Form 20-F
period 2002-12-31
SILICOM LTD
filed 2003-06-26
CIK 916793

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

SILICOM LTD.
 (Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

8 Hanagar Street, Kfar Sava 44000, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, nominal value 0.01 New Israeli Shekels per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

               Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

 4,125,300

               Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☑     No ☐

               Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐          Item 18 ☑

This annual report on Form 20-F includes certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934.  The use of the words “projects,” “expects,” “may,” “plans” or “intends”, or words of similar import, identifies a statement as “forward-looking.”  There can be no assurance, however, that actual results will not differ materially from our expectations or projections.  Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this report at Item 3 titled “Risk Factors.”Any forward-looking statements contained in this annual report speak only as of the date of this report, and we caution investors and potential investors not to place undue reliance on these statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Risk Factors.

Item 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

               Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

               Not Applicable

Item 3.  KEY INFORMATION
Selected Financial Data

               The following selected financial data has been derived from our audited consolidated financial statements for the periods, which have been prepared in accordance with U.S.  GAAP and were audited by Somekh Chaikin, a member firm of KPMG International. The financial data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto, which are set forth in Item 18 – “Financial Statements” and are incorporated by reference, and the other financial information appearing elsewhere in this annual report.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

Year Ended December
31
In US$ Thousands

	2002	2001	2000	1999	1998

Sales	$2,726	$4,530	$7,769	$5,672	$5,933
Cost of sales	2,091	3,635	4,829	3,297	3,553

Gross profit	635	895	2,940	2,375	2,380

R&D costs, gross	1,523	1,333	1,418	1,078	1,170
(Less) government royalty-bearing participations	15	(469)	(410)	(417)	(383)

R&D costs, net	1,538	864	1,008	661	787
Selling, marketing, general and administrative expenses	1,734	1,738	1,419	1,416	1,394

Total operating expenses	3,272	2,602	2,427	2,077	2,181

Operating income (loss)	(2,637)	(1,707)	513	298	199
Other expenses	-	-	-	-	(16)
Financial income, net	152	254	398	264	205

Income (loss) before taxes on income	(2,485)	(1,453)	911	562	388
Taxes on income	-	33	24	42	42

Net income (loss)(1)	(2,485)	(1,486)	887	520	346

Earnings (loss) per share
Basic earnings (loss) per ordinary share	$(0.60)	$(0.36)	$0.22	$0.13	$0.09

Weighted average number of ordinary shares used to compute basic earnings (loss) per share (in thousands)	4,110	4,110	4,103	3,986	3,985

Diluted earnings (loss) per ordinary share	$(0.60)	$(0.36)	$0.20	$0.13	$0.09

Weighted average number of ordinary shares used to compute diluted earnings (loss) per share (in thousands)	4,110	4,110	4,394	4,014	3,991

Net income is after deduction of taxes on income, which has been reduced by virtue of tax benefits to which the Company is entitled in its capacity as an “Approved Enterprise” under Israeli law.  As such, the Company was not required to pay full income tax for a period of up to seven years ending in 1997 and also for ten years ending in 2006. See Note 9B to the Financial Statements and “Item 10.  Additional Information -  Taxation.”

	2002	2001	2000	1999	1998

Consolidated Balance Sheets Data:
Working capital	$5,686	$5,583	$9,051	$7,949	$6,976
Total assets	$7,404	$9,658	$12,159	$10,014	$9,507
Short-term debt	$976	$760	$1,812	$922	$1,106
Long-term debt	$743	$728	$691	$569	$460
Shareholders’ equity	$5,685	$8,170	$9,656	$8,523	$7,941
Number of shares outstanding	4,125,300	4,125,300	4,125,300	4,024,600	4,000,000

Risk Factors

This annual report and statements that we may make from time to time may contain forward-looking information.  There can be no assurance that actual results will not differ materially from our expectations, statements or projections.  Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below.

The loss or ineffectiveness of our original equipment manufacturers may have a temporary material adverse effect on our operations and financial results.

Our sales and marketing strategy is to develop and maintain strategic relationships with leading original equipment manufacturers (OEMs), installers and integrators in the computer industry, which sell our Connectivity Products under their own private labels or integrate our products into their systems. These OEMs are not within our control, are not obligated to purchase our products, and may represent other lines of products.  A reduction in their sales efforts or discontinuance of sales of our products by our OEMs could lead to reduced sales and could materially adversely affect our operating results. In 2002, one OEM, which was our major customer, was responsible for the vast majority of our sales of Ethernet/Fast Ethernet PC Card products. (see footnote 12 to the consolidated financial statements).  The termination or loss of this OEM, or of several OEMs at approximately the same time, might have a temporary material adverse effect.

 We depend on our distributors.

The distribution industry has been characterized by rapid change.  While alternative distribution channels have emerged, an increasing number of companies  is competing for access to these distribution channels.  In addition, consolidations and financial difficulties of distributors occur in the distribution industry. Many of the same risks which apply to the use of OEMs also apply to distributors:  they are not under our control, are not obligated to purchase our products, and may represent other lines of products.

The market for our products changes rapidly and demand for new products is difficult to predict.

The market for our products is characterized by rapidly changing technology, short product-life cycles and evolving industry standards.  We intend to make substantial investments in product and technology development and to continue to participate in the development of industry standards.  Notwithstanding these efforts, we cannot not assure you that we will be successful in selecting, developing, manufacturing and marketing enhanced and new products in a timely manner.

We may experience difficulty in developing new, commercially successful products and acceptable release times.

Since we commenced operations, we have conducted extensive research, development and engineering activities.  Our efforts emphasize the development of new products, cost reduction of current products, and the enhancement of existing products, generally in response to rapidly changing customer preferences, technologies and industry standards.  We cannot assure you that any of our development efforts will result in commercially successful products, that such products will be released in a timely manner or that we will be able to respond effectively to technological changes or new product announcements by others.

Loss of our sources for certain key components could harm our operations.

Although we generally use standard parts and components for our products, certain key components used in our products are currently available from only one source, and others are available from a limited number of sources. We believe that we maintain a sufficient inventory of these components to protect against delays in deliveries.  However, we cannot assure you that we will not experience delays in the supply of critical components in the future or that we will have a sufficient inventory of critical components at such time to produce products at full capacity. In the event that we are not able to purchase key components of our products from our limited sources, we may need to redesign certain products.  We cannot assure you that we will have the adequate resources for such a redesign or that such a redesign will be successful.

The market for our products is highly competitive.

The data communications industry, and in particular the market for connectivity products, described below, is highly competitive.  We face extreme competition from numerous companies, most of which are more established, benefit from greater market recognition (especially in the United States) and have greater financial, production and marketing resources than we do. We cannot assure you that our present or contemplated products will continue to be distinguishable from those of our competitors or that the marketplace will find our products preferable to those of our competitors.  Furthermore, there can be no assurance that competitive pressures will not result in price reductions that could materially adversely affect our business and financial condition and the results of our operations.

Certain competitors may be better positioned than we are.

With respect to certain products we market, we face competition from large, multi-national corporations.  Major competitors in the traditional connectivity solutions for portable computers area include 3Com Corporation, International Business Machines Corp. (IBM), and Accton Technologies. Our primary competitor in this area, with product lines very similar to ours, is Xircom, Inc., which was purchased by Intel but continues to compete under this name.  In the broadband internet access area, our major competition comes from a few Taiwanese-based companies. In addition, there are a number of companies who offer  broadband products which eliminate the need for certain of our products.

Our success depends on the protection of our intellectual property rights.

Our success and ability to compete depend to a significant degree on our proprietary technology.  The measures we have taken to protect our proprietary technology afford only limited protection, and, accordingly, we cannot assure you that such steps will be adequate to prevent misappropriation of our technology or the independent development of similar technologies by others.  Despite our efforts, unauthorized parties may attempt to copy aspects of our products and develop similar hardware or software or to obtain and use information that we regard as proprietary.

We may not be able to prevent others from claiming that we have infringed their proprietary rights.

We cannot assure you that one or more parties will not assert infringement claims against us.  The cost of responding to claims could be significant, regardless of whether the claims have merit.  Significant and protracted litigation may be necessary to protect our intellectual property rights, to determine the scope of the proprietary rights of others or to defend against claims of infringement, regardless of whether the claims have merit.  In the event that any infringement claim is brought against us and infringement is proven, we could be required to discontinue the use of the relevant technology, to cease the manufacture, use and sale of infringing products, to incur significant litigation damages, costs and expenses, to develop non-infringing technology or to obtain licenses to the alleged infringing technology and to pay royalties to use such licenses.  There can be no assurance that we would be able to develop any such alternative technologies or obtain any such licenses on terms commercially acceptable to us. Any infringement claim or other litigation against us could seriously harm our business, operating results and financial condition.  While there are no lawsuits or other claims currently pending against us regarding the infringement of patents or intellectual property rights of others, we have been a party to such claims in the past and may be party to such claims in the future.  A prior claim against us has been resolved through a license agreement, the terms of which have not had a material effect on our business. See “Item 4.  Information on the Company - Intellectual Property Rights And Software Protection.”

We are dependent on key personnel.

Our success has been, and will be, dependent to a large degree on our ability to retain the services of key personnel and to attract additional qualified personnel in the future.  Competition for such personnel is intense.  There can be no assurance that we will be able to attract, assimilate or retain key personnel in the future and our failure to do so would have a material adverse affect on our business, financial condition and results of operations.

Exchange rate fluctuations and international risks could increase the cost of our operations.

Substantially all of our international sales are denominated in U.S. dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions, and changes in tariffs and freight rates.  We believe that the rate of inflation in Israel has had a minor effect on our business to date.  However, our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the New Israeli Shekel (NIS) against the dollar or if the timing of such devaluation lags behind inflation in Israel.  See “Item 5.  Operating and Financial Review and Prospects - Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets.”

If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders will suffer adverse tax consequences.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we may be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our shares taxed at ordinary income rates, rather than the capital gain rate. The determination that we are a passive foreign investment company could also have an adverse effect on the price and marketability of our shares. (See Item 10.  “Additional Information – Taxation – Passive Foreign Investment Companies”.)

The trading volume of our shares has been low in the past and may be low in the future, resulting in lower than expected market prices for our shares.

Our shares have been traded at low volumes in the past and may be traded at low volumes in the future for reasons related or unrelated to our performance.  This low trading volume may result in market prices for our ordinary shares that are below their value and you may not be able to resell your shares for more than you paid for them.

Israeli courts might not enforce judgments rendered outside of Israel.

We are incorporated in Israel. Most of our executive officers and all of the directors are non-residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any such persons.  It may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.  If a foreign judgment is enforced by an Israeli court, it generally will be payable in New Israeli Shekels, which can then be converted into foreign currency at the rate of exchange of such foreign currency on the date of payment. Pending collection, the amount of the judgment of an Israeli court stated in New Israeli Shekels (without any linkage to a foreign currency) ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate prevailing at such time.  Judgment creditors bear the risk of unfavorable exchange rates.

The political environment and hostilities in Israel could harm our business.

Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and the Arab countries in the region.  This state of hostility has varied in degree and intensity over time. There has been a significant increase in violence since September 2000 which has continued with varying levels of severity into 2001 and 2002, and negotiations between Israel and Palestinian representatives has ceased.  Since late September 2000, there has been a significant increase in hostilities and unrest as between Israel, the Palestinian Authority and certain terrorist groups operating within the Palestinian Authority.  While this development has not had a material impact on our business, we cannot assure you that it will not have such an effect in the future. The political and security situation in Israel may result in certain parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions.  Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, many of our facilities are located in Israel, which is currently experiencing civil unrest, terrorist activity and military action. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity,  we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot give any assurance that security and political conditions will not have such an effect in the future. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations

Furthermore, all non-exempt male adult permanent residents of Israel under the age of 48 are obligated to perform military reserve duty and may be called to active duty under emergency circumstances.  Recently, there has been a significant call up of military reservists, and it is possible that there will be additional call-ups in the future.  While we have operated effectively despite these conditions in the past, we cannot assess what impact these conditions may have in the future, particularly if emergency circumstances arise. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

Corporate governance scandals and new legislation could increase the cost of our operations.

As a result of recent corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general are expected to increase in the near future. New legislation, such as the recently enacted Sarbanes-Oxley Act of 2002, will have the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

We are affected by volatility in the securities markets.

Due to the recent downturn in the world economy, the securities markets in general have recently experienced volatility which has particularly affected the securities of many high-technology companies, including companies that have a significant presence in Israel.  This volatility has often been unrelated to the operating performance of these companies.  They, and particularly those in the fields of communications, software and Internet, may experience difficulties in raising additional financing required to effectively operate and grow their businesses.   Such failure and the volatility of the securities markets in general may affect our financial results.

We have been and may continue to be negatively affected by the aftermath of September 11 events.

On September 11, 2001, the United States was subject to terrorist attacks at the World Trade Center buildings in New York City and at the Pentagon in Washington, D.C.  In response to these terrorist attacks, a United States-led coalition of nations commenced a series of retaliatory military strikes in Afghanistan upon strategic installations of the Taliban regime. Another United States-led coalition also conducted a war in Iraq which led to the end of Saddam Hussein’s regime.  These events have had, and we expect will continue in the foreseeable future to have, an adverse effect on the global economy, and could result in a disruption of our business or that of our customers.

We may be affected by the outbreak of Severe Acute Respiratory Syndrome, known by the acronym SARS.

Severe Acute Respiratory Syndrome, or SARS, is a respiratory illness that has recently been reported in Asia, North America, and Europe.  Organizations such as the Centers for Disease Control have placed travel advisories and travel alerts in effect in certain geographic areas of the world.  SARS has not had any affect on our business to date, and we do not expect that it will result in any disruption of our business in the foreseeable future.  However, if it continues to spread aggressively, it could affect our business or that of our customers in those geographic areas.

We are affected by the worldwide downturn in industries based on technology.

The volatility in the securities markets discussed above and its effect on high-technology companies may have a ripple effect on our performance.  Cable companies and internet providers have been hard hit by the downturn, and some have already closed or are in the process of closing. While these developments have not materially affected us in the past, we started to feel the effects of the downturn beginning in 2001, and these effects have continued in 2002.We can give no assurance that our results will not be affected if any of the cable companies or internet providers we work with consolidate, merger or initiate bankruptcy or liquidation proceedings.  In addition, the current state of this market causes many of the business transactions we have entered into or propose to enter into to move slowly, and the current uncertainty in the market generally makes doing business at the present time more complicated.

Item 4.  INFORMATION ON THE COMPANY.

History and Development of the Company

Our legal and commercial name is Silicom Ltd. We were incorporated under the laws of Israel in 1987, and we operate under Israeli law and legislation. Our registered and principal executive offices are located in Israel at 8 Hanagar Street, Kfar Sava, Israel 44000, and our telephone number is 011-972-9-764-4555. Our website is http://www.silicom.co.il. We do not intend for any information contained on our internet website to be considered part of this annual report.

We are engaged in the design, manufacture, marketing and support of connectivity solutions for a broad range of computer users. Our first products were integrated circuits for IT manufacturers.  Later on, we focused our strategy on designing, manufacturing, marketing and supporting a range of connectivity solutions for mobile and remote PC users.  Our traditional line of products serves as a communication gateway to enable portable computers   to access information and resources found on Local Area Networks (“LANs”) and Wide Area Networks (“WANs”).

Responding to changes in the market for connectivity products, we leveraged our expertise in developing connectivity solutions for portable and desk-top computer users and introduced a range of connectivity solutions which facilitate connection between PCs and broadband internet modems in the years 2000 and 2001. In 2002 we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end server/storage networking cards. We are currently introducing this line to potential markets and customers. A description of our principal capital expenditures and divestitures for the last three fiscal years and currently in progress is hereby incorporated by reference to Item 5 of this annual report.

Business Overview

Our business model is based on the exploitation of our core intellectual property relating to  connectivity solutions and networking.  On one side of the spectrum, at the conception or “pure thought” stage, we offer production files (and software, in the case of the self-install technology), in which we develop the required product and deliver full documentation needed to produce the product.  In the middle of the spectrum, we design modules which are subassemblies containing our intellectual property for integration into products of other companies.  At the far end of the IP spectrum, we produce completed products which fulfill the time-to-market needs of our clients.

We are currently active in the following markets, each of which is described in greater detail below:

•	Connectivity solutions for portable PCs: this is our traditional area of expertise.

•	Broadband Internet access: this is the area in which we leveraged our core technology and connectivity solutions know-how in 2000 and 2001.

•	High-end Server/Storage networking cards: this is the newest area in which we are leveraging our expertise in networking and operating systems.

Traditional Connectivity Solutions for Portable PCs.

In the past few years, there has been a steady growth in sales of portable computers.This growth has been driven by technological advances, which have resulted in the continued introduction to the market place of more compact, more powerful, lighter and easier to use portable computers.  These advances have made portable computers a solution for an increasingly mobile workforce, such as traveling executives, consultants, salespeople, telecommuters and people who take their work home with them.  In addition, as portable computers have  become more powerful, an increasing number of portable computers are now utilized as primary personal computers, or PCs, in and out of the office, and are used instead of (and not in addition to) legacy desktop PCs.  The growth in the use of portable computers has corresponded with an increased dependence on network-based communication systems, resulting from the need to effectively and efficiently use resources and communicate information in today’s competitive business environment.  In the field of portable computers, our core strength has been our broad range of single and multi-function connectivity products that incorporate various technologies to provide portable computer users with a comprehensive solution to their connectivity problems.  Our products enable connection of portable computers to (i) any LAN networking standard, whether Ethernet, Fast Ethernet, Token Ring or ARCnet, (ii) all commonly used cable types, whether Coaxial, Twisted Pair or AUI, (iii) all forms of interfaces, whether parallel port, USB, PCMCIA or CardBus, and (iv) commonly used serial ports, whether RS-232 or USB.  Our connectivity products incorporate pre-configured software drivers that support a broad range of network operating systems and communication protocols.

While all the above is still true, the trend in the data communications industry has been to incorporate modems as built-in elements of portable PCs, and to incorporate Ethernet and Fast Ethernet as built-in elements of portable PCs.  Both these trends have  obviated much of the need for our Modem and Ethernet/Fast Ethernet PC Card products.  We believe that Modem and Ethernet/Fast Ethernet PC Cards  will be phased out completely over time. Nevertheless, one of our major OEM customers integrates our Ethernet and Fast Ethernet PC Cards in its systems. As such, the impact of the above-mentioned trend is not relevant for this customer. Sales of Ethernet and fast Ethernet PC Cards for this customer in the years 2002, 2001 and 2000 were $899,000, $1,387,000 and $1,701,000 respectively. Also as mentioned above, our PC card sales are based on sales of products other than Ethernet/Modem products. See “Item 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS – Trend Information”.

Broadband Internet Access

One of the technological challenges in delivering high-speed internet services to subscribers is to easily connect a broadband modem to a subscriber’s PC.  Most Broadband modems are external and must be physically connected to the PC.  While initially most broadband modems used Ethernet technology, most home computers did not have an Ethernet card installed.  This created a bottleneck in installation, limiting the speed with which broadband internet service providers could penetrate the market.  This bottleneck was further complicated by the fact that telephone and cable companies supplying broadband internet service may not have had enough qualified technicians who had the know-how to connect the internet platform to the PC.

Our solutions to this challenge, which we dubbed “the Last 10 Feet”, were our  USB-based external Ethernet product (the “U2E”), as well as our USB Ethernet self-install adapter (the “U2ES”), a product which incorporated our self-install technology. The U2ES was intended to connect broadband modems to PCs through the PC’s USB port, while performing  automatic installation and configuration steps.

While initially most broadband modems used Ethernet technology for connection to PCs, broadband manufacturers are now moving towards adding USB ports to their modems, hence enabling USB to USB connection between the modem and the PC.  Although this solution eliminates the need for Ethernet connectivity, the USB modem must still be installed into the PC with an installation CD or diskette. The goal of our self-install technology was  to enable broadband manufacturers to offer self-install solutions, either inside the modem or externally, that would perform all installation and configuration steps automatically, with no user intervention.

Our self-install technology, called “IPlug™”, removed the need for human intervention in the installation process, whether by users or by technical support staff of broadband Internet service providers. Installation could be completely automated.

We  entered into a number of agreements to license our self-install technology in the year 2002.  In September, 2002 we entered into a license agreement with Thales Avionics, a European leader in in-flight entertainment, to license the IPlug™ technology in order to enable internet hook-up for airplane passengers. This agreement, however, is not currently being implemented.  In July, 2002 (pursuant to an agreement which was signed in 2001), we licensed the IPlug™ technology to STSN, a global provider of broadband services, to be used in major hotel chains around the world. In April, 2002, we signed a three-year agreement with Hyundai Networks Inc., to co-develop the industry’s first self-installing ADSL modem.

We also entered in January 2003 into a license agreement with Triz Co. Ltd., a Korean ADSL modem manufacturer, to incorporate the IPlug™ technology into their ADSL modems, and in February 2003 we entered into a license agreement with ExtremeSpeed, a Canadian internet provider for hotels, apartments and condominiums, to incorporate the IPlug™ technology into two of their USB devices.

Due to the general downturn worldwide in industries based on technology, the business transactions we proposed to enter into in the broadband area moved very slowly, and the uncertainty in the market made doing business more complicated.  In addition, the technology and products we developed in the broadband field, including the IPlug™ technology, lost their competitive edge because of similar products which became commodities in 2002.  For instance, regular peripherals without self-install technology became a commodity, to the disadvantage of peripherals which included our self-install technology. As such, we  have decided not to invest more of our resources in the further development of this area.

High end Server/Storage Networking Cards

In an effort to leverage our strengths, we have recently begun to explore a new direction which we feel will be our primary growth driver in the future:  high-end server/storage networking cards.  Our core expertise has always been our broad range of Ethernet and connectivity products, which provided personal computer users with solutions to their connectivity problems.  We have decided to employ our core know-how in the realm of server-based systems.  Doing so takes advantage of our competitive edge by using the expertise we have developed in connectivity solutions for personal computers in industries which require broader connectivity solutions with very high-performance environments.  These industries include data storage, video on demand, internet content delivery, high-performance computing, web servers, etc. Data storage is the leading application that uses such networking cards. Our decision to move into the server-based systems area also capitalizes on our previous experience with the storage market. In order to increase our sales efforts and to improve our access to the relevant markets, we recently recruited two salesmen in the U.S., one in the Boston area and the other in California, both with experience in selling networking cards to the server/storage industries.

               We have developed a line of products for the evolving server/storage networking industry which facilitate interaction between servers, allowing them to “speak” to each other.  It would be impossible to design such sophisticated products without a high level of cross-disciplinary knowledge.    The products we have developed use our Ethernet and operating systems expertise.  The first products in this line are eight multi-port Gigabit-Ethernet Server/Storage Networking cards. These are powerful products that allow server-based systems to fully exploit the high-speed potential of Gigabit Ethernet. The products have either two, four or six ports, which plug into the servers between whom interaction is facilitated.   Our main competitors in this area, Intel and 3Com Corporation, have developed cards which do not cover the full scope of features that our products do.  For instance, neither of our competitors offers six ports.  This gives us a competitive edge. We are currently the only company offering such a product with six ports.  In addition, our products are based on two different chip sets, both of which are industry leaders, making them more compatible with our potential customers’ needs.

The following is a brief description of the eight new networking products:

The eight products are divided into two groups: four products are based on Broadcom’s chipset and four products are based on Intel’s chipset.

Products based on Broadcom’s chipset are: PXG6, PXG4, PXG2 and PXG2F. The number in each product name represents the number of Gigabit-Ethernet ports that each product has. The F in the fourth product represents a Fiber-optic Ethernet interface, rather than a copper Ethernet interface in the first three products. Products based on the Intel chipset carry the same name with an addition of “I” at the end to indicate the Intel chipset. Except for the difference in the type of chipset, number of ports and type of Ethernet interface, all other key applications and features are almost similar for all products, as following:

Key Applications:

•	Network-attached storage (NAS)

•	Video on Demand servers

•	Content Delivery servers

•	Internet Service Providers / Web Hosting

•	Firewalls, Gateways & Routers

•	Network segmentation for network security purposes

Key Features:

•	Six, four or two independent copper, or two independent fiber, Gigabit Ethernet channels with support for Gigabit Ethernet (1000Base-T), Fast Ethernet (100Base-Tx), and Ethernet (10Base-T)

•	Auto-negotiation automatic sensing and switching between 1000Mbps full duplex or 100 / 10 Mbps operations Simplex or Full Duplex

•	Host Interface standard support:

• PCI v2.2 32/64 bit, 33/66Mhz

• PCI-X v1.0 32/64-bit, 66/100/133MHz

•	Individual MAC address for each port (support multiple domain/IP networks)

•	Ultra deep, 64 KB packet buffer per channel, which lowers CPU utilization and avoids PCI-X congestion

•	Dual high speed RISC processor per channel for advanced packet classification

•	TCP/UDP/IP checksum offloads to shift checksum processing from the host CPU to the NIC for improved system response and longer CPU life

•	TCP segmentation offloads to reduce host CPU load for improved system performance.

•	Server class reliability, availability and performance features.

•	Link Aggregation and Load Balancing:

• Switch dependent: 802.3ad (LACP), Generic Trunking (GEC / FEC)

• Switch and NIC Independent.

• Failover

•	Priority queuing - 802.1p layer 2 priority encoding.

•	Virtual LANs -802.1q VLAN tagging.

•	Jumbo Frame (9KB) to speed data transfer rates and further improve the throughput.

•	PCI Hot-Plug for replacement and removal of server NIC to a PCI Hot Plug compatible server without powering down the system

•	802.x flow control.

•	Boot ROM, embedded or optional, which can be used for Boot ROM applications.

We are currently developing the next generation of products, which is based on a TOE (TCP/IP Offload Engine) solution. Multi port Gigabit-Ethernet cards can work at very high speeds, but in some cases, they bring the CPU utilization of the host-server to almost 100%. The TCP/IP Offload Engine solution off-loads the CPU work from the host to the networking card itself.  This releases the CPU of the host-server, and allows it to deal with its original missions.

               We believe that the high-end storage/server networking cards will fuel our growth in the future.  A distinct advantage of these products is that the demand for them has been much less affected by the world-wide downturn in the high technology industry than has the demand for “dot.com” products and companies.  Server-based systems and data storage are industries that continue to require innovative solutions which must be faster and faster.  However, the sales cycle for products in this industry is long, meaning that it may be difficult for us to build a customer base.  Once we begin to build this base, though, each success we have may represent an opportunity for sustained, long-term revenues. We cannot assure you that we will succeed in having significant sales in this area.

Principal Markets

The principal markets in which we compete are set forth more particularly and are incorporated by reference to footnote 10(A) to Item 18 of this annual report (the Financial Statements).  In    2000, 2001 and 2002, approximately   42%, 37 % and 21%, respectively, of our sales were in Europe,  36%, 45% and 65%, respectively, were in the United States and Canada, and  22%, 18% and 14%, respectively, were in other countries.    Our main business is not seasonal, and we believe that there are sufficient sources and raw materials available to sustain it.

Sales and Marketing

Over the last few years, our sales and marketing has been carried out through a network of strategic relationships with leading original equipment manufacturers, installers and integrators in the computer industry which sell our Connectivity Products under their own private labels or incorporate our integrated circuits or modules into their products.  They are referred to in this report as OEMs, or OEM customers.  Our strategy of carrying out strategic relationships with OEM customers has not changed.  We believe that these relationships enable us to take advantage of the superior financial resources and market presence of these companies to increase our sales and establish, maintain and strengthen our position and reputation in the market for connectivity products.  We will continue to market complete product solutions, but believe that these complete product solutions will become less important as we move towards the server/storage networking markets. In addition, we believe that such relationships improve access to new technologies developed by such OEMs, thereby shortening the time-to-market of our products and technology and ensuring smooth integration of our products and technology with those of the OEMs. In furtherance of this strategy, we have entered into strategic arrangements with several OEMs, including Compaq, Tut, EMC2, Hyundai, KLSI and others.These companies incorporate our connectivity products and/or technology under their own private labels or integrate our products/technology into their systems or as part of their systems.  Revenues from sales of our connectivity products  (including integrated circuits) to OEM customers in  2002 constituted approximately 43% of our revenues. The loss of any one of our OEM customers may have a material adverse effect on our operations and financial results.  We cannot assure you that we will be able to enter into strategic relationships with OEMs in the future.  Our products are marketed directly, through our U.S.-based subsidiary, through a worldwide network of independent distributors (generally on a non-exclusive basis) and through OEMs which sell our Connectivity Products under their own private labels or incorporate our technology into their products. Normal payment terms of our distributors are up to 60 days net.Substantially all of our international sales are denominated in U.S. dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions, and changes in tariffs and freight rates. We have experienced no material difficulties to date as a result of these factors.

Our arrangements with distributors, OEMs and resellers are generally non-exclusive.  We have generally experienced good relations with our distributors and are not aware of any pending terminations.

Our OEMs, distributors and resellers are not within our control.  They are not obligated to purchase products from us and may represent other lines of products.  A reduction in sales effort or discontinuance of sales of our products by our OEMs, distributors and resellers could lead to reduced sales and could materially adversely affect our operating results.  Use of distributors and OEMs also entails the risk that distributors or OEMs will build up inventories in anticipation of a growth in sales.  If such growth does not occur as anticipated, these distributors or OEMs may substantially decrease the amount of products ordered in subsequent quarters, discontinue product orders or even attempt to return unsold products.  The distribution industry has been characterized by rapid change, including consolidations and financial difficulties of distributors and the emergence of alternative distribution channels.  In addition, an increasing number of companies are competing for access to these channels.  The loss or ineffectiveness of any of our major distributors or OEMs could have a material adverse effect on our operating results.  We  believe that no termination of a single distributor is likely to have a material adverse effect on us. However, the termination or loss of several distributors at approximately the same time might have a temporary material adverse effect on us.  We consider certain criteria in our selection of a new distributor, including the sales and support capabilities of the proposed distributor, the technical level of its personnel, the reputation and accessibility to the marketplace of the proposed distributor and its credit-worthiness.  We closely monitor the performance of each distributor.

Research and Product Development

Since we commenced operations, we have conducted extensive research, development and engineering activities.  Our efforts emphasized the development of new products, cost reduction of current products, and the enhancement of existing products, generally in response to rapidly changing customer preferences, technologies and industry standards.  We intend to capitalize on our technology base and our experience in order to develop server/storage networking cards to be used by manufacturers of server-based systems.

We cannot assure you that any of our development efforts will result in commercially successful products, that such products will be released in a timely manner or that we will be able to respond effectively to technological changes or new product announcements by others.

The markets for our products are characterized by rapidly changing technology, short product-life cycles and evolving industry standards.  We believe that success will depend upon our ability to successfully market new networking and connectivity concepts, and to a lesser extent, upon our ability to enhance our existing products, and to introduce new products on a timely basis. Accordingly, we intend to make substantial investments in technology development. Notwithstanding these efforts, we cannot assure you that we will be successful in selecting, developing, manufacturing and marketing our technology or our enhanced and new products in a timely manner.

Manufacturing and Suppliers

Our manufacturing operations for hardware components consist primarily of producing finished goods from components and sub-assemblies purchased from third parties.  In addition, we perform testing and quality assurance procedures with respect to the components and sub-assemblies which are incorporated into our final products and the final products themselves.

We seek to monitor quality with respect to each stage of the production process including, but not limited to, the selection of component suppliers, warehouse procedures and final testing, packaging and shipping.  We have been certified as complying with “ISO 9002”, which is a quality control standard used in the industry.  We believe that our quality assurance procedures have been instrumental in achieving a high degree of reliability for our products.  We intend to continue to maintain and improve the efficiency of such procedures.

Although we generally use standard parts and components for our products, certain key components used in our products are currently available from only one source, and others are available from a limited number of sources. Components currently available from one source include a proprietary LAN (Fast Ethernet and Ethernet) chipset, modem chipsets and other components, including other semiconductor devices, transformers and plastic and metal product housings.  We believe that we maintain a sufficient inventory of these components to protect against delays in deliveries. There can be no assurance that we will not experience delays in the supply of critical components in the future or that we will have a sufficient inventory of critical components at such time to produce products at full capacity.  If we do experience such delays and there is an insufficient inventory of critical components at that time, our operations and financial results would be adversely affected.

We are generally required to fill orders for our products within a few weeks after receipt of a firm purchase order.  Consequently, backlog is maintained at low levels.

Competition

The data communications industry, and in particular the market for Connectivity Products, is highly competitive.  We face extreme competition from numerous companies, most of which are more established, benefit from greater market recognition (especially in the United States) and have greater financial, production and marketing resources than we do.  In particular, our primary competitor, with product lines very similar to our PCMCIA product line, is Xircom, which was acquired by Intel.  In addition, with respect to certain products that we market, we face competition from large, multi-national corporations.  Major competitors in the traditional connectivity solutions area include 3Com Corporation, International Business Machines Corp. (IBM), and Accton Technologies, in addition to Xircom. Many other companies from Taiwan and the Far East are also competitors.

In the broadband internet access area, our major competition comes from a handful of companies based in Taiwan.    In addition, there are a number of companies offering broadband products containing built-in internal USB connectivity, thus decreasing the need for an adapter like our U2E and/or U2ES.

In the server/storage networking area, our major competition comes from major NIC manufacturers such as Intel, 3Com and Adaptec.

We cannot assure you that the marketplace will find our products or technology preferable to those of our competitors.  Furthermore, there can be no assurance that competitive pressures will not result in price reductions that could materially adversely affect us.

Intellectual Property Rights And Software Protection

Our success and ability to compete are dependent to a significant degree on our proprietary technology.  We currently rely on a combination of trade secret, copyright and trademark laws, together with non-disclosure agreements and technical measures, to establish and protect proprietary rights in our products.    These measures afford only limited protection, and accordingly, there can be no assurance that the steps we take to protect these proprietary rights will be adequate to prevent misappropriation of our technology or the independent development of similar technologies by others.  Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products and develop similar hardware or software or to obtain and use information that we regard as proprietary.  In addition, there can be no assurance that one or more parties will not assert infringement claims against us.  The cost of responding to claims could be significant, regardless of whether the claims are valid.

In April 2002 we reached agreement with a company that suggested that certain of our connectivity products infringe its patents.  We agreed to pay the amount of $150,000 to this company in exchange for the right to license for our past and future products which use this alleged infringing technology. In reaching agreement we avoided incurring additional costs and expenses. See Note 6 to the consolidated financial statements.

Governmental Regulation Affecting the Company

As a company which focuses on research and development and which receives grants in order to do so from the Government of Israel, we are affected by the terms of the grants we have received from the Office of the Chief Scientist of Israel.  Under the terms of these grants, we are responsible to pay royalties based on the net sales of our products.  In addition, manufacturing of products developed with these grants should be performed in Israel (otherwise additional royalties are due), and approval must be obtained to transfer technologies developed through projects in which the government participates.  See “Item 5. Research and development, patents and licenses, etc.”

In addition, we receive certain tax benefits and reduced tax rates from the Israeli government.  See “Item 10.  Additional Information – Taxation.”  The entitlement to these benefits is conditional upon our fulfillment of the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments. In the event of failure to comply with these conditions, the benefits could be canceled and we would be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences and interest.

Organizational Structure.

We are a member of the “Rad Group” of companies, which is an affiliated group of high-technology companies in Israel. We have one wholly-owned subsidiary which is incorporated in the United States under the name Silicom Connectivity Solutions Inc.   Two of our founders, Messrs. Yehuda and Zohar Zisapel, are also founders, directors and principal shareholders of several other corporations within the Rad Group.  See Item 7.  “Major Shareholders and Related Party Transactions.”

Property, Plants and Equipment

We do not own any real property, but we lease property at three locations.  Our executive offices and research and development facilities are located in Kfar Sava, Israel. Our lease with respect to such space, which expired on October 31, 1998, may be renewed for additional one-year periods not to exceed a total of four years.  We exercised this option and renewed the lease at these premises beginning in November, 1999, and we renewed for an additional year in November, 2001; we extended the lease agreement until October 31, 2003, however, we decreased the amount of space currently under lease. The lease is now for approximately 600 square meters, instead of 945 as it was last year. We anticipate that we will extend the lease again.   We currently pay a monthly rent of $5,000. We conduct our manufacturing from a facility of approximately 610 square meters in Yokneam, Israel.  The monthly rent payments for this facility are $5,010.  The lease is for a 4-year period, and will expire on August 15, 2004, with an option to renew the lease for an additional period of one year.

Commencing in March 1997, we began to lease space in Mahwah, New Jersey from an affiliate. Currently, the base monthly rent payments are $924, plus an additional $410 per month for maintenance and utilities.   See “Item 7 – Major Shareholders and Related Party Transactions.”

We believe that our facilities in Israel and in the United States are suitable and adequate for our operations as currently conducted.    In the event that additional facilities are required or we need to seek alternative rental properties, we believe that we could obtain such additional or alternative facilities at commercially reasonable prices.

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

Silicom was incorporated in Israel and commenced operations in 1987.  We have traditionally been engaged in the design, manufacture, marketing and support of connectivity solutions for mobile and remote personal computer users. In the years 2000 and 2001, we leveraged the IP developed in this area for use in the broadband internet access market. In 2002 we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end server/storage networking cards. We are currently introducing this line to potential markets and customers. We primarily sell our products through a worldwide network of independent distributors on a non-exclusive basis and through Original Equipment Manufacturers.  In the United States, we market our products through our wholly-owned United States subsidiary, Silicom Connectivity Solutions, Inc.

Critical Accounting Policies.

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below.

•	Inventories - Inventories are stated at the lower of cost or market. Cost is determined using the “average-cost” method for raw materials.

The cost of the work in process and finished goods is determined based on the allocation of labor and overhead, which are allocated on the basis of raw materials consumption.

The company carefully examines its obsolete or slow-inventory situation and establishes all allowances for obsolete or slow-moving inventory to record at the lower of cost or market. The examination of obsolete or slow moving inventory includes our estimates of  the likelihood of using or selling each of the material inventory parts.

•	Allowance for doubtful accounts -

Trade receivables are recorded less the related allowance for doubtful accounts receivable.   We consider accounts receivable to be doubtful when it is probable that the Company will be unable to collect all amounts, taking into account current information and events regarding the customers’ ability to repay their obligations.

The balance sheet allowance for doubtful debts is determined as a specific amount for those accounts the collection of which is uncertain. We perform our estimates regarding potential doubtful debts based on payment history and correspondence with our customers, and based on new information we  receive about customers’ financial situation. As of March 31, 2003, the allowance for doubtful debts was $20,000.

•	Deferred Taxes - We account for income taxes under SFAS 109 “Accounting for Income taxes”.

Under SFAS 109, deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized.  Deferred tax assets for future tax benefits from realization are included when their realization is more likely than not.  Valuation allowances are established when necessary to reduce deferred taxes sets to the amount expected to be realized. Deferred taxes were not recorded in respect of the following matters –

	1.	Carry forward tax losses - As of December 31, 2002, we had carry forward tax losses of approximately $3,468,000. There is no assurance that these carry forwards will be realized.

	2.	Taxes, which may apply upon the realization of investments in consolidated subsidiaries and affiliated companies - currently there is no intention to realize such investments.

          Recently Enacted Accounting Pronouncements

          SFAS 143 - Accounting for Asset Retirement Obligations.  In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations” (hereinafter – “SFAS 143”).  SFAS 143 requires that we record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets.  We also record a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002.  Earlier application is permitted.  We believe that the adoption of SFAS 143 will not have a significant impact on our consolidated financial statements.

          SFAS 145 - Rescission of FASB Statement 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections.  In April 2001, the FASB  issued SFAS 145, “Rescission of FASB Statement 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections” (hereinafter - “SFAS 145”).  SFAS 145 rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishments of Debt”, and an amendment of that Statement, FASB Statement No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. SFAS 145 also rescinds FASB Statement No. 44, “Accounting for Intangible Assets of Motor Carriers”.  SFAS 145 also amends FASB Statement No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions.  SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of Statement 4 are applicable in fiscal years beginning after May 15, 2002.  Early adoption is encouraged. A calendar-year entity may early adopt the Statement 4 rescission in the fourth quarter of 2002.  The provisions of this Statement related to Statement 13 are effective for transactions occurring after May 15, 2002, with early application encouraged.  All other provisions of this Statement are effective for financial statements issued on or after May 15, 2002, with early application encouraged.  We believe that the adoption of SFAS 145 will not have a significant impact on our consolidated financial statements.

          SFAS 146 - Accounting for Costs Associated with Exit or Disposal Activities.  In July 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (hereinafter - “SFAS 146”). SFAS 146 nullifies EITF 94-3. According to SFAS 146, commitment to a plan to exit an activity or dispose of long-lived assets will no longer be enough to record a one-time charge for most anticipated costs.  Instead, companies will record exit or disposal costs when they are “incurred” and can be measured at fair value, and they will subsequently adjust the recorded liability for changes in estimated fair value. SFAS 146 also revises accounting for specified employee and contract terminations that are part of restructuring activities. SFAS 146 is effective for exit and disposal activities that are initiated after December 31, 2002.  We believe that the adoption of SFAS 146 will not have a significant impact on our consolidated financial statements.

          SFAS 148 - Accounting for Stock Based Compensation - Transition and Disclosure - an amendment  of FASB Statement No. 123.   In December 2002, the FASB  issued SFAS 148, “Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123” (hereinafter - “SFAS 148”).  SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation.  The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results.  In addition, the Statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures.  As at the balance sheet date, we continue to apply APB 25. We have adopted the disclosure requirements of SFAS 148.

          SFAS 149- Amendment of Statement 133 on Derivative Instruments and Hedging Activities SAB 74 disclosure .On April 30, 2003, the FASB issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative.  Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133.  The Company is currently evaluating the impact of adopting Statement 149 on its financial statements.

          SFAS 150- Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. On May 15, 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.  This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. For nonpublic entities, mandatory redeemable financial instruments are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003.  The Company is currently evaluating the impact of adopting Statement 150 on its financial statements.

          FIN 45 - Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.  In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (hereinafter - the “Interpretation”), which addresses, among other things, the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees.  The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees. The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, which is the obligation to stand ready to perform in the event that specified triggering events or conditions occur.  The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. We have adopted the disclosure requirements of the Interpretation and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. We believe that the adoption of FIN 45 will not have a significant impact on our consolidated financial statements.

          EITF 00-21 - Revenue Arrangements with Multiple Deliverables.  In November 2002, the Emerging Task-Force issued its consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables” (hereinafter - “EITF 00-21”) an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF 00-21, in an arrangement with multiple deliverables, the delivered item should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item has value to the customer on a standalone basis, (2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values.  However, there may be cases in which there is objective and reliable evidence of the fair value of the undelivered item in an arrangement but no such evidence for one or more of the delivered items.  In those cases, the residual method should be used to allocate the arrangement consideration. We are evaluating the impact EITF 00-21 may have on our future consolidated financial statements.

          Financial Accounting Standard Board Interpretation No. 46, “Consolidation of Variable Interest Entities”, an interpretation of ARB No. 51.  In January 2003, the Financial Accounting Standard Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (hereinafter – “the Interpretation”).  According to the Interpretation, a Variable Interest Entity will be consolidated by an enterprise that is subject to a majority of the risk of loss from the Variable Interest Entity’s activities or entitled to receive a majority’s of the entity’s residual returns or both.  The primary beneficiary consolidates the Variable Interest Entity.  The Interpretation requires certain disclosures to be made by the primary beneficiary and by an enterprise that holds a significant variable interest in a Variable Interest Entity but is not the primary beneficiary.  We believe that the adoption of the Interpretation will not have a significant impact on our consolidated financial statements.

Operating Results

The following table sets forth, for the periods indicated, the relationship (in percentages) of items from our Consolidated Statement of Operations Data to our total sales:

Year Ended December 31,

	2002	2001	2000

Sales	100.0%	100.0%	100.0%

Cost of sales	76.7	80.2	62.2

Gross profit	23.3	19.8	37.8

R&D costs, gross	55.9	29.4	18.3

(Less) government royalty bearing participation	0.5	(10.3)	(5.3)

R&D costs, net	56.4	19.1	13.0

Selling, marketing, general and administrative expenses	63.6	38.4	18.2

Operating income (loss)	(96.7)	(37.7)	6.6

Financial income, net	5.5	5.6	5.1

Income (loss) before taxes on income	(91.2)	(32.1)	11.7

Taxes on income	0.0	0.7	0.3

Net income (loss)	(91.2)	(32.8)	11.4

Sales in 2002 decreased to $2,726,000 compared to $4,530,000 in 2001, mainly due to the continuing global slowdown in the data communication markets and the continuing phasing out of Modem and Ethernet/Fast Ethernet PC Cards .  About 53% of our sales in 2002 were attributed to our traditional connectivity solutions for portable computers products, while 35% were attributable to broadband internet access products and 12% were attributable to other sales. During 2002 we invested most of our R&D efforts in the development of a line of server/storage networking cards.

Sales in 2001 decreased to $4,530,000 compared to $7,769,000 in 2000, also mainly due to the global slowdown in the data communication markets.  About 64% of our sales in 2001 were attributed to our traditional connectivity solutions for portable computers products, while 36% were attributable to broadband internet access products. During 2001 we invested most of our R&D efforts in the development of broadband internet access and MTU products, as well as in our self-install technology.

Gross profit in 2002 was $635,000 compared to $895,000 in 2001.  Gross profit as percentage of sales in 2002 was 23.3%, compared to 19.8% in 2001. The Gross profit percentage was higher in 2002 mainly due to a one-time inventory charge of $923,000 we booked in the second quarter of 2001, which was related to excess inventory.

Gross profit in 2001 was $895,000 compared to $2,940,000* in 2000.  Gross profit as percentage of sales in 2001 was 19.8% compared to 37.8% in 2000, mainly due to a one-time inventory charge of $923,000 we booked in the second quarter of 2001 which was related to excess inventory.

Gross research and development expenses for 2002 increased by 14.3% to $1,523,000 compared to $1,333,000 during 2001, mainly due to R&D efforts that were even more extensive than in previous years. Because the markets for our products are characterized by rapidly changing technology, short product-life cycles and evolving industry standards, our success will depend upon our ability to select, develop, manufacture and market new and enhanced connectivity and networking products in a timely manner to meet changing market needs.  We expect to continue to invest significant resources in new product development, enhancements to existing products, and the development of new networking and connectivity technologies.

Gross research and development expenses for 2001 decreased by 6% to $1,333,000 compared to $1,418,000 during 2000, mainly due to the devaluation of the Israeli currency against the U.S. dollar which primarily influenced our expenses for salaries that are paid in Israeli Currency.

Selling and marketing expenses for 2002 decreased by 8.2% to $1,022,000, compared to $1,113,000 during 2001, mainly due to lower commission payments as a result of lower sales.

Selling and marketing expenses for 2001 increased by 27.3% to $1,113,000 compared to $874,000* during 2000, mainly due to our efforts to present our self install technology to the relevant markets.

Net loss for 2002 was $2,485,000 compared to a net loss of $1,486,000 in 2001. The main reason for the loss in 2002 was the decrease in sales.

Net loss for 2001 was $1,486,000 compared to a net income of $887,000 in 2000. The main reasons for the loss in 2001 were the decrease in sales and the one-time inventory charge of $923,000.

For a discussion comparing the results of our operations from 2001 to 2000, please see  Item 5 (on pages 24 to 26 of our annual report on Form 20-F for the year ending December 31, 2001 filed with the Securities and Exchange Commission on June 27, 2002, which pages are hereby incorporated by reference and attached hereto as Exhibit 10.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the U.S. dollar and other currencies.  However, since the institution by the Israeli government of an economic recovery program in 1985, inflation, while continuing, has been significantly reduced and the rate of devaluation has been substantially diminished.  Since the majority of our revenues are denominated and paid in U.S. dollars, we believe that inflation and fluctuations in the U.S. dollar exchange rate have no material effect on our revenue. Inflation and U.S. dollar exchange rate fluctuations, however, have some effect on our expenses and, as a result, on our net income/loss.  The cost of our Israeli operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar.

    The high and low exchange rates between the NIS and U.S. dollar during the six most recent months, as published by the Bank of Israel, were as follows:

MONTH	HIGH 1 U.S. dollar =	LOW 1 U.S. dollar =

December 2002	4.791	4.632
January 2003	4.898	4.737
February 2003	4.924	4.810
March 2003	4.858	4.687
April 2003	4.671	4.521
May 2003	4.577	4.373

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate

January 1, 1998 – December 31, 1998	3.810 NIS/$1
January 1, 1999 – December 31, 1999	4.154 NIS/$1
January 1, 2000 – December 31, 2000	4.067 NIS/$1
January 1, 2001 – December 31, 2001	4.219 NIS/$1
January 1, 2002 – December 31, 2002	4.737 NIS/$1

In  1998, the rate of devaluation of the NIS against the U. S. Dollar exceeded the rate of inflation, a reversal from prior years. This was not the case in 1999, when the rate of inflation was approximately 1.3% and the rate of devaluation was -0.3%.  In 2000, the rate of inflation was approximately 0% and the devaluation rate was –2.7%. In 2001, the rate of inflation was about 1.4% and the NIS was devalued against the dollar by 9.3%.  In 2002, the rate of inflation was about 6.5% and the NIS was devalued against the dollar by 7.3%. As a result of the differential between the rate of inflation and the rate of devaluation of the NIS, we experienced increases and decreases in the costs of our Israel operations, as expressed in U.S. dollars, in 2002, but they did not materially affect our results of operations in such periods.

We do not presently engaged in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions if management determines that it is necessary to offset such risks.

Liquidity and Capital Resources

At December 31, 2002, we had working capital of $5,686,000 and our current ratio (current assets to current liabilities) was 6.83.  Since inception, our operations have been funded through capital contributions, research and development grants  and cash flow from operations.  Cash and cash equivalents as at December 31, 2002 decreased by $1,055,000 to $861,000 compared with  $1,916,000 as at December 31, 2001. Short-term investments rose by $2,684,000 and long-term investments fell by $2,648,000. These three balance sheet items represent together our actual cash reserves. The net decrease of $1,019,000 in 2002 was caused mainly due to the net annual loss.

Short term trade receivables decreased to $504,000 at December 31, 2002 from $1,232,000 as at December 31, 2001, mainly due to the decrease in sales and the old debt paid by Gilat Satellite Networks Ltd. (See Item 8. Legal Proceedings). Other receivables decreased from $355,000 to $277,000.

Cash used in operating activities in 2002 amounted to $956,000 compared to cash used in operating activities in the amount of $ 7,000 in 2001. The increase in 2002 was mainly due to the increase in operating loss on one side, somewhat deducted by the decrease in inventories and trade receivables on the other side.

Inventories decreased from $1,725,000 at the end of 2001 to $1,221,000 at the end of 2002, due to the use of existing inventory for ongoing sales. Capital expenditures on property and equipment in  2002 increased  by $52,000 as compared with 2001.

We have cash and cash equivalents that we believe will enable us to continue operating for at least the next 12 months.

Other Assets:  Our subsidiary, Silicom Connectivity Solutions, Inc.,  entered into a “Non-Exclusive Limited Patent License Agreement” in April 2002 as part of an  agreement with a company that suggested that certain of our connectivity products infringe its patents.   The agreement included a one-time license fee of $150,000 which represented a licensing fee for both past and future sales of certain connectors and PC cards under patents of the licensor.  Our subsidiary has established a sixteen-year amortization period which is based on the expected life of this license.  The Subsidiary has estimated that the past sales period under the licensing agreement was six years and that the future sales period under the licensing agreement will be ten years; therefore, in 2002 the Subsidiary recognized amortization expense on the past six years of approximately $56,200, and $7,100 related to the amortization for 2002.  The total amortization expense for 2002 was approximately $63,300. The remainder of the license fee to be amortized as of December 31, 2002 was $87,000. The amount of $10,000 was due within one year and is presented in Other Receivables in the financial statements, while the amount of $77,000 was due within two years and more and is presented as Other Assets in the financial statements.

Trade payables increased from $310,000 at the end of 2001 to $561,000 at the end of 2002, mainly due to increasing demand for the Company’s products that was reflected in the Company’s sales in Q1/03. This demand was reflected in increase in raw materials purchases in Q4/2002 and therefore in increase in trade payables. There is no assurance that this increasing demand will go on in the following quarters.  Other payables and accrued liabilities decreased from $450,000 at the end of 2001 to $415,000 at the end of 2002.

Off-Balance Sheet Arrangements

On July 22, 2002, the Audit Committee and the Board of Directors approved an Indemnification Agreement with our directors and officers.  The Agreement provides that the directors and officers will be exempt from liability in certain circumstances.  The Agreement also provides that the expenses of these directors and officers for obligations that are connected to an act performed in their capacity as an Officer of the Company will be paid by us.  This right to indemnification is limited, and does not cover breaches of the officers’ duty of loyalty or care, or reckless disregard for the consequences of such breach.  The right to indemnification also does not cover acts that are taken intentionally to realize personal gain. Before the Agreement may become effective, an amendment to our Articles of Association must be approved by our shareholders.

The maximum amount of our liability under the Indemnification Agreement was initially $2,000,000. On April 21, 2003, the Audit Committee and Board of Directors passed a resolution that would increase this maximum liability to $3,000,000.
The following table shows our outstanding contractual obligations by category and by payments due:

	Payments due by period

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-Term Debt
Capital Lease Obligations	169,000	126,000	43,000	-	-
Operating Leases	168,000	96,000	72,000	-	-
Purchase Obligations	223,000	223,000		-	-
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP	-	-	-	-	-
Total	560,000	445,000	115,000	-	-

Research and development, patents and licenses, etc.

Because the market for our products is characterized by rapidly changing technology, short product-life cycles and evolving industry standards, our success will depend upon our ability to select, develop, manufacture and market new and enhanced products in a timely manner to meet changing market needs.  As such, we invest significant resources in research and new product development, enhancements to existing products, and the development of new networking and connectivity technologies, and we expect to continue to do so.

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise create surplus yield for the Israeli economy.  As indicated below, in each of the four fiscal years from 1998 to 2001, we received grants from the Office of the Chief Scientist (“OCS”) for the development of systems and products.  We have received from OCS approximately 40% of certain research and development expenditures for particular projects.  Under the terms of Israeli Government participation, a royalty of 2% or up to 5% of the net sales of products developed from a project funded by OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% or 150% of the grant is repaid. For projects approved after January 1, 1999, the amount of royalties payable is up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR.  The terms of Israeli Government participation also place restrictions on the location of the manufacturing of products developed with government grants, which may be performed in Israel, and on the transfer to third parties of technologies developed through projects in which the government participates.  See “Item 10.  Additional Information - Taxation.”  Due to the decreasing budget of the OCS, we did not receive any grants for our projects in 2002. We cannot assure you that such encouragement programs will be continued, or that we will continue to participate in them to the extent they are continued.

The following table shows, for the periods indicated, our gross research and development expenditures, the portion of such expenditures which was funded by OCS and certain other individuals, capitalization of software costs and the net cost to us of our research and development activities:

	1998	1999	2000	2001	2002

Gross research and development expenses	$1,170	$1,078	$1,418	$1,333	$1,523
Portion funded by Chief Scientist	383	417	410	469	*(15)
Net research and development expenses	$787	$661	$1,008	$864	$1,538

* This amount reflects final adjustments for projects supported in previous years.

We expect that we will continue to commit substantial resources to research and development in the future.  As of May 31, 2003, the Company employed 19 persons in research and development.  Our gross research and development expenses constituted approximately 18%, 29% and 56% of our sales, and our net research and development expenses constituted approximately 13%, 19% and 56% of such sales, in the respective years ended December 31,  2000, 2001 and 2002. For additional information concerning commitments to pay royalties on sales of products developed from projects funded by OCS, see Note 7  to our financial statements included elsewhere in this annual report and see “Item 10.  Additional Information - Taxation.”

Trend Information

The trend in the data communications industry has been to incorporate modems and Ethernet/Fast Ethernet as built-in elements of portable PCs.   This  trend has  obviated much of the need for our Modem and Ethernet/Fast Ethernet PC Card products.  Although 38% of our sales in 2002 still came from Modem and Ethernet/Fast Ethernet PC Card products, most of these sales were to a single major OEM customer which integrates our Ethernet and Fast Ethernet PC Cards into its systems.  We believe that this shift in the market will continue, and that gradually, Modem and Ethernet/Fast Ethernet PC Cards will be phased out completely. Nevertheless, the major OEM customer mentioned above integrates our Ethernet PC Cards in its systems. As such, the impact of the above-mentioned trend is currently not relevant for this customer.  Of our sales in 2002, 33% came from sales of Ethernet/Fast Ethernet PC Cards to this OEM customer (this percentage is included in the 38% mentioned above).

    Having anticipated the above trend, we began a number of years ago to position ourselves to compete in the broadband internet access arena.  In 1999, 2000 and 2001, we invested most of our R&D efforts in this arena. In 2000, 2001 and 2002 sales to the broadband internet access and MTU markets constituted 34%, 36% and 35% of our total sales, respectively.  An additional trend currently affecting us is the worldwide slowdown in technology-based companies, which has worsened over the past two years, and had a ripple effect on our performance.  Especially in the broadband internet access and MTU markets, our products are used by cable companies and internet providers.  These companies have been adversely affected by the global downturn in the technology sector, which has caused some of them to go out of business.  Those companies which have not gone out of business find themselves in a more precarious situation.  We can give no assurance that our results will not be affected if any of the cable companies or internet providers we work with consolidate, merger or initiate bankruptcy or liquidation proceedings.

In 2002, we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end server/storage networking cards. In today’s data communication environment, there is a growing demand for server-based and storage systems. The markets for such systems were less affected by the worldwide slowdown described above. We are currently introducing this line to potential markets and customers. The sales cycle in these markets is long, but once we establish customers, each such customer will represent an opportunity for sustained, long-term revenues. We cannot assure you that we will succeed in having significant sales in this area.

The worldwide slowdown in technology-related fields and the events of September 11, 2001 have contributed to an atmosphere of great uncertainty, in which doing business has become more complicated.  In this current environment, business transactions which are already in progress take much longer to conclude, and new business transactions are more difficult to come by.  This situation has worsened over the past year.

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table and notes thereto set forth information regarding our officers, directors and senior managers as of May 31, 2003.

Name	Age	Position with Company

Avi Eizenman	46	Chairman of the Board
Shaike Orbach	52	Chief Executive Officer, Director
Yehuda Zisapel	60	Director
Tsipi Kagan	36	Outside Director
Zohar Gilon	56	Outside Director
Paul Bjorndahl	48	Vice President Sales, Silicom Connectivity Solutions, Inc.
David Hendel	42	Vice President Research and Development
Ilan Erez	36	Chief Financial Officer and VP Operations

Avi Eizenman co-founded the Company in 1987 and has served as its President and Chief Executive Officer, as well as Director, since its inception.  Mr. Eizenman stepped down as Chief Executive Officer on April 1, 2001, and became Chairman of the Board on that date.  Mr. Eizenman served as head of the ASIC department at Scitex Ltd. in 1986.  From 1979 until 1985, Mr. Eizenman held various positions, including project manager, ASIC specialist and engineer, with the Electronic Research & Development Department of the Israeli Ministry of Defense. Mr. Eizenman holds a B.Sc. degree, with honors, in Electrical Engineering from the Technion, and an M.B.A. degree in Business Administration from Tel Aviv University.

Shaike Orbach has been President and Chief Executive Officer of the company since April 2001.  In December, 2001, Mr. Orbach was named a Director, replacing Zohar Zisapel, who resigned from the Board of Directors.  Until recently and for a period of four and a half years, Mr. Orbach was President and CEO of Opgal Ltd., a high-tech subsidiary of Israel’s Rafael and El-Op corporations. Previously, he was General Manager of Edusoft, an Israeli company the shares of which were traded on the NASDAQ National Market, and Managing Director of Tecsys Ltd. He holds a B.Sc degree in Mechanical Engineering from the Technion.

Yehuda Zisapel is a co-founder of the Company.  He has served as a Director since its inception and served as Chairman of the Board from 1999 until March 2001.  Mr. Zisapel is also a founder and a director of Rad Data Communications Ltd. (“Rad”), Bynet Data Communications Ltd. (“Bynet”) and its subsidiaries and other companies in the Rad  Group (as hereafter defined).  We have certain dealings with members of the Rad  Group.  See “Item 7.  Major Shareholders and Related Party Transactions.”  In 1966 and 1968, Mr. Zisapel received a B.Sc. and an M.Sc. degree, respectively, in Electrical Engineering from the Technion.  In 1975, Mr. Zisapel received an M.B.A. degree in Business Administration from Tel Aviv University.  Mr. Zisapel and Zohar Zisapel, a former Director of the Company who stepped down in December, 2001, are brothers.

Tsipi Kagan became an outside director of the company on June 20th, 2002. Ms. Kagan has served as the Chief Financial Officer of Phone-Or Ltd., a technology-based manufacturer of microphones and sensors, since 2000. From 1994 until 2000, Ms. Kagan was a senior manager at Ernst & Young, Israel. Ms. Kagan is a Certified Public Accountant in Israel and holds a B.A. in Accounting and Economics from Tel Aviv University.

Zohar Gilon has served as a Director of the Company since 1994, and currently serves as an Outside Director as well.  Mr. Gilon also serves as a General Partner and Managing Director of Tamar Technology Ventures, a venture capital fund investing in Israel and the USA. From 1993 to August 1995, he served as President of W.S.P. Capital Holdings Ltd.   Mr. Gilon is a private investor in numerous hi-technology companies. He holds a B.Sc. in Electrical Engineering from the Technion, and an M.B.A. in Business Administration from Tel Aviv University.

Paul Bjorndahl has been Vice President, Sales of Silicom Connectivity Solutions, Inc. since January 2003. From 1994 to 2002 he served as Field Sales Engineer, OEM Sales Manager and a Regional Sales Manager at Adaptec, Inc., a U.S. company that designs, manufactures and markets storage access solutions. From 1993 to 1994 Mr. Bjorndahl served as Regional Sales Manager at Electroson, a developer of CD-R mastering software. From 1986 to 1993 he served as Field Engineer and a Regional Sales Manager for Ricoh Corporation with their File Products Division.

David Hendel has been Vice President, Research and Development of the Company since 1995.  From 1991 to 1995, he served as a Senior Hardware Engineer of the Company.  Mr. Hendel previously served as an engineer in the Intelligence Corps of the Israeli Defense Forces.  He holds a B.Sc. degree in Electrical Engineering from Ben-Gurion University.

Ilan Erez has been the Chief Financial Officer of the Company since June 1998. He has also been VP Operations of the Company since May 2001.  From 1996 to 1998 Mr. Erez served as a Controller and assistant to the Chief Executive Officer at Bio-Dar Ltd.  From 1993 until 1996 Mr. Erez served as an Auditor at Kesselman & Kesselman accounting firm, a member of PriceWaterhouseCoopers.  Mr. Erez is a Certified Public Accountant in Israel and holds a B.A degree in Accounting and Economics from the Hebrew University in Jerusalem.

Compensation

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2002 was $650,000.  We do not pay cash compensation to  our directors for serving on our board of directors, except for Avi Eizenman who is an active Chairman of the Board, and Shaike Orbach, who is the President and Chief Executive Officer.. All our officers work full time for us. Certain of the compensation paid to our directors is paid in the form of options under the Silicom Directors Share Incentive Plan (1994).  The Directors Share Incentive Plan was adopted by the board of directors in August, 1994 in order to grant options to members of the board of directors who have served on the board of directors for at least three fiscal quarters.  The Director Share Incentive Plan is administered by the board of directors, which designates the optionees, dates of grant and the exercise price of options. Under the Plan, 500,000 of our ordinary shares have been reserved for issuance. The options expire at the end of ten years and are non-assignable except by the laws of descent. The grantee is responsible for all personal tax consequences of the grant and the exercise thereof.  We believe that no tax consequences will result to us in connection with such grant or exercise.  Previously, 185,000 options were granted pursuant to the Director Share Incentive Plan to Mr. Avi Eizenman, 95,000 options were granted to Mr. Yehuda Zisapel and 75,000 options were granted to Mr. Zohar Gilon.  (See Note 8 to the Financial Statements).   On July 22, 2002, options to purchase 10,000 ordinary shares of the Company at an exercise price of $0.33 were granted to Ms. Tsipi Kagan.  Ms. Kagan will continue to receive options to purchase 10,000 of our ordinary shares for every year in which she serves as an outside director. On January 27, 2002, 60,000 options were granted to Shaike Orbach at an exercise price of $0.90 per share, and on Dec. 3, 2002, another 60,000 options were granted to him at an exercise price of $0.55 per share.  Previously, 120,000 options were granted to Mr. Orbach at an exercise price of $4.25  per share.

On October 24, 2000,  the board of directors adopted the Silicom Ltd. US Share Option Plan (2000). This Plan is intended to constitute a means of providing additional incentive to officers, consultants and certain other present and future employees and directors of the Company and its subsidiaries.  Pursuant to the Plan, the Company may grant both Incentive Stock Options (as such term is defined in Section 422 of the Internal Revenue Code of 1986, as amended; “ISOs”) and  Nonqualified Stock Options (“NSOs”), provided, however, that only our employees or employees of our subsidiaries can receive ISOs.  The Plan is administered by the board of directors, which has full authority to grant options under the Plan.  Under the terms of the Plan, up to a maximum of 200,000 of our ordinary shares are reserved for issuance, subject to certain adjustments.  The exercise price of the options granted under the Plan shall be not less than the higher of 100 percent (or, in the case of a grant of ISO’s to a holder of more than 10% of the Company’s outstanding shares, 110 percent) of the Fair Market Value (as defined in the Plan) of the ordinary shares subject to the option on the date the option is granted.  The vesting period of the options is subject to the discretion of the Board.  The term of ISO’s shall not exceed 10 years from the date that the ISO was granted (or 5 years, in the case of optionees who hold more than 10% of our outstanding shares). In total, as of May 31, 2003, we have granted 15,600 options pursuant to the US Share Option Plan (2000) to employees of our US subsidiary – Silicom Connectivity Solutions, Inc.

In addition to the Plans described above, the oldest of the Company’s share option plans was adopted in December 1993, and amended in 1997. Pursuant to this plan, 500,000 ordinary shares are currently reserved for issuance upon the exercise of options to be granted to employees and consultants of the Company.  This reserve was increased by the board of directors from 300,000 ordinary shares on April 23, 2001.   The Share Option Plan is administered by the board of directors, which designates the optionees, dates of grant, vesting periods and the exercise price of options. The options expire after 10 years and are non-assignable except by the laws of descent.  The grantee is responsible for all personal tax consequences of the grant and the exercise thereof.   In total, as of May 31, 2003, we have granted 454,200 options pursuant to the Share Option Plan to our various executive officers and employees. The options granted to Shaike Orbach, as described above, are included in the total of 454,200 options granted under this plan.

There were no black-out periods under the Share Option Plan.

Board Practices

Each of Yehuda Zisapel,  Avi Eizenman and Shaike Orbach was elected to the board of directors most recently on June 20, 2002 to serve until the next Annual Shareholders’ Meeting. Zohar Zisapel, one of our Founders, voluntarily resigned from the Board of Directors in December, 2001.  Messrs. Yehuda Zisapel and Avi Eizenman are both Founders of the Company, and have served as Directors since our inception in 1987.    None of the members of the board of directors is entitled to receive any severance or similar benefits upon termination of his service with the board of directors, except for Avi Eizenman, who also functions as the active Chairman of the board.

Board of Directors

Our Articles of Association provide for a board of directors of not less than two nor more than eight members.  Each director is elected to serve until the next annual general meeting of shareholders and until his successor has been elected. Officers serve at the discretion of the board of directors. The Articles of Association of the Company provide that any director may, by written notice to the Company, appoint another person to serve as a substitute director and may cancel such appointment.  Under the Israeli Companies Law (5759-1999) (the “Companies Law”) which entered into effect on February 1, 2000, a person who is already serving as a director will not be permitted to act as a substitute director.  Additionally, the Companies Law also prohibits a person from serving as a substitute director for more than one director.

The term of appointment of a substitute director may be for one meeting of the board of directors or for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the board of directors.

Outside  Directors; Audit Committee

Under the Companies Law, companies registered under the laws of Israel the shares of which have been offered to the public in or outside of Israel are required to appoint two outside directors.  No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company.  The term “affiliation” includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

No person may serve as an outside director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director.  If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

Outside directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders voted at the meeting, vote in favor of election of the director; or

•	the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an outside director is three years and may be extended for one additional term of three years.  Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.  Each committee of a company’s board of directors must include at least one outside director.

An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an outside director.  Tsipi Kagan was elected to the board of directors as an outside director on June 20, 2002.  Paulett Eitan was elected to the board of directors as an outside director on December 28, 2000, and voluntarily resigned from the Board of Directors in November 2002.  Zohar Gilon, who also currently serves as an outside director, was appointed under a predecessor law to a fixed five-year term which will expire in 2005.  Pursuant to the listing requirements of the Nasdaq National Market, we are required to have at least two independent directors on our board of directors and to establish an audit committee, at least a majority of whose members are independent of management.

Audit Committee

The new Companies Law requires public companies to appoint an audit committee.  The responsibilities of the audit committee include identifying irregularities in the management of our business and approving related party transactions as required by law.  An audit committee must consist of at least three directors, including the outside directors of the company.  The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee. Currently, Tsipi Kagan, Yehuda Zisapel and Zohar Gilon serve as members of our audit committee.

Internal Auditor

Under the new Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee.  The role of the internal auditor is to examine, among other matters, whether our actions comply with the law and orderly business procedure.  Under the Companies Law, the internal auditor may be an employee of the company but not an office holder (as defined in Item 10 below), or an affiliate, or a relative of an office holder or affiliate, and he may not be our independent accountant or its representative.  Our board of directors appointed Gideon Duvshani, CPA to be our internal auditor on April 23, 2001, according to the recommendation of the audit committee.

Employees

The number of employees over the last three financial years is set forth in the table below.

Period ending December 31	2000	2001	2002

Total Employees	49	47	41
Marketing, Sales, Customer Services	8	8	5
Research & Development	17	19	19
Manufacturing	17	13	11
Corporate Operations and Administration	7	7	6

At May 31, 2003, we had 43 employees, including 6 in marketing, sales and customer services, 19 in research and development, 12 in manufacturing, and 6 in corporate operations and administration.  All such employees, except for 4 employees in the United States, are based in Israel.  We consider our relations with our employees excellent and have never experienced a labor dispute, strike or work stoppage. None of our employees is represented by a labor union. We do not employ a significant number of temporary employees, but we do use temporary employees every once in a while, as necessary.

Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations including the Industrialists’ Associations) are applicable to our Israeli employees by order of the Israeli Ministry of Labor.    The laws principally concern the length of the work day, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment.  We generally provide our employees with benefits and working conditions beyond the required minimums.  See Note 5 of Notes to our Consolidated Financial Statements.

Israeli law generally requires severance pay, which may be funded by Managers’ Insurance described below, upon the retirement or death of an employee or termination of employment without cause (as defined in the law).  The payments thereto amount to approximately 8.33% of wages.  Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments for national health insurance.  The payments to the National Insurance Institute are equal to approximately 14.5% of the wages, of which the employee contributes approximately 66% and the employer contributes approximately 34%.  In the past, National Insurance payments were made on salaries up to a specified ceiling, but this ceiling was cancelled effective June, 2002 such that National Insurance payments are now made on the entire salary, no matter how high it is. Pursuant to legislation recently enacted by the Knesset, the ceiling is to be reinstated beginning in July 2003.

A general practice followed by the Company, although not legally required, is the contribution of funds on behalf of most of its employees to a fund known as “Managers’ Insurance”.  This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay, if legally entitled, upon termination of employment.  The Company decides whether each employee is entitled to participate in the plan; each employee who agrees to participate contributes an amount equal to 5% of his salary, and the employer contributes between 13.3% and 15.8% of the employee’s salary.

Our success has been, and will be, dependent to a large degree on our ability to retain the services of key personnel and to attract additional qualified personnel in the future.  Competition for such personnel is intense.  We cannot assure you that we will be able to attract, assimilate or retain key personnel in the future and our failure to do so would have a material adverse affect on our business, financial condition and results of operations.  During 2002, Ran Rachlin, the former Vice President of Marketing and Sales at our subsidiary, Silicom Connectivity Solutions, Inc., was replaced by Paul Bjorndahl, who now acts as our Vice President of Sales.

Share Ownership

The following table sets forth, as of May 31, 2003, the number of Shares owned by officers, directors and senior management of the Company:

Name and Address	Number of Shares Owned	Percent of Outstanding Shares	Number of Options

Yehuda Zisapel	838,723	20.33%	95,000
Avi Eizenmann	208,315**	5.05%	110,000
Zohar Gilon			75,000
Shaike Orbach			240,000
Paul Bjorndahl			*
David Hendel			*
Ilan Erez			*
Tsipi Kagan			*
All directors and officers as a group	1,047,038	25.38%	584,500

* Denotes ownership of less than 1% of the outstanding shares.

** Of the total number of shares held by Avi Eizenman, 200,000 are held by a trustee for the benefit of his descendants and others.

The terms of the options granted to each of the shareholders in the above table who hold more than 1% of the Company’s shares are described above.  See “Item 6.  Directors and Senior Management – Compensation.” Assuming that all of the 584,500 Shares underlying the options held by the Directors and Senior Management were issued and outstanding, the corresponding percentages set forth above for Yehuda Zisapel, Avi Eizenman, Shaike Orbach and Zohar Gilon would be 19.8%, 6.76%, 5.10% and 1.59%,  respectively.

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The shareholders of the Company who own over 5% or more of each class of shares, as well as the number of shares owned and the percentage of outstanding shares owned by each, and additional information, is set forth below. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Name of Shareholder	Number of Shares Owned	Percentage of Outstanding Shares	Any significant change in Past 3 Years	Different Voting Rights

Yehuda Zisapel	838,723	20.33%	-33,863	No
Zohar Zisapel	830,906	20.14%	-162,180	No
Avi Eizenman	208,315*	5.05%	-327,500	No

* 200,000 of these shares are held by a trustee for the benefit of Mr. Eizenman’s descendants and others.

As of May 30, 2003, there were approximately 16 record holders of ordinary shares, including approximately 9 record holders in the United States.  Collectively, these record holders held approximately 46% of the outstanding ordinary shares.

Related Party Transactions

Mr. Avi Eizenman and Messrs. Yehuda and Zohar Zisapel are our founders.  Messrs. Eizenman and Yehuda Zisapel are currently Directors.  Messrs. Yehuda and Zohar Zisapel are also founders, directors and principal shareholders of several other corporations within the “Rad  Group”, as described above.

The other members of the Rad Group are actively engaged in designing, manufacturing, marketing and supporting data communications products, none of which are currently the same as our products. Certain products of members of the Rad Group are complementary to, and may be used in connection with, our products.  We and other members of the Rad  Group also market certain of our products through the same distribution channels.  Such products may, to a limited extent, compete with one another for the distributors’ time and efforts. Rad Data Communications is currently providing us with certain services pursuant to  a sublease agreement for space (hereinafter the “Space”) in Mahwah, New Jersey, for which we are paying $924 per month in rent, and $410 for maintenance and utilities. The original agreement term expired and we now lease the Space on a month-to-month basis and at the same terms of the original agreement. We do not anticipate any material difficulties that would affect our U.S. operations should we be requested to vacant the Space on short notice. Finally, the Rad Group provides us with certain  personnel and other services, and is reimbursed by us for the respective costs in providing such services.

In addition to being a founder, director and principal shareholder of each member of the Rad Group, Yehuda Zisapel is the founder and principal shareholder of Bynet and its subsidiaries.  Bynet acts as a distributor in Israel for us and for other members of the Rad Group and also acts as a distributor in Israel for numerous unaffiliated manufacturers of data communications and other equipment.  We believe that the terms of our relationship with Bynet are generally no less favorable to us than terms which might be available to us from unaffiliated third parties.

We believe that the terms of the transactions in which we have engaged and are currently engaged with other members of the Rad  Group are generally no less favorable to us than terms which might be available to us from unaffiliated third parties.  All future related party transactions and arrangements (or modifications of existing ones) with members of the Rad  Group, transactions in which office holders of the Company have a personal interest, or transactions which raise issues of such office holders’ fiduciary duties, may require approval by the board of directors and our shareholders under the Companies Law.

Except as indicated above, we do not currently compete with other members of the Rad Group and do not currently contemplate engaging in competition with any other member of the Rad  Group in the future.  However, opportunities to develop, manufacture or sell new products (or otherwise enter new fields) may arise in the future, which opportunities might be pursued by us or by one or more other members of the Rad  Group to the exclusion of (or in competition with) other members of the Rad  Group (including us).  In the event that any such opportunity arises, the directors then in office will determine whether or not we should seek to pursue it.  Any such determination will be based upon such factors as the directors then deem relevant.  However, in making any such determination, the directors will be bound by their fiduciary duties to the Company (and to any other corporation or other person to whom they then owe a fiduciary duty). (See also Note 12 to the Financial Statements)

Item 8.  FINANCIAL INFORMATION

Our consolidated financial statements and other financial information is incorporated herein by reference to pages F-1 through F- 29.

Legal Proceedings

In our annual report on Form 20-F for the year ending December 31, 2000, we reported that Gilat Satellite Networks Ltd. had ordered customized USB technology from us, but had not paid approximately $900,000 owed for this equipment despite correspondence and meetings.   In our annual report on Form 20-F for the year ending December 31, 2001, we reported that we reached an amicable resolution of this situation, without the need for costly litigation. Under the terms of the agreement reached with Gilat, Gilat agreed to pay the amount of $348,394 on or before November 15, 2001, and the amount of $460,998 on or before April 15, 2002. To date, Gilat has fully paid both agreed-upon payments.

In our annual report on Form 20-F for the year ending December 31, 2001, we  reported that one of our Taiwanese suppliers, through its attorney, sent us correspondence alleging that it was owed approximately $125,000 based on our cancellation of certain supply orders.  It was our belief that, under the terms of the pertinent purchase orders, no money was owed.  We responded as such, and have not heard from this supplier regarding this issue  since their first letter in June of 2002.

We are not a party to any material litigation and we are not aware of any pending or threatened litigation that would have a material adverse effect on us or our business.

Item 9.  THE OFFER AND LISTING

Markets and Share Price History

The primary trading market for our ordinary shares is the NASDAQ Small-Cap Market, where our shares are listed and traded under the symbol SILCF.  Our ordinary shares are not listed on any other stock exchange and have not been publicly traded outside the United States.

The table below sets forth the high and low bid prices in dollars of our ordinary shares, as reported by NASDAQ during the indicated periods as reported by such Exchange:

PERIOD	HIGH	LOW

LAST 6 CALENDAR MONTHS
May, 2003	0.89	0.56
April, 2003	0.60	0.30
March, 2003	0.39	0.33
February, 2003	0.35	0.29
January, 2003	0.44	0.28
December, 2002	0.56	0.30
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
Fourth Quarter, 2002	0.56	0.30
Third Quarter 2002	0.69	0.32
Second Quarter 2002	0.85	0.32
First Quarter 2002	1.01	0.80
Fourth Quarter, 2001	1.30	0.56
Third Quarter 2001	1.80	0.57
Second Quarter 2001	3.50	1.61
First Quarter 2001	5.44	2.25
FIVE MOST RECENT FULL FINANCIAL YEARS
2000	23.375	3.4375
1999	7.375	1.375
1998	4.125	0.9375
1997	8.00	3.5625
1996	5.50	2.00

Item 10.  ADDITIONAL INFORMATION

Memorandum and Articles of Association

Articles of Association

Our shareholders last approved the amendment of our Articles of Association (“Articles”) in February, 1994.  The objective stated in the Articles is to engage in any business permitted under the law.

We have currently outstanding only one class of securities, our Ordinary Shares, having a nominal value of  NIS 0.001 per share. Holders of Ordinary Shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of a liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. No preferred shares are currently authorized.

Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 7 days’ prior notice to our shareholders or, if a special resolution is to be proposed at an extraordinary general meeting, upon at least 21 days’ prior notice to our shareholders.  No business may be commenced at a general meeting until a quorum of two or more shareholders is present in person or by proxy.  No business may be commenced at an extraordinary general meeting, which is anything other than an annual general meeting, until a quorum of two or more shareholders holding at least 51% of the voting rights is present in person or by proxy. Shareholders may vote in person or by proxy.

The Israeli Companies Law provides that a simple majority is required to amend the Articles unless the Articles provide otherwise. According to our Articles, any amendment of the Articles, any modification of the shareholders rights, and any increase or reduction of our authorized share capital and alterations of our share capital, must be decided upon in a special resolution, by a majority of 75% of the shareholders who vote at the General Meeting, without taking abstaining votes into account.

Resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	appointment or termination of our auditors;

•	appointment and dismissal of directors;

•	approval of interested party acts and transactions requiring general meeting approval as provided in sections 255 and 268 to 275 of the Israeli Companies Law;

•	a merger as provided in section 320(a) of the Israeli Companies Law;

•

the exercise of the board of directors’ powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in section 52(a) of the Israeli Companies Law.

An extraordinary general meeting may be convened by demand of two directors or by written request of one or more shareholders holding at least 5% of our issued share capital and 1% of the voting rights or one or more shareholders holding at least 5% of the voting rights.  Shareholders requesting a special meeting must submit their proposed resolution with their request.  Within 21 days of receipt of the request, the Board must convene a special meeting and send out notices setting forth the date, time and place of the meeting.

The Companies Law

We are subject to the provisions of the Israeli Companies Law, which became effective on February 1, 2000.  The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company.  An office holder, as defined in the Companies Law, is a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, another manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. Each person listed in the table in “Item 6. Directors, Senior Management and Employees” above is an office holder.

The Israeli Companies Law requires that an office holder of a company promptly disclose, no later than the first board meeting in which such transaction is discussed, any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder’s relative (as defined above), or by any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager.  An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only Board approval is required unless the Articles of Association of the company provide otherwise.  The transaction must not be adverse to the company’s interests.  If the transaction is an extraordinary transaction, then, in addition to any approval required by the Articles of Association, it must also be approved by the audit committee and by the board of directors, and, under specified circumstances, by a meeting of the shareholders, as well.

Agreements regarding directors’ terms of employment require the approval of the board of directors and the audit committee.  In all matters in which a director has a personal interest, including matters of his/her terms of employment, he/she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered.  However, if a majority of the audit committee or of the board of directors has a personal interest in the matter then:

a)	all of the directors are permitted to vote on the matter and attend the meeting in which the matter is considered; and

b)	the matter requires approval of the shareholders at a general meeting.

According to the Israeli Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company, and the definition for these purposes also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.  In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder, require the approval of the audit committee, the board of directors and the shareholders of the company.

The shareholder approval must either include at least one-third of the shares held by disinterested shareholders who are present in person or by proxy at the meeting (without taking abstaining votes into account), or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

In addition, a private placement of securities that will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital, requires approval by the board of directors and the shareholders of the company.  The regulations to the Israeli Companies Law provide certain exceptions. Any placement of securities that does not fit the above description may be issued at the discretion of the board of directors.

Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders when exercising his rights and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

•	any amendment to the Articles of Association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	approval of interested party acts and transactions that require general meeting approval as provided in sections 255 and 268 to 275 of the Israeli Companies Law.

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment of an office holder in the company is under a duty to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty. The Israeli Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the audit committee, by the board of directors and by the general meeting of the shareholders. The vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

Material Contracts

All of our contracts over the past two years have been entered into in the ordinary course of business, except for our real property leases, described in  “Item 4.  Information on the Company – Property, Plants and Equipment”.

Exchange Controls

Under current Israeli regulations, any dividends or other distributions paid in respect of our ordinary shares purchased by nonresidents of Israel with certain non-Israeli currencies (including dollars) and any amounts payable upon the dissolution, liquidation or winding up of our affairs, as well as the proceeds of any sale in Israel of our securities to an Israeli resident, will be freely repatriable in such non-Israeli currencies at the rate of exchange prevailing at the time of conversion pursuant to the general permit issued under the Israeli Currency Law, 1978, provided that Israeli income tax has been paid on (or withheld from) such payments.  Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, U.S. shareholders will be subject to any such currency fluctuation during the period from when such dividend is declared through the date payment is made in U.S. dollars.

Investments outside Israel by the Company no longer require specific approval from the Controller of Foreign Currency at the Bank of Israel.

Taxation

The following is a summary of some of the current tax law applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of specified Israeli tax consequences to our shareholders and government programs from which we benefit.  To the extent that the discussion is based on tax legislation (including the legislation passed as part of the recent tax reform in Israel) that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question.

The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure

Israeli companies are subject to “Company Tax” at the rate of 36% of taxable income.  However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

Law for the Encouragement of Capital Investments, 1959

Certain of our facilities have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended (the “Investment Law”).  The Investment Law provides that a capital investment in eligible facilities may, upon application to the Israel Investment Center of the Ministry of Industry and Trade of the State of Israel (referred to as the Investment Center), be designated as an Approved Enterprise.  Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources and its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.  The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

Taxable income of a company derived from an Approved Enterprise is subject to Company Tax at the maximum rate of 25% (rather than 36% as stated above) for  a period of time termed the “benefit period”. The benefit period is a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income.  In any event, the benefit period is limited to 12 years from the commencement of production or 14 years from the year of receipt of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period.  In the event that a company is operating under more than one approval or that only part of its capital investments are approved (a “Mixed Enterprise”), its effective Company Tax rate is the result of a weighted combination of the various applicable rates.

A company which qualifies as a “Foreign Investors’ Company” is entitled to an extended benefit period and further reductions in the tax rate normally applicable to Approved Enterprises. Subject to certain conditions, a “Foreign Investors’ Company” is a company which has more than 25% of its combined shareholders’ investment in share capital (in terms of rights to profits, voting and the appointment of directors) and in long term shareholders’ loans, as defined in the Investment Law, made by persons who are not residents of Israel. The percentage owned by nonresidents of Israel for any tax year will be determined by the lowest percentage of any of the above rights held by nonresidents during that year. Such a company will pay Company Tax at reduced rates for an extended ten-year (rather than the otherwise applicable seven-year) period as detailed below:

Level of Foreign Investment	Company Tax Rate	Benefit period (years)

Over 0% but less than 25%	25%	7
Over 25% but less than 49%	25%	10
49% or more but less than 74%	20%	10
74% or more but less than 90%	15%	10
90% or more	10%	10

There can be no assurance that we will attain approval for additional Approved Enterprises or that the provisions of this Law will not change or that the above-mentioned shareholding proportion will be reached for each subsequent year.

In addition, a company owning an Approved Enterprise approved after April 1, 1986 (or prior thereto provided no government grants or loans had previously been granted regarding such enterprise) may elect (as we have) to forego certain Government grants extended to Approved Enterprises in return for an “alternative route” of tax benefits (the “Alternative Route”).  Under the Alternative Route, a company’s undistributed income derived from an Approved Enterprise will be exempt from Company Tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for the reduced tax rates under the Investment Law for the remainder of the benefit period as mentioned above.

Our production facilities have been granted “Approved Enterprise” status under the Alternative Route according to the Investment Law.  The initial Approved Enterprise status was granted in 1988 (“Initial Approved Enterprise”).  An extension program was granted Approved Enterprise status in 1995 (the “Extended Approved Enterprise”). Income derived from our Approved Enterprises is tax exempt during six years of the seven year tax benefit period and is subject to a reduced tax rate of 25% in the seventh year.  The seven year period of benefits commences in the year the Approved Enterprise first earns taxable income but is limited to twelve years from commencement of production or fourteen years from date of approval, whichever is earlier.  The period of tax benefits, relating to our Initial Approved Enterprise, commenced in 1991 and expired in 1997.  The period of tax benefits relating to our Extended Approved Enterprise commenced in 1997 and will expire in 2006, as explained below.

In June 1995, we reached an agreement with the tax authorities regarding our entitlement to benefits under the Investment Law.  The agreement, effective from tax year 1994 and thereafter, relates to the method of determination of taxable income from our research and development activities.  Pursuant to the agreement, for the purpose of determining our tax liability, our income will be allocated to our manufacturing plant and to our research and development center, according to a formula based on the net costs plus royalties of the research and development center and our profitability.  Income allocated to the expansion of the manufacturing plant will benefit from a ten-year tax exemption, while income allocated to the research and development center will benefit from a two-year exemption, and for a five-year period immediately following will be taxed at a 25% rate.

Our income to be attributed to our Extended Approved Enterprise in any year will be computed as a ratio of the increase in our sales turnover, if any, in that year to our turnover in the year before the Extended Approved Enterprise commenced its tax benefits entitlement.  The tax authorities have reserved their right to reconsider our claim to such tax benefits in future years.

The entitlement to the above benefits is conditional upon our fulfillment of the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in the Approved Enterprise.  In the event of failure to comply with these conditions, the benefits may be canceled and we may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences, interest and penalties.

Should we derive income from sources other than the Approved Enterprise during the relevant periods of benefits, such income will be taxable at regular corporate tax rates (36%).

A company that has elected the Alternative Route and that subsequently pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to Company Tax in the year the dividend is distributed in respect of the amount distributed (including the Company Tax thereon), at the rate that would have been applicable had the company not elected the Alternative Route (10%-25%, depending on the extent of foreign shareholders holding the company’s ordinary shares).  In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15%), if the dividend is distributed during the tax exemption period or within a specified period thereafter.  (In the event, however, that the company qualifies as a Foreign Investors’ Company, there is no such time limitation).  This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency.

Subject to certain provisions concerning income subject to the Alternative Route, all dividends are considered to be attributable to the entire enterprise and the effective tax rate is the result of a weighted combination of the various applicable tax rates.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.  We have not utilized this benefit.

Grants and certain other incentives received by a company in accordance with the Investment Law remain subject to final ratification by the Israel Investment Center and final determination by the Israel Tax Authority.  Such ratification and determination are conditional upon fulfillment of all of the terms of the approved program.

Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development (the “Research Law”), research and development programs approved by the Research Committee (the “Research Committee”) of the Office of the Chief Scientist (“OCS”) are eligible for grants or loans if they meet certain criteria, in return for the payment of royalties from the sale of the product developed in accordance with the program and subject to other restrictions.  Once a project is approved, the OCS will award grants of up to 50% of the project’s expenditures in return for royalties, usually at the rate of 2% to 5% of sales of products developed with such grants, up to a dollar-linked amount equal to 100% or 150%of such grants. For projects approved after January 1, 1999, the amount of royalties payable is up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR.  There is no further liability for payment.

The terms of these grants prohibit the manufacture outside of Israel without the prior consent of the Research Committee of the Office of the Chief Scientist (the “Research Committee”). Such approval, if granted, is generally subject to an increase in the total amount to be repaid to the Office of the Chief Scientist to between 120% and 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel. A recent amendment to the Research Law has provided that the restriction on manufacturing outside of Israel shall not apply to the extent that plans to so manufacture were declared when applying for funding.

The Research Law also provides that know-how from the research and development, which is used to produce the product, may not be transferred to Israeli third parties without the approval of the Research Committee, and may not be transferred to non-Israeli third parties at all. A recent amendment to the Research Law has stressed, that it is not just transfer of know-how that is prohibited, but also transfer of any rights in such know-how.  Such restriction does not apply to exports from Israel of products developed with such technologies. Approval of the transfer may be granted only if the transferee abides by all of the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties.

There can be no assurance that such consent, if requested, will be granted.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction.  Expenditures not so approved are deductible over a three-year period.

Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”), Industrial Companies (as defined below) are entitled to the following tax benefits:

     (a)     Amortization of purchases of know-how and patents over eight years for tax purposes.

     (b)     The right to elect, under specified conditions, to file a consolidated tax return with other related Israeli Industrial Companies.

     (c)     Amortization of expenses incurred in connection with certain public securities issuances over a three-year period.

      d)     Tax exemption for shareholders who held shares before a public offering on capital gains derived from the sale (as defined by law) of securities, if realized after more than five years from the public issuance of additional securities of the Company.  (As of November 1994, this exemption was repealed, however, it applies to some of our shareholders pursuant to a grand-fathering clause; the recent tax reform repealed the grandfathered exemption for any gains accrued from January 1, 2003.)

     (e)     Accelerated depreciation rates on equipment and buildings.
Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.  Under the Industry Encouragement Law, an “Industrial Company” is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it.  An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law.  No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985 (the “Inflationary Adjustments Law”) represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation.  The Inflationary Adjustments Law is characterized by a high degree of complexity and its salient features can be described generally as follows:

     (a)     A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into Fixed (inflation resistant) Assets and Non-Fixed (non-inflation resistant) Assets. Where a corporation’s equity, as defined in such law, exceeds the depreciated cost of Fixed Assets, a tax deduction which takes into account the effect of the annual inflationary change on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis).  If the depreciated cost of Fixed Assets exceeds a corporation’s equity, then such excess multiplied by the annual inflation rate is added to taxable income.

     (b)     Depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the Israeli Consumer Price Index.

     (c)     Gains from the sale of certain traded securities are fully taxable notwithstanding the exemptions or reduced tax rates which might otherwise apply to those securities.

Capital Gains Tax on Sales of Our Ordinary Shares

Until the end of the year 2002 and provided we maintained our status as an industrial corporation, capital gains from the sale of our securities were generally exempt from Israeli Capital Gains Tax.  This exemption did not apply to a shareholder whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflationary Adjustments) 1985, or to a person whose gains from selling or otherwise disposing of our securities are deemed to be business income.

As a result of the recent tax reform legislation in Israel, gains from the sale of our ordinary shares derived from January 1, 2003 and on will in general be liable to capital gains tax of up to 15%.  This will be the case so long as our securities remain listed for trading on the NASDAQ or are listed on another designated foreign stock exchange or on the Tel Aviv Stock Exchange.  However, according to the tax reform legislation, non-residents of Israel will be exempt from any capital gains tax from the sale of our securities so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel, and so long as our securities remain listed for trading as described above.  These provisions dealing with capital gains are not applicable to a person whose gains from selling or otherwise disposing of our securities are deemed to be business income or whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflation Adjustments) 1985; the latter law would not normally be applicable to non-resident shareholders who have no business activity in Israel.

              In any event, under the US-Israel Tax Treaty, a US treaty resident may in general only be liable to Israeli capital gains tax on the sale of our ordinary shares (subject to the provisions of Israeli domestic law as described above) if that US treaty resident holds 10% or more of the voting power in our company.

Taxation of Non-Residents

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel.  On distributions of dividends other than bonus shares or stock dividends, income tax at the rate of 25% is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.  Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%; however, dividends generated by an Approved Enterprise as defined in the Investment Law are taxed at the rate of 15%.  Furthermore, dividends not generated by an Approved Enterprise paid to a U.S. company holding 10% or more of our ordinary shares for a certain period of time are taxed at a rate of 12.5%.

Passive Foreign Investment Company Status under U.S. Federal Income Tax Law

In general, a foreign corporation will be classified for U.S. tax purposes as a passive foreign investment company (hereafter also referred to as a “PFIC”) in any taxable year in which either (i) 75% or more of its gross income (including the pro rata gross income of any company (U.S. or foreign) in which it is considered to own 25% or more of the ordinary shares by value) for the taxable year is passive income, or (ii) at least 50% of the average value of all of its gross assets (including the pro rata fair market value of the assets of any company in which it is considered to own 25% or more of the ordinary shares by value) during the taxable year, calculated quarterly by value, produce, or are held for the production of, passive income.  Passive income for these purposes includes items such as dividends, interest, royalties, rents and gains from commodities and securities transactions.

If we are classified as a passive foreign investment company, highly complex rules will apply to our U.S. shareholders. Accordingly, U.S. shareholders are urged to consult their tax advisors regarding the application of such rules.

If a corporation is a passive foreign investment company, a U.S. shareholder will be subject to one of three alternative taxing regimes:

The simplest is the “QEF” regime.  If the shareholder elects to treat the PFIC as a “qualified electing fund” (“QEF”), then each year the shareholder includes in its gross income a proportionate share of the PFIC’s ordinary income and net capital gain.  A second regime may be elected if the PFIC stock is “marketable.”  The U.S. shareholder may elect to “mark the stock to market” each year.  At the end of each taxable year, the shareholder recognizes gain equal to the excess of the fair market value of the PFIC stock over the shareholder’s tax basis in the stock.  (Losses may also be recognized to the extent of previously recognized gains.)

A U.S. shareholder making neither of these elections is subject to the “excess distribution” regime.  The tax is triggered when the shareholder receives an “excess distribution” from the PFIC.  An excess distribution is either (1) a distribution with respect to stock that is greater than 125% of the average of such distributions over the preceding three years, or (2) 100% of the gain from the disposition of shares in the PFIC.

An excess distribution is subject to special tax rules.  In most cases, only a portion of it is included in the gross income of the U.S. shareholder and taxed at normal rates.  The remainder is never so included, but is used as the basis for calculating a “deferred tax amount”, which is simply added to the shareholder’s tax bill.

The deferred tax amount is computed as follows.  The excess distribution is first ratably allocated, share by share, to each day of the shareholder’s holding period.  Portions allocated to the current year, and to any pre-PFIC years (that is, years before 1987, when there were no PFICs, or years before the first year in which the company was a PFIC with respect to that shareholder), are included in ordinary income for the current year.  Portions allocated to prior PFIC years are hypothetically taxed at the highest marginal rate in effect for those years (without regard to the shareholder’s actual rate or to any deductions or credits for those years).  To this hypothetical tax is added the interest that the shareholder would have paid if it were simply paying that tax late for that year.  The sum of the tax and the interest charge is the deferred tax amount, which cannot be offset or otherwise affected by current net operating losses or other deductions.

A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent (who did not make either of the elections described above), is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. The U.S. person steps into the shoes of the decedent and will be subject to the rules described above.

Although a determination as to a corporation’s PFIC status is made annually, an initial determination that a corporation is a PFIC for any taxable year generally will cause the above-described consequences to apply for all future years as to U.S. shareholders who held shares in the corporation at any time during the PFIC taxable year and who made neither a valid QEF election with respect to such shares nor a valid election to mark such shares to market. This will be true even if the corporation loses its PFIC status in later years. However, with respect to  a PFIC that does not make any distributions or deemed distributions, the above tax treatment would apply only to gains realized on the disposition of such shares by a U.S. shareholder.

If we are classified as a PFIC, complicated rules will apply to our U.S. shareholders. Our status in future years will depend on our assets and activities in those years, although shareholders will be treated as continuing to own an interest in a passive foreign investment company if we are a passive foreign investment company in any year in which a shareholder owns our shares, unless certain elections are made.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. shareholder in light of his or her particular circumstances or to a U.S. shareholder subject to special treatment under U.S. federal income tax law.  U.S. shareholders are urged to consult their tax advisors about the U.S. federal income taxation rules to which they will be subject, as well as the PFIC rules, including the advisability, procedure and timing of making a mark-to-market election, in connection with their holding of our shares, including warrants or rights to acquire our shares.

Tax Assessment

Silicom Ltd. received final tax assessments for all years up to and including the tax year ended December 31st, 2000. Our U.S. subsidiary, Silicom Connectivity Solutions, Inc., has not yet been assessed for tax purposes since incorporation in 1993.

Documents on Display

We are required to file reports and other information with the securities and exchange commission under the Securities Exchange Act of 1934 and the regulations thereunder applicable to foreign private issuers. As a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies. We are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

As a foreign private issuer we have not been  required to file through the securities and exchange commission’s EDGAR system until this Annual Report on Form 20-F, and our periodic filings until now are therefore not available on the securities and exchange commission’s Web site. The documents referred to in this document may be inspected at the Company’s offices, located at 8 Hanagar Street, Kfar Sava, Israel 44000.

Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of changes in the value of a financial instrument caused by fluctuations in interest rates, equity prices and foreign exchange rates.

Interest Rate Risk

At December 31, 2002 we did not have any short or long term interest bearing loans or debts, hence there was no exposure to interest rate risk.

Equity Price Risk

At December 31, 2002 we did not have any marketable securities which were recorded at a fair value, hence there was no exposure to equity price risk.

Foreign Currency Exchange Risk

At December 31, 2002 we had cash and cash equivalents in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $183,000 (out of $861,000 cash and cash equivalents that we had in total). Market risk was estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the fair value of our cash and cash equivalents would decrease immaterially by $17,000.  The devaluation of the Shekel against the Dollar in 2002 did not result in any material change.  At December 31, 2002 we had accounts receivable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $211,000. Market risk was estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the fair value of our accounts receivable would decrease by $19,000.   The devaluation of the Shekel against the Dollar in 2002 did not result in any material change.  At December 31, 2002 we had accounts payable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $1,122,000. Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such decrease in the Dollar exchange rate, the fair value of our accounts payable would increase by $125,000.

As at December 31,2002 we were not engaged in any hedging transactions.

Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II.

Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.  CONTROLS AND PROCEDURES

     Silicom has established and maintains disclosure controls and procedures that are designed to ensure that material information relating to us and to our subsidiary required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to the company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

     Within the 90 days prior to the filing date of this annual report, the company carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of disclosure controls and procedures. Based on that evaluation of these disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that Silicom’s disclosure controls and procedures were effective as of the date of such evaluation.

     The Chief Executive Officer and Chief Financial Officer have also concluded that there were no significant changes in the Company’s internal controls or in other factors that could significantly affect the internal controls subsequent to the date that Silicom completed its evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16.  Reserved

Item 17.  FINANCIAL STATEMENTS.

Not applicable

Item 18.  FINANCIAL STATEMENTS

See pages F-1 to F- 29

Item 19.  EXHIBITS

1.

Articles of Association, adopted on February 1, 1994, filed by us as an Exhibit to our to our annual report on Form 20-F  for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001, and incorporated herein by reference.

3.

Lease between the Company and Yaakov Metzkin and Dov Segev, for premises in Kfar Sava, Israel, dated November 1, 1994, and amendment dated March 17, 2002, filed by us as an Exhibit to our annual report on Form 20-F  for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission on June 27, 2002, and incorporated herein by reference.  As this lease and the amendment are written in Hebrew, a summary of each is included in the Exhibit.

4.1

Lease between the Company and Ground A.S. Ltd., for manufacturing facility in Yokneam, Israel, dated June 27, 2000.  As this lease is written in Hebrew, a summary was filed by us as an Exhibit to our annual report on Form 20-F  for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001.  It is incorporated herein by reference.

4.2

Lease between Silicom Connectivity Solutions, Inc. and RAD Data Communications Inc., for space in Mahwah, New Jersey, dated as of September 1, 1997, filed by us as an Exhibit to our to our annual report on Form 20-F  for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001, and incorporated herein by reference.

8.

List of subsidiaries, filed by us as an Exhibit to our annual report on Form 20-F  for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001, and incorporated herein by reference.

18.1	Opinion of MacGladrey & Pullen, LLP, dated January 6, 2003, on the financial statements of Silicom Connectivity Solutions, Inc., for the three years ended December 31, 2000, 2001 and 2002.

19.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

19.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

20.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

20.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kfar Sava, State of Israel, on the 25th day of June, 2003.

SILICOM LIMITED

By:	/S/ Shaike Orbach

Shaike Orbach
Chief Executive Officer

CERTIFICATION

I, Shaike Orbach, certify that:

1.    I have reviewed this annual report on Form 20-F of Silicom Ltd.;

2.    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.    The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.    The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.    The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

   Date:  June 25, 2003

By:	/S/ Shaike Orbach

Shaike Orbach, Chief Executive Officer

CERTIFICATION

I, Ilan Erez, certify that:

1.    I have reviewed this annual report on Form 20-F of Silicom Ltd.;

2.    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.    The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.    The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.    The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 25, 2003

By:	/S/ Ilan Erez

Ilan Erez, Chief Financial Officer

Certification Pursuant to 18.U.S.C. Section 1350,
As adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report of Silicom Ltd. (the “Company”) on Form 20-F for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I the undersigned, being the Chief Executive Officer of the Company, certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1)	The Report fully complies with the requirements of sections 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Signature:	/S/ Shaike Orbach

Shaike Orbach, Chief Executive Officer

Date: June 25, 2003

Certification Pursuant to 18.U.S.C. Section 1350,
As adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report of Silicom Ltd. (the “Company”) on Form 20-F for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I the undersigned, being the Chief Financial Officer of the Company, certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1)	The Report fully complies with the requirements of sections 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Signature:	/S/ Ilan Erez

Ilan Erez, Chief Financial Officer

Date: June 25, 2003

Silicom Ltd.

Financial Statements

December 31, 2002

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Consolidated Financial Statements as of December 31, 2002

Report of Independent Auditors to the Board of Directors
and Shareholders of Silicom Ltd. and its Subsidiary

We have audited the accompanying consolidated balance sheets of Silicom Ltd. (“Silicom”) and its subsidiary as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002.  These consolidated financial statements are the responsibility of Silicom’s board of directors and management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of a consolidated subsidiary whose assets constitute approximately 8.6% and 5.7% of total consolidated assets at December 31, 2002 and 2001 respectively, and whose revenues constitute approximately 63.9%, 43.7% and 35.2% of total consolidated revenues for the years ended December 31, 2002, 2001 and 2000 respectively.  Those financial statements were audited by other auditors whose reports thereon have been furnished to us and our opinion expressed herein, insofar as it relates to the amounts included for the abovementioned subsidiary, is based solely upon the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statements presentation.  We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the report of the other auditors, the aforementioned consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Silicom and its subsidiary as of December 31, 2002 and 2001 and the consolidated results of their operations, and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with generally accepted accounting principles in the United States of America.

By: /s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
A member of KPMG International

Tel Aviv, Israel, January 20, 2003

Consolidated Balance Sheets at December 31

		2002	2001

	Note	U.S. dollars in thousands	U.S. dollars in thousands

Assets	10E

Current assets
Cash and cash equivalents	2D	861	1,916
Investment securities	2E, 3	3,799	1,115
Receivables:
Trade	2O, 10A	504	1,232
Other	10B	277	355
Inventories	2F, 10C	1,221	1,725

Total current assets		6,662	6,343

Investment securities	2E, 3	-	2,648

Assets held for severance benefits	2G, 5	408	361

Property, plant and equipment	2H, 4

Cost		1,411	1,343
Less - accumulated depreciation		1,154	1,037

Net property and equipment		257	306

Other assets	2I; 6	77	-

Total assets		7,404	9,658

BY: /S/ Avi Eizenman	BY: /S/ Shaike Orbach	BY: /S/ Ilan Erez
Avi Eizenman	Shaike Orbach	Ilan Erez
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Kfar-Saba, Israel:  January 20, 2003

Silicom Ltd. (An Israeli Corporation) and Subsidiary

		2002	2001

	Note	U.S. dollars in thousands	U.S. dollars in thousands

Liabilities and shareholders’ equity	10E

Current liabilities
Trade accounts payable		561	310
Other accounts payable and accrued expenses	10D	415	450

Total current liabilities		976	760

Long-term liability

Liability for employees severance benefits	5	743	728

Total liabilities		1,719	1,488

Commitments and contingencies	7

Shareholders’ equity	8
Ordinary shares, NIS 0.001 par value;
authorized 10,000,000 shares;
issued and outstanding 4,125,300 shares as of
December 31, 2002 and 2001		14	14
Additional paid in capital		5,536	5,536
Treasury shares (at cost) - 14,971 ordinary shares as at
December 31, 2002 and 2001	2P	(38)	(38)
Retained earnings	8C	173	2,658

Total shareholders’ equity		5,685	8,170

Total liabilities and shareholders’ equity		7,404	9,658

The accompanying notes are an integral part of the consolidated financial statements.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Consolidated Statements of Income for the Year Ended December 31,

		2002	2001	2000

	Note	U.S. dollars in thousands except for per share data

Sales	2J, 11A	2,726	4,530	7,769

Cost of sales	11B	2,091	3,635	4,829

Gross profit		635	895	2,940

Research and development costs	2L, 11C
Total costs		1,523	1,333	1,418
Less: royalty-bearing participations, net	2M, 7A	15	(469)	(410)

Research and development costs, net		1,538	864	1,008

Selling, marketing, general and
administrative expenses
Selling and marketing expenses	11D	1,022	1,113	874
General and administrative expenses		712	625	545

		1,734	1,738	1,419

Operating income (loss)		(2,637)	(1,707)	513

Financial income, net	11E	152	254	398

Income (loss) before taxes on income		(2,485)	(1,453)	911

Taxes on income	2Q, 9	-	33	24

Net income (loss) for the year		(2,485)	(1,486)	887

Earnings (loss) per share	2T,8D
Basic earnings (losses) per ordinary share		(0.605)	(0.362)	0.216

Weighted average number of ordinary
shares used to compute basic earnings
per share (in thousands)		4,110	4,110	4,103

Diluted earnings (losses) per ordinary share		(0.605)	(0.362)	0.202

Weighted average number of ordinary
shares used to compute diluted earnings
per share (in thousands)		4,110	4,110	4,394

The accompanying notes are an integral part of the financial statements.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Statements of Changes in Shareholders’ Equity

	Ordinary shares	Share capital	Additional paid-in capital	Cost of Silicom shares held by its subsidiary**	Retained earnings*	Total

	Numbers**	U.S. dollars in thousands

Balance
January 1, 2000	4,009,629	13	5,291	(38)	3,257	8,523

Changes during 2000:
Ordinary shares issued
in connection with the
exercise of stock
options	100,700	1	245	-	-	246
Net income for the year	-	-	-	-	887	887

Balance at
December 31, 2000	4,110,329	14	5,536	(38)	4,144	9,656

Changes during 2001:
Net loss for the year	-	-	-	-	(1,486)	(1,486)

Balance at
December 31, 2001	4,110,329	14	5,536	(38)	2,658	8,170

Changes during 2002:
Net loss for the year	-	-	-	-	(2,485)	(2,485)

Balance at
December 31, 2002	4,110,329	14	5,536	(38)	173	5,685

*	See Note 8C.
**	Net of 14,971 shares held by subsidiary.

The accompanying notes are an integral part of the financial statements.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Statements of Cash Flows for the Year Ended December 31,

	2002	2001	2000

	U.S. dollars in thousands	U.S. dollars in thousands	U.S. dollars in thousands

Cash flows from operating activities
Net income (loss)	(2,485)	(1,486)	887
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	200	147	162
Severance, net	(32)	2	82
Amortization of discounts or premium of
investment security and interest	(165)	(29)	(16)

Changes in operating assets and liabilities:
Decrease (increase) in receivables:
Trade	728	1,089	(1,333)
Other	78	184	(223)
Decrease (increase) in inventories	504	1,152	(1,788)
Increase (decrease) in payables and accruals:
Trade	251	(819)	719
Other	(35)	(233)	171

Net cash provided by (used in) operating activities	(956)	7	(1,339)

Cash flows from investing activities
Acquisition of property and equipment	(78)	(90)	(174)
Acquisition of other assets	(150)	-	-
Proceeds from maturity of investment securities and deposits	1,345	3,009	2,419
Purchase of investment securities and deposits	(1,216)	(3,139)	(3,653)

Net cash used in investing activities	(99)	(220)	(1,408)

Cash flows from financing activities
Issuance of ordinary shares in connection with the
exercise of stock options	-	-	246

Net cash provided by financing activities	-	-	246

Net decrease in cash and cash equivalents	(1,055)	(213)	(2,501)

Cash and cash equivalents at beginning of year	1,916	2,129	4,630

Cash and cash equivalents at end of year	861	1,916	2,129

Supplementary disclosure of cash flow information:
Cash paid during the year for:
Financing expenses	13	13	16

Taxes on income	23	19	32

The accompanying notes are an integral part of the financial statements.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 1 - General

Silicom Ltd. (“Silicom”) is an Israeli corporation engaged in designing, manufacturing, marketing and supporting communications connectivity solutions and enabling technologies for manufacturers of storage systems, Internet traffic management systems, security systems and other manufacturers providing a variety of server-based systems.  It also offers an extensive range of connectivity solutions for broadband Internet access, Multi Tenant Unit (MTU), home networking, and other hardware manufacturers.  Silicom’s products and technologies combine hardware and software.

Silicom markets its products directly, through (i) its US-based subsidiary, (ii) a worldwide network of independent distributors and (iii) OEMs which sell the Company’s connectivity products under their own private labels or incorporate the Company’s products into their products.

In these financial statements the term “Company” refers to the Silicom Ltd. and its wholly owned subsidiary, Silicom Connectivity Solutions, Inc. whereas the term “subsidiary” refers to Silicom Connectivity Solutions, Inc., a wholly owned subsidiary of Silicom Ltd., that is engaged in marketing the products of Silicom Ltd. In North America.

Note 2 - Significant Accounting Policies

The significant accounting policies, applied on a consistent basis, are as follows:

A.	Financial statements in U.S. dollars

Substantially all sales of the Company are made outside of Israel (see note 11A regarding geographical destination), in U.S. dollars (“dollars”).  Most purchases of materials and supplies and marketing costs are made or incurred outside Israel, primarily in dollars.  Thus, the functional currency of the Company is the dollar.

Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in statement No. 52 of the Financial Accounting Standards Board of the United States (“FASB”).

All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of income (loss) when they arise.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

B.	Principles of consolidation

The consolidated financial statements include the accounts of Silicom Ltd. and its wholly owned subsidiary.

All significant intercompany balances and transactions have been eliminated in consolidation.

C.	Use of estimates in the preparation of financial statements

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities and prepared these financial statements in conformity with generally accepted accounting principles.

D.	Cash and cash equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less at date of purchase, to be cash equivalents.

E.	Investment securities

Investments which the Company has the intent and ability to hold to maturity are classified as held-to-maturity investments as defined in Statement of Financial Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” and are recorded at amortized cost adjusted for the amortization or accretion of premiums or discounts.

A decline in the market value of any held-to-maturity security below cost, that is deemed to be other than temporary, results in a reduction in carrying amount to fair value.  The impairment is charged to the statement of income and a new carrying basis is established.

Interest income is accrued as earned. Premiums and discounts are amortized over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

F.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the “first-in, first-out” method for raw materials.

The cost of the work in process and finished goods is determined based on the allocation of labor and overhead, which are allocated on the basis of raw materials consumption.

The Company establishes an allowance for obsolete or slow moving inventory to record at the lower of cost or market.

G.	Assets held for severance benefits

Assets held for employee severance benefits represent contributions to severance pay funds and cash surrender life insurance policies that are recorded at their current redemption value.

H.	Property plant and equipment

Property plant and equipment are stated at cost.

Depreciation is calculated on the straight-line method on the basis over the estimated useful life of the assets.

Annual rates of depreciation are as follows:

%

Research and development equipment, having alternative
future use computers	20-33
Manufacturing equipment	20-33
Motor vehicles	15
Office furniture and equipment	6-20
Leasehold improvements	(*)

(*)	Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

I.	Other assets

Other assets consist of patents.  The cost of patents is amortized by the straight-line method over the estimated useful lives of the respective assets.  The remaining weighted average life of patents at December 31, 2002 is nine years.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

J.	Revenue recognition

The Company recognizes revenue on sales when products are shipped, the collectibility of debts is probable and the customer takes ownership and assumes risk of loss.

As the customer may return goods and receive credit thereon, the Company credits customers for actual returns throughout the year. The annual amount of credit is immaterial.

K.	Segment reporting

The Company applies SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”.

The management approach designates the internal information organization that is used by management for making operating decisions and assessing performance as the source of the Company’s reportable segments.  SFAS No. 131 also requires disclosures about products and services, geographic areas and major customers.

L.	Research and development costs

Research and development costs are expensed as incurred.

Statement of Financial Accounting Standards No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.  Based on the Company’s product development process, expenditures incurred between technological feasibility and general release of the associated product has been immaterial and accordingly has been expensed.

M.	Royalty bearing participations

Royalty bearing participations from the Government of Israel for funding research and development activities are recognized at the time the Company is entitled to such grants based on the related cost incurred.

N.	Service warranty

The Company grants service warranties related to certain products to end-users.  The Company estimates its obligation for such warranties to be immaterial on the basis of historical experience.  Accordingly, these financial statements do not include an accrual for the subject warranty obligations.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

O.	Allowance for doubtful accounts

The financial statements include general provisions for doubtful debts, based on management’s estimate.

P.	Treasury shares

Treasury shares are recorded at cost and presented as a reduction of shareholders’ equity.

Q.	Taxes on income

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”.  The statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  See also Note 9G.

R.	Stock option plans

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees”, and related interpretations including FASB Interpretation No.44 “Accounting for certain transactions involving stock compensation an interpretation of APB Opinion No. 25” issued in March 2001, to account for its fixed plan stock options.  Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

The Company applies SFAS No. 123 with respect to options issued to persons other than employees.  SFAS No. 123, “Accounting for Stock-Based Compensation,” established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans.  As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting for grants to employees as described above, and has adopted the disclosure requirements of SFAS No. 123.

See also Note 16D - SFAS 148 - an amendment of SFAS 123.

S.	Recoverability of tangible and intangible assets

The Company accounts for recoverability of tangible and intangible assets in accordance with the provisions of SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and SFAS 142 “Goodwill and Other Intangible Assets” replacing SFAS 121.

The Company evaluates the carrying value of tangible and intangible assets whenever events or circumstances indicate that the carrying value of assets is different from their recoverable amounts. An impairment loss is recognized when the estimated future cash flows (undiscounted and without interest) expected to result from the use of an asset are less then the carrying amount of the asset.  Measurement of an impairment loss is based on fair value of the asset computed using discounted cash flows if the asset is expected to be held and used.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

T.	Earnings per share (EPS)

Basic earnings per ordinary shares (“EPS”) are calculated by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period according to SFAS 128 “Earnings per Share”.  The computation of diluted EPS assumes the issuance of ordinary shares for all dilutive-potential ordinary shares outstanding during the reporting period.  The dilutive effect of stock options is considered in earnings per ordinary share calculations, if dilutive, using the treasury stock method.

U.	Business combinations

The Company has adopted SFAS No. 141, Business Combinations, (hereinafter SFAS 141), issued in July 2001 and requiring that the purchase method be used for all business combinations initiated after June 30, 2001.  Separate recognition of intangible assets is required if they meet one of two criteria - the contractual-legal right criterion or the separability criterion.  In addition to the disclosure requirements of APB Opinion No. 16, this Statement requires disclosure of the primary reason for the business combination and the allocation of the purchase price paid to the assets acquitted and liabilities assumed by major balance sheet caption.  The provisions of this statement apply to all business combinations initiated after June 30, 2001, and all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

V.	Goodwill and other intangible assets

The Company has adopted SFAS No. 142, Goodwill and Other Intangible Assets (hereinafter SFAS 142), issued in July 2001.  According to SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be subject to amortization, but rather will be tested at least annually for impairment.  In addition, the Standard provides specific guidance on how to determine and measure goodwill impairment.  Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of an arbitrary ceiling (as was set before by APB Opinion No. 17, Intangible Assets).  SFAS No. 142 requires additional disclosures including information about carrying amounts of goodwill and other intangible assets, and estimates as to future intangibles asset amortization expense.

W.	As for recently enacted accounting pronouncement see Note 16.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 3 - Investment Securities

The amortized cost, gross unrealized holding losses and fair value of held-to-maturity securities at December 31, 2002 and 2001, were as follows:

	Amortized cost	Gross unrealized holding losses	Fair value

	U.S. dollars in thousands

At December 31, 2002
Corporate debt securities	3,799	(64)	3,735

At December 31, 2001
Corporate debt securities and certificates of deposits	3,763	(89)	3,674

Maturities of debt securities classified as held-to-maturity and certificates of deposits were as follows at December 31, 2002:

	Amortized cost	Fair value

	U.S. dollars in thousands

Investment securities due within one year	3,799	3,735

Proceeds from redemption of investment securities held-to-maturity are $1,345 thousand, $ 2,359 thousand and $2,419 thousand in fiscal years 2002, 2001 and 2000, respectively.

Note 4 - Property Plant and Equipment

	Cost		Accumulated depreciation and amortization

	December 31		December 31

	2002	2001	2002	2001

	U.S.$ in thousands		U.S $ in thousands

Research and development
equipment	857	725	679	590
Manufacturing equipment	109	109	105	104
Motor vehicles	46	107	33	37
Office furniture and equipment	248	251	191	177
Leasehold improvements	151	151	146	129

	1,411	1,343	1,154	1,037

Depreciation expense amounted to $ 137 thousand, $ 147 thousand and $ 162 thousand for the years ended December 31, 2002, 2001 and 2000 respectively.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 5 - Assets Held for Severance Benefits

A.

Under Israeli law and labor agreements, Silicom is required to make severance payments to dismissed employees and employees leaving employment in certain other circumstances. Silicom’s severance pay liability to its employees, based upon length of service and latest monthly salary (one month’s salary for each year worked), is reflected by the balance sheet accrual and is partly covered by provident savings accounts and insurance policies in the name of Silicom.

The balances accrued and funded at balance sheet dates are as follows:

	December 31

	2002	2001

	U.S. dollars in thousands

Liability for severance pay	743	728
Severance pay fund	408	361

	335	367

B.	The net severance pay expense was $ 98 thousand, $ 100 thousand, and $ 182 thousand in the years ended December 31, 2002, 2001 and 2000 respectively.

Note 6 - Other Assets

The Subsidiary entered into a “Non-Exclusive Limited Patent License Agreement” in April 2002.  The agreement included a one-time license fee of $150 thousand which represented a licensing fee for both past and future sales of certain connectors and PC cards under patents of the licensor.  The Subsidiary has established a sixteen-year amortization period which relates to expected life of the License.  The Subsidiary has estimated that the past sales period under the licensing agreement was six years and that the future sales period under the licensing agreement to be ten years, therefore in 2002 the Subsidiary recognized amortization expense on the past six years or approximately $56,200 and $ 7,100 related to the amortization for 2002.  The total amortization expense for 2002 was approximately $63,300.

The maturities of other assets were as follows at December 31, 2002:

U.S. dollars in thousands

Due within one year	10
Due within two years	9
Due within three years and more	68

87

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 7 - Commitments and Contingencies

A.	Royalty commitments

The Company is obligated to pay royalties to the Government of Israel on revenues from product sales related to research and development, which was undertaken with Government grants.  Since January 1, 1997, royalty rates are 2% to 5% (prior to January 1, 1997, royalty rates were 2% to 3%).  The royalty rates applicable for the Company’s Research and Development projects are 2% - 3.5%, except for one project that took place in the period July 1, 1997 - January 31, 1999, where the royalty rate is 4%.

Royalties are payable from the commencement of sales of each of these products until the cumulative amount of the royalties paid equals 100% of the dollar linked amounts of the grants received, without interest for projects approved prior to December 31, 1999 and with Libor interest for amounts received after that date.

The Company’s total outstanding obligation in respect of royalty-bearing Government participations received or accrued, net of royalties paid or accrued, amounted to approximately $ 2,958 thousand as of December 31, 2002 ($2,925 thousand as of December 31, 2001).

The premises and facilities occupied by the Company and its subsidiary are leased under various lease agreements.  Furthermore, the Company has entered into several operating lease agreements for motor vehicles in Israel.

The agreements are in local currencies or linked to the dollar or to the Israeli Consumer Price Index.

B.	Lease commitments

The minimum projected rental payments under the above leases in effect as of December 31, 2002 are as follows:

U.S. dollars in thousands

Year ending December 31,
2003	222
2004	96
2005	19

C.	Directors’ indemnification

In July 2002, the Company prospectively agreed to indemnify its directors for any obligation or expenses imposed on them in consequence of an act they performed in the capacity as officers of Silicom, provided that Silicom’s undertaking shall be limited to certain types of events and amounts.

The total amount of indemnification for each case (including all matters connected therewith) shall not exceed US$ 2,000 thousand (in addition to any amount paid under an insurance coverage).
This resolution is subject to mandatory provisions of applicable law in Israel and will come into effect after approval of an amendment of the Articles of Association by the shareholders.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 8 - Shareholders’ Equity

A.	Share capital

Silicom’s Ordinary Shares are traded in the United States on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) small cap market, since February 1994.

B.	Stock compensation plans

At December 31, 2002, Silicom had three stock-based compensation plans, which are described below.  Silicom applies APB Opinion 25 and related interpretations in accounting for its plans.  Accordingly, no compensation cost has been recognized for its fixed stock option plans.  Had compensation cost for Silicom’s three stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Statement 123, Silicom’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

		2002	2001	2000

Net income (loss)	As reported	(2,485)	(1,486)	887
US dollars in thousands	Pro forma	(2,543)	(1,950)	91

Basic earnings (losses) per share	As reported	(0.605)	(0.362)	0.216
US dollars	Pro forma	(0.619)	(0.474)	0.022

Diluted earnings per share	As reported	(0.605)	(0.362)	0.202
US dollars	Pro forma	(0.619)	(0.474)	0.021

Fixed Stock Option Plans

1.

In 1993 the Board of Directors of Silicom adopted a share option plan (the “Share Option Plan”) covering up to 88,676 options at a conversion rate of 1:1, to be granted to certain employees and consultants of Silicom.  In June 1997, the Board of Directors of Silicom expanded the number of options covered by this plan by 211,324 options to 300,000 options.  In April 2001, the Board of Directors expanded the number of options covered by this plan by 200,000 options to 500,000 options.  The Share Option Plan is administered by the Board of Directors, which designates the options and dates of grant.  The price of shares to be issued under this plan is equal to the market price of Silicom shares on the date upon which the options were granted.  The options are for a 10-year term and are non-assignable except by the laws of succession.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 8 - Shareholders’ Equity (cont’d)

B.	Stock compensation Plans (cont’d)

Fixed Stock Option Plans (cont’d)

2.	In 1994 the Board of Directors of Silicom approved a Directors Share Incentive Option Plan (1994) (the “Directors Plan”) covering up to 200,000 options at a conversion rate of 1:1.

In June 1998, the Board of Directors of Silicom expanded the number of options covered by this plan by 120,000 options to 320,000 options.

In January 2000, the Board of Directors of Silicom expanded again the number of options covered by this plan by 180,000 options to 500,000 options.

The price of shares to be issued to the directors under the Directors Plan is equal to the market price of Silicom shares on the dates upon which the options were granted.

3.

In October 2000, the Board of Directors of Silicom adopted the Silicom Ltd. US Share Option Plan (2000) (US Plan).  The US Plan provides that options may be granted to any officer, consultants and certain other present and future employees and directors of Silicom and its subsidiary.  Under the terms of the US Plan, up to a maximum of 200,000 ordinary shares of Silicom are reserved for issuance, subject to certain adjustments.  The exercise price of the options granted under the US Plan shall be not less than 100 percent (or, in the case of a grant to a holder of more than 10% of Silicom’s outstanding shares, 110 percent) of the fair market value of the ordinary shares subject to the option on the date the option is granted.  The vesting period of the options is subject to the discretion of the Board.  The term of the option shall not exceed 10 years from the date that the option was granted (or 5 years, in the case of optionees who hold more than 10% of Silicom’s outstanding shares).

4.	No options have been granted other than to employees and directors.

5.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001, and 2000, respectively:  No dividend yield for all years; expected volatility of 22.13%, 66.18%, and 200% risk-free interest rates of 1.5%, 4.5% and 6%; and expected lives of eight years for each plan options.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 8 - Shareholders’ Equity (cont’d)

Fixed Stock Option Plans (cont’d)

A summary of the status of Silicom’s three fixed stock option plans as of December 31, 2002, 2001 and 2000 and changes during the years ending on those dates, is presented below:

	Shares (in thousands)	Weighted Average Exercise Price	Shares (in thousands)	Weighted Average Exercise Price	Shares (in thousands)	Weighted Average Exercise Price

	2002		2001		2000

Outstanding at
beginning of
year	640,500		530,300		364,400
Granted	187,500	$ 0.29	134,600	$ 0.60-5.37	274,800	$ 5.42
Exercised	-	-			(100,700)	$ 2 - 2.25
Forfeited	(33,500)	$ 0.55-5.75	(24,400)	$ 1.62-2.50	(8,200)	$ 2.25

Outstanding at
end of year	794,500		640,500		530,300

Options
exercisable at
year-end	573,700		486,500		358,000

Weighted average
fair value of
options granted
during the year		$ 0.29		$ 3.22		$ 5.42

C.	Retained earnings:

1.

The distribution of cash dividends out of retained earnings as of December 31, 2002, would subject Silicom to a 25% tax in respect of the income from which it was distributed, according to the terms of tax exemption due to its “approved enterprise” status, as explained in note 9B(1).  Silicom has decided not to distribute the said tax-exempt income as dividends.  In the event of dividend distribution as above, the said tax amount would be charged as an expense in the statement of income.

2.

In the event that cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency.  Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of Ordinary Shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 8 - Shareholders’ Equity (cont’d)

D.	Earnings per share
	Year ended December 31

	2002			2001			2000

	Net loss	No. of shares	Per share amount	Net loss	No. of shares	Per share amount	Net income	No. of shares	Per share amount

	U.S. dollars and No. of shares in thousands - except per share amounts

Basic EPS

Income (loss) available to common shareholders	$ (2,485)	4,110	$ (0.605)	$ (1,486)	4,110	$ (0.362)	$ 887	4,103	$ 0.216

Effect of Dilutive Securities

Warrants and options	-	-	-	-	-	-	-	291	-

Dilutive EPS

Income (loss) available to common
shareholders and assumed conversion	$ (2,485)	4,110	$ (0.605)	$ (1,486)	4,110	$ (0.362)	$ 887	4,394	$ 0.202

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 9 - Taxes on Income

A.	Israel Tax Reform

During the year 2002, tax reform legislation was enacted with effect from January 1, 2003, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. From such date, an Israeli resident taxpayer will be taxed on income produced and derived both in and out of Israel.  The main provisions of the tax reform that may affect the Company are as follows:

1.	Transfer pricing of international transactions with related parties

The Income Tax Ordinance was amended to include provisions concerning transfer pricing between related parties, where one of the parties is situated abroad.  Detailed provisions are to be included in Income Tax Regulations that have yet to be issued.  Although the Company considers that the transfer pricing policy adopted with foreign affiliates is economically fair, an adjustment may be required following the issue of the said Regulations.

2.	Employee stock incentive plans

The tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans.  Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 50% or the Company can waive the tax expense and the employee will pay a reduced tax rate of 25%.  Where there is no trustee arrangement, the employee is fully taxable and no expense is allowed to the Company.  There are detailed provisions for implementing these tracks.  The Company is considering the alternatives.  The tax reform’s new practice is not in effect for options granted before December 31, 2002 under plans adopted before December 31, 2002. All current options granted by the Company were granted before December 31, 2002.

3.	Controlled foreign company (CFC)

The amendment to the law introduced Controlled Foreign Company (CFC) provisions, which, in certain circumstances, will lead to the Israeli company being charged to tax on passive income of foreign affiliates as if it had received a dividend from such companies.

4.	Capital gains tax is reduced to 25% from 36%, except with respect to capital gains from marketable securities, with transitional provisions for assets acquired prior to January 1, 2003.

5.	The seven year limit for carrying forward of capital losses has been removed with respect to capital losses arising from 1996 and thereafter.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 9 - Taxes on Income (cont’d)

B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereinafter the “Law”)

1.	Rates

a.

The Company’s first investment program has been granted “Approved Enterprise” status under the Law.  For this program, the Company has elected to be taxed under the alternative benefits method, whereby the Company waives grants in return for tax exemptions.  Pursuant thereto, the income of the Company derived from the first investment program was tax-exempt until 1997.

b.

The Company’s program for expansion of its approved enterprise in Yokneam was approved in September 1995.  As the Company has elected to apply the alternative benefits method for this program, the company is entitled to a tax exemption with respect to the additional income derived from that expansion for ten years.  In June 1995 the Israeli tax authorities and the Company have agreed that for the purpose of determining the Company’s tax liability, the Company’s income will be allocated to its manufacturing plant and to its research and development center, according to a formula based on the net costs plus royalties of the research and development center and the Company’s profitability.  Income allocated to the expansion of the manufacturing plant will benefit from a ten-year tax exemption, commenced in 1997 to be expired in 2006, while income allocated to the research and development center will benefit from a two-year exemption and for a five-year period immediately following to be expired in 2004 will be taxed at a 25% rate.

The final report as to the completion of investments under this program has been submitted to the Investment Center. The final approval has been received in October 2000.

c.

In the event of distribution by the Company of cash dividends out of retained earnings which were tax exempt due to the “Approved Enterprise” status, the Company would be subject to a 25% corporate tax on the amount distributed, and a further 15% withholding tax would be deducted from the amounts distributed to the recipients.

	d.	Should the Company derive income from sources other than the “Approved Enterprise” during the relevant period of benefits, such income will be taxable at regular corporate tax rates - 36%.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 9 - Taxes on Income (cont’d)

B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereinafter the “Law”) (cont’d)

2.	Accelerated depreciation

The Company is entitled to claim accelerated depreciation for a period of five years in respect of property and equipment of an “Approved Enterprise”.  The Company has not utilized this benefit to date.

3.	Conditions for entitlement to the benefits

Entitlement to the benefits of the Company’s “Approved Enterprise” is dependent upon the Company fulfilling the conditions stipulated by the Law and the regulations published thereunder, as well as the criteria set forth in the approval for the specific investment in the Company’s “Approved Enterprise”.

In the event of failure to comply with these conditions, the tax benefits may be canceled, and the Company may be required to refund the amount of the cancelled benefits, with the addition of linkage differences and interest.  As of the date of these financial statements, the Company believes it complies with these conditions.

C.

Measurement of results for tax purposes under the Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Investment Companies and Certain Partnerships and Determining Their Taxable Income) - 1986

As a “foreign invested company” (as defined in the Law for the Encouragement of Capital Investments - 1959), the Company’s management has elected to apply Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Investment Companies and Certain Partnerships and Determining Their Taxable Income) - 1986 from January 1, 2002.  Accordingly, its taxable income or loss is calculated in U.S. Dollars.

D.	Tax benefits under the Law for Encouragement of Industry (Taxes), 1969

The Company currently qualifies as an “Industrial Company” under the above Law.  As such it is entitled to certain tax benefits, mainly the right to deduct share issuance costs for tax purposes in the event of a public offering, and to amortize know-how acquired from third parties.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 9 - Taxes on Income (cont’d)

E.	Tax assessments of Silicom

Silicom received final tax assessments for all years up to and including the tax year ended December 31, 2000.
Silicom’s carryforward tax losses are approximately US$ 3,468 as of December 31, 2002. The amount of Silicom’s tax losses will be reduced by any future income of the Company.

F.	Taxation of the subsidiary

At December 31, 2002, the subsidiary had approximately $ 579 thousand net operating loss carryforwards for U.S. federal income tax reporting purposes expiring $ 75 thousand in 2018, $ 260 thousand in 2021 and $ 244 thousand in 2022.

The subsidiary has not yet been assessed for tax purposes since incorporation (1993).

G.	Deferred income taxes:

1.

Most of Silicom’s income is tax exempt due to the “Approved Enterprise” status granted to its production facilities.  Silicom has decided to permanently reinvest the amount of the said tax-exempt income, and not to distribute such income as dividends.

The amount of tax that would be payable had such tax-exempt income been distributed as dividends is approximately $ 0 thousand at December 31, 2002 (December 31, 2001 - $ 666 thousand).

2.	The components of deferred tax assets and liabilities, assuming taxation at maximum rates, are as follows:

	December 31	December 31

	2002	2001

	US$ thousands	US$ thousands

Employees’ rights liabilities	189	191
Allowance for doubtful debts	7	7
Deferred research and development costs	(78)	(67)
Loss for tax purposes	1,448	524

	1,566	655
Valuation allowance	(1,566)	(655)

	-	-

Statutory tax rate	36%	36%

The Company has recognized a re-calculation allowance for its deferred tax assets that will more likely than not be realized.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 9 - Taxes on Income (cont’d)

H.	Taxes on income

Taxes on income comprise of:

	Year ended December 31

	2002	2001	2000

	U.S. dollars in thousands

Silicom Ltd.	-	33	9
U.S. subsidiary	-	-	15

	-	33	24

J.	Reconciliation of the statutory tax expense to actual tax expense

A reconciliation of the statutory tax expense, assuming all income is taxed at the statutory rate of 36% applicable to income of companies in Israel, and the actual tax expense, are as follows:

	Year ended December 31

	2002	2001	2000

	U.S. dollars in thousands

Income (Loss) before taxes on income, as reported
in the statements of income	(2,485)	(1,453)	911

Theoretical tax on the above amount	(895)	(523)	328

Increase (decrease) in taxes resulting from
permanent differences:

Non-deductible operating expenses	23	12	17

Tax exempt income resulting from the
approved enterprise	-	-	(23)

Tax exempt income	(64)	(112)	(103)

Tax due to exercise of options by employee’s	-	-	(131)

Valuation allowance	911	591	(50)

Adjustments arising from differences in the basis of
measurement for tax purposes and for financial
reporting purposes and other	25	* 65	* (14)

Tax on income	-	33	24

*	Resulting from the difference between the changes in the Israeli CPI (the basis for computation of taxable income of the Company) and the exchange rate of the Israeli currency relative to the dollar.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 10 - Supplementary Balance Sheet Information

		December 31

		2002	2001

		U.S. dollars in thousands

A.	Receivables - trade:
	In Israel	23	374
	Abroad	481	858

		504	1,232

	Net of allowance for doubtful accounts
	in the amount of	20	20

B.	Receivables - other:
	Government of Israel	107	52
	Grants from the government of Israel	-	160
	Prepaid expenses	25	59
	Income receivable	44	-
	Advanced from trade accounts payables	73	30
	Sundry	28	54

		277	355

C.	Inventories:
	Raw materials and components	280	559
	Products in process	888	1,103
	Finished products	53	63

		1,221	1,725

D.	Other accounts payable
	and accrued expenses
	Employees and employee institutions	150	173
	Provision for vacation pay	184	156
	Government royalties	51	58
	Sundry	30	63

		415	450

E.	Balances in Currencies other than the U.S. dollar

	December 31

	2002			2001

	Israeli currency		Other Foreign currencies	Israeli currency		Other Foreign currencies

	Linked*	Unlinked		Linked*	Unlinked

	U.S. dollars in thousands

Assets	13	789	-	33	865	3
Liabilities	-	1,519	-	-	1,370	-

*	Linked to the Israeli Consumer Price Index

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 11 - Supplementary Income Statement Data

		Year ended December 31

		2002	2001	2000

		U.S. dollars in thousands

A.	Sales* - classified by geographical
	destination:
	In Israel	369	814	1,648
	Abroad:
	United States	1,770	2,033	2,764
	Europe	562	1,677	3,279
	Other	25	6	78

		2,726	4,530	7,769

*	including - sales to single customers
	exceeding 10% of sales
	Customer “A”	990	1,387	1,701
	Customer “B”	414	565	1,374
	Customer “C”	-	770	1,262

		Year ended December 31

		2002	2001	2000

		U.S. dollars in thousands

B.	Cost of sales:
	Materials consumed and subcontracted
	work	1,869	2,046	4,374
	Payroll and related expenses	211	312	405
	Royalties	70	149	227
	Other costs	166	253	287
	Slow moving inventory	-	1,023	-

		2,316	3,783	5,293
	Decrease in products in
	process and finished products
	inventories	(225)	(148)	(464)

		2,091	3,635	4,829

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 11 - Supplementary Income Statement Data (cont’d)

		Year ended December 31

		2002	2001	2000

		U.S. dollars in thousands

C.	Research and development costs, net
	Payroll and related expenses	1,042	978	1,049
	Materials consumed and subcontracted
	work	127	63	55
	Other costs	354	292	314

		1,523	1,333	1,418
	Less: royalty-bearing participations
	from the Government of Israel	15	(469)	(410)

	Research and development costs, net	1,538	864	1,008

		Year ended December 31

		2002	2001	2000

		U.S. dollars in thousands

D.	Selling and marketing expenses:
	Payroll and related expenses	749	773	677
	Commissions	36	93	68
	Advertising	22	24	5
	Trade shows and travel	112	105	43
	Other expenses	103	118	81

		1,022	1,113	874

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 11 - Supplementary Income Statement Data (cont’d)

		Year ended December 31

		2002	2001	2000

		U.S. dollars in thousands

E.	Financial income, net
	Interest income	188	285	417
	Translation loss, net	(21)	(17)	(3)
	Interest expenses on short-term bank credit
	and bank charges	(15)	(14)	(16)

		152	254	398

Note 12 - Related Party Balances and Transactions

A.	Balances with related parties:

	December 31

	2002	2001

	U.S. dollars in thousands

Trade receivables*	2	4

B.	Expenses to (income from) related parties:

	Year ended December 31

	2002	2001	2000

	U.S. dollars in thousands

Sales*	(15)	(69)	(110)

Costs and expenses**	21	13	39

*

Most of the transactions are sales to a company under common control, which is a distributor of the Company’s products in Israel.  The terms of the transactions are not different from regular market terms.

**	Mainly participation in insurance, recruiting expenses and public relations expenses..

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 13 - Financial Instruments and Risk Management

Concentrations of credit risk

Financial instruments, which potentially subject Silicom to significant concentrations of credit risk, consist principally of cash and cash equivalents, short term and long-term investments and trade receivables.  Cash and cash equivalents balances of Silicom, which are subject to credit risk, consist of cash accounts held with major financial institutions.  Short-term investments, which consist of bonds and commercial paper, are invested at December 31, 2002 in several highly rated corporations.  Concentrations of credit risk with respect to trade receivables are limited due to the Company’s diverse customer base and their wide geographical dispersion.  The Company closely monitors extensions of credit and has never experienced significant credit losses.

Note 14 - Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, investment securities, trade and other receivables, assets held for severance benefits and trade accounts payable.  The carrying amounts of these financial instruments, except for investment securities, approximate fair value because of the short maturity of these investments.

The fair value of investment securities is presented in Note 3 to these consolidated financial statements.

Note 15 - Business Segments

During 2002, the Company commenced research and development activities for the storage/server – networking market. As of December 31, 2002, the Company had not recognized revenues for this segment.

Note 16 - Recently Enacted Accounting Pronouncement

A.	SFAS 143 - Accounting for Retirement Obligations:

In June 2001, The FASB issued SFAS 143, “Accounting for Asset Retirement Obligations” (hereinafter SFAS 143). SFAS 143 requires the Company to record fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets.  The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002.  Earlier Application is permitted.  The adoption of SFAS 143 does not have a significant impact on the Company’s consolidated financial statements.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 16 - Recently Enacted Accounting Pronouncement (cont’d)

B.	SFAS 145 - Rescission of FASB Statement 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections

In April 2001, the FASB  issued SFAS 145, “Rescission of FASB Statement 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections” (hereinafter SFAS 145). SFAS 145 rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishments of Debt”, and an amendment of that Statement, FASB Statement No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”. FASB 145 also rescinds FASB Statement No. 44, “Accounting for Intangible Assets of Motor Carriers”.  This Statement amends FASB Statement No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions.  SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

The provisions of this Statement related to the rescission of Statement 4 are applicable in fiscal years beginning after May 15, 2002.  Early adoption in encouraged. A calendar-year entity may early adopt the Statement 4 rescission in the fourth quarter of 2002.  The provisions of this Statement related to Statement 13 are effective for transactions occurring after May 15, 2002, with early application encouraged.  All other provisions of this Statement are effective for financial statements issued on or after May 15, 200, with early application encouraged.  The Company believes that the adoption of SFAS 145 will not have a significant impact on its consolidated financial statements.

C.	SFAS 146 - Accounting for Costs Associated with Exit or Disposal Activities

In July 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (hereinafter SFAS 146). SFAS 146 nullifies EITF 94-3. According to SFAS 146, commitment to a plan to exit an activity or dispose of long-lived assets will no longer be enough to record a one-time charge for most anticipated costs.  Instead, companies will record exit or disposal costs when they are “incurred” and can be measured at fair value, and they will subsequently adjust the recorded liability for charges in estimated fair value. SFAS 146 also revises accounting for specified employee and contract terminations that are part of restructuring activities. SFAS 146 is effective for exit and disposal activities that are initiated after December 31, 2002.  Earlier application is encouraged.  The Company believes that the adoption of SFAS 146 will not have a significant impact on its consolidated financial statements.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 16 - Recently Enacted Accounting Pronouncement (cont’d)

D.	SFAS 148 - Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123

In December 2002, the FASB  issued SFAS 148, “Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB statement No. 123” (“SFAS 148”).  SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation.  The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results.  The Statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures.  The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances.  The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.  The Company has not decided yet if it will adopt SFAS 148.

E.	FIN 45 - Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (hereinafter the Interpretation), which addresses ,among other things, the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees.  These disclosure requirements are included in note 7C to the consolidated financial statement. The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees.

The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur.  The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements.

As noted above the Company has adopted the disclosure requirements of the Interpretation (see note 7C) and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 16 - Recently Enacted Accounting Pronouncement (cont’d)

F.	EITF 00-21 - Revenue Arrangements with Multiple Deliverables

In November 2002, the Emerging Task-Force issued its consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”) on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis, (2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values.  However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items.  In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in this Issue is effective for revenue arrangements entered into in fiscal beginning after June 15, 2003.  Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20.  If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment.  The Company believes that the adoption of EITF 00-21 will not have a significant impact on the Company’s consolidated financial statements.

G.	Financial Accounting Standard Board issued Interpretation No. 46, “Consolidation of Variable interest Entities”:

In January 2003, the Financial Accounting Standard Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (hereinafter – “the Interpretation”).  According to Interpretation, a Variable Interest Entity will be consolidated by an enterprise that is subject to a majority of the risk of loss from the Variable Interest Entity’s activities or entitled to receive a majority’s of the entity’s residual returns or both.  The enterprise that consolidates a Variable Interest Entity is called the primary beneficiary of that entity.  The Interpretation requires certain disclosures to be made by the primary beneficiary and by an enterprise that holds a significant variable interest in a Variable Interest Entity but is not the primary beneficiary.  The consolidation requirements of Interpretation 46 apply immediately to Variable Interest Entities created after January 31, 2003.  The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003.  Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established.  The Company believes that the adoption of FIN 46 will not have a significant impact on the Company’s consolidated financial statements.

