Form 20-F
period 2003-12-31
SILICOM LTD
filed 2004-06-30
CIK 916793

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

SILICOM LTD.
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

8 Hanagar Street, Kfar Sava 44000, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, nominal value 0.01 New Israeli Shekels per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  4,126,800

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒                         No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐          Item 18 ☒

This annual report on Form 20-F includes certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934. The use of the words “projects,” “expects,” “may,” “plans” or “intends”, or words of similar import, identifies a statement as “forward-looking.” There can be no assurance, however, that actual results will not differ materially from our expectations or projections. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this report at Item 3 titled “Risk Factors.”

We have prepared our consolidated financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States. All references herein to “dollars” or “$” are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

            Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

            Not Applicable

Item 3.  KEY INFORMATION

Selected Financial Data

The following selected financial data has been derived from our audited consolidated financial statements for the periods, which have been prepared in accordance with U.S. GAAP and were audited by Somekh Chaikin, a member firm of KPMG International. The financial data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto, which are set forth in Item 18 – “Financial Statements” and are included elsewhere in this report, and the other financial information appearing elsewhere in this annual report.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

	Year Ended December 31 In US$ Thousands
	2003	2002	2001	2000	1999

Sales	$3,725	$2,726	$4,530	$7,769	$5,672

Cost of sales	2,160	2,091	3,635	4,829	3,297

Gross profit	1,565	635	895	2,940	2,375

R&D costs, gross	1,647	1,523	1,333	1,418	1,078

(Less) government royalty-bearing participations	(150)	15	(469)	(410)	(417)

R&D costs, net	1,497	1,538	864	1,008	661

Selling, marketing, general and administrative expenses	1,604	1,734	1,738	1,419	1,416

Total operating expenses	3,101	3,272	2,602	2,427	2,077

Operating income (loss)	(1,536)	(2,637)	(1,707)	513	298

Other expenses	-	-	-	-	-

Financial income, net	27	152	254	398	264

Income (loss) before taxes on income	(1,509)	(2,485)	(1,453)	911	562
Taxes on income	-	-	33	24	42

Net income (loss)(1)	(1,509)	(2,485)	(1,486)	887	520

Earnings (loss) per share
Basic earnings (loss) per ordinary share	$(0.37)	$(0.60)	$(0.36)	$0.22	$0.13

Weighted average number of ordinary shares used to compute basic earnings (loss) per share (in thousands)	4,112	4,110	4,110	4,103	3,986

Diluted earnings (loss) per ordinary share	$(0.37)	$(0.60)	$(0.36)	$0.20	$0.13

Weighted average number of ordinary shares used to compute diluted earnings (loss) per share (in thousands)	4.112	4,110	4,110	4,394	4,014

(1) Net income is after deduction of taxes on income, which has been reduced by virtue of tax benefits to which the Company is entitled in its capacity as an “Approved Enterprise” under Israeli law.  As such, the Company was not required to pay full income tax for a period of up to seven years ending in 1997 and also for ten years ending in 2006. See Note 10B to the Financial Statements and “Item 10” - Additional Information - Taxation.”

	2003	2002	2001	2000	1999

Consolidated Balance Sheets Data:
Working capital	$3,675	$5,686	$5,583	$9,051	$7,949
Total assets	$6,118	$7,404	$9,658	$12,159	$10,014
Short-term debt	$1,046	$976	$760	$1,812	$922
Long-term debt	$895	$743	$728	$691	$569
Shareholders’ equity	$4,177	$5,685	$8,170	$9,656	$8,523
Number of shares outstanding	4,126,800	4,125,300	4,125,300	4,125,300	4,024,600

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

Our Multi Port Gigabit Ethernet Server/Storage Networking products, including our TOE/iSCSI products are characterized by long sales cycles

We expect the Multi Port Gigabit-Ethernet Server Networking Adapters we manufacture and sell, as well as the TOE/iSCSI Server Networking adapters we recently announced to become our principal sales growth engine in the coming years. Our sales of these products typically involve significant capital investment decisions by prospective end customers, as well as a significant amount of time to educate such end customers as to the benefits of systems and appliances that include our products. As a result, before purchasing systems and appliances which include our products (and consequently facilitating sales of our products), companies spend a substantial amount of time performing internal reviews and obtaining capital expenditure approvals. The decision making process of our customers includes several time consuming processes: they need to define the required configuration of their Server/Storage system/Appliance, derive the need for adapters, evaluate adapters, qualify adapters and then (or in parallel) negotiate the terms for a purchase. It may therefore take 12 months or more from the time we first contact a prospective customer before receiving an initial order. These long sales cycles make it difficult to predict when and to what extent discussions with potential customers will materialize into sales and could cause our revenue and operating results to fluctuate widely from period to period. In addition, our allocation of significant resources to potential sales opportunities that do not materialize into sales could have a material adverse affect on our business, results of operations and financial condition.

The loss or ineffectiveness of our original equipment manufacturers may have a material adverse effect on our operations and financial results.

Our sales and marketing strategy is to develop and maintain strategic relationships with leading original equipment manufacturers (OEMs), installers and integrators in the computer industry, which sell our Connectivity Products under their own private labels or integrate our products into their systems. These OEMs are not within our control, are not obligated to purchase our products, and may represent other lines of products. A reduction in their sales efforts or discontinuance of sales of our products by our OEMs could lead to reduced sales and could materially adversely affect our operating results. Use of OEMs also entails the risk that they will build up inventories in anticipation of a growth in sales. If such growth does not occur as anticipated, such OEMs may substantially decrease the amount of products ordered in subsequent quarters, discontinue product orders or even attempt to return unsold products (although our standard agreements do not allow return of products). In 2003, one OEM, which was our major customer, was responsible for the vast majority of our sales of Ethernet/Fast Ethernet products (see footnote 12 to the consolidated financial statements). The termination or loss of this OEM, or of several OEMs at approximately the same time, might have a material adverse effect.

We depend on our distributors.

The distribution industry has been characterized by rapid change. While alternative distribution channels have emerged, an increasing number of companies are competing for access to these distribution channels. In addition, consolidations and financial difficulties of distributors occur in the distribution industry. Many of the same risks which apply to the use of OEMs also apply to distributors namely, the fact that they are not under our control, are not obligated to purchase our products, may represent other lines of products and may build up inventories in anticipation of a growth in sales only to substantially decrease the amount of products ordered in subsequent quarters, discontinue product orders or even attempt to return unsold products if such growth does not occur as anticipated. The loss or ineffectiveness of any of our major distributors could have a material adverse effect on our operating results. Although we believe that no termination of a single distributor is likely to have a material adverse effect on us, the termination or loss of several distributors at approximately the same time might have a temporary material adverse effect on us.

The markets for our products change rapidly and demand for new products is difficult to predict.

The markets for our products are characterized by rapidly changing technology, short product-life cycles and evolving industry standards. For example, innovations in the modem and Ethernet industries have enabled PC manufacturers to incorporate modems and Ethernet cards in their original products. Such innovations have eliminated much of the need for our legacy products and have caused the market for these products to decline significantly. As such, our Modem PC Cards have been completely phased out and we believe that our Ethernet/Fast Ethernet PC Cards will also be phased out completely over time. We intend to continue making substantial investments in product and technology development. Although we have already recorded purchase orders for our new lines of products, Multi Port Gigabit-Ethernet Server Adapters and TOE/iSCSI Network adapters, there can be no assurance that we will continue to be successful in selecting, developing, manufacturing and marketing enhanced and new products in a timely manner.

We may experience difficulty in developing new, commercially successful products at acceptable release times.

Since we commenced operations, we have conducted extensive research, development and engineering activities. Our efforts emphasize the development of new products, cost reduction of current products, and the enhancement of existing products, generally in response to rapidly changing customer preferences, technologies and industry standards. Although we already recorded purchase orders for our new lines of products, Multi Port Gigabit-Ethernet Server Adapters and TOE/iSCSI Network adapters, we cannot guarantee that these products will be widely accepted by the marketplace or that any of our development efforts will result in commercially successful products, that such products will be released in a timely manner or that we will be able to respond effectively to technological changes or new product announcements by others.

Loss of our sources for certain key components could harm our operations.

Although we generally use standard parts and components for our products, certain key components used in our products are currently available from only one source, and others are available from a limited number of sources. We believe that we maintain a sufficient inventory of these components to protect against delays in deliveries. However, we cannot guarantee that we will not experience delays in the supply of critical components in the future or that we will have a sufficient inventory of critical components at such time to produce products at full capacity. In the event that we are not able to purchase key components of our products from our limited sources, we may need to redesign certain products. We cannot guarantee that we will have adequate resources for such a redesign or that such a redesign will be successful. Such inability to obtain alternative resources or to successfully redesign our products could have a material adverse effect on our business, results of operations and financial condition.

The market for our products is highly competitive and some of our competitors may be better positioned than we are.

The data communications industry is highly competitive. We face competition from numerous companies, most of which are more established, benefit from greater market recognition (especially in the United States) and have greater financial, production and marketing resources than we do. For example, in the evolving server/storage networking industry for which we have developed our multi-port Gigabit-Ethernet Server/Storage Networking cards, our main competitors are Intel and 3Com Corporation, in the TCP/IP Offload Engine, or TOE, industry our main competitors are Alacritec, Inc. and Adaptec, Inc. and in the iSCSI industry our main competitors are Emulex, Inc., Qlogic, Inc., and JNI, Inc. We cannot guarantee that our present or contemplated products will continue to be distinguishable from those of our competitors or that the marketplace will find our products preferable to those of our competitors. Furthermore, there can be no assurance that competitive pressures will not result in price reductions that could materially adversely affect our business and financial condition and the results of our operations.

Our success depends on the protection of our intellectual property rights.

Our success and ability to compete depend to a significant degree on our proprietary technology. The measures we have taken to protect our proprietary technology afford only limited protection, and, accordingly, there can be no assurance that such steps will be adequate to prevent misappropriation of our technology or the independent development of similar technologies by others. Despite our efforts, unauthorized parties may attempt to copy aspects of our products and develop similar hardware or software or to obtain and use information that we regard as proprietary.

We may not be able to prevent others from claiming that we have infringed their proprietary rights.

We cannot guarantee that one or more parties will not assert infringement claims against us. The cost of responding to claims could be significant, regardless of whether the claims have merit. Significant and protracted litigation may be necessary to determine the scope of the proprietary rights of others or to defend against claims of infringement, regardless of whether the claims have merit. Although we believe that all our products use only our intellectual property, or intellectual property which is properly licensed to us, in the event that any infringement claim is brought against us and infringement is proven, we could be required to discontinue the use of the relevant technology, to cease the manufacture, use and sale of infringing products, to incur significant litigation damages, costs and expenses, to develop non-infringing technology or to obtain licenses to the alleged infringing technology and to pay royalties to use such licenses. There can be no assurance that we would be able to develop any such alternative technologies or obtain any such licenses on terms commercially acceptable to us. Although in the past we have resolved a claim of infringement through a license agreement, the terms of which did not have a material effect on our business, any infringement claim or other litigation against us could seriously harm our business, operating results and financial condition. While there are no lawsuits or other claims currently pending against us regarding the infringement of patents or intellectual property rights of others, we have been a party to such claims in the past and may be party to such claims in the future.

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

Substantially all of our international sales are denominated in U.S. dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions, and changes in tariffs and freight rates. We believe that the rate of inflation in Israel and exchange rate fluctuations between the New Israeli Shekel (NIS) and the U.S. dollar have had a minor effect on our business to date. However, our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar, if the timing of such devaluation lags behind inflation in Israel or if the dollar is devaluated against the NIS. See “Item 5. Operating and Financial Review and Prospects - Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets.”

If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences.

We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. If we were to be a PFIC, and a U.S. Holder does not make an election to treat us as a “qualified electing fund,” or QEF, or a “mark to market” election, “excess distributions” to a U.S. Holder, and any gain recognized by a U.S. Holder on a disposition or our ordinary shares, would be taxed in an unfavorable way. Among other consequences, our dividends, to the extent that they constituted excess distributions, would be taxed at the regular rates applicable to ordinary income, rather than the 15% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation, and certain “interest” charges may apply. In addition, gains on the sale of our shares would be treated in the same way as excess distributions. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory provisions, it is unclear whether we would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset our passive income in the calculation of gross income. In light of the uncertainties described above, no assurance can be given that we will not be a PFIC in any year. If we determine that we have become a PFIC, we will then notify our U.S. Holders and provide them with the information necessary to comply with the QEF rules. A U.S. Holder who makes a QEF election is taxed currently on such holder’s proportionate share of our earnings. If the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, however, it might be too late for a U.S. Holder to make a timely QEF election, unless the U.S. Holder qualifies under the applicable Treasury regulations to make a retroactive (late) election. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to exceptions for U.S. Holders who made a timely QEF or mark-to-market election, or certain other elections.

The trading volume of our shares has been low in the past and may be low in the future, resulting in lower than expected market prices for our shares.

Our shares have been traded at low volumes in the past and may be traded at low volumes in the future for reasons related or unrelated to our performance. This low trading volume may result in lower than expected market prices for our ordinary shares and our shareholders may not be able to resell their shares for more than they paid for them.

Israeli courts might not enforce judgments rendered outside of Israel.

We are incorporated in Israel. Most of our executive officers and all of our directors are non-residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any such persons. It may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel. However, subject to certain time limitations, Israeli courts may enforce United States final executory judgments for liquidated amounts in civil matters obtained after due trial before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) which enforces similar Israeli judgments, provided that the requisite procedural and legal requirements are adhered to. If a foreign judgment is enforced by an Israeli court, it generally will be payable in New Israeli Shekels, which can then be converted into foreign currency at the rate of exchange of such foreign currency on the date of payment. Pending collection, the amount of the judgment of an Israeli court stated in New Israeli Shekels (without any linkage to a foreign currency) ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate prevailing at such time. Judgment creditors bear the risk of unfavorable exchange rates.

The political environment and hostilities in Israel could harm our business.

Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and the Arab countries in the region. This state of hostility has varied in degree and intensity over time. There has been a significant increase in violence since September 2000 which has continued with varying levels of severity into 2004, and negotiations between Israel and Palestinian representatives has ceased. Since late September 2000, there has been a significant increase in hostilities and unrest as between Israel, the Palestinian Authority and certain terrorist groups operating within the Palestinian Authority. While this development has not had a material impact on our business, we cannot guarantee that it will not have such an effect in the future. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, many of our facilities are located in Israel. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

Many of our employees in Israel are required to perform military reserve duty.

All non-exempt male adult permanent residents of Israel under the age of 40 are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. In recent years, there have been significant call-ups of military reservists, and it is possible that there will be additional call-ups in the future. While we have operated effectively despite these conditions in the past, we cannot assess what impact these conditions may have in the future, particularly if emergency circumstances arise. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

We are affected by volatility in the securities markets.

Due to the recent downturn in the world economy, the securities markets in general have recently experienced volatility which has particularly affected the securities of many high-technology companies and particularly those in the fields of communications, software and Internet, including companies that have a significant presence in Israel. This volatility has often been unrelated to the operating performance of these companies and may cause difficulties in raising additional financing required to effectively operate and grow their businesses. Such difficulties and the volatility of the securities markets in general may affect our financial results.

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

We are affected by worldwide downturns in industries based on technology.

The volatility in the securities markets discussed above and its effect on high-technology companies may have a ripple effect on our performance. Cable companies and internet providers were severely affected by the recent downturn in internet related technologies, and some were forced to cease operations. We felt the effects of this downturn in 2001 through 2003. We can give no assurance that our results will not be affected on a going forward basis by any future downturns.

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

We are engaged in the design, manufacture, marketing and support of connectivity solutions for a broad range of computer users. Our first products were integrated circuits for information technology, or IT, manufacturers. In the early 1990s, we began focusing our strategy on designing, manufacturing, marketing and supporting a range of connectivity solutions for mobile and remote personal computer, or PC, users. Our traditional line of products serves as a communication gateway to enable portable computers to access information and resources found on Local Area Networks (“LANs”) and Wide Area Networks (“WANs”).

Responding to changes in the market for connectivity products, we leveraged our expertise in developing connectivity solutions for portable and desktop computer users and introduced a range of connectivity solutions which facilitate connection between PCs and broadband internet modems in the years 2000 and 2001. In 2002 we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end multi-port server/storage networking cards, which we expect to be the principal engine of our sales growth in the coming years. In November and December of 2003 we secured our first design wins for these new products. Since that time we have started to receive orders for our server/storage products and have been able to secure additional design wins. In April 2004, we announced our new TOE/iSCSI Storage/Server Network Adapters.

Business Overview

Our business model is based on the exploitation of our core intellectual property relating to connectivity solutions and networking. On one side of the spectrum, at the conception or “pure thought” stage, we offer production files in which we develop the required product and deliver full documentation needed to produce the product. In the middle of the spectrum, we design modules which are subassemblies containing our intellectual property for integration into products of other companies. At the far end of the IP spectrum, we produce completed products which fulfill the time-to-market needs of our clients.

We are currently active in the following markets, each of which is described in greater detail below:

•	High-end Server/Storage networking cards: this is the newest area in which we are leveraging our expertise in networking and operating systems.

•	Connectivity solutions for portable PCs: this is our traditional area of expertise, in which demand for our products has significantly declined and in which we expect to fully phase out over time.

•	Broadband Internet access: this is the area in which we leveraged our core technology and connectivity solutions know-how in 2000 and 2001. Our operations in this industry are declining as well.

High end Server/Storage Networking Cards

In an effort to leverage our strengths, in late 2001 we began exploring a new direction which we feel will be our primary growth driver in the future: high-end server/storage networking cards. Our core expertise has always been our broad range of Ethernet and connectivity products, which provided personal computer users with solutions to their connectivity problems. In late 2002 we decided to employ our core know-how in the realm of server-based systems. Doing so takes advantage of our competitive edge by using the expertise we have developed in connectivity solutions for personal computers in industries which require broader connectivity solutions with very high-performance environments. These industries include data storage, video on demand, internet content delivery, high-performance computing, web servers, security appliances, etc. Our decision to move into the server-based systems area also capitalizes on our previous experience with the storage market. In order to increase our sales efforts and to improve our access to the relevant markets, we opened two new sales offices in the U.S., one in the Boston area and the other in California, both targeted to sell networking cards to the server-based industries.

We believe that the high-end storage/server networking cards will be the key driver of our growth in the coming years. A distinct advantage of these products is that the demand in the Server/Storage industry has been almost continuously growing. Server-based systems and data storage are industries that continue to require innovative solutions which must become faster each time they are implemented. However, it is taking us time to build our customer base as a result of the fact that the sales cycles for products in this industry are long. Once we begin to build this base, though, each success we have may represent an opportunity for sustained, long-term revenues.

We have developed a line of products for the evolving server networking industry which facilitates interaction between servers, allowing them to communicate with each other. It would be difficult to design such high-end products without a high level of cross-disciplinary knowledge. The products we have developed use our Ethernet and operating systems expertise. The first products in this line are eight multi-port Gigabit-Ethernet Server/Storage Networking cards. These are powerful products that allow server-based systems to fully exploit the high-speed potential of Gigabit Ethernet. The products have either two, four or six ports, which plug into the servers between which interaction is facilitated. We subsequently developed some of these same products with a bypass feature. Intended for mission-critical environments, the Silicom Gigabit Ethernet Bypass Adapters feature innovative bypass circuitry to maintain continuity of network connectivity in the event of a gateway failure. Upon the occurrence of a gateway failure, the adapter’s bypass mechanism automatically reroutes traffic to bypass faulty components, enabling customers to have reliable and always available network accessibility. As with all of Silicom’s Multiport Gigabit Ethernet Adapters, the Bypass Adapters also improve server throughput and performance during normal operations by reducing network congestion, simplifying network management, and minimizing CPU utilization. The addition of the innovative bypass capability makes Silicom Gigabit Ethernet Bypass Adapters an appropriate connectivity solution for security appliances, as well as for appliances targeted at other high-potential, growing markets such as network monitoring, load balancing, network event management, network optimization, LAN policy enforcement, intrusion detection, virus protection, e-mail content filtering, and more. Our main competitors in this area, Intel and 3Com Corporation, have developed cards which do not cover the full scope of features that our products do. For instance, Intel’s and 3COM’s products do not offer six ports, quad optical, or a bypass feature. We believe that our expanded feature set coupled with the fact that our products are based on two different industry leader chip sets, which makes them more compatible with our potential customers’ needs, gives us a competitive edge. To the best of our knowledge we are currently the only company offering such a product with six ports and offering 3 types of bypass cards (Dual port copper, quad port copper and Dual port optical). Although the situation may change in the future, we believe that our competition in the bypass card market is less significant than in the non bypass card market.

The following is a brief description of our new networking products:

The products are divided into two groups: six products are based on Broadcom’s chipset and six products are based on Intel’s chipset.

Products based on Broadcom’s chipset are: PXG6, PXG4, PXG2, PXG2F, PXG2BP, PXG4BP. The number in each product name represents the number of Gigabit-Ethernet ports that the product has. The F (in the fourth product) represents a Fiber-optic Ethernet interface, rather than a copper Ethernet interface as in the other products. Products based on the Intel chipset carry the same name with an addition of “I” at the end to indicate the Intel chipset. We have: PXG6i, PXG4i, PXG2i, PXG2Fi, PXG4Fi and PXG2BPFi. Except for the difference in the type of chipset, number of ports and type of Ethernet interface, all of the following other principal applications and key features of these products are similar:

Principal Applications, all of which demand high performance multi port connectivity:

•	Network-attached storage (NAS)
•	Video on Demand servers
•	Content Delivery servers
•	Internet Service Providers / Web Hosting
•	Firewalls, Gateways & Routers
•	Network segmentation for network security purposes.

Key Features which enable high performance Gigabit speed multi port cards:

•	Six, four or two independent copper, or, four or two independent fiber, Gigabit Ethernet channels with support for Gigabit Ethernet (1000Base-T), Fast Ethernet (100Base-Tx), and Ethernet (10Base-T)
•	Auto-negotiation automatic sensing and switching between 1000Mbps full duplex or 100 / 10 Mbps operations Simplex or Full Duplex
•	Host Interface standard support:
• PCI v2.2 32/64 bit, 33/66Mhz
• PCI-X v1.0 32/64-bit, 66/100/133MHz
•	Individual MAC address for each port (support multiple domain/IP networks)
•	Ultra deep, 64 KB packet buffer per channel, which lowers CPU utilization and avoids PCI-X congestion
•	Dual high speed RISC processor per channel for advanced packet classification
•	TCP/UDP/IP checksum offloads to shift checksum processing from the host CPU to the NIC for improved system response and longer CPU life
•	TCP segmentation offloads to reduce host CPU load for improved system performance.
•	Server class reliability, availability and performance features.
•	Link Aggregation and Load Balancing:
• Switch dependent: 802.3ad (LACP), Generic Trunking (GEC / FEC)
• Switch and NIC Independent.
• Failover
•	Priority queuing - 802.1p layer 2 priority encoding.
•	Virtual LANs -802.1q VLAN tagging.
•	Jumbo Frame (9KB) to speed data transfer rates and further improve the throughput.
•	PCI Hot-Plug for replacement and removal of server NIC to a PCI Hot Plug compatible server without powering down the system
•	802.x flow control.
•	Boot ROM, embedded or optional, which can be used for Boot ROM applications.
•	Bypass capabilities for bypass cards.

In April, 2004, we announced the release of our next generation of products, which is based on a TOE (TCP/IP Offload Engine) solution. Multi port Gigabit-Ethernet cards can work at very high speeds, but in some cases, they bring the CPU utilization of the host-server to almost 100%. Our high-performance TOE (TCP/IP Offload Engine)/iSCSI server adapters are designed to accelerate server performance through the elimination of server-CPU bottlenecks by independently handling many computation-intensive tasks, which releases the CPU of the host-server and allows it to deal with its original missions. In addition, by providing iSCSI functionality, our products facilitate implementation of the low-cost iSCSI storage protocol without loading the server. We have received evaluation purchase orders for our Dual Port PCI-X TOE/iSCSI Server Adapter, the first product of the new line.

Traditional Connectivity Solutions for Portable PCs.

Since the early 1990s, there has been a steady growth in sales of portable computers.This growth has been driven by technological advances, which have resulted in the continued introduction to the market place of more compact, more powerful, lighter and easier to use portable computers. These advances have made portable computers a solution for an increasingly mobile workforce, such as traveling executives, consultants, salespeople, telecommuters and people who take their work home with them. In addition, as portable computers have become more powerful, an increasing number of portable computers are now utilized as primary PCs in and out of the office, and are used instead of (and not in addition to) traditional desktop PCs. The growth in the use of portable computers has corresponded with an increased dependence on network-based communication systems, resulting from the need to effectively and efficiently use resources and communicate information in today’s competitive business environment. In the field of portable computers, our core strength has been our broad range of single and multi-function connectivity products that incorporate various Silicom and third party technologies to provide portable computer users with a comprehensive solution to their connectivity problems. Our products enable connection of portable computers to (i) any LAN networking standard, whether Ethernet, Fast Ethernet, Token Ring or ARCnet, (ii) all commonly used cable types, whether Coaxial, Twisted Pair or AUI, (iii) all forms of interfaces, whether parallel port, USB, PCMCIA or CardBus, and (iv) commonly used serial ports, whether RS-232 or USB. Our connectivity products incorporate pre-configured software drivers that support a broad range of network operating systems and communication protocols. In addition, our expertise in the technologies relating to such products enabled us to provide customized solutions to various customers, and consequently, secure accounts with such customers.

While all the above is still true, the trend in the data communications industry has been to incorporate modems as built-in elements of portable PCs, and to incorporate Ethernet and Fast Ethernet as built-in elements of portable PCs. Both these trends have obviated much of the need for our Modem and Ethernet/Fast Ethernet PC Card products. Our Modem PC Cards have therefore been completely phased out and we believe that Ethernet/Fast Ethernet PC Cards will also be phased out completely over time. Nevertheless, one of our major OEM customers integrates our customized Ethernet and Fast Ethernet PC Cards in its systems. As such, the impact of the above-mentioned trend is not relevant to the same extent for this customer. Sales of Ethernet and fast Ethernet PC Cards to this customer in the years 2003, 2002 and 2001 were $1,531,000, $899,000 and $1,387,000 respectively. However, we believe that sales of PC Cards to this customer will decline and possibly cease altogether in the future. See “Item 5 – Operating and Financial Review and Prospects – Trend Information”.

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

Our solutions to this challenge, which we dubbed “the Last 10 Feet”, were our Universal Serial Bus-based external Ethernet product (the “U2E”), as well as our USB Ethernet self-install adapter (the “U2ES”), a product which incorporated our self-install technology. The U2ES was intended to connect broadband modems to PCs through the PC’s USB port, while performing automatic installation and configuration steps.

While initially most broadband modems used Ethernet technology for connection to PCs, broadband manufacturers moved towards adding USB ports to their modems, hence enabling USB to USB connection between the modem and the PC. Although this solution eliminates the need for Ethernet connectivity, the USB modem must still be installed into the PC with an installation CD or diskette. The goal of our self-install technology was to enable broadband manufacturers to offer self-install solutions, either inside the modem or externally, that would perform all installation and configuration steps automatically, with no user intervention. Our self-install technology, called IPlug™, removed the need for human intervention in the installation process, whether by users or by technical support staff of broadband Internet service providers. IPlug™ completely automated the installation process.

Due to the general downturn worldwide in late 2000 and 2001 in industries based on technology, the business transactions we proposed to enter into in the broadband area moved very slowly, and the uncertainty in the market made doing business more complicated. In addition, the technology and products we developed in the broadband field, including the IPlug™ technology, lost their competitive edge because of similar products which became commodities in 2002. For instance, regular peripherals, which did not require self-install technology became a commodity, to the disadvantage of peripherals which included our self-install technology. As such, we have decided not to invest more of our resources in the further development of this area.

Principal Markets

The principal markets in which we compete are set forth more particularly in, and are incorporated by reference to footnote 12(A) to Item 18 of this annual report (the Financial Statements). In 2001, 2002 and 2003, approximately 37%, 21% and 9%, respectively, of our sales were in Europe, 45% 65% and 86%, respectively, were in the United States and Canada, and 18% 14% and 5%, respectively, were in other countries. Our main business is not seasonal, and we believe that there are sufficient sources and raw materials available to sustain it.

Sales and Marketing

Over the last few years, our sales and marketing has been carried out through a network of strategic relationships with leading original equipment manufacturers, installers and integrators in the computer industry which sell our connectivity products under their own private labels or incorporate our integrated circuits or modules into their products. They are referred to in this report as OEMs, or OEM customers. Our strategy of carrying out strategic relationships with OEM customers has not changed. We believe that these relationships enable us to take advantage of the superior financial resources and market presence of these companies to increase our sales and establish, maintain and strengthen our position and reputation in the market for connectivity products. We will continue to market complete product solutions, but believe that these complete product solutions will become less important as we move towards the server/storage networking markets. In addition, we believe that relationships with OEMs improve access to new technologies developed by such OEMs, thereby shortening the time-to-market of our products and technology and ensuring smooth integration of our products and technology with those of the OEMs. In furtherance of this strategy, we have entered into additional strategic arrangements with additional OEMs. These companies incorporate our connectivity products and/or technology under their own private labels or integrate our products/technology into their systems or as part of their systems. Revenues from sales of our connectivity products (including integrated circuits) to OEM customers in 2003 constituted approximately 74% of our revenues. We expect the percentage of our revenues that is derived from sales of connectivity products to OEM customers to increase as we continue to focus our efforts on our server/storage products, which are sold to OEMs as well. As such, the loss of some of our OEM customers may have a material adverse effect on our operations and financial results and we cannot assure you that we will be able to enter into strategic relationships with OEMs in the future. Our other non OEM products are marketed directly, through our U.S.-based subsidiary and through a worldwide network of independent distributors. Normal payment terms of our distributors are up to 60 days net. Substantially all of our international sales are denominated in U.S. dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions, and changes in tariffs and freight rates. We have experienced no material difficulties to date as a result of these factors.

Our arrangements with OEMs, distributors and resellers are generally non-exclusive. We have generally experienced good relations with our OEM customers and distributors and are not aware of any pending terminations other than with respect to products that newer technologies have eliminated the need for.

Our OEMs, distributors and resellers are not within our control. They are not obligated to purchase products from us and may represent other lines of products. A reduction in sales effort or discontinuance of sales of our products by our OEMs, distributors and resellers could lead to reduced sales and could materially adversely affect our operating results. Use of distributors and OEMs also entails the risk that distributors or OEMs will build up inventories in anticipation of a growth in sales. If such growth does not occur as anticipated, these distributors or OEMs may substantially decrease the amount of products ordered in subsequent quarters, discontinue product orders or even attempt to return unsold products. The distribution industry has been characterized by rapid change, including consolidations and financial difficulties of distributors and the emergence of alternative distribution channels. In addition, an increasing number of companies are competing for access to these channels. The loss or ineffectiveness of our major distributors or OEMs could have a material adverse effect on our operating results. We believe that no termination of a single distributor is likely to have a material adverse effect on us. However, the termination or loss of several distributors at approximately the same time might have a temporary material adverse effect on us.

Research and Product Development

Since we commenced operations, we have conducted extensive research, development and engineering activities. Our efforts emphasized the development of new products, cost reduction of current products, and the enhancement of existing products, generally in response to rapidly changing customer preferences, technologies and industry standards. We currently are capitalizing on our technology base and our experience in order to develop server/storage networking cards to be used by manufacturers of server-based systems. During 2003 we fully matured our multi port line of products and further invested in the development of our TOE/iSCSI cards (announced in April 2004) and our By–pass solution.

We cannot assure you that any of our development efforts will result in commercially successful products, that such products will be released in a timely manner or that we will be able to respond effectively to technological changes or new product announcements by others.

The markets for our products are characterized by rapidly changing technology, short product-life cycles and evolving industry standards. We believe that success will depend upon our ability to successfully market new networking and connectivity concepts, and to a lesser extent, upon our ability to enhance our existing products, and to continue to introduce new products on a timely basis. Accordingly, we intend to make substantial investments in technology development. Notwithstanding these efforts, we cannot assure you that we will be successful in selecting, developing, manufacturing and marketing our technology or our enhanced and new products in a timely manner.

Manufacturing and Suppliers

Our manufacturing operations for hardware components consist primarily of producing finished goods from components and sub-assemblies purchased from third parties. In addition, we perform testing and quality assurance procedures with respect to the components and sub-assemblies which are incorporated into our final products and the final products themselves.

We seek to monitor quality with respect to each stage of the production process including, but not limited to, the selection of component suppliers, warehouse procedures and final testing, packaging and shipping. We have been certified as complying with “ISO 9002”, which is a quality control standard used in our industry. We believe that our quality assurance procedures have been instrumental in achieving a high degree of reliability for our products. We intend to continue to maintain and improve the efficiency of such procedures.
Although we generally use standard parts and components for our products, certain key components used in our products are currently available from only one source, and others are available from a limited number of sources. Components currently available from one source include a proprietary LAN (Fast Ethernet and Ethernet) chipset and other components, including other semiconductor devices, transformers and plastic and metal product housings. We believe that we maintain a sufficient inventory of these components to protect against delays in deliveries. There can be no assurance that we will not experience delays in the supply of critical components in the future or that we will have a sufficient inventory of critical components at such time to produce products at full capacity. If we do experience such delays and there is an insufficient inventory of critical components at that time, our operations and financial results would be adversely affected.

We are generally required to fill orders for our products within a few weeks after receipt of a firm purchase order. Consequently, backlog is maintained at low levels.

Competition

The data communications industry is highly competitive. We face competition from numerous companies, most of which are more established, benefit from greater market recognition (especially in the United States) and have greater financial, production and marketing resources than we do. We cannot guarantee that our present or contemplated products will continue to be distinguishable from those of our competitors or that the marketplace will find our products preferable to those of our competitors. Furthermore, there can be no assurance that competitive pressures will not result in price reductions that could materially adversely affect our business and financial condition and the results of our operations.

With respect to our legacy products for portable computers, while the demand for such products is declining, we still face competition from a variety of companies which may expedite the rate of decline in demand for such legacy products. In the broadband internet access industry, we face major competition from numerous Taiwan-based companies, causing the demand for our products in this industry to be less than previously expected. In the evolving server/storage networking industry for which we have developed our multi-port Gigabit-Ethernet Server/Storage Networking cards, our main competitors are Intel and 3Com Corporation. In the TOE industry our main competitors are Alacritec, Inc and Adaptec Inc., and in the iSCSI industry our major competitors are Emulex Inc., Qlogic Inc., and JNI Inc. In the bypass cards industry, our competition is not as significant. To the best of our knowledge, our only significant competitor there is Interface Masters. There also may exist other local solutions which may compete with our products, proposing solutions which are not an embedded card but rather an external box.

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

In April 2002 we reached an agreement with a company that claimed that certain of our connectivity products infringe its patents. We agreed to pay the amount of $150,000 to this company in exchange for the right to a license for our past and future products which use this alleged infringing technology. In reaching agreement we avoided incurring additional costs and expenses. See Note 7 to the consolidated financial statements.

Governmental Regulation Affecting the Company

We are affected by the terms of research and development grants we have received from the Office of the Chief Scientist of Israel (“OCS”). Under the terms of Israeli Government participation, a royalty of 2% or up to 5% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% or 150% of the grant is repaid. For projects approved after January 1, 1999, the amount of royalties payable is up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR. The terms of Israeli Government participation also instruct that the manufacturing of products developed with government grants may take place only in Israel and that the transfer to third parties of technologies developed through such projects is subject to approval of the OCS.

In addition, we receive certain tax benefits and reduced tax rates from the Israeli government due to our being granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments-1959, as amended. See “Item 10. Additional Information – Taxation.” The entitlement to these benefits is conditional upon our fulfillment of the conditions stipulated by the law, regulations promulgated thereunder and the instruments of approval for the specific investments. In the event of failure to comply with these conditions, the benefits could be canceled and we would be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences and interest.

Organizational Structure

We are a member of the “Rad Group” of companies, which is an affiliated group of high-technology companies in Israel. We have one wholly-owned subsidiary which is incorporated in the United States under the name Silicom Connectivity Solutions, Inc.  Two of our founders, Messrs. Yehuda and Zohar Zisapel, are also founders, directors and principal shareholders of several other corporations within the Rad Group. See Item 7. “Major Shareholders and Related Party Transactions.”

Property, Plants and Equipment

We do not own any real property, but we lease property at three locations. Our executive offices and research and development facilities are located in Kfar Sava, Israel. The original term of our lease with respect to such space, expired on October 31, 1998, and was renewable for additional one-year periods through October 31, 2002. Since that time we have nonetheless continued to renew our lease for additional one year periods, most recently through October 31, 2004. The lease was originally for approximately 945 square meters and was reduced to 600 square meters in January 2003.  We currently pay a monthly rent of $5,000.

We conduct our manufacturing from a facility of approximately 610 square meters in Yokneam, Israel. The monthly rent payments for this facility are $5,010. The lease is for a 4-year period, and will expire on August 15, 2004, with an option to renew the lease for an additional period of one year. We intend to exercise the renewal option for our manufacturing facility.

From March 1997 through January 2004 we leased space in Mahwah, New Jersey from an affiliate. In 2003, the base monthly rent payments were $924, plus an additional $410 per month for maintenance and utilities. Commencing in February 2004, we began to sub-lease space in Paramus, New Jersey, from an affiliate. Currently, the base monthly rent payments are $405, plus an additional $50 per month for maintenance and utilities. See “Item 7 – Major Shareholders and Related Party Transactions.”

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

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

Silicom was incorporated in Israel and commenced operations in 1987. We have traditionally been engaged in the design, manufacture, marketing and support of connectivity solutions for mobile and remote personal computer users. In the years 2000 and 2001, we leveraged the IP developed in this area for use in the broadband internet access market. In late 2002 we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end server/storage networking cards. We made initial sales of these products to a number of customers during 2003. We primarily sell our products through Original Equipment Manufacturers and, to a lesser extent, through independent distributors (on a non exclusive basis). In the United States, we market our products through our wholly-owned United States subsidiary, Silicom Connectivity Solutions, Inc.

Critical Accounting Policies

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

We carefully examine our obsolete or slow-inventory situation and establish all allowances for obsolete or slow-moving inventory to record at the lower of cost or market. The examination of obsolete or slow moving inventory includes our estimates of the likelihood of using or selling each of the material inventory parts.

•

Allowance for doubtful accounts - Trade receivables are recorded less the related allowance for doubtful accounts receivable. We consider accounts receivable to be doubtful when it is probable that we will be unable to collect all amounts, taking into account current information and events regarding our customers’ ability to repay their obligations. The balance sheet allowance for doubtful debts is determined as a specific amount for those accounts the collection of which is uncertain. We perform our estimates regarding potential doubtful debts based on payment history and correspondence with our customers, and based on new information we receive about customers’ financial situation. As of March 31, 2004, the allowance for doubtful debts was $20,000.

•

Deferred Taxes - We account for income taxes under SFAS 109 “Accounting for Income taxes”. Under SFAS 109, deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. Deferred tax assets for future tax benefits from realization are included when their realization is more likely than not. Valuation allowances are established when necessary to reduce deferred taxes assets to the amount expected to be realized. Deferred taxes were not recorded in respect of the following matters:

1.

Carry forward tax losses - As of December 31, 2003, we had carry forward tax losses in Israel of approximately $4,231,000 and our Subsidiary had federal carry forward tax losses of approximately $544,000 to be realized until 2018 to 2023 and New Jersey state carry forward tax losses of approximately $452,000 to be realized until 2010 to 2011. There is no assurance that these carry forwards will be realized.

	2.	Taxes, which may apply upon the realization of investments in consolidated subsidiaries and affiliated companies - currently there is no intention to realize such investments.

Recently Enacted Accounting Pronouncements

FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities

On April 30, 2003, the FASB issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133. We believe that the adoption of SFAS 149 does not have a significant impact on our consolidated financial statements.

FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.

On May 15, 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. We believe that the adoption of SFAS 150 does not have a significant impact on our consolidated financial statements.

Financial Accounting Standard Board issued Interpretation No. 46, Consolidation of Variable Interest Entities.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements (“ARB 51”), to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. ARB 51 requires that an enterprise’s consolidated financial statements include subsidiaries in which the enterprise has a controlling financial interest. That requirement usually has been applied to subsidiaries in which an enterprise has a majority voting interest. The voting interest approach is not effective in identifying controlling financial interests in entities that are not controllable through voting interests or in which the equity investors do not bear the residual economic risk. FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether it is its primary beneficiary and therefore is required to consolidate that entity. FIN 46 also addresses the initial valuation of the assets and liabilities to be consolidated, the treatment of any gain or loss resulting from the initial measurement and disclosure requirements for the primary beneficiary. All entities with variable interest in variable interest entities created after January 31, 2003 shall apply the provisions of FIN 46 immediately. Public entities with a variable interest in a variable interest entity created before February 1, 2003 shall apply the provisions of this interpretation no later than the first interim or annual reporting period beginning after December 15, 2003. On December 24, 2003, FASB issued an Interpretation which made certain amendments to FIN 46 (FIN 46R). The revision clarifies the definition of a business by providing a scope exemption that eliminates the overly-broad definition in the original release that potentially could have classified any business as a variable interest entity. The revision also delays the effective date of the interpretation from the first reporting period following December 15, 2003 to the first reporting period ending March 15, 2004.

We are currently evaluating the impact that FIN 46R may have on our consolidated financial statements.

Operating Results

The following table sets forth, for the periods indicated, the relationship (in percentages) of items from our Consolidated Statement of Operations Data to our total sales:

Year Ended December 31,

	2003	2002	2001

Sales	100%	100.0%	100.0%

Cost of sales	58.0	76.7	80.2

Gross profit	42.0	23.3	19.8

R&D costs, gross	44.0	55.9	29.4

(Less) government royalty bearing participation	(4.0)	0.5	(10.3)

R&D costs, net	40.0	56.4	19.1

Selling, marketing, general and administrative expenses	43.1	63.6	38.4

Operating Loss	(41.1)	(96.7)	(37.7)

Financial income, net	0.7	5.5	5.6

Loss before taxes on income	(40.4)	(91.2)	(32.1)

Taxes on income	0.0	0.0	0.7
Net Loss for the year	(40.4)	(91.2)	(32.8)

Sales in 2003 increased to $3,725,000 compared to $2,726,000 in 2002, mainly due to higher sales to our major OEM customer. About 57% of our sales in 2003 were to this OEM customer. About 62% of our sales in 2003 were attributed to our traditional connectivity solutions for portable computers products, while 14% were attributable to broadband internet access products, 6% were attributable to our new line of multi-port Gigabit Ethernet networking cards and 18% were attributable to other sales.

Sales in 2002 decreased to $2,726,000 compared to $4,530,000 in 2001, mainly due to the continuing global slowdown in the data communication markets and the continuing phasing out of Modem and Ethernet/Fast Ethernet PC Cards. About 53% of our sales in 2002 were attributed to our traditional connectivity solutions for portable computers products, while 35% were attributable to broadband internet access products and 12% were attributable to other sales.

Gross profit in 2003 was $1,565,000 compared to $635,000 in 2002. Gross profit as percentage of sales in 2003 was 42.0%, compared to 23.3% in 2002. The Gross profit percentage was higher in 2003 than in 2002 mainly due to sales of products with higher profit margins in 2003, and also due to the fact that as sales increase, the impact of fixed cost of sales on the gross profit is lower. There was no significant change in labor and materials costs in 2003.

Gross profit in 2002 was $635,000 compared to $895,000 in 2001. Gross profit as percentage of sales in 2002 was 23.3%, compared to 19.8% in 2001. The Gross profit percentage was higher in 2002 mainly due to an inventory charge of $923,000 in 2001, which was related to excess inventory.

Gross research and development expenses for 2003 increased by 8.1% to $1,647,000 compared to $1,523,000 during 2002, mainly due to the level of our investment in our new server/storage networking card product lines, in which we invested all of our research and development efforts. Because the markets for our products are characterized by rapidly changing technology, short product-life cycles and evolving industry standards, our success will depend upon our ability to select, develop, manufacture and market new and enhanced connectivity and networking products in a timely manner to meet changing market needs. We expect to continue to invest significant resources in new product development, enhancements to existing products, and the development of new networking and connectivity technologies.

Gross research and development expenses for 2002 increased by 14.3% to $1,523,000 compared to $1,333,000 during 2001, mainly due to research and development efforts in the development of our line of server/storage networking cards that were even more extensive than in previous years.

Selling and marketing expenses for 2003 decreased immaterially by 1.6% to $1,006,000, compared to $1,022,000 during 2002. While in 2003 we invested significant resources in selling and marketing our new line of multi port Gigabit Ethernet server adapters, we invested significantly less in our traditional product lines, hence there was no material change between 2003 and 2002.

Selling and marketing expenses for 2002 decreased by 8.2% to $1,022,000, compared to $1,113,000 during 2001, mainly due to lower commission payments as a result of lower sales.

Net loss for 2003 was $1,509,000 compared to a net loss of $2,485,000 in 2002, mainly due to our higher sales and higher gross profit in 2003.

Net loss for 2002 was $2,485,000 compared to a net loss of $1,486,000 in 2001. The main reason for the higher loss in 2002 was the decrease in sales.

Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

Since the institution by the Israeli government of an economic recovery program for the halting of high inflation rates in 1985, inflation, while continuing, has been significantly reduced and the rate of devaluation has been substantially diminished. Since the majority of our revenues are denominated and paid in U.S. dollars, we believe that inflation and fluctuations in the U.S. dollar exchange rate have no material effect on our revenue. Inflation in Israel and the Israeli currency as well as U.S. dollar exchange rate fluctuations, do however, have some effect on our expenses and, as a result, on our net income/loss. The cost of our Israeli operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar.

We do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions if management determines that it is necessary to offset such risks.

Liquidity and Capital Resources

At December 31, 2003, we had working capital of $3,675,000 and our current ratio (current assets to current liabilities) was 4.51. Since inception, our operations have been funded through capital contributions, research and development grants and cash flow from operations.Cash and cash equivalents as of December 31, 2003 increased by $950,000 to $1,811,000 compared with $861,000 as at December 31, 2002. Short-term investments fell by $3,032,000 and long-term investments rose by $549,000. The net decrease of $1,533,000 in these three balance sheet items in 2003 was caused mainly due to the net annual loss.

Short term trade receivables increased to $628,000 at December 31, 2003 from $504,000 in December 31, 2002, mainly due to the increase in sales in the fourth quarter of 2003, as compared to sales in the fourth quarter of 2002. Other receivables increased immaterially from $277,000 to $290,000.

Cash used in operating activities in 2003 amounted to $1,414,000 compared to cash used in operating activities in the amount of $956,000 in 2002. The increase in 2003, despite a lower loss, was mainly due to the fact that in 2002 we collected an old debt in the amount of $809,000 from Gilat Satellite Networks, causing the cash used in operating activities in 2002 to be much less than the net loss for that year.

Inventories increased immaterially from $1,221,000 at the end of 2002 to $1,225,000 at the end of 2003. Capital expenditures on property and equipment in 2003 increased by $85,000 compared with 2002, mainly due to the fact that our new product lines require more expensive development and testing tools.
We have cash and cash equivalents that we believe will enable us to continue operating for at least the next 12 months.

Other Assets: Our subsidiary, Silicom Connectivity Solutions, Inc., entered into a “Non-Exclusive Limited Patent License Agreement” in April 2002 as part of an agreement with a company that suggested that certain of our connectivity products infringe its patents. The agreement included a payment of a one-time license fee of $150,000 which represented a licensing fee for both past and future sales of certain connectors and PC cards under patents of the licensor. Our subsidiary has established a sixteen-year amortization period which is based on the expected life of this license. The subsidiary has estimated that the past sales period under the licensing agreement was six years and that the future sales period under the licensing agreement will be ten years; therefore, in 2002 the subsidiary recognized amortization expenses on the past six years of approximately $56,200, and $7,100 related to the amortization for 2002. The total amortization expense for 2002 was approximately $63,300. The total amortization expense for 2003 was approximately $10,000. The remainder of the license fee to be amortized as of December 31, 2003 was approximately $77,000. The amount of approximately $10,000 was due within one year and is presented in Other Receivables in the financial statements, while the amount of $67,000 was due within two years and more and is presented as Other Assets in the financial statements.

Trade payables decreased immaterially from $561,000 at the end of 2002 to $558,000 at the end of 2003. Other payables and accrued liabilities increased from $415,000 at the end of 2002 to $488,000 at the end of 2003.

Research and development, patents and licenses, etc.

Because the market for our products is characterized by rapidly changing technology, short product-life cycles and evolving industry standards, our success depends upon our ability to select, develop, manufacture and market new and enhanced products in a timely manner to meet changing market needs. As such, we invest significant resources in research and new product development, enhancements to existing products, and the development of new networking and connectivity technologies, and we expect to continue to do so.

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise create surplus yield for the Israeli economy. As indicated below, in each of the three fiscal years from 1999 to 2001, we received grants from the Office of the Chief Scientist (“OCS”) for the development of systems and products. We have received from the OCS approximately 40% of certain research and development expenditures for particular projects. Under the terms of Israeli Government participation, a royalty of 2% or up to 5% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% or 150% of the grant is repaid. For projects approved after January 1, 1999, the amount of royalties payable is up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR. The terms of Israeli Government participation also place restrictions on the location of the manufacturing of products developed with government grants, which, in general, must be performed in Israel, and on the transfer to third parties of technologies developed through projects in which the government participates. See “Item 10. Additional Information - Taxation.” Due to the decreasing budget of the OCS, we did not receive any grants for our projects in 2002, and we received approximately 20% of certain research and development expenditures for a particular project in 2003. We cannot guarantee that such encouragement programs will be continued, or that we will continue to participate in them to the extent they are continued.

The following table shows, for the periods indicated, our gross research and development expenditures, the portion of such expenditures which was funded by OCS and the net cost to us of our research and development activities:

	1999	2000	2001	2002	2003

Gross research and development expenses	$1,078	$1,418	$1,333	$1,523	$1,647
Portion funded by Chief Scientist	417	410	469	*(15)	150
Net research and development expenses	$661	$1,008	$864	$1,538	$1,497

* This amount reflects final adjustments for projects supported in previous years.

We expect that we will continue to commit substantial resources to research and development in the future. As of May 31, 2004, the Company employed 17 persons in research and development. Our gross research and development expenses constituted approximately 44%, 56% and 29% of our sales, and our net research and development expenses constituted approximately 40%, 56% and 19% of such sales, in the respective years ended December 31, 2003, 2002 and 2001. For additional information concerning commitments to pay royalties on sales of products developed from projects funded by the Office of the Chief Scientist, see Note 8A to our financial statements included elsewhere in this annual report and see “Item 10. Additional Information - Taxation.”

Trend Information

The trend in the data communications industry has been to incorporate modems and Ethernet/Fast Ethernet as built-in elements of portable PCs.  This trend has obviated much of the need for our Ethernet/Fast Ethernet PC Card products. Although 51% of our sales in 2003 still came from Ethernet/Fast Ethernet PC Card products, most of these sales were to a single major OEM customer which integrates our Ethernet and Fast Ethernet PC Cards into its systems. We believe that this shift in the market will continue, and that gradually, Ethernet/Fast Ethernet PC Cards will be phased out completely. Nevertheless, the major OEM customer mentioned above integrates our Ethernet PC Cards in its systems. As such, the impact of the above-mentioned trend is not yet as significant with regard to this customer; however, we believe that sales of PC Cards to this customer will decline and possibly cease altogether in the future. Of our sales in 2003, 41% came from sales of Ethernet/Fast Ethernet PC Cards to this OEM customer (this percentage is included in the 51% mentioned above).

Having anticipated the above trend, we began a number of years ago to position ourselves to compete in the broadband internet access industry. In 1999, 2000 and 2001, we invested most of our research and development efforts in this industry. In 2001, 2002 and 2003 sales to the broadband internet access and multi tenant unit, or MTU, markets constituted 36%, 35% and 14% of our total sales, respectively. An additional trend which affected our sales of these products was the worldwide slowdown in technology-based companies, which worsened throughout 2002 and part of 2003, and had a ripple effect on our performance. Especially in the broadband internet access and MTU markets, our products are used by cable companies and internet providers. These companies were adversely affected by the global downturn in the technology sector, which caused some of them to go out of business. Those companies which have not gone out of business have found themselves in a more precarious situation. In the meantime, products for this industry have become commodities, mostly manufactured by companies from Taiwan. We have therefore ceased our investments in this market.

In late 2002, we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end server/storage networking cards. In today’s data communication environment, there is a growing demand for server-based and storage systems. The markets for such systems were less affected by the worldwide slowdown described above and are almost continuously growing. We are currently investing in marketing and sales of this line to potential markets and customers and have already received purchase orders from a number of sources. The sales cycle in these markets is long, but once we establish customers, each such customer will represent an opportunity for sustained, long-term revenues. We expect this product line to be our principal growth driver in the coming years, however, there is no assurance that we will succeed in having significant sales in this area.

The worldwide slowdown in technology-related fields and the events of September 11, 2001 have contributed to an atmosphere of great uncertainty, in which doing business has become more complicated. In this current environment, business transactions which are already in progress take much longer to conclude, and new business transactions are more difficult to come by. One positive aspect of this trend is the growth in demand for security appliances which are a target market for the bypass cards that we developed as part of our new line of products.

Off-Balance Sheet Arrangements

On July 22, 2002, our Audit Committee and the Board of Directors approved an Indemnification Agreement with our directors and officers. Our shareholders approved the terms of this agreement in a General and Extraordinary Meeting held on January 7, 2004. The Agreement provides that the directors and officers will be exempt from liability in certain circumstances. The Agreement also provides that the expenses of these directors and officers for obligations that are connected to an act performed in their capacity as an officer of the Company will be paid by us. This right to indemnification is limited, and does not cover breaches of an officers’ duty of loyalty or care, or reckless disregard for the consequences of such breach. The right to indemnification also does not cover acts that are taken intentionally to realize personal gain. The maximum amount of our liability under the Indemnification Agreement is currently $3,000,000.

Tabular disclosure of contractual obligations

The following table shows our outstanding contractual obligations by category and by payments due:

	Payments due by period

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Capital Lease Obligations	99,000	99,000	-	-	-
Operating Leases	141,000	82,000	59,000	-	-
Purchase Obligations	367,000	367,000	-	-	-
Total	607,000	548,000	59,000	-	-

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table and notes thereto set forth information regarding our officers, directors and senior managers as of June 30, 2004.

Name	Age	Position with Company
Avi Eizenman	47	Chairman of the Board
Shaike Orbach	53	Chief Executive Officer, Director
Yehuda Zisapel	61	Director
Einat Domb-Har	37	Outside Director
Ilan Kalmanovich	38	Outside Director
Paul Bjorndahl	49	Vice President Sales, Silicom Connectivity Solutions, Inc.
David Hendel	43	Vice President Research and Development
Ilan Erez	37	Chief Financial Officer and VP Operations

Avi Eizenman co-founded the Company in 1987 and has served as its President and as a Director, since its inception. Mr. Eizenman also served as Chief Executive Officer from our inception until April 1, 2001, and on such date, he resigned from his position as Chief Executive Officer and was appointed Chairman of the Board. Mr. Eizenman served as head of the ASIC department at Scitex Ltd. in 1986. From 1979 until 1985, Mr. Eizenman held various positions, including project manager, ASIC specialist and engineer, with the Electronic Research & Development Department of the Israeli Ministry of Defense. Mr. Eizenman holds a B.Sc. degree, with honors, in Electrical Engineering from the Technion, and an M.B.A. from Tel Aviv University.

Shaike Orbach has been President and Chief Executive Officer of the company since April 2001. In December, 2001, Mr. Orbach was named a Director, replacing Zohar Zisapel, who resigned from the Board of Directors. Prior to that, for a period of four and a half years, Mr. Orbach was President and CEO of Opgal Ltd., a high-tech subsidiary of Israel’s Rafael and El-Op corporations. Previously, he was General Manager of Edusoft, an Israeli company the shares of which were traded on the NASDAQ National Market, and Managing Director of Tecsys Ltd. He holds a B.Sc degree in Mechanical Engineering from the Technion.

Yehuda Zisapel is a co-founder of the Company. He has served as a Director since its inception and served as Chairman of the Board from 1999 until March 2001. Mr. Zisapel is also a founder and a director of Rad Data Communications Ltd. (“Rad”), Bynet Data Communications Ltd. (“Bynet”) and its subsidiaries and other companies in the Rad Group. We have certain dealings with members of the Rad Group. See “Item 7. Major Shareholders and Related Party Transactions.” In 1966 and 1968, Mr. Zisapel received a B.Sc. and an M.Sc. degree, respectively, in Electrical Engineering from the Technion. In 1975, Mr. Zisapel received an M.B.A. from Tel Aviv University.

Einat Domb-Har has served as the CFO of Stage One Venture Capital, which focuses on seed investment in the telecom industry, since April 2004. From 2000 to 2004 Ms. Domb-Har served as a controller of Pitango Venture Capital, Israel’s largest pool of four Venture Capital Funds. From 1994 to 1999 Ms. Domb-Har served as a senior manager at Kost, Forer and Gabbay, CPA, a member of Ernst & Young International. Ms. Domb-Har is an Israeli Certified Public Accountant and holds a BA in Economics and Accounting from Tel Aviv University. She also holds an MBA from the Israeli extension of Bradford University.

Ilan Kalmanovich has acted as an independent consultant since 2003. From 2001 to 2002, Mr. Kalmanovich served as the vice president of Igud Hashkaot Ve’yizum (A.S.I.) Ltd. of the Igud Bank Group. From 1996 to 2000 he served as a senior consultant at BDO Ziv Haft Consulting and Management Ltd. From 2003 to May 2004 Mr. Kalmanovich served as a director on the board of Satcom Systems Ltd. and previously served as a director on the board of Cukierman & Co. Investment House Ltd., and as an alternate director at Catalyst Investments L.P., the general partner of the Catalyst Fund L.P. venture capital fund. Mr. Kalmanovich holds a B.Sc degree (with honors) in Industrial Engineering from Ben-Gurion University and an MBA from Tel Aviv University. He also serves as a court-certified mediator and holds a license for investment consulting from the Israeli Securities Authority.

Paul Bjorndahl has been Vice President of Sales of Silicom Connectivity Solutions, Inc. since January 2003. From 1994 to 2002 he served as Field Sales Engineer, OEM Sales Manager and a Regional Sales Manager at Adaptec, Inc., a U.S. company that designs, manufactures and markets storage access solutions. From 1993 to 1994 Mr. Bjorndahl served as Regional Sales Manager at Electroson, a developer of CD-R mastering software. From 1986 to 1993 he served as Field Engineer and a Regional Sales Manager for Ricoh Corporation with their File Products Division.

David Hendel has been Vice President, Research and Development of the Company since 1995. From 1991 to 1995, he served as a Senior Hardware Engineer of the Company. Mr. Hendel previously served as an engineer in the Intelligence Corps of the Israeli Defense Forces. He holds a B.Sc. degree in Electrical Engineering from Ben-Gurion University.

Ilan Erez has been the Chief Financial Officer of the Company since June 1998. He has also been VP Operations of the Company since May 2001. From 1996 to 1998 Mr. Erez served as a Controller and assistant to the Chief Executive Officer at Bio-Dar Ltd. From 1993 until 1996 Mr. Erez served as an Auditor at Kesselman & Kesselman accounting firm, a member of PriceWaterhouseCoopers. Mr. Erez is a Certified Public Accountant in Israel and holds a B.A in Accounting and Economics from the Hebrew University in Jerusalem.

Compensation

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2003 was $615,000. We do not pay cash compensation to Yehuda Zisapel for serving on our board of directors. We do pay cash compensation to Avi Eizenman who is an active Chairman of the Board, to Shaike Orbach, who is the President and Chief Executive Officer, and to Ms. Einat Domb-Har and Mr. Ilan Kalmanovich who are outside directors and receive compensation in accordance with the regulations promulgated under the Israeli Companies Law-1999. All our officers work full time for us. Certain of the compensation paid to our directors is paid in the form of options under the Silicom Directors Share Incentive Plan (1994). The Directors Share Incentive Plan was adopted by the board of directors in August, 1994 in order to grant options to members of the board of directors who have served on the board of directors for at least three fiscal quarters. The Director Share Incentive Plan is administered by the board of directors, which designates the optionees, dates of grant and the exercise price of options. Under the Director Share Incentive Plan, 500,000 of our ordinary shares have been reserved for issuance. The options expire at the end of ten years from their date of grant and are non-assignable except by the laws of descent. The grantee is responsible for all personal tax consequences of the grant and the exercise thereof. We believe that we will bear no tax consequences in connection with such grant or exercise. Previously, 185,000 options (at an average exercise price of $4.34 and at termination dates that range from August 2004 to August 2010) were granted pursuant to the Director Share Incentive Plan to Mr. Avi Eizenman, 95,000 options (at an average exercise price of $3.00 and a termination date that ranges from August 2004 to April 2010) were granted to Mr. Yehuda Zisapel and 240,000 options were granted to Mr. Shaike Orbach, 120,000 of which have an exercise price of $4.25 and a termination date in January 2011, 60,000 of which have an exercise price of $0.90 (only 2,000 of these options are currently outstanding as 58,000 have been exercised) and a termination date in January 2012, and 60,000 of which have an exercise price of $2.38 and a termination date in December 2012. See Note 9 to the Financial Statements.

On October 24, 2000, the board of directors adopted the Silicom Ltd. US Share Option Plan (2000). This Plan is intended to constitute a means of providing additional incentive to officers, consultants and certain other present and future employees and directors of the Company and its subsidiaries. Pursuant to the Plan, the Company may grant both Incentive Stock Options (as such term is defined in Section 422 of the Internal Revenue Code of 1986, as amended; “ISOs”) and Nonqualified Stock Options (“NSOs”), provided, however, that only our employees or employees of our subsidiaries can receive ISOs. The Plan is administered by the board of directors, which has full authority to grant options under the Plan. Under the terms of the Plan, up to a maximum of 200,000 of our ordinary shares are reserved for issuance, subject to certain adjustments. The exercise price of the options granted under the Plan shall be not less than the higher of 100 percent (or, in the case of a grant of ISO’s to a holder of more than 10% of the Company’s outstanding shares, 110 percent) of the Fair Market Value (as defined in the Plan) of the ordinary shares subject to the option on the date the option is granted. The vesting period of the options is subject to the discretion of the Board. The term of ISOs shall not exceed 10 years from the date on which they are granted (or 5 years, in the case of optionees who hold more than 10% of our outstanding shares). In total, as of May 31, 2004, we have granted 15,600 options pursuant to the US Share Option Plan (2000) to employees of our US subsidiary – Silicom Connectivity Solutions, Inc., 11,300 of which were returned to the company due to certain employees who left their positions not exercising their options.

In addition to the Plans described above, the oldest of the Company’s share option plans was adopted in December 1993, and amended in 1997. Pursuant to this plan, 500,000 ordinary shares are currently reserved for issuance upon the exercise of options to be granted to employees and consultants of the Company. This reserve was increased by the board of directors from 300,000 ordinary shares on April 23, 2001. The Share Option Plan is administered by the board of directors, which designates the optionees, dates of grant, vesting periods and the exercise price of options. The options expire after 10 years from their date of grant and are non-assignable except by the laws of descent. The grantee is responsible for all personal tax consequences of the grant and the exercise thereof.  In total, as of May 31, 2004, we have granted 431,950 options pursuant to the Share Option Plan to our various executive officers and employees. The options granted to Shaike Orbach, as described above, are included in the total of 431,950 options granted under this plan.

Board Practices

Each of Yehuda Zisapel, Avi Eizenman, Shaike Orbach and our outside directors Ms. Einat Domb-Har and Mr. Ilan Kalmanovich, was elected to the board of directors most recently on June 30, 2004 to serve until the next Annual Shareholders’ Meeting. Messrs. Yehuda Zisapel and Avi Eizenman are both Founders of the Company, and have served as Directors since our inception in 1987. None of the members of the board of directors is entitled to receive any severance or similar benefits upon termination of his or her service with the board of directors, except for Avi Eizenman, who also functions as the active Chairman of the board.

Board of Directors

Our Articles of Association provide for a board of directors of not less than two nor more than eight members. Each director is elected to serve until the next annual general meeting of shareholders and until his successor has been elected. Officers serve at the discretion of the board of directors. The Articles of Association of the Company provide that any director may, by written notice to the Company, appoint another person to serve as a substitute director and may cancel such appointment. Under the Israeli Companies Law-1999 which entered into effect on February 1, 2000, a person who is already serving as a director will not be permitted to act as a substitute director. Additionally, the Israeli Companies Law-1999 also prohibits a person from serving as a substitute director for more than one director. The term of appointment of a substitute director may be for one meeting of the board of directors or for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the board of directors.

Outside Directors; Audit Committee

Under the Israeli Companies Law-1999, companies registered under the laws of Israel the shares of which have been offered to the public in or outside of Israel are required to appoint two outside directors. No person may be appointed as an outside director if such person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

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

The initial term of an outside director is three years and may be extended for one additional term of three years. Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory qualifications for their appointment, violate their duty of loyalty to the company or are found by a court to be unable to perform their duties on a full time basis. Outside directors may also be removed by an Israeli court if they are found guilty of bribery, fraud, administrative offenses in a company or use of inside information. Each committee of a company’s board of directors must include at least one outside director.

An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law-1999 and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an outside director. Ms. Einat Domb-Har and Mr. Ilan Kalmanovich were elected to the board of directors as outside directors on June 30, 2004. Pursuant to the listing requirements of the Nasdaq National Market, we are required to have at least two independent directors on our board of directors and to establish an audit committee, at least a majority of whose members are independent of management.

Audit Committee

The Israeli Companies Law-1999 requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of our business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including the outside directors of the company. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee. Currently, Ms. Einat Domb-Har, Mr. Ilan Kalmanovich and Mr. Yehuda Zisapel serve as members of our audit committee.

Internal Auditor

Under the Israeli Companies Law-1999, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether our actions comply with the law and orderly business procedure. Under the Israeli Companies Law-1999, the internal auditor may be an employee of the company but not an office holder (as defined in Item 10 below), or an affiliate, or a relative of an office holder or affiliate, and he or she may not be our independent accountant or its representative. Our board of directors appointed Gideon Duvshani, CPA to be our internal auditor on April 23, 2001, according to the recommendation of the audit committee.

Employees

The number of employees over the last three financial years is set forth in the table below.

As at December 31	2001	2002	2003

Total Employees	47	41	42
Marketing, Sales, Customer Services	8	5	6
Research & Development	19	19	19
Manufacturing	13	11	12
Corporate Operations and Administration	7	6	5

At May 31, 2004, we had 37 employees, including 4 in marketing, sales and customer services, 17 in research and development, 11 in manufacturing, and 5 in corporate operations and administration. All such employees, except for 2 employees in the United States, are based in Israel. We consider our relations with our employees excellent and have never experienced a labor dispute, strike or work stoppage. None of our employees is represented by a labor union. We do not employ a significant number of temporary employees, but we do use temporary employees from time to time, as necessary.

Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations including the Industrialists’ Associations are applicable to our Israeli employees by order of the Israeli Ministry of Labor.  The laws principally concern the length of the work day, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums. See Note 6 of Notes to our Consolidated Financial Statements.

Israeli law generally requires severance pay, which may be funded by Managers’ Insurance described below, upon the retirement or death of an employee or termination of employment without cause (as defined in the law). The payments thereto amount to approximately 8.33% of wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 14.5% of the wages, of which the employee contributes approximately 66% and the employer contributes approximately 34%. In the past, National Insurance payments were made on salaries up to a specified ceiling, but this ceiling was cancelled for the period between June 2002 and July 2003.

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

Share Ownership

The following table sets forth, as of May 31, 2004, the number of Shares owned by officers, directors and senior management of the Company:

Name and Address	Number of Shares and Options Owned[1]	Percent of Outstanding Shares

Yehuda Zisapel	933,723	21.68%
Avi Eizenmann	318,315	7.37%
Shaike Orbach	122,000	2.90%
David Hendel	*	*
Ilan Erez	*	*
All directors and officers as a group	1,472,838	30.86%

* Denotes ownership of less than 1% of the outstanding shares.

The terms of the options granted to each of the shareholders in the above table who hold more than 1% of the Company’s shares are described above. See “Item 6. Directors and Senior Management – Compensation.”

1 The table above includes the number of shares and underlying options that are exercisable within 60 days of May 31, 2004. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person.  To our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

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

Name of Shareholder	Number of Shares and Options Owned[2]	Percentage of Outstanding Shares	Any Significant Change in Past 3 Years

Yehuda Zisapel	933,723	21.68%	No
Zohar Zisapel	860,906	20.44%	+110,520
Avi Eizenman	318,315	7.37%	No

As of May 31, 2004, there were approximately 17 record holders of ordinary shares, including approximately 11 record holders in the United States. Collectively, these record holders held approximately 46% of the outstanding ordinary shares.

Related Party Transactions

Messrs. Yehuda and Zohar Zisapel are brothers and are our founders. Mr. Yehuda Zisapel currently serves as a Director on our board of directors. Messrs. Yehuda and Zohar Zisapel are also founders, directors and principal shareholders of several other corporations within the “Rad Group”, as described above.
The other members of the Rad Group are actively engaged in designing, manufacturing, marketing and supporting data communications products, none of which are currently the same as our products. Certain products of members of the Rad Group are complementary to, and may be used in connection with, our products. We and other members of the Rad Group also market certain of our products through the same distribution channels. Such products may, to a limited extent, compete with one another for the distributors’ time and efforts. Rad Data Communications provided us until January 31, 2004 with certain services pursuant to a sublease agreement for space in Mahwah, New Jersey, for which we paid $924 per month in rent, and $410 for maintenance and utilities. Commencing in February 2004, we began to sub-lease space in Paramus, New Jersey, from Radcom Equipmet, Inc., an affiliated company. Currently, the base monthly rent payments are $405, plus an additional $50 per month for maintenance and utilities.

2 The table above includes the number of shares and underlying options that are exercisable within 60 days of May 31, 2004. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person.  To our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

Commencing in February 2004, we began to sub-lease space in Paramus, New Jersey, from Radcom Equipmet, Inc., an affiliated company. Currently, the base monthly rent payments are $405, plus an additional $50 per month for maintenance and utilities.

Finally, the Rad Group provides us with certain personnel and other services, and is reimbursed by us for the costs of providing such services.
We believe that the terms of the transactions in which we have engaged and are currently engaged with other members of the Rad Group are generally no less favorable to us than terms which might be available to us from unaffiliated third parties. All future related party transactions and arrangements (or modifications of existing ones) with members of the Rad Group, transactions in which office holders of the Company have a personal interest, or transactions which raise issues of such office holders’ fiduciary duties, may require audit committee, board of directors and shareholder approval under the Israeli Companies Law-1999.

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

On July 22, 2002, our audit committee and the Board of Directors approved an Indemnification Agreement with our directors and officers. Our shareholders approved the terms of this agreement in a General and Extraordinary Meeting held on January 7, 2004. The Agreement provides that our directors and officers will be exempt from liability in certain circumstances. The Agreement also provides that the expenses of these directors and officers for obligations that are connected to an act performed in their capacity as an officer of the Company will be paid by us. This right to indemnification is limited, and does not cover breaches of an officers’ duty of loyalty or care, or reckless disregard for the consequences of such breach. The right to indemnification also does not cover acts that are taken intentionally to realize personal gain. The maximum amount of our liability under the Indemnification Agreement is currently $3,000,000. On January 7, 2004 our shareholders also approved the procurement of an insurance policy for our directors and officers, including a 12 month discovery period and any further extensions, renewals, extended discovery periods or increases to the policy, from time to time, as our board of directors may deem necessary. All of our directors are parties to our Indemnification Agreement and are covered by our directors and officers insurance policy.

Item 8. FINANCIAL INFORMATION

Our consolidated financial statements and other financial information is incorporated herein by reference to pages F-1 through F- 30.

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

The table below sets forth the high and low bid prices in dollars of our ordinary shares, as reported by NASDAQ during the indicated periods:

PERIOD	HIGH	LOW

LAST 6 CALENDAR MONTHS
May, 2004	2.59	1.82
April, 2004	3.00	2.25
March, 2004	2.46	2.07
February, 2004	2.15	1.9
January, 2004	3.21	1.67
December, 2003	1.9	1.52
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
Fourth Quarter, 2003	1.97	0.81
Third Quarter 2003	1.04	0.78
Second Quarter 2003	1.07	0.30
First Quarter 2003	0.44	0.28
Fourth Quarter, 2002	0.56	0.30
Third Quarter 2002	0.69	0.32
Second Quarter 2002	0.85	0.32
First Quarter 2002	1.01	0.80
FIVE MOST RECENT FULL FINANCIAL YEARS
2003	1.97	0.28
2002	1.01	0.30
2001	5.44	0.56
2000	23.375	3.4375
1999	7.375	1.375

Item 10.  ADDITIONAL INFORMATION

Memorandum and Articles of Association

Articles of Association

Our shareholders last approved the amendment of our Articles of Association (“Articles”) on January 7, 2004. The objective stated in the Articles is to engage in any business permitted under the law.

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

The Israeli Companies Law-1999, provides that a simple majority is required to amend the articles of association of a company unless such articles provide otherwise. According to our Articles, as amended, any amendment of the articles, any modification of the shareholders rights, and any increase or reduction of our authorized share capital and alterations of our share capital, must be decided upon in a special resolution, by a majority of 75% of the shareholders who vote at the general meeting, without taking abstaining votes into account.

Pursuant to the Israeli Companies Law-1999, resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	appointment or termination of our auditors;
•	appointment and dismissal of directors;
•	approval of interested party acts and transactions requiring general meeting approval as provided in sections 255 and 268 to 275 of the Israeli Companies Law-1999;
•	a merger as provided in section 320(a) of the Israeli Companies Law-1999;
•

the exercise of the powers of the board of directors, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in section 52(a) of the Israeli Companies Law-1999.

An extraordinary general meeting may be convened by demand of two directors or by written request of one or more shareholders holding at least 5% of our issued share capital and 1% of the voting rights or one or more shareholders holding at least 5% of the voting rights. Shareholders requesting a special meeting must submit their proposed resolution with their request. Within 21 days of receipt of the request, the board of directors must convene a special meeting and send out notices setting forth the date, time and place of such meeting.

The Israeli Companies Law-1999

We are subject to the provisions of the Israeli Companies Law-1999, which became effective on February 1, 2000. The Israeli Companies Law-1999 codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder, as defined in the Israeli Companies Law-1999, is a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, another manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. Each person listed in the table in “Item 6. Directors, Senior Management and Employees” above is an office holder.

The Israeli Companies Law-1999 requires that an office holder of a company promptly disclose, no later than the first board meeting in which such transaction is discussed, any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder’s relative, or by any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

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

Subject to certain exceptions provided for in the regulations to the Israeli Companies Law-1999, agreements regarding directors’ terms of compensation require the approval of the audit committee, board of directors and the shareholders of the company. In all matters in which a director has a personal interest, including matters of his or her terms of compensation, he or she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered. However, if a majority of the audit committee or of the board of directors has a personal interest in the matter then:

a)	all of the directors are permitted to vote on the matter and attend the meeting in which the matter is considered; and
b)	the matter requires approval of the shareholders at a general meeting.

According to the Israeli Companies Law-1999, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company, and the definition for these purposes also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval must either include at least one-third of the shares held by disinterested shareholders who are present in person or by proxy at the meeting (without taking abstaining votes into account), or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company. In addition, a private placement of securities that will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital, requires approval by the board of directors and the shareholders of the company. The regulations to the Israeli Companies Law-1999 provide certain exceptions. Any placement of securities that does not fit the above description may be issued at the discretion of the board of directors.

Under the Israeli Companies Law-1999, a shareholder has a duty to act in good faith towards the company and other shareholders when exercising his or her rights and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

•	any amendment to the articles of association;
•	an increase of the company’s authorized share capital;
•	a merger; or
•	approval of interested party acts and transactions that require general meeting approval as provided in sections 255 and 268 to 275 of the Israeli Companies Law-1999.

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment of an office holder in the company is under a duty to act with fairness towards the company. The Israeli Companies Law-1999 does not describe the substance of this duty. The Israeli Companies Law-1999 requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the audit committee, by the board of directors and by the general meeting of the shareholders. In general, the vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

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

General Corporate Tax Structure

Israeli companies are subject to “Company Tax” at the rate of 36% of taxable income. According to a proposed amendment to Israeli tax law, the company tax rate may be reduced in the near future to 35%, and may be additionally reduced in subsequent tax years. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less.

Law for the Encouragement of Capital Investments, 1959

Certain of our facilities have been granted “Approved Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended (the “Investment Law”). The Investment Law provides that a capital investment in eligible facilities may, upon application to the Israel Investment Center of the Ministry of Industry and Trade of the State of Israel (referred to as the Investment Center), be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources and its physical characteristics, for example, the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

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

There can be no assurance that we will attain approval for additional Approved Enterprises or that the above-mentioned shareholding proportion will be reached for each subsequent year. Moreover, it has been recently announced that significant changes in the Investment Law, including the tax benefits therein, can be expected in the near future. Nonetheless, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, any future changes in the Investment Law are likely to apply only to applications approved after such changes are legislated.

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

Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development (the “Research Law”), research and development programs approved by the Research Committee (the “Research Committee”) of the Office of the Chief Scientist (“OCS”) are eligible for grants or loans if they meet certain criteria, in return for the payment of royalties from the sale of the product developed in accordance with the program and subject to other restrictions. Once a project is approved, the OCS will award grants of up to 50% of the project’s expenditures in return for royalties, usually at the rate of 2% to 5% of sales of products developed with such grants, up to a dollar-linked amount equal to 100% or 150% of such grants. For projects approved after January 1, 1999, the amount of royalties payable is up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR. There is no further liability for payment.

The terms of these grants prohibit the manufacture outside of Israel without the prior consent of the Research Committee of the OCS. Such approval, if granted, is generally subject to an increase in the total amount to be repaid to the OCS to between 120% and 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel. A recent amendment to the Research Law has provided that the restriction on manufacturing outside of Israel shall not apply to the extent that plans to so manufacture were declared when applying for funding.

The Research Law also provides that know-how from the research and development, which is used to produce the product, may not be transferred to Israeli third parties without the approval of the Research Committee, and may not be transferred to non-Israeli third parties at all. A recent amendment to the Research Law has stressed, that it is not just transfer of know-how that is prohibited, but also transfer of any rights in such know-how. Such restriction does not apply to exports from Israel of products developed with such technologies. Approval of the transfer may be granted only if the transferee undertakes to abide by all of the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties.

There can be no assurance that such consent, if requested, will be granted.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Such expenditures not so approved are deductible over a three-year period.

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

          (d)     Tax exemption for shareholders who held shares before a public offering on capital gains derived from the sale (as defined by law) of securities, if realized after more than five years from the public issuance of additional securities of the Company. (As of November 1994, this exemption was repealed, however, it applies to some of our shareholders pursuant to a grand-fathering clause; the recent tax reform repealed the grandfathered exemption for any gains accrued from January 1, 2003.)

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

Capital Gains Tax on Sales of Our Ordinary Shares

Until the end of the year 2002 and provided we maintained our status as an industrial corporation, capital gains from the sale of our securities were generally exempt from Israeli Capital Gains Tax. This exemption did not apply to a shareholder whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflationary Adjustments) 1985, or to a person whose gains from selling or otherwise disposing of our securities were deemed to be business income.

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

Documents on Display

We are required to file reports and other information with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934 (the “Exchange Act”) and the regulations thereunder applicable to foreign private issuers. As a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies. We are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

You may review a copy of our filings with the SEC, including any exhibits and schedules, at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, such information concerning our company can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 and at the offices of the Israel Securities Authority at 22 Kanfei Nesharim St., Jerusalem, Israel. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov. You may read and copy any reports, statements or other information that we file with the SEC at the SEC facilities listed above. These SEC filings are also available to the public from commercial document retrieval services.The documents referred to in this document may be inspected at the Company’s offices, located at 8 Hanagar Street, Kfar Sava, Israel 44000.

Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of changes in the value of a financial instrument caused by fluctuations in interest rates, equity prices and foreign exchange rates.

Interest Rate Risk

At December 31, 2003 we did not have any short or long term interest bearing loans or debts, hence there was no exposure to interest rate risk.

Equity Price Risk

At December 31, 2003 we did not have any marketable securities which were recorded at a fair value, hence there was no exposure to equity price risk.

Foreign Currency Exchange Risk

At December 31, 2003 we had cash and cash equivalents in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $81,000 (out of $1,811,000 cash and cash equivalents that we had in total). Market risk was estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the fair value of our cash and cash equivalents would decrease immaterially by $7,000. At December 31, 2003 we had accounts receivable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $260,000. Market risk was estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the fair value of our accounts receivable would decrease by $24,000. At December 31, 2003 we had accounts payable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $1,191,000. Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such decrease in the Dollar exchange rate, the fair value of our accounts payable would increase by $133,000.

In 2003 there was a decrease of 7.60% in the Dollar exchange rate which resulted in an aggregate increase in the fair value of our assets of $12,000 and an aggregate increase in the fair value of our liabilities of $69,000.

As at December 31, 2003 we were not engaged in any hedging transactions.

Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II.

Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.  CONTROLS AND PROCEDURES

We have performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. Based on our evaluation, our management, including our chief executive officer and chief financial officer, has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective.

There have been no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation thereof. Therefore, no corrective actions with regard to significant deficiencies and material weaknesses were taken.

Item 16.  Reserved

Item 16A. Audit committee financial expert.

Our board of directors has determined that Ms. Einat Domb-Har is our audit committee financial expert.

Item 16B. Code of Ethics.

Our company has recently adopted a code of ethics, which applies to all of our employees, officers and directors, including our chief executive officer, our chief financial officer and our principal accountant. A copy of the code of ethics will provided to any person upon request.

Item 16C. Principal Accountant Fees and Services.

The following table presents fees for professional audit services rendered by Somekh Chaikin for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2003 and 2002, and fees billed for other services rendered by Somekh Chaikin.

	2003	2002

Audit Fees(1)	$18,000	$23,000
Audit-Related Fees(2)	$-	$-
Tax Fees(3)	$2,000	$2,000

(1)

Audit fees consist of fees for professional services rendered for the audit of the Company’s consolidated financial statements and review of financial statements included in the Company’s quarterly reports and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees are fees principally for professional services.

(3)

Tax services fees consist of compliance fees for the preparation of original and amended tax returns, claims for refunds and tax payment-planning services for tax compliance, tax planning and tax advice. Tax service fees also include fees relating to other tax advices, tax consulting and planning other than for tax compliance and preparation.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

As a foreign private issuer we remain exempt, until July 31, 2005, from NASDAQ audit committee related listing standards that have come into effect following December 13, 1999.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III.

Item 17.  FINANCIAL STATEMENTS.

Not applicable

Item 18.  FINANCIAL STATEMENTS

See pages F-1 to F- 30

Item 19.  EXHIBITS

1.

Articles of Association, adopted on February 1, 1994, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001, and incorporated herein by reference (other than Article 122). Article 122 of our Articles of Association was amended on January 7, 2004. The current Article 122 is attached as an exhibit hereto.

4.1.

Lease between the Company and Yaakov Metzkin and Dov Segev, for premises in Kfar Sava, Israel, dated November 1, 1994, and amendment dated March 17, 2002, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission on June 27, 2002, and incorporated herein by reference. As this lease and the amendment are written in Hebrew, a summary of each was included in the Exhibit.

4.2

Lease between the Company and Ground A.S. Ltd., for manufacturing facility in Yokneam, Israel, dated June 27, 2000. As this lease is written in Hebrew, a summary was filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001. It is incorporated herein by reference.

4.3

Lease between Silicom Connectivity Solutions, Inc. and RAD Data Communications Inc., for space in Mahwah, New Jersey, dated as of September 1, 1997, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001, and incorporated herein by reference.

4.4	Sublease Agreement between Silicom Connectivity Solutions, Inc. and Radcom Equipmet, Inc., for space in Paramus, New Jersey, dated as of February 1, 2004.

8.

List of subsidiaries, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001, and incorporated herein by reference.

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Opinion of McGladrey & Pullen, LLP, dated January 6, 2003, on the financial statements of Silicom Connectivity Solutions, Inc., for the two years ended December 31, 2001 and 2002.

SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kfar Sava, State of Israel, on the 30th day of June, 2004.

SILICOM LIMITED

By:	/s/ Shaike Orbach

Shaike Orbach
Chief Executive Officer

Silicom Ltd.

Financial Statements

December 31, 2003

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Consolidated Financial Statements as of December 31, 2003

Report of Independent Public Accounting Firm
To the Board of Directors and Shareholders of Silicom Ltd. and its Subsidiary

We have audited the accompanying consolidated balance sheets of Silicom Ltd. (“Silicom”) and its subsidiary as of December 31, 2003 and 2002 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003.  These consolidated financial statements are the responsibility of Silicom’s board of directors and management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of a consolidated subsidiary whose assets constitute approximately 8.6% of total consolidated assets at December 31, 2002, and whose revenues constitute approximately 63.9% and 43.7% of total consolidated revenues for the years ended December 31, 2002 and 2001, respectively. Those financial statements were audited by other auditors whose reports thereon have been furnished to us and our opinion expressed herein, insofar as it relates to the amounts included for the abovementioned subsidiary, is based solely upon the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statements presentation.  We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based upon our audits and the report of the other auditors, the aforementioned consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Silicom and its subsidiary as of December 31, 2003 and 2002 and the consolidated results of their operations, and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with generally accepted accounting principles in the United States of America.

Somekh Chaikin
Certified Public Accountants (Isr.)
A member of KPMG International

Tel Aviv, Israel, January 26, 2004

Consolidated Balance Sheets at December 31

		2003	2002

	Note	U.S. dollars in thousands	U.S. dollars in thousands

Assets	11E

Current assets
Cash and cash equivalents	2D; 3	1,811	861
Investment securities	2E; 4	767	3,799
Receivables:
Trade	2F; 11A	628	504
Other	11B	290	277
Inventories	2G; 11C	1,225	1,221

Total current assets		4,721	6,662

Investment securities	2E; 4	549	-

Assets held for severance benefits	2H 6	504	408

Property, plant and equipment	2I; 5

Cost		1,574	1,411
Less - accumulated depreciation		1,297	1,154

Net property and equipment		277	257

Other assets	2J; 7	67	77

Total assets		6,118	7,404

By /s/ Avi Eizenman	By /s/ Shaike Orbach	By /s/ Ilan Erez

Avi Eizenman Chairman of the Board of Directors	Shaike Orbach Chief Executive Officer	Ilan Erez Chief Financial Officer

Kfar-Saba, Israel:  January 26, 2004

Silicom Ltd. (An Israeli Corporation) and Subsidiary

		2003	2002

	Note	U.S. dollars in thousands	U.S. dollars in thousands

Liabilities and shareholders’ equity	11E

Current liabilities
Trade accounts payable		558	561
Other accounts payable and accrued expenses	11D	488	415

Total current liabilities		1,046	976

Long-term liability

Liability for employees severance benefits	6	895	743

Total liabilities		1,941	1,719

Commitments and contingencies	8

Shareholders’ equity	9
Ordinary shares, NIS 0.001 par value; authorized 10,000,000 shares; issued and outstanding 4,126,800 shares as of December 31, 2003 and 4,125,300 as of December 31, 2002		14	14
Additional paid in capital		5,537	5,536
Treasury shares (at cost) - 14,971 ordinary shares as at December 31, 2003 and 2002	2O	(38)	(38)
Retained earnings (deficit)	9C	(1,336)	173

Total shareholders’ equity		4,177	5,685

Total liabilities and shareholders’ equity		6,118	7,404

The accompanying notes are an integral part of the consolidated financial statements.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Consolidated Statements of Income for the Year Ended December 31,

		2003	2002	2001

	Note	U.S. dollars in thousands except for per share data

Sales	2K; 12A	3,725	2,726	4,530

Cost of sales	12B	2,160	2,091	3,635

Gross profit		1,565	635	895

Research and development costs	2L; 12C
Total costs		1,647	1,523	1,333
Less: royalty-bearing participations, net	2M; 8A	(150)	15	(469)

Research and development costs, net		1,497	1,538	864

Selling, marketing, general and administrative expenses
Selling and marketing expenses	12D	1,006	1,022	1,113
General and administrative expenses		598	712	625

		1,604	1,734	1,738

Operating loss		(1,536)	(2,637)	(1,707)

Financial income, net	12E	27	152	254

Loss before taxes on income		(1,509)	(2,485)	(1,453)

Taxes on income	2P; 10	-	-	33

Net loss for the year		(1,509)	(2,485)	(1,486)

Loss per share	2S; 9D
Basic and diluted losses per ordinary share		(0.367)	(0.605)	(0.362)

Weighted average number of ordinary shares used to compute basic and diluted losses per share (in thousands)		4,112	4,110	4,110

The accompanying notes are an integral part of the financial statements.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Statements of Changes in Shareholders’ Equity

	Ordinary shares	Share capital	Additional paid-in capital	Cost of Silicom shares held by its subsidiary**	Retained earnings*	Total

	Numbers**	U.S. dollars in thousands

Balance at January 1, 2001	4,110,329	14	5,536	(38)	4,144	9,656

Changes during 2001:
Net loss for the year	-	-	-	-	(1,486)	(1,486)

Balance at December 31, 2001	4,110,329	14	5,536	(38)	2,658	8,170

Changes during 2002:
Net loss for the year	-	-	-	-	(2,485)	(2,485)

Balance at December 31, 2002	4,110,329	14	5,536	(38)	173	5,685

Changes during 2003:
Ordinary shares issued in connection with the exercise of stock options	1,500	-	1	-	-	1

Net loss for the year	-	-	-	-	(1,509)	(1,509)

Balance at December 31, 2003	4,111,829	14	5,537	(38)	(1,336)	4,177

*	See Note 9C.
**	Net of 14,971 shares held by subsidiary.

The accompanying notes are an integral part of the financial statements.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Statements of Cash Flows for the Year Ended December 31,

	2003	2002	2001

	U.S. dollars in thousands	U.S. dollars in thousands	U.S. dollars in thousands

Cash flows from operating activities
Net loss	(1,509)	(2,485)	(1,486)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and Equipment	153	200	147
Severance, net	56	(32)	2
Amortization of discounts or premium of investment security and interest	(43)	(165)	(29)

Changes in operating assets and liabilities
Decrease (increase) in trade receivables	(124)	728	1,089
Decrease (increase) in other receivables	(13)	78	184
Decrease (increase) in inventories	(4)	504	1,152
Increase (decrease) in trade payables and accruals	(3)	251	(819)
Increase (decrease) in other payables and accruals	73	(35)	(233)

Net cash provided by (used in) operating activities	(1,414)	(956)	7

Cash flows from investing activities
Acquisition of property and equipment	(163)	(78)	(90)
Acquisition of other assets	-	(150)	-
Proceeds from maturity of investment securities and deposits	8,382	1,345	3,009
Purchase of investment securities and deposits	(5,856)	(1,216)	(3,139)

Net cash provided by (used in) investing activities	2,363	(99)	(220)

Cash flows from financing activities
Issuance of ordinary shares in connection with the exercise of stock options	1	-	-

Net cash provided by financing activities	1	-	-

Net increase (decrease) in cash and cash equivalents	950	(1,055)	(213)

Cash and cash equivalents at beginning of year	861	1,916	2,129

Cash and cash equivalents at end of year	1,811	861	1,916

Supplementary disclosure of cash flow information:
Cash paid during the year for:
Financing expenses	17	13	13

Taxes on income	17	23	19

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

Most of the Company’s raw materials are readily available, but certain key components are currently available from only one source, and others are available from a limited number of sources.

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

Substantially all sales of the Company are made outside of Israel (see note 12A regarding geographical destination), in U.S. dollars (“dollars”).  Most purchases of materials and supplies and marketing costs are made or incurred outside Israel, primarily in dollars.  Thus, the functional currency of the Company is the dollar.

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

C.	Use of estimates in the preparation of financial statements

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities and prepared these financial statements in conformity with generally accepted accounting principles.  Actual results could differ from those estimates.

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

F.	Trade receivables

Accounts receivable are recorded at cost, less the related allowance for doubtful accounts receivable.  Management considers current information and events regarding the customers’ ability to repay their obligation and judges accounts receivable to be impaired when it is probably that the Company will be unable to collect all amounts due.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

G.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the “first-in, first-out” method for raw materials.

The cost of the work in process and finished goods is determined based on the allocation of labor and overhead, which are allocated on the basis of raw materials consumption.

The Company writes down obsolete or slow moving inventory to its lower of cost or market.

H.	Assets held for severance benefits

Assets held for employee severance benefits represent contributions to severance pay funds and cash surrender life insurance policies that are recorded at their current redemption value.

I.	Property plant and equipment

Property plant and equipment are stated at cost.

Depreciation is calculated on the straight-line method on the basis over the estimated useful life of the assets.

Annual rates of depreciation are as follows:

%

Research and development equipment, having alternative future use	20-33
Manufacturing equipment	20-33
Motor vehicles	15
Office furniture and equipment	6-20
Leasehold improvements	(*)

(*)	Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

J.	Other assets

Other assets consist of patents.  The cost of patents is amortized by the straight-line method over the estimated useful lives of the respective assets.  The remaining weighted average life of patents at December 31, 2003 is eight years.

The Company reviews its other assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of expected cash flows, undiscounted and without interest is less than the carrying amount of asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

K.	Revenue recognition

The Company recognizes revenue on sales when products are shipped, the collectibility of debts is probable and the customer takes ownership and assumes risk of loss.

L.	Research and development costs

Research and development costs are expensed as incurred.

M.	Royalty bearing participations

Royalty bearing participations from the Government of Israel for funding research and development activities are recognized at the time the Company is entitled to such grants based on the related cost incurred.  See Note 8A.

N.	Service warranty

The Company grants service warranties related to certain products to end-users.  The Company estimates its obligation for such warranties to be immaterial on the basis of historical experience.  Accordingly, these financial statements do not include an accrual for the subject warranty obligations.

O.	Treasury shares

Treasury shares are recorded at cost and presented as a reduction of shareholders’ equity.

P.	Taxes on income

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”.  The statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. See also Note 10G.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

Q.	Stock option plans

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees”, and related interpretations including FASB Interpretation No.44 “Accounting for certain transactions involving stock compensation an interpretation of APB Opinion No. 25” issued in March 2000, to account for its fixed plan stock options.  Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

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

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of this statement.

Had compensation expense for stock option grants issued been determined under the fair value method of SFAS No. 123, the Company’s net loss and loss per share for the fiscal years ended December 31, 2002 and 2001 would have been:

		2003	2002	2001

Net loss	As reported	(1,509)	(2,485)	(1,486)
US dollars in thousands	Pro forma	(1,641)	(2,543)	(1,950)

Basic and diluted losses per share	As reported	(0.367)	(0.605)	(0.362)
US dollars	Pro forma	(0.399)	(0.619)	(0.474)

Compensation cost	As reported	-	-	-
U.S. dollars in thousands	Pro forma	(132)	(58)	(464)

R.	Impairment or disposal of long-lived assets

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.  This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

S.	Earnings per share (EPS)

Basic earnings (loss) per ordinary shares (“EPS”) are calculated by dividing net income (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period according to SFAS 128 “Earnings per Share”.  The computation of diluted EPS assumes the issuance of ordinary shares for all dilutive-potential ordinary shares outstanding during the reporting period.  The dilutive effect of stock options is considered in earnings per ordinary share calculations, if dilutive, using the treasury stock method.

T.	Goodwill and other intangible assets

The Company has adopted SFAS No. 142, Goodwill and Other Intangible Assets (hereinafter SFAS 142), issued in July 2002.  According to SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be subject to amortization, but rather will be tested at least annually for impairment.  In addition, the Standard provides specific guidance on how to determine and measure goodwill impairment.  Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of an arbitrary ceiling (as was set before by APB Opinion No. 17, Intangible Assets).  SFAS No. 142 requires additional disclosures including information about carrying amounts of goodwill and other intangible assets, and estimates as to future intangibles asset amortization expense.

Note 3 - Cash and Cash Equivalent

	December 31 2003	December 31 2002

	US$ in thousands	US$ in thousands

Cash	266	407
Cash equivalent*	1,545	454

	**1,811	**861

*	Cash deposits in bank as at December 31, 2003 carrying interest of 0.63% - 5.06%.
**	See Note 8C.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 4 - Investment Securities

The amortized cost, gross unrealized holding losses and fair value of held-to-maturity securities at December 31, 2003 and 2002, were as follows:

	Amortized cost	Gross unrealized holding losses	Fair value

	U.S. dollars in thousands

At December 31, 2003
Corporate debt securities and certificates of deposits	1,316	(20)	1,296

At December 31, 2002
Corporate debt securities and certificates of deposits	3,799	(64)	3,735

Maturities of debt securities classified as held-to-maturity and certificates of deposits were as follows at December 31, 2003:

	Amortized cost	Fair value

	U.S. dollars in thousands

Investment securities due within one year	767	762

Investment securities due within two years	549	534

Proceeds from redemption of investment securities held-to-maturity are $ 4,676 thousand, $1,345 thousand and $ 2,359 thousand in fiscal years 2003, 2002 and 2001, respectively.

Note 5 - Property Plant and Equipment

	Cost		Accumulated depreciation and amortization

	December 31		December 31

	2003	2002	2003	2002

	U.S.$ in thousands		U.S $ in thousands

Research and development equipment	1,013	857	799	679
Manufacturing equipment	109	109	106	105
Motor vehicles	46	46	40	33
Office furniture and equipment	255	248	202	191
Leasehold improvements	151	151	150	146

	1,574	1,411	1,297	1,154

Depreciation expense amounted to $ 145, $ 137 and $ 147 thousand for the years ended December 31, 2003, 2002 and 2001 respectively.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 6 - Assets Held for Severance Benefits

A.

Under Israeli law and labor agreements, Silicom is required to make severance payments to dismissed employees and employees leaving employment in certain other circumstances. Silicom’s severance pay liability to its employees, based upon length of service and latest monthly salary (one month’s salary for each year worked), is reflected by the balance sheet accrual and is partly covered by pension funds and insurance policies in the name of Silicom.

The balances accrued and funded at balance sheet dates are as follows:

	December 31

	2003	2002

	U.S. dollars in thousands

Liability for employees severance pay	895	743

Severance pay fund	504	408

B.	The net severance pay expense was $ 168 thousand, $ 98 thousand and $ 100 thousand in the years ended December 31, 2003, 2002 and 2001 respectively.

Note 7 - Other Assets

The Subsidiary entered into a “Non-Exclusive Limited Patent License Agreement” in April 2002. The agreement included a one-time license fee of $150 thousand which represented a licensing fee for both past (six years) and future (ten years) sales of certain connectors and PC cards under patents of the licensor.  The total amortization expense for 2003 was approximately $ 9,375.

The maturities of other assets were as follows at December 31, 2003:

U.S. dollars In thousands

Due within one year	10
Due within two years	9
Due within three years and more	58

77

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 8 - Commitments and Contingencies

A.	Royalty commitments

The Company is obligated to pay royalties to the Government of Israel on revenues from product sales related to research and development, which was undertaken with Government grants. Since January 1, 1997, royalty rates are 2% to 5% (prior to January 1, 1997, royalty rates were 2% to 3%).  The royalty rates applicable for the Company’s Research and Development projects are 2% - 3.5%, except for one project that took place in the period July 1, 1997 - January 31, 2000, where the royalty rate is 4%.

Royalties are payable from the commencement of sales of each of these products until the cumulative amount of the royalties paid equals 100% of the dollar linked amounts of the grants received, without interest for projects approved prior to December 31, 2000 and with Libor interest for amounts received after that date.

The Company’s total outstanding obligation in respect of royalty-bearing Government participations received or accrued, net of royalties paid or accrued, amounted to approximately $3,048 thousand as of December 31, 2003 ($2,958 thousand as of December 31, 2002).

B.	Lease commitments

The premises and facilities occupied by the Company and its subsidiary are leased under various lease agreements.  Furthermore, the Company has entered into several operating lease agreements for motor vehicles in Israel.

The agreements are in local currencies or linked to the dollar or to the Israeli Consumer Price Index.

The minimum projected rental payments under the above leases in effect as of December 31, 2003 are as follows:

U.S. dollars in thousands

Year ending December 31,
2004	181
2005	46
2006	13
Thereafter	-

C.	Guarantees

The Company has a guarantee in the bank to insure its rent payments in the amount of $ 29,985.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 9 - Shareholders’ Equity

A.	Share capital

Silicom’s Ordinary Shares are traded in the United States on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) small cap market, since February 1994.

B.	Stock compensation plans

At December 31, 2003, Silicom had three stock-based compensation plans, which are described below.  Silicom applies APB Opinion 25 and related interpretations in accounting for its plans.  Accordingly, no compensation cost has been recognized for its fixed stock option plans.

The fair value for option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2002 and 2001*:

	2002	2001

Risk-free interest rate	1.5%	4.5%
Dividend yield	0.0%	0.0%
Volatility factor	22.13%	66.18%
Weighted average expected life	8 years	8 years

* No options were granted in 2003.

Had compensation cost for Silicom’s three stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Statement 123, Silicom’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

		2003	2002	2001

Net loss	As reported	(1,509)	(2,485)	(1,486)
US dollars in thousands	Pro forma	(1,641)	(2,543)	(1,950)

Basic and diluted losses per share	As reported	(0.367)	(0.605)	(0.362)
US dollars	Pro forma	(0.399)	(0.619)	(0.474)

Compensation cost	As reported	-	-	-
U.S. dollars in thousands	Pro forma	(132)	(58)	(464)

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 9 - Shareholders’ Equity (cont’d)

B.	Stock compensation plans (cont’d)

Fixed Stock Option Plans

1.

In 1993 the Board of Directors of Silicom adopted a share option plan (the “Share Option Plan”) covering up to 88,676 options at a conversion rate of 1:1, to be granted to certain employees and consultants of Silicom.  In June 1997, the Board of Directors of Silicom expanded the number of options covered by this plan by 211,324 options to 300,000 options.  In April 2002, the Board of Directors expanded the number of options covered by this plan by 200,000 options to 500,000 options.  The Share Option Plan is administered by the Board of Directors, which designates the options and dates of grant.  The price of shares to be issued under this plan is equal to the market price of Silicom shares on the date upon which the options were granted.  The options are for a 10-year term and are non-assignable except by the laws of succession.

2.	In 1994 the Board of Directors of Silicom approved a Directors Share Incentive Option Plan (1994) (the “Directors Plan”) covering up to 200,000 options at a conversion rate of 1:1.

In June 1999, the Board of Directors of Silicom expanded the number of options covered by this plan by 120,000 options to 320,000 options.

In January 2001, the Board of Directors of Silicom expanded again the number of options covered by this plan by 180,000 options to 500,000 options.

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

5.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, and 2001, respectively:  No dividend yield for all years; expected volatility of 22.13% and 66.18% risk-free interest rates of 1.5% and 4.5% and expected lives of eight years for each plan options.

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 9 - Shareholders’ Equity (cont’d)

B.	Stock compensation plans (cont’d)

Fixed Stock Option Plans (cont’d)

A summary of the status of Silicom’s three fixed stock option plans as of December 31, 2003, 2002 and 2001 and changes during the years ending on those dates, is presented below:

	Shares (in thousands)	Weighted Average Exercise Price	Shares (in thousands)	Weighted Average Exercise Price	Shares (in thousands)	Weighted Average Exercise Price

	2003		2002		2001

Outstanding at beginning of year	794,500		640,500		530,300
Granted	-	-	187,500	$0.55 - 0.9	134,600	$0.60-5.37
Exercised	(1,500)	0.6	-	-	-	-
Forfeited	(25,250)	0.9-5.75	(33,500)	$0.55 -5.75	(24,400)	$1.62-2.50

Outstanding at end of year	767,750		794,500		640,500

Options exercisable at year-end	654,200		573,700		486,500

Weighted average fair value of options granted during the year		$-		$0.29		$3.22

C.	Retained earnings:

1.

In the event of distribution by the Company of cash dividends out of retained earnings which were tax exempt due to the “Approved Enterprises” status, the Company would be subject to a 25% corporate tax on the amount distributed, and further 15% withholding tax would be deducted from the amounts distributed to the recipients.  The Company has decided not to distribute the said tax-exempt income as dividends.  In the event of dividend distribution as above, the said tax amount would be charged as an expense in the statement of income.

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

Silicom Ltd. (An Israeli Corporation) and Subsidiary

Notes to the Consolidated Financial Statements

Note 9 - Shareholders’ Equity (cont’d)

D.	Earnings (loss) per share

	Year ended December 31

	2003			2002			2001

	Net loss	No. of shares	Per share amount	Net loss	No. of shares	Per share amount	Net income	No. of shares	Per share amount

	U.S. dollars and No. of shares in thousands - except per share amounts

Basic EPS

Loss available to common shareholders	$(1,509)	4,112	(0.367)	$(2,485)	4,110	$(0.605)	$(1,486)	4,110	$(0.362)

Effect of Dilutive Securities

Warrants and options	-	-	-	-	-	-	-	-	-

Dilutive EPS

Loss available to common shareholders and assumed conversion	$(1,509)	4,112	(0.367)	$(2,485)	4,110	$(0.605)	$(1,486)	4,110	$(0.362)

Note 10 - Taxes on Income

A.	Israel Tax Reform

During 2003, tax reform legislation was enacted with effect from January 1, 2003, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. From such date, an Israeli resident taxpayer will be taxed on income produced and derived both in and out of Israel.  The main provisions of the tax reform that may affect the Company are as follows:

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

The tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans.  Where a trustee arrangement is in place, the employer can either claim a deduction for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 50% or the Company can waive the tax deduction and the employee will pay a reduced tax rate of 25%.  Where there is no trustee arrangement, the employee is fully taxable and no deduction is allowed to the Company.  There are detailed provisions for implementing these tracks.  The Company is considering the alternatives.  The tax reform’s new practice is not in effect for options granted before December 31, 2002 under plans adopted before December 31, 2002. All current options granted by the Company were granted before December 31, 2002.

3.	Controlled foreign company (CFC)

The amendment to the law introduced Controlled Foreign Company (CFC) provisions, which, in certain circumstances, will lead to the Israeli company being charged tax on passive income of foreign affiliates as if it had received a dividend from such companies.

4.	Capital gains tax is reduced to 25% from 36%, except with respect to capital gains from marketable securities, with transitional provisions for assets acquired prior to January 1, 2003.

5.	The seven year limit for carrying forward of capital losses has been removed with respect to capital losses arising from 1996 and thereafter.

Note 10 - Taxes on Income (cont’d)

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

The final report as to the completion of investments under this program has been submitted to the Investment Center. The final approval has been received in October 2001.

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

Note 10 - Taxes on Income (cont’d)

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

E.	Tax assessments of Silicom Ltd.

Silicom received final tax assessments for all years up to and including the tax year ended December 31, 2000.

Silicom’s carryforward tax losses are approximately $4,231 thousand and $2,686 thousand as of December 31, 2003 and 2002, respectively.  The amount of Silicom’s tax losses will be reduced by any future income of the Company.

Note 10 - Taxes on Income (cont’d)

F.	Taxation of the subsidiary

At December 31, 2003, the subsidiary had approximately $544 thousand net operating loss carryforwards for U.S. federal income tax reporting purposes expiring $74 thousand in 2018, $265 thousand in 2021, $188 thousand in 2022 and $17 thousand in 2023.

At December 31, 2003, the subsidiary had approximately $452 thousand net operating loss carryforwards for New Jersey state income tax reporting purposes expiring $265 thousand in 2010 and $187 thousand in 2011.

The subsidiary has not yet been assessed for tax purposes since incorporation (1993).

G.	Deferred income taxes:

1.

Most of Silicom’s income is tax exempt due to the “Approved Enterprise” status granted to its production facilities.  Silicom has decided to permanently reinvest the amount of the said tax-exempt income, and not to distribute such income as dividends.

The amount of tax that would be payable had such tax-exempt income been distributed as dividends is approximately $0 thousand at December 31, 2003 (December 31, 2002 - $0 thousand).

2.	The components of deferred tax assets and liabilities, assuming taxation at maximum rates, are as follows:

	December 31	December 31

	2003	2002

	US$ thousands	US$ thousands

Employees’ rights liabilities	223	189
Allowance for doubtful debts	7	7
Deferred research and development costs	320	78
Loss for tax purposes	1,686	1,448

	2,236	1,722
Valuation allowance	(2,236)	(1,722)

	-	-

Statutory tax rate	36%	36%

The Company has recognized a recalculation allowance for its deferred tax assets that will more likely than not be realized.

Note 10 - Taxes on Income (cont’d)

H.	Taxes on income

Taxes on income comprise of:

	Year ended December 31

	2003	2002	2001

	U.S. dollars in thousands

Silicom Ltd.	-	-	33
U.S. subsidiary	-	-	-

	-	-	33

J.	Reconciliation of the statutory tax expense to actual tax expense

A reconciliation of the statutory tax expense, assuming all income is taxed at the statutory rate of 36% applicable to income of companies in Israel, and the actual tax expense, are as follows:

	Year ended December 31

	2003	2002	2001

	U.S. dollars in thousands

Income (Loss) before taxes on income, as reported in the statements of income	(1,509)	(2,485)	(1,453)

Theoretical tax on the above amount	(543)	(895)	(523)

Increase (decrease) in taxes resulting from permanent differences:

Non-deductible operating expenses	14	23	12

Tax exempt income	-	(64)	(112)

Valuation allowance	514	911	591

Adjustments arising from differences in the basis of measurement for tax purposes and for financial reporting purposes and other	15	25	* 65

Tax on income	-	-	33

*	Resulting from the difference between the changes in the Israeli CPI (the basis for computation of taxable income of the Company) and the exchange rate of the Israeli currency relative to the dollar.

Note 11 - Supplementary Balance Sheet Information

		December 31

		2003	2002

		U.S. dollars in thousands

A.	Receivables - trade:
	In Israel	51	23
	Abroad:
	The United States	573	307
	Europe	3	150
	Other	1	24

		628	504

	Net of allowance for doubtful accounts in the amount of	20	20

B.	Receivables - other:
	Government of Israel	143	107
	Prepaid expenses	25	25
	Income receivable	11	44
	Advanced to suppliers	61	73
	Sundry	50	28

		290	277

C.	Inventories:
	Raw materials and components	365	280
	Products in process	792	888
	Finished products	66	53

		1,225	1,221

D.	Other accounts payable and accrued expenses
	Employees and employee institutions	154	150
	Provision for vacation pay	222	184
	Government royalties	53	51
	Sundry	59	30

		488	415

E.	Balances in Currencies other than the U.S. dollar

	December 31

	2003			2002

	Israeli currency		Other Foreign currencies	Israeli currency		Other Foreign Currencies

	Linked*	Unlinked		Linked*	Unlinked

	U.S. dollars in thousands

Assets	47	798	9	13	789	-
Liabilities	16	1,679	2	-	1,519	-

*	Linked to the Israeli Consumer Price Index

Note 12 - Supplementary Income Statement Data

		Year ended December 31

		2003	2002	2001

		U.S. dollars in thousands

A.	Sales* - classified by geographical destination:
	In Israel	139	369	814
	Abroad:
	United States	3,194	1,770	2,033
	Europe	348	562	1,677
	Other	44	25	6

		3,725	2,726	4,530

	* Including - sales to single customers exceeding 10% of sales
	Customer “A”	2,126	990	1,387
	Customer “B”	**	414	565
	Customer “C”	**	-	770

	** Less than 10% of sales.

		Year ended December 31

		2003	2002	2001

		U.S. dollars in thousands

B.	Cost of sales:
	Materials consumed and subcontracted work	1,898	1,404	2,046
	Payroll and related expenses	213	211	312
	Royalties	66	70	149
	Other costs	158	166	253
	Written off inventory	27	-	1,023

		2,362	1,851	3,783
	(Increase) decrease in products in process and finished products inventories	(202)	240	(148)

		2,160	2,091	3,635

Note 12 - Supplementary Income Statement Data (cont’d)

		Year ended December 31

		2003	2002	2001

		U.S. dollars in thousands

C.	Research and development costs, net
	Payroll and related expenses	1,111	1,042	978
	Materials consumed and subcontracted Work	232	127	63
	Other costs	304	354	292

		1,647	1,523	1,333
	Less: royalty-bearing participations from the Government of Israel	(150)	15	(469)

	Research and development costs, net	1,497	1,538	864

		Year ended December 31

		2003	2002	2001

		U.S. dollars in thousands

D.	Selling and marketing expenses:
	Payroll and related expenses	644	749	773
	Commissions	37	36	93
	Advertising	13	22	24
	Trade shows and travel	140	112	105
	Other expenses	172	103	118

		1,006	1,022	1,113

		Year ended December 31

		2003	2002	2001

		U.S. dollars in thousands

E.	Financial income, net
	Interest income	80	188	285
	Translation loss, net	(31)	(21)	(17)
	Interest expenses on short-term bank credit and bank charges	(22)	(15)	(14)

		27	152	254

Note 13 - Related Party Balances and Transactions

A.	Balances with related parties:

	December 31

	2003	2002

	U.S. dollars in thousands

Trade receivables*	4	2

B.	Expenses to (income from) related parties:

	Year ended December 31

	2003	2002	2001

	U.S. dollars in thousands

Sales*	(18)	(15)	(69)

Costs and expenses**	30	21	13

*	Most of the transactions are sales to a related party, which is a distributor of the Company’s products in Israel. The terms of the transactions are not different from regular market terms.

**	Mainly participation in insurance, recruiting expenses and public relations expenses.

Note 14 - Financial Instruments and Risk Management

A.	Concentrations of credit risk

Financial instruments, which potentially subject Silicom to significant concentrations of credit risk, consist principally of cash and cash equivalents, short term and long-term investments and trade receivables.  Cash and cash equivalents balances of Silicom, which are subject to credit risk, consist of cash accounts held with major financial institutions.  Short-term investments, which consist of debentures and commercial paper, are invested at December 31, 2003 in several highly rated corporations.  Concentrations of credit risk with respect to trade receivables are limited due to the Company’s diverse customer base and their wide geographical dispersion.  The Company closely monitors extensions of credit and has never experienced significant credit losses.

B.	Concentrations of business risk

Although the Company generally uses standard parts and components for products, certain key components used in the products are currently available from only one source, and others are available from a limited number of sources.  Components currently available from one source include a proprietary LAN (Fast Ethernet and Ethernet) chipset, modem chipsets and other components, including other semiconductor devices, transformers and plastic and metal product housings.  The Company believes that it maintains a sufficient inventory of these components to protect against delays in deliveries.  There can be no assurance that it will not experience delays in the supply of critical components in the future or that it will have a sufficient inventory of critical components at such time to produce products at full capacity.  If the Company experiences such delays and there is an insufficient inventory of critical components at that time, the Company’s operations and financial results would be adversely affected.

Note 14 - Financial Instruments and Risk Management (cont’d)

B.	Concentrations of business risk (cont’d)

The Company’s OEMs, distributors and resellers are not within the Company’s control.  They are not obligated to purchase products from the Company and may represent other lines of products.  A reduction in sales effort or discontinuance of sales of products by OEMs, distributors and resellers could lead to reduced sales and could materially adversely affect our operating results.  Use of distributors and OEMs also entails the risk that distributors or OEMs will build up inventories in anticipation of a growth.  If such growth does not occur as anticipated, these distributors or OEMs may substantially decrease the amount of products ordered in subsequent quarters, discontinue product orders or even attempt to return unsold products.  The distribution industry has been characterized by rapid change, including consolidations and financial difficulties of distributors and the emergence of alternative distribution channels.  In addition, an increasing number of companies are competing for access to these channels.  The loss or ineffectiveness of any of the major distributors or OEMs (see Note 12A) could have a material adverse effect on the operating results.  The Company believes that no termination of a single distributor is likely to have a material adverse effect.  However, the termination or loss of several distributors at approximately the same time might have a temporary material adverse effect.

Note 15 - Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, investment securities, trade and other receivables, assets held for severance benefits and trade accounts payable.  The carrying amounts of these financial instruments, except for investment securities, approximate fair value because of the short maturity of these investments.

The fair value of investment securities is presented in Note 4 to these consolidated financial statements.

Note 16 - Recently Enacted Accounting Pronouncement

A.	FASB Statement No. 149, Amendment of Statement 133 on Derivative instruments and Hedging Activities

On April 30, 2003, the FASB issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative.  Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133.  The Company believes that the adoption of SFAS 149 does not have a significant impact on its consolidated financial statements.

Note 16 - Recently Enacted Accounting Pronouncement (cont’d)

B.	Financial Accounting Standard Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities”:

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements (“ARB 51”), to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. ARB 51 requires that an enterprise’s consolidated financial statements include subsidiaries in which the enterprise has a controlling financial interest. That requirement usually has been applied to subsidiaries in which an enterprise has a majority voting interest. The voting interest approach is not effective in identifying controlling financial interests in entities that are not controllable through voting interests or in which the equity investors do not bear the residual economic risk. FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether it is its primary beneficiary and therefore is required to consolidate that entity. FIN 46 also addresses the initial valuation of the assets and liabilities to be consolidated, the treatment of any gain or loss resulting from the initial measurement and disclosure requirements for the primary beneficiary. All entities with variable interest in variable interest entities created after January 31, 2003 shall apply the provisions of FIN 46 immediately. Public entities with a variable interest in a variable interest entity created before February 1, 2003 shall apply the provisions of this interpretation no later that the first interim or annual reporting period beginning after December 15, 2003. On December 24, 2003, FASB issued an Interpretation which made certain amendments to FIN 46 (FIN 46R). The revision clarifies the definition of a business by providing a scope exemption that eliminates the overly-broad definition in the original release that potentially could have classified any business as a variable interest entity. The revision also delays the effective date of the interpretation from the first reporting period following December 15, 2003 to the first reporting period ending March 15, 2004. The Company is currently evaluating the impact that FIN 46R may have on its consolidated financials statements.

C.	FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.

On May 15, 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.  This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).  Many of those instruments were previously classified as equity.  This Statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities.  It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption.  Restatement is not permitted.  The Company believes that the adoption of SFAS 150 does not have a significant impact on its consolidated financial statements.