Form 20-F
period 2004-12-31
SILICOM LTD
filed 2005-05-31
CIK 916793

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

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

4,213,550

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

As used herein or any in any document incorporated by reference hereto, the “Company”, “Silicom Ltd.”, “Silicom”, “Registrant”, “we”, “us”, or “our” refers to Silicom Ltd. and its subsidiary.

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

Selected Financial Data

The selected data presented below under the captions “Consolidated Statements of Operations Data” and “Consolidated Balance Sheets Data” for and as of the end of each of the years in the five-year period ended December 31, 2004, are derived from our consolidated financial statements, which have been audited by Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International independent registered public accounting firm. The consolidated financial statements as of December 31, 2004, and for each of the years in the three-year period ended December 31, 2004, and the report thereon, are included elsewhere in this annual report. The financial data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto, which are set forth in Item 18 – “Financial Statements” and the other financial information appearing elsewhere in this annual report.

   CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

Year Ended December 31
In US$ Thousands

	2004	2003	2002	2001	2000

Sales	$4,559	$3,725	$2,726	$4,530	$7,769

Cost of sales	2,999	2,160	2,091	3,635	4,829

Gross profit	1,560	1,565	635	895	2,940

R&D costs, gross	1,596	1,647	1,523	1,333	1,418

(Less) government
royalty-bearing participations	(145)	(150)	15	(469)	(410)

R&D costs, net	1,451	1,497	1,538	864	1,008

Selling, marketing, general
and administrative expenses	1,332	1,604	1,734	1,738	1,419

Total operating expenses	2,783	3,101	3,272	2,602	2,427

Operating income (loss)	(1,223)	(1,536)	(2,637)	(1,707)	513

Other expenses	-	-	-	-	-

Financial income
(expenses), net	(17)	27	152	254	398

Income (loss) before
taxes on income	(1,240)	(1,509)	(2,485)	(1,453)	911
Taxes on income	-	-	-	33	24

Net income (loss) (1)	(1,240)	(1,509)	(2,485)	(1,486)	887

Earnings (loss) per share
Basic earnings (loss) per
ordinary share	$(0.30)	$(0.37)	$(0.60)	$(0.36)	$0.22

Weighted average number of
ordinary shares used to
compute basic earnings (loss) per share (in thousands)	4,190	4,112	4,110	4,110	4,103

Diluted earnings (loss) per
ordinary share	$(0.30)	$(0.37)	$(0.60)	$(0.36)	$0.20

Weighted average number of
ordinary shares used to
compute diluted earnings
(loss) per share (in
thousands)	4,190	4,112	4,110	4,110	4,394

(1) Net income is after deduction of taxes on income, which have been reduced by virtue of tax benefits to which the Company is entitled in its capacity as an "Approved Enterprise" under Israeli law. As such, the Company was not required to pay full income tax for a period of up to seven years ending in 1997 and also for ten years ending in 2006. See Note 10B to the Financial Statements and "Item 10" - Additional Information - Taxation."

	2004	2003	2002	2001	2000

Consolidated Balance
Sheets Data:
Working capital	$3,147	$3,675	$5,686	$5,583	$9,051
Total assets	$5,525	$6,118	$7,404	$9,658	$12,159
Short-term debt	$1,530	$1,046	$976	$760	$1,812
Long-term debt	$957	$895	$743	$728	$691
Shareholders' equity	$3,038	$4,177	$5,685	$8,170	$9,656
Number of shares
outstanding	4,213,550	4,126,800	4,125,300	4,125,300	4,125,300

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

Our Multi Port Gigabit Ethernet Server Networking products, including our TOE/iSCSI products are characterized by long sales cycles

The Multi Port Gigabit-Ethernet Server Networking Adapters we manufacture and sell, became our principal sales growth engine in 2004 and we expect them to continue being so in the coming years. Our sales of these products and the sales of our TOE/iSCSI products, typically involve significant capital investment decisions by prospective end customers, as well as a significant amount of time to educate such end customers as to the benefits of systems and appliances that include our products. As a result, before purchasing systems and appliances which include our products (and consequently facilitating sales of our products), companies spend a substantial amount of time performing internal reviews and obtaining capital expenditure approvals. The decision making process of our customers includes several time consuming processes: they need to define the required configuration of their server system/appliance, derive the need for adapters, evaluate adapters, qualify adapters and then (or in parallel) negotiate the terms for a purchase. It may therefore take 12 months or more from the time we first contact a prospective customer before receiving an initial order. These long sales cycles make it difficult to predict when and to what extent discussions with potential customers will materialize into sales and could cause our revenue and operating results to fluctuate widely from period to period. In addition, our allocation of significant resources to potential sales opportunities that do not materialize into sales could have a material adverse affect on our business, results of operations and financial condition.

The loss or ineffectiveness of our original equipment manufacturers may have a material adverse effect on ouroperations and financial results.

Our sales and marketing strategy is to develop and maintain strategic relationships with leading original equipment manufacturers (“OEMs”), installers and integrators in the computer industry, which sell our connectivity products under their own private labels or integrate our products into their systems. These OEMs are not within our control, are not obligated to purchase our products, and may represent other lines of products. A reduction in their sales efforts or discontinuance of sales of our products by our OEMs could lead to reduced sales and could materially adversely affect our operating results. Use of OEMs also entails the risk that they will build up inventories in anticipation of a growth in sales. If such growth does not occur as anticipated, such OEMs may substantially decrease the amount of products ordered in subsequent quarters, discontinue product orders or even attempt to return unsold products (although our standard agreements do not allow return of products). In 2004, one OEM, which was our major customer, was responsible for the vast majority of our sales of Ethernet/Fast Ethernet products (see footnote 12 to the consolidated financial statements). Although sales to this customer during the first half of 2005 were slightly higher than in the first half of 2004, information received from this OEM customer indicates that sales to this customer will diminish in the second half of 2005. The termination or loss of this OEM, or of several OEMs at approximately the same time, without being able to compensate this loss with sales to other new OEM customers might have a material adverse effect.

The markets for our products change rapidly and demand for new products is difficult to predict.

The markets for our products are characterized by rapidly changing technology, short product-life cycles and evolving industry standards. For example, innovations in the modem and Ethernet industries have enabled PC manufacturers to incorporate modems and Ethernet cards in their original products. Such innovations have eliminated much of the need for our legacy products and have caused the market for these products to decline significantly. As such, our Modem PC Cards have been completely phased out and we believe that our Ethernet/Fast Ethernet PC Cards will also be phased out completely over time. We intend to continue making substantial investments in product and technology development. Although we have recorded growing sales of our new lines of products, Multi Port Gigabit-Ethernet Server Networking Adapters and TOE/iSCSI Network Adapters, there can be no assurance that we will continue to be successful in selecting, developing, manufacturing and marketing enhanced and new products in a timely manner.

We may experience difficulty in developing new, commercially successful products at acceptable release times.

Since we commenced operations, we have conducted extensive research, development and engineering activities. Our efforts emphasize the development of new products, cost reduction of current products, and the enhancement of existing products, generally in response to rapidly changing customer preferences, technologies and industry standards. Although throughout 2004 and the first months of 2005 we recorded growing sales of our latest lines of products, Multi Port Gigabit-Ethernet Server Networking Adapters and TOE/iSCSI Network Adapters, we cannot guarantee that these products will be widely accepted by the marketplace or that any of our development efforts will result in commercially successful products, that such products will be released in a timely manner or that we will be able to respond effectively to technological changes or new product announcements by others.

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

The data communications industry is highly competitive. We face competition from numerous companies, some of which are more established, benefit from greater market recognition and have greater financial, production and marketing resources than we do. For example, in the evolving server networking industry for which we have developed our multi-port Gigabit-Ethernet Server Networking cards, our main competitor is Intel, in the TOE industry our main competitors are Alacritec, Inc. and Adaptec, Inc. and in the iSCSI industry our main competitors are Emulex, Inc., Qlogic, Inc., and JNI, Inc. We cannot guarantee that our present or contemplated products will continue to be distinguishable from those of our competitors or that the marketplace will find our products preferable to those of our competitors. Furthermore, there can be no assurance that competitive pressures will not result in price reductions that could materially adversely affect our business and financial condition and the results of our operations.

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

Substantially all of our international sales are denominated in U.S. dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions, and changes in tariffs and freight rates. We believe that the rate of inflation in Israel and exchange rate fluctuations between the New Israeli Shekel (NIS) and the U.S. dollar have had a minor effect on our business to date. However, our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar, if the timing of such devaluation lags behind inflation in Israel or if the dollar devaluates against the NIS. See “Item 5. Operating and Financial Review and Prospects – Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets.”

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

Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and the Arab countries in the region. This state of hostility has varied in degree and intensity over time. A significant increase in violence began in September 2000 and has continued with varying levels of severity into 2005 and negotiations between Israel and Palestinian representatives ceased for some time. Beginning in late September 2000 and until the first months of 2005, there was a significant increase in hostilities and unrest as between Israel, the Palestinian Authority and certain terrorist groups operating within the Palestinian Authority. Since the beginning of 2005, negotiations between Israel and the Palestinian Authority have been renewed and hostilities have diminished. While such development has calmed the region and while previous hostilities did not have a material adverse impact on our business, we cannot guarantee that hostilities will not be renewed and have such an effect in the future. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, many of our facilities are located in Israel. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

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

Responding to changes in the market for connectivity products, we leveraged our expertise in developing connectivity solutions for portable and desktop computer users and introduced a range of connectivity solutions which facilitate connection between PCs and broadband internet modems in the years 2000 and 2001. In 2002 we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end multi-port server networking cards, which we expect to be the principal engine of our sales growth in the coming years. In November and December of 2003 we secured our first design wins for these new products. Since that time we have identified the server-based network appliances market and specifically, the server-based security appliances within such market as demonstrating a strong demand for our products. We have added to our product lines networking products which include special functionalities for the server based appliances and have started to receive orders for both our server networking products and our appliance focused networking products. We secured additional design wins throughout 2004. In April 2004, we announced our new TOE/iSCSI Server Network Adapters, in July 2004 we announced our SSL/IPSEC encryption cards and in November 2004 we announced our new TAP-NIC products.

Business Overview

We are currently active in the following markets, each of which is described in greater detail below:

—	High-end Server networking cards: these are the products for which we are leveraging our expertise in networking and operating systems.

—	High-end Networking Bypass cards: in this area we produce server networking cards with special functionalities for security appliances and we leverage the achievements of our Server Networking Cards for the growing security market.

—	Connectivity solutions for portable PCs: this is our traditional area of expertise, in which demand for our products has significantly declined and in which we expect to fully phase out over time.

—	Broadband Internet access: this is the area in which we leveraged our core technology and connectivity solutions know-how in 2000 and 2001. Our operations in this industry are declining as well.

High end Server Networking Cards

In an effort to leverage our strengths, in late 2001 we began exploring a new direction which we feel has become and will continue to be our primary growth driver in the future: high-end server networking cards. Our core expertise has always been our broad range of Ethernet and connectivity products, which provided personal computer users with solutions to their connectivity problems. In late 2002 we decided to employ our core know-how in the realm of server-based systems. Doing so takes advantage of our competitive edge by using the expertise we have developed in connectivity solutions for personal computers in industries which require broader connectivity solutions with very high-performance environments. These industries include data storage, video on demand, internet content delivery, high-performance computing, web servers, security appliances, etc. Our decision to move into the server-based systems area also capitalizes on our previous experience with the storage market.

We believe that the high-end server networking cards will continue to be a key driver of our growth in the coming years. A distinct advantage of these products is that the demand in the server industry has been almost continuously growing. The server-based systems industry is an industry that continues to require innovative solutions which must become faster each time they are implemented. However, the process of achieving design wins and obtaining new customers is time consuming as a result of the fact that the sales cycles for products in this industry are long. Nevertheless, each design win we achieve, may represent an opportunity for sustained, long-term revenues.

We have developed a line of products for the evolving server networking industry which facilitates interaction between servers, allowing them to communicate with each other. It would be difficult to design such high-end products without a high level of cross-disciplinary knowledge. The products we have developed use our Ethernet and operating systems expertise. The first products in this line are eight multi-port Gigabit-Ethernet Server Networking cards. These are powerful products that allow server-based systems to fully exploit the high-speed potential of Gigabit Ethernet. The products have either two, four or six ports, which plug into the servers between which interaction is facilitated. Our main competitor in this area, Intel, has developed cards which do not cover the full scope of features that our products do. For instance, Intel’s products do not offer six ports, nor do they offer Multi Port Fiber LX interfaces. We believe that our expanded feature set coupled with the fact that our products are based on two different industry leader chip sets, which makes them more compatible with our potential customers’ needs, gives us a competitive edge. To the best of our knowledge we are currently the only company offering such a comprehensive range of server networking products.

Our business model for our server networking lines of products is called the Design Win Model. It is based on the exploitation of our core intellectual property relating to connectivity solutions and networking. The following are the main aspects of this model:

—	We approach a potential customer or are approached by such customer.

—	If the customer shows interest in the products and we believe that achievement of a business relationship with the customer is possible, we ship products for such customer’s evaluation.

—	During the evaluation process the customer receives a few of our Server Networking Cards for initial basic testing. If the evaluation process is successful, we ship products for qualification.

—	During the qualification process the customer receives a larger amount of our Server Networking Cards for more specific testing and customization of our products to its specific needs.

—	If the qualification process is successful, we enter into negotiations regarding the terms of a business relationship and only consider the achievement of a design win, upon receipt of the first purchase orders from the customer.

—	In some cases, typically with the larger customers, the evaluation and qualification process may take 12 months or more.

—	Once we have achieved a design win, the customer will purchase products from us, in order to incorporate them within its server based systems. This is generally true for as long as there is a demand for the customer’s products and we are a single source for such customer, however, in some cases we may be a second source for such products.

High-end Networking Bypass Cards for Security and other Network Appliances

Following achievement of the design wins with respect to our Server Networking Cards, we subsequently developed some of these same products with a bypass feature. Intended for mission-critical environments, the Silicom Gigabit Ethernet Bypass Networking Cards feature innovative bypass circuitry to maintain continuity of network connectivity in the event of a gateway failure. Upon the occurrence of a gateway failure, the card’s bypass mechanism automatically reroutes traffic to bypass faulty components, enabling customers to have reliable and always available network accessibility. As with all of Silicom’s Multiport Gigabit Ethernet Networking Cards, the Bypass cards also improve server throughput and performance during normal operations by reducing network congestion, simplifying network management, and minimizing CPU utilization. The addition of the innovative bypass capability makes Silicom Gigabit Ethernet Bypass Networking Cards an appropriate connectivity solution for security appliances, as well as for appliances targeted at other high-potential, growing markets such as network monitoring, load balancing, network event management, network optimization, LAN policy enforcement, intrusion detection, virus protection, e-mail content filtering, and more. To the best of our knowledge we are currently the only company offering such a comprehensive line of bypass products, which offers dual port and quad port cards, copper and fiber interfaces and dual chip set. Although the situation may change in the future, we believe that our competition in the bypass card market is less significant than in the non-bypass card market.

The following is a brief description of our networking products related to the above two sub categories:

The products are divided into two groups: One group of products is based on Broadcom’s chipset and the other group is based on Intel’s chipset.

Products based on Broadcom’s chipset are: PXG6, PXG4, PXG2, PXG2F, PEG1, PEG1F, PXG2BP, PXG4BP. The number in each product name represents the number of Gigabit-Ethernet ports that the product has. The F (in the fourth product) represents a Fiber-optic Ethernet interface, rather than a copper Ethernet interface as in the other products. The X represents PCI-X based products, while E represents PCI-Express based products, indicating products which are based on the newest PCI-Express bus. The BP represents a card that carries the bypass functionality. Products based on the Intel chipset carry the same name with an addition of “I” at the end to indicate the Intel chipset. We have: PXG6i, PXG4i, PXG2i, PXG2Fi, PXG4Fi, PXG2BPi, PXG4BPi, PXG2BPFi and PXG4BPFi. Except for the difference in the type of chipset, type of bus, bypass functionality, number of ports and type of Ethernet interface, all of the following other principal applications and key features of these products are similar:

Principal Applications, all of which demand high performance multi port connectivity:

—	Security and other network appliances
—	Network-attached storage (NAS)
—	Video on Demand servers
—	Content Delivery servers
—	Internet Service Providers / Web Hosting
—	High end computing

Key Features which enable high performance Gigabit speed multi port cards:

—	Six, four or two independent copper, or, four or two independent fiber, Gigabit Ethernet channels with support for Gigabit Ethernet (1000Base-T), Fast Ethernet (100Base-Tx), and Ethernet (10Base-T).
—	Auto-negotiation automatic sensing and switching between 1000Mbps full duplex or 100 / 10 Mbps operations Simplex or Full Duplex.
—	Host Interface standard support:
š	PCI v2.2 32/64 bit, 33/66Mhz
š	PCI-X v1.0 32/64-bit, 66/100/133MHz
—	Individual MAC address for each port (support multiple domain/IP networks).
—	Ultra deep, 64 KB packet buffer per channel, which lowers CPU utilization and avoids PCI-X congestion.
—	Dual high speed RISC processor per channel for advanced packet classification.
—	TCP/UDP/IP checksum offloads to shift checksum processing from the host CPU to the NIC for improved system response and longer CPU life.
—	TCP segmentation offloads to reduce host CPU load for improved system performance.
—	Server class reliability, availability and performance features.
—	Link Aggregation and Load Balancing:
š	Switch dependent: 802.3ad (LACP), Generic Trunking (GEC / FEC)
š	Switch and NIC Independent
š	Failover
—	Priority queuing – 802.1p layer 2 priority encoding.
—	Virtual LANs -802.1q VLAN tagging.
—	Jumbo Frame (9KB) to speed data transfer rates and further improve the throughput.
—	PCI Hot-Plug for replacement and removal of server NIC to a PCI Hot Plug compatible server without powering down the system.
—	802.x flow control.
—	Boot ROM, embedded or optional, which can be used for Boot ROM applications.

In April, 2004, we announced the release of our next generation of products, which is based on a TOE (TCP/IP Offload Engine) solution. Multi port Gigabit-Ethernet cards can work at very high speeds, but in some cases, they bring the CPU utilization of the host-server to almost 100%. Our high-performance TOE (TCP/IP Offload Engine)/iSCSI server adapters are designed to accelerate server performance through the elimination of server-CPU bottlenecks by independently handling many computation-intensive tasks, which releases the CPU of the host-server and allows it to deal with its original missions. In addition, by providing iSCSI functionality, our products facilitate implementation of the low-cost iSCSI storage protocol without loading the server. We have already received purchase orders for our Dual Port PCI-X TOE/iSCSI Server Adapter, the first product of the new line. We believe that sales in this market will grow in the coming years, however, the current growth rate in sales in this market is moderate as market education is required for the adaptation of this type of product.

Traditional Connectivity Solutions for Portable PCs.

Since the early 1990s, there has been a steady growth in sales of portable computers. This growth has been driven by technological advances, which have resulted in the continued introduction to the market place of more compact, more powerful, lighter and easier to use portable computers. These advances have made portable computers a solution for an increasingly mobile workforce, such as traveling executives, consultants, salespeople, telecommuters and people who take their work home with them. In addition, as portable computers have become more powerful, an increasing number of portable computers are now utilized as primary PCs in and out of the office, and are used instead of (and not in addition to) traditional desktop PCs. The growth in the use of portable computers has corresponded with an increased dependence on network-based communication systems, resulting from the need to effectively and efficiently use resources and communicate information in today’s competitive business environment. In the field of portable computers, our core strength has been our broad range of single and multi-function connectivity products that incorporate various Silicom and third party technologies to provide portable computer users with a comprehensive solution to their connectivity problems.

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

Broadband Internet Access

One of the former technological challenges in delivering high-speed internet services to subscribers was to easily connect a broadband modem to a subscriber’s PC. Most Broadband modems are external and must be physically connected to the PC. While initially most broadband modems used Ethernet technology, most home computers did not have an Ethernet card installed. This created a bottleneck in installation, limiting the speed with which broadband internet service providers could penetrate the market. This bottleneck was further complicated by the fact that telephone and cable companies supplying broadband internet service may not have had enough qualified technicians who had the know-how to connect the internet platform to the PC.

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

Principal Markets

The principal markets in which we compete are set forth more particularly in, and are incorporated by reference to footnote 12(A) to Item 18 of this annual report (the financial statements). In 2002, 2003 and 2004, approximately 21% 9%, and 6%, respectively, of our sales were in Europe, 65% 86%, and 84%, respectively, were in the United States and Canada, and 14% 5%, and 10%, respectively, were in other countries. Our main business is not seasonal, and we believe that there are sufficient sources and raw materials available to sustain it.

Sales and Marketing

Over the last few years, our sales and marketing has been carried out through a network of strategic relationships with leading original equipment manufacturers, installers and integrators in the computer industry which sell our connectivity products under their own private labels or incorporate our integrated circuits or modules into their products. They are referred to in this report as OEMs, or OEM customers. Our strategy of carrying out strategic relationships with OEM customers has not changed. We believe that these relationships enable us to take advantage of the superior financial resources and market presence of these companies to increase our sales and establish, maintain and strengthen our position and reputation in the market for connectivity products. We will continue to market complete product solutions, but believe that these complete product solutions will become less important as we move towards the server networking markets. In addition, we believe that relationships with OEMs improve access to new technologies developed by such OEMs, thereby shortening the time-to-market of our products and technology and ensuring smooth integration of our products and technology with those of the OEMs. In furtherance of this strategy, we have entered into additional strategic arrangements with additional OEMs. These companies incorporate our connectivity products and/or technology under their own private labels or integrate our products/technology into their systems or as part of their systems. In 2004 we entered into an OEM agreement with a world-leading provider of internet security solutions, and recorded design wins from other OEMs who purchase our products. Revenues from sales of our connectivity products (including integrated circuits) to OEM customers in 2004 constituted approximately 87% of our revenues. We expect the percentage of our revenues that is derived from sales of connectivity products to OEM customers to increase as we continue to focus our efforts on our server products, which are sold to OEMs as well. As such, the loss of some of our OEM customers may have a material adverse effect on our operations and financial results and we cannot assure you that we will be able to enter into strategic relationships with OEMs in the future. Our other non-OEM products are marketed directly, through our U.S.-based subsidiary and through a worldwide network of independent distributors. Normal payment terms of our distributors are up to 60 days net. Substantially all of our international sales are denominated in U.S. dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions, and changes in tariffs and freight rates. We have experienced no material difficulties to date as a result of these factors.

Our arrangements with OEMs, distributors and resellers are generally non-exclusive. We have generally experienced good relations with our OEM customers and distributors and are not aware of any pending terminations other than with respect to products that newer technologies have eliminated the need for.

Our OEMs, distributors and resellers are not within our control. They are not obligated to purchase products from us and may represent other lines of products. A reduction in sales effort or discontinuance of sales of our products by our OEMs could lead to reduced sales and could materially adversely affect our operating results. Use of OEMs also entails the risk that OEMs will build up inventories in anticipation of a growth in sales. If such growth does not occur as anticipated, these OEMs may substantially decrease the amount of products ordered in subsequent quarters, discontinue product orders or even attempt to return unsold products. The loss or ineffectiveness of our major OEMs could have a material adverse effect on our operating results. We believe that no loss of a single OEM is likely to have a material adverse effect on us. However, the loss of several OEMs at approximately the same time might have a temporary material adverse effect on us.

Research and Product Development

Since we commenced operations, we have conducted extensive research, development and engineering activities. Our efforts emphasized the development of new products, cost reduction of current products, and the enhancement of existing products, generally in response to rapidly changing customer preferences, technologies and industry standards. We currently are capitalizing on our technology base and our experience in order to develop server networking cards to be used by manufacturers of server-based systems. During 2003 and 2004 we fully matured our multi port line of products and further invested in the development of our TOE/iSCSI cards (announced in April 2004) and our bypass and TAP solutions.

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

We seek to monitor quality with respect to each stage of the production process including, but not limited to, the selection of component suppliers, warehouse procedures and final testing, packaging and shipping. We have been certified as complying with “ISO 9001:2000", which is a quality control standard used in our industry. We believe that our quality assurance procedures have been instrumental in achieving a high degree of reliability for our products. We intend to continue to maintain and improve the efficiency of such procedures. Although we generally use standard parts and components for our products, certain key components used in our products are currently available from only one source, and others are available from a limited number of sources. Components currently available from one source include proprietary Gigabit Ethernet chipsets and other components, including other semiconductor devices and transformers, as well as plastic and metal product housings. We believe that we maintain a sufficient inventory of these components to protect against delays in deliveries. There can be no assurance that we will not experience delays in the supply of critical components in the future or that we will have a sufficient inventory of critical components at such time to produce products at full capacity. If we do experience such delays and there is an insufficient inventory of critical components at that time, our operations and financial results would be adversely affected.

We are generally required to fill orders for our products within a few weeks after receipt of a firm purchase order. Consequently, backlog is maintained at low levels.

Competition

The data communications industry is highly competitive. We face competition from numerous companies, some of which are more established, benefit from greater market recognition and have greater financial, production and marketing resources than we do. We cannot guarantee that our present or contemplated products will continue to be distinguishable from those of our competitors or that the marketplace will find our products preferable to those of our competitors. Furthermore, there can be no assurance that competitive pressures will not result in price reductions that could materially adversely affect our business and financial condition and the results of our operations.

With respect to our legacy products for portable computers, while the demand for such products is declining, we still face competition from a variety of companies which may expedite the rate of decline in demand for such legacy products. In the broadband internet access industry, we face major competition from numerous Far Eastern companies, causing the demand for our products in this industry to be less than previously expected. In the evolving server networking industry for which we have developed our multi-port Gigabit-Ethernet Server Networking cards, our main competitor is Intel. In the TOE industry our main competitors are Alacritec, Inc. and Adaptec Inc., and in the iSCSI industry our major competitors are Emulex Inc., Qlogic Inc., and JNI Inc. In the bypass cards industry, our competition is not as significant. To the best of our knowledge, our only significant competitor there is Interface Masters. There also may exist other local solutions which may compete with our products, proposing solutions which are not an embedded card but rather an external box.

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

Governmental Regulation Affecting the Company

We are affected by the terms of research and development grants we have received from the Office of the Chief Scientist of Israel (“OCS”). Under the terms of Israeli Government participation, a royalty of 3% or up to 5% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% or 150% of the grant is repaid. For projects approved after January 1, 1999, the amount of royalties payable is up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR. The terms of Israeli Government participation also impose significant restrictions on manufacturing outside Israel of products developed with government grants and the transfer to third parties of technologies developed through such projects is subject to approval of the OCS. There can be no assurance that such approval, if requested, will be granted on reasonable commercial terms.

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

Organizational Structure

We are a member of the “Rad Group” of companies, which is an affiliated group of high-technology companies in Israel. We have one wholly owned subsidiary which is incorporated in the United States under the name Silicom Connectivity Solutions, Inc. Two of our founders, Messrs. Yehuda and Zohar Zisapel, are also founders, directors and principal shareholders of several other corporations within the Rad Group. See Item 7. “Major Shareholders and Related Party Transactions.”

Property, Plants and Equipment

We do not own any real property, but we lease property at three locations. Our executive offices and research and development facilities are located in Kfar Sava, Israel. The original term of our lease with respect to such space expired on October 31, 1998, and was renewable for additional one-year periods through October 31, 2002. Since that time we have nonetheless continued to renew our lease for additional one year periods, most recently through October 31, 2005. The lease was originally for approximately 945 square meters and was reduced to 600 square meters in January 2003. We currently pay a monthly rent of $5,000.

We conduct our manufacturing from a facility of approximately 610 square meters in Yokneam, Israel. The monthly rent payments for this facility are $5,010. The lease was originally for a 4 year period, ending on August 15, 2004 and included an option to renew the lease for an additional period of one year. We exercised the renewal option for our manufacturing facility, and further extended the lease agreement until August 15, 2006.

From March 1997 through January 2004 we leased space in Mahwah, New Jersey from an affiliate. Commencing in February 2004, we began to sub-lease space in Paramus, New Jersey, from an affiliate. Currently, the base monthly rent payments for this space are $405, plus an additional $50 per month for maintenance and utilities. See “Item 7 – Major Shareholders and Related Party Transactions.”

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

General

Silicom was incorporated in Israel and commenced operations in 1987. We have traditionally been engaged in the design, manufacture, marketing and support of connectivity solutions for mobile and remote personal computer users. In the years 2000 and 2001, we leveraged the IP developed in this area for use in the broadband internet access market. In late 2002 we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end server networking cards. We made initial sales of these products to a number of customers during 2003 and recorded growing sales of these products throughout 2004. We primarily sell our products through Original Equipment Manufacturers and, to a lesser extent, through independent distributors (on a non exclusive basis). In the United States, we market our products through our wholly owned United States subsidiary, Silicom Connectivity Solutions, Inc.

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

— Inventories – Inventories are stated at the lower of cost or market. Cost is determined using the “average-cost” method for raw materials. The cost of the work in process and finished goods of the Company’s Traditional Products is determined based on the allocation of labor and overhead, which are allocated on the basis of raw materials consumption. The cost of the work in process and finished goods of the Company’s Server Networking Products is determined based on a specific allocation of overhead to each product. We carefully examine our obsolete or slow inventory situation and establish all allowances for obsolete or slow moving inventory to record at the lower of cost or market. The examination of obsolete or slow moving inventory includes our estimates of the likelihood of using or selling each of the material inventory parts.

— Allowance for doubtful accounts – Trade receivables are recorded less the related allowance for doubtful accounts receivable. We consider accounts receivable to be doubtful when it is probable that we will be unable to collect all amounts, taking into account current information and events regarding our customers’ ability to repay their obligations. The balance sheet allowance for doubtful debts is determined as a specific amount for those accounts the collection of which is uncertain. We perform our estimates regarding potential doubtful debts based on payment history and correspondence with our customers, and based on new information we receive about customers’ financial situation. As of December 31, 2004, the allowance for doubtful debts was $20,000.

— Deferred Taxes – We account for income taxes under SFAS 109 “Accounting for Income taxes”. Under SFAS 109, deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. Deferred tax assets for future tax benefits from realization are included when their realization is more likely than not. Valuation allowances are established when necessary to reduce deferred taxes assets to the amount expected to be realized. Deferred taxes were not recorded in respect of the following matters:

■ Carry forward tax losses – As of December 31, 2004, we had carry forward tax losses in Israel of approximately $5,796,000 and our subsidiary had federal carry forward tax losses of approximately $579,000 to be realized until 2018 to 2024 and New Jersey state carry forward tax losses of approximately $451,000 to be realized until 2010 to 2011. There is no assurance that these carry forwards will be realized.

■ Taxes, which may apply upon the realization of investments in consolidated subsidiaries and affiliated companies – currently there is no intention to realize such investments.

Recently Enacted Accounting Pronouncements

In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs, an amendment to ARB 43, Chapter 4 (SFAS 151). The amendments made by SFAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges, and also require the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provision of SFAS 151 should be applied prospectively. Adoption of this statement is not expected to have a material impact on the Company’s financial statements.

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“EITF 03-1”). EITF 03-1 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. On September 30, 2004, the FASB issued FSP 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue 03-1, ‘The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments’,” delaying the effective date for the recognition and measurement guidance of EITF 03-1, as contained in paragraphs 10-20, until certain implementation issues are addressed and a final FSP providing implementation guidance is issued. The disclosure requirements of the consensus remain in effect. The Company has adopted the quantitative and qualitative disclosures for investments accounts for under FASB 115 in fiscal year ended December 31, 2004.

In December 2004, the FASB issued SFAS No. 123 (Revision 2004), “Share-Based Payment”, (SFAS 123R), that addresses the accounting for share-based payment transactions in which employee services are received in exchange for either equity instruments of the Company, liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed in APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Instead, SFAS 123R requires that such transactions be accounted for using a fair-value-based method and that compensation expense be recognized in the statement of operations rather than disclosing the pro forma impact of the stock based compensation as the Company currently discloses in Note 9. SFAS 123R provides two alternative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS 123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS 123R in accordance with the original provisions of SFAS 123; that is, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance with SFAS 123. A company would not be permitted to make any changes to those amounts upon adoption of SFAS 123R unless those changes represent a correction of an error. The provisions of SFAS 123R are effective for annual periods beginning after June 15, 2005. This Standard will be effective for the Company as of January 1, 2006. The Company expects the adoption of this Standard will reduce 2006 net income by approximately US$ 144 thousand. This estimate is based on the number of options currently outstanding and exercisable and could change based on the number of options granted or forfeited in fiscal 2005 and 2006.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets – an amendment to APB No. 29.” This Statement amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity expected to change significantly as a result of the exchange. Adoption of this statement is not expected to have a material impact on the consolidated financial statements of the Company.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” that requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. This Interpretation is effective for fiscal years ending after December 15, 2005. Accordingly, the Company is required to adopt FIN 47 in its fiscal year ended December 31, 2005. We do not expect adoption of FIN 47 to have a material effect on our Consolidated Financial Statements.

Operating Results

The following table sets forth, for the periods indicated, the relationship (in percentages) of items from our Consolidated Statement of Operations Data to our total sales:

Year Ended December 31,

	2004	2003	2002

Sales	100%	100%	100.0%

Cost of sales	65.8	58.0	76.7

Gross profit	34.2	42.0	23.3

R&D costs, gross	35.0	44.0	55.9

(Less) government royalty
bearing participation	(3.2)	(4.0)	0.5

R&D costs, net	31.8	40.0	56.4

Selling, marketing, general and
administrative expenses	29.2	43.1	63.6

Operating Loss	(26.8)	(41.1)	(96.7)

Financial income (expenses), net	(0.4)	0.7	5.5

Net Loss for the year	(27.2)	(40.4)	(91.2)

Sales in 2004 increased to $4,559,000 compared to $3,725,000 in 2003, mainly due to the growing sales of our server networking cards. Approximately 48% of our sales in 2004 were attributable to our line of multi-port Gigabit Ethernet networking cards, 44% were attributed to our traditional connectivity solutions for portable computer products, and 8% were attributable to broadband internet access products and to other sales.

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

Gross profit in 2004 was $1,560,000 compared to $1,565,000 in 2003. Gross profit as percentage of sales in 2004 was 34.2%, compared to 42.0% in 2003. The Gross profit percentage was lower in 2004 than in 2003 mainly due to 2004 being a transitional period between sales of legacy products and new products. In such transitional period, the manufacturing quantities, which represented only initial quantities for the new design wins, were translated into high manufacturing costs, significantly impacting our profitability. We believe that gross profit will rise as sales continue to build following design wins already recorded and new design wins which we may achieve.

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

Gross research and development expenses for 2004 decreased insignificantly by 3.1% to $1,596,000 compared to $1,647,000 during 2003. Because the markets for our products are characterized by rapidly changing technology, short product-life cycles and evolving industry standards, our success will depend upon our ability to select, develop, manufacture and market new and enhanced connectivity and networking products in a timely manner to meet changing market needs. We expect to continue to invest significant resources in new product development, enhancements to existing products, and the development of new networking and connectivity technologies.

Gross research and development expenses for 2003 increased by 8.1% to $1,647,000 compared to $1,523,000 during 2002, mainly due to the level of our investment in our server networking product lines, in which we invested all of our research and development efforts.

Selling and marketing expenses for 2004 decreased by 28.6% to $718,000, compared to $1,006,000 during 2003, mainly due to the fact that we ceased most of our sales and marketing activities for our traditional products and focused mainly in promoting the sales and marketing of our server networking products.

Selling and marketing expenses for 2003 decreased immaterially by 1.6% to $1,006,000, compared to $1,022,000 during 2002. While in 2003 we invested significant resources in selling and marketing our new line of multi port Gigabit Ethernet server adapters, we invested significantly less in our traditional product lines, hence there was no material change between 2003 and 2002.

Net loss for 2004 was $1,240,000 compared to a net loss of $1,509,000 in 2003, mainly due to the decrease in selling and marketing expenses.

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

We do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions, if management determines that it is necessary to offset such risks.

Liquidity and Capital Resources

At December 31, 2004, we had working capital of $3,147,000 and our current ratio (current assets to current liabilities) was 3.05. Since inception, our operations have been funded through capital contributions, research and development grants and cash flow from operations. Cash and cash equivalents as of December 31, 2004 decreased by $725,000 to $1,086,000 compared with $1,811,000 as at December 31, 2003. Short-term investments fell by $248,000 and long-term investments fell by $549,000. The net decrease of $1,522,000 in these three balance sheet items in 2004 was caused mainly due to the net annual loss.

Short term trade receivables increased to $741,000 at December 31, 2004 from $628,000 on December 31, 2003, mainly due to the increase in sales in the fourth quarter of 2004, as compared to sales in the fourth quarter of 2003. Other receivables increased immaterially from $290,000 to $337,000.

Cash used in operating activities in 2004 amounted to $1,536,000 compared to cash used in operating activities in the amount of $1,414,000 in 2003. In both years the cash used in operating activities was the result of the operating losses in such years. The figure is higher in 2004 due to the fact that as sales grow, we are required to devote more resources to inventories and manufacturing activities, before we receive payments from customers.

Inventories increased from $1,225,000 at the end of 2003 to $1,994,000 at the end of 2004, mainly due to the fact that as our sales grow and customers demand receipt of products within a number of weeks following the issuance of purchase orders, we are required to be ready to deliver our products in accordance with our customers’ expectations.

Capital expenditures on property and equipment in 2004 decreased by $71,000 compared with 2003, mainly due to the fact that in 2003 we made a significant investment in development and testing tools for our new product lines of server networking cards.

We have cash and cash equivalents that we believe will enable us to continue operating for at least the next 12 months.

Other Assets: Our subsidiary, Silicom Connectivity Solutions, Inc., entered into a “Non-Exclusive Limited Patent License Agreement” in April 2002 as part of an agreement with a company that suggested that certain of our connectivity products infringe its patents. The agreement included a payment of a one-time license fee of $150,000 from our Subsidiary to the other company which represented a licensing fee for both past and future Silicom sales of certain connectors and PC cards under patents of the licensor. Our subsidiary classified this $150,000 payment as an intangible asset, and has established a sixteen-year amortization period which is based on the expected life of this license. In April 2002, the subsidiary estimated that the past sales period under the licensing agreement was six years and that the future sales period under the licensing agreement will be ten years; therefore, in 2002 the subsidiary recognized amortization expenses on the past six years of approximately $56,200, and $7,100 related to the amortization for 2002. The total amortization expense for 2002 was approximately $63,300. The total amortization expense for both 2003 and 2004 was approximately $10,000. The remainder of the license fee to be amortized as of December 31, 2004 was approximately $67,000. The amount of approximately $10,000 is presented in Current Assets in the financial statements, while the amount of $57,000 is presented as Other Assets in the financial statements.

Trade payables increased from $558,000 at the end of 2003 to $1,008,000 at the end of 2004, mainly due to the growing sales resulting in growing operating expenses. Other payables and accrued liabilities increased immaterially from $488,000 at the end of 2003 to $522,000 at the end of 2004.

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

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise create surplus yield for the Israeli economy. As indicated below, in each of the three fiscal years from 1999 to 2001, we received grants from the Office of the Chief Scientist (“OCS”) for the development of systems and products. We have received from the OCS approximately 30% of certain research and development expenditures for particular projects. Under the terms of Israeli Government participation, a royalty of 3% or up to 5% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% or 150% of the grant is repaid. For projects approved after January 1, 1999, the amount of royalties payable is up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR. The terms of Israeli Government participation also place restrictions on the location of the manufacturing of products developed with government grants, which, in general, must be performed in Israel, and on the transfer to third parties of technologies developed through projects in which the government participates. See “Item 10. Additional Information – Taxation.” Due to the decreasing budget of the OCS, we did not receive any grants for our projects in 2002, and we received approximately 20% of certain research and development expenditures for a particular project in 2003 and approximately 30% of a particular project in 2004. We cannot guarantee that such encouragement programs will be continued, or that we will continue to participate in them to the extent they are continued.

The following table shows, for the periods indicated, our gross research and development expenditures, the portion of such expenditures which was funded by OCS and the net cost to us of our research and development activities:

	1999	2000	2001	2002		2003	2004

Gross research and
development expenses	$1,078	$1,418	$1,333		$1,523	$1,647	$1,596
Portion funded by
Chief Scientist	$417	$410	$469	*$	(15)	$150	$145
Net research and
development expenses	$661	$1,008	$864		$1,538	$1,497	$1,451

* This amount reflects final adjustments for projects supported in previous years.

We expect that we will continue to commit substantial resources to research and development in the future. As of April 30, 2005, the Company employed 18 persons in research and development. Our gross research and development expenses constituted approximately 35%, 44% and 56% of our sales, and our net research and development expenses constituted approximately 32%, 40% and 56% of such sales, in the respective years ended December 31, 2004, 2003 and 2002. For additional information concerning commitments to pay royalties on sales of products developed from projects funded by the Office of the Chief Scientist, see Note 8A to our financial statements included elsewhere in this annual report and see “Item 10. Additional Information – Taxation.”

Trend Information

The trend in the data communications industry has been to incorporate modems and Ethernet/Fast Ethernet as built-in elements of portable PCs. This trend has obviated much of the need for our Ethernet/Fast Ethernet PC Card products. We believe that this trend will continue, and that gradually, Ethernet/Fast Ethernet PC Cards will be phased out completely.

Having anticipated the above trend, we began a number of years ago to position ourselves to compete in the broadband internet access industry. In 1999, 2000 and 2001, we invested most of our research and development efforts in this industry. In 2002, 2003 and 2004 sales to the broadband internet access and multi tenant unit, or MTU, industries constituted 35%, 14% and 7% of our total sales, respectively. An additional trend which affected our sales of these products was the worldwide slowdown in technology-based companies, which worsened throughout 2002 and part of 2003, and had a ripple effect on our performance. Especially in the broadband internet access and MTU industries, our products are used by cable companies and internet providers. These companies were adversely affected by the global downturn in the technology sector, which caused some of them to go out of business. Those companies which have not gone out of business have found themselves in a more precarious situation. In the meantime, products for this industry have become commodities, mostly manufactured by companies from the Far East. We have therefore ceased our investments in this industry.

In late 2002, we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end server networking cards. In today’s data communication environment, there is a growing demand for server-based systems. The markets for such systems were less affected by the worldwide slowdown described above and are almost continuously growing. We began investing in marketing and sales of this line to potential markets and customers during 2003 and received initial purchase orders from a number of sources. We continued to invest in the marketing of these products during the course of 2004 and the number of purchase orders for these products increased significantly. The sales cycles in these markets are long, but once we establish a customer base, each such customer will represent an opportunity for sustained, long-term revenues. We expect this product line to be our principal growth driver in the coming years, specifically with respect to the higher port density cards, bypass cards and PCI-Express cards, however, there is no assurance that we will succeed in having significant sales in this area.

The worldwide slowdown in technology-related fields has contributed to an atmosphere of great uncertainty, in which doing business has become more complicated. In this current environment, business transactions which are already in progress take much longer to conclude, and new business transactions are more difficult to come by. One positive aspect of this trend is the growth in demand for security appliances which are a target market for the bypass cards that we developed as part of our new line of products.

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

Tabular disclosure of contractual obligations

The following table shows our outstanding contractual obligations by category and by payments due as of December 31, 2004:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating Leases	299,000	212,000	87,000	-	-
Purchase Obligations	347,000	347,000	-	-	-
Total	646,000	559,000	87,000	-	-

The Company’s total outstanding contingencies in respect of royalty-bearing participations received or accrued from the OCS, net of royalties paid or accrued to the OCS, amounted to approximately $3,142 thousand as of December 31, 2004 ($3,048 thousand as of December 31, 2003).

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table and notes thereto set forth information regarding our officers, directors and senior managers as of April 30, 2005.

Name	Age	Position with Company

Avi Eizenman	48	Chairman of the Board
Shaike Orbach	54	Chief Executive Officer, Director
Yehuda Zisapel	62	Director
Einat Domb-Har	38	Outside Director
Ilan Kalmanovich	39	Outside Director
David Hendel	44	Vice President Research and Development
Ilan Erez	38	Chief Financial Officer and VP Operations

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

Ilan Kalmanovich has acted as an independent consultant since 2003 and as Vice President of Fahn Kaneh Consulting since 2004. From 2001 to 2002, Mr. Kalmanovich served as the vice president of Igud Hashkaot Ve’yizum (A.S.I.) Ltd. of the Igud Bank Group. From 1996 to 2000 he served as a senior consultant at BDO Ziv Haft Consulting and Management Ltd. From 2003 to May 2004 Mr. Kalmanovich served as a director on the board of Satcom Systems Ltd. and previously served as a director on the board of Cukierman & Co. Investment House Ltd., and as an alternate director at Catalyst Investments L.P., the general partner of the Catalyst Fund L.P. venture capital fund. Mr. Kalmanovich holds a B.Sc degree (with honors) in Industrial Engineering from Ben-Gurion University and an MBA from Tel Aviv University. He also serves as a court-certified mediator and holds a license for investment consulting from the Israeli Securities Authority.

David Hendel has been Vice President, Research and Development of the Company since 1995. From 1991 to 1995, he served as a Senior Hardware Engineer of the Company. Mr. Hendel previously served as an engineer in the Intelligence Corps of the Israeli Defense Forces. He holds a B.Sc. degree in Electrical Engineering from Ben-Gurion University.

Ilan Erez has been the Chief Financial Officer of the Company since June 1998. He has also been VP Operations of the Company since May 2001. From 1996 to 1998 Mr. Erez served as a Controller and assistant to the Chief Executive Officer at Bio-Dar Ltd. From 1994 until 1996 Mr. Erez served as an Auditor at Kesselman & Kesselman accounting firm, a member of PriceWaterhouseCoopers. Mr. Erez is a Certified Public Accountant in Israel and holds a B.A in Accounting and Economics from the Hebrew University in Jerusalem and an LL.M. in Business Law from Bar-Ilan University.

Compensation

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2004 was $530,000. We do not pay cash compensation to Yehuda Zisapel for serving on our board of directors. We do pay cash compensation to Avi Eizenman who is an active Chairman of the Board, to Shaike Orbach, who is the President and Chief Executive Officer, and to Ms. Einat Domb-Har and Mr. Ilan Kalmanovich who are outside directors and receive compensation in accordance with the regulations promulgated under the Israeli Companies Law-1999. All our officers work full time for us. Certain of the compensation previously paid to our directors was paid in the form of options under the Silicom Directors Share Incentive Plan (1994) and certain of such compensation is paid in the form of options under the Share Option Plan (2004) described below. The Directors Share Incentive Plan (1994) was adopted by the board of directors in August, 1994 in order to grant options to members of the board of directors who served on the board of directors for at least three fiscal quarters. The Director Share Incentive Plan was administered by the board of directors, which designated the optionees, dates of grant and the exercise price of options. Under the Director Share Incentive Plan, 500,000 of our ordinary shares were reserved for issuance. The options granted under the Director Share Incentive Plan expire at the end of ten years from their date of grant and are non-assignable except by the laws of descent. The grantee is responsible for all personal tax consequences of the grant and the exercise thereof. We believe that we will bear no tax consequences in connection with such grant or exercise. The Director Share Incentive Plan was cancelled in July 2004 with respect to any share capital previously reserved and not yet allocated as well as any share capital that becomes unallocated from time to time as outstanding options expire or are forfeited. As of April 30, 2005, 185,000 options are outstanding under the Director Share Incentive Plan (1994), of which, 110,000 options (at an average exercise price of $5.61 and at termination dates that range from April 2010 to August 2010) were granted to Mr. Avi Eizenman and 75,000 options (at an average exercise price of $3.13 and a termination date that ranges from September 2005 to April 2010) were granted to Mr. Yehuda Zisapel. See Note 9 to the Financial Statements.

On October 24, 2000, the board of directors adopted the Silicom Ltd. US Share Option Plan (2000). This Plan is intended to constitute a means of providing additional incentive to officers, consultants and certain other present and future employees and directors of the Company and its subsidiaries. Pursuant to the Plan, the Company may grant both Incentive Stock Options (as such term is defined in Section 422 of the Internal Revenue Code of 1986, as amended; “ISOs”) and Nonqualified Stock Options (“NSOs”), provided, however, that only our employees or employees of our subsidiaries can receive ISOs. The Plan is administered by the board of directors, which has full authority to grant options under the Plan. Under the terms of the Plan, up to a maximum of 200,000 of our ordinary shares are reserved for issuance, subject to certain adjustments. The exercise price of the options granted under the Plan shall be not less than the higher of 100 percent (or, in the case of a grant of ISO’s to a holder of more than 10% of the Company’s outstanding shares, 110 percent) of the Fair Market Value (as defined in the Plan) of the ordinary shares subject to the option on the date the option is granted. The vesting period of the options is subject to the discretion of the Board. The term of ISOs shall not exceed 10 years from the date on which they are granted (or 5 years, in the case of optionees who hold more than 10% of our outstanding shares). In total, as of April 30 2005, we have granted 17,600 options pursuant to the US Share Option Plan (2000) to employees of our US subsidiary – Silicom Connectivity Solutions, Inc., 11,300 of which were returned to the Company due to certain employees who left their positions not exercising their options.

On December 30, 2004, our shareholders adopted our Share Option Plan (2004). Under the terms of the Share Option Plan (2004) up to a maximum of 282,750 of our ordinary shares are reserved for issuance, subject to certain adjustments, upon the exercise of options granted to employees, directors, officers, consultants and service providers. The Share Option Plan (2004) is administered by the board of directors, which designates the optionees, dates of grant, vesting periods and the exercise price of options. The options are non-assignable except by the laws of descent. Certain tax advantages apply to certain of our directors, officers and employees with respect to options granted to them under the Share Option Plan (2004). As of April 30, 2005, we have granted a total of 238,500 options under the Share Option Plan (2004), of which 30,000 options (at an exercise price of $2.53 and at a termination date of December 30, 2014) were granted to Mr. Avi Eizenman, 30,000 options (at an exercise price of $2.53 and at a termination date of December 30, 2014) were granted to Mr. Yehuda Zisapel, 30,000 options (at an exercise price of $2.53 and at a termination date of December 30, 2014) were granted to Mr. Shaike Orbach, 30,000 options (at an exercise price of $2.53 and at a termination date of December 30, 2014) were granted to Ms. Einat Domb-Har and 30,000 options (at an exercise price of $2.53 and at a termination date of December 30, 2014) were granted to Mr. Ilan Kalmanovich.

In addition to the Plans described above, the oldest of the Company’s share option plans was adopted in December 1993, and amended in 1997. Pursuant to this plan, 300,000 ordinary shares were reserved for issuance upon the exercise of options granted to employees and consultants of the Company. This reserve was increased by the board of directors to 500,000. The Share Option Plan was administered by the board of directors, which designated the optionees, dates of grant, vesting periods and the exercise price of options. The options granted under this plan expire after 10 years from their date of grant and are non-assignable except by the laws of descent. The grantee is responsible for all personal tax consequences of the grant and the exercise thereof. The 1993 share option plan was cancelled in July 2004 with respect to any share capital previously reserved and not yet allocated as well as any share capital that becomes unallocated from time to time as outstanding options expire or are forfeited. In total, as of April 30, 2005, 301,000 options which were granted to our various executive officers and employees pursuant to the Share Option Plan remain outstanding. Included in the 301,000 options described above are 180,000 options granted to Mr. Shaike Orbach, 120,000 of which have an exercise price of $4.25 and a termination date in January 2011 and 60,000 of which have an exercise price of $2.38 and a termination date in December 2012.

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

Board of Directors

Our Articles of Association provide for a board of directors of not less than two nor more than eight members. Each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Officers serve at the discretion of the board of directors. The Israeli Companies Law-1999 which entered into effect on February 1, 2000 and was amended most recently in March 2005, requires the board of directors of a public company to determine the number of directors who shall possess accounting and financial expertise. This requirement is subject to and will only enter into effect upon promulgation of regulations by the Israeli Minister of Justice. Such regulations have not yet been published. The board of directors must make such determination by no later than 90 days following publication of such regulations. The Articles of Association of the Company provide that any director may, by written notice to the Company, appoint another person to serve as a substitute director and may cancel such appointment. Under the Israeli Companies Law-1999, a person who is already serving as a director will not be permitted to act as a substitute director. Additionally, the Israeli Companies Law-1999 prohibits a person from serving as a substitute director for more than one director. Appointment of a substitute director for a member of a board committee is only permitted if the substitute is a member of the board of directors and does not regularly serve as a member of such committee. If the committee member being substituted is an outside director, the substitute may only be another outside director who possesses the same expertise as the outside director being substituted and may not be a regular member of such committee. The term of appointment of a substitute director may be for one meeting of the board of directors or for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the board of directors.

Outside Directors; Audit Committee

Under the Israeli Companies Law-1999, companies registered under the laws of Israel the shares of which have been offered to the public in or outside of Israel are required to appoint no less than two outside directors. No person may be appointed as an outside director if such person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

—	an employment relationship;
—	a business or professional relationship maintained on a regular basis;
—	control; and
—	service as an office holder.

A person shall be qualified to serve as an outside director only if he or she possesses accounting and financial expertise or professional qualifications. At least one outside director must posses accounting and financial expertise. The conditions and criteria for possessing accounting and financial expertise or professional qualifications are subject to promulgation of regulations by the Israeli Minister of Justice in consultation with the Israeli Securities Authority, which have not yet been published; moreover, these criteria do not apply to external directors appointed before the recent amendment to the Companies Law – 1999, but will apply to their reappointment for an additional term. No person may serve as an outside director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

Outside directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

—	the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders voted at the meeting, vote in favor of election of the director; or
—	the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

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

Audit Committee

The Israeli Companies Law-1999 requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of our business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including all the outside directors of the company. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee. Currently, Ms. Einat Domb-Har, Mr. Ilan Kalmanovich and Mr. Yehuda Zisapel serve as members of our audit committee.

Internal Auditor

Under the Israeli Companies Law-1999, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether our actions comply with the law and orderly business procedure. Under the Israeli Companies Law-1999, the internal auditor may be an employee of the company but not an office holder (as defined in Item 10 below), or an affiliate, or a relative of an office holder or affiliate, and he or she may not be our independent accountant or its representative. Our board of directors appointed Fahn Kaneh Control Management to be our internal auditor on April 26, 2005, according to the recommendation of the audit committee.

Employees

The number of employees over the last three financial years is set forth in the table below.

As at December 31	2002	2003	2004

Total Employees	41	42	38
Marketing, Sales, Customer Services	5	6	3
Research & Development	19	19	17
Manufacturing	11	12	13
Corporate Operations and Administration	6	5	5

At April 30, 2005, we had 41 employees, including 4 in marketing, sales and customer services, 18 in research and development, 14 in manufacturing, and 5 in corporate operations and administration. All such employees, except for 2 employees in the United States, are based in Israel. We consider our relations with our employees excellent and have never experienced a labor dispute, strike or work stoppage. None of our employees is represented by a labor union. We do not employ a significant number of temporary employees, but we do use temporary employees from time to time, as necessary.

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

Israeli law generally requires severance pay, which may be funded by Managers’ Insurance described below, upon the retirement or death of an employee or termination of employment without cause (as defined in the law). The payments thereto amount to approximately 8.33% of wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 16% of the wages, of which the employee contributes approximately 62.5% and the employer contributes approximately 37.5%. In the past, National Insurance payments were made on salaries up to a specified ceiling, but this ceiling was cancelled for the period between June 2002 and July 2003.

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

Share Ownership

The following table sets forth, as of April 30, 2005, the number of Shares owned by officers, directors and senior management of the Company:

Name and Address	Number of Shares and Options Owned[1]	Percent of Outstanding Shares

Yehuda Zisapel	923,723	21.48%
Avi Eizenmann	328,315	7.57%
Shaike Orbach	190,000	4.31%
Einat Domb Har	*	*
Ilan Kalmanovich	*	*
David Hendel	*	*
Ilan Erez	*	*
All directors and officers as a group	1,502,838	32.17%

* Denotes ownership of less than 1% of the outstanding shares.

The terms of the options granted to each of the shareholders in the above table who hold more than 1% of the Company’s shares are described above. See “Item 6. Directors and Senior Management – Compensation.”

1 The table above includes the number of shares and underlying options that are exercisable within 60 days of April 30, 2005. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. To our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

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

Name of Shareholder	Number of Shares and Options Owned[2]	Percentage of Outstanding Shares	Any Significant Change in Past 3 Years

Yehuda Zisapel	923,723	21.48%	No
Zohar Zisapel	860,906	20.42%	+79,020
Avi Eizenman	328,315	7.57%	No

As of May 9, 2005, there were approximately 15 record holders of ordinary shares, including approximately 9 record holders in the United States. Collectively, these record holders held approximately 45% of the outstanding ordinary shares.

Related Party Transactions

Messrs. Yehuda and Zohar Zisapel are brothers and are our founders. Mr. Yehuda Zisapel currently serves as a Director on our board of directors. Messrs. Yehuda and Zohar Zisapel are also founders, directors and principal shareholders of several other corporations within the “Rad Group”, as described above. The other members of the Rad Group are actively engaged in designing, manufacturing, marketing and supporting data communications products, none of which are currently the same as our products. Certain products of members of the Rad Group are complementary to, and may be used in connection with, our products. We and other members of the Rad Group also market certain of our products through the same distribution channels. Such products may, to a limited extent, compete with one another for the distributors’ time and efforts. Rad Data Communications provided us until January 31, 2004 with certain services pursuant to a sublease agreement for space in Mahwah, New Jersey, for which we paid $924 per month in rent, and $410 for maintenance and utilities. Commencing in February 2004, we began to sub-lease space in Paramus, New Jersey, from Radcom Equipmet, Inc., an affiliated company. Currently, the base monthly rent payments for this space are $405, plus an additional $50 per month for maintenance and utilities.

2 The table above includes the number of shares and underlying options that are exercisable within 60 days of April 30, 2005. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. To our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

Commencing in February 2004, we began to sub-lease space in Paramus, New Jersey, from Radcom Equipmet, Inc., an affiliated company. Currently, the base monthly rent payments for this space are $405, plus an additional $50 per month for maintenance and utilities.

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

On July 22, 2002, our audit committee and the Board of Directors approved an Indemnification Agreement with our directors and officers. Our shareholders approved the terms of this agreement in a General and Extraordinary Meeting held on January 7, 2004. The Agreement provides that our directors and officers will be exempt from liability in certain circumstances. The Agreement also provides that the expenses of these directors and officers for obligations that are connected to an act performed in their capacity as an officer of the Company will be paid by us. This right to indemnification is limited, and does not cover breaches of an officers’ duty of loyalty or care, or reckless disregard for the consequences of such breach. The right to indemnification also does not cover acts that are taken intentionally to realize personal gain. The maximum amount of our liability under the Indemnification Agreement is currently $3,000,000. On January 7, 2004 our shareholders also approved the procurement of a 12 month discovery period relating to our directors and officers insurance policy, which expired on April 30, 2003. We procured such discovery period, which was in effect until April 30, 2004. The discovery period provided coverage for incidents or actions that were originally covered by the insurance policy that expired on April 30, 2003, in the event that claims arising from such incidents or actions were initiated between April 30, 2003 and April 30, 2004. On December 30, 2004 our shareholders approved the procurement of a new insurance policy for our directors and officers to provide for coverage of up to $4,000,000, effective from February 1 2004 until January 31, 2005. This policy has been renewed for the period of February 1, 2005 until January 31, 2006, following approval by our audit committee and board of directors. Under Israeli law, we are also required to obtain the approval of our shareholders for such renewal and we intend to seek such approval at the next annual general meeting of our shareholders. All of our directors are parties to our Indemnification Agreement and are covered by our directors and officers insurance policy.

Item 8.	FINANCIAL INFORMATION

Our consolidated financial statements and other financial information are incorporated herein by reference to pages F-1 through F-30.

Legal Proceedings

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

The table below sets forth the high and low bid prices in dollars of our ordinary shares, as reported by NASDAQ during the indicated periods:

PERIOD	HIGH	LOW

LAST 6 CALENDAR MONTHS
April, 2005	4.02	3.60
March, 2005	3.46	2.34
February, 2005	2.90	2.36
January, 2005	2.84	2.34
December, 2004	2.72	2.32
November, 2004	2.84	1.83
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
Fourth Quarter, 2004	2.84	1.72
Third Quarter 2004	2.44	1.76
Second Quarter 2004	3.00	1.70
First Quarter 2004	3.21	1.67
Fourth Quarter, 2003	1.97	0.81
Third Quarter 2003	1.04	0.78
Second Quarter 2003	1.07	0.30
First Quarter 2003	0.44	0.28
FIVE MOST RECENT FULL FINANCIAL YEARS
2004	3.21	1.67
2003	1.97	0.28
2002	1.01	0.30
2001	5.44	0.56
2000	23.375	3.4375

Item 10.	ADDITIONAL INFORMATION

Memorandum and Articles of Association

Articles of Association

Our shareholders last approved the amendment of our Articles of Association (“Articles”) on January 7, 2004. The objective stated in the Articles is to engage in any business permitted under the law.

We have currently outstanding only one class of securities, our Ordinary Shares, having a nominal value of NIS 0.01 per share. Holders of Ordinary Shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of a liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. No preferred shares are currently authorized.

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

The Israeli Companies Law-1999, provides that a simple majority is required to amend the articles of association of a company unless such articles provide otherwise. According to our Articles , as amended, any amendment of the Articles, any modification of the shareholders rights, and any increase or reduction of our authorized share capital and alterations of our share capital, must be decided upon in a special resolution, by a majority of 75% of the shareholders who vote at the general meeting, without taking abstaining votes into account.

Pursuant to the Israeli Companies Law-1999, resolutions regarding the following matters must be passed at a general meeting of shareholders:

—	appointment or termination of our auditors;
—	appointment and dismissal of directors;
—	approval of interested party acts and transactions requiring general meeting approval as provided in sections 255 and 268 to 275 of the Israeli Companies Law-1999;
—	a merger as provided in section 320(a) of the Israeli Companies Law-1999;
—	the exercise of the powers of the board of directors, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in section 52(a) of the Israeli Companies Law-1999.

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

The Israeli Companies Law-1999

We are subject to the provisions of the Israeli Companies Law-1999, which became effective on February 1, 2000 and was amended most recently in March 2005. The Israeli Companies Law-1999 codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder, as defined in the Israeli Companies Law-1999, is a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, another manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. Each person listed in the table in “Item 6. Directors, Senior Management and Employees” above is an office holder.

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

According to the Israeli Companies Law-1999, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. Such requirements also apply to certain shareholders of a public company, with respect to private placements that will increase their relative holdings in the company. The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company, and the definition for these purposes also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval must either include at least one-third of the shares held by disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

Private placements in a public company require approval by a company’s board of directors and shareholders in the following cases:

—	A private placement that meets all of the following conditions:

š	The private placement will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital.

š	20 percent or more of the voting rights in the company prior to such issuance are being offered.

š	All or part of the consideration for the offering is not cash or registered securities, or the private placement is not being offered at market terms.

—	A private placement which results in anyone becoming a controlling shareholder of the public company.

In addition, under the Companies Law – 1999, certain transactions or a series of transactions are considered to be one private placement.

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

Under the Israeli Companies Law-1999, a shareholder has a duty to act in good faith towards the company and other shareholders when exercising his or her rights and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

—	any amendment to the articles of association;
—	an increase of the company's authorized share capital;
—	a merger; or
—	approval of interested party acts and transactions that require general meeting approval as provided in sections 255 and 268 to 275 of the Israeli Companies Law-1999.

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment of an office holder in the company is under a duty to act with fairness towards the company. The breach of such duty is governed by Israeli contract laws. The Israeli Companies Law-1999 does not describe the substance of this duty. The Israeli Companies Law-1999 requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the audit committee, by the board of directors and by the general meeting of the shareholders. In general, the vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

NASD Marketplace Rules and Home Country Practices

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 4350(a)(1) of the NASD Marketplace Rules, we follow the provisions of the Israeli Companies Law – 1999, rather than the requirements of Rule 4350 of the Market Place Rules with respect to the following requirements:

—	Distribution of annual and quarterly reports to shareholders –Under Israeli law we are not required to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders. We do however make our audited financial statements available to our shareholders prior to our annual general meeting and file our quarterly and annual financial results with the Securities Exchange Commission on Form 6-K.

—	Quorum – Under Israeli law a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles of Association provide that a quorum of two or more shareholders is required for commencement of business at a general meeting. However, the quorum set forth in our Articles of Association with respect to an extraordinary general meeting, which is anything other than an annual general meeting, consists of two or more shareholders holding at least 51% of the voting rights in person or by proxy.

—	Approval of Related Party Transactions – All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law-1999.

—	Shareholder Approval – We seek shareholder approval for all corporate action requiring such approval, in accordance with the requirements of the Israeli Companies Law – 1999.

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

General Corporate Tax Structure

Israeli companies are subject to corporate tax at the rate of 35% of taxable income in the 2004 tax year, 34% in the 2005 tax year, 32% in the 2006 tax year and 30% in the 2007 tax year. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less.

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

A recent amendment to the Investment Law which came into effect as of April 1, 2005 (the “Amendment”) has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by determining criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the income of an Approved Enterprise will be derived from export. Additionally, as explained below, the Amendment sets forth major changes in the manner in which tax benefits are awarded under the Investment Law whereby companies no longer require Investment Center approval (and Approved Enterprise status) in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Therefore the tax benefits granted to our Approved Enterprises under the Investment Law will generally not be subject to the provisions of the Amendment.

Tax Benefits Prior to the Amendment

In general, taxable income of a company derived from an Approved Enterprise was subject to corporate tax at the maximum rate of 25% rather than the rates stated above (this will also apply to Approved Enterprises approved after the Amendment, as explained below). The 25% corporate tax rate applies for a period of time termed the “benefit period”. The benefit period is a period of seven years commencing with the year in which the Approved Enterprise first generated taxable income. In any event, the benefit period is limited to 12 years from the commencement of production or 14 years from the year of receipt of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period. In the event that a company is operating under more than one approval or that only part of its capital investments are approved (a “Mixed Enterprise”), its effective Company Tax rate is the result of a weighted combination of the various applicable rates.

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

There can be no assurance that the above-mentioned shareholding proportion will be reached for each subsequent year.

Prior to the Amendment, a company owning an Approved Enterprise approved after April 1, 1986 (or prior thereto provided no government grants or loans had previously been granted regarding such enterprise) was entitled to elect (as we have) to forego certain Government grants extended to Approved Enterprises in return for an “alternative route” of tax benefits (the “Alternative Route”). Under the Alternative Route, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and such company is eligible for the reduced tax rates under the Investment Law for the remainder of the benefit period as mentioned above.

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

A company that elected the Alternative Route prior to the Amendment and that subsequently pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to Company Tax in the year the dividend is distributed in respect of the amount distributed (including the corporate tax thereon), at the rate that would have been applicable had the company not elected the Alternative Route (10%-25%, depending on the level of foreign investment in the company, as explained above). In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15%), if the dividend is distributed during the tax exemption period or within a specified period thereafter. (In the event, however, that the company qualifies as a Foreign Investors’ Company, there is no such time limitation). This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency.

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

Tax Benefits under the Amendment

As a result of the Amendment, a company is no longer required to acquire Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Route and therefore such companies need not apply to the Investment Center for this purpose. However, the Investment Center will continue to grant Approved Enterprise status to companies seeking Governmental grants. A company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the Amendment (a “Benefited Enterprise”). Companies are also entitled to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment. The Amendment includes provisions intended to ensure that a company will not enjoy both government grants and tax benefits for the same investment program. Tax benefits are available under the Amendment to production facilities and other eligible facilities, which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a minimum amount specified in the Investment Law. Such investment may be made over a period of no more than three years, such period concluding at the end of the year in which the company requests to have the tax benefits apply to its Benefited Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In the case of an expansion of existing facilities, the minimum investment required in order to qualify as a Benefited Enterprise is determined as a certain percentage of the company’s production assets before the expansion. The tax benefits available under the Amendment to qualifying income of a Benefited Enterprise are determined by the geographic location of the Benefited Enterprise in Israel. The Investment Law divides the country into three zones – A, B and C, so that a Benefited Enterprise operating in Zone A (which generally includes areas remote from the center of Israel) will receive the greatest benefits and Benefited Enterprises in Zone C will receive the least benefits.

The Amendment provides that a company producing income from a Benefited Enterprise in Zone A may elect either that (i) the undistributed income derived from the Benefited Enterprise will be fully tax exempt for the entire benefit period described below (“tax exemption”), in which case the ordinary provisions described below concerning the taxation of the company and shareholder for distribution of dividends will apply; or (ii) that the income from its Benefited Enterprise will be subject to corporate tax at a rate of a 11.5%, in which case dividends paid out of such income to a foreign resident will be taxed at a rate of 4% and the company will not be subject to additional tax upon dividend distribution. Further benefits are available in the event of certain large investments by multinational companies. Benefited Enterprises located in Zones B and C will be exempt from tax for six and two years, respectively, and subject to tax at a rate of 10%-25% for the remainder of the benefit period, depending on the extent of foreign investment in the Company, as described above.

Dividends paid out of income derived by a Benefited Enterprise, or out of dividends received from a company whose income is derived from a Benefited Enterprise, are generally subject to withholding tax at the rate of 15%, such tax being deductible at source. The reduced withholding tax rate of 15% is limited to dividends and distributions out of income derived during the benefit period and actually paid at any time up to 12 years thereafter. A company qualifying for tax benefits under the Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend. The rate of such corporate tax will be 25%, which is the rate to which a Benefited Enterprise is generally subject. Such tax rate is lower in the case of a qualified “Foreign Investors’ Company” which is a company at least 49% of which is owned by non-Israeli residents. The dividend recipient is subject to tax at the rate of 15% on the amount received which tax is deductible at source.

The period for which tax benefits are available under the Amendment is also determined by the geographical location of the Benefited Enterprise in Israel. The benefit period for Benefited Enterprises in Zone A will end on the earlier of (i) a period of ten years from the tax year in which the company first derived taxable income from the Benefited Enterprise (the “Commencement Year”); or (ii) twelve years (or in certain cases fourteen years) from the first day of the Year of Election. The benefit period for Benefited Enterprises in Zones B and C will extend until the earlier of (i) seven years from the Commencement Year or (ii) 12 years from the first day of the Year of Election. This period may be extended for Benefited Enterprises owned by a “Foreign Investors’ Company” during all or part of the benefit period.

Additionally, the Amendment sets forth a minimal amount of foreign investment required for a company to be regarded a Foreign Investors’ Company.

There can be no assurance that we will attain approval for additional tax benefits under the Amendment, or receive approval for Approved Enterprises in the future.

Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development (the “Research Law”), research and development programs approved by the Research Committee (the “Research Committee”) of the Office of the Chief Scientist (“OCS”) are eligible for grants or loans if they meet certain criteria, in return for the payment of royalties from the sale of the product developed in accordance with the program and subject to other restrictions. Once a project is approved, the OCS will award grants of up to 50% of the project’s expenditures in return for royalties, usually at the rate of 3% to 5% of sales of products developed with such grants, up to a dollar-linked amount equal to 100% or 150% of such grants. For projects approved after January 1, 1999, the amount of royalties payable is up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR. There is no further liability for payment.

The terms of these grants prohibit the manufacture outside of Israel without the prior consent of the Research Committee of the OCS. Such approval, if granted, is generally subject to an increase in the total amount to be repaid to the OCS to between 120% and 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel.

The Research Law also provides that know-how from the research and development, which is used to produce the product, may not be transferred to Israeli third parties without the approval of the Research Committee. Until recently, the Research Law stated that such know-how may not be transferred to non-Israeli third parties at all. A recent amendment to the Research Law has set forth certain exceptions to this rule, however, the practical implications of such exceptions are quite limited. The Research Law has stressed, that it is not just transfer of know-how that is prohibited, but also transfer of any rights in such know-how. Such restriction does not apply to exports from Israel of final products developed with such technologies. Approval of the transfer may be granted only if the transferee undertakes to abide by all of the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties. There can be no assurance that such consent, if requested, will be granted or, if granted, that such consent will be on reasonable commercial terms.

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

Taxation of Non-Residents

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax at the rate of 25%, (or lower in case of distributions out of certain income subject to tax benefits under the Investment Law) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%; however, dividends generated by an Approved Enterprise as defined in the Investment Law are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise paid to a U.S. company holding 10% or more of our ordinary shares for a certain period of time are taxed at a rate of 12.5%.

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

Documents on Display

We are required to file reports and other information with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934 (the “Exchange Act”) and the regulations thereunder applicable to foreign private issuers. Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies, we generally do publicly announce our quarterly and year-end results promptly and file periodic information with the SEC under cover of Form 6-K. We are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

You may review a copy of our filings with the SEC, including any exhibits and schedules, at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, such information concerning our company can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 and at the offices of the Israel Securities Authority at 22 Kanfei Nesharim St., Jerusalem, Israel. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov. You may read and copy any reports, statements or other information that we file with the SEC at the SEC facilities listed above. These SEC filings are also available to the public from commercial document retrieval services. The documents referred to in this document may be inspected at the Company’s offices, located at 8 Hanagar Street, Kfar Sava, Israel 44000.

Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the annual report the contract or document is deemed to modify the description contained in this annual report. We urge you to review the exhibits themselves for a complete description of the contract or document.

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of changes in the value of a financial instrument caused by fluctuations in interest rates, equity prices and foreign exchange rates.

Interest Rate Risk

At December 31, 2004 we did not have any short or long term interest bearing loans or debts, hence there was no exposure to interest rate risk.

Equity Price Risk

At December 31, 2004 we did not have any marketable securities which were recorded at a fair value, hence there was no exposure to equity price risk.

Foreign Currency Exchange Risk

At December 31, 2004 we had accounts receivable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $480,000. Market risk was estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the fair value of our accounts receivable would decrease by $44,000. At December 31, 2004 we had accounts payable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $1,669,000. Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such decrease in the Dollar exchange rate, the fair value of our accounts payable would increase by $185,000.

In 2004 there was a decrease of 1.62% in the Dollar exchange rate which resulted in an aggregate increase in the fair value of our assets of $14,000 and an aggregate increase in the fair value of our liabilities of $31,000.

As at December 31, 2004 we were not engaged in any hedging transactions.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.	CONTROLS AND PROCEDURES

We have performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. Based on our evaluation, which was completed within 90 days of the filing date of this annual report, our management, including our chief executive officer and chief financial officer, has concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective.

There have been no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation thereof. Therefore, no corrective actions with regard to significant deficiencies and material weaknesses were taken.

Item 16.	Reserved

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Einat Domb-Har is our audit committee financial expert.

Item 16B.	CODE OF ETHICS

Our company has adopted a code of ethics, which applies to all of our employees, officers and directors, including our chief executive officer, our chief financial officer and our principal accountant. A copy of the code of ethics will provided to any person upon request.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional audit services rendered by Somekh Chaikin for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2004 and 2003, and fees billed for other services rendered by Somekh Chaikin and KPMG International.

	2004	2003

Audit Fees(1)	$28,000	$28,000

Tax Fees(2)	$2,000	$2,000

(1)	Audit fees consist of fees for professional services rendered for the audit of the Company’s consolidated financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)	Tax services fees consist of compliance fees for the preparation of original and amended tax returns and claims for refunds.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As a foreign private issuer we remain exempt, until July 31, 2005, from NASDAQ audit committee related listing standards that have come into effect following December 13, 1999.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III.

Item 17.	FINANCIAL STATEMENTS

Not applicable

Item 18.	FINANCIAL STATEMENTS

See pages F-1 to F-30.

Item 19.	EXHIBITS

1.1	Articles of Association, adopted on February 1, 1994, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001, and incorporated herein by reference (other than Article 122).

1.2	Article 122 of our Articles of Association as amended on January 7, 2004, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on June 30, 2004, and incorporated herein by reference.

4.1.	Lease between the Company and Yaakov Metzkin and Dov Segev, for premises in Kfar Sava, Israel, dated November 1, 1994, and amendment dated March 17, 2002, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission on June 27, 2002, and incorporated herein by reference. As this lease and the amendment are written in Hebrew, a summary of each was included in the Exhibit.

4.2	Lease between the Company and Ground A.S. Ltd., for manufacturing facility in Yokneam, Israel, dated June 27, 2000. As this lease is written in Hebrew, a summary was filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001. It is incorporated herein by reference.

4.3	Lease between Silicom Connectivity Solutions, Inc. and RAD Data Communications Inc., for space in Mahwah, New Jersey, dated as of September 1, 1997, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001, and incorporated herein by reference.

4.4	Sublease Agreement between Silicom Connectivity Solutions, Inc. and Radcom Equipmet, Inc., for space in Paramus, New Jersey, dated as of February 1, 2004, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on June 30, 2004, and incorporated herein by reference.

4.5	Addendum to Lease dated June 27, 2000, dated as of May 5, 2005, between the Company, Ground A.S. Ltd., Shaarei Haeer Investment Company Ltd. and Kanyon HaDrachim No. 1 Yokneam Ltd. As this addendum is written in Hebrew, a translation is attached hereto.

8.	List of subsidiaries, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001, and incorporated herein by reference.

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Opinion of McGladrey & Pullen, LLP, dated January 6, 2003, on the financial statements of Silicom Connectivity Solutions, Inc., for the two years ended December 31, 2001 and 2002, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on June 30, 2004, and incorporated herein by reference.

14.2	Opinion of McGladrey & Pullen, LLP, dated January 6, 2003, on the financial statements of Silicom Connectivity Solutions, Inc., for the year ended December 31, 2002.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kfar Sava, State of Israel, on the 31st day of May, 2005.

SILICOM LIMITED BY: /S/ Shaike Orbach —————————————— Shaike Orbach Chief Executive Officer

Silicom Ltd.

(An Israeli Corporation)

and its Consolidated Subsidiary

Financial Statements

December 31, 2004

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Consolidated Financial Statements as of December 31, 2004

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of Silicom Ltd. and its Subsidiary

We have audited the accompanying consolidated balance sheets of Silicom Ltd. (“Silicom”) and its subsidiary as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of Silicom’s board of directors and management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of the consolidated subsidiary whose revenues constitute approximately 63.9% of total consolidated revenues for the years ended December 31, 2002. Those financial statements were audited by other auditors whose reports thereon have been furnished to us and our opinion expressed herein, insofar as it relates to the amounts included for the abovementioned subsidiary, is based solely upon the reports of the other auditors.

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

In our opinion, based upon our audits and the report of the other auditors, the aforementioned consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Silicom and its subsidiary as of December 31, 2004 and 2003 and the consolidated results of their operations, and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with generally accepted accounting principles in the United States of America.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel, May 31, 2005

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Consolidated Balance Sheets at December 31

		2004	2003
	Note	U.S. dollars in thousands	U.S. dollars in thousands

Assets

Current assets
Cash and cash equivalents	3	1,086	1,811
Investment securities	4	519	767
Receivables:
Trade	11A	741	628
Other	11B	337	290
Inventories	11C	1,994	1,225

Total current assets		4,677	4,721

Investment securities	4	-	549

Assets held for severance benefits	6	559	504

Property, plant and equipment	5

Cost		1,657	1,574
Less - accumulated depreciation		1,425	1,297

Net, property and equipment		232	277

Other assets	7	57	67

Total assets		5,525	6,118

/S/ Avi Eizenman —————————————— Avi Eizenman Chairman of the Board of Directors	/S/ Shaike Orbach —————————————— Shaike Orbach Chief Executive Officer	/S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Kfar-Saba, Israel: May 31, 2005

The accompanying notes are an integral part of the consolidated financial statements.

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Consolidated Balance Sheets at December 31

		2004	2003
	Note	U.S. dollars in thousands	U.S. dollars in thousands

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable		1,008	558
Other accounts payable and accrued expenses	11D	522	488

Total current liabilities		1,530	1,046

Long-term liability

Liability for employees severance benefits	6	957	895

Total liabilities		2,487	1,941

Commitments and contingencies	8

Shareholders' equity	9
Ordinary shares, NIS 0.001 par value;
authorized 10,000,000 shares;
issued and outstanding 4,213,550 shares as of
December 31, 2004 and 4,126,800 as of December 31, 2003		14	14
Additional paid in capital		5,638	5,537
Treasury shares (at cost) - 14,971 ordinary shares as at
December 31, 2004 and 2003		(38)	(38)
Retained deficit	9C	(2,576)	(1,336)

Total shareholders' equity		3,038	4,177

Total liabilities and shareholders' equity		5,525	6,118

The accompanying notes are an integral part of the consolidated financial statements.

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Consolidated Statements of Income for the Year Ended December 31,

		2004	2003	2002
	Note	U.S. dollars in thousands except for per share data

Sales	12A	4,559	3,725	2,726

Cost of sales	12B	2,999	2,160	2,091

Gross profit		1,560	1,565	635

Research and development costs	12C
Total costs		1,596	1,647	1,523
Less: royalty-bearing participations, net	8A	(145)	(150)	15

Research and development costs, net		1,451	1,497	1,538

Selling, marketing, general and
administrative expenses
Selling and marketing expenses	12D	718	1,006	1,022
General and administrative expenses		614	598	712

		1,332	1,604	1,734

Operating loss		(1,223)	(1,536)	(2,637)

Financial (expenses) income, net	12E	(17)	27	152

Net loss for the year		(1,240)	(1,509)	(2,485)

Loss per share
Basic and diluted losses per ordinary share		(0.296)	(0.367)	(0.605)

Weighted average number of ordinary
shares used to compute basic and diluted
losses per share (in thousands)		4,190	4,112	4,110

The accompanying notes are an integral part of the consolidated financial statements.

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Statements of Changes in Shareholders' Equity

	Ordinary shares	Share capital	Additional paid-in capital	Cost of Silicom shares held by its subsidiary	Retained earnings (deficit)*	Total
	Numbers**	U.S. dollars in thousands

Balance at
January 1, 2002	4,110,329	14	5,536	(38)	2,658	8,170

Changes during 2002
Net loss for the year	-	-	-	-	(2,485)	(2,485)

Balance at
December 31, 2002	4,110,329	14	5,536	(38)	173	5,685

Changes during 2003
Ordinary shares issued
in connection with the
exercise of stock
options	1,500	-	1	-	-	1

Net loss for the year	-	-	-	-	(1,509)	(1,509)

Balance at
December 31, 2003	4,111,829	14	5,537	(38)	(1,336)	4,177

Changes during 2004
Ordinary shares issued
in connection with the
exercise of stock
options	86,750	-	101	-	-	101

Net loss for the year	-	-	-	-	(1,240)	(1,240)

Balance at
December 31, 2004	4,198,579	14	5,638	(38)	(2,576)	3,038

*	See Note 9C.
**	Net of 14,971 shares held by subsidiary.

The accompanying notes are an integral part of the consolidated financial statements.

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Statements of Cash Flows for the Year Ended December 31,

	2004	2003	2002
	U.S. dollars in thousands	U.S. dollars in thousands	U.S. dollars in thousands

Cash flows from operating activities
Net loss	(1,240)	(1,509)	(2,485)
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization of property, plant and
Equipment	147	153	200
Severance, net	7	56	(32)
Amortization of discounts or premium of
investment security and interest	(5)	(43)	(165)

Changes in operating assets and liabilities
Decrease (increase) in trade receivables	(113)	(124)	728
Decrease (increase) in other receivables	(47)	(13)	78
Decrease (increase) in inventories	(769)	(4)	504
Increase (decrease) in trade payables and accruals	450	(3)	251
Increase (decrease) in other payables and accruals	34	73	(35)

Net cash used in operating activities	(1,536)	(1,414)	(956)

Cash flows from investing activities
Acquisition of property and equipment	(92)	(163)	(78)
Acquisition of other assets	-	-	(150)
Proceeds from maturity of investment securities and deposits	2,342	8,382	1,345
Purchase of investment securities and deposits	(1,540)	(5,856)	(1,216)

Net cash provided by (used in) investing activities	710	2,363	(99)

Cash flows from financing activities
Issuance of ordinary shares in connection with the
exercise of stock options	101	1	-

Net cash provided by financing activities	101	1	-

Net increase (decrease) in cash and cash equivalents	(725)	950	(1,055)

Cash and cash equivalents at beginning of year	1,811	861	1,916

Cash and cash equivalents at end of year	1,086	1,811	861

Supplementary disclosure of cash flow information:
Cash paid during the year for:
Financing expenses	18	17	13

Taxes on income	18	17	23

The accompanying notes are an integral part of the consolidated financial statements.

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 1	–	General

Silicom Ltd. (“Silicom”) is an Israeli corporation engaged in designing, manufacturing, marketing and supporting server networking solutions for manufacturers of storage systems, internet traffic management systems, security appliances and other manufacturers providing a variety of server-based systems (“Server Networking Products”). It also offers an extensive range of connectivity solutions for portable computers, broadband Internet access, Multi Tenant Unit (MTU), home networking, and other hardware manufacturers (“Traditional Products”). Silicom’s products and technologies combine hardware and software.

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

Note 2	–	Significant Accounting Policies

The significant accounting policies, applied on a consistent basis, are as follows:

A.	Financial statements in U.S. dollars

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

All significant intercompany balances and transactions have been eliminated in consolidation.

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 2	–	Significant Accounting Policies (cont’d)

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

Investments which the Company has the intent and ability to hold to maturity are classified as held-to-maturity investments as defined in Statement of Financial Accounting Standard No. 115 “Accounting for Certain Investments in Debt and Equity Securities” and are recorded at amortized cost adjusted for the amortization or accretion of premiums or discounts.

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

The Company writes down obsolete or slow moving inventory to its lower of cost or market.

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 2	–	Significant Accounting Policies (cont’d)

H.	Assets held for severance benefits

Assets held for employee severance benefits represent contributions to severance pay funds and cash surrender value of life insurance policies that are recorded at their current redemption value, which also represents their fair value.

I.	Property plant and equipment

Property plant and equipment are stated at cost.

Depreciation is calculated on the straight-line method over the estimated useful life of the assets.

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

Other assets consist of patents. The cost of patents is amortized by the straight-line method over the estimated useful lives of the respective assets. The remaining weighted average life of patents at December 31, 2004 is seven years.

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

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 2	–	Significant Accounting Policies (cont’d)

L.	Research and development costs

Research and development costs are expensed as incurred.

M.	Royalty bearing participations

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

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 2	–	Significant Accounting Policies (cont’d)

Q.	Stock option plans (cont’d)

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of this statement.
See also Note 16D.

Had compensation expense for stock option grants issued been determined under the fair value method of SFAS No. 123, the Company’s net loss and loss per share for the fiscal years ended December 31, 2004, 2003 and 2002 would have been:

	2004	2003	2002
	U.S. dollars in thousands	U.S. dollars in thousands	U.S. dollars in thousands

Net loss as reported	(1,240)	(1,509)	(2,485)
Add: compensation expenses
according to APB 25	-	-	-
Deduct: compensation expenses
according to SFAS 123	(190)	(132)	(58)

Net loss pro forma	(1,430)	(1,641)	(2,543)

Basic and diluted losses per share
as reported (US$)	(0.296)	(0.367)	(0.605)

Pro forma basic and diluted losses
per share (US$)	(0.341)	(0.399)	(0.619)

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

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 3	–	Cash and Cash Equivalent

	December 31 2004	December 31 2003
	U.S. dollars in thousands	U.S. dollars in thousands

Cash	410	266
Cash equivalent*	676	1,545

	1,086	1,811

*	Cash deposits in bank as at December 31, 2004 carrying interest of 0.449%.

Note 4	–	Investment Securities

The amortized cost, gross unrealized holding losses and fair value of held-to-maturity securities at December 31, 2004 and 2003, were as follows:

	Amortized cost	Gross unrealized holding losses	Fair value
	U.S. dollars in thousands

At December 31, 2004*
Corporate debt securities	519	(18)	501
At December 31, 2003
Corporate debt securities and certificates of deposits	1,316	(20)	1,296

*	Investment securities are due within one year

Proceeds from redemption of investment securities held-to-maturity are $ 2,342, $ 4,676 thousand and $ 1,345 thousand in fiscal years 2004, 2003 and 2002, respectively.

The following table shows the gross unrealized losses and fair value of Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2004:

	Less than 12 months		12 months or more
	Fair value	Unrealized losses	Fair value	Unrealized losses	Total fair value	Total unrealized losses
	U.S. dollars in thousands

Corporate debt
securities	501	(18)	-	-	501	(18)

The unrealized losses on the Company’s investments in fixed rate bonds were caused by interest rate increases. Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2004.

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 5	–	Property Plant and Equipment

	Cost		Accumulated depreciation and amortization
	December 31		December 31
	2004	2003	2004	2003
	U.S. dollars in thousands		U.S. dollars in thousands

Research and development
equipment	1,115	1,013	931	799
Manufacturing equipment	109	109	107	106
Motor vehicles	46	46	46	40
Office furniture and equipment	236	255	190	202
Leasehold improvements	151	151	151	150

	1,657	1,574	1,425	1,297

Depreciation expense amounted to $ 150, $ 145 and $ 137 thousand for the years ended December 31, 2004, 2003 and 2002 respectively.

Note 6	–	Assets Held for Severance Benefits

A.	Under Israeli law and labor agreements, Silicom is required to make severance payments to dismissed employees and employees leaving employment in certain other circumstances. Silicom’s severance pay liability to its employees, based upon length of service and latest monthly salary (one month’s salary for each year worked), is reflected by the balance sheet accrual and is partly covered by pension funds and insurance policies in the name of Silicom.

The balances accrued and funded at balance sheet dates are as follows:

	December 31
	2004	2003
	U.S. dollars in thousands

Liability for employees severance pay	957	895

Severance pay fund	559	504

B.	The net severance pay expense was $ 100 thousand, $ 168 thousand and $ 98 thousand in the years ended December 31, 2004, 2003 and 2002 respectively.

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 7	–	Other Assets

The Subsidiary entered into a “Non-Exclusive Limited Patent License Agreement” in April 2002. The agreement included a one-time license fee of $150 thousand which represented a licensing fee for both past (six years) and future (ten years) sales of certain connectors and PC cards under patents of the licensor. The total amortization expense for 2004 was approximately $ 9,375.

The maturities of other assets were as follows at December 31, 2004:

U.S. dollars In thousands

Due within one year	10
Due within two years	9
Due within three years and more	48

67
Less: Amount including in current assets	10

57

Note 8	–	Commitments and Contingencies

A.	Royalty commitments

The Company is obligated to pay royalties to the Government of Israel on revenues from product sales related to research and development, which was undertaken with Government grants. Since January 1, 1997, royalty rates are 2% to 5% (prior to January 1, 1997, royalty rates were 2% to 3%). The royalty rates applicable for the Company’s Research and Development projects are 2% – 3.5%, except for one project that took place in the period July 1, 1997 – January 31, 2000, where the royalty rate is 4%.

Royalties are payable from the commencement of sales of each of these products until the cumulative amount of the royalties paid equals 100% of the dollar linked amounts of the grants received, without interest for projects approved prior to December 31, 2000 and with LIBOR interest for amounts received after that date.

The Company’s total outstanding contingencies in respect of royalty-bearing participations received or accrued, net of royalties paid or accrued, amounted to approximately $ 3,142 thousand as of December 31, 2004 ($ 3,048 thousand as of December 31, 2003).

B.	Lease commitments

The premises and facilities occupied by the Company and its subsidiary are leased under various lease agreements. Furthermore, the Company has entered into several operating lease agreements for motor vehicles in Israel.

The agreements are in local currencies or linked to the dollar or to the Israeli Consumer Price Index.

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 8	–	Commitments and Contingencies (cont’d)

B.	Lease commitments (cont’d)

The minimum projected rental payments under the above leases in effect as of December 31, 2004 are as follows:

U.S. dollars in thousands

Year ending December 31,
2005	212
2006	67
2007	20

C.	Guarantees

The Company has provided bank guarantee in respect of certain future rental payments in the amount of $ 29,985.

Note 9	–	Shareholders’ Equity

A.	Share capital

Silicom’s Ordinary Shares are traded in the United States on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) small cap market, since February 1994.

B.	Stock compensation plans

At December 31, 2004, Silicom had four stock-based compensation plans, which are described below. Silicom applies APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans.

The fair value for option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2004, 2003* and 2002:

	2004		2003*	2002

Risk-free interest rate	3.5%		-	4.5%
Dividend yield	0.0%		-	0.0%
Volatility factor	103.30%		-	66.18%
Weighted average expected life	4 year	s	-	8 yea	rs

*	No options were granted in 2003.

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 9	–	Shareholders’ Equity (cont’d)

B.	Stock compensation plans (cont’d)

Had compensation cost for Silicom’s four stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Statement 123, Silicom’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2004	2003	2002
	U.S. dollars in thousands	U.S. dollars in thousands	U.S. dollars in thousands

Net loss as reported	(1,240)	(1,509)	(2,485)
Add: compensation expenses according to APB25	-	-	-
Deduct: compensation expenses
according to SFAS 123	(190)	(132)	(58)

Net loss pro forma	(1,430)	(1,641)	(2,543)

Basic and diluted losses per share as reported (US$)	(0.296)	(0.367)	(0.605)

Pro forma basic and diluted losses per share (US$)	(0.341)	(0.399)	(0.619)

Fixed Stock Option Plans

1.	In 1993 the Board of Directors of Silicom adopted a share option plan (the “Share Option Plan”) covering up to 88,676 options at a conversion rate of 1:1, to be granted to certain employees and consultants of Silicom. In June 1997, the Board of Directors of Silicom expanded the number of options covered by this plan by 211,324 options to 300,000 options. In April 2002, the Board of Directors expanded the number of options covered by this plan by 200,000 options to 500,000 options. The Share Option Plan is administered by the Board of Directors, which designates the options and dates of grant. The price of shares to be issued under this plan is equal to the market price of Silicom shares on the date upon which the options were granted. The options are for a 10-year term and are non-assignable except by the laws of succession.

2.	In 1994 the Board of Directors of Silicom approved a Directors Share Incentive Option Plan (1994) (the “Directors Plan”) covering up to 200,000 options at a conversion rate of 1:1.

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

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 9	–	Shareholders’ Equity (cont’d)

B.	Stock compensation plans (cont’d)

Fixed Stock Option Plans (cont’d)

3.	In October 2000, the Board of Directors of Silicom adopted the Silicom Ltd. US Share Option Plan (2000) (US Plan). The US Plan provides that options may be granted to any officer, consultants and certain other present and future employees and directors of Silicom and its subsidiary. Under the terms of the US Plan, up to a maximum of 200,000 ordinary shares of Silicom are reserved for issuance, subject to certain adjustments. The exercise price of the options granted under the US Plan shall be not less than 100 percent (or, in the case of a grant to a holder of more than 10% of Silicom’s outstanding shares, 110 percent) of the fair market value of the ordinary shares subject to the option on the date the option is granted. The vesting period of the options is subject to the discretion of the Board. The term of the option shall not exceed 10 years from the date that the option was granted (or five years, in the case of optionees who hold more than 10% of Silicom’s outstanding shares).

4.	On July 21, 2004, the Board resolved, subject to shareholder approval that was given on December 30, 2004, to adopt the Share Option Plan (2004) (the “2004 Plan”) and to cancel any authorized share capital of the Company that had been previously reserved under the 1993 and 1994 plans, which was not then allocated under such plans or which would become unallocated from time to time as outstanding options expire or are forfeited (the “Cancelled Reserve”). At such time, the Cancelled Reserve consisted of 282,750 authorized Ordinary Shares of the Company.

The 2004 Plan covering up to 282,750 options at a conversion rate of 1:1 to be granted to Israeli employees and directors. The vesting period of the options and the price of shares to be issued to the directors under the 2004 Plan is subject to the shareholders approval. The vesting period of the options and the price of shares to be issued to the employees under the 2004 Plan is subject to the Board approval. The term of the options shall not exceed 10 years from the date that the option was granted.

5.	No options have been granted other than to employees and directors.

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 9	–	Shareholders’ Equity (cont’d)

B.	Stock compensation plans (cont’d)

Fixed Stock Option Plans (cont’d)

5.	(cont’d)

A summary of the status of Silicom’s four fixed stock option plans as of December 31, 2004, 2003 and 2002 and changes during the years ending on those dates, is presented below:

	Shares (in thousands)	Weighted Average Exercise Price	Shares (in thousands)	Weighted Average Exercise Price	Shares (in thousands)	Weighted Average Exercise Price
	2004		2003		2002

Outstanding at
beginning of year	767,750		794,500		640,500
Granted	240,500	$2.53	-	-	187,500	$0.55 - 0.9
Exercised	(86,750)	$1.17	(1,500)	0.6	-	-
Forfeited	(193,000)	$0.55-$ 2.50	(25,250)	0.9-5.75	(33,500)	$0.55 -5.75

Outstanding at
end of year	728,500		767,750		794,500

Options
exercisable at
year-end	503,300		654,200		573,700

Weighted average
fair value of
options granted
during the year		$1.50		$-		$0.29

C.	Stock options granted under the Employee Share Option Plan are as follows:

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options outstanding			Option exercisable
Rate of exercise	Number of shares unexercised at December 31 2004	Weighted average remaining contractual life	Average exercise price	Number of exercisable shares at December 31 2004	Average exercise price
prices in US$		In years	US$

0.6 - 0.9	29,800	7.05	0.88	25,100	0.89
1.69	8,000	4.58	1.69	8,000	1.69
2.25 - 2.53	407,500	7.93	2.47	217,000	2.42
4.25 - 5.75	283,200	5.69	4.98	253,200	5.07

	728,500			503,300

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 9	–	Shareholders’ Equity (cont’d)

C.	Retained earnings:

1.	In the event of distribution by the Company of cash dividends out of retained earnings which were tax exempt due to the “Approved Enterprises” status, the Company would be subject to a 25% corporate tax on the amount distributed, and further 15% withholding tax would be deducted from the amounts distributed to the recipients. The Company has decided not to distribute the said tax-exempt income as dividends. In the event of dividend distribution as above, the said tax amount would be charged as an expense in the statement of income.

2.	In the event that cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of Ordinary Shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion.

Note 10	–	Taxes on Income

A.	Israel Tax Reform

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

The tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim a deduction for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 50% or the Company can waive the tax deduction and the employee will pay a reduced tax rate of 25%. Where there is no trustee arrangement, the employee is fully taxable and no deduction is allowed to the Company. There are detailed provisions for implementing these tracks. The tax reform’s new practice is not in effect for options granted before December 31, 2002 under plans adopted before December 31, 2002. The options granted under the 2004 Plan are in accordance with the capital gains track.

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 10	–	Taxes on Income (cont’d)

A.	Israel Tax Reform (cont’d)

3.	Controlled foreign company (CFC)

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

The final report as to the completion of investments under this program has been submitted to the Investment Center. The final approval was received in October 2001.

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 10	–	Taxes on Income (cont’d)

B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereinafter the “Law”) (cont’d)

1.	Rates (cont’d)

c.	In the event of distribution by the Company of cash dividends out of retained earnings which were tax exempt due to the “Approved Enterprise” status, the Company would be subject to a 25% corporate tax on the amount distributed, and a further 15% withholding tax would be deducted from the amounts distributed to the recipients.

d.	Should the Company derive income from sources other than the “Approved Enterprise” during the relevant period of benefits, such income will be taxable at regular corporate tax rates – 35% (in 2004).

2.	Accelerated depreciation

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

C.	Measurement of results for tax purposes under the Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) – 1986

As a “foreign invested company” (as defined in the Law for the Encouragement of Capital Investments – 1959), the Company’s management has elected to apply Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) – 1986 from January 1, 2002. Accordingly, its taxable income or loss is calculated in U.S. Dollars.

D.	Tax benefits under the Law for Encouragement of Industry (Taxes), 1969

The Company currently qualifies as an “Industrial Company” under the above Law. As such it is entitled to certain tax benefits, mainly the right to deduct share issuance costs for tax purposes in the event of a public offering, and to amortize know-how acquired from third parties.

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 10	–	Taxes on Income

E.	On June 29, 2004, the Israeli Knesset passed Income Tax Ordinance (No. 140 and Temporary Order), 2004 (hereinafter – “the Amendment”) The amendment provides for gradual reduction of the tax rates for companies, from the rate of 36% to the rate of 30%, in the following manner: in the 2004 tax year the tax rate will be 35%, in the 2005 tax year the tax rate will be 34%, in the 2006 tax year the tax rate will be 32%, and in the 2007 tax year and thereafter the tax rate will be 30%.

The current taxes and the balances of the deferred taxes as at December 31, 2004 are calculated in accordance with the new tax rates, as provided in the Amendment.

F.	Tax assessments of Silicom Ltd.

Silicom received final tax assessments for all years up to and including the tax year ended December 31, 2001.

Silicom’s carryforward tax losses are approximately $ 5,796 and $ 4,231 thousand as of December 31, 2004 and 2003, respectively.

G.	Taxation of the subsidiary

At December 31, 2004, the subsidiary had approximately $ 579 thousand net operating loss carryforwards for U.S. federal income tax reporting purposes expiring $ 75 thousand in 2018, $ 265 thousand in 2021, $ 188 thousand in 2022 and $ 17 thousand in 2023 and $ 34 thousand in 2024. At December 31, 2004, the subsidiary had approximately $ 451 thousand net operating loss carryforwards for New Jersey state income tax reporting purposes expiring $ 263 thousand in 2010 and $ 188 thousand in 2011.

The subsidiary has not yet been assessed for tax purposes since incorporation (1993).

H.	Deferred income taxes:

1.	Most of Silicom’s income is tax exempt due to the “Approved Enterprise” status granted to its production facilities. Silicom has decided to permanently reinvest the amount of the said tax-exempt income, and not to distribute such income as dividends.

The amount of tax that would be payable had such tax-exempt income been distributed as dividends is approximately $ 0 thousand at December 31, 2004 (December 31, 2003 – $ 0 thousand).

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 10	–	Taxes on Income (cont’d)

H.	Deferred income taxes: (cont’d)

2.	The components of deferred tax assets and liabilities, assuming taxation at maximum rates, are as follows:

	December 31	December 31
	2004	2003
	U.S. dollars in thousands	U.S. dollars in thousands

Employees' rights liabilities	207	223
Allowance for doubtful debts	7	7
Deferred research and development costs	180	320
Loss for tax purposes	1,892	1,686

	2,286	2,236
Valuation allowance	(2,286)	(2,236)

	-	-

Statutory tax rate	30%-34%	36%

The Company has recognized a valuation allowance for its deferred tax assets for which it is not more likely than not that they will be realized.

I.	Reconciliation of the statutory tax expense to actual tax expense

A reconciliation of the statutory tax expense, assuming all income is taxed at the statutory rate of 35% for the year ended December 31, 2004 and 36% for the years ended December 31, 2003 and 2002 applicable to income of companies in Israel, and the actual tax expense, are as follows:

	Year ended December 31
	2004	2003	2002
	U.S. dollars in thousands

Income (Loss) before taxes on income, as reported
in the statements of income	(1,240)	(1,509)	(2,485)

Tax rate		36%	36%
Theoretical tax on the above amount	(434)	(543)	(895)

Increase (decrease) in taxes resulting from
permanent differences:

Non-deductible operating expenses	9	14	23
Tax exempt income	-	-	(64)
Valuation allowance	50	514	911
Adjustments arising from changes in tax rates	375	-	-
Adjustments arising from differences in the basis of
measurement for tax purposes and for financial
reporting purposes and other	-	15	25

Tax on income	-	-	-

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 11	–	Supplementary Balance Sheet Information

		December 31
		2004	2003
		U.S. dollars in thousands

A.	Receivables - trade
	In Israel	118	51
	Abroad:
	The United States	569	573
	Europe	48	3
	Other	6	1

		741	628

	Net of allowance for doubtful accounts in the amount of	20	20

B.	Receivables - other
	Government of Israel	144	143
	Prepaid expenses	29	25
	Income receivable	117	11
	Advanced to suppliers	14	61
	Sundry	33	50

		337	290

C.	Inventories
	Raw materials and components	489	365
	Products in process	1,442	794
	Finished products	63	66

		1,994	1,225

D.	Other accounts payable and accrued expenses
	Employees and employee institutions	149	154
	Provision for vacation pay	253	222
	Government royalties	31	53
	Sundry	89	59

		522	488

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 12	–	Supplementary Income Statement Data

		Year ended December 31
		2004	2003	2002
		U.S. dollars in thousands

A.	Sales* - classified by geographical
	destination:
	In Israel	229	139	369
	Abroad:
	United States	3,829	3,194	1,770
	Europe	295	348	562
	Other	206	44	25

		4,559	3,725	2,726

*	Including - sales to single customers
	exceeding 10% of sales
	ustomer "A"	1,522	2,126	990
	Customer "B"	807	**	414

**	Less than 10% of sales.

		Year ended December 31
		2004	2003	2002
		U.S. dollars in thousands

B.	Cost of sales:
	Materials consumed and
	subcontracted work	3,260	1,898	1,404
	Payroll and related expenses	229	213	211
	Royalties	55	66	70
	Other costs	174	158	166
	Written off inventory	-	27	-

		3,718	2,362	1,851
	(Increase) decrease in products in process
	and finished products inventories	(719)	(202)	240

		2,999	2,160	2,091

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 12	–	Supplementary Income Statement Data (cont’d)

		Year ended December 31
		2004	2003	2002
		U.S. dollars in thousands

C.	Research and development costs, net
	Payroll and related expenses	966	1,111	1,042
	Materials consumed and
	subcontracted work	302	232	127
	Other costs	328	304	354

		1,596	1,647	1,523
	Less: royalty-bearing participations
	from the Government of Israel	(145)	(150)	15

	Research and development costs, net	1,451	1,497	1,538

		Year ended December 31
		2004	2003	2002
		U.S. dollars in thousands

D.	Selling and marketing expenses:
	Payroll and related expenses	345	644	749
	Commissions	63	37	36
	Advertising	40	13	22
	Trade shows and travel	136	140	112
	Other expenses	134	172	103

		718	1,006	1,022

		Year ended December 31
		2004	2003	2002
		U.S. dollars in thousands

E.	Financial (expenses) income, net
	Interest income	27	80	188
	Translation loss, net	(21)	(31)	(21)
	Interest expenses on short-term bank credit
	and bank charges	(23)	(22)	(15)

		(17)	27	152

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 13	–	– Related Party Balances and Transactions

A.	Balances with related parties:

	December 31
	2004	2003
	U.S. dollars in thousands

Trade receivables*	9	4

B.	Expenses to (income from) related parties:

	Year ended December 31
	2004	2003	2002
	U.S. dollars in thousands

Sales*	(19)	(18)	(15)

Costs and expenses**	13	30	21

*	Most of the transactions are sales to a related party, which is a distributor of the Company’s products in Israel. The terms of the transactions are not different from regular market terms.

**	Mainly participation in insurance, recruiting expenses and public relations expenses.

Note 14	–	Financial Instruments and Risk Management

A.	Concentrations of credit risk

Financial instruments, which potentially subject Silicom to significant concentrations of credit risk, consist principally of cash and cash equivalents, short term and long-term investments and trade receivables. Cash and cash equivalents balances of Silicom, which are subject to credit risk, consist of cash accounts held with major financial institutions. Short-term investments, which consist of debentures and commercial paper, are invested at December 31, 2004 in several highly rated corporations. Concentrations of credit risk with respect to trade receivables are limited due to the Company’s diverse customer base and their wide geographical dispersion. The Company closely monitors extensions of credit and has never experienced significant credit losses.

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

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 14	–	Financial Instruments and Risk Management (cont’d)

B.	Concentrations of business risk (cont’d)

The Company’s OEMs, distributors and resellers are not within the Company’s control. They are not obligated to purchase products from the Company and may represent other lines of products. A reduction in sales effort or discontinuance of sales of products by OEMs, distributors and resellers could lead to reduced sales and could materially adversely affect our operating results. Use of distributors and OEMs also entails the risk that distributors or OEMs will build up inventories in anticipation of a growth. If such growth does not occur as anticipated, these distributors or OEMs may substantially decrease the amount of products ordered in subsequent quarters, discontinue product orders or even attempt to return unsold products (although the Company’s standard agreements do not allow return of products). The distribution industry has been characterized by rapid change, including consolidations and financial difficulties of distributors and the emergence of alternative distribution channels. In addition, an increasing number of companies are competing for access to these channels. The loss or ineffectiveness of any of the major distributors or OEMs (see Note 12A) could have a material adverse effect on the operating results. The Company believes that no termination of a single distributor is likely to have a material adverse effect. However, the termination or loss of several distributors at approximately the same time might have a temporary material adverse effect.

Note 15	–	Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, investment securities, trade and other receivables, assets held for severance benefits and trade accounts payable. The carrying amounts of these financial instruments, except for investment securities, approximate fair value because of the short maturity of these investments.

The fair value of investment securities is presented in Note 4 to these consolidated financial statements.

Note 16	–	Recently Enacted Accounting Pronouncements

a.	In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs, an amendment to ARB 43, Chapter 4 (SFAS 151). The amendment made by SFAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges, and also require the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provision of SFAS 151 should be applied prospectively.

Adoption of this statement is not expected to have a material impact on the Company’s financial statements.

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 16	–	Recently Enacted Accounting Pronouncements (cont’d)

b.	In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“EITF 03-1”). EITF 03-1 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. On September 30, 2004, the FASB issued FSP 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue 03-1, ‘The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments’,” delaying the effective date for the recognition and measurement guidance of EITF 03-1, as contained in paragraphs 10-20, until certain implementation issues are addressed and a final FSP providing implementation guidance is issued. The disclosure requirements of the consensus remain in effect.

The Company has adopted the disclosures requirements of EITF Issue 03-1 for investments accounts accounted for under SFAS 115 in fiscal year ended December 31, 2004.

c.	In December 2004, the FASB issued SFAS No. 123 (Revision 2004), “Share-Based Payment”, (SFAS 123R), that addresses the accounting for share-based payment transactions in which employee services are received in exchange for either equity instruments of the Company, liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed in APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Instead, SFAS 123R requires that such transactions be accounted for using a fair-value-based method and that compensation expense be recognized in the statement of operations rather than disclosing the pro forma impact of the stock based compensation as the Company currently discloses in Note 9. SFAS 123R provides two alternative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS 123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS 123R in accordance with the original provisions of SFAS 123; that is, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance with SFAS 123. A company would not be permitted to make any changes to those amounts upon adoption of SFAS 123R unless those changes represent a correction of an error. The provisions of SFAS 123R are effective for annual periods beginning after June 15, 2005. This Standard will be effective for the Company as of January 1, 2006. The Company expects the adoption of this Standard will reduce 2006 net income by approximately US$ 144 thousand. This estimate is based on the number of options currently outstanding and exercisable and could change based on the number of options granted or forfeited in fiscal 2005 and 2006.

Silicom Ltd. (An Israeli Corporation) and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 16	–	Recently Enacted Accounting Pronouncements (cont’d)

d.	In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets – an amendment to APB No. 29.” This Statement amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity expected to change significantly as a result of the exchange. Adoption of this statement is not expected to have a material impact on the consolidated financial statements of the Company.

e.	In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations,” that requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. This Interpretation is effective for fiscal years ending after December 15, 2005. Accordingly, the Company is required to adopt FIN 47 in its fiscal year ended December 31, 2005. We do not expect adoption of FIN 47 to have a material effect on our consolidated financial statements.