Form 20-F
period 2005-12-31
SILICOM LTD
filed 2006-06-13
CIK 916793

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.............

For the transition period from to

Commission File number: 000-23288

SILICOM LTD.
(Exact name of Registrant as specified in its charter)

N/A	ISRAEL
(Translation of Registrant's	(Jurisdiction of incorporation
name into English)	or organization)

8 Hanagar Street,

Kfar Sava 44000, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None	None

Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares, NIS 0.01 nominal value per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

4,351,050

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

        Note–Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐    Accelerated filer ☐    Non-accelerated filer ☒

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

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

Selected Financial Data

The selected data presented below under the captions “Consolidated Statements of Operations Data” and “Consolidated Balance Sheets Data” for and as of the end of each of the years in the five-year period ended December 31, 2005, are derived from our consolidated financial statements, which have been audited by Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International independent registered public accounting firm. The consolidated financial statements as of December 31, 2005, and for each of the years in the three-year period ended December 31, 2005, and the report thereon, are included elsewhere in this annual report. We have derived the selected consolidated balance sheet data as of December 31, 2001, 2002, and 2003 and the selected consolidated operating data for the years ended December 31, 2001 and 2002 from our audited consolidated financial statements not included in this annual report. The financial data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto, which are set forth in Item 18 –“Financial Statements” and the other financial information appearing elsewhere in this annual report.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

Year Ended December 31
In US$ Thousands

	2005	2004	2003	2002	2001

Sales	$10,876	$4,559	$3,725	$2,726	$4,530

Cost of sales	6,507	2,999	2,160	2,091	3,635

Gross profit	4,369	1,560	1,565	635	895

R&D costs, gross	1,561	1,596	1,647	1,523	1,333

(Less) government
royalty-bearing participations	(98)	(145)	(150)	15	(469)

R&D costs, net	1,463	1,451	1,497	1,538	864

Selling, marketing, general
and administrative expenses	1,598	1,332	1,604	1,734	1,738

Total operating expenses	3,061	2,783	3,101	3,272	2,602

Operating income (loss)	1,308	(1,223)	(1,536)	(2,637)	(1,707)
Other expenses	-	-	-	-	-
Financial income (expenses), net	14	(17)	27	152	254

Income (loss) before taxes on
income	1,322	(1,240)	(1,509)	(2,485)	(1,453)
Taxes on income	-	-	-	-	33

Net income (loss)(1)	1,322	(1,240)	(1,509)	(2,485)	(1,486)

Earnings (loss) per share
Basic earnings (loss) per
ordinary share	$0.31	$(0.30)	$(0.37)	$(0.60)	$(0.36)

Weighted average number of
ordinary shares used to
compute basic earnings (loss)
per share (in thousands)	4,256	4,190	4,112	4,110	4,110

Diluted earnings (loss) per
ordinary share	$0.30	$(0.30)	$(0.37)	$(0.60)	$(0.36)

Weighted average number of
ordinary shares used to
compute diluted earnings
(loss) per share (in
thousands)	4,364	4,190	4,112	4,110	4,110

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

	2005	2004	2003	2002	2001

Consolidated Balance Sheets Data:
Working capital	$4,776	$3,147	$3,675	$5,686	$5,583
Total assets	$9,045	$5,525	$6,118	$7,404	$9,658
Short-term debt	$3,342	$1,530	$1,046	$976	$760
Long-term debt	$1,031	$957	$895	$743	$728
Shareholders' equity	$4,672	$3,038	$4,177	$5,685	$8,170
Number of shares
outstanding	4,351,050	4,213,550	4,126,800	4,125,300	4,125,300

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

We depend on one line of products for most of our revenues.

Our current business is based almost in its entirety on our Multi Port Gigabit-Ethernet Server Adapter product line and the majority of our revenue is generated from such product line. We expect that in the foreseeable future we will continue to be dependent on this line of products for most of our revenue due the nature of our business. We also sell legacy products, however, the volume of sales of legacy products and the revenues generated from such sales is very low and is diminishing. Although we sold legacy products throughout 2005 and in the first months of 2006, we believe that the contribution of such products to our revenues in the foreseeable future will be negligible. We cannot assure you that revenue generated from our Mulit Port Gigabit-Ethernet Server Adapters will reach or exceed historical levels in any future period. A decrease in the price of, or demand for, any of these products, or a significant increase in our costs of manufacturing them could have a material adverse affect on our business, results of operations and financial condition.

Increased demand for products with characteristics similar to our products may cause manufacturers to integrate such characteristics into server motherboards, eliminating the need for our add-on products.

Our main products are add-on adapters that are added to existing Servers in order to improve their functionality. If demand for such improved functionality increases significantly, server manufacturers may begin incorporating such functionality as a part of the basic design of their servers, whereby eliminating the need to achieve such functionality through add-on adapters. In the past we suffered from a similar trend with respect to our legacy products. We cannot assure you that a similar trend will not occur in connection with our add-on adapters. Such trend would have a material adverse effect on our business, results of operations and financial condition.

Our Multi Port Gigabit Ethernet Server Networking Adapters including our Bypass Adapters which are sold mainly to OEMs, are characterized by long sales cycles.

We sell our Multi Port Gigabit Ethernet Server Networking Adapters (including our Bypass Adapters) mainly to original equipment manufacturers, or OEMs. The decision making process of our OEM customers includes several time consuming processes, resulting from the critical importance of our products in their systems: They need to define the required configuration of their server system/appliance, derive the need and type of adapters, evaluate adapters, intensively test and qualify adapters and then (or in parallel) negotiate the terms for a purchase. It may therefore take 12 months or more from the time we first contact a prospective customer before such customer implements our cards in its system constituting what is known as a Design Win. Additionally, once a Design Win is secured, our sales of these products typically involve significant capital investment decisions by prospective end customers, as well as a significant amount of time to educate such end customers as to the benefits of systems and appliances that include our products. As a result, before purchasing systems and appliances which include our products (and consequently facilitating sales of our products), companies spend a substantial amount of time performing internal reviews and obtaining capital expenditure approvals, consequently lengthening the period of time required for a Design Win to mature into consistent sales. These long sales cycles make it difficult to predict when and to what extent discussions with potential customers will materialize into sales and could cause our revenue and operating results to fluctuate widely from period to period. In addition, our allocation of significant resources to potential sales opportunities that do not materialize into sales could have a material adverse affect on our business, results of operations and financial condition.

The short lead time of customer orders combined with the long lead time of our suppliers when ordering certain components for our products could result in either a surplus or lack of sufficient supplies, and impact negatively on our finances.

While we are generally required to fill orders for our products within one or two weeks following the receipt of a firm purchase order, we must place orders of certain components for our products between sixteen and twenty weeks prior to delivery. As a result, we must have a significant amount of components in our inventory to be able to meet our best forecasts of projected purchase orders as opposed to on the basis of firm purchase orders. In the event that firm purchase orders are significantly lower than such forecasts, a significant part of our inventory will not be used and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls and in the event that firm purchase orders exceed such forecasts, we will not be able to fill such purchase orders which may lead to the loss of business from a customer.

Our visibility of future sales is severely limited due to the short lead time of customer orders.

As a result of the short lead time for firm purchase orders, we are unable to accurately forecast future revenues from product sales. As a result, even dramatic fluctuation in revenue (whether increase or decrease) might not be detected until the very end of a financial quarter, which may not enable us to adjust costs in a timely manner to compensate for such fluctuation.

The loss or ineffectiveness of our original equipment manufacturers or a reduction of purchase orders or sales efforts by such original equipment manufacturers may have a material adverse effect on our operations and financial results.

Our sales and marketing strategy is to develop and maintain strategic relationships with leading OEMs in the Servers industry and Server based systems industry, which integrate our products into their systems. These OEMs are not within our control, are not obligated to purchase our products, and may select other products that may compete with our lines of products. A reduction in their sales efforts or discontinuance of sales of our products by our OEMs could lead to reduced sales and could materially adversely affect our operating results. Use of OEMs also entails the risk that they will build up inventories in anticipation of a growth in sales. If such growth does not occur as anticipated, such OEMs may substantially decrease the amount of products ordered in subsequent quarters, discontinue product orders or even attempt to return unsold products (although our standard agreements do not allow return of products). The termination or loss of one of our key OEMs or several OEMs at approximately the same time, without being able to compensate this loss with sales to other new OEM customers might have a material adverse effect.

The markets for our products change rapidly and demand for new products is difficult to predict.

The markets for our products are characterized by rapidly changing technology and evolving industry standards. For example, The European Union’s directive regarding Restriction Of Hazardous Substances (ROHS) which requires products to be ROHS compliant and the migration from the PCI-X server bus to the PCI-Express (PCI-E) server bus, cause our OEMs to demand such new products and technologies. In the event that our OEMs decide to begin using such new technologies, we may not be able to develop products for the new technology in a timely manner. Our OEMs may also select competing products despite our ability to develop products incorporating new technologies. Consequently, we may suffer from reduced sales to such OEMs and accumulate unusable inventory which can be used only with older technologies. We intend to continue investing in product and technology development. Although we have recorded growing sales of our newest lines of products (to which the majority of our revenues are attributable), there can be no assurance that we will continue to be successful in the marketing of our current products and in developing, manufacturing and marketing enhanced and new products in a timely manner.

We may experience difficulty in developing new, commercially successful products at acceptable release times.

Since we commenced operations, we have conducted extensive research, development and engineering activities. Our efforts emphasize the development of new products, cost reduction of current products, and the enhancement of existing products, generally in response to rapidly changing customer preferences, technologies and industry standards. Although throughout 2004, 2005 and the first months of 2006 we recorded growing sales of our latest lines of products, Multi Port Gigabit-Ethernet Server Networking Adapters and Bypass Adapters, we cannot guarantee the continued success of these products, that they will be widely accepted by the marketplace or that any of our development efforts will result in commercially successful products, that such products will be released in a timely manner or that we will be able to respond effectively to technological changes or new product announcements by others.

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

Inability to receive information from our key component manufacturers could affect our ability to develop new products required by our OEMs and by the industry in which we operate.

Our products are based on networking controllers which are manufactured by either Broadcom or Intel. In order to design our products we need to receive information that enables us to design products with the use of such controllers. There can be no assurance that we will continue to receive all the information required for designing products with the use of new controllers continuously released by both Intel and Broadcom. Intel and Broadcom may also compete with our products. Such competition may also affect their decisions regarding the sharing of information with us. The inability to obtain such information may adversely affect our ability to design new products and may have an adverse effect.

The market for our products is highly competitive and some of our competitors may be better positioned than we are.

The market for our products is highly competitive. We face competition from numerous companies, some of which are more established, benefit from greater market recognition and have greater financial, production and marketing resources than we do. For example, in the server networking industry for which we have developed our multi-port Gigabit-Ethernet Server Networking cards, our main competitor is Intel. We cannot guarantee that our present or contemplated products will continue to be distinguishable from those of our competitors or that the marketplace will find our products preferable to those of our competitors. Furthermore, there can be no assurance that competitive pressures will not result in price reductions that could materially adversely affect our business and financial condition and the results of our operations.

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

We are incorporated in Israel. All of our executive officers and all of our directors are non-residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any such persons. It may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel. However, subject to certain time limitations, Israeli courts may enforce United States final executory judgments for liquidated amounts in civil matters obtained after due trial before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) which enforces similar Israeli judgments, provided that the requisite procedural and legal requirements are adhered to. If a foreign judgment is enforced by an Israeli court, it generally will be payable in New Israeli Shekels, which can then be converted into foreign currency at the rate of exchange of such foreign currency on the date of payment. Pending collection, the amount of the judgment of an Israeli court stated in New Israeli Shekels (without any linkage to a foreign currency) ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate prevailing at such time. Judgment creditors bear the risk of unfavorable exchange rates.

The political environment and hostilities in Israel could harm our business.

Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and the Arab countries in the region. This state of hostility has varied in degree and intensity over time. A significant increase in violence began in September 2000 and has continued with varying levels of severity into 2006 and negotiations between Israel and Palestinian representatives ceased for some time. Beginning in late September 2000 and until the first months of 2005, there was a significant increase in hostilities and unrest between Israel, the Palestinian Authority and certain terrorist groups operating within the Palestinian Authority. During the first months of 2005, negotiations between Israel and the Palestinian Authority were renewed and hostilities diminished to a certain extent, however, hostile acts resumed during the course of 2005. While previous hostilities did not have a material adverse impact on our business, we cannot guarantee that hostilities will not be renewed and have such an effect in the future. In addition, the election of representatives of the Hamas militant group in January 2006 to a majority of seats in the Palestinian Legislative Council may create additional unrest and uncertainty in the region. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, many of our facilities are located in Israel. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

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

The securities markets in general have experienced volatility which has particularly affected the securities of many high-technology companies and particularly those in the fields of communications, software and Internet, including companies that have a significant presence in Israel. This volatility has often been unrelated to the operating performance of these companies and may cause difficulties in raising additional financing required to effectively operate and grow their businesses. Such difficulties and the volatility of the securities markets in general may affect our financial results.

We are affected by worldwide downturns in industries based on technology.

The volatility in the securities markets discussed above and its effect on high-technology companies may have a ripple effect on our performance. In the last downturn which the markets experienced beginning in 2001, technology companies dealing in communications and computers were severely affected and some were forced to cease operations. We felt the effects of this downturn in 2001 through 2003. We can give no assurance that our results will not be affected on a going forward basis by any future downturns.

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

We are currently engaged in the design, manufacture, marketing and support of connectivity solutions for a broad range of servers and server based systems. Our first products were integrated circuits for information technology, or IT, manufacturers. In the early 1990s, we began focusing our strategy on designing, manufacturing, marketing and supporting a range of connectivity solutions for mobile and personal computers, or PC, users. In subsequent years we developed several Broadband Internet related products.

In 2002 we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end multi-port server networking cards, which have contributed to our recent sales growth and which we expect to continue being the principal engine of our sales growth in the coming years. In November and December of 2003 we secured our first design wins for these new products. Since that time we have identified the server-based network appliances market and specifically the server-based security appliances within such market as demonstrating a strong demand for our products. We have added to our product lines networking products which include special functionalities called Bypass Adapters for the server based appliances and have received significant orders for both our Bypass Adapters and our non-Bypass adapters. We secured additional design wins throughout 2004 and 2005. Several of these design wins were from leading companies engaged in a number of industries.

On December 20, 2005 we obtained the approval of the Tel Aviv Stock Exchange, or TASE, for the listing of our shares on TASE. Trading of our shares on TASE commenced on December 27, 2005. Our shares are included in the Tel-Tech index. Our shares continue to be listed on the NASDAQ Capital Market (previously known as the NASDAQ Small-Cap) under the ticker symbol “SILC” (previously “SILCF”) See Item 9. “The Offer and Listing -Markets and Share Price History”.

In January 2006, we completed an offering and sale of 10,000 units in Israel, composed of 800,000 of our ordinary shares and 400,000 warrants, pursuant to a prospectus filed with the Israeli Securities Authority and TASE. Each warrant sold in the offering is exercisable into one of our ordinary shares until January 31, 2008 at an exercise price in NIS equivalent to $8.64 calculated on the date of exercise of such warrant. The sale of units resulted in net proceeds of approximately $5.7 million. Any exercise of warrants in the future would contribute additional proceeds of up to approximately $3,500,000. The offering and sale of the units pursuant to the January 2006 prospectus was made only in Israel and was not intended for the public in the United States or any other country. All purchasers of securities pursuant to the January 2006 prospectus were deemed to have stated that they are not “U.S. Persons” as defined in Regulation S under the Securities Act of 1933, or the Securities Act, that they did not purchase securities for the benefit of any U.S. Person and that they were not present in the United States at the time the request for purchase of the securities was submitted. A similar statement will be required from anyone requesting to exercise warrants purchased in the offering. The January 2006 prospectus and the securities offered thereunder are subject to Israeli law. The January 2006 prospectus was not filed with the Securities Exchange Commission and the securities offered thereunder are not registered in accordance with the Securities Act. We have not assumed any obligation to register any of the securities offered under the January 2006 prospectus, in accordance with the Securities Act.

Business Overview

We are currently active in the following product lines, each of which is described in greater detail below:

—	High-end Server networking cards with and without bypass (Server Adapters): these are the products for which we are leveraging our expertise in networking and operating systems and facilitating improved connectivity for servers by increasing the number of ports on the Server Adapters and by adding bypass and other special functionality for security appliances and other network appliances.

—	Legacy products, including connectivity solutions for portable PCs and Broadband Internet access products: this is our previous area of expertise, in which demand for our products has significantly declined and in which we expect to fully phase out over time.

Server Adapters

In an effort to leverage our strengths, in late 2002 we began exploring a new direction which we feel has become and will continue to be our primary growth driver in the future: high-end server networking cards. Our core expertise has always been our broad range of Ethernet and connectivity products, which provided personal computer users with solutions to their connectivity problems. In late 2002 we decided to employ our core know-how in the realm of server-based systems. Doing so takes advantage of our competitive edge by using the expertise we have developed in connectivity solutions for personal computers in industries which require broader connectivity solutions with very high-performance environments. These industries include security, load balancing, acceleration and other network appliances, data storage, video on demand, internet content delivery, high-performance computing, web servers, etc.

We have developed a line of products for the server networking industry which facilitates interaction between servers, allowing them to communicate with each other through a larger number of ports and with higher performance than their original capabilities. These are powerful products that allow server-based systems to fully exploit the high speed potential of Gigabit Ethernet. The products have either one, two, four or six ports, which plug into the servers between which interaction is facilitated. Our main competitor in this area, Intel, has developed cards which do not cover the full scope of features that our products do. For instance, Intel’s products do not offer six ports, nor do they offer Multi Port Fiber LX interfaces. We believe that our expanded feature set coupled with the fact that our products are based on two different industry leader chip sets (Intel and Broadcom), which makes them more compatible with our potential customers’ needs, gives us a competitive edge. To the best of our knowledge we are currently the only company offering such a comprehensive range of server networking products.

Following demands from customers and potential customers, we developed some of these same products with a bypass feature. Intended for mission-critical environments, the Silicom Gigabit Ethernet Bypass Networking Cards feature innovative bypass circuitry to maintain continuity of network connectivity in the event of a gateway failure. Upon the occurrence of a gateway failure, the card’s bypass mechanism automatically reroutes traffic to bypass faulty components, enabling customers to have reliable and always available network accessibility. As with all of Silicom’s Multiport Gigabit Ethernet Networking Cards, the Bypass Cards also improve server throughput and performance during normal operations by introducing more ports and better throughput while reducing network congestion, simplifying network management, and minimizing CPU utilization. The addition of the innovative bypass capability makes Silicom Gigabit Ethernet Bypass Networking Cards an appropriate connectivity solution for security appliances, as well as for appliances targeted at other high-potential, growing markets such as network monitoring, load balancing, network event management, network optimization, LAN policy enforcement, intrusion detection, virus protection, e-mail content filtering, and more. To the best of our knowledge we are currently the only company offering such a comprehensive line of bypass products, which offers dual port and quad port cards, copper and fiber interfaces and dual chip set (Intel and Broadcom). Although the situation may change in the future, we believe that our competition in the bypass card market is less significant than in the non-bypass card market.

The products are divided into two groups: One group of products is based on Broadcom’s chipset and the other group is based on Intel’s chipset.

Examples of products based on Broadcom’s chipset are: PXG6, PXG4, PXG2, PXG2F, PEG1, PEG1F, PXG2BP, PXG4BP, PXG2-ROHS. The number in each product name represents the number of Gigabit-Ethernet ports that the product has. The F (in the fourth and sixth products) represents a Fiber-optic Ethernet interface, rather than a copper Ethernet interface as in the other products. The X represents PCI-X based products, while E represents PCI-Express based products, indicating products that are based on the newest PCI-Express bus. The BP represents a card that carries the bypass functionality. The ROHS represents a card that is ROHS compliant. Products based on the Intel chipset carry the same name with an addition of “I” at the end to indicate the Intel chipset. Examples of the Intel based products are: PXG6i, PXG4i, PXG2i, PXG2Fi, PXG4Fi, PXG2BPi, PXG4BPi, PXG4BPi-ROHS, PXG2BPFi and PXG4BPFi. Except for the difference in the type of chipset, type of bus, bypass functionality, number of ports and type of Ethernet interface, all of the principal applications are similar:

Principal Applications, all of which demand high performance multi port connectivity:

—	Security appliances
—	WAN acceleration appliances
—	Load balancing and traffic management appliances
—	Network-attached storage (NAS)
—	Video on Demand servers
—	Content Delivery servers
—	Internet Service Providers / Web Hosting
—	High end computing

It would be difficult to design such high-end products without a high level of cross-disciplinary knowledge. The products we have developed use our Ethernet and operating systems expertise. The products in this line include more than forty multi-port Gigabit-Ethernet Server Networking cards (bypass and non-bypass).

Our business model for our server adapter line of products is called the Design Win Model. The following are the main aspects of this model:

—	We approach a potential customer or are approached by such customer.

—	If the customer shows interest in the products and we believe that achievement of a business relationship with the customer is possible, we ship products for such customer’s evaluation.

—	During the evaluation process the customer receives a few of our Server Networking Cards for initial basic testing. If the evaluation process is successful, we ship products for qualification.

—	During the qualification process the customer receives a larger amount of our Server Networking Cards for more specific testing, which may include certain customization of our products to its specific needs.

—	If the qualification process is successful, we enter into negotiations regarding the terms of a business relationship.

—	In some cases, typically with the larger customers, the evaluation and qualification process may take 12 months or more.

—	Once all phases mentioned above are concluded, the customer will purchase products from us, in order to incorporate them within its server based systems and sell such systems with our cards embedded in them. The sale of our products within such systems is the objective of our Design Win Model. In most cases once we secure a design win our customer will continue to buy our cards for as long as it continues to sell its server based system. Yet, in some cases, we may only be a second source from which a customer purchases, in which case the customer may not necessarily make continuous orders, even though it continues to sell its systems.

We believe that the high-end server networking cards (with and without bypass) will continue to be a key driver of our growth in the coming years. A distinct advantage of these products is that the demand in the server based industry has been almost continuously growing. Certain fields within this industry, such as the security appliances market, other network appliances market, the storage market and several additional markets have demonstrated strong growth. This industry continues to require innovative solutions that must become faster and must provide additional functionalities each time they are implemented. However, the process of achieving design wins and obtaining new customers is time consuming as a result of the fact that the sales cycles for products in this industry are long. Nevertheless, each design win we achieve, may represent an opportunity for sustained, long-term revenues.

Legacy Products

Traditional Connectivity Solutions for Portable PCs.

Since the early 1990s, the growth in the use of portable computers has corresponded with an increased dependence on network-based communication systems, resulting from the need to effectively and efficiently use resources and communicate information in today’s competitive business environment. In the field of portable computers, our core strength has been our broad range of single and multi-function connectivity products that incorporate various Silicom and third party technologies to provide portable computer users with a comprehensive solution to their connectivity problems.

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

Broadband Internet Access

One of the former technological challenges in delivering high-speed internet services to subscribers was to easily connect a broadband modem to a subscriber’s PC. In late 2000 and early 2001, we developed products and technologies which helped in overcoming this challenge. However, as products in this area quickly become commodities, we stopped investing in this area and currently, we have virtually no sales in this market.

Principal Markets

The principal markets in which we compete are set forth more particularly in, and are incorporated by reference to Note 12(A) to the consolidated financial statements set forth in Item 18 of this annual report (the financial statements). In 2003, 2004 and 2005, approximately 9%, 6% and 5%, respectively, of our sales were in Europe, 86%, 84% and 77% respectively, were in the United States and Canada, and 5%, 10% and 18%, respectively, were in other countries. Our main business is not seasonal, and we believe that there are sufficient sources and raw materials available to sustain it.

Sales and Marketing

Over the last few years, our sales and marketing has been carried out through a network of strategic relationships with leading original equipment manufacturers which sell our products, generally as a part of their systems and sometimes under their own private labels. Our current original equipment manufacturer customers are mostly active in the security appliances market, other network appliances markets (such as load balancing, traffic management and WAN acceleration), storage market, general servers market and other server based applications. They are referred to in this report as OEMs, or OEM customers. Our strategy of carrying out strategic relationships with OEM customers continues to be the strategy under which we operate. We believe that these relationships enable us to take advantage of the superior financial resources and market presence of these companies to increase our sales and establish, maintain and strengthen our position and reputation in the market. In addition, we believe that relationships with OEMs improve access to new technologies developed by such OEMs, thereby ensuring smooth integration of our products and technology with those of the OEMs. In furtherance of this strategy, in 2005 we entered into additional strategic arrangements with additional OEMs and continued recording design wins from OEMs who purchase our products. Revenues from sales of our products to OEM customers in 2005 constituted approximately 95% of our revenues. We expect the percentage of our revenues that is derived from sales of connectivity products to OEM customers to continue being approximately 95% or even increase slightly as we continue to focus our efforts on our server adapter products, which are sold mostly to OEMs. As such, the loss of some of our OEM customers may have a material adverse effect on our operations and financial results and we cannot assure you that we will be able to enter into strategic relationships with OEMs in the future. Our other non-OEM products are marketed directly, through our U.S.-based subsidiary and through a network of independent distributors. Normal payment terms of our OEM customers are up to 90 days net. Substantially all of our international sales are denominated in U.S. dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions and changes in tariffs and freight rates. We have experienced no material difficulties to date as a result of these factors.

Our arrangements with OEMs (and distributors and resellers when applicable) are generally non-exclusive. We have generally experienced good relations with our customers and are not aware of any pending terminations other than with respect to products that newer technologies have eliminated the need for.

Our OEMs, distributors and resellers are not within our control. They are not obligated to purchase products from us and may represent other lines of products. A reduction in sales effort or discontinuance of sales of our products by our OEMs could lead to reduced sales and could materially adversely affect our operating results. Use of OEMs also entails the risk that OEMs will build up inventories in anticipation of a growth in sales. If such growth does not occur as anticipated, these OEMs may substantially decrease the amount of products ordered in subsequent quarters, discontinue product orders or even attempt to return unsold products. The loss or ineffectiveness of several of our OEMs at approximately the same time might have a material adverse effect on us.

Research and Product Development

Since we commenced operations, we have conducted extensive research, development and engineering activities. Our efforts emphasize the development of new products, cost reduction of current products, and the enhancement of existing products, generally in response to rapidly changing customer preferences, technologies and industry standards. During 2003, 2004 and 2005 we fully matured our multi port line of Server Adapter products and further invested in the development of other products including development of cards incorporating bypass functionality, addition of a full line of PCI-Express cards based on both chip-sets we used for the PCI-X based cards, supplementing a line of PCI-Express bypass cards and adding a line of ROHS compliant cards for PCI-X cards (as PCI-Express cards were originally designed to be ROHS compliant). We cannot assure you that any of our development efforts will result in commercially successful products, that such products will be released in a timely manner or that we will be able to respond effectively to technological changes or new product announcements by others.

The markets for our products are characterized by rapidly changing technology and evolving industry standards. We believe that success will depend upon our ability to successfully market new networking and connectivity concepts and, to a lesser extent, upon our ability to enhance our existing products and to continue to introduce new products on a timely basis. Accordingly, we intend to make substantial investments in technology development. Notwithstanding these efforts, we cannot assure you that we will be successful in selecting, developing, manufacturing and marketing our technology or our enhanced and new products in a timely manner.

Manufacturing and Suppliers

Our manufacturing operations consist primarily of producing finished goods from components and sub-assemblies purchased from third parties. In addition, we perform testing and quality assurance procedures with respect to the components and sub-assemblies which are incorporated into our final products and the final products themselves.

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

We are generally required to fill orders for our products within one or two weeks after receipt of a firm purchase order. Consequently, we need to maintain inventory at levels that are in accordance with our forecasts and those of our customers. There can be no assurance that such forecasts will indeed materialize into firm purchase orders and consequently we cannot guarantee that the full volume of such inventory will be delivered against firm purchase orders and not remain unused.

Competition

The data server adapters industry is highly competitive. We face competition from numerous companies, some of which are more established, benefit from greater market recognition and have greater financial, production and marketing resources than we do. We cannot guarantee that our present or contemplated products will continue to be distinguishable from those of our competitors or that the marketplace will find our products preferable to those of our competitors. Furthermore, there can be no assurance that competitive pressures will not result in price reductions that could materially adversely affect our business and financial condition and the results of our operations.

In the server networking industry for which we have developed our multi-port Gigabit-Ethernet Server Networking cards, our main competitor is Intel. In the bypass cards industry, our competition is not as significant. To the best of our knowledge, our only significant competitors in this industry are Interface Masters and Portwell. There also may exist other local solutions which may compete with our products, including solutions which are not an embedded card but rather an external box.

Intellectual Property Rights and Software Protection

Our success and ability to compete are dependent to a significant degree on our technology. We currently rely on a combination of non-disclosure agreements and technical measures, to establish and protect the technology we use in our products. These measures afford only limited protection, and accordingly, there can be no assurance that the steps we take will be adequate to prevent misappropriation of our technology or the independent development of similar technologies by others. Despite our efforts to protect our technology, unauthorized parties may attempt to copy aspects of our products and develop similar hardware or software or to obtain and use information that we regard as proprietary. In addition, there can be no assurance that one or more parties will not assert infringement claims against us. The cost of responding to claims could be significant, regardless of whether the claims are valid.

In April 2002 we reached an agreement with a company that claimed that certain of our legacy connectivity products infringe its patents. We agreed to pay the amount of $150,000 to this company in exchange for the right to a license for our past and future products which use this alleged infringing technology. In reaching agreement we avoided incurring additional costs and expenses. See Note 7 to the consolidated financial statements.

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

Property, Plants and Equipment

We do not own any real property, but we lease property at three locations. Our executive offices and research and development facilities are located in Kfar Sava, Israel. The original term of our lease with respect to such space expired on October 31, 1998 and was renewed for additional one-year periods through October 31, 2006. The facility is 600 square meters in size and we currently pay a monthly rent of approximately $5,000.

We conduct our manufacturing from a facility of approximately 610 square meters in Yokneam, Israel. The monthly rent payments for this facility are approximately $5,000. The lease was originally for a 4 year period, ending on August 15, 2004 and included an option to renew the lease for an additional period of one year. We exercised the renewal option for our manufacturing facility, and further extended the lease agreement until August 15, 2006.

Commencing in February 2004, we began to sub-lease space in Paramus, New Jersey, from an affiliate. This sub-lease was in effect until January 31, 2006 and has been extended until January 31, 2007. Currently, the monthly rent payments for this space are approximately $500. See “Item 7 – Major Shareholders and Related Party Transactions.”

We believe that our facilities in Israel and in the United States are suitable and adequate for our operations as currently conducted. In the event that additional facilities are required or we need to seek alternative rental properties, we believe that we could obtain such additional or alternative facilities at commercially reasonable prices.

Item 4A.	UNRESOLVED STAFF COMMENTS

Not Applicable.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

Silicom was incorporated in Israel and commenced operations in 1987. We have traditionally been engaged in the design, manufacture, marketing and support of connectivity solutions for computers. In the years 2000 and 2001, we leveraged the IP developed in this area for use in the broadband internet access market. In late 2002 we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end server networking cards. We made initial sales of these products to a number of customers during 2003 and recorded growing sales of these products throughout 2004, and 2005. We primarily sell our products through original equipment manufacturers and, to a lesser extent, through independent distributors (on a non exclusive basis).

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

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and could potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below.

— Inventories – Inventories are stated at the lower of cost or market. Cost is determined using the “average-cost” method for raw materials. The cost of the work in process and finished goods of the Company’s Traditional Products is determined based on the allocation of labor and overhead, which are allocated on the basis of raw materials consumption. The cost of the work in process and finished goods of the Company’s Server Networking Products is determined based on a specific allocation of overhead to each product. We carefully examine our obsolete or slow inventory situation and establish allowances for obsolete or slow moving inventory to record at the lower of cost or market. The examination of obsolete or slow moving inventory includes our estimates of the likelihood of using or selling each of the material inventory parts.

— Allowance for doubtful accounts – Trade receivables are recorded less the related allowance for doubtful accounts receivable. We consider accounts receivable to be doubtful when it is probable that we will be unable to collect all amounts, taking into account current information and events regarding our customers’ ability to repay their obligations. The balance sheet allowance for doubtful debts is determined as a specific amount for those accounts the collection of which is uncertain. We perform our estimates regarding potential doubtful debts based on payment history and correspondence with our customers, and based on new information we receive about customers’ financial situation. As of December 31, 2005, the allowance for doubtful debts was $20,000.

— Deferred Taxes – We account for income taxes under SFAS 109 “Accounting for Income taxes”. Under SFAS 109, deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. Deferred tax assets for future tax benefits from realization are included when their realization is more likely than not. Valuation allowances are established when necessary to reduce deferred taxes assets to the amount expected to be realized. Valuation allowances in respect of deferred taxes were recorded in respect of the following matters:

■ Carry forward tax losses – As of December 31, 2005, we had carry forward tax losses in Israel of approximately $3,639,000 and our subsidiary had federal carry forward tax losses of approximately $569,000 to be realized until 2018 to 2024 and New Jersey state carry forward tax losses of approximately $445,000 to be realized until 2010 to 2012. There is no assurance that these carry forwards will be realized.

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

In December 2004, the FASB issued SFAS No. 123 (Revision 2004), “Share-Based Payment”, (SFAS 123R), that addresses the accounting for share-based payment transactions in which employee services are received in exchange for either equity instruments of the Company, liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed in APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Instead, SFAS 123R requires that such transactions be accounted for using a fair-value-based method and that compensation expense be recognized in the statement of operations rather than disclosing the pro forma impact of the stock based compensation as the Company currently discloses in Note 9. SFAS 123R provides two alternative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS 123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS 123R in accordance with the original provisions of SFAS 123; that is, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance with SFAS 123. A company would not be permitted to make any changes to those amounts upon adoption of SFAS 123R unless those changes represent a correction of an error. The provisions of SFAS 123R are effective for annual periods beginning after June 15, 2005. This Standard will be effective for the Company as of January 1, 2006. The Company adopted the first method mentioned above and expects the adoption of this Standard will reduce 2006 and 2007 net income by approximately $143 thousand and $52 thousand respectively. This estimate is based on the number of options currently outstanding and exercisable and could change based on the number of options granted or forfeited in fiscal 2006.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets – an amendment to APB No. 29.” This Statement amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity expected to change significantly as a result of the exchange. SFAS 153 is effective for fiscal periods beginning after June 15, 2005 and shall be applied prospectively. Adoption of this statement is not expected to have a material impact on the consolidated financial statements of the Company.

Operating Results

The following table sets forth, for the periods indicated, the relationship (in percentages) of items from our Consolidated Statement of Operations Data to our total sales:

Year Ended December 31,

	2005	2004	2003

Sales	100%	100%	100%
Cost of sales	59.8	65.8	58.0
Gross profit	40.2	34.2	42.0
R&D costs, gross	14.4	35.0	44.0
(Less) government royalty bearing participation	(0.9)	(3.2)	(4.0)
R&D costs, net	13.5	31.8	40.0
Selling, marketing, general and administrative expenses	14.7	29.2	43.1
Operating Income (Loss)	12.0	(26.8)	(41.1)
Financial income (expenses), net	0.1	(0.4)	0.7
Net Income (Loss) for the year	12.1	(27.2)	(40.4)

Sales in 2005 increased to $10,876,000 compared to $4,559,000 in 2004, mainly due to design wins which matured during 2005 and due to additional design wins which were secured during 2005, all of which were related to our Server Adapters and Server Bypass Adapters. Approximately 78% of our sales in 2005 were attributable to our line of Server Adapters and 22% were attributed to our legacy products.

Sales in 2004 increased to $4,559,000 compared to $3,725,000 in 2003, mainly due to the growing sales of our server networking cards. Approximately 48% of our sales in 2004 were attributable to our line of multi-port Gigabit Ethernet networking cards and 52% were attributable to our legacy products.

Gross profit in 2005 was $4,369,000 compared to $1,560,000 in 2004. Gross profit as percentage of sales in 2005 was 40.2%, compared to 34.2% in 2004. The Gross profit percentage was higher in 2005 than in 2004 mainly due to sales of products with higher profit margins in 2005 and due to the fact that as sales increase, the impact of fixed costs of sales on the gross profit is lower.

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

Gross research and development expenses for 2005 decreased insignificantly by 2.2% to $1,561,000 compared to $1,596,000 during 2004. Because the markets for our products are characterized by rapidly changing technology and evolving industry standards, our success will depend upon our ability to select, develop, manufacture and market new and enhanced products in a timely manner to meet changing market needs. We expect to continue to invest resources in new product development, enhancements to existing products, and the development of new networking and connectivity technologies.

Gross research and development expenses for 2004 decreased insignificantly by 3.1% to $1,596,000 compared to $1,647,000 during 2003.

Selling and marketing expenses for 2005 increased by 25.8% to $903,000 compared to $718,000 during 2004, mainly due to the fact that we continued investing resources in promoting the sales and marketing of our server networking products.

Selling and marketing expenses for 2004 decreased by 28.6% to $718,000, compared to $1,006,000 during 2003, mainly due to the fact that we ceased most of our sales and marketing activities for our traditional products and focused mainly in promoting the sales and marketing of our server networking products.

General and administrative expenses for 2005 increased by 13.2% to $695,000 compared to $614,000 during 2004, mainly due to the significant growth in our activity as demonstrated by the considerable increase in our revenues which amounted to 139%.

General and administrative expenses for 2004 increased insignificantly by 2.7% to $614,000 compared to $598,000 during 2003.

Net income for 2005 was $1,322,000 compared to a net loss of $1,240,000 in 2004, mainly due to our higher sales and higher gross profit in 2005.

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

Liquidity and Capital Resources

At December 31, 2005, we had working capital of $4,776,000 and our current ratio (current assets to current liabilities) was 2.43. Since inception, our operations have been funded through capital contributions, research and development grants and cash flow from operations. Cash and cash equivalents as of December 31, 2005 increased by $1,190,000 to $2,276,000 compared with $1,086,000 as at December 31, 2004. Short-term investments decreased by $519,000 and short term bank credits increased by $500,000. The net increase of $171,000 in these three balance sheet items in 2005 was mainly due to the net cash provided by operating activities.

Short term trade receivables increased to $2,395,000 at December 31, 2005 from $741,000 on December 31, 2004, mainly due to the significant increase in sales in the fourth quarter of 2005, as compared to sales in the fourth quarter of 2004. Other receivables increased from $337,000 to $453,000.

Cash provided by operating activities in 2005 amounted to $41,000 compared to cash used in operating activities in the amount of $1,536,000 in 2004. The cash provided by operating activities in 2005 was the result of our positive operating income. The figure is lower than the actual operating income due to the fact that as sales grow, we are required to devote more resources to inventories and manufacturing activities, before collection of payments from customers.

Inventories increased from $1,994,000 at the end of 2004 to $2,994,000 at the end of 2005, mainly due to the fact that as our sales grow and customers demand receipt of products within a number of weeks following the issuance of purchase orders, we are required to be ready to deliver our products in accordance with our customers’ expectations.

Capital expenditures on property and equipment in 2005 increased by $108,000 compared with 2004, mainly due to the fact that in 2005 we increased investment in development and testing tools for our new product lines of server networking cards.

On October 31, 2005 we obtained a credit line in the amount of up to $1 million from Bank Hapoalim B.M., or Bank Hapoalim. In consideration for the credit line extended to us by Bank Hapoalim we registered a floating charge on all of our assets in favor of Bank Hapoalim and a fixed charge in favor of Bank Hapoalim on all of our share capital not yet issued. Any amounts drawn on account of the credit line bore annual interest at a rate of LIBOR plus 1.6% compounded on a monthly basis. As of December 31, 2005 we drew an aggregate of $500,000 under the credit line. In February 2006 we requested cancellation of the credit line and repaid all amounts drawn in connection with such credit line. Following repayment of such amounts Bank Hapoalim agreed to removal of all the charges we registered in its favor in connection with obtainment of the credit line and released us from all our undertakings in connection with such credit line.

In January 2006, we completed an offering and sale of 10,000 units in Israel, composed of 800,000 of our ordinary shares and 400,000 warrants, pursuant to a prospectus filed with the Israeli Securities Authority and TASE. The sale of units resulted in net proceeds of approximately $6 million. Any exercise of warrants in the future would contribute additional proceeds of up to approximately $3,500,000. See “Item 4. Information on the Company – History and Development of the Company.”

We have cash and cash equivalents that we believe are sufficient for our present requirements.

Other Assets: Our subsidiary, Silicom Connectivity Solutions, Inc., entered into a “Non-Exclusive Limited Patent License Agreement” in April 2002 as part of an agreement with a company that suggested that certain of our legacy connectivity products infringe its patents. The agreement included a payment of a one-time license fee of $150,000 from our subsidiary to the other company which represented a licensing fee for both past and future Silicom sales of certain connectors and PC cards under patents of the licensor. Our subsidiary classified this $150,000 payment as an intangible asset. . The remainder of the license fee to be amortized as of December 31, 2005 was approximately $57,000. The amount of approximately $9,000 is presented in Current Assets in the financial statements, while the amount of $48,000 is presented as Other Assets in the financial statements.

Trade payables increased from $1,008,000 at the end of 2004 to $2,020,000 at the end of 2005, mainly due to the growing sales resulting in growing operating expenses. Other payables and accrued liabilities increased from $522,000 at the end of 2004 to $822,000 at the end of 2005.

Research and development, patents and licenses, etc.

Because the market for our products is characterized by rapidly changing technology and evolving industry standards, our success depends upon our ability to select, develop, manufacture and market new and enhanced products in a timely manner to meet changing market needs. As such, we invest significant resources in research and new product development, enhancements to existing products, and the development of new networking and connectivity technologies, and we expect to continue to do so.

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise create surplus yield for the Israeli economy. As indicated below, in each of the three fiscal years from 1999 to 2001, we received grants from the Office of the Chief Scientist (“OCS”) for the development of systems and products. We have received from the OCS approximately 30% of certain research and development expenditures for particular projects. Under the terms of Israeli Government participation, a royalty of 3% or up to 5% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% or 150% of the grant is repaid. For projects approved after January 1, 1999, the amount of royalties payable is up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR. The terms of Israeli Government participation also place restrictions on the location of the manufacturing of products developed with government grants, which, in general, must be performed in Israel, and on the transfer to third parties of technologies developed through projects in which the government participates. See “Item 10. Additional Information – Taxation.” Due to the decreasing budget of the OCS, we did not receive any grants for our projects in 2002, and we received approximately 20% of certain research and development expenditures for a particular project in 2003 and approximately 30% of a particular project in 2004. We did not receive any grants from the OCS for our projects in 2005. In August 2005 we received approval for a $54 thousand dollar grant from the Korea-Israel Industrial Research and Development Foundation, or Koril-RDF, in connection with the joint development of a certain product with a Korean company. Under the terms of this grant we are required to repay the amounts received at a rate of 2.5% per year of our gross sales of the product developed with the grant in each such year, until 100% of the grant (and any other sums received from Koril-RDF) are repaid. The annual payment for every year following the first sale of the product will not exceed certain percentages of the amounts received from Koril-RDF. We cannot guarantee that any encouragement programs will be continued, or that we will continue to participate in them to the extent they are continued.

The following table shows, for the periods indicated, our gross research and development expenditures, the portion of such expenditures which was funded by OCS and the net cost to us of our research and development activities:

	1999	2000	2001	2002		2003	2004	2005

Gross research and development expenses	$1,078	$1,418	$1,333		$1,523	$1,647	$1,596	$1,561

Portion funded by Chief Scientist	$417	$410	$469	*$	(15)	$150	$145	$44

Portion funded by Korea-Israel Industrial Research and Development Foundation	-	-	-		-	-	-	$54
Net research and development expenses	$661	$1,008	$864		$1,538	$1,497	$1,451	$1,463

* This amount reflects final adjustments for projects supported in previous years.

We expect that we will continue to commit resources to research and development in the future. As of March 31, 2006, the Company employed 21 persons in research and development. Our gross research and development expenses constituted approximately 14%, 35% and 44% of our sales, and our net research and development expenses constituted approximately 13%, 32% and 40% of such sales, in the respective years ended December 31, 2005, 2004 and 2003. For additional information concerning commitments to pay royalties on sales of products developed from projects funded by the Office of the Chief Scientist, see Note 8A to our financial statements included elsewhere in this annual report and see “Item 10. Additional Information – Taxation.”

Trend Information

The trend in the mobile computing industry has been to incorporate modems and Ethernet/Fast Ethernet as built-in elements of portable PCs. This trend has obviated much of the need for our legacy Ethernet/Fast Ethernet PC Card products. Although one of our OEM customers continued purchasing our legacy Ethernet/Fast Ethernet products in 2005, we believe that this trend will continue, and that during 2006 our legacy Ethernet/Fast Ethernet PC Cards will be phased out completely.

Having anticipated the above trend, we began a number of years ago to position ourselves to compete in the broadband internet access industry. In 1999, 2000 and 2001, we invested most of our research and development efforts in this industry. In 2003, 2004 and 2005 sales to the broadband internet access and multi tenant unit, or MTU, industries constituted 14%, 7% and 1% of our total sales, respectively. An additional trend which affected our sales of these products was the worldwide slowdown in technology-based companies, which worsened throughout 2002 and part of 2003, and had a ripple effect on our performance, especially in the broadband internet access and MTU industries. Since then, products for this industry have become commodities, mostly manufactured by companies from the Far East. We have therefore ceased our investments in this industry.

In late 2002, we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end server networking cards (Server Adapters). In today’s network-based environment, there is a growing demand for server-based systems. The markets for such systems were less affected by the worldwide slowdown described above and are almost continuously growing. Furthermore, the security market, which is also growing due to an increase in demand for security appliances, most of which are server based, is an additional market in which our server adapters provide added value. We began investing in marketing and sales of this line to potential markets and customers during 2003 and received initial purchase orders from a number of sources. We continued to invest in the marketing of these products during the course of 2004 and 2005 and the number of purchase orders for these products increased significantly. The sales cycles in these markets are long, but once we establish a customer base, each such customer will represent an opportunity for sustained, long-term revenues. We expect that this product line will continue to be our principal growth driver in the coming years, specifically with respect to the higher port density cards, bypass cards, PCI-Express cards and ROHS compliant cards, however, there is no assurance that we will continue to succeed in having significant sales in this area.

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

Tabular disclosure of contractual obligations

The following table shows our outstanding contractual obligations by category and by payments due as of December 31, 2005:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating Leases	295,000	207,000	88,000	-	-
Purchase Obligations	1,425,000	1,425,000		-	-
Total	1,720,000	1,632,000	88,000	-	-

The Company’s total outstanding contingencies in respect of royalty-bearing participations received or accrued from the OCS, net of royalties paid or accrued to the OCS, amounted to approximately $3,084 thousand as of December 31, 2005 ($3,142 thousand as of December 31, 2004), of which $2,408 thousand are attributable to sales of our legacy products and $676 thousand are attributable to sales of our new line of products.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table and notes thereto set forth information regarding our officers, directors and senior managers as of May 31, 2006.

Name	Age	Position with Company
Avi Eizenman	49	Active Chairman of the Board
Shaike Orbach	55	Chief Executive Officer, Director
Yehuda Zisapel	63	Director
Einat Domb-Har	39	Outside Director
Ilan Kalmanovich	40	Outside Director
David Hendel	45	Vice President Research and Development
Eran Gilad	39	Chief Financial Officer

Avi Eizenman co-founded the Company in 1987 and has served as its President and as a Director, since its inception. Mr. Eizenman also served as Chief Executive Officer from our inception until April 1, 2001, and on such date, he resigned from his position as Chief Executive Officer and was appointed Active Chairman of the Board. Mr. Eizenman served as head of the ASIC department at Scitex Ltd. in 1986. From 1979 until 1985, Mr. Eizenman held various positions, including project manager, ASIC specialist and engineer, with the Electronic Research & Development Department of the Israeli Ministry of Defense. Mr. Eizenman holds a B.Sc. degree, with honors, in Electrical Engineering from the Technion, and an M.B.A. from Tel Aviv University.

Shaike Orbach has been President and Chief Executive Officer of the Company since April 2001. In December 2001, Mr. Orbach was named a Director, replacing Zohar Zisapel, who resigned from the Board of Directors. Prior to that, for a period of four and a half years, Mr. Orbach was President and CEO of Opgal Ltd., a high-tech subsidiary of Israel’s Rafael and El-Op corporations. Previously, he was General Manager of Edusoft, an Israeli company the shares of which were traded on the NASDAQ National Market, and Managing Director of Tecsys Ltd. He holds a B.Sc degree in Mechanical Engineering from the Technion.

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

Eran Gilad has been the Chief Financial Officer of the Company since May 2005. From 2002 to 2004 Mr. Gilad served as VP of Finance & Operation at Frontline PCB Solutions Ltd. From 2000 until 2002 Mr. Gilad held senior financial and operational positions at -Lynx Photonic Networks Inc. From 1996 until 2000 Mr. Gilad held senior financial positions at Technomatix Technologies Ltd. He is a Certified Public Accountant in Israel and holds an M.A in Economics from Tel-Aviv University and a B.A in Accounting and Economics from Tel-Aviv University.

Compensation

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2005 was $624,000. We do not pay cash compensation to Yehuda Zisapel for serving on our board of directors. We do pay cash compensation to Avi Eizenman who is an active Chairman of the Board, to Shaike Orbach, who is the President and Chief Executive Officer, and to Ms. Einat Domb-Har and Mr. Ilan Kalmanovich who are outside directors and receive compensation in accordance with the regulations promulgated under the Israeli Companies Law-1999. All our officers work full time for us. Certain of the compensation previously paid to our directors was paid in the form of options under the Silicom Directors Share Incentive Plan (1994) and certain of such compensation is paid in the form of options under the Share Option Plan (2004) described below. The Directors Share Incentive Plan (1994) was adopted by the board of directors in August 1994 in order to grant options to members of the board of directors who served on the board of directors for at least three fiscal quarters. The Director Share Incentive Plan was administered by the board of directors, which designated the optionees, dates of grant and the exercise price of options. Under the Director Share Incentive Plan, 500,000 of our ordinary shares were reserved for issuance. The options granted under the Director Share Incentive Plan expire at the end of ten years from their date of grant and are non-assignable except by the laws of descent. The grantee is responsible for all personal tax consequences of the grant and the exercise thereof. We believe that we will bear no tax consequences in connection with such grant or exercise. The Director Share Incentive Plan was cancelled in July 2004 with respect to any share capital previously reserved and not yet allocated as well as any share capital that becomes unallocated from time to time as outstanding options expire or are forfeited. As of May 31, 2006, 170,000 options are outstanding under the Director Share Incentive Plan (1994), of which, 110,000 options (at an average exercise price of $5.61 and at termination dates that range from April 2010 to August 2010) were granted to Mr. Avi Eizenman and 60,000 options (at an average exercise price of $4.70 and a termination date that ranges from December 2006 to April 2010) were granted to Mr. Yehuda Zisapel. See Note 9 to the financial statements.

On October 24, 2000, the board of directors adopted the Silicom Ltd. US Share Option Plan (2000). This Plan is intended to constitute a means of providing additional incentive to officers, consultants and certain other present and future employees and directors of the Company and its subsidiaries. Pursuant to the Plan, the Company may grant both Incentive Stock Options (as such term is defined in Section 422 of the Internal Revenue Code of 1986, as amended; “ISOs”) and Nonqualified Stock Options (“NSOs”), provided, however, that only our employees or employees of our subsidiaries can receive ISOs. The Plan is administered by the board of directors, which has full authority to grant options under the Plan. Under the terms of the Plan, up to a maximum of 200,000 of our ordinary shares are reserved for issuance, subject to certain adjustments. The exercise price of the options granted under the Plan shall be not less than the higher of 100 percent (or, in the case of a grant of ISO’s to a holder of more than 10% of the Company’s outstanding shares, 110 percent) of the Fair Market Value (as defined in the Plan) of the ordinary shares subject to the option on the date the option is granted. The vesting period of the options is subject to the discretion of the Board. The term of ISOs shall not exceed 10 years from the date on which they are granted (or 5 years, in the case of optionees who hold more than 10% of our outstanding shares). In total, as of May 31, 2006, we have granted 17,600 options pursuant to the US Share Option Plan (2000) to employees of our US subsidiary – Silicom Connectivity Solutions, Inc., 11,300 of which were returned to the Company due to certain employees who left their positions not exercising their options.

On December 30, 2004, our shareholders adopted our Share Option Plan (2004). Under the terms of the Share Option Plan (2004) up to a maximum of 282,750 of our ordinary shares are reserved for issuance, subject to certain adjustments, upon the exercise of options granted to employees, directors, officers, consultants and service providers. The Share Option Plan (2004) is administered by the board of directors, which designates the optionees, dates of grant, vesting periods and the exercise price of options. The options are non-assignable except by the laws of descent. Certain tax advantages apply to certain of our directors, officers and employees with respect to options granted to them under the Share Option Plan (2004). As of May 31, 2006, we have granted a total of 258,500 options under the Share Option Plan (2004), of which 30,000 options (at an exercise price of $2.53 and at a termination date of December 30, 2014) were granted to Mr. Avi Eizenman, 30,000 options (at an exercise price of $2.53 and at a termination date of December 30, 2014) were granted to Mr. Yehuda Zisapel, 30,000 options (at an exercise price of $2.53 and at a termination date of December 30, 2014) were granted to Mr. Shaike Orbach, 30,000 options (at an exercise price of $2.53 and at a termination date of December 30, 2014) were granted to Ms. Einat Domb-Har and 30,000 options (at an exercise price of $2.53 and at a termination date of December 30, 2014) were granted to Mr. Ilan Kalmanovich. 15,500 of the options granted under the Share Option Plan (2004) were returned to the company due to certain employees who left their positions not exercising their options.

In addition to the Plans described above, the oldest of the Company’s share option plans was adopted in December 1993, and amended in 1997. Pursuant to this plan, 300,000 ordinary shares were reserved for issuance upon the exercise of options granted to employees and consultants of the Company. This reserve was increased by the board of directors to 500,000. The Share Option Plan was administered by the board of directors, which designated the optionees, dates of grant, vesting periods and the exercise price of options. The options granted under this plan expire after 10 years from their date of grant and are non-assignable except by the laws of descent. The grantee is responsible for all personal tax consequences of the grant and the exercise thereof. The 1993 share option plan was cancelled in July 2004 with respect to any share capital previously reserved and not yet allocated as well as any share capital that becomes unallocated from time to time as outstanding options expire or are forfeited. In total, as of May 31, 2006, 37,000 options which were granted to our various executive officers and employees pursuant to the Share Option Plan remain outstanding.

Board Practices

Each of Yehuda Zisapel, Avi Eizenman, Shaike Orbach and our outside directors Ms. Einat Domb-Har and Mr. Ilan Kalmanovich, was elected to the board of directors most recently on October 6, 2005 to serve until the next Annual Shareholders’ Meeting. Messrs. Yehuda Zisapel and Avi Eizenman are both Founders of the Company, and have served as Directors since our inception in 1987. None of the members of the board of directors is entitled to receive any severance or similar benefits upon termination of his or her service with the board of directors, except for Avi Eizenman, who also functions as the active Chairman of the board.

Board of Directors

Our Articles of Association provide for a board of directors of not less than two nor more than eight members. Each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Officers serve at the discretion of the board of directors. Under the Israeli Companies Law 1999 which entered into effect on February 1, 2000 and was amended most recently in March 2006, a public company’s board of directors must determine the minimum number of directors who are required to have “expertise in finance and accounting” (with the same meaning described below in connection with outside directors) taking into account the type of company, its size, the extent of its activities and the complexity of the company’s operations. The Companies Law states that at least one non-external director must have expertise in finance and accounting. Following determination by the board of directors of the minimum number of directors required to have expertise in finance and accounting, when the board of directors evaluates whether a non-external director has such expertise in order to meet the minimum requirement, such director must also submit an affidavit with the statements described below. The Israeli Companies Law- require the board of directors of a public company to determine the number of directors who shall possess expertise in finance and accounting. These regulations are described below. The Articles of Association of the Company provide that any director may, by written notice to the Company, appoint another person to serve as a substitute director and may cancel such appointment. Under the Israeli Companies Law-1999, a person who is already serving as a director will not be permitted to act as a substitute director. Additionally, the Israeli Companies Law-1999 prohibits a person from serving as a substitute director for more than one director. Appointment of a substitute director for a member of a board committee is only permitted if the substitute is a member of the board of directors and does not regularly serve as a member of such committee. If the committee member being substituted is an outside director, the substitute may only be another outside director who possesses the same expertise as the outside director being substituted and may not be a regular member of such committee. The term of appointment of a substitute director may be for one meeting of the board of directors or for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the board of directors.

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

Regulations have been recently promulgated under the Israeli Companies Law mandating that when appointing an external director in the future to the board of directors of a public company, in addition to the already existing requirements for such external director, at least one of the external directors must have “expertise in finance and accounting” while the other external director must be “professionally qualified”.

A director can satisfy the requirements of having “expertise in finance and accounting” if due to his or her education, experience and qualifications he or she has acquired expertise and understanding in business and accounting matters and financial statements, in a manner that allows him or her to understand, in depth, the company’s financial statements and to spur a discussion regarding the manner in which the financial data is presented.

A public company’s board of directors must evaluate the proposed external director’s expertise in finance and accounting, by considering, among other things, such candidate’s education, experience and knowledge in the following: (i) accounting and auditing issues typical to the field in which the company operates and to companies of a size and complexity similar to such company; (ii) the company’s independent public accountant’s duties and obligations; (iii) preparation of the company’s financial statements and their approval in accordance with the Companies Law and the Israeli Securities Law – 1961.

A director is deemed to be “professionally qualified” if he or she meets any of the following criteria: (i) has an academic degree in any of the following professions: economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in a field that is the company’s main field of operations, or a field relevant to his or her position; or (iii) has at least five years experience in any two of the following: (A) a senior position in the business management of a corporation with a significant extent of business, (B) a senior public position or a senior position in public service, or (C) a senior position in the company’s main field of operations. As with a candidate’s expertise in finance and accounting, the board of directors here too must evaluate the proposed external director’s “professional qualification” in accordance with the criteria set forth above.

The affidavit required by law to be signed by a candidate to serve as an external director must include a statement by such candidate concerning his or her education and experience, if relevant, in order that the board of directors may properly evaluate whether such candidate meets the requirements of having “expertise in finance and accounting” or being “professionally qualified” as set forth in the regulations. Additionally, the candidate should submit documents and certificates that support the statements set forth in the affidavit.

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

Employees

The number of employees over the last three financial years is set forth in the table below.

As at December 31	2003	2004	2005

Total Employees	42	38	47
Marketing, Sales, Customer Services	6	3	4
Research & Development	19	17	19
Manufacturing	12	13	18
Corporate Operations and Administration	5	5	6

At May 31, 2006, we had 52 employees, including 6 in marketing, sales and customer services, 21 in research and development, 19 in manufacturing, and 6 in corporate operations and administration. All such employees, except for 1 employee in the United States, are based in Israel. We consider our relations with our employees excellent and have never experienced a labor dispute, strike or work stoppage. None of our employees is represented by a labor union. We do not employ a significant number of temporary employees, but we do use temporary employees from time to time, as necessary

Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations including the Industrialists’ Associations are applicable to our Israeli employees by order of the Israeli Ministry of Labor. The laws principally concern the length of the work day, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums. See Note 6 of Notes to our Consolidated Financial Statements.

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

Share Ownership

The following table sets forth, as of May 31, 2006, the number of Shares owned by officers, directors and senior management of the Company:

Name and Address	Number of Shares and Options Owned[1]	Percent of Outstanding Shares

Yehuda Zisapel	827,586	15.64%
Avi Eizenmann	238,315	4.46%
Shaike Orbach	*	*
Einat Domb Har	*	*
Ilan Kalmanovich	*	*
David Hendel	*	*
Eran Gilad	*	*
All directors and officers as a group	1,110,901	20.32%

* Denotes ownership of less than 1% of the outstanding shares.

1 The table above includes the number of shares and underlying options that are exercisable within 60 days of May 31, 2006. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. To our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

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

Name of Shareholder	Number of Shares and Options Owned[2]	Percentage of Outstanding Shares	Any Significant Change in Past 3 Years

Yehuda Zisapel	827,586	15.64%	(106,137)
Zohar Zisapel	673,723	12.92%	(157,183)
Robert Mark Sussman	471,500	9.04%	471,500

As of May 31, 2006, there were approximately 16 record holders of ordinary shares, including approximately 10 record holders in the United States.

Collectively, these record holders held approximately 28% of the outstanding ordinary shares.

Related Party Transactions

Messrs. Yehuda and Zohar Zisapel are brothers and are our founders. Mr. Yehuda Zisapel currently serves as a Director on our board of directors. Messrs. Yehuda and Zohar Zisapel are also founders, directors and principal shareholders of several other corporations within the “Rad Group”, as described above. The other members of the Rad Group are actively engaged in designing, manufacturing, marketing and supporting data communications products, none of which are currently the same as our products. Certain products of members of the Rad Group are complementary to, and may be used in connection with, our products. We and other members of the Rad Group also market certain of our products through the same distribution channels. Such products may, to a limited extent, compete with one another for the distributors’ time and efforts. Commencing in February 2004, we began to sub-lease space in Paramus, New Jersey, from Radcom Equipmet, Inc., an affiliated company. This sub-lease was in effect until January 31, 2006 and has been extended until January 31, 2007. Currently, the monthly rent payments for this space are approximately $500.

2 The table above includes the number of shares and underlying options that are exercisable within 60 days of May 31, 2006. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. To our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

Finally, the Rad Group provides us with certain personnel and other services, and is reimbursed by us for the costs of providing such services. We believe that the terms of the transactions in which we have engaged and are currently engaged with other members of the Rad Group are generally no less favorable to us than terms which might be available to us from unaffiliated third parties. Our board of directors recently approved a resolution under which sales to, or purchases from any members of the Rad Group must meet certain criteria or be specifically approved by the audit committee, board of directors and shareholders, as applicable in accordance with Israeli law. These criteria include a stipulation that the transactions between us and members of the RAD Group relate to standard equipment, services and products purchased or sold by us and the Rad Group, as applicable and that such transactions occur within our ordinary course of business. The resolution of our Board of Directors also states that transactions with members of the Rad Group must be entered into at least on market terms and at a value lower than 0.5% of our annual turnover per transaction and not more than 1% of our annual turnover in the aggregate for all such transactions in a financial year. All future related party transactions and arrangements (or modifications of existing ones) with members of the Rad Group, transactions in which office holders of the Company have a personal interest, or transactions which raise issues of such office holders’ fiduciary duties, may require audit committee, board of directors and shareholder approval under the Israeli Companies Law-1999.

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

On July 22, 2002, our audit committee and the Board of Directors approved an Indemnification Agreement with our directors and officers. Our shareholders approved the terms of this agreement in a General and Extraordinary Meeting held on January 7, 2004. The Agreement provides that our directors and officers will be exempt from liability in certain circumstances. The Agreement also provides that the expenses of these directors and officers for obligations that are connected to an act performed in their capacity as an officer of the Company will be paid by us. This right to indemnification is limited, and does not cover breaches of an officers’ duty of loyalty or care, or reckless disregard for the consequences of such breach. The right to indemnification also does not cover acts that are taken intentionally to realize personal gain. The maximum amount of our liability under the Indemnification Agreement is currently $3,000,000. On January 7, 2004 our shareholders also approved the procurement of a 12 month discovery period relating to our directors and officers insurance policy, which expired on April 30, 2003. We procured such discovery period, which was in effect until April 30, 2004. The discovery period provided coverage for incidents or actions that were originally covered by the insurance policy that expired on April 30, 2003, in the event that claims arising from such incidents or actions were initiated between April 30, 2003 and April 30, 2004. On December 30, 2004 our shareholders approved the procurement of a new insurance policy for our directors and officers to provide for coverage of up to $4,000,000, effective from February 1 2004 until January 31, 2005. This policy was renewed for the period of February 1, 2005 until February 1, 2006, following approval by our audit committee and board of directors. Under Israeli law, we are also required to obtain the approval of our shareholders for such renewal and we received the approval of our shareholders at the annual and extraordinary meeting of our shareholders held on October 6, 2005. On January 30, 2006, our audit committee and board of directors approved, subject to the approval of our shareholders, an additional renewal of our directors and officers insurance policy for the period of one year. All of our directors are parties to our Indemnification Agreement and are covered by our directors and officers insurance policy.

Item 8.	FINANCIAL INFORMATION

        Our consolidated financial statements and other financial information are incorporated herein by reference to pages F-1 through F-34.

Legal Proceedings

We are not a party to any material litigation and we are not aware of any pending or threatened litigation that would have a material adverse effect on us or our business.

Item 9.	THE OFFER AND LISTING

Markets and Share Price History

The primary trading market for our ordinary shares is the NASDAQ Capital Market (previously NASDAQ Small-Cap Market), where our shares are listed and traded under the symbol SILC (previously SILCF).

The table below sets forth the high and low bid prices in dollars of our ordinary shares, as reported by NASDAQ during the indicated periods:

PERIOD	HIGH	LOW

LAST 6 CALENDAR MONTHS
May, 2006	9.26	6.50
April, 2006	10.79	7.80
March, 2006	12.46	9.62
February, 2006	11.99	7.26
January, 2006	8.75	6.58
December, 2005	9.39	6.07
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
First Quarter, 2006	12.46	6.58
Fourth Quarter, 2005	9.39	3.31
Third Quarter, 2005	5.09	2.75
Second Quarter, 2005	4.89	2.59
First Quarter, 2005	3.46	2.34
Fourth Quarter, 2004	2.84	1.72
Third Quarter, 2004	2.44	1.76
Second Quarter, 2004	3.00	1.70
FIVE MOST RECENT FULL FINANCIAL YEARS
2005	9.39	2.34
2004	3.21	1.67
2003	1.97	0.28
2002	1.01	0.30
2001	5.44	0.56

On December 27, 2005, our shares commenced trading on the Tel Aviv Stock Exchange in Israel under the symbol “SILC” (in Hebrew letters). The following table sets forth, for the periods indicated, the high and low reported sales prices, in NIS, of the ordinary shares on the Tel Aviv Stock Exchange:

PERIOD	HIGH	LOW

May, 2006	42.20	30.00
April, 2006	49.50	37.60
March, 2006	56.59	46.02
February, 2006	50.00	33.63
January, 2006	40.50	30.25
December, 2005	42.19	38.00

Item 10.	ADDITIONAL INFORMATION

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

The Israeli Companies Law-1999

We are subject to the provisions of the Israeli Companies Law-1999, which became effective on February 1, 2000 and was amended most recently in March 2006. The Israeli Companies Law-1999 codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder, as defined in the Israeli Companies Law-1999, is a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, another manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. Each person listed in the table in “Item 6. Directors, Senior Management and Employees” above is an office holder.

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

Subject to certain exceptions provided for in the regulations to the Israeli Companies Law-1999, agreements regarding directors’ terms of compensation require the approval of the audit committee, board of directors and the shareholders of the company. In all matters in which a director has a personal interest, including matters of his or her terms of compensation, he or she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered. However, if a majority of the audit committee or of the board of directors has a personal interest in the matter then:

—	all of the directors are permitted to vote on the matter and attend the meeting in which the matter is considered; and

—	the matter requires approval of the shareholders at a general meeting.

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

NASD Marketplace Rules and Home Country Practices

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 4350(a)(1) of the NASD Marketplace Rules, we follow the provisions of the Israeli Companies Law – 1999, rather than the requirements of Rule 4350 of the Market Place Rules with respect to the following requirements:

—	Distribution of annual and quarterly reports to shareholders – Under Israeli law we are not required to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders. We do however make our audited financial statements available to our shareholders prior to our annual general meeting and file our quarterly and annual financial results with the Securities Exchange Commission on Form 6-K.

—	Independence, Nomination and Compensation of Directors – A majority of our board of directors is not comprised of independent directors as defined in Rule 4200 of the NASD Marketplace Rules. Our board of directors contains two outside directors in accordance with the provisions contained in Sections 239-249 of the Israeli Companies Law – 1999. Israeli law does not require, nor do our outside directors conduct, regularly scheduled meetings at which only they are present. In addition, with the exception of our outside directors, our directors are elected for terms of one year or until the following annual meeting, by a general meeting of our shareholders. The nominations for director which are presented to our shareholders are generally made by our directors. Israeli law does not require the adoption of and our board has not adopted a formal written charter or board resolution addressing the nomination process and related matters. Compensation of our directors and other officers is determined in accordance with Israeli law.

—	Audit Committee – Our audit committee does not meet with all the requirements of Rules 4350(d)(2)(A)(i), 4350(d)(2)(A)(iii) and 4350(d)(2)(A)(iv) of the NASD Marketplace Rules. We are of the opinion that the members of our audit committee comply with the requirements of Rule 10A-3(b) of the general rules and regulations promulgated under the Securities Act of 1933 and all requirements under Israeli law. Our audit committee has not adopted a formal written audit committee charter specifying the items enumerated in Rule 4350(d)(1) of the NASD Marketplace Rules.

—	Quorum – Under Israeli law a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles of Association provide that a quorum of two or more shareholders is required for commencement of business at a general meeting. However, the quorum set forth in our Articles of Association with respect to an extraordinary general meeting, which is anything other than an annual general meeting, consists of two or more shareholders holding at least 51% of the voting rights in person or by proxy.

—	Approval of Related Party Transactions – All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law-1999.

—	Shareholder Approval – We seek shareholder approval for all corporate action requiring such approval, in accordance with the requirements of the Israeli Companies Law – 1999.

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

General Corporate Tax Structure

Israeli companies are subject to corporate tax at the rate of 34% of taxable income in the 2005 tax year, 31% in the 2006 tax year, 29% in the 2007 tax year, 27% in the 2008 tax year, 26% in the 2009 tax year and 25% in the 2010 tax year. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less.

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

Tax Benefits Prior to the Amendment

In general, taxable income of a company derived from an Approved Enterprise was subject to corporate tax at the maximum rate of 25% rather than the rates stated above (this will also apply to Approved Enterprises approved after the Amendment, as explained below). The 25% corporate tax rate applies for a period of time termed the “benefit period”. The benefit period is a period of seven years commencing with the year in which the Approved Enterprise first generates taxable income. In any event, the benefit period is limited to 12 years from the commencement of production or 14 years from the year in which the approval was received, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period. In the event that a company is operating under more than one approval or that only part of its capital investments are approved (a “Mixed Enterprise”), its effective Company Tax rate is the result of a weighted combination of the various applicable rates.

A company which qualifies as a “Foreign Investors’ Company” is entitled to an extended benefit period and to further reductions in the tax rate normally applicable to Approved Enterprises. Subject to certain conditions, a “Foreign Investors’ Company” is a company which has more than 25% of its combined shareholders’ investment in share capital (in terms of rights to profits, voting and the appointment of directors) and in long term shareholders’ loans, as defined in the Investment Law, made by persons who are not residents of Israel. The percentage owned by nonresidents of Israel for any tax year will be determined by the lowest percentage in any of the above rights held by nonresidents during that year. Foreign Investors’ Company will pay Company Tax at reduced rates for an extended ten-year (rather than the otherwise applicable seven-year) period as detailed below:

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

Should we derive income from sources other than the Approved Enterprise during the relevant periods of benefits, such income will be taxable at regular corporate tax rates stated above.

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

Dividends paid out of income derived by a Benefited Enterprise, or out of dividends received from a company whose income is derived from a Benefited Enterprise, are generally subject to withholding tax at the rate of 15%, such tax being deductible at source. The reduced withholding tax rate of 15% is limited to dividends and distributions out of income derived during the benefit period and actually paid at any time up to 12 years thereafter. A company qualifying for tax benefits under the Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend. The rate of such corporate tax will be 25%, which is the rate to which a Benefited Enterprise is generally subject. Such tax rate is lower in the case of a qualified “Foreign Investors’ Company”. The dividend recipient is subject to tax at the rate of 15% on the amount received which tax is deductible at source.

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

We have selected the 2004 tax year as our Year of Election, from which the period of benefits under the Investment Law are to commence, by submitting a request to the Israeli Tax Authority as required under the Investment Law.

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

    (d)        Accelerated depreciation rates on equipment and buildings.

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

Calculation of Results for Tax Purposes

The Israeli Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Investors’ Companies and Certain Partnerships and Determining Their Taxable Income) – 1986 provide that as a Foreign Investors’ Company (as defined in the Investment Law described above), if we elect to follow such regulations, our taxable income or loss is to be calculated in dollars. Our management has elected to apply these regulations and accordingly our taxable income or loss is calculated in dollars in the manner set forth in such regulations.

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

On January 1, 2006 an amendment to the Israeli tax regime, or the 2006 Tax Reform, became effective. The 2006 Tax Reform significantly changed the tax rates applicable to income derived from shares.

According to the 2006 Tax Reform, an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a “substantial shareholder” (generally a shareholder with 10% or more of the right to profits, right to nominate a director and voting rights) in the company issuing the shares. The tax rate for gains from publicly traded shares realized before January 1, 2006 is 15%.

A substantial shareholder will be subject to tax at a rate of 25% in respect of real capital gains derived from the sale of shares issued by a company in which he or she is a substantial shareholder. The determination of whether the individual is a substantial shareholder will be made on the date on which the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding the date of sale, he or she was a substantial shareholder.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on TASE and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident has a controlling interest of 25% or more in such non-Israeli corporation, or is the beneficiary of, or is entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Pursuant to the treaty between the governments of the United States and Israel with respect to taxes on income, or the U.S.-Israel tax treaty, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States under the treaty and who is entitled to claim the benefits afforded by the treaty, will generally not be subject to Israeli capital gains tax. This exemption does not apply to a person who held, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12 month period preceding the sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of our shares by a U.S. resident qualified under the treaty, who held, directly or indirectly, shares representing 10% or more of the voting power in our company at any time during the 12 month period preceding such sale, exchange or disposition, would be subject to Israeli tax, to the extent applicable; however, under the treaty, this U.S. resident would be permitted to claim a credit for these taxes against the U.S. income tax with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

Taxation of Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends (other than bonus shares or stock dividends) to Israeli individuals and foreign resident individuals and corporations we would be required to withhold income tax at the rate of 20%.  If the income out of which the dividend is being paid is attributable to an Approved Enterprise under the Investment Law, the rate is 15%.  A different rate may be provided for in a treaty between Israel and the shareholder’s country of residence.  Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, then we are required to withhold income tax at a rate of 12.5% with respect to shareholders that are U.S. corporations and held at least 10% of our voting power in the 12 month period preceding the distribution of such dividends.

Residents of the United States will generally have taxes in Israel withheld at source. Such persons generally would be entitled to a credit or deduction for United States Federal income tax purposes for the amount of such taxes withheld, subject to limitations applicable to foreign tax credits.

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

Tax Assessment

Silicom Ltd. received final tax assessments for all years up to and including the tax year ended December 31, 2000. Our U.S. subsidiary, Silicom Connectivity Solutions, Inc., has not yet been assessed for tax purposes since incorporation in 1993. In accordance with the provisions of the Income Tax Ordinance, tax returns submitted up to and including the 2001 tax year can be regarded as final.

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

Interest Rate Risk

At December 31, 2005 we had a short term loan in the amount of $500,000. This loan was obtained on December 14, 2005 bore interest at a rate of LIBOR plus 1.6%. (See “Item 4. Information on the Company – History and Development of the Company.”) This loan was repaid on February 28, 2006. Hence, between December 14, 2005 and February 28, 2006 there was minimal exposure to interest rate risk in the event that LIBOR increased. As of March 1, there was no exposure to interest rate risk.

Equity Price Risk

At December 31, 2005 we did not have any marketable securities which were recorded at a fair value, hence there was no exposure to equity price risk.

Foreign Currency Exchange Risk

At December 31, 2005 we had accounts receivable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $642,000. Market risk was estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the fair value of our accounts receivable would decrease by $58,000. At December 31, 2005 we had accounts payable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $2,367,000. Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such decrease in the Dollar exchange rate, the fair value of our accounts payable would increase by $263,000.

In 2005 there was an increase of 6.85% in the Dollar exchange rate which resulted in an aggregate decrease in the fair value of our assets of $73,000 and an aggregate decrease in the fair value of our liabilities of $83,000.

As at December 31, 2005 we were not engaged in any hedging transactions.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.	CONTROLS AND PROCEDURES

        Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2005, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that the information required in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

The following table presents fees for professional audit services rendered by Somekh Chaikin for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2005 and 2004, and fees billed for other services rendered by Somekh Chaikin, a member firm of KPMG International.

	2005	2004

Audit Fees(1)	$43,000	$28,000

Tax Fees(2)	$16,000	$2,000

Other services(3)	$-	$-

(1)	Audit fees consist of fees for professional services rendered for the audit of the Company’s consolidated financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)	Tax services fees consist of compliance fees for the preparation of original and amended tax returns and claims for refunds.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III.

Item 17.	FINANCIAL STATEMENTS

Not applicable

Item 18.	FINANCIAL STATEMENTS

See pages F-1 to F-34.

Item 19.	EXHIBITS

1.1	Articles of Association, adopted on February 1, 1994, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001, and incorporated herein by reference (other than Article 122).

1.2	Article 122 of our Articles of Association as amended on January 7, 2004, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on June 30, 2004, and incorporated herein by reference.

4.1.	Lease between the Company and Yaakov Metzkin and Dov Segev, for premises in Kfar Sava, Israel, dated November 1, 1994, and amendment dated March 17, 2002, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission on June 27, 2002, and incorporated herein by reference. As this lease and the amendment are written in Hebrew, a summary of each was included in the Exhibit.

4.2	Lease between the Company and Ground A.S. Ltd., for manufacturing facility in Yokneam, Israel, dated June 27, 2000. As this lease is written in Hebrew, a summary was filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001. It is incorporated herein by reference.

4.3	Lease between Silicom Connectivity Solutions, Inc. and RAD Data Communications Inc., for space in Mahwah, New Jersey, dated as of September 1, 1997, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001, and incorporated herein by reference.

4.4	Sublease Agreement between Silicom Connectivity Solutions, Inc. and Radcom Equipmet, Inc., for space in Paramus, New Jersey, dated as of February 1, 2004, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on June 30, 2004, and incorporated herein by reference.

4.5	Addendum to Lease dated June 27, 2000, dated as of May 5, 2005, between the Company, Ground A.S. Ltd., Shaarei Haeer Investment Company Ltd. and Kanyon HaDrachim No. 1 Yokneam Ltd. filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2004, as filed with the Securities and Exchange Commission on May 31, 2005, and incorporated herein by reference. As this addendum is written in Hebrew, a translation was included in the Exhibit.

8.	List of subsidiaries, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001, and incorporated herein by reference.

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Opinion of McGladrey & Pullen, LLP, dated January 6, 2003, on the financial statements of Silicom Connectivity Solutions, Inc., for the two years ended December 31, 2001 and 2002, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on June 30, 2004, and incorporated herein by reference.

14.2	Opinion of McGladrey & Pullen, LLP, dated January 6, 2003, on the financial statements of Silicom Connectivity Solutions, Inc., for the year ended December 31, 2002 filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2004, as filed with the Securities and Exchange Commission on May 31, 2005, and incorporated herein by reference.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICOM LIMITED By: /s/ Shaike Orbach —————————————— Shaike Orbach Chief Executive Officer

June 13, 2006

Silicom Ltd.

and its Consolidated Subsidiary

Financial Statements

December 31, 2005

Silicom Ltd. and its Consolidated Subsidiary

Consolidated Financial Statements as of December 31, 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Silicom Ltd. and its Subsidiary

We have audited the accompanying consolidated balance sheets of Silicom Ltd. (“Silicom”) and its subsidiary as of December 31, 2005 and 2004 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of Silicom’s board of directors and management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based upon our audits, the aforementioned consolidated financial statements referred to above present fairly, in all material respects, the financial position of Silicom and its subsidiary as of December 31, 2005 and 2004 and the consolidated results of their operations, changes in stockholders equity, and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel, April 24, 2006

Silicom Ltd. and its Consolidated Subsidiary

Consolidated Balance Sheets at December 31

		2005	2004
	Note	U.S. dollars in thousands	U.S. dollars in thousands

Assets

Current assets
Cash and cash equivalents	3	2,276	1,086
Investment securities	4	-	519
Receivables:
Trade	11A	2,395	741
Other	11B	453	337
Inventories	11C	2,994	1,994

Total current assets		8,118	4,677

Assets held for severance benefits	6	587	559

Property, plant and equipment	5

Cost		1,857	1,657
Less - accumulated depreciation		1,565	1,425

Net, property and equipment		292	232

Other assets	7	48	57

Total assets		9,045	5,525

/S/ Avi Eizenman —————————————— Avi Eizenman Chairman of the Board of Directors	/S/ Shaike Orbach —————————————— Shaike Orbach Chief Executive Officer	/S/ Eran Gilad —————————————— Eran Gilad Chief Financial Officer

Kfar-Saba, Israel: April 24, 2006

The accompanying notes are an integral part of the consolidated financial statements.

Silicom Ltd. and its Consolidated Subsidiary

Consolidated Balance Sheets at December 31

		2005	2004
	Note	U.S. dollars in thousands	U.S. dollars in thousands

Liabilities and shareholders' equity

Current liabilities
Short-term bank credit	13	500	-
Trade accounts payable		2,020	1,008
Other accounts payable and accrued expenses	11D	822	522

Total current liabilities		3,342	1,530

Long-term liability

Liability for employees severance benefits	6	1,031	957

Total liabilities		4,373	2,487

Commitments and contingencies	8

Shareholders' equity	9
Ordinary shares, NIS 0.001 par value;
authorized 10,000,000 shares;
issued and outstanding 4,351,050 shares as of
December 31, 2005 and 4,213,550 as of December 31, 2004		14	14
Additional paid in capital		5,950	5,638
Treasury shares (at cost) - 14,971 ordinary shares as at
December 31, 2005 and 2004		(38)	(38)
Retained deficit	9D	(1,254)	(2,576)

Total shareholders' equity		4,672	3,038

Total liabilities and shareholders' equity		9,045	5,525

The accompanying notes are an integral part of the consolidated financial statements.

Silicom Ltd. and its Consolidated Subsidiary

Consolidated Statements of Income for the Year Ended December 31,

		2005	2004	2003
	Note	U.S. dollars in thousands except for per share data

Sales	12A	10,876	4,559	3,725

Cost of sales	12B	6,507	2,999	2,160

Gross profit		4,369	1,560	1,565

Research and development costs	12C
Total costs		1,561	1,596	1,647
Less: royalty-bearing participations, net	8A	(98)	(145)	(150)

Research and development costs, net		1,463	1,451	1,497

Selling, marketing, general and
administrative expenses
Selling and marketing expenses	12D	903	718	1,006
General and administrative expenses		695	614	598

		1,598	1,332	1,604

Operating income (loss)		1,308	(1,223)	(1,536)

Financial (expenses) income, net	12E	14	(17)	27

Net income (loss) for the year		1,322	(1,240)	(1,509)

Income (loss) per share:
Basic income (loss) per ordinary share		0.311	(0.296)	(0.367)

Weighted average number of ordinary
shares used to compute basic income
(loss) per share (in thousands)		4,256	4,190	4,112

Diluted income (loss) per ordinary share		0.303	(0.296)	(0.367)

Weighted average number of ordinary
shares used to compute diluted income
(loss) per share (in thousands)		4,364	4,190	4,112

The accompanying notes are an integral part of the consolidated financial statements.

Silicom Ltd. and its Consolidated Subsidiary

Statements of Changes in Shareholders' Equity

	Ordinary shares	Share capital	Additional paid-in capital	Cost of shares held by the Subsidiary	Retained earnings (deficit)*	Total
	Numbers**	U.S. dollars in thousands

Balance at
January 1, 2003	4,110,329	14	5,536	(38)	173	5,685

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

Changes during 2005
Ordinary shares issued
in connection with the
exercise of stock
options	137,500	-	312	-	-	312
Net income for the year	-	-	-	-	1,322	1,322

Balance at
December 31, 2005	4,336,079	14	5,950	(38)	(1,254)	4,672

*	See Note 9D.
**	Net of 14,971 shares held by the subsidiary.

The accompanying notes are an integral part of the consolidated financial statements.

Silicom Ltd. and its Consolidated Subsidiary

Statements of Cash Flows for the Year Ended December 31,

	2005	2004	2003
	U.S. dollars in thousands	U.S. dollars in thousands	U.S. dollars in thousands

Cash flows from operating activities
Net income (loss) for the year	1,322	(1,240)	(1,509)
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization of property, plant and
Equipment	149	147	153
Severance, net	46	7	56
Amortization of discounts or premium of
investment security and interest	(18)	(5)	(43)

Changes in operating assets and liabilities
Increase in trade receivables	(1,654)	(113)	(124)
Increase in other receivables	(116)	(47)	(13)
Increase in inventories	(1,000)	(769)	(4)
Increase (decrease) in trade payables and accruals	1,012	450	(3)
Increase in other payables and accruals	300	34	73

Net cash provided by (used in) operating activities	41	(1,536)	(1,414)

Cash flows from investing activities
Acquisition of property and equipment	(200)	(92)	(163)
Proceeds from maturity of investment securities and deposits	537	2,342	8,382
Purchase of investment securities and deposits	-	(1,540)	(5,856)

Net cash provided by investing activities	337	710	2,363

Cash flows from financing activities
Short-term bank credit, net	500	-	-
Issuance of ordinary shares in connection with the
exercise of stock options	312	101	1

Net cash provided by financing activities	812	101	1

Net increase (decrease) in cash and cash equivalents	1,190	(725)	950

Cash and cash equivalents at beginning of year	1,086	1,811	861

Cash and cash equivalents at end of year	2,276	1,086	1,811

Supplementary disclosure of cash flow information:
Cash paid during the year for:
Financing expenses	29	18	17

Taxes on income	15	18	17

The accompanying notes are an integral part of the consolidated financial statements.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 1	–	General

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

Most of the Company’s raw materials are readily available, but certain key components are currently available from only one source and others are available from a limited number of sources.

In these financial statements the term “Company” refers to the Silicom Ltd. and its wholly owned subsidiary, Silicom Connectivity Solutions, Inc. whereas the term “subsidiary” refers to Silicom Connectivity Solutions, Inc., a wholly owned subsidiary of Silicom Ltd., that is engaged in marketing the products of Silicom Ltd. in North America.

During December 2005, Silicom obtained approval to list its shares on the Tel Aviv Stock Exchange (TASE). Trading on the TASE commenced on December 27, 2005. Silicom’s shares continue to be listed on the Nasdaq and Silicom continues to be subject to all rules and regulations of Nasdaq and the U.S. Securities and Exchange Commission (SEC).

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

Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in Statement No. 52- “Foreign Currency Translations” of the Financial Accounting Standards Board of the United States (“FASB”).

All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of income (loss) when they arise.

Note 2	–	Significant Accounting Policies (cont’d)

B.	Principles of consolidation

The consolidated financial statements include the accounts of Silicom Ltd. and its wholly owned subsidiary.

All significant intercompany balances and transactions have been eliminated in consolidation.

C.	Estimates and assumptions

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting years.

These are management’s best estimates based on experience and historical data, however, actual results may vary from these estimates.

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

Accounts receivable are recorded at cost, less the related allowance for doubtful accounts receivable. Management considers current information and events regarding the customers’ ability to repay their obligation and judges accounts receivable to be impaired when it is probable that the Company will be unable to collect all amounts due.

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

Other assets consist of patents. The cost of patents is amortized by the straight-line method over the estimated useful lives of the respective assets. The remaining weighted average life of patents at December 31, 2005 is six years.

The Company reviews its other assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of expected cash flows, undiscounted and without interest is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

K.	Revenue recognition

The Company recognizes revenue on sales when products are shipped, the collectibility of debts is probable, price is fixed and determinable and the customer takes ownership and assumes risk of loss.

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

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25 “Accounting for Stock Issued to Employees”, and related interpretations including FASB Interpretation No.44 “Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25” to account for its stock option plans. Under this method, compensation expense is measured on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Any compensation cost measured is recognized over the vesting period.

Note 2	–	Significant Accounting Policies (cont’d)

Q.	Stock option plans (cont’d)

FASB Statement No. 123, “Accounting for Stock-Based Compensation” and FASB Statement No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123", established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic-value-based method of accounting for employee stock options and has adopted the disclosure requirements of SFAS No. 123, as amended. The following table illustrates the effect on net income (loss), and income (loss) per share for the fiscal years ended December 2005, 2004 and 2003 if the fair-value-based method had been applied to all outstanding and unvested awards in each period:

	2005	2004	2003
	U.S. dollars in thousands	U.S. dollars in thousands	U.S. dollars in thousands

Net income (loss) as reported	1,322	(1,240)	(1,509)
Add: compensation expenses
according to APB 25	-	-	-
Deduct: compensation expenses
according to SFAS 123	(155)	(190)	(132)

Net income (loss) pro forma	1,167	(1,430)	(1,641)

Basic income (loss) per share
as reported (US$)	0.311	(0.296)	(0.367)

Pro forma basic income (loss)
per share (US$)	0.274	(0.341)	(0.399)

Diluted income (loss) per share
as reported (US$)	0.303	(0.296)	(0.367)

Pro forma diluted income (loss)
per share (US$)	0.272	(0.341)	(0.399)

The Company will adopt the provisions of FASB Statement No. 123 (Revised 2004) “Share-Based Payment” as discussed in Note 17 below.

R.	Impairment or disposal of long-lived assets

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell.

Note 2	–	Significant Accounting Policies (cont’d)

S.	Earnings per share (EPS)

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

In 2005, the total number of shares relating to outstanding options included in the calculation of the diluted net income per share was 108,415.

Note 3	–	Cash and Cash Equivalents

	December 31 2005	December 31 2004
	U.S. dollars in thousands	U.S. dollars in thousands

Cash	895	410
Cash equivalents*	1,381	676

	2,276	1,086

*	Cash deposits in bank as at December 31, 2005 carrying interest of 3.5%.

Note 4	–	Investment Securities

The amortized cost, gross unrealized holding losses and fair value of held-to-maturity securities at December 31, 2004, were as follows:

	Amortized cost	Gross unrealized holding losses	Fair value
	U.S. dollars in thousands

At December 31, 2004*
Corporate debt securities	519	(18)	501

*	Investment securities are due within one year

Proceeds from redemption of investment securities held-to-maturity are $537, $2,342 thousand and $4,676 thousand in fiscal years 2005, 2004 and 2003, respectively.

During 2005, all securities were realized.

Note 5	–	Property Plant and Equipment

	Cost		Accumulated depreciation and amortization
	December 31		December 31
	2005	2004	2005	2004
	U.S. dollars in thousands		U.S. dollars in thousands

Research and development
equipment	1,198	1,115	1,063	931
Manufacturing equipment	223	109	111	107
Motor vehicles	46	46	46	46
Office furniture and equipment	239	236	194	190
Leasehold improvements	151	151	151	151

	1,857	1,657	1,565	1,425

Depreciation expense amounted to $148, $150 and $145 thousand for the years ended December 31, 2005, 2004 and 2003 respectively.

Note 6	–	Assets Held for Severance Benefits

A.	Under Israeli law and labor agreements, Silicom is required to make severance payments to retired or dismissed employees and to employees leaving employment in certain other circumstances.

In respect of the liability to the employees, individual insurance policies are purchased and deposits are made with recognized severance pay funds.

The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.

Details of the provision and amounts funded:

	December 31
	2005	2004
	U.S. dollars in thousands

Liability for employees severance benefits	1,031	957

Assets held for severance benefits	587	559

B.	The net severance pay expense was $145 thousand, $100 thousand and $168 thousand in the years ended December 31, 2005, 2004 and 2003 respectively.

Note 7	–	Other Assets

The subsidiary entered into a “non-exclusive limited patent license agreement” in April 2002. The agreement included a one-time license fee of $150 thousand which represented a licensing fee for both past (six years) and future (ten years) sales of certain connectors and PC cards under patents of the licensor. The total amortization expense for 2005 was approximately $9,375.

The maturities of other assets were as follows at December 31, 2005:

Years	U.S. dollars In thousands

1	9
1-2	10
3+	38

57
Less: Amount including in current assets	9

48

Note 8	–	Commitments and Contingencies

A.	Royalty commitments

The Company is obligated to pay royalties to the Government of Israel and Korea Israel Industrial Research and Development foundation on revenues from product sales related to research and development, which was undertaken with Government grants and other grants. Since January 1, 1997, royalty rates are 2% to 5%. The royalty rates applicable for the Company’s Research and Development projects are 2% – 3.5%, except for one project that took place in the period July 1, 1997 – January 31, 2000, where the royalty rate is 4%.

Royalties are payable from the commencement of sales of each of these products until the cumulative amount of the royalties paid equals 100% of the dollar linked amounts of the grants received, without interest for projects approved prior to December 31, 2000 and with LIBOR interest for amounts received after that date.

The Company’s total outstanding contingencies in respect of royalty-bearing participations received or accrued, net of royalties paid or accrued, amounted to approximately $3,084 thousand as of December 31, 2005 ($3,142 thousand as of December 31, 2004).

Note 8	–	Commitments and Contingencies (cont’d)

B.	Lease commitments

The premises and facilities occupied by the Company are leased under various lease agreements. Furthermore, the Company has entered into several operating lease agreements for motor vehicles in Israel.

The agreements are in local currencies or linked to the dollar or to the Israeli Consumer Price Index. The minimum future rental payments under the above leases in effect as of December 31, 2005 are as follows:

U.S. dollars in thousands

Year ending December 31,
2006	207
2007	65
2008	23

C.	Guarantees

Silicom has provided bank guarantees in respect of certain future rental payments in the amount of $31,110.

D.	See also Note 13.

Note 9	–	Shareholders’ Equity

A.	Share capital

Silicom’s Ordinary Shares are traded in the United States on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) capital market, since February 1994.

Silicom’s Ordinary Shares are traded in Israel on Tel-Aviv Stock Exchange (“TASE”) since December 2005.

B.	Stock compensation plans

At December 31, 2005, Silicom had four stock-based compensation plans, which are described below. Silicom applies APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, since the current market price of the underlying stock at the date of grant equaled the exercise price, no compensation cost has been recognized for fixed stock option plans.

The fair value for option grants is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2005 and 2004.

	2005		2004

Risk-free interest rate	3.6%		3.5%
Dividend yield	0.0%		0.0%
Volatility factor	109.66%		103.30%
Weighted average expected life	3 year	s	4 year	s

No options were granted in 2003.

Had compensation cost for Silicom’s four stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Statement 123, Silicom’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2005	2004	2003
	U.S. dollars in thousands	U.S. dollars in thousands	U.S. dollars in thousands

Net income (loss) as reported	1,322	(1,240)	(1,509)
Add: compensation expenses according to APB25	-	-	-
Deduct: compensation expenses
According to SFAS 123	(155)	(190)	(132)

Net income (loss) pro forma	1,167	(1,430)	(1,641)

Basic net income (losses) per share as reported (US$)	0.311	(0.296)	(0.367)

Pro forma basic net income (losses) per share (US$)	0.274	(0.341)	(0.399)

Diluted net income (losses) per share as reported (US$)	0.303	(0.296)	(0.367)

Pro forma diluted net income (losses) per share (US$)	0.272	(0.341)	(0.399)

Note 9	–	Shareholders’ Equity (cont’d)

B.	Stock compensation plans (cont’d)

Fixed Stock Option Plans

1.	In 1993 the Board of Directors of Silicom adopted a share option plan (the “Share Option Plan”) covering up to 88,676 options at a conversion rate of 1:1, to be granted to certain employees and consultants of Silicom. In June 1997, the Board of Directors of Silicom expanded the number of options covered by this plan by 211,324 options to 300,000 options. In April 2002, the Board of Directors expanded the number of options covered by this plan by 200,000 options to 500,000 options. The Share Option Plan is administered by the Board of Directors, which designates the options and dates of grant. The price of shares to be issued under this plan is equal to the market price of Silicom shares on the date upon which the options were granted. The options are for a 10-year term and are non-assignable except by the laws of succession.

2.	In 1994 the Board of Directors of Silicom approved a Directors Share Incentive Option Plan (1994) (the “Directors Plan”) covering up to 200,000 options at a conversion rate of 1:1.

In June 1999, the Board of Directors of Silicom expanded the number of options covered by this plan by 120,000 options to 320,000 options.

In January 2002, the Board of Directors of Silicom expanded again the number of options covered by this plan by 180,000 options to 500,000 options.

The price of shares to be issued to the directors under the Directors Plan is equal to the market price of Silicom shares on the dates upon which the options were granted

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

5.	No options have been granted other than to employees and directors.

6.	A summary of the status of Silicom’s four fixed stock option plans as of December 31, 2005, 2004 and 2003 and changes during the years ending on those dates, is presented below:

	Shares (in thousands)	Weighted Average Exercise Price	Shares (in thousands)	Weighted Average Exercise Price	Shares (in thousands)	Weighted Average Exercise Price
	2005		2004		2003

Outstanding at
beginning of year	728,500		767,750		794,500
Granted	20,000	$3.19	240,500	$2.53	-
Exercised	(137,500)	$2.28	(86,750)	$1.17	(1,500)	$0.6
Forfeited	(159,000)	$2.53-$5.75	(193,000)	$0.55-$ 2.50	(25,250)	$0.9-5.75

Outstanding at
end of year	452,000		728,500		767,750

Options
exercisable at
year-end	343,800		503,300		654,200

Weighted average
fair value of
options granted
during the year		$3.19		$1.50		-

Note 9	–	Shareholders’ Equity (cont’d)

C.	Stock options granted under the Employee Share Option Plan are as follows:

The following table summarizes information about stock options outstanding at December 31, 2005:

	Options outstanding			Option exercisable
Rate of exercise prices in US$	Number of shares unexercised at December 31 2005	Weighted average remaining contractual life	Average exercise price	Number of exercisable shares at December 31 2005	Average exercise price
		In years	US$

0.9	8,500	6.07	0.9	8,500	0.9
1.69	4,000	3.58	1.69	4,000	1.69
2.25 - 2.53	252,800	8.35	2.51	161,900	2.49
3.19 - 5.75	186,700	4.69	5.17	169,400	5.31

	452,000			343,800

D.	Retained earnings:

1.	In the event of distribution by the Company of cash dividends out of retained earnings which were tax exempt due to the “Approved Enterprises” status, the Company would be subject to a 25% corporate tax on the amount distributed, and further 15% withholding tax would be deducted from the amounts distributed to the recipients. The Company has decided not to distribute the said tax-exempt income as dividends. In the event of dividend distribution as above, the said tax amount would be charged as an expense in the statement of income.

2.	In the event that cash dividends are declared by the Company, such dividends will be declared and paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of Ordinary Shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of conversion.

Note 10	–	Taxes on Income

A.	Israel Tax Reform

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

Note 10	–	Taxes on Income (cont’d)

A.	Israel Tax Reform (cont’d)

2.	Employee stock incentive plans

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

The current taxes and the balances of the deferred taxes as at December 31, 2005 are calculated in accordance with the new tax rates, as provided in the Amendment.

On July 25, 2005 the Israeli Parliament passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) – 2005 (hereinafter – Amendment 147). The Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

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

c.	In the event of distribution by the Company of cash dividends out of retained earnings which were tax exempt due to the “Approved Enterprise” status, the Company would be subject to a 25% corporate tax on the amount distributed, and a further 15% withholding tax would be deducted from the amounts distributed to the recipients.

d.	Should the Company derive income from sources other than the “Approved Enterprise” during the relevant period of benefits, such income will be taxable at regular corporate tax rates – 34% (in 2005).

2.	Accelerated depreciation

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

4.	Changes to the law:

On March 30, 2005, the Israeli Parliament approved a reform of the above Law. The primary changes are as follows:

(a)	Companies that meet the criteria of the Alternate Path of tax benefits will receive those benefits without prior approval. In addition, there will be no requirement to file reports with the Investment Center. Audit will take place via the Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.

(b)	Tax benefits of the Alternate Path include lower tax rates or no tax depending on area and the path chosen, lower tax rates on dividends and accelerated depreciation.

(c)	In order to receive benefits in the Grant Path or the Alternate Path, the Industrial enterprise must contribute to the economic independence of the Country’s economy in one of the following ways:

1.	Its primary activity is in the Biotechnology or Nanotechnology fields and pre-approval is received from the head of research and development at the Office of the Chief Scientist;

2.	Its revenue from a specific country is not greater than 75% of its total revenues that year;

3.	25% or more of its revenues are derived from a specific market of at least 12 million residents.

(d)	Upon the establishment of an enterprise, an investment of at least NIS 300 thousand in production machinery and equipment within three years is required.

Note 10	–	Taxes on Income (cont’d)

B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereinafter the “Law”) (cont’d)

(e)	For an expansion, a company is required to invest within three years the higher of NIS 300 thousand in production machinery and equipment or a certain percentage of its existing production machinery and equipment.

The amendments to the Law do not retroactively apply for investment programs having an Approved Enterprise approval certificate from the Investment Center issued up to December 31, 2004. Therefore, the amendments do not impact an existing Approved Enterprise which received written approval. The new tax regime shall apply for a new Approved Enterprise and for an Approved Enterprise expansion for which the first year of benefits is 2004 and thereafter.

Silicom selected the tax year of 2004, as the year of election, from which the period of benefits under the investment law are to commence, by notifying the Israeli Tax Authority.

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

The Company believes that it is currently qualifies as an “Industrial Company” under the above Law. As such it is entitled to certain tax benefits, mainly the right to deduct share issuance costs for tax purposes in the event of a public offering, and to amortize know-how acquired from third parties.

E.	Tax assessments of Silicom Ltd.

Silicom received final tax assessments for all years up to and including the tax year ended December 31, 2001.

Silicom’s carryforward tax losses are approximately $3,639 thousand as of December 31, 2005.

Note 10	–	Taxes on Income (cont’d)

F.	Taxation of the subsidiary

At December 31, 2005, the subsidiary had approximately $569 thousand net operating loss carryforwards for U.S. federal income tax reporting purposes expiring $65 thousand in 2018, $265 thousand in 2021, $188 thousand in 2022 and $17 thousand in 2023 and $34 thousand in 2024. At December 31, 2005, the subsidiary had approximately $445 thousand net operating loss carryforwards for New Jersey state income tax reporting purposes expiring $ 251 thousand in 2010, $188 thousand in 2011 and $6 thousand in 2012.

The subsidiary has not yet been assessed for tax purposes since incorporation (1993).

In accordance with the provisions of the Income Tax Ordinance, tax returns submitted up to and including the 2001 tax year can be regarded as final.

G.	Deferred income taxes:

1.	Most of Silicom’s income is tax exempt due to the “Approved Enterprise” status granted to its production facilities. Silicom has decided to permanently reinvest the amount of the said tax-exempt income, and not to distribute such income as dividends.

The amount of tax that would be payable had such tax-exempt income been distributed as dividends is approximately $ 0 thousand at December 31, 2005 (December 31, 2004 – $ 0 thousand).

2.	The components of deferred tax assets and liabilities, assuming taxation at maximum rates, are as follows:

	December 31	December 31
	2005	2004
	U.S. dollars in thousands	U.S. dollars in thousands

Employees' rights liabilities	185	207
Allowance for doubtful debts	6	7
Deferred research and development costs	367	180
Loss for tax purposes	1,123	1,892

	1,681	2,286
Valuation allowance	(1,681)	(2,286)

	-	-

Statutory tax rate	25% - 31%	30% - 34%

The Company has recognized a valuation allowance for its deferred tax assets for which it is more likely than not that they will not be realized.

Note 10	–	Taxes on Income (cont’d)

H.	Reconciliation of the statutory tax expense to actual tax expense

A reconciliation of the statutory tax expense, assuming all income is taxed at the statutory rate of 34% for the year ended December 31, 2005, 35% for the year ended December 31, 2004 and 36% for the year ended December 31, 2003 applicable to income of companies in Israel, and the actual tax expense, are as follows:

	Year ended December 31
	2005	2004	2003
	U.S. dollars in thousands

Income (Loss) before taxes on income, as reported
in the statements of income	1,322	(1,240)	(1,509)

Tax rate	34%	35%	36%

Theoretical tax on the above amount	449	(434)	(543)

Increase (decrease) in taxes resulting from
permanent differences:

Non-deductible operating expenses	11	9	14
Valuation allowance	(605)	50	514
Adjustments arising from changes in tax rates	145	375	-
Other	-	-	15

Tax on income	-	-	-

Note 11	–	Supplementary Balance Sheet Information

		December 31
		2005	2004
		U.S. dollars in thousands

A.	Receivables - trade
	In Israel	219	118
	Abroad:
	The United States	1,837	569
	Europe	77	48
	Other	262	6

		2,395	741

	Net of allowance for doubtful accounts in the amount of	20	20

B.	Receivables - other
	Government of Israel	171	144
	Prepaid expenses	27	29
	Income receivable	228	117
	Advanced to suppliers	4	14
	Sundry	23	33

		453	337

C.	Inventories
	Raw materials and components	1,401	489
	Products in process	1,566	1,442
	Finished products	27	63

		2,994	1,994

D.	Other accounts payable and accrued expenses
	Employees and employee institutions	339	149
	Provision for vacation pay	237	253
	Government royalties	73	31
	Sundry	173	89

		822	522

Note 12	–	Supplementary Income Statement Data

		Year ended December 31
		2005	2004	2003
		U.S. dollars in thousands

A.	Sales* - classified by geographical
	destination:
	In Israel	929	229	139
	Abroad:
	United States	8,337	3,829	3,194
	Europe	542	295	348
	Other	1,068	206	44

		10,876	4,559	3,725

*	Including - sales to single customers
	exceeding 10% of sales
	Customer "A"	1,229	1,522	2,126
	Customer "B"	1,072	807	**
	Customer "C"	2,065	**	**

**	Less than 10% of sales

		Year ended December 31
		2005	2004	2003
		U.S. dollars in thousands

B.	Cost of sales:
	Materials consumed and
	subcontracted work	6,248	3,260	1,898
	Payroll and related expenses	388	229	213
	Royalties	148	55	66
	Other costs	247	174	158
	Written off inventory	30	-	27

		7,061	3,718	2,362
	Increase in products in process
	and finished products inventories	(554)	(719)	(202)

		6,507	2,999	2,160

Note 12	–	Supplementary Income Statement Data (cont’d)

		Year ended December 31
		2005	2004	2003
		U.S. dollars in thousands

C.	Research and development costs, net
	Payroll and related expenses	1,061	966	1,111
	Materials consumed and subcontracted work	171	302	232
	Other costs	329	328	304

		1,561	1,596	1,647

	Less royalty-bearing participations from
	the Government of Israel and others	(98)	(145)	(150)

	Research and development costs, net	1,463	1,451	1,497

		Year ended December 31
		2005	2004	2003
		U.S. dollars in thousands

D.	Selling and marketing expenses:
	Payroll and related expenses	377	345	644
	Commissions	90	63	37
	Advertising	29	40	13
	Trade shows and travel	166	136	140
	Other expenses	241	134	172

		903	718	1,006

		Year ended December 31
		2005	2004	2003
		U.S. dollars in thousands

E.	Financial (expenses) income, net
	Interest income	35	27	80
	Exchange rate differences, net	8	(21)	(31)
	Interest expenses on short-term bank credit
	and bank charges	(29)	(23)	(22)

		14	(17)	27

Note 13	–	Short-term Bank Credit

	December 31
	2005	2004
	U.S. dollars in thousands

Loan from bank	500	-

In December 2005 the Company entered into a bank loan in the amount of $ 500 thousand bearing annual interest of Libor + 1.6% (5.79% at December 31, 2005), payable in one installment in November 2006.

In connection with this loan the Company registered a floating charge on all of its assets in favor of the bank and a fixed charge in favor of the bank on all of it’s share capital not yet issued. Furthermore, the Company undertook to comply with certain financial criteria.

(1)	Cash and cash equivalents will not be less than $ 500 thousand.

(2)	Rate of shareholders’ equity to total assets will not be less than 40%, or $ 2 million.

As at December 31, 2005 the Company complies with the financial criteria above. See also Note 18.

Note 14	–	Related Party Balances and Transactions

A.	Balances with related parties:

	December 31
	2005	2004
	U.S. dollars in thousands

Trade receivables*	8	9

B.	Expenses to (income from) related parties:

	Year ended December 31
	2005	2004	2003
	U.S. dollars in thousands

Sales*	(23)	(19)	(18)

Costs and expenses**	40	13	30

*	Most of the transactions are sales to a related party, which is a distributor of the Company’s products in Israel. The terms of the transactions are not different from regular market terms.

**	Mainly participation in insurance, recruiting expenses and public relations expenses.

Note 15	–	Financial Instruments and Risk Management

A.	Concentrations of credit risk

Financial instruments, which potentially subject Silicom to significant concentrations of credit risk, consist principally of cash and cash equivalents, short-term and long-term investments and trade receivables. Cash and cash equivalents balances of Silicom, which are subject to credit risk, consist of cash accounts held with major financial institutions. Concentrations of credit risk with respect to trade receivables are limited due to the Company’s diverse customer base and their wide geographical dispersion. The Company closely monitors extensions of credit and has never experienced significant credit losses.

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

Note 16	–	Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, investment securities, trade and other receivables, assets held for severance benefits and trade accounts payable. The carrying amounts of these financial instruments, except for investment securities, approximate fair value because of the short maturity of these investments.

The fair value of investment securities is presented in Note 4 to these consolidated financial statements.

Note 17	–	Recently Enacted Accounting Pronouncements

A.	In November 2004, the FASB issued FASB Statement No. 151, “Inventory Costs – an amendment to ARB 43, Chapter 4” (“SFAS 151”). The amendment made by SFAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges, and also require the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005.

Adoption of this statement is not expected to have a material impact on the Company’s financial statements.

B.	In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised2004), “Share-Based Payments” (“SFAS 123R”). SFAS 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the period during which an employee is required to provide service in exchange for the award. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in FAS 123 as originally issued and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. SFAS 123R is effective for public entities as of the beginning of the first annual reporting period that begins after June 15, 2005. Accordingly, the Company is required to adopt SFAS 123R on January 1, 2006. As a result, the Company will implement FAS 123R using the modified prospective method. Under this method, the Company will begin recognizing compensation cost for equity-based compensation for all new awards and to awards modified, repurchased or cancelled after January 1, 2006. Furthermore, the Company will be required to recognize compensation cost attributable to the unvested portion of outstanding options as of January 1, 2006, based on the grant date fair value of those awards, as previously calculated and reported for pro-forma disclosure purposes. The Company expects stock-based compensation expense under SFAS 123R, related to stock-based awards issued through fiscal 2005, to be approximately US$ 143 thousand and US$ 52 thousand in fiscal 2006 and 2007, respectively. In addition, the Company expects to grant additional stock-based awards in fiscal 2006 which will result in additional stock-based compensation expense.

C.	In December 2004, the Financial Accounting Standards Board issued SFAS No. 153, “Exchanges of Nonmonetary Assets – an amendment of Accounting Principles Bulletin (APB) Opinion No. 29, Accounting for Nonmonetary Transactions”(“SFAS 153”). The guidance in APB Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in Opinion No. 29, however, included certain exceptions to that principle. SFAS 153 amends Opinion No. 29 to eliminate the exception for nonmonetary assets exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for fiscal periods beginning after June 15, 2005 and shall be applied prospectively. The adoption of this statement is not expected to result in a material impact on the Company’s financial position and results of operations.

Note 17	–	Recently Enacted Accounting Pronouncements (cont’d)

D.	In May 2005, the Financial Accounting Standards Board issued SFAS No. 154, “Accounting Changes and Errors Corrections”(“SFAS 154). SFAS 154 replaces APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, although it carries forward some of their provisions. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. A change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets will be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for changes in accounting principle made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS 154 will have a material impact on its financial position and results of operations.

Note 18	–	Subsequent Events

A.	On January 25, 2006 the Company has completed a public Dutch auction in connection with an oversubscribed underwritten offering of Ordinary Shares (“Shares”) and Option Certificates (Series 1) (“Option Certificates”) in Israel.

As such, Silicom issued a total of 10,000 units at a price of NIS 2,771.20 (approximately $600) per unit, with each unit comprising 80 Shares and 40 Option Certificates. Each Option Certificate will be exercisable into one Share until January 31, 2008 at an exercise price of $8.63 per Share.

Net proceeds to the Company from the offering were approximately $6 million at the time of the sale, and any exercise of Option Certificates in the future would contribute additional proceeds to the Company.

Neither the Shares, Option Certificates nor the Shares issuable upon exercise of the Option Certificates have been registered under the U.S. Securities Act of 1933, as amended.

B.	On February 2006 the loan in the amount of US$ 500 thousand was repaid and all charges and undertakings were removed until March 2006.