Form 20-F
period 2006-12-31
SILICOM LTD
filed 2007-05-30
CIK 916793

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.................

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

5,213,600

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

Selected Financial Data

The selected data presented below under the captions “Consolidated Statements of Operations Data” and “Consolidated Balance Sheets Data” for and as of the end of each of the years in the five-year period ended December 31, 2006, are derived from our consolidated financial statements, which have been audited by Somekh Chaikin, Certified Public Accountants (Isr.), a Member Firm of KPMG International, independent registered public accounting firm. The consolidated financial statements as of December 31, 2006, and for each of the years in the three-year period ended December 31, 2006, and the report thereon, are included elsewhere in this annual report. The selected data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto, which are set forth in Item 18 – “Financial Statements” and the other financial information appearing elsewhere in this annual report.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

	Year Ended December 31 In US$ Thousands
	2002	2003	2004	2005	2006

Sales	$2,726	$3,725	$4,559	$10,876	$16,118

Cost of sales	2,091	2,160	2,999	6,507	9,827

Gross profit	635	1,565	1,560	4,369	6,291

Research and development costs, gross	1,523	1,647	1,596	1,561	1,820
(Less) grant participation	15	(150)	(145)	(98)	--

Research and development costs, net	1,538	1,497	1,451	1,463	1,820
Selling and marketing expenses	1,022	1,006	718	903	1,105

General and administrative expenses	712	598	614	695	980

Total operating expenses	3,272	3,101	2,783	3,061	3,905

Operating income (loss)	(2,637)	(1,536)	(1,223)	1,308	2,386

Financial income (expenses), net	152	27	(17)	14	167

Income (loss) before income tax benefit	(2,485)	(1,509)	(1,240)	1,322	2,553

Income tax benefit	-	-	-	-	(46)

Net income (loss)(1)	(2,485)	(1,509)	(1,240)	1,322	2,599

Income (loss) per share

Basic income (loss) per ordinary share	$(0.60)	$(0.37)	$(0.30)	$0.31	$0.51

Diluted income (loss) per ordinary share	$(0.60)	$(0.37)	$(0.30)	$0.30	$0.49

Weighted average number of ordinary
shares used to compute basic income
(loss) per share (in thousands)	4,110	4,112	4,190	4,256	5,138

Weighted average number of ordinary
shares used to compute diluted income
(loss) per share (in thousands)	4,110	4,112	4,190	4,364	5,341

(1) Net income is after deduction of taxes on income, which have been reduced by virtue of tax benefits to which the Company is entitled in its capacity as an “Approved Enterprise” under Israeli law. As such, the Company was not required to pay full income tax for a period of up to seven years ending in 1997 and also for ten years ending in 2006. The Company selected the 2004 tax year and the 2006 tax year as its Year of Election, from which the period of benefits under the Investment Law are to commence. See Note 16C to the Financial Statements and “Item 10” – Additional Information – Taxation.”

	AS OF DECEMBER 31, IN US$ THOUSANDS, EXCEPT PER SHARE DATA
	2002	2003	2004	2005	2006

Consolidated Balance Sheets Data:
Total assets	$7,404	$6,118	$5,525	$9,045	$17,853
Total current liabilities	$976	$1,046	$1,530	$3,342	$3,452
Long-term liability	$743	$895	$957	$1,031	$1,220
Shareholders' equity	$5,685	$4,177	$3,038	$4,672	$13,181
Number of ordinary shares issued	4,125,300	4,126,800	4,213,550	4,351,050	5,213,600

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

Our current business is based almost in its entirety on our Multi Port Gigabit-Ethernet Server Adapter product line and the majority of our revenue is generated from such product line. We expect that in the foreseeable future we will continue to be dependent on this line of products for most of our revenue due the nature of our business. We also sell legacy products, however, the volume of sales of legacy products and the revenues generated from such sales is very low and is diminishing. Although we sold legacy products throughout 2006 and in the first months of 2007, we believe that the contribution of such products to our revenues in the foreseeable future will be negligible. We cannot assure you that revenue generated from our Multi Port Gigabit-Ethernet Server Adapters will reach or exceed historical levels in any future period. A decrease in the price of, or demand for, any of these products, or a significant increase in our costs of manufacturing them could have a material adverse affect on our business, results of operations and financial condition.

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

We may experience difficulty in developing solutions for appliances with proprietary interfaces which may be used by some of our potential customers.

The market for networking appliances includes appliances that make use of proprietary interfaces. These appliances are offered to our potential customers in addition to the customary server-based appliances which use standard interfaces. Our potential customers may decide to use appliances with proprietary interfaces instead of the customary server-based appliances for which several manufacturers may provide add-on cards. There could be no assurance that we would be able to develop non-standard add-on cards for appliances with proprietary interfaces or, if we are successful in developing such cards, that manufacturers of the proprietary interfaces or the customers electing to use these interfaces will make use of our cards in such non-standard environments.

Our Multi Port Gigabit-Ethernet Server Networking Adapters including our Bypass Adapters which are sold mainly to OEMs, are characterized by long sales cycles.

We sell our Multi Port Gigabit-Ethernet Server Networking Adapters (including our Bypass Adapters) mainly to original equipment manufacturers, or OEMs. The decision making process of our OEM customers includes several time consuming processes, resulting from the critical importance of our products in their systems: They need to define the required configuration of their server system/appliance, derive the need and type of adapters, evaluate adapters, intensively test and qualify adapters and then (or in parallel) negotiate the terms for a purchase. It may therefore take 12 months or more from the time we first contact a prospective customer before such customer implements our cards in its system constituting what is known as a Design Win. Additionally, once a Design Win is secured, our sales of these products typically involve significant capital investment decisions by prospective end customers, as well as a significant amount of time to educate such end customers as to the benefits of systems and appliances that include our products. As a result, before purchasing systems and appliances which include our products (and consequently facilitating sales of our products), companies spend a substantial amount of time performing internal reviews and obtaining capital expenditure approvals, consequently lengthening the period of time required for a Design Win to mature into consistent sales. These long sales cycles make it difficult to predict when and to what extent discussions with potential customers will materialize into sales and could cause our revenue and operating results to fluctuate widely from period to period. In addition, our allocation of significant resources to potential sales opportunities that do not materialize into sales could have a material adverse affect on our business, results of operations and financial condition.

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

As a result of the short lead time for firm purchase orders, we are unable to accurately forecast future revenues from product sales. As a result, even dramatic fluctuation in revenue (whether increase or decrease) might not be detected until the very end of a financial quarter, which may not enable us to monitor costs in a timely manner to compensate for such fluctuation.

The loss or ineffectiveness of our original equipment manufacturers or a reduction of purchase orders or sales efforts by such original equipment manufacturers may have a material adverse effect on our operations and financial results.

Our sales and marketing strategy is to develop and maintain strategic relationships with leading OEMs in the Servers industry and Server based systems industry, which integrate our products into their systems. These OEMs are not within our control, are not obligated to purchase our products, and may select other products that may compete with our lines of products. A reduction in their sales efforts or discontinuance of sales of our products by our OEMs could lead to reduced sales and could materially adversely affect our operating results. Use of OEMs also entails the risk that they will build up inventories in anticipation of a growth in sales. If such growth does not occur as anticipated, such OEMs may substantially decrease the amount of products ordered in subsequent quarters or discontinue product orders. The termination or loss of one of our key OEMs or several OEMs at approximately the same time, without being able to compensate this loss with sales to other new OEM customers might have a material adverse effect.

Our OEM customers may replace the appliances they currently use with appliances that do not require our cards or incorporate cards other than ours.

Many of the OEMs that use appliances which include our cards do so for a few years, and then consider migration to newer generations of appliances. We cannot guarantee that our cards will be needed or selected for such new appliances or compatible with them. A decision by a current OEM customer or customers to select a new appliance without including our cards in such new appliance may have a significant adverse effect on our results of operations.

The markets for our products change rapidly and demand for new products is difficult to predict.

The markets for our products are characterized by rapidly changing technology and evolving industry standards. For example, the migration to 10Gbps solutions, the European Union’s directive regarding Restriction Of Hazardous Substances (ROHS) which requires products to be ROHS compliant, the Chinese ROHS directive and the migration from the PCI-X server bus to the PCI-Express (PCI-E) server bus, causes our OEMs to demand such new products and technologies. In the event that our OEMs decide to begin using such new technologies, we may not be able to develop products for the new technologies in a timely manner. Our OEMs may also select competing products despite our ability to develop products incorporating new technologies. Furthermore, the migration to 10Gbps, while presenting an opportunity for more cards and solutions to be sold, may also result in a decrease in the need for multi port cards as throughput performance may be achieved via a single port of 10Gbps. Consequently, we may suffer from reduced sales to such OEMs and accumulate unusable inventory which can be used only with older technologies. We intend to continue investing in product and technology development. Although we have recorded growing sales of our newest lines of products (to which the majority of our revenues are attributable), there can be no assurance that we will continue to be successful in the marketing of our current products and in developing, manufacturing and marketing enhanced and new products in a timely manner.

We may experience difficulty in developing new, commercially successful products at acceptable release times.

Since we commenced operations, we have conducted extensive research, development and engineering activities. Our efforts emphasize the development of new products, cost reduction of current products, and the enhancement of existing products, generally in response to rapidly changing customer preferences, technologies and industry standards. Although throughout 2004, 2005, 2006, and the first months of 2007 we recorded growing sales of our latest lines of products, Multi Port Gigabit-Ethernet Server Networking Adapters and Bypass Adapters, we cannot guarantee the continued success of these products, that they will be widely accepted by the marketplace or that any of our development efforts will result in commercially successful products, that such products will be released in a timely manner or that we will be able to respond effectively to technological changes or new product announcements by others.

Loss of our sources for certain key components could harm our operations.

Although we generally use standard parts and components for our products, certain key components used in our products are currently available from only one source, and others are available from a limited number of sources. We believe that we maintain a sufficient inventory of these components to protect against delays in deliveries. However, we cannot guarantee that we will not experience delays in the supply of critical components in the future or that we will have a sufficient inventory of critical components at such time to produce products at full capacity. Additionally, a key component in many of our cards is manufactured by Intel, one of our competitors. While we have not encountered difficulties in purchasing such components from Intel’s distributors, we cannot guarantee that we will continue to be able to purchase such components without delays or at reasonable prices. In the event that we are not able to purchase key components of our products from our limited sources, or are able to purchase these key components only under unreasonable terms, we may need to redesign certain products. We cannot guarantee that we will have adequate resources for such a redesign or that such a redesign will be successful. Such inability to obtain alternative resources or to successfully redesign our products could have a material adverse effect on our business, results of operations and financial condition.

Inability to receive information from our key component manufacturers could affect our ability to develop new products required by our OEMs and by the industry in which we operate.

Our products are based on networking controllers which are manufactured by either Broadcom or Intel. In order to design our products we need to receive information that enables us to design products with the use of such controllers. There can be no assurance that we will continue to receive all the information required for designing products with the use of new controllers continuously released by both Intel and Broadcom. Intel is our competitor and Broadcom may also compete with our products. Such competition may also affect their decisions regarding the sharing of information with us. The inability to obtain such information may adversely affect our ability to design new products and may have an adverse effect.

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

Substantially all of our international sales are denominated in U.S. dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions, and changes in tariffs and freight rates. We believe that the rate of inflation in Israel and exchange rate fluctuations between the NIS and the U.S. dollar have had a minor effect on our business to date. However, our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar, if the timing of such devaluation lags behind inflation in Israel or if the dollar devaluates against the NIS.

If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences.

We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including our pro rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. If we were to be a PFIC, and a U.S. Holder does not make an election to treat us as a “qualified electing fund,” or QEF, or a “mark to market” election, “excess distributions” to a U.S. Holder, and any gain recognized by a U.S. Holder on a disposition or our ordinary shares, would be taxed in an unfavorable way. Among other consequences, our dividends, to the extent that they constituted excess distributions, would be taxed at the regular rates applicable to ordinary income, rather than the 15% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation, and certain “interest” charges may apply. In addition, gains on the sale of our shares would be treated in the same way as excess distributions. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory provisions, it is unclear whether we would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset our passive income in the calculation of gross income. As a result of our substantial cash position, if the value of our shares declines, there is a substantial risk that we will be classified as a PFIC under the asset test described above. We believe that we were not deemed to be classified as a PFIC in prior years. However, the U.S. Internal Revenue Service may not accept this determination and there can be no assurance that we will not be classified as a PFIC in the future. We believe that our ordinary shares should not be treated as stock of a passive foreign investment company for United States federal income tax purposes, but this conclusion is a factual determination made annually and may be subject to change. In light of the uncertainties described above, no assurance can be given that we will not be a PFIC in any year. A U.S. Holder who makes a QEF election is taxed currently on such holder’s proportionate share of our earnings. If the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, however, it might be too late for a U.S. Holder to make a timely QEF election, unless the U.S. Holder qualifies under the applicable Treasury regulations to make a retroactive (late) election. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to exceptions for U.S. Holders who made a timely QEF or mark-to-market election, or certain other elections. Accordingly, our shareholders are urged to consult their tax advisors regarding the application of PFIC rules.

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

We are incorporated in Israel. All of our executive officers and all of our directors are non-residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any such persons. It may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel. However, subject to certain time limitations, Israeli courts may enforce United States final executory judgments for liquidated amounts in civil matters obtained after due trial before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) which enforces similar Israeli judgments, provided that the requisite procedural and legal requirements are adhered to. If a foreign judgment is enforced by an Israeli court, it generally will be payable in NIS, which can then be converted into foreign currency at the rate of exchange of such foreign currency on the date of payment. Pending collection, the amount of the judgment of an Israeli court stated in NIS (without any linkage to a foreign currency) ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate prevailing at such time. Judgment creditors bear the risk of unfavorable exchange rates.

The political environment and hostilities in Israel could harm our business.

Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and the Arab countries in the region. This state of hostility has varied in degree and intensity over time. There has also been conflict and unrest between Israel, the Palestinian Authority and certain terrorist groups operating within the Palestinian Authority and Lebanon. A significant increase in violence began in September 2000 and has continued with varying levels of severity into 2007, the most severe of which was Israel’s war with the Hizbullah militant group in July and August of 2006. While the armed confrontation in 2006 and previous hostilities did not have a material adverse impact on our business, we cannot guarantee that hostilities will not be renewed and have such an effect in the future. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Furthermore, many of our facilities are located in Israel. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

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

We are currently engaged in the design, manufacture, marketing and support of connectivity solutions for a broad range of servers and server based systems. Our first products were integrated circuits for information technology (or IT) manufacturers. In the early 1990s, we began focusing our strategy on designing, manufacturing, marketing and supporting a range of connectivity solutions for mobile and personal computers, or PC, users. In subsequent years we developed several Broadband Internet related products.

In 2002 we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end multi-port server networking cards, which have contributed to our recent sales growth and which we expect to continue being the principal engine of our sales growth in the coming years. In November and December of 2003 we secured our first Design Wins for these new products. Since that time we have identified the server-based network appliances market and specifically the server-based security appliances and WAN (Wide Area Network) optimization appliances within such market as demonstrating a strong demand for our products. We have added to our product lines networking products which include special functionalities called Bypass Adapters for the server based appliances and have received significant orders for both our Bypass Adapters and our non-Bypass adapters. We secured additional Design Wins throughout 2004, 2005 and 2006. Several of these Design Wins were from leading companies engaged in a number of industries.

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

In January 2006, we completed an offering and sale of 10,000 units in Israel, composed of 800,000 of our ordinary shares and 400,000 warrants, pursuant to a prospectus filed with the Israeli Securities Authority and TASE. Each warrant sold in the offering is exercisable into one of our ordinary shares until January 31, 2008 at an exercise price in NIS equivalent to $8.64 calculated on the date of exercise of such warrant. The sale of units resulted in net proceeds of approximately $5.6 million. As of April 30, 2007, approximately 230,000 warrants were exercised, resulting in proceeds of approximately $2.0 million. Exercise of additional warrants in the future will contribute additional proceeds of up to approximately $1.4 million. The offering and sale of the units pursuant to the January 2006 prospectus was made only in Israel and was not intended for the public in the United States or any other country. All purchasers of securities pursuant to the January 2006 prospectus were deemed to have stated that they are not “U.S. Persons” as defined in Regulation S under the Securities Act of 1933, or the Securities Act, that they did not purchase securities for the benefit of any U.S. Person and that they were not present in the United States at the time the request for purchase of the securities was submitted. A similar statement will be required from anyone requesting to exercise warrants purchased in the offering. The January 2006 prospectus and the securities offered thereunder are subject to Israeli law. The January 2006 prospectus was not filed with the Securities Exchange Commission and the securities offered thereunder are not registered in accordance with the Securities Act. We have not assumed any obligation to register any of the securities offered under the January 2006 prospectus, in accordance with the Securities Act.

In May 2007, we conducted a private placement, pursuant to which we issued to certain “accredited investors” and “qualified institutional purchasers” 875,000 ordinary shares at a purchase price of $20.50 per share and warrants to purchase up to 218,750 ordinary shares at an exercise price of $28.25 per share. The warrants issued to the investors will expire three years from the date of effectiveness of the registration statement we undertook to file with the Securities Exchange Commission, covering the resale of the shares issued in the private placement and the shares issuable upon exercise of the warrants. Net proceeds from the private placement were approximately $16.7 million, net of $1.2 million of issuance costs. We issued to the placement agents warrants to purchase up to an aggregate of 10,937 ordinary shares on the same terms as the warrants issued to the investors.

Business Overview

We are currently active in the product line of high-end Server networking cards with and without bypass (Server Adapters), which is described in greater detail below. These are products for which we are leveraging our expertise in networking and operating systems and facilitating improved connectivity for servers by increasing the number of ports on the Server Adapters and by adding bypass and other special functionality for security appliances, WAN (Wide Area Network) optimization appliances and other network appliances.

Server Adapters

In an effort to leverage our strengths, in late 2002 we began exploring a new direction which has become our primary growth driver and which we project will continue being our main source of growth in the next few years: high-end server networking cards. Our core expertise has always been our broad range of Ethernet and connectivity products, which provided personal computer users with solutions to their connectivity problems. In late 2002 we decided to employ our core know-how in the realm of server-based systems. Doing so takes advantage of our competitive edge by using the expertise we have developed in connectivity solutions for personal computers in industries which require broader connectivity solutions with very high-performance environments. Examples of these industries are security, WAN optimization, load balancing and other network appliances, data storage, video on demand, internet content delivery, high-performance computing and web servers.

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

Following demands from customers and potential customers, we developed some of these same products with a bypass feature. Intended for mission-critical environments, the Silicom Gigabit Ethernet Bypass Networking Cards feature innovative bypass circuitry to maintain continuity of network connectivity in the event of an appliance failure. Upon the occurrence of an appliance failure, the card’s bypass mechanism automatically reroutes traffic to bypass faulty components, enabling customers to have reliable and always available network accessibility. As with all of Silicom’s Multiport Gigabit Ethernet Networking Cards, the Bypass Cards also improve server throughput and performance during normal operations by introducing more ports and better throughput while reducing network congestion, simplifying network management, and minimizing CPU utilization. The addition of the innovative bypass capability makes Silicom Gigabit Ethernet Bypass Networking Cards an appropriate connectivity solution for security and WAN (Wide Area Network) optimization appliances, as well as for appliances targeted at other high-potential, growing markets such as network monitoring, load balancing, network event management, network optimization, LAN policy enforcement, intrusion detection, virus protection, e-mail content filtering, and more. To the best of our knowledge we are currently the only company offering such a comprehensive line of bypass products, which offers dual port and quad port cards, copper and fiber interfaces and dual chip set (Intel and Broadcom). Although the situation may change in the future, we believe that our competition in the bypass card market is less significant than in the non-bypass card market.

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

Principal Applications, all of which demand high performance multi port connectivity:

—	Security appliances
—	WAN (Wide Area Network) optimization appliances
—	Load balancing and traffic management appliances
—	Network-attached storage (NAS)
—	Video on Demand servers
—	Content Delivery servers
—	Internet Service Providers / Web Hosting
—	High end computing

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

We believe that the high-end server networking cards (with and without bypass) will continue to be a key driver of our growth in the coming years. A distinct advantage of these products is that the demand in the server based industry has been almost continuously growing. Certain fields within this industry, such as the security appliances market, WAN (Wide Area Network) optimization appliances market, other network appliances market, the storage market and several additional markets have demonstrated strong growth. This industry continues to require innovative solutions that must become faster and must provide additional functionalities each time they are implemented. However, the process of achieving Design Wins and obtaining new customers is time consuming as a result of the fact that the sales cycles for products in this industry are long. Nevertheless, each Design Win we achieve, may represent an opportunity for sustained, long-term revenues.

Legacy Products

We also have a product line of legacy products, including connectivity solutions for portable PCs and Broadband Internet access products. This is our previous area of expertise, in which demand for our products has significantly declined, and we expect our business in this product line to fully phase out over time.

Principal Markets

The principal markets in which we compete are set forth more particularly in, and are incorporated by reference to Note 14 to the consolidated financial statements set forth in Item 18 of this annual report (the financial statements). In 2004, 2005 and 2006, approximately 6%, 5% and 7%, respectively, of our sales were in Europe, 84%, 77% and 72% respectively, were in the United States, and 10%, 18% and 21%, respectively, were in other countries. Our main business is not seasonal, and we believe that there are sufficient sources and raw materials available to sustain it.

Sales and Marketing

Over the last few years, our sales and marketing has been carried out through a network of strategic relationships with leading original equipment manufacturers which sell our products, generally as a part of their systems and sometimes under their own private labels. Our current original equipment manufacturer customers are mostly active in the security appliances market, WAN (Wide Area Network) optimization market, other network appliances markets (such as load balancing and traffic management), storage market, general servers market and other server based applications. They are referred to in this report as OEMs, or OEM customers. Our strategy of carrying out strategic relationships with OEM customers continues to be the strategy under which we operate. We believe that these relationships enable us to take advantage of the superior financial resources and market presence of these companies to increase our sales and establish, maintain and strengthen our position and reputation in the market. In addition, we believe that relationships with OEMs improve access to new technologies developed by such OEMs, thereby ensuring smooth integration of our products and technology with those of the OEMs. In furtherance of this strategy, in 2005 and 2006 we entered into additional strategic arrangements with additional OEMs and continued recording Design Wins from OEMs who purchase our products. Revenues from sales of our products to OEM customers in 2006 constituted approximately 97% of our revenues. We expect the percentage of our revenues that is derived from sales of connectivity products to OEM customers to continue being approximately 97% or even increase slightly as we continue to focus our efforts on our server adapter products, which are sold mostly to OEMs. As such, the loss of some of our OEM customers may have a material adverse effect on our operations and financial results and we cannot assure you that we will be able to enter into strategic relationships with OEMs in the future. Our other non-OEM products are marketed directly, through our U.S.-based subsidiary and through a network of independent distributors. Normal payment terms of our OEM customers are up to 90 days net. Substantially all of our international sales are denominated in U.S. dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions and changes in tariffs and freight rates. We have experienced no material difficulties to date as a result of these factors.

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

Research and Product Development

Since we commenced operations, we have conducted extensive research, development and engineering activities. Our efforts emphasize the development of new products, cost reduction of current products, and the enhancement of existing products, generally in response to rapidly changing customer preferences, technologies and industry standards. During 2003, 2004, 2005 and 2006 we fully matured our multi port line of Server Adapter products and further invested in the development of other products including development of cards incorporating bypass functionality, addition of a full line of PCI-Express cards based on both chip-sets we used for the PCI-X based cards, supplementing a line of PCI-Express bypass cards and adding a line of ROHS compliant cards for PCI-X cards (as PCI-Express cards were originally designed to be ROHS compliant). During 2006 we launched a new product line of high-performance encryption cards designed to improve the throughput of internet security appliances and network gateways. The products improve the performance of networking appliances by independently executing encryption tasks, thereby accelerating the encryption process and freeing the CPUs of such appliances for other activities.

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

In the server networking industry for which we have developed our multi-port Gigabit-Ethernet Server Networking cards, our main competitor is Intel. In the bypass cards industry, our competition is not as significant. To the best of our knowledge, our only significant competitors in this industry are Interface Masters, Portwell and Adlink. There also may exist other local solutions which may compete with our products, including solutions which are not an embedded card but rather an external box.

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

In April 2002 we reached an agreement with a company that claimed that certain of our legacy connectivity products infringe its patents. We agreed to pay the amount of $150,000 to this company in exchange for the right to a license for our past and future products which use this alleged infringing technology. In reaching agreement we avoided incurring additional costs and expenses. See Note 8 to the consolidated financial statements.

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

Organizational Structure

We have one wholly owned subsidiary which is incorporated in the United States under the name Silicom Connectivity Solutions, Inc. Two of our founders, Messrs. Yehuda and Zohar Zisapel, are also founders, directors and principal shareholders of several other corporations. See Item 7. “Major Shareholders and Related Party Transactions.”

Property, Plants and Equipment

We do not own any real property, but we lease property at three locations. Our executive offices and research and development facilities are located in Kfar Sava, Israel. The original term of our lease with respect to such space expired on October 31, 1998 and was renewed for additional one-year periods through October 31, 2006. On November 1, 2006 we signed a lease agreement extending the term of the lease for our Kfar Sava offices until October 31, 2007. The facility is 600 square meters in size and we currently pay a monthly rent of approximately $5,000.

We conduct our manufacturing from a facility in Yokneam, Israel, which was originally approximately 610 square meters in size, and was recently increased to approximately 658 square meters. The monthly rent payments for this facility are approximately $6,000. The lease was originally for a 4 year period, ending on August 15, 2004 and included an option to renew the lease for an additional period of one year. We exercised the renewal option for our manufacturing facility, and further extended the lease agreement until August 15, 2006. Following a change in ownership of the property, we signed an agreement extending the lease period until August 31, 2007.

Commencing in February 2004, we began to sub-lease space in Paramus, New Jersey, from an affiliate. This sub-lease was in effect until January 31, 2006 and was renewed for additional one-year periods through January 31, 2008. Currently, the monthly rent payments for this space are approximately $500. See “Item 7 – Major Shareholders and Related Party Transactions.”

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

General

Silicom was incorporated in Israel and commenced operations in 1987. We have traditionally been engaged in the design, manufacture, marketing and support of connectivity solutions for computers. In the years 2000 and 2001, we leveraged the IP developed in this area for use in the broadband internet access market. In late 2002 we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end server networking cards. We made initial sales of these products to a number of customers during 2003 and recorded growing sales of these products throughout 2004, 2005 and 2006. We primarily sell our products through original equipment manufacturers and, to a lesser extent, through independent distributors (on a non exclusive basis).

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

—	Inventories – Inventories are stated at the lower of cost or market. Cost is determined using the “average-cost” method for raw materials. The cost of the work in process and finished goods of the Company’s Traditional Products is determined based on the allocation of labor and overhead, which are allocated on the basis of raw materials consumption. The cost of the work in process and finished goods of the Company’s Server Networking Products is determined based on a specific allocation of overhead to each product. We carefully examine our obsolete or slow moving inventory situation and write down obsolete or slow moving inventory to its market value. The examination of obsolete or slow moving inventory includes our estimates of the likelihood of using or selling each of the material inventory parts.

—	Allowance for doubtful accounts – Trade receivables are recorded less the related allowance for doubtful accounts receivable. We consider accounts receivable to be doubtful when it is probable that we will be unable to collect all amounts, taking into account current information and events regarding our customers’ ability to repay their obligations. The balance sheet allowance for doubtful debts is determined as a specific amount for those accounts the collection of which is uncertain. We perform our estimates regarding potential doubtful debts based on payment history and correspondence with our customers, and based on new information we receive about customers’ financial situation. As of December 31, 2006, the allowance for doubtful debts was $20,000.

—	Deferred Taxes – We account for income taxes under Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income taxes”. Under SFAS No. 109, deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. Deferred tax assets for future tax benefits from realization are included when their realization is more likely than not. Valuation allowances are established when necessary to reduce deferred taxes assets to the amount expected to be realized. Valuation allowances in respect of deferred taxes were recorded in respect of the following matters:

■	Carry forward tax losses – As of December 31, 2006, we had carry forward tax losses in Israel of approximately $538,000 and our subsidiary had federal carry forward tax losses of approximately $568,000 to be realized through 2024 and New Jersey state carry forward tax losses of approximately $433,000 to be realized through 2012. There is no assurance that these carry forwards will be realized.

■	Taxes, which may apply upon the realization of investments in consolidated subsidiaries and affiliated companies – currently there is no intention to realize such investments.

■	Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are classified as current or non-current items in accordance with the nature of the assets or liabilities to which they relate. When there are no underlying assets or liabilities the deferred tax assets and liabilities are classified in accordance with the period of expected reversal. Income tax expenses represent the tax payable for the period and the changes during the period in deferred tax assets and liabilities. Beginning in 2006, we recorded deferred income taxes in the amount of $46,000.

—	Accounting for Stock-Based Compensation – Effective January 1, 2006, we adopted SFAS No. 123(R), which supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. We elected the modified-prospective transition method and therefore prior periods were not restated. Under the modified-prospective transition method, compensation costs recognized in 2006 include also compensation costs for all share-based payments granted prior to, but not yet vested, as of January 31, 2006. The grant date fair value of the options awarded is calculated using the Black-Scholes option pricing model and the associated compensation cost is recognized on a straight-line basis over the requisite service period, which is generally the vesting period. The Black-Scholes option pricing model requires critical assumptions such as determining the expected life of the option, considering the outcome of service-related conditions (i.e., vesting requirements and forfeitures), expected volatility of the underlying shares as an estimate of the future price fluctuation for a term commensurate with the expected life of the option, expected dividend yield on the underlying shares, commensurate with the expected life of the option, and risk-free interest rate commensurate with the expected term of the option. These estimates introduce significant judgment into determining the fair value of stock-based compensation awards. Due to the implementation of SFAS No. 123(R), we recorded share-based compensation expenses in the amount of $143,000. Prior to January 1, 2006, we elected to apply the intrinsic value-based method prescribed in APB Opinion No. 25 for our equity-based compensation to employees and directors and provide the pro forma disclosure provisions of SFAS No.123, as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS No. 123". As such, we computed and recorded compensation expense for grants whose terms were fixed with respect to the number of shares and option price only if the market price on the date of grant exceeded the exercise price of the stock option. As of December 31, 2006, there was approximately $57 thousand of unrecognized compensation costs related to non-vested options to be recognized over a weighted average period of 1.21 years.

Recently Enacted Accounting Pronouncements

In June 2006, the Financial Accounting Standard Board (or FASB) issued FASB Interpretation No. 48 (“FIN 48”) “Accounting for Uncertain Tax Positions – An Interpretation of FASB Statement No. 109", which clarifies the accounting for uncertainty in income taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal year beginning after December 15, 2006. We are currently evaluating the effect that the application of FIN 48 will have on our results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 establishes a framework for the measurement of fair value, and expands disclosures about fair value measurements. The changes in current practice resulting from the application of the Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value remeasurement. The statement is effective for fiscal years beginning after November 15, 2007 and interim periods with those fiscal years. We do not believe that the adoption of the provisions of SFAS 157 will have a material impact on our consolidated financial position and results of operations.

In February 2007, the FASB issued FASB Statement No 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115", which permits entities to choose to measure many financial instruments at fair value. The Statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board’s long-term objectives for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We are currently reviewing this new standard to determine its effects, if any, on our results of operations or financial position.

Operating Results

The following table sets forth, for the periods indicated, the relationship (in percentages) of items from our Consolidated Statement of Operations Data to our total sales:

Year Ended December 31,

	2004	2005	2006

Sales	100%	100%	100%
Cost of sales	65.8	59.8	61.0
Gross profit	34.2	40.2	39.0
Research and development costs, gross	35.0	14.4	11.3
(Less) grant participation	(3.2)	(0.9)	-
Research and development costs, net	31.8	13.5	11.3
Selling and marketing expenses	15.7	8.3	6.8
General and administrative expenses	13.5	6.4	6.1
Operating Income (loss)	(26.8)	12.0	14.8
Financial income (expenses), net	(0.4)	0.1	1.0
Income (loss) before income tax benefit	(27.2)	12.1	15.8
Income tax benefit	-	-	0.3
Net Income (loss)	(27.2)	12.1	16.1

Sales in 2006 increased to $16,118 thousand compared to $10,876 thousand in 2005, mainly due to Design Wins which matured during 2006 and due to additional Design Wins that were secured, all of which were related to our Server Adapters and Server Bypass Adapters. Approximately 97% of our sales in 2006 were attributable to our line of Server Adapters and 3% were attributed to our legacy products.

Sales in 2005 increased to $10,876 thousand compared to $4,559 thousand in 2004, mainly due to Design Wins which matured during 2005 and due to additional Design Wins which were secured during 2005, all of which were related to our Server Adapters and Server Bypass Adapters. Approximately 78% of our sales in 2005 were attributable to our line of Server Adapters and 22% were attributed to our legacy products.

Gross profit in 2006 was $6,291 thousand compared to $4,369 thousand in 2005. Gross profit as percentage of sales in 2006 was 39.0%, compared to 40.2% in 2005. Our gross profit is largely dependent on the mix of products we sell during a specific year. The slightly lower gross profit percentage in 2006 was a result of such change in the mix of our sold products.

Gross profit in 2005 was $4,369 thousand compared to $1,560 thousand in 2004. Gross profit as percentage of sales in 2005 was 40.2%, compared to 34.2% in 2004. The gross profit percentage was higher in 2005 than in 2004 mainly due to sales of products with higher profit margins in 2005 and due to the fact that as sales increase, the impact of fixed costs of sales on the gross profit is lower.

Research and development expenses, gross, in 2006 increased by 16.6% to $1,820 thousand compared to $1,561 thousand in 2005. Because the markets for our products are characterized by rapidly changing technology and evolving industry standards, our success will depend upon our ability to select, develop, manufacture and market new and enhanced products in a timely manner to meet changing market needs. We expect to continue to invest resources in new product development, enhancements to existing products, and the development of new networking and connectivity technologies.

Research and development expenses, gross, in 2005 decreased insignificantly by 2.2% to $1,561 thousand compared to $1,596 thousand in 2004.

Selling and marketing expenses in 2006 increased by 22.4% to $1,105 thousand compared to $903 thousand in 2005, mainly due to the fact that we continued investing resources in promoting the sales and marketing of our server networking products.

Selling and marketing expenses in 2005 increased by 25.8% to $903 thousand compared to $718 thousand in 2004, mainly due to the fact that we continued investing resources in promoting the sales and marketing of our server networking products.

General and administrative expenses in 2006 increased by 41.0% to $980 thousand compared to $695 thousand in 2005, mainly due to the significant growth in our activity as demonstrated by the considerable increase in our revenues which amounted to 48.2%.

General and administrative expenses in 2005 increased by 13.2% to $695 thousand compared to $614 thousand in 2004, mainly due to the significant growth in our activity as demonstrated by the considerable increase in our revenues which amounted to 138.6%.

Beginning in 2006, we recorded share-based compensation expenses in the amount of $143 thousand, in accordance with SFAS No. 123(R). The following summarizes the allocation of the stock-based compensation expenses: Cost of sales $4 thousand, Research and development costs $36 thousand, Selling and marketing expenses $20 thousand, General and administrative expenses $83 thousand.

Beginning in 2006, we recorded a deferred income tax asset in the amount of $46 thousand. This tax income was derived primarily from the release of the valuation allowance on deferred tax assets due to our belief that it is more likely than not that this benefit will be realized by us.

Net income for 2006 was $2,599 thousand compared to a net income of $1,322 thousand in 2005, mainly due to our higher sales in 2006.

Net income for 2005 was $1,322 thousand compared to a net loss of $1,240 thousand in 2004, mainly due to our higher sales and higher gross profit in 2005.

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

Liquidity and Capital Resources

At December 31, 2006, we had working capital of $9,433 thousand and our current ratio (current assets to current liabilities) was 3.73. Since inception, our operations have been funded through capital contributions, research and development grants and cash flow from operations. Cash and cash equivalents as of December 31, 2006 increased by $2,237 thousand to $4,513 thousand compared with $2,276 thousand as at December 31, 2005. Short-term investments increased by $1,009 thousand, long-term investments increased by $3,811 thousand and short term bank credits decreased by $500 thousand. The net increase of $7,557 thousand in these four balance sheet items in 2006 was mainly due to the net proceeds provided by the sale of 800,000 ordinary shares and due to the net cash provided by operating activities.

Trade receivables increased to $3,277 thousand at December 31, 2006 from $2,395 thousand on December 31, 2005, mainly due to the significant increase in sales in the fourth quarter of 2006, as compared to sales in the fourth quarter of 2005. Other receivables decreased from $444 thousand to $301 thousand.

Cash provided by operating activities in 2006 amounted to $2,001 thousand compared to cash provided by operating activities in the amount of $41 thousand in 2005. The cash provided by operating activities in 2006 was the result of our positive operating income. The figure is lower than the actual operating income due to the fact that as sales grow, we are required to devote more resources to inventories and manufacturing activities, before collection of payments from customers.

Inventories increased from $2,994 thousand at the end of 2005 to $3,739 thousand at the end of 2006, mainly due to the fact that as our sales grow and customers demand receipt of products within a number of weeks following the issuance of purchase orders, we are required to be ready to deliver our products in accordance with our customers’ expectations.

Capital expenditures on property and equipment in 2006 were $257 thousand compared with $200 thousand in 2005, mainly due to the fact that in 2006 we increased investment in development and testing tools for our new product lines of server networking cards.

In January 2006, we completed an offering and sale of 10,000 units in Israel, composed of 800,000 of our ordinary shares and 400,000 warrants, pursuant to a prospectus filed with the Israeli Securities Authority and TASE. The sale of units resulted in net proceeds of approximately $5.6 million. As of April 30, 2007, approximately 230,000 warrants were exercised, resulting in proceeds of approximately $2.0 million. Exercise of additional warrants in the future will contribute additional proceeds of up to approximately $1.4 million. See “Item 4. Information on the Company – History and Development of the Company.”

In May 2007, we conducted a private placement, pursuant to which we issued to certain “accredited investors” and “qualified institutional purchasers” 875,000 ordinary shares at a purchase price of $20.50 per share and warrants to purchase up to 218,750 ordinary shares at an exercise price of $28.25 per share. The warrants issued to the investors will expire three years from the date of effectiveness of the registration statement we undertook to file with the Securities Exchange Commission, covering the resale of the shares issued in the private placement and the shares issuable upon exercise of the warrants. Net proceeds from the private placement were approximately $16.7 million, net of $1.2 million of issuance costs. We issued to the placement agents warrants to purchase up to an aggregate of 10,937 ordinary shares on the same terms as the warrants issued to the investors.

We have cash and cash equivalents that we believe are sufficient for our present requirements.

Other Assets: Our subsidiary, Silicom Connectivity Solutions, Inc., entered into a “Non-Exclusive Limited Patent License Agreement” in April 2002 as part of an agreement with a company that suggested that certain of our legacy connectivity products infringe its patents. The agreement included a one-time payment for a license fee of $150 thousand from our subsidiary to the other company which represented a licensing fee for both past and future Silicom sales of certain connectors and PC cards under patents of the licensor. Our subsidiary classified this $150 thousand payment as an intangible asset. The remainder of the license fee to be amortized as of December 31, 2006 was approximately $48 thousand.

Trade payables increased from $2,020 thousand at the end of 2005 to $2,481 thousand at the end of 2006, mainly due to the growing sales resulting in growing operating expenses. Other payables and accrued liabilities increased from $822 thousand at the end of 2005 to $971 thousand at the end of 2006.

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

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise create surplus yield for the Israeli economy. As indicated below, in each of the three fiscal years from 1999 to 2001, we received grants from the Office of the Chief Scientist (“OCS”) for the development of systems and products. We have received from the OCS approximately 30% of certain research and development expenditures for particular projects. Under the terms of Israeli Government participation, a royalty of 2% or up to 5% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% or 150% of the grant is repaid. For projects approved after January 1, 1999, the amount of royalties payable is up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR. The terms of Israeli Government participation also place restrictions on the location of the manufacturing of products developed with government grants, which, in general, must be performed in Israel, and on the transfer to third parties of technologies developed through projects in which the government participates. See “Item 10. Additional Information – Taxation.” Due to the decreasing budget of the OCS, we did not receive any grants for our projects in 2002, and we received approximately 20% of certain research and development expenditures for a particular project in 2003 and approximately 30% of a particular project in 2004. We did not have any new grant programs with the OCS in 2005 or 2006. In August 2005, we received approval for a $54 thousand dollar grant from the Korea-Israel Industrial Research and Development Foundation, or Koril-RDF, in connection with the joint development of a certain product with a Korean company. Under the terms of this grant we are required to repay the amounts received at a rate of 2.5% per year of our gross sales of the product developed with the grant in each such year, until 100% of the grant (and any other sums received from Koril-RDF) are repaid. The annual payment for every year following the first sale of the product will not exceed certain percentages of the amounts received from Koril-RDF. We cannot guarantee that any encouragement programs will be continued, or that we will continue to participate in them to the extent they are continued.

The following table shows, for the periods indicated, our gross research and development expenditures, the portion of such expenditures which was funded by OCS and Koril-RDF, and the net cost to us of our research and development activities:

	2006	2005	2004	2003	2002

Gross research and development expenses	$1,820	$1,561	$1,596	$1,647		$1,523
Portion funded by Chief Scientist	-	$44	$145	$150	*$	(15)
Portion funded by Korea-Israel
Industrial Research and Development
Foundation	-	$54	-	-		-
Net research and development expenses	$1,820	$1,463	$1,451	$1,497		$1,538

* This amount reflects final adjustments for projects supported in previous years.

We expect that we will continue to commit resources to research and development in the future. As of April 30, 2007, the Company employed 20 persons in research and development. Our gross research and development expenses constituted approximately 11.3%, 14.4% and 35.0% of our sales, and our net research and development expenses constituted approximately 11.3%, 13.5% and 31.8% of such sales, in the respective years ended December 31, 2006, 2005 and 2004. For additional information concerning commitments to pay royalties on sales of products developed from projects funded by the Office of the Chief Scientist, see Note 12 to our financial statements included elsewhere in this annual report and see “Item 10. Additional Information – Taxation.”

Trend Information

The trend in the mobile computing industry has been to incorporate modems and Ethernet/Fast Ethernet as built-in elements of portable PCs. This trend has obviated much of the need for our legacy Ethernet/Fast Ethernet PC Card products. Although one of our OEM customers continued purchasing our legacy Ethernet/Fast Ethernet products in 2006, we believe that this trend will continue, and that over time our legacy Ethernet/Fast Ethernet PC Cards will be phased out completely.

Having anticipated the above trend, we began a number of years ago to position ourselves to compete in the broadband internet access industry. In 1999, 2000 and 2001, we invested most of our research and development efforts in this industry. In 2004, 2005 and 2006 sales to the broadband internet access and multi tenant unit, or MTU, industries constituted 7%, 1% and 1% of our total sales, respectively. An additional trend which affected our sales of these products was the worldwide slowdown in technology-based companies, which worsened throughout 2002 and part of 2003, and had a ripple effect on our performance, especially in the broadband internet access and MTU industries. Since then, products for this industry have become commodities, mostly manufactured by companies from the Far East. We have therefore ceased our investments in this industry.

In late 2002, we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end server networking cards (Server Adapters). In today’s network-based environment, there is a growing demand for server-based systems. The markets for such systems were less affected by the worldwide slowdown described above and are almost continuously growing. Furthermore, the security market is growing due to an increase in demand for security appliances, most of which are server based, and the WAN (Wide Area Network) optimization market, is growing due to an increase in demand for better WAN (Wide Area Network) connection between branch offices and headquarters. These two markets are additional markets in which our server adapters provide added value. We began investing in marketing and sales of this line to potential markets and customers during 2003 and received initial purchase orders from a number of sources. We continued to invest in the marketing of these products during the course of 2004, 2005 and 2006 and the number of purchase orders for these products increased significantly. The sales cycles in these markets are long, but once we establish a customer base, each such customer will represent an opportunity for sustained, long-term revenues. We expect that this product line will continue to be our principal growth driver in the coming years, specifically with respect to the higher port density cards, bypass cards, PCI-Express cards and ROHS compliant cards, however, there is no assurance that we will continue to succeed in having significant sales in this area.

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

Tabular disclosure of contractual obligations

The following table shows our outstanding contractual obligations by category and by payments due as of December 31, 2006:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating Leases	357,000	218,000	139,000
Purchase Obligations	2,371,000	2,371,000
Total	2,728,000	2,589,000	139,000

The Company’s total outstanding contingencies in respect of royalty-bearing participations received or accrued, net of royalties paid or accrued before interest, amounted to approximately $3,003 thousand as of December 31, 2006 ($3,084 thousand as of December 31, 2005), of which $2,782 thousand are attributable to sales of our legacy products and $221 thousand are attributable to sales of our new line of products.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table and notes thereto set forth information regarding our officers, directors and senior managers as of April 30, 2007.

Name	Age	Position with Company

Avi Eizenman	50	Active Chairman of the Board
Shaike Orbach	56	President, Chief Executive Officer, Director
Yehuda Zisapel	64	Director
Einat Domb-Har	40	External Director
Ilan Kalmanovich	41	External Director
David Hendel	46	Vice President Research and Development
Eran Gilad	40	Chief Financial Officer

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

Einat Domb-Har has served as Chief Financial Officer of Olista Ltd., a company providing unique solutions for the cellular industry, since June 2006. From April 2004 to April 2006 Ms. Domb-Har served as the Chief Financial Officer of Stage One Venture Capital, which focuses on seed investment in the telecom industry. From 2000 to 2004 Ms. Domb-Har served as a controller of Pitango Venture Capital, Israel’s largest pool of four venture capital funds. From 1994 to 1999 Ms. Domb-Har served as a senior manager at Kost, Forer and Gabbay, CPA, a member of Ernst & Young International. Ms. Domb-Har is an Israeli Certified Public Accountant and holds a BA in Economics and Accounting from Tel Aviv University. She also holds an MBA from the Israeli extension of Bradford University.

Ilan Kalmanovich has managed Leader’s Consulting & Management, a business consulting firm, since March 2006. Mr. Kalmanovich acted as an independent consultant from 2003 to February 2006 and as Vice President of Fahn Kaneh Consulting from 2004 to February 2006. From 2001 to 2002, Mr. Kalmanovich served as the vice president of Igud Hashkaot Ve’yizum (A.S.I.) Ltd. of the Igud Bank Group. From 1996 to 2000 he served as a senior consultant at BDO Ziv Haft Consulting and Management Ltd. From 2003 to May 2004 Mr. Kalmanovich served as a director on the board of Satcom Systems Ltd. and previously served as a director on the board of Cukierman & Co. Investment House Ltd., and as an alternate director at Catalyst Investments L.P., the general partner of the Catalyst Fund L.P. venture capital fund. Mr. Kalmanovich holds a B.Sc degree (with honors) in Industrial Engineering from Ben-Gurion University and an MBA from Tel Aviv University. He also serves as a court-certified mediator and holds a license for investment consulting from the Israeli Securities Authority.

David Hendel has been Vice President, Research and Development of the Company since 1995. From 1991 to 1995, he served as a Senior Hardware Engineer of the Company. Mr. Hendel previously served as an engineer in the Intelligence Corps of the Israeli Defense Forces. He holds a B.Sc. degree in Electrical Engineering from Ben-Gurion University.

Eran Gilad has been the Chief Financial Officer of the Company since May 2005. From 2002 to 2004 Mr. Gilad served as VP of Finance & Operation at Frontline PCB Solutions Ltd. From 2000 until 2002 Mr. Gilad held senior financial and operational positions at Lynx Photonic Networks Inc. From 1996 until 2000 Mr. Gilad held senior financial positions at Technomatix Technologies Ltd. He is a Certified Public Accountant in Israel and holds an M.A in Economics from Tel-Aviv University and a B.A in Accounting and Economics from Tel-Aviv University.

Compensation

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2006 was $736,000. We do not pay cash compensation to Yehuda Zisapel for serving on our board of directors. We do pay cash compensation to Avi Eizenman who is an active Chairman of the Board, to Shaike Orbach, who is the President and Chief Executive Officer, and to Ms. Einat Domb-Har and Mr. Ilan Kalmanovich who are external directors and receive compensation in accordance with the regulations promulgated under the Israeli Companies Law-1999. All our officers work full time for us. Certain of the compensation previously paid to our directors was paid in the form of options under the Silicom Directors Share Incentive Plan (1994) and certain of such compensation is paid in the form of options under the Share Option Plan (2004) described below. The Directors Share Incentive Plan (1994) was adopted by the board of directors in August 1994 in order to grant options to members of the board of directors who served on the board of directors for at least three fiscal quarters. The Director Share Incentive Plan was administered by the board of directors, which designated the optionees, dates of grant and the exercise price of options. Under the Director Share Incentive Plan, 500,000 of our ordinary shares were reserved for issuance. The options granted under the Director Share Incentive Plan expire at the end of ten years from their date of grant and are non-assignable except by the laws of descent. The grantee is responsible for all personal tax consequences of the grant and the exercise thereof. We believe that we will bear no tax consequences in connection with such grant or exercise. The Director Share Incentive Plan was cancelled in July 2004 with respect to any share capital previously reserved and not yet allocated as well as any share capital that becomes unallocated from time to time as outstanding options expire or are forfeited. As of April 30, 2007, 160,000 options are outstanding under the Director Share Incentive Plan (1994), of which, 110,000 options (at an average exercise price of $5.61 and at termination dates that range from April 2010 to August 2010) were granted to Mr. Avi Eizenman and 50,000 options (at an average exercise price of $4.4 and a termination date that ranges from May 2007 to April 2010) were granted to Mr. Yehuda Zisapel.

On October 24, 2000, the board of directors adopted the Silicom Ltd. US Share Option Plan (2000). This Plan is intended to constitute a means of providing additional incentive to officers, consultants and certain other present and future employees and directors of the Company and its subsidiaries. Pursuant to the Plan, the Company may grant both Incentive Stock Options (as such term is defined in Section 422 of the Internal Revenue Code of 1986, as amended; “ISOs”) and Nonqualified Stock Options (“NSOs”), provided, however, that only our employees or employees of our subsidiaries can receive ISOs. The Plan is administered by the board of directors, which has full authority to grant options under the Plan. Under the terms of the Plan, up to a maximum of 200,000 of our ordinary shares are reserved for issuance, subject to certain adjustments. The exercise price of the options granted under the Plan shall be not less than 100 percent (or, in the case of a grant of ISO’s to a holder of more than 10% of the Company’s outstanding shares, 110 percent) of the fair market value (as defined in the Plan) of the ordinary shares subject to the option on the date the option is granted. The vesting period of the options is subject to the discretion of the Board. The term of ISOs shall not exceed 10 years from the date on which they are granted (or 5 years, in the case of optionees who hold more than 10% of our outstanding shares). In total, as of April 30, 2007, we have granted 17,600 options pursuant to the US Share Option Plan (2000) to employees of our US subsidiary – Silicom Connectivity Solutions, Inc., 11,300 of which were returned to the Company due to certain employees who left their positions not exercising their options.

On December 30, 2004, our shareholders adopted our Share Option Plan (2004). Under the terms of the Share Option Plan (2004) up to a maximum of 282,750 of our ordinary shares are reserved for issuance, subject to certain adjustments, upon the exercise of options granted to employees, directors, officers, consultants and service providers. The Share Option Plan (2004) is administered by the board of directors, which designates the optionees, dates of grant, vesting periods and the exercise price of options. The options are non-assignable except by the laws of descent. Certain tax advantages apply to certain of our directors, officers and employees with respect to options granted to them under the Share Option Plan (2004). As of April 30, 2007, we have granted a total of 258,500 options under the Share Option Plan (2004), of which 30,000 options (at an exercise price of $2.53 and at a termination date of December 30, 2014) were granted to Mr. Avi Eizenman, 30,000 options (at an exercise price of $2.53 and at a termination date of December 30, 2014) were granted to Mr. Yehuda Zisapel, 30,000 options (at an exercise price of $2.53 and at a termination date of December 30, 2014) were granted to Mr. Shaike Orbach, 30,000 options (at an exercise price of $2.53 and at a termination date of December 30, 2014) were granted to Ms. Einat Domb-Har and 30,000 options (at an exercise price of $2.53 and at a termination date of December 30, 2014) were granted to Mr. Ilan Kalmanovich. 17,000 of the options granted under the Share Option Plan (2004) were returned to the company due to certain employees who left their positions not exercising their options.

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

Board Practices

Each of Yehuda Zisapel, Avi Eizenman and Shaike Orbach was elected to the board of directors most recently on December 21, 2006 to serve until the next Annual Shareholders’ Meeting. Messrs. Yehuda Zisapel and Avi Eizenman are both Founders of the Company, and have served as Directors since our inception in 1987. Our external directors Ms. Einat Domb-Har and Mr. Ilan Kalmanovich were elected to board of directors on June 30, 2004 to hold office as external directors for a period of three years in accordance with Section 245(a) of the Companies Law – 1999. None of the members of the board of directors is entitled to receive any severance or similar benefits upon termination of his or her service with the board of directors, except for Avi Eizenman, who also functions as the active Chairman of the board and Shaike Orbach, who also functions as President and Chief Executive Officer.

Board of Directors

Our Articles of Association provide for a board of directors of not less than two nor more than eight members. Each director is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Officers serve at the discretion of the board of directors. Under the Israeli Companies Law 1999 which entered into effect on February 1, 2000 and was amended most recently in March 2006, a public company’s board of directors must determine the minimum number of directors who are required to have “expertise in finance and accounting” (with the same meaning described below in connection with external directors) taking into account the type of company, its size, the extent of its activities and the complexity of the company’s operations. The Companies Law states that at least one non-external director must have expertise in finance and accounting. Following determination by the board of directors of the minimum number of directors required to have expertise in finance and accounting, when the board of directors evaluates whether a non-external director has such expertise in order to meet the minimum requirement, such director must also submit an affidavit with the statements described below. The Israeli Companies Law-1999 requires the board of directors of a public company to determine the number of directors who shall possess expertise in finance and accounting. These regulations are described below. The Articles of Association of the Company provide that any director may, by written notice to the Company, appoint another person to serve as a substitute director and may cancel such appointment. Under the Israeli Companies Law-1999, a person who is already serving as a director will not be permitted to act as a substitute director. Additionally, the Israeli Companies Law-1999 prohibits a person from serving as a substitute director for more than one director. Appointment of a substitute director for a member of a board committee is only permitted if the substitute is a member of the board of directors and does not regularly serve as a member of such committee. If the committee member being substituted is an external director, the substitute may only be another external director who possesses the same expertise as the external director being substituted and may not be a regular member of such committee. The term of appointment of a substitute director may be for one meeting of the board of directors or for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the board of directors.

External Directors; Audit Committee

Under the Israeli Companies Law-1999, companies registered under the laws of Israel the shares of which have been offered to the public in or outside of Israel are required to appoint no less than two external directors. No person may be appointed as an external director if such person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

—	an employment relationship;
—	a business or professional relationship maintained on a regular basis;
—	control; and
—	service as an office holder.

A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications. At least one external director must posses accounting and financial expertise.

Regulations have been promulgated under the Israeli Companies Law mandating that when appointing an external director in the future to the board of directors of a public company, in addition to the already existing requirements for such external director, at least one of the external directors must have “expertise in finance and accounting” while the other external director must be “professionally qualified”.

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

No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

—	the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders voted at the meeting, vote in favor of election of the director; or
—	the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for one additional term of three years. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment, violate their duty of loyalty to the company or are found by a court to be unable to perform their duties on a full time basis. External directors may also be removed by an Israeli court if they are found guilty of bribery, fraud, administrative offenses in a company or use of inside information. Each committee of a company’s board of directors must include at least one external director.

An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law-1999 and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director. Ms. Einat Domb-Har and Mr. Ilan Kalmanovich were elected to the board of directors as external directors on June 30, 2004.

Audit Committee

The Israeli Companies Law-1999 requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of our business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including all the external directors of the company. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee. Currently, Ms. Einat Domb-Har, Mr. Ilan Kalmanovich and Mr. Yehuda Zisapel serve as members of our audit committee.

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

Employees

The number of employees over the last three financial years is set forth in the table below.

As at December 31	2004	2005	2006

Total Employees	38	47	55
Marketing, Sales, Customer Services	3	4	6
Research & Development	17	19	21
Manufacturing	13	18	22
Corporate Operations and Administration	5	6	6

At April 30, 2007, we had 62 employees, including 8 in marketing, sales and customer services, 20 in research and development, 28 in manufacturing, and 6 in corporate operations and administration. All such employees, except for 1 employee in the United States, are based in Israel. We consider our relations with our employees excellent and have never experienced a labor dispute, strike or work stoppage. None of our employees is represented by a labor union. We do not employ a significant number of temporary employees, but we do use temporary employees from time to time, as necessary

Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations including the Industrialists’ Associations are applicable to our Israeli employees by order of the Israeli Ministry of Labor. The laws principally concern the length of the work day, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums. See Note 11 of Notes to our Consolidated Financial Statements.

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

Share Ownership

The following table sets forth, as of April 30, 2007, the number of Shares owned by officers, directors and senior management of the Company:

Name and Address	Number of Shares and Options Owned[1]	Percent of Outstanding Shares

Yehuda Zisapel	698,940	12.46%
Avi Eizenmann	248,315	4.38%
Shaike Orbach	*	*
Einat Domb Har	*	*
Ilan Kalmanovich	*	*
David Hendel	*	*
Eran Gilad	*	*
All directors and officers as a group	982,255	16.99%

* Denotes ownership of less than 1% of the outstanding shares.

1     The table above includes the number of shares and underlying options that are exercisable within 60 days of April 30, 2007. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. To our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

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

Name of Shareholder	Number of Shares and Options Owned[2]	Percentage of Outstanding Shares	Any Significant Change in Past 3 Years

Yehuda Zisapel	698,940	12.46%	(139,783)
Zohar Zisapel	673,723	12.19%	(157,183)
Robert Sussman[3]	644,200	11.65%	644,200
Bjurman, Barry & Associates[4]	340,300	6.16%	340,300

2     The table above includes the number of shares and underlying options that are exercisable within 60 days of April 30, 2007. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. To our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

3     Based on Form 4/A filed on April 30, 2007.

4     Based on Schedule 13G/A filed on December 27, 2006.

As of April 30, 2007, there were approximately 16 record holders of ordinary shares, including approximately 9 record holders in the United States. Collectively, these record holders held approximately 28% of the outstanding ordinary shares.

Related Party Transactions

Messrs. Yehuda and Zohar Zisapel are brothers and are our founders. Mr. Yehuda Zisapel currently serves as a Director on our board of directors. Messrs. Yehuda and Zohar Zisapel are also founders, directors and principal shareholders of several other corporations within the “Rad Group”, as described above. The other members of the Rad Group are actively engaged in designing, manufacturing, marketing and supporting data communications products, none of which are currently the same as our products. Certain products of members of the Rad Group are complementary to, and may be used in connection with, our products. We and other members of the Rad Group also market certain of our products through the same distribution channels. Such products may, to a limited extent, compete with one another for the distributors’ time and efforts. Commencing in February 2004, we began to sub-lease space in Paramus, New Jersey, from Radcom Equipmet, Inc., an affiliated company. This sub-lease was in effect until January 31, 2006 and was renewed for additional one-year periods through January 31, 2008. Currently, the monthly rent payments for this space are approximately $500.

Finally, the Rad Group provides us with certain personnel and other services, and is reimbursed by us for the costs of providing such services. We believe that the terms of the transactions in which we have engaged and are currently engaged with other members of the Rad Group are generally no less favorable to us than terms which might be available to us from unaffiliated third parties. In January 2006 our board of directors approved a resolution under which sales to, or purchases from any members of the Rad Group must meet certain criteria or be specifically approved by the audit committee, board of directors and shareholders, as applicable in accordance with Israeli law. These criteria include a stipulation that the transactions between us and members of the RAD Group relate to standard equipment, services and products purchased or sold by us and the Rad Group, as applicable and that such transactions occur within our ordinary course of business. The resolution of our board of directors also states that transactions with members of the Rad Group must be entered into at least on market terms and at a value lower than 0.5% of our annual turnover per transaction and not more than 1% of our annual turnover in the aggregate for all such transactions in a financial year. All future related party transactions and arrangements (or modifications of existing ones) with members of the Rad Group, transactions in which office holders of the Company have a personal interest, or transactions which raise issues of such office holders’ fiduciary duties, may require audit committee, board of directors and shareholder approval under the Israeli Companies Law-1999.

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

On July 22, 2002, our audit committee and the Board of Directors approved an Indemnification Agreement with our directors and officers. Our shareholders approved the terms of this agreement in a General and Extraordinary Meeting held on January 7, 2004. The Agreement provides that our directors and officers will be exempt from liability in certain circumstances. The Agreement also provides that the expenses of these directors and officers for obligations that are connected to an act performed in their capacity as an officer of the Company will be paid by us. This right to indemnification is limited, and does not cover breaches of an officers’ duty of loyalty or care, or reckless disregard for the consequences of such breach. The right to indemnification also does not cover acts that are taken intentionally to realize personal gain. The maximum amount of our liability under the Indemnification Agreement is currently $3,000,000. On January 7, 2004 our shareholders also approved the procurement of a 12 month discovery period relating to our directors and officers insurance policy, which expired on April 30, 2003. We procured such discovery period, which was in effect until April 30, 2004. The discovery period provided coverage for incidents or actions that were originally covered by the insurance policy that expired on April 30, 2003, in the event that claims arising from such incidents or actions were initiated between April 30, 2003 and April 30, 2004. On December 30, 2004 our shareholders approved the procurement of a new insurance policy for our directors and officers to provide for coverage of up to $4,000,000, effective from February 1 2004 until January 31, 2005. This policy was renewed for the period of February 1, 2005 until February 1, 2006, following approval by our audit committee and board of directors. Under Israeli law, we are also required to obtain the approval of our shareholders for such renewal and we received the approval of our shareholders at the annual and extraordinary meeting of our shareholders held on October 6, 2005. On January 30, 2006, our audit committee and board of directors approved, subject to the approval of our shareholders, an additional renewal of our directors and officers insurance policy for the period of one year beginning February 1, 2006 and ending January 31, 2007. Shareholder approval for this renewal was given at the annual and extraordinary meeting of our shareholders held on December 21, 2006, except that with regard to Yehuda Zisapel, who is deemed a controlling shareholder, the voting results were inconclusive as a result of inconsistencies appearing in the proxy cards returned to our transfer agent. Consequently, on January 16, 2007, our audit committee and board of directors unanimously approved the renewal of the directors and officers insurance policy with respect to Yehuda Zisapel (in each case excluding any vote by Mr. Zisapel). On January 22, 2007 we announced the adoption of such resolution. As we did not receive any notices of objection from shareholders with respect to the renewal of the insurance policy for Yehuda Zisapel, the policy was deemed renewed in accordance with an exemption set forth in regulations promulgated under the Israeli Companies Law – 1999. On February 27, 2007 we announced that our audit committee and board of directors approved an additional renewal of the directors and officers insurance policy for the period beginning February 1, 2007 and ending January 31, 2008. Our audit committee and board of directors determined that the terms of renewal with respect to Yehuda Ziapel are identical to those of all our other office holders, are on market terms and are not likely to have a material affect on any of our profits, properties or commitments. Based on this determination and the exemption mentioned above, and as no notices of objection were received from our shareholders, approval of the insurance renewal for Yehuda Zisapel will only require the vote of an ordinary majority of our shareholders. We will seek shareholder approval for the latest renewal of the directors and officers insurance policy for all our directors at the next meeting of our shareholders. All of our directors are parties to our Indemnification Agreement and are covered by our directors and officers insurance policy.

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

Markets and Share Price History

The primary trading market for our ordinary shares is the NASDAQ Capital Market (previously NASDAQ Small-Cap Market), where our shares are listed and traded under the symbol SILC (previously SILCF). The table below sets forth the high and low bid prices in dollars of our ordinary shares, as reported by NASDAQ during the indicated periods:

PERIOD	HIGH	LOW

LAST 6 CALENDAR MONTHS
April, 2007	26.74	16.42
March, 2007	17.88	11.77
February, 2007	16.00	13.59
January, 2007	14.40	8.40
December, 2006	9.54	6.30
November, 2006	9.00	7.63
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
First Quarter, 2007	17.88	8.40
Fourth Quarter, 2006	9.54	6.03
Third Quarter, 2006	7.43	3.75
Second Quarter, 2006	10.79	6.50
First Quarter, 2006	12.46	6.58
Fourth Quarter, 2005	9.39	3.31
Third Quarter, 2005	5.09	2.75
Second Quarter, 2005	4.89	2.59
FIVE MOST RECENT FULL FINANCIAL YEARS
2006	12.46	3.75
2005	9.39	2.34
2004	3.21	1.67
2003	1.97	0.28
2002	1.01	0.30

On December 27, 2005, our shares commenced trading on the Tel Aviv Stock Exchange in Israel under the symbol “SILC” (in Hebrew letters). The following table sets forth, for the periods indicated, the high and low reported sales prices, in NIS, of the ordinary shares on the Tel Aviv Stock Exchange:

PERIOD	HIGH	LOW

LAST SIX CALENDAR MONTHS
April, 2007	104.90	68.25
March, 2007	74.94	49.26
February, 2007	65.99	56.20
January, 2007	60.50	36.31
December, 2006	38.60	30.54
November 2006	38.80	32.02
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
First Quarter, 2007	74.94	36.31
Fourth Quarter, 2006	41.00	27.01
Third Quarter, 2006	32.40	20.16
Second Quarter, 2006	49.50	30.21
First Quarter, 2006	56.59	30.25
Fourth Quarter, 2005	41.25	39.99
Third Quarter, 2005	---	---
Second Quarter, 2005	---	---
FIVE MOST RECENT FULL FINANCIAL YEARS
2006	56.59	20.16
2005	41.25	39.99
2004	---	---
2003	---	---
2002	---	---

Item 10.	ADDITIONAL INFORMATION

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

NASD Marketplace Rules and Home Country Practices

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 4350(a)(1) of the NASD Marketplace Rules, we follow the provisions of the Israeli Companies Law – 1999, rather than the requirements of Rule 4350 of the Market Place Rules with respect to the following requirements:

—	Distribution of annual and quarterly reports to shareholders – Under Israeli law we are not required to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders. We do however make our audited financial statements available to our shareholders prior to our annual general meeting and file our quarterly and annual financial results with the Securities Exchange Commission on Form 6-K.

—	Independence, Nomination and Compensation of Directors – A majority of our board of directors is not comprised of independent directors as defined in Rule 4200 of the NASD Marketplace Rules. Our board of directors contains two external directors in accordance with the provisions contained in Sections 239-249 of the Israeli Companies Law – 1999. Israeli law does not require, nor do our external directors conduct, regularly scheduled meetings at which only they are present. In addition, with the exception of our external directors, our directors are elected for terms of one year or until the following annual meeting, by a general meeting of our shareholders. The nominations for director which are presented to our shareholders are generally made by our directors. Israeli law does not require the adoption of and our board has not adopted a formal written charter or board resolution addressing the nomination process and related matters. Compensation of our directors and other officers is determined in accordance with Israeli law.

—	Audit Committee – Our audit committee does not meet with all the requirements of Rules 4350(d)(2)(A)(i), 4350(d)(2)(A)(iii) and 4350(d)(2)(A)(iv) of the NASD Marketplace Rules. We are of the opinion that the members of our audit committee comply with the requirements of Rule 10A-3(b) of the general rules and regulations promulgated under the Securities Act of 1933 and all requirements under Israeli law. Our audit committee has not adopted a formal written audit committee charter specifying the items enumerated in Rule 4350(d)(1) of the NASD Marketplace Rules.

—	Quorum – Under Israeli law a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles of Association provide that a quorum of two or more shareholders is required for commencement of business at a general meeting. However, the quorum set forth in our Articles of Association with respect to an extraordinary general meeting, which is anything other than an annual general meeting, consists of two or more shareholders holding at least 51% of the voting rights in person or by proxy.

—	Approval of Related Party Transactions – All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law-1999.

—	Shareholder Approval – We seek shareholder approval for all corporate action requiring such approval, in accordance with the requirements of the Israeli Companies Law – 1999.

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

General Corporate Tax Structure

Israeli companies are subject to corporate tax at the rate of 31% of taxable income in the 2006 tax year, 29% in the 2007 tax year, 27% in the 2008 tax year, 26% in the 2009 tax year and 25% in the 2010 tax year. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less.

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

An amendment to the Investment Law which came into effect as of April 1, 2005 (the “Amendment”) has significantly changed the provisions of the Investment Law. The Amendment determines criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the income of an Approved Enterprise will be derived from export. Additionally, as explained below, the Amendment sets forth major changes in the manner in which tax benefits are awarded under the Investment Law whereby companies no longer require Investment Center approval (and Approved Enterprise status) in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Therefore the tax benefits granted to our Approved Enterprises under the Investment Law will generally not be subject to the provisions of the Amendment.

Tax Benefits Prior to the Amendment

In general, taxable income of a company derived from an Approved Enterprise was subject to corporate tax at the maximum rate of 25% rather than the rates stated above (this will also apply to Approved Enterprises approved after the Amendment, as explained below). The reduced corporate tax rate applies for a period of time termed the “benefit period”. The benefit period is a period of seven years commencing with the year in which the Approved Enterprise first generates taxable income. In any event, the benefit period is limited to 12 years from the commencement of production or operation, or 14 years from the year in which the approval was received, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may extend to a maximum of ten years from the commencement of the benefit period. In the event that a company is operating under more than one approval or that only part of its capital investments are approved (a “Mixed Enterprise”), its effective corporate tax rate is the result of a weighted combination of the various applicable rates.

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

Our production facilities have been granted “Approved Enterprise” status under the Alternative Route according to the Investment Law. The initial Approved Enterprise status was granted in 1988 (“Initial Approved Enterprise”). An extension program was granted Approved Enterprise status in 1995 (the “Extended Approved Enterprise”). Income derived from our Approved Enterprises is tax exempt during six years of the seven year tax benefit period and is subject to a reduced tax rate of 25% in the seventh year. The seven year period of benefits commences in the year the Approved Enterprise first earns taxable income but is limited to twelve years from commencement of production or fourteen years from date of approval, whichever is earlier. The period of tax benefits, relating to our Initial Approved Enterprise, commenced in 1991 and expired in 1997. The period of tax benefits relating to our Extended Approved Enterprise commenced in 1997 and expired in 2006, as explained below.

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

Subject to certain provisions concerning income subject to the Alternative Route, all dividends are considered to be attributable to the entire enterprise and the effective tax rate is the result of a weighted combination of the various applicable tax rates. Under the Investment Law, a company that has elected the alternative package of benefits is not required to distribute exempt retained profits, and may generally decide from which year’s profits to declare dividends.

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

The Amendment provides that a company producing income from a Benefited Enterprise in Zone A may elect either that (i) the undistributed income derived from the Benefited Enterprise will be fully tax exempt for the entire benefit period described below (“tax exemption”), in which case the ordinary provisions described below concerning the taxation of the company and shareholder for distribution of dividends will apply; or (ii) that the income from its Benefited Enterprise will be subject to corporate tax at a rate of a 11.5%, in which case dividends paid out of such income to a foreign resident will be taxed at a rate of 4% and to an Israeli resident will be taxed at a rate of 15%, and the company will not be subject to additional tax upon dividend distribution. Further benefits are available in the event of certain large investments by multinational companies. Benefited Enterprises located in Zones B and C will be exempt from tax for six and two years, respectively, and subject to tax at a rate of 10%-25% for the remainder of the benefit period, depending on the extent of foreign investment in the Company, as described above.

Dividends paid out of income derived by a Benefited Enterprise, or out of dividends received from a company whose income is derived from a Benefited Enterprise, are generally subject to withholding tax at the rate of 15%, such tax being deductible at source. The reduced withholding tax rate of 15% is limited to dividends and distributions out of income derived during the benefit period and actually paid at any time up to 12 years thereafter. A company qualifying for tax benefits under the Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend. The rate of the tax will be the rate which would have been applicable had the company not been tax exempt. Such tax rate is lower in the case of a qualified “Foreign Investors’ Company”. The dividend recipient is subject to tax at the rate of 15% on the amount received which tax is deductible at source.

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

We have selected the 2004 tax year and the 2006 tax year as our Year of Election, from which the period of benefits under the Investment Law are to commence, by submitting two separate requests to the Israeli Tax Authority as required under the Investment Law.

There can be no assurance that we will attain approval for additional tax benefits under the Amendment, or receive approval for Approved Enterprises in the future.

Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development (the “Research Law”), research and development programs approved by the Research Committee (the “Research Committee”) of the Office of the Chief Scientist (“OCS”) are eligible for grants or loans if they meet certain criteria, in return for the payment of royalties from the sale of the product developed in accordance with the program and subject to other restrictions. Once a project is approved, the OCS will award grants of up to 50% of the project’s expenditures in return for royalties, usually at the rate of 3% to 6% of sales of products developed with such grants, up to a dollar-linked amount equal to 100% or 150% of such grants. For projects approved after January 1, 1999, the amount of royalties payable is up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR. There is no further liability for payment.

The terms of these grants prohibit the manufacture outside of Israel without the prior consent of the Research Committee of the OCS. Such approval, if granted, is generally subject to an increase in the total amount to be repaid to the OCS to between 120% and 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel.

The Research Law also provides that know-how from the research and development, which is used to produce the product, may not be transferred to Israeli third parties without the approval of the Research Committee. Until 2005, the Research Law stated that such know-how may not be transferred to non-Israeli third parties at all. An amendment to the Research Law has set forth certain exceptions to this rule, however, the practical implications of such exceptions are quite limited. The Research Law has stressed, that it is not just transfer of know-how that is prohibited, but also transfer of any rights in such know-how. Such restriction does not apply to exports from Israel of final products developed with such technologies. Approval of the transfer may be granted only if the transferee undertakes to abide by all of the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties. There can be no assurance that such consent, if requested, will be granted or, if granted, that such consent will be on reasonable commercial terms.

Tax Benefits for Research and Development

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

Calculation of Results for Tax Purposes

The Israeli Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Investors’ Companies and Certain Partnerships and Determining Their Taxable Income) – 1986 provide that as a Foreign Investors’ Company (as defined in the Investment Law described above) is eligible to calculate its taxable income in accordance with these regulations, and therefore,, if we elect to follow such regulations, our taxable income or loss is to be calculated in dollars. We have elected to apply these regulations and accordingly our taxable income or loss is calculated in dollars in the manner set forth in such regulations.

Capital Gains Tax on Sales of Our Ordinary Shares

Until the end of the year 2002 and provided we maintained our status as an industrial corporation, capital gains from the sale of our securities were generally exempt from Israeli Capital Gains Tax. This exemption did not apply to companies, to a shareholder whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflationary Adjustments) 1985, or to a person whose gains from selling or otherwise disposing of our securities were deemed to be business income.

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

Taxation of Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends (other than bonus shares or stock dividends) to Israeli individuals and foreign resident individuals and corporations we would be required to withhold income tax at the rate of 20% (25% if the shareholder holds 10% or more of the “means of control” of the company, as such term is defined by the law). If the income out of which the dividend is being paid is attributable to an Approved Enterprise under the Investment Law, the rate is 15%. A different rate may be provided for in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, then we are required to withhold income tax at a rate of 12.5% with respect to shareholders that are U.S. corporations and held at least 10% of our voting power in the 12 month period preceding the distribution of such dividends.

Residents of the United States will generally have taxes in Israel withheld at source. Such persons generally would be entitled to a credit or deduction for United States Federal income tax purposes for the amount of such taxes withheld, subject to limitations applicable to foreign tax credits.

Passive Foreign Investment Company Status under U.S. Federal Income Tax Law

In general, a non-U.S. corporation will be classified for U.S. tax purposes as a passive foreign investment company (hereafter also referred to as a “PFIC”) in any taxable year in which either (i) 75% or more of its gross income (including the pro rata gross income of any company (U.S. or foreign) in which it is considered to own 25% or more of the ordinary shares by value) for the taxable year is passive income, or (ii) at least 50% of the average value of all of its gross assets (including the pro rata fair market value of the assets of any company in which it is considered to own 25% or more of the ordinary shares by value) during the taxable year, calculated quarterly by value, produce, or are held for the production of, passive income. Passive income for these purposes includes items such as dividends, interest, royalties, rents and gains from commodities and securities transactions.

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

An excess distribution is subject to special tax rules. In most cases, only a portion of it is included in the gross income of the U.S. shareholder and taxed at normal rates. The remainder is never so included, but is used as the basis for calculating a “deferred tax amount”, which is simply added to the shareholder’s tax liability.

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

You may review a copy of our filings with the SEC, including any exhibits and schedules, at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov. These SEC filings are also available to the public on the Israel Securities Authority’s Magna website at www.magna.isa.gov.il and from commercial document retrieval services. The documents referred to in this document may be inspected at the Company’s offices, located at 8 Hanagar Street, Kfar Sava, Israel 44000.

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

Interest Rate Risk

At December 31, 2006 we did not have any short or long term interest bearing loans or debts, hence there was no exposure to interest rate risk.

Equity Price Risk

At December 31, 2006 we did not have any marketable securities which were recorded at a fair value, hence there was no exposure to equity price risk.

Foreign Currency Exchange Risk

At December 31, 2006 we had accounts receivable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $473,000. Market risk was estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the fair value of our accounts receivable would decrease by $43,000. At December 31, 2006 we had accounts payable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $2,945,000. Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such decrease in the Dollar exchange rate, the fair value of our accounts payable would increase by $327,000.

In 2006 there was a decrease of 8.21% in the Dollar exchange rate which resulted in an aggregate increase in the fair value of our assets of $77,000 and an aggregate increase in the fair value of our liabilities of $141,000.

As at December 31, 2006 we were not engaged in any hedging transactions.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.	CONTROLS AND PROCEDURES

        Our chief executive officer and chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2006, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that the information required in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Item 16.	Reserved

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Einat Domb-Har is our audit committee financial expert, and that Ms. Domb-Har is independent as such term is defined under the Nasdaq Capital Market listing requirements.

Item 16B.	CODE OF ETHICS

Our company has adopted a code of ethics, which applies to all of our employees, officers and directors, including our chief executive officer, our chief financial officer and our principal accountant. A copy of the code of ethics will be provided without charge to any person upon receipt of written request at our principal executive offices located at 8 Hanagar Street, Kfar Sava, Israel 44000.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional audit services rendered by Somekh Chaikin for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2006 and 2005, and fees billed for other services rendered by Somekh Chaikin, a member firm of KPMG International.

	2006	2005

Audit Fees(1)	$70,000	$43,000

Tax Fees(2)	$5,000	$16,000

(1)	Audit fees consist of fees for professional services rendered for the audit of the Company’s consolidated financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)	Tax services fees consist of compliance fees for the preparation of original and amended tax returns and claims for refunds.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III.

Item 17.	FINANCIAL STATEMENTS

Not applicable

Item 18.	FINANCIAL STATEMENTS

See pages F-1 to F-30.

Item 19.	EXHIBITS

1.1	Articles of Association, adopted on February 1, 1994, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001, and incorporated herein by reference (other than Article 122).

1.2	Article 122 of our Articles of Association as amended on January 7, 2004, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on June 30, 2004, and incorporated herein by reference.

4.1.	Lease between the Company and Yaakov Metzkin and Dov Segev, for premises in Kfar Sava, Israel, dated November 1, 1994, and amendment dated March 17, 2002, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission on June 27, 2002, and incorporated herein by reference. As this lease and the amendment are written in Hebrew, a summary of each was included in the Exhibit.

4.2	Lease between the Company and Ground A.S. Ltd., for manufacturing facility in Yokneam, Israel, dated June 27, 2000. As this lease is written in Hebrew, a summary was filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001. It is incorporated herein by reference.

4.3	Lease between Silicom Connectivity Solutions, Inc. and RAD Data Communications Inc., for space in Mahwah, New Jersey, dated as of September 1, 1997, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001, and incorporated herein by reference.

4.4	Sublease Agreement between Silicom Connectivity Solutions, Inc. and Radcom Equipmet, Inc., for space in Paramus, New Jersey, dated as of February 1, 2004, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on June 30, 2004, and incorporated herein by reference.

4.5	Addendum to Lease dated June 27, 2000, dated as of May 5, 2005, between the Company, Ground A.S. Ltd., Shaarei Haeer Investment Company Ltd. and Kanyon HaDrachim No. 1 Yokneam Ltd. filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2004, as filed with the Securities and Exchange Commission on May 31, 2005, and incorporated herein by reference. As this addendum is written in Hebrew, a translation was included in the Exhibit.

8.	List of subsidiaries, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001, and incorporated herein by reference.

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Opinion of McGladrey & Pullen, LLP, dated January 6, 2003, on the financial statements of Silicom Connectivity Solutions, Inc., for the two years ended December 31, 2001 and 2002, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on June 30, 2004, and incorporated herein by reference.

14.2	Opinion of McGladrey & Pullen, LLP, dated January 6, 2003, on the financial statements of Silicom Connectivity Solutions, Inc., for the year ended December 31, 2002 filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2004, as filed with the Securities and Exchange Commission on May 31, 2005, and incorporated herein by reference.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICOM LIMITED By: /s/ Shaike Orbach —————————————— Shaike Orbach Chief Executive Officer

May 30, 2007

Silicom Ltd.

and its Consolidated Subsidiary

Consolidated
Financial Statements

As at and for the year ended
December 31, 2006

Silicom Ltd. and its Consolidated Subsidiary

Consolidated Financial Statements as at December 31, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Silicom Ltd.

We have audited the accompanying consolidated balance sheets of Silicom Ltd. (the “Company”) and its subsidiary as of December 31, 2006 and 2005 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiary as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2R to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for share-based compensation upon adoption of Financial Accounting Standards Board Statement 123(R), “Share-Based Payment”.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
May 29, 2007

Silicom Ltd. and its Consolidated Subsidiary

Consolidated Balance Sheets as of December 31

		2005	2006
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	3	2,276	4,513
Marketable securities	4	-	1,009
Accounts receivable:
Trade, net		2,395	3,277
Other	5	444	301
Inventories	6	2,994	3,739
Deferred taxes	16H	-	46

Total current assets		8,109	12,885

Marketable securities	4	-	3,811

Assets held for employees' severance benefits		587	730

Property, plant and equipment, net	7	292	379

Other assets, net	8	57	48

Total assets		9,045	17,853

/s/ Avi Eizenman ——————————————	/s/ Shaike Orbach ——————————————	/s/ Eran Gilad ——————————————
Avi Eizenman Chairman of the Board of Directors	Shaike Orbach Chief Executive Officer	Eran Gilad Chief Financial Officer

Kfar-Saba, Israel
May 29, 2007

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Consolidated Subsidiary

Consolidated Balance Sheets as of December 31

		2005	2006
	Note	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Short-term bank credit	10	500	-
Trade accounts payable		2,020	2,481
Other accounts payable and accrued expenses	9	822	971

Total current liabilities		3,342	3,452

Long-term liability
Liability for employees' severance benefits	11	1,031	1,220

Total liabilities		4,373	4,672

Commitments and contingencies	12

Shareholders' equity	13
Ordinary shares, NIS 0.01 par value; 10,000,000 shares
authorized; 4,351,050 and 5,213,600 issued as at
December 31, 2005 and 2006, respectively;
4,336,079 and 5,198,629 outstanding as at
December 31, 2005 and 2006, respectively		14	16
Additional paid-in capital		5,950	11,858
Treasury shares (at cost) - 14,971 ordinary shares as at
December 31, 2005 and 2006		(38)	(38)
Retained earnings (accumulated deficit)		(1,254)	1,345

Total shareholders' equity		4,672	13,181

Total liabilities and shareholders' equity		9,045	17,853

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Consolidated Subsidiary

Consolidated Statements of Income for the Year Ended December 31

		2004	2005	2006
	Note	US$ thousands except for share and per share data

Sales	14	4,559	10,876	16,118
Cost of sales		2,999	6,507	9,827

Gross profit		1,560	4,369	6,291

Operating expenses
Research and development costs, gross		1,596	1,561	1,820
Less: grant participation	12A	(145)	(98)	-

Research and development costs, net		1,451	1,463	1,820

Selling and marketing expenses		718	903	1,105
General and administrative expenses		614	695	980

Total operating expenses		2,783	3,061	3,905

Operating income (loss)		(1,223)	1,308	2,386
Financial income (expenses), net	15	(17)	14	167

Income (loss) before income tax benefit		(1,240)	1,322	2,553

Income tax benefit	16	-	-	46

Net income (loss)		(1,240)	1,322	2,599

Income (loss) per share:
Basic income (loss) per ordinary share		(0.296)	0.311	0.506

Diluted income (loss) per ordinary share		(0.296)	0.303	0.487

Weighted average number of ordinary
shares used to compute basic income
(loss) per share (in thousands)		4,190	4,256	5,138

Weighted average number of ordinary
shares used to compute diluted income
(loss) per share (in thousands)		4,190	4,364	5,341

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Consolidated Subsidiary

Consolidated Statements of Changes in Shareholders' Equity

	Ordinary shares		Additional paid-in capital	Treasury shares	Retained earnings (accumulated deficit)	Total shareholders' equity
	Number of shares(1)	US$ thousands

Balance at January 1, 2004	4,111,829	14	5,537	(38)	(1,336)	4,177

Exercise of options	86,750	-	101	-	-	101
Net loss	-	-	-	-	(1,240)	(1,240)

Balance at December 31, 2004	4,198,579	14	5,638	(38)	(2,576)	3,038

Exercise of options	137,500	-	312	-	-	312
Net income	-	-	-	-	1,322	1,322

Balance at December 31, 2005	4,336,079	14	5,950	(38)	(1,254)	4,672

Exercise of options	62,550	-	202	-	-	202
Issuance of shares and
option certificates, net of
issuance cost	800,000	2	5,563	-	-	5,565
Share-based compensation	-	-	143	-	-	143
Net income	-	-	-	-	2,599	2,599

Balance at December 31, 2006	5,198,629	16	11,858	(38)	1,345	13,181

(1) Net of 14,971 shares held by the subsidiary

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Consolidated Subsidiary

Consolidated Statements of Cash Flows for the Year Ended December 31

	2004	2005	2006
	US$ thousands

Cash flows from operating activities
Net income (loss)	(1,240)	1,322	2,599

Adjustments required to reconcile net income (loss) to
net cash provided by (used in) operating activities:
Depreciation and amortization	147	149	179
Liability for employees' severance benefits, net	7	46	46
Income from marketable securities	(5)	(18)	(46)
Share-based compensation expense	-	-	143
Deferred taxes	-	-	(46)
Accounts receivable - trade	(113)	(1,654)	(882)
Accounts receivable - other	(47)	(116)	143
Inventories	(769)	(1,000)	(745)
Trade account payable	450	1,012	461
Other account payable and accrued expenses	34	300	149

Net cash provided by (used in) operating activities	(1,536)	41	2,001

Cash flows from investing activities
Purchases of property, plant and equipment	(92)	(200)	(257)
Proceeds from maturity of marketable securities	2,342	537	500
Purchases of marketable securities	(1,540)	-	(5,274)

Net cash provided by (used in) investing activities	710	337	(5,031)

Cash flows from financing activities
Short-term bank credit	-	500	(500)
Issuance of shares and option certificates, net of US$ 405
thousand of issuance cost	-	-	5,565
Exercise of options	101	312	202

Net cash provided by financing activities	101	812	5,267

Net increase (decrease) in cash and cash equivalents	(725)	1,190	2,237

Cash and cash equivalents at beginning of year	1,811	1,086	2,276

Cash and cash equivalents at end of year	1,086	2,276	4,513

Supplementary cash flow information
Cash paid during the year for:
Interest expenses	18	29	38

Taxes on income	18	15	17

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 1 – General

Silicom Ltd. is an Israeli corporation engaged in designing, manufacturing, marketing and supporting server networking solutions for manufacturers of storage systems, internet traffic management systems, security appliances and other manufacturers providing a variety of server-based systems (“Server Networking Products”). It also offers a broad range of its traditional PC cards, PCI cards and USB products.

In these financial statements the terms “Company” or “Silicom” refer to Silicom Ltd. and its wholly owned subsidiary, Silicom Connectivity Solutions, Inc., whereas the term “subsidiary” refers to Silicom Connectivity Solutions, Inc., a wholly owned subsidiary of Silicom Ltd.

Silicom markets its products directly, through (i) Original Equipment Manufacturers (“OEMs”) which sell the Company’s connectivity products under their own private labels or incorporate the Company’s products into their products, (ii) its US-based subsidiary and (iii) a worldwide network of independent distributors.

Most of the Company’s raw materials are readily available, but certain key components are currently available from only one source and others are available from a limited number of sources.

Note 2 – Significant Accounting Policies

The significant accounting policies, applied on a consistent basis, are as follows:

A.	Financial statements in US dollars

Substantially all sales of the Company are made outside of Israel (see Note 14A regarding geographical destination), in US dollars (“dollars”). Most purchases of materials and components, and most marketing costs are made or incurred outside Israel, primarily in dollars. Therefore, the functional currency of the Company is the dollar.

Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (SFAS) No. 52- “Foreign Currency Translations” of the Financial Accounting Standards Board of the United States (“FASB”).

All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of income (loss) when they arise.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

B.	Principles of consolidation

The consolidated financial statements have been prepared in accordance with principles generally accepted in the United States of America and include the accounts of Silicom Ltd. and its wholly- owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

C.	Estimates and assumptions

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting years. Actual results may vary from these estimates.

D.	Cash and cash equivalents

All highly liquid debt instruments with original maturities of three months or less from the date of purchase are considered to be cash equivalents.

E.	Marketable securities

Investments which the Company has the intent and ability to hold to maturity are classified as held-to-maturity investments as defined in SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” and are recorded at amortized cost adjusted for the amortization or accretion of premiums or discounts.

A decline in the market value of any held-to-maturity security below cost, that is deemed to be other than temporary, results in a reduction in carrying amount to fair value. The impairment is charged to the statement of income and a new carrying basis is established.

Interest income is accrued as earned. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method.

F.	Provision for doubtful accounts receivable

The provision for doubtful accounts receivable is calculated on the basis of specific identification of balances, the collection of which, in management’s opinion, is doubtful. In determining the adequacy of the provision, management bases its opinion on the estimated risk, in reliance on available information with respect to the debtor’s financial position and an evaluation of any collateral received.

As of December 31, 2005 and 2006, the provision for doubtful accounts receivable amounted to US$ 20 thousand.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

G.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the “average-cost” method.

The Company writes down obsolete or slow moving inventory to its market value.

H.	Assets held for employees’ severance benefits

Assets held for employees’ severance benefits represent contributions to severance pay funds and cash surrender value of life insurance policies that are recorded at their current redemption value.

I.	Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful life of the assets at the following annual rates:

%

Manufacturing and research and development equipment	20 - 33
Motor vehicles	15
Office furniture and equipment	6 - 20
Leasehold improvements	*

* Leasehold improvements are fully amortized.

J.	Other assets

Other assets consist of patents. The cost of patents is amortized by the straight-line method over the estimated useful lives of the respective assets. The remaining weighted average life of patents at December 31, 2006 is five years.

K.	Impairment or disposal of long-lived assets

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

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

L.	Revenue recognition

The Company recognizes revenue on sales when products are shipped, collectibility is reasonably assured, price is fixed and determinable, and the customer takes ownership and assumes risk of loss.

The Company routinely evaluates its products for inclusion of any embedded software that is more than incidental thereby requiring consideration of AICPA Statement of Position 97-2, “Software Revenue Recognition”. Based on such evaluation, the Company has concluded for all reported periods that none of its products have such embedded software.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from revenues in the consolidated statements of income.

M.	Research and development costs

Research and development costs are expensed as incurred.

N.	Royalty bearing participations

Royalty bearing participations from the Government of Israel for funding research and development activities are recognized at the time the Company is entitled to such grants based on the related cost incurred. See also Note 12A.

Royalty expenses are recognized pursuant to sale of related products and are classified as cost of sales.

O.	Allowance for product warranty

The Company grants service warranties related to certain products to end-users. The Company estimates its obligation for such warranties to be immaterial on the basis of historical experience. Accordingly, these financial statements do not include an accrual for warranty obligations.

P.	Treasury shares

Treasury shares are recorded at cost and presented as a reduction of shareholders’ equity.

Q.	Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109 “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that include the enactment date. The Company provides a valuation allowance to reduce deferred tax assets to the extent it believes it is more likely than not that such benefits will not be realized.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

R.	Share-based compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (“Statement 123R”). This Statement requires compensation cost relating to share-based payments to be recognized in the financial statements and measured based on grant date fair value of the award. Under the fair value method, the estimated fair value of awards is recognized on a straight-line basis over the requisite service period, which is generally the vesting period. The Company elected the modified-prospective transition method and therefore prior periods were not restated. Under the modified-prospective transition method, compensation costs recognized in 2006 include also compensation costs for all share-based payments granted prior to, but not yet vested, as of January 1, 2006.

The effect of the implementation of SFAS 123R was to increase expenses by US$ 143 thousand, which changed income before taxes on income and net income to the year by the same amount, the basic and diluted income per share effect was a decrease of US$ 0.03.

Prior to January 1, 2006, the Company has followed SFAS No. 123, “Accounting for Stock-Based Compensation” (“Statement 123”) which permitted entities to recognize as an expense over the vesting period, the fair value on the date of grant of all stock-based awards. Alternatively, Statement 123 allowed entities to continue to apply the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB Opinion No. 25”) and related interpretations and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value based method defined in Statement 123 had been applied.

The Company elected to apply the intrinsic value-based method prescribed in APB Opinion No. 25 for its stock compensation to employees and directors and provide the pro forma disclosure provisions of Statement 123, as amended by Statement 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of Statement No. 123".

As such, the Company computed and recorded compensation expense for grants whose terms were fixed with respect to the number of shares and option price only if the market price on the date of grant exceeded the exercise price of the stock option. The compensation cost for the fixed plans was recorded over the period the employee performs the service to which the stock compensation relates.

The following table shows the effect on net income (loss) per ordinary share as if the Company had applied the fair value recognition provisions of Statement 123:

	Year ended December 31
	2004	2005
	US$ thousands

Net income (loss), as reported	(1,240)	1,322
Add: share-based compensation expense under intrinsic value method	-	-
Deduct: share-based compensation expense under fair value method	(190)	(155)

Pro forma income (loss)	(1,430)	1,167

Basic net income (loss) per ordinary share (US$):
As reported	(0.296)	0.311

Pro forma	(0.341)	0.274

Diluted net income (loss) per ordinary share (US$):
As reported	(0.296)	0.303

Pro forma	(0.341)	0.267

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

S.	Income (loss) per share

Basic and diluted income (loss) per ordinary share is presented in conformity with SFAS No. 128, “Earnings Per Share”, for all years presented. Basic income (loss) per ordinary share is calculated by dividing the net income (loss) attributable to ordinary shares, by the weighted average number of ordinary shares outstanding. Diluted income (loss) per ordinary share calculation is similar to Basic Earnings Per Share except that the weighed average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares from options and option certificates had been exercised.

The following table summarizes information related to the computation of basic and diluted income (loss) per ordinary share for the years indicated.

	Year ended December 31
	2004	2005	2006

Net income (loss) attributable to ordinary shares
(US$ thousands)	(1,240)	1,322	2,599

Weighted average number of ordinary shares outstanding
used in basic income (loss) per ordinary share calculation	4,190,000	4,255,979	5,138,172

Add assumed exercise of outstanding dilutive potential
ordinary shares	-	108,415	203,815

Weighted average number of ordinary shares outstanding
used in diluted income (loss) per ordinary share calculation	4,190,000	4,364,394	5,341,987

Basic income (loss) per ordinary shares (US$)	(0.296)	0.311	0.506

Diluted income (loss) per ordinary shares (US$)	(0.296)	0.303	0.487

Number of options and option certificates excluded
from the diluted earnings per share calculation
because of anti-dilutive effect	728,500	146,700	400,000

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

T.	Recent accounting pronouncements

1.	In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”) “Accounting for Uncertain Tax Positions – An Interpretation of FASB Statement No. 109", which clarifies the accounting for uncertainty in income taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal year beginning after December 15, 2006. The Company is currently evaluating the effect that the application of FIN 48 will have on its results of operations and financial condition.

2.	In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements (SFAS 157). SFAS 157 establishes a framework for the measurement of fair value, and expands disclosures about fair value measurements. The changes in current practice resulting from the application of the statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value remeasurement. The statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not believe that the adoption of the provisions of SFAS 157 will have a material impact on its consolidated financial position and results of operations.

3.	In February 2007, the FASB issued FASB Statement No 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments at fair value. The statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the FASB’s long-term objectives for financial instruments. This statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently reviewing this new standard to determine its effects, if any, on its results of operations or financial position

U.	Reclassifications

Certain prior year amounts have been reclassified to the current year presentation. Such reclassifications did not have any impact on the Company’s shareholders’ equity or net income.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 3 – Cash and Cash Equivalents

	December 31
	2005	2006
	US$ thousands

Cash	895	1,772
Cash equivalents *	1,381	2,741

	2,276	4,513

*	Cash deposits in bank as at December 31, 2005 and 2006 carrying interest of 3.5% and 5.04%, respectively.

Note 4 – Marketable Securities

As at December 31, 2006, investment securities consist of corporate debt securities (“the Bonds”), which the Company classified as “held-to-maturity”.

The amortized cost, gross unrealized losses and fair value of the Bonds by major interest type were as follows:

	December 31, 2006
	Amortized cost	Gross unrealized holding losses	Fair value
	US$ thousands

Up to 5%	2,987	(38)	2,949
5.01% - 6%	1,833	(30)	1,803

	4,820	(68)	4,752

Maturities of the Bonds at December 31, 2006 are as follows:

	Amortized cost	Fair value
	US$ thousands

Current maturities	1,009	995
Due after one year through three years	3,811	3,757

	4,820	4,752

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 5 – Accounts Receivable – Other

	December 31
	2005	2006
	US$ thousands

Government of Israel	171	213
Prepaid expenses	18	18
Income receivable	228	13
Advanced to suppliers	4	24
Sundry	23	33

	444	301

Note 6 – Inventories

	December 31
	2005	2006
	US$ thousands

Raw materials and components	1,401	1,265
Products in process	1,566	2,397
Finished products	27	77

	2,994	3,739

Note 7 – Property, Plant and Equipment, Net

	December 31
	2005	2006
	US$ thousands

Manufacturing and research and development equipment	1,421	1,676
Motor vehicles	46	46
Office furniture and equipment	239	241
Leasehold improvements	151	151

Property, plant and equipment	1,857	2,114

Accumulated depreciation	(1,565)	(1,735)

	292	379

Depreciation expense for the years ended December 31, 2004, 2005 and 2006 was US$138 thousand, US$140 thousand and US$170 thousand, respectively.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 8 – Other Assets, Net

	December 31
	2005	2006
	US$ thousands

License fee for patent costs	150	150
Accumulated amortization	(93)	(102)

	57	48

Amortization expense for each of the years ended December 31, 2004, 2005 and 2006 was US$ 9 thousand. Estimated amortization expense for each of the next five years is US$ 9 thousand per year.

Note 9 – Other Accounts Payable and Accrued Expenses

	December 31
	2005	2006
	US$ thousands

Employees and employee institutions	339	490
Provision for vacation pay	237	245
Royalty payable	73	1
Sundry	173	235

	822	971

Note 10 – Short-term Bank Credit

1.	In December 2005 the Company received a bank loan in the amount of $500 thousand bearing annual interest of LIBOR + 1.6%, payable in one installment in November 2006. In connection with this loan the Company registered a floating charge on all of its assets in favor of the bank and a fixed charge in favor of the bank on all of its share capital not yet issued.

On February 2006, the loan was repaid and all charges and undertakings were removed.

2.	The Company has one line of credit provided to it by Bank Hapoalim (approximately US$ 142 thousand). The Bank Hapoalim is allowed to cancel or change the line of credit with no notice.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 11 – Liabilities for Employees’ Severance Benefits

A.	Under Israeli law and labor agreements, Silicom is required to make severance payments to retired or dismissed employees and to employees leaving employment in certain other circumstances.

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

B.	The expenses recorded in respect of the provision for employee severance payments for the years ended December 31, 2004, 2005 and 2006 were $62 thousand, $74 thousand and $189 thousand, respectively.

Note 12 – Commitments and Contingencies

A.	Royalty commitments

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

The Company’s total outstanding contingencies in respect of royalty-bearing participations received or accrued, net of royalties paid or accrued before interest, amounted to approximately US$ 3,003 thousand as at December 31, 2006 (US$ 3,084 thousand as of December 31, 2005).

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 12 – Commitments and Contingencies (cont’d)

B.	Lease commitments

The premises and facilities occupied by the Company are leased under various operating lease agreements. Furthermore, the Company has entered into several operating lease agreements for motor vehicles in Israel.

The agreements are in local currencies or linked to the dollar or to the Israeli Consumer Price Index. The minimum future rental payments under the above leases at exchange rates in effect on December 31, 2006 are as follows:

Year ended December 31	US$ thousands

2007	218
2008	103
2009	36

Rental expenses under the lease agreements for each of the years ended December 31, 2004 and 2005 were US$ 136 thousand and US$ 142 thousand for the year ended December 31, 2006.

C.	Bank guarantee

The Company has provided a bank guarantee to the third party in respect of certain future rental payments in the amount of US$ 32 thousand. The guarantees provided for one year and is renewed each year according to the contract terms and conditions. The guarantee may be exercised by the third party subject to the terms in the contract between the Company and the third party.

Note 13 – Shareholders’ Equity

A.	Share capital and option certificates

The Company’s shares are traded in the United States on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) capital market, since February 1994.

On January 25, 2006, the Company completed a public offering of ordinary shares and option certificates (Series 1) in Israel on the Tel-Aviv Stock Exchange. The Company issued a total of 10,000 units at a price of NIS 2,771.20 (approximately US$ 600) per unit, with each unit comprising 80 shares and 40 option certificates. Each option certificate is exercisable into one ordinary share until January 31, 2008 at an exercise price per share of NIS 39.84 (equivalent to US$ 8.64) calculated on the date on the exercise of such option certificate. Net proceeds to the Company from the offering were approximately US$ 5.6 million at the time of the sale, net of US$ 405 thousand of issuance costs. Any exercise of option certificates in the future would contribute additional proceeds to the Company. Neither the shares, option certificates nor the shares issuable upon exercise of option certificates have been registered under the U.S. Securities Act of 1933, as amended.

As of December 31, 2006, there were no option certificates exercised into shares. See Note 19.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 13 – Shareholders’ Equity (cont’d)

B.	Stock options

1.	In 1993 the Board of Directors of Silicom adopted a share option plan (the “Share Option Plan”) covering up to 88,676 options at a conversion rate of 1 : 1, to be granted to certain of its employees and consultants. In June 1997 the Board of Directors of Silicom expanded the number of options covered by this plan by 211,324 options to 300,000 options. In April 2002, the Board of Directors expanded the number of options covered by this plan by 200,000 options to 500,000 options. The shared Option Plan is administered by the Board of Directors, which designates the options and dates of grant. The price of shares to be issued under this plan is equal to the market price of Silicom shares on the date upon which the options were granted. The options are for a 10-year term and are non-assignable except by the laws of succession.

2.	In 1994 the Board of Directors of Silicom approved a Directors Share Incentive Option Plan (1994) (the “Directors Plan”) covering up to 200,000 options at a conversion rate of 1:1.

In June 1999, the Board of Directors of Silicom expanded the number of options covered by this plan by 120,000 options to 320,000 options.

In January 2002, the Board of Directors of Silicom expanded again the number of options covered by this plan by 180,000 options to 500,000 options.

The exercise price of the options to be issued to the directors under the Directors Plan is equal to the market price of Silicom shares on the dates upon which the options were granted.

3.	In October 2000, the Board of Directors of Silicom adopted the Silicom Ltd. US Share Option Plan (2000) (the “US Plan”). The US Plan provides that options may be granted to any officer, consultants and certain other present and future employees and directors of Silicom and its subsidiary. Under the terms of the US Plan, up to a maximum of 200,000 ordinary shares of Silicom are reserved for issuance, subject to certain adjustments. The exercise price of the options granted under the US Plan shall be not less than 100 percent (or, in the case of a grant to a holder of more than 10% of Silicom’s outstanding shares, 110 percent) of the fair market value of the ordinary shares subject to the option on the date the option is granted. The vesting period of the options is subject to the discretion of the Board. The term of the option shall not exceed 10 years from the date that the option was granted (or five years, in the case of optionees who hold more than 10% of Silicom’s outstanding shares).

4.	On July 21, 2004, the Board resolved, subject to shareholder approval that was given on December 30, 2004, to adopt the Share Option Plan (2004) (the “2004 Plan”) and to cancel any authorized share capital of the Company that had been previously reserved and unexercised under the 1993 and 1994 plans, which was not then allocated under such plans or which would become unallocated from time to time as outstanding options expire or are forfeited collectively (the “Cancelled Reserve”). At July 21, 2004, the Cancelled Reserve consisted of 282,750 authorized Ordinary Shares of the Company.

The 2004 Plan, covering up to 282,750 options at a conversion rate of 1:1 was available to be granted to Israeli employees and directors. The vesting period of the options and the price of shares to be issued to the employees and directors under the 2004 Plan is subject to the shareholders approval. The term of the options shall not exceed 10 years from the date that the option was granted.

5.	No options have been granted other than to employees and directors.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 13 – Shareholders’ Equity (cont’d)

B.	Stock options (cont’d)

6.	Awards granted to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the awards of the ordinary shares issued upon their exercise must be deposited with a trustee following the date of the grant. Under Section 102, any tax payable by an employee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares by the trustee to the employee or upon the sale of the awards or ordinary shares.

The fair value for option grants is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2005 and 2004, as no options were granted during 2006.

	2004		2005

Risk-free interest rate (1)	3.5%		3.6%
Dividend yield	0.0%		0.0%
Average expected volatility (2)	103.30%		109.66%
Weighted average expected life	4 year	s	3 year	s

(1)	Risk-free interest rate represents risk free US$ zero- coupon Government Bonds
(2)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.

The following table summarizes information regarding stock options as at December 31, 2006:

	Options outstanding		Options exercisable
	Number of options	Weighted average remaining contractual life (in years)	Number of options	Weighted average remaining contractual life (in years)
Exercise price US$

0.90	2,550	5.07	2,550	5.07
2.25 - 2.53	232,100	7.11	211,700	7.02
3.19 - 5.75	143,300	3.90	136,700	3.68

	377,950		350,950

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 13 – Shareholders’ Equity (cont’d)

B.	Stock options (cont’d)

The stock option activity under the abovementioned plans is as follows:

	Number of options	Weighted average exercise price	Weighted average grant date fair value
		US$	US$

Balance at January 1, 2004	767,750
Granted	240,500	2.53	1.82
Forfeited	(193,000)	0.55 - 2.50	2.95
Exercised	(86,750)	1.17	0.60

Balance at December 31, 2004	728,500
Granted	20,000	3.19	2.16
Forfeited	(159,000)	2.53 - 5.75	3.11
Exercised	(137,500)	2.28	1.07

Balance at December 31, 2005	452,000
Granted	-	-	-
Forfeited	(11,500)	2.50	2.06
Exercised	(62,550)	3.22	2.75

Balance at December 31, 2006	377,950

The intrinsic value of the options at the date of grant is zero.

During 2006, the Company recorded share-based compensation expenses. The following summarizes the allocation of the stock-based compensation expenses:

Year ended December 31 2006
US$ thousands

Cost of sales	4
Research and development costs	36
Selling and marketing expenses	20
General and administrative expenses	83

143

As at December 31, 2006, there was approximately US$ 57 thousand of unrecognized compensation costs related to non-vested options to be recognized over a weighted average period of 1.21 years. The total grant date fair value of options vested during the year ended December 31, 2006, was US$ 169 thousand.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 14 – Sales

A.	Information on sales by geographic distribution:

Sales are attributed to geographic distribution based on the location of the customer.

	Year ended December 31
	2004	2005	2006
	US$ thousands

Israel	229	929	915
United States	3,829	8,337	11,550
Europe	295	542	1,063
Rest of the world	206	1,068	2,590

	4,559	10,876	16,118

B.	Sales to single customers exceeding 10% of sales:

Customer "A"	1,522	*	*
Customer "B"	807	1,229	*
Customer "C"	*	1,072	*
Customer "D"	*	2,065	3,156

*	Less than 10% of sales.

Note 15 – Financial Income (expenses), Net

	Year ended December 31
	2004	2005	2006
	US$ thousands

Interest income	27	35	313
Exchange rate differences, net	(21)	8	(108)
Interest expenses on borrowings and bank charges	(23)	(29)	(38)

	(17)	14	167

Note 16 – Taxes on Income

A.	Measurement of results for tax purposes under the Israeli Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) – 1986

As a “foreign invested company” (as defined in the Israeli Law for the Encouragement of Capital Investments – 1959), the Company’s management has elected to apply Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) – 1986 from January 1, 2002. Accordingly, its taxable income or loss is calculated in US Dollars.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 16 – Taxes on Income (cont’d)

B.	Israel tax reform

1.	During 2003, tax reform legislation was enacted with effect from January 1, 2003, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. From such date, an Israeli resident taxpayer will be taxed on income produced and derived both in and out of Israel.

2.	On July 25, 2005 the Israeli Parliament passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) – 2005 (hereinafter – Amendment 147). The Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 – 31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter the “Law”)

1.	Rates

a.	The Company has been granted for its first investment program an “Approved Enterprise” status under the Law. For this program, the Company has elected to be taxed under the alternative benefits method, whereby the Company waives grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from the first investment program was tax-exempt until 1997.

b.	The Company’s program for expansion of its approved enterprise in Yokneam was approved in September 1995. As the Company has elected to apply the alternative benefits method for this program, the Company is entitled to a tax exemption with respect to the additional income derived from that expansion for ten years. In June 1995 the Israeli tax authorities and the Company have agreed that for the purpose of determining the Company’s tax liability, the Company’s income will be allocated to its manufacturing plant and to its research and development center, according to a formula based on the net costs plus royalties of the research and development center and the Company’s profitability. Tax exemption of the manufacturing plant expired in 2006, tax benefits allocated to the research and development center expired in 2004.

The final report as to the completion of investments under this program was final approved by the Investment Center in October 2001.

c.	In the event of distribution by the Company of cash dividends out of retained earnings which were tax exempt due to the “Approved Enterprise” status, the Company would be subject to a 25% corporate tax on the amount distributed, and a further 15% withholding tax would be deducted from the amounts distributed to the recipients.

d.	Should the Company derive income from sources other than the “Approved Enterprise” during the relevant period of benefits, such income will be taxable at regular corporate tax rates.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 16 – Taxes on Income (cont’d)

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter the “Law”) (cont’d)

2.	Accelerated depreciation

The Company is entitled to claim accelerated depreciation for a period of five years in respect of property, plant and equipment of an “Approved Enterprise”. The Company has not utilized this benefit to date.

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

4.	Changes to the law:

On March 30, 2005, the Israeli Parliament approved a reform of the above Law. The primary changes are as follows:

(a)	Companies that meet the criteria of the Alternate Path of tax benefits will receive those benefits without prior approval. In addition, there will be no requirement to file reports with the Investment Center. Audits will take place via the Israeli Income Tax Authorities as part of the tax audits. The Company will be required to notify the Israeli Tax Authority regarding the implementation of the Alternate Path of tax benefits. Request for pre-ruling is possible.

(b)	Tax benefits of the Alternate Path include lower tax rates or no tax depending on area and the path chosen, lower tax rates on dividends and accelerated depreciation.

(c)	In order to receive benefits in the Grant Path or the Alternate Path, the Industrial enterprise must contribute to the economic independence of the Country’s economy in one of the following ways:

1.	Its primary activity is in the Biotechnology or Nanotechnology fields and pre-approval is received from the head of research and development at the Office of the Chief Scientist;

2.	Its revenue from a specific country is not greater than 75% of its total revenues that year;

3.	25% or more of its revenues are derived from a specific market of at least 12 million residents.

(d)	Upon the establishment of an enterprise, an investment of at least NIS 300 thousand in production machinery and equipment within three years is required.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 16 – Taxes on Income (cont’d)

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter the “Law”) (cont’d)

(e)	For an expansion, a company is required to invest within three years the higher of NIS 300 thousand in production machinery and equipment or a certain percentage of its existing production machinery and equipment.

The amendments to the Law do not retroactively apply for investment programs having an Approved Enterprise approval certificate from the Investment Center issued up to December 31, 2004. Therefore, the amendments do not impact an existing Approved Enterprise which received written approval. The new tax regime shall apply for a new Approved Enterprise and for an Approved Enterprise expansion for which the elected year is 2004.

In respect to the abovementioned changes to the law, Silicom selected the tax year of 2004, as the year of election, from which the period of benefits under the investment law are to commence, by notifying the Israeli Tax Authority.

D.	Tax benefits under the Israeli Law for Encouragement of Industry (Taxes), 1969

The Company considers that it currently qualifies as an “Industrial Company” under the above Law. As such it is entitled to certain tax benefits, mainly the right to deduct share issuance costs for tax purposes in the event of a public offering over three years, and to deduct purchases of know-how and patents over an eight-year period for tax purposes.

E.	Tax assessments and carryforward tax losses

Silicom Ltd. received final tax assessments for all years up to and including the tax year ended December 31, 2001.

Silicom Ltd.‘s carryforward tax losses are approximately $538 thousand as of December 31, 2006 and can be carried forward indefinitely.

F.	Taxation of the subsidiary

At December 31, 2006, the subsidiary had approximately $568 thousand net operating loss carryforwards for US federal income tax reporting purposes expiring through 2024. At December 31, 2006, the subsidiary had approximately $433 thousand net operating loss carryforwards for state income tax reporting purposes expiring through 2012.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 16 – Taxes on Income (cont’d)

G.	Income (loss) before taxes and tax expenses (benefit) included in the statements of income

	Year ended December 31
	2004	2005	2006
	US$ thousands

Income (loss) before taxes on income:
Israel	(1,211)	1,305	2,542
Foreign jurisdiction	(29)	17	11

	(1,240)	1,322	2,553

Taxes on income
Deferred taxes:
Israel	-	-	(42)
Foreign jurisdiction	-	-	(4)

Income tax benefit	-	-	(46)

H.	Deferred income taxes

1.	Most of Silicom’s income is tax exempt due to the “Approved Enterprise” status granted to its production facilities. Silicom has decided to permanently reinvest the amount of the said tax-exempt income, and not to distribute such income as dividends.

2.	Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. The components of deferred tax assets and liabilities are as follows:

	December 31 2005	December 31 2006
	US$ thousands	US$ thousands

Employees' rights liabilities	185	130
Allowance for doubtful debts	6	1
Research and development costs	367	50
Carryforward losses	1,123	248

	1,681	429
Less: valuation allowance	(1,681)	(383)

Deferred income tax assets	-	46

The net change in valuation allowance for the years ended December 31, 2004, 2005 and 2006 was an increase of US$ 50 thousand, and a decrease of US$ 605 thousand and US$ 1,298 thousand, respectively.

The Company has recognized a valuation allowance to reduce deferred tax assets to the extent it is more likely than not that such benefits will not be realized.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 16 – Taxes on Income (cont’d)

I.	Reconciliation of the statutory tax expense (benefits) to actual taxes on income

	Year ended December 31
	2004	2005	2006
	US$ thousands

Income (loss) before taxes on income, as reported
in the statements of income	(1,240)	1,322	2,553

Primary statutory tax rate	35%	34%	31%

Statutory tax on the above amount	(434)	449	791

Increase (decrease) in taxes resulting from
permanent differences:
Non-deductible operating expenses	9	11	13
Share-based compensation	-	-	44
Change in valuation allowance during the year	50	(605)	(1,298)
Effect of approved enterprise tax rate	-	-	359
Other	375	145	45

Income tax benefit	-	-	(46)

Note 17 – Financial Instruments and Risk Management

A.	Concentrations of credit risk

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

Note 17 – Financial Instruments and Risk Management

B.	Concentrations of business risk (cont’d)

The Company’s OEMs, distributors and resellers are not within the Company’s control. They are not obligated to purchase products from the Company and may represent other lines of products. A reduction in sales effort or discontinuance of sales of products by OEMs, distributors and resellers could lead to reduced sales and could materially adversely affect our operating results. Use of distributors and OEMs also entails the risk that distributors or OEMs will build up inventories in anticipation of growth. If such growth does not occur as anticipated, these distributors or OEMs may substantially decrease the amount of products ordered in subsequent quarters, discontinue product orders or even attempt to return unsold products (although the Company’s standard agreements do not allow return of products). The distribution industry has been characterized by rapid change, including consolidations and financial difficulties of distributors and the emergence of alternative distribution channels. In addition, an increasing number of companies are competing for access to these channels. The loss or ineffectiveness of any of the major distributors or OEMs could have a material adverse effect on the operating results. The Company believes that no termination of a single distributor is likely to have a material adverse effect. However, the termination or loss of several distributors at approximately the same time might have a temporary material adverse effect.

Note 18 – Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, investment securities, trade and other receivables, assets held for severance benefits and trade accounts payable. The carrying amounts of these financial instruments, except for marketable securities, approximate fair value because of the short maturity of these investments.

The fair value of marketable securities is presented in Note 4 to these consolidated financial statements.

Note 19 – Subsequent Events

A.	As of April 30, 2007, approximately 230 thousand option certificates (Series 1) were exercised. As a result, net proceeds to the Company were approximately US$ 2 million.

B.	In May 2007, the Company conducted a private placement, pursuant to which the Company issued to certain accredited investors and qualified institutional purchasers 875,000 ordinary shares at a purchase price of $20.50 per share and warrants to purchase up to 218,750 ordinary shares at an exercise price of $28.25 per share. The warrants issued to investors will expire three years from the date of effectiveness of the registration statement. The Company undertook to file with the U.S. Securities and Exchange Commission, covering the resale of the shares issued in the private placement and the shares issuable upon exercise of the warrants. Net proceeds from the private placement were approximately $16.7 million, net of $1.2 million of issuance costs. In addition, the Company issued to the placement agents warrants to purchase up to an aggregate of 10,937 ordinary shares on the same terms as the warrants issued to the investors.