Form 20-F
period 2007-12-31
SILICOM LTD
filed 2008-03-26
CIK 916793

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report................

For the transition period from _____________ to ____________

Commission File number: 000-23288

SILICOM LTD.
(Exact name of Registrant as specified in its charter and as translated into English)

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

6,570,876

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

Large accelerated filer ☐    Accelerated filer ☒    Non-accelerated filer ☐

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

Selected Financial Data

The selected data presented below under the captions “Consolidated Statements of Operations Data” and “Consolidated Balance Sheets Data” for and as of the end of each of the years in the five-year period ended December 31, 2007, are derived from our audited consolidated financial statements. The consolidated financial statements as of December 31, 2007, and for each of the years in the three-year period ended December 31, 2007, and the reports thereon, are included elsewhere in this annual report. The selected data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto, which are set forth in Item 18 – “Financial Statements” and the other financial information appearing elsewhere in this annual report.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

	Year Ended December 31 In US$ Thousands
	2003	2004	2005	2006	2007

Sales	$3,725	$4,559	$10,876	$16,118	$26,784
Cost of sales	2,160	2,999	6,507	9,827	16,094

Gross profit	1,565	1,560	4,369	6,291	10,690

Research and development
costs, gross	1,647	1,596	1,561	1,820	2,208
(Less) grant participation	(150)	(145)	(98)	--	--

Research and development
costs, net	1,497	1,451	1,463	1,820	2,208
Selling and marketing expenses	1,006	718	903	1,105	1,537
General and administrative
expenses	598	614	695	980	1,189

Total operating expenses	3,101	2,783	3,061	3,905	4,934

Operating income (loss)	(1,536)	(1,223)	1,308	2,386	5,756

Financial income (expenses), net	27	(17)	14	167	956

Income (loss) before taxes on income	(1,509)	(1,240)	1,322	2,553	6,712

Taxes on income	-	-	-	(46)	432

Net income (loss)(1)	(1,509)	(1,240)	1,322	2,599	6,280

Income (loss) per share
Basic income (loss) per
ordinary share	$(0.37)	$(0.30)	$0.31	$0.51	$1.03

Diluted income (loss) per
ordinary share	$(0.37)	$(0.30)	$0.30	$0.49	$1.00

Weighted average number of
ordinary shares used to
compute basic income (loss)
per share (in thousands)	4,112	4,190	4,256	5,138	6,122

Weighted average number of
ordinary shares used to
compute diluted income (loss)
per share (in thousands)	4,112	4,190	4,364	5,341	6,309

(1) Net income is after deduction of taxes on income, which have been reduced by virtue of tax benefits to which the Company is entitled in its capacity as an “Approved Enterprise” under Israeli law. As such, the Company was not required to pay full income tax for a period of up to seven years ending in 1997 and also for ten years ending in 2006. The Company selected the 2004 tax year and the 2006 tax year as its Year of Election, from which the period of benefits under the Investment Law are to commence. See Note 15C to the Financial Statements and “Item 10” – Additional Information – Taxation.”

	AS OF DECEMBER 31, IN US$ THOUSANDS, EXCEPT PER SHARE DATA
	2003	2004	2005	2006	2007

Consolidated Balance Sheets Data:
Total assets	$6,118	$5,525	$9,045	$17,853	$45,642
Total current liabilities	$1,046	$1,530	$3,342	$3,452	$4,712
Long-term liability	$895	$957	$1,031	$1,220	$1,596
Shareholders' equity	$4,177	$3,038	$4,672	$13,181	$39,334
Capital stock	$14	$14	$14	$16	$20
Number of ordinary shares issued (1)	4,126,800	4,213,550	4,351,050	5,213,600	6,585,847

(1) Including 14,971 held by our subsidiary.

The table below sets forth the high and low NIS to U.S. Dollar exchange rates for each period, as published by the Bank of Israel:

	HIGH	LOW

February 2008	3.655	3.578
January 2008	3.861	3.625
December 2007	4.008	3.841
November 2007	3.969	3.83
October 2007	4.047	3.966
September 2007	4.137	4.013

The table below sets forth, for the five more recent full financial years, the average NIS to U.S. Dollar exchange rates for each period, calculated by using the average of the exchange rates on the last day of each month for each period, as published by the Bank of Israel:

2007	4.085
2006	4.442
2005	4.503
2004	4.483
2003	4.512

The NIS to U.S. Dollar exchange rate on February 29, 2008, as published by the Bank of Israel, was NIS 3.635.

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

Our current business is based almost in its entirety on our Multi-Port Gigabit-Ethernet Server Adapter product line and the majority of our revenue is generated from such product line. We expect that in the foreseeable future we will continue to be dependent on this line of products for most of our revenue due the nature of our business. We also sell legacy products, however, the volume of sales of legacy products and the revenues generated from such sales is very low and is diminishing. Although we sold legacy products throughout 2007 and in the first months of 2008, we believe that the contribution of such products to our revenues in the foreseeable future will be negligible. We cannot assure you that revenue generated from our Multi-Port Gigabit-Ethernet Server Adapters will reach or exceed historical levels in any future period. A decrease in the price of, or demand for, any of these products, or a significant increase in our costs of manufacturing them could have a material adverse effect on our business, results of operations and financial condition.

Increased demand for products with characteristics similar to our products may cause manufacturers to integrate such characteristics into server motherboards, eliminating the need for our add-on products.

Our main products are add-on adapters that are added to existing servers in order to improve their functionality. If demand for such improved functionality increases significantly, server manufacturers may begin incorporating such functionality as a part of the basic design of their servers, thereby eliminating the need to achieve such functionality through add-on adapters. In the past we suffered from a similar trend with respect to our legacy products. We cannot assure you that a similar trend will not occur in connection with our add-on adapters. Such a trend would have a material adverse effect on our business, results of operations and financial condition.

Significant growth in markets demanding functionality similar to the functionality offered by our products may increase the market share of appliances that already have such functionality in-built, eliminating the need for our add-on products.

Our main products are add-on adapters that are added to existing servers in order to improve their functionality. If the demand for functionality similar to the functionality of our add-on adaptors continues to grow significantly, the market share of special purpose appliances that already have such functionality in-built may increase, consequently reducing the market share of solutions based on servers with add-on adaptors. A reduction in the market share of solutions based on servers with add-on adaptors, could, in turn, reduce the demand for our add-on adaptors. We cannot assure you that such a trend will not occur. Such a trend would have a material adverse effect on our business, results of operations and financial condition.

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

Our Multi-Port Gigabit-Ethernet Server Networking Adapters including our Bypass Adapters which are sold mainly to OEMs, are characterized by long sales cycles.

We sell our Multi-Port Gigabit-Ethernet Server Networking Adapters (including our Bypass Adapters) mainly to original equipment manufacturers, or OEMs. The decision making process of our OEM customers includes several time consuming processes, resulting from the critical importance of our products in their systems: They need to define the required configuration of their server system/appliance, derive the need and type of adapters, evaluate adapters, intensively test and qualify adapters and then (or in parallel) negotiate the terms for a purchase. It may therefore take 12 months or more from the time we first contact a prospective customer before such customer implements our cards in its system constituting what is known as a Design Win. Additionally, once a Design Win is secured, our sales of these products typically involve significant capital investment decisions by prospective end customers, as well as a significant amount of time to educate such end customers as to the benefits of systems and appliances that include our products. As a result, before purchasing systems and appliances which include our products (and consequently facilitating sales of our products), companies spend a substantial amount of time performing internal reviews and obtaining capital expenditure approvals, consequently lengthening the period of time required for a Design Win to mature into consistent sales. These long sales cycles make it difficult to predict when and to what extent discussions with potential customers will materialize into sales and could cause our revenue and operating results to fluctuate widely from period to period. In addition, our allocation of significant resources to potential sales opportunities that do not materialize into sales could have a material adverse effect on our business, results of operations and financial condition.

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

Our sales and marketing strategy is to develop and maintain strategic relationships with leading OEMs in the servers industry and server-based systems industry, which integrate our products into their systems. These OEMs are not within our control, are not obligated to purchase our products, and may select other products that may compete with our lines of products. A reduction in their sales efforts or discontinuance of sales of our products by our OEMs could lead to reduced sales and could materially adversely affect our operating results. Use of OEMs also entails the risk that they will build up inventories in anticipation of a growth in sales. If such growth does not occur as anticipated, such OEMs may substantially decrease the amount of products ordered in subsequent quarters or discontinue product orders. The termination or loss of one of our key OEMs or several OEMs at approximately the same time, without being able to compensate this loss with sales to other new OEM customers might have a material adverse effect.

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

The markets for our products are characterized by rapidly changing technology and evolving industry standards. For example, the migration to 10Gbps solutions, the European Union’s directive regarding Restriction Of Hazardous Substances (ROHS) which requires products to be ROHS compliant, the Chinese ROHS directive and the migration from the PCI-X server bus to the PCI-Express (PCI-E) server bus, causes our OEMs to demand such new products and technologies. In the event that our OEMs decide to begin using such new technologies, we may not be able to develop products for the new technologies in a timely manner. Our OEMs may also select competing products despite our ability to develop products incorporating new technologies. Furthermore, the migration to 10Gbps, while presenting an opportunity for more cards and solutions to be sold, may also result in a decrease in the need for Multi-Port cards as throughput performance may be achieved via a single port of 10Gbps. Consequently, we may suffer from reduced sales to such OEMs and accumulate unusable inventory which can be used only with older technologies. We intend to continue investing in product and technology development. Although we have recorded growing sales of our newest lines of products (to which the majority of our revenues are attributable), there can be no assurance that we will continue to be successful in the marketing of our current products and in developing, manufacturing and marketing enhanced and new products in a timely manner.

We may experience difficulty in developing new, commercially successful products at acceptable release times.

We conduct extensive research, development and engineering activities. Our efforts emphasize the development of new products, cost reduction of current products, and the enhancement of existing products, generally in response to rapidly changing customer preferences, technologies and industry standards. Although throughout 2004, 2005, 2006, 2007 and the first months of 2008 we recorded growing sales of our latest lines of products, Multi-Port Gigabit-Ethernet Server Networking Adapters and Bypass Adapters, we cannot guarantee the continued success of these products, that they will be widely accepted by the marketplace or that any of our development efforts will result in commercially successful products, that such products will be released in a timely manner or that we will be able to respond effectively to technological changes or new product announcements by others.

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

We may need to invest significantly in research and development and business development in order to diversify our product offering and enter new markets.

Most of our revenues are generated from the sale of our add-on server adapters. The technology industry in which we operate is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. While these changes could lead to a reduction in the demand for our existing products, they could also create an opportunity for us to expand our product offering to our existing customers and to new customers. Accordingly, our future success may depend on our ability to diversify our product offering and enter new markets, which could involve numerous risks, including:

—	Substantial research and development and business development expenditures, which could divert funds from other corporate uses and/or have a significant negative effect on our short-term results;

—	Diversion of management's attention from our core business; and

—	Entering markets in which we have little or no experience.

There can be no assurance that we will be able to successfully complete the development and market introduction of new products and no assurance that we will be able to successfully enter new markets. This could have a material adverse effect on our business, results of operations and financial condition.

We may make acquisitions or pursue mergers that could disrupt our business and harm our financial condition.

As part of our business strategy, we may invest in or acquire other businesses, technologies or assets, or we may enter into joint ventures or other strategic relationships with third parties.

We may assume liabilities or write-offs, incur amortization expenses related to intangible assets or realize large and immediate write-offs in connection with future acquisitions. In addition, the future valuation of these acquisitions may decrease from the market price paid by us, which may result in the writing-off, or impairment, of the relevant assets. In addition, our operation of any acquired or merged businesses, technologies or assets could involve numerous risks, including:

—	Post-merger integration problems resulting from the combination of any acquired operations with our own operations or from the combination of two or more operations into a new merged entity;

—	Diversion of management's attention from our core business;

—	Substantial expenditures, which could divert funds from other corporate uses;

—	Entering markets in which we have little or no experience; and

—	Loss of key employees of the acquired operations.

We cannot be certain that any future acquisition or merger will be successful. If the operation of the business of any future acquisition or merger disrupts our operations, our business may suffer. In addition, even if we successfully integrate the acquired business with our own, we may not receive the intended benefits of the acquisition.

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

We are dependent on key personnel.

Our success has been, and will be, dependent to a large degree on our ability to retain the services of key personnel and to attract additional qualified personnel in the future. Competition for such personnel is intense. There can be no assurance that we will be able to attract, assimilate or retain key personnel in the future and our failure to do so would have a material adverse effect on our business, financial condition and results of operations.

Exchange rate fluctuations and international risks could increase the cost of our operations.

Substantially all of our international sales are denominated in U.S. dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions, and changes in tariffs and freight rates. We believe that the rate of inflation in Israel and exchange rate fluctuations between the NIS and the U.S. dollar have had a minor effect on our business to date. However, our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the dollar, if the timing of such devaluation lags behind inflation in Israel or if the dollar devalues against the NIS.

If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S.shareholders may suffer adverse tax consequences.

We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including our pro-rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro-rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. If we were to be a PFIC, and a U.S. Holder does not make an election to treat us as a “qualified electing fund,” or QEF, or a “mark-to-market” election, “excess distributions” to a U.S. Holder, and any gain recognized by a U.S. Holder on a disposition or our ordinary shares, would be taxed in an unfavorable way. Among other consequences, our dividends, to the extent that they constituted excess distributions, would be taxed at the regular rates applicable to ordinary income, rather than the 15% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation, and certain “interest” charges may apply. In addition, gains on the sale of our shares would be treated in the same way as excess distributions. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory provisions, it is unclear whether we would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset our passive income in the calculation of gross income. As a result of our substantial cash position, if the value of our shares declines, there is a substantial risk that we will be classified as a PFIC under the asset test described above. We believe that we were not deemed to be classified as a PFIC in prior years. However, the U.S. Internal Revenue Service may not accept this determination and there can be no assurance that we will not be classified as a PFIC in the future. We believe that our ordinary shares should not be treated as stock of a passive foreign investment company for United States federal income tax purposes, but this conclusion is a factual determination made annually and may be subject to change. In light of the uncertainties described above, no assurance can be given that we will not be a PFIC in any year. A U.S. Holder who makes a QEF election is taxed currently on such holder’s proportionate share of our earnings. If the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, however, it might be too late for a U.S. Holder to make a timely QEF election, unless the U.S. Holder qualifies under the applicable Treasury regulations to make a retroactive (late) election. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to exceptions for U.S. Holders who made a timely QEF or mark-to-market election, or certain other elections. Accordingly, our shareholders are urged to consult their tax advisors regarding the application of PFIC rules.

The tax benefits available to us under Israeli law require us to meet several conditions and applying plan administration rules, and may be terminated or reduced in the future, which would increase our taxes.

Our production facilities have been granted “Approved Enterprise” status and since and as such, we are entitled to certain tax benefits. To be eligible for these tax benefits, we must meet conditions and applying plan administration rules. If we fail to meet these conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we might already have received. These tax benefits may not be continued in the future at their current levels, or at any level. In recent years, the Israeli government has reduced the benefits available and has indicated that it may further reduce or eliminate some of these benefits in the future. The termination or reduction of these benefits may increase our income tax expense in the future. To the best of our knowledge, to date we have met the conditions for benefits under our “Approved Enterprise” program in all material respects. There can be no assurance, however, that we will continue to meet such conditions in the future. See Item 10 “Additional Information – Taxation – Law for the Encouragement of Capital Investments, 1959” for more information about our “Approved Enterprise” status.

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

We are incorporated in Israel. All of our executive officers and all of our directors are non-residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any such persons. It may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel. However, subject to certain time limitations, Israeli courts may enforce U.S. final executory judgments for liquidated amounts in civil matters obtained after due trial before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) which enforces similar Israeli judgments, provided that the requisite procedural and legal requirements are adhered to. If a foreign judgment is enforced by an Israeli court, it generally will be payable in NIS, which can then be converted into foreign currency at the rate of exchange of such foreign currency on the date of payment. Pending collection, the amount of the judgment of an Israeli court stated in NIS (without any linkage to a foreign currency) ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate prevailing at such time. Judgment creditors bear the risk of unfavorable exchange rates.

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

In 2002, we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end Multi-Port server networking cards, which have contributed to our recent sales growth and which we expect to continue being the principal driver of our sales growth in the coming years. In November and December of 2003 we secured our first Design Wins for these new products. Since that time we have identified the server-based network appliances market and specifically the server-based security appliances and WAN (Wide Area Network) optimization appliances within such market as demonstrating a strong demand for our products. We have added to our product lines networking products which include special functionalities called Bypass Adapters for the server based appliances and have received significant orders for both our Bypass Adapters and our non-Bypass adapters. We secured additional Design Wins throughout 2004, 2005, 2006 and 2007. Several of these Design Wins were from leading companies engaged in a number of industries.

On December 20, 2005, we obtained the approval of the Tel Aviv Stock Exchange, or TASE, for the listing of our shares on TASE. Trading of our shares on TASE commenced on December 27, 2005. Our shares are included in the Tel-Tech index. Our shares have been listed on the NASDAQ Global Market (previously known as the NASDAQ National Market) under the ticker symbol “SILC” (previously “SILCF”) since February 11, 2008. Prior thereto, our shares were listed on the NASDAQ Capital Market (previously known as the NASDAQ Small-Cap). See Item 9. “The Offer and Listing -Markets and Share Price History”.

In January 2006, we completed an offering and sale of 10,000 units in Israel, composed of 800,000 of our ordinary shares and 400,000 warrants, pursuant to a prospectus filed with the Israeli Securities Authority and TASE. Each warrant sold in the offering is exercisable into one of our ordinary shares until January 31, 2008 at an exercise price in NIS equivalent to $8.64 calculated on the date of exercise of such warrant. The sale of units resulted in net proceeds of approximately $5.6 million. 399,934 warrants were exercised, resulting in additional proceeds of approximately $3.5 million. The offering and sale of the units pursuant to the January 2006 prospectus was made only in Israel and was not intended for the public in the United States or any other country. All purchasers of securities pursuant to the January 2006 prospectus were deemed to have stated that they are not “U.S. Persons” as defined in Regulation S under the Securities Act of 1933, or the Securities Act, that they did not purchase securities for the benefit of any U.S. Person and that they were not present in the United States at the time the request for purchase of the securities was submitted. A similar statement will be required from anyone requesting to exercise warrants purchased in the offering. The January 2006 prospectus and the securities offered thereunder are subject to Israeli law. The January 2006 prospectus was not filed with the Securities Exchange Commission and the securities offered thereunder are not registered in accordance with the Securities Act. We have not assumed any obligation to register any of the securities offered under the January 2006 prospectus, in accordance with the Securities Act.

In May 2007, we conducted a private placement, pursuant to which we issued to certain “accredited investors” and “qualified institutional purchasers” 875,000 ordinary shares at a purchase price of $20.50 per share and warrants to purchase up to 218,750 ordinary shares at an exercise price of $28.25 per share. The warrants issued to the investors will expire in July 2010. Net proceeds from the private placement were approximately $16.8 million, net of $1.2 million of issuance costs. We issued to the placement agents warrants to purchase up to an aggregate of 10,937 ordinary shares on the same terms as the warrants issued to the investors.

Business Overview

We are currently active in the product line of high-end server networking cards with and without bypass (server adapters), which is described in greater detail below. These are products for which we are leveraging our expertise in networking and operating systems and facilitating improved connectivity for servers by increasing the number of ports on the server adapters and by adding bypass and other special functionality for security appliances, WAN (Wide Area Network) optimization appliances and other network appliances. In 2006, we launched a new product line of encryption acceleration server adapters. Revenues from this line in 2007 were negligible.

Server Adapters

In an effort to leverage our strengths, in late 2002 we began exploring a new direction which has become our primary growth driver and which we project will continue being our main source of growth in the next few years: high-end server networking cards. Our core expertise has always been our broad range of Ethernet and connectivity products, which provided personal computer users with solutions to their connectivity problems. In late 2002, we decided to employ our core know-how in the realm of server-based systems. Doing so takes advantage of our competitive edge by using the expertise we have developed in connectivity solutions for personal computers in industries which require broader connectivity solutions with very high-performance environments. Examples of these industries are security, WAN optimization, load balancing and other network appliances, data storage, video on demand, internet content delivery, high-performance computing and web servers.

We have developed a line of products for the server networking industry which facilitates interaction between servers, allowing them to communicate with each other through a larger number of ports and with higher performance than their original capabilities. These are powerful products that allow server-based systems to fully exploit the high speed potential of Gigabit Ethernet. The products have either one, two, four or six ports, which plug into the servers between which interaction is facilitated. We believe that our products cover a broader scope of features than those of our main competitor, Intel. We believe that our expanded feature set coupled with the fact that our products are based on two different industry leader chip sets (Intel and Broadcom), which makes them more compatible with our potential customers’ needs, gives us a competitive edge. To the best of our knowledge we are currently the only company offering such a comprehensive range of server networking products.

Following demands from customers and potential customers, we developed some of these same products with a bypass feature. Intended for mission-critical environments, the Silicom Gigabit Ethernet Bypass Networking Cards feature innovative bypass circuitry to maintain continuity of network connectivity in the event of an appliance failure. Upon the occurrence of an appliance failure, the card’s bypass mechanism automatically reroutes traffic to bypass faulty components, enabling customers to have reliable and always available network accessibility. As with all of Silicom’s Multiport Gigabit Ethernet Networking Cards, the Bypass Cards also improve server throughput and performance during normal operations by introducing more ports and better throughput while reducing network congestion, simplifying network management, and minimizing CPU utilization. In addition, we have also developed stand-alone bypass solutions which do not include the networking component. The addition of the innovative bypass capability makes Silicom Gigabit Ethernet Bypass Networking Cards and stand-alone bypass solutions an appropriate connectivity solution for security and WAN optimization appliances, as well as for appliances targeted at other high-potential, growing markets such as network monitoring, load balancing, network event management, network optimization, LAN policy enforcement, intrusion detection, virus protection, e-mail content filtering, and more. To the best of our knowledge we are currently the only company offering such a comprehensive line of bypass products, which offers dual port and quad port cards, copper and fiber interfaces and dual chip set (Intel and Broadcom). Although the situation may change in the future, we believe that our competition in the bypass card market is less significant than our competition in the non-bypass card market.

The products are divided into two groups: One group of products is based on Broadcom’s chipset and the other group is based on Intel’s chipset.

Examples of products based on Broadcom’s chipset are: PXG6, PXG4, PXG2, PXG2F, PEG1, PEG1F, PEG2, PEG4BP, PXG2BP, PXG4BP, PXG2-ROHS. The number in each product name represents the number of Gigabit-Ethernet ports that the product has. The F (in the fourth and sixth products) represents a Fiber-optic Ethernet interface, rather than a copper Ethernet interface as in the other products. The X represents PCI-X based products, while E represents PCI-Express based products, indicating products that are based on the newest PCI-Express bus. The BP represents a card that carries the bypass functionality. The ROHS represents a card that is ROHS compliant. Products based on the Intel chipset carry the same name with an addition of “i” at the end to indicate the Intel chipset. Examples of the Intel based products are: PXG6i, PXG4i, PXG2i, PXG2Fi, PXG4Fi, PXG2BPi, PXG4BPi, PXG4BPi-ROHS, PXG2BPFi and PXG4BPFi PEG2i, PEG4BPi. Except for the difference in the type of chipset, type of bus, bypass functionality, number of ports and type of Ethernet interface, all of the principal applications are similar.

Principal Applications, all of which demand high performance Multi-Port connectivity:

—	Security appliances
—	WAN optimization appliances
—	Load balancing and traffic management appliances
—	Network-attached storage (NAS)
—	Video on Demand servers
—	Content Delivery servers
—	Internet Service Providers / Web Hosting
—	High end computing

It would be difficult to design such high-end products without a high level of cross-disciplinary knowledge. The products we have developed use our Ethernet and operating systems expertise. The products in this line include more than forty Multi-Port Gigabit-Ethernet Server Networking cards (bypass and non-bypass).

Our business model for our server adapter line of products is called the Design Win Model. The following are the main aspects of this model:

—	We approach a potential customer or are approached by such customer.

—	If the customer shows interest in the products and we believe that achievement of a business relationship with the customer is possible, we ship products for such customer’s evaluation.

—	During the evaluation process the customer receives a few of our Server Networking Cards for initial basic testing. If the evaluation process is successful, we ship products for qualification.

—	During the qualification process the customer receives a larger amount of our Server Networking Cards for more specific testing, which may include certain customization of our products to its specific needs.

—	If the qualification process is successful, we enter into negotiations regarding the terms of a business relationship.

—	In some cases, typically with the larger customers, the evaluation and qualification process may take 12 months or more.

—	Once all phases mentioned above are concluded, the customer will purchase products from us, in order to incorporate them within its server based systems and sell such systems with our cards embedded in them. The sale of our products within such systems is the objective of our Design Win Model. In most cases once we secure a Design Win our customer will continue to buy our cards for as long as it continues to sell its server based system. Yet, in some cases, we may only be a second source from which a customer purchases, in which case the customer may not necessarily make continuous orders.

We believe that the high-end server networking cards (with and without bypass) will continue to be a key driver of our growth in the coming years. A distinct advantage of these products is that the demand in the server based industry has been almost continuously growing. Certain fields within this industry, such as the security appliances market, WAN optimization appliances market, other network appliances market, the storage market and several additional markets have demonstrated strong growth. This industry continues to require innovative solutions that must become faster and must provide additional functionalities each time they are implemented. However, the process of achieving Design Wins and obtaining new customers is time consuming as a result of the fact that the sales cycles for products in this industry are long. Nevertheless, each Design Win we achieve, may represent an opportunity for sustained, long-term revenues.

Legacy Products

We also have a product line of legacy products, including connectivity solutions for portable PCs and Broadband Internet access products. This is our previous area of expertise, in which demand for our products has significantly declined, and we expect our business in this product line to fully phase out over time.

Principal Markets

The principal markets in which we compete are set forth more particularly in, and are incorporated by reference to Note 13 to the consolidated financial statements set forth in Item 18 of this annual report. In 2005, 2006 and 2007, approximately 5%, 7% and 4%, respectively, of our sales were in Europe, 77%, 72% and 75%, respectively, were in the United States, and 18%, 21% and 21%, respectively, were in other countries. Our main business is not seasonal, and we believe that there are sufficient sources and raw materials available to sustain it.

Sales and Marketing

Over the last few years, our sales and marketing has been carried out through a network of strategic relationships with leading original equipment manufacturers which sell our products, generally as a part of their systems and sometimes under their own private labels. Our current original equipment manufacturer customers are mostly active in the security appliances market, WAN optimization market, other network appliances markets (such as load balancing and traffic management), storage market, general servers market and other server based applications. They are referred to in this report as OEMs, or OEM customers. Our strategy of carrying out strategic relationships with OEM customers continues to be the strategy under which we operate. We believe that these relationships enable us to take advantage of the superior financial resources and market presence of these companies to increase our sales and establish, maintain and strengthen our position and reputation in the market. In addition, we believe that relationships with OEMs improve access to new technologies developed by such OEMs, thereby ensuring smooth integration of our products and technology with those of the OEMs. In furtherance of this strategy, in 2005, 2006 and 2007 we entered into additional strategic arrangements with additional OEMs and continued recording Design Wins from OEMs who purchase our products. Revenues from sales of our products to OEM customers in 2007 constituted approximately 99% of our revenues. We expect the percentage of our revenues that is derived from sales of connectivity products to OEM customers to continue being approximately 99% as we continue to focus our efforts on our server adapter products, which are sold mostly to OEMs. As such, the loss of some of our OEM customers may have a material adverse effect on our operations and financial results and we cannot assure you that we will be able to enter into strategic relationships with OEMs in the future. Our other non-OEM products are marketed directly, through our U.S.-based subsidiary and through a network of independent distributors. Normal payment terms of our OEM customers are up to 90 days net. Substantially all of our international sales are denominated in U.S. dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions and changes in tariffs and freight rates. We have experienced no material difficulties to date as a result of these factors.

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

Research and Product Development

Since we commenced operations, we have conducted extensive research, development and engineering activities. Our efforts emphasize the development of new products, cost reduction of current products, and the enhancement of existing products, generally in response to rapidly changing customer preferences, technologies and industry standards. During 2003-2007 we fully matured our Multi-Port line of Server Adapter products and further invested in the development of other products including development of cards incorporating bypass functionality, addition of a full line of PCI-Express cards based on both chipsets we used for the PCI-X based cards, supplementing a line of PCI-Express bypass cards and adding a line of ROHS compliant cards for PCI-X cards (as PCI-Express cards were originally designed to be ROHS compliant). During 2006 we launched a new product line of high-performance encryption cards designed to improve the throughput of internet security appliances and network gateways. The products improve the performance of networking appliances by independently executing encryption tasks, thereby accelerating the encryption process and freeing the CPUs of such appliances for other activities. During 2007, we enhanced our offering of encryption cards by adding a line of encryption products which is based on a second chipset manufacturer, positioning ourselves again (just like with the networking adapters) as an independent supplier which is able to deliver such cards based on chipsets delivered by the leaders in this industry. In addition, during 2007, we developed a line of stand-alone bypass solutions which allow the use of our solutions even where the networking component of the solution is already present. Also, during 2007, we worked to develop a series of 10Gbps adapters, based both on Intel chips and on Broadcom chips.

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

In the server networking industry for which we have developed our Multi-Port Gigabit-Ethernet Server Networking cards, our main competitor is Intel. In the bypass cards industry, our competition is not as significant. To the best of our knowledge, our only significant competitors in this industry are Interface Masters, Portwell and Adlink. Intel has also begun to offer bypass cards, primarily as a solution to an Intel-based appliance. There also may exist other local solutions which may compete with our products, including solutions which are not an embedded card but rather an external box.

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

Governmental Regulation Affecting the Company

We are affected by the terms of research and development grants we have received from the Office of the Chief Scientist of Israel (“OCS”). Under the terms of Israeli Government participation, a royalty of 3% or up to 6% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% or 150% of the grant is repaid. For projects approved after January 1, 1999, the amount of royalties payable is up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR. The terms of Israeli Government participation also impose significant restrictions on manufacturing outside Israel of products developed with government grants and the transfer to third parties of technologies developed through such projects is subject to approval of the OCS. There can be no assurance that such approval, if requested, will be granted on reasonable commercial terms.

In addition, we receive certain tax benefits and reduced tax rates from the Israeli government due to our status as an “Approved Enterprise” under the Law for the Encouragement of Capital Investments-1959, as amended. See “Item 10. Additional Information – Taxation.” The entitlement to these benefits is conditional upon our fulfillment of the conditions stipulated by the law, regulations promulgated thereunder and the instruments of approval for the specific investments. In the event of failure to comply with these conditions, the benefits could be canceled and we would be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences and interest.

Organizational Structure

We have one wholly owned subsidiary which is incorporated in the United States under the name Silicom Connectivity Solutions, Inc. Two of our founders, Messrs. Yehuda and Zohar Zisapel, are also founders, directors and principal shareholders of several other corporations. See Item 7. “Major Shareholders and Related Party Transactions.”

Property, Plants and Equipment

We do not own any real property, but we lease property at three locations. Our executive offices and research and development facilities are located in Kfar Sava, Israel. The original term of our lease with respect to such space expired on October 31, 1998 and was renewed for additional one-year periods through October 31, 2007. In November 2007, we signed a lease agreement extending the term of the lease for our Kfar Sava offices until December 31, 2008. The facility is 665 square meters in size and we currently pay a monthly rent of approximately $7,500.

We conduct our manufacturing from a facility in Yokneam, Israel, which is 813 square meters in size. The monthly rent payments for this facility are approximately $9,000. The lease was originally for a four year period, ending on August 15, 2004 and included an option to renew the lease for an additional period of one year. We exercised the renewal option for our manufacturing facility, and further extended the lease agreement until August 15, 2006. Following a change in ownership of the property, we signed an agreement extending the lease period until August 31, 2007. In September 2007, we extended the lease further until December 31, 2008 and included an option to renew the lease for an additional period of two years.

Commencing in February 2004, we began to sub-lease office space in Paramus, New Jersey, from an affiliate. This sub-lease was in effect until January 31, 2006 and was renewed for additional one-year periods through January 31, 2009. Currently, the monthly rent payments for this space are approximately $500. See “Item 7 – Major Shareholders and Related Party Transactions.”

We believe that our facilities in Israel and in the United States are suitable and adequate for our operations as currently conducted. In the event that additional facilities are required or we need to seek alternative rental properties, we believe that we could obtain such additional or alternative facilities at commercially reasonable prices.

Item 4A.	UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

Silicom was incorporated in Israel and commenced operations in 1987. We have traditionally been engaged in the design, manufacture, marketing and support of connectivity solutions for computers. In the years 2000 and 2001, we leveraged the IP developed in this area for use in the broadband internet access market. In late 2002, we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end server networking cards. We made initial sales of these products to a number of customers during 2003 and recorded growing sales of these products throughout 2004, 2005, 2006 and 2007. We primarily sell our products through original equipment manufacturers and, to a lesser extent, through independent distributors (on a non-exclusive basis).

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

—	Inventories – Inventories are stated at the lower of cost or market. Cost is determined using the “average-cost” method for raw materials. The cost of the work in process and finished goods of the Company’s products is determined based on direct cost plus specific allocation of overhead to each product. We carefully examine our obsolete or slow-moving inventory situation and write down obsolete or slow-moving inventory to its market value. The examination of obsolete or slow-moving inventory includes our estimates of the likelihood of using or selling each of the inventory parts.

—	Allowance for doubtful accounts – Trade receivables are recorded less the related allowance for doubtful accounts receivable. We consider accounts receivable to be doubtful when it is probable that we will be unable to collect all amounts, taking into account current information and events regarding our customers’ ability to repay their obligations. The balance sheet allowance for doubtful debts is determined as a specific amount for those accounts the collection of which is uncertain. We perform our estimates regarding potential doubtful debts based on payment history and correspondence with our customers, and based on new information we receive about the customers’ financial situation. As of December 31, 2007, the allowance for doubtful debts was $20,000.

—	Deferred Taxes – We account for income taxes under Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income taxes” (SFAS No. 109). Under SFAS No. 109, deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. Deferred tax assets for future tax benefits from realization are included when their realization is more likely than not. Valuation allowances are established when necessary to reduce deferred taxes assets to the amount expected to be realized. Valuation allowances in respect of deferred taxes were recorded in respect of the following matters:

■	Carry forward tax losses – As of December 31, 2007, our subsidiary had federal carry forward tax losses of approximately $557,000 to be realized through 2024 and New Jersey state carry forward tax losses of approximately $391,000 to be realized through 2012. There is no assurance that these carry forwards will be realized.

■	Taxes, which may apply upon the realization of investments in consolidated subsidiaries and affiliated companies – currently there is no intention to realize such investments.

■	Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are classified as current or non-current items in accordance with the nature of the assets or liabilities to which they relate. When there are no underlying assets or liabilities the deferred tax assets and liabilities are classified in accordance with the period of expected reversal. Income tax expenses represent the tax payable for the period and the changes during the period in deferred tax assets and liabilities. As of December 31, 2007, the deferred tax assets, net were $73,000.

—	Accounting for uncertainty in income taxes – Beginning with the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48) as of January 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position.

The Company and its subsidiary adopted the provisions of FIN 48 as of January 1, 2007, and there was no material effect on the financial statements. As a result, the Company and its subsidiary did not record any cumulative effect related to adopting FIN 48.

As of January 1, 2007 and for the twelve months ended December 31, 2007, the Company and its subsidiary did not have any unrecognized tax benefits. In addition, the Company and its subsidiary dodoes not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

—	Accounting for Stock-Based Compensation – Effective January 1, 2006, the Company adopted FASB Statement No. 123(R), “Share-Based Payment” (SFAS No. 123(R)). This statement replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123) and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB Opinion No. 25). SFAS No. 123(R) requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost to be measured at the fair value of the award. This Statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation cost on a prospective basis. Under this method, the Company recorded stock-based compensation expense for awards granted prior to, but not yet vested as of January 1, 2006, using the fair value amounts determined for pro-forma disclosures under SFAS No. 123. For stock-based awards granted after January 1, 2006, the Company recognizes compensation expense based on estimated grant date fair value using the Black-Scholes option-pricing model.

Prior to January 1, 2006, the Company followed SFAS No. 123 which permitted entities to recognize as an expense over the vesting period, the fair value on the date of grant of all stock-based awards. Alternatively, SFAS No. 123 allowed entities to continue to apply the provisions of APB Opinion No. 25 and related interpretations and provide pro-forma net income and pro-forma earnings per share disclosures for employee stock option grants as if the fair-value based method defined in SFAS No. 123 had been applied. The Company elected to apply the intrinsic value-based method prescribed in APB Opinion No. 25 for its stock compensation to employees and directors and provide the pro-forma disclosure provisions of SFAS No. 123, as amended by Statement 148, “Accounting for Stock-Based Compensation –Transition and Disclosure, an amendment of SFAS No. 123".

Recently Enacted Accounting Pronouncements

In February 2007, the FASB issued FASB statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities- including an amendment of FASB No. 115” (SFAS No. 159). SFAS No.159 gives the company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company’s 2008 fiscal year. The Company believes that the adoption of SFAS No. 159 will not have a material impact on the Company’s financial condition, results of operations or cash flows.

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurement” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS No.157 beginning on January 1, 2008. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In February 2008, the FASB approved FSP 157-2, which grants a one-year deferral of SFAS No. 157‘s fair value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The Company believes that the adoption of SFAS No. 157 will not have a material impact on the Company’s financial condition, results of operations or cash flows.

In December 2007, the FASB issued FASB Statement No. 141R, “Business Combinations” (SFAS No. 141R) and FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements-an amendment to ARB No. 51” (SFAS No. 160). SFAS Nos. 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS No. 141R will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Company believes that the adoption of SFAS Nos.141R and 160 will not have a material impact on the Company’s financial condition, results of operations or cash flow.

Operating Results

You should read the following management’s discussion and analysis of our financial condition and operating results in conjunction with the consolidated financial statements and the related notes thereto included in this annual report. The following table sets forth, for the periods indicated, the relationship (in percentages) of items from our Consolidated Statement of Operations Data to our total sales:

Year Ended December 31,

	2005	2006	2007

Sales	100%	100%	100%

Cost of sales	59.8	61.0	60.1

Gross profit	40.2	39.0	39.9

Research and development costs, gross	14.4	11.3	8.2

(Less) grant participation	(0.9)	-	-

Research and development costs, net	13.5	11.3	8.2

Selling and marketing expenses	8.3	6.8	5.7

General and administrative expenses	6.4	6.1	4.4

Operating Income	12.0	14.8	21.5

Financial income, net	0.1	1.0	3.5

Income before taxes on income (income tax benefit)	12.1	15.8	25.0

Taxes on income (income tax benefit)	-	(0.3)	1.7

Net Income	12.1	16.1	23.3

Sales in 2007 increased by 66.2% to $26,784 thousand compared to $16,118 thousand in 2006, mainly due to Design Wins which matured during 2007 and due to additional Design Wins that were secured, all of which were related to our line of Server Adapters.

Sales in 2006 increased by 48.2% to $16,118 thousand compared to $10,876 thousand in 2005, mainly due to Design Wins which matured during 2006 and due to additional Design Wins that were secured, all of which were related to our Server Adapters. Approximately 97% of our sales in 2006 were attributable to our line of Server Adapters and 3% were attributed to our legacy products.

Gross profit in 2007 was $10,690 thousand compared to $6,291 thousand in 2006. Gross profit as percentage of sales in 2007 was 39.9%, compared to 39.0% in 2006. Our gross profit is largely dependent on the mix of products we sell during a specific year. The slightly higher gross profit percentage in 2007 was primarily a result of such a change to the mix of sold products.

Gross profit in 2006 was $6,291 thousand compared to $4,369 thousand in 2005. Gross profit as percentage of sales in 2006 was 39.0%, compared to 40.2% in 2005. Our gross profit is largely dependent on the mix of products we sell during a specific year. The slightly lower gross profit percentage in 2006 was primarily a result of such a change to the mix of sold products.

Research and development expenses, gross, in 2007 increased by 21.3% to $2,208 thousand compared to $1,820 thousand in 2006. This increase was mainly attributed to our continued investment in new product development, enhancements to existing products, and the development of new networking and connectivity technologies.

Research and development expenses, gross, in 2006 increased by 16.6% to $1,820 thousand compared to $1,561 thousand in 2005. This increase was mainly attributed to our continued investment in new product development, enhancements to existing products, and the development of new networking and connectivity technologies.

Selling and marketing expenses in 2007 increased by 39.1% to $1,537 thousand compared to $1,105 thousand in 2006, mainly due to our continued investment in the promotion of our server networking products.

Selling and marketing expenses in 2006 increased by 22.4% to $1,105 thousand compared to $903 thousand in 2005, mainly due to our continued investment in the promotion of our server networking products.

General and administrative expenses in 2007 increased by 21.3% to $1,189 thousand compared to $980 thousand in 2006, mainly due the growth in our activity as demonstrated by the increase in our sales which amounted to 66.2%.

General and administrative expenses in 2006 increased by 41.0% to $980 thousand compared to $695 thousand in 2005, mainly due to the growth in our activity as demonstrated by the increase in our sales which amounted to 48.2%.

Financial income in 2007 increased by 472.5% to $956 thousand compared to $167 thousand in 2006. The increase was primarily a result of an increase in funds available for investments.

In 2007 we recorded current income tax expenses of $424 thousand and deferred income tax expenses of $8 thousand, compared to no current income tax expenses and deferred income tax of $46 thousand in 2006.

Net income for 2007 was $6,280 thousand compared to a net income of $2,599 thousand in 2006, mainly due to our higher sales in 2007.

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

Liquidity and Capital Resources

As of December 31, 2007, we had working capital of $24,054 thousand and our current ratio (current assets to current liabilities) was 6.10. Since inception, our operations have been funded through capital contributions, research and development grants and cash flows from operations. Cash and cash equivalents as of December 31, 2007 increased by $9,703 thousand to $14,216 thousand compared with $4,513 thousand as of December 31, 2006. Short-term marketable securities increased by $2,507 thousand and long-term marketable securities increased by $11,399 thousand. The net increase of $23,609 thousand in these three balance sheet items in 2007 was mainly due to the net proceeds from our May 2007 private placement, due to the exercise of warrants and options and due to the net cash provided by operating activities.

Trade receivables increased to $6,545 thousand as of December 31, 2007 from $3,277 thousand as of December 31, 2006, mainly due to the significant increase in sales in the fourth quarter of 2007, as compared to sales in the fourth quarter of 2006. Other receivables increased from $301 thousand to $338 thousand.

Cash provided by operating activities in 2007 amounted to $3,668 thousand compared to cash provided by operating activities in the amount of $2,001 thousand in 2006. The cash provided by operating activities in 2007 was the result of our positive operating income. The figure is lower than the actual operating income due to the fact that as sales grow, we are required to devote more resources to inventories and manufacturing activities, before collection of payments from customers.

Inventories increased from $3,739 thousand at the end of 2006 to $4,078 thousand at the end of 2007, mainly due to the fact that as our sales grow and customers demand receipt of products within a number of weeks following the issuance of purchase orders, we are required to be ready to deliver our products in accordance with our customers’ expectations.

Capital expenditures on property and equipment in 2007 were $564 thousand compared with $257 thousand in 2006, mainly due to the fact that in 2007 we increased investment in development and testing tools for our new product lines of server networking cards, and due to the upgrading of our IT systems.

In January 2006, we completed an offering and sale of 10,000 units in Israel, composed of 800,000 of our ordinary shares and 400,000 warrants, pursuant to a prospectus filed with the Israeli Securities Authority and TASE. The sale of units resulted in net proceeds of approximately $5.6 million. 399,934 warrants were exercised, resulting in additional proceeds of approximately $3.5 million. See “Item 4. Information on the Company – History and Development of the Company.”

In May 2007, we conducted a private placement, pursuant to which we issued to certain “accredited investors” and “qualified institutional purchasers” 875,000 ordinary shares at a purchase price of $20.50 per share and warrants to purchase up to 218,750 ordinary shares at an exercise price of $28.25 per share. The warrants issued to the investors will expire in July 2010. Net proceeds from the private placement were approximately $16.7 million, net of $1.2 million of issuance costs. We issued to the placement agents warrants to purchase up to an aggregate of 10,937 ordinary shares on the same terms as the warrants issued to the investors.

We have cash and cash equivalents that we believe are sufficient for our present requirements.

Trade payables increased from $2,481 thousand at the end of 2006 to $2,997 thousand at the end of 2007, mainly due to the growing sales resulting in growing operating expenses. Other payables and accrued liabilities increased from $971 thousand at the end of 2006 to $1,715 thousand at the end of 2007.

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

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. As indicated below, in each of the three fiscal years from 1999 to 2001, we received grants from the OCS for the development of systems and products. We have received from the OCS approximately 30% of certain research and development expenditures for particular projects. Under the terms of Israeli Government participation, a royalty of 2% or up to 5% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% or 150% of the grant is repaid. For projects approved after January 1, 1999, the amount of royalties payable is up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR. The terms of Israeli Government participation also place restrictions on the location of the manufacturing of products developed with government grants, which, in general, must be performed in Israel, and on the transfer to third parties of technologies developed through projects in which the government participates. See “Item 10. Additional Information – Taxation.” We received approximately 20% of certain research and development expenditures for a particular project in 2003 and approximately 30% of a particular project in 2004. We did not have any new grant programs with the OCS in 2005, 2006 or 2007. In August 2005, we received approval for a $54 thousand dollar grant from the Korea-Israel Industrial Research and Development Foundation, or Koril-RDF, in connection with the joint development of a certain product with a Korean company. Under the terms of this grant we are required to repay the amounts received at a rate of 2.5% per year of our gross sales of the product developed with the grant in each such year, until 100% of the grant (and any other sums received from Koril-RDF) are repaid. The annual payment for every year following the first sale of the product will not exceed certain percentages of the amounts received from Koril-RDF. We cannot guarantee that any encouragement programs will be continued, or that we will continue to participate in them to the extent they are continued.

The following table shows, for the periods indicated, our gross research and development expenditures, the portion of such expenditures which was funded by OCS and Koril-RDF, and the net cost to us of our research and development activities:

	2003	2004	2005	2006	2007

Gross research and
development expenses	$1,647	$1,596	$1,561	$1,820	$2,208
Portion funded by Chief
Scientist	$150	$145	$44	-	-
Portion funded by
Korea-Israel Industrial
Research and Development
Foundation	-	-	$54	-	-
Net research and development
expenses	$1,497	$1,451	$1,463	$1,820	$2,208

We expect that we will continue to commit resources to research and development in the future. As of February 29, 2008, the Company employed 22 persons in research and development. Our gross research and development expenses constituted approximately 14.4%, 11.3% and 8.2%, of our sales, and our net research and development expenses constituted approximately 13.5%, 11.3% and 8.2% of such sales, in the respective years ended December 31, 2005, 2006 and 2007. For additional information concerning commitments to pay royalties on sales of products developed from projects funded by the OCS, see Note 11A to our financial statements included elsewhere in this annual report and see “Item 10. Additional Information – Taxation.”

Trend Information

In late 2002, we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end server networking cards (Server Adapters). In today’s network-based environment, there is a growing demand for server-based systems. The markets for such systems are almost continuously growing. Furthermore, the security market is growing due to an increase in demand for security appliances, most of which are server based, and the WAN optimization market, is growing due to an increase in demand for better WAN connection between branch offices and headquarters. These two markets are now the main markets in which our server adapters provide added value. We began investing in marketing and sales of this line to potential markets and customers during 2003 and received initial purchase orders from a number of sources. We continued to invest in the marketing of these products during the course of 2004, 2005, 2006 and 2007 and the number of purchase orders for these products increased significantly. The sales cycles in these markets are long, but once we establish a customer base, each such customer will represent an opportunity for sustained, long-term revenues. We expect that this product line will continue to be our principal growth driver in the coming years, specifically with respect to the higher port density cards, bypass cards, PCI-Express cards, ROHS compliant cards and recently with the emerging 10Gbps cards, however, there is no assurance that we will continue to succeed in having significant sales in this area.

Off-Balance Sheet Arrangements

On July 22, 2002, our Audit Committee and the Board of Directors approved an Indemnification Agreement with our directors and officers. Our shareholders approved the terms of this agreement in a General and Extraordinary Meeting held on January 7, 2004. In the March 2005 amendment to the Israeli Companies Law-1999, the instances in which a company may indemnify its officers and directors were broadened. In December 2007 each of our Audit Committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers so as to reflect this amendment. Our shareholders approved the terms of this new Indemnification Agreement in January 2008. The Agreement provides that the directors and officers will be exempt from liability in certain circumstances. The Agreement also provides for the indemnification by the Company for certain obligations and expenses imposed on the officer in connection with an act performed in his or her capacity as an officer of the Company. This right to indemnification is limited, and does not cover, among other things, a breach of an officer’s duty of loyalty, a willful breach of an officer’s duty of care, or a reckless disregard for the circumstances or consequences of a breach of duty of care. The right to indemnification also does not cover acts that are taken intentionally to unlawfully realize personal gain. The maximum amount of our liability under these Indemnification Agreements is currently $3,000,000.

Tabular disclosure of contractual obligations

The following table shows our outstanding contractual obligations by category and by payments due as of December 31, 2007:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating Leases	$668,000	$441,000	$227,000
Purchase Obligations	$2,916,000	$2,916,000
Total	$3,584,000	$3,357,000	$227,000

The Company’s total outstanding contingencies in respect of royalty-bearing participations received or accrued, net of royalties paid or accrued before interest, amounted to approximately $2,990 thousand as of December 31, 2007 ($3,003 thousand as of December 31, 2006), of which $2,782 thousand are attributable to sales of our legacy products and $208 thousand are attributable to sales of our new line of products.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table and notes thereto set forth information regarding our officers, directors and senior management as of February 29, 2008.

Name	Age	Position with Company

Avi Eizenman	51	Active Chairman of the Board
Shaike Orbach	57	President, Chief Executive Officer, Director
Yehuda Zisapel	65	Director
Einat Domb-Har	41	External Director
Ilan Kalmanovich	42	External Director
David Hendel	47	Vice-President Research and Development
Eran Gilad	41	Chief Financial Officer

Avi Eizenman co-founded the Company in 1987 and has served as its President and as a Director, since its inception. Mr. Eizenman also served as Chief Executive Officer from the Company’s inception until April 1, 2001, and on such date, he resigned from his position as Chief Executive Officer and was appointed Active Chairman of the Board of Directors. Mr. Eizenman served as head of the ASIC department at Scitex Ltd. in 1986. From 1979 until 1985, Mr. Eizenman held various positions, including project manager, ASIC specialist and engineer, with the Electronic Research & Development Department of the Israeli Ministry of Defense. Mr. Eizenman holds a B.Sc. degree, with honors, in Electrical Engineering from the Technion, and an M.B.A. from Tel Aviv University.

Shaike Orbach has been President and Chief Executive Officer of the Company since April 2001. In December 2001, Mr. Orbach was named a Director, replacing Zohar Zisapel, who resigned from the Board of Directors. Prior to that, for a period of four and a half years, Mr. Orbach was President and CEO of Opgal Ltd., a high-tech subsidiary of Israel’s Rafael and El-Op corporations. Previously, he was General Manager of Edusoft, an Israeli company the shares of which were traded on the NASDAQ National Market (now, the NASDAQ Global Market), and Managing Director of Tecsys Ltd. He holds a B.Sc degree in Mechanical Engineering from the Technion.

Yehuda Zisapel is a co-founder of the Company. He has served as a Director since its inception and served as Chairman of the Board of Directors from 1999 until March 2001. Mr. Zisapel is also a founder and a director of Rad Data Communications Ltd. (“Rad”), Bynet Data Communications Ltd. (“Bynet”) and its subsidiaries and other companies in the Rad Group. The Company has certain dealings with members of the Rad Group (see “Item 7. Major Shareholders and Related Party Transactions”). In 1966 and 1968, Mr. Zisapel received a B.Sc. and an M.Sc. degree, respectively, in Electrical Engineering from the Technion. In 1975, Mr. Zisapel received an M.B.A. from Tel Aviv University.

Einat Domb-Har has served as Chief Financial Officer of Olista Ltd., a company providing unique solutions for the cellular industry, since June 2006. From April 2004 to April 2006 Ms. Domb-Har served as the Chief Financial Officer of Stage One Venture Capital, which focuses on seed investment in the telecom industry. From 2000 to 2004 Ms. Domb-Har served as a controller of Pitango Venture Capital, Israel’s largest pool of four venture capital funds. From 1994 to 1999 Ms. Domb-Har served as a senior manager at Kost, Forer and Gabbay, CPA, a member of Ernst & Young International. Ms. Domb-Har is an Israeli Certified Public Accountant and holds a BA in Economics and Accounting from Tel Aviv University. She also holds an M.B.A. from the Israeli extension of Bradford University.

Ilan Kalmanovich Mr. Kalmanovich has managed Leader’s Consulting & Management, a business consulting firm, since March 2006. Mr. Kalmanovich acted as an independent consultant from 2003 to February 2006 and as Vice-President of Fahn Kaneh Consulting from 2004 to February 2006. From 2001 to 2002, Mr. Kalmanovich served as the Vice-President of Igud Hashkaot Ve’yizum (A.S.I.) Ltd. of the Igud Bank Group. From 1996 to 2000 he served as a senior consultant at BDO Ziv Haft Consulting and Management Ltd. From 2003 to May 2004 Mr. Kalmanovich served as a director on the board of Satcom Systems Ltd. and previously served as a director on the board of Cukierman & Co. Investment House Ltd., and as an alternate director at Catalyst Investments L.P., the general partner of the Catalyst Fund L.P. venture capital fund. Mr. Kalmanovich holds a B.Sc degree (with honors) in Industrial Engineering from Ben-Gurion University and an M.B.A. from Tel Aviv University. He also serves as a court-certified mediator and holds a license for investment consulting from the Israeli Securities Authority.

David Hendel has been Vice-President, Research and Development of the Company since 1995. From 1991 to 1995, he served as a Senior Hardware Engineer of the Company. Mr. Hendel previously served as an engineer in the Intelligence Corps of the Israeli Defense Forces. He holds a B.Sc. degree in Electrical Engineering from Ben-Gurion University.

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

Compensation

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2007 was $839,170. We do not pay cash compensation to Yehuda Zisapel for serving on our board of directors. We do pay cash compensation to Avi Eizenman who is an active Chairman of the Board, to Shaike Orbach, who is the President and Chief Executive Officer, and to Ms. Einat Domb-Har and Mr. Ilan Kalmanovich who are external directors and receive compensation in accordance with the regulations promulgated under the Israeli Companies Law-1999. All our officers work full time for us. Certain of the compensation previously paid to our directors was paid in the form of options under the Silicom Directors Share Incentive Plan (1994) and certain of such compensation is paid in the form of options under the Share Option Plan (2004) described below. The Directors Share Incentive Plan (1994) was adopted by the board of directors in August 1994, in order to grant options to members of the board of directors who served on the board of directors for at least three fiscal quarters. The Director Share Incentive Plan was administered by the board of directors, which designated the optionees, dates of grant and the exercise price of options. Under the Director Share Incentive Plan, 500,000 of our ordinary shares were reserved for issuance. The options granted under the Director Share Incentive Plan expire at the end of ten years from their date of grant and are non-assignable except by the laws of descent. The grantee is responsible for all personal tax consequences of the grant and the exercise thereof. We believe that we will bear no tax consequences in connection with such grant or exercise. The Director Share Incentive Plan was cancelled in July 2004 with respect to any share capital previously reserved and not yet allocated as well as any share capital that becomes unallocated from time to time as outstanding options expire or are forfeited. As of February 29, 2008, 110,000 options are outstanding under the Director Share Incentive Plan (1994), all of which were granted to Mr. Avi Eizenman (at an average exercise price of $5.61 and at termination dates that range from April 2010 to August 2010).

On October 24, 2000, the board of directors adopted the Silicom Ltd. US Share Option Plan (2000). This Plan is intended to constitute a means of providing additional incentive to officers, consultants and certain other present and future employees and directors of the Company and its subsidiaries. Pursuant to the Plan, the Company may grant both Incentive Stock Options (as such term is defined in Section 422 of the Internal Revenue Code of 1986, as amended; “ISOs”) and Nonqualified Stock Options (“NSOs”), provided, however, that only our employees or employees of our subsidiaries can receive ISOs. The Plan is administered by the board of directors, which has full authority to grant options under the Plan. Under the terms of the Plan, up to a maximum of 200,000 of our ordinary shares are reserved for issuance, subject to certain adjustments. The exercise price of the options granted under the Plan shall be not less than 100 percent (or, in the case of a grant of ISO’s to a holder of more than 10% of the Company’s outstanding shares, 110 percent) of the fair market value (as defined in the Plan) of the ordinary shares subject to the option on the date the option is granted. The vesting period of the options is subject to the discretion of the Board. The term of ISOs shall not exceed 10 years from the date on which they are granted (or 5 years, in the case of optionees who hold more than 10% of our outstanding shares). In total, as of February 29, 2008, we have granted 20,100 options pursuant to the US Share Option Plan (2000) to employees of our US subsidiary – Silicom Connectivity Solutions, Inc., 11,300 of which were returned to the Company due to certain employees who left their positions not exercising their options.

On December 30, 2004, our shareholders adopted our Share Option Plan (2004). Under the original terms of the Share Option Plan (2004) up to a maximum of 282,750 of our ordinary shares are reserved for issuance, subject to certain adjustments, upon the exercise of options granted to employees, directors, officers, consultants and service providers. In December 2007, the Board of Directors increased the number of our ordinary shares available for issuance under the Share Option Plan (2004) by 300,000. The Share Option Plan (2004) is administered by the board of directors, which designates the optionees, dates of grant, vesting periods and the exercise price of options. The options are non-assignable except by the laws of descent. Certain tax advantages apply to certain of our directors, officers and employees with respect to options granted to them under the Share Option Plan (2004). As of February 29, 2008, we have granted a total of 456,000 options under the Share Option Plan (2004), of which 70,000 options (30,000 at an exercise price of $2.53 and at a termination date of December 30, 2014 and 40,000 at an exercise price of $11.20 and at a termination date of the earlier to occur of: (a) January 24, 2016; and (b) the closing price of our shares falling below $5.60) were granted to Mr. Avi Eizenman, 30,000 options (at an exercise price of $2.53 and at a termination date of December 30, 2014) were granted to Mr. Yehuda Zisapel, 70,000 options (30,000 at an exercise price of $2.53 and at a termination date of December 30, 2014 and 40,000 (at an exercise price of $11.20 and at a termination date of the earlier to occur of: (a) January 24, 2016; and (b) the closing price of our shares falling below $5.60) were granted to Mr. Shaike Orbach, 30,000 options (at an exercise price of $2.53 and at a termination date of December 30, 2014) were granted to Ms. Einat Domb-Har and 30,000 options (at an exercise price of $2.53 and at a termination date of December 30, 2014) were granted to Mr. Ilan Kalmanovich. 17,000 of the options granted under the Share Option Plan (2004) were returned to the company due to certain employees who left their positions not exercising their options.

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

In December 2007 our Audit Committee and Board of Directors approved severance arrangements for each of Mr. Avi Eizenman (our Active Chairman of the Board of Directors) and Mr. Shaike Orbach (our President and Chief Executive Officer), which provide for extended notice provisions and severance payments in the event of termination. The arrangements were approved by our shareholders in January 2008.

Board Practices

Each of Yehuda Zisapel, Avi Eizenman and Shaike Orbach was elected to the board of directors most recently on September 23, 2007 to serve until the next Annual Shareholders’ Meeting. Messrs. Yehuda Zisapel and Avi Eizenman are both Founders of the Company, and have served as Directors since our inception in 1987. Our external directors Ms. Einat Domb-Har and Mr. Ilan Kalmanovich were elected to the board of directors on June 30, 2004 to hold office as external directors for a period of three years in accordance with Section 245(a) of the Companies Law – 1999. On September 23, 2007, the appointments of each of Ms. Einat Domb-Har and Mr. Ilan Kalmanovich as external directors were extended for additional three-year terms. None of the members of the board of directors is entitled to receive any severance or similar benefits upon termination of his or her service with the board of directors, except for Avi Eizenman, who also functions as the active Chairman of the board and Shaike Orbach, who also functions as President and Chief Executive Officer (See “Item 6. Directors and Senior Management – Compensation” above).

Board of Directors

Our Articles of Association provide for a board of directors of not less than two nor more than eight members. Each director (except external directors) is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Officers serve at the discretion of the board of directors. The Articles of Association of the Company provide that any director may, subject to the provisions of the Israeli Companies Law-1999 and the approval by the Board of Directors, appoint another person to serve as a substitute director and may cancel such appointment. Under the Israeli Companies Law-1999, a person who is already serving as a director will not be permitted to act as a substitute director. Additionally, the Israeli Companies Law-1999 prohibits a person from serving as a substitute director for more than one director. Appointment of a substitute director for a member of a board committee is only permitted if the substitute is a member of the board of directors and does not already serve as a member of such committee. If the committee member being substituted is an external director, the substitute may only be another external director who possesses the same expertise as the external director being substituted. The term of appointment of a substitute director may be for one meeting of the board of directors or for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the board of directors.

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

A person shall be qualified to serve as an external director only if he or she possesses “expertise in finance and accounting” or “professional qualifications”. At least one external director must posses expertise in finance and accounting.

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

A public company’s board of directors must evaluate the proposed external director’s expertise in finance and accounting, by considering, among other things, such candidate’s education, experience and knowledge in the following: (i) accounting and auditing issues typical to the field in which the company operates and to companies of a size and complexity similar to such company; (ii) the company’s independent public accountant’s duties and obligations; (iii) preparation of the company’s consolidated financial statements and their approval in accordance with the Companies Law and the Israeli Securities Law – 1961.

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

The declaration required by law to be signed by a candidate to serve as an external director must include a statement by such candidate concerning his or her education and experience, if relevant, in order that the board of directors may properly evaluate whether such candidate meets the requirements of having “expertise in finance and accounting” or being “professionally qualified” as set forth in the regulations. Additionally, the candidate should submit documents and certificates that support the statements set forth in the declaration.

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

The initial term of an external director is three years and may be extended for additional terms of three years. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment, violate their duty of loyalty to the company or are found by a court to be unable to perform their duties on a full time basis. External directors may also be removed by an Israeli court if they are found guilty of bribery, fraud, administrative offenses in a company or use of inside information. Each committee of a company’s board of directors must include at least one external director.

An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law-1999 and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director. Ms. Einat Domb-Har and Mr. Ilan Kalmanovich were elected to the board of directors as external directors on June 30, 2004 and were subsequently re-elected on September 23, 2007.

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

Internal Auditor

Under the Israeli Companies Law-1999, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether our actions comply with the law and orderly business procedure. Under the Israeli Companies Law-1999, the internal auditor may be an employee of the company but not an office holder (as defined in Item 10 below), or an affiliate, or a relative of an office holder or affiliate, and he or she may not be our independent accountant or its representative. Our board of directors appointed Fahn Kaneh Control Management Ltd. to be our internal auditor on April 26, 2005, according to the recommendation of the audit committee.

Employees

The number of employees over the last three financial years is set forth in the table below.

As of December 31	2005	2006	2007

Total Employees	47	55	67
Marketing, Sales, Customer Services	4	6	9
Research & Development	19	21	22
Manufacturing	18	22	28
Corporate Operations and Administration	6	6	8

As of February 29, 2008, we had 69 employees, including 11 in marketing, sales and customer services, 22 in research and development, 28 in manufacturing, and 8 in corporate operations and administration. All such employees, except for 1 employee in the United States, are based in Israel. We consider our relations with our employees excellent and have never experienced a labor dispute, strike or work stoppage. None of our employees is represented by a labor union. We do not employ a significant number of temporary employees, but we do use temporary employees from time to time, as necessary.

Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations including the Industrialists’ Associations are applicable to our Israeli employees by order of the Israeli Ministry of Labor. The laws principally concern the length of the work day, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums. See Note 10 of our consolidated financial statements.

Israeli law generally requires severance pay, which may be funded by managers’ insurance and/or a pension fund described below, upon the retirement or death of an employee or termination of employment without cause (as defined in the law). The payments to the managers’ insurance and/or pension fund in respect of severance pay amount to approximately 8.33% of an employee’s wages, in the aggregate. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 16% of an employee’s wages, of which the employee contributes approximately 62.5% and the employer contributes approximately 37.5%. In the past, National Insurance payments were made on salaries up to a specified ceiling, but this ceiling was cancelled for the period between June 2002 and July 2003.

A general practice followed by the Company, is the contribution of funds on behalf of most of its employees either to a fund known as managers’ insurance or to a pension fund, or to a combination of both. These funds provide a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay, if legally entitled, upon termination of employment. To the funds, each employee who agrees to participate contributes an aggregate amount equal to 5% of his base salary, and we contribute, in the aggregate, between 13.3% and 15.8% of the employee’s base salary.

Share Ownership

The following table sets forth, as of February 29, 2008, the number of Shares owned by officers, directors and senior management of the Company:

Name and Address	Number of Shares and Options Owned[1]	Percent of Outstanding Shares

Yehuda Zisapel	455,940	6.81%
Avi Eizenmann	248,315	3.63%
Shaike Orbach	*	*
Einat Domb Har	*	*
Ilan Kalmanovich	*	*
David Hendel	*	*
Eran Gilad	*	*
All directors and officers as a group	714,255	10.43%

* Denotes ownership of less than 1% of the outstanding shares.

See also “Item 6. Directors and Senior Management – Compensation.”

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The shareholders of the Company who beneficially own over 5% or more of each class of shares, as well as the number of shares owned and the percentage of outstanding shares owned by each, and additional information, is set forth below. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

1     The table above includes the number of shares and options that are exercisable within 60 days of February 29, 2008. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. To our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

Name of Shareholder	Number of Shares and Options Owned[2]	Percentage of Outstanding Shares	Any Significant Change in Past 3 Years

Yehuda Zisapel	455,940	6.81%	(467,783)
Zohar Zisapel	673,723	10.06%	(187,183)

As of December 31, 2007, there were approximately 19 record holders of ordinary shares, including approximately 12 record holders in the United States. Collectively, these 19 record holders held approximately 23% of the outstanding ordinary shares.

Related Party Transactions

Messrs. Yehuda and Zohar Zisapel are brothers and are our founders. Mr. Yehuda Zisapel currently serves as a Director on our board of directors. Messrs. Yehuda and Zohar Zisapel are also founders, directors and principal shareholders of several other corporations within the “Rad Group”, as described in “Item 6. Directors, Senior Management and Employees”.

There are other members of the Rad Group that are actively engaged in designing, manufacturing, marketing and supporting data communications products, none of which are currently the same as our products. Certain products of members of the Rad Group are complementary to, and may be used in connection with, our products. We and other members of the Rad Group also market certain of our products through the same distribution channels. Such products may, to a limited extent, compete with one another for the distributors’ time and efforts. Commencing in February 2004, we began to sub-lease space in Paramus, New Jersey, from Radcom Equipmet, Inc., an affiliated company. This sub-lease was in effect until January 31, 2006 and was renewed for additional one-year periods through January 31, 2009. Currently, the monthly rent payments for this space are approximately $500.

2     The table above includes the number of shares and options that are exercisable within 60 days of February 29, 2008. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. To our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

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

Except as indicated above, we do not directly currently compete with other members of the Rad Group and do not currently contemplate engaging in competition with any other member of the Rad Group in the future. However, opportunities to develop, manufacture or sell new products (or otherwise enter new fields) may arise in the future, which opportunities might be pursued by us or by one or more other members of the Rad Group to the exclusion of (or in competition with) other members of the Rad Group (including us). In the event that any such opportunity arises, the directors then in office will determine whether or not we should seek to pursue it. Any such determination will be based upon such factors as the directors then deem relevant. However, in making any such determination, the directors will be bound by their fiduciary duties to the Company (and to any other corporation or other person to whom they then owe a fiduciary duty).

On July 22, 2002, our audit committee and the Board of Directors approved an Indemnification Agreement with our directors and officers. Our shareholders approved the terms of this agreement in a General and Extraordinary Meeting held on January 7, 2004. In the March 2005 amendment to the Israeli Companies Law-1999, the instances in which a company may indemnify its officers and directors were broadened. In December 2007 each of our Audit Committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers so as to reflect this amendment. Our shareholders approved the terms of this new Indemnification Agreement in January 2008. The Agreement provides that our directors and officers will be exempt from liability in certain circumstances. The Agreement also provides for the indemnification by the Company for certain obligations and expenses imposed on the officer in connection with act performed in his or her capacity as an officer of the Company. This right to indemnification is limited, and does not cover, among other things, a breach of an officer’s duty of loyalty, a willful breach of an officer’s duty of care, or a reckless disregard for the circumstances or consequences of a breach of a duty of care. The right to indemnification also does not cover acts that are taken intentionally to unlawfully realize personal gain. The maximum amount of our liability under these Indemnification Agreements is currently $3,000,000.

We have maintained liability insurance for our directors and officers. On September 23, 2007 our shareholders approved the procurement of a policy, which provides for coverage of up to $4,000,000. All of our directors are parties to our Indemnification Agreements and are covered by our directors and officers insurance policy.

See also “Item 6. Directors and Senior Management – Compensation.”

Item 8.	FINANCIAL INFORMATION

Our consolidated financial statements and other financial information are included herein on pages F-1 through F-35.

Legal Proceedings

We are not a party to any material litigation and we are not aware of any pending or threatened litigation that would have a material adverse effect on us or our business.

Item 9.	THE OFFER AND LISTING

Markets and Share Price History

The primary trading market for our ordinary shares is the NASDAQ Global Market (previously NASDAQ National Market), where our shares have been listed and traded under the symbol SILC (previously SILCF) since February 11, 2008. Prior thereto, our shares were listed and traded on the NASDAQ Capital Market (previously known as the NASDAQ Small-Cap). The table below sets forth the high and low reported sales prices in dollars of our ordinary shares, as reported by NASDAQ during the indicated periods:

PERIOD	HIGH	LOW

LAST 6 CALENDAR MONTHS
February 2008	16.75	14.21
January 2008	15.08	9.28
December 2007	15.75	13.26
November 2007	15.95	11.95
October 2007	27.23	15.79
September 2007	28.24	22.12
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
Fourth Quarter 2007	27.23	11.95
Third Quarter 2007	28.24	17.10
Second Quarter 2007	26.74	16.42
First Quarter 2007	17.88	8.40
Fourth Quarter 2006	9.54	6.03
Third Quarter 2006	7.43	3.75
Second Quarter 2006	10.79	6.50
First Quarter 2006	12.46	6.58
FIVE MOST RECENT FULL FINANCIAL YEARS
2007	28.24	8.40
2006	12.46	3.75
2005	9.39	2.34
2004	3.21	1.67
2003	1.97	0.28

On December 27, 2005, our shares commenced trading on the Tel Aviv Stock Exchange in Israel under the symbol “SILC” (in Hebrew letters). The following table sets forth, for the periods indicated, the high and low reported sales prices, in NIS, of the ordinary shares on the Tel Aviv Stock Exchange:

PERIOD	HIGH	LOW

LAST SIX CALENDAR MONTHS
February 2008	59.80	51.00
January 2008	58.24	34.00
December 2007	60.60	52.00
November 2007	64.89	48.10
October 2007	108.90	62.98
September 2007	111.70	86.02
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
Fourth Quarter 2007	108.90	48.10
Third Quarter 2007	111.70	75.09
Second Quarter 2007	104.90	68.25
First Quarter 2007	74.94	36.31
Fourth Quarter 2006	41.00	27.01
Third Quarter 2006	32.40	20.16
Second Quarter 2006	49.50	30.21
First Quarter 2006	56.59	30.25
FIVE MOST RECENT FULL FINANCIAL YEARS
2007	111.70	36.31
2006	56.59	20.16
2005	41.25	39.99
2004	---	---
2003	---	---

Item 10.	ADDITIONAL INFORMATION

Memorandum and Articles of Association

Articles of Association

Our shareholders approved our Amended and Restated Articles of Association (“Articles”) on January 24, 2008. The objective stated in the Articles is to carry on any business and perform any act which is not prohibited by law.

We have currently outstanding only one class of shares, our Ordinary Shares, having a nominal value of NIS 0.01 per share. Holders of Ordinary Shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of a liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. No preferred shares are currently authorized.

Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place, either within or without the State of Israel, determined by the board of directors, upon 21 days’ prior notice to our shareholders or 35 days’ prior notice to the extent required under the regulations to the Israeli Companies Law-1999. In general, no business may be commenced at a general meeting until a quorum of two or more shareholders holding at least 33 1/3% of the voting rights is present in person or by proxy. Shareholders may vote in person or by proxy.

A simple majority is required to amend the articles of association of a company.

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

An extraordinary general meeting may be convened by demand of two directors or by written request of one or more shareholders holding at least 5% of our issued share capital and 1% of the voting rights or one or more shareholders holding at least 5% of the voting rights. Shareholders requesting a special meeting must include in their request all relevant information, including the reason that such subject is proposed to be brought before the special meeting.

The Israeli Companies Law-1999

We are subject to the provisions of the Israeli Companies Law-1999, which became effective on February 1, 2000. The Israeli Companies Law-1999 codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder, as defined in the Israeli Companies Law-1999, is a director, general manager, chief business manager, deputy general manager, vice general manager, executive Vice-President, Vice-President, another manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. Each person listed in the table in “Item 6. Directors, Senior Management and Employees” above is an office holder.

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

General Corporate Tax Structure

Israeli companies are subject to corporate tax at the rate of 31% of taxable income in the 2006 tax year, 29% in the 2007 tax year, 27% in the 2008 tax year, 26% in the 2009 tax year and 25% from 2010 tax year onward. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less.

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

An amendment to the Investment Law which came into effect as of April 1, 2005 (the “Amendment”) has significantly changed the provisions of the Investment Law. The Amendment determines criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the income of an Approved Enterprise will be derived from exports. Additionally, as explained below, the Amendment sets forth major changes in the manner in which tax benefits are awarded under the Investment Law whereby companies no longer require Investment Center approval (and Approved Enterprise status) in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Therefore the tax benefits granted to our Approved Enterprises under the Investment Law will generally not be subject to the provisions of the Amendment.

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

Tax benefits are available under the Amendment to production facilities and other eligible facilities, which are generally required to derive more than 25% of their business income from exports. In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a minimum amount specified in the Investment Law. Such investment may be made over a period of no more than three years, such period concluding at the end of the year in which the company requests to have the tax benefits apply to its Benefited Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In the case of an expansion of existing facilities, the minimum investment required in order to qualify as a Benefited Enterprise is determined as a certain percentage of the company’s production assets before the expansion.

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

Dividends paid out of income derived by a Benefited Enterprise, or out of dividends received from a company whose income is derived from a Benefited Enterprise, are generally subject to withholding tax at the rate of 15% or less under certain anti double-taxation treaties, such tax being deductible at source. The reduced withholding tax rate of 15% is limited to dividends and distributions out of income derived during the benefit period and actually paid at any time up to 12 years thereafter. A company qualifying for tax benefits under the Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend. The rate of the tax will be the rate which would have been applicable had the company not been tax exempt. Such tax rate is lower in the case of a qualified “Foreign Investors’ Company”.

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

We have selected and the Israeli Tax Authority has approved that the 2004 tax year and the 2006 tax year be our Year of Election, from which the period of benefits under the Investment Law commenced.

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

The terms of these grants prohibit the manufacture outside of Israel of the product developed in accordance with the program without the prior consent of the Research Committee of the OCS. Such approval, if granted, is generally subject to an increase in the total amount to be repaid to the OCS to between 120% and 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel.

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

    (b)        Amortization of expenses incurred in connection with certain public securities issuances over a three-year period.

    (c)        Accelerated depreciation rates on equipment and buildings.

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

Calculation of Results for Tax Purposes

The Israeli Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Investors’ Companies and Certain Partnerships and Determining Their Taxable Income) – 1986 provide that as a Foreign Investors’ Company (as defined in the Investment Law described above) is eligible to calculate its taxable income in accordance with these regulations, and therefore, if we elect to follow such regulations, our taxable income or loss is to be calculated in dollars. We have elected to apply these regulations and accordingly our taxable income or loss is calculated in dollars in the manner set forth in such regulations.

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

According to the 2006 Tax Reform, an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a “substantial shareholder” (generally a shareholder with 10% or more of the right to profits, right to nominate a director and voting rights) in the company issuing the shares. The tax rate for gains from publicly traded shares realized before January 1, 2006 was 15%.

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

Taxation of Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends (other than bonus shares or stock dividends) to Israeli individuals and foreign resident individuals and corporations we would be required to withhold income tax at the rate of 20% (25% if the shareholder holds 10% or more of the “means of control” of the company, as such term is defined by the law).  If the income out of which the dividend is being paid is attributable to an Approved Enterprise or Benefited Enterprise under the Investment Law, the rate is 15%.  A different rate may be provided for in a treaty between Israel and the shareholder’s country of residence.  Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise or Benefited Enterprise, then we are required to withhold income tax at a rate of 12.5% with respect to shareholders that are U.S. corporations and held at least 10% of our voting power in the 12 month period preceding the distribution of such dividends.

Residents of the United States will generally have taxes in Israel withheld at source. Such persons generally would be entitled to a credit or deduction for United States Federal income tax purposes for the amount of such taxes withheld, subject to limitations applicable to foreign tax credits.

Passive Foreign Investment Company Status under U.S. Federal Income Tax Law

In general, a non-U.S. corporation will be classified for U.S. tax purposes as a passive foreign investment company (hereafter also referred to as a “PFIC”) in any taxable year in which either (i) 75% or more of its gross income (including the pro-rata gross income of any company (U.S. or foreign) in which it is considered to own 25% or more of the ordinary shares by value) for the taxable year is passive income, or (ii) at least 50% of the average value of all of its gross assets (including the pro-rata fair market value of the assets of any company in which it is considered to own 25% or more of the ordinary shares by value) during the taxable year, calculated quarterly by value, produce, or are held for the production of, passive income. Passive income for these purposes includes items such as dividends, interest, royalties, rents and gains from commodities and securities transactions.

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

Interest Rate Risk

As of December 31, 2007 we did not have any short or long term interest bearing loans or debts, hence there was no exposure to interest rate risk.

Equity Price Risk

As of December 31, 2007 all of our marketable securities were held to maturity, hence there was no exposure to equity price risk.

Foreign Currency Exchange Risk

As of December 31, 2007 we had accounts receivable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $540,047. Market risk was estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the fair value of our accounts receivable would decrease by $49,095. As of December 31, 2007 we had accounts payable in New Israeli Shekels (NIS) linked thereto in the amount of $3,797,504. Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such decrease in the Dollar exchange rate, the fair value of our accounts payable would increase by $421,945.

In 2007 there was a decrease of 8.97% in the Dollar exchange rate which resulted in an aggregate increase in the fair value of our assets of $68,541 and an aggregate increase in the fair value of our liabilities of $323,515.

As of December 31, 2007 we were not engaged in any hedging transactions.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II.

Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.	CONTROLS AND PROCEDURES

        Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2007, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that the information required in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Item 15T.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective.

Management Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

        Management assessed our internal control over financial reporting as of December 31, 2007, the end of our fiscal year.  In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework.”

        Based on our assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2007 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. We reviewed the results of management’s assessment with the Audit Committee of our Board of Directors.

        Our independent registered public accounting firm, Somekh Chaikin, a member firm of KPMG International, has issued an audit report on the effectiveness of the Company’s internal control over financial reporting, which is included on page F-2 of this Form 20-F.

Inherent Limitations on Effectiveness of Controls

        Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitation, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Changes in Internal Control over Financial Reporting

        There was no change in our internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Item 16.	Reserved

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Einat Domb-Har is our audit committee financial expert, and that Ms. Domb-Har is independent as such term is defined under the Nasdaq Capital Market listing requirements.

Item 16B.	CODE OF ETHICS

Our company has adopted a code of ethics, which applies to all of our employees, officers and directors, including our Chief Executive Officer, our Chief Financial Officer and our principal accountant. A copy of the code of ethics is attached as an exhibit to this annual report.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2007 and 2006, audit-related services and tax services rendered by Somekh Chaikin, a member firm of KPMG International.

	2007	2006

Audit Fees(1)	$156,000	$70,000
Audit-Related Fees(2)	-	-
Tax Fees(3)	$18,000	$5,000
All Other Fees	-	-

(1) Audit fees consist of fees for professional services rendered for the audit of the Company’s consolidated financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2) Audit-Related Fees consist of accounting consultation and consultation on financial accounting standards, not arising as part of the audit.

(3) Tax services fees consist of compliance fees for the preparation of original and amended tax returns and claims for refunds.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III.

Item 17.	FINANCIAL STATEMENTS

Not applicable

Item 18.	FINANCIAL STATEMENTS

See pages F-1 to F-35.

Item 19.	EXHIBITS

1.1	Amended and Restated Articles of Association, adopted on January 24, 2008, filed by us as an Exhibit to our registration statement on Form S-8, as filed with the Securities and Exchange Commission on February 11, 2008, and incorporated herein by reference.

4.1.	Lease between the Company and Yaakov Metzkin and Dov Segev, for premises in Kfar Sava, Israel, dated November 1, 1994, and amendment dated March 17, 2002, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission on June 27, 2002, and incorporated herein by reference. As this lease and the amendment are written in Hebrew, a summary of each was included in the Exhibit.

4.2	Lease between the Company and Ground A.S. Ltd., for manufacturing facility in Yokneam, Israel, dated June 27, 2000. As this lease is written in Hebrew, a summary was filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001. It is incorporated herein by reference.

4.3	Lease between Silicom Connectivity Solutions, Inc. and RAD Data Communications Inc., for space in Mahwah, New Jersey, dated as of September 1, 1997, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001, and incorporated herein by reference.

4.4	Sublease Agreement between Silicom Connectivity Solutions, Inc. and Radcom Equipmet, Inc., for space in Paramus, New Jersey, dated as of February 1, 2004, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on June 30, 2004, and incorporated herein by reference.

4.5	Addendum to Lease dated June 27, 2000, dated as of May 5, 2005, between the Company, Ground A.S. Ltd., Shaarei Haeer Investment Company Ltd. and Kanyon HaDrachim No. 1 Yokneam Ltd. filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2004, as filed with the Securities and Exchange Commission on May 31, 2005, and incorporated herein by reference. As this addendum is written in Hebrew, a translation was included in the Exhibit.

4.6	U.S. Share Option Plan (2000), filed by us as an Exhibit to our registration statement on Form S-8, as filed with the Securities and Exchange Commission on February 11, 2008, and incorporated herein by reference.

4.7	Share Option Plan (2004), filed by us as an Exhibit to our registration statement on Form S-8, as filed with the Securities and Exchange Commission on February 11, 2008, and incorporated herein by reference.

8.	List of subsidiaries, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001, and incorporated herein by reference.

11.1	Code of Ethics.

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Opinion of McGladrey & Pullen, LLP, dated January 6, 2003, on the financial statements of Silicom Connectivity Solutions, Inc., for the two years ended December 31, 2001 and 2002, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on June 30, 2004, and incorporated herein by reference.

14.2	Opinion of McGladrey & Pullen, LLP, dated January 6, 2003, on the financial statements of Silicom Connectivity Solutions, Inc., for the year ended December 31, 2002 filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2004, as filed with the Securities and Exchange Commission on May 31, 2005, and incorporated herein by reference.

15.1	Consent of KPMG Somekh Chaikin, Independent Registered Public Accounting Firm.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICOM LIMITED By: /s/ Shaike Orbach —————————————— Shaike Orbach Chief Executive Officer

March 26, 2008

Silicom Ltd.

and its Consolidated Subsidiary

Consolidated
Financial Statements

As at and for the year ended
December 31, 2007

Silicom Ltd. and its Consolidated Subsidiary

Consolidated Financial Statements as at December 31, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Silicom Ltd.

We have audited the accompanying consolidated balance sheets of Silicom Ltd. and its subsidiary (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2007. We also have audited the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 2R to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for share-based compensation upon adoption of Financial Accounting Standards Board Statement 123(R), “Share-Based Payment”.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel-Aviv, Israel
March 25, 2008

Silicom Ltd. and its Consolidated Subsidiary

Consolidated Balance Sheets as of December 31

		2006	2007
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	3	4,513	14,216
Marketable securities	4	1,009	3,516
Accounts receivable:
Trade, net		3,277	6,545
Other	5	301	338
Inventories	6	3,739	4,078
Deferred tax assets	15H	46	73

Total current assets		12,885	28,766

Marketable securities	4	3,811	15,210

Assets held for employees' severance benefits	10	730	952

Property, plant and equipment, net	7	379	675

Other assets, net	8	48	39

Total assets		17,853	45,642

/S/ Avi Eizenman	/S/ Shaike Orbach	/S/ Eran Gilad

Avi Eizenman	Shaike Orbach	Eran Gilad
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Kfar-Saba, Israel
March 25, 2008

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Consolidated Subsidiary

Consolidated Balance Sheets as of December 31

		2006	2007
	Note	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable		2,481	2,997
Other accounts payable and accrued expenses	9	971	1,715

Total current liabilities		3,452	4,712

Long-term liability
Liability for employees' severance benefits	10	1,220	1,596

Total liabilities		4,672	6,308

Commitments and contingencies	11

Shareholders' equity	12
Ordinary shares, NIS 0.01 par value; 10,000,000 shares
authorized; 5,213,600 and 6,585,847 issued as at
December 31, 2006 and 2007, respectively;
5,198,629 and 6,570,876 outstanding as at
December 31, 2006 and 2007, respectively		16	20
Additional paid-in capital		11,858	31,727
Treasury shares (at cost) - 14,971 ordinary shares as at
December 31, 2006 and 2007		(38)	(38)
Retained earnings		1,345	7,625

Total shareholders' equity		13,181	39,334

Total liabilities and shareholders' equity		17,853	45,642

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Consolidated Subsidiary

Consolidated Statements of Income for the Year Ended December 31

		2005	2006	2007
	Note	US$ thousands Except for share and per share data

Sales	13	10,876	16,118	26,784
Cost of sales		6,507	9,827	16,094

Gross profit		4,369	6,291	10,690

Operating expenses
Research and development costs, gross		1,561	1,820	2,208
Less: grant participation	11A	(98)	-	-

Research and development costs, net		1,463	1,820	2,208

Selling and marketing expenses		903	1,105	1,537
General and administrative expenses		695	980	1,189

Total operating expenses		3,061	3,905	4,934

Operating income		1,308	2,386	5,756
Financial income, net	14	14	167	956

Income before income taxes		1,322	2,553	6,712

Income tax expense (benefit)	15	-	(46)	432

Net income		1,322	2,599	6,280

Income per share:
Basic income per ordinary share		0.311	0.506	1.026

Diluted income per ordinary share		0.303	0.487	0.995

Weighted average number of ordinary
shares used to compute basic income
per share (in thousands)		4,256	5,138	6,122

Weighted average number of ordinary
shares used to compute diluted income
per share (in thousands)		4,364	5,341	6,309

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Consolidated Subsidiary

Consolidated Statements of Changes in Shareholders' Equity

	Ordinary shares		Additional paid-in capital	Treasury shares	Retained earnings (accumulated deficit)	Total shareholders' Equity
	Number of shares(1)	US$ thousands

Balance at
January 1, 2005	4,198,579	14	5,638	(38)	(2,576)	3,038

Exercise of options	137,500	-	312	-	-	312
Net income	-	-	-	-	1,332	1,332

Balance at
December 31, 2005	4,336,079	14	5,950	(38)	(1,254)	4,672

Exercise of options	62,550	-	202	-	-	202
Issuance of shares and
warrants (2)	800,000	2	5,563	-	-	5,565
Share-based compensation	-	-	143	-	-	143
Net income	-	-	-	-	2,599	2,599

Balance at
December 31, 2006	5,198,629	16	11,858	(38)	1,345	13,181

Exercise of options	205,800	1	569	-	-	570
Exercise of warrants	291,447	1	2,471	-	-	2,472
Issuance of shares and
warrants (2)	875,000	2	16,778	-	-	16,780
Share-based
compensation	-	-	51	-	-	51
Net income	-	-	-	-	6,280	6,280

Balance at
December 31, 2007	6,570,876	20	31,727	(38)	7,625	39,334

(1) Net of 14,971 shares held by the subsidiary
(2) Net of issuance cost of US$ 405 thousand in 2006 and, in 2007 US$ 1,192 thousand, less income tax benefit of US$ 35 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Consolidated Subsidiary

Consolidated Statements of Cash Flows for the Year Ended December 31

	2005	2006	2007
	US$ thousands

Cash flows from operating activities
Net income	1,322	2,599	6,280

Adjustments required to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	149	179	277
Liability for employees' severance benefits, net	46	46	154
Income from marketable securities	(18)	(46)	(683)
Share-based compensation expense	-	143	51
Deferred tax assets	-	(46)	(27)
Accounts receivable - trade	(1,654)	(882)	(3,268)
Accounts receivable - other	(116)	143	(204)
Inventories	(1,000)	(745)	(339)
Trade accounts payable	1,012	461	516
Other accounts payable and accrued expenses	300	149	911

Net cash provided by operating activities	41	2,001	3,668

Cash flows from investing activities
Purchases of property, plant and equipment	(200)	(257)	(564)
Proceeds from maturity of marketable securities	537	500	4,571
Purchases of marketable securities	-	(5,274)	(17,794)

Net cash provided by (used in) investing activities	337	(5,031)	(13,787)

Cash flows from financing activities
Short-term bank credit	500	(500)	-
Issuance of shares and warrants	-	5,565	16,780
Exercise of options and warrants	312	202	3,042

Net cash provided by financing activities	812	5,267	19,822

Increase in cash and cash equivalents	1,190	2,237	9,703

Cash and cash equivalents at beginning of year	1,086	2,276	4,513

Cash and cash equivalents at end of year	2,276	4,513	14,216

Supplementary cash flow information
Cash paid during the year for:
Interest expenses	29	38	54

Income taxes	15	17	51

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 1 – General

Silicom Ltd. is an Israeli corporation engaged in designing, manufacturing, marketing and supporting server networking solutions for a broad range of servers and server based systems. It also offers a broad range of its traditional PC cards, PCI cards and USB products.

The Company’s shares have been traded in the United States on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”), since February 1994 and in Israel on the Tel Aviv Stock Exchange (“TASE”), since December 2005.

Silicom markets its products directly, through (i) Original Equipment Manufacturers (“OEMs”) which sell the Company’s connectivity products under their own private labels or incorporate the Company’s products into their products, (ii) a worldwide network of independent distributors and (iii) its US-based subsidiary.

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

Substantially all sales of the Company are made outside of Israel (see Note 13A regarding geographical destination), in US dollars (“dollars”). Most purchases of materials and components, and most marketing costs are made or incurred, primarily in dollars. Therefore, the functional currency of the Company is the dollar.

Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (SFAS) No. 52, “Foreign Currency Translations”, of the Financial Accounting Standards Board of the United States (“FASB”).

All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in earnings when they arise.

B.	Principles of consolidation

The consolidated financial statements have been prepared in accordance with principles generally accepted in the United States of America and include the accounts of Silicom Ltd. and its wholly- owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

C.	Estimates and assumptions

The preparation of the consolidated financial statements in accordance with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting years. Actual results may vary from these estimates.

D.	Cash and cash equivalents

All highly liquid debt instruments with original maturities of three months or less from the date of purchase are considered to be cash equivalents.

E.	Marketable securities

Investments which the Company has the intent and ability to hold to maturity are classified as held-to-maturity investments as defined in SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and are recorded at amortized cost adjusted for the amortization or accretion of premiums or discounts.

A decline in the market value of any held-to-maturity security below cost, that is deemed to be other than temporary, results in a write down of the carrying amount to fair value. The impairment is charged to earnings and a new cost basis is established.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Such amortization and accretion is included in the Financial income, net line item in the consolidated statements of income.

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

As of December 31, 2006 and 2007, the provision for doubtful accounts receivable amounted to US$ 20 thousand.

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

Property, plant and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful life of the assets at the following annual rates:

%

Manufacturing and research and development equipment	20 - 33
Motor vehicles	15
Office furniture and equipment	6 - 20
Leasehold improvements	*

*	Leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the assets.

J.	Other assets

Other assets consists of a patent. The cost of the patent is amortized by the straight-line method over the estimated useful life of the asset. The remaining life of the patent at December 31, 2007 is four years.

K.	Impairment or disposal of long-lived assets

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell.

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

Royalty bearing participations from the Government of Israel for funding research and development activities are recognized at the time the Company is entitled to such grants based on the related cost incurred. See also Note 11A.

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

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of income in the period that includes the enactment date. The Company provides a valuation allowance to reduce deferred tax assets to the extent it believes it is more likely than not that such benefits will not be realized.

Beginning with the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48) as of January 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Additional disclosure on FIN 48 is included in Note 15J.

R.	Share-based compensation

Effective January 1, 2006, the Company adopted FASB Statement No. 123(R), “Share-Based Payment” (Statement 123(R)). This statement replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation” (Statement 123) and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. Statement 123(R) requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost to be measured at the fair value of the award. This Statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation cost on a prospective basis. Under this method, the Company recorded stock-based compensation expense for awards granted prior to, but not yet vested as of January 1, 2006, using the fair value amounts determined for pro-forma disclosures under Statement 123. For stock-based awards granted after January 1, 2006, the Company recognizes compensation expense based on estimated grant date fair value using the Black-Scholes option-pricing model.

Prior to January 1, 2006, the Company followed Statement 123 which permitted entities to recognize as an expense over the vesting period, the fair value on the date of grant of all stock-based awards. Alternatively, SFAS 123 allowed entities to continue to apply the provisions of APB Opinion No. 25 and related interpretations and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value based method defined in SFAS 123 had been applied. The Company elected to apply the intrinsic value-based method prescribed in APB Opinion No. 25 for its stock compensation to employees and directors and provide the pro-forma disclosure provisions of Statement 123, as amended by Statement 148, “Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of Statement No. 123".

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

R.	Share-based compensation (cont’d)

As such, the Company computed and recorded compensation expense for grants whose terms were fixed with respect to the number of shares and option price only if the market price on the date of grant exceeded the exercise price of the stock option. The compensation cost for the fixed plans was recorded over the period the employee performs the service to which the stock compensation relates.

The following table shows the effect on net income per ordinary share as if the Company had applied the fair value recognition provisions of SFAS 123:

Year ended December 31 2005
US$ thousands

Net income, as reported	1,322
Deduct: share-based compensation expense under fair value method	(155)

Pro forma income	1,167

Basic net income per ordinary share (US$):
As reported	0.311

Pro-forma	0.274

Diluted net income per ordinary share (US$):
As reported	0.303

Pro-forma	0.267

S.	Income per share

Basic and diluted income per ordinary share is presented in conformity with Statement No. 128, “Earnings Per Share”, for all years presented. Basic income per ordinary share is calculated by dividing the net income attributable to ordinary shares, by the weighted average number of ordinary shares outstanding. Diluted income per ordinary share calculation is similar to basic income per ordinary share except that the weighed average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares from options and warrants had been exercised.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

S.	Income per share (cont’d)

The following table summarizes information related to the computation of basic and diluted income per ordinary share for the years indicated.

	Year ended December 31
	2005	2006	2007

Net income attributable to ordinary shares
(US$ thousands)	1,322	2,599	6,280

Weighted average number of ordinary shares outstanding
used in basic income per ordinary share calculation	4,255,979	5,138,172	6,121,591

Add assumed exercise of outstanding dilutive potential
ordinary shares	108,415	203,815	187,877

Weighted average number of ordinary shares outstanding
used in diluted income per ordinary share calculation	4,364,394	5,341,987	6,309,468

Basic income per ordinary shares (US$)	0.311	0.506	1.026

Diluted income per ordinary shares (US$)	0.303	0.487	0.995

Number of options and warrants excluded
from the diluted earnings per share calculation
because of anti-dilutive effect	146,700	400,000	229,687

T.	Recent accounting pronouncements

In February 2007, the FASB issued FASB statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities- including an amendment of FASB No. 115”(Statement 159). Statement 159 gives the company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. Statement 159 is effective for the Company’s 2008 fiscal year. The Company believes that the adoption of Statement 159 will not have a material impact on the Company’s financial condition, results of operations and cash flow.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

T.	Recent accounting pronouncements (cont’d)

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurement”(Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures. The statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In February 2008, the FASB approved FSP 157-2, which grants a one-year deferral of Statement 157‘s fair-value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The Company believes that the adoption of Statement 157 will not have a material impact on the Company’s financial condition, results of operations and cash flow.

In December 2007, the FASB issued FASB Statement No. 141R, “Business Combinations”(Statement 141R) and FASB Statement No. 160, “Noncontrolling Interests in Consolidated Finacial Statements- an amendment to ARB No. 51” (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Company believes that the adoption of Statements 141R and 160 will not have a material impact on the Company’s financial condition, results of operations and cash flow.

U.	Concentrations of credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, marketable securities and trade receivables. Cash and cash equivalents balances of the Company, which are subject to credit risk, consist of cash accounts held with major financial institutions. Concentrations of credit risk with respect to trade receivables are limited due to the Company’s diverse customer base and their wide geographical dispersion. The Company closely monitors extensions of credit and has never experienced significant credit losses.

V.	Reclassifications

Certain prior year amounts have been reclassified to the current year presentation. Such reclassifications did not have any impact on the Company’s shareholders’ equity or net income.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 3 – Cash and Cash Equivalents

	December 31
	2006	2007
	US$ thousands

Cash	1,772	2,464
Cash equivalents *	2,741	11,752

	4,513	14,216

*	Deposits in bank as at December 31, 2006 and 2007 carrying interest of 5.04% and 4.88%, respectively.

Note 4 – Marketable Securities

As at December 31, 2006 and 2007, investment securities consist of corporate debt securities and US government agencies (“the Bonds”), which the Company classified as “held-to-maturity”.

The amortized cost, gross unrealized losses and fair value of the Bonds by major interest type were as follows:

	December 31, 2006
	Amortized cost	Gross unrealized holding losses	Fair value
	US$ thousands

Up to 5%	2,987	(38)	2,949
5.01% - 6%	1,833	(30)	1,803

	4,820	(68)	4,752

	December 31, 2007
	Amortized cost	Gross unrealized holding losses	Fair value
	US$ thousands

Up to 5%	803	-	803
5.01% - 5.3%	17,923	(96)	17,827

	18,726	(96)	18,630

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 4 – Marketable Securities (cont’d)

Maturities of the Bonds were as follows as at December 31, 2007:

	Amortized cost	Fair value
	US$ thousands

Current maturities	3,516	3,490
Due after one year through 2.33 years	15,210	15,140

	18,726	18,630

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007, were as follows:

	Less than 12 months		12 months or more		Total
Held to maturity	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value

Corporate and US Government
Agencies debt securities	56	15,844	40	2,786	96	18,630

The unrealized losses on the investments were caused by interest rate increases. The Company has the ability and intent to hold these investments until maturity, therefore, these investments are not considered other than temporary impaired.

Note 5 – Accounts Receivable – Other

	December 31
	2006	2007
	US$ thousands

Income tax receivable	153	-
VAT	60	128
Income receivable	13	29
Advanced to suppliers	24	78
Other	51	103

	301	338

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 6 – Inventories

	December 31
	2006	2007
	US$ thousands

Raw materials and components	1,265	1,585
Products in process	2,397	2,402
Finished products	77	91

	3,739	4,078

Note 7 – Property, Plant and Equipment, Net

	December 31
	2006	2007
	US$ thousands

Machinery and equipment	1,676	2,145
Motor vehicles	46	46
Office furniture and equipment	241	261
Leasehold improvements	151	220

Property, plant and equipment	2,114	2,672

Accumulated depreciation	(1,735)	(1,997)

	379	675

Depreciation expense for the years ended December 31, 2005, 2006 and 2007 was US$ 140 thousand, US$ 170 thousand and US$ 268 thousand, respectively.

Note 8 – Other Assets, Net

	December 31
	2006	2007
	US$ thousands

License fee for patent costs	150	150
Accumulated amortization	(102)	(111)

	48	39

Amortization expense for each of the years ended December 31, 2005, 2006 and 2007 was US$ 9 thousand. Estimated amortization expense for each of the next four years is US$ 9 thousand per year.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 9 – Other Accounts Payable and Accrued Expenses

	December 31
	2006	2007
	US$ thousands

Employee benefits	490	693
Provision for vacation pay	245	342
Royalty payable	1	14
Income tax payable	-	280
Other	235	386

	971	1,715

Note 10 – Liabilities for Employees’ Severance Benefits

A.	Under Israeli law and labor agreements, Silicom is required to make severance payments to retired or dismissed employees and to employees leaving employment in certain other circumstances.

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

B.	The expenses recorded in respect of the provision for employee severance payments for the years ended December 31, 2005, 2006 and 2007 were US$ 74 thousand, US$ 189 thousand and US$ 291 thousand, respectively.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 11 – Commitments and Contingencies

A.	Royalty commitments

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

The Company’s total outstanding contingencies in respect of royalty-bearing participations received or accrued, net of royalties paid or accrued before interest, amounted to approximately US$ 2,990 thousand as at December 31, 2007 (US$ 3,003 thousand as at December 31, 2006).

B.	Lease commitments

The premises and facilities occupied by the Company are leased under various operating lease agreements. Furthermore, the Company has entered into several operating lease agreements for motor vehicles in Israel.

The agreements are in New Israeli Shekel (NIS) or linked to the dollar or to the Israeli Consumer Price Index.

The minimum future rental payments under the above leases at exchange rates in effect on December 31, 2007, are as follows:

US$ thousands

Year ended December 31
2008	441
2009	153
2010	74

Rental expenses under the lease agreements for the years ended December 31, 2005, 2006 and 2007 were US$ 136 thousand, US$ 142 thousand and US$167 thousand, respectively.

C.	Credit line

The Company has one line of credit provided to it by Bank Hapoalim (approximately US$ 150 thousand). The Bank Hapoalim is allowed to cancel or change the line of credit with no notice. As at December 31, 2007, this credit line has not been used.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 11 – Commitments and Contingencies (Cont’d)

D.	Bank guarantee

The Company has provided a bank guarantee to a third party in respect of certain future rental payments in the amount of US$66 thousand. The guarantee has been provided for one year and is renewed each year according to the contract terms and conditions. The guarantee may be exercised by the third party subject to the terms in the rental agreement between the Company and the third party.

Note 12 – Shareholders’ Equity

A.	Share capital and warrants

1.	On January 25, 2006, the Company completed a public offering of ordinary shares and warrants (Series 1) in Israel on the Tel-Aviv Stock Exchange. The Company issued a total of 10,000 units at a price of NIS 2,771.20 (approximately US$ 600) per unit, with each unit comprising 80 shares and 40 warrants. Each warrant is exercisable into one ordinary share until January 31, 2008 at an exercise price per share of NIS 39.84 (equivalent to US$ 8.64) calculated on the date on the exercise of such warrant.

Net proceeds to the Company from the offering were approximately US$ 5.6 million at the time of the sale, net of US$ 405 thousand of issuance costs. Any exercise of warrants in the future would contribute additional proceeds to the Company. Neither the shares, warrants nor the shares issuable upon exercise of warrants have been registered under the US Securities Act of 1933, as amended.

As at December 31, 2007, approximately 291 thousand warrants (Series 1) were exercised. As a result, net proceeds to the Company from those warrants were approximately US$ 2.5 million.

2.	In May 2007, the Company conducted a private placement, pursuant to which the Company issued to certain “accredited investors” and “qualified institutional purchasers” 875,000 ordinary shares at a purchase price of US$20.50 per share and warrants to purchase up to 218,750 ordinary shares at an exercise price of US$28.25 per share. The warrants issued to the investors will expire in July 2010. Net proceeds from the private placement were approximately US$16.8 million, net of US$1.2 million of issuance costs. In addition, the Company issued to the placement agents warrants to purchase up to an aggregate of 10,937 ordinary shares on the same terms as the warrants issued to the investors.

As at December 31, 2007, no warrants were exercised into shares related to this issuance.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 12 – Shareholders’ Equity (Cont’d)

B.	Stock options to employees and directors

1.	In 1993 the Board of Directors of Silicom adopted the Share Option Plan covering up to 88,676 options at a conversion rate of 1: 1, to be granted to certain of its employees and consultants. In June 1997 the Board of Directors of Silicom expanded the number of options covered by this plan by 211,324 options to 300,000 options. In April 2002, the Board of Directors expanded the number of options covered by this plan by 200,000 options to 500,000 options. The Share Option Plan is administered by the Board of Directors, which designates the options and dates of grant. The price of shares to be issued under this plan is equal to the market price of Silicom shares on the date upon which the options were granted. The options are for a 10-year term and are non-assignable except by the laws of succession.

2.	In 1994 the Board of Directors of Silicom approved a Directors Share Incentive Option Plan (1994) (the Directors Plan) covering up to 200,000 options at a conversion rate of 1:1.

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

3.	In October 2000, the Board of Directors of Silicom adopted the Silicom Ltd. US Share Option Plan (2000) (the “US Plan”). The US Plan provides that options may be granted to any officer, consultants and certain other present and future employees and directors of Silicom and its subsidiary. Under the terms of the US Plan, up to a maximum of 200,000 ordinary shares of Silicom are reserved for issuance, subject to certain adjustments. The exercise price of the options granted under the US Plan shall be not less than 100 percent (or, in the case of a grant to a holder of more than 10% of Silicom’s outstanding shares, 110 percent) of the fair market value of the ordinary shares subject to the option on the date the option is granted. The vesting period of the options is subject to the discretion of the Board. The term of the option shall not exceed 10 years from the date that the option was granted (or five years, in the case of optionees who hold more than 10% of Silicom’s outstanding shares).

4.	On July 21, 2004, the Board resolved, subject to shareholder approval that was given on December 30, 2004, to adopt the Share Option Plan (2004) (the “2004 Plan”) and to cancel any authorized share capital of the Company that had been previously reserved and unexercised under the 1993 and 1994 plans, which was not then allocated under such plans or which would become unallocated from time to time as outstanding options expire or are forfeited collectively (the “Cancelled Reserve”). At July 21, 2004, the Cancelled Reserve consisted of 282,750 authorized Ordinary Shares of the Company.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 12 – Shareholders’ Equity (cont’d)

B.	Stock options to employees and directors (cont’d)

The 2004 Plan, covers up to 582,750 options at a conversion rate of 1:1 to be granted to Israeli employees and directors. Option grants to employees under the 2004 Plan, including, terms of vesting and the exercise price are subject to the Board of Director’s approval. Option grants to directors are subject to the approvals of the Audit Committee, Board of Directors and shareholders. The term of the options shall not exceed 10 years from the date that the option was granted.

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

The fair value for option grants is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2005, as no options were granted during 2006 and 2007.

2005

Risk-free interest rate (1)	3.6%
Expected dividend yield	0.0%
Average expected volatility (2)	109.66%
Weighted average expected life	3 years

(1)	Risk-free interest rate represents risk free US$ zero-coupon Government Bonds at time of grant.
(2)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 12 – Shareholders’ Equity (cont’d)

B.	Stock options to employees and directors (cont’d)

The following table summarizes information regarding stock options as at December 31, 2007:

	Options outstanding and exercised
Exercise price US$	Number of options	Weighted average remaining contractual life (in years)

0.90	1,950	4.07
2.25 - 2.53	53,600	7.00
3.19 - 5.75	116,600	2.84

	172,150

The aggregate intrinsic value of options outstanding as of December 31, 2006 and 2007 is $2,158 thousand and $1,629 thousand, respectively. The aggregate intrinsic value of options excisable as of December 31, 2006 and 2007 is $2,036 thousand and $1,629 thousand, respectively.

The total intrinsic value of options exercised during the year ended December 31, 2006 and 2007, is $445 thousand and $3,300 thousand, respectively.

The intrinsic value of the options at the date of grant is zero.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 12 – Shareholders’ Equity (cont’d)

B.	Stock options to employees and directors (cont’d)

The stock option activity under the abovementioned plans is as follows:

	Number of options	Weighted average exercise price	Weighted average grant date fair value
		US$	US$

Balance at January 1, 2005	728,500
Granted	20,000	3.19	2.16
Forfeited	(159,000)	2.53 - 5.75	3.11
Exercised	(137,500)	2.28	1.07

Balance at December 31, 2005	452,000
Forfeited	(11,500)	2.50	2.06
Exercised	(62,550)	3.22	2.75

Balance at December 31, 2006	377,950
Exercised	(205,800)	2.79	2.41

Balance at December 31, 2007	172,150

During 2006 and 2007, the Company recorded share-based compensation expenses. The following summarizes the allocation of the stock-based compensation expenses:

	Year ended December 31
	2006	2007
	US$ thousands	US$ thousands

Cost of sales	4	2
Research and development costs	36	13
Selling and marketing expenses	20	8
General and administrative expenses	83	28

	143	51

As of December 31, 2007, there was no unrecognized compensation cost and all options are fully vested. The total grant date fair value of options vested during the year ended December 31, 2007, was US$ 26 thousand (2006 – US$ 169 thousand).

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 13 – Sales

A.	Information on sales by geographic distribution:

Sales are attributed to geographic distribution based on the location of the customer.

	Year ended December 31
	2005	2006	2007
	US$ thousands

United States	8,337	11,550	20,041
Europe	1,471	1,978	2,012
Rest of the world	1,068	2,590	4,731

	10,876	16,118	26,784

B.	Sales to single customers exceeding 10% of sales:

Customer "A"	1,229	*	*
Customer "B"	1,072	*	*
Customer "C"	2,065	3,156	7,438

*	Less than 10% of sales.

Note 14 – Financial Income (Expenses), Net

	Year ended December 31
	2005	2006	2007
	US$ thousands

Interest income	35	313	1,085
Exchange rate differences, net	8	(108)	(69)
Interest expenses on borrowings and bank charges	(29)	(38)	(60)

	14	167	956

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 15 – Taxes on Income

A.	Measurement of results for tax purposes under the Israeli Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) – 1986

As a “foreign invested company” (as defined in the Israeli Law for the Encouragement of Capital Investments-1959), the Company’s management has elected to apply Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) – 1986 from January 1, 2002. Accordingly, its taxable income or loss is calculated in US Dollars.

B.	Israel tax reform

On July 25, 2005, the Israeli Parliament passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) – 2005. This Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 – 31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter the “Law”)

1.	Rates

a.	The Company has been granted for its first investment program an “Approved Enterprise” status in 1988 under the Law. For this program, the Company has elected to be taxed under the alternative benefits method, whereby the Company waives grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from this first investment program was tax-exempt until 1997.

b.	The Company’s program for expansion of its “Approved Enterprise” in Yokneam was approved in September 1995. As the Company elected to apply the alternative benefits method for this program, the Company was entitled to a tax exemption with respect to the additional income derived from that expansion for ten years. In June 1995, the Israeli Tax Authorities and the Company have agreed that for the purpose of determining the Company’s tax liability, the Company’s taxable income deriving from the “Approved Enterprise” sources will be allocated to its manufacturing plant and to its research and development center, according to a formula based on the net costs plus royalties of the research and development center and the Company’s level of annual taxable income. The tax exemption of the manufacturing plant expired in 2006 and tax benefits allocated to the research and development center expired in 2004.

The final report as to the completion of investments under this program was final approved by the Investment Center in October 2001.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 15 – Taxes on Income (cont’d)

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter the “Law”) (cont’d)

1.	Rates (cont’d)

c.	In the event of distribution by the Company of cash dividends out of its retained earnings that were tax exempt due to the “Approved Enterprise” status, the Company would be subject to a 25% corporate tax on the amount distributed, and a further 15% withholding tax would be deducted from the amount distributed to the shareholders.

d.	Should the Company derive income from sources other than the “Approved Enterprise” during the relevant period of benefits, such income will be taxable at the regular corporate tax rates for the applicable year.

2.	Accelerated depreciation

The Company is entitled to claim accelerated depreciation for a period of five years in respect of property, plant and equipment of an “Approved Enterprise”. The Company has not utilized this benefit to date.

3.	Conditions for entitlement to the tax benefits

Entitlement to the tax benefits of the Company’s “Approved Enterprise” is dependent upon the Company fulfilling the conditions stipulated by the Law and the regulations published thereunder, as well as the criteria set forth in the approval for the specific investment in the Company’s “Approved Enterprise”.

In the event of failure to comply with these conditions, the tax benefits may be canceled, and the Company may be required to refund the amount of the cancelled benefits, with the addition of linkage differences and interest. As of the date of these financial statements, the Company believes it is in compliance with these conditions.

4.	Amendments to the Law

On March 30, 2005, the Israeli Parliament approved a reform of the above Law. The primary changes are as follows:

(a)	Companies that meet the criteria of the Alternate Path of tax benefits will receive those benefits without prior approval. In addition, there will be no requirement to file reports with the Investment Center. Companies will be required to notify the Israeli Tax Authorities regarding the implementation of the Alternate Path of tax benefits. Audits will take place via the Israeli Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 15 – Taxes on Income (cont’d)

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter the “Law”) (cont’d)

4.	Amendments to the Law (cont’d)

(b)	Tax benefits of the Alternate Path include lower tax rates or no tax depending on the area and the path chosen, lower tax rates on dividend income and accelerated tax depreciation.

(c)	In order to receive the tax benefits in the Grant Path or the Alternate Path, the “Industrial Company” must contribute to the economic independence of Israel’s economy in one of the following ways:

1.	Its primary activity is in the Biotechnology or Nanotechnology fields and pre-approval is received from the head of research and development at the Office of the Chief Scientist;

2.	Its revenue from a specific country is not greater than 75% of its total revenues that year;

3.	25% or more of its revenues are derived from a specific foreign market of at least 12 million residents.

(d)	Upon the establishment of an “Approved Enterprise”, an investment of at least NIS 300 thousand in production machinery and equipment within three years is required.

(e)	For an expansion, a company is required to invest within three years the higher of NIS 300 thousand in production machinery and equipment or a certain percentage of its existing production machinery and equipment.

The amendments to the Law do not retroactively apply for investment programs having an “Approved Enterprise” approval certificate from the Investment Center issued up to December 31, 2004. Therefore, the amendments do not impact an existing “Approved Enterprise” that received prior written approval. The new tax regime shall apply for a new “Approved Enterprise” and for an “Approved Enterprise” expansion for which the elected year is 2004.

In respect to the abovementioned amendments to the Law, the Company selected the tax years 2004 and 2006 as the years of election and received the Israeli Tax Authorities’pre-ruling acknowledging 2004 and 2006 as the years of election. Additionally, the Israeli Tax Authorities’ pre-ruling granted a formula to determine allocation of the Company’s taxable income that will be subject to different tax rates as allowed under the amendments to the Law.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 15 – Taxes on Income (cont’d)

D.	Tax benefits under the Israeli Law for Encouragement of Industry (Taxes), 1969

The Company considers that it currently qualifies as an “Industrial Company” under the above Law. As such, it is entitled to certain tax benefits, mainly the right to deduct share issuance costs over three years for tax purposes in the event of a public offering, and to deduct purchases of know-how and patents over an eight-year period for tax purposes.

E.	Tax assessments

The Company received final tax assessments for all years up to and including the tax year ended December 31, 2001.

F.	Taxation of the subsidiary

At December 31, 2007, the Company’s subsidiary had approximately US$ 557 thousand net operating loss carryforwards for US federal income tax reporting purposes, which will expire through 2024. In addition, at December 31, 2007, the subsidiary had approximately US$ 391 thousand net operating loss carryforwards for state income tax reporting purposes, which will expire through 2012.

G.	Income before income taxes and income tax expense (benefit) included in the consolidated statements of income

	Year ended December 31
	2005	2006	2007
	US$ thousands

Income before income taxes:
Israel	1,305	2,542	6,671
Foreign jurisdiction	17	11	41

	1,322	2,553	6,712

Income tax expense (benefit)

Current taxes:
Israel	-	-	424
Foreign jurisdiction	-	-	-

	-	-	424

Deferred taxes:
Israel	-	(42)	15
Foreign jurisdiction	-	(4)	(7)

	-	(46)	8

Total	-	(46)	432

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 15 – Taxes on Income (cont’d)

H.	Deferred income taxes

1.	Most of Silicom’s income is tax exempt due to the “Approved Enterprise” status granted to its production facilities. Silicom has decided to permanently reinvest the amount of the said tax-exempt income, and not to distribute such income as dividends.

2.	The tax effects of significant items comprising the Company’s deferred tax assets are as follows:

	December 31 2006	December 31 2007
	US$ thousands	US$ thousands

Deferred tax assets:
Accrued employee benefits	130	170
Research and development costs	50	158
Tax loss carryforwards	248	120
Other	1	85

Total gross deferred tax assets	429	533
Less: valuation allowance	(383)	(460)

Net deferred tax assets	46	73

The net change in valuation allowance for the years ended December 31, 2005, 2006 and 2007 was a decrease of US$ 605 thousand and US$ 1,298 thousand, and an increase of US$ 77 thousand, respectively.

Subsequently recognized tax benefits related to the valuation allowance for deferred tax assets, as of December 31, 2007, will be allocated as follows:

US$ thousands

Income tax benefit that would be reported
in the consolidated statements of income	391
Additional paid-in capital	69

460

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 15 – Taxes on Income (cont’d)

H.	Deferred income taxes (cont’d)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment.

Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2007. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

I.	Reconciliation of the statutory tax expense (benefit) to actual income tax expense (benefit)

	Year ended December 31
	2005	2006	2007
	US$ thousands

Income before income taxes	1,322	2,553	6,712

Statutory tax rate	34%	31%	29%

Computed expected tax	449	791	1,946

Increase (decrease) in taxes resulting from:
Non-deductible operating expenses	11	13	121
Prior year adjustments	-	-	(31)
Change in valuation allowance	(605)	(1,298)	8
Tax effect due to "Approved Enterprise" status	-	359	(1,612)
Other	145	45	-

Income tax expense (benefit)	-	(46)	432

J.	Accounting for uncertainty in income taxes

FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109. This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 15 – Taxes on Income (cont’d)

J.	Accounting for uncertainty in income taxes (cont’d)

The Company and its subsidiary adopted the provisions of FIN 48 as of January 1, 2007, and there was no material effect on the financial statements. As a result, the Company and its subsidiary did not record any cumulative effect adjustments related to adopting FIN 48.

As of January 1, 2007 and for the twelve-month period ended December 31, 2007, the Company and its subsidiary did not have any unrecognized tax benefits. In addition, the Company and its subsidiary do not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company and its subsidiary account for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of January 1, 2007 and for the twelve-month period ended December 31, 2007, no interest and penalties related to unrecognized tax benefits had been accrued.

The Company and its subsidiary file income tax returns in Israel and in the US. The Israeli tax returns of the Company are open to examination by the Israeli tax authorities for the tax years beginning in 2002. The US tax returns of the US subsidiary are open to examination by the US tax authorities for tax years beginning in 2004.

Note 16 – Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, trade and other receivables, assets held for severance benefits and trade accounts payable. The carrying amounts of these financial instruments, except for marketable securities, approximate fair value because of the short maturity of these investments.

The fair value of marketable securities is presented in Note 4 to these consolidated financial statements.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 17 – Subsequent Events

A.	In January 2008, approximately 108 thousand stock option certificates (Series 1), which were due to expire on January 31, 2008, were exercised. As a result, net proceeds to the Company were approximately US$ 900 thousand.

B.	On January 24, 2008 the Company granted, in the aggregate, 200,000 options to certain of its directors and employees under its Share Option Plan (2004) and US Share Option Plan (2000). The exercise price per share of each stock option is US$11.20. The stock option (vested and unvested) shall expire, by their terms, on the earlier to occur of: (a) the eighth anniversary of the Grant Date (i.e. January 24, 2016); or (b) the closing price of the Company’s Ordinary Shares falling below fifty percent (50%) of the exercise price (i.e. US$5.60) at any time after January 24, 2008.

C.	Since February 11, 2008, the Company’s shares have been traded on the NASDAQ Global Market (prior thereto they were traded on the NASDAQ Capital Market).