Form 20-F
period 2008-12-31
SILICOM LTD
filed 2009-03-23
CIK 916793

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

6,694,063

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

        Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

        Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this fling:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

        If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

This annual report on Form 20-F includes certain "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934. The use of the words "projects," "expects," "may," "plans" or "intends", or words of similar import, identifies a statement as "forward-looking." There can be no assurance, however, that actual results will not differ materially from our expectations or projections. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this report at Item 3 titled "Risk Factors."

As used herein or any in any document incorporated by reference hereto, the "Company", "Silicom Ltd.", "Silicom", "Registrant", "we", "us", or "our" refers to Silicom Ltd. and its subsidiary.

We have prepared our consolidated financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States. All references herein to "dollars" or "$" are to United States dollars, and all references to "Shekels" or "NIS" are to New Israeli Shekels.

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.	KEY INFORMATION

Selected Financial Data

The selected data presented below under the captions "Consolidated Statements of Operations Data" and "Consolidated Balance Sheets Data" for and as of the end of each of the years in the five-year period ended December 31, 2008, are derived from our audited consolidated financial statements. The consolidated financial statements as of December 31, 2007 and 2008, and for each of the years in the three-year period ended December 31, 2008, and the report thereon, are included elsewhere in this annual report. The selected data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto, which are set forth in Item 18 - "Financial Statements" and the other financial information appearing elsewhere in this annual report.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

	Year Ended December 31 In US$ Thousands
	2004	2005	2006	2007	2008

Sales	$4,559	$10,876	$16,118	$26,784	$25,554
Cost of sales	2,999	6,507	9,827	16,094	15,405

Gross profit	1,560	4,369	6,291	10,690	10,149

Research and development
costs, gross	1,596	1,561	1,820	2,208	3,048

(Less) grant participation	(145)	(98)	-	-	-

Research and development
costs, net	1,451	1,463	1,820	2,208	3,048
Selling and marketing expenses	718	903	1,105	1,537	2,093
General and administrative
expenses	614	695	980	1,189	1,427

Total operating expenses	2,783	3,061	3,905	4,934	6,568

Operating income (loss)	(1,223)	1,308	2,386	5,756	3,581

Financial income (expenses),
net	(17)	14	167	956	1,188

Income (loss) before taxes on
income	(1,240)	1,322	2,553	6,712	4,769

Income tax expenses (benefit)	-	-	(46)	432	124

Net income (loss)(1)	(1,240)	1,322	2,599	6,280	4,645

Income (loss) per share
Basic income (loss) per
ordinary share	$(0.30)	$0.31	$0.51	$1.03	$0.69

Diluted income (loss) per
ordinary share	$(0.30)	$0.30	$0.49	$1.00	$0.69

Weighted average number of
ordinary shares used to
compute basic income (loss)
per share (in thousands)	4,190	4,256	5,138	6,122	6,685

Weighted average number of
ordinary shares used to
compute diluted income (loss)
per share (in thousands)	4,190	4,364	5,341	6,309	6,780

(1) Net income is after deduction of taxes on income, which have been reduced by virtue of tax benefits to which the Company is entitled in its capacity as an “Approved Enterprise” under Israeli law. As such, the Company was required to pay taxes in a reduced effective rate. The Company selected the 2004 tax year and the 2006 tax year as its Year of Election, from which the period of benefits under the Investment Law are to commence. See Note 15C to the Financial Statements and “Item 10” – Additional Information – Taxation.”

	AS OF DECEMBER 31, IN US$ THOUSANDS, EXCEPT PER SHARE DATA
	2004	2005	2006	2007	2008

Consolidated Balance Sheets Data:
Total assets	$5,525	$9,045	$17,853	$45,642	$51,974
Total current liabilities	$1,530	$3,342	$3,452	$4,712	$4,735
Long-term liability	$957	$1,031	$1,220	$1,596	$1,905
Shareholders' equity	$3,038	$4,672	$13,181	$39,334	$45,334
Capital stock	$14	$14	$16	$20	$20
Number of ordinary shares
issued (1)	4,213,550	4,351,050	5,213,600	6,585,847	6,709,034

(1) Including 14,971 held by our subsidiary.

The table below sets forth the high and low NIS to U.S. Dollar exchange rates for each period, as published by the Bank of Israel:

	HIGH	LOW

February 2009	4.191	4.012
January 2009	4.065	3.783
December 2008	3.990	3.677
November 2008	4.022	3.752
October 2008	3.879	3.465
September 2008	3.635	3.396

The table below sets forth, for the five more recent full financial years, the average NIS to U.S. Dollar exchange rates for each period, calculated by using the average of the exchange rates on the last day of each month for each period, as published by the Bank of Israel:

2008	3.568
2007	4.085
2006	4.442
2005	4.503
2004	4.483

The NIS to U.S. Dollar exchange rate on February 27, 2009, as published by the Bank of Israel, was NIS 4.162.

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

Our current business is based almost in its entirety on our Multi-Port Gigabit-Ethernet Server Adapter product line and the majority of our revenue is generated from such product line. We expect that in the foreseeable future we will continue to be dependent on this line of products for most of our revenue due the nature of our business. We also sell legacy products, however, the volume of sales of legacy products and the revenues generated from such sales is very low and is diminishing. Although we sold legacy products throughout 2007, 2008 and in the first months of 2009, we believe that the contribution of such products to our revenues in the foreseeable future will be negligible. We cannot assure you that revenue generated from our Multi-Port Gigabit-Ethernet Server Adapters will reach or exceed historical levels in any future period. A decrease in the price of, or demand for, any of these products, or a significant increase in our costs of manufacturing them could have a material adverse effect on our business, results of operations and financial condition.

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

We sell our Multi-Port Gigabit-Ethernet Server Networking Adapters (including our Bypass Adapters) mainly to original equipment manufacturers, or OEMs. The decision making process of our OEM customers includes several time consuming processes, resulting from the critical importance of our products in their systems. They need to define the required configuration of their server system/appliance, derive the need and type of adapters, evaluate adapters, intensively test and qualify adapters and then (or in parallel) negotiate the terms for a purchase. It may therefore take 12 months or more from the time we first contact a prospective customer before such customer implements our cards in its system constituting what is known as a Design Win. Additionally, once a Design Win is secured, our sales of these products typically involve significant capital investment decisions by prospective end customers, as well as a significant amount of time to educate such end customers as to the benefits of systems and appliances that include our products. As a result, before purchasing systems and appliances which include our products (and consequently facilitating sales of our products), companies spend a substantial amount of time performing internal reviews and obtaining capital expenditure approvals, consequently lengthening the period of time required for a Design Win to mature into consistent sales. These long sales cycles make it difficult to predict when and to what extent discussions with potential customers will materialize into sales and could cause our revenue and operating results to fluctuate widely from period to period. In addition, our allocation of significant resources to potential sales opportunities that do not materialize into sales could have a material adverse effect on our business, results of operations and financial condition.

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

Our sales and marketing strategy is to develop and maintain strategic relationships with leading OEMs in the servers industry and server-based systems industry, which integrate our products into their systems. These OEMs are not within our control, are not obligated to purchase our products, and may select other products that may compete with our lines of products. A reduction in their sales efforts or discontinuance of sales of our products by our OEMs could lead to reduced sales and could materially adversely affect our operating results. Use of OEMs also entails the risk that they will build up inventories in anticipation of a growth in sales. If such growth does not occur as anticipated, such OEMs may substantially decrease the amount of products ordered in subsequent quarters or discontinue product orders. The termination or loss of one of our key OEMs or several OEMs at approximately the same time, without being able to compensate this loss with sales to other OEM customers might have a material adverse effect.

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

The loss of a significant customer may have a material adverse effect on us.

We depend on a small amount of customers for our products, our top three customers accounted for 44% of our revenues in 2008. We expect that a small number of customers will continue to account for a significant portion of our revenues for the foreseeable future. Loss or cancellation of business from, significant changes in deliveries to, or decreases in the prices of services sold to, one or more of our key customers has, in the past, significantly reduced our revenues for a reporting period and could, in the future, harm our margins, financial condition and business.

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

We conduct extensive research, development and engineering activities. Our efforts emphasize the development of new products, cost reduction of current products, and the enhancement of existing products, generally in response to rapidly changing customer preferences, technologies and industry standards. Although throughout 2004-2007 we recorded growing sales of our latest lines of products, Multi-Port Gigabit-Ethernet Server Networking Adapters and Bypass Adapters and in 2008 we recorded sales of approximately $25.5 million, we cannot guarantee the continued success of these products, that they will be widely accepted by the marketplace or that any of our development efforts will result in commercially successful products, that such products will be released in a timely manner or that we will be able to respond effectively to technological changes or new product announcements by others.

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

Our products are based on networking controllers which are manufactured by either Broadcom or Intel. In order to design our products we need to receive information that enables us to design products with the use of such controllers. There can be no assurance that we will continue to receive all the information required for designing products with the use of new controllers continuously released by both Intel and Broadcom. Intel is our competitor and Broadcom may also compete with our products. Such competition may also affect their decisions regarding the sharing of information with us. The inability to obtain such information may adversely affect our ability to develop new products required by our OEMs and by the industry in which we operate.

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

We may assume liabilities, incur amortization expenses related to intangible assets or realize large and immediate write-offs in connection with future acquisitions. In addition, the future valuation of these acquisitions may decrease from the market price paid by us, which may result in the writing-off, or impairment, of the relevant assets. In addition, our operation of any acquired or merged businesses, technologies or assets could involve numerous risks, including:

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

Substantially all of our international sales are denominated in U.S. dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions, and changes in tariffs and freight rates. In 2008, due to the devaluation of the U.S. dollar against the NIS, our dollar costs in Israel increased. Our dollar costs in Israel will increase further to the extent that inflation in Israel exceeds the devaluation of the NIS against the dollar, if the timing of such devaluation lags behind inflation in Israel or if the dollar devalues against the NIS.

If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences.

We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including our pro-rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro-rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. If we were to be a PFIC, and a U.S. Holder does not make an election to treat us as a “qualified electing fund,” or QEF, or a “mark-to-market” election, “excess distributions” to a U.S. Holder, and any gain recognized by a U.S. Holder on a disposition or our ordinary shares, would be taxed in an unfavorable way. Among other consequences, our dividends, to the extent that they constituted excess distributions, would be taxed at the regular rates applicable to ordinary income, rather than the 15% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation, and certain “interest” charges may apply. In addition, gains on the sale of our shares would be treated in the same way as excess distributions. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory provisions, it is unclear whether we would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset our passive income in the calculation of gross income. As a result of our substantial cash position, if the value of our shares declines, there is a substantial risk that we will be classified as a PFIC under the asset test described above. There can be no assurance that we will not be classified as a PFIC by the U.S. Internal Revenue Service. In light of the uncertainties described above, no assurance can be given that we will not be a PFIC in any year. A U.S. Holder who makes a QEF election is taxed currently on such holder’s proportionate share of our earnings. If the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, however, it might be too late for a U.S. Holder to make a timely QEF election, unless the U.S. Holder qualifies under the applicable Treasury regulations to make a retroactive (late) election. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to exceptions for U.S. Holders who made a timely QEF or mark-to-market election, or certain other elections. We do not currently intend to prepare or provide the information that would enable you to make a Qualified Election Fund election. Accordingly, our shareholders are urged to consult their tax advisors regarding the application of PFIC rules.

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

Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and the Arab countries in the region. This state of hostility has varied in degree and intensity over time. There has also been conflict and unrest between Israel, the Palestinian Authority and certain terrorist groups operating within the Palestinian Authority and Lebanon. A significant increase in violence began in September 2000 and has continued with varying levels of severity through 2008, the most severe of which was Israel’s war with the Hizbullah militant group in July and August of 2006. While the armed confrontation in 2006 and previous hostilities did not have a material adverse impact on our business, we cannot guarantee that hostilities will not be renewed and have such an effect in the future. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Since many of our facilities are located in Israel, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

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

The volatility in the securities markets discussed above and its effect on high-technology companies may have a ripple effect on our performance. In the downturn which the markets experienced beginning in 2001, technology companies dealing in communications and computers were severely affected and some were forced to cease operations. We felt the effects of this downturn in 2001 through 2003. Currently we are affected by the downturn in the economic markets which began in 2008, posing a risk to industries based on technology as well as the overall economy. We can give no assurance that our results will not be affected on a going forward basis by the current downturn and by any future downturns.

General economic conditions may adversely affect the Company’s results.

Current uncertainty in global economic conditions, including the recent disruption in financial and credit markets, pose a risk to the overall economy that could impact demand for our and our customers’ products, as well as our ability to manage commercial relationships with our customers, suppliers and creditors. If the current situation continues or worsens, our business could be negatively impacted, including such areas as reduced demand for our products and services, or supplier or customer disruptions, which could reduce our revenues or our ability to collect our accounts receivable and have a material adverse effect on our financial condition and results of operations.

We may experience a further decline in our share price and there is no guarantee that our share price will rise at all

Our share price has taken a fall during the current uncertainty in global economic conditions and we expect it to continue to be affected by such uncertainty to the extent that it continues. We cannot assure you that our share price will recover in the coming fiscal year.

Our investment portfolio may be impaired by disruptions in the financial and credit markets.

Our investment portfolio currently consists of corporate debt securities and securities of US government agencies, which the Company classified at December 31, 2008 as “held-to-maturity”. As of December 31, 2008, we hold approximately $25 million in corporate debt securities and securities of US government agencies.

Due to recent significant disruptions in the financial and credit markets, corporate debt securities in our portfolio are subject to a possible increased risk of default due to bankruptcy, lack of liquidity, operational failure or other factors affecting the issuers of those securities.  In addition, securities in our portfolio are subject to other risks, such as credit, liquidity, market and interest rate risks, which may be exacerbated by the recent market disruptions. We may be required to adjust the carrying value of our investment securities due to a default, lack of liquidity or other event, if the event constitutes an impairment which is considered to be other-than-temporary. As of December 31, 2008, we were not required to adjust the carrying value of our investment securities since there were no other-than-temporary impairments.

This loss would be recorded in our consolidated statement of operations which could materially adversely impact our consolidated results of operations and financial condition.

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

In 2002, we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end Multi-Port server networking cards, which in the past had contributed to our sales growth and which we expect to continue being the principal driver of our sales growth in the coming years. In November and December of 2003 we secured our first Design Wins for these new products. Since that time we have identified the server-based network appliances market and specifically the server-based security appliances and WAN (Wide Area Network) optimization appliances within such market as demonstrating a strong demand for our products. We have added to our product lines networking products which include special functionalities called Bypass Adapters for the server based appliances and have received significant orders for both our Bypass Adapters and our non-Bypass adapters. We secured additional Design Wins throughout 2004-2008. Several of these Design Wins were from leading companies engaged in a number of industries.

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

In January 2006, we completed an offering and sale of 10,000 units in Israel, composed of 800,000 of our ordinary shares and 400,000 warrants, pursuant to a prospectus filed with the Israeli Securities Authority and TASE. Each warrant sold in the offering was exercisable into one of our ordinary shares until January 31, 2008 at an exercise price in NIS equivalent to $8.64 calculated on the date of exercise of such warrant. The sale of units resulted in net proceeds of approximately $5.6 million. As of January 31, 2008 (i.e. the expiration date of the warrants), 399,934 warrants were exercised, resulting in additional proceeds of approximately $3.5 million in the aggregate. The offering and sale of the units pursuant to the January 2006 prospectus was made only in Israel and was not intended for the public in the United States or any other country. All purchasers of securities pursuant to the January 2006 prospectus were deemed to have stated that they are not “U.S. Persons” as defined in Regulation S under the Securities Act of 1933, or the Securities Act, that they did not purchase securities for the benefit of any U.S. Person and that they were not present in the United States at the time the request for purchase of the securities was submitted. A similar statement was required from anyone requesting to exercise warrants purchased in the offering. The January 2006 prospectus and the securities offered thereunder are subject to Israeli law. The January 2006 prospectus was not filed with the Securities Exchange Commission and the securities offered thereunder are not registered in accordance with the Securities Act. We have not assumed any obligation to register any of the securities offered under the January 2006 prospectus, in accordance with the Securities Act.

In May 2007, we conducted a private placement, pursuant to which we issued to certain “accredited investors” and “qualified institutional purchasers” 875,000 ordinary shares at a purchase price of $20.50 per share and warrants to purchase up to 218,750 ordinary shares at an exercise price of $28.25 per share. The warrants issued to the investors will expire in July 2010. Net proceeds from the private placement were approximately $16.8 million, net of $1.2 million of issuance costs. We issued to the placement agents warrants to purchase up to an aggregate of 10,937 ordinary shares on the same terms as the warrants issued to the investors. As of February 27, 2009 no warrants were exercised into shares related to that issuance.

Business Overview

We are currently active in the product line of high-end server networking cards with and without bypass (server adapters), which is described in greater detail below. These are products for which we are leveraging our expertise in networking and operating systems and facilitating improved connectivity for servers by increasing the number of ports on the server adapters and by adding bypass and other special functionality for security appliances, WAN (Wide Area Network) optimization appliances and other network appliances. In 2006, we launched a new product line of encryption acceleration server adapters. Revenues from this line in 2007 and in 2008 were not significant. In 2008, we extended the line of 10Gbps products by adding cards with and without bypass, with a variety of interfaces. Revenues from this product line are not yet substantial but are rising.

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

Principal Markets

The principal markets in which we compete are set forth more particularly in, and are incorporated by reference to Note 13 to the consolidated financial statements set forth in Item 18 of this annual report. In 2006, 2007 and 2008, approximately 12%, 7% and 8%, respectively, of our sales were in Europe, 72%, 75% and 66%, respectively, were in North America, and 16%, 18% and 26%, respectively, were in other countries. Our main business is not seasonal, and we believe that there are sufficient sources and raw materials available to sustain it.

Sales and Marketing

Over the last few years, our sales and marketing has been carried out through a network of strategic relationships with leading original equipment manufacturers which sell our products, generally as a part of their systems and sometimes under their own private labels. Our current original equipment manufacturer customers are mostly active in the security appliances market, WAN optimization market, other network appliances markets (such as load balancing and traffic management), storage market, general servers market and other server based applications. They are referred to in this report as OEMs, or OEM customers. Our strategy of carrying out strategic relationships with OEM customers continues to be the strategy under which we operate. We believe that these relationships enable us to take advantage of the superior financial resources and market presence of these companies to increase our sales and establish, maintain and strengthen our position and reputation in the market. In addition, we believe that relationships with OEMs improve access to new technologies developed by such OEMs, thereby ensuring smooth integration of our products and technology with those of the OEMs. In furtherance of this strategy, in 2005-2008 we entered into additional strategic arrangements with additional OEMs and continued recording Design Wins from OEMs who purchase our products. Revenues from sales of our products to OEM customers in 2008 constituted approximately 99% of our revenues. We expect the percentage of our revenues that is derived from sales of connectivity products to OEM customers to continue being approximately 99% as we continue to focus our efforts on our server adapter products, which are sold mostly to OEMs. As such, the loss of some of our OEM customers may have a material adverse effect on our operations and financial results and we cannot assure you that we will be able to enter into strategic relationships with OEMs in the future. Our other non-OEM products are marketed directly, through our U.S.-based subsidiary and through a network of independent distributors. Normal payment terms of our OEM customers are up to 90 days net. Substantially all of our international sales are denominated in U.S. dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions and changes in tariffs and freight rates. We have experienced no material difficulties to date as a result of these factors.

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

Research and Product Development

Since we commenced operations, we have conducted extensive research, development and engineering activities. Our efforts emphasize the development of new products, cost reduction of current products, and the enhancement of existing products, generally in response to rapidly changing customer preferences, technologies and industry standards. During 2003-2008 we fully matured our Multi-Port line of Server Adapter products and further invested in the development of other products including development of cards incorporating bypass functionality, addition of a full line of PCI-Express cards based on both chipsets we used for the PCI-X based cards, supplementing a line of PCI-Express bypass cards and adding a line of ROHS compliant cards for PCI-X cards (as PCI-Express cards were originally designed to be ROHS compliant). During 2006 we launched a new product line of high-performance encryption cards designed to improve the throughput of internet security appliances and network gateways. The products improve the performance of networking appliances by independently executing encryption tasks, thereby accelerating the encryption process and freeing the CPUs of such appliances for other activities. During 2007, we enhanced our offering of encryption cards by adding a line of encryption products which is based on a second chipset manufacturer, positioning ourselves again (just like with the networking adapters) as an independent supplier which is able to deliver such cards based on chipsets delivered by the leaders in this industry. In addition, during 2007, we developed a line of stand-alone bypass solutions which allow the use of our solutions even where the networking component of the solution is already present. Also, during 2007, we worked to develop a series of 10Gbps adapters, based both on Intel chips and on Broadcom chips. In 2008, we continued to focus our efforts on the 10Gbps series, and we currently have the following families of 10Gbps cards: 1. Our main family of 10Gbps cards consists of 10Gbps adapters with and without bypass, with both Intel and Broadcom controllers, including several interface options (such as XFP, CX4, SFP+ and 10GbaseT). 2. The family of redirector cards, which was launched during 2008, which integrates intelligent packet filtering, multi-port connectivity and automated bypass on a single networking card. Furthermore, during 2008, due to market demand we added two more stand-alone bypass units: 1. Entry level bypass switch 1/10Gbps, directed at power failure bypass. 2. High end 10Gbps intelligent bypass switch with self generating heartbeat and versatile monitoring and control options.

We cannot assure you that any of our development efforts will result in commercially successful products, that such products will be released in a timely manner or that we will be able to respond effectively to technological changes or new product announcements by our competitors.

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

Organizational Structure

We have one wholly owned subsidiary, which is incorporated in the United States, under the name Silicom Connectivity Solutions, Inc. Two of our founders, Messrs. Yehuda and Zohar Zisapel, are also founders, directors and principal shareholders of several other corporations. See Item 7. “Major Shareholders and Related Party Transactions”.

Property, Plant and Equipment

We do not own any real property, but we lease property at three locations. Our executive offices and research and development facilities are located in Kfar Sava, Israel. The original term of our lease with respect to such space expired on October 31, 1998 and was renewed for additional one-year periods through October 31, 2007. In November 2007, we signed a lease agreement extending the term of the lease for our Kfar Sava offices until December 31, 2008 and in December 2008, we extended the lease further until December 31, 2009. The facility is 665 square meters in size and we currently pay a monthly rent of approximately $7,500.

We conduct our manufacturing from a facility in Yokneam, Israel. In December 31, 2008, we did not renew our lease for the facility we were leasing in Yokneam since 2000, but instead signed a new lease and, as of January 2009, moved to a new facility in Yokneam. This facility is 900 square meters in size, and the monthly rent payments are approximately $10,000. The lease is for a period of two years, ending in December 31, 2010, with an option to renew the lease for an additional period of three years.

Commencing in February 2004, we began to sub-lease office space in Paramus, New Jersey, from an affiliate. This sub-lease was in effect until January 31, 2006 and was renewed for additional one-year periods through January 31, 2010. Currently, the monthly rent payments for this space are approximately $500. See “Item 7 – Major Shareholders and Related Party Transactions.”

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

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

Silicom was incorporated in Israel and commenced operations in 1987. We have traditionally been engaged in the design, manufacture, marketing and support of connectivity solutions for computers. In the years 2000 and 2001, we leveraged the IP developed in this area for use in the broadband internet access market. In late 2002, we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end server networking cards. We made initial sales of these products to a number of customers during 2003 and recorded growing sales of these products throughout 2004-2007, and in 2008 we recorded sales of approximately $25.6 million. We primarily sell our products through original equipment manufacturers and, to a lesser extent, through independent distributors (on a non-exclusive basis).

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

—	Inventories – Inventories are stated at the lower of cost or market. Cost is determined using the “average-cost” method. We write down obsolete or slow moving inventory to its market value.

—	Marketable securities – We account for investments which we intend and are able to hold to maturity, that are classified as held-to-maturity investments as defined in SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. A decline in the market value of any held-to-maturity security below cost, that is deemed to be other than temporary, results in a write down of the carrying amount to fair value. The impairment is charged to earnings and a new cost basis is established. To determine whether impairment is other than temporary, we consider whether there is an ability and intent to hold the investment until market price recovers and whether evidence indicating that the cost of the investment can be recovered outweighs evidence to the contrary. Evidence considered in this respect includes reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to the end of the year, forecasted performance of the investee, and the general market condition in the geographic area or industry in which the investee operates.

—	Allowance for doubtful accounts – Trade receivables are recorded less the related allowance for doubtful accounts receivable. We consider accounts receivable to be doubtful when it is probable that we will be unable to collect all amounts, taking into account current information and events regarding our customers’ ability to repay their obligations. The balance sheet allowance for doubtful debts is determined as a specific amount for those accounts the collection of which is uncertain. We perform our estimates regarding potential doubtful debts based on payment history and correspondence with our customers, and based on new information we receive about the customers’ financial situation. As of December 31, 2008, the allowance for doubtful debts was $20 thousand.

—	Deferred Taxes – We account for income taxes under Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income taxes” (SFAS No. 109). Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred taxes assets to the amount expected to be realized. Valuation allowances in respect of deferred taxes were recorded in respect of the following matters:

■	Deferred tax assets that, as we believe, are more likely than not to be realized. In assessing the potential of realization of deferred tax assets, we consider projected future taxable income and tax planning strategies.

■	Carry forward tax losses – As of December 31, 2008, our subsidiary had federal carry forward tax losses of approximately $598 thousand to be realized through 2028 and New Jersey state carry forward tax losses of approximately $460 thousand to be realized through 2014. There is no assurance that these carry forwards will be realized.

■	Taxes, which may apply upon the realization of investments in consolidated subsidiaries and affiliated companies – currently there is no intention to realize such investments.

Deferred tax assets and liabilities are classified as current or non-current items in accordance with the nature of the assets or liabilities to which they relate. When there are no underlying assets or liabilities the deferred tax assets and liabilities are classified in accordance with the period of expected reversal. Income tax expenses represent the tax payable for the period and the changes during the period in deferred tax assets and liabilities. As of December 31, 2008, the deferred tax assets were $444 thousand.

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

As of January 1, 2008 and for the twelve months ended December 31, 2008, the Company and its subsidiary did not have any unrecognized tax benefits. In addition, the Company and its subsidiary do not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

—	Impairment or disposal of long lived assets – We account for long-lived assets in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is being determined using discounted cash flow models. Assets to be disposed would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell.

—	Accounting for Stock-Based Compensation – Effective January 1, 2006, the Company adopted FASB Statement No. 123(R), “Share-Based Payment” (SFAS No. 123(R)). This statement replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123) and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB Opinion No. 25). SFAS No. 123(R) requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost to be measured at the fair value of the award. This Statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation cost on a prospective basis. Under this method, the Company recorded stock-based compensation expense for awards granted prior to, but not yet vested as of January 1, 2006, using the fair value amounts determined for pro-forma disclosures under SFAS No. 123. For stock-based awards granted prior to January 1, 2006 and vested after January 1, 2006, the Company recognizes compensation expense based on estimated grant date fair value using the Black-Scholes option-pricing model. The share-based awards granted after January 1, 2008, include features that are not supported by the Black and Scholes valuation model, such as expiration date to occur if the closing price of the Shares falling below 50% of grant date Share price, therefore for share-based awards granted after January 1, 2008, the Company recognizes compensation expense based on estimated grant date fair value using the Monte Carlo option-pricing model.

Recently Enacted Accounting Pronouncements Not Yet Adopted

In December 2007, the FASB issued FASB Statement No. 141R, “Business Combinations” (Statement 141R) and FASB Statement No. 160, “Non controlling Interests in Consolidated Financial Statements– an amendment to ARB No. 51" (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, non controlling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company believes adopting Statement 141R and Statement 160 will not have a material impact on its results of operations and financial position.

In May 2008, the FASB issued FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). The Company does not expect the adoption of SFAS 162 to have a material impact on its consolidated results of operations and financial position.

In June 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.” This EITF Issue provides guidance on the determination of whether such instruments are classified in equity or as a derivative instrument. The Company will adopt the provisions of EITF 07-5 on January 1, 2009. The Company does not expect the adoption of EITF 07-5 to have a material impact on its consolidated results of operations and financial position.

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

Year Ended December 31,

	2006	2007	2008

Sales	100%	100%	100%

Cost of sales	61.0	60.1	60.3

Gross profit	39.0	39.9	39.7

Research and development costs	11.3	8.2	11.9

Selling and marketing expenses	6.8	5.7	8.2

General and administrative expenses	6.1	4.4	5.6

Operating Income	14.8	21.5	14.0

Financial income, net	1.0	3.5	4.7

Income before income taxes	15.8	25.0	18.7

Income tax expenses (benefit)	(0.3)	1.7	0.5

Net Income	16.1	23.3	18.2

Sales in 2008 decreased by 4.6% to $25,554 thousand compared to $26,784 thousand in 2007, primarily due to the global downturn and the difficult market environment, and to a reduction in the orders of the Company’s largest customer. Such reduction in orders is attributed to changes in the appliance configuration of the customer, which began offering the Company’s copper BYPASS cards as an optional add-on rather than as a standard component.

Sales in 2007 increased by 66.2% to $26,784 thousand compared to $16,118 thousand in 2006, mainly due to Design Wins which matured during 2007 and due to additional Design Wins that were secured, all of which were related to our line of Server Adapters.

Gross profit in 2008 was $10,149 thousand compared to $10,690 thousand in 2007. Gross profit as a percentage of sales in 2008 was 39.7%, compared to 39.9% in 2007. Our gross profit is largely dependent on the mix of products we sell during a specific year. The slightly lower gross profit percentage in 2008 was primarily a result of such a change to the mix of sold products and the continued weakening of the US Dollar compared to the New Israeli Shekel.

Gross profit in 2007 was $10,690 thousand compared to $6,291 thousand in 2006. Gross profit as a percentage of sales in 2007 was 39.9%, compared to 39.0% in 2006. Our gross profit is largely dependent on the mix of products we sell during a specific year. The slightly higher gross profit percentage in 2007 was primarily a result of such a change to the mix of sold products.

Research and development expenses in 2008 increased by 38.0% to $3,048 thousand compared to $2,208 thousand in 2007. This increase was mainly attributed to a continued weakening of the US Dollar against the New Israeli Shekel (a significant portion of our Research and development expenses are incurred in New Israeli Shekels) and to our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies.

Research and development expenses in 2007 increased by 21.3% to $2,208 thousand compared to $1,820 thousand in 2006. This increase was mainly attributed to our continued investment in new product development, enhancements to existing products, and the development of new networking and connectivity technologies.

Selling and marketing expenses in 2008 increased by 36.2% to $2,093 thousand compared to $1,537 thousand in 2007, mainly due to a continued weakening of the US Dollar against the New Israeli Shekel (a significant portion of our selling and marketing expenses are incurred in New Israeli Shekels) and to our continued investment in the promotion of our server networking products.

Selling and marketing expenses in 2007 increased by 39.1% to $1,537 thousand compared to $1,105 thousand in 2006, mainly due to our continued investment in the promotion of our server networking products.

General and administrative expenses in 2008 increased by 20.0% to $1,427 thousand compared to $1,189 thousand in 2007, primarily due to a continued weakening of the US Dollar against the New Israeli Shekel (a significant portion of our General and administrative expenses are incurred in New Israeli Shekels).

General and administrative expenses in 2007 increased by 21.3% to $1,189 thousand compared to $980 thousand in 2006, mainly due to the growth in our activity as demonstrated by the increase in our sales which amounted to 66.2%.

Financial income in 2008 increased by 24.3% to $1,188 thousand compared to $956 thousand in 2007. The increase was primarily a result of an increase in funds available for investments.

Financial income in 2007 increased by 472.5% to $956 thousand compared to $167 thousand in 2006. The increase was primarily a result of an increase in funds available for investments.

In 2008 we recorded current income tax expenses of $438 thousand and deferred income tax benefit of $314 thousand compared to current income tax expenses of $424 thousand and deferred income tax expenses of $8 thousand in 2007.

In 2007 we recorded current income tax expenses of $424 thousand and deferred income tax expenses of $8 thousand, compared to no current income tax expenses and deferred income tax benefit of $46 thousand in 2006.

In 2008 we recorded net income of $4,645 thousand compared to net income of $6,280 thousand in 2007, a 26.0% decrease, despite comparable sales in the respective periods. This decrease was mainly due to the increase in our operational expenses as described above.

Net income for 2007 was $6,280 thousand compared to a net income of $2,599 thousand in 2006, mainly due to our higher sales in 2007.

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

Since the majority of our revenues are denominated and paid in U.S. dollars, we believe that inflation and fluctuations in the U.S. dollar exchange rate have no material effect on our revenue. Inflation in Israel and the Israeli currency as well as U.S. dollar exchange rate fluctuations, may however, have an effect on our expenses and, as a result, on our net income/loss. The cost of our Israeli operations, as expressed in U.S. dollars, is influenced by the extent to which any change in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a change in valuation of the NIS in relation to the U.S. dollar.

We do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions, if management determines that it is necessary to offset such risks.

Liquidity and Capital Resources

As of December 31, 2008, we had working capital of $29,174 thousand and our current ratio (current assets to current liabilities) was 7.16. Since inception, our operations have been primarily funded through capital contributions, research and development grants and cash flows from operations. Cash and cash equivalents as of December 31, 2008 increased by $352 thousand to $14,568 thousand compared with $14,216 thousand as of December 31, 2007. Short-term marketable securities increased by $4,910 thousand to $8,426 thousand and long-term marketable securities increased by $994 thousand. The increase of $6,256 thousand in these three balance sheet items in 2008 was mainly due to the net cash provided by operating activities, and to the exercise of warrants.

Trade receivables decreased to $4,849 thousand as of December 31, 2008 from $6,545 thousand as of December 31, 2007, mainly due to the decrease in sales in the fourth quarter of 2008, as compared to sales in the fourth quarter of 2007. Other receivables increased from $338 thousand to $353 thousand.

Trade payables decreased from $2,997 thousand at the end of 2007 to $2,681 thousand at the end of 2008, mainly due to a decrease in sales resulting in a decrease in the cost of goods sold. Other payables and accrued liabilities increased from $1,715 thousand at the end of 2007 to $2,054 thousand at the end of 2008, mainly due to an increase of income tax payables.

Cash provided by operating activities in 2008 amounted to $5,756 thousand compared to $3,668 thousand in 2007. Despite lower net income in 2008 compared to 2007, cash provided by operating activities in 2008 increased, which was primarily the result of a decrease in accounts receivables – trade balances.

Inventories increased from $4,078 thousand at the end of 2007 to $5,269 thousand at the end of 2008. Our actual sales in Q4 of 2007 were higher than expected in the forecast for this quarter, thus resulting in a lower than planned inventory at the end of 2007. On the other hand, in Q4 of 2008 some of our customers postponed and/or cancelled a few of their purchase orders, thus resulting in an increased inventory at the end of 2008.

Capital expenditures on property and equipment in 2008 were $574 thousand compared with $564 thousand in 2007, mainly due to the fact that in 2008 we increased investment in development and testing tools for our new product lines of server networking cards, and due to the upgrading of our IT systems.

In January 2006, we completed an offering and sale of 10,000 units in Israel, composed of 800,000 of our ordinary shares and 400,000 warrants, pursuant to a prospectus filed with the Israeli Securities Authority and TASE. The sale of units resulted in net proceeds of approximately $5.6 million. As of January 31, 2008 (i.e. the expiration date of the warrants), 399,934 warrants were exercised, resulting in additional proceeds of approximately $3.5 million in the aggregate. See “Item 4. Information on the Company – History and Development of the Company.”

In May 2007, we conducted a private placement, pursuant to which we issued to certain “accredited investors” and “qualified institutional purchasers” 875,000 ordinary shares at a purchase price of $20.50 per share and warrants to purchase up to 218,750 ordinary shares at an exercise price of $28.25 per share. The warrants issued to the investors will expire in July 2010. Net proceeds from the private placement were approximately $16.8 million, net of $1.2 million of issuance costs. We issued to the placement agents warrants to purchase up to an aggregate of 10,937 ordinary shares on the same terms as the warrants issued to the investors. As of December 31, 2008, no warrants were exercised into shares related to this issuance.

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

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. As indicated below, in each of the three fiscal years from 1999 to 2001, we received grants from the OCS for the development of systems and products. We have received from the OCS approximately 30% of certain research and development expenditures for particular projects. Under the terms of Israeli Government participation, a royalty of 2% or up to 5% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% or 150% of the grant is repaid. For projects approved after January 1, 1999, the amount of royalties payable is up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR. The terms of Israeli Government participation also place restrictions on the location of the manufacturing of products developed with government grants, which, in general, must be performed in Israel, and on the transfer to third parties of technologies developed through projects in which the government participates. See “Item 10. Additional Information – Taxation.” We received approximately 20% of certain research and development expenditures for a particular project in 2003 and approximately 30% of a particular project in 2004. We did not have any new grant programs with the OCS in 2005-2008. In August 2005, we received approval for a $54 thousand dollar grant from the Korea-Israel Industrial Research and Development Foundation, or Koril-RDF, in connection with the joint development of a certain product with a Korean company. Under the terms of this grant we are required to repay the amounts received at a rate of 2.5% per year of our gross sales of the product developed with the grant in each such year, until 100% of the grant (and any other sums received from Koril-RDF) are repaid. The annual payment for every year following the first sale of the product will not exceed certain percentages of the amounts received from Koril-RDF. We cannot guarantee that any encouragement programs will be continued, or that we will continue to participate in them to the extent they are continued.

The following table shows, for the periods indicated, our gross research and development expenditures, the portion of such expenditures which was funded by OCS and Koril-RDF, and the net cost to us of our research and development activities:

	2004	2005	2006	2007	2008

Gross research and
development expenses	$1,596	$1,561	$1,820	$2,208	$3,048
Portion funded by Chief
Scientist	$145	$44	-	-	-
Portion funded by
Korea-Israel Industrial
Research and Development
Foundation	-	$54	-	-	-
Net research and development
expenses	$1,451	$1,463	$1,820	$2,208	$3,048

We expect that we will continue to commit resources to research and development in the future. As of February 27, 2009, the Company employed 23 persons in research and development. In 2006, 2007 and 2008, our research and development expenses constituted approximately 11.3%, 8.2% and 11.9%, respectively, of our sales. For additional information concerning commitments to pay royalties on sales of products developed from projects funded by the OCS, see Note 11A to our financial statements included elsewhere in this annual report and see “Item 10. Additional Information – Taxation.”

Trend Information

In late 2002, we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end server networking cards (Server Adapters). In today’s network-based environment, there is a growing demand for server-based systems. The markets for such systems are almost continuously growing. Furthermore, the security market is growing due to an increase in demand for security appliances, most of which are server based, and the WAN optimization market is growing due to an increase in demand for better WAN connection between branch offices and headquarters. These two markets are now the main markets in which our server adapters provide added value. We began investing in marketing and sales of this line to potential markets and customers during 2003 and received initial purchase orders from a number of sources. We continued to invest in the marketing of these products during the course of 2004-2008, and the number of purchase orders for these products increased significantly during 2004-2007, while in 2008 there was a slight decrease in purchase orders as compared with 2007. The sales cycles in these markets are long, but once we establish a customer base, each such customer will represent an opportunity for sustained, long-term revenues. We expect that this product line will continue to be our principal line of business in the coming years, specifically with respect to the 10Gbps cards, higher port density cards and bypass cards. However, there is no assurance that we will continue to generate significant sales in this area.

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

Tabular disclosure of contractual obligations

The following table shows our outstanding contractual obligations by category and by payments due as of December 31, 2008:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating Leases	$819,000	$479,000	$340,000
Purchase Obligations	$2,101,000	$2,101,000
Total	$2,920,000	$2,580,000	$340,000

The Company’s total outstanding contingencies in respect of royalty-bearing participations received or accrued, net of royalties paid or accrued before interest, amounted to approximately $2,963 thousand as of December 31, 2008 ($2,990 thousand as of December 31, 2007), of which $2,782 thousand are attributable to sales of our legacy products and $181 thousand are attributable to sales of our new line of products.

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table and notes thereto set forth information regarding our officers, directors and senior management as of February 27, 2009.

Name	Age	Position with Company

Avi Eizenman	51	Active Chairman of the Board
Shaike Orbach	57	President, Chief Executive Officer, Director
Yehuda Zisapel	66	Director
Einat Domb-Har	41	External Director
Ilan Kalmanovich	42	External Director
David Hendel	47	Vice-President Research and Development
Eran Gilad	41	Chief Financial Officer

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

Compensation

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2008 was $1,147,007. We do not pay cash compensation to Yehuda Zisapel for serving on our board of directors. We do pay cash compensation to Avi Eizenman who is an active Chairman of the Board, to Shaike Orbach, who is the President and Chief Executive Officer, and to Ms. Einat Domb-Har and Mr. Ilan Kalmanovich who are external directors and receive compensation in accordance with the regulations promulgated under the Israeli Companies Law-1999. All our officers work full time for us. Certain of the compensation previously paid to our directors was paid in the form of options under the Silicom Directors Share Incentive Option Plan (1994) and certain of such compensation is paid in the form of options under the Share Option Plan (2004) described below. The Directors Share Incentive Option Plan (1994) was adopted by the board of directors in August 1994, in order to grant options to members of the board of directors who served on the board of directors for at least three fiscal quarters. The Director Share Incentive Option Plan was administered by the board of directors, which designated the optionees, dates of grant and the exercise price of options. Under the Director Share Incentive Option Plan, 500,000 of our ordinary shares were reserved for issuance. The options granted under the Director Share Incentive Option Plan expire at the end of ten years from their date of grant and are non-assignable except by the laws of descent. The grantee is responsible for all personal tax consequences of the grant and the exercise thereof. We believe that we will bear no tax consequences in connection with such grant or exercise. The Director Share Incentive Option Plan was cancelled in July 2004 with respect to any share capital previously reserved and not yet allocated as well as any share capital that becomes unallocated from time to time as outstanding options expire or are forfeited. As of February 27, 2009, 110,000 options are outstanding under the Director Share Incentive Option Plan (1994), all of which were granted to Mr. Avi Eizenman (at an average exercise price of $5.61 and at termination dates that range from April 2010 to August 2010).

On October 24, 2000, the board of directors adopted the Silicom Ltd. US Share Option Plan (2000). This Plan is intended to constitute a means of providing additional incentive to officers, consultants and certain other present and future employees and directors of the Company and its subsidiaries. Pursuant to the Plan, the Company may grant both Incentive Stock Options (as such term is defined in Section 422 of the Internal Revenue Code of 1986, as amended; “ISOs”) and Nonqualified Stock Options (“NSOs”), provided, however, that only our employees or employees of our subsidiaries can receive ISOs. The Plan is administered by the board of directors, which has full authority to grant options under the Plan. Under the terms of the Plan, up to a maximum of 200,000 of our ordinary shares are reserved for issuance, subject to certain adjustments. The exercise price of the options granted under the Plan shall be not less than 100 percent (or, in the case of a grant of ISO’s to a holder of more than 10% of the Company’s outstanding shares, 110 percent) of the fair market value (as defined in the Plan) of the ordinary shares subject to the option on the date the option is granted. The vesting period of the options is subject to the discretion of the Board. The term of ISOs shall not exceed 10 years from the date on which they are granted (or 5 years, in the case of optionees who hold more than 10% of our outstanding shares). In total, as of February 27, 2009, we have granted 22,600 options pursuant to the US Share Option Plan (2000) to employees of our US subsidiary – Silicom Connectivity Solutions, Inc., of which 11,300 were returned to the Company due to certain employees who left their positions not exercising their options and 2,500 expired without exercise due to the expiration of their term.

On December 30, 2004, our shareholders adopted our Share Option Plan (2004). Under the original terms of the Share Option Plan (2004) up to a maximum of 282,750 of our ordinary shares are reserved for issuance, subject to certain adjustments, upon the exercise of options granted to employees, directors, officers, consultants and service providers. In December 2007, the Board of Directors increased the number of our ordinary shares available for issuance under the Share Option Plan (2004) by 300,000. The Share Option Plan (2004) is administered by the board of directors, which designates the optionees, dates of grant, vesting periods and the exercise price of options. The options are non-assignable except by the laws of descent. Certain tax advantages apply to certain of our directors, officers and employees with respect to options granted to them under the Share Option Plan (2004). As of February 27, 2009, we have granted a total of 653,500 options under the Share Option Plan (2004), of which (i) 110,000 options (30,000 at an exercise price of $2.53 and at a termination date of December 30, 2014, 40,000 expired in July 2008 and 40,000 at an exercise price of $3.82 and at a termination date of the earlier to occur of: (a) October 15, 2016; and (b) the closing price of our shares falling below $1.91) were granted to Mr. Avi Eizenman, (ii) 30,000 options (at an exercise price of $2.53 and at a termination date of December 30, 2014) were granted to Mr. Yehuda Zisapel, (iii) 110,000 options (30,000 at an exercise price of $2.53 and at a termination date of December 30, 2014, 40,000 expired in July 2008 and 40,000 at an exercise price of $3.82 and at a termination date of the earlier to occur of: (a) October 15, 2016; and (b) the closing price of our shares falling below $1.91) were granted to Mr. Shaike Orbach, (iv) 30,000 options (at an exercise price of $2.53 and at a termination date of December 30, 2014) were granted to Ms. Einat Domb-Har and (v) 30,000 options (at an exercise price of $2.53 and at a termination date of December 30, 2014) were granted to Mr. Ilan Kalmanovich. 17,000 of the options granted under the Share Option Plan (2004) were returned to the company due to certain employees who left their positions not exercising their options and 197,500 of the options granted under the Share Option Plan (2004) expired without exercise due to the expiration of their term.

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

Board Practices

Each of Yehuda Zisapel, Avi Eizenman and Shaike Orbach was elected to the board of directors most recently on April 23, 2008 to serve until the next Annual Shareholders’ Meeting. Messrs. Yehuda Zisapel and Avi Eizenman are both Founders of the Company, and have served as Directors since our inception in 1987. Our external directors Ms. Einat Domb-Har and Mr. Ilan Kalmanovich were elected to the board of directors on June 30, 2004 to hold office as external directors for a period of three years in accordance with Section 245(a) of the Companies Law – 1999. On September 23, 2007, the appointments of each of Ms. Einat Domb-Har and Mr. Ilan Kalmanovich as external directors were extended for additional three-year terms. None of the members of the board of directors is entitled to receive any severance or similar benefits upon termination of his or her service with the board of directors, except for Avi Eizenman, who also functions as the active Chairman of the board and Shaike Orbach, who also functions as President and Chief Executive Officer (See “Item 6. Directors and Senior Management – Compensation” above).

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

Employees

The number of employees over the last three financial years is set forth in the table below.

As of December 31	2006	2007	2008

Total Employees	55	67	74
Marketing, Sales, Customer Services	6	9	11
Research & Development	21	22	23
Manufacturing	22	28	32
Corporate Operations and Administration	6	8	8

As of February 27, 2009, we had 73 employees, including 10 in marketing, sales and customer services, 23 in research and development, 32 in manufacturing, and 8 in corporate operations and administration. All such employees, except for 1 employee in the United States, are based in Israel. We consider our relations with our employees excellent and have never experienced a labor dispute, strike or work stoppage. None of our employees is represented by a labor union. We do not employ a significant number of temporary employees, but we do use temporary employees from time to time, as necessary.

Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations including the Industrialists’ Associations are applicable to our Israeli employees by order of the Israeli Ministry of Labor. The laws principally concern the length of the work day, contributions to a pension fund, recuperation pay, travel expenses payment and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

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

A general practice followed by the Company, is the contribution of funds on behalf of most of its employees either to a fund known as managers’ insurance or to a pension fund, or to a combination of both. Such practice was further reinforced by the Company in July 1, 2008, when the Company entered into agreements with a majority of its employees in order to implement Section 14 to the Severance Pay Law, according to which the payment of monthly deposits by the Company into managers’ insurance and/or pension fund are in respect of severance obligation to such employees. See Note 10 of our consolidated financial statements. These funds provide a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay or part of it, if legally entitled, upon termination of employment. To the funds, each employee contributes an aggregate amount equal to between 5% and 5.5% of his base salary, and we contribute, in the aggregate, including the 8.33% abovementioned which are contributed as severance pay, between 13.3% and 15.8% of the employee’s base salary.

Share Ownership

The following table sets forth, as of February 27, 2009, the number of Shares owned by officers, directors and senior management of the Company:

Name and Address	Number of Shares and Options Owned [1]	Percent of Outstanding Shares

Yehuda Zisapel [2]	455,940	6.80%
Avi Eizenmann	248,315	3.63%
Shaike Orbach	*	*
Einat Domb Har	*	*
Ilan Kalmanovich	*	*
David Hendel	*	*
Eran Gilad	*	*
All directors and officers as a group	709,255	10.35%

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

[1] The table above includes the number of shares and options that are exercisable within 60 days of February 27, 2009. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. To our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

2     Based on Schedule 13G/A filed on February 7, 2008

Name of Shareholder	Number of Shares and Options Owned [3]	Percentage of Outstanding Shares	Any Significant Change in Past 3 Years

Yehuda Zisapel [4]	455,940	6.80%	(371,646)
Zohar Zisapel [5]	1,511,722	22.53%	837,999

As of February 27, 2009, there were approximately 16 record holders of ordinary shares, including approximately 10 record holders in the United States. Collectively, these 16 record holders held approximately 23% of the outstanding ordinary shares.

Related Party Transactions

Messrs. Yehuda and Zohar Zisapel are brothers and are our founders. Mr. Yehuda Zisapel currently serves as a Director on our board of directors. Messrs. Yehuda and Zohar Zisapel are also founders, directors and principal shareholders of several other corporations within the “Rad Group”, as described in “Item 6. Directors, Senior Management and Employees”.

There are other members of the Rad Group that are actively engaged in designing, manufacturing, marketing and supporting data communications products, none of which are currently the same as our products. Certain products of members of the Rad Group are complementary to, and may be used in connection with, our products. We and other members of the Rad Group also market certain of our products through the same distribution channels. Such products may, to a limited extent, compete with one another for the distributors’ time and efforts. Commencing in February 2004, we began to sub-lease space in Paramus, New Jersey, from Radcom Equipmet, Inc., an affiliated company. This sub-lease was in effect until January 31, 2006 and was renewed for additional one-year periods through January 31, 2010. Currently, the monthly rent payments for this space are approximately $500.

[3] The table above includes the number of shares and options that are exercisable within 60 days of February 27, 2009. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. To our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

4     Based on Schedule 13G/A filed on February 7, 2008

5     Based on Schedule 13D/A filed on March 5, 2009

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

The table below sets forth the high and low reported sales prices in dollars of our ordinary shares, as reported by NASDAQ during the indicated periods:

PERIOD	HIGH	LOW

LAST 6 CALENDAR MONTHS

February 2009	6.44	6.29
January 2009	6.50	4.11
December 2008	5.66	4.07
November 2008	5.76	4.75
October 2008	5.60	2.87
September 2008	6.74	4.61

FINANCIAL QUARTERS DURING THE PAST TWO YEARS

Fourth Quarter 2008	5.76	2.87
Third Quarter 2008	8.25	4.61
Second Quarter 2008	14.65	6.55
First Quarter 2008	16.75	9.28
Fourth Quarter 2007	27.23	11.95
Third Quarter 2007	28.24	17.10
Second Quarter 2007	26.74	16.42
First Quarter 2007	17.88	8.40

FIVE MOST RECENT FULL FINANCIAL YEARS

2008	16.75	2.87
2007	28.24	8.40
2006	12.46	3.75
2005	9.39	2.34
2004	3.21	1.67

On December 27, 2005, our shares commenced trading on the Tel Aviv Stock Exchange in Israel under the symbol “SILC” (in Hebrew letters). The following table sets forth, for the periods indicated, the high and low reported sales prices, in NIS, of the ordinary shares on the Tel Aviv Stock Exchange:

PERIOD	HIGH	LOW

LAST SIX CALENDAR MONTHS

February 2009	25.70	20.22
January 2009	25.12	16.20
December 2008	28.50	14.55
November 2008	21.55	18.50
October 2008	19.89	13.05
September 2008	24.23	17.00

FINANCIAL QUARTERS DURING THE PAST TWO YEARS

Fourth Quarter 2008	28.50	13.05
Third Quarter 2008	28.75	17.00
Second Quarter 2008	53.40	21.88
First Quarter 2008	59.80	34.00
Fourth Quarter 2007	108.90	48.10
Third Quarter 2007	111.70	75.09
Second Quarter 2007	104.90	68.25
First Quarter 2007	74.94	36.31

FIVE MOST RECENT FULL FINANCIAL YEARS

2008	59.80	13.05
2007	111.70	36.31
2006	56.59	20.16
2005	41.25	39.99
2004	-	-

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

NASD Marketplace Rules and Home Country Practices

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 4350(a)(1) of the NASD Marketplace Rules, we follow the provisions of the Israeli Companies Law – 1999, rather than the requirements of Rule 4350 of the Market Place Rules with respect to the following requirements:

—	Distribution of annual and quarterly reports to shareholders – Under Israeli law we are not required to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders. We do however make our audited financial statements available to our shareholders prior to our annual general meeting and file our quarterly and annual financial results with the Securities Exchange Commission on Form 6-K.

—	Independence, Nomination and Compensation of Directors – A majority of our board of directors is not comprised of independent directors as defined in Rule 4200 of the NASD Marketplace Rules. Our board of directors contains two external directors in accordance with the provisions contained in Sections 239-249 of the Israeli Companies Law – 1999. Israeli law does not require, nor do our external directors conduct, regularly scheduled meetings at which only they are present. In addition, with the exception of our external directors, our directors are elected for terms of one year or until the following annual meeting, by a general meeting of our shareholders. The nominations for director which are presented to our shareholders are generally made by our directors. Israeli law does not require the adoption of and our board has not adopted a formal written charter or board resolution addressing the nomination process and related matters. Compensation of our directors and other officers is determined in accordance with Israeli law.

—	Audit Committee – Our audit committee does not meet with all the requirements of Rules 4350(d)(2)(A)(i), 4350(d)(2)(A)(iii) and 4350(d)(2)(A)(iv) of the NASD Marketplace Rules. We are of the opinion that the members of our audit committee comply with the requirements of Rule 10A-3(b) of the general rules and regulations promulgated under the Securities Act of 1933 and all requirements under Israeli law. Our audit committee has not adopted a formal written audit committee charter specifying the items enumerated in Rule 4350(d)(1) of the NASD Marketplace Rules.

—	Quorum – Under Israeli law a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles of Association provide that a quorum of two or more shareholders, present in person or by proxy, holding shares conferring in the aggregate more than thirty three and a third (33 1/3%) percent of the voting power of the Company is required for commencement of business at a general meeting.

—	Approval of Related Party Transactions – All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law-1999.

—	Shareholder Approval – We seek shareholder approval for all corporate action requiring such approval, in accordance with the requirements of the Israeli Companies Law – 1999.

Material Contracts

All of our contracts over the past two years have been entered into in the ordinary course of business, except for our real property leases. Information regarding our real property leases is provided in “Item 4. Information on the Company – Property, Plant and Equipment” and “Item 19. Exhibits”.

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

General Corporate Tax Structure

Israeli companies are subject to corporate tax at the rate of 29% in the 2007 tax year, 27% in the 2008 tax year, 26% in the 2009 tax year and 25% from 2010 tax year onward. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less.

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

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Such expenditures not so approved are required to be deducted over a three-year period. Though we received such approvals for the years 2006 and 2007 and could deduct the tax in the year the expenditures were incurred, we chose to deduct the tax over a three-year period.

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

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Under the Industry Encouragement Law, an “Industrial Company” is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

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

If a corporation is a passive foreign investment company, a U.S. shareholder will be subject to one of three alternative taxing regimes:

The simplest is the “QEF” regime. If the shareholder elects to treat the PFIC as a “qualified electing fund” (“QEF”), then each year the shareholder includes in its gross income a proportionate share of the PFIC’s ordinary income and net capital gain. We do not currently intend to prepare or provide the information that would enable you to make a Qualified Election Fund election. A second regime may be elected if the PFIC stock is “marketable.” The U.S. shareholder may elect to “mark the stock to market” each year. At the end of each taxable year, the shareholder recognizes gain equal to the excess of the fair market value of the PFIC stock over the shareholder’s tax basis in the stock. (Losses may also be recognized to the extent of previously recognized gains.)

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. shareholder in light of his or her particular circumstances or to a U.S. shareholder subject to special treatment under U.S. federal income tax law. We do not currently intend to prepare or provide the information that would enable you to make a Qualified Election Fund election. U.S. shareholders are urged to consult their tax advisors about the U.S. federal income taxation rules to which they will be subject, as well as the PFIC rules, including the advisability, procedure and timing of making a mark-to-market election, in connection with their holding of our shares, including warrants or rights to acquire our shares.

Tax Assessment

The Company and its subsidiary file income tax returns in Israel and in the US. The Israeli tax returns of the Company are open to examination by the Israeli tax authorities for the tax years beginning in 2005. The US tax returns of the US subsidiary are open to examination by the US tax authorities for tax years beginning in 2005.

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

Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk applicable to the Company represents the risk of changes in the value of a financial instrument caused by fluctuations in interest rates and foreign exchange rates.

Interest Rate Risk

As of December 31, 2008 we did not have any short or long term interest bearing loans or debts, hence there was no exposure to interest rate risk.

Foreign Currency Exchange Risk

As of December 31, 2008 we had accounts receivable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $423,135. Market risk was estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the fair value of our accounts receivable would decrease by $38,467. As of December 31, 2008 we had accounts payable in New Israeli Shekels (NIS) linked thereto in the amount of $4,080,818. Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such decrease in the Dollar exchange rate, the fair value of our accounts payable would increase by $453,424.

In 2008 there was a decrease of 1.14% in the Dollar exchange rate which resulted in an aggregate increase in the fair value of our assets of $9,960 and an aggregate increase in the fair value of our liabilities of $49,279.

As of December 31, 2008 we were not engaged in any hedging transactions.

Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II.

Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.  CONTROLS AND PROCEDURES

        Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2008, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that the information required in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management’s Annual Report on Internal Control over Financial Reporting

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

        Management assessed our internal control over financial reporting as of December 31, 2008, the end of our fiscal year. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework.”

        Based on our assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2008 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. We reviewed the results of management’s assessment with the Audit Committee of our Board of Directors.

        This annual report does not include an attestation report of the Company’s registered public accounting firm regarding the effectiveness of the Company’s internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm due to the fact that we were classified as a non accelerated filer in 2008 (in light the Company’s public float dropping below $50 million), as opposed to 2007 when we were classified as an accelerated filer and were thus required to provide such a report of the Company’s accounting firm.

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

Item 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table presents fees for professional services for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2008 and 2007, audit-related services and tax services rendered by Somekh Chaikin, a member firm of KPMG International.

	2008	2007

Audit Fees(1)	$100,000	$156,000
Audit-Related Fees(2)	-	-
Tax Fees(3)	$5,000	$18,000
All Other Fees	-	-

(1) Audit fees consist of fees for professional services rendered for the audit of the Company’s annual consolidated financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

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

Item 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

Item 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

Item 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

Item 16G.  CORPORATE GOVERNANCE

        Our corporate governance practices differ from those followed by domestic companies as required under the listing standards of the NASDAQ Global Market, due to an exemption that we obtained from NASDAQ as foreign private issuer which enables us to comply with our home country laws of the State of Israel in lieu of NASDAQ Marketplace Rules. We follow the provisions of the Israeli Companies Law – 1999, rather than the requirements of the Market Place Rules with respect to the following:

—	We are not required to distribute annual and quarterly reports directly to shareholders, but we do make our audited financial statements available to our shareholders prior to our annual general meeting and file our quarterly and annual financial results with the Securities Exchange Commission on Form 6-K.

—	A majority of our board of directors is not comprised of independent directors as defined in the NASD Marketplace Rules, but our board of directors contains two external directors in accordance with the Israeli Companies Law – 1999. Israeli law does not require, nor do our external directors conduct, regularly scheduled meetings at which only they are present. In addition, with the exception of our external directors, our directors are elected for terms of one year or until the following annual meeting, by a general meeting of our shareholders. The nominations for director which are presented to our shareholders are also generally made by our directors. Israeli law does not require the adoption of and our board has not adopted a formal written charter or board resolution addressing the nomination process and related matters. Compensation of our directors and other officers is determined in accordance with Israeli law.

—	Our audit committee has not adopted a formal written audit committee charter specifying the items enumerated in Rule 4350(d)(1) of the NASD Marketplace Rules. We believe that the members of our audit committee comply with the requirements of the Israeli law, as well as Rule 10A-3(b) of the general rules and regulations promulgated under the Securities Act of 1933. For a detailed discussion please refer to “Item 6. Directors, Senior Management and Employees- Audit Committee”.

—	As opposed to Rule 4350(f) of the NASD Marketplace Rules, which sets forth a required quorum for a shareholders meeting, under Israeli law a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our current articles of association provide that a quorum of two or more shareholders, present in person or by proxy, holding shares conferring in the aggregate more than thirty three and a third (33 1/3%) percent of the voting power of the Company is required.

—	All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions set forth in the Israeli Companies Law-1999, and are not subject to the review process set forth in Rule 4350(h) of the NASD Marketplace Rules. For a detailed discussion please refer to “Item 10. Additional Information- the Israeli Companies Law-1999".

—	We seek shareholder approval for all corporate action requiring such approval in accordance with the requirements of the Israeli Companies Law – 1999 rather than under the requirements of the NASDAQ Marketplace Rules, including (but not limited to) the appointment or termination of auditors, appointment and dismissal of directors, approval of interested party acts and transactions requiring general meeting approval as discussed above and a merger.

PART III.

Item 17.  FINANCIAL STATEMENTS

Not Applicable

Item 18.  FINANCIAL STATEMENTS

See pages F-1 to F-35.

Item 19.	EXHIBITS

1.1	Amended and Restated Articles of Association, adopted on January 24, 2008, filed by us as an Exhibit to our registration statement on Form S-8, as filed with the Securities and Exchange Commission on February 11, 2008, and incorporated herein by reference.

4.1.	Lease between the Company and Yaakov Metzkin and Dov Segev, for premises in Kfar Sava, Israel, dated November 1, 1994, and amendment dated March 17, 2002, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission on June 27, 2002, and incorporated herein by reference. As this lease and the amendment are written in Hebrew, a summary of each was included in the Exhibit.

4.2	Lease between the Company and Naji Yechezkel Yokenam Industrial Center Ltd. for manufacturing facility in Yokneam, Israel, dated November 20, 2008. As this lease is written in Hebrew, a summary is filed by us as an Exhibit to this annual report on Form 20-F for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission.

4.3	Lease between Silicom Connectivity Solutions, Inc. and RAD Data Communications Inc., for space in Mahwah, New Jersey, dated as of September 1, 1997, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001, and incorporated herein by reference.

4.4	Sublease Agreement between Silicom Connectivity Solutions, Inc. and Radcom Equipmet, Inc., for space in Paramus, New Jersey, dated as of February 1, 2004, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on June 30, 2004, and incorporated herein by reference.

8.	List of subsidiaries, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001, and incorporated herein by reference.

11.1	Code of Ethics, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission on March 26, 2008, and incorporated herein by reference.

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Opinion of McGladrey & Pullen, LLP, dated January 6, 2003, on the financial statements of Silicom Connectivity Solutions, Inc., for the two years ended December 31, 2001 and 2002, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on June 30, 2004, and incorporated herein by reference.

14.2	Opinion of McGladrey & Pullen, LLP, dated January 6, 2003, on the financial statements of Silicom Connectivity Solutions, Inc., for the year ended December 31, 2002 filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2004, as filed with the Securities and Exchange Commission on May 31, 2005, and incorporated herein by reference.

15.1	Consent of KPMG Somekh Chaikin, Independent Registered Public Accounting Firm.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICOM LIMITED By: /s/ Shaike Orbach —————————————— Shaike Orbach Chief Executive Officer

March 22, 2009

Silicom Ltd.
and its Consolidated Subsidiary

Consolidated
Financial Statements

As at and for the year ended
December 31, 2008

Silicom Ltd. and its Consolidated Subsidiary

Consolidated Financial Statements as at December 31, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Silicom Ltd.

We have audited the accompanying consolidated balance sheets of Silicom Ltd. (the “Company”) and its subsidiary as of December 31, 2008 and 2007 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s Board of Directors and of its management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiary as of December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
March 22, 2009

Silicom Ltd. and its Consolidated Subsidiary

Consolidated Balance Sheets as of December 31

		2007	2008
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	3	14,216	14,568
Marketable securities	4	3,516	8,426
Accounts receivable:
Trade, net		6,545	4,849
Other	5	338	353
Inventories	6	4,078	5,269
Deferred tax assets	15H	73	210

Total current assets		28,766	33,675

Marketable securities	4	15,210	16,204

Assets held for employees' severance benefits	10	952	1,066

Deferred tax assets	15H	-	234

Property, plant and equipment, net	7	675	795

Other assets, net	8	39	-

Total assets		45,642	51,974

—————————————— Avi Eizenman Chairman of the Board of Directors	—————————————— Shaike Orbach Chief Executive Officer	—————————————— Eran Gilad Chief Financial Officer

Kfar-Saba, Israel
March 22, 2009

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Consolidated Subsidiary

Consolidated Balance Sheets as of December 31 (Continued)

		2007	2008
	Note	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable		2,997	2,681
Other accounts payable and accrued expenses	9	1,715	2,054

Total current liabilities		4,712	4,735

Long-term liability
Liability for employees' severance benefits	10	1,596	1,905

Total liabilities		6,308	6,640

Commitments and contingencies	11

Shareholders' equity	12
Ordinary shares, NIS 0.01 par value; 10,000,000 shares
authorized; 6,585,847 and 6,709,034 issued as at
December 31, 2007 and 2008, respectively;
6,570,876 and 6,694,063 outstanding as at
December 31, 2007 and 2008, respectively		20	20
Additional paid-in capital		31,727	33,082
Treasury shares (at cost) - 14,971 ordinary shares as at
December 31, 2007 and 2008		(38)	(38)
Retained earnings		7,625	12,270

Total shareholders' equity		39,334	45,334

Total liabilities and shareholders' equity		45,642	51,974

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Consolidated Subsidiary

Consolidated Statements of Income for the Year Ended December 31

		2006	2007	2008
	Note	US$ thousands Except for share and per share data

Sales	13	16,118	26,784	25,554
Cost of sales		9,827	16,094	15,405

Gross profit		6,291	10,690	10,149

Operating expenses
Research and development		1,820	2,208	3,048
Sales and marketing		1,105	1,537	2,093
General and administrative		980	1,189	1,427

Total operating expenses		3,905	4,934	6,568

Operating income		2,386	5,756	3,581
Financial income, net	14	167	956	1,188

Income before income taxes		2,553	6,712	4,769

Income tax expense (benefit)	15	(46)	432	124

Net income		2,599	6,280	4,645

Income per share:
Basic income per ordinary share		0.506	1.026	0.695

Diluted income per ordinary share		0.487	0.995	0.685

Weighted average number of ordinary
shares used to compute basic income
per share (in thousands)		5,138	6,122	6,685

Weighted average number of ordinary
shares used to compute diluted income
per share (in thousands)		5,341	6,309	6,780

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Consolidated Subsidiary

Consolidated Statements of Changes in Shareholders' Equity

	Ordinary shares		Additional paid-in capital	Treasury shares	Retained earnings (accumulated deficit)	Total shareholders' Equity
	Number of shares(1)	US$ thousands

Balance at
January 1, 2006	4,336,079	14	5,950	(38)	(1,254)	4,672

Exercise of options	62,550	*-	202	-	-	202
Issuance of shares and
warrants (2)	800,000	2	5,563	-	-	5,565
Share-based compensation	-	-	143	-	-	143
Net income	-	-	-	-	2,599	2,599

Balance at
December 31, 2006	5,198,629	16	11,858	(38)	1,345	13,181

Exercise of options	205,800	1	569	-	-	570
Exercise of warrants	291,447	1	2,471	-	-	2,472
Issuance of shares and
warrants (2)	875,000	2	16,778	-	-	16,780
Share-based compensation	-	-	51	-	-	51
Net income	-	-	-	-	6,280	6,280

Balance at
December 31, 2007	6,570,876	20	31,727	(38)	7,625	39,334

Exercise of options	14,700	*-	38	-	-	38
Exercise of warrants	108,487	*-	983	-	-	983
Share-based compensation	-	-	334	-	-	334
Net income	-	-	-	-	4,645	4,645

Balance at
December 31, 2008	6,694,063	20	33,082	(38)	12,270	45,334

(1) Net of 14,971 shares held by the subsidiary
(2) Net of issuance cost of US$ 405 thousands in 2006 and, in 2007 US$ 1,192 thousands, less income tax benefit of US$ 35 thousand in 2007 and US$ 57 in 2008.

* Less than 1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Consolidated Subsidiary

Consolidated Statements of Cash Flows for the Year Ended December 31

	2006	2007	2008
	US$ thousands

Cash flows from operating activities
Net income	2,599	6,280	4,645

Adjustments required to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	179	277	450
Write-off of other assets	-	-	39
Write-down of obsolete inventory	5	381	915
Liability for employees' severance benefits, net	46	154	195
Income from marketable securities	(46)	(683)	(96)
Share-based compensation expense	143	51	334
Deferred tax assets	(46)	(27)	(314)
Changes in assets and liabilities:
Accounts receivable - trade	(882)	(3,268)	1,696
Accounts receivable - other	143	(204)	(15)
Inventories	(750)	(720)	(2,106)
Trade accounts payable	461	516	(316)
Other accounts payable and accrued expenses	149	911	339
Capital gain	-	-	(10)

Net cash provided by operating activities	2,001	3,668	5,756

Cash flows from investing activities
Purchases of property, plant and equipment	(257)	(564)	(574)
Proceeds from sale of assets	-	-	14
Proceeds from maturity of marketable securities	500	4,571	6,500
Purchases of marketable securities	(5,274)	(17,794)	(12,308)

Net cash used in investing activities	(5,031)	(13,787)	(6,368)

Cash flows from financing activities
Short-term bank credit	(500)	-	-
Issuance of shares and warrants	5,565	16,780	-
Exercise of options and warrants	202	3,042	964

Net cash provided by financing activities	5,267	19,822	964

Increase in cash and cash equivalents	2,237	9,703	352

Cash and cash equivalents at beginning of year	2,276	4,513	14,216

Cash and cash equivalents at end of year	4,513	14,216	14,568

Supplementary cash flow information
Cash paid during the year for:
Income taxes	17	51	76

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

In these financial statements the terms “Company” or Silicom refer to Silicom Ltd. and its wholly owned subsidiary, Silicom Connectivity Solutions, Inc., whereas the term “subsidiary” refers to Silicom Connectivity Solutions, Inc., a wholly owned subsidiary of Silicom Ltd.

Note 2 – Significant Accounting Policies

The significant accounting policies, which are applied consistently throughout the periods presented, are as follows:

A.	Financial statements in US dollars

Substantially all sales of the Company are made outside of Israel (see Note 13A regarding geographical destination), in US dollars (“dollars”). Most purchases of materials and components, and most marketing costs are made or incurred, primarily in dollars. Therefore, the functional currency of the Company is the dollar.

Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (SFAS) No. 52, “Foreign Currency Translations”.

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

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; allowances for doubtful accounts; deferred tax assets, fixed assets, inventory, investments, and share-based compensation; income tax uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

D.	Cash and cash equivalents

All highly liquid deposits with original maturities of three months or less from the date of purchase are considered to be cash equivalents.

E.	Marketable securities

Investments which the Company has the intent and ability to hold to maturity are classified as held-to-maturity investments as defined in SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and are recorded at amortized cost adjusted for the amortization or accretion of premiums or discounts.

A decline in the market value of any held-to-maturity security below cost, that is deemed to be other than temporary, results in a write down of the carrying amount to fair value. The impairment is charged to earnings and a new cost basis is established. To determine whether impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

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

As of December 31, 2007 and 2008, the provision for doubtful accounts receivable amounted to US$ 20 thousand.

G.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the “average-cost” method.

The Company writes down obsolete or slow moving inventory to its market value, on a quarterly basis.

H.	Assets held for employees’ severance benefits

Assets held for employees’ severance benefits represent contributions to severance pay funds and cash surrender value of life insurance policies. The assets are recorded at their current cash redemption value.

I.	Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful life of the assets at the following annual rates:

%

Machinery and equipment	20 - 33
Motor vehicles	15
Office furniture and equipment	6 - 20
Leasehold improvements	*

*	Leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the assets.

J.	Other assets

Other assets consisted of a patent. The Company has abandoned the asset and wrote-off its remaining cost in 2008.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

K.	Impairment or disposal of long-lived assets

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is being determined using discounted cash flow models. Assets to be disposed would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell.

L.	Revenue recognition

The Company recognizes revenue on sales when delivery has occurred, collectibility is reasonably assured, price is fixed and determinable, and the customer takes ownership and assumes risk of loss.

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

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of income in the period that includes the enactment date. The Company provides a valuation allowance to reduce deferred tax assets to the extent it believes it is more likely than not that such benefits will not be realized.

Beginning with the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48) as of January 1, 2007, the Company recognizes the effect of income tax positionsonly if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in general, and administrative expenses.

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

For stock-based awards granted prior to January 1, 2006 and vested after January 1, 2006, the Company recognizes compensation expense based on estimated grant date fair value using the Black-Scholes option-pricing model.

The share-based awards granted after January 1, 2008, include features that are not supported by the Black and Scholes valuation model, such as expiration date to occur if the closing price of the Shares falling below 50% of grant date Share price, therefore for share-based awards granted after January 1, 2008, the Company recognizes compensation expense based on estimated grant date fair value using the Monte Carlo option-pricing model; with the weighted average assumptions detailed in Notes 12B(7) and 12B(8).

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

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

S.	Income per share (cont’d)

The following table summarizes information related to the computation of basic and diluted income per ordinary share for the years indicated.

	Year ended December 31
	2006	2007	2008

Net income attributable to ordinary shares
(US$ thousands)	2,599	6,280	4,645

Weighted average number of ordinary shares outstanding
used in basic income per ordinary share calculation	5,138,172	6,121,591	6,684,905

Add assumed exercise of outstanding dilutive potential
ordinary shares	203,815	187,877	95,075

Weighted average number of ordinary shares outstanding
used in diluted income per ordinary share calculation	5,341,987	6,309,468	6,779,980

Basic income per ordinary shares (US$)	0.506	1.026	0.695

Diluted income per ordinary shares (US$)	0.487	0.995	0.685

Number of options and warrants excluded
from the diluted earnings per share calculation
because of anti-dilutive effect	400,000	229,687	229,687

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

T.	Accounting pronouncements adopted in 2008

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurement”(Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company adopted Statement 157 beginning on January 1, 2008, except with respect to fair value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis, as the Company applying the one year deferral allowed by the FASB. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption.

In February 2007, the FASB issued FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB No. 115"(Statement 159). Statement 159 gives the Company the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. The adoption of FSP FAS 159 did not have an impact on the Company’s consolidated results of operations and financial position.

On October 10, 2008, the FASB issued FSP FAS 157-3 to clarify the application of Statement No. 157, in an inactive market and to illustrate how an entity would determine fair value in an inactive market. The FSP augments the guidance in a Questions and Answers document that was released jointly by the SEC Chief Accountant’s Office and FASB Staff. The FSP is effective immediately and applies to prior periods for which financial statements have not been issued. The adoption of FSP FAS 157-3 did not have an impact on the Company’s consolidated results of operations and financial position.

U.	Recent accounting pronouncements not yet adopted

In December 2007, the FASB issued FASB Statement No. 141R, “Business Combinations”(Statement 141R) and FASB Statement No. 160, “Non controlling Interests in Consolidated Financial Statements– an amendment to ARB No. 51” (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, non controlling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company believes adopting Statement 141R and Statement 160 will not have a material impact on its results of operations and financial position.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 2 – Significant Accounting Policies (cont’d)

U.	Recent accounting pronouncements (cont’d)

In May 2008, the FASB issued FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). The Company does not expect the adoption of SFAS 162 to have a material impact on its consolidated results of operations and financial position.

InJune 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.” This EITF Issue provides guidance on the determination of whether such instruments are classified in equity or as a derivative instrument. The Company will adopt the provisions of EITF 07-5 on January 1, 2009. The Company does not expect the adoption of EITF 07-5 to have a material impact on its consolidated results of operations and financial position.

V.	Concentrations of risks

(1)	Credit risk

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

(2)	Concentrations of Trade accounts payable

Certain key components used in the Company’s products are currently available from only one source and others are available from a limited number of sources. The Company believes it maintains inventory of these components to protect against delays in deliveries.

W.	Reclassifications

Certain prior year amounts have been reclassified to the current year presentation. Such reclassifications did not have any impact on the Company’s shareholders’ equity or net income.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 3 – Cash and Cash Equivalents

	December 31
	2007	2008
	US$ thousands

Cash	2,464	3,251
Cash equivalents *	11,752	11,317

	14,216	14,568

*	Comprised mainly of deposits in bank as at December 31, 2007 and 2008 carrying interest of 4.88% and 1.14%, respectively.

Note 4 – Marketable Securities

As at December 31, 2007 and 2008, investment securities consist of corporate debt securities and US government agencies (“the Bonds”), which the Company classified as “held-to-maturity”.

The amortized cost, gross unrealized losses and fair value of the Bonds by major interest type were as follows:

	December 31, 2007
	Amortized cost	Gross unrealized holding losses	Fair value
	US$ thousands

Up to 5%	803	-	803
5.01% - 5.3%	17,923	(96)	17,827

	18,726	(96)	18,630

	December 31, 2008
	Amortized cost	Gross unrealized holding losses	Fair value
	US$ thousands

Up to 5%	11,867	(324)	11,543
5.01% - 5.34%	12,763	(213)	12,550

	24,630	(537)	24,093

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 4 – Marketable Securities (cont’d)

Maturities of the Bonds were as follows as at December 31, 2008:

	Amortized cost	Fair value
	US$ thousands

Current maturities	8,426	8,292
Due after one year through 1.38 years	16,204	15,801

	24,630	24,093

The following table summarizes the gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2008:

	Less than 12 months		12 months or more		Total
Held to maturity	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value

Corporate and US Government Agencies debt securities	385	14,503	152	9,590	537	24,093

The unrealized losses on the investments were caused by interest rate increases. The Company has the ability and intent to hold these investments until maturity; therefore these investments are not considered other than temporary impaired.

Note 5 – Accounts Receivable – Other

	December 31
	2007	2008
	US$ thousands

VAT	128	182
Advanced to suppliers	78	80
Other	132	91

	338	353

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 6 – Inventories

	December 31
	2007	2008
	US$ thousands

Raw materials and components	1,585	2,282
Products in process	2,402	2,858
Finished products	91	129

	4,078	5,269

Note 7 – Property, Plant and Equipment, Net

	December 31
	2007	2008
	US$ thousands

Machinery and equipment	2,145	2,499
Motor vehicles	46	-
Office furniture and equipment	261	249
Leasehold improvements	220	220

Property, plant and equipment	2,672	2,968

Accumulated depreciation	(1,997)	(2,173)

	675	795

Depreciation expense for the years ended December 31, 2006, 2007 and 2008 was US$ 170 thousand, US$ 268 thousand and US$ 450 thousand, respectively.

Note 8 – Other Assets, Net

	December 31
	2007	2008
	US$ thousands

License fee for patent costs	150	-
Accumulated amortization	(111)	-

	39	-

Amortization expense for each of the years ended December 31, 2006 and 2007 was US$ 9 thousand. In 2008 the asset was written off completely.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 9 – Other Accounts Payable and Accrued Expenses

	December 31
	2007	2008
	US$ thousands

Employees and related liabilities	693	496
Provision for vacation pay	342	421
Royalty payable	14	15
Income tax payable	280	642
Accrued expenses	212	287
Other	174	193

	1,715	2,054

Note 10 – Assets Held and Liability for Employees’ Severance Benefits

A.	Under Israeli law and labor agreements, Silicom is required to make severance payments to retired or dismissed employees and to employees leaving employment in certain other circumstances.

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

B.	According to Section 14 to the Severance Pay Law (‘Section 14”) the payment of monthly deposits by a company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to the employees that have entered into agreements with the company pursuant to such Section 14. Commencing July 1st, 2008, the Company has entered into agreements with a majority of its employees in order to implement Section 14. Therefore, as of that date, the payment of monthly deposits by the Company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to those employees that have entered into such agreements and therefore the Company incurs no additional liability since that date with respect to such employees. Amounts accumulated in the pension funds or insurance policies pursuant to Section 14 are not supervised or administrated by the Company and therefore neither such amounts nor the corresponding accrual are reflected in the balance sheet.

C.	Consequently, the assets held for employee severance benefits reported on the balance sheet, in respect of deposits for those employees who have signed agreements pursuant to Section 14, represent the redemption value of deposits made through June 30, 2008. The liability for employee severance benefits, with respect to those employees, represents the liability of the Company for employee severance benefits as of June 30, 2008.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 10 – Asset Held and Liability for Employees’ Severance Benefits (cont’d)

As a result of the implementation of Section 14, as described above, the liability with respect to those employees will remain constant, until such liability will be removed, either by termination of employment or retirement.

D.	The expenses recorded in respect to employee severance payments for the years ended December 31, 2006, 2007 and 2008 were US$ 189 thousand, US$ 291 thousand and US$ 416 thousand, respectively.

Note 11 – Commitments and Contingencies

A.	Royalty commitments

The Company is obligated to pay royalties to the Government of Israel and the Korea Israel Industrial Research and Development Foundation on revenues from product sales related to research and development, which was undertaken with Government grants and other grants. Since January 1, 1997, royalty rates are 2% to 5%. The royalty rates applicable for the Company’s research and development projects are 2% – 3.5%, except for one project that took place in the period July 1, 1997 – January 31, 2000, where the royalty rate is 4%.

Royalties are payable from the commencement of sales of each of these products until the cumulative amount of the royalties paid equals 100% of the dollar linked amounts of the grants received, without interest for projects approved prior to December 31, 2000 and with LIBOR interest for amounts received after that date.

The Company’s total outstanding contingencies in respect of royalty-bearing participations received or accrued, net of royalties paid or accrued before interest, amounted to approximately US$ 2,963 thousand as at December 31, 2008 (US$ 2,990 thousand as at December 31, 2007).

B.	Lease commitments

The premises and facilities occupied by the Company are leased under various operating lease agreements. Furthermore, the Company has entered into several operating lease agreements for motor vehicles in Israel.

The agreements are in New Israeli Shekel (NIS) or linked to the dollar or to the Israeli Consumer Price Index.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 11 – Commitments and Contingencies (Cont’d)

B.	Lease commitments (cont’d)

The minimum future rental payments under the above leases at exchange rates in effect on December 31, 2008, are as follows:

US$ thousands

Year ended December 31
2009	479
2010	278
2011	59
2012	3

Rental expenses under the lease agreements for the years ended December 31, 2006, 2007 and 2008 were US$ 142 thousand, US$ 167 thousand and US$ 236 thousand, respectively.

C.	Credit line

The Company has one line of credit provided to it by Bank Hapoalim (approximately US$ 158 thousand). The Bank Hapoalim is allowed to cancel or change the line of credit with no notice.

As at December 31, 2008, this credit line has not been used.

D.	Bank guarantee

The Company has provided a bank guarantee to a third party in respect of certain future rental payments in the amount of US$ 67 thousand. The guarantee has been provided for one year and is renewed each year according to the contract terms and conditions. The guarantee may be exercised by the third party subject to the terms in the rental agreement between the Company and the third party.

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

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 12 – Shareholders’ Equity

As of January 31, 2008 (i.e. the expiration date of the warrants), 399,934 warrants were exercised, of which 108,487 were exercised in January 2008, resulting in additional net proceeds of approximately $3.5 million in the aggregate ($964 thousand for 2008).

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

As at December 31, 2008, no warrants were exercised into shares related to this issuance.

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

5.	No options have been granted by the Company other than to employees and directors.

6.	Options granted to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the awards of the ordinary shares issued upon their exercise must be deposited with a trustee following the date of the grant. Under Section 102, any tax payable by an employee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares by the trustee to the employee or upon the sale of the awards or ordinary shares.

7.	On January 24, 2008 the Company granted, in the aggregate, 200,000 options to certain of its directors and employees under its Share Option Plan (2004) and US Share Option Plan (2000). In relation to this grant:

a.	The exercise price for the options (per ordinary share) was $US 11.20 and the Option expiration date was the earlier to occur of: (a) January 24, 2016; and (b) the closing price of the Shares falling below $US 5.60 at any time after the date of grant. 50% of the options vest and become exercisable on the second anniversary of the date of grant and an additional 50% of the options vest and become exercisable on the third anniversary of the date of the grant.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 12 – Shareholders’ Equity (cont’d)

B.	Stock options to employees and directors (cont’d)

b.	The Company recognizes compensation expense on these options based on estimated grant date fair value using the Monte Carlo option-pricing model with the following assumptions:

Average Risk-free interest rate (1)	3.36%
Expected dividend yield	0.0%
Average expected volatility (2)	116.24%
Termination rate	11%
Suboptimal rate (3)	3.4

(1)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.

(2)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.

(3)	Suboptimal rate represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal rate of the Company and similar companies.

c.	Expenses incurred during the year ended December 31, 2008 in relation to this grant were approximately US$ 310 thousand. As at December 31, 2008, there was approximately US$ 454 thousand of unrecognized compensation costs related to this grant to be recognized over a weighted average period of 2.07 years.

d.	All of these options expired by their terms on July 30, 2008 without exercise.

8.	On October 15, 2008 the Company granted, in the aggregate, 200,000 options to certain of its directors and employees under its Share Option Plan (2004) and US Share Option Plan (2000). In relation to this grant:

a.	The exercise price for the options (per ordinary share) was US$ 3.82 and the Option expiration date was the earlier to occur of: (a) October 15, 2016; and (b) the closing price of the Shares falling below US$ 1.91 at any time after the date of grant. 50% of the options vest and become exercisable on the second anniversary of the date of grant and an additional 50% of the options vest and become exercisable on the third anniversary of the date of the grant.

b.	The Company recognizes compensation expense on these options based on estimated grant date fair value using the Monte Carlo option-pricing model with the following assumptions:

Average Risk-free interest rate (1)	3.73%
Expected dividend yield	0.0%
Average expected volatility (2)	112.42%
Termination rate	11%
Suboptimal rate (3)	3.45

(1)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.

(2)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.

(3)	Suboptimal rate represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal rate of the Company and similar companies.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 12 – Shareholders’ Equity (cont’d)

B.	Stock options to employees and directors (cont’d)

c.	Expenses incurred during the year ended December 31, 2008 in relation to this grant were approximately US$ 24 thousand. As at December 31, 2008, there was approximately US$ 247 thousand of unrecognized compensation costs related to this grant to be recognized over a weighted average period of 2.87 years.

The following table summarizes information regarding stock options as at December 31, 2008:

	Options outstanding
Exercise price US$	Number of options	Weighted average remaining contractual life (in years)

0.90	1,950	3.07
2.53	40,500	5.99
3.19 - 5.75	315,000	5.59

	357,450

	Options exercisable
Exercise price US$	Number of options	Weighted average remaining contractual life (in years)

0.90	1,950	3.07
2.53	40,500	5.99
3.19 - 5.75	115,000	1.77

	157,450

The aggregate intrinsic value of options outstanding as of December 31, 2007 and 2008 is US$ 1,629 thousand and US$ 155 thousand, respectively. The aggregate intrinsic value of options excisable as of December 31, 2007 and 2008 is US$ 1,629 thousand and US$ 79 thousand, respectively.

The total intrinsic value of options exercised during the year ended December 31, 2007 and 2008, is US$ 3,300 thousand and US$ 120 thousand, respectively.

The intrinsic value of the options at the date of grant is zero.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 12 – Shareholders’ Equity (cont’d)

B.	Stock options to employees and directors (cont’d)

The stock option activity under the abovementioned plans is as follows:

	Number of options	Weighted average exercise price	Weighted average grant date fair value
		US$	US$

Balance at January 1, 2006	452,000
Forfeited	(11,500)	2.50	2.06
Exercised	(62,550)	3.22	2.75

Balance at December 31, 2006	377,950
Exercised	(205,800)	2.79	2.41

Balance at December 31, 2007	172,150
Granted	400,000	7.51	3.42
Expired	(200,000)	11.20	5.04
Exercised	(14,700)	1.86	2.60

Balance at December 31, 2008	357,450

Exercisable at December 31, 2008	157,450

During 2007 and 2008, the Company recorded share-based compensation expenses. The following summarizes the allocation of the stock-based compensation expenses:

	Year ended December 31
	2007	2008
	US$ thousands	US$ thousands

Cost of sales	2	49
Research and development costs	13	103
Selling and marketing expenses	8	96
General and administrative expenses	28	86

	51	334

As of December 31, 2008, there was approximately US$ 701 thousand of unrecognized compensation cost related to non-vested options to be recognized over a weighted average period of 2.87 years. No options were vested during 2008. The total grant date fair value of options vested during 2007 was US$ 26 thousand.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 13 – Sales

A.	Information on sales by geographic distribution:

The Company has one operating segment.

Sales are attributed to geographic distribution based on the location of the customer.

	Year ended December 31
	2006	2007	2008
	US$ thousands

North America	11,550	20,041	16,808
Europe	1,978	2,012	2,114
Rest of the world	2,590	4,731	6,632

	16,118	26,784	25,554

B.	Sales to single customers exceeding 10% of sales (US$ thousands):

Customer "A"	3,156	7,438	5,108
Customer "B"	*	*	3,521
Customer "C"	*	*	2,702

*	Less than 10% of sales.

Note 14 – Financial Income (Expenses), Net

	Year ended December 31
	2006	2007	2008
	US$ thousands

Interest income	313	1,085	1,361
Exchange rate differences, net	(108)	(69)	(75)
Bank charges	(38)	(60)	(98)

	167	956	1,188

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 15 – Taxes on Income

A.	Measurement of results for tax purposes under the Israeli Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) – 1986

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

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter – the “Law”)

1.	Rates

a.	The Company has been granted for its first investment program an “Approved Enterprise” status in 1988 under the Law. For this program, the Company has elected to be taxed under the alternative benefits method, whereby the Company waives grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from this first investment program was tax-exempt until 1997.

b.	The Company’s program for expansion of its “Approved Enterprise” in Yokneam was approved in September 1995. As the Company elected to apply the alternative benefits method for this program, the Company was entitled to a tax exemption with respect to the additional income derived from that expansion for ten years. In June 1995, the Israeli Tax Authorities and the Company have agreed that for the purpose of determining the Company’s tax liability, the Company’s taxable income deriving from the “Approved Enterprise” sources will be allocated to its manufacturing plant and to its research and development center, according to a formula based on the net costs plus royalties of the research and development center and the Company’s level of annual taxable income. The tax exemption of the manufacturing plant expired in 2006 and tax benefits allocated to the research and development center expired in 2004.

The final report as to the completion of investments under this program was approved by the Investment Center in October 2001.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 15 – Taxes on Income (cont’d)

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter – the “Law”) (cont’d)

1.	Rates (cont’d)

c.	In the event of distribution by the Company of cash dividends out of its retained earnings that were tax exempt due to the “Approved Enterprise” status, the Company would be subject to a 25% corporate tax on the amount distributed, and a further 15% withholding tax would be deducted from the amounts distributed to the shareholders.

d.	Should the Company derive income from sources other than the “Approved Enterprise” during the relevant period of benefits, such income will be taxable at the regular corporate tax rates for the applicable year.

2.	Accelerated depreciation

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

4.	Amendments to the Law

On March 30, 2005, the Israeli Parliament approved a reform of the above Law. The primary changes are as follows:

(a)	Companies that meet the criteria of the Alternate Path of tax benefits will receive those benefits without prior approval. In addition, there will be no requirement to file reports with the Investment Center. Companies will be required to notify the Israeli Tax Authorities regarding the implementation of the Alternate Path of tax benefits. Audits will take place via the Israeli Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 15 – Taxes on Income (cont’d)

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter – the “Law”) (cont’d)

4.	Amendments to the Law (cont’d)

(b)	Tax benefits of the Alternate Path include lower tax rates or no tax depending on the area and the path chosen, lower tax rates on dividend income and accelerated tax depreciation.

(c)	In order to receive the tax benefits in the Grant Path or the Alternate Path, the “Industrial Company” must contribute to the economic independence of Israel’s economy in one of the following ways:

1.	Its primary activity is in the Biotechnology or Nanotechnology fields and pre-approval is received from the head of research and development at the Office of the Chief Scientist;

2.	Its revenue from a specific country is not greater than 75% of its total revenues that year;

3.	25% or more of its revenues are derived from a specific foreign market of at least 12 million residents.

(d)	Upon the establishment of an “Approved Enterprise”, an investment of at least NIS 300 thousand in production machinery and equipment within three years is required.

(e)	For an expansion, a company is required to invest within three years the higher of NIS 300 thousand in production machinery and equipment or a certain percentage of its existing production machinery and equipment.

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

E.	Tax assessments

The Company received final tax assessments for all years up to and including the tax year ended December 31, 2004.

F.	Taxation of the subsidiary

At December 31, 2008, the Company’s subsidiary had approximately US$ 598 thousand net operating loss carryforwards for US federal income tax reporting purposes, which will expire through 2028. In addition, at December 31, 2008, the subsidiary had approximately US$ 460 thousand net operating loss carryforwards for state income tax reporting purposes, which will expire through 2014.

G.	Income before income taxes and income taxes expense (benefit) included in the consolidated statements of income

	Year ended December 31
	2006	2007	2008
	US$ thousands

Income before income taxes:
Israel	2,542	6,671	4,746
Foreign jurisdiction	11	41	23

	2,553	6,712	4,769

Income tax expense (benefit)
Current taxes:
Israel	-	424	438
Foreign jurisdiction	-	-	-

	-	424	438

Deferred taxes:
Israel	(42)	15	(307)
Foreign jurisdiction	(4)	(7)	(7)

	(46)	8	(314)

Total	(46)	432	124

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 15 – Taxes on Income (cont’d)

H.	Deferred income taxes

1.	Most of Silicom’s income is tax exempt due to the “Approved Enterprise” status granted to its production facilities. Silicom has decided to indefinitely reinvest the amount of the said tax-exempt income, and not to distribute such income as dividends.

2.	The tax effects of significant items comprising the Company’s deferred tax assets are as follows:

	December 31 2007	December 31 2008
	US$ thousands	US$ thousands

Deferred tax assets:
Accrued employee benefits	170	282
Research and development costs	158	456
Tax loss carryforwards	120	120
Other	85	77

Total gross deferred tax assets	533	935
Less: valuation allowance	(460)	(491)

Net deferred tax assets	73	444

The net change in valuation allowance for the years ended December 31, 2006, 2007 and 2008 was a decrease of US$ 1,298 thousand, an increase of US$ 77 thousand, and an increase of US$ 31 thousand, respectively.

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

Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2008. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 15 – Taxes on Income (cont’d)

I.	Reconciliation of the statutory tax expense (benefit) to actual tax expense (benefit)

	Year ended December 31
	2006	2007	2008
	US$ thousands

Income before income taxes	2,553	6,712	4,769

Statutory tax rate	31%	29%	27%

Computed expected tax	791	1,946	1,288

Increase (decrease) in taxes resulting from:
Non-deductible (deductible) operating expenses	57	121	105
Prior year adjustments	-	(31)	-
Change in valuation allowance	(1,298)	8	88
Tax effect due to "Approved Enterprise" status	359	(1,612)	(1,324)
Other	45	-	(33)

Income tax expense (benefit)	(46)	432	124

Basic earnings per share amounts of the benefit
resulting from the "Approved Enterprise" status	(0.07)	0.26	0.20

Diluted earnings per share amounts of the benefit
resulting from the "Approved Enterprise" status	(0.07)	0.26	0.20

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

As of January 1, 2007 and 2008 and for the twelve months ended December 31, 2007 and 2008, the Company and its subsidiary did not have any unrecognized tax benefits. In addition, the Company and its subsidiary do not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months. No interest and penalties related to unrecognized tax benefits had been accrued as of January 1, 2007 and 2008 and for the twelve months ended December 31, 2007 and 2008.

Silicom Ltd. and its Consolidated Subsidiary

Notes to the Consolidated Financial Statements

Note 15 – Taxes on Income (cont’d)

J.	Accounting for uncertainty in income taxes (cont’d)

The Company and its subsidiary file income tax returns in Israel and in the US. The Israeli tax returns of the Company are open to examination by the Israeli tax authorities for the tax years beginning in 2005. The US tax returns of the US subsidiary are open to examination by the US tax authorities for tax years beginning in 2005.

Note 16 – Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, trade and other receivables and trade accounts payable. The carrying amounts of these financial instruments, except for marketable securities, approximate fair value because of the short maturity of these investments. Assets held for severance benefits are recorded at their current cash redemption value.

The fair value of marketable securities is presented in Note 4 to these consolidated financial statements.