Form 20-F
period 2009-12-31
SILICOM LTD
filed 2010-03-18
CIK 916793

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report………………..

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

6,809,313

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

  Yes  ☐    No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

   Yes ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this fling:

US GAAP ☒	International Financial Reporting Standards as issued ☐ by the International Accounting Standards Board	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

Table of Contents

PART I.	6
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3. KEY INFORMATION	6
Selected Financial Data	6
Risk Factors	9
ITEM 4. INFORMATION ON THE COMPANY.	20
History and Development of the Company	20
Business Overview	21
Organizational Structure	29
Property, Plant and Equipment	29
ITEM 4A. UNRESOLVED STAFF COMMENTS	29
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	29
Critical Accounting Policies	30
Recently Enacted Accounting Pronouncements Not Yet Adopted	33
Operating Results	34
Liquidity and Capital Resources	36
Research and development, patents and licenses, etc.	38
Trend Information	39
Off-Balance Sheet Arrangements	40
Tabular disclosure of contractual obligations	40
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	41
Directors and Senior Management	41
Compensation	43
Board Practices	45
Employees	48
Share Ownership	49
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	50
Major Shareholders	50
Related Party Transactions	51

ITEM 8. FINANCIAL INFORMATION	53
ITEM 9. THE OFFER AND LISTING	53
Markets and Share Price History	53
ITEM 10. ADDITIONAL INFORMATION	55
Memorandum and Articles of Association	55
NASD Marketplace Rules and Home Country Practices	58
Material Contracts	59
Exchange Controls	60
Taxation	60
Documents on Display	71
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	72
Interest Rate Risk	72
Foreign Currency Exchange Risk	72
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	72
PART II.	72
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	72
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	73
ITEM 15. CONTROLS AND PROCEDURES.	73
ITEM 15T. CONTROLS AND PROCEDURES	73
Disclosure Controls and Procedures	73
Management's Annual Report on Internal Control over Financial Reporting	73
Inherent Limitations on Effectiveness of Controls	74
Changes in Internal Control over Financial Reporting	74
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	74
ITEM 16B. CODE OF ETHICS	74
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	75

Part I.

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.  KEY INFORMATION

Selected Financial Data

The selected data presented below under the captions “Consolidated Statements of Operations Data” and “Consolidated Balance Sheets Data” for and as of the end of each of the years in the five-year period ended December 31, 2009, are derived from our audited consolidated financial statements. The consolidated financial statements as of December 31, 2008 and 2009, and for each of the years in the three-year period ended December 31, 2009, and the report thereon, are included elsewhere in this annual report. The selected data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto, which are set forth in Item 18 – “Financial Statements” and the other financial information appearing elsewhere in this annual report.

 CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

	Year Ended December 31 In US$ Thousands
	2005	2006	2007	2008	2009
Sales	$10,876	$16,118	$26,784	$25,554	$20,526
Cost of sales	6,507	9,827	16,094	15,405	12,461
Gross profit	4,369	6,291	10,690	10,149	8,065
Research and development costs, gross	1,561	1,820	2,208	3,048	2,716
(Less) grant participation	(98)	--	--	--	--

Research and development costs, net	1,463	1,820	2,208	3,048	2,716
Sales and marketing expenses	903	1,105	1,537	2,093	1,821
General and administrative expenses	695	980	1,189	1,427	1,313
Total operating expenses	3,061	3,905	4,934	6,568	5,850
Operating income	1,308	2,386	5,756	3,581	2,215

Financial income, net	14	167	956	1,188	909
Income before income taxes	1,322	2,553	6,712	4,769	3,124

Income tax expenses (benefit)	-	(46)	432	124	305
Net income(1)	1,322	2,599	6,280	4,645	2,819
Income per share
Basic income per ordinary share	$0.31	$0.51	$1.03	$0.69	$0.42

Diluted income per ordinary share	$0.30	$0.49	$1.00	$0.69	$0.41
Weighted average number of ordinary shares used to compute basic income per share (in thousands)	4,256	5,138	6,122	6,685	6,720
Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	4,364	5,341	6,309	6,780	6,843

(1) Net income is after deduction of taxes on income, which have been reduced by virtue of tax benefits to which the Company is entitled in its capacity as an “Approved Enterprise” under Israeli law.  As such, the Company was required to pay taxes in a reduced effective rate. The Company selected the 2004 tax year and the 2006 tax year as its Year of Election, from which the period of benefits under the Investment Law are to commence. See Note 14C to the Financial Statements and “Item 10" - Additional Information - Taxation.”

	2005	2006	2007	2008	2009
Total assets	$9,045	$17,853	$45,642	$51,974	$55,591
Total current liabilities	$3,342	$3,452	$4,712	$4,735	$4,399
Long-term liability	$1,031	$1,220	$1,596	$1,905	$1,967
Shareholders' equity	$4,672	$13,181	$39,334	$45,334	$49,225
Capital stock	$14	$16	$20	$20	$20
Number of ordinary shares issued (1)	4,351,050	5,213,600	6,585,847	6,709,034	6,824,284

(1) Including 14,971 held by our subsidiary.

The table below sets forth the high and low NIS to U.S. Dollar exchange rates for each period, as published by the Bank of Israel:

	HIGH	LOW
February 2010	3.796	3.704
January 2010	3.765	3.667
December 2009	3.815	3.772
November 2009	3.826	3.741
October 2009	3.780	3.690
September 2009	3.807	3.729

The table below sets forth, for the five more recent full financial years, the average NIS to U.S. Dollar exchange rates for each period, calculated by using the average of the exchange rates on the last day of each month for each period, as published by the Bank of Israel:

2009	3.933
2008	3.568
2007	4.085
2006	4.442
2005	4.503
2004	4.483

The NIS to U.S. Dollar exchange rate on February 26, 2010, as published by the Bank of Israel, was NIS 3.796.

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

We depend on a small amount of customers for our products. Our top two customers accounted for 27% of our revenues in 2009. We expect that a small number of customers will continue to account for a significant portion of our revenues for the foreseeable future. Loss or cancellation of business from, significant changes in deliveries to, or decreases in the prices of services sold to, one or more of our key customers has, in the past, significantly reduced our revenues for a reporting period and could, in the future, harm our margins, financial condition and business.

The markets for our products change rapidly and demand for new products is difficult to predict.

The markets for our products are characterized by rapidly changing technology and evolving industry standards. For example, the migration to 10Gbps solutions, the European Union’s directive regarding Restriction Of Hazardous Substances (ROHS) which requires products to be ROHS compliant, the Chinese ROHS directive and the migration from the PCI-X server bus to the PCI-Express (PCI-E) server bus, causes our OEMs to demand such new products and technologies. In the event that our OEMs decide to begin using such new technologies, we may not be able to develop products for the new technologies in a timely manner. Our OEMs may also select competing products despite our ability to develop products incorporating new technologies. Furthermore, the migration to 10Gbps, while presenting an opportunity for more cards and solutions to be sold, may also result in a decrease in the need for Multi-Port cards as throughput performance may be achieved via a single port of 10Gbps. Consequently, we may suffer from reduced sales to such OEMs and accumulate unusable inventory which can be used only with older technologies. We intend to continue investing in product and technology development. Although we have recorded growing sales of our line of products (to which the majority of our revenues are attributable), there can be no assurance that we will continue to be successful in the marketing of our current products and in developing, manufacturing and marketing enhanced and new products in a timely manner.

We may experience difficulty in developing new, commercially successful products at acceptable release times.

We conduct extensive research, development and engineering activities. Our efforts emphasize the development of new products, cost reduction of current products, and the enhancement of existing products, generally in response to rapidly changing customer preferences, technologies and industry standards. We cannot guarantee the continued success of our latest lines of products, Multi-Port Gigabit-Ethernet Server Networking Adapters and Bypass Adapters, that they will be widely accepted by the marketplace or that any of our development efforts will result in commercially successful products, that such products will be released in a timely manner or that we will be able to respond effectively to technological changes or new product announcements by others.

Loss of our sources for certain key components could harm our operations.

Although we generally use standard parts and components for our products, certain key components used in our products are currently available from only one source, and others are available from a limited number of sources. We believe that we maintain a sufficient inventory of these components to protect against delays in deliveries. However, we cannot guarantee that we will not experience delays in the supply of critical components in the future or that we will have a sufficient inventory of critical components at such time to produce products at full capacity. Additionally, a key component in many of our cards is manufactured by Intel, one of our competitors. While we have not encountered difficulties in purchasing such components from Intel's distributors, we cannot guarantee that we will continue to be able to purchase such components without delays or at reasonable prices. In the event that we are not able to purchase key components of our products from our limited sources, or are able to purchase these key components only under unreasonable terms, we may need to redesign certain products. We cannot guarantee that we will have adequate resources for such a redesign or that such a redesign will be successful. Such inability to obtain alternative resources or to successfully redesign our products could have a material adverse effect on our business, results of operations and financial condition.

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

Most of our revenues are generated from the sale of our add-on server adapters. The technology industry in which we operate is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. While these changes could lead to a reduction in the demand for our existing products, they could also create an opportunity for us to expand our product offering to our existing customers and to new customers. Accordingly, our future success may depend on our ability to diversify our product offering and enter new markets, which could involve numerous risks, including:

●	Substantial research and development and business development expenditures, which could divert funds from other corporate uses and/or have a significant negative effect on our short-term results;

●	Diversion of management’s attention from our core business; and

●	Entering markets in which we have little or no experience.

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

We may assume liabilities, incur amortization expenses related to intangible assets or realize large and immediate write-offs in connection with future acquisitions. In addition, the future valuation of these acquisitions may decrease from the market price paid by us, which may result in the writing-off, or impairment, of the relevant assets. In addition, our operation of any acquired or merged businesses, technologies or assets could involve numerous risks, including:

●	Post-merger integration problems resulting from the combination of any acquired operations with our own operations or from the combination of two or more operations into a new merged entity;

●	Diversion of management’s attention from our core business;

●	Substantial expenditures, which could divert funds from other corporate uses;

●	Entering markets in which we have little or no experience; and

●	Loss of key employees of the acquired operations.

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

We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including our pro-rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro-rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. If we were to be a PFIC, and a U.S. Holder does not make an election to treat us as a “qualified electing fund,” or QEF, or a “mark-to-market” election, “excess distributions” to a U.S. Holder, and any gain recognized by a U.S. Holder on a disposition or our ordinary shares, would be taxed in an unfavorable way. Among other consequences, our dividends, to the extent that they constituted excess distributions, would be taxed at the regular rates applicable to ordinary income, rather than the 15% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation, and certain "interest" charges may apply. In addition, gains on the sale of our shares would be treated in the same way as excess distributions. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory provisions, it is unclear whether we would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset our passive income in the calculation of gross income. As a result of our substantial cash position, if the value of our shares declines, there is a substantial risk that we will be classified as a PFIC under the asset test described above. There can be no assurance that we will not be classified as a PFIC by the U.S. Internal Revenue Service. In light of the uncertainties described above, no assurance can be given that we will not be a PFIC in any year. A U.S. Holder who makes a QEF election is taxed currently on such holder's proportionate share of our earnings. If the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, however, it might be too late for a U.S. Holder to make a timely QEF election, unless the U.S. Holder qualifies under the applicable Treasury regulations to make a retroactive (late) election. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to exceptions for U.S. Holders who made a timely QEF or mark-to-market election, or certain other elections. We do not currently intend to prepare or provide the information that would enable you to make a Qualified Election Fund election. Accordingly, our shareholders are urged to consult their tax advisors regarding the application of PFIC rules.

The tax benefits available to us under Israeli law require us to meet several conditions and applying plan administration rules, and may be terminated or reduced in the future, which would increase our taxes.

Our production facilities have been granted “Approved Enterprise” status and since and as such, we are entitled to certain tax benefits. To be eligible for these tax benefits, we must meet conditions and applying plan administration rules. If we fail to meet these conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we might already have received. These tax benefits may not be continued in the future at their current levels, or at any level. In recent years, the Israeli government has reduced the benefits available and has indicated that it may further reduce or eliminate some of these benefits in the future. The termination or reduction of these benefits may increase our income tax expense in the future. To the best of our knowledge, to date we have met the conditions for benefits under our “Approved Enterprise” program in all material respects. There can be no assurance, however, that we will continue to meet such conditions in the future. See Item 10 "Additional Information – Taxation – Law for the Encouragement of Capital Investments, 1959" for more information about our "Approved Enterprise" status.

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

Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and the Arab countries in the region. This state of hostility has varied in degree and intensity over time. There has also been conflict and unrest between Israel, the Palestinian Authority and certain terrorist groups operating within the Palestinian Authority and Lebanon. A significant increase in violence began in September 2000 and has continued with varying levels of severity through 2009, the most severe of which was Israel’s war with the Hizbullah militant group in July and August of 2006. In addition, in December 2008 and January 2009 there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel. While such previous hostilities did not have a material adverse impact on our business, we cannot guarantee that hostilities will not be renewed and have such an effect in the future. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Since many of our facilities are located in Israel, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

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

The volatility in the securities markets discussed above and its effect on high-technology companies may have a ripple effect on our performance. In the downturn which the markets experienced beginning in 2001, technology companies dealing in communications and computers were severely affected and some were forced to cease operations. We felt the effects of this downturn in 2001 through 2003. Currently, we are affected by the downturn in the economic markets which began in 2008, posing a risk to industries based on technology as well as the overall economy. We can give no assurance that our results will not be affected on a going forward basis by the current downturn and by any future downturns.

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

Our investment portfolio currently consists of corporate debt securities and securities of US government agencies, which the Company classified at December 31, 2009 as "held-to-maturity". As of December 31, 2009, we hold approximately $28.7 million in corporate debt securities and securities of US government agencies.

Due to recent significant disruptions in the financial and credit markets, corporate debt securities in our portfolio are subject to a possible increased risk of default due to bankruptcy, lack of liquidity, operational failure or other factors affecting the issuers of those securities.  In addition, securities in our portfolio are subject to other risks, such as credit, liquidity, market and interest rate risks, which may be exacerbated by the recent market disruptions. We may be required to adjust the carrying value of our investment securities due to a default, lack of liquidity or other event, if the event constitutes an impairment which is considered to be other-than-temporary. As of December 31, 2009, we were not required to adjust the carrying value of our investment securities since there were no other-than-temporary impairments.

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

We are currently engaged in the design, manufacture, marketing and support of connectivity solutions for a broad range of servers and server based systems. Our first products were integrated circuits for information technology (or IT) manufacturers. In the early 1990s, we began focusing our strategy on designing, manufacturing, marketing and supporting a range of connectivity solutions for mobile and personal computers users. In subsequent years we developed several broadband internet related products.

In 2002, we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end Multi-Port server networking cards, which in the past had contributed to our sales growth and which we expect to continue being the principal driver of our sales growth in the coming years. In November and December of 2003 we secured our first Design Wins for these new products. Since that time we have identified the server-based network appliances market and specifically the server-based security appliances and WAN (Wide Area Network) optimization appliances within such market as demonstrating a strong demand for our products. We have added to our product lines networking products which include special functionalities called Bypass Adapters for the server based appliances and have received significant orders for both our Bypass Adapters and our non-Bypass adapters. We secured additional Design Wins throughout 2004-2009. Several of these Design Wins were from leading companies engaged in a number of industries.

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

In May 2007, we conducted a private placement, pursuant to which we issued to certain “accredited investors” and “qualified institutional purchasers” 875,000 ordinary shares at a purchase price of $20.50 per share and warrants to purchase up to 218,750 ordinary shares at an exercise price of $28.25 per share. The warrants issued to the investors will expire in July 2010. Net proceeds from the private placement were approximately $16.8 million, net of $1.2 million of issuance costs. We issued to the placement agents warrants to purchase up to an aggregate of 10,937 ordinary shares on the same terms as the warrants issued to the investors. As of February 26, 2010 no warrants were exercised into shares related to that issuance.

Business Overview

We are currently active in the product line of high-end server networking cards with and without bypass (server adapters), which is described in greater detail below. These are products for which we are leveraging our expertise in networking and operating systems and facilitating improved connectivity for servers by increasing the number of ports on the server adapters and by adding bypass and other special functionality for security appliances, WAN (Wide Area Network) optimization appliances and other network appliances. Starting at 2006, we have extended our product line by adding intelligent and programmable cards, such as encryption acceleration cards and redirector cards. We also added intelligent stand alone bypass units.

In 2008, we extended the line of 10Gbps products by adding cards with and without bypass, with a variety of interfaces. Revenues from this product line are rising.

In 2009, we launched a new product family, the patent-pending SErver To Appliance Converter ("SETAC"), which is designed for providers of appliance-based network solutions. The SETAC enables us to address market segments and market demands that we could not address before, as well as offer a full network appliance platform solution.

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

We have developed a line of products for the server networking industry which facilitates interaction between servers, allowing them to communicate with each other through a larger number of ports and with higher performance than their original capabilities. These are powerful products that allow server-based systems to fully exploit the high speed potential of Gigabit Ethernet. The products have either one, two, four or six ports, which plug into the servers between which interaction is facilitated. We believe that our products cover a broader scope of features than those of our main competitor, Intel. We believe that our expanded feature set coupled with the fact that our products are based on two different industry leader chip sets (Intel and Broadcom), which makes them more compatible with our potential customers' needs, gives us a competitive edge. To the best of our knowledge we are currently the only company offering such a comprehensive range of server networking products.

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

The products are divided into two groups: One group of products is based on Broadcom's chipset and the other group is based on Intel's chipset.

Examples of products based on Broadcom's chipset are: PXG6, PXG4, PXG2, PXG2F, PEG1, PEG1F, PEG2, PEG4BP, PXG2BP, PXG4BP, PXG2-ROHS. The number in each product name represents the number of Gigabit-Ethernet ports that the product has. The F (in the fourth and sixth products) represents a Fiber-optic Ethernet interface, rather than a copper Ethernet interface as in the other products. The X represents PCI-X based products, while E represents PCI-Express based products, indicating products that are based on the newest PCI-Express bus. The BP represents a card that carries the bypass functionality. The ROHS represents a card that is ROHS compliant. Products based on the Intel chipset carry the same name with an addition of “i” at the end to indicate the Intel chipset. Examples of the Intel based products are: PXG6i, PXG4i, PXG2i, PXG2Fi, PXG4Fi, PXG2BPi, PXG4BPi, PXG4BPi-ROHS, PXG2BPFi and PXG4BPFi PEG2i, PEG4BPi. Except for the difference in the type of chipset, type of bus, bypass functionality, number of ports and type of Ethernet interface, all of the principal applications are similar.

Principal Applications, all of which demand high performance Multi-Port connectivity:

●	Security appliances
●	WAN optimization appliances
●	Load balancing and traffic management appliances
●	Network-attached storage (NAS)
●	Video on Demand servers
●	Content Delivery servers
●	Internet Service Providers / Web Hosting
●	High end computing

It would be difficult to design such high-end products without a high level of cross-disciplinary knowledge. The products we have developed use our Ethernet and operating systems expertise. The products in this line include more than forty Multi-Port Gigabit-Ethernet Server Networking cards (bypass and non-bypass).

Our business model for our server adapter line of products is called the Design Win Model. The following are the main aspects of this model:

●	We approach a potential customer or are approached by such customer.

●	If the customer shows interest in the products and we believe that achievement of a business relationship with the customer is possible, we ship products for such customer’s evaluation.

●	During the evaluation process the customer receives a few of our Server Networking Cards for initial basic testing. If the evaluation process is successful, we ship products for qualification.

●
During the qualification process the customer receives a larger amount of our Server Networking Cards for more specific testing, which may include certain customization of our products to its specific needs.

●	If the qualification process is successful, we enter into negotiations regarding the terms of a business relationship.

●	In some cases, typically with the larger customers, the evaluation and qualification process may take 12 months or more.

●
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

Principal Markets

The principal markets in which we compete are set forth more particularly in, and are incorporated by reference to Note 12 to the consolidated financial statements set forth in Item 18 of this annual report. In  2007, 2008, and 2009, approximately  7% ,8% and 17%, respectively, of our sales were in Europe, 75%, 66% and 71%, respectively, were in North America, and 18%, 26% and 12%, respectively, were in other countries. Our main business is not seasonal, and we believe that there are sufficient sources and raw materials available to sustain it.

Sales and Marketing

Over the last few years, our sales and marketing has been carried out through a network of strategic relationships with leading original equipment manufacturers which sell our products, generally as a part of their systems and sometimes under their own private labels. Our current original equipment manufacturer customers are mostly active in the security appliances market, WAN optimization market, other network appliances markets (such as load balancing and traffic management), storage market, general servers market and other server based applications. They are referred to in this report as OEMs, or OEM customers. Our strategy of carrying out strategic relationships with OEM customers continues to be the strategy under which we operate. We believe that these relationships enable us to take advantage of the superior financial resources and market presence of these companies to increase our sales and establish, maintain and strengthen our position and reputation in the market. In addition, we believe that relationships with OEMs improve access to new technologies developed by such OEMs, thereby ensuring smooth integration of our products and technology with those of the OEMs. In furtherance of this strategy, in 2005-2009 we entered into additional strategic arrangements with additional OEMs and continued recording Design Wins from OEMs who purchase our products. Revenues from sales of our products to OEM customers in 2009 constituted approximately 99% of our revenues. We expect the percentage of our revenues that is derived from sales of connectivity products to OEM customers to continue being approximately 99% as we continue to focus our efforts on our server adapter products, which are sold mostly to OEMs, and begin to focus on SETAC products, which will be sold mostly to OEMs. As such, the loss of some of our OEM customers may have a material adverse effect on our operations and financial results and we cannot assure you that we will be able to enter into strategic relationships with OEMs in the future. Our other non-OEM products are marketed directly, through our U.S.-based subsidiary and through a network of independent distributors. Normal payment terms of our OEM customers are up to 90 days net. Substantially all of our international sales are denominated in U.S. dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions and changes in tariffs and freight rates. We have experienced no material difficulties to date as a result of these factors.

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

Research and Product Development

Since we commenced operations, we have conducted extensive research, development and engineering activities. Our efforts emphasize the development of new products, cost reduction of current products, and the enhancement of existing products, generally in response to rapidly changing customer preferences, technologies and industry standards. During 2003-2009 we fully matured our Multi-Port line of Server Adapter products and further invested in the development of other products including development of cards incorporating bypass functionality, addition of a full line of PCI-Express cards based on both chipsets we used for the PCI-X based cards, supplementing a line of PCI-Express bypass cards and adding a line of ROHS compliant cards for PCI-X cards (as PCI-Express cards were originally designed to be ROHS compliant). During 2006 we launched a new product line of high-performance encryption cards designed to improve the throughput of internet security appliances and network gateways. The products improve the performance of networking appliances by independently executing encryption tasks, thereby accelerating the encryption process and freeing the CPUs of such appliances for other activities. During 2007, we enhanced our offering of encryption cards by adding a line of encryption products which is based on a second chipset  manufacturer, positioning ourselves again (just like with the networking adapters) as an independent supplier which is able to deliver such cards based on chipsets delivered by the leaders in this industry. In addition, during 2007, we developed a line of stand-alone bypass solutions which allow the use of our solutions even where the networking component of the solution is already present. Also, during 2007, we worked to develop a series of 10Gbps adapters, based both on Intel chips and on Broadcom chips. During 2008, due to market demand we added two more stand-alone bypass units: 1. Entry level bypass switch 1/10Gbps, directed at power failure bypass. 2. High end 10Gbps intelligent bypass switch with self generating heartbeat and versatile monitoring and control options.

In 2008 and 2009, we continued to focus our efforts on the 10Gbps series, and we currently have the following families of 10Gbps cards: 1. Our main family of 10Gbps cards consists of 10Gbps adapters with and without bypass, with both Intel and Broadcom controllers, including several interface options (such as XFP, CX4, SFP+ and 10GbaseT). 2. The family of redirector cards, which was launched during 2008, which integrates intelligent packet filtering, multi-port connectivity and automated bypass on a single networking card. In addition to the abovementioned redirector cards, we are also developing a family of intelligent cards which enable intelligent offloading of server tasks.

During 2008 and 2009, we have developed the SETAC, a new, patent pending, product family. SETAC converts standard servers to network appliances and is designed for systems that require front I/O ports, I/O ports replaceable without opening the system chassis, high quantity of I/O ports and flexibility to provide high quantity of different configurations. This new product line responds to the dilemma currently faced by network appliance providers in designing their network appliances, which is either using a general server with standard add-on adapters, assuring server-grade reliability and a stable state of the art technological environment but sacrificing flexibility, or using specific appliance- oriented hardware solutions, allowing superior flexibility and field-re-configurability but lacking in server grade reliability and technological stability. SETAC offers the benefits of these two options, enabling branded high technology servers to be configured as hardware appliances, and creating an ideal network appliance that combines server grade reliability, front- end access, field- replaceable architecture and a stable state-of-the-art technology environment.

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

We seek to monitor quality with respect to each stage of the production process including, but not limited to, the selection of component suppliers, warehouse procedures and final testing, packaging and shipping. We have been certified as complying with "ISO 9001:2000", which is a quality control standard used in our industry. We believe that our quality assurance procedures have been instrumental in achieving a high degree of reliability for our products. We intend to continue to maintain and improve the efficiency of such procedures.

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

In the server networking industry for which we have developed our Multi-Port Gigabit-Ethernet Server Networking cards, our main competitor is Intel. In the bypass cards industry, our competition is not as significant. To the best of our knowledge, our only significant competitors in this industry are Interface Masters, Portwell and Adlink. Intel has also begun to offer bypass cards, primarily as a solution to an Intel-based appliance. There may be other local solutions which might compete with our products.  In the external bypass cards industry (in which solutions are offered in the form of an external box instead of an embedded card), to the best of our knowledge our main competitor is Netoptics, and to some degree also Interface Masters who recently began to offer such cards.

Intellectual Property Rights and Software Protection

Our success and ability to compete are dependent to a significant degree on our technology. In order to establish and protect the technology we use in our products, we primarily rely on a combination of non-disclosure agreements and technical measures, and to a lesser degree on patent. These measures afford only limited protection, and accordingly, there can be no assurance that the steps we take will be adequate to prevent misappropriation of our technology or the independent development of similar technologies by others. Despite our efforts to protect our technology, unauthorized parties may attempt to copy aspects of our products and develop similar hardware or software or to obtain and use information that we regard as proprietary. In addition, there can be no assurance that one or more parties will not assert infringement claims against us. The cost of responding to claims could be significant, regardless of whether the claims are valid.

To date, we filed one provisional patent application in the United States, to protect our proprietary intellectual property with respect to SETAC. We cannot assure you that a patent will actually be issued or that the scope of any issued patent will adequately protect our intellectual property rights.

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

Organizational Structure

We have one wholly owned subsidiary, which is incorporated in the United States, under the name Silicom Connectivity Solutions, Inc. Two of our founders, Messrs. Yehuda and Zohar Zisapel, are also founders, directors and principal shareholders of several other corporations. See Item 7. “Major Shareholders and Related Party Transactions".

Property, Plant and Equipment

We do not own any real property, but we lease property at three locations. Our executive offices and research and development facilities are located in Kfar Sava, Israel. The original term of our lease with respect to such space expired on October 31, 1998 and was renewed for additional one-year periods through October 31, 2007. In November 2007, we signed a lease agreement extending the term of the lease for our Kfar Sava offices until December 31, 2008. In December 2008, we extended the lease until December 31, 2009, and in December 2009, we extended the lease further until December 31, 2010. The facility is 674 square meters in size and we currently pay a monthly rent of approximately $9,500.

We conduct our manufacturing from a facility in Yokneam, Israel. In December 31, 2008, we did not renew our lease for the facility we were leasing in Yokneam since 2000, but instead signed a new lease and, as of January 2009, moved to a new facility in Yokneam. This facility is 913 square meters in size, and the monthly rent payments are approximately $12,000. The lease is for a period of two years, ending in December 31, 2010, with an option to renew the lease for an additional period of three years.

Commencing in February 2004, we began to sub-lease office space in Paramus, New Jersey, from an affiliate. This sub-lease was in effect until January 31, 2006 and was renewed for additional one-year periods through January 31, 2011. Currently, the monthly rent payments for this space are approximately $750. See “Item 7 – Major Shareholders and Related Party Transactions.”

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

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

Silicom was incorporated in Israel and commenced operations in 1987. We have traditionally been engaged in the design, manufacture, marketing and support of connectivity solutions for computers. In the years 2000 and 2001, we leveraged the IP developed in this area for use in the broadband internet access market. In late 2002, we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end server networking cards, recording growing sales of these products in 2004-2007. In 2008 we recorded sales of these products of approximately $25.6 million, and in 2009 we recorded sales of approximately $20.5 million. We primarily sell our products through original equipment manufacturers and, to a lesser extent, through independent distributors (on a non-exclusive basis).

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

●	Inventories - Inventories are stated at the lower of cost or market. Cost is determined using the "average-cost" method. We write down obsolete or slow moving inventory to its market value.

●
Marketable securities – We account for investments which we intend and are able to hold to maturity, that are classified as held-to-maturity investments as defined in ASC 320-10 (SFAS No. 115), “Accounting for Certain Investments in Debt and Equity Securities”. Effective April 1, 2009, we adopted ASC 320-10 (FSP FAS 115-2) and ASC 958-320 (FAS 124-2), "Recognition and Presentation of Other-Than-Temporary Impairments" (ASC 320-10 and ASC 958-320), which significantly changes the existing other-than-temporary impairment model for debt securities.  It also modifies the presentation of other-than-temporary impairment losses and increases the frequency and expands required disclosures about other-than-temporary impairment for debt and equity securities.

When other-than-temporary impairment has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is recognized in earnings equal to the entire difference between the amortized cost basis of the investment and its fair value at the balance sheet date. If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings.

ASC 320-10 and ASC 958-320 did not have material effect on our financial statements. See also Note 1E to our consolidated financial statements.

●
Allowance for doubtful accounts - Trade receivables are recorded less the related allowance for doubtful accounts receivable. We consider accounts receivable to be doubtful when it is probable that we will be unable to collect all amounts, taking into account current information and events regarding our customers' ability to repay their obligations. The balance sheet allowance for doubtful debts is determined as a specific amount for those accounts the collection of which is uncertain. We perform our estimates regarding potential doubtful debts based on payment history and correspondence with our customers, and based on new information we receive about the customers’ financial situation. As of December 31, 2009, the allowance for doubtful debts was $20 thousand.

●
Deferred Taxes - We account for income taxes under ASC 740-10 (formally known as SFAS No. 109), "Accounting for Income taxes". Under ASC 740-10, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred taxes assets to the amount expected to be realized. Valuation allowances in respect of deferred taxes were recorded in respect of the following matters:

▪
Deferred tax assets that, as we believe, are more likely than not to be realized. In assessing the potential of realization of deferred tax assets, we consider projected future taxable income and tax planning strategies.

▪
Carry forward tax losses - As of December 31, 2009, our subsidiary had federal carry forward tax losses of approximately $591 thousand to be realized through 2028 and New Jersey state carry forward tax losses of approximately $213 thousand to be realized through 2014. There is no assurance that all of these carry forwards will be realized.

Deferred tax assets and liabilities are classified as current or non-current items in accordance with the nature of the assets or liabilities to which they relate. When there are no underlying assets or liabilities the deferred tax assets and liabilities are classified in accordance with the period of expected reversal. Income tax expenses represent the tax payable for the period and the changes during the period in deferred tax assets and liabilities. As of December 31, 2009, the deferred tax assets were $425 thousand.

●
Accounting for uncertainty in income taxes - Beginning with the adoption of ASC 740 (FASB Interpretation No. 48), “Accounting for Uncertainty in Income Taxes” (FIN 48) as of January 1, 2007, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with ASC 740-10 (SFAS No. 109). This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position.

The Company and its subsidiary adopted the provisions of FIN 48 as of January 1, 2007, and there was no material effect on the financial statements. As a result, the Company and its subsidiary did not record any cumulative effect related to adopting FIN 48.

As of January 1, 2009 and for the twelve months ended December 31, 2009, the Company and its subsidiary did not have any unrecognized tax benefits. In addition, the Company and its subsidiary do not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

●
Impairment or disposal of long lived assets - We account for long-lived assets in accordance with the provisions of ASC subtopic 360-10 (SFAS No. 144), “Accounting for the Impairment or Disposal of Long-Lived Assets”. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is being determined using discounted cash flow models. Assets to be disposed would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell.

●
Accounting for Stock-Based Compensation - Effective January 1, 2006, the Company adopted ASC topic 718 (SFAS No. 123(R)), “Share-Based Payment”. This Statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation cost on a prospective basis. Under this method, the Company recorded stock-based compensation expense for awards granted prior to, but not yet vested as of January 1, 2006, the Company recognizes compensation expense based on estimated grant date fair value using the Black-Scholes option-pricing model. The share-based awards granted after January 1, 2008, include features that are not supported by the Black and Scholes valuation model, such as expiration date to occur if the closing price of the Shares falling below 50% of grant date Share price, therefore for share-based awards granted after January 1, 2008, the Company recognizes compensation expense based on estimated grant date fair value using the Monte Carlo option-pricing model.

Recently Enacted Accounting Pronouncements Not Yet Adopted

In October 2009, the FASB issued ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, Revenue Arrangements with Multiple Deliverables). ASU 2009-13 amends ASC 650-25 to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price ("VSOE") or third party evidence of selling price ("TPE") before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company expects that the adoption of ASU 2009-13 will not have a material impact on its consolidated financial statements.

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

Year Ended December 31,

	2007	2008	2009
Sales	100%	100%	100%
Cost of sales	60.1	60.3	60.7
Gross profit	39.9	39.7	39.3
Research and development costs	8.2	11.9	13.2
Selling and marketing expenses	5.7	8.2	8.9
General and administrative expenses	4.4	5.6	6.4
Operating Income	21.5	14.0	10.8
Financial income, net	3.5	4.7	4.4
Income before income taxes	25.0	18.7	15.2
Income tax expenses	1.7	0.5	1.5
Net Income	23.3	18.2	13.7

Sales in 2009 decreased by 19.7% to $20,526 thousand compared to $25,554 thousand in 2008. The decrease in sales is mostly attributed to the generally lower demand caused by the global economic downturn. As a result of this economic downturn, during 2009 we have experienced a significant reduction in ongoing purchase orders, particularly from some of our major customers.

Sales in 2008 decreased by 4.6% to $25,554 thousand compared to $26,784 thousand in 2007, primarily due to the global downturn and the difficult market environment, and to a reduction in the orders of the Company's largest customer. Such reduction in orders is attributed to changes in the appliance configuration of the customer, which began offering the Company's copper BYPASS cards as an optional add-on rather than as a standard component.

Gross profit in 2009 was $8,065 thousand compared to $10,149 thousand in 2008. Gross profit as a percentage of sales in 2009 was 39.3%, compared to 39.7% in 2008. Our gross profit is largely dependent on the mix of products we sell during a specific year. The slightly lower gross profit percentage in 2009 was primarily a result of changes to the mix of sold products.

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

Research and development expenses in 2009 decreased by 10.9% to $2,716 thousand compared to $3,048 thousand in 2008. This decrease was mainly attributed to a relative strengthening of the US dollar against the New Israeli Shekel (a significant portion of our research and development expenses are incurred in New Israeli Shekels).

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

Selling and marketing expenses in 2009 decreased by 13.0% to $1,821 thousand compared to $2,093 thousand in 2008. This decrease was mainly attributed to a relative strengthening of the US dollar against the New Israeli Shekel (a significant portion of our selling and marketing expenses are incurred in New Israeli Shekels).

Selling and marketing expenses in 2008 increased by 36.2% to $2,093 thousand compared to $1,537 thousand in 2007, mainly due to a continued weakening of the US Dollar against the New Israeli Shekel (a significant portion of our selling and marketing expenses are incurred in New Israeli Shekels) and to our continued investment in the promotion of our server networking products.

General and administrative expenses in 2009 decreased by 8.0% to $1,313 thousand compared to $1,427 thousand in 2008. This decrease was mainly attributed to a relative strengthening of the US dollar against the New Israeli Shekel (a significant portion of our general and administrative expenses are incurred in New Israeli Shekels).

General and administrative expenses in 2008 increased by 20.0% to $1,427 thousand compared to $1,189 thousand in 2007, primarily due to a continued weakening of the US Dollar against the New Israeli Shekel (a significant portion of our general and administrative expenses are incurred in New Israeli Shekels).

Financial income in 2009 decreased by 23.5% to $909 thousand compared to $1,188 thousand in 2008. The decrease was primarily caused by the decrease in yields from investments in marketable securities. Thus, despite the effect of a relative strengthening of the US dollar against the New Israeli Shekel (a significant portion of our balance sheet assets and obligations are denominated in NIS), which creates a net financial income in US dollars from exchange rate differences, and an increase in funds available for investment, there was a decrease in financial income in 2009.

Financial income in 2008 increased by 24.3% to $1,188 thousand compared to $956 thousand in 2007. The increase was primarily a result of an increase in funds available for investments.

In 2009 we recorded current income tax expenses of $358 thousand and deferred income tax expenses of $19 thousand compared to current income tax expenses of $438 thousand and deferred income tax benefit of $314 thousand in 2008. In addition, in 2009 we recorded income tax benefit relating to former years (tax returns) of $72 thousand.

In 2008 we recorded current income tax expenses of $438 thousand and deferred income tax benefit of $314 thousand compared to current income tax expenses of $455 thousand, deferred income tax expenses of $8 thousand and income tax benefit relating to former years (tax returns) of $31 thousand in 2007.

In 2009 we recorded net income of $2,819 thousand compared to net income of $4,645 thousand in 2008, a 39.3% decrease. This decrease was mainly due to the respective decrease in sales, and occurred despite a decrease in our operational expenses as described above.

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

Liquidity and Capital Resources

As of December 31, 2009, we had working capital of $30,985 thousand and our current ratio (current assets to current liabilities) was 8.04. Cash and cash equivalents as of December 31, 2009 decreased by $7,315 thousand to $7,253 thousand compared with $14,568 thousand as of December 31, 2008. Short-term bank deposits increased by $7,253 thousand to $7,253 thousand compared with $0 thousand as of December 31, 2008. Short-term marketable securities increased by $1,999 thousand to $10,425 thousand and long-term marketable securities increased by $2,104 thousand to $18,308. The net increase of $4,041 thousand in these four balance sheet items in 2009 was mainly due to net cash provided by operating activities, and to the exercise of options.

Trade receivables increased to $5,172 thousand as of December 31, 2009 from $4,849 thousand as of December 31, 2008, mainly due to the increase in sales in the fourth quarter of 2009, as compared to sales in the fourth quarter of 2008. Other receivables increased from $353 thousand to $371 thousand.

Trade payables decreased from $2,681 thousand at the end of 2008 to $2,261 thousand at the end of 2009, mainly due to the decrease in inventory in the forth quarter of 2009.

Other payables and accrued liabilities increased from $2,054 thousand at the end of 2008 to $2,138 thousand at the end of 2009.

Cash provided by operating activities in 2009 amounted to $3,835 thousand compared to $5,756 thousand in 2008. The cash provided by operating activities in 2009 was the result of our positive operating income.

Inventories decreased from $5,269 thousand at the end of 2008 to $4,677 thousand at the end of 2009. In Q4 of 2008 some of our customers postponed and/or cancelled a few of their purchase orders, thus resulting in an increased inventory at the end of 2008.

Capital expenditures on property and equipment in 2009 were $258 thousand compared with $574 thousand in 2008.

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

In May 2007, we conducted a private placement, pursuant to which we issued to certain “accredited investors” and “qualified institutional purchasers” 875,000 ordinary shares at a purchase price of $20.50 per share and warrants to purchase up to 218,750 ordinary shares at an exercise price of $28.25 per share. The warrants issued to the investors will expire in July 2010. Net proceeds from the private placement were approximately $16.8 million, net of $1.2 million of issuance costs. We issued to the placement agents warrants to purchase up to an aggregate of 10,937 ordinary shares on the same terms as the warrants issued to the investors. As of December 31, 2009, no warrants were exercised into shares related to this issuance.

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

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. As indicated below, in each of the three fiscal years from 1999 to 2001, we received grants from the OCS for the development of systems and products. We have received from the OCS approximately 30% of certain research and development expenditures for particular projects. Under the terms of Israeli Government participation, a royalty of 2% or up to 5% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% or 150% of the grant is repaid. For projects approved after January 1, 1999, the amount of royalties payable is up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR. The terms of Israeli Government participation also place restrictions on the location of the manufacturing of products developed with government grants, which, in general, must be performed in Israel, and on the transfer to third parties of technologies developed through projects in which the government participates. See “Item 10. Additional Information - Taxation.” We received approximately 20% of certain research and development expenditures for a particular project in 2003 and approximately 30% of a particular project in 2004. We did not have any new grant programs with the OCS in 2005-2009. In August 2005, we received approval for a $54 thousand dollar grant from the Korea-Israel Industrial Research and Development Foundation, or Koril-RDF, in connection with the joint development of a certain product with a Korean company. Under the terms of this grant we are required to repay the amounts received at a rate of 2.5% per year of our gross sales of the product developed with the grant in each such year, until 100% of the grant (and any other sums received from Koril-RDF) are repaid. The annual payment for every year following the first sale of the product will not exceed certain percentages of the amounts received from Koril-RDF. We cannot guarantee that any encouragement programs will be continued, or that we will continue to participate in them to the extent they are continued.

The following table shows, for the periods indicated, our gross research and development expenditures, the portion of such expenditures which was funded by OCS and Koril-RDF, and the net cost to us of our research and development activities:

	2005	2006	2007	2008	2009
Gross research and development expenses	$1,561	$1,820	$2,208	$3,048	$2,716
Portion funded by Chief Scientist	$44	-	-	-	-
Portion funded by Korea-Israel Industrial Research and Development Foundation	$54	-	-	-	-
Net research and development expenses	$1,463	$1,820	$2,208	$3,048	$2,716

We expect that we will continue to commit resources to research and development in the future. As of February 26, 2010, the Company employed 25 persons in research and development. In 2007, 2008 and 2009 our research and development expenses constituted approximately 8.2%, 11.9% and 13.2%, respectively, of our sales. For additional information concerning commitments to pay royalties on sales of products developed from projects funded by the OCS, see Note 10A to our financial statements included elsewhere in this annual report and see “Item 10. Additional Information - Taxation.”

Trend Information

In late 2002, we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end server networking cards (Server Adapters). In today’s network-based environment, there is a growing demand for server-based systems. The markets for such systems are almost continuously growing. Furthermore, the security market is growing due to an increase in demand for security appliances, most of which are server based, and the WAN optimization market is growing due to an increase in demand for better WAN connection between branch offices and headquarters. These two markets are now the main markets in which our server adapters provide added value. We began investing in marketing and sales of this line to potential markets and customers during 2003 and received initial purchase orders from a number of sources. We continued to invest in the marketing of these products during the course of 2004-2009. Throughout 2004-2007, the number of purchase orders for these products significantly increased. In 2008 there was a slight decrease in purchase orders as compared with 2007, and in 2009 there was a further decrease in purchase orders as compared with 2008, which was mostly attributed to the generally lower demand for the products due to the global economic downturn. The sales cycles in these markets are long, but once we establish a customer base, each such customer will represent an opportunity for sustained, long-term revenues. We expect that this product line will continue to be our principal line of business in the coming years, specifically with respect to the 10Gbps cards, higher port density cards, bypass cards and intelligent and programmable cards. However, there is no assurance that we will continue to generate significant sales in this area. In 2009, we launched our new product family, the patent-pending SETAC, for providers of appliance-based network solutions. We believe that as products of this type will prove themselves in commercial deployments, the demand for SETAC is expected to increase and, consequentially, may turn this product family into one of our growth drivers.

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

Tabular disclosure of contractual obligations

The following table shows our outstanding contractual obligations by category and by payments due as of December 31, 2009:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Leases	$674,000	$509,000	$165,000
Purchase Obligations	$2,785,000	$2,785,000
Total	$3,459,000	$3,294,000	$165,000

The Company’s total outstanding contingencies in respect of royalty-bearing participations received or accrued, net of royalties paid or accrued before interest, amounted to approximately $2,960 thousand as of December 31, 2009 ($2,963 thousand as of December 31, 2008), of which $2,782 thousand are attributable to sales of our legacy products and $178 thousand are attributable to sales of our new line of products.

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table and notes thereto set forth information regarding our officers, directors and senior management as of February 26, 2010.

Name	Age	Position with Company
Avi Eizenman	52	Active Chairman of the Board
Shaike Orbach	58	President, Chief Executive Officer, Director
Yehuda Zisapel	67	Director
Einat Domb-Har	42	External Director
Ilan Kalmanovich	43	External Director
David Hendel	48	Vice-President Research and Development
Eran Gilad	42	Chief Financial Officer

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

Compensation

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2009 was $866 thousand. We do not pay cash compensation to Yehuda Zisapel for serving on our board of directors. We do pay cash compensation to Avi Eizenman who is an active Chairman of the Board, to Shaike Orbach, who is the President and Chief Executive Officer, and to Ms. Einat Domb-Har and Mr. Ilan Kalmanovich who are external directors and receive compensation in accordance with the regulations promulgated under the Israeli Companies Law-1999. All our officers work full time for us. Certain of the compensation previously paid to our directors was paid in the form of options under the Silicom Directors Share Incentive Option Plan (1994) and certain of such compensation is paid in the form of options under the Share Option Plan (2004) described below. The Directors Share Incentive Option Plan (1994) was adopted by the board of directors in August 1994, in order to grant options to members of the board of directors who served on the board of directors for at least three fiscal quarters. The Director Share Incentive Option Plan was administered by the board of directors, which designated the optionees, dates of grant and the exercise price of options. Under the Director Share Incentive Option Plan, 500,000 of our ordinary shares were reserved for issuance. The options granted under the Director Share Incentive Option Plan expire at the end of ten years from their date of grant and are non-assignable except by the laws of descent. The grantee is responsible for all personal tax consequences of the grant and the exercise thereof. We believe that we will bear no tax consequences in connection with such grant or exercise. The Director Share Incentive Option Plan was cancelled in July 2004 with respect to any share capital previously reserved and not yet allocated as well as any share capital that becomes unallocated from time to time as outstanding options expire or are forfeited. As of February [26], 2010, there are no outstanding options under the Director Share Incentive Plan (1994).

On October 24, 2000, the board of directors adopted the Silicom Ltd. US Share Option Plan (2000). This Plan is intended to constitute a means of providing additional incentive to officers, consultants and certain other present and future employees and directors of the Company and its subsidiaries. Pursuant to the Plan, the Company may grant both Incentive Stock Options (as such term is defined in Section 422 of the Internal Revenue Code of 1986, as amended; "ISOs") and Nonqualified Stock Options (“NSOs”), provided, however, that only our employees or employees of our subsidiaries can receive ISOs. The Plan is administered by the board of directors, which has full authority to grant options under the Plan. Under the terms of the Plan, up to a maximum of 200,000 of our ordinary shares are reserved for issuance, subject to certain adjustments. The exercise price of the options granted under the Plan shall be not less than 100 percent (or, in the case of a grant of ISO's to a holder of more than 10% of the Company's outstanding shares, 110 percent) of the fair market value (as defined in the Plan) of the ordinary shares subject to the option on the date the option is granted. The vesting period of the options is subject to the discretion of the Board. The term of ISOs shall not exceed 10 years from the date on which they are granted (or 5 years, in the case of optionees who hold more than 10% of our outstanding shares). In total, as of February 26, 2010, we have granted 22,600 options pursuant to the US Share Option Plan (2000) to employees of our US subsidiary – Silicom Connectivity Solutions, Inc., of which 11,300 were returned to the Company due to certain employees who left their positions not exercising their options and 2,500 expired without exercise due to the expiration of their term.

On December 30, 2004, our shareholders adopted our Share Option Plan (2004). Under the original terms of the Share Option Plan (2004) up to a maximum of 282,750 of our ordinary shares are reserved for issuance, subject to certain adjustments, upon the exercise of options granted to employees, directors, officers, consultants and service providers. In December 2007, the Board of Directors increased the number of our ordinary shares available for issuance under the Share Option Plan (2004) by 300,000. The Share Option Plan (2004) is administered by the board of directors, which designates the optionees, dates of grant, vesting periods and the exercise price of options. The options are non-assignable except by the laws of descent. Certain tax advantages apply to certain of our directors, officers and employees with respect to options granted to them under the Share Option Plan (2004). As of February 26, 2010, we have granted a total of 653,500 options under the Share Option Plan (2004), of which (i) 110,000 options (30,000 at an exercise price of $2.53 and at a termination date of December 30, 2014, 40,000 expired in July 2008 and 40,000 at an exercise price of $3.82 and at a termination date of the earlier to occur of: (a) October 15, 2016; and (b) the closing price of our shares falling below $1.91) were granted to Mr. Avi Eizenman, (ii) 30,000 options (at an exercise price of $2.53 and at a termination date of December 30, 2014) were granted to Mr. Yehuda Zisapel, (iii) 110,000 options (30,000 at an exercise price of $2.53 and at a termination date of December 30, 2014, 40,000 expired in July 2008 and 40,000 at an exercise price of $3.82 and at a termination date of the earlier to occur of: (a) October 15, 2016; and (b) the closing price of our shares falling below $1.91) were granted to Mr. Shaike Orbach, (iv) 30,000 options (at an exercise price of $2.53 and at a termination date of December 30, 2014) were granted to Ms. Einat Domb-Har and (v) 30,000 options (at an exercise price of $2.53 and at a termination date of December 30, 2014) were granted to Mr. Ilan Kalmanovich. 18,500 of the options granted under the Share Option Plan (2004) were returned to the company due to certain employees who left their positions not exercising their options and 197,500 of the options granted under the Share Option Plan (2004) expired without exercise due to the expiration of their term.

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

Board Practices

Each of Yehuda Zisapel, Avi Eizenman and Shaike Orbach was elected to the board of directors most recently on June 24, 2009 to serve until the next Annual Shareholders' Meeting. Messrs. Yehuda Zisapel and Avi Eizenman are both Founders of the Company, and have served as Directors since our inception in 1987. Our external directors Ms. Einat Domb-Har and Mr. Ilan Kalmanovich were elected to the board of directors on June 30, 2004 to hold office as external directors for a period of three years in accordance with Section 245(a) of the Companies Law – 1999. On September 23, 2007, the appointments of each of Ms. Einat Domb-Har and Mr. Ilan Kalmanovich as external directors were extended for additional three-year terms. None of the members of the board of directors is entitled to receive any severance or similar benefits upon termination of his or her service with the board of directors, except for Avi Eizenman, who also functions as the active Chairman of the board and Shaike Orbach, who also functions as President and Chief Executive Officer (See “Item 6. Directors and Senior Management – Compensation” above).

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

External Directors; Audit Committee

Under the Israeli Companies Law-1999, companies registered under the laws of Israel the shares of which have been offered to the public in or outside of Israel are required to appoint no less than two external directors. No person may be appointed as an external director if such person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

●	an employment relationship;
●	a business or professional relationship maintained on a regular basis;
●	control; and
●	service as an office holder.

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

A public company's board of directors must evaluate the proposed external director's expertise in finance and accounting, by considering, among other things, such candidate’s education, experience and knowledge in the following: (i) accounting and auditing issues typical to the field in which the company operates and to companies of a size and complexity similar to such company; (ii) the company's independent public accountant’s duties and obligations; (iii) preparation of the company’s consolidated financial statements and their approval in accordance with the Companies Law and the Israeli Securities Law - 1961.

A director is deemed to be “professionally qualified” if he or she meets any of the following criteria: (i) has an academic degree in any of the following professions: economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in a field that is the company’s main field of operations, or a field relevant to his or her position; or (iii) has at least five years experience in any two of the following: (A) a senior position in the business management of a corporation with a significant extent of business, (B) a senior public position or a senior position in public service, or (C) a senior position in the company's main field of operations. As with a candidate’s expertise in finance and accounting, the board of directors here too must evaluate the proposed external director's "professional qualification" in accordance with the criteria set forth above.

The declaration required by law to be signed by a candidate to serve as an external director must include a statement by such candidate concerning his or her education and experience, if relevant, in order that the board of directors may properly evaluate whether such candidate meets the requirements of having "expertise in finance and accounting" or being "professionally qualified" as set forth in the regulations. Additionally, the candidate should submit documents and certificates that support the statements set forth in the declaration.

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

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

●	the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders voted at the meeting, vote in favor of election of the director; or
●	the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

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

Employees

The number of employees over the last three financial years is set forth in the table below.

As of December 31	2007	2008	2009
Total Employees	67	74	76
Marketing, Sales, Customer Services	9	11	10
Research & Development	22	23	25
Manufacturing	28	32	33
Corporate Operations and Administration	8	8	8

As of February 26, 2010, we had 77 employees, including 10 in marketing, sales and customer services, 25 in research and development, 34 in manufacturing, and 8 in corporate operations and administration. All such employees, except for 1 employee in the United States, are based in Israel. We consider our relations with our employees excellent and have never experienced a labor dispute, strike or work stoppage. None of our employees is represented by a labor union. We do not employ a significant number of temporary employees, but we do use temporary employees from time to time, as necessary.

Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations including the Industrialists' Associations are applicable to our Israeli employees by order of the Israeli Ministry of Labor. The laws principally concern the length of the work day, contributions to a pension fund, recuperation pay, travel expenses payment and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

Israeli law generally requires severance pay, which may be funded by managers' insurance and/or a pension fund described below, upon the retirement or death of an employee or termination of employment without cause (as defined in the law). The payments to the managers’ insurance and/or pension fund in respect of severance pay amount to approximately 8.33% of an employee’s wages, in the aggregate. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 16% of an employee’s wages, of which the employee contributes approximately 62.5% and the employer contributes approximately 37.5%.

A general practice followed by the Company, is the contribution of funds on behalf of most of its employees either to a fund known as managers' insurance or to a pension fund, or to a combination of both. Such practice was further reinforced by the Company in July 1, 2008, when the Company entered into agreements with a majority of its employees in order to implement Section 14 to the Severance Pay Law, according to which the payment of monthly deposits by the Company into managers’ insurance and/or pension fund are in respect of severance obligation to such employees. See Note 9 of our consolidated financial statements. These funds provide a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay or part of it, if legally entitled, upon termination of employment. To the funds, each employee contributes an aggregate amount equal to between 5% and 5.5% of his base salary, and we contribute, in the aggregate, including the 8.33% abovementioned which are contributed as severance pay, between 13.3% and 15.8% of the employee’s base salary.

Share Ownership

The following table sets forth, as of February 26, 2010, the number of Shares owned by officers, directors and senior management of the Company:

Name and Address	Number of Shares and Options Owned1	Percent of Outstanding Shares
Yehuda Zisapel2	455,940	6.80%
Avi Eizenmann	248,315	3.63%
Shaike Orbach	*	*
Einat Domb Har	*	*
Ilan Kalmanovich	*	*
David Hendel	*	*
Eran Gilad	*	*
All directors and officers as a group	709,255	10.35%

* Denotes ownership of less than 1% of the outstanding shares.

See also “Item 6. Directors and Senior Management – Compensation.”

1    The table above includes the number of shares and options that are exercisable within 60 days of February 26, 2010. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. To our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

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

Name of Shareholder	Number of Shares and Options Owned3	Percentage of Outstanding Shares	Any Significant Change in Past 3 Years
Yehuda Zisapel4	455,940	6.80%	(371,646)
Zohar Zisapel5	1,511,722	22.53%	837,999

As of February 26, 2010, there were approximately 15 record holders of ordinary shares, including approximately 9 record holders in the United States. Collectively, these 15 record holders held approximately 23% of the outstanding ordinary shares.

3   The table above includes the number of shares and options that are exercisable within 60 days of February 26, 2010. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. To our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

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

There are other members of the Rad Group that are actively engaged in designing, manufacturing, marketing and supporting data communications products, none of which are currently the same as our products. Certain products of members of the Rad Group are complementary to, and may be used in connection with, our products. We and other members of the Rad Group also market certain of our products through the same distribution channels. Such products may, to a limited extent, compete with one another for the distributors’ time and efforts. Commencing in February 2004, we began to sub-lease space in Paramus, New Jersey, from Radcom Equipmet, Inc., an affiliated company. This sub-lease was in effect until January 31, 2006 and was renewed for additional one-year periods through January 31, 2011. Currently, the monthly rent payments for this space are approximately $750.

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
The table below sets forth the high and low reported sales prices in dollars of our ordinary shares, as reported by NASDAQ during the indicated periods:

PERIOD	HIGH	LOW
LAST 6 CALENDAR MONTHS
February 2010	10.95	9.55
January 2010	10.84	8.50
December 2009	8.41	7.47
November 2009	8.89	7.56
October 2009	10.20	8.05
September 2009	9.55	7.62
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
Fourth Quarter 2009	10.20	7.47
Third Quarter 2009	9.55	6.22
Second Quarter 2009	8.00	6.07
First Quarter 2009	6.90	4.11
Fourth Quarter 2008	5.76	2.87
Third Quarter 2008	8.25	4.61
Second Quarter 2008	14.65	6.55
First Quarter 2008	16.75	9.28
FIVE MOST RECENT FULL FINANCIAL YEARS
2009	10.20	4.11
2008	16.75	2.87
2007	28.24	8.40
2006	12.46	3.75
2005	9.39	2.34

On December 27, 2005, our shares commenced trading on the Tel Aviv Stock Exchange in Israel under the symbol “SILC” (in Hebrew letters). The following table sets forth, for the periods indicated, the high and low reported sales prices, in NIS, of the ordinary shares on the Tel Aviv Stock Exchange:

PERIOD	HIGH	LOW
LAST SIX CALENDAR MONTHS
February 2010	42.92	36.15
January 2010	39.20	30.40
December 2009	32.00	25.51
November 2009	34.65	28.39
October 2009	44.44	30.87
September 2009	36.00	29.10
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
Fourth Quarter 2009	44.44	25.51
Third Quarter 2009	36.00	24.52
Second Quarter 2009	34.55	25.25
First Quarter 2009	30.00	16.20
Fourth Quarter 2008	28.50	13.05
Third Quarter 2008	28.75	17.00
Second Quarter 2008	53.40	21.88
First Quarter 2008	59.80	34.00
FIVE MOST RECENT FULL FINANCIAL YEARS
2009	44.44	16.20
2008	59.80	13.05
2007	111.70	36.31
2006	56.59	20.16
2005	41.25	39.99

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

A simple majority is required to amend the articles of association of a company.

 Pursuant to the Israeli Companies Law-1999, resolutions regarding the following matters must be passed at a general meeting of shareholders:

●	appointment or termination of our auditors;
●	appointment and dismissal of directors;
●	approval of interested party acts and transactions requiring general meeting approval as provided in sections 255 and 268 to 275 of the Israeli Companies Law-1999;
●	a merger as provided in section 320(a) of the Israeli Companies Law-1999;
●
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

The Israeli Companies Law-1999

We are subject to the provisions of the Israeli Companies Law-1999, which became effective on February 1, 2000. The Israeli Companies Law-1999 codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder, as defined in the Israeli Companies Law-1999, is a director, general manager, chief business manager, deputy general manager, vice general manager, executive Vice-President, Vice-President, another manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title. Each person listed in the table in “Item 6. Directors, Senior Management and Employees” above is an office holder.

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

Subject to certain exceptions provided for in the regulations to the Israeli Companies Law-1999, agreements regarding directors’ terms of compensation require the approval of the audit committee, board of directors and the shareholders of the company. In all matters in which a director has a personal interest, including matters of his or her terms of compensation, he or she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered. However, if a majority of the audit committee or of the board of directors has a personal interest in the matter then:

●	all of the directors are permitted to vote on the matter and attend the meeting in which the matter is considered; and

●	the matter requires approval of the shareholders at a general meeting.

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

Private placements in a public company require approval by a company’s board of directors and shareholders in the following cases:

●	A private placement that meets all of the following conditions:

°
The private placement will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company's outstanding share capital.

°	20 percent or more of the voting rights in the company prior to such issuance are being offered.

°	All or part of the consideration for the offering is not cash or registered securities, or the private placement is not being offered at market terms.

●	A private placement which results in anyone becoming a controlling shareholder of the public company.

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

Under the Israeli Companies Law-1999, a shareholder has a duty to act in good faith towards the company and other shareholders when exercising his or her rights and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

●	any amendment to the articles of association;
●	an increase of the company’s authorized share capital;
●	a merger; or
●	approval of interested party acts and transactions that require general meeting approval as provided in sections 255 and 268 to 275 of the Israeli Companies Law-1999.

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

●
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

●
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

●
Audit Committee– Our audit committee does not meet with all the requirements of Rules 4350(d)(2)(A)(i), 4350(d)(2)(A)(iii) and 4350(d)(2)(A)(iv) of the NASD Marketplace Rules. We are of the opinion that the members of our audit committee comply with the requirements of Rule 10A-3(b) of the general rules and regulations promulgated under the Securities Act of 1933 and all requirements under Israeli law. Our audit committee has not adopted a formal written audit committee charter specifying the items enumerated in Rule 4350(d)(1) of the NASD Marketplace Rules.

●
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

●
Approval of Related Party Transactions – All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law-1999.

●	Shareholder Approval – We seek shareholder approval for all corporate action requiring such approval, in accordance with the requirements of the Israeli Companies Law – 1999.

Material Contracts

All of our contracts over the past two years have been entered into in the ordinary course of business, except for our real property leases. Information regarding our real property leases is provided in “Item 4. Information on the Company – Property, Plant and Equipment” and "Item 19. Exhibits".

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

General Corporate Tax Structure

Israeli companies are subject to corporate tax at the rate of 26% in the 2009 tax year and 25% in the 2010 tax year. The corporate tax rate has been scheduled to further decline in a recent amendment to the Income Tax Ordinance (Amendment No. 171 dated July 23, 2009) to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less.

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

An amendment to the Investment Law which came into effect as of April 1, 2005 (the "Amendment”) has significantly changed the provisions of the Investment Law. The Amendment determines criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the income of an Approved Enterprise will be derived from exports. Additionally, as explained below, the Amendment sets forth major changes in the manner in which tax benefits are awarded under the Investment Law whereby companies no longer require Investment Center approval (and Approved Enterprise status) in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Therefore the tax benefits granted to our Approved Enterprises under the Investment Law will generally not be subject to the provisions of the Amendment.

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

A company that elected the Alternative Route prior to the Amendment and that subsequently pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to Company Tax in the year the dividend is distributed in respect of the amount distributed (including the corporate tax thereon), at the rate that would have been applicable had the company not elected the Alternative Route (10%-25%, depending on the level of foreign investment in the company, as explained above). In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15%), if the dividend is distributed during the tax exemption period or within a specified period thereafter. (In the event, however, that the company qualifies as a Foreign Investors' Company, there is no such time limitation). This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency.

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

Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development (the “Research Law”), research and development programs approved by the Research Committee (the “Research Committee”) of the Office of the Chief Scientist (“OCS”) are eligible for grants or loans if they meet certain criteria, in return for the payment of royalties from the sale of the product developed in accordance with the program and subject to other restrictions. Once a project is approved, the OCS will award grants of up to 50% of the project’s expenditures in return for royalties, usually at the rate of 3% to 6% of sales of products developed with such grants. For projects approved after January 1, 1999, the amount of royalties payable is up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR. There is no further liability for payment.

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

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Such expenditures not so approved are required to be deducted over a three-year period. Though we received such approvals for the years 2006, 2007 and 2008 and could deduct the tax in the year the expenditures were incurred, we chose to deduct the tax over a three-year period.

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

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Under the Industry Encouragement Law, an “Industrial Company” is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, capital gains, dividends, interest and linkage differences, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law. No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Calculation of Results for Tax Purposes

The Israeli Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Investors’ Companies and Certain Partnerships and Determining Their Taxable Income) - 1986 provide that as a Foreign Investors’ Company (as defined in the Investment Law described above) is eligible to calculate its taxable income in accordance with these regulations, and therefore, if we elect to follow such regulations, our taxable income or loss is to be calculated in dollars. We have elected to apply these regulations and accordingly our taxable income or loss is calculated in dollars in the manner set forth in such regulations.

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

According to the 2006 Tax Reform, an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a "substantial shareholder" (generally a shareholder with 10% or more of the right to profits, right to nominate a director and voting rights) in the company issuing the shares.

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

Tax Assessment

The Company and its subsidiary file income tax returns in Israel and in the US. The Israeli tax returns of the Company are open to examination by the Israeli tax authorities for the tax years beginning in 2006. The US tax returns of the US subsidiary are open to examination by the US tax authorities for tax years beginning in 2006.

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

You may review a copy of our filings with the SEC, including any exhibits and schedules, at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC's EDGAR system will be available for retrieval on the SEC's website at www.sec.gov. These SEC filings are also available to the public on the Israel Securities Authority’s Magna website at www.magna.isa.gov.il and from commercial document retrieval services. The documents referred to in this document may be inspected at the Company’s offices, located at 8 Hanagar Street, Kfar Sava, Israel 44000.

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

Interest Rate Risk

As of December 31, 2009 we did not have any short or long term interest bearing loans or debts, hence there was no exposure to interest rate risk.

Foreign Currency Exchange Risk

As of December 31, 2009 we had accounts receivable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $662,844. Market risk was estimated as the potential decrease in balance resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the balance of our accounts receivable would decrease by $60,259. As of December 31, 2009 we had accounts payable in New Israeli Shekels (NIS) or linked thereto in the amount of $3,316,742. Market risk was estimated as the potential increase in balance resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such decrease in the Dollar exchange rate, the balance of our accounts payable would increase by $368,527.

In 2009 there was a decrease of 0.71% in the Dollar exchange rate which resulted in an aggregate increase in the fair value of our assets of $13,218 and an aggregate increase in the fair value of our liabilities of $39,319.

As of December 31, 2009 we were not engaged in any hedging transactions.

Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II.

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES.

Not Applicable.

Item 15T. CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2009, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that the information required in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management's Annual Report on Internal Control over Financial Reporting

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

Management assessed our internal control over financial reporting as of December 31, 2009, the end of our fiscal year. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control — Integrated Framework."

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2009 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. We reviewed the results of management’s assessment with the Audit Committee of our Board of Directors.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding the effectiveness of the Company’s internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only Management's report in this annual report.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2009 and 2008, audit-related services and tax services rendered by Somekh Chaikin, a member firm of KPMG International.

	2008	2009
Audit Fees(1)	$95,000	$95,000
Audit-Related Fees(2)	-	-
Tax Fees(3)	$5,000	$5,000
Other Tax-Related Fees(4)	$5,000	$11,000

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

(4) Other Tax-Related Fees consist of fees billed for tax-related products and services other than as described above.

Audit committee's pre-approval policies and procedures

We are required to obtain the approval of our audit committee (and subsequently the consent of the board of directors and shareholders) before engaging our independent auditors, Somekh Chaikin, a member firm of KPMG International, to audit our consolidated financial statements, as well as to provide other audit or permitted non-audit services to us. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval from the audit committee on an annual basis for the various audit and non-audit services that may be performed by our auditors. Our audit committee is not permitted to approve the engagement of our auditors for any services that would be inconsistent with maintaining the auditor's independence or that are not permitted by applicable law.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

Item 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

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

●
We are not required to distribute annual and quarterly reports directly to shareholders, but we do make our audited financial statements available to our shareholders prior to our annual general meeting and file our quarterly and annual financial results with the Securities Exchange Commission on Form 6-K.

●
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

●
Our audit committee has not adopted a formal written audit committee charter specifying the items enumerated in Rule 4350(d)(1) of the NASD Marketplace Rules. We believe that the members of our audit committee comply with the requirements of the Israeli law, as well as Rule 10A-3(b) of the general rules and regulations promulgated under the Securities Act of 1933. For a detailed discussion please refer to "Item 6. Directors, Senior Management and Employees- Audit Committee".

●
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

●
All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions set forth in the Israeli Companies Law-1999, and are not subject to the review process set forth in Rule 4350(h) of the NASD Marketplace Rules. For a detailed discussion please refer to "Item 10. Additional Information- the Israeli Companies Law-1999".

●
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

4.2
Lease between the Company and Naji Yechezkel Yokenam Industrial Center Ltd. for manufacturing facility in Yokneam, Israel, dated November 20, 2008 filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission on March 23, 2009, and incorporated herein by reference. As this lease is written in Hebrew, a summary was included in the Exhibit.

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
Shaike Orbach
Chief Executive Officer

March 17, 2010

Silicom Ltd.
and its Subsidiary

Consolidated
Financial Statements

As of and for the year ended
December 31, 2009

Silicom Ltd. and its Subsidiary

Consolidated Financial Statements as of December 31, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Silicom Ltd.:

We have audited the accompanying consolidated balance sheets of Silicom Ltd and its subsidiary (the “Company”) as of December 31, 2009 and 2008 and the related consolidated statements of Operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiary as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
March 17, 2010

Silicom Ltd. and its Subsidiary

Consolidated Balance Sheets as of December 31

		2008	2009
	Note	US$ thousands	US$ thousands
Assets

Current assets
Cash and cash equivalents	3	14,568	7,253
Short-term bank deposits		-	7,253
Marketable securities	4	8,426	10,425
Accounts receivable:
Trade, net		4,849	5,172
Other	5	353	371
Inventories	6	5,269	4,677
Deferred tax assets	14H	210	233

Total current assets		33,675	35,384

Marketable securities	4	16,204	18,308

Assets held for employees’ severance benefits	9	1,066	1,105

Deferred tax assets	14H	234	192

Property, plant and equipment, net	7	795	602

Total assets		51,974	55,591

Avi Eizenman	Shaike Orbach	Eran Gilad
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Kfar-Saba, Israel
March 17, 2010

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiary

Consolidated Balance Sheets as of December 31 (Continued)

		2008	2009
	Note	US$ thousands	US$ thousands
Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable		2,681	2,261
Other accounts payable and accrued expenses	8	2,054	2,138

Total current liabilities		4,735	4,399

Long-term liability
Liability for employees’ severance benefits	9	1,905	1,967

Total liabilities		6,640	6,366

Commitments and contingencies	10

Shareholders’ equity	11
Ordinary shares, NIS 0.01 par value; 10,000,000 shares authorized; 6,709,034 and 6,824,284 issued as at December 31, 2008 and 2009, respectively; 6,694,063 and 6,809,313 outstanding as at December 31, 2008 and 2009, respectively		20	20
Additional paid-in capital		33,082	34,154
Treasury shares (at cost) - 14,971 ordinary shares as at
December 31, 2008 and 2009		(38)	(38)
Retained earnings		12,270	15,089

Total shareholders' equity		45,334	49,225

Total liabilities and shareholders’ equity		51,974	55,591

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiary

Consolidated Statements of Operations for the Year Ended December 31

		2007	2008	2009
		US$ thousands
	Note	Except for share and per share data
Sales	12	26,784	25,554	20,526
Cost of sales		16,094	15,405	12,461

Gross profit		10,690	10,149	8,065

Operating expenses
Research and development		2,208	3,048	2,716
Sales and marketing		1,537	2,093	1,821
General and administrative		1,189	1,427	1,313

Total operating expenses		4,934	6,568	5,850

Operating income		5,756	3,581	2,215
Financial income, net	13	956	1,188	909

Income before income taxes		6,712	4,769	3,124

Income taxes	14	432	124	305

Net income		6,280	4,645	2,819

Income per share:
Basic income per ordinary share (US$)	2R	1.026	0.695	0.420

Diluted income per ordinary share (US$)		0.995	0.685	0.412

Weighted average number of ordinary shares used to compute basic income per share (in thousands)		6,122	6,685	6,720

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)		6,309	6,780	6,843

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiary

Consolidated Statements of Changes in Shareholders' Equity

			Additional			Total
			paid-in	Treasury	Retained	shareholders’
	Ordinary shares		capital	shares	earnings	Equity
	Number
	of shares(1)	US$ thousands

Balance at January 1, 2007	5,198,629	16	11,858	(38)	1,345	13,181

Exercise of options	205,800	1	569	-	-	570
Exercise of warrants	291,447	1	2,471	-	-	2,472
Issuance of shares and warrants (2)	875,000	2	16,778	-	-	16,780
Share-based compensation	-	-	51	-	-	51
Net income	-	-	-	-	6,280	6,280

Balance at December 31, 2007	6,570,876	20	31,727	(38)	7,625	39,334

Exercise of options	14,700	*-	38	-	-	38
Exercise of warrants	108,487	*-	983	-	-	983
Share-based compensation	-	-	334	-	-	334
Net income	-	-	-	-	4,645	4,645

Balance at December 31, 2008	6,694,063	20	33,082	(38)	12,270	45,334

Exercise of options	115,250	*-	633	-	-	633
Share-based compensation	-	-	439	-	-	439
Net income	-	-	-	-	2,819	2,819

Balance at December 31, 2009	6,809,313	20	34,154	(38)	15,089	49,225

(1) Net of 14,971 shares held by the subsidiary
(2) Net of issuance cost of US$ 1,192 thousands in 2007, less income tax benefit of US$ 35 thousand in 2007 and US$ 57 in 2008.

* Less than 1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiary

Consolidated Statements of Cash Flows for the Year Ended December 31

	2007	2008	2009
	US$ thousands

Cash flows from operating activities
Net income	6,280	4,645	2,819

Adjustments required to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	277	450	437
Write-off of other assets	-	39	-
Write-down of obsolete inventory	381	915	860
Liability for employees’ severance benefits, net	154	195	23
Loss (income) from marketable securities	(683)	(96)	169
Share-based compensation expense	51	334	439
Deferred taxes	(27)	(314)	19
Capital loss (gain)	-	(10)	14
Changes in assets and liabilities:
Accounts receivable – trade	(3,268)	1,696	(323)
Accounts receivable - other	(204)	(15)	(18)
Inventories	(720)	(2,106)	(268)
Trade accounts payable	516	(316)	(420)
Other accounts payable and accrued expenses	911	339	84
Net cash provided by operating activities	3,668	5,756	3,835

Cash flows from investing activities
Short term bank deposits	-	-	(7,253)
Purchases of property, plant and equipment	(564)	(574)	(258)
Proceeds from sale of property, plant and equipment	-	14	-
Proceeds from maturity of marketable securities	4,571	6,500	10,300
Purchases of marketable securities	(17,794)	(12,308)	(14,572)
Net cash used in investing activities	(13,787)	(6,368)	(11,783)

Cash flows from financing activities

Issuance of shares and warrants	16,780	-	-
Exercise of options and warrants	3,042	964	633
Net cash provided by financing activities	19,822	964	633

Increase (decrease) in cash and cash equivalents	9,703	352	(7,315)

Cash and cash equivalents at beginning of year	4,513	14,216	14,568
Cash and cash equivalents at end of year	14,216	14,568	7,253

Supplementary cash flow information
Cash paid during the year for:
Income taxes	51	76	606

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 1 - General

Silicom Ltd. is an Israeli corporation engaged in designing, manufacturing, marketing and supporting server networking solutions for a broad range of servers and server based systems.

The Company’s shares have been traded in the United States on the National Association of Securities Dealers Automated Quotation System ("NASDAQ”), since February 1994 and in Israel on the Tel Aviv Stock Exchange ("TASE"), since December 2005. Since February 11, 2008, the Company's shares have been traded on the NASDAQ Global Market (prior thereto they were traded on the NASDAQ Capital Market).

Silicom markets its products directly, through (i) Original Equipment Manufacturers (“OEMs”) which sell the Company’s connectivity products under their own private labels or incorporate the Company’s products into their products, (ii) a worldwide network of independent distributors and (iii) its US-based subsidiary.

In these financial statements the terms "Company" or Silicom refer to Silicom Ltd. and its wholly owned subsidiary, Silicom Connectivity Solutions, Inc., whereas the term "subsidiary" refers to Silicom Connectivity Solutions, Inc., a wholly owned subsidiary of Silicom Ltd.

Note 2 - Significant Accounting Policies

The significant accounting policies, which are applied consistently throughout the periods presented, are as follows:

A.           Financial statements in US dollars

Substantially all sales of the Company are made outside of Israel (see Note 12A regarding geographical destination), in US dollars ("dollars"). Most purchases of materials and components, and most marketing costs are made or incurred, primarily in dollars. Therefore, the functional currency of the Company is the dollar.

Transactions and balances in other currencies are translated into the functional currency using current exchange rate.

All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in earnings when they arise.

B.           Basis of presentation

The accompanying consolidated financial statements have been prepared with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiary in the United States. All intercompany balances and transactions have been eliminated in consolidation.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

B.           Basis of presentation (cont’d)

In June 2009, the Financial Accounting Standards Board, or FASB, established the Accounting Standards Codification (“ASC”), or Codification, as the primary source of authoritative GAAP recognized by the FASB to be applied to nongovernmental entities. Although the establishment of the ASC did not change current GAAP, it did change the way the Company refers to GAAP throughout this document to reflect the new referencing convention.

C.           Estimates and assumptions

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; allowances for doubtful accounts; deferred tax assets, fixed assets, inventory, allowance for product warranty, investments, and share-based compensation; income tax uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

D.           Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less from the date of deposit to be cash equivalents.

E.           Marketable securities

The Company classifies its marketable securities as held-to-maturity as they are debt securities in which the Company has the intent and ability to hold to maturity.  Held-to-maturity debt securities are recorded at amortized cost adjusted for the amortization or accretion of premiums or discounts.

Premiums and discounts on debt securities are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Such amortization and accretion is included in the "Financial income, Net" line item in the consolidated statements of operations.

In April 2009, the FASB issued ASC 320-10 (formally known as FSP FAS 115-2) and ASC 958-320 (formally known as FAS 124-2), Recognition and Presentation of Other-Than-Temporary Impairments, which amends the recognition guidance for other-than-temporary impairments (OTTI) of debt securities and expands the financial statements disclosures for OTTI on debt and equity securities. When other-than-temporary impairment has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

E.           Marketable securities (cont’d)

If the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. Standards ASC-320-10 and ASC958-320 did not have a material effect on the Company’s financial statements.

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

As of December 31, 2008 and 2009, the provision for doubtful accounts receivable amounted to US$ 20 thousand.

G.           Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the "average-cost" method.

The Company writes down obsolete or slow moving inventory to its market value, on a quarterly basis.

H.           Assets held for employees’ severance benefits

Assets held for employees’ severance benefits represent contributions to severance pay funds and cash surrender value of life insurance policies. The assets are recorded at their current cash redemption value.

Silicom Ltd. and its Subsidiary

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

J.           Long lived assets

In accordance with Impairment or Disposal of Long-Lived Assets Subsections of FASB ASC Subtopic 360-10, Property, Plant, and Equipment - Overall (FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or an asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value.

K.           Revenue recognition

Revenues from sales of products are recognized upon delivery provided that the collection of the resulting receivable is reasonably assured, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from revenues in the consolidated statements of income.

L.           Research and development costs

Research and development costs are expensed as incurred.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

M.           Royalty bearing participations

Royalty bearing participations from the Government of Israel for funding research and development activities are recognized at the time the Company is entitled to such grants based on the related cost incurred. See also Note 10A.

Royalty expenses are recognized pursuant to the sale of related products and are classified as cost of sales.

N.           Allowance for product warranty

The Company grants service warranties related to certain products to end-users. The Company estimates its obligation for such warranties to be immaterial on the basis of historical experience. Accordingly, these financial statements do not include an accrual for warranty obligations.

O.           Treasury shares

Treasury shares are recorded at cost and presented as a reduction of shareholders' equity.

P.           Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date.  The Company provides a valuation allowance to reduce deferred tax assets to the extent it believes it is more likely than not that such benefits will not be realized.

Beginning with the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48) as of January 1, 2007 (included in FASB ASC Subtopic 740-10-Income Taxes-Overall), the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

Q.           Share-based compensation

The Company recognizes compensation expense based on estimated grant date fair value using the Black-Scholes option-pricing model in accordance with ASC Topic 718, Compensation -Stock Compensation.

The share-based awards granted after January 1, 2008, include features that are not supported by the Black and Scholes valuation model, such as expiration date to occur if the closing price of the Shares falls below 50% of grant date Share price, therefore, for share-based awards granted after January 1, 2008, the Company recognizes compensation expense based on estimated grant date fair value using the Monte Carlo option-pricing model; with the weighted average assumptions detailed in Notes 11(B)(5) and 11B(6).

R.           Income per ordinary share

Basic income per ordinary share is calculated by dividing the net income attributable to ordinary shares, by the weighted average number of ordinary shares outstanding.  Diluted income per ordinary share calculation is similar to basic income per ordinary share except that the weighted average of common shares outstanding is increased to include outstanding potential common shares during the period if dilutive. Potential common shares arise from stock options and the dilutive effect is reflected by the application of the treasury stock method.

The following table summarizes information related to the computation of basic and diluted income per ordinary share for the years indicated.

	Year ended December 31
	2007	2008	2009
Net income attributable to ordinary shares (US$ thousands)	6,280	4,645	2,819

Weighted average number of ordinary shares outstanding
used in basic income per ordinary share calculation	6,121,591	6,684,905	6,719,508

Add assumed exercise of outstanding dilutive potential
ordinary shares	187,877	95,075	123,600

Weighted average number of ordinary shares outstanding
used in diluted income per ordinary share calculation	6,309,468	6,779,980	6,843,108

Basic income per ordinary shares (US$)	1.026	0.695	0.420

Diluted income per ordinary shares (US$)	0.995	0.685	0.412

Number of options and warrants excluded
from the diluted earnings per share calculation
because of anti-dilutive effect	229,687	229,687	229,687

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 2 - Significant Accounting Policies (cont’d)

S.           Comprehensive Income

For the year ended December 31, 2007, 2008 and 2009, Comprehensive Income equals net income.

T.           Fair Value Measurements

The Company's financial instruments include mainly cash and cash equivalents, accounts receivable, deposits, assets held for severance benefits, marketable securities and accounts payable. The carrying amounts of these financial instruments approximate their fair value.

The Company adopted ASC Topic 820 on January 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. On January 1, 2009, the Company adopted the provisions of ASC Topic 820 for fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

U.           Accounting standards adopted in 2009

Effective April 1, 2009, the Company adopted ASC 855-10, subsequent events which with minimal impact establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are available to be issued (subsequent events). The adoption of ASC 855-10 has no material effect on the Company’s consolidated results of operations and financial position.

In April 2009, the FASB issued ASC 320 (formerly referred to as FSP No. 115-2 and FSP 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”), which amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The ASC 320 does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The adoption of ASC 320 has no material effect on the Company’s consolidated results of operations and financial position.

Silicom Ltd. and its Subsidiary

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

(3)	Single product line

The Company depends on one line of products for most of it revenues. The company's current business is based almost in its entirety on its Multi-Port Gigabit-Ethernet Server Adapter product line and the majority of its revenue is generated from such product line.

Note 3 - Cash and Cash Equivalents

	December 31
	2008	2009
	US$ thousands
Cash	3,251	3,394
Cash equivalents *	11,317	3,859
	14,568	7,253

*	Comprised mainly of deposits in bank as at December 31, 2008 and 2009 carrying interest of 1.14% and 0.69%, respectively.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 4 - Marketable Securities

The Company's investment in marketable securities as of December 31, 2008 and 2009 are classified as “held-to-maturity” and consist as the following:

		Gross	Gross
		unrealized	unrealized
	Aggregate	holding	holding	Aggregate
	cost basis	gains	(losses)	fair value*
At December 31, 2009
Held to maturity:
Corporate debt securities
Current	10,425	68	(98)	10,395
Non-Current	18,308	113	(108)	18,313

	28,733	181	(206)	28,708

At December 31, 2008
Held to maturity:
Corporate and US Government Agencies debt securities
Current	8,426	-	(133)	8,293
Non-Current	16,204	-	(404)	15,800

	24,630	-	(537)	24,093

* Fair value is being determined using quoted market prices in active markets.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 4 - Marketable Securities (Cont’d)

The amortized cost, gross unrealized losses and fair value of the debt securities by major interest type were as follows:

	December 31, 2009
		Net unrealized
	Amortized cost	holding gains/(losses)	Fair value
	US$ thousands
Up to 5%	24,368	53	24,421
5.01% - 5.34	4,365	(78)	4,287
	28,733	(25)	28,708

	December 31, 2008
		Net unrealized
	Amortized cost	holding gains/(losses)	Fair value
	US$ thousands
Up to 5%	11,867	(324)	11,543
5.01% - 5.34%	12,763	(213)	12,550
	24,630	(537)	24,093

Maturities of the debt securities were as follows as at December 31, 2009:

	Amortized cost	Fair value
	US$ thousands
Current maturities	10,425	10,395
Due after one year through 2.78 years	18,308	18,313
	28,733	28,708

The following table summarizes the gross unrealized losses on investment securities for which other-than-temporary impairments have not been recognized and the fair value of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2009:

	Less than 12 months		12 months or more		Total
Held to maturity	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value

Corporate debt securities	115	13,059	91	3,278	206	16,337

The unrealized losses on the investments were caused by interest rate increases. The Company has the ability and intent to hold these investments until maturity; therefore these investments are not considered other than temporary impaired.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 5 - Accounts Receivable – Other

	December 31
	2008	2009
	US$ thousands
VAT	182	181
Advanced to suppliers	80	19
Other	91	171
	353	371

Note 6 – Inventories

	December 31
	2008	2009
	US$ thousands
Raw materials and components	2,282	2,016
Products in process	2,858	2,199
Finished products	129	462
	5,269	4,677

Note 7 - Property, Plant and Equipment, Net

	December 31
	2008	2009
	US$ thousands
Machinery and equipment	2,499	2,295
Office furniture and equipment	249	240
Leasehold improvements	220	251

Property, plant and equipment	2,968	2,786

Accumulated depreciation	(2,173)	(2,184)

	795	602

Depreciation expenses for the years ended December 31, 2007, 2008 and 2009 were US$ 268 thousand, US$ 450 thousand and US$ 437 thousand, respectively.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 8 - Other Accounts Payable and Accrued Expenses

	December 31
	2008	2009
	US$ thousands
Employees and related liabilities	346	365
Provision for vacation pay	421	463
Employee benefits	150	474
Royalty payable	15	19
Income tax payable	642	331
Accrued expenses	287	268
Other	193	218

	2,054	2,138

Note 9 - Assets Held and Liability for Employees' Severance Benefits

A.	Under Israeli law and labor agreements, Silicom is required to make severance payments to retired or dismissed employees and to employees leaving employment in certain other circumstances.

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

B.
According to Section 14 to the Severance Pay Law ("Section 14") the payment of monthly deposits by a company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to the employees that have entered into agreements with the company pursuant to such Section 14.  Commencing July 1st, 2008, the Company has entered into agreements with a majority of its employees in order to implement Section 14. Therefore, as of that date, the payment of monthly deposits by the Company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to those employees that have entered into such agreements and therefore the Company incurs no additional liability since that date with respect to such employees. Amounts accumulated in the pension funds or insurance policies pursuant to Section 14 are not supervised or administrated by the Company and therefore neither such amounts nor the corresponding accrual are reflected in the balance sheet.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 9 - Asset Held and Liability for Employees' Severance Benefits (cont’d)

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

As a result of the implementation of Section 14, as described above, the liability with respect to those employees is calculated on the basis of number of years of employment as of June 30, 2008, multiplied by the latest salary paid. The liability is covered by the amounts deposited, including accumulated income thereon, as well as by the unfunded provision. Such liability will be removed, either by termination of employment or retirement.

D.	Expenses recorded in respect to employee severance payments for the years ended December 31, 2007, 2008 and 2009 were US$ 291 thousand, US$ 416 thousand and US$ 252 thousand, respectively.

Note 10 - Commitments and Contingencies

A.	Royalty commitments

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

The Company’s total outstanding contingencies in respect of royalty-bearing participations received or accrued, net of royalties paid or accrued before interest, amounted to approximately US$ 2,960 thousand as at December 31, 2009 (US$ 2,963 thousand as at December 31, 2008).

B.           Lease commitments

The premises and facilities occupied by the Company are leased under various operating lease agreements. Furthermore, the Company has entered into several operating lease agreements for motor vehicles in Israel.

The agreements are in New Israeli Shekel (NIS) or in NIS, linked to the Israeli Consumer Price Index.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 10 - Commitments and Contingencies (Cont’d)

B.           Lease commitments (cont’d)

The minimum future rental payments under the above leases at exchange rates in effect on December 31, 2009, are as follows:

US$ thousands
Year ended December 31
2010	509
2011	116
2012	49

Rental expenses under the lease agreements for the years ended December 31, 2007, 2008 and 2009 were US$ 357 thousand, US$ 528 thousand and US$ 514 thousand, respectively.

C.           Credit line

The Company has one line of credit provided to it by a Bank (approximately US$ 159 thousand). The bank is allowed to cancel or change the line of credit with no early notice.

As at December 31, 2009, this credit line has not been used.

Note 11 - Shareholders' Equity

A.           Share capital and warrants

1.
On January 25, 2006, the Company completed a public offering of ordinary shares and warrants (Series 1) in Israel on the Tel-Aviv Stock Exchange. The Company issued a total of 10,000 units at a price of NIS 2,771.20 (approximately US$ 600) per unit, with each unit comprising 80 shares and 40 warrants. Each warrant was exercisable into one ordinary share until January 31, 2008 at an exercise price per share of NIS 39.84 (equivalent to US$ 8.64) calculated on the date on the exercise of such warrant.

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

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (Cont’d)

A.           Share capital and warrants (cont’d)

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

As at December 31, 2009, no warrants were exercised into shares related to this issuance.

B.           Stock options to employees and directors

1.
In October 2000, the Board of Directors of Silicom adopted the Silicom Ltd. US Share Option Plan (2000) (the “US Plan”). The US Plan provides that options may be granted to any officer, consultants and certain other present and future employees and directors of Silicom and its subsidiary. Under the terms of the US Plan, up to a maximum of 200,000 ordinary shares of Silicom are reserved for issuance, subject to certain adjustments. The exercise price of the options granted under the US Plan shall be not less than 100 percent (or, in the case of a grant to a holder of more than 10% of Silicom's outstanding shares, 110 percent) of the fair market value of the ordinary shares subject to the option on the date the option is granted. The vesting period of the options is subject to the discretion of the Board. The term of the option shall not exceed 10 years from the date that the option was granted (or five years, in the case of optionees who hold more than 10% of Silicom's outstanding shares).

2.
On July 21, 2004, the Board resolved, subject to shareholders’ approval that was given on December 30, 2004, to adopt the Share Option Plan (2004) (the "2004 Plan") and to cancel any authorized share capital of the Company that had been previously reserved and unexercised under the 1993 and 1994 plans, which was not then allocated under such plans or which would become unallocated from time to time as outstanding options expire or are forfeited collectively (the "Cancelled Reserve"). The Cancelled Reserve consisted of 282,750 authorized Ordinary Shares of the Company.

The 2004 Plan, covers up to 582,750 options at a conversion rate of 1:1 to be granted to Israeli employees and directors. Option grants to employees under the 2004 Plan, including terms of vesting and the exercise price are subject to the Board of Directors’ approval.  Option grants to directors are subject to the approvals of the Audit Committee, Board of Directors and Shareholders. The term of the options shall not exceed 10 years from the date that the option was granted.

3.	No options have been granted by the Company other than to employees and directors, as mentioned above.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont'd)

B.           Stock options to employees and directors (cont'd)

4.
Options granted to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the awards of options, or the ordinary shares issued upon their exercise, must be deposited with a trustee for at least two years following the date of grant. Under Section 102, any tax payable by an employee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares by the trustee to the employee or upon the sale of the awards or ordinary shares.

Gains on awards granted under the plan are subjected to capital tax of 25% to be paid by the employee, and the Company is not entitled to a tax deduction.

5.
On January 24, 2008, the Company granted, in the aggregate, 200,000 options to certain of its directors and employees under its Share Option Plan (2004) and US Share Option Plan (2000).  In relation to this grant:

a.
The exercise price for the options (per ordinary share) was US $ 11.20 and the Option expiration date was the earlier to occur of: (a) January 24, 2016; and (b) the closing price of the Shares falling below US $ 5.60 at any time after the date of grant. 50% of the options vest and become exercisable on the second anniversary of the date of grant and additional 50% of the options vest and become exercisable on the third anniversary of the date of the grant.

b.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Monte Carlo option-pricing model with the following assumptions:

Average Risk-free interest rate (1)	3.36%
Expected dividend yield	0.0%
Average expected volatility (2)	116.24%
Termination rate	11%
Suboptimal rate (3)	3.4

(1)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(2)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(3)
Suboptimal rate represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal rate of the Company and similar companies.

c.
Expenses incurred during the year ended December 31, 2009 in relation to this grant were approximately US$ 324 thousand. As at December 31, 2009, there was approximately US$ 130 thousand of unrecognized compensation costs related to this grant to be recognized over a weighted average period of 0.59 years.

d.	All of these options expired by their terms on July 30, 2008 without exercise.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont'd)

B.           Stock options to employees and directors (cont'd)

6.
On October 15, 2008, the Company granted, in the aggregate, 200,000 options to certain of its directors and employees under its Share Option Plan (2004) and US Share Option Plan (2000).  In relation to this grant:

a.
The exercise price for the options (per ordinary share) was US$ 3.82 and the Option expiration date was the earlier to occur of: (a) October 15, 2016; and (b) the closing price of the Shares falling below US$ 1.91 at any time after the date of grant. 50% of the options vest and become exercisable on the second anniversary of the date of grant and the additional 50% of the options vest and become exercisable on the third anniversary of the date of the grant.

b.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Monte Carlo option-pricing model with the following assumptions:

Average Risk-free interest rate (1)	3.73%
Expected dividend yield	0.0%
Average expected volatility (2)	112.42%
Termination rate	11%
Suboptimal rate (3)	3.45

(1)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(2)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(3)
Suboptimal rate represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal rate of the Company and similar companies.

c.
Expenses incurred during the year ended December 31, 2009 in relation to this grant were approximately US$ 115 thousand. As at December 31, 2009, there was approximately US$ 132 thousand of unrecognized compensation costs related to this grant to be recognized over a weighted average period of 1.27 years.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont'd)

B.           Stock options to employees and directors (cont'd)

The following table summarizes information regarding stock options as at December 31, 2009:

	Options outstanding		Options exercisable
		Weighted		Weighted
		average remaining		average remaining
Exercise price	Number	contractual life	Number	contractual life
US$	of options	(in years)	of options	(in years)
0.90	1,950	2.07	1,950	2.07
2.53	40,250	4.99	40,250	4.99
3.82	198,500	6.79	-	-

	240,700		42,200

The aggregate intrinsic value of options outstanding as of December 31, 2008 and 2009 is US$ 155 thousand and US$ 1,131 thousand, respectively. The aggregate intrinsic value of options excisable as of December 31, 2008 and 2009 is US$ 79 thousand and US$ 246 thousand, respectively.

The total intrinsic value of options exercised during the year ended December 31, 2008 and 2009, is US$ 120 thousand and US$ 319 thousand, respectively.

The intrinsic value of the options at the date of grant is zero.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont'd)

B.           Stock options to employees and directors (cont'd)

The stock option activity under the abovementioned plans is as follows:

			Weighted
		Weighted	average
	Number	average	grant date
	of options	exercise price	fair value
		US$	US$
Balance at January 1, 2007	377,950
Exercised	(205,800)	2.79	2.41

Balance at December 31, 2007	172,150
Granted	400,000	7.51	3.42
Expired	(200,000)	11.20	5.04
Exercised	(14,700)	1.86	2.60

Balance at December 31, 2008	357,450

Exercised	(115,250)	5.45	5.50
Forfeited	(1,500)	3.82	1.81

Balance at December 31, 2009	240,700
Exercisable at December 31, 2009	42,200

During 2008 and 2009, the Company recorded share-based compensation expenses.

The following summarizes the allocation of the stock-based compensation expenses:

	Year ended December 31
	2007	2008	2009
	US$ thousands	US$ thousands	US$ thousands
Cost of sales	2	49	65
Research and development costs	13	103	138
Selling and marketing expenses	8	96	127
General and administrative expenses	28	86	109

	51	334	439

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 12 - Sales

A.           Information on sales by geographic distribution:

The Company has one operating segment.

Sales are attributed to geographic distribution based on the location of the customer.

	Year ended December 31
	2007	2008	2009
	US$ thousands
North America	20,041	16,808	14,464
Europe	2,012	2,114	3,507
Rest of the world	4,731	6,632	2,555

	26,784	25,554	20,526

All property, plant and equipment are located in Israel.

B.           Sales to single customers exceeding 10% of sales (US$ thousands):

	Year ended December 31
	2007	2008	2009
	US$ thousands
Customer “A”	*	2,702	2,920
Customer “B”	7,438	5,108	2,593
Customer “C”	*	3,521	*

*	Less than 10% of sales.

Note 13 - Financial Income (Expenses), Net

	Year ended December 31
	2007	2008	2009
	US$ thousands
Interest income	1,085	1,361	1,001
Exchange rate differences, net	(69)	(75)	72
Bank charges	(60)	(98)	(164)

	956	1,188	909

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 14 - Taxes on Income

A.
Measurement of results for tax purposes under the Israeli Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) - 1986

As a "foreign invested company" (as defined in the Israeli Law for the Encouragement of Capital Investments-1959), the Company's management has elected to apply Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) - 1986 from January 1, 2002. Accordingly, its taxable income or loss is calculated in US Dollars.

B.	Israel tax reform

On July 25, 2005, the Israeli Parliament (the "Knesset") passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) – 2005. This Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

On July 14, 2009, the Knesset Passed the law for Economic Efficiency (amendment for legislation for implementation of the economic program for 2009-2010), which provides for gradual reduction in the company tax rate to 18% as from 2016. According to the amendments the company tax rate will be reduced in the following manner: in 2009 – 26%, in 2010 – 25%, in 2011 – 24%, in 2012 – 23%, in 2013 – 22%, in 2014 – 21%, in 2015 – 20%, and from 2016 onward the tax rate will be 18%.

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the “Law”)

1.           Rates

a.           The Company has elected to be taxed under the alternative benefits method, whereby the Company waives grants in return for tax exemptions. For the manufacturing plant in Yokneam the Company is entitled to an exemption from tax on its taxable income for a period of ten years beginning from the year of election; For the research and development center the Company is entitled to an exemption from tax on its taxable income for two years beginning from the year of election, and not more than 25%, on its taxable income in the next eight years.

b.           In the event of distribution by the Company of cash dividends out of its retained earnings that were tax exempt due to the “Approved Enterprise” status, the Company would be subject to a 25% corporate tax on the amount distributed, and a further 15% withholding tax would be deducted from the amounts distributed to the shareholders.

c.           Should the Company derive income from sources other than the “Approved Enterprise” during the relevant period of benefits, such income will be taxable at the regular corporate tax rates for the applicable year.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 14 - Taxes on Income (cont’d)

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the “Law”) (cont'd)

2.	Accelerated depreciation

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

4.           Amendments to the Law

On March 30, 2005, the Israeli Parliament approved a reform of the above Law. The primary changes are as follows:

(a)
Companies that meet the criteria of the Beneficial Enterprise (Formerly known as Alternative Path of Approved Enterprise) benefits will receive those benefits without prior approval. In addition, there will be no requirement to file reports with the Investment Center. Companies will be required to notify the Israeli Tax Authorities regarding the implementation of the Beneficial Enterprise. Audits will take place via the Israeli Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 14 - Taxes on Income (cont’d)

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the “Law”) (cont'd)

4.           Amendments to the Law (cont'd)

(b)
Tax benefits of the Beneficial Enterprise comparing to regular corporate tax regulations, include lower tax rates or no tax depending on the area and the path chosen, lower tax rates on dividend income and accelerated tax depreciation. The tax benefits do not differ from those prior the amendment.

(c)
In order to receive the tax benefits in the Grant Path or the Beneficial Enterprise, the “Industrial Company” must contribute to the economic independence of Israel’s economy in one of the following ways:

1.	Its primary activity is in the Biotechnology or Nanotechnology fields and pre-approval is received from the head of research and development at the Office of the Chief Scientist;

2.	Its revenue from a specific country is not greater than 75% of its total revenues that year;

3.	25% or more of its revenues are derived from a specific foreign market of at least 12 million residents.

(d)	Upon the establishment of a “ Beneficial Enterprise”, an investment of at least NIS 330 thousand in production machinery and equipment within three years is required.

(e)
For an expansion, a company is required to invest within three years the higher of NIS 330 thousand in production machinery and equipment or a certain percentage of its existing production machinery and equipment.

The amendments to the Law do not retroactively apply for investment programs having an “Approved Enterprise” approval certificate from the Investment Center issued up to December 31, 2004. Therefore, the amendments do not impact an existing “Approved Enterprise” that received prior written approval. The new tax regime shall apply for a new “Approved Enterprise” and for an “Approved Enterprise” expansion for which the elected year is 2004 onwards.

In respect to the abovementioned amendments to the Law, the Company selected the tax years 2004 and 2006 as the years of election and received the Israeli Tax Authorities’ pre-ruling acknowledging 2004 and 2006 as the years of election. Additionally, the Israeli Tax Authorities’ pre-ruling granted a formula to determine allocation of the Company's taxable income that will be subject to different tax rates as allowed under the amendments to the Law.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 14 - Taxes on Income (cont’d)

D.            Tax benefits under the Israeli Law for Encouragement of Industry (Taxes), 1969

The Company considers that it currently qualifies as an “Industrial Company” under the above Law. As such, it is entitled to certain tax benefits, mainly the right to deduct share issuance costs over three years for tax purposes in the event of a public offering.

E.             Tax assessments

The Company has final tax assessments for all years up to and including the tax year ended December 31, 2005.

F.             Taxation of the subsidiary

At December 31, 2009, the Company’s subsidiary had approximately US$ 591 thousand net operating loss carryforwards for US federal income tax reporting purposes, which will expire through 2028. In addition, at December 31, 2009, the subsidiary had approximately US$ 213 thousand net operating loss carryforwards for state income tax reporting purposes, which will expire through 2014.

G.   Income before income taxes and income taxes expense (benefit) included in the consolidated statements of operations

	Year ended December 31
	2007	2008	2009
	US$ thousands
Income before income taxes:
Israel	6,671	4,746	3,115
Foreign jurisdiction	41	23	9
	6,712	4,769	3,124

Current taxes:
Israel	455	438	358

Tax benefits relating to former years:
Israel	(31)	-	(72)

Deferred taxes:
Israel	15	(307)	60
Foreign jurisdiction	(7)	(7)	(41)
	8	(314)	19

Income tax expense	432	124	305

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 14 - Taxes on Income (cont’d)

H.           Deferred income taxes

1.
A portion of Silicom's income is tax exempt due to the “Approved Enterprise” status granted to its production facilities. Silicom has decided to indefinitely reinvest the amount of the said tax-exempt income, and not to distribute such income as dividends.

2.	The tax effects of significant items comprising the Company’s deferred tax assets are as follows:

	December 31	December 31
	2008	2009
	US$ thousands	US$ thousands
Deferred tax assets:
Accrued employee benefits	282	230
Research and development costs	456	151
Tax loss carryforwards	120	113
Other	77	(1)

Total gross deferred tax assets	935	493
Less: valuation allowance	(491)	(68)

Net deferred tax assets	444	425

The net change in valuation allowance for the years ended December 31, 2007, 2008 and 2009 was an increase of US$ 77 thousand, an increase of US$ 31 thousand, and a decrease of US$ 423, respectively.

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

Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of existing valuation allowance. The amount of the deferred tax asset considered realizable, however, could be reduced in the future if estimates of future taxable income during the carryforward period are reduced.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 14 - Taxes on Income (cont’d)

I.           Reconciliation of the statutory tax expense to actual tax expense

	Year ended December 31
	2007	2008	2009
	US$ thousands
Income before income taxes	6,712	4,769	3,124

Statutory tax rate	29%	27%	26%

Computed expected tax	1,946	1,288	812

Increase (decrease) in taxes resulting from:
Non-deductible operating expenses	121	105	126
Prior year adjustments	(31)	-	(72)
Change in valuation allowance	8	88	(423)
Tax effect due to “Approved Enterprise” status	(1,612)	(1,324)	(66)
Other	-	(33)	(72)

Income tax expense	432	124	305
Basic and Diluted earnings per share amounts of the benefit resulting from the “Approved Enterprise” status (US$)	0.26	0.20	0.01

J.           Accounting for uncertainty in income taxes

FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with ASC 740 (formally known as FAS 109). This standard prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 requires significant judgment in determining what constitute an individual tax position as well as assessing the outcome of each tax position.

As of January 1, 2007, 2008 and 2009 and during 2007, 2008 and 2009 the Company and its subsidiary did not have any unrecognized tax benefits and thus, no related interest and penalties were accrued.

In addition, the Company and its subsidiary do not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company and its subsidiary file income tax returns in Israel and in the US. The Israeli tax returns of the Company are open to examination by the Israeli tax authorities for the tax years beginning in 2006. The US tax returns of the US subsidiary are open to examination by the US tax authorities for tax years beginning in 2006.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 15 - Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short-term deposits, marketable securities, trade and other receivables and trade accounts payable. The carrying amounts of these financial instruments, except for marketable securities, approximate fair value because of the short maturity of these investments. Assets held for severance benefits are recorded at their current cash redemption value.

The fair value of marketable securities is presented in Note 4 to these consolidated financial statements.

Note 16 - Subsequent Events

The Company has evaluated subsequent events for the balance sheet date through March 17, 2010, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.