Form 20-F/A
period 2009-12-31
SILICOM LTD
filed 2010-10-19
CIK 916793

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Yes  ☐    No  ☒

EXPLANATORY NOTE

         This Amendment No. 1 on Form 20-F/A is being filed to amend Item 5 (Operating and Financial Review and Prospects – Operating Results), Item 6.B.2 (Directors, Senior Management and Employees- Compensation), and Item 11 (Quantitative and Qualitative Disclosures About Market Risk) of the Annual Report on Form 20-F for the year ended December 31, 2009 of Silicom Ltd. which was originally filed on March 18, 2010.

         This Amendment is not intended to revise other information presented in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009 as originally filed and all such other information in the original filing, which remains unchanged. This Amendment does not reflect events occurring after the filing of the original Annual Report on Form 20-F for the year ended December 31, 2009 and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above. For the convenience of the reader, the document has been refiled in its entirety.

This annual report on Form 20-F/A includes certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934. The use of the words “projects,” “expects,” “may,” “plans” or “intends”, or words of similar import, identifies a statement as “forward-looking.” There can be no assurance, however, that actual results will not differ materially from our expectations or projections. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this report at Item 3 titled “Risk Factors.”

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

Table of Contents

PART I.	6
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3. KEY INFORMATION	6
Selected Financial Data	6
Risk Factors	9
ITEM 4. INFORMATION ON THE COMPANY.	20
History and Development of the Company	20
Business Overview	21
Organizational Structure	29
Property, Plant and Equipment	30
ITEM 4A. UNRESOLVED STAFF COMMENTS	30
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	30
Critical Accounting Policies	31
Recently Enacted Accounting Pronouncements Not Yet Adopted	34
Operating Results	35
Liquidity and Capital Resources	38
Research and development, patents and licenses, etc.	39
Trend Information	40
Off-Balance Sheet Arrangements	41
Tabular disclosure of contractual obligations	41
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	42
Directors and Senior Management	42
Compensation	44
Board Practices	46
Employees	46
Share Ownership	51
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	51
Major Shareholders	51
Related Party Transactions	52

ITEM 8. FINANCIAL INFORMATION	54
ITEM 9. THE OFFER AND LISTING	54
Markets and Share Price History	54
ITEM 10. ADDITIONAL INFORMATION	56
Memorandum and Articles of Association	56
NASD Marketplace Rules and Home Country Practices	59
Material Contracts	61
Exchange Controls	61
Taxation	61
Documents on Display	72
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	73
Interest Rate Risk	73
Foreign Currency Exchange Risk	73
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	75
PART II.	75
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	75
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	75
ITEM 15. CONTROLS AND PROCEDURES.	75
ITEM 15T. CONTROLS AND PROCEDURES	75
Disclosure Controls and Procedures	76
Management's Annual Report on Internal Control over Financial Reporting	76
Inherent Limitations on Effectiveness of Controls	77
Changes in Internal Control over Financial Reporting	77
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	77
ITEM 16B. CODE OF ETHICS	77
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	77

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

Sales in 2008 decreased by 4.6% to $25,554 thousand compared to $26,784 thousand in 2007, primarily due to the global downturn and the difficult market environment, and to a reduction in the orders of the Company's largest customer. Orders by this customer decreased by 31% to $5,108 thousand in 2008 compared to $7,438 thousands in 2007, primarily due to changes in the appliance configuration of the customer, which began offering the Company's copper BYPASS cards as an optional add-on rather than as a standard component, as well as the global downturn and the difficult market environment.

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

Research and development expenses in 2009 decreased by 10.9% to $2,716 thousand compared to $3,048 thousand in 2008. This decrease was mainly attributed to a relative strengthening of the US dollar against the New Israeli Shekel (since a significant portion of our research and development expenses are incurred in New Israeli Shekels).

Research and development expenses in 2008 increased by 38.0% to $3,048 thousand compared to $2,208 thousand in 2007. This increase was mainly attributed to a continued weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our research and development expenses are incurred in New Israeli Shekels), which contributed approximately $300 thousand to such increase, and to our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies, which contributed approximately $350 thousand to such increase. A mixture of other factors contributed approximately $190 thousand to such increase.

Selling and marketing expenses in 2009 decreased by 13.0% to $1,821 thousand compared to $2,093 thousand in 2008. This decrease was mainly attributed to a relative strengthening of the US dollar against the New Israeli Shekel (since a significant portion of our selling and marketing expenses are incurred in New Israeli Shekels).

Selling and marketing expenses in 2008 increased by 36.2% to $2,093 thousand compared to $1,537 thousand in 2007, mainly due to a continued weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our selling and marketing expenses are incurred in New Israeli Shekels), which contributed approximately $150 thousand to such increase, and to our continued investment in the promotion of our server networking products, which contributed approximately $300 thousand to such increase. A mixture of other factors contributed approximately $110 thousand to such increase.

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

Compensation

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2009 was $866 thousand. The aggregate amount accrued to provide for severance payments to all persons as a group who served in the capacity of director or executive officer as of the year ended December 31, 2009 was $803 thousand. The severance terms of the Company's Chief Executive Officer and Chairman of the Board, as approved by the audit committee, board of directors and shareholders of the Company, may entitle them, in certain circumstances, to additional payments. We do not pay cash compensation to Yehuda Zisapel for serving on our board of directors. We do pay cash compensation to Avi Eizenman who is an active Chairman of the Board, to Shaike Orbach, who is the President and Chief Executive Officer, and to Ms. Einat Domb-Har and Mr. Ilan Kalmanovich who are external directors and receive compensation in accordance with the regulations promulgated under the Israeli Companies Law-1999. All our officers work full time for us. Certain of the compensation previously paid to our directors was paid in the form of options under the Silicom Directors Share Incentive Option Plan (1994) and certain of such compensation is paid in the form of options under the Share Option Plan (2004) described below. The Directors Share Incentive Option Plan (1994) was adopted by the board of directors in August 1994, in order to grant options to members of the board of directors who served on the board of directors for at least three fiscal quarters. The Director Share Incentive Option Plan was administered by the board of directors, which designated the optionees, dates of grant and the exercise price of options. Under the Director Share Incentive Option Plan, 500,000 of our ordinary shares were reserved for issuance. The options granted under the Director Share Incentive Option Plan expire at the end of ten years from their date of grant and are non-assignable except by the laws of descent. The grantee is responsible for all personal tax consequences of the grant and the exercise thereof. We believe that we will bear no tax consequences in connection with such grant or exercise. The Director Share Incentive Option Plan was cancelled in July 2004 with respect to any share capital previously reserved and not yet allocated as well as any share capital that becomes unallocated from time to time as outstanding options expire or are forfeited. As of February [26], 2010, there are no outstanding options under the Director Share Incentive Plan (1994).

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

Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows. Our primary market risk exposures relate to our investment portfolio and fluctuation of the exchange rate of the US Dollar, which is the primary currency in which we conduct our operations, against the NIS.

Interest Rate Risk

As of December 31, 2009, our investment portfolio consisted of approximately $28.7 million invested in corporate debt securities and securities of US government agencies. These securities are classified as "held to maturity".  The majority of the Company's investments (approximately 86%) are in fixed-rate instruments, while a small portion of its investments (approximately 14%) are in variable-rate instruments. Therefore, the Company's exposure to interest rate risk from variable-rate instruments is very limited and not material to the Company. In addition, since the securities are "held to maturity", any changes in fair value of the Company's instruments due to fluctuations in the interest rates, do not affect the Company's profit or loss.

For quantitative information on the Company's marketable securities, please see Note 4 to our financial statements included elsewhere in this annual report.

As of December 31, 2009 we did not have any short or long term interest bearing loans or debts, hence with respect to the Company's business operations, we do not have any exposure to interest rate risk.

Foreign Currency Exchange Risk

Most of our revenues are generated in U.S. dollars. In addition, most of our costs are denominated and determined in U.S. dollars and NIS. According to the salient economic factors indicated in ASC 830 “Foreign Currency Matters” (formerly SFAS No. 52), “Foreign Currency Translation,” our cash flow, sale price, sales market, expense, financing and inter-company transactions, and arrangement indicators, are predominantly denominated in U.S. dollars. In addition, the U.S. dollar is the primary currency of the economic environment in which we operate, and thus, the U.S. dollar is our functional and reporting currency.  In our balance sheet, we re-measure into U.S. dollars all monetary accounts (principally cash and cash equivalents and liabilities) that are maintained in other currencies. For this re-measurement, we use the relevant foreign exchange rate at the balance sheet date. Any gain or loss that results from this re-measurement is reflected in the statement of operations as appropriate. We measure and record non-monetary accounts in our balance sheet in U.S. dollars. For this measurement, we use the U.S. dollar value in effect at the date that the asset or liability was initially recorded in our balance sheet (the date of the transaction).

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

Since the majority of our revenues are denominated and paid in U.S. dollars, we believe that fluctuations in the U.S. dollar exchange rate do not have a significant effect on our accounts receivable. Inflation in Israel and the Israeli currency as well as U.S. dollar exchange rate fluctuations may have only a limited effect on our accounts payable, as described above.

The Company’s operating expenses may be affected by fluctuations in the value of the U.S dollar as it relates to the NIS. By way of example, a hypothetical 10% weakening in the value of the dollar relative to the currencies in which the Company’s operating expenses are denominated in 2009 would have resulted in an increase in operating expenses of approximately $650 thousand for the year ended December 31, 2009.

As of December 31, 2009 our investment portfolio consisted only of investments in US dollars and is therefore not subject to any exposure to foreign currency exchange risk.

As of December 31, 2009, we were not engaged in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations.

Credit Risk

Our investment portfolio includes held to maturity marketable securities. These securities include investments issued by highly rated corporations or investments issued by agencies of the U.S. government. As of December 31, 2009, the rating of the securities in our portfolio was at least A. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations), which were exacerbated by the recent turmoil that has affected the financial markets and the global economy and caused credit issues for a number of reputable financial institutions. Any changes in fair value of the Company's investment securities due to credit risk do not affect the Company's profit or loss unless there is other-than-temporary impairment (OTTI) (referred to in ASC 320-10 (formally known as FSP FAS 115-2) and ASC 958-320 (formally known as FAS 124-2).

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

PART III.

Item 17.  FINANCIAL STATEMENTS

Not Applicable

Item 18.  FINANCIAL STATEMENTS

See pages F-1 to F-35 of Form 20-F for the year ending December 31, 2009 .

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

15.1
Consent of KPMG Somekh Chaikin, Independent Registered Public Accounting Firm, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission on March 18, 2010, and incorporated herein by reference .

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to its Annual Report on Form 20-F/A on its behalf.

SILICOM LIMITED

By:	/s/ Shaike Orbach
Shaike Orbach
Chief Executive Officer

October 19, 2010