Form 20-F/A
period 2009-12-31
SILICOM LTD
filed 2010-11-23
CIK 916793

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 2)

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

Yes  ☐    No  ☒

EXPLANATORY NOTE

       This Amendment No. 2 on Form 20-F/A is being filed to amend Item 5 (Operating and Financial Review and Prospects – Operating Results; Liquidity and Capital Resources; Trend Information), Item 6 (Directors, Senior Management and Employees- Compensation; Board Practices), and Item 7.B (Major Shareholders and Related Party Transactions- Related Party Transactions) of the Annual Report on Form 20-F for the year ended December 31, 2009 of Silicom Ltd. which was originally filed on March 18, 2010, as amended by Amendment No.1 on Form 20-F for the year ended December 31, 2009 of Silicom Ltd., which was filed on October 19, 2010.

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

Gross profit in 2009 was $8,065 thousand compared to $10,149 thousand in 2008. Gross profit as a percentage of sales in 2009 was 39.3%, compared to 39.7% in 2008. Our gross profit is largely dependent on the mix of products we sell during a specific year. The slightly lower gross profit percentage in 2009 was primarily a result of changes to the mix of sold products. Gross profit is also affected, among other factors, by write-downs of inventory made with respect to any obsolete or slow moving inventory we can no longer use. The inventory write-downs as a percentage of sales in 2009 has slightly increased to 4.2%, compared to 3.6% in 2008

Gross profit in 2008 was $10,149 thousand compared to $10,690 thousand in 2007. Gross profit as a percentage of sales in 2008 was 39.7%, compared to 39.9% in 2007. Our gross profit is largely dependent on the mix of products we sell during a specific year. The slightly lower gross profit percentage in 2008 was primarily a result of such a change to the mix of sold products and the continued weakening of the US Dollar compared to the New Israeli Shekel. Gross profit is also affected, among other factors, by write-downs of inventory with respect to any obsolete or slow moving inventory which we can no longer use. The inventory write-downs as a percentage of sales in 2008 has increased to 3.6%, compared to 1.4% in 2007.

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

We have cash and cash equivalents that we believe are sufficient for our present requirements. Furthermore, our cash resources are sufficient to fund our operating needs for the next twelve months.

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

Trend Information

In late 2002, we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end server networking cards (Server Adapters). In today’s network-based environment, there is a growing demand for server-based systems. The markets for such systems are almost continuously growing. Furthermore, the security market is growing due to an increase in demand for security appliances, most of which are server based, and the WAN optimization market is growing due to an increase in demand for better WAN connection between branch offices and headquarters. These two markets are now the main markets in which our server adapters provide added value. We began investing in marketing and sales of this line to potential markets and customers during 2003 and received initial purchase orders from a number of sources. We continued to invest in the marketing of these products during the course of 2004-2009. Throughout 2004-2007, the number of purchase orders for these products significantly increased. In 2008 there was a slight decrease in purchase orders as compared with 2007, and in 2009 there was a further decrease in purchase orders as compared with 2008, which was mostly attributed to the generally lower demand for the products due to the global economic downturn. The sales cycles in the markets for our products are long, but once we establish a customer base, each such customer will represent an opportunity for sustained, long-term revenues., During the years 2002- 2009, our business was based in its entirety on this product line, which generated all of our revenues, and, during this period, we expected that this product line would continue to be our principal line of business in the coming years, specifically with respect to the 10Gbps cards, higher port density cards, bypass cards and intelligent and programmable cards.

In 2009, despite the impact of the major worldwide economic downturn as discussed above, we have continued to be profitable and completed four profitable quarters despite the year’s significant challenges. Furthermore, in the last two quarters of 2009, we have been able to restore a process of growth in our business, a trend which continued in the beginning of 2010. Many of our customers have renewed their purchases to their level of purchases prior to the economic crisis, and we made initial sales associated with new products and customers. In 2009 and in the beginning of 2010 we launched new products, such as our new product family, the patent-pending SETAC (Server To Appliance Convertor) for providers of appliance-based network solutions, which received a positive reaction in the market, and are currently penetrating our existing customer base. Customers from new market segments have also expressed interest in our new products.. We believe that as products of this type will prove themselves in commercial deployments, the demand for such products is expected to increase and, consequentially, may turn this product family into one of our growth drivers in future years.

However, although we expect our business and products to further develop in the coming years, there is no assurance that we will continue to generate significant sales in the areas in which we operate .

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

In December 2007 our Audit Committee and Board of Directors approved severance arrangements for each of Mr. Avi Eizenman and Mr. Shaike Orbach, which provide for extended notice provisions and severance payments in the event of termination. The arrangements were approved by our shareholders in January 2008, and include the following main terms and conditions (identical with respect to each of Mr. Avi Eizenman and Mr. Shaike Orbach):

Notice of Termination

The termination of the executive’s employment, by him or the company, for any reason other than cause (which is generally defined as willful conduct or omission materially injurious to the company), death or disability, shall require 12 months advance written notice. If, however, following a change in control transaction, either: (i) he shall give notice of termination of his employment for good reason (which is generally defined as an adverse change to the status, responsibilities, salary or other material terms of his employment); or (ii) we shall give notice of termination of his employment for any reason other than cause or disability, 18 months advance written notice shall be required. A change in control transaction includes transactions such as sale of all or substantially all of the company’s shares or assets, or a merger, acquisition, or other reorganization in which control of our company changes following such transaction.

Severance Payments

 If the executive’s employment shall be terminated for any reason other than cause, he shall be entitled to receive his last full monthly salary multiplied by the number of years (or portions thereof) that he was employed by us (i.e. the severance amount he would be entitled to receive under the Israeli law, had we terminated his employment for any reason other than cause) (the “Severance Law Amount”). If, however, his employment shall be terminated: (i) by the company for any reason other than cause or disability; or (ii) by him for a good reason following a change in control, he shall be entitled to receive one and half times the Severance Law Amount. If the executive’s employment under the arrangement is terminated by reason of death or disability, then, in addition to the above, he shall be entitled to receive a lump sum severance payment equal to his last full monthly salary multiplied by twelve 12 months.

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

The Rad Group provides us with certain services, and is reimbursed by us for the costs of providing such services. During 2009, we  purchased from the Rad Group internet services for an amount of up to $34,000 and car leasing services for an amount of up to $4,000. We also sub-lease office space in Paramus, New Jersey, for an amount of up to $10,000 (monthly rent payments of approximately $800) from Radcom Equipmet, Inc., an affiliated company of the Rad Group. We began to sub-lease this space in February 2004; the sub-lease was in effect until January 31, 2006 and was renewed for additional one-year periods through January 31, 2011.

During 2009, we sold server adapters to members of the Rad Group for an amount of up to $126,000.

The material terms of the  arrangements with the Rad Group, described in the preceding paragraphs, occur within the Company's ordinary course of business, and on market terms. We believe that such arrangements are neither material to the Company nor unusual in their nature or conditions. We further believe that the terms of the transactions in which we have engaged and are currently engaged with other members of the Rad Group are generally no less favorable to us than terms which might be available to us from unaffiliated third parties. In January 2006 our board of directors approved a resolution under which sales to, or purchases from any members of the Rad Group must meet certain criteria or be specifically approved by the audit committee, board of directors and shareholders, as applicable in accordance with Israeli law. These criteria include a stipulation that the transactions between us and members of the Rad Group relate to standard equipment, services and products purchased or sold by us and the Rad Group, as applicable and that such transactions occur within our ordinary course of business. The resolution of our board of directors also states that transactions with members of the Rad Group must be entered into at least on market terms and at a value lower than 0.5% of our annual turnover per transaction and not more than 1% of our annual turnover in the aggregate for all such transactions in a financial year. All future related party transactions and arrangements (or modifications of existing ones) with members of the Rad Group, transactions in which office holders of the Company have a personal interest, or transactions which raise issues of such office holders’ fiduciary duties, may require audit committee, board of directors and shareholder approval under the Israeli Companies Law-1999.

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

PART III.

Item 17.  FINANCIAL STATEMENTS

Not Applicable

Item 18.  FINANCIAL STATEMENTS

See pages F-1 to F-35 of Form 20-F for the year ending December 31, 2009.

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

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No.2 to its Annual Report on Form 20-F/A on its behalf.

SILICOM LIMITED

By:	/s/ Shaike Orbach
Shaike Orbach
Chief Executive Officer

November 23, 2010