Form 20-F
period 2010-12-31
SILICOM LTD
filed 2011-03-17
CIK 916793

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report.................... For the transition period from to

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

6,879,688

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

Table of Contents

PART I.	6
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3. KEY INFORMATION	6
Selected Financial Data	6
Risk Factors	8
ITEM 4. INFORMATION ON THE COMPANY	20
History and Development of the Company	20
Business Overview	21
Organizational Structure	31
Property, Plant and Equipment	31
ITEM 4A. UNRESOLVED STAFF COMMENTS	31
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	32
Critical Accounting Policies	32
Recently Enacted Accounting Pronouncements Not Yet Adopted	35
Operating Results	36
Liquidity and Capital Resources	40
Research and development, patents and licenses, etc.	41
Trend Information	42
Off-Balance Sheet Arrangements	44
Tabular disclosure of contractual obligations	44
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	44
Directors and Senior Management	44
Compensation	46
Board Practices	49
Employees	54
Share Ownership	55
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	56
Major Shareholders	56
Related Party Transactions	56

ITEM 8. FINANCIAL INFORMATION	59
ITEM 9. THE OFFER AND LISTING	59
Markets and Share Price History	59
ITEM 10. ADDITIONAL INFORMATION	61
Memorandum and Articles of Association	61
NASD Marketplace Rules and Home Country Practices	67
Material Contracts	68
Exchange Controls	68
Taxation	68
Documents on Display	81
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	82
Interest Rate Risk	82
Foreign Currency Exchange Risk	83
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	84
PART II.	84
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	84
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	84
ITEM 15. CONTROLS AND PROCEDURES.	84
ITEM 15T. CONTROLS AND PROCEDURES	85
Disclosure Controls and Procedures	85
Management's Annual Report on Internal Control over Financial Reporting	85
Inherent Limitations on Effectiveness of Controls	86
Changes in Internal Control over Financial Reporting	86
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	86
ITEM 16B. CODE OF ETHICS	86
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	86

Part I.

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.  KEY INFORMATION

Selected Financial Data

The selected data presented below under the captions “Consolidated Statements of Operations Data” and “Consolidated Balance Sheets Data” for and as of the end of each of the years in the five-year period ended December 31, 2010, are derived from our audited consolidated financial statements. The consolidated financial statements as of December 31, 2009 and 2010, and for each of the years in the three-year period ended December 31, 2010, and the report thereon, are included elsewhere in this annual report. The selected data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto, which are set forth in Item 18 – “Financial Statements” and the other financial information appearing elsewhere in this annual report.

 CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

	Year Ended December 31 In US$ Thousands
	2006	2007	2008	2009	2010
Sales	$16,118	$26,784	$25,554	$20,526	$30,399
Cost of sales	9,827	16,094	15,405	12,461	17,490
Gross profit	6,291	10,690	10,149	8,065	12,909
Research and development costs	1,820	2,208	3,048	2,716	3,280
Sales and marketing expenses	1,105	1,537	2,093	1,821	2,207
General and administrative expenses	980	1,189	1,427	1,313	1,523
Total operating expenses	3,905	4,934	6,568	5,850	7,010
Operating income	2,386	5,756	3,581	2,215	5,899
Financial income, net	167	956	1,188	909	617
Income before income taxes	2,553	6,712	4,769	3,124	6,516
Income tax expenses (benefit)	(46)	432	124	305	801
Net income(1)	2,599	6,280	4,645	2,819	5,715
Income per share
Basic income per ordinary share	$0.51	$1.03	$0.69	$0.42	$0.84
Diluted income per ordinary share	$0.49	$1.00	$0.69	$0.41	$0.82
Weighted average number of ordinary shares used to compute basic income per share (in thousands)	5,138	6,122	6,685	6,720	6,821
Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	5,341	6,309	6,780	6,843	6,938

(1) Net income is after deduction of taxes on income, which have been reduced by virtue of tax benefits to which the Company is entitled in its capacity as an “Approved Enterprise” under Israeli law.  As such, the Company was required to pay taxes at a reduced effective rate. The Company selected the 2004 tax year, the 2006 tax year and the 2009 tax year as its Year of Election, from which the period of benefits under the Investment Law are to commence. See Note 14C to the Financial Statements and “Item 10" - Additional Information - Taxation.”

	2006	2007	2008	2009	2010
Total assets	$17,853	$45,642	$51,974	$55,591	$63,479
Total current liabilities	$3,452	$4,712	$4,735	$4,399	$5,827
Long-term liability	$1,220	$1,596	$1,905	$1,967	$2,222
Shareholders' equity	$13,181	$39,334	$45,334	$49,225	$55,430
Capital stock	$16	$20	$20	$20	$20
Number of ordinary shares issued (1)	5,213,600	6,585,847	6,709,034	6,824,284	6,894,659

(1) Including 14,971 held by our subsidiary.

The table below sets forth the high and low NIS to U.S. Dollar exchange rates for each period, as published by the Bank of Israel:

	HIGH	LOW
February 2011	3.713	3.602
January 2011	3.710	3.528
December 2010	3.665	3.549
November 2010	3.684	3.580
October 2010	3.645	3.569
September 2010	3.798	3.665

The table below sets forth, for the five most recent full financial years, the average NIS to U.S. Dollar exchange rates for each period, calculated by using the average of the exchange rates on the last day of each month for each period, as published by the Bank of Israel:

2010	3.733
2009	3.933
2008	3.568
2007	4.085
2006	4.442

The NIS to U.S. Dollar exchange rate on February 28, 2011, as published by the Bank of Israel, was NIS 3.622.

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

Our current business is based almost in its entirety on our Multi-Port Gigabit-Ethernet Server Adapter product line and the majority of our revenue is generated from such product line. We expect that in the foreseeable future we will continue to be dependent on this line of products for most of our revenue due the nature of our business. We cannot assure you that revenue generated from our Multi-Port Gigabit-Ethernet Server Adapters will reach or exceed historical levels in any future period. A decrease in the price of, or demand for, any of these products, or a significant increase in our costs of manufacturing could have a material adverse effect on our business, results of operations and financial condition.

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

We depend on a small amount of customers for our products. Our top three customers accounted for 36% of our revenues in 2010. We expect that a small number of customers will continue to account for a significant portion of our revenues for the foreseeable future. Loss or cancellation of business from, significant changes in deliveries to, or decreases in the prices of services sold to, one or more of our key customers has, in the past, significantly reduced our revenues for a reporting period and could, in the future, harm our margins, financial condition and business.

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

Most of our revenues are generated from the sale of our add-on Server Adapters. The technology industry in which we operate is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. While these changes could lead to a reduction in the demand for our existing products, they could also create an opportunity for us to expand our product offering to our existing customers and to new customers. Accordingly, our future success may depend on our ability to diversify our product offering and enter new markets, which could involve numerous risks, including:

•	Substantial research and development and business development expenditures, which could divert funds from other corporate uses and/or have a significant negative effect on our short-term results;

•	Diversion of management’s attention from our core business; and

•	Entering markets in which we have little or no experience.

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

We may assume liabilities, incur amortization expenses related to intangible assets or realize large and immediate write-offs in connection with future acquisitions. In addition, the future valuation of these acquisitions may decrease from the market price paid by us, which may result in the writing-off, or impairment, of the relevant assets. In addition, our operation of any acquired or merged businesses, technologies or assets could involve numerous risks, including:

•	Post-merger integration problems resulting from the combination of any acquired operations with our own operations or from the combination of two or more operations into a new merged entity;

•	Diversion of management’s attention from our core business;

•	Substantial expenditures, which could divert funds from other corporate uses;

•	Entering markets in which we have little or no experience; and

•	Loss of key employees of the acquired operations.

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

The securities markets in general have experienced volatility which has particularly affected the securities of many high-technology companies and particularly those in the fields of communications, software and internet, including companies that have a significant presence in Israel. This volatility has often been unrelated to the operating performance of these companies and may cause difficulties in raising additional financing required to effectively operate and develop their businesses. Such difficulties and the volatility of the securities markets in general may affect our financial results.

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

We may experience a further decline in our share price and there is no guarantee that our share price will rise at all.

Our share price has taken a fall during the current uncertainty in global economic conditions and we expect it to continue to be affected by such uncertainty to the extent that it continues. We cannot assure you that our share price will recover in the coming fiscal year.

Our investment portfolio may be impaired by disruptions in the financial and credit markets.

Our investment portfolio currently consists of corporate debt securities and securities of US government agencies, which the Company classified at December 31, 2010 as "held-to-maturity". As of December 31, 2010, we hold approximately $29.9 million in corporate debt securities and securities of US government agencies.

Due to recent significant disruptions in the financial and credit markets, corporate debt securities in our portfolio are subject to a possible increased risk of default due to bankruptcy, lack of liquidity, operational failure or other factors affecting the issuers of those securities.  In addition, securities in our portfolio are subject to other risks, such as credit, liquidity, market and interest rate risks, which may be exacerbated by the recent market disruptions. We may be required to adjust the carrying value of our investment securities due to a default, lack of liquidity or other event, if the event constitutes an impairment which is considered to be other-than-temporary. As of December 31, 2010, we were not required to adjust the carrying value of our investment securities since there were no other-than-temporary impairments.

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

In 2002, we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end Multi-Port server networking cards, which in the past had contributed to our sales growth and which we expect to continue being the principal driver of our sales growth in the coming years. In November and December of 2003 we began implementing our “Design Win” business model, as described below in “Item 4. Business Overview”, pursuant to which we began selling our products to customers that incorporate such products within their networking appliances and/or server based systems and sell such systems with our products embedded in them. Since then we have identified the server-based network appliances market and specifically the server-based security appliances and WAN (Wide Area Network) optimization appliances within such market as demonstrating a strong demand for our products. We have added Bypass Adapters, which are networking products that include special functionalities for the server based appliances, to our product lines and received significant orders for both our Bypass Adapters and our non-Bypass adapters. We secured additional Design Wins during 2004-2010, several of which were with leading companies engaged in a number of industries. In 2009, we have added to our product lines the new patent-pending SErver To Appliance Converter ("SETAC"), which are products that enable us to offer a full network appliance platform solution and address new market segments.

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

In May 2007, we conducted a private placement, pursuant to which we issued to certain “accredited investors” and “qualified institutional purchasers” 875,000 ordinary shares at a purchase price of $20.50 per share and warrants to purchase up to 218,750 ordinary shares at an exercise price of $28.25 per share. We issued to the placement agents warrants to purchase up to an aggregate of 10,937 ordinary shares on the same terms as the warrants issued to the investors. Net proceeds from the private placement were approximately $16.8 million, net of $1.2 million of issuance costs. The warrants issued to the investors and to the placement agents expired in July 2010. Prior to their expiration in July 2010, no such warrants were exercised into shares.

Business Overview

We are currently active in the product line of high-end server networking cards with and without bypass (Server Adapters), which is described in greater detail below. For the purpose of these products we are leveraging our expertise in networking and operating systems and facilitating improved connectivity for servers by increasing the number of ports on the server adapters and by adding bypass and other special functionality for security appliances, WAN (Wide Area Network) optimization appliances and other network appliances. Starting at 2006, we have extended our product line by adding intelligent and programmable cards, such as encryption acceleration cards and redirector cards. We also added intelligent stand alone bypass units. In 2008, we extended the line of Server Adapters by adding 10 Gbps products with and without bypass, with a variety of interfaces. Revenues of our 10Gbps products are currently rising.

Furthermore, in 2009 we introduced our patent-pending SETAC (Server To Appliance Converter) product family. The SETAC product family is a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and easy port modularity. We believe that the SETAC products will turn into one of our growth drivers in the coming years.

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

Following demands from customers and potential customers, we developed some of these same products with a bypass feature. Intended for mission-critical environments, Silicom’s Gigabit Ethernet Bypass Networking Cards feature innovative bypass circuitry to maintain continuity of network connectivity in the event of an appliance failure. Upon the occurrence of an appliance failure, the card’s bypass mechanism automatically reroutes traffic to bypass faulty components, enabling customers to have reliable and always available network accessibility. As with all of Silicom’s Multiport Gigabit Ethernet Networking Cards, the Bypass Cards also improve server throughput and performance during normal operations by introducing more ports and better throughput while reducing network congestion, simplifying network management, and minimizing CPU utilization. In addition, we have also developed stand-alone bypass solutions which do not include the networking component. The addition of the innovative bypass capability makes Silicom Gigabit Ethernet Bypass Networking Cards and stand-alone bypass solutions an appropriate connectivity solution for security and WAN optimization appliances, as well as for appliances targeted at other high-potential, growing markets such as network monitoring, load balancing, network event management, network optimization, LAN policy enforcement, intrusion detection, virus protection, e-mail content filtering, and more. To the best of our knowledge we are currently the only company offering such a comprehensive line of bypass products, which offers dual port and quad port cards, copper and fiber interfaces and dual chip set (Intel and Broadcom). Although the situation may change in the future, we believe that our competition in the bypass card market is less significant than our competition in the non-bypass card market.

Our Server Adapter products are divided into three groups: Multi-port 1/10 Gigabit Ethernet Server Adapters, innovative internal and external Bypass solutions and advanced Smart Adapters (which include SSL encryption solutions and Redirector Adapters). See “Item 4. Information on the Company – Research and Product Development”.

The principal applications of such products, all of which demand high performance Multi-Port connectivity, are as follows:

•	Security appliances
•	WAN optimization appliances
•	Load balancing and traffic management appliances
•	Network-attached storage (NAS)
•	Video on Demand servers
•	Content Delivery servers
•	Internet Service Providers / Web Hosting
•	High end computing

It would be difficult to design such high-end products without a high level of cross-disciplinary knowledge. The products we have developed use our Ethernet and operating systems expertise. The products in this line include more than one hundred Multi-Port Gigabit Ethernet Server Networking cards (bypass and non-bypass).

Our business model for our Server Adapter line of products is called the Design Win Model. The following are the main aspects of this model:

•	We approach a potential customer or are approached by such customer.

•	If the customer shows interest in the products and we believe that achievement of a business relationship with the customer is possible, we ship products for such customer’s evaluation.

•	During the evaluation process the customer receives a few of our Server Networking Cards for initial basic testing. If the evaluation process is successful, we ship products for qualification.

•
During the qualification process the customer receives a larger amount of our Server Networking Cards for more specific testing, which may include certain customization of our products to its specific needs.

•	If the qualification process is successful, we enter into negotiations regarding the terms of a business relationship.

•	In some cases, typically with the larger customers, the evaluation and qualification process may take 12 months or more.

•
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

We believe that the high-end server networking cards (with and without bypass) will continue to be a key driver of our growth in the coming years. A distinct advantage of these products is that the demand in the server based industry has been almost continuously growing. Certain fields within this industry, such as the security appliances market, WAN optimization appliances market, other network appliances market, the storage market and several additional markets have demonstrated strong growth. This industry continues to require innovative solutions that must become faster and must provide additional functionalities each time they are implemented. However, achieving Design Wins pursuant to the process described above and obtaining new customers is time consuming as a result of the fact that the sales cycles for products in this industry are long. Nevertheless, each Design Win we achieve, may represent an opportunity for sustained, long-term revenues.

Server To Appliance Converter ("SETAC")

In a continuous effort to leverage our strength in networking solutions, in 2009 we launched our SETAC products, which convert standard servers to network appliances and are designed for systems that require front input/output (“I/O”) ports, I/O ports replaceable without opening the system chassis, high quantity of I/O ports and flexibility to provide high quantity of different configurations. This new product line responds to the dilemma currently faced by network appliance providers in designing their network appliances, which is either using a general server with standard add-on adapters, assuring server-grade reliability and a stable state of the art technological environment but sacrificing flexibility, or using specific appliance-oriented hardware solutions, allowing superior flexibility and field re-configurability but lacking in server grade reliability and technological stability. SETAC products offer the benefits of these two options, enabling branded high technology servers to be configured as hardware appliances, and creating an ideal network appliance that combines server grade reliability, front-end access, field-replaceable architecture and a stable, cutting edge technology environment.

The SETAC product line includes SETAC converters (comprised of PCI-Express G2 adapter, cables and Silicom’s backplane), which interface with Silicom’s front loading I/O Express Modules adapters. SETAC products are installed by a simple process of placing Silicom’s I/O Express Modules adapters into a server’s “hot-swap” hard drive slots. This combination enables standard servers to be configured as network appliances with server-grade reliability, front-end access, field replaceable architecture and a stable technology environment, creating a complete network appliance platform solution that provides us with a competitive edge. To the best of our knowledge we are currently the only company offering such a unique solution in the hardware networking appliance industry.

The principal applications of the SETAC products are the same as the principle applications of our Server Adapter products described above (including security appliances, WAN optimization appliances, video on demand servers, and internet service providers/web hosting). The SETAC products apply to the same target markets as the Server Adapter products, but also extend to two additional types of customers- server manufacturers and system integrators.

As with our Server Adapter line of products, the business model for our SETAC products is the Design Win Model.

Interest for the specific solution provided by the SETAC products is continuously growing in the hardware networking appliances market and orders for such products were placed throughout 2010. We cooperate with security industry companies, system integrators and server manufacturers, integrating SETAC units with a “server grade” motherboard and other system components. In August 2010, for instance, we established significant cooperation with a pioneering developer and manufacturer of high-performance server platforms, and with a major vendor in the security industry, who will be incorporating our SETAC products in their next-generation lines of security appliances to be launched in 2011. Further, as of January 2011, a leading server manufacturer will begin offering appliances which integrate Silicom’s SETAC products with a popular model of its standard servers, thus enabling its customers to use the manufacturer’s top quality servers as highly-flexible customized network appliances.

In light of increasing demand for SETAC products throughout 2010, we believe that such products will become one of the drivers for our revenues in the coming years.

Principal Markets

The principal markets in which we compete are set forth more particularly in, and are incorporated by reference to Note 12 to the consolidated financial statements set forth in Item 18 of this annual report. In  2008, 2009, and 2010, approximately, 8%, 17%, and 14% respectively, of our sales were in Europe, 66%, 71% and 72% respectively, were in North America, and 26%, 12% and 14% respectively, were in other countries. Our main business is not seasonal, and we believe that there are sufficient sources and raw materials available to sustain it.

Sales and Marketing

Over the last few years, our sales and marketing has been carried out through a network of strategic relationships with leading original equipment manufacturers which sell our products, generally as a part of their systems and sometimes under their own private labels. Our current original equipment manufacturer customers are mostly active in the security appliances market, WAN optimization market, other network appliances markets (such as load balancing and traffic management), storage market, general servers market and other server based applications. They are referred to in this report as OEMs, or OEM customers. Our strategy of carrying out strategic relationships with OEM customers continues to be the strategy under which we operate. We believe that these relationships enable us to take advantage of the superior financial resources and market presence of these companies to increase our sales and establish, maintain and strengthen our position and reputation in the market. In addition, we believe that relationships with OEMs improve access to new technologies developed by such OEMs, thereby ensuring smooth integration of our products and technology with those of the OEMs. In furtherance of this strategy, from 2005 through 2010 we entered into strategic arrangements with OEMs and continued securing successful Design Wins with OEMs who purchase our products. Revenues from sales of our products to OEM customers in 2010 constituted approximately 99% of our revenues. We expect the percentage of our revenues that is derived from sales of connectivity products to OEM customers to continue being approximately 99% as we continue to focus our efforts on our Server Adapter products, which are sold mostly to OEMs, and begin to focus on SETAC products, which are currently and will continue to be sold mostly to OEMs.

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

Research and Product Development

Since we commenced operations, we have conducted extensive research, development and engineering activities. Our efforts emphasize the development of new products, cost reduction of current products, and the enhancement of existing products, generally in response to rapidly changing customer preferences, technologies and industry standards. During 2003-2010 we fully matured our line of Multi-Port Server Adapter products and further invested in the development of other products including development of cards incorporating bypass functionality, addition of a full line of PCI-Express cards based on both chipsets we used for the PCI-X based cards, supplementing a line of PCI-Express bypass cards and adding a line of ROHS compliant cards for PCI-X cards (as PCI-Express cards were originally designed to be ROHS compliant). During 2006 we launched a new product line of high-performance encryption cards designed to improve the throughput of internet security appliances and network gateways. The products improve the performance of networking appliances by independently executing encryption tasks, thereby accelerating the encryption process and freeing the CPUs of such appliances for other activities. During 2007, we enhanced our offering of encryption cards by adding a line of encryption products which is based on a second chipset  manufacturer, positioning ourselves again (just like with the networking adapters) as an independent supplier which is able to deliver such cards based on chipsets delivered by the leaders in this industry. In addition, during 2007, we developed a line of stand-alone bypass solutions which allow the use of our solutions even where the networking component of the solution is already present. Also, during 2007, we worked to develop a series of 10Gbps adapters, based both on Intel chips and on Broadcom chips. During 2008, due to market demand we added two more stand-alone bypass units: 1. Entry level bypass switch 1/10Gbps, directed at power failure bypass. 2. High end 10Gbps intelligent bypass switch with self generating heartbeat and versatile monitoring and control options.

During 2008-2010 we continued to focus our efforts on the 10Gbps series, and we currently have the following families of 10Gbps cards: 1. Our main family of 10Gbps cards consists of 10Gbps adapters with and without bypass, with both Intel and Broadcom controllers, including several interface options (such as XFP, CX4, SFP+ and 10GbaseT). 2. The family of redirector cards, which was launched during 2008, which integrates intelligent packet filtering, multi-port connectivity and automated bypass on a single networking card. In addition to the abovementioned redirector cards, we are also developing a family of intelligent cards which enable intelligent offloading of server tasks.

From 2008 to 2010 we have developed the SETAC, a new, patent pending, product family. SETAC enables branded high technology servers to be configured as hardware appliances, and creates an ideal network appliance that combines server grade reliability, front-end access, field-replaceable architecture and a stable state-of-the-art technology environment. The SETAC product line includes SETAC converters (comprised of PCI-Express G2 adapter, cables and the Silicom backplane) that are used to interface with Silicom’s front loading I/O Express Modules. Leveraging a standard server’s configuration, the SETAC products are installed through placing Silicom’s I/O Express Modules into the server’s “hot-swap” hard drive slots. Through the use of the SETAC, the customer will be giving its new security appliance field re-configurability, flexibility and other desirable functions without sacrificing the use of a branded, highly-reliable and supportable basic platform.

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

In the server networking industry for which we have developed our Multi-Port Gigabit-Ethernet Server Networking cards, our main competitor is Intel. In the bypass cards industry, our competition is not as significant. To the best of our knowledge, our only significant competitors in this industry are Interface Masters, Portwell and Adlink. There may be other local solutions which might compete with our products.  In the external bypass cards industry (in which solutions are offered in the form of an external box instead of an embedded card), to the best of our knowledge our main competitor is Netoptics, and to some degree also Interface Masters.

To the best of our knowledge, there is no direct competition to our unique SETAC products. As network appliances may be built based on either standard servers or special hardware appliances, our SETAC products improve and enhance the competitive positioning of standard servers in the network appliance industry compared to the special hardware appliances alternative. The products offered by suppliers of special hardware appliances such as Portwell, Nexcom, Lanner and Advantech do not provide the advantages of the SETAC solution and therefore constitute only non-direct competition.

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

On April 8, 2010, we filed a patent application in the United States the "Server-Based Network Appliance", to protect our proprietary intellectual property with respect to SETAC products.

On November 15, 2010, we filed a provisional patent application in the United States, the "NIC with Ethernet-Managed Bypass", to protect our proprietary information with respect to Ethernet-managed network interface cards.

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

Property, Plant and Equipment

We do not own any real property, but we lease property at three locations. Our executive offices and research and development facilities are located in Kfar Sava, Israel. The original term of our lease with respect to such space expired on October 31, 1998 and was renewed for additional one-year periods through October 31, 2007. In November 2007, we renewed the term of the lease for our Kfar Sava offices until December 31, 2008, and have been extending such lease each year. On December 31, 2010 we extended the lease further for an additional year until December 31, 2011.  The facility is 725 square meters in size and we currently pay a monthly rent of approximately $11,000.

We conduct our manufacturing from a facility in Yokneam, Israel. In December 31, 2008, we did not renew our lease for the facility we were leasing in Yokneam since 2000, but instead signed a new lease and, as of January 2009, moved to a new facility in Yokneam. The new lease was for a period of two years, ending in December 31, 2010, with an option to renew the terms for an additional period of three years. On December 31, 2010 we renewed the lease for such additional period, until December 31, 2013. This facility is 1,001 square meters in size, and the monthly rent payments are approximately $13,000.

As of February 2004, we sub-lease office space in Paramus, New Jersey, from our affiliate. This sub-lease was in effect until January 31, 2006 and was renewed for additional one-year periods through January 31, 2011. On January 31, 2011, we extended the sub-lease for an additional one-year period until January 31, 2012. Currently, the monthly rent payments for this space are approximately $800. See “Item 7 – Major Shareholders and Related Party Transactions.”

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

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

Silicom was incorporated in Israel and commenced operations in 1987. We have traditionally been engaged in the design, manufacture, marketing and support of connectivity solutions for computers. In the years 2000 and 2001, we leveraged the IP developed in this area for use in the broadband internet access market. In late 2002, we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end server networking cards, recording growing sales of these products in 2004-2007. In 2008 we recorded sales of these products of approximately $25.6 million, and in 2009 we recorded sales of approximately $20.5 million. In 2010 we leveraged our expertise and know-how in networking solutions and launched our new SETAC (Server To Appliance Converter) product line. In 2010 we recorded sales from all of our networking solutions of approximately $30.4 million. We primarily sell our products through original equipment manufacturers and, to a lesser extent, through independent distributors (on a non-exclusive basis).

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

•
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

ASC 320-10 and ASC 958-320 did not have material effect on our financial statements. See also Note 2F to our consolidated financial statements.

•
Allowance for doubtful accounts - Trade receivables are recorded less the related allowance for doubtful accounts receivable. We consider accounts receivable to be doubtful when it is probable that we will be unable to collect all amounts, taking into account current information and events regarding our customers' ability to repay their obligations. The balance sheet allowance for doubtful debts is determined as a specific amount for those accounts the collection of which is uncertain. We perform our estimates regarding potential doubtful debts based on payment history and correspondence with our customers, and based on new information we receive about the customers’ financial situation. As of December 31, 2010, the allowance for doubtful debts was $20 thousand.

•
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

▪
Carry forward tax losses - As of December 31, 2010, our subsidiary had federal carry forward tax losses of approximately $582 thousand to be realized through 2029 and New Jersey state carry forward tax losses of approximately $23 thousand to be realized through 2015. There is no assurance that all of these carry forwards will be realized.

Deferred tax assets and liabilities are classified as current or non-current items in accordance with the nature of the assets or liabilities to which they relate. When there are no underlying assets or liabilities the deferred tax assets and liabilities are classified in accordance with the period of expected reversal. Income tax expenses represent the tax payable for the period and the changes during the period in deferred tax assets and liabilities. As of December 31, 2010, the deferred tax assets were $269 thousand.

•
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

As of January 1, 2010 and for the twelve months ended December 31, 2010, the Company and its subsidiary did not have any unrecognized tax benefits. In addition, the Company and its subsidiary do not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

•
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

•
Accounting for Stock-Based Compensation - Effective January 1, 2006, the Company adopted ASC topic 718 (SFAS No. 123(R)), “Share-Based Payment”. This Statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation cost on a prospective basis. Under this method, the Company recorded stock-based compensation expense for awards granted prior to, but not yet vested as of January 1, 2006, the Company recognizes compensation expense based on estimated grant date fair value using the Black-Scholes option-pricing model. The share-based awards granted after January 1, 2008, include features that are not supported by the Black and Scholes valuation model, such as expiration date to occur if the closing price of the Shares falling below 50% of grant date Share price, therefore for share-based awards granted after January 1, 2008, the Company recognizes compensation expense based on estimated grant date fair value using the Monte Carlo option-pricing model, or the Binomial option-pricing model.

Recently Enacted Accounting Pronouncements Not Yet Adopted

In October 2009, the FASB issued ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, Revenue Arrangements with Multiple Deliverables). ASU 2009-13 amends ASC 650-25 to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price ("VSOE") or third party evidence of selling price ("TPE") before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company expects that the adoption of ASU 2009-13 in 2011 will not have a material impact on its consolidated financial statements.

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

Year Ended December 31,

	2008	2009	2010
Sales	100%	100%	100%
Cost of sales	60.3	60.7	57.5
Gross profit	39.7	39.3	42.5
Research and development costs	11.9	13.2	10.8
Selling and marketing expenses	8.2	8.9	7.3
General and administrative expenses	5.6	6.4	5.0
Operating Income	14.0	10.8	19.4
Financial income, net	4.7	4.4	2.0
Income before income taxes	18.7	15.2	21.4
Income tax expenses	0.5	1.5	2.6
Net Income	18.2	13.7	18.8

Sales in 2010 increased by 48.1% to $30,399 thousand compared to $20,526 thousand in 2009. The increase in sales is mostly attributed to the fact that many existing customers increased their ongoing orders, the fact that some of our larger customers began integrating additional Silicom products into their product lines, and the fact that we continue expanding our customer base. The increase in sales is also affected, among other factors, by an increasing market demand in light of signs of economic recovery in 2010 following the global economic downturn in 2009.

Sales in 2009 decreased by 19.7% to $20,526 thousand compared to $25,554 thousand in 2008. The decrease in sales is mostly attributed to the generally lower demand caused by the global economic downturn. As a result of this economic downturn, during 2009 we have experienced a significant reduction in ongoing purchase orders, particularly from some of our major customers.

Gross profit in 2010 was $12,909 thousand compared to $8,065 thousand in 2009. Gross profit as a percentage of sales in 2010 was 42.5%, compared to 39.3% in 2009. Our gross profit is largely dependent on the mix of products we sell during a specific year. The higher gross profit percentage in 2010 was primarily a result of changes to the mix of sold products. Gross profit is also affected, among other factors, by write-downs of inventory made with respect to any obsolete or slow moving inventory we can no longer use. The inventory write-downs as a percentage of sales in 2010 has decreased to 2.6%, compared to 4.2% in 2009.

Gross profit in 2009 was $8,065 thousand compared to $10,149 thousand in 2008. Gross profit as a percentage of sales in 2009 was 39.3%, compared to 39.7% in 2008. Our gross profit is largely dependent on the mix of products we sell during a specific year. The slightly lower gross profit percentage in 2009 was primarily a result of changes to the mix of sold products. Gross profit is also affected, among other factors, by write-downs of inventory made with respect to any obsolete or slow moving inventory we can no longer use. The inventory write-downs as a percentage of sales in 2009 has slightly increased to 4.2%, compared to 3.6% in 2008.

Research and development costs in 2010 increased by 20.8% to $3,280 thousand compared to $2,716 thousand in 2009. This increase was mainly attributed to our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies, which contributed approximately $360 thousand to such increase, and to a relative weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our research and development expenses are incurred in New Israeli Shekels), which contributed approximately $200 thousand to such increase.

Research and development costs in 2009 decreased by 10.9% to $2,716 thousand compared to $3,048 thousand in 2008. This decrease was mainly attributed to a relative strengthening of the US dollar against the New Israeli Shekel (since a significant portion of our research and development expenses are incurred in New Israeli Shekels).

Selling and marketing expenses in 2010 increased by 21.2% to $2,207 thousand compared to $1,821 thousand in 2009. This increase was mainly attributed to our continued investment in the promotion of our server networking products, which contributed approximately $300 thousand to such increase, and to a relative weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our research and development expenses are incurred in New Israeli Shekels), which contributed approximately $90 thousand to such increase.

Selling and marketing expenses in 2009 decreased by 13.0% to $1,821 thousand compared to $2,093 thousand in 2008. This decrease was mainly attributed to a relative strengthening of the US dollar against the New Israeli Shekel (since a significant portion of our selling and marketing expenses are incurred in New Israeli Shekels).

General and administrative expenses in 2010 increased by 16.0% to $1,523 thousand compared to $1,313 thousand in 2009. This increase was mainly attributed to a relative weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels).

General and administrative expenses in 2009 decreased by 8.0% to $1,313 thousand compared to $1,427 thousand in 2008. This decrease was mainly attributed to a relative strengthening of the US dollar against the New Israeli Shekel (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels).

Financial income, net in 2010 decreased by 32.1% to $617 thousand compared to $909 thousand in 2009. The decrease was primarily caused by the relative weakening of the US dollar against the New Israeli Shekel (a significant portion of our balance sheet assets and obligations are denominated in New Israeli Shekels), which created a net financial expense in US dollars from exchange rate differences, and the decrease in yields from investments in marketable securities. Thus, despite the increase in funds available for investment, there was a decrease in financial income in 2010.

Financial income, net in 2009 decreased by 23.5% to $909 thousand compared to $1,188 thousand in 2008. The decrease was primarily caused by the decrease in yields from investments in marketable securities. Thus, despite the effect of a relative strengthening of the US dollar against the New Israeli Shekel (a significant portion of our balance sheet assets and obligations are denominated in New Israeli Shekels), which creates a net financial income in US dollars from exchange rate differences, and an increase in funds available for investment, there was a decrease in financial income in 2009.

In 2010 we recorded current income tax expenses of $657 thousand and deferred income tax expenses of $156 thousand compared to current income tax expenses of $358 thousand and deferred income tax expenses of $19 thousand in 2009. In addition, in 2010 we recorded income tax benefit relating to former years (tax returns) of $12 thousand.

In 2009 we recorded current income tax expenses of $358 thousand and deferred income tax expenses of $19 thousand compared to current income tax expenses of $438 thousand and deferred income tax benefit of $314 thousand in 2008. In addition, in 2009 we recorded income tax benefit relating to former years (tax returns) of $72 thousand.

The net change in valuation allowance for the years ended December 31, 2008, 2009 and 2010 was an increase of $31 thousand, a decrease of $423 thousand, and a decrease of $17 thousand, respectively. In assessing the realizability of the deferred tax assets, our management has to consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and/or loss carry-forward become deductible. In making this assessment, our management has to consider the projected future taxable income as well as tax planning strategies.

For the year ended December 31, 2008, we recorded valuation allowance in the amount of its non-current deferred tax assets due to the uncertainty of their realization. In assessing the need for a valuation allowance, our management considered our historical levels of income, the fact that we had a single product line, short lead time of customer’s orders and flexible forecasting and expectation of future taxable income and ongoing tax planning strategies.

For the year ended December 31, 2009, our management re-evaluated the need for a valuation allowance, due to our cumulative profits in recent years and in particular completing profitable quarters in 2009 despite the major worldwide economic downturn which started at the end of 2008.  In light of the projections for future taxable income over the periods in which the deferred tax are deductible, our management believed that it is more likely than not that we would realize the benefits of these deductible differences. In making these projections we have considered our currently stable work environment related to our existing line of products, which enables us to present current positive operating income and net income. Additionally, we have considered our planned new line of products.

Accordingly, the Company reversed a major part of the valuation allowance and recorded an income tax benefit of $423 thousands in 2009. In 2010 the Company's view remained unchanged. As of December 31, 2010 all of the valuation allowance refers to loss carry-forward related to Silicom Connectivity Solutions, Inc., which is our U.S. subsidiary that files tax returns in the United States.

Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believes it is more likely than not that it will realize the benefits of these deductible differences, net of existing valuation allowance. The amount of the deferred tax asset considered realizable, however, could be reduced in the future if the estimations of future taxable income during the carryforward period are reduced.

In 2010 we recorded net income of $5,715 thousand compared to net income of $2,819 thousand in 2009, a 102.7% increase. This increase was mainly due to our higher sales in 2010.

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

Liquidity and Capital Resources

As of December 31, 2010, we had working capital of $33,708 thousand and our current ratio (current assets to current liabilities) was 6.78. Cash and cash equivalents as of December 31, 2010 decreased by $596 thousand to $6,657 thousand, compared to $7,253 thousand as of December 31, 2009. Short-term bank deposits increased by $1,956 thousand to $9,209 thousand, compared to $7,253 thousand as of December 31, 2009. Short-term marketable securities decreased by $2,263 thousand to $8,162 thousand and long-term marketable securities increased by $3,465 thousand to $21,773. The net increase of $2,562 thousand in these four balance sheet items in 2010 was mainly due to net cash provided by operating activities.

Trade receivables increased to $6,762 thousand as of December 31, 2010, compared to $5,172 thousand as of December 31, 2009, mainly due to the increase in sales in the fourth quarter of 2010, as compared to sales in the fourth quarter of 2009. Other receivables increased to $555 thousand as of December 31, 2010, compared to $371 thousand as of December 31, 2009.

Trade payables increased to $3,753 thousand as of December 31, 2010, compared to $2,261 thousand as of December 31, 2009, mainly due to the increase in inventory in the forth quarter of 2010.

Other payables and accrued liabilities decreased to $2,074 thousand as of December 31, 2010, compared to $2,138 thousand as of December 31, 2009.

Cash provided by operating activities in 2010 amounted to $3,236 thousand compared to $3,835 thousand in 2009. The cash provided by operating activities in 2010 was the result of our positive operating income.

Inventories increased to $8,140 thousand as of December 31, 2010, compared to $4,677 thousand as of December 31, 2009, mainly due to the fact that as our sales grow and customers demand receipt of products within a number of weeks following the issuance of purchase orders, we are required to be ready to deliver our products in accordance with our customers’ expectations.

Capital expenditures on property and equipment as of December 31, 2010 were $466 thousand, compared to $258 thousand as of December 31, 2009.

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

In May 2007, we conducted a private placement, pursuant to which we issued to certain “accredited investors” and “qualified institutional purchasers” 875,000 ordinary shares at a purchase price of $20.50 per share and warrants to purchase up to 218,750 ordinary shares at an exercise price of $28.25 per share. We issued to the placement agents warrants to purchase up to an aggregate of 10,937 ordinary shares on the same terms as the warrants issued to the investors. Net proceeds from the private placement were approximately $16.8 million, net of $1.2 million of issuance costs. The warrants issued to the investors and to the placement agents expired in July 2010. Prior to their expiration in July 2010, no such warrants were exercised into shares.

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

On April 8, 2010, we filed a patent application in the United States the "Server-Based Network Appliance", to protect our proprietary intellectual property with respect to SETAC products.

On November 15, 2010, we filed a provisional patent application in the United States, the "NIC with Ethernet-Managed Bypass", to protect our proprietary information with respect to Ethernet-managed network interface cards.

We cannot assure you that a patent will actually be issued or that the scope of any issued patent will adequately protect our intellectual property rights.

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. In each of the three fiscal years from 1999 to 2001, we received grants from the OCS for the development of systems and products. We have received from the OCS approximately 30% of certain research and development expenditures for particular projects. Under the terms of Israeli Government participation, a royalty of 2% or up to 5% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% or 150% of the grant is repaid. For projects approved after January 1, 1999, the amount of royalties payable is up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR. The terms of Israeli Government participation also place restrictions on the location of the manufacturing of products developed with government grants, which, in general, must be performed in Israel, and on the transfer to third parties of technologies developed through projects in which the government participates. See “Item 10. Additional Information - Taxation.” We received approximately 20% of certain research and development expenditures for a particular project in 2003 and approximately 30% of a particular project in 2004. We did not have any new grant programs with the OCS from 2005 to 2010. In August 2005, we received approval for a $54 thousand dollar grant from the Korea-Israel Industrial Research and Development Foundation, or Koril-RDF, in connection with the joint development of a certain product with a Korean company. Under the terms of this grant we are required to repay the amounts received at a rate of 2.5% per year of our gross sales of the product developed with the grant in each such year, until 100% of the grant (and any other sums received from Koril-RDF) are repaid. The annual payment for every year following the first sale of the product will not exceed certain percentages of the amounts received from Koril-RDF. As of January 2006 and to date, our research and development activities have been sponsored and funded by us, and we did not participate in any new encouragement programs or received any additional grants from the OCS or Koril- RDF.

We expect that we will continue to commit resources to research and development in the future. As of February 28, 2011, we employed 30 persons in research and development. In 2008, 2009 and 2010, our research and development expenses were $3,048, $2,716 and $3,280, respectively, constituting approximately 11.9%, 13.2% and 10.8%, respectively, of our sales. For additional information concerning commitments to pay royalties on sales of products developed from projects funded by the OCS, see Note 10A to our financial statements included elsewhere in this annual report and see “Item 10. Additional Information - Taxation.”

Trend Information

In late 2002, we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end server networking cards (Server Adapters). In today’s network-based environment, there is a growing demand for server-based systems. The markets for such systems are almost continuously growing. Furthermore, the security market is growing due to an increase in demand for security appliances, most of which are server based, and the WAN optimization market is growing due to an increase in demand for better WAN connection between branch offices and headquarters. These two markets are now the main markets in which our Server Adapters provide added value. We began investing in marketing and sales of this line to potential markets and customers during 2003 and received initial purchase orders from a number of sources. We continued to invest in the marketing of these products during 2004-2010. During 2004-2007, the number of purchase orders for these products significantly increased. In 2008 there was a slight decrease in purchase orders as compared with 2007, and in 2009 there was a further decrease in purchase orders as compared with 2008, which was mostly attributed to the generally lower demand for the products due to the global economic downturn. The sales cycles in the markets for our products are long, but once we establish a customer base, each such customer will represent an opportunity for sustained, long-term revenues. During the years 2002- 2009, our business was based in its entirety on this product line, which generated all of our revenues, and, during this period, we expected that this product line would continue to be our principal line of business in the coming years, specifically with respect to the 10Gbps cards, higher port density cards, bypass cards and intelligent and programmable cards.

In 2009, despite the impact of the major worldwide economic downturn as discussed above, we have continued to be profitable and completed four profitable quarters despite the year’s significant challenges. Furthermore, in the last two quarters of 2009, we have been able to restore a process of growth in our business, a trend which continued in 2010. In 2010, the number of purchase orders for our products significantly increased, and we reached our highest revenues to date. Many of our customers have renewed their purchases to their level of purchases prior to the economic crisis, and we made sales associated with new products and customers. In 2009 and 2010 we launched new products, such as our new product family, the patent-pending SETAC (Server To Appliance Converter), which received a positive reaction in the market, penetrated our existing customer base and facilitated cooperation with new customers including a significant cooperation at the end of 2010 with a pioneering developer and manufacturer of high-performance server platforms, and with a major vendor in the security industry, who will be incorporating SETAC products in their next-generation lines of security appliances to be launched in 2011, and a significant cooperation at the beginning of 2011 with a leading server manufacturer which will begin offering appliances integrating Silicom’s SETAC products with of a popular model of its standard servers. We believe that as products such as SETAC will further prove themselves in commercial deployments, the demand for such products  is expected to increase and, consequentially, may turn this product family into one of our growth drivers in future years.

However, although we expect our business and products to further develop in the coming years, there is no assurance that we will continue to generate significant sales in the areas in which we operate.

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

Tabular disclosure of contractual obligations

The following table shows our outstanding contractual obligations by category and by payments due as of December 31, 2010:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Leases	$784,000	$561,000	$223,000
Purchase Obligations	$5,782,000	$5,782,000
Total	$6,566,000	$6,343,000	$223,000

The Company’s total outstanding contingencies in respect of royalty-bearing participations received or accrued, net of royalties paid or accrued before interest, amounted to approximately $2,960 thousand as of December 31, 2010 ($2,960 thousand as of December 31, 2009), of which $2,782 thousand are attributable to sales of our legacy products and $178 thousand are attributable to sales of our new line of products.

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table and notes thereto set forth information regarding our officers, directors and senior management as of February 28, 2011.

Name	Age	Position with Company
Avi Eizenman	53	Active Chairman of the Board
Shaike Orbach	59	President, Chief Executive Officer, Director
Zohar Zisapel	62	Director
Einat Domb-Har	43	External Director
Ilan Erez	43	External Director
David Hendel	49	Vice-President Research and Development
Eran Gilad	43	Chief Financial Officer

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

Zohar Zisapel is a co-founder of the Company. He served as a Director from the Company's inception and until 2001.  Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., of which he served as CEO from January 1982 until January 1998 and has served as chairman since 1998.  Mr. Zisapel serves as chairman of three other public companies – Ceragon Networks Ltd. (Ticker Symbol CRNT), RADVision Ltd. (Ticker Symbol RVSN) and RADCOM Ltd. (Ticker Symbol RDCM) – and as chairman or director of several private companies belonging to the RAD Group. The Company has certain dealings with members of the Rad Group (see “Item 7. Major Shareholders and Related Party Transactions” below). Since July 2008, Mr. Zisapel has been a director of Amdocs Limited (Ticker Symbol DOX).  Mr. Zisapel received a B.Sc. and a M.Sc. in electrical engineering from the Technion, Israel Institute of Technology, and an M.B.A. from Tel Aviv University.

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

Ilan Erez has served as Chief Financial Officer of Cimatron Ltd. (Ticker Symbol CIMT) engaged in the design and sale of CAD/CAM software for the tool-making and discrete manufacturing industries, since July 2005.  From 1998 to 2005 Mr. Erez served as the Chief Financial Officer of the Company. He also served as VP Operations of the Company from May 2001 to 2005. From 1996 to 1998 Mr. Erez served as Controller and assistant to the Chief Executive Officer at Bio-Dar Ltd. From 1994 to 1996 Mr. Erez served as an auditor at Kesselman & Kesselman, a member of Price Waterhouse Coopers. Mr. Erez is a Certified Public Accountant in Israel and holds a B.A in Accounting and Economics from the Hebrew University and an LL.M. in Business Law from Bar-Ilan University.

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

Compensation

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2010 was $1,118 thousand. The aggregate amount accrued to provide for severance payments to all persons as a group who served in the capacity of director or executive officer as of the year ended December 31, 2010 was $946 thousand. The severance terms of the Company's Chief Executive Officer and Chairman of the Board, as approved by the audit committee, board of directors and shareholders of the Company, may entitle them, in certain circumstances, to additional payments. We did not pay cash compensation to Yehuda Zisapel and do not pay cash compensation to Zohar Zisapel for serving on our board of directors. We do pay cash compensation to Avi Eizenman who is an active Chairman of the Board, to Shaike Orbach, who is the President and Chief Executive Officer, and to Ms. Einat Domb-Har and Mr. Ilan Erez who are external directors and receive compensation in accordance with the regulations promulgated under the Israeli Companies Law-1999. All our officers work full time for us. Certain of the compensation previously paid to our directors was paid in the form of options under the Silicom Directors Share Incentive Option Plan (1994) and certain of such compensation is paid in the form of options under the Share Option Plan (2004) described below. The Directors Share Incentive Option Plan (1994) was adopted by the board of directors in August 1994, in order to grant options to members of the board of directors who served on the board of directors for at least three fiscal quarters. The Director Share Incentive Option Plan was administered by the board of directors, which designated the optionees, dates of grant and the exercise price of options. Under the Director Share Incentive Option Plan, 500,000 of our ordinary shares were reserved for issuance. The options granted under the Director Share Incentive Option Plan expire at the end of ten years from their date of grant and are non-assignable except by the laws of descent. The grantee is responsible for all personal tax consequences of the grant and the exercise thereof. We believe that we will bear no tax consequences in connection with such grant or exercise. The Director Share Incentive Option Plan was cancelled in July 2004 with respect to any share capital previously reserved and not yet allocated as well as any share capital that becomes unallocated from time to time as outstanding options expire or are forfeited. As of February 28, 2011, there are no outstanding options under the Director Share Incentive Plan (1994).

On October 24, 2000, the board of directors adopted the Silicom Ltd. US Share Option Plan (2000). This Plan is intended to constitute a means of providing additional incentive to officers, consultants and certain other present and future employees and directors of the Company and its subsidiaries. Pursuant to the Plan, the Company may grant both Incentive Stock Options (as such term is defined in Section 422 of the Internal Revenue Code of 1986, as amended; "ISOs") and Nonqualified Stock Options (“NSOs”), provided, however, that only our employees or employees of our subsidiaries can receive ISOs. The Plan is administered by the board of directors, which has full authority to grant options under the Plan. Under the terms of the Plan, up to a maximum of 200,000 of our ordinary shares are reserved for issuance, subject to certain adjustments. The exercise price of the options granted under the Plan shall be not less than 100 percent (or, in the case of a grant of ISO's to a holder of more than 10% of the Company's outstanding shares, 110 percent) of the fair market value (as defined in the Plan) of the ordinary shares subject to the option on the date the option is granted. The vesting period of the options is subject to the discretion of the Board. The term of ISOs shall not exceed 10 years from the date on which they are granted (or 5 years, in the case of optionees who hold more than 10% of our outstanding shares). In total, as of February 28, 2011, we have granted 22,600 options pursuant to the US Share Option Plan (2000) to employees of our US subsidiary – Silicom Connectivity Solutions, Inc., of which 11,300 were returned to the Company due to certain employees who left their positions not exercising their options and 2,500 expired without exercise due to the expiration of their term.

On December 30, 2004, our shareholders adopted our Share Option Plan (2004). Under the original terms of the Share Option Plan (2004) up to a maximum of 282,750 of our ordinary shares are reserved for issuance, subject to certain adjustments, upon the exercise of options granted to employees, directors, officers, consultants and service providers. In December 2007, the Board of Directors increased the number of our ordinary shares available for issuance under the Share Option Plan (2004) by 300,000. The Share Option Plan (2004) is administered by the board of directors, which designates the optionees, dates of grant, vesting periods and the exercise price of options. The options are non-assignable except by the laws of descent. Certain tax advantages apply to certain of our directors, officers and employees with respect to options granted to them under the Share Option Plan (2004). As of February 28, 2011, we have granted a total of  791,000 options under the Share Option Plan (2004), of which (i) 160,000 options were granted to Mr. Avi Eizenman, such that (a) 30,000 at an exercise price of $2.53 and at a termination date of December 30, 2014; (b) 40,000 expired in July 2008, (c) 40,000 at an exercise price of $3.82 and at a termination date of the earlier to occur of October 15, 2016 or the closing price of our shares falling below $1.91 and (d) 50,000 at an exercise price of $18.82 and at a termination date of the earlier to occur of December 21, 2018 or the closing price of our shares falling below $9.41, (ii) 30,000 options were granted to Mr. Yehuda Zisapel, at an exercise price of $2.53 and at a termination date of December 30, 2014, (iii) 160,000 options were granted to Mr. Shaike Orbach, such that (a)30,000 at an exercise price of $2.53 and at a termination date of December 30, 2014, (b) 40,000 expired in July 2008,(c) 40,000 at an exercise price of $3.82 and at a termination date of the earlier to occur of October 15, 2016 or the closing price of our shares falling below $1.91, and (d) 50,000 at an exercise price of $18.82 and at a termination date of the earlier to occur of December 21, 2018 or the closing price of our shares falling below $9.41 (iv) 30,000 options were granted to Ms. Einat Domb-Har at an exercise price of $2.53 and at a termination date of December 30, 2014 ; and (v) 30,000 options were granted to Mr. Ilan Kalmanovich, our former external director, at an exercise price of $2.53 and at a termination date of December 30, 2014. 20,500 of the options granted under the Share Option Plan (2004) were returned to the company due to certain employees who left their positions not exercising their options and 197,500 of the options granted under the Share Option Plan (2004) expired without exercise due to the expiration of their term.

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

Board Practices

Each of Yehuda Zisapel, Avi Eizenman and Shaike Orbach was elected to the board of directors most recently on April 14, 2010 to serve until the next Annual Shareholders' Meeting. Messrs. Yehuda Zisapel and Avi Eizenman are both Founders of the Company, and have served as Directors since our inception in 1987. On July 15, 2010, Yehuda Zisapel resigned from serving as director on the board of directors of the Company, and, on September 2, 2010, Zohar Zisapel was elected to the board of directors to serve until the next Annual Shareholders' Meeting. Mr. Zohar Zisapel is also a founder of the Company.  On June 30, 2004 Ms. Einat Domb-Har and Mr. Ilan Kalmanovich were elected to the board of directors of the Company to hold office as external directors for a period of three years in accordance with Section 245(a) of the Companies Law – 1999. On September 23, 2007, the appointments of each of Ms. Einat Domb-Har and Mr. Ilan Kalmanovich as external directors were extended for additional three-year terms. On July 1, 2010, the terms of service of Mr. Ilan Kalmanovich and Ms. Einat Domb-Har as external directors in the Company expired. On September 2, 2010, the appointment of Ms. Einat Domb-Har as external director was extended for an additional three-year term, and Mr. Ilan Erez was elected to hold office as external director for a period of three years.

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

On December 5, 2010, our board of directors has established a compensation committee, composed of at least two directors who shall initially be Mr. Zohar Zisapel, as chairman, and Mr. Avi Eizenman. The Committee does not have the authority to approve resolutions and take action in lieu of the board of directors, and its sole function is to recommend to the board of directors with respect to the following matters and any other matters as the board of directors shall decide from time to time:

•
goals and objectives relating to the compensation of the Chief Executive Officer and Active Chairman of the Board of Directors, evaluation of their performance in light of such goals and objectives and determination and approval of their compensation based on such evaluation;

•	compensation of other directors;
•	indemnification and insurance of directors and executive officers;
•	employee stock option plans; and
•	this committee's performance.

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

The initial term of an external director is three years and may be extended for additional terms of three years. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment, violate their duty of loyalty to the company or are found by a court to be unable to perform their duties on a full time basis. External directors may also be removed by an Israeli court if they are found guilty of bribery, fraud, administrative offenses in a company or use of inside information. Each committee of a company’s board of directors must include at least one external director. See “Item 10. Additional Information- Companies Law Amendment” below for a discussion of a recent amendment to the Israeli Companies Law-1999 which, once it enters into effect, may impact our company’s corporate governance practices as discussed herein.

An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law-1999 and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director. Ms. Einat Domb-Har and Mr. Ilan Kalmanovich were elected to the board of directors as external directors on June 30, 2004 and were subsequently re-elected on September 23, 2007. On September 2, 2010, Ms. Einat Domb-Har was re-elected and Mr. Ilan Erez was elected to the board of directors as external directors for a term of three years.

Audit Committee

The Israeli Companies Law-1999 requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of our business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including all the external directors of the company. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee. Currently, Ms. Einat Domb-Har, Mr. Ilan Erez and Mr. Zohar Zisapel serve as members of our audit committee. See “Item 10. Additional Information- Companies Law Amendment” below for a discussion of a recent amendment to the Israeli Companies Law-1999 which, once it enters into effect, may impact our company’s corporate governance practices as discussed herein.

As of December 31, 2010, pursuant to Companies Regulations (Instructions and Conditions to the Approval Procedures of Financial Statements) - 2010 ("Regulations for Approval of Financials"), our audit committee also serves as a special committee for the review of financial statements (the "Financial Statements Committee"). The function of the Financial Statements Committee is to review our financial statements and make recommendations on certain topics to the board of directors, as set forth in the Regulations for Approval of Financials. The board of directors, in turn, considers the recommendations of the Financial Statements Committee while it approves our financial statements.

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

Employees

The number of employees over the last three financial years is set forth in the table below.

As of December 31	2008	2009	2010
Total Employees	74	76	85
Marketing, Sales, Customer Services	11	10	10
Research & Development	23	25	30
Manufacturing	32	33	37
Corporate Operations and Administration	8	8	8

As of February 28, 2011, we had 85 employees, including 11 in marketing, sales and customer services, 30 in research and development, 36 in manufacturing, and 8 in corporate operations and administration. All such employees, except for 2 employees in the United States, are based in Israel. We consider our relations with our employees excellent and have never experienced a labor dispute, strike or work stoppage. None of our employees is represented by a labor union. We do not employ a significant number of temporary employees, but we do use temporary employees from time to time, as necessary.

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

Share Ownership

The following table sets forth, as of February 28, 2011, the number of Shares owned by officers, directors and senior management of the Company:

Name and Address	Number of Shares and Options Owned1	Percent of Outstanding Shares
Zohar Zisapel2	1,511,722	21.94%
Avi Eizenmann	237,022	3.42%
Shaike Orbach	*	*
Einat Domb Har	*	*
Ilan Kalmanovich	*	*
David Hendel	*	*
Eran Gilad	*	*
All directors and officers as a group	1,748,744	25.20%

* Denotes ownership of less than 1% of the outstanding shares.

1           The table above includes the number of shares and options that are exercisable within 60 days of February 28, 2011. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. To our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

2           Based on Schedule 13D/A filed on March 5, 2009.

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

Name of Shareholder	Number of Shares and Options Owned3	Percentage of Outstanding Shares	Any Significant Change in Past 3 Years
Zohar Zisapel4	1,511,722	21.94%	+837,999

3           The table above includes the number of shares and options that are exercisable within 60 days of February 28, 2011. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. To our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

4            Based on Schedule 13D/A filed on March 5, 2009.

As of February 28, 2011, there were approximately 13 record holders of ordinary shares, including approximately 10 record holders in the United States. Collectively, these 13 record holders held approximately 16% of the outstanding ordinary shares.

Related Party Transactions

Messrs. Yehuda and Zohar Zisapel are brothers and are our founders. On July 15, 2010 Mr. Yehuda Zisapel resigned from serving as director on our board of directors, and on September 2, 2010, Mr. Zohar Zisapel was elected to serve as a director on our board. Messrs. Yehuda and Zohar Zisapel are also founders, directors and principal shareholders of several other corporations within the “Rad Group”, as described in “Item 6. Directors, Senior Management and Employees”.

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

The Rad Group provides us with certain services, and is reimbursed by us for the costs of providing such services. During 2010, we purchased from the Rad Group internet services for an amount of up to $35,000, testing services for our products for an amount of up to $36,000 and car leasing services for an amount of up to $6,000. We also sub-lease office space in Paramus, New Jersey, for an amount of up to $10,000 (monthly rent payments of approximately $800) from Radcom Equipmet, Inc., an affiliated company of the Rad Group. We began to sub-lease this space in February 2004; the sub-lease was in effect until January 31, 2006 and was renewed for additional one-year periods through January 31, 2011. On January 31, 2011, we extended the sub-lease for an additional one-year period until January 31, 2,012.

During 2010, we sold external bypass switches and Server Adapters to members of the Rad Group for an amount of up to $290,000.

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

In January 2006 our board of directors approved a resolution under which sales to or purchases from any members of the Rad Group must meet certain criteria or be specifically approved by the audit committee, board of directors and shareholders, as applicable in accordance with Israeli law. These criteria included a stipulation that transactions between us and members of the Rad Group relate to standard equipment, services and products purchased or sold by us and the Rad Group, as applicable, and that such transactions occur within our ordinary course of business. The January 2006 resolution determined that transactions with members of the Rad Group must be entered into at least on market terms and at a value lower than 0.5% of our annual turnover per transaction and not more than 1% of our annual turnover in the aggregate for all such transactions in a financial year. Further, all future related party transactions and arrangements (or modifications of existing ones) with members of the Rad Group, transactions in which office holders of the Company have a personal interest, or transactions which raise issues of such office holders’ fiduciary duties, could require audit committee, board of directors and shareholder approval under the Israeli Companies Law-1999.

In January 2011, recognizing that sales to or purchases from the Rad Group may in the aggregate exceed 1% of our annual turnover in such year (without   constituting extraordinary transactions as defined in the Israeli Companies Law), our board of directors revised its January 2006 resolution in respect of related party transactions.

In its new resolution, on January 23, 2011, the board of directors approved sales to or purchases from the Rad Group, from time to time, of standard equipment, services and products, which are (i) within our ordinary course of business and (ii) at least at market terms and at a value lower than 0.5% of our annual turnover per transaction and 2.5% of our annual turnover for all such transactions in a financial year, aggregated together. Our management is required to examine on a quarterly basis whether transactions with the Rad Group comply with such criteria. Transactions which do not meet the criteria will require specific approvals in the applicable manner prescribed by Israeli law

Our board of directors further determined that our transactions with the Rad Group during 2010, which constituted 1.2% of our annual turnover, were (i) within our ordinary course of business; (ii) at least at market terms and at a value lower than 0.5% of our annual turnover per transaction and (iii) did not have any material effect on our profitability, assets or obligations.

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

See “Item 10. Additional Information- Companies Law Amendment” below for a discussion of a recent amendment to the Israeli Companies Law-1999 which, once it enters into effect, may impact our company’s corporate governance practices as discussed herein.

See also “Item 6. Directors and Senior Management – Compensation.”

Item 8. FINANCIAL INFORMATION

Our consolidated financial statements and other financial information are included herein on pages F-1 through F-37.

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

The table below sets forth the high and low reported sales prices in dollars of our ordinary shares, as reported by NASDAQ during the indicated periods:

PERIOD	HIGH	LOW
LAST 6 CALENDAR MONTHS
February 2011	21.85	16.79
January 2011	21.00	17.18
December 2010	19.54	15.75
November 2010	17.78	14.53
October 2010	16.50	13.61
September 2010	14.60	12.09
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
Fourth Quarter 2010	19.54	13.61
Third Quarter 2010	14.60	8.02
Second Quarter 2010	10.79	8.07
First Quarter 2010	11.49	8.50
Fourth Quarter 2009	10.20	7.47
Third Quarter 2009	9.55	6.22
Second Quarter 2009	8.00	6.07
First Quarter 2009	6.90	4.11
FIVE MOST RECENT FULL FINANCIAL YEARS
2010	19.54	8.02
2009	10.20	4.11
2008	16.75	2.87
2007	28.24	8.40
2006	12.46	3.75

On December 27, 2005, our shares commenced trading on the Tel Aviv Stock Exchange in Israel under the symbol “SILC” (in Hebrew letters). The following table sets forth, for the periods indicated, the high and low reported sales prices, in NIS, of the ordinary shares on the Tel Aviv Stock Exchange:

PERIOD	HIGH	LOW
LAST SIX CALENDAR MONTHS
February 2011	80.64	63.50
January 2011	75.50	63.02
December 2010	71.20	59.20
November 2010	63.85	52.52
October 2010	61.40	50.01
September 2010	54.97	44.76
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
Fourth Quarter 2010	71.20	50.01
Third Quarter 2010	54.97	30.31
Second Quarter 2010	40.14	31.81
First Quarter 2010	43.63	30.40
Fourth Quarter 2009	44.44	25.51
Third Quarter 2009	36.00	24.52
Second Quarter 2009	34.55	25.25
First Quarter 2009	30.00	16.20
FIVE MOST RECENT FULL FINANCIAL YEARS
2010	71.20	30.31
2009	44.44	16.20
2008	59.80	13.05
2007	111.70	36.31
2006	56.59	20.16

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

Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place, either within or without the State of Israel, determined by the board of directors, upon 21 days’ prior notice to our shareholders or 35 days’ prior notice to the extent required under the regulations to the Israeli Companies Law-1999 the “Companies Law”). In general, no business may be commenced at a general meeting until a quorum of two or more shareholders holding at least 33 1/3% of the voting rights is present in person or by proxy. Shareholders may vote in person or by proxy.

A simple majority is required to amend the articles of association of a company.

Pursuant to the Israeli Companies Law, resolutions regarding the following matters must be passed at a general meeting of shareholders:

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

The Israeli Companies Law-1999

We are subject to the provisions of the Israeli Companies Law, which became effective on February 1, 2000. The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder, as defined in the Israeli Companies Law, is a director, general manager, chief business manager, deputy general manager, vice general manager, executive Vice-President, Vice-President, another manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title. Each person listed in the table in “Item 6. Directors, Senior Management and Employees” above is an office holder. See “Item 10. Additional Information- Companies Law Amendment” below for a discussion of a recent amendment to the Israeli Companies Law which, once it enters into effect, may impact our company’s corporate governance practices as discussed herein.

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

Subject to certain exceptions provided for in the regulations to the Israeli Companies Law, agreements regarding directors’ terms of compensation require the approval of the audit committee, board of directors and the shareholders of the company. In all matters in which a director has a personal interest, including matters of his or her terms of compensation, he or she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered. However, if a majority of the audit committee or of the board of directors has a personal interest in the matter then:

•	all of the directors are permitted to vote on the matter and attend the meeting in which the matter is considered; and

•	the matter requires approval of the shareholders at a general meeting.

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

Private placements in a public company require approval by a company’s board of directors and shareholders in the following cases:

•	A private placement that meets all of the following conditions:

m
The private placement will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company's outstanding share capital.

m	20 percent or more of the voting rights in the company prior to such issuance are being offered.

m	All or part of the consideration for the offering is not cash or registered securities, or the private placement is not being offered at market terms.

•	A private placement which results in anyone becoming a controlling shareholder of the public company.

In addition, under the Companies Law, certain transactions or a series of transactions are considered to be one private placement.

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

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment of an office holder in the company is under a duty to act with fairness towards the company. The breach of such duty is governed by Israeli contract laws. The Israeli Companies Law does not describe the substance of this duty. The Israeli Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the audit committee, by the board of directors and by the general meeting of the shareholders. In general, the vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting. See “Item 10. Additional Information- Companies Law Amendment” below for a discussion of a recent amendment to the Israeli Companies Law which, once it enters into effect, may impact our company’s corporate governance practices as discussed herein.

Companies Law Amendment

Recently, the Israeli legislature, the Knesset, approved a new amendment to the Israeli Companies Law (the “Companies Law Amendment”) that will come into effect within the next few months. The main purpose of the Companies Law Amendment is to revise and enhance existing provisions governing corporate governance practices of Israeli companies.

The main revisions contemplated under the Companies Law Amendment are, among others, as follows:

•
Audit Committee. A majority of the Audit Committee must be comprised of “independent directors” (which is defined as directors with the qualifications of External Directors that did not serve as directors in the company for over 9 years); any person regularly engaged by or rendering services to a controlling shareholder may not serve on the Audit Committee; the Audit Committee is authorized to classify a transaction as extraordinary or significant.

•
External Directors.The initial three-year term of service of External Directors can be extended, at the election of the company subject to certain conditions, by two additional three-year terms; External Directors will be elected by a majority vote at a shareholders’ meeting, provided that either the majority of shares voted at the meeting, including at least one- half (instead of one-third, as under the current law) of the shares held by non-controlling shareholders voted at the meeting, vote in favor; or the total number of shares held by non-controlling shareholders voted against does not exceed two percent (instead of one percent, as under current law) of the aggregate voting rights in the company.

•
Extraordinary Transactions. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation of a controlling shareholder, require shareholders’ approval that shall either include at least one- half (instead of one-third, as under current law) of the shares held by disinterested shareholders participating in the vote, or, alternatively, the total shareholdings of disinterested shareholders voting against the transaction must not represent more than two percent (instead of one percent, as under current law) of the voting rights; agreements relating to engagement or provision of services for a period exceeding three years, must generally be approved once every three years.

•
Code of Corporate Conduct. A code of recommended corporate governance practices has been attached to the Companies Law Amendment; we are currently determining the applicability of such code to our company.

•	Fines.The Israeli Securities Authority shall be authorized to impose fines on any person or company performing an action specifically designated as a breach under the Companies Law Amendment.

Although we expect to be in compliance with the Companies Law, there is no assurance that we will not be required to adjust our current corporate governance practices, as discussed in this annual report, pursuant to the provisions of this amendment.

The Israeli Securities Law- 1968 and the Securities Law Amendment

On February 27, 2011, an amendment to the Israeli Securities Law- 1968 (the “Israeli Securities Law”) came into effect (the “Securities Law Amendment”), which applies to Israeli public companies, including companies the securities of which are also listed on NASDAQ Global Market. The main purpose of the Securities Law Amendment is creating an administrative enforcement procedure to be used by the Israeli Securities Authority ("ISA") to enhance the efficacy of enforcement in the securities market in Israel. The new administrative enforcement procedure may be applied to any company or person (including director, officer or shareholder of a company) performing any of the actions specifically designated as breaches of law under the Securities Law Amendment.

Furthermore, the Securities Law Amendment requires that the chief executive officer of a company supervise and take all reasonable measures to prevent the company or any of its employees from breaching the Israeli Securities Law. The chief executive officers is presumed to have fulfilled such supervisory duty if the company adopts internal enforcement procedures designed to prevent such breaches, appoints a representative to supervise the implementation of such procedures and takes measures to correct the breach and prevent its reoccurrence.

Under the Securities Law Amendment, a company cannot obtain insurance against or indemnify a third party (including its officers and/or employees) for any administrative procedure and/or monetary fine (other than for payment of damages to an injured party).  The Securities Law Amendment permits insurance and/or indemnification for expenses related to an administrative procedure, such as reasonable legal fees, provided that it is permitted under the company's articles of association.

We are currently examining the implications of the Securities Law Amendment; however, its effect and consequences, as well as our scope of exposure, are yet to be determined in practice. There is no assurance that we will not be required to take certain actions in order to enhance our compliance with the provisions of the Amendment, such as adopting and implementing an internal enforcement plan to reduce our exposure to potential breaches of the Israeli Securities Law, or amending our articles of association to permit insurance and/or indemnification as contemplated by this amendment.

NASD Marketplace Rules and Home Country Practices

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 4350(a)(1) of the NASD Marketplace Rules, we follow the provisions of the Israeli Companies Law – 1999, rather than the requirements of Rule 4350 of the Market Place Rules with respect to the following requirements:

•
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

•
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

•
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

•
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

•
Approval of Related Party Transactions – All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Israeli Companies Law-1999.

•	Shareholder Approval – We seek shareholder approval for all corporate action requiring such approval, in accordance with the requirements of the Israeli Companies Law – 1999.

See “Item 10. Additional Information- Companies Law Amendment” above for a discussion of a recent amendment to the Israeli Companies Law which, once it enters into effect, may impact our company’s corporate governance practices as discussed herein.

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

General Corporate Tax

Israeli companies are subject to corporate tax at the rate of 25% in the 2010 tax year and 24% in the 2011 tax year. The corporate tax rate has been scheduled to further decline in the amendment to the Income Tax Ordinance (Amendment No. 171 dated July 23, 2009) to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less.

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

An amendment to the Investment Law which came into effect as of April 1, 2005 (the "First Amendment”) has significantly changed the provisions of the Investment Law. The First Amendment determined criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the income of an Approved Enterprise will be derived from exports. Additionally, as explained below, the First Amendment sets forth major changes in the manner in which tax benefits were awarded under the Investment Law whereby companies were no longer require Investment Center approval (and Approved Enterprise status) in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Therefore the tax benefits granted to our Approved Enterprises under the Investment Law will generally not be subject to the provisions of the First Amendment. Many of the requirements under the Investment Law following the First Amendment were amended again in a second amendment to the Investment Law (the “Second Amendment”), as will be described below.

Tax Benefits Prior to the First Amendment

In general, taxable income of a company derived from an Approved Enterprise was subject to tax exemption and/or reduced corporate tax than the rates stated above (this will also apply to Approved Enterprises approved after the First Amendment, as explained below). The reduced corporate tax rate applies for a period of time termed the “benefit period”. The benefit period was a period of seven years commencing with the year in which the Approved Enterprise first generates taxable income. In any event, the benefit period was limited to 12 years from the commencement of production or operation, or 14 years from the year in which the approval was received, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may have been extended to a maximum of ten years from the commencement of the benefit period. In the event that a company was operating under more than one approval or that only part of its capital investments were approved (a “Mixed Enterprise”), its effective corporate tax rate was the result of a weighted combination of the various applicable rates.

A company which qualifies as a “Foreign Investors’ Company” was entitled to an extended benefit period and to further reductions in the tax rate normally applicable to Approved Enterprises. Subject to certain conditions, a “Foreign Investors’ Company” was defined as a company which has more than 25% of its combined shareholders’ investment in share capital (in terms of rights to profits, voting and the appointment of directors) and in long term shareholders’ loans, as defined in the Investment Law, made by persons who are not residents of Israel. The percentage owned by nonresidents of Israel for any tax year will be determined by the lowest percentage in any of the above rights held by nonresidents during that year. Foreign Investors’ Company paid Company Tax at reduced rates for an extended ten-year (rather than the otherwise applicable seven-year) period as detailed below:
Level of Foreign Investment	Company Tax Rate	Benefit period (years)
Over 0% but less than 25%	25%	7
Over 25% but less than 49%	25%	10
49% or more but less than 74%	20%	10
74% or more but less than 90%	15%	10
90% or more	10%	10

There can be no assurance that the above-mentioned shareholding proportion will be reached for each subsequent year.

Prior to the First Amendment, a company owning an Approved Enterprise approved after April 1, 1986 (or prior thereto provided no government grants or loans had previously been granted regarding such enterprise) was entitled to elect (as we have) to forego certain Government grants extended to Approved Enterprises in return for an “alternative route” of tax benefits (the “Alternative Route”). Under the Alternative Route, a company’s undistributed income derived from an Approved Enterprise was exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Approved Enterprise within Israel, and such company was eligible for the reduced tax rates under the Investment Law for the remainder of the benefit period as mentioned above.

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

A company that elected the Alternative Route prior to the First Amendment and that subsequently paid a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to Company Tax in the year the dividend is distributed in respect of the amount distributed (including the corporate tax thereon), at the rate that would have been applicable had the company not elected the Alternative Route (10%-25%, depending on the level of foreign investment in the company, as explained above). In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15%), if the dividend is distributed during the tax exemption period or within a specified period thereafter (in the event, however, that the company qualified as a Foreign Investors' Company, there was no such time limitation).

Subject to certain provisions concerning income subject to the Alternative Route, all dividends are considered to be attributable to the entire enterprise and the effective tax rate is the result of a weighted combination of the various applicable tax rates. Under the Investment Law, a company that has elected the alternative package of benefits was not required to distribute exempt retained profits, and may generally decide from which year’s profits to declare dividends.

The Investment Law also provided that an Approved Enterprise was entitled to accelerated depreciation on its property and equipment that were included in an approved investment program. We have not utilized this benefit.

Grants and certain other incentives received by a company in accordance with the Investment Law remained subject to final ratification by the Israel Investment Center and final determination by the Israel Tax Authority. Such ratification and determination were conditional upon fulfillment of all of the terms of the approved program.

Tax Benefits under the First Amendment

As a result of the First Amendment, a company was no longer required to acquire Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Route and therefore such companies did not need to apply to the Investment Center for this purpose. However, the Investment Center continued granting Approved Enterprise status to companies seeking Governmental grants. A company could have claimed the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the First Amendment (a “Benefited Enterprise”). Companies were also entitled to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the First Amendment. The First Amendment included provisions intended to ensure that a company will not enjoy both government grants and tax benefits for the same investment program.

Tax benefits were available under the First Amendment to production facilities and other eligible facilities, which were generally required to derive more than 25% of their business income from exports. In order to receive the tax benefits, the First Amendment stated that the company must make an investment in the Benefited Enterprise exceeding a minimum amount specified in the Investment Law. Such investment could have been made over a period of no more than three years, such period concluding at the end of the year in which the company requested to have the tax benefits apply to its Benefited Enterprise (the “Year of Election”). Where the company requested to have the tax benefits apply to an expansion of existing facilities, only the expansion was considered a Benefited Enterprise and the company’s effective tax rate was the result of a weighted combination of the applicable rates. In the case of an expansion of existing facilities, the minimum investment required in order to qualify as a Benefited Enterprise was determined as a certain percentage of the company’s production assets before the expansion and in any case was not less than NIS 300,000.

The tax benefits which were available under the First Amendment to qualifying income of a Benefited Enterprise were determined by the geographic location of the Benefited Enterprise in Israel. The Investment Law divides the country into three zones – A, B and C, so that a Benefited Enterprise operating in Zone A (which generally includes areas remote from the center of Israel) received the greatest benefits and Benefited Enterprises in Zone C received the least benefits.

The First Amendment provided that a company producing income from a Benefited Enterprise in Zone A could have elected either that (i) the undistributed income derived from the Benefited Enterprise will be fully tax exempt for the entire benefit period described below (“tax exemption”), in which case the ordinary provisions described below concerning the taxation of the company and shareholder for distribution of dividends will apply; or (ii) that the income from its Benefited Enterprise will be subject to corporate tax at a rate of a 11.5%, in which case dividends paid out of such income to a foreign resident will be taxed at a rate of 4% and to an Israeli resident will be taxed at a rate of 15%, and the company will not be subject to additional tax upon dividend distribution. Further benefits were available in the event of certain large investments by multinational companies. Benefited Enterprises located in Zones B and C was exempt from tax for six and two years, respectively, and subject to tax at a rate of 10%-25% for the remainder of the benefit period, depending on the extent of foreign investment in the Company, as described above.

Dividends paid out of income derived by a Benefited Enterprise, or out of dividends received from a company whose income was derived from a Benefited Enterprise, were generally subject to withholding tax at the rate of 15% or less under certain anti double-taxation treaties, such tax being deductible at source. The reduced withholding tax rate of 15% was limited to dividends and distributions out of income derived during the benefit period and actually paid at any time up to 12 years thereafter. A company qualified for tax benefits under the First Amendment which paid a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend. The rate of the tax was the rate which would have been applicable had the company not been tax exempt. Such tax rate was lower in the case of a qualified “Foreign Investors’ Company”.

The period for which tax benefits were available under the First Amendment was also determined by the geographical location of the Benefited Enterprise in Israel. The benefit period for Benefited Enterprises in Zone A ended on the earlier of (i) a period of ten years from the tax year in which the company first derived taxable income from the Benefited Enterprise (the “Commencement Year”); or (ii) twelve years (or in certain cases fourteen years) from the first day of the Year of Election. The benefit period for Benefited Enterprises in Zones B and C was extended until the earlier of (i) seven years from the Commencement Year or (ii) 12 years from the first day of the Year of Election. This period could have been extended for Benefited Enterprises owned by a “Foreign Investors’ Company” during all or part of the benefit period.

Additionally, the First Amendment sets forth a minimal amount of foreign investment required for a company to be regarded a Foreign Investors’ Company.

We have selected the 2004 tax year, the 2006 tax year and the 2009 tax year to be our Year of Election, from which the period of benefits under the Investment Law commenced.

There can be no assurance that we will attain approval for additional tax benefits under the Amendment, or receive approval for Approved Enterprises in the future.

The Second Amendment to the Investment Law

Recently the Israeli legislature, the Knesset, approved significant changes to the Investment Law, which revamped the tax incentive regime in Israel and are effective as of January 1, 2011. The main changes enacted under the Second Amendment are, inter alia, as follows:

•
Replacement of all future tax incentives under the existing law as amended by the First Amendment; as a result, commencing 2011, industrial companies that meet the conditions set out by the Second Amendment will no longer be entitled to the existing tax incentives provided under the First Amendment, such as the exemption from tax on undistributed profits and a reduced tax rate thereafter but rather to the tax incentives under the Second Amendment.

•	Under the transition provisions, any tax benefits obtained prior to 2011 shall continue to apply until expired, unless the company elects to apply the provisions of the Second Amendment to its income.
•
The Second Amendment provides that industrial companies meeting the criteria set out by the Investment Law will be eligible for flat tax rates of 10% or 15% for the years 2011 through 2012, 7% or 12.5% for years 2013 through 2014 and 6% or 12% for years 2015 onwards, with the actual tax rates determined by the location of the enterprise. Under the Second Amendment, the tax incentives offered by the Investment Law are no longer dependant neither on minimum qualified investments nor on foreign ownership.

•
The Second Amendment allows a company to enjoy both government grants and tax benefits concurrently. Governmental grants will not necessarily be dependent on the extent of enterprise’s investment in assets and/or equipment. Commencing 2011, the approval of “Preferred Enterprise” status by either the Israeli Tax Authorities or the Investment Center will be accepted by the other. Therefore a Preferred Enterprise will be eligible to receive both tax incentives and government grants, under certain conditions.

Chapter B1 of the Investment Law determines that the “Preferred Income” of a “Preferred Enterprise” will be subject to corporate income tax rate of 10% if located in a preferred zone or 15% if not located in a preferred zone in years 2011-2012, a rate of 7% or 12.5%, for years 2013-2014 and a rate of 6% or 12% from 2015 and onwards.

 “Preferred Income” is defined by the Second Amendment as income from the sale of products of the Preferred Enterprise (including components that were produced by other enterprises); income from the sale of semiconductors by other non related enterprises which use the Preferred Enterprise’s self-developed know-how; income for providing a right to use the Preferred Enterprise’s know how or software; royalties from the use of the know-how or software which was confirmed by the Head of Investment Center to be related to the production activity of the Preferred Enterprise and services with respect to the aforementioned sales. In addition, the definition of “Preferred Income” also includes income from the provision of industrial R&D services to foreign residents to the extent that the services were approved by the Head of Research for the Industrial Development and Administration.

A “Preferred Enterprise” is defined under the Second Amendment as an Industrial Enterprise (including, inter alia, an enterprise which develops software, an enterprise which provides approved R&D services to foreign residents and an enterprise which the Chief Scientist confirmed is carrying out R&D in the field of alternative energy), which generally more than 25% of its business income is from export. As mentioned above, the new tax incentives no longer depend on minimum qualified investments nor on foreign ownership.

Chapter B2 of the Investment Law determines the conditions and limitations applying to the tax benefits offered to a “Special Preferred Enterprise”. Chapter B2 determines that a “Special Preferred Enterprise” will be able to enjoy corporate income tax rate in a rate of 5% if located in a preferred zone and 8% if not located in a preferred zone.

A “Special Preferred Enterprise” is defined following the Second Amendment as a Preferred Enterprise which meets one of the following conditions: (a) its Preferred Income is equal to or exceeds NIS 1.5 billion; (b) the total income of the company which owns the Preferred Enterprise or which operates in the same field of the Preferred Enterprise and which consolidates in its financial reports the company that owns the Preferred Enterprise equals or exceeds NIS 20 billions; or (c) its business plan was approved by the authorities as significantly benefitting the Israeli economy, either by an investment of at least NIS 400 - 800 million in assets; 100 -150 million NIS in R&D or the employment of at least 250 to 500 new employees, for preferred zones and regular zones, respectively.

With respect to the distribution of dividends, the Investment Law provides that distribution of dividends out of earnings that are subject to the new tax incentives is subject to a 15% withholding tax. Nevertheless, under the transition rules, dividend distributed by companies that elected to convert to the new law until 30 June 2015 (in respect to their existing programs) will not be subject to tax provided that: (a) the distribution is of nonexempt earnings derived by the company under the previous law; and (b) the distribution is made to an Israeli company.

The Company is currently examining the implications of the Second Amendment to the Investment Law. There can be no assurance that we will comply with the conditions of the Investment Law in the future or that we will be entitled to any additional benefits under the amended Investment Law under the First Amendment and/or the Second Amendment and whether the influence of the expected changes will be beneficial to the Company or not.

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

The Research Law also provides that know-how from the research and development, which is used to produce the product, may not be transferred to Israeli third parties without the approval of the Research Committee. Until 2005, the Research Law stated that such know-how may not be transferred to non-Israeli third parties at all. An amendment to the Research Law has set forth certain exceptions to this rule; however, the practical implications of such exceptions are quite limited. The Research Law has stressed, that it is not just transfer of know-how that is prohibited, but also transfer of any rights in such know-how. Such restriction does not apply to exports from Israel of final products developed with such technologies. Approval of the transfer may be granted only if the transferee undertakes to abide by all of the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties. There can be no assurance that such consent, if requested, will be granted or, if granted, that such consent will be on reasonable commercial terms.

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

Tax Assessment

The Company and its subsidiary file income tax returns in Israel and in the US. The Israeli tax returns of the Company are open to examination by the Israeli tax authorities for the tax years beginning in 2007. The US tax returns of the US subsidiary are open to examination by the US tax authorities for tax years beginning in 2006.

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

Interest Rate Risk

As of December 31, 2010, our investment portfolio consisted of approximately $29.9 million invested in corporate debt securities and securities of US government agencies. These securities are classified as "held to maturity".  The majority of the Company's investments (approximately 92%) are in fixed-rate instruments, while a small portion of its investments (approximately 8%) are in variable-rate instruments. Therefore, the Company's exposure to interest rate risk from variable-rate instruments is very limited and not material to the Company. In addition, since the securities are "held to maturity", any changes in fair value of the Company's instruments due to fluctuations in the interest rates, that are not classified as OTTI, do not affect the Company's profit or loss.

For quantitative information on the Company's marketable securities, please see Note 4 to our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2010 we did not have any short or long term interest bearing loans or debts, hence with respect to the Company's business operations, we do not have any exposure to interest rate risk.

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

As of December 31, 2010 we had accounts receivable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $1,063,993. Market risk was estimated as the potential decrease in balance resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the balance of our accounts receivable would decrease by $96,727. As of December 31, 2010 we had accounts payable in New Israeli Shekels (NIS) or linked thereto in the amount of $4,925,608. Market risk was estimated as the potential increase in balance resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such decrease in the Dollar exchange rate, the balance of our accounts payable would increase by $547,290.

In 2010 there was a decrease of 5.99% in the Dollar exchange rate which resulted in an aggregate increase in the fair value of our assets of $227,980 and an aggregate increase in the fair value of our liabilities of $381,587.

Since the majority of our revenues are denominated and paid in U.S. dollars, we believe that fluctuations in the U.S. dollar exchange rate do not have a significant effect on our accounts receivable. Inflation in Israel and the Israeli currency as well as U.S. dollar exchange rate fluctuations may have only a limited effect on our accounts payable, as described above.

The Company’s operating expenses may be affected by fluctuations in the value of the U.S dollar as it relates to the NIS. By way of example, a hypothetical 10% weakening in the value of the dollar relative to the currencies in which the Company’s operating expenses are denominated in 2010 would have resulted in an increase in operating expenses of approximately $750 thousand for the year ended December 31, 2010.

As of December 31, 2010 our investment portfolio consisted only of investments in US dollars and is therefore not subject to any exposure to foreign currency exchange risk.

As of December 31, 2010, we were not engaged in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations.

Credit Risk

Our investment portfolio includes held to maturity marketable securities. These securities include investments issued by highly rated corporations or investments issued by agencies of governments. As of December 31, 2010, the rating of the securities in our portfolio was at least A. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations), which were exacerbated by the recent turmoil that has affected the financial markets and the global economy and caused credit issues for a number of reputable financial institutions. Any changes in fair value of the Company's investment securities due to credit risk do not affect the Company's profit or loss unless there is other-than-temporary impairment (OTTI) (referred to in ASC 320-10 (formally known as FSP FAS 115-2) and ASC 958-320 (formally known as FAS 124-2).

As of December 31, 2010, we were not required to adjust the carrying value of our investment securities since there were no other-than-temporary impairments.

Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II.

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES.

Not Applicable.

Item 15T. CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of December 31, 2010, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that the information required in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed our internal control over financial reporting as of December 31, 2010, the end of our fiscal year. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control — Integrated Framework."

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2010 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. We reviewed the results of management’s assessment with the Audit Committee of our Board of Directors.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding the effectiveness of the Company’s internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm. The Dodd–Frank Wall Street Reform and Consumer Protection Act that was signed into law on July 21, 2010, provides, among other things, an exemption to issuers that are neither ‘accelerated filers’, nor ‘large accelerated filer’ (as defined in Rule 12b–2 of the Securities Exchange Act), from the requirement to include auditor attestation on the effectives of its internal controls over financial reporting, thus permitting us to provide only management's report in this annual report.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2010 and 2009, audit-related services and tax services rendered by Somekh Chaikin, a member firm of KPMG International.

	2009	2010
Audit Fees(1)	$95,000	$95,000
Audit-Related Fees(2)	-	$5,000
Tax Fees(3)	$5,000	$5,000
Other Tax-Related Fees(4)	$11,000	$11,000

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

•
We are not required to distribute annual and quarterly reports directly to shareholders, but we do make our audited financial statements available to our shareholders prior to our annual general meeting and file our quarterly and annual financial results with the Securities Exchange Commission on Form 6-K.

•
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

•
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

•
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

•
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

•
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

See “Item 10. Additional Information- Companies Law Amendment” above for a discussion of a recent amendment to the Israeli Companies Law-1999 which, once it enters into effect, may impact our company’s corporate governance practices as discussed herein.

PART III.

Item 17.  FINANCIAL STATEMENTS

Not Applicable

Item 18.  FINANCIAL STATEMENTS

See pages F-1 to F-37.

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
Shaike Orbach
Chief Executive Officer

March 16, 2011

Silicom Ltd.

and its Subsidiary

Consolidated
Financial Statements

As of and for the year ended
December 31, 2010

Silicom Ltd. and its Subsidiary

Consolidated Financial Statements as of December 31, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Silicom Ltd.:

We have audited the accompanying consolidated balance sheets of Silicom Ltd and its subsidiary (the “Company”) as of December 31, 2010 and 2009 and the related consolidated statements of Operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiary as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
March 16, 2011

Silicom Ltd. and its Subsidiary

Consolidated Balance Sheets as of December 31

		2009	2010
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	3	7,253	6,657
Short-term bank deposits	2E	7,253	9,209
Marketable securities	4	10,425	8,162
Accounts receivable:
Trade, net	2G	5,172	6,762
Other	5	371	555
Inventories	6	4,677	8,140
Deferred tax assets	14H	233	50

Total current assets		35,384	39,535

Marketable securities	4	18,308	21,773

Assets held for employees’ severance benefits	9	1,105	1,302

Deferred tax assets	14H	192	219

Property, plant and equipment, net	7	602	650

Total assets		55,591	63,479

Avi Eizenman	Shaike Orbach	Eran Gilad
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Kfar-Saba, Israel
March 16, 2011

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiary

Consolidated Balance Sheets as of December 31 (Continued)

		2009	2010
	Note	US$ thousands	US$ thousands

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable		2,261	3,753
Other accounts payable and accrued expenses	8	2,138	2,074

Total current liabilities		4,399	5,827

Long-term liability
Liability for employees’ severance benefits	9	1,967	2,222

Total liabilities		6,366	8,049

Commitments and contingencies	10

Shareholders’ equity	11
Ordinary shares, NIS 0.01 par value; 10,000,000 shares
authorized; 6,824,284 and 6,894,659 issued as at
December 31, 2009 and 2010, respectively;
6,809,313 and 6,879,688 outstanding as at
December 31, 2009 and 2010, respectively		20	20
Additional paid-in capital		34,154	34,644
Treasury shares (at cost) - 14,971 ordinary shares as at
December 31, 2009 and 2010		(38)	(38)
Retained earnings		15,089	20,804

Total shareholders' equity		49,225	55,430

Total liabilities and shareholders’ equity		55,591	63,479

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiary

Consolidated Statements of Operations for the Year Ended December 31

		2008	2009	2010
		US$ thousands
	Note	Except for share and per share data

Sales	12	25,554	20,526	30,399
Cost of sales		15,405	12,461	17,490

Gross profit		10,149	8,065	12,909

Operating expenses
Research and development		3,048	2,716	3,280
Sales and marketing		2,093	1,821	2,207
General and administrative		1,427	1,313	1,523

Total operating expenses		6,568	5,850	7,010

Operating income		3,581	2,215	5,899
Financial income, net	13	1,188	909	617

Income before income taxes		4,769	3,124	6,516

Income taxes	14	124	305	801

Net income		4,645	2,819	5,715

Income per share:
Basic income per ordinary share (US$)	2S	0.695	0.420	0.838

Diluted income per ordinary share (US$)		0.685	0.412	0.824

Weighted average number of ordinary
shares used to compute basic income
per share (in thousands)		6,685	6,720	6,821

Weighted average number of ordinary
shares used to compute diluted income
per share (in thousands)		6,780	6,843	6,938

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiary

Consolidated Statements of Changes in Shareholders' Equity

			Additional			Total
			paid-in	Treasury	Retained	shareholders’
	Ordinary shares		capital	shares	earnings	Equity
	Number
	of shares(1)	US$ thousands

Balance at
January 1, 2008	6,570,876	20	31,727	(38)	7,625	39,334

Exercise of options	14,700	*-	38	-	-	38
Exercise of warrants	108,487	*-	983	-	-	983
Share-based compensation	-	-	334	-	-	334
Net income	-	-	-	-	4,645	4,645

Balance at
December 31, 2008	6,694,063	20	33,082	(38)	12,270	45,334

Exercise of options	115,250	*-	633	-	-	633
Share-based compensation	-	-	439	-	-	439
Net income	-	-	-	-	2,819	2,819

Balance at
December 31, 2009	6,809,313	20	34,154	(38)	15,089	49,225

Exercise of options	70,375	*-	259	-	-	259
Share-based compensation	-	-	231	-	-	231
Net income	-	-	-	-	5,715	5,715

Balance at
December 31, 2010	6,879,688	20	34,644	(38)	20,804	55,430

(1) Net of 14,971 shares held by the subsidiary

* Less than 1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiary

Consolidated Statements of Cash Flows for the Year Ended December 31

	2008	2009	2010
	US$ thousands

Cash flows from operating activities
Net income	4,645	2,819	5,715

Adjustments required to reconcile net income to
net cash provided by operating activities:
Depreciation	450	437	416
Write-off of other assets	39	-	-
Write-down of obsolete inventory	915	860	780
Liability for employees’ severance benefits, net	195	23	58
Expense (income) from marketable securities	(96)	169	467
Share-based compensation expense	334	439	231
Deferred taxes	(314)	19	156
Capital loss (gain)	(10)	14	2
Changes in assets and liabilities:
Accounts receivable – trade	1,696	(323)	(1,590)
Accounts receivable - other	(15)	(18)	(184)
Inventories	(2,106)	(268)	(4,243)
Trade accounts payable	(316)	(420)	1,492
Other accounts payable and accrued expenses	339	84	(64)
Net cash provided by operating activities	5,756	3,835	3,236

Cash flows from investing activities
Short term bank deposits	-	(7,253)	(1,956)
Purchases of property, plant and equipment	(574)	(258)	(466)
Proceeds from sale of property, plant and equipment	14	-	-
Proceeds from maturity of marketable securities	6,500	10,300	11,303
Purchases of marketable securities	(12,308)	(14,572)	(12,972)
Net cash used in investing activities	(6,368)	(11,783)	(4,091)

Cash flows from financing activities

Exercise of options and warrants	964	633	259
Net cash provided by financing activities	964	633	259

Increase (decrease) in cash and cash equivalents	352	(7,315)	(596)

Cash and cash equivalents at beginning of year	14,216	14,568	7,253
Cash and cash equivalents at end of year	14,568	7,253	6,657

Supplementary cash flow information
Cash paid during the year for:
Income taxes	76	606	1,148

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

Note 2 – Summary of significant Accounting Policies

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

Note 2 - Summary of significant Accounting Policies (cont’d)

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

E.            Short-term bank deposits

Short term bank deposits consist of bank deposits with maturities of more than three months and up to twelve months.

As of December 31, 2010 the company's short-term bank deposits consist of bank deposits primarily in US$ and NIS, that bear fixed annual interest of 0.96%-2.1%. These short-term bank deposits are held with a major Israeli Bank, and with its US located branch, and their use and withdrawal are not subject to any restrictions.

F.            Marketable securities

Investment securities at December 31, 2010 consist of corporate debt and Government debt and investment securities at December 31, 2009 consist of corporate debt.

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

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

F.            Marketable securities (cont'd)

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

G.           Provision for doubtful accounts receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the Consolidated Statements of Cash Flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and its customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns.

As of December 31, 2009 and 2010, the provision for doubtful accounts receivable amounted to US$ 20 thousand.

H.           Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the "average-cost" method.

The Company writes down obsolete or slow moving inventory to its market value, on a quarterly basis.

I.             Assets held for employees’ severance benefits

Assets held for employees’ severance benefits represent contributions to severance pay funds and cash surrender value of life insurance policies. The assets are recorded at their current cash redemption value.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

J.            Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful life of the assets at the following annual rates:

%

Machinery and equipment	20 - 33
Office furniture and equipment	6 - 20
Leasehold improvements	*

*	Leasehold improvements are amortized straight-line over the lease term or estimated useful life of the assets.

K.           Long lived assets

In accordance with Impairment or Disposal of Long-Lived Assets Subsections of FASB ASC Subtopic 360-10, Property, Plant, and Equipment - Overall (formally known as FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”) long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or an asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value.

L.            Revenue recognition

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

Note 2 - Summary of significant Accounting Policies (cont’d)

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

Q.           Income taxes

Deferred taxes are accounted for under the asset and liability method based on the estimated future tax effects of temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date.  The Company provides a valuation allowance to reduce deferred tax assets to the extent it believes it is more likely than not that such benefits will not be realized. Deferred taxed and liabilities are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences where appropriate.

Beginning with the adoption of ASC 740-10, “Accounting for Uncertainty in Income Taxes” ("ASC 740-10") as of January 1, 2007 the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

R.           Share-based compensation

The Company recognizes compensation expense based on estimated grant date fair value in accordance with ASC Topic 718, Compensation -Stock Compensation as follows:

For share-based awards granted after January 1, 2008, include features that are not supported by the Black and Scholes valuation model, such as expiration date to occur if the closing price of the Shares falls below 50% of grant date Share price, therefore, for share-based awards granted in 2008, the Company recognized compensation expense based on estimated grant date fair value using the Monte Carlo option-pricing model; with the weighted average assumptions detailed in Notes 11(B)(5) and 11B(6). For share-based awards granted on December 21, 2010 the Company recognized compensation expense based on estimated grant date fair value using the Binomial option-pricing model; with the weighted average assumptions detailed in Note 11(B)(7).

S.            Income per ordinary share

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

The following table summarizes information related to the computation of basic and diluted income per ordinary share for the years indicated.

	Year ended December 31
	2008	2009	2010

Net income attributable to ordinary shares
(US$ thousands)	4,645	2,819	5,715

Weighted average number of ordinary shares outstanding
used in basic income per ordinary share calculation	6,684,905	6,719,508	6,820,721

Add assumed exercise of outstanding dilutive potential
ordinary shares	95,075	123,600	117,735

Weighted average number of ordinary shares outstanding
used in diluted income per ordinary share calculation	6,779,980	6,843,108	6,938,456

Basic income per ordinary shares (US$)	0.695	0.420	0.838

Diluted income per ordinary shares (US$)	0.685	0.412	0.824

Number of options and warrants excluded
from the diluted earnings per share calculation
because of anti-dilutive effect	229,687	229,687	137,500

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

T.            Comprehensive Income

For the year ended December 31, 2008, 2009 and 2010, Comprehensive Income equals net income.

U.            Fair Value Measurements

The Company's financial instruments include mainly cash and cash equivalents, accounts receivable, short term bank deposits, assets held for severance benefits, marketable securities and accounts payable. The carrying amounts of these financial instruments approximate their fair value, for marketable securities fair value see note 4.

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

V.           Recently Issued Accounting Standards

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, “Revenue Arrangements with Multiple Deliverables”). ASU 2009-13 amends FASB ASC Subtopic 605-25, Revenue Recognition—Multiple-Element Arrangements, to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company expects that the adoption of ASU 2009-13 in 2011 will not have a material impact on its consolidated financial statements.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

W.	Concentrations of risks

(1)	Credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, short-term bank deposits, marketable securities and trade receivables. Cash and cash equivalents balances of the Company, which are subject to credit risk, consist of cash accounts held with major financial institutions. Short-term bank deposits balances of the Company, which are subject to credit risk, consist of short-term bank deposits held with a major Israeli Bank and with its US located branch. Marketable securities include held to maturity marketable securities issued by highly rated corporations or governmental securities. As of December 31, 2009 and 2010, the rating of the securities in the company's portfolio was at least A. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations). Any changes in fair value of the Company's investment securities due to credit risk do not affect the Company's profit or loss unless there is other-than-temporary impairment (OTTI).

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

(3)	Dominant Single product line

The Company depends on one line of products for most of its revenues. The majority of the company's current business is based on its Multi-Port Gigabit-Ethernet Server Adapter product line and the majority of its revenue is generated from that product line.

X.           Subsequent events

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

Y.           Liabilities for loss contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 3 - Cash and Cash Equivalents

	December 31
	2009	2010
	US$ thousands

Cash	3,394	2,566
Cash equivalents *	3,859	4,091
	7,253	6,657

*	Comprised mainly of deposits in banks as at December 31, 2009 and 2010 carrying a weighted average interest of 0.69% and 1.22%, respectively.

Note 4 - Marketable Securities

The Company's investment in marketable securities as of December 31, 2009 and 2010 are classified as “held-to-maturity” and consist of the following:

		Gross	Gross
		unrealized	unrealized
	Aggregate	holding	holding	Aggregate
	cost basis	gains	(losses)	fair value*

At December 31, 2010
Held to maturity:
Corporate debt securities and
government debt securities
Current	8,162	18	(85)	8,095
Non-Current	21,773	74	(155)	21,692

	29,935	92	(240)	29,787

At December 31, 2009
Held to maturity:
Corporate debt securities
Current	10,425	68	(98)	10,395
Non-Current	18,308	113	(108)	18,313

	28,733	181	(206)	28,708

* Fair value is being determined using quoted market prices in active markets.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 4 - Marketable Securities (Cont’d)

The amortized cost, gross unrealized losses and fair value of the debt securities by major interest type were as follows:

	December 31, 2010
		Net unrealized
	Amortized cost	holding gains/(losses)	Fair value
	US$ thousands

Up to 4%	28,401	(123)	28,278
4.063% - 4.241%	1,534	(25)	1,509
	29,935	(148)	29,787

	December 31, 2009
		Net unrealized
	Amortized cost	holding gains/(losses)	Fair value
	US$ thousands

Up to 5%	24,368	53	24,421
5.01% - 5.34%	4,365	(78)	4,287
	28,733	(25)	28,708

Maturities of the debt securities were as follows as at December 31, 2010:

	Amortized cost	Fair value
	US$ thousands

Current maturities	8,162	8,095
Due after one year through 2.8 years	21,773	21,692
	29,935	29,787

The following table summarizes the gross unrealized losses on investment securities for which other-than-temporary impairments have not been recognized and the fair value of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2010:

	Less than 12 months		12 months or more		Total
Held to maturity	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value

Corporate debt securities	(207)	13,799	(33)	6,126	(240)	19,925

The unrealized losses on the investments were caused by interest rate increases. The Company has the ability and intent to hold these investments until maturity and it is more likely than not that the Company will not be required to sell any of the securities before recovery; therefore these investments are not considered other than temporary impaired.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 5 - Accounts Receivable - Other

	December 31
	2009	2010
	US$ thousands

VAT	181	216
Advanced to suppliers	19	17
Income Tax Payable	-	159
Other	171	163
	371	555

Note 6 - Inventories

	December 31
	2009	2010
	US$ thousands

Raw materials and components	2,016	3,266
Products in process	2,199	3,980
Finished products	462	894
	4,677	8,140

Note 7 - Property, Plant and Equipment, Net

	December 31
	2009	2010
	US$ thousands

Machinery and equipment	2,295	2,580
Office furniture and equipment	240	275
Leasehold improvements	251	276

Property, plant and equipment	2,786	3,131

Accumulated depreciation	(2,184)	(2,481)

	602	650

Depreciation expenses for the years ended December 31, 2008, 2009 and 2010 were US$ 450 thousand, US$ 437 thousand and US$ 416 thousand, respectively.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 8 - Other Accounts Payable and Accrued Expenses

	December 31
	2009	2010
	US$ thousands

Employees and related liabilities	365	578
Provision for vacation pay	463	587
Employee benefits	474	552
Royalty payable	19	-
Income tax payable	331	-
Accrued expenses	268	199
Other	218	158

	2,138	2,074

Note 9 - Assets Held and Liability for Employees' Severance Benefits

A.	Under Israeli law and labor agreements, Silicom is required to make severance payments to retired or dismissed employees and to employees leaving employment in certain other circumstances.

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

B.
According to Section 14 to the Severance Pay Law ("Section 14") the payment of monthly deposits by a company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to the employees that have entered into agreements with the company pursuant to such Section 14.  Commencing July 1, 2008, the Company has entered into agreements with a majority of its employees in order to implement Section 14. Therefore, as of that date, the payment of monthly deposits by the Company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to those employees that have entered into such agreements and therefore the Company incurs no additional liability since that date with respect to such employees. Amounts accumulated in the pension funds or insurance policies pursuant to Section 14 are not supervised or administrated by the Company and therefore neither such amounts nor the corresponding accrual are reflected in the balance sheet.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 9 - Asset Held and Liability for Employees' Severance Benefits (cont’d)

C.
Consequently, the assets held for employees' severance benefits reported on the balance sheet, in respect of deposits for those employees who have signed agreements pursuant to Section 14, represent the redemption value of deposits made through June 30, 2008. The liability for employee severance benefits, with respect to those employees, represents the liability of the Company for employees' severance benefits as of June 30, 2008.

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

D.	Expenses recorded in respect to employees' severance payments for the years ended December 31, 2008, 2009 and 2010 were US$ 416 thousand, US$ 252 thousand and US$ 372 thousand, respectively.

Note 10 - Commitments and Contingencies

A.	Royalty commitments

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

The Company’s total outstanding obligation in respect of royalty-bearing participations received or accrued, net of royalties paid or accrued before interest, amounted to approximately US$ 2,960 thousand as at December 31, 2010 (US$ 2,960 thousand as at December 31, 2009).

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

The agreements are in New Israeli Shekel (NIS) or in NIS, linked to the Israeli Consumer Price Index.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 10 - Commitments and Contingencies (Cont’d)

B.           Lease commitments (cont’d)

The minimum future rental payments under the above leases at exchange rates in effect on December 31, 2010, are as follows:

US$ thousands

Year ended December 31
2011	561
2012	164
2013	59

Rental expenses under the lease agreements for the years ended December 31, 2008, 2009 and 2010 were US$ 528 thousand, US$ 514 thousand and US$ 542 thousand, respectively.

C.           Credit line

The Company has one line of credit provided to it by a bank (approximately US$ 169 thousand). The bank is allowed to cancel or change the line of credit with no early notice.
As at December 31, 2010, this credit line has not been used.

Note 11 - Shareholders' Equity

A.           Share capital and warrants

In May 2007, the Company conducted a private placement, pursuant to which the Company issued to certain “accredited investors” and “qualified institutional purchasers” 875,000 ordinary shares at a purchase price of US$20.50 per share and warrants to purchase up to 218,750 ordinary shares at an exercise price of US$28.25 per share. The warrants issued to the investors expired in July 2010. Net proceeds from the private placement were approximately US$16.8 million, net of US$1.2 million of issuance costs. In addition, the Company issued to the placement agents warrants to purchase up to an aggregate of 10,937 ordinary shares on the same terms as the warrants issued to the investors.

As at December 31, 2010, no warrants were exercised into shares related to this issuance.

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

c.
Expenses incurred during the year ended December 31, 2010 in relation to this grant were approximately US$ 123 thousand. As at December 31, 2010, there was approximately US$ 7 thousand of unrecognized compensation costs related to this grant to be recognized over a weighted average period of 0.03 years.

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

c.
Expenses incurred during the year ended December 31, 2010 in relation to this grant were approximately US$ 99 thousand. As at December 31, 2010, there was approximately US$ 33 thousand of unrecognized compensation costs related to this grant to be recognized over a weighted average period of 0.29 years.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont'd)

B.           Stock options to employees and directors (cont'd)

7.	On December 21, 2010, the Company granted, in the aggregate, 137,500 options to certain of its directors and employees under its Share Option Plan (2004). In relation to this grant:

a.
The exercise price for the options (per ordinary share) was US$ 18.82 and the Option expiration date was the earlier to occur of: (a) December 21, 2018; and (b) the closing price of the Shares falling below US$ 9.41 at any time after the date of grant. 50% of the options vest and become exercisable on the second anniversary of the date of grant and the additional 50% of the options vest and become exercisable on the third anniversary of the date of the grant.

b.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate (1)	3.00%
Expected dividend yield	0.0%
Average expected volatility (2)	82.64%
Termination rate	9%
Suboptimal rate (3)	3.45

(1)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(2)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(3)
Suboptimal rate represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal rate of the Company and similar companies.

c.
Expenses incurred during the year ended December 31, 2010 in relation to this grant were approximately US$ 9 thousand. As at December 31, 2010, there was approximately US$ 935 thousand of unrecognized compensation costs related to this grant to be recognized over a weighted average period of 2.44 years.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont'd)

B.           Stock options to employees and directors (cont'd)

8.	The following table summarizes information regarding stock options as at December 31, 2010:

	Options outstanding		Options exercisable
		Weighted		Weighted
		average remaining		average remaining
Exercise price	Number	contractual life	Number	contractual life
US$	of options	(in years)	of options	(in years)

0.90	1,750	1.07	1,750	1.07
2.53	33,100	3.99	33,100	3.99
3.82	133,475	5.79	35,475	5.79
18.82	137,500	7.97	-	-

	305,825		70,325

The aggregate intrinsic value of options outstanding as of December 31, 2009 and 2010 is US$ 1,131 thousand and US$ 2,541 thousand, respectively.

The aggregate intrinsic value of options exercisable as of December 31, 2009 and 2010 is US$ 246 thousand and US$ 1,089 thousand, respectively.

The total intrinsic value of options exercised during the year ended December 31, 2009 and 2010, is US$ 319 thousand and US$ 813 thousand, respectively.

The intrinsic value of the options at the date of grant is zero.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont'd)

B.           Stock options to employees and directors (cont'd)

9.           The stock option activity under the abovementioned plans is as follows:

			Weighted
		Weighted	average
	Number	average	grant date
	of options	exercise price	fair value
		US$	US$

Balance at January 1, 2009	357,450

Exercised	(115,250)	5.45	5.50
Forfeited	(1,500)	3.82	1.81

Balance at December 31, 2009	240,700

Granted	137,500	18.82	8.69
Exercised	(70,375)	3.68	1.81
Forfeited	(2,000)	3.82	1.81

Balance at December 31, 2010	305,825
Exercisable at December 31, 2010	70,325

10.	During 2008, 2009 and 2010, the Company recorded share-based compensation expenses. The following summarizes the allocation of the stock-based compensation expenses:

	Year ended December 31
	2008	2009	2010
	US$ thousands	US$ thousands	US$ thousands

Cost of sales	49	65	33
Research and development costs	103	138	71
Selling and marketing expenses	96	127	65
General and administrative expenses	86	109	62

	334	439	231

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 12 - Sales

A.           Information on sales by geographic distribution:

The Company has one operating segment.

Sales are attributed to geographic distribution based on the location of the customer.

	Year ended December 31
	2008	2009	2010
	US$ thousands

North America	16,808	14,464	22,071
Europe	2,114	3,507	4,174
Rest of the world	6,632	2,555	4,154

	25,554	20,526	30,399

All property, plant and equipment are located in Israel.

B.           Sales to single customers exceeding 10% of sales (US$ thousands):

	Year ended December 31
	2008	2009	2010
	US$ thousands

Customer “A”	5,108	2,593	4,160
Customer “B”	*	*	3,440
Customer “C”	2,702	2,920	3,214
Customer “D”	3,521	*	*

*	Less than 10% of sales.

Note 13 - Financial Income (Expenses), Net

	Year ended December 31
	2008	2009	2010
	US$ thousands

Interest income	1,361	1,001	861
Exchange rate differences, net	(75)	72	(130)
Bank charges	(98)	(164)	(114)

	1,188	909	617

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

On July 25, 2005, the Israeli Parliament (the "Knesset") passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) – 2005, which provides, inter alia, for gradual reduction in the Company tax rate to 25% until 2010 tax year.

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

4.            Amendments to the Law (cont'd)

(c)
In order to receive the tax benefits in the Grant Path or the Beneficial Enterprise, the “Industrial Company” must contribute to the economic independence of Israel’s economy in one of the following ways:

1.	Its primary activity is in the Biotechnology or Nanotechnology fields and pre-approval is received from the head of research and development at the Office of the Chief Scientist;

2.	Its revenue from a specific country is not greater than 75% of its total revenues that year;

3.	25% or more of its revenues are derived from a specific foreign market of at least 12 million residents.

(d)	Upon the establishment of a “Beneficial Enterprise”, an investment of at least NIS 300 thousand in production machinery and equipment within three years is required.

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

In respect to the abovementioned amendments to the Law, the Company selected the tax years 2004, 2006 and 2009 as the years of election and received the Israeli Tax Authorities’ pre-ruling acknowledging 2004, 2006 and 2009 as the years of election. Additionally, the Israeli Tax Authorities’ pre-ruling granted a formula to determine allocation of the Company's taxable income that will be subject to different tax rates as allowed under the amendments to the Law.

On December 29, 2010 the Knesset approved the Economic Policy Law for 2011-2012, which includes an amendment to the Law for the Encouragement of Capital Investments – 1959 (hereinafter – “the Amendment to the Law”). The Amendment to the Law was published in the Official Gazette on January 6, 2011. The Amendment to the Law is effective from January 1, 2011 and its provisions will apply to preferred income derived or accrued in 2011 and thereafter by a preferred company, per the definition of these terms in the Amendment to the Law.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 14 - Taxes on Income (cont’d)

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the “Law”) (cont'd)

4.            Amendments to the Law (cont'd)

Companies can choose to not be included in the scope of the Amendment to the Law and to stay in the scope of the law before its amendment until the end of the benefits period. The 2012 tax year is the last year companies can choose as the year of election, providing that the minimum qualifying investment began in 2010.

The Amendment provides that only companies in Development Area A will be entitled to the grants track and that they will be entitled to receive benefits under this track and under the tax benefits track at the same time. In addition, the existing tax benefit tracks were eliminated (the tax exempt track, the “Ireland track” and the “Strategic” track) and two new tax tracks were introduced in their place, a preferred enterprise and a special preferred enterprise, which mainly provide a uniform and reduced tax rate for all the company’s income entitled to benefits, such as: for a preferred enterprise – in the 2011-2012 tax years – a tax rate of 10% for Development Area A and of 15% for the rest of the country, in the 2013-2014 tax years – a tax rate of 7% for Development Area A and of 12.5% for the rest of the country, and as from the 2015 tax year – 6% for Development Area A and 12% for the rest of the country. Furthermore, an enterprise that meets the definition of a special preferred enterprise is entitled to benefits for a period of 10 consecutive years and a reduced tax rate of 5% if it is located in Development Area A or of 8% if it is located in a different area.

The Amendment to the Law also provides that no tax will apply to a dividend distributed out of preferred income to a shareholder that is a company, for both the distributing company and the shareholder. A tax rate of 15% shall continue to apply to a dividend distributed out of preferred income to an individual shareholder or foreign resident, subject to double taxation prevention treaties, which means that there is no change from the existing law. Furthermore, the Amendment to the Law provides relief (hereinafter – “the relief”) with respect to tax paid on a dividend received by an Israeli company from profits of an approved/alternative/beneficiary enterprise that accrued in the benefits period according to the version of the law before its amendment, if the company distributing the dividend notifies the tax authorities by June 30, 2015 that it is applying the provisions of the Amendment to the Law and the dividend is distributed after the date of the notice.

The Company meets the conditions provided in the amendment to the Law for the Encouragement of Capital Investments for inclusion in the scope of the tax benefits track. The amendment to the Law will not have a material impact on the Company's consolidated financial statements as of December 31, 2010.

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

E.            Tax assessments

For the Israeli and US Federal jurisdictions, the Company has final tax assessments for all years up to and including the tax year ended December 31, 2006. For the New-Jersey state jurisdiction, the Company has final tax assessments for all years up to and including the tax year ended December 31, 2005.

F.            Taxation of the subsidiary

At December 31, 2010, the Company’s subsidiary had approximately US$ 582 thousand net operating loss carryforwards for US federal income tax reporting purposes, which will expire through 2029. In addition, at December 31, 2010, the subsidiary had approximately US$ 23 thousand net operating loss carryforwards for state income tax reporting purposes, which will expire through 2015.

G.  Income before income taxes and income taxes expense (benefit) included in the consolidated statements of operations

	Year ended December 31
	2008	2009	2010
	US$ thousands

Income before income taxes:
Israel	4,746	3,115	6,507
Foreign jurisdiction	23	9	9
	4,769	3,124	6,516

Current taxes:
Israel	438	358	657

Tax benefits relating to prior years:
Israel	-	(72)	(12)

Deferred taxes:
Israel	(307)	60	148
Foreign jurisdiction	(7)	(41)	8
	(314)	19	156

Income tax expense	124	305	801

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

2.	The tax effects of significant items comprising the Company’s deferred tax assets are as follows:

	December 31	December 31
	2009	2010
	US$ thousands	US$ thousands

Deferred tax assets:
Accrued employee benefits	230	209
Research and development costs	151	12
Tax loss carryforwards	113	89
Fixed Assets	-	9
Other	(1)	1

Total gross deferred tax assets	493	320
Less: valuation allowance	(68)	(51)

Net deferred tax assets	425	269

In Israel	381	232
Foreign jurisdictions	44	37
Net deferred tax assets	425	269

Current	233	50
Deferred	192	219
Total	425	269

The net change in valuation allowance for the years ended December 31, 2009 and 2010 was a decrease of US$ 423 thousand and a decrease of US$ 17 thousand, respectively.

In assessing the realizability of deferred tax assets, the company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and/or loss carry-forward become deductible. In making this assessment, the company has to consider the projected future taxable income as well as tax planning strategies.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 14 - Taxes on Income (cont’d)

H.            Deferred income taxes (cont'd)

For the year ended December 31, 2008, the Company recorded valuation allowance in the amount of its non-current deferred tax assets due to the uncertainty of their realization. In assessing the need for a valuation allowance, the Company considered its historical levels of income, the fact that the Company had a single product line, short lead time of customer’s orders and flexible forecasting and expectation of future taxable income and ongoing tax planning strategies.

For the year ended December 31, 2009, the Company re-evaluated the need for a valuation allowance, due to its cumulative profits in recent years and in particular completing profitable quarters in 2009 despite the major worldwide economic downturn which started at the end of 2008.  In light of the projections for future taxable income over the periods in which the deferred tax are deductible, the Company believed that it is more likely than not that it would realize a major part of the benefits of these deductible differences. In making these projections the Company has considered its currently stable work environment related to its existing line of products, which enables the Company to present current positive operating income and net income. Additionally, the Company considered its planned new line of products.

Accordingly, the Company reversed a major part of the valuation allowance and recorded an income tax benefit of $423 thousands in 2009. In 2010 the Company's view remained unchanged.  As of December 31, 2010 all of the valuation allowance refers to loss carry-forward related to Silicom Connectivity Solutions, Inc.

Based upon projections for future taxable income over the periods in which the deferred tax assets are deductible, the Company believes it is more likely than not that it will realize the benefits of these deductible differences, net of existing valuation allowance. The amount of the deferred tax asset considered realizable, however, could be reduced in the future if estimates of future taxable income during the carryforward period are reduced.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 14 - Taxes on Income (cont’d)

I.             Reconciliation of the statutory tax expense to actual tax expense

	Year ended December 31
	2008	2009	2010
	US$ thousands

Income before income taxes	4,769	3,124	6,516

Statutory tax rate in Israel	27%	26%	25%

Computed expected tax	1,288	812	1,629

Increase (decrease) in taxes resulting from:
Non-deductible (deductible) operating expenses	105	126	25
Prior year adjustments	-	(72)	(12)
Change in valuation allowance	88	(423)	(17)
Tax effect due to “Approved Enterprise” status	(1,324)	(66)	(832)
Other	(33)	(72)	8

Income tax expense	124	305	801

J.             Accounting for uncertainty in income taxes

ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. This standard prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10 requires significant judgment in determining what constitute an individual tax position as well as assessing the outcome of each tax position.

As of January 1, 2008, 2009 and 2010 and during 2008, 2009 and 2010 the Company and its subsidiary did not have any unrecognized tax benefits and thus, no related interest and penalties were accrued.

In addition, the Company and its subsidiary do not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company and its subsidiary file income tax returns in Israel and in the US. The Israeli tax returns of the Company are open to examination by the Israeli tax authorities for the tax years beginning in 2007. The Federal tax returns of the US subsidiary are open to examination by the Federal tax authorities for tax years beginning in 2007, and the NJ State tax returns of the US subsidiary are open to examination by the NJ state tax authorities for tax years beginning in 2006.

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

Note 16 - Subsequent Events

The Company has evaluated subsequent events for the balance sheet date through March 16, 2011, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.