Form 20-F
period 2011-12-31
SILICOM LTD.
filed 2012-03-20
CIK 916793

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

8 Hanagar Street,
Kfar Sava 44000, Israel
 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None	None
Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 0.01 nominal value per share	NASDAQ GLOBAL MARKET

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
 (Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

6,925,088

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

Yes ☐    No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐    No ☐

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

Table of Contents

PART I.	6

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	6

ITEM 3. KEY INFORMATION	6
Selected Financial Data	6
Risk Factors	8

ITEM 4. INFORMATION ON THE COMPANY.	20
History and Development of the Company	20
Business Overview	22
Organizational Structure	32
Property, Plant and Equipment	32

ITEM 4A. UNRESOLVED STAFF COMMENTS	33

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	33
Critical Accounting Policies	33
Recently Enacted Accounting Pronouncements Not Yet Adopted	36
Operating Results	37
Liquidity and Capital Resources	41
Research and development, patents and licenses, etc.	42
Trend Information	43
Off-Balance Sheet Arrangements	15
Tabular disclosure of contractual obligations	46

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	46
Directors and Senior Management	46
Compensation	48
Board Practices	50
Employees	56
Share Ownership	58

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	58
Major Shareholders	58
Related Party Transactions	59

ITEM 8. FINANCIAL INFORMATION	62

ITEM 9. THE OFFER AND LISTING	63
Markets and Share Price History	63

ITEM 10. ADDITIONAL INFORMATION	64
Memorandum and Articles of Association	65
NASD Marketplace Rules and Home Country Practices	70
Material Contracts	71
Exchange Controls	71
Taxation	72
Documents on Display	85

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	86
Interest Rate Risk	86
Foreign Currency Exchange Risk	87

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	88

PART II.	88

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	88

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	88

ITEM 15. CONTROLS AND PROCEDURES.	88
Disclosure Controls and Procedures	89
Management's Annual Report on Internal Control over Financial Reporting	89
Inherent Limitations on Effectiveness of Controls	89
Changes in Internal Control over Financial Reporting	90

ITEM 15T. CONTROLS AND PROCEDURES	90

Part I.

Item 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.     KEY INFORMATION

A.          Selected Financial Data

The selected data presented below under the captions “Consolidated Statements of Operations Data” and “Consolidated Balance Sheets Data” for and as of the end of each of the years in the five-year period ended December 31, 2011, are derived from our audited consolidated financial statements. The consolidated financial statements as of December 31, 2010 and 2011, and for each of the years in the three-year period ended December 31, 2011, and the report thereon, are included elsewhere in this annual report. The selected data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto, which are set forth in Item 18 – “Financial Statements” and the other financial information appearing elsewhere in this annual report.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

	Year Ended December 31 In US$ Thousands

	2007	2008	2009	2010	2011
Sales	$26,784	$25,554	$20,526	$30,399	$39,633
Cost of sales	16,094	15,405	12,461	17,490	22,430
Gross profit	10,690	10,149	8,065	12,909	17,203
Research and development costs	2,208	3,048	2,716	3,280	4,165
Sales and marketing expenses	1,537	2,093	1,821	2,207	2,677
General and administrative expenses	1,189	1,427	1,313	1,523	1,890
Total operating expenses	4,934	6,568	5,850	7,010	8,732
Operating income	5,756	3,581	2,215	5,899	8,471
Financial income, net	956	1,188	909	617	439
Income before income taxes	6,712	4,769	3,124	6,516	8,910
Income tax expenses	432	124	305	801	667
Net income(1)	6,280	4,645	2,819	5,715	8,243
Income per share
Basic income per ordinary share	$1.03	$0.69	$0.42	$0.84	$1.20
Diluted income per ordinary share	$1.00	$0.69	$0.41	$0.82	$1.18

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,122	6,685	6,720	6,821	6,896

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	6,309	6,780	6,843	6,938	6,995

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

CONSOLIDATED BALANCE SHEET DATA

	2007	2008	2009	2010	2011
Total assets	$45,642	$51,974	$55,591	$63,479	$72,865
Total current liabilities	$4,712	$4,735	$4,399	$5,827	$6,438
Long-term liability	$1,596	$1,905	$1,967	$2,222	$2,153
Shareholders' equity	$39,334	$45,334	$49,225	$55,430	$64,274
Capital stock	$20	$20	$20	$20	$20
Number of ordinary shares issued (1)	6,585,847	6,709,034	6,824,284	6,894,659	6,940,059

(1) Including 14,971 held by our subsidiary.

The table below sets forth the high and low NIS to U.S. Dollar exchange rates for each period, as published by the Bank of Israel:

	HIGH	LOW
February 2012	3.803	3.700
January 2012	3.854	3.733
December 2011	3.821	3.727
November 2011	3.800	3.650
October 2011	3.763	3.602
September 2011	3.725	3.574

The table below sets forth, for the five most recent full financial years, the average NIS to U.S. Dollar exchange rates for each period, calculated by using the average of the exchange rates on the last day of each month for each period, as published by the Bank of Israel:

2011	3.578
2010	3.733
2009	3.933
2008	3.588
2007	4.108

The NIS to U.S. Dollar exchange rate on February 29, 2012, as published by the Bank of Israel, was NIS 3.766.

B.           Capitalization and indebtedness

Not Applicable

C.           Reason for the offer and use of proceeds

Not Applicable

D.           Risk Factors

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

Our current business is based to a great extent on our Multi-Port Gigabit-Ethernet Server Adapter product line and the majority of our revenue is generated from such product line. We expect that in the foreseeable future we will continue to be dependent on this line of products for most of our revenue due the nature of our business. We cannot assure you that revenue generated from our Multi-Port Gigabit-Ethernet Server Adapters will reach or exceed historical levels in any future period. A decrease in the price of, or demand for, any of these products, or a significant increase in our costs of manufacturing could have a material adverse effect on our business, results of operations and financial condition.

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

We depend on a small amount of customers for our products. Our top two customers accounted for 23% of our revenues in 2011. We expect that a small number of customers will continue to account for a significant portion of our revenues for the foreseeable future. Loss or cancellation of business from, significant changes in deliveries to, or decreases in the prices of services sold to, one or more of our key customers has, in the past, significantly reduced our revenues for a reporting period and could, in the future, harm our margins, financial condition and business.

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

We cannot guarantee that one or more parties will not assert infringement claims against us. The cost of responding to claims could be significant, regardless of whether the claims have merit. Significant and protracted litigation may be necessary to determine the scope of the proprietary rights of others or to defend against claims of infringement, regardless of whether the claims have merit. Although we believe that all our products use only our intellectual property, or intellectual property which is properly licensed to us, in the event that any infringement claim is brought against us and infringement is proven, we could be required to discontinue the use of the relevant technology, to cease the manufacture, use and sale of infringing products, to incur significant litigation damages, costs and expenses, to develop non-infringing technology or to obtain licenses to the alleged infringing technology and to pay royalties to use such licenses. There can be no assurance that we would be able to develop any such alternative technologies or obtain any such licenses on terms commercially acceptable to us. On March 2, 2012 Internet Machines LLC, a Texas limited liability company filed a patent infringement lawsuit against numerous defendants (including many switch manufacturers) with respect to certain patents for switches, and included our US subsidiary amongst the list of defendants named in such lawsuit. The lawsuit claims that the defendants have infringed certain patents purported to be owned by Internet Machines LLC and seeks unspecified compensation for damages as well as injunctive relief. We are currently considering our next steps with respect to this complaint, the outcome of which is uncertain at this time. Although in the past we have resolved a claim of infringement through a license agreement, the terms of which did not have a material effect on our business, any infringement claim or other litigation against us, including a successful pursuit of the aforesaid claim recently filed against our US subsidiary, could seriously harm our business, operating results and financial condition. While there are no other lawsuits or other claims currently pending against us regarding the infringement of patents or intellectual property rights of others, we have been a party to such claims in the past and may be party to such claims in the future.

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

Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and the Arab countries in the region. This state of hostility has varied in degree and intensity over time. There has also been conflict and unrest between Israel, the Palestinian Authority and certain terrorist groups operating within the Palestinian Authority and Lebanon. A significant increase in violence began in September 2000 and has continued with varying levels of severity through 2011, the most severe of which was Israel’s war with the Hizbullah militant group in July and August of 2006. In December 2008 and January 2009 there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel. Since February 2011, Egypt has experienced political turbulence, following the resignation of Hosni Mubarak as president, including protests throughout Egypt, and the appointment of a military regime in his stead, which may damage the current peaceful and diplomatic relations between Israel and Egypt, and which could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region and is affecting the political stability of those countries.  This instability may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Furthermore, several countries still restrict trade with Israeli companies and additional countries may impose such restrictions as a result of changes in the military and/or political conditions in Israel and/or the surrounding countries, which may limit our ability to make sales in, or purchase components from, those countries. Any future armed conflict, political instability, continued violence in the region or restrictions could have a material adverse effect on our business, operating results and financial condition. While such hostilities did not in the past have a material adverse impact on our business, we cannot guarantee that hostilities will not be renewed and have such an effect in the future. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Since many of our facilities are located in Israel, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

Many of our employees in Israel are required to perform military reserve duty.

All non-exempt male adult citizens and permanent residents of Israel under the age of 40, or older for reserves officers or citizens with certain occupations, as well as certain female adult citizens and permanent residents of Israel,  are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. In recent years, there have been significant call-ups of military reservists, and it is possible that there will be additional call-ups in the future. While we have operated effectively despite these conditions in the past, we cannot assess what impact these conditions may have in the future, particularly if emergency circumstances arise. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

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

Our share price fell during the recent period of uncertainty in global economic conditions and we expect it to continue to be affected by such uncertainty to the extent that it continues. We cannot assure you that our share price will stabilize, or not decline, in the coming fiscal year.

Our investment portfolio may be impaired by disruptions in the financial and credit markets.

Our investment portfolio currently consists of corporate debt securities and government debt securities, which the Company classified at December 31, 2011 as "held-to-maturity". As of December 31, 2011, we hold approximately US$ 32.7 million in corporate debt securities and government debt securities.

Due to recent significant disruptions in the financial and credit markets, corporate debt securities in our portfolio are subject to a possible increased risk of default due to bankruptcy, lack of liquidity, operational failure or other factors affecting the issuers of those securities.  In addition, securities in our portfolio are subject to other risks, such as credit, liquidity, market and interest rate risks, which may be exacerbated by the recent market disruptions, and which may impair the assets. We may be required to adjust the carrying value of our investment securities due to a default, lack of liquidity or other event, if the event constitutes an impairment which is considered to be other-than-temporary. As of December 31, 2011, we were not required to adjust the carrying value of our investment securities since there were no other-than-temporary impairments.

This loss would be recorded in our consolidated statement of operations which could materially adversely impact our consolidated results of operations and financial condition.

Item 4.     INFORMATION ON THE COMPANY.

A.          History and Development of the Company

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

On December 20, 2005, we obtained the approval of the Tel Aviv Stock Exchange, or TASE, for the listing of our shares on TASE. Trading of our shares on TASE commenced on December 27, 2005. Our shares are included in the Tel-Tech index. Our shares have been listed on the NASDAQ Global Market (previously known as the NASDAQ National Market) under the ticker symbol “SILC” (previously “SILCF”) since February 11, 2008. Prior thereto, our shares were listed on the NASDAQ Capital Market (previously known as the NASDAQ Small-Cap).  See Item 9. “The Offer and Listing - Markets and Share Price History”.

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

Principal capital expenditures and divestitures

From January 1, 2011 to December 31, 2011, our capital expenditures totaled approximately $566 thousand (compared to $466 thousand during 2010 and $258 thousand during 2009), of which approximately $460 thousand (compared to $404 thousand during 2010 and $217 thousand during 2009) can be attributed to machinery and equipment, and approximately $104 thousand (compared to $62 thousand during 2010 and $41 thousand during 2009) can be attributed to office furniture and equipment and leasehold improvements.

B.          Business Overview

We are currently active in the product line of high-end server networking cards with and without bypass (Server Adapters), which is described in greater detail below. For the purpose of these products we leverage our expertise in networking and operating systems and in facilitating improved connectivity for servers by increasing the number of ports on the server adapters and by adding bypass and other special functionality for security appliances, WAN (Wide Area Network) optimization appliances and other network appliances. Commencing in 2006, we extended our product line by adding intelligent and programmable cards, such as encryption acceleration cards and redirector cards. We also added intelligent stand alone bypass units. In 2008, we extended the line of Server Adapters by adding 10Gbps products with and without bypass, with a variety of interfaces. Revenues of our 10Gbps products are currently rising.

Furthermore, in 2009 we introduced our patent-pending SETAC (Server To Appliance Converter) product family. The SETAC product family is a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and easy port modularity. We believe that the SETAC products have already turned into one of the drivers of our growth, and will continue to be one of our growth drivers in the coming years.

In 2011 we introduced DNA (Direct NIC Access), a unique network driver for Silicom 1 Gigabit (e1000e-based, igb-based) and 10 Gigabit (82598/99-based) adapters. This solution is SW based and enables line rate 1/10 Gbps on all our high-end server networking cards, DNA also offers offloading abilities on our redirector cards.

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

We have developed a line of products for the server networking industry which facilitates interaction between servers, allowing them to communicate with each other through a larger number of ports and with higher performance than their original capabilities. These are powerful products that allow server-based systems to fully exploit the high speed potential of 1/10 Gigabit Ethernet. The products have either one, two, four, six or eight ports, which plug into the servers between which interaction is facilitated. We believe that our products cover a broader scope of features than those of our main competitor, Intel. We believe that our expanded feature set coupled with the fact that our products are based on two different industry leader chip sets (Intel and Broadcom), which makes them more compatible with our potential customers' needs, gives us a competitive edge. To the best of our knowledge we are currently the only company offering such a comprehensive range of server networking products.

Following demands from customers and potential customers, we developed some of these same products with a bypass feature. Intended for mission-critical environments, Silicom’s 1/10 Gigabit Ethernet Bypass Networking Cards feature innovative bypass circuitry to maintain continuity of network connectivity in the event of an appliance failure. Upon the occurrence of an appliance failure, the card’s bypass mechanism automatically reroutes traffic to bypass faulty components, enabling customers to have reliable and always available network accessibility. As with all of Silicom’s 1/10 Multiport Gigabit Ethernet Networking Cards, the Bypass Cards also improve server throughput and performance during normal operations by introducing more ports and better throughput while reducing network congestion, simplifying network management, and minimizing CPU utilization. In addition, we have also developed stand-alone bypass solutions which do not include the networking component. The addition of the innovative bypass capability makes Silicom 1/10 Gigabit Ethernet Bypass Networking Cards and stand-alone bypass solutions an appropriate connectivity solution for security and WAN optimization appliances, as well as for appliances targeted at other high-potential, growing markets such as network monitoring, load balancing, network event management, network optimization, LAN policy enforcement, intrusion detection, virus protection, e-mail content filtering, and more. To the best of our knowledge we are currently the only company offering such a comprehensive line of bypass products, which offers dual port and quad port cards, copper and fiber interfaces and dual chip set (Intel and Broadcom). Although the situation may change in the future, we believe that our competition in the bypass card market is less significant than our competition in the non-bypass card market.

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

Interest for the specific solution provided by the SETAC products is continuously growing in the hardware networking appliances market and orders for such products were placed throughout 2010 and 2011. We cooperate with security industry companies, system integrators and server manufacturers, integrating SETAC units with a “server grade” motherboard and other system components. In August 2010, for instance, we established significant cooperation with a pioneering developer and manufacturer of high-performance server platforms, and with a major vendor in the security industry, who has incorporated our SETAC products in their next-generation lines of security appliances that was launched in 2011. As of January 2011, the OEM division of a leading server manufacturer and a global provider of purpose-built platforms and appliances began offering appliances which integrate Silicom’s SETAC products with a popular model of the server manufacturer's standard servers, thus enabling their customers to use the manufacturer’s top quality servers as highly-flexible customized network appliances. In May 2011 we achieved two Design Wins for Networking Modules, a product line that we developed as a part of our SETAC Server-to-Appliance Converter strategy. One was with a dominant player in the global security market who will use our modules in several appliances to enable the reconfiguration of their ports without opening the appliance chassis. The second was with a leading company in the Traffic Management and Policy Enforcement industry who has decided to standardize on our connectivity modules within its custom-built appliances. In October 2011 we announced that one of the world’s largest networking companies, has standardized the use of Silicom’s SETAC SErver To Appliance Converter kits in some of its network appliance product lines.  In March 2012 we announced the first Design Win for the use by a telecom operator of the SETAC SErver-To-Appliance-Converter products in a server-based carrier-grade network appliance platform.

In light of increasing demand for SETAC products throughout 2010 and 2011, we believe that such products have turned into one of the drivers of our revenues, and will continue as such in the coming years.

Principal Markets

The principal markets in which we compete are set forth more particularly in, and are incorporated by reference to Note 12 to the consolidated financial statements set forth in Item 18 of this annual report. In  2009, 2010 and 2011, approximately, 71%, 72%, and  75% respectively, were in North America, 17%, 14% and 13% respectively, of our sales were in Europe, and 12%, 14% and 12% respectively, were in other countries. Our main business is not seasonal, and we believe that there are sufficient sources and raw materials available to sustain it.

Sales and Marketing

Over the last few years, our sales and marketing has been carried out through a network of strategic relationships with leading original equipment manufacturers which sell our products, generally as a part of their systems and sometimes under their own private labels. Our current original equipment manufacturer customers are mostly active in the security appliances market, WAN optimization market, other network appliances markets (such as load balancing and traffic management), storage market, general servers market and other server based applications. They are referred to in this report as OEMs, or OEM customers. Our strategy of carrying out strategic relationships with OEM customers continues to be the strategy under which we operate. We believe that these relationships enable us to take advantage of the superior financial resources and market presence of these companies to increase our sales and establish, maintain and strengthen our position and reputation in the market. In addition, we believe that relationships with OEMs improve access to new technologies developed by such OEMs, thereby ensuring smooth integration of our products and technology with those of the OEMs. In furtherance of this strategy, from 2005 through 2011 we entered into strategic arrangements with OEMs and continued securing successful Design Wins with OEMs who purchase our products. Revenues from sales of our products to OEM customers in 2011 constituted approximately 99% of our revenues. We expect the percentage of our revenues that is derived from sales of connectivity products to OEM customers to continue at similar levels, as we continue to focus our efforts on our Server Adapter products, which are sold mostly to OEMs, and begin to focus on SETAC products, which are currently and will continue to be sold mostly to OEMs.

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

Research and Product Development

Since we commenced operations, we have conducted extensive research, development and engineering activities. Our efforts emphasize the development of new products, cost reduction of current products, and the enhancement of existing products, generally in response to rapidly changing customer preferences, technologies and industry standards. During 2003-2011 we fully matured our line of Multi-Port Server Adapter products and further invested in the development of other products including development of cards incorporating bypass functionality, addition of a full line of PCI-Express cards based on both chipsets we used for the PCI-X based cards, supplementing a line of PCI-Express bypass cards and adding a line of ROHS compliant cards for PCI-X cards (as PCI-Express cards were originally designed to be ROHS compliant). During 2006 we launched a product line of high-performance encryption cards designed to improve the throughput of internet security appliances and network gateways. The products improve the performance of networking appliances by independently executing encryption tasks, thereby accelerating the encryption process and freeing the CPUs of such appliances for other activities. During 2007, we enhanced our offering of encryption cards by adding a line of encryption products which is based on a second chipset  manufacturer, positioning ourselves again (just like with the networking adapters) as an independent supplier which is able to deliver such cards based on chipsets delivered by the leaders in this industry. In addition, during 2007, we developed a line of stand-alone bypass solutions which allow the use of our solutions even where the networking component of the solution is already present. Also, during 2007, we worked to develop a series of 10Gbps adapters, based both on Intel chips and on Broadcom chips. During 2008, due to market demand we added two more stand-alone bypass units: 1. Entry level bypass switch 1/10Gbps, directed at power failure bypass. 2. High end 10Gbps intelligent bypass switch with self generating heartbeat and versatile monitoring and control options.

During 2008-2011 we continued to focus our efforts on the 10Gbps series, and we currently have the following families of 10Gbps cards: 1. Our main family of 10Gbps cards consists of 10Gbps adapters with and without bypass, with both Intel and Broadcom controllers, including several interface options (such as XFP, CX4, SFP+ and 10GbaseT). 2. The family of redirector cards, which was launched during 2008, which integrates intelligent packet filtering, multi-port connectivity and automated bypass on a single networking card. In addition to the abovementioned redirector cards, we are also developing a family of intelligent cards which enable intelligent offloading of server tasks.

From 2008 to 2011 we have developed the SETAC, a new, patent pending, product family. SETAC enables branded high technology servers to be configured as hardware appliances, and creates an ideal network appliance that combines server grade reliability, front-end access, field-replaceable architecture and a stable state-of-the-art technology environment. The SETAC product line includes SETAC converters (comprised of PCI-Express G2 adapter, cables and the Silicom backplane) that are used to interface with Silicom’s front loading I/O Express Modules. Leveraging a standard server’s configuration, the SETAC products are installed through placing Silicom’s I/O Express Modules into the server’s “hot-swap” hard drive slots. Through the use of the SETAC, the customer will be giving its new security appliance field re-configurability, flexibility and other desirable functions without sacrificing the use of a branded, highly-reliable and supportable basic platform.

During 2011, we developed the DNA (Direct NIC Access) driver and feature set to enable high rate capture, analysis and filtering while leveraging our existing range of networking cards. DNA allows a line-rate of 10Gbps RX/TX and uses the cards' abilities to deliver packets directly to and from the user space while offloading tasks such as filtering and QOS from the CPU.

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

Governmental Regulation Affecting the Company

We are affected by the terms of research and development grants we have received from the Office of the Chief Scientist of Israel (“OCS”). Under the terms of Israeli Government participation, a royalty of 2% or up to 5% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when a dollar-linked amount equal to 100% of such grants plus interest at LIBOR is repaid. The terms of Israeli Government participation also impose significant restrictions on manufacturing outside Israel of products developed with government grants and the transfer to third parties of technologies developed through such projects is subject to approval of the OCS. There can be no assurance that such approval, if requested, will be granted on reasonable commercial terms.

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

C.            Organizational Structure

We have one wholly owned subsidiary, which is incorporated in the United States, under the name Silicom Connectivity Solutions, Inc. Two of our founders, Messrs. Yehuda and Zohar Zisapel, are also founders, directors and principal shareholders of several other corporations. See Item 7. “Major Shareholders and Related Party Transactions".

D.            Property, Plant and Equipment

We do not own any real property, but we lease property at three locations. Our executive offices and research and development facilities are located in Kfar Sava, Israel. In November 2007, we renewed the term of the lease for our Kfar Sava offices until December 31, 2008, and have been extending such lease each year. On December 31, 2011 we extended the lease further for an additional year until December 31, 2012. The facility is approximately 920 square meters in size and we currently pay a monthly rent of approximately $14,000.

We have conducted our manufacturing in Yokneam, Israel since 2000, and in January 2009, we moved to a new facility in Yokneam, and entered into a lease for a period of two years, ending in December 31, 2010, with an option to renew the terms for an additional period of three years. On December 31, 2010 we renewed the lease for such additional period, until December 31, 2013. This facility is approximately 1,369 square meters in size, and the monthly rent payments are approximately $16,000.

As of February 2004, we sub-lease office space in Paramus, New Jersey, from our affiliate. On January 31, 2012, we extended the sub-lease for this space for an additional one-year period until January 31, 2013. Currently, the monthly rent payments for this space are approximately $800. See “Item 7 – Major Shareholders and Related Party Transactions.”

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

Item 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

Silicom was incorporated in Israel and commenced operations in 1987. We have traditionally been engaged in the design, manufacture, marketing and support of connectivity solutions for computers. In the years 2000 and 2001, we leveraged the IP developed in this area for use in the broadband internet access market. In late 2002, we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end server networking cards, recording growing sales of these products in 2004-2007. In 2008 we recorded sales of these products of approximately $25.6 million, and in 2009 we recorded sales of approximately $20.5 million. In 2010 we leveraged our expertise and know-how in networking solutions and launched our new SETAC (Server To Appliance Converter) product line. In 2010 and 2011 we recorded sales from all of our networking solutions of approximately $30.4 million and $39.6 million, respectively. We primarily sell our products through original equipment manufacturers and, to a lesser extent, through independent distributors (on a non-exclusive basis).

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

•
Marketable securities – We account for investments which we intend and are able to hold to maturity, that are classified as held-to-maturity investments as defined in ASC 320-10, “Accounting for Certain Investments in Debt and Equity Securities”.

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

•
Allowance for doubtful accounts - Trade receivables are recorded less the related allowance for doubtful accounts receivable. We consider accounts receivable to be doubtful when it is probable that we will be unable to collect all amounts, taking into account current information and events regarding our customers' ability to repay their obligations. The balance sheet allowance for doubtful debts is determined as a specific amount for those accounts the collection of which is uncertain. We perform our estimates regarding potential doubtful debts based on payment history and correspondence with our customers, and based on new information we receive about the customers’ financial situation. As of December 31, 2011, the allowance for doubtful debts was $20 thousand.

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

▪
Carry forward tax losses - As of December 31, 2011, our subsidiary had federal carry forward tax losses of approximately $575 thousand to be realized through 2029 and New Jersey state carry forward tax losses of approximately $12 thousand to be realized through 2013. There is no assurance that all of these carry forwards will be realized.

Deferred tax assets and liabilities are classified as current or non-current items in accordance with the nature of the assets or liabilities to which they relate. When there are no underlying assets or liabilities the deferred tax assets and liabilities are classified in accordance with the period of expected reversal. Income tax expenses represent the tax payable for the period and the changes during the period in deferred tax assets and liabilities. As of December 31, 2011, the deferred tax assets were $183 thousand.

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

As of January 1, 2011 and for the twelve months ended December 31, 2011, the Company and its subsidiary did not have any unrecognized tax benefits. In addition, the Company and its subsidiary do not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

•
Impairment or disposal of long lived assets - We account for long-lived assets in accordance with the provisions of ASC subtopic 360-10 (SFAS No. 144), “Property plant and equipment - overall”. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is being determined using discounted cash flow models. Assets to be disposed would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell.

•
Accounting for Stock-Based Compensation - Effective January 1, 2006, the Company adopted ASC topic 718, “Compensation – stock compensation”. This Statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation cost on a prospective basis. Under this method, the Company recorded stock-based compensation expense for awards granted prior to, but not yet vested as of January 1, 2006, and the Company recognizes compensation expense based on estimated grant date fair value using the Black-Scholes option-pricing model. The share-based awards granted after January 1, 2008, include features that are not supported by the Black and Scholes valuation model, such as expiration date to occur if the closing price of the Shares falling below 50% of grant date Share price, therefore for share-based awards granted after January 1, 2008, the Company recognizes compensation expense based on estimated grant date fair value using the Monte Carlo option-pricing model, or the Binomial option-pricing model.

Recently Enacted Accounting Pronouncements Not Yet Adopted

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. The Company expects that the adoption of ASU 2011-04 in 2012 will not have a material impact on its consolidated financial statements.

A.          Operating Results

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

Year Ended December 31,

	2009	2010	2011
Sales	100%	100%	100%
Cost of sales	60.7	57.5	56.6
Gross profit	39.3	42.5	43.4
Research and development costs	13.2	10.8	10.5
Selling and marketing expenses	8.9	7.3	6.7
General and administrative expenses	6.4	5.0	4.8
Operating Income	10.8	19.4	21.4
Financial income, net	4.4	2.0	1.1
Income before income taxes	15.2	21.4	22.5
Income tax expenses	1.5	2.6	1.7
Net Income	13.7	18.8	20.8

Sales in 2011 increased by 30.4% to $39,633 thousand compared to $30,399 thousand in 2010. The increase in sales is mostly attributed to the fact that many existing customers continued increasing their ongoing orders, the fact that some of our larger customers continued integrating additional Silicom products into their product lines, and the fact that we continue expanding our customer base. The increase in sales is also affected, among other factors, by the growing interest of the market in our new product lines including the SETAC products.

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

Gross profit in 2011 was $17,203 thousand compared to $12,909 thousand in 2010. Gross profit as a percentage of sales in 2011 was 43.4%, compared to 42.5% in 2010. Our gross profit is largely dependent on the mix of products we sell during a specific year. The higher gross profit percentage in 2011 was primarily a result of changes to the mix of sold products. Gross profit is also affected, among other factors, by write-downs of inventory made with respect to any obsolete or slow moving inventory we can no longer use. The inventory write-downs as a percentage of sales in 2011 has decreased to 1.9%, compared to 2.6% in 2010.

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

Research and development costs in 2011 increased by 27% to $4,165 thousand compared to $3,280 thousand in 2010. This increase was mainly attributed to our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies, which contributed approximately $740 thousand to such increase, and to a relative weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our research and development expenses are incurred in New Israeli Shekels), which contributed approximately $150 thousand to such increase.

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

Selling and marketing expenses in 2011 increased by 21.3% to $2,677 thousand compared to $2,207 thousand in 2010. This increase was mainly attributed to our continued investment in the promotion of our server networking products, which contributed approximately $410 thousand to such increase, and to a relative weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our selling and marketing expenses are incurred in New Israeli Shekels), which contributed approximately $60 thousand to such increase.

Selling and marketing expenses in 2010 increased by 21.2% to $2,207 thousand compared to $1,821 thousand in 2009. This increase was mainly attributed to our continued investment in the promotion of our server networking products, which contributed approximately $300 thousand to such increase, and to a relative weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our selling and marketing expenses are incurred in New Israeli Shekels), which contributed approximately $90 thousand to such increase.

General and administrative expenses in 2011 increased by 24.1% to $1,890 thousand compared to $1,523 thousand in 2010. This increase was mainly attributed to the growth in our activity as demonstrated by the increase in our sales which amounted to 30.4%, which contributed approximately $300 to such increase, and to a relative weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels), which contributed approximately $70 thousand to such increase.

General and administrative expenses in 2010 increased by 16.0% to $1,523 thousand compared to $1,313 thousand in 2009. This increase was mainly attributed to a relative weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels).

Financial income, net in 2011 decreased by 28.8% to $439 thousand compared to $617 thousand in 2010. The decrease was primarily caused by the relative weakening of the US dollar against the New Israeli Shekel (a significant portion of our balance sheet assets and obligations are denominated in New Israeli Shekels), which created a net financial expense in US dollars from exchange rate differences, and the decrease in yields from investments in marketable securities. Thus, despite the increase in funds available for investment, there was a decrease in financial income in 2011.

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

In 2011 we recorded current income tax expenses of $619 and deferred income tax expenses of $86 thousand compared to current income tax expenses of $657 thousand and deferred income tax expenses of $156 thousand in 2010. In addition, in 2011 we recorded income tax benefit relating to former years (tax returns) of $38 thousand, and in 2010 we recorded income tax benefit relating to former years (tax returns) of $12 thousand.

In 2010 we recorded current income tax expenses of $657 thousand and deferred income tax expenses of $156 thousand compared to current income tax expenses of $358 thousand and deferred income tax expenses of $19 thousand in 2009. In addition, in 2010 we recorded income tax benefit relating to former years (tax returns) of $12 thousand.

The net change in valuation allowance for the years ended December 31, 2008, 2009, 2010 and 2011 was an increase of $31 thousand, a decrease of $423 thousand, a decrease of $17 thousand and an increase of $12 thousand, respectively. In assessing the realizability of the deferred tax assets, our management has to consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and/or loss carry-forward become deductible. In making this assessment, our management has to consider the projected future taxable income as well as tax planning strategies.

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

Accordingly, the Company reversed a major part of the valuation allowance and recorded an income tax benefit of $423 thousands in 2009. In 2010 and in 2011 the Company's view remained unchanged. As of December 31, 2011 all of the valuation allowance refers to loss carry-forward related to Silicom Connectivity Solutions, Inc., which is our U.S. subsidiary that files tax returns in the United States.

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

In 2011 we recorded net income of $8,243 thousand compared to net income of $5,715 thousand in 2010, a 44.2% increase. This increase was mainly due to our higher sales in 2011.

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

B.          Liquidity and Capital Resources

As of December 31, 2011, we had working capital of $40,513 thousand and our current ratio (current assets to current liabilities) was 7.29. Cash and cash equivalents as of December 31, 2011 increased by $4,826 thousand to $11,483 thousand, compared to $6,657 thousand as of December 31, 2010. Short-term bank deposits decreased by $4,199 thousand to $5,010 thousand, compared to $9,209 thousand as of December 31, 2010. Short-term marketable securities increased by $983 thousand to $9,027 thousand and long-term marketable securities increased by $2,107 thousand to $23,667. The net increase of $3,717 thousand in these four balance sheet items in 2011 was mainly due to net cash provided by operating activities.

Trade receivables increased to $8,613 thousand as of December 31, 2011, compared to $6,762 thousand as of December 31, 2010, mainly due to the increase in sales in the fourth quarter of 2011, as compared to sales in the fourth quarter of 2010. Other receivables increased to $1,597 thousand as of December 31, 2011, compared to $886 thousand as of December 31, 2010.

Trade payables increased to $3,978 thousand as of December 31, 2011, compared to $3,753 thousand as of December 31, 2010, mainly due to the increase in inventory in the fourth quarter of 2011, as compared to inventory in the fourth quarter of 2010.

Other payables and accrued liabilities increased to $2,460 thousand as of December 31, 2011, compared to $2,074 thousand as of December 31, 2010.

Cash provided by operating activities in 2011 amounted to $4,691 thousand compared to $3,351 thousand in 2010. The cash provided by operating activities in 2011 was the result of our positive operating income.

Inventories increased to $11,173 thousand as of December 31, 2011, compared to $8,140 thousand as of December 31, 2010, mainly due to the fact that as our sales grow and customers demand receipt of products within a number of weeks following the issuance of purchase orders, we are required to be ready to deliver our products in accordance with our customers’ expectations.

Capital expenditures on property and equipment as of December 31, 2011 were $566 thousand, compared to $466 thousand as of December 31, 2010.

We have cash and cash equivalents that we believe are sufficient for our present requirements. Furthermore, our cash resources are sufficient to fund our operating needs for the next twelve months.

C.          Research and development, patents and licenses, etc.

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

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. In each of the three fiscal years from 1999 to 2001, we received grants from the OCS for the development of systems and products. We have received from the OCS up to 30% of certain research and development expenditures for particular projects. Under the terms of Israeli Government participation, a royalty of 2% or up to 5% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when a dollar-linked amount equal to 100% of such grants plus interest at LIBOR is repaid. The terms of Israeli Government participation also place restrictions on the location of the manufacturing of products developed with government grants, which, in general, must be performed in Israel, and on the transfer to third parties of technologies developed through projects in which the government participates. See “Item 10. Additional Information - Taxation.” We received approximately 20% of certain research and development expenditures for a particular project in 2003 and approximately 30% of a particular project in 2004. We did not have any new grant programs with the OCS from 2005 to 2011. In August 2005, we received approval for a $54 thousand dollar grant from the Korea-Israel Industrial Research and Development Foundation, or Koril-RDF, in connection with the joint development of a certain product with a Korean company. Under the terms of this grant we are required to repay the amounts received at a rate of 2.5% per year of our gross sales of the product developed with the grant in each such year, until 100% of the grant (and any other sums received from Koril-RDF) are repaid. The annual payment for every year following the first sale of the product will not exceed certain percentages of the amounts received from Koril-RDF. As of January 2006 and to date, our research and development activities have been sponsored and funded by us, and we did not participate in any new encouragement programs or received any additional grants from the OCS or Koril-RDF.

We expect that we will continue to commit resources to research and development in the future. As of February 29, 2012, we employed 32 persons in research and development. In 2009, 2010 and 2011, our research and development expenses were $2,716, $3,280, and $4,165 respectively, constituting approximately 13.2%, 10.8%, and 10.5% respectively, of our sales. For additional information concerning commitments to pay royalties on sales of products developed from projects funded by the OCS, see Note 10A to our financial statements included elsewhere in this annual report and see “Item 10. Additional Information - Taxation.”

D.          Trend Information

In late 2002, we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end server networking cards (Server Adapters). In today’s network-based environment, there is a growing demand for server-based systems. The markets for such systems are almost continuously growing. Furthermore, the security market is growing due to an increase in demand for security appliances, most of which are server based, and the WAN optimization market is growing due to an increase in demand for better WAN connection between branch offices and headquarters. These two markets are now the main markets in which our Server Adapters provide added value. We began investing in marketing and sales of this line to potential markets and customers during 2003 and received initial purchase orders from a number of sources. We continued to invest in the marketing of these products during 2004-2011. During 2004-2007, the number of purchase orders for these products significantly increased. In 2008 there was a slight decrease in purchase orders as compared with 2007, and in 2009 there was a further decrease in purchase orders as compared with 2008, which was mostly attributed to the generally lower demand for the products due to the global economic downturn. The sales cycles in the markets for our products are long, but once we establish a customer base, each such customer will represent an opportunity for sustained, long-term revenues. During the years 2002-2009, our business was based in its entirety on this product line, which generated all of our revenues, and, during this period, we expected that this product line would continue to be our principal line of business in the coming years, specifically with respect to the 10Gbps cards, higher port density cards, bypass cards and intelligent and programmable cards.

In 2009, despite the impact of the major worldwide economic downturn as discussed above, we continued to be profitable and completed four profitable quarters despite the year’s significant challenges. Furthermore, in the last two quarters of 2009, we were able to restore a process of growth in our business, a trend which continued in 2010 and 2011. In 2010, the number of purchase orders for our products significantly increased, and we reached our highest revenues to that date. During this period, many of our customers renewed their purchases from us to the level of their purchases prior to the economic crisis.  We also made sales associated with new products and customers.  In 2011, many existing customers continued increasing their ongoing orders, some of our larger customers continued integrating additional Silicom products into their product lines, and we continued to expand our customer base. The increase in sales during 2011 was also influenced by, among other factors, the growing interest of the market in our new product lines including the SETAC products. As a result, the number of purchase orders for our products significantly increased even further during 2011, and we achieved our highest level of annual revenues to date.

In 2009, 2010 and 2011 we launched new products, such as our new product family, the patent-pending SETAC (Server To Appliance Converter), which received a positive reaction in the market, penetrated our existing customer base and facilitated cooperation with new customers including a significant cooperation at the end of 2010 with a pioneering developer and manufacturer of high-performance server platforms, and with a major vendor in the security industry, who incorporates SETAC products in their next-generation lines of security appliances launched in 2011, and a significant cooperation at the beginning of 2011 with the OEM division of a leading server manufacturer and a global provider of purpose-built platforms and appliances which began offering appliances integrating Silicom’s SETAC products with of a popular model of the server manufacturer's standard servers. In May 2011 we achieved two Design Wins for Networking Modules, a product line that we developed as a part of our SETAC Server-to-Appliance Converter strategy. One was with a dominant player in the global security market who will use our modules in several appliances to enable the reconfiguration of their ports without opening the appliance chassis. The second was with a leading company in the Traffic Management and Policy Enforcement industry who has decided to standardize on our connectivity modules within its custom-built appliances. In October 2011 we announced that one of the world’s largest networking companies, has standardized the use of Silicom’s SETAC SErver To Appliance Converter kits in some of its network appliance product lines. In March 2012 we announced the first Design Win for the use by a telecom operator of the SETAC SErver-To-Appliance-Converter products in a server-based carrier-grade network appliance platform. We believe that as products such as SETAC will further prove themselves in commercial deployments, the demand for such products is expected to increase and, consequentially, may turn this product family into one of our growth drivers in future years.

However, although we expect our business and products to further develop in the coming years, there is no assurance that we will continue to generate significant sales in the areas in which we operate.

E.           Off-Balance Sheet Arrangements

On July 22, 2002, our Audit Committee and the Board of Directors approved an Indemnification Agreement with our directors and officers. Our shareholders approved the terms of this agreement in a General and Extraordinary Meeting held on January 7, 2004. In the March 2005 amendment to the Israeli Companies Law-1999 ("Companies Law"), the instances in which a company may indemnify its officers and directors were broadened. In December 2007 each of our Audit Committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers so as to reflect this amendment. Our shareholders approved the terms of this new Indemnification Agreement in January 2008. The Agreement provides that the directors and officers will be exempt from liability in certain circumstances. The Agreement also provides for the indemnification by the Company for certain obligations and expenses imposed on the officer in connection with an act performed in his or her capacity as an officer of the Company. This right to indemnification is limited, and does not cover, among other things, a breach of an officer’s duty of loyalty, a willful breach of an officer’s duty of care, or a reckless disregard for the circumstances or consequences of a breach of duty of care. The right to indemnification also does not cover acts that are taken intentionally to unlawfully realize personal gain. The maximum amount of our liability under these Indemnification Agreements for any monetary obligation imposed on an officer or a director in favor of another person by a judgment is currently $3,000,000 for each instance of a covered scenario. In addition we would be liable to indemnify the officer or director for all reasonable litigation expenses with respect to certain proceedings.

A recent amendment to the Israeli Securities Law, 5728-1968 (the "Israeli Securities Law"), and a corresponding amendment to the Companies Law, authorizes the Israeli Securities Authority to impose administrative sanctions against companies like Silicom Ltd. and their office holders for certain violations of the Israeli Securities Law or the Companies Law.  These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The amendments to the Israeli Securities Law and to the Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and certain compensation payable to injured parties for damages suffered by them are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association, and receive the requisite corporate approvals.  In January 2012 each of our Audit Committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers so as to reflect this amendment, subject to approval of our shareholders to the relevant changes required to our Articles of Association. Our shareholders have been asked to approve these amendments to the Articles of Association and a revised form of Indemnification Agreement for directors at the Annual General Meeting of the Shareholders scheduled for April 11, 2012.

We are not party to any other material off-balance sheet arrangements or contingent obligations.

F.            Tabular disclosure of contractual obligations

The following table shows our outstanding contractual obligations by category and by payments due as of December 31, 2011:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Leases	856,000	617,000	239,000
Purchase Obligations	4,314,000	4,314,000
Total	5,170,000	4,931,000	239,000

The Company’s total outstanding contingencies in respect of royalty-bearing participations received or accrued, net of royalties paid or accrued before interest, amounted to approximately $2,960 thousand as of December 31, 2011 ($2,960 thousand as of December 31, 2010), of which $2,782 thousand are attributable to sales of our legacy products and $178 thousand are attributable to sales of a certain discontinued product.

Item 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table and notes thereto set forth information regarding our officers, directors and senior management as of February 29, 2012.

Name	Age	Position with Company
Avi Eizenman	54	Active Chairman of the Board
Shaike Orbach	60	President, Chief Executive Officer, Director
Zohar Zisapel	63	Director
Einat Domb-Har	44	External Director
Ilan Erez	44	External Director
Eran Gilad	44	Chief Financial Officer

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

Einat Domb-Har has served as Chief Financial Officer of OneCall Contact Centers Ltd., a company providing Local Lead Generation Network to drive quality phone leads to local businesses since January 2011. From 2006 to 2010 Ms. Domb-Har served as Chief Financial Officer of Olista Ltd., a company providing unique solutions for the cellular industry. From 2004 to 2006 Ms. Domb-Har served as the Chief Financial Officer of Stage One Venture Capital, which focuses on seed investment in the telecom industry. From 2000 to 2004 Ms. Domb-Har served as a controller of Pitango Venture Capital, Israel’s largest pool of four venture capital funds. From 1994 to 1999 Ms. Domb-Har served as a senior manager at Kost, Forer and Gabbay, CPA, a member of Ernst & Young International. Ms. Domb-Har is an Israeli Certified Public Accountant and holds a BA in Economics and Accounting from Tel Aviv University. She also holds an M.B.A. from the Israeli extension of Bradford University.

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

B.          Compensation

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2011 was $1,227 thousand. The aggregate amount accrued to provide for severance payments to all persons as a group who served in the capacity of director or executive officer as of the year ended December 31, 2011 was $756 thousand. The severance terms of the Company's Chief Executive Officer and Chairman of the Board, as approved by the audit committee, board of directors and shareholders of the Company, may entitle them, in certain circumstances, to additional payments. We do not pay cash compensation to Zohar Zisapel for serving on our board of directors. We do pay cash compensation to Avi Eizenman who is an active Chairman of the Board, and to Shaike Orbach, who is the President and Chief Executive Officer. Ms. Einat Domb-Har and Mr. Ilan Erez are external directors and receive compensation in accordance with the regulations governing compensation of external directors promulgated under the Israeli Companies Law-1999. All our officers work full time for us. Certain of the compensation previously paid to our directors was paid in the form of options under the Silicom Directors Share Incentive Option Plan (1994) and certain of such compensation is paid in the form of options under the Share Option Plan (2004) described below. The Directors Share Incentive Option Plan (1994) was adopted by the board of directors in August 1994, in order to grant options to members of the board of directors who served on the board of directors for at least three fiscal quarters. The Director Share Incentive Option Plan was administered by the board of directors, which designated the optionees, dates of grant and the exercise price of options. Under the Director Share Incentive Option Plan, 500,000 of our ordinary shares were reserved for issuance. The options granted under the Director Share Incentive Option Plan expire at the end of ten years from their date of grant and are non-assignable except by the laws of descent. The grantee is responsible for all personal tax consequences of the grant and the exercise thereof. We believe that we will bear no tax consequences in connection with such grant or exercise. The Director Share Incentive Option Plan was cancelled in July 2004 with respect to any share capital previously reserved and not yet allocated as well as any share capital that becomes unallocated from time to time as outstanding options expire or are forfeited. As of February 29, 2012, there are no outstanding options under the Director Share Incentive Plan (1994).

On October 24, 2000, the board of directors adopted the Silicom Ltd. US Share Option Plan (2000). This Plan is intended to constitute a means of providing additional incentive to officers, consultants and certain other present and future employees and directors of the Company and its subsidiaries. Pursuant to the Plan, the Company may grant both Incentive Stock Options (as such term is defined in Section 422 of the Internal Revenue Code of 1986, as amended; "ISOs") and Nonqualified Stock Options (“NSOs”), provided, however, that only our employees or employees of our subsidiaries can receive ISOs. The Plan is administered by the board of directors, which has full authority to grant options under the Plan. Under the terms of the Plan, up to a maximum of 200,000 of our ordinary shares are reserved for issuance, subject to certain adjustments. The exercise price of the options granted under the Plan shall be not less than 100 percent (or, in the case of a grant of ISO's to a holder of more than 10% of the Company's outstanding shares, 110 percent) of the fair market value (as defined in the Plan) of the ordinary shares subject to the option on the date the option is granted. The vesting period of the options is subject to the discretion of the Board. The term of ISOs shall not exceed 10 years from the date on which they are granted (or 5 years, in the case of optionees who hold more than 10% of our outstanding shares). In total, as of February 29, 2012, we have granted 22,600 options pursuant to the US Share Option Plan (2000) to employees of our US subsidiary – Silicom Connectivity Solutions, Inc., of which 11,300 were returned to the Company due to certain employees who left their positions not exercising their options and 2,500 expired without exercise due to the expiration of their term.

On December 30, 2004, our shareholders adopted our Share Option Plan (2004). Under the original terms of the Share Option Plan (2004) up to a maximum of 282,750 of our ordinary shares are reserved for issuance, subject to certain adjustments, upon the exercise of options granted to employees, directors, officers, consultants and service providers. In December 2007, the Board of Directors increased the number of our ordinary shares available for issuance under the Share Option Plan (2004) by 300,000. The Share Option Plan (2004) is administered by the board of directors, which designates the optionees, dates of grant, vesting periods and the exercise price of options. The options are non-assignable except by the laws of descent. Certain tax advantages apply to certain of our directors, officers and employees with respect to options granted to them under the Share Option Plan (2004). As of February 29, 2012, we have granted a total of 791,000 options under the Share Option Plan (2004), of which  (i) 160,000 options were granted to Mr. Avi Eizenman, such that (a) 30,000 at an exercise price of $2.53 and at a termination date of December 30, 2014; (b) 40,000 expired in July 2008, (c) 40,000 at an exercise price of $3.82 and at a termination date of the earlier to occur of October 15, 2016 or the closing price of our shares falling below $1.91 and (d) 50,000 at an exercise price of $18.82 and at a termination date of the earlier to occur of December 21, 2018 or the closing price of our shares falling below $9.41, (ii) 30,000 options were granted to Mr. Yehuda Zisapel, at an exercise price of $2.53 and at a termination date of December 30, 2014, (iii) 160,000 options were granted to Mr. Shaike Orbach, such that (a)30,000 at an exercise price of $2.53 and at a termination date of December 30, 2014, (b) 40,000 expired in July 2008,(c) 40,000 at an exercise price of $3.82 and at a termination date of the earlier to occur of October 15, 2016 or the closing price of our shares falling below $1.91, and (d) 50,000 at an exercise price of $18.82 and at a termination date of the earlier to occur of December 21, 2018 or the closing price of our shares falling below $9.41 (iv) 30,000 options were granted to Ms. Einat Domb-Har at an exercise price of $2.53 and at a termination date of December 30, 2014 ; and (v) 30,000 options were granted to Mr. Ilan Kalmanovich, our former external director, at an exercise price of $2.53 and at a termination date of December 30, 2014. 23,500 of the options granted under the Share Option Plan (2004) were returned to the company due to certain employees who left their positions not exercising their options and 197,500 of the options granted under the Share Option Plan (2004) expired without exercise due to the expiration of their term.

C.          Board Practices

Each of Zohar Zisapel, Avi Eizenman and Shaike Orbach was elected to the board of directors most recently on April 13, 2011 to serve until the next Annual Shareholders' Meeting, which is scheduled for April 11, 2012. Messrs. Zohar Zisapel and Avi Eizenman are both Founders of the Company, and Avi Eizenman has served as a Director since our inception in 1987. On June 30, 2004 Ms. Einat Domb-Har and Mr. Ilan Kalmanovich were elected to the board of directors of the Company to hold office as external directors for a period of three years in accordance with Section 245(a) of the Companies Law – 1999. On September 23, 2007, the appointments of each of Ms. Einat Domb-Har and Mr. Ilan Kalmanovich as external directors were extended for additional three-year terms. On July 1, 2010, the terms of service of Mr. Ilan Kalmanovich and Ms. Einat Domb-Har as external directors in the Company expired. On September 2, 2010, the appointment of Ms. Einat Domb-Har as external director was extended for an additional three-year term, and Mr. Ilan Erez was elected to hold office as external director for a period of three years.

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

External Directors; Audit Committee

Under the Israeli Companies Law-1999, companies registered under the laws of Israel the shares of which have been offered to the public in or outside of Israel are required to appoint no less than two external directors. No person may be appointed as an external director if such person is a relative (as defined in the Israeli Companies Law) of a controlling shareholder or if such person, or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with any of either the company,  any entity or person controlling, controlled by or under common control with the company, or relatives of such person. The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder.

Pursuant to a recent amendment to the Companies Law, which was passed by the Israeli legislature, the Knesset, in March 2011 and which came into effect gradually during the year 2011 (the “Amendment”), the scope of the persons who may not be appointed as external directors was expanded to also include (i) relatives of the controlling shareholder, and (ii) if the company does not have a controlling shareholder or a shareholder who holds company shares entitling him to vote at least 25% of the votes in a shareholders meeting, any person or such person’s relative, partner, employer or any entity under the person’s control, who has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the Chairman of the Board, Chief Executive Officer, a substantial shareholder who holds at least 5% of the issued and outstanding shares of the company or voting rights which entitle him to vote at least 5% of the votes in a shareholders meeting, or the Chief Financial Officer.

A person shall be qualified to serve as an external director only if he or she possesses “expertise in finance and accounting” or “professional qualifications”. At least one external director must possess expertise in finance and accounting.

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

No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Additionally, subsequent to the Amendment, no person may serve as an external director if the person, the person’s relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, excepting negligible relationships, or if such person received from the company any compensation as an external director in excess of what is permitted by the Israeli Companies Law. If, at the time external directors are to be appointed, all current members of the board of directors who are not controlling shareholders or relatives of such shareholders are of the same gender, then at least one external director must be of the other gender.

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority includes at least one half of the shares held by non-controlling and disinterested shareholders who are present and voting at the meeting; or
•
the total number of shares held by non-controlling and disinterested shareholders that voted against the election of the director does not exceed two percent of the aggregate voting rights in the company.

Under the Companies Law, the initial term of an external director is three years, and generally may be extended for up to two additional three year terms (unless otherwise restricted in the articles of association to only one additional term), subject to certain conditions (which following the Amendment Date also depend on whether the external director was nominated by the board of directors or by the shareholders). External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment, violate their duty of loyalty to the company or are found by a court to be unable to perform their duties on a full time basis. External directors may also be removed by an Israeli court if they are found guilty of bribery, fraud, administrative offenses in a company or use of inside information. Each committee of a company’s board of directors which has been granted any authority normally reserved for the board of directors must include at least one external director.

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

Audit Committee

The Israeli Companies Law-1999 requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of our business and approving related party transactions as required by law, and following the Amendment, the responsibilities of the audit committee now also include approving the terms of compensation of company officers, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his role and to regulate the company's rules on employee complaints, reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities. An audit committee must consist of at least three directors, including all the external directors of the company, and pursuant to the Amendment, a majority of the members of the audit committee must be independent or external directors. Following the Amendment, the Companies Law now defines independent directors as either external directors or directors who: (1) meet the requirements of an external director, other than the requirement to possess accounting and financial expertise or professional qualifications, with Audit Committee confirmation of such; (2) have been directors in the company for an uninterrupted duration of less than 9 years (and any interim period during which such person was not a director which is less than 2 years shall not be deemed to interrupt the duration); and, (3) were classified as such by the company.

The following persons may not be a member of the audit committee:

•	The chairman of the board of directors,
•	Any director employed by or otherwise providing services to the company or to the controlling shareholder or entity under such controlling shareholder's control,
•	Any director who derives his salary primarily from a controlling shareholder,
•	A controlling shareholder, or
•	Any relative of a controlling shareholder.

Subsequent to the Amendment: (1) the chairman of the audit committee must be an external director, (2) the required quorum for audit committee meetings and decisions is a majority of the committee members, of which the majority of members present must be independent and external directors, and (3) any person who is not eligible to serve on the audit committee is further restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not for the actual votes, and likewise, company counsel and secretary who are not controlling shareholders or relatives of such shareholders may be present in the meetings and for the decisions if such presence is requested by the audit committee.

Currently, Ms. Einat Domb-Har, Mr. Ilan Erez and Mr. Zohar Zisapel serve as members of our audit committee, and Ms. Domb-Har serves as the chairperson.

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

Internal Auditor

Under the Israeli Companies Law-1999, the board of directors of a public company must appoint an internal auditor, who is nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether our actions comply with the law and orderly business procedure. Under the Israeli Companies Law-1999, the internal auditor may be an employee of the company but not an office holder (as defined in Item 10 below), or an affiliate, or a relative of an office holder or affiliate, and he or she may not be our independent accountant or its representative. Doron Cohen of Fahn Kaneh Control Management Ltd. (a subsidiary of Fahn Kanne & Co. - Grant Thornton Israel) serves as our internal auditor.

D.          Employees

The number of employees over the last three financial years is set forth in the table below.

As of December 31	2009	2010	2011
Total Employees	76	85	96
Marketing, Sales, Customer Services	10	10	12
Research & Development	25	30	31
Manufacturing	33	37	44
Corporate Operations and Administration	8	8	9

As of February 29, 2012, we had 99 employees, including 13 in marketing, sales and customer services, 32 in research and development, 45 in manufacturing, and 9 in corporate operations and administration. All such employees, except for 2 employees in the United States, are based in Israel. We consider our relations with our employees excellent and have never experienced a labor dispute, strike or work stoppage. None of our employees is represented by a labor union. We do not employ a significant number of temporary employees, but we do use temporary employees from time to time, as necessary.

In Israel we are subject to certain labor statutes and national labor court precedent rulings, as well as to certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations including the Industrialists' Associations. These provisions of collective bargaining agreements are applicable to our Israeli employees by virtue of expansion orders issued in accordance with relevant labor laws by the Israeli Ministry of Labor and Welfare, and which apply such agreement provisions to our employees even though they are not directly part of a union that has signed a collective bargaining agreement. The laws and labor court rulings that apply to our employees principally concern the minimum wage laws, procedures for dismissing employees, determination of severance pay, leaves of absence (such as annual vacation or maternity leave), sick pay and other conditions for employment. The expansion orders which apply to our employees principally concern the requirement for length of the work day and workweek, mandatory contributions to a pension fund, annual recreation allowance, travel expenses payment and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums.

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

A general practice followed by the Company, is the contribution of funds on behalf of most of its employees either to a fund known as managers' insurance or to a pension fund, or to a combination of both. Such practice was further reinforced by the Company in July 1, 2008, when the Company entered into agreements with a majority of its employees in order to implement Section 14 to the Severance Pay Law, according to which the payment of monthly deposits by the Company into managers’ insurance and/or pension fund are in respect of severance obligation to such employees. See Note 9 of our consolidated financial statements. These funds provide a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay or part of it, if legally entitled, upon termination of employment. Each employee contributes an aggregate amount equal to between 5% and 5.5% of his base salary to such funds, and we contribute, in the aggregate, between 13.3% and 15.8% of the employee’s base salary, with such amount including the 8.33% which is contributed as severance pay as noted above.

E.           Share Ownership

The following table sets forth, as of February 29, 2012, the number of Shares owned by officers, directors and senior management of the Company.  The percentages shown are based on 6,928,963 shares outstanding as of February 29, 2012:

Name and Address	Number of Shares and Options Owned1	Percent of Outstanding Shares
Zohar Zisapel2	1,511,722	21.82%
Avi Eizenmann	235,698	3.37%
Shaike Orbach	*	*
Einat Domb Har	*	*
Ilan Kalmanovich	*	*
Eran Gilad	*	*
All directors and officers as a group	1,753,045	25.03%

* Denotes ownership of less than 1% of the outstanding shares.

1              The table above includes the number of shares and options that are exercisable within 60 days of February 29, 2012. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. To our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.
2              Based on Schedule 13D/A filed on March 5, 2009.

See also “Item 6. Directors and Senior Management – Compensation.”

Item 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The shareholders of the Company who beneficially own over 5% or more of each class of shares, as well as the number of shares owned and the percentage of outstanding shares owned by each, and additional information, is set forth below. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Name of Shareholder	Number of Shares and Options Owned1	Percentage of Outstanding Shares	Any Significant Change in Past 3 Years
Zohar Zisapel2	1,511,722	21.82%	no change

1            The table above includes the number of shares and options that are exercisable within 60 days of February 29, 2012. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. To our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.
2            Based on Schedule 13D/A filed on March 5, 2009.

As of February 29, 2012, there were approximately 10 record holders of ordinary shares, including approximately 7 record holders in the United States. Collectively, these 7 record holders in the United States held approximately 1% of the outstanding ordinary shares.

B.            Related Party Transactions

Messrs. Yehuda and Zohar Zisapel are brothers and are our founders. On July 15, 2010 Mr. Yehuda Zisapel resigned from serving as director on our board of directors, and on September 2, 2010, Mr. Zohar Zisapel was appointed as a director on our board. Messrs. Yehuda and Zohar Zisapel are also founders, directors and principal shareholders of several other corporations within the “Rad Group”, as described in “Item 6. Directors, Senior Management and Employees”.

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

The Rad Group provides us with certain services, and is reimbursed by us for the costs of providing such services. During 2011, we purchased from the Rad Group internet services for an amount of up to $36,000, testing services for our products for an amount of up to $61,000 and car leasing services for an amount of up to $5,000. We also sub-lease office space in Paramus, New Jersey, for an amount of up to $10,000 (monthly rent payments of approximately $800) from Radcom Equipmet, Inc., an affiliated company of the Rad Group. We began to sub-lease this space in February 2004; the sub-lease was in effect until January 31, 2006 and was renewed for additional one-year periods through January 31, 2012. On January 31, 2012, we extended the sub-lease for an additional one-year period until January 31, 2013.

During 2011, we sold external bypass switches and Server Adapters to members of the Rad Group for an amount of approximately $350,000.

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

On July 22, 2002, our audit committee and the Board of Directors approved an Indemnification Agreement with our directors and officers. Our shareholders approved the terms of this agreement in a General and Extraordinary Meeting held on January 7, 2004. In the March 2005 amendment to the Israeli Companies Law-1999, the instances in which a company may indemnify its officers and directors were broadened. In December 2007 each of our Audit Committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers so as to reflect this amendment. Our shareholders approved the terms of this new Indemnification Agreement in January 2008. The Agreement provides that our directors and officers will be exempt from liability in certain circumstances. The Agreement also provides for the indemnification by the Company for certain obligations and expenses imposed on the officer in connection with act performed in his or her capacity as an officer of the Company. This right to indemnification is limited, and does not cover, among other things, a breach of an officer’s duty of loyalty, a willful breach of an officer’s duty of care, or a reckless disregard for the circumstances or consequences of a breach of a duty of care. The right to indemnification also does not cover acts that are taken intentionally to unlawfully realize personal gain. The maximum amount of our liability under these Indemnification Agreements for any monetary obligation imposed on an officer or a director in favor of another person by a judgment is currently $3,000,000 for each instance of a covered scenario. In addition we would be liable to indemnify the officer or director for all reasonable litigation expenses with respect to certain proceedings.

We have maintained liability insurance for our directors and officers. On September 23, 2007 our shareholders approved the procurement of a policy, which provides for total coverage of up to $4,000,000. All of our directors are parties to our Indemnification Agreements and are covered by our directors and officers insurance policy.

See also “Item 6. Directors and Senior Management – Compensation.”

Item 8.     FINANCIAL INFORMATION

A.          Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are included herein on pages F-1 through F-36.

A1. See Item 18 for our consolidated financial statements.

A2. See Item 18 for our consolidated financial statements, which cover the last three financial years.

A3. See page F-2 for the audit report of our accountants, entitled “Report of Independent Registered Public Accounting Firm.”

A4. Not applicable.

A5. Not applicable.

A6. See Note 16 to our audited consolidated financial statements included in Item 18 of this annual report for the amount of our export sales.

A7. Litigation

On March 2, 2012 Internet Machines LLC, a Texas limited liability company filed a patent infringement lawsuit against numerous defendants (including many switch manufacturers) with respect to certain patents for switches, and included our US subsidiary amongst the list of defendants named in such lawsuit. The lawsuit claims that the defendants have infringed certain patents purported to be owned by Internet Machines LLC and seeks unspecified compensation for damages as well as injunctive relief. We are currently considering our next steps with respect to this complaint, the outcome of which is uncertain, and as such an estimate of a contingency, if any, cannot be made at this time. Other than the above, we are not a party to any material litigation and we are not aware of any pending or threatened litigation that would have a material adverse effect on us or our business.

A8. Dividend Policy

The Company does not currently pay any dividends, and at the present time has no intention to distribute any dividends.  The distribution of any dividends would be subject to legal considerations and limitations under applicable law.

B.          Significant Changes

Since the date of the annual financial statements included in this Annual Report, no significant changes have occurred.

Item 9.     THE OFFER AND LISTING

A.          Offer and listing details

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

The table below sets forth the high and low reported sales prices in dollars of our ordinary shares, as reported by NASDAQ during the indicated periods:

PERIOD	HIGH	LOW
LAST 6 CALENDAR MONTHS
February 2012	17.96	16.44
January 2012	20.33	17.30
December 2011	18.00	16.93
November 2011	18.75	15.90
October 2011	19.33	13.11
September 2011	15.98	13.10
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
Fourth Quarter 2011	19.33	13.11
Third Quarter 2011	20.75	12.17
Second Quarter 2011	21.91	17.00
First Quarter 2011	21.85	16.00
Fourth Quarter 2010	19.54	13.61
Third Quarter 2010	14.60	8.02
Second Quarter 2010	10.79	8.07
First Quarter 2010	11.49	8.50
FIVE MOST RECENT FULL FINANCIAL YEARS
2011	21.91	12.17
2010	19.54	8.02
2009	10.20	4.11
2008	16.75	2.87
2007	28.24	8.40

On December 27, 2005, our shares commenced trading on the Tel Aviv Stock Exchange in Israel under the symbol “SILC” (in Hebrew letters). The following table sets forth, for the periods indicated, the high and low reported sales prices, in NIS, of the ordinary shares on the Tel Aviv Stock Exchange:

PERIOD	HIGH	LOW
LAST SIX CALENDAR MONTHS
February 2012	69.16	61.58
January 2012	73.00	65.89
December 2011	69.00	64.66
November 2011	67.54	59.20
October 2011	68.50	50.50
September 2011	61.69	52.26
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
Fourth Quarter 2011	69.00	50.50
Third Quarter 2011	70.05	44.16
Second Quarter 2011	72.50	59.82
First Quarter 2011	80.64	55.25
Fourth Quarter 2010	71.20	50.01
Third Quarter 2010	54.97	30.31
Second Quarter 2010	40.14	31.81
First Quarter 2010	43.63	30.40
FIVE MOST RECENT FULL FINANCIAL YEARS
2011	80.64	44.16
2010	71.20	30.31
2009	44.44	16.20
2008	59.80	13.05
2007	111.70	36.31

Item 10.  ADDITIONAL INFORMATION

A.          Share Capital

Not applicable

B.          Memorandum and Articles of Association

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

The Israeli Companies Law-1999

We are subject to the provisions of the Israeli Companies Law, which became effective on February 1, 2000. The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder, as defined in the Israeli Companies Law, is a general manager, chief business manager, deputy general manager, vice general manager, executive Vice-President, Vice-President, another manager directly subordinate to the managing director, any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title, or a director. Each person listed in the table in “Item 6. Directors, Senior Management and Employees” above is an office holder.

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

Subject to certain exceptions provided for in the regulations to the Israeli Companies Law, agreements regarding directors’ terms of compensation require the approval of the audit committee, board of directors and the shareholders of the company. In all matters in which a director has a personal interest, including matters of his or her terms of compensation, he or she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered, however subsequent to the Amendment, with respect to an office holder, he/she may be present at the meeting discussions if the chairman determines that the presence of the office holder is necessary in order to present the matter. However, if a majority of the audit committee or of the board of directors has a personal interest in the matter then:

•	all of the directors are permitted to vote on the matter and attend the meeting in which the matter is considered; and

•	the matter requires approval of the shareholders at a general meeting.

According to the Israeli Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. Such requirements also apply to certain shareholders of a public company, with respect to private placements that will increase their relative holdings in the company. The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company, and the definition for these purposes also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder or to the provision of services to the company by such controlling shareholder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval must either include at least one-half of the shares held by disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company. Following the Amendment, agreements and extraordinary transactions as aforesaid, with duration exceeding three years, are subject to re-approval once every three years by the audit committee, board of directors and the shareholders of the company. Extraordinary transactions may be approved in advance for a period exceeding three years if the audit committee determines such approval reasonable under the circumstances. In addition, agreements and extraordinary transactions with duration exceeding three years which were approved prior to the Amendment will need to be re-approved by the proper corporate actions at the later of (i) the first general meeting held after May 14, 2011, (ii) November 14, 2011 or (iii) the expiration of three years from the date on which they were originally approved, even though they were properly approved prior to the passing of the Amendment.

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

Furthermore, the Companies Law requires that a shareholder refrain from acting in a discriminatory manner towards other shareholders.

The Companies Law does not describe the substance of the aforementioned duties of shareholders, but provides that laws applicable to a breach of contract, adjusted according to the circumstances shall apply to a breach of such duties. With respect to the obligation to refrain from acting discriminatorily, a shareholder that is discriminated against can petition the court to instruct the company to remove or prevent the discrimination, as well as provide instructions with respect to future actions.

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company's articles of association, has the power to appoint or prevent the appointment of an office holder in the company is under a duty to act with fairness towards the company. The breach of such duty is governed by Israeli contract laws. The Israeli Companies Law does not describe the substance of this duty to act with fairness, but provides that laws applicable to a breach of contract, adjusted according to the circumstances, and taking into account the status within the company of such shareholder, shall apply to a breach of such duty. The Israeli Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the audit committee, by the board of directors and by the general meeting of the shareholders.

As stated above, the Israeli legislature, the Knesset, approved the Amendment to the Israeli Companies Law which came into effect during 2011. The main purpose of the Amendment is to revise and enhance existing provisions governing corporate governance practices of Israeli companies, and the changes in the Amendment were described and incorporated into the above discussions of the Company. Additional changes to the Companies Law pursuant to the Amendment include:

•
Code of Corporate Conduct. A code of recommended corporate governance practices has been attached as an annex to the Companies Law. In the explanatory notes to the legislation, the Knesset  noted that an "adopt or disclose non-adoption" regulation would be issued by the Israeli Securities Authority with respect to such code. As of the date of this Annual Report, the Israeli Securities Authority has not issued any regulations yet with respect to this code, and it has not been determined to what extent this code will be relevant to Israeli companies that are also listed on non-Israeli stock exchanges.

•
Fines. The Israeli Securities Authority shall be authorized to impose fines on any person or company performing a violation, in connection with a publicly traded company which reports to the Israeli Securities Authority, and specifically designated as a violation under the Amendment.

Although we expect to be in compliance with the Companies Law, there is no assurance that we will not be required to adjust our current corporate governance practices, as discussed in this annual report, pursuant to the provisions of the Amendment.

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

Under the Securities Law Amendment, a company cannot obtain insurance against or indemnify a third party (including its officers and/or employees) for any administrative procedure and/or monetary fine (other than for certain legal expenses and payments of damages to an injured party).  The Securities Law Amendment permits insurance and/or indemnification for expenses related to an administrative procedure, such as reasonable legal fees, provided that it is permitted under the company's articles of association. In January 2012 each of our Audit Committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers so as to reflect this amendment, subject to approval of our shareholders to the relevant changes required to our Articles of Association. Our shareholders have been asked to approve these amendments to the Articles of Association and a revised form of Indemnification Agreement for directors at the Annual General Meeting of the Shareholders scheduled for April 11, 2012.

We continue to examine the implications of the Securities Law Amendment; however, its effect and consequences, as well as our scope of exposure, are yet to be entirely determined in practice. There is no assurance that we will not be required to take certain actions in order to enhance our compliance with the provisions of the Amendment, such as adopting and implementing an internal enforcement plan to reduce our exposure to potential breaches of the Israeli Securities Law, or amending our articles of association to permit insurance and/or indemnification as contemplated by this amendment.

NASDAQ Listing Rules and Home Country Practices

In accordance with Israeli law and practice and subject to the exemption set forth in NASDAQ Listing Rule 5615(a)(3), we follow the provisions of the Israeli Companies Law – 1999, with respect to the following requirements:

•
Distribution of annual and quarterly reports to shareholders – Under Israeli law we are not required to distribute annual and quarterly reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders. We do however make our audited financial statements available to our shareholders prior to our annual general meeting and furnish our quarterly and annual financial results with the Securities and Exchange Commission on Form 6-K.

•
Independence, Nomination and Compensation of Directors – A majority of our board of directors is not comprised of independent directors as defined in NASDAQ Listing Rule 5605(a)(2). Our board of directors contains two external directors in accordance with the provisions contained in Sections 239-249 of the Israeli Companies Law – 1999. Israeli law does not require, nor do our external directors conduct, regularly scheduled meetings at which only they are present. In addition, with the exception of our external directors, our directors are elected for terms of one year or until the following annual meeting, by a general meeting of our shareholders. The nominations for director which are presented to our shareholders are generally made by our directors. Pursuant to the Amendment, one or more shareholders of a company holding at least one percent of the voting power of the company may nominate a currently serving external director for an additional three year term. Israeli law does not require the adoption of and our board has not adopted a formal written charter or board resolution addressing the nomination process and related matters. Compensation of our directors and other officers is determined in accordance with Israeli law.

•
Audit Committee –  Our audit committee does not meet with all the requirements of NASDAQ Listing Rule 5605. We are of the opinion that the members of our audit committee comply with the requirements of NASDAQ Listing Rule 5605(c)(3) and Rule 10A-3(b) of the general rules and regulations promulgated under the Securities Act of 1933 and all requirements under Israeli law. Our audit committee has not adopted a formal written audit committee charter specifying the items enumerated in NASDAQ Listing Rule 5605(c)(1).

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

C.          Material Contracts

All of our contracts over the past two years have been entered into in the ordinary course of business, except for our real property leases. Information regarding our real property leases is provided in “Item 4. Information on the Company – Property, Plant and Equipment” and "Item 19. Exhibits".

D.          Exchange Controls

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

E.           Taxation

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

General Corporate Tax

Israeli companies are subject to corporate tax at the rate of 24% in the 2011 tax year and 25% as of the 2012 tax year. However, the effective tax rate payable by a company which derives income from an Approved Enterprise (as further discussed below) may be considerably less.

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

The Second Amendment to the Investment Law

The Israeli legislature, the Knesset, approved significant changes to the Investment Law, which revamped the tax incentive regime in Israel and which became effective as of January 1, 2011. The main changes enacted under the Second Amendment are, inter alia, as follows:

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

 “Preferred Income” is defined by the Second Amendment as income from the sale of products of the Preferred Enterprise (including components that were produced by other enterprises); income from the sale of semiconductors by other non related enterprises which use the Preferred Enterprise’s self-developed know-how; income for providing a right to use the Preferred Enterprise’s know how or software; royalties from the use of the know-how or software which was confirmed by the Head of The Investment Center to be related to the production activity of the Preferred Enterprise and services with respect to the aforementioned sales. In addition, the definition of “Preferred Income” also includes income from the provision of industrial R&D services to foreign residents to the extent that the services were approved by the Head of Research for the Industrial Development and Administration.

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

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at a rate of 15% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company no tax will be withheld. Such an exemption may apply under the transition rules also to dividends distributed to an Israeli company by an Israeli company which owns an Approved Enterprise or a Benefited Enterprise and which elected to convert to the new law until June 30, 2015 (in respect to their existing programs).

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

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Such expenditures not so approved are required to be deducted over a three-year period. Though we received such approvals for the years 2006, 2007 and 2008 and could deduct the expenditures in the year the expenditures were incurred, we chose to deduct the expenditures over a three-year period. We also received such approvals for the years 2009 and 2010 and deducted such expenditures in the year the expenditures were incurred.

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

On January 1, 2003 an amendment to the Israeli tax regime became effective. This was followed by new amendments made to the Israeli Income Tax Ordinance which were enacted in 2011 which have an effect for income derived as of 2012.

An individual is subject to a 25% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a "substantial shareholder" (generally a shareholder with 10% or more of the right to profits, right to nominate a director and voting rights) in the company issuing the shares.

A substantial shareholder will be subject to tax at a rate of 30% in respect of real capital gains derived from the sale of shares issued by a company in which he or she is a substantial shareholder. The determination of whether the individual is a substantial shareholder will be made on the date on which the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding the date of sale, he or she was a substantial shareholder.

However, capital gains derived from selling shares which were purchased before 2012 will be linearly split and the portion of the gains attributed to the period the shares were held prior to 2012 will be taxed for an individual at the older rate of 20% (and 25% for a substantial shareholder).

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

Taxation of Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends (other than bonus shares or stock dividends) to Israeli individuals and foreign resident individuals and corporations we would be required to withhold income tax at the rate of 25-30%.  If the income out of which the dividend is being paid is attributable to an Approved Enterprise or Benefited Enterprise under the Investment Law, the rate is 15%.  A different rate may be provided for in a treaty between Israel and the shareholder’s country of residence.  Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise or Benefited Enterprise, then we are required to withhold income tax at a rate of 12.5% with respect to shareholders that are U.S. corporations and held at least 10% of our voting power in the 12 month period preceding the distribution of such dividends.

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

Tax Assessment

The Company and its subsidiary file income tax returns in Israel and in the US. The Israeli tax returns of the Company are open to examination by the Israeli tax authorities for the tax years beginning in 2008. The Federal tax returns of the US subsidiary are open to examination by the Federal tax authorities for tax years beginning in 2008, and the NJ State tax returns of the US subsidiary are open to examination by the NJ state tax authorities for the tax years beginning in 2007.

F.           Dividends and Paying Agents

Not applicable

G.          Statement by experts

Not applicable

H.          Documents on Display

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

I.            Subsidiary information

Not applicable

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

Interest Rate Risk

As of December 31, 2011, our investment portfolio consisted of approximately $32.7 million invested in corporate debt securities and government debt securities. These securities are classified as "held to maturity".  The majority of the Company's investments (approximately 95%) are in fixed-rate instruments, while a small portion of its investments (approximately 5%) are in variable-rate instruments. Therefore, the Company's exposure to interest rate risk from variable-rate instruments is very limited and not material to the Company. In addition, since the securities are "held to maturity", any changes in fair value of the Company's instruments due to fluctuations in the interest rates, that are not classified as OTTI, do not affect the Company's profit or loss.

For quantitative information on the Company's marketable securities, please see Note 4 to our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2011 we did not have any short or long term interest bearing loans or debts, hence with respect to the Company's business operations, we do not have any exposure to interest rate risk.

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

As of December 31, 2011 we had accounts receivable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $1,434 thousand. Market risk was estimated as the potential decrease in balance resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the balance of our accounts receivable would decrease by $130 thousand. As of December 31, 2011 we had accounts payable in New Israeli Shekels (NIS) or linked thereto in the amount of $5,184 thousand. Market risk was estimated as the potential increase in balance resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such decrease in the Dollar exchange rate, the balance of our accounts payable would increase by $576 thousand.

In 2011 there was an increase of 7.66% in the Dollar exchange rate which resulted in an aggregate decrease in the fair value of our assets of $421 thousand and an aggregate decrease in the fair value of our liabilities of $535 thousand.

Since the majority of our revenues are denominated and paid in U.S. dollars, we believe that fluctuations in the U.S. dollar exchange rate do not have a significant effect on our accounts receivable. Inflation in Israel and the Israeli currency as well as U.S. dollar exchange rate fluctuations may have only a limited effect on our accounts payable, as described above.

The Company’s operating expenses may be affected by fluctuations in the value of the U.S dollar as it relates to the NIS. By way of example, a hypothetical 10% weakening in the value of the dollar relative to the currencies in which the Company’s operating expenses are denominated in 2011 would have resulted in an increase in operating expenses of approximately $725 thousand for the year ended December 31, 2011.

As of December 31, 2011, all of our investments, other than a portion of our cash and cash equivalents comprising a small portion of our overall investment portfolio, consisted of investments denominated in US dollars, and our portfolio is therefore not subject to significant exposure to foreign currency exchange risk.

As of December 31, 2011, we were not engaged in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations.

Credit Risk

Our investment portfolio includes held to maturity marketable securities. These securities include investments issued by highly rated corporations or investments issued by agencies of governments. As of December 31, 2011, the rating of the securities in our portfolio was at least A-. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations), which were exacerbated by the recent turmoil that has affected the financial markets and the global economy and caused credit issues for a number of reputable financial institutions. Any changes in fair value of the Company's investment securities due to credit risk do not affect the Company's profit or loss unless there is other-than-temporary impairment (OTTI) (referred to in ASC 320-10 (formally known as FSP FAS 115-2) and ASC 958-320 (formally known as FAS 124-2).

As of December 31, 2011, we were not required to adjust the carrying value of our investment securities since there were no other-than-temporary impairments.

Item 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II.

Item 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e) and Rule 15d-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective.

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

Management assessed our internal control over financial reporting as of December 31, 2011, the end of our fiscal year. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control —Integrated Framework."

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2011 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. We reviewed the results of management’s assessment with the Audit Committee of our Board of Directors.

This annual report includes, on page F-2 of this form 20-F, an attestation report of the Company's registered public accounting firm on management's assessment of the Company's internal control over financial reporting.

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

Item 15T. CONTROLS AND PROCEDURES

Not Applicable.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2011 and 2010, audit-related services and tax services rendered by Somekh Chaikin, a member firm of KPMG International.

	2010	2011
Audit Fees(1)	$95,000	$105,000
Audit-Related Fees(2)	$5,000	-
Tax Fees and Other Tax-Related Fees (3)	$16,000	$8,000

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

(3) Tax Fees and Other Tax-Related Fees consist of compliance fees for the preparation of original and amended tax returns and claims for refunds, and other fees billed for tax-related products and services.

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

Not Applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

Item 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not Applicable.

Item 16G. CORPORATE GOVERNANCE

Our corporate governance practices differ from those followed by domestic companies as required under the listing standards of the NASDAQ Global Market, due to an exemption that we obtained from NASDAQ as foreign private issuer which enables us to comply with our home country laws of the State of Israel in lieu of NASDAQ Listing Rules. We follow the provisions of the Israeli Companies Law – 1999 with respect to the following:

•
We are not required to distribute annual and quarterly reports directly to shareholders, but we do make our audited financial statements available to our shareholders prior to our annual general meeting and furnish our quarterly and annual financial results with the Securities and Exchange Commission on Form 6-K.

•
A majority of our board of directors is not comprised of independent directors as defined in the NASDAQ Listing Rules, but our board of directors contains two external directors in accordance with the Israeli Companies Law – 1999. Israeli law does not require, nor do our external directors conduct, regularly scheduled meetings at which only they are present. In addition, with the exception of our external directors, our directors are elected for terms of one year or until the following annual meeting, by a general meeting of our shareholders. The nominations for director which are presented to our shareholders are also generally made by our directors. Pursuant to the Amendment, one or more shareholders of a company holding at least one percent of the voting power of the company may nominate a currently serving external director for an additional three year term. Israeli law does not require the adoption of and our board has not adopted a formal written charter or board resolution addressing the nomination process and related matters. Compensation of our directors and other officers is determined in accordance with Israeli law.

•
Our audit committee has not adopted a formal written audit committee charter specifying the items enumerated in NASDAQ Listing Rule 5605(c)(1). We believe that the members of our audit committee comply with the requirements of the Israeli law, as well as NASDAQ Listing Rule 5605(c)(3) and Rule 10A-3(b) of the general rules and regulations promulgated under the Securities Act of 1933. For a detailed discussion please refer to "Item 6. Directors, Senior Management and Employees- Audit Committee".

•
As opposed to NASDAQ Listing Rule 5620(c)(3), which sets forth a minimum quorum for a shareholders meeting, under Israeli law a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our current articles of association provide that a quorum of two or more shareholders, present in person or by proxy, holding shares conferring in the aggregate more than thirty three and a third (33 1/3%) percent of the voting power of the Company is required.

•
All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions set forth in the Israeli Companies Law-1999, and are not subject to the review process set forth in NASDAQ Listing Rule 5630. For a detailed discussion please refer to "Item 10. Additional Information- the Israeli Companies Law-1999".

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

Item 16H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III.

Item 17.  FINANCIAL STATEMENTS

Not Applicable

Item 18.  FINANCIAL STATEMENTS

See pages F-1 to F-36.

Item 19.  EXHIBITS

1.1
Amended and Restated Articles of Association, adopted on January 24, 2008, filed by us as an Exhibit to our registration statement on Form S-8, as filed with the Securities and Exchange Commission on February 11, 2008, and incorporated herein by reference.

4.1
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
Shaike Orbach
Chief Executive Officer

March 20, 2012

Silicom Ltd.

and its Subsidiary

Consolidated
Financial Statements

As of and for the year ended December 31, 2011

Silicom Ltd. and its Subsidiary

Consolidated Financial Statements as of December 31, 2011

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders of Silicom Ltd.

We have audited the accompanying consolidated balance sheets of Silicom Ltd. and its subsidiary (hereinafter - “the Company”) as of December 31, 2011 and 2010 and the related consolidated statements of , changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011. We also have audited the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with generally accepted accounting principles in the United States. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the COSO.

Somekh Chaikin

Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
March 19, 2012

Silicom Ltd. and its Subsidiary

Consolidated Balance Sheets as of December 31

		2010	2011
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	3	6,657	11,483
Short-term bank deposits	2E	9,209	5,010
Marketable securities	2F, 4	8,044	9,027
Accounts receivable:
Trade, net	2G	6,762	8,613
Other	5	886	1,597
Inventories	6	8,140	11,173
Deferred tax assets	14H	50	48

Total current assets		39,748	46,951

Marketable securities	4	21,560	23,667

Assets held for employees’ severance benefits	9	1,302	1,275

Deferred tax assets	14H	219	135

Property, plant and equipment, net	7	650	837

Total assets		63,479	72,865

Avi Eizenman	Shaike Orbach	Eran Gilad
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Kfar-Saba, Israel
March 19, 2012

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiary

Consolidated Balance Sheets as of December 31 (Continued)

		2010	2011
	Note	US$ thousands	US$ thousands

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable		3,753	3,978
Other accounts payable and accrued expenses	8	2,074	2,460

Total current liabilities		5,827	6,438

Long-term liability
Liability for employees’ severance benefits	9	2,222	2,153

Total liabilities		8,049	8,591

Commitments and contingencies	10

Shareholders’ equity	11
Ordinary shares, NIS 0.01 par value; 10,000,000 shares
authorized; 6,894,659 and 6,940,059 issued as at
December 31, 2010 and 2011, respectively;
6,879,688 and 6,925,088 outstanding as at
December 31, 2010 and 2011, respectively		20	20
Additional paid-in capital		34,644	35,245
Treasury shares (at cost) - 14,971 ordinary shares as at
December 31, 2010 and 2011		(38)	(38)
Retained earnings		20,804	29,047

Total shareholders' equity		55,430	64,274

Total liabilities and shareholders’ equity		63,479	72,865

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiary

Consolidated Statements of Operations for the Year Ended December 31

		2009	2010	2011
		US$ thousands
	Note	Except for share and per share data

Sales	12	20,526	30,399	39,633
Cost of sales		12,461	17,490	22,430

Gross profit		8,065	12,909	17,203

Operating expenses
Research and development		2,716	3,280	4,165
Sales and marketing		1,821	2,207	2,677
General and administrative		1,313	1,523	1,890

Total operating expenses		5,850	7,010	8,732

Operating income		2,215	5,899	8,471
Financial income, net	13	909	617	439

Income before income taxes		3,124	6,516	8,910

Income taxes	14	305	801	667

Net income		2,819	5,715	8,243

Income per share:
Basic income per ordinary share (US$)	2S	0.420	0.838	1.195

Diluted income per ordinary share (US$)		0.412	0.824	1.178

Weighted average number of ordinary
shares used to compute basic income
per share (in thousands)		6,720	6,821	6,896

Weighted average number of ordinary
shares used to compute diluted income
per share (in thousands)		6,843	6,938	6,995

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiary

Consolidated Statements of Changes in Shareholders' Equity

			Additional			Total
			paid-in	Treasury	Retained	shareholders’
	Ordinary shares		capital	shares	earnings	Equity
	Number
	of shares(1)	US$ thousands

Balance at
January 1, 2009	6,694,063	20	33,082	(38)	12,270	45,334

Exercise of options	115,250	*-	633	-	-	633
Share-based compensation	-	-	439	-	-	439
Net income	-	-	-	-	2,819	2,819

Balance at
December 31, 2009	6,809,313	20	34,154	(38)	15,089	49,225

Exercise of options	70,375	*-	259	-	-	259
Share-based compensation	-	-	231	-	-	231
Net income	-	-	-	-	5,715	5,715

Balance at
December 31, 2010	6,879,688	20	34,644	(38)	20,804	55,430

Exercise of options	45,400	*-	164	-	-	164
Share-based compensation	-	-	437	-	-	437
Net income	-	-	-	-	8,243	8,243

Balance at
December 31, 2011	6,925,088	20	35,245	(38)	29,047	64,274

(1) Net of 14,971 shares held by the subsidiary

* Less than 1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiary

Consolidated Statements of Cash Flows for the Year Ended December 31

	2009	2010	2011
	US$ thousands

Cash flows from operating activities
Net income	2,819	5,715	8,243

Adjustments required to reconcile net income to
net cash provided by operating activities:
Depreciation	437	416	379
Write-down of obsolete inventory	860	780	768
Liability for employees’ severance benefits, net	23	58	(42)
Expense from marketable securities	169	467	462
Share-based compensation expense	439	231	437
Deferred taxes	19	156	86
Capital (gain) loss	14	2	(6)
Changes in assets and liabilities:
Accounts receivable – trade	(323)	(1,590)	(1,851)
Accounts receivable - other	(18)	(184)	(717)
Inventories	(268)	(4,243)	(3,801)
Trade accounts payable	(420)	1,492	225
Other accounts payable and accrued expenses	53	51	508
Net cash provided by operating activities	3,804	3,351	4,691

Cash flows from investing activities
Proceeds from (investments in) short term bank deposits, net	(7,253)	(1,956)	4,199
Purchases of property, plant and equipment	(258)	(466)	(486)
Proceeds from maturity of marketable securities	10,300	11,303	9,531
Purchases of marketable securities	(14,572)	(12,972)	(13,071)
Net cash provided by (used in) investing activities	(11,783)	(4,091)	173

Cash flows from financing activities

Exercise of options	633	259	164
Net cash provided by financing activities	633	259	164

Effect of exchange rate changes on cash balances held	31	(115)	(202)

Increase (decrease) in cash and cash equivalents	(7,315)	(596)	4,826

Cash and cash equivalents at beginning of year	14,568	7,253	6,657
Cash and cash equivalents at end of year	7,253	6,657	11,483

Supplementary cash flow information
A. Non-cash transactions:
Investments in fixed assets	-	-	80
B. Cash paid during the year for:
Income taxes	606	1,148	623

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

Note 2 - Summary of significant Accounting Policies

The significant accounting policies, which are applied consistently throughout the periods presented, are as follows:

A.            Financial statements in US dollars

Substantially all sales of the Company are made outside of Israel (see Note 12A regarding geographical destination), in US dollars ("dollars"). Most purchases of materials and components, and a significant part of the marketing costs are made or incurred, primarily in dollars. Therefore, the functional currency of the Company is the dollar.

Transactions and monetary balances in other currencies are translated into the functional currency using current exchange rate.

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

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

C.            Estimates and assumptions

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; allowances for doubtful accounts and; deferred tax assets, fixed assets, inventory, investments, share-based compensation; income tax uncertainties and other contingencies.

D.           Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less from the date of deposit to be cash equivalents.

E.           Short-term bank deposits

Short term bank deposits consist of bank deposits with original maturities of more than three months and up to twelve months.

As of December 31, 2011 the company's short-term bank deposits consist of bank deposits primarily in US dollars, that bear fixed annual interest of 1.70%-1.9%. These short-term bank deposits are held with a major Israeli Bank, and with its US located branch, and their use and withdrawal are not subject to any restrictions.

F.           Marketable securities

Investment securities at December 31, 2011 and 2010 consist of corporate debt and government debt.

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

G.           Trade accounts receivable, net

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

As of December 31, 2010 and 2011, the provision for doubtful accounts receivable amounted to US$ 20 thousand.

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

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

J.           Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is calculated on the straight-line method over the estimated useful life of the assets at the following annual rates:

%

Machinery and equipment	15 - 33
Office furniture and equipment	6 - 33
Leasehold improvements	10 - 20

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

Q.           Income taxes

Deferred taxes are accounted for under the asset and liability method based on the estimated future tax effects of temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.  The Company provides a valuation allowance to reduce deferred tax assets to the extent it believes it is more likely than not that such benefits will not be realized. Deferred taxed and liabilities are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences where appropriate. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

R.           Share-based compensation

The Company recognizes compensation expense based on estimated grant date fair value in accordance with ASC Topic 718, Compensation -Stock Compensation as follows:

Share-based awards granted after January 1, 2008, include features that are not supported by the Black Scholes valuation model, such as expiration date to occur if the closing price of the shares falls below 50% of grant date Share price, therefore, for share-based awards granted in 2008, the Company recognized compensation expense based on estimated grant date fair value using the Monte Carlo option-pricing model; with the weighted average assumptions detailed in Notes 11 (E) and 11 (F). For share-based awards granted on December 21, 2010 the Company recognized compensation expense based on estimated grant date fair value using the Binomial option-pricing model; with the weighted average assumptions detailed in Note 11 (G).

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

The following table summarizes information related to the computation of basic and diluted income per ordinary share for the years indicated.

	Year ended December 31
	2009	2010	2011
Net income attributable to ordinary shares
(US$ thousands)	2,819	5,715	8,243

Weighted average number of ordinary shares outstanding
used in basic income per ordinary share calculation	6,719,508	6,820,721	6,896,215

Add assumed exercise of outstanding dilutive potential
ordinary shares	123,600	117,735	98,377

Weighted average number of ordinary shares outstanding
used in diluted income per ordinary share calculation	6,843,108	6,938,456	6,994,592

Basic income per ordinary shares (US$)	0.420	0.838	1.195

Diluted income per ordinary shares (US$)	0.412	0.824	1.178

Number of options and warrants excluded
from the diluted earnings per share calculation
because of anti-dilutive effect	229,687	137,500	135,000

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

T.            Comprehensive Income

For the year ended December 31, 2009, 2010 and 2011, comprehensive income equals net income.

U.            Fair Value Measurements

The Company's financial instruments include mainly cash and cash equivalents, accounts receivable, short term bank deposits, marketable securities and accounts payable. The carrying amounts of these financial instruments approximate their fair value, for marketable securities fair value see note 4.

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

V.           Recently Issued Accounting Standards

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. The Company expects that the adoption of ASU 2011-04 in 2012 will not have a material impact on its consolidated financial statements.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

W.	Concentrations of risks

(1)	Credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, short-term bank deposits, marketable securities and trade receivables. Cash and cash equivalents balances of the Company, which are subject to credit risk, consist of cash accounts held with major financial institutions. Short-term bank deposits balances of the Company, which are subject to credit risk, consist of short-term bank deposits held with a major Israeli Bank and with its US located branch. Marketable securities include held to maturity marketable securities issued by highly rated corporations or governmental securities. As of December 31, 2010 and 2011, the rating of the securities in the company's portfolio was at least A and A- respectively. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations). Any changes in fair value of the Company's investment securities due to credit risk do not affect the Company's profit or loss unless there is other-than-temporary impairment (OTTI).

Concentrations of credit risk with respect to trade receivables are limited due to the Company’s diverse customer base and their wide geographical dispersion. The Company closely monitors extensions of credit and has never experienced significant credit losses.

(2)	Concentrations of Trade accounts payable

Certain key components used in the Company’s products are currently available from only one source and others are available from a limited number of sources. The Company believes it maintains sufficient inventory of these components to protect against delays in deliveries.

(3)	Dominant Single product line

The Company depends to a great extent on one line of products for most of its revenues. The majority of the company's current business is based on its Multi-Port Gigabit-Ethernet Server Adapter product line and the majority of its revenue is generated from that product line.

X.           Liabilities for loss contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Y.           Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. Such reclassifications did not have any impact on the company’s shareholder equity or net income.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 3 - Cash and Cash Equivalents

	December 31
	2010	2011
	US$ thousands
Cash	2,566	6,461
Cash equivalents *	4,091	5,022
	6,657	11,483

*	Comprised mainly of deposits in banks as at December 31, 2010 and 2011 carrying a weighted average interest of 1.22% and 1.79%, respectively.

Note 4 - Marketable Securities

The Company's investment in marketable securities as of December 31, 2010 and 2011 are classified as “held-to-maturity” and consist of the following:

		Gross	Gross
		unrealized	unrealized
	Aggregate	holding	holding	Aggregate
	cost basis**	gains	(losses)	fair value*
At December 31, 2011
Held to maturity:
Corporate debt securities and
government debt securities
Current	9,108	5	(100)	9,013
Non-Current	23,911	-	(452)	23,459

	33,019	5	(552)	32,472

At December 31, 2010
Held to maturity:
Corporate debt securities and
government debt securities
Current	8,162	18	(85)	8,095
Non-Current	21,773	74	(155)	21,692

	29,935	92	(240)	29,787

*      Fair value is being determined using quoted market prices in active markets (Level 1).
**    Including accrued interest in the amount of $325K.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 4 - Marketable Securities (Cont’d)

The amortized cost, gross unrealized losses and fair value of the debt securities by major interest type were as follows:

	December 31, 2011
		Net unrealized
	Amortized cost	holding gains/(losses)	Fair value
	US$ thousands
Up to 2%	25,225	(415)	24,810
2.038% - 2.874%	7,794	(132)	7,662
	33,019	(547)	32,472

	December 31, 2010
		Net unrealized
	Amortized cost	holding gains/(losses)	Fair value
	US$ thousands
Up to 4%	28,401	(123)	28,278
4.063% - 4.241%	1,534	(25)	1,509
	29,935	(148)	29,787

Maturities of the debt securities were as follows as at December 31, 2011:

	Amortized cost	Fair value
	US$ thousands
Current maturities	9,108	9,013
Due after one year through 2.75 years	23,911	23,459
	33,019	32,472

The following table summarizes the gross unrealized losses on investment securities for which other-than-temporary impairments have not been recognized and the fair value of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2011:

	Less than 12 months		12 months or more		Total
Held to maturity	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value

Corporate debt securities
and government debt
securities	(276)	17,461	(276)	14,005	(552)	31,466

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

Note 5 - Accounts Receivable - Other

	December 31
	2010	2011
	US$ thousands
Accrued interest on marketable securities	331	325
VAT	216	830
Advanced to suppliers	17	54
Income Tax Payable	159	213
Other	163	175
	886	1,597

Note 6 - Inventories

	December 31
	2010	2011
	US$ thousands
Raw materials and components	3,266	3,885
Products in process	3,980	5,246
Finished products	894	2,042
	8,140	11,173

Note 7 - Property, Plant and Equipment, Net

	December 31
	2010	2011
	US$ thousands
Machinery and equipment	2,580	2,873
Office furniture and equipment	275	294
Leasehold improvements	276	336

Property, plant and equipment	3,131	3,503

Accumulated depreciation	(2,481)	(2,666)

	650	837

Depreciation expenses for the years ended December 31, 2009, 2010 and 2011 were US$ 437 thousand, US$ 416 thousand and US$ 379 thousand, respectively.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 8 - Other Accounts Payable and Accrued Expenses

	December 31
	2010	2011
	US$ thousands
Employees and related liabilities	578	580
Provision for vacation pay	587	681
Employee benefits	552	766
Accrued expenses	199	266
Other	158	167

	2,074	2,460

Note 9 - Assets Held and Liability for Employees' Severance Benefits

A.	Under Israeli law and labor agreements, Silicom is required to make severance payments to retired or dismissed employees and to employees leaving employment in certain other circumstances.

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

D.	Expenses recorded in respect to employees' severance payments for the years ended December 31, 2009, 2010 and 2011 were US$ 252 thousand, US$ 372 thousand and US$ 304 thousand, respectively.

Note 10 - Commitments and Contingencies

A.	Royalty commitments

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

The Company’s total outstanding obligation in respect of royalty-bearing participations received or accrued, net of royalties paid or accrued before interest, amounted to approximately US$ 2,960 thousand as at December 31, 2011 (US$ 2,960 thousand as at December 31, 2010).

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

The agreements are in New Israeli Shekel (NIS) or in NIS, linked to the Israeli Consumer Price Index.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 10 - Commitments and Contingencies (Cont’d)

B.            Lease commitments (cont’d)

The minimum future rental payments under the above leases at exchange rates in effect on December 31, 2011, are as follows:

US$ thousands
Year ended December 31
2012	617
2013	157
2014 and on	82

Rental expenses under the lease agreements for the years ended December 31, 2009, 2010 and 2011 were US$ 514 thousand, US$ 542 thousand and US$ 632 thousand, respectively.

C.            Credit line

The Company has one line of credit provided to it by a bank (approximately US$ 157 thousand). The bank is allowed to cancel or change the line of credit with no early notice.

As at December 31, 2011, this credit line has not been used.

Note 11 - Shareholders' Equity

Stock options to employees and directors

A.
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

B.
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

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont'd)

Stock options to employees and directors (cont'd)

B.            (cont’d)

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

C.	No options have been granted by the Company other than to employees and directors, as mentioned above.

D.
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

E.
On January 24, 2008, the Company granted, in the aggregate, 200,000 options to certain of its directors and employees under its Share Option Plan (2004) and US Share Option Plan (2000).  In relation to this grant:

1.
The exercise price for the options (per ordinary share) was US$ 11.20 and the Option expiration date was the earlier to occur of: (a) January 24, 2016; and (b) the closing price of the Shares falling below US$ 5.60 at any time after the date of grant. 50% of the options vest and become exercisable on the second anniversary of the date of grant and additional 50% of the options vest and become exercisable on the third anniversary of the date of the grant.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Monte Carlo option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	3.36%
Expected dividend yield	0.0%
Average expected volatility (b)	116.24%
Termination rate	11%
Suboptimal rate (c)	3.4

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)
Suboptimal rate represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal rate of the Company and similar companies.

3.	Expenses incurred during the year ended December 31, 2011 in relation to this grant were approximately US$ 7 thousand. As at December 31, 2011, all expenses related to this grant were recognized.

4.	All of these options expired by their terms on July 30, 2008 without exercise.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont'd)

Stock options to employees and directors (cont'd)

F.
On October 15, 2008, the Company granted, in the aggregate, 200,000 options to certain of its directors and employees under its Share Option Plan (2004) and US Share Option Plan (2000).  In relation to this grant:

1.
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

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Monte Carlo option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	3.73%
Expected dividend yield	0.0%
Average expected volatility (b)	112.42%
Termination rate	11%
Suboptimal rate (c)	3.45

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)
Suboptimal rate represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal rate of the Company and similar companies.

3.	Expenses incurred during the year ended December 31, 2011 in relation to this grant were approximately US$ 33 thousand. As at December 31, 2011, all expenses related to this grant were recognized.

G.	On December 21, 2010, the Company granted, in the aggregate, 137,500 options to certain of its directors and employees under its Share Option Plan (2004). In relation to this grant:

1.
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

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont'd)

Stock options to employees and directors (cont'd)

G.	(cont’d)

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	3.00%
Expected dividend yield	0.0%
Average expected volatility (b)	82.64%
Termination rate	9%
Suboptimal rate (c)	3.45

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)
Suboptimal rate represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal rate of the Company and similar companies.

3.
Expenses incurred during the year ended December 31, 2011 in relation to this grant were approximately US$ 397 thousand. As at December 31, 2011, there was approximately US$ 538 thousand of unrecognized compensation costs related to this grant to be recognized over a weighted average period of 1.46 years.

H.	The following table summarizes information regarding stock options as at December 31, 2011:

	Options outstanding		Options exercisable
		Weighted		Weighted
		average remaining		average remaining
Exercise price	Number	contractual life	Number	contractual life
US$	of options	(in years)	of options	(in years)

2.53	30,000	2.99	30,000	2.99
3.82	92,425	4.79	92,425	4.79
18.82	135,000	6.97	-	-

	257,425		122,425

The aggregate intrinsic value of options outstanding as of December 31, 2010 and 2011 is US$ 2,541 thousand and US$ 1,718 thousand, respectively.

The aggregate intrinsic value of options exercisable as of December 31, 2010 and 2011 is US$ 1,089 thousand and US$ 1,718 thousand, respectively.

The total intrinsic value of options exercised during the year ended December 31, 2010 and 2011, is US$ 813 thousand and US$ 609 thousand, respectively.

The intrinsic value of the options at the date of grant is zero.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont'd)

Stock options to employees and directors (cont'd)

I.              The stock option activity under the abovementioned plans is as follows:

			Weighted
		Weighted	average
	Number	average	grant date
	of options	exercise price	fair value
		US$	US$

Balance at January 1, 2010	240,700

Granted	137,500	18.82	8.69
Exercised	(70,375)	3.68	1.81
Forfeited	(2,000)	3.82	1.81

Balance at December 31, 2010	305,825

Exercised	(45,400)	3.62	1.75
Forfeited	(3,000)	16.32	7.54

Balance at December 31, 2011	257,425
Exercisable at December 31, 2011	122,425

J.	During 2009, 2010 and 2011, the Company recorded share-based compensation expenses. The following summarizes the allocation of the stock-based compensation expenses:

	Year ended December 31
	2009	2010	2011
	US$ thousands	US$ thousands	US$ thousands

Cost of sales	65	33	24
Research and development costs	138	71	96
Selling and marketing expenses	127	65	134
General and administrative expenses	109	62	183

	439	231	437

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 12 - Sales

A.           Information on sales by geographic distribution:

The Company has one operating segment.

Sales are attributed to geographic distribution based on the location of the customer.

	Year ended December 31
	2009	2010	2011
	US$ thousands

North America	14,464	22,071	29,627
Europe	3,507	4,174	5,174
Rest of the world	2,555	4,154	4,832

	20,526	30,399	39,633

All property, plant and equipment are located in Israel.

B.           Sales to single customers exceeding 10% of sales (US$ thousands):

	Year ended December 31
	2009	2010	2011
	US$ thousands

Customer “A”	*	3,440	4,882
Customer “B”	2,593	4,160	4,195
Customer “C”	2,920	3,214	*

*	Less than 10% of sales.

Note 13 - Financial Income (Expenses), Net

	Year ended December 31
	2009	2010	2011
	US$ thousands

Interest income	1,253	1,277	1,292
Interest expenses	(252)	(416)	(499)
Exchange rate differences, net	72	(130)	(231)
Bank charges	(164)	(114)	(123)

	909	617	439

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

On December 5, 2011 the Knesset approved the Law to Change the Tax Burden (Legislative Amendments) – 2011. According to the law the tax reduction that was provided in the Economic Efficiency Law, as aforementioned, will be cancelled and the company tax rate will be 25% as from 2012.

Current taxes for the periods reported in these financial statements are calculated according to the tax rates specified in the Economic Efficiency Law.

Deferred tax balances as at December 31, 2011 are calculated in accordance with the tax rates specified in the Law to Change the Tax Burden, at the tax rate expected on the date of reversal. The change in the tax rate on the financial statements as at December 31, 2011 has no material effect on the Company’s consolidated results of operations and financial position.

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

1.            Rates (cont’d)

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

In the event of failure to comply with these conditions, the tax benefits may be canceled, and the Company may be required to refund the amount of the cancelled benefits, with the addition of linkage differences and interest. As of the date of these financial statements, the Company meets the compliance with these conditions.

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

The Company meets the conditions provided in the amendment to the Law for the Encouragement of Capital Investments for inclusion in the scope of the tax benefits track. The amendment to the Law will not have a material impact on the Company's consolidated financial statements as of December 31, 2011.

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

E.            Tax assessments

For the Israeli and US Federal jurisdictions, the Company has final tax assessments for all years up to and including the tax year ended December 31, 2007. For the New-Jersey state jurisdiction, the Company has final tax assessments for all years up to and including the tax year ended December 31, 2006.

F.            Taxation of the subsidiary

At December 31, 2011, the Company’s subsidiary had approximately US$ 575 thousand net operating loss carryforwards for US federal income tax reporting purposes, which will expire through 2029. In addition, at December 31, 2011, the subsidiary had approximately US$ 12 thousand net operating loss carryforwards for state income tax reporting purposes, which will expire through 2013.

G.           Income before income taxes and income taxes expense (benefit) included in the consolidated statements of operations

	Year ended December 31
	2009	2010	2011
	US$ thousands
Income before income taxes:
Israel	3,115	6,507	8,899
Foreign jurisdiction	9	9	11
	3,124	6,516	8,910
Current taxes:
Israel	358	657	619

Tax benefits relating to prior years:
Israel	(72)	(12)	(38)

Deferred taxes:
Israel	60	148	73
Foreign jurisdiction	(41)	8	13
	19	156	86

Income tax expense	305	801	667

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 14 - Taxes on Income (cont’d)

H.           Deferred income taxes

1.
A portion of the Company’s income is tax exempt due to the “Approved Enterprise” status granted to its production facilities. Silicom has decided to indefinitely reinvest the amount of the said tax-exempt income, and not to distribute such income as dividends.

2.	The tax effects of significant items comprising the Company’s deferred tax assets are as follows:

	December 31	December 31
	2010	2011
	US$ thousands	US$ thousands
Deferred tax assets:
Accrued employee benefits	209	148
Research and development costs	12	3
Tax loss carryforwards	89	87
Fixed Assets	9	6
Other	1	2

Total gross deferred tax assets	320	246
Less: valuation allowance	(51)	(63)

Net deferred tax assets	269	183

In Israel	232	158
Foreign jurisdictions	37	25
Net deferred tax assets	269	183

Current	50	48
Deferred	219	135
Total	269	183

The net change in valuation allowance for the years ended December 31, 2010 and 2011 was a decrease of US$ 17 thousand and an increase of US$ 12 thousand, respectively.

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

Accordingly, the Company reversed a major part of the valuation allowance and recorded an income tax benefit of $423 thousands in 2009. In 2010 and in 2011, the Company's view remained unchanged.  As of December 31, 2011 all of the valuation allowance refers to loss carry-forward related to Silicom Connectivity Solutions, Inc.

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

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 14 - Taxes on Income (cont’d)

I.              Reconciliation of the statutory tax expense to actual tax expense

	Year ended December 31
	2009	2010	2011
	US$ thousands
Income before income taxes	3,124	6,516	8,910

Statutory tax rate in Israel	26%	25%	24%

Computed expected tax	812	1,629	2,138

Increase (decrease) in taxes resulting from:
Non-deductible (deductible) operating expenses	126	25	123
Prior year adjustments	(72)	(12)	(38)
Change in valuation allowance	(423)	(17)	12
Tax effect due to “Approved Enterprise” status	(66)	(832)	(1,640)
Changes in tax rate and other	(72)	8	72

Income tax expense	305	801	667

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

As of January 1, 2009, 2010 and 2011 and during 2009, 2010 and 2011 the Company and its subsidiary did not have any unrecognized tax benefits and thus, no related interest and penalties were accrued.

In addition, the Company and its subsidiary do not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

The Company and its subsidiary file income tax returns in Israel and in the US. The Israeli tax returns of the Company are open to examination by the Israeli tax authorities for the tax years beginning in 2008. The Federal tax returns of the US subsidiary are open to examination by the Federal tax authorities for tax years beginning in 2008, and the NJ State tax returns of the US subsidiary are open to examination by the NJ state tax authorities for tax years beginning in 2007.

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

Note 16 - Subsequent Events

On March 2, 2012 Internet Machines LLC, a Texas limited liability company filed a patent infringement lawsuit against numerous defendants (including many switch manufacturers) with respect to certain patents for switches,  and included our US subsidiary amongst the list of defendants named in such lawsuit.  The lawsuit claims that the defendants have infringed certain patents purported to be owned by  Internet Machines LLC and seeks unspecified compensation for damages as well as injunctive relief.  The Company is currently considering its next steps with respect to this complaint, however, as the outcome of it is uncertain, an estimate of a contingency, if any, cannot be made at this time.