Form 20-F
period 2012-12-31
SILICOM LTD.
filed 2013-03-21
CIK 916793

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report………………..

For the transition period from                  to

Commission File number: 000-23288

 SILICOM LTD.
(Exact name of Registrant as specified in its charter and as translated into English)

ISRAEL
(Jurisdiction of incorporation or organization)
8 Hanagar Street,
Kfar Sava 4442537, Israel
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

7,007,426

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

Table of Contents

PART I.	6

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	6

ITEM 3. KEY INFORMATION	6
Selected Financial Data	6
Risk Factors	9

ITEM 4. INFORMATION ON THE COMPANY.	23
History and Development of the Company	23
Business Overview	25
Organizational Structure	35
Property, Plant and Equipment	36

ITEM 4A. UNRESOLVED STAFF COMMENTS	36

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	36
Critical Accounting Policies	37
Recently Enacted Accounting Pronouncements Not Yet Adopted	40
Operating Results	40
Liquidity and Capital Resources	43
Research and development, patents and licenses, etc.	44
Trend Information	46
Off-Balance Sheet Arrangements	48
Tabular disclosure of contractual obligations	49

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	49
Directors and Senior Management	49
Compensation	52
Board Practices	53
Employees	62
Share Ownership	64

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	64
Major Shareholders	64
Related Party Transactions	66

ITEM 8. FINANCIAL INFORMATION	69

ITEM 9. THE OFFER AND LISTING	70
Markets and Share Price History	70

ITEM 10. ADDITIONAL INFORMATION	72
Memorandum and Articles of Association	72
NASD Marketplace Rules and Home Country Practices	81
Material Contracts	82
Exchange Controls	82
Taxation	82
Documents on Display	95

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	96
Interest Rate Risk	96
Foreign Currency Exchange Risk	97

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	98

PART II.	98

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	98

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	98

ITEM 15. CONTROLS AND PROCEDURES.	99
Disclosure Controls and Procedures	99
Management's Annual Report on Internal Control over Financial Reporting	99
Inherent Limitations on Effectiveness of Controls	99
Changes in Internal Control over Financial Reporting	100

ITEM 15T. CONTROLS AND PROCEDURES	100

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	100

Part I.

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.  KEY INFORMATION

A.           Selected Financial Data

The selected data presented below under the captions “Consolidated Statements of Operations Data” and “Consolidated Balance Sheets Data” for and as of the end of each of the years in the five-year period ended December 31, 2012, are derived from our audited consolidated financial statements. The consolidated financial statements as of December 31, 2011 and 2012, and for each of the years in the three-year period ended December 31, 2012, and the report thereon, are included elsewhere in this annual report. The selected data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto, which are set forth in Item 18 – “Financial Statements” and the other financial information appearing elsewhere in this annual report.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

	Year Ended December 31 In US$ Thousands
	2008	2009	2010	2011	2012
Sales	$25,554	$20,526	$30,399	$39,633	48,729
Cost of sales	15,405	12,461	17,490	22,430	28,849
Gross profit	10,149	8,065	12,909	17,203	19,880
Research and development costs	3,048	2,716	3,280	4,165	4,401
Sales and marketing expenses	2,093	1,821	2,207	2,677	3,081
General and administrative expenses	1,427	1,313	1,523	1,890	2,369
Total operating expenses	6,568	5,850	7,010	8,732	9,851
Operating income	3,581	2,215	5,899	8,471	10,029
Financial income, net	1,188	909	617	439	752
Income before income taxes	4,769	3,124	6,516	8,910	10,781
Income tax expenses	124	305	801	667	910
Net income(1)	4,645	2,819	5,715	8,243	9,871
Income per share
Basic income per ordinary share	$0.695	$0.420	$0.838	$1.195	$1.424
Diluted income per ordinary share	$0.685	$0.412	$0.824	$1.178	$1.417
Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,685	6,720	6,821	6,896	6,934
Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	6,780	6,843	6,938	6,995	6,968

(1) Net income is after deduction of taxes on income, which have been reduced by virtue of tax benefits to which the Company is entitled in its capacity as a “Benefited Enterprise” under Israeli law.  As such, the Company was required to pay taxes at a reduced effective rate. The Company selected the 2004 tax year, the 2006 tax year, the 2009 tax year and the 2012 tax year as its Year of Election, from which the period of benefits under the Investment Law are to commence. See Note 12C to the Financial Statements and “Item 10" - Additional Information - Taxation.”

CONSOLIDATED BALANCE SHEET DATA

	2008	2009	2010	2011	2012
Total assets	$51,974	$55,591	$63,479	$72,865	$89,033
Total current liabilities	$4,735	$4,399	$5,827	$6,438	$11,789
Long-term liability	$1,905	$1,967	$2,222	$2,153	$2,278
Shareholders' equity	$45,334	$49,225	$55,430	$64,274	$74,966
Capital stock	$20	$20	$20	$20	$21
Number of ordinary shares issued (1)	6,709,034	6,824,284	6,894,659	6,940,059	7,022,397

(1) Including 14,971 held by our subsidiary. Under the Israeli Companies Law these shares held by our subsidiary are non-voting shares.

The table below sets forth the high and low NIS to U.S. Dollar exchange rates for each period, as published by the Bank of Israel

	HIGH	LOW
February 2013	3.733	3.663
January 2013	3.791	3.714
December 2012	3.835	3.726
November 2012	3.952	3.810
October 2012	3.912	3.792
September 2012	4.029	3.887

The table below sets forth, for the five most recent full financial years, the average NIS to U.S. Dollar exchange rates for each period, calculated by using the average of the official Bank of Israel representative exchange rate for the last day of each month during the period:

2012	3.844
2011	3.582
2010	3.732
2009	3.927
2008	3.568

The NIS to U.S. Dollar exchange rate on February 28, 2013, as published by the Bank of Israel, was NIS 3.708.

Dividends

We have not paid dividends in the past. On January 14, 2013, we announced that our Board of Directors has adopted a policy for distributing dividends, subject to all applicable laws. According to this policy, each year we will distribute a dividend of up to 50% of our annual distributable profits. As part of the stated policy, the Company's Board of Directors reserves the right to declare additional dividend distributions, to change the rate of dividend distributions (either as a policy or on a one-time basis), to cancel a specific distribution or to cancel the policy as a whole at any time, at its sole discretion. The actual distribution of a dividend will be subject to meeting the conditions required by applicable law, including the distribution tests set forth in Section 302 of the Israeli Companies Law - 1999, and to the specific decision of the Company's Board of Directors for each distribution. Future dividend policy will be reviewed by the Board of Directors based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. Our ability to pay cash dividends may be restricted by instruments governing any of our obligations.

Dividends paid by an Israeli resident company to non-Israeli shareholders are generally subject to withholding tax in Israel at a rate of up to 25%, but the actual withholding rate may be lower or higher than 25% depending upon the type of shareholder. In our case, the applicable withholding tax rate will also depend on the particular Israeli production facilities that have generated the earnings that are the source of the specific dividend and, accordingly, the applicable withholding rate may change from time to time. For more information on the taxation of dividends see the section entitled “Taxation of Dividends” in Section 10.E “Taxation”.

On March 18, 2013 our Board of Directors declared a dividend of US $0.55 per share payable on April 17, 2013 to shareholders of record as of April 4, 2013, and in the aggregate amount of approximately US $3.9 million for 2012. Taxes will be withheld at source by the Company as required pursuant to Israeli law.

Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the receipt of any dividend distributions made to our shareholders, including, in particular, the effect of any foreign, state or local taxes, and of any taxes withheld at source by the Company.

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

 Our ability to accurately forecast future sales is severely limited due to the short lead time of customer orders.

As a result of the short lead time for firm purchase orders, we are unable to accurately forecast future revenues from product sales. As a result, even dramatic fluctuation in revenue (whether increase or decrease) might not be detected until the very end of a financial quarter, which may not enable us to monitor costs in a timely manner to compensate for such fluctuation.

The loss or ineffectiveness of any of our original equipment manufacturer relationships or a reduction of purchase orders or sales efforts by such original equipment manufacturers may have a material adverse effect on our operations and financial results.

Our sales and marketing strategy is to develop and maintain strategic relationships with leading original equipment manufacturers ("OEMs") in the servers industry and server-based systems industry, which integrate our products into their systems. These OEMs are not within our control, are not obligated to purchase our products, and may select other products that may compete with our lines of products. A reduction in their sales efforts or discontinuance of sales of our products by our OEMs could lead to reduced sales and could materially adversely affect our operating results. Use of OEMs also entails the risk that they will build up inventories in anticipation of a growth in sales. If such growth does not occur as anticipated, such OEMs may substantially decrease the amount of products ordered in subsequent quarters or discontinue product orders. The termination or loss of either one of our key OEM relationships or several OEM relationships at approximately the same time, without being able to compensate this loss with sales to other OEM customers might have a material adverse effect on our operations and financial results.

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

We depend on a small amount of customers for our products. Our top two customers accounted for approximately 40% of our revenues in 2012. We expect that a small number of customers will continue to account for a significant portion of our revenues for the foreseeable future. Loss or cancellation of business from, significant changes in deliveries to, or decreases in the prices of services sold to, one or more of our key customers has, in the past, significantly reduced our revenues for a reporting period and could, in the future, harm our margins, financial condition and business.

The markets for our products change rapidly and demand for new products is difficult to predict.

The markets for our products are characterized by rapidly changing technology and evolving industry standards. For example, the migration to 10Gbps solutions, the European Union’s directive regarding Restriction Of Hazardous Substances (ROHS) which requires products to be ROHS compliant, the Chinese ROHS directive and the migration from the PCI-X server bus to the PCI-Express (PCI-E) server bus, cause our OEM customers to demand such new products and technologies. In the event that our OEM customers decide to begin using such new technologies, we may not be able to develop products for the new technologies in a timely manner. Our OEM customers may also select competing products despite our ability to develop products incorporating new technologies. Furthermore, the migration to 10Gbps, while presenting an opportunity for more cards and solutions to be sold, may also result in a decrease in the need for Multi-Port cards as throughput performance may be achieved via a single port of 10Gbps. Consequently, we may suffer from reduced sales to such OEMs and accumulate unusable inventory which can be used only with older technologies. We intend to continue investing in product and technology development. Although we have recorded growing sales of our line of products (to which the majority of our revenues are attributable), there can be no assurance that we will continue to be successful in the marketing of our current products and in developing, manufacturing and marketing enhanced and new products in a timely manner.

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

Inability to receive information from our key component manufacturers could affect our ability to develop new products required by our OEM customers and by the industry in which we operate.

Our products are based on networking controllers which are manufactured by either Broadcom, Cavium or Intel. In order to design our products we need to receive information that enables us to design products with the use of such controllers. There can be no assurance that we will continue to receive all the information required for designing products with the use of new controllers continuously released by the above mentioned companies. Intel and Cavium are our competitors and Broadcom may also compete with our products. Such competition may also affect their decisions regarding the sharing of information with us. The inability to obtain such information may adversely affect our ability to develop new products required by our OEM customers and by the industry in which we operate.

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

As part of our business strategy, we may seek to invest in or acquire other businesses, technologies or assets, or we may enter into joint ventures or other strategic relationships with third parties.

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

On March 2, 2012 Internet Machines LLC, a Texas limited liability company filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas (the “Court”) against numerous defendants (including many switch manufacturers) with respect to certain patents for switches, and included our US subsidiary amongst the list of defendants named in such lawsuit. The lawsuit claims that the defendants have infringed certain patents purported to be owned by Internet Machines LLC and seeks unspecified compensation for damages as well as injunctive relief. The defendants filed answers and counterclaims to the complaint asserting that they do not infringe any claims of the asserted patents and the claims of the patents are invalid and/or unenforceable. While one of our switch suppliers (which is also named as a defendant in the aforesaid lawsuit) has agreed to indemnify us with respect to certain liabilities, there is no certainty that we will ultimately be able to collect all or any amounts under  such indemnity should we be found liable under the lawsuit. On September 4, 2012, the Court granted the defendants' motion to stay the pending litigation. We are unable at this time to assess the likelihood of an unfavorable outcome or range of potential loss.

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

We may not be able to protect our intellectual proprietary rights.

Our success, ability to compete, and future revenue growth are dependent will depend, in part, on our ability to protect our intellectual property. It is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose our technologies and processes. Any of our existing or future patents may be challenged, invalidated or circumvented. If our intellectual property rights do not adequately protect our technology, our competitors may be able to offer products similar to ours.

In order to establish and protect the technology we use in our products, we primarily rely on a combination of non-disclosure agreements and technical measures, and to a lesser degree on patents. We enter into confidentiality agreements with our employees, consultants and other third parties with whom we conduct business. In addition, our employees involved in the development of our technologies are required to sign non-compete and invention assignment agreements. We also control access to and distribution of our technologies, documentation and other proprietary information. Despite these efforts, internal or external parties may attempt to copy, disclose, obtain or use our products, services or technology without our authorization.

We believe that these measures afford only limited protection, and accordingly, there can be no assurance that the steps we take will be adequate to prevent misappropriation of our technology or the independent development of similar technologies by others. The process of seeking patent protection may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that other countries in which we market our services and products will protect our intellectual property rights to the same extent as the United States. Effective intellectual property enforcement may be unavailable or limited in some countries.  It may be difficult for us to protect our intellectual property from misuse or infringement by other companies in these countries. Our inability to enforce our intellectual property rights in some countries may harm our business and results of operations. Litigation, which could result in substantial costs to us and diversion of our resources, may also be necessary to enforce our patents or other intellectual property rights.  Further, we cannot assure you that we will at all times enforce our patents or other intellectual property rights or that courts will uphold our intellectual property rights, or enforce the contractual arrangements that we have entered into to protect our proprietary technology, which could reduce our opportunities to generate revenues.  Our confidentiality and non-competition agreements may not be enforceable and our proprietary technology may not remain a secret. Others may develop similar technology and use this technology to compete with us. Despite our efforts to protect our proprietary rights, former employees and other unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary.

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

Our production facilities have been granted “Benefited Enterprise” status and since and as such, we are entitled to certain tax benefits. To be eligible for these tax benefits, we must meet conditions and applying plan administration rules. If we fail to meet these conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we might already have received. These tax benefits may not be continued in the future at their current levels, or at any level. In recent years, the Israeli government has reduced the benefits available and has indicated that it may further reduce or eliminate some of these benefits in the future. The termination or reduction of these benefits may increase our income tax expense in the future. To the best of our knowledge, to date we have met the conditions for benefits under our “Benefited Enterprise” program in all material respects. There can be no assurance, however, that we will continue to meet such conditions in the future. See Item 10 "Additional Information – Taxation – Law for the Encouragement of Capital Investments, 1959" for more information about our "Benefited Enterprise" status.

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

Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and the Arab countries in the region. This state of hostility has varied in degree and intensity over time. There has also been conflict and unrest between Israel, the Palestinian Authority and certain terrorist groups operating within the Palestinian Authority and Lebanon. A significant increase in violence began in September 2000 and has continued with varying levels of severity through 2012, the most severe of which was Israel’s war with the Hizbullah militant group in July and August of 2006. In December 2008 and January 2009 there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel. Similar hostilities accompanied by missiles being fired from the Gaza Strip into Southern Israel, as well at areas more centrally located near Tel Aviv and at areas surrounding Jerusalem, occurred during November 2012. Since February 2011, Egypt has experienced political turbulence and an increase in terrorist activity in the Sinai peninsula, following the resignation of Hosni Mubarak as president, including protests throughout Egypt, and the appointment of a military regime in his stead, followed by the elections to parliament which brought groups affiliated with the Muslim Brotherhood (which had been previously outlawed by Egypt) which may damage the current peaceful and diplomatic relations between Israel and Egypt, and which could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region, including Syria which shares a common border with Israel, and is affecting the political stability of those countries. This instability may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, and various rebel militia groups in Syria. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Furthermore, several countries still restrict trade with Israeli companies and additional countries may impose such restrictions as a result of changes in the military and/or political conditions in Israel and/or the surrounding countries, which may limit our ability to make sales in, or purchase components from, those countries. Any future armed conflict, political instability, continued violence in the region or restrictions could have a material adverse effect on our business, operating results and financial condition. While such hostilities did not in the past have a material adverse impact on our business, we cannot guarantee that hostilities will not be renewed and have such an effect in the future. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital. Since many of our facilities are located in Israel, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations.

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

The securities markets in general have experienced volatility which has particularly affected the securities of many high-technology companies and particularly those in the fields of communications, software and internet, including companies that have a significant presence in Israel. This volatility has often been unrelated to the operating performance of these companies and may cause difficulties in raising additional financing required to effectively operate and develop their businesses. Such difficulties and the volatility of the securities markets in general may affect our financial condition and results.

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

We may not be able to fulfill our dividend policy in the future.

We have announced a dividend policy for distributing up to 50% of our annual distributable profits as a dividend, and our Board of Directors recently declared a dividend to be distributed in April 2013. Our ability to distribute dividends in the future may be adversely affected by the risk factors described in this report. As part of the stated dividend policy, the Company's Board of Directors reserves the right to declare additional dividend distributions, to change the rate of dividend distributions (either as a policy or on a one-time basis), to cancel a specific distribution or to cancel the policy as a whole at any time, at its sole discretion. Any dividend will depend on our earnings, capital requirements, financial condition and other business and economic factors affecting us at the time as our board of directors may consider relevant. Our ability to pay cash dividends may be restricted by instruments governing any of our obligations. We may pay dividends in any fiscal year only out of “profits,” as defined by the Israeli Companies Law, unless otherwise authorized by an Israeli court, and provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations. There is no assurance that we will be able to continue paying dividends or increase our payment of dividends in the future, nor is there any assurance that our Board of Directors will not change our dividend policy in the future. If we are unable to fulfill our stated dividend policy, or pay dividends at levels anticipated by investors in our shares, the market price of our shares may be negatively affected and the value of our shareholders’ investment may be reduced. See “Item 8.A Consolidated Statements and Other Financial Information”, under the caption “8A – Dividend Policy” for additional information regarding the payment of dividends.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded on the Nasdaq Global Market and the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets takes place in different currencies (dollars on the Nasdaq Global Market and NIS on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Our investment portfolio may be impaired by disruptions in the financial and credit markets.

Our investment portfolio currently consists of corporate debt securities and government debt securities, which the Company classified at December 31, 2012 as "held-to-maturity". As of December 31, 2012, we hold approximately US$ 41 million in corporate debt securities and government debt securities.

Due to recent significant disruptions in the financial and credit markets, corporate debt securities in our portfolio are subject to a possible increased risk of default due to bankruptcy, lack of liquidity, operational failure or other factors affecting the issuers of those securities.  In addition, securities in our portfolio are subject to other risks, such as credit, liquidity, market and interest rate risks, which may be exacerbated by the recent market disruptions, and which may impair the assets. We may be required to adjust the carrying value of our investment securities due to a default, lack of liquidity or other event, if the event constitutes an impairment which is considered to be other-than-temporary. As of December 31, 2012, we were not required to adjust the carrying value of our investment securities since there were no other-than-temporary impairments.

This loss would be recorded in our consolidated statement of operations which could materially adversely impact our consolidated results of operations and financial condition.

Item 4.  INFORMATION ON THE COMPANY.

A.           History and Development of the Company

Our legal and commercial name is Silicom Ltd. We were incorporated under the laws of Israel in 1987, and we operate under Israeli law and legislation. Our registered and principal executive offices are located in Israel at 8 Hanagar Street, Kfar Sava, Israel 4442537, and our telephone number is +972-(0)9-764-4555. Our website is http://www.silicom.co.il. We do not intend for any information contained on our internet website to be considered part of this annual report.

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

In 2002, we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end Multi-Port server networking cards, which in the past had contributed to our sales growth and which we expect to continue being the principal driver of our sales growth in the coming years. In November and December of 2003 we began implementing our “Design Win” business model, as described below in “Item 4. Business Overview”, pursuant to which we began selling our products to customers that incorporate such products within their networking appliances and/or server based systems and sell such systems with our products embedded in them. Since then we have identified the server-based network appliances market and specifically the server-based security appliances and WAN (Wide Area Network) optimization appliances within such market as demonstrating a strong demand for our products. We have added Bypass Adapters, which are networking products that include special functionalities for the server based appliances, to our product lines and received significant orders for both our Bypass Adapters and our non-Bypass adapters. We secured additional Design Wins during 2004-2012, several of which were with leading companies engaged in a number of industries. In 2009, we added to our product lines the new SErver To Appliance Converter ("SETAC"), which are products that enable us to offer a full network appliance platform solution and address new market segments. In June 2012 we were issued patent No. 8,199,523 entitled ‘Server-Based Network Appliance’ from the United States Patent and Trademark Office with respect to our SETAC product.

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

Principal capital expenditures and divestitures

From January 1, 2012 to December 31, 2012, our capital expenditures totaled approximately $798 thousand (compared to $566 thousand during 2011 and $466 thousand during 2010), of which approximately $646 thousand (compared to $460 thousand during 2011 and $404 thousand during 2010) can be attributed to machinery and equipment, and approximately $152 thousand (compared to $104 thousand during 2011 and $62 thousand during 2010) can be attributed to office furniture and equipment and leasehold improvements.

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

Furthermore, in 2009 we introduced our now patented SETAC (Server To Appliance Converter) product family. The SETAC product family is a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and easy port modularity. We believe that the SETAC products and SETAC-derivative modules have already turned into one of the drivers of our growth, and will continue to be one of our growth drivers in the coming years.

During 2011-2012, we developed the DNA (Direct NIC Access), a specialized plugin-over-PFring used as a zero-copy tool that enables Intel chips to send and receive packets in wire-speed (line rates of 10G or 1G). DNA works by bypassing the Linux kernel, thereby allowing the application to read packets directly from the NIC.

During 2012, we developed the Lib Zero, a library that implements packet sharing in zero-copy. LibZero is able to operate at line rate with any packet size, and implements basic RX/TX capabilities, giving developers a flexible packet processing framework in addition to DNA that is implemented in zero-copy.

 During 2012 we developed a Nano-Second Time-Stamping NIC. The NIC combines Intel’s networking silicon and the Company’s time-stamping FPGA (field programmable gate array), working at wire speed to time-imprint packets.

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

Following demands from customers and potential customers, we developed some of these same products with a bypass feature. Intended for mission-critical environments, Silicom’s 1/10 Gigabit Ethernet Bypass Networking Cards feature innovative bypass circuitry to maintain continuity ofnetwork connectivity in the event of an appliance failure. Upon the occurrence of an appliance failure, the card’s bypass mechanism automatically reroutes traffic to bypass faulty components, enabling customers to have reliable and always available network accessibility. As with all of Silicom’s 1/10 Multiport Gigabit Ethernet Networking Cards, the Bypass Cards also improve server throughput and performance during normal operations by introducing more ports and better throughput while reducing network congestion, simplifying network management, and minimizing CPU utilization. In addition, we have also developed stand-alone bypass solutions which do not include the networking component. The addition of the innovative bypass capability makes Silicom 1/10 Gigabit Ethernet Bypass Networking Cards and stand-alone bypass solutions an appropriate connectivity solution for security and WAN optimization appliances, as well as for appliances targeted at other high-potential, growing markets such as network monitoring, load balancing, network event management, network optimization, LAN policy enforcement, intrusion detection, virus protection, e-mail content filtering, and more. To the best of our knowledge we are currently the only company offering such a comprehensive line of bypass products, which offers dual port and quad port cards, copper and fiber interfaces and dual chip set (Intel and Broadcom). Although the situation may change in the future, we believe that our competition in the bypass card market is less significant than our competition in the non-bypass card market.

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

We believe that the high-end server networking cards (with and without bypass) will continue to be a key driver of our growth in the coming years. A distinct advantage of these products is that the demand in the server based industry has been almost continuously growing. Certain fields within this industry, such as the security appliances market, WAN optimization appliances market, other network appliances market, the storage market and several additional markets have demonstrated strong growth. This industry continues to require innovative solutions that must become faster and must provide additional functionalities each time they are implemented. However, achieving Design Wins according to the process described above and obtaining new customers is time consuming as a result of the fact that the sales cycles for products in this industry are long. Nevertheless, each Design Win we achieve may represent an opportunity for sustained, long-term revenues.

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

The principal applications of the SETAC products are the same as the principle applications of our Server Adapter products described above (including security appliances, WAN optimization appliances, video on demand servers, and internet service providers/web hosting). The SETAC products apply to the same target markets as the Server Adapter products, but also extend to two additional types of customers - server manufacturers and system integrators.

As with our Server Adapter line of products, the business model for our SETAC products is the Design Win Model.

Interest for the specific solution provided by the SETAC products is continuously growing in the hardware networking appliances market and orders for such products were placed throughout 2010, 2011 and 2012 and continue into 2013. We cooperate with security industry companies, system integrators and server manufacturers, integrating SETAC units with a “server grade” motherboard and other system components. In August 2010, for instance, we established significant cooperation with a pioneering developer and manufacturer of high-performance server platforms, and with a major vendor in the security industry, who has incorporated our SETAC products in their next-generation lines of security appliances that was launched in 2011. As of January 2011, the OEM division of a leading server manufacturer and a global provider of purpose-built platforms and appliances began offering appliances which integrate Silicom’s SETAC products with a popular model of the server manufacturer's standard servers, thus enabling their customers to use the manufacturer’s top quality servers as highly-flexible customized network appliances. In May 2011 we achieved two Design Wins for Networking Modules, a product line that we developed as a part of our SETAC Server-to-Appliance Converter strategy. One was with a dominant player in the global security market who will use our modules in several appliances to enable the reconfiguration of their ports without opening the appliance chassis. The second was with a leading company in the Traffic Management and Policy Enforcement industry who has decided to standardize on our connectivity modules within its custom-built appliances. In October 2011 we announced that one of the world’s largest networking companies has standardized the use of Silicom’s SETAC SErver To Appliance Converter kits in some of its network appliance product lines. In March 2012 we announced the first Design Win for the use by a telecom operator of the SETAC SErver-To-Appliance-Converter products in a server-based carrier-grade network appliance platform. In October 2012 we announced that the security division of one of the world’s largest server manufacturers has awarded the Company a major new Design Win for its SETAC-derivative 1Gbps and 10Gbps Fiber Bypass modules. This is our first win with this Tier-1 conglomerate, which has already placed initial orders as a part of the award. The Design Win followed an evaluation conducted jointly by the customer and its appliance vendor. Furthermore, at the same time we also announced that two European Internet Security solution providers and one European mobile broadband network optimization and acceleration provider chose the full SETAC-based solution to use as the platform for their appliances.

In light of increasing demand for SETAC products and SETAC-derivative modules throughout 2010, 2011 and 2012, we believe that such products have turned into one of the drivers of our revenues, and will continue as such in the coming years.

Principal Markets

The principal markets in which we compete are set forth more particularly in, and are incorporated by reference to Note 10 to the consolidated financial statements set forth in Item 18 of this annual report. In  2010, 2011 and 2012, approximately, 72%, 75% and 69% respectively, were in North America, 14%,  13% and 15% respectively, of our sales were in Europe, and 14%, 12% and 16% respectively, were in other countries. Our main business is not seasonal, and we believe that there are sufficient sources and raw materials available to sustain it.

Sales and Marketing

Over the last few years, our sales and marketing has been carried out through a network of strategic relationships with leading original equipment manufacturers which sell our products, generally as a part of their systems and sometimes under their own private labels. Our current original equipment manufacturer customers are mostly active in the security appliances market, WAN optimization market, other network appliances markets (such as load balancing and traffic management), storage market, general servers market and other server based applications. They are referred to in this report as OEMs, or OEM customers. Our strategy of carrying out strategic relationships with OEM customers continues to be the strategy under which we operate. We believe that these relationships enable us to take advantage of the superior financial resources and market presence of these companies to increase our sales and establish, maintain and strengthen our position and reputation in the market. In addition, we believe that relationships with OEMs improve access to new technologies developed by such OEMs, thereby ensuring smooth integration of our products and technology with those of the OEMs. In furtherance of this strategy, from 2005 through 2012 we entered into strategic arrangements with OEMs and continued securing successful Design Wins with OEMs who purchase our products. Revenues from sales of our products to OEM customers in 2012 constituted approximately 99% of our revenues. We expect the percentage of our revenues that is derived from sales of connectivity products to OEM customers to continue at similar levels, as we continue to focus our efforts on our Server Adapter products, which are sold mostly to OEMs, and begin to focus on SETAC products, which are currently and will continue to be sold mostly to OEMs.

As such, the loss of some of our OEM customers, or any single key OEM customer, may have a material adverse effect on our operations and financial results and we cannot assure you that we will be able to enter into strategic relationships with OEMs in the future. Our other non-OEM products are marketed directly, through our U.S.-based subsidiary and through a network of independent distributors. Normal payment terms of our OEM customers are up to 90 days net. Substantially all of our international sales are denominated in U.S. dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions and changes in tariffs and freight rates. We have experienced no material difficulties to date as a result of these factors.

Our arrangements with our OEM customers (and distributors and resellers when applicable) are generally non-exclusive. We have generally experienced good relations with our customers and are not aware of any pending terminations other than with respect to products that newer technologies have eliminated the need for.

Our OEM customers, distributors and resellers are not within our control. They are not obligated to purchase products from us and may represent other lines of products. A reduction in sales effort or discontinuance of sales of our products by our OEM customers could lead to reduced sales and could materially adversely affect our operating results. Use of OEMs also entails the risk that OEMs will build up inventories in anticipation of a growth in sales. If such growth does not occur as anticipated, these OEMs may substantially decrease the amount of products ordered from us in subsequent quarters, discontinue product orders or even attempt to return unsold products. The loss or ineffectiveness of several of our OEM relationships at approximately the same time, or the loss of any key OEM customer, might have a material adverse effect on us.

Research and Product Development

Since we commenced operations, we have conducted extensive research, development and engineering activities. Our efforts emphasize the development of new products, cost reduction of current products, and the enhancement of existing products, generally in response to rapidly changing customer preferences, technologies and industry standards. During 2003-2012 we fully matured our line of Multi-Port Server Adapter products and further invested in the development of other products including development of cards incorporating bypass functionality, addition of a full line of PCI-Express cards based on both chipsets we used for the PCI-X based cards, supplementing a line of PCI-Express bypass cards and adding a line of ROHS compliant cards for PCI-X cards (as PCI-Express cards were originally designed to be ROHS compliant). During 2006 we launched a product line of high-performance encryption cards designed to improve the throughput of internet security appliances and network gateways. The products improve the performance of networking appliances by independently executing encryption tasks, thereby accelerating the encryption process and freeing the CPUs of such appliances for other activities. During 2007, we enhanced our offering of encryption cards by adding a line of encryption products which is based on a second chipset  manufacturer, positioning ourselves again (just like with the networking adapters) as an independent supplier which is able to deliver such cards based on chipsets delivered by the leaders in this industry. In addition, during 2007, we developed a line of stand-alone bypass solutions which allow the use of our solutions even where the networking component of the solution is already present. Also, during 2007, we worked to develop a series of 10Gbps adapters, based both on Intel chips and on Broadcom chips. During 2008, due to market demand we added two more stand-alone bypass units: 1. Entry level bypass switch 1/10Gbps, directed at power failure bypass. 2. High end 10Gbps intelligent bypass switch with self generating heartbeat and versatile monitoring and control options.

During 2008-2012 we continued to focus our efforts on the 10Gbps series, and we currently have the following families of 10Gbps cards: (1) our main family of 10Gbps cards consists of 10Gbps adapters with and without bypass, with both Intel and Broadcom controllers, including several interface options (such as XFP, CX4, SFP+ and 10GbaseT), (2) the family of redirector cards, which integrates intelligent packet filtering, multi-port connectivity and automated bypass on a single networking card, and (3) the family of encryption acceleration cards. In addition to the abovementioned redirector cards, we are also developing other cards which enable intelligent offloading of server tasks. During the above period, we also added intelligent stand alone bypass units. The stand alone bypass unit is a switch that protects network integrity from network failures and network maintenance.

From 2008 to 2012 we developed the SETAC, a new product family, and in June 2012 we were issued patent No. 8,199,523 entitled ‘Server-Based Network Appliance’ from the United States Patent and Trademark Office with respect to our SETAC product. SETAC enables branded high technology servers to be configured as hardware appliances, and creates an ideal network appliance that combines server grade reliability, front-end access, field-replaceable architecture and a stable state-of-the-art technology environment. The SETAC product line includes SETAC converters (comprised of PCI-Express G2 adapter, cables and the Silicom backplane) that are used to interface with Silicom’s front loading I/O Express Modules. Leveraging a standard server’s configuration, the SETAC products are installed through placing Silicom’s I/O Express Modules into the server’s “hot-swap” hard drive slots. Through the use of the SETAC, the customer will be giving its new security appliance field re-configurability, flexibility and other desirable functions without sacrificing the use of a branded, highly-reliable and supportable basic platform.

During 2011-2012, we developed the DNA (Direct NIC Access) driver and feature set to enable high rate capture, analysis and filtering while leveraging our existing range of networking cards. DNA allows a line-rate of 10Gbps RX/TX and uses the cards' abilities to deliver packets directly to and from the user space while offloading tasks such as filtering and QOS from the CPU.

During 2012, we developed the Lib Zero, a library that implements packet sharing in zero-copy. LibZero is able to operate at line rate with any packet size, and implements basic RX/TX capabilities, giving developers a flexible packet processing framework in addition to DNA that is implemented in zero-copy. This framework "fills the gap," delivering missing functionality including:

•	Packet distribution across threads, cores and applications
•	User-configurable, packet hashing for flexible packet distribution
•	Packet filtering and efficient packet forwarding across network interfaces

During 2012, we developed a Nano-Second Time-Stamping NIC. The NIC combines Intel’s networking silicon and the Company’s time-stamping FPGA (field programmable gate array), working at wire speed to time-imprint packets.

On February 14, 2013, we filed a patent application in the United States, the "Network Adapter with High Performance In-Line Timestamp", to protect our proprietary information with respect to Ethernet-managed network interface cards.

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

Competition

The data server adapters industry is highly competitive. We face competition from numerous companies, some of which are more established, benefit from greater market recognition and have greater financial, production and marketing resources than we do. We cannot guarantee that our present or any contemplated products will continue to be distinguishable from those of our competitors or that the marketplace will find our products preferable to those of our competitors. Furthermore, there can be no assurance that competitive pressures will not result in price reductions that could materially adversely affect our business and financial condition and the results of our operations.

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

To the best of our knowledge, there is no direct competition to our unique SETAC products. As network appliances may be built based on either standard servers or special hardware appliances, our SETAC products improve and enhance the competitive positioning of standard servers in the network appliance industry compared to the special hardware appliances alternative. We believe that the products offered by suppliers of special hardware appliances such as Portwell, Nexcom, Lanner and Advantech do not provide the advantages of the SETAC solution and therefore constitute only non-direct competition.

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

 On April 8, 2010, we filed a patent application in the United States the "Server-Based Network Appliance", to protect our proprietary intellectual property with respect to SETAC products. On June 12, 2012 we were issued patent No. 8,199,523 entitled ‘Server-Based Network Appliance’ from the United States Patent and Trademark Office with respect to our SETAC product. The patent will expire in October, 2030.  The patent covers a server-based network appliance in which a computer motherboard is mounted in a case with the bus slots of the motherboard adjacent to the rear side of the case. Communication adapter cards are mounted in the case so that the ports of these cards are accessible at the front panel. Bus extension circuitry inside the case connects the bus slots on the motherboard with the communication adapter cards, as though the cards were plugged into the motherboard. This configuration, which is used in the our SETAC product, gives the convenience of connecting and replacing modules via the front panel while using standard motherboards, which are not normally designed for front-panel access. We have also filed Chinese patent application 201080012696X covering this same invention and claiming priority from the above US patent.  The Chinese patent application is awaiting examination by the State Intellectual Property Office (SIPO).

On February 14, 2013, we filed a patent application in the United States, the "Network Adapter with High Performance In-Line Timestamp", to protect our proprietary information with respect to Ethernet-managed network interface cards.

We cannot assure you that the scope of any issued patent will adequately protect our intellectual property rights, or that patents will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. For additional information regarding the risks to the Company with respect to patents and other intellectual property rights see the risk factor entitled “We may not be able to protect our intellectual proprietary rights” under Item 3.D  - “Risk Factors”.

Governmental Regulation Affecting the Company

We are affected by the terms of research and development grants we have received from the Office of the Chief Scientist of Israel (“OCS”). Under the terms of Israeli Government participation, a royalty of 2% or up to 5% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when a dollar-linked amount equal to 100% of such grants plus interest at LIBOR is repaid. The terms of Israeli Government participation also impose significant restrictions on manufacturing outside Israel of products developed with government grants. The transfer to third parties of technologies developed through such projects is subject to approval of the OCS. There can be no assurance that such approval, if requested, will be granted on reasonable commercial terms.

In addition, we receive certain tax benefits and reduced tax rates from the Israeli government due to our status as a “Benefited Enterprise” under the Law for the Encouragement of Capital Investments-1959, as amended. See “Item 10. Additional Information – Taxation.” The entitlement to these benefits is conditional upon our fulfillment of the conditions stipulated by the law, regulations promulgated thereunder and the instruments of approval for the specific investments. In the event of failure to comply with these conditions, the benefits could be canceled and we would be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences and interest.

C.           Organizational Structure

We have one wholly owned subsidiary, which is incorporated in the United States, under the name Silicom Connectivity Solutions, Inc. Two of our founders, Messrs. Yehuda and Zohar Zisapel, are also founders, directors and principal shareholders of several other corporations within the “Rad Group”. See Item 7. “Major Shareholders and Related Party Transactions" for additional information on our relationships with members of this group of companies.

D.           Property, Plant and Equipment

We do not own any real property, but we lease property at three locations. Our executive offices and research and development facilities are located in Kfar Sava, Israel. In November 2007, we renewed the term of the lease for our Kfar Sava offices until December 31, 2008, and have been extending such lease each year. During 2012 we extended the lease further for an additional year until December 31, 2013. The facility is approximately 1,050 square meters in size, and we currently pay monthly rent of approximately $15,000.

We have conducted our manufacturing in Yokneam, Israel since 2000, and in January 2009, we moved to a new facility in Yokneam, and entered into a lease for a period of two years, ending in December 31, 2010, with an option to renew the terms for an additional period of three years. On December 31, 2010 we renewed the lease for such additional period, until December 31, 2013. This facility is approximately 913 square meters in size plus additional warehouse areas of approximately 456 square meters in size, and the monthly rent payments are approximately $17,000.

As of February 2004, we sub-lease office space in Paramus, New Jersey, from our affiliate. On January 1, 2013, we extended the sub-lease for this space for an additional one-year period until December 31, 2013. Currently, the monthly rent payments for this space are approximately $1,000. See “Item 7 – Major Shareholders and Related Party Transactions.”

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

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

Silicom was incorporated in Israel and commenced operations in 1987. We have traditionally been engaged in the design, manufacture, marketing and support of connectivity solutions for computers. In the years 2000 and 2001, we leveraged the IP developed in this area for use in the broadband internet access market. In late 2002, we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end server networking cards, recording growing sales of these products in 2004-2007. In 2008 we recorded sales of these products of approximately $25.6 million, and in 2009 we recorded sales of approximately $20.5 million. In 2010 we leveraged our expertise and know-how in networking solutions and launched our new SETAC (Server To Appliance Converter) product line. In 2010, 2011 and 2012 we recorded sales from all of our networking solutions of approximately $30.4 million, $39.6 million and $48.7 million, respectively. We primarily sell our products through original equipment manufacturers and, to a lesser extent, through independent distributors (on a non-exclusive basis).

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

When other-than-temporary impairment has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether we intend to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If we intend to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is recognized in earnings equal to the entire difference between the amortized cost basis of the investment and its fair value at the balance sheet date. If we do not intend to sell the security and it is not more likely than not that we will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings.

•
Allowance for doubtful accounts - Trade receivables are recorded less the related allowance for doubtful accounts receivable. We consider accounts receivable to be doubtful when it is probable that we will be unable to collect all amounts, taking into account current information and events regarding our customers' ability to repay their obligations. The balance sheet allowance for doubtful debts is determined as a specific amount for those accounts the collection of which is uncertain. We perform our estimates regarding potential doubtful debts based on payment history and correspondence with our customers, and based on new information we receive about the customers’ financial situation. As of December 31, 2012, the allowance for doubtful debts was $20 thousand.

▪
Deferred Taxes - We account for income taxes under ASC 740-10 (formally known as SFAS No. 109), "Accounting for Income taxes". Under ASC 740-10, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred taxes assets to the amount expected to be realized. Valuation allowances in respect of deferred taxes were recorded in respect of the following matter:

▪
Deferred tax assets that, as we believe, are more likely than not to be realized. In assessing the potential of realization of deferred tax assets, we consider projected future taxable income and tax planning strategies.

Deferred tax assets and liabilities are classified as current or non-current items in accordance with the nature of the assets or liabilities to which they relate. When there are no underlying assets or liabilities the deferred tax assets and liabilities are classified in accordance with the period of expected reversal. Income tax expenses represent the tax payable for the period and the changes during the period in deferred tax assets and liabilities. As of December 31, 2012, the deferred tax assets were $161 thousand. In 2010 and in 2011, all of the valuation allowance referred to loss carry-forward related to Silicom Connectivity Solutions, Inc. In 2012 Silicom Connectivity Solutions, Inc. utilized all of its loss carry-forward and therefore all related deferred tax assets and valuation allowance were derecognized.

We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

ASC 740 (FASB Interpretation No. 48), "Accounting for Uncertainty in Income Taxes" clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. ASC 740 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position.

As of January 1, 2012 and for the twelve months ended December 31, 2012, we did not have any unrecognized tax benefits. In addition, we do not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

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

•
Accounting for Stock-Based Compensation - The Company recognizes compensation expense in accordance with ASC topic 718, "Compensation – stock compensation" based on estimated grant date fair value using an option-pricing model. The share-based awards granted after January 1, 2008 include features that are not supported by the Black and Scholes valuation model, such as an expiration date to occur if the closing price of the Shares falls below 50% of the grant date Share price. Therefore for share-based awards granted after January 1, 2008, the Company recognizes compensation expense based on estimated grant date fair value using the Monte Carlo option-pricing model, or the Binomial option-pricing model.

Recently Enacted Accounting Pronouncements Not Yet Adopted

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. We will implement the provisions of ASU 2011-11 as of January 1, 2013.

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

Year Ended December 31,

	2010	2011	2012
Sales	100%	100%	100%
Cost of sales	57.5	56.6	59.2
Gross profit	42.5	43.4	40.8
Research and development costs	10.8	10.5	9.0
Selling and marketing expenses	7.3	6.7	6.3
General and administrative expenses	5.0	4.8	4.9
Operating Income	19.4	21.4	20.6
Financial income, net	2.0	1.1	1.5
Income before income taxes	21.4	22.5	22.1
Income tax expenses	2.6	1.7	1.8
Net Income	18.8	20.8	20.3

Sales in 2012 increased by 23.0% to 48,729 thousand compared to $39,633 thousand in 2011. The increase in sales is mostly attributed to the following factors: many existing customers continued increasing their ongoing orders; some of our larger customers continued integrating additional Silicom products into their product lines; and, we continued expanding our customer base. The increase in sales is also affected, among other factors, by the growing interest of the market in our new product lines.

Sales in 2011 increased by 30.4% to $39,633 thousand compared to $30,399 thousand in 2010. The increase in sales is mostly attributed to the following factors: many existing customers continued increasing their ongoing orders; some of our larger customers continued integrating additional Silicom products into their product lines; and, we continued expanding our customer base. The increase in sales is also affected, among other factors, by the growing interest of the market in our new product lines including the SETAC products.

Gross profit in 2012 was $19,880 thousand compared to $17,203 thousand in 2011. Gross profit as a percentage of sales in 2012 was 40.8%, compared to 43.4% in 2011. Our gross profit is largely dependent on the mix of products we sell during a specific year. The lower gross profit percentage in 2012 compared to 2011 was primarily a result of changes to the mix of products we sold in 2012. Gross profit is also affected, among other factors, by write-downs of inventory made with respect to any obsolete or slow moving inventory we can no longer use. The inventory write-downs as a percentage of sales in 2012 decreased to 1.8%, compared to 1.9% in 2011.

Gross profit in 2011 was $17,203 thousand compared to $12,909 thousand in 2010. Gross profit as a percentage of sales in 2011 was 43.4%, compared to 42.5% in 2010. Our gross profit is largely dependent on the mix of products we sell during a specific year. The higher gross profit percentage in 2011 compared to 2010 was primarily a result of changes to the mix of products we sold in 2011. Gross profit is also affected, among other factors, by write-downs of inventory made with respect to any obsolete or slow moving inventory we can no longer use. The inventory write-downs as a percentage of sales in 2011 decreased to 1.9%, compared to 2.6% in 2010.

Research and development costs in 2012 increased by 5.7% to $4,401 thousand compared to $4,165 thousand in 2011. This increase was mainly attributed to our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies, which contributed approximately $520 thousand to such increase. Thus, there was an increase in our research and development costs in 2012, despite the effect of a relative strengthening of the US Dollar against the New Israeli Shekel, which contributed approximately $280 thousand to a decrease in the research and development costs (since a significant portion of our research and development expenses are incurred in New Israeli Shekels) which decrease was more than offset by the factors outlined above.

Research and development costs in 2011 increased by 27.0% to $4,165 thousand compared to $3,280 thousand in 2010. This increase was mainly attributed to our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies, which contributed approximately $740 thousand to such increase, and to a relative weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our research and development expenses are incurred in New Israeli Shekels), which contributed approximately $150 thousand to such increase.

Selling and marketing expenses in 2012 increased by 15.1% to $3,081 thousand compared to $2,677 thousand in 2011. This increase was mainly attributed to our continued investment in the promotion of our server networking products, which contributed approximately $510 thousand to such increase. Thus, there was an increase in the selling and marketing expenses, despite the effect of a relative strengthening of the US Dollar against the New Israeli Shekel which contributed approximately $110 thousand to a decrease in the selling and marketing expenses (since a significant portion of our selling and marketing expenses are incurred in New Israeli Shekels), which decrease was more than offset by the factors outlined above.

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

General and administrative expenses in 2012 increased by 25.3% to $2,369 thousand compared to $1,890 thousand in 2011. This increase was mainly attributed to the growth in our activity as demonstrated by the increase in our sales which amounted to 23.0%, which contributed approximately $620 thousand to such increase. Thus, there was an increase in the general and administrative expenses despite the effect of a relative strengthening of the US Dollar against the New Israeli Shekel which contributed approximately $140 thousand to a decrease in the general and administrative expenses (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels), which decrease was more than offset by the factors outlined above.

General and administrative expenses in 2011 increased by 24.1% to $1,890 thousand compared to $1,523 thousand in 2010. This increase was mainly attributed to the growth in our activity as demonstrated by the increase in our sales which amounted to 30.4%, which contributed approximately $300 thousand to such increase, and to a relative weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels), which contributed approximately $70 thousand to such increase.

Financial income, net in 2012 increased by 71.3% to $752 thousand compared to $439 thousand in 2011. The increase was primarily caused by the relative strengthening of the US dollar against the New Israeli Shekel (a significant portion of our balance sheet assets and obligations are denominated in New Israeli Shekels), which created a net financial income in US dollars from exchange rate differences, and the increase in funds available for investment.

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

In 2012 we recorded current income tax expenses of $900 thousand and deferred income tax expenses of $22 thousand compared to current income tax expenses of $619 thousand and deferred income tax expenses of $86 thousand in 2011. In addition, in 2012 we recorded income tax benefit relating to former years (tax returns) of $12 thousand, and in 2011 we recorded income tax benefit relating to former years (tax returns) of $38 thousand.

In 2011 we recorded current income tax expenses of $619 thousand and deferred income tax expenses of $86 thousand compared to current income tax expenses of $657 thousand and deferred income tax expenses of $156 thousand in 2010. In addition, in 2011 we recorded income tax benefit relating to former years (tax returns) of $38 thousand, and in 2010 we recorded income tax benefit relating to former years (tax returns) of $12 thousand.

In 2012 we recorded net income of $9,871 thousand compared to net income of $8,243 thousand in 2011, a 19.8% increase. This increase was mainly due to our higher sales in 2012.

In 2011 we recorded net income of $8,243 thousand compared to net income of $5,715 thousand in 2010, a 44.2% increase. This increase was mainly due to our higher sales in 2011.

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

Since the majority of our revenues are denominated and paid in U.S. dollars, we believe that inflation in Israel and fluctuations in the U.S. dollar exchange rate do not have any material effect on our revenue. Inflation in Israel and the Israeli currency as well as U.S. dollar exchange rate fluctuations, may however, have an effect on our expenses and, as a result, on our net income/loss. The cost of our Israeli operations, as expressed in U.S. dollars, is influenced by the extent to which any change in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a change in valuation of the NIS in relation to the U.S. dollar.

We do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions, if management determines that it is necessary to offset such risks.

B.           Liquidity and Capital Resources

As of December 31, 2012, we had working capital of $46,094 thousand and our current ratio (current assets to current liabilities) was 4.91. Cash and cash equivalents as of December 31, 2012 increased by $1,823 thousand to $13,306 thousand, compared to $11,483 thousand as of December 31, 2011. Short-term bank deposits decreased by $2,483 thousand to $2,527 thousand, compared to $5,010 thousand as of December 31, 2011. Short-term marketable securities increased by $3,556 thousand to $12,583 thousand and long-term marketable securities increased by $4,802 thousand to $28,469 thousand. The net increase of $7,698 thousand in these four balance sheet items in 2012 was mainly due to net cash provided by operating activities.

Trade receivables increased to $12,391 thousand as of December 31, 2012, compared to $8,613 thousand as of December 31, 2011, mainly due to the increase in sales in the fourth quarter of 2012, as compared to sales in the fourth quarter of 2011. Other receivables increased to $2,234 thousand as of December 31, 2012, compared to $1,597 thousand as of December 31, 2011.

Trade payables increased to $7,875 thousand as of December 31, 2012, compared to $3,978 thousand as of December 31, 2011, mainly due to the increase in inventory in the fourth quarter of 2012, as compared to inventory in the fourth quarter of 2011.

Other payables and accrued liabilities increased to $3,914 thousand as of December 31, 2012, compared to $2,460 thousand as of December 31, 2011.

Cash provided by operating activities in 2012 amounted to $8,889 thousand compared to $4,691 thousand in 2011. The cash provided by operating activities in 2012 was the result of our positive operating income.

Inventories increased to $14,795 thousand as of December 31, 2012, compared to $11,173 thousand as of December 31, 2011, mainly due to the fact that as our sales grow and customers demand receipt of products within a number of weeks following the issuance of purchase orders, we are required to be ready to deliver our products in accordance with our customers’ expectations.

Capital expenditures on property and equipment as of December 31, 2012 were $807 thousand, compared to $566 thousand as of December 31, 2011.

We have cash and cash equivalents that we believe are sufficient for our present requirements. Furthermore, our cash resources are sufficient to fund our operating needs for at least the next twelve months.

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

On April 8, 2010, we filed a patent application in the United States the "Server-Based Network Appliance", to protect our proprietary intellectual property with respect to SETAC products. In June 2012 we were issued patent No. 8,199,523 entitled ‘Server-Based Network Appliance’ from the United States Patent and Trademark Office with respect to our SETAC product.  On February 14, 2013, we filed a patent application in the United States, the "Network Adapter with High Performance In-Line Timestamp", to protect our proprietary information with respect to Ethernet-managed network interface cards.

We cannot assure you that the scope of any issued patent will adequately protect our intellectual property rights, or that patents will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. For additional information regarding the risks to the Company with respect to patents and other intellectual property rights see the risk factor entitled “We may not be able to protect our intellectual proprietary rights” under Item 3.D  - “Risk Factors”.

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. In each of the three fiscal years from 1999 to 2001, we received grants from the OCS for the development of systems and products. We have received from the OCS up to 30% of certain research and development expenditures for particular projects. Under the terms of Israeli Government participation, a royalty of 2% or up to 5% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when a dollar-linked amount equal to 100% of such grants without interest, for projects approved prior to December 2000, and plus interest at LIBOR, for amounts received after that date, is repaid. The terms of Israeli Government participation also place restrictions on the location of the manufacturing of products developed with government grants, which, in general, must be performed in Israel, and on the transfer to third parties of technologies developed through projects in which the government participates. See “Item 10. Additional Information - Taxation.” We received approximately 20% of certain research and development expenditures for a particular project in 2003 and approximately 30% of such expenditures for a particular project in 2004. We did not have any new grant programs with the OCS from 2005 to 2012. In August 2005, we received approval for a $54 thousand dollar grant from the Korea-Israel Industrial Research and Development Foundation, or Koril-RDF, in connection with the joint development of a certain product with a Korean company. Under the terms of this grant we are required to repay the amounts received at a rate of 2.5% per year of our gross sales of the product developed with the grant in each such year, until 100% of the grant (and any other sums received from Koril-RDF) are repaid. The annual payment for every year following the first sale of the product will not exceed certain percentages of the amounts received from Koril-RDF. As of January 2006 and to date, our research and development activities have been sponsored and funded by us, and we did not participate in any new encouragement programs or received any additional grants from the OCS or Koril-RDF.

We expect that we will continue to commit resources to research and development in the future. As of February 28, 2013, we employed 38 persons in research and development. In 2010, 2011 and 2012, our research and development expenses were $3,280, $4,165 and $4,401 respectively, constituting approximately 10.8%, 10.5% and 9.0% respectively, of our sales. For additional information concerning commitments to pay royalties on sales of products developed from projects funded by the OCS, see Note 8A to our financial statements included elsewhere in this annual report and see “Item 10. Additional Information - Taxation.”

D.           Trend Information

In late 2002, we leveraged our expertise and know-how in networking and operating systems to develop a line of high-end server networking cards (Server Adapters). In today’s network-based environment, there is a growing demand for server-based systems. The markets for such systems are almost continuously growing. Furthermore, the security market is growing due to an increase in demand for security appliances, most of which are server based, and the WAN optimization market is growing due to an increase in demand for better WAN connection between branch offices and headquarters. These two markets are now the main markets in which our Server Adapters provide added value. We began investing in marketing and sales of this line to potential markets and customers during 2003 and received initial purchase orders from a number of sources. We continued to invest in the marketing of these products during 2004-2012. During 2004-2007, the number of purchase orders for these products significantly increased. In 2008 there was a slight decrease in purchase orders as compared with 2007, and in 2009 there was a further decrease in purchase orders as compared with 2008, which was mostly attributed to the generally lower demand for the products due to the global economic downturn. The sales cycles in the markets for our products are long, but once we establish a customer base, each such customer will represent an opportunity for sustained, long-term revenues. During the years 2002-2009, our business was based in its entirety on this product line, which generated all of our revenues, and, during this period, we expected that this product line would continue to be our principal line of business in the coming years, specifically with respect to the 10Gbps cards, higher port density cards, bypass cards and intelligent and programmable cards.

In 2009, despite the impact of the major worldwide economic downturn as discussed above, we continued to be profitable and completed four profitable quarters despite the year’s significant challenges. Furthermore, in the last two quarters of 2009, we were able to restore a process of growth in our business, a trend which continued in 2010, 2011 and 2012. In 2010, the number of purchase orders for our products significantly increased, and we reached our highest revenues to that date. During this period, many of our customers renewed their purchases from us to the level of their purchases prior to the economic crisis.  We also made sales associated with new products and customers. In 2011 and 2012, many existing customers continued increasing their ongoing orders, some of our larger customers continued integrating additional Silicom products into their product lines, and we continued to expand our customer base. The increase in sales during 2011 and 2012 was also influenced by, among other factors, the growing interest of the market in our new product lines including the SETAC products. As a result, the number of purchase orders for our products significantly increased even further during 2011 and 2012, and we again achieved our highest level of annual revenues to those dates.

In 2009, 2010, 2011 and 2012 we launched new products, such as our new product family, the new patented SETAC (SErver To Appliance Converter), which received a positive reaction in the market, penetrated our existing customer base and facilitated cooperation with new customers including a significant cooperation at the end of 2010 with a pioneering developer and manufacturer of high-performance server platforms, and with a major vendor in the security industry, who incorporates SETAC products in their next-generation lines of security appliances launched in 2011, and a significant cooperation at the beginning of 2011 with the OEM division of a leading server manufacturer and a global provider of purpose-built platforms and appliances which began offering appliances integrating Silicom’s SETAC products with of a popular model of the server manufacturer's standard servers. In May 2011 we achieved two Design Wins for Networking Modules, a product line that we developed as a part of our SETAC Server-to-Appliance Converter strategy. One was with a dominant player in the global security market who will use our modules in several appliances to enable the reconfiguration of their ports without opening the appliance chassis. The second was with a leading company in the Traffic Management and Policy Enforcement industry who has decided to standardize on our connectivity modules within its custom-built appliances. In October 2011 we announced that one of the world’s largest networking companies, has standardized the use of Silicom’s SETAC kits in some of its network appliance product lines. In March 2012 we announced the first Design Win for the use by a telecom operator of the SETAC products in a server-based carrier-grade network appliance platform. In October 2012 we announced that the security division of one of the world’s largest server manufacturers has awarded us a major new Design Win for its SETAC-derivative 1Gbps and 10Gbps Fiber Bypass modules. This is our first win with this Tier-1 conglomerate, which has already placed initial orders as a part of the award. The Design Win followed an evaluation conducted jointly by the customer and its appliance vendor. Furthermore at the same time we also announced that two European Internet Security solution providers and one European mobile broadband network optimization and acceleration provider chose the full SETAC-based solution to use as the platform for their appliances. We believe that as products such as SETAC and SETAC-derivative modules will further prove themselves in commercial deployments, the demand for such products is expected to increase and, consequentially, may turn this product family into one of our growth drivers in future years.

However, although we expect our business and products to further develop in the coming years, there is no assurance that we will continue to generate significant sales in the areas in which we operate.

E.           Off-Balance Sheet Arrangements

On July 22, 2002, our Audit Committee and the Board of Directors approved an Indemnification Agreement with our directors and officers. Our shareholders approved the terms of this agreement in a General and Extraordinary Meeting held on January 7, 2004. In the March 2005 amendment to the Israeli Companies Law-1999 ("Companies Law"), the instances in which a company may indemnify its officers and directors were broadened. In December 2007 each of our Audit Committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers so as to reflect this amendment. Our shareholders approved the terms of this new Indemnification Agreement in January 2008. The Agreement provides that the directors and officers will be exempt from liability in certain circumstances. The Agreement also provides for the indemnification by us for certain obligations and expenses imposed on the officer in connection with an act performed in his or her capacity as an officer of the Company. This right to indemnification is limited, and does not cover, among other things, a breach of an officer’s duty of loyalty, a willful breach of an officer’s duty of care, or a reckless disregard for the circumstances or consequences of a breach of duty of care. The right to indemnification also does not cover acts that are taken intentionally to unlawfully realize personal gain. The maximum amount of our liability under these Indemnification Agreements for any monetary obligation imposed on an officer or a director in favor of another person by a judgment is currently $3,000,000 for each instance of a covered scenario. In addition we would be liable to indemnify the officer or director for all reasonable litigation expenses with respect to certain proceedings. We are not aware of any material pending action that may result in anyone claiming such indemnification.

A recent amendment to the Israeli Securities Law, 5728-1968 (the "Israeli Securities Law"), and a corresponding amendment to the Companies Law, authorizes the Israeli Securities Authority to impose administrative sanctions against companies like Silicom Ltd. and their office holders for certain violations of the Israeli Securities Law or the Companies Law.  These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The amendments to the Israeli Securities Law and to the Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and certain compensation payable to injured parties for damages suffered by them are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association, and receive the requisite corporate approvals.  In January 2012 each of our Audit Committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers serving in such capacities from time to time so as to reflect this amendment, and at the Annual General Meeting of the Shareholders held on April 11, 2012 our shareholders approved these amendments to the Articles of Association and a revised form of Indemnification Agreement for directors serving in such capacity from time to time.

We are not party to any other material off-balance sheet arrangements or contingent obligations.

F.           Tabular disclosure of contractual obligations

The following table shows our outstanding contractual obligations by category and by payments due as of December 31, 2012:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Leases	848,000	645,000	203,000
Purchase Obligations	8,663,000	8,663,000
Total	9,511,000	9,308,000	203,000

Our total outstanding contingencies in respect of royalty-bearing participations received or accrued, net of royalties paid or accrued before interest, amounted to approximately $2,960 thousand as of December 31, 2012, of which $2,782 thousand are attributable to sales of our legacy products and $178 thousand are attributable to sales of a certain discontinued product.

Other Long-Term Liabilities Reflected on the Company's Balance Sheet:

The liability for employees’ severance benefits amounted to approximately $2,278 thousand as of December 31, 2012.

The liability for employees’ severance benefits is calculated on the basis of the latest monthly salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited by us into employees’ managers’ insurance and/or pension fund accounts in respect of severance obligations to such employees, including accumulated income thereon as well as by the unfunded provision reflected on the balance sheet. Such liability will be removed, either by termination of employment or retirement. While the timing of such obligations cannot be pre-determined (and as such were not included in the above table), such liability will be removed, either by termination of employment or retirement.

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table and notes thereto set forth information regarding our officers, directors and senior management as of February 28, 2013.

Name	Age	Position with Company
Avi Eizenman	55	Active Chairman of the Board
Shaike Orbach	61	President, Chief Executive Officer, Director
Zohar Zisapel	64	Director
Einat Domb-Har	45	External Director (terms ends as of July 1, 2013)
Ayelet Aya Hayak	43	Nominee for External Director commencing a three year term as of July 1, 2013
Ilan Erez	45	External Director
Eran Gilad	45	Chief Financial Officer

Avi Eizenman co-founded the Company in 1987 and has served as a Director since its inception. Mr. Eizenman also served as our President and Chief Executive Officer from the Company’s inception until April 1, 2001, and on such date, he resigned from his positions as President and Chief Executive Officer and was appointed Active Chairman of the Board of Directors. Mr. Eizenman served as head of the ASIC department at Scitex Ltd. in 1986. From 1979 until 1985, Mr. Eizenman held various positions, including project manager, ASIC specialist and engineer, with the Electronic Research & Development Department of the Israeli Ministry of Defense. Mr. Eizenman holds a B.Sc. degree, with honors, in Electrical Engineering from the Technion, and an M.B.A. from Tel Aviv University.

Shaike Orbach has been our President and Chief Executive Officer April 2001. In December 2001, Mr. Orbach was named a Director, replacing Zohar Zisapel, who resigned from the Board of Directors. Prior to that, for a period of four and a half years, Mr. Orbach was President and CEO of Opgal Ltd., a high-tech subsidiary of Israel’s Rafael and El-Op corporations. Previously, he was General Manager of Edusoft, an Israeli company the shares of which were traded on the NASDAQ National Market (now, the NASDAQ Global Market), and Managing Director of Tecsys Ltd. He holds a B.Sc degree in Mechanical Engineering from the Technion.

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

Einat Domb-Har has served as Chief Financial Officer of OneCall Contact Centers Ltd., a company providing Local Lead Generation Network to drive quality phone leads to local businesses since January 2011. From 2006 to 2010 Ms. Domb-Har served as Chief Financial Officer of Olista Ltd., a company providing unique solutions for the cellular industry. From 2004 to 2006 Ms. Domb-Har served as the Chief Financial Officer of Stage One Venture Capital, which focuses on seed investment in the telecom industry. From 2000 to 2004 Ms. Domb-Har served as a controller of Pitango Venture Capital, Israel’s largest pool of four venture capital funds. From 1994 to 1999 Ms. Domb-Har served as a senior manager at Kost, Forer and Gabbay, CPA, a member of Ernst & Young International. Ms. Domb-Har is an Israeli Certified Public Accountant and holds a BA in Economics and Accounting from Tel Aviv University. She also holds an M.B.A. from the Israeli extension of Bradford University. Her third and final three-year term as an external director of the Company will end as of July 1, 2013.

Ayelet Aya Hayak was nominated by the Board of Directors to be elected as an external director for an initial three-year term commencing July 1, 2013, with such election to take place at the next Annual Shareholders Meeting of the Company to be held on April 14, 2013. Ms. Hayak serves as a director in several public companies, among which are New Horizon Group Ltd., One Software Technologies (O.S.T.) Ltd., MYDAS Fund Investments Ltd., Danel (Adir Yehushua) Ltd., B.S.R. Projects Ltd., Financitech Ltd., and M.I. Holdings Ltd. Additionally, Ms. Hayak also serves as the chairman of the board of directors of S.D.S (Star Defense Systems) Ltd. Between 2009 and 2011 Ms. Hayak served as the CEO of Paula Ltd. Ms. Hayek holds a BA degree in accounting and business administration from the Tel Aviv College of Management and is also a Certified Public Accountant.

Ilan Erez has served as Chief Financial Officer of Cimatron Ltd. (Ticker Symbol CIMT) engaged in the design and sale of CAD/CAM software for the tool-making and discrete manufacturing industries, since July 2005.  From 1998 to 2005 Mr. Erez served as the Chief Financial Officer of the Company. He also served as VP Operations of the Company from May 2001 to 2005. From 1996 to 1998 Mr. Erez served as Controller and assistant to the Chief Executive Officer at Bio-Dar Ltd. From 1994 to 1996 Mr. Erez served as an auditor at Kesselman & Kesselman, a member of Price Waterhouse Coopers. Mr. Erez is a Certified Public Accountant in Israel and holds a B.A in Accounting and Economics from the Hebrew University and an LL.M. in Business Law from Bar-Ilan University.  Mr. Ilan Erez has served as an external director of the Company since 2010, and is up for re-election an external director for a second three-year term commencing July 1, 2013, with such re-election to take place at the next Annual Shareholders Meeting of the Company to be held on April 14, 2013.

Eran Gilad has been our Chief Financial Officer since May 2005. From 2002 to 2004 Mr. Gilad served as VP of Finance & Operation at Frontline PCB Solutions Ltd. From 2000 until 2002 Mr. Gilad held senior financial and operational positions at Lynx Photonic Networks Inc. From 1996 until 2000 Mr. Gilad held senior financial positions at Technomatix Technologies Ltd. He is a Certified Public Accountant in Israel and holds an M.A in Economics from Tel-Aviv University and a B.A in Accounting and Economics from Tel-Aviv University.

B.           Compensation

 The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2012 was $1,562 thousand. The aggregate amount accrued to provide for severance payments to all persons as a group who served in the capacity of director or executive officer as of the year ended December 31, 2012 was $988 thousand. The severance terms of our Chief Executive Officer and Chairman of the Board, as approved by the audit committee, board of directors and shareholders of the Company, may entitle them, in certain circumstances, to additional payments. We do not pay cash compensation to Zohar Zisapel for serving on our board of directors. We do pay cash compensation to Avi Eizenman who is an active Chairman of the Board, and to Shaike Orbach, who is the President and Chief Executive Officer. The external directors receive compensation in accordance with the regulations governing compensation of external directors promulgated under the Israeli Companies Law-1999. All our officers other than the external directors and Mr. Zohar Zisapel work full time for us. Certain of the compensation previously paid to our directors was paid in the form of options under the Silicom Directors Share Incentive Option Plan (1994) (under which there are presently no options outstanding) and certain of such compensation is paid in the form of options under the Share Option Plan (2004) described below.

On October 24, 2000, the board of directors adopted the Silicom Ltd. US Share Option Plan (2000). This Plan is intended to constitute a means of providing additional incentive to officers, consultants and certain other present and future employees and directors of the Company and its subsidiaries. The Plan is administered by the board of directors, which has full authority to grant options under the Plan. Under the terms of the Plan, up to a maximum of 200,000 of our ordinary shares are reserved for issuance, subject to certain adjustments. In total, as of February 28, 2013, we have granted 17,600 options pursuant to the US Share Option Plan (2000) to employees of our US subsidiary – Silicom Connectivity Solutions, Inc., of which 11,300 were returned to the Company due to certain employees who left their positions not exercising their options.

On December 30, 2004, our shareholders adopted our Share Option Plan (2004). Under the original terms of the Share Option Plan (2004) up to a maximum of 282,750 of our ordinary shares are reserved for issuance, subject to certain adjustments, upon the exercise of options granted to employees, directors, officers, consultants and service providers. In December 2007, the Board of Directors increased the number of our ordinary shares available for issuance under the Share Option Plan (2004) by 300,000. In August 2012, the Board of Directors increased the number of our ordinary shares available for issuance under the Share Option Plan (2004) by an additional 500,000. The Share Option Plan (2004) is administered by the board of directors, which designates the optionees, dates of grant, vesting periods and the exercise price of options. The options are non-assignable except by the laws of descent. Certain tax advantages apply to certain of our directors, officers and employees with respect to options granted to them under the Share Option Plan (2004). As of February 28, 2013, we have granted a total of 1,036,000 options under the Share Option Plan (2004), of which (i) 200,000 options were granted to Mr. Avi Eizenman, such that (a) 30,000 at an exercise price of $2.53 and at a termination date of December 30, 2014; (b) 40,000 expired in July 2008, (c) 40,000 at an exercise price of $3.82 and at a termination date of the earlier to occur of October 15, 2016 or the closing price of our shares falling below $1.91, (d) 50,000 at an exercise price of $18.82 and at a termination date of the earlier to occur of December 21, 2018 or the closing price of our shares falling below $9.41 and (e) 40,000 at an exercise price of $15.28 and at a termination date of the earlier to occur of September 13, 2020 or the closing price of our shares falling below $7.64, (ii) 30,000 options were granted to Mr. Yehuda Zisapel, (who was formerly a director of the Company) at an exercise price of $2.53 and at a termination date of December 30, 2014, (iii) 200,000 options were granted to Mr. Shaike Orbach, such that (a) 30,000 at an exercise price of $2.53 and at a termination date of December 30, 2014, (b) 40,000 expired in July 2008, (c) 40,000 at an exercise price of $3.82 and at a termination date of the earlier to occur of October 15, 2016 or the closing price of our shares falling below $1.91, (d) 50,000 at an exercise price of $18.82 and at a termination date of the earlier to occur of December 21, 2018 or the closing price of our shares falling below $9.41 and (e) 40,000 at an exercise price of $15.28 and at a termination date of the earlier to occur of September 13, 2020 or the closing price of our shares falling below $7.64, (iv) 30,000 options were granted to Ms. Einat Domb-Har at an exercise price of $2.53 and at a termination date of December 30, 2014 ; and (v) 30,000 options were granted to Mr. Ilan Kalmanovich, our former external director, at an exercise price of $2.53 and at a termination date of December 30, 2014. 25,500 of the options granted under the Share Option Plan (2004) were returned to the company due to certain employees who left their positions not exercising their options and 200,000 of the options granted under the Share Option Plan (2004) expired without exercise due to the expiration of their term.

C.           Board Practices

Each of Zohar Zisapel, Avi Eizenman and Shaike Orbach was elected to the board of directors most recently on April 11, 2012 to serve until the next Annual Shareholders' Meeting, which is scheduled for April 14, 2013. Messrs. Zohar Zisapel and Avi Eizenman are both founders of the Company, and Avi Eizenman has served as a Director since our inception in 1987. In 2004 Ms. Einat Domb-Har and Mr. Ilan Kalmanovich were elected to the board of directors to hold office as external directors for a period of three years in accordance with Section 245(a) of the Israeli Companies Law. In 2007 the appointments of each of Ms. Einat Domb-Har and Mr. Ilan Kalmanovich as external directors were extended for additional three-year terms. On July 1, 2010, the terms of service of Mr. Ilan Kalmanovich and Ms. Einat Domb-Har as external directors in the Company expired. The shareholders of the company extended the appointment of Ms. Einat Domb-Har as external director for a third three-year term, while Mr. Ilan Erez was elected as a new external director for an initial term of three years, with such terms ending as of July 1, 2013. At the next Annual Shareholders Meeting of the Company to be held on April 14, 2013, the shareholders have been asked to re-elect Mr. Ilan Erez as an external director for an additional second three-year term and to elect Ms. Ayelet Aya Hayak as an external director for an initial three-year term, with such terms of office for the external directors commencing as of July 1, 2013.  Ms. Hayak will be replacing Ms. Einat Domb-Har who will complete her third and final three-year term as an external director as of July 1, 2013.

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

Notice of Termination

The termination of the executive’s employment, by him or by us, for any reason other than cause (which is generally defined as willful conduct or omission materially injurious to the company), death or disability, shall require 12 months advance written notice. If, however, following a change in control transaction, either: (i) he shall give notice of termination of his employment for good reason (which is generally defined as an adverse change to the status, responsibilities, salary or other material terms of his employment); or (ii) we shall give notice of termination of his employment for any reason other than cause or disability, 18 months advance written notice shall be required. A change in control transaction includes transactions such as sale of all or substantially all of the company’s shares or assets, or a merger, acquisition, or other reorganization in which control of our company changes following such transaction.

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

External Directors

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

If the company does not have a controlling shareholder or a shareholder who holds company shares entitling him to vote at least 25% of the votes in a shareholders meeting, then the company may not appoint as an external director any person or such person’s relative, partner, employer or any entity under the person’s control, who has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the Chairman of the Board, Chief Executive Officer, a substantial shareholder who holds at least 5% of the issued and outstanding shares of the company or voting rights which entitle him to vote at least 5% of the votes in a shareholders meeting, or the Chief Financial Officer.

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

No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Additionally, no person may serve as an external director if the person, the person’s relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, excepting negligible relationships, or if such person received from the company any compensation as an external director in excess of what is permitted by the Israeli Companies Law. If, at the time external directors are to be appointed, all current members of the board of directors who are not controlling shareholders or relatives of such shareholders are of the same gender, then at least one external director must be of the other gender.

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

Under the Companies Law, the initial term of an external director is three years, and generally may be extended for up to two additional three year terms (unless otherwise restricted in the articles of association to only one additional term), subject to certain conditions (which can also depend on whether the external director was nominated by the board of directors or by the shareholders). External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment, violate their duty of loyalty to the company or are found by a court to be unable to perform their duties on a full time basis. External directors may also be removed by an Israeli court if they are found guilty of bribery, fraud, administrative offenses in a company or use of inside information. Each committee of a company’s board of directors which has been granted any authority normally reserved for the board of directors must include at least one external director.

An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law-1999 and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director. In 2004 Ms. Einat Domb-Har and Mr. Ilan Kalmanovich were elected to the board of directors of the Company to hold office as external directors for a period of three years in accordance with Section 245(a) of the Companies Law – 1999. In 2007 the appointments of each of Ms. Einat Domb-Har and Mr. Ilan Kalmanovich as external directors were extended for additional three-year terms. On July 1, 2010, the terms of service of Mr. Ilan Kalmanovich and Ms. Einat Domb-Har as external directors in the Company expired. The shareholders of the company extended the appointment of Ms. Einat Domb-Har as external director for a third three-year term, while Mr. Ilan Erez was elected as a new external director for an initial term of three years, with such terms ending as of July 1, 2013. At the next Annual Shareholders Meeting of the Company to be held on April 14, 2013, the shareholders of the Company have been asked to re-elect Mr. Ilan Erez as an external director for second three-year term and to elect Ms. Ayelet Aya Hayak as an external director for an initial three-year term, with such terms of office for the external directors commencing as of July 1, 2013.  Ms Hayak will be replacing Ms. Einat Domb-Har who will complete her third and final three-year term as an external director of the Company as of July 1, 2013.

Audit Committee

The Israeli Companies Law- 1999 requires public companies to appoint an audit committee. The responsibilities of the audit committee pursuant to the Companies Law include identifying irregularities in the management of our business and approving related party transactions as required by law, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his role and to regulate the company's rules on employee complaints, reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities. An audit committee must consist of at least three directors, including all the external directors of the company, and a majority of the members of the audit committee must be independent or external directors. The Companies Law defines independent directors as either external directors or directors who: (1) meet the requirements of an external director, other than the requirement to possess accounting and financial expertise or professional qualifications, with Audit Committee confirmation of such; (2) have been directors in the company for an uninterrupted duration of less than 9 years (and any interim period during which such person was not a director which is less than 2 years shall not be deemed to interrupt the duration); and, (3) were classified as such by the company.

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

According to the Companies Law, (1) the chairman of the audit committee must be an external director, (2) the required quorum for audit committee meetings and decisions is a majority of the committee members, of which the majority of members present must be independent and external directors, and (3) any person who is not eligible to serve on the audit committee is further restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a certain matter, provided however, that company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not for the actual votes, and likewise, company counsel and company secretary who are not controlling shareholders or relatives of such shareholders may be present in the meetings and for the decisions if such presence is requested by the audit committee.

Currently, Ms. Einat Domb-Har, Mr. Ilan Erez and Mr. Zohar Zisapel serve as members of our audit committee, and Ms. Domb-Har serves as the chairperson.

Compensation Committee

On December 5, 2010, our board of directors established a compensation committee, composed of at least two directors who were initially Mr. Zohar Zisapel, as chairman, and Mr. Avi Eizenman. Such Committee did not have the authority to approve resolutions and take action in lieu of the board of directors, and its sole function was to recommend to the board of directors with respect to the certain executive compensation matters and any other matters as the board of directors decided from time to time.

In December 2012, the recently adopted Amendment 20 to the Israeli Companies Law-1999 (“Amendment 20”) went into effect. Amendment 20 requires, amongst other provisions, that the Board of Directors of Israeli publicly traded Companies appoint a compensation committee comprised of at least three members, that all External Directors be members of the compensation committee who must also comprise a majority of the members of the compensation committee, and that the chairman of the compensation committee be an External Director. The following persons may not be a member of the compensation committee:

•	The chairman of the board of directors,
•	Any director employed by or otherwise providing services to the company or to the controlling shareholder or entity under such controlling shareholder's control,
•	Any director who derives his salary primarily from a controlling shareholder,
•	A controlling shareholder, or
•	Any relative of a controlling shareholder.

 The responsibilities of the compensation committee include the following:

1.
To recommend to the Board of Directors as to a compensation policy for officers of the company, as well as to recommend, once every three years to extend the compensation policy subject to receipt of the required corporate approvals;

2.	To recommend to the Board of Directors as to any updates to the compensation policy which may be required;
3.	To review the implementation of the compensation policy by the Company;
4.	To approve transactions relating to terms of office and employment of certain Company office holders, which require the approval of the compensation committee pursuant to the Companies Law; and
5.	To exempt, under certain circumstances, a transaction relating to terms of office and employment from the requirement of approval of the shareholders meeting.

In December 2012, our Board of Directors changed the composition of the members of the compensation committee by removing Mr. Avi Eizenman from the compensation committee, and appointing the Company’s two External Directors, Mr. Ilan Erez and Ms. Einat Domb-Har to the compensation committee, and appointing Mr. Ilan Erez as chairman of the compensation committee. The compensation committee has been charged by the Board of Directors to act in accordance with the powers and prerogatives delegated to it by the Israeli Companies Law-1999 and take any decisions and make any recommendations to the Board all as set forth in the Israeli Companies Law-1999.

Under Amendment 20, a board of directors of an Israeli publicly traded company, following the advisement of the compensation committee, is required to establish a compensation policy, to be approved by the shareholders of the company, and pursuant to which the terms of office and compensation of the company's officer holders will be decided.

Under Section 267B(a) and Parts A and B of Annex 1A of the Companies Law, which were legislated as part of Amendment 20, a company’s compensation policy shall be determined based on, and take into account, the following parameters:

a.	advancement of the goals of the Company, its working plan and its long term policy;
b.	the creation of proper incentives for the office holders while taking into consideration, inter alia, the Company’s risk management policies;
c.	the Company’s size and nature of its operations;
d.	the contributions of the relevant office holders in achieving the goals of the Company and profit in the long term in light of their positions;
e.	the education, skills, expertise and achievements of the relevant office holders;
f.	the role of the office holders, areas of their responsibilities and previous agreements with them;
g.	the correlation of the proposed compensation with the compensation of other employees of the Company, and the effect of such differences in compensation on the employment relations in the company; and
h.	the long term performance of the office holder.

In addition, the compensation policy should take into account that in the event the compensation paid to office holders shall include variable components – it should allow for the ability of the board of directors to reduce the value of the variable component from time to time or to set a cap on the exercise value of convertible securities components that are not paid out in cash.  Additionally, in the event that the terms of office and employment include grants or payments made upon termination – such grants should take into consideration the length of the term of office or period of employment, the terms of employment of the office holder during such period, the company’s success during said period and the office holder’s contribution to obtaining the company’s goals and maximizing its profits as well as the circumstances and context of the termination.

In addition, the compensation policy must set forth standards and rules on the following issues: (a) with respect to variable components of compensation - basing the compensation on long term performance and measurable criteria (though an insubstantial portion of the variable components can be discretion based awards taking into account the contribution of the officer holder to the company); (b) establishing the appropriate ratio between variable components and fixed components and placing a cap on such variable components; (c) setting forth a rule requiring an office holder to return amounts paid, in the event that it is later revealed that such amounts were paid on the basis of data which prove to be erroneous and resulted in an amendment and restatement of the company’s financial statements; (d) determining minimum holding or vesting periods for equity based variable components of compensation, while taking into consideration appropriate long term incentives; and (e) setting a cap on grants or benefits paid upon termination

The board of directors of a company is obligated to adopt a compensation policy after considering the recommendations of the compensation committee. The final adoption of the compensation committee is subject to the approval of the shareholders of the company, which such approval is subject to certain special majority requirements, as set forth in Amendment 20, pursuant to which one of the following must be met:

(i)
the majority of the votes includes at least a majority of all the votes of shareholders who are not controlling shareholders of the company or who do not have a personal interest in the compensation policy and participating in the vote; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or

(ii)	the total of opposing votes from among the shareholders described in subsection (i) above does not exceed 2% of all the voting rights in the company.

Nonetheless, even if the shareholders of the company do not approve the compensation policy, the board of directors of a company may approve the compensation policy, provided that the compensation committee and, thereafter, the board of directors determined, based on detailed, documented, reasons and after a second review of the compensation policy, that the approval of the compensation policy is for the benefit of the company.

Israeli companies whose shares or debt instruments are publicly traded are required to comply with the requirements of Amendment 20 and to adopt a compensation policy by no later than September 12, 2013.  Until such time that a company adopts a compensation policy, compensation of office holders must be approved in accordance with transition rules set forth in Amendment 20 which apply to the approval of officer compensation prior to the adoption and approval of a compensation policy by a company.

Our compensation committee and Board of Directors are currently reviewing the compensation of office holders at the Company, with the aim of preparing and approving a compensation policy applicable to all office holders of the Company, and bringing such policy for approval of the shareholders prior to September 2013 as required under Amendment 20.  Until such time, management seeks corporate approvals for office holder compensation in accordance with the transition rules set forth under Amendment 20 as applicable to the particular office holder and/or the proposed compensation.

Internal Auditor

Under the Israeli Companies Law-1999, the board of directors of a public company must appoint an internal auditor, who is nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether our actions comply with the law and orderly business procedure. Under the Israeli Companies Law-1999, the internal auditor may be an employee of the company but not an office holder (as defined in Item 10 below), nor an affiliate, nor a relative of an office holder or affiliate, and he or she may not be our independent accountant or its representative. Doron Cohen of Fahn Kaneh Control Management Ltd. (a subsidiary of Fahn Kanne & Co. - Grant Thornton Israel) serves as our internal auditor.

D.           Employees

The number of employees over the last three financial years is set forth in the table below.

As of December 31	2010	2011	2012
Total Employees	85	96	111
Marketing, Sales, Customer Services	10	12	14
Research & Development	30	31	37
Manufacturing	37	44	51
Corporate Operations and Administration	8	9	9

As of February 28, 2013, we had 113 employees, including 15 in marketing, sales and customer services, 38 in research and development, 51 in manufacturing, and 9 in corporate operations and administration. All such employees, except for 2 employees in the United States, are based in Israel. We consider our relations with our employees excellent and have never experienced a labor dispute, strike or work stoppage. None of our employees is represented by a labor union. We do not employ a significant number of temporary employees, but we do use temporary employees from time to time, as necessary.

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

A general practice followed by us, is the contribution of funds on behalf of most of its employees either to a fund known as managers' insurance or to a pension fund, or to a combination of both. Such practice was further reinforced in July 1, 2008, when we entered into agreements with a majority of its employees in order to implement Section 14 to the Severance Pay Law, according to which the payment of monthly deposits by us into managers’ insurance and/or pension fund are in respect of severance obligation to such employees. See Note 9 of our consolidated financial statements. These funds provide a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay or part of it, if legally entitled, upon termination of employment. Each employee contributes an aggregate amount equal to between 5% and 5.5% of his base salary to such funds, and we contribute, in the aggregate, between 13.3% and 15.8% of the employee’s base salary, with such amount including the 8.33% which is contributed as severance pay as noted above.

E.           Share Ownership

The following table sets forth, as of February 28, 2013, the number of Shares owned by our officers, directors and senior management. The percentages shown are based on 7,085,964 shares outstanding as of February 28, 2013:

Name and Address	Number of Shares and Options Owned1	Percent of Outstanding Shares
Zohar Zisapel2	1,511,722	21.33%
Avi Eizenmann	216,528	3.04%
Shaike Orbach	*	*
Einat Domb Har	*	*
Ayelet Aya Hayak	*	*
Ilan Erez	*	*
Eran Gilad	*	*
All directors and officers as a group	1,728,250	24.30%

* Denotes ownership of less than 1% of the outstanding shares.

1            The table above includes the number of shares and options that are exercisable within 60 days of February 28, 2013. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws, based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

2            Based on Schedule 13D/A filed on March 5, 2009.

See also “Item 6. Directors and Senior Management – Compensation.”

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The shareholders of the Company who beneficially own over 5% or more of each class of shares, as well as the number of shares owned and the percentage of outstanding shares owned by each, and additional information, is set forth below. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.  All of the information with respect to beneficial ownership of the Ordinary Shares is given to the best of our knowledge.

Name of Shareholder	Number of Shares and Options Owned1	Percentage of Outstanding Shares
Zohar Zisapel2	1,511,722	21.33%
Wellington Management Company, LLP3	542,577	7.66%
Yelin Lapidot Holdings Management Ltd.4	478,674	6.76%

1            The table above includes the number of shares and options that are exercisable within 60 days of February 28, 2013. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws,  based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

2            Based on Schedule 13D/A filed on March 5, 2009.

3            As reported on the Schedules 13G filed by each of Wellington Management Company, LLP (“Wellington Management”) and Wellington Trust Company, NA (“Wellington Trust”, and collectively with Wellington Management, “Wellington”) with the Securities and Exchange Commission on February 14, 2013, Wellington in its capacity as investment adviser may be deemed to beneficially own 542,577 Ordinary Shares of the Company, and has shared power to vote and dispose of (or to direct such actions) such Ordinary Shares. Wellington has reported that it filed the Schedules 13G in its capacity as investment adviser, and the Ordinary Shares of the Company are owned of record by clients of Wellington, who have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such Ordinary Shares, and that no such client of Wellington is known to have such right or power with respect to more than five percent of the Ordinary Shares of the Company.  Based on public filings on Form 13F, Wellington’s holdings in our Ordinary Shares have increased from 151,500 as reported on Form 13F in May 2011 to the amount set forth above.

4           As reported by Yelin Lapidot Holdings Management Ltd., an Israeli investment management firm (“Yelin Lapidot”), in correspondence with the Company, the most recent of which was dated February  28, 2013, all 478,674 Ordinary Shares of the Company are beneficially owned by Yelin Lapidot via two of its subsidiaries, Yelin Lapidot Provident Funds Management Ltd. which holds 206,309 Ordinary Shares of the Company, and Yelin Lapidot – Mutual Funds Management Ltd. which holds 272,365 Ordinary Shares of the Company.

As of February 28, 2013, there were approximately 10 record holders of ordinary shares, including approximately 7 record holders in the United States. Collectively, these 7 record holders in the United States held approximately 1% of the outstanding ordinary shares.

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

The Rad Group provides us with certain services, and is reimbursed by us for the costs of providing such services. During 2012, we purchased from the Rad Group internet services for an amount of up to $42,000, testing services for our products for an amount of up to $89,000 and car leasing services for an amount of up to $4,000. We also sub-lease office space in Paramus, New Jersey, for an amount of up to $12,000 (monthly rent payments of approximately $1,000) from Radcom Equipmet, Inc., an affiliated company of the Rad Group. We began to sub-lease this space in February 2004; the sub-lease was in effect until January 31, 2006 and was renewed for additional one-year periods through January 31, 2013. On January 1, 2013, we extended the sub-lease for an additional one-year period until December 31, 2013.

During 2012, we sold external bypass switches and Server Adapters to members of the Rad Group for an amount of approximately $558,000.

The material terms of the arrangements with the Rad Group, described in the preceding paragraphs, occur within the Company's ordinary course of business, and on market terms. We believe that such arrangements are neither material to us nor unusual in their nature or conditions. We further believe that the terms of the transactions in which we have engaged and are currently engaged with other members of the Rad Group are generally no less favorable to us than terms which might be available to us from unaffiliated third parties.

In January 2006 our board of directors approved a resolution under which sales to or purchases from any members of the Rad Group must meet certain criteria or otherwise be specifically approved by the relevant corporate bodies, as applicable in accordance with Israeli law. These criteria included a stipulation that transactions between us and members of the Rad Group relate to standard equipment, services and products purchased or sold by us and the Rad Group, as applicable, and that such transactions occur within our ordinary course of business. The January 2006 resolution determined that transactions with members of the Rad Group must be entered into at least on market terms and at a value lower than 0.5% of our annual turnover per transaction and not more than 1% of our annual turnover in the aggregate for all such transactions in a financial year. Further, all future related party transactions and arrangements (or modifications of existing ones) with members of the Rad Group, transactions in which office holders of the Company have a personal interest, or transactions which raise issues of such office holders’ fiduciary duties, could require additional corporate approvals as applicable under the Israeli Companies Law-1999.

In January 2011, recognizing that sales to or purchases from the Rad Group may in the aggregate exceed 1% of our annual turnover in such year (without   constituting extraordinary transactions as defined in the Israeli Companies Law), our board of directors revised its January 2006 resolution in respect of related party transactions.

In its new resolution, on January 23, 2011, the board of directors approved sales to or purchases from the Rad Group, from time to time, of standard equipment, services and products, which are (i) within our ordinary course of business and (ii) at least at market terms and at a value lower than 0.5% of our annual turnover per transaction and 2.5% of our annual turnover for all such transactions in a financial year, aggregated together. Our management is required to examine on a quarterly basis whether transactions with the Rad Group comply with such criteria. Transactions which do not meet the criteria will require specific corporate approvals in the applicable manner prescribed by Israeli law

Our board of directors further determined that our transactions with the Rad Group during 2010, which constituted 1.2% of our annual turnover, were (i) within our ordinary course of business; (ii) at least at market terms and at a value lower than 0.5% of our annual turnover per transaction and (iii) did not have any material effect on our profitability, assets or obligations.

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

On July 22, 2002, our audit committee and the Board of Directors approved an Indemnification Agreement with our directors and officers. Our shareholders approved the terms of this agreement in a General and Extraordinary Meeting held on January 7, 2004. In the March 2005 amendment to the Israeli Companies Law-1999, the instances in which a company may indemnify its officers and directors were broadened. In December 2007 each of our audit committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers so as to reflect this amendment. Our shareholders approved the terms of this new Indemnification Agreement in January 2008. An amendment in 2011 to the Israeli Securities Law, 5728-1968 (the "Israeli Securities Law"), and a corresponding amendment to the Companies Law, authorizes the Israeli Securities Authority to impose administrative sanctions against companies like Silicom Ltd. and their office holders for certain violations of the Israeli Securities Law or the Companies Law. These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The amendments to the Israeli Securities Law and to the Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and certain compensation payable to injured parties for damages suffered by them are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association, and receive the requisite corporate approvals. In January 2012 each of our audit committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers so as to reflect this amendment, and our shareholders approved these amendments to the Articles of Association and a revised form of Indemnification Agreement for directors at the Annual General Meeting of the Shareholders held on April 11, 2012.

The Indemnification Agreement provides that our directors and officers will be exempt from liability in certain circumstances. The Indemnification Agreement also provides for the indemnification by the Company for certain obligations and expenses imposed on the officer in connection with act performed in his or her capacity as an officer of the Company. This right to indemnification is limited, and does not cover, among other things, a breach of an officer’s duty of loyalty, a willful breach of an officer’s duty of care, or a reckless disregard for the circumstances or consequences of a breach of a duty of care. The right to indemnification also does not cover acts that are taken intentionally to unlawfully realize personal gain. The maximum amount of our liability under these Indemnification Agreements for any monetary obligation imposed on an officer or a director in favor of another person by a judgment is currently $3,000,000 for each instance of a covered scenario. In addition we would be liable to indemnify the officer or director for all reasonable litigation expenses with respect to certain proceedings.

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

A4. Not applicable.

A5. Not applicable.

A6. See Note 10(A.) to our audited consolidated financial statements included in Item 18 of this annual report for the geographic distribution of our sales based on the location of the customer.

A7. Litigation

On March 2, 2012 Internet Machines LLC, a Texas limited liability company filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas (the ‘Court”) against numerous defendants (including many switch manufacturers) with respect to certain patents for switches, and included our US subsidiary amongst the list of defendants named in such lawsuit. The lawsuit claims that the defendants have infringed certain patents purported to be owned by Internet Machines LLC and seeks unspecified compensation for damages as well as injunctive relief. The defendants filed answers and counterclaims to the complaint asserting that they do not infringe any claims of the asserted patents and the claims of the patents are invalid and/or unenforceable. While one of our switch suppliers (which is also named as a defendant in the aforesaid lawsuit) has agreed to indemnify us with respect to certain liabilities, there is no certainty that we will ultimately be able to collect all or any amounts under  such indemnity should we be found liable under the lawsuit. On September 4, 2012, the Court granted the defendants' motion to stay the pending litigation.

Other than the above, we are not a party to any material litigation and we are not aware of any pending or threatened litigation that would have a material adverse effect on us or our business.

A8. Dividend Policy

We have not paid dividends in the past. On January 14, 2013, we announced that our Board of Directors has adopted a policy for distributing dividends, subject to all applicable laws. According to this policy, each year we will distribute a dividend of up to 50% of our annual distributable profits. As part of the stated policy, the Company's Board of Directors reserves the right to declare additional dividend distributions, to change the rate of dividend distributions (either as a policy or on a one-time basis), to cancel a specific distribution or to cancel the policy as a whole at any time, at its sole discretion.  The actual distribution of a dividend will be subject to meeting the conditions required by applicable law, including the distribution tests set forth in Section 302 of the Israeli Companies Law - 1999, and to the specific decision of the Company's Board of Directors for each distribution.  Future dividend policy will be reviewed by the Board of Directors based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. Our ability to pay cash dividends may be restricted by instruments governing any of our obligations.

Dividends paid by an Israeli company to shareholders residing outside Israel from 2012 and on are generally subject to withholding of Israeli income tax at a rate of up to 25%. Such tax rates apply unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence. In our case, the applicable withholding tax rate will depend on the particular Israeli production facilities that have generated the earnings that are the source of the specific dividend and, accordingly, the applicable rate may change from time to time.

On March 18, 2013 our Board of Directors declared a dividend of US $0.55 per share payable on April 17, 2013 to shareholders of record as of April 4, 2013, and in the aggregate amount of approximately US $3.9 million for 2012.

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

The table below sets forth the high and low reported sales prices in dollars of our ordinary shares, as reported by NASDAQ during the indicated periods:

PERIOD	HIGH	LOW
LAST 6 CALENDAR MONTHS
February 2013	27.40	22.33
January 2013	25.08	17.97
December 2012	18.05	17.20
November 2012	18.50	16.01
October 2012	18.50	15.15
September 2012	15.70	14.49
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
Fourth Quarter 2012	18.50	15.15
Third Quarter 2012	15.70	13.59
Second Quarter 2012	17.99	13.11
First Quarter 2012	20.33	15.77
Fourth Quarter 2011	19.33	13.11
Third Quarter 2011	20.75	12.17
Second Quarter 2011	21.91	17.00
First Quarter 2011	21.85	16.00
FIVE MOST RECENT FULL FINANCIAL YEARS
2012	20.33	13.11
2011	21.91	12.17
2010	19.54	8.02
2009	10.20	4.11
2008	16.75	2.87

On December 27, 2005, our shares commenced trading on the Tel Aviv Stock Exchange in Israel under the symbol “SILC” (in Hebrew letters). The following table sets forth, for the periods indicated, the high and low reported sales prices, in NIS, of the ordinary shares on the Tel Aviv Stock Exchange:

PERIOD	HIGH	LOW
LAST SIX CALENDAR MONTHS
February 2013	100.80	85.20
January 2013	92.93	66.50
December 2012	71.66	66.00
November 2012	72.77	66.55
October 2012	71.99	58.85
September 2012	62.00	58.18
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
Fourth Quarter 2012	72.77	58.85
Third Quarter 2012	62.00	53.01
Second Quarter 2012	69.69	51.60
First Quarter 2012	73.00	60.31
Fourth Quarter 2011	69.00	50.50
Third Quarter 2011	70.05	44.16
Second Quarter 2011	72.50	59.82
First Quarter 2011	80.64	55.25
FIVE MOST RECENT FULL FINANCIAL YEARS
2012	73.00	51.60
2011	80.64	44.16
2010	71.20	30.31
2009	44.44	16.20
2008	59.80	13.05

Item 10.  ADDITIONAL INFORMATION

A.           Share Capital

Not applicable

B.           Memorandum and Articles of Association

Articles of Association

Our shareholders approved our Amended and Restated Articles of Association (“Articles”) on January 24, 2008, as well as certain additional amendments to the Articles on April 11, 2012. Our objective as stated in the Articles is to carry on any business and perform any act which is not prohibited by law.

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

Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place, either within or without the State of Israel, determined by the board of directors, upon 21 days’ prior notice to our shareholders or 35 days’ prior notice to the extent required with respect to certain matters as required under the regulations to the Israeli Companies Law-1999 the “Companies Law”). In general, no business may be commenced at a general meeting until a quorum of two or more shareholders holding at least 33 1/3% of the voting rights is present in person or by proxy. Shareholders may vote in person or by proxy.

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

The Israeli Companies Law-1999

We are subject to the provisions of the Israeli Companies Law, which became effective on February 1, 2000. The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder, as defined in the Israeli Companies Law, is a general manager (also referred to as the “chief executive officer”), chief business manager, deputy general manager, vice general manager, executive Vice-President, Vice-President, any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title, as well as a director, or another manager directly subordinate to the general manager. Each person listed in the table in “Item 6. Directors, Senior Management and Employees” above is an office holder of Silicom.

The Israeli Companies Law requires that an office holder of a company promptly disclose, no later than the first board meeting in which such transaction is discussed, any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder’s relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family), or by any corporation in which the office holder or the office holder’s relative is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

In the case of a transaction in which an officer holder of the company has a personal interest and which is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the articles of association of the company provide otherwise. The transaction must not be adverse to the company’s interests. If the transaction is an extraordinary transaction, then, in addition to any approval required by the articles of association, it must also be approved by the audit committee and by the board of directors, and, under specified circumstances, by a meeting of the shareholders, as well.

Subject to certain exceptions provided for in the regulations to the Israeli Companies Law, agreements regarding directors’ terms of compensation require the approval of the compensation committee, board of directors and the shareholders of the company. In all matters in which a person has a personal interest, including matters of his or her terms of compensation, he or she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered, however, with respect to an office holder, he/she may be present at the meeting discussions if the chairman determines that the presence of the office holder is necessary in order to present the matter. However, if a majority of the audit committee or of the board of directors has a personal interest in the matter then:

•	all of the directors are permitted to vote on the matter and attend the meeting in which the matter is considered; and

•	the matter requires approval of the shareholders at a general meeting.

According to the Israeli Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. Such requirements also apply to certain shareholders of a public company who have a personal interest in the adoption of certain proposals with respect to (i) certain private placements that will increase their relative holdings in the company, (ii) certain special tender offers or forced bring along share purchase transactions, (iii) election of external directors, (iv) approval of a compensation policy governing the terms of employment and compensation of office holders, (v) approval of the terms of employment and compensation of the general manager, and (vi) approval of the terms of employment and compensation of office holders of the company when such terms deviate from the compensation policy previously approved by the company’s shareholders. If any shareholder casting a vote in connection with such proposals as aforesaid does not notify the company if he, she or it has a personal interest with respect to such proposal, his, her or its vote with respect to the proposal will be disqualified.

The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company, and the definition in connection with matters governing: (i) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (ii) certain private placements in which the controlling shareholder has a personal interest, (iii) certain transactions with a controlling shareholder or relative with respect to services provided to or employment by the company, (iv) the terms of employment and compensation of the general manager, and (v) the terms of employment and compensation of office holders of the company when such terms deviate from the compensation policy previously approved by the company’s shareholders, also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company (and the holdings of two or more shareholders which each have a personal interest in such transaction will be aggregated for the purposes of determining such threshold).

In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to non-office holder employment and compensation terms of a controlling shareholder (or a relative of such) or to the provision of services to the company by such controlling shareholder (or relative if such), require the approval of the audit committee, the board of directors and the shareholders of the company. Agreements relating to the terms of office and employment of a controlling shareholder (or relative of such) as an office holder in the company require the approval of the compensation committee, the board of directors and the shareholders of the company.

The shareholder approval for such matters requiring shareholder disclosure of a personal interest as noted above, must either include at least one-half of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company. Agreements and extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, or agreements relating to any employment terms of a controlling shareholder (or relative if such) or to the provision of services to the company by such controlling shareholder (or relative if such), as aforesaid, with duration exceeding three years, are subject to re-approval once every three years by the audit committee (or compensation committee, as applicable), the board of directors and the shareholders of the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest may be approved in advance for a period exceeding three years if the audit committee determines such approval reasonable under the circumstances. In addition, agreements and extraordinary transactions with duration exceeding three years which were approved prior to the recent Sixteenth Amendment to the Companies Law, which was passed by the Israeli legislature, the Knesset, in March 2011 and which came into effect gradually during the year 2011 (the “Sixteenth Amendment”) will need to be re-approved by the proper corporate actions at the later of (i) the first general meeting held after May 14, 2011, (ii) November 14, 2011 or (iii) the expiration of three years from the date on which they were originally approved, even though they were properly approved prior to the passing of the Sixteenth Amendment.

The board of directors of a company is obligated to adopt a compensation policy after considering the recommendations of the compensation committee. The final adoption of the compensation committee is subject to the approval of the shareholders of the company. Such shareholder approval is subject to certain special majority requirements, as set forth in Amendment 20, pursuant to which the shareholder majority approval must also either include at least one-half of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who voted against the transaction must not represent more than two percent of the voting rights in the company.

Nonetheless, even if the shareholders of the company do not approve the compensation policy, the board of directors of a company may approve the compensation policy, provided that the compensation committee and, thereafter, the board of directors resolved, based on detailed, documented, reasons and after a second review of the compensation policy, that the approval of the compensation policy is for the benefit of the company.

Pursuant to Amendment 20, the terms of office and employment of an office holder in a public company should be in accordance with the company’s compensation policy.  Nonetheless, provisions were established that allow a company, under special circumstances, to approve terms of office and employment that are not in line with the approved compensation policy.  Additionally, Amendment 20 also amended the provisions of the Companies Law which relate to the approval requirements for the compensation and/or terms of office of a specific office holder.

Terms of office and employment of office holders who are neither directors nor the general manager require approval by the (i) compensation committee; and (ii) the board of directors.  Approval of terms of office and employment for such office holders which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in Amendment 20 with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for such office holders by means of the special majority required for approving the compensation policy (as detailed above).

Terms of office and employment of the general manager require approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company by means of the special majority required for approving the compensation policy (as detailed above). Approval of terms of office and employment for the general manager which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in Amendment 20 with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for the general manager which deviate from the compensation policy by means of the special majority required for approving the compensation policy (as detailed above).  Notwithstanding the foregoing, a company may be exempted from receiving shareholder approval with respect to the terms of office and employment of a proposed candidate for general manager if such candidate meets certain independence criteria, the terms of office and employment are in line with the compensation policy, and the compensation committee has determined for specified reasons that presenting the matter for shareholder approval would thwart the proposed engagement.

Terms of office and employment of office holders (including the general manager) that are not directors may nonetheless be approved by the company despite shareholder rejection, provided that a company’s compensation committee and thereafter the board of directors have determined, based on detailed reasoning, after having re-examined the terms of office and employment, and taken the shareholder rejection into consideration, that the terms of office and employment are beneficial to the company.

Terms of office and employment of directors require approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company. Approval of terms of office and employment for directors of a company which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in Amendment 20 with respect to office holder compensation, and (ii) the shareholders of the company have approved the terms by means of the special majority required for approving the compensation policy (as detailed above).

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

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company's articles of association, has the power to appoint or prevent the appointment of an office holder in the company is under a duty to act with fairness towards the company. The breach of such duty is governed by Israeli contract laws. The Israeli Companies Law does not describe the substance of this duty to act with fairness, but provides that laws applicable to a breach of contract, adjusted according to the circumstances, and taking into account the status within the company of such shareholder, shall apply to a breach of such duty. The Israeli Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the audit committee or compensation committee, by the board of directors and by the general meeting of the shareholders.

As stated above, the Israeli legislature, the Knesset, approved the Sixteenth Amendment to the Israeli Companies Law which came into effect during 2011, and Amendment 20 which came into effect at the end of 2012. The main purpose of the Sixteenth Amendment is to revise and enhance existing provisions governing corporate governance practices of Israeli companies, and the changes in the Sixteenth Amendment are incorporated into the above discussions of the Company. The main purpose of Amendment 20 is to regulate executive pay in Israeli publicly traded companies and to revise and enhance existing provisions governing approval of executive compensation.  Additional changes to the Companies Law pursuant to these recently passed amendments include:

•
Code of Corporate Governance. Under the Sixteenth Amendment, a code of recommended corporate governance practices has been attached as an annex to the Companies Law. In the explanatory notes to the legislation, the Knesset noted that an "adopt or disclose non-adoption" regulation would be issued by the Israeli Securities Authority with respect to such code. As of the date of this Annual Report, the Israeli Securities Authority has issued reporting instructions with respect to this code which are applicable only to publicly traded companies whose securities are traded solely on the Tel Aviv Stock Exchange and which report solely to the Israeli Securities Authority.

•
Fines. The Israeli Securities Authority shall be authorized to impose fines on any person or company performing a violation, in connection with a publicly traded company which reports to the Israeli Securities Authority, and specifically designated as a violation under the Sixteenth Amendment.

Although we expect to be in compliance with the Companies Law, there is no assurance that we will not be required to adjust our current corporate governance practices, as discussed in this annual report, pursuant to the provisions of the Companies Law, and recently passed amendments to the Companies Law.

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

Under the Securities Law Amendment, a company cannot obtain insurance against or indemnify a third party (including its officers and/or employees) for any administrative procedure and/or monetary fine (other than for certain legal expenses and payments of damages to an injured party).  The Securities Law Amendment permits insurance and/or indemnification for expenses related to an administrative procedure, such as reasonable legal fees, provided that it is permitted under the company's articles of association. In January 2012 each of our Audit Committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers serving in such positions from time to time so as to reflect this amendment, subject to approval of our shareholders to the relevant changes required to our Articles of Association. Our shareholders approved these amendments to the Articles of Association and a revised form of Indemnification Agreement for directors serving in such capacity from time to time, at the Annual General Meeting of the Shareholders held on April 11, 2012.

We continue to examine the implications of the Securities Law Amendment and to review all of our internal policies and procedures in order to ensure compliance with all the securities laws to which we are subject; however, its effect and consequences, as well as our scope of exposure, are yet to be entirely determined in practice. There is no assurance that we will not be required to take certain actions in order to enhance our compliance with the provisions of the Securities Law Amendment, such as adopting and implementing an internal enforcement plan as well as additional internal policies and procedures in order to reduce our exposure to potential breaches of the Israeli Securities Law.

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

•
Audit Committee– Our audit committee does not meet with all the requirements of NASDAQ Listing Rule 5605. We are of the opinion that the members of our audit committee comply with the requirements of NASDAQ Listing Rule 5605(c)(3) and Rule 10A-3(b) of the general rules and regulations promulgated under the Securities Act of 1933 and all requirements under Israeli law. Our audit committee has not adopted a formal written audit committee charter specifying the items enumerated in NASDAQ Listing Rule 5605(c)(1).

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

Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, or receipt of any dividend distributions made to our shareholders, including, in particular, the effect of any foreign, state or local taxes, and of any taxes withheld at source by the Company.

General Corporate Tax

Israeli companies are subject to corporate tax at the rate of 25%. However, the effective tax rate payable by a company which derives income from a Benefited Enterprise (as further discussed below) may be considerably less.

Law for the Encouragement of Capital Investments, 1959

Certain of our facilities have been granted “Benefited Enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended (the “Investment Law”). The Investment Law provides that a capital investment in eligible facilities may, upon application to the Israel Investment Center of the Ministry of  Industry and Trade of the State of Israel (referred to as the Investment Center), be designated as a Benefited Enterprise. Each certificate of approval for a Benefited Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources and its physical characteristics, for example, the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Benefited Enterprise.

An amendment to the Investment Law which came into effect as of April 1, 2005 (the "First Amendment”) has significantly changed the provisions of the Investment Law. The First Amendment determined criteria for the approval of a facility as a Benefited Enterprise, such as provisions generally requiring that at least 25% of the income of a Benefited Enterprise will be derived from exports. Additionally, as explained below, the First Amendment sets forth major changes in the manner in which tax benefits were awarded under the Investment Law whereby companies were no longer require Investment Center approval (and Benefited Enterprise status) in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Therefore the tax benefits granted to our Benefited Enterprises under the Investment Law will generally not be subject to the provisions of the First Amendment. Many of the requirements under the Investment Law following the First Amendment were amended again in a second amendment to the Investment Law (the “Second Amendment”), as will be described below.

Tax Benefits Prior to the First Amendment

In general, taxable income of a company derived from a Benefited Enterprise was subject to tax exemption and/or reduced corporate tax (this will also apply to Benefited Enterprises approved after the First Amendment, as explained below). The reduced corporate tax rate applies for a period of time termed the “benefit period”. The benefit period was a period of seven years commencing with the year in which the Benefited Enterprise first generates taxable income. In any event, the benefit period was limited to 12 years from the commencement of production or operation, or 14 years from the year in which the approval was received, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may have been extended to a maximum of ten years from the commencement of the benefit period. In the event that a company was operating under more than one approval or that only part of its capital investments were approved (a “Mixed Enterprise”), its effective corporate tax rate was the result of a weighted combination of the various applicable rates.

Prior to the First Amendment, a company owning a Benefited Enterprise approved after April 1, 1986 (or prior thereto provided no government grants or loans had previously been granted regarding such enterprise) was entitled to elect (as we have) to forego certain Government grants extended to Benefited Enterprises in return for an “alternative route” of tax benefits (the “Alternative Route”). Under the Alternative Route, a company’s undistributed income derived from a Benefited Enterprise was exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the Benefited Enterprise within Israel, and such company was eligible for the reduced tax rates under the Investment Law for the remainder of the benefit period as mentioned above.

Our production facilities have been granted “Benefited Enterprise” status under the Alternative Route according to the Investment Law. The initial Benefited Enterprise status was granted in 1988 (“Initial Benefited Enterprise”). An extension program was granted Benefited Enterprise status in 1995 (the “Extended Benefited Enterprise”). Income derived from our Benefited Enterprises is tax exempt during six years of the seven year tax benefit period and is subject to a reduced tax rate of 25% in the seventh year. The seven year period of benefits commences in the year the Benefited Enterprise first earns taxable income but is limited to twelve years from commencement of production or fourteen years from date of approval, whichever is earlier. The period of tax benefits, relating to our Initial Benefited Enterprise, commenced in 1991 and expired in 1997. The period of tax benefits relating to our Extended Benefited Enterprise commenced in 1997 and expired in 2006, as explained below.

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

Our income to be attributed to our Extended Benefited Enterprise in any year will be computed as a ratio of the increase in our sales turnover, if any, in that year to our turnover in the year before the Extended Benefited Enterprise commenced its tax benefits entitlement. The tax authorities have reserved their right to reconsider our claim to such tax benefits in future years.

The entitlement to the above benefits is conditional upon our fulfillment of the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in the Benefited Enterprise. In the event of failure to comply with these conditions, the benefits may be canceled and we may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences, interest and penalties. Should we derive income from sources other than the Benefited Enterprise during the relevant periods of benefits, such income will be taxable at regular corporate tax rates stated above.

A company that elected the Alternative Route prior to the First Amendment and that subsequently paid a dividend out of tax exempted income derived from the Benefited Enterprise(s) will be subject to Company Tax in the year the dividend is distributed in respect of the amount distributed (including the corporate tax thereon), at the rate that would have been applicable had the company not elected the Alternative Route (25%). In addition, the dividend recipient is taxed at the rate applicable to dividends from Benefited Enterprises (15%), if the dividend is distributed during the tax exemption period or within a specified period thereafter (in the event, however, that the company qualified as a Foreign Investors' Company, there was no such time limitation).

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

The Investment Law also provided that a Benefited Enterprise was entitled to accelerated depreciation on its property and equipment that were included in an approved investment program. We have not utilized this benefit.

Grants and certain other incentives received by a company in accordance with the Investment Law remained subject to final ratification by the Israel Investment Center and final determination by the Israel Tax Authority. Such ratification and determination were conditional upon fulfillment of all of the terms of the approved program.

Tax Benefits under the First Amendment

As a result of the First Amendment, a company was no longer required to acquire Benefited Enterprise status in order to receive the tax benefits previously available under the Alternative Route and therefore such companies did not need to apply to the Investment Center for this purpose. However, the Investment Center continued granting Benefited Enterprise status to companies seeking Governmental grants. A company could have claimed the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the First Amendment (a “Benefited Enterprise”). Companies were also entitled to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the First Amendment. The First Amendment included provisions intended to ensure that a company will not enjoy both government grants and tax benefits for the same investment program.

Tax benefits were available under the First Amendment to production facilities and other eligible facilities, which were generally required to derive more than 25% of their business income from exports. In order to receive the tax benefits, the First Amendment stated that the company must make an investment in the Benefited Enterprise exceeding a minimum amount specified in the Investment Law. Such investment could have been made over a period of no more than three years, such period concluding at the end of the year in which the company requested to have the tax benefits apply to its Benefited Enterprise (the “Year of Election”). Where the company requested to have the tax benefits apply to an expansion of existing facilities, only the expansion was considered a Benefited Enterprise and the company’s effective tax rate was the result of a weighted combination of the applicable rates. In the case of an expansion of existing facilities, the minimum investment required in order to qualify as a Benefited Enterprise was determined as a certain percentage of the company’s production assets before the expansion and in any case was not less than NIS 360,000.

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

We have selected the 2004 tax year, the 2006 tax year, the 2009 tax year and the 2012 tax year to be our Year of Election, from which the period of benefits under the Investment Law commenced.

There can be no assurance that we will attain approval for additional tax benefits under the Amendment, or receive approval for Benefited Enterprises in the future.

The Second Amendment to the Investment Law

The Israeli legislature, the Knesset, approved significant changes to the Investment Law, which revamped the tax incentive regime in Israel and which became effective as of January 1, 2011. The main changes enacted under the Second Amendment are, inter alia, as follows:

•
Replacement of all future tax incentives under the existing law as amended by the First Amendment; as a result, commencing 2011, industrial companies that meet the conditions set out by the Second Amendment will no longer be entitled to the existing tax incentives provided under the First Amendment, such as the exemption from tax on undistributed profits and a reduced tax rate thereafter, but rather to the tax incentives under the Second Amendment.

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

•
Companies will be able to enjoy both government grants and tax benefits concurrently. Governmental grants will not necessarily be dependent on the extent of enterprise’s investment in assets and/or equipment. Commencing 2011, the approval of “Preferred Enterprise” status by either the Israeli Tax Authorities or the Investment Center will be accepted by the other. Therefore a Preferred Enterprise will be eligible to receive both tax incentives and government grants, under certain conditions.

Chapter B1 of the Investment Law determines that the “Preferred Income” of a “Preferred Enterprise” will be subject to corporate income tax rate of 10% if located in a preferred zone or 15% if not located in a preferred zone in years 2011-2012. The said corporate tax rate will be decreased to 7% (preferred zone) or 12.5% (not preferred zone), for years 2013-2014 and 6% (preferred zone) or 12% (not preferred zone) from 2015 and onwards.

 “Preferred Income” is defined as income from the sale of products of the Preferred Enterprise (including components that were produced by other enterprises); income from the sale of semiconductors by other non related enterprises which use the Preferred Enterprise’s self-developed know-how; income for providing a right to use the Preferred Enterprise’s know-how or software; royalties from the use of the know-how or software which was confirmed by the Head of The Investment Center to be related to the production activity of the Preferred Enterprise and services with respect to the aforementioned sales. In addition, the definition of “Preferred Income” also includes income from the provision of industrial R&D services to foreign residents to the extent that the services were approved by the Head of Research for the Industrial Development and Administration.

A “Preferred Enterprise” is defined as an Industrial Enterprise (including, inter alia, an enterprise which develops software, an enterprise which provides approved R&D services to foreign residents and an enterprise which the Chief Scientist confirmed is carrying out R&D in the field of alternative energy), which generally more than 25% of its business income is from export. As mentioned above, the new tax incentives no longer depend on minimum qualified investments nor on foreign ownership.

Chapter B2 of the Investment Law determines the conditions and limitations applying to the tax benefits offered to a “Special Preferred Enterprise”. Chapter B2 determines that a “Special Preferred Enterprise” will be able to enjoy corporate income tax rate in a rate of 5% if located in a preferred zone and 8% if not located in a preferred zone.

A “Special Preferred Enterprise” is defined following the Second Amendment as a Preferred Enterprise which meets one of the following conditions: (a) its Preferred Income is equal to or exceeds NIS 1.5 billion; (b) the total income of the company which owns the Preferred Enterprise or which operates in the same field of the Preferred Enterprise and which consolidates in its financial reports the company that owns the Preferred Enterprise equals or exceeds NIS 20 billion; and (c) its business plan was approved by the authorities as significantly benefitting the Israeli economy, either by an investment of at least NIS 400 - 800 million in assets; 100 - 150 million NIS in R&D or the employment of at least 250 to 500 new employees, for preferred zones and regular zones, respectively.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at a rate of 15% or such lower rate as may be provided in an applicable tax treaty, subject to the submission and approval of a request submitted on behalf of the recipient of such dividends to the Israel Tax Authority. However, if such dividends are paid to an Israeli company no tax will be withheld. Such an exemption may apply under the transition rules also to dividends distributed to an Israeli company by an Israeli company which owns a Benefited Enterprise or a Benefited Enterprise and which elected to convert to the new law until  June 30, 2015 (in respect to their existing programs).

The Company is currently examining the implications of the Second Amendment to the Investment Law. As the date of filing this Annual Report the Second Amendment is not relevant to us. Furthermore, there can be no assurance that we will comply with the conditions of the Investment Law in the future or that we will be entitled to any additional benefits under the amended Investment Law under the First Amendment and/or the Second Amendment and whether the influence of the expected changes will be beneficial to the Company or not.

Possible low tax rates on Captive Profits

Notwithstanding the aforesaid, the Company may be eligible for a lower corporate tax rates according to Amendment No. 69 of the Investment Law ("Captive Profits Amendment"). Temporary incentives are granted according to the Captive Profits Amendment to companies that elect until November 11, 2013 to distribute dividends accumulated before December 31, 2011 ("Accrued Income") out of profits that were exempt from corporation tax according to the Investment Law. Such a company can be entitled to pay a lower corporation tax rate instead of full tax rate (25%) imposed on distributed profits ("Special Tax Rate"). The Special Tax Rate is determined according to a formula which takes into consideration the amount of distributed income out of the Accrued Income and subject to the conditions set forth in the Investments Law. Hence, the special tax rate can vary between 6% and 17.5%.

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

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Such expenditures not so approved are required to be deducted over a three-year period. Though we received such approvals for the years 2006, 2007 and 2008 and could deduct the expenditures in the year the expenditures were incurred, we chose to deduct the expenditures over a three-year period. We also received such approvals for the years 2009, 2010 and 2011 and deducted such expenditures in the year the expenditures were incurred.

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

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on TASE and/or on a foreign stock exchange, provided among others, that such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident has a controlling interest of 25% or more in such non-Israeli corporation, or is the beneficiary of, or is entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Taxation of Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include, among others, passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends (other than bonus shares or stock dividends) to Israeli individuals and foreign resident individuals and corporations we would be required to withhold income tax at the rate of 25-30%. If the income out of which the dividend is being paid is attributable to an Benefited Enterprise or Preferred Enterprise under the Investment Law, the rate is generally 15%; provided that, if the dividend is attributable partly to income derived from a Benefited Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. A different tax rate may be provided for in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to a Benefited Enterprise, then we are required to withhold income tax at a rate of 12.5% with respect to shareholders that are U.S. corporations and held at least 10% of our voting power in the 12 month period preceding the distribution of such dividends.

The withheld tax is the final tax in Israel on dividends paid to non-residents who do not conduct business in Israel. A non-Israeli resident who has interest or dividend income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided that such income was not derived from a business conducted in Israel by the taxpayer.

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

Tax Assessment

The Company and its subsidiary file income tax returns in Israel and in the US. The Israeli tax returns of the Company are open to examination by the Israeli tax authorities for the tax years beginning in 2009. The Federal tax returns of the US subsidiary are open to examination by the Federal tax authorities for tax years beginning in 2009, and the New Jersey State tax returns of the US subsidiary are open to examination by the New Jersey state tax authorities for the tax years beginning in 2008. The California State tax returns of the US subsidiary are open to examination by the California state tax authorities for tax years beginning in 2011.

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

You may review a copy of our filings with the SEC, including any exhibits and schedules, at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC's EDGAR system will be available for retrieval on the SEC's website at www.sec.gov. These SEC filings are also available to the public on (i) the Israel Securities Authority’s Magna website at www.magna.isa.gov.il, (ii) the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il, and (iii) from commercial document retrieval services. The documents referred to in this document may be inspected at the Company’s offices, located at 8 Hanagar Street, Kfar Sava, Israel 4442537.

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

Interest Rate Risk

As of December 31, 2012, our investment portfolio consisted of approximately $41.1 million invested in corporate debt securities and government debt securities. These securities are classified as "held to maturity".  All the Company's investments are currently in fixed-rate instruments, and in the past only a small portion of its investments (approximately 5%) were invested in variable-rate instruments. Therefore, the Company's exposure to interest rate risk from variable-rate instruments is generally very limited and not material to the Company. In addition, since the securities are "held to maturity", any changes in fair value of the Company's instruments due to fluctuations in the interest rates, that are not classified as OTTI, do not affect the Company's profit or loss.

For quantitative information on the Company's marketable securities, please see Note 4 to our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2012 we did not have any short or long term interest bearing loans or debts, hence with respect to the Company's business operations, we do not have any exposure to interest rate risk.

Foreign Currency Exchange Risk

Most of our revenues are generated in U.S. dollars. In addition, most of our costs are denominated and determined in U.S. dollars and NIS. According to the salient economic factors indicated in ASC 830 “Foreign Currency Matters” (formerly SFAS No. 52), “Foreign Currency Translation,” our cash flow, sale price, sales market, expense, financing and inter-company transactions, and arrangement indicators, are predominantly denominated in U.S. dollars, and so, the U.S. dollar is the primary currency of the economic environment in which we operate. Thus, the U.S. dollar is our functional and reporting currency.  In our balance sheet, we re-measure into U.S. dollars all monetary accounts (principally cash and cash equivalents and liabilities) that are maintained in other currencies. For this re-measurement, we use the relevant foreign exchange rate at the balance sheet date. Any gain or loss that results from this re-measurement is reflected in the statement of operations as appropriate. We measure and record non-monetary accounts in our balance sheet in U.S. dollars. For this measurement, we use the U.S. dollar value in effect at the date that the asset or liability was initially recorded in our balance sheet (the date of the transaction).

As of December 31, 2012 we had accounts receivable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of $1,889 thousand. Market risk was estimated as the potential decrease in balance resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the balance of our accounts receivable would decrease by $172 thousand. As of December 31, 2012 we had accounts payable in New Israeli Shekels (NIS) or linked thereto in the amount of $6,725 thousand. Market risk was estimated as the potential increase in balance resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such decrease in the Dollar exchange rate, the balance of our accounts payable would increase by $747 thousand.

In 2012 there was a decrease of 2.3% in the Dollar exchange rate to the New Israeli Shekel which resulted in an aggregate increase in the fair value of our assets of $106 thousand and an aggregate increase in the fair value of our liabilities of $192 thousand.

Since the majority of our revenues is denominated and paid in U.S. dollars, we believe that fluctuations in the U.S. dollar exchange rate do not have a significant effect on our accounts receivable. Inflation in Israel and the Israeli currency as well as U.S. dollar exchange rate fluctuations may have only a limited effect on our accounts payable, as described above.

Our operating expenses may be affected by fluctuations in the value of the U.S dollar as it relates to the NIS. By way of example, a hypothetical 10% weakening in the value of the dollar relative to the currencies in which our operating expenses are denominated in 2012 would have resulted in an increase in operating expenses of approximately $825 thousand for the year ended December 31, 2012.

As of December 31, 2012, all of our investments, other than a portion of our cash and cash equivalents comprising a small portion of our overall investment portfolio, consisted of investments denominated in U.S. dollars, and our portfolio is therefore not subject to significant exposure to foreign currency exchange risk.

As of December 31, 2012, we were not engaged in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations.

Credit Risk

Our investment portfolio includes held to maturity marketable securities. These securities include investments issued by highly rated corporations or investments issued by agencies of governments. As of December 31, 2012, the rating of the securities in our portfolio was at least A-. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations), which were exacerbated by the recent turmoil that has affected the financial markets and the global economy and caused credit issues for a number of reputable financial institutions. Any changes in fair value of our investment securities due to credit risk do not affect our profit or loss unless there is other-than-temporary impairment (OTTI) (referred to in ASC 320-10 (formally known as FSP FAS 115-2) and ASC 958-320 (formally known as FAS 124-2).

As of December 31, 2012, we were not required to adjust the carrying value of our investment securities since there were no other-than-temporary impairments.

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

Management assessed our internal control over financial reporting as of December 31, 2012, the end of our fiscal year. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control —Integrated Framework."

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2012 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. We reviewed the results of management’s assessment with the Audit Committee of our Board of Directors.

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

Item 15T. CONTROLS AND PROCEDURES

Not Applicable.

Item 16.  Reserved

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that both Ms. Einat Domb-Har and Mr. Ilan Erez are our audit committee financial experts, and that Ms. Domb-Har and Mr. Erez are independent as such term is defined under the NASDAQ Capital Market listing requirements. Our board of directors has also made such determinations with respect to Ms. Ayelet Aya Hayak, the nominee for external director proposed to be approved by the shareholders at the Annual General Meeting of the shareholders on April 10, 2013, as a replacement for Ms. Domb-Har as of July 1, 2013 when Ms. Domb-Har’s third and final three-year term as an external director expires.

Item 16B. CODE OF ETHICS

Our company has adopted a code of ethics, which applies to all of our employees, officers and directors, including our Chief Executive Officer, our Chief Financial Officer and our principal accountant. A copy of the code of ethics is attached as an exhibit to this annual report.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2012 and 2011, audit-related services and tax services rendered by Somekh Chaikin, a member firm of KPMG International.

	2011	2012
Audit Fees(1)	$105,000	$105,000
Audit-Related Fees(2)	-	$33,000
Tax Fees(3)	$8,000	$38,000

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

(3) Tax Fees are the aggregate fees billed for professional services rendered for tax compliance, tax advice, other than in connection with the Audit. Tax compliance involves audit of original and amended tax returns, tax planning and tax advice.

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

1.2
Amendment to Articles of Association of the Registrant incorporated by reference to Proposal 5 found in Exhibit 2 to the Form 6-K as filed with the Securities and Exchange Commission on March 1, 2012, and incorporated herein by reference

4.1
Lease between the Company and Yaakov Metzkin and Dov Segev, for premises in Kfar Sava, Israel, dated November 1, 1994, and amendment dated March 17, 2002, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission on June 27, 2002, and incorporated herein by reference. As this lease and the amendment are written in Hebrew, a summary of each was included in the Exhibit.

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

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Somekh Chaikin, Independent Registered Public Accounting Firm, a member firm of KPMG International.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICOM LIMITED

By:	/s/ Shaike Orbach
Shaike Orbach
Chief Executive Officer

March 21, 2013

Silicom Ltd. and its Subsidiary Consolidated Financial Statements As of and for the year ended December 31, 2012

Silicom Ltd. and its Subsidiary

Consolidated Financial Statements as of December 31, 2012

Contents

Report of Independent Registered Public Accounting Firm

To Board of Directors and Shareholders
Silicom Ltd.:

We have audited the accompanying consolidated balance sheets of Silicom Ltd. and its subsidiary (hereinafter - “the Company”) as of December 31, 2011 and 2012 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012. We also have audited the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the COSO.

Somekh Chaikin

Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
March 18, 2013

Silicom Ltd. and its Subsidiary

Consolidated Balance Sheets as of December 31

		2011	2012
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	3	11,483	13,306
Short-term bank deposits	2E	5,010	2,527
Marketable securities	2F, 4	9,027	12,583
Accounts receivable:
Trade, net	2G	8,405	12,146
Other		1,597	2,234
Related parties		208	245
Inventories	5	11,173	14,795
Deferred tax assets	12H	48	47

Total current assets		46,951	57,883

Marketable securities	2F, 4	23,667	28,469

Assets held for employees’ severance benefits	7	1,275	1,377

Deferred tax assets	12H	135	114

Property, plant and equipment, net	6	837	1,190

Total assets		72,865	89,033

Avi Eizenman	Shaike Orbach	Eran Gilad
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Kfar-Saba, Israel
March 18, 2012

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiary

Consolidated Balance Sheets as of December 31 (Continued)

		2011	2012
	Note	US$ thousands	US$ thousands

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable		3,971	7,799
Other accounts payable and accrued expenses		2,460	3,914
Related parties		7	76

Total current liabilities		6,438	11,789

Long-term liability
Liability for employees’ severance benefits	7	2,153	2,278

Total liabilities		8,591	14,067

Commitments and contingencies	8

Shareholders’ equity	9
Ordinary shares, NIS 0.01 par value; 10,000,000 shares
authorized; 6,940,059 and 7,022,397 issued as at
December 31, 2011 and 2012, respectively;
6,925,088 and 7,007,426 outstanding as at
December 31, 2011 and 2012, respectively		20	21
Additional paid-in capital		35,245	36,065
Treasury shares (at cost) - 14,971 ordinary shares as at
December 31, 2011 and 2012		(38)	(38)
Retained earnings		29,047	38,918

Total shareholders' equity		64,274	74,966

Total liabilities and shareholders’ equity		72,865	89,033

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiary

Consolidated Statements of Operations for the Year Ended December 31

		2010	2011	2012
		US$ thousands
	Note	Except for share and per share data

Sales*	10	30,399	39,633	48,729
Cost of sales		17,490	22,430	28,849

Gross profit		12,909	17,203	19,880

Operating expenses
Research and development**		3,280	4,165	4,401
Sales and marketing		2,207	2,677	3,081
General and administrative		1,523	1,890	2,369

Total operating expenses		7,010	8,732	9,851

Operating income		5,899	8,471	10,029
Financial income, net	11	617	439	752

Income before income taxes		6,516	8,910	10,781

Income taxes	12	801	667	910

Net income		5,715	8,243	9,871

Income per share:
Basic income per ordinary share (US$)	2S	0.838	1.195	1.424

Diluted income per ordinary share (US$)		0.824	1.178	1.417

Weighted average number of ordinary
shares used to compute basic income
per share (in thousands)		6,821	6,896	6,934

Weighted average number of ordinary
shares used to compute diluted income
per share (in thousands)		6,938	6,995	6,968

* Including sales to related parties in the amount of US$ 302 thousand, US$ 350 thousand and US$ 558 thousand in 2010, 2011 and 2012, respectively.
** Including services from related parties in the amount of US$ 154 thousand, US$ 50 thousand and US$ 42 thousand in 2010, 2011 and 2012, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiary

Consolidated Statements of Changes in Shareholders' Equity

			Additional			Total
			paid-in	Treasury	Retained	shareholders’
	Ordinary shares		capital	shares	earnings	Equity
	Number
	of shares(1)	US$ thousands

Balance at
January 1, 2010	6,809,313	20	34,154	(38)	15,089	49,225

Exercise of options	70,375	*-	259	-	-	259
Share-based compensation	-	-	231	-	-	231
Net income	-	-	-	-	5,715	5,715

Balance at
December 31, 2010	6,879,688	20	34,644	(38)	20,804	55,430

Exercise of options	45,400	*-	164	-	-	164
Share-based compensation	-	-	437	-	-	437
Net income	-	-	-	-	8,243	8,243

Balance at
December 31, 2011	6,925,088	20	35,245	(38)	29,047	64,274

Exercise of options	82,338	1	276	-	-	277
Share-based compensation	-	-	544	-	-	544
Net income	-	-	-	-	9,871	9,871

Balance at
December 31, 2012	7,007,426	21	36,065	(38)	38,918	74,966

(1) Net of 14,971 shares held by the subsidiary

* Less than 1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiary

Consolidated Statements of Cash Flows for the Year Ended December 31

	2010	2011	2012
	US$ thousands

Cash flows from operating activities
Net income	5,715	8,243	9,871

Adjustments required to reconcile net income to
net cash provided by operating activities:
Depreciation	416	379	454
Write-down of obsolete inventory	780	768	873
Liability for employees’ severance benefits, net	58	(42)	23
Discount of marketable securities	467	462	579
Share-based compensation expense	231	437	544
Deferred taxes	156	86	22
Capital (gain) loss	2	(6)	-
Changes in assets and liabilities:
Accounts receivable – trade	(1,573)	(1,780)	(3,741)
Accounts receivable - other	(184)	(717)	(537)
Accounts receivable – Related parties	(17)	(71)	(37)
Inventories	(4,243)	(3,801)	(4,495)
Trade accounts payable	1,467	250	3,828
Other accounts payable and accrued expenses	51	508	1,436
Accounts payable – Related parties	25	(25)	69
Net cash provided by operating activities	3,351	4,691	8,889

Cash flows from investing activities
Proceeds from (investments in) short term bank deposits, net	(1,956)	4,199	2,483
Purchases of property, plant and equipment	(466)	(486)	(798)
Proceeds from maturity of marketable securities	11,303	9,531	8,955
Purchases of marketable securities	(12,972)	(13,071)	(17,992)
Net cash provided by (used in) investing activities	(4,091)	173	(7,352)

Cash flows from financing activities

Exercise of options	259	164	277
Net cash provided by financing activities	259	164	277

Effect of exchange rate changes on cash balances held	(115)	(202)	9

Increase (decrease) in cash and cash equivalents	(596)	4,826	1,823

Cash and cash equivalents at beginning of year	7,253	6,657	11,483
Cash and cash equivalents at end of year	6,657	11,483	13,306

Supplementary cash flow information
A. Non-cash transactions:
Investments in fixed assets	-	80	9
B. Cash paid during the year for:
Income taxes	1,148	623	635

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

In these financial statements the terms "Company" or Silicom refer to Silicom Ltd. and its wholly owned subsidiary, Silicom Connectivity Solutions, Inc., whereas the term "subsidiary" refers to Silicom Connectivity Solutions, Inc.

Note 2 - Summary of Significant Accounting Policies

The significant accounting policies, which are applied consistently throughout the periods presented, are as follows:

A.           Financial statements in US dollars

Substantially all sales of the Company are made outside of Israel (see Note 10A regarding geographical distribution), in US dollars ("dollars"). Most purchases of materials and components, and a significant part of the marketing costs are made or incurred, primarily in dollars. Therefore, the functional currency of the Company is the dollar.

Transactions and monetary balances in other currencies are translated into the functional currency using the current exchange rate.

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

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

C.           Estimates and assumptions

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; allowances for doubtful accounts, deferred tax assets, fixed assets, inventory, investments, share-based compensation, income tax uncertainties and other contingencies.

D.           Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less from the date of deposit to be cash equivalents.

E.           Short-term bank deposits

Short term bank deposits consist of bank deposits with original maturities of more than three months and up to twelve months.

As of December 31, 2012 the Company's short-term bank deposits consist of bank deposits in US dollars that bear fixed annual interest of 1.81% (2011 1.70%-1.90%). These short-term bank deposits are held with a major Israeli bank, and their use and withdrawal are not subject to any restrictions.

F.           Marketable securities

Investment securities at December 31, 2011 and 2012 consist of corporate debt and government debt.

The Company classifies its marketable securities as held-to-maturity as they are debt securities in which the Company has the intent and ability to hold to maturity. Held-to-maturity (HTM) debt securities are recorded at amortized cost adjusted for the amortization or accretion of premiums or discounts.

Premiums and discounts on debt securities are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Such amortization and accretion is included in the "Financial income, net" line item in the consolidated statements of operations.

When other-than-temporary impairment has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether the Company intends to sell the security or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

F.           Marketable securities (cont'd)

A decline in the market value of HTM security below cost that is deemed to be other than temporary results in an impairment to reduce the carrying amount to fair value. To determine whether an impairment is other than temporary, the Company considers all available information relevant to the collectibility of the security, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

If the Company intends to sell the security or it is more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings.

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

As of December 31, 2011 and 2012, the provision for doubtful accounts receivable amounted to US$ 20 thousand.

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

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

I.           Assets held for employees’ severance benefits

Assets held for employees’ severance benefits represent contributions to severance pay funds and cash surrender value of insurance policies. The assets are recorded at their current cash redemption value.

J.           Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is calculated on the straight-line basis over the estimated useful life of the assets at the following annual rates:

%
Machinery and equipment	15 - 33
Office furniture and equipment	6 - 33
Leasehold improvements	10 - 20

K.           Long lived assets

In accordance with Impairment or Disposal of Long-Lived Assets Subsections of FASB ASC Subtopic 360-10, Property, Plant, and Equipment - Overall long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or an asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value.

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

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

N.           Royalty bearing participations

Royalty bearing participation from the Government of Israel for funding research and development activities are recognized at the time the Company is entitled to such grants based on the related cost incurred. See also Note 8A.

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

Q.           Income taxes

Deferred taxes are accounted for under the asset and liability method based on the estimated future tax effects of temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.  The Company provides a valuation allowance to reduce deferred tax assets to the extent it believes it is more likely than not that such benefits will not be realized. Deferred tax assets and liabilities are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences where appropriate. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

R.           Share-based compensation

The Company recognizes compensation expense based on estimated grant date fair value in accordance with ASC Topic 718, Compensation -Stock Compensation as follows:

When portions of an award vest in increments during the requisite service period (graded-vesting award), the Company’s accounting policy is to recognize compensation cost for the award over the requisite service period for each separately vesting portion of the award.

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

The following table summarizes information related to the computation of basic and diluted income per ordinary share for the years indicated.

	Year ended December 31
	2010	2011	2012
Net income attributable to ordinary shares
(US$ thousands)	5,715	8,243	9,871

Weighted average number of ordinary shares outstanding
used in basic income per ordinary share calculation	6,820,721	6,896,215	6,933,576

Add assumed exercise of outstanding dilutive potential
ordinary shares	117,735	98,377	34,729

Weighted average number of ordinary shares outstanding
used in diluted income per ordinary share calculation	6,938,456	6,994,592	6,968,305

Basic income per ordinary shares (US$)	0.838	1.195	1.424

Diluted income per ordinary shares (US$)	0.824	1.178	1.417

Number of options and warrants excluded
from the diluted earnings per share calculation
because of anti-dilutive effect	137,500	135,000	135,000

T.           Comprehensive Income

For the year ended December 31, 2010, 2011 and 2012, comprehensive income is equals to net income.

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

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. The provisions of the ASU are effective for reporting periods beginning after December 15, 2011. The Company adopted the provision of the ASU in 2012. The adoption of the ASU 2011-04 did not have a material effect on the Company's consolidated financial statements.

V.           Recently Issued Accounting Standards

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). The new standard is effective for annual periods beginning January 1, 2013, and interim periods within the annual period. Retrospective application is required. The Company will implement the provisions of ASU 2011-11 as of January 1, 2013. The adoption of the ASU 2011-11 will not have a material effect on the Company's consolidated financial statements.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

W.	Concentrations of risks

(1)	Credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and assets held for employees’ severance benefits. Cash and cash equivalents balances of the Company, which are subject to credit risk, consist of cash accounts held with major financial institutions. Short-term bank deposits balances of the Company, which are subject to credit risk, consist of short-term bank deposits held with a major Israeli Bank. Marketable securities include held to maturity marketable securities issued by highly rated corporations or governmental securities. As of December 31, 2011 and 2012, the rating of the securities in the Company's portfolio was at least A-. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations). Any changes in fair value of the Company's investment securities due to credit risk do not affect the Company's profit or loss unless there is other-than-temporary impairment (OTTI).

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

(4)	Dominant customers

The Company depends on a small amount of customers for its products. The Company's top two customers accounted for approximately 40% of its revenues in 2012. The Company expects that a small number of customers will continue to account for a significant portion of its revenues for the foreseeable future.

X.           Liabilities for loss contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 3 - Cash and Cash Equivalents

	December 31
	2011	2012
	US$ thousands

Cash	6,461	13,248
Cash equivalents *	5,022	58
	11,483	13,306

*	Comprised mainly of deposits in banks as at December 31, 2011 and 2012 carrying a weighted average interest rate of 1.79% and 0.11%, respectively.

Note 4 - Marketable Securities

The Company's investment in marketable securities as of December 31, 2011 and 2012 are classified as “held-to-maturity” and consist of the following:

		Gross	Gross
		unrealized	unrealized
	Aggregate	holding	holding	Aggregate
	cost basis**	gains	(losses)	fair value*
	US$ thousands
At December 31, 2011
Held to maturity:
Corporate debt securities and
government debt securities
Current	9,108	5	(100)	9,013
Non-Current	23,911	-	(452)	23,459

	33,019	5	(552)	32,472

At December 31, 2012
Held to maturity:
Corporate debt securities and
government debt securities
Current	12,702	23	(56)	12,669
Non-Current	28,775	193	(126)	28,842

	41,477	216	(182)	41,511

*         Fair value is being determined using quoted market prices in active markets (Level 1).
**	Including accrued interest in the amount of $325K and $425K as of December 31, 2011 and 2012 respectively.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 4 - Marketable Securities (Cont’d)

The amortized cost, gross unrealized losses and fair value of the debt securities by major interest type were as follows:

	December 31, 2011
		Net unrealized
	Amortized cost	holding gains/(losses)	Fair value
	US$ thousands
Up to 2%	25,225	(415)	24,810
2.038% - 2.874%	7,794	(132)	7,662
	33,019	(547)	32,472

	December 31, 2012
		Net unrealized
	Amortized cost	holding gains/(losses)	Fair value
	US$ thousands
Up to 2%	33,145	(84)	33,061
2.038% - 2.951%	8,332	118	8,450
	41,477	34	41,511

Activity in Marketable securities in 2012

US$ thousands
Balance at January 1, 2012	33,019

Purchases of marketable securities	17,992
Discount of marketable securities	(579)
Proceeds from maturity of marketable securities	(8,955)
Balance at December 31, 2012	41,477

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 4 - Marketable Securities (Cont’d)

The following table summarizes the gross unrealized losses on investment securities for which other-than-temporary impairments have not been recognized and the fair value of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2012:

	Less than 12 months		12 months or more		Total
Held to maturity	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value

Corporate debt securities
and government debt
securities	(106)	6,803	(76)	10,701	(182)	17,504

The unrealized losses on the investments were caused by interest rate increases. The Company has the ability and intent to hold these investments until maturity and it is more likely than not that the Company will not be required to sell any of the securities before recovery; therefore these investments are not considered other than temporarily impaired.

Note 5 - Inventories

	December 31
	2011	2012
	US$ thousands
Raw materials and components	3,885	5,971
Products in process	5,246	6,908
Finished products	2,042	1,916
	11,173	14,795

Note 6 - Property, Plant and Equipment, Net

	December 31
	2011	2012
	US$ thousands
Machinery and equipment	2,873	3,240
Office furniture and equipment	294	294
Leasehold improvements	336	441

Property, plant and equipment	3,503	3,975

Accumulated depreciation	(2,666)	(2,785)

Property, Plant and equipment, net	837	1,190

Depreciation expenses for the years ended December 31, 2010, 2011 and 2012 were US$ 416 thousand, US$ 379 thousand and US$ 454 thousand, respectively.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 7 - Assets Held and Liability for Employees' Severance Benefits

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

As a result of the implementation of Section 14, as described above, the liability with respect to those employees is calculated on the basis of number of years of employment as of June 30, 2008, multiplied by the latest salary paid. The liability is covered by the amounts deposited, including accumulated income thereon, as well as by the unfunded provision. Such liability will be removed, either upon termination of employment or retirement.

D.	Expenses recorded with respect to employees' severance payments for the years ended December 31, 2010, 2011 and 2012 were US$ 372 thousand, US$ 304 thousand and US$ 382 thousand, respectively.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 8 - Commitments and Contingencies

A.	Royalty commitments

The Company is obligated to pay royalties to the Government of Israel and the Korea Israel Industrial Research and Development Foundation on revenues from product sales related to research and development, which was undertaken with Government grants and other grants. Since January 1, 1997, royalty rates are between 2% to 5%. The royalty rates applicable for the Company’s research and development projects are 2% - 3.5%, except for one project that took place in the period between July 1, 1997 - January 31, 2000, where the royalty rate is 4%.

Royalties are payable from the commencement of sales of each of these products until the cumulative amount of the royalties paid equals 100% of the dollar linked amounts of the grants received, without interest, for projects approved prior to December 31, 2000, and with LIBOR interest, for amounts received after that date.

The Company’s total outstanding obligation in respect of royalty-bearing participations received or accrued, net of royalties paid or accrued before interest, amounted to approximately US$ 2,960 thousand as at December 31, 2012 (US$ 2,960 thousand as at December 31, 2011).

B.           Lease commitments

The premises and facilities occupied by the Company are leased under various operating lease agreements. Furthermore, the Company has entered into several operating lease agreements for motor vehicles in Israel.

The agreements are in New Israeli Shekel (NIS) or in NIS, linked to the Israeli Consumer Price Index.

The minimum future rental payments under the above leases at exchange rates in effect on December 31, 2012, are as follows:

US$ thousands
Year ended December 31
2013	645
2014	145
2015 and on	58

Of the amounts above, US$13 thousand in 2013, relate to related parties.

Rental expenses under the lease agreements for the years ended December 31, 2010, 2011 and 2012 were US$ 542 thousand, US$ 632 thousand and US$ 676 thousand, respectively.

C.           Credit line

The Company has one line of credit provided to it by a bank (approximately US$ 161 thousand). The bank is allowed to cancel or change the line of credit with no advance notice.
As at December 31, 2012, this credit line has not been used.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 8 - Commitments and Contingencies (Cont’d)

D.           Outstanding Legal Proceeding

On March 2, 2012 Internet Machines LLC, a Texas limited liability company filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas (the "Court") against numerous defendants (including many switch manufacturers) with respect to certain patents for switches, and included the Company's US subsidiary amongst the list of defendants named in such lawsuit. The lawsuit claims that the defendants have infringed certain patents purported to be owned by Internet Machines LLC and seeks unspecified compensation for damages as well as injunctive relief. The defendants filed answers and counterclaims to the complaint asserting that they do not infringe any claims of the asserted patents and the claims of the patents are invalid and/or unenforceable. On September 4, 2012, the Court granted the defendants' motion to stay the pending litigation. While one of the Company's switch suppliers (which is also named as a defendant in the aforesaid lawsuit) has agreed to indemnify the Company with respect to certain liabilities, there is no certainty that the Company will ultimately be able to collect all or any amounts under such indemnity should the Company be found liable under the lawsuit. The Company is unable at this time to assess the likelihood of an unfavorable outcome or range of potential loss.

Note 9 - Shareholders' Equity

Stock options to employees and directors

A.
On July 21, 2004, the Board resolved, subject to shareholders’ approval that was given on December 30, 2004, to adopt the Share Option Plan (2004) (the "2004 Plan"). Option grants to employees under the 2004 Plan, including terms of vesting and the exercise price, are subject to the Board of Directors' approval. Option grants to directors and certain other officers are generally subject to the approvals of the Compensation Committee as well as Board of Directors, and grants to directors or a CEO will also generally have to be approved by the Shareholders. The term of the options shall not exceed 10 years from the date that the option was granted.

The 2004 plan initially covered up to 282,750 options and subsequent to an amendment by the board in 2007 it covered up to 582,750 options.   In August 2012, the Board of Directors increased the number of the ordinary shares available for issuance under the 2004 plan by an additional 500,000. All options are at a conversion rate of 1:1.

B.	No options have been granted by the Company other than to employees and directors, as mentioned above.

C.
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

Gains on awards granted under the plan are subjected to capital gains tax of 25% to be paid by the employee, and the Company is not entitled to a tax deduction.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 9 - Shareholders' Equity (cont'd)

Stock options to employees and directors (cont'd)

D.	On October 15, 2008, the Company granted, in the aggregate, 200,000 options to certain of its directors and employees under the 2004 Plan. In relation to this grant:

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

3.	No expenses were incurred during the year ended December 31, 2012 in relation to this grant. As at December 31, 2012, all expenses related to this grant were recognized.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 9 - Shareholders' Equity (cont'd)

Stock options to employees and directors (cont'd)

E.	On December 21, 2010, the Company granted, in the aggregate, 137,500 options to certain of its directors and employees under the 2004 Plan. In relation to this grant:

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

3.
Compensation expenses incurred during the year ended December 31, 2012 in relation to this grant were approximately US$ 389 thousand. As at December 31, 2012, there was approximately US$ 149 thousand of unrecognized compensation costs related to this grant to be recognized over a weighted average period of 0.98 years.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 9 - Shareholders' Equity (cont'd)

Stock options to employees and directors (cont'd)

F.	On September 13, 2012, the Company granted, in the aggregate, 240,000 options to certain of its directors and employees under the 2004 Plan. In relation to this grant:

1.
The exercise price for the options (per ordinary share) was US$ 15.28 and the Option expiration date was the earlier to occur of: (a) September 13, 2020; and (b) the closing price of the shares falling below US$ 7.64 at any time after the date of grant. 50% of the options vest and become exercisable on the second anniversary of the date of grant and the additional 50% of the options vest and become exercisable on the third anniversary of the date of the grant.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	1.33%
Expected dividend yield	0.0%
Average expected volatility (b)	64.71%
Termination rate	9%
Suboptimal rate (c)	3.2

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)
Suboptimal rate represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal rate of the Company and similar companies.

3.
Compensation expenses incurred during the year ended December 31, 2012 in relation to this grant were approximately US$ 155 thousand. As at December 31, 2012, there was approximately US$ 1,084 thousand of unrecognized compensation costs related to this grant to be recognized over a weighted average period of 2.21 years.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 9 - Shareholders' Equity (cont'd)

Stock options to employees and directors (cont'd)

G.	The following table summarizes information regarding stock options as at December 31, 2012:

	Options outstanding		Options exercisable
		Weighted		Weighted
		average remaining		average remaining
Exercise price	Number	contractual life	Number	contractual life
US$	of options	(in years)	of options	(in years)
3.82	40,087	3.79	40,087	3.79
18.82	135,000	5.97	67,500	5.97
15.28	238,000	7.70	-	-

	413,087		107,587

The aggregate intrinsic value of options outstanding as of December 31, 2011 and 2012 is US$ 1,718 thousand and US$ 1,199 thousand, respectively.

The aggregate intrinsic value of options exercisable as of December 31, 2011 and 2012 is US$ 1,718 thousand and US$ 566 thousand, respectively.

The total intrinsic value of options exercised during the year ended December 31, 2011 and 2012, is US$ 609 thousand and US$ 1,191 thousand, respectively.

The intrinsic value of the options at the date of grant is zero.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 9 - Shareholders' Equity (cont'd)

Stock options to employees and directors (cont'd)

H.           The stock option activity under the abovementioned plans is as follows:

			Weighted
		Weighted	average
	Number	average	grant date
	of options	exercise price	fair value
		US$	US$

Balance at January 1, 2010	240,700

Granted	137,500	18.82	8.69
Exercised	(70,375)	3.68	1.81
Forfeited	(2,000)	3.82	1.81
Balance at December 31, 2010	305,825

Exercised	(45,400)	3.62	1.75
Forfeited	(3,000)	16.32	7.54

Balance at December 31, 2011	257,425

Granted	240,000	15.28	6.54
Exercised	(82,338)	3.35	1.81
Forfeited	(2,000)	15.28	6.54

Balance at December 31, 2012	413,087
Exercisable at December 31, 2012	107,587

I.	During 2010, 2011 and 2012, the Company recorded share-based compensation expenses. The following summarizes the allocation of the stock-based compensation expenses:

	Year ended December 31
	2010	2011	2012
	US$ thousands	US$ thousands	US$ thousands
Cost of sales	33	24	46
Research and development costs	71	96	130
Selling and marketing expenses	65	134	159
General and administrative expenses	62	183	209

	231	437	544

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 10 - Sales

A.           Information on sales by geographic distribution:

The Company has one operating segment.

Sales are attributed to geographic distribution based on the location of the customer.

	Year ended December 31
	2010	2011	2012
	US$ thousands
North America	22,071	29,627	33,606
Europe	4,174	5,174	7,277
Rest of the world	4,154	4,832	7,846

	30,399	39,633	48,729

All property, plant and equipment are located in Israel.

B.           Sales to single customers exceeding 10% of sales (US$ thousands):

	Year ended December 31
	2010	2011	2012
	US$ thousands
Customer “A”	3,440	4,882	10,809
Customer “B”	4,160	4,195	8,714
Customer “C”	3,214	*	*

*	Less than 10% of sales.

Note 11 - Financial Income (Expenses), Net

	Year ended December 31
	2010	2011	2012
	US$ thousands
Interest income	1,277	1,292	1,360
Interest expenses	(416)	(499)	(561)
Exchange rate differences, net	(130)	(231)	96
Bank charges	(114)	(123)	(143)

	617	439	752

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 12 - Taxes on Income

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

On July 14, 2009, the Israeli parliament passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) - 2009, which provided, inter alia, a gradual reduction in the corporate tax rate to 18% as from the 2016 tax year. According to the aforementioned amendments, the corporate tax rate for the year 2010 - 25% and for the year 2011-24%.

On December 5, 2011 the Israeli parliament approved the Law to Change the Tax Burden (Legislative Amendments) - 2011. According to the law the tax reduction that was provided in the Economic Efficiency Law, as aforementioned, will be cancelled and the company tax rate will be 25% as from 2012.

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

Note 12 - Taxes on Income (cont’d)

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

4.            Amendments to the Law

On March 30, 2005, the Israeli Parliament approved a reform of the above Law. The primary changes are as follows:

(a)
Companies that meet the criteria of the Benefited Enterprise (Formerly known as Alternative Path of Approved Enterprise) benefits will receive those benefits without prior approval. In addition, there will be no requirement to file reports with the Investment Center. Companies will be required to notify the Israeli Tax Authorities regarding the implementation of the Benefited Enterprise. Audits will take place via the Israeli Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.

(b)
Tax benefits of the Benefited Enterprise comparing to regular corporate tax regulations, include lower tax rates or no tax depending on the area and the path chosen, lower tax rates on dividend income and accelerated tax depreciation. The tax benefits do not differ from those prior the amendment.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 12 - Taxes on Income (cont’d)

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the “Law”) (cont'd)

4.           Amendments to the Law (cont'd)

(c)
In order to receive the tax benefits in the Grant Path or the Benefited Enterprise, the “Industrial Company” must contribute to the economic independence of Israel’s economy in one of the following ways:

1.	Its primary activity is in the Biotechnology or Nanotechnology fields and pre-approval is received from the head of research and development at the Office of the Chief Scientist;

2.	Its revenue from a specific country is not greater than 75% of its total revenues that year;

3.	25% or more of its revenues are derived from a specific foreign market of at least 12 million residents.

(d)	Upon the establishment of a “Benefited Enterprise”, an investment of at least NIS 300 thousand in production machinery and equipment within three years is required.

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

In respect to the abovementioned amendments to the Law, the Company selected the tax years 2004, 2006, 2009 and 2012 as the years of election. The Israeli Tax Authorities, in a pre-ruling issued to the Company, have established a formula for the allocation of the Company's taxable income that will be subject to the relevant different tax rates as permitted under the amendments to the Law.

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

Note 12 - Taxes on Income (cont’d)

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

The Company meets the conditions provided in the amendment to the Law for the Encouragement of Capital Investments for inclusion in the scope of the tax benefits track. The amendment to the Law will not have a material impact on the Company's consolidated financial statements as of December 31, 2012.

On November 5, 2012 the Knesset passed Amendment No. 69 and Temporary Order to the Law for the Encouragement of Capital Investments – 1959 (hereinafter: “the temporary order”), which offers a reduced tax rate arrangement to companies that received an exemption from corporate tax under the aforesaid law. The temporary order provides that companies that choose to apply the temporary order (effective for one year), will be entitled to a reduced tax rate on the “release” of exempt profits (hereinafter: “the beneficiary corporate tax rate”). The release of exempt profits will make it possible to distribute them without additional tax at the company level and will also make it possible to use the profits without the restrictions that applied to the use of the exempt profits.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 12 - Taxes on Income (cont’d)

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the “Law”) (cont'd)

4.            Amendments to the Law (cont'd)

The beneficiary corporate tax rate will be determined according to the rate of exempt profits the company chooses to release from its entire exempt profits, and will be between 40% and 70% of the corporate tax rate that would have applied to the revenue in the year it was produced if it had not been exempt, but in any event no less than 6%.

Furthermore, a company that chooses to pay a beneficiary corporate tax rate will have to invest in an industrial enterprise up to 50% of the tax saving it obtained, within a period of 5 years beginning from the year of notice. Failure to comply with this condition will require the company to pay additional corporate tax.

The Company is still examining whether to apply the temporary order and as at the date of approval of the financial statements it has not yet decided on the matter.

D.           Tax benefits under the Israeli Law for Encouragement of Industry (Taxes), 1969

The Company considers that it currently qualifies as an “Industrial Company” under the above Law. As such, it is entitled to certain tax benefits, mainly the right to deduct share issuance costs over three years for tax purposes in the event of a public offering.

E.           Taxation of the subsidiary

The subsidiary files tax returns to US Federal tax authorities and to state tax authorities in the states of New Jersey and California.

F.           Tax assessments

For the Israeli jurisdiction the Company has final tax assessments for all years up to and including the tax year ended December 31, 2008.  For the US Federal jurisdictions, the subsidiary has final tax assessments for all years up to and including the tax year ended December 31, 2008. For the New-Jersey state jurisdiction, the subsidiary has final tax assessments for all years up to and including the tax year ended December 31, 2007. For the California state jurisdiction, the subsidiary has open tax assessments for 2011 and 2012.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 12 - Taxes on Income (cont’d)

G.	Income before income taxes and income taxes expense (benefit) included in the consolidated statements of operations

	Year ended December 31
	2010	2011	2012
	US$ thousands
Income before income taxes:
Israel	6,507	8,899	10,086
Foreign jurisdiction	9	11	695
	6,516	8,910	10,781

Current taxes:
Israel	657	619	784
Foreign jurisdiction	-	-	116
	657	619	900

Tax benefits relating to prior years:
Israel	(12)	(38)	(12)

Deferred taxes:
Israel	148	73	(3)
Foreign jurisdiction	8	13	25
	156	86	22

Income tax expense	801	667	910

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 12 - Taxes on Income (cont’d)

H.           Deferred income taxes

1.	A portion of the Company’s income is tax exempt due to the “Benefited enterprise” status granted to its production facilities, as described above.

2.	The tax effects of significant items comprising the Company’s deferred tax assets are as follows:

	December 31	December 31
	2011	2012
	US$ thousands	US$ thousands
Deferred tax assets:
Accrued employee benefits	148	147
Research and development costs	3	8
Tax loss carryforwards	87	-
Fixed assets	6	5
Other	2	1

Total gross deferred tax assets	246	161
Less: valuation allowance	(63)	-

Net deferred tax assets	183	161

In Israel	158	161
Foreign jurisdictions	25	-
Net deferred tax assets	183	161

Current	48	47
Non-current	135	114
Total	183	161

The net change in valuation allowance for the years ended December 31, 2010, 2011 and 2012 was a decrease of US$ 17 thousand and an increase of US$ 12 thousand and a decrease of US$ 63 thousand, respectively.

In 2010 and in 2011, all of the valuation allowance referred to loss carry-forward related to Silicom Connectivity Solutions, Inc.

In 2012 Silicom Connectivity Solutions, Inc has used all of its loss carry-forward and therefore all related deferred tax assets and valuation allowance were derecognized.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 12 - Taxes on Income (cont’d)

I.           Reconciliation of the statutory tax expense to actual tax expense

	Year ended December 31
	2010	2011	2012
	US$ thousands

Income before income taxes	6,516	8,910	10,781

Statutory tax rate in Israel	25%	24%	25%

Computed expected tax	1,629	2,138	2,695

Increase (decrease) in taxes resulting from:
Non-deductible operating expenses	25	123	159
Prior year adjustments	(12)	(38)	(12)
Change in valuation allowance	(17)	12	(63)
Tax effect due to “Approved Enterprise” status	(832)	(1,640)	(2,063)
Taxes related to foreign jurisdictions	-	-	30
Changes in tax rate and other	8	72	164

Income tax expense	801	667	910

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

During 2010, 2011 and 2012 the Company and its subsidiary did not have any unrecognized tax benefits and thus, no related interest and penalties were accrued.

In addition, the Company and its subsidiary do not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

Silicom Ltd. and its Subsidiary

Notes to the Consolidated Financial Statements

Note 13 - Fair Value of Financial Instruments

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

Note 14 - Subsequent Events

On January 14, 2013, Silicom's Board of Directors has adopted a policy for distributing dividends, subject to all applicable laws. According to this policy, each year the Company will distribute a dividend of up to 50% of its annual distributable profits.

On March 18, 2013 Silicom's Board of Directors declared a dividend of US $0.55 per share payable on April 17, 2013 to shareholders of record as of April 4, 2013, and in the aggregate amount of approximately US $3.9 million for 2012.