Form 20-F
period 2013-12-31
SILICOM LTD.
filed 2014-03-20
CIK 916793

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report……………….. For the transition period from to

Commission File number: 000-23288

 SILICOM LTD.
(Exact name of Registrant as specified in its charter and as translated into English)

ISRAEL
(Jurisdiction of incorporation or organization)
8 Hanagar Street,
Kfar Sava 4442537, Israel
 (Address of principal executive offices)

Mr. Eran Gilad, CFO and Company Secretary
Telephone: +972-9-764-4555
E-mail: erang@silicom.co.il
8 Hanagar Street,
Kfar Sava 4442537, Israel
 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None	None
Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 0.01 nominal value per share	NASDAQ GLOBAL SELECT MARKET

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
 (Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

 7,140,013

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

Table of Contents

PART I.	6

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	6

ITEM 3. KEY INFORMATION	6
Selected Financial Data	6
Risk Factors	10

ITEM 4. INFORMATION ON THE COMPANY.	26
History and Development of the Company	26
Business Overview	27
Organizational Structure	36
Property, Plant and Equipment	37

ITEM 4A. UNRESOLVED STAFF COMMENTS	37

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	38
Critical Accounting Policies	38
Recently Enacted Accounting Pronouncements Not Yet Adopted	41
Operating Results	41
Liquidity and Capital Resources	44
Research and development, patents and licenses, etc.	45
Trend Information	47
Off-Balance Sheet Arrangements	48
Tabular disclosure of contractual obligations	50

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	50
Directors and Senior Management	50
Compensation	53
Board Practices	55
Employees	67
Share Ownership	69

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	70
Major Shareholders	70
Related Party Transactions	71

ITEM 8. FINANCIAL INFORMATION	74

ITEM 9. THE OFFER AND LISTING	75
Markets and Share Price History	75

ITEM 10. ADDITIONAL INFORMATION	77
Memorandum and Articles of Association	78
NASD Marketplace Rules and Home Country Practices	87
Material Contracts	89
Exchange Controls	89
Taxation	89
Documents on Display	103

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	104
Interest Rate Risk	104
Foreign Currency Exchange Risk	104

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	106

PART II.	106

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	106

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	106

Part I.

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A.           Selected Financial Data

The selected data presented below under the captions “Consolidated Statements of Operations Data” and “Consolidated Balance Sheets Data” for and as of the end of each of the years in the five-year period ended December 31, 2013, are derived from our audited consolidated financial statements. The consolidated financial statements as of December 31, 2012 and 2013, and for each of the years in the three-year period ended December 31, 2013, and the report thereon, are included elsewhere in this annual report. The selected data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto, which are set forth in Item 18 – “Financial Statements” and the other financial information appearing elsewhere in this annual report.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

	Year Ended December 31 In US$ Thousands
	2009	2010	2011	2012	2013
Sales	$20,526	$30,399	$39,633	$48,729	$73,298
Cost of sales	12,461	17,490	22,430	28,849	43,865
Gross profit	8,065	12,909	17,203	19,880	29,433
Research and development costs	2,716	3,280	4,165	4,401	5,465
Sales and marketing expenses	1,821	2,207	2,677	3,081	3,818
General and administrative expenses	1,313	1,523	1,890	2,369	2,572
Total operating expenses	5,850	7,010	8,732	9,851	11,855
Operating income	2,215	5,899	8,471	10,029	17,578
Financial income, net	909	617	439	752	404
Income before income taxes	3,124	6,516	8,910	10,781	17,982
Income tax expenses	305	801	667	910	905
Net income(1)	2,819	5,715	8,243	9,871	17,077
Income per share
Basic income per ordinary share	$0.420	$0.838	$1.195	$1.424	$2.404
Diluted income per ordinary share	$0.412	$0.824	$1.178	$1.417	$2.357
Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,720	6,821	6,896	6,934	7,103
Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	6,843	6,938	6,995	6,968	7,246

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

CONSOLIDATED BALANCE SHEET DATA

	2009	2010	2011	2012	2013
Total assets	$55,591	$63,479	$72,865	$89,033	$105,257
Total current liabilities	$4,399	$5,827	$6,438	$11,789	$11,948
Long-term liability	$1,967	$2,222	$2,153	$2,278	$2,618
Shareholders' equity	$49,225	$55,430	$64,274	$74,966	$90,691
Capital stock	$20	$20	$20	$21	$21
Number of ordinary shares issued (1)	6,824,284	6,894,659	6,940,059	7,022,397	7,154,984

(1) Including 14,971 held by our subsidiary. Under the Israeli Companies Law these shares held by our subsidiary are non-voting shares.

The table below sets forth the high and low NIS to U.S. Dollar exchange rates for each period, as published by the Bank of Israel:

	HIGH	LOW
February 2014	3.549	3.496
January 2014	3.507	3.483
December 2013	3.530	3.471
November 2013	3.569	3.519
October 2013	3.567	3.518
September 2013	3.632	3.504

The table below sets forth, for the five most recent full financial years, the average NIS to U.S. Dollar exchange rates for each period, calculated by using the average of the official Bank of Israel representative exchange rate for the last day of each month during the period:

2013	3.611
2012	3.844
2011	3.582
2010	3.732
2009	3.927

The NIS to U.S. Dollar exchange rate on February 28, 2014, as published by the Bank of Israel, was NIS 3.549.

Dividends

Prior to 2013, we had not paid dividends to our shareholders. On January 14, 2013, we announced that our Board of Directors adopted a policy for distributing dividends, subject to all applicable laws. According to this policy, each year we will distribute a dividend of up to 50% of our annual distributable profits. As part of the stated policy, the Company's Board of Directors reserves the right to declare additional dividend distributions, to change the rate of dividend distributions (either as a policy or on a one-time basis), to cancel a specific distribution or to cancel the policy as a whole at any time, at its sole discretion. The actual distribution of a dividend will be subject to meeting the conditions required by applicable law, including the distribution tests set forth in Section 302 of the Israeli Companies Law - 1999, and to the specific decision of the Company's Board of Directors for each distribution. Future dividend policies will be reviewed by the Board of Directors based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. Our ability to pay cash dividends may be restricted by instruments governing any of our obligations.

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

On March 18, 2013 our Board of Directors declared a dividend of US $0.55 per share payable on April 17, 2013 to shareholders of record as of April 4, 2013, and in the aggregate amount of approximately US $3.9 million for 2012. Taxes were withheld at source by the Company as required pursuant to Israeli law. For more information on the taxation of dividends generally, and for our calculation of the tax withheld on the 2012 dividend, see the section entitled “Taxation of Dividends” in Section 10.E “Taxation”.

On March 18, 2014 our Board of Directors declared a continuing dividend for 2013 of US $1.00 per share payable on April 17, 2014 to shareholders of record at the close of the NASDAQ Global Select Market on April 3, 2014, and in the aggregate amount of approximately US $7.2 million for 2013. Taxes will be withheld at source by the Company as required pursuant to Israeli law.

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

Risks Relating to Our Business

The markets for our products change rapidly and demand for new products is difficult to predict.

The markets for our products are characterized by rapidly changing technology and evolving industry standards. For example, the migration to higher line rate Ethernet solutions, the adaptation of new bus interfaces and increased use of emerging technologies such as Cloud, Virtualization and SDN, cause our OEM customers to demand such new products and technologies. In the event that our OEM customers decide to begin using new technologies, we may not be able to develop products for the new technologies in a timely manner. Our OEM customers may also select competing products despite our ability to develop products incorporating new technologies. For Example, with the shift  towards running applications in the Cloud we anticipate that the demand will grow for add-on adapters and products which address the challenges present by the Cloud, such as power, heat and space limitations in such environments which increase the need for essential building blocks in generic severs, which can be potentially served by our products.  However there is no assurance that our OEM customers will buy such products from us or that we will continue to generate significant sales in this area or other areas in which we operate. Consequently, we may suffer from reduced sales to such OEMs and accumulate unusable inventory which can be used only with older technologies. We intend to continue investing in product and technology development. Although we have recorded growing sales of our line of products (to which the majority of our revenues are attributable), there can be no assurance that we will continue to be successful in the marketing of our current products and in developing, manufacturing and marketing enhanced and new products in a timely manner.

The market for cloud-based and cloud-focused solutions is at a relatively early stage of development, and if it develops in ways that are different from what we anticipate or expect, our business could be harmed.

The market for cloud-based solutions is at an early stage relative to physical appliances and on-premise networking solutions, and these types of deployments may not achieve or sustain high levels of demand and market acceptance, or may end up being implemented differently than current expectations in the market place.

In view of an anticipated increase in Cloud-based data centers utilizing virtualization and SDN, the systems are expected to be increasingly based on generic server platforms.  These platforms will all need offload capabilities in order to address the performance challenges realized due to the huge amount of traffic, the high volume of data, the need to encrypt such data, the need to run in virtualized environment, which by itself is a challenge for the server CPU, and the need to include switching within the server for high efficiency SDN. We anticipate that consequently the demand for add-on adapters which address these challenges will grow. Power, heat and space limitations in such environments increase the need for hardware accelerators. Such systems will require essential building blocks in their own generic severs, which can be served by our products.

While we believe that we address the above needs with a comprehensive suite of products, many factors may affect the market acceptance of cloud-based and cloud-focused solutions, and/or the acceptance of add-on products incorporated into such solutions.  Some these factors include the possibility of seeing a reduction in the number of physical servers and appliances required by the providers of cloud based or virtualized solutions, or the evolving of different architecture designs which provide for functionality our products offer without the need for add on adapters.

If significant organization providing Cloud based solutions or other virtualized networks do not perceive the benefits of our cloud-focused and virtualized network based solutions, or if our competitors or new market entrants are able to develop solutions for this segment that do not require add on products such as ours, or offer features that are, or are perceived to be, more effective than ours, this trend of moving towards the cloud but without needing our products for use in such virtualization environments would have a material adverse effect on our business, results of operations and financial condition.

The market for our products is highly competitive and some of our competitors may be better positioned than we are.

The market for our products is highly competitive. We face competition from numerous companies, some of which are more established, benefit from greater market recognition and have greater financial, production and marketing resources than we do. For example, in the server networking industry for which we have developed our Server Adapters, our main competitor is Intel. Recently, Intel has released several versions of 10Gbps bypass cards which can become products which compete with our Server Adapters which feature bypass functionality. There may be other solutions which might also compete with our other products. We cannot guarantee that our present or contemplated products will continue to be distinguishable from those of our competitors or that the marketplace will find our products preferable to those of our competitors. Furthermore, there can be no assurance that competitive pressures will not result in price reductions that could materially adversely affect our business and financial condition and the results of our operations.

We may need to invest significantly in research and development and business development in order to diversify our product offering and enter new markets.

Most of our revenues are generated from the sale of our networking and data infrastructure solution products. The technology industry in which we operate is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. While these changes could lead to a reduction in the demand for our existing products, they could also create an opportunity for us to expand our product offering to our existing customers and to new customers. Accordingly, our future success may depend on our ability to diversify our product offering and enter new markets, which could involve numerous risks, including:

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

We conduct extensive research, development and engineering activities. Our efforts emphasize the development of new products, cost reduction of current products, and the enhancement of existing products, generally in response to rapidly changing customer preferences, technologies and industry standards. We cannot guarantee the continued success of our latest lines of products, which include Multi-Port Ethernet Server Networking Adapters and Bypass Adapters, Smart Adapters, Intelligent bypass switches, and SETAC, nor that they will be continue to be widely accepted by the marketplace or that any of our ongoing development efforts will result in other commercially successful products, that such products will be released in a timely manner or that we will be able to respond effectively to technological changes or new product announcements by others.

Significant growth in markets demanding functionality similar to the functionality offered by certain of our products may cause manufacturers to integrate such characteristics into server motherboards or increase the market share of appliances that already have such functionality in-built, eliminating the need for our add-on products.

A significant portion of our products sold are add-on adapters that are added to existing servers in order to improve their functionality. If demand for improved functionality similar to the functionality of our add-on adapters increases significantly, server manufacturers may begin incorporating such functionality as a part of the basic design of their servers, thereby eliminating the need to achieve such functionality through add-on adapters. Furthermore, the market share of special purpose appliances that already have such functionality built-in may increase, consequently reducing the market share of solutions based on servers with add-on adapters. We cannot assure you that such a trend will not occur in connection with our add-on adapters or any of our other products. Such a trend would have a material adverse effect on our business, results of operations and financial condition.

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

We depend on a small amount of customers for our products. Our top three customers accounted for approximately 50% of our revenues in 2013 (out of which our top customer accounted for approximately 33% of our revenues in 2013). We expect that a small number of customers will continue to account for a significant portion of our revenues for the foreseeable future. Loss or cancellation of business from, significant changes in deliveries to, or decreases in the prices of services sold to, one or more of our key customers has, in the past, significantly reduced our revenues for a reporting period and could, in the future, harm our margins, financial condition and business.

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

Our success, ability to compete, and future revenue growth are dependent and will depend, in part, on our ability to protect our intellectual property. It is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose our technologies and processes. Any of our existing, acquired, or future patents or other rights to our intellectual property may be challenged, invalidated or circumvented. If our intellectual property rights do not adequately protect our technology, our competitors may be able to offer products similar to ours.

In order to establish and protect the technology we use in our products, we primarily rely on a combination of non-disclosure agreements and technical measures, and to a lesser degree on patents. We enter into confidentiality agreements with our employees, key consultants and other third parties with whom we conduct business. In addition, our employees and key consultants involved in the development of our technologies are required to sign non-compete and invention assignment agreements. We also control access to and distribution of our technologies, documentation and other proprietary information. Despite these efforts, internal or external parties may attempt to copy, disclose, obtain or use our products, services or technology without our authorization.

Despite perceived exclusive access to any intellectual property rights obtained via acquisition, and our best efforts during any such acquisition process to secure such rights, internal or external parties may attempt to copy, disclose, obtain or use our products, services or technology without our authorization, or others may assert infringement claims against us with respect to a product of ours which utilizes such acquired intellectual property rights.

We believe that the measures we take afford only limited protection, and accordingly, there can be no assurance that the steps we take will be adequate to prevent misappropriation of our technology or the independent development of similar technologies by others. The process of seeking patent protection may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. In addition, we cannot assure you that other countries in which we market our services and products will protect our intellectual property rights to the same extent as the United States. Effective intellectual property enforcement may be unavailable or limited in some countries.  It may be difficult for us to protect our intellectual property from misuse or infringement by other companies in these countries. Our inability to enforce our intellectual property rights in some countries may harm our business and results of operations. Litigation, which could result in substantial costs to us and diversion of our resources, may also be necessary to enforce our patents or other intellectual property rights.

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

Although we generally use standard parts and components for our products, certain key components used in our products are currently available from only one source, and others are available from a limited number of sources. We believe that we maintain a sufficient inventory of these components to protect against delays in deliveries. However, we cannot guarantee that we will not experience delays in the supply of critical components in the future or that we will have a sufficient inventory of critical components at such time to produce products at full capacity. For example, a key component in many of our cards is manufactured by Intel, one of our competitors. While we have not encountered difficulties in purchasing such components from Intel's distributors, we cannot guarantee that we will continue to be able to purchase such components without delays or at reasonable prices. In the event that we are not able to purchase key components of our products from our limited sources, or are able to purchase these key components only under unreasonable terms, we may need to redesign certain products. We cannot guarantee that we will have adequate resources for such a redesign or that such a redesign will be successful. Such inability to obtain alternative resources or to successfully redesign our products could have a material adverse effect on our business, results of operations and financial condition.

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

Our networking and data infrastructure solution products which are sold by us mainly to OEMs, are characterized by long sales cycles.

We sell our networking and data infrastructure solution products mainly to original equipment manufacturers, or OEMs. The decision making process of our OEM customers includes several time consuming processes, resulting from the critical importance of our products in their systems. They need to define the required configuration of their server system/appliance, derive the need and type of adapters or other add-on products, evaluate our products, intensively test and qualify our products and then (or in parallel) negotiate the terms for a purchase. It may therefore take 12 months or more from the time we first contact a prospective customer before such customer implements our cards in its system constituting what is known as a Design Win. Additionally, once a Design Win for one of our products is secured, our sales of these products typically involve significant capital investment decisions by prospective end customers, as well as a significant amount of time to educate such end customers as to the benefits of systems and appliances that include our products. As a result, before purchasing systems and appliances which include our products (and consequently facilitating sales of our products), companies spend a substantial amount of time performing internal reviews and obtaining capital expenditure approvals, consequently lengthening the period of time required for a Design Win to mature into consistent sales. These long sales cycles make it difficult to predict when and to what extent discussions with potential customers will materialize into sales and could cause our revenue and operating results to fluctuate widely from period to period. In addition, our allocation of significant resources to potential sales opportunities that do not materialize into sales could have a material adverse effect on our business, results of operations and financial condition.

We may make acquisitions or pursue mergers that could disrupt our business and harm our financial condition.

As part of our business strategy, we have sought and may continue to seek to invest in or acquire other businesses, technologies or assets, and we may enter into joint ventures or other strategic relationships with third parties.

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

We cannot be certain that any acquisition or merger will be successful. If the operation of the business of any acquisition or merger disrupts our operations, our business may suffer. In addition, even if we successfully integrate the acquired business with our own, we may not receive the intended benefits of the acquisition.

We may be subject to risks associated with laws, regulations and customer initiatives relating to the environment, conflict minerals or other social responsibility issues, which may force us to incur additional expenses, may make our supply chain more complex and may result in damage to our reputation with customers.

The Dodd-Frank Wall Street Reform and Consumer Protection Act included disclosure requirements regarding the use of "conflict" minerals mined from the Democratic Republic of Congo and adjoining countries (“DRC”) and procedures regarding a manufacturer's efforts to prevent the sourcing of such "conflict" minerals. These requirements will require companies to diligence, disclose and report whether or not such “conflict” minerals originate from the DRC. The implementation of these requirements could adversely affect the sourcing, availability and pricing of minerals such as cassiterite, wolframite, coltan, and gold which are used in the manufacture of certain components used in our products. As a result, this could limit the pool of suppliers who can provide us DRC "conflict free" components and parts, and we may not be able to obtain DRC "conflict free" products or supplies in sufficient quantities for our operations. Also, because our supply chain is complex, we may face reputational challenges with our customers, shareholders and other stakeholders if we are unable to sufficiently verify the origins for the minerals used in our products.  In such event, we may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict mineral free. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products.

Risks Relating to Operations in Israel and Internationally

The tax benefits available to us under Israeli law require us to meet several conditions and apply plan administration rules, and may be terminated or reduced in the future, which would increase our taxes.

Our production facilities have been granted “Benefited Enterprise” status and since and as such, we are entitled to certain tax benefits. To be eligible for these tax benefits, we must meet conditions and apply plan administration rules. If we fail to meet these conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we might already have received. These tax benefits may not be continued in the future at their current levels, or at any level. In recent years, the Israeli government has reduced the benefits available and has indicated that it may further reduce or eliminate some of these benefits in the future. The termination or reduction of these benefits may increase our income tax expense in the future. To the best of our knowledge, to date we have met the conditions for benefits under our “Benefited Enterprise” program in all material respects. There can be no assurance, however, that we will continue to meet such conditions in the future. See Item 10 "Additional Information – Taxation – Law for the Encouragement of Capital Investments, 1959" for more information about our "Benefited Enterprise" status.

The political environment and hostilities in Israel could harm our business.

Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and the Arab countries in the region. This state of hostility has varied in degree and intensity over time. There has also been conflict and unrest between Israel, the Palestinian Authority and certain terrorist groups operating within the Palestinian Authority and Lebanon. In addition, internal conflicts within neighboring counties such as Egypt and Syria also affect Israel, both directly and indirectly. A significant increase in violence began in September 2000 and has continued with varying levels of severity through 2013, such as Israel’s war with the Hizbullah militant group in July and August of 2006. In December 2008 and January 2009 there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel. Similar hostilities accompanied by missiles being fired from the Gaza Strip into Southern Israel, as well at areas more centrally located near Tel Aviv and at areas surrounding Jerusalem, occurred during November 2012. Since February 2011, Egypt has experienced political turbulence and an increase in terrorist activity in the Sinai peninsula, following the resignation of Hosni Mubarak as president. This included protests throughout Egypt, and the appointment of a military regime in his stead, followed by the elections to parliament which brought groups affiliated with the Muslim Brotherhood (which had been previously outlawed by Egypt), and the subsequent overthrow of this elected government by a military regime instead. Such political turbulence and violence may damage peaceful and diplomatic relations between Israel and Egypt, and could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region, including Syria which shares a common border with Israel, and is affecting the political stability of those countries. Since April 2011, internal conflict in Syria has escalated, and evidence indicates that chemical weapons have been used in the region. Intervention may be contemplated by outside parties in order to prevent further chemical weapon use. This instability and any intervention may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries, and may have the potential for additional conflicts in the region. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon. Iran is known to support the government of Syria in its battles against various rebel militia groups in Syria. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Furthermore, several countries still restrict trade with Israeli companies and additional countries may impose such restrictions as a result of changes in the military and/or political conditions in Israel and/or the surrounding countries, which may limit our ability to make sales in, or purchase components from, those countries. Any future armed conflict, political instability, continued violence in the region or restrictions could have a material adverse effect on our business, operating results and financial condition. While such hostilities did not in the past have a material adverse impact on our business, we cannot guarantee that hostilities will not be renewed and have such an effect in the future. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital or obtain components used in our products. Since many of our facilities are located in Israel, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Any insurance coverage we may have may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. Any future armed conflict or political instability in the region would likely negatively affect business conditions and harm our results of operations.

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

The volatility in the securities markets discussed above and its effect on high-technology companies may have a ripple effect on our performance. In the downturn which the markets experienced beginning in 2001, technology companies dealing in communications and computers were severely affected and some were forced to cease operations. We felt the effects of this downturn in 2001 through 2003. We were also affected by the downturn in the economic markets which began in 2008, posing a risk to industries based on technology as well as the overall economy. We can give no assurance that our results will not be affected on a going forward basis by any economic downturns.

General economic conditions may adversely affect the Company’s results.

Uncertainty in global economic conditions, including any disruption in financial and credit markets, pose a risk to the overall economy that could impact demand for our and our customers’ products, as well as our ability to manage commercial relationships with our customers, suppliers and creditors. If the global economic situation worsens, our business could be negatively impacted, including such areas as reduced demand for our products and services, or supplier or customer disruptions, which could reduce our revenues or our ability to collect our accounts receivable and have a material adverse effect on our financial condition and results of operations.

Risks Related to our Ordinary Shares

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

We may experience a decline in our share price and there is no guarantee that our share price will rise at all.

Our share price fell during recent periods of uncertainty in global economic conditions and we expect it to continue to be affected by such uncertainty to the extent that it continues. We cannot assure you that our share price will stabilize, or not decline, in the coming fiscal year.

We may not be able to fulfill our dividend policy in the future.

We have announced a dividend policy for distributing up to 50% of our annual distributable profits as a dividend. Our Board of Directors recently declared a dividend for 2012 which was distributed in April 2013, as well as for 2013 which will be distributed in April 2014. Our ability to distribute dividends in the future may be adversely affected by the risk factors described in this report. As part of the stated dividend policy, the Company's Board of Directors reserves the right to declare additional dividend distributions, to change the rate of dividend distributions (either as a policy or on a one-time basis), to cancel a specific distribution or to cancel the policy as a whole at any time, at its sole discretion. Any dividend will depend on our earnings, capital requirements, financial condition and other business and economic factors affecting us at the time as our board of directors may consider relevant. Our ability to pay cash dividends may be restricted by instruments governing any of our obligations. We are restricted by Israeli law to pay dividends in any fiscal year only out of “profits,” as defined by the Israeli Companies Law, unless otherwise authorized by an Israeli court, and provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations. There is no assurance that we will be able to continue paying dividends or increase our payment of dividends in the future, nor is there any assurance that our Board of Directors will not change our dividend policy in the future. If we are unable to fulfill our stated dividend policy, or pay dividends at levels anticipated by investors in our shares, the market price of our shares may be negatively affected and the value of our shareholders’ investment may be reduced. See “Item 8.A Consolidated Statements and Other Financial Information”, under the caption “8A – Dividend Policy” for additional information regarding the payment of dividends.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded on the Nasdaq Global Select Market and the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets takes place in different currencies (dollars on the Nasdaq Global Select Market and NIS on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

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

Our investment portfolio currently consists of corporate debt securities and government debt securities, which the Company classified at December 31, 2013 as "held-to-maturity". As of December 31, 2013, we hold approximately US$ 39.2 million in corporate debt securities and government debt securities.

Due to possible significant disruptions in the financial and credit markets, the corporate debt securities in our portfolio are subject to a possible increased risk of default due to bankruptcy, lack of liquidity, operational failure or other factors affecting the issuers of those securities.  In addition, securities in our portfolio are subject to other risks, such as credit, liquidity, market and interest rate risks, which may be exacerbated by the recent market disruptions, and which may impair the assets. We may be required to adjust the carrying value of our investment securities due to a default, lack of liquidity or other event, if the event constitutes an impairment which is considered to be other-than-temporary. As of December 31, 2013, we were not required to adjust the carrying value of our investment securities since there were no other-than-temporary impairments.

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

 Our shares have been listed on the NASDAQ Global Select Market since January 2, 2014 under the ticker symbol “SILC”. Prior thereto our shares were listed on the NASDAQ Global Market (previously known as the NASDAQ National Market) under the ticker symbol “SILC” (and previously “SILCF”) from February 11, 2008. Prior thereto, our shares were listed on the NASDAQ Capital Market (previously known as the NASDAQ Small-Cap).  On December 20, 2005, we obtained the approval of the Tel Aviv Stock Exchange, or TASE, for the listing of our shares on TASE. Trading of our shares on TASE commenced on December 27, 2005. Our shares are currently included in the Tel-Aviv 100 index. See Item 9. “The Offer and Listing - Markets and Share Price History”.

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

Principal capital expenditures and divestitures

From January 1, 2013 to December 31, 2013, our capital expenditures totaled approximately $929 thousand (compared to $807 thousand during 2012 and $566 thousand during 2011), of which approximately $788 thousand (compared to $655 thousand during 2012 and $460 thousand during 2011) can be attributed to machinery and equipment, and approximately $141 thousand (compared to $152 thousand during 2012 and $104 thousand during 2011) can be attributed to office furniture and equipment and leasehold improvements.

B.           Business Overview

We are currently engaged in the design, manufacture, marketing and support of high performance networking and data infrastructure solutions for a broad range of servers, server based systems and communications devices. Our products are sold to OEM customers who offer networking appliances, servers and storage devices. As the market moves to utilize applications within virtualization based Cloud Data Centers, our products are now offered in this market segment as well.

Products

Our products are comprised of:

(i)	High-end server network interface cards with and without bypass (Server Adapters);
(ii)	Intelligent and programmable cards, with features such as encryption, acceleration, data compression, redirection, time stamping and/or other offload features (Smart Adapters);
(iii)	Stand-alone Bypass Switches (mostly Intelligent bypass switches); and
(iv)
The patented SETAC (Server To Appliance Converter) product family, a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and easy port modularity.

Server Adapters

We have developed a line of products for the server networking industry which facilitates interaction between servers and switches, allowing them to communicate with each other through a larger number of ports and with higher performance than their original manufacturer designed capabilities. Our designs have resulted in powerful products that allow server-based systems to fully exploit the high speed potential of 1/10 Gigabit Ethernet. The products have either one, two, four, six or eight ports, which plug into the servers which need to have such capabilities.

Following demands from customers and potential customers, we also designed some of these same server adapter products with a bypass feature. Intended for mission-critical environments, Silicom’s 1/10 Gigabit Ethernet Bypass Networking Cards feature innovative bypass circuitry to maintain continuity of network connectivity in the event of an appliance failure. Upon the occurrence of an appliance failure, the card’s bypass mechanism automatically reroutes traffic to bypass faulty components, enabling customers to have reliable and always available network accessibility. As with all of Silicom’s 1/10 Multiport Gigabit Ethernet Networking Cards, the Bypass Cards also improve server throughput and performance during normal operations by introducing more ports and better throughput while reducing network congestion, simplifying network management, and minimizing CPU utilization.

Smart Adapters

Our Smart Adapter products include server adapters such as: (a) redirector cards, (b) encryption and data compression hardware acceleration cards, (c) time stamping cards (d) Network processor acceleration cards and (e) VHIO – a product off-loading virtualization switching from the CPU.

Our redirector cards improve performance by; (a) enabling traffic filtering in order to reduce the amount of traffic received by the server, limiting it to only essential traffic for the server CPU, and consequently improving server performance; and, (b) load-balancing between external servers and/or CPUs and/or CPU cores  increasing the efficiency of the server.

Our product line of high-performance encryption cards is designed to improve the throughput of internet security appliances and other networking appliances. The products improve the performance of networking appliances by independently executing encryption tasks, thereby accelerating the encryption process and freeing the CPUs of such appliances for other activities. In 2013 we announced the launch of a new high-performance PCI Express Server encryption and compression card family based on the Intel® Communications Chipset 89xx series. This new product line can off-load not only encryption functionality, but compression functionality as well. The market need for compression off-load was previously limited to some content delivery and WAN optimization networking appliances; however, such compression off-load is now becoming more and more important in the storage market especially within the Big-Data area, which is the market segment that is the primary target of this functionality.

Our 1G/10G Nano-Second Time-Stamping  adapters, which are based on patent-pending technology with an innovative concept, combine Intel’s networking silicon and our proprietary time-stamping FPGA (field programmable gate array), working at wire speed to time-imprint packets at high resolutions and accuracy. Our time-stamping solution’s unique architecture enables it to perform with a broad range of advantages, including the full feature-set of Intel’s networking silicon, much lower power consumption and much higher fan-less reliability. These features also allow such adapters to be very price competitive.

Our 10 Gigabit Ethernet PCI-E Network processor based Smart adapter is targeted for server acceleration by providing a packet processing platform which can be used to off-load packet processing applications from the main CPU onto a processor card, and consequently freeing CPU cycles for the main application and improving server performance.

In 2013, we acquired the intellectual property related to a Virtualization Off-Load Engine, which is based on technology for which we subsequently filed a provisional patent application. The Virtualization Off-Load Engine resolves a major performance bottleneck in today’s virtualization-based data centers: the reduced server I/O performance deriving from the need of CPUs in virtualized environments to handle both networking and switching transactions between each VM individually and between each VM and the physical world. The Virtualization Off-Load Engine is able to off-load these CPU tasks onto a separate intelligent add-on card, thereby freeing up server cycles and improving the server’s Networking and Storage I/O.

Intelligent Bypass Switches

We developed stand-alone bypass solutions which allow the use of our solutions even where the networking component of the solution is already present.  We market stand-alone bypass units for; (a) entry level bypass switch 1/10Gbps, directed at power failure bypass; and, (b) high end 1G/10G/40G/100Gbps intelligent bypass switch with self generating heartbeat and versatile monitoring and control options.

Server To Appliance Converter ("SETAC")

Our SETAC products convert standard servers to network appliances. The SETAC product line includes SETAC converters (comprised of PCI-Express G2 and G3 adapters, cables and Silicom’s backplane), which interface with Silicom’s front loading I/O Express Modules adapters. SETAC products are installed by a simple process of placing Silicom’s I/O Express Modules adapters into a server’s hard drive slots. This combination enables standard servers to be configured as network appliances with server-grade reliability, front-end access, field replaceable architecture and a stable technology environment, thus creating a complete network appliance platform solution that provides us with a competitive edge. To the best of our knowledge we are currently the only company offering such a unique solution in the hardware networking appliance industry.

We cannot assure that any of our products will be commercially successful, that our development efforts will result in commercially successful products, that such products will be released in a timely manner or that we will be able to respond effectively to technological changes or new product announcements by our competitors.

We cannot assure you that revenue generated from our current suite of products and solutions will reach or exceed historical levels in any future period. A decrease in the price of, or demand for, any of these products or solutions, or a significant increase in our costs of manufacturing could have a material adverse effect on our business, results of operations and financial condition.

Principal Markets

The principal markets in which we compete are set forth more particularly in, and are incorporated by reference to Note 10 to the consolidated financial statements set forth in Item 18 of this annual report. In 2011, 2012, and 2013 approximately 75%, 69% and 76% respectively, were in North America, 13%, 15% and 13% respectively, of our sales were in Europe, and 12%, 16% and 11% respectively, were in other countries. Our main business is not seasonal, and we believe that there are sufficient sources and raw materials available to sustain it.

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

Although we generally use standard parts and components for our products, certain key components used in our products are currently available from only one source, and others are available from a limited number of sources. Components currently available from one source include proprietary Gigabit Ethernet chipsets and other components, including other semiconductor devices and transformers, as well as plastic and metal product housings. We believe that we maintain a sufficient inventory of these components to protect against delays in deliveries. The Dodd-Frank Wall Street Reform and Consumer Protection Act included disclosure requirements regarding the use of "conflict" minerals mined from the Democratic Republic of Congo and adjoining countries (“DRC”) and procedures regarding a manufacturer's efforts to prevent the sourcing of such "conflict" minerals. These requirements will require companies to diligence, disclose and report whether or not such “conflict” minerals originate from the DRC. This implementation of these requirements could adversely affect the sourcing, availability and pricing of minerals such as cassiterite, wolframite, coltan, and gold which are used in the manufacture of certain components used in our products, as well as affect the companies we use to manufacture components of our products. As a result, this could limit the pool of suppliers who can provide us DRC "conflict free" components and parts, and we may not be able to obtain DRC "conflict free" products or supplies in sufficient quantities for our operations. In circumstances where conflict minerals in our products are found to be sourced from the Democratic Republic of the Congo or surrounding countries, we may take actions to change materials or designs to reduce the possibility that our purchase of conflict minerals may fund armed groups in the region. These actions could add engineering and other costs to the manufacture of our products, and we may not be able to obtain "conflict free" products or supplies in sufficient quantities for our operations. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products. Also, because our supply chain is complex, we may face reputational challenges with our customers, shareholders and other stakeholders if we are unable to sufficiently verify the origins for the minerals used in our products. In such event, we may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict mineral free. There can be no assurance that we will not experience delays in the supply of critical components in the future or that we will have a sufficient inventory of critical components at such time to produce products at full capacity. If we do experience such delays and there is an insufficient inventory of critical components at that time, our operations and financial results would be adversely affected.

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

Marketing Channels

The principal market segments for our products are:

(i)	Network appliances, including WAN optimization, internet security, application delivery, Traffic Management and network monitoring;

(ii)	Servers;
(iii)	Data storage including Big Data; and
(iv)	The “Cloud” (virtualized data centers with and without SDN).

Our business model for our line of products is called the Design Win Model. The following are the main aspects of this model:

•	We approach a potential customer or are approached by such customer.

•	If the customer shows interest in the products and we believe that achievement of a business relationship with the customer is possible, we ship products for such customer’s evaluation.

•	During the evaluation process the customer receives a few units of the relevant product for initial basic testing. If the evaluation process is successful, we ship products for qualification.

•	During the qualification process the customer receives a larger amount of our products for more specific testing, which may include certain adaptations of our products to its specific needs.

•	If the qualification process is successful, we enter into negotiations regarding the terms of a business relationship.

•	In some cases, typically with the larger customers, the evaluation and qualification process may take 12 months or more.

Once all phases mentioned above are concluded, the customer will purchase products from us in order to incorporate such products within its server based systems, and then sell such systems with our cards embedded in them. The sale of our products within such systems is the objective of our Design Win Model. In most cases once we secure a Design Win our customer will continue to buy our cards for as long as it continues to sell its server based system.

Over the last few years, our sales and marketing has been carried out through a network of strategic relationships with leading original equipment manufacturers which sell our products, generally as a part of their systems and sometimes under their own private labels. Our current original equipment manufacturer customers are mostly active in the WAN optimization market, Internet Security market Application Delivery market, Traffic management market, Network Monitoring market, data storage market, general servers market and other server based applications. Our customers sell their products, to the Governments, Enterprise (head quarter and branch) and to Data Centers (regular and virtualized, including to the Cloud). They are referred to in this report as OEMs, or OEM customers. Our strategy of carrying out strategic relationships with OEM customers continues to be the strategy under which we operate. We believe that these relationships enable us to take advantage of the superior financial resources and market presence of these companies to increase our sales and establish, maintain and strengthen our position and reputation in the market. In addition, we believe that relationships with OEMs improve access to new technologies developed by such OEMs, thereby ensuring smooth integration of our products and technology with those of the OEMs. In furtherance of this strategy, during the last few years we entered into strategic arrangements with OEMs and continued securing successful Design Wins with OEMs who purchase our products. Revenues from sales of our products to OEM customers in 2013 constituted approximately 99% of our revenues. We expect the percentage of our revenues that is derived from sales to OEM customers to continue at similar percentage levels, though we believe that within our group of OEM customers we will gradually increase the proportion of our sales to Cloud/Virtualized data Center/SDN customers.  This is due to the fact that; (a) the market is moving towards running applications in the Cloud; and, (b) Cloud and web 2.0 companies are typically either using standard servers or design their own “white boxes” into both of which we offer our solutions. While there are no assurances that such solutions will be accepted by such Cloud and Web 2.0 players, we believe that this trend represents significant potential for us.

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

Patents and Licenses

Our success and ability to compete are dependent to a significant degree on our technology. In order to establish and protect the technology we develop and/or acquire to use in our products, we primarily rely on a combination of non-disclosure agreements and technical measures, and to a lesser degree on patent. These measures afford only limited protection, and accordingly, there can be no assurance that the steps we take will be adequate to prevent misappropriation of our technology or the independent development of similar technologies by others. Despite our efforts to protect our technology, unauthorized parties may attempt to copy aspects of our products and develop similar hardware or software or to obtain and use information that we regard as proprietary. In addition, there can be no assurance that one or more parties will not assert infringement claims against us. The cost of responding to claims could be significant, regardless of whether the claims are valid. We cannot assure that the scope of any issued patent will adequately protect our intellectual property rights, or that patents will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage.

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

During 2012-2013, we developed a Nano-Second Time-Stamping NIC. The NIC combines Intel’s networking silicon and the Company’s time-stamping FPGA (field programmable gate array), working at wire speed to time-imprint packets.  On February 14, 2013, we filed a patent application in the United States, the "Network Adapter with High Performance In-Line Timestamp", to protect our proprietary information with respect to Ethernet-managed network interface cards.

On September 16, 2013, we acquired all of the intellectual property related to the unique Virtualization Off-Load Engine developed during the last two years by Net Perform Technology, Ltd., a privately held company registered in Hong Kong, China. The Virtualization Off-Load Engine is able to off-load CPU tasks onto a separate intelligent add-on card, thereby freeing up server cycles and improving the server’s Networking and Storage I/O. Though the acquisition, we secured exclusive access to this important technology, which we anticipate will provide us with a significant competitive advantage. We intend to continue developing and improving upon this technology. On March 4, 2014, we filed a provisional patent application (61/947,436) in the USPTO with respect to a software-defined virtual hardware device based on the Virtualization Off-Load Engine developed by Net Perform Technology, Ltd. Despite perceived exclusive access to this product, and our best efforts during the acquisition process to secure same, internal or external parties may attempt to copy, disclose, obtain or use our products, services or technology without our authorization, or may assert a claim of  infringement regarding the product.

For additional information regarding the risks to the Company with respect to patents and other intellectual property rights see the risk factor entitled “We may not be able to protect our intellectual proprietary rights” under Item 3.D  - “Risk Factors”.

Competition

The networking and data infrastructure solutions industry is highly competitive. We face competition from numerous companies, some of which are more established, benefit from greater market recognition and have greater financial, production and marketing resources than we do. We cannot guarantee that our present or any contemplated products will continue to be distinguishable from those of our competitors or that the marketplace will find our products preferable to those of our competitors. Furthermore, there can be no assurance that competitive pressures will not result in price reductions that could materially adversely affect our business and financial condition and the results of our operations.

We believe that our expanded feature set coupled with the general wide spectrum of solutions we offer gives us a competitive edge. To the best of our knowledge we are currently the only company offering such a comprehensive range of server enhancement products.

With respect to Server Adapters, our main competitor is Intel. In the bypass cards segment of our Server Adapter product line, our competition is not as significant. To the best of our knowledge, our only significant competitors in this industry are Interface Masters, Portwell/Casewell, Lanner and Adlink. Recently, Intel has released several versions of 10Gbps bypass cards which can become products which compete with our bypass card products. There may be other local solutions which might also compete with our products. Although the situation may change in the future, we believe that our competition in the bypass card market is less significant than our competition in the non-bypass card market.

In the Smart Adapters product segment, our competition is fragmented, and differs with respect to the specific solution being offered by us. In this segment Cavium, Tilera, Netronome, Napatech, Endace (now a part of Emulex), Solarflare and Myricom (recently acquired by CSP) compete with certain of our Smart Adapters.  In the encryption products segment of our Smart Adapters, our main competitor is Cavium. In the compression segment, our main competitors are Cavium and Exar.

In the Intelligent Bypass Switches segment (in which solutions are offered in the form of an external box instead of an embedded card), to the best of our knowledge our main competitor is Net Optics (recently acquired by IXIA), Gigamon, and Interface Masters.

To the best of our knowledge, there is no direct competition to our unique SETAC products. As network appliances may be built based on either standard servers or special hardware appliances, our SETAC products improve and enhance the competitive positioning of standard servers in the network appliance industry compared to the special hardware appliances alternative. We believe that the products offered by suppliers of special hardware appliances such as Portwell/Casewell, Nexcom, Lanner and Advantech do not provide the advantages of the SETAC solution and therefore constitute only non-direct competition.

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

In addition, we receive certain tax benefits and reduced tax rates from the Israeli government due to our status as a “Benefited Enterprise” under the Law for the Encouragement of Capital Investments-1959, as amended. See “Item 10. Additional Information – Taxation”. The entitlement to these benefits is conditional upon our fulfillment of the conditions stipulated by the law, regulations promulgated thereunder and the instruments of approval for the specific investments. In the event of failure to comply with these conditions, the benefits could be canceled and we would be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences and interest.

C.           Organizational Structure

We have one wholly owned subsidiary, which is incorporated in the United States, under the name Silicom Connectivity Solutions, Inc. Two of our founders, Messrs. Yehuda and Zohar Zisapel, are also founders of, and in certain instances still directors and/or material shareholders of some of the corporations within the “Rad Group”. See Item 7. “Major Shareholders and Related Party Transactions" for additional information on our relationships with members of this group of companies.

D.           Property, Plant and Equipment

We do not own any real property, but we lease property at three locations. Our executive offices and research and development facilities are located in Kfar Sava, Israel. In November 2007, we renewed the term of the lease for our Kfar Sava offices until December 31, 2008, and have been extending such lease each year. During 2013 we extended the lease further for an additional year until December 31, 2014. The facility is approximately 1,050 square meters in size, and we currently pay monthly rent of approximately $16,000.

We have conducted our manufacturing in Yokneam, Israel since 2000, and in January 2009, we moved to a new facility in Yokneam, and entered into a lease for a period of two years, ending in December 31, 2010, with an option to renew the terms for an additional period of three years. On December 31, 2010 we renewed the lease for such additional period, until December 31, 2013, when the lease expired. This facility was approximately 913 square meters in size plus additional warehouse areas of approximately 456 square meters in size, and the monthly rent payments during 2013 were approximately $18,000. We elected not to exercise our option to renew the above lease which was terminated in accordance with its terms. In light of our needs for additional manufacturing space, our management decided to move our manufacturing facility to a larger facility located nearby in Yokneam, Israel. In January 2014, we moved to the new facility, which we lease pursuant to a sub-lease for a period of three years, ending in December 31, 2016, with an option to renew the term for an additional period of three years. This facility is approximately 2,400 square meters in size plus additional warehouse areas of approximately 250 meters in size and the monthly payments (which include rental payments, as well as fees for various management and upkeep services) are approximately $47,000.

As of February 2004, we sub-lease office space in Paramus, New Jersey, from our affiliate. On January 1, 2014, we extended the sub-lease for this space for an additional one-year period until December 31, 2014. Currently, the monthly rent payments for this space are approximately $2,000. See “Item 7 – Major Shareholders and Related Party Transactions.”

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

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

Silicom was incorporated in Israel and commenced operations in 1987. We have traditionally been engaged in the design, manufacture, marketing and support of connectivity solutions for computers. We are currently engaged in the design, manufacture, marketing and support of high performance networking and data infrastructure solutions for a broad range of servers, server based systems and communications devices. Our products are sold to OEM customers who offer networking appliances, servers and storage devices. As the market moves to utilize applications within virtualization based Cloud Data Centers, our products are now offered in this market segment as well. In 2011, 2012 and 2013 we recorded sales from all of our networking and data infrastructure solutions of approximately $39.6 million, $48.7 million, and $73.3 million, respectively. We primarily sell our products through original equipment manufacturers and, to a lesser extent, through independent distributors (on a non-exclusive basis).

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

•
Allowance for doubtful accounts - Trade receivables are recorded less the related allowance for doubtful accounts receivable. We consider accounts receivable to be doubtful when it is probable that we will be unable to collect all amounts, taking into account current information and events regarding our customers' ability to repay their obligations. The balance sheet allowance for doubtful debts is determined as a specific amount for those accounts the collection of which is uncertain. We perform our estimates regarding potential doubtful debts based on payment history and correspondence with our customers, and based on new information we receive about the customers’ financial situation. As of December 31, 2013, the allowance for doubtful debts was $20 thousand.

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

Deferred tax assets and liabilities are classified as current or non-current items in accordance with the nature of the assets or liabilities to which they relate. When there are no underlying assets or liabilities the deferred tax assets and liabilities are classified in accordance with the period of expected reversal. Income tax expenses represent the tax payable for the period and the changes during the period in deferred tax assets and liabilities. As of December 31, 2013, the deferred tax assets were $713 thousand. In 2011, all of the valuation allowance referred to loss carry-forward related to Silicom Connectivity Solutions, Inc. In 2012 Silicom Connectivity Solutions, Inc. utilized all of its loss carry-forward and therefore all related deferred tax assets and valuation allowance were derecognized.

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

As of January 1, 2013 and for the twelve months ended December 31, 2013, we did not have any unrecognized tax benefits. In addition, we do not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

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

Year Ended December 31,
	2011	2012	2013
Sales	100%	100%	100%
Cost of sales	56.6	59.2	59.8
Gross profit	43.4	40.8	40.2
Research and development costs	10.5	9.0	7.5
Selling and marketing expenses	6.7	6.3	5.2
General and administrative expenses	4.8	4.9	3.5
Operating Income	21.4	20.6	24.0
Financial income, net	1.1	1.5	0.5
Income before income taxes	22.5	22.1	24.5
Income tax expenses	1.7	1.8	1.2
Net Income	20.8	20.3	23.3

Sales in 2013 increased by 50.4% to 73,298 thousand compared to $48,729 thousand in 2012. The increase in sales is mostly attributed to the following factors: many existing customers continued increasing their ongoing orders; some of our larger customers continued integrating additional Silicom products into their product lines; and, we continued expanding our customer base. The increase in sales is also affected, among other factors, by the growing interest of the market in our new product lines.

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

Gross profit in 2013 was $29,433 thousand compared to $19,880 thousand in 2012. Gross profit as a percentage of sales in 2013 was 40.2%, compared to 40.8% in 2012. Our gross profit is largely dependent on the mix of products we sell during a specific year. The lower gross profit percentage in 2013 compared to 2012 was primarily a result of changes to the mix of products we sold in 2013. Gross profit is also affected, among other factors, by write-downs of inventory made with respect to any obsolete or slow moving inventory we can no longer use. The inventory write-downs as a percentage of sales in 2013 increased to 2.6%, compared to 1.8% in 2012.

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

Research and development costs in 2013 increased by 24.2% to $5,465 thousand compared to $4,401 thousand in 2012. This increase was mainly attributed to our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies, which contributed approximately $722 thousand to such increase, and to a relative weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our research and development expenses are incurred in New Israeli Shekels), which contributed approximately $342 thousand to such increase.

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

Selling and marketing expenses in 2013 increased by 23.9% to $3,818 thousand compared to $3,081 thousand in 2012. This increase was mainly attributed to our continued investment in the promotion of our server networking products, which contributed approximately $602 thousand to such increase, and to a relative weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our selling and marketing expenses are incurred in New Israeli Shekels), which contributed approximately $135 thousand to such increase.

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

General and administrative expenses in 2013 increased by 8.6% to $2,572 thousand compared to $2,369 thousand in 2012. This increase was mainly attributed to the growth in our activity as demonstrated by the increase in our sales which amounted to 50.4%, which contributed approximately $55 thousand to such increase, and to a relative weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels), which contributed approximately $148 thousand to such increase.

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

Financial income, net in 2013 decreased by 46.3% to $404 thousand compared to $752 thousand in 2012. The decrease was primarily caused by the relative weakening of the US dollar against the New Israeli Shekel (a significant portion of our balance sheet assets and obligations are denominated in New Israeli Shekels), which created a net financial expense in US dollars from exchange rate differences, the decrease in yields from investments in marketable securities, and the decrease in funds available for investment.

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

In 2013 we recorded current income tax expenses of $1,428 thousand and deferred income tax benefit of $552 thousand compared to current income tax expenses of $900 thousand and deferred income tax expenses of $22 thousand in 2012. In addition, in 2013 we recorded income tax expenses relating to prior years of $29 thousand, and in 2012 we recorded income tax benefit relating to former years (tax returns) of $12 thousand.

In 2012 we recorded current income tax expenses of $900 thousand and deferred income tax expenses of $22 thousand compared to current income tax expenses of $619 thousand and deferred income tax expenses of $86 thousand in 2011. In addition, in 2012 we recorded income tax benefit relating to prior years (tax returns) of $12 thousand, and in 2011 we recorded income tax benefit relating to former years (tax returns) of $38 thousand.

In 2013 we recorded net income of $17,077 thousand compared to net income of $9,871 thousand in 2012, a 73.0% increase. This increase was mainly due to higher sales in 2013.

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

B.           Liquidity and Capital Resources

As of December 31, 2013, we had working capital of $65,298 thousand and our current ratio (current assets to current liabilities) was 6.47. Cash and cash equivalents as of December 31, 2013 decreased by $309 thousand to $12,997 thousand, compared to $13,306 thousand as of December 31, 2012. Short-term bank deposits increased by $473 thousand to $3,000 thousand, compared to $2,527 thousand as of December 31, 2012. Short-term marketable securities increased by $2,288 thousand to $14,871 thousand and long-term marketable securities decreased by $4,099 thousand to $24,370 thousand. The net decrease of $1,647 thousand in these four balance sheet items in 2013 was mainly due to the dividend distribution in the amount of $3.9m, which was only partially offset by proceeds received from the exercise of options and by net cash provided by operating activities in 2013.

Trade receivables increased to $14,866 thousand as of December 31, 2013, compared to $12,391 thousand as of December 31, 2012, mainly due to the increase in sales in the fourth quarter of 2013, as compared to sales in the fourth quarter of 2012. Other receivables increased to $2,460 thousand as of December 31, 2013, compared to $2,234 thousand as of December 31, 2012.

Trade payables decreased to $6,814 thousand as of December 31, 2013, compared to $7,875 thousand as of December 31, 2012.

Other payables and accrued liabilities increased to $5,134 thousand as of December 31, 2013, compared to $3,914 thousand as of December 31, 2012.

Cash provided by operating activities in 2013 amounted to $2,129 thousand compared to $8,889 thousand in 2012. The cash provided by operating activities in 2013 was the result of our positive operating income.

Inventories increased to $28,778 thousand as of December 31, 2013, compared to $14,795 thousand as of December 31, 2012, mainly due to the fact that as our sales grow and customers demand receipt of products within a number of weeks following the issuance of purchase orders, we are required to be ready to deliver our products in accordance with our customers’ expectations.

Capital expenditures on property and equipment for the year ended at December 31, 2013 were $929 thousand, compared to $807 thousand as of December 31, 2012.

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

On September 16, 2013, we acquired all of the intellectual property related to the unique Virtualization Off-Load Engine developed during the last two years by Net Perform Technology, Ltd., a privately held company registered in Hong Kong, China. The Virtualization Off-Load Engine is able to off-load CPU tasks onto a separate intelligent add-on card, thereby freeing up server cycles and improving the server’s Networking and Storage I/O. Though the acquisition, we secured exclusive access to this important technology, and we intend to continue developing and improving upon this technology. On March 4, 2014, we filed a provisional patent application (61/947,436) in the USPTO with respect to a software-defined virtual hardware device based on the Virtualization Off-Load Engine developed by Net Perform Technology, Ltd. Despite perceived exclusive access to this product, and our best efforts during the acquisition process to secure same, internal or external parties may attempt to copy, disclose, obtain or use our products, services or technology without our authorization, or assert a claim of infringement regarding the product.

For additional information regarding the risks to the Company with respect to patents and other intellectual property rights see the risk factor entitled “We may not be able to protect our intellectual proprietary rights” under Item 3.D  - “Risk Factors”.

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. In each of the three fiscal years from 1999 to 2001, we received grants from the OCS for the development of systems and products. We have received from the OCS up to 30% of certain research and development expenditures for particular projects. Under the terms of Israeli Government participation, a royalty of 2% or up to 5% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when a dollar-linked amount equal to 100% of such grants without interest, for projects approved prior to December 2000, and plus interest at LIBOR, for amounts received after that date, is repaid. The terms of Israeli Government participation also place restrictions on the location of the manufacturing of products developed with government grants, which, in general, must be performed in Israel, and on the transfer to third parties of technologies developed through projects in which the government participates. See “Item 10. Additional Information - Taxation”. We received approximately 20% of certain research and development expenditures for a particular project in 2003 and approximately 30% of such expenditures for a particular project in 2004. We did not have any new grant programs with the OCS from 2005 to 2013. In August 2005, we received approval for a $54 thousand dollar grant from the Korea-Israel Industrial Research and Development Foundation, or Koril-RDF, in connection with the joint development of a certain product with a Korean company. Under the terms of this grant we are required to repay the amounts received at a rate of 2.5% per year of our gross sales of the product developed with the grant in each such year, until 100% of the grant (and any other sums received from Koril-RDF) are repaid. The annual payment for every year following the first sale of the product will not exceed certain percentages of the amounts received from Koril-RDF. As of January 2006 and to date, our research and development activities have been sponsored and funded by us, and we did not participate in any new encouragement programs or received any additional grants from the OCS or Koril-RDF.

 We expect that we will continue to commit resources to research and development in the future. As of February 28, 2014, we had 42 employees engaged primarily in research and development activities. In 2011, 2012 and 2013, our research and development expenses were $4,165, $4,401 and $5,465 respectively, constituting approximately 10.5%, 9.0% and 7.5% respectively, of our sales. For additional information concerning commitments to pay royalties on sales of products developed from projects funded by the OCS, see Note 8A to our financial statements included elsewhere in this annual report and see “Item 10. Additional Information - Taxation.”

D.           Trend Information

In today’s network-based environment, there is a growing demand for server-based systems. We believe that the markets for such systems are continuously growing. Exploding data and internet traffic increase the need for connectivity and bandwidth, which results in the increased need of networking throughput, connectivity, compute power and storage. Such growing demand was the basis for the emerging technologies of virtualization, cloud and SDN, all of which are targeting the implementation of a more effective model for all the above mentioned tasks.

In view of such an anticipated increase in Cloud-based data centers utilizing virtualization and SDN, the systems are expected to be increasingly based on generic server platforms.  These platforms will all need offload capabilities in order to address the performance challenges realized due to the huge amount of traffic, the high volume of data, the need to encrypt such data, the need to run in virtualized environment, which by itself is a challenge for the server CPU, and the need to include switching within the server for high efficiency SDN. We anticipate that consequently the demand for add-on adapters which address these challenges will grow. Power, heat and space limitations in such environments increase the need for hardware accelerators. Such systems will require essential building blocks in their own generic severs, which can be served by our products.

We address the above needs with a comprehensive suite of cards that integrate encryption and compression functionality, with the Virtualization Off-Load Engine which is able to off-load these CPU tasks onto a separate intelligent add-on card thereby freeing up server cycles and improving the server’s Networking and Storage I/O, with our generic off-loading platforms based on network processors and with our redirector cards which deal with load balancing between servers/CPUs/CPU cores and perform traffic filtering to  increase the efficiency of the server.We believe that our Server Adapters (with and without bypass), Smart Adapters, Intelligent Bypass Switches, and SETAC products will all continue to be key driver of our growth in the coming years. A distinct advantage of these products is that the demand in the server based industry has been continuously growing, especially as our products are suited to the growth in Big Data and the Cloud (including SDN).

The sales cycles in the markets for our products are long, and continuing to achieve Design Wins according to the process described above and obtaining new customers is time consuming.  However, each Design Win we have achieved and do achieve may represent an opportunity for sustained, long-term revenues once we establish a relationship with a customer.

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

An amendment in 2011 to the Israeli Securities Law, 5728-1968 (the "Israeli Securities Law"), and a corresponding amendment to the Companies Law, authorized the Israeli Securities Authority to impose administrative sanctions against companies like Silicom Ltd. and their office holders for certain violations of the Israeli Securities Law or the Companies Law. These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The Israeli Securities Law and to the Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and certain compensation payable to injured parties for damages suffered by them are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association, and receive the requisite corporate approvals.  In January 2012 each of our Audit Committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers serving in such capacities from time to time so as to reflect this amendment, and at the Annual General Meeting of the Shareholders held on April 11, 2012 our shareholders approved these amendments to the Articles of Association and a revised form of Indemnification Agreement for directors serving in such capacity from time to time.

As per the recently enacted Amendment 20 to the Companies Law, it was decided on July 31, 2013, at the Extraordinary General Meeting of the Shareholders to adopt the Executive Compensation Policy of the Company, which was recommended by our Compensation Committee and approved by our Board of Directors.  The Executive Compensation Policy included the above referenced form of Indemnification Agreement to be entered into by the Company with our directors and officers serving in such capacities from time to time. The Executive Compensation Policy also noted that going forward, any change to the Indemnification Agreement, including any changes which materially depart from the key terms of the current agreement (provided that such changes apply equally to all executives of the Company, including directors) will be submitted to the Company’s Compensation Committee and the Board of Directors for their approval but shall not, unless required by law or the Company’s Articles of Association, be presented at a General Meeting of the shareholders.

We are not party to any other material off-balance sheet arrangements or contingent obligations.

F.           Tabular disclosure of contractual obligations

The following table shows our outstanding contractual obligations by category and by payments due as of December 31, 2013:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Leases	2,069,000	944,000	1,125,000
Purchase Obligations	11,944,000	11,944,000
Total	14,013,000	12,888,000	1,125,000

Our total outstanding contingencies in respect of royalty-bearing participations received or accrued, net of royalties paid or accrued before interest, amounted to approximately $2,960 thousand as of December 31, 2013, of which $2,782 thousand are attributable to sales of our legacy products and $178 thousand are attributable to sales of a certain discontinued product.

Other Long-Term Liabilities Reflected on the Company's Balance Sheet:

The liability for employees’ severance benefits amounted to approximately $2,618 thousand as of December 31, 2013.

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

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table and notes thereto set forth information regarding our directors and senior management as of February 28, 2014.

Name	Age	Position with Company
Avi Eizenman	56	Active Chairman of the Board
Shaike Orbach	62	President, Chief Executive Officer, Director
Zohar Zisapel	65	Director
Einat Domb-Har	46	External Director during part of 2013 (final three year term ended as of July 1, 2013)
Ayelet Aya Hayak	44	External Director commencing as of July 1, 2013
Ilan Erez	46	External Director
Eran Gilad	46	Chief Financial Officer

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

Shaike Orbach has been our President and Chief Executive Officer since April 2001. In December 2001, Mr. Orbach was named a Director, replacing Zohar Zisapel, who resigned from the Board of Directors. Prior to that, for a period of four and a half years, Mr. Orbach was President and CEO of Opgal Ltd., a high-tech subsidiary of Israel’s Rafael and El-Op corporations. Previously, he was General Manager of Edusoft, an Israeli company the shares of which were traded on the NASDAQ National Market (now, the NASDAQ Global Market), and Managing Director of Tecsys Ltd. He holds a B.Sc degree in Mechanical Engineering from the Technion.

Zohar Zisapel is a co-founder of the Company. He served as a Director from the Company's inception and until 2001.  In September 2010, he was elected again as Director in the Company. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., of which he served as CEO from January 1982 until January 1998 and has served as chairman from 1998 until 2013.  Mr. Zisapel serves as chairman of two other public companies – Ceragon Networks Ltd. (Ticker Symbol CRNT) and RADCOM Ltd. (Ticker Symbol RDCM) – and as chairman or director of several private companies. The Company has certain dealings with members of the Rad Group (see “Item 7. Major Shareholders and Related Party Transactions” below). Since July 2008, Mr. Zisapel has been a director of Amdocs Limited (Ticker Symbol DOX).  Mr. Zisapel received a B.Sc. and a M.Sc. in electrical engineering from the Technion, Israel Institute of Technology, and an M.B.A. from Tel Aviv University.

Einat Domb-Har has served as Chief Financial Officer of OneCall Contact Centers Ltd., a company providing Local Lead Generation Network to drive quality phone leads to local businesses since January 2011. From 2006 to 2010 Ms. Domb-Har served as Chief Financial Officer of Olista Ltd., a company providing unique solutions for the cellular industry. From 2004 to 2006 Ms. Domb-Har served as the Chief Financial Officer of Stage One Venture Capital, which focuses on seed investment in the telecom industry. From 2000 to 2004 Ms. Domb-Har served as a controller of Pitango Venture Capital, Israel’s largest pool of four venture capital funds. From 1994 to 1999 Ms. Domb-Har served as a senior manager at Kost, Forer and Gabbay, CPA, a member of Ernst & Young International. Ms. Domb-Har is an Israeli Certified Public Accountant and holds a BA in Economics and Accounting from Tel Aviv University. She also holds an M.B.A. from the Israeli extension of Bradford University. Her third and final three-year term as an external director of the Company ended on July 1, 2013.

Ayelet Aya Hayak was elected by the shareholders as an external director for an initial three-year term commencing July 1, 2013. Ms. Hayak serves as a director in several public companies, among which are New Horizon Group Ltd., One Software Technologies (O.S.T.) Ltd., MYDAS Fund Investments Ltd., Danel (Adir Yehushua) Ltd., B.S.R. Projects Ltd., Financitech Ltd., and M.I. Holdings Ltd. Additionally, Ms. Hayak also serves as the chairman of the board of directors of S.D.S (Star Defense Systems) Ltd. Between 2009 and 2011 Ms. Hayak served as the CEO of Paula Ltd. Ms. Hayek holds a BA degree in accounting and business administration from the Tel Aviv College of Management and is also a Certified Public Accountant

Ilan Erez has served as Chief Financial Officer of Cimatron Ltd. (Ticker Symbol CIMT) engaged in the design and sale of CAD/CAM software for the tool-making and discrete manufacturing industries, since July 2005.  From 1998 to 2005 Mr. Erez served as the Chief Financial Officer of the Company. He also served as VP Operations of the Company from May 2001 to 2005. From 1996 to 1998 Mr. Erez served as Controller and assistant to the Chief Executive Officer at Bio-Dar Ltd. From 1994 to 1996 Mr. Erez served as an auditor at Kesselman & Kesselman, a member of Price Waterhouse Coopers. Mr. Erez is a Certified Public Accountant in Israel and holds a B.A in Accounting and Economics from the Hebrew University and an LL.M. in Business Law from Bar-Ilan University.  Mr. Ilan Erez has served as an external director of the Company since 2010, and was re-elected by the shareholders as an external director for a second three-year term commencing July 1, 2013.

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

B.           Compensation

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2013 was $1,593 thousand. The aggregate amount accrued to provide for severance payments to all persons as a group who served in the capacity of director or executive officer as of the year ended December 31, 2013 was $983 thousand. The severance terms of our Chief Executive Officer and Chairman of the Board, as previously approved by the audit committee, board of directors and shareholders of the Company, and in accordance with the Executive Compensation Policy of the Company which was approved by the shareholders, may entitle them, in certain circumstances, to additional payments. We have not paid any compensation to Zohar Zisapel for serving on our board of directors. We do pay cash compensation to Avi Eizenman who is an active Chairman of the Board, and to Shaike Orbach, who is the President and Chief Executive Officer. Non-employee directors, including External Directors within the meaning of the Companies Law, are entitled to be paid cash compensation for board and any committee member services, as applicable, in accordance with the amounts which are permitted under the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors) - 2000 enacted pursuant to the Companies Law. Office holders, including External Directors or Independent Directors, may waive their entitlement to their compensation, subject to applicable law.

All our officers other than the external directors and Mr. Zohar Zisapel work full time for us. We do not currently grant any variable bonus or equity based compensation, nor any separation payments to our non-employee directors. Certain of the compensation previously paid to our directors was paid in the form of options under the Silicom Directors Share Incentive Option Plan (1994) (under which there are presently no options outstanding) and certain of such compensation is paid in the form of options which were granted under the Share Option Plan (2004) or RSU’s which will be granted under the Silicom Ltd - Global Share Incentive Plan (2013), described below.

On December 30, 2004, our shareholders adopted our Share Option Plan (2004). Under the original terms of the Share Option Plan (2004) up to a maximum of 282,750 of our ordinary shares are reserved for issuance, subject to certain adjustments, upon the exercise of options granted to employees, directors, officers, consultants and service providers. In December 2007, the Board of Directors increased the number of our ordinary shares available for issuance under the Share Option Plan (2004) by 300,000. In August 2012, the Board of Directors increased the number of our ordinary shares available for issuance under the Share Option Plan (2004) by an additional 500,000. The Share Option Plan (2004) is administered by the board of directors, which designates the optionees, dates of grant, vesting periods and the exercise price of options. The options are non-assignable except by the laws of descent. Certain tax advantages apply to certain of our directors, officers and employees with respect to options granted to them under the Share Option Plan (2004). As of February 28, 2014, we have granted a total of 1,036,000 options under the Share Option Plan (2004), of which (i) 200,000 options were granted to Mr. Avi Eizenman, such that (a) 30,000 at an exercise price of $2.53 and at a termination date of December 30, 2014; (b) 40,000 expired in July 2008, (c) 40,000 at an exercise price of $3.82 and at a termination date of the earlier to occur of October 15, 2016 or the closing price of our shares falling below $1.91, (d) 50,000 at an exercise price of $18.82 and at a termination date of the earlier to occur of December 21, 2018 or the closing price of our shares falling below $9.41 and (e) 40,000 at an exercise price of $15.28 and at a termination date of the earlier to occur of September 13, 2020 or the closing price of our shares falling below $7.64, (ii) 30,000 options were granted to Mr. Yehuda Zisapel, (who was formerly a director of the Company) at an exercise price of $2.53 and at a termination date of December 30, 2014, (iii) 200,000 options were granted to Mr. Shaike Orbach, such that (a) 30,000 at an exercise price of $2.53 and at a termination date of December 30, 2014, (b) 40,000 expired in July 2008, (c) 40,000 at an exercise price of $3.82 and at a termination date of the earlier to occur of October 15, 2016 or the closing price of our shares falling below $1.91, (d) 50,000 at an exercise price of $18.82 and at a termination date of the earlier to occur of December 21, 2018 or the closing price of our shares falling below $9.41 and (e) 40,000 at an exercise price of $15.28 and at a termination date of the earlier to occur of September 13, 2020 or the closing price of our shares falling below $7.64, (iv) 30,000 options were granted to Ms. Einat Domb-Har, a former external director of the Company, at an exercise price of $2.53 and at a termination date of December 30, 2014; and (v) 30,000 options were granted to Mr. Ilan Kalmanovich, a former external director of the Company, at an exercise price of $2.53 and at a termination date of December 30, 2014. 33,250 of the options granted under the Share Option Plan (2004) were returned to the company due to certain employees who left their positions not exercising their options and 200,000 of the options granted under the Share Option Plan (2004) expired without exercise due to the expiration of their term. The Share Option Plan (2004) is expected to expire in accordance with its terms towards the end of 2014, and upon its expiration any unallocated shares under this plan will be returned to the general pool of registered but unissued share capital of the Company.

On October 21, 2013, our board of directors adopted our Global Share Incentive Plan (2013). The Global Share Incentive Plan (2013) is administered by the board of directors, which determines the number of our ordinary shares available for issuance under the plan, designates the award recipients and types of awards, dates of grant, vesting periods and the exercise price of awards. Under the Global Share Incentive Plan (2013) the Company may grant awards of options, restricted shares, restricted share units (“RSU’s”) or other equity based awards. The board of directors has determined that initially up to a maximum of 500,000 of our ordinary shares are reserved for issuance, subject to certain adjustments, upon the exercise of equity based awards granted to employees, directors, officers, consultants and service providers. The awards are non-assignable except by the laws of descent. Certain tax advantages apply to certain of our directors, officers and employees with respect to equity based awards granted to them under Global Share Incentive Plan (2013). As of February 28, 2014, we have not granted any awards under the Global Share Incentive Plan (2013); however the compensation committee and board of directors of the Company have each determined to award  a total of 74,000 RSU’s under the Global Share Incentive Plan (2013) with such grants to become effective as of the date of the Annual General Meeting of the shareholders scheduled to be held on April 30, 2014, and of which total (i) 25,000 RSU’s will be granted to Mr. Avi Eizenman, and (ii) 25,000 RSU’s will be granted to Mr. Shaike Orbach, subject to the receipt of the approval for these grants to Mr. Eizenman and Mr. Orbach by the shareholders of the Company at the Annual General Meeting.

C.           Board Practices

Each of Zohar Zisapel, Avi Eizenman and Shaike Orbach was elected to the board of directors most recently on April 14, 2013 to serve until the next Annual Shareholders' Meeting, which is scheduled for April 30, 2014, and at which they have been nominated for re-election to the board of directors for an additional term until the following Annual Shareholders’ Meeting. Messrs. Zohar Zisapel and Avi Eizenman are both founders of the Company, and Avi Eizenman has served as a Director since our inception in 1987. In 2004 Ms. Einat Domb-Har and Mr. Ilan Kalmanovich were elected to the board of directors to hold office as external directors for a period of three years in accordance with Section 245(a) of the Israeli Companies Law. In 2007 the appointments of each of Ms. Einat Domb-Har and Mr. Ilan Kalmanovich as external directors were extended for additional three-year terms. On July 1, 2010, the terms of service of Mr. Ilan Kalmanovich and Ms. Einat Domb-Har as external directors in the Company expired. The shareholders of the company extended the appointment of Ms. Einat Domb-Har as external director for a third three-year term, while Mr. Ilan Erez was elected as a new external director for an initial term of three years, with such terms ending as of July 1, 2013. At the Annual Shareholders Meeting of the Company held on April 14, 2013, the shareholders re-elected Mr. Ilan Erez as an external director for an additional second three-year term and elected Ms. Ayelet Aya Hayak as an external director for an initial three-year term, with such terms of office for the external directors commencing as of July 1, 2013.  Ms. Hayak replaced Ms. Einat Domb-Har who completed her third and final three-year term as an external director as of July 1, 2013.

None of the members of the board of directors is entitled to receive any severance or similar benefits upon termination of his or her service with the board of directors, except for Avi Eizenman, who also functions as the active Chairman of the Board and Shaike Orbach, who also functions as President and Chief Executive Officer (See “Item 6.B. Directors and Senior Management – Compensation” above).

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

As per the recently enacted Amendment 20 to the Companies Law, it was decided at the Extraordinary General Meeting of the Shareholders on July 31, 2013, to adopt the Executive Compensation Policy of the Company, which included the above referenced extended notice provisions, and severance payments in the event of termination, with respect to each of Mr. Avi Eizenman and Mr. Shaike Orbach.

Board of Directors

Our Articles of Association provide for a board of directors of not less than two nor more than eight members. Each director (except external directors) is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Other officers serve at the discretion of the board of directors. The Articles of Association of the Company provide that any director may, subject to the provisions of the Israeli Companies Law-1999 and the approval by the Board of Directors, appoint another person to serve as a substitute director and may cancel such appointment. Under the Israeli Companies Law-1999, a person who is already serving as a director will not be permitted to act as a substitute director. Additionally, the Israeli Companies Law-1999 prohibits a person from serving as a substitute director for more than one director. Appointment of a substitute director for a member of a board committee is only permitted if the substitute is a member of the board of directors and does not already serve as a member of such committee. If the committee member being substituted is an external director, the substitute may only be another external director who possesses the same expertise as the external director being substituted. The term of appointment of a substitute director may be for one meeting of the board of directors or for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the board of directors.

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

The Israeli Minister of Justice, in consultation with the Israeli Securities Authority, may determine that certain matters will not constitute an affiliation, and has issued certain regulations with respect thereof.

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

A director is deemed to be “professionally qualified” if he or she meets any of the following criteria: (i) has an academic degree in any of the following professions: economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in a field that is the company’s main field of operations, or a field relevant to his or her position; or (iii) has at least five years experience in any of the following, or has at least a cumulative total of at least five years experience in any two of the following: (A) a senior position in the business management of a corporation with a significant extent of business, (B) a senior public position or a senior position in public service, or (C) a senior position in the company's main field of operations. As with a candidate’s expertise in finance and accounting, the board of directors here too must evaluate the proposed external director's "professional qualification" in accordance with the criteria set forth above.

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

External directors are to be elected for a term of three years by a majority vote at a shareholders’ meeting, provided that either:

•	the majority includes at least a majority of the shares held by non-controlling and disinterested shareholders who are present and voting at the meeting; or
•
the total number of shares held by non-controlling and disinterested shareholders that voted against the election of the director does not exceed two percent of the aggregate voting rights in the company.

External directors may be re-elected for two additional terms of three years each, provided that with respect to the appointment for each such additional three- year term, one of the following has occurred:  (i) the reappointment of the external director has been proposed by one or more shareholders holding together 1% or more of the aggregate voting rights in the company and the appointment was approved at the general meeting of the shareholders by a simple majority, provided that: (1)(x) in calculating the majority, votes of controlling shareholders or shareholders having a personal interest in the appointment as a result of an affiliation with a controlling shareholder and abstentions are disregarded and (y) the total number of shares of shareholders who do not have a personal interest in the appointment as a result of an affiliation with a controlling shareholder and/or who are not controlling shareholders, present and voting in favor of the appointment exceed 2% of the aggregate voting rights in the company, and (2) pursuant to a recently enacted amendment to the Companies Law (“Amendment 22”), effective as of January 10, 2014, the external director who has been nominated in such fashion is not a linked or competing shareholder, and does not have or has not had, on or within the two years preceding the date of such person’s appointment to serve as another term as external director, any affiliation with a linked or competing shareholder. The term “linked or competing shareholder” means the shareholder(s) who nominated the external director for reappointment or a material shareholder of the company holding more than 5% of the shares in the company, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or are competitors of the company; the Israeli Minister of Justice, in consultation with the Israeli Securities Authority, may determine that certain matters will not constitute a business relationship or competition with the company; or (ii) the reappointment of the external director has been proposed by the board of directors and the appointment was approved by the majority of shareholders required for the initial appointment of an external director.

However, under regulations promulgated pursuant to the Companies Law, companies whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Global Select, Global and Capital Markets, may elect external directors for additional terms that do not exceed three years each, beyond the three three-year terms generally applicable, provided that, if an external director is being re-elected for an additional term or terms beyond three three-year terms:  (i) the audit committee and board of directors must determine that, in light of the external director’s expertise and special contribution to the board of directors and its committees, the re-election for an additional term is to the company’s benefit; (ii) the external director must be re-elected by the required majority of shareholders and subject to the terms specified in the Companies Law; and (iii) the term during which the nominee has served as an external director and the reasons given by the audit committee and board of directors for extending his or her term of office must be presented to the shareholders prior to their approval.

External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment, violate their duty of loyalty to the company or are found by a court to be unable to perform their duties on a full time basis. External directors may also be removed by an Israeli court if they are found guilty of bribery, fraud, administrative offenses in a company or use of inside information. Each committee of a company’s board of directors which has been granted any authority normally reserved for the board of directors must include at least one external director; provided, however, that the audit committee and compensation committee must each include all external directors then serving on the board of directors.

Following termination of service as an external director, a public company, a controlling shareholder thereof and any entity controlled by a controlling shareholder, may not grant any benefit, directly or indirectly, to any person who served as an external director of such public company, or to his or her spouse or child, including, not appointing such person, or his or her spouse or child, as an office holder of such public company or of any entity controlled by a controlling shareholder of such public company, not employing such person or his or her spouse or child and not receiving professional services for pay from such person, either directly or indirectly, including through a corporation controlled by such person, all until the lapse of two years from termination of office with respect to the external director, his or her spouse or child; and with respect to other relatives of the former external director - until the lapse of one year from termination of office.

An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law-1999 and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director. At the Annual Shareholders Meeting of the Company held on April 14, 2013, the shareholders of the Company re-elected Mr. Ilan Erez as an external director for second three-year term and elected Ms. Ayelet Aya Hayak as an external director for an initial three-year term, with such terms of office for the external directors having commenced as of July 1, 2013. Ms Hayak replaced Ms. Einat Domb-Har who completed her third and final three-year term as an external director of the Company as of July 1, 2013.

Audit Committee

The Israeli Companies Law- 1999 requires public companies to appoint an audit committee. The responsibilities of the audit committee pursuant to the Companies Law include identifying irregularities in the management of our business and approving related party transactions as required by law, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his role and to regulate the company's rules on employee complaints, reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities. Pursuant to Amendment 22, effective as of January 10, 2014, the responsibilities of the audit committee under the Companies Law also include the following matters: (i) to establish procedures to be followed in respect of related party transactions with a controlling shareholder (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; and (ii) to determine procedures for approving certain related party transactions with a controlling shareholder, which were determined by the audit committee not to be extraordinary transactions, but which were also determined by the audit committee not to be negligible transactions.

Under the Companies Law, an audit committee must consist of at least three directors, including all the external directors of the company, and a majority of the members of the audit committee must be independent or external directors. The Companies Law defines independent directors as either external directors or directors who: (1) meet the requirements of an external director, other than the requirement to possess accounting and financial expertise or professional qualifications, with Audit Committee confirmation of such; (2) have been directors in the company for an uninterrupted duration of less than 9 years (and any interim period during which such person was not a director which is less than 2 years shall not be deemed to interrupt the duration); and, (3) were classified as such by the company.

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

Currently, Ms. Ayelet Aya Hayak, Mr. Ilan Erez and Mr. Zohar Zisapel serve as members of our audit committee, and Mr. Ilan Erez serves as the chairperson.

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

In December 2012, the recently adopted Amendment 20 to the Israeli Companies Law-1999 (“Amendment 20”) went into effect. The Israeli Companies Law now requires that the Board of Directors of Israeli publicly traded Companies appoint a compensation committee comprised of at least three members, that all External Directors be members of the compensation committee who must also comprise a majority of the members of the compensation committee, and that the chairman of the compensation committee be an External Director. The following persons may not be a member of the compensation committee:

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

In December 2012, our Board of Directors changed the composition of the members of our compensation committee by removing Mr. Avi Eizenman from the compensation committee, and appointing the Company’s two External Directors, Mr. Ilan Erez and Ms. Einat Domb-Har to our compensation committee, and appointing Mr. Ilan Erez as chairman of our compensation committee. On July 1, 2013, following the election of Ms. Ayelet Aya Hayak as an external director instead of Ms. Einat Domb-Har, Ms. Aya Hayak replaced Ms. Domb-Har on our compensation committee. Our compensation committee has been charged by the Board of Directors to act in accordance with the powers and prerogatives delegated to it by the Israeli Companies Law 5759-1999 and take any decisions and make any recommendations to the Board all as set forth in the Israeli Companies Law 5759-1999.

Under the Israeli Companies Law, a board of directors of an Israeli publicly traded company, following the recommendation of the compensation committee, is required to establish a compensation policy, to be approved by the shareholders of the company, and pursuant to which the terms of office and compensation of the company's officer holders will be decided.

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

In addition, the compensation policy should take into account that in the event the compensation paid to office holders shall include variable components – it should address the ability of the board of directors to reduce the value of the variable component from time to time or to set a cap on the exercise value of convertible securities components that are not paid out in cash.  Additionally, in the event that the terms of office and employment include grants or payments made upon termination – such grants should take into consideration the length of the term of office or period of employment, the terms of employment of the office holder during such period, the company’s success during said period and the office holder’s contribution to obtaining the company’s goals and maximizing its profits as well as the circumstances and context of the termination.

In addition, the compensation policy must set forth standards and rules on the following issues: (a) with respect to variable components of compensation - basing the compensation on long term performance and measurable criteria (though a non-material portion of the variable components can be discretionary awards taking into account the contribution of the officer holder to the company); (b) establishing the appropriate ratio between variable components and fixed components and placing a cap on such variable components (including a cap on the grant date value of convertible securities components that are not paid out in cash); (c) setting forth a rule requiring an office holder to return amounts paid, in the event that it is later revealed that such amounts were paid on the basis of data which prove to be erroneous and resulted in an amendment and restatement of the company’s financial statements; (d) determining minimum holding or vesting periods for equity based variable components of compensation, while taking into consideration appropriate long term incentives; and (e) setting a cap on grants or benefits paid upon termination

The board of directors of a company is obligated to adopt a compensation policy after considering the recommendations of the compensation committee. The final adoption of the compensation committee is subject to the approval of the shareholders of the company, which such approval is subject to certain special majority requirements, as set forth in the Israeli Companies Law, pursuant to which one of the following must be met:

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

Executive Compensation Policy

On July 31, 2013, an Extraordinary General Meeting of the Shareholders of the Company took place, approving the Executive Compensation Policy (the “Policy”), which had been recommended by the Compensation Committee and approved by the Board of Directors, for the Company’s directors and office holders, in accordance with the requirements of the Israeli Companies Law.

The Policy includes, among other issues prescribed by the Israeli Companies Law, a framework for establishing the terms of office and employment of the office holders, a recoupment policy, and guidelines with respect to the structure of the variable pay of office holders.

Each of our compensation committee and board of directors may engage compensation advisors and other professionals to assist in formulating compensation packages in line with the Policy, including, without limitation, to assist in collecting relevant data, framing the appropriate factors to be considered and evaluating the different factors being considered.

All compensation arrangements of office holders are to be approved in the manner prescribed by applicable law.  Our office holders, including External Directors or Independent Directors, may waive their entitlement to their compensation, subject to applicable law.

Our recoupment policy relating to office holder compensation allows for the recovery of all or a portion of any compensation paid to our office holders that was paid during the previous three years on the basis of financial data included in our financial statements in any fiscal year that were found to be inaccurate and were subsequently restated. In such event, we will seek reimbursement from the office holders to the extent such office holders would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements. Our compensation committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time. Notwithstanding the aforesaid, the recoupment policy will not be triggered in the event of a financial restatement due to changes in the applicable reporting or accounting standards. The above noted recoupment policy does not derogate from any relevant recoupment or clawback provisions under any applicable law or regulatory rules which apply to us.

All of our office holders (other than non-employee directors) may be incentivized through cash bonuses and long-term equity-based incentives to provide the office holder with a stake in our success – thus linking the office holder’s long-term financial interests with the interests of our shareholders. In accordance with the Policy, the incentives are developed through a program that sets performance targets based on each office holder’s role and scope. Actual payments are driven by the business and individual performance vis-à-vis the performance targets set at the beginning of the year. The formula for the performance targets and the maximum variable components payable to each office holder (other than directors) shall be presented and recommended by our Chief Executive Officer and reviewed and approved by our compensation committee and our board of directors. The formula for the performance targets and the maximum variable components payable to any employee office holders who are also directors shall be presented and recommended by our compensation committee and reviewed and approved by our board of directors and our shareholders. The maximum value of the variable compensation components for an office holder at the Company shall not exceed eighty percent of such office holder’s total compensation package on an annual basis. The maximum annual value of the equity-based long-term compensation components and cash bonuses of all of our office holders shall not exceed two percent of our market cap.

Unless otherwise specified in the terms of the variable compensation of an office holder, our Policy dictates that the board of directors shall not have discretion to unilaterally reduce such office holder's variable compensation. Equity based compensation may be granted in any form permitted under our equity incentive plans, as in effect from time to time (collectively, the "Equity Incentive Plans"), including stock options, restricted share units and restricted stock. Equity grants to office holders shall be made in accordance with the terms of the Equity Incentive Plans. All equity-based incentives granted to our office holders shall be subject to vesting periods in order to promote long-term retention of the awarded office holders.  Unless determined otherwise in a specific award agreement approved by the compensation committee and the board of directors, grants to our office holders other than directors shall vest gradually over a period of between two to four years. We do not have any equity ownership guidelines that require any of our office holders to hold a stated number or fixed percentage of our ordinary shares, nor do they have to continue to hold for any period of time shares in the Company which they acquired as a result of the exercise of fully vested equity grants. The value of the equity-based compensation shall be calculated on the grant date, according to acceptable valuation practices at the time of grant. The board of directors shall not have discretion to limit the value of the equity-based compensation at the time of exercise. The board of directors may, following approval by our compensation committee, extend the period of time for which an award to an office holder is to remain exercisable, or make provisions with respect to the acceleration of the vesting period of any office holder’s awards, including, without limitation, in connection with a corporate transaction involving a change of control.

Our compensation committee will periodically review the Policy and monitor its implementation, and recommend to our board of directors and shareholders to amend the Policy as it deems necessary from time to time. The term of the Policy shall be three years as of the date of its adoption on July 31, 2013. Following such three year term, the Policy, including any revisions recommended by our compensation committee and approved by our board of directors, as applicable, will be brought once again to the shareholders for approval.

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

D.           Employees

The number of employees over the last three financial years is set forth in the table below.

As of December 31	2011	2012	2013
Total Employees	96	111	143
Marketing, Sales, Customer Services	12	14	17
Research & Development	31	37	41
Manufacturing	44	51	75
Corporate Operations and Administration	9	9	10

As of February 28, 2013, we had 147 employees, including 17 in marketing, sales and customer services, 42 in research and development, 78 in manufacturing, and 10 in corporate operations and administration. All such employees, except for 3 employees of our subsidiary in the United States, are based in Israel. We consider our relations with our employees excellent and have never experienced a labor dispute, strike or work stoppage. None of our employees is represented by a labor union. We do not employ a significant number of temporary employees, but we do use temporary employees from time to time, as necessary.

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

A general practice followed by us, is the contribution of funds on behalf of most of our employees either to a fund known as managers' insurance or to a pension fund, or to a combination of both. Such practice was further reinforced in July 1, 2008, when we entered into agreements with a majority of its employees in order to implement Section 14 to the Severance Pay Law, according to which the payment of monthly deposits by us into managers’ insurance and/or pension fund are in respect of severance obligation to such employees. See Note 7 of our consolidated financial statements. These funds provide a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay or part of it, if legally entitled, upon termination of employment. Each employee contributes an aggregate amount equal to between 5% and 5.5% of his base salary to such funds, and we contribute, in the aggregate, between 13.3% and 15.8% of the employee’s base salary, with such amount including the 8.33% which is contributed as severance pay as noted above.

E.           Share Ownership

The following table sets forth, as of February 28, 2014, the number of Shares owned by our officers, directors and senior management. The percentages shown are based on 7,182,513 Ordinary shares outstanding as of February 28, 2014:

Name and Address	Number of Shares and Options Owned1	Percent of Outstanding Shares
Zohar Zisapel2	1,511,722	21.05%
Avi Eizenmann	202,618	2.82%
Shaike Orbach	*	*
Einat Domb Har	*	*
Ayelet Aya Hayak	*	*
Ilan Erez	*	*
Eran Gilad	*	*
All directors and officers as a group	1,714,340	23.87%

* Denotes ownership of less than 1% of the outstanding shares.

1             The table above includes the number of shares and options that are exercisable within 60 days of February 28, 2014. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws, based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

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

Name of Shareholder	Number of Shares and Options Owned1	Percentage of Outstanding Shares
Zohar Zisapel2	1,511,722	21.05%
Dov Yelin/Yair Lapidot/Yelin Lapidot Holdings Management Ltd.3	421,902	5.87%

1             The table above includes the number of shares and options that are exercisable within 60 days of February 28, 2014. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws,  based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

2             Based on Schedule 13D/A filed on March 5, 2009.

3             As reported on the Schedules 13G filed by each of Dov Yelin, Yair Laipdot and Yelin Lapidot Holdings Management Ltd., an Israeli investment management firm (collectively, “Yelin Lapidot”) with the Securities and Exchange Commission on February 3, 2014, and as further updated in correspondence by Yelin Lapidot Holdings Management Ltd. with the Company, dated as of February 28, 2014, all 421,902 Ordinary Shares of the Company are beneficially owned by Yelin Lapidot via two of its wholly-owned subsidiaries (the “Subsidiaries”), Yelin Lapidot Provident Funds Management Ltd. which holds 162,242 Ordinary Shares of the Company, and Yelin Lapidot – Mutual Funds Management Ltd. which holds 259,660 Ordinary Shares of the Company. Yelin Lapidot has reported on the Schedules 13G that: (i) Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25% of the voting rights, and are responsible for the day-to-day management, of Yelin Lapidot Holdings Management Ltd., (ii) the Subsidiaries operate under independent management and make their own independent voting and investment decisions, (iii) that any economic interest or beneficial ownership in any of the Ordinary Shares of the Company covered by the report on Schedule 13G is held for the benefit of the members of the provident funds or mutual funds, as the case may be, and (iv) the report on Schedule 13G shall not be construed as an admission by Messrs. Yelin and Lapidot, Yelin Lapidot Holdings Management Ltd. or the Subsidiaries that he or it is the beneficial owner of any of the Ordinary Shares of the Company covered by report on Schedule 13G, and that each of them disclaims beneficial ownership of any such Ordinary Shares of the Company.

As of February 28, 2014, there were approximately 10 record holders of ordinary shares, including approximately 7 record holders in the United States. Collectively, these 7 record holders in the United States held approximately 1% of the outstanding ordinary shares.

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

The Rad Group provides us with certain services, and is reimbursed by us for the costs of providing such services. During 2013, we purchased from the Rad Group internet services for an amount of up to $50,000, testing services for our products for an amount of up to $54,000 and car leasing services for an amount of up to $5,000. We also sub-lease office space in Paramus, New Jersey, for an amount of up to $24,000 (monthly rent payments of approximately $2,000) from Radcom Equipmet, Inc., an affiliated company of the Rad Group. We began to sub-lease this space in February 2004; the sub-lease was in effect until January 31, 2006 and was renewed for additional one-year periods through January 1, 2014. On January 1, 2014, we extended the sub-lease for an additional one-year period until December 31, 2014.

During 2013, we sold external bypass switches and Server Adapters to members of the Rad Group for an amount of approximately $851,000.

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

Our board of directors approved a resolution under which sales to or purchases from any members of the Rad Group must meet certain criteria or otherwise be specifically approved by the relevant corporate bodies, as applicable in accordance with Israeli law. These criteria included a stipulation that transactions between us and members of the Rad Group relate to standard equipment, services and products purchased or sold by us and the Rad Group, as applicable. Our board of directors approved sales to or purchases from the Rad Group, from time to time, of standard equipment, services and products, which are (i) within our ordinary course of business and (ii) at least at market terms and at a value lower than 0.5% of our annual turnover per transaction and 2.5% of our annual turnover for all such transactions in a financial year, aggregated together. Our management is required to examine on a quarterly basis whether transactions with the Rad Group comply with such criteria. Transactions which do not meet the criteria will require specific corporate approvals in the applicable manner prescribed by Israeli law.  Further, all future related party transactions and arrangements (or modifications of existing ones) with members of the Rad Group, transactions in which office holders of the Company have a personal interest, or transactions which raise issues of such office holders’ fiduciary duties, could require additional corporate approvals as applicable under the Israeli Companies Law-1999.

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

On July 22, 2002, our audit committee and the Board of Directors approved an Indemnification Agreement with our directors and officers. Our shareholders approved the terms of this agreement in a General and Extraordinary Meeting held on January 7, 2004. In the March 2005 amendment to the Israeli Companies Law-1999, the instances in which a company may indemnify its officers and directors were broadened. In December 2007 each of our audit committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers so as to reflect this amendment. Our shareholders approved the terms of this new Indemnification Agreement in January 2008. An amendment in 2011 to the Israeli Securities Law, 5728-1968 (the "Israeli Securities Law"), and a corresponding amendment to the Companies Law, authorizes the Israeli Securities Authority to impose administrative sanctions against companies like  ours and their office holders for certain violations of the Israeli Securities Law or the Companies Law. These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The Israeli Securities Law and the Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and certain compensation payable to injured parties for damages suffered by them are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association, and receive the requisite corporate approvals. In January 2012 each of our audit committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers so as to reflect this amendment, and our shareholders approved these amendments to the Articles of Association and a revised form of Indemnification Agreement for directors at the Annual General Meeting of the Shareholders held on April 11, 2012.

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

As per the recently enacted Amendment 20 to the Companies Law, it was decided on July 31, 2013, at the Extraordinary General Meeting of the Shareholders to adopt the Executive Compensation Policy of the Company, which was recommended by our compensation committee and approved by our board of directors.  Our approved Executive Compensation Policy includes the above referenced form of Indemnification Agreement to be entered into by the Company with our directors and officers serving in such capacities from time to time, as well as the above referenced directors and officers liability insurance policy. Under the Executive Compensation Policy, any change to the Indemnification Agreement or the insurance policy, including the cost and/or any changes which materially depart from the key terms of the current agreement and/or insurance policy (provided that such changes apply equally to all executives of the Company, including directors) will be submitted to the Company’s compensation committee and the board of directors for their approval but shall not, unless required by law or the Company’s Articles of Association, be presented at a General Meeting of the shareholders.

See also “Item 6. Directors and Senior Management – Compensation.”

Item 8. FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are included herein on pages F-1 through F-38.

A1. See Item 18 for our consolidated financial statements.

A2. See Item 18 for our consolidated financial statements, which cover the last three financial years.

A3. See page F-2 for the audit report of our accountants, entitled “Report of Independent Registered Public Accounting Firm.”

A4. Not applicable.

A5. Not applicable.

A6. See Note 10A to our audited consolidated financial statements included in Item 18 of this annual report for the geographic distribution of our sales based on the location of the customer.

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

A8. Dividend Policy

Prior to 2013, we had not paid dividends in the past. On January 14, 2013, we announced that our Board of Directors has adopted a policy for distributing dividends, subject to all applicable laws. According to this policy, each year we will distribute a dividend of up to 50% of our annual distributable profits. As part of the stated policy, the Company's Board of Directors reserves the right to declare additional dividend distributions, to change the rate of dividend distributions (either as a policy or on a one-time basis), to cancel a specific distribution or to cancel the policy as a whole at any time, at its sole discretion.  The actual distribution of a dividend will be subject to meeting the conditions required by applicable law, including the distribution tests set forth in Section 302 of the Israeli Companies Law - 1999, and to the specific decision of the Company's Board of Directors for each distribution.  Future dividend policy will be reviewed by the Board of Directors based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. Our ability to pay cash dividends may be restricted by instruments governing any of our obligations.

Dividends paid by an Israeli company to shareholders residing outside Israel are generally subject to withholding of Israeli income tax at a rate of 25-30%.Such tax rates apply unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence. In our case, the applicable withholding tax rate will also depend on the particular Israeli production facilities that have generated the earnings that are the source of the specific dividend and, accordingly, the applicable rate may change from time to time.

On March 18, 2013 our Board of Directors declared a dividend of US $0.55 per share which was paid on April 17, 2013 to shareholders of record as of April 4, 2013, and in the aggregate amount of approximately US $3.9 million for 2012.

On March 18, 2014 our Board of Directors declared a dividend of US $1.00 per share payable on April 17, 2014 to shareholders of record at the close of the NASDAQ Global Select Market on April 3, 2014, and in the aggregate amount of approximately US $7.2 million for 2013

B.           Significant Changes

Since the date of the annual financial statements included in this Annual Report, no significant changes have occurred.

Item 9. THE OFFER AND LISTING

A.           Offer and listing details

Markets and Share Price History

The primary trading market for our ordinary shares is the NASDAQ Global Select Market, where our shares have been listed and traded under the symbol SILC since January 2, 2014.  Prior thereto our shares were listed and traded on the NASDAQ Global Market (previously NASDAQ National Market) under the symbol SILC (previously SILCF) from February 11, 2008. Prior thereto, our shares were listed and traded on the NASDAQ Capital Market (previously known as the NASDAQ Small-Cap).

The table below sets forth the high and low reported sales prices in dollars of our ordinary shares, as reported by NASDAQ during the indicated periods:

PERIOD	HIGH	LOW
LAST 6 CALENDAR MONTHS
February 2014	72.18	61.10
January 2014	63.91	44.98
December 2013	45.82	40.20
November 2013	46.15	42.10
October 2013	45.17	33.84
September 2013	37.16	30.83
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
Fourth Quarter 2013	46.15	33.84
Third Quarter 2013	42.40	29.85
Second Quarter 2013	35.50	25.50
First Quarter 2013	28.90	17.97
Fourth Quarter 2012	18.50	15.15
Third Quarter 2012	15.70	13.59
Second Quarter 2012	17.99	13.11
First Quarter 2012	20.33	15.77
FIVE MOST RECENT FULL FINANCIAL YEARS
2013	46.15	17.97
2012	20.33	13.11
2011	21.91	12.17
2010	19.54	8.02
2009	10.20	4.11

On December 27, 2005, our shares commenced trading on the Tel Aviv Stock Exchange in Israel under the symbol “SILC” (in Hebrew letters). The following table sets forth, for the periods indicated, the high and low reported sales prices, in NIS, of the ordinary shares on the Tel Aviv Stock Exchange:

PERIOD	HIGH	LOW
LAST SIX CALENDAR MONTHS
February 2014	216.00	250.90
January 2014	221.90	157.00
December 2013	160.50	140.00
November 2013	162.60	152.00
October 2013	166.60	123.80
September 2013	128.80	114.00
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
Fourth Quarter 2013	166.60	123.80
Third Quarter 2013	152.00	108.60
Second Quarter 2013	128.60	90.01
First Quarter 2013	109.80	66.50
Fourth Quarter 2012	72.77	58.85
Third Quarter 2012	62.00	53.01
Second Quarter 2012	69.69	51.60
First Quarter 2012	73.00	60.31
FIVE MOST RECENT FULL FINANCIAL YEARS
2013	166.60	66.50
2012	73.00	51.60
2011	80.64	44.16
2010	71.20	30.31
2009	44.44	16.20

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

Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place, either within or without the State of Israel, determined by the board of directors, upon 21 days’ prior notice to our shareholders or 35 days’ prior notice to the extent required with respect to certain matters as required under the regulations to the Israeli Companies Law-1999 (the “Companies Law”). In general, no business may be commenced at a general meeting until a quorum of two or more shareholders holding at least 33 1/3% of the voting rights is present in person or by proxy. Shareholders may vote in person or by proxy.

In general, a simple majority is required to amend our articles of association.

Pursuant to the Israeli Companies Law, resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	appointment or termination of our auditors;
•	appointment and dismissal of external directors;
•	approval of interested party acts and transactions requiring general meeting approval as provided in sections 255 and 268 to 275 of the Israeli Companies Law;
•	a merger as provided in section 320(a) of the Israeli Companies Law;
•
the exercise of the powers of the board of directors, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in section 52(a) of the Israeli Companies Law;

•	amendments to our articles of association;
•	approving an increase or decrease of the registered share capital.

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

Our ordinary shares may generally be freely transferred under our amended and restated articles of association, unless the transfer is restricted or prohibited by applicable law or the rules of the stock exchange on which the shares are traded. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our amended and restated articles of association or the laws of the State of Israel, except under certain circumstances for ownership by nationals of certain countries that are, or have been, in a state of war with Israel.

The Israeli Companies Law, 5799-1999

We are subject to the provisions of the Israeli Companies Law. The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder, as defined in the Israeli Companies Law, is a general manager (also referred to as the “chief executive officer”), chief business manager, deputy general manager, vice general manager, executive Vice-President, Vice-President, any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title, as well as a director, or another manager directly subordinate to the general manager. Each person listed in the table in “Item 6. Directors, Senior Management and Employees” above is an office holder of Silicom.

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

In the case of a transaction in which an officer holder of the company has a personal interest and which is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, board approval is required unless the articles of association of the company provide otherwise. The transaction must be for the benefit of the company. If the transaction is an extraordinary transaction, then, in addition to any approval required by the articles of association, it must also be approved by the audit committee and by the board of directors, and, under specified circumstances, by a meeting of the shareholders, as well.

Subject to certain exceptions provided for in the regulations to the Israeli Companies Law, agreements regarding directors’ terms of compensation require the approval of the compensation committee, board of directors and the shareholders of the company. The transaction must be for the benefit of the company.

In matters concerning an extraordinary transaction in which a person has a personal interest, as well as matters concerning his or her terms of compensation, he or she shall not be permitted to vote on the matter or be present in the audit committee or board of directors meeting in which the matter is considered, however, with respect to an office holder, he/she may be present at the meeting discussions if the chairman determines that the presence of the office holder is necessary in order to present the matter. However, if a majority of the audit committee or of the board of directors has a personal interest in the matter then:

•	all of the directors are permitted to vote on the matter and attend the meeting in which the matter is considered; and

•	the matter requires approval of the shareholders at a general meeting.

According to the Israeli Companies Law, the personal interest disclosure requirements discussed above also apply to a controlling shareholder of a public company. Such requirements also apply to certain shareholders of a public company who have a personal interest in the adoption by the shareholders of certain proposals with respect to (i) certain private placements that will increase their relative holdings in the company, (ii) certain special tender offers or forced bring along share purchase transactions, (iii) election of external directors, (iv) approval of a compensation policy governing the terms of employment and compensation of office holders, (v) approval of the terms of employment and compensation of the general manager, (vi) approval of the terms of employment and compensation of office holders of the company when such terms deviate from the compensation policy previously approved by the company’s shareholders, and (vii) approving the appointment of either (1) the chairman of the board or his/her relative as the chief executive officer of the company, or (2) the chief executive officer or his/her relative as the chairman of the board of directors of the company. If any shareholder casting a vote at a shareholders meeting in connection with such proposals as aforesaid does not notify the company if he, she or it has a personal interest with respect to such proposal, his, her or its vote with respect to the proposal will be disqualified.

The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company, and the definition of "controlling shareholder" in connection with matters governing: (i) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, (ii) certain private placements in which the controlling shareholder has a personal interest, (iii) certain transactions with a controlling shareholder or relative with respect to services provided to or employment by the company, (iv) the terms of employment and compensation of the general manager, and (v) the terms of employment and compensation of office holders of the company when such terms deviate from the compensation policy previously approved by the company’s shareholders, also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company (and the holdings of two or more shareholders which each have a personal interest in such matter will be aggregated for the purposes of determining such threshold).

In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to non-office holder employment and compensation terms of a controlling shareholder (or a relative of such) or to the provision of services to the company by such controlling shareholder (or relative of such), require the approval of the audit committee, the board of directors and the shareholders of the company. Agreements relating to the terms of office and employment of a controlling shareholder (or relative of such) as an office holder in the company require the approval of the compensation committee, the board of directors and the shareholders of the company.

The shareholder approval for such matters requiring shareholder disclosure of a personal interest as noted above, generally must either include at least a majority of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company. The shareholder approval for approving the appointment of either (1) the chairman of the board or his/her relative as the chief executive officer of the company, or (2) the chief executive officer or his/her relative as the chairman of the board of directors of the company, must either include at least two-thirds of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company. Agreements and extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, or agreements relating to any employment terms of a controlling shareholder (or relative if such) or to the provision of services to the company by such controlling shareholder (or relative if such), as aforesaid, with duration exceeding three years, are subject to re-approval once every three years by the audit committee (or compensation committee, as applicable), the board of directors and the shareholders of the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest may be approved in advance for a period exceeding three years if the audit committee determines such approval reasonable under the circumstances. In addition, agreements and extraordinary transactions with duration exceeding three years which were approved prior to the Sixteenth Amendment to the Companies Law, which was passed by the Israeli legislature, the Knesset, in March 2011 and which came into effect gradually during the year 2011 (the “Sixteenth Amendment”) will need to be re-approved by the proper corporate actions at the later of (i) the first general meeting held after May 14, 2011, (ii) November 14, 2011 or (iii) the expiration of three years from the date on which they were originally approved, even though they were properly approved prior to the passing of the Sixteenth Amendment.

The board of directors of an Israeli company whose shares or debentures are publicly traded is obligated to adopt a compensation policy governing the terms of office and employment of office holders, after considering the recommendations of the compensation committee. The final adoption of the compensation policy is subject to the approval of the shareholders of the company. Such shareholder approval is subject to certain special majority requirements, as set forth in the Companies Law, pursuant to which the shareholder majority approval must also either include at least a majority of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who voted against the transaction must not represent more than two percent of the voting rights in the company.

Nonetheless, even if the shareholders of the company do not approve the proposed compensation policy, the board of directors of a company may approve the proposed compensation policy, provided that the compensation committee and, thereafter, the board of directors resolved, based on detailed, documented, reasons and after a second review of the compensation policy, that the approval of such compensation policy is for the benefit of the company.

Pursuant to the Companies Law, the terms of office and employment of an office holder in a public company should be in accordance with the company’s compensation policy. Nonetheless, provisions were established in the Companies Law that allow a company, under special circumstances, to approve terms of office and employment that are not in line with the approved compensation policy.

Terms of office and employment of office holders who are neither directors nor the general manager and which comply with the company’s compensation policy require approval by the (i) compensation committee; and (ii) the board of directors.  Approval of terms of office and employment for such office holders which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for such office holders by means of the special majority required for approving the compensation policy (as detailed above).

Terms of office and employment of the general manager which comply with the company’s compensation policy require approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company by means of the special majority required for approving the compensation policy (as detailed above). Approval of terms of office and employment for the general manager which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for the general manager which deviate from the compensation policy by means of the special majority required for approving the compensation policy (as detailed above).  Notwithstanding the foregoing, a company may be exempted from receiving shareholder approval with respect to the terms of office and employment of a proposed candidate for general manager if such candidate meets certain independence criteria, the terms of office and employment are in line with the compensation policy, and the compensation committee has determined for specified reasons that presenting the matter for shareholder approval would thwart the proposed engagement.

Terms of office and employment of office holders (including the general manager) that are not directors may nonetheless be approved by the company despite shareholder rejection, provided that a company’s compensation committee and thereafter the board of directors have determined to approve such terms of office and employment based on detailed reasoning, after having re-examined the proposed terms of office and employment, and having taken the shareholder rejection into consideration

Terms of office and employment of directors which comply with the company’s compensation policy require approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company. Approval of terms of office and employment for directors of a company which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company have approved the terms by means of the special majority required for approving the compensation policy (as detailed above).

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

In addition, under the Companies Law, certain transactions or a series of transactions are considered to be one private placement.  A private placement that meets all of the above conditions, and which must be approved by the shareholders, must also be for the benefit of the company.

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

As stated above, the Israeli legislature, the Knesset, approved the Sixteenth Amendment to the Israeli Companies Law which came into effect during 2011, Amendment 20 which came into effect at the end of 2012, and Amendment 22 which came into effect at the beginning of 2014. The purposes of these amendments to the Companies Law were to revise and enhance existing provisions governing corporate governance practices of Israeli companies, to regulate executive pay in Israeli publicly traded companies and to revise and enhance existing provisions governing approval of executive compensation. The principal provisions set forth in these amendments to the Companies Law are incorporated into the above discussions of the Company. Additional changes to the Companies Law pursuant to these recently passed amendments include:

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

Under the Securities Law Amendment, a company cannot obtain insurance against or indemnify a third party (including its officers and/or employees) for any administrative procedure and/or monetary fine (other than for certain legal expenses and payments of damages to an injured party). The Securities Law Amendment permits insurance and/or indemnification for expenses related to an administrative procedure, such as reasonable legal fees, provided that it is permitted under the company's articles of association. In January 2012 each of our Audit Committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers serving in such positions from time to time so as to reflect this amendment, subject to approval of our shareholders to the relevant changes required to our Articles of Association. Our shareholders approved these amendments to the Articles of Association and a revised form of Indemnification Agreement for directors serving in such capacity from time to time, at the Annual General Meeting of the Shareholders held on April 11, 2012. As per the recently enacted Amendment 20 to the Companies Law, it was decided on July 31, 2013, at the Extraordinary General Meeting of the Shareholders to adopt the Executive Compensation Policy of the Company, which had been recommended by our Compensation Committee and approved by or Board of Directors.  Our approved Executive Compensation Policy includes the above referenced form of Indemnification Agreement to be entered into by the Company with our directors and officers serving in such capacities from time to time.

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

NASDAQ Listing Rules and Home Country Practices

Below is a concise summary of the significant ways in which our corporate practices, which are in accordance with Israeli law and practice, including the provisions of the Israeli Companies Law 5759-1999, differ from the requirements which may be applicable to domestic U.S. listed companies:

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

•
Independence, Nomination and Compensation of Directors – A majority of our board of directors may not necessarily be comprised of independent directors as defined in NASDAQ Listing Rule 5605(a)(2). Our board of directors contains two external directors in accordance with the provisions of the Israeli Companies Law. Israeli law does not require, nor do our external directors conduct, regularly scheduled meetings at which only they are present. In addition, with the exception of our external directors, our directors are elected for terms of one year or until the following annual meeting, by a general meeting of our shareholders. The nominations for director which are presented to our shareholders are generally made by our board of directors. One or more shareholders of a company holding at least one percent of the voting power of the company may nominate a currently serving external director for an additional three year term. Israeli law does not require the adoption of and our board has not adopted a formal written charter or board resolution addressing the nomination process and related matters. Compensation of our directors and other officers of the Company is determined in accordance with Israeli law.

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

•
Compensation Committee - We follow the provisions of the Israeli Companies Law with respect to matters in connection with the composition and responsibilities of our compensation committee, office holder compensation, and any required approval by the shareholders of such compensation. Israeli law, and our amended and restated articles of association, do not require that a compensation committee composed solely of independent members of our board of directors determine (or recommend to the board of directors for determination) an executive officer’s compensation, as required under NASDAQ’s recently adopted listing standards related to compensation committee independence and responsibilities; nor do they require that the Company adopt and file a compensation committee charter. Instead, our compensation committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Israeli Companies Law. Furthermore, the compensation of office holders is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our previously approved Executive Compensation Policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Israeli Companies Law. The requirements for shareholder approval of any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Israeli Companies Law. Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Israeli Companies Law, including seeking prior approval of the shareholders for the Executive Compensation Policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with NASDAQ Listing Rules.

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

•
Equity Compensation Plans - We do not necessarily seek shareholder approval for the establishment of, and amendments to, stock option or equity compensation plans (as set forth in NASDAQ Listing Rule 5635(c)), as such matters are not subject to shareholder approval under Israeli law. We will attempt to seek shareholder approval for our stock option or equity compensation plans (and the relevant annexes thereto) to the extent required in order to ensure they are tax qualified for our employees in the United States. However, even if such approval is not received, then the stock option or equity compensation plans will continue to be in effect, but the Company will be unable to grant options to its U.S. employees that qualify as Incentive Stock Options for U.S. federal tax purpose. Our stock option or other equity compensation plans are also available to our non-U.S. employees, and provide features necessary to comply with applicable non-U.S. tax laws.

C.           Material Contracts

All of our contracts over the past two years have been entered into in the ordinary course of business, except for our real property leases. Information regarding our real property leases is provided in “Item 4. Information on the Company – Property, Plant and Equipment” and "Item 19. Exhibits".

D.           Exchange Controls

Under current Israeli laws and regulations, any dividends or other distributions paid in respect of our ordinary shares purchased by nonresidents of Israel with certain non-Israeli currencies (including dollars) and any amounts payable upon the dissolution, liquidation or winding up of our affairs, as well as the proceeds of any sale in Israel of our securities to an Israeli resident, will be freely repatriable in such non-Israeli currencies, provided that Israeli income tax has been paid on (or withheld from) such payments. Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, U.S. shareholders will be subject to any such currency fluctuation during the period from when such dividend is declared through the date payment is made in U.S. dollars.

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except under certain circumstances, for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

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

Dividends paid out of income derived by a Benefited Enterprise, or out of dividends received from a company whose income was derived from a Benefited Enterprise, were generally subject to withholding tax at the rate of 15% (or 20% if the Year of Election is 2014 onwards) or less under certain anti double-taxation treaties, such tax being deductible at source. The reduced withholding tax rate of 15% was limited to dividends and distributions out of income derived during the benefit period and actually paid at any time up to 12 years thereafter. A company qualified for tax benefits under the First Amendment which paid a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend. The rate of the tax was the rate which would have been applicable had the company not been tax exempt. Such tax rate was lower in the case of a qualified “Foreign Investors’ Company”.

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
•
Pursuant to the second Amendment, a Preferred Enterprise is entitled to a reduced corporate flat tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011-2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rates will be changed to 12.5% and 7%, in 2013 and to 16% and 9% in 2014 and thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone. Under the Second Amendment, the tax incentives offered by the Investment Law are no longer dependant neither on minimum qualified investments nor on foreign ownership.

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

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at a rate of 15% (20% as of 2014) or such lower rate as may be provided in an applicable tax treaty, subject to the submission and approval of a request submitted on behalf of the recipient of such dividends to the Israel Tax Authority. However, if such dividends are paid to an Israeli company no tax will be withheld. Such an exemption may apply under the transition rules also to dividends distributed to an Israeli company by an Israeli company which owns a Benefited Enterprise or a Benefited Enterprise and which elected to convert to the new law until  June 30, 2015 (in respect to their existing programs).

The Company elected in 2014 to apply the provisions of the Second Amendment to the Investment Law to its income commencing with the 2014 fiscal year. Thus, as of the 2014 fiscal year, we will no longer be entitled to the existing tax incentives provided under the First Amendment, such as the exemption from tax on undistributed profits and a reduced tax rate thereafter, but rather to the tax incentives under the Second Amendment.

There can be no assurance that we will comply with the conditions of the Investment Law in the future or that we will be entitled to any additional benefits under the amended Investment Law under the First Amendment and/or the Second Amendment and whether the influence of the changes to the Investment Law will be beneficial to the Company or not.

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

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Such expenditures not so approved are required to be deducted over a three-year period. Though we received such approvals for the years 2006, 2007 and 2008 and could deduct the expenditures in the year the expenditures were incurred, we chose to deduct the expenditures over a three-year period. We also received such approvals for the years 2009, 2010, 2011 and 2012 and deducted such expenditures in the year the expenditures were incurred.

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

On January 1, 2003 an amendment to the Israeli tax regime became effective. This was followed by new amendments made to the Israeli Income Tax Ordinance which were enacted in 2011 which have an effect for income derived as of 2012

An individual is subject to a 25% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a "substantial shareholder" (generally a shareholder with 10% or more of the right to profits, right to nominate a director and voting rights) in the company issuing the shares.

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

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation (whether publicly traded or not) provided among others, that such gains do not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident has a controlling interest of more than 25% in such non-Israeli corporation, or is the beneficiary of, or is entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Taxation of Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include, among others, passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends (other than bonus shares or stock dividends) to Israeli individuals and foreign resident individuals and corporations we would be required to withhold income tax at the rate of 25-30%. If the income out of which the dividend is being paid is attributable to an Benefited Enterprise or Preferred Enterprise under the Investment Law, the rate is generally 15% (20% as of 2014); provided that, if the dividend is attributable partly to income derived from a Benefited Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. A different tax rate may be provided for in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to a Benefited Enterprise, then we are required to withhold income tax at a rate of 12.5% with respect to shareholders that are U.S. corporations and held at least 10% of our voting power in the 12 month period preceding the distribution of such dividends.

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

With regards to the distribution of a dividend on April 17, 2013, we provided the following data regarding the calculation of the rate of tax being withheld at source:

Source	% of Dividend	Individual Tax %	Corporations Tax %	Foreign Resident Tax %
Regular Income	34.60310	25	0	25
Benefited Enterprise	65.3969	15	15	15

The weighted tax for individuals was 18.46031%, for corporations 9.80954%, and for foreign residents 18.46031%.

The above noted dividend distribution with respect to fiscal year 2012, as well as the dividend we recently declared with respect to fiscal year 2013, are each from income sources which would not generate additional tax liability to the Company as a result of such distributions.  We anticipate that any future dividends distributed pursuant to our previously announced dividend policy, will likewise be distributed from income sources which will not impose additional tax liabilities on us.

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

Tax Assessment

The Company and its subsidiary file income tax returns in Israel and in the US. The Israeli tax returns of the Company are open to examination by the Israeli tax authorities for the tax years beginning in 2013. The Federal tax returns of the US subsidiary are open to examination by the Federal tax authorities for tax years beginning in 2010, and the New Jersey State tax returns of the US subsidiary are open to examination by the New Jersey state tax authorities for the tax years beginning in 2009. The California State tax returns of the US subsidiary are open to examination by the California state tax authorities for tax years beginning in 2011.

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

Our website is http://www.silicom.co.il. We do not intend for any information contained on our internet website to be considered part of this annual report, and we have included our website address in this annual report solely as an inactive textual reference. We will post on our website any materials required to be posted on such website under applicable corporate or securities laws and regulations, including posting any XBRL interactive financial data required to be filed with the SEC, and any notices of general meetings of our shareholders.

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

Interest Rate Risk

As of December 31, 2013, our investment portfolio consisted of approximately 39.2 million invested in corporate debt securities and government debt securities. These securities are classified as "held to maturity". The majority of the Company's investments (approximately 95%) are in fixed-rate instruments, while a small portion of its investments (approximately 5%) are in variable-rate instruments. Therefore, the Company's exposure to interest rate risk from variable-rate instruments is generally very limited and not material to the Company. In addition, since the securities are "held to maturity", any changes in fair value of the Company's instruments due to fluctuations in the interest rates, that are not classified as OTTI, do not affect the Company's profit or loss.

For quantitative information on the Company's marketable securities, please see Note 4 to our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2013 we did not have any short or long term interest bearing loans or debts, hence with respect to the Company's business operations, we do not have any exposure to interest rate risk.

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

As of December 31, 2013 we had accounts receivable in New Israeli Shekels (NIS) or in funds linked thereto in the amount of 3,260 thousand. Market risk was estimated as the potential decrease in balance resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the balance of our accounts receivable would decrease by $296 thousand. As of December 31, 2013 we had accounts payable in New Israeli Shekels (NIS) or linked thereto in the amount of $7,190 thousand. Market risk was estimated as the potential increase in balance resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such decrease in the Dollar exchange rate, the balance of our accounts payable would increase by $799 thousand.

In 2013 there was a decrease of 7.0% in the Dollar exchange rate to the New Israeli Shekel which resulted in an aggregate increase in the fair value of our assets of $274 thousand and an aggregate increase in the fair value of our liabilities of $768 thousand.

Since the majority of our revenues is denominated and paid in U.S. dollars, we believe that fluctuations in the U.S. dollar exchange rate do not have a significant effect on our accounts receivable. Inflation in Israel and the Israeli currency as well as U.S. dollar exchange rate fluctuations may have only a limited effect on our accounts payable, as described above.

Our operating expenses may be affected by fluctuations in the value of the U.S dollar as it relates to the NIS. By way of example, a hypothetical 10% weakening in the value of the dollar relative to the currencies in which our operating expenses are denominated in 2013 would have resulted in an increase in operating expenses of approximately $1,023 thousand for the year ended December 31, 2013.

As of December 31, 2013, all of our investments, other than a portion of our cash and cash equivalents comprising a small portion of our overall investment portfolio, consisted of investments denominated in U.S. dollars, and our portfolio is therefore not subject to significant exposure to foreign currency exchange risk.

As of December 31, 2013, we were not engaged in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations.

Credit Risk

Our investment portfolio includes held to maturity marketable securities. These securities include investments issued by highly rated corporations or investments issued by agencies of governments. As of December 31, 2013, the rating of the securities in our portfolio was at least A. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations), which were exacerbated by the recent turmoil that has affected the financial markets and the global economy and caused credit issues for a number of reputable financial institutions. Any changes in fair value of our investment securities due to credit risk do not affect our profit or loss unless there is other-than-temporary impairment (OTTI) (referred to in ASC 320-10 (formally known as FSP FAS 115-2) and ASC 958-320 (formally known as FAS 124-2).

As of December 31, 2013, we were not required to adjust the carrying value of our investment securities since there were no other-than-temporary impairments.

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

Management assessed our internal control over financial reporting as of December 31, 2013, the end of our fiscal year. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control — Integrated Framework (1992)."

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2013 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. We reviewed the results of management’s assessment with the Audit Committee of our Board of Directors.

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

Item 15T. CONTROLS AND PROCEDURES

Not Applicable.

Item 16.  Reserved

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors had determined that both Ms. Einat Domb-Har and Mr. Ilan Erez were our audit committee financial experts, and that Ms. Domb-Har and Mr. Erez were independent as such term is defined under the NASDAQ Capital Market listing requirements. Our board of directors has also made such determinations with respect to Ms. Ayelet Aya Hayak, the new external director approved by the shareholders at the Annual General Meeting of the shareholders on April 10, 2013, as a replacement for Ms. Domb-Har commencing as of July 1, 2013.

Item 16B. CODE OF ETHICS

Our company has adopted a code of ethics, which applies to all of our employees, officers and directors, including our Chief Executive Officer, our Chief Financial Officer, our Director of Finance and our Corporate Controller. A copy of the code of ethics is attached as an exhibit to this annual report.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2013 and 2012, audit-related services and tax services rendered by Somekh Chaikin, a member firm of KPMG International.

	2012	2013
Audit Fees(1)	$105,000	$105,000
Audit-Related Fees(2)	$33,000	$8,000
Tax Fees(3)	$38,000	$31,000

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

Not Applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

Item 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not Applicable.

Item 16G. CORPORATE GOVERNANCE

Our corporate governance practices differ from those followed by domestic companies as required under the listing standards of the NASDAQ Global Market, due to an exemption that we obtained from NASDAQ as foreign private issuer which enables us to comply with our home country laws of the State of Israel, including the provisions of the Israeli Companies Law 5759-1999, in lieu of NASDAQ Listing Rules.  Below is a concise summary of the significant ways in which our corporate governance practices differ from the corporate governance requirements of NASDAQ applicable to domestic U.S. listed companies:

•
We are not required to distribute annual and quarterly reports directly to shareholders, but we do make our audited financial statements available to our shareholders prior to our annual general meeting and furnish our quarterly and annual financial results with the Securities and Exchange Commission on Form 6-K.

•
A majority of our board of directors may not necessarily be comprised of independent directors as defined in the NASDAQ Listing Rules, but our board of directors contains two external directors in accordance with the Israeli Companies Law – 1999. Israeli law does not require, nor do our external directors conduct, regularly scheduled meetings at which only they are present. In addition, with the exception of our external directors, our directors are elected for terms of one year or until the following annual meeting, by a general meeting of our shareholders. The nominations for director which are presented to our shareholders are also generally made by our board of directors. Pursuant to the Israeli Companies Law, one or more shareholders of a company holding at least one percent of the voting power of the company may nominate a currently serving external director for an additional three year term. Israeli law does not require the adoption of and our board has not adopted a formal written charter or board resolution addressing the nomination process and related matters. Compensation of our directors and other officers of the Company is determined in accordance with Israeli law.

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

•
We follow the provisions of the Israeli Companies Law with respect to matters in connection with the composition and responsibilities of our compensation committee, office holder compensation, and any required approval by the shareholders of such compensation. Israeli law, and our amended and restated articles of association, do not require that a compensation committee composed solely of independent members of our board of directors determine (or recommend to the board of directors for determination) an executive officer’s compensation, as required under NASDAQ’s recently adopted listing standards related to compensation committee independence and responsibilities; nor do they require that the Company adopt and file a compensation committee charter. Instead, our compensation committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Israeli Companies Law. Furthermore, the compensation of office holders is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our previously approved Executive Compensation Policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Israeli Companies Law. The requirements for approval by the shareholders for any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Israeli Companies Law. Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Israeli Companies Law, including seeking prior approval of the shareholders for the Executive Compensation Policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with NASDAQ Listing Rules.

•
We do not necessarily seek shareholder approval for the establishment of, and amendments to, stock option or equity compensation plans (as set forth in NASDAQ Listing Rule 5635(c)), as such matters are not subject to shareholder approval under Israeli law. We will attempt to seek shareholder approval for our stock option or equity compensation plans (and the relevant annexes thereto) to the extent required in order to ensure they are tax qualified for our employees in the United States. However, if such approval is not received, then the stock option or equity compensation plans will continue to be in effect, but the Company will be unable to grant options to its U.S. employees that qualify as Incentive Stock Options for U.S. federal tax purpose.  Our stock option or other equity compensation plans are also available to our non-U.S. employees, and provide features necessary to comply with applicable non-U.S. tax laws.

Item 16H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III.

Item 17.  FINANCIAL STATEMENTS

Not Applicable.

Item 18.  FINANCIAL STATEMENTS

See pages F-1 to F-38.

Item 19.  EXHIBITS

1.1
Amended and Restated Articles of Association, adopted on January 24, 2008, filed by us as an Exhibit to our registration statement on Form S-8, as filed with the Securities and Exchange Commission on February 11, 2008, and incorporated herein by reference.

1.2
Amendment to Articles of Association of the Registrant incorporated by reference to Proposal 5 found in Exhibit 2 to the Form 6-K as filed with the Securities and Exchange Commission on March 1, 2012, and incorporated herein by reference.

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

4.3
Sublease Agreement Lease between the Company and Lumenis Ltd. for the site of our manufacturing facility in Yokneam, Israel, dated August 1, 2013, and an amendment dated November 21, 2013. As this sublease agreement and the amendment are written in Hebrew, a summary is being filed by us as an exhibit to this annual report on Form 20-F for the fiscal year ended December 31, 2013, as filed with the Securities and Exchange Commission.

4.4
Lease between Silicom Connectivity Solutions, Inc. and RAD Data Communications Inc., for space in Mahwah, New Jersey, dated as of September 1, 1997, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001, and incorporated herein by reference.

4.5
Sublease Agreement between Silicom Connectivity Solutions, Inc. and Radcom Equipmet, Inc., for space in Paramus, New Jersey, dated as of February 1, 2004, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on June 30, 2004, and incorporated herein by reference.

4.6
The Executive Compensation Policy of the Registrant approved by the Shareholders on July 31, 2013, filed by us as Annex A to Proposal 1 found in Exhibit 2 to the Form 6-K as filed with the Securities and Exchange Commission on June 26, 2013, and incorporated herein by reference.

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
Shaike Orbach
Chief Executive Officer

March 20, 2014

Silicom Ltd.
and its Subsidiary

Consolidated
Financial Statements

As of and for the year ended
December 31, 2013

Silicom Ltd. and its Subsidiary

Consolidated Financial Statements as of December 31, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
of Silicom Ltd.:

We have audited the accompanying consolidated balance sheets of Silicom Ltd. and its subsidiary (hereinafter - “the Company”) as of December 31, 2013 and 2012 and the related consolidated statements of operation, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013. We also have audited the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Somekh Chaikin

Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
March 18, 2014

Silicom Ltd. and its Subsidiary
Consolidated Balance Sheets as of December 31

		2012	2013
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	3	13,306	12,997
Short-term bank deposits	2E	2,527	3,000
Marketable securities	2F, 4	12,583	14,871
Accounts receivable:
Trade, net	2G	12,146	14,482
Other		2,234	2,460
Related parties		245	384
Inventories	5	14,795	28,778
Deferred tax assets	12H	47	274

Total current assets		57,883	77,246

Marketable securities	2F, 4	28,469	24,370

Assets held for employees' severance benefits	7	1,377	1,543

Deferred tax assets	12H	114	439

Property, plant and equipment ("PPE"), net	6	1,190	1,479

Intangible assets, net		-	180

Total assets		89,033	105,257

Avi Eizenman	Shaike Orbach	Eran Gilad
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Kfar-Saba, Israel
March 18, 2014

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiary

Consolidated Balance Sheets as of December 31 (Continued)

		2012	2013
	Note	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable		7,799	6,764
Other accounts payable and accrued expenses		3,914	5,134
Related parties		76	50

Total current liabilities		11,789	11,948

Long-term liability
Liability for employees' severance benefits	7	2,278	2,618

Total liabilities		14,067	14,566

Commitments and contingencies	8

Shareholders' equity	9
Ordinary shares, NIS 0.01 par value; 10,000,000 shares
authorized; 7,022,397 and 7,154,984 issued as at
December 31, 2012 and 2013, respectively;
7,007,426 and 7,140,013 outstanding as at
December 31, 2012 and 2013, respectively		21	21
Additional paid-in capital		36,065	38,626
Treasury shares (at cost) - 14,971 ordinary shares as at
December 31, 2012 and 2013		(38)	(38)
Retained earnings		38,918	52,082

Total shareholders' equity		74,966	90,691

Total liabilities and shareholders’ equity		89,033	105,257

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiary

Consolidated Statements of Operations for the Year Ended December 31

		2011	2012	2013
		US$ thousands
	Note	Except for share and per share data

Sales*	10	39,633	48,729	73,298
Cost of sales		22,430	28,849	43,865

Gross profit		17,203	19,880	29,433

Operating expenses
Research and development**		4,165	4,401	5,465
Sales and marketing		2,677	3,081	3,818
General and administrative		1,890	2,369	2,572

Total operating expenses		8,732	9,851	11,855

Operating income		8,471	10,029	17,578
Financial income, net	11	439	752	404

Income before income taxes		8,910	10,781	17,982

Income taxes	12	667	910	905

Net income		8,243	9,871	17,077

Income per share:
Basic income per ordinary share (US$)	2T	1.195	1.424	2.404

Diluted income per ordinary share (US$)		1.178	1.417	2.357

Weighted average number of ordinary
shares used to compute basic income
per share (in thousands)		6,896	6,934	7,103

Weighted average number of ordinary
shares used to compute diluted income
per share (in thousands)		6,995	6,968	7,246

* Including sales to related parties in the amount of US$ 350 thousand, US$ 558 thousand and US$ 851 thousand in 2011, 2012 and 2013, respectively.
** Including services from related parties in the amount of US$ 50 thousand, US$ 42 thousand and US$ 133 thousand in 2011, 2012 and 2013, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiary
Consolidated Statements of Changes in Shareholders' Equity

	Ordinary shares		Additional paid-in capital	Treasury shares	Retained earnings	Total shareholders’ Equity
	Number of shares(1)	US$ thousands

Balance at
January 1, 2011	6,879,688	20	34,644	(38)	20,804	55,430

Exercise of options	45,400	*-	164	-	-	164
Share-based compensation	-	-	437	-	-	437
Net income	-	-	-	-	8,243	8,243

Balance at
December 31, 2011	6,925,088	20	35,245	(38)	29,047	64,274

Exercise of options	82,338	1	276	-	-	277
Share-based compensation	-	-	544	-	-	544
Net income	-	-	-	-	9,871	9,871

Balance at
December 31, 2012	7,007,426	21	36,065	(38)	38,918	74,966

Exercise of options	132,587	*-	1,893	-	-	1,893
Share-based compensation	-	-	668	-	-	668
Dividend	-	-	-	-	(3,913)	(3,913)
Net income	-	-	-	-	17,077	17,077

Balance at
December 31, 2013	7,140,013	21	38,626	(38)	52,082	90,691

(1)	Net of 14,971 shares held by the subsidiary

*	Less than 1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiary

Consolidated Statements of Cash Flows for the Year Ended December 31

	2011	2012	2013
	US$ thousands
Cash flows from operating activities
Net income	8,243	9,871	17,077

Adjustments required to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	379	454	659
Write-down of obsolete inventory	768	873	1,926
Liability for employees' severance benefits, net	(42)	23	174
Discount of marketable securities	462	579	729
Share-based compensation expense	437	544	668
Deferred taxes	86	22	(552)
Capital (gain) loss	(6)	-	1
Changes in assets and liabilities:
Accounts receivable - trade	(1,780)	(3,741)	(2,322)
Accounts receivable - other	(717)	(537)	(114)
Accounts receivable - Related parties	(71)	(37)	(139)
Inventories	(3,801)	(4,495)	(15,909)
Trade accounts payable	250	3,828	(1,474)
Other accounts payable and accrued expenses	508	1,436	1,220
Accounts payable - Related parties	(25)	69	(26)
Net cash provided by operating activities	4,691	8,889	1,918

Cash flows from investing activities
Proceeds from (investments in) short term bank deposits, net	4,199	2,483	(473)
Purchases of property, plant and equipment	(486)	(798)	(822)
Investment in intangible assets	-	-	(100)
Proceeds from maturity of marketable securities	9,531	8,955	12,500
Purchases of marketable securities	(13,071)	(17,992)	(11,384)
Net cash provided by (used in) investing activities	173	(7,352)	(279)

Cash flows from financing activities
Exercise of options	164	277	1,893
Dividend	-	-	(3,913)
Net cash provided by (used in) financing activities	164	277	(2,020)

Effect of exchange rate changes on cash balances held	(202)	9	72

Increase (decrease) in cash and cash equivalents	4,826	1,823	(309)

Cash and cash equivalents at beginning of year	6,657	11,483	13,306
Cash and cash equivalents at end of year	11,483	13,306	12,997

Supplementary cash flow information
A. Non-cash transactions:
Investments in PPE and Intangible assets	80	9	207
B. Cash paid during the year for:
Income taxes	623	635	2,154

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiary
Notes to the Consolidated Financial Statements

Note 1 - General

Silicom Ltd. is an Israeli corporation engaged in designing, manufacturing, marketing and supporting high performance networking and data infrastructure solutions for a broad range of servers, server based systems and communications devices.

The Company’s shares have been traded in the United States on the National Association of Securities Dealers Automated Quotation System ("NASDAQ”), since February 1994 and in Israel on the Tel Aviv Stock Exchange ("TASE"), since December 2005. Since February 11, 2008, the Company's shares have been traded on the NASDAQ Global Market (prior thereto they were traded on the NASDAQ Capital Market). Since June 16, 2013 the Company's shares have been included in the Tel-Aviv 100 Index.

Silicom markets its products directly, through Original Equipment Manufacturers (“OEMs”) which sell the Company’s connectivity products under their own private labels or incorporate the Company’s products into their products.

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

Substantially all sales of the Company are made outside of Israel (see Note ##Note110A regarding geographical distribution), in US dollars ("dollars"). Most purchases of materials and components, and a significant part of the marketing costs are made or incurred, primarily in dollars. Therefore, the functional currency of the Company is the dollar.

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

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of PPE; allowances for doubtful accounts, deferred tax assets, inventory, investments, share-based compensation and other contingencies.

D.	Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less from the date of deposit to be cash equivalents.

E.	Short-term bank deposits

Short term bank deposits consist of bank deposits with original maturities of more than three months and up to twelve months.

As of December 31, 2013 the Company's short-term bank deposits consist of bank deposits in US dollars that bear fixed annual interest of 0.35% (2012 1.81%). These short-term bank deposits are held with a major Israeli bank, and their use and withdrawal are not subject to any restrictions.

F.	Marketable securities

Investment securities at December 31, 2012 and 2013 consist of corporate debt and government debt.

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

Silicom Ltd. and its Subsidiary
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

F.	Marketable securities (cont’d)

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

As of December 31, 2012 and 2013, the provision for doubtful accounts receivable amounted to US$ 20 thousand.

H.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the "weighted average-cost" method.

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

Property, plant and equipment are stated at cost Net of accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful life of the assets at the following annual rates:

%
Machinery and equipment	15 - 33
Office furniture and equipment	6 - 33
Leasehold improvements	10- 20

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

K.	Intangible assets

In 2013, the Company acquired intellectual property (the "IP") related to a Virtualization Off-Load Engine developed by Net Perform in the amount of US$ 200 thousand. The estimated useful life is 3 years. Amortization expenses recorded on a straight-line basis. The amortization of the IP in 2013 was US$ 20 thousand and the amortized cost as of December 31, 2013 was US$ 180 thousand.

L.	Long lived assets

In accordance with Impairment or Disposal of Long-Lived Assets Subsections of FASB ASC Subtopic 360-10, Property, Plant, and Equipment - Overall long-lived assets, such as property, plant, equipment and purchase intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or an asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary.

M.	Revenue recognition

Revenues from sales of products are recognized upon delivery provided that the collection of the resulting receivable is reasonably assured, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from revenues in the consolidated statements of operations.

Silicom Ltd. and its Subsidiary
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

N.	Research and development costs

Research and development costs are expensed as incurred.

O.	Royalty bearing participations

Royalty bearing participation from the Government of Israel for funding research and development activities are recognized at the time the Company is entitled to such grants based on the related cost incurred. See also Note 8A.

Royalty expenses are recognized pursuant to the sale of related products and are classified as cost of sales.

P.	Allowance for product warranty

The Company grants service warranties related to certain products to end-users. The Company estimates its obligation for such warranties to be immaterial on the basis of historical experience. Accordingly, these financial statements do not include an accrual for warranty obligations.

Q.	Treasury shares

Treasury shares are recorded at cost and presented as a reduction of shareholders' equity.

R.	Income taxes

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

S.	Share-based compensation

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

Silicom Ltd. and its Subsidiary
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

T.	Basic and diluted earnings per share

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

The following table summarizes information related to the computation of basic and diluted income per ordinary share for the years indicated.

	Year ended December 31
	2011	2012	2013
Net income attributable to ordinary shares
(US$ thousands)	8,243	9,871	17,077

Weighted average number of ordinary shares outstanding
used in basic income per ordinary share calculation	6,896,215	6,933,576	7,103,021

Add assumed exercise of outstanding dilutive potential
ordinary shares	98,377	34,729	143,011

Weighted average number of ordinary shares outstanding
used in diluted income per ordinary share calculation	6,994,592	6,968,305	7,246,032

Basic income per ordinary shares (US$)	1.195	1.424	2.404

Diluted income per ordinary shares (US$)	1.178	1.417	2.357

Number of options and warrants excluded
from the diluted earnings per share calculation
because of anti-dilutive effect	135,000	135,000	-

U.	Comprehensive Income

For the years ended December 31, 2011, 2012 and 2013, comprehensive income equals net income.

V.	Fair Value Measurements

The Company's financial instruments include mainly cash and cash equivalents, accounts receivable, short term bank deposits, marketable securities and accounts payable. The carrying amounts of these financial instruments approximate their fair value. For marketable securities fair value see Note 4.

Silicom Ltd. and its Subsidiary
Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

V.	Fair Value Measurements (cont’d)

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

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and assets held for employees’ severance benefits. Cash and cash equivalents balances of the Company, which are subject to credit risk, consist of cash accounts held with major financial institutions. Short-term bank deposits balances of the Company, which are subject to credit risk, consist of short-term bank deposits held with a major Israeli Bank. Marketable securities consist of held to maturity marketable securities issued by highly rated corporations or governmental securities. As of December 31, 2012 and 2013, the ratings of the securities in the Company's portfolio were at least A. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations). Concentrations of credit risk with respect to trade receivables are limited due to the Company’s diverse customer base and their wide geographical dispersion. The Company closely monitors extensions of credit and has never experienced significant credit losses.

Silicom Ltd. and its Subsidiary
Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

W.	Concentrations of risks (cont’d)

(2)	Dominant customers

The Company depends on a small amount of customers for its products. The Company's top three customers accounted for approximately 50% of its revenues in 2013. The Company expects that a small number of customers will continue to account for a significant portion of its revenues for the foreseeable future.

X.	Liabilities for loss contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Note 3 - Cash and Cash Equivalents

	December 31
	2012	2013
	US$ thousands

Cash	13,248	10,593
Cash equivalents *	58	2,404
	13,306	12,997

* Comprised mainly of deposits in banks as at December 31, 2012 and 2013 carrying a weighted average interest rate of 0.11% and 0.74%, respectively.

Silicom Ltd. and its Subsidiary
Notes to the Consolidated Financial Statements

Note 4 - Marketable Securities

The Company's investment in marketable securities as of December 31, 2012 and 2013 are classified as “held-to-maturity” and consist of the following:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding	Aggregate
	cost basis**	gains	(losses)	fair value*
	US$ thousands
At December 31, 2013
Held to maturity:
Corporate debt securities and
government debt securities
Current	15,015	20	(76)	14,959
Non-Current	24,617	69	(167)	24,519

	39,632	89	(243)	39,478

At December 31, 2012
Held to maturity:
Corporate debt securities and
government debt securities
Current	12,702	23	(56)	12,669
Non-Current	28,775	193	(126)	28,842

	41,477	216	(182)	41,511

*	Fair value is being determined using quoted market prices in active markets (Level 1).
**	Including accrued interest in the amount of $425K and $391K as of December 31, 2012 and 2013 respectively.

Silicom Ltd. and its Subsidiary
Notes to the Consolidated Financial Statements

Note 4 - Marketable Securities (Cont’d)

The amortized cost, gross unrealized losses and fair value of the debt securities by major interest type, mostly fixed interest, were as follows:

	December 31, 2013
		Net unrealized
		holding
	Amortized cost	gains/(losses)	Fair value
	US$ thousands

Up to 2%	34,945	(217)	34,728
2.05% - 2.951%	4,687	63	4,750
	39,632	(154)	39,478

	December 31, 2012
		Net unrealized
		holding
	Amortized cost	gains/(losses)	Fair value
	US$ thousands

Up to 2%	33,145	(84)	33,061
2.038% - 2.951%	8,332	118	8,450
	41,477	34	41,511

Activity in marketable securities in 2013	US$ thousands

Balance at January 1, 2013	41,477

Purchases of marketable securities	11,384
Discount of marketable securities	(729)
Proceeds from maturity of marketable securities	(12,500)
Balance at December 31, 2013	39,632

Silicom Ltd. and its Subsidiary
Notes to the Consolidated Financial Statements

Note 4 - Marketable Securities (Cont’d)

The following table summarizes the gross unrealized losses on investment securities for which other-than-temporary impairments have not been recognized and the fair value of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2013:

	Less than 12 months		12 months or more		Total
Held to maturity	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value

Corporate debt securities
and government debt
securities	(144)	19,313	(99)	8,112	(243)	27,425

The unrealized losses on the investments were caused by interest rate increases. The Company has the ability and intent to hold these investments until maturity and it is more likely than not that the Company will not be required to sell any of the securities before recovery; therefore these investments are not considered other than temporarily impaired.

Note 5 - Inventories

	December 31
	2012	2013
	US$ thousands

Raw materials and components	5,971	9,041
Products in process	6,908	13,081
Finished products	1,916	6,656
	14,795	28,778

Silicom Ltd. and its Subsidiary
Notes to the Consolidated Financial Statements

Note 6 - Property, Plant and Equipment, Net

	December 31
	2012	2013
	US$ thousands

Machinery and equipment	3,240	4,028
Office furniture and equipment	294	389
Leasehold improvements	441	486

Property, plant and equipment	3,975	4,903

Accumulated depreciation	(2,785)	(3,424)

Property, Plant and equipment, net	1,190	1,479

Depreciation expense for the years ended December 31, 2011, 2012 and 2013 were US$ 379 thousand, US$ 454 thousand and US$ 639 thousand, respectively.

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

D.	Expenses recorded with respect to employees' severance payments for the years ended December 31, 2011, 2012 and 2013 were US$ 304 thousand, US$ 382 thousand and US$ 578 thousand, respectively.

Silicom Ltd. and its Subsidiary
Notes to the Consolidated Financial Statements

 Note 8 - Commitments and Contingencies

A.	Royalty commitments

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

The Company’s total outstanding obligation in respect of royalty-bearing participations received or accrued, net of royalties paid or accrued before interest, amounted to approximately US$ 2,960 thousand as at December 31, 2013 (US$ 2,960 thousand as at December 31, 2012).

B.	Lease commitments

The premises and facilities occupied by the Company are leased under various operating lease agreements. Furthermore, the Company has entered into several operating lease agreements for motor vehicles in Israel.

The agreements are in New Israeli Shekel (NIS) or in NIS, linked to the Israeli Consumer Price Index.

The minimum future rental payments under the above leases at exchange rates in effect on December 31, 2013, are as follows:

US$ thousands
Year ended December 31
2014	944
2015	634
2016 and on	491

Of the amounts above, US$12 thousand in 2014, relate to related parties.

Rental expenses under the lease agreements for the years ended December 31, 2011, 2012 and 2013 were US$ 632 thousand, US$ 676 thousand and US$ 837 thousand, respectively.

C.           Credit line

The Company has one line of credit provided to it by a bank (approximately US$ 160 thousand). The bank is allowed to cancel or change the line of credit with no advance notice. As at December 31, 2013, this credit line has not been used.

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

Share based compensation

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

On October 21, 2013 the Board resolved to adopt the Global Share Incentive Plan (2013) (the "2013 plan") and to reserve up to 500,000 ordinary shares for issuance under the Plan to employees, directors, officers and consultants of the Company or of any subsidiary or affiliate of the Company. Grants under the 2013 Plan, whether as options, restricted stock units, restricted stock or other equity based awards, including their terms, are subject to the Board of Directors' approval. Grants to directors and certain other officers are generally subject to the approvals of the Compensation Committee as well as Board of Directors, and grants to directors or a CEO (and under certain circumstances certain other officers) will also have to be approved by the Shareholders.

Silicom Ltd. and its Subsidiary
Notes to the Consolidated Financial Statements

Note 9 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

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
Gains on awards granted under the plans are subjected to capital gains tax of 25% to be paid by the employee, and the Company is not entitled to a tax deduction.

Silicom Ltd. and its Subsidiary
Notes to the Consolidated Financial Statements

Note 9 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

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

3.	No expenses were incurred during the year ended December 31, 2013 in relation to this grant. As at December 31, 2013, all expenses related to this grant were recognized.

Silicom Ltd. and its Subsidiary
Notes to the Consolidated Financial Statements

Note 9 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

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

3.
Compensation expenses incurred during the year ended December 31, 2013 in relation to this grant were approximately US$ 149 thousand. As at December 31, 2013, all expenses related to this grant were recognized.

Silicom Ltd. and its Subsidiary
Notes to the Consolidated Financial Statements

Note 9 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

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

3.
Compensation expenses incurred during the year ended December 31, 2013 in relation to this grant were approximately US$ 519 thousand. As at December 31, 2013, there was approximately US$ 566 thousand of unrecognized compensation costs related to this grant to be recognized over a weighted average period of 1.19 years.

Silicom Ltd. and its Subsidiary
Notes to the Consolidated Financial Statements

Note 9 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

G.	The following table summarizes information regarding stock options as at December 31, 2013:

	Options outstanding		Options exercisable
		Weighted average		Weighted average
		remaining		remaining
Exercise price	Number	contractual life	Number	contractual life
US$	of options	(in years)	of options	(in years)

18.82	42,500	4.97	42,500	4.97
15.28	230,250	6.70	-	-

	272,750		42,500

The aggregate intrinsic value of options outstanding as of December 31, 2012 and 2013 is US$ 1,199 thousand and US$ 8,152 thousand, respectively.

The aggregate intrinsic value of options exercisable as of December 31, 2012 and 2013 is US$ 566 thousand and US$ 1,143 thousand, respectively.

The total intrinsic value of options exercised during the year ended December 31, 2012 and 2013, is US$ 1,191 thousand and US$ 1,119 thousand, respectively.

The intrinsic value of the options at the date of grant is zero.

Silicom Ltd. and its Subsidiary
Notes to the Consolidated Financial Statements

Note 9 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

H.	The stock option activity under the abovementioned plans is as follows:

			Weighted
		Weighted	average
	Number	average	grant date
	of options	exercise price	fair value
		US$	US$

Balance at January 1, 2011	305,825

Exercised	(45,400)	3.62	1.75
Forfeited	(3,000)	16.32	7.54

Balance at December 31, 2011	257,425

Granted	240,000	15.28	6.54
Exercised	(82,338)	3.35	1.81
Forfeited	(2,000)	15.28	6.54

Balance at December 31, 2012	413,087

Exercised	(132,587)	14.28	6.61
Forfeited	(7,750)	15.28	6.54

Balance at December 31, 2013	272,750
Exercisable at December 31, 2013	42,500

I.	During 2011, 2012 and 2013, the Company recorded share-based compensation expenses. The following summarizes the allocation of the stock-based compensation expenses:

	Year ended December 31
	2011	2012	2013
	US$ thousands	US$ thousands	US$ thousands

Cost of sales	24	46	103
Research and development costs	96	130	193
Selling and marketing expenses	134	159	177
General and administrative expenses	183	209	195

	437	544	668

Silicom Ltd. and its Subsidiary
Notes to the Consolidated Financial Statements

Note 10 - Sales

A.	Information on sales by geographic distribution: The Company has one operating segment. Sales are attributed to geographic distribution based on the location of the customer.

	Year ended December 31
	2011	2012	2013
	US$ thousands

North America	29,627	33,606	55,655
Europe	5,174	7,277	9,257
Rest of the world	4,832	7,846	8,386

	39,633	48,729	73,298

   All property, plant and equipment are located in Israel.

B.	Sales to single customers exceeding 10% of sales (US$ thousands):

	Year ended December 31
	2011	2012	2013
	US$ thousands

Customer “A”	4,882	10,809	24,512
Customer “B”	4,195	8,714	*

*	Less than 10% of sales.

Note 11 - Financial Income (Expenses), Net

	Year ended December 31
	2011	2012	2013
	US$ thousands

Interest income	1,292	1,360	1,290
Interest expenses	(499)	(561)	(643)
Exchange rate differences, net	(231)	96	(89)
Bank charges	(123)	(143)	(154)

	439	752	404

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

Presented hereunder are the tax rates relevant to the Company in the years 2011-2013:

2011 – 24%
2012 – 25%
2013 – 25%

On August 5, 2013 the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014.

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

Silicom Ltd. and its Subsidiary
Notes to the Consolidated Financial Statements

Note 12 - Taxes on Income (cont’d)

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the “Law”) (cont'd)

1.	Rates (cont'd)

b.
In the event of distribution by the Company of cash dividends out of its retained earnings that were tax exempt due to the “Approved Enterprise” or "Benefited Enterprise" (See Note 12C 4) status, the Company would be subjected to a maximum of 25% corporate tax on the amount distributed, and a further 15% withholding tax would be deducted from the amounts distributed to the shareholders.

Out of the Company’s retained earnings as of December 31, 2013 and 2012, approximately US$ 50,683 thousand and US$ 30,779 thousand are tax-exempt respectively, due to “Approved Enterprise” and "Benefited Enterprise" status. If such tax-exempt income is distributed by cash dividend (including a liquidation dividend), it would be taxed at the reduced corporate tax rate applicable to such profits (up to 25%) and an income tax liability of up to approximately US$ 12,671 thousand and US$ 7,695 thousand would be incurred as of December 31, 2013  and 2012, respectively. The Company anticipates that any future dividends distributed pursuant to its dividend policy, will be distributed from income sources which will not impose additional tax liabilities on the company. The Company intends to reinvest the amount of its tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise" or "Benefited Enterprise" as the undistributed tax exempt income is essentially permanent in duration.

c.
Should the Company derive income from sources other than the “Approved Enterprise” or "Benefited Enterprise" during the relevant period of benefits, such income will be taxable at the regular corporate tax rates for the applicable year.

2.	Accelerated depreciation

The Company is entitled to claim accelerated depreciation for a period of five years in respect of property, plant and equipment of an “Approved Enterprise” and "Benefited Enterprise". The Company has not utilized this benefit to date.

3.	Conditions for entitlement to the tax benefits

Entitlement to the tax benefits of the Company’s “Approved Enterprise” and "Benefited Enterprise" is dependent upon the Company fulfilling the conditions stipulated by the Law and the regulations published thereunder, as well as the criteria set forth in the approval for the specific investment in the Company’s “Approved Enterprise”.

Silicom Ltd. and its Subsidiary
Notes to the Consolidated Financial Statements

Note 12 - Taxes on Income (cont’d)

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the “Law”) (cont'd)

3.	Conditions for entitlement to the tax benefits (cont'd)

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

On March 30, 2005, the Israeli Parliament approved a reform of the above Law. The primary changes are as follows:

(a)
Companies that meet the criteria of the “Benefited Enterprise” (formerly known as Alternative Path of “Approved Enterprise”) benefits will receive those benefits without prior approval. In addition, there will be no requirement to file reports with the Investment Center. Companies will be required to notify the Israeli Tax Authorities regarding the implementation of the “Benefited Enterprise”. Audits will take place via the Israeli Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.

(b)
Tax benefits of the “Benefited Enterprise” comparing to regular corporate tax regulations, include lower tax rates or no tax depending on the area and the path chosen, lower tax rates on dividend income and accelerated tax depreciation. The tax benefits do not differ from those prior the amendment.

(c)
In order to receive the tax benefits in the Grant Path or the “Benefited Enterprise”, the “Industrial Company” must contribute to the economic independence of Israel’s economy in one of the following ways:

1.	Its primary activity is in the Biotechnology or Nanotechnology fields and pre-approval is received from the head of research and development at the Office of the Chief Scientist;

2.	Its revenue from a specific country is not greater than 75% of its total revenues that year;

3.	25% or more of its revenues are derived from a specific foreign market of at least 14 million residents.

(d)	Upon the establishment of a “Benefited Enterprise”, an investment of at least NIS 300 thousand in production machinery and equipment within three years is required.

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

The Amendment provides that only companies in Development Area A will be entitled to the grants track and that they will be entitled to receive benefits under this track and under the tax benefits track at the same time. In addition, the existing tax benefit tracks were eliminated (the tax exempt track, the “Ireland track” and the “Strategic” track) and two new tax tracks were introduced in their place, a “Preferred Enterprise” and a “Special Preferred Enterprise”, which mainly provide a uniform and reduced tax rate for all the company’s income entitled to benefits, such as: for a “Preferred Enterprise” – in the 2011-2012 tax years – a tax rate of 10% for Development Area A and of 15% for the rest of the country, in the 2013-2014 tax years – a tax rate of 7% for Development Area A and of 12.5% for the rest of the country, and as from the 2015 tax year – 6% for Development Area A and 12% for the rest of the country. Furthermore, an enterprise that meets the definition of a “Special Preferred Enterprise” is entitled to benefits for a period of 10 consecutive years and a reduced tax rate of 5% if it is located in Development Area A or of 8% if it is located in a different area.

Silicom Ltd. and its Subsidiary
Notes to the Consolidated Financial Statements

Note 12 - Taxes on Income (cont’d)

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the “Law”) (cont'd)

4.	Amendments to the Law (cont'd)

On August 5, 2013 the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013, which cancelled the planned tax reduction so that as from the 2014 tax year the tax rate on preferred income will be 9% for Development Area A and 16% for the rest of the country. Furthermore, an enterprise that meets the definition of a “Special Preferred Enterprise” is entitled to benefits for a period of 10 consecutive years and a reduced tax rate of 5% if it is located in Development Area A or of 8% if it is located in a different area.

The Amendment also provides that no tax will apply to a dividend distributed out of preferred income to a shareholder that is a company, for both the distributing company and the shareholder. A tax rate of 15% shall apply to a dividend distributed out of preferred income to an individual shareholder or foreign resident, subject to double taxation prevention treaties. The Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013 raised to 20% the tax rate on a dividend distributed to an individual and foreign resident out of preferred income as from January 1, 2014.

Furthermore, the Amendment provides relief with respect to the non-payment of tax on a dividend received by an Israeli company from profits of an approved/alternative/beneficiary enterprise that accrued in the benefits period according to the version of the law before its amendment, if the company distributing the dividend notifies the tax authorities by June 30, 2015 that it is applying the provisions of the Amendment and the dividend is distributed after the date of the notice (hereinafter – “the relief”). Furthermore, a distribution from profits of the exempt enterprise will be subject to tax by the distributing company.

The Company complies with the conditions provided in the amendment to the Law for the Encouragement of Capital Investments for inclusion in the scope of the tax benefits track. The Company intends to implement the Amendment as from the 2014 tax year. Therefore, the deferred tax balances as at December 31, 2013 were adjusted by the amount of US$ 399 thousand.

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

For the Israeli jurisdiction the Company has final tax assessments for all years up to and including the tax year ended December 31, 2012.  For the US Federal jurisdictions, the subsidiary has final tax assessments for all years up to and including the tax year ended December 31, 2009. For the New-Jersey state jurisdiction, the subsidiary has final tax assessments for all years up to and including the tax year ended December 31, 2008. For the California state jurisdiction, the subsidiary has open tax assessments for 2011 through 2013.

G.	Income before income taxes and income taxes expense (benefit) included in the consolidated statements of operations

	Year ended December 31
	2011	2012	2013
	US$ thousands

Income before income taxes:
Israel	8,899	10,086	16,857
Foreign jurisdiction	11	695	1,125
	8,910	10,781	17,982

Current taxes:
Israel	619	784	949
Foreign jurisdiction	-	116	479
	619	900	1,428

Tax (benefits) expenses relating to prior years:
Israel	(38)	(12)	29

Deferred taxes:
Israel	73	(3)	(552)
Foreign jurisdiction	13	25	-
	86	22	(552)

Income tax expense	667	910	905

Silicom Ltd. and its Subsidiary
Notes to the Consolidated Financial Statements

Note 12 - Taxes on Income (cont’d)

H.	Deferred income taxes

The tax effects of significant items comprising the Company’s deferred tax assets are as follows:

	December 31	December 31
	2012	2013
	US$ thousands	US$ thousands

Deferred tax assets:
Accrued employee benefits	147	248
Research and development costs	8	458
PPE	5	5
Other	1	2
Total gross deferred tax assets	161	713

Net deferred tax assets	161	713

Current	47	274
Non-current	114	439
Total	161	713

Silicom Ltd. and its Subsidiary
Notes to the Consolidated Financial Statements

Note 12 - Taxes on Income (cont'd)

I.	Reconciliation of the statutory tax expense to actual tax expense

	Year ended December 31
	2011	2012	2013
	US$ thousands

Income before income taxes	8,910	10,781	17,982
Statutory tax rate in Israel	24%	25%	25%
	2,138	2,695	4,496

Increase (decrease) in taxes resulting from:
Non-deductible operating expenses	123	159	205
Prior year adjustments	(38)	(12)	29
Change in valuation allowance	12	(63)	-
Tax effect due to "Approved Enterprise" status	(1,640)	(2,063)	(4,396)
Taxes related to foreign jurisdictions	-	30	198
Changes in tax rate	65	(58)	399
Other	7	222	(26)

Income tax expense	667	910	905

J.	Accounting for uncertainty in income taxes

ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. This standard prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position.

During 2011, 2012 and 2013 the Company and its subsidiary did not have any unrecognized tax benefits and thus, no related interest and penalties were accrued.

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

Note 14 - Subsequent Events

On March 18, 2014 Silicom's Board of Directors declared a dividend of US $1.00 per share payable on April 17, 2014 to shareholders of record as of April 3, 2014, and in the aggregate amount of approximately US $7.2 million for 2013.

Since January 2, 2014 the company's shares have been traded on the NASDAQ Global Select Market (prior thereto they were traded on the NASDAQ Global Market).