Form 20-F
period 2014-12-31
SILICOM LTD.
filed 2015-03-24
CIK 916793

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report……………….. For the transition period from to

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

 7,218,633

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

As used herein or any in any document incorporated by reference hereto, the “Company”, “Silicom Ltd.”, “Silicom”, “Registrant”, “we”, “us”, or “our” refers to Silicom Ltd. and its subsidiaries. We have prepared our consolidated financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States. All references herein to “dollars” or “$” are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

Table of Contents

PART I.	6

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	6

ITEM 3. KEY INFORMATION	6
A. Selected Financial Data	6
B. Capitalization and indebtedness	9
C. Reason for the offer and use of proceeds	9
D. Risk Factors	9

ITEM 4. INFORMATION ON THE COMPANY.	24
A. History and Development of the Company	24
B. Business Overview	25
Principal Markets	29
Manufacturing and Suppliers	29
Marketing Channels	31
Patents and Licenses	33
Competition	34
Governmental Regulation Affecting the Company	35
C. Organizational Structure	36
D. Property, Plant and Equipment	36

ITEM 4A. UNRESOLVED STAFF COMMENTS	37

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	37
Critical Accounting Policies	37
A. Operating Results	40
Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets	43
B. Liquidity and Capital Resources	44
C. Research and development, patents and licenses, etc.	45
D. Trend Information	47
E. Off-Balance Sheet Arrangements	48
F. Tabular disclosure of contractual obligations	49

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	50
A. Directors and Senior Management	50
B. Compensation	52
C. Board Practices	54
Board of Directors	56
External Directors	56
Audit Committee	60
Compensation Committee	61
Internal Auditor	66
D. Employees	66
E. Share Ownership	68

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	69
A. Major Shareholders	69
B. Related Party Transactions	70

ITEM 9. THE OFFER AND LISTING	75
A. Offer and listing details	75
Markets and Share Price History	75

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	103
Interest Rate Risk	103
Foreign Currency Exchange Risk	103

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	105

PART II.	105

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	105

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	105

ITEM 15. CONTROLS AND PROCEDURES	105
Disclosure Controls and Procedures	106
Management's Annual Report on Internal Control over Financial Reporting
Inherent Limitations on Effectiveness of Controls	106
Changes in Internal Control over Financial Reporting	107

PART I.

Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.    KEY INFORMATION

A.           Selected Financial Data

The selected data presented below under the captions “Consolidated Statements of Operations Data” and “Consolidated Balance Sheets Data” for and as of the end of each of the years in the five-year period ended December 31, 2014, are derived from our audited consolidated financial statements. The consolidated financial statements as of December 31, 2014 , and for each of the years in the three-year period ended December 31, 2014, and the report thereon, are included elsewhere in this annual report. The selected data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto, which are set forth in Item 18 – “Financial Statements” and the other financial information appearing elsewhere in this annual report.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

	2010	2011	2012	2013	2014
Sales	$30,399	$39,633	$48,729	$73,298	$75,622
Cost of sales	17,490	22,430	28,849	43,865	44,835
Gross profit	12,909	17,203	19,880	29,433	30,787
Research and development costs	3,280	4,165	4,401	5,465	6,480
Sales and marketing expenses	2,207	2,677	3,081	3,818	4,418
General and administrative expenses	1,523	1,890	2,369	2,572	2,843
Total operating expenses	7,010	8,732	9,851	11,855	13,741
Operating income	5,899	8,471	10,029	17,578	17,046
Financial income, net	617	439	752	404	263
Income before income taxes	6,516	8,910	10,781	17,982	17,309
Income tax expenses	801	667	910	905	2,704
Net income(1)	5,715	8,243	9,871	17,077	14,605
Income per share
Basic income per ordinary share	$0.838	$1.195	$1.424	$2.404	$2.033
Diluted income per ordinary share	$0.824	$1.178	$1.417	$2.357	$1.996
Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,821	6,896	6,934	7,103	7,184
Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	6,938	6,995	6,968	7,246	7,319

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

CONSOLIDATED BALANCE SHEET DATA

	2010	2011	2012	2013	2014
Total assets	$63,479	$72,865	$89,033	$105,257	$122,436
Total current liabilities	$5,827	$6,438	$11,789	$11,948	$19,006
Long-term liability	$2,222	$2,153	$2,278	$2,618	$2,698
Shareholders' equity	$55,430	$64,274	$74,966	$90,691	$100,732
Capital stock	$20	$20	$21	$21	$21
Number of ordinary shares issued(1)	6,894,659	6,940,059	7,022,397	7,154,984	7,233,604

(1) Including 14,971 held by one of our subsidiaries - Silicom Connectivity Solutions, Inc. Under the Israeli Companies Law 5759-1999 (the "Companies Law") these shares held by such subsidiary are non-voting shares.

The following table sets forth information regarding the exchange rates of U.S. dollars per NIS for the periods indicated. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

	NIS per U.S. $
Year Ended December 31,	High	Low	Average	Period End
2014	3.994	3.402	3.577	3.889
2013	3.728	3.471	3.601	3.471
2012	4.028	3.715	3.844	3.733
2011	3.821	3.395	3.582	3.821
2010	3.875	3.549	3.732	3.549

The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months.

	NIS per U.S. $
Month	High	Low	Average	Period End
February 2015	3.966	3.844	3.892	3.966
January 2015	3.998	3.889	3.689	3.924
December 2014	3.994	3.889	3.931	3.889
November 2014	3.889	3.782	3.829	3.889
October 2014	3.793	3.644	3.736	3.784
September 2014	3.395	3.578	3.6271	3.695

The NIS to U.S. Dollar exchange rate on February 28, 2015, as published by the Bank of Israel, was NIS 3.966.

Dividends

Prior to 2013, we had not paid dividends to our shareholders. On January 14, 2013, we announced that our Board of Directors adopted a policy for distributing dividends, subject to all applicable laws. According to this policy, each year we will distribute a dividend of up to 50% of our annual distributable profits. As part of the stated policy, the Company's Board of Directors reserves the right to declare additional dividend distributions, to change the rate of dividend distributions (either as a policy or on a one-time basis), to cancel a specific distribution or to cancel the policy as a whole at any time, at its sole discretion. The actual distribution of a dividend will be subject to meeting the conditions required by applicable law, including the distribution tests set forth in Section 302 of the Companies Law, and to the specific decision of the Company's Board of Directors for each distribution. Future dividend policies will be reviewed by the Board of Directors based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. Our ability to pay cash dividends may be restricted by instruments governing any of our obligations.

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

On March 23, 2015 our Board of Directors declared a continuing dividend for 2014 of US $1.00 per share payable on April 21, 2015 to shareholders of record at the close of the NASDAQ Global Select Market on April 6, 2015, and in the aggregate amount of approximately US $7.3 million for 2014. Taxes were withheld at source by the Company as required pursuant to Israeli law.

For more information on the taxation of dividends generally, and for our calculation of the tax withheld on the 2013 dividend, see the section entitled “Taxation of Dividends” in Section 10.E “Taxation”.

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

While we believe that we address the above needs with a comprehensive suite of products, many factors may affect the market acceptance of cloud-based and cloud-focused solutions, and/or the acceptance of add-on products incorporated into such solutions.  Some of these factors include the possibility of seeing a reduction in the number of physical servers and appliances required by the providers of cloud based or virtualized solutions, or the evolving of different architecture designs which provide for functionality our products offer without the need for add on adapters.

If significant organization providing Cloud based solutions or other virtualized networks do not perceive the benefits of our cloud-focused and virtualized network based solutions, or if our competitors or new market entrants are able to develop solutions for this segment that do not require add on products such as ours, or offer features that are, or are perceived to be, more effective than ours, this trend of moving towards the cloud but without needing our products for use in such virtualization environments would have a material adverse effect on our business, results of operations and financial condition

The market for our products is highly competitive and some of our competitors may be better positioned than we are.

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

We depend on a small amount of customers for our products. Our top three customers accounted for approximately 41% of our revenues in 2014 (out of which our top customer accounted for approximately 24% of our revenues in 2014). We expect that a small number of customers will continue to account for a significant portion of our revenues for the foreseeable future. Loss or cancellation of business from, significant changes in deliveries to, or decreases in the prices of services sold to, one or more of our key customers has, in the past, significantly reduced our revenues for a reporting period and could, in the future, harm our margins, financial condition and business.

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

Although in the past we have resolved a claim of infringement through a license agreement, the terms of which did not have a material effect on our business, any infringement claim or other litigation against us, including a successful pursuit of the aforesaid claim recently filed against our US subsidiary, could seriously harm our business, operating results and financial condition. While there are no other lawsuits or other claims currently pending against us or our subsidiaries regarding the infringement of patents or intellectual property rights of others, except for any such claims or legal proceedings that, if adversely determined, would not adversely affect the use or exploitation of such intellectual property right by: (i) any of our subsidiaries - Fiberblaze A/S, a Danish company with the CVR no. 31 30 12 70 ("Fiberblaze") and Fiberblaze US LLC, a limited liability company incorporated in the State of New York, Taxpayer ID TF7183404 ("Fiberblaze US"), being a 100% owned subsidiary of Fiberblaze; or (ii) the creation, development, manufacturing, marketing, provision, distribution, licensing, or sale of any product or service created, developed, manufactured or otherwise provided by any of Fiberblaze or Fiberblaze US, we have been a party to such claims in the past and may be party to such claims in the future.

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

The Dodd-Frank Wall Street Reform and Consumer Protection Act included disclosure requirements regarding the use of "conflict" minerals mined from the Democratic Republic of Congo and adjoining countries (“DRC”) and procedures regarding a manufacturer's efforts to prevent the sourcing of such "conflict" minerals. These requirements will require companies to diligence, disclose and report whether or not such “conflict” minerals originate from the DRC. The implementation of these requirements could adversely affect the sourcing, availability and pricing of minerals such as cassiterite, wolframite, coltan, and gold which are used in the manufacture of certain components used in our products. As a result, this could limit the pool of suppliers who can provide us DRC "conflict free" components and parts, and we may not be able to obtain DRC "conflict free" products or supplies in sufficient quantities for our operations. Also, because our supply chain is complex, we may face reputational challenges with our customers, shareholders and other stakeholders if we are unable to sufficiently verify the origins for the minerals used in our products.  In such event, we may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict mineral free. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products. For additional information see "Item 4 Information on the Company – Business Overview."

Risks Relating to Operations in Israel and Internationally

The tax benefits available to us under Israeli law require us to meet several conditions and apply plan administration rules, and may be terminated or reduced in the future, which would increase our taxes.

Our production facilities have been granted “Benefited Enterprise” status and since and as such, we are entitled to certain tax benefits. To be eligible for these tax benefits, we must meet conditions and apply plan administration rules. If we fail to meet these conditions in the future, the tax benefits would be canceled and we could be required to refund any tax benefits we might already have received. These tax benefits may not be continued in the future at their current levels, or at any level. In recent years, the Israeli government has reduced the benefits available and has indicated that it may further reduce or eliminate some of these benefits in the future. The termination or reduction of these benefits may increase our income tax expense in the future. To the best of our knowledge, to date we have met the conditions for benefits under our “Benefited Enterprise” program in all material respects. There can be no assurance, however, that we will continue to meet such conditions in the future. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2013 was 25.0% and was increased to 26.5% for 2014 and thereafter. See Item 10 "Additional Information – Taxation – Law for the Encouragement of Capital Investments, 1959" for more information about our "Benefited Enterprise" status.

The political environment and hostilities in Israel could harm our business.

Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and the Arab countries in the region. This state of hostility has varied in degree and intensity over time. There has also been conflict and unrest between Israel, the Palestinian Authority and certain terrorist groups operating within the Palestinian Authority and Lebanon. In addition, internal conflicts within neighboring counties such as Egypt and Syria also affect Israel, both directly and indirectly. A significant increase in violence began in September 2000 and has continued with varying levels of severity through 2013, such as Israel’s war with the Hezbollah militant group in July and August of 2006. In December 2008 and January 2009 there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel. Similar hostilities accompanied by missiles being fired from the Gaza Strip into Southern Israel, as well at areas more centrally located near Tel Aviv and at areas surrounding Jerusalem, occurred during November 2012. During the summer of 2014, another escalation in violence among Israel, Hamas, the Palestinian Authority and other groups took place. This escalation became known as "Operation Protective Edge", which resulted in missiles being fired from the Gaza Strip into Southern and Central Israel, as well as civil insurrection of Palestinians in the West Bank. Since February 2011, Egypt has experienced political turbulence and an increase in terrorist activity in the Sinai peninsula, following the resignation of Hosni Mubarak as president. This included protests throughout Egypt, and the appointment of a military regime in his stead, followed by the elections to parliament which brought groups affiliated with the Muslim Brotherhood (which had been previously outlawed by Egypt), and the subsequent overthrow of this elected government by a military regime instead. Such political turbulence and violence may damage peaceful and diplomatic relations between Israel and Egypt, and could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region, including Syria which shares a common border with Israel, and is affecting the political stability of those countries. Since April 2011, internal conflict in Syria has escalated, and evidence indicates that chemical weapons have been used in the region. Intervention may be contemplated by outside parties in order to prevent further chemical weapon use. This instability and any intervention may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries, and may have the potential for additional conflicts in the region. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon. Iran is known to support the government of Syria in its battles against various rebel militia groups in Syria. Furthermore, 2014 saw the rise of an Islamic fundamentalist group, known as ISIS. Following swift conquering operations, ISIS gained control of vast areas in the Middle East, including in Iraq and Syria, which contributed to the turmoil experienced in these areas. As a result, the United States armed forces have recently engaged in limited operations to eradicate ISIS. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Furthermore, several countries still restrict trade with Israeli companies and additional countries may impose such restrictions as a result of changes in the military and/or political conditions in Israel and/or the surrounding countries, which may limit our ability to make sales in, or purchase components from, those countries. Any future armed conflict, political instability, continued violence in the region or restrictions could have a material adverse effect on our business, operating results and financial condition. While such hostilities did not in the past have a material adverse impact on our business, we cannot guarantee that hostilities will not be renewed and have such an effect in the future. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital or obtain components used in our products. Since many of our facilities are located in Israel, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Any insurance coverage we may have may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. Any future armed conflict or political instability in the region would likely negatively affect business conditions and harm our results of operations.

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

Substantially all of our international sales are denominated in U.S. dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions, and changes in tariffs and freight rates. Our U.S. dollar costs in Israel and Denmark will increase further to the extent that inflation in Israel and Denmark exceeds the devaluation of the NIS and Danish Krone ("DKK"), respectively, against the dollar, if the timing of such devaluation lags behind inflation in Israel or Denmark, or if the dollar devalues against the NIS or DKK.

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

We have announced a dividend policy for distributing up to 50% of our annual distributable profits as a dividend. Our Board of Directors declared a dividend for 2012 which was distributed in April 2013, for 2013 which was distributed in April 2014, as well as for 2014 which will be distributed in April 2015. Our ability to distribute dividends in the future may be adversely affected by the risk factors described in this report. As part of the stated dividend policy, the Company's Board of Directors reserves the right to declare additional dividend distributions, to change the rate of dividend distributions (either as a policy or on a one-time basis), to cancel a specific distribution or to cancel the policy as a whole at any time, at its sole discretion. Any dividend will depend on our earnings, capital requirements, financial condition and other business and economic factors affecting us at the time as our board of directors may consider relevant. Our ability to pay cash dividends may be restricted by instruments governing any of our obligations. We are restricted by Israeli law to pay dividends in any fiscal year only out of “profits,” as defined by the Israeli Companies Law, unless otherwise authorized by an Israeli court, and provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations. There is no assurance that we will be able to continue paying dividends or increase our payment of dividends in the future, nor is there any assurance that our Board of Directors will not change our dividend policy in the future. If we are unable to fulfill our stated dividend policy, or pay dividends at levels anticipated by investors in our shares, the market price of our shares may be negatively affected and the value of our shareholders’ investment may be reduced. See “Item 8.A Consolidated Statements and Other Financial Information”, under the caption “8A – Dividend Policy” for additional information regarding the payment of dividends.

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

Our investment portfolio currently consists of corporate debt securities and government debt securities, which the Company classified at December 31, 2014 as "held-to-maturity". As of December 31, 2014, we hold approximately US$ 35.5 million in corporate debt securities and government debt securities.

Due to possible significant disruptions in the financial and credit markets, the corporate debt securities in our portfolio are subject to a possible increased risk of default due to bankruptcy, lack of liquidity, operational failure or other factors affecting the issuers of those securities.  In addition, securities in our portfolio are subject to other risks, such as credit, liquidity, market and interest rate risks, which may be exacerbated by the recent market disruptions, and which may impair the assets. We may be required to adjust the carrying value of our investment securities due to a default, lack of liquidity or other event, if the event constitutes an impairment which is considered to be other-than-temporary. As of December 31, 2014, we were not required to adjust the carrying value of our investment securities since there were no other-than-temporary impairments.

This loss would be recorded in our consolidated statement of operations which could materially adversely impact our consolidated results of operations and financial condition.

Item 4.    INFORMATION ON THE COMPANY.

A.           History and Development of the Company

Our legal and commercial name is Silicom Ltd. We were incorporated under the laws of the State of Israel in 1987, and we operate under Israeli law and legislation. Our registered and principal executive offices are located in Israel at 8 Hanagar Street, Kfar Sava, Israel 4442537, and our telephone number is +972-(0)9-764-4555.

Our shares have been listed on the NASDAQ Global Select Market since January 2, 2014 under the ticker symbol “SILC”. Prior thereto our shares were listed on the NASDAQ Global Market (previously known as the NASDAQ National Market) under the ticker symbol “SILC” (and previously “SILCF”) from February 11, 2008. Prior thereto, our shares were listed on the NASDAQ Capital Mark.et (previously known as the NASDAQ Small-Cap).  On December 20, 2005, we obtained the approval of the Tel Aviv Stock Exchange, or TASE, for the listing of our shares on TASE. Trading of our shares on TASE commenced on December 27, 2005. Our shares are currently included in the Tel-Aviv 100 index and in the Tel-Aviv Tech-Elite index. See Item 9. “The Offer and Listing - Markets and Share Price History”.

In March 2014, we filed a "shelf" registration statement with the Securities and Exchange Commission, or SEC. We may sell up to $80,000,000 of our ordinary shares in one or more offerings pursuant to this registration statement.

In December 2014, we entered into a share purchase agreement with Fiberblaze, Nikolaj Herman, Fiberblaze Holding APS, a Danish company with the CVR no. 31 28 29 26, Hilmer APS, a Danish company with the CVR no. 31 28 49 96, and Jakob Hilmer, for the Purchase of the entire share capital of Fiberblaze and Fiberblaze US (the "Fiberblaze SPA") in consideration for an amount equal to $10,161,000, plus such additional amounts in the event Fiberblaze meets pre-determined criteria. For additional information regarding the Fiberblaze SPA, see "Item 10 – Additional Information – Material Contracts."

Principal capital expenditures and divestitures

From January 1, 2014 to December 31, 2014, our capital expenditures totaled approximately $16,682 thousand (compared to $929 thousand during 2013 and $807 thousand during 2012), of which approximately $1,179 thousand (compared to $788 thousand during 2013 and $655 thousand during 2012) can be attributed to machinery and equipment, approximately $659 thousand (compared to $141 thousand during 2013 and $152 thousand during 2012) can be attributed to office furniture and equipment and leasehold improvements, and approximately $14,844 thousand can be attributed to the Fiberblaze SPA. We have financed our capital expenditures from our available internal resources, and expect to continue to finance our capital expenditures in a similar manner in 2015.

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
(ii)
Intelligent and programmable cards, with features such as encryption, acceleration, data compression, redirection, time stamping, network capture solutions, FPGA based ultra-low latency solutions, and/or other offload features (Smart Adapters);

(iii)	Stand-alone Bypass Switches (mostly Intelligent bypass switches); and
(iv)
The patented SETAC (Server To Appliance Converter) product family, a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and easy port modularity, including Switched SETAC.

Server Adapters

We have developed a line of products for the server networking industry which facilitates interaction between servers and switches, allowing them to communicate with each other through a larger number of ports and with higher performance than their original manufacturer designed capabilities. Our designs have resulted in powerful products that allow server-based systems to fully exploit the high speed potential of 1/10/40/100 Gigabit Ethernet. The products have either one, two, four, six or eight ports, which plug into the servers which need to have such capabilities.

Following demands from customers and potential customers, we also designed some of these same server adapter products with a bypass feature. Intended for mission-critical environments, Silicom’s 1/10/40/100 Gigabit Ethernet Bypass Networking Cards feature innovative bypass circuitry to maintain continuity of network connectivity in the event of an appliance failure. Upon the occurrence of an appliance failure, the card’s bypass mechanism automatically reroutes traffic to bypass faulty components, enabling customers to have reliable and always available network accessibility. As with all of Silicom’s 1/10/40/100 Multiport Gigabit Ethernet Networking Cards, the Bypass Cards also improve server throughput and performance during normal operations by introducing more ports and better throughput while reducing network congestion, simplifying network management, and minimizing CPU utilization.

Smart Adapters

Our Smart Adapter products include server adapters such as: (a) redirector cards, (b) encryption and data compression hardware acceleration cards, (c) time stamping cards (d) Network processor acceleration cards (e) VHIO – a product off-loading virtualization switching from the CPU, and (f) network capture solutions, FPGA based ultra-low latency solutions, and mobile OSS solutions.

Our redirector cards improve performance by: (a) enabling traffic filtering in order to reduce the amount of traffic received by the server, limiting it to only essential traffic for the server CPU, and consequently improving server performance; and (b) load-balancing between external servers and/or CPUs and/or CPU cores  increasing the efficiency of the server.

Our product line of high-performance encryption cards is designed to improve the throughput of internet security appliances and other networking appliances. The products improve the performance of networking appliances by independently executing encryption tasks, thereby accelerating the encryption process and freeing the CPUs of such appliances for other activities. In 2013 we announced the launch of a new high-performance PCI Express Server encryption and compression card family based on the Intel® Communications Chipset 89xx series. In July 2014 we announced the achievement of our first design win of our Coleto Creek encryption and compression card, from one of our existing customers, a market-leading provider of smart network solutions, who will use the Coleto Creek and Quad-Port 10G Networking cards in one of its next-generation network appliances. This new product line can off-load not only encryption functionality, but compression functionality as well. The market need for compression off-load was previously limited to some content delivery and WAN optimization networking appliances; however, such compression off-load is now becoming more and more important in the storage market especially within the Big-Data area, which is the market segment that is the primary target of this functionality.

Our 1G/10G Nano-Second Time-Stamping  adapters, which are based on an innovative concept technology, combine Intel’s networking silicon and our proprietary time-stamping FPGA (field programmable gate array), working at wire speed to time-imprint packets at high resolutions and accuracy. Our time-stamping solution’s unique architecture enables it to perform with a broad range of advantages, including the full feature-set of Intel’s networking silicon, much lower power consumption and much higher fan-less reliability. These features also allow such adapters to be very price competitive.

Our 10 Gigabit Ethernet PCI-E Network processor based Smart adapter is targeted for server acceleration by providing a packet processing platform which can be used to off-load packet processing applications from the main CPU onto a processor card, and consequently freeing CPU cycles for the main application and improving server performance.

In 2013, we acquired the intellectual property related to a Virtualization Off-Load Engine, which is based on technology which resolves a major performance bottleneck in today’s virtualization-based data centers: the reduced server I/O performance deriving from the need of CPUs in virtualized environments to handle both networking and switching transactions between each VM individually and between each VM and the physical world by off-loading these CPU tasks onto a separate intelligent add-on card, thereby freeing up server cycles and improving the server’s Networking and Storage I/O.

Pursuant to this acquisition, we announced in 2014 the launch of a new Cloud Virtualization Off-Loading solution with open stack support – the SmartSilc VHIO 1.0, which is our first product utilizing the Virtualization Off-Load Engine. As a network processor blade incorporated within cloud compute nodes and network nodes, SmartSilc VHIO 1.0 offloads all network and storage I/O tasks from the Hypervisor, significantly reducing CPU utilization and consequently improving the performance of any compute node in which it is installed. In addition, its implementation of NAT, firewall and other tasks previously carried out in the network node frees the network node to become an additional compute node.

In December 2014, we acquired Fiberblaze. Fiberblaze's high performance application acceleration solutions are for the mobile, telecommunication, network monitoring, cyber security, financial and related industries. Fiberblaze’s flexible embedded network processing subsystems are typically used in data-traffic heavy applications such as Network Operational Support Systems (OSS), Electronic Trading, Test & Measurement (T&M), and Lawful Intercept.

Fiberblaze’s proprietary technologies focus on the implementation of FPGA (Field Programmable Gate Arrays) in network cards, including the programming needed to achieve line-speed data processing with ultra-low latency. These features are required in Network Monitoring/Capture/Analysis solutions for telecommunications, Lawful Interception, data centers and the Algorithmic HFT (High Frequency Trading) niche of the financial service market, as well as the emerging mobile OSS/BSS market segments.

Intelligent Bypass Switches

We developed stand-alone bypass solutions which allow the use of our solutions even where the networking component of the solution is already present.  We market stand-alone bypass units for: (a) entry level bypass switch 1/10Gbps, directed at power failure bypass; and (b) high end 1G/10G/40G/100Gbps intelligent bypass switch with self generating heartbeat and versatile monitoring and control options.

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

In December 2014, we announced the achievement of our first design win of our Switched SETAC solution, a new cloud platform designated to save space, energy and costs in cloud and data center services by integrating x86 standard motherboards, switching capability utilizing commercial off-the-shelf switching silicon, our Redirector features and potential support for SDN/ NFV protocols from a provider of cloud based cyber security and application delivery solutions. Pursuant to this announcement, we announced in December 2014 the achievement of another design win of our Switched SETAC (the accelerated version), from a European provider of PDI solutions. This unique product adds Network Processor acceleration to the many additional features and benefits of the Switched SETAC, by allowing applications to be offloaded from the main CPU to the Network Processor modules, thus resulting in high performance while maintaining all Switched SETAC capabilities.

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

 Principal Markets

The principal markets in which we compete are set forth more particularly in, and are incorporated by reference to Note 12A to the consolidated financial statements set forth in Item 18 of this annual report. In 2012, 2013, and 2014 approximately 69%, 76% and 71% respectively, were in North America, 15%, 13% and 15% respectively, of our sales were in Europe, and 16%, 11% and 14% respectively, were in Asia-Pacific. Our main business is not seasonal, and we believe that there are sufficient sources and raw materials available to sustain it.

Manufacturing and Suppliers

Our manufacturing operations consist primarily of producing finished goods from components and sub-assemblies purchased from third parties. In addition, we perform testing and quality assurance procedures with respect to the components and sub-assemblies which are incorporated into our final products and the final products themselves.

We seek to monitor quality with respect to each stage of the production process including, but not limited to, the selection of component suppliers, warehouse procedures and final testing, packaging and shipping. We have been certified as complying with "ISO 9001:2008" and "ISO 14001:2004", which are the quality control standard used in our industry. We believe that our quality assurance procedures have been instrumental in achieving a high degree of reliability for our products. We intend to continue to maintain and improve the efficiency of such procedures.

Although we generally use standard parts and components for our products, certain key components used in our products are currently available from only one source, and others are available from a limited number of sources. Components currently available from one source include proprietary Gigabit Ethernet chipsets and other components, including other semiconductor devices and transformers, as well as plastic and metal product housings. We believe that we maintain a sufficient inventory of these components to protect against delays in deliveries. The Dodd-Frank Wall Street Reform and Consumer Protection Act included disclosure requirements regarding the use of "conflict" minerals mined from the Democratic Republic of Congo and adjoining countries (“DRC”) and procedures regarding a manufacturer's efforts to prevent the sourcing of such "conflict" minerals. These requirements will require companies to diligence, disclose and report whether or not such “conflict” minerals originate from the DRC. This implementation of these requirements could adversely affect the sourcing, availability and pricing of minerals such as cassiterite, wolframite, coltan, gold and their derivatives (tantalum, tin, and tungsten) which are used in the manufacture of certain components used in our products, as well as affect the companies we use to manufacture components of our products. As a result, this could limit the pool of suppliers who can provide us DRC "conflict free" components and parts, and we may not be able to obtain DRC "conflict free" products or supplies in sufficient quantities for our operations. In circumstances where conflict minerals in our products are found to be sourced from the DRC, we may take actions to change materials or designs to reduce the possibility that our purchase of conflict minerals may fund armed groups in the region. These actions could add engineering and other costs to the manufacture of our products, and we may not be able to obtain "conflict free" products or supplies in sufficient quantities for our operations. In addition, we incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products, as further elaborated below. Also, because our supply chain is complex, we may face reputational challenges with our customers, shareholders and other stakeholders if we are unable to sufficiently verify the origins for the minerals used in our products. In such event, we may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict mineral free. There can be no assurance that we will not experience delays in the supply of critical components in the future or that we will have a sufficient inventory of critical components at such time to produce products at full capacity. If we do experience such delays and there is an insufficient inventory of critical components at that time, our operations and financial results would be adversely affected.

In June 2014, we issued our Specialized Disclosure Report for the year ended December 31, 2013, in compliance with Rule 13p-1 under the Exchange Act, according to which, some conflict minerals (gold, tantalum, tin, and tungsten) are necessary to the functionality or production of certain of our products. Conflict minerals are obtained, via our direct suppliers, from sources worldwide, and our desire is not to eliminate those originating in the DRC and adjourning countries but rather to obtain conflict minerals from sources that do not directly or indirectly finance or benefit armed groups in the DRC and adjourning countries.

We have also adopted a policy with respect to the sourcing of conflict minerals, according to which as part of our commitment to corporate responsibility and respecting human rights in our own operations and in our global supply chain, it is our goal to seek to use tantalum, tin, tungsten and gold in our products that are "DRC conflict free", while continuing to support responsible in-region mineral sourcing from the DRC and adjoining countries.

Furthermore, since the origin of conflict minerals cannot be determined with any certainty once the ores are smelted, refined and converted to ingots, bullion or other conflict minerals containing derivatives, we rely on our direct suppliers to assist with our reasonable country of origin inquiry and due diligence efforts, including the identification of smelters and refiners, for the conflict minerals contained in the materials which they supply to us.

For 2013, we conducted a supply chain survey with all our direct suppliers that provide materials for our products to obtain country of origin information for the necessary conflict minerals in our products. We received responses from approximately 90% of our suppliers, and compared the smelters and refiners identified in the surveys against the lists of facilities which have received a “conflict free” designation by the CFSP or other independent third party audit program.  When a smelter or refiner in our supply chain was not listed as having received a “conflict free” designation, we expect our suppliers to proactively contact such facility and requested country of origin information for the necessary conflict minerals that it processed.  We documented country of origin information for the smelters and refiners identified by the supply-chain survey.

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

Marketing Channels

The principal market segments for our products are:

(i)
Network appliances, including WAN Optimization, Internet Security, Cyber Security, Application Delivery, Traffic Management, Network Monitoring and Analytics, High Frequency Trading (HFT) for the financial service market and other mission-critical segments;

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

Over the last few years, our sales and marketing has been carried out through a network of strategic relationships with leading original equipment manufacturers which sell our products, generally as a part of their systems and sometimes under their own private labels. Our current original equipment manufacturer customers are mostly active in the WAN optimization market, Internet Security market Application Delivery market, Traffic management market, Network Monitoring market, data storage market, general servers market and other server based applications. Our customers sell their products, to the Governments, Enterprise (head quarter and branch) and to Data Centers (regular and virtualized, including to the Cloud). They are referred to in this report as OEMs, or OEM customers. Our strategy of carrying out strategic relationships with OEM customers continues to be the strategy under which we operate. We believe that these relationships enable us to take advantage of the superior financial resources and market presence of these companies to increase our sales and establish, maintain and strengthen our position and reputation in the market. In addition, we believe that relationships with OEMs improve access to new technologies developed by such OEMs, thereby ensuring smooth integration of our products and technology with those of the OEMs. In furtherance of this strategy, during the last few years we entered into strategic arrangements with OEMs and continued securing successful Design Wins with OEMs who purchase our products. Revenues from sales of our products to OEM customers in 2014 constituted approximately 99% of our revenues. We expect the percentage of our revenues that is derived from sales to OEM customers to continue at similar percentage levels, though we believe that within our group of OEM customers we will gradually increase the proportion of our sales to Cloud/Virtualized data Center/SDN customers.  This is due to the fact that: (a) the market is moving towards running applications in the Cloud; and, (b) Cloud and web 2.0 companies are typically either using standard servers or design their own “white boxes” into both of which we offer our solutions. While there are no assurances that such solutions will be accepted by such Cloud and Web 2.0 players, we believe that this trend represents significant potential for us.

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

On April 8, 2010, we filed a patent application in the United States in the United States Patents and Trademarks Office, or the USPTO, for the "Server-Based Network Appliance", to protect our proprietary intellectual property with respect to SETAC products. On June 12, 2012 we were issued patent No. 8,199,523 entitled ‘Server-Based Network Appliance’ from the United States Patent and Trademark Office with respect to our SETAC product. The patent will expire in October, 2030. The patent covers a server-based network appliance in which a computer motherboard is mounted in a case with the bus slots of the motherboard adjacent to the rear side of the case. Communication adapter cards are mounted in the case so that the ports of these cards are accessible at the front panel. Bus extension circuitry inside the case connects the bus slots on the motherboard with the communication adapter cards, as though the cards were plugged into the motherboard. This configuration, which is used in the our SETAC product, gives the convenience of connecting and replacing modules via the front panel while using standard motherboards, which are not normally designed for front-panel access.

During 2012-2013, we developed a Nano-Second Time-Stamping NIC. The NIC combines Intel’s networking silicon and the Company’s time-stamping FPGA (field programmable gate array), working at wire speed to time-imprint packets.

On September 16, 2013, we acquired all of the intellectual property related to the unique Virtualization Off-Load Engine developed during the last two years by Net Perform Technology, Ltd., a privately held company registered in Hong Kong, China. The Virtualization Off-Load Engine is able to off-load CPU tasks onto a separate intelligent add-on card, thereby freeing up server cycles and improving the server’s Networking and Storage I/O. Through the acquisition, we secured exclusive access to this important technology, which we anticipate will provide us with a significant competitive advantage. We intend to continue developing, improving and utilizing this technology, as we did through the SmartSilc VHIO 1.0. Despite perceived exclusive access to this product, and our best efforts during the acquisition process to secure same, internal or external parties may attempt to copy, disclose, obtain or use our products, services or technology without our authorization, or may assert a claim of  infringement regarding the product.

On February 8, 2015 we filed a patent application (14/616,718) in the USPTO with respect to Hybrid Networking Application Switch.

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

With respect to Server Adapters, our main competitor is Intel. In the bypass cards segment of our Server Adapter product line, our competition is not as significant. To the best of our knowledge, our only significant competitors in this industry are Interface Masters, Portwell/Casewell, Lanner and Adlink. In Recent years, Intel has released several versions of 10Gbps bypass cards which can become products which compete with our bypass card products. There may be other local solutions which might also compete with our products. Although the situation may change in the future, we believe that our competition in the bypass card market is less significant than our competition in the non-bypass card market.

In the Smart Adapters product segment, our competition is fragmented, and differs with respect to the specific solution being offered by us. In this segment Cavium, Tilera (now a part of EZchip Semiconductor), Netronome, Napatech, Endace (now a part of Emulex), Solarflare and Myricom (a subsidiary of CSP) compete with certain of our Smart Adapters.  In the encryption products segment of our Smart Adapters, our main competitor is Cavium. In the compression segment, our main competitors are Cavium and Exar.

In the Intelligent Bypass Switches segment (in which solutions are offered in the form of an external box instead of an embedded card), to the best of our knowledge our main competitor is Net Optics (subsidiary of IXIA), Gigamon, and Interface Masters.

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

C.           Organizational Structure

We have the following two wholly owned subsidiaries:

•
Silicom Connectivity Solutions, Inc. – a private company incorporated in the United States. Two of our founders, Messrs. Yehuda and Zohar Zisapel, are also founders of, and in certain instances still directors and/or material shareholders of some of the corporations within the “Rad Group”. See Item 7. “Major Shareholders and Related Party Transactions" for additional information on our relationships with members of this group of companies; and

•
Fiberblaze A/S – a private company incorporated in Denmark. On December 10, 2014, we entered into the Fiberblaze SPA for the purchase of the entire holdings in Fiberblaze, pursuant to which we became its sole shareholder. See "Item 10. Additional Information – C. Material Contracts" for additional information on the Fiberblaze SPA.

•	Fiberblaze US LLC – As part of the Fiberblaze SPA, we have also purchased Fiberblaze US, a private company incorporated in the United States, being a 100% owned subsidiary of Fiberblaze.

D.           Property, Plant and Equipment

We do not own any real property, but we lease property at three locations. Our executive offices and research and development facilities are located in Kfar Sava, Israel. In November 2007, we renewed the term of the lease for our Kfar Sava offices until December 31, 2008, and have been extending such lease each year. During 2013 we extended the lease further until April, 2015, when the lease will terminate in accordance with its terms. This facility is approximately 1,050 square meters in size, and we paid a monthly rent of approximately $16,000. In April 2015, following the expected termination of our lease due to our election not to renew it, we are expected to move to our new offices in Kfar Sava, which we are expected to lease for a period of five years, ending in February 28, 2020, with an option to renew the term for an additional five years period. This facility is expected to be approximately 1,500 square meters in size and the monthly payments (which shall include various management services) are expected to be approximately $30,000.

We have conducted our manufacturing in Yokneam, Israel since 2000. In January 2014, following the termination our lease (which was in effect since January 2009) due to our election not to exercise our option to renew it, we moved to a new facility in Yokneam, which we lease pursuant to a sub-lease for a period of three years, ending in December 31, 2016, with an option to renew the term for an additional period of three years. This facility is approximately 2,400 square meters in size plus additional warehouse areas of approximately 250 meters in size and the monthly payments (which include rental payments, as well as fees for various management and upkeep services) are approximately $45,000.

As of February 2004, we sub-lease office space in Paramus, New Jersey, from our affiliate. Our current sub-lease extends until December 31, 2016. Currently, the monthly rent payments for this space are approximately $2,000. See “Item 7 – Major Shareholders and Related Party Transactions.”

As of July 2013, Fiberblaze leases office space in Søborg, Denmark. In March 7, 2014, Fiberblaze amended the lease to include additional office space, thus amounting to a total of approximately 472 square meters, until September 2016.  The monthly rent payments for this space are approximately $8,000.
As of April 1, 2014, Fiberblaze sub-leases office space in New York City, New York, for a period ending March 2015. The monthly rent payments for this space are approximately $1,000.

We believe that our facilities in Israel, the United States and Denmark are suitable and adequate for our operations as currently conducted.  In the event that additional facilities are required or we need to seek alternative rental properties, we believe that we could obtain such additional or alternative facilities at commercially reasonable prices.

Item 4A.  UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments.

Item 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

Silicom was incorporated in Israel and commenced operations in 1987. We have traditionally been engaged in the design, manufacture, marketing and support of connectivity solutions for computers. We are currently engaged in the design, manufacture, marketing and support of high performance networking and data infrastructure solutions for a broad range of servers, server based systems and communications devices. Our products are sold to OEM customers who offer networking appliances, servers and storage devices. As the market moves to utilize applications within virtualization based Cloud Data Centers, our products are now offered in this market segment as well. In 2012, 2013 and 2014 we recorded sales from all of our networking and data infrastructure solutions of approximately $48.7 million, $73.3 million, and $75.6 million, respectively. We primarily sell our products through original equipment manufacturers and, to a lesser extent, through independent distributors (on a non-exclusive basis).

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

•	Inventories – Inventories are stated at the lower of cost or market. Cost is determined using the "weighted average-cost" method. We write down obsolete or slow moving inventory to its market value.

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

•
Allowance for doubtful accounts – Trade receivables are recorded less the related allowance for doubtful accounts receivable. We consider accounts receivable to be doubtful when it is probable that we will be unable to collect all amounts, taking into account current information and events regarding our customers' ability to repay their obligations. The balance sheet allowance for doubtful debts is determined as a specific amount for those accounts the collection of which is uncertain. We perform our estimates regarding potential doubtful debts based on payment history and correspondence with our customers, and based on new information we receive about the customers’ financial situation. As of December 31, 2014, the allowance for doubtful debts was $20 thousand.

•
Deferred Taxes – We account for income taxes under ASC 740-10, "Accounting for Income taxes". Under ASC 740-10, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred taxes assets to the amount expected to be realized. Valuation allowances in respect of deferred taxes were recorded in respect of the following matter:

▪
Deferred tax assets that, as we believe, are more likely than not to be realized. In assessing the potential of realization of deferred tax assets, we consider projected future taxable income and tax planning strategies.

Deferred tax assets and liabilities are classified as current or non-current items in accordance with the nature of the assets or liabilities to which they relate. When there are no underlying assets or liabilities the deferred tax assets and liabilities are classified in accordance with the period of expected reversal. Income tax expenses represent the tax payable for the period and the changes during the period in deferred tax assets and liabilities. In 2012, Silicom Connectivity Solutions, Inc. utilized all of its loss carry-forward (in 2011, all of the valuation allowance referred to loss carry-forward related to Silicom Connectivity Solutions, Inc.) and therefore all related deferred tax assets and valuation allowance were derecognized. As of December 31, 2014, the deferred tax assets were $913 thousand and the deferred tax liabilities were $543 thousand, whereas in 2013, the deferred tax assets amounted to $713 thousand.

We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

ASC 740, "Accounting for Uncertainty in Income Taxes" clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740 also provides guidance on de-recognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. ASC 740 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position.

As of January 1, 2014 and for the twelve months ended December 31, 2014, we did not have any significant unrecognized tax benefits. In addition, we do not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

•
Impairment or disposal of long lived assets – We account for long-lived assets in accordance with the provisions of ASC subtopic 360-10, “Property plant and equipment - overall”. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is being determined using discounted cash flow models. Assets to be disposed would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell.

•
Accounting for Stock-Based Compensation – The Company recognizes compensation expense in accordance with ASC topic 718, "Compensation – stock compensation" based on estimated grant date fair value using an option-pricing model. The share-based awards granted after January 1, 2008 include features that are not supported by the Black and Scholes valuation model, such as an expiration date to occur if the closing price of the Shares falls below 50% of the grant date Share price. Therefore for share-based awards granted after January 1, 2008, the Company recognizes compensation expense based on estimated grant date fair value using the Monte Carlo option-pricing model, or the Binomial option-pricing model.

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

Year Ended December 31,

	2012	2013	2014
Sales	100%	100%	100%
Cost of sales	59.2	59.8	59.3
Gross profit	40.8	40.2	40.7
Research and development costs	9.0	7.5	8.6
Sales and marketing expenses	6.3	5.2	5.8
General and administrative expenses	4.9	3.5	3.8
Operating Income	20.6	24.0	22.5
Financial income, net	1.5	0.5	0.4
Income before income taxes	22.1	24.5	22.9
Income tax expenses	1.8	1.2	3.6
Net Income	20.3	23.3	19.3

Sales in 2014 increased moderately by 3.2% to $75,622 thousand compared to $73,298 thousand in 2013. Our modest growth in 2014 was mainly attributed to the following: On the positive side, we have continued to benefit from our traditional growth engines including the continued increase of ongoing orders from existing customers, continued integration of our products into some of our larger customers' product lines and the continued expansion of our customer base. However, on the negative side, we experienced lower demand for our products from our largest customer. All of the above, coupled with a sharp growth of 50.4% in 2013 which created high comparable sales number for 2014, lead to our modest growth in 2014.

Sales in 2013 increased by 50.4% to 73,298 thousand compared to $48,729 thousand in 2012. The increase in sales was mostly attributed to continued increase in many existing customers' ongoing orders, continued integration of our additional products into some of our larger customers' product lines, our continued expansion of our customer base and  to the growing interest of the market in our new product lines.

Gross profit in 2014 was $30,787 thousand compared to $29,433 thousand in 2013. Gross profit as a percentage of sales in 2014 was 40.7%, compared to 40.2% in 2013. Our gross profit is largely dependent on the mix of products we sell during a specific year. The higher gross profit percentage in 2014 compared to 2013 was primarily a result of changes to the mix of products we sold in 2014. Gross profit is also affected, among other factors, by write-downs of inventory made with respect to any obsolete or slow moving inventory we can no longer use. The inventory write-downs as a percentage of sales in 2014 decreased to 1.4%, compared to 2.6% in 2013.

Gross profit in 2013 was $29,433 thousand compared to $19,880 thousand in 2012. Gross profit as a percentage of sales in 2013 was 40.2%, compared to 40.8% in 2012. Our gross profit is largely dependent on the mix of products we sell during a specific year. The lower gross profit percentage in 2013 compared to 2012 was primarily a result of changes to the mix of products we sold in 2013. Gross profit was also affected, among other factors, by write-downs of inventory made with respect to any obsolete or slow moving inventory we could no longer use. The inventory write-downs as a percentage of sales in 2013 increased to 2.6%, compared to 1.8% in 2012.

Research and development costs in 2014 increased by 18.6% to $6,480 thousand compared to $5,465 thousand in 2013. This increase was mainly attributed to our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies which contributed approximately $971 thousand to such increase, and to a relative weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our research and development expenses are incurred in New Israeli Shekels), which contributed approximately $44 thousand to such increase.

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

Sales and marketing expenses in 2014 increased by 15.7% to $4,418 thousand compared to $3,818 thousand in 2013. This increase was mainly attributed to our continued investment in the promotion of our server networking products, which contributed approximately $581 thousand to such increase, and to a relative weakening of the US Dollar against the New Israeli Shekel (since part of our selling and marketing expenses are incurred in New Israeli Shekels), which contributed approximately $ 19 thousand to such increase.

Sales and marketing expenses in 2013 increased by 23.9% to $3,818 thousand compared to $3,081 thousand in 2012. This increase was mainly attributed to our continued investment in the promotion of our server networking products, which contributed approximately $602 thousand to such increase, and to a relative weakening of the US Dollar against the New Israeli Shekel (since part of our selling and marketing expenses are incurred in New Israeli Shekels), which contributed approximately $135 thousand to such increase.

General and administrative expenses in 2014 increased by 10.5% to $2,843 thousand compared to $2,572 thousand in 2013. This increase was mainly attributed to the growth in our activity, which contributed approximately $250 thousand to such increase, and to a relative weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels), which contributed approximately $21 thousand to such increase.

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

Financial income, net in 2014 decreased by 34.9% to $263 thousand compared to $404 thousand in 2013. The decrease was primarily caused by the relative weakening of the US dollar against the New Israeli Shekel (a significant portion of our balance sheet assets and obligations are denominated in New Israeli Shekels), which created a net financial expense in US dollars from exchange rate differences, and the decrease in yields from investments in marketable securities.

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

In 2014 we recorded current income tax expenses of $2,903 thousand and deferred income tax benefit of $219 thousand compared to current income tax expenses of $1,428 thousand and deferred income tax benefit of $552 thousand in 2013. In addition, in 2014 we recorded income tax expenses relating to prior years of $20 thousand, and in 2013 we recorded income tax expenses relating to prior years of $29 thousand.

In 2013 we recorded current income tax expenses of $1,428 thousand and deferred income tax benefit of $552 thousand compared to current income tax expenses of $900 thousand and deferred income tax expenses of $22 thousand in 2012. In addition, in 2013 we recorded income tax expenses relating to prior years of $29 thousand, and in 2012 we recorded income tax benefit relating to prior years (tax returns) of $12 thousand.

In 2014 we recorded net income of $14,605 thousand compared to net income of $17,077 thousand in 2013, a 14.5% decrease. This decrease was mainly due to higher operating expenses which we incurred during 2014 and to a higher corporate income tax rate effective as of 2014, whereas our sales remained similar to previous years.

In 2013 we recorded net income of $17,077 thousand compared to net income of $9,871 thousand in 2012, a 73.0% increase. This increase was mainly due to higher sales in 2013.

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

Since the majority of our revenues are denominated and paid in U.S. dollars, we believe that inflation in Israel and in Denmark and fluctuations in the U.S. dollar exchange rates do not have any material effect on our revenue. Inflation in Israel or Denmark and the Israeli and Danish currency as well as U.S. dollar exchange rate fluctuations, may however, have an effect on our expenses and, as a result, on our net income/loss. The cost of our Israeli and Danish operations, as expressed in U.S. dollars, is influenced by the extent to which any change in the rates of inflation in Israel or Denmark are not offset (or are offset on a lagging basis) by a change in valuation of the NIS or DKK in relation to the U.S. dollar.

We do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions, if management determines that it is necessary to offset such risks.

B.           Liquidity and Capital Resources

As of December 31, 2014, we had working capital of $64,530 thousand and our current ratio (current assets to current liabilities) was 4.40. Cash and cash equivalents as of December 31, 2014 increased by $4,893 thousand to $17,890 thousand, compared to $12,997 thousand as of December 31, 2013. Short-term bank deposits increased by $1,000 thousand to $4,000 thousand, compared to $3,000 thousand as of December 31, 2013. Short-term marketable securities increased by $296 thousand to $15,167 thousand, compared to $14,871 thousand as of December 31, 2013, and long-term marketable securities decreased by $4,012 thousand to $20,358 thousand, compared to $24,370 thousand as of December 31, 2013. The net increase of $2,177 thousand in these four balance sheet items in 2014 was mainly due to the net cash provided by operating activities in 2014 and by proceeds received from the exercise of options, which was only partially offset by the acquisition of Fiberblaze and by the dividend distribution.

Trade receivables increased to $18,831 thousand as of December 31, 2014, compared to $14,866 thousand as of December 31, 2013. Other receivables decreased to $1,632 thousand as of December 31, 2014, compared to $2,460 thousand as of December 31, 2013.

Trade payables increased to $8,236 thousand as of December 31, 2014, compared to $6,814 thousand as of December 31, 2013. Other payables and accrued liabilities increased to $5,783 thousand as of December 31, 2014, compared to $5,134 thousand as of December 31, 2013.

Cash provided by operating activities in 2014 amounted to $20,684 thousand compared to $1,918 thousand in 2013. The cash provided by operating activities in 2014 was the result of our positive operating income.

Inventories decreased to $25,449 thousand as of December 31, 2014, compared to $28,778 thousand as of December 31, 2013.

Capital expenditures on property and equipment for the year ended at December 31, 2014 were $1,838 thousand, compared to $929 thousand as of December 31, 2013.

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

On December 10, 2014, we entered into the Fiberblaze SPA, pursuant to which, among other things, all intellectual property and intellectual property rights in which any of Fiberblaze or Fiberblaze US have an ownership interest or a license or similar right, have been purchased by us, including Fiberblaze's high performance OEM hardware platform for Ethernet and network interface product family, registered acquired companies' names and domain name.

We cannot assure you that the scope of any issued patent will adequately protect our intellectual property rights, or that patents will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage.

On September 16, 2013, we acquired all of the intellectual property related to the unique Virtualization Off-Load Engine developed during the last two years by Net Perform Technology, Ltd., a privately held company registered in Hong Kong, China. The Virtualization Off-Load Engine is able to off-load CPU tasks onto a separate intelligent add-on card, thereby freeing up server cycles and improving the server’s Networking and Storage I/O. Through the acquisition, we secured exclusive access to this important technology, and we intend to continue developing and improving upon this technology. Despite perceived exclusive access to this product, and our best efforts during the acquisition process to secure same, internal or external parties may attempt to copy, disclose, obtain or use our products, services or technology without our authorization, or assert a claim of infringement regarding the product.

On February 8, 2015 we filed a patent application (14/616,718) in the USPTO with respect to Hybrid Networking Application Switch.

For additional information regarding the risks to the Company with respect to patents and other intellectual property rights see the risk factor entitled “We may not be able to protect our intellectual proprietary rights” under Item 3.D  - “Risk Factors”.

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. In each of the three fiscal years from 1999 to 2001, we received grants from the OCS for the development of systems and products. We have received from the OCS up to 30% of certain research and development expenditures for particular projects. Under the terms of Israeli Government participation, a royalty of 2% or up to 5% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when a dollar-linked amount equal to 100% of such grants without interest, for projects approved prior to December 2000, and plus interest at LIBOR, for amounts received after that date, is repaid. The terms of Israeli Government participation also place restrictions on the location of the manufacturing of products developed with government grants, which, in general, must be performed in Israel, and on the transfer to third parties of technologies developed through projects in which the government participates. See “Item 10. Additional Information - Taxation”. We received approximately 20% of certain research and development expenditures for a particular project in 2003 and approximately 30% of such expenditures for a particular project in 2004. We did not have any new grant programs with the OCS from 2005 to 2014. In August 2005, we received approval for a $54 thousand dollar grant from the Korea-Israel Industrial Research and Development Foundation, or Koril-RDF, in connection with the joint development of a certain product with a Korean company. Under the terms of this grant we are required to repay the amounts received at a rate of 2.5% per year of our gross sales of the product developed with the grant in each such year, until 100% of the grant (and any other sums received from Koril-RDF) are repaid. The annual payment for every year following the first sale of the product will not exceed certain percentages of the amounts received from Koril-RDF. As of January 2006 and to date, our research and development activities have been sponsored and funded by us, and we did not participate in any new encouragement programs or received any additional grants from the OCS or Koril-RDF.

We expect that we will continue to commit resources to research and development in the future. As of February 28, 2015, we had 69 employees engaged primarily in research and development activities. In 2012, 2013 and 2014, our research and development expenses were $4,401, $5,465 and $6,480 respectively, constituting approximately 9.0%, 7.5% and 8.6% respectively, of our sales. For additional information concerning commitments to pay royalties on sales of products developed from projects funded by the OCS, see Note 10A to our financial statements included elsewhere in this annual report and see “Item 10. Additional Information - Taxation.”

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

We address the above needs with a comprehensive suite of cards that integrate encryption and compression functionality, with the Virtualization Off-Load Engine which is able to off-load these CPU tasks onto a separate intelligent add-on card thereby freeing up server cycles and improving the server’s Networking and Storage I/O, with our generic off-loading platforms based on network processors and with our redirector cards which deal with load balancing between servers/CPUs/CPU cores and perform traffic filtering to  increase the efficiency of the server. We believe that our Server Adapters (with and without bypass), Smart Adapters, Intelligent Bypass Switches, and SETAC products will all continue to be key driver of our growth in the coming years. A distinct advantage of these products is that the demand in the server based industry has been continuously growing, especially as our products are suited to the growth in Big Data and the Cloud (including SDN).

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

E.           Off-Balance Sheet Arrangements

On July 22, 2002, our Audit Committee and the Board of Directors approved an Indemnification Agreement with our directors and officers. Our shareholders approved the terms of this agreement in a General and Extraordinary Meeting held on January 7, 2004. In Amendment 3 to the Companies Law, the instances in which a company may indemnify its officers and directors were broadened. In December 2007 each of our Audit Committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers so as to reflect this amendment. Our shareholders approved the terms of this new Indemnification Agreement in January 2008. The Agreement provides that the directors and officers will be exempt from liability in certain circumstances. The Agreement also provides for the indemnification by us for certain obligations and expenses imposed on the officer in connection with an act performed in his or her capacity as an officer of the Company. This right to indemnification is limited, and does not cover, among other things, a breach of an officer’s duty of loyalty, a willful breach of an officer’s duty of care, or a reckless disregard for the circumstances or consequences of a breach of duty of care. The right to indemnification also does not cover acts that are taken intentionally to unlawfully realize personal gain. The maximum amount of our liability under these Indemnification Agreements for any monetary obligation imposed on an officer or a director in favor of another person by a judgment is currently $3,000,000 for each instance of a covered scenario. In addition we would be liable to indemnify the officer or director for all reasonable litigation expenses with respect to certain proceedings. We are not aware of any material pending action that may result in anyone claiming such indemnification.

An amendment in 2011 to the Israeli Securities Law, and a corresponding amendment to the Companies Law, authorized the Israeli Securities Authority to impose administrative sanctions against companies like Silicom Ltd. and their office holders for certain violations of the Israeli Securities Law or the Companies Law. These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The Israeli Securities Law and to the Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and certain compensation payable to injured parties for damages suffered by them are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association, and receive the requisite corporate approvals.  In January 2012 each of our Audit Committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers serving in such capacities from time to time so as to reflect this amendment, and at the Annual General Meeting of the Shareholders held on April 11, 2012 our shareholders approved these amendments to the Articles of Association and a revised form of Indemnification Agreement for directors serving in such capacity from time to time.

As per Amendment 20 to the Companies Law, it was decided on July 31, 2013, at the Extraordinary General Meeting of the Shareholders to adopt the Executive Compensation Policy of the Company, which was recommended by our Compensation Committee and approved by our Board of Directors.  The Executive Compensation Policy included the above referenced form of Indemnification Agreement to be entered into by the Company with our directors and officers serving in such capacities from time to time. The Executive Compensation Policy also noted that going forward, any change to the Indemnification Agreement, including any changes which materially depart from the key terms of the current agreement (provided that such changes apply equally to all executives of the Company, including directors) will be submitted to the Company’s Compensation Committee and the Board of Directors for their approval but shall not, unless required by law or the Company’s Articles of Association, be presented at a General Meeting of the shareholders.

We are not party to any other material off-balance sheet arrangements or contingent obligations.

F.           Tabular disclosure of contractual obligations

The following table shows our outstanding contractual obligations by category and by payments due as of December 31, 2014:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Leases	$3,701,000	$1,143,000	$1,662,000	$736,000	$61,000
Purchase Obligations	$9,924,000	$9,924,000
Total	$13,625,000	$11,067,000	$1,662,000	$736,000	$61,000

Our total outstanding contingencies in respect of royalty-bearing participations received or accrued, net of royalties paid or accrued before interest, amounted to approximately $2,960 thousand as of December 31, 2014, of which $2,782 thousand are attributable to sales of our legacy products and $178 thousand are attributable to sales of a certain discontinued product.

Other Long-Term Liabilities Reflected on the Company's Balance Sheet:

The liability for employees’ severance benefits amounted to approximately $2,414 thousand as of December 31, 2014.
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

Item 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table and notes thereto set forth information regarding our directors and senior management as of February 28, 2015.

Name	Age	Position with Company
Avi Eizenman(1)	57	Active Chairman of the Board
Shaike Orbach(1)	63	President, Chief Executive Officer, Director
Zohar Zisapel(1)	66	Director
Ayelet Aya Hayak	45	External Director
Ilan Erez	47	External Director
Eran Gilad	47	Chief Financial Officer

(1)	Was re-elected for an additional term, commencing as of April 30, 2014.

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

Eran Gilad has been our Chief Financial Officer since May 2005 and the Secretary of the Company since 2012. From 1995 to 2005 Mr. Gilad held senior financial and operational positions in various public and private companies operating in the high-tech field. He is a Certified Public Accountant in Israel and holds an M.A in Economics from Tel-Aviv University and a B.A in Accounting and Economics from Tel-Aviv University.

B.           Compensation

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2014 was $2,551 thousand. The aggregate amount accrued to provide for severance payments to all persons as a group who served in the capacity of director or executive officer as of the year ended December 31, 2014 was $918 thousand. The severance terms of our Chief Executive Officer and Chairman of the Board, as previously approved by the audit committee, board of directors and shareholders of the Company, and in accordance with the Executive Compensation Policy of the Company which was approved by the shareholders, may entitle them, in certain circumstances, to additional payments. We have not paid any compensation to Zohar Zisapel for serving on our board of directors. We do pay cash compensation to Avi Eizenman who is an active Chairman of the Board, and to Shaike Orbach, who is the President and Chief Executive Officer.

Avi Eizenman and Shaike Orbach may also be entitled to cash bonuses by meeting some pre-determined thresholds, and as calculated based on a pre-determined formulas set by our board of directors, as approved by the annual general meeting of our shareholders for the years 2013 and 2014-2016 on April 30, 2014. Mr. Eizenman and Mr. Orbach's 2013 cash bonuses may not exceed the value of 18 of their monthly salaries, respectively, and their cash bonus formulas are based on achieving one or more of the following thresholds: (i) the Company's actual revenue for 2013 is 80% or more of the pre-determined budget target; and (ii) the Company's actual operating profit for 2013 is 80% or more of the pre-determined budget target. Mr. Eizenman and Mr. Orbach's 2014-2016 cash bonuses may also not exceed the value of 18 of their monthly salaries, respectively, and their cash bonus formulas are taking into consideration the erosion rate from the 2013 annual bonus formulas, and are based on achieving one or more of the following thresholds: (i) the Company's actual revenue for any of the years 2014-2016 is 80% or more of the pre-determined budget target for the relevant year; and (ii) the Company's actual operating profit for any of the years 2014-2016 is 80% or more of the pre-determined budget target for the relevant year. The Compensation Committee may, in its sole discretion, raise or lower such annual cash bonuses by up to 20%. Furthermore, in accordance with the Company's recoupment policy, Mr. Eizenman and Mr. Orbach may be required to reimburse the Company for the cash bonuses (or any part thereof) paid in the previous 3 years, in the event such cash bonuses were based on financial data included in the Company's financial statements that were found to be inaccurate and were subsequently restated.

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

On December 30, 2004, our shareholders adopted our Share Option Plan (2004). Under the original terms of the Share Option Plan (2004) up to a maximum of 282,750 of our ordinary shares are reserved for issuance, subject to certain adjustments, upon the exercise of options granted to employees, directors, officers, consultants and service providers. In December 2007, the Board of Directors increased the number of our ordinary shares available for issuance under the Share Option Plan (2004) by 300,000. In August 2012, the Board of Directors increased the number of our ordinary shares available for issuance under the Share Option Plan (2004) by an additional 500,000. The Share Option Plan (2004) is administered by the board of directors, which designates the optionees, dates of grant, vesting periods and the exercise price of options. The options are non-assignable except by the laws of descent. Certain tax advantages apply to certain of our directors, officers and employees with respect to options granted to them under the Share Option Plan (2004). As of February 28, 2015, we have granted a total of 1,036,000 options under the Share Option Plan (2004), of which (i) 200,000 options were granted to Mr. Avi Eizenman, such that: (a) 30,000 were exercised at an exercise price of $2.53 (which would have terminated on December 30, 2014); (b) 40,000 expired in July 2008, (c) 40,000 were granted at an exercise price of $3.82  a termination date of the earlier to occur of October 15, 2016 or the closing price of our shares falling below $1.91, (d) 50,000 were granted at an exercise price of $18.82 and a termination date of the earlier to occur of December 21, 2018 or the closing price of our shares falling below $9.41 and (d) 40,000 were granted with  an exercise price of $15.28 and a termination date of the earlier to occur of September 13, 2020 or the closing price of our shares falling below $7.64; (ii) 30,000 options were granted to Mr. Yehuda Zisapel (who was formerly a director of the Company) and exercised at an exercise price of $2.53 (which would have terminated on December 30, 2014); (iii) 200,000 options were granted to Mr. Shaike Orbach, such that (a) 30,000 were exercised at an exercise price of $2.53 (which would have terminated on December 30, 2014), (b) 40,000 expired in July 2008, (c) 40,000 at an exercise price of $3.82 and at a termination date of the earlier to occur of October 15, 2016 or the closing price of our shares falling below $1.91, (d) 50,000 at an exercise price of $18.82 and at a termination date of the earlier to occur of December 21, 2018 or the closing price of our shares falling below $9.41 and (e) 40,000 at an exercise price of $15.28 and at a termination date of the earlier to occur of September 13, 2020 or the closing price of our shares falling below $7.64; (iv) 30,000 options were granted to Ms. Einat Domb-Har (who was a former external director of the Company) and exercised at an exercise price of $2.53 (which would have terminated on December 30, 2014) ; and (v) 30,000 options were granted to Mr. Ilan Kalmanovich (who was a former external director of the Company) and exercised at an exercise price of $2.53 (which would have terminated on December 30, 2014). 35,250 of the options granted under the Share Option Plan (2004) were returned to the company due to certain employees who left their positions not exercising their options and 200,000 of the options granted under the Share Option Plan (2004) expired without exercise due to the expiration of their term. The Share Option Plan (2004) expired at the end of 2014, upon which expiration any unallocated shares under this plan have been returned to the general pool of registered but unissued share capital of the Company.

On October 21, 2013, our board of directors adopted our Global Share Incentive Plan (2013). On April 30, 2014, the annual general meeting of our shareholders approved the Global Share Incentive Plan (2013) to qualify for incentive stock options for U.S. tax purposes. The Global Share Incentive Plan (2013) is administered by the board of directors, which determines the number of our ordinary shares available for issuance under the plan, designates the award recipients and types of awards, dates of grant, vesting periods and the exercise price of awards. Under the Global Share Incentive Plan (2013) the Company may grant awards of options, restricted shares, restricted share units (“RSU’s”) or other equity based awards. The board of directors has determined that initially up to a maximum of 500,000 of our ordinary shares are reserved for issuance, subject to certain adjustments, upon the exercise of equity based awards granted to employees, directors, officers, consultants and service providers. The awards are non-assignable except by the laws of descent. Certain tax advantages apply to certain of our directors, officers and employees with respect to equity based awards granted to them under Global Share Incentive Plan (2013). As of February 28, 2015, we have granted a total of 74,000 RSUs under the Global Share Incentive Plan (2013), of which a total of (i) 25,000 RSUs were granted to Mr. Avi Eizenman, and (ii) 25,000 RSUs were granted to Mr. Shaike Orbach, pursuant to the approval of our compensation committee, board of directors and annual general meeting of our shareholders, which gave effect to such grants in its meeting on April 30, 2014.

In addition, in March 2015, our compensation committee and board of directors, respectively, have approved the grant of a total of 92,591 options under the Global Share Incentive Plan (2013), of which a total of  (i) 13,333 options shall be granted to Mr. Avi Eizenman, and (ii) 13,333 options  shall be granted to Mr. Shaike Orbach, both subject to the approval  of the Annual General Meeting, which is currently scheduled to convene no later than July 2015, subject to the Companies Law and our Amended and Restated Articles of Association.

 C.           Board Practices

Each of Zohar Zisapel, Avi Eizenman and Shaike Orbach was elected to the board of directors most recently on April 30, 2014 to serve until the next Annual general Meeting, which is currently scheduled to convene no later than July 2015, subject to the Companies Law and our Amended and Restated Articles of Association. Messrs. Zohar Zisapel and Avi Eizenman are both founders of the Company, and Avi Eizenman has served as a Director since our inception in 1987. On July 1, 2010 Mr. Ilan Erez was elected as an external director for an initial term of three years in accordance with Section 245(a) of the Israeli Companies Law, with such terms ending as of July 1, 2013. Mr. Ilan Erez replaced Mr. Ilan Kalmanovich, who served as an external director since 2004. At the Annual General Meeting of our shareholders held on April 14, 2013, the shareholders re-elected Mr. Ilan Erez as an external director for an additional second three-year term, and elected Ms. Ayelet Aya Hayak as an external director for an initial three-year term, with such terms of office for the external directors commencing as of July 1, 2013.  Ms. Hayak replaced Ms. Einat Domb-Har, who completed her third and final three-year term as an external director as of July 1, 2013.

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

Board of Directors

Our Articles of Association provide for a board of directors of not less than two nor more than eight members. Each director (except external directors) is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Other officers serve at the discretion of the board of directors. The Articles of Association of the Company provide that any director may, subject to the provisions of the Companies Law and the approval by the Board of Directors, appoint another person to serve as a substitute director and may cancel such appointment. Under the Companies Law, a person who is already serving as a director will not be permitted to act as a substitute director. Additionally, the Companies Law prohibits a person from serving as a substitute director for more than one director. Appointment of a substitute director for a member of a board committee is only permitted if the substitute is a member of the board of directors and does not already serve as a member of such committee. If the committee member being substituted is an external director, the substitute may only be another external director who possesses the same expertise as the external director being substituted. The term of appointment of a substitute director may be for one meeting of the board of directors or for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the board of directors.

External Directors

 Under the Companies Law, companies registered under the laws of Israel the shares of which have been offered to the public in or outside of Israel are required to appoint no less than two external directors. No person may be appointed as an external director if such person is a relative (as defined in the Companies Law) of a controlling shareholder or if such person, or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with any of either the company,  any entity or person controlling, controlled by or under common control with the company, or relatives of such person. The term “affiliation” includes:

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

No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Additionally, no person may serve as an external director if the person, the person’s relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, excepting negligible relationships, or if such person received from the company any compensation as an external director in excess of what is permitted by the Companies Law. If, at the time external directors are to be appointed, all current members of the board of directors who are not controlling shareholders or relatives of such shareholders are of the same gender, then at least one external director must be of the other gender.

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

External directors may be re-elected for two additional terms of three years each, provided that with respect to the appointment for each such additional three-year term, one of the following has occurred:  (i) the reappointment of the external director has been proposed by one or more shareholders holding together 1% or more of the aggregate voting rights in the company and the appointment was approved at the general meeting of the shareholders by a simple majority, provided that: (1)(a) in calculating the majority, votes of controlling shareholders or shareholders having a personal interest in the appointment as a result of an affiliation with a controlling shareholder and abstentions are disregarded and (b) the total number of shares of shareholders who do not have a personal interest in the appointment as a result of an affiliation with a controlling shareholder and/or who are not controlling shareholders, present and voting in favor of the appointment exceed 2% of the aggregate voting rights in the company, and (2) pursuant to a recently enacted amendment to the Companies Law (“Amendment 22”), effective as of January 10, 2014, the external director who has been nominated in such fashion is not a linked or competing shareholder, and does not have or has not had, on or within the two years preceding the date of such person’s appointment to serve as another term as external director, any affiliation with a linked or competing shareholder. The term “linked or competing shareholder” means the shareholder(s) who nominated the external director for reappointment or a material shareholder of the company holding more than 5% of the shares in the company, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or are competitors of the company; the Israeli Minister of Justice, in consultation with the Israeli Securities Authority, may determine that certain matters will not constitute a business relationship or competition with the company; (ii) the reappointment of the external director has been proposed by the board of directors and the appointment was approved by the majority of shareholders required for the initial appointment of an external director; or (iii) pursuant to a recently enacted amendment to the Companies Law (“Amendment 26”), effective as of November 25, 2014, the external director has proposed himself for reappointment and the reappointment was approved in accordance with Sub-section (i) above.

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

Audit Committee

The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee pursuant to the Companies Law include identifying irregularities in the management of our business and approving related party transactions as required by law, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his role and to regulate the company's rules on employee complaints, reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities. Pursuant to Amendment 22, effective as of January 10, 2014, the responsibilities of the audit committee under the Companies Law also include the following matters: (i) to establish procedures to be followed in respect of related party transactions with a controlling shareholder (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; and (ii) to determine procedures for approving certain related party transactions with a controlling shareholder, which were determined by the audit committee not to be extraordinary transactions, but which were also determined by the audit committee not to be negligible transactions.

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

Compensation Committee

On December 5, 2010, our board of directors established a compensation committee, composed of at least two directors who were initially Mr. Zohar Zisapel, as chairman, and Mr. Avi Eizenman. At the time, its sole function was to recommend, to the board of directors, certain executive compensation matters and any other matters as the board of directors decided from time to time.

In December 2012, Amendment 20 to the Companies Law (“Amendment 20”) went into effect, pursuant to which, the Board of Directors of Israeli publicly traded companies are required to appoint a compensation committee comprised of at least three members, including all external directors, who must also comprise a majority of the members of the compensation committee. In addition, the chairman of the compensation committee must be an external director. Following the compensation committee's recommendations, the Board of Directors is required to establish a compensation policy, which includes a framework for establishing the terms of office and employment of the office holders and guidelines with respect to the structure of the variable pay of office holders. Such guidelines are the basis for adequate balance between the components of compensation, which exists when a linkage is maintained between compensation and performance and the creation of value for shareholders in the Company, while maintaining the Company’s ability to recruit and maintain talented officeholders and incentivizing them to pursue the Company’s objectives. In particular, an appropriate balance between the fixed component (base salary and additional benefits) and the variable component and capital compensation avoids placing an exaggerated emphasis on one component.

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

In December 2012, our Board of Directors changed the composition of the members of our compensation committee by removing Mr. Avi Eizenman from the compensation committee, and appointing the Company’s two external directors, Mr. Ilan Erez and Ms. Einat Domb-Har to our compensation committee, and appointing Mr. Ilan Erez as chairman of our compensation committee. On July 1, 2013, following the election of Ms. Ayelet Aya Hayak as an external director instead of Ms. Einat Domb-Har, Ms. Aya Hayak replaced Ms. Domb-Har on our compensation committee. Our compensation committee has been charged by the Board of Directors to act in accordance with the powers and prerogatives delegated to it by the Companies Law and take any decisions and make any recommendations to the Board all as set forth in the Companies Law.

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

In addition, the compensation policy must set forth standards and rules on the following issues: (a) with respect to variable components of compensation - basing the compensation on long term performance and measurable criteria (though a non-material portion of the variable components can be discretionary awards taking into account the contribution of the officer holder to the company); (b) establishing the appropriate ratio between variable components and fixed components and placing a cap on such variable components (including a cap on the grant date value of convertible securities components that are not paid out in cash); (c) setting forth a rule requiring an office holder to return amounts paid, in the event that it is later revealed that such amounts were paid on the basis of data which prove to be erroneous and resulted in an amendment and restatement of the company’s financial statements; (d) determining minimum holding or vesting periods for equity based variable components of compensation, while taking into consideration appropriate long term incentives; and (e) setting a cap on grants or benefits paid upon termination.

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

Executive Compensation Policy

On July 31, 2013, an Extraordinary General Meeting of the Shareholders of the Company took place, approving the Executive Compensation Policy (the “Policy”), which had been recommended by the Compensation Committee and approved by the Board of Directors, for the Company’s directors and office holders, in accordance with the requirements of the Companies Law.

The Policy includes, among other issues prescribed by the Companies Law, a framework for establishing the terms of office and employment of the office holders, a recoupment policy, and guidelines with respect to the structure of the variable pay of office holders.

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

Our compensation committee will periodically review the Policy and monitor its implementation, and recommend to our board of directors and shareholders to amend the Policy as it deems necessary from time to time. The term of the Policy shall be three years as of the date of its adoption on July 31, 2013, during which, the Board of Directors is required to examine the Policy and revise it from time to time, if the circumstances under which it had been adopted have materially changed. Following such three year term, the Policy, including any revisions recommended by our compensation committee and approved by our board of directors, as applicable, will be brought once again to the shareholders for approval.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor, who is nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether our actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder (as defined in Item 10 below), nor an affiliate, nor a relative of an office holder or affiliate, and he or she may not be our independent accountant or its representative. Doron Cohen of Fahn Kaneh Control Management Ltd. (a subsidiary of Fahn Kanne & Co. - Grant Thornton Israel) serves as our internal auditor.

D.           Employees

The number of employees over the last three financial years is set forth in the table below.

As of December 31	2012	2013	2014
Total Employees	111	143	197
Marketing, Sales, Customer Services	14	17	22
Research & Development	37	41	66
Manufacturing	51	75	97
Corporate Operations and Administration	9	10	12

As of February 28, 2015, we had 203 employees, including 22 in marketing, sales and customer services, 69 in research and development, 100 in manufacturing, and 12 in corporate operations and administration. All such employees, except for 3 employees of our subsidiaries in the United States and 28 of our subsidiary in Denmark, are based in Israel. We consider our relations with our employees excellent and have never experienced a labor dispute, strike or work stoppage. None of our employees is represented by a labor union. We do not employ a significant number of temporary employees, but we do use temporary employees from time to time, as necessary.

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

E.           Share Ownership

The following table sets forth, as of February 28, 2015, the number of shares owned by our officers, directors and senior management. The percentages shown are based on 7,273,433 Ordinary shares outstanding as of February 28, 2015:

Name and Address	Number of Shares and Options Owned1	Percent of Outstanding Shares
Zohar Zisapel2	1,511,722	20.78%
Avi Eizenmann	202,618	2.79%
Shaike Orbach	*	*
Ayelet Aya Hayak	*	*
Ilan Erez	*	*
Eran Gilad	*	*
All directors and officers as a group	1,714,340	23.57%

* Denotes ownership of less than 1% of the outstanding shares.

1
The table above includes the number of shares and options that are exercisable within 60 days of February 28, 2015. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws, based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

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

Name of Shareholder	Number of Shares and Options Owned1	Percentage of Outstanding Shares
Zohar Zisapel2	1,511,722	20.78%
Dov Yelin/Yair Lapidot/Yelin Lapidot Holdings Management Ltd.3	545,787	7.50%
Harel Insurance Investments & Financial Services Ltd.4	388,681	5.34%

1
The table above includes the number of shares and options that are exercisable within 60 days of February 28, 2015. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws,  based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

2	Based on Schedule 13D/A filed on March 5, 2009.
3
As reported on the Schedules 13G/A filed by each of Dov Yelin, Yair Laipdot and Yelin Lapidot Holdings Management Ltd., an Israeli investment management firm (collectively, “Yelin Lapidot”) with the Securities and Exchange Commission on January 21, 2015, and as further updated in correspondence by Yelin Lapidot Holdings Management Ltd. with the Company, dated as of February 28, 2014, all 545,787 ordinary shares of the Company are beneficially owned by Yelin Lapidot via two of its wholly-owned subsidiaries (the “Subsidiaries”), Yelin Lapidot Provident Funds Management Ltd. which holds 234,209 Ordinary Shares of the Company, and Yelin Lapidot – Mutual Funds Management Ltd. which holds 311,578 Ordinary Shares of the Company. Yelin Lapidot has reported on the Schedules 13G/A that: (i) Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25% of the voting rights, and are responsible for the day-to-day management, of Yelin Lapidot Holdings Management Ltd., (ii) the Subsidiaries operate under independent management and make their own independent voting and investment decisions, (iii) that any economic interest or beneficial ownership in any of the Ordinary Shares of the Company covered by the report on Schedule 13G is held for the benefit of the members of the provident funds or mutual funds, as the case may be, and (iv) the report on Schedule 13G shall not be construed as an admission by Messrs. Yelin and Lapidot, Yelin Lapidot Holdings Management Ltd. or the Subsidiaries that he or it is the beneficial owner of any of the Ordinary Shares of the Company covered by report on Schedule 13G/A, and that each of them disclaims beneficial ownership of any such ordinary shares of the Company.

4
As reported on the Schedule 13G/A filed by Harel Insurance Investments & Financial Services Ltd. ("Harel"), an Israeli insurance company publicly traded on the TASE, with the Securities and Exchange Commission on February 12, 2015, of the 388,681 Ordinary Shares (i) 380,093 are held for members of the public through, among others, provident funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 8,588 Ordinary Shares are beneficially held for Harel's own account. Harel also reported that the report on Schedule 13G/A shall not be construed as an admission by Harel that it is the beneficial owner of more than 8,588 ordinary shares of the Company covered by the report on Schedule 13G/A.

The Company's major shareholders do not have different voting rights

As of February 28, 2015, there were approximately 5 record holders of ordinary shares, including approximately 2 record holders in the United States. Collectively, these 2 record holders in the United States held less than 1% of the outstanding ordinary shares.

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

The Rad Group provides us with certain services, and is reimbursed by us for the costs of providing such services. During 2014, we purchased from the Rad Group internet services for an amount of up to $65,000, testing services for our products for an amount of up to $148,000 and car leasing services for an amount of up to $6,000. We also sub-lease office space in Paramus, New Jersey, for an amount of up to $24,000 (monthly rent payments of approximately $2,000) from Radcom Equipmet, Inc., an affiliated company of the Rad Group. We began to sub-lease this space in February 2004; the sub-lease was in effect until January 31, 2006 and was renewed for additional one-year periods through December 31, 2014. On January 1, 2015, we extended the sub-lease for an additional two-year period until December 31, 2016.

During 2014, we sold external bypass switches and Server Adapters to members of the Rad Group for an amount of approximately $1,041,000.

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

Our board of directors approved a resolution under which sales to or purchases from any members of the Rad Group must meet certain criteria or otherwise be specifically approved by the relevant corporate bodies, as applicable in accordance with Israeli law. These criteria included a stipulation that transactions between us and members of the Rad Group relate to standard equipment, services and products purchased or sold by us and the Rad Group, as applicable. Our board of directors approved sales to or purchases from the Rad Group, from time to time, of standard equipment, services and products, which are (i) within our ordinary course of business and (ii) at least at market terms and at a value lower than 0.5% of our annual turnover per transaction and 2.5% of our annual turnover for all such transactions in a financial year, aggregated together. Our management is required to examine on a quarterly basis whether transactions with the Rad Group comply with such criteria. Transactions which do not meet the criteria will require specific corporate approvals in the applicable manner prescribed by Israeli law.  Further, all future related party transactions and arrangements (or modifications of existing ones) with members of the Rad Group, transactions in which office holders of the Company have a personal interest, or transactions which raise issues of such office holders’ fiduciary duties, could require additional corporate approvals as applicable under the Companies Law.

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

Except as indicated above, we do not currently directly compete with other members of the Rad Group and do not currently contemplate engaging in competition with any other member of the Rad Group in the future. However, opportunities to develop, manufacture or sell new products (or otherwise enter new fields) may arise in the future, which opportunities might be pursued by us or by one or more other members of the Rad Group to the exclusion of (or in competition with) other members of the Rad Group (including us). In the event that any such opportunity arises, the directors then in office will determine whether or not we should seek to pursue it. Any such determination will be based upon such factors as the directors then deem relevant. However, in making any such determination, the directors will be bound by their fiduciary duties to the Company (and to any other corporation or other person to whom they then owe a fiduciary duty).

On July 22, 2002, our audit committee and the Board of Directors approved an Indemnification Agreement with our directors and officers. Our shareholders approved the terms of this agreement in a General and Extraordinary Meeting held on January 7, 2004. In Amendment 3 to the Companies Law, effective as of 2005, the instances in which a company may indemnify its officers and directors were broadened. In December 2007 each of our audit committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers so as to reflect this amendment. Our shareholders approved the terms of this new Indemnification Agreement in January 2008. According to Amendment 16 to the Israeli Securities Law, 5728-1968 (the "Israeli Securities Law"), and to a corresponding amendment to the Companies Law, both effective as of 2011, the Israeli Securities Authority is authorized to impose administrative sanctions against companies like  ours and their office holders for certain violations of the Israeli Securities Law or the Companies Law. These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The Israeli Securities Law and the Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and certain compensation payable to injured parties for damages suffered by them are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association, and receive the requisite corporate approvals. In January 2012 each of our audit committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers so as to reflect this amendment, and our shareholders approved these amendments to the Articles of Association and a revised form of Indemnification Agreement for directors at the Annual General Meeting of the Shareholders held on April 11, 2012.

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

As per Amendment 20, it was decided on July 31, 2013, at the Extraordinary General Meeting of the Shareholders to adopt the Executive Compensation Policy of the Company, which was recommended by our compensation committee and approved by our board of directors.  Our approved Executive Compensation Policy includes the above referenced form of Indemnification Agreement to be entered into by the Company with our directors and officers serving in such capacities from time to time, as well as the above referenced directors and officers liability insurance policy. Under the Executive Compensation Policy, any change to the Indemnification Agreement or the insurance policy, including the cost and/or any changes which materially depart from the key terms of the current agreement and/or insurance policy (provided that such changes apply equally to all executives of the Company, including directors) will be submitted to the Company’s compensation committee and the board of directors for their approval but shall not, unless required by law or the Company’s Articles of Association, be presented at a General Meeting of the shareholders.

See also “Item 6. Directors and Senior Management – Compensation.”

Item 8.    FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are included herein on pages F-1 through F-44.

A1. See Item 18 for our consolidated financial statements.

A2. See Item 18 for our consolidated financial statements, which cover the last three financial years.

A3. See page F-3 for the audit report of our accountants, entitled “Report of Independent Registered Public Accounting Firm.”

A4. Not applicable.

A5. Not applicable.

A6. See Note 12A to our audited consolidated financial statements included in Item 18 of this annual report for the geographic distribution of our sales based on the location of the customer.

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

A8. Dividend Policy

Prior to 2013, we had not paid dividends in the past. On January 14, 2013, we announced that our Board of Directors has adopted a policy for distributing dividends, subject to all applicable laws. According to this policy, each year we will distribute a dividend of up to 50% of our annual distributable profits. As part of the stated policy, the Company's Board of Directors reserves the right to declare additional dividend distributions, to change the rate of dividend distributions (either as a policy or on a one-time basis), to cancel a specific distribution or to cancel the policy as a whole at any time, at its sole discretion.  The actual distribution of a dividend will be subject to meeting the conditions required by applicable law, including the distribution tests set forth in Section 302 of the Companies Law, and to the specific decision of the Company's Board of Directors for each distribution.  Future dividend policy will be reviewed by the Board of Directors based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. Our ability to pay cash dividends may be restricted by instruments governing any of our obligations.

Dividends paid by an Israeli company to shareholders residing outside Israel are generally subject to withholding of Israeli income tax at a rate of 25-30%. Such tax rates apply unless a lower rate is provided in a treaty between Israel and the shareholder’s country of residence. In our case, the applicable withholding tax rate will also depend on the particular Israeli production facilities that have generated the earnings that are the source of the specific dividend and, accordingly, the applicable rate may change from time to time.
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

On March 23, 2015 our Board of Directors declared a dividend of US $1.00 per share payable on April 21, 2015 to shareholders of record at the close of the NASDAQ Global Select Market on April 6, 2015, and in the aggregate amount of approximately US $7.3 million for 2014.

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

The table below sets forth the high and low reported sales prices in dollars of our ordinary shares, as reported by NASDAQ during the indicated periods:

PERIOD	LOW	HIGH
LAST 6 CALENDAR MONTHS
February 2015	44.22	47.89
January 2015	32.15	48.43
December 2014	34.39	38.11
November 2014	32.56	36.17
October 2014	26.00	35.96
September 2014	28.41	32.68
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
Fourth Quarter 2014	26.00	38.11
Third Quarter 2014	26.02	42.45
Second Quarter 2014	41.11	63.91
First Quarter 2014	44.98	73.44
Fourth Quarter 2013	33.84	46.15
Third Quarter 2013	29.85	42.40
Second Quarter 2013	25.50	35.50
First Quarter 2013	17.97	28.90
FIVE MOST RECENT FULL FINANCIAL YEARS
2014	26.00	73.44
2013	33.84	46.15
2012	15.02	18.50
2011	13.10	19.33
2010	13.53	19.54

On December 27, 2005, our shares commenced trading on the Tel Aviv Stock Exchange in Israel under the symbol “SILC” (in Hebrew letters). The following table sets forth, for the periods indicated, the high and low reported sales prices, in NIS, of the ordinary shares on the Tel Aviv Stock Exchange:

PERIOD	LOW	HIGH
LAST SIX CALENDAR MONTHS
February 2015	171.70	188.00
January 2015	125.00	169.00
December 2014	134.00	149.70
November 2014	118.10	141.60
October 2014	100.50	124.50
September 2014	104.50	117.00
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
Fourth Quarter 2014	100.50	149.70
Third Quarter 2014	89.74	144.00
Second Quarter 2014	142.00	223.50
First Quarter 2014	157.00	257.20
Fourth Quarter 2013	123.80	166.60
Third Quarter 2013	108.60	152.00
Second Quarter 2013	90.01	128.50
First Quarter 2013	66.50	102.51
FIVE MOST RECENT FULL FINANCIAL YEARS
2014	89.74	257.20
2013	66.50	166.60
2012	51.60	73.00
2011	44.16	80.64
2010	30.31	71.20

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

Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place, either within or without the State of Israel, determined by the board of directors, upon 21 days’ prior notice to our shareholders or 35 days’ prior notice to the extent required with respect to certain matters as required under the regulations to the Companies Law. In general, no business may be commenced at a general meeting until a quorum of two or more shareholders holding at least 33 1/3% of the voting rights is present in person or by proxy. Shareholders may vote in person or by proxy.

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

•	amendments to our articles of association;
•	approval of an increase or decrease of the registered share capital.

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

The Companies Law

We are subject to the provisions of the Companies Law. The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder, as defined in the Companies Law, is a general manager (also referred to as the “chief executive officer”), chief business manager, deputy general manager, vice general manager, executive Vice-President, Vice-President, any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title, as well as a director, or another manager directly subordinate to the general manager. Each person listed in the table in “Item 6. Directors, Senior Management and Employees” above is an office holder of Silicom.

The Companies Law requires that an office holder of a company promptly disclose, no later than the first board meeting in which such transaction is discussed, any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder’s relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family), or by any corporation in which the office holder or the office holder’s relative is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

In the case of a transaction in which an office holder of the company has a personal interest and which is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, board approval is required unless the articles of association of the company provide otherwise. The transaction must be for the benefit of the company. If the transaction is an extraordinary transaction, then, in addition to any approval required by the articles of association, it must also be approved by the audit committee and by the board of directors, and, under specified circumstances, by a meeting of the shareholders, as well.

Subject to certain exceptions provided for in the regulations to the Companies Law, agreements regarding directors’ terms of compensation require the approval of the compensation committee, board of directors and the shareholders of the company. The transaction must be for the benefit of the company.

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

According to the Companies Law, the personal interest disclosure requirements discussed above also apply to a controlling shareholder of a public company. Such requirements also apply to certain shareholders of a public company who have a personal interest in the adoption by the shareholders of certain proposals with respect to (i) certain private placements that will increase their relative holdings in the company, (ii) certain special tender offers or forced bring along share purchase transactions, (iii) election of external directors, (iv) approval of a compensation policy governing the terms of employment and compensation of office holders, (v) approval of the terms of employment and compensation of the general manager, (vi) approval of the terms of employment and compensation of office holders of the company when such terms deviate from the compensation policy previously approved by the company’s shareholders, and (vii) approving the appointment of either (1) the chairman of the board or his/her relative as the chief executive officer of the company, or (2) the chief executive officer or his/her relative as the chairman of the board of directors of the company. If any shareholder casting a vote at a shareholders meeting in connection with such proposals as aforesaid does not notify the company if he, she or it has a personal interest with respect to such proposal, his, her or its vote with respect to the proposal will be disqualified.

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

The shareholder approval for such matters requiring shareholder disclosure of a personal interest as noted above, generally must either include at least a majority of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company. The shareholder approval for approving the appointment of either (1) the chairman of the board or his/her relative as the chief executive officer of the company, or (2) the chief executive officer or his/her relative as the chairman of the board of directors of the company, must either include at least two-thirds of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company. Agreements and extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, or agreements relating to any employment terms of a controlling shareholder (or relative if such) or to the provision of services to the company by such controlling shareholder (or relative if such), as aforesaid, with duration exceeding three years, are subject to re-approval once every three years by the audit committee (or compensation committee, as applicable), the board of directors and the shareholders of the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest may be approved in advance for a period exceeding three years if the audit committee determines such approval reasonable under the circumstances. In addition, agreements and extraordinary transactions with duration exceeding three years which were approved prior to Amendment 16 to the Companies Law, which was passed by the Israeli legislature, the Knesset, in March 2011 and which came into effect gradually during the year 2011 (the “Amendment 16”) will need to be re-approved by the proper corporate actions at the later of (i) the first general meeting held after May 14, 2011, (ii) November 14, 2011 or (iii) the expiration of three years from the date on which they were originally approved, even though they were properly approved prior to the passing of the Amendment 16.

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

Terms of office and employment of office holders (including the general manager) that are not directors may nonetheless be approved by the company despite shareholder rejection, provided that a company’s compensation committee and thereafter the board of directors have determined to approve such terms of office and employment based on detailed reasoning, after having re-examined the proposed terms of office and employment, and having taken the shareholder rejection into consideration.

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

Private placements in a public company require approval by a company’s board of directors and shareholders in the following cases:

1.	A private placement that meets all of the following conditions:
•
The private placement will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company's outstanding share capital.

•	20 percent or more of the voting rights in the company prior to such issuance are being offered.
•	All or part of the consideration for the offering is not cash or registered securities, or the private placement is not being offered at market terms.
2.	A private placement which results in anyone becoming a controlling shareholder of the public company.

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

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders when exercising his or her rights and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

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

In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company's articles of association, has the power to appoint or prevent the appointment of an office holder in the company is under a duty to act with fairness towards the company. The breach of such duty is governed by Israeli contract laws. The Companies Law does not describe the substance of this duty to act with fairness, but provides that laws applicable to a breach of contract, adjusted according to the circumstances, and taking into account the status within the company of such shareholder, shall apply to a breach of such duty.

The Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the audit committee or compensation committee, by the board of directors and by the general meeting of the shareholders.

As stated above, the Israeli legislature, the Knesset, approved Amendment 16 to the Companies Law which came into effect during 2011, Amendment 20 which came into effect at the end of 2012, and Amendment 22 which came into effect at the beginning of 2014 and Amendment 26 which came into effect at the end of 2014. The purposes of these amendments to the Companies Law were to revise and enhance existing provisions governing corporate governance practices of Israeli companies, to regulate executive pay in Israeli publicly traded companies and to revise and enhance existing provisions governing approval of executive compensation. The principal provisions set forth in these amendments to the Companies Law are incorporated into the above discussions of the Company. Additional changes to the Companies Law pursuant to these recently passed amendments include:

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

The Israeli Securities Law and the Securities Law Amendment

On February 27, 2011, an amendment to the Israeli Securities Law came into effect (the “Securities Law Amendment”), which applies to Israeli public companies, including companies the securities of which are also listed on NASDAQ Global Market. The main purpose of the Securities Law Amendment is creating an administrative enforcement procedure to be used by the Israeli Securities Authority ("ISA") to enhance the efficacy of enforcement in the securities market in Israel. The new administrative enforcement procedure may be applied to any company or person (including director, officer or shareholder of a company) performing any of the actions specifically designated as breaches of law under the Securities Law Amendment.

Furthermore, the Securities Law Amendment requires that the chief executive officer of a company supervise and take all reasonable measures to prevent the company or any of its employees from breaching the Israeli Securities Law.

Under the Securities Law Amendment, a company cannot obtain insurance against or indemnify a third party (including its officers and/or employees) for any administrative procedure and/or monetary fine (other than for certain legal expenses and payments of damages to an injured party). The Securities Law Amendment permits insurance and/or indemnification for expenses related to an administrative procedure, such as reasonable legal fees, provided that it is permitted under the company's articles of association. In January 2012 each of our Audit Committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers serving in such positions from time to time so as to reflect this amendment, subject to approval of our shareholders to the relevant changes required to our Articles of Association. Our shareholders approved these amendments to the Articles of Association and a revised form of Indemnification Agreement for directors serving in such capacity from time to time, at the Annual General Meeting of the Shareholders held on April 11, 2012. As per Amendment 20, it was decided on July 31, 2013, at the Extraordinary General Meeting of the Shareholders to adopt the Executive Compensation Policy of the Company, which had been recommended by our Compensation Committee and approved by or Board of Directors.  Our approved Executive Compensation Policy includes the above referenced form of Indemnification Agreement to be entered into by the Company with our directors and officers serving in such capacities from time to time.

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

NASDAQ Listing Rules and Home Country Practices

Below is a concise summary of the significant ways in which our corporate practices, which are in accordance with Israeli law and practice, including the provisions of the Companies Law, differ from the requirements which may be applicable to domestic U.S. listed companies:

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

•
Independence, Nomination and Compensation of Directors – A majority of our board of directors may not necessarily be comprised of independent directors as defined in NASDAQ Listing Rule 5605(a)(2). Our board of directors contains two external directors in accordance with the provisions of the Companies Law. Israeli law does not require, nor do our external directors conduct, regularly scheduled meetings at which only they are present. In addition, with the exception of our external directors, our directors are elected for terms of one year or until the following annual meeting, by a general meeting of our shareholders. The nominations for director which are presented to our shareholders are generally made by our board of directors. One or more shareholders of a company holding at least one percent of the voting power of the company may nominate a currently serving external director for an additional three year term. Israeli law does not require the adoption of and our board has not adopted a formal written charter or board resolution addressing the nomination process and related matters. Compensation of our directors and other officers of the Company is determined in accordance with Israeli law.

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

•
Compensation Committee - We follow the provisions of the Companies Law with respect to matters in connection with the composition and responsibilities of our compensation committee, office holder compensation, and any required approval by the shareholders of such compensation. Israeli law, and our amended and restated articles of association, do not require that a compensation committee composed solely of independent members of our board of directors determine (or recommend to the board of directors for determination) an executive officer’s compensation, as required under NASDAQ’s listing standards related to compensation committee independence and responsibilities; nor do they require that the Company adopt and file a compensation committee charter. Instead, our compensation committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Companies Law. Furthermore, the compensation of office holders is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our previously approved Executive Compensation Policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Companies Law. The requirements for shareholder approval of any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Companies Law. Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Companies Law, including seeking prior approval of the shareholders for the Executive Compensation Policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with NASDAQ Listing Rules.

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

•
Approval of Related Party Transactions – All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions, set forth in sections 268 to 275 of the Companies Law.

•	Shareholder Approval – We seek shareholder approval for all corporate action requiring such approval, in accordance with the requirements of the Companies Law.
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

C.           Material Contracts

All of our contracts over the past two years have been entered into in the ordinary course of business, except for our real property leases and the share purchase agreement by and among the Company, Fiberblaze A/S, Fiberblaze Holding APS and Hilmer APS.

Fiberblaze Share Purchase agreement

On December 10, 2014, we entered into a share purchase agreement (the "Fiberblaze SPA") with Fiberblaze, Fiberblaze Holding APS, a Danish company ("Fiberblaze Holding"), Hilmer APS, a Danish company ("Hilmer"), Jakob Hilmer and Nikolaj Herman (Fiberblaze Holding and Hilmer together, the "Selling Shareholders"). Under the Fiberblaze SPA, we purchased all of the share capital of Fiberblaze and Fiberblaze US LLC, a New York company and wholly owned subsidiary of Fiberblaze,  for consideration of approximately $10,000,000 in cash (of which $3,000,000 was deposited in an escrow account to be distributed in accordance with specific terms or to be released to the Selling Shareholders upon the lapse of 18 months from the date of the Fiberblaze SPA), subject to certain adjustments, as well as additional consideration to be paid upon the attainment of future performance milestones relating to Fiberblaze revenues and achievement of design wins until August 31, 2015. Ninety percent of the additional consideration shall be paid, if applicable, in cash, and the remaining ten percent shall be paid by way of a grant of stock options of the Company with an exercise price equal to the closing trading price of the Company's ordinary shares on the Nasdaq Stock Market on the date of grant.

Information regarding our real property leases is provided in “Item 4. Information on the Company – Property, Plant and Equipment” and "Item 19. Exhibits".

D.           Exchange Controls

Under current Israeli laws and regulations, any dividends or other distributions paid in respect of our ordinary shares purchased by nonresidents of Israel with certain non-Israeli currencies (including U.S. dollars) and any amounts payable upon the dissolution, liquidation or winding up of our affairs, as well as the proceeds of any sale in Israel of our securities to an Israeli resident, will be freely repatriable in such non-Israeli currencies, provided that Israeli income tax has been paid on (or withheld from) such payments. Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, U.S. shareholders will be subject to any such currency fluctuation during the period from when such dividend is declared through the date payment is made in U.S. dollars.

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

General Corporate Tax

As of 2014, Israeli companies are subject to corporate tax at the rate of 26.5%. However, the effective tax rate payable by a company which derives income from a Benefited Enterprise (as further discussed below) may be considerably less.

In 2006, transfer pricing regulations came into force, following the introduction of Section 85A of the Israeli Tax Ordinance (New Version), 5721- 1961, referred to herein as the Israeli Tax Ordinance, under Amendment 132. The transfer pricing rules require that cross-border transactions between related parties be carried out implementing an arms’ length principle and reported and taxed accordingly.

In 2008, the Knesset passed an amendment to the Income Tax Law (Inflationary Adjustments), 1985, which limits the scope of the law starting in 2008 and thereafter. Starting in 2008, the revenues for tax purposes are measured in nominal values, excluding certain adjustments for changes in the consumer price index carried out in the period up to December 31, 2007. The amended law includes, among other provisions, the elimination of the inflationary additions and deductions and the additional deduction for depreciation for the period starting in 2008.

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

An amendment to the Investment Law which came into effect as of April 1, 2005 (the "First Amendment”) has significantly changed the provisions of the Investment Law. The First Amendment determined criteria for the approval of a facility as a Benefited Enterprise, such as provisions generally requiring that at least 25% of the income of a Benefited Enterprise will be derived from exports. Additionally, as explained below, the First Amendment sets forth major changes in the manner in which tax benefits were awarded under the Investment Law whereby companies would no longer require Investment Center approval (and Benefited Enterprise status) in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Therefore the tax benefits granted to our Benefited Enterprises under the Investment Law will generally not be subject to the provisions of the First Amendment. Many of the requirements under the Investment Law following the First Amendment were amended again in a second amendment to the Investment Law (the “Second Amendment”), as will be described below.

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
•
Pursuant to the second Amendment, a Preferred Enterprise is entitled to a reduced corporate flat tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011-2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rates are 12.5% and 7% with respect to 2013 and 16% and 9% with respect to 2014 and thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone. Under the Second Amendment, the tax incentives offered by the Investment Law are no longer dependant neither on minimum qualified investments nor on foreign ownership.

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

A “Preferred Enterprise” is defined as an Industrial Enterprise (including, inter alia, an enterprise which develops software, an enterprise which provides approved R&D services to foreign residents and an enterprise which the Chief Scientist confirmed is carrying out R&D in the field of alternative energy), which generally more than 25% of its business income is from export to market consisting more than 14 million residents. As mentioned above, the new tax incentives no longer depend on minimum qualified investments nor on foreign ownership.

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

Taxation of our Shareholders

Capital Gains Taxes Applicable to Israeli Resident Shareholders. Until the end of the year 2002 and provided we maintained our status as an industrial corporation, capital gains from the sale of our securities were generally exempt from Israeli Capital Gains Tax. This exemption did not apply to a shareholder whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflationary Adjustments) 1985, or to a person whose gains from selling or otherwise disposing of our securities were deemed to be business income.

On January 1, 2003 an amendment to the Israeli tax regime became effective. This was followed by new amendments made to the Israeli Income Tax Ordinance which were enacted in 2011 which have an effect for income derived as of 2012

An individual is subject to a 25% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a "substantial shareholder" in the company issuing the shares. A “substantial shareholder” is generally a person who alone, or together with his relative or another person who collaborates with him on a permanent basis, holds, directly or indirectly, at least 10% of any of the “Means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right.

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

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.  Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our shares, provided that such shareholders did not acquire their shares prior to our initial public offering on the TASE and such gains were not derived from a permanent establishment or business activity of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident(s) (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, under the U.S.-Israel Income Tax Treaty, 1995, or the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel; or (iii) the shareholder, being an individual, was present in Israel for a period of time or several periods of time, which aggregate to a total of 183 days or more, during a single taxable year. In either case, the sale, exchange or disposition of the shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, the U.S. resident would be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Israeli Shareholders on Receipt of Dividends.

Residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our shares at the rate of 25%, which tax will be withheld at the source. With respect to a person who is a substantial shareholder at the time of receiving the dividend or on any date within the 12 months preceding such date, the applicable tax rate is 30%.

Taxation of Non-Israeli Shareholders on Receipt of Dividends.

Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our shares at the rate of 25% or 30%, if such person (including a non-Israeli corporation) is a substantial shareholder at the time of recipient of the dividend or on any date in the 12 months preceding such date, which tax will be withheld at the source, unless a different rate is provided in a tax treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25% or 15% in the case of dividends paid out of the profits of a Approved Enterprise (as such term is defined in the Investment Law), subject to certain conditions. However, generally, the maximum rate of withholding tax on dividends that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year and the dividend is not paid from the profits of an Approved Enterprise, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions. A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

Residents of the United States will generally have taxes in Israel withheld at source.

With regards to the distribution of dividends on April 17, 2013 and April 17, 2014, we provided the following data regarding the calculation of the rate of tax being withheld at source:

Source	% of Dividend	Individual Tax %	Corporations Tax %	Foreign Resident Tax %
Dividend Distributed on April 17, 2013
Regular Income	34.60310	25	0	25
Benefited Enterprise	65.3969	15	15	15
Dividend Distributed on April 17, 2014
Regular Income	52.9928	25	0	25
Benefited Enterprise	47.0071	15	15	15

With regards to the distribution of dividend dated April 17, 2013, the weighted tax for individuals was 18.46031%, for corporations 9.80954%, and for foreign residents 18.46031%, whereas with regards to the distribution of dividend dated April 17, 2014, the weighted tax for individuals was 20.29928%, for corporations 7.05108%, and for foreign residents 20.29928%.

The above noted dividend distributions with respect to the fiscal years 2012 and 2013 as well as the dividend we recently declared with respect to fiscal year 2014, are each from income sources which would not generate additional tax liability to the Company as a result of such distributions. We anticipate that any future dividends distributed pursuant to our previously announced dividend policy, will likewise be distributed from income sources which will not impose additional tax liabilities on us.

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

Certain Reporting Requirements

Certain U.S. investors are required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, and certain U.S. Investors may be required to file IRS Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, reporting transfers of cash or other property to us and information relating to the U.S. investor and us. Substantial penalties may be imposed upon a U.S. investor that fails to comply. Each U.S. investor should consult its own tax advisor regarding these requirements.

In addition, recently enacted legislation imposes new reporting requirements for the holder of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain thresholds. Our shares are expected to be subject to these new reporting requirements unless the shares are held in an account at a domestic financial institution. Penalties may apply to any failure to comply with such reporting requirements. U.S. investors should consult their own tax advisors regarding the application of this legislation.

Backup Withholding Tax and Information Reporting Requirements

Generally, information reporting requirements will apply to distributions with respect to our shares or proceeds on the disposition of our shares paid within the United States (and, in certain cases, outside the United States) to U.S. investors other than certain exempt recipients, such as corporations. Furthermore, backup withholding (currently at 28%) may apply to such amounts if the U.S. investor fails to (i) provide a correct taxpayer identification number, (ii) report interest and dividends required to be shown on its U.S. federal income tax return, or (iii) make other appropriate certifications in the required manner. U.S. investors who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment may be credited against a U.S. investor’s U.S. federal income tax liability and such U.S. investor may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Tax Assessment

The company and its subsidiaries file income tax returns in Israel, U.S.A and Denmark.

The Israeli tax returns of the Company are open for examination by the Israeli Tax Authority for tax years beginning in 2013.

The Federal tax returns of our U.S. subsidiary are open for examination by the Federal Tax Authorities for tax years beginning in 2011. The New Jersey state tax returns of the subsidiary are open to examination by the New Jersey State Tax Authority for the tax years beginning in 2010. The California State Tax returns of the U.S. subsidiary are open to examination by the California State Tax Authority for tax years beginning in 2011.

The Danish tax returns of our Danish subsidiary are open for examination by the Danish Tax Authority for tax years beginning on September 1, 2011.

The Federal tax returns or our U.S. granddaughter company held by our Danish subsidiary, as well as its New York State tax returns and New York City tax returns, are open for examination by the Federal, New York State and New York City Tax Authorities, respectively, for tax years beginning in June 2012.

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

I.             Subsidiary information

Not applicable

Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows. Our primary market risk exposures relate to our investment portfolio and fluctuation of the exchange rate of the US Dollar, which is the primary currency in which we conduct our operations, against the NIS with respect to the Company's operations, and against the DKK and Euro with respect to Fiberblaze's operations.

Interest Rate Risk

As of December 31, 2014, our investment portfolio consisted of approximately 35.5 million invested in corporate debt securities and government debt securities. These securities are classified as "held to maturity". The majority of the Company's investments (approximately 33.0 million are in fixed-rate instruments, while a small portion of its investments (approximately 2.5 million) are in variable-rate instruments. Therefore, the Company's exposure to interest rate risk from variable-rate instruments is generally very limited and not material to the Company. In addition, since the securities are "held to maturity", any changes in fair value of the Company's instruments due to fluctuations in the interest rates, that are not classified as OTTI, do not affect the Company's profit or loss.

For quantitative information on the Company's marketable securities, please see Note 5 to our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2014 we did not have any short or long term interest bearing loans or debts, hence with respect to the Company's business operations, we do not have any exposure to interest rate risk.

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

As of December 31, 2014 we had accounts receivable in NIS or in funds linked thereto in the amount of $1,412 thousand. Market risk was estimated as the potential decrease in balance resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the balance of our accounts receivable would decrease by $128 thousand. As of December 31, 2014 we had accounts payable in NIS or linked thereto in the amount of $3,857 thousand. Market risk was estimated as the potential increase in balance resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such decrease in the Dollar exchange rate, the balance of our accounts payable would increase by $429 thousand.

As of December 31, 2014, the market risk for Silicom deriving from Fiberblaze accounts receivable in DKK or in Euro is negligible.

In 2014 there was an increase of 12.04% in the Dollar exchange rate to the NIS which resulted in an aggregate decrease in the fair value of our assets of $560 thousand and an aggregate decrease in the fair value of our liabilities of $980 thousand.

Since the majority of our revenues is denominated and paid in U.S. dollars, we believe that fluctuations in the U.S. dollar exchange rate do not have a significant effect on our accounts receivable. Inflation in Israel and the Israeli currency as well as U.S. dollar exchange rate fluctuations may have only a limited effect on our accounts payable, as described above. Inflation in Denmark and the Danish currency as well as U.S. dollar exchange rate fluctuations are expected to have only a limited effect on Fiberblaze accounts payable.

Our operating expenses may be affected by fluctuations in the value of the U.S. dollar as it relates to the NIS. By way of example, a hypothetical 10% weakening in the value of the U.S. dollar relative to the currencies in which our operating expenses are denominated in 2014 would have resulted in an increase in operating expenses of approximately $1,010 thousand for the year ended December 31, 2014.

As of December 31, 2014, the market risk for Silicom deriving from Fiberblaze’s operating expenses in DKK is negligible.

As of December 31, 2014, all of our investments, other than a portion of our cash and cash equivalents comprising a small portion of our overall investment portfolio, consisted of investments denominated in U.S. dollars, and our portfolio is therefore not subject to significant exposure to foreign currency exchange risk.

As of December 31, 2014, we were not engaged in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations.

Credit Risk

Our investment portfolio includes held to maturity marketable securities. These securities include investments issued by highly rated corporations or investments issued by agencies of governments. As of December 31, 2014, the rating of the securities in our portfolio was at least A. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations), which were exacerbated by the recent turmoil that has affected the financial markets and the global economy and caused credit issues for a number of reputable financial institutions. Any changes in fair value of our investment securities due to credit risk do not affect our profit or loss unless there is other-than-temporary impairment (OTTI) (referred to in ASC 320-10.

As of December 31, 2014, we were not required to adjust the carrying value of our investment securities since there were no other-than-temporary impairments.

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

Management assessed our internal control over financial reporting as of December 31, 2014, the end of our fiscal year. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control — Integrated Framework (2013)."

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2014 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. We reviewed the results of management’s assessment with the Audit Committee of our Board of Directors.

This annual report includes, on page F-4 of this form 20-F, an attestation report of the Company's registered public accounting firm on management's assessment of the Company's internal control over financial reporting.

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

Item 15T. CONTROLS AND PROCEDURES

Not Applicable.

Item 16.  Reserved

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors had determined that both Ms. Ayelet Aya Hayak and Mr. Ilan Erez were our audit committee financial experts, and that Ms. Einat Domb-Har and Mr. Erez were independent as such term is defined under the NASDAQ Capital Market listing requirements.

Item 16B. CODE OF ETHICS

Our company has adopted a code of ethics, which applies to all of our employees, officers and directors, including our Chief Executive Officer, our Chief Financial Officer, our Director of Finance and our Corporate Controller. A copy of the code of ethics is attached as an exhibit to this annual report.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2014 and 2013, audit-related services and tax services rendered by Somekh Chaikin, a member firm of KPMG International.

	2013	2014
Audit Fees(1)	$105,000	$110,000
Audit-Related Fees(2)	$8,000	$49,000
Tax Fees(3)	$31,000	$28,000

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

Not Applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

Item 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not Applicable.

Item 16G. CORPORATE GOVERNANCE

Our corporate governance practices differ from those followed by domestic companies as required under the listing standards of the NASDAQ Global Market, due to an exemption that we obtained from NASDAQ as foreign private issuer which enables us to comply with our home country laws of the State of Israel, including the provisions of the Companies Law, in lieu of NASDAQ Listing Rules.  Below is a concise summary of the significant ways in which our corporate governance practices differ from the corporate governance requirements of NASDAQ applicable to domestic U.S. listed companies:

•
We are not required to distribute annual and quarterly reports directly to shareholders, but we do make our audited financial statements available to our shareholders prior to our annual general meeting and furnish our quarterly and annual financial results with the SEC on Form 6-K.

•
A majority of our board of directors may not necessarily be comprised of independent directors as defined in the NASDAQ Listing Rules, but our board of directors contains two external directors in accordance with the Companies Law. Israeli law does not require, nor do our external directors conduct, regularly scheduled meetings at which only they are present. In addition, with the exception of our external directors, our directors are elected for terms of one year or until the following annual meeting, by a general meeting of our shareholders. The nominations for director which are presented to our shareholders are also generally made by our board of directors. Pursuant to the Companies Law, one or more shareholders of a company holding at least one percent of the voting power of the company may nominate a currently serving external director for an additional three year term. Israeli law does not require the adoption of and our board has not adopted a formal written charter or board resolution addressing the nomination process and related matters. Compensation of our directors and other officers of the Company is determined in accordance with Israeli law.

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

•
All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions set forth in the Companies Law, and are not subject to the review process set forth in NASDAQ Listing Rule 5630. For a detailed discussion please refer to "Item 10. Additional Information- the Companies Law".

•
We seek shareholder approval for all corporate action requiring such approval in accordance with the requirements of the Companies Law rather than under the requirements of the NASDAQ Marketplace Rules, including (but not limited to) the appointment or termination of auditors, appointment and dismissal of directors, approval of interested party acts and transactions requiring general meeting approval as discussed above and a merger.

•
We follow the provisions of the Companies Law with respect to matters in connection with the composition and responsibilities of our compensation committee, office holder compensation, and any required approval by the shareholders of such compensation. Israeli law, and our amended and restated articles of association, do not require that a compensation committee composed solely of independent members of our board of directors determine (or recommend to the board of directors for determination) an executive officer’s compensation, as required under NASDAQ listing standards related to compensation committee independence and responsibilities; nor do they require that the Company adopt and file a compensation committee charter. Instead, our compensation committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Companies Law. Furthermore, the compensation of office holders is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our previously approved Executive Compensation Policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Companies Law. The requirements for approval by the shareholders for any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Companies Law. Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Companies Law, including seeking prior approval of the shareholders for the Executive Compensation Policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with NASDAQ Listing Rules.

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

See pages F-1 to F-44.

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

4.2
Lease between the Company, C.P.M Medical Equipment Ltd. and Klimotech Ltd., for premises in Kfar Sava, Israel, dated December 3, 2014. As this lease is written in Hebrew, a summary is being filed by us as an exhibit to this annual report on Form 20-F for the fiscal year ended December 31, 2014.

4.3
Sublease Agreement between the Company and Lumenis Ltd. for the site of our manufacturing facility in Yokneam, Israel, dated August 1, 2013, and an amendment dated November 21, 2013, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2013, as filed with the Securities and Exchange Commission on March 20, 2014, and incorporated herein by reference. As this sublease agreement and the amendment are written in Hebrew, a summary of each was included in the Exhibit.

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

4.7
Share Purchase Agreement by and among the Company, Fiberblaze A/S, a Danish company with the CVR no. 31 30 12 70, Fiberblaze Holding APS, a Danish company with the CVR no. 31 28 29 26 and Hilmer APS, a Danish company with the CVR no. 31 28 49 96, dated December 10, 2014.

8.	List of subsidiaries.

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
Shaike Orbach
Chief Executive Officer

March 24, 2015

Silicom Ltd.

and its Subsidiaries

Consolidated
Financial Statements

As of and for the year ended
December 31, 2014

Silicom Ltd. and its Subsidiaries
Consolidated Financial Statements as of December 31, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
of Silicom Ltd.:

We have audited the accompanying consolidated balance sheets of Silicom Ltd. and subsidiaries (hereinafter - “the Company”) as of December 31, 2013 and 2014 and the related consolidated statements of operation, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014. We also have audited the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Somekh Chaikin

Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
March 23, 2015

Silicom Ltd. and its Subsidiaries
Consolidated Balance Sheets as of December 31

		2013	2014
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	4	12,997	17,890
Short-term bank deposits	2F	3,000	4,000
Marketable securities	2G, 5	14,871	15,167
Accounts receivable:
Trade, net	2H	14,482	18,441
Other		2,460	1,632
Related parties		384	390
Inventories	6	28,778	25,449
Deferred tax assets	14G	274	567

Total current assets		77,246	83,536

Marketable securities	2G, 5	24,370	20,358

Assets held for employees' severance benefits	9	1,543	1,425

Deferred tax assets	14G	439	346

Property, plant and equipment ("PPE"), net	7	1,479	2,458

Intangible assets, net	8B	180	2,071

Goodwill	8A	-	12,242

Total assets		105,257	122,436

Avi Eizenman	Shaike Orbach	Eran Gilad
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Kfar-Saba, Israel
March 23, 2015

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries
Consolidated Balance Sheets as of December 31 (Continued)

		2013	2014
	Note	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable		6,764	8,216
Other accounts payable and accrued expenses		5,134	5,783
Contingent consideration	3	-	4,728
Related parties		50	20
Deferred tax liabilities	14G	-	259

Total current liabilities		11,948	19,006

Long-term liability
Liability for employees' severance benefits	9	2,618	2,414
Deferred tax liabilities	14G	-	284

Total liabilities		14,566	21,704

Commitments and contingencies	10

Shareholders' equity	11
Ordinary shares, ILS 0.01 par value; 10,000,000 shares
authorized; 7,154,984 and 7,233,604 issued as at
December 31, 2013 and 2014, respectively;
7,140,013 and 7,218,633 outstanding as at
December 31, 2013 and 2014, respectively		21	21
Additional paid-in capital		38,626	41,245
Treasury shares (at cost) - 14,971 ordinary shares as at
December 31, 2013 and 2014		(38)	(38)
Retained earnings		52,082	59,504

Total shareholders' equity		90,691	100,732

Total liabilities and shareholders’ equity		105,257	122,436

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries
Consolidated Statements of Operations for the Year Ended December 31

		2012	2013	2014
		US$ thousands
	Note	Except for share and per share data

Sales*	12	48,729	73,298	75,622
Cost of sales		28,849	43,865	44,835

Gross profit		19,880	29,433	30,787

Operating expenses
Research and development**		4,401	5,465	6,480
Sales and marketing		3,081	3,818	4,418
General and administrative		2,369	2,572	2,843

Total operating expenses		9,851	11,855	13,741

Operating income		10,029	17,578	17,046
Financial income, net	13	752	404	263

Income before income taxes		10,781	17,982	17,309

Income taxes	14	910	905	2,704

Net income		9,871	17,077	14,605

Income per share:
Basic income per ordinary share (US$)	2U	1.424	2.404	2.033

Diluted income per ordinary share (US$)		1.417	2.357	1.996

Weighted average number of ordinary
shares used to compute basic income
per share (in thousands)		6,934	7,103	7,184

Weighted average number of ordinary
shares used to compute diluted income
per share (in thousands)		6,968	7,246	7,319

* Including sales to related parties in the amount of US$ 558 thousand, US$ 851 thousand and US$ 1,041 thousand in 2012, 2013 and 2014, respectively.
** Including services from related parties in the amount of US$ 42 thousand, US$ 133 thousand and US$ 243 thousand in 2012, 2013 and 2014, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity

	Ordinary shares		Additional paid-in capital	Treasury shares	Retained earnings	Total shareholders’ Equity
	Number of shares(1)	US$ thousands

Balance at
January 1, 2012	6,925,088	20	35,245	(38)	29,047	64,274

Exercise of options	82,338	1	276	-	-	277
Share-based compensation	-	-	544	-	-	544
Net income	-	-	-	-	9,871	9,871

Balance at
December 31, 2012	7,007,426	21	36,065	(38)	38,918	74,966

Exercise of options	132,587	*-	1,893	-	-	1,893
Share-based compensation	-	-	668	-	-	668
Dividend (US $0.55 per share)	-	-	-	-	(3,913)	(3,913)
Net income	-	-	-	-	17,077	17,077

Balance at
December 31, 2013	7,140,013	21	38,626	(38)	52,082	90,691

Exercise of options	78,620	*-	1,353	-	-	1,353
Share-based compensation	-	-	1,266	-	-	1,266
Dividend (US $1.00 per share)	-	-	-	-	(7,183)	(7,183)
Net income	-	-	-	-	14,605	14,605

Balance at
December 31, 2014	7,218,633	21	41,245	(38)	59,504	100,732

(1)	Net of 14,971 shares held by the subsidiary

*	Less than 1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows for the Year Ended December 31

	2012	2013	2014
	US$ thousands
Cash flows from operating activities
Net income	9,871	17,077	14,605

Adjustments required to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	454	659	996
Write-down of obsolete inventory	873	1,926	1,029
Liability for employees' severance benefits, net	23	174	(86)
Discount of marketable securities	579	729	758
Share-based compensation expense	544	668	1,266
Deferred taxes	22	(552)	(219)
Capital (gain) loss	-	1	-
Changes in assets and liabilities:
Accounts receivable - trade	(3,741)	(2,322)	(3,248)
Accounts receivable - other	(537)	(114)	188
Accounts receivable - Related parties	(37)	(139)	(6)
Inventories	(4,495)	(15,909)	3,416
Trade accounts payable	3,828	(1,474)	1,321
Other accounts payable and accrued expenses	1,436	1,220	649
Contingent consideration	-	-	45
Accounts payable - Related parties	69	(26)	(30)
Net cash provided by operating activities	8,889	1,918	20,684

Cash flows from investing activities
Proceeds from (investments in) short term bank deposits, net	2,483	(473)	(1,000)
Purchases of property, plant and equipment	(798)	(822)	(1,858)
Investment in intangible assets	-	(100)	(100)
Proceeds from maturity of marketable securities	8,955	12,500	14,750
Purchases of marketable securities	(17,992)	(11,384)	(11,740)
Acquisition of subsidiary, net of acquired cash (see Note 3)	-	-	(10,048)
Net cash used in investing activities	(7,352)	(279)	(9,996)

Cash flows from financing activities
Exercise of options	277	1,893	1,353
Dividend	-	(3,913)	(7,183)
Net cash provided by (used in) financing activities	277	(2,020)	(5,830)

Effect of exchange rate changes on cash balances held	9	72	35

Increase (decrease) in cash and cash equivalents	1,823	(309)	4,893

Cash and cash equivalents at beginning of year	11,483	13,306	12,997
Cash and cash equivalents at end of year	13,306	12,997	17,890

Supplementary cash flow information
A. Non-cash transactions:
Investments in PPE and Intangible assets	9	207	87
B. Cash paid during the year for:
Income taxes	635	2,154	1,277

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries
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

On December 10, 2014, the Company completed the acquisition of 100% shares of Fiberblaze A/S, (hereinafter - Fiberblaze), a privately-held Danish company. For more details see Note 3.
In these financial statements the terms "Company" or Silicom refer to Silicom Ltd. and its wholly owned subsidiaries, Silicom Connectivity Solutions, Inc. (hereinafter – Silicom Inc.)  and Fiberblaze, whereas the term "subsidiaries" refers to Silicom Inc. and Fiberblaze.

Note 2 - Summary of Significant Accounting Policies

The significant accounting policies, which are applied consistently throughout the periods presented, are as follows:

A.	Financial statements in US dollars

Substantially all sales of the Company are made outside of Israel (see Note 12A regarding geographical distribution), in US dollars ("dollars"). Most purchases of materials and components, and a significant part of the marketing costs are made or incurred, primarily in dollars. Therefore, the functional currency of the Company is the dollar.

Transactions and monetary balances in other currencies are translated into the functional currency using the current exchange rate.

All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in earnings when they arise.

B.	Basis of presentation

The accompanying consolidated financial statements have been prepared with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

C.	Estimates and assumptions

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of PPE, deferred tax assets, inventory, investments, goodwill, intangible assets, share-based compensation and other contingencies.

D.	Business combinations

The Company accounts for business combination in accordance with ASC No. 805, "Business Combinations". ASC No. 805 requires recognition of assets acquired and liabilities assumed at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in the consolidated statements of operations.

E.	Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less from the date of deposit to be cash equivalents.

F.	Short-term bank deposits

Short term bank deposits consist of bank deposits with original maturities of more than three months and up to twelve months.

As of December 31, 2014 the Company's short-term bank deposits consist of bank deposits in US dollars that bear fixed annual interest of 0.45% (2013 0.35%). These short-term bank deposits are held with a major Israeli bank, and their use and withdrawal are not subject to any restrictions.

G.	Marketable securities

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

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

G.	Marketable securities (cont’d)

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

H.	Trade accounts receivable, net

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

As of December 31, 2013 and 2014, the provision for doubtful accounts receivable amounted to US$ 20 thousand.

I.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the "weighted average-cost" method.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

I.	Inventories (cont’d)

The Company writes down obsolete or slow moving inventory to its market value, on a quarterly basis.

J.	Assets held for employees’ severance benefits

Assets held for employees’ severance benefits represent contributions to severance pay funds and cash surrender value of insurance policies. The assets are recorded at their current cash redemption value.

K.	Property, plant and equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful life of the assets at the following annual rates:

%
Machinery and equipment	15 - 33
Office furniture and equipment	6 - 33
Leasehold improvements	10 - 20

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted if appropriate.

L.	Goodwill and other intangible assets

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Goodwill is not amortized but instead is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

The Company operates in one operating segment and this segment comprises one reporting unit.

Goodwill is reviewed for impairment at least annually in accordance with ASU 2011-08, Testing Goodwill for Impairment. ASU 2011-08 provides an entity the option to perform a qualitative assessment to determine whether it is more likely than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more likely than-not that the fair value of a reporting is greater than its carrying amount, the two-step goodwill impairment test is not required.

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed. During the year ended December 31, 2014, no impairments were found and therefore no impairment losses were recorded.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

L.	Goodwill and other intangible assets (cont’d)

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives of 3 years. The acquired customer relationships, current technology and intellectual property are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in amortization of such intangible assets in the straight-line method.

M.	Impairment of Long-Lived Assets

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

N.	Revenue recognition

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

O.	Research and development costs

Research and development costs are expensed as incurred.

P.	Royalty bearing participations

Royalty expenses are recognized pursuant to the sale of related products and are classified as cost of sales. See Note 10A.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

Q.	Allowance for product warranty

The Company grants service warranties related to certain products to end-users. The Company estimates its obligation for such warranties to be immaterial on the basis of historical experience. Accordingly, these financial statements do not include an accrual for warranty obligations.

R.	Treasury shares

Treasury shares are recorded at cost and presented as a reduction of shareholders' equity.

S.	Income taxes

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

T.	Share-based compensation

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

U.	Basic and diluted earnings per share

Basic income per ordinary share is calculated by dividing the net income attributable to ordinary shares, by the weighted average number of ordinary shares outstanding. Diluted income per ordinary share calculation is similar to basic income per ordinary share except that the weighted average of common shares outstanding is increased to include outstanding potential common shares during the period if dilutive. Potential common shares arise from stock options and Restricted Share Units (“RSUs”), and the dilutive effect is reflected by the application of the treasury stock method.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

U.	Basic and diluted earnings per share (cont’d)

The following table summarizes information related to the computation of basic and diluted income per ordinary share for the years indicated.

	Year ended December 31
	2012	2013	2014
Net income attributable to ordinary shares
(US$ thousands)	9,871	17,077	14,605

Weighted average number of ordinary shares outstanding
used in basic income per ordinary share calculation	6,933,576	7,103,021	7,184,114

Add assumed exercise of outstanding dilutive potential
ordinary shares	34,729	143,011	134,792

Weighted average number of ordinary shares outstanding
used in diluted income per ordinary share calculation	6,968,305	7,246,032	7,318,906

Basic income per ordinary shares (US$)	1.424	2.404	2.033

Diluted income per ordinary shares (US$)	1.417	2.357	1.996

The weighted average number of shares related to options
and RSUs excluded from the diluted earnings per share
calculation because of anti-dilutive effect	135,000	-	37,304

V.	Comprehensive Income

For the years ended December 31, 2012, 2013 and 2014, comprehensive income equals net income.

W.	Fair Value Measurements

The Company's financial instruments consist mainly of cash and cash equivalents, short-term bank deposits, marketable securities, trade and other receivables and trade accounts payable. The carrying amounts of these financial instruments, except for marketable securities, approximate their fair value because of the short maturity of these investments. The fair value of marketable securities is presented in Note 5 to these consolidated financial statements. Assets held for severance benefits are recorded at their current cash redemption value.

Silicom Ltd. and its Subsidiaries
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

X.	Concentrations of risks

(1)           Credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and assets held for employees’ severance benefits. Cash and cash equivalents balances of the Company, which are subject to credit risk, consist of cash accounts held with major financial institutions. Short-term bank deposits balances of the Company, which are subject to credit risk, consist of short-term bank deposits held with a major Israeli Bank. Marketable securities consist of held to maturity marketable securities issued by highly rated corporations or governmental securities. As of December 31, 2013 and 2014, the ratings of the securities in the Company's portfolio were at least A. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations). Concentrations of credit risk with respect to trade receivables are limited due to the Company’s diverse customer base and their wide geographical dispersion. The Company closely monitors extensions of credit and has never experienced significant credit losses.

(2)           Dominant customers

The Company depends on a small amount of customers for its products. The Company's top three customers accounted for approximately 41% of its revenues in 2014. The Company expects that a small number of customers will continue to account for a significant portion of its revenues for the foreseeable future.

Y.	Liabilities for loss contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

Z.	Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period and early adoption is not permitted. The standard can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

Note 3 – Acquisition of Fiberblaze

On December 10, 2014 (hereinafter – closing date) the Company completed the acquisition of all of the outstanding shares and voting interests of Fiberblaze. The acquired company is a privately-held Denmark-based provider of high performance application acceleration solutions for the mobile, telecommunication, network monitoring, cyber security, financial and related industries. Fiberblaze has a wholly owned subsidiary in the U.S called Fiberblaze US, LLC which markets Fiberblaze’s products in the US.

The financial results of Fiberblaze are included in the consolidated financial statements from the closing date.

The following table summarizes the major classes of consideration transferred, and the recognized amounts of assets acquired and liabilities assumed at the acquisition date:

US$ thousands

Cash	10,161
Contingent consideration (i)(a)	3,796
Contingent consideration (i)(b)	887
Total purchase price	14,844

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 3 – Acquisition of Fiberblaze (cont’d)

(i)	Contingent consideration

Silicom has agreed to pay the selling shareholders additional milestones-based contingent consideration which is classified as a financial liability, 90% in cash and 10% in options to ordinary shares of the Company as described below:

(a)
Pursuant to the terms of the share purchase agreement (hereinafter – SPA) between the Company and Fiberblaze selling shareholders, the Company is obligated to pay to Fiberblaze's selling shareholders a contingent payment upon the attainment of future performance milestones relating to Fiberblaze revenues until August 31, 2015. In connection with this contingent payment consideration, at the closing date, the Company recorded an estimated liability of US$ 3,796 thousand. At December 31, 2014 the fair value of the contingent consideration has increased to US$ 3,833 thousand, an increase that reflects the changes related to the time value of the liability since the date of acquisition.

(b)
Pursuant to the terms of the SPA between the Company and Fiberblaze selling shareholders, the Company is obligated to pay to Fiberblaze's selling shareholders a contingent payment upon the attainment of future performance milestones relating to Fiberblaze’s achievement of design wins until August 31, 2015. In connection with this contingent payment consideration, at the closing date, the Company recorded an estimated liability of US$ 887 thousand. At December 31, 2014 the fair value of the contingent consideration has increased to US$ 895 thousand, an increase that reflects the changes related to the time value of the liability since the date of acquisition.

(c)
Pursuant to the terms of the SPA, the options to ordinary shares will be valued based on the fair market value of such options on the date of their grant according to the Black and Scholes model, will vest in three equal tranches over three years, with the first tranche vesting one year following August 31, 2015, and will have an exercise price equal to the closing trading price of the Company’s Ordinary Shares on the Nasdaq Stock Exchange on the date of grant.

Under the purchase method prescribed by ASC 805, the purchase price is allocated to net tangible assets, identifiable intangible assets, with any remainder allocated to goodwill:

US$ thousands

Cash and cash equivalents	113
Trade and other receivables	764
Inventories	1,116
Fixed assets	29
Trade and other payables	(854)
Customer relationships	540
Current technology	1,456
Deferred tax liability	(562)
Goodwill	12,242
Total purchase price	14,844

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 3 – Acquisition of Fiberblaze (cont’d)

Measurement of fair values

Presented hereunder is information regarding the techniques the Company used to measure the fair value of the financial and non-financial assets and liabilities recognized as a result of the business combination:

(a)	Inventories

The fair value of inventories is determined based on the estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

(b)	Intangible assets

The fair value of current technology is based on the discounted estimated royalty payments that have been avoided as a result of the current technology being owned.

The fair value of customer relationships is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

(c)	Contingent consideration in business combination

The fair value is calculated using the income approach based on the expected payment amounts and their associated probabilities (i.e. probability-weighted). The liability is discounted to present value using the weighted average cost of capital rate of 18%. The fair value measurement is classified at level 3 of the fair value hierarchy (for a definition of the various hierarchy levels, see Note 2W regarding the fair value measurements). After the closing date, the Company recognizes changes in the fair value of contingent consideration in general and administrative expenses.

If new information is obtained within one year from the acquisition date about facts and circumstances that existed at the acquisition date, the Company will retrospectively adjust the relevant amounts that were recognized at the time of the acquisition.

The aggregate cash flows derived for the Company as a result of the acquisition:

US$ thousands

Cash and cash equivalents paid	10,161
Cash and cash equivalents of the subsidiary	(113)
Purchase price paid in cash, net	10,048

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 3 – Acquisition of Fiberblaze (cont’d)

Goodwill

Goodwill was recognized as a result of the acquisition as follows:

US$ thousands

Consideration transferred	14,844
Fair value of identifiable net assets	(2,602)
Total goodwill	12,242

The goodwill is attributable mainly to the skills and technical talent of the acquiree’s work force, and the synergies expected to be achieved from integrating the acquiree into the Company’s existing regular business (see also  Note 8A on goodwill). None of the goodwill recognized is expected to be deductible for income tax purposes.

Acquisition-related expenses

The Company incurred acquisition-related expenses of US$ 217. These expenses have been included in general and administrative expenses in the statement of operation. None of the acquisition related expenses are expected to be deductible for income tax purposes.

Note 4 - Cash and Cash Equivalents

	December 31
	2013	2014
	US$ thousands

Cash	10,593	14,172
Cash equivalents *	2,404	3,718
	12,997	17,890

*	Comprised mainly of deposits in banks as at December 31, 2013 and 2014 carrying a weighted average interest rate of 0.74% and 0.14%, respectively.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 5 - Marketable Securities

The Company's investment in marketable securities as of December 31, 2013 and 2014 are classified as “held-to-maturity” and consist of the following:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding	Aggregate
	cost basis**	gains	(losses)	fair value*
	US$ thousands
At December 31, 2014
Held to maturity:
Corporate debt securities
Current	15,328	-	(69)	15,259
Non-Current	20,536	-	(271)	20,265

	35,864	-	(340)	35,524

At December 31, 2013
Held to maturity:
Corporate debt securities and
government debt securities
Current	15,015	20	(76)	14,959
Non-Current	24,617	69	(167)	24,519

	39,632	89	(243)	39,478

*	Fair value is being determined using quoted market prices in active markets (Level 1).

**	Including accrued interest in the amount of US$ 391 thousand and US$ 339 thousand as of December 31, 2013 and 2014 respectively.

Activity in marketable securities in 2014	US$ thousands

Balance at January 1, 2014	39,632

Purchases of marketable securities	11,740
Discount of marketable securities	(758)
Proceeds from maturity of marketable securities	(14,750)
Balance at December 31, 2014	35,864

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 5 - Marketable Securities (Cont’d)

The following table summarizes the gross unrealized losses on investment securities for which other-than-temporary impairments have not been recognized and the fair value of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2014:

	Less than 12 months		12 months or more		Total
Held to maturity:	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value

Corporate debt securities	(170)	18,936	(170)	15,573	(340)	34,509

The unrealized losses on the investments were caused by changes in interest rate. The Company has the ability and intent to hold these investments until maturity and it is more likely than not that the Company will not be required to sell any of the securities before recovery; therefore these investments are not considered other than temporarily impaired.

Note 6 - Inventories

	December 31
	2013	2014
	US$ thousands

Raw materials and components	9,041	8,275
Products in process	13,081	11,263
Finished products	6,656	5,911
	28,778	25,449

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 7 - Property, Plant and Equipment, Net

	December 31
	2013	2014
	US$ thousands

Machinery and equipment	4,028	5,338
Office furniture and equipment	389	433
Leasehold improvements	486	1,023

Property, plant and equipment	4,903	6,794

Accumulated depreciation	(3,424)	(4,336)

Property, Plant and equipment, net	1,479	2,458

Depreciation expense for the years ended December 31, 2012, 2013 and 2014 were US$ 454 thousand, US$ 639 thousand and US$ 891 thousand, respectively.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 8 - Goodwill and Other Intangible Assets

A.	Goodwill

Changes in goodwill as of December 31, 2014 are as follows:

US$ thousands
Balance at January 1, 2014	-

Acquisition of Fiberblaze	12,242
Balance at December 31, 2014	12,242

B.	Other intangible assets

Net other intangible assets as of December 31, 2014 are as follows:

		December 31
		2013	2014
	Useful life	US$ thousands
Original cost:
Intellectual property	3	200	200
Current technology	3	-	1,456
Customer relationships	3	-	540
		200	2,196
Accumulated amortization:
Intellectual property		20	87
Current technology		-	28
Customer relationships		-	10
		20	125

Other intangible assets, Net:
Intellectual property		180	113
Current technology		-	1,428
Customer relationships		-	530
		180	2,071

Amortization expense for the years ended December 31, 2013 and 2014 were US$ 20 thousand and US$ 105 thousand, respectively.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

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

B.
According to Section 14 to the Severance Pay Law ("Section 14") the payment of monthly deposits by a company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to the employees that have entered into agreements with the company pursuant to such Section 14. Commencing July 1, 2008, the Company has entered into agreements with a majority of its employees in order to implement Section 14. Therefore, as of that date, the payment of monthly deposits by the Company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to those employees that have entered into such agreements and therefore the Company incurs no additional liability since that date with respect to such employees. Amounts accumulated in the pension funds or insurance policies pursuant to Section 14 are not supervised or administrated by the Company and therefore neither such amounts nor the corresponding accrual are reflected in the balance sheet

C.
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

D.	Expenses recorded with respect to employees' severance payments for the years ended December 31, 2012, 2013 and 2014 were US$ 382 thousand, US$ 578 thousand and US$ 432 thousand, respectively.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 10 - Commitments and Contingencies

A.	Royalty commitments

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

The Company’s total outstanding obligation in respect of royalty-bearing participations received or accrued, net of royalties paid or accrued before interest, amounted to approximately US$ 2,960 thousand as at December 31, 2014 (US$ 2,960 thousand as at December 31, 2013).

B.	Lease commitments

The premises and facilities occupied by the Company are leased under various operating lease agreements. Furthermore, the Company has entered into several operating lease agreements for motor vehicles in Israel.

The agreements related to leases in Israel are in Israeli Shekel (“ILS”) or in ILS, linked to the Israeli Consumer Price Index or to the US Dollars. The agreements related to leases in the USA are in US Dollars and the agreements related to leases in Denmark are in Danish Krone (“DKK”).

The minimum future rental payments under the above leases at exchange rates in effect on December 31, 2014, are as follows:

Year ended December 31	US$ thousands
2015	1,241
2016	1,198
2017 and on	1,260

Of the amounts above, US$24 thousand in 2015, relate to related parties.

Rental expenses under the lease agreements for the years ended December 31, 2012, 2013 and 2014 were US$ 676 thousand, US$ 837 thousand and US$ 1,243 thousand, respectively.

C.	Credit line

The Company has one line of credit provided to it by a bank (approximately US$  154  thousand). The bank is allowed to cancel or change the line of credit with no advance notice. As at December 31, 2014, this credit line has not been used.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 10 - Commitments and Contingencies (Cont’d)

D.	Outstanding Legal Proceeding

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

Note 11 - Shareholders' Equity

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

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

B.
Options or RSUs granted to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the awards of options, or the ordinary shares issued upon their exercise, must be deposited with a trustee for at least two years following the date of grant. Under Section 102, any tax payable by an employee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares by the trustee to the employee or upon the sale of the awards or ordinary shares.

Capital gains on awards granted under the plans are subjected to tax of 25% to be paid by the employee, and the Company is not entitled to a tax deduction.

Gains which are not capital gains on awards under the plans are subjected to regular tax rates on individuals, and the Company is entitled to a tax deduction for such gains.

C.	On December 21, 2010, the Company granted, in the aggregate, 137,500 options to certain of its directors and employees under the 2004 Plan. In relation to this grant:

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

2.	No expenses were incurred during the year ended December 31, 2014 in relation to this grant. As at December 31, 2014, all expenses related to this grant were recognized.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

D.	On September 13, 2012, the Company granted, in the aggregate, 240,000 options to certain of its directors and employees under the 2004 Plan. In relation to this grant:

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

3.
Compensation expenses incurred during the year ended December 31, 2014 in relation to this grant were approximately US$ 424 thousand. As at December 31, 2014, there were approximately US$ 142 thousand of unrecognized compensation costs related to this grant to be recognized over a period of 0.7 years.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

E.	On April 30, 2014, the Company granted, in the aggregate, 74,000 RSUs to certain of its directors, employees and consultants under the 2013 Plan. In relation to this grant:

1.	50% of the RSUs vest on the second anniversary of the date of grant and the additional 50% of the RSUs vest on the third anniversary of the date of the grant.

2.	The fair value of RSUs is estimated based on the market value of the Company’s stock on the date of grant, less an estimate of dividends that will not accrue to RSUs holders prior to vesting.

3.	The Company recognizes compensation expenses on these RSUs based on estimated grant date fair value, with the following assumptions:

Expected dividend yield	2.06%
Termination rate	4.35%

4.
Compensation expenses incurred during the year ended December 31, 2014 in relation to this grant were approximately US$ 843 thousand. As at December 31, 2014, there were approximately US$ 2,194 thousand of unrecognized compensation costs related to this grant to be recognized over a weighted average period of 1.85 years.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

F.	The following table summarizes information regarding stock options as at December 31, 2014:

	Options outstanding		Options exercisable
		Weighted average		Weighted average
		remaining		remaining
Exercise price	Number	contractual life	Number	contractual life
US$	of options	(in years)	of options	(in years)

15.28	192,130	5.7	78,130	5.7

The aggregate intrinsic value of options outstanding as of December 31, 2013 and 2014 is US$ 8,152 thousand and US$ 3,825 thousand, respectively.
The aggregate intrinsic value of options exercisable as of December 31, 2013 and 2014 is US$ 1,143 thousand and US$ 1,556 thousand, respectively.
The total intrinsic value of options exercised during the year ended December 31, 2013 and 2014, is US$ 1,119 thousand and US$ 2,400 thousand, respectively.
The intrinsic value of the options at the date of grant is zero.

G.	The following table summarizes information regarding Restricted Share Units as at December 31, 2014:

Restricted	Vested
Share Units	Restricted
Outstanding	Share Units

74,000	-

The aggregate intrinsic value of RSUs outstanding as of December 31, 2014 is US$ 2,604 thousand.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

H.	The stock option activity under the abovementioned plans is as follows:

			Weighted
		Weighted	average
	Number	average	grant date
	of options	exercise price	fair value
		US$	US$

Balance at January 1, 2012	257,425

Granted	240,000	15.28	6.54
Exercised	(82,338)	3.35	1.81
Forfeited	(2,000)	15.28	6.54

Balance at December 31, 2012	413,087

Exercised	(132,587)	14.28	6.61
Forfeited	(7,750)	15.28	6.54

Balance at December 31, 2013	272,750

Exercised	(78,620)	17.19	7.70
Forfeited	(2,000)	15.28	6.54

Balance at December 31, 2014	192,130
Exercisable at December 31, 2014	78,130

I.	The Restricted Share Units activity under the abovementioned plans is as follows:

	Number of	average
	Restricted	grant date
	Share Units	fair value
	US$	US$

Balance at January 1, 2014	-

Granted	74,000	46.07

Balance at December 31, 2014	74,000

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

J.	During 2012, 2013 and 2014, the Company recorded share-based compensation expenses. The following summarizes the allocation of the stock-based compensation expenses:

	Year ended December 31
	2012	2013	2014
	US$ thousands	US$ thousands	US$ thousands

Cost of sales	46	103	124
Research and development costs	130	193	340
Selling and marketing expenses	159	177	366
General and administrative expenses	209	195	436

	544	668	1,266

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 12 - Sales

A.	Information on sales by geographic distribution:

The Company has one operating segment.

Sales are attributed to geographic distribution based on the location of the customer.

	Year ended December 31
	2012	2013	2014
	US$ thousands

North America	33,606	55,655	53,712
Europe	7,277	9,257	11,421
Asia-Pacific	7,846	8,386	10,489

	48,729	73,298	75,622

All property, plant and equipment are located in Israel.

B.	Sales to single customers exceeding 10% of sales (US$ thousands):

	Year ended December 31
	2012	2013	2014
	US$ thousands

Customer “A”	10,809	24,512	18,083
Customer “B”	8,714	*	*

*	Less than 10% of sales.

Note 13 - Financial Income (Expenses), Net

	Year ended December 31
	2012	2013	2014
	US$ thousands

Interest income	1,360	1,290	1,266
Discount of marketable securities	(561)	(643)	(758)
Exchange rate differences, net	96	(89)	(95)
Bank charges	(143)	(154)	(150)

	752	404	263

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 14 - Taxes on Income

A.
Measurement of results for tax purposes under the Israeli Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) - 1986

As a "foreign invested company" (as defined in the Israeli Law for the Encouragement of Capital Investments-1959), the Company's taxable income or loss is calculated in US Dollars.

B.	Israel tax reform

Presented hereunder are the regular tax rates in Israel for the years 2012-2014:

2012 – 25%
2013 – 25%
2014 – 26.5%

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

a.
Through the end of 2013 tax year, the Company has elected to be taxed under the alternative benefits method, whereby the Company waives grants in return for tax exemptions. For the manufacturing plant in Yokneam the Company is entitled to an exemption from tax on its taxable income for a period of ten years beginning from the year of election; For the research and development center the Company is entitled to an exemption from tax on its taxable income for two years beginning from the year of election, and not more than 25%, on its taxable income in the next eight years.

b.
Should the Company derive income from sources other than the “Approved Enterprise” or "Benefited Enterprise" (See Note 14C 3) during the relevant period of benefits, such income will be taxable at the regular corporate tax rates for the applicable year.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 14 - Taxes on Income (cont’d)

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the “Law”) (cont'd)

1.	Rates (cont'd)

c.
In the event of distribution by the Company of cash dividends out of its retained earnings that were generated prior to 2014 tax year and were tax exempt due to the “Approved Enterprise” or "Benefited Enterprise" status, the Company would be subjected to a maximum of 25% corporate tax on the amount distributed, and a further 15% withholding tax would be deducted from the amounts distributed to the shareholders.

Out of the Company’s retained earnings as of December 31, 2014 and 2013, approximately US$ 44,892 thousand and US$ 50,683 thousand respectively are tax-exempt, due to “Approved Enterprise” and "Benefited Enterprise" status. If such tax-exempt income is distributed by cash dividend (including a liquidation dividend), it would be taxed at the reduced corporate tax rate applicable to such profits (up to 25%) and an income tax liability of up to approximately US$ 11,223 thousand and US$ 12,671 thousand would be incurred as of December 31, 2014  and 2013, respectively. The Company anticipates that any future dividends distributed pursuant to its dividend policy, will be distributed from income sources which will not impose additional tax liabilities on the Company. The Company intends to reinvest the amount of its tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise" or "Benefited Enterprise". If the Company was to declare a dividend from its tax-exempt income, an income tax expense would be recognized in the period a dividend is declared.

2.	Conditions for entitlement to the tax benefits

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

Silicom Ltd. and its Subsidiaries
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

(c)
In order to receive the tax benefits in the Grant Path or the “Benefited Enterprise”, the “Industrial Company” must contribute to the economic independence of Israel’s economy in one of the following ways:

1.	Its primary activity is in the Biotechnology or Nanotechnology fields and pre-approval is received from the head of research and development at the Office of the Chief Scientist;

2.	Its revenue from a specific country is not greater than 75% of its total revenues that year;

3.	25% or more of its revenues are derived from a specific foreign market of at least 14 million residents.

(d)	Upon the establishment of a “Benefited Enterprise”, an investment of at least ILS 300 thousand in production machinery and equipment within three years is required.

(e)
For an expansion, a company is required to invest within three years the higher of ILS 300 thousand in production machinery and equipment or a certain percentage of its existing production machinery and equipment.

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

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 14 - Taxes on Income (cont’d)

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the “Law”) (cont'd)

3.	Amendments to the Law (cont'd)

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

Under the Amendment to the Law, which the Company started applying in 2014, upon an irrevocable election made by a company, a uniform corporate tax rate will apply to all preferred income of such company. Under the law, when the election is made, the uniform tax rate (for 2014 and on) will be 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel. The profits of these Preferred Companies will be freely distributable as dividends, subject to a withholding tax of 20%.

Furthermore, the Amendment provides relief with respect to the non-payment of tax on a dividend received by an Israeli resident company from profits of an approved/alternative/beneficiary enterprise that accrued in the benefits period according to the version of the law before its amendment, if the company distributing the dividend notifies the tax authorities by June 30, 2015 that it is applying the provisions of the Amendment and the dividend is distributed after the date of the notice (hereinafter – “the relief”). Furthermore, a distribution from profits of the exempt enterprise will be subject to tax by the distributing company.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 14 - Taxes on Income (cont’d)

D.	Taxation of the subsidiaries

1.	The subsidiary Silicom Connectivity Solutions, Inc. files tax returns to US federal tax authorities and to state tax authorities in the states of New Jersey and California.

2.
The subsidiary Fiberblaze is taxed according to the tax laws in Denmark and its subsidiary files tax returns to US federal tax authorities, New York state tax authorities and to the city of New York tax authorities.

3.
The Company has not provided for Israeli income and foreign withholding taxes on US$ 1,850 thousands of its non-Israeli subsidiaries' undistributed earnings as of December 31, 2014. The earnings could become subject to tax if earnings are remitted or deemed remitted as dividends or upon sale of a subsidiary. The Company currently has no plans to repatriate those funds and intends to indefinitely reinvest them in its non-Israeli operations. The unrecognized deferred tax liability associated with these temporary differences was approximately US$ 218 thousands at December 31, 2014.

E.	Tax assessments

For the Israeli jurisdiction the Company has final tax assessments for all years up to and including the tax year ended December 31, 2012. In December 2014 the Company has filed a request to reopen the tax assessments for 2009 through 2012, in order to obtain tax benefits that the Company believes it is entitled to. As of December 31, 2014, the Company's request has not been accepted by the Israeli tax authority.

For the US Federal jurisdictions, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2010. For the New-Jersey state jurisdiction, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2009. For the California state jurisdiction, Silicom Inc. has open tax assessments for 2011 through 2014.

For the Danish jurisdiction, Fiberblaze A/S has final tax assessments for all years up to and including the tax year ended August 31, 2011. Fiberblaze A/S has open Tax assessments for the tax years ended August 31, 2012, August 31, 2013, August 31, 2014, and for the four months ended December 31, 2014.

For the US Federal jurisdiction, New York State and New York City jurisdictions, Fiberblaze US LLC has open tax assessments for tax years ended August 31, 2012, August 31, 2013, August 31, 2014, and for the four months ended December 31, 2014.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 14 - Taxes on Income (cont'd)

F.	Income before income taxes and income taxes expense (benefit) included in the consolidated statements of operations

	Year ended December 31
	2012	2013	2014
	US$ thousands

Income before income taxes:
Israel	10,086	16,857	16,522
Foreign jurisdiction	695	1,125	787
	10,781	17,982	17,309

Current taxes:
Israel	784	949	2,494
Foreign jurisdiction	116	479	409
	900	1,428	2,903

Current tax (benefits) expenses relating
to prior years:
Israel	(12)	29	20

Deferred taxes:
Israel	(3)	(552)	(200)
Foreign jurisdiction	25	-	(19)
	22	(552)	(219)

Income tax expense	910	905	2,704

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 14 - Taxes on Income (cont’d)

G.	Deferred income taxes

The tax effects of significant items comprising the Company’s deferred tax assets are as follows:

	December 31	December 31
	2013	2014
	US$ thousands	US$ thousands

Deferred tax assets:
Accrued employee benefits	248	248
Research and development costs	458	636
PPE	5	7
Other	2	22
Total gross deferred tax assets	713	913

Deferred tax liabilities:
Inventory	-	(99)
Intangible assets	-	(444)
Total gross deferred tax liabilities	-	(543)

Net deferred tax assets	713	370

In Israel	713	913
Foreign jurisdictions	-	(543)
Net deferred tax assets	713	370

Current deferred tax assets	274	567
Current deferred tax liabilities	-	(259)
Non-current deferred tax assets	439	346
Non-current deferred tax liabilities	-	(284)
Net deferred tax assets	713	370

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 14 - Taxes on Income (cont'd)

H.	Reconciliation of the statutory tax expense to actual tax expense

	Year ended December 31
	2012	2013	2014
	US$ thousands

Income before income taxes	10,781	17,982	17,309
Statutory tax rate in Israel	25.0%	25.0%	26.5%
	2,695	4,496	4,587

Increase (decrease) in taxes resulting from:
Non-deductible operating expenses	159	205	476
Prior year adjustments	(12)	29	20
Change in valuation allowance	(63)	-	-
Tax effect due to "Approved/Benefited/
Preferred Enterprise" status	(2,063)	(4,396)	(2,588)
Taxes related to foreign jurisdictions	30	198	181
Changes in tax rate	(58)	399	-
Other	222	(26)	28

Income tax expense	910	905	2,704

I.	Accounting for uncertainty in income taxes

ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. This standard prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position.

During 2012, 2013 and 2014 the Company and its subsidiaries did not have any significant unrecognized tax benefits and thus, no related interest and penalties were accrued.
In addition, the Company and its subsidiaries do not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 15 - Subsequent Events

On March 23, 2015 Silicom's Board of Directors declared a dividend of US $1.00 per share payable on April 21, 2015 to shareholders of record as of April 6, 2015, and in the aggregate amount of approximately US $7.3 million for 2014.

In March 2015, the Company’s compensation committee and board of directors, respectively, have approved the grant of a total of 92,591 options under the Global Share Incentive Plan (2013), of which options granted to directors and office holders are subject to the approval of the Annual General Meeting, which is currently scheduled to convene no later than July 2015, as prescribed under the Israeli Companies Law, 1999 and the Company's Amended and Restated Articles of Association.