Form 20-F
period 2015-12-31
SILICOM LTD.
filed 2016-04-26
CIK 916793

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report……………….. For the transition period from to

Commission File number: 000-23288

 SILICOM LTD.
(Exact name of Registrant as specified in its charter and as translated into English)

ISRAEL
(Jurisdiction of incorporation or organization)
14 Atir Yeda Street,
Kfar Sava 4464323, Israel
 (Address of principal executive offices)

Mr. Eran Gilad, CFO and Company Secretary
Telephone: +972-9-764-4555
E-mail: erang@silicom.co.il
14 Atir Yeda Street,
Kfar Sava 4464323, Israel
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

 7,311,563

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

As used herein or in any document incorporated by reference hereto, the “Company”, “Silicom Ltd.”, “Silicom”, “Registrant”, “we”, “us”, or “our” refers to Silicom Ltd. and its subsidiaries. We have prepared our consolidated financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States. All references herein to “dollars” or “$” are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

Table of Contents

PART I.	6
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	7
ITEM 3. KEY INFORMATION	7
A. Selected Financial Data	7
B. Capitalization and indebtedness	11
C. Reason for the offer and use of proceeds	11
D. Risk Factors	11
ITEM 4. INFORMATION ON THE COMPANY.	27
A. History and Development of the Company	27
B. Business Overview	29
Principal Markets	32
Manufacturing and Suppliers	32
Marketing Channels	35
Patents and Licenses	37
Competition	38
Governmental Regulation Affecting the Company	39
C. Organizational Structure	40
D. Property, Plant and Equipment	40
ITEM 4A. UNRESOLVED STAFF COMMENTS	41
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	41
Critical Accounting Policies	42
A. Operating Results	45
Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets	49
B. Liquidity and Capital Resources	49
C. Research and development, patents and licenses, etc.	51
D. Trend Information	53
E. Off-Balance Sheet Arrangements	54
F. Tabular disclosure of contractual obligations	55
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	56
A. Directors and Senior Management	56
B. Compensation	59
C. Board Practices	62
Board of Directors	64
External Directors	64
Audit Committee	68
Compensation Committee	70
Internal Auditor	75
D. Employees	75
E. Share Ownership	77

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	78
A. Major Shareholders	78
B. Related Party Transactions	79
ITEM 9. THE OFFER AND LISTING	84
A. Offer and listing details	84
Markets and Share Price History	84
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	115
Interest Rate Risk	115
Foreign Currency Exchange Risk	116
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	118
PART II.	118
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	118
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	118
ITEM 15. CONTROLS AND PROCEDURES	118
Disclosure Controls and Procedures	118
Management's Annual Report on Internal Control over Financial Reporting	118
Inherent Limitations on Effectiveness of Controls	119
Changes in Internal Control over Financial Reporting	119
ITEM 15T. CONTROLS AND PROCEDURES	119
ITEM 16. RESERVED	119
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	119

Part I.

Item 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.   KEY INFORMATION

A.           Selected Financial Data

The selected data presented below under the captions “Consolidated Statements of Operations Data” and “Consolidated Balance Sheets Data” for and as of the end of each of the years in the five-year period ended December 31, 2015, are derived from our audited consolidated financial statements. The consolidated financial statements as of December 31, 2015, and for each of the years in the three-year period ended December 31, 2015, and the report thereon, are included elsewhere in this annual report. The selected data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto, which are set forth in Item 18 – “Financial Statements” and the other financial information appearing elsewhere in this annual report.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

	2011	2012	2013	2014	2015
Sales	$39,633	$48,729	$73,298	$75,622	$82,738
Cost of sales	22,430	28,849	43,865	44,835	48,659
Gross profit	17,203	19,880	29,433	30,787	34,079
Research and development costs	4,165	4,401	5,465	6,480	9,702
Sales and marketing expenses	2,677	3,081	3,818	4,418	5,651
General and administrative expenses	1,890	2,369	2,572	2,798	3,611
Contingent consideration expense (benefit)	0	0	0	45	(3,090)
Total operating expenses	8,732	9,851	11,855	13,741	15,874
Operating income	8,471	10,029	17,578	17,046	18,205
Financial income, net	439	752	404	263	220
Income before income taxes	8,910	10,781	17,982	17,309	18,425
Income tax expenses	667	910	905	2,704	1,905
Net income(1)	8,243	9,871	17,077	14,605	16,520
Net income per share
Basic income per ordinary share	$1.195	$1.424	$2.404	$2.033	$2.273
Diluted income per ordinary share	$1.178	$1.417	$2.357	$1.996	$2.242
Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,896	6,934	7,103	7,184	7,269
Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	6,995	6,968	7,246	7,319	7,368

(1) Net income is after deduction of taxes on income, which have been reduced by virtue of tax benefits to which the Company is entitled in its capacity as an "Approved Enterprise, "Benefited Enterprise" or "Preferred Enterprise", as applicable with respect to each of the years indicated above, under Israeli law.  As such, the Company was required to pay taxes at a reduced effective rate. The Company selected the 2004 tax year (for which the tax benefits ended at the end of 2013), the 2006 tax year, the 2009 tax year and the 2012 tax year as its Year of Election under its capacity as Approved Enterprise or Benefited Enterprise for each of the Years of Election. In 2014 the Company elected to be taxed under its capacity as a Preferred Enterprise, following which its benefits under the Investment Law under its capacities as Approved Enterprise or Benefited Enterprise, as applicable, were ceased. As of 2014, the benefits under the Investment Law under the Company's capacity as a Preferred Enterprise commenced. See Note 14C to the Financial Statements and “Item 10” - Additional Information - Taxation.”

CONSOLIDATED BALANCE SHEET DATA

	2011	2012	2013	2014	2015
Total assets	$72,865	$89,033	$105,257	$122,436	$139,998
Total current liabilities	$6,438	$11,789	$11,948	$19,006	$19,814
Long-term liability	$2,153	$2,278	$2,618	$2,698	$7,350
Shareholders' equity	$64,274	$74,966	$90,691	$100,732	$112,834
Capital stock	$20	$21	$21	$21	$21
Number of ordinary shares issued(1)	6,940,059	7,022,397	7,154,984	7,233,604	7,299,315

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

	NIS per U.S. $
Year Ended December 31,	High	Low	Average	Period End
2015	4.053	3.761	3.887	3.902
2014	3.994	3.402	3.577	3.889
2013	3.728	3.471	3.601	3.471
2012	4.028	3.715	3.844	3.733
2011	3.821	3.395	3.582	3.821

The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months.

	NIS per U.S. $
Month	High	Low	Average	Period End
March 2016	3.912	3.766	3.868	3.766
February 2016	3.964	3.871	3.908	3.91
January 2016	3.983	3.913	3.950	3.951
December 2015	3.905	3.855	3.881	3.902
November 2015	3.921	3.868	3.889	3.877
October 2015	3.923	3.816	3.863	3.867

The NIS to U.S. Dollar exchange rate on March 31, 2016, as published by the Bank of Israel, was NIS 3.766.

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

Dividends paid by an Israeli resident company to non-Israeli shareholders are generally subject to withholding tax in Israel at a rate of up to 25% (or 30% if such non-Israeli shareholder is a “substantial shareholder”), but the actual withholding rate may be lower or higher than 25% depending upon the type of shareholder. In our case, the applicable withholding tax rate will also depend on the particular Israeli production facilities that have generated the earnings that are the source of the specific dividend and, accordingly, the applicable withholding rate may change from time to time.

On March 18, 2013 our Board of Directors declared a dividend of US $0.55 (NIS 2.03 according to the NIS-USD exchange rate as of March 18, 2013, as reported by the Bank of Israel) per share payable on April 17, 2013 to shareholders of record as of April 4, 2013, and in the aggregate amount of approximately US $3.9 million (approximately NIS 14.4 million according to the NIS-USD exchange rate as of March 18, 2013, as reported by the Bank of Israel) for 2012. Taxes were withheld at source by the Company as required pursuant to Israeli law.

On March 18, 2014 our Board of Directors declared a continuing dividend for 2013 of US $1.00 (NIS 3.462 according to the NIS-USD exchange rate as of March 18, 2014, as reported by the Bank of Israel) per share payable on April 17, 2014 to shareholders of record at the close of the NASDAQ Global Select Market on April 3, 2014, and in the aggregate amount of approximately US $7.2 million (approximately 24.9 million according to the NIS-USD exchange rate as of March 18, 2014, as reported by the Bank of Israel) for 2013. Taxes were withheld at source by the Company as required pursuant to Israeli law.

On March 23, 2015 our Board of Directors declared a continuing dividend for 2014 of US $1.00 (NIS 4.018 according to the NIS-USD exchange rate as of March 23, 2015, as reported by the Bank of Israel) per share payable on April 21, 2015 to shareholders of record at the close of the NASDAQ Global Select Market on April 6, 2015, and in the aggregate amount of approximately US $7.3 million (approximately 29.3 million according to the NIS-USD exchange rate as of March 23, 2015, as reported by the Bank of Israel) for 2014. Taxes were withheld at source by the Company as required pursuant to Israeli law.

On March 21, 2016 our Board of Directors declared a continuing dividend for 2015 of US $1.00 (NIS 3.855 according to the NIS-USD exchange rate as of March 21, 2016, as reported by the Bank of Israel) per share payable on April 14, 2016 to shareholders of record at the close of the NASDAQ Global Select Market on April 4, 2016, and in the aggregate amount of approximately US $7.3 million (approximately 28.1 million according to the NIS-USD exchange rate as of March 21, 2016, as reported by the Bank of Israel) for 2015. Taxes were withheld at source by the Company as required pursuant to Israeli law.

For more information on the taxation of dividends generally, and for our calculation of the tax withheld on the dividends paid as detailed above, see the section entitled “Taxation of Dividends” in Section 10.E “Taxation”.

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

The markets for our products are characterized by rapidly changing technology and evolving industry standards. For example, the migration to higher line rate Ethernet solutions, the adaptation of new bus interfaces and increased use of emerging technologies such as Cloud, Virtualization and SDN, cause our OEM customers to demand such new products and technologies. In the event that our OEM customers decide to begin using new technologies, we may not be able to develop products for the new technologies in a timely manner. Our OEM customers may also select competing products despite our ability to develop products incorporating new technologies. For Example, with the shift towards running applications in the Cloud we anticipate that the demand will grow for add-on adapters and products which address the challenges presented by the Cloud, such as power, heat and space limitations in such environments which increase the need for essential building blocks in generic servers, which can be potentially served by our products.  However there is no assurance that our OEM customers will buy such products from us or that we will continue to generate significant sales in this area or other areas in which we operate. Consequently, we may suffer from reduced sales to such OEMs and accumulate unusable inventory which can be used only with older technologies. We intend to continue investing in product and technology development. Although we have recorded growing sales of our line of products (to which the majority of our revenues are attributable), there can be no assurance that we will continue to be successful in the marketing of our current products and in developing, manufacturing and marketing enhanced and new products in a timely manner.

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

If significant organizations providing Cloud based solutions or other virtualized networks do not perceive the benefits of our cloud-focused and virtualized network based solutions, or if our competitors or new market entrants are able to develop solutions for this sector that do not require add on products such as ours, or offer features that are, or are perceived to be, more effective than ours, this trend of moving towards the cloud but without needing our products for use in such virtualization environments would have a material adverse effect on our business, results of operations and financial condition.

The market for our products is highly competitive and some of our competitors may be better positioned than we are.

The market for our products is highly competitive. We face competition from numerous companies, some of which are more established, benefit from greater market recognition and have greater financial, production and marketing resources than we do. For example, in the network interface cards for which we have developed our Server Adapters, our main competitor is Intel, which may offer solutions competing with our developed products. In addition, Caswell, Lanner and Napatech are the main competitors of some of our Smart Cards products. There may be other solutions which might also compete with our other products. We cannot guarantee that our present or contemplated products will continue to be distinguishable from those of our competitors or that the marketplace will find our products preferable to those of our competitors. Furthermore, there can be no assurance that competitive pressures will not result in price reductions that could materially adversely affect our business and financial condition and the results of our operations. For more information regarding our competitors see "Item 4B. – Information on the Company – Business Overview – Competition".

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

We conduct extensive research, development and engineering activities. Our efforts emphasize the development of new products, cost reduction of current products, and the enhancement of existing products, generally in response to rapidly changing customer preferences, technologies and industry standards. We cannot guarantee the continued success of our latest lines of products, which include Bypass Switches, Intelligent Bypass Switches, the SETAC product family, the CPE/Edge/Appliance Units and Low End Appliances, nor that they will continue to be widely accepted by the marketplace or that any of our ongoing development efforts will result in other commercially successful products, that such products will be released in a timely manner or that we will be able to respond effectively to technological changes or new product announcements by others.

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

We depend on a small amount of customers for our products. Our top three customers accounted for approximately 35% of our revenues in 2015 (out of which our top customer accounted for approximately 20% of our revenues in 2015). We expect that a small number of customers will continue to account for a significant portion of our revenues for the foreseeable future. Loss or cancellation of business from, significant changes in deliveries to, or decreases in the prices of products sold to, one or more of our key customers has, in the past, significantly reduced our revenues for a reporting period and could, in the future, harm our margins, financial condition and business.

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

On March 2, 2012 Internet Machines LLC, a Texas limited liability company filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas (the “Court”) against numerous defendants (including many switch manufacturers) with respect to certain patents for switches, and included our US subsidiary amongst the list of defendants named in such lawsuit. The lawsuit claims that the defendants have infringed certain patents purported to be owned by Internet Machines LLC and seeks unspecified compensation for damages as well as injunctive relief. The defendants filed answers and counterclaims to the complaint asserting that they do not infringe any claims of the asserted patents and the claims of the patents are invalid and/or unenforceable. On April 28, 2015, the lawsuit was dismissed with prejudice by the Court.

Although in the past we have resolved a claim of infringement through a license agreement, the terms of which did not have a material effect on our business, any infringement claim or other litigation against us, could seriously harm our business, operating results and financial condition. While there are no other lawsuits or other claims currently pending against us or our subsidiaries regarding the infringement of patents or intellectual property rights of others, except for any such claims or legal proceedings that, if adversely determined, would not adversely affect the use or exploitation of such intellectual property right by the Company or by (i) any of our subsidiaries; (ii) our recently acquired assets from ADI Engineering, Inc.; or (iii) the creation, development, manufacturing, marketing, provision, distribution, licensing, or sale of any product or service created, developed, manufactured or otherwise provided by any of the Company, any or our subsidiaries or in relation to the assets recently acquired by us from ADI under the assets purchase agreement dated October 28, 2015, we have been a party to such claims in the past and may be party to such claims in the future.

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

In order to establish and protect the technology we use in our products, we primarily rely on a combination of non-disclosure agreements and technical measures, and to a lesser degree on patents. We enter into confidentiality arrangements with our employees, key consultants and other third parties with whom we conduct business. In addition, our employees and key consultants involved in the development of our technologies are required to sign non-compete and invention assignment agreements. We also control access to and distribution of our technologies, documentation and other proprietary information. Despite these efforts, internal or external parties may attempt to copy, disclose, obtain or use our products, services or technology without our authorization.

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

Although we generally use standard parts and components for our products, certain key components used in our products are currently available from only one source, and others are available from a limited number of sources, on which we depend. Nevertheless, we believe that we maintain a sufficient inventory of these components to protect against delays in deliveries. However, we cannot guarantee that we will not experience delays in the supply of critical components in the future or that we will have a sufficient inventory of critical components at such time to produce products at full capacity. For example, a key component in many of our cards is manufactured by Intel, one of our competitors. While we have not encountered difficulties in purchasing such components from Intel's distributors, we cannot guarantee that we will continue to be able to purchase such components without delays or at reasonable prices. In the event that we are not able to purchase key components of our products from our limited sources, or are able to purchase these key components only under unreasonable terms, we may need to redesign certain products. We cannot guarantee that we will have adequate resources for such a redesign or that such a redesign will be successful. Such inability to obtain alternative resources or to successfully redesign our products could have a material adverse effect on our business, results of operations and financial condition.

Inability to receive information from our key component manufacturers could affect our ability to develop new products required by our OEM customers and by the industry in which we operate.

Our products are based on networking controllers which are manufactured by eitherBroadcom, Cavium or Intel. In order to design our products, we need to receive information that enables us to design products with the use of such controllers. There can be no assurance that we will continue to receive all the information required for designing products with the use of new controllers continuously released by the above mentioned companies. Intel and Cavium are our competitors and Broadcom may also compete with our products. Such competition may also affect their decisions regarding the sharing of information with us. The inability to obtain such information may adversely affect our ability to develop new products required by our OEM customers and by the industry in which we operate.

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

Risks Relating to Operations in Israel and Internationally

The tax benefits available to us under Israeli law require us to meet several conditions and may be terminated or reduced in the future, which would increase our taxes.

Our production facilities have been granted "Approved Enterprise" or "Benefited Enterprise" status in past years and currently hold a "Preferred Enterprise" status and since and as such, we are entitled to certain tax benefits. To be eligible for these tax benefits, we must meet certain conditions. If we fail to meet these conditions in the future, the tax benefits could be reduced or canceled and we could be required to refund any tax benefits we might already have received. These tax benefits may not be continued in the future at their current levels, or at any level. In recent years, the Israeli government has reduced the benefits available and has indicated that it may further reduce or eliminate some of these benefits in the future. The termination or reduction of these benefits may increase our income tax expense in the future. To the best of our knowledge, to date we have met the conditions for benefits under each of our "Approved Enterprise" and "Benefited Enterprise" plans and under our "Preferred Enterprise" status in all material respects. There can be no assurance, however, that we will continue to meet such conditions in the future. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies in 2013 was 25.0%, was increased to 26.5% for 2014 and 2015 and reduced to 25% in 2016 and thereafter. See Item 10 "Additional Information – Taxation – Law for the Encouragement of Capital Investments, 1959" for more information about our "Benefited Enterprise" status.

The recent Amendment Number 7 to the Israeli Encouragement of Industrial Research and Development Law, 1984 may cause ambiguity regarding its implementation and have an adverse effect on the Company

On July 29, 2015, the Israeli Parliament, the Knesset, enacted Amendment Number 7 to the Israeli Encouragement of Industrial Research and Development Law, 1984 (the "R&D Law" and the "R&D Amendment", respectively). The R&D Amendment, effective as of January 1, 2016 amends material provisions of the R&D Law, such as royalty rates, changes to royalty rates upon transfer of manufacturing rights abroad etc., leaves substantial discretion with a new authority which shall be established to replace the current Office of the Chief Scientist of Israel (the "OCS") and includes only guidelines to some of the core issues of the R&A Law, thus currently causing much ambiguity as to the implementation of the R&D Amendment and its effect on companies which developed know-how using funds received from the OCS. In addition, it is still not clear if the R&D Amendment will have a retroactive effect, which may change the terms of grants previously received from the OCS.

The political environment and hostilities in Israel could harm our business.

Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and the Arab countries in the region. This state of hostility has varied in degree and intensity over time. There has also been conflict and unrest between Israel, the Palestinian Authority and certain terrorist groups operating within the Palestinian Authority and Lebanon. In addition, internal conflicts within neighboring counties such as Egypt and Syria also affect Israel, both directly and indirectly. A significant increase in violence began in September 2000 and has continued with varying levels of severity through 2013, such as Israel’s war with the Hezbollah militant group in July and August of 2006. In December 2008 and January 2009 there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel. Similar hostilities accompanied by missiles being fired from the Gaza Strip into Southern Israel, as well at areas more centrally located near Tel Aviv and at areas surrounding Jerusalem, occurred during November 2012. During the summer of 2014, another escalation in violence among Israel, Hamas, the Palestinian Authority and other groups took place. This escalation became known as "Operation Protective Edge", which resulted in missiles being fired from the Gaza Strip into Southern and Central Israel, as well as civil insurrection of Palestinians in the West Bank. In October 2015, Israel encountered another escalation in violence with the Palestinian population, which resulted in clashes between Israel and armed Palestinians on the border with Gaza, in the West Bank and in Israeli cities. Since February 2011, Egypt has experienced political turbulence and an increase in terrorist activity in the Sinai Peninsula, following the resignation of Hosni Mubarak as president. This included protests throughout Egypt, and the appointment of a military regime in his stead, followed by the elections to parliament which brought groups affiliated with the Muslim Brotherhood (which had been previously outlawed by Egypt), and the subsequent overthrow of this elected government by a military regime instead. Such political turbulence and violence may damage peaceful and diplomatic relations between Israel and Egypt, and could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region, including Syria which shares a common border with Israel, and is affecting the political stability of those countries. Since April 2011, internal conflict in Syria has escalated, and evidence indicates that chemical weapons have been used in the region. Intervention may be contemplated by outside parties in order to prevent further chemical weapon use. This instability and any intervention may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries, and may have the potential for additional conflicts in the region. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon. Iran is known to support the government of Syria in its battles against various rebel militia groups in Syria. Furthermore, 2014 saw the rise of an Islamic fundamentalist group, known as ISIS. Following swift conquering operations, ISIS gained control of vast areas in the Middle East, including in Iraq and Syria, which contributed to the turmoil experienced in these areas. As a result, the United States armed forces have engaged in limited operations to eradicate ISIS and recently, Russia's armed forces have also engaged in limited operations to defeat ISIS and other rebel groups operating in Syria. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Furthermore, several countries still restrict trade with Israeli companies and additional countries may impose such restrictions as a result of changes in the military and/or political conditions in Israel and/or the surrounding countries, which may limit our ability to make sales in, or purchase components from, those countries. Any future armed conflict, political instability, continued violence in the region or restrictions could have a material adverse effect on our business, operating results and financial condition. While such hostilities did not in the past have a material adverse impact on our business, we cannot guarantee that hostilities will not be renewed and have such an effect in the future. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital or obtain components used in our products. Since many of our facilities are located in Israel, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Any insurance coverage we may have may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. Any future armed conflict or political instability in the region would likely negatively affect business conditions and harm our results of operations.

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

Approximately 97% of our international sales are denominated in U.S. dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions, and changes in tariffs and freight rates. Our U.S. dollar costs in Israel and Denmark will increase further to the extent that inflation in Israel and Denmark exceeds the devaluation of the NIS and Danish Krone ("DKK"), respectively, against the dollar, if the timing of such devaluation lags behind inflation in Israel or Denmark, or if the dollar devalues against the NIS or DKK.

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

We have announced a dividend policy for distributing up to 50% of our annual distributable profits as a dividend. Our Board of Directors declared a dividend for 2012 which was distributed in April 2013, for 2013 which was distributed in April 2014, for 2014 which was distributed in April 2015 and for 2015 which was distributed in April 2016. Our ability to distribute dividends in the future may be adversely affected by the risk factors described in this report. As part of the stated dividend policy the Company's Board of Directors reserves the right to declare additional dividend distributions, to change the rate of dividend distributions (either as a policy or on a one-time basis), to cancel a specific distribution or to cancel the policy as a whole at any time, at its sole discretion. Any dividend will depend on our earnings, capital requirements, financial condition and other business and economic factors affecting us at the time as our board of directors may consider relevant. Our ability to pay cash dividends may be restricted by instruments governing any of our obligations. We are restricted by Israeli law to pay dividends in any fiscal year only out of “profits,” as defined by the Israeli Companies Law, unless otherwise authorized by an Israeli court, and provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations. There is no assurance that we will be able to continue paying dividends or increase our payment of dividends in the future, nor is there any assurance that our Board of Directors will not change our dividend policy in the future. If we are unable to fulfill our stated dividend policy, or pay dividends at levels anticipated by investors in our shares, the market price of our shares may be negatively affected and the value of our shareholders’ investment may be reduced. See “Item 8.A Consolidated Statements and Other Financial Information”, under the caption “8A – Dividend Policy” for additional information regarding the payment of dividends.

If we fail to meet continued listing standards of NASDAQ, our shares may be delisted, which could have a material adverse effect on the liquidity of our shares

Our ordinary shares are currently traded on the Nasdaq Global Select Market. The NASDAQ has requirements that a company must meet in order to remain listed on NASDAQ. In particular, NASDAQ rules require us to maintain a minimum bid price of $1.00 per share of our ordinary shares. If the closing bid price of our common stock were to fall below $1.00 per share for 30 consecutive trading days or we do not meet other listing requirements, we would fail to be in compliance with NASDAQ’s listing standards. There can be no assurance that we will continue to meet the minimum bid price requirement, or any other requirement in the future. If we fail to meet the minimum bid price requirement, The NASDAQ Stock Market may initiate the delisting process with a notification letter. If we were to receive such a notification, we would be afforded a grace period of 180 calendar days to regain compliance with the minimum bid price requirement. In order to regain compliance, our ordinary shares would need to maintain a minimum closing bid price of at least $1.00 per share for a minimum of 10 consecutive trading days. If our ordinary shares were to be delisted, our liquidity would be adversely affected and our market price could decrease.

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

Our investment portfolio currently consists of corporate debt securities which the Company classified at December 31, 2015 as "held-to-maturity". As of December 31, 2015, we hold approximately US$ 32.9 million in corporate debt securities.

Due to possible significant disruptions in the financial and credit markets, the corporate debt securities in our portfolio are subject to a possible increased risk of default due to bankruptcy, lack of liquidity, operational failure or other factors affecting the issuers of those securities.  In addition, securities in our portfolio are subject to other risks, such as credit, liquidity, market and interest rate risks, which may be exacerbated by market disruptions, and which may impair the assets. We may be required to adjust the carrying value of our investment securities due to a default, lack of liquidity or other event, if the event constitutes an impairment which is considered to be other-than-temporary. As of December 31, 2015, we were not required to adjust the carrying value of our investment securities since there were no other-than-temporary impairments.

This loss would be recorded in our consolidated statement of operations which could materially adversely impact our consolidated results of operations and financial condition.

Item 4.   INFORMATION ON THE COMPANY.

A.           History and Development of the Company

Our legal and commercial name is Silicom Ltd. We were incorporated under the laws of the State of Israel in 1987, and we operate under Israeli law and legislation. Our registered and principal executive offices are located in Israel at 14 Atir Yeda Street, Kfar Sava, Israel 4464323, and our telephone number is +972-(0)9-764-4555.

Our shares have been listed on the NASDAQ Global Select Market since January 2, 2014 under the ticker symbol “SILC”. Prior thereto our shares were listed on the NASDAQ Global Market (previously known as the NASDAQ National Market) under the ticker symbol “SILC” (and previously “SILCF”) from February 11, 2008. Prior thereto, our shares were listed on the NASDAQ Capital Mark.et (previously known as the NASDAQ Small-Cap).  On December 20, 2005, we obtained the approval of the Tel Aviv Stock Exchange, or TASE, for the listing of our shares on TASE. Trading of our shares on TASE commenced on December 27, 2005. On October 26, 2015, our Board of Directors resolved to act to delist the Company’s shares from trading on the TASE. Consequently, we applied to the TASE and requested that TASE initiate the delisting process. On October 29, 2015, the TASE announced to the TASE members on the TASE electronic filing site, the MAYA, and on the ISA electronic filing site, the MAGNA, that the last trading day in the Company's shares on the TASE shall be January 26, 2016 and that on January 28, 2016, the Company's shares shall be delisted from trading on the TASE. Accordingly, the last trading day in our shares on the TASE was January 26, 2016, and on January 28, 2016, our shares were delisted from trading on the TASE. Our shares are currently listed only on the NASDAQ Global Select Market.  See Item 9. “The Offer and Listing - Markets and Share Price History”.

In March 2014, we filed a "shelf" registration statement with the Securities and Exchange Commission, or SEC. We may sell up to $80,000,000 of our ordinary shares in one or more offerings pursuant to this registration statement.

In December 2014, we entered into a share purchase agreement with Fiberblaze, a provider of high performance application acceleration solutions for the mobile, telecommunication, network monitoring, cyber security, financial and related industries, Nikolaj Herman, Fiberblaze Holding APS, a Danish company, Hilmer APS, a Danish company, and Jakob Hilmer, for the purchase of the entire share capital of Fiberblaze and Fiberblaze US (the "Fiberblaze SPA") in consideration for an amount of approximately  $10 million, plus such additional amounts in the event Fiberblaze meets pre-determined criteria. For additional information regarding the Fiberblaze SPA, see "Item 10 – Additional Information – Material Contracts" and Note 3B to our financial statements included elsewhere in this annual report.

In September 2015, we, together with our wholly owned subsidiary, Silicom Connectivity Solutions, Inc., entered into an asset purchase agreement with ADI Engineering, Inc. ("ADI"), a US company which provides Intel-based products targeted at SDN, NFV, IoT ("Internet of Things"), Cloud computing and Virtualization, Steve Yates and Patricia Yates (the "ADI APA") for the purchase of ADI's assets in consideration for an amount equal to $10 million in cash at closing, and an additional consideration subject to the attainment of certain future performance milestones. For additional information regarding the ADI APA, see "Item 10 – Additional Information – Material Contracts" And Note 3A to our financial statements included elsewhere in this annual report.

Principal capital expenditures and divestitures

From January 1, 2015 to December 31, 2015, our capital expenditures totaled to approximately $20,771 thousand (compared to $16,682 thousand during 2014 and $929 thousand during 2013), of which approximately $1,608 thousand (compared to $1,179 thousand during 2014 and $788 thousand during 2013) can be attributed to machinery and equipment, approximately $1,374 thousand (compared to $659 thousand during 2014 and $141 thousand during 2013) can be attributed to office furniture and equipment and leasehold improvements, and approximately $17,802 thousand can be attributed to the ADI APA. We have financed our capital expenditures from our available internal resources, and expect to continue to finance our capital expenditures in a similar manner in 2016.

B.           Business Overview

We are currently engaged in the design, manufacture, marketing and support of high performance networking and data infrastructure solutions for a broad range of servers, server based systems and communications devices. Our products are sold to OEM customers who offer networking appliances, servers and storage devices. As the market moves to utilize applications within virtualization based Cloud Data Centers, our products are now offered in this market as well.

Products

Our products are comprised of:

(i)	Server network interface cards with and without bypass (Server Adapters);
(ii)
Intelligent and programmable cards, with features such as encryption, acceleration, data compression, redirection, time stamping, network capture solutions, FPGA based ultra-low latency solutions, other offload features and/or compute blades (Smart Cards); and

(iii)	Stand-alone Products (including Bypass Switches, Intelligent Bypass Switches, the patented SETAC (Server To Appliance Converter) product family and the CPE/Edge/Low End Appliance Units.

Server Adapters

We have developed a line of products for the server networking industry which facilitates interaction between servers and switches, allowing them to communicate with each other through a larger number of ports and with higher performance than their original manufacturer designed capabilities. Our designs have resulted in powerful products that allow server-based systems to fully exploit the high speed potential of 1/10/25/40/100 Gigabit Ethernet. The products have either one, two, four, six or eight ports, which plug into the servers which need to have such capabilities.

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

Smart Cards

Our Smart Card products include server adapters such as: (a) redirector cards, (b) encryption and data compression hardware acceleration cards, (c) time stamping and full FPGA based network capture and mobile OSS distribution solutions, (d) Network processor acceleration cards, (e) VHIO – a product off-loading virtualization switching from the CPU, (f) FPGA based ultra-low latency solutions, and (g) compute blades which offer general compute capability in networking intensive environment.

Our redirector cards improve performance by: (a) enabling traffic filtering in order to reduce the amount of traffic received by the server, limiting it to only essential traffic for the server CPU, and consequently improving server performance, and (b) load-balancing between external servers and/or CPUs and/or CPU cores increasing the efficiency of the server.

Our product line of high-performance encryption cards is designed to improve the throughput of internet security appliances and other networking appliances. The products improve the performance of networking appliances by independently executing encryption tasks, thereby accelerating the encryption process and freeing the CPUs of such appliances for other activities. In 2013 we announced the launch of a new high-performance PCI Express Server encryption and compression card family based on the Intel® Communications Chipset 89xx series. During 2014 we achieved our first design win of our Coleto Creek encryption and compression card, from one of our existing customers, a market-leading provider of smart network solutions, who will use the Coleto Creek and Quad-Port 10G Networking cards in one of its next-generation network appliances, and during 2015 we achieved additional design wins for this solution. This product line can off-load not only encryption functionality, but compression functionality as well. The market need for compression off-load was previously limited to some content delivery and WAN optimization networking appliances; however, such compression off-load is now becoming more and more important in the storage market especially within the Big-Data area, which is the market sector that is the primary target of this functionality.

Our 1G/10G/40G/100G Nano-Second Time-Stamping/Full Capturing adapters, are based either on a combined Intel networking silicon and our proprietary time-stamping FPGA (field programmable gate array), or on a pure FPGA based solution, working at wire speed to time-imprint packets at high resolutions and accuracy, process packet, load balance between packets and provide full capturing solutions in a variety of scenarios. Our PCI-E Network processor based Smart Cards are targeted for server acceleration by providing a packet processing platform which can be used to off-load packet processing applications from the main CPU onto a processor card, and consequently freeing CPU cycles for the main application and improving server performance.

In 2014 we launched a new Cloud Virtualization Off-Loading solution with open stack support – the SmartSilc VHIO 1.0, which is our first product utilizing a Virtualization Off-Load Engine. As a network processor blade incorporated within cloud compute nodes and network nodes, SmartSilc VHIO 1.0 offloads all network and storage I/O tasks from the Hypervisor, significantly reducing CPU utilization and consequently improving the performance of any compute node in which it is installed. In addition, its implementation of NAT, firewall and other tasks previously carried out in the network node frees the network node to become an additional compute node.

Our FPGA based ultra-low latency solutions are used for the programming process needed to achieve line-speed data processing with ultra-low latency. These features are required in Network Monitoring/Capture/Analysis solutions for telecommunications, Lawful Interception, data centers and the Algorithmic HFT (High Frequency Trading) niche of the financial service market, as well as the emerging mobile OSS/BSS markets.

Our compute blades offer general compute capability in networking intensive environment. These compute blades could be integrated in an appliance, micro server, CPE equipment and alike. In addition, we use our low end compute blades for IoT. The growing IoT market requires compute nodes for an unlimited number of applications. Such compute nodes are required to be low-cost, and we are addressing such need by basing our compute blades mostly on using Intel’s low-end compute silicon and optimizing it for high performance at the low-cost.

Stand-alone Products

Our Stand-alone Products include (i) Bypass Switches and Intelligent Bypass Switches which allow the use of our solutions even where the networking component of the solution is already present, (ii) the patented SETAC product family, a unique solution that enables standard servers to be configured as network appliances with high-density front networking ports and easy port modularity, including Switched SETAC which adds the functionality of a switch to such a solution, (iii) CPE/Edge/Low End Appliance Units, which integrate our compute blades and enable us to offer a stand-alone solution with general compute capability in networking intensive environment to the customer.

We developed stand-alone bypass solutions which allow the use of our solutions even where the networking component of the solution is already present. We market stand-alone bypass units for: (a) entry level bypass switch 1/10Gbps, directed at power failure bypass; and (b) high end 1G/10G/40G/100Gbps Intelligent Bypass Solution which includes switch with self-generating heartbeat and versatile monitoring and control options.

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

In December 2014, we announced the achievement of our first design win of our Switched SETAC solution, a new cloud platform designated to save space, energy and costs in cloud and data center services by integrating x86 standard motherboards, switching capability utilizing commercial off-the-shelf switching silicon, our Redirector features and potential support for SDN/NFV protocols from a provider of cloud based cyber security and application delivery solutions. Pursuant to this announcement, we announced in December 2014 the achievement of another design win of our Switched SETAC (the accelerated version), from a European provider of PDI solutions. This unique product adds Network Processor acceleration to the many additional features and benefits of the Switched SETAC, by allowing applications to be offloaded from the main CPU to the Network Processor modules, thus resulting in high performance while maintaining all Switched SETAC capabilities. During 2015 we announced an additional design win achievement of our Switched SETAC solution.

In addition, we are now offering to the market full computing platforms in a networking intensive environment. Such platforms are based on compute blades, integrating such blades into a full CPE/EDGE/Appliance Units. Such units offer a stand-alone solution with general compute capability in networking intensive environment. These units are also offered as CPE or edge equipment required as a part of a Cloud solution and also as low-end branch office appliances carrying mostly networking applications.

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

Principal Markets

The principal markets in which we compete are set forth more particularly in, and are incorporated by reference to Note 12A to the consolidated financial statements set forth in Item 18 of this annual report. In 2013, 2014 and 2015 approximately 76%, 71% and 66% respectively, were in North America 13%, 15% and 20% respectively, of our sales were in Europe, and 11%, 14% and 14% respectively, were in Asia-Pacific. Our main business is not seasonal, and we believe that there are sufficient sources and raw materials available to sustain it.

Manufacturing and Suppliers

Our manufacturing operations consist primarily of producing finished goods from (i) components purchased from third parties, (ii) sub-assemblies manufactured by sub-contractors, and (iii) turnkey manufacturers. In addition, we perform testing and quality assurance procedures with respect to the components and sub-assemblies which are incorporated into our final products and the final products themselves.

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

In June 2014 and May 2015, we issued our Specialized Disclosure Report for the years ended December 31, 2013 and December 31, 2014, respectively, in compliance with Rule 13p-1 under the Exchange Act, according to which, some conflict minerals (gold, tantalum, tin, and tungsten) are necessary to the functionality or production of certain of our products. Conflict minerals are obtained, via our direct suppliers, from sources worldwide, and our desire is not to eliminate those originating in the DRC and adjourning countries but rather to obtain conflict minerals from sources that do not directly or indirectly finance or benefit armed groups in the DRC and adjourning countries.

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

Based on our reasonable country of origin inquiry and due diligence process, we concluded that during 2013 and 2014 (i) we manufactured and contracted to manufacture products as to which conflict minerals are necessary to the functionality or production of our products and (ii) as a result of the reasonable country of origin inquiry and due diligence measures, we determined that our products to which conflict minerals are necessary to the functionality or production of our products are “DRC Conflict Undeterminable” (as defined in Rule 13p-1 under the Exchange Act). We made this determination due to insufficient information provided by some of its active suppliers and manufacturers who supplied it with some of the necessary conflict minerals, which originated in the DRC and adjoining countries, but who were unable to indicate whether such necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or were not found to be DRC conflict free.

Firm purchase orders for our products generally include an agreed supply date for the supply of our products. In addition, we may agree to fill orders for our products within short periods of time after receipt of a firm purchase order based on the immediate availability of our products and/or components in our inventory. Consequently, we need to maintain inventory at levels that are in accordance with our forecasts and those of our customers. There can be no assurance that such forecasts will indeed materialize into firm purchase orders and consequently we cannot guarantee that the full volume of such inventory will be delivered against firm purchase orders and not remain unused.

Marketing Channels

The principal market sectors for our products are:

(i)
Network appliances, including WAN Optimization, Internet Security, Cyber Security, Application Delivery, Traffic Management, Network Monitoring and Analytics, High Frequency Trading (HFT) for the financial service market and other mission-critical sectors;

(ii)	Servers;
(iii)	Data storage including Big Data;
(iv)	The “Cloud” (virtualized data centers with and without SDN); and
(v)	Network CPE/EDGE/Low End appliances; and
(vi)	IOT.

Our main business model for our line of products is called the Design Win Model. The following are the main aspects of this model:

•	We approach a potential customer or are approached by such customer.

•	If the customer shows interest in the products and we believe that achievement of a business relationship with the customer is possible, we ship products for such customer’s evaluation.

•	During the evaluation process the customer receives a few units of the relevant product for initial basic testing. If the evaluation process is successful, we ship products for qualification.

•	During the qualification process the customer receives a larger amount of our products for more specific testing, which may include certain adaptations of our products to its specific needs.

•	If the qualification process is successful, we enter into negotiations regarding the terms of a business relationship.

•	In some cases, typically with the larger customers, the evaluation and qualification process may take 12 months or more.

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

Over the last few years, our sales and marketing has been carried out through a network of strategic relationships with leading original equipment manufacturers which sell our products, generally as a part of their systems and sometimes under their own private labels. Our current original equipment manufacturer customers are mostly active in the Internet Security market, Application Delivery market, Traffic management market, Network Monitoring market, data storage market, general servers market, WAN optimization market and other server based applications. Our customers sell their products, to the Governments, Enterprise (headquarter and branch) and to Data Centers (regular and virtualized, including to the Cloud). They are referred to in this report as OEMs, or OEM customers. Our strategy of carrying out strategic relationships with OEM customers continues to be the strategy under which we operate. We believe that these relationships enable us to take advantage of the superior financial resources and market presence of these companies to increase our sales and establish, maintain and strengthen our position and reputation in the market. In addition, we believe that relationships with OEMs improve access to new technologies developed by such OEMs, thereby ensuring smooth integration of our products and technology with those of the OEMs. In furtherance of this strategy, during the last few years we entered into strategic arrangements with OEMs and continued securing successful Design Wins with OEMs who purchase our products. Revenues from sales of our products to OEM customers in 2015 constituted substantially all of our revenues. We expect the percentage of our revenues that is derived from sales to OEM customers to continue at similar percentage levels, though we believe that within our group of OEM customers we will gradually increase the proportion of our sales to Cloud/Virtualized data Center/SDN customers.  This is due to the fact that: (a) the market is moving towards running applications in the Cloud; and, (b) Cloud and web 2.0 companies are typically either using standard servers or design their own “white boxes” into both of which we offer our solutions. While there are no assurances that such solutions will be accepted by such Cloud and Web 2.0 players, we believe that this trend represents significant potential for us.

The loss of some of our OEM customers, or any single key OEM customer, may have a material adverse effect on our operations and financial results and we cannot assure you that we will be able to enter into strategic relationships with OEMs in the future. Normal payment terms of our OEM customers are up to 90 days net. Approximately 95% of our international sales are denominated in U.S. dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions and changes in tariffs and freight rates. We have experienced no material difficulties to date as a result of these factors.

Our arrangements with our OEM customers (and distributors and resellers when applicable) are generally non-exclusive. We have generally experienced good relations with our customers and are not aware of any pending terminations other than with respect to products that newer technologies have eliminated the need for.

Our OEM customers, distributors and resellers are not within our control. They are not obligated to purchase products from us and may represent other lines of products. A reduction in sales effort or discontinuance of sales of our products by our OEM customers could lead to reduced sales and could materially adversely affect our operating results, as we experienced during the second quarter of 2015, during which we updated our revenue projections for such quarter due to a softening of demand from some of our customers, due to longer-than-expected decision making processes together with the slower market deployment of our high-potential design wins and our new solutions for upcoming industry trends. Use of OEMs also entails the risk that OEMs will build up inventories in anticipation of a growth in sales. If such growth does not occur as anticipated, these OEMs may substantially decrease the amount of products ordered from us in subsequent quarters, discontinue product orders or even attempt to return unsold products. The loss or ineffectiveness of several of our OEM relationships at approximately the same time, or the loss of any key OEM customer, might have a material adverse effect on us.

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

With respect to Server Adapters, our main competitor is Intel. In the Server Adapter product line, our competition is not as significant. To the best of our knowledge, our only significant competitors in this industry are Interface Masters, Portwell, Caswell, Lanner and Adlink. In addition, there may be other local solutions which might also compete with our products. Although the situation may change in the future, we believe that our competition in the bypass card market is less significant than our competition in the non-bypass card market.

In the Smart Cards products sector, our competition is fragmented, and differs with respect to the specific solution being offered by us. In this sector, Cavium, Tilera (now a part of Mellanox), Netronome, Napatech, Solarflare Myricom (a subsidiary of CSP), Lanner and Caswell compete with certain of our Smart Cards.  With respect to the encryption products of our Smart Cards sector, our main competitor is Cavium. With respect to the compression products of our Smart Cards sector, our main competitors are Cavium and Exar. In addition, Lanner, Portwell and Nexcom compete with our compute blades and network processor based cards.

In the Stand-alone Products sector, our competition is fragmented, and differs with respect to the specific solution being offered by us. With respect to the Bypass Switches and Intelligent Bypass Switches solutions (in which solutions are offered in the form of an external box instead of an embedded card), to the best of our knowledge our main competitors are Net Optics (subsidiary of IXIA), Gigamon, and Interface Masters. With respect to our unique SETAC solution, to the best of our knowledge, there is no direct competition to our products. As network appliances may be built based on either standard servers or special hardware appliances, our SETAC products are designed to improve and enhance the competitive positioning of standard servers in the network appliance industry compared to the special hardware appliances alternative. We believe that the products offered by suppliers of special hardware appliances such as Portwell, Caswell, Nexcom, Lanner and Advantech do not provide similar solutions as the SETAC solution and therefore constitute only non-direct competition. With respect to our CPE/Edge/Low End Appliance products, to the best of our knowledge our main competitors are Portwell, Caswell, Lanner and Nexcom.

Governmental Regulation Affecting the Company

We are affected by the terms of research and development grants we have received from the OCS. Under the terms of Israeli Government participation, a royalty of 3% or up to 5% of the net sales of products developed from a project funded by the OCS must be paid under the terms of the pre-R&D Amendment regime, beginning with the commencement of sales of products developed with grant funds and ending when a dollar-linked amount equal to 100% of such grants plus interest at LIBOR is repaid. The terms of Israeli Government participation also impose significant restrictions on manufacturing outside Israel of products developed with government grants, in accordance with the terms and conditions of the pre-R&D Amendment regime. In addition, according to the pre-R&D Amendment regime the transfer to third parties of technologies developed through such projects is subject to approval of the OCS. Following the R&D Amendment there is currently much ambiguity regarding its implementation and its effect on research and development grants received prior thereto. For additional information see “Item 10. Additional Information – Taxation”.

In addition, we receive certain tax benefits and reduced tax rates from the Israeli government due to our status as a “Preferred Enterprise” under the Law for the Encouragement of Capital Investments-1959, as amended. See “Item 10. Additional Information – Taxation”. The entitlement to these benefits is conditional upon our fulfillment of the conditions stipulated by the law and the regulations promulgated thereunder. In the event of failure to comply with these conditions, the benefits could be canceled and we would be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences and interest.

C.           Organizational Structure

We have the following two wholly owned subsidiaries:

•	Silicom Connectivity Solutions, Inc. – a private company incorporated in the United States.

Fiberblaze A/S – a private company incorporated in Denmark. On December 10, 2014, we entered into the Fiberblaze SPA for the purchase of the entire holdings in Fiberblaze, pursuant to which we became its sole shareholder. As part of the Fiberblaze SPA, we have also purchased Fiberblaze US LLC, a private company incorporated in the United States, being a 100% owned subsidiary of Fiberblaze. See "Item 10. Additional Information – C. Material Contracts" for additional information on the Fiberblaze SPA.

In addition, two of our founders, Messrs. Yehuda and Zohar Zisapel, are also founders of, and in certain instances still directors and/or material shareholders of some of the corporations within the “Rad Group”. See Item 7. “Major Shareholders and Related Party Transactions" for additional information on our relationships with members of this group of companies.

D.           Property, Plant and Equipment

We do not own any real property, but we lease property at five locations. Our executive offices are located in Kfar Sava, Israel and our research and development facilities are located in Kfar Sava, Israel, in Søborg, Denmark and in Charlottesville, Virginia, the United States.

In November 2007, we renewed the term of the lease for our Kfar Sava offices until December 31, 2008, and have been extending such lease each year. During 2013 we extended the lease further until April, 2015, when the lease terminated in accordance with its terms. This facility was approximately 1,050 square meters in size, and we paid a monthly rent of approximately $16,000. In April 2015, following the termination of our lease due to our election not to renew it, we moved to our new offices in Kfar Sava, which we lease for a period of five years, ending in February 28, 2020, with an option to renew the term for an additional five years period. This facility is approximately 1,500 square meters in size and the monthly payments (which include various management services) are approximately $32,000.

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

We lease office space in Charlottesville, Virginia, the United States. The lease is for a period of 26 months ending in December 31, 2017. This facility is approximately 929 square meters in size and the monthly payments are approximately $11,000.

As of February 2004, we sub-lease office space in Paramus, New Jersey, from our affiliate, Radcom Equipment, Inc. Our current sub-lease extends until December 31, 2016. Currently, the monthly rent payments for this space are approximately $2,000. See “Item 7 – Major Shareholders and Related Party Transactions.”

We lease office space in Søborg, Denmark of approximately 472 square meters, until September 2016.  If we will choose not to extend our current lease pass such date, we will seek to lease a new facility for its office space. The monthly rent payments for this space are approximately $8,000.

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

Item 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

Silicom was incorporated in Israel and commenced operations in 1987. We have traditionally been engaged in the design, manufacture, marketing and support of connectivity solutions for computers. We are currently engaged in the design, manufacture, marketing and support of high performance networking and data infrastructure solutions for a broad range of servers, server based systems and communications devices. Our products are sold to OEM customers who offer networking appliances, servers and storage devices. As the market moves to utilize applications within virtualization based Cloud Data Centers, our products are now offered in this market sector as well. In 2013, 2014 and 2015 we recorded sales from all of our networking and data infrastructure solutions of approximately $73.3 million, $75.6 million and $82.7 million, respectively. We primarily sell our products through original equipment manufacturers and, to a lesser extent, through independent distributors (on a non-exclusive basis).

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

•
Goodwill and other intangible assets - Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Goodwill is not amortized but instead is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

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

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed. During the year ended December 31, 2015, no impairments were found and therefore no impairment losses were recorded.

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives of up to 3 years. The acquired customer relationships, current technology, intellectual property and backlog are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in amortization of such intangible assets in the straight-line method.

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

Whenother-than-temporary impairment has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether we intend to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If we intend to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is recognized in earnings equal to the entire difference between the amortized cost basis of the investment and its fair value at the balance sheet date. If we do not intend to sell the security and it is not more likely than not that we will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings.

●
Income Taxes – We account for income taxes under ASC 740-10, "Accounting for Income taxes". Under ASC 740-10, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred taxes assets to the amount expected to be realized. Valuation allowances in respect of deferred taxes were recorded in respect of the following matter:

●
Deferred tax assets that, as we believe, are more likely than not to be realized. In assessing the potential of realization of deferred tax assets, we consider projected future taxable income and tax planning strategies.

Deferred tax assets and liabilities are classified as current or non-current items in accordance with the nature of the assets or liabilities to which they relate. When there are no underlying assets or liabilities the deferred tax assets and liabilities are classified in accordance with the period of expected reversal. Income tax expenses represent the tax payable for the period and the changes during the period in deferred tax assets and liabilities. In 2012, Silicom Connectivity Solutions, Inc. utilized all of its loss carry-forward (in 2011, all of the valuation allowance referred to loss carry-forward related to Silicom Connectivity Solutions, Inc.) and therefore all related deferred tax assets and valuation allowance were derecognized. As of December 31, 2015, the deferred tax assets were $1,545 thousand and the deferred tax liabilities were $268 thousand, whereas in 2014, the deferred tax assets were to $913 thousand and the deferred tax liabilities were $543 thousand.

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

As of January 1, 2015 and for the twelve months ended December 31, 2015, we did not have any significant unrecognized tax benefits. In addition, we do not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

•
Accounting for Stock-Based Compensation – The Company recognizes compensation expense in accordance with ASC topic 718, "Compensation – stock compensation" based on estimated grant date fair value using an option-pricing model. Some of our share-based awards granted after January 1, 2008 include features that are not supported by the Black and Scholes valuation model, such as an expiration date to occur if the closing price of the Shares falls below 50% of the grant date share price. Therefore for such share-based awards granted after January 1, 2008, the Company recognizes compensation expense based on estimated grant date fair value using the Monte Carlo option-pricing model or the Binomial option-pricing model, while for the remaining share-based awards granted after January 1, 2008 the Company recognizes compensation expense based on estimated grant date fair value using the Black and Scholes model.

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

Year Ended December 31,

	2013	2014	2015
Sales	100%	100%	100%
Cost of sales	59.8	59.3	58.8
Gross profit	40.2	40.7	41.2
Research and development costs	7.5	8.6	11.7
Sales and marketing expenses	5.2	5.8	6.8
General and administrative expenses	3.5	3.7	4.4
Contingent consideration expense (benefit)	0.0	0.1	(3.7)
Operating Income	24.0	22.5	22.0
Financial income, net	0.5	0.4	0.3
Income before income taxes	24.5	22.9	22.3
Income tax expenses	1.2	3.6	2.3
Net Income	23.3	19.3	20.0

Sales in 2015 increased by 9.4% to 82,738 thousand compared to $75,622 thousand in 2014. The increase in sales was mainly attributed to our continued success in our target markets including those driven by trends like Cyber security, Cloud Computing, SDN, NFV, Virtualization and other trends, and to our continued success in expanding our product offering and customer base.

Sales in 2014 increased moderately by 3.2% to $75,622 thousand compared to $73,298 thousand in 2013. Our modest growth in 2014 was mainly attributed to the following overlapping factors - continued increase of ongoing orders from existing customers, continued integration of our products into some of our larger customers' product lines and the continued expansion of our customer base, offset by a lower demand for our products from our largest customer (who is not a competitor of the Company) in the total amount of approximately $6.4 million during 2014, representing approximately 8.5% of our sales in 2014. Such lower demand was attributed to the customer's typical refresh and upgrade cycle, which occurs every few years and during which our sales to customers undergoing such cycle may either decline, increase or remain steady. During 2014, the customer replaced one of its appliances which embedded Silicom cards with cards of another company. All of the above, coupled with a sharp growth of 50.4% in 2013 which created high comparable sales number for 2014, lead to our modest growth in 2014.

Gross profit in 2015 was $34,079 thousand compared to $30,787 thousand in 2014. Gross profit as a percentage of sales in 2015 was 41.2%, compared to 40.7% in 2014. Our gross profit is largely dependent on the mix of products we sell during a specific year. The higher gross profit percentage in 2015 compared to 2014 was primarily a result of changes to the mix of products we sold in 2015. Gross profit is also affected, among other factors, by amortization of acquired intangible assets in the amount of $655 thousand, compared with $40 thousand in 2014 as well as by write-downs of inventory made with respect to any obsolete or slow moving inventory we can no longer use. The inventory write-downs as a percentage of sales in 2015 decreased to 0.3%, compared to 1.4% in 2014.

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

Research and development costs in 2015 increased by 49.7% to $9,702 thousand compared to $6,480 thousand in 2014. This increase was mainly attributed to the increase in the number of our research and development employees required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately $2,999 thousand to such increase and to an increase in amortization of acquired intangible assets which amounted to approximately $693thousand in 2015, compared to $95 thousand in 2014, offset by a relative strengthening of the US Dollar against the New Israeli Shekel (since a significant portion of our research and development expenses are incurred in New Israeli Shekels) of approximately $470 thousand.

Research and development costs in 2014 increased by 18.6% to $6,480 thousand compared to $5,465 thousand in 2013. This increase was mainly attributed to our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies which contributed approximately $876 thousand to such increase, to an increase in amortization of acquired intangible assets which amounted to approximately $95 thousand in 2014, compared to $20 thousand in 2013, and to a relative weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our research and development expenses are incurred in New Israeli Shekels), which contributed approximately $44 thousand to such increase.

Sales and marketing expenses in 2015 increased by 27.9% to $5,651 thousand compared to $4,418 thousand in 2014. This increase was mainly attributed to our continued investment in the promotion of our server networking products to our target markets including those driven by trends like Cyber security, Cloud Computing, SDN, NFV, Virtualization and other trends, by, among others, our continued effort to expand exposure of our product offering and expanding our customer base , which contributed approximately $1,176 thousand to such increase and to an increase in amortization of acquired intangible assets which amounted to approximately $262 thousand in 2015, compared to $10 thousand in 2014, offset by a relative strengthening of the US Dollar against the New Israeli Shekel (since a significant portion of our sales and marketing expenses are incurred in New Israeli Shekels) of approximately $205 thousand.

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

General and administrative expenses in 2015 increased by 29.1% to $3,611 thousand compared to $2,798 thousand in 2014. This increase was mainly attributed to the growth in our activity, which contributed approximately $685 thousand to such increase, and to acquisition related expenses, which contributed approximately $299 thousand to such increase, offset by a relative strengthening of the US Dollar against the New Israeli Shekel (since a significant portion of our sales and marketing expenses are incurred in New Israeli Shekels) of approximately $171 thousand.

In 2015 we had a contingent consideration benefit in the amount of $3,090 thousand compared to an expense of $45 thousand in 2014. For additional information see Note 3B to our financial statements included elsewhere in this annual report.

General and administrative expenses in 2014 increased by 10.5% to $2,843 thousand (out of which $45 thousand expenses were related to contingent consideration), compared to $2,572 thousand in 2013. This increase was mainly attributed to the growth in our activity, which contributed approximately $250 thousand to such increase, and to a relative weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels), which contributed approximately $21 thousand to such increase.

Financial income, net in 2015 decreased by 16.3% to $220 thousand compared to $263 thousand in 2014. The decrease was primarily attributed to increase in expenses attributed to the relative strengthening of the US Dollar against the New Israeli Shekel (a significant portion of our balance sheet assets and obligations are denominated in New Israeli Shekels), and to increase in bank fees.

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

In 2015 we recorded current income tax expenses of $2,848 thousand and deferred income tax benefit of $907 thousand compared to similar current income tax expenses of $2,903 thousand and deferred income tax benefit of $219 thousand in 2014. The increase in deferred income tax benefit was mainly attributed to tax benefits relating to share based compensation provided by us to our employees and directors, which amounted to $242 thousand compared to $0 thousand in 2014, to an increase in deferred income tax benefit in relation to amortization of acquired intangible assets, which amounted to $280 thousand in 2015 compared to $19 thousand in 2014, and to tax loss carryforwards, which amounted to $179 thousand in 2015 compared to $0 thousand in 2014. In addition, in 2015 we recorded income tax benefits relating to prior years of $36 thousand, and in 2014 we recorded income tax expenses relating to prior years of $20 thousand.

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

In 2015 we recorded net income of $16,520 thousand compared to net income of $14,605 thousand in 2014, a 13.1% increase. This increase was mainly due to the increase in our activity and sales.

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

B.           Liquidity and Capital Resources

As of December 31, 2015, we had working capital of $59,419 thousand and our current ratio (current assets to current liabilities) was 4.00. Cash and cash equivalents as of December 31, 2015 increased by $288 thousand to $18,178 thousand, compared to $17,890 thousand as of December 31, 2014.

We did not have any short-term bank deposits in 2015, compared to $4,000 thousand short-term bank deposits as of December 31, 2014.

Short-term marketable securities decreased by $6,531 thousand to $8,636 thousand, compared to $15,167 thousand as of December 31, 2014, and long-term marketable securities increased by $3,888 thousand to $24,246 thousand, compared to $20,358 thousand as of December 31, 2014. The net decrease of $6,355 thousand in these four balance sheet items in 2015 was mainly due to acquisitions which contributed an expenditure of approximately $10,000 thousand to such changes, to payment of dividend which contributed approximately $7,300 thousand to such changes and to property, plant and equipment expenditures which contributed approximately $3,000 thousand to such changes, offset by positive cash provided by operating activities in the amount of $13,000 thousand and to consideration received in connection with exercise of options to purchase our ordinary shares in the amount of approximately $943 thousands.

Trade receivables (including trade receivable from related parties; For additional information regarding trade receivables from related parties see "Item 7B. – Major Shareholders and Related Party Transactions – Related Party Transactions.") increased to $23,768 thousand as of December 31, 2015, compared to $18,831 thousand as of December 31, 2014. This increase was mainly attributed to the increase of our activity.
Other receivables decreased to $1,380 thousand as of December 31, 2015, compared to $1,632 thousand as of December 31, 2014.

Trade payables increased to $8,556 thousand as of December 31, 2015, compared to $8,236 thousand as of December 31, 2014. Other payables and accrued liabilities increased to $11,147 thousand as of December 31, 2015, compared to $5,783 thousand as of December 31, 2014. This increase was mainly attributed to the payment of contingent consideration which the Company is obligated to pay under the Fiberblaze SPA to the Fiberblaze sellers in the amount of $1,498 thousand pursuant to achievement of certain pre-determined milestones and to the payment of the first contingent consideration which the Company is obligated to pay under the ADI APA to the ADI sellers in the amount of $3,000 thousand pursuant to the achievement of certain pre-determined first milestone.

Cash provided by operating activities in 2015 amounted to $13,287 thousand compared to $20,684 thousand in 2014. The cash provided by operating activities in 2015 was the result of our positive operating income.

Inventories increased to $26,321 thousand as of December 31, 2015, compared to $25,449 thousand as of December 31, 2014.

Capital expenditures on property and equipment for the year ended at December 31, 2015 were $2,969 thousand, compared to $1,838 thousand as of December 31, 2014. This increase was mainly attributed to investment in our leased property designated to better accommodate our needs.

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

As of June 2012 we have a patent No. 8,199,523 entitled ‘Server-Based Network Appliance’ from the United States Patent and Trademark Office with respect to our SETAC product.

As of December 2014, we own or have licenses or similar rights with respect to Fiberblaze, including Fiberblaze's high performance OEM hardware platform for Ethernet and network interface product family, registered names and domain name.

As of September 2015, we own all intellectual property and intellectual property rights in which ADI has an ownership interest or have licenses or similar right where ADI has such licenses or rights, including with respect to custom embedded, communications and networking products based on the latest Intel silicon, registered names and domain name.

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

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. In each of the three fiscal years from 1999 to 2001, we received grants from the OCS for the development of systems and products. We have received from the OCS up to 30% of certain research and development expenditures for particular projects. Under the terms of Israeli Government participation as in effect prior to the R&D Amendment, a royalty of 2% or up to 5% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when a dollar-linked amount equal to 100% of such grants without interest, for projects approved prior to December 2000, and plus interest at LIBOR, for amounts received after that date, is repaid. The terms of Israeli Government participation, as in effect prior to the R&D Amendment, also place restrictions on the location of the manufacturing of products developed with government grants, which, in general, must be performed in Israel, and on the transfer to third parties of technologies developed through projects in which the government participates. The R&D Amendment amended the core terms of the Israeli Government participation and placed substantial discretion in a new authority established to replace the OCS and provided only guidelines regarding material terms such as royalty rates and transfer of know-how developed with government grants. See “Item 10. Additional Information - Taxation”. We received approximately 20% of certain research and development expenditures for a particular project in 2003 and approximately 30% of such expenditures for a particular project in 2004. We did not have any new grant programs with the OCS from 2005 to 2015. In August 2005, we received approval for a $54 thousand dollar grant from the Korea-Israel Industrial Research and Development Foundation, or Koril-RDF, in connection with the joint development of a certain product with a Korean company. Under the terms of this grant we are required to repay the amounts received at a rate of 2.5% per year of our gross sales of the product developed with the grant in each such year, until 100% of the grant (and any other sums received from Koril-RDF) are repaid. The annual payment for every year following the first sale of the product will not exceed certain percentages of the amounts received from Koril-RDF. As of January 2006 and to date, our research and development activities have been sponsored and funded by us, and we did not participate in any new encouragement programs or received any additional grants from the OCS or Koril-RDF. As of December 31, 2015, we have closed all of our OCS funded programs, and do not anticipate having any sales of products funded by OCS grants or be required to pay any royalties to the OCS with respect thereto.

We expect that we will continue to commit resources to research and development in the future. As of March 31, 2016, we had 83 employees engaged primarily in research and development and design activities of which 49 employees in Israel, 20 in Denmark and 14 in the U.S.A. In 2013, 2014 and 2015, our research and development expenses were $5,465, $6,480 and $9,702 respectively, constituting approximately 7.5%, 8.6% and 11.7% respectively, of our sales. The increase in our research and development expenses in 2015 compared to 2014 was mainly attributed to the increase in the number of our research and development employees required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, as well as to the increase in amortization of acquired intangible assets. For additional information concerning commitments to pay royalties on sales of products developed from projects funded by the OCS, see “Item 10. Additional Information - Taxation.”

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

We address the above needs with a comprehensive suite of cards that integrate encryption and compression functionality, with the Virtualization Off-Load Engine which is able to off-load these CPU tasks onto a separate intelligent add-on card thereby freeing up server cycles and improving the server’s Networking and Storage I/O, with our generic off-loading platforms based on network processors and with our redirector cards which deal with load balancing between servers/CPUs/CPU cores and perform traffic filtering to  increase the efficiency of the server. We believe that our Server network interface cards (with and without bypass), Intelligent and programmable cards, and Stand-alone products will all continue to be key driver of our growth in the coming years. A distinct advantage of these products is that the demand in the server based industry has been continuously growing, especially as our products are suited to the growth in Big Data and the Cloud (including SDN).

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

An amendment in 2011 to the Israeli Securities Law, and a corresponding amendment to the Companies Law, authorized the Israeli Securities Authority to impose administrative sanctions against Israeli public companies and their office holders for certain violations of the Israeli Securities Law or the Companies Law. These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The Israeli Securities Law and to the Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and certain compensation payable to injured parties for damages suffered by them are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association, and receive the requisite corporate approvals.  In January 2012 each of our Audit Committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers serving in such capacities from time to time so as to reflect this amendment, and at the Annual General Meeting of the Shareholders held on April 11, 2012 our shareholders approved these amendments to the Articles of Association and a revised form of Indemnification Agreement for directors serving in such capacity from time to time.

As per Amendment 20 to the Companies Law, it was decided on July 31, 2013, at the Extraordinary General Meeting of the Shareholders to adopt the Executive Compensation Policy of the Company, which was recommended by our Compensation Committee and approved by our Board of Directors. The Executive Compensation Policy included the above referenced form of Indemnification Agreement to be entered into by the Company with our directors and officers serving in such capacities from time to time. The Executive Compensation Policy also noted that going forward, any change to the Indemnification Agreement, including any changes which materially depart from the key terms of the current agreement (provided that such changes apply equally to all executives of the Company, including directors) will be submitted to the Company’s Compensation Committee and the Board of Directors for their approval but shall not, unless required by law or the Company’s Articles of Association, be presented at a General Meeting of the shareholders. As set forth in the Companies Law, an Executive Compensation Policy for a period exceeding three years has to be re-approved once every three years. Accordingly, we intend to bring our amended Executive Compensation Policy for shareholders approval on the next annual general meeting of our shareholders.

We are not party to any other material off-balance sheet arrangements or contingent obligations.

F.           Tabular disclosure of contractual obligations

The following table shows our outstanding contractual obligations by category and by payments due as of December 31, 2015:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Leases	$2,877	$1,434	$1,010	$433
Purchase Obligations	$12,714	$12,714
Total	$15,591	$14,148	$1,010	$433

Our total outstanding contingencies in respect of OCS royalty-bearing participations received or accrued, net of royalties paid or accrued before interest, amounted to approximately $2,960 thousand as of December 31, 2015 which are attributable to sales of certain discontinued products.  As of the date of this annual report, all of our OCS programs have been closed per our request, we are not anticipating any sales of our products developed with OCS funding and accordingly don't expect to be required to pay any royalties to the OCS. In the unlikely event we do sell products developed using OCS funding, we will be required to pay royalties to the OCS as set forth in the R&D Law.

Other Long-Term Liabilities Reflected on the Company's Balance Sheet:

The liability for employees’ severance benefits amounted to approximately $2,251 thousand as of December 31, 2015.

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

Item 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table and notes thereto set forth information regarding our directors and senior management as of March 31, 2016.

Name	Age	Position with Company
Avi Eizenman(1)	58	Active Chairman of the Board
Shaike Orbach(1)	64	President, Chief Executive Officer, Director
Zohar Zisapel(2)	67	Former Director
Ayelet Aya Hayak	46	External Director
Ilan Erez	48	External Director
Eli Doron(3)	63	Director
Eran Gilad	48	Chief Financial Officer and Company Secretary

(1)	Was re-elected for an additional one-year term, commencing as of July 28, 2015.
(2)	Served as a Director until his cessation of service on July 28, 2015.
(3)	Was elected for a one-year term, commencing as of July 28, 2015.

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

Zohar Zisapel is a co-founder of the Company. He served as a Director from the Company's inception and until 2001.  In September 2010, he was elected again as Director in the Company and served as Director until July 2015. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., of which he served as CEO from January 1982 until January 1998 and has served as chairman from 1998 until 2013.  Mr. Zisapel serves as chairman of two other public companies – Ceragon Networks Ltd. (Ticker Symbol CRNT) and RADCOM Ltd. (Ticker Symbol RDCM) – and as chairman or director of several private companies. The Company has certain dealings with members of the Rad Group (see “Item 7. Major Shareholders and Related Party Transactions” below). Since July 2008, Mr. Zisapel has been a director of Amdocs Limited (Ticker Symbol DOX).  Mr. Zisapel received a B.Sc. and a M.Sc. in electrical engineering from the Technion, Israel Institute of Technology, and an M.B.A. from Tel Aviv University.

Ayelet Aya Hayak was elected by the shareholders as an external director for an initial three-year term commencing July 1, 2013 and is expected to be recommended for a second three-year term in the next annual general meeting of our shareholders. Ms. Hayak serves as a director in several public companies, among which are New Horizon Group Ltd., One Software Technologies (O.S.T.) Ltd., MYDAS Fund Investments Ltd., Danel (Adir Yehushua) Ltd., B.S.R. Projects Ltd., Financitech Ltd., and M.I. Holdings Ltd. Additionally, Ms. Hayak also serves as the chairman of the board of directors of S.D.S (Star Defense Systems) Ltd. Between 2009 and 2011 Ms. Hayak served as the CEO of Paula Ltd. Ms. Hayek holds a BA degree in accounting and business administration from the Tel Aviv College of Management and is also a Certified Public Accountant.

Ilan Erez has co-Managed the Software Business Unit of 3D Systems Corporation (NYSE: DDD) since May 2015. 3D Systems provides comprehensive 3D products and services, including 3D printers, print materials, on-demand parts services and digital design and manufacturing tools. From 2005 to 2015, Mr. Erez served as Chief Financial Officer of Cimatron Ltd. (Ticker Symbol CIMT) engaged in the design and sale of CAD/CAM software for the tool-making and discrete manufacturing industries, since July 2005.  From 1998 to 2005 Mr. Erez served as the Chief Financial Officer of the Company. He also served as VP Operations of the Company from May 2001 to 2005. From 1996 to 1998 Mr. Erez served as Controller and assistant to the Chief Executive Officer at Bio-Dar Ltd. From 1994 to 1996 Mr. Erez served as an auditor at Kesselman & Kesselman, a member of Price Waterhouse Coopers. Mr. Erez is a Certified Public Accountant in Israel and holds a B.A in Accounting and Economics from the Hebrew University and an LL.M. in Business Law from Bar-Ilan University.  Mr. Ilan Erez has served as an external director of the Company since 2010, was re-elected by the shareholders as an external director for a second three-year term commencing July 1, 2013 and is expected to be recommended for an third three year term in the next annual general meeting of our shareholders.

Eran Gilad was our Chief Financial Officer since May 2005 and the Secretary of the Company since 2012. From 1995 to 2005 Mr. Gilad held senior financial and operational positions in various public and private companies operating in the high-tech field. He is a Certified Public Accountant in Israel and holds an M.A in Economics from Tel-Aviv University and a B.A in Accounting and Economics from Tel-Aviv University.

Eli Doron is the founder of Connesta Ltd. ("Connesta"), an Israeli high-tech company engaged in developing and providing SaaS virtual control room solutions, founded in 2011. From inception, Mr. Doron serves as the Chief Executive Officer of Connesta. Prior thereto and during 2010, Mr. Doron was the Chief Executive Officer of Computerized Electricity Systems ("CES"). Prior to joining CES, Mr. Doron was the co-founder of Radvision Ltd. (formerly Nasdaq: RVSN. Acquired by Avaya Ltd. in 2011; "Radvision"). From 1992 and until 2009 Mr. Doron served as the Chief Technology Officer of Radvision, and from 2006 and until 2009 he served as President of Radvision. Prior to founding Radvision and from 1983, Mr. Doron served at SIMTECH Advanced Training and Simulation Systems Ltd., initially as hardware manager and from 1998 as Chief Technology Officer. Prior thereto and from 1977, Mr. Doron served as an electronic engineer at MBT Israel Aircraft Industries Ltd. Mr. Doron holds a B.Sc degree in electronics and computer science from Ben-Gurion University and an M.B.A. degree from the University of Bradford in the United Kingdom.

B.           Compensation

In accordance with the Companies Law, the following table presents information regarding compensation actually received by our five most highly paid executive officers during the year ended December 31, 2015. All amounts are in USD.

Name and Position	Salary and Benefits(1)	Cash Bonus(2)	Equity-based Compensation(3)	Total
Avi Eizenman – Active Chairman	467,024	162,300	538,768	1,168,092
Yeshayahu ("Shaike") Orbach – CEO and President	318,310	162,300	538,768	1,019,378
David Castiel – VP Engineering	190,099	16,723	91,586	298,407
David Hendel – VP Research and Development	188,175	16,723	91,586	296,482
Elad Blatt – VP Business Development and Sales North America	179,938	21,867	91,586	293,391

(1)
"Salary and Benefits" include annual salary or service fees paid, payments to the National Insurance Institute, manager's insurance and pension funds, severance, advanced education funds, basic health insurance, vacation pay, recuperation pay, tax gross-up payments, automobile-related expenses, telephone expenses and benefits and perquisites as mandated by Israeli or applicable law.

(2)	"Cash Bonus" includes bonus payments as recorded in our financial statements for the year ended December 31, 2015.
(3)
"Equity-based Compensation" includes the expense recorded in our financial statements for the year ended December 31, 2015 with respect to equity-based compensation granted to the executive offices detailed above.

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2015 was $2,535 thousand. The aggregate amount accrued to provide for severance payments to all persons as a group who served in the capacity of director or executive officer as of the year ended December 31, 2015 was $921 thousand. The severance terms of our Chief Executive Officer and Chairman of the Board, as previously approved by the audit committee, board of directors and shareholders of the Company, and in accordance with the Executive Compensation Policy of the Company which was approved by the shareholders, may entitle them, in certain circumstances, to additional payments. We have not paid any compensation to Zohar Zisapel for serving on our board of directors until his cessation of service on July 2015. We do pay cash compensation to Avi Eizenman who is an active Chairman of the Board, and to Shaike Orbach, who is the President and Chief Executive Officer.

Avi Eizenman and Shaike Orbach may also be entitled to cash bonuses by meeting some pre-determined thresholds, and as calculated based on a pre-determined formulas set by our board of directors, as approved by the annual general meeting of our shareholders for the years 2013 and 2014-2016 on April 30, 2014. Mr. Eizenman and Mr. Orbach's 2014-2016 cash bonuses may not exceed the value of 18 of their monthly salaries, respectively, and their cash bonus formulas are taking into consideration the erosion rate from the 2013 annual bonus formulas, according to which their cash bonus formulas were based on achieving one or more of the following thresholds: (i) the Company's actual revenue for 2013 was 80% or more of the pre-determined budget target; and (ii) the Company's actual operating profit for 2013 was 65% or more of the pre-determined budget target, and are based on achieving one or more of the following thresholds: (i) the Company's actual revenue for any of the years 2014-2016 is 80% or more of the pre-determined budget target for the relevant year; and (ii) the Company's actual operating profit for any of the years 2014-2016 is 65% or more of the pre-determined budget target for the relevant year. The Compensation Committee may, in its sole discretion, raise or lower such annual cash bonuses by up to 20%. Furthermore, in accordance with the Company's recoupment policy, Mr. Eizenman and Mr. Orbach may be required to reimburse the Company for the cash bonuses (or any part thereof) paid in the previous 3 years, in the event such cash bonuses were based on financial data included in the Company's financial statements that were found to be inaccurate and were subsequently restated.

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

All our officers other than the external directors work full time for us. We do not currently grant any variable bonus or equity based compensation, nor any separation payments to our non-employee directors. Certain of the compensation previously paid to our directors was paid in the form of options under the Silicom Directors Share Incentive Option Plan (1994) (under which there are presently no options outstanding) and certain of such compensation is paid in the form of options which were granted under the Share Option Plan (2004) or RSU’s which will be granted under the Silicom Ltd - Global Share Incentive Plan (2013), described below.

On December 30, 2004, our shareholders adopted our Share Option Plan (2004). Under the original terms of the Share Option Plan (2004) up to a maximum of 282,750 of our ordinary shares are reserved for issuance, subject to certain adjustments, upon the exercise of options granted to employees, directors, officers, consultants and service providers. In December 2007, the Board of Directors increased the number of our ordinary shares available for issuance under the Share Option Plan (2004) by 300,000. In August 2012, the Board of Directors increased the number of our ordinary shares available for issuance under the Share Option Plan (2004) by an additional 500,000. The Share Option Plan (2004) is administered by the board of directors, which designates the optionees, dates of grant, vesting periods and the exercise price of options. The options are non-assignable except by the laws of descent. Certain tax advantages apply to certain of our directors, officers and employees with respect to options granted to them under the Share Option Plan (2004). As of March 31, 2016, we have granted a total of 1,036,000 options under the Share Option Plan (2004), of which (i) 200,000 options were granted to Mr. Avi Eizenman, such that: (a) 30,000 were exercised at an exercise price of $2.53 (which would have otherwise terminated on December 30, 2014); (b) 40,000 expired in July 2008, (c) 40,000 were exercised at an exercise price of $3.82 (which would have otherwise terminated on the earlier of October 15, 2016 or the closing price of our shares falling below $1.91), (d) 50,000 were exercised at an exercise price of $18.82 (which would have otherwise terminated on the earlier December 21, 2018 or the closing price of our shares falling below $9.41), and (d) 40,000 were granted with  an exercise price of $15.28 and a termination date of the earlier of September 13, 2020 or the closing price of our shares falling below $7.64, of which 20,000 were exercised at an exercise price of $15.28; (ii) 30,000 options were granted to Mr. Yehuda Zisapel (who was formerly a Director of the Company) and exercised at an exercise price of $2.53 (which would have terminated on December 30, 2014); (iii) 200,000 options were granted to Mr. Shaike Orbach, of which  (a) 30,000 were exercised at an exercise price of $2.53 (which would have otherwise terminated on December 30, 2014), (b) 40,000 expired in July 2008, (c) 40,000 were exercised  at an exercise price of $3.82 (which would have otherwise terminated on the earlier of October 15, 2016 or the closing price of our shares falling below $1.91), (d) 50,000 were exercised at an exercise price of $18.82 (which would have otherwise terminated on the earlier of December 21, 2018 or the closing price of our shares falling below $9.41) and (e) 40,000 were exercised at an exercise price of $15.28 (which would have otherwise terminated on the earlier of September 13, 2020 or the closing price of our shares falling below $7.64); (iv) 30,000 options were granted to Ms. Einat Domb-Har (who was a former external director of the Company) and exercised at an exercise price of $2.53 (which would have terminated on December 30, 2014) ; and (v) 30,000 options were granted to Mr. Ilan Kalmanovich (who was a former external director of the Company) and exercised at an exercise price of $2.53 (which would have terminated on December 30, 2014). 36,625 of the options granted under the Share Option Plan (2004) were returned to the company due to certain employees who left their positions not exercising their options and 200,000 of the options granted under the Share Option Plan (2004) expired without exercise due to the expiration of their term. The Share Option Plan (2004) expired at the end of 2014, upon which expiration any unallocated shares under this plan have been returned to the general pool of registered but unissued share capital of the Company.

On October 21, 2013, our board of directors adopted our Global Share Incentive Plan (2013). On April 30, 2014, the annual general meeting of our shareholders approved the Global Share Incentive Plan (2013) to qualify for incentive stock options for U.S. tax purposes. The Global Share Incentive Plan (2013) is administered by the board of directors, which determines the number of our ordinary shares available for issuance under the plan, designates the award recipients and types of awards, dates of grant, vesting periods and the exercise price of awards. Under the Global Share Incentive Plan (2013) the Company may grant awards of options, restricted shares, restricted share units (“RSU’s”) or other equity based awards. The board of directors has determined that initially up to a maximum of 500,000 of our ordinary shares are reserved for issuance, subject to certain adjustments, upon the exercise of equity based awards granted to employees, directors, officers, consultants and service providers. The awards are non-assignable except by the laws of descent. Certain tax advantages apply to certain of our directors, officers and employees with respect to equity based awards granted to them under Global Share Incentive Plan (2013). As of March 31, 2016, we have granted a total of 82,000 RSUs under the Global Share Incentive Plan (2013), of which a total of (i) 25,000 RSUs were granted to Mr. Avi Eizenman, and (ii) 25,000 RSUs were granted to Mr. Shaike Orbach, pursuant to the approval of our compensation committee, board of directors and annual general meeting of our shareholders, which gave effect to such grants in its meeting on April 30, 2014.

In addition, in March 2015, our compensation committee and board of directors, respectively, have approved the grant of a total of 92,591 options under the Global Share Incentive Plan (2013), of which a total of (i) 13,333 options were granted to Mr. Avi Eizenman, and (ii) 13,333 options were granted to Mr. Shaike Orbach, which, pursuant to the approval of our Annual General Meeting, became effective on July 28, 2015.

C.           Board Practices

Each of Avi Eizenman and Shaike Orbach was re-elected, and Eli Doron was elected, to the board of directors most recently on July 28, 2015 to serve until the next Annual General Meeting, which is currently scheduled to convene in June 2016, subject to the Companies Law and our Amended and Restated Articles of Association. Avi Eizenman is a founder of the Company and has served as a Director since our inception in 1987. On July 1, 2010 Mr. Ilan Erez was elected as an external director for an initial term of three years in accordance with Section 245(a) of the Israeli Companies Law, with such terms ending as of July 1, 2013. At the Annual General Meeting of our shareholders held on April 14, 2013, the shareholders re-elected Mr. Ilan Erez as an external director for an additional second three-year term, and elected Ms. Ayelet Aya Hayak as an external director for an initial three-year term, with such terms of office for the external directors commencing as of July 1, 2013.  Mr. Ilan Erez and Ms. Ayelet Aya Hayak are expected to be brought for re-election as External Directors for a third three-year term and second three-year term, respectively, on the next Annual General Meeting of our shareholders, scheduled to convene in June, 2016.

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

As per Amendment 20 to the Companies Law, it was decided at the Extraordinary General Meeting of the Shareholders on July 31, 2013, to adopt the Executive Compensation Policy of the Company, which included the above referenced extended notice provisions, and severance payments in the event of termination, with respect to each of Mr. Avi Eizenman and Mr. Shaike Orbach. The Executive Compensation Policy is expected to be brought for shareholders re-approval at our next Annual General Meeting scheduled to convene in June 2016.

Board of Directors

Our Articles of Association provide for a board of directors of not less than two and not more than eight members. Each director (except external directors) is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Other officers serve at the discretion of the board of directors. The Articles of Association of the Company provide that any director may, subject to the provisions of the Companies Law and the approval by the Board of Directors, appoint another person to serve as a substitute director and may cancel such appointment. Under the Companies Law, a person who is already serving as a director will not be permitted to act as a substitute director. Additionally, the Companies Law prohibits a person from serving as a substitute director for more than one director. Appointment of a substitute director for a member of a board committee is only permitted if the substitute is a member of the board of directors and does not already serve as a member of such committee. If the committee member being substituted is an external director, the substitute may only be another external director who possesses the same expertise as the external director being substituted. The term of appointment of a substitute director may be for one meeting of the board of directors or for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the board of directors.

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

No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Additionally, no person may serve as an external director if the person, the person’s relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, excepting negligible relationships, or if such person received from the company any compensation as an external director in excess of what is permitted by the Companies Law. Pursuant to the recently enacted amendment to the Companies Regulations (Matters Which do not Constitute Affiliation), 2006, effective as of April 3, 2016 (the "Amendment to the Affiliation Regulations"), business or professional relationship maintained on a regular basis between the company and the external director will not constitute affiliation if the relationship commenced after the appointment of the external director for office, the company and the external director consider the relationship to be negligible and the audit committee approved, based on information presented to it, that the relationship is negligible, and the external director declared that he did not know and could not have reasonably know about the formation of the relationship and has no control over its existence or termination. If, at the time external directors are to be appointed, all current members of the board of directors who are not controlling shareholders or relatives of such shareholders are of the same gender, then at least one external director must be of the other gender.

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

An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director. At the Annual Shareholders Meeting of the Company held on April 14, 2013, the shareholders of the Company re-elected Mr. Ilan Erez as an external director for second three-year term and elected Ms. Ayelet Aya Hayak as an external director for an initial three-year term, with such terms of office for the external directors having commenced as of July 1, 2013. Mr. Ilan Erez and Ms. Ayelet Aya Hayak are expected to be brought for re-election as External Directors for a third three-year term and second three-year term, respectively, on the next Annual General Meeting of our shareholders, scheduled to convene in June, 2016.

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

Currently, Ms. Ayelet Aya Hayak, Mr. Ilan Erez and Mr. Eli Doron serve as members of our audit committee, and Mr. Ilan Erez serves as the chairperson.

Compensation Committee

On December 5, 2010, our board of directors established a compensation committee, composed of at least two directors who were initially Mr. Zohar Zisapel (a former director in the Company), as chairman, and Mr. Avi Eizenman. At the time, its sole function was to recommend, to the board of directors, certain executive compensation matters and any other matters as the board of directors decided from time to time.

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

In December 2012, our Board of Directors changed the composition of the members of our compensation committee by removing Mr. Avi Eizenman from the compensation committee, and appointing the Company’s two external directors, Mr. Ilan Erez and Ms. Einat Domb-Har to our compensation committee, and appointing Mr. Ilan Erez as chairman of our compensation committee. On July 1, 2013, following the election of Ms. Ayelet Aya Hayak as an external director instead of Ms. Einat Domb-Har, Ms. Aya Hayak replaced Ms. Domb-Har on our compensation committee. Following the election of Mr. Eli Doron as a member of our board of directors, Mr. Eli Doron replaced Mr. Zohar Zisapel on our compensation committee. Our compensation committee has been charged by the Board of Directors to act in accordance with the powers and prerogatives delegated to it by the Companies Law and take any decisions and make any recommendations to the Board all as set forth in the Companies Law.

Pursuant to Amendment 27 to the Companies Law, effective as of April 3, 2016 ("Amendment 27"), the audit committee may serve as the company's compensation committee, provided that it meets the composition requirements of the compensation committee.

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

In addition, the compensation policy must set forth standards and rules on the following issues: (a) with respect to variable components of compensation - basing the compensation on long term performance and measurable criteria (though a non-material portion of the variable components can be discretionary awards taking into account the contribution of the officer holder to the company. Pursuant to Amendment 27, variable components in the amount of up to a three month salary of the relevant office holder, on an annual basis, shall be considered a non-material portion of the variable components); (b) establishing the appropriate ratio between variable components and fixed components and placing a cap on such variable components (including a cap on the grant date value of convertible securities components that are not paid out in cash); (c) setting forth a rule requiring an office holder to return amounts paid, in the event that it is later revealed that such amounts were paid on the basis of data which prove to be erroneous and resulted in an amendment and restatement of the company’s financial statements; (d) determining minimum holding or vesting periods for equity based variable components of compensation, while taking into consideration appropriate long term incentives; and (e) setting a cap on grants or benefits paid upon termination.

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

Executive Compensation Policy

On July 31, 2013, an Extraordinary General Meeting of the Shareholders of the Company took place, approving the Executive Compensation Policy (the “Policy”), which had been recommended by the Compensation Committee and approved by the Board of Directors, for the Company’s directors and office holders, in accordance with the requirements of the Companies Law. The Policy is expected to be brought for re-approval of our shareholder at the next Annual General Meeting of our shareholders, scheduled to convene in June, 2016.

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

D.           Employees

The number of employees over the last three financial years is set forth in the table below.

As of December 31	2013	2014	2015
Total Employees	143	197	238
Marketing, Sales, Customer Services	17	22	26
Research & Development	41	66	81
Manufacturing	75	97	114
Corporate Operations and Administration	10	12	17

As of March 31, 2016, we had 237 employees, including 25 in marketing, sales and customer services, 83 in research and development, 113 in manufacturing, and 16 in corporate operations and administration. All such employees, except for 23 employees of our subsidiaries in the United States and 29 of our subsidiary in Denmark, are based in Israel. We consider our relations with our employees excellent and have never experienced a labor dispute, strike or work stoppage. None of our employees is represented by a labor union. We do not employ a significant number of temporary employees, but we do use temporary employees from time to time, as necessary.

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

Israeli law generally requires severance pay, which may be funded by managers' insurance and/or a pension fund described below, upon the retirement or death of an employee or termination of employment without cause (as defined in the law). The payments to the managers’ insurance and/or pension fund in respect of severance pay amount to approximately 8.33% of an employee’s wages, in the aggregate. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 14.25% of an employee’s wages, of which the employee contributes approximately 49% and the employer contributes approximately 51%.

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

E.           Share Ownership

The following table sets forth, as of March 31, 2016, the number of shares owned by our officers, directors and senior management. The percentages shown are based on 7,311,563 ordinary shares outstanding as of March 31, 2016:

Name and Address	Number of Shares and Options Owned1	Percent of Outstanding Shares
Zohar Zisapel2, 3	1,511,722	20.68%
Avi Eizenmann	247,618	3.37%
Shaike Orbach	*	*
Eli Doron	*	*
Ayelet Aya Hayak	*	*
Ilan Erez	*	*
Eran Gilad	*	*
All directors and officers as a group	1,759,340	23.92%

* Denotes ownership of less than 1% of the outstanding shares.

1
The table above includes the number of shares and options that are exercisable within 60 days of March 31, 2016. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws, based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

2	Based on Schedule 13D/A filed on March 5, 2009.
3	Zohar Zisapel ceased serving as a director in the Company as of July 28, 2015.

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

Name of Shareholder	Number of Shares and Options Owned1	Percentage of Outstanding Shares
Zohar Zisapel2	1,511,722	20.68%
Dov Yelin/Yair Lapidot/Yelin Lapidot Holdings Management Ltd.3	552,712	7.56%
Harel Insurance Investments & Financial Services Ltd.4	415,898	5.69%

1
The table above includes the number of shares and options that are exercisable within 60 days of March 31, 2016. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws, based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

2     Based on Schedule 13D/A filed on March 5, 2009.
3
As reported on the Schedules 13G/A filed by each of Dov Yelin, Yair Laipdot and Yelin Lapidot Holdings Management Ltd., an Israeli investment management firm (collectively, “Yelin Lapidot”) with the Securities and Exchange Commission on February 2, 2016, and as further updated in correspondence by Yelin Lapidot Holdings Management Ltd. with the Company, dated as of March 31, 2016, all 552,712 ordinary shares of the Company are beneficially owned by Yelin Lapidot via two of its wholly-owned subsidiaries (the “Subsidiaries”), Yelin Lapidot Provident Funds Management Ltd. which holds 248,024 Ordinary Shares of the Company, and Yelin Lapidot – Mutual Funds Management Ltd. which holds 304,688 Ordinary Shares of the Company. Yelin Lapidot has reported on the Schedules 13G/A that: (i) Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25% of the voting rights, and are responsible for the day-to-day management, of Yelin Lapidot Holdings Management Ltd., (ii) the Subsidiaries operate under independent management and make their own independent voting and investment decisions, (iii) that any economic interest or beneficial ownership in any of the Ordinary Shares of the Company covered by the report on Schedule 13G is held for the benefit of the members of the provident funds or mutual funds, as the case may be, and (iv) the report on Schedule 13G/A shall not be construed as an admission by Messrs. Yelin and Lapidot, Yelin Lapidot Holdings Management Ltd. or the Subsidiaries that he or it is the beneficial owner of any of the Ordinary Shares of the Company covered by report on Schedule 13G/A, and that each of them disclaims beneficial ownership of any such ordinary shares of the Company.

4
As reported on the Schedule 13G/A filed by Harel Insurance Investments & Financial Services Ltd. ("Harel"), an Israeli insurance company publicly traded on the TASE, with the Securities and Exchange Commission on January 28, 2016, of the 415,898 Ordinary Shares (i) 405,495 are held for members of the public through, among others, provident funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 10,403 Ordinary Shares are beneficially held for Harel's own account. Harel also reported that the report on Schedule 13G/A shall not be construed as an admission by Harel that it is the beneficial owner of more than 10,403 ordinary shares of the Company covered by the report on Schedule 13G/A.

The Company's major shareholders do not have different voting rights.

As of March 31, 2016, there were approximately 5 record holders of ordinary shares, including approximately 2 record holders in the United States. Collectively, these 2 record holders in the United States held less than 1% of the outstanding ordinary shares.

B.           Related Party Transactions

Messrs. Yehuda and Zohar Zisapel are brothers and are our founders. On July 15, 2010 Mr. Yehuda Zisapel resigned from serving as director on our board of directors. On September 2, 2010, Mr. Zohar Zisapel was appointed as a director on our board until July 28, 2015, when he ceased serving as a director. Messrs. Yehuda and Zohar Zisapel are also founders, directors and principal shareholders of several other corporations within the “Rad Group”, as described in “Item 6. Directors, Senior Management and Employees”.

There are other members of the Rad Group that are actively engaged in designing, manufacturing, marketing and supporting data communications products, none of which are currently the same as our products. Certain products of members of the Rad Group are complementary to, and may be used in connection with, our products.

The Rad Group provides us with certain services, and is reimbursed by us for the costs of providing such services. During 2015, we purchased from the Rad Group internet services for an amount of up to $51,500, testing services for our products for an amount of up to $147,000, car leasing services for an amount of up to $6,000 and insurance services for an amount of up to $55,000. We also sub-lease office space in Paramus, New Jersey, for an amount of up to $24,000 (monthly rent payments of approximately $2,000) from Radcom Equipment, Inc., an affiliated company of the Rad Group. We began to sub-lease this space in February 2004; the sub-lease was in effect until January 31, 2006 and was renewed for additional one-year periods through December 31, 2014. On January 1, 2015, we extended the sub-lease for an additional two-year period until December 31, 2016.

During 2015, we sold external bypass switches and Server Adapters to members of the Rad Group for an amount of approximately $1,154,000.

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

A7. Litigation

On March 2, 2012 Internet Machines LLC, a Texas limited liability company filed a patent infringement lawsuit in the United States District Court for the Eastern District of Texas (the “Court”) against numerous defendants (including many switch manufacturers) with respect to certain patents for switches, and included our US subsidiary amongst the list of defendants named in such lawsuit. The lawsuit claimed that the defendants infringed certain patents purported to be owned by Internet Machines LLC and sought unspecified compensation for damages as well as injunctive relief. The defendants filed answers and counterclaims to the complaint asserting that they did not infringe any claims of the asserted patents and the claims of the patents were invalid and/or unenforceable. While one of our switch suppliers (which was also named as a defendant in the aforesaid lawsuit) agreed to indemnify us with respect to certain liabilities, there was no certainty that we would have been ultimately able to collect all or any amounts under such indemnity should we would have been found liable under the lawsuit. On September 4, 2012, the Court granted the defendants' motion to stay the pending litigation and on April 28, 2015, the lawsuit was dismissed with prejudice by the Court.

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

On March 21, 2016 our Board of Directors declared a dividend of US $1.00 per share payable on April 14, 2016 to shareholders of record at the close of the NASDAQ Global Select Market on April 4, 2016, and in the aggregate amount of approximately US $7.3 million for 2015.

B.           Significant Changes

Since the date of the annual financial statements included in this Annual Report, no significant changes have occurred.

Item 9.   THE OFFER AND LISTING

A.           Offer and listing details

Markets and Share Price History

Following our delisting from trading on the TASE, the only trading market for our ordinary shares is the NASDAQ Global Select Market, where our shares have been listed and traded under the symbol SILC since January 2, 2014.  Prior thereto our shares were listed and traded on the NASDAQ Global Market (previously NASDAQ National Market) under the symbol SILC (previously SILCF) from February 11, 2008. Prior thereto, our shares were listed and traded on the NASDAQ Capital Market (previously known as the NASDAQ Small-Cap).

The table below sets forth the high and low reported sales prices in dollars of our ordinary shares, as reported by NASDAQ during the indicated periods:

PERIOD	LOW	HIGH
LAST 6 CALENDAR MONTHS
March 2016	29.9	34.2
February 2016	26.15	30.39
January 2016	26.94	33.82
December 2015	25.00	30.59
November 2015	26.81	33.1
October 2015	25.72	33.96
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
First Quarter 2016	26.15	30.39
Fourth Quarter 2015	25.00	33.96
Third Quarter 2015	24.86	37.24
Second Quarter 2015	34.8	44.54
First Quarter 2015	32.15	48.43
Fourth Quarter 2014	26	38.11
Third Quarter 2014	26.02	42.45
Second Quarter 2014	41.11	63.91
FIVE MOST RECENT FULL FINANCIAL YEARS
2015	24.86	48.43
2014	26.00	73.44
2013	33.84	46.15
2012	15.02	18.50
2011	13.10	19.33

On December 27, 2005, our shares commenced trading on the TASE in Israel under the symbol “SILC” (in Hebrew letters). On October 26, 2015, our Board of Directors resolved to act to delist the Company’s shares from trading on the TASE. The last trading day in our shares on the TASE was January 26, 2016, and on January 28, 2016, our shares were delisted from trading on the TASE. The following table sets forth, for the periods indicated, the high and low reported sales prices, in NIS, of the ordinary shares on the TASE, until delisted from trading as set forth above:

PERIOD	LOW	HIGH
LAST SIX CALENDAR MONTHS1
January 20161	125.00	169.00
December 2015	97.08	116.00
November 2015	104.5	127.60
October 2015	102.00	131.10
September 2015	101.3	113.8
August 2015	96.01	109.5
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
First Quarter 20161	125.00	169.00
Fourth Quarter 2015	97.08	131.10
Third Quarter 2015	96.01	141.60
Second Quarter 2015	134.90	178.30
First Quarter 2015	125.00	189.60
Fourth Quarter 2014	100.50	149.70
Third Quarter 2014	89.74	144.00
Second Quarter 2014	142.00	223.50
FIVE MOST RECENT FULL FINANCIAL YEARS
2015	96.01	189.60
2014	89.74	257.20
2013	66.50	166.60
2012	51.60	73.00
2011	44.16	80.64

(1)           Until January 28, 2016, when the Company's shares were delisted from trading on the TASE in accordance with the Company's initiated delisting procedure.

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

Terms of office and employment of office holders who are neither directors nor the general manager and which comply with the company’s compensation policy require approval by the (i) compensation committee; and (ii) the board of directors.  Approval of terms of office and employment for such office holders which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for such office holders by means of the special majority required for approving the compensation policy (as detailed above). Following the Amendment to the Affiliation Regulations, non-material changes to the terms of compensation of office holders who are subordinated to the company general manager will require only general manager approval, provided that the company's compensation policy includes a reasonable range for such non-material changes.

Terms of office and employment of the general manager which comply with the company’s compensation policy require approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company by means of the special majority required for approving the compensation policy (as detailed above). Approval of terms of office and employment for the general manager which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for the general manager which deviate from the compensation policy by means of the special majority required for approving the compensation policy (as detailed above).  Notwithstanding the foregoing, a company may be exempted from receiving shareholder approval with respect to the terms of office and employment of a proposed candidate for general manager if such candidate meets certain independence criteria, the terms of office and employment are in line with the compensation policy, and the compensation committee has determined for specified reasons that presenting the matter for shareholder approval would thwart the proposed engagement. In addition, following the Amendment to the Affiliation Regulations, the terms of compensation of the general manager will not require shareholders approval when extending or re-approving the company's engagement with its general manager, provided that such terms are not more beneficial compared to his previous compensation terms approved by the shareholders pursuant to the Companies Law and provided that such terms comply with the company's compensation policy.

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

C.           Material Contracts

All of our contracts over the past two years have been entered into in the ordinary course of business, except for some of our real property leases, the Fiberblaze SPA and the ADI APA.

Fiberblaze Share Purchase Agreement

On December 10, 2014, we entered into the Fiberblaze SPA with Fiberblaze, Fiberblaze Holding APS, a Danish company ("Fiberblaze Holding"), Hilmer APS, a Danish company ("Hilmer"), Jakob Hilmer and Nikolaj Herman (Fiberblaze Holding and Hilmer together, the "Selling Shareholders"). Under the Fiberblaze SPA, we purchased all of the share capital of Fiberblaze and Fiberblaze US LLC, a New York company and wholly owned subsidiary of Fiberblaze,  for consideration of approximately $10,000,000 in cash (of which $3,000,000 was deposited in an escrow account to be distributed in accordance with specific terms or to be released to the Selling Shareholders upon the lapse of 18 months from the date of the Fiberblaze SPA), subject to certain adjustments, as well as additional consideration to be paid upon the attainment of future performance milestones relating to Fiberblaze revenues and achievement of design wins until August 31, 2015 (the "Additional Consideration"). Ninety percent of the Additional Consideration shall be paid, if applicable, in cash (the "Cash Additional Consideration"), and the remaining ten percent shall be paid by way of a grant of stock options of the Company with an exercise price equal to the closing trading price of the Company's ordinary shares on the Nasdaq Stock Market on the date of grant (the "Option-based Additional Consideration"). In April 2016, we have fully paid such Additional Consideration in the total amount of approximately $1,460,000 as set forth above, whereby we have paid approximately $1,300,000 as the Cash Additional Consideration and have granted 6,704 stock options as the Option-based Additional Consideration.

ADI Engineering Asset Purchase Agreement

On September 30, 2015, we, together with one of our wholly owned subsidiaries Silicom Connectivity Solutions, Inc., entered into the ADI APA with ADI, Steve Yates and Patricia Yates. Under the ADI APA, we purchased ADI's assets in consideration for an amount equal to $10,000,000 in cash at closing, as well as additional consideration to be paid upon the attainment of future performance milestones relating to ADI revenues for each of the years 2015, 2016 and 2017, which shall be determined as a percentage of the revenues which are in excess with respect to each relevant milestone (the "Excess Consideration"). In April 2016 we have paid the Excess Consideration for 2015 in the total amount of $3,000,000. For additional information see Note 3A to our consolidated financial statements included elsewhere in this annual report.

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

General Corporate Tax

As of 2016, Israeli companies are subject to corporate tax at the rate of 25%. However, the effective tax rate payable by a company which derives income from a Benefited Enterprise (as further discussed below) may be considerably less.

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

A company that elected the Alternative Route prior to the First Amendment and that subsequently paid a dividend out of tax exempted income derived from the Benefited Enterprise(s) will be subject to Company Tax in the year the dividend is distributed in respect of the amount distributed (including the corporate tax thereon), at the rate that would have been applicable had the company not elected the Alternative Route (25%). In addition, the dividend recipient is taxed at the rate applicable to dividends from Benefited Enterprises (20%), if the dividend is distributed during the tax exemption period or within a specified period thereafter (in the event, however, that the company qualified as a Foreign Investors' Company, there was no such time limitation).

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

The First Amendment provided that a company producing income from a Benefited Enterprise in Zone A could have elected either that (i) the undistributed income derived from the Benefited Enterprise will be fully tax exempt for the entire benefit period described below (“tax exemption”), in which case the ordinary provisions described below concerning the taxation of the company and shareholder for distribution of dividends will apply; or (ii) that the income from its Benefited Enterprise will be subject to corporate tax at a rate of a 11.5%, in which case dividends paid out of such income to a foreign resident will be taxed at a rate of 4% and to an Israeli resident will be taxed at a rate of 20%, and the company will not be subject to additional tax upon dividend distribution. Further benefits were available in the event of certain large investments by multinational companies. Benefited Enterprises located in Zones B and C was exempt from tax for six and two years, respectively, and subject to tax at a rate of 10%-25% for the remainder of the benefit period, depending on the extent of foreign investment in the Company, as described above.

Dividends paid out of income derived by a Benefited Enterprise, or out of dividends received from a company whose income was derived from a Benefited Enterprise, were generally subject to withholding tax at the rate of 15% (or 20% if the Year of Election is 2014 onwards) or less under certain anti double-taxation treaties, such tax being deductible at source. The reduced withholding tax rate of 20% was limited to dividends and distributions out of income derived during the benefit period and actually paid at any time up to 12 years thereafter. A company qualified for tax benefits under the First Amendment which paid a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend. The rate of the tax was the rate which would have been applicable had the company not been tax exempt. Such tax rate was lower in the case of a qualified “Foreign Investors’ Company”.

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

The Second Amendment to the Investment Law

The Israeli legislature, the Knesset, approved significant changes to the Investment Law, which revamped the tax incentive regime in Israel and which became effective as of January 6, 2011. The main changes enacted under the Second Amendment are, inter alia, as follows:

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

Law for the Encouragement of Industrial Research and Development, 1984

Under the terms of the pre-R&D Amendment regime, research and development programs approved by the Research Committee (the “Research Committee”) of the OCS were eligible for grants or loans if they met certain criteria, in return for the payment of royalties from the sale of the product developed in accordance with the program and subject to other restrictions. Once a project was approved, the OCS would award grants of up to 50% of the project’s expenditures in return for royalties, usually at the rate of 3% to 5% of sales of products developed with such grants. For projects approved after January 1, 1999, the amount of royalties payable is up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR.

The terms of these grants prohibited the manufacture outside of Israel of the product developed in accordance with the program without the prior consent of the Research Committee of the OCS. Such approval, if granted, was generally subject to an increase in the total amount to be repaid to the OCS to between 120% and 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel.

The R&D Law, as in effect prior to the R&D Amendment, also provided that know-how from the research and development, which is used to produce the product, may not be transferred to Israeli third parties without the approval of the Research Committee. Until 2005, the Research Law stated that such know-how may not be transferred to non-Israeli third parties at all. An amendment to the Research Law set forth certain exceptions to this rule; however, the practical implications of such exceptions were quite limited. The R&D Law, as in effect prior to the R&D Amendment, stressed that it is not just transfer of know-how that is prohibited, but also transfer of any rights in such know-how. Such restriction did not apply to exports from Israel of final products developed with such technologies. It was possible to receive approval of the transfer only if the transferee undertook to abide by all of the provisions of the R&D Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties. There could be no assurance that such consent, if requested, would be granted or, if granted, that such consent would be on reasonable commercial terms.

On July 29, 2015, the Israeli Parliament, the Knesset, enacted the R&D Amendment, designated to provide the ability to respond quickly to the challenges of a changing world, after reaching the conclusion that the pre-R&D Amendment regime was found to not to have the required flexibility in today's rapidly changing world. Pursuant to the R&D Amendment, the OCS shall be replaced with the newly established National Authority for Technological Innovation (the "Authority"), which will be comprised of a Council body, the Chief Scientist, the Director General and a member of the Research Committee. According to the R&D Amendment, the Council will have broad discretion regarding material matters, including with respect to the new funding programs ("Tracks"), will be required to determine certain characteristics (which are mainly technical but also include the type of Benefit ("Benefit", as defined under the R&D Amendment, includes grants, loans, exemptions, discounts, guarantees and additional means of assistance, but with the exclusion of purchase of shares),  to be granted as well as its scope, conditions for receipt of approval for the Benefit and the identity of the party which is permitted to perform the approved activities, and may determine additional matters, including delay in payment of the Benefit and requests for provision of guarantees for its receipt, payment of an advance by the Authority, what know-how will be developed and requirements regarding its full or partial ownership, provisions regarding transfer, disclosure or exposure of know-how to third parties in Israel and abroad (including payment or non-payment for the same, as well as ceilings for such payments), requirements with respect to manufacture in Israel and transfer of manufacture abroad (including payment for such transfer), performance of innovative activities for the benefit of third parties, etc. In addition, while the pre-R&D Amendment regime provided base-line default terms and conditions with respect to the core issues relevant for OCS grant recipients, as provided above, these default provisions have been largely rescinded by the R&D Amendment. Many of these matters will now be decided separately for each Track by the Council, based on certain guidelines stipulated in the R&D Amendment. Such guidelines provide, for example, that considerable preference should be given to having ownership of OCS-funded know-how and rights vest with the Benefit recipient and/or with an Israeli company, with transfer of know-how and related rights abroad to be permitted only in exceptional circumstances. In addition, the R&D Amendment determines that the transfer of manufacturing rights abroad, whether under a license or otherwise, shall only be allowed in special circumstances. Nonetheless, these matters are merely guidelines, and the essential matters will be determined by the Council in its discretion. While the R&D Amendment is designated to provide flexibility in the rapidly changing business environment, leaving the above essential matters to the Council's discretion currently causes much ambiguity as to the implementation of the R&D Amendment. In addition, it should be noted that the R&D Amendment will come into force on January 1, 2016, after which it seems that the p pre-R&D Amendment regulations which determined material matters such as royalty rates, changes to royalty rates upon transfer of manufacturing rights abroad etc. will be rescinded, thus adding to the current uncertainty created by the R&D Amendment.

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

In case of dividends paid out of the profits of a Preferred Enterprise, the applicable tax rate is 20% for an individual and 0% for a corporation.

Taxation of Non-Israeli Shareholders on Receipt of Dividends.

Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our shares at the rate of 25% or 30%, if such person (including a non-Israeli corporation) is a substantial shareholder at the time of recipient of the dividend or on any date in the 12 months preceding such date, which tax will be withheld at the source, unless a different rate is provided in a tax treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25% or 15% in the case of dividends paid out of the profits of an Approved Enterprise (as such term is defined in the Investment Law), subject to certain conditions. However, generally, the maximum rate of withholding tax on dividends that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year and the dividend is not paid from the profits of an Approved Enterprise, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions. A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

In case of dividends paid out of the profits of a Preferred Enterprise, the applicable tax rate is 20%.

Residents of the United States will generally have taxes in Israel withheld at source.

With regards to the distribution of dividends on April 17, 2013, April 17, 2014, April 21, 2015 and April 14, 2016, we provided the following data regarding the calculation of the rate of tax being withheld at source:

Source	% of Dividend	Individual Tax %	Corporations Tax %	Foreign Resident Tax %

Dividend Distributed on April 17, 2013
Regular Income	34.6031	25	0	25
Benefited Enterprise	65.3969	15	15	15

Dividend Distributed on April 17, 2014
Regular Income	52.9928	25	0	25
Benefited Enterprise	47.0071	15	15	15

Dividend Distributed on April 21, 2015
Regular Income	5.5888	25	0	25
Benefited Enterprise	12.7771	15	0	15
Preferred Enterprise	81.6341	20	0	20

Dividend Distributed on April 14, 2016
Regular Income	0	25	0	25
Preferred Enterprise	100.0000	20	0	20

With regards to the distribution of dividend dated April 17, 2013, the weighted tax for individuals was 18.46031%, for corporations 9.80954%, and for foreign residents 18.46031%. With regards to the distribution of dividend dated April 17, 2014, the weighted tax for individuals was 20.29928%, for corporations 7.05108%, and for foreign residents 20.29928%. With regards to the distribution of dividend dated April 21, 2015, the weighted tax for individuals was 19.64059%, for corporations 0.00000%, and for foreign residents 19.64059%. With regards to the distribution of dividend dated April 14, 2016, the weighted tax for individuals was 20.00000%, for corporations 0.00000%, and for foreign residents 20.00000%.

The above noted dividend distributions with respect to the fiscal years 2012, 2013, 2014 and 2015 are each from income sources which would not generate additional tax liability to the Company as a result of such distributions. We anticipate that any future dividends distributed pursuant to our previously announced dividend policy, will likewise be distributed from income sources which will not impose additional tax liabilities on us.

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

The Federal tax returns of our U.S. subsidiary are open for examination by the Federal Tax Authorities for tax years beginning in 2012. The New Jersey state tax returns of the subsidiary are open to examination by the New Jersey State Tax Authority for the tax years beginning in 2011. The California State Tax returns of the U.S. subsidiary are open to examination by the California State Tax Authority for tax years beginning in 2011. The Virginia State Tax returns of the U.S. subsidiary are open to examination by the Virginia State Tax Authority for tax periods beginning in October 28, 2015.

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

You may review a copy of our filings with the SEC, including any exhibits and schedules, at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC's EDGAR system will be available for retrieval on the SEC's website at www.sec.gov. These SEC filings are also available to the public on (i) the Israel Securities Authority’s Magna website at www.magna.isa.gov.il, (ii) the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il, and (iii) from commercial document retrieval services. The documents referred to in this document may be inspected at the Company’s offices, located at 14 Atir Yeda Street, Kfar Sava, Israel 4464323.

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

I.             Subsidiary information

Not applicable

Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows. Our primary market risk exposures relate to our investment portfolio and fluctuation of the exchange rate of the US Dollar, which is the primary currency in which we conduct our operations, against the NIS with respect to the Company's operations, and against the DKK and Euro with respect to Danish operations.

Interest Rate Risk

As of December 31, 2015, our investment portfolio consisted of approximately 32.9 million invested in corporate debt securities and government debt securities. These securities are classified as "held to maturity". The majority of the Company's investments (approximately 30.4 million) are in fixed-rate instruments, while a small portion of its investments (approximately 2.5 million) are in variable-rate instruments. Therefore, the Company's exposure to interest rate risk from variable-rate instruments is generally very limited and not material to the Company. In addition, since the securities are "held to maturity", any changes in fair value of the Company's instruments due to fluctuations in the interest rates, that are not classified as other-than-temporary impairment (OTTI), do not affect the Company's profit or loss.

For quantitative information on the Company's marketable securities, please see Note 5 to our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2015 we did not have any short or long term interest bearing loans or debts, hence with respect to the Company's business operations, we do not have any exposure to interest rate risk.

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

As of December 31, 2015 we had accounts receivable in NIS or in funds linked thereto in the amount of $1,249 thousand. Market risk was estimated as the potential decrease in balance resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the balance of our accounts receivable would decrease by $114 thousand. As of December 31, 2015 we had accounts payable in NIS or linked thereto in the amount of $7,312 thousand. Market risk was estimated as the potential increase in balance resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such decrease in the Dollar exchange rate, the balance of our accounts payable would increase by $812 thousand.

As of December 31, 2015, the foreign currency exchange rate risk for Silicom deriving from our accounts receivable in DKK or in Euro is negligible.

In 2015 there was an increase of 0.33% in the Dollar exchange rate to the NIS which resulted in an aggregate decrease in the fair value of our assets of $14 thousand and an aggregate decrease in the fair value of our liabilities of $31 thousand.

Since the majority of our revenues is denominated and paid in U.S. dollars, we believe that fluctuations in the U.S. dollar exchange rate do not have a significant effect on our accounts receivable. Inflation in Israel and the Israeli currency as well as U.S. dollar exchange rate fluctuations may have only a limited effect on our accounts payable, as described above. Inflation in Denmark and the Danish currency as well as U.S. dollar exchange rate fluctuations are expected to have only a limited effect on our accounts payable.

Our operating expenses may be affected by fluctuations in the value of the U.S. dollar as it relates to the NIS. By way of example, a hypothetical 10% weakening in the value of the U.S. dollar relative to the currencies in which our operating expenses are denominated in 2015 would have resulted in an increase in operating expenses of approximately $1,118 thousand for the year ended December 31, 2015. In addition, our operating expenses may be affected by fluctuations in the value of the U.S. dollar as it relates to the DKK. By way of example, a hypothetical 10% weakening in the value of the U.S. dollar relative to the currencies in which our operating expenses are denominated in 2015 would have resulted in an increase in operating expenses of approximately $433 thousand for the year ended December 31, 2015.

As of December 31, 2015, all of our investments, other than a portion of our cash and cash equivalents comprising a small portion of our overall investment portfolio, consisted of investments denominated in U.S. dollars, and our portfolio is therefore not subject to significant exposure to foreign currency exchange risk.

As of December 31, 2015, we were not engaged in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations.

Credit Risk

Our investment portfolio includes held to maturity marketable securities. These securities include investments issued by highly rated corporations or investments issued by agencies of governments. As of December 31, 2015, the rating of the securities in our portfolio was at least A (except for approximately $1.9M investment in one security rated BBB+). Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations), which were exacerbated by the recent turmoil that has affected the financial markets and the global economy and caused credit issues for a number of reputable financial institutions. Any changes in fair value of our investment securities due to credit risk do not affect our profit or loss unless there is OTTI (referred to in ASC 320-10).

As of December 31, 2015, we were not required to adjust the carrying value of our investment securities since there were no other-than-temporary impairments.

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

Management assessed our internal control over financial reporting as of December 31, 2015, the end of our fiscal year. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control — Integrated Framework (2013)."

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2015 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. We reviewed the results of management’s assessment with the Audit Committee of our Board of Directors.

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

Item 15T. CONTROLS AND PROCEDURES

Not Applicable.

Item 16.  Reserved

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors had determined that both Ms. Ayelet Aya Hayak and Mr. Ilan Erez were our audit committee financial experts.

Item 16B. CODE OF ETHICS

Our company has adopted a code of ethics, which applies to all of our employees, officers and directors, including our Chief Executive Officer, our Chief Financial Officer, our Director of Finance and our Corporate Controller. A copy of the code of ethics is attached as an exhibit to this annual report.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2015 and 2014, audit-related services and tax services rendered by Somekh Chaikin, a member firm of KPMG International.

	2015	2014
Audit Fees(1)	$110,000	$110,000
Audit-Related Fees(2)	$22,000	$49,000
Tax Fees(3)	$37,500	$28,000

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

See pages F-1 to F-41.

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

4.1
Lease between the Company, C.P.M Medical Equipment Ltd. and Klimotech Ltd., for premises in Kfar Sava, Israel, dated December 3, 2014. As this lease is written in Hebrew, a summary is included in the Exhibit.

4.2
Sublease Agreement between the Company and Lumenis Ltd. for the site of our manufacturing facility in Yokneam, Israel, dated August 1, 2013, and an amendment dated November 21, 2013, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2013, as filed with the Securities and Exchange Commission on March 20, 2014, and incorporated herein by reference. As this sublease agreement and the amendment are written in Hebrew, a summary was included in the Exhibit.

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

4.6
Share Purchase Agreement by and among the Company, Fiberblaze A/S, Fiberblaze Holding APS, and Hilmer APS, dated December 10, 2014, filed by us as an Exhibit to our annual report on form 20-F for the fiscal year ended December 31, 2014 as filed with the Securities and Exchange Commission on March 24, 2015, and incorporated herein by reference.

4.7
Asset Purchase Agreement by and among the Company, the Company's wholly owned subsidiary Silicom Connectivity Solutions, Inc., ADI Engineering, Inc., Steve Yates and Patricia Yates, dated September 30, 2015.

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

SILICOM LIMITED By: /S/ Shaike Orbach Shaike Orbach Chief Executive Officer

April 26, 2016

Silicom Ltd.

and its Subsidiaries

Consolidated
Financial Statements

As of and for the year ended
December 31, 2015

Silicom Ltd. and its Subsidiaries
Consolidated Financial Statements as of December 31, 2015

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
of Silicom Ltd.:

We have audited the accompanying consolidated balance sheets of Silicom Ltd. and subsidiaries (hereinafter - “the Company”) as of December 31, 2014 and 2015 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015. We also have audited the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2015, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Somekh Chaikin

Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
March 21, 2016

Silicom Ltd. and its Subsidiaries
Consolidated Balance Sheets as of December 31

		2014	2015
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	4	17,890	18,178
Short-term bank deposits	2F	4,000	-
Marketable securities	2G, 5	15,167	8,636
Accounts receivable:
Trade, net	2H	18,441	23,295
Other		1,632	1,380
Related parties		390	473
Inventories	6	25,449	26,321
Deferred tax assets	14G	567	950

Total current assets		83,536	79,233

Marketable securities	2G, 5	20,358	24,246

Assets held for employees' severance benefits	9	1,425	1,374

Deferred tax assets	14G	346	595

Property, plant and equipment ("PPE"), net	7	2,458	3,825

Intangible assets, net	8B	2,071	5,164

Goodwill	8A	12,242	25,561

Total assets		122,436	139,998

Avi Eizenman	Shaike Orbach	Eran Gilad
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Kfar-Saba, Israel
March 21, 2016

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries
Consolidated Balance Sheets as of December 31 (Continued)

		2014	2015
	Note	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable		8,216	8,544
Other accounts payable and accrued expenses		5,783	11,147
Contingent consideration	3	4,728	-
Related parties		20	12
Deferred tax liabilities	14G	259	111

Total current liabilities		19,006	19,814

Long-term liabilities
Contingent consideration	3	-	4,942
Liability for employees' severance benefits	9	2,414	2,251
Deferred tax liabilities	14G	284	157

Total liabilities		21,704	27,164

Commitments and contingencies	10

Shareholders' equity	11
Ordinary shares, ILS 0.01 par value; 10,000,000 shares
authorized; 7,233,604 and 7,299,315 issued as at
December 31, 2014 and 2015, respectively;
7,218,633 and 7,284,344 outstanding as at
December 31, 2014 and 2015, respectively		21	21
Additional paid-in capital		41,245	44,101
Treasury shares (at cost) - 14,971 ordinary shares as at
December 31, 2014 and 2015		(38)	(38)
Retained earnings		59,504	68,750

Total shareholders' equity		100,732	112,834

Total liabilities and shareholders’ equity		122,436	139,998

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries
Consolidated Statements of Operations for the Year Ended December 31

		2013	2014	2015
		US$ thousands
	Note	Except for share and per share data

Sales*	12	73,298	75,622	82,738
Cost of sales		43,865	44,835	48,659

Gross profit		29,433	30,787	34,079

Operating expenses
Research and development**		5,465	6,480	9,702
Sales and marketing		3,818	4,418	5,651
General and administrative		2,572	2,798	3,611
Contingent consideration expense (benefit)	3	-	45	(3,090)

Total operating expenses		11,855	13,741	15,874

Operating income		17,578	17,046	18,205
Financial income, net	13	404	263	220

Income before income taxes		17,982	17,309	18,425

Income taxes	14	905	2,704	1,905

Net income		17,077	14,605	16,520

Income per share:
Basic income per ordinary share (US$)	2T	2.404	2.033	2.273

Diluted income per ordinary share (US$)		2.357	1.996	2.242

Weighted average number of ordinary
shares used to compute basic income
per share (in thousands)		7,103	7,184	7,269

Weighted average number of ordinary
shares used to compute diluted income
per share (in thousands)		7,246	7,319	7,368

* Including sales to related parties in the amount of US$ 851 thousand, US$ 1,041 thousand and US$ 1,154 thousand in 2013, 2014 and 2015, respectively.
** Including services from related parties in the amount of US$ 133 thousand, US$ 243 thousand and US$ 285 thousand in 2013, 2014 and 2015, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

	Ordinary shares		Additional paid-in capital	Treasury shares	Retained earnings	Total shareholders’ equity
	Number of shares(1)	US$ thousands

Balance at
January 1, 2013	7,007,426	21	36,065	(38)	38,918	74,966

Exercise of options	132,587	*-	1,893	-	-	1,893
Share-based compensation	-	-	668	-	-	668
Dividend (US $0.55 per share)	-	-	-	-	(3,913)	(3,913)
Net income	-	-	-	-	17,077	17,077

Balance at
December 31, 2013	7,140,013	21	38,626	(38)	52,082	90,691

Exercise of options	78,620	*-	1,353	-	-	1,353
Share-based compensation	-	-	1,266	-	-	1,266
Dividend (US $1.00 per share)	-	-	-	-	(7,183)	(7,183)
Net income	-	-	-	-	14,605	14,605

Balance at
December 31, 2014	7,218,633	21	41,245	(38)	59,504	100,732

Exercise of options and RSUs(2)	65,711	*-	943	-	-	943
Share-based compensation	-	-	1,913	-	-	1,913
Dividend (US $1.00 per share)	-	-	-	-	(7,274)	(7,274)
Net income	-	-	-	-	16,520	16,520

Balance at
December 31, 2015	7,284,344	21	44,101	(38)	68,750	112,834

(1)	Net of 14,971 shares held by Silicom Inc.
(2)	Restricted share units (hereinafter - "RSUs")
*	Less than 1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows for the Year Ended December 31

	2013	2014	2015
	US$ thousands
Cash flows from operating activities
Net income	17,077	14,605	16,520

Adjustments required to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	659	996	2,767
Write-down of obsolete inventory	1,926	1,029	219
Liability for employees' severance benefits, net	174	(86)	(112)
Discount on marketable securities, net	729	758	561
Share-based compensation expense	668	1,266	1,998
Deferred taxes	(552)	(219)	(907)
Capital (gain) loss	1	-	(3)
Changes in assets and liabilities:
Accounts receivable - trade	(2,322)	(3,248)	(4,850)
Accounts receivable - other	(114)	188	127
Accounts receivable - related parties	(139)	(6)	(83)
Inventories	(15,909)	3,416	(939)
Trade accounts payable	(1,474)	1,321	234
Other accounts payable and accrued expenses	1,220	649	853
Contingent consideration adjustments	-	45	(3,090)
Accounts payable - related parties	(26)	(30)	(8)
Net cash provided by operating activities	1,918	20,684	13,287

Cash flows from investing activities
Proceeds from (investments in) short term bank deposits, net	(473)	(1,000)	4,000
Sale of property, plant and equipment	-	-	19
Purchase of property, plant and equipment	(822)	(1,858)	(2,984)
Investment in intangible assets	(100)	(100)	-
Proceeds from maturity of marketable securities	12,500	14,750	15,100
Purchases of marketable securities	(11,384)	(11,740)	(12,935)
Business acquisition, net of acquired cash (see Note 3)	-	(10,048)	(10,000)
Net cash used in investing activities	(279)	(9,996)	(6,800)

Cash flows from financing activities
Exercise of options	1,893	1,353	943
Dividend	(3,913)	(7,183)	(7,274)
Net cash used in financing activities	(2,020)	(5,830)	(6,331)

Effect of exchange rate changes on cash balances held	72	35	132

Increase (decrease) in cash and cash equivalents	(309)	4,893	288

Cash and cash equivalents at beginning of year	13,306	12,997	17,890
Cash and cash equivalents at end of year	12,997	17,890	18,178

Supplementary cash flow information
A. Non-cash transactions:
Investments in PPE and intangible assets	207	87	72
B. Cash paid during the year for:
Income taxes	2,154	1,277	4,487

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

The Company’s shares have been traded in the United States on the National Association of Securities Dealers Automated Quotation System ("NASDAQ”) since February 1994. Since January 2, 2014 the Company's shares have been traded on the NASDAQ Global Select Market (prior thereto they were traded on the NASDAQ Global Market).  The Company’s shares had been traded in Israel on the Tel Aviv Stock Exchange ("TASE"), since December 2005. Since June 16, 2013 the Company's shares had been included in the Tel-Aviv 100 Index. In January 28, 2016, the Company delisted from trading in the TASE.

Silicom markets its products directly, through Original Equipment Manufacturers (“OEMs”) which sell the Company’s connectivity products under their own private labels or incorporate the Company’s products into their products.

In these financial statements the terms "Company" or "Silicom" refer to Silicom Ltd. and its wholly owned subsidiaries, Silicom Connectivity Solutions, Inc. (hereinafter - "Silicom Inc.") and Fiberblaze A/S, (hereinafter - "Fiberblaze"), whereas the term "subsidiaries" refers to Silicom Inc. and Fiberblaze.

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

As of December 31, 2014 and 2015, the provision for doubtful accounts receivable amounted to US$ 20 thousand.

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

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed. During the year ended December 31, 2015, no impairments were found and therefore no impairment losses were recorded.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

L.	Goodwill and other intangible assets (cont’d)

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives of up to 3 years. The acquired customer relationships, current technology, intellectual property and backlog are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in amortization of such intangible assets in the straight-line method.

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

Basic income per ordinary share is calculated by dividing the net income attributable to ordinary shares, by the weighted average number of ordinary shares outstanding. Diluted income per ordinary share calculation is similar to basic income per ordinary share except that the weighted average of common shares outstanding is increased to include outstanding potential common shares during the period if dilutive. Potential common shares arise from stock options and RSUs, and the dilutive effect is reflected by the application of the treasury stock method.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

T.	Basic and diluted earnings per share (cont’d)

The following table summarizes information related to the computation of basic and diluted income per ordinary share for the years indicated.

	Year ended December 31
	2013	2014	2015
Net income attributable to ordinary shares
(US$ thousands)	17,077	14,605	16,520

Weighted average number of ordinary shares outstanding
used in basic income per ordinary share calculation	7,103,021	7,184,114	7,268,536

Add assumed exercise of outstanding dilutive potential
ordinary shares	143,011	134,792	99,448

Weighted average number of ordinary shares outstanding
used in diluted income per ordinary share calculation	7,246,032	7,318,906	7,367,984

Basic income per ordinary shares (US$)	2.404	2.033	2.273

Diluted income per ordinary shares (US$)	2.357	1.996	2.242

The weighted average number of shares related to options
and RSUs excluded from the diluted earnings per share
calculation because of anti-dilutive effect	-	37,304	43,181

U.	Comprehensive Income

For the years ended December 31, 2013, 2014 and 2015, comprehensive income equals net income.

V.	Fair Value Measurements

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
Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and assets held for employees’ severance benefits. Cash and cash equivalents balances of the Company, which are subject to credit risk, consist of cash accounts held with major financial institutions. Short-term bank deposits balances of the Company, which are subject to credit risk, consist of short-term bank deposits held with a major Israeli Bank. Marketable securities consist of held to maturity marketable securities issued by highly rated corporations. As of December 31, 2014 and 2015, the ratings of the securities in the Company's portfolio were at least BBB+. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations). Concentrations of credit risk with respect to trade receivables are limited due to the Company’s diverse customer base and their wide geographical dispersion. The Company closely monitors extensions of credit and has never experienced significant credit losses.

(2)	Significant customers
The Company depends on a small amount of customers for its products. The Company's top three customers accounted for approximately 35% of its revenues in 2015. The Company expects that a small number of customers will continue to account for a significant portion of its revenues for the foreseeable future.

X.	Liabilities for loss contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

Y.	Recent Accounting Pronouncements

(1)
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The standard can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

(2)
In July 2015, the FASB issued ASU 2015-11, which, for entities that do not measure inventory using the last-in, first-out (LIFO) or retail inventory method, changes the measurement principle for inventory from the lower of cost or market to lower of cost and net realizable value. The ASU also eliminates the requirement for these entities to consider replacement cost or net realizable value less an approximately normal profit margin when measuring inventory. This ASU is effective in fiscal years beginning after December 15, 2016, including interim periods within those fiscal years.  This ASU is to be applied prospectively. Early adoption is permitted as of the beginning of an interim or annual period.

(3)
In September 2015, the FASB issued ASU 2015-16, which eliminates the requirement for an acquirer to retrospectively adjust the financial statements for measurement-period adjustments that occur in periods after a business combination is consummated. The ASU is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted.

(4)
In November 2015, the FASB issued ASU 2015-17, which requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. The ASU is effective for interim and annual periods in fiscal years beginning after December 15, 2016. Early adoption is permitted.

(5)
In February 2016, the FASB issued ASU 2016-02, which requires lessees to recognize most of their leases on balance sheet as a right-of-use asset and a lease liability. The ASU is effective for interim and annual periods in fiscal years beginning after December 15, 2018. Early adoption is permitted.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 3 – Acquisitions

A.	ADI Engineering, Inc.

On October 28, 2015 (hereinafter – "closing date") the Company acquired certain assets from ADI Engineering, Inc. (hereinafter – "ADI"), a privately-held, US-based provider of custom embedded communications and networking products, for an aggregate purchase price of US$ 10,000 thousand in cash and estimated contingent consideration of US$ 7,802 thousand in cash and in options to ordinary shares, payable in three yearly payments, after the closing, subject to the attainment of certain performance milestones until December 31, 2017. The fair value measurement of the contingent consideration is classified at level 3 of the fair value hierarchy (see Note 2V). Of the total purchase price of US$ 17,802 thousand, US$ 222 thousand was attributed to tangible assets, US$ 4,261 thousand was attributed to intangible assets and US$ 13,319 thousand was attributed to goodwill. The goodwill is primarily attributable to the synergies expected to arise after the acquisition. The goodwill recognized is expected to be deductible for income tax purposes for 10 years.
If new information is obtained within one year from the acquisition date about facts and circumstances that existed at the acquisition date, the Company will retrospectively adjust the relevant amounts that were recognized at the time of the acquisition.

Pro forma results of operations for this acquisition have not been presented because it is not material to the consolidated results of operations.

In connection with the first contingent payment consideration, the Company is obligated to pay ADI an amount of US$ 3,000 thousand as the first milestone was achieved. This obligation is included as part of the other accounts payable and accrued expenses on the balance sheet. In addition, the company maintains a US$ 4,942 thousand liability on its balance sheet as of December 31, 2015 in connection with the contingent consideration.

B.	Fiberblaze

On December 10, 2014 (hereinafter – "closing date"), the Company completed the acquisition of all of the outstanding shares and voting interests of Fiberblaze, a provider of high performance application acceleration solutions, for an aggregate purchase price of US$ 10,161 thousand in cash and estimated contingent consideration of US$ 4,683 thousand in cash and in options to ordinary shares, subject to the attainment of certain performance milestones until August 31, 2015. The fair value measurement of the contingent consideration is classified at level 3 of the fair value hierarchy (see Note 2V). Of the total estimated purchase price of US$ 14,844 thousand, US$ 2,022 thousand was attributed to tangible assets, US$ 1,996 thousand was attributed to intangible assets, US$ 12,242 thousand was attributed to goodwill and US$ 1,416 was attributed to liabilities assumed. The goodwill is primarily attributable to the synergies expected to arise after the acquisition. None of the goodwill recognized is expected to be deductible for income tax purposes.

Pro forma results of operations for this acquisition have not been presented because it is not material to the consolidated results of operations.

In connection with the contingent payment consideration, the Company is obligate to pay to the Fiberblaze sellers an amount of US$ 1,498 thousand as the milestones were partly achieved. This obligation is included as part of the other accounts payable and accrued expenses on the balance sheet.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 4 - Cash and Cash Equivalents

	December 31
	2014	2015
	US$ thousands

Cash	14,172	12,329
Cash equivalents *	3,718	5,849
	17,890	18,178

*	Comprised mainly of deposits in banks as at December 31, 2014 and 2015 carrying a weighted average interest rate of 0.14% and 0.11%, respectively.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 5 - Marketable Securities

The Company's investment in marketable securities as of December 31, 2014 and 2015 are classified as “held-to-maturity” and consist of the following:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding	Aggregate
	cost basis**	gains	(losses)	fair value*
	US$ thousands
At December 31, 2015
Held to maturity:
Corporate debt securities
Current	8,720	-	(90)	8,630
Non-Current	24,418	-	(255)	24,163

	33,138	-	(345)	32,793

At December 31, 2014
Held to maturity:
Corporate debt securities
Current	15,328	-	(69)	15,259
Non-Current	20,536	-	(271)	20,265

	35,864	-	(340)	35,524

*	Fair value is being determined using quoted market prices in active markets (Level 1).
**
Including accrued interest in the amount of US$ 339 thousand and US$ 256 thousand as of December 31, 2014 and 2015 respectively.
The accrued interest is presented as part of other account receivable on the balance sheet.

Activity in marketable securities in 2015	US$ thousands

Balance at January 1, 2015	35,864

Purchases of marketable securities	12,935
Discount on marketable securities, net	(561)
Proceeds from maturity of marketable securities	(15,100)
Balance at December 31, 2015	33,138

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 5 - Marketable Securities (Cont’d)

The following table summarizes the gross unrealized losses on investment securities for which other-than-temporary impairments have not been recognized and the fair value of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2015:

	Less than 12 months		12 months or more		Total
	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value
Held to maturity:

Corporate debt securities	(138)	12,789	(207)	20,004	(345)	32,793

The unrealized losses on the investments were caused by changes in interest rate. The Company has the ability and intent to hold these investments until maturity and it is more likely than not that the Company will not be required to sell any of the securities before recovery; therefore these investments are not considered other than temporarily impaired.

Note 6 - Inventories

	December 31
	2014	2015
	US$ thousands

Raw materials and components	8,275	9,598
Products in process	11,263	9,013
Finished products	5,911	7,710
	25,449	26,321

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 7 - Property, Plant and Equipment, Net

	December 31
	2014	2015
	US$ thousands

Machinery and equipment	5,338	6,906
Office furniture and equipment	433	608
Leasehold improvements	1,023	2,205

Property, plant and equipment	6,794	9,719

Accumulated depreciation	(4,336)	(5,894)

Property, Plant and equipment, net	2,458	3,825

Depreciation expense for the years ended December 31, 2013, 2014 and 2015 were US$ 639 thousand, US$ 891 thousand and US$ 1,599 thousand, respectively.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 8 - Goodwill and Other Intangible Assets

A.	Goodwill

Changes in goodwill as of December 31, 2015 are as follows:

US$ thousands
Balance at January 1, 2014	-

Business acquisition (see Note 3B)	12,242
Balance at January 1, 2015	12,242

Business acquisition (see Note 3A)	13,319
Balance at December 31, 2015	25,561

B.	Other intangible assets

Net other intangible assets as of December 31, 2015 are as follows:

		December 31
		2014	2015
	Useful life	US$ thousands
Original cost:
Intellectual property	3	200	200
Current technology	3	1,456	3,833
Customer relationships	3	540	1,937
Backlog	0.4	-	487
		2,196	6,457
Accumulated amortization:
Intellectual property		87	154
Current technology		28	654
Customer relationships		10	272
Backlog		-	213
		125	1,293

Other intangible assets, Net:
Intellectual property		113	46
Current technology		1,428	3,179
Customer relationships		530	1,665
Backlog		-	274
		2,071	5,164

Amortization expense for the years ended December 31, 2013, 2014 and 2015 were US$ 20 thousand, US$ 105 thousand and US$ 1,168 thousand, respectively.

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

D.	Expenses recorded with respect to employees' severance payments for the years ended December 31, 2013, 2014 and 2015 were US$ 578 thousand, US$ 432 thousand and US$ 543 thousand, respectively.

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

The minimum future rental payments under the above leases at exchange rates in effect on December 31, 2015, are as follows:

Year ended December 31	US$ thousands
2016	1,434
2017	582
2018 and on	861

Of the amounts above, US$ 24 thousand in 2016, relate to related parties.

Rental expenses under the lease agreements for the years ended December 31, 2013, 2014 and 2015 were US$ 837 thousand, US$ 1,243 thousand and US$ 1,403 thousand, respectively.

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

On October 21, 2013 the Board resolved to adopt the Global Share Incentive Plan (2013) (the "2013 Plan") and to reserve up to 500,000 ordinary shares for issuance under the 2013 Plan to employees, directors, officers and consultants of the Company or of any subsidiary or affiliate of the Company. Grants under the 2013 Plan, whether as options, restricted stock units, restricted stock or other equity based awards, including their terms, are subject to the Board of Directors' approval. Grants to directors and certain other officers are generally subject to the approvals of the Compensation Committee as well as Board of Directors, and grants to directors or a CEO (and under certain circumstances certain other officers) will also have to be approved by the Shareholders.

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

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

C.	During 2014 and 2015, the Company granted 74,000 and 8,000 RSUs respectively to certain of its directors, employees and consultants under the 2013 Plan. In relation to those grants:

1.	The vesting period of the RSUs ranges between 2 to 3 years from the date of grant.

2.	The fair value of RSUs is estimated based on the market value of the Company’s stock on the date of grant, less an estimate of dividends that will not accrue to RSUs holders prior to vesting.

3.	The Company recognizes compensation expenses on these RSUs based on estimated grant date fair value, with the following assumptions:

	2014	2015
Expected dividend yield	2.06%	3.22%
Termination rate	4.35%	0%

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

D.	On July 28, 2015, the Company granted, in the aggregate, 89,907 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:

1.
The exercise price for the options (per ordinary share) was US$ 26.91 and the Option expiration date was the earlier to occur of: (a) July 28, 2023; and (b) the closing price of the shares falling below US$ 13.46 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	2.08%
Expected dividend yield	2.09%
Average expected volatility (b)	53.01%
Termination rate	9%
Suboptimal rate (c)	3.4%

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)
Suboptimal rate represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal rate of the Company and similar companies.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

E.	The following table summarizes information regarding stock options as at December 31, 2015:

	Options outstanding		Options exercisable
		Weighted average		Weighted average
		remaining		remaining
Exercise price	Number	contractual life	Number	contractual life
US$	of options	(in years)	of options	(in years)

15.28	129,044	4.7	129,044	4.7

26.91	85,657	7.6	-	-

	214,701		129,044

The aggregate intrinsic value of options outstanding as of December 31, 2014 and 2015 is US$ 3,825 thousand and US$ 2,229 thousand, respectively.
The aggregate intrinsic value of options exercisable as of December 31, 2014 and 2015 is US$ 1,556 thousand and US$ 1,938 thousand, respectively.
The total intrinsic value of options exercised during the year ended December 31, 2014 and 2015, is US$ 2,400 thousand and US$ 1,785 thousand, respectively.
The intrinsic value of the options at the date of grant is zero.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

F.            The stock option activity under the abovementioned plans is as follows:

			Weighted
		Weighted	average
	Number	average	grant date
	of options	exercise price	fair value
		US$	US$

Balance at January 1, 2013	413,087

Exercised	(132,587)	14.28	6.61
Forfeited	(7,750)	15.28	6.54

Balance at December 31, 2013	272,750

Exercised	(78,620)	17.19	7.70
Forfeited	(2,000)	15.28	6.54

Balance at December 31, 2014	192,130

Granted	89,907	26.91	10.04
Exercised	(61,711)	15.28	6.54
Forfeited	(5,625)	24.07	9.19

Balance at December 31, 2015	214,701
Exercisable at December 31, 2015	129,044

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

G.	The Restricted Share Units activity under the abovementioned plans is as follows:

		Weighted
	Number of	average
	Restricted	grant date
	Share Units	fair value
	US$	US$

Balance at January 1, 2014	-

Granted	74,000	46.07

Balance at December 31, 2014	74,000

Granted	8,000	29.09
Vested	(4,000)	46.07

Balance at December 31, 2015	78,000

The aggregate intrinsic value of RSUs outstanding as of December 31, 2014 and December 31, 2015 is US$ 2,604 thousand and US$ 2,363 thousand, respectively.
The aggregate intrinsic value of RSUs vested as of December 31, 2015 is US$ 117 thousand.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

H.            During 2013, 2014 and 2015, the Company recorded share-based compensation expenses. The following summarizes the allocation of the stock-based compensation expenses:

	Year ended December 31
	2013	2014	2015
	US$ thousands	US$ thousands	US$ thousands

Cost of sales	103	124	150
Research and development costs	193	340	455
Selling and marketing expenses	177	366	502
General and administrative expenses	195	436	806

	668	1,266	1,913

As of December 31, 2015, there were US$ 1,553 thousand of unrecognized compensation costs related to outstanding stock options and RSUs to be recognized over a weighted average period of 1.34 years.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 12 - Geographic areas and major customers

A.	Information on sales by geographic distribution:

The Company has one operating segment.
Sales are attributed to geographic distribution based on the location of the customer.

	Year ended December 31
	2013	2014	2015
	US$ thousands

North America	55,655	53,712	54,537
Europe	9,257	11,421	16,331
Asia-Pacific	8,386	10,489	11,870

	73,298	75,622	82,738

B.	Sales to single customers exceeding 10% of sales (US$ thousands):

	Year ended December 31
	2013	2014	2015
	US$ thousands

Customer “A”	24,512	18,083	16,320

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 12 - Geographic areas and major customers (cont'd)

C.            Information on Long lived assets by geographic areas:

The following table presents the locations of the Company’s long lived assets as of December 31, 2014 and 2015:

	Year ended December 31
	2014	2015
	US$ thousands

North America	5	22
Europe	14,230	13,588
Israel	2,424	20,894
Other	112	46

	16,771	34,550

Note 13 - Financial Income (Expenses), Net

	Year ended December 31
	2013	2014	2015
	US$ thousands

Interest income	1,290	1,266	1,026
Discount on marketable securities, net	(643)	(758)	(561)
Exchange rate differences, net	(89)	(95)	(148)
Bank charges	(154)	(150)	(97)

	404	263	220

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

B.	Corporate tax rate in Israel

Taxable income of Israeli companies is subject to tax at the rate of 25% in 2013, and 26.5% in 2014 and 2015.

In January 2016, the regular tax rate in Israel was reduced to 25% as from 2016 and thereafter.

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the “Law”)

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

Should the Company derive income from sources other than the “Preferred Enterprise” during the relevant period of benefits, such income will be taxable at the regular corporate tax rates for the applicable year.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 14 - Taxes on Income (cont’d)

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the “Law”) (cont'd)

2.
Through the end of 2013 tax year, the Company has elected to be taxed under the alternative benefits method, whereby the Company waives grants in return for tax exemptions. For the manufacturing plant in Yokneam the Company was entitled to an exemption from tax on its taxable income for a period of ten years beginning from the year of election; For the research and development center the Company was entitled to an exemption from tax on its taxable income for two years beginning from the year of election, and not more than 25%, on its taxable income in the next eight years.

3.
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

Out of the Company’s retained earnings as of December 31, 2015 and 2014, approximately US$ 44,742 thousand and US$ 44,892 thousand respectively are tax-exempt, due to “Approved Enterprise” and "Benefited Enterprise" status. If such tax-exempt income is distributed by cash dividend (including a liquidation dividend), it would be taxed at the reduced corporate tax rate applicable to such profits (up to 25%) and an income tax liability of up to approximately US$ 11,186 thousand and US$ 11,223 thousand would be incurred as of December 31, 2015  and 2014, respectively. The Company anticipates that any future dividends distributed pursuant to its dividend policy, will be distributed from income sources which will not impose additional tax liabilities on the Company. The Company intends to reinvest the amount of its tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise" or "Benefited Enterprise". If the Company was to declare a dividend from its tax-exempt income, an income tax expense would be recognized in the period a dividend is declared.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 14 - Taxes on Income (cont’d)

D.           Taxation of the subsidiaries

1.	The subsidiary Silicom Connectivity Solutions, Inc. files tax returns to US federal tax authorities and to state tax authorities in the states of New Jersey, California and Virginia.
2.
The subsidiary Fiberblaze is taxed according to the tax laws in Denmark and its subsidiary files tax returns to US federal tax authorities, New York state tax authorities and to the city of New York tax authorities.

3.
The Company has not provided for Israeli income and foreign withholding taxes on US$ 1,846 thousands of its non-Israeli subsidiaries' undistributed earnings as of December 31, 2015. The earnings could become subject to tax if earnings are remitted or deemed remitted as dividends or upon sale of a subsidiary.

The Company currently has no plans to repatriate those funds and intends to indefinitely reinvest them in its non-Israeli operations. The unrecognized deferred tax liability associated with these temporary differences was approximately US$ 231 thousands at December 31, 2015.

E.            Tax assessments

For the Israeli jurisdiction the Company has final tax assessments for all years up to and including the tax year ended December 31, 2012. In December 2014 the Company has filed a request to reopen the tax assessments for 2009 through 2012, in order to obtain tax benefits that the Company believes it is entitled to. As of December 31, 2015, the Company's request has not been accepted by the Israeli tax authority.

For the US Federal jurisdictions, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2011. For the New-Jersey state jurisdiction, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2010. For the California state jurisdiction, Silicom Inc. has open tax assessments for 2011 through 2015. For the Virginia state jurisdiction, Silicom Inc. has open tax assessments for 2015.

For the Danish jurisdiction, Fiberblaze A/S has final tax assessments for all years up to and including the tax year ended August 31, 2012.

For the US Federal jurisdiction, New York State and New York City jurisdictions, Fiberblaze US LLC has open tax assessments for tax years ended August 31, 2012, August 31, 2013, August 31, 2014, for the four months ended December 31, 2014, and for the tax year ended December 31, 2015.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 14 - Taxes on Income (cont'd)

F.	Income before income taxes and income taxes expense (benefit) included in the consolidated statements of operations

	Year ended December 31
	2013	2014	2015
	US$ thousands

Income (loss) before income taxes:
Israel	16,857	16,522	19,486
Foreign jurisdiction	1,125	787	(1,061)
	17,982	17,309	18,425

Current taxes:
Israel	949	2,494	2,383
Foreign jurisdiction	479	409	465
	1,428	2,903	2,848

Current tax (benefits) expenses relating
to prior years:
Israel	29	20	-
Foreign jurisdiction	-	-	(36)
	29	20	(36)

Deferred taxes:
Israel	(552)	(200)	(437)
Foreign jurisdiction	-	(19)	(470)
	(552)	(219)	(907)

Income tax expense	905	2,704	1,905

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 14 - Taxes on Income (cont’d)

G.	Deferred income taxes

The tax effects of significant items comprising the Company’s deferred tax assets are as follows:

	December 31	December 31
	2014	2015
	US$ thousands	US$ thousands

Deferred tax assets:
Accrued employee benefits	248	247
Research and development costs	636	679
Tax loss carryforwards	-	177
PPE	7	16
Inventory	-	160
Share based compensation	-	245
Other	22	21
Total gross deferred tax assets	913	1,545

Deferred tax liabilities:
Inventory	(99)	-
Intangible assets	(444)	(243)
Goodwill	-	(61)
Other	-	36
Total gross deferred tax liabilities	(543)	(268)

Net deferred tax assets	370	1,277

In Israel	913	1,348
Foreign jurisdictions	(543)	(71)
Net deferred tax assets	370	1,277

Current deferred tax assets	567	950
Current deferred tax liabilities	(259)	(111)
Non-current deferred tax assets	346	595
Non-current deferred tax liabilities	(284)	(157)
Net deferred tax assets	370	1,277

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 14 - Taxes on Income (cont'd)

H.	Reconciliation of the statutory tax expense to actual tax expense

	Year ended December 31
	2013	2014	2015
	US$ thousands

Income before income taxes	17,982	17,309	18,425
Statutory tax rate in Israel	25.0%	26.5%	26.5%
	4,496	4,587	4,883

Increase (decrease) in taxes resulting from:
Non-deductible operating expenses, net	205	476	209
Non-taxable income	-	-	(819)
Prior year adjustments	29	20	(36)
Tax effect due to "Approved/Benefited/
Preferred Enterprise" status	(4,396)	(2,588)	(2,368)
Taxes related to foreign jurisdictions	198	181	250
Changes in tax rate	399	-	35
Creation of deferred taxes for tax losses and
benefits from previous years for which deferred
taxes were not created in the past	-	-	(252)
Other	(26)	28	3

Income tax expense	905	2,704	1,905

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

During 2013, 2014 and 2015 the Company and its subsidiaries did not have any significant unrecognized tax benefits and thus, no related interest and penalties were accrued.

In addition, the Company and its subsidiaries do not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 15 - Subsequent Events

On March 21, 2016 Silicom's Board of Directors declared a dividend of US $1.00 per share payable on April 14, 2016 to shareholders of record as of April 4, 2016, and in the aggregate amount of approximately US $7.3 million for 2015.

In March 2016, the Company’s compensation committee and board of directors, respectively, have approved the grant of a total of 97,078 options under the Global Share Incentive Plan (2013), of which options granted to directors and office holders are subject to the approval of the Annual General Meeting, which is currently scheduled to convene no later than June 2016, as prescribed under the Israeli Companies Law, 1999 and the Company's Amended and Restated Articles of Association.