Form 20-F
period 2016-12-31
SILICOM LTD.
filed 2017-04-28
CIK 916793

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report……………….. For the transition period from to

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

7,381,613

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

Yes ☐        No ☐

This annual report on Form 20-F includes certain "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934. The use of the words "projects", "expects", "may", "plans" or "intends", or words of similar import, identifies a statement as "forward-looking". There can be no assurance, however, that actual results will not differ materially from our expectations or projections. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this report at Item 3 titled "Risk Factors".

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

Table of Contents

PART I.	7
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	7
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	7
ITEM 3. KEY INFORMATION	7
A. Selected Financial Data	7
B. Capitalization and indebtedness	12
C. Reason for the offer and use of proceeds	12
D. Risk Factors	12
ITEM 4. INFORMATION ON THE COMPANY.	28
A. History and Development of the Company	28
B. Business Overview	30
Principal Markets	33
Manufacturing and Suppliers	34
Marketing Channels	36
Patents and Licenses	38
Competition	39
Governmental Regulation Affecting the Company	40
C. Organizational Structure	41
D. Property, Plant and Equipment	41
ITEM 4A. UNRESOLVED STAFF COMMENTS	43
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	43
Critical Accounting Policies	43
A. Operating Results	48
Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets	52
B. Liquidity and Capital Resources	53
C. Research and development, patents and licenses, etc.	54
D. Trend Information	56
E. Off-Balance Sheet Arrangements	57
F. Tabular disclosure of contractual obligations	58
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	59
A. Directors and Senior Management	59
B. Compensation	62
C. Board Practices	65
Board of Directors	67
External Directors	67
Audit Committee	72
Compensation Committee	74
Internal Auditor	79
D. Employees	79
E. Share Ownership	81

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	82
A. Major Shareholders	82
B. Related Party Transactions	83
ITEM 8. FINANCIAL INFORMATION	86
A. Consolidated Statements and Other Financial Information	86
B. Significant Changes	88

ITEM 9. THE OFFER AND LISTING	88
A. Offer and listing details	88
Markets and Share Price History	88
ITEM 10. ADDITIONAL INFORMATION	91
A. Share Capital	91
B. Memorandum and Articles of Association	91
C. Material Contracts	101
D. Exchange Controls	102
E. Taxation	103
F. Dividends and Paying Agents	119
G. Statement by experts	119
H. Documents on Display	119
I. Subsidiary Information	120

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	120
Interest Rate Risk	120
Foreign Currency Exchange Risk	121
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	122
PART II.	122
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	122
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEED	122
ITEM 15. CONTROLS AND PROCEDURES	123
Disclosure Controls and Procedures	123
Management's Annual Report on Internal Control over Financial Reporting	123
Inherent Limitations on Effectiveness of Controls	123
Changes in Internal Control over Financial Reporting	124
ITEM 15T. CONTROLS AND PROCEDURES	124
ITEM 16. RESERVED	124
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	124

Part I.

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data

The selected data presented below under the captions "Consolidated Statements of Operations Data" and "Consolidated Balance Sheets Data" for and as of the end of each of the years in the five-year period ended December 31, 2016, are derived from our audited consolidated financial statements. The consolidated financial statements as of December 31, 2016, and for each of the years in the three-year period ended December 31, 2016, and the report thereon, are included elsewhere in this annual report. The selected data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto, which are set forth in "Item 18 – Financial Statements" and the other financial information appearing elsewhere in this annual report.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

	2012	2013	2014	2015	2016
Sales	$48,729	$73,298	$75,622	$82,738	$100,347
Cost of sales	28,849	43,865	44,835	48,659	61,796
Gross profit	19,880	29,433	30,787	16.34,079	38,551
Research and development costs	4,401	5,465	6,480	9,702	12,663
Sales and marketing expenses	3,081	3,818	4,418	5,651	6,423
General and administrative expenses	2,369	2,572	2,798	3,611	3,969
Contingent consideration expense (benefit)	0	0	45	(3,090)	(334)
Total operating expenses	9,851	11,855	13,741	15,874	22,721
Operating income	10,029	17,578	17,046	18,205	15,830
Financial income, net	752	404	263	220	35
Income before income taxes	10,781	17,982	17,309	18,425	15,865
Income tax expenses	910	905	2,704	1,905	2,728
Net income(1)	9,871	17,077	14,605	16,520	13,137
Net income per share
Basic income per ordinary share	$1.424	$2.404	$2.033	$2.273	$1.789
Diluted income per ordinary share	$1.417	$2.357	$1.996	$2.242	$1.767
Weighted average number of ordinary shares used to compute basic income per share (in thousands)	6,934	7,103	7,184	7,269	7,344
Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	6,968	7,246	7,319	7,368	7,435

(1) Net income is after deduction of taxes on income, which have been reduced by virtue of tax benefits to which the Company is entitled in its capacity as an "Approved Enterprise", "Benefited Enterprise" or "Preferred Enterprise", as applicable with respect to each of the years indicated above, under Israeli law.  As such, the Company was required to pay taxes at a reduced effective rate. The Company selected the 2004 tax year (for which the tax benefits ended at the end of 2013), the 2006 tax year, the 2009 tax year and the 2012 tax year as its Year of Election under its capacity as "Approved Enterprise" or "Benefited Enterprise" for each of the Years of Election. In 2014 the Company elected to be taxed under its capacity as a "Preferred Enterprise", following which its benefits under the Investment Law under its capacities as "Approved Enterprise" or "Benefited Enterprise", as applicable, were ceased. As of 2014, the benefits under the Investment Law under the Company's capacity as a "Preferred Enterprise" commenced. See Note 14C to the Financial Statements and "Item 10 – Additional Information – Taxation".

CONSOLIDATED BALANCE SHEET DATA

	2012	2013	2014	2015	2016
Total assets	$89,033	$105,257	$122,436	$139,998	$146,437
Total current liabilities	$11,789	$11,948	$19,006	$19,814	$17,964
Long-term liability	$2,278	$2,618	$2,698	$7,350	$7,081
Shareholders' equity	$74,966	$90,691	$100,732	$112,834	$121,392
Capital stock	$21	$21	$21	$21	$22
Number of ordinary shares issued(1)	7,022,397	7,154,984	7,233,604	7,299,315	7,396,584

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

	NIS per U.S. $
Year Ended December 31,	High	Low	Average	Period End
2016	3.983	3.746	3.841	3.845
2015	4.053	3.761	3.887	3.902
2014	3.994	3.402	3.577	3.889
2013	3.728	3.471	3.601	3.471
2012	4.028	3.715	3.844	3.733

The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months.

	NIS per U.S. $
Month	High	Low	Average	Period End
March 2017	3.693	3.614	3.649	3.623
February 2017	3.768	3.707	3.740	3.710
January 2017	3.860	3.769	3.818	3.769
December 2016	3.867	3.787	3.829	3.845
November 2016	3.876	3.799	3.843	3.839
October 2016	3.856	3.778	3.821	3.811

The NIS to U.S. Dollar exchange rate on April 25, 2017, as published by the Bank of Israel, was NIS 3.648.

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

Dividends paid by an Israeli resident company to non-Israeli shareholders are generally subject to withholding tax in Israel at a rate of up to 25% (or 30% if such non-Israeli shareholder is a "substantial shareholder" at the time receiving the dividend or on any date in the 12 months preceding such date), but the actual withholding rate may be lower or higher than 25% depending upon the type of shareholder. In our case, the applicable withholding tax rate will also depend on the particular Israeli production facilities that have generated the earnings that are the source of the specific dividend and, accordingly, the applicable withholding rate may change from time to time.

On March 18, 2013 our Board of Directors declared a continuing dividend for 2012 of US $0.55 (NIS 2.03 according to the NIS-USD exchange rate as of March 18, 2013, as reported by the Bank of Israel) per share payable on April 17, 2013 to shareholders of record as of April 4, 2013, and in the aggregate amount of approximately US $3.9 million (approximately NIS 14.4 million according to the NIS-USD exchange rate as of March 18, 2013, as reported by the Bank of Israel) for 2012. Taxes were withheld at source by the Company as required pursuant to Israeli law.

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

On March 15, 2017 our Board of Directors declared a continuing dividend for 2016 of US $1.00 (NIS 3.66 according to the NIS-USD exchange rate as of March 15, 2017, as reported by the Bank of Israel) per share payable on April 5, 2017 to shareholders of record at the close of the NASDAQ Global Select Market on March 27, 2017, and in the aggregate amount of approximately US $7.4 million (approximately 27.1 million according to the NIS-USD exchange rate as of March 15, 2017, as reported by the Bank of Israel) for 2016. Taxes were withheld at source by the Company as required pursuant to Israeli law.

For more information on the taxation of dividends generally, and for our calculation of the tax withheld on the dividends paid as detailed above, see the section entitled "Taxation of Dividends" in Section 10.E "Taxation".

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

The markets for our products are characterized by rapidly changing technology and evolving industry standards. For example, the migration to higher line rate Ethernet solutions, the adaptation of new bus interfaces and increased use of emerging technologies such as Cloud, Virtualization and SDN, cause our OEM customers to demand such new products and technologies. In the event that our OEM customers decide to begin using new technologies, we may not be able to develop products for the new technologies in a timely manner. Our OEM customers may also select competing products despite our ability to develop products incorporating new technologies. For Example, with the shift towards running applications in the Cloud we anticipate that the demand will grow for add-on adapters and products which address the challenges presented by the Cloud, such as power, heat and space limitations in such environments which increase the need for essential building blocks in generic severs, which can be potentially served by our products.  However, there is no assurance that our OEM customers will buy such products from us or that we will continue to generate significant sales in this area or other areas in which we operate. Consequently, we may suffer from reduced sales to such OEMs and accumulate unusable inventory which can be used only with older technologies. We intend to continue investing in product and technology development. Although we have recorded growing sales of our line of products (to which the majority of our revenues are attributable), there can be no assurance that we will continue to be successful in the marketing of our current products and in developing, manufacturing and marketing enhanced and new products in a timely manner. Any decrease in the price of, or demand for, any of our products or solutions could have a material adverse effect on our business, results of operations and financial condition.

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

The market for our products is highly competitive. We face competition from numerous companies, some of which are more established, benefit from greater market recognition and have greater financial, production and marketing resources than we do. For example, in the network interface cards for which we have developed our Server Adapters, our main competitor is Intel®, which may offer solutions competing with our developed products. In addition, Caswell, Lanner and Napatech are the main competitors of some of our Smart Cards products. There may be other solutions which might also compete with our other products. We cannot guarantee that our present or contemplated products will continue to be distinguishable from those of our competitors or that the marketplace will find our products preferable to those of our competitors. Furthermore, there can be no assurance that competitive pressures will not result in price reductions that could materially adversely affect our business and financial condition and the results of our operations. For more information regarding our competitors see "Item 4B – Information on the Company – Business Overview – Competition".

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

We conduct extensive research, development and engineering activities. Our efforts emphasize the development of new products, cost reduction of current products, and the enhancement of existing products, generally in response to rapidly changing customer preferences, technologies and industry standards. We cannot guarantee the continued success of our latest lines of products, which include Bypass Switches, Intelligent Bypass Switches, the SETAC product family, the CPE/Edge/Appliance Units and Low End Appliances, nor that they will continue to be widely accepted by the marketplace or that any of our ongoing development efforts will result in other commercially successful products, that such products will be released in a timely manner or at a competitive price, or that we will be able to respond effectively to technological changes or new product announcements by others.

Significant growth in markets demanding functionality similar to the functionality offered by certain of our products may cause manufacturers to integrate such characteristics into server motherboards or increase the market share of appliances that already have such functionality in-built, eliminating the need for our add-on products.

A significant portion of our products sold are add-on adapters that are added to existing servers in order to improve their functionality. If demand for improved functionality similar to the functionality of our add-on adapters increases significantly, server manufacturers may begin incorporating such functionality as a part of the basic design of their servers, thereby eliminating the need to achieve such functionality through add-on adapters. Furthermore, the market-share of special purpose appliances that already have such functionality built-in may increase, consequently reducing the market share of solutions based on servers with add-on adapters. We cannot assure you that such a trend will not occur in connection with our add-on adapters or any of our other products. Such a trend would have a material adverse effect on our business, results of operations and financial condition.

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

While we are generally required to fill orders for our products within one or two weeks following the receipt of a firm purchase order, we are usually required to place orders of certain components for our products within sixteen to twenty weeks prior to delivery. As a result, we must have a significant amount of components in our inventory to be able to meet our best forecasts of projected purchase orders as opposed to on the basis of firm purchase orders. In the event that firm purchase orders are significantly lower than such forecasts, a significant part of our inventory will not be used and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls and in the event that firm purchase orders exceed such forecasts, we will not be able to fill such purchase orders which may lead to the loss of business from a customer.

The loss of a significant customer may have a material adverse effect on us.

We depend on a small amount of customers for our products. Our top three customers in 2016 accounted for approximately 35% of our revenues in 2016 (out of which our top customer accounted for approximately 17% of our revenues in 2016). We expect that a small number of customers will continue to account for a significant portion of our revenues for the foreseeable future. Loss or cancellation of business from, significant changes in deliveries to, or decreases in the prices of products sold to, one or more of our key customers has, in the past, significantly reduced our revenues for a reporting period and could, in the future, harm our margins, financial condition and business.

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

Although in the past we have resolved a claim of infringement through a license agreement, the terms of which did not have a material effect on our business, any infringement claim or other litigation against us, could seriously harm our business, operating results and financial condition. While there are no other lawsuits or other claims currently pending against us or our subsidiaries regarding the infringement of patents or intellectual property rights of others, except for any such claims or legal proceedings that, if adversely determined, would not adversely affect the use or exploitation of such intellectual property right by  the Company or by (i) any of our subsidiaries; (ii) our assets acquired from ADI Engineering, Inc. in 2015 under the ADI APA, as defined below; or (iii) the creation, development, manufacturing, marketing, provision, distribution, licensing, or sale of any product or service created, developed, manufactured or otherwise provided by any of the Company, any or our subsidiaries or in relation to the assets acquired by us from ADI under the ADI APA, we have been a party to such claims in the past and may be party to such claims in the future.

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

Although we generally use standard parts and components for our products, certain key components used in our products are currently available from only one source, and others are available from a limited number of sources, on which we depend. Nevertheless, we believe that we maintain a sufficient inventory of these components to protect against delays in deliveries. However, we cannot guarantee that we will not experience delays in the supply of critical components in the future or that we will have a sufficient inventory of critical components at such time to produce products at full capacity. For example, a key component in many of our cards is manufactured by Intel®, one of our competitors. While we have not encountered difficulties in purchasing such components from Intel's distributors, we cannot guarantee that we will continue to be able to purchase such components without delays or at reasonable prices. In the event that we are not able to purchase key components of our products from our limited sources, or are able to purchase these key components only under unreasonable terms, we may need to redesign certain products. We cannot guarantee that we will have adequate resources for such a redesign or that such a redesign will be successful. Such inability to obtain alternative resources or to successfully redesign our products could have a material adverse effect on our business, results of operations and financial condition.

Inability to receive information from our key component manufacturers could affect our ability to develop new products required by our OEM customers and by the industry in which we operate.

Our products are based on networking controllers which are manufactured by either Broadcom or Intel®. In order to design our products, we need to receive information that enables us to design products with the use of such controllers. There can be no assurance that we will continue to receive all the information required for designing products with the use of new controllers continuously released by the above mentioned companies. Intel® is our competitor and Broadcom may also compete with our products. Such competition may also affect their decisions regarding the sharing of information with us. The inability to obtain such information may adversely affect our ability to develop new products required by our OEM customers and by the industry in which we operate.

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

The Dodd-Frank Wall Street Reform and Consumer Protection Act included disclosure requirements regarding the use of "conflict" minerals mined from the Democratic Republic of Congo and adjoining countries ("DRC") and procedures regarding a manufacturer's efforts to prevent the sourcing of such "conflict" minerals. These requirements will require companies to diligence, disclose and report whether or not such "conflict" minerals originate from the DRC. The implementation of these requirements could adversely affect the sourcing, availability and pricing of minerals such as cassiterite, wolframite, columbite-tantalite (coltan), and gold or their derivatives, which are limited to tantalum, tin, and tungsten which are used in the manufacture of certain components used in our products. As a result, this could limit the pool of suppliers who can provide us DRC "conflict free" components and parts, and we may not be able to obtain DRC "conflict free" products or supplies in sufficient quantities for our operations. Also, because our supply chain is complex, we may face reputational challenges with our customers, shareholders and other stakeholders if we are unable to sufficiently verify the origins for the minerals used in our products.  In such event, we may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict mineral free. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products. For additional information see "Item 4 – Information on the Company – Business Overview".

We depend on governmental licenses for our exports.

Our international sales depend largely on export licenses from the government of Israel in relation to products which contain encryption capabilities, which we are currently required to hold. As of the date of this annual report, we have obtained all such licenses necessary to carry out our international sales.. If we fail to obtain a material license in the future, or if a material license previously obtained is revoked or expires and is not renewed, our ability to sell our products to overseas customers could be interrupted, resulting in a material adverse effect on our business, results of operations and financial condition.

Risks Relating to Operations in Israel and Internationally

The tax benefits available to us under Israeli law require us to meet several conditions and may be terminated or reduced in the future, which would increase our taxes.

Our production facilities have been granted "Approved Enterprise" or "Benefited Enterprise" status in past years and currently hold a "Preferred Enterprise" status under the Encouragement of Capital Investments Law, and since and as such, we are entitled to certain tax benefits. To be eligible for these tax benefits, we must meet certain conditions. If we fail to meet these conditions in the future, the tax benefits could be reduced or canceled and we could be required to refund any tax benefits we might already have received. These tax benefits may not be continued in the future at their current levels, or at any level. The termination or reduction of these benefits may increase our income tax expense in the future. To the best of our knowledge, to date we have met the conditions for benefits under each of our "Approved Enterprise" and "Benefited Enterprise" plans and under our "Preferred Enterprise" status in all material respects. There can be no assurance, however, that we will continue to meet such conditions in the future. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to "regular" Israeli corporate tax rate. The regular corporate tax rate for Israeli companies in 2013 was 25%, 26.5% in 2014 and 2015 and 25% in 2016. In December 2016, the regular tax rate in Israel was reduced to 24% in 2017 and to 23% as from 2018 and thereafter. See "Item 10 –Additional Information – Taxation – the Encouragement of Capital Investments Law, 1959" for more information about our "Benefited Enterprise" status.

The recent Amendment Number 7 to the Israeli Encouragement of Industrial Research and Development Law, 1984 may cause ambiguity regarding its implementation and have an adverse effect on the Company

On July 29, 2015, the Israeli Parliament, the Knesset, enacted Amendment Number 7 to the Israeli Encouragement of Industrial Research and Development Law, 1984 (the "R&D Law" and the "R&D Amendment", respectively). The R&D Amendment, effective as of January 1, 2016 amends material provisions of the R&D Law, such as royalty rates, changes to royalty rates upon transfer of manufacturing rights abroad etc., leaves substantial discretion with a new authority, the Israel Innovation Authority, replacing the former Office of the Chief Scientist of Israel (the "OCS") and includes only guidelines to some of the core issues of the R&D Law. This transition is currently causing much ambiguity as to the implementation of the R&D Amendment and its effect on companies which have developed know-how using funds received from the OCS. In addition, it is still not clear if the R&D Amendment will have a retroactive effect, which may change the terms of grants previously received from the OCS.

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

Approximately 94% of our international sales are denominated in U.S. Dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions, and changes in tariffs and freight rates. Our U.S. dollar costs in Israel and Denmark will increase further to the extent that inflation in Israel and Denmark exceeds the devaluation of the NIS and Danish Krone ("DKK"), respectively, against the dollar, if the timing of such devaluation lags behind inflation in Israel or Denmark, or if the dollar devalues against the NIS or DKK.

We are affected by worldwide downturns in industries based on technology.

The volatility in the securities markets and its effect on high-technology companies may have a ripple effect on our performance. In the downturn which the markets experienced beginning in 2001, technology companies dealing in communications and computers were severely affected and some were forced to cease operations. We felt the effects of this downturn in 2001 through 2003. We were also affected by the downturn in the economic markets which began in 2008, posing a risk to industries based on technology as well as the overall economy. We can give no assurance that our results will not be affected on a going forward basis by any economic downturns.

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

In the past, our share price has fallen during periods of uncertainty in global economic conditions and we expect it to be affected by such uncertainty again to the extent that it resumes. We cannot assure you that our share price will stabilize, or not decline, in the coming fiscal year.

We may not be able to fulfill our dividend policy in the future.

We have announced a dividend policy for distributing up to 50% of our annual distributable profits as a dividend. Our Board of Directors declared a dividend for 2012 which was distributed in April 2013, for 2013 which was distributed in April 2014, for 2014 which was distributed in April 2015, for 2015 which was distributed in April 2016 and for 2016 which was distributed in April 2017. Our ability to distribute dividends in the future may be adversely affected by the risk factors described in this report. As part of the stated dividend policy the Company's Board of Directors reserves the right to declare additional dividend distributions, to change the rate of dividend distributions (either as a policy or on a one-time basis), to cancel a specific distribution or to cancel the policy as a whole at any time, at its sole discretion. Any dividend will depend on our earnings, capital requirements, financial condition and other business and economic factors affecting us at the time as our board of directors may consider relevant. Our ability to pay cash dividends may be restricted by instruments governing any of our obligations. We are restricted by Israeli law to pay dividends in any fiscal year only out of "profits", as defined by the Israeli Companies Law, unless otherwise authorized by an Israeli court, and provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations. There is no assurance that we will be able to continue paying dividends or increase our payment of dividends in the future, nor is there any assurance that our Board of Directors will not change our dividend policy in the future. If we are unable to fulfill our stated dividend policy, or pay dividends at levels anticipated by investors in our shares, the market price of our shares may be negatively affected and the value of our shareholders’ investment may be reduced. See "Item 8.A – Consolidated Statements and Other Financial Information", under the caption "8A – Dividend Policy" for additional information regarding the payment of dividends.

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

We are incorporated in Israel. All of our executive officers and directors are non-residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any such persons. It may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel. However, subject to certain time limitations, Israeli courts may enforce U.S. final executory judgments for liquidated amounts in civil matters obtained after due trial before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) which enforces similar Israeli judgments, provided that the requisite procedural and legal requirements are adhered to. If a foreign judgment is enforced by an Israeli court, it generally will be payable in NIS, which can then be converted into foreign currency at the rate of exchange of such foreign currency on the date of payment. Pending collection, the amount of the judgment of an Israeli court stated in NIS (without any linkage to a foreign currency) ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate prevailing at such time. Judgment creditors bear the risk of unfavorable exchange rates.

If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences.

We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including our pro-rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro-rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. If we were to be a PFIC, and a U.S. Holder does not make an election to treat us as a “qualified electing fund,” or QEF, or a “mark-to-market” election, “excess distributions” to a U.S. Holder, and any gain recognized by a U.S. Holder on a disposition or our ordinary shares, would be taxed in an unfavorable way. Among other consequences, our dividends, to the extent that they constituted excess distributions, would be taxed at the regular rates applicable to ordinary income, rather than the 20% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation, and certain "interest" charges may apply. In addition, gains on the sale of our shares would be treated in the same way as excess distributions. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory provisions, it is unclear whether we would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset our passive income in the calculation of gross income. As a result of our substantial cash position, if the value of our shares declines, there is a substantial risk that we will be classified as a PFIC under the asset test described above. There can be no assurance that we will not be classified as a PFIC by the U.S. Internal Revenue Service. In light of the uncertainties described above, no assurance can be given that we will not be a PFIC in any year. A U.S. Holder who makes a QEF election is taxed currently on such holder's proportionate share of our earnings. If the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, however, it might be too late for a U.S. Holder to make a timely QEF election, unless the U.S. Holder qualifies under the applicable Treasury regulations to make a retroactive (late) election. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to exceptions for U.S. Holders who made a timely QEF or mark-to-market election, or certain other elections. We do not currently intend to prepare or provide the information that would enable you to make a Qualified Election Fund election. Accordingly, our shareholders are urged to consult their tax advisors regarding the application of PFIC rules.

Our investment portfolio may be impaired by disruptions in the financial and credit markets.

Our investment portfolio currently consists of corporate debt securities which the Company classified at December 31, 2016 as "held-to-maturity". As of December 31, 2016, we hold approximately US$ 24.0 million in corporate debt securities.

Due to possible significant disruptions in the financial and credit markets, the corporate debt securities in our portfolio are subject to a possible increased risk of default due to bankruptcy, lack of liquidity, operational failure or other factors affecting the issuers of those securities.  In addition, securities in our portfolio are subject to other risks, such as credit, liquidity, market and interest rate risks, which may be exacerbated by market disruptions, and which may impair the assets. We may be required to adjust the carrying value of our investment securities due to a default, lack of liquidity or other event, if the event constitutes an impairment which is considered to be other-than-temporary. As of December 31, 2016, we were not required to adjust the carrying value of our investment securities since there were no other-than-temporary impairments.

If we will experience such a loss, it will be recorded in our consolidated statement of operations which could materially adversely impact our consolidated results of operations and financial condition.

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

Our shares have been listed on the NASDAQ Global Select Market since January 2, 2014 under the ticker symbol "SILC". Prior thereto our shares were listed on the NASDAQ Global Market (previously known as the NASDAQ National Market) under the ticker symbol "SILC" (and previously "SILCF") from February 11, 2008. Prior thereto, our shares were listed on the NASDAQ Capital Market (previously known as the NASDAQ Small-Cap).  On December 20, 2005, we obtained the approval of the Tel Aviv Stock Exchange, or TASE, for the listing of our shares on TASE. Trading of our shares on TASE commenced on December 27, 2005. On October 26, 2015, our Board of Directors resolved to act to delist the Company’s shares from trading on the TASE. Consequently, we applied to the TASE and requested that TASE initiate the delisting process. On October 29, 2015, the TASE announced to the TASE members on the TASE electronic filing site, the MAYA, and on the ISA electronic filing site, the MAGNA, that the last trading day in the Company's shares on the TASE shall be January 26, 2016 and that on January 28, 2016, the Company's shares shall be delisted from trading on the TASE. Accordingly, the last trading day in our shares on the TASE was January 26, 2016, and on January 28, 2016, our shares were delisted from trading on the TASE. Our shares are currently listed only on the NASDAQ Global Select Market.  See "Item 9 – The Offer and Listing – Markets and Share Price History".

In March 2014, we filed a "shelf" registration statement with the Securities and Exchange Commission (the "SEC"). We may sell up to $80,000,000 of our ordinary shares in one or more offerings pursuant to this registration statement, effective until April 4, 2017. On April 3, 2017, we filed a replacement "shelf" registration statement with the SEC, designated to replace our March 2014 "shelf" registration statement, under which we did not offer any securities for sale. Under the replacement "shelf" registration statement we may sell up to $80,000,000 of our ordinary shares in one or more offerings once it is declared effective by the SEC. We may offer securities under the March 2014 "shelf" registration statement until the earlier of (i) 180 days after April 4, 2017, or (ii) the replacement "shelf" registration statement is declared effective by the SEC. As of the date of this report, the replacement "shelf" registration statement has not been declared effective by the SEC yet and any offering thereunder is subject thereto.

In December 2014, we entered into a share purchase agreement with Fiberblaze A/S (now Silicom Denmark A/S (Fiberblaze A/S)), a provider of high performance application acceleration solutions for the mobile, telecommunication, network monitoring, cyber security, financial and related industries ("Fiberblaze"), Nikolaj Herman, Fiberblaze Holding APS ("Fiberblaze Holding"), a Danish company, Hilmer APS, a Danish company ("Hilmer"), and Jakob Hilmer, for the purchase of the entire share capital of Fiberblaze and Fiberblaze US (the "Fiberblaze SPA") in consideration for an amount of approximately  $10 million, plus such additional amounts as earn out payments in the event Fiberblaze meets pre-determined criteria. In 2016 we paid an earn out payment in the amount of US$ 1,463 thousand, of which 90% was paid in cash and 10% in options to purchase ordinary shares of the Company. For additional information regarding the Fiberblaze SPA, see "Item 10 – Additional Information – Material Contracts" and Note 3B to our financial statements included elsewhere in this annual report.

In September 2015, we, together with our wholly owned subsidiary, Silicom Connectivity Solutions, Inc., entered into an asset purchase agreement with ADI Engineering, Inc. ("ADI"), a US company which provides Intel®-based products targeted at SDN, NFV, IoT ("Internet of Things"), Cloud computing and Virtualization, Steve Yates and Patricia Yates (the "ADI APA") for the purchase of ADI's assets in consideration for an amount equal to $10 million in cash at closing, and an additional consideration subject to the attainment of certain future performance milestones (the "Excess Consideration"). In 2016 we paid an Excess Consideration in the amount of US$ 3,000 thousand. For additional information regarding the ADI APA, see "Item 10 – Additional Information – Material Contracts" And Note 3A to our financial statements included elsewhere in this annual report.

In October 2016 we exercised our option to extend the lease of our facility in Yokne'am for a period of 36 additional months commencing January 1, 2017 under the same terms of the lease previously in effect. For additional information see "Item 4 – Information on the Company – Property, Plant and Equipment" and "Item 19 – Exhibits".

Principal capital expenditures and divestitures

From January 1, 2016 to December 31, 2016, our capital expenditures totaled to approximately $1,705 thousand (compared to $20,771thousand during 2015 and $16,682 thousand during 2014), of which approximately $1,589 thousand (compared to  $1,608 thousand during 2015 and $1,179 thousand during 2014) can be attributed to machinery and equipment, and approximately $116 thousand (compared to $1,374 thousand during 2015 and $659 thousand during 2014) can be attributed to office furniture and equipment and leasehold improvements. We have financed our capital expenditures from our available internal resources, and expect to continue to finance our capital expenditures in a similar manner in 2017.

B.   Business Overview

We are an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, our solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Our products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, SD-WAN, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Our product portfolio includes multi-port 1/10/25/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of our patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

Products

Our products are comprised of:

(i)	Server network interface cards with and without bypass (Server Adapters);
(ii)
Intelligent and programmable cards, with features such as encryption, acceleration, data compression, redirection, time stamping, network capture solutions, SD-WAN (Software-Defined Wide Area Network), FPGA based ultra-low latency solutions, other offload features and/or compute blades (Smart Cards); and

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

Smart Cards

Our Smart Card products include server adapters such as: (a) redirector cards, (b) encryption and data compression hardware acceleration cards, (c) time stamping and full FPGA based network capture and mobile OSS distribution solutions, (d) Network processor acceleration cards, (e) FPGA based ultra-low latency solutions, and (f) compute blades which offer general compute capability in networking intensive environment.

Our redirector cards improve performance by: (a) enabling traffic filtering in order to reduce the amount of traffic received by the server, limiting it to only essential traffic for the server CPU, and consequently improving server performance, and (b) load-balancing between external servers and/or CPUs and/or CPU cores increasing the efficiency of the server.

Our product line of high-performance encryption cards is designed to improve the throughput of internet security appliances and other networking appliances. The products improve the performance of networking appliances by independently executing encryption tasks, thereby accelerating the encryption process and freeing the CPUs of such appliances for other activities. In 2013 we announced the launch of a new high-performance PCI Express Server encryption and compression card family based on the Intel® Communications Chipset 89xx series. During 2014 we achieved our first design win of our encryption and compression card which is based on an Intel® silicon from one of our existing customers, a market-leading provider of smart network solutions, and during 2015 and 2016 we achieved additional design wins for this solution. This product line can off-load not only encryption functionality, but compression functionality as well. The market need for compression off-load was previously limited to some content delivery and WAN optimization networking appliances; however, such compression off-load is now becoming more and more important in the storage market especially within the Big-Data area, which is the market sector that is the primary target of this functionality.

Our 1G/10G/25G/40G/100G Nano-Second Time-Stamping/Full Capturing adapters, are based either on a combined Intel® networking silicon and our proprietary time-stamping FPGA (field programmable gate array), or on a pure FPGA based solution, working at wire speed to time-imprint packets at high resolutions and accuracy, process packet, load balance between packets and provide full capturing solutions in a variety of scenarios. During 2016, we issued Press Releases on Form 6-K announcing the achievement of Design Wins for our Time-Stamping and Pocket Processing Cards.

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

On March 21, 2017 we issued a Press Release on Form 6-K announcing the achievement of a significant Design Win for a highly customized version of our 100-Gigabit high bandwidth switch fabric on a NIC cloud solution.

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

We developed stand-alone bypass solutions which allow the use of our solutions even where the networking component of the solution is already present. We market stand-alone bypass units for: (a) entry level bypass switch 1/10Gbps, directed at power failure bypass; and (b) high end 1G/10G/25G/40G/100Gbps Intelligent Bypass Solution which includes switch with self-generating heartbeat and versatile monitoring and control options. In 2016 we issued Press Releases on Form 6-K announcing the achievement of Design Wins for our stand-alone bypass solutions.

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

In December 2014, we announced the achievement of our first design win of our Switched SETAC solution, a new cloud platform designated to save space, energy and costs in cloud and data center services by integrating x86 standard motherboards, switching capability utilizing commercial off-the-shelf switching silicon, our Redirector features and potential support for SDN/NFV protocols from a provider of cloud based cyber security and application delivery solutions. Pursuant to this announcement, we announced in December 2014 the achievement of another design win of our Switched SETAC (the accelerated version), from a European provider of PDI solutions. This unique product adds Network Processor acceleration to the many additional features and benefits of the Switched SETAC, by allowing applications to be offloaded from the main CPU to the Network Processor modules, thus resulting in high performance while maintaining all Switched SETAC capabilities. During 2016 we achieved Design Wins for our Switched SETAC and Accelerated Switched SETAC solutions.

In addition, we are now offering to the market full computing platforms in a networking intensive environment. Such platforms are based on compute blades, integrating such blades into a full CPE/EDGE/Appliance Units. Such units offer a stand-alone solution with general compute capability in networking intensive environment. These units are also offered as CPE or edge equipment required as a part of a Cloud solution and also as low-end branch office appliances carrying mostly networking applications. In 2016 we issued a Press Release on Form 6-K announcing a Design Win for our vCPE/EDGE appliance.

Principal Markets

The principal markets in which we compete are set forth more particularly in, and are incorporated by reference to Note 12A to the consolidated financial statements set forth in Item 18 of this annual report. In 2014, 2015 and 2016 approximately 71%, 66%, and 65% respectively, were in North America 15%, 20% and 24% respectively, of our sales were in Europe, and 14%, 14% and 11% respectively, were in Asia-Pacific. Our main business is not seasonal, and we believe that there are sufficient sources and raw materials available to sustain it.

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

Although we generally use standard parts and components for our products, certain key components used in our products are currently available from only one source, and others are available from a limited number of sources. Components currently available from one source include proprietary Gigabit Ethernet chipsets and other components, including other semiconductor devices and transformers, as well as plastic and metal product housings. We believe that we maintain a sufficient inventory of these components to protect against delays in deliveries. The Dodd-Frank Wall Street Reform and Consumer Protection Act included disclosure requirements regarding the use of "conflict" minerals mined from the DRC and procedures regarding a manufacturer's efforts to prevent the sourcing of such "conflict" minerals. These requirements will require companies to undertake due diligence, disclose and report whether or not such "conflict" minerals originate from the DRC. This implementation of these requirements could adversely affect the sourcing, availability and pricing of minerals such as cassiterite, wolframite, columbite-tantalite (coltan), gold and/or their derivatives (tantalum, tin, and tungsten) which are used in the manufacture of certain components used in our products, as well as affect the companies we use to manufacture components of our products. As a result, this could limit the pool of suppliers who can provide us DRC "conflict free" components and parts, and we may not be able to obtain DRC "conflict free" products or supplies in sufficient quantities for our operations. In circumstances where conflict minerals in our products are found to be sourced from the DRC, we may take actions to change materials or designs to reduce the possibility that our purchase of conflict minerals may fund armed groups in the region. These actions could add engineering and other costs to the manufacture of our products, and we may not be able to obtain "conflict free" products or supplies in sufficient quantities for our operations. In addition, we incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products, as further elaborated below. Also, because our supply chain is complex, we may face reputational challenges with our customers, shareholders and other stakeholders if we are unable to sufficiently verify the origins for the minerals used in our products. In such event, we may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict mineral free. There can be no assurance that we will not experience delays in the supply of critical components in the future or that we will have a sufficient inventory of critical components at such time to produce products at full capacity. If we do experience such delays and there is an insufficient inventory of critical components at that time, our operations and financial results would be adversely affected.

In June 2014, May 2015 and May 2016, we issued our Specialized Disclosure Report for the years ended December 31, 2013, December 31, 2014, and December 31, 2015, respectively, in compliance with Rule 13p-1 under the Exchange Act, according to which, some conflict minerals (gold, tantalum, tin, and tungsten) are necessary to the functionality or production of certain of our products. Conflict minerals are obtained, via our direct suppliers, from sources worldwide, and our desire is not to eliminate those originating in the DRC and adjourning countries but rather to obtain conflict minerals from sources that do not directly or indirectly finance or benefit armed groups in the DRC and adjourning countries.

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

Based on our reasonable country of origin inquiry and due diligence process, we concluded that during 2013,  2014 and 2015 (i) we manufactured, and contracted to manufacture, products as to which conflict minerals are necessary to the functionality or production of our products and (ii) as a result of the reasonable country of origin inquiry and due diligence measures, we determined that our products to which conflict minerals are necessary to the functionality or production of our products, in 2013, 2014 and 2015  were "DRC Conflict Undeterminable" (as defined in Rule 13p-1 under the Exchange Act). We made this determination due to insufficient information provided by some of our active suppliers and manufacturers who supplied some of the necessary conflict minerals, which originated in the DRC and adjoining countries, but who were unable to indicate whether such necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or were not found to be DRC conflict free. In 2015, however, we identified Suppliers of Conflict Materials of such products. Of 209 suppliers, 183 suppliers delivered satisfactory responses via the Conflict Free Sourcing Initiative Reporting Template (the "CMRT"). During the reporting period for the calendar year ending December 31, 2016, we have continued to improve our efforts to mitigate risks, engaging in the required diligence process, following-up on high risk responsive or non-compliant suppliers, working with suppliers to educate them on conflict minerals sourcing, contacting selected smelters and refiners that have not received a "conflict free" designation etc. We intend to request that all of our direct suppliers become conflict free as related to goods supplied to us.

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

Marketing Channels

The principal market sectors for our products are:

(i)
Network appliances, including WAN Optimization and SD-WAN, Internet Security, Cyber Security, Application Delivery, Traffic Management, Network Monitoring and Analytics, High Frequency Trading (HFT) for the financial service market and other mission-critical sectors;

(ii)	Servers;
(iii)	Data storage including Big Data;
(iv)	The "Cloud" (virtualized data centers with and without SDN);
(v)	Network CPE/EDGE/Low End appliances; and
(vi)	IOT.

Our main business model for our line of products is called the Design Win Model. The following are the main aspects of this model:

•	We approach a potential customer or are approached by such customer.
•	If the customer shows interest in the products and we believe that achievement of a business relationship with the customer is possible, we ship products for such customer’s evaluation.
•	During the evaluation process the customer receives a few units of the relevant product for initial basic testing. If the evaluation process is successful, we ship products for qualification.
•	During the qualification process the customer receives a larger amount of our products for more specific testing, which may include certain adaptations of our products to its specific needs.
•	If the qualification process is successful, we enter into negotiations regarding the terms of a business relationship.
•	In some cases, typically with the larger customers, the evaluation and qualification process may take 12 months or more.

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

Over the last few years, our sales and marketing has been carried out through a network of strategic relationships with leading original equipment manufacturers which sell our products, generally as a part of their systems and sometimes under their own private labels. Our current original equipment manufacturer customers are mostly active in the Internet Security market, Application Delivery market, Traffic management market, Network Monitoring market, data storage market, general servers market, WAN optimization market, SD-WAN market and other server based applications. During 2016 we issued several Press Releases on Form 6-K announcing Design Wins relating to customers of the abovementioned markets, such as in the SD-WAN, Network Monitoring and Internet Security markets. Our customers sell their products, to the Governments, Enterprises (headquarter and branch) and to Data Centers (regular and virtualized, including to the Cloud). They are referred to in this report as OEMs, or OEM customers. Our strategy of carrying out strategic relationships with OEM customers continues to be the strategy under which we operate. We believe that these relationships enable us to take advantage of the superior financial resources and market presence of these companies to increase our sales and establish, maintain and strengthen our position and reputation in the market. In addition, we believe that relationships with OEMs improve access to new technologies developed by such OEMs, thereby ensuring smooth integration of our products and technology with those of the OEMs. In furtherance of this strategy, during the last few years we entered into strategic arrangements with OEMs and continued securing successful Design Wins with OEMs who purchase our products. Revenues from sales of our products to OEM customers in 2016 constituted substantially all of our revenues. We expect the percentage of our revenues that is derived from sales to OEM customers to continue at similar percentage levels, though we believe that within our group of OEM customers we will gradually increase the proportion of our sales to Cloud/Virtualized data Center/SDN customers. This is due to the fact that: (a) the market is moving towards running applications in the Cloud; and, (b) Cloud and web 2.0 companies are typically either using standard servers or design their own "white boxes" into both of which we offer our solutions. While there are no assurances that such solutions will be accepted by such Cloud and Web 2.0 players, we believe that this trend has significant potential for us.

The loss of some of our OEM customers, or any single key OEM customer, may have a material adverse effect on our operations and financial results and we cannot assure you that we will be able to enter into strategic relationships with OEMs in the future. Payment terms of our OEM customers, representing approximately 85% of our OEM sales, are primarily up to 90 days net.  Approximately 94% of our international sales are denominated in U.S. Dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions and changes in tariffs and freight rates. We have experienced no material difficulties to date as a result of these factors.

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

On April 8, 2010, we filed a patent application in the United States in the United States Patents and Trademarks Office, or the USPTO, for the "Server-Based Network Appliance", to protect our proprietary intellectual property with respect to SETAC products. On June 12, 2012 we were issued patent No. 8,199,523 entitled ‘Server-Based Network Appliance’ from the USPTO with respect to our SETAC product. The patent will expire in October, 2030. The patent covers a server-based network appliance in which a computer motherboard is mounted in a case with the bus slots of the motherboard adjacent to the rear side of the case. Communication adapter cards are mounted in the case so that the ports of these cards are accessible at the front panel. Bus extension circuitry inside the case connects the bus slots on the motherboard with the communication adapter cards, as though the cards were plugged into the motherboard. This configuration, which is used in our SETAC product, gives the convenience of connecting and replacing modules via the front panel while using standard motherboards, which are not normally designed for front-panel access.

During 2012-2013, we developed a Nano-Second Time-Stamping NIC. The NIC combines Intel’s networking silicon and the Company’s time-stamping FPGA (field programmable gate array), working at wire speed to time-imprint packets.

On September 16, 2013, we acquired all of the intellectual property related to the unique Virtualization Off-Load Engine developed during the last two years by Net Perform Technology, Ltd., a privately held company registered in Hong Kong, China. Despite perceived exclusive access to this product, and our best efforts during the acquisition process to secure same, internal or external parties may assert a claim of infringement regarding such intellectual property. We do not consider this intellectual property to be material for our operations.

On February 8, 2015 we filed a patent application (14/616,718) in the USPTO with respect to Hybrid Networking Application Switch, which as of the date of this report is pending.

For additional information regarding the risks to the Company with respect to patents and other intellectual property rights see the risk factor entitled "We may not be able to protect our intellectual proprietary rights" under Item 3.D – "Risk Factors".

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

With respect to Server Adapters, our main competitor is Intel®. In the Bypass Server Adapter product line, our competition is not as significant. To the best of our knowledge, our only significant competitors in this industry are Interface Masters, Portwell, Caswell, Lanner and Adlink. In addition, there may be other local solutions which might also compete with our products. Although the situation may change in the future, we believe that our competition in the bypass card market is less significant than our competition in the non-bypass card market.

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

Governmental Regulation Affecting the Company

We are affected by the terms of research and development grants we have received from the Israel Innovation Authority (formerly the OCS). Under the terms of Israeli Government participation, a royalty of 3% or up to 5% of the net sales of products developed from a project funded by the OCS must be paid under the terms of the pre-R&D Amendment regime, beginning with the commencement of sales of products developed with grant funds and ending when a dollar-linked amount equal to 100% of such grants plus interest at LIBOR is repaid. The terms of Israeli Government participation also impose significant restrictions on manufacturing outside Israel of products developed with government grants, in accordance with the terms and conditions of the pre-R&D Amendment regime. In addition, according to the pre-R&D Amendment regime the transfer to third parties of technologies developed through such projects is subject to approval of the OCS. Following the R&D Amendment there is currently much ambiguity regarding its implementation and its effect on research and development grants received prior thereto. For additional information see "Item 10 – Additional Information – Taxation".

In addition, we receive certain tax benefits and reduced tax rates from the Israeli government due to our status as a "Preferred Enterprise" under the Law for the Encouragement of Capital Investments-1959, as amended. See "Item 10 – Additional Information – Taxation". The entitlement to these benefits is conditional upon our fulfillment of the conditions stipulated by the law and the regulations promulgated thereunder. In the event of failure to comply with these conditions, the benefits could be canceled and we would be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences and interest.

C.   Organizational Structure

We have the following two wholly owned subsidiaries:

•	Silicom Connectivity Solutions, Inc. – a private company incorporated in the United States; and
•
Silicom Denmark A/S (Fiberblaze A/S) – a private company incorporated in Denmark. On December 10, 2014, we entered into the Fiberblaze SPA for the purchase of the entire holdings in Fiberblaze, pursuant to which we became its sole shareholder. As part of the Fiberblaze SPA, we have also purchased Fiberblaze US LLC, a private company incorporated in the United States, being a 100% owned subsidiary of Fiberblaze. In October 2016 we commenced a voluntary liquidation process for the liquidation of Fiberblaze US LLC. As of the date of this report, the voluntary liquidation is still pending. In 2017 we changed the name of the company from Fiberblaze A/S to the company's current name – Silicom Denmark A/S (Fiberblaze A/S) and all the rights related to the company’s previous name remained ours.  See "Item 10 – Additional Information – C. "Material Contracts" for additional information on the Fiberblaze SPA.

In addition, two of our founders, Messrs. Yehuda and Zohar Zisapel, are also founders of, and in certain instances still directors and/or material shareholders of some of the corporations within the "Rad Group". See "Item 7 – Major Shareholders and Related Party Transactions" for additional information on our relationships with members of this group of companies.

D.   Property, Plant and Equipment

We do not own any real property, but we lease property at six locations. Our manufacturing plant and additional storage space are located in Yokne'am, Israel, our executive offices are located in Kfar Sava, Israel, our marketing and sales offices are located in our Kfar Sava, Israel offices and in Paramus, New Jersey, the United States, and our research and development facilities are located in Kfar Sava, Israel, in Søborg, Denmark, and in Charlottesville, Virginia, the United States.

Until April, 2015 we leased office space in Kfar Sava of approximately 1,050 square meters in size, for which we paid a monthly rent of approximately $16,000. Following the termination of such lease agreement in accordance with its terms, we decided to move to our new offices in Kfar Sava, which we are leasing for a period of five years, ending February 28, 2020, with an option to renew the term for an additional five year period. This facility is approximately 1,500 square meters in size and the monthly payments (which include various management services) are approximately $34,000.

We have conducted our manufacturing in Yokne'am, Israel since 2000. In January 2014, following the termination our lease (in effect since January 2009) due to our decision not to exercise our option to renew it, we moved to a new facility in Yokne'am, which we are leasing pursuant to a sub-lease for a period of three years, ending December 31, 2016, with an option to renew the term for an additional period of three years under the same terms, which we exercised on October 11, 2016. This facility is approximately 2,400 square meters in size plus additional warehouse areas of approximately 250 meters in size and the monthly payments (which include rental payments, as well as fees for various management and upkeep services) are approximately $48,000.

In August 2016 we entered into a Lease Agreement with Naji Ezekiel & Sons - Management and Maintenance Ltd., for the lease of 450 square meters of storage space in Yokne'am Illit and the monthly payments are approximately $6,000 (the "Yokne'am Lease Agreement"). The Yokne'am Lease Agreement is in effect for a period of 24 months, with an option put in place to extend the term by 12 months, twice at an increase of 5% in rental fees per renewal period (the "Lease Option"). For additional information regarding the Yokne'am Lease Agreement, see "Item 4 – Information on the Company – Property, Plant and Equipment" And "Item 19 – Exhibits".

We also lease office space in Charlottesville, Virginia, in the United States. The lease is for a period of 26 months ending December 31, 2017. This facility is approximately 929 square meters in size and the monthly payments are approximately $11,000.

Between February 2004 and December 2016, we sub-leased office space in Paramus, New Jersey, from our affiliate, Radcom Equipment, Inc. As of January 2017, we lease office space of approximately 2,500 square feet in the same building in which we previously sub-leased our office space, for the same purpose, from our affiliates, Zohar Zisapel Properties, Inc. and Yehuda Zisapel Properties, Inc. Our current lease is for a term of five years and two months, until March 2022, and we have an option to renew it for an additional five year term. Currently, the monthly rent payments for this space are approximately $3,800. See "Item 7 – Major Shareholders and Related Party Transactions".

In addition, we lease office space in Søborg, Denmark, of approximately 388 square meters. The term of the lease agreement expires on September 30, 2020. The lease can be terminated by a six-month advanced notice to the landlord.  The monthly rent payment for this space is approximately $9,000.

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

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

Silicom was incorporated in Israel and commenced operations in 1987. We have traditionally been engaged in the design, manufacture, marketing and support of connectivity solutions for computers. We are currently engaged in the design, manufacture, marketing and support of high performance networking and data infrastructure solutions for a broad range of servers, server based systems and communications devices. Our products are sold to OEM customers who offer networking appliances, servers and storage devices. As the market moves to utilize applications within virtualization based Cloud Data Centers, our products are now offered in this market sector as well. In 2014, 2015 and 2016 we recorded sales from all of our networking and data infrastructure solutions of approximately $75.6 million, $82.7 million, and $100.3 million respectively. We primarily sell our products through original equipment manufacturers and, to a lesser extent, through independent distributors (on a non-exclusive basis).

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

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed. During the year ended December 31, 2016, no impairments were found and therefore no impairment losses were recorded.

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

•
Marketable securities – We account for investments which we intend and are able to hold to maturity, that are classified as held-to-maturity investments as defined in ASC 320-10, "Accounting for Certain Investments in Debt and Equity Securities".

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

We have elected to early adopt the new guidance in ASU 2015-17 retrospectively (see Note 2 X (3) to the Financial Statements). Deferred tax assets and liabilities are classified as non-current. Income tax expenses represent the tax payable for the period and the changes during the period in deferred tax assets and liabilities. As of December 31, 2016, the deferred tax assets were $1,537 thousand and the deferred tax liabilities were $0 thousand, whereas in 2015, the deferred tax assets were $1,545 thousand and the deferred tax liabilities were $268 thousand.

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

As of January 1, 2016 and for the twelve months ended December 31, 2016, we did not have any significant unrecognized tax benefits. In addition, we do not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

•
Accounting for Stock-Based Compensation – The Company recognizes compensation expense in accordance with ASC topic 718, "Compensation – stock compensation" based on estimated grant date fair value using an option-pricing model. For our option grants granted after January 1, 2008 which include features that are not supported by the Black and Scholes valuation model, such as expiration of said awards if the closing price of our shares falls below 50% of the respective awards' exercise price, we recognize compensation expense based on estimated grant date fair value using the Monte Carlo option-pricing model or the Binomial option-pricing model. Where our option awards granted after January 1, 2008 do not include features that are not supported by the Black and Scholes valuation model, we recognize compensation expense based on estimated grant date fair value using the Black and Scholes model. For our RSU grants, we recognize compensation expenses based on the market value of our shares on the date of grant, less an estimate of dividends that will not accrue to RSU holders prior to vesting.

Recent Accounting Pronouncements.

•
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The standard can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. We have not yet selected a transition method and we are evaluating the impact of adopting the standard on our ongoing financial reporting. Based on our assessment as of the date of these financial statements, the impact of adopting the new standard is not expected to be material.

•
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

The impact of adopting the new standard on our 2016 total cost of sales and operating income is not expected to be material.

•
In November 2015, the FASB issued ASU 2015-17, which requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. This ASU is effective for interim and annual periods in fiscal years beginning after December 15, 2016. Early adoption is permitted.

We elected to early adopt the new guidance retrospectively in the beginning of 2015. The impact of adopting the new standard on our balance sheet is reclassification of current deferred tax assets of US$ 950 thousand and US$ 1,118 thousand to noncurrent deferred tax assets in 2015 and 2016 respectively and reclassification of current deferred tax liabilities of US$ 111 thousand to noncurrent deferred tax liabilities in 2015.

•
In February 2016, the FASB issued ASU 2016-02, which requires lessees to recognize most of their leases on balance sheet as a right-of-use asset and a lease liability. This ASU is effective for interim and annual periods in fiscal years beginning after December 15, 2018. Early adoption is permitted.

The impact of adopting the new standard on our operating income is not expected to be material.

•
On March 30, 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which is intended to improve the accounting for share-based payment transactions as part of the FASB’s simplification initiative. This ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2016. Early adoption is permitted in any interim or annual period provided that the entire ASU is adopted.

The impact of adopting the new standard on our operating income is not expected to be material.

•
In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. This ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2019. Early adoption is permitted for annual and interim periods in fiscal years beginning after December 15, 2018.

The impact of adopting the new standard on our net income is not expected to be material.

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

Year Ended December 31,
	2014	2015	2016
Sales	100%	100%	100%
Cost of sales	59.3	58.8	61.6
Gross profit	40.7	41.2	38.4
Research and development costs	8.6	11.7	12.6
Sales and marketing expenses	5.8	6.8	6.4
General and administrative expenses	3.7	4.4	3.9
Contingent consideration expense (benefit)	0.1	(3.7)	(0.3)
Operating Income	22.5	22.0	15.8
Financial income, net	0.4	0.3	-
Income before income taxes	22.9	22.3	15.8
Income tax expenses	3.6	2.3	2.7
Net Income	19.3	20.0	13.1

Sales in 2016 increased by 21.3% to $100,347 thousand compared to $82,738 thousand in 2015. The increase in sales was mainly attributed to our continued success in our target markets including those driven by trends like Cyber security, Cloud Computing, SDN, NFV, Virtualization, SD-WAN and other trends, and to our continued success in expanding our product offering and customer base.

Sales in 2015 increased by 9.4% to 82,738 thousand compared to $75,622 thousand in 2014. The increase in sales was mainly attributed to our continued success in our target markets including those driven by trends like Cyber security, Cloud Computing, SDN, NFV, Virtualization and other trends, and to our continued success in expanding our product offering and customer base.

Gross profit in 2016 was $38,551 thousand compared to $34,079 thousand in 2015. Gross profit as a percentage of sales in 2016 was 38.4%, compared to 41.2% in 2015. Our gross profit is largely dependent on the mix of products we sell during a specific year. The lower gross profit percentage in 2016 compared to 2015 was primarily a result of changes to the mix of products we sold in 2016. Gross profit was also affected by, among other factors, write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use. The inventory write-downs as a percentage of sales in 2016 increased to 3.2%, compared to 0.3% in 2015.

Gross profit in 2015 was $34,079 thousand compared to $30,787 thousand in 2014. Gross profit as a percentage of sales in 2015 was 41.2%, compared to 40.7% in 2014. Our gross profit is largely dependent on the mix of products we sell during a specific year. The higher gross profit percentage in 2015 compared to 2014 was primarily a result of changes to the mix of products we sold in 2015. Gross profit was also affected by, among other factors, the amortization of the acquired intangible assets in the amount of $655 thousand in 2015, compared to $40 thousand in 2014, as well as by write-downs of inventory made with respect to any slow moving or obsolete inventory which we can no longer use. The inventory write-downs as a percentage of sales in 2015 decreased to 0.3%, compared to 1.4% in 2014.

Research and development costs in 2016 increased by 30.5% to $12,663 thousand compared to $9,702 thousand in 2015. This increase was mainly attributed to the increase in the number of our research and development employees required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately $2,248 thousand to such increase and to an increase in amortization of acquired intangible assets which amounted to approximately $1,324 thousand in 2016, compared to $693 thousand in 2015, combined with a slight weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our research and development expenses are incurred in New Israeli Shekels) which contributed approximately $82 thousand to the changes.

Research and development costs in 2015 increased by 49.7% to $9,702 thousand compared to $6,480 thousand in 2014. This increase was mainly attributed to the increase in the number of our research and development employees required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately $2,999 thousand to such increase and to an increase in amortization of acquired intangible assets which amounted to approximately $693 thousand in 2015, compared to $95 thousand in 2014, offset by a relative strengthening of the US Dollar against the New Israeli Shekel (since a significant portion of our research and development expenses are incurred in New Israeli Shekels) of approximately $470 thousand.

Sales and marketing expenses in 2016 increased by 13.7% to $6,423 thousand compared to $5,651 thousand in 2015. This increase was mainly attributed to our continued investment in the promotion of our server networking products to our target markets including those driven by trends like Cyber security, Cloud Computing, SDN, NFV, Virtualization, SD-WAN and other trends, by, among others, our continued effort to expand exposure of our product offering and expanding our customer base, which contributed approximately $364 thousand to such increase and to an increase in amortization of acquired intangible assets which amounted to approximately $646 thousand in 2016, compared to $262 thousand in 2015, combined with a slight weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our sales and marketing expenses are incurred in New Israeli Shekels) of approximately $24 thousand.

Sales and marketing expenses in 2015 increased by 27.9% to $5,651 thousand compared to $4,418 thousand in 2014. This increase was mainly attributed to our continued investment in the promotion of our server networking products to our target markets including those driven by trends like Cyber security, Cloud Computing, SDN, NFV, Virtualization and other trends, by, among others, our continued effort to expand exposure of our product offering and expanding our customer base, which contributed approximately $1,176 thousand to such increase and to an increase in amortization of acquired intangible assets which amounted to approximately $262 thousand in 2015, compared to $10 thousand in 2014, offset by a relative strengthening of the US Dollar against the New Israeli Shekel (since a significant portion of our sales and marketing expenses are incurred in New Israeli Shekels) of approximately $205 thousand.

General and administrative expenses in 2016 increased by 9.9% to $3,969 thousand compared to $3,611 thousand in 2015. This increase was mainly attributed to the growth in our activity, which contributed approximately $327 thousand to such increase, combined with a slight weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels) of approximately $31 thousand.

In 2016 we had a contingent consideration benefit in the amount of $334 thousand compared to a contingent consideration benefit in the amount of $3,090 thousand in 2015. For additional information see Note 3 to our financial statements included elsewhere in this annual report.

General and administrative expenses in 2015 increased by 29.1% to $3,611 thousand compared to $2,798 thousand in 2014. This increase was mainly attributed to the growth in our activity, which contributed approximately $685 thousand to such increase, and to acquisition related expenses, which contributed approximately $299 thousand to such increase, offset by a relative strengthening of the US Dollar against the New Israeli Shekel (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels) of approximately $171 thousand.

In 2015 we had a contingent consideration benefit in the amount of $3,090 thousand compared to an expense of $45 thousand in 2014. For additional information see Note 3 to our financial statements included elsewhere in this annual report.

Financial income, net in 2016 decreased by 84.1% to $35 thousand compared to $220 thousand in 2015. The decrease was attributed to a decrease in income from investments in marketable securities due to less funds being available for investment, and to an increase in expenses attributed to a slight weakening of the US Dollar against the New Israeli Shekel which created a net financial expense in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels).

Financial income, net in 2015 decreased by 16.3% to $220 thousand compared to $263 thousand in 2014. The decrease was primarily attributed to an increase in expenses attributed to the relative strengthening of the US Dollar against the New Israeli Shekel which created a net financial expense in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels).

In 2016 we recorded current income tax expenses of $2,962 thousand and deferred income tax benefit of $260 thousand compared to similar current income tax expenses of $2,848 thousand and deferred income tax benefit of $907 thousand in 2015. The decrease in the deferred income tax benefit was mainly attributed to a decrease in tax benefits relating to share based compensation provided by us to our employees and directors, which amounted to $1 thousand in 2016 compared to $242 thousand in 2015, as well as to tax loss carryforwards, which amounted to $161 thousand in 2016 compared to $179 thousand in 2015, and to an increase in deferred income tax expenses in relation to amortization of acquired goodwill, which amounted to $154 thousand in 2016 compared to $61 thousand in 2015. In addition, in 2016 we recorded an income tax expense relating to prior years of $26 thousand, while in 2015 we recorded income tax benefits relating to prior years of $36 thousand.

In 2015 we recorded current income tax expenses of $2,848 thousand and deferred income tax benefit of $907 thousand compared to similar current income tax expenses of $2,903 thousand and deferred income tax benefit of $219 thousand in 2014. The increase in deferred income tax benefit was mainly attributed to tax benefits relating to share based compensation provided by us to our employees and directors, which amounted to $242 thousand in 2015 compared to $0 thousand in 2014, to an increase in deferred income tax benefit in relation to amortization of acquired intangible assets, which amounted to $280 thousand in 2015 compared to $19 thousand in 2014, and to tax loss carryforwards, which amounted to $179 thousand in 2015 compared to $0 thousand in 2014. In addition, in 2015 we recorded income tax benefit relating to prior years of $36 thousand, and in 2014 we recorded income tax expenses relating to prior years of $20 thousand.

In 2016 we recorded net income of $13,137 thousand compared to net income of $16,520 thousand in 2015, a 20.5% decrease. This decrease was mainly attributed to higher operating expenses we incurred in 2016 relative to operating expenses we incurred in 2015. In addition, in 2016 we recorded a contingent consideration benefit of $334 thousand compared to a contingent consideration benefit of $3,090 thousand in 2015.

In 2015 we recorded net income of $16,520 thousand compared to net income of $14,605 thousand in 2014, reflecting a 13.1% increase. This increase was mainly attributed to the increase in our business activity and sales.

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

We do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions, if management determines that it is necessary to offset such risks

B.   Liquidity and Capital Resources

As of December 31, 2016, we had working capital of $85,331 thousand and our current ratio (current assets to current liabilities) was 5.75. Cash and cash equivalents as of December 31, 2016 decreased by $6,261 thousand to $11,917 thousand, compared to $18,178 thousand as of December 31, 2015.

Short-term marketable securities increased by $7,627 thousand to $16,263 thousand, compared to $8,636 thousand as of December 31, 2015, and long-term marketable securities decreased by $16,477 thousand to $7,769 thousand, compared to $24,246 thousand as of December 31, 2015. The net decrease of $15,111 thousand in these three balance sheet items in 2016 was mainly due to payment of dividend which contributed approximately $7,312 thousand to such changes, to the payments of contingent considerations in the amount of $4,463 thousand, as detailed in Note 3 to our financial statements included elsewhere in this annual report, to property, plant and equipment expenditures which contributed approximately $1,441 thousand to such changes, and to negative cash used in operating activities in the amount of $2,707 thousand, offset by consideration received in connection with exercise of options to purchase our ordinary shares in the amount of approximately $952 thousands.

Trade receivables (including trade receivable from related parties) increased to $27,722 thousand as of December 31, 2016, compared to $23,768 thousand as of December 31, 2015. Other receivables increased to $3,113 thousand as of December 31, 2016, compared to $1,380 thousand as of December 31, 2015. This increase in these two balance sheet items in 2016 was mainly attributed to the increase of our activity.

Trade payables (including trade payables to related parties) increased to $10,480 thousand as of December 31, 2016, compared to $8,556 thousand as of December 31, 2015. This increase was mainly attributed to the increase of our activity. Other payables and accrued liabilities decreased to $7,484 thousand as of December 31, 2016, compared to $11,147 thousand as of December 31, 2015. This decrease was mainly attributed to the payments of contingent considerations in the amount of $4,463 thousand in 2016, as detailed in Note 3 to our financial statements included elsewhere in this annual report), offset by the increase of our activity.

Cash used in operating activities in 2016 amounted to $2,707 thousand compared to cash provided by operating activities in the amount of $13,287 thousand in 2015. The cash utilized for operating activities in 2016 was primarily the result of an increase in our inventory purchasing.

Inventories increased to $44,280 thousand as of December 31, 2016, compared to $26,321 thousand as of December 31, 2015. The increase was attributed, mainly, to our growing sales accompanied by our customers' expectations of a swift delivery, making the readily available inventory pivotal to our business goals.

Capital expenditures on property and equipment for the year ended at December 31, 2016 were $1,705 thousand, compared to $2,969 thousand as of December 31, 2015.

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

As of September 2015, we own all intellectual property and intellectual property rights in which ADI has an ownership interest or have licenses or similar right where ADI has such licenses or rights, including with respect to custom embedded, communications and networking products based on the latest Intel® silicon, registered names and domain name.

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

On February 8, 2015 we filed a patent application (14/616,718) in the USPTO with respect to Hybrid Networking Application Switch, which as of the date of this report is pending.

For additional information regarding the risks to the Company with respect to patents and other intellectual property rights see the risk factor entitled "We may not be able to protect our intellectual proprietary rights" under Item 3.D – "Risk Factors".

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. In each of the three fiscal years from 1999 to 2001, we received grants from the OCS, recently replaced by the Israel Innovation Authority, or the IIA, for the development of systems and products. We have received from the OCS up to 30% of certain research and development expenditures for particular projects. Under the terms of Israeli Government participation, as in effect prior to the R&D Amendment, a royalty of 2% or up to 5% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when a dollar-linked amount equal to 100% of such grants without interest, for projects approved prior to December 2000, and plus interest at LIBOR, for amounts received after that date, is repaid. The terms of Israeli Government participation, as in effect prior to the R&D Amendment, also place restrictions on the location of the manufacturing of products developed with government grants, which, in general, must be performed in Israel, and on the transfer to third parties of technologies developed through projects in which the government participates. The R&D Amendment amended the core terms of the Israeli Government participation and placed substantial discretion in a new authority established to replace the OCS and provided only guidelines regarding material terms such as royalty rates and transfer of know-how developed with government grants. See "Item 10 – Additional Information – Taxation". We received approximately 20% of certain research and development expenditures for a particular project in 2003 and approximately 30% of such expenditures for a particular project in 2004. We did not have any new grant programs with the OCS or IIA from 2005 to 2016.

In August 2005, we received approval for a $54 thousand Dollar grant from the Korea-Israel Industrial Research and Development Foundation, or Koril-RDF, in connection with the joint development of a certain product with a Korean company. Under the terms of this grant we are required to repay the amounts received at a rate of 2.5% per year of our gross sales of the product developed with the grant in each such year, until 100% of the grant (and any other sums received from Koril-RDF) are repaid. The annual payment for every year following the first sale of the product will not exceed certain percentages of the amounts received from Koril-RDF. As of January 2006 and to date, our research and development activities have been sponsored and funded by us, and we did not participate in any new encouragement programs or received any additional grants from the OCS, IIA or Koril-RDF. As of December 31, 2016, we have closed all of our OCS funded programs, and do not anticipate having any sales of products funded by OCS grants or be required to pay any royalties to the OCS with respect thereto.

We expect that we will continue to commit resources to research and development in the future. As of March 31, 2017, we had 83 employees engaged primarily in research and development and design activities of which 49 employees in Israel, 22 in Denmark and 12 in the U.S.A. In 2014, 2015 and 2016, our research and development expenses were $6,480, $9,702 and $12,663 respectively, constituting approximately 8.6%, 11.7% and 12.7% respectively, of our sales. The increase in our research and development expenses in 2016 compared to 2015 was mainly attributed to the increase in the number of our research and development employees required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, as well as to the increase in amortization of acquired intangible assets. For additional information concerning commitments to pay royalties on sales of products developed from projects funded by the OCS, see "Item 10 – Additional Information – Taxation."

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

We address the above needs with a comprehensive suite of cards which are able to off-load CPU tasks onto a separate intelligent add-on card thereby freeing up server cycles and improving the server’s Networking and Storage I/O. Our solutions are based on either Intel® silicon which includes such functionality for encryption/decryption and compression or with cards which include intelligent engines on the card, such as FPGAs, Network Processors and with our switch fabric redirector cards which deal with load balancing between servers/CPUs/CPU cores and perform traffic filtering to increase the efficiency of the server. We believe that our Server network interface cards (with and without bypass), Intelligent and programmable cards, and Stand-alone products will all continue to be key driver of our growth in the coming years. A distinct advantage of these products is that the demand in the server based industry has been continuously growing, especially as our products are suited to the growth in the Cloud related technologies.

The sales cycles in the markets for our products are long. Continuing to achieve Design Wins according to the process described above and obtaining new customers is time consuming. However, each Design Win we have achieved and continue to achieve may represent an opportunity for sustained, long-term revenues once we establish a relationship with a customer.

Although we expect our business and products to further develop in the coming years, there is no assurance that we will continue to generate significant sales in the areas in which we operate.

E.   Off-Balance Sheet Arrangements

On July 22, 2002, our Audit Committee and the Board of Directors approved an Indemnification Agreement with our directors and officers. Our shareholders approved the terms of this agreement in a General and Extraordinary Meeting held on January 7, 2004. In Amendment 3 to the Companies Law, the instances in which a company may indemnify its officers and directors were broadened. In December 2007 each of our Audit Committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers so as to reflect this amendment. Our shareholders approved the terms of this new Indemnification Agreement in January 2008. The Agreement provides that the directors and officers will be exempt from liability in certain circumstances. The Agreement also provides for the indemnification by us for certain obligations and expenses imposed on the officer in connection with an act performed in his or her capacity as an officer of the Company. This right to indemnification is limited, and does not cover, among other things, a breach of an officer’s duty of loyalty, a willful breach of an officer’s duty of care, or a reckless disregard for the circumstances or consequences of a breach of duty of care. The right to indemnification also does not cover acts that are taken intentionally to unlawfully realize personal gain. The maximum amount of our liability under these Indemnification Agreements for any monetary obligation imposed on an officer or a director in favor of another person by a judgment is currently $3,000,000 for each instance of a covered scenario. In addition, we would be liable to indemnify the officer or director for all reasonable litigation expenses with respect to certain proceedings. We are not aware of any material pending action that may result in anyone claiming such indemnification.

An amendment in 2011 to the Israeli Securities Law, 5728-1968 (the "Israeli Securities Law"), and a corresponding amendment to the Companies Law, authorized the Israel Securities Authority  (the "ISA") to impose administrative sanctions against Israeli public companies and their office holders for certain violations of the Israeli Securities Law or the Companies Law. These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The Israeli Securities Law and the Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and certain compensation payable to injured parties for damages suffered by them are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association, and receive the requisite corporate approvals.  In January 2012 each of our Audit Committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers serving in such capacities from time to time so as to reflect this amendment, and at the Annual General Meeting of the Shareholders held on April 11, 2012 our shareholders approved these amendments to the Company's Articles of Association (the "Articles") and a revised form of Indemnification Agreement for directors serving in such capacity from time to time.

As per Amendment 20 to the Companies Law, it was decided on July 31, 2013, at the Extraordinary General Meeting of the Shareholders to adopt the Executive Compensation Policy of the Company, which was recommended by our Compensation Committee and approved by our Board of Directors. The Executive Compensation Policy included the above referenced form of Indemnification Agreement to be entered into by the Company with our directors and officers serving in such capacities from time to time. The Executive Compensation Policy also noted that going forward, any change to the Indemnification Agreement, including any changes which materially depart from the key terms of the current agreement (provided that such changes apply equally to all executives of the Company, including directors) will be submitted to the Company’s Compensation Committee and the Board of Directors for their approval but shall not, unless required by law or the Company’s Articles, be presented at a General Meeting of the shareholders. As set forth in the Companies Law, an Executive Compensation Policy for a period exceeding three years has to be re-approved once every three years. Accordingly, our amended Executive Compensation Policy was brought for shareholders re-approval at the annual general meeting of our shareholders in 2016.

We are not party to any other material off-balance sheet arrangements or contingent obligations.

F. Tabular disclosure of contractual obligations

The following table shows our outstanding contractual obligations by category and by payments due as of December 31, 2016:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Leases	$3,780	$1,481	$2,135	$164
Purchase Obligations	$14,190	$14,190
Total	$17,970	$15,671	$2,135	$164

Our total outstanding contingencies in respect of OCS or IIA royalty-bearing participations received or accrued, net of royalties paid or accrued before interest, amounted to approximately $2,960 thousand as of December 31, 2016 which are attributable to sales of certain discontinued products. As of the date of this annual report, all of our OCS programs have been closed per our request. We are not anticipating any sales of our products developed with OCS funding and accordingly don't expect to be required to pay any royalties to the OCS. In the unlikely event we do sell products developed using IIA funding, we will be required to pay royalties to the IIA as set forth in the R&D Law.

Other Long-Term Liabilities Reflected on the Company's Balance Sheet:

The liability for employees’ severance benefits amounted to approximately $2,439 thousand as of December 31, 2016.

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

Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

The following table and notes thereto set forth information regarding our directors and senior management as of March 31, 2017.

Name	Age	Position with Company
Avi Eizenman(1)	59	Active Chairman of the Board
Shaike Orbach(2)	65	President, Chief Executive Officer, Director
Ayelet Aya Hayak(3)	47	External Director
Ilan Erez(3)	49	External Director
Eli Doron(4)	64	Director
Eran Gilad	49	Chief Financial Officer and Company Secretary

(1)	Was re-elected for an additional three-year term, commencing as of June 8, 2016.
(2)	Was re-elected for an additional one-year term, commencing as of June 8, 2016.
(3)	Was re-elected for an additional three-year term, commencing as of June 8, 2016.
(4)	Was re-elected for an additional two-year term, commencing as of June 8, 2016.

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

Ayelet Aya Hayak was elected by the shareholders as an external director for an initial three-year term commencing July 1, 2013 and re-elected for a second three-year term at the 2016 annual general meeting of our shareholders. Ms. Hayak is the CEO of Imdecol Ltd. and also serves as a director in several companies, among which are Ashra the Israel Foreign Trade Risks Insurance Corporation Ltd., MYDAS Fund Investments Ltd., Danel (Adir Yehushua) Ltd., and M.I. Holdings Ltd. Between 2009 and 2011 Ms. Hayak served as the CEO of Paula Ltd. Ms. Hayek holds a BA degree in accounting and business administration from the Tel Aviv College of Management and is also a Certified Public Accountant.

Ilan Erez serves as an external director since July 2010, when he was elected by our shareholders for an initial three-year term commencing July 2010 and was recently elected by the shareholders for a third three-year term commencing June 2016. Mr. Erez has been General Manager of 3D Systems Corporation's (NYSE: DDD) Software Business Unit since September 2016 and co-managed that business unit from May 2015 to September 2016. 3D Systems provides comprehensive 3D products and services, including 3D printers, print materials, on-demand manufacturing services and digital design and manufacturing tools. From 2005 to 2015, Mr. Erez served as Chief Financial Officer of Cimatron Ltd. (NASDAQ: CIMT) engaged in the design and sale of CAD/CAM software for the tool-making and discrete manufacturing industries.  From 1998 to 2005 Mr. Erez served as the Chief Financial Officer of the Company. He also served as VP Operations of the Company from May 2001 to 2005. From 1996 to 1998 Mr. Erez served as Controller and Assistant to the Chief Executive Officer of Bio-Dar Ltd. From 1994 to 1996 Mr. Erez served as an auditor at Kesselman & Kesselman, a PWC member firm. Mr. Erez is a Certified Public Accountant in Israel and holds a B.A in Accounting and Economics from the Hebrew University and an LL.M. in Business Law from Bar-Ilan University.

Eran Gilad was our Chief Financial Officer from May 2005 and the Secretary of the Company from 2012. From 1995 to 2005 Mr. Gilad held senior financial and operational positions in various public and private companies operating in the high-tech field. He is a Certified Public Accountant in Israel and holds an M.A in Economics from Tel-Aviv University and a B.A in Accounting and Economics from Tel-Aviv University.

Eli Doron is the founder of Connesta Ltd. ("Connesta"), an Israeli high-tech company engaged in developing and providing SaaS virtual control room solutions, founded in 2011. From inception, Mr. Doron serves as the Chief Executive Officer of Connesta. Prior thereto and during 2010, Mr. Doron was the Chief Executive Officer of Computerized Electricity Systems ("CES"). Prior to joining CES, Mr. Doron was the co-founder of Radvision Ltd. (formerly NASDAQ: RVSN. Acquired by Avaya Ltd. in 2011; "Radvision"). From 1992 and until 2009 Mr. Doron served as the Chief Technology Officer of Radvision, and from 2006 and until 2009 he served as President of Radvision. Prior to founding Radvision and from 1983, Mr. Doron served at SIMTECH Advanced Training and Simulation Systems Ltd., initially as hardware manager and from 1988 as Chief Technology Officer. Prior thereto and from 1977, Mr. Doron served as an electronic engineer at MBT Israel Aircraft Industries Ltd. Mr. Doron holds a B.Sc degree in electronics and computer science from Ben-Gurion University and an M.B.A. degree from the University of Bradford in the United Kingdom.

B.   Compensation

In accordance with the Companies Law, the following table presents information regarding compensation actually received by our five most highly paid executive officers during the year ended December 31, 2016. All amounts are in USD.

Name and Position	Salary and Benefits(1)	Cash Bonus(2)	Equity-based Compensation(3)	Total
Avi Eizenman – Active Chairman	553,563	263,246	389,883	1,206,692
Yeshayahu ('Shaike') Orbach – CEO and President	351,707	263,246	389,883	1,004,836
David Hendel – VP Research and Development	221,493	30,489	71,793	323,775
Elad Blatt – VP Business Development and Sales North America	183,196	61,198	71,793	316,187
David Castiel – VP Engineering	208,127	30,489	71,793	310,409

(1)
"Salary and Benefits" include annual salary or service fees paid, payments to the National Insurance Institute, manager's insurance and pension funds, severance, advanced education funds, basic health insurance, vacation pay, recuperation pay, tax gross-up payments, automobile-related expenses, telephone expenses and benefits and perquisites as mandated by Israeli or applicable law.

(2)	"Cash Bonus" includes bonus payments as recorded in our financial statements for the year ended December 31, 2016.
(3)
"Equity-based Compensation" includes the expense recorded in our financial statements for the year ended December 31, 2016 with respect to equity-based compensation granted to the executive offices detailed above.

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2016 was $2,484 thousand. The aggregate amount accrued to provide for severance payments to all persons as a group who served in the capacity of director or executive officer as of the year ended December 31, 2016 was $1,035 thousand. The severance terms of our Chief Executive Officer and Chairman of the Board, as previously approved by the audit committee, board of directors and shareholders of the Company, and in accordance with the Executive Compensation Policy of the Company which was approved and re-approved by the shareholders, may entitle them, in certain circumstances, to additional payments. We pay cash compensation to Avi Eizenman who is an active Chairman of the Board, and to Shaike Orbach, who is the President and Chief Executive Officer.

Avi Eizenman and Shaike Orbach may also be entitled to cash bonuses by meeting some pre-determined thresholds, and as calculated based on a pre-determined formulas set by our board of directors, as approved by the annual general meeting of our shareholders for the years commencing 2017 on June 8, 2016. Mr. Eizenman and Mr. Orbach's annual cash bonuses may not exceed the value of 18 of their monthly salaries, respectively. Mr. Eizenman and Mr. Orbach's annual cash bonus formulas were based on achieving one or more of the following thresholds: (i) the Company's actual revenue for 2016 was 80% or more of the pre-determined budget target; and (ii) the Company's actual operating profit for 2016 was 65% or more of the pre-determined budget target, and are based on achieving one or more of the following thresholds: (i) the Company's actual revenue for any of the years for each applicable year is 80% or more of the pre-determined budget target for the relevant year; and (ii) the Company's actual operating profit for each applicable year is 65% or more of the pre-determined budget target for the relevant year. The Compensation Committee may, in its sole discretion, raise or lower such annual cash bonuses by up to 30%. Furthermore, in accordance with the Company's recoupment policy, Mr. Eizenman and Mr. Orbach may be required to reimburse the Company for the cash bonuses (or any part thereof) paid in the previous 3 years, in the event such cash bonuses were based on financial data included in the Company's financial statements that were found to be inaccurate and were subsequently restated.

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

All our officers other than Mr. Eli Doron and the external directors work full time for us. We do not currently grant any variable bonus or equity based compensation, nor any separation payments to our non-employee directors. Certain of the compensation previously paid to our directors was paid in the form of options under the Silicom Directors Share Incentive Option Plan (1994) (under which there are presently no options outstanding) and in the form of options which were granted under the Share Option Plan (2004) (under which some options are currently outstanding), or options and RSU’s which were and could be granted under the Silicom Ltd. - Global Share Incentive Plan (2013), described below.

On December 30, 2004, our shareholders adopted our Share Option Plan (2004). Under the original terms of the Share Option Plan (2004) up to a maximum of 282,750 of our ordinary shares are reserved for issuance, subject to certain adjustments, upon the exercise of options granted to employees, directors, officers, consultants and service providers. In December 2007, the Board of Directors increased the number of our ordinary shares available for issuance under the Share Option Plan (2004) by 300,000. In August 2012, the Board of Directors increased the number of our ordinary shares available for issuance under the Share Option Plan (2004) by an additional 500,000. The Share Option Plan (2004) was administered by the board of directors, which designated the optionees, dates of grant, vesting periods and the exercise price of options. The options issued under the Share Option Plan (2004) were non-assignable except by the laws of descent. Certain tax advantages applied to certain of our directors, officers and employees with respect to options granted to them under the Share Option Plan (2004). As of March 31, 2017, we have granted a total of 1,036,000 options under the Share Option Plan (2004), of which (i) 200,000 options were granted to Mr. Avi Eizenman, such that  : (a) 30,000 were exercised at an exercise price of $2.53 (which would have otherwise terminated on December 30, 2014); (b) 40,000 expired in July 2008, (c) 40,000 were exercised at an exercise price of $3.82 (which would have otherwise terminated on the earlier of October 15, 2016 or the closing price of our shares falling below $1.91), (d) 50,000 were exercised at an exercise price of $18.82 (which would have otherwise terminated on the earlier December 21, 2018 or the closing price of our shares falling below $9.41), and (d) 40,000 were granted with  an exercise price of $15.28 and a termination date of the earlier of September 13, 2020 or the closing price of our shares falling below $7.64, of which 20,000 were exercised at an exercise price of $15.28; (ii) 30,000 options were granted to Mr. Yehuda Zisapel (who was formerly a Director of the Company) and exercised at an exercise price of $2.53 (which would have terminated on December 30, 2014); (iii) 200,000 options were granted to Mr. Shaike Orbach, of which:  (a) 30,000 were exercised at an exercise price of $2.53 (which would have otherwise terminated on December 30, 2014), (b) 40,000 expired in July 2008, (c) 40,000 were exercised  at an exercise price of $3.82 (which would have otherwise terminated on the earlier of October 15, 2016 or the closing price of our shares falling below $1.91), (d) 50,000 were exercised at an exercise price of $18.82 (which would have otherwise terminated on the earlier of December 21, 2018 or the closing price of our shares falling below $9.41) and (e) 40,000 were exercised at an exercise price of $15.28 (which would have otherwise terminated on the earlier of September 13, 2020 or the closing price of our shares falling below $7.64); (iv) 30,000 options were granted to Ms. Einat Domb-Har (who was a former external director of the Company) and exercised at an exercise price of $2.53 (which would have terminated on December 30, 2014); and (v) 30,000 options were granted to Mr. Ilan Kalmanovich (who was a former external director of the Company) and exercised at an exercise price of $2.53 (which would have terminated on December 30, 2014). As of March 31, 2017, a total of 36,625 of the options granted under the Share Option Plan (2004) were returned to the company after not being exercised following the cessation of employment of certain employees, as set forth in the terms of grant of such options, and 200,000 of the options granted under the Share Option Plan (2004) expired without exercise due to the expiration of their term. The Share Option Plan (2004) expired at the end of 2014, upon which expiration any unallocated shares under this plan have been returned to the general pool of registered but unissued share capital of the Company.

On October 21, 2013, our board of directors adopted our Global Share Incentive Plan (2013). On April 30, 2014, the annual general meeting of our shareholders approved the Global Share Incentive Plan (2013) to qualify for incentive stock options for U.S. tax purposes. The Global Share Incentive Plan (2013) is administered by the board of directors, which determines the number of our ordinary shares available for issuance under the plan, designates the award recipients and types of awards, dates of grant, vesting periods and the exercise price of awards. Under the Global Share Incentive Plan (2013) the Company may grant awards of options, restricted shares, restricted share units ("RSUs") or other equity based awards. The board of directors has determined that initially up to a maximum of 500,000 of our ordinary shares are reserved for issuance, subject to certain adjustments, upon the exercise of equity based awards granted to employees, directors, officers, consultants and service providers. The awards are non-assignable except by the laws of descent. Certain tax advantages apply to certain of our directors, officers and employees with respect to equity based awards granted to them under Global Share Incentive Plan (2013).

As of December 31, 2016, our compensation committee and board of directors, respectively, have approved the grant of a total of 82,000 RSUs and 209,963 options under the Global Share Incentive Plan (2013), of which a total of (i) 25,000 RSUs and 26,666 options were granted to Mr. Avi Eizenman, and (ii) 25,000 RSUs and 26,666 options were granted to Mr. Shaike Orbach (of which 12,500 RSUs have been exercised). The annual general meetings of our shareholders gave effect to such grants to Messrs. Eizenman and Orbach in their meetings on April 30, 2014, July 28, 2015, and June 8, 2016.

In addition, in January 2017, our compensation committee and board of directors, respectively, have approved the grant of a total of 119,925 options and a total of 78,000 RSUs under the Global Share Incentive Plan (2013), of which a total of (i) 13,333 options and 25,000 RSUs were granted to Mr. Avi Eizenman, and (ii) 13,333 options and 25,000 RSUs were granted to Mr. Shaike Orbach, subject to the approval of our Annual General Meeting, which is likely to convene in June 2017.

As of March 31, 2017, a total of 14,002 of the options granted under the Global Share Incentive Plan (2013) were returned to the company after not being exercised following the cessation of employment of certain employees, as set forth in the terms of grant of such options.

C.   Board Practices

Avi Eizenman was re-elected to the board of directors most recently on June 8, 2016 to serve until the Annual General Meeting to be held in the year 2019, and until his successor has been duly elected, subject to the Companies Law and our Articles. Avi Eizenman is a founder of the Company and has served as a Director since our inception in 1987.Shaike Orbach was re-elected to hold office as a director most recently on June 8, 2016 to serve until the next Annual General Meeting in 2017. Eli Doron was re-elected to the board of directors most recently on June 8, 2016, to serve until the Annual General Meeting to be held in 2018. On July 1, 2010 Mr. Ilan Erez was elected as an external director for an initial term of three years in accordance with Section 245(a) of the Israeli Companies Law, with such terms ending as of July 1, 2013. At the Annual General Meeting of our shareholders held on April 14, 2013, the shareholders re-elected Mr. Ilan Erez as an external director for an additional second three-year term, and elected Ms. Ayelet Aya Hayak as an external director for an initial three-year term, with such terms of office for the external directors commencing as of July 1, 2013.  Mr. Ilan Erez and Ms. Ayelet Aya Hayak were re-elected as External Directors for a third three-year term and second three-year term, respectively, at the Annual General Meeting of our shareholders, which took place on June 8, 2016.

None of the members of the board of directors is entitled to receive any severance or similar benefits upon termination of his or her service with the board of directors, except for Avi Eizenman, who also functions as the active Chairman of the Board and Shaike Orbach, who also functions as President and Chief Executive Officer (See "Item 6.B – Directors and Senior Management – Compensation" above).

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

Severance Payments

If the executive’s employment shall be terminated for any reason other than cause, he shall be entitled to receive his last full monthly salary multiplied by the number of years (or portions thereof) that he was employed by us (i.e. the severance amount he would be entitled to receive under the Israeli law, had we terminated his employment for any reason other than cause) (the "Severance Law Amount"). If, however, his employment shall be terminated: (i) by the company for any reason other than cause or disability; or (ii) by him for a good reason following a change in control, he shall be entitled to receive one and half times the Severance Law Amount. If the executive’s employment under the arrangement is terminated by reason of death or disability, then, in addition to the above, he shall be entitled to receive a lump sum severance payment equal to his last full monthly salary multiplied by twelve 12 months.

As per Amendment 20 to the Companies Law, it was decided at the Extraordinary General Meeting of the Shareholders on July 31, 2013, to adopt the Executive Compensation Policy of the Company, which included the above referenced extended notice provisions, and severance payments in the event of termination, with respect to each of Mr. Avi Eizenman and Mr. Shaike Orbach. The Executive Compensation Policy was re-approved by our Annual General Meeting convened in June 2016.

Board of Directors

Our Articles provide for a board of directors of not less than two and not more than eight members. At the Annual General Meeting of the Shareholders on June 8, 2016, it was decided to adopt a new Directors Voting Mechanism, and to amend the Articles accordingly. Under the new Directors Voting Mechanism, directors are divided into three groups, Group A, Group B and Group C. Each group is brought for re-election once every three years, on a rotating basis, such that at each annual general meeting of the shareholders a given group of directors is brought for election, to serve on a continuous basis for a three-year term, until the annual general meeting in three years time and until their respective successors are duly elected, at which point their term in office shall expire. At each annual general meeting, the annual general meeting shall be entitled to elect directors to replace the directors whose three-year term in office has expired, and so on ad infinitum, so that each year, the term in office of one group of directors shall expire. Other officers serve at the discretion of the board of directors. The Amended and Restated Articles of the Company provide that any director may, subject to the provisions of the Companies Law and the approval by the Board of Directors, appoint another person to serve as a substitute director and may cancel such appointment. Under the Companies Law, a person who is already serving as a director will not be permitted to act as a substitute director. Additionally, the Companies Law prohibits a person from serving as a substitute director for more than one director. Appointment of a substitute director for a member of a board committee is only permitted if the substitute is a member of the board of directors and does not already serve as a member of such committee. If the committee member being substituted is an external director, the substitute may only be another external director who possesses the same expertise as the external director being substituted. The term of appointment of a substitute director may be for one meeting of the board of directors or for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the board of directors.

External Directors

Under the Companies Law, companies registered under the laws of Israel the shares of which have been offered to the public in or outside of Israel are required to appoint no less than two external directors. No person may be appointed as an external director if such person is a relative (as defined in the Companies Law) of a "controlling shareholder" or if such person, or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with any of either the company,  any entity or person controlling, controlled by or under common control with the company, or relatives of such person. The term "affiliation" includes:

•	An employment relationship;

•	A business or professional relationship maintained on a regular basis;
•	Control; and
•	Service as an office holder.

The Israeli Minister of Justice, in consultation with the ISA, may determine that certain matters will not constitute an affiliation, and has issued certain regulations with respect thereof.

If the company does not have a "controlling shareholder" or a shareholder who holds company shares entitling him to vote at least 25% of the votes in a shareholders meeting, then the company may not appoint as an external director any person or such person’s relative, partner, employer or any entity under the person’s control, who has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the Chairman of the Board, Chief Executive Officer, a substantial shareholder who holds at least 5% of the issued and outstanding shares of the company or voting rights which entitle him to vote at least 5% of the votes in a shareholders meeting, or the Chief Financial Officer.

A person shall be qualified to serve as an external director only if he or she possesses "expertise in finance and accounting" or "professional qualifications". At least one external director must possess "expertise in finance and accounting".

A director can satisfy the requirements of having "expertise in finance and accounting" if due to his or her education, experience and qualifications he or she has acquired expertise and understanding in business and accounting matters and financial statements, in a manner that allows him or her to understand, in depth, the company’s financial statements and to spur a discussion regarding the manner in which the financial data is presented.

A public company's board of directors must evaluate the proposed external director's "expertise in finance and accounting", by considering, among other things, such candidate’s education, experience and knowledge in the following: (i) accounting and auditing issues typical to the field in which the company operates and to companies of a size and complexity similar to such company; (ii) the company's independent public accountant’s duties and obligations; (iii) preparation of the company’s consolidated financial statements and their approval in accordance with the Companies Law and the Israeli Securities Law.

A director is deemed to be "professionally qualified" if he or she meets any of the following criteria: (i) has an academic degree in any of the following professions: economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in a field that is the company’s main field of operations, or a field relevant to his or her position; or (iii) has at least five years experience in any of the following, or has at least a cumulative total of at least five years experience in any two of the following: (A) a senior position in the business management of a corporation with a significant extent of business, (B) a senior public position or a senior position in public service, or (C) a senior position in the company's main field of operations. As with a candidate’s "expertise in finance and accounting", the board of directors here too must evaluate the proposed external director's "professional qualification" in accordance with the criteria set forth above.

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

External directors may be re-elected for two additional terms of three years each, provided that with respect to the appointment for each such additional three-year term, one of the following has occurred:  (i) the reappointment of the external director has been proposed by one or more shareholders holding together 1% or more of the aggregate voting rights in the company and the appointment was approved at the general meeting of the shareholders by a simple majority, provided that: (1)(a) in calculating the majority, votes of controlling shareholders or shareholders having a personal interest in the appointment as a result of an affiliation with a "controlling shareholder" and abstentions are disregarded and (b) the total number of shares of shareholders who do not have a personal interest in the appointment as a result of an affiliation with a "controlling shareholder" and/or who are not controlling shareholders, present and voting in favor of the appointment exceed 2% of the aggregate voting rights in the company, and (2) pursuant to a recently enacted amendment to the Companies Law ("Amendment 22"), effective as of January 10, 2014, the external director who has been nominated in such fashion is not a "linked or competing shareholder", and does not have or has not had, on or within the two years preceding the date of such person’s appointment to serve as another term as external director, any affiliation with a linked or competing shareholder. The term "linked or competing shareholder" means the shareholder(s) who nominated the external director for reappointment or a material shareholder of the company holding more than 5% of the shares in the company, provided that at the time of the reappointment, such shareholder(s) of the company, the "controlling shareholder" of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or are competitors of the company; the Israeli Minister of Justice, in consultation with the ISA, may determine that certain matters will not constitute a business relationship or competition with the company; (ii) the reappointment of the external director has been proposed by the board of directors and the appointment was approved by the majority of shareholders required for the initial appointment of an external director; or (iii) pursuant to a recently enacted amendment to the Companies Law ("Amendment 26"), effective as of November 25, 2014, the external director has proposed himself for reappointment and the reappointment was approved in accordance with Sub-section (i) above.

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

Further to these regulations, a recent amendment to the Companies Regulations (Relief for Companies Whose Shares are Registered for Trading Outside of Israel) – 2000, (the "Amendment to the Relief Regulations"), provides additional exemptions for such companies whose shares are listed for trading on specified exchanges outside of Israel, including the NASDAQ Global Select, Global and Capital Markets, provided that: (i) such company does not have a "controlling shareholder"; and (ii) the company complies with the requirements of the foreign securities laws and stock exchange regulations applicable to companies which are incorporated under the laws of such foreign countries with regard to appointing independent directors and composition of the compensation and audit committees. Any company that satisfies the above criteria and elects to comply with the applicable foreign securities laws and stock exchange regulations, shall be exempt from the following rules under the Companies Law: (i) to have at least 2 external directors appointed to serve in a public company; (ii) at least one of the external directors is required to have financial and accounting expertise and the rest are required to have professional expertise; (iii) the external directors shall be appointed by the general meeting and subject to certain voting thresholds; (iv) if all of the board members who are not controlling shareholders are of one sex, the appointed external director shall be of the other sex; (v) all of the board committees which are empowered and authorized to exercise any of the board's authorities must consist of at least one external director. The exemption from these rules under Amendment 1 requires that the board be composed of both male and female directors.

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

Following termination of service as an external director, a public company, a "controlling shareholder" thereof and any entity controlled by a "controlling shareholder", may not grant any benefit, directly or indirectly, to any person who served as an external director of such public company, or to his or her spouse or child, including, not appointing such person, or his or her spouse or child, as an office holder of such public company or of any entity controlled by a "controlling shareholder" of such public company, not employing such person or his or her spouse or child and not receiving professional services for pay from such person, either directly or indirectly, including through a corporation controlled by such person, all until the lapse of two years from termination of office with respect to the external director, his or her spouse or child; and with respect to other relatives of the former external director - until the lapse of one year from termination of office.

An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director. At the Annual Shareholders Meeting of the Company held on April 14, 2013, the shareholders of the Company re-elected Mr. Ilan Erez as an external director for second three-year term and elected Ms. Ayelet Aya Hayak as an external director for an initial three-year term, with such terms of office for the external directors having commenced as of July 1, 2013. Mr. Ilan Erez and Ms. Ayelet Aya Hayak were brought for re-election as External Directors for a third three-year term and second three-year term, respectively, at the Annual General Meeting of our shareholders, held on June 8, 2016.

Audit Committee

The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee pursuant to the Companies Law include identifying irregularities in the management of our business and approving related party transactions as required by law, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an officer has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his role and to regulate the company's rules on employee complaints, reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities. Pursuant to Amendment 22, effective as of January 10, 2014, the responsibilities of the audit committee under the Companies Law also include the following matters: (i) to establish procedures to be followed in respect of related party transactions with a "controlling shareholder" (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; and (ii) to determine procedures for approving certain related party transactions with a "controlling shareholder", which were determined by the audit committee not to be extraordinary transactions, but which were also determined by the audit committee not to be negligible transactions.

Under the Companies Law, an audit committee must consist of at least three directors, including all the external directors of the company, and a majority of the members of the audit committee must be independent or external directors. The Companies Law defines independent directors as either external directors or directors who: (1) meet the requirements of an external director, other than the requirement to possess accounting and financial expertise or "professional qualifications", with Audit Committee confirmation of such; (2) have been directors in the company for an uninterrupted duration of less than 9 years (and any interim period during which such person was not a director which is less than 2 years shall not be deemed to interrupt the duration); and, (3) were classified as such by the company.

The following persons may not be a member of the audit committee:

•	The chairman of the board of directors;
•	Any director employed by or otherwise providing services to the company or to the "controlling shareholder" or entity under such controlling shareholder's control;
•	Any director who derives his salary primarily from a controlling shareholder;
•	A "controlling shareholder"; or
•	Any relative of a "controlling shareholder".

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

Pursuant to the Amendment to the Relief Regulations, companies whose shares are listed for trading on specified exchanges outside of Israel, including the NASDAQ Global Select, Global and Capital Markets, and which satisfy the criteria detailed above, are exempt from the following rules regarding the Audit Committee under the Companies Law: (i) the committee shall be comprised of at least 3 members, who shall include all of the external directors, and the majority of the members shall be independent; (ii) Certain persons may not be members of the audit committee (iii) the "controlling shareholder" or his relatives shall not be members of the audit committee; (iv) the chairman of the audit committee shall be an external director (v) a person who is prohibited from being a member of the audit committee shall not be present at the committee's meetings; (vi) if the committee also serves as a financials committee, the rules applicable to the financials committee shall apply; (vii) the legal quorum shall be the majority of the committee members, provided that the majority of directors present are independent, at least one of whom is an external director.

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

In December 2012, Amendment 20 to the Companies Law ("Amendment 20") went into effect, pursuant to which, the Board of Directors of Israeli publicly traded companies are required to appoint a compensation committee comprised of at least three members, including all external directors, who must also comprise a majority of the members of the compensation committee. In addition, the chairman of the compensation committee must be an external director. Following the compensation committee's recommendations, the Board of Directors is required to establish a compensation policy, which includes a framework for establishing the terms of office and employment of the office holders and guidelines with respect to the structure of the variable pay of office holders. Such guidelines are the basis for adequate balance between the components of compensation, which exists when a linkage is maintained between compensation and performance and the creation of value for shareholders in the Company, while maintaining the Company’s ability to recruit and maintain talented officeholders and incentivizing them to pursue the Company’s objectives. In particular, an appropriate balance between the fixed component (base salary and additional benefits) and the variable component and capital compensation avoids placing an exaggerated emphasis on one component.

The following persons may not be a member of the compensation committee:

•	The chairman of the board of directors;
•	Any director employed by or otherwise providing services to the company or to the controlling shareholder or entity under such controlling shareholder's control;
•	Any director who derives his salary primarily from a "controlling shareholder";
•	A "controlling shareholder"; or,
•	Any relative of a "controlling shareholder".

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

Pursuant to the Amendment to the Relief Regulations, companies whose shares are listed for trading on specified exchanges outside of Israel, including the NASDAQ Global Select, Global and Capital Markets, and  satisfying the criteria detailed above, are exempt from the following rules regarding the Compensation Committee under the Companies Law: (i) the board of a public company is required to appoint a compensation committee; (ii) the compensation committee shall be comprised of at least 3 members, all of the external directors shall be members and shall constitute the majority of its members and the rest of the members shall be members whose terms of service are as required under the Companies Law.

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

Executive Compensation Policy

On July 31, 2013, an Extraordinary General Meeting of the Shareholders of the Company took place, approving the Executive Compensation Policy (the "Policy"), which had been recommended by the Compensation Committee and approved by the Board of Directors, for the Company’s directors and office holders, in accordance with the requirements of the Companies Law. The Policy was re-approved by our shareholders at the Annual General Meeting of our shareholders, which took place on June 8, 2016.

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

Our recoupment policy relating to office holder compensation allows for the recovery of all or a portion of any compensation paid to our office holders paid during the previous three years on the basis of financial data included in our financial statements in any fiscal year that were found to be inaccurate and were subsequently restated. In such event, we will seek reimbursement from the office holders to the extent such office holders would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements. Our compensation committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time. Notwithstanding the aforesaid, the recoupment policy will not be triggered in the event of a financial restatement due to changes in the applicable reporting or accounting standards. The above noted recoupment policy does not derogate from any relevant recoupment or clawback provisions under any applicable law or regulatory rules which apply to us.

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

Our compensation committee will periodically review the Policy and monitor its implementation, and recommend to our Board of Directors and shareholders to amend the Policy as it deems necessary from time to time. The term of the Policy shall be three years as of the date of its re-adoption on June 8, 2016, during which, the Board of Directors is required to examine the Policy and revise it from time to time, if the circumstances under which it had been adopted have materially changed. Following such three year term, the Policy, including any revisions recommended by our compensation committee and approved by our board of directors, as applicable, will be brought once again to the shareholders for approval.

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

D.   Employees

The number of employees over the last three financial years is set forth in the table below.

As of December 31	2014	2015	2016
Total Employees	197	238	240
Marketing, Sales, Customer Services	22	26	24
Research & Development	66	81	79
Manufacturing	97	114	121
Corporate Operations and Administration	12	17	16

As of March 31, 2017, we had 243 employees, including 24 in marketing, sales and customer services, 83 in research and development, 121 in manufacturing, and 15 in corporate operations and administration. All such employees, except for 19 employees of our subsidiaries in the United States and 27 of our subsidiary in Denmark, are based in Israel. We consider our relations with our employees excellent and have never experienced a labor dispute, strike or work stoppage. None of our employees is represented by a labor union. We do not employ a significant number of temporary employees, but we do use temporary employees from time to time, as necessary.

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

As required by applicable law, we contribute to either a fund known as managers' insurance or to a pension fund, or to a combination of both. Such practice was further reinforced in July 1, 2008, when we entered into agreements with a majority of its employees in order to implement Section 14 to the Severance Pay Law, according to which the payment of monthly deposits by us into managers’ insurance and/or pension fund are in respect of severance obligation to such employees. See Note 9 of our consolidated financial statements. These funds provide a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay or part of it, if legally entitled, upon termination of employment. Each employee contributes an aggregate amount equal to 6% of his or her base salary to such funds, and we contribute, in the aggregate, an additional 12.5% to 14.83% of the employee’s base salary, with such amount including the 8.33% which is contributed as severance pay as noted above.

E.  Share Ownership

The following table sets forth, as of March 31, 2017 the number of shares owned by our officers, directors and senior management. The percentages shown are based on 7,381,613 ordinary shares outstanding as of March 31, 2017:

Name and Address	Number of Shares and Options Owned[1]	Percent of Outstanding Shares
Avi Eizenmann	247,618	3.34%
Shaike Orbach	12,500	*
Eli Doron	*	*
Ayelet Aya Hayak	*	*
Ilan Erez	*	*
Eran Gilad	*	*
All directors and officers as a group	260,118	3.51%

* Denotes ownership of less than 1% of the outstanding shares.

1 The table above includes the number of shares and options that are exercisable within 60 days of March 31, 2017. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws, based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

2 Based on Schedule 13D/A filed on March 5, 2009.

See also "Item 6 – Directors and Senior Management – Compensation".

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

Name of Shareholder	Number of Shares and Options Owned[1]	Percentage of Outstanding Shares
Zohar Zisapel[2]	1,511,722	20.48%
Dov Yelin/Yair Lapidot/Yelin Lapidot Holdings Management Ltd.[3]	440,171	5.96%
Harel Insurance Investments & Financial Services Ltd.[4]	221,113	3.00%

1 The table above includes the number of shares and options that are exercisable within 60 days of March 31, 2017. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws, based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

2 Based on Schedule 13D/A filed on March 5, 2009.

3 As reported on the Schedules 13G/A filed by each of Dov Yelin ("Yelin"), Yair Laipdot ("Lapidot") and Yelin Lapidot Holdings Management Ltd. (collectively, "Yelin Lapidot") with the SEC on February 8, 2017, and as further updated in a correspondence with the Company, dated April 3, 2017, all 440,171 ordinary shares of the Company are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. and/or mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (the "Subsidiaries"), each a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd. ("Yelin Lapidot Holdings"). Yelin Lapidot has reported on the Schedules 13G/A that Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Lapidot Holdings, and are responsible for the day-to-day management of Yelin Lapidot Holdings.  The Subsidiaries operate under independent management and make their own independent voting and investment decisions, and that any economic interest or beneficial ownership in any of the securities covered by the report is held for the benefit of the members of the provident funds or mutual funds, as the case may be.  Yelin Lapidot also stated that the report on Schedule 13G/A shall not be construed as an admission by Messrs. Yelin and Lapidot, Yelin Lapidot Holdings Management Ltd. or the Subsidiaries that he or it is the beneficial owner of any of the securities covered by the report on Schedule 13G/A, and that each of Messrs. Yelin and Lapidot, Yelin Lapidot Holdings, and the Subsidiaries disclaims beneficial ownership of any such securities.

4 As reported on the Schedule 13G/A filed by Harel Insurance Investments & Financial Services Ltd. ("Harel") with the SEC on January 31, 2017, all of the 221,113 ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Harel also reported that the report on Schedule 13G/A shall not be construed as an admission by Harel of any of the ordinary shares covered by its report on Schedule 13G/A.
The holdings of Harel are presented herein since the holdings of Harel during 2016 accounted for more than 5% of the Company's ordinary shares.

The Company's major shareholders do not have different voting rights.

As of March 31, 2017, there were approximately 5 record holders of ordinary shares, including approximately 2 record holders in the United States. Collectively, these 2 record holders in the United States held less than 1% of the outstanding ordinary shares.

B.   Related Party Transactions

Messrs. Yehuda and Zohar Zisapel are brothers and are our founders. On July 15, 2010 Mr. Yehuda Zisapel resigned from serving as director on our board of directors. On September 2, 2010, Mr. Zohar Zisapel was appointed as a director on our board until July 28, 2015, when he ceased serving as a director. Messrs. Yehuda and Zohar Zisapel are also founders, directors and principal shareholders of several other corporations within the "Rad Group", as described in "Item 6 – Directors, Senior Management and Employees".

There are other members of the "Rad Group" that are actively engaged in designing, manufacturing, marketing and supporting data communications products, none of which are currently the same as our products. Certain products of members of the "Rad Group" are complementary to, and may be used in connection with, our products.

The "Rad Group" provides us with certain services, and is reimbursed by us for the costs of providing such services. During 2016, we purchased from the "Rad Group" internet services for an amount of up to $40,000, testing services for our products and equipment for an amount of up to $277,000, car leasing services for an amount of up to $6,000 and insurance services for an amount of up to $7,000. From January 2004 and until January 2017 we also sub-leased office space in Paramus, New Jersey, for an amount of up to $24,000 (monthly rent payments of approximately $2,000) from Radcom Equipment, Inc., and as of January 2017 we lease office space in the same building in which we leased office space under the previous sub-lease agreement from Zohar Zisapel Properties, Inc. and Yehuda Zisapel Properties, Inc. for monthly rent payments of approximately $3,800, all of which are affiliated companies of the "Rad Group".

During 2016, we sold external bypass switches and Server Adapters to members of the "Rad Group" for an amount of approximately $762,000.

The material terms of the arrangements with the "Rad Group", described in the preceding paragraphs, occur within the Company's ordinary course of business, and on market terms. We believe that such arrangements are neither material to us nor unusual in their nature or conditions. We further believe that the terms of the transactions in which we have engaged and are currently engaged with other members of the "Rad Group" are generally no less favorable to us than terms which might be available to us from unaffiliated third parties.

Our Board of Directors approved a resolution under which sales to or purchases from any members of the "Rad Group" must meet certain criteria or otherwise be specifically approved by the relevant corporate bodies, as applicable in accordance with Israeli law. These criteria included a stipulation that transactions between us and members of the "Rad Group" relate to standard equipment, services and products purchased or sold by us and the "Rad Group", as applicable. Our Board of Directors approved sales to or purchases from the "Rad Group", from time to time, of standard equipment, services and products, which are (i) within our ordinary course of business and (ii) at least at market terms and at a value lower than 0.5% of our annual turnover per transaction and 2.5% of our annual turnover for all such transactions in a financial year, aggregated together. Our management is required to examine on a quarterly basis whether transactions with the "Rad Group" comply with such criteria. Transactions which do not meet the criteria will require specific corporate approvals in the applicable manner prescribed by Israeli law.  Further, all future related party transactions and arrangements (or modifications of existing ones) with members of the "Rad Group", transactions in which office holders of the Company have a personal interest, or transactions which raise issues of such office holders’ fiduciary duties, could require additional corporate approvals as applicable under the Companies Law.

Except as indicated above, we do not currently directly compete with other members of the "Rad Group" and do not currently contemplate engaging in competition with any other member of the "Rad Group" in the future. However, opportunities to develop, manufacture or sell new products (or otherwise enter new fields) may arise in the future, which opportunities might be pursued by us or by one or more other members of the "Rad Group" to the exclusion of (or in competition with) other members of the "Rad Group" (including us). In the event that any such opportunity arises, the directors then in office will determine whether or not we should seek to pursue it. Any such determination will be based upon such factors as the directors then deem relevant. However, in making any such determination, the directors will be bound by their fiduciary duties to the Company (and to any other corporation or other person to whom they then owe a fiduciary duty).

On July 22, 2002, our Audit Committee and the Board of Directors approved an Indemnification Agreement with our directors and officers. Our shareholders approved the terms of this agreement in a General and Extraordinary Meeting held on January 7, 2004. In Amendment 3 to the Companies Law, effective as of 2005, the instances in which a company may indemnify its officers and directors were broadened. In December 2007 each of our audit committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers so as to reflect this amendment. Our shareholders approved the terms of this new Indemnification Agreement in January 2008. According to Amendment 16 to the Israeli Securities Law, and to a corresponding amendment to the Companies Law, both effective as of 2011, the ISA is authorized to impose administrative sanctions against companies like ours and their office holders for certain violations of the Israeli Securities Law or the Companies Law. These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The Israeli Securities Law and the Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and certain compensation payable to injured parties for damages suffered by them are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association, and receive the requisite corporate approvals. In January 2012 each of our Audit Committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers so as to reflect this amendment, and our shareholders approved these amendments to the Articles and a revised form of Indemnification Agreement for directors at the Annual General Meeting of the Shareholders held on April 11, 2012.

The Indemnification Agreement provides that our directors and officers will be exempt from liability in certain circumstances. The Indemnification Agreement also provides for the indemnification by the Company for certain obligations and expenses imposed on the officer in connection with act performed in his or her capacity as an officer of the Company. This right to indemnification is limited, and does not cover, among other things, a breach of an officer’s duty of loyalty, a willful breach of an officer’s duty of care, or a reckless disregard for the circumstances or consequences of a breach of a duty of care. The right to indemnification also does not cover acts that are taken intentionally to unlawfully realize personal gain. The maximum amount of our liability under these Indemnification Agreements for any monetary obligation imposed on an officer or a director in favor of another person by a judgment is currently $3,000,000 for each instance of a covered scenario. In addition, we would be liable to indemnify the officer or director for all reasonable litigation expenses with respect to certain proceedings. We have maintained liability insurance for our directors and officers. On September 23, 2007 our shareholders approved the procurement of a policy, which provides for total coverage of up to $4,000,000. All of our directors are parties to our Indemnification Agreements and are covered by our directors and officers insurance policy.

As per Amendment 20, it was decided on July 31, 2013, at the Extraordinary General Meeting of the Shareholders to adopt the Executive Compensation Policy of the Company, which was recommended by our Compensation Committee and approved by our Board of Directors.  Our approved Executive Compensation Policy includes the above referenced form of Indemnification Agreement to be entered into by the Company with our directors and officers serving in such capacities from time to time, as well as the above referenced directors and officers liability insurance policy. Under the Executive Compensation Policy, any change to the Indemnification Agreement or the insurance policy, including the cost and/or any changes which materially depart from the key terms of the current agreement and/or insurance policy (provided that such changes apply equally to all executives of the Company, including directors) will be submitted to the Company’s Compensation Committee and the board of directors for their approval but shall not, unless required by law or the Company’s Articles, be presented at a General Meeting of the shareholders.

See also "Item 6 – Directors and Senior Management – Compensation".

Item 8. FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are included herein on pages F-1 through F-43.

A1. See Item 18 for our consolidated financial statements.

A2. See Item 18 for our consolidated financial statements, which cover the last three financial years.

A3. See page F-3 for the audit report of our accountants, entitled "Report of Independent Registered Public Accounting Firm".

A4. Not applicable.

A5. Not applicable.

A6. See Note 12A to our audited consolidated financial statements included in Item 18 of this annual report for the geographic distribution of our sales based on the location of the customer.

A7. Litigation.

On March 2, 2012 Internet Machines LLC, a Texas limited liability company filed a patent infringement lawsuit in the Court against numerous defendants (including many switch manufacturers) with respect to certain patents for switches, and included our US subsidiary amongst the list of defendants named in such lawsuit. The lawsuit claimed that the defendants infringed certain patents purported to be owned by Internet Machines LLC and sought unspecified compensation for damages as well as injunctive relief. The defendants filed answers and counterclaims to the complaint asserting that they did not infringe any claims of the asserted patents and the claims of the patents were invalid and/or unenforceable. While one of our switch suppliers (which was also named as a defendant in the aforesaid lawsuit) agreed to indemnify us with respect to certain liabilities, there was no certainty that we would have been ultimately able to collect all or any amounts under such indemnity should we would have been found liable under the lawsuit. On September 4, 2012, the Court granted the defendants' motion to stay the pending litigation and on April 28, 2015, the lawsuit was dismissed with prejudice by the Court.

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

On March 15, 2017 our Board of Directors declared a dividend of US $1.00 per share payable on April 5, 2017 to shareholders of record at the close of the NASDAQ Global Select Market on March 27, 2017, and in the aggregate amount of approximately US $7.4 million for 2016.

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

The table below sets forth the high and low reported sales prices in Dollars of our ordinary shares, as reported by NASDAQ during the indicated periods:

PERIOD	LOW	HIGH
LAST 6 CALENDAR MONTHS
March 2017	37.35	50.00
February 2017	35.02	39.01
January 2017	34.86	41.50
December 2016	37.60	41.11
November 2016	34.46	41.20
October 2016	34.89	42.69
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
First Quarter 2017	34.86	50.00
Fourth Quarter 2016	34.46	42.69
Third Quarter 2016	27.06	44.00
Second Quarter 2016	25.48	34.35
First Quarter 2016	26.15	34.20
Fourth Quarter 2015	25.00	33.96
Third Quarter 2015	24.86	37.24
Second Quarter 2015	34.80	44.54
FIVE MOST RECENT FULL FINANCIAL YEARS
2016	25.48	44.00
2015	24.86	48.43
2014	26.00	73.44
2013	17.97	46.15
2012	13.11	20.33

On December 27, 2005, our shares commenced trading on the TASE in Israel under the symbol "SILC" (in Hebrew letters). On October 26, 2015, our Board of Directors resolved to act to delist the Company’s shares from trading on the TASE. The last trading day in our shares on the TASE was January 26, 2016, and on January 28, 2016, our shares were delisted from trading on the TASE. The following table sets forth, for the periods indicated, the high and low reported sales prices, in NIS, of the ordinary shares on the TASE, until delisted from trading as set forth above:

PERIOD	LOW	HIGH
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
First Quarter 2016[1]	125.00	169.00
Fourth Quarter 2015	97.08	131.10
Third Quarter 2015	96.01	141.60
Second Quarter 2015	134.90	178.30
First Quarter 2015	125	189.60
FIVE MOST RECENT FULL FINANCIAL YEARS
2015	96.01	189.60
2014	89.74	257.20
2013	66.50	166.60
2012	51.60	73.00
2011	44.16	80.64

(1) Until January 28, 2016, when the Company's shares were delisted from trading on the TASE in accordance with the Company's initiated delisting procedure.

Item 10.  ADDITIONAL INFORMATION

A.           Share Capital

Not applicable

B.           Memorandum and Articles of Association

Articles of Association

Our shareholders approved our Amended and Restated Articles on January 24, 2008, as well as certain additional amendments to the Articles on April 11, 2012 and June 8, 2016. Our objective as stated in the Articles is to carry on any business and perform any act which is not prohibited by law.

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

In general, a simple majority is required to amend our Articles.

Pursuant to the Israeli Companies Law, resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	Appointment or termination of our auditors;
•
Appointment and dismissal of external directors, unless the company elects to opt-in to the exemptions promulgated under the Amendment to the Relief Regulations as detailed above, under which there is no requirement to appoint external directors;

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

•	Amendments to our Articles; and
•	Approval of an increase or decrease of the registered share capital.

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

Our ordinary shares may generally be freely transferred under our amended and restated Articles, unless the transfer is restricted or prohibited by applicable law or the rules of the stock exchange on which the shares are traded. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our amended and restated Articles or the laws of the State of Israel, except under certain circumstances for ownership by nationals of certain countries that are, or have been, in a state of war with Israel.

The Companies Law

We are subject to the provisions of the Companies Law. The Companies Law codifies the fiduciary duties that "office holders", including directors and executive officers, owe to a company. An office holder, as defined in the Companies Law, is a general manager (also referred to as the "chief executive officer"), chief business manager, deputy general manager, vice general manager, executive Vice-President, Vice-President, any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title, as well as a director, or another manager directly subordinate to the general manager. Each person listed in the table in "Item 6 – Directors, Senior Management and Employees" above is an office holder of Silicom.

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

According to the Companies Law, the personal interest disclosure requirements discussed above also apply to a "controlling shareholder" of a public company. Such requirements also apply to certain shareholders of a public company who have a personal interest in the adoption by the shareholders of certain proposals with respect to (i) certain private placements that will increase their relative holdings in the company, (ii) certain special tender offers or forced bring along share purchase transactions, (iii) election of external directors, (iv) approval of a compensation policy governing the terms of employment and compensation of office holders, (v) approval of the terms of employment and compensation of the general manager, (vi) approval of the terms of employment and compensation of office holders of the company when such terms deviate from the compensation policy previously approved by the company’s shareholders, and (vii) approving the appointment of either (1) the chairman of the board or his/her relative as the chief executive officer of the company, or (2) the chief executive officer or his/her relative as the chairman of the board of directors of the company. If any shareholder casting a vote at a shareholders meeting in connection with such proposals as aforesaid does not notify the company if he, she or it has a personal interest with respect to such proposal, his, her or its vote with respect to the proposal will be disqualified.

The term "controlling shareholder" is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company, and the definition of "controlling shareholder" in connection with matters governing: (i) extraordinary transactions with a "controlling shareholder" or in which a "controlling shareholder" has a personal interest, (ii) certain private placements in which the "controlling shareholder" has a personal interest, (iii) certain transactions with a "controlling shareholder" or relative with respect to services provided to or employment by the company, (iv) the terms of employment and compensation of the general manager, and (v) the terms of employment and compensation of office holders of the company when such terms deviate from the compensation policy previously approved by the company’s shareholders, also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company (and the holdings of two or more shareholders which each have a personal interest in such matter will be aggregated for the purposes of determining such threshold).

In general, extraordinary transactions with a "controlling shareholder" or in which a "controlling shareholder" has a personal interest, and agreements relating to non-office holder employment and compensation terms of a "controlling shareholder" (or a relative of such) or to the provision of services to the company by such "controlling shareholder" (or relative of such), require the approval of the audit committee, the board of directors and the shareholders of the company. Agreements relating to the terms of office and employment of a "controlling shareholder" (or relative of such) as an office holder in the company require the approval of the compensation committee, the board of directors and the shareholders of the company.

The shareholder approval for such matters requiring shareholder disclosure of a personal interest as noted above, generally must either include at least a majority of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company. The shareholder approval for approving the appointment of either (1) the chairman of the board or his/her relative as the chief executive officer of the company, or (2) the chief executive officer or his/her relative as the chairman of the board of directors of the company, must either include at least two-thirds of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company. Agreements and extraordinary transactions with a "controlling shareholder" or in which a "controlling shareholder" has a personal interest, or agreements relating to any employment terms of a "controlling shareholder" (or relative if such) or to the provision of services to the company by such "controlling shareholder" (or relative if such), as aforesaid, with duration exceeding three years, are subject to re-approval once every three years by the audit committee (or compensation committee, as applicable), the board of directors and the shareholders of the company. Extraordinary transactions with a "controlling shareholder" or in which a "controlling shareholder" has a personal interest may be approved in advance for a period exceeding three years if the audit committee determines such approval reasonable under the circumstances. In addition, agreements and extraordinary transactions with duration exceeding three years which were approved prior to Amendment 16 to the Companies Law, which was passed by the Israeli legislature, the Knesset, in March 2011 and which came into effect gradually during the year 2011 (the "Amendment 16") will need to be re-approved by the proper corporate actions at the later of (i) the first general meeting held after May 14, 2011, (ii) November 14, 2011 or (iii) the expiration of three years from the date on which they were originally approved, even though they were properly approved prior to the passing of the Amendment 16.

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

•	20 percent or more of the voting rights in the company prior to such issuance are being offered.
•	All or part of the consideration for the offering is not cash or registered securities, or the private placement is not being offered at market terms.
2.	A private placement which results in anyone becoming a "controlling shareholder" of the public company.

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

In addition, any "controlling shareholder", any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company's articles of association, has the power to appoint or prevent the appointment of an office holder in the company is under a duty to act with fairness towards the company. The breach of such duty is governed by Israeli contract laws. The Companies Law does not describe the substance of this duty to act with fairness, but provides that laws applicable to a breach of contract, adjusted according to the circumstances, and taking into account the status within the company of such shareholder, shall apply to a breach of such duty.

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

As stated above, the Israeli legislature, the Knesset, approved Amendment 16 to the Companies Law which came into effect during 2011, Amendment 20 which came into effect at the end of 2012, and Amendment 22 which came into effect at the beginning of 2014 and Amendment 26 which came into effect at the end of 2014. The purposes of these amendments to the Companies Law were to revise and enhance existing provisions governing corporate governance practices of Israeli companies, to regulate executive pay in Israeli publicly traded companies and to revise and enhance existing provisions governing approval of executive compensation. The principal provisions set forth in these amendments to the Companies Law are incorporated into the above discussions of the Company. Additional changes to the Companies Law pursuant to these recently passed amendments include:

•
Code of Corporate Governance. Under the Sixteenth Amendment, a code of recommended corporate governance practices has been attached as an annex to the Companies Law. In the explanatory notes to the legislation, the Knesset noted that an "adopt or disclose non-adoption" regulation would be issued by the ISA with respect to such code. As of the date of this Annual Report, the ISA has issued reporting instructions with respect to this code which are applicable only to publicly traded companies whose securities are traded solely on the Tel Aviv Stock Exchange and which report solely to the ISA.

•
Fines. The ISA shall be authorized to impose fines on any person or company performing a violation, in connection with a publicly traded company which reports to the ISA, and specifically designated as a violation under the Sixteenth Amendment.

Although we expect to be in compliance with the Companies Law, there is no assurance that we will not be required to adjust our current corporate governance practices, as discussed in this annual report, pursuant to the provisions of the Companies Law, and recently passed amendments to the Companies Law.

The Israeli Securities Law and the Securities Law Amendment

On February 27, 2011, an amendment to the Israeli Securities Law came into effect (the "Securities Law Amendment"), which applies to Israeli public companies, including companies the securities of which are also listed on NASDAQ Global Market. The main purpose of the Securities Law Amendment is creating an administrative enforcement procedure to be used by the ISA to enhance the efficacy of enforcement in the securities market in Israel. The new administrative enforcement procedure may be applied to any company or person (including director, officer or shareholder of a company) performing any of the actions specifically designated as breaches of law under the Securities Law Amendment.

Furthermore, the Securities Law Amendment requires that the chief executive officer of a company supervise and take all reasonable measures to prevent the company or any of its employees from breaching the Israeli Securities Law.

Under the Securities Law Amendment, a company cannot obtain insurance against or indemnify a third party (including its officers and/or employees) for any administrative procedure and/or monetary fine (other than for certain legal expenses and payments of damages to an injured party). The Securities Law Amendment permits insurance and/or indemnification for expenses related to an administrative procedure, such as reasonable legal fees, provided that it is permitted under the company's articles of association. In January 2012 each of our Audit Committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers serving in such positions from time to time so as to reflect this amendment, subject to approval of our shareholders to the relevant changes required to our Articles. Our shareholders approved these amendments to the Articles and a revised form of Indemnification Agreement for directors serving in such capacity from time to time, at the Annual General Meeting of the Shareholders held on April 11, 2012. As per Amendment 20, it was decided on July 31, 2013, at the Extraordinary General Meeting of the Shareholders to adopt the Executive Compensation Policy of the Company, which had been recommended by our Compensation Committee and approved by our Board of Directors.  The Policy was re-approved by our shareholders at the Annual General Meeting which took place on June 8, 2016. Our approved Executive Compensation Policy includes the above referenced form of Indemnification Agreement to be entered into by the Company with our directors and officers serving in such capacities from time to time.

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

•
Independence, Nomination and Compensation of Directors – A majority of our Board of Directors may not necessarily be comprised of independent directors as defined in NASDAQ Listing Rule 5605(a)(2). Our Board of Directors contains two external directors in accordance with the provisions of the Companies Law. Israeli law does not require, nor do our external directors conduct, regularly scheduled meetings at which only they are present. In addition, with the exception of our external directors, our directors are elected to our Board of Directors in accordance with the new directors voting mechanism approved by our shareholders on the Annual General Meeting which took place on June 8, 2016. According to said directors voting mechanism, directors are divided into three groups, Group A, Group B and Group C. Each group is brought for re-election once every three years, on a rotating basis, such that at each annual general meeting of the shareholders a given group of directors is brought for election, to serve on a continuous basis for a three-year term, until the third annual general meeting following the meeting on which such group was elected for service and until their respective successors are duly elected, at which point their term in office shall expire. At each annual general meeting, the annual general meeting shall be entitled to elect directors to replace the directors whose three-year term in office has expired, and so on ad infinitum, so that each year, the term in office of one group of directors shall expire. The nominations for director which are presented to our shareholders are generally made by our board of directors. One or more shareholders of a company holding at least one percent of the voting power of the company may nominate a currently serving external director for an additional three year term. Israeli law does not require the adoption of, and our board has not adopted, a formal written charter or board resolution addressing the nomination process and related matters. Compensation of our directors and other officers of the Company is determined in accordance with Israeli law.

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

•
Compensation Committee - We follow the provisions of the Companies Law with respect to matters in connection with the composition and responsibilities of our Compensation Committee, office holder compensation, and any required approval by the shareholders of such compensation. Israeli law, and our amended and restated Articles, do not require that a compensation committee composed solely of independent members of our board of directors determine (or recommend to the board of directors for determination) an executive officer’s compensation, as required under NASDAQ’s listing standards related to compensation committee independence and responsibilities; nor do they require that the Company adopt and file a compensation committee charter. Instead, our compensation committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Companies Law. Furthermore, the compensation of office holders is determined and approved by our Compensation Committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our previously approved Executive Compensation Policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Companies Law. The requirements for shareholder approval of any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Companies Law. Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Companies Law, including seeking prior approval of the shareholders for the Executive Compensation Policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with NASDAQ Listing Rules.

•
Quorum – Under Israeli law a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our Articles provide that a quorum of two or more shareholders, present in person or by proxy, holding shares conferring in the aggregate more than thirty three and a third (33 1/3%) percent of the voting power of the Company is required for commencement of business at a general meeting.

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
•
Equity Compensation Plans – We do not necessarily seek shareholder approval for the establishment of, and amendments to, stock option or equity compensation plans (as set forth in NASDAQ Listing Rule 5635(c)), as such matters are not subject to shareholder approval under Israeli law. We will attempt to seek shareholder approval for our stock option or equity compensation plans (and the relevant annexes thereto) to the extent required in order to ensure they are tax qualified for our employees in the United States. However, even if such approval is not received, then the stock option or equity compensation plans will continue to be in effect, but the Company will be unable to grant options to its U.S. employees that qualify as Incentive Stock Options for U.S. federal tax purpose. Our stock option or other equity compensation plans are also available to our non-U.S. employees, and provide features necessary to comply with applicable non-U.S. tax laws.

C.           Material Contracts

All of our contracts over the past two years have been entered into in the ordinary course of business, except for some of our real property leases, the Fiberblaze SPA and the ADI APA.

Fiberblaze Share Purchase Agreement

On December 10, 2014, we entered into the Fiberblaze SPA with Fiberblaze, Fiberblaze Holding, Hilmer, Jakob Hilmer and Nikolaj Herman (Fiberblaze Holding and Hilmer together, the "Selling Shareholders"). Under the Fiberblaze SPA, we purchased all of the share capital of Fiberblaze and Fiberblaze US LLC, a New York company and wholly owned subsidiary of Fiberblaze, for consideration of approximately $10,000,000 in cash (of which $3,000,000 was deposited in an escrow account to be distributed in accordance with specific terms or to be released to the Selling Shareholders upon the lapse of 18 months from the date of the Fiberblaze SPA), subject to certain adjustments, as well as additional consideration to be paid upon the attainment of future performance milestones relating to Fiberblaze revenues and achievement of design wins until August 31, 2015 (the "Additional Consideration"). Under the terms of the Fiberblaze SPA, ninety percent of the Additional Consideration, which amounted to $1,460,000, was paid in cash during 2016, and the remaining ten percent was paid by way of a grant of 6,704 options to purchase the Company’s ordinary shares with an exercise price equal to the closing trading price of the Company's ordinary shares on the NASDAQ Stock Market on the date of grant.

ADI Engineering Asset Purchase Agreement

On September 30, 2015, we, together with one of our wholly owned subsidiaries, Silicom Connectivity Solutions, Inc., entered into the ADI APA with ADI, Steve Yates and Patricia Yates. Under the ADI APA, we purchased ADI's assets in consideration for an amount equal to $10,000,000 in cash at closing, as well as the Excess Consideration to be paid upon the attainment of future performance milestones for each of the years 2015, 2016 and 2017. In April 2016 we paid Excess Consideration for 2015 in the amount of $3,000,000. We did not pay any Excess Consideration for 2016 due to nonattainment of the requisite performance milestones for such payment. For additional information see Note 3A to our consolidated financial statements included elsewhere in this annual report.

Information regarding our real property leases is provided in "Item 4 – Information on the Company – Property, Plant and Equipment" and "Item 19 – Exhibits".

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

E.           Taxation

The following is a summary of some of the current tax law applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of specified Israeli tax consequences to our shareholders and government programs from which we benefit. To the extent that the discussion is based on tax legislation (including the legislation passed as part of the recent tax reform in Israel) that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities or courts.

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

General Corporate Tax

Israeli companies are subject to corporate tax at the rate of 24% as of 2017, and 23% as from 2018. However, the effective tax rate payable by a company which derives income from a "Benefited Enterprise" (as further discussed below) may be considerably less.

In 2006, transfer pricing regulations came into force, following the introduction of Section 85A of the Israeli Income Tax Ordinance (New Version), 5721-1961, referred to herein as the Israeli Tax Ordinance, under Amendment 132. In principal, the transfer pricing rules require that cross-border transactions between related parties be carried out implementing an arms’ length principle and reported and taxed accordingly.

In 2008, an amendment to the Income Tax Law (Inflationary Adjustments), 1985 was enacted which limits the scope of the law starting in 2008 and thereafter. Starting in 2008, the revenues for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, among other provisions, the elimination of the inflationary additions and deductions and the additional deduction for depreciation for the period starting in 2008.

The Encouragement of Capital Investments Law, 1959

Certain of our facilities have been granted "Benefited Enterprise" status under the Encouragement of Capital Investments Law, 1959, (the "Investment Law"). In the past, the Investment Law provided that a capital investment in eligible facilities might, under certain circumstances and upon approval of the appointed authority, designated as a "Benefited Enterprise". Each certificate of approval for a "Benefited Enterprise" related to a specific investment program delineated both by its financial scope, including its capital sources and its physical characteristics, for example, the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific "Benefited Enterprise".

An amendment to the Investment Law which came into effect as of April 1, 2005 (the "First Amendment") has significantly changed the provisions of the Investment Law. The First Amendment determined criteria for the approval of a facility as a "Benefited Enterprise", such as provisions generally requiring that at least 25% of the income of a "Benefited Enterprise" will be derived from exports. Additionally, as explained below, the First Amendment sets forth major changes in the manner in which tax benefits were awarded under the Investment Law whereby companies would no longer require appointed authority's approval (and "Benefited Enterprise" status) in order to qualify for tax benefits. However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Therefore, the tax benefits granted to our Benefited Enterprises under the Investment Law prior to the First Amendment, generally were not subject to the provisions of the First Amendment. Many of the requirements under the Investment Law following the First Amendment were amended again in a second amendment to the Investment Law (the "Second Amendment"), as will be described below.

Tax Benefits Prior to the First Amendment

In general, taxable income of a company derived from a "Benefited Enterprise" was subject to tax exemption and/or reduced corporate tax (this also applies to Benefited Enterprises approved after the First Amendment, as explained below). The reduced corporate tax rate applies for a period of time termed the "benefit period". The benefit period was a period of seven years commencing with the year in which the "Benefited Enterprise" first generates taxable income. In any event, the benefit period was limited to 12 years from the commencement of production or operation, or 14 years from the year in which the approval was received, whichever is earlier. Under certain circumstances (as further detailed below), the benefit period may have been extended to a maximum of ten years from the commencement of the benefit period. In the event that a company was operating under more than one approval or that only part of its capital investments were approved (a "Mixed Enterprise"), its effective corporate tax rate was the result of a weighted combination of the various applicable rates.

Prior to the First Amendment, a company owning a "Benefited Enterprise" approved after April 1, 1986 (or prior thereto provided no government grants or loans had previously been granted regarding such enterprise) was entitled to elect (as we have) to forego certain Government grants extended to Benefited Enterprises in return for an "alternative route" of tax benefits (the "Alternative Route"). Under the Alternative Route, a company’s undistributed income derived from a "Benefited Enterprise" was exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the "Benefited Enterprise" within Israel, and such company was eligible for the reduced tax rates under the Investment Law for the remainder of the benefit period as mentioned above.

Our production facilities have been granted "Benefited Enterprise" status under the Alternative Route according to the Investment Law. The initial Benefited Enterprise status was granted in 1988 ("Initial Benefited Enterprise"). An extension program was granted "Benefited Enterprise" status in 1995 (the "Extended Benefited Enterprise"). Income derived from our Benefited Enterprises is tax exempt during six years of the seven year tax benefit period and is subject to a reduced tax rate of 25% in the seventh year. The seven year period of benefits commences in the year the "Benefited Enterprise" first earns taxable income but is limited to twelve years from commencement of production or fourteen years from date of approval, whichever is earlier. The period of tax benefits, relating to our Initial Benefited Enterprise, commenced in 1991 and expired in 1997. The period of tax benefits relating to our Extended Benefited Enterprise commenced in 1997 and expired in 2006, as explained below.

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

The entitlement to the above benefits is conditional upon our fulfillment of the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in the "Benefited Enterprise". In the event of failure to comply with these conditions, the benefits may be canceled and we may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences, interest and penalties. Should we derive income from sources other than the "Benefited Enterprise" during the relevant periods of benefits, such income will be taxable at regular corporate tax rates stated above.

A company that elected the Alternative Route prior to the First Amendment and that subsequently paid a dividend out of tax exempted income derived from the Benefited Enterprise(s) will be subject to Company Tax in the year the dividend is distributed in respect of the amount distributed (including the corporate tax thereon), at the rate that would have been applicable had the company not elected the Alternative Route. In addition, the dividend recipient is taxed at the rate applicable to dividends from Benefited Enterprises, if the dividend is distributed during the tax exemption period or within a specified period thereafter (in the event, however, that the company qualified as a Foreign Investors' Company, there was no such time limitation).

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
The Investment Law also provided that a "Benefited Enterprise" was entitled to accelerated depreciation on its property and equipment that were included in an approved investment program. We have not utilized this benefit.

Grants and certain other incentives received by a company in accordance with the Investment Law remained subject to final ratification by the appointed authority and final determination by the Israeli Tax Authority. Such ratification and determination were conditional upon fulfillment of all of the terms of the approved program.

Tax Benefits under the First Amendment

As a result of the First Amendment, a company was no longer required to acquire "Benefited Enterprise" status in order to receive the tax benefits previously available under the Alternative Route and therefore such companies did not need to apply to the appointed authority for this purpose.

Tax benefits were available under the First Amendment to production facilities and other eligible facilities, which were generally required to derive more than 25% of their business income from exports. In order to receive the tax benefits, the First Amendment stated that the company must make an investment in the "Benefited Enterprise" exceeding a minimum amount specified in the Investment Law. Such investment could have been made over a period of no more than three years, such period concluding at the end of the year in which the company requested to have the tax benefits apply to its "Benefited Enterprise" (the "Year of Election"). Where the company requested to have the tax benefits apply to an expansion of existing facilities, only the expansion was considered a "Benefited Enterprise" and the company’s effective tax rate was the result of a weighted combination of the applicable rates. In the case of an expansion of existing facilities, the minimum investment required in order to qualify as a "Benefited Enterprise" was determined as a certain percentage of the company’s production assets before the expansion and in any case was not less than a minimum amount specified in the Investment Law.

The tax benefits which were available under the First Amendment to qualifying income of a "Benefited Enterprise" were determined by the geographic location of the "Benefited Enterprise" in Israel. The Investment Law divides the country into three zones – A, B and C, so that a "Benefited Enterprise" operating in Zone A (which generally includes areas remote from the center of Israel) received the greatest benefits and Benefited Enterprises in Zone C received the least benefits.

The First Amendment provided that a company producing income from a "Benefited Enterprise" in Zone A could have elected either that (i) the undistributed income derived from the "Benefited Enterprise" will be fully tax exempt for the entire benefit period described below (the "Tax Exemption"), in which case the ordinary provisions described below concerning the taxation of the company and shareholder for distribution of dividends will apply; or (ii) that the income from its "Benefited Enterprise" will be subject to corporate tax at a rate of a 11.5%, in which case dividends paid out of such income to a foreign resident will be taxed at a rate of 4% and to an Israeli resident will be taxed at a rate of 20%, and the company will not be subject to additional tax upon dividend distribution. Further benefits were available in the event of certain large investments by multinational companies. Benefited Enterprises located in Zones B and C was exempt from tax for six and two years, respectively, and subject to tax at a rate of 10%-25% for the remainder of the benefit period, depending on the extent of foreign investment in the Company, as described above.

Dividends paid out of income derived by a "Benefited Enterprise", or out of dividends received from a company whose income was derived from a "Benefited Enterprise", were generally subject to withholding tax at the rate of 15% (or 20% if the Year of Election is 2014 onwards) or less under certain anti double-taxation treaties, such tax being deductible at source. The reduced withholding tax rate of 20% was limited to dividends and distributions out of income derived during the benefit period and actually paid at any time up to 12 years thereafter. A company qualified for tax benefits under the First Amendment which paid a dividend out of income derived by its "Benefited Enterprise" during the Tax Exemption period will be subject to corporate tax in respect of the gross amount of the dividend. The rate of the tax was the rate which would have been applicable had the company not been tax exempt. Such tax rate was lower in the case of a qualified "Foreign Investors' Company".

The period for which tax benefits were available under the First Amendment was also determined by the geographical location of the "Benefited Enterprise" in Israel. The benefit period for Benefited Enterprises in Zone A ended on the earlier of (i) a period of ten years from the tax year in which the company first derived taxable income from the "Benefited Enterprise" (the "Commencement Year"); or (ii) twelve years (or in certain cases fourteen years) from the first day of the Year of Election. The benefit period for Benefited Enterprises in Zones B and C was extended until the earlier of (i) seven years from the Commencement Year or (ii) 12 years from the first day of the Year of Election. This period could have been extended for Benefited Enterprises owned by a "Foreign Investors’ Company" during all or part of the benefit period.

Additionally, the First Amendment sets forth a minimal amount of foreign investment required for a company to be regarded a "Foreign Investors’ Company".

We have selected the 2004 tax year, the 2006 tax year, the 2009 tax year and the 2012 tax year to be our Year of Election, from which the period of benefits under the Investment Law commenced.

There can be no assurance that we will attain approval for additional tax benefits under the First Amendment, or receive approval for Benefited Enterprises in the future.

The Second Amendment to the Investment Law

The Israeli legislature approved significant changes to the Investment Law, which revamped the tax incentive regime in Israel and which became effective as of January 6, 2011. The main changes enacted under the Second Amendment are, inter alia, as follows:

•
Replacement of all future tax incentives under the existing law as amended by the First Amendment; as a result, commencing 2011, industrial companies that meet the conditions set out by the Second Amendment will no longer be entitled to the existing tax incentives provided under the First Amendment, such as the exemption from tax on undistributed profits and a reduced tax rate thereafter, but rather to the tax incentives under the Second Amendment;

•
Under the transition provisions, any tax benefits obtained prior to 2011 shall continue to apply until expired, unless the company elects to apply the provisions of the Second Amendment to its income; and

•
Pursuant to the second Amendment, a "Preferred Enterprise" is entitled to a reduced corporate flat tax rate of 15% with respect to its preferred income derived by its "Preferred Enterprise" in 2011-2012, unless the "Preferred Enterprise" is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rates are 12.5% and 7% with respect to 2013,16% and 9% with respect to 2014, 16% and 9% with respect to 2015-2016 and 16% and 7.5% with respect to 2017 and thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the "Special Preferred Enterprise" is located in a certain development zone. Under the Second Amendment, the tax incentives offered by the Investment Law are no longer dependent neither on minimum qualified investments nor on foreign ownership. Companies will be able to enjoy both government grants and tax benefits concurrently. Governmental grants will not necessarily be dependent on the extent of enterprise’s investment in assets and/or equipment. Commencing 2011, the approval of "Preferred Enterprise" status by either the Israeli Tax Authorities or the appointed authority will be accepted by the other. Therefore a "Preferred Enterprise" will be eligible to receive both tax incentives and government grants, under certain conditions.

"Preferred Income" is defined as income from the sale of products of the "Preferred Enterprise" (including components that were produced by other enterprises); income from the sale of semiconductors by other non related enterprises which use the Preferred Enterprise’s self-developed know-how; income for providing a right to use the Preferred Enterprise’s know-how or software; royalties from the use of the know-how or software which was confirmed by the Head of The appointed authority to be related to the production activity of the "Preferred Enterprise" and services with respect to the aforementioned sales. In addition, the definition of "Preferred Income" also includes income from the provision of industrial R&D services to foreign residents to the extent that the services were approved by the Head of Research for the Industrial Development and Administration.

A "Preferred Enterprise" is defined as an Industrial Enterprise (including, inter alia, an enterprise which develops software, an enterprise which provides approved R&D services to foreign residents and an enterprise which the Chief Scientist confirmed is carrying out R&D in the field of alternative energy), which generally more than 25% of its business income is from export to market consisting more than 14 million residents. As mentioned above, the new tax incentives no longer depend on minimum qualified investments nor on foreign ownership.

Chapter B2 of the Investment Law determines the conditions and limitations applying to the tax benefits offered to a "Special Preferred Enterprise". Chapter B2 determines that a "Special Preferred Enterprise" is entitled to benefited corporate income tax rate: of 5% if located in a preferred zone and 8% if not.

A "Special Preferred Enterprise" is defined following the Second Amendment as a "Preferred Enterprise" which meets one of the following conditions: (a) its Preferred Income is equal to or exceeds NIS 1 billion; (b) the total income of the company which owns the "Preferred Enterprise" or which operates in the same field of the "Preferred Enterprise" and which consolidates in its financial reports the company that owns the "Preferred Enterprise" equals or exceeds NIS 10 billion; and (c) its business plan was approved by the authorities as significantly benefitting the Israeli economy, either by an investment of at least NIS 400 - 800 million in assets; 100 - 150 million NIS in R&D or the employment of at least 250 to 500 new employees, for preferred zones and regular zones, respectively.

Dividends paid out of income attributed to a "Preferred Enterprise" are generally subject to withholding tax at source at a rate of 20% (15% until 2014) or such lower rate as may be provided in an applicable tax treaty, subject to the submission and approval of a request submitted on behalf of the recipient of such dividends to the Israel Tax Authority. However, if such dividends are paid to an Israeli company no tax will be withheld. Such an exemption may apply under the transition rules also to dividends distributed to an Israeli company by an Israeli company which owns a "Benefited Enterprise" or a "Benefited Enterprise" and which elected to convert to the new law until June 30, 2015 (in respect to their existing programs).

The Company elected in 2014 to apply the provisions of the Second Amendment to the Investment Law to its income commencing with the 2014 fiscal year. Thus, as from the 2014 fiscal year, we are no longer entitled to the existing tax incentives provided under the First Amendment, such as the exemption from tax on undistributed profits and a reduced tax rate thereafter, but rather to the tax incentives under the Second Amendment.

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

Law for the Encouragement of Industrial Research and Development, 1984

Under the terms of the pre-R&D Amendment regime, research and development programs approved by the Research Committee (the "Research Committee") of the OCS were eligible for grants or loans if they met certain criteria, in return for the payment of royalties from the sale of the product developed in accordance with the program and subject to other restrictions. Once a project was approved, the OCS would award grants of up to 50% of the project’s expenditures in return for royalties, usually at the rate of 3% to 5% of sales of products developed with such grants. For projects approved after January 1, 1999, the amount of royalties payable is up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR.

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

On July 29, 2015, the Israeli Parliament, the Knesset, enacted the R&D Amendment, designated to provide the ability to respond quickly to the challenges of a changing world, after reaching the conclusion that the pre-R&D Amendment regime was found to not to have the required flexibility in today's rapidly changing world. Pursuant to the R&D Amendment, the OCS shall be replaced with the newly established National Authority for Technological Innovation (the "Authority"), which will be comprised of a Council body, the Chief Scientist, the Director General and a member of the Research Committee. According to the R&D Amendment, the Council will have broad discretion regarding material matters, including with respect to the new funding programs ("Tracks"), will be required to determine certain characteristics (which are mainly technical but also include the type of Benefit ("Benefit", as defined under the R&D Amendment, includes grants, loans, exemptions, discounts, guarantees and additional means of assistance, but with the exclusion of purchase of shares),  to be granted as well as its scope, conditions for receipt of approval for the Benefit and the identity of the party which is permitted to perform the approved activities, and may determine additional matters, including delay in payment of the Benefit and requests for provision of guarantees for its receipt, payment of an advance by the Authority, what know-how will be developed and requirements regarding its full or partial ownership, provisions regarding transfer, disclosure or exposure of know-how to third parties in Israel and abroad (including payment or non-payment for the same, as well as ceilings for such payments), requirements with respect to manufacture in Israel and transfer of manufacture abroad (including payment for such transfer), performance of innovative activities for the benefit of third parties, etc. In addition, while the pre-R&D Amendment regime provided base-line default terms and conditions with respect to the core issues relevant for OCS grant recipients, as provided above, these default provisions have been largely rescinded by the R&D Amendment. Many of these matters will now be decided separately for each Track by the Council, based on certain guidelines stipulated in the R&D Amendment. Such guidelines provide, for example, that considerable preference should be given to having ownership of OCS-funded know-how and rights vest with the Benefit recipient and/or with an Israeli company, with transfer of know-how and related rights abroad to be permitted only in exceptional circumstances. In addition, the R&D Amendment determines that the transfer of manufacturing rights abroad, whether under a license or otherwise, shall only be allowed in special circumstances. Nonetheless, these matters are merely guidelines, and the essential matters will be determined by the Council in its discretion. While the R&D Amendment is designated to provide flexibility in the rapidly changing business environment, leaving the above essential matters to the Council's discretion currently causes much ambiguity as to the implementation of the R&D Amendment. Although the R&D Amendment came into force on January 1, 2016, it is still unclear whether the pre-R&D Amendment regulations which determined material matters such as royalty rates, changes to royalty rates upon transfer of manufacturing rights abroad etc. will be rescinded, thus adding to the current uncertainty created by the R&D Amendment.

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

Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969 (the "Industry Encouragement Law"), Industrial Companies (as defined below) are entitled to the following tax benefits:

(a)      Amortization of expenses incurred in connection with certain public securities issuances over a three-year period; and

(b)      Accelerated depreciation rates on know-how, patents and/or right to use a patent or certain other intangible property rights.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Under the Industry Encouragement Law, an "Industrial Company" is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans,  is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production activity.

We believe that we currently qualify as an "Industrial Company" within the definition of the Industry Encouragement Law. No assurance can be given that we will continue to qualify as an "Industrial Company" or that the benefits described above will be available in the future.

Calculation of Results for Tax Purposes

The Israeli Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Investors’ Companies and Certain Partnerships and Determining Their Taxable Income), 1986 provide that as a "Foreign Investors’ Company" (as defined in the Investment Law described above) is eligible to calculate its taxable income in accordance with these regulations, and therefore, if we elect to follow such regulations, our taxable income or loss is to be calculated in Dollars. We have elected to apply these regulations and accordingly our taxable income or loss is calculated in Dollars in the manner set forth in such regulations.

Taxation of our Shareholders

Capital Gains Taxes Applicable to Israeli Resident Shareholders.

In general, an individual is subject to a 25% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a "substantial shareholder" in the company issuing the shares. A "substantial shareholder" is generally a person who alone, or together with his relative or another person who collaborates with him on a permanent basis, holds, directly or indirectly, at least 10% of any of the "Means of control" of the corporation. "Means of control" generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right.

A "substantial shareholder" will be subject to tax at a rate of 30% in respect of real capital gains derived from the sale of shares issued by a company in which he or she is a "substantial shareholder". The determination of whether the individual is a "substantial shareholder" will be made on the date on which the securities are sold. In addition, the individual will be deemed to be a "substantial shareholder" if at any time during the 12 months preceding the date of sale, he or she was a "substantial shareholder".

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.
Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our shares, provided that such shareholders did not acquire their shares prior to our initial public offering on the TASE and such gains were not derived from a permanent establishment or business activity of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident(s) (i) have a controlling interest of 25% or more in such non-Israeli corporation; or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, under the U.S.-Israel Income Tax Treaty, 1995, or the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition; or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel; or (iii) the shareholder, being an individual, was present in Israel for a period of time or several periods of time, which aggregate to a total of 183 days or more, during a single taxable year. In either case, the sale, exchange or disposition of the shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, the U.S. resident would be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding of tax at source at the time of sale.

Taxation of Israeli Shareholders on Receipt of Dividends.

Residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our shares at the rate of 25%, which tax will be withheld at the source. With respect to a person who is a "substantial shareholder" at the time of receiving the dividend or on any date within the 12 months preceding such date, the applicable tax rate is 30%.

In case of dividends paid out of the profits of a "Preferred Enterprise", the applicable tax rate is 20% for an individual and 0% for a corporation.

Taxation of Non-Israeli Shareholders on Receipt of Dividends.

Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our shares at the rate of 25% or 30%, if such person (including a non-Israeli corporation) is a "substantial shareholder" at the time of recipient of the dividend or on any date in the 12 months preceding such date, which tax will be withheld at the source, unless a different rate is provided in a tax treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25% or 15% in the case of dividends paid out of the profits of a "Benefited Enterprise" (as such term is defined in the Investment Law), subject to certain conditions. However, generally, the maximum rate of withholding tax on dividends that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year and the dividend is not paid from the profits of a "Benefited Enterprise", the Israeli tax withheld may not exceed 12.5%, subject to certain conditions. A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

In case of dividends paid out of the profits of a "Preferred Enterprise", the applicable tax rate is 20%.

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

	Dividend Distributed on April 5, 2017
Regular Income	0	25	0	25
Preferred Enterprise	100.0000	20	0	20

With regards to the distribution of dividend dated April 17, 2013, the weighted tax for individuals was 18.46031%, for corporations 9.80954%, and for foreign residents 18.46031%. With regards to the distribution of dividend dated April 17, 2014, the weighted tax for individuals was 20.29928%, for corporations 7.05108%, and for foreign residents 20.29928%. With regards to the distribution of dividend dated April 21, 2015, the weighted tax for individuals was 19.64059%, for corporations 0.00000%, and for foreign residents 19.64059%. With regards to the distribution of dividend dated April 14, 2016, the weighted tax for individuals was 20.00000%, for corporations 0.00000%, and for foreign residents 20.00000%. With regards to the distribution of dividend dated April 5, 2017, the weighted tax for individuals was 20.00000%, for corporations 0.00000%, and for foreign residents 20.00000%.

The above noted dividend distributions with respect to the fiscal years 2013, 2014, 2015 and 2016 are each from income sources which would not generate additional tax liability to the Company as a result of such distributions. We anticipate that any future dividends distributed pursuant to our previously announced dividend policy, will likewise be distributed from income sources which will not impose additional tax liabilities on us.

Passive Foreign Investment Company Status under U.S. Federal Income Tax Law

In general, a non-U.S. corporation will be classified for U.S. tax purposes as a passive foreign investment company (hereafter also referred to as a "PFIC") in any taxable year in which either (i) 75% or more of its gross income (including the pro-rata gross income of any company (U.S. or foreign) in which it is considered to own 25% or more of the ordinary shares by value) for the taxable year is passive income, or (ii) at least 50% of the average value of all of its gross assets (including the pro-rata fair market value of the assets of any company in which it is considered to own 25% or more of the ordinary shares by value) during the taxable year, calculated quarterly by value, produce, or are held for the production of, passive income. Passive income for these purposes includes items such as dividends, interest, royalties, rents and gains from commodities and securities transactions.

If we are classified as a passive foreign investment company, highly complex rules will apply to our U.S. shareholders. Accordingly, U.S. shareholders are urged to consult their tax advisors regarding the application of such rules.

If a corporation is a passive foreign investment company, a U.S. shareholder will be subject to one of three alternative taxing regimes:

The simplest is the "QEF" regime. If the shareholder elects to treat the PFIC as a QEF, then each year the shareholder includes in its gross income a proportionate share of the PFIC’s ordinary income and net capital gain. We do not currently intend to prepare or provide the information that would enable you to make a Qualified Election Fund election. A second regime may be elected if the PFIC stock is "marketable". The U.S. shareholder may elect to "mark the stock to market" each year. At the end of each taxable year, the shareholder recognizes gain equal to the excess of the fair market value of the PFIC stock over the shareholder’s tax basis in the stock. Losses may also be recognized to the extent of previously recognized gains.

A U.S. shareholder making neither of these elections is subject to the "excess distribution" regime. The tax is triggered when the shareholder receives an "excess distribution" from the PFIC. An "excess distribution" is either (1) a distribution with respect to stock that is greater than 125% of the average of such distributions over the preceding three years, or (2) 100% of the gain from the disposition of shares in the PFIC.

An "excess distribution" is subject to special tax rules. In most cases, only a portion of it is included in the gross income of the U.S. shareholder and taxed at normal rates. The remainder is never so included, but is used as the basis for calculating a "deferred tax amount", which is simply added to the shareholder’s tax liability.

The deferred tax amount is computed as follows. The "excess distribution" is first ratably allocated, share by share, to each day of the shareholder’s holding period. Portions allocated to the current year, and to any pre-PFIC years (that is, years before 1987, when there were no PFICs, or years before the first year in which the company was a PFIC with respect to that shareholder), are included in ordinary income for the current year. Portions allocated to prior PFIC years are hypothetically taxed at the highest marginal rate in effect for those years (without regard to the shareholder’s actual rate or to any deductions or credits for those years). To this hypothetical tax is added the interest that the shareholder would have paid if it were simply paying that tax late for that year. The sum of the tax and the interest charge is the deferred tax amount, which cannot be offset or otherwise affected by current net operating losses or other deductions.

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

The Federal tax returns of our U.S. subsidiary are open for examination by the Federal Tax Authorities for tax years beginning in 2013. The New Jersey state tax returns of the subsidiary are open to examination by the New Jersey State Tax Authority for the tax years beginning in 2012. The California State Tax returns of the U.S. subsidiary are open to examination by the California State Tax Authority for tax years beginning in 2012. The Virginia State Tax returns of the U.S. subsidiary are open to examination by the Virginia State Tax Authority for tax periods beginning in October 28, 2015.

The Danish tax returns of our Danish subsidiary are open for examination by the Danish Tax Authority for tax years beginning on September 1, 2012.

The Federal tax returns or our U.S. granddaughter company held by our Danish subsidiary, as well as its New York State tax returns and New York City tax returns, are open for examination by the Federal, New York State and New York City Tax Authorities, respectively, for tax years beginning in September 1 2013.

F.            Dividends and Paying Agents

Not applicable

G.           Statement by experts

Not applicable

H.           Documents on Display

We are required to file reports and other information with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act") and the regulations thereunder applicable to foreign private issuers. Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies, we generally do publicly announce our quarterly and year-end results promptly and file periodic information with the SEC under cover of Form 6-K. We are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

You may review a copy of our filings with the SEC, including any exhibits and schedules, at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC's EDGAR system will be available for retrieval on the SEC's website at www.sec.gov. These SEC filings are also available to the public on (i) the ISA’s Magna website at www.magna.isa.gov.il, (ii) the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il, and (iii) from commercial document retrieval services. The documents referred to in this document may be inspected at the Company’s offices, located at 14 Atir Yeda Street, Kfar Sava, Israel 4464323.

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

I.             Subsidiary information

Not applicable

Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows. Our primary market risk exposures relate to our investment portfolio and fluctuation of the exchange rate of the US Dollar, which is the primary currency in which we conduct our operations, against the NIS with respect to the Company's Israeli operations, and against the DKK and Euro with respect to Danish operations.

Interest Rate Risk

As of December 31, 2016, our investment portfolio consisted of approximately $24.0 million invested in corporate debt securities. These securities are classified as "held to maturity". All of the Company's investments are in fixed-rate instruments. In addition, since the securities are "held to maturity", any changes in fair value of the Company's instruments due to fluctuations in the interest rates, that are not classified as other-than-temporary impairment (OTTI), do not affect the Company's profit or loss.

For quantitative information on the Company's marketable securities, please see Note 5 to our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2016 we did not have any short or long term interest bearing loans or debts, hence with respect to the Company's business operations, we do not have any exposure to interest rate risk.

Foreign Currency Exchange Risk

Most of our revenues are generated in U.S. Dollars. In addition, most of our costs are denominated and determined in U.S. Dollars and NIS. According to the salient economic factors indicated in ASC 830 "Foreign Currency Matters" (formerly SFAS No. 52), "Foreign Currency Translation", our cash flow, sale price, sales market, expense, financing and inter-company transactions, and arrangement indicators, are predominantly denominated in U.S. Dollars, and so, the U.S. Dollar is the primary currency of the economic environment in which we operate. Thus, the U.S. Dollar is our functional and reporting currency.  In our balance sheet, we re-measure into U.S. Dollars all monetary accounts (principally cash and cash equivalents and liabilities) that are maintained in other currencies. For this re-measurement, we use the relevant foreign exchange rate at the balance sheet date. Any gain or loss that results from this re-measurement is reflected in the statement of operations as appropriate. We measure and record non-monetary accounts in our balance sheet in U.S. Dollars. For this measurement, we use the U.S. dollar value in effect at the date that the asset or liability was initially recorded in our balance sheet (the date of the transaction).

As of December 31, 2016 we had accounts receivable in NIS or in funds linked thereto in the amount of $5,215 thousand. Market risk was estimated as the potential decrease in balance resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the balance of our accounts receivable would decrease by $474 thousand. As of December 31, 2016 we had accounts payable in NIS or linked thereto in the amount of $7,351 thousand. Market risk was estimated as the potential increase in balance resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such decrease in the Dollar exchange rate, the balance of our accounts payable would increase by $817 thousand.

As of December 31, 2016, the foreign currency exchange rate risk for Silicom deriving from our accounts receivable and accounts payable in DKK or in Euro are negligible.

In 2016 there was a decrease of 1.46% in the Dollar exchange rate to the NIS which resulted in an aggregate increase in the fair value of our assets of $90 thousand and an aggregate increase in the fair value of our liabilities of $143 thousand.

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

Our operating expenses may be affected by fluctuations in the value of the U.S. Dollar as it relates to the NIS. By way of example, a hypothetical 10% weakening in the value of the U.S. Dollar relative to the NIS in 2016 would have resulted in an increase in operating expenses of approximately $1,237 thousand for the year ended December 31, 2016. In addition, our operating expenses may be affected by fluctuations in the value of the U.S. Dollar as it relates to the DKK. By way of example, a hypothetical 10% weakening in the value of the U.S. Dollar relative to the DKK in 2016 would have resulted in an increase in operating expenses of approximately $346 thousand for the year ended December 31, 2016.

As of December 31, 2016, all of our investments, other than a portion of our cash and cash equivalents comprising a small portion of our overall investment portfolio, consisted of investments denominated in U.S. Dollars, and our portfolio is therefore not subject to significant exposure to foreign currency exchange risk.

As of December 31, 2016, we were not engaged in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations.

Credit Risk

Our investment portfolio includes "held to maturity" marketable securities. These securities include investments issued by highly rated corporations. As of December 31, 2016, the rating of the securities in our portfolio was at least A. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations), which were exacerbated by the recent turmoil that has affected the financial markets and the global economy and caused credit issues for a number of reputable financial institutions. Any changes in fair value of our investment securities due to credit risk do not affect our profit or loss unless there is OTTI (referred to in ASC 320-10).

As of December 31, 2016, we were not required to adjust the carrying value of our investment securities since there were no other-than-temporary impairments.

Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II.

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e) and Rule 15d-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective.

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

Management assessed our internal control over financial reporting as of December 31, 2016, the end of our fiscal year. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control — Integrated Framework (2013)".

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2016 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. We reviewed the results of management’s assessment with the Audit Committee of our Board of Directors.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2016 and 2015, audit-related services and tax services rendered by Somekh Chaikin, a member firm of KPMG International.

	2016	2015
Audit Fees(1)	$120,000	$110,000
Audit-Related Fees(2)	--	$22,000
Tax Fees(3)	$55,000	$37,500

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

(3) Tax Fees are the aggregate fees billed for professional services rendered for tax compliance, transfer pricing studies, and tax advice other than in connection with the Audit. Tax compliance involves audit of original and amended tax returns, tax planning and tax advice.

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

Item 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not Applicable.

Item 16G. CORPORATE GOVERNANCE

Our corporate governance practices differ from those followed by domestic companies as required under the listing standards of the NASDAQ Global Market, due to an exemption that we obtained from NASDAQ as foreign private issuer which enables us to comply with our home country laws of the State of Israel, including the provisions of the Companies Law, in lieu of NASDAQ Listing Rules.  Below is a concise summary of the significant ways in which our corporate governance practices differ from the corporate governance requirements of NASDAQ applicable to domestic U.S. listed companies:

•
We are not required to distribute annual and quarterly reports directly to shareholders, but we do make our audited financial statements available to our shareholders prior to our annual general meeting and furnish our quarterly and annual financial results with the SEC on Form 6-K;

•
A majority of our Board of Directors may not necessarily be comprised of independent directors as defined in the NASDAQ Listing Rules, but our Board of Directors contains two external directors in accordance with the Companies Law. Israeli law does not require, nor do our external directors conduct, regularly scheduled meetings at which only they are present. In addition, with the exception of our external directors, our directors are elected for terms of one year or until the following annual meeting, by a general meeting of our shareholders. The nominations for director which are presented to our shareholders are also generally made by our Board of Directors. Pursuant to the Companies Law, one or more shareholders of a company holding at least one percent of the voting power of the company may nominate a currently serving external director for an additional three year term. Israeli law does not require the adoption of and our board has not adopted a formal written charter or board resolution addressing the nomination process and related matters. Compensation of our directors and other officers of the Company is determined in accordance with Israeli Law;

•
Our Audit Committee has not adopted a formal written audit committee charter specifying the items enumerated in NASDAQ Listing Rule 5605(c)(1). We believe that the members of our audit committee comply with the requirements of the Israeli law, as well as NASDAQ Listing Rule 5605(c)(3) and Rule 10A-3(b) of the general rules and regulations promulgated under the Securities Act of 1933. For a detailed discussion please refer to "Item 6 – Directors, Senior Management and Employees – Audit Committee";

•
As opposed to NASDAQ Listing Rule 5620(c)(3), which sets forth a minimum quorum for a shareholders meeting, under Israeli law a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our current Articles provide that a quorum of two or more shareholders, present in person or by proxy, holding shares conferring in the aggregate more than thirty three and a third (33 1/3%) percent of the voting power of the Company is required;

•
All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transactions set forth in the Companies Law, and are not subject to the review process set forth in NASDAQ Listing Rule 5630. For a detailed discussion please refer to "Item 10 – Additional Information – the Companies Law";

•
We seek shareholder approval for all corporate action requiring such approval in accordance with the requirements of the Companies Law rather than under the requirements of the NASDAQ Marketplace Rules, including (but not limited to) the appointment or termination of auditors, appointment and dismissal of directors, approval of interested party acts and transactions requiring general meeting approval as discussed above and a merger;

•
We follow the provisions of the Companies Law with respect to matters in connection with the composition and responsibilities of our compensation committee, office holder compensation, and any required approval by the shareholders of such compensation. Israeli law, and our amended and restated Articles, do not require that a compensation committee composed solely of independent members of our Board of Directors determine (or recommend to the board of directors for determination) an executive officer’s compensation, as required under NASDAQ listing standards related to compensation committee independence and responsibilities; nor do they require that the Company adopt and file a compensation committee charter. Instead, our Compensation Committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Companies Law. Furthermore, the compensation of office holders is determined and approved by our Compensation Committee and our Board of Directors, and in certain circumstances by our shareholders, either in consistency with our previously approved Executive Compensation Policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Companies Law. The requirements for approval by the shareholders for any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Companies Law. Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Companies Law, including seeking prior approval of the shareholders for the Executive Compensation Policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with NASDAQ Listing Rules; and

•
We do not necessarily seek shareholder approval for the establishment of, and amendments to, stock option or equity compensation plans (as set forth in NASDAQ Listing Rule 5635(c)), as such matters are not subject to shareholder approval under Israeli law. We will attempt to seek shareholder approval for our stock option or equity compensation plans (and the relevant annexes thereto) to the extent required in order to ensure they are tax qualified for our employees in the United States. However, if such approval is not received, then the stock option or equity compensation plans will continue to be in effect, but the Company will be unable to grant options to its U.S. employees that qualify as Incentive Stock Options for U.S. federal tax purpose. Our stock option or other equity compensation plans are also available to our non-U.S. employees, and provide features necessary to comply with applicable non-U.S. tax laws.

Item 16H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III.

Item 17.  FINANCIAL STATEMENTS

Not Applicable.

Item 18.  FINANCIAL STATEMENTS

See pages F-1 to F-43.

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

4.2
Sublease Agreement between the Company and Lumenis Ltd. for the site of our manufacturing facility in Yokne'am, Israel, dated August 1, 2013, and an amendment dated November 21, 2013, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2013, as filed with the Securities and Exchange Commission on March 20, 2014, and incorporated herein by reference. As this sublease agreement and the amendment are written in Hebrew, a summary was included in the Exhibit.

4.3
Lease between the Company and Naji Ezekiel & Sons - Management and Maintenance Ltd., for office space in Yokne'am Illit, dated as of August15, 2016. As this lease is written in Hebrew, a summary is filed herewith. (*)

4.4
Lease between Silicom Connectivity Solutions, Inc. and RAD Data Communications Inc., for space in Mahwah, New Jersey, dated as of September 1, 1997, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001, and incorporated herein by reference.

4.5
Sublease Agreement between Silicom Connectivity Solutions, Inc. and Radcom Equipmet, Inc., for space in Paramus, New Jersey, dated as of February 1, 2004, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on June 30, 2004, and incorporated herein by reference.

4.6	Lease agreement between Silicom Connectivity Solutions, Inc. and Zohar Zisapel Properties, Inc. and Yehuda Zisapel Properties, Inc., for space in Paramus, New Jersey, dated January 25, 2017. (*)

4.7
The Executive Compensation Policy of the Company approved by the Shareholders on July 31, 2013, filed by us as Annex A to Proposal 1 found in Exhibit 2 to the Form 6-K as filed with the Securities and Exchange Commission on June 26, 2013, and incorporated herein by reference.

4.8	Share Purchase Agreement by and among the Company, Fiberblaze A/S, Fiberblaze Holding APS, and Hilmer APS, dated December 10, 2014.

4.9
Asset Purchase Agreement by and among the Company, the Company's wholly owned subsidiary Silicom Connectivity Solutions, Inc., ADI Engineering, Inc., Steve Yates and Patricia Yates, dated September 30, 2015.

8.	List of subsidiaries. (*)

11.1
Code of Ethics, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission on March 26, 2008, and incorporated herein by reference.

12.1	Certification by Chief Executive Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002. (*)

12.2	Certification by Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002. (*)

13.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (*)

13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (*)

15.1	Consent of Somekh Chaikin, Independent Registered Public Accounting Firm, a member firm of KPMG International. (*)

(*) Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICOM LIMITED By: /S/ Shaike Orbach Shaike Orbach Chief Executive Officer

April 28, 2017

Silicom Ltd.
and its Subsidiaries

Consolidated
Financial Statements

As of and for the year ended
December 31, 2016

Silicom Ltd. and its Subsidiaries

Consolidated Financial Statements as of December 31, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
of Silicom Ltd.:

We have audited the accompanying consolidated balance sheets of Silicom Ltd. and subsidiaries (hereinafter - “the Company”) as of December 31, 2015 and 2016 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2016. We also have audited the Company’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Somekh Chaikin

Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
March 15, 2017

Silicom Ltd. and its Subsidiaries

Consolidated Balance Sheets as of December 31

		2015	2016
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	4	18,178	11,917
Marketable securities	2F, 5	8,636	16,263
Accounts receivable:
Trade, net	2G	23,295	27,305
Other		1,380	3,113
Related parties		473	417
Inventories	6	26,321	44,280

Total current assets		78,283	103,295

Marketable securities	2F, 5	24,246	7,769

Assets held for employees' severance benefits	9	1,374	1,436

Deferred tax assets	14G	1,545	1,537

Property, plant and equipment ("PPE"), net	7	3,825	3,915

Intangible assets, net	8B	5,164	2,924

Goodwill	8A	25,561	25,561

Total assets		139,998	146,437

Avi Eizenman	Shaike Orbach	Eran Gilad
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Kfar-Saba, Israel
March 15, 2017

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Balance Sheets as of December 31 (Continued)

		2015	2016
	Note	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable		8,544	10,476
Other accounts payable and accrued expenses		11,147	7,484
Related parties		12	4

Total current liabilities		19,703	17,964

Long-term liabilities
Contingent consideration	3	4,942	4,642
Liability for employees' severance benefits	9	2,251	2,439
Deferred tax liabilities	14G	268	-

Total liabilities		27,164	25,045

Commitments and contingencies	10

Shareholders' equity	11
Ordinary shares, ILS 0.01 par value; 10,000,000 shares
authorized; 7,299,315 and 7,396,584 issued as at
December 31, 2015 and 2016, respectively;
7,284,344 and 7,381,613 outstanding as at
December 31, 2015 and 2016, respectively		21	22
Additional paid-in capital		44,101	46,833
Treasury shares (at cost) - 14,971 ordinary shares as at
December 31, 2015 and 2016		(38)	(38)
Retained earnings		68,750	74,575

Total shareholders' equity		112,834	121,392

Total liabilities and shareholders' equity		139,998	146,437

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Operations for the Year Ended December 31

		2014	2015	2016
		US$ thousands
	Note	Except for share and per share data

Sales*	12	75,622	82,738	100,347
Cost of sales		44,835	48,659	61,796

Gross profit		30,787	34,079	38,551

Operating expenses
Research and development**		6,480	9,702	12,663
Sales and marketing		4,418	5,651	6,423
General and administrative		2,798	3,611	3,969
Contingent consideration expense (benefit)	3	45	(3,090)	(334)

Total operating expenses		13,741	15,874	22,721

Operating income		17,046	18,205	15,830
Financial income, net	13	263	220	35

Income before income taxes		17,309	18,425	15,865

Income taxes	14	2,704	1,905	2,728

Net income		14,605	16,520	13,137

Income per share:
Basic income per ordinary share (US$)	2S	2.033	2.273	1.789

Diluted income per ordinary share (US$)		1.996	2.242	1.767

Weighted average number of ordinary
shares used to compute basic income
per share (in thousands)		7,184	7,269	7,344

Weighted average number of ordinary
shares used to compute diluted income
per share (in thousands)		7,319	7,368	7,435

* Including sales to related parties in the amount of US$ 1,041 thousand, US$ 1,154 thousand and US$ 762 thousand in 2014, 2015 and 2016, respectively.
** Including services from related parties in the amount of US$ 243 thousand, US$ 285 thousand and US$ 351 thousand in 2014, 2015 and 2016, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

	Ordinary shares		Additional paid-in capital	Treasury shares	Retained earnings	Total shareholders' equity
	Number of shares(1)	US$ thousands

Balance at
January 1, 2014	7,140,013	21	38,626	(38)	52,082	90,691

Exercise of options	78,620	*-	1,353	-	-	1,353
Share-based compensation	-	-	1,266	-	-	1,266
Dividend (US $1.00 per share)	-	-	-	-	(7,183)	(7,183)
Net income	-	-	-	-	14,605	14,605

Balance at
December 31, 2014	7,218,633	21	41,245	(38)	59,504	100,732

Exercise of options and RSUs(2)	65,711	*-	943	-	-	943
Share-based compensation	-	-	1,913	-	-	1,913
Dividend (US $1.00 per share)	-	-	-	-	(7,274)	(7,274)
Net income	-	-	-	-	16,520	16,520

Balance at
December 31, 2015	7,284,344	21	44,101	(38)	68,750	112,834

Exercise of options and RSUs(2)	97,269	1	951	-	-	952
Share-based compensation	-	-	1,781	-	-	1,781
Dividend (US $1.00 per share)	-	-	-	-	(7,312)	(7,312)
Net income	-	-	-	-	13,137	13,137

Balance at
December 31, 2016	7,381,613	22	46,833	(38)	74,575	121,392

(1)	Net of 14,971 shares held by Silicom Inc.
(2)	Restricted share units (hereinafter - "RSUs")
*	Less than 1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows for the Year Ended December 31

	2014	2015	2016
	US$ thousands
Cash flows from operating activities
Net income	14,605	16,520	13,137

Adjustments required to reconcile net income to
net cash provided by (used in) operating activities:
Depreciation and amortization	996	2,767	3,856
Write-down of obsolete inventory	1,029	219	3,170
Change in liability for employees' severance benefits, net	(86)	(112)	126
Discount on marketable securities, net	758	561	358
Share-based compensation expense	1,266	1,998	1,550
Deferred taxes income	(219)	(907)	(260)
Capital gain	-	(3)	-
Changes in assets and liabilities:
Accounts receivable - trade	(3,248)	(4,850)	(4,007)
Accounts receivable - other	188	127	(1,832)
Accounts receivable - related parties	(6)	(83)	56
Inventories	3,416	(939)	(21,426)
Trade accounts payable	1,321	234	1,809
Other accounts payable and accrued expenses	649	853	1,098
Contingent consideration adjustments	45	(3,090)	(334)
Accounts payable - related parties	(30)	(8)	(8)
Net cash provided by (used in) operating activities	20,684	13,287	(2,707)

Cash flows from investing activities
Proceeds from (investments in) short term bank deposits, net	(1,000)	4,000	-
Sale of property, plant and equipment	-	19	-
Purchase of property, plant and equipment	(1,858)	(2,984)	(1,441)
Investment in intangible assets	(100)	-	-
Proceeds from maturity of marketable securities	14,750	15,100	8,575
Purchases of marketable securities	(11,740)	(12,935)	-
Business acquisition, net of acquired cash (see Note 3)	(10,048)	(10,000)	-
Net cash provided by (used in) investing activities	(9,996)	(6,800)	7,134

Cash flows from financing activities
Exercise of options	1,353	943	952
Dividend	(7,183)	(7,274)	(7,312)
Payment made in connection with contingent consideration	-	-	(4,463)
Net cash used in financing activities	(5,830)	(6,331)	(10,823)

Effect of exchange rate changes on cash balances held	35	132	135

Increase (decrease) in cash and cash equivalents	4,893	288	(6,261)

Cash and cash equivalents at beginning of year	12,997	17,890	18,178
Cash and cash equivalents at end of year	17,890	18,178	11,917

Supplementary cash flow information
A. Non-cash transactions:
Investments in PPE and intangible assets	87	72	39
B. Cash paid during the year for:
Income taxes	1,277	4,487	4,648

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

The Company's shares have been traded in the United States on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") since February 1994. Since January 2, 2014 the Company's shares have been traded on the NASDAQ Global Select Market (prior thereto they were traded on the NASDAQ Global Market).  The Company's shares were traded in Israel on the Tel Aviv Stock Exchange ("TASE") from December 2005 through January 26, 2016, after which, on January 28, 2016, the Company delisted from trading on the TASE.

Silicom markets its products primarily directly, through Original Equipment Manufacturers ("OEMs") which sell the Company's connectivity products under their own private labels or incorporate the Company's products into their products.

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

Note 2 - Summary of significant Accounting Policies (cont'd)

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

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont'd)

F.	Marketable securities (cont'd)

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

If the Company intends to sell the security or it is more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings.

G.	Trade accounts receivable, net

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and its customers' financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns.

As of December 31, 2015 and 2016, the provision for doubtful accounts receivable amounted to US$ 20 thousand.

H.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the "weighted average-cost" method.
The Company writes down obsolete or slow moving inventory to its market value, on a quarterly basis.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont'd)

I.	Assets held for employees' severance benefits

Assets held for employees' severance benefits represent contributions to severance pay funds and cash surrender value of insurance policies. The assets are recorded at their current cash redemption value.

J.	Property, plant and equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful life of the assets at the following annual rates:

%
Machinery and equipment	15 - 33
Office furniture and equipment	6 - 33
Leasehold improvements	*

*  Over the shorter term of the lease or the life of the asset

K.	Goodwill and other intangible assets

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Goodwill is not amortized but instead is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

The Company operates in one operating segment and this segment comprises one reporting unit.

Goodwill is reviewed for impairment at least annually in accordance with ASU 2011-08, Testing Goodwill for Impairment. ASU 2011-08 provides an entity the option to perform a qualitative assessment to determine whether it is more likely than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more likely than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed. During the year ended December 31, 2016, no impairments were found and therefore no impairment losses were recorded.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont'd)

K.	Goodwill and other intangible assets (cont'd)

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

L.	Impairment of Long-Lived Assets

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

Note 2 - Summary of significant Accounting Policies (cont'd)

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

The Company recognizes compensation expense based on estimated grant date fair value in accordance with ASC Topic 718, Compensation -Stock Compensation as follows:
When portions of an award vest in increments during the requisite service period (graded-vesting award), the Company's accounting policy is to recognize compensation cost for the award over the requisite service period for each separately vesting portion of the award.

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

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont'd)

S.	Basic and diluted earnings per share (cont'd)

The following table summarizes information related to the computation of basic and diluted income per ordinary share for the years indicated.

	Year ended December 31
	2014	2015	2016
Net income attributable to ordinary shares
(US$ thousands)	14,605	16,520	13,137

Weighted average number of ordinary shares outstanding
used in basic income per ordinary share calculation	7,184,114	7,268,536	7,343,696

Add assumed exercise of outstanding dilutive potential
ordinary shares	134,792	99,448	91,485

Weighted average number of ordinary shares outstanding
used in diluted income per ordinary share calculation	7,318,906	7,367,984	7,435,181

Basic income per ordinary shares (US$)	2.033	2.273	1.789

Diluted income per ordinary shares (US$)	1.996	2.242	1.767

The weighted average number of shares related to options
and RSUs excluded from the diluted earnings per share
calculation because of anti-dilutive effect	37,304	43,181	9,633

T.	Comprehensive Income

For the years ended December 31, 2014, 2015 and 2016, comprehensive income equals net income.

U.	Fair Value Measurements

The Company's financial instruments consist mainly of cash and cash equivalents, marketable securities, trade and other receivables and trade accounts payable. The carrying amounts of these financial instruments, except for marketable securities, approximate their fair value because of the short maturity of these investments. The fair value of marketable securities is presented in Note 5 to these consolidated financial statements. Assets held for severance benefits are recorded at their current cash redemption value.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont'd)

U.	Fair Value Measurements (cont'd)

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

(1)           Credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, marketable securities, trade receivables and assets held for employees' severance benefits. Cash and cash equivalents balances of the Company, which are subject to credit risk, consist of cash accounts held with major financial institutions. Marketable securities consist of held to maturity marketable securities issued by highly rated corporations. As of December 31, 2015 and 2016, the ratings of the securities in the Company's portfolio was at least BBB+ and A respectively. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations). Concentrations of credit risk with respect to trade receivables are limited due to the Company's diverse customer base and their wide geographical dispersion. The Company closely monitors extensions of credit and has never experienced significant credit losses.

(2)           Significant customers

The Company depends on a small amount of customers for its products. The Company's top three customers accounted for approximately 35% of its revenues in 2016. The Company expects that a small number of customers will continue to account for a significant portion of its revenues for the foreseeable future.

W.	Liabilities for loss contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont'd)

X.	Recent Accounting Pronouncements

(1)
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The standard can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has not yet selected a transition method and is evaluating the impact of adopting the standard on its ongoing financial reporting. Based on the Company's assessment as of the date of these financial statements, the impact of adopting the new standard is not expected to be material.

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

The impact of adopting the new standard on 2016 total cost of sales and operating income is not expected to be material.

(3)
In November 2015, the FASB issued ASU 2015-17, which requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. This ASU is effective for interim and annual periods in fiscal years beginning after December 15, 2016. Early adoption is permitted.

The Company elected to early adopt the new guidance retrospectively in the beginning of 2015. The impact of adopting the new standard on the balance sheet is reclassification of current deferred tax assets of US$ 950 thousand and US$ 1,118 thousand to noncurrent deferred tax assets in 2015 and 2016 respectively and reclassification of current deferred tax liabilities of US$ 111 thousand to noncurrent deferred tax liabilities in 2015.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont'd)

X.	Recent Accounting Pronouncements (cont'd)

(4)
In February 2016, the FASB issued ASU 2016-02, which requires lessees to recognize most of their leases on balance sheet as a right-of-use asset and a lease liability. This ASU is effective for interim and annual periods in fiscal years beginning after December 15, 2018. Early adoption is permitted.

The impact of adopting the new standard on the operating income is not expected to be material.

(5)
On March 30, 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which is intended to improve the accounting for share-based payment transactions as part of the FASB's simplification initiative. This ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2016. Early adoption is permitted in any interim or annual period provided that the entire ASU is adopted.

The impact of adopting the new standard on the operating income is not expected to be material.

(6)
In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. This ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2019. Early adoption is permitted for annual and interim periods in fiscal years beginning after December 15, 2018.

The impact of adopting the new standard on the net income is not expected to be material.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 3 - Acquisitions

A.	ADI Engineering, Inc.

On October 28, 2015 (hereinafter – "closing date") the Company acquired certain assets from ADI Engineering, Inc. (hereinafter – "ADI"), a privately-held, US-based provider of custom embedded communications and networking products, for an aggregate purchase price of US$ 10,000 thousand in cash and estimated contingent consideration of US$ 7,802 thousand in cash and in options to ordinary shares, payable in three yearly payments, after the closing, subject to the attainment of certain performance milestones until December 31, 2017. The fair value measurement of the contingent consideration is classified at level 2 and level 3 of the fair value hierarchy (see Note 2U). Of the total purchase price of US$ 17,802 thousand, US$ 222 thousand was attributed to tangible assets, US$ 4,261 thousand was attributed to intangible assets and US$ 13,319 thousand was attributed to goodwill. The goodwill is primarily attributable to the synergies expected to arise after the acquisition. The recognized goodwill is expected to be deductible for income tax purposes for 10 years.

In connection with the contingent consideration, during 2016 the Company paid ADI an amount of US$ 3,000 thousand.
In addition, the Company maintains a contingent liability of US$ 4,642 thousand on its balance sheet as of December 31, 2016, subject to the attainment of certain performance milestones until December 31, 2017.

B.	Fiberblaze

On December 10, 2014 (hereinafter – "closing date"), the Company completed the acquisition of all of the outstanding shares and voting interests of Fiberblaze, a provider of high performance application acceleration solutions, for an aggregate purchase price of US$ 10,161 thousand in cash and estimated contingent consideration of US$ 4,683 thousand in cash and in options to ordinary shares, subject to the attainment of certain performance milestones until August 31, 2015. The fair value measurement of the contingent consideration is classified at level 3 of the fair value hierarchy (see Note 2U). Of the total estimated purchase price of US$ 14,844 thousand, US$ 2,022 thousand was attributed to tangible assets, US$ 1,996 thousand was attributed to intangible assets, US$ 12,242 thousand was attributed to goodwill and US$ 1,416 was attributed to liabilities assumed. The goodwill is primarily attributable to the synergies expected to arise after the acquisition. None of the recognized goodwill is expected to be deductible for income tax purposes.

In connection with the contingent consideration, during 2016 the Company paid to the Fiberblaze sellers an amount of US$ 1,463 thousand, of which 90% was paid in cash and 10% in options to ordinary shares of the Company.
In relation to this acquisition, on April 18, 2016, the Company granted, in the aggregate, 22,795 options to the Fiberblaze sellers and to the Fiberblaze employees (see Note 11G).

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 4 - Cash and Cash Equivalents

	December 31
	2015	2016
	US$ thousands

Cash	12,329	5,858
Cash equivalents *	5,849	6,059
	18,178	11,917

*	Comprised mainly of deposits in banks as at December 31, 2015 and 2016 carrying a weighted average interest rate of 0.11% and 0.30%, respectively.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 5 - Marketable Securities

The Company's investment in marketable securities as of December 31, 2015 and 2016 are classified as ''held-to-maturity'' and consist of the following:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding	Aggregate
	cost basis**	gains	(losses)	fair value*
	US$ thousands
At December 31, 2016
Held to maturity:
Corporate debt securities
Current	16,390	-	(97)	16,293
Non-Current	7,815	-	(62)	7,753

	24,205	-	(159)	24,046

At December 31, 2015
Held to maturity:
Corporate debt securities
Current	8,720	-	(90)	8,630
Non-Current	24,418	-	(255)	24,163

	33,138	-	(345)	32,793

*	Fair value is being determined using quoted market prices in active markets (Level 1).
**
Including accrued interest in the amount of US$ 256 thousand and US$ 173 thousand as of December 31, 2015 and 2016 respectively.
The accrued interest is presented as part of other account receivable on the balance sheet.

Activity in marketable securities in 2016	US$ thousands

Balance at January 1, 2016	33,138

Discount on marketable securities, net	(358)
Proceeds from maturity of marketable securities	(8,575)
Balance at December 31, 2016	24,205

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 5 - Marketable Securities (Cont'd)

The following table summarizes the gross unrealized losses on investment securities for which other-than-temporary impairments have not been recognized and the fair value of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2016:

	Less than 12 months		12 months or more		Total
	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value
Held to maturity:

Corporate debt securities	-	-	(159)	24,046	(159)	24,046

The unrealized losses on the investments were caused by changes in interest rate. The Company has the ability and intent to hold these investments until maturity and it is more likely than not that the Company will not be required to sell any of the securities before recovery; therefore these investments are not considered other than temporarily impaired.

Note 6 - Inventories

	December 31
	2015	2016
	US$ thousands

Raw materials and components	9,598	16,435
Products in process	9,013	19,098
Finished products	7,710	8,747
	26,321	44,280

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 7 - Property, Plant and Equipment, Net

	December 31
	2015	2016
	US$ thousands

Machinery and equipment	6,906	8,507
Office furniture and equipment	608	634
Leasehold improvements	2,205	2,277

Property, plant and equipment	9,719	11,418

Accumulated depreciation	(5,894)	(7,503)

Property, Plant and equipment, net	3,825	3,915

Depreciation expense for the years ended December 31, 2014, 2015 and 2016 were US$ 891 thousand, US$ 1,599 thousand and US$ 1,616 thousand, respectively.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 8 - Goodwill and Other Intangible Assets

A.	Goodwill

Changes in goodwill as of December 31, 2016 are as follows:

	December 31
	2015	2016
	US$ thousands

Beginning of the year	12,242	25,561

Business acquisition (see Note 3A)	13,319	-
End of the year	25,561	25,561

B.	Other intangible assets

Net other intangible assets as of December 31, 2016 are as follows:

		December 31
		2015	2016
	Useful life	US$ thousands
Original cost:
Intellectual property	3	200	200
Current technology	3	3,833	3,833
Customer relationships	3	1,937	1,937
Backlog	0.4	487	487
		6,457	6,457
Accumulated amortization:
Intellectual property		154	200
Current technology		654	1,930
Customer relationships		272	916
Backlog		213	487
		1,293	3,533

Other intangible assets, Net:
Intellectual property		46	-
Current technology		3,179	1,903
Customer relationships		1,665	1,021
Backlog		274	-
		5,164	2,924

 Amortization expense for the years ended December 31, 2014, 2015 and 2016 were US$ 105 thousand, US$ 1,168 thousand and US$ 2,240 thousand, respectively.

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

D.	Expenses recorded with respect to employees' severance payments for the years ended December 31, 2014, 2015 and 2016 were US$ 432 thousand, US$ 543 thousand and US$ 761 thousand, respectively.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 10- Commitments and Contingencies

Lease commitments

The premises and facilities occupied by the Company are leased under various operating lease agreements. Furthermore, the Company has entered into several operating lease agreements for motor vehicles in Israel.

The agreements related to leases in Israel are in Israeli Shekel ("ILS") or in ILS, linked to the Israeli Consumer Price Index or to the US Dollars. The agreements related to leases in the USA are in US Dollars and the agreements related to leases in Denmark are in Danish Krone ("DKK").

The minimum future rental payments under the above leases at exchange rates in effect on December 31, 2016, are as follows:

Year ended December 31	US$ thousands
2017	1,481
2018	1,140
2019 and on	1,159

Of the amounts above, US$ 50 thousand in 2017, relate to related parties.

Rental expenses under the lease agreements for the years ended December 31, 2014, 2015 and 2016 were US$ 1,243 thousand, US$ 1,403 thousand and US$ 1,563 thousand, respectively.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11- Shareholders' Equity

Share based compensation

A.
On July 21, 2004, the Board resolved, subject to shareholders' approval that was given on December 30, 2004, to adopt the Share Option Plan (2004) (the "2004 Plan"). Option grants to employees under the 2004 Plan, including terms of vesting and the exercise price, are subject to the Board of Directors' approval. Option grants to directors and certain other officers are generally subject to the approvals of the Compensation Committee as well as Board of Directors, and grants to directors or a CEO will also generally have to be approved by the Shareholders. The term of the options shall not exceed 10 years from the date that the option was granted.

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

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11- Shareholders' Equity (cont'd)

Share based compensation (cont'd)

C.	During 2014 and 2015, the Company granted 74,000 and 8,000 RSUs respectively to certain of its directors, employees and consultants under the 2013 Plan. In relation to those grants:

1.	The vesting period of the RSUs ranges between 2 to 3 years from the date of grant.

2.	The fair value of RSUs is estimated based on the market value of the Company's stock on the date of grant, less an estimate of dividends that will not accrue to RSUs holders prior to vesting.

3.	The Company recognizes compensation expenses on these RSUs based on estimated grant date fair value, with the following assumptions:

	2014	2015
Expected dividend yield	2.06%	3.22%
Termination rate	4.35%	0%

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11- Shareholders' Equity (cont'd)

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

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate(a)	2.08%
Expected dividend yield	2.09%
Average expected volatility(b)	53.01%
Termination rate	9%
Suboptimal factor(c)	3.4

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company's ordinary shares on the NASDAQ National Market.
(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11- Shareholders' Equity (cont'd)

Share based compensation (cont'd)

E.	On June 8, 2016, the Company granted, in the aggregate, 93,660 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:

1.
The exercise price for the options (per ordinary share) was US$ 28.38 and the Option expiration date was the earlier to occur of: (a) June 8, 2024; and (b) the closing price of the shares falling below US$ 14.19 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate(a)	1.58%
Expected dividend yield	2.42%
Average expected volatility(b)	47.90%
Termination rate	9%
Suboptimal factor(c)	3.32

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company's ordinary shares on the NASDAQ National Market.
(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11- Shareholders' Equity (cont'd)

Share based compensation (cont'd)

F.	The following table summarizes information regarding stock options as at December 31, 2016:

	Options outstanding		Options exercisable
		Weighted average		Weighted average
		remaining		remaining
Exercise price	Number	contractual life	Number	contractual life
US$	of options	(in years)	of options	(in years)

15.28	66,775	3.7	66,775	3.7

26.91	86,990	6.6	-	-

33.27	20,499	9.3	6,833	9.3

28.38	91,741	7.4	-	-

	266,005		73,608

The aggregate intrinsic value of options outstanding as of December 31, 2015 and 2016 is US$ 2,229 thousand and US$ 4,283 thousand, respectively.
The aggregate intrinsic value of options exercisable as of December 31, 2015 and 2016 is US$ 1,938 thousand and US$ 1,777 thousand, respectively.
The total intrinsic value of options exercised during the year ended December 31, 2015 and 2016, is US$ 1,785 thousand and US$ 1,166 thousand, respectively.
The intrinsic value of the options at the date of grant is zero.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11- Shareholders' Equity (cont'd)

Share based compensation (cont'd)

G.	The stock option activity under the abovementioned plans is as follows:

			Weighted
		Weighted	average
	Number	average	grant date
	of options	exercise price	fair value
		US$	US$

Balance at January 1, 2014	272,750

Exercised	(78,620)	17.19	7.70
Forfeited	(2,000)	15.28	6.54

Balance at December 31, 2014	192,130

Granted	89,907	26.91	10.04
Exercised	(61,711)	15.28	6.54
Forfeited	(5,625)	24.07	9.19

Balance at December 31, 2015	214,701

Granted*	116,455	29.34	10.96
Exercised	(62,269)	15.28	6.54
Forfeited	(2,882)	29.71	11.79

Balance at December 31, 2016	266,005
Exercisable at December 31, 2016	73,608

*	In 2016 the Company granted in the aggregate, 116,455 options. Regarding the grant of 93,660 options, see Note 11E. Regarding the grant of 22,795 options, see Note 3B.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11- Shareholders' Equity (cont'd)

Share based compensation (cont'd)

H.	The Restricted Share Units activity under the abovementioned plans is as follows:

		Weighted
	Number of	average
	Restricted	grant date
	Share Units	fair value
	US$	US$

Balance at January 1, 2014	-

Granted	74,000	46.07

Balance at December 31, 2014	74,000

Granted	8,000	29.09
Vested	(4,000)	46.07

Balance at December 31, 2015	78,000

Vested	(35,000)	46.54

Balance at December 31, 2016	43,000

The aggregate intrinsic value of RSUs outstanding as of December 31, 2015 and December 31, 2016 is US$ 2,363 thousand and US$ 1,767 thousand, respectively.
The aggregate intrinsic value of RSUs vested during the year ended December 31, 2016 is US$ 966 thousand.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11- Shareholders' Equity (cont'd)

Share based compensation (cont'd)

I.	During 2014, 2015 and 2016, the Company recorded share-based compensation expenses. The following summarizes the allocation of the stock-based compensation expenses:

	Year ended December 31
	2014	2015	2016
	US$ thousands	US$ thousands	US$ thousands

Cost of sales	124	150	180
Research and development costs	340	455	504
Selling and marketing expenses	366	502	366
General and administrative expenses	436	806	500

	1,266	1,913	1,550

As of December 31, 2016, there were US$ 1,059 thousand of unrecognized compensation costs related to outstanding stock options and RSUs to be recognized over a weighted average period of 1.04 years.

The total tax benefit recognized in the consolidated statements of operations related to share based compensation expenses amounted to US$ 80 thousand for the year ended December 31, 2016.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 12- Geographic areas and major customers

A.	Information on sales by geographic distribution:

The Company has one operating segment.
Sales are attributed to geographic distribution based on the location of the customer.

	Year ended December 31
	2014	2015	2016
	US$ thousands

North America	53,712	54,537	65,590
Europe	11,421	16,331	24,208
Asia-Pacific	10,489	11,870	10,549

	75,622	82,738	100,347

B.	Sales to single customers exceeding 10% of sales (US$ thousands):

	Year ended December 31
	2014	2015	2016
	US$ thousands

Customer "A"	18,083	16,320	17,366
Customer "B"	*	*	11,628

                               *      Less than 10% of sales.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 12- Geographic areas and major customers (cont'd)

C.	Information on Long lived assets by geographic areas:

The following table presents the locations of the Company's long lived assets as of December 31, 2015 and 2016:

	Year ended December 31
	2015	2016
	US$ thousands

North America	22	16
Europe	13,588	12,945
Israel	20,894	19,439
Other	46	-

	34,550	32,400

Note 13- Financial Income (Expenses), Net

	Year ended December 31
	2014	2015	2016
	US$ thousands

Interest income	1,266	1,026	751
Discount on marketable securities, net	(758)	(561)	(358)
Exchange rate differences, net	(95)	(148)	(236)
Bank charges	(150)	(97)	(122)

	263	220	35

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 14- Taxes on Income

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

Taxable income of Israeli companies is subject to tax at the rate of 26.5% in 2014 and 2015, and in January 2016, the regular tax rate in Israel was reduced to 25% as from 2016 and thereafter.

Furthermore, In December 2016, the regular tax rate in Israel was reduced to 23% in two steps. The first step will be to a rate of 24% as from 2017 and the second step will be to a rate of 23% as from 2018 and thereafter.

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the "Law")

1.
On December 29, 2010 the Knesset approved the Economic Policy Law for 2011-2012, which includes an amendment to the Law for the Encouragement of Capital Investments – 1959 (hereinafter – "the Amendment to the Law"). The Amendment to the Law is effective from January 1, 2011 and its provisions will apply to preferred income derived or accrued in 2011 and thereafter by a Preferred Company, per the definition of these terms in the Amendment to the Law.

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

In December 2016, under the Amendment to the Law, the uniform tax rate in areas in Israel designated as Development Zone A was reduced to 7.5% as from 2017 and thereafter. Therefore, the deferred tax balances as at December 31, 2016 were adjusted by the amount of US$ 94 thousand.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 14- Taxes on Income (cont'd)

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the "Law") (cont'd)

1.          (cont'd)

Should the Company derive income from sources other than the "Preferred Enterprise" during the relevant period of benefits, such income will be taxable at the regular corporate tax rates for the applicable year.

2.
In the event of distribution by the Company of cash dividends out of its retained earnings that were generated prior to 2014 tax year and were tax exempt due to the "Approved Enterprise" or "Benefited Enterprise" status, the Company would be subjected to a maximum of 25% corporate tax on the amount distributed, and a further 15% withholding tax would be deducted from the amounts distributed to the shareholders.

Out of the Company's retained earnings as of December 31, 2016 and 2015, approximately US$ 45,405 thousand and US$ 44,742 thousand respectively are tax-exempt, due to "Approved Enterprise" and "Benefited Enterprise" status. If such tax-exempt income is distributed by cash dividend (including a liquidation dividend), it would be taxed at the reduced corporate tax rate applicable to such profits (up to 25%) and an income tax liability of up to approximately US$ 11,351 thousand and US$ 11,186 thousand would be incurred as of December 31, 2016  and 2015, respectively. The Company anticipates that any future dividends distributed pursuant to its dividend policy, will be distributed from income sources which will not impose additional tax liabilities on the Company. The Company intends to reinvest the amount of its tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise" or "Benefited Enterprise". If the Company was to declare a dividend from its tax-exempt income, an income tax expense would be recognized in the period a dividend is declared.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 14- Taxes on Income (cont'd)

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

3.
The Company has not provided for Israeli income and foreign withholding taxes on US$ 2,871 thousand of its non-Israeli subsidiaries' undistributed earnings as of December 31, 2016. The earnings could become subject to tax if earnings are remitted or deemed remitted as dividends or upon sale of a subsidiary.

The Company currently has no plans to repatriate those funds and intends to indefinitely reinvest them in its non-Israeli operations. The unrecognized deferred tax liability associated with these temporary differences was approximately US$ 359 thousand at December 31, 2016.
4.
As of December 31, 2016, the net operating loss carry-forwards of the Company's subsidiaries for tax purposes amounted to approximately US$ 1,500 thousand. These losses are available to offset any future taxable income.

E.            Tax assessments

For the Israeli jurisdiction the Company has final tax assessments for all years up to and including the tax year ended December 31, 2012.

For the US Federal jurisdictions, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2012. For the New-Jersey and California state jurisdiction, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2011. For the Virginia state jurisdiction, Silicom Inc. has open tax assessments for 2015 through 2016.

For the Danish jurisdiction, Fiberblaze A/S has final tax assessments for all years up to and including the tax year ended August 31, 2012.

For the US Federal jurisdiction, New York State and New York City jurisdictions, Fiberblaze US LLC has open tax assessments for tax years ended August 31, 2013, August 31, 2014, for the four months ended December 31, 2014, for the tax year ended December 31, 2015 and for the tax year ended December 31, 2016.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 14- Taxes on Income (cont'd)

F.	Income before income taxes and income taxes expense (benefit) included in the consolidated statements of operations

	Year ended December 31
	2014	2015	2016
	US$ thousands

Income (loss) before income taxes:
Israel	16,522	19,486	15,541
Foreign jurisdiction	787	(1,061)	324
	17,309	18,425	15,865

Current taxes:
Israel	2,494	2,383	2,242
Foreign jurisdiction	409	465	720
	2,903	2,848	2,962

Current tax (benefits) expenses relating to prior years:
Israel	20	-	26
Foreign jurisdiction	-	(36)	-
	20	(36)	26

Deferred taxes:
Israel	(200)	(437)	10
Foreign jurisdiction	(19)	(470)	(270)
	(219)	(907)	(260)

Income tax expense	2,704	1,905	2,728

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 14- Taxes on Income (cont'd)

G.            Deferred income taxes

The tax effects of significant items comprising the Company's deferred tax assets are as follows:

	December 31	December 31
	2015	2016
	US$ thousands	US$ thousands

Deferred tax assets:
Accrued employee benefits	247	261
Research and development costs	679	921
Tax loss carryforwards	177	338
PPE	16	15
Inventory	160	-
Share based compensation	245	246
Intangible assets	-	107
Other	21	2
Total gross deferred tax assets	1,545	1,890

Deferred tax liabilities:
Intangible assets	(243)	(138)
Goodwill	(61)	(215)
Other	36	-
Total gross deferred tax liabilities	(268)	(353)

Net deferred tax assets	1,277	1,537

In Israel	1,348	1,338
Foreign jurisdictions	(71)	199
Net deferred tax assets	1,277	1,537

Non-current deferred tax assets	1,545	1,537
Non-current deferred tax liabilities	(268)	-
Net deferred tax assets	1,277	1,537

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 14- Taxes on Income (cont'd)

H.	Reconciliation of the statutory tax expense to actual tax expense

	Year ended December 31
	2014	2015	2016
	US$ thousands

Income before income taxes	17,309	18,425	15,865
Statutory tax rate in Israel	26.5%	26.5%	25.0%
	4,587	4,883	3,966

Increase (decrease) in taxes resulting from:
Non-deductible operating expenses, net	476	209	228
Non-taxable income	-	(819)	(84)
Prior year adjustments	20	(36)	26
Tax effect due to "Approved/Benefited/
Preferred Enterprise" status	(2,588)	(2,368)	(1,924)
Taxes related to foreign jurisdictions	181	250	324
Changes in tax rate	-	35	94
Creation of deferred taxes for tax losses and
benefits from previous years for which deferred
taxes were not created in the past	-	(252)	-
Other	28	3	98

Income tax expense	2,704	1,905	2,728

I.	Accounting for uncertainty in income taxes

ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. This standard prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position.

During 2014, 2015 and 2016 the Company and its subsidiaries did not have any significant unrecognized tax benefits and thus, no related interest and penalties were accrued.

In addition, the Company and its subsidiaries do not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 15- Subsequent Events

(1)
On March 15, 2017 Silicom's Board of Directors declared a dividend of US $1.00 per share payable on April 5, 2017 to shareholders of record as of March 27, 2017, and in the aggregate amount of approximately US $7.4 million for 2016.

(2)
In January 2017, the Company's compensation committee and board of directors, respectively, have approved the grant of a total of 119,925 options and 78,000 RSUs under the Global Share Incentive Plan (2013), of which options and RSUs granted to directors and office holders are subject to the approval of the Annual General Meeting, which is currently scheduled to convene no later than June 2017, as prescribed under the Israeli Companies Law, 1999 and the Company's Amended and Restated Articles of Association.