Form 20-F
period 2017-12-31
SILICOM LTD.
filed 2018-04-30
CIK 916793

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report……………….. For the transition period from to

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

 7,549,531

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

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this fling:

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

Table of Contents

PART I.	7

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	7

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	7

ITEM 3. KEY INFORMATION	7
A. Selected Financial Data	7
B. Capitalization and indebtedness	11
C. Reason for the offer and use of proceeds	11
D. Risk Factors	12

ITEM 4. INFORMATION ON THE COMPANY.	30
A. History and Development of the Company	30
B. Business Overview	31
Principal Markets	35
Manufacturing and Suppliers	35
Marketing Channels	37
Patents and Licenses	39
Competition	40
Governmental Regulation Affecting the Company	41
C. Organizational Structure	42
D. Property, Plant and Equipment	43

ITEM 4A. UNRESOLVED STAFF COMMENTS	44

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	44
Critical Accounting Policies	44
A. Operating Results	48
Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets	52
B. Liquidity and Capital Resources	52
C. Research and development, patents and licenses, etc.	53
D. Trend Information	55
E. Off-Balance Sheet Arrangements	56
F. Tabular disclosure of contractual obligations	57

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	58
A. Directors and Senior Management	58
B. Compensation	60
C. Board Practices	63
Board of Directors	65
External Directors	65
Audit Committee	69
Compensation Committee	71
Internal Auditor	75
D. Employees	76
E. Share Ownership	77

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	78
A. Major Shareholders	78
B. Related Party Transactions	80

ITEM 8. FINANCIAL INFORMATION	82
A. Consolidated Statements and Other Financial Information	82
B. Significant Changes	84

ITEM 9. THE OFFER AND LISTING	84
A. Offer and listing details	84
Markets and Share Price History	84

ITEM 10. ADDITIONAL INFORMATION	86
A. Share Capital	86
B. Memorandum and Articles of Association	86
C. Material Contracts	96
D. Exchange Controls	97
E. Taxation	97
F. Dividends and Paying Agents	111
G. Statement by experts	111
H. Documents on Display	111
I. Subsidiary Information	112

Part I.

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A.            Selected Financial Data

The selected data presented below under the captions "Consolidated Statements of Operations Data" and "Consolidated Balance Sheets Data" for and as of the end of each of the years in the five-year period ended December 31, 2017, are derived from our audited consolidated financial statements. The consolidated financial statements as of December 31, 2017, and for each of the years in the three-year period ended December 31, 2017, and the report thereon, are included elsewhere in this annual report. The selected data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto, which are set forth in "Item 18 – Financial Statements" and the other financial information appearing elsewhere in this annual report.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

	2013	2014	2015	2016	2017
Sales	$73,298	$75,622	$82,738	$100,347	125,690
Cost of sales	43,865	44,835	48,659	61,796	79,762
Gross profit	29,433	30,787	34,079	38,551	45,928
Research and development expenses	5,465	6,480	9,702	12,663	13,915
Sales and marketing expenses	3,818	4,418	5,651	6,423	6,722
General and administrative expenses	2,572	2,798	3,611	3,969	4,507
Contingent consideration expense (benefit)	0	45	(3,090)	(334)	(4,642)
Total operating expenses	11,855	13,741	15,874	22,721	20,502
Operating income	17,578	17,046	18,205	15,830	25,426
Financial income, net	404	263	220	35	156
Income before income taxes	17,982	17,309	18,425	15,865	25,582
Income tax expenses	905	2,704	1,905	2,728	3,868
Net income(1)	17,077	14,605	16,520	13,137	21,714
Net income per share
Basic income per ordinary share	$2.404	$2.033	$2.273	$1.789	$2.912
Diluted income per ordinary share	$2.357	$1.996	$2.242	$1.767	$2.856
Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,103	7,184	7,269	7,344	7,456
Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,246	7,319	7,368	7,435	7,602

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

CONSOLIDATED BALANCE SHEET DATA

	2013	2014	2015	2016	2017
Total assets	$105,257	$122,436	$139,998	$146,437	$162,614
Total current liabilities	$11,948	$19,006	$19,814	$17,964	$19,049
Long-term liability	$2,618	$2,698	$7,350	$7,081	$2,765
Shareholders' equity	$90,691	$100,732	$112,834	$121,392	$140,800
Capital stock	$21	$21	$21	$22	$22
Number of ordinary shares issued(1)	7,154,984	7,233,604	7,299,315	7,396,584	7,564,502

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

	NIS per U.S. $
Year Ended December 31,	High	Low	Average	Period End
2017	3.860	3.467	3.600	3.467
2016	3.983	3.746	3.841	3.845
2015	4.053	3.761	3.887	3.902
2014	3.994	3.402	3.577	3.889
2013	3.728	3.471	3.601	3.471

The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months.

	NIS per U.S. $
Month	High	Low	Average	Period End
March 2018	3.514	3.431	3.469	3.514
February 2018	3.535	3.427	3.494	3.485
January 2018	3.460	3.388	3.423	3.405
December 2017	3.550	3.467	3.504	3.467
November 2017	3.544	3.499	3.517	3.499
October 2017	3.542	3.491	3.512	3.521

The NIS to U.S. Dollar exchange rate on March 31, 2018, as published by the Bank of Israel, was NIS 3.514.

Dividends

Prior to 2013, we had not paid dividends to our shareholders. On January 14, 2013, we announced that our Board of Directors adopted a policy for distributing dividends, subject to all applicable laws. According to this policy, each year we will distribute a dividend of up to 50% of our annual distributable profits. As part of the stated policy, the Company's Board of Directors reserves the right to declare additional dividend distributions, to change the rate of dividend distributions (either as a policy or on a one-time basis), to cancel a specific distribution or to cancel the policy as a whole at any time, at its sole discretion. According to the policy, the actual distribution of a dividend will be subject to meeting the conditions required by applicable law, including the distribution tests set forth in Section 302 of the Companies Law, and to the specific decision of the Company's Board of Directors for each distribution. On March 15, 2018, our Board of Directors adopted a resolution to suspend until further notice the said dividend policy in order to increase our available funds in support of our long-term growth. Future dividend policies will be reviewed by the Board of Directors based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. Our ability to pay cash dividends may be restricted by instruments governing any of our obligations.

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

On March 18, 2014 our Board of Directors declared a continuing dividend for 2013 of US $1.00 (NIS 3.462 according to the NIS-USD exchange rate as of March 18, 2014, as reported by the Bank of Israel) per share payable on April 17, 2014 to shareholders of record at the close of the NASDAQ Global Select Market on April 3, 2014, and in the aggregate amount of approximately US $7.2 million (approximately NIS 24.9 million according to the NIS-USD exchange rate as of March 18, 2014, as reported by the Bank of Israel) for 2013. Taxes were withheld at source by the Company as required pursuant to Israeli law.

On March 23, 2015 our Board of Directors declared a continuing dividend for 2014 of US $1.00 (NIS 4.018 according to the NIS-USD exchange rate as of March 23, 2015, as reported by the Bank of Israel) per share payable on April 21, 2015 to shareholders of record at the close of the NASDAQ Global Select Market on April 6, 2015, and in the aggregate amount of approximately US $7.3 million (approximately NIS 29.3 million according to the NIS-USD exchange rate as of March 23, 2015, as reported by the Bank of Israel) for 2014. Taxes were withheld at source by the Company as required pursuant to Israeli law.

On March 21, 2016 our Board of Directors declared a continuing dividend for 2015 of US $1.00 (NIS 3.855 according to the NIS-USD exchange rate as of March 21, 2016, as reported by the Bank of Israel) per share payable on April 14, 2016 to shareholders of record at the close of the NASDAQ Global Select Market on April 4, 2016, and in the aggregate amount of approximately US $7.3 million (approximately NIS 28.1 million according to the NIS-USD exchange rate as of March 21, 2016, as reported by the Bank of Israel) for 2015. Taxes were withheld at source by the Company as required pursuant to Israeli law.

On March 15, 2017 our Board of Directors declared a continuing dividend for 2016 of US $1.00 (NIS 3.66 according to the NIS-USD exchange rate as of March 15, 2017, as reported by the Bank of Israel) per share payable on April 5, 2017 to shareholders of record at the close of the NASDAQ Global Select Market on March 27, 2017, and in the aggregate amount of approximately US $7.4 million (approximately NIS 27.1 million according to the NIS-USD exchange rate as of March 15, 2017, as reported by the Bank of Israel) for 2016. Taxes were withheld at source by the Company as required pursuant to Israeli law.

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

The markets for our products are characterized by rapidly changing technology and evolving industry standards. For example, the migration to higher line rate Ethernet solutions, the adaptation of new bus interfaces and increased use of emerging technologies such as Cloud, Virtualization, NFV, SD-WAN and SDN, cause some of our customers to demand such new products and technologies. In the event that such customers decide to begin using new technologies, we may not be able to develop products for the new technologies in a timely manner. Such customers may also select competing products despite our ability to develop products incorporating new technologies. For example, with the shift towards running applications in the Cloud we anticipate that the demand will grow for add-on adapters and products which address the challenges presented by the Cloud, such as switch in every server, hardware acceleration, power, heat and space limitations in such environments which increase the need for essential building blocks in generic servers, which can potentially be served by our products.  Another example is related to the NFV and SD-WAN market sectors, in which our virtualized CPE ('vCPE') and CPE solutions may have significant demand. However, there is no assurance that our customers will buy such CPE products from us or that we will be able to generate significant sales in these areas or other areas in which we operate. Consequently, we may suffer from reduced sales to such customers and accumulate unusable inventory which can be used only with older technologies. We intend to continue investing in product and technology development. Although we have recorded growing sales of our line of products, there can be no assurance that we will continue to be successful in the marketing of our current products and in developing, manufacturing and marketing enhanced and new products in a timely manner. Any decrease in the price of, or demand for, any of our products or solutions could have a material adverse effect on our business, results of operations and financial condition.

The market for Cloud-based and Cloud-focused solutions is rapidly developing, and if it develops in ways that are different from what we anticipate or expect, our business could be harmed.

In recent years, the Cloud-based market has rapidly developed, and the demand for Cloud-based data centers utilizing virtualization and SDN has increased. We expect the Cloud-based data centers to be increasingly based on generic server platforms.  These platforms will all need offload capabilities in order to address the performance challenges realized due to the huge amount of traffic, the high volume of data, the need to encrypt such data, the need to run in virtualized environment, which by itself is a challenge for the server CPU, and the need to include switching within the server for high efficiency SDN. We anticipate that consequently the demand for add-on adapters which address these challenges will grow. Power, heat and space limitations in such environments increase the need for hardware accelerators. Such systems will require essential building blocks in their own generic severs, which can be served by our products.

While we believe that we address the above needs with a comprehensive suite of products, and while during 2017, we experienced significant growth in the value of Cloud related orders we received for our products, many factors may affect the market acceptance of cloud-based and cloud-focused solutions, the achievement of Design Wins relating to such solutions, the consummation of Design Wins achieved by us  and/or the acceptance of add-on products incorporated into such solutions.  Some of these factors include the possibility of seeing a reduction in the number of physical servers and appliances required by the providers of cloud based or virtualized solutions, or the evolving of different architecture designs which provide for functionality which our products offer without the need for add on adapters. These factors may also affect our ability to accurately predict the anticipated revenues which may be generated under any such Design Win, our growth potential in the Cloud, our operations, including our inventory levels, and our financial results.

In addition, we believe that market’s demand for our products and solutions in the Cloud demonstrates that the ongoing industry transition to the Cloud continues to represent a fast growing opportunity for us. Nonetheless, if significant organizations providing Cloud based solutions or other virtualized networks do not perceive the benefits of our cloud-focused and/or virtualized network based solutions, or if our competitors or new market entrants are able to develop solutions for this market that do not require add on products such as ours, or offer features that are, or are perceived to be, more effective than our solutions, this would have a material adverse effect on our ability to achieve and/or consummate Design Wins, on our business, and on our results of operations and financial condition.

The market for Edge Networking Devices to Telcos and service providers for NFV and/or SD-WAN deployments is rapidly developing, and if it develops in ways that are different from what we anticipate or expect, our business could be harmed.

Recently, with the evolution of the NFV and SD-WAN, most Telcos and Telco-related service providers are seeking for solutions which utilize virtual CPEs and/or universal CPEs ('uCPE') for the deployment of SD-WAN or other applications within an NFV architecture. We believe that our uCPE and vCPE products address the requirements of such Telcos and service providers' needs and requirements, and we have been engaged in several bids and RFPs during 2017, some of which we hope would turn into awards and/or deliveries during 2018.

While we believe that we address the above needs with a comprehensive suite of products, many factors may affect the market acceptance of such solutions and our ability to secure Design Wins and/or awards in this market.  Some of these factors include our lack of experience in transacting with such Telcos and service providers, our competition with competitors which may offer a wider selection of products, or products which include a wider, better suited or more advanced features than the ones included in our products, development of technologies of LTE and WiFi with which our current products may not be compatible, and the price expectations of such Telcos and service providers which may require us to lower our prices, which may lead to lower gross profit and may have an adverse effect on our financial results.

We believe that market’s demand for our products and solutions in the NFV and SD-WAN era demonstrate that the Telcos and service providers related industry is transitioning into uCPEs and vCPEs which represent a fast growing opportunity for us. Nonetheless, if such Telcos and service providers do not perceive the benefits of our Edge Networking vCPEs/uCPEs, or if our competitors or new market entrants are able to develop solutions for this market that are better suited to the market demand, offer their solutions at lower prices than us, or offer features that are, or are perceived to be, more effective than ours, this would have a material adverse effect on our business, results of operations and financial condition.

The rapid development of our business in the Cloud-based and Telco-related markets may require us to offer our potential customers with longer payment terms in order to better position ourselves in these markets, to hold higher inventory levels and to increase our need for working capital significantly.

The rapid development of our business in the Cloud-based and Telco-related markets, which we anticipate would constitute our main growth engines in the future, may require us to offer longer payment terms to our targeted Cloud-related and Telco-related customers as customary in these markets and in order to establish and maintain relationships with such targeted customers and strengthen our competitive position in such markets. In addition, we may be required to hold higher inventory levels by such customers in order to meet such customers' expectations of an on-demand delivery, making the higher available inventory pivotal to our ability to position ourselves and compete in such markets. These factors may increase our need for working capital significantly in order to support our activities in these markets as mentioned above. There is no assurance that we will be able to reach such additional working capital levels, which may impair our business and growth strategy, and/or have an adverse effect on our financial results.

Our networking and data infrastructure solution products which are targeted by us mainly to OEMs, Cloud and Telco customers, are characterized by long sales cycles

We target and sell our networking and data infrastructure solution products mainly to original equipment manufacturers ("OEMs"), Cloud and Telco customers. The decision making process of our customers includes several time consuming processes, resulting from the critical importance of our products in their systems. They need to define the required configuration of their server system/appliance, derive the need and type of adapters or other add-on products, evaluate our products, intensively test and qualify our products and then (or in parallel) negotiate the terms for a purchase. It may therefore take 12 months or more from the time we first contact a prospective customer before such customer implements our cards in its system constituting what is known as a Design Win. Additionally, once a Design Win for one of our products is secured, our sales of these products typically involve significant capital investment decisions by the customer or its prospective end customers, as well as a significant amount of time to educate such end customers as to the benefits of systems and appliances that include our products. As a result, before purchasing systems and appliances which include our products (and consequently facilitating sales of our products), companies spend a substantial amount of time performing internal reviews and obtaining capital expenditure approvals, consequently lengthening the period of time required for a Design Win to mature into consistent sales. These long sales cycles make it difficult to predict when and to what extent discussions with potential customers will materialize into sales and could cause our revenue and operating results to fluctuate widely from period to period. In addition, our allocation of significant resources to potential sales opportunities that do not materialize into sales could have a material adverse effect on our business, results of operations and financial condition.

In addition, once a Design Win has been secured, the ramp-up of sales under the Design Win is dependent on various factors which are not under our control. This introduces uncertainty into our ability to accurately predict the ramp-up of sales and deployment run rate of our products with our customers, may result in significant quarterly or even annual fluctuations in the sale rates of our products and may have an adverse effect on our backlog, actual sales and results of operation.

The loss of Design Wins from Cloud and Telco customers may result in significant quarterly and even annual fluctuations in our revenues.

We anticipate that the Cloud-based and Telco-related markets would constitute our main growth engines in the future. We further anticipate that Design Wins secured from Cloud and Telco customers would be significantly larger in size then our Design Wins from our OEM customers. In light of the risk factors related to our operations in the Cloud-based and Telco-related markets as detailed elsewhere in this Annual Report, we may experience losses of Design Wins in such markets, for which we may not be able to compensate in a timely manner. The losses of such Design Wins may result in significant quarterly or even annual fluctuations in our revenues and results of operations.

The rapid development of our business in the Cloud-based and Telco-related markets may lead to a decrease in our gross margins which may result in a decrease in our profitability.

The rapid development of our business in the Cloud-based and Telco-related markets, and our increasing operations and efforts in these markets, require us to adopt a lower gross margin strategy relatively to our gross margins in past years in order to take advantage of increased revenue potential and opportunities in these markets. While in the past we were able to increase our profitability while operating under such lower gross margins, there can be no assurance that we will be able to maintain or increase our profitability and/or earnings per share in the future and we may not be successful in maintaining or increasing our profitability and/or earnings per share while operating under such lower gross margins in the future.

The loss of our largest ever Design Win which we announced in 2017 may lead to excess inventory levels, may lead to significant write-offs, may cause legal disputes, may significantly increase our operational efforts related to such loss and may divert the management’s attention, which will be harmful for our business and impair our financial results.

During 2017 we announced our largest-ever Design Win with a giant top-tier Cloud player. For additional information regarding our announcements relating to said Design Win which we published in 2017, see "Item 4.B. – Business Overview."

In March, 2018, we announced the Cloud player that awarded us the Design Win referred to above, has decided to abort the new Cloud infrastructure architecture for which it had ordered our product.

The cancellation of our largest-ever Design Win described above, that took place after the balance sheet date, under which we have open purchase orders, may lead to excess inventory levels and write-offs and increase our operational costs, especially in the event the purchase orders placed under the Design Win are not consummated. In addition, such cancellation may lead to legal disputes, either as plaintiffs or as defendants, with our suppliers, customers and other third parties in connection with the Design Win or as a result of the cancellation thereof, all of which may increase our operational efforts and expenses and divert the management’s attention from our core business. We may also be required to find alternative use for any unused inventory relating to the Design Win, and if we are unable to find such alternative use or sell such inventory to other customers, we will experience additional write-offs. The cancellation of the Design Win may also have a material adverse effect on our efforts to position ourselves in the Cloud market, may impact the market's acceptance of our products and may impact our growth potential in this market. All of these factors may have a material adverse effect on our financial condition and results of operation. While we focus our efforts on securing additional Design Wins in the Cloud and Telco-related markets, our share price has declined since we announced the cancellation of this Design Win, and may continue to decline in the future as a result thereof.

A loss of a material Design Win may lead to a decrease in the volume of orders placed in relation to such Design Win by a few of our customers, which would be harmful for our business and impair our financial results.

In some cases, one of our Design Wins may lead to the placement of purchase orders for our products by several of our customers for the purpose of integrating our products into their own systems, as part of the assembly process relating to the said Design Win. The loss of such material Design Win may lead to a decrease in the purchase orders placed by such customers, impair our revenues generated from such customers and have a material adverse effect on our business and financial results.

Difficulties in the fulfilment of financial obligations of one or more of our customers may have an adverse effect on our ability to consummate the collection of consideration payable under purchase orders placed by, or invoiced to, such customers under one or more Design Wins in relation to which such customers operate.

In some cases, one of our customers places orders under several Design Wins for our products for the purpose of integrating our products into systems, as part of the assembly process relating to the said Design Wins. In some cases, one or more of such customers is a major customer. For example, as of December 31, 2017, three of our customers accounted for approximately 62% of our accounts receivables. Difficulties in the fulfillment of such customer's financial obligations towards us may expose us to credit risks, may have a material adverse effect on our business, including on our ability to consummate the collection of consideration payable by, or invoiced to, such customer in connection with the Design Wins under which such customer placed orders, may lead to financial losses, may increase our collection expenses, may lead to excess inventory levels, may lead to significant write-offs, may cause legal disputes, may delay the consummation of the relevant Design Win and may ultimately lead to the reduction in order placed under, or even cancellation of, such Design Win. This may have a material adverse effect on our business and our financial condition and results.

The market for our products is highly competitive and some of our competitors may be better positioned than we are.

The market for our products is highly competitive. We face competition from numerous companies, some of which are more established, benefit from greater market recognition and have greater financial, production and marketing resources than we do. For example, our main competitors in the non-bypass server adapters space are Mellanox and Broadcom, which may offer solutions competing with our developed products. In addition, Cavium, Caswell, Lanner and Napatech are the main competitors of some of our Smart Cards products. There may be other solutions which might also compete with our other products. We cannot guarantee that our present or contemplated products will continue to be distinguishable from those of our competitors or that the marketplace will find our products preferable to those of our competitors. Furthermore, there can be no assurance that competitive pressures will not result in price reductions that could materially adversely affect our business and financial condition and the results of our operations. For more information regarding our competitors see "Item 4B – Information on the Company – Business Overview – Competition".

We may not be successful in achieving and consummating Design Wins for our Cloud and Telco related products, which we anticipate would constitute our main growth engines in the future.

Our ability to achieve Design Wins for our Cloud and Telco related products, and to consummate the sales of our products under Design Wins achieved, is dependent on a large number of factors, many of which are not under our control. These factors include the highly competitive nature of the markets in which we operate, including the Cloud and Telco markets, the long sale cycles of our products to our OEMs, Cloud and Telco customers, as well as other factors detailed in this Item 3.D. In addition, the loss, ineffectiveness or inability to maintain our customer relationships or our inability to develop new customer relationships, may have an adverse effect on our ability to achieve or consummate Design Wins for our Cloud and Telco related products.

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

We conduct extensive research, development and engineering activities. Our efforts emphasize the development of new products, cost reduction of current products, and the enhancement of existing products, generally in response to rapidly changing customer preferences, technologies and industry standards. We cannot guarantee the continued success of our products, nor that they will continue to be widely accepted by the marketplace or that any of our ongoing development efforts will result in other commercially successful products, that such products will be released in a timely manner or at a competitive price, or that we will be able to respond effectively to technological changes or new product announcements by others.

Significant growth in markets demanding functionality similar to the functionality offered by certain of our products may cause manufacturers to integrate such characteristics into server motherboards or increase the market share of servers and appliances that already have such functionality in-built, eliminating the need for our add-on products.

A significant portion of our products sold are add-on adapters that are added to existing servers in order to improve their functionality. If demand for improved functionality similar to the functionality of our add-on adapters increases significantly, server manufacturers may begin incorporating such functionality as a part of the basic design of their servers, thereby eliminating the need to achieve such functionality through add-on adapters. Furthermore, the market-share of special purpose servers and appliances that already have such functionality built-in may increase, consequently reducing the market share of solutions based on servers with add-on adapters. We cannot assure you that such a trend will not occur in connection with our add-on adapters or any of our other products. Such a trend would have a material adverse effect on our business, results of operations and financial condition.

Our customers may replace the servers and appliances they currently use, use or sell servers and appliances that do not require our cards, and/or incorporate cards other than ours.

Many of our customers that use and/or sell servers and appliances which include our cards do so for a few years, and then consider migration to a newer generation. We cannot guarantee that our cards will be needed or selected for such new generation or compatible with it. A decision by a current customer to select a new server and/or appliance without including our cards in such new server and/or appliance may have a significant adverse effect on our results of operations.

We may experience difficulty in developing solutions for servers and appliances with proprietary interfaces which may be used by some of our potential customers.

The market for networking and data infrastructure includes servers and appliances that make use of proprietary interfaces. These servers and appliances are offered to our potential customers in addition to the customary servers and appliances which use standard interfaces. Our potential customers may decide to use servers and appliances with such proprietary interfaces instead of the customary standard interfaces for which several manufacturers may provide add-on cards. There could be no assurance that we would be able to develop non-standard add-on cards for servers and appliances with proprietary interfaces or, if we are successful in developing such cards, that manufacturers of the proprietary interfaces or the customers electing to use these interfaces will make use of our cards in such non-standard environments.

Our short lead time of customer orders introduces uncertainty into our revenues and severely limits our ability to accurately forecast future sales.

Our sales are made on the basis of purchase orders rather than long-term purchase commitments. In addition, our customers may defer purchase orders. The short lead time for firm purchase orders introduce uncertainty into our revenue and production forecasts and business planning, and lead to our inability to accurately forecast future revenues from product sales. As a result, even dramatic fluctuation in revenue (whether increase or decrease) might not be detected until the very end of a financial quarter, which may not enable us to monitor costs in a timely manner to compensate for such fluctuation.

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

We depend on a small amount of customers for our products. Our top four customers in 2017 accounted for approximately 48% of our revenues in 2017 (out of which our top customer accounted for approximately 21% of our revenues in 2017). We expect that a small number of customers will continue to account for a significant portion of our revenues for the foreseeable future. Loss or cancellation of business from, significant changes in deliveries to, or decreases in the prices of products sold to, one or more of our key customers has, in the past, significantly reduced our revenues for a reporting period and could, in the future, harm our margins, results of operations, financial condition and business.

The loss or ineffectiveness of any of our customer relationships or a reduction of purchase orders by such customers may have a material adverse effect on our operations and financial results.

Our sales and marketing strategy includes development and maintenance of strategic relationships with leading OEMs in the servers industry and server-based systems industry, as well as leading Cloud and Telco customers, which integrate our products into their systems. These customers are not within our control, are not obligated to purchase our products, and may select other products that may compete with our lines of products. A reduction in their sales efforts or discontinuance of sales of our products by our OEMs, and/or the reduction in or discontinuance of deployments by our Cloud or Telco customers, could lead to reduced sales and could materially adversely affect our operating results. In addition, there is the risk that our customers would build up inventories in anticipation of a growth in sales or deployments. If such growth does not occur as anticipated, such customers may substantially decrease the amount of products ordered in subsequent quarters or discontinue product orders. The termination or loss of either one or more of our key customer relationships at approximately the same time, without being able to compensate this loss with sales to other customers might have a material adverse effect on our operations and financial results.

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

We cannot guarantee that one or more parties will not assert infringement claims against us. The cost of responding to claims could be significant, regardless of whether the claims have merit. Significant and protracted litigation may be necessary to determine the scope of the proprietary rights of others or to defend against claims of infringement, regardless of whether the claims have merit. Although we believe that all our products use only our intellectual property, or intellectual property which is properly licensed to us, and are working to ensure that all our employees are properly assigning or licensing to us all rights to the intellectual property which we use in our products on a regular basis, in the event that any infringement claim is brought against us and infringement is proven, we could be required to discontinue the use of the relevant technology, to cease the manufacture, use and sale of infringing products, to incur significant litigation damages, costs and expenses, to develop non-infringing technology or to obtain licenses to the alleged infringing technology and to pay royalties to use such licenses. There can be no assurance that we would be able to develop any such alternative technologies or obtain any such licenses on terms commercially acceptable to us.

Although in the past we have resolved a claim of infringement through a license agreement, the terms of which did not have a material effect on our business, any infringement claim or other litigation against us, could seriously harm our business, operating results and financial condition. While there are no other lawsuits or other claims currently pending against us or our subsidiaries regarding the infringement of patents or intellectual property rights of others, except for any such claims or legal proceedings that, if adversely determined, would not adversely affect the use or exploitation of such intellectual property right by the Company or by (i) any of our subsidiaries; (ii) our assets acquired from ADI Engineering, Inc. in 2015 under the ADI APA, as defined below; or (iii) the creation, development, manufacturing, marketing, provision, distribution, licensing, or sale of any product or service created, developed, manufactured or otherwise provided by any of the Company, any of our subsidiaries or in relation to the assets acquired by us from ADI under the ADI APA, we have been a party to such claims in the past and may be party to such claims in the future.

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

We believe that the measures we take afford only limited protection, and accordingly, there can be no assurance that the steps we take will be adequate to prevent the challenging of our rights in our technology, or misappropriation of our technology or the independent development of similar technologies by others.

In addition, the process of seeking patent protection to our technology may take a long time and be expensive. We cannot assure you that patents will be issued from pending or future applications or that, if patents are issued, they will not be challenged, invalidated or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage.

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

Further, we cannot assure you that we will at all times enforce our patents or other intellectual property rights or that courts will uphold our intellectual property rights, or enforce the contractual arrangements that we have entered into to protect our proprietary technology, which could reduce our opportunities to generate revenues.  Our intellectual property assignment, confidentiality and non-competition agreements may not be enforceable and our proprietary technology may not remain a secret. Others may develop similar technology and use this technology to compete with us. Despite our efforts to protect our proprietary rights, former employees and other unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary.

Loss of our sources for certain key components could harm our operations.

Although we generally use standard parts and components for our products, certain key components used in our products are currently available from only one source, and others are available from a limited number of sources, on which we depend. Nevertheless, we believe that we maintain a sufficient inventory of these components to protect against delays in deliveries. However, we cannot guarantee that we will not experience delays in the supply of critical components in the future or that we will have a sufficient inventory of critical components at such time to produce products at full capacity. For example, a key component in many of our cards is manufactured by Intel®. While we have not encountered difficulties in purchasing such components from Intel's distributors, we cannot guarantee that we will continue to be able to purchase such components without delays or at reasonable prices. In the event that we are not able to purchase key components of our products from our limited sources, or are able to purchase these key components only under unreasonable terms, we may need to redesign certain products. We cannot guarantee that we will have adequate resources for such a redesign or that such a redesign will be successful. Such inability to obtain alternative resources or to successfully redesign our products could have a material adverse effect on our business, results of operations and financial condition.

Inability to cooperate with and receive information from our key component manufacturers could affect our ability to develop new products required by our customers and by the industry in which we operate.

Our products are based on silicon which is mostly manufactured by Intel® and Xilinx. In order to design our products, we need to receive information that enables us to design products with the use of such silicon. There can be no assurance that we will continue to receive all the information required for designing products with the use of new silicons continuously released by the above mentioned companies. The reduction in the level of cooperation with our manufacturers, including as a result of such manufacturers' decision to compete with our products, or our inability to obtain information from our manufacturers relating to their products used by us, may adversely affect our ability to develop new products required by customers and by the industry in which we operate.

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

The Dodd-Frank Wall Street Reform and Consumer Protection Act included disclosure requirements regarding the use of "conflict" minerals mined from the Democratic Republic of Congo and adjoining countries ("DRC") and procedures regarding a manufacturer's efforts to prevent the sourcing of such "conflict" minerals. These requirements will require companies to diligence, disclose and report whether or not such "conflict" minerals originate from the DRC. The implementation of these requirements could adversely affect the sourcing, availability and pricing of minerals such as cassiterite, wolframite, columbite-tantalite (coltan), and gold or their derivatives, which are limited to tantalum, tin and tungsten, which are used in the manufacture of certain components used in our products. As a result, this could limit the pool of suppliers who can provide us DRC "conflict free" components and parts, and we may not be able to obtain DRC "conflict free" products or supplies in sufficient quantities for our operations. Also, because our supply chain is complex, we may face reputational challenges with our customers, shareholders and other stakeholders if we are unable to sufficiently verify the origins for the minerals used in our products.  In such event, we may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict mineral free. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products. For additional information see "Item 4 – Information on the Company – Business Overview".

We depend on governmental licenses for our exports.

Our international sales depend largely on export licenses from the government of Israel in relation to products which contain encryption capabilities, which we are currently required to hold. As of the date of this annual report, we have obtained all such licenses necessary to carry out our international sales. If we fail to obtain a material license in the future, or if a material license previously obtained is revoked or expires and is not renewed, our ability to sell our products to overseas customers could be interrupted, resulting in a material adverse effect on our business, results of operations and financial condition.

Risks Relating to Operations in Israel and Internationally

The tax benefits available to us under Israeli law require us to meet several conditions and may be terminated or reduced in the future, which would increase our taxes.

Our production facilities have been granted "Approved Enterprise" or "Benefited Enterprise" status in past years and currently hold a "Preferred Enterprise" status under the Encouragement of Capital Investments Law, and since and as such, we are entitled to certain tax benefits. In order to be eligible for these tax benefits, we must meet certain conditions. If we fail to meet these conditions in the future, the tax benefits could be reduced or canceled. These tax benefits may not be continued in the future at their current levels, or at any level. The termination or reduction of these benefits may increase our income tax expense in the future. To the best of our knowledge, to date we have met the conditions for benefits under each of our "Approved Enterprise" and "Benefited Enterprise" plans and under our "Preferred Enterprise" status in all material respects. There can be no assurance, however, that we will continue to meet such conditions in the future. If these tax benefits are reduced, cancelled or discontinued, our Israeli taxable income would be subject to "regular" Israeli corporate tax rate. The regular corporate tax rate for Israeli companies in 2013 was 25%, 26.5% in 2014 and 2015 and 25% in 2016. In December 2016, the regular tax rate in Israel was reduced to 24% in 2017 and to 23% as from 2018 and thereafter. See "Item 10 –Additional Information – Taxation – the Encouragement of Capital Investments Law, 1959" for more information about our "Benefited Enterprise" status.

The government programs and benefits which we previously received require us to meet several conditions in order to transfer intellectual property developed using government funding abroad, or in order to consulate a change in control.

We received grants from the Government of Israel through programs with the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry, or OCS, as it was known prior to Amendment No. 7 (the "R&D Amendment") to the Israeli Law for the Encouragement of Industrial Research and Development, 1984, and related regulations (the "R&D Law"), now known as the Israel Innovation Authority (the "IIA").

On July 29, 2015, the Israeli Parliament, the Knesset, enacted the R&D Amendment, which, effective as of January 1, 2016, amends material provisions of the R&D Law, including royalty rates, changes to royalty rates upon transfer of manufacturing rights abroad, etc., leaves substantial discretion with the newly established IIA, and, until recently, included only guidelines to some of the core issues of the R&D Law, thus causing much ambiguity as to the implementation of the R&D Amendment and its effect on companies which developed know-how using funds received from the OCS.

The IIA has recently published a directive incorporating most of the former provisions, including those with respect to transfer of manufacturing rights, transfer of know-how and others. These provisions include limitations and requirements for payment with respect to outsourcing or transferring development or manufacturing activities with respect to any product or technology outside of Israel, and change in control in companies with received government funding from the OCS or IIA, which may impair our ability to sell our technology assets outside of Israel or to outsource, transfer development or manufacturing activities with respect to any product or technology outside of Israel, or consummate a change in control in the Company.

The political environment and hostilities in Israel could harm our business.

Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and the Arab countries in the region. This state of hostility has varied in degree and intensity over time. There has also been conflict and unrest between Israel, the Palestinian Authority and certain terrorist groups operating within the Palestinian Authority and Lebanon. In addition, internal conflicts within neighboring counties such as Egypt and Syria also affect Israel, both directly and indirectly. A significant increase in violence began in September 2000 and has continued with varying levels of severity through 2013, such as Israel’s war with the Hezbollah militant group in July and August of 2006. In December 2008 and January 2009 there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern Israel. Similar hostilities accompanied by missiles being fired from the Gaza Strip into Southern Israel, as well at areas more centrally located near Tel Aviv and at areas surrounding Jerusalem, occurred during November 2012. During the summer of 2014, another escalation in violence among Israel, Hamas, the Palestinian Authority and other groups took place. This escalation became known as "Operation Protective Edge", which resulted in missiles being fired from the Gaza Strip into Southern and Central Israel, as well as civil insurrection of Palestinians in the West Bank. In October 2015, Israel encountered another escalation in violence with the Palestinian population, which resulted in clashes between Israel and armed Palestinians on the border with Gaza, in the West Bank and in Israeli cities. Since February 2011, Egypt has experienced political turbulence and an increase in terrorist activity in the Sinai Peninsula, following the resignation of Hosni Mubarak as president. This included protests throughout Egypt, and the appointment of a military regime in his stead, followed by the elections to parliament which brought groups affiliated with the Muslim Brotherhood (which had been previously outlawed by Egypt), and the subsequent overthrow of this elected government by a military regime instead. Such political turbulence and violence may damage peaceful and diplomatic relations between Israel and Egypt, and could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region, including Syria which shares a common border with Israel, and is affecting the political stability of those countries. Since April 2011, internal conflict in Syria has escalated, and evidence indicates that chemical weapons have been used in the region. Intervention may be contemplated by outside parties in order to prevent further chemical weapon use. This instability and any intervention may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries, and may have the potential for additional conflicts in the region. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon. Iran is known to support the government of Syria in its battles against various rebel militia groups in Syria. Furthermore, 2014 saw the rise of an Islamic fundamentalist group, known as ISIS. Following swift conquering operations, ISIS gained control of vast areas in the Middle East, including in Iraq and Syria, which contributed to the turmoil experienced in these areas. As a result, the United States armed forces have engaged in limited operations to eradicate ISIS, following which Russia's armed forces have also engaged in limited operations to defeat ISIS and other rebel groups operating in Syria. 2017 saw several defeats by ISIS, and the establishment of Hezbollah and other Shiite groups in Syria. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Furthermore, several countries still restrict trade with Israeli companies and additional countries may impose such restrictions as a result of changes in the military and/or political conditions in Israel and/or the surrounding countries, which may limit our ability to make sales in, or purchase components from, those countries. Any future armed conflict, political instability, continued violence in the region or restrictions could have a material adverse effect on our business, operating results and financial condition. While such hostilities did not in the past have a material adverse impact on our business, we cannot guarantee that hostilities will not be renewed and have such an effect in the future. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital or obtain components used in our products. Since many of our facilities are located in Israel, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Any insurance coverage we may have may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. Any future armed conflict or political instability in the region would likely negatively affect business conditions and harm our results of operations.

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

We may not be able to distribute dividends in the future.

On January 14, 2013, we announced a dividend policy for distributing up to 50% of our annual distributable profits as a dividend. Our Board of Directors declared a dividend for 2012 which was distributed in April 2013, for 2013 which was distributed in April 2014, for 2014 which was distributed in April 2015, for 2015 which was distributed in April 2016 and for 2016 which was distributed in April 2017. As part of the stated dividend policy the Company's Board of Directors reserved the right to declare additional dividend distributions, to change the rate of dividend distributions (either as a policy or on a one-time basis), to cancel a specific distribution or to cancel the policy as a whole at any time, at its sole discretion. On March 15, 2018, our Board of Directors adopted a resolution to suspend until further notice the said dividend policy in order to increase our available funds in support of our long-term growth.

Our ability to distribute dividends in the future may be adversely affected by the risk factors described in this report. Any dividend will depend on our earnings, capital requirements, financial condition and other business and economic factors affecting us at the time as our board of directors may consider relevant. Our ability to pay cash dividends may be restricted by instruments governing any of our obligations. We are restricted by Israeli law to pay dividends in any fiscal year only out of "profits", as defined by the Israeli Companies Law, unless otherwise authorized by an Israeli court, and provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations. There is no assurance that we will be able to pay dividends or increase our payment of dividends in the future, nor is there any assurance that our Board of Directors will not further change our dividend policy in the future. If we are unable to pay dividends at levels anticipated by investors in our shares, the market price of our shares may be negatively affected and the value of our shareholders’ investment may be reduced. See "Item 8.A – Consolidated Statements and Other Financial Information", under the caption "8A – Dividend Policy" for additional information regarding the payment of dividends.

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

We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including our pro-rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro-rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. If we were to be a PFIC, and a U.S. Holder does not make an election to treat us as a "qualified electing fund," or QEF, or a "mark-to-market" election, "excess distributions" to a U.S. Holder, and any gain recognized by a U.S. Holder on a disposition or our ordinary shares, would be taxed in an unfavorable way. Among other consequences, our dividends, to the extent that they constituted excess distributions, would be taxed at the regular rates applicable to ordinary income, rather than the 20% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation, and certain "interest" charges may apply. In addition, gains on the sale of our shares would be treated in the same way as excess distributions. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory provisions, it is unclear whether we would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset our passive income in the calculation of gross income. As a result of our substantial cash position, if the value of our shares declines, there is a substantial risk that we will be classified as a PFIC under the asset test described above. There can be no assurance that we will not be classified as a PFIC by the U.S. Internal Revenue Service. In light of the uncertainties described above, no assurance can be given that we will not be a PFIC in any year. A U.S. Holder who makes a QEF election is taxed currently on such holder's proportionate share of our earnings. If the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, however, it might be too late for a U.S. Holder to make a timely QEF election, unless the U.S. Holder qualifies under the applicable Treasury regulations to make a retroactive (late) election. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to exceptions for U.S. Holders who made a timely QEF or mark-to-market election, or certain other elections. We do not currently intend to prepare or provide the information that would enable you to make a Qualified Election Fund election. Accordingly, our shareholders are urged to consult their tax advisors regarding the application of PFIC rules.

Our investment portfolio may be impaired by disruptions in the financial and credit markets.

Our investment portfolio currently consists of corporate debt securities which the Company classified at December 31, 2017 as "held-to-maturity". As of December 31, 2017, we hold approximately US$ 13.7 million in corporate debt securities.

Due to possible significant disruptions in the financial and credit markets, the corporate debt securities in our portfolio are subject to a possible increased risk of default due to bankruptcy, lack of liquidity, operational failure or other factors affecting the issuers of those securities.  In addition, securities in our portfolio are subject to other risks, such as credit, liquidity, market and interest rate risks, which may be exacerbated by market disruptions, and which may impair the assets. We may be required to adjust the carrying value of our investment securities due to a default, lack of liquidity or other event, if the event constitutes an impairment which is considered to be other-than-temporary. As of December 31, 2017, we were not required to adjust the carrying value of our investment securities since there were no other-than-temporary impairments.

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

In March 2014, we filed a "shelf" registration statement with the Securities and Exchange Commission (the "SEC") effective until April 4, 2017, under which we were authorized to sell up to $80,000,000 of our ordinary shares in one or more offerings. On April 3, 2017, we filed a replacement "shelf" registration statement with the SEC (the "April 2017 Shelf Registration Statement"), designated to replace our March 2014 "shelf" registration statement, which was declared effective on June 1, 2017, under which we have not offered any securities for sale to date. Under the April 2017 Shelf Registration Statement we may sell up to $80,000,000 of our ordinary shares in one or more offerings once it is declared effective by the SEC. We may offer securities under the April 2017 Shelf Registration Statement until May 31, 2020.

In December 2014, we entered into a share purchase agreement with Fiberblaze A/S (now Silicom Denmark (Fiberblaze A/S)), a provider of high performance application acceleration solutions for the mobile, telecommunication, network monitoring, cyber security, financial and related industries ("Fiberblaze"), Nikolaj Herman, Fiberblaze Holding APS ("Fiberblaze Holding"), a Danish company, Hilmer APS, a Danish company ("Hilmer"), and Jakob Hilmer, for the purchase of the entire share capital of Fiberblaze and Fiberblaze US (the "Fiberblaze SPA") in consideration for an amount of approximately  $10 million, plus such additional amounts as earn out payments in the event Fiberblaze meets pre-determined criteria during the Evaluation Period (as such term is defined in the Fiberblaze SPA). In 2016 we paid an earn out payment in the amount of US$ 1,463 thousand, of which 90% was paid in cash and 10% in options to purchase ordinary shares of the Company. For additional information regarding the Fiberblaze SPA, see "Item 10 – Additional Information – Material Contracts", "Item 19 – Exhibits – Exhibit 4.7. – Fiberblaze SPA" and Note 3B to our financial statements included elsewhere in this annual report.

In September 2015, we, together with our wholly owned subsidiary, Silicom Connectivity Solutions, Inc., entered into an asset purchase agreement with ADI Engineering, Inc. ("ADI"), a US company which provides Intel®-based products targeted at SDN, NFV, IoT ('Internet of Things'), Cloud computing and Virtualization, Steve Yates and Patricia Yates (the "ADI APA") for the purchase of ADI's assets in consideration for an amount equal to $10 million in cash at closing, and an additional consideration subject to the attainment of certain future performance milestones (the "Excess Consideration"). In 2016 we paid an Excess Consideration in the amount of US$ 3,000 thousand for the attainment of the 2015 performance milestone detailed in the ADI APA. In 2017 and 2018 we did not pay any Excess Consideration since the respective performance milestones for each of 2016 and 2017, respectively, were not attained. For additional information regarding the ADI APA, see "Item 10 – Additional Information – Material Contracts", "Item 19 – Exhibits – Exhibit 4.8. – ADI APA" and Note 3A to our financial statements included elsewhere in this annual report.

Principal capital expenditures and divestitures

From January 1, 2017 to December 31, 2017, our capital expenditures totaled to approximately $2,118 thousand (compared to $1,705 thousand during 2016 and $20,771 thousand during 2015), of which approximately $2,006 thousand (compared to $1,589 thousand during 2016 and $1,608 thousand during 2015) can be attributed to machinery and equipment, and approximately $112  thousand (compared to $116 thousand during 2016 and $1,374 thousand during 2015) can be attributed to office furniture and equipment and leasehold improvements. We have financed our capital expenditures from our available internal resources, and expect to continue to finance our capital expenditures in a similar manner in 2018.

B.            Business Overview

We are an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, our solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Our products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Products

Our products are comprised of:

(i)	Server network interface cards with and without bypass (Server Adapters);

(ii)
Intelligent and programmable cards, with features such as encryption, acceleration, data compression, redirection and switching, packet processing, time stamping, packet capture solutions, FPGA based ultra-low latency solutions, other offload features and/or compute blades (Smart Cards); and

(iii)	Stand-alone Products: CPE and vCPE edge devices for SD-WAN and NFV deployments, Networking Targeted Appliances, Bypass Switches and Intelligent Bypass Switches.

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

Some of these server adapter products incorporate a bypass feature. Intended for mission-critical environments, our Bypass Networking Cards feature innovative bypass circuitry to maintain continuity of network connectivity in the event of an appliance or server failure. Upon the occurrence of an appliance or server failure, the card’s bypass mechanism automatically reroutes traffic to bypass faulty components, enabling customers to have reliable and always available network accessibility. As with all of our Multiport Ethernet Networking Cards, the Bypass Cards also improve server throughput and performance during normal operations by introducing more ports and better throughput while reducing network congestion, simplifying network management, and minimizing CPU utilization.

On April 3, 2017, we issued a Press Release on Form 6-K announcing that we have secured an important first Design Win for several versions of our Bypass cards from a well-established Cyber Security customer which has now standardized on us as its networking add-on solution provider.

On September 5, 2017, we issued a Press Release on Form 6-K announcing the achievement of a significant new Cloud Design Win for the supply of off-the-shelf 10G Multi-Port Server Adapters to be used to upgrade one of our customer’s existing Cloud platforms.

Smart Cards

Our Smart Card products include smart server adapters such as: (a) redirector and switching cards, (b) encryption and data compression hardware acceleration cards, (c) FPGA based packet processing cards, and (d) compute blades which offer general compute capability in networking intensive environment.

Our redirector and switching card cards improve performance by: (a) enabling switching fabric on a network interface card ("NIC") while (in some cases) providing separate data path and management path for the switching fabric and sometimes eliminating the need for a Top Of Rack switch within the Cloud, (b) enabling traffic filtering in order to reduce the amount of traffic received by the server, limiting it to only essential traffic for the server CPU, and consequently improving server performance, (c) load-balancing between external servers and/or CPUs and/or CPU cores increasing the efficiency of the server, and (d) offloading some of the CPU tasks to the switch on the NIC.

Our product line of high-performance encryption cards is designed to improve the throughput of servers the traffic into which requires encryption or decryption. The products improve the performance of such servers by independently executing encryption tasks, thereby accelerating the encryption process and freeing the CPUs of such servers for other activities. This product line can off-load not only encryption functionality, but compression functionality as well. The market need for compression off-load was previously limited to some content delivery and WAN optimization networking applications; however, such compression off-load is now becoming more and more important in the storage market especially within the Big-Data area, which is the market sector that is the primary target of this functionality.

Our 1G/10G/25G/40G/100G FPGA (field programmable gate array) based packet processing cards are based either on a combined standard Intel® networking silicon and an FPGA, or on a pure FPGA based solution, working at wire speed to achieve a variety of functionalities. Our products include three levels of solutions: The first level include minimal solution related IP, where we provide our customers with "Naked" FPGA cards, which they can use to program in any way they want. In these cards, other than the hardware we only provide FPGA and software which are required to test and verify the cards functionality. In the second level we provide a framework for a Smart Card. Such a framework allows the customer to add to the FPGA its own application, while the various interfaces are already a part of the framework, providing optimized solutions for low latency, throughput and speed. In the third level we provide solutions implemented in the FPGA. Such solutions are related to Packet Capturing, HFT, encryption/decryption, Deep Packet Inspection (DPI) and other Cloud and NFV related applications. The implementation of these solutions by the customers is proposed both in an "as is" model and as a sample code which the customer can then use as the basis to what it wants to do.

Our compute blades offer general compute capability in networking intensive environment. These compute blades could be integrated in an appliance, micro server, CPE equipment and alike. In addition, we use our low end compute blades for IoT.

On January 9, 2017, we issued a Press Release on Form 6-K announcing that we achieved our first Object Storage Design Win with one of the world’s largest technology companies, a visionary leader in the Object Storage market. The Design Win is for high-performance connectivity adapters that will be used to enhance the throughput of the customer’s object storage cloud platforms.

On February 23, 2017, we issued a Press Release on Form 6-K announcing that one of our biggest customers has selected our encryption cards for its next-generation appliances.

On May 16, 2017, we issued a Press Release on Form 6-K announcing that we have been awarded a Design Win from a new customer, a leading Flash-Only Storage company for a proprietary new front-loading compression module. Based on latest compression technology, the new product uses NVMe, a standard developed primarily for high-speed flash-based storage, to create a state-of-the-art PCI-E compression module that can be replaced or added to storage appliances in the field.

On June 15, 2017, we issued a Press Release on Form 6-K announcing that we have been awarded a new Design Win from an existing customer, a leading provider of Cloud and Enterprise networking applications and appliances. The current Design Win is for our latest generation of high-end and low-end encryption hardware acceleration cards that the client will deploy in its next-generation solutions.

On August 7, 2017, we issued a Press Release on Form 6-K announcing the achievement of a Design Win awarded by one of our significant long-term customers for an advanced FPGA-based card to be used in a new Network Visibility application. On November 1, 2017, we issued a Press Release on Form 6-K announcing that we have been awarded a Design Win from a leading Fintech player for our most advanced FPGA-based networking card. We believe that this win positions our FPGA technology as a platform for a variety of emerging new "FPGA in the Cloud" applications.

On November 1, 2017, we issued a Press Release on Form 6-K announcing announced that one of our existing customers, a world-leading Cyber Security player, has selected our encryption solution, and plans to deploy it in a number of its new platforms.

On February 7, 2018, we issued a Press Release on Form 6-K announcing that one of our long-term customers, a rapidly-growing Cyber Security company which is now moving heavily into the processing of higher volumes of data at much higher data rates, has standardized on our high-density server adapters with the intention of eventually using them to replace all of its lower speed/lower density adapters. With this new Design Win, this customer’s run rate has risen to $1 million per year, and is expected to ramp up to approximately $1.5 million per year.

On March 21, 2017, we issued a Press Release on Form 6-K announcing the achievement of our largest-ever Design Win granted to us by a Cloud player for a highly customized version of our 100-Gigabit high bandwidth switch fabric on a NIC cloud solution.

On March 13, 2018, we announced that such Cloud player has decided to abort the new cloud infrastructure architecture for which it had ordered our product. In communicating its decision, the customer indicated that the cancellation of such Design Win was unrelated to our product, development or support, which was flawless, and that rather, its decision to abort the configuration was based on modification to its technical and business strategy.

Stand-alone Products

Our main Stand-Alone product line includes a family of CPE (Customer Premise Equipment), vCPE or Edge Networking Devices products. These products are full computing platforms in a networking intensive environment, mostly existing in the Cloud edge, and offered by both Cloud Vendors, Telco’s and application vendors. Such platforms are based on compute blades, integrating such blades into a full CPE/EDGE/Appliance Units. Our products in this family includes very low end IoT devices, going through typical branch/CPE units and up to rack mounted devices targeting large scale branches.

On November 20, 2017, we issued a Press Release on Form 6-K announcing that a leading provider of Cloud-based networking solutions has selected our vCPE edge devices as its hardware platform for a customized Cloud-based SD-WAN networking solution.

Another stand-alone product line includes our Bypass Switches and Intelligent Bypass Switches which allow the use of our solutions even where the networking component of the solution is already present.

We market such stand-alone bypass units for: (a) entry level bypass switch 1/10Gbps, directed at power failure bypass; and (b) high end 1G/10G/25G/40G/100Gbps Intelligent Bypass Solution which includes switch with self-generating heartbeat and versatile monitoring and control options.

Principal Markets

The principal markets in which we compete are set forth more particularly in, and are incorporated by reference to Note 12A to the consolidated financial statements set forth in Item 18 of this annual report. In 2015, 2016 and 2017 approximately 66%, 65% and 80% of our sales, respectively, were in North America, 20%, 24% and 16% of our sales, respectively, were in Europe, and 14%, 11% and 4% of our sales, respectively, were in Asia-Pacific. Our main business is not seasonal, and we believe that there are sufficient sources and raw materials available to sustain it.

Manufacturing and Suppliers

Our manufacturing operations consist primarily of producing finished goods on our own from (i) components purchased from third parties, (ii) sub-assemblies manufactured by sub-contractors. In addition, we perform testing and quality assurance procedures with respect to the components and sub-assemblies which are incorporated into our final products and to the final products themselves. In addition, we use turnkey manufacturers to manufacture our products.

We seek to monitor quality with respect to each stage of the production process including, but not limited to, the selection of component suppliers, warehouse procedures and final testing, packaging and shipping. We have been certified as complying with "ISO-28001:2007", "ISO 9001:2015" and "ISO 14001:2015", which are the quality control standard used in our industry. We believe that our quality assurance procedures have been instrumental in achieving a high degree of reliability for our products. We intend to continue to maintain and improve the efficiency of such procedures.

Although we generally use standard parts and components for our products, certain key components used in our products are currently available from only one source, and others are available from a limited number of sources, on which we are dependent. For example, a key component in many of our products is manufactured by Intel®. We believe that we maintain a sufficient inventory of these components to protect against delays in deliveries. For additional information see the risk factor entitled "Loss of our sources for certain key components could harm our operations" under Item 3.D – "Risk Factors".

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

In June 2014, May 2015, May 2016 and May 2017, we issued our Specialized Disclosure Report for the years ended December 31, 2013, December 31, 2014, December 31, 2015 and December 31, 2016, respectively, in compliance with Rule 13p-1 under the Exchange Act, according to which, some conflict minerals (gold, tantalum, tin, and tungsten) are necessary to the functionality or production of certain of our products. Conflict minerals are obtained, via our direct suppliers, from sources worldwide, and our desire is not to eliminate those originating in the DRC and adjoining countries but rather to obtain conflict minerals from sources that do not directly or indirectly finance or benefit armed groups in the DRC and adjourning countries.

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

Based on our reasonable country of origin inquiry and due diligence process, we concluded that during 2013, 2014 and 2015 (i) we manufactured, and contracted to manufacture, products as to which conflict minerals are necessary to the functionality or production of our products and (ii) as a result of the reasonable country of origin inquiry and due diligence measures, we determined that our products to which conflict minerals are necessary to the functionality or production of our products, in 2013, 2014, 2015 and 2016 were "DRC Conflict Undeterminable" (as defined in Rule 13p-1 under the Exchange Act). We made this determination due to insufficient information provided by some of our active suppliers and manufacturers who supplied some of the necessary conflict minerals, which originated in the DRC and adjoining countries, but who were unable to indicate whether such necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or were not found to be DRC conflict free. In 2015 and 2016, however, we identified Suppliers of Conflict Materials of such products. In 2015, 183 suppliers out of a total of 209 suppliers delivered satisfactory responses via the Conflict Free Sourcing Initiative Reporting Template (the "CMRT"). In 2016, 234 suppliers out of a total of 256 suppliers delivered satisfactory responses via the CMRT. During the reporting period for the calendar year ending December 31, 2017, we have continued to improve our efforts to mitigate risks, engaging in the required diligence process, following-up on high risk responsive or non-compliant suppliers, working with suppliers to educate them on conflict minerals sourcing, contacting selected smelters and refiners that have not received a "conflict free" designation etc. We intend to request that all of our direct suppliers become conflict free as related to goods supplied to us.

Marketing Channels

The principal market sectors for our products are:

(i)
Network appliances, including WAN Optimization and SD-WAN, Internet Security, Cyber Security, Application Delivery, Traffic Management, Network Monitoring and Analytics, High Frequency Trading (HFT) for the financial service market and other mission-critical sectors;

(ii)	The "Cloud";

(iii)	SD-WAN and NFV deployments requiring CPEs and vCPEs;

(iv)	Servers;

(v)	Data Storage including Big Data; and

(vi)	IoT.

Our main business model for our line of products is called the Design Win Model. The following are the main aspects of this model:

•	We approach a potential customer or are approached by such customer;

•
If the potential customer shows interest in the products and we believe that achievement of a business relationship with the potential customer is possible, we ship products for such potential customer’s evaluation;

•
During the evaluation process the potential customer receives a few units of the relevant product for initial basic testing. If the evaluation process is successful, we ship products for qualification;

•	During the qualification process the potential customer usually purchases a larger amount of our products for more specific testing, which may include certain adaptations of our products to its needs;

•	If the qualification process is successful, we enter into negotiations regarding the terms of a business relationship; and

•	In some cases, typically with the larger customers, the evaluation and qualification process may take 12 months or more.

Once all phases mentioned above are concluded, the customer will purchase products from us in order to incorporate such products within its server based systems, and then sell or deploy such systems with our cards embedded in them. The sale or deployment of our products within such systems is the objective of our Design Win Model. In most cases once we secure a Design Win our customer will continue to buy our cards for as long as it continues to sell or deploy its server based system.

Over the last few years, our sales and marketing has been mostly carried out through a network of strategic relationships with leading OEMs which sell our products, generally as a part of their systems and sometimes under their own private labels. Our current original equipment manufacturer customers are mostly active in the Cyber Security market, Application Delivery market, Traffic management market, Network Monitoring market, data storage market, general servers market, WAN optimization market, SD-WAN market and other server based applications markets. Our OEM customers sell their products to Governments, Enterprises (headquarter and branch) and to Data Centers (regular and virtualized, including to the Cloud). Our strategy of carrying out strategic relationships with OEM customers continues to be the major strategy under which we operate. We believe that these relationships enable us to take advantage of the superior financial resources and market presence of these companies to increase our sales and establish, maintain and strengthen our position and reputation in the market. In addition, we believe that relationships with OEMs improve access to new technologies developed by such OEMs, thereby ensuring smooth integration of our products and technology with those of the OEMs. In furtherance of this strategy, during the last few years we entered into strategic arrangements with OEMs and continued securing successful Design Wins with OEMs who purchase our products. The majority of our revenues in 2017 were attributed to the sale of our products to OEM customers. In 2017 we have increased the proportion of our sales to Cloud/Virtualized data Center/SDN customers within our group of OEM customers, and we believe that we will continue to gradually increase the proportion of our sales to such customers. This is due to the fact that: (a) the market is moving towards running applications in the Cloud; and (b) Cloud and web 2.0 companies are typically either using standard servers or design their own "white boxes" into both of which we offer our solutions. While there are no assurances that such solutions will be accepted by such Cloud and Web 2.0 players, we believe that this trend has significant potential for us.

On top of OEM customers and due to the market shift into the Cloud, we are now implementing an additional marketing strategy which involves our direct sales to major Cloud players and Telcos which are operating Cloud based solutions and services. We sell to these players both server adapters (smart and regular) and stand-alone CPEs. During 2017 we announced several Design Wins with such Cloud players, including the largest Design Win we have ever announced, which was later cancelled by the Cloud player, as we announced in March, 2018. The main aspects of the OEM business model, by which in most cases our customer will continue to buy our cards for as long as it continues to sell or deploy its system, are maintained in our business model when we sell directly to Cloud players.

The loss of some of our OEM and/or Cloud customers, or any single key OEM or Cloud customer, may have a material adverse effect on our operations and financial results and we cannot assure you that we will be able to enter into strategic relationships with OEMs or Cloud players in the future. Payment terms of our OEM and Cloud customers are primarily up to 90 days net.  Approximately 95% of our international sales are denominated in U.S. Dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions and changes in tariffs and freight rates. We have experienced no material difficulties to date as a result of these factors.

Our arrangements with our OEM and Cloud customers (and distributors and resellers when applicable) are generally non-exclusive. We have generally experienced good relations with our customers and are not aware of any pending terminations other than with respect to products that newer technologies have eliminated the need for.

Our customers, including our OEM customers, Cloud customers, distributors and resellers are not within our control. They are not obligated to purchase products from us and may use or represent other lines of products. A reduction in sales effort or discontinuance of sales of our products by our OEM customers, or reduction in sales to our Cloud customers, could lead to reduced sales and could materially adversely affect our operating results. In addition, our business model also entails the risk that our customers, will build up inventories in anticipation of a growth in deployments or sales. If such growth does not occur as anticipated, these customers may substantially decrease the amount of products ordered from us in subsequent quarters, discontinue product orders or even attempt to return unused or unsold products. The loss of a major customer or group of customers or a loss or ineffectiveness of several of our OEM and/or Cloud relationships at approximately the same time, or the loss of any key Cloud or OEM customer, might have a material adverse effect on us.

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

On April 8, 2010, we filed a patent application in the United States in the United States Patents and Trademarks Office, or the USPTO, for the ‘Server-Based Network Appliance’. On June 12, 2012 we were issued patent No. 8,199,523 entitled ‘Server-Based Network Appliance’ from the United States Patent and Trademark Office, which relates to a server-based network appliance in which a computer motherboard is mounted in a case with the bus slots of the motherboard adjacent to the rear side of the case.

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

On February 8, 2015 we filed a patent application (14/616,718) in the USPTO with respect to Hybrid Networking Application Switch. On January 2, 2018 we were issued patent No. 9,858,227 entitled ‘Hybrid Networking Application Switch’ from the United States Patent and Trademark Office. The patent relates to a unique solution for combining functionalities of a rack mounted networking switch and a rack mounted server into a single rack mounted enclosure comprising a hybrid networking application switch or an accelerated hybrid networking application switch.

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

With respect to Server Adapters, until recently our main competitor in the non-bypass server adapters was Intel®. However, we believe that Intel seems to be targeting mostly major Cloud accounts and we target smaller accounts in this market and pursue major Cloud accounts only with solutions which are not competing with Intel’s standard cards, our main competitors in the Non Bypass Server Adapters space are Mellanox and Broadcom. In the Bypass Server Adapter product line, our competition is not as significant. To the best of our knowledge, our only significant competitors in this industry are Interface Masters, Portwell, Caswell, Lanner and Adlink. In addition, there may be other local solutions which might also compete with our products. Although the situation may change in the future, we believe that our competition in the bypass card market is less significant than our competition in the non-bypass card market.

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

In the Stand-alone Products sector, our competition is fragmented, and differs with respect to the specific solution offered by us. With respect to the Bypass Switches and Intelligent Bypass Switches solutions (in which solutions are offered in the form of an external box instead of an embedded card), to the best of our knowledge our main competitors are Net Optics (subsidiary of IXIA), Gigamon, and Interface Masters. With respect to our CPE/Edge/Low End Appliance products, to the best of our knowledge our main competitors are Portwell, Caswell, Lanner and Nexcom.

Governmental Regulation Affecting the Company

We are affected by the terms of research and development grants we have received from the IIA. Under the terms of Israeli Government participation, a royalty of 3% or up to 5% of the net sales of products developed from a project funded by the OCS must be paid under the terms of the pre-R&D Amendment regime, beginning with the commencement of sales of products developed with grant funds and ending when a dollar-linked amount equal to 100% of such grants plus interest at LIBOR is repaid. The terms of Israeli Government participation also impose significant restrictions on manufacturing outside Israel of products developed with government grants, in accordance with the terms and conditions of the pre-R&D Amendment regime. In addition, according to the pre-R&D Amendment regime the transfer to third parties of technologies developed through such projects is subject to approval of the OCS. Following the R&D Amendment there is currently much ambiguity regarding its implementation and its effect on research and development grants received prior thereto.

On July 29, 2015, the Israeli Parliament, the Knesset, enacted the R&D Amendment, designated to provide the ability to respond quickly to the challenges of a changing world, after reaching the conclusion that the pre-R&D Amendment regime was found to not to have the required flexibility in today's rapidly changing world. Pursuant to the R&D Amendment, the OCS was replaced with the newly established IIA, which will be comprised of a Council body, the Chief Scientist, the Director General and a member of the Research Committee. According to the R&D Amendment, the Council has broad discretion regarding material matters, including with respect to the new funding programs ("Tracks"), is required to determine certain characteristics (which are mainly technical but also include the type of Benefit ("Benefit", as defined under the R&D Amendment, includes grants, loans, exemptions, discounts, guarantees and additional means of assistance, but with the exclusion of purchase of shares),  to be granted as well as its scope, conditions for receipt of approval for the Benefit and the identity of the party which is permitted to perform the approved activities, and may determine additional matters, including delay in payment of the Benefit and requests for provision of guarantees for its receipt, payment of an advance by the IIA, what know-how will be developed and requirements regarding its full or partial ownership, provisions regarding transfer, disclosure or exposure of know-how to third parties in Israel and abroad (including payment or non-payment for the same, as well as ceilings for such payments), requirements with respect to manufacture in Israel and transfer of manufacture abroad (including payment for such transfer), performance of innovative activities for the benefit of third parties, etc. In addition, while the pre-R&D Amendment regime provided base-line default terms and conditions with respect to the core issues relevant for OCS grant recipients, as provided above, these default provisions were largely rescinded by the R&D Amendment. Many of these matters are now decided separately for each Track by the Council, based on certain guidelines stipulated in the R&D Amendment. Such guidelines provide, for example, that considerable preference should be given to having ownership of IIA-funded know-how and rights vest with the Benefit recipient and/or with an Israeli company, with transfer of know-how and related rights abroad to be permitted only in exceptional circumstances. In addition, the R&D Amendment determines that the transfer of manufacturing rights abroad, whether under a license or otherwise, shall only be allowed in special circumstances.

On May 7, 2017, the IIA published the Rules for Granting Authorization for Use of Know-How Outside of Israel (the "Licensing Rules"). The Licensing Rules enable the approval of out-licensing arrangements and other arrangements for granting of an authorization to an entity outside of Israel to use know-how developed under research and development programs funded by the IIA. Subject to payment of a "License Fee" to the IIA, at a rate that will be determined by the IIA in accordance with the Licensing Rules, the IIA may now approve arrangements for the license of know-how outside of Israel. This allows companies that have received IIA support to commercialize know-how in a manner which was not previously available. In addition, the IIA has recently published a directive incorporating most of the former provisions, including those with respect to transfer of manufacturing rights, transfer of know-how and others.

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

•
Silicom Denmark (Fiberblaze A/S) – a private company incorporated in Denmark. On December 10, 2014, we entered into the Fiberblaze SPA for the purchase of the entire holdings in Fiberblaze, pursuant to which we became its sole shareholder. As part of the Fiberblaze SPA, we have also purchased Fiberblaze US LLC, a private company incorporated in the United States, being a 100% owned subsidiary of Fiberblaze. In October 2016 we commenced a voluntary liquidation process for the liquidation of Fiberblaze US LLC, which was completed in August 2017. In 2017 we changed the name of the company from Fiberblaze A/S to the company's current name – Silicom Denmark (Fiberblaze A/S) and all the rights related to the company’s previous name remained ours.  See "Item 10 – Additional Information – C. "Material Contracts" for additional information on the Fiberblaze SPA.

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

Until April, 2015 we leased office space in Kfar Sava of approximately 1,050 square meters in size, for which we paid a monthly rent of approximately $16,000. Following the termination of such lease agreement in accordance with its terms, we decided to move to our new offices in Kfar Sava, which we are leasing for a period of five years, ending February 28, 2020, with an option to renew the term for an additional five-year period. This facility is approximately 1,500 square meters in size and the monthly payments (which include various management services) are approximately $35,000.

We have conducted our manufacturing in Yokne'am, Israel since 2000. In January 2014, following the termination our lease (in effect since January 2009) due to our decision not to exercise our option to renew it, we moved to a new facility in Yokne'am, which we are leasing pursuant to a sub-lease for a period of three years, ending December 31, 2016, with an option to renew the term for an additional period of three years under the same terms, which we exercised on October 11, 2016 for a period of 36 additional months commencing January 1, 2017 under the same terms of the lease previously in effect. This facility is approximately 2,400 square meters in size plus additional warehouse areas of approximately 250 meters in size and the monthly payments (which include rental payments, as well as fees for various management and upkeep services) are approximately $45,000.

In August 2016 we entered into a Lease Agreement with Naji Ezekiel & Sons - Management and Maintenance Ltd., for the lease of 450 square meters of storage space in Yokne'am Illit and the monthly payments are approximately $6,000. This agreement is in effect for a period of 24 months, with an option put in place to extend the term by 12 months, twice at an increase of 5% in rental fees per renewal period.

We also lease office space in Charlottesville, Virginia, in the United States. The lease is for a period of 26 months ending December 31, 2017. On June 7, 2017 we extended the lease for an additional one-year period starting January 1, 2018 under the same terms. This facility is approximately 929 square meters in size and the monthly payments are approximately $11,000.

Between February 2004 and December 2016, we sub-leased office space in Paramus, New Jersey, from our affiliate, Radcom Equipment, Inc. This sub-lease was extended for a short period until April 2017 for a total of $11,000. As of April 2017, we lease office space of approximately 2,500 square feet in the same building in which we previously sub-leased our office space, for the same purpose, from our affiliates, Zohar Zisapel Properties, Inc. and Yehuda Zisapel Properties, Inc. Our current lease is until March 2022, and we have an option to renew it for an additional five-year term. Currently, the monthly rent payments for this space are approximately $3,800. See "Item 7 – Major Shareholders and Related Party Transactions."

In addition, we lease office space, which we increased in 2017 from approximately 388 square meters to approximately 1,000 square meters, in Søborg, Denmark. The term of the lease agreement expires on September 30, 2020. The lease can be terminated by a six-month advanced notice to the landlord. The monthly rent payment for this space increased in 2017 as a result of our bigger leased space from approximately $9,000 to approximately $13,000.

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

Item 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

Silicom was incorporated in Israel and commenced operations in 1987. We have traditionally been engaged in the design, manufacture, marketing and support of connectivity solutions for computers. We are currently engaged in the design, manufacture, marketing and support of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, our solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge. In 2015, 2016 and 2017 we recorded sales from all of our networking and data infrastructure solutions of approximately $82.7 million, $100.3 million, and $125.7 million respectively. We primarily sell our products to major Cloud players, service providers, telcos and OEMs and, to a lesser extent, through independent distributors (on a non-exclusive basis).

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of the financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

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

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed. During the year ended December 31, 2017, no impairments were found and therefore no impairment losses were recorded.

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives of 3 years. The acquired customer relationships and current technology are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in amortization of such intangible assets in the straight-line method.

•	Inventories – Inventories are stated at the lower of cost and net realizable value. Cost is determined using the "weighted average-cost" method.

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

•
Income Taxes – We account for income taxes under ASC 740-10, "Accounting for Income taxes". Under ASC 740-10, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are classified as non-current. Income tax expenses represent the tax payable for the period and the changes during the period in deferred tax assets and liabilities. As of December 31, 2017, the deferred tax assets were $899 thousand and the deferred tax liabilities were $0 thousand, whereas in 2016, the deferred tax assets were $1,537 thousand and the deferred tax liabilities were $0 thousand.

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

As of January 1, 2017 and for the twelve months ended December 31, 2017, we did not have any significant unrecognized tax benefits. In addition, we do not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

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

Recent Accounting Pronouncements.

•
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The standard can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this ASU on January 1, 2018 with no cumulative effect. In 2017 we examined the new standard's impact on our financial statements. Based on our examination as of the date of this annual report, the standard will not have a material effect.

•
In February 2016, the FASB issued ASU 2016-02, which requires lessees to recognize most of their leases on balance sheet as a right-of-use asset and a lease liability. This ASU is effective for interim and annual periods in fiscal years beginning after December 15, 2018. Early adoption is permitted.

Based on our current assessment, we do not expect this ASU to have a material impact on the results of our operations.

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

•
In January 2017, the FASB issued ASU 2017-04, "Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment," which eliminates the requirement to calculate the implied fair value of goodwill in Step 2 of the goodwill impairment test. Under ASU 2017-04, goodwill impairment charges will be based on the excess of a reporting unit’s carrying amount over its fair value as determined in Step 1 of the testing. ASU 2017-04 is effective for interim and annual testing dates after December 15 ,2019, with early adoption permitted for interim and annual goodwill impairment testing dates after January 1, 2017.

We do not expect the adoption of ASU 2017-04 to have material impact on our financial position, results of operations, cash flows or presentation thereof.

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

Year Ended December 31,

	2015	2016	2017
Sales	100%	100%	100%
Cost of sales	58.8	61.6	63.5
Gross profit	41.2	38.4	36.5
Research and development expenses	11.7	12.6	11.1
Sales and marketing expenses	6.8	6.4	5.3
General and administrative expenses	4.4	3.9	3.6
Contingent consideration expense (benefit)	(3.7)	(0.3)	(3.7)
Operating Income	22.0	15.8	20.2
Financial income, net	0.3	-	0.2
Income before income taxes	22.3	15.8	20.4
Income tax expenses	2.3	2.7	3.1
Net Income	20.0	13.1	17.3

Sales in 2017 increased by 25.3% to $125,690 thousand compared to $100,347 thousand in 2016. The increase in sales was mainly attributed to our success in our target markets, especially those driven by Cloud Computing. This achievement was part of our continued success in expanding our customer base and product offering supporting important market trends like Cloud Computing, Cyber security, SDN, NFV, Virtualization and SD-WAN.

Sales in 2016 increased by 21.3% to 100,347 thousand compared to $82,738 thousand in 2015. The increase in sales was mainly attributed to our continued success in our target markets including those driven by trends like Cyber security, Cloud Computing, SDN, NFV, Virtualization and other trends, and to our continued success in expanding our product offering and customer base.

Gross profit in 2017 was $45,928 thousand compared to $38,551 thousand in 2016. Gross profit as a percentage of sales in 2017 was 36.5%, compared to 38.4% in 2016. Our gross profit is largely dependent on the mix of products we sell during a specific year. The lower gross profit percentage in 2017 compared to 2016 was primarily a result of changes to the mix of products we sold in 2017, which was influenced by our strategic decision to take advantage of increased revenue potential and opportunities, especially in the Cloud related business. Gross profit was also affected by, among other factors, write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use. The inventory write-downs as a percentage of sales in 2017 decreased to 2.3%, compared to 3.2% in 2016.

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

Research and development expenses in 2017 increased by 9.9% to $13,915 thousand compared to $12,663 thousand in 2016. This increase was mainly attributed to the increase in the number of our research and development employees required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately $827 thousand to such increase, combined with a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone) which contributed approximately $498 thousand to the increase, offset by a slight decrease in amortization of acquired intangible assets which amounted to approximately $1,251 thousand in 2017, compared to $1,324  thousand in 2016.

Research and development expenses in 2016 increased by 30.5% to $12,663 thousand compared to $9,702 thousand in 2015. This increase was mainly attributed to the increase in the number of our research and development employees required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately $2,248 thousand to such increase and to an increase in amortization of acquired intangible assets which amounted to approximately $1,324 thousand in 2016, compared to $693 thousand in 2015, combined with a slight weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our research and development expenses are incurred in New Israeli Shekels) which contributed approximately $82 thousand to the increase.

Sales and marketing expenses in 2017 increased by 4.7% to $6,722 thousand compared to $6,423 thousand in 2016. This increase was mainly attributed to our continued investment in the promotion of our networking and data infrastructure solutions to our target markets including those driven by trends like Cloud Computing, Cyber security, SDN, NFV, Virtualization, SD-WAN and other trends, by, among others, our continued effort to expand exposure of our product offering and expanding our customer base, which contributed approximately $164 thousand to such increase,  combined with a weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our sales and marketing expenses are incurred in New Israeli Shekels) which contributed approximately $144 thousand to the increase, offset by a slight decrease in amortization of acquired intangible assets which amounted to approximately $637 thousand in 2017, compared to $646 thousand in 2016.

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

General and administrative expenses in 2017 increased by 13.6% to $4,507 thousand compared to $3,969 thousand in 2016. This increase was mainly attributed to the growth in our activity, which contributed approximately $340 thousand to such increase, combined with a weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels) which contributed approximately $198 thousand to the increase.

In 2017 we had a contingent consideration benefit in the amount of $4,642 thousand compared to a contingent consideration benefit in the amount of $334 thousand in 2016. For additional information see Note 3 to our financial statements included elsewhere in this annual report.

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

Financial income, net in 2017 increased by 345.7% to $156 thousand compared to $35 thousand in 2016. The increase resulted from the net effect of the following factors: (i) a decrease in income from investment in marketable securities, attributed to lower funds available for investment, which amounted to $310 thousand in 2017 compared to $393 thousand in 2016, (ii) a decrease in bank fees, which contributed approximately $13 thousand to the increase, and (iii) to a lower offsetting effect of the weakening of the US Dollar against the New Israeli Shekel and the Danish Krone, which created a net financial expense in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as Danish Krone) of $45 thousand in 2017 compared to $236 thousand in 2016.

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

In 2017 we recorded current income tax expenses of $3,474 thousand and deferred income tax expense of $453 thousand compared to current income tax expenses of $2,962 thousand and deferred income tax benefit of $260 thousand in 2016. The increase in our current income tax expenses was mainly attributed to the increase in our activity and the resulting taxable income. The increase in the deferred income tax expenses was mainly attributed to an increase in deferred income tax expenses in relation to acquired goodwill, which amounted to $465 thousand in 2017 compared to $154 thousand in 2016, as well as to an increase in deferred income tax expenses in relation to R&D expenses, which amounted to $103 thousand in 2017 compared to deferred income tax benefit of $209 thousand in 2016. In addition, in 2017 we recorded an income tax benefit relating to prior years in the amount of $59 thousand, compared to an income tax expense relating to prior years in the amount of $26 thousand in 2016.

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

In 2017 we recorded net income of $21,714 thousand compared to net income of $13,137 thousand in 2016, an increase of 65.3%. The increase was mainly attributed to the following factors: (i) an increase in our activity, and (ii) the increase in contingent consideration benefit we recorded in 2017, which amounted to $4,642 thousand, compared to a contingent consideration benefit of $334 thousand in 2016.

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

B.            Liquidity and Capital Resources

As of December 31, 2017, we had working capital of $104,401 thousand and our current ratio (current assets to current liabilities) was 6.48.

Cash and cash equivalents as of December 31, 2017 increased by $5,104 thousand to $17,021 thousand, compared to $11,917 thousand as of December 31, 2016. Short-term marketable securities decreased by $8,511 thousand to $7,752 thousand, compared to $16,263 thousand as of December 31, 2016, and long-term marketable securities decreased by $1,824 thousand to $5,945 thousand, compared to $7,769 thousand as of December 31, 2016. The net decrease of $5,231 thousand in these three balance sheet items in 2017 was mainly due to payment of dividend which contributed approximately $7,382 thousand to such changes, to property, plant and equipment expenditures which contributed approximately $1,690 thousand to such changes, offset by positive cash provided by operating activities in the amount of $1,408 thousand, and to consideration received in connection with exercise of options to purchase our ordinary shares in the amount of approximately $2,651 thousand.

Trade receivables (including trade receivable from related parties) increased to $41,367 thousand as of December 31, 2017, compared to $27,722 thousand as of December 31, 2016. This increase was mainly attributed to the increase in our revenue. Other receivables increased to $5,823 thousand as of December 31, 2017, compared to $3,113 thousand as of December 31, 2016. This increase was mainly attributed to the increase of our activity.

Trade payables (including trade payables to related parties) increased to $12,629 thousand as of December 31, 2017, compared to $10,480 thousand as of December 31, 2016. This increase was mainly attributed to the increase in our activity. Other payables and accrued liabilities decreased to $6,420 thousand as of December 31, 2017, compared to $7,484 thousand as of December 31, 2016.

Cash provided by operating activities in 2017 amounted to $1,408 thousand compared to cash used by operating activities in the amount of $2,707 thousand in 2016. The cash provided by operating activities in 2017 was primarily the result of the increase in our net income in 2017.

Inventories increased to $51,487 thousand as of December 31, 2017, compared to $44,280 thousand as of December 31, 2016. The increase was attributed, mainly, to our growing sales accompanied by our customers' expectations of a swift delivery, making the readily available inventory pivotal to our business goals.

Capital expenditures on property and equipment for the year ended December 31, 2017 were $2,118 thousand, compared to $1,705 thousand as of December 31, 2016. This increase was mainly attributed to an increase in the investment in the equipment used for our production and research and development efforts.

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

As of June 2012 we have a patent No. 8,199,523 entitled ‘Server-Based Network Appliance’ from the United States Patent and Trademark Office, which relates to a server-based network appliance in which a computer motherboard is mounted in a case with the bus slots of the motherboard adjacent to the rear side of the case.

On September 16, 2013, we acquired all of the intellectual property related to the unique Virtualization Off-Load Engine developed during the last two years by Net Perform Technology, Ltd., a privately held company registered in Hong Kong, China.

As of December 2014, we own or have licenses or similar rights with respect to Silicom Denmark (Fiberblaze A/S), including Silicom Denmark (Fiberblaze A/S)'s high performance OEM hardware platform for Ethernet and network interface product family, registered names and domain name.

As of September 2015, we own all intellectual property and intellectual property rights in which ADI has an ownership interest or have licenses or similar right where ADI has such licenses or rights, including with respect to custom embedded, communications and networking products based on the latest Intel® silicon, registered names and domain name.

As of January, 2018 we have a patent No. 9,858,227 entitled ‘Hybrid Networking Application Switch’ from the United States Patent and Trademark Office, which relates to a unique solution for combining functionalities of a rack mounted networking switch and a rack mounted server into a single rack mounted enclosure comprising a hybrid networking application switch or an accelerated hybrid networking application switch.

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

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. In each of the three fiscal years from 1999 to 2001, we received grants from the OCS, recently replaced by the IIA, for the development of systems and products. We have received from the OCS up to 30% of certain research and development expenditures for particular projects. Under the terms of Israeli Government participation, as in effect prior to the R&D Amendment, a royalty of 2% or up to 5% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when a dollar-linked amount equal to 100% of such grants without interest, for projects approved prior to December 2000, and plus interest at LIBOR, for amounts received after that date, is repaid. The terms of Israeli Government participation, as in effect prior to the R&D Amendment, also place restrictions on the location of the manufacturing of products developed with government grants, which, in general, must be performed in Israel, and on the transfer to third parties of technologies developed through projects in which the government participates. The R&D Amendment amended the core terms of the Israeli Government participation and placed substantial discretion in a new authority established to replace the OCS and provided only guidelines regarding material terms such as royalty rates and transfer of know-how developed with government grants. The OCS has previously provided funding in relation to our research and development efforts. As of the date hereof, we have received funding from the OCS in the aggregate amount of approximately $4,388,000 (which together with accrued interest is approximately $6,788,000), and have paid the OCS an aggregate amount of approximately $1,428,000 in royalties in relation thereto. See "Item 4.B. – Information on the Company – Business Overview – Governmental Regulation Affecting the Company."

In August 2005, we received approval for a $54 thousand dollar grant from the Korea-Israel Industrial Research and Development Foundation, or Koril-RDF, in connection with the joint development of a certain product with a Korean company. Under the terms of this grant we are required to repay the amounts received at a rate of 2.5% per year of our gross sales of the product developed with the grant in each such year, until 100% of the grant (and any other sums received from Koril-RDF) are repaid. The annual payment for every year following the first sale of the product will not exceed certain percentages of the amounts received from Koril-RDF. We received approximately 20% of certain research and development expenditures for a particular project in 2003 and approximately 30% of such expenditures for a particular project in 2004. As of January 2006 and to date, our research and development activities have been sponsored and funded by us, and we did not participate in any new encouragement programs or received any additional grants from the OCS, IIA or Koril-RDF. As of December 31, 2017, we have closed all of our OCS funded programs, and do not anticipate having any sales of products funded by OCS grants or be required to pay any royalties to the OCS with respect thereto.

We expect that we will continue to commit resources to research and development in the future. As of March 31, 2018, we had 101 employees engaged primarily in research and development and design activities of which 60 employees in Israel, 25 in Denmark and 16 in the U.S.A. In 2015, 2016 and 2017, our research and development expenses were $9,702, $12,663 and $13,915 respectively, constituting approximately 11.7%, 12.7% and 11.07% respectively, of our sales. The increase in our research and development expenses in 2017 compared to 2016 was mainly attributed to the increase in the number of our research and development employees required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets combined with a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), offset by a slight decrease in amortization of acquired intangible assets.

D.            Trend Information

In today’s network-based environment, there is a growing demand for server-based systems. We believe that the markets for such systems are continuously growing. Exploding data and internet traffic increase the need for connectivity and bandwidth, which results in the increased need of networking throughput, connectivity, compute power and storage. Such growing demand was the basis for the emerging technologies of virtualization, Cloud, SDN, NFV and SD-WAN, all of which are targeting the implementation of a more effective model for all the above mentioned tasks.

In view of such an anticipated increase in Cloud-based data centers and edge devices utilizing virtualization, SDN and NFV, the systems are increasingly based on generic server platforms. These platforms all need enhanced connectivity as well as offload capabilities in order to address the performance challenges realized due to the huge amount of traffic, the high volume of data, the need to encrypt such data, the need to run in virtualized environment, which by itself is a challenge for the server CPU, and the need to include switching within the server for high efficiency SDN. We anticipate that consequently the demand for add-on adapters and vCPEs which address these challenges will grow. Power, heat and space limitations in such environments increase the need for hardware accelerators and other innovative solutions. Such systems require essential building blocks in their own generic severs, which can be served by our products.

We address the above needs with a comprehensive suite of cards and vCPEs which are able to either off-load CPU tasks onto a separate intelligent add-on card thereby freeing up server cycles and improving the server’s Networking and Storage I/O or by providing modular vCPEs which allow various levels of performance and the integration of additional off-loading and non-offloading functionalities. Our solutions are based on either Intel® silicon which includes such functionality for encryption/decryption and compression or with cards which include intelligent engines, such as FPGAs, Network Processors and with our switch fabric redirector cards which deal with load balancing between servers/CPUs/CPU cores and perform traffic filtering to increase the efficiency of the server. We believe that our Server network interface cards (with and without bypass), Intelligent and programmable cards, and Stand-alone products such as vCPEs will all continue to be key driver of our growth in the coming years. A distinct advantage of these products is that the demand in the server based industry has been continuously growing, especially as our products are suited to the growth in the Cloud related technologies.

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

E.            Off-Balance Sheet Arrangements

On July 22, 2002, our Audit Committee and the Board of Directors approved an Indemnification Agreement with our directors and officers. Our shareholders approved the terms of this agreement in a General and Extraordinary Meeting held on January 7, 2004. In Amendment 3 to the Companies Law, the instances in which a company may indemnify its officers and directors were broadened. In December 2007 each of our Audit Committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers so as to reflect this amendment. Our shareholders approved the terms of this new Indemnification Agreement in January 2008. The Indemnification Agreement provides that the directors and officers will be exempt from liability in certain circumstances. The Indemnification Agreement also provides for the indemnification by us for certain obligations and expenses imposed on the officer in connection with an act performed in his or her capacity as an officer of the Company. This right to indemnification is limited, and does not cover, among other things, a breach of an officer’s duty of loyalty, a willful breach of an officer’s duty of care, or a reckless disregard for the circumstances or consequences of a breach of duty of care. The right to indemnification also does not cover acts that are taken intentionally to unlawfully realize personal gain. The maximum amount of our liability under these Indemnification Agreements for any monetary obligation imposed on an officer or a director in favor of another person by a judgment is currently $3,000,000 for each instance of a covered scenario. In addition, we would be liable to indemnify the officer or director for all reasonable litigation expenses with respect to certain proceedings. We are not aware of any material pending action that may result in anyone claiming such indemnification.

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

As per Amendment 20 to the Companies Law ("Amendment 20"), it was decided on July 31, 2013, at the Extraordinary General Meeting of the Shareholders to adopt the Executive Compensation Policy of the Company, which was recommended by our Compensation Committee and approved by our Board of Directors. The Executive Compensation Policy included the above referenced form of Indemnification Agreement to be entered into by the Company with our directors and officers serving in such capacities from time to time. The Executive Compensation Policy also noted that going forward, any change to the Indemnification Agreement, including any changes which materially depart from the key terms of the current agreement (provided that such changes apply equally to all executives of the Company, including directors) will be submitted to the Company’s Compensation Committee and the Board of Directors for their approval but shall not, unless required by law or the Company’s Articles, be presented at a General Meeting of the shareholders. As set forth in the Companies Law, an Executive Compensation Policy for a period exceeding three years has to be re-approved once every three years. Accordingly, our amended Executive Compensation Policy was brought for shareholders’ re-approval at the annual general meeting of our shareholders in 2016.

We are not a party to any other material off-balance sheet arrangements or contingent obligations.

F.             Tabular disclosure of contractual obligations

The following table shows our outstanding contractual obligations by category and by payments due as of December 31, 2017:

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Leases	$3,102	$1,665	$1,387	$50
Purchase Obligations	$23,055	$23,055
Total	$26,157	$24,720	$1,387	$50

Our total outstanding contingencies in respect of OCS or IIA royalty-bearing participations received or accrued, net of royalties paid or accrued before interest, amounted to approximately $2,960 thousand as of December 31, 2017 which are attributable to sales of certain discontinued products. As of the date of this annual report, all of our OCS programs have been closed per our request. We are not anticipating any sales of our products developed with OCS funding and accordingly don't expect to be required to pay any royalties to the OCS. In the unlikely event we do sell products developed using OCS funding, we will be required to pay royalties to the IIA as set forth in the R&D Law.

Other Long-Term Liabilities Reflected on the Company's Balance Sheet:

The liability for employees’ severance benefits amounted to approximately $2,765 thousand as of December 31, 2017.

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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table and notes thereto set forth information regarding our directors and senior management as of March 31, 2018:

Name	Age	Position with Company
Avi Eizenman(1)	60	Active Chairman of the Board
Shaike Orbach(2)	66	President, Chief Executive Officer, Director
Ayelet Aya Hayak(3)	48	External Director
Ilan Erez(3)	50	External Director
Eli Doron(4)	65	Director
Eran Gilad	50	Chief Financial Officer and Company Secretary

(1)	Was re-elected for an additional three-year term, commencing as of June 8, 2016.

(2)	Was re-elected for an additional three-year term, commencing as of June 5, 2017.

(3)	Was re-elected for an additional three-year term, commencing as of June 5, 2017.

(4)	Was re-elected for an additional two-year term, commencing as of June 8, 2016.

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

Ayelet Aya Hayak was elected by the shareholders as an external director for an initial three-year term commencing July 1, 2013 and re-elected for a second three-year term at the 2016 annual general meeting of our shareholders. Ms. Hayak is the CEO of Imdecol Ltd. and also serves as a director in several companies, among which are Ashra the Israel Foreign Trade Risks Insurance Corporation Ltd. and M.I. Holdings Ltd. Between 2009 and 2011 Ms. Hayak served as the CEO of Paula Ltd. Ms. Hayek holds a BA degree in accounting and business administration from the Tel Aviv College of Management and is also a Certified Public Accountant.

Ilan Erez serves as an external director since July 2010, when he was elected by our shareholders for an initial three-year term commencing July 2010 and was elected by the shareholders for a third three-year term commencing June 2016. Mr. Erez has been General Manager of 3D Systems Corporation's (NYSE: DDD) Software Business Unit since September 2016 and co-managed that business unit from May 2015 to September 2016. 3D Systems provides comprehensive 3D products and services, including 3D printers, print materials, on-demand manufacturing services and digital design and manufacturing tools. From 2005 to 2015, Mr. Erez served as Chief Financial Officer of Cimatron Ltd. (NASDAQ: CIMT) engaged in the design and sale of CAD/CAM software for the tool-making and discrete manufacturing industries.  From 1998 to 2005 Mr. Erez served as the Chief Financial Officer of the Company. He also served as VP Operations of the Company from May 2001 to 2005. From 1996 to 1998 Mr. Erez served as Controller and Assistant to the Chief Executive Officer of Bio-Dar Ltd. From 1994 to 1996 Mr. Erez served as an auditor at Kesselman & Kesselman, a PWC member firm. Mr. Erez is a Certified Public Accountant in Israel and holds a B.A in Accounting and Economics from the Hebrew University and an LL.M. in Business Law from Bar-Ilan University.

Eran Gilad is our Chief Financial Officer from May 2005 and the Secretary of the Company from 2012. From 1995 to 2005 Mr. Gilad held senior financial and operational positions in various public and private companies operating in the high-tech field. He is a Certified Public Accountant in Israel and holds an M.A in Economics from Tel-Aviv University and a B.A in Accounting and Economics from Tel-Aviv University.

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

B.            Compensation

In accordance with the Companies Law, the following table presents information regarding compensation actually received by our five most highly paid executive officers during the year ended December 31, 2017. All amounts are in USD.

Name and Position	Salary and Benefits(1)	Cash Bonus(2)	Equity-based Compensation(3)	Total
Avi Eizenman – Active Chairman	499,447	350,000	573,910	1,423,357
Yeshayahu ('Shaike') Orbach – CEO and President	365,459	350,000	573,910	1,289,369
Elad Blatt –Chief Strategy and Business Development Officer	231,895	77,608	107,800	417,303
David Castiel – VP Engineering	218,386	55,536	107,800	381,722
David Hendel – VP Research and Development	215,969	40,109	107,800	363,878

(1)
"Salary and Benefits" include annual salary or service fees paid, payments to the National Insurance Institute, manager's insurance and pension funds, severance, advanced education funds, basic health insurance, vacation pay, recuperation pay, tax gross-up payments, automobile-related expenses, telephone expenses and benefits and perquisites as mandated by Israeli or applicable law.

(2)	"Cash Bonus" includes bonus payments as recorded in our financial statements for the year ended December 31, 2017.

(3)
"Equity-based Compensation" includes the expense recorded in our financial statements for the year ended December 31, 2017 with respect to equity-based compensation granted to the executive offices detailed above.

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2017 was $3,131 thousand. The aggregate amount accrued to provide for severance payments to all persons as a group who served in the capacity of director or executive officer as of the year ended December 31, 2017 was $ 1,197 thousand. The severance terms of our Chief Executive Officer and Chairman of the Board, as previously approved by the audit committee, board of directors and shareholders of the Company, and in accordance with the Executive Compensation Policy of the Company which was approved and re-approved by the shareholders, may entitle them, in certain circumstances, to additional payments. We pay cash compensation to Avi Eizenman who is an active Chairman of the Board, and to Shaike Orbach, who is the President and Chief Executive Officer.

Avi Eizenman and Shaike Orbach may also be entitled to cash bonuses by meeting some pre-determined thresholds, and as calculated based on a pre-determined formulas set by our board of directors, as approved by the annual general meeting of our shareholders for the years commencing 2017 on June 8, 2016. Mr. Eizenman and Mr. Orbach's annual cash bonuses may not exceed the value of 18 of their monthly salaries, respectively. Mr. Eizenman and Mr. Orbach's annual cash bonus formulas were based on achieving one or more of the following thresholds: (i) the Company's actual annual revenue for each applicable year is 80% or more of the pre-determined budget target for the relevant year; and (ii) the Company's actual annual operating profit for each applicable year is 65% or more of the pre-determined budget target for the relevant year. The Compensation Committee may, in its sole discretion, raise or lower such annual cash bonuses by up to 30%. Furthermore, in accordance with the Company's recoupment policy, Mr. Eizenman and Mr. Orbach may be required to reimburse the Company for the cash bonuses (or any part thereof) paid in the previous 3 years, in the event such cash bonuses were based on financial data included in the Company's financial statements that were found to be inaccurate and were subsequently restated.

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

All our officers other than Mr. Eli Doron and the external directors work full time for us. We do not currently grant any variable bonus or equity-based compensation, nor any separation payments to our non-employee directors. Certain of the compensation previously paid to our directors was paid in the form of options which were granted under share option plans which have expired, including under the Share Option Plan (2004), or options and RSU’s which were and could be granted under the Silicom Ltd. - Global Share Incentive Plan (2013), as described below.

On December 30, 2004, our shareholders adopted our Share Option Plan (2004). Under the original terms of the Share Option Plan (2004) up to a maximum of 282,750 of our ordinary shares are reserved for issuance, subject to certain adjustments, upon the exercise of options granted to employees, directors, officers, consultants and service providers. In December 2007, the Board of Directors increased the number of our ordinary shares available for issuance under the Share Option Plan (2004) by 300,000. In August 2012, the Board of Directors increased the number of our ordinary shares available for issuance under the Share Option Plan (2004) by an additional 500,000. The Share Option Plan (2004) was administered by the board of directors, which designated the optionees, dates of grant, vesting periods and the exercise price of options. The options issued under the Share Option Plan (2004) were non-assignable except by the laws of descent. Certain tax advantages applied to certain of our directors, officers and employees with respect to options granted to them under the Share Option Plan (2004). As of March 31, 2018, we have granted a total of 1,036,000 options under the Share Option Plan (2004), of which the following were granted to directors and officers: (a) in 2004 a total of 150,000 options were granted with an exercise price of $2.53, and with an expiration date upon the tenth anniversary of the grant date, (b) in 2005 a total of 15,000 options were granted with an exercise price of $3.19, and with an expiration date upon the tenth anniversary of the grant date, (c) in 2008 a total of 91,250 options were granted with an exercise price of $3.82, and with an expiration date upon the earlier to occur of: (i) the eighth anniversary of the grant date; and (ii) the closing price of the shares falling below US$ 1.91, (d) in 2010 a total of 110,000 options were granted with an exercise price of $18.82 and with an expiration date upon the earlier to occur of: (i) the eighth anniversary of the grant date; and (ii) the closing price of the shares falling below US$ 9.41, and (e) in 2012 a total of 90,000 options were granted with an exercise price of $15.28 and with an expiration date upon the earlier to occur of: (i) the eighth anniversary of the grant date; and (ii) the closing price of the shares falling below US$ 7.64. As of March 31, 2018, a total of 36,625 of the options granted under the Share Option Plan (2004) were returned to the company after not being exercised following the cessation of employment of certain employees, as set forth in the terms of grant of such options, and 200,000 of the options granted under the Share Option Plan (2004) expired without exercise due to the expiration of their term. The Share Option Plan (2004) expired at the end of 2014, upon which expiration any unallocated shares under this plan have been returned to the general pool of registered but unissued share capital of the Company. As of March 31, 2018, there were no outstanding options under the Share Option Plan (2004) which were granted to directors and officers.

On October 21, 2013, our board of directors adopted our Global Share Incentive Plan (2013). On April 30, 2014, the annual general meeting of our shareholders approved the Global Share Incentive Plan (2013) to qualify for incentive stock options for U.S. tax purposes. The Global Share Incentive Plan (2013) is administered by the board of directors, which determines the number of our ordinary shares available for issuance under the plan, designates the award recipients and types of awards, dates of grant, vesting periods and the exercise price of awards. Under the Global Share Incentive Plan (2013) the Company may grant awards of options, restricted shares, restricted share units ("RSUs") or other equity-based awards. The board of directors has determined that initially up to a maximum of 500,000 of our ordinary shares are reserved for issuance, subject to certain adjustments, upon the exercise of equity-based awards granted to employees, directors, officers, consultants and service providers. On January 29, 2018, our board of directors increased the number of our ordinary shares available for issuance under the Global Share Incentive Plan (2013) by 600,000 ordinary shares. The awards are non-assignable except by the laws of descent. Certain tax advantages apply to certain of our directors, officers and employees with respect to equity-based awards granted to them under Global Share Incentive Plan (2013).

As of December 31, 2016, our compensation committee and board of directors, respectively, have approved the grant of a total of 82,000 RSUs and 209,963 options under the Global Share Incentive Plan (2013), of which the following were granted to directors and officers: (a) in 2014 a total of 54,000 RSUs (all of which have been vested) were granted, (b) in 2015 a total of 29,999 options were granted with an exercise price of $26.91, and with an expiration date upon the earlier to occur of: (i) July 28, 2023; and (ii) the closing price of the shares falling below US$ 13.46 at any time after the date of grant, (c) in 2016 a total of 29,999 options were granted with an exercise price of $ 28.38, and with an expiration date upon the earlier to occur of: (i) June 8, 2024; and (ii) the closing price of the shares falling below US$ 14.19 at any time after the date of grant.

In January 2017, our compensation committee and board of directors, respectively, approved a grant under the Global Share Incentive Plan (2013) of a total of (a) 119,925 options of which a total of 29,999 options were granted to directors and officers with an exercise price of US$ 39.62, and an expiration date upon the earlier to occur of: (i) January 30, 2025; and (ii) the closing price of the shares falling below US$ 19.81 at any time after the date of grant, and (b) 78,000 RSUs were granted, of which 54,000 RSUs were granted to directors and officers. 50% of the RSUs will vest on the second anniversary of the date of the grant and the additional 50% of the RSUs will vest on the third anniversary of the date of the grant. The annual general meeting of our shareholders gave effect to such grants of options and of RSUs granted to directors in their meeting on June 5, 2017.

In addition, in April, 2018, our compensation committee and board of directors, respectively, approved the grant under the Global Share Incentive Plan (2013) of a total of 137,010 options under the Global Share Incentive Plan (2013), of which 29,999 options were granted to directors and officers, with an exercise price equal to the average closing price of the Company's ordinary shares on the thirty trading days preceding the date of the approval of such grant by the board of directors (which is also the grant date). Options granted to our directors under this grant are subject to the approval of our 2018 Annual General Meeting.

As of March 31, 2018, a total of 22,503 of the options granted under the Global Share Incentive Plan (2013) were returned to the company after not being exercised following the cessation of employment of certain employees, as set forth in the terms of grant of such options.

C.            Board Practices

Avi Eizenman was re-elected to the board of directors most recently on June 8, 2016 to serve until the Annual General Meeting to be held in the year 2019, and until his successor has been duly elected, subject to the Companies Law and our Articles. Avi Eizenman is a founder of the Company and has served as a Director since our inception in 1987. Shaike Orbach was re-elected to hold office as a director most recently on June 5, 2017 to serve until the Annual General Meeting which will take place in 2020. Eli Doron was re-elected to the board of directors most recently on June 8, 2016, to serve until the Annual General Meeting to be held in 2018. On July 1, 2010 Mr. Ilan Erez was elected as an external director for an initial term of three years in accordance with Section 245(a) of the Israeli Companies Law, with such terms ending as of July 1, 2013. At the Annual General Meeting of our shareholders held on April 14, 2013, the shareholders re-elected Mr. Ilan Erez as an external director for an additional second three-year term, and elected Ms. Ayelet Aya Hayak as an external director for an initial three-year term, with such terms of office for the external directors commencing as of July 1, 2013.  Mr. Ilan Erez and Ms. Ayelet Aya Hayak were re-elected as External Directors for a third three-year term and second three-year term, respectively, at the Annual General Meeting of our shareholders, which took place on June 8, 2016.

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

Notice of Termination

The termination of employment of Mr. Avi Eizenman or Mr. Shaike Orbach, by him or by us, for any reason other than cause (which is generally defined as willful conduct or omission materially injurious to the company), death or disability, shall require 12 months advance written notice. If, however, following a change in control transaction, either: (i) he shall give notice of termination of his employment for good reason (which is generally defined as an adverse change to the status, responsibilities, salary or other material terms of his employment); or (ii) we shall give notice of termination of his employment for any reason other than cause or disability, 18 months advance written notice shall be required. A change in control transaction includes transactions such as sale of all or substantially all of the company’s shares or assets, or a merger, acquisition, or other reorganization in which control of our company changes following such transaction.

Severance Payments

If the employment of Mr. Avi Eizenman or Mr. Shaike Orbach shall be terminated for any reason other than cause, he shall be entitled to receive his last full monthly salary multiplied by the number of years (or portions thereof) that he was employed by us (i.e. the severance amount he would be entitled to receive under the Israeli law, had we terminated his employment for any reason other than cause) (the "Severance Law Amount"). If, however, his employment shall be terminated: (i) by the company for any reason other than cause or disability; or (ii) by him for a good reason following a change in control, he shall be entitled to receive one and half times the Severance Law Amount. If the executive’s employment under the arrangement is terminated by reason of death or disability, then, in addition to the above, he shall be entitled to receive a lump sum severance payment equal to his last full monthly salary multiplied by twelve 12 months.

As per Amendment 20, it was decided at the Extraordinary General Meeting of the Shareholders on July 31, 2013, to adopt the Executive Compensation Policy of the Company, which included the above referenced extended notice provisions, and severance payments in the event of termination, with respect to each of Mr. Avi Eizenman and Mr. Shaike Orbach. The Executive Compensation Policy was re-approved by our Annual General Meeting convened in June 2016.

Board of Directors

Our Articles provide for a board of directors of not less than two and not more than eight members. At the Annual General Meeting of the Shareholders on June 8, 2016, it was decided to adopt a new Directors Voting Mechanism, and to amend the Articles accordingly. Under the new Directors Voting Mechanism, directors are divided into three groups, Group A, Group B and Group C. Each group is brought for re-election once every three years, on a rotating basis, such that at each annual general meeting of the shareholders a given group of directors is brought for election, to serve on a continuous basis for a three-year term, until the annual general meeting in three years' time and until their respective successors are duly elected, at which point their term in office shall expire. At each annual general meeting, the annual general meeting shall be entitled to elect directors to replace the directors whose three-year term in office has expired, and so on ad infinitum, so that each year, the term in office of one group of directors shall expire. Other officers serve at the discretion of the board of directors. The Amended and Restated Articles of the Company provide that any director may, subject to the provisions of the Companies Law and the approval by the Board of Directors, appoint another person to serve as a substitute director and may cancel such appointment. Under the Companies Law, a person who is already serving as a director will not be permitted to act as a substitute director. Additionally, the Companies Law prohibits a person from serving as a substitute director for more than one director. Appointment of a substitute director for a member of a board committee is only permitted if the substitute is a member of the board of directors and does not already serve as a member of such committee. If the committee member being substituted is an external director, the substitute may only be another external director who possesses the same expertise as the external director being substituted. The term of appointment of a substitute director may be for one meeting of the board of directors or for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the board of directors.

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

A director is deemed to be "professionally qualified" if he or she meets any of the following criteria: (i) has an academic degree in any of the following professions: economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in a field that is the company’s main field of operations, or a field relevant to his or her position; or (iii) has at least five years' experience in any of the following, or has at least a cumulative total of at least five years' experience in any two of the following: (A) a senior position in the business management of a corporation with a significant extent of business, (B) a senior public position or a senior position in public service, or (C) a senior position in the company's main field of operations. As with a candidate’s "expertise in finance and accounting", the board of directors here too must evaluate the proposed external director's "professional qualification" in accordance with the criteria set forth above.

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

An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director. At the Annual Shareholders Meeting of the Company held on June 8, 2016, the shareholders of the Company re-elected Mr. Ilan Erez as an external director for a third three-year term and re-elected Ms. Ayelet Aya Hayak as an external director for a second three-year term.

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

Pursuant to the Amendment to the Relief Regulations, companies whose shares are listed for trading on specified exchanges outside of Israel, including the NASDAQ Global Select, Global and Capital Markets, and which satisfy the criteria detailed above, are exempt from the following rules regarding the audit committee under the Companies Law: (i) the committee shall be comprised of at least 3 members, who shall include all of the external directors, and the majority of the members shall be independent; (ii) the audit committee may not include the chairman of the board, or any director employed by the Company, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose income is primarily dependent on a controlling shareholder, and may not include a controlling shareholder or any relatives of a controlling shareholder; (iii) the controlling shareholder or his relatives shall not be members of the audit committee; (iv) the chairman of the audit committee shall be an external director; (v) a person who is prohibited from being a member of the audit committee shall not be present at the committee's meetings; (vi) if the committee also serves as a financials committee, the rules applicable to the financials committee shall apply; (vii) the legal quorum shall be the majority of the committee members, provided that the majority of directors present are independent, at least one of whom is an external director.

Currently, Ms. Ayelet Aya Hayak, Mr. Ilan Erez and Mr. Eli Doron serve as members of our audit committee, and Mr. Ilan Erez serves as the chairperson.

Compensation Committee

In December 2012, Amendment 20 went into effect, pursuant to which, the Board of Directors of Israeli publicly traded companies are required to appoint a compensation committee comprised of at least three members, including all external directors, who must also comprise a majority of the members of the compensation committee. In addition, the chairman of the compensation committee must be an external director. Following the compensation committee's recommendations, the Board of Directors is required to establish a compensation policy, which includes a framework for establishing the terms of office and employment of the office holders and guidelines with respect to the structure of the variable pay of office holders. Such guidelines are the basis for adequate balance between the components of compensation, which exists when a linkage is maintained between compensation and performance and the creation of value for shareholders in the Company, while maintaining the Company’s ability to recruit and maintain talented officeholders and incentivizing them to pursue the Company’s objectives. In particular, an appropriate balance between the fixed component (base salary and additional benefits) and the variable component and capital compensation avoids placing an exaggerated emphasis on one component.

The following persons may not be a member of the compensation committee:

•	The chairman of the board of directors;

•	Any director employed by or otherwise providing services to the company or to the controlling shareholder or entity under such controlling shareholder's control;

•	Any director who derives his salary primarily from a "controlling shareholder";

•	A "controlling shareholder"; or

•	Any relative of a "controlling shareholder".

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

D.            Employees

The number of employees over the last three financial years is set forth in the table below.

As of December 31	2015	2016	2017
Total Employees	238	240	255
Marketing, Sales, Customer Services	26	24	23
Research & Development	81	79	93
Manufacturing	114	121	123
Corporate Operations and Administration	17	16	16

As of March 31, 2018, we had 264 employees, including 24 in marketing, sales and customer services, 101 in research and development, 123 in manufacturing, and 16 in corporate operations and administration. All such employees, except for 24 employees of our subsidiaries in the United States and 33 of our subsidiary in Denmark, are based in Israel. We consider our relations with our employees excellent and have never experienced a labor dispute, strike or work stoppage. None of our employees is represented by a labor union. We do not employ a significant number of temporary employees, but we do use temporary employees from time to time, as necessary.

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

Israeli Severance Pay Law, 1963 generally requires severance pay, which may be funded by managers' insurance and/or a pension fund described below, upon the retirement or death of an employee or termination of employment without cause (as defined in the law). The payments to the managers’ insurance and/or pension fund in respect of severance pay amount to approximately 8.33% of an employee’s wages, in the aggregate. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments for national health insurance. The payments to the National Insurance Institute (including payments for healthcare insurance) are paid on a differential basis, such that with respect to the part of the employer's wage which is equal to up to 60% of the average wage in Israel, the employer is required to pay an amount equal to 3.45% of such part of the employee's wage and the employee is required to pay an amount equal to 3.50% of such part of the employee's wage, and for the remainder of the employee's wage, the employer is required to pay an amount equal to 7.50% of such part of the employee's wage and the employee is required to pay an amount equal to 12% of such part of the employee's wage.

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

E.            Share Ownership

The following table sets forth, as of March 31, 2018 the number of shares owned by our officers, directors and senior management. The percentages shown are based on 7,549,531 ordinary shares outstanding as of March 31, 2018:

Name and Address	Number of Shares and Options Owned[1]	Percent of Outstanding Shares
Avi Eizenmann	240,751	3.17%
Shaike Orbach	*	*
Eli Doron	*	*
Ayelet Aya Hayak	*	*
Ilan Erez	*	*
Eran Gilad	*	*
All directors and officers as a group	240,751	3.17%

*	Denotes ownership of less than 1% of the outstanding shares.

(1)
The table above includes the number of shares and options that are exercisable within 60 days of March 31, 2018. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws, based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

See also "Item 6 – Directors and Senior Management – Compensation."

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

Name of Shareholder	Number of Shares and Options Owned[1]	Percentage of Outstanding Shares
Zohar Zisapel[2]	1,511,722	20.02%
Dov Yelin/Yair Lapidot/Yelin Lapidot Holdings Management Ltd.[3]	615,748	8.16%
Wellington Management Group LLP[4]	424,489	5.62%

(1)
The table above includes the number of shares and options that are exercisable within 60 days of March 31, 2018. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws, based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

(2)	Based on Schedule 13D/A filed on March 5, 2009.

(3)
As reported on the Schedules 13G/A filed by each of Dov Yelin ("Yelin"), Yair Laipdot ("Lapidot") and Yelin Lapidot Holdings Management Ltd. (collectively, "Yelin Lapidot") with the SEC on January 31, 2018, all  ordinary shares of the Company are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. and/or mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (the "Subsidiaries"), each a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd. ("Yelin Lapidot Holdings"). Yelin Lapidot has reported on the Schedules 13G/A that Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Lapidot Holdings, and are responsible for the day-to-day management of Yelin Lapidot Holdings.  The Subsidiaries operate under independent management and make their own independent voting and investment decisions, and that any economic interest or beneficial ownership in any of the securities covered by the report is held for the benefit of the members of the provident funds or mutual funds, as the case may be.  Yelin Lapidot also stated that the report on Schedule 13G/A shall not be construed as an admission by Messrs. Yelin and Lapidot, Yelin Lapidot Holdings Management Ltd. or the Subsidiaries that he or it is the beneficial owner of any of the securities covered by the report on Schedule 13G/A, and that each of Messrs. Yelin and Lapidot, Yelin Lapidot Holdings, and the Subsidiaries disclaims beneficial ownership of any such securities. On April 2, 2018, Yelin Lapidot updated the Company in correspondence between the two that as of March 30, 2018, a total of 615,748 ordinary shares of the Company are beneficially owned by the Subsidiaries.

(4)
As reported on the Schedule 13G filed by Wellington Management Group LLP with the SEC on February 8, 2018, the securities as to which the Schedule was filed are owned of record by clients of one or more of the following investment advisers, which are directly or indirectly owned by Wellington Management Group LLP: Wellington Management Company LLP, Wellington Management Canada LLC, Wellington Management Singapore Pte Ltd., Wellington Management Hong Kong Ltd., Wellington Management International Ltd., Wellington Management Japan Pte Ltd., Wellington Management Australia Pty Ltd. (jointly, the "Wellington Investment Advisers"). According to the report of Schedule 13G, those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities, and no such client is known to have such right or power with respect to more than five percent of that class of securities. In addition, according to the report on Schedule 13G, the securities as to which the report was filed by Wellington Management Group LLP, as parent holding company of certain holding companies and the Wellington Investment Advisers, are owned of record by clients of the Wellington Investment Advisers. According to the report of Schedule 13G, Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd., the Wellington Investment Advisers, Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP, and Wellington Group Holdings LLP is owned by Wellington Management Group LLP. On March 2, 2018, Wellington Management Group LLP updated the Company in correspondence between the two that as of the date thereof, a total of 424,489 ordinary shares of the Company are owned of record by clients of one or more of the Wellington Investment Advisers.

The Company's major shareholders do not have different voting rights.

As of March 31, 2018, there were 5 record holders of ordinary shares, including 2 record holders in the United States. Collectively, these 2 record holders in the United States held less than 1% of the outstanding ordinary shares.

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

The "Rad Group" provides us with certain services, and is reimbursed by us for the costs of providing such services. During 2017, we purchased from the "Rad Group" internet services for an amount of up to $40,000, services and equipment for our research and development activities for an amount of up to $78,000, and car leasing services for an amount of up to $6,000. From January 2004 and until January 2017 we  also sub-leased office space in Paramus, New Jersey, for an annual amount of up to $24,000 (monthly rent payments of approximately $2,000) from Radcom Equipment, Inc.. The sub-lease was extended for a short period until April 2017 for a total of $11,000, and as of April 2017 we lease office space (in the same building in which we leased office space under the previous sub-lease agreement) from Zohar Zisapel Properties, Inc. and Yehuda Zisapel Properties, Inc. (all of which are affiliated companies of the "Rad Group"), for monthly rent payments (including utilities) of approximately $3,800.

During 2017, we sold Stand-alone Products and Smart Cards to members of the "Rad Group" for an amount of approximately $1,275,000.

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

Our board of directors approved a resolution on January 23, 2011 under which sales to or purchases from any members of the "Rad Group" must meet certain criteria or otherwise be specifically approved by the relevant corporate bodies, as applicable in accordance with Israeli law. These criteria included a stipulation that transactions between us and members of the "Rad Group" relate to standard equipment, services and products purchased or sold by us and the "Rad Group", as applicable. Our board of directors approved sales to or purchases from the "Rad Group", from time to time, of standard equipment, services and products, which are (i) within our ordinary course of business and (ii) at least at market terms and at a value lower than 0.5% of our annual turnover per transaction and 2.5% of our annual turnover for all such transactions in a financial year, aggregated together. Our management is required to examine on a quarterly basis whether transactions with the "Rad Group" comply with such criteria. Transactions which do not meet the criteria will require specific corporate approvals in the applicable manner prescribed by Israeli law.  Further, all future related party transactions and arrangements (or modifications of existing ones) with members of the "Rad Group", transactions in which office holders of the Company have a personal interest, or transactions which raise issues of such office holders’ fiduciary duties, could require additional corporate approvals as applicable under the Companies Law.

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

See also "Item 6 – Directors and Senior Management – Compensation."

Item 8. FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are included herein on pages F-1 through F-46.

A1.          See Item 18 for our consolidated financial statements.

A2.          See Item 18 for our consolidated financial statements, which cover the last three financial years.

A3.          See page F-3 for the audit report of our accountants, entitled "Report of Independent Registered Public Accounting Firm."

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

A8.          Dividend Policy

Prior to 2013, we had not paid dividends in the past. On January 14, 2013, we announced that our Board of Directors has adopted a policy for distributing dividends, subject to all applicable laws. According to this policy, each year we will distribute a dividend of up to 50% of our annual distributable profits. As part of the stated policy, the Company's Board of Directors reserves the right to declare additional dividend distributions, to change the rate of dividend distributions (either as a policy or on a one-time basis), to cancel a specific distribution or to cancel the policy as a whole at any time, at its sole discretion.  According to the said policy, the actual distribution of a dividend will be subject to meeting the conditions required by applicable law, including the distribution tests set forth in Section 302 of the Companies Law, and to the specific decision of the Company's Board of Directors for each distribution.  Future dividend policy will be reviewed by the Board of Directors based upon conditions then existing, including our earnings, financial condition, capital requirements and other factors. Our ability to pay cash dividends may be restricted by instruments governing any of our obligations. On March 15, 2018, our Board of Directors adopted a resolution to suspend until further notice the said dividend policy in order to increase our available funds in support of our long-term growth.

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

The table below sets forth the high and low reported sales prices in Dollars of our ordinary shares, as reported by NASDAQ during the indicated periods:

PERIOD	LOW	HIGH
LAST 6 CALENDAR MONTHS
March 2018	32.00	64.18
February 2018	60.73	67.15
January 2018	62.75	77.95
December 2017	67.83	73.15
November 2017	67.77	77.05
October 2017	56.99	73.68
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
First Quarter 2018	32.00	77.95
Fourth Quarter 2017	56.99	77.05
Third Quarter 2017	43.75	59.43
Second Quarter 2017	43.56	55.66
First Quarter 2017	34.86	50.00
Fourth Quarter 2016	34.46	42.69
Third Quarter 2016	27.06	44.00
Second Quarter 2016	25.48	34.35
FIVE MOST RECENT FULL FINANCIAL YEARS
2017	34.86	77.05
2016	25.48	44.00
2015	24.86	48.43
2014	26.00	73.44
2013	17.97	46.15

On December 27, 2005, our shares commenced trading on the TASE in Israel under the symbol "SILC". On October 26, 2015, our Board of Directors resolved to act to delist the Company’s shares from trading on the TASE. The last trading day in our shares on the TASE was January 26, 2016, and on January 28, 2016, our shares were delisted from trading on the TASE. The following table sets forth, for the periods indicated, the high and low reported sales prices, in NIS, of the ordinary shares on the TASE, until delisted from trading as set forth above:

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

Terms of office and employment of the general manager which comply with the company’s compensation policy require approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company by means of the special majority required for approving the compensation policy (as detailed above). Approval of terms of office and employment for the general manager which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having  taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for the general manager which deviate from the compensation policy by means of the special majority required for approving the compensation policy (as detailed above).  Notwithstanding the foregoing, a company may be exempted from receiving shareholder approval with respect to the terms of office and employment of a proposed candidate for general manager if such candidate meets certain independence criteria, the terms of office and employment are in line with the compensation policy, and the compensation committee has determined for specified reasons that presenting the matter for shareholder approval would thwart the proposed engagement. In addition, following the Amendment to the Affiliation Regulations, the terms of compensation of the general manager will not require shareholders' approval when extending or re-approving the company's engagement with its general manager, provided that such terms are not more beneficial compared to his previous compensation terms approved by the shareholders pursuant to the Companies Law and provided that such terms comply with the company's compensation policy.

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

C.            Material Contracts

All of our contracts over the past two years have been entered into in the ordinary course of business, except for some of our real property leases.

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

ADI Engineering Asset Purchase Agreement

On September 30, 2015, we, together with one of our wholly owned subsidiaries, Silicom Connectivity Solutions, Inc., entered into the ADI APA with ADI, Steve Yates and Patricia Yates. Under the ADI APA, we purchased ADI's assets in consideration for an amount equal to $10,000,000 in cash at closing, as well as the Excess Consideration to be paid upon the attainment of future performance milestones for each of the years 2015, 2016 and 2017. In April 2016 we paid the Excess Consideration for the attainment of the 2015 performance milestone detailed in the ADI APA, in the amount of $3,000,000. In 2017 and 2018 we did not pay any Excess Consideration since the respective performance milestones for 2016 and for 2017, respectively, were not attained. For additional information see Note 3A to our consolidated financial statements included elsewhere in this annual report.

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

Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, or receipt of any dividend distributions made to our shareholders, including, in particular, the effect of any foreign, state or local taxes, including pursuant to the Tax Act (as defined below), and of any taxes withheld at source by the Company.

General Corporate Tax

Israeli companies are subject to corporate tax at the rate of 24% as of 2017, and 23% as from 2018. However, the effective tax rate payable by a company which derives income from a "Benefited Enterprise" or from a "Preferred Enterprise" (as further discussed below) may be considerably less.

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

There can be no assurance that we will attain additional tax benefits as a Benefited Enterprises in the future.

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

"Preferred Income" is defined as income from the sale of products of the "Preferred Enterprise" (including components that were produced by other enterprises); income from the sale of semiconductors by other non-related enterprises which use the Preferred Enterprise’s self-developed know-how; income for providing a right to use the Preferred Enterprise’s know-how or software; royalties from the use of the know-how or software which was confirmed by the Head of The appointed authority to be related to the production activity of the "Preferred Enterprise" and services with respect to the aforementioned sales. In addition, the definition of "Preferred Income" also includes income from the provision of industrial R&D services to foreign residents to the extent that the services were approved by the Head of Research for the Industrial Development and Administration.

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

"Special Preferred Enterprise" is defined following the Second Amendment as a "Preferred Enterprise" which meets one of the following conditions: (a) its Preferred Income is equal to or exceeds NIS 1 billion; (b) the total income of the company which owns the "Preferred Enterprise" or which operates in the same field of the "Preferred Enterprise" and which consolidates in its financial reports the company that owns the "Preferred Enterprise" equals or exceeds NIS 10 billion; and (c) its business plan was approved by the authorities as significantly benefitting the Israeli economy, either by an investment of at least NIS 400 - 800 million in assets; Annual growth of 100 - 150 million NIS in R&D (or half of this amount if the average annual R&D is above NIS 500 million) compared to the average R&D in the three tax years prior to the year of approval; or the employment of at least 250 to 500 new employees, for preferred zones and regular zones, respectively.

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

There can be no assurance that we will comply with the conditions of the Investment Law in the future or that we will be entitled to any additional benefits under the amended Investment Law and whether the influence of the changes to the Investment Law will be beneficial to the Company or not.

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

The R&D Law, as in effect prior to the R&D Amendment, also provided that know-how from the research and development, which is used to produce the product, may not be transferred to Israeli third parties without the approval of the Research Committee. Until 2005, the Research Law stated that such know-how may not be transferred to non-Israeli third parties at all. An amendment to the Research Law set forth certain exceptions to this rule; however, the practical implications of such exceptions were quite limited. The R&D Law, as in effect prior to the R&D Amendment, stressed that it is not just transfer of know-how that is prohibited, but also transfer of any rights in such know-how. Such restriction did not apply to exports from Israel of final products developed with such technologies. It was possible to receive approval of the transfer only if the transferee undertook to abide by all of the provisions of the R&D Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties. There could be no assurance that such consent, if requested, would be granted or, if granted, that such consent would be on reasonable commercial terms. For additional information regarding the R&D Law and R&D Amendment, see "Item 4.B. – Information on the Company – Business Overview – Governmental Regulation Affecting the Company".

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

Taxation of Israeli Shareholders on Receipt of Dividends.

Residents of Israel who are individuals are generally subject to Israeli income tax on the receipt of dividends paid on our shares at the rate of 25%, which tax will be withheld at the source. With respect to a person who is a "substantial shareholder" at the time of receiving the dividend or on any date within the 12 months preceding such date, the applicable tax rate is 30%.

Israeli resident corporations are generally exempt from Israeli tax for dividends paid on our shares.

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

The following data regarding the calculation of the tax rate withheld at source with regards to the distribution of dividends on April 17, 2013, April 17, 2014, April 21, 2015, April 14, 2016, and April 5, 2017, is hereby provided

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

The above noted dividend distributions with respect to the fiscal years 2013, 2014, 2015, 2016 and 2017 are each from income sources which would not generate additional tax liability to the Company as a result of such distributions. We anticipate that any future dividends distributed pursuant to our previously announced dividend policy, will likewise be distributed from income sources which will not impose additional tax liabilities on us.

Excess Tax.

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% in 2017 and thereafter (2% in 2016) on annual income exceeding a certain threshold (NIS 641,880 as of 2018, NIS 640,000 as of 2017 and NIS 803,520 as of 2016), including, but not limited to, dividends, interest and capital gains.

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

The Federal tax returns of our U.S. subsidiary are open for examination by the Federal Tax Authorities for tax years beginning in 2014. The New Jersey state tax returns of the U.S. subsidiary are open to examination by the New Jersey State Tax Authority for the tax years beginning in 2013. The California State Tax returns of the U.S. subsidiary are open to examination by the California State Tax Authority for tax years beginning in 2013. The Virginia State Tax returns of the U.S. subsidiary are open to examination by the Virginia State Tax Authority for tax periods beginning in 2015.  The Tennessee State Tax returns of the U.S. subsidiary are open for examination by the Tennessee State Tax Authority for tax years beginning in 2016.  The New Mexico, New York and Texas State Tax returns of the U.S. subsidiary are open for examination by the respective jurisdiction tax authorities for tax years beginning in 2017.

The Danish tax returns of our Danish subsidiary are open for examination by the Danish Tax Authority for tax years beginning on September 1, 2013.

The Federal tax returns, New York State tax returns and New York City tax returns of Fiberblaze US LLC, our U.S. granddaughter company which was voluntarily liquidated in August 2017, are open for examination by the Federal, New York State and New York City Tax Authorities, respectively, for tax years beginning on September 1, 2014.

Tax Cuts and Jobs Act

On December 22, 2017, President Trump signed into law H.R. 1, originally known as the “Tax Cuts and Jobs Act” (the "Tax Act") which reformed the Internal Revenue Code of 1986, as amended. The Tax Act instituted fundamental changes to the US tax system. The Tax Act also permanently reduces the corporate income tax rate to 21% effective as of January 1, 2018, which will impact us by reduction of the corporate income tax rate of our US subsidiary to 21% effective January 1, 2018.

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

Interest Rate Risk

As of December 31, 2017, our investment portfolio consisted of approximately $13.7 million invested in corporate debt securities. These securities are classified as "held to maturity". All of the Company's investments are in fixed-rate instruments. In addition, since the securities are "held to maturity", any changes in fair value of the Company's instruments due to fluctuations in the interest rates, that are not classified as other-than-temporary impairment (OTTI), do not affect the Company's profit or loss.

For quantitative information on the Company's marketable securities, please see Note 5 to our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2017, we did not have any short or long term interest bearing loans or debts, hence with respect to the Company's business operations, we do not have any exposure to interest rate risk.

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

As of December 31, 2017 we had accounts receivable in NIS or in funds linked thereto in the amount of $6,429 thousand. Market risk was estimated as the potential decrease in balance resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the balance of our accounts receivable would decrease by $584 thousand. As of December 31, 2017 we had accounts payable in NIS or linked thereto in the amount of $9,175 thousand. Market risk was estimated as the potential increase in balance resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such decrease in the Dollar exchange rate, the balance of our accounts payable would increase by $1,019 thousand.

As of December 31, 2017 we had accounts receivable in EURO and DKK, or in funds linked thereto, in the amount of $558 thousand. Market risk was estimated as the potential decrease in balance resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the balance of our accounts receivable would decrease by $51 thousand. As of December 31, 2017 we had accounts payable in EURO and DKK, or linked thereto, in the amount of $679 thousand. Market risk was estimated as the potential increase in balance resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such decrease in the Dollar exchange rate, the balance of our accounts payable would increase by $75 thousand.

In 2017 there was a decrease of 9.83% in the Dollar exchange rate to the NIS which resulted in an aggregate increase in the fair value of our assets of $892 thousand and an aggregate increase in the fair value of our liabilities of $1,120 thousand.

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

Our operating expenses may be affected by fluctuations in the value of the U.S. dollar as it relates to the NIS. By way of example, a hypothetical 10% weakening in the value of the U.S. Dollar relative to the NIS in 2017 would have resulted in an increase in operating expenses of approximately $793 thousand for the year ended December 31, 2017. In addition, our operating expenses may be affected by fluctuations in the value of the U.S. Dollar as it relates to the DKK. By way of example, a hypothetical 10% weakening in the value of the U.S. dollar relative to the DKK in 2017 would have resulted in an increase in operating expenses of approximately $509 thousand for the year ended December 31, 2017.

As of December 31, 2017, all of our investments, other than a portion of our cash and cash equivalents comprising a small portion of our overall investment portfolio, consisted of investments denominated in U.S. Dollars, and our portfolio is therefore not subject to significant exposure to foreign currency exchange risk.

As of December 31, 2017, we were not engaged in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations.

Credit Risk

Our investment portfolio includes "held to maturity" marketable securities. These securities include investments issued by highly rated corporations. As of December 31, 2017, the rating of the securities in our portfolio was at least A. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations), which were exacerbated by the recent turmoil that has affected the financial markets and the global economy and caused credit issues for a number of reputable financial institutions. Any changes in fair value of our investment securities due to credit risk do not affect our profit or loss unless there is OTTI (referred to in ASC 320-10).

As of December 31, 2017, we were not required to adjust the carrying value of our investment securities since there were no other-than-temporary impairments.

In addition, as of December 31, 2017, three of our customers accounted for approximately 62% of our accounts receivables. We expect that a small number of customers will account for a significant portion of our accounts receivable for the foreseeable future. Difficulties in the fulfilment of the financial obligations of one or more of such customers may expose us to credit risk and may have a material adverse effect on our business and our financial condition and results. For additional information see "Item 3.D. Key Information – Risk Factors - Difficulties in the fulfilment of financial obligations of one or more of our customers may have an adverse effect on our ability to consummate the collection of consideration payable under purchase orders placed by, or invoiced to, such customers under one or more Design Wins in relation to which such customers operate" and Note 12C to our financial statements for the year ended December 31, 2017.

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

Management assessed our internal control over financial reporting as of December 31, 2017, the end of our fiscal year. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control — Integrated Framework (2013)".

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2017 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. We reviewed the results of management’s assessment with the Audit Committee of our Board of Directors.

This annual report includes, on page F-3 of this form 20-F, an attestation report of the Company's registered public accounting firm on management's assessment of the Company's internal control over financial reporting.

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

Item 16B. CODE OF ETHICS

Our company has adopted a code of ethics, which applies to all our employees, officers and directors, including our Chief Executive Officer, our Chief Financial Officer, our Director of Finance and our Corporate Controller.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2017 and 2016, audit-related services and tax services rendered by Somekh Chaikin, a member firm of KPMG International.

	2017	2016
Audit Fees(1)	$127,000	$120,000
Audit-Related Fees(2)	$6,500	--
Tax Fees(3)	$19,000	$55,000

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

See pages F-1 to F-46.

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

1.3
Amendment to Articles of Association of the Registrant incorporated by reference to Annex B found in Exhibit 2 to the Form 6-K as filed with the Securities and Exchange Commission on April 26, 2016, and incorporated herein by reference.

4.1
Lease between the Company, C.P.M Medical Equipment Ltd. and Klimotech Ltd., for premises in Kfar Sava, Israel, dated December 3, 2014, filed by us as Exhibit 4.2 to our annual report on Form 20-F for the fiscal year ended December 31, 2014, as filed with the Securities and Exchange Commission on March 24, 2015, and incorporated herein by reference. As this lease is written in Hebrew, a summary is included in the Exhibit.

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

4.3
Lease between the Company and Naji Ezekiel & Sons - Management and Maintenance Ltd., for office space in Yokne'am Illit, dated as of August 15, 2016, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2016, as filed with the Securities and Exchange Commission on April 28, 2017, and incorporated herein by reference. As this sublease agreement and the amendment are written in Hebrew, a summary was included in the Exhibit.

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

4.6
Lease agreement between Silicom Connectivity Solutions, Inc. and Zohar Zisapel Properties, Inc. and Yehuda Zisapel Properties, Inc., for space in Paramus, New Jersey, dated January 25, 2017, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2016, as filed with the Securities and Exchange Commission on April 28, 2017, and incorporated herein by reference.

4.7
The Executive Compensation Policy of the Company approved by the Shareholders on July 31, 2013, filed by us as Annex A to Proposal 1 found in Exhibit 2 to the Form 6-K as filed with the Securities and Exchange Commission on June 26, 2013, and incorporated herein by reference.

4.8
Share Purchase Agreement by and among the Company, Fiberblaze A/S, Fiberblaze Holding APS, and Hilmer APS, dated December 10, 2014, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2014, as filed with the Securities and Exchange Commission on March 24, 2015, and incorporated herein by reference.

4.9
Asset Purchase Agreement by and among the Company, the Company's wholly owned subsidiary Silicom Connectivity Solutions, Inc., ADI Engineering, Inc., Steve Yates and Patricia Yates, dated September 30, 2015 filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2015, as filed with the Securities and Exchange Commission on April 26, 2016, and incorporated herein by reference.

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

101.INS* XBRL Instance Document
101.SCH* XBRL Taxonomy Extension Schema Document
101.CAL* XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF* XBRL Taxonomy Extension Definition Linkbase Document
101.LAB* XBRL Taxonomy Extension Label Linkbase Document
101.PRE* XBRL Taxonomy Extension Presentation Linkbase Document

(*)	Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICOM LIMITED By: /S/ Shaike Orbach Shaike Orbach Chief Executive Officer

April 30, 2018

Silicom Ltd.

and its Subsidiaries

Consolidated
Financial Statements

As of and for the year ended
December 31, 2017

Silicom Ltd. and its Subsidiaries
Consolidated Financial Statements as of December 31, 2017

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
 Silicom Ltd.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Silicom Ltd. and subsidiaries (the Company) as of December 31, 2016 and 2017, the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on “criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on “criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission”.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Form 6-K. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Somekh Chaikin

Certified Public Accountants (Isr.)
Member Firm of KPMG International

We have served as the Company’s auditor since 1997.

Tel Aviv, Israel
March 15, 2018

Silicom Ltd. and its Subsidiaries
Consolidated Balance Sheets as of December 31

		2016	2017
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	4	11,917	17,021
Marketable securities	2F, 5	16,263	7,752
Accounts receivable:
Trade, net	2G	27,305	40,742
Other		3,113	5,823
Related parties		417	625
Inventories	6	44,280	51,487

Total current assets		103,295	123,450

Marketable securities	2F, 5	7,769	5,945

Assets held for employees' severance benefits	9	1,436	1,591

Deferred tax assets	14G	1,537	899

Property, plant and equipment ("PPE"), net	7	3,915	4,121

Intangible assets, net	8	2,924	1,047

Goodwill		25,561	25,561

Total assets		146,437	162,614

Avi Eizenman	Shaike Orbach	Eran Gilad
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Kfar-Saba, Israel
March 15, 2018

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries
Consolidated Balance Sheets as of December 31 (Continued)

		2016	2017
	Note	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable		10,476	12,619
Other accounts payable and accrued expenses		7,484	6,420
Related parties		4	10

Total current liabilities		17,964	19,049

Long-term liabilities
Contingent consideration	3	4,642	-
Liability for employees' severance benefits	9	2,439	2,765

Total liabilities		25,045	21,814

Commitments and contingencies	10

Shareholders' equity	11
Ordinary shares, ILS 0.01 par value; 10,000,000 shares authorized; 7,396,584 and 7,564,502 issued as at December 31, 2016 and 2017, respectively; 7,381,613 and 7,549,531 outstanding as at December 31, 2016 and 2017, respectively		22	22
Additional paid-in capital		46,833	51,909
Treasury shares (at cost) - 14,971 ordinary shares as at December 31, 2016 and 2017		(38)	(38)
Retained earnings		74,575	88,907

Total shareholders' equity		121,392	140,800

Total liabilities and shareholders’ equity		146,437	162,614

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries
Consolidated Statements of Operations for the Year Ended December 31

		2015	2016	2017
		US$ thousands
	Note	Except for share and per share data

Sales*	12	82,738	100,347	125,690
Cost of sales		48,659	61,796	79,762

Gross profit		34,079	38,551	45,928

Operating expenses
Research and development**		9,702	12,663	13,915
Sales and marketing		5,651	6,423	6,722
General and administrative		3,611	3,969	4,507
Contingent consideration benefit	3	(3,090)	(334)	(4,642)

Total operating expenses		15,874	22,721	20,502

Operating income		18,205	15,830	25,426
Financial income, net	13	220	35	156

Income before income taxes		18,425	15,865	25,582

Income taxes	14	1,905	2,728	3,868

Net income		16,520	13,137	21,714

Income per share:
Basic income per ordinary share (US$)	2S	2.273	1.789	2.912

Diluted income per ordinary share (US$)		2.242	1.767	2.856

Weighted average number of ordinary shares used to compute basic income per share (in thousands)		7,269	7,344	7,456

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)		7,368	7,435	7,602

* Including sales to related parties in the amount of US$ 1,154 thousand, US$ 762 thousand and US$ 1,275 thousand in 2015, 2016 and 2017, respectively.

** Including services from related parties in the amount of US$ 285 thousand, US$ 351 thousand and US$ 170 thousand in 2015, 2016 and 2017, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity

	Ordinary shares		Additional paid-in capital	Treasury shares	Retained earnings	Total shareholders’ equity
	Number of shares(1)	US$ thousands

Balance at January 1, 2015	7,218,633	21	41,245	(38)	59,504	100,732

Exercise of options and RSUs(2)	65,711	*-	943	-	-	943
Share-based compensation	-	-	1,913	-	-	1,913
Dividend (US $1.00 per share)	-	-	-	-	(7,274)	(7,274)
Net income	-	-	-	-	16,520	16,520

Balance at December 31, 2015	7,284,344	21	44,101	(38)	68,750	112,834

Exercise of options and RSUs(2)	97,269	1	951	-	-	952
Share-based compensation	-	-	1,781	-	-	1,781
Dividend (US $1.00 per share)	-	-	-	-	(7,312)	(7,312)
Net income	-	-	-	-	13,137	13,137

Balance at December 31, 2016	7,381,613	22	46,833	(38)	74,575	121,392

Exercise of options and RSUs(2)	167,918	*-	2,651	-	-	2,651
Share-based compensation	-	-	2,425	-	-	2,425
Dividend (US $1.00 per share)	-	-	-	-	(7,382)	(7,382)
Net income	-	-	-	-	21,714	21,714

Balance at December 31, 2017	7,549,531	22	51,909	(38)	88,907	140,800

(1)	Net of 14,971 shares held by Silicom Inc.
(2)	Restricted share units (hereinafter - "RSUs")
*	Less than 1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows for the Year Ended December 31

	2015	2016	2017
	US$ thousands
Cash flows from operating activities
Net income	16,520	13,137	21,714

Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,767	3,856	3,799
Write-down of obsolete inventory	219	3,170	2,918
Change in liability for employees' severance benefits, net	(112)	126	171
Discount on marketable securities, net	561	358	217
Share-based compensation expense	1,998	1,550	2,425
Deferred taxes income	(907)	(260)	453
Capital gain	(3)	-	-
Changes in assets and liabilities:
Accounts receivable - trade	(4,850)	(4,007)	(13,237)
Accounts receivable - other	127	(1,832)	(2,475)
Accounts receivable - related parties	(83)	56	(208)
Inventories	(939)	(21,426)	(10,287)
Trade accounts payable	234	1,809	1,698
Other accounts payable and accrued expenses	853	1,098	(1,144)
Contingent consideration benefit	(3,090)	(334)	(4,642)
Accounts payable - related parties	(8)	(8)	6
Net cash provided by (used in) operating activities	13,287	(2,707)	1,408

Cash flows from investing activities
Proceeds from short term bank deposits, net	4,000	-	-
Sale of property, plant and equipment	19	-	-
Purchase of property, plant and equipment	(2,984)	(1,441)	(1,690)
Investment in intangible assets	-	-	(11)
Proceeds from maturity of marketable securities	15,100	8,575	16,175
Purchases of marketable securities	(12,935)	-	(5,961)
Business acquisition, net of acquired cash (see Note 3)	(10,000)	-	-
Net cash provided by (used in) investing activities	(6,800)	7,134	8,513

Cash flows from financing activities
Exercise of options	943	952	2,651
Dividend	(7,274)	(7,312)	(7,382)
Payment made in connection with contingent consideration	-	(4,463)	-
Net cash used in financing activities	(6,331)	(10,823)	(4,731)

Effect of exchange rate changes on cash balances held	132	135	(86)

Increase (decrease) in cash and cash equivalents	288	(6,261)	5,104

Cash and cash equivalents at beginning of year	17,890	18,178	11,917
Cash and cash equivalents at end of year	18,178	11,917	17,021

Supplementary cash flow information
A. Non-cash transactions:
Investments in PPE and intangible assets	72	39	119
B. Cash paid during the year for:
Income taxes	4,487	4,648	4,584

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

In these financial statements the terms "Company" or "Silicom" refer to Silicom Ltd. and its wholly owned subsidiaries, Silicom Connectivity Solutions, Inc. (hereinafter - "Silicom Inc.") and Silicom Denmark A/S (Fiberblaze A/S) (hereinafter – "Silicom Denmark"), whereas the term "subsidiaries" refers to Silicom Inc. and Silicom Denmark.

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

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include income taxes, inventories, marketable securities, goodwill, intangible assets and share-based compensation.

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

As of December 31, 2016 and 2017, the provision for doubtful accounts receivable amounted to US$ 20 thousand.

H.	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the "weighted average-cost" method.
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

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

K.            Goodwill and other intangible assets (cont’d)

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed. During the year ended December 31, 2017, no impairments were found and therefore no impairment losses were recorded.

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives of 3 years. The acquired customer relationships and current technology are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in amortization of such intangible assets in the straight-line method.

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

Deferred taxes are accounted for under the asset and liability method based on the estimated future tax effects of temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are presented as non-current assets and liabilities and measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

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

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

S.	Basic and diluted earnings per share (cont’d)

The following table summarizes information related to the computation of basic and diluted income per ordinary share for the years indicated.

	Year ended December 31
	2015	2016	2017
Net income attributable to ordinary shares (US$ thousands)	16,520	13,137	21,714

Weighted average number of ordinary shares outstanding used in basic income per ordinary share calculation	7,268,536	7,343,696	7,455,528

Add assumed exercise of outstanding dilutive potential ordinary shares	99,448	91,485	146,443

Weighted average number of ordinary shares outstanding used in diluted income per ordinary share calculation	7,367,984	7,435,181	7,601,971

Basic income per ordinary shares (US$)	2.273	1.789	2.912

Diluted income per ordinary shares (US$)	2.242	1.767	2.856

The weighted average number of shares related to options and RSUs excluded from the diluted earnings per share calculation because of anti-dilutive effect	43,181	9,633	-

T.	Comprehensive Income

For the years ended December 31, 2015, 2016 and 2017, comprehensive income equals net income.

U.	Fair Value Measurements

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

(1)           Credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, marketable securities, trade receivables and assets held for employees’ severance benefits. Cash and cash equivalents balances of the Company, which are subject to credit risk, consist of cash accounts held with major financial institutions. Marketable securities consist of held to maturity marketable securities issued by highly rated corporations. As of December 31, 2016 and 2017, the ratings of the securities in the Company's portfolio was at least A. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations). The Company closely monitors extensions of credit and has never experienced significant credit losses. See note 12.

Subsequent to the balance sheet date, on March 13, 2018, the Company announced that the top-10 Cloud player that awarded its largest-ever design win has decided to abort the new cloud infrastructure architecture for which it had ordered the Company’s products. As of December 31, 2017, the Company had open receivables from few of the Company’s customers that are related to this design win, out of which, an amount of approximately $10 million is still outstanding as of the date of announcement (March 13, 2018). The Company expects that these customers will fully meet their contractual obligations and that these outstanding amounts are not impaired.

(2)           Significant customers

The Company's top two customers accounted for approximately 34% of its revenues in 2017. The Company expects that a small number of customers will continue to account for a significant portion of its revenues for the foreseeable future. See note 12.

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

(1)
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The standard can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company will adopt this ASU on January 1, 2018 with no cumulative effect. In 2017 the company examined the new standard's impact on its financial statements. Based on the Company's examination as of the date of these financial statements, the standard will not have a material effect.

(2)
In February 2016, the FASB issued ASU 2016-02, which requires lessees to recognize most of their leases on balance sheet as a right-of-use asset and a lease liability. This ASU is effective for interim and annual periods in fiscal years beginning after December 15, 2018. Early adoption is permitted. Based on the Company’s current assessment, it doesn’t expect this ASU to have a material impact on the results of its operations.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

X.	Recent Accounting Pronouncements (cont’d)

(3)
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

(4)
In January 2017, the FASB issued ASU 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,” which eliminates the requirement to calculate the implied fair value of goodwill in Step 2 of the goodwill impairment test. Under ASU 2017-04, goodwill impairment charges will be based on the excess of a reporting unit’s carrying amount over its fair value as determined in Step 1 of the testing. ASU 2017-04 is effective for interim and annual testing dates after December 15, 2019, with early adoption permitted for interim and annual goodwill impairment testing dates after January 1, 2017. The Company do not expect the adoption of ASU 2017-04 to have material impact on its financial position, results of operations, cash flows or presentation thereof.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 3 - Acquisitions

A.	ADI Engineering, Inc.

On October 28, 2015 (hereinafter – "closing date") the Company acquired certain assets from ADI Engineering, Inc. (hereinafter – "ADI"), a privately-held, US-based provider of custom embedded communications and networking products, for an aggregate purchase price of US$ 10,000 thousand in cash and estimated contingent consideration of US$ 7,802 thousand in cash and in options to ordinary shares, payable in three yearly payments, after the closing, subject to the attainment of certain performance milestones until December 31, 2017. The fair value measurement of the contingent consideration is classified at level 2 and level 3 of the fair value hierarchy (see Note 2U). Of the total purchase price of US$ 17,802 thousand, US$ 222 thousand was attributed to tangible assets, US$ 4,261 thousand was attributed to intangible assets and US$ 13,319 thousand was attributed to goodwill. The goodwill is primarily attributable to the synergies expected to arise after the acquisition. The recognized goodwill is deductible for income tax purposes for 10 years.

In connection with the contingent consideration, during 2016 the Company paid ADI an amount of US$ 3,000 thousand.

Any amount not paid was charged to the statement of operations as an income.

B.	Silicom Denmark

On December 10, 2014 (hereinafter – "closing date"), the Company completed the acquisition of all of the outstanding shares and voting interests of Silicom Denmark, a provider of high performance application acceleration solutions, for an aggregate purchase price of US$ 10,161 thousand in cash and estimated contingent consideration of US$ 4,683 thousand in cash and in options to ordinary shares, subject to the attainment of certain performance milestones until August 31, 2015. The fair value measurement of the contingent consideration is classified at level 3 of the fair value hierarchy (see Note 2U). Of the total estimated purchase price of US$ 14,844 thousand, US$ 2,022 thousand was attributed to tangible assets, US$ 1,996 thousand was attributed to intangible assets, US$ 12,242 thousand was attributed to goodwill and US$ 1,416 was attributed to liabilities assumed. The goodwill is primarily attributable to the synergies expected to arise after the acquisition. None of the recognized goodwill is expected to be deductible for income tax purposes.

In connection with the contingent consideration, during 2016 the Company paid to the Silicom Denmark sellers an amount of US$ 1,463 thousand, of which 90% was paid in cash and 10% in options to ordinary shares of the Company.
In relation to this acquisition, on April 18, 2016, the Company granted, in the aggregate, 22,795 options to the Silicom Denmark sellers and to the Silicom Denmark employees (see Note 11I).

Any amount not paid was charged to the statement of operations as an income.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 4 - Cash and Cash Equivalents

	December 31
	2016	2017
	US$ thousands

Cash	5,858	12,834
Cash equivalents *	6,059	4,187
	11,917	17,021

*	Comprised mainly of deposits in banks as at December 31, 2016 and 2017 carrying a weighted average interest rate of 0.30% and 0.07%, respectively.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 5 - Marketable Securities

The Company's investment in marketable securities as of December 31, 2016 and 2017 are classified as ''held-to-maturity'' and consist of the following:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding	Aggregate
	cost basis**	gains	(losses)	fair value*
	US$ thousands
At December 31, 2017
Held to maturity:
Corporate debt securities
Current	7,798	-	(49)	7,749
Non-Current	5,976	-	(95)	5,881

	13,774	-	(144)	13,630

At December 31, 2016
Held to maturity:
Corporate debt securities
Current	16,390	-	(97)	16,293
Non-Current	7,815	-	(62)	7,753

	24,205	-	(159)	24,046

*	Fair value is being determined using quoted market prices in active markets (Level 1).
**
Including accrued interest in the amount of US$ 173 thousand and US$ 77 thousand as of December 31, 2016 and 2017 respectively.
The accrued interest is presented as part of other account receivable on the balance sheet.

Activity in marketable securities in 2017	US$ thousands

Balance at January 1, 2017	24,205

Purchases of marketable securities	5,961
Discount on marketable securities, net	(217)
Proceeds from maturity of marketable securities	(16,175)
Balance at December 31, 2017	13,774

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 5 - Marketable Securities (Cont’d)

The following table summarizes the gross unrealized losses on investment securities for which other-than-temporary impairments have not been recognized and the fair value of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2017:

	Less than 12 months		12 months or more		Total
	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value
Held to maturity:

Corporate debt securities	(95)	5,881	(49)	7,749	(144)	13,630

The unrealized losses on the investments were caused by changes in interest rate. The Company has the ability and intent to hold these investments until maturity and it is more likely than not that the Company will not be required to sell any of the securities before recovery; therefore these investments are not considered other than temporarily impaired.

Note 6 - Inventories

	December 31
	2016	2017
	US$ thousands

Raw materials and components	16,435	24,407
Products in process	19,098	15,079
Finished products	8,747	12,001
	44,280	51,487

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 7 - Property, Plant and Equipment, Net

	December 31
	2016	2017
	US$ thousands

Machinery and equipment	8,507	10,531
Office furniture and equipment	634	665
Leasehold improvements	2,277	2,309

Property, plant and equipment	11,418	13,505

Accumulated depreciation	(7,503)	(9,384)

Property, Plant and equipment, net	3,915	4,121

Depreciation expense for the years ended December 31, 2015, 2016 and 2017 were US$ 1,599 thousand, US$ 1,616 thousand and US$ 1,911 thousand, respectively.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 8 - Intangible Assets

Intangible assets

Net intangible assets as of December 31, 2017 are as follows:

		December 31
		2016	2017
	Useful life	US$ thousands
Original cost:
Current technology	3	3,833	3,844
Customer relationships	3	1,937	1,937
		5,770	5,781
Accumulated amortization:
Current technology		1,930	3,181
Customer relationships		916	1,553
		2,846	4,734

Intangible assets, Net:
Current technology		1,903	663
Customer relationships		1,021	384
		2,924	1,047

Amortization expense for the years ended December 31, 2015, 2016 and 2017 were US$ 1,168 thousand, US$ 2,240 thousand and US$ 1,888 thousand, respectively.

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

D.	Expenses recorded with respect to employees' severance payments for the years ended December 31, 2015, 2016 and 2017 were US$ 543 thousand, US$ 761 thousand and US$ 830 thousand, respectively.

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

The minimum future rental payments under the above leases at exchange rates in effect on December 31, 2017, are as follows:

Year ended December 31	US$ thousands
2018	1,665
2019	1,211
2020 and on	226

Of the amounts above, US$ 50 thousand in 2018, relate to related parties.

Rental expenses under the lease agreements for the years ended December 31, 2015, 2016 and 2017 were US$ 1,403 thousand, US$ 1,563 thousand and US$ 1,760 thousand, respectively.

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

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	1.58%
Expected dividend yield	2.42%
Average expected volatility (b)	47.90%
Termination rate	9%
Suboptimal factor(c)	3.32

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

F.	On January 30, 2017, the Company granted, in the aggregate, 119,925 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:

1.
The exercise price for the options (per ordinary share) was US$ 39.62 and the Option expiration date was the earlier to occur of: (a) January 30, 2025; and (b) the closing price of the shares falling below US$ 19.81 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	2.35%
Expected dividend yield	2.42%
Average expected volatility (b)	43.71%
Termination rate	9%
Suboptimal factor (c)	3.28

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

G.	On January 30, 2017, the Company granted, in the aggregate, 78,000 RSUs to certain of its directors and employees under the 2013 Plan. In relation to those grants:

1.	50% of the RSUs vest on the second anniversary of the date of the grant and the additional 50% of the RSUs vest on the third anniversary of the date of the grant.

2.	The fair value of RSUs is estimated based on the market value of the Company's stock on the date of grant, less an estimate of dividends that will not accrue to RSUs holders prior to vesting.

3.	The Company recognizes compensation expenses on these RSUs based on estimated grant date fair value, with the following assumptions:

Expected dividend yield	2.68%
Termination rate	1.74%

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

H.	The following table summarizes information regarding stock options as at December 31, 2017:

	Options outstanding		Options exercisable
		Weighted average		Weighted average
		remaining		remaining
Exercise price	Number	contractual life	Number	contractual life
US$	of options	(in years)	of options	(in years)

15.28	7,825	2.7	7,825	2.7

26.91	19,582	5.6	19,582	5.6

33.27	19,706	8.3	13,137	8.3

28.38	88,124	6.4	-	-

39.62	114,674	7.1	-	-

	249,911		40,544

The aggregate intrinsic value of options outstanding as of December 31, 2016 and 2017 is US$ 4,283 thousand and US$ 9,175 thousand, respectively.
The aggregate intrinsic value of options exercisable as of December 31, 2016 and 2017 is US$ 1,777 thousand and US$ 1,759 thousand, respectively.
The total intrinsic value of options exercised during the year ended December 31, 2016 and 2017, is US$ 1,166 thousand and US$ 4,194 thousand, respectively.
The intrinsic value of the options at the date of grant is zero.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

I.	The stock option activity under the abovementioned plans is as follows:

			Weighted
		Weighted	average
	Number	average	grant date
	of options	exercise price	fair value
		US$	US$

Balance at January 1, 2015	192,130

Granted	89,907	26.91	10.04
Exercised	(61,711)	15.28	6.54
Forfeited	(5,625)	24.07	9.19

Balance at December 31, 2015	214,701

Granted*	116,455	29.34	10.96
Exercised	(62,269)	15.28	6.54
Forfeited	(2,882)	29.71	11.79

Balance at December 31, 2016	266,005

Granted	119,925	39.62	11.89
Exercised	(124,918)	21.46	8.46
Forfeited	(11,101)	33.18	10.87

Balance at December 31, 2017	249,911
Exercisable at December 31, 2017	40,544

*	In 2016 the Company granted in the aggregate, 116,455 options. Regarding the grant of 93,660 options, see Note 11E. Regarding the grant of 22,795 options, see Note 3B.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

J.	The Restricted Share Units activity under the abovementioned plans is as follows:

		Weighted
	Number of	average
	Restricted	grant date
	Share Units	fair value
	US$	US$

Balance at January 1, 2015	74,000

Granted	8,000	29.09
Vested	(4,000)	46.07

Balance at December 31, 2015	78,000

Vested	(35,000)	46.54

Balance at December 31, 2016	43,000

Granted	78,000	34.90
Vested	(43,000)	42.52

Balance at December 31, 2017	78,000

The aggregate intrinsic value of RSUs outstanding as of December 31, 2016 and December 31, 2017 is US$ 1,767 thousand and US$ 5,469 thousand, respectively.
The aggregate intrinsic value of RSUs vested during the year ended December 31, 2017 is US$ 2,458 thousand.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

K.	During 2015, 2016 and 2017, the Company recorded share-based compensation expenses. The following summarizes the allocation of the stock-based compensation expenses:

	Year ended December 31
	2015	2016	2017
	US$ thousands	US$ thousands	US$ thousands

Cost of sales	150	180	320
Research and development costs	455	504	832
Selling and marketing expenses	502	366	537
General and administrative expenses	806	500	736

	1,913	1,550	2,425

As of December 31, 2017, there were US$ 2,420 thousand of unrecognized compensation costs related to outstanding stock options and RSUs to be recognized over a weighted average period of 1.36 years.

The total tax benefit recognized in the consolidated statements of operations related to share based compensation expenses amounted to US$ 216 thousand for the year ended December 31, 2017.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 12 - Geographic areas and major customers

A.	Information on sales by geographic distribution:

The Company has one operating segment.

Sales are attributed to geographic distribution based on the location of the customer.

	Year ended December 31
	2015	2016	2017
	US$ thousands

North America	54,537	65,590	100,434
Europe	16,331	24,208	20,156
Asia-Pacific	11,870	10,549	5,100

	82,738	100,347	125,690

B.	Sales to single customers exceeding 10% of sales (US$ thousands):

	Year ended December 31
	2015	2016	2017
	US$ thousands

Customer "A"	*	*	25,888
Customer "B"	16,320	17,366	16,915
Customer "C"	*	11,628	*

*	Less than 10% of sales.

C.	Major Customers - as percentage of net Accounts Receivable balance:

Accounts receivable from significant customers representing 10% or more of the net accounts receivable balance as of December 31, 2016 and 2017, consist of the following customers:

	Year ended December 31
	2016	2017
	Percentage

Customer 1	*	30%
Customer 2	*	22%
Customer 3	11%	10%
Customer 4	11%	*

*	Less than 10% of Trade accounts receivable, net.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 12 - Geographic areas and major customers (cont'd)

D.	Information on Long lived assets - Property, Plant and Equipment by geographic areas:

The following table presents the locations of the Company’s long lived assets - Property, Plant and Equipment as of December 31, 2016 and 2017:

	Year ended December 31
	2016	2017
	US$ thousands

North America	16	20
Europe	76	225
Israel	3,823	3,876

	3,915	4,121

Note 13 - Financial Income (Expenses), Net

	Year ended December 31
	2015	2016	2017
	US$ thousands

Interest income	1,026	751	527
Discount on marketable securities, net	(561)	(358)	(217)
Exchange rate differences, net	(148)	(236)	(45)
Bank charges	(97)	(122)	(109)

	220	35	156

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

Out of the Company’s retained earnings as of December 31, 2016 and 2017, approximately US$ 45,405 thousand and US$ 50,356 thousand respectively are tax-exempt, due to "Approved Enterprise" and "Benefited Enterprise" status. If such tax-exempt income is distributed by cash dividend (including a liquidation dividend), it would be taxed at the reduced corporate tax rate applicable to such profits (up to 25%) and an income tax liability of up to approximately US$ 11,351 thousand and US$ 12,589 thousand would be incurred as of December 31, 2016 and 2017, respectively. The Company anticipates that any future dividends distributed pursuant to its dividend policy, will be distributed from income sources which will not impose additional tax liabilities on the Company. The Company intends to reinvest the amount of its tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s "Approved Enterprise" or "Benefited Enterprise". If the Company was to declare a dividend from its tax-exempt income, an income tax expense would be recognized in the period a dividend is declared.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 14 - Taxes on Income (cont’d)

D.            Taxation of the subsidiaries

1.
The subsidiary Silicom Connectivity Solutions, Inc. files tax returns to US federal tax authorities and to state tax authorities in the states of New Jersey, California, Virginia, New York and New Mexico.

On December 22, 2017, the Tax Cuts and Jobs Acts was enacted into law. The new legislation will impact the company by reduction of the corporate income tax rate to 21% effective January 1, 2018.

2.	The subsidiary Silicom Denmark is taxed according to the tax laws in Denmark.

3.
The Company has not provided for Israeli income and foreign withholding taxes on US$ 4,043 thousand of its non-Israeli subsidiaries' undistributed earnings as of December 31, 2017. The earnings could become subject to tax if earnings are remitted or deemed remitted as dividends or upon sale of a subsidiary.

The Company currently has no plans to repatriate those funds and intends to indefinitely reinvest them in its non-Israeli operations. The unrecognized deferred tax liability associated with these temporary differences was approximately US$ 445 thousand at December 31, 2017.

4.
As of December 31, 2017, the net operating loss carry-forwards of the Company’s subsidiaries for tax purposes amounted to approximately US$ 500 thousand. These losses are available to offset any future taxable income.

E.             Tax assessments

For the Israeli jurisdiction the Company has final tax assessments for all years up to and including the tax year ended December 31, 2012.

For the US Federal jurisdictions, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2013. For the New Jersey and California state jurisdictions, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2012. For the Virginia state jurisdiction, Silicom Inc. has open tax assessments for the years 2015 through 2017. For the Tennessee state jurisdiction, Silicom Inc. has open tax assessments for the years 2016 through 2017.  For the New Mexico, New York and Texas state jurisdictions, Silicom Inc. has open tax assessments for the year 2017.

For the Danish jurisdiction, Silicom Denmark has final tax assessments for all years up to and including the tax year ended August 31, 2013.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 14 - Taxes on Income (cont'd)

F.	Income before income taxes and income taxes expense (benefit) included in the consolidated statements of operations

	Year ended December 31
	2015	2016	2017
	US$ thousands

Income (loss) before income taxes:
Israel	19,486	15,541	23,226
Foreign jurisdiction	(1,061)	324	2,356
	18,425	15,865	25,582

Current taxes:
Israel	2,383	2,242	2,379
Foreign jurisdiction	465	720	1,095
	2,848	2,962	3,474

Current tax (benefits) expenses relating to prior years:
Israel	-	26	12
Foreign jurisdiction	(36)	-	(71)
	(36)	26	(59)

Deferred taxes:
Israel	(437)	10	549
Foreign jurisdiction	(470)	(270)	(96)
	(907)	(260)	453

Income tax expense	1,905	2,728	3,868

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 14 - Taxes on Income (cont’d)

G.            Deferred income taxes

The tax effects of significant items comprising the Company’s deferred tax assets are as follows:

	December 31	December 31
	2016	2017
	US$ thousands	US$ thousands

Deferred tax assets:
Accrued employee benefits	261	282
Research and development costs	921	846
Tax loss carryforwards	338	111
PPE	15	15
Share based compensation	246	213
Intangible assets	107	110
Other	2	2
Total gross deferred tax assets	1,890	1,579

Deferred tax liabilities:
Intangible assets	(138)	-
Goodwill	(215)	(680)
Total gross deferred tax liabilities	(353)	(680)

Net deferred tax assets	1,537	899

In Israel	1,338	788
Foreign jurisdictions	199	111
Net deferred tax assets	1,537	899

Non-current deferred tax assets	1,537	899

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 14 - Taxes on Income (cont'd)

H.	Reconciliation of the statutory tax expense to actual tax expense

	Year ended December 31
	2015	2016	2017
	US$ thousands

Income before income taxes	18,425	15,865	25,582
Statutory tax rate in Israel	26.5%	25.0%	24.0%
	4,883	3,966	6,140

Increase (decrease) in taxes resulting from:
Non-deductible operating expenses, net	209	228	364
Non-taxable income	(819)	(84)	(1,114)
Prior year adjustments	(36)	26	(59)
Tax effect due to
"Preferred Enterprise" status*	(2,368)	(1,924)	(2,361)
Taxes related to foreign jurisdictions	250	324	632
Changes in tax rate	35	94	162
Creation of deferred taxes for tax losses and benefits from previous years for which deferred taxes were not created in the past	(252)	-	-
Other	3	98	104

Income tax expense	1,905	2,728	3,868

* The effect of the benefit resulting from the "Preferred Enterprise" status on net earnings per ordinary share is as follows:

	Year ended December 31
	2015	2016	2017

Basic	0.33	0.26	0.32

Diluted	0.32	0.26	0.31

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

During 2015, 2016 and 2017 the Company and its subsidiaries did not have any significant unrecognized tax benefits and thus, no related interest and penalties were accrued.

In addition, the Company and its subsidiaries do not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.