Form 20-F
period 2018-12-31
SILICOM LTD.
filed 2019-04-25
CIK 916793

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report……………….. For the transition period from to

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

 7,559,205

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

We have prepared our consolidated financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States. All references herein to “dollars”, “US$” or “$” are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

Table of Contents

PART I.	7
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	7
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	7
ITEM 3. KEY INFORMATION	7
A. Selected Financial Data	7
B. Capitalization and Indebtedness	10
C. Reason For the Offer and Use of Proceeds	10
D. Risk Factors	10
ITEM 4. INFORMATION ON THE COMPANY	30
A. History and Development of the Company	30
B. Business Overview	31
Principal Markets	35
Manufacturing and Suppliers	35
Marketing Channels	37
Patents and Licenses	39
Competition	40
Governmental Regulation Affecting the Company	41
C. Organizational Structure	42
D. Property, Plant, and Equipment	42
ITEM 4A. UNRESOLVED STAFF COMMENTS	43
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	43
Critical Accounting Policies	44
A. Operating Results	48
Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities, and Assets	51
B. Liquidity and Capital Resources	52
C. Research and Development, Patents and Licenses, Etc.	53
D. Trend Information	55
E. Off-Balance Sheet Arrangements	56
F. Tabular Disclosure of Contractual Obligations	57

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES	58
A. Directors and Senior Management	58
B. Compensation	60
C. Board Practices	63
Board of Directors	64
External Directors	65
Audit Committee	69
Compensation Committee	70
Internal Auditor	75
D. Employees	75
E. Share Ownership	77
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	78
A. Major Shareholders	78
B. Related Party Transactions	81
ITEM 8. FINANCIAL INFORMATION	84
A. Consolidated Statements and Other Financial Information	84
B. Significant Changes	84
ITEM 9. THE OFFER AND LISTING	85
A. Offer and Listing Details	85
Markets and Share Price History	85
ITEM 10. ADDITIONAL INFORMATION	86
A. Share Capital	86
B. Memorandum and Articles of Association	86
C. Material Contracts	96
D. Exchange Controls	97
E. Taxation	97
F. Dividends and Paying Agents	105
G. Statement by Experts	105
H. Documents on Display	105
I. Subsidiary Information	106

Part I.

Item 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.           KEY INFORMATION

A.            Selected Financial Data

The selected data presented below under the captions "Consolidated Statements of Operations Data" and "Consolidated Balance Sheets Data" for and as of the end of each of the years in the five-year period ended December 31, 2018, are derived from our audited consolidated financial statements. The consolidated financial statements as of December 31, 2018, and for each of the years in the three-year period ended December 31, 2018, and the report thereon, are included elsewhere in this annual report. The selected data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto, which are set forth in "Item 18 – Financial Statements" and the other financial information appearing elsewhere in this annual report.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

	2014	2015	2016	2017	2018
Sales	$75,622	$82,738	$100,347	125,690	133,753
Cost of sales	44,835	48,659	61,796	79,762	91,697
Gross profit	30,787	34,079	38,551	45,928	42,056
Research and development expenses	6,480	9,702	12,663	13,915	14,820
Sales and marketing expenses	4,418	5,651	6,423	6,722	6,642
General and administrative expenses	2,798	3,611	3,969	4,507	3,943
Contingent consideration expense (benefit)	45	(3,090)	(334)	(4,642)	-
Total operating expenses	13,741	15,874	22,721	20,502	25,405
Operating income	17,046	18,205	15,830	25,426	16,651
Financial income, net	263	220	35	156	923
Income before income taxes	17,309	18,425	15,865	25,582	17,574
Income tax expenses	2,704	1,905	2,728	3,868	2,937
Net income(1)	14,605	16,520	13,137	21,714	14,637
Net income per share
Basic income per ordinary share	$2.033	$2.273	$1.789	$2.912	1.938
Diluted income per ordinary share	$1.996	$2.242	$1.767	$2.856	1.912
Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,184	7,269	7,344	7,456	7,552
Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,319	7,368	7,435	7,602	7,657

(1) The net income is presented after deduction of taxes on income, which have been reduced by virtue of tax benefits to which the Company is entitled in its capacity "Preferred Enterprise" under the Investment Law following its election to be taxed in its capacity as such commencing 2014, and as applicable with respect to each of the years indicated above. See Note 15C to the Financial Statements and "Item 10 – Additional Information – Taxation".

CONSOLIDATED BALANCE SHEET DATA

	2014	2015	2016	2017	2018
Total assets	$122,436	$139,998	$146,437	$162,614	$182,301
Total current liabilities	$19,006	$19,814	$17,964	$19,049	$21,540
Long-term liability	$2,698	$7,350	$7,081	$2,765	$2,612
Shareholders' equity	$100,732	$112,834	$121,392	$140,800	$158,149
Capital stock	$21	$21	$22	$22	$22
Number of ordinary shares issued(1)	7,233,604	7,299,315	7,396,584	7,564,502	7,574,176

(1) Including 14,971 held by one of our subsidiaries - Silicom Connectivity Solutions, Inc. Under the Israeli Companies Law 5759-1999 (the "Companies Law") these shares held by such subsidiary are considered dormant shares and do not entail any voting rights.

The following table sets forth information regarding the exchange rates of U.S. Dollars per NIS for the periods indicated. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

	NIS per U.S. $
Year Ended December 31,	High	Low	Average	Period End
2018	3.781	3.388	3.597	3.748
2017	3.860	3.467	3.600	3.467
2016	3.983	3.746	3.841	3.845
2015	4.053	3.761	3.887	3.902
2014	3.994	3.402	3.577	3.889

The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months.

	NIS per U.S. $
Month	High	Low	Average	Period End
March 2019	3.636	3.600	3.618	3.632
February 2019	3.662	3.604	3.626	3.604
January 2019	3.746	3.642	3.687	3.642
December 2018	3.781	3.718	3.753	3.748
November 2018	3.743	3.668	3.705	3.701
October 2018	3.542	3.491	3.512	3.521

The NIS to U.S. Dollar exchange rate on March 31, 2019, as published by the Bank of Israel, was NIS 3.632.

Dividends

On January 14, 2013, we announced that our Board of Directors has adopted a policy for distributing dividends, subject to, among other things, all applicable laws, according to which we may distribute a dividend of up to 50% of our annual "distributable profits" (as such term is defined in the Companies Law) to our shareholders. On March 15, 2018, our Board of Directors adopted a resolution to suspend until further notice.

For more information regarding our dividend policy and the taxation of dividends generally, see "Item 8A – Financial Information – Dividend Policy" and "Item 10.E. – Taxation – Taxation of Dividends."

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

Risks Relating to Our Business

The markets for our products change rapidly and demand for new products is difficult to predict and may affect our ability to commercialize our solutions.

The markets for our products are characterized by rapidly changing technology and evolving industry standards. For example, the migration to higher line rate Ethernet solutions, the adaptation of new bus interfaces and increased use of emerging technologies such as Cloud, Virtualization, NFV, SD-WAN and SDN, cause some of our customers to demand such new products and technologies. In the event that such customers decide to begin using new technologies, we may not be able to develop products for the new technologies in a timely manner. Such customers may also select competing products despite our ability to develop products incorporating new technologies. For example, with the shift towards running applications in the Cloud we anticipate that the demand will grow for add-on adapters and products which address the challenges presented by the Cloud, such as switch in every server, hardware acceleration, power, heat and space limitations in such environments, which increase the need for essential building blocks in generic servers, which can potentially be served by our products.  Another example is related to the NFV and SD-WAN market sectors, in which our CPE (as defined below) solutions may have significant demand. While we have announced the securing of several Design Wins relating to our CPE solutions in recent years, there is no assurance that our customers will continue to buy such CPE products from us or that we will be able to generate significant sales in these areas in the long run. If we do not generate significant sales in these areas we may accumulate unusable inventory which can be used only with older technologies. We intend to continue investing in product and technology development. Although we have recorded growing sales of our line of products in recent years, there can be no assurance that we will continue to be successful in the marketing of our current products and in developing, manufacturing and marketing enhanced and new products in a timely manner. Any decrease in the price of, or demand for, any of our products or solutions could have a material adverse effect on our business, results of operations and financial condition.

The market for Cloud-based and Cloud-focused solutions is rapidly developing, and if it develops in ways that are different from what we anticipate or expect, our business could be harmed.

In recent years, the Cloud-based market has rapidly developed, and the demand for Cloud-based data centers utilizing virtualization and SDN has increased. We expect the Cloud-based data centers to be increasingly based on generic server platforms.  These platforms will require offload capabilities in order to address the performance challenges resulting from enormous volume of traffic, the high volume of data, the need to encrypt such data, the need to run in virtualized environment, which by itself is a challenge for the server CPU, and the need to include switching within the server for high efficiency SDN. We anticipate that consequently the demand for add-on adapters which address these challenges will grow. Power, heat and space limitations in such environments increase the need for hardware accelerators. Such systems will require essential building blocks in their own generic severs, which can be served by our products.

While we believe that we address the above needs with a comprehensive suite of products, and while in recent years, we experienced significant growth in the value of Cloud related orders we received for our products, many factors may affect the market acceptance of cloud-based and cloud-focused solutions, the achievement of Design Wins relating to such solutions, the consummation of Design Wins achieved by us and/or the acceptance of add-on products incorporated into such solutions.  Some of these factors include the possibility of seeing a reduction in the number of physical servers and appliances required by the providers of cloud based or virtualized solutions, or the evolving of different architecture designs which provide for functionality which our products offer without the need for add on adapters. These factors may also affect our ability to accurately predict the anticipated revenues which may be generated under any such Design Win, our growth potential in the Cloud, our operations, including our inventory levels, and our financial results.

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

The market for Edge Networking Devices to Telcos and service providers for NFV or SD-WAN deployments is rapidly developing, and if it develops in ways that are different from what we anticipate or expect, our business could be harmed.

Recently, with the evolution of the NFV and SD-WAN, most Telcos and service providers have begun seeking for solutions which utilize CPEs for the deployment of SD-WAN or other applications within an NFV architecture. We believe that our CPE products address the requirements of such Telcos and service providers' needs and requirements, and during 2018 we secured several Design Wins for such products.

While we believe that we address the above needs with a comprehensive suite of products, many factors may affect the market acceptance of such solutions and our ability to secure Design Wins and/or awards in this market.  Some of these factors include our lack of experience in transacting with such Telcos and service providers, the possible offering of a wider selection of products by some of our competitors, or the possible offering by our competitors of products which include a wider, better suited or more advanced features than the ones included in our products, development of technologies of LTE and WiFi with which our current products may not be compatible, and the price expectations of such Telcos and service providers which may require us to offer our products for lower prices in order to better position ourselves in the market, or remain competitive, thus leading to lower gross profit, which in turn may have an adverse effect on our financial results.

We believe that market’s demand for our products and solutions in the NFV and SD-WAN era demonstrate that the Telcos and service providers related industry is transitioning into CPEs which represent a fast growing opportunity for us. Nonetheless, if such Telcos and service providers do not perceive the benefits of our Edge Networking CPEs, or if our competitors or new market entrants are able to develop solutions for this market that are better suited to the market demand, offer their solutions at lower prices, or offer features that are, or are perceived to be, more effective than ours, this would have a material adverse effect on our business, results of operations and financial condition.

Rapid development of our business in the Cloud-based, Telco and service providers markets may require us to offer our potential customers with longer payment terms in order to better position ourselves in these markets, to hold higher inventory levels and to increase our need for working capital significantly.

Rapid development of our business in the Cloud-based, Telco and service providers markets, which we anticipate would constitute our main growth engines in the future, may require us to offer longer payment terms to our targeted customers in the Cloud, Telco and service providers markets as customary in these markets, in order to establish and maintain relationships with such targeted customers and strengthen our competitive position in such markets. In addition, we may be required by such customers to hold higher inventory levels in order to meet their expectations for on-demand deliveries, making the higher available inventory pivotal to our ability to position ourselves and compete in such markets. These factors may significantly increase our need for working capital in order to support our activities in these markets. There is no assurance that we will be able to reach such additional working capital levels, which may impair our business and growth strategy, and may have an adverse effect on our financial results.

Our networking and data infrastructure solution products which are targeted by us mainly to customers in the OEM, Cloud, Telco and service providers markets, are characterized by long sales cycles.

We target and sell our networking and data infrastructure solution products to customers mainly in the original equipment manufacturing ("OEMs"), Cloud, Telco and service providers markets. We usually sell our products to such customers after achieving Design Wins, which are secured after a process which ends with the implementation of our products in our customers' systems or, with respect to our stand-alone products, their deployment within the relevant customer's network. Securing Design Wins is a lengthy, time-consuming process, which involves the decision making process of our customers, which usually includes several time consuming processes as well, resulting from the critical importance of our products in our customers' systems or networks. Our customers usually need to define the required configuration of their server system, appliance or network, define the needed solution and the type of products that will address their need, evaluate our products, test and qualify our products for their use and then (or in parallel) negotiate the terms for a purchase. This process is lengthy and may result in investing twelve months or more from the time we first contact a prospective customer before such customer implements our products in its system, appliance or network, constituting what is known as a Design Win. Additionally, once a Design Win for one of our products is secured, our sales of these products typically involve significant capital investment decisions by the customer or its prospective end customers, as well as a significant amount of time to educate such end customers as to the benefits of systems and appliances that include our products. As a result, before purchasing systems and appliances, which include our products (and consequently facilitating sales of our products), our potential customers usually invest a substantial amount of time performing internal reviews and obtaining capital expenditure approvals, thereby lengthening the period of time required for a Design Win to mature into consistent sales. These long sale cycles make it difficult to predict when and to what extent, discussions with potential customers will materialize into sales and could cause our revenue and operating results to fluctuate widely from period to period. In addition, once a Design Win has been secured, the ramp-up of sales under the Design Win is dependent on various factors which are not under our control. This introduces uncertainty as to our ability to accurately predict the ramp-up of sales of our products, may result in significant quarterly, or even annual, fluctuations in the sale rates of our products and may have an adverse effect on our backlog, actual sales and results of operation.

Furthermore, we are required to allocate significant resources in order to compete on the achievement of Design Wins. Since there is no guarantee that we will be successful in achieving such Design Wins or that secured Design Wins will materialize into consistent sales in the competitive and rapidly evolving market in which we operate, unsuccessful efforts to secure or materialize Design Wins may lead to substantial increases in our expenditures, divert the attention of our sales force and management from other business opportunities, and could ultimately have a material adverse effect on our business, results of operations and financial condition.

The loss of Design Wins from customers in the Cloud, Telco and related service providers markets may result in significant quarterly and even annual fluctuations in our revenues.

We anticipate that the Cloud, Telco and related service providers markets would constitute our main growth engines in the future. We further anticipate that Design Wins secured from customers in these markets would be significantly larger in size then our Design Wins from other customers. In light of the risk factors related to our operations in the Cloud, Telco and related service providers markets as detailed elsewhere in this Annual Report, we may experience losses of Design Wins in such markets, for which we may not be able to compensate in a timely manner. The losses of such Design Wins may result in significant quarterly or even annual fluctuations in our revenues and results of operations.

Rapid development of our business in the Cloud, Telco and related service providers markets may lead to a decrease in our gross margins which may result in a decrease in our profitability.

Rapid development of our business in the Cloud, Telco and related service providers markets, and our increasing operations and efforts in these markets, require us to adopt a lower gross margin strategy relatively to our gross margins in past years in order to take advantage of increased revenue potential and opportunities in these markets. While in the past we were able to increase our profitability while operating under such lower gross margins, there can be no assurance that we will be able to maintain or increase our profitability and/or earnings per share in the future and we may not be successful in maintaining or increasing our profitability and/or earnings per share while operating under such lower gross margins in the future.

The rapid development of the Cloud, Telco and related service providers markets may lead certain of our customers to explore various technologies at different points in time during their development process, which are not necessarily compatible with our solutions, or for which our solutions are not designed, for their own internal reasons, even after we secured Design Wins with such customers, and may ultimately decide to pursue different solutions than ours, which may impact our ability to fully consummate our sales under such secured Design Wins and impair our financial results.

The rapid development of the Cloud, Telco and related service providers markets may lead some of the players in these markets to explore different technologies in the course of their internal development process. Even if we secure Design Wins with some of these players, there is no guarantee that such players will ultimately decide to develop or commercialize their products for which our solutions were selected, for reasons which are not related to us and which are not under our control. If such players decide to pursue other paths than the ones for which we secured Design Wins, we may be unable to consummate such Design Wins, which may lead to excess inventory levels and write-offs, that may increase our costs, especially in the event the purchase orders placed under such Design Wins are not consummated. These factors may increase our operational efforts and expenses. We may also be required to find alternative use for any unused inventory relating to such Design Wins, and if we are unable to find such alternative use or sell such inventory to other customers, we may experience write-offs. All of these factors may have a material adverse effect on our financial condition and results of operation. While we focus our efforts on securing Design Wins in these markets, our share price may decline as a result of cancellation of such Design Wins in these markets, if they occur.

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

Difficulties in the fulfillment of financial obligations of one or more of our customers may have an adverse effect on our ability to consummate the collection of consideration payable under purchase orders placed by, or invoiced to, such customers under one or more Design Wins in relation to which such customers operate.

In some cases, one of our customers places orders for our products under several Design Wins for the purpose of integrating our products into its systems. In some cases, one or more of such customers is a major customer. For example, as of December 31, 2018, three of our customers accounted for approximately 50% of our accounts receivables. Difficulties in the fulfillment of such customers' financial obligations towards us may expose us to credit risks, may have a material adverse effect on our business, including on our ability to consummate the collection of consideration payable by, or invoiced to, such customer in connection with the Design Wins under which such customer placed orders, may lead to financial losses, may increase our collection expenses, may lead to excess inventory levels, may lead to significant write-offs, may cause legal disputes, may delay the consummation of the relevant Design Win and may ultimately lead to the reduction in the volume of orders placed under such Design Win, or even lead to the cancellation thereof. This may have a material adverse effect on our business and our financial condition and results.

The market for our products is highly competitive and some of our competitors may be better positioned than us.

The market for our products is highly competitive. We face competition from numerous companies, some of whom are more established, benefit from greater market recognition and have greater financial, production and marketing resources than we do. For example, our main competitors in the Non Bypass Server Adapters space are Mellanox and Broadcom, who may offer solutions competing with our developed products. In the Bypass Server Adapter product line, our competition is not as significant, and to the best of our knowledge, our only significant competitors in this industry are Interface Masters, Portwell, Caswell, Lanner and Adlink. In addition, Cavium, Tilera (now a part of Mellanox), Netronome, Napatech, Solarflare Myricom (a subsidiary of CSP), Bittware and Nallatech (both now a part of Molex), Lanner, Caswell, Exar, Portwell and Nexcom are the main competitors of certain of our Smart Cards products. In some cases, Intel and Xilinx also compete with our Smart Cards products, as further detailed in "Item 4.B – Business Overview – Competition". In the Stand-alone Products sector, to the best of our knowledge the main competitors of our Bypass Switches and Intelligent Bypass Switches solutions are Keysight, Gigamon, and Interface Masters, and the main competitors of our CPE/Edge/Low End Appliance products are Portwell, Caswell, Lanner, Advantech and Nexcom. There may be other solutions which might also compete with our other products. We cannot guarantee that our present or contemplated products will continue to be distinguishable from those of our competitors or that the marketplace will find our products preferable to those of our competitors. Furthermore, there can be no assurance that competitive pressures will not result in price reductions that could materially adversely affect our business, results of our operations and financial condition. For more information regarding our competitors see "Item 4.B. – Information on the Company – Business Overview – Competition".

We may not be successful in achieving and consummating Design Wins for our products for the Cloud, Telco and the service providers markets, which we anticipate would constitute our main growth engines in the future.

Our ability to achieve Design Wins for our products for the Cloud, Telco and related service providers markets, and to consummate the sales of our products under Design Wins achieved, is dependent on a large number of factors, many of which are out of our control. These factors include the highly competitive nature of the markets in which we operate, including the Cloud, Telco and service providers markets, the long sale cycles of our products to our OEMs, Cloud and Telco customers, as well as other factors detailed in this Item 3.D. In addition, the loss, ineffectiveness or inability to maintain our customer relationships or our inability to develop new customer relationships, may have an adverse effect on our ability to achieve or consummate Design Wins for our Cloud, Telco and service providers related products.

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

Most of our revenues are generated from the sale of our networking and data infrastructure solution products. The technology industry in which we operate is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. While these changes could lead to a reduction in the demand for our existing products, they could also create an opportunity for us to expand our product offering to our existing customers and to new customers. Accordingly, our future success may depend on our ability to diversify our product offering and enter new markets, which could involve numerous risks, including:

•	Substantial research and development and business development expenditures, which could divert funds from other corporate uses and/or have a significant negative effect on our short-term results;

•	Diversion of management’s attention from our core business; and

•	Entrance into markets in which we have little or no experience.

There can be no assurance that we will be able to successfully complete the development and market introduction of new products and no assurance that we will be able to successfully enter new markets. This could have a material adverse effect on our business, results of operations and financial condition.

We may experience difficulty in developing new and commercially successful products at acceptable release times.

We conduct extensive research, development and engineering activities. Our efforts emphasize our view of the importance of and the need for the development of new products, cost reduction of current products, and enhancement of existing products in response to rapidly changing customer preferences, technologies, and industry standards. We cannot guarantee the continued success of our efforts, or that our products will continue to be widely accepted by the marketplace or that any of our ongoing development efforts will result in other commercially successful products, that such products will be released in a timely manner or at a competitive price, or that we will be able to respond effectively to technological changes or new product announcements by others. Such difficulties may have a material adverse effect on our business, results of operations and financial condition.

Significant growth in markets demanding functionality similar to the functionality offered by certain of our products may cause manufacturers to integrate such characteristics into server motherboards or increase the market share of servers and appliances that already have such functionality in-built, eliminating the need for our add-on products.

A significant portion of our products are add-on adapters that are added to existing servers in order to improve their functionality. If demand for improved functionality similar to that of our add-on adapters increases significantly, server manufacturers may begin incorporating such functionality as a part of the basic design of their servers, thereby eliminating the need to achieve such functionality through add-on adapters. Furthermore, the market-share of special purpose servers and appliances that already have such functionality built-in may increase, consequently reducing the market share of solutions based on servers with add-on adapters. We cannot assure you that such a trend will not occur in connection with our add-on adapters or any of our other products. Such a trend would have a material adverse effect on our business, results of operations and financial condition.

Our customers may replace the servers and appliances they currently use, use or sell servers and appliances that do not require our cards, and/or incorporate cards other than ours.

Many of our customers that use and/or sell servers and appliances which include our cards do so for a few years, and then consider migration to a newer generation. We cannot guarantee that our cards will be needed or selected for such new generation or compatible with it. A decision by a current customer to select a new server and/or appliance without including our cards in such new server and/or appliance may have a significant adverse effect on our results of operations and financial condition.

We may experience difficulty in developing solutions for servers and appliances with proprietary interfaces, which may be used by some of our potential customers.

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

Our sales are made on the basis of purchase orders, which may be placed pursuant to Design Wins, rather than long-term purchase commitments. In addition, our customers may defer purchase orders. The short lead time for firm purchase orders introduces uncertainty into our revenue and production forecasts and business planning, and leads to our inability to accurately forecast future revenues from product sales. As a result, even dramatic fluctuation in revenue (whether increase or decrease) might not be detected until the very end of a financial quarter, which may not enable us to monitor and mitigate costs in a timely manner in order to compensate for such fluctuation.

The short lead time of customer orders combined with the long lead time of our suppliers when ordering certain components for our products could result in either a surplus or lack of sufficient supplies, and may negatively impact on our financial results.

While we are generally required to fill orders for our products within one or two weeks following the receipt of a firm purchase order, we are usually required to place orders of certain components for our products within sixteen to twenty weeks prior to delivery, and in some cases on even earlier dates prior to delivery. As a result, we must have a significant amount of components in our inventory to be able to meet our best forecasts of projected purchase orders as opposed to on the basis of firm purchase orders. In the event that firm purchase orders are significantly lower than such forecasts, a significant part of our inventory will not be used and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls and in the event that firm purchase orders exceed such forecasts, we will not be able to fill such purchase orders which may lead to the loss of business from a customer.

The loss of a significant customer may have a material adverse effect on us.

We depend on a small number of customers for our products. Our top three customers in 2018 accounted for approximately 36% of our revenues in 2018 (out of which our top customer accounted for approximately 14% of our revenues in 2018). We expect that a small number of customers will continue to account for a significant portion of our revenues for the foreseeable future. Loss or cancellation of business from, significant changes in deliveries to, or decreases in the prices of products sold to, one or more of our key customers has, in the past, significantly reduced our revenues for a reporting period and could, in the future, harm our margins, results of operations, financial condition and business.

The loss or ineffectiveness of any of our key customer relationships or a reduction of purchase orders by such customers may have a material adverse effect on our operations and financial results.

Our sales and marketing strategy includes development and maintenance of strategic relationships with leading OEMs in the servers industry and server-based systems industry, as well as leading Cloud, Telco and service provider customers, which integrate our products into their own systems, or deploy our products in their network. These customers are not within our control, are not obligated to purchase our products, and may select other products that may compete with our lines of products. A reduction in their sales efforts or discontinuance of sales of our products by our OEMs, and/or the reduction in or discontinuance of deployments by our Cloud or Telco customers, could lead to reduced sales and could materially adversely affect our operating results. In addition, there is the risk that our customers would build up inventories in anticipation of a growth in sales or deployments. If such growth does not occur as anticipated, such customers may substantially decrease the amount of products ordered in subsequent quarters or discontinue product orders. The termination or loss of either one or more of our key customer relationships at approximately the same time, without being able to compensate this loss with sales to other customers might have a material adverse effect on our operations and financial results.

We are dependent on key personnel.

Our success has been, and will continue to be, dependent to a large degree on our ability to retain the services of key personnel and to attract additional qualified personnel in the future. Competition for such personnel is intense. There can be no assurance that we will be able to attract, assimilate, or retain key personnel in the future and our failure to do so would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to prevent others from claiming that we have infringed their proprietary rights.

We cannot guarantee that one or more parties will not assert infringement claims against us. The cost of responding to claims could be significant, regardless of whether the claims have merit. Significant and protracted litigation may be necessary to determine the scope of the proprietary rights of others or to defend against claims of infringement, regardless of whether the claims have merit. Although we believe that all our products use only our intellectual property, or intellectual property which is properly licensed to us, and we are working to ensure that all our employees are properly assigning or licensing to us all rights to the intellectual property we use in our products on a regular basis, in the event that any infringement claim is brought against us and infringement is proven, we could be required to discontinue the use of the relevant technology, to cease the manufacture, use and sale of infringing products, to incur significant litigation damages, costs and expenses, to develop non-infringing technology or to obtain licenses to the alleged infringing technology and to pay royalties to use such licenses. There can be no assurance that we would be able to develop any such alternative technologies or obtain any such licenses on terms commercially acceptable to us.

Although in the past we have resolved a claim of infringement through a license agreement, the terms of which did not have a material effect on our business, any infringement claim or other litigation against us could seriously harm our business, operating results and financial condition. While there are no other lawsuits or other claims currently pending against us or our subsidiaries regarding the infringement of patents or intellectual property rights of others, we have been a party to such claims in the past and may be party to such claims in the future.

We may not be able to protect our intellectual proprietary rights.

Our success, ability to compete, and future revenue growth are dependent and will depend, in part, on our ability to protect our intellectual property. It is possible that competitors or other unauthorized third parties may obtain, copy, use, or disclose our technologies and processes. Any of our existing, acquired, or future patents or other rights to our intellectual property may be challenged, invalidated, or circumvented. If our intellectual property rights do not adequately protect our technology, our competitors may be able to offer products similar to ours.

In order to establish and protect the technology we use in our products, we primarily rely on a combination of non-disclosure agreements and technical measures, and to a lesser degree on patents. We enter into confidentiality arrangements with our employees, key consultants and other third parties with whom we conduct business. In addition, our employees and key consultants involved in the development of our technologies are required to sign non-compete and invention assignment agreements. We also control access to and distribution of our technologies, documentation and other proprietary information. Despite these efforts, internal or external parties may attempt to copy, disclose, obtain, or use our products, services, or technology without our authorization.

Despite perceived exclusive access to any intellectual property rights obtained via acquisition, and our best efforts during any such acquisition process to secure such rights, internal or external parties may attempt to copy, disclose, obtain, or use our products, services, or technology without our authorization, or others may assert infringement claims against us with respect to a product of ours which utilizes such acquired intellectual property rights.

We believe that the measures we take afford only limited protection, and accordingly, there can be no assurance that the steps we take will be adequate to prevent the challenging of our rights in our technology, or misappropriation of our technology or the independent development of similar technologies by others.

In addition, the process of seeking patent protection to our technology may take a long time and be expensive. We cannot assure that pending or future patent applications will result in the issuance of patents or that, if patents are issued, they will not be challenged, invalidated, or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage.

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

Further, we cannot assure you that we will at all times enforce our patents or other intellectual property rights or that courts will uphold our intellectual property rights, or enforce the contractual arrangements that we have entered into to protect our proprietary technology, which could reduce our opportunities to generate revenues.  Our intellectual property assignment, confidentiality and non-competition agreements may not be enforceable and our proprietary technology may not remain a secret. Others may develop similar technology and use it to compete with us. Despite our efforts to protect our proprietary rights, former employees and other unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary.

Loss of our sources for certain key components could harm our operations.

Although we generally use standard parts and components for our products, certain key components used in our products are currently available from only one source, and others are available from a limited number of sources, on which we depend. Nevertheless, we believe that we maintain a sufficient inventory of these components to protect against delays in deliveries. However, we cannot guarantee that we will not experience delays in the supply of critical components in the future or that we will have a sufficient inventory of critical components at such time to produce products at full capacity. For example, a key component in many of our cards is manufactured by Intel®. While we have not encountered difficulties in purchasing such components from Intel's distributors, we cannot guarantee that we will continue to be able to purchase such components without delays or at reasonable prices. In the event that we are not able to purchase key components from our limited sources, or can only purchase these key components under unreasonable terms, we may need to redesign certain products. We cannot guarantee that we will have adequate resources for such a redesign or that such a redesign will be successful. Such inability to obtain alternative resources or to successfully redesign our products could have a material adverse effect on our business, results of operations and financial condition.

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

As part of our business strategy, we have sought and may continue to seek to invest in or acquire other businesses, technologies, or assets, and we may enter into joint ventures or other strategic relationships with third parties.

We may assume liabilities, incur amortization expenses related to intangible assets, or realize large and immediate write-offs in connection with future acquisitions. In addition, the future valuation of these acquisitions may decrease from the market price paid by us, which may result in writing-off or impairing, of the relevant assets. In addition, our operation of any acquired or merged businesses, technologies, or assets could involve numerous risks, including:

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

We cannot assure you that any acquisition or merger will be successful. If the operation of the business of any acquisition or merger disrupts our operations, our business may suffer. In addition, even if we successfully integrate the acquired business with our own, we may not receive the intended benefits of the acquisition.

We may be subject to risks associated with laws, regulations and customer initiatives, including such that relate to the environment, conflict minerals, privacy or other issues, which may force us to incur additional expenses, may make our supply chain and operations more complex and may result in damage to our reputation with customers.

Our business, results of operations and financial condition could be adversely affected if laws, regulations, or standards relating to our business and products, us or our employees (including labor laws and regulations) are constantly implemented or changed. Such implemented laws and regulations include requirements in the United States, Europe, Israel and other territories in relation to data privacy and protection, anti-bribery and anti-corruption, import and export, labor, tax and environmental and social issues. From time to time, we may also operate pursuant to specific authorizations of, and commitments towards, U.S., Israeli, E.U., or other governmental authorities and agencies. While we make every effort to comply with such requirements, we cannot assure you that we will be fully successful in our efforts, and that our business will not be harmed. Failure to comply with such laws, regulations, authorizations and commitments could results in fines, damages, civil liability and criminal sanctions against us, our officers and our employees, prohibitions on the conduct of our business and damage to our reputation.

Such laws and regulations include the EU’s General Data Protection Regulation ("GDPR") and the Dodd-Frank Wall Street Reform and Consumer Protection Act.

The GDPR provides that companies must comply with certain standards regarding the protection of the personal data or risk significant financial penalties. Regulations or interpretive positions may be enforced specifically with respect to the use of outsourced services, such as SaaS, hosting and cloud-based services. Adoption of such legislation and regulations may require that we invest in the modification of our operations to comply with such legislation and regulations, or subject ourselves to liability resulting from a breach of such regulations. Failure to comply with privacy legislation or procedures may cause us to incur civil liability to government agencies, customers, shareholders and individuals whose privacy may have been compromised.

The Dodd-Frank Wall Street Reform and Consumer Protection Act includes disclosure requirements regarding the use of "conflict" minerals mined from the Democratic Republic of Congo and adjoining countries ("DRC") and procedures regarding a manufacturer's efforts to prevent the sourcing of such "conflict" minerals. These requirements will require companies to diligence, disclose and report whether or not such "conflict" minerals originate from the DRC. The implementation of these requirements could adversely affect the sourcing, availability and pricing of minerals such as cassiterite, wolframite, columbite-tantalite (coltan), and gold, or their derivatives, which are limited to tantalum, tin and tungsten, which are used in the manufacture of certain components used in our products. As a result, this could limit the pool of suppliers who can provide us DRC "conflict free" components and parts, and we may not be able to obtain DRC "conflict free" products or supplies in sufficient quantities for our operations. Also, because our supply chain is complex, we may face reputational challenges with our customers, shareholders and other stakeholders if we are unable to sufficiently verify the origins for the minerals used in our products.  In such event, we may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict mineral free. In addition, we will incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products. For additional information see "Item 4 – Information on the Company – Business Overview".

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

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

A significant invasion, interruption, destruction, or breakdown of our information technology systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We are subject to laws and regulations governing the collection, use and transmission of personal information. As the legislative and regulatory landscape for data privacy and protection continues to evolve around the world, there has been an increasing focus on privacy and data protection issues that may affect our business, including the GDPR, and other laws and regulations governing the collection, use, disclosure and transmission of data. We could also experience business interruption, information theft, legal claims and liability, regulatory penalties and/or reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage either internally or at our third party providers. Our systems may be the target of malware and other cyber-attacks. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing the compromise and/or disruption of our information technology systems and related data.

Risks Relating to Operations in Israel and Internationally

                The tax benefits available to us under Israeli law require us to meet several conditions and may be terminated or reduced in the future, which would increase our taxes.

Our production facilities have been granted "Approved Enterprise" or "Benefited Enterprise" status in past years and currently hold a "Preferred Enterprise" status under the Encouragement of Capital Investments Law, and as such, we are entitled to certain tax benefits. In order to be eligible for these tax benefits, we must meet certain conditions. If we fail to meet these conditions in the future, the tax benefits could be reduced or canceled. These tax benefits may not be continued in the future at their current levels, or at any level. The termination or reduction of these benefits may increase our income tax expense in the future. To the best of our knowledge, to date we have met the conditions for benefits under our "Preferred Enterprise" status in all material respects. There can be no assurance, however, that we will continue to meet such conditions in the future. If these tax benefits are reduced, cancelled, or discontinued, our Israeli taxable income would be subject to "regular" Israeli corporate tax rate. The regular corporate tax rate for Israeli companies was 26.5% in 2014 and 2015 and 25% in 2016. In December 2016, the regular tax rate in Israel was reduced to 24% in 2017 and to 23% as from 2018 and thereafter. See "Item 10 –Additional Information – Taxation – the Encouragement of Capital Investments Law, 1959" for more information about our "Preferred Enterprise" status.

The government programs and benefits, which we previously received, require us to meet several conditions in order to transfer intellectual property developed using government funding abroad, or in order to consummate a change of control.

We received grants from the Government of Israel through programs with the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry, or OCS (now known as the Israel Innovation Authority, or the "IIA"), as it was known prior to Amendment No. 7 (the "R&D Amendment") to the Israeli Law for the Encouragement of Industrial Research and Development, 1984, and related regulations (the "R&D Law").

On July 29, 2015, the Israeli Parliament, the Knesset, enacted the R&D Amendment, which, effective as of January 1, 2016, amends material provisions of the R&D Law, including royalty rates, changes to royalty rates upon transfer of manufacturing rights abroad, etc., and leaves substantial discretion with the IIA.

In addition, the R&D Law and the IIA impose certain limitations with respect to transfer of manufacturing rights and know-how, as well as to change of control in companies which receive government funding from the OCS or IIA. Companies which received governmental funding from the IIA or OCS are also subject to increased payment obligations with respect to outsourcing or transferring development or manufacturing activities with respect to any product or technology developed using IIA or OCS funding outside of Israel, which may impair our ability to sell such technology assets outside of Israel or to outsource, transfer development, or manufacturing activities with respect to any such product or technology outside of Israel, or impose difficulties in consummation of a change of control in the Company.

The political environment and hostilities in Israel could harm our business.

Since the establishment of the State of Israel in 1948, a state of hostility has existed between Israel and the Arab countries in the region. This state of hostility has varied in degree and intensity over time. There has also been conflict and unrest between Israel, the Palestinian Authority and certain terrorist groups operating within the Palestinian Authority and Lebanon. In addition, internal conflicts within neighboring counties such as Egypt and Syria also affect Israel, both directly and indirectly. A significant increase in violence began in September 2000 and has continued with varying levels of severity through 2013, such as Israel’s war with the Hezbollah militant group in July and August of 2006. In December 2008 and January 2009 there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s border with the Gaza Strip, and resulted in missiles being fired from the Gaza Strip into Southern Israel. Similar hostilities accompanied by missiles being fired from the Gaza Strip into Southern Israel, as well at areas more centrally located near Tel Aviv and at areas surrounding Jerusalem, occurred during November 2012. During the summer of 2014, another escalation in violence among Israel, Hamas, the Palestinian Authority and other groups took place. This escalation became known as "Operation Protective Edge", which resulted in missiles being fired from the Gaza Strip into Southern and Central Israel, as well as civil insurrection of Palestinians in the West Bank. In October 2015, Israel encountered another escalation in violence with the Palestinian population, and resulted in clashes between Israel and armed Palestinians on the border with Gaza, in the West Bank and in Israeli cities.

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

Similar civil unrest and political turbulence has occurred in other countries in the region, including Syria which shares a common border with Israel, and is affecting the political stability of those countries. Since April 2011, internal conflict in Syria has escalated, and evidence indicates that chemical weapons have been used in the region. This instability and any intervention may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries, and may have the potential for additional conflicts in the region. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon. Iran is known to support the government of Syria in its battles against various rebel militia groups in Syria. Furthermore, 2014 saw the rise of an Islamic fundamentalist group, known as ISIS. Following swift conquering operations, ISIS gained control of vast areas in the Middle East, including in Iraq and Syria, which contributed to the turmoil experienced in these areas. As a result, the United States armed forces have engaged in limited operations to eradicate ISIS, following which Russia's armed forces have also engaged in limited operations to defeat ISIS and other rebel groups operating in Syria. 2017 and 2018 saw defeats by ISIS, and the establishment of Hezbollah and other Shiite groups in Syria. These situations may potentially escalate in the future to more violent events which may affect Israel and us.

Furthermore, several countries still restrict trade with Israeli companies and additional countries may impose such restrictions as a result of changes in the military and/or political conditions in Israel and/or the surrounding countries, which may limit our ability to make sales in, or purchase components from, those countries. Any future armed conflict, political instability, continued violence in the region or restrictions could have a material adverse effect on our business, operating results and financial condition. While such hostilities did not in the past have a material adverse impact on our business, we cannot guarantee that hostilities will not be renewed and have such an effect in the future. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital or obtain components used in our products. Since many of our facilities are located in Israel, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Any insurance coverage we may have may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. Any future armed conflict or political instability in the region could negatively affect business conditions and harm our results of operations.

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

Approximately 97% of our international sales are denominated in U.S. Dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions, and changes in tariffs and freight rates. Our U.S. dollar costs in Israel and Denmark will increase further to the extent that inflation in Israel and/or Denmark exceeds the devaluation of the NIS and/or Danish Krone ("DKK"), respectively, against the dollar, if the timing of such devaluation lags behind inflation in Israel and/or Denmark, or if the dollar devalues against the NIS and/or DKK.

We are affected by worldwide downturns in industries based on technology.

The volatility in the securities markets and its effect on high-technology companies may have a ripple effect on our performance. In the downturn which the markets experienced beginning in 2001, technology companies dealing in communications and computers were severely affected and some were forced to cease operations. We felt the effects of this downturn in 2001 through 2003. We were also affected by the downturn in the economic markets which began in 2008, posing a risk to industries based on technology as well as the overall economy. There can be no assurance that our results will not be affected on a going forward basis by any economic downturns.

General economic conditions may adversely affect the Company’s results.

Uncertainty in global economic conditions, including any disruption in financial and credit markets, pose a risk to the overall economy that could impact demand for our and our customers’ products, as well as our ability to manage commercial relationships with our customers and suppliers. If the global economic situation worsens, our business could be negatively impacted, including such areas as reduced demand for our products and services, or supplier or customer disruptions, which could reduce our revenues or our ability to collect our accounts receivable and could have a material adverse effect on our financial condition and results of operations.

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

Risks Related to our Ordinary Shares

We may experience a decline in our share price, including during periods of uncertainty in global economic conditions, and there is no guarantee that our share price will remain stable or not decline.

In the past, our share price has declined, including during periods of uncertainty in global economic conditions, and we may be affected by, among others, downturn in economic conditions, to the extent that it occurs. We cannot assure you that our share price will remain stable or not decline in the future.

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

Our ability to distribute dividends in the future may be adversely affected by the risk factors described in this report. Any dividend will depend on our earnings, capital requirements, financial condition and other business and economic factors affecting us at the time as our board of directors may consider relevant. Our ability to pay cash dividends may be restricted by instruments governing any of our obligations. We are restricted by Israeli law to pay dividends in any fiscal year only out of "profits", as defined by the Companies Law, unless otherwise authorized by an Israeli court, and provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations. There is no assurance that we will be able to pay dividends or increase our payment of dividends in the future, nor is there any assurance that our Board of Directors will not further change or cancel our dividend policy in the future. If we are unable to pay dividends at levels anticipated by investors in our shares, the market price of our shares may be negatively affected and the value of our shareholders’ investment may be reduced. See "Item 8.A. – Consolidated Statements and Other Financial Information", under the caption "A8. – Dividend Policy" for additional information regarding the payment of dividends.

If we fail to meet continued listing standards of NASDAQ, our shares may be delisted, which could have a material adverse effect on the liquidity of our shares

Our ordinary shares are currently traded on the NASDAQ Global Select Market. The NASDAQ has requirements that a company must meet in order to remain listed on NASDAQ. In particular, NASDAQ rules require us to maintain a minimum bid price of US$ 1.00 per share of our ordinary shares. If the closing bid price of our common stock were to fall below US$ 1.00 per share for 30 consecutive trading days or we do not meet other listing requirements, we would fail to be in compliance with NASDAQ’s listing standards. There can be no assurance that we will continue to meet the minimum bid price requirement, or any other requirement in the future. If we fail to meet the minimum bid price requirement, the NASDAQ Stock Market may initiate the delisting process with a notification letter. If our ordinary shares were to be delisted, our liquidity would be adversely affected and our market price could decrease.

The trading volume of our shares has been low in the past and may be low in the future, resulting in lower than expected market prices for our shares.

Our shares have been traded at low volumes in the past and may be traded at low volumes in the future for reasons related or unrelated to our performance. This low trading volume may result in lower than expected market prices for our ordinary shares and our shareholders may not be able to resell their shares for prices equal to or higher than the price for which they were purchased.

If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences.

We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including our pro-rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro-rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. If we were to be a PFIC, and a U.S. Holder does not make an election to treat us as a "qualified electing fund," or QEF, or a "mark-to-market" election, "excess distributions" to a U.S. Holder, and any gain recognized by a U.S. Holder on a disposition or our ordinary shares, would be taxed in an unfavorable way. Among other consequences, our dividends, to the extent that they constitute excess distributions, would be taxed at the regular rates applicable to ordinary income, rather than the 20% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation, and certain "interest" charges may apply. In addition, gains on the sale of our shares would be treated in the same way as excess distributions. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory provisions, it is unclear whether we would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset our passive income in the calculation of gross income. As a result of our substantial cash position, if the value of our shares declines, there is a substantial risk that we will be classified as a PFIC under the asset test described above. There can be no assurance that we will not be classified as a PFIC by the U.S. Internal Revenue Service. In light of the uncertainties described above, no assurance can be given that we will not be a PFIC in any year. A U.S. Holder who makes a QEF election is taxed currently on such holder's proportionate share of our earnings, including both ordinary income and net capital gain. If the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, however, it might be too late for a U.S. Holder to make a timely QEF election, unless the U.S. Holder qualifies under the applicable Treasury regulations to make a retroactive (late) election. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to exceptions for U.S. Holders who made a timely QEF or mark-to-market election, or certain other elections. We do not currently intend to prepare or provide the information that would enable you to make a Qualified Election Fund election. Accordingly, our shareholders are urged to consult their tax advisors regarding the application of PFIC rules.

Our investment portfolio may be impaired by disruptions in the financial and credit markets.

Our investment portfolio currently consists of corporate debt securities which the Company classified at December 31, 2018 as "held-to-maturity". As of December 31, 2018, we hold approximately US$ 47.2 million in corporate debt securities and government debt securities.

Due to possible significant disruptions in the financial and credit markets, the corporate debt securities in our portfolio are subject to a possible increased risk of default due to bankruptcy, lack of liquidity, operational failure, or other factors affecting the issuers of those securities.  In addition, securities in our portfolio are subject to other risks, such as credit, liquidity, market and interest rate risks, which may be exacerbated by market disruptions, and which may impair the assets. We may be required to adjust the carrying value of our investment securities due to a default, lack of liquidity or other event, if the event constitutes an impairment which is considered to be other-than-temporary. As of December 31, 2018, we were not required to adjust the carrying value of our investment securities since there were no other-than-temporary impairments.

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

In March 2014, we filed a "shelf" registration statement with the Securities and Exchange Commission (the "SEC") effective until April 4, 2017, under which we were authorized to sell up to US$ 80,000,000 of our ordinary shares in one or more offerings. On April 3, 2017, we filed a replacement "shelf" registration statement with the SEC (the "April 2017 Shelf Registration Statement"), designated to replace our March 2014 "shelf" registration statement, which was declared effective on June 2, 2017, under which we have not offered any securities for sale to date. Under the April 2017 Shelf Registration Statement, we may sell up to US$ 80,000,000 of our ordinary shares in one or more offerings. We may offer securities under the April 2017 Shelf Registration Statement until May 31, 2020.

In December 2014, we entered into a share purchase agreement with Fiberblaze A/S (now Silicom Denmark (Fiberblaze A/S)), a provider of high performance application acceleration solutions for the mobile, telecommunication, network monitoring, cyber security, financial and related industries ("Fiberblaze"), Nikolaj Herman, Fiberblaze Holding APS ("Fiberblaze Holding"), a Danish company, Hilmer APS, a Danish company ("Hilmer"), and Jakob Hilmer, for the purchase of the entire share capital of Fiberblaze and Fiberblaze US (the "Fiberblaze SPA") in consideration for an amount of approximately  US$ 10 million, plus such additional amounts as earn out payments in the event Fiberblaze meets pre-determined criteria during the Evaluation Period (as such term is defined in the Fiberblaze SPA). In 2016 we paid an earn out payment in the amount of US$ 1,463 thousand, of which 90% was paid in cash and 10% in options to purchase ordinary shares of the Company. For additional information regarding the Fiberblaze SPA, see "Item 10 – Additional Information – Material Contracts", "Item 19 – Exhibits – Exhibit 4.10. – Fiberblaze SPA" and Note 3B to our financial statements included elsewhere in this annual report.

In September 2015, we, together with our wholly owned subsidiary, Silicom Connectivity Solutions, Inc., entered into an asset purchase agreement with ADI Engineering, Inc. ("ADI"), a US company which provides Intel®-based products targeted at SDN, NFV, IoT ('Internet of Things'), Cloud computing and Virtualization, Steve Yates and Patricia Yates (the "ADI APA") for the purchase of ADI's assets in consideration for an amount equal to US$10 million in cash at closing, and an additional consideration subject to the attainment of certain future performance milestones applicable to the years 2015-2017 (the "Excess Consideration"). In 2016 we paid an Excess Consideration in the amount of US$ 3,000 thousand for the attainment of the 2015 performance milestone detailed in the ADI APA. We did not pay any additional Excess Consideration since the respective performance milestones were not attained. For additional information regarding the ADI APA, see "Item 10 – Additional Information – Material Contracts", "Item 19 – Exhibits – Exhibit 4.11. – ADI APA" and Note 3A to our financial statements included elsewhere in this annual report.

Principal capital expenditures and divestitures

From January 1, 2018 to December 31, 2018, our capital expenditures totaled to approximately US$ 1,740 thousand (compared to US$ 2,118 thousand during 2017 and US$ 1,705 thousand during 2016), of which approximately US$ 1,590 thousand (compared to US$ 2,006 thousand during 2017 and US$ 1,589 thousand during 2016) can be attributed to machinery and equipment, and approximately US$ 150 thousand (compared to US$ 112  thousand during 2017 and US$ 116 thousand during 2016) can be attributed to office furniture and equipment and leasehold improvements. We have financed our capital expenditures from our available internal resources, and expect to continue to finance our capital expenditures in a similar manner in 2019.

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

Our products are used by major Cloud players, service providers, Telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone CPE devices at the edge.

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
Stand-alone Products: Customer-Premises Equipment, including virtualized Customer-Premises Equipment (vCPE) and universal Customer-Premises Equipment (uCPE) (together, "CPE")  edge devices for SD-WAN and NFV deployments, Networking Targeted Appliances, Bypass Switches and Intelligent Bypass Switches.

Server Adapters

We have developed a line of products for the server networking industry, which facilitates interaction between servers and switches, allowing them to communicate with each other through a larger number of ports and with higher performance than their original manufacturer designed capabilities. Our designs have resulted in powerful products that allow server-based systems to fully exploit the high speed potential of 1/10/25/40/100 Gigabit Ethernet. The products have either one, two, four, six, or eight ports, which plug into servers which need to have such capabilities.

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

On April 3, 2017, we issued a Press Release on Form 6-K announcing that we have secured an important first Design Win for several versions of our Bypass cards from a well-established Cyber Security customer, which has now standardized on us as its networking add-on solution provider.

On September 5, 2017, we issued a Press Release on Form 6-K announcing the achievement of a significant new Cloud Design Win for the supply of off-the-shelf 10G Multi-Port Server Adapters to be used to upgrade one of our customer’s existing Cloud platforms.

On August 21, 2018, we issued a Press Release on Form 6-K announcing that our 100G bypass switch was selected by a world leader in the network visibility market.

Smart Cards

Our Smart Card products include smart server adapters such as: (a) redirector and switching cards, (b) encryption and data compression hardware acceleration cards, (c) FPGA based packet processing cards, and (d) compute blades which offer general compute capability in networking intensive environment.

Our redirector and switching cards improve performance by: (a) enabling switching fabric on a network interface card ("NIC") while (in some cases) providing separate data path and management path for the switching fabric and sometimes eliminating the need for a Top Of Rack switch within the Cloud, (b) enabling traffic filtering in order to reduce the amount of traffic received by the server, limiting it to only essential traffic for the server CPU, and consequently improving server performance, (c) load-balancing between external servers and/or CPUs and/or CPU cores increasing the efficiency of the server, and (d) offloading some of the CPU tasks to the switch on the NIC.

Our product line of high-performance encryption cards is designed to improve the throughput of servers with respect to which the traffic into and from them requires encryption or decryption. The products improve the performance of such servers by independently executing encryption tasks, thereby accelerating the encryption process and freeing the CPUs of such servers for other activities. This product line can off-load not only encryption functionality, but compression functionality as well. The market need for compression off-load was previously limited to some content delivery and WAN optimization networking applications; however, such compression off-load is now becoming more and more important in the storage market especially within the Big-Data area, which is the market sector that is the primary target of this functionality.

Our 1G/10G/25G/40G/100G FPGA (field programmable gate array) based packet processing cards are based either on a combined standard Intel® networking silicon and an FPGA, or on a pure FPGA based solution, working at wire speed to achieve a variety of functionalities. Our products include three levels of solutions: The first level include, minimal solution related IP, where we provide our customers with "Naked" FPGA cards, which they can use to program in any way they want. In these cards, other than the hardware, we only provide FPGA and software, which are required to test and verify the cards functionality. In the second level, we provide a framework for a Smart Card. Such a framework allows the customer to add to the FPGA its own application, while the various interfaces are already a part of the framework, providing optimized solutions for low latency, throughput and speed. In the third level, we provide solutions implemented in the FPGA. Such solutions are related to Packet Capturing, HFT, encryption/decryption, Deep Packet Inspection (DPI) and other Cloud and NFV related applications. The implementation of these solutions by the customers is proposed both in an "as is" model and as a sample code which the customer can then use as the basis to what it wants to do.

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

On February 7, 2018, we issued a Press Release on Form 6-K announcing that one of our long-term customers, a rapidly-growing Cyber Security company which is now moving heavily into the processing of higher volumes of data at much higher data rates, has standardized on our high-density server adapters with the intention of eventually using them to replace all of its lower speed/lower density adapters. With this new Design Win, this customer’s run rate has risen to US$ 1 million per year, and is expected to ramp up to approximately US$ 1.5 million per year.

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

On June 25, 2018, we issued a Press Release on Form 6-K announcing that a tier-1 Internet and content provider chose our 200G Switch-on-a-NIC solution for its hub infrastructure for an SD-WAN deployment.

On January 10, 2019 we issued a Press Release on Form 6-K announcing that a leading global ISP (Internet Service Provider) has selected our FPGA-based Smart NIC for deployment in its data centers throughout the world. This Design Win incorporates our unique "Packet Mover" technology, which allows easy integration of any customer specific or generic IP.

On March 26, 2019, we issued a Press Release on Form 6-K announcing that a leading cloud player has selected us to supply an FPGA-based smart NIC that is planned to become a part of its virtualized Cloud.

Stand-alone Products

Our main Stand-Alone product line includes a family of CPE or Edge Networking Devices products. These products are full computing platforms in a networking intensive environment, mostly existing in the Cloud edge, and offered by Cloud Vendors, Telcos, and application vendors. Such platforms are based on compute blades, integrating such blades into a full CPE/EDGE/Appliance Units. Our products in this family includes very low end IoT devices, going through typical branch/CPE units and up to rack mounted devices targeting large scale branches.

Our capabilities within the CPE world include modular approach and secured management features, as well as customized designs, to help the customer achieve its required challenging performance, data volume and infrastructure-scale-up goals. Our CPE products offer reliability and robust performance, addressing challenges of NFV and SD-WAN integration and deployment.

On November 20, 2017, we issued a Press Release on Form 6-K announcing that a leading provider of Cloud-based networking solutions has selected our CPE edge devices as its hardware platform for a customized Cloud-based SD-WAN networking solution.

On April 30, 2018, we issued a Press Release on Form 6-K announcing that we have been selected by a Tier-1 US Telco to deliver edge devices for its SD-Wan based small business gateways.

On December 3, 2018, we issued a Press Release on Form 6-K announcing that one of the world's largest service providers is expected to deploy our modular CPE units in its worldwide NFV implementation with SD-WAN integrated as one of its network functions.

Another stand-alone product line includes our Bypass Switches and Intelligent Bypass Switches, which allow the use of our solutions even where the networking component of the solution is already present.

We market such stand-alone bypass units for: (a) entry level bypass switch 1/10Gbps, directed at power failure bypass; and (b) high end 1G/10G/25G/40G/100Gbps Intelligent Bypass Solution which includes switch with self-generating heartbeat and versatile monitoring and control options.

On August 21, 2018, we issued a Press Release on Form 6-K announcing that our standalone 100G bypass switch was selected by a world leader in the network visibility market.

Principal Markets

The principal markets in which we compete are set forth more particularly in, and are incorporated by reference to Note 13A to the consolidated financial statements set forth in Item 18 of this annual report. In 2016, 2017 and 2018 approximately 65%, 80% and 80% of our sales, respectively, were in North America, 24%, 16% and 16% of our sales, respectively, were in Europe, and 11%, 4% and 4% of our sales, respectively, were in Asia-Pacific. Our main business is not seasonal, and we believe that there are sufficient sources and raw materials available to sustain it.

Manufacturing and Suppliers

Our manufacturing operations consist primarily of producing finished goods on our own from (i) components purchased from third parties, and (ii) sub-assemblies manufactured by sub-contractors. In addition, we perform testing and quality assurance procedures with respect to the components and sub-assemblies which are incorporated into our final products and to the final products themselves. Furthermore, we use turnkey manufacturers to manufacture some of our products.

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

The Dodd-Frank Wall Street Reform and Consumer Protection Act includes disclosure requirements regarding the use of "conflict" minerals mined from the DRC and procedures regarding a manufacturer's efforts to prevent the sourcing of such "conflict" minerals. These requirements require companies to undertake due diligence, disclose and reporting on whether or not such "conflict" minerals originate from the DRC. This implementation of these requirements could adversely affect the sourcing, availability and pricing of minerals such as cassiterite, wolframite, columbite-tantalite (coltan), gold and/or their derivatives (tantalum, tin, and tungsten) which are used in the manufacture of certain components used in our products, as well as affect the companies we use to manufacture components of our products. As a result, this could limit the pool of suppliers who can provide us DRC "conflict free" components and parts, and we may not be able to obtain DRC "conflict free" products or supplies in sufficient quantities for our operations. In circumstances where conflict minerals in our products are found to be sourced from the DRC, we may take actions to change materials or designs to reduce the possibility that our purchase of conflict minerals may fund armed groups in the region. These actions could add engineering and other costs to the manufacture of our products, and we may not be able to obtain "conflict free" products or supplies in sufficient quantities for our operations. In addition, we incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products, as further elaborated below. Also, because our supply chain is complex, we may face reputational challenges with our customers, shareholders and other stakeholders if we are unable to sufficiently verify the origins for the minerals used in our products. In such event, we may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict mineral free. There can be no assurance that we will not experience delays in the supply of critical components in the future or that we will have a sufficient inventory of critical components at such time to produce products at full capacity. If we do experience such delays and there is an insufficient inventory of critical components at that time, our operations and financial results would be adversely affected.

Marketing Channels

The principal market sectors for our products are:

(i)
Network appliances, including WAN Optimization and SD-WAN, Internet Security, Cyber Security, Application Delivery, Traffic Management, Network Monitoring and Analytics, and High Frequency Trading (HFT) for the financial service market and other mission-critical sectors;

(ii)	The "Cloud";

(iii)	Telcos / Carriers / service providers deploying SD-WAN and NFV requiring CPEs;

(iv)	Servers;

(v)	Data Storage including Big Data; and

(vi)	IoT.

Our main business model for our line of products is called the Design Win Model. The following are the main aspects of this model:

•	We approach a potential customer or are approached by such customer.

•
If the potential customer shows interest in the products and we believe that achievement of a business relationship with the potential customer is possible, we ship products for such potential customer’s evaluation.

•
During the evaluation process the potential customer receives a few units of the relevant product for initial basic testing. If the evaluation process is successful, we ship products for qualification.

•	During the qualification process the potential customer usually purchases a larger amount of our products for more specific testing, which may include certain adaptations of our products to its needs.

•	If the qualification process is successful, we enter into negotiations regarding the terms of a business relationship.

•	In some cases, typically with the larger customers, the evaluation and qualification process may take 12 months or more.

Once all phases mentioned above are successfully concluded, the customer will purchase products from us by placing purchase orders (under which our products are to be sold to such customer) in order to either (i) incorporate such products within its server based systems, and thereafter sell or deploy such systems with our cards embedded in them, or, (ii) deploy stand-alone products within a network. The sale or deployment of our products within such systems or network, as applicable, is the objective of our Design Win Model. In most cases once we secure a Design Win, our customer will continue to buy our products for as long as it (i) continues to sell or deploy its server based system, or (ii) continues to deploy stand-alone products as part of a network.

Over the last years, our sales and marketing have been mostly carried out through a network of strategic relationships with leading OEMs that sell our products, generally as a part of their systems and sometimes under their own private labels. Our current OEM customers are mostly active in the Cyber Security market, Application Delivery market, Traffic Management market, Network Monitoring market, Data Storage market, General Servers market, WAN Optimization market, SD-WAN market and other server based applications markets. Our OEM customers sell their products to Governments, Enterprises (headquarter and branch) and to Data Centers (regular and virtualized, including to the Cloud). Our strategy of carrying out strategic relationships with OEM customers continues to be the major strategy under which we operate. We believe that these relationships enable us to take advantage of the superior financial resources and market presence of these companies to increase our sales and establish, maintain and strengthen our position and reputation in the market. In addition, we believe that relationships with OEMs improve access to new technologies developed by such OEMs, thereby ensuring smooth integration of our products and technology with those of the OEMs. In furtherance of this strategy, during the last few years we entered into strategic arrangements with OEMs and continued securing successful Design Wins with OEMs who purchase our products. The majority of our revenues in 2018 were attributed to the sale of our products to OEM customers. Since 2017 we have increased the proportion of our sales to Cloud/Virtualized Data Center/SDN/Telcos customers within our group of OEM customers, and we believe that we will continue to gradually increase the proportion of our sales to such customers. This is due to: (a) Telcos/Carrier companies beginning to deploy SD-WAN and NFV solutions, a part of which is accomplished through our products, (b) the market moving towards running applications in the Cloud, and (c) Cloud and web 2.0 companies typically either (i) using standard servers, or (ii) designing their own "white boxes", for which we offer our solutions, and while there are no assurances that such solutions will continue to be accepted by such Cloud and Web 2.0 players, we believe that this trend has significant potential for us.

In addition, due to the market shift into SD-WAN, NFV, SDN and other solutions within the Cloud, we are now implementing an additional marketing strategy which involves our direct sales to major Telcos, Cloud players, and service providers. We sell to these players both server adapters (smart and regular) and stand-alone CPEs. During 2017 and 2018 we announced several Design Wins with such Telcos, service providers, and Cloud players, including the largest Design Win we have ever announced, which was later cancelled by the Cloud player, as we announced in March, 2018.

The main aspects of the OEM business model, by which in most cases our customer will continue to buy our cards for as long as it continues to sell or deploy its system, are maintained in our business model when we sell directly to Telcos, Cloud players, or other service providers.

The loss of some of our customers, or any single key customer, may have a material adverse effect on our operations and financial results and we cannot assure you that we will be able to enter into strategic relationships with any such customer in the future. Payment terms of our customers are primarily up to 90 days net. Approximately 97% of our international sales are denominated in U.S. Dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions and changes in tariffs and freight rates. We have experienced no material difficulties to date as a result of these factors.

Our arrangements with our customers (and distributors and resellers when applicable) are generally non-exclusive. We have generally experienced good relations with our customers and are not aware of any pending terminations other than with respect to products that newer technologies have eliminated the need for.

Our customers, distributors and resellers are not under our control. They are not obligated to purchase products from us and may use or represent other lines of products. A reduction in sales effort or discontinuance of sales of our products by our customers could lead to reduced sales and could materially adversely affect our operating results. In addition, our business model also entails the risk that our customers will build up inventories in anticipation of a growth in deployments or sales. If such growth does not occur as anticipated, these customers may substantially decrease the number of products ordered from us in subsequent quarters, discontinue product orders or even attempt to return unused or unsold products. The loss of a major or key customer or group of customers, or a loss or ineffectiveness of some of our relationships at approximately the same time, might have a material adverse effect on us.

Patents and Licenses

Our success and ability to compete are dependent to a significant degree on our technology. In order to establish and protect the technology we develop and/or acquire to use in our products, we primarily rely on a combination of non-disclosure agreements and technical measures, and to a lesser degree on patents. These measures afford only limited protection, and accordingly, there can be no assurance that the steps we take will be adequate to prevent misappropriation of our technology or the independent development of similar technologies by others. Despite our efforts to protect our technology, unauthorized parties may attempt to copy aspects of our products and develop similar hardware or software or to obtain and use information that we regard as proprietary. In addition, there can be no assurance that one or more parties will not assert infringement claims against us. The cost of responding to claims could be significant, regardless of whether the claims are valid. We cannot assure that the scope of any issued patent will adequately protect our intellectual property rights, or that patents will not be challenged, invalidated, or circumvented, or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage.

On April 8, 2010, we filed a patent application with the United States Patents and Trademarks Office, or the USPTO, for the ‘Server-Based Network Appliance’. On June 12, 2012 we were issued patent No. 8,199,523 entitled ‘Server-Based Network Appliance’ from the United States Patent and Trademark Office, which relates to a server-based network appliance in which a computer motherboard is mounted in a case with the bus slots of the motherboard adjacent to the rear side of the case.

On September 16, 2013, we acquired all of the intellectual property related to the unique Virtualization Off-Load Engine developed by Net Perform Technology, Ltd., a privately held company registered in Hong Kong, China. Despite perceived exclusive access to this product, and our best efforts during the acquisition process to secure the same, internal or external parties may assert a claim of infringement regarding such intellectual property. We do not consider this intellectual property to be material for our operations.

On February 8, 2015, we filed a patent application (14/616,718) in the USPTO with respect to Hybrid Networking Application Switch. On January 2, 2018, we were issued patent No. 9,858,227 entitled ‘Hybrid Networking Application Switch’ from the United States Patent and Trademark Office. The patent relates to a unique solution for combining functionalities of a rack mounted networking switch and a rack mounted server into a single rack mounted enclosure comprising a hybrid networking application switch or an accelerated hybrid networking application switch.

For additional information regarding the risks to the Company with respect to patents and other intellectual property rights see the risk factor entitled "We may not be able to protect our intellectual proprietary rights" under Item 3.D. – "Risk Factors."

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

With respect to Server Adapters, until recently our main competitor in the non-bypass server adapters was Intel®. However, as Intel seems to be targeting mostly major Cloud accounts and we target smaller accounts in this market and pursue major Cloud accounts only with solutions not competing with Intel’s standard cards, our main competitors in the Non Bypass Server Adapters space are Mellanox and Broadcom. In the Bypass Server Adapter product line, our competition is not as significant, and to the best of our knowledge, our only main competitors in this industry are Interface Masters, Portwell, Caswell, Lanner and Adlink. In addition, there may be other local solutions which might also compete with our products. Although the situation may change in the future, we believe that our competition in the bypass card market is less significant than our competition in the non-bypass card market.

In the Smart Cards products sector, our competition is fragmented, and differs with respect to the specific solution being offered by us. In this sector, Cavium, Tilera (now a part of Mellanox), Netronome, Napatech, Solarflare Myricom (a subsidiary of CSP), Bittware and Nallatech (both now a part of Molex), Lanner and Caswell compete with certain of our Smart Cards. With respect to the encryption products of our Smart Cards sector, our main competitor is Cavium. With respect to the compression products of our Smart Cards sector, our main competitors are Cavium and Exar. In some cases, Intel and Xilinx also compete with our smart cards, however, similarly to the Server Adapters space, they target mostly the biggest accounts and only with mainstream products. In addition, Lanner, Portwell and Nexcom compete with our compute blades and network processor based cards.

In the Stand-alone Products sector, our competition is fragmented, and differs with respect to the specific solution offered by us. With respect to the Bypass Switches and Intelligent Bypass Switches solutions (in which solutions are offered in the form of an external box instead of an embedded card), to the best of our knowledge, our main competitors are Keysight, Gigamon, and Interface Masters. With respect to our CPE/Edge/Low End Appliance products, to the best of our knowledge our main competitors are Portwell, Caswell, Lanner, Advantech and Nexcom.

Governmental Regulation Affecting the Company

We are affected by the terms of research and development grants we have received from the IIA.

Under the R&D Law, research and development programs approved by the Research Committee of the IIA (the “Research Committee”) are eligible for “Benefits” which include grants, loans, exemptions, discounts, guarantees and additional means of assistance, but with the exclusion of purchase of shares, provided under various tracks promulgated by the Council body (the “Tracks”). Most Tracks require the repayment of the Benefits in the form of the payment of royalties from the sale of the product developed in accordance with the published Track guidelines and subject to other restrictions. Once a project is approved, the IIA awards grants of up to 50% of the project’s expenditures in return for royalties, usually at the rate of 3% to 5% of sales of products developed with such grants. For projects approved after January 1, 1999, the amount of royalties payable was up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR.

The terms of these grants prohibit the manufacture outside of Israel of the product developed in accordance with the program without the prior consent of the Research Committee. Such approval is generally subject to an increase in the total amount to be repaid to the IIA to between 120% and 300% of the amount granted, depending on the extent of the manufacturing that is conducted outside of Israel.

The R&D Law, also provides that know-how from the research and development and any derivatives thereof, cannot be transferred or licensed to Israeli third parties without the approval of the Research Committee. The R&D Law stresses that it is not just transfer of know-how that was prohibited, but also transfer of any rights in such know-how. Approval of the transfer and/or license could be granted only if the Israeli transferee undertook to abide by all of the provisions of the R&D Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties, if applicable.

Assignment of the know-how from the research and development and any derivatives thereof, cannot be transferred or licensed to non-Israeli third parties without the approval of the Research Committee, whose approval is generally contingent on payment of a significant penalty of up to six times the grant amount plus LIBOR and minus any royalties paid. Such restriction does not apply to exports from Israel of final products developed with such technologies.

On May 7, 2017, the IIA published the Rules for Granting Authorization for Use of Know-How Outside of Israel (the "Licensing Rules"). The Licensing Rules enable the approval of out-licensing arrangements and other arrangements for granting of an authorization to an entity outside of Israel to use know-how developed under research and development programs funded by the IIA and any derivatives thereof. Subject to payment of a "License Fee" to the IIA, at a rate that will be determined by the IIA in accordance with the Licensing Rules, the IIA may now approve arrangements for the license of know-how outside of Israel. This allows companies that have received IIA support to commercialize know-how in a manner which was not previously available.

In addition, we receive certain tax benefits and reduced tax rates from the Israeli government due to our status as a "Preferred Enterprise" under the Law for the Encouragement of Capital Investments-1959, as amended. See "Item 10.E. – Additional Information – Taxation". The entitlement to these benefits is conditional upon our fulfillment of the conditions stipulated by the law and the regulations promulgated thereunder. In the event of failure to comply with these conditions, the benefits could be canceled, and we would be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences and interest.

C.            Organizational Structure

We have the following two wholly owned subsidiaries:

•	Silicom Connectivity Solutions, Inc. – a private company incorporated in the United States; and

•
Silicom Denmark (Fiberblaze A/S) – a private company incorporated in Denmark. On December 10, 2014, we entered into the Fiberblaze SPA for the purchase of the entire holdings in Fiberblaze, pursuant to which we became its sole shareholder. As part of the Fiberblaze SPA, we have also purchased Fiberblaze US LLC, a private company incorporated in the United States, being a 100% owned subsidiary of Fiberblaze. In October 2016, we commenced a voluntary liquidation process for the liquidation of Fiberblaze US LLC, which was completed in August 2017. In 2017, we changed the name of the company from Fiberblaze A/S to the company's current name – Silicom Denmark (Fiberblaze A/S) and all the rights related to the company’s previous name remained ours.  See "Item 10 – Additional Information – C. "Material Contracts" for additional information on the Fiberblaze SPA.

D.            Property, Plant and Equipment

We do not own any real property, but we lease property at six locations. Our manufacturing plant and additional storage space are located in two locations in Yokne'am, Israel, our executive offices are located in Kfar Sava, Israel, our marketing and sales offices are located in our Kfar Sava, Israel offices and in Paramus, New Jersey, the United States, and our research and development facilities are located in Kfar Sava, Israel, in Søborg, Denmark, and in Charlottesville, Virginia, the United States.

Our executive offices in Kfar Sava are approximately 1,500 square meters in size, and we are currently leasing it for a five-year term ending February 28, 2020, with an option to extend the term for an additional five-year period. Our monthly rental payments for this office space (which include various maintenance services) are equal to approximately US$ 34,700. We are leasing additional office space in the same premise in Kfar Sava of approximately 258 square meters for a six-year term ending February 28, 2025, for which the monthly rental payments (which include various maintenance services) are equal to approximately US$ 5,800.

We have conducted our manufacturing in Yokne'am, Israel since 2000. We lease our manufacturing facility in Yokne'am pursuant to a sub-lease for a period of three years, ending December 31, 2019. This facility is approximately 2,400 square meters in size plus additional warehouse areas of approximately 250 meters in size and the monthly rental payments (which include rental payments, as well as fees for various management and upkeep services) are approximately US$ 43,400.

In September 2016, we entered into a lease agreement with Naji Ezekiel & Sons - Management and Maintenance Ltd., for the lease of 450 square meters of storage space in Yokne'am Illit and the monthly payments are approximately US$ 6,600 (which include participation in maintenance and insurance). This agreement is in effect for a period of 24 months, with two options to extend the term by 12 months, at an increase of 5% in rental payments per each renewal period. In August 2018 we exercised our first option to extend the lease term by 12 months. In addition, in January 2019, we entered into an addendum to the lease agreement for the lease of additional space of approximately 300 square meters for the same term set forth in the lease agreement, for which the monthly rental payments are equal to US$ 5,000 (which include participation in maintenance and insurance).

We also lease office space in Charlottesville, Virginia, in the United States. The lease was originally for a period of 26 months ending December 31, 2017. On June 7, 2017 we extended the lease for an additional one-year period starting January 1, 2018 under the same terms. On September 4, 2018 we extended the lease for an additional one-year period starting January 1, 2019 under the same terms. This facility is approximately 929 square meters in size and the monthly payments are approximately US$ 11,000.

Between February 2004 and December 2016, we sub-leased office space in Paramus, New Jersey, from our affiliate, Radcom Equipment, Inc. This sub-lease was extended for a short period until April 2017 for a total of US$ 11,000. As of April 2017, we lease office space of approximately 2,500 square feet in the same building in which we previously sub-leased our office space, for the same purpose. Our current lease is until March 2022, and we have an option to renew it for an additional five-year term. Currently, the monthly rental payments (including utilities) for this space are approximately US$ 4,190.

In addition, we lease office space of approximately 1,000 square meters, in Søborg, Denmark. The term of the lease agreement expires on September 30, 2020. The lease can be terminated by a six-month advanced notice to the landlord. The monthly rental payment for this space is approximately US$ 14,950.

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

Item 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

Silicom was incorporated in Israel and commenced operations in 1987. We are currently engaged in the design, manufacture, marketing and support of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, our solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our products are used by major Cloud players, service providers, Telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge. In 2016, 2017 and 2018, we recorded sales from all of our networking and data infrastructure solutions of approximately US$ 100.3 million, US$ 125.7 million, and US$ 133.8 million respectively. We primarily sell our products to major Cloud players, service providers, Telcos and OEMs and, to a lesser extent, through independent distributors (on a non-exclusive basis).

 Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of the financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and could potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below.

Inventories – Inventories are stated at the lower of cost and net realizable value. Cost is determined using the "weighted average-cost" method. We write-down obsolete or slow moving inventory to its net realizable value.

Marketable securities – We classify our marketable securities as held-to-maturity as they are debt securities in which we have the intent and ability to hold to maturity. Held-to-maturity (HTM) debt securities are recorded at amortized cost adjusted for the amortization or accretion of premiums or discounts. Premiums and discounts on debt securities are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method.

 When other-than-temporary impairment has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether we intend to sell the security or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. A decline in the market value of HTM security below cost that is deemed to be other than temporary results in an impairment to reduce the carrying amount to fair value. To determine whether an impairment is other than temporary, we consider all available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in. If we intend to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, then the other-than-temporary impairment is recognized in earnings equal to the entire difference between the amortized cost basis of the investment and its fair value at the balance sheet date. If we do not intend to sell the security and it is not more likely than not that we will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, then the other-than-temporary impairment is separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings.

Income Taxes – Deferred taxes are accounted for under the asset and liability method based on the estimated future tax effects of temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are presented as non-current assets and liabilities and measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Income tax expenses represent the tax payable for the period and the changes during the period in deferred tax assets and liabilities. As of December 31, 2018, the deferred tax assets were US$ 894 thousand and the deferred tax liabilities were US$ 0 thousand, whereas in 2017, the deferred tax assets were US$ 899 thousand and the deferred tax liabilities were US$ 0 thousand.

 As of January 1, 2018 and for the twelve months ended December 31, 2018, we did not have any significant unrecognized tax benefits. In addition, we do not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

Accounting for Stock-Based Compensation – we recognizes compensation expense in accordance with ASC topic 718, "Compensation – stock compensation" based on estimated grant date fair value using an option-pricing model. For our option grants granted after January 1, 2008 which include features that are not supported by the Black and Scholes valuation model, such as expiration of said awards if the closing price of our shares falls below 50% of the respective awards' exercise price, we recognize compensation expenses based on the estimated grant date fair value using the Binomial option-pricing model (except for the grants granted in 2008, for which we used the Monte Carlo option-pricing model). Where our option awards granted after January 1, 2008 do not include features that are not supported by the Black and Scholes valuation model, we recognize compensation expense based on estimated grant date fair value using the Black and Scholes model. For our RSU grants, we recognize compensation expenses based on the market value of our shares on the date of grant, less an estimate of dividends that will not accrue to RSU holders prior to vesting. When portions of an award vest in increments during the requisite service period (graded-vesting award), our accounting policy is to recognize compensation cost for the award over the requisite service period for each separately vesting portion of the award.

Research and development costs - Capitalization of software development costs related to programmable components incorporated into our products, are charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all software costs are capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. We have determined that technological feasibility for our software components of hardware products is reached after all high-risk development issues have been resolved through coding and testing. Amortization begins once the software is ready for its intended use, generally based on the pattern in which the economic benefits will be consumed. The amortization of these costs is included in cost of revenue over the estimated life of the products. We started to capitalize internal software development costs during 2018. We did not capitalize any internal software development costs for the year ended December 31, 2017 and 2016, because the cost incurred and the time between technological feasibility and product release was insignificant. Other costs incurred in the research and development of our products are expensed as incurred.

Revenue recognition – We recognize our revenues in accordance with ASC 606, Revenue from Contracts with Customers. The underlying principle of ASC 606 is to recognize revenue when a customer obtains control of the promised goods at an amount that reflects the consideration that is expected to be received in exchange for those goods. It also requires increased disclosures including the nature, amount, timing, and uncertainty of revenues and cash flows related to contracts with customers.  We adopted ASC 606 at the beginning of 2018, and implemented new accounting policies and internal controls necessary to support the requirements of ASC 606. The adoption of ASC 606 did not have any impact on our revenue recognition.

We recognize revenue upon transfer of control of the promised goods in a contract with a customer in an amount that reflects the consideration we expect to receive in exchange for those products. Transfer of control occurs once the customer has the contractual right to use the product, generally upon shipment or once delivery and risk of loss has transferred to the customer.  We account for a contract with customer when we have approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. We identify separated contractual performance obligations and evaluate each distinct performance obligation within a contract, whether it is satisfied at a point in time or over time.  All of our performance obligations for the reported periods were satisfied at a point in time.

Revenue is allocated among performance obligations in a manner that reflects the consideration that we expect to be entitled to for the promised goods based on standalone selling prices (SSP). SSP are estimated for each distinct performance obligation and judgment may be required in their determination. The best evidence of SSP is the observable price of the product when we sell the goods separately in similar circumstances and to similar customers.

Until January 1, 2018, revenues from sales of products were recognized upon delivery provided that the collection of the resulting receivable was reasonably assured, there was persuasive evidence of an arrangement, no significant obligations remained and the price was fixed or determinable.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from revenues in the consolidated statements of operations.

Recent Accounting Pronouncements.

In February 2016, the FASB issued ASU 2016-02, which requires lessees to recognize most of their leases on balance sheet as a right-of-use asset and a lease liability. This ASU is effective for interim and annual periods in fiscal years beginning after December 15, 2018. We will adopt ASU 2016-02 utilizing the modified retrospective transition method through a cumulative-effect adjustment at the beginning of our first quarter of 2019. We evaluated the impact of adopting ASU 2016-02, based on the lease portfolio as of December 31, 2018, and anticipate recording lease assets of approximately US$ 3.4 million and lease liabilities of approximately US$ 3.3 million on our consolidated balance sheets, with no material impact to our consolidated statements of operations.

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

In January 2017, the FASB issued ASU 2017-04, "Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment," which eliminates the requirement to calculate the implied fair value of goodwill in step two of the goodwill impairment test. Under ASU 2017-04, goodwill impairment charges will be based on the excess of a reporting unit’s carrying amount over its fair value as determined in step one of the testing. ASU 2017-04 is effective for interim and annual testing dates after December 15, 2019, with early adoption permitted for interim and annual goodwill impairment testing dates after January 1, 2017. We do not expect the adoption of ASU 2017-04 to have a material impact on our consolidated balance sheets, results of operations, cash flows or presentation thereof.

In July 2018, the FASB issued ASU 2018-09, which clarifies and corrects unintended application of guidance, and makes improvements to several Codification Topics. The changes are part of an ongoing FASB project to make non-substantive technical corrections, clarifications, and improvements that are not expected to have a significant effect on accounting practice or create a significant administrative cost to most entities. Most of the amendments are effective immediately. Some of the amendments are effective for annual and interim periods in fiscal years beginning after December 15, 2018. We do not expect the adoption of ASU 2018-09 to have a material impact on our consolidated balance sheets, results of operations, cash flows or presentation thereof.

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

Year Ended December 31,

	2016	2017	2018
Sales	100%	100%	100%
Cost of sales	61.6	63.5	68.6
Gross profit	38.4	36.5	31.4
Research and development expenses	12.6	11.1	11.1
Sales and marketing expenses	6.4	5.3	5.0
General and administrative expenses	3.9	3.6	2.9
Contingent consideration expense (benefit)	(0.3)	(3.7)	-
Operating Income	15.8	20.2	12.4
Financial income, net	-	0.2	0.7
Income before income taxes	15.8	20.4	13.1
Income tax expenses	2.7	3.1	2.2
Net Income	13.1	17.3	10.9

Sales in 2018 increased moderately by 6.4% to US$ 133,753 thousand compared to US$ 125,690 thousand in 2017. Our modest growth in sales was mainly attributed to the following: On the positive side, this growth was mainly driven by our continued benefit from our success in expanding our customer base and product offering, especially in our CPE/EDGE product lines, supporting important market trends like NFV, SD-WAN and Cyber security. However, on the negative side, we lost our largest-ever Cloud related Design Win in March 2018. All of the above led to our modest growth in 2018 compared to 2017.

Sales in 2017 increased by 25.3% to US$ 125,690 thousand compared to US$ 100,347 thousand in 2016. The increase in sales was mainly attributed to our success in our target markets, especially those driven by Cloud Computing. This achievement was part of our continued success in expanding our customer base and product offering supporting important market trends like Cloud Computing, Cyber security, SDN, NFV, Virtualization and SD-WAN.

Gross profit in 2018 was US$ 42,056 thousand compared to US$ 45,928 thousand in 2017. Gross profit as a percentage of sales in 2018 was 31.4%, compared to 36.5% in 2017. The lower gross profit percentage in 2018 compared to 2017 was attributed to: (i) a US$ 3.2 million write-off related to the loss of our largest-ever Cloud related Design Win, which we announced on March 13,2018, (ii) changes to the mix of products that we sold in 2018, on which our gross profit is largely dependent, which was influenced by our strategic decision to take advantage of increased revenue potential and opportunities, and (iii) write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use (not including the above mentioned write-off); the inventory write-downs as a percentage of sales in 2018 increased to 2.9%, compared to 2.3% in 2017.

Gross profit in 2017 was US$ 45,928 thousand compared to US$ 38,551 thousand in 2016. Gross profit as a percentage of sales in 2017 was 36.5%, compared to 38.4% in 2016. Our gross profit is largely dependent on the mix of products we sell during a specific year. The lower gross profit percentage in 2017 compared to 2016 was primarily a result of changes to the mix of products we sold in 2017, which was influenced by our strategic decision to take advantage of increased revenue potential and opportunities, especially in the Cloud related business. Gross profit was also affected by, among other factors, write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use. The inventory write-downs as a percentage of sales in 2017 decreased to 2.3%, compared to 3.2% in 2016.

Research and development expenses in 2018 increased by 6.5% to US$ 14,820 thousand compared to US$ 13,915 thousand in 2017. This increase was mainly attributed to the increase in the number of our research and development employees, to an increase in consultants and subcontracted work, as well as to an increase in other related research and development expenses required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately US$ 2,308 thousand to such increase, as well as to an increase in the share-based compensation which amounted to approximately US$ 953 thousand in 2018, compared to US$ 832 thousand in 2017, all of which were offset by capitalization of internal software development costs in the amount of US$ 928 thousand, as well as a decrease in amortization of acquired intangible assets, which amounted to approximately US$ 655 thousand in 2018, compared to US$ 1,251  thousand in 2017.

Research and development expenses in 2017 increased by 9.9% to US$ 13,915 thousand compared to US$ 12,663 thousand in 2016. This increase was mainly attributed to the increase in the number of our research and development employees required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately US$ 827 thousand to such increase, combined with a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone) which contributed approximately US$ 498 thousand to the increase, offset by a slight decrease in amortization of acquired intangible assets which amounted to approximately US$ 1,251 thousand in 2017, compared to US$ 1,324 thousand in 2016.

Sales and marketing expenses in 2018 decreased by 1.2% to US$ 6,642 thousand compared to US$ 6,722 thousand in 2017. This decrease was mainly attributed to a decrease in amortization of acquired intangible assets, which amounted to approximately US$ 384 thousand in 2018, compared to US$ 637 thousand in 2017, offset by our continued investment in the promotion of our networking and data infrastructure solutions to our target markets including those driven by trends like Cloud Computing, Cyber security, SDN, NFV, Virtualization, SD-WAN and other trends, by, among others, our continued effort to expand exposure of our product offering and expanding our customer base, which contributed approximately US$ 173 thousand.

Sales and marketing expenses in 2017 increased by 4.7% to US$ 6,722 thousand compared to US$ 6,423 thousand in 2016. This increase was mainly attributed to our continued investment in the promotion of our networking and data infrastructure solutions to our target markets including those driven by trends like Cloud Computing, Cyber security, SDN, NFV, Virtualization, SD-WAN and other trends, by, among others, our continued effort to expand exposure of our product offering and expanding our customer base, which contributed approximately US$ 164 thousand to such increase, combined with a weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our sales and marketing expenses are incurred in New Israeli Shekels) which contributed approximately US$ 144 thousand to the increase, offset by a slight decrease in amortization of acquired intangible assets which amounted to approximately US$ 637 thousand in 2017, compared to US$ 646 thousand in 2016.

General and administrative expenses in 2018 decreased by 12.5% to US$ 3,943 thousand compared to US$ 4,507 thousand in 2017. This decrease was mainly attributed to a decrease in payroll related expenses attributed to general and administrative activity which amounted approximately US$ 359 thousand, as well as to a decrease in the share-based compensation, which amounted to approximately US$ 530 thousand in 2018, compared to US$ 735 thousand in 2017.

In 2018, we had a contingent consideration expense in the amount of US$ 0 thousand compared to a contingent consideration benefit in the amount of US$ 4,642 thousand in 2017. For additional information see Note 3 to our financial statements included elsewhere in this annual report.

General and administrative expenses in 2017 increased by 13.6% to US$ 4,507 thousand compared to US$ 3,969 thousand in 2016. This increase was mainly attributed to the growth in our activity, which contributed approximately US$ 340 thousand to such increase, combined with a weakening of the US Dollar against the New Israeli Shekel (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels) which contributed approximately US$ 198 thousand to the increase.

In 2017, we had a contingent consideration benefit in the amount of US$ 4,642 thousand compared to a contingent consideration benefit in the amount of US$ 334 thousand in 2016. For additional information see Note 3 to our financial statements included elsewhere in this annual report.

Financial income, net in 2018 increased by 491.7% to US$ 923 thousand compared to US$ 156 thousand in 2017. The increase resulted from the net effect of the following factors: (i) an increase in income from investment in marketable securities, attributed to increase in the funds available for investment, which amounted to $808 thousand in 2018 compared to US$ 310 thousand in 2017, (ii) a decrease in bank fees, which contributed approximately US$ 16 thousand to the increase, and (iii) a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone, which created a net financial income in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as Danish Krone) of US$ 208 thousand in 2018 compared to a net financial expenses in the amount of US$ 45 thousand in 2017.

Financial income, net in 2017 increased by 345.7% to US$ 156 thousand compared to US$ 35 thousand in 2016. The increase resulted from the net effect of the following factors: (i) a decrease in income from investment in marketable securities, attributed to lower funds available for investment, which amounted to US$ 310 thousand in 2017 compared to US$ 393 thousand in 2016, (ii) a decrease in bank fees, which contributed approximately US$ 13 thousand to the increase, and (iii) to a lower offsetting effect of the weakening of the US Dollar against the New Israeli Shekel and the Danish Krone, which created a net financial expense in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as Danish Krone) of US$ 45 thousand in 2017 compared to US$ 236 thousand in 2016.

In 2018, we recorded current income tax expenses of US$ 3,231 thousand and deferred income tax expenses of $5 thousand compared to current income tax expenses of US$ 3,474 thousand and deferred income tax expenses of US$ 453 thousand in 2017. The minor decrease in our current income tax expenses was mainly attributed to a decrease in the corporate income tax rate in the US Federal jurisdiction. The decrease in the deferred income tax expenses was mainly attributed to deferred income tax expenses in relation to acquired goodwill, which amounted to US$ 127 thousand in 2018 compared to US$ 465 thousand in 2017, combined with an increase in deferred income tax benefit relating to share-based compensation provided by us to our employees and directors, which amounted to US$ 135 thousand in 2018 compared to deferred income tax expenses which amounted to US$ 33 thousand in 2017. In addition, in 2018, we recorded an income tax benefit relating to prior years in the amount of US$ 299 thousand, compared to an income tax benefit relating to prior years in the amount of US$ 59 thousand in 2017.

In 2017, we recorded current income tax expenses of US$ 3,474 thousand and deferred income tax expense of $453 thousand compared to current income tax expenses of US$ 2,962 thousand and deferred income tax benefit of US$ 260 thousand in 2016. The increase in our current income tax expenses was mainly attributed to the increase in our activity and the resulting taxable income. The increase in the deferred income tax expenses was mainly attributed to an increase in deferred income tax expenses in relation to acquired goodwill, which amounted to US$ 465 thousand in 2017 compared to US$ 154 thousand in 2016, as well as to an increase in deferred income tax expenses in relation to R&D expenses, which amounted to US$ 103 thousand in 2017 compared to deferred income tax benefit of US$ 209 thousand in 2016. In addition, in 2017, we recorded an income tax benefit relating to prior years in the amount of US$ 59 thousand, compared to an income tax expense relating to prior years in the amount of US$ 26 thousand in 2016.

In 2018, we recorded net income of US$ 14,637 thousand compared to net income of US$ 21,714 thousand in 2017, a decrease of 32.6%. The decrease was mainly attributed to the following factors: (i) the decrease in contingent consideration benefit which amounted to US$ 0 thousand in 2018, compared to a contingent consideration benefit of US$ 4,642 thousand in 2017, and (ii) to our lower gross profit in 2018 compared to 2017, as mentioned above.

In 2017, we recorded net income of US$ 21,714 thousand compared to net income of US$ 13,137 thousand in 2016, an increase of 65.3%. The increase was mainly attributed to the following factors: (i) an increase in our activity, and (ii) the increase in contingent consideration benefit we recorded in 2017, which amounted to US$ 4,642 thousand, compared to a contingent consideration benefit of US$ 334 thousand in 2016.

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

B.            Liquidity and Capital Resources

As of December 31, 2018, we had working capital of US$ 82,541 thousand and our current ratio (current assets to current liabilities) was 4.83. Cash and cash equivalents as of December 31, 2018 increased by US$ 9,787 thousand to US$ 26,808 thousand, compared to US$ 17,021 thousand as of December 31, 2017. Short-term marketable securities decreased by US$ 6,152 thousand to US$ 1,600 thousand, compared to US$ 7,752 thousand as of December 31, 2017, and long-term marketable securities increased by US$ 39,667 thousand to US$ 45,612 thousand, compared to US$ 5,945 thousand as of December 31, 2017. The net increase of US$ 43,302 thousand in these three balance sheet items in 2018 was mainly due to positive cash provided by operating activities in the amount of US$ 45,678 thousand and to consideration received in connection with exercise of options to purchase our ordinary shares in the amount of approximately US$ 288 thousand, offset by the following factors: (i) property, plant and equipment expenditures which amounted to US$ 1,345 thousand, and (ii) investment in intangible assets which amounted to US$ 1,022 thousand.

Trade receivables (including trade receivable from related parties) decreased to US$ 23,817 thousand as of December 31, 2018, compared to US$ 41,367 thousand as of December 31, 2017. This decrease was largely affected by a decrease in the average payment terms of our customers. Other receivables increased to US$ 9,487 thousand as of December 31, 2018, compared to US$ 5,823 thousand as of December 31, 2017. This increase was mainly attributed to the increase of our activity.

Trade payables (including trade payables to related parties) increased to US$ 15,407 thousand as of December 31, 2018, compared to US$ 12,629 thousand as of December 31, 2017. This increase was mainly attributed to the increase of our activity. Other payables and accrued liabilities decreased to US$ 6,133 thousand as of December 31, 2018, compared to US$ 6,420 thousand as of December 31, 2017.

Inventories decreased to US$ 42,369 thousand as of December 31, 2018, compared to US$ 51,487 thousand as of December 31, 2017. The decrease was attributed, mainly, to the loss of our largest-ever Cloud related Design Win.

Cash provided by operating activities in 2018 amounted to US$ 45,678 thousand compared to cash provided by operating activities in the amount of US$ 1,408 thousand in 2017. The cash provided by operating activities in 2018 was primarily the result of significant changes in our accounts receivable and inventory, in 2018.

Capital expenditures on property and equipment for year ended December 31, 2018 were US$ 1,740 thousand, compared to US$ 2,118 thousand as of December 31, 2017. This decrease was mainly attributed to a decrease in investment in equipment used for our production and research and development, as a result of the loss of our largest-ever Cloud related Design Win.

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

As of June 2012, we have a patent No. 8,199,523 entitled ‘Server-Based Network Appliance’ from the United States Patent and Trademark Office, which relates to a server-based network appliance in which a computer motherboard is mounted in a case with the bus slots of the motherboard adjacent to the rear side of the case.

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

As of October 2015, we own all intellectual property and intellectual property rights in which ADI has an ownership interest or have licenses or similar right where ADI has such licenses or rights, including with respect to custom embedded, communications and networking products based on the latest Intel® silicon, registered names and domain name.

As of January 2018, we have a patent No. 9,858,227 entitled ‘Hybrid Networking Application Switch’ from the United States Patent and Trademark Office, which relates to a unique solution for combining functionalities of a rack mounted networking switch and a rack mounted server into a single rack mounted enclosure comprising a hybrid networking application switch or an accelerated hybrid networking application switch.

We cannot assure you that the scope of any issued patent will adequately protect our intellectual property rights, or that patents will not be challenged, invalidated, or circumvented or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage.

For additional information regarding the risks to the Company with respect to patents and other intellectual property rights see the risk factor entitled "We may not be able to protect our intellectual proprietary rights" under Item 3.D. – "Risk Factors".

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. In each of the three fiscal years from 1999 to 2001, we received grants from the OCS, recently replaced by the IIA, for the development of systems and products. We have received from the OCS up to 30% of certain research and development expenditures for particular projects. Under the terms of Israeli Government participation, as in effect prior to the R&D Amendment, a royalty of 2% or up to 5% of the net sales of products developed from a project funded by the OCS must be paid, beginning with the commencement of sales of products developed with grant funds and ending when a dollar-linked amount equal to 100% of such grants without interest, for projects approved prior to December 2000, and plus interest at LIBOR, for amounts received after that date, is repaid. The terms of Israeli Government participation, as in effect prior to the R&D Amendment, also place restrictions on the location of the manufacturing of products developed with government grants, which, in general, must be performed in Israel, and on the transfer to third parties of technologies developed through projects in which the government participates. The R&D Amendment amended the core terms of the Israeli Government participation and placed substantial discretion in a new authority established to replace the OCS and provided only guidelines regarding material terms such as royalty rates and transfer of know-how developed with government grants. The OCS has previously provided funding in relation to our research and development efforts. As of the date hereof, we have received funding from the OCS in the aggregate amount of approximately US$ 4,388,000, and have paid the OCS an aggregate amount of approximately US$ 1,428,000 in royalties in relation thereto. See "Item 4.B. – Information on the Company – Business Overview – Governmental Regulation Affecting the Company."

In August 2005, we received approval for a US$ 54 thousand dollar grant from the Korea-Israel Industrial Research and Development Foundation, or Koril-RDF, in connection with the joint development of a certain product with a Korean company. Under the terms of this grant we are required to repay the amounts received at a rate of 2.5% per year of our gross sales of the product developed with the grant in each such year, until 100% of the grant (and any other sums received from Koril-RDF) are repaid. We received approximately 20%-30% of certain research and development expenditures for two projects in 2003 and 2004. As of January 2006 and to date, our research and development activities have been sponsored and funded by us, and we did not participate in any new encouragement programs or received any additional grants from the OCS, IIA or Koril-RDF. We have closed all of our OCS funded programs, and do not anticipate having any sales of products funded by OCS grants or be required to pay any royalties to the OCS with respect thereto.

We expect that we will continue to commit resources to research and development in the future. As of March 31, 2019, we had 108 employees engaged primarily in research and development and design activities of which 63 employees in Israel, 30 in Denmark and 15 in the U.S. In 2016, 2017 and 2018, our research and development expenses were US$ 12,663, US$ 13,915 and US$ 14,820 respectively, constituting approximately 12.7%, 11.07% and 11.08%, respectively, of our sales. The increase in our research and development expenses in 2018 compared to 2017 was mainly attributed to an increase in the number of our research and development employees, to an increase in the use of consultants and subcontracted work, as well as to an increase in other related research and development expenses required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately US$ 2,308 thousand to such increase, as well as to an increase in the share-based compensation which amounted to approximately US$ 953 thousand in 2018, compared to US$ 832 thousand in 2017, all of which were offset by capitalization of internal software development costs in the amount of US$ 928 thousand, as well as a decrease in amortization of acquired intangible assets, which amounted to approximately US$ 655 thousand in 2018, compared to US$ 1,251  thousand in 2017. The increase in our research and development expenses in 2017 compared to 2016 was mainly attributed to the increase in the number of our research and development employees required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets combined with a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), offset by a slight decrease in amortization of acquired intangible assets.

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

In view of such an anticipated increase in Cloud-based data centers and edge devices utilizing virtualization, SDN and NFV, the systems are increasingly based on generic server platforms. These platforms all need enhanced connectivity as well as offload capabilities in order to address the performance challenges realized due to the huge amount of traffic, the high volume of data, the need to encrypt such data, the need to run in virtualized environment, which by itself is a challenge for the server CPU, and the need to include switching within the server for high efficiency SDN. We anticipate that consequently the demand for add-on adapters and CPEs which address these challenges will grow. Power, heat and space limitations in such environments increase the need for hardware accelerators and other innovative solutions. Such systems require essential building blocks in their own generic severs, which can be served by our products.

We address the above needs with a comprehensive suite of cards and CPEs which are able to either off-load CPU tasks onto a separate intelligent add-on card thereby freeing up server cycles and improving the server’s Networking and Storage I/O or by providing modular CPEs which allow various levels of performance and the integration of additional off-loading and non-offloading functionalities. Our solutions are based on either Intel® silicon which includes such functionality for encryption/decryption and compression or with cards which include intelligent engines, such as FPGAs, Network Processors and with our switch fabric redirector cards which deal with load balancing between servers/CPUs/CPU cores and perform traffic filtering to increase the efficiency of the server. We believe that our Server network interface cards (with and without bypass), Intelligent and programmable cards, and Stand-alone products such as CPEs, will all continue to be key driver of our growth in the coming years. A distinct advantage of these products is that the demand in the server based industry has been continuously growing, especially as our products are suited to the growth in the Cloud related technologies.

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

E.             Off-Balance Sheet Arrangements

On July 22, 2002, our Audit Committee and the Board of Directors approved an Indemnification Agreement with our directors and officers. Our shareholders approved the terms of this agreement in a General and Extraordinary Meeting held on January 7, 2004. In Amendment 3 to the Companies Law, the instances in which a company may indemnify its officers and directors were broadened. In December 2007 each of our Audit Committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers so as to reflect this amendment. Our shareholders approved the terms of this new Indemnification Agreement in January 2008. The Indemnification Agreement provides that the directors and officers will be exempt from liability in certain circumstances. The Indemnification Agreement also provides for the indemnification by us for certain obligations and expenses imposed on the officer in connection with an act performed in his or her capacity as an officer of the Company. This right to indemnification is limited, and does not cover, among other things, a breach of an officer’s duty of loyalty, a willful breach of an officer’s duty of care, or a reckless disregard for the circumstances or consequences of a breach of duty of care. The right to indemnification also does not cover acts that are taken intentionally to unlawfully realize personal gain. The maximum amount of our liability under these Indemnification Agreements for any monetary obligation imposed on an officer or a director in favor of another person by a judgment is currently US$ 3,000,000 for each instance of a covered scenario. In addition, we would be liable to indemnify the officer or director for all reasonable litigation expenses with respect to certain proceedings. We are not aware of any material pending action that may result in anyone claiming such indemnification.

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

F.             Tabular disclosure of contractual obligations

The following table shows our outstanding contractual obligations by category and by payments due as of December 31, 2018:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Leases	$3,855	$1,394	$1,092	$726	$643
Purchase Obligations	$23,964	$23,913	$51
Total	$27,819	$25,307	$1,143	$726	$643

Our total outstanding contingencies in respect of OCS or IIA royalty-bearing participations received or accrued, net of royalties paid or accrued before interest, amounted to approximately US$ 2,960 thousand as of December 31, 2018 which are attributable to sales of certain discontinued products. As of the date of this annual report, all of our OCS programs have been closed per our request. We are not anticipating any sales of our products developed with OCS funding and accordingly don't expect to be required to pay any royalties to the OCS. In the unlikely event we do sell products developed using OCS funding, we will be required to pay royalties to the IIA as set forth in the R&D Law.

Other Long-Term Liabilities Reflected on the Company's Balance Sheet:

The liability for employees’ severance benefits amounted to approximately US $2,612 thousand as of December 31, 2018.

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

Item 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table and notes thereto set forth information regarding our directors and senior management as of March 31, 2019:

Name	Age	Position with Company
Avi Eizenman(1)	61	Active Chairman of the Board
Shaike Orbach(2)	67	President, Chief Executive Officer, Director
Ayelet Aya Hayak(3)	49	External Director
Ilan Erez(3)	51	External Director
Eli Doron(4)	66	Director
Eran Gilad	51	Chief Financial Officer and Company Secretary

(1)	Was re-elected for an additional three-year term, commencing as of June 8, 2016.

(2)	Was re-elected for an additional three-year term, commencing as of June 5, 2017.

(3)	Was re-elected for an additional three-year term, commencing as of June 8, 2016.

(4)	Was re-elected for an additional three-year term, commencing as of June 12, 2018.

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

Eran Gilad is our Chief Financial Officer from May 2005 and the Secretary of the Company from 2012. From 1995 to 2005, Mr. Gilad held senior financial and operational positions in various public and private companies operating in the high-tech field. He is a Certified Public Accountant in Israel and holds an M.A in Economics from Tel-Aviv University and a B.A in Accounting and Economics from Tel-Aviv University.

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

B.            Compensation

In accordance with the Companies Law, the following table presents information regarding compensation actually received by our five most highly paid office holders during the year ended December 31, 2018. All amounts are in USD.

Name and Position	Salary and Benefits(1)	Cash Bonus(2)	Equity-based Compensation(3)	Total
Avi Eizenman – Active Chairman	496,077	-	531,105	1,027,182
Yeshayahu ('Shaike') Orbach – CEO and President	353,741	-	531,105	884,846
Elad Blatt –Chief Strategy and Business Development Officer	285,723	64,871	100,061	450,655
Eran Gilad – CFO	222,177	-	100,061	322,238
David Hendel – VP Research and Development	218,532	-	100,061	318,593

(1)
"Salary and Benefits" include annual salary or service fees paid, payments to the National Insurance Institute, manager's insurance and pension funds, severance, advanced education funds, basic health insurance, vacation pay, recuperation pay, tax gross-up payments, automobile-related expenses, telephone expenses and benefits and perquisites as mandated by Israeli or applicable law.

(2)	"Cash Bonus" includes bonus payments as recorded in our financial statements for the year ended December 31, 2018.

(3)
"Equity-based Compensation" includes the expense recorded in our financial statements for the year ended December 31, 2018 with respect to equity-based compensation granted to the executive officers detailed above.

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or office holder during the year ended December 31, 2018 was 2,302 thousand. The aggregate amount accrued to provide for severance payments to all persons as a group who served in the capacity of director or executive officer as of the year ended December 31, 2018 was US$ 1,152 thousand. The severance terms of our Chief Executive Officer and Chairman of the Board, as previously approved by the audit committee, board of directors and shareholders of the Company, and in accordance with the Executive Compensation Policy of the Company which was approved and re-approved by the shareholders, may entitle them, in certain circumstances, to additional payments. We pay cash compensation to Avi Eizenman who is an active Chairman of the Board, and to Shaike Orbach, who is the President and Chief Executive Officer.

Avi Eizenman and Shaike Orbach may also be entitled to cash bonuses by meeting some pre-determined thresholds, and as calculated based on a pre-determined formulas set by our Board of Directors, as approved by the annual general meeting of our shareholders for the years commencing in 2017 on June 8, 2016. Mr. Eizenman and Mr. Orbach's annual cash bonuses may not exceed the value of 18 times their monthly salaries, respectively. Mr. Eizenman and Mr. Orbach's annual cash bonus formulas were based on achieving one or more of the following thresholds: (i) the Company's actual annual revenue for each applicable year is 80% or more of the pre-determined budget target for the relevant year; and (ii) the Company's actual annual operating profit for each applicable year is 65% or more of the pre-determined budget target for the relevant year. The Compensation Committee may, in its sole discretion, raise or lower such annual cash bonuses by up to 30%. Furthermore, in accordance with the Company's recoupment policy, Mr. Eizenman and Mr. Orbach may be required to reimburse the Company for the cash bonuses (or any part thereof) paid in the previous 3 years, in the event such cash bonuses were based on financial data included in the Company's financial statements that were found to be inaccurate and were subsequently restated.

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

All our office holders other than Mr. Eli Doron and the external directors are employed by us. We do not currently grant any variable bonus or equity-based compensation, nor any separation payments to our non-employee directors. Certain of the compensation previously paid to our directors was paid in the form of options which were granted under share option plans which have expired (including under the Share Option Plan (2004)), or options and RSU’s which were and may be granted under the Silicom Ltd. - Global Share Incentive Plan (2013), as described below.

On December 30, 2004, our shareholders adopted our Share Option Plan (2004), which expired at the end of 2014. As of March 31, 2019, there were no outstanding options under the Share Option Plan (2004) which were granted to directors and office holders.

On October 21, 2013, our board of directors adopted our Global Share Incentive Plan (2013). On April 30, 2014, the annual general meeting of our shareholders approved the Global Share Incentive Plan (2013) to qualify for incentive stock options for U.S. tax purposes. The Global Share Incentive Plan (2013) is administered by the board of directors, which determines the number of our ordinary shares available for issuance under the plan, designates the award recipients and types of awards, dates of grant, vesting periods and the exercise price of awards. Under the Global Share Incentive Plan (2013) the Company may grant awards of options, restricted shares, restricted share units ("RSUs") or other equity-based awards. The board of directors has determined that initially up to a maximum of 500,000 of our ordinary shares are reserved for issuance, subject to certain adjustments, upon the exercise of equity-based awards granted to employees, directors, office holders, consultants and service providers. On January 29, 2018, our board of directors increased the number of our ordinary shares available for issuance under the Global Share Incentive Plan (2013) by 600,000 ordinary shares. The awards are non-assignable except by the laws of descent. Certain tax advantages apply to certain of our directors, office holders and employees with respect to equity-based awards granted to them under Global Share Incentive Plan (2013).

As of December 31, 2016, our compensation committee and board of directors, respectively, have approved the grant of a total of 82,000 RSUs and 209,963 options under the Global Share Incentive Plan (2013), of which the following were granted to directors and office holders: (a) in 2014 a total of 54,000 RSUs were granted, (b) in 2015 a total of 29,999 options were granted with an exercise price of US$ 26.91, and with an expiration date upon the earlier to occur of: (i) July 28, 2023; and (ii) the closing price of the shares falling below US$ 13.46 at any time after the date of grant, (c) in 2016 a total of 29,999 options were granted with an exercise price of US$ 28.38, and with an expiration date upon the earlier to occur of: (i) June 8, 2024, or (ii) the closing price of the shares falling below US$ 14.19 at any time after the date of grant.

In January 2017, our compensation committee and board of directors, respectively, approved a grant under the Global Share Incentive Plan (2013) of a total of (a) 119,925 options of which a total of 29,999 options were granted to directors and office holders with an exercise price of US$ 39.62, and an expiration date upon the earlier to occur of: (i) January 30, 2025, or (ii) the closing price of the shares falling below US$ 19.81 at any time after the date of grant, and (b) 78,000 RSUs were granted, of which 54,000 RSUs were granted to directors and office holders. The annual general meeting of our shareholders gave effect to such grants of options and of RSUs granted to directors in their meeting on June 5, 2017.

In April, 2018, our compensation committee and board of directors, respectively, approved the grant under the Global Share Incentive Plan (2013) of a total of 137,010 options under the Global Share Incentive Plan (2013), of which 29,999 options were granted to directors and office holders. The exercise price for the options (per ordinary share) is US$ 36.11. Such options shall expire, by their terms, on the earlier to occur of: (a) April 30, 2026, or (b) the closing price of the shares falling below US$ 18.06 at any time after the date of grant. The annual general meeting of our shareholders gave effect to such grants of options to directors in their meeting on June 12, 2018.

In January 2019, our compensation committee and board of directors, respectively, approved the grant under the Global Share Incentive Plan (2013) of a total of 141,928 options under the Global Share Incentive Plan (2013), of which 29,999 options were granted to directors and office holders. The exercise price for the options (per ordinary share) is US$ 33.83. Such options shall expire, by their terms, on the earlier to occur of: (a) January 31, 2027, or (b) the closing price of the shares falling below US$ 16.92 at any time after the date of grant. Options granted to our directors under this grant are subject to the approval of our 2019 Annual General Meeting.

As of March 31, 2019, a total of 40,754 of the options granted under the Global Share Incentive Plan (2013) were returned to the company after not being exercised following the cessation of employment of certain employees, as set forth in the terms of grant of such options.

C.            Board Practices

Avi Eizenman was re-elected to the Board of Directors most recently on June 8, 2016 to serve until the Annual General Meeting to be held in the year 2019, and until his successor has been duly elected, subject to the Companies Law and our Articles. Avi Eizenman is a founder of the Company and has served as a Director since our inception in 1987. Shaike Orbach was re-elected to hold office as a director most recently on June 5, 2017 to serve until the Annual General Meeting which will take place in 2020. Eli Doron was re-elected to the board of directors most recently on June 12, 2018, to serve until the Annual General Meeting to be held in 2021. On July 1, 2010, Mr. Ilan Erez was elected as an External Director for an initial term of three years in accordance with Section 245(a) of the Companies Law, with such term ending as of July 1, 2013. At the Annual General Meeting of our shareholders held on April 14, 2013, the shareholders re-elected Mr. Ilan Erez as an External Director for a second three-year term, and elected Ms. Ayelet Aya Hayak as an External Director for an initial three-year term, with such terms of office for the external directors commencing as of July 1, 2013. Mr. Ilan Erez and Ms. Ayelet Aya Hayak were re-elected as External Directors for a third three-year term and second three-year term, respectively, at the Annual General Meeting of our shareholders, which took place on June 8, 2016.

None of the members of the Board of Directors is entitled to receive any severance or similar benefits upon termination of his or her service with the Board of Directors, except for Avi Eizenman, who also functions as the active Chairman of the Board and Shaike Orbach, who also functions as President and Chief Executive Officer (See "Item 6.B. – Directors and Senior Management – Compensation" above).

In December 2007, our Audit Committee and Board of Directors approved severance arrangements for each of Mr. Avi Eizenman and Mr. Shaike Orbach, which provide for extended notice provisions and severance payments in the event of termination. The arrangements were approved by our shareholders in January 2008, and include the following main terms and conditions (identical with respect to each of Mr. Avi Eizenman and Mr. Shaike Orbach):

Notice of Termination

The termination of employment of Mr. Avi Eizenman or Mr. Shaike Orbach, by him or by us, for any reason other than cause (which is generally defined as willful conduct or omission materially injurious to the company), death or disability, shall require 12 months advance written notice. If, however, following a change of control transaction, either: (i) he shall give notice of termination of his employment for good reason (which is generally defined as an adverse change to the status, responsibilities, salary or other material terms of his employment); or (ii) we shall give notice of termination of his employment for any reason other than cause or disability, 18 months advance written notice shall be required. A change of control transaction includes transactions such as sale of all or substantially all of the company’s shares or assets, or a merger, acquisition, or other reorganization in which control of our company changes following such transaction.

Severance Payments

If the employment of Mr. Avi Eizenman or Mr. Shaike Orbach shall be terminated for any reason other than cause, he shall be entitled to receive his last full monthly salary multiplied by the number of years (or portions thereof) that he was employed by us (i.e. the severance amount he would be entitled to receive under the Israeli law, had we terminated his employment for any reason other than cause) (the "Severance Law Amount"). If, however, his employment shall be terminated: (i) by the company for any reason other than cause or disability; or (ii) by him for a good reason following a change of control, he shall be entitled to receive one and half times the Severance Law Amount. If his employment under the arrangement is terminated by reason of death or disability, then, in addition to the above, he shall be entitled to receive a lump sum severance payment equal to his last full monthly salary multiplied by twelve 12 months.

As per Amendment 20, it was decided at the Extraordinary General Meeting of the Shareholders on July 31, 2013, to adopt the Executive Compensation Policy of the Company, which included the above referenced extended notice provisions, and severance payments in the event of termination, with respect to each of Mr. Avi Eizenman and Mr. Shaike Orbach. The Executive Compensation Policy was re-approved by our Annual General Meeting convened in June 2016. The Company intends to bring the Executive Compensation Policy for shareholder approval at the Annual General Meeting of the Company's shareholders, which the Company currently intends to convene by the beginning of the fourth quarter of 2019.

Board of Directors

Our Articles provide for a Board of Directors of not less than two and not more than eight members. At the Annual General Meeting of the Shareholders on June 8, 2016, it was decided to adopt a new Directors Voting Mechanism, and to amend the Articles accordingly. Under the new Directors Voting Mechanism, Directors are divided into three groups, Group A, Group B and Group C. Each group is brought for re-election once every three years, on a rotating basis, such that at each Annual General Meeting of the shareholders a given group of Directors is brought for election, to serve on a continuous basis for a three-year term, until the Annual General Meeting in three years' time and until their respective successors are duly elected, at which point their term in office shall expire. At each Annual General Meeting, the Annual General Meeting shall be entitled to elect Directors to replace the Directors whose three-year term in office has expired, and so on ad infinitum, so that each year, the term in office of one group of directors shall expire. Other office holders serve at the discretion of the Board of Directors. The Amended and Restated Articles of the Company provide that any director may, subject to the provisions of the Companies Law and the approval by the Board of Directors, appoint another person to serve as an Alternate Director and may cancel such appointment. Under the Companies Law, a person who is already serving as a Director will not be permitted to act as an Alternate Director. Additionally, the Companies Law prohibits a person from serving as an Alternate Director for more than one Director. Appointment of an Alternate Director for a member of a board committee is only permitted if the alternate is a member of the Board of Directors and does not already serve as a member of such committee. If the committee member being substituted is an External Director, the alternate may only be another External Director who possesses the same expertise as the External Director being substituted. The term of appointment of an Alternate Director may be for one meeting of the Board of Directors or for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no Director currently intends to appoint any other person as an Alternate Director, except if the Director is unable to attend a meeting of the Board of Directors.

External Directors

Under the Companies Law, companies registered under the laws of Israel, the shares of which have been offered to the public in or outside of Israel, are required to appoint no less than two external directors. No person may be appointed as an external director if such person is a relative (as defined in the Companies Law) of a "controlling shareholder" or if such person, or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as External Director, any affiliation with any of either the company,  any entity or person controlling, controlled by or under common control with the company, or relatives of such person. The term "affiliation" includes:

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

No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Additionally, no person may serve as an external director if the person, the person’s relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, excepting negligible relationships, or if such person received from the company any compensation as an external director in excess of what is permitted by the Companies Law. Pursuant to the recently enacted amendment to the Companies Regulations (Matters Which do not Constitute Affiliation), 2006, effective as of April 3, 2016 (the "Amendment to the Affiliation Regulations"), business or professional relationship maintained on a regular basis between the company and the external director will not constitute affiliation if the relationship commenced after the appointment of the external director for office, the company and the external director consider the relationship to be negligible and the audit committee approved, based on information presented to it, that the relationship is negligible, and the external director declared that he or she did not know and could not have reasonably know about the formation of the relationship and has no control over its existence or termination. If, at the time external directors are to be appointed, all current members of the board of directors who are not controlling shareholders or relatives of such shareholders are of the same gender, then at least one external director must be of the other gender.

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

External directors may be re-elected for two additional terms of three years each, provided that with respect to the appointment for each such additional three-year term, one of the following has occurred: (i) the reappointment of the external director has been proposed by one or more shareholders holding together 1% or more of the aggregate voting rights in the company and the appointment was approved at the general meeting of the shareholders by the requisite majority, provided that: (1) in calculating the majority, votes of controlling shareholders or shareholders having a personal interest in the appointment as a result of an affiliation with a "controlling shareholder" and abstentions are disregarded, (2) the total number of shares of shareholders who do not have a personal interest in the appointment as a result of an affiliation with a "controlling shareholder" and/or who are not controlling shareholders, present and voting in favor of the appointment exceed 2% of the aggregate voting rights in the company, and (3) the external director who has been nominated in such fashion is not a "linked or competing shareholder", and does not have or has not had, on or within the two years preceding the date of such person’s appointment to serve for another term as external director, any affiliation with a linked or competing shareholder. The term "linked or competing shareholder" means the shareholder(s) who nominated the external director for reappointment or a material shareholder of the company holding more than 5% of the shares in the company, provided that at the time of the reappointment, such shareholder(s) of the company, the "controlling shareholder" of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or are competitors of the company; the Israeli Minister of Justice, in consultation with the ISA, may determine that certain matters will not constitute a business relationship or competition with the company; (ii) the reappointment of the external director has been proposed by the board of directors and the appointment was approved by the majority of shareholders required for the initial appointment of an external director; or (iii) the external director has proposed himself for reappointment and the reappointment was approved in accordance with Sub-section (i) above.

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

Following termination of service as an external director, a public company, a "controlling shareholder" thereof and any entity controlled by a "controlling shareholder," may not grant any benefit, directly or indirectly, to any person who served as an external director of such public company, or to his or her spouse or child, including, not appointing such person, or his or her spouse or child, as an office holder of such public company or of any entity controlled by a "controlling shareholder" of such public company, not employing such person or his or her spouse or child and not receiving professional services for pay from such person, either directly or indirectly, including through a corporation controlled by such person, all until the lapse of two years from termination of office with respect to the external director, his or her spouse or child; and with respect to other relatives of the former external director - until the lapse of one year from termination of office.

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

Audit Committee

The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee pursuant to the Companies Law include identifying irregularities in the management of our business and approving related party transactions as required by law, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an office holder has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his or her role and to regulate the company's rules on employee complaints, reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities. In addition, the responsibilities of the audit committee under the Companies Law also include the following matters: (i) to establish procedures to be followed in respect of related party transactions with a "controlling shareholder" (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; and (ii) to determine procedures for approving certain related party transactions with a "controlling shareholder", which were determined by the audit committee not to be extraordinary transactions, but which were also determined by the audit committee not to be negligible transactions.

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

The responsibilities of the compensation committee include the following:

1.
To recommend to the Board of Directors as to a compensation policy for office holders of the company, as well as to recommend, once every three years to extend the compensation policy subject to receipt of the required corporate approvals;

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

In December 2012, our Board of Directors changed the composition of the members of our compensation committee by removing Mr. Avi Eizenman from the compensation committee, and appointing the Company’s two external directors, Mr. Ilan Erez and Ms. Einat Domb-Har to our compensation committee, and appointing Mr. Ilan Erez as chairman of our compensation committee. On July 1, 2013, following the election of Ms. Ayelet Aya Hayak as an external director instead of Ms. Einat Domb-Har, Ms. Aya Hayak replaced Ms. Domb-Har on our compensation committee. Following the election of Mr. Eli Doron as a member of our board of directors, Mr. Eli Doron replaced Mr. Zohar Zisapel on our compensation committee. Our compensation committee has been nominated and empowered by the Board of Directors to act in accordance with the powers and prerogatives delegated to it by the Companies Law and take any decisions and make any recommendations to the Board all as set forth in the Companies Law.

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

In addition, the compensation policy must set forth standards and rules on the following issues: (a) with respect to variable components of compensation - basing the compensation on long term performance and measurable criteria (though a non-material portion of the variable components can be discretionary awards taking into account the contribution of the office holder to the company. Pursuant to Amendment 27, variable components in the amount of up to a three month salary of the relevant office holder, on an annual basis, shall be considered a non-material portion of the variable components); (b) establishing the appropriate ratio between variable components and fixed components and placing a cap on such variable components (including a cap on the grant date value of convertible securities components that are not paid out in cash); (c) setting forth a rule requiring an office holder to return amounts paid, in the event that it is later revealed that such amounts were paid on the basis of data which prove to be erroneous and resulted in an amendment and restatement of the company’s financial statements; (d) determining minimum holding or vesting periods for equity based variable components of compensation, while taking into consideration appropriate long term incentives; and (e) setting a cap on grants or benefits paid upon termination.

The board of directors of a company is obligated to adopt a compensation policy after considering the recommendations of the compensation committee. The final adoption of the compensation committee is subject to the approval of the shareholders of the company, which such approval is subject to certain special majority requirements, as set forth in the Companies Law, pursuant to which one of the following must be met:

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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor, who is nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether our actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder (as defined in Item 10 below), nor an affiliate, nor a relative of an office holder or affiliate, and he or she may not be our independent accountant or its representative. Yisrael Gewirtz of Fahn Kaneh Control Management Ltd. (a subsidiary of Fahn Kanne & Co. - Grant Thornton Israel) serves as our internal auditor.

D.            Employees

The number of employees over the last three financial years is set forth in the table below.

As of December 31	2016	2017	2018
Total Employees	240	255	270
Marketing, Sales, Customer Services	24	23	24
Research & Development	79	93	106
Manufacturing	121	123	125
Corporate Operations and Administration	16	16	15

As of March 31, 2019, we had 271 employees, including 24 in marketing, sales and customer services, 108 in research and development, 123 in manufacturing, and 16 in corporate operations and administration. All such employees, except for 22 employees of our subsidiaries in the United States and 40 of our subsidiary in Denmark, are based in Israel. We consider our relations with our employees excellent and have never experienced a labor dispute, strike or work stoppage. None of our employees is represented by a labor union. We do not employ a significant number of temporary employees, but we do use temporary employees from time to time, as necessary.

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

As required by applicable law, we contribute to either a fund known as managers' insurance or to a pension fund, or to a combination of both. Such practice was further reinforced in July 1, 2008, when we entered into agreements with a majority of our employees in order to implement Section 14 to the Severance Pay Law ("Section 14"), according to which the payment of monthly deposits by us into managers’ insurance and/or pension fund are in respect of severance obligation to such employees. See Note 10 of our consolidated financial statements. These funds provide a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay or part of it, if legally entitled, upon termination of employment. Each employee contributes an aggregate amount equal to 6% of his or her base salary to such funds, and we contribute, in the aggregate, an additional 14.83%  to 15.83% of the employee’s base salary, with such amount including the 8.33% which is contributed as severance pay as noted above. The monthly contributions as mentioned above constitute the required payment for severance pay, and we are not required to pay any additional sum upon termination of employment for the period during which Sections 14 applies.

E.             Share Ownership

The following table sets forth, as of March 31, 2019 the number of shares owned by our office holders, directors and senior management. The percentages shown are based on 7,600,122 ordinary shares outstanding as of March 31, 2019:

Name	Number of Shares and Options Owned[1]	Percent of Outstanding Shares
Avi Eizenmann	279,917	3.65%
Shaike Orbach	*	*
Eli Doron	*	*
Ayelet Aya Hayak	*	*
Ilan Erez	*	*
Eran Gilad	*	*
All directors and office holders as a group	315,249	4.09%

*	Denotes ownership of less than 1% of the outstanding shares.

(1)
The table above includes the number of shares and options that are exercisable within 60 days of March 31, 2019. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws, based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

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

Name of Shareholder	Number of Shares and Options Owned(1)	Percentage of Outstanding Shares
Wellington Management Group LLP(2)	872,040	11.47%
Wellington Trust Company, NA(3)	814,281	10.71%
Zohar Zisapel(4)	723,706	9.52%
Dov Yelin/Yair Lapidot/Yelin Lapidot Holdings Management Ltd./ Yelin Lapidot Mutual Funds Management Ltd. (5)	611,524	8.05%
Janus Henderson Group PLC/ Janus Henderson Small Cap Value Fund(6)	438,974	5.78%
Ibex Investors LLC/ Justin B. Borus, Ibex Israel Fund LLLP/Ibex GP LLC/Ibex Investment Holdings LLC/Ibex Investment Holdings II LLC (7)	391,052	5.15%

(1)
The table above includes the number of shares and options that are exercisable within 60 days of March 31, 2019. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws, based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them. All the information detailed in this table is as set forth in major shareholders' public filings, unless stated otherwise.

(2)
As reported on the Schedule 13G/A filed by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP with the SEC on January 10, 2019. The securities as to which the Schedule was filed are owned of record by clients of one or more investment advisers, which are directly or indirectly owned by Wellington Management Group LLP.

Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than 5% of this class of securities, except for: Wellington Trust Company, NA.

The relevant entities that beneficially own shares of the security class that were reported on the Schedule are: Wellington Group Holdings LLP, Wellington Investment Advisors LLP, Wellington Management Global Holdings, Ltd., one or more of the following investment advisers (the “Wellington Investment Advisers”): Wellington Management Company LLP, Wellington Management Canada LLC, Wellington Management Singapore Pte Ltd., Wellington Management Hong Kong Ltd., Wellington Management International Ltd., Wellington Management Japan Pte Ltd., Wellington Management Australia Pty Ltd.

The securities as to which the Schedule was filed by Wellington Management Group LLP, as parent holding company of certain holding companies and the Wellington Investment Advisers, are owned of record by clients of the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd., the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP.

(3)
As reported on Schedule 13G filed by Wellington Trust Company, NA with the SEC on January 10, 2019. The securities as to which the Schedule was filed by Wellington Trust Company, NA, in its capacity as investment adviser, are owned of record by clients of Wellington Trust Company, NA. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.

(4)	As reported on Schedule 13D/A filed by Zohar Zisapel with the SEC on January 16, 2019.

(5)
As reported on the Schedules 13G/A filed by each of Dov Yelin ("Yelin"), Yair Laipdot ("Lapidot"), Yelin Lapidot Holdings Management Ltd. ("Yelin Lapidot Holdings"), and Yelin Lapidot Mutual Funds Management Ltd. (collectively, "Yelin Lapidot") with the SEC on February 11, 2019, all  ordinary shares of the Company are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. and/or mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (the “Subsidiaries”), each a wholly-owned subsidiary of Yelin Lapidot Holdings. Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25.004% of the voting rights of Yelin Lapidot Holdings, and are responsible for the day-to-day management of Yelin Lapidot Holdings. The Subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the securities covered by the Schedule is held for the benefit of the members of the provident funds or mutual funds, as the case may be. According to the Schedule, the Schedule shall not be construed as an admission by Messrs. Yelin and Lapidot, Yelin Lapidot Holdings or the Subsidiaries that he or it is the beneficial owner of any of the securities covered by the Schedule, and each of Messrs. Yelin and Lapidot, Yelin Lapidot Holdings, and the Subsidiaries disclaims beneficial ownership of any such securities.

(6)
As reported on Schedule 13G filed by Janus Henderson Group PLC and Janus Henderson Small Cap Value Fund with the SEC on February 12, 2019, Janus Henderson has an indirect 97.11% ownership stake in Intech Investment Management LLC ("Intech") and a 100% ownership stake in Janus Capital Management LLC ("Janus Capital"), Janus Capital International Limited ("JCIL"), Perkins Investment Management LLC ("Perkins"), Geneva Capital Management LLC ("Geneva"), Henderson Global Investors Limited ("HGIL") and Janus Henderson Global Investors Australia Institutional Funds Management Limited ("JHGIAIFML"), (each an "Asset Manager" and collectively as the "Asset Managers"). Due to the above ownership structure, holdings for the Asset Managers are aggregated for purposes of the Schedule. Each Asset Manager is an investment adviser registered or authorized in its relevant jurisdiction and each furnishing investment advice to various fund, individual and/or institutional clients (collectively, "Managed Portfolios"). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Perkins may be deemed to be the beneficial owner of 438,974 shares or 5.8% of the shares outstanding of the Company held by such Managed Portfolios. However, Perkins does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights. Janus Henderson Small Cap Value Fund is an investment company registered under the Investment Company Act of 1940 and is one of the Managed Portfolios to which Janus Capital provides investment advice.

The Managed Portfolios have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.
The interest of one person, Janus Henderson Small Cap Value Fund, an investment company registered under the Investment Company Act of 1940, in the Company shares amounted to 401,738 shares or 5.3% of the total outstanding Company shares.
These shares were acquired in the ordinary course of business, and not with the purpose of changing or influencing control of the Company.
Intech, Janus Capital, JCIL, Perkins, Geneva, HGIL and JHGIAIFML are indirect subsidiaries of Janus Henderson and are registered investment advisers furnishing investment advice to Managed Portfolios.

(7)
As reported on Schedule 13G filed by Ibex Investors LLC (the "Investment Manager"), Justin B. Borus, Ibex Israel Fund LLLP (the "Fund"), Ibex GP LLC (the "General Partner"), Ibex Investment Holdings LLC ("IM Holdings") and Ibex Investment Holdings II LLC ("GP Holdings") with the SEC on January 28, 2019,  the Fund is a private investment vehicle.  The Fund directly beneficially owns the Company's ordinary shares detailed in the Schedule.  The Investment Manager is the investment manager of the Fund.  IM Holdings is the sole member of the Investment Manager.  The General Partner is the general partner of the Fund.  GP Holdings is the sole member of the General Partner.  Justin B. Borus is the manager of the Investment Manager, IM Holdings, the General Partner and GP Holdings.  Justin B. Borus, the Investment Manager, IM Holdings, the General Partner and GP Holdings may be deemed to beneficially own the Company's ordinary shares reported in the Schedule, directly beneficially owned by the Fund.  Each of the reporting person detailed in the Schedule disclaimed beneficial ownership with respect to any shares other than the shares directly beneficially owned by such reporting person.

The Company's major shareholders do not have different voting rights.

As of March 31, 2019, there were approximately 5 record holders of ordinary shares, including approximately 2 record holders in the United States. Collectively, these 2 record holders in the United States held less than 1% of the outstanding ordinary shares.

B.            Related Party Transactions

All related party transactions and arrangements (or modifications of existing ones) with our related parties, transactions in which office holders of the Company have a personal interest, or transactions which raise issues of such office holders’ fiduciary duties, are subject to the applicable corporate approvals under the Companies Law.

Messrs. Yehuda and Zohar Zisapel are brothers and are our founders. On July 15, 2010 Mr. Yehuda Zisapel resigned from serving as director on our board of directors. On September 2, 2010, Mr. Zohar Zisapel was appointed as a director on our board until July 28, 2015, when he ceased serving as a director. Messrs. Yehuda and Zohar Zisapel are also founders, directors and principal shareholders of several corporations within the "Rad Group", from which we purchase certain services and equipment.

During 2018, we purchased from the "Rad Group" internet services for an amount of up to US$ 50,000, services and equipment for our research and development activities for an amount of up to US$ 200,000, and car leasing services for an amount of up to US$ 6,000. From January 2004 and until January 2017 we also sub-leased office space in Paramus, New Jersey, for an annual amount of up to US$ 24,000 (monthly rent payments of approximately US$ 2,000) from Radcom Equipment, Inc. The sub-lease was extended for a short period until April 2017 for a total of US$ 11,000, and as of April 2017 we lease office space (in the same building in which we leased office space under the previous sub-lease agreement) from Zohar Zisapel Properties, Inc. and Yehuda Zisapel Properties, Inc. (all of which are affiliated companies of the "Rad Group"), for monthly rent payments (including utilities) of approximately US$ 4,190.

During 2018, we sold Stand-alone Products and Smart Cards to members of the "Rad Group" for an amount of approximately US$ 1,063,000.

The material terms of the arrangements with the "Rad Group", described in the preceding paragraphs, occur within the Company's ordinary course of business, and on market terms. We believe that such arrangements are neither material to us nor unusual in their nature or conditions. We further believe that the terms of the transactions in which we have engaged and are currently engaged with members of the "Rad Group" are generally no less favorable to us than terms which might be available to us from other third parties.

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

We do not currently directly compete with members of the "Rad Group" and do not currently contemplate engaging in competition with any member of the "Rad Group" in the future. However, opportunities to develop, manufacture or sell new products (or otherwise enter new fields) may arise in the future, which opportunities might be pursued by us or by one or more members of the "Rad Group" to the exclusion of (or in competition with) members of the "Rad Group" (including us). In the event that any such opportunity arises, the directors then in office will determine whether or not we should seek to pursue it. Any such determination will be based upon such factors as the directors then deem relevant. However, in making any such determination, the directors will be bound by their fiduciary duties to the Company (and to any other corporation or other person to whom they then owe a fiduciary duty).

On July 22, 2002, our audit committee and the Board of Directors approved an Indemnification Agreement with our directors and office holders. Our shareholders approved the terms of this agreement in a General and Extraordinary Meeting held on January 7, 2004. In Amendment 3 to the Companies Law, effective as of 2005, the instances in which a company may indemnify its office holders and directors were broadened. In December 2007 each of our Audit Committee and Board of Directors approved a new form of Indemnification Agreement with our directors and office holders so as to reflect this amendment. Our shareholders approved the terms of this new Indemnification Agreement in January 2008. According to Amendment 16 to the Israeli Securities Law, and to a corresponding amendment to the Companies Law, both effective as of 2011, the ISA is authorized to impose administrative sanctions against companies like ours and their office holders for certain violations of the Israeli Securities Law or the Companies Law. These sanctions include monetary sanctions and certain restrictions on serving as a director or senior office holder of a public company for certain periods of time. The Israeli Securities Law and the Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and certain compensation payable to injured parties for damages suffered by them are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association, and receive the requisite corporate approvals. In January 2012 each of our audit committee and Board of Directors approved a new form of Indemnification Agreement with our directors and office holders so as to reflect this amendment, and our shareholders approved these amendments to the Articles of Association and a revised form of Indemnification Agreement for directors at the Annual General Meeting of the Shareholders held on April 11, 2012.

The Indemnification Agreement provides that our directors and office holders will be exempt from liability in certain circumstances. The Indemnification Agreement also provides for the indemnification by the Company for certain obligations and expenses imposed on the office holder in connection with act performed in his or her capacity as an office holder of the Company. This right to indemnification is limited, and does not cover, among other things, a breach of an office holder’s duty of loyalty, a willful breach of an office holder’s duty of care, or a reckless disregard for the circumstances or consequences of a breach of a duty of care. The right to indemnification also does not cover acts that are taken intentionally to unlawfully realize personal gain. The maximum amount of our liability under these Indemnification Agreements for any monetary obligation imposed on an office holder or a director in favor of another person by a judgment is currently US$ 3,000,000 for each instance of a covered scenario. In addition, we would be liable to indemnify the office holder or director for all reasonable litigation expenses with respect to certain proceedings. We have maintained liability insurance for our directors and office holders. On September 23, 2007 our shareholders approved the procurement of a policy, which provides for total coverage of up to US$ 4,000,000. All of our directors are parties to our Indemnification Agreements and are covered by our directors and office holders' insurance policy.

As per Amendment 20, it was decided on July 31, 2013, at the Extraordinary General Meeting of the Shareholders to adopt the Executive Compensation Policy of the Company, which was recommended by our Compensation Committee and approved by our Board of Directors, and was re-approved by our Compensation Committee, Board of Directors and Shareholders on June 8, 2016. Our approved Executive Compensation Policy includes the above referenced form of Indemnification Agreement to be entered into by the Company with our directors and office holders serving in such capacities from time to time, as well as the above referenced directors and office holders liability insurance policy. Under the Executive Compensation Policy, any change to the Indemnification Agreement or the insurance policy, including the cost and/or any changes which materially depart from the key terms of the current agreement and/or insurance policy (provided that such changes apply equally to all executives of the Company, including directors) will be submitted to the Company’s compensation committee and the board of directors for their approval but shall not, unless required by law or the Company’s Articles, be presented at a General Meeting of the shareholders.

See also "Item 6 – Directors and Senior Management – Compensation."

Item 8.           FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are included herein on pages F-1 through F-50.

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

A7.          Litigation

As of the date of this Annual Report, we are not a party to any material litigation and we are not aware of any pending or threatened litigation that would have a material adverse effect on us or our business.

A8.          Dividend Policy

On January 14, 2013, we announced that our Board of Directors has adopted a policy for distributing dividends, subject to all applicable laws. According to this policy, each year we will distribute a dividend of up to 50% of our annual distributable profits. Our Board of Directors reserves the right to declare additional dividend distributions, to change the rate of dividend distributions (either as a policy or on a one-time basis), to cancel a specific distribution or to cancel the policy as a whole at any time, at its sole discretion.  According to the said policy, the actual distribution of a dividend will be subject to meeting the conditions required by applicable law, including the distribution tests set forth in Section 302 of the Companies Law, and to the specific decision of the Company's Board of Directors for each distribution.  On March 15, 2018, our Board of Directors adopted a resolution to suspend the dividend policy until further notice.

 B.           Significant Changes

Since the date of the annual financial statements included in this Annual Report, no significant changes have occurred.

Item 9.           THE OFFER AND LISTING

A.            Offer and Listing Details

Markets and Share Price History

Following our delisting from trading on the TASE, the only trading market for our ordinary shares is the NASDAQ Global Select Market, where our shares have been listed and traded under the symbol SILC since January 2, 2014.  Prior thereto, our shares were listed and traded on the NASDAQ Global Market (previously NASDAQ National Market) under the symbol SILC (previously SILCF) from February 11, 2008. Prior thereto, our shares were listed and traded on the NASDAQ Capital Market (previously known as the NASDAQ Small-Cap).

The table below sets forth the high and low reported sales prices in Dollars of our ordinary shares, as reported by NASDAQ during the indicated periods:

PERIOD	LOW	HIGH
LAST 6 CALENDAR MONTHS
March 2019	35.86	40.19
February 2019	35.31	40.36
January 2019	30.58	37.73
December 2018	32.10	41.10
November 2018	35.13	44.70
October 2018	38.69	45.50
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
First Quarter 2019	30.58	40.36
Fourth Quarter 2018	32.10	45.50
Third Quarter 2018	36.59	44.68
Second Quarter 2018	33.12	43.50
First Quarter 2018	32.00	77.95
Fourth Quarter 2017	56.99	77.05
Third Quarter 2017	43.75	59.43
Second Quarter 2017	43.56	55.66
FIVE MOST RECENT FULL FINANCIAL YEARS
2018	32.00	77.95
2017	34.86	77.05
2016	25.48	44.00
2015	24.86	48.43
2014	26.00	73.44

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

PERIOD	LOW	HIGH
FIVE MOST RECENT FULL FINANCIAL YEARS
2015	96.01	189.60
2014	89.74	257.20

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

We currently have only one class of outstanding shares, our Ordinary Shares, having a nominal value of NIS 0.01 per share. Holders of Ordinary Shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of a liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. No preferred shares are currently authorized.

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

                Pursuant to the Companies Law, resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	Appointment or termination of our auditors;

•
Appointment and dismissal of external directors, unless the company elects to opt-in to the exemptions promulgated under the Amendment to the Relief Regulations as detailed above, under which there is no requirement to appoint external directors;

•	Approval of interested party acts and transactions requiring general meeting approval as provided in sections 255 and 268 to 275 of the Companies Law;

•	A merger as provided in section 320(a) of the Companies Law;

•
The exercise of the powers of the board of directors, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in section 52(a) of the Companies Law;

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

The Companies Law

We are subject to the provisions of the Companies Law. The Companies Law codifies the fiduciary duties that "office holders", including directors and executive office holders, owe to a company. An office holder, as defined in the Companies Law, is a general manager (also referred to as the "chief executive officer"), chief business manager, deputy general manager, vice general manager, executive Vice-President, Vice-President, any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title, as well as a director, or another manager directly subordinate to the general manager. Each person listed in the table in "Item 6 – Directors, Senior Management and Employees" above is an office holder of Silicom.

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

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders when exercising his or her rights and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

•	Any amendment to the articles of association;

•	An increase of the company’s authorized share capital;

•	A merger; or

•	Approval of interested party acts and transactions that require general meeting approval as provided in sections 255 and 268 to 275 of the Companies Law.

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

In addition, the Companies Law includes a code of recommended corporate governance practices, which was added to the Companies Law following the enactment of Amendment 16. In the explanatory notes to Amendment 16, the Knesset noted that an "adopt or disclose non-adoption" regulation would be issued by the ISA with respect to such code. As of the date of this Annual Report, the ISA has issued reporting instructions with respect to this code which are applicable only to publicly traded companies whose securities are traded solely on the Tel Aviv Stock Exchange and which report solely to the ISA.

The ISA is authorized to impose fines on any person or company performing a violation, in connection with a publicly traded company which reports to the ISA, and specifically designated as a violation under Amendment 16.

Although we expect to be in compliance with the Companies Law, there is no assurance that we will not be required to adjust our current corporate governance practices, as discussed in this annual report, pursuant to the provisions of the Companies Law.

The Israeli Securities Law

The Israeli Securities Law includes provisions relating to administrative enforcement procedure which are applicable to Israeli public companies, including companies which are listed for trading on the NASDAQ Global Market, which are designated to enable the ISA to enhance the efficacy of enforcement in the securities market in Israel. The administrative enforcement procedure may be applied to any company or person (including director, office holder or shareholder of a company) performing any of the actions specifically designated as breaches of law under the Securities Law.

Furthermore, the Securities Law requires that the chief executive officer of a company supervise and take all reasonable measures to prevent the company or any of its employees from breaching the Securities Law.

Under the Securities Law, a company cannot obtain insurance against or indemnify a third party (including its office holders and/or employees) for any administrative procedure and/or monetary fine (other than for certain legal expenses and payments of damages to an injured party). The Securities Law permits insurance and/or indemnification for expenses related to an administrative procedure, such as reasonable legal fees, provided that it is permitted under the company's articles of association. In January 2012 each of our Audit Committee and Board of Directors approved a new form of Indemnification Agreement with our directors and office holders serving in such positions from time to time so as to reflect this amendment, subject to approval of our shareholders to the relevant changes required to our Articles. Our shareholders approved these amendments to the Articles and a revised form of Indemnification Agreement for directors serving in such capacity from time to time, at the Annual General Meeting of the Shareholders held on April 11, 2012. As per Amendment 20, it was decided on July 31, 2013, at the Extraordinary General Meeting of the Shareholders to adopt the Executive Compensation Policy of the Company, which had been recommended by our Compensation Committee and approved by our Board of Directors.  The Policy was re-approved by our shareholders at the Annual General Meeting which took place on June 8, 2016. Our approved Executive Compensation Policy includes the above referenced form of Indemnification Agreement to be entered into by the Company with our directors and office holders serving in such capacities from time to time.

We periodically review all of our internal policies and procedures in order to ensure compliance with all the securities laws to which we are subject. There is no assurance that we will not be required to take certain actions in order to enhance our compliance with the securities laws to which we are subject, such as adopting and implementing an internal enforcement plan as well as additional internal policies and procedures in order to reduce our exposure to potential breaches of the Securities Law.

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

•
Independence, Nomination and Compensation of Directors – A majority of our board of directors may not necessarily be comprised of independent directors as defined in NASDAQ Listing Rule 5605(a)(2). Our board of directors contains two external directors in accordance with the provisions of the Companies Law. Israeli law does not require, nor do our external directors conduct, regularly scheduled meetings at which only they are present. In addition, with the exception of our external directors, our directors are elected to our board of directors in accordance with the provisions set forth in our Amended and Restated Articles of Association, as approved by our shareholders on the Annual General Meeting which took place on June 8, 2016. According to our Amended and Restated Articles of Association, directors are divided into three groups, Group A, Group B and Group C. Each group is brought for re-election once every three years, on a rotating basis, such that at each annual general meeting of the shareholders a given group of directors is brought for election, to serve on a continuous basis for a three-year term, until the third annual general meeting following the meeting on which such group was elected for service and until their respective successors are duly elected, at which point their term in office shall expire. At each annual general meeting, the annual general meeting shall be entitled to elect directors to replace the directors whose three-year term in office has expired, and so on ad infinitum, so that each year, the term in office of one group of directors shall expire. The nominations for director which are presented to our shareholders are generally made by our board of directors. One or more shareholders of a company holding at least one percent of the voting power of the company may nominate a currently serving external director for an additional three year term. Israeli law does not require the adoption of, and our board has not adopted, a formal written charter or board resolution addressing the nomination process and related matters. Compensation of our directors and other office holders of the Company is determined in accordance with Israeli law.

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

Fiberblaze Share Purchase Agreement

On December 10, 2014, we entered into the Fiberblaze SPA with Fiberblaze, Fiberblaze Holding, Hilmer, Jakob Hilmer and Nikolaj Herman (Fiberblaze Holding and Hilmer together, the "Selling Shareholders"). Under the Fiberblaze SPA, we purchased all of the share capital of Fiberblaze and Fiberblaze US LLC, a New York company and wholly owned subsidiary of Fiberblaze, for consideration of approximately US$ 10,000,000 in cash (of which US$ 3,000,000 was deposited in an escrow account to be distributed in accordance with specific terms or to be released to the Selling Shareholders upon the lapse of 18 months from the date of the Fiberblaze SPA), subject to certain adjustments, as well as additional consideration to be paid upon the attainment of future performance milestones relating to Fiberblaze revenues and achievement of design wins until August 31, 2015 (the "Additional Consideration"). Under the terms of the Fiberblaze SPA, ninety percent of the Additional Consideration, which amounted to US$ 1,460,000, was paid in cash during 2016, and the remaining ten percent was paid by way of a grant of 6,704 options to purchase the Company’s ordinary shares with an exercise price equal to the closing trading price of the Company's ordinary shares on the NASDAQ Stock Market on the date of grant. For additional information see Note 3B to our consolidated financial statements included elsewhere in this annual report (in which Fiberblaze is referred to as Silicom Denmark).

ADI Engineering Asset Purchase Agreement

On September 30, 2015, we, together with one of our wholly owned subsidiaries, Silicom Connectivity Solutions, Inc., entered into the ADI APA with ADI, Steve Yates and Patricia Yates. Under the ADI APA, we purchased ADI's assets in consideration for an amount equal to US$ 10,000,000 in cash at closing, as well as the Excess Consideration to be paid upon the attainment of future performance milestones for each of the years 2015, 2016 and 2017. In April 2016 we paid the Excess Consideration for the attainment of the 2015 performance milestone detailed in the ADI APA, in the amount of US$ 3,000,000. In 2017 and 2018 we did not pay any Excess Consideration since the respective performance milestones for 2016 and for 2017, respectively, were not attained. For additional information see Note 3A to our consolidated financial statements included elsewhere in this annual report.

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

General Corporate Tax

Israeli companies are subject to corporate tax at the rate of 25% as of 2016, 24% as of 2017, and 23% as from 2018. However, the effective tax rate payable by a company which derives income from a "Benefited Enterprise" or from a "Preferred Enterprise" (as further discussed below) may be considerably less.

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

The Encouragement of Capital Investments Law, 1959 (the "Investment Law")

Pursuant to the Investment Law, a "Preferred Enterprise" is entitled to a reduced corporate flat tax rate of 15% with respect to its preferred income derived by its "Preferred Enterprise" in 2011-2012, unless the "Preferred Enterprise" is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rates are 12.5% and 7% with respect to 2013, 16% and 9% with respect to 2014, 16% and 9% with respect to 2015-2016 and 16% and 7.5% with respect to 2017 and thereafter. Income derived by a "Special Preferred Enterprise" (as such term is defined in the Investment Law) are entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the "Special Preferred Enterprise" is located in a certain development zone. Under the Investment Law, the tax incentives offered are not dependent on minimum qualified investments or on foreign ownership. Companies may be able to enjoy both government grants and tax benefits concurrently.

"Preferred Income" is defined as income from the sale of products of the "Preferred Enterprise" (including components that were produced by other enterprises); income from the sale of semiconductors by other non-related enterprises which use the Preferred Enterprise’s self-developed know-how; income for providing a right to use the Preferred Enterprise’s know-how or software; royalties from the use of the know-how or software which was confirmed by the chief of the appointed authority to be related to the production activity of the "Preferred Enterprise" and services with respect to the aforementioned sales. In addition, the definition of "Preferred Income" also includes income from the provision of industrial R&D services to foreign residents to the extent that the services were approved by the Head of Research for the Industrial Development and Administration.

"Preferred Enterprise" is defined as an Industrial Enterprise (including, inter alia, an enterprise which develops software, an enterprise which provides approved R&D services to foreign residents and an enterprise which the IIA confirmed is carrying out R&D in the field of alternative energy), which generally more than 25% of its business income is from export to market consisting more than 14 million residents.

Chapter B2 of the Investment Law determines the conditions and limitations applying to the tax benefits offered to a "Special Preferred Enterprise". Chapter B2 determines that a "Special Preferred Enterprise" is entitled to benefited corporate income tax rate: of 5% if located in a preferred zone and 8% if not.

"Special Preferred Enterprise" is defined as a "Preferred Enterprise" which meets one of the following conditions: (a) its Preferred Income is equal to or exceeds NIS 1 billion; (b) the total income of the company which owns the "Preferred Enterprise" or which operates in the same field of the "Preferred Enterprise" and which consolidates in its financial reports the company that owns the "Preferred Enterprise" equals or exceeds NIS 10 billion; and (c) its business plan was approved by the authorities as significantly benefitting the Israeli economy, either by an investment of at least NIS 400 - 800 million in assets; Annual growth of 100 - 150 million NIS in R&D (or half of this amount if the average annual R&D is above NIS 500 million) compared to the average R&D in the three tax years prior to the year of approval; or the employment of at least 250 to 500 new employees, for preferred zones and regular zones, respectively.

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

The Company elected in 2014 to be taxed as a "Preferred Enterprise" under the Investment Law, commencing with the 2014 fiscal year.

There can be no assurance that we will comply with the conditions of the Investment Law in the future or that we will be entitled to any additional benefits under the Investment Law and whether the influence of any changes to the Investment Law will be beneficial to the Company or not.

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

Taxation of our Shareholders

Capital Gains Taxes Applicable to Israeli Resident Shareholders.

In general, an individual is subject to a 25% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a "substantial shareholder" in the company issuing the shares. A "substantial shareholder" is generally a person who alone, or together with his relative or another person who collaborates with him on a permanent basis, holds, directly or indirectly, at least 10% of any of the "Means of control" of the corporation. "Means of control" generally include the right to vote, receive profits, nominate a director or an office holder, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right.

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

Excess Tax.

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% in 2017 and thereafter (2% in 2016-2013) on annual income exceeding a certain threshold (NIS 649,560 as of 2019, NIS 641,880 as of 2018, NIS 640,000 as of 2017 and NIS 803,520 as of 2016, NIS 810,720 as of 2015, NIS 811,560 as of 2014 and 2013), including, but not limited to, dividends, interest and capital gains.

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

A U.S. person who inherits shares in a foreign corporation that was a PFIC in the hands of the decedent (other than a decedent who was a nonresident alien at all times during his holding period in the shares) who did not make either of the elections described above, is denied the otherwise available step-up in the tax basis of such shares to fair market value at the date of death. The U.S. person steps into the shoes of the decedent and will be subject to the rules described above.

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

The Israeli tax returns of the Company are open for examination by the Israeli Tax Authority for tax years beginning in 2014.

The Federal tax returns of our U.S. subsidiary are open for examination by the Federal Tax Authorities for tax years beginning in 2015. The New Jersey state tax returns of the U.S. subsidiary are open to examination by the New Jersey State Tax Authority for the tax years beginning in 2014. The California State Tax returns of the U.S. subsidiary are open to examination by the California State Tax Authority for tax years beginning in 2014. The Virginia State Tax returns of the U.S. subsidiary are open to examination by the Virginia State Tax Authority for tax periods beginning in 2015.  The Tennessee State Tax returns of the U.S. subsidiary are open for examination by the Tennessee State Tax Authority for tax years beginning in 2016.  The New Mexico and New York State Tax returns of the U.S. subsidiary are open for examination by the respective jurisdiction tax authorities for tax years beginning in 2017. The Texas State Tax returns of the U.S. subsidiary are open for examination by the respective jurisdiction tax authorities for tax years beginning in 2018.

The Danish tax returns of our Danish subsidiary are open for examination by the Danish Tax Authority for tax years beginning on September 1, 2014.

The Federal tax returns, New York State tax returns and New York City tax returns of Fiberblaze US LLC, our U.S. granddaughter company which was voluntarily liquidated in August 2017, are open for examination by the Federal, New York State and New York City Tax Authorities, respectively, for tax years beginning on September 1, 2015.

Tax Cuts and Jobs Act

On December 22, 2017, President Trump signed into law H.R. 1, originally known as the "Tax Cuts and Jobs Act" (the "Tax Act") which reformed the Internal Revenue Code of 1986, as amended. The Tax Act instituted fundamental changes to the US tax system. The Tax Act also permanently reduces the corporate income tax rate to 21% effective as of January 1, 2018, which will impact us by reduction of the corporate income tax rate of our US subsidiary to 21% effective January 1, 2018.

F.             Dividends and Paying Agents

Not applicable

G.            Statement by experts

Not applicable

H.            Documents on Display

We are required to file reports and other information with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act") and the regulations thereunder applicable to foreign private issuers. Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies, we generally do publicly announce our quarterly and year-end results promptly and file periodic information with the SEC under cover of Form 6-K. We are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our office holders, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

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

Interest Rate Risk

As of December 31, 2018, our investment portfolio consisted of approximately US$ 47.2 million invested in corporate and government debt securities. These securities are classified as "held to maturity". All of the Company's investments are in fixed-rate instruments. In addition, since the securities are "held to maturity", any changes in fair value of the Company's instruments due to fluctuations in the interest rates, that are not classified as other-than-temporary impairment (OTTI), do not affect the Company's profit or loss.

For quantitative information on the Company's marketable securities, please see Note 5 to our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2018, we did not have any short or long term interest bearing loans or debts, hence with respect to the Company's business operations, we do not have any exposure to interest rate risk.

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

As of December 31, 2018, we had accounts receivable in NIS or in funds linked thereto in the amount of US$ 3,927 thousand. Market risk was estimated as the potential decrease in balance resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the balance of our accounts receivable would decrease by US$ 357 thousand. As of December 31, 2018 we had accounts payable in NIS or linked thereto in the amount of US$ 9,535 thousand. Market risk was estimated as the potential increase in balance resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such decrease in the Dollar exchange rate, the balance of our accounts payable would increase by US$ 1,059 thousand.

As of December 31, 2018, we had accounts receivable in EURO and DKK, or in funds linked thereto, in the amount of US$ 479 thousand. Market risk was estimated as the potential decrease in balance resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the balance of our accounts receivable would decrease by US$ 44 thousand. As of December 31, 2018, we had accounts payable in EURO and DKK, or linked thereto, in the amount of US$ 950 thousand. Market risk was estimated as the potential increase in balance resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such decrease in the Dollar exchange rate, the balance of our accounts payable would increase by US$ 106 thousand.

In 2018, there was a an increase of 8.10% in the Dollar exchange rate to the NIS which resulted in an aggregate decrease in the fair value of our assets of US$ 601 thousand and an aggregate decrease in the fair value of our liabilities of US$ 939 thousand.

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

Our operating expenses may be affected by fluctuations in the value of the U.S. dollar as it relates to the NIS. By way of example, a hypothetical 10% weakening in the value of the U.S. Dollar relative to the NIS in 2018 would have resulted in an increase in operating expenses of approximately US$ 1,163 thousand for the year ended December 31, 2018. In addition, our operating expenses may be affected by fluctuations in the value of the U.S. Dollar as it relates to the DKK. By way of example, a hypothetical 10% weakening in the value of the U.S. dollar relative to the DKK in 2018 would have resulted in an increase in operating expenses of approximately US$ 408 thousand for the year ended December 31, 2018.

As of December 31, 2018, all of our investments, other than a portion of our cash and cash equivalents comprising a small portion of our overall investment portfolio, consisted of investments denominated in U.S. Dollars, and our portfolio is therefore not subject to significant exposure to foreign currency exchange risk.

As of December 31, 2018, we were not engaged in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations.

Credit Risk

Our investment portfolio includes "held to maturity" marketable securities. These securities include investments issued by highly rated corporations. As of December 31, 2018, the rating of the securities in our portfolio was at least A-. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations), which were exacerbated by the recent turmoil that has affected the financial markets and the global economy and caused credit issues for a number of reputable financial institutions. Any changes in fair value of our investment securities due to credit risk do not affect our profit or loss unless there is other than temporary impairment (see Note 2F to our financial statements for the year ended December 31, 2018).

As of December 31, 2018, we were not required to adjust the carrying value of our investment securities since there were no other-than-temporary impairments.

In addition, as of December 31, 2018, three of our customers accounted for approximately 50% of our accounts receivables. We expect that a small number of customers will account for a significant portion of our accounts receivable for the foreseeable future. Difficulties in the fulfillment of the financial obligations of one or more of such customers may expose us to credit risk and may have a material adverse effect on our business and our financial condition and results. For additional information see "Item 3.D. Key Information – Risk Factors - Difficulties in the fulfillment of financial obligations of one or more of our customers may have an adverse effect on our ability to consummate the collection of consideration payable under purchase orders placed by, or invoiced to, such customers under one or more Design Wins in relation to which such customers operate" and Note 13C to our financial statements for the year ended December 31, 2018.

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

Management assessed our internal control over financial reporting as of December 31, 2018, the end of our fiscal year. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control — Integrated Framework (2013)".

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2018 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. We reviewed the results of management’s assessment with the Audit Committee of our Board of Directors.

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

Item 16B.      CODE OF ETHICS

Our company has adopted a code of ethics, which applies to all our employees, office holders and directors, including our Chief Executive Officer, our Chief Financial Officer, our Director of Finance and our Corporate Controller.

Item 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services for the audit of the Company’s consolidated annual financial statements for the years ended December 31, 2018 and 2017, audit-related services and tax services rendered by Somekh Chaikin, a member firm of KPMG International.

	2018	2017
Audit Fees(1)	$120,000	$127,000
Audit-Related Fees(2)	--	$6,500
Tax Fees(3)	$10,000	$19,000

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

•
A majority of our board of directors may not necessarily be comprised of independent directors as defined in the NASDAQ Listing Rules, but our board of directors contains two external directors in accordance with the Companies Law. Israeli law does not require, nor do our external directors conduct, regularly scheduled meetings at which only they are present. In addition, with the exception of our external directors, In addition, with the exception of our external directors, our directors are elected to our board of directors in accordance with the new directors voting mechanism approved by our shareholders on the Annual General Meeting which took place on June 8, 2016. According to said directors voting mechanism, directors are divided into three groups, Group A, Group B and Group C. Each group is brought for re-election once every three years, on a rotating basis, such that at each annual general meeting of the shareholders a given group of directors is brought for election, to serve on a continuous basis for a three-year term, until the third annual general meeting following the meeting on which such group was elected for service and until their respective successors are duly elected, at which point their term in office shall expire. At each annual general meeting, the annual general meeting shall be entitled to elect directors to replace the directors whose three-year term in office has expired, and so on ad infinitum, so that each year, the term in office of one group of directors shall expire. The nominations for director which are presented to our shareholders are generally made by our board of directors. Pursuant to the Companies Law, one or more shareholders of a company holding at least one percent of the voting power of the company may nominate a currently serving external director for an additional three year term. Israeli law does not require the adoption of, and our board has not adopted, a formal written charter or board resolution addressing the nomination process and related matters. Compensation of our directors and other office holders of the Company is determined in accordance with Israeli law;

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

See pages F-1 to F-50.

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

4.2
Lease between the Company and C.P.M Medical Equipment Ltd., for additional space in our premises in Kfar Sava, Israel, dated December 23, 2018. As this lease is written in Hebrew, a summary is included in the Exhibit. (*)

4.3
Sublease Agreement between the Company and Lumenis Ltd. for the site of our manufacturing facility in Yokne'am, Israel, dated August 1, 2013, and an amendment dated November 21, 2013, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2013, as filed with the Securities and Exchange Commission on March 20, 2014, and incorporated herein by reference. As this sublease agreement and the amendment are written in Hebrew, a summary was included in the Exhibit.

4.4
Lease between the Company and Naji Ezekiel & Sons - Management and Maintenance Ltd., for office space in Yokne'am Illit, dated as of August 15, 2016, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2016, as filed with the Securities and Exchange Commission on April 28, 2017, and incorporated herein by reference. As this lease agreement is written in Hebrew, a summary was included in the Exhibit.

4.5
Amendment to the lease agreement between the Company and Naji Ezekiel & Sons - Management and Maintenance Ltd., dated January 22, 2019. As this sublease agreement and the amendment are written in Hebrew, a summary was included in the Exhibit. As this amendment is written in Hebrew, a summary is included in the Exhibit. (*)

4.6
Lease between Silicom Connectivity Solutions, Inc. and RAD Data Communications Inc., for space in Mahwah, New Jersey, dated as of September 1, 1997, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001, and incorporated herein by reference.

4.7
Sublease Agreement between Silicom Connectivity Solutions, Inc. and Radcom Equipmet, Inc., for space in Paramus, New Jersey, dated as of February 1, 2004, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission on June 30, 2004, and incorporated herein by reference.

4.8
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

4.9
The Executive Compensation Policy of the Company approved by the Shareholders on July 31, 2013, filed by us as Annex A to Proposal 1 found in Exhibit 2 to the Form 6-K as filed with the Securities and Exchange Commission on June 26, 2013, and incorporated herein by reference.

4.10
Share Purchase Agreement by and among the Company, Fiberblaze A/S, Fiberblaze Holding APS, and Hilmer APS, dated December 10, 2014, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2014, as filed with the Securities and Exchange Commission on March 24, 2015, and incorporated herein by reference.

4.11
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

SILICOM LIMITED By: /s/ Shaike Orbach Shaike Orbach Chief Executive Officer

April 25, 2019

Silicom Ltd.

and its Subsidiaries

Consolidated
Financial Statements

As of and for the year ended
December 31, 2018

Silicom Ltd. and its Subsidiaries
Consolidated Financial Statements as of December 31, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
 Silicom Ltd.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Silicom Ltd. and subsidiaries (the Company) as of December 31, 2017 and 2018, the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Tel Aviv, Israel
March 18, 2019

Silicom Ltd. and its Subsidiaries

Consolidated Balance Sheets as of December 31

			2017	2018
	Note		US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	4		17,021	26,808
Marketable securities	2F, 5		7,752	1,600
Accounts receivable:
Trade, net	2	G	40,742	23,453
Other	6		5,823	9,487
Related parties			625	364
Inventories	7		51,487	42,369

Total current assets			123,450	104,081

Marketable securities	2F, 5		5,945	45,612

Assets held for employees' severance benefits	10		1,591	1,517

Deferred tax assets	15	G	899	894

Property, plant and equipment ("PPE"), net	8		4,121	3,670

Intangible assets, net	9		1,047	966

Goodwill			25,561	25,561

Total assets			162,614	182,301

Avi Eizenman	Shaike Orbach	Eran Gilad
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Kfar-Saba, Israel
March 18, 2019

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Balance Sheets as of December 31 (Continued)

		2017	2018
	Note	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable		12,619	15,389
Other accounts payable and accrued expenses		6,420	6,133
Related parties		10	18

Total current liabilities		19,049	21,540

Long-term liabilities
Liability for employees' severance benefits	10	2,765	2,612

Total liabilities		21,814	24,152

Commitments and contingencies	11

Shareholders' equity	12
Ordinary shares, ILS 0.01 par value; 10,000,000 shares
authorized; 7,564,502 and 7,574,176 issued as at
December 31, 2017 and 2018, respectively;
7,549,531 and 7,559,205 outstanding as at
December 31, 2017 and 2018, respectively		22	22
Additional paid-in capital		51,909	54,621
Treasury shares (at cost) - 14,971 ordinary shares as at
December 31, 2017 and 2018		(38)	(38)
Retained earnings		88,907	103,544

Total shareholders' equity		140,800	158,149

Total liabilities and shareholders’ equity		162,614	182,301

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries
Consolidated Statements of Operations for the Year Ended December 31

			2016	2017	2018
			US$ thousands
	Note		Except for share and per share data

Sales*	2M, 13		100,347	125,690	133,753
Cost of sales			61,796	79,762	91,697

Gross profit			38,551	45,928	42,056

Operating expenses
Research and development**			12,663	13,915	14,820
Sales and marketing			6,423	6,722	6,642
General and administrative			3,969	4,507	3,943
Contingent consideration benefit	3		(334)	(4,642)	-

Total operating expenses			22,721	20,502	25,405

Operating income			15,830	25,426	16,651
Financial income, net	14		35	156	923

Income before income taxes			15,865	25,582	17,574

Income taxes	15		2,728	3,868	2,937

Net income			13,137	21,714	14,637

Income per share:
Basic income per ordinary share (US$)	2	S	1.789	2.912	1.938

Diluted income per ordinary share (US$)			1.767	2.856	1.912

Weighted average number of ordinary
shares used to compute basic income
per share (in thousands)			7,344	7,456	7,552

Weighted average number of ordinary
shares used to compute diluted income
per share (in thousands)			7,435	7,602	7,657

* Including sales to related parties in the amount of US$ 762 thousand, US$ 1,275 thousand and US$ 1,063 thousand in 2016, 2017 and 2018, respectively.

** Including services from related parties in the amount of US$ 351 thousand, US$ 170 thousand and US$ 311 thousand in 2016, 2017 and 2018, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

	Ordinary shares		Additional paid-in capital	Treasury shares	Retained earnings	Total shareholders’ equity
	Number of shares(1)	US$ thousands

Balance at
January 1, 2016	7,284,344	21	44,101	(38)	68,750	112,834

Exercise of options and RSUs(2)	97,269	1	951	-	-	952
Share-based compensation	-	-	1,781	-	-	1,781
Dividend (US $1.00 per share)	-	-	-	-	(7,312)	(7,312)
Net income	-	-	-	-	13,137	13,137

Balance at
December 31, 2016	7,381,613	22	46,833	(38)	74,575	121,392

Exercise of options and RSUs(2)	167,918	*-	2,651	-	-	2,651
Share-based compensation	-	-	2,425	-	-	2,425
Dividend (US $1.00 per share)	-	-	-	-	(7,382)	(7,382)
Net income	-	-	-	-	21,714	21,714

Balance at
December 31, 2017	7,549,531	22	51,909	(38)	88,907	140,800

Exercise of options and RSUs(2)	9,674	*-	288	-	-	288
Share-based compensation	-	-	2,424	-	-	2,424
Net income	-	-	-	-	14,637	14,637

Balance at
December 31, 2018	7,559,205	22	54,621	(38)	103,544	158,149

(1)	Net of 14,971 shares held by Silicom Inc.
(2)	Restricted share units (hereinafter - "RSUs")
*	Less than 1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows for the Year Ended December 31

	2016	2017	2018
	US$ thousands
Cash flows from operating activities
Net income	13,137	21,714	14,637

Adjustments required to reconcile net income to
net cash provided by (used in) operating activities:
Depreciation and amortization	3,856	3,799	3,293
Write-down of obsolete inventory	3,170	2,918	6,211
Discount on marketable securities, net	358	217	32
Share-based compensation expense	1,550	2,425	2,424
Deferred taxes, net	(260)	453	5
Changes in assets and liabilities:
Accounts receivable - trade	(4,007)	(13,237)	16,985
Accounts receivable - other	(1,832)	(2,475)	(3,384)
Accounts receivable - related parties	56	(208)	261
Change in liability for employees' severance benefits, net	126	171	(79)
Inventories	(21,426)	(10,287)	2,540
Trade accounts payable	1,809	1,698	3,059
Other accounts payable and accrued expenses	1,098	(1,144)	(314)
Contingent consideration benefit	(334)	(4,642)	-
Accounts payable - related parties	(8)	6	8
Net cash provided by (used in) operating activities	(2,707)	1,408	45,678

Cash flows from investing activities
Purchase of property, plant and equipment	(1,441)	(1,690)	(1,345)
Investment in intangible assets	-	(11)	(1,022)
Proceeds from maturity of marketable securities	8,575	16,175	7,750
Purchases of marketable securities	-	(5,961)	(41,670)
Net cash provided by (used in) investing activities	7,134	8,513	(36,287)

Cash flows from financing activities
Exercise of options	952	2,651	288
Dividend	(7,312)	(7,382)	-
Payment made in connection with contingent consideration	(4,463)	-	-
Net cash provided by (used in) financing activities	(10,823)	(4,731)	288

Effect of exchange rate changes on cash balances held	135	(86)	108

Increase (decrease) in cash and cash equivalents	(6,261)	5,104	9,787

Cash and cash equivalents at beginning of year	18,178	11,917	17,021
Cash and cash equivalents at end of year	11,917	17,021	26,808

Supplementary cash flow information
A. Non-cash transactions:
Investments in PPE and intangible assets	39	119	146
B. Cash paid during the year for:
Income taxes	4,648	4,584	3,260

The accompanying notes are an integral part of these consolidated financial statements

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

Substantially all sales of the Company are made outside of Israel (see Note 13A regarding geographical distribution), in US dollars ("dollars"). Most purchases of materials and components, and a significant part of the marketing costs are made or incurred, primarily in dollars. Therefore, the functional currency of the Company is the dollar.

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

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

 F.             Marketable securities (cont’d)

Such amortization and accretion are included in the "Financial income, net" line item in the consolidated statements of operations.

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

As of December 31, 2017 and 2018, the provision for doubtful accounts receivable amounted to US$ 20 thousand.

H.	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the "weighted average-cost" method.
The Company writes down obsolete or slow moving inventory to its net realizable value.

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

Goodwill is reviewed for impairment at least annually in accordance with ASC 350, Testing Goodwill for Impairment. ASC 350 provides an entity the option to perform a qualitative assessment to determine whether it is more likely than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more likely than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

 K.             Goodwill and other intangible assets (cont’d)

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed. During the year ended December 31, 2018, no impairments were found and therefore no impairment losses were recorded.

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

In accordance with Impairment or Disposal of Long-Lived Assets Subsections of FASB ASC Subtopic 360-10, Property, Plant, and Equipment - Overall long-lived assets, such as property, plant, equipment and purchased intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or an asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

M.	Revenue recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers, a new accounting standard related to revenue recognition. ASC 606 supersedes nearly all U.S. GAAP on revenue recognition and eliminated industry-specific guidance. The underlying principle of ASC 606 is to recognize revenue when a customer obtains control of the promised goods at an amount that reflects the consideration that is expected to be received in exchange for those goods. It also requires increased disclosures including the nature, amount, timing, and uncertainty of revenues and cash flows related to contracts with customers. The Company adopted ASC 606 at the beginning of the first quarter of fiscal 2018, and implemented new accounting policies and internal controls necessary to support the requirements of ASC 606. The adoption of ASC 606 did not have any impact on the Company's revenue recognition.

The Company recognizes revenue upon transfer of control of the promised goods in a contract with a customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. Transfer of control occurs once the customer has the contractual right to use the product, generally upon shipment or once delivery and risk of loss has transferred to the customer.  The Company accounts for a contract with customer when it has approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The Company identifies separated contractual performance obligations and evaluates each distinct performance obligation within a contract, whether it is satisfied at a point in time or over time.  All of the Company's performance obligations for the reported periods were satisfied at a point in time.

Revenue is allocated among performance obligations in a manner that reflects the consideration that the Company expects to be entitled to for the promised goods based on standalone selling prices (SSP). SSP are estimated for each distinct performance obligation and judgment may be required in their determination. The best evidence of SSP is the observable price of the product when the Company sell the goods separately in similar circumstances and to similar customers.

Until January 1, 2018, revenues from sales of products were recognized upon delivery provided that the collection of the resulting receivable was reasonably assured, there was persuasive evidence of an arrangement, no significant obligations remained and the price was fixed or determinable.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from revenues in the consolidated statements of operations.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

N.	Research and development costs

Capitalization of software development costs related to programmable components incorporated into the Company's products, are charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all software costs are capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. The company has determined that technological feasibility for its software components of hardware products is reached after all high-risk development issues have been resolved through coding and testing. Amortization begins once the software is ready for its intended use, generally based on the pattern in which the economic benefits will be consumed. The amortization of these costs is included in cost of revenue over the estimated life of the products. The Company started to capitalize internal software development costs during 2018. The Company did not capitalize any internal software development costs for the year ended December 31, 2017 and 2016, because the cost incurred and the time between technological feasibility and product release was insignificant. Other costs incurred in the research and development of the Company’s products are expensed as incurred.

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

The following table summarizes information related to the computation of basic and diluted income per ordinary share for the years indicated.

	Year ended December 31
	2016	2017	2018
Net income attributable to ordinary shares
(US$ thousands)	13,137	21,714	14,637

Weighted average number of ordinary shares outstanding
used in basic income per ordinary share calculation	7,343,696	7,455,528	7,552,094

Add assumed exercise of outstanding dilutive potential
ordinary shares	91,485	146,443	105,236

Weighted average number of ordinary shares outstanding
used in diluted income per ordinary share calculation	7,435,181	7,601,971	7,657,330

Basic income per ordinary shares (US$)	1.789	2.912	1.938

Diluted income per ordinary shares (US$)	1.767	2.856	1.912

The weighted average number of shares related to options
and RSUs excluded from the diluted earnings per share
calculation because of anti-dilutive effect	9,633	-	171,086

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

T.	Comprehensive Income

For the years ended December 31, 2016, 2017 and 2018, comprehensive income equals net income.

U.	Fair Value Measurements

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

(1)           Credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, marketable securities, trade receivables and assets held for employees’ severance benefits. Cash and cash equivalents balances of the Company, which are subject to credit risk, consist of cash accounts held with major financial institutions. Marketable securities consist of held to maturity marketable securities issued by highly rated corporations. As of December 31, 2017 and 2018, the ratings of the securities in the Company's portfolio was at least A and A- respectively. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations). The Company closely monitors extensions of credit and has never experienced significant credit losses. See note 13.

 (2)           Significant customers

The Company's top three customers accounted for approximately 36% of its revenues in 2018. The Company expects that a small number of customers will continue to account for a significant portion of its revenues for the foreseeable future. See note 13.

W.          Liabilities for loss contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

X.	Recent Accounting Pronouncements

(1)
In February 2016, the FASB issued ASU 2016-02, which requires lessees to recognize most of their leases on balance sheet as a right-of-use asset and a lease liability. This ASU is effective for interim and annual periods in fiscal years beginning after December 15, 2018. The Company will adopt ASU 2016-02 utilizing the modified retrospective transition method through a cumulative-effect adjustment at the beginning of its first quarter of 2019. The Company evaluated the impact of adopting ASU 2016-02, based on the lease portfolio as of December 31, 2018, and anticipates recording lease assets of approximately $3.4 million and lease liabilities of approximately $3.3 million on its consolidated balance sheets, with no material impact to its consolidated statements of operations.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

 X.           Recent Accounting Pronouncements (cont’d)

(2)
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

(3)
In January 2017, the FASB issued ASU 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,” which eliminates the requirement to calculate the implied fair value of goodwill in Step 2 of the goodwill impairment test. Under ASU 2017-04, goodwill impairment charges will be based on the excess of a reporting unit’s carrying amount over its fair value as determined in Step 1 of the testing. ASU 2017-04 is effective for interim and annual testing dates after December 15, 2019, with early adoption permitted for interim and annual goodwill impairment testing dates after January 1, 2017. The Company does not expect the adoption of ASU 2017-04 to have a material impact on its consolidated balance sheets, results of operations, cash flows or presentation thereof.

(4)
In July 2018, the FASB issued ASU 2018-09, which clarifies and corrects unintended application of guidance, and makes improvements to several Codification Topics. The changes are part of an ongoing FASB project to make non-substantive technical corrections, clarifications, and improvements that are not expected to have a significant effect on accounting practice or create a significant administrative cost to most entities. Most of the amendments are effective immediately.

Some of the amendments are effective for annual and interim periods in fiscal years beginning after December 15, 2018.
The Company does not expect the adoption of ASU 2018-09 to have a material impact on its consolidated balance sheets, results of operations, cash flows or presentation thereof.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 3 – Acquisitions

A.	ADI Engineering, Inc.

On October 28, 2015 (hereinafter – "closing date") the Company acquired certain assets from ADI Engineering, Inc. (hereinafter – "ADI"), a privately-held, US-based provider of custom embedded communications and networking products, for an aggregate purchase price of US$ 10,000 thousand in cash and estimated contingent consideration of US$ 7,802 thousand in cash and in options to ordinary shares, payable in three yearly payments, after the closing, subject to the attainment of certain performance milestones until December 31, 2017. The fair value measurement of the contingent consideration was classified at level 2 and level 3 of the fair value hierarchy (see Note 2U). Of the total purchase price of US$ 17,802 thousand, US$ 222 thousand was attributed to tangible assets, US$ 4,261 thousand was attributed to intangible assets and US$ 13,319 thousand was attributed to goodwill. The goodwill is primarily attributable to the synergies expected to arise after the acquisition. The recognized goodwill is deductible for income tax purposes for 10 years.

In connection with the contingent consideration, during 2016 the Company paid ADI an amount of US$ 3,000 thousand. Any amount not paid was charged to the statement of operations as an income.

B.	Silicom Denmark

On December 10, 2014 (hereinafter – "closing date"), the Company completed the acquisition of all of the outstanding shares and voting interests of Silicom Denmark, a provider of high performance application acceleration solutions, for an aggregate purchase price of US$ 10,161 thousand in cash and estimated contingent consideration of US$ 4,683 thousand in cash and in options to ordinary shares, subject to the attainment of certain performance milestones until August 31, 2015. The fair value measurement of the contingent consideration was classified at level 3 of the fair value hierarchy (see Note 2U). Of the total estimated purchase price of US$ 14,844 thousand, US$ 2,022 thousand was attributed to tangible assets, US$ 1,996 thousand was attributed to intangible assets, US$ 12,242 thousand was attributed to goodwill and US$ 1,416 was attributed to liabilities assumed. The goodwill is primarily attributable to the synergies expected to arise after the acquisition. None of the recognized goodwill is expected to be deductible for income tax purposes.

In connection with the contingent consideration, during 2016 the Company paid to the Silicom Denmark sellers an amount of US$ 1,463 thousand, of which 90% was paid in cash and 10% in options to ordinary shares of the Company.
In relation to this acquisition, on April 18, 2016, the Company granted, in the aggregate, 22,795 options to the Silicom Denmark sellers and to the Silicom Denmark employees (see Note 12I). Any amount not paid was charged to the statement of operations as an income.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 4 - Cash and Cash Equivalents

	December 31
	2017	2018
	US$ thousands

Cash	12,834	16,147
Cash equivalents *	4,187	10,661
	17,021	26,808

*	Comprised mainly of deposits in banks as at December 31, 2017 and 2018 carrying a weighted average interest rate of 0.07% and 2.79%, respectively.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 5 - Marketable Securities

The Company's investment in marketable securities as of December 31, 2017 and 2018 are classified as ''held-to-maturity'' and consist of the following:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding	Aggregate
	cost basis**	gains	(losses)	fair value*
	US$ thousands
At December 31, 2018
Held to maturity:
Corporate debt securities and government debt securities
Current	1,610	-	(22)	1,588
Non-Current	46,052	-	(778)	45,274

	47,662	-	(800)	46,862

At December 31, 2017
Held to maturity:
Corporate debt securities
Current	7,798	-	(49)	7,749
Non-Current	5,976	-	(95)	5,881

	13,774	-	(144)	13,630

*	Fair value is being determined using quoted market prices in active markets (Level 2).
**
Including accrued interest in the amount of US$ 77 thousand and US$ 450 thousand as of December 31, 2017 and 2018 respectively.
The accrued interest is presented as part of other account receivable on the balance sheet.

Activity in marketable securities in 2018	US$ thousands

Balance at January 1, 2018	13,774

Purchases of marketable securities	41,670
Discount on marketable securities, net	(32)
Proceeds from maturity of marketable securities	(7,750)
Balance at December 31, 2018	47,662

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 5 - Marketable Securities (Cont’d)

The following table summarizes the gross unrealized losses on investment securities for which other-than-temporary impairments have not been recognized and the fair value of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2018:

	Less than 12 months		12 months or more		Total
Held to maturity:	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value

Corporate debt securities and government debt securities	(679)	41,024	(121)	5,838	(800)	46,862

The unrealized losses on the investments were caused by changes in interest rate. The Company has the ability and intent to hold these investments until maturity and it is more likely than not that the Company will not be required to sell any of the securities before recovery; therefore these investments are not considered other than temporarily impaired.

Note 6 - Other Receivables

	December 31
	2017	2018
	US$ thousands

Advances to suppliers	555	5,260
Government authorities	4,475	2,916
Prepaid expense	531	884
Other receivables	262	427
	5,823	9,487

Note 7 - Inventories

	December 31
	2017	2018
	US$ thousands

Raw materials and components	24,407	19,088
Products in process	15,079	10,883
Finished products	12,001	12,398
	51,487	42,369

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 8 - Property, Plant and Equipment, Net

	December 31
	2017	2018
	US$ thousands

Machinery and equipment	10,531	12,150
Office furniture and equipment	665	725
Leasehold improvements	2,309	2,375

Property, plant and equipment	13,505	15,250

Accumulated depreciation	(9,384)	(11,580)

Property, Plant and equipment, net	4,121	3,670

Depreciation expense for the years ended December 31, 2016, 2017 and 2018 were US$ 1,616 thousand, US$ 1,911 thousand and US$ 2,190 thousand, respectively.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 9 - Intangible Assets

Intangible assets

Net intangible assets as of December 31, 2018 are as follows:

		December 31
		2017	2018
	Useful life	US$ thousands
Original cost:
Current technology	3	3,844	3,832
Customer relationships	3	1,937	1,937
Capitalization of software development costs	3	-	928
Licenses	3	-	106
		5,781	6,803
Accumulated amortization:
Current technology		3,181	3,832
Customer relationships		1,553	1,937
Capitalization of software development costs		-	37
Licenses		-	31
		4,734	5,837

Intangible assets, Net:
Current technology		663	-
Customer relationships		384	-
Capitalization of software development costs		-	891
Licenses		-	75
		1,047	966

Amortization expense for the years ended December 31, 2016, 2017 and 2018 were US$ 2,240 thousand, US$ 1,888 thousand and US$ 1,103 thousand, respectively.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 10 - Assets Held and Liability for Employees' Severance Benefits

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

D.	Expenses recorded with respect to employees' severance payments for the years ended December 31, 2016, 2017 and 2018 were US$ 761 thousand, US$ 830 thousand and US$ 605 thousand, respectively.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11 - Commitments and Contingencies

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

The minimum future rental payments under the above leases at exchange rates in effect on December 31, 2018, are as follows:

Year ended December 31	US$ thousands
2019	1,394
2020	643
2021 and on	1,818

Of the amounts above, US$ 50 thousand in 2019, relate to related parties.

Rental expenses under the lease agreements for the years ended December 31, 2016, 2017 and 2018 were US$ 1,563 thousand, US$ 1,760 thousand and US$ 1,812 thousand, respectively.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity

Share based compensation

A.
On October 21, 2013 the Board resolved to adopt the Global Share Incentive Plan (2013) (the "2013 Plan") and to reserve up to 500,000 ordinary shares for issuance under the 2013 Plan to employees, directors, officers and consultants of the Company or of any subsidiary or affiliate of the Company. In January 2018, our Board approved the increase of the number of ordinary shares reserved for issuance under the 2013 Plan by 600,000 additional ordinary shares. Grants under the 2013 Plan, whether as options, restricted stock units, restricted stock or other equity based awards, including their terms, are subject to the Board of Directors' approval. Grants to directors and certain other officers are generally subject to the approvals of the Compensation Committee as well as Board of Directors, and grants to directors or a CEO (and under certain circumstances certain other officers) will also have to be approved by the Shareholders.

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

Note 12 - Shareholders' Equity (cont'd)

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

Note 12 - Shareholders' Equity (cont'd)

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

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	2.08%
Expected dividend yield	2.09%
Average expected volatility (b)	53.01%
Termination rate	9%
Suboptimal factor (c)	3.4

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

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

Note 12 - Shareholders' Equity (cont'd)

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

Note 12 - Shareholders' Equity (cont'd)

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

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

H.	On April 30, 2018, the Company granted, in the aggregate, 137,010 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:

1.
The exercise price for the options (per ordinary share) was US$ 36.11 and the Option expiration date was the earlier to occur of: (a) April 30, 2026; and (b) the closing price of the shares falling below US$ 18.06 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	2.92%
Expected dividend yield	0.0%
Average expected volatility (b)	45.13%
Termination rate	9%
Suboptimal factor (c)	3.2

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

I.	The following table summarizes information regarding stock options as at December 31, 2018:

	Options outstanding		Options exercisable
		Weighted average		Weighted average
		remaining		remaining
Exercise price	Number	contractual life	Number	contractual life
US$	of options	(in years)	of options	(in years)

15.28	6,575	1.7	6,575	1.7

26.91	20,415	4.6	20,415	4.6

33.27	19,706	7.3	19,706	7.3

28.38	77,616	5.4	77,616	5.4

39.62	109,840	6.1	-	-

36.11	131,343	7.3	-	-

	365,495		124,312

The aggregate intrinsic value of options outstanding as of December 31, 2017 and 2018 is US$ 9,175 thousand and US$ 835 thousand, respectively.
The aggregate intrinsic value of options exercisable as of December 31, 2017 and 2018 is US$ 1,759 thousand and US$ 835 thousand, respectively.
The total intrinsic value of options exercised during the year ended December 31, 2017 and 2018, is US$ 4,194 thousand and US$ 67 thousand, respectively.
The intrinsic value of the options at the date of grant is zero.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

J. The stock option activity under the abovementioned plans is as follows:

		Weighted	average
	Number	average	grant date
	of options	exercise price	fair value
		US$	US$

Balance at January 1, 2016	214,701

Granted*	116,455	29.34	10.96
Exercised	(62,269)	15.28	6.54
Forfeited	(2,882)	29.71	11.79

Balance at December 31, 2016	266,005

Granted	119,925	39.62	11.89
Exercised	(124,918)	21.46	8.46
Forfeited	(11,101)	33.18	10.87

Balance at December 31, 2017	249,911

Granted	137,010	36.11	14.71
Exercised	(9,674)	28.02	9.94
Forfeited	(11,752)	36.73	13.05

Balance at December 31, 2018	365,495
Exercisable at December 31, 2018	124,312

*	In 2016 the Company granted in the aggregate, 116,455 options. Regarding the grant of 93,660 options, see Note 12E. Regarding the grant of 22,795 options, see Note 3B.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

K.	The Restricted Share Units activity under the abovementioned plans is as follows:

		Weighted
	Number of	average
	Restricted	grant date
	Share Units	fair value
		US$

Balance at January 1, 2016	78,000

Vested	(35,000)	46.54

Balance at December 31, 2016	43,000

Granted	78,000	34.90
Vested	(43,000)	42.52

Balance at December 31, 2017 and December 31, 2018	78,000

The aggregate intrinsic value of RSUs outstanding as of December 31, 2017 and December 31, 2018 is US$ 5,469 thousand and US$ 2,725 thousand, respectively.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

L.	During 2016, 2017 and 2018, the Company recorded share-based compensation expenses. The following summarizes the allocation of the stock-based compensation expenses:

	Year ended December 31
	2016	2017	2018
	US$ thousands	US$ thousands	US$ thousands

Cost of sales	180	320	372
Research and development costs	504	832	953
Selling and marketing expenses	366	537	569
General and administrative expenses	500	736	530

	1,550	2,425	2,424

As of December 31, 2018, there were US$ 1,668 thousand of unrecognized compensation costs related to outstanding stock options and RSUs to be recognized over a weighted average period of 1.19 years.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 13 - Geographic areas and major customers
A. Information on sales by geographic distribution:

The Company has one operating segment.
Sales are attributed to geographic distribution based on the location of the customer.

	Year ended December 31
	2016	2017	2018
	US$ thousands

North America	65,590	100,434	108,024
Europe	24,208	20,156	21,038
Asia-Pacific	10,549	5,100	4,691

	100,347	125,690	133,753

B. Sales to single customers exceeding 10% of sales (US$ thousands):

	Year ended December 31
	2016	2017	2018
	US$ thousands

Customer "A"	17,366	16,915	18,855
Customer "B"	*	*	14,506
Customer "C"	*	*	14,220
Customer "D"	*	25,888	*
Customer "E"	11,628	*	*

* Less than 10% of sales.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 13 - Geographic areas and major customers (cont'd)

C. Major Customers - as percentage of net Accounts Receivable balance:
Accounts receivable from significant customers representing 10% or more of the net accounts receivable balance as of December 31, 2017 and 2018, consist of the following customers:

	Year ended December 31
	2017	2018
	Percentage

Customer 1	15%	22%
Customer 2	*	18%
Customer 3	*	10%
Customer 4	30%	*
Customer 5	22%	*

* Less than 10% of Trade accounts receivable, net.

D. Information on Long lived assets - Property, Plant and Equipment by geographic areas:
The following table presents the locations of the Company’s long lived assets - Property, Plant and Equipment as of December 31, 2017 and 2018:

	Year ended December 31
	2017	2018
	US$ thousands

North America	20	46
Europe	225	235
Israel	3,876	3,389

	4,121	3,670

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 14 - Financial Income (Expenses), Net

	Year ended December 31
	2016	2017	2018
	US$ thousands

Interest income	751	527	840
Discount on marketable securities, net	(358)	(217)	(32)
Exchange rate differences, net	(236)	(45)	208
Bank charges	(122)	(109)	(93)

	35	156	923

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income

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

Taxable income of Israeli companies was subject to tax at the rate of 25% as from 2016 and thereafter.

Furthermore, In December 2016, the regular tax rate in Israel was reduced to 23% in two steps. The first step was to a rate of 24% as from 2017 and the second step was to a rate of 23% as from 2018 and thereafter.

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

Under the Amendment to the Law, which the Company started applying in 2014, upon an irrevocable election made by a company, a uniform corporate tax rate will apply to all preferred income of such company. Under the law, when the election is made, the uniform tax rate (for 2014 and on) will be 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel. The profits of these Preferred Companies will be freely distributable as dividends, subject to a withholding tax of 20% (or a lower rate under an applicable tax treaty).

In December 2016, under the Amendment to the Law, the uniform tax rate in areas in Israel designated as Development Zone A was reduced to 7.5% as from 2017 and thereafter. The company has two facilities in Israel of which one of them is located in Development Zone A.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont’d)

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the "Law") (cont'd)

1.         (cont'd)

            Should the Company derive income from sources other than the Preferred company, such income will be taxable at the regular corporate tax rates for the applicable year.

             2.       In the event of distribution by the Company of dividends out of its retained earnings that were generated prior to 2014 tax year and were tax exempt under the "Approved Enterprise" or "Benefited Enterprise" status, the Company would be subjected to a maximum of 25% corporate tax on the amount distributed, and a further 15% withholding tax would be deducted from the amounts distributed to the shareholders.

Out of the Company’s retained earnings as of December 31, 2017 and 2018, approximately US$ 50,356 thousand and US$ 46,581 thousand respectively are tax-exempt, under the previous "Approved Enterprise" and "Benefited Enterprise" status. If such tax-exempt income is distributed as a dividend (including a liquidation dividend), it would be taxed at the reduced corporate tax rate applicable to such profits (up to 25%) and an income tax liability of up to approximately US$ 12,589 thousand and US$ 11,645 thousand would be incurred as of December 31, 2017 and 2018, respectively. The Company anticipates that any future dividends distributed pursuant to its dividend policy, will be distributed from income sources which will not impose additional tax liabilities on the Company. The Company intends to reinvest the amount of its tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s "Approved Enterprise" or "Benefited Enterprise". If the Company was to declare a dividend from its tax-exempt income, an income tax expense would be recognized in the period a dividend is declared.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont’d)

D.            Taxation of the subsidiaries

1.	The subsidiary Silicom Inc. files tax returns to US federal tax authorities and to state tax authorities in the states of New Jersey, California, Virginia, New York, New Mexico, Tennessee and Texas.
On December 22, 2017, the Tax Cuts and Jobs Acts was enacted into law. The new legislation impacted the company by reduction of the Federal corporate income tax rate to 21% effective January 1, 2018.

2.	The subsidiary Silicom Denmark is taxed according to the tax laws in Denmark.

3.
The Company has not provided for Israeli income and foreign withholding taxes on US$ 6,701 thousand of its non-Israeli subsidiaries' undistributed earnings as of December 31, 2018. The earnings could become subject to tax if earnings are remitted or deemed remitted as dividends or upon sale of a subsidiary.

The Company currently has no plans to repatriate those funds and intends to indefinitely reinvest them in its non-Israeli operations. The unrecognized deferred tax liability associated with these temporary differences was approximately US$ 838 thousand at December 31, 2018.

4.
As of December 31, 2018, the net operating loss carry-forwards of the Companys’ subsidiaries for tax purposes amounted to approximately US$ 900 thousand. These losses are available to offset any future taxable income.

E.             Tax assessments

1.	For the Israeli jurisdiction the Company has final tax assessments for all years up to and including the tax year ended December 31, 2013.

2.
For the US Federal jurisdiction, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2014. For the New Jersey and California state jurisdictions, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2013. For the Virginia state jurisdiction, Silicom Inc. has open tax assessments for the years 2015 through 2018.  For the Tennessee state jurisdiction, Silicom Inc. has open tax assessments for the years 2016 through 2018.  For the New Mexico and New York state jurisdictions, Silicom Inc. has open tax assessments for the years 2017 and 2018. For the Texas state jurisdiction, Silicom Inc. has open tax assessments for the year 2018.

3.	For the Danish jurisdiction, Silicom Denmark has final tax assessments for all years up to and including the tax year ended August 31, 2014.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont'd)

F.	Income before income taxes and income taxes expense (benefit) included in the consolidated statements of operations

	Year ended December 31
	2016	2017	2018
	US$ thousands

Income before income taxes:
Israel	15,541	23,226	14,703
Foreign jurisdiction	324	2,356	2,871
	15,865	25,582	17,574

Current taxes:
Israel	2,242	2,379	2,400
Foreign jurisdiction	720	1,095	831
	2,962	3,474	3,231

Current tax (benefits) expenses relating
to prior years:
Israel	26	12	(73)
Foreign jurisdiction	-	(71)	(226)
	26	(59)	(299)

Deferred taxes:
Israel	10	549	(106)
Foreign jurisdiction	(270)	(96)	111
	(260)	453	5

Income tax expense	2,728	3,868	2,937

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont’d)

G.          Deferred tax assets and liabilities

The tax effects of significant items comprising the Company’s deferred tax assets and liabilities are as follows:

	December 31	December 31
	2017	2018
	US$ thousands	US$ thousands

Deferred tax assets:
Accrued employee benefits	282	281
Research and development costs	846	842
Tax loss carryforwards	111	169
PPE	15	48
Share based compensation	213	348
Intangible assets	110	202
Other	2	23
Total gross deferred tax assets	1,579	1,913

Deferred tax liabilities:
Intangible assets	-	(212)
Goodwill	(680)	(807)
Total gross deferred tax liabilities	(680)	(1,019)

Net deferred tax assets	899	894

In Israel	788	894
Foreign jurisdictions	111	-
Net deferred tax assets	899	894

Non-current deferred tax assets	899	894

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont’d)
H. Reconciliation of the statutory tax expense to actual tax expense

	Year ended December 31
	2016	2017	2018
	US$ thousands

Income before income taxes	15,865	25,582	17,574
Statutory tax rate in Israel	25.0%	24.0%	23.0%
	3,966	6,140	4,042

Increase (decrease) in taxes resulting from:
Non-deductible operating expenses, net	228	364	295
Non-taxable income	(84)	(1,114)	-
Prior years adjustments	26	(59)	(299)
Tax effect due to
"Preferred Enterprise" status*	(1,924)	(2,361)	(1,398)
Taxes related to foreign jurisdictions	324	632	176
Changes in tax rate	94	162	-
Other	98	104	121

Income tax expense	2,728	3,868	2,937

* The effect of the benefit resulting from the "Preferred Enterprise" status on net earnings per ordinary share is as follows:

	Year ended December 31
	2016	2017	2018

Basic	0.26	0.32	0.19

Diluted	0.26	0.31	0.18

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont’d)

I.             Accounting for uncertainty in income taxes

The accounting literature clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The standards prescribe a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position.

During 2016, 2017 and 2018 the Company and its subsidiaries did not have any significant unrecognized tax benefits and thus, no related interest and penalties were accrued.

In addition, the Company and its subsidiaries do not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 16 - Subsequent Events

(1)
In January 2019, the Company’s compensation committee and board of directors, respectively, have approved the grant of a total of 141,928 options under the Global Share Incentive Plan (2013), of which options granted to directors and office holders are subject to the approval of the Annual General Meeting, which is currently scheduled to convene no later than June 2019, as prescribed under the Israeli Companies Law, 1999 and the Company's Amended and Restated Articles of Association.