Form 20-F
period 2019-12-31
SILICOM LTD.
filed 2020-04-27
CIK 916793

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report……………….. For the transition period from to

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

None
 (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

 7,351,317

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐    No ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Yes ☐    No ☐

This annual report on Form 20-F includes certain "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934. The use of the words "projects", "expects", "may", "plans", or "intends", or words of similar import, identifies a statement as "forward-looking". There can be no assurance, however, that actual results will not differ materially from our expectations or projections. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this report at Item 3 titled "Risk Factors".

As used herein or in any document incorporated by reference hereto, the "Company", "Silicom Ltd.", "Silicom", "Registrant", "we", "us", or "our" refers to Silicom Ltd. and its subsidiaries.

We have prepared our consolidated financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States. All references herein to "dollars", "US$", or "$" are to United States dollars, and all references to "Shekels" or "NIS" are to New Israeli Shekels.

Table of Contents

PART I.	7
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	7
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	7
ITEM 3. KEY INFORMATION	7
A. Selected Financial Data	7
B. Capitalization and Indebtedness	10
C. Reason For the Offer and Use of Proceeds	10
D. Risk Factors	10
ITEM 4. INFORMATION ON THE COMPANY	30
A. History and Development of the Company	30
B. Business Overview	32
Principal Markets	35
Manufacturing and Suppliers	36
Marketing Channels	37
Patents and Licenses	39
Competition	40
Governmental Regulation Affecting the Company	41
C. Organizational Structure	42
ITEM 4A. UNRESOLVED STAFF COMMENTS	43
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	43
A. Operating Results	46
B. Liquidity and Capital Resources	50
C. Research and Development, Patents and Licenses, Etc.	50
D. Trend Information	53
E. Off-Balance Sheet Arrangements	54
F. Tabular Disclosure of Contractual Obligations	55

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES	56
A. Directors and Senior Management	56
B. Compensation	58
Board of Directors	62
External Directors	63
Audit Committee	67
Compensation Committee	68
D. Employees	73
E. Share Ownership	75
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	76
A. Major Shareholders	76
B. Related Party Transactions	78
ITEM 8. FINANCIAL INFORMATION	80
A. Consolidated Statements and Other Financial Information	80
B. Significant Changes	81
ITEM 9. THE OFFER AND LISTING	81
A. Offer and Listing Details	81
Markets and Share Price History	81
ITEM 10. ADDITIONAL INFORMATION	82
A. Share Capital	82
B. Memorandum and Articles of Association	82
C. Material Contracts	92
D. Exchange Controls	93
E. Taxation	93
F. Dividends and Paying Agents	101
G. Statement by Experts	101
H. Documents on Display	101
I. Subsidiary Information	102

Part I.

Item 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

Not Applicable.

Item 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.          KEY INFORMATION

A.           Selected Financial Data

The selected data presented below under the captions "Consolidated Statements of Operations Data" and "Consolidated Balance Sheets Data" for and as of the end of each of the years in the five-year period ended December 31, 2019, are derived from our audited consolidated financial statements. The consolidated financial statements as of December 31, 2019, and for each of the years in the three-year period ended December 31, 2019, and the report thereon, are included elsewhere in this annual report. The selected data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto, which are set forth in "Item 18 – Financial Statements" and the other financial information appearing elsewhere in this annual report.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

	2015	2016	2017	2018	2019
Sales	82,738	100,347	125,690	133,753	105,240
Cost of sales	48,659	61,796	79,762	91,697	69,146
Gross profit	34,079	38,551	45,928	42,056	36,094
Research and development expenses	9,702	12,663	13,915	14,820	15,075
Sales and marketing expenses	5,651	6,423	6,722	6,642	6,647
General and administrative expenses	3,611	3,969	4,507	3,943	4,159
Contingent consideration expense (benefit)	(3,090)	(334)	(4,642)	-	-
Total operating expenses	15,874	22,721	20,502	25,405	25,881
Operating income	18,205	15,830	25,426	16,651	10,213
Financial income, net	220	35	156	923	1,646
Income before income taxes	18,425	15,865	25,582	17,574	11,859
Income tax expenses	1,905	2,728	3,868	2,937	1,623
Net income(1)	16,520	13,137	21,714	14,637	10,236
Net income per share
Basic income per ordinary share	$2.273	$1.789	$2.912	$1.938	$1.361
Diluted income per ordinary share	$2.242	$1.767	$2.856	$1.912	$1.352
Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,269	7,344	7,456	7,552	7,520
Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,368	7,435	7,602	7,657	7,573

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

CONSOLIDATED BALANCE SHEET DATA

	2015	2016	2017	2018	2019
Total assets	$139,998	$146,437	$162,614	$182,301	$195,063
Total current liabilities	$19,814	$17,964	$19,049	$21,540	$26,332
Long-term liability	$7,350	$7,081	$2,765	$2,612	$5,808
Shareholders' equity	$112,834	$121,392	$140,800	$158,149	$162,923
Capital stock	$21	$22	$22	$22	$22
Number of ordinary shares issued(1)	7,299,315	7,396,584	7,564,502	7,574,176	7,618,676

(1) Including 14,971 held by one of our subsidiaries - Silicom Connectivity Solutions, Inc. and including 252,388 treasury shares held by us as of December 31, 2019. Under the Israeli Companies Law 5759-1999 (the "Companies Law") these shares held by such subsidiary and by us, are considered dormant shares and do not entail any voting rights.

The following table sets forth information regarding the exchange rates of U.S. Dollars per NIS for the periods indicated. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

	NIS per U.S. $
Year Ended December 31,	High	Low	Average	Period End
2019	3.746	3.455	3.565	3.456
2018	3.781	3.388	3.597	3.748
2017	3.860	3.467	3.600	3.467
2016	3.983	3.746	3.841	3.845
2015	4.053	3.761	3.887	3.902

The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months.

	NIS per U.S. $
Month	High	Low	Average	Period End
March 2020	3.862	3.460	3.618	3.565
February 2020	3.467	3.416	3.434	3.467
January 2020	3.475	3.448	3.460	3.448
December 2019	3.501	3.456	3.475	3.456
November 2019	3.522	3.455	3.483	3.476
October 2019	3.545	3.481	3.519	3.529

The NIS to U.S. Dollar exchange rate on March 31, 2020, as published by the Bank of Israel, was NIS 3.565.

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

For more information regarding our dividend policy and the taxation of dividends generally, see "Item 8A – Financial Information – Dividend Policy" and "Item 10.E. – Taxation – Taxation of Dividends".

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

Risks Relating to Our Business

Our business may be adversely impacted by risks, or the public perception of the risks, related to a pandemic or other health crisis, such as the recent outbreak of novel coronavirus ("Covid-19").

The significant outbreak of a contagious disease, Covid-19, has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many countries, resulting in a global economic downturn. As a response to the spread of Covid-19 many countries, including Israel, USA and Denmark where most of our workforce is located, have been taking measures designated to limit the continued spread of Covid-19, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Additionally, the Israeli Government has announced a mandatory 14-day quarantine period for any individual who may have come in contract with a carrier of Covid-19 along with anyone who has returned from travel abroad. Governments around the globe have passed temporary emergency regulations requiring all residents to remain in their homes along with limitations on which business are allowed to remain open and the number of workers allowed at each site.

While the full impact of the Covid-19 outbreak is unknown at this time, we are closely monitoring the developments and continually assessing the potential impact on our business. Our business may be adversely affected by the Covid-19 outbreak due to the following risks, any of which may lead to an adverse effect on our financial performance, revenue, financial position and results:

•
As any number of the members of our workforce, including key employees, may be infected and/or subject to quarantine periods and may be unable to perform their duties and our offices and factories may be forced to operate with a reduced workforce and/or be forced to close under the temporary emergency regulations. This may lead to ineffective control over our business and a lower work efficiency, productivity, manufacturing and financial performance;

•
A reduced workforce, lack of international travel, and no face to face meetings may adversely affect our operations, including our R&D efforts, marketing and sales activities, the materialization of existing Design Wins, and the achievement of new Design Wins;

•
We rely on third-party suppliers and manufacturers for many of our products. This outbreak has resulted in the extended shutdown of certain businesses globally, which may in turn result in disruptions or delays to our supply chain. These may include disruptions from the temporary closure of third-party supplier and manufacturer facilities, interruptions in product supply or restrictions on the export or shipment of our products. Any disruption of our suppliers and their contract manufacturers will likely impact our sales and operating results and Design Win related activities;

•
Due to the impact of Covid-19 on flights and airlines, which reduced air transportation dramatically, we may be significantly limited, or it may be impossible, for us to ship our products to our customers and/or receive components and other bill of material parts from our suppliers;

•	We may experience difficulties in collecting amounts due from customers, including major customers, due to a downturn in their financial condition;

•
Due to the pandemic, significant number of our employees have moved to work from their homes and remotely access our IT networks. Such remote working mode creates the risk of attacking the end-point user stations, connection channels and gateways. These potential breaches of our security measures may harm our business;

•
In the past, following periods of market volatility, shareholders have often instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and attention of management from our business, even if we are successful.

Loss of our sources for certain key components could harm our operations.

Although we generally use standard parts and components for our products, certain key components used in our products are currently available from only one source, and others are available from a limited number of sources, on which we depend. Nevertheless, we believe that we maintain a sufficient inventory of these components to protect against delays in deliveries. However, we cannot guarantee that we will not experience delays in the supply of critical components in the future or that we will have a sufficient inventory of critical components at such time to produce products at full capacity, especially due to disruptions to global supply chains, including those related to certain critical components relating to the production of our products, due to the spread of Covid-19, as detailed above. For example, a key component in many of our cards is manufactured by Intel®. While we have not encountered difficulties in purchasing such components from Intel's distributors, we cannot guarantee that we will continue to be able to purchase such components without delays or at reasonable prices. In the event that we are not able to purchase key components from our limited sources, or can only purchase these key components under unreasonable terms, we may need to redesign certain products. We cannot guarantee that we will have adequate resources for such a redesign or that such a redesign will be successful. Such inability to obtain alternative resources or to successfully redesign our products could have a material adverse effect on our business, results of operations, and financial condition.

We may not be able to capitalize, as planned, on our Design Wins.

Once we secure a Design Win, we may not be able to properly capitalize on such Design Win. For example, we may not receive revenues from a Design Win due to the customer deciding to hold the introduction of its product or service, of which our Design Win product is a component, to the market. Alternatively, we may experience delays in receiving revenues from a Design Win due to circumstances unrelated to us, such delays may stem from delays in the deployment of the customer's product/service in the market. Delays may also lead to a request by the customer to change the specifications of our product due to changes in industry standards and/or market requirements. There is no assurance that we will be able to secure a Design Win for the product with the new specifications. A customer may also experience a lower demand than forecasted by the customer at the time of securing the Design Win for its product/service, which will accordingly affect its demand for our Design Win product. Additionally, the Design Win client may decide to abandon the use of our product and use an alternate source. Due to the spread of Covid-19 we may experience extended delays in materialization of revenue from Design Wins, as mentioned above.

The markets for our products change rapidly and demand for new products is difficult to predict and may affect our ability to commercialize our solutions.

The markets for our products are characterized by rapidly changing technology and evolving industry standards. For example, the migration to higher line rate Ethernet solutions, the adaptation of new bus interfaces and increased use of emerging technologies such as Cloud, Virtualization, NFV, SD-WAN and SDN, cause some of our customers to demand such new products and technologies. In the event that such customers decide to begin using new technologies, we may not be able to develop products for the new technologies in a timely manner. Such customers may also select competing products despite our ability to develop products incorporating new technologies. For example, with the shift towards running applications in the Cloud we anticipate that the demand will grow for add-on adapters and products which address the challenges presented by the Cloud, such as switch in every server, hardware acceleration, power, heat and space limitations in such environments, which increase the need for essential building blocks in generic servers, which can potentially be served by our products. Another example is related to the NFV and SD-WAN market sectors, in which our CPE/EDGE (as defined below), as well as our networking related FPGA solutions may have significant demand. While we have announced the securing of several Design Wins such aforementioned solutions, there is no assurance that our customers will continue to buy such solutions from us or that we will be able to generate significant sales in these areas in the long run. If we do not generate significant sales in these areas we may accumulate unusable inventory which can be used only with older technologies. We intend to continue investing in product and technology development. Although we have recorded growing sales of our line of products in recent years, there can be no assurance that we will continue to be successful in the marketing of our current products and in developing, manufacturing and marketing enhanced and new products in a timely manner. Any decrease in the price of, or demand for, any of our products or solutions could have a material adverse effect on our business, results of operations and financial condition.

The market for Cloud-based and Cloud-focused solutions is rapidly developing, and if it develops in ways that are different from what we anticipate or expect, our business could be harmed.

In recent years, the Cloud-based market has rapidly developed, and the demand for Cloud-based data centers utilizing virtualization and SDN has increased. We expect that this increase in demand will lead to increased demand for our CPE/EDGE products as well as for our networking related FPGAs. We also expect the Cloud-based data centers to be increasingly based on generic server platforms. These platforms will require offload capabilities in order to address the performance challenges resulting from enormous volume of traffic, the high volume of data, the need to encrypt such data, the need to run in virtualized environment, which by itself is a challenge for the server CPU, and the need to include switching within the server for high efficiency SDN. We anticipate that consequently the demand for add-on adapters which address these challenges will grow. Power, heat and space limitations in such environments increase the need for hardware accelerators. Such systems will require essential building blocks in their own generic severs, which can be served by our products.

While we believe that we address the above needs with a comprehensive suite of products, and while in recent years, we experienced significant growth in the value of Cloud related orders we received for our products, many factors may affect the market acceptance of cloud-based and cloud-focused solutions, the achievement of Design Wins relating to such solutions, the consummation of Design Wins achieved by us and/or the acceptance of products incorporated into such solutions. Some of these factors include the possibility of seeing a reduction in the number of physical servers and appliances required by the providers of cloud based or virtualized solutions, or the evolving of different architecture designs which provide for functionality which our products offer without the need for our products. These factors may also affect our ability to accurately predict the anticipated revenues which may be generated under any such Design Win, our growth potential in the Cloud, our operations, including our inventory levels, and our financial results.

In addition, we believe that market's demand for our products and solutions in the Cloud demonstrates that the ongoing industry transition to the Cloud continues to represent a fast growing opportunity for us. Nonetheless, if significant organizations providing Cloud based solutions or other virtualized networks do not perceive the benefits of our cloud-focused and/or virtualized network based solutions, or if our competitors or new market entrants are able to develop solutions for this market that do not require products such as ours, or offer features that are, or are perceived to be, more effective than our solutions, this would have a material adverse effect on our ability to achieve and/or consummate Design Wins, on our business, and on our results of operations and financial condition.

The market for Edge Networking Devices to Telcos and service providers for NFV or SD-WAN deployments is rapidly developing, and if it develops in ways that are different from what we anticipate or expect, our business could be harmed.

Recently, with the evolution of the NFV and SD-WAN, most Telcos and service providers have begun seeking for solutions which utilize CPEs for the deployment of SD-WAN or other applications within an NFV architecture. We believe that our CPE products address the requirements of such Telcos and service providers' needs and requirements, and since 2018 we secured several Design Wins for such products.

While we believe that we address the above needs with a comprehensive suite of products, many factors may affect the market acceptance of such solutions and our ability to secure Design Wins and/or awards in this market. Some of these factors include our lack of experience in transacting with such Telcos and service providers, the possible offering of a wider selection of products by some of our competitors, or the possible offering by our competitors of products which include a wider, better suited or more advanced features than the ones included in our products, development of technologies of which our current products may not be compatible, and the price expectations of such Telcos and service providers which may require us to offer our products for lower prices in order to better position ourselves in the market, or remain competitive, thus leading to lower gross profit, which in turn may have an adverse effect on our financial results.

We believe that market's demand for our products and solutions in the NFV and SD-WAN era demonstrate that the Telcos and service providers related industry is transitioning into CPEs which represent a fast growing opportunity for us. Nonetheless, if such Telcos and service providers do not perceive the benefits of our Edge Networking CPEs, or if our competitors or new market entrants are able to develop solutions for this market that are better suited to the market demand, offer their solutions at lower prices, or offer features that are, or are perceived to be, more effective than ours, this would have a material adverse effect on our business, results of operations and financial condition.

Rapid development of our business in the Cloud-based, Telco and service providers markets may require us to offer our potential customers with longer payment terms in order to better position ourselves in these markets, to hold higher inventory levels and to increase our need for working capital significantly.

Rapid development of our business in the Cloud-based, Telco, and service providers markets, which we consider major sources of growth in the future, may require us to offer longer payment terms to our targeted customers in the Cloud, Telco and service providers markets as customary in these markets, in order to establish and maintain relationships with such targeted customers and strengthen our competitive position in such markets. In addition, we may be required by such customers to hold higher inventory levels in order to meet their expectations for on-demand deliveries, making the higher available inventory pivotal to our ability to position ourselves and compete in such markets. These factors may significantly increase our need for working capital in order to support our activities in these markets.

Our networking and data infrastructure solution products which are targeted by us mainly to customers in the OEM, Cloud, Telco and service providers markets, are characterized by long sales cycles.

We target and sell our networking and data infrastructure solution products to customers mainly in the original equipment manufacturing ("OEMs"), Cloud, Telco and service providers markets. We usually sell our products to such customers after achieving Design Wins, which are secured after a process which ends with the implementation of our products in our customers' systems or, with respect to our stand-alone products, their deployment within the relevant customer's network. Securing Design Wins is a lengthy, time-consuming process, which involves the decision making process of our customers, which usually includes several time consuming processes as well, resulting from the critical importance of our products in our customers' systems or networks. Our customers usually need to define the required configuration of their server system, appliance or network, define the needed solution and the type of products that will address their need, evaluate our products, test and qualify our products for their use and then (or in parallel) negotiate the terms for a purchase. This process is lengthy and may result in investing twelve months or more from the time we first contact a prospective customer before such customer implements our products in its system, appliance or network, constituting what is known as a Design Win. Additionally, once a Design Win for one of our products is secured, our sales of these products typically involve significant capital investment decisions by the customer or its prospective end customers, as well as a significant amount of time to educate such end customers as to the benefits of systems and appliances that include our products. As a result, before purchasing systems and appliances, which include our products (and consequently facilitating sales of our products), our potential customers usually invest a substantial amount of time performing internal reviews and obtaining capital expenditure approvals, thereby lengthening the period of time required for a Design Win to mature into consistent sales. These long sale cycles make it difficult to predict when and to what extent, discussions with potential customers will materialize into sales and could cause our revenue and operating results to fluctuate widely from period to period. These long sale cycles may be especially exacerbated due to the spread of Covid-19, as detailed above. In addition, once a Design Win has been secured, the ramp-up of sales under the Design Win is dependent on various factors which are not under our control. This introduces uncertainty as to our ability to accurately predict the ramp-up of sales of our products, may result in significant quarterly, or even annual, fluctuations in the sale rates of our products and may have an adverse effect on our backlog, actual sales and results of operation.

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

The Cloud, Telco and related service providers markets constitute major sources of growth. We anticipate that Design Wins secured from customers in these markets would be significantly larger in size then our Design Wins from other customers. In light of the risk factors related to our operations in the Cloud, Telco and related service providers markets as detailed elsewhere in this Annual Report, we may experience losses of Design Wins in such markets, for which we may not be able to compensate in a timely manner. The losses of such Design Wins may result in significant quarterly or even annual fluctuations in our revenues and results of operations.

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

The rapid development of the Cloud, Telco and related service providers markets may lead some of the players in these markets to explore different technologies in the course of their internal development process. Even if we secure Design Wins with some of these players, there is no guarantee that such players will ultimately decide to develop or commercialize their products for which our solutions were selected, for reasons which are not related to us and which are not under our control. If such players decide to pursue other paths than the ones for which we secured Design Wins, we may be unable to consummate such Design Wins, which may lead to excess inventory levels and write-offs, that may increase our costs. These factors may increase our operational efforts and expenses. We may also be required to find alternative use for any unused inventory relating to such Design Wins, and if we are unable to find such alternative use or sell such inventory to other customers, we may experience write-offs. All of these factors may have a material adverse effect on our financial condition and results of operation. While we focus our efforts on securing Design Wins in these markets, our share price may decline as a result of cancellation of such Design Wins in these markets, if they occur.

A loss of a material Design Win may lead to a decrease in the volume of orders placed in relation to such Design Win by a few of our customers, which would be harmful for our business and impair our financial results.

In some cases, one of our Design Wins may lead to the placement of purchase orders for our products by several of our customers for the purpose of integrating our products into other systems, as part of the assembly process relating to the said Design Win. The loss of such material Design Win may lead to a decrease in the purchase orders placed by such customers, impair our revenues generated from such customers and have a material adverse effect on our business and financial results.

Difficulties in the fulfillment of financial obligations of one or more of our customers may have an adverse effect on our ability to consummate the collection of consideration payable under purchase orders placed by, or invoiced to, such customers under one or more Design Wins in relation to which such customers operate.

In some cases, one of our customers places orders for our products under several Design Wins for the purpose of integrating our products into other systems. In some cases, one or more of such customers is a major customer. Difficulties in the fulfillment of such customers' financial obligations towards us may expose us to credit risks, may have a material adverse effect on our business, including on our ability to consummate the collection of consideration payable by, or invoiced to, such customer in connection with the Design Wins under which such customer placed orders, may lead to financial losses, may increase our collection expenses, may lead to excess inventory levels, may lead to significant write-offs, may cause legal disputes, may delay the consummation of the relevant Design Win and may ultimately lead to the reduction in the volume of orders placed under such Design Win, or even lead to the cancellation thereof. This may have a material adverse effect on our business, financial condition, and results.

The market for our products is highly competitive and some of our competitors may be better positioned than us.

The market for our products is highly competitive. We face competition from numerous companies, some of whom are more established, benefit from greater market recognition and have greater financial, production and marketing resources than we do. For example, as further detailed in "Item 4.B – Business Overview – Competition", our main competitors in the Server Adapters space are Mellanox, Intel® and Broadcom, who may offer solutions competing with our developed products. However, as these companies seem to be targeting mostly major Cloud accounts and we target smaller accounts in this market and pursue major Cloud accounts only with solutions not competing with these companies' standard cards, our main competitors are Interface Masters, Portwell, Caswell, Lanner and Adlink, which compete with us on customized solutions including bypass cards. In addition, Cavium (now a part of Marvel), Mellanox, Netronome, Napatech, Myricom (a subsidiary of CSP), Bittware and Nallatech (both now a part of Molex), Lanner, Caswell, Exar, Portwell and Nexcom are the main competitors of certain of our Smart Cards products. In some cases of FPGA based cards Intel and Xilinx also compete with our Smart Cards products. In the Stand-alone Products sector, to the best of our knowledge, with respect to our uCPE/Edge Appliance products, our main competitors are, Caswell, Lanner, Advantech and Nexcom, and with respect to the Bypass Switches and Intelligent Bypass Switches solutions, our main competitors are Keysight, Gigamon, and Interface Masters. There may be other solutions which might also compete with our other products. We cannot guarantee that our present or contemplated products will continue to be distinguishable from those of our competitors or that the marketplace will find our products preferable to those of our competitors. Furthermore, there can be no assurance that competitive pressures will not result in price reductions that could materially adversely affect our business, results of our operations and financial condition. For more information regarding our competitors see "Item 4.B. – Information on the Company – Business Overview – Competition".

We may not be successful in achieving and consummating Design Wins for our products for the Cloud, Telco and the service providers markets, which constitute a main source of growth.

Our ability to achieve Design Wins for our products for the Cloud, Telco and related service providers markets, and to consummate the sales of our products under Design Wins achieved, is dependent on a large number of factors, many of which are out of our control. These factors include the highly competitive nature of the markets in which we operate, including the Cloud, Telco and service providers markets, the long sale cycles of our products to our OEMs, Cloud and Telco customers, as well as other factors detailed in this Item 3.D. In addition, the loss, ineffectiveness or inability to maintain our customer relationships or our inability to develop new customer relationships, especially due to limitations on travel and meetings and the general disruption of our business due to the spread of Covid-19, as detailed above, may have an adverse effect on our ability to achieve, secure or consummate Design Wins for our Cloud, Telco and service providers related products.

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

Most of our revenues are generated from the sale of our networking and data infrastructure solution products. The technology industry in which we operate is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. While these changes could lead to a reduction in the demand for our existing products, they could also create an opportunity for us to expand our product offering to our existing customers and to new customers. Accordingly, our future success may depend on our ability to diversify our product offering and enter new markets, which could involve numerous risks, including:

•	Substantial research and development and business development expenditures, which could divert funds from other corporate uses and/or have a significant negative effect on our short-term results;

•	Diversion of management's attention from our core business; and

•	Entrance into markets in which we have little or no experience.

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

We conduct extensive research, development and engineering activities. Our efforts emphasize our view of the importance of and the need for the development of new products, cost reduction of current products, and enhancement of existing products in response to rapidly changing customer preferences, technologies, and industry standards. We cannot guarantee the continued success of our efforts, or that our products will continue to be widely accepted by the marketplace or that any of our ongoing development efforts will result in other commercially successful products, that such products will be released in a timely manner or at a competitive price, or that we will be able to respond effectively to technological changes or new product announcements by others. Additionally, this may be exacerbated due to the spread of Covid-19, as detailed above, due to some our employees being infected or quarantined along with government mandated lockdowns and travel limitations. Such difficulties along with a material delay in our ability to release new products, may have a material adverse effect on our business, results of operations and financial condition.

Significant growth in markets demanding functionality similar to the functionality offered by certain of our products may cause manufacturers to integrate such characteristics into server motherboards or increase the market share of servers and appliances that already have such functionality in-built, eliminating the need for our products.

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

We depend on a small number of customers for our products. Our top three customers in 2019 accounted for approximately 35% of our revenues in 2019 (out of which our top customer accounted for approximately 16% of our revenues in 2019). We expect that a small number of customers will continue to account for a significant portion of our revenues for the foreseeable future. Loss or cancellation of business from, significant changes in deliveries to, or decreases in the prices of products sold to, one or more of our key customers has, in the past, significantly reduced our revenues for a reporting period and could, in the future, harm our business, margins, results of operations, and financial condition.

The loss or ineffectiveness of any of our key customer relationships or a reduction of purchase orders by such customers may have a material adverse effect on our operations and financial results.

Our sales and marketing strategy includes development and maintenance of strategic relationships with leading OEMs in the servers industry and server-based systems industry, as well as with leading Cloud, Telco and service provider customers, which integrate our products into their own systems, or deploy our products in their network. These customers are not within our control, are not obligated to purchase our products, and may select other products that may compete with our lines of products. A reduction in sales efforts or discontinuance of sales of our products by our OEM customers, and/or the reduction in or discontinuance of deployments by our Cloud, Telco, or service provider customers, could lead to reduced sales and could materially adversely affect our operating results. In addition, there is the risk that our customers would build up inventories in anticipation of a growth in sales or deployments. If such growth does not occur as anticipated, such customers may substantially decrease the amount of products ordered in subsequent quarters or discontinue product orders. The termination or loss of either one or more of our key customer relationships at approximately the same time, without being able to compensate this loss with sales to other customers, might have a material adverse effect on our operations and financial results.

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

We may assume liabilities, incur amortization expenses related to intangible assets, or realize large and immediate write-offs in connection with future acquisitions. In addition, the future valuation of these acquisitions may decrease from the market price paid by us, which may result in writing-off or impairing, of the relevant assets. In addition, our operation of any acquired or merged businesses, technologies, or assets could involve numerous risks, including:

•	Post-merger integration problems resulting from the combination of any acquired operations with our own operations or from the combination of two or more operations into a new merged entity;

•	Diversion of management's attention from our core business;

•	Substantial expenditures, which could divert funds from other corporate uses;

•	Entering markets in which we have little or no experience; and

•	Loss of key employees of the acquired operations.

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

Such laws and regulations include the EU's General Data Protection Regulation ("GDPR") and the Dodd-Frank Wall Street Reform and Consumer Protection Act.

The GDPR provides that companies must comply with certain standards regarding the protection of the personal data or risk significant financial penalties. Regulations or interpretive positions may be enforced specifically with respect to the use of outsourced services, such as SaaS, hosting and cloud-based services. Compliance with such legislation and regulations may require that we invest in the modification of our operations to comply with such legislation and regulations, or subject ourselves to liability resulting from a breach of such regulations. Failure to comply with privacy legislation or procedures may cause us to incur civil liability to government agencies, customers, shareholders and individuals whose privacy may have been compromised.

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

A significant invasion, interruption, destruction, or breakdown of our information technology systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We are subject to laws and regulations governing the collection, use and transmission of personal information. As the legislative and regulatory landscape for data privacy and protection continues to evolve around the world, there has been an increasing focus on privacy and data protection issues that may affect our business, including the GDPR, and other laws and regulations governing the collection, use, disclosure and transmission of data. We could also experience business interruption, information theft, legal claims and liability, regulatory penalties and/or reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage either internally or at our third party providers. Our systems may be the target of malware and other cyber-attacks. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing the compromise and/or disruption of our information technology systems and related data. Additionally, this may be exacerbated due to the spread of Covid-19, as detailed above, due to many of our employees working from home and remotely accessing our IT networks.

Risks Relating to Operations in Israel and Internationally

           The tax benefits available to us under Israeli law require us to meet several conditions and may be terminated or reduced in the future, which would increase our taxes.

Our production facilities have been granted "Approved Enterprise" or "Benefited Enterprise" status in past years and currently hold a "Preferred Enterprise" status under the Encouragement of Capital Investments Law, and as such, we are entitled to certain tax benefits. In order to be eligible for these tax benefits, we must meet certain conditions. If we fail to meet these conditions in the future, the tax benefits could be reduced or canceled. These tax benefits may not be continued in the future at their current levels, or at any level. The termination or reduction of these benefits may increase our income tax expense in the future. To the best of our knowledge, to date we have met the conditions for benefits under our "Preferred Enterprise" status in all material respects. There can be no assurance, however, that we will continue to meet such conditions in the future. If these tax benefits are reduced, cancelled, or discontinued, our Israeli taxable income would be subject to "regular" Israeli corporate tax rate. In December 2016, the regular tax rate in Israel was reduced to 24% in 2017 and to 23% as from 2018 and thereafter. See "Item 10 – Additional Information – Taxation – the Encouragement of Capital Investments Law, 1959" for more information about our "Preferred Enterprise" status.

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

Similar civil unrest and political turbulence has occurred in other countries in the region, including Syria which shares a common border with Israel, and is affecting the political stability of those countries. Since April 2011, internal conflict in Syria has escalated, and evidence indicates that chemical weapons have been used in the region. This instability and any intervention may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries, and may have the potential for additional conflicts in the region. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, and Hezbollah in Lebanon. Iran is known to support the government of Syria in its battles against various rebel militia groups in Syria.

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

Approximately 96% of our international sales are denominated in U.S. Dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions, and changes in tariffs and freight rates. Our U.S. dollar costs in Israel and Denmark will increase further to the extent that inflation in Israel and/or Denmark exceeds the devaluation of the NIS and/or Danish Krone ("DKK"), respectively, against the dollar, if the timing of such devaluation lags behind inflation in Israel and/or Denmark, or if the dollar devalues against the NIS and/or DKK.

We are affected by worldwide downturns in industries based on technology.

The volatility in the securities markets and its effect on high-technology companies may have a ripple effect on our performance. In the downturn which the markets experienced beginning in 2001, technology companies dealing in communications and computers were severely affected and some were forced to cease operations. We felt the effects of this downturn in 2001 through 2003. We were also affected by the downturn in the economic markets which began in 2008, posing a risk to industries based on technology as well as the overall economy. There can be no assurance that our results will not be affected on a going forward basis by any economic downturns, including the current downturn to the global economy relating to the spread of Covid-19, as detailed above.

General economic conditions may adversely affect the Company's results.

Uncertainty in global economic conditions, including any disruption in financial and credit markets, such as the current disruption to the global economy relating to the spread of Covid-19, as detailed above, pose a risk to the overall economy that could impact demand for our and our customers' products, as well as our ability to manage commercial relationships with our customers and suppliers. If the global economic situation worsens, our business could be negatively impacted, including such areas as reduced demand for our products and services, or supplier or customer disruptions, which could reduce our revenues or our ability to collect our accounts receivable and could have a material adverse effect on our financial condition and results of operations.

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

              In the past, our share price has declined, including during periods of uncertainty in global economic conditions, and we may be affected by, among others, downturn in economic conditions, including the current downturn to the global economy relating to the spread of Covid-19, as detailed above. We cannot assure you that our share price will remain stable or not decline in the future.

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

Our ability to distribute dividends in the future may be adversely affected by the risk factors described in this report. Any dividend will depend on our earnings, capital requirements, financial condition and other business and economic factors affecting us at the time as our board of directors may consider relevant. Our ability to pay cash dividends may be restricted by instruments governing any of our obligations. We are restricted by Israeli law to pay dividends in any fiscal year only out of "profits", as defined by the Companies Law, unless otherwise authorized by an Israeli court, and provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations. There is no assurance that we will be able to pay dividends or increase our payment of dividends in the future, nor is there any assurance that our Board of Directors will not further change or cancel our dividend policy in the future. If we are unable to pay dividends at levels anticipated by investors in our shares, the market price of our shares may be negatively affected and the value of our shareholders' investment may be reduced. See "Item 8.A. – Consolidated Statements and Other Financial Information", under the caption "A8. – Dividend Policy" for additional information regarding the payment of dividends.

If we fail to meet continued listing standards of NASDAQ, our shares may be delisted, which could have a material adverse effect on the liquidity of our shares.

Our ordinary shares are currently traded on the NASDAQ Global Select Market. The NASDAQ has requirements that a company must meet in order to remain listed on NASDAQ. In particular, NASDAQ rules require us to maintain a minimum bid price of US$ 1.00 per share of our ordinary shares. If the closing bid price of our common stock were to fall below US$ 1.00 per share for 30 consecutive trading days or we do not meet other listing requirements, we would fail to be in compliance with NASDAQ's listing standards. There can be no assurance that we will continue to meet the minimum bid price requirement, or any other requirement in the future. If we fail to meet the minimum bid price requirement, the NASDAQ Stock Market may initiate the delisting process with a notification letter. If our ordinary shares were to be delisted, our liquidity would be adversely affected and our market price could decrease.

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

We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including our pro-rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered a PFIC if at least 50% of our assets in a taxable year, averaged over the year and ordinarily determined based on fair market value and including our pro-rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, are held for the production of, or produce, passive income. If we were to be a PFIC, and a U.S. Holder does not make an election to treat us as a "qualified electing fund", or QEF, or a "mark-to-market" election, "excess distributions" to a U.S. Holder, and any gain recognized by a U.S. Holder on a disposition or our ordinary shares, would be taxed in an unfavorable way. Among other consequences, our dividends, to the extent that they constitute "excess distributions", would be taxed at the regular rates applicable to ordinary income, rather than the 20% maximum rate applicable to certain dividends received by an individual from a "qualified foreign corporation", and certain "interest" charges may apply. In addition, gains on the sale of our shares would be treated in the same way as excess distributions. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory provisions, it is unclear whether we would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset our passive income in the calculation of gross income. As a result of our substantial cash position, if the value of our shares declines, there is a substantial risk that we will be classified as a PFIC under the asset test described above. There can be no assurance that we will not be classified as a PFIC by the U.S. Internal Revenue Service. In light of the uncertainties described above, no assurance can be given that we will not be a PFIC in any year. A U.S. Holder who makes a QEF election is taxed currently on such holder's proportionate share of our earnings, including both ordinary income and net capital gain. If the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, however, it might be too late for a U.S. Holder to make a timely QEF election, unless the U.S. Holder qualifies under the applicable Treasury regulations to make a retroactive (late) election. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to exceptions for U.S. Holders who made a timely QEF or mark-to-market election, or certain other elections. We do not currently intend to prepare or provide the information that would enable you to make a Qualified Electing Fund election. Accordingly, our shareholders are urged to consult their tax advisors regarding the application of PFIC rules.

Our investment portfolio may be impaired by disruptions in the financial and credit markets.

Our investment portfolio currently consists of corporate debt securities which the Company classified at December 31, 2019 as "held-to-maturity". As of December 31, 2019, we hold approximately US$ 60.6 million in corporate debt securities and government debt securities.

              Due to possible significant disruptions in the financial and credit markets, the corporate debt securities in our portfolio are subject to a possible increased risk of default due to bankruptcy, lack of liquidity, operational failure, or other factors affecting the issuers of those securities. In addition, securities in our portfolio are subject to other risks, such as credit, liquidity, market and interest rate risks, which may be exacerbated by market disruptions, and which may impair the assets. We may be required to adjust the carrying value of our investment securities due to a default, lack of liquidity or other event, if the event constitutes an impairment which is considered to be other-than-temporary. As of December 31, 2019, we were not required to adjust the carrying value of our investment securities since there were no other-than-temporary impairments. If we will experience such a loss, it will be recorded in our consolidated statement of operations which could materially adversely impact our consolidated results of operations and financial condition.

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

Our shares have been listed on the NASDAQ Global Select Market since January 2, 2014 under the ticker symbol "SILC". Prior thereto our shares were listed on the NASDAQ Global Market (previously known as the NASDAQ National Market) under the ticker symbol "SILC" (and previously "SILCF") from February 11, 2008. Prior thereto, our shares were listed on the NASDAQ Capital Market (previously known as the NASDAQ Small-Cap). On December 20, 2005, we obtained the approval of the Tel Aviv Stock Exchange, or TASE, for the listing of our shares on TASE. Trading of our shares on TASE commenced on December 27, 2005. On October 26, 2015, our Board of Directors resolved to act to delist the Company's shares from trading on the TASE. Consequently, we applied to the TASE and requested that TASE initiate the delisting process. On October 29, 2015, the TASE announced to the TASE members on the TASE electronic filing site, the MAYA, and on the ISA electronic filing site, the MAGNA, that the last trading day in the Company's shares on the TASE shall be January 26, 2016 and that on January 28, 2016, the Company's shares shall be delisted from trading on the TASE. Accordingly, the last trading day in our shares on the TASE was January 26, 2016, and on January 28, 2016, our shares were delisted from trading on the TASE. Our shares are currently listed only on the NASDAQ Global Select Market. See "Item 9 – The Offer and Listing – Markets and Share Price History".

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

In September 2015, we, together with our wholly owned subsidiary, Silicom Connectivity Solutions, Inc., entered into an asset purchase agreement with ADI Engineering, Inc. ("ADI"), a US company which provides Intel®-based products targeted at SDN, NFV, IoT ('Internet of Things'), Cloud computing and Virtualization, Steve Yates and Patricia Yates (the "ADI APA") for the purchase of ADI's assets in consideration for an amount equal to US$ 10 million in cash at closing, and an additional consideration subject to the attainment of certain future performance milestones applicable to the years 2015-2017 (the "Excess Consideration"). In 2016 we paid an Excess Consideration in the amount of US$ 3,000 thousand for the attainment of the 2015 performance milestone detailed in the ADI APA. We did not pay any additional Excess Consideration since the respective performance milestones were not attained. For additional information regarding the ADI APA, see "Item 10 – Additional Information – Material Contracts", "Item 19 – Exhibits – Exhibit 4.11. – ADI APA" and Note 3A to our financial statements included elsewhere in this annual report.

Principal capital expenditures and divestitures

From January 1, 2019, to December 31, 2019, our capital expenditures totaled to approximately US$ 1,635 thousand (compared to US$ 1,740 thousand during 2018 and US$ 2,118 thousand during 2017), of which approximately US$ 1,234 thousand (compared to US$ 1,590 thousand during 2018 and US$ 2,006 thousand during 2017) can be attributed to machinery and equipment, and approximately US$ 401 thousand (compared to US$ 150 thousand during 2018 and US$ 112 thousand during 2017) can be attributed to office furniture and equipment and leasehold improvements. We have financed our capital expenditures from our available internal resources, and expect to continue to finance our capital expenditures in a similar manner in 2020.

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

Products

Our products are comprised of:

(i)	Server network interface cards (Server Adapters);

(ii)
Smart Cards: Intelligent and/or programmable cards, with features such as encryption, acceleration, data compression, redirection and switching, packet processing, time stamping, packet capture solutions, ultra-low latency solutions, other offloading features; and

(iii)
Stand-alone Products: Customer-Premises Equipment, including virtualized Customer-Premises Equipment (vCPE) and universal Customer-Premises Equipment (uCPE) (together, "CPE"), edge devices for SD-WAN and NFV deployments (together with the CPE, "EDGE"), Networking Targeted Appliances, Bypass Switches and Intelligent Bypass Switches.

Server Adapters

We have developed a line of products for the server networking industry, which facilitates interaction between servers and switches, allowing them to communicate with each other through a larger number of ports and with higher performance than their original manufacturer designed capabilities. Our designs have resulted in powerful products that allow server-based systems to fully exploit the high speed potential of 1/10/25/40/100 Gigabit Ethernet. The products have either one, two, four, six, or eight ports, which plug into servers which need to have such capabilities. Some of these products include bypass functionality which allows continuation of traffic even when the server carrying the card is failing.

On August 21, 2018, we issued a Press Release on Form 6-K announcing that our 100G bypass switch was selected by a world leader in the network visibility market.

On May 14, 2019, we issued a Press Release on Form 6-K announcing a world-leading provider of hyper-converged software-designed storage systems will be using our next-generation connectivity solutions to enhance the performance of its newest product lines.

Smart Cards

Our Smart Card products include smart server adapters such as: (a) redirector and switching cards, (b) encryption and data compression hardware acceleration cards, and (c) FPGA based packet processing cards.

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

Our 1G/10G/25G/40G/100G FPGA (field programmable gate array) based packet processing cards are based either on a combined standard Intel® networking silicon and an FPGA, or on a pure FPGA based solution, working at wire speed to achieve a variety of functionalities. Our products include three levels of solutions: The first level include, minimal solution related IP, where we provide our customers with "Naked" FPGA cards, which they can use to program in any way they want. In these cards, other than the hardware, we only provide FPGA and software, which are required to test and verify the cards functionality. In the second level, we provide a framework for a Smart Card. Such a framework allows the customer to add to the FPGA its own application, while the various interfaces are already a part of the framework, providing optimized solutions for low latency, throughput and speed. In the third level, we provide solutions implemented in the FPGA. Such solutions are related to 5G, Packet Capturing, HFT, encryption/decryption, Deep Packet Inspection (DPI) and other Cloud and NFV related applications. The implementation of these solutions by the customers is proposed both in an "as is" model and as a sample code which the customer can then use as the basis to what it wants to do.

On February 7, 2018, we issued a Press Release on Form 6-K announcing that one of our long-term customers, a rapidly-growing Cyber Security company which is now moving heavily into the processing of higher volumes of data at much higher data rates, has standardized on our high-density server adapters with the intention of eventually using them to replace all of its lower speed/lower density adapters. With this new Design Win, this customer's run rate has risen to US$ 1 million per year, and is expected to ramp up to approximately US$ 1.5 million per year.

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

On January 10, 2019, we issued a Press Release on Form 6-K announcing that a leading global ISP (Internet Service Provider) has selected our FPGA-based Smart NIC for deployment in its data centers throughout the world. This Design Win incorporates our unique "Packet Mover" technology, which allows easy integration of any customer specific or generic IP.

On March 26, 2019, we issued a Press Release on Form 6-K announcing that a leading cloud player has selected us to supply an FPGA-based smart NIC that is planned to become a part of its virtualized Cloud.

On July 8, 2019, we issued a Press Release on Form 6-K announcing that one of the world's largest process equipment technology companies has selected Silicom to provide a customized version of its next-generation 400G FPGA Smart-NIC.

On September 9, 2019, we issued a Press Release on Form 6-K announcing that one of the world's largest companies has commissioned Silicom to design and build a task-specific FPGA-based card. The customer will integrate the customized product inside its autonomous vehicles during a preliminary limited deployment project.

Stand-alone Products

Our main Stand-Alone product line includes a family of CPE or Edge Networking Devices products. These products are full computing platforms in a networking intensive environment, mostly existing in the Telco based edge solutions and the Cloud edge, and offered by Telcos, Cloud Vendors, and application vendors. Our products in this family includes very low end IoT devices, going through typical branch/CPE units and up to rack mounted devices targeting large scale branches.

Our capabilities within the CPE world include modular approach and secured management features, as well as customized designs, to help the customer achieve its required challenging performance, data volume and infrastructure-scale-up goals. Our CPE products offer reliability and robust performance, addressing challenges of SD-WAN and NFV integration and deployment.

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

On April 29, 2019, we issued a Press Release on Form 6-K announcing that an additional product group within one of its Tier-1 service provider customers has decided to replace an edge device currently supplied by another vendor with one of the Silicom uCPE models that it is currently using.

On May 7, 2019, we issued a Press Release on Form 6-K announcing that it has launched its powerful new Edge Computing platform based on the Intel® Xeon-D (D2100) processor. Targeted for the needs of Cloud and Communication Service Providers (CoSP), the new platform is optimized for Edge Computing services including uCPE (Universal Customer Premises Equipment), Cloud Edge, 5G Distributed Unit (DU), and IoT Gateways.

On October 28, 2019, we issued a Press Release on Form 6-K announcing that one of its long-term strategic customers, a leader in the SD-WAN space, has decided to standardize on Silicom's newest uCPE solutions for use in its next generation portfolio of SD-WAN devices.

On January 9, 2020, we issued a Press Release on Form 6-K announcing that one of the U.S.'s largest healthcare chains has selected Silicom's latest generation CPEs as a high-performance platform for its new organization-wide SD-WAN-based network.

Principal Markets

The principal markets in which we compete are set forth more particularly in, and are incorporated by reference to Note 13A to the consolidated financial statements set forth in Item 18 of this annual report. In 2017, 2018 and 2019 approximately 80%, 80% and 73% of our sales, respectively, were in North America, 16%, 16% and 20% of our sales, respectively, were in Europe, and 4%, 4% and 7% of our sales, respectively, were in Asia-Pacific. Our main business is not seasonal, and we believe that there are sufficient sources and raw materials available to sustain it.

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

We seek to monitor quality with respect to each stage of the production process including, but not limited to, the selection of component suppliers, warehouse procedures and final testing, packaging and shipping. We have been certified as complying with "ISO-28001:2007", "ISO 9001:2015", and "ISO 14001:2015", which are the quality control standard used in our industry. We believe that our quality assurance procedures have been instrumental in achieving a high degree of reliability for our products. We intend to continue to maintain and improve the efficiency of such procedures.

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

The Dodd-Frank Wall Street Reform and Consumer Protection Act includes disclosure requirements regarding the use of "conflict" minerals mined from the DRC and procedures regarding a manufacturer's efforts to prevent the sourcing of such "conflict" minerals. These requirements will require companies to undertake due diligence, disclose and report on whether or not such "conflict" minerals originate from the DRC. This implementation of these requirements could adversely affect the sourcing, availability and pricing of minerals such as cassiterite, wolframite, columbite-tantalite (coltan), gold and/or their derivatives (tantalum, tin, and tungsten) which are used in the manufacture of certain components used in our products, as well as affect the companies we use to manufacture components of our products. As a result, this could limit the pool of suppliers who can provide us DRC "conflict free" components and parts, and we may not be able to obtain DRC "conflict free" products or supplies in sufficient quantities for our operations. In circumstances where conflict minerals in our products are found to be sourced from the DRC, we may take actions to change materials or designs to reduce the possibility that our purchase of conflict minerals may fund armed groups in the region. These actions could add engineering and other costs to the manufacture of our products, and we may not be able to obtain "conflict free" products or supplies in sufficient quantities for our operations. In addition, we incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products, as further elaborated below. Also, because our supply chain is complex, we may face reputational challenges with our customers, shareholders and other stakeholders if we are unable to sufficiently verify the origins for the minerals used in our products. In such event, we may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict mineral free. There can be no assurance that we will not experience delays in the supply of critical components in the future or that we will have a sufficient inventory of critical components at such time to produce products at full capacity. If we do experience such delays and there is an insufficient inventory of critical components at that time, our operations and financial results would be adversely affected.

Marketing Channels

The principal market sectors for our products are:

(i)
Providers of Network appliances, including WAN Optimization and SD-WAN, Internet Security, Cyber Security, Application Delivery, Traffic Management, Network Monitoring and Analytics, and High Frequency Trading (HFT) for the financial service market and other mission-critical sectors;

(ii)	Telcos / Carriers / service providers deploying white boxes CPEs for SD-WAN and NFV;

(iii)	The "Cloud";

(iv)	Servers;

(v)	Data Storage including Big Data; and

(vi)	IoT.

Our main business model for our line of products is called the Design Win Model. The following are the main aspects of this model:

•	We approach a potential customer or are approached by such customer.

•
If the potential customer shows interest in the products and we believe that achievement of a business relationship with the potential customer is possible, we ship products for such potential customer's evaluation.

•
During the evaluation process the potential customer receives a few units of the relevant product for initial basic testing. If the evaluation process is successful, we ship products for qualification.

•	During the qualification process the potential customer usually purchases a larger amount of our products for more specific testing, which may include certain adaptations of our products to its needs.

•	If the qualification process is successful, we enter into negotiations regarding the terms of a business relationship.

•	In some cases, typically with the larger customers and with respect to Smart Cards, the evaluation and qualification process may take 12 months or more.

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

Over the last years, our sales and marketing have been mostly carried out through a network of strategic relationships with leading OEMs that sell our products, generally as a part of their systems and sometimes under their own private labels. Our current OEM customers are mostly active in the Cyber Security market, Application Delivery market, Traffic Management market, Network Monitoring market, Data Storage market, General Servers market, WAN Optimization market, SD-WAN market and other server based applications markets. Our OEM customers sell their products to Governments, Enterprises (headquarter and branch) and to Data Centers (regular and virtualized, including to the Cloud). Our strategy of carrying out strategic relationships with OEM customers continues to be the major strategy under which we operate. We believe that these relationships enable us to take advantage of the superior financial resources and market presence of these companies to increase our sales and establish, maintain and strengthen our position and reputation in the market. In addition, we believe that relationships with OEMs improve access to new technologies developed by such OEMs, thereby ensuring smooth integration of our products and technology with those of the OEMs. In furtherance of this strategy, during the last few years we entered into strategic arrangements with OEMs and continued securing successful Design Wins with OEMs who purchase our products. The majority of our revenues in 2019 were attributed to the sale of our products to OEM customers. Since 2017 we have increased the proportion of our sales to Cloud/Virtualized Data Center/SDN/Telcos customers within our group of OEM customers, and we believe that we will continue to gradually increase the proportion of our sales to such customers. This is due to: (a) Telcos/Carrier companies beginning to deploy SD-WAN and NFV solutions, a part of which is accomplished through our products, (b) the market moving towards running applications in the Cloud, and (c) Cloud and web 2.0 companies typically either (i) using standard servers, or (ii) designing their own "white boxes", for which we offer our solutions, and while there are no assurances that such solutions will continue to be accepted by such Cloud and Web 2.0 players, we believe that this trend has significant potential for us.

In addition, due to the market shift into using "white boxes" for SD-WAN, NFV, SDN and other solutions within the Cloud, we are now implementing an additional marketing strategy which involves our direct sales to major Telcos, Cloud players, and service providers. We sell to these players mostly our stand-alone CPEs. Since 2017, we announced several Design Wins with such Telcos and service providers.

The main aspects of the OEM business model, by which in most cases our customer will continue to buy our cards for as long as it continues to sell or deploy its system, are similar in our business model when we sell directly to Telcos or other service providers.

The loss of some of our customers, or any single key customer, may have a material adverse effect on our operations and financial results and we cannot assure you that we will be able to enter into strategic relationships with any such customer in the future. Payment terms of our customers are primarily up to 90 days net. Approximately 96% of our international sales are denominated in U.S. Dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions and changes in tariffs and freight rates. We have experienced no material difficulties to date as a result of these factors.

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

On April 8, 2010, we filed a patent application with the United States Patents and Trademarks Office, or the USPTO, for the 'Server-Based Network Appliance'. On June 12, 2012 we were issued patent No. 8,199,523 entitled 'Server-Based Network Appliance' from the United States Patent and Trademark Office, which relates to a server-based network appliance in which a computer motherboard is mounted in a case with the bus slots of the motherboard adjacent to the rear side of the case.

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

On February 8, 2015, we filed a patent application in the USPTO with respect to Hybrid Networking Application Switch. On January 2, 2018, we were issued patent No. 9,858,227 entitled 'Hybrid Networking Application Switch' from the United States Patent and Trademark Office. The patent relates to a unique solution for combining functionalities of a rack mounted networking switch and a rack mounted server into a single rack mounted enclosure comprising a hybrid networking application switch or an accelerated hybrid networking application switch.

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

With respect to Server Adapters, our main competitors are Mellanox, Intel®, and Broadcom. However, as these companies seem to be targeting mostly major Cloud accounts and we target smaller accounts in this market and pursue major Cloud accounts only with solutions not competing with these companies' standard cards, we are actually only overlapping with these companies' offerings in a small part of our target markets where our main competitors are Interface Masters, Portwell, Caswell, Lanner and Adlink, who compete with us on customized solutions including bypass cards. Although the situation may change in the future, we believe that our competition in areas which are not being pursued by the large companies, is less significant.

In the Smart Cards products sector, our competition is fragmented, and differs with respect to the specific solution being offered by us. In this sector, Cavium (now a part of Marvel), Mellanox, Netronome, Napatech, Myricom (a subsidiary of CSP), Bittware and Nallatech (both now a part of Molex), Lanner and Caswell compete with certain of our Smart Cards. With respect to the encryption products of our Smart Cards sector, our main competitor is Cavium (now a part of Marvel). In some cases of FPGA based cards, Intel and Xilinx also compete with our smart cards, however, similarly to the Server Adapters space, they target mostly the biggest accounts and only with mainstream products while for other accounts they cooperate with us.

In the Stand-alone Products sector, our competition is fragmented, and differs with respect to the specific solution offered by us. With respect to our uCPE/Edge Appliance products, to the best of our knowledge our main competitors are Caswell, Lanner, Advantech and Nexcom. With respect to the Bypass Switches and Intelligent Bypass Switches solutions (in which solutions are offered in the form of an external box instead of an embedded card), to the best of our knowledge, our main competitors are Keysight, Gigamon, and Interface Masters.

Governmental Regulation Affecting the Company

We are affected by the terms of research and development grants we have received from the IIA.

Under the R&D Law, research and development programs approved by the Research Committee of the IIA (the "Research Committee") are eligible for "Benefits" which include grants, loans, exemptions, discounts, guarantees and additional means of assistance, but with the exclusion of purchase of shares, provided under various tracks promulgated by the Council body (the "Tracks"). Most Tracks require the repayment of the Benefits in the form of the payment of royalties from the sale of the product developed in accordance with the published Track guidelines and subject to other restrictions. Once a project is approved, the IIA awards grants of up to 50% of the project's expenditures in return for royalties, usually at the rate of 3% to 5% of sales of products developed with such grants. For projects approved after January 1, 1999, the amount of royalties payable was up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR.

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

•
Silicom Denmark (Fiberblaze A/S) – a private company incorporated in Denmark. On December 10, 2014, we entered into the Fiberblaze SPA for the purchase of the entire holdings in Fiberblaze, pursuant to which we became its sole shareholder. As part of the Fiberblaze SPA, we have also purchased Fiberblaze US LLC, a private company incorporated in the United States, being a 100% owned subsidiary of Fiberblaze. In October 2016, we commenced a voluntary liquidation process for the liquidation of Fiberblaze US LLC, which was completed in August 2017. In 2017, we changed the name of the company from Fiberblaze A/S to the company's current name – Silicom Denmark (Fiberblaze A/S) and all the rights related to the company's previous name remained ours. See "Item 10 – Additional Information – C. "Material Contracts" for additional information on the Fiberblaze SPA.

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

Our executive offices in Kfar Sava are approximately 1,500 square meters in size, and we are currently leasing it for a five-year term ending February 28, 2025. Our monthly rental payments for this office space (which include various maintenance services) are equal to approximately US$ 36,600. We are leasing additional office space in the same premise in Kfar Sava of approximately 258 square meters for a six-year term ending February 28, 2025, for which the monthly rental payments (which include various maintenance services) are equal to approximately US$ 6,300.

We have conducted our manufacturing in Yokne'am, Israel since 2000. We lease our manufacturing facility in Yokne'am pursuant to a sub-lease for a period of three years and four months, ending April 30, 2020. This facility is approximately 2,400 square meters in size plus additional warehouse areas of approximately 250 meters in size and the monthly rental payments (which include rental payments, as well as fees for various management and upkeep services) are approximately US$ 44,200. We are currently in the process of negotiating an extension to this lease, until we finalize the move to our new manufacturing facility as detailed below.

In March 2020, we entered into a lease agreement for the lease of an approximately 4,000 square meter manufacturing facility in Yokne'am, Israel for a period of up to 120 months. The monthly rental payments (which include various payments including maintenance services) will vary during the lease period from between approximately US$ 73,300 per month to approximately US$ 76,600 per month.

In September 2016, we entered into a lease agreement with Naji Ezekiel & Sons - Management and Maintenance Ltd., for the lease of 450 square meters of storage space in Yokne'am Illit and the monthly payments are approximately US$ 7,000 (which include participation in maintenance and insurance). This agreement is in effect for a period of 24 months, with two options to extend the term by 12 months, at an increase of 5% in rental payments per each renewal period. In August 2018, we exercised our first option to extend the lease term by 12 months. In addition, in January 2019, we entered into an addendum to the lease agreement for the lease of additional space of approximately 300 square meters for the same term set forth in the lease agreement, for which the monthly rental payments are equal to US$ 4,700 (which include participation in maintenance and insurance).

On October 29, 2019, we entered into an additional commercial lease agreement to lease office space in Charlottesville, Virginia, in the United States for a 37-month period commencing on December 1, 2019. The facility is approximately 606 square meters in size and the monthly payments are approximately US$ 8,420 for through December 31, 2020, US$ 8,600 from January 1, 2021, through December 31, 2021, and US$ 8,760 from January 1, 2022, through December 31, 2022.

As of April 2017, we lease office space of approximately 2,500 square feet in Paramus, New Jersey. Our current lease is until March 2022, and we have an option to renew it for an additional five-year term. Currently, the monthly rental payments (including utilities) for this space are approximately US$ 4,190.

In addition, we lease office space of approximately 1,000 square meters, in Søborg, Denmark. The term of the lease agreement expires on September 30, 2020. The lease can be terminated by a six-month advanced notice to the landlord. The monthly rental payment (including maintenance services) for this space is approximately US$ 14,500.

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

Item 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

Silicom was incorporated in Israel and commenced operations in 1987. We are currently engaged in the design, manufacture, marketing and support of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, our solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our products are used by major Cloud players, service providers, Telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge. In 2017, 2018 and 2019, we recorded sales from all of our networking and data infrastructure solutions of approximately US$ 125.7 million, US$ 133.8 million, and US$ 105.2 million respectively. We primarily sell our products to major Cloud players, service providers, Telcos and OEMs and, to a lesser extent, through independent distributors (on a non-exclusive basis).

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

Recent Accounting Pronouncements.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. This ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2019. Early adoption is permitted for annual and interim periods in fiscal years beginning after December 15, 2018. In November 2019, the FASB issued ASU 2019-11, which includes several amendments to the credit losses standard (ASU 2016-13), including amendments to the reporting of expected recoveries. We are currently evaluating the impact of the provisions of ASU 2016-13 on our financial position, results of operations and cash flows.

In December 2019, the FASB issued ASU 2019-12, which removes certain exceptions for: recognizing deferred taxes for investments, performing intra-period allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This ASU is effective for annual periods in fiscal years beginning after December 15, 2021, and interim periods in fiscal years beginning after December 15, 2022. We do not expect the adoption of ASU 2019-12 to have a material impact on our consolidated balance sheets, results of operations, cash flows or presentation thereof.

In January 2017, the FASB issued ASU 2017-04, "Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment", which eliminates the requirement to calculate the implied fair value of goodwill in step two of the goodwill impairment test. Under ASU 2017-04, goodwill impairment charges will be based on the excess of a reporting unit's carrying amount over its fair value as determined in step one of the testing. ASU 2017-04 is effective for interim and annual testing dates after December 15, 2019, with early adoption permitted for interim and annual goodwill impairment testing dates after January 1, 2017. We do not expect the adoption of ASU 2017-04 to have a material impact on our consolidated balance sheets, results of operations, cash flows or presentation thereof.

A.          Operating Results

You should read the following management's discussion and analysis of our financial condition and operating results in conjunction with the consolidated financial statements and the related notes thereto included in this annual report. The following table sets forth, for the periods indicated, the relationship (in percentages) of items from our Consolidated Statement of Operations Data to our total sales:

Year Ended December 31,	2017	2018	2019
Sales	100%	100%	100%
Cost of sales	63.5	68.6	65.7
Gross profit	36.5	31.4	34.3
Research and development expenses	11.1	11.1	14.3
Sales and marketing expenses	5.3	5.0	6.3
General and administrative expenses	3.6	2.9	4.0
Contingent consideration expense (benefit)	(3.7)	-	-
Operating Income	20.2	12.4	9.7
Financial income, net	0.2	0.7	1.6
Income before income taxes	20.4	13.1	11.3
Income tax expenses	3.1	2.2	1.6
Net Income	17.3	10.9	9.7

Sales in 2019 decreased by 21.3% to US$ 105,240 thousand compared to US$ 133,753 thousand in 2018. This decrease was mainly attributed to the lack of revenues from our largest-ever Cloud related Design Win we lost in March 2018. During 2019 we had no revenues from this Design Win.

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

Gross profit in 2019 was US$ 36,094 thousand compared to US$ 42,056 thousand in 2018. Gross profit as a percentage of sales in 2019 was 34.3%, compared to 31.4% in 2018. The higher gross profit percentage in 2019 compared to 2018 was mainly attributed to: (i) a US$ 3.2 million write-off in 2018 related to the loss of our largest-ever Cloud related Design Win, which we announced on March 13, 2018, (ii) changes to the mix of products that we sold in 2019, on which our gross profit is largely dependent. Gross profit was also affected by, among other factors, write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use (not including the above mentioned write-off); the inventory write-downs as a percentage of sales in 2019 decreased to 2.0%, compared to 2.9% in 2018.

Gross profit in 2018 was US$ 42,056 thousand compared to US$ 45,928 thousand in 2017. Gross profit as a percentage of sales in 2018 was 31.4%, compared to 36.5% in 2017. The lower gross profit percentage in 2018 compared to 2017 was attributed to: (i) a US$ 3.2 million write-off related to the loss of our largest-ever Cloud related Design Win, which we announced on March 13, 2018, (ii) changes to the mix of products that we sold in 2018, on which our gross profit is largely dependent, which was influenced by our strategic decision to take advantage of increased revenue potential and opportunities, and (iii) write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use (not including the above mentioned write-off); the inventory write-downs as a percentage of sales in 2018 increased to 2.9%, compared to 2.3% in 2017.

Research and development expenses in 2019 increased moderately by 1.7% to US$ 15,075 thousand compared to US$ 14,820 thousand in 2018. This increase was mainly attributed to an increase in our research and development employees related costs, required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately US$ 1,169 thousand to such increase, offset by the following factors: (i) a decrease in amortization of acquired intangible assets, which amounted to US$ 0 in 2019, compared to US$ 655 thousand in 2018, (ii) capitalization of internal software development costs in the amount of US$ 1,018 thousand in 2019, compared to US$ 928 thousand in 2018, (iii) a decrease in the share-based compensation which amounted to approximately US$ 900 thousand in 2019, compared to US$ 953 thousand in 2018, and to (iv) the net effect of the strengthening of the US Dollar against the Danish Krone, on the one hand, offset by a weakening of the US Dollar against the New Israeli Shekel on the other hand, (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which amounted to approximately US$ 116 thousand.

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

Sales and marketing expenses in 2019 increased slightly by 0.1% to US$ 6,647 thousand compared to US$ 6,642 thousand in 2018. This increase was mainly attributed to our continued investment in the promotion of our networking and data infrastructure solutions, expanding our customer base and product offering, which contributed approximately US$ 465 thousand, offset by a decrease in amortization of acquired intangible assets which amounted to US$ 0 in 2019, compared to US$ 384 thousand in 2018, as well as to a decrease in the share-based compensation which amounted to approximately US$ 493 thousand in 2019, compared to US$ 569 thousand in 2018.

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

General and administrative expenses in 2019 increased by 5.5% to US$ 4,159 thousand compared to US$ 3,943 thousand in 2018. This increase was mainly attributed to various general and administrative costs which amounted to approximately US$ 244 thousand, offset by the net effect of the strengthening of the US Dollar against the Danish Krone, on the one hand, offset by a weakening of the US Dollar against the New Israeli Shekel, on the other hand (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels and Danish Krone), which amounted to approximately US$ 28 thousand.

General and administrative expenses in 2018 decreased by 12.5% to $3,943 thousand compared to $4,507 thousand in 2017. This decrease was mainly attributed to a decrease in payroll related expenses attributed to general and administrative activity which amounted approximately US$ 359 thousand, as well as to a decrease in the share-based compensation, which amounted to approximately $530 thousand in 2018, compared to $735 thousand in 2017.

In 2018, we had a contingent consideration expense in the amount of US$ 0 compared to a contingent consideration benefit in the amount of US$ 4,642 thousand in 2017. For additional information see Note 3 to our financial statements included elsewhere in this annual report.

Financial income, net in 2019 increased by 78.3% to US$ 1,646 thousand compared to US$ 923 thousand in 2018. The increase resulted mainly from the net effect of the following factors: (i) an increase in income from investment in marketable securities and bank deposits, which was attributed to an increase in funds available for investment, which amounted to US$ 2,151 thousand in 2019 compared to US$ 808 thousand in 2018, offset by (ii) the net effect of the weakening of the US Dollar against the New Israeli Shekel, on the one hand, offset by a strengthening of the US Dollar against the Danish Krone on the other hand, which created a net financial expenses in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as Danish Krone) of US$ 357 thousand in 2019 compared to a net financial income of US$ 208 thousand in 2018.

Financial income, net in 2018 increased by 491.7% to US$ 923 thousand compared to US$ 156 thousand in 2017. The increase resulted from the net effect of the following factors: (i) an increase in income from investment in marketable securities, attributed to increase in the funds available for investment, which amounted to US$ 808 thousand in 2018, compared to US$ 310 thousand in 2017, (ii) a decrease in bank fees, which contributed approximately US$ 16 thousand to the increase, and (iii) a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone, which created a net financial income in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as Danish Krone) of US$ 208 thousand in 2018, compared to a net financial expenses in the amount of US$ 45 thousand in 2017.

In 2019 we recorded current income tax expenses of US$ 2,343 thousand and deferred income tax benefit of US$ 699 thousand compared to current income tax expenses of US$ 3,231 thousand and deferred income tax expenses of US$ 5 thousand in 2018. The decrease in our current income tax expenses was mainly attributed to a decrease in our income and the resulting taxable income. The change in the deferred income tax benefit was mainly attributed to the following factors: (i) a deferred income tax benefit relating to research and development costs, which amounted to US$ 755 thousand in 2019 compared to deferred income tax expenses in the amount of US$ 4 thousand in 2018, (ii) a decrease in deferred income tax expenses relating to intangible assets, which amounted to US$ 40 thousand in 2019, compared to US$ 120 thousand in 2018, offset by (iii) a decrease in deferred income tax benefit relating to share-based compensation provided by us to our employees and directors, which amounted to US$ 26 thousand in 2019, compared to US$ 135 thousand in 2018. In addition, in 2019 we recorded an income tax benefit relating to prior years in the amount of US$ 21 thousand, compared to an income tax benefit relating to prior years in the amount of US$ 299 thousand in 2018.

In 2018, we recorded current income tax expenses of US$ 3,231 thousand and deferred income tax expenses of US$ 5 thousand compared to current income tax expenses of US$ 3,474 thousand and deferred income tax expenses of US$ 453 thousand in 2017. The minor decrease in our current income tax expenses was mainly attributed to a decrease in the corporate income tax rate in the US Federal jurisdiction. The decrease in the deferred income tax expenses was mainly attributed to deferred income tax expenses in relation to acquired goodwill, which amounted to US$ 127 thousand in 2018, compared to US$ 465 thousand in 2017, combined with an increase in deferred income tax benefit relating to share-based compensation provided by us to our employees and directors, which amounted to US$ 135 thousand in 2018, compared to deferred income tax expenses which amounted to US$ 33 thousand in 2017. In addition, in 2018, we recorded an income tax benefit relating to prior years in the amount of US$ 299 thousand, compared to an income tax benefit relating to prior years in the amount of US$ 59 thousand in 2017.

In 2019 we recorded net income of US$ 10,236 thousand compared to net income of US$ 14,637 thousand in 2018, a decrease of 30.1%. The decrease was mainly attributed to our lower gross profit in 2019, compared to 2018, as mentioned above.

In 2018, we recorded net income of $14,637 thousand compared to net income of $21,714 thousand in 2017, a decrease of 32.6%. The decrease was mainly attributed to the following factors: (i) the decrease in contingent consideration benefit which amounted to $0 in 2018, compared to a contingent consideration benefit of $4,642 thousand in 2017, and (ii) to our lower gross profit in 2018 compared to 2017, as mentioned above.

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

B.           Liquidity and Capital Resources

As of December 31, 2019, we had working capital of US$ 84,115 thousand and our current ratio (current assets to current liabilities) was 4.19. Cash and cash equivalents as of December 31, 2019 decreased by US$ 10,339 thousand to US$ 16,469 thousand, compared to US$ 26,808 thousand as of December 31, 2018. Short-term bank deposits as of December 31, 2019 increased by US$ 13,542 thousand to US$ 13,542 thousand, compared to US$ 0 as of December 31, 2018. Short-term marketable securities increased by US$ 12,445 thousand to US$ 14,045 thousand, compared to US$ 1,600 thousand as of December 31, 2018, and long-term marketable securities increased by US$ 930 thousand to US$ 46,542 thousand, compared to US$ 45,612 thousand as of December 31, 2018. The net increase of US$ 16,578 thousand in these four balance sheet items in 2019 was mainly attributed to positive cash provided by operating activities in the amount of US$ 26,726 thousand, offset by purchase of treasury shares in the amount of approximately US$ 7,971 thousand, payments in relation to purchase of property, plant and equipment which amounted to US$ 1,441 thousand, and investment in intangible assets which amounted to US$ 1,018 thousand.

Trade receivables increased to US$ 24,936 thousand as of December 31, 2019, compared to US$ 23,817 thousand as of December 31, 2018. This increase was mainly attributed to a one-time change of payment terms with one of our larger customers in 2018. Other receivables decreased to US$ 4,964 thousand as of December 31, 2019, compared to US$ 9,487 thousand as of December 31, 2018. This decrease was mainly attributed to a decrease in advances to suppliers.

Trade payables increased to US$ 16,419 thousand as of December 31, 2019, compared to US$ 15,407 thousand as of December 31, 2018. Other payables and accrued liabilities increased to US$ 8,823 thousand as of December 31, 2019, compared to US$ 6,133 thousand as of December 31, 2018. This increase was mainly attributed to an increase in our accrued expenses.

Inventories decreased to US$ 36,491 thousand as of December 31, 2019, compared to US$ 42,369 thousand as of December 31, 2018. This decrease was mainly attributed to a decrease in sales.

Cash provided by operating activities in 2019 amounted to US$ 26,726 thousand compared to cash provided by operating activities in the amount of US$ 45,678 thousand in 2018. The cash provided by operating activities in 2019 was the result of our positive operating income.

Capital expenditures on property and equipment for year ended December 31, 2019, were US$ 1,635 thousand, compared to US$ 1,740 thousand as of December 31, 2018. This decrease was mainly attributed to a decrease in investment in equipment used for production and research and development.

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

As of June 2012, we have a patent No. 8,199,523 entitled 'Server-Based Network Appliance' from the United States Patent and Trademark Office, which relates to a server-based network appliance in which a computer motherboard is mounted in a case with the bus slots of the motherboard adjacent to the rear side of the case.

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

As of January 2018, we have a patent No. 9,858,227 entitled 'Hybrid Networking Application Switch' from the United States Patent and Trademark Office, which relates to a unique solution for combining functionalities of a rack mounted networking switch and a rack mounted server into a single rack mounted enclosure comprising a hybrid networking application switch or an accelerated hybrid networking application switch.

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

In August 2005, we received approval for a US$ 54 thousand dollar grant from the Korea-Israel Industrial Research and Development Foundation, or Koril-RDF, in connection with the joint development of a certain product with a Korean company. Under the terms of this grant we are required to repay the amounts received at a rate of 2.5% per year of our gross sales of the product developed with the grant in each such year, until 100% of the grant (and any other sums received from Koril-RDF) are repaid. We received approximately 20%-30% of certain research and development expenditures for two projects in 2003 and 2004. As of January 2006, and to date, our research and development activities have been sponsored and funded by us, and we did not participate in any new encouragement programs or received any additional grants from the OCS, IIA or Koril-RDF. We have closed all of our OCS funded programs, and do not anticipate having any sales of products funded by OCS grants or be required to pay any royalties to the OCS with respect thereto.

We expect that we will continue to commit resources to research and development in the future. As of March 31, 2020, we had 113 employees engaged primarily in research and development and design activities of which 67 employees in Israel, 32 in Denmark and 14 in the U.S. In 2017, 2018 and 2019, our research and development expenses were US$ 13,915, US$ 14,820 and US$ 15,075 respectively, constituting approximately 11.07%, 11.08% and 14.32%, respectively, of our sales. The increase in our research and development expenses in 2019 compared to 2018 was mainly attributed to an increase in our research and development employees related costs, required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately US$ 1,169 thousand to such increase, offset by the following factors: (i) a decrease in amortization of acquired intangible assets, which amounted to US$ 0 in 2019, compared to US$ 655 thousand in 2018, (ii) capitalization of internal software development costs in the amount of US$ 1,018 thousand in 2019, compared to US$ 928 thousand in 2018, (iii) a decrease in the share-based compensation which amounted to approximately US$ 900 thousand in 2019, compared to US$ 953 thousand in 2018, and to (iv) the net effect of the strengthening of the US Dollar against the Danish Krone, on the one hand, offset by a weakening of the US Dollar against the New Israeli Shekel on the other hand, (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which amounted to approximately US$ 116 thousand.

The increase in our research and development expenses in 2018, compared to 2017 was mainly attributed to an increase in the number of our research and development employees, to an increase in the use of consultants and subcontracted work, as well as to an increase in other related research and development expenses required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately US$ 2,308 thousand to such increase, as well as to an increase in the share-based compensation which amounted to approximately US$ 953 thousand in 2018, compared to US$ 832 thousand in 2017, all of which were offset by capitalization of internal software development costs in the amount of US$ 928 thousand, as well as a decrease in amortization of acquired intangible assets, which amounted to approximately US$ 655 thousand in 2018, compared to US$ 1,251 thousand in 2017.

D.           Trend Information

In today's network-based environment, there is a growing demand for server-based systems. We believe that the markets for such systems are continuously growing. Exploding data and internet traffic increase the need for connectivity and bandwidth, which results in the increased need of networking throughput, connectivity, compute power and storage. Such growing demand was the basis for the emerging technologies of virtualization, Cloud, SDN, NFV and SD-WAN, all of which are targeting the implementation of a more effective model for all the above mentioned tasks.

In view of such an anticipated increase in Cloud-based data centers and edge devices utilizing virtualization, SDN and NFV, the systems in the data centers are increasingly based on generic server platforms while at the edge the trend is for "white boxes" which represent decoupling of the software and hardware capabilities. Both of these platforms (Data Center and Edge) need enhanced connectivity as well as offload capabilities in order to address the performance challenges realized due to the huge amount of traffic, the high volume of data, the need to encrypt such data, the need to run in virtualized environment, which by itself is a challenge for the server CPU, and the need to include switching within the server. We anticipate that consequently the demand for add-on smart adapters (Smart Cards) and CPEs which address these challenges will grow. Power, heat and space limitations in such environments increase the need for hardware accelerators and other innovative solutions. Such systems and networking infrastructure require essential building blocks in their own generic environment, which can be served by our products.

We address the above needs with a comprehensive suite of Smart Cards and CPEs which are able to either off-load CPU tasks onto a separate intelligent add-on card thereby freeing up server cycles and improving the server's Networking and Storage I/O or by providing modular CPEs which allow various levels of performance and the integration of additional off-loading and non-offloading functionalities. Our solutions are based on either Intel® silicon which includes such functionality for encryption/decryption and compression or with cards which include intelligent engines, such as FPGAs, Network Processors and with our switch fabric redirector cards which deal with load balancing between servers/CPUs/CPU cores and perform traffic filtering to increase the efficiency of the server. We believe that our Smart Cards and Stand-alone products such as CPEs, will all continue to be key driver of our growth in the coming years.

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

E.           Off-Balance Sheet Arrangements

On July 22, 2002, our Audit Committee and the Board of Directors approved an Indemnification Agreement with our directors and officers. Our shareholders approved the terms of this agreement in a General and Extraordinary Meeting held on January 7, 2004. In Amendment 3 to the Companies Law, the instances in which a company may indemnify its officers and directors were broadened. In December 2007, each of our Audit Committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers so as to reflect this amendment. Our shareholders approved the terms of this new Indemnification Agreement in January 2008. The Indemnification Agreement provides that the directors and officers will be exempt from liability in certain circumstances. The Indemnification Agreement also provides for the indemnification by us for certain obligations and expenses imposed on the officer in connection with an act performed in his or her capacity as an officer of the Company. This right to indemnification is limited, and does not cover, among other things, a breach of an officer's duty of loyalty, a willful breach of an officer's duty of care, or a reckless disregard for the circumstances or consequences of a breach of duty of care. The right to indemnification also does not cover acts that are taken intentionally to unlawfully realize personal gain. The maximum amount of our liability under these Indemnification Agreements for any monetary obligation imposed on an officer or a director in favor of another person by a judgment is currently US$ 3,000,000 for each instance of a covered scenario. In addition, we would be liable to indemnify the officer or director for all reasonable litigation expenses with respect to certain proceedings. We are not aware of any material pending action that may result in anyone claiming such indemnification.

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

As per Amendment 20 to the Companies Law ("Amendment 20"), it was decided on July 31, 2013, at the Extraordinary General Meeting of the Shareholders to adopt the Executive Compensation Policy of the Company, which was recommended by our Compensation Committee and approved by our Board of Directors. The Executive Compensation Policy included the above referenced form of Indemnification Agreement to be entered into by the Company with our directors and officers serving in such capacities from time to time. The Executive Compensation Policy also noted that going forward, any change to the Indemnification Agreement, including any changes which materially depart from the key terms of the current agreement (provided that such changes apply equally to all executives of the Company, including directors) will be submitted to the Company's Compensation Committee and the Board of Directors for their approval but shall not, unless required by law or the Company's Articles, be presented at a General Meeting of the shareholders. As set forth in the Companies Law, an Executive Compensation Policy for a period exceeding three years has to be re-approved once every three years. Accordingly, our Amended Executive Compensation Policy was brought for shareholders' re-approval at the annual general meeting of our shareholders in 2019.

We are not a party to any other material off-balance sheet arrangements or contingent obligations.

F.           Tabular disclosure of contractual obligations

The following table shows our outstanding contractual obligations by category and by payments due as of December 31, 2019:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Leases	4,533	1,482	1,684	1,161	206
Purchase Obligations	15,043	15,042	1
Total	19,576	16,524	1,685	1,161	206

Our total outstanding contingencies in respect of OCS or IIA royalty-bearing participations received or accrued, net of royalties paid or accrued before interest, amounted to approximately US$ 2,960 thousand as of December 31, 2019, which are attributable to sales of certain discontinued products. As of the date of this annual report, all of our OCS programs have been closed per our request. We are not anticipating any sales of our products developed with OCS funding and accordingly don't expect to be required to pay any royalties to the OCS. In the unlikely event we do sell products developed using OCS funding, we will be required to pay royalties to the IIA as set forth in the R&D Law.

Other Long-Term Liabilities Reflected on the Company's Balance Sheet:

The liability for employees' severance benefits amounted to approximately US $2,910 thousand as of December 31, 2019.

The liability for employees' severance benefits is calculated on the basis of the latest monthly salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited by us into employees' managers' insurance and/or pension fund accounts in respect of severance obligations to such employees, including accumulated income thereon as well as by the unfunded provision reflected on the balance sheet.

While the timing of such obligations cannot be pre-determined (and as such were not included in the above table), such liability will be removed, either by termination of employment or retirement.

Item 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table and notes thereto set forth information regarding our directors and senior management as of March 31, 2020:

Name	Age	Position with Company
Avi Eizenman(1)	62	Active Chairman of the Board
Shaike Orbach(2)	68	President, Chief Executive Officer, Director
Ayelet Aya Hayak(3)	50	External Director
Ilan Erez(3)	52	External Director
Eli Doron(4)	67	Director
Eran Gilad	52	Chief Financial Officer and Company Secretary

(1)	Was re-elected for an additional three-year term, commencing as of June 5, 2019.

(2)	Was re-elected for an additional three-year term, commencing as of June 5, 2017.

(3)	Was re-elected for an additional three-year term, commencing as of July 1, 2019.

(4)	Was re-elected for an additional three-year term, commencing as of June 12, 2018.

Avi Eizenman co-founded the Company in 1987 and has served as a Director since its inception. Mr. Eizenman also served as our President and Chief Executive Officer from the Company's inception until April 1, 2001, and on such date, he resigned from his positions as President and Chief Executive Officer and was appointed Active Chairman of the Board of Directors. Mr. Eizenman served as head of the ASIC department at Scitex Ltd. in 1986. From 1979 until 1985, Mr. Eizenman held various positions, including project manager, ASIC specialist and engineer, with the Electronic Research & Development Department of the Israeli Ministry of Defense. Mr. Eizenman holds a B.Sc. degree, with honors, in Electrical Engineering from the Technion, and an M.B.A. from Tel Aviv University.

Shaike Orbach has been our President and Chief Executive Officer since April 2001. In December 2001, Mr. Orbach was named a Director, replacing Zohar Zisapel, who resigned from the Board of Directors. Prior to that, for a period of four and a half years, Mr. Orbach was President and CEO of Opgal Ltd., a high-tech subsidiary of Israel's Rafael and El-Op corporations. Previously, he was General Manager of Edusoft, an Israeli company the shares of which were traded on the NASDAQ National Market (now, the NASDAQ Global Market), and Managing Director of Tecsys Ltd. He holds a B.Sc degree in Mechanical Engineering from the Technion.

Ayelet Aya Hayak was elected by the shareholders as an external director for an initial three-year term commencing July 1, 2013 and re-elected for a third three-year term at the 2019 annual general meeting of our shareholders. Ms. Hayak provides financial consulting services to corporations. Hayak Ayelet was the CEO of an Automation company, and also serves as a director in several companies. Ms. Hayek holds a BA degree in accounting and business administration from the Tel Aviv College of Management and is also a Certified Public Accountant.

Ilan Erez serves as an external director since July 2010, when he was elected by our shareholders for an initial three-year term commencing July 2010 and was elected by the shareholders for a fourth three-year term commencing June 2019. Mr. Erez has been CFO and General Manager of AlgoSec Inc. since October 2019. AlgoSec is a leading provider of business-driven security management software. Prior to that, Mr. Erez had been General Manager of 3D Systems Corporation's (NYSE: DDD) Software Business Unit from September 2016 to March 2019 and co-managed that business unit from May 2015 to September 2016. 3D Systems provides comprehensive 3D products and services, including 3D printers, print materials, on-demand manufacturing services and digital design and manufacturing tools. From 2005 to 2015, Mr. Erez served as Chief Financial Officer of Cimatron Ltd. (NASDAQ: CIMT) engaged in the design and sale of CAD/CAM software for the tool-making and discrete manufacturing industries. From 1998 to 2005 Mr. Erez served as the Chief Financial Officer of the Company. He also served as VP Operations of the Company from May 2001 to 2005. From 1996 to 1998 Mr. Erez served as Controller and Assistant to the Chief Executive Officer of Bio-Dar Ltd. From 1994 to 1996 Mr. Erez served as an auditor at Kesselman & Kesselman, a PWC member firm. Mr. Erez is a Certified Public Accountant in Israel and holds a B.A in Accounting and Economics from the Hebrew University and an LL.M. in Business Law from Bar-Ilan University.

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

B.          Compensation

In accordance with the Companies Law, the following table presents information regarding compensation actually received by our five most highly paid office holders during the year ended December 31, 2019. All amounts are in USD.

Name and Position	Salary and Benefits(1)	Cash Bonus(2)	Equity-based Compensation(3)	Total
Avi Eizenman – Active Chairman	595,803	129,798	369,257	1,094,858
Yeshayahu ('Shaike') Orbach – CEO and President	403,137	129,798	369,257	902,192
Elad Blatt – Chief Strategy and Business Development Officer	281,310	48,689	77,855	407,854
David Hendel – VP Research and Development	241,555	26,174	77,855	345,584
Eran Gilad – CFO and Company Secretary	237,804	26,174	77,855	341,833

(1)
"Salary and Benefits" include annual salary or service fees paid, payments to the National Insurance Institute, manager's insurance and pension funds, severance, advanced education funds, basic health insurance, vacation pay, recuperation pay, tax gross-up payments, automobile-related expenses, telephone expenses and benefits and perquisites as mandated by Israeli or applicable law.

(2)	"Cash Bonus" includes bonus payments as recorded in our financial statements for the year ended December 31, 2019.

(3)
"Equity-based Compensation" includes the expense recorded in our financial statements for the year ended December 31, 2019 with respect to equity-based compensation granted to the executive officers detailed above.

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or office holder during the year ended December 31, 2019, was 2,539 thousand. The aggregate amount accrued to provide for severance payments to all persons as a group who served in the capacity of director or executive officer as of the year ended December 31, 2019, was US$ 1,363 thousand. The severance terms of our Chief Executive Officer and Chairman of the Board, as previously approved by the audit committee, board of directors and shareholders of the Company, and in accordance with the Amended Executive Compensation Policy of the Company which was approved and re-approved by the shareholders, may entitle them, in certain circumstances, to additional payments. We pay cash compensation to Avi Eizenman who is an active Chairman of the Board, and to Shaike Orbach, who is the President and Chief Executive Officer.

Avi Eizenman and Shaike Orbach may also be entitled to cash bonuses by meeting some pre-determined thresholds, and as calculated based on a pre-determined formula set by our Board of Directors, as approved by the annual general meeting of our shareholders for the years commencing in 2017 on June 8, 2016. Mr. Eizenman and Mr. Orbach's annual cash bonuses may not exceed the value of 18 times their monthly salaries, respectively. Mr. Eizenman and Mr. Orbach's annual cash bonus formulas were based on achieving one or more of the following thresholds: (i) the Company's actual annual revenue for each applicable year is 80% or more of the pre-determined budget target for the relevant year; and (ii) the Company's actual annual operating profit for each applicable year is 65% or more of the pre-determined budget target for the relevant year. The Compensation Committee may, in its sole discretion, raise or lower such annual cash bonuses by up to 30%. Furthermore, in accordance with the Company's recoupment policy, Mr. Eizenman and Mr. Orbach may be required to reimburse the Company for the cash bonuses (or any part thereof) paid in the previous 3 years, in the event such cash bonuses were based on financial data included in the Company's financial statements that were found to be inaccurate and were subsequently restated.

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

All our office holders other than Mr. Eli Doron and the external directors are employed by us. We do not currently grant any variable bonus or equity-based compensation, nor any separation payments to our non-employee directors. Certain of the compensation previously paid to our directors was paid in the form of options which were granted under share option plans which have expired (including under the Share Option Plan (2004)), or options and RSU's which were and may be granted under the Silicom Ltd. - Global Share Incentive Plan (2013), as described below.

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

In January 2019, our compensation committee and board of directors, respectively, approved the grant under the Global Share Incentive Plan (2013) of a total of 141,928 options under the Global Share Incentive Plan (2013), of which 29,999 options were granted to directors and office holders. The exercise price for the options (per ordinary share) is US$ 33.83. Such options shall expire, by their terms, on the earlier to occur of: (a) January 31, 2027, or (b) the closing price of the shares falling below US$ 16.92 at any time after the date of grant. The annual general meeting of our shareholders gave effect to such grants of options and of RSUs granted to directors in their meeting on June 5, 2019.

In January 2020, our compensation committee and board of directors, respectively, approved the grant of a total of 148,426 options and a total of 86,000 RSUs under the Global Share Incentive Plan (2013), of which 29,999 options and 54,000 RSUs will be granted to directors and office holders, subject to the approval of our 2020 Annual General Meeting, which is likely to convene in June 2020.

As of March 31, 2020, a total of 72,181 of the options granted under the Global Share Incentive Plan (2013) were returned to the company after not being exercised following the cessation of employment of certain employees, as set forth in the terms of grant of such options.

C.           Board Practices

Avi Eizenman was re-elected to the Board of Directors most recently on June 5, 2019, to serve until the Annual General Meeting to be held in the year 2022, and until his successor has been duly elected, subject to the Companies Law and our Articles. Avi Eizenman is a founder of the Company and has served as a Director since our inception in 1987. Shaike Orbach was re-elected to hold office as a director most recently on June 5, 2017, to serve until the Annual General Meeting which will take place in 2020. Eli Doron was re-elected to the board of directors most recently on June 12, 2018, to serve until the Annual General Meeting to be held in 2021. On July 1, 2010, Mr. Ilan Erez was elected as an External Director for an initial term of three years in accordance with Section 245(a) of the Companies Law, with such term ending as of July 1, 2013. At the Annual General Meeting of our shareholders held on April 14, 2013, the shareholders re-elected Mr. Ilan Erez as an External Director for a second three-year term, and elected Ms. Ayelet Aya Hayak as an External Director for an initial three-year term, with such terms of office for the external directors commencing as of July 1, 2013. Mr. Ilan Erez and Ms. Ayelet Aya Hayak were re-elected as External Directors for a fourth three-year term and third three-year term, respectively, at the Annual General Meeting of our shareholders, which took place on June 5, 2019.

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

Notice of Termination

The termination of employment of Mr. Avi Eizenman or Mr. Shaike Orbach, by him or by us, for any reason other than cause (which is generally defined as willful conduct or omission materially injurious to the company), death or disability, shall require 12 months advance written notice. If, however, following a change of control transaction, either: (i) he shall give notice of termination of his employment for good reason (which is generally defined as an adverse change to the status, responsibilities, salary or other material terms of his employment); or (ii) we shall give notice of termination of his employment for any reason other than cause or disability, 18 months advance written notice shall be required. A change of control transaction includes transactions such as sale of all or substantially all of the company's shares or assets, or a merger, acquisition, or other reorganization in which control of our company changes following such transaction.

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

As per Amendment 20, it was decided at the Extraordinary General Meeting of the Shareholders on July 31, 2013, to adopt the Executive Compensation Policy of the Company, which included the above referenced extended notice provisions, and severance payments in the event of termination, with respect to each of Mr. Avi Eizenman and Mr. Shaike Orbach. The Amended Executive Compensation Policy was approved by our Annual General Meeting convened in June 2019.

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

External Directors

Under the Companies Law, companies registered under the laws of Israel, the shares of which have been offered to the public in or outside of Israel, are required to appoint no less than two external directors. No person may be appointed as an external director if such person is a relative (as defined in the Companies Law) of a "controlling shareholder" or if such person, or the person's relative, partner, employer or any entity under the person's control, has or had, on or within the two years preceding the date of the person's appointment to serve as External Director, any affiliation with any of either the company, any entity or person controlling, controlled by or under common control with the company, or relatives of such person. The term "affiliation" includes:

•	An employment relationship;

•	A business or professional relationship maintained on a regular basis;

•	Control; and

•	Service as an office holder.

The Israeli Minister of Justice, in consultation with the ISA, may determine that certain matters will not constitute an affiliation, and has issued certain regulations with respect thereof.

If the company does not have a "controlling shareholder" or a shareholder who holds company shares entitling him to vote at least 25% of the votes in a shareholders meeting, then the company may not appoint as an external director any person or such person's relative, partner, employer or any entity under the person's control, who has or had, on or within the two years preceding the date of the person's appointment to serve as external director, any affiliation with the Chairman of the Board, Chief Executive Officer, a substantial shareholder who holds at least 5% of the issued and outstanding shares of the company or voting rights which entitle him to vote at least 5% of the votes in a shareholders meeting, or the Chief Financial Officer.

A person shall be qualified to serve as an external director only if he or she possesses "expertise in finance and accounting" or "professional qualifications". At least one external director must possess "expertise in finance and accounting".

A director can satisfy the requirements of having "expertise in finance and accounting" if due to his or her education, experience and qualifications he or she has acquired expertise and understanding in business and accounting matters and financial statements, in a manner that allows him or her to understand, in depth, the company's financial statements and to spur a discussion regarding the manner in which the financial data is presented.

A public company's board of directors must evaluate the proposed external director's "expertise in finance and accounting", by considering, among other things, such candidate's education, experience and knowledge in the following: (i) accounting and auditing issues typical to the field in which the company operates and to companies of a size and complexity similar to such company; (ii) the company's independent public accountant's duties and obligations; (iii) preparation of the company's consolidated financial statements and their approval in accordance with the Companies Law and the Israeli Securities Law.

A director is deemed to be "professionally qualified" if he or she meets any of the following criteria: (i) has an academic degree in any of the following professions: economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in a field that is the company's main field of operations, or a field relevant to his or her position; or (iii) has at least five years' experience in any of the following, or has at least a cumulative total of at least five years' experience in any two of the following: (A) a senior position in the business management of a corporation with a significant extent of business, (B) a senior public position or a senior position in public service, or (C) a senior position in the company's main field of operations. As with a candidate's "expertise in finance and accounting", the board of directors here too must evaluate the proposed external director's "professional qualification" in accordance with the criteria set forth above.

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

No person may serve as an external director if the person's position or other business activities create, or may create, a conflict of interest with the person's responsibilities as an external director or may otherwise interfere with the person's ability to serve as an external director. Additionally, no person may serve as an external director if the person, the person's relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, excepting negligible relationships, or if such person received from the company any compensation as an external director in excess of what is permitted by the Companies Law. Pursuant to the recently enacted amendment to the Companies Regulations (Matters Which do not Constitute Affiliation), 2006, effective as of April 3, 2016 (the "Amendment to the Affiliation Regulations"), business or professional relationship maintained on a regular basis between the company and the external director will not constitute affiliation if the relationship commenced after the appointment of the external director for office, the company and the external director consider the relationship to be negligible and the audit committee approved, based on information presented to it, that the relationship is negligible, and the external director declared that he or she did not know and could not have reasonably know about the formation of the relationship and has no control over its existence or termination. If, at the time external directors are to be appointed, all current members of the board of directors who are not controlling shareholders or relatives of such shareholders are of the same gender, then at least one external director must be of the other gender.

External directors are to be elected for a term of three years by a majority vote at a shareholders' meeting, provided that either:

•	the majority includes at least a majority of the shares held by non-controlling and disinterested shareholders who are present and voting at the meeting; or

•
the total number of shares held by non-controlling and disinterested shareholders that voted against the election of the director does not exceed two percent of the aggregate voting rights in the company.

External directors may be re-elected for two additional terms of three years each, provided that with respect to the appointment for each such additional three-year term, one of the following has occurred: (i) the reappointment of the external director has been proposed by one or more shareholders holding together 1% or more of the aggregate voting rights in the company and the appointment was approved at the general meeting of the shareholders by the requisite majority, provided that: (1) in calculating the majority, votes of controlling shareholders or shareholders having a personal interest in the appointment as a result of an affiliation with a "controlling shareholder" and abstentions are disregarded, (2) the total number of shares of shareholders who do not have a personal interest in the appointment as a result of an affiliation with a "controlling shareholder" and/or who are not controlling shareholders, present and voting in favor of the appointment exceed 2% of the aggregate voting rights in the company, and (3) the external director who has been nominated in such fashion is not a "linked or competing shareholder", and does not have or has not had, on or within the two years preceding the date of such person's appointment to serve for another term as external director, any affiliation with a linked or competing shareholder. The term "linked or competing shareholder" means the shareholder(s) who nominated the external director for reappointment or a material shareholder of the company holding more than 5% of the shares in the company, provided that at the time of the reappointment, such shareholder(s) of the company, the "controlling shareholder" of such shareholder(s) of the company, or a company under such shareholder(s) of the company's control, has a business relationship with the company or are competitors of the company; the Israeli Minister of Justice, in consultation with the ISA, may determine that certain matters will not constitute a business relationship or competition with the company; (ii) the reappointment of the external director has been proposed by the board of directors and the appointment was approved by the majority of shareholders required for the initial appointment of an external director; or (iii) the external director has proposed himself for reappointment and the reappointment was approved in accordance with Sub-section (i) above.

However, under regulations promulgated pursuant to the Companies Law, companies whose shares are listed for trading on specified exchanges outside of Israel, including the NASDAQ Global Select, Global and Capital Markets, may elect external directors for additional terms that do not exceed three years each, beyond the three three-year terms generally applicable, provided that, if an external director is being re-elected for an additional term or terms beyond three three-year terms: (i) the audit committee and board of directors must determine that, in light of the external director's expertise and special contribution to the board of directors and its committees, the re-election for an additional term is to the company's benefit; (ii) the external director must be re-elected by the required majority of shareholders and subject to the terms specified in the Companies Law; and (iii) the term during which the nominee has served as an external director and the reasons given by the audit committee and board of directors for extending his or her term of office must be presented to the shareholders prior to their approval.

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

External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment, violate their duty of loyalty to the company or are found by a court to be unable to perform their duties on a full time basis. External directors may also be removed by an Israeli court if they are found guilty of bribery, fraud, administrative offenses in a company or use of inside information. Each committee of a company's board of directors which has been granted any authority normally reserved for the board of directors must include at least one external director; provided, however, that the audit committee and compensation committee must each include all external directors then serving on the board of directors.

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

An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director. At the Annual Shareholders Meeting of the Company held on June 5, 2019, the shareholders of the Company re-elected Mr. Ilan Erez as an external director for a fourth three-year term and re-elected Ms. Ayelet Aya Hayak as an external director for a third three-year term.

Audit Committee

The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee pursuant to the Companies Law include identifying irregularities in the management of our business and approving related party transactions as required by law, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an office holder has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company's internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his or her role and to regulate the company's rules on employee complaints, reviewing the scope of work of the company's independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities. In addition, the responsibilities of the audit committee under the Companies Law also include the following matters: (i) to establish procedures to be followed in respect of related party transactions with a "controlling shareholder" (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; and (ii) to determine procedures for approving certain related party transactions with a "controlling shareholder", which were determined by the audit committee not to be extraordinary transactions, but which were also determined by the audit committee not to be negligible transactions.

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

According to the Companies Law, (1) the chairman of the audit committee must be an external director, (2) the required quorum for audit committee meetings and decisions is a majority of the committee members, of which the majority of members present must be independent and external directors, and (3) any person who is not eligible to serve on the audit committee is further restricted from participating in its meetings and votes, unless the chairman of the audit committee determines that such person's presence is necessary in order to present a certain matter, provided however, that company employees who are not controlling shareholders or relatives of such shareholders may be present in the meetings but not for the actual votes, and likewise, company counsel and company secretary who are not controlling shareholders or relatives of such shareholders may be present in the meetings and for the decisions if such presence is requested by the audit committee.

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

Currently, Ms. Ayelet Aya Hayak, Mr. Ilan Erez and Mr. Eli Doron serve as members of our audit committee, and Mr. Ilan Erez serves as the chairperson.

Compensation Committee

Pursuant to the Companies Law, the Board of Directors of Israeli publicly traded companies are required to appoint a compensation committee comprised of at least three members, including all external directors, who must also comprise a majority of the members of the compensation committee. In addition, the chairman of the compensation committee must be an external director. Following the compensation committee's recommendations, the Board of Directors is required to establish a compensation policy, which includes a framework for establishing the terms of office and employment of the office holders and guidelines with respect to the structure of the variable pay of office holders. Such guidelines are the basis for adequate balance between the components of compensation, which exists when a linkage is maintained between compensation and performance and the creation of value for shareholders in the Company, while maintaining the Company's ability to recruit and maintain talented officeholders and incentivizing them to pursue the Company's objectives. In particular, an appropriate balance between the fixed component (base salary and additional benefits) and the variable component and capital compensation avoids placing an exaggerated emphasis on one component.

The following persons may not be a member of the compensation committee:

•	The chairman of the board of directors;

•	Any director employed by or otherwise providing services to the company or to the controlling shareholder or entity under such controlling shareholder's control;

•	Any director who derives his salary primarily from a "controlling shareholder;"

•	A "controlling shareholder"; or

•	Any relative of a "controlling shareholder".

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

In December 2012, our Board of Directors changed the composition of the members of our compensation committee by removing Mr. Avi Eizenman from the compensation committee, and appointing the Company's two external directors, Mr. Ilan Erez and Ms. Einat Domb-Har to our compensation committee, and appointing Mr. Ilan Erez as chairman of our compensation committee. On July 1, 2013, following the election of Ms. Ayelet Aya Hayak as an external director instead of Ms. Einat Domb-Har, Ms. Aya Hayak replaced Ms. Domb-Har on our compensation committee. Following the election of Mr. Eli Doron as a member of our board of directors, Mr. Eli Doron replaced Mr. Zohar Zisapel on our compensation committee. Our compensation committee has been nominated and empowered by the Board of Directors to act in accordance with the powers and prerogatives delegated to it by the Companies Law and take any decisions and make any recommendations to the Board all as set forth in the Companies Law.

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

Under Section 267B(a) and Parts A and B of Annex 1A of the Companies Law, which were legislated as part of Amendment 20, a company's compensation policy shall be determined based on, and take into account, the following parameters:

a.	Advancement of the goals of the company, its working plan and its long term policy;

b.	The creation of proper incentives for the office holders while taking into consideration, inter alia, the company's risk management policies;

c.	The company's size and nature of its operations;

d.	The contributions of the relevant office holders in achieving the goals of the company and profit in the long term in light of their positions;

e.	The education, skills, expertise and achievements of the relevant office holders;

f.	The role of the office holders, areas of their responsibilities and previous agreements with them;

g.	The correlation of the proposed compensation with the compensation of other employees of the company, and the effect of such differences in compensation on the employment relations in the company; and

h.	The long term performance of the office holder.

In addition, the compensation policy should take into account that in the event the compensation paid to office holders shall include variable components – it should address the ability of the board of directors to reduce the value of the variable component from time to time or to set a cap on the exercise value of convertible securities components that are not paid out in cash. Additionally, in the event that the terms of office and employment include grants or payments made upon termination – such grants should take into consideration the length of the term of office or period of employment, the terms of employment of the office holder during such period, the company's success during said period and the office holder's contribution to obtaining the company's goals and maximizing its profits as well as the circumstances and context of the termination.

In addition, the compensation policy must set forth standards and rules on the following issues: (a) with respect to variable components of compensation - basing the compensation on long term performance and measurable criteria (though a non-material portion of the variable components can be discretionary awards taking into account the contribution of the office holder to the company. Pursuant to Amendment 27, variable components in the amount of up to a three month salary of the relevant office holder, on an annual basis, shall be considered a non-material portion of the variable components); (b) establishing the appropriate ratio between variable components and fixed components and placing a cap on such variable components (including a cap on the grant date value of convertible securities components that are not paid out in cash); (c) setting forth a rule requiring an office holder to return amounts paid, in the event that it is later revealed that such amounts were paid on the basis of data which prove to be erroneous and resulted in an amendment and restatement of the company's financial statements; (d) determining minimum holding or vesting periods for equity based variable components of compensation, while taking into consideration appropriate long term incentives; and (e) setting a cap on grants or benefits paid upon termination.

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

(ii)	the total of opposing votes from among the shareholders described in Sub-section (i) above does not exceed 2% of all the voting rights in the company.

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

Executive Compensation Policy

On July 31, 2013, an Extraordinary General Meeting of the Shareholders of the Company took place, approving the Executive Compensation Policy as later amended at the Annual General Meeting of the Shareholders held on June 5, 2019 (the "Policy"), which had been recommended by the Compensation Committee and approved by the Board of Directors, for the Company's directors and office holders, in accordance with the requirements of the Companies Law. The Policy was approved by our shareholders at the Annual General Meeting of our shareholders, which took place on June 5, 2019.

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

Our recoupment policy relating to office holder compensation allows for the recovery of all or a portion of any compensation paid to our office holders paid during the previous three years on the basis of financial data included in our financial statements in any fiscal year that were found to be inaccurate and were subsequently restated. In such event, we will seek reimbursement from the office holders to the extent such office holders would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements. Our compensation committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time. Notwithstanding the aforesaid, the recoupment policy will not be triggered in the event of a financial restatement due to changes in the applicable reporting or accounting standards. The above noted recoupment policy does not derogate from any relevant recoupment or claw-back provisions under any applicable law or regulatory rules which apply to us.

All of our office holders (other than non-employee directors) may be incentivized through cash bonuses and long-term equity-based incentives to provide the office holder with a stake in our success – thus linking the office holder's long-term financial interests with the interests of our shareholders. In accordance with the Policy, the incentives are developed through a program that sets performance targets based on each office holder's role and scope. Actual payments are driven by the business and individual performance vis-à-vis the performance targets set at the beginning of the year. The formula for the performance targets and the maximum variable components payable to each office holder (other than directors) shall be presented and recommended by our Chief Executive Officer and reviewed and approved by our compensation committee and our board of directors. The formula for the performance targets and the maximum variable components payable to any employee office holders who are also directors shall be presented and recommended by our compensation committee and reviewed and approved by our board of directors and our shareholders. The maximum value of the variable compensation components for an office holder at the Company shall not exceed eighty percent of such office holder's total compensation package on an annual basis. The maximum annual value of the equity-based long-term compensation components and cash bonuses of all of our office holders shall not exceed two percent of our market cap.

Unless otherwise specified in the terms of the variable compensation of an office holder, our Policy dictates that the board of directors shall not have discretion to unilaterally reduce such office holder's variable compensation. Equity based compensation may be granted in any form permitted under our equity incentive plans, as in effect from time to time (collectively, the "Equity Incentive Plans"), including stock options, restricted share units and restricted stock. Equity grants to office holders shall be made in accordance with the terms of the Equity Incentive Plans. All equity-based incentives granted to our office holders shall be subject to vesting periods in order to promote long-term retention of the awarded office holders. Unless determined otherwise in a specific award agreement approved by the compensation committee and the board of directors, grants to our office holders other than directors shall vest gradually over a period of between two to four years. We do not have any equity ownership guidelines that require any of our office holders to hold a stated number or fixed percentage of our ordinary shares, nor do they have to continue to hold for any period of time shares in the Company which they acquired as a result of the exercise of fully vested equity grants. The value of the equity-based compensation shall be calculated on the grant date, according to acceptable valuation practices at the time of grant. The board of directors shall not have discretion to limit the value of the equity-based compensation at the time of exercise. The board of directors may, following approval by our compensation committee, extend the period of time for which an award to an office holder is to remain exercisable, or make provisions with respect to the acceleration of the vesting period of any office holder's awards, including, without limitation, in connection with a corporate transaction involving a change of control.

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

Following such three-year term, the Policy, including any revisions recommended by our compensation committee and approved by our board of directors, as applicable, will be brought once again to the shareholders for approval.

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

D.          Employees

The number of employees over the last three financial years is set forth in the table below.

As of December 31,	2017	2018	2019
Total Employees	255	270	260
Marketing, Sales, Customer Services	23	24	25
Research & Development	93	106	106
Manufacturing	123	125	110
Corporate Operations and Administration	16	15	19

As of March 31, 2020, we had 268 employees, including 23 in marketing, sales and customer services, 113 in research and development, 114 in manufacturing, and 18 in corporate operations and administration. All such employees, except for 21 employees of our subsidiaries in the United States and 43 employees of our subsidiary in Denmark, are based in Israel. We consider our relations with our employees excellent and have never experienced a labor dispute, strike or work stoppage. None of our employees are represented by a labor union. We do not employ a significant number of temporary employees, but we do use temporary employees from time to time, as necessary.

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

Israeli law generally requires severance pay, which may be funded by managers' insurance and/or a pension fund described below, upon the retirement or death of an employee or termination of employment without cause (as defined in the law). The payments to the managers' insurance and/or pension fund in respect of severance pay amount to approximately 8.33% of an employee's wages, in the aggregate. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments for national health insurance. The payments to the National Insurance Institute (including payments for healthcare insurance) are paid on a differential basis, such that with respect to the part of the employer's wage which is equal to up to 60% of the average wage in Israel, the employer is required to pay an amount equal to 3.45% of such part of the employee's wage and the employee is required to pay an amount equal to 3.50% of such part of the employee's wage, and for the remainder of the employee's wage, the employer is required to pay an amount equal to 7.50% of such part of the employee's wage and the employee is required to pay an amount equal to 12% of such part of the employee's wage.

As required by applicable law, we contribute to either a fund known as managers' insurance or to a pension fund, or to a combination of both. Such practice was further reinforced in July 1, 2008, when we entered into agreements with a majority of our employees in order to implement Section 14 to the Severance Pay Law ("Section 14"), according to which the payment of monthly deposits by us into managers' insurance and/or pension fund are in respect of severance obligation to such employees. See Note 11 of our consolidated financial statements. These funds provide a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay or part of it, if legally entitled, upon termination of employment. Each employee contributes an aggregate amount equal to 6% of his or her base salary to such funds, and we contribute, in the aggregate, an additional 14.83% to 15.83% of the employee's base salary, with such amount including the 8.33% which is contributed as severance pay as noted above. The monthly contributions as mentioned above constitute a majority of the required payment for severance pay. For employees without a Section 14 arrangement as of their commencement date, the Company designates a separate portion of its funds and attributes them to its severance payment obligations. Additionally, the Company makes provisions in its books concerning any additional severance payments liability.

E.          Share Ownership

The following table sets forth, as of March 31, 2020, the number of shares owned by our office holders, directors and senior management. The percentages shown are based on 7,231,907 ordinary shares outstanding as of March 31, 2020:

Name	Number of Shares and Options Owned1	Percent of Outstanding Shares
Avi Eizenmann	305,750	4.13%
Shaike Orbach	*	*
Eli Doron	*	*
Ayelet Aya Hayak	*	*
Ilan Erez	*	*
Eran Gilad	*	*
All directors and office holders as a group	372,248	5.03%

*	Denotes ownership of less than 1% of the outstanding shares.

(1)
The table above includes the number of shares and options that are exercisable within 60 days of March 31, 2020. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws, based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

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

Name of Shareholder	Number of Shares and Options Owned(1)	Percentage of Outstanding Shares
Wellington Management Group LLP(2)	1,003,394	13.87%
Wellington Trust Company, NA(3)	930,035	12.86%
Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Micro Cap Equity Portfolio(4)	425,033	5.88%
Zohar Zisapel(5)	723,706	10.01%
Ibex Investors LLC/ Justin B. Borus, Ibex Israel Fund LLLP/Ibex GP LLC/Ibex Investment Holdings LLC/Ibex Investment Holdings II LLC (6)	530,700	7.34%
Dov Yelin/Yair Lapidot/Yelin Lapidot Holdings Management Ltd./ Yelin Lapidot Mutual Funds Management Ltd. (7)	470,091	6.50%

(1)
The table above includes the number of shares and options that are exercisable within 60 days of March 31, 2020. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws, based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them. All the information detailed in this table is as set forth in major shareholders' public filings, unless stated otherwise.

(2)
As reported on the Schedule 13G/A filed by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP with the SEC on January 28, 2020. The securities as to which the Schedule was filed are owned of record by clients of one or more investment advisers, which are directly or indirectly owned by Wellington Management Group LLP.

Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than 5% of this class of securities, except for: Wellington Trust Company, NA and Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Micro Cap Equity Portfolio.

The relevant entities that beneficially own shares of the security class that were reported on the Schedule are: Wellington Group Holdings LLP, Wellington Investment Advisors LLP, Wellington Management Global Holdings, Ltd., one or more of the following investment advisers (the "Wellington Investment Advisers"): Wellington Management Company LLP, Wellington Management Canada LLC, Wellington Management Singapore Pte Ltd., Wellington Management Hong Kong Ltd., Wellington Management International Ltd., Wellington Management Japan Pte Ltd., Wellington Management Australia Pty Ltd.

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

(3)
As reported on Schedule 13G filed by Wellington Trust Company, NA with the SEC on January 29, 2020. The securities as to which the Schedule was filed by Wellington Trust Company, NA, in its capacity as investment adviser, are owned of record by clients of Wellington Trust Company, NA. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.

(4)	As reported on Schedule 13G filed by Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Micro Cap Equity Portfolio with the SEC on January 30, 2020.

(5)	As reported on Schedule 13D/A filed by Zohar Zisapel with the SEC on January 16, 2019.

(6)
As reported on Schedule 13G filed by Ibex Investors LLC (the "Investment Manager"), Justin B. Borus, Ibex Israel Fund LLLP (the "Fund"), Ibex GP LLC (the "General Partner"), Ibex Investment Holdings LLC ("IM Holdings") and Ibex Investment Holdings II LLC ("GP Holdings") with the SEC on January 24, 2020, the Fund is a private investment vehicle. The Fund directly beneficially owns the Company's ordinary shares detailed in the Schedule. The Investment Manager is the investment manager of the Fund. IM Holdings is the sole member of the Investment Manager. The General Partner is the general partner of the Fund. GP Holdings is the sole member of the General Partner. Justin B. Borus is the manager of the Investment Manager, IM Holdings, the General Partner and GP Holdings. Justin B. Borus, the Investment Manager, IM Holdings, the General Partner and GP Holdings may be deemed to beneficially own the Company's ordinary shares reported in the Schedule, directly beneficially owned by the Fund. Each of the reporting person detailed in the Schedule disclaimed beneficial ownership with respect to any shares other than the shares directly beneficially owned by such reporting person.

(7)
As reported on the Schedules 13G/A filed by each of Dov Yelin ("Yelin"), Yair Lapidot ("Lapidot"), Yelin Lapidot Holdings Management Ltd. ("Yelin Lapidot Holdings"), and Yelin Lapidot Mutual Funds Management Ltd. (collectively, "Yelin Lapidot") with the SEC on January 27, 2019, all ordinary shares of the Company are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. and/or mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (the "Subsidiaries"), each a wholly-owned subsidiary of Yelin Lapidot Holdings. Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25.004% of the voting rights of Yelin Lapidot Holdings, and are responsible for the day-to-day management of Yelin Lapidot Holdings. The Subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the securities covered by the Schedule is held for the benefit of the members of the provident funds or mutual funds, as the case may be. According to the Schedule, the Schedule shall not be construed as an admission by Messrs. Yelin and Lapidot, Yelin Lapidot Holdings or the Subsidiaries that he or it is the beneficial owner of any of the securities covered by the Schedule, and each of Messrs. Yelin and Lapidot, Yelin Lapidot Holdings, and the Subsidiaries disclaims beneficial ownership of any such securities.

The Company's major shareholders do not have different voting rights.

As of March 31, 2020, there were approximately 5 record holders of ordinary shares, including approximately 2 record holders in the United States. Collectively, these 2 record holders in the United States held less than 1% of the outstanding ordinary shares.

B.           Related Party Transactions

All related party transactions and arrangements (or modifications of existing ones) with our related parties, transactions in which office holders of the Company have a personal interest, or transactions which raise issues of such office holders' fiduciary duties, are subject to the applicable corporate approvals under the Companies Law. Without giving effect to the buyback purchases described at Item 16E, the following transactions are considered "related party transactions" for this Item 7B:

On July 22, 2002, our audit committee and the Board of Directors approved an Indemnification Agreement with our directors and office holders. Our shareholders approved the terms of this agreement in a General and Extraordinary Meeting held on January 7, 2004. In Amendment 3 to the Companies Law, effective as of 2005, the instances in which a company may indemnify its office holders and directors were broadened. In December 2007, each of our Audit Committee and Board of Directors approved a new form of Indemnification Agreement with our directors and office holders so as to reflect this amendment. Our shareholders approved the terms of this new Indemnification Agreement in January 2008. According to Amendment 16 to the Israeli Securities Law, and to a corresponding amendment to the Companies Law, both effective as of 2011, the ISA is authorized to impose administrative sanctions against companies like ours and their office holders for certain violations of the Israeli Securities Law or the Companies Law. These sanctions include monetary sanctions and certain restrictions on serving as a director or senior office holder of a public company for certain periods of time. The Israeli Securities Law and the Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and certain compensation payable to injured parties for damages suffered by them are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association, and receive the requisite corporate approvals. In January 2012, each of our audit committee and Board of Directors approved a new form of Indemnification Agreement with our directors and office holders so as to reflect this amendment, and our shareholders approved these amendments to the Articles of Association and a revised form of Indemnification Agreement for directors at the Annual General Meeting of the Shareholders held on April 11, 2012.

The Indemnification Agreement provides that our directors and office holders will be exempt from liability in certain circumstances. The Indemnification Agreement also provides for the indemnification by the Company for certain obligations and expenses imposed on the office holder in connection with act performed in his or her capacity as an office holder of the Company. This right to indemnification is limited, and does not cover, among other things, a breach of an office holder's duty of loyalty, a willful breach of an office holder's duty of care, or a reckless disregard for the circumstances or consequences of a breach of a duty of care. The right to indemnification also does not cover acts that are taken intentionally to unlawfully realize personal gain. The maximum amount of our liability under these Indemnification Agreements for any monetary obligation imposed on an office holder or a director in favor of another person by a judgment is currently US$ 3,000,000 for each instance of a covered scenario. In addition, we would be liable to indemnify the office holder or director for all reasonable litigation expenses with respect to certain proceedings. We have maintained liability insurance for our directors and office holders. On September 23, 2007, our shareholders approved the procurement of a policy, which provides for total coverage of up to US$ 4,000,000. All of our directors are parties to our Indemnification Agreements and are covered by our directors and office holders' insurance policy.

As per Amendment 20, it was decided on July 31, 2013, at the Extraordinary General Meeting of the Shareholders to adopt the Executive Compensation Policy of the Company, which was recommended by our Compensation Committee and approved by our Board of Directors, and was re-approved by our Compensation Committee, Board of Directors and Shareholders on June 8, 2016. Our approved Executive Compensation Policy includes the above referenced form of Indemnification Agreement to be entered into by the Company with our directors and office holders serving in such capacities from time to time, as well as the above referenced directors and office holders liability insurance policy. Under the Executive Compensation Policy, any change to the Indemnification Agreement or the insurance policy, including the cost and/or any changes which materially depart from the key terms of the current agreement and/or insurance policy (provided that such changes apply equally to all executives of the Company, including directors) will be submitted to the Company's compensation committee and the board of directors for their approval but shall not, unless required by law or the Company's Articles, be presented at a General Meeting of the shareholders.

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

A4.         Not applicable.

A5.         Not applicable.

A6.        See Note 13A to our audited consolidated financial statements included in Item 18 of this annual report for the geographic distribution of our sales based on the location of the customer.

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

The table below sets forth the high and low reported sales prices in Dollars of our ordinary shares, as reported by NASDAQ during the indicated periods:

PERIOD	LOW	HIGH
LAST 6 CALENDAR MONTHS
March 2020	20.93	31.49
February 2020	29.00	35.79
January 2020	32.75	37.60
December 2019	31.51	33.78
November 2019	30.19	34.20
October 2019	29.30	35.02
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
First Quarter 2020	20.93	37.60
Fourth Quarter 2019	29.30	35.02
Third Quarter 2019	28.59	34.03
Second Quarter 2019	28.63	39.70
First Quarter 2019	30.58	40.36
Fourth Quarter 2018	32.10	45.50
Third Quarter 2018	36.59	44.68
Second Quarter 2018	33.12	43.50
FIVE MOST RECENT FULL FINANCIAL YEARS
2019	28.59	40.36
2018	32.00	77.95
2017	34.86	77.05
2016	25.48	44.00
2015	24.86	48.43

On December 27, 2005, our shares commenced trading on the TASE in Israel under the symbol "SILC". On October 26, 2015, our Board of Directors resolved to act to delist the Company's shares from trading on the TASE. The last trading day in our shares on the TASE was January 26, 2016, and on January 28, 2016, our shares were delisted from trading on the TASE. The following table sets forth, for the periods indicated, the high and low reported sales prices, in NIS, of the ordinary shares on the TASE, until delisted from trading as set forth above:

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

Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place, either within or without the State of Israel, determined by the board of directors, upon 21 days' prior notice to our shareholders or 35 days' prior notice to the extent required with respect to certain matters as required under the regulations to the Companies Law. In general, no business may be commenced at a general meeting until a quorum of two or more shareholders holding at least 33 1/3% of the voting rights is present in person or by proxy. Shareholders may vote in person or by proxy.

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

The Companies Law requires that an office holder of a company promptly disclose, no later than the first board meeting in which such transaction is discussed, any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder's relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family), or by any corporation in which the office holder or the office holder's relative is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company's profitability, assets or liabilities.

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

Subject to certain exceptions provided for in the regulations to the Companies Law, agreements regarding directors' terms of compensation require the approval of the compensation committee, board of directors and the shareholders of the company. The transaction must be for the benefit of the company.

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

According to the Companies Law, the personal interest disclosure requirements discussed above also apply to a "controlling shareholder" of a public company. Such requirements also apply to certain shareholders of a public company who have a personal interest in the adoption by the shareholders of certain proposals with respect to (i) certain private placements that will increase their relative holdings in the company, (ii) certain special tender offers or forced bring along share purchase transactions, (iii) election of external directors, (iv) approval of a compensation policy governing the terms of employment and compensation of office holders, (v) approval of the terms of employment and compensation of the general manager, (vi) approval of the terms of employment and compensation of office holders of the company when such terms deviate from the compensation policy previously approved by the company's shareholders, and (vii) approving the appointment of either (1) the chairman of the board or his/her relative as the chief executive officer of the company, or (2) the chief executive officer or his/her relative as the chairman of the board of directors of the company. If any shareholder casting a vote at a shareholders meeting in connection with such proposals as aforesaid does not notify the company if he, she or it has a personal interest with respect to such proposal, his, her or its vote with respect to the proposal will be disqualified.

The term "controlling shareholder" is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder's position on the board of directors or any other position with the company, and the definition of "controlling shareholder" in connection with matters governing: (i) extraordinary transactions with a "controlling shareholder" or in which a "controlling shareholder" has a personal interest, (ii) certain private placements in which the "controlling shareholder" has a personal interest, (iii) certain transactions with a "controlling shareholder" or relative with respect to services provided to or employment by the company, (iv) the terms of employment and compensation of the general manager, and (v) the terms of employment and compensation of office holders of the company when such terms deviate from the compensation policy previously approved by the company's shareholders, also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company (and the holdings of two or more shareholders which each have a personal interest in such matter will be aggregated for the purposes of determining such threshold).

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

The shareholder approval for such matters requiring shareholder disclosure of a personal interest as noted above, generally must either include at least a majority of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company. The shareholder approval for approving the appointment of either (1) the chairman of the board or his/her relative as the chief executive officer of the company, or (2) the chief executive officer or his/her relative as the chairman of the board of directors of the company, must either include at least two-thirds of the shares held by non-controlling and disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the non-controlling and disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company. Agreements and extraordinary transactions with a "controlling shareholder" or in which a "controlling shareholder" has a personal interest, or agreements relating to any employment terms of a "controlling shareholder" (or relative if such) or to the provision of services to the company by such "controlling shareholder" (or relative if such), as aforesaid, with duration exceeding three years, are subject to re-approval once every three years by the audit committee (or compensation committee, as applicable), the board of directors and the shareholders of the company. Extraordinary transactions with a "controlling shareholder" or in which a "controlling shareholder" has a personal interest may be approved in advance for a period exceeding three years if the audit committee determines such approval reasonable under the circumstances. In addition, agreements and extraordinary transactions with duration exceeding three years which were approved prior to Amendment 16 to the Companies Law, which was passed by the Israeli legislature, the Knesset, in March 2011, and which came into effect gradually during the year 2011 ("Amendment 16"), will need to be re-approved by the proper corporate actions at the later of (i) the first general meeting held after May 14, 2011, (ii) November 14, 2011, or (iii) the expiration of three years from the date on which they were originally approved, even though they were properly approved prior to the passing of the Amendment 16.

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

Pursuant to the Companies Law, the terms of office and employment of an office holder in a public company should be in accordance with the company's compensation policy. Nonetheless, provisions were established in the Companies Law that allow a company, under special circumstances, to approve terms of office and employment that are not in line with the approved compensation policy.

Terms of office and employment of office holders who are neither directors nor the general manager and which comply with the company's compensation policy require approval by the (i) compensation committee; and (ii) the board of directors. Approval of terms of office and employment for such office holders which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for such office holders by means of the special majority required for approving the compensation policy (as detailed above). Following the Amendment to the Affiliation Regulations, non-material changes to the terms of compensation of office holders who are subordinated to the company general manager will require only general manager approval, provided that the company's compensation policy includes a reasonable range for such non-material changes.

Terms of office and employment of the general manager which comply with the company's compensation policy require approval by the (i) compensation committee; (ii) the board of directors; and (iii) the shareholders of the company by means of the special majority required for approving the compensation policy (as detailed above). Approval of terms of office and employment for the general manager which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company approved the terms of office and employment for the general manager which deviate from the compensation policy by means of the special majority required for approving the compensation policy (as detailed above). Notwithstanding the foregoing, a company may be exempted from receiving shareholder approval with respect to the terms of office and employment of a proposed candidate for general manager if such candidate meets certain independence criteria, the terms of office and employment are in line with the compensation policy, and the compensation committee has determined for specified reasons that presenting the matter for shareholder approval would thwart the proposed engagement. In addition, following the Amendment to the Affiliation Regulations, the terms of compensation of the general manager will not require shareholders' approval when extending or re-approving the company's engagement with its general manager, provided that such terms are not more beneficial compared to his previous compensation terms approved by the shareholders pursuant to the Companies Law and provided that such terms comply with the company's compensation policy.

Terms of office and employment of office holders (including the general manager) that are not directors may nonetheless be approved by the company despite shareholder rejection, provided that a company's compensation committee and thereafter the board of directors have determined to approve such terms of office and employment based on detailed reasoning, after having re-examined the proposed terms of office and employment, and having taken the shareholder rejection into consideration.

Terms of office and employment of directors which comply with the company's compensation policy require approval by the (i) compensation committee; (ii) the board of directors and (iii) the shareholders of the company. Approval of terms of office and employment for directors of a company which do not comply with the compensation policy may nonetheless be approved subject to two cumulative conditions: (i) the compensation committee and thereafter the board of directors, approved the terms after having taken into account the various policy considerations and mandatory requirements set forth in the Companies Law with respect to office holder compensation, and (ii) the shareholders of the company have approved the terms by means of the special majority required for approving the compensation policy (as detailed above).

Private placements in a public company require approval by a company's board of directors and shareholders in the following cases:

1.	A private placement that meets all of the following conditions:

•
The private placement will increase the relative holdings of a shareholder that holds five percent or more of the company's outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company's outstanding share capital.

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

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders when exercising his or her rights and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

•	Any amendment to the articles of association;

•	An increase of the company's authorized share capital;

•	A merger; or

•	Approval of interested party acts and transactions that require general meeting approval as provided in Sections 255 and 268 to 275 of the Companies Law.

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

The Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company's articles of association and in some circumstances by the audit committee or compensation committee, by the board of directors and by the general meeting of the shareholders.

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

Under the Securities Law, a company cannot obtain insurance against or indemnify a third party (including its office holders and/or employees) for any administrative procedure and/or monetary fine (other than for certain legal expenses and payments of damages to an injured party). The Securities Law permits insurance and/or indemnification for expenses related to an administrative procedure, such as reasonable legal fees, provided that it is permitted under the company's articles of association. In January 2012, each of our Audit Committee and Board of Directors approved a new form of Indemnification Agreement with our directors and office holders serving in such positions from time to time so as to reflect this amendment, subject to approval of our shareholders to the relevant changes required to our Articles. Our shareholders approved these amendments to the Articles and a revised form of Indemnification Agreement for directors serving in such capacity from time to time, at the Annual General Meeting of the Shareholders held on April 11, 2012. As per Amendment 20, it was decided on July 31, 2013, at the Extraordinary General Meeting of the Shareholders to adopt the Executive Compensation Policy of the Company, which had been recommended by our Compensation Committee and approved by our Board of Directors. The Policy was re-approved by our shareholders at the Annual General Meeting which took place on June 8, 2016. Our approved Executive Compensation Policy includes the above referenced form of Indemnification Agreement to be entered into by the Company with our directors and office holders serving in such capacities from time to time.

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

•
Independence, Nomination and Compensation of Directors – A majority of our board of directors may not necessarily be comprised of independent directors as defined in NASDAQ Listing Rule 5605(a)(2). Our board of directors contains two external directors in accordance with the provisions of the Companies Law. Israeli law does not require, nor do our external directors conduct, regularly scheduled meetings at which only they are present. In addition, with the exception of our external directors, our directors are elected to our board of directors in accordance with the provisions set forth in our Amended and Restated Articles of Association, as approved by our shareholders on the Annual General Meeting which took place on June 8, 2016. According to our Amended and Restated Articles of Association, directors are divided into three groups, Group A, Group B and Group C. Each group is brought for re-election once every three years, on a rotating basis, such that at each annual general meeting of the shareholders a given group of directors is brought for election, to serve on a continuous basis for a three-year term, until the third annual general meeting following the meeting on which such group was elected for service and until their respective successors are duly elected, at which point their term in office shall expire. At each annual general meeting, the annual general meeting shall be entitled to elect directors to replace the directors whose three-year term in office has expired, and so on ad infinitum, so that each year, the term in office of one group of directors shall expire. The nominations for director which are presented to our shareholders are generally made by our board of directors. One or more shareholders of a company holding at least one percent of the voting power of the company may nominate a currently serving external director for an additional three-year term. Israeli law does not require the adoption of, and our board has not adopted, a formal written charter or board resolution addressing the nomination process and related matters. Compensation of our directors and other office holders of the Company is determined in accordance with Israeli law.

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

•
Compensation Committee – We follow the provisions of the Companies Law with respect to matters in connection with the composition and responsibilities of our compensation committee, office holder compensation, and any required approval by the shareholders of such compensation. Israeli law, and our amended and restated Articles, do not require that a compensation committee composed solely of independent members of our board of directors determine (or recommend to the board of directors for determination) an executive officer's compensation, as required under NASDAQ's listing standards related to compensation committee independence and responsibilities; nor do they require that the Company adopt and file a compensation committee charter. Instead, our compensation committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Companies Law. Furthermore, the compensation of office holders is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our previously approved Executive Compensation Policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Companies Law. The requirements for shareholder approval of any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Companies Law. Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Companies Law, including seeking prior approval of the shareholders for the Executive Compensation Policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with NASDAQ Listing Rules.

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

C.           Material Contracts

All of our contracts over the past two years have been entered into in the ordinary course of business.

Fiberblaze Share Purchase Agreement

On December 10, 2014, we entered into the Fiberblaze SPA with Fiberblaze, Fiberblaze Holding, Hilmer, Jakob Hilmer and Nikolaj Herman (Fiberblaze Holding and Hilmer together, the "Selling Shareholders"). Under the Fiberblaze SPA, we purchased all of the share capital of Fiberblaze and Fiberblaze US LLC, a New York company and wholly owned subsidiary of Fiberblaze, for consideration of approximately US$ 10,000,000 in cash (of which US$ 3,000,000 was deposited in an escrow account to be distributed in accordance with specific terms or to be released to the Selling Shareholders upon the lapse of 18 months from the date of the Fiberblaze SPA), subject to certain adjustments, as well as additional consideration to be paid upon the attainment of future performance milestones relating to Fiberblaze revenues and achievement of design wins until August 31, 2015 (the "Additional Consideration"). Under the terms of the Fiberblaze SPA, ninety percent of the Additional Consideration, which amounted to US$ 1,460,000, was paid in cash during 2016, and the remaining ten percent was paid by way of a grant of 6,704 options to purchase the Company's ordinary shares with an exercise price equal to the closing trading price of the Company's ordinary shares on the NASDAQ Stock Market on the date of grant. For additional information see Note 3B to our consolidated financial statements included elsewhere in this annual report (in which Fiberblaze is referred to as Silicom Denmark).

ADI Engineering Asset Purchase Agreement

On September 30, 2015, we, together with one of our wholly owned subsidiaries, Silicom Connectivity Solutions, Inc., entered into the ADI APA with ADI, Steve Yates and Patricia Yates. Under the ADI APA, we purchased ADI's assets in consideration for an amount equal to US$ 10,000,000 in cash at closing, as well as the Excess Consideration to be paid upon the attainment of future performance milestones for each of the years 2015, 2016 and 2017. In April 2016, we paid the Excess Consideration for the attainment of the 2015 performance milestone detailed in the ADI APA, in the amount of US$ 3,000,000. In 2017 and 2018 we did not pay any Excess Consideration since the respective performance milestones for 2016 and for 2017, respectively, were not attained. For additional information see Note 3A to our consolidated financial statements included elsewhere in this annual report.

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

In 2006, transfer pricing regulations came into force, following the introduction of Section 85A of the Israeli Income Tax Ordinance (New Version), 5721-1961, referred to herein as the Israeli Tax Ordinance, under Amendment 132. In principal, the transfer pricing rules require that cross-border transactions between related parties be carried out implementing an arms' length principle and reported and taxed accordingly.

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

The Encouragement of Capital Investments Law, 1959 (the "Investment Law")

Pursuant to the Investment Law, a "Preferred Enterprise" is entitled to a reduced corporate flat tax rate of 15% with respect to its preferred income derived by its "Preferred Enterprise" in 2011-2012, unless the "Preferred Enterprise" is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rates are 16% and 7.5% with respect to 2017 and thereafter. Income derived by a "Special Preferred Enterprise" (as such term is defined in the Investment Law) are entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the "Special Preferred Enterprise" is located in a certain development zone. Under the Investment Law, most of the tax incentives offered are not dependent on minimum qualified investments or on foreign ownership. Companies may be able to enjoy both government grants and tax benefits concurrently.

"Preferred Income" is defined as income from the sale of products of the "Preferred Enterprise" (including components that were produced by other enterprises); income from the sale of semiconductors by other non-related enterprises which use the Preferred Enterprise's self-developed know-how; income for providing a right to use the Preferred Enterprise's know-how or software; royalties from the use of the know-how or software which was confirmed by the chief of the appointed authority to be related to the production activity of the "Preferred Enterprise" and services with respect to the aforementioned sales. In addition, the definition of "Preferred Income" also includes income from the provision of industrial R&D services to foreign residents to the extent that the services were approved by the Head of Research for the Industrial Development and Administration.

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

Law for the Encouragement of Industrial Research and Development, 1984

Under the terms of the pre-R&D Amendment regime, research and development programs approved by the Research Committee (the "Research Committee") of the OCS were eligible for grants or loans if they met certain criteria, in return for the payment of royalties from the sale of the product developed in accordance with the program and subject to other restrictions. Once a project was approved, the OCS would award grants of up to 50% of the project's expenditures in return for royalties, usually at the rate of 3% to 5% of sales of products developed with such grants. For projects approved after January 1, 1999, the amount of royalties payable is up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR.

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

Calculation of Results for Tax Purposes

The Israeli Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Investors' Companies and Certain Partnerships and Determining Their Taxable Income), 1986, provide that as a "Foreign Investors' Company" (as defined in the Investment Law described above) is eligible to calculate its taxable income in accordance with these regulations, and therefore, if we elect to follow such regulations, our taxable income or loss is to be calculated in Dollars. We have elected to apply these regulations and accordingly our taxable income or loss is calculated in Dollars in the manner set forth in such regulations.

Taxation of our Shareholders

Capital Gains Taxes Applicable to Israeli Resident Shareholders.

In general, an individual is subject to a 25% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a "substantial shareholder" in the company issuing the shares. A "substantial shareholder" is generally a person who alone, or together with his relative or another person who collaborates with him on a permanent basis, holds, directly or indirectly, at least 10% of any of the "Means of control" of the corporation. "Means of control" generally include the right to vote, receive profits, nominate a director or an office holder, receive assets upo liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right.

A "substantial shareholder" will be subject to a withholding tax rate of 30% in respect of real capital gains derived from the sale of shares issued by a company in which he or she is a "substantial shareholder". The determination of whether the individual is a "substantial shareholder" will be made on the date on which the securities are sold. In addition, the individual will be deemed to be a "substantial shareholder" if at any time during the 12 months preceding the date of sale, he or she was a "substantial shareholder".

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.

Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our shares, provided that such share is not traded on the TASE on the day of the sale and such gains were not derived from a permanent establishment or business activity of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident(s) (i) have a controlling interest of more than 25% in such non-Israeli corporation; or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends.

Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our shares at the rate of 25% or 30%, if such person (including a non-Israeli corporation) is a "substantial shareholder" at the time of recipient of the dividend or on any date in the 12 months preceding such date, which tax will be withheld at the source, unless a different rate is provided in a tax treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25% or 15% in the case of dividends paid out of the profits of a "Benefited Enterprise" (as such term is defined in the Investment Law), subject to certain conditions. However, generally, the maximum rate of withholding tax on dividends that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year and the dividend is not paid from the profits of a "Benefited Enterprise", the Israeli tax withheld may not exceed 12.5%, subject to certain conditions. A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

In case of dividends paid out of the profits of a "Preferred Enterprise", the applicable tax rate is 20% for individuals and for non-Israeli corporations.

Residents of the United States will generally have taxes in Israel withheld at source.

Excess Tax.

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% in 2017 and thereafter (2% in 2013-2016) on annual income exceeding a certain threshold (NIS 649,560 as of 2019, NIS 641,880 as of 2018, and NIS 640,000), including, but not limited to, dividends, interest and capital gains.

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

If a corporation is a passive foreign investment company, a U.S. shareholder will be subject to one of three alternative taxing regimes:

The simplest is the "QEF" regime. If the shareholder elects to treat the PFIC as a QEF, then each year the shareholder includes in its gross income a proportionate share of the PFIC's ordinary income and net capital gain. We do not currently intend to prepare or provide the information that would enable you to make a Qualified Election Fund election. A second regime may be elected if the PFIC stock is "marketable". The U.S. shareholder may elect to "mark the stock to market" each year. At the end of each taxable year, the shareholder recognizes gain equal to the excess of the fair market value of the PFIC stock over the shareholder's tax basis in the stock. Losses may also be recognized to the extent of previously recognized gains.

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

An "excess distribution" is subject to special tax rules. In most cases, only a portion of it is included in the gross income of the U.S. shareholder and taxed at normal rates. The remainder is never so included, but is used as the basis for calculating a "deferred tax amount", which is simply added to the shareholder's tax liability.

The deferred tax amount is computed as follows. The "excess distribution" is first ratably allocated, share by share, to each day of the shareholder's holding period. Portions allocated to the current year, and to any pre-PFIC years (that is, years before 1987, when there were no PFICs, or years before the first year in which the company was a PFIC with respect to that shareholder), are included in ordinary income for the current year. Portions allocated to prior PFIC years are hypothetically taxed at the highest marginal rate in effect for those years (without regard to the shareholder's actual rate or to any deductions or credits for those years). To this hypothetical tax is added the interest that the shareholder would have paid if it were simply paying that tax late for that year. The sum of the tax and the interest charge is the deferred tax amount, which cannot be offset or otherwise affected by current net operating losses or other deductions.

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

Although a determination as to a corporation's PFIC status is made annually, an initial determination that a corporation is a PFIC for any taxable year generally will cause the above-described consequences to apply for all future years as to U.S. shareholders who held shares in the corporation at any time during the PFIC taxable year and who made neither a valid QEF election with respect to such shares nor a valid election to mark such shares to market. This will be true even if the corporation loses its PFIC status in later years. However, with respect to a PFIC that does not make any distributions or deemed distributions, the above tax treatment would apply only to gains realized on the disposition of such shares by a U.S. shareholder.

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

Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment may be credited against a U.S. investor's U.S. federal income tax liability and such U.S. investor may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

Tax Assessment

The company and its subsidiaries file income tax returns in Israel, U.S.A and Denmark.

The Israeli tax returns of the Company are open for examination by the Israeli Tax Authority for tax years beginning in 2015.

The Federal tax returns of our U.S. subsidiary are open for examination by the Federal Tax Authorities for tax years beginning in 2016. The New Jersey state tax returns of the U.S. subsidiary are open for examination by the New Jersey State Tax Authority for the tax years beginning in 2015. The California State Tax returns of the U.S. subsidiary are open for examination by the California State Tax Authority for tax years beginning in 2015. The Virginia State Tax returns of the U.S. subsidiary are open for examination by the Virginia State Tax Authority for tax periods beginning in 2016. The Tennessee State Tax returns of the U.S. subsidiary are open for examination by the Tennessee State Tax Authority for tax years beginning in 2016. The New Mexico and New York State Tax returns of the U.S. subsidiary are open for examination by the respective jurisdiction tax authorities for tax years beginning in 2017. The Texas State Tax returns of the U.S. subsidiary are open for examination by the Texas State tax authorities for tax years beginning in 2018.

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

You may review a copy of our filings with the SEC, including any exhibits and schedules, at the SEC's public reference room at 100 F Street N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. As a foreign private issuer, all documents which were filed after November 4, 2002 on the SEC's EDGAR system will be available for retrieval on the SEC's website at www.sec.gov. These SEC filings are also available to the public on (i) the ISA's Magna website at www.magna.isa.gov.il, (ii) the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il, and (iii) from commercial document retrieval services. The documents referred to in this document may be inspected at the Company's offices, located at 14 Atir Yeda Street, Kfar Sava, Israel 4464323.

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

Interest Rate Risk

As of December 31, 2019, our investment portfolio consisted of approximately US$ 60.6 million invested in corporate and government debt securities. These securities are classified as "held to maturity". All of the Company's investments are in fixed-rate instruments. In addition, since the securities are "held to maturity", any changes in fair value of the Company's instruments due to fluctuations in the interest rates that are not classified as other-than-temporary impairment (OTTI), do not affect the Company's profit or loss.

For quantitative information on the Company's marketable securities, please see Note 5 to our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2019, we did not have any short or long term interest bearing loans or debts, hence with respect to the Company's business operations, we do not have any exposure to interest rate risk.

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

As of December 31, 2019, we had accounts receivable in NIS or in funds linked thereto in the amount of US$ 3,890 thousand. Market risk was estimated as the potential decrease in balance resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the balance of our accounts receivable would decrease by US$ 354 thousand. As of December 31, 2019, we had accounts payable in NIS or linked thereto in the amount of US$ 10,573 thousand. Market risk was estimated as the potential increase in balance resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such decrease in the Dollar exchange rate, the balance of our accounts payable would increase by US$ 1,175 thousand.

As of December 31, 2019, we had accounts receivable in EURO and DKK, or in funds linked thereto, in the amount of US$ 238 thousand. Market risk was estimated as the potential decrease in balance resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the balance of our accounts receivable would decrease by US$ 22 thousand. As of December 31, 2019, we had accounts payable in EURO and DKK, or linked thereto, in the amount of US$ 811 thousand. Market risk was estimated as the potential increase in balance resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such decrease in the Dollar exchange rate, the balance of our accounts payable would increase by US$ 90 thousand.

In 2019, there was a decrease of 7.79% in the Dollar exchange rate to the NIS which resulted in an aggregate increase in the fair value of our assets of US$ 539 thousand and an aggregate increase in the fair value of our liabilities of US$ 1,033 thousand.

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

Our operating expenses may be affected by fluctuations in the value of the U.S. dollar as it relates to the NIS. By way of example, a hypothetical 10% weakening in the value of the U.S. Dollar relative to the NIS in 2019 would have resulted in an increase in operating expenses of approximately US$ 1,083 thousand for the year ended December 31, 2019. In addition, our operating expenses may be affected by fluctuations in the value of the U.S. Dollar as it relates to the DKK. By way of example, a hypothetical 10% weakening in the value of the U.S. dollar relative to the DKK in 2019, would have resulted in an increase in operating expenses of approximately US$ 534 thousand for the year ended December 31, 2019.

As of December 31, 2019, all of our investments, other than a portion of our cash and cash equivalents comprising a small portion of our overall investment portfolio, consisted of investments denominated in U.S. Dollars, and our portfolio is therefore not subject to significant exposure to foreign currency exchange risk.

As of December 31, 2019, we were not engaged in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations.

Credit Risk

Our investment portfolio includes "held to maturity" marketable securities. These securities include investments issued by highly rated corporations. As of December 31, 2019, the rating of the securities in our portfolio was at least A-. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations), which were exacerbated by the recent turmoil that has affected the financial markets and the global economy and caused credit issues for a number of reputable financial institutions. Any changes in fair value of our investment securities due to credit risk do not affect our profit or loss unless there is other than temporary impairment (see Note 2G to our financial statements for the year ended December 31, 2019). For additional information see "Item 3.D. Key Information – Risk Factors".

As of December 31, 2019, we were not required to adjust the carrying value of our investment securities since there were no other-than-temporary impairments.

Our top three customers accounted for approximately 35% of our revenues in 2019. We expect that a small number of customers will continue to account for a significant portion of our revenues for the foreseeable future. Difficulties in the fulfillment of the financial obligations of one or more of such customers may expose us to credit risk and may have a material adverse effect on our business and our financial condition and results. For additional information see "Item 3.D. Key Information – Risk Factors". Difficulties in the fulfillment of financial obligations of one or more of our customers may have an adverse effect on our ability to consummate the collection of consideration payable under purchase orders placed by, or invoiced to, such customers under one or more Design Wins in relation to which such customers operate" and Note 13B to our financial statements for the year ended December 31, 2019.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II.

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

              None.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer to allow timely decisions regarding required disclosure. Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e) and Rule 15d-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective.

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

Management assessed our internal control over financial reporting as of December 31, 2019, the end of our fiscal year. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control — Integrated Framework (2013)".

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2019, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. We reviewed the results of management's assessment with the Audit Committee of our Board of Directors.

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

Item 15A. CONTROLS AND PROCEDURES

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services for the audit of the Company's consolidated annual financial statements for the years ended December 31, 2019 and 2018, audit-related services and tax services rendered by Somekh Chaikin, a member firm of KPMG International.

	2019	2018
Audit Fees(1)	$120,000	$120,000
Audit-Related Fees(2)	-	-
Tax Fees(3)	$9,234	$10,000

(1)
Audit fees consist of fees for professional services rendered for the audit of the Company's annual consolidated financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

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

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased	Average Price Paid per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Plan	Approximate Dollar Value that May Yet Be Purchased Under the Plan (US$)
May 22, 2019 - May 31, 2019	12,027	30.074	12,027	14,638,294
June 1, 2019 - June 30, 2019	28,098	30.141	40,125	13,791,381
July 1, 2019 - July 31, 2019	37,934	30.888	78,059	12,619,661
August 1, 2019 - August 31, 2019	37,190	30.902	115,249	11,470,400
September 1, 2019 - September 30, 2019	29,406	32.263	144,655	10,521,675
October 1, 2019 - October 31, 2019	37,707	31.744	182,362	9,324,699
November 1, 2019 - November 30, 2019	40,838	32.378	223,200	8,002,442
December 1, 2019 - December 31, 2019	29,188	32.710	252,388	7,047,695
January 1, 2020 - January 31, 2020	40,164	35.631	292,552	5,616,603
February 1, 2020 - February 29, 2020	43,176	33.619	335,728	4,165,059
March 1, 2020 - March 30, 2020	75,070	26.235	410,798	2,195,622

(1)          On May 2, 2019, our Board of Directors authorized and began implementation of a one-year share repurchase plan to repurchase up to $15 million of our ordinary shares. Repurchases may be made through May 1, 2020, in the open market and will be in accordance with applicable securities laws and regulations. The timing and amount of each repurchase transaction may depend on a variety of factors. The share repurchase plan does not obligate the Company to acquire any specific number of ordinary shares and may be suspended or terminated at any time at management's discretion.

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

•
A majority of our board of directors may not necessarily be comprised of independent directors as defined in the NASDAQ Listing Rules, but our board of directors contains two external directors in accordance with the Companies Law. Israeli law does not require, nor do our external directors conduct, regularly scheduled meetings at which only they are present. In addition, with the exception of our external directors, in addition, with the exception of our external directors, our directors are elected to our board of directors in accordance with the new directors voting mechanism approved by our shareholders on the Annual General Meeting which took place on June 8, 2016. According to said directors voting mechanism, directors are divided into three groups, Group A, Group B and Group C. Each group is brought for re-election once every three years, on a rotating basis, such that at each annual general meeting of the shareholders a given group of directors is brought for election, to serve on a continuous basis for a three-year term, until the third annual general meeting following the meeting on which such group was elected for service and until their respective successors are duly elected, at which point their term in office shall expire. At each annual general meeting, the annual general meeting shall be entitled to elect directors to replace the directors whose three-year term in office has expired, and so on ad infinitum, so that each year, the term in office of one group of directors shall expire. The nominations for director which are presented to our shareholders are generally made by our board of directors. Pursuant to the Companies Law, one or more shareholders of a company holding at least one percent of the voting power of the company may nominate a currently serving external director for an additional three-year term. Israeli law does not require the adoption of, and our board has not adopted, a formal written charter or board resolution addressing the nomination process and related matters. Compensation of our directors and other office holders of the Company is determined in accordance with Israeli law;

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

•
We follow the provisions of the Companies Law with respect to matters in connection with the composition and responsibilities of our compensation committee, office holder compensation, and any required approval by the shareholders of such compensation. Israeli law, and our amended and restated Articles, do not require that a compensation committee composed solely of independent members of our board of directors determine (or recommend to the board of directors for determination) an executive officer's compensation, as required under NASDAQ listing standards related to compensation committee independence and responsibilities; nor do they require that the Company adopt and file a compensation committee charter. Instead, our compensation committee has been established and conducts itself in accordance with provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Companies Law. Furthermore, the compensation of office holders is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our previously approved Executive Compensation Policy or, in special circumstances in deviation therefrom, taking into account certain considerations set forth in the Companies Law. The requirements for approval by the shareholders for any office holder compensation, and the relevant majority or special majority for such approval, are all as set forth in the Companies Law. Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation requiring such approval under the requirements of the Companies Law, including seeking prior approval of the shareholders for the Executive Compensation Policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with NASDAQ Listing Rules; and

•
We do not necessarily seek shareholder approval for the establishment of, and amendments to, stock option or equity compensation plans (as set forth in NASDAQ Listing Rule 5635(c)), as such matters are not subject to shareholder approval under Israeli law. We will attempt to seek shareholder approval for our stock option or equity compensation plans (and the relevant annexes thereto) to the extent required in order to ensure they are tax qualified for our employees in the United States. However, if such approval is not received, then the stock option or equity compensation plans will continue to be in effect, but the Company will be unable to grant options to its U.S. employees that qualify as Incentive Stock Options for U.S. federal tax purpose. Our stock option or other equity compensation plans are also available to our non-U.S. employees, and provide features necessary to comply with applicable non-U.S. tax laws.

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

4.2
Lease between the Company and C.P.M Medical Equipment Ltd., for additional space in our premises in Kfar Sava, Israel, dated December 23, 2018, as filed with the Securities and Exchange Commission on April 25, 2019, and incorporated herein by reference. As this lease is written in Hebrew, a summary is included in the Exhibit.

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

4.5
Amendment to the lease agreement between the Company and Naji Ezekiel & Sons - Management and Maintenance Ltd., dated January 22, 2019, as filed with the Securities and Exchange Commission on April 25, 2019, and incorporated herein by reference. As this sublease agreement and the amendment are written in Hebrew, a summary was included in the Exhibit.

4.6
Lease between Silicom Connectivity Solutions, Inc. and RAD Data Communications Inc., for space in Mahwah, New Jersey, dated as of September 1, 1997, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2000, as filed with the Securities and Exchange Commission on June 30, 2001, and incorporated herein by reference.

4.7	Lease agreement between Silicom Connectivity Solutions, Inc. and York Property, LLC for space in Charlottesville, Virginia. (*)

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

4.9
Lease agreement between Silicom Ltd. and the Lessor (as defied therein) for space in Yokne'am, Israel dated March 22, 2020, as this sublease agreement and the amendment are written in Hebrew, a summary was included in the Exhibit. (*)

4.10
The Executive Compensation Policy of the Company approved by the Shareholders on July 31, 2013, filed by us as Annex A to Proposal 1 found in Exhibit 2 to the Form 6-K as filed with the Securities and Exchange Commission on June 26, 2013, and incorporated herein by reference.

4.11
Share Purchase Agreement by and among the Company, Fiberblaze A/S, Fiberblaze Holding APS, and Hilmer APS, dated December 10, 2014, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2014, as filed with the Securities and Exchange Commission on March 24, 2015, and incorporated herein by reference.

4.12
Asset Purchase Agreement by and among the Company, the Company's wholly owned subsidiary Silicom Connectivity Solutions, Inc., ADI Engineering, Inc., Steve Yates and Patricia Yates, dated September 30, 2015, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2015, as filed with the Securities and Exchange Commission on April 26, 2016, and incorporated herein by reference.

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

SILICOM LIMITED By: /s/ Shaike Orbach Shaike Orbach Chief Executive Officer

April 27, 2020

Silicom Ltd.

and its Subsidiaries

Consolidated
 Financial Statements

As of and for the year ended
 December 31, 2019

Silicom Ltd. and its Subsidiaries

Consolidated Financial Statements as of December 31, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Silicom Ltd.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Silicom Ltd. and subsidiaries (the Company) as of December 31, 2018 and 2019, the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Change in accounting principle

As discussed in Note 2N to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of ASC 842 Leases.

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

Tel Aviv, Israel
March 16, 2020

Silicom Ltd. and its Subsidiaries

Consolidated Balance Sheets as of December 31

		2018	2019
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	4	26,808	16,469
Short-term bank deposits	2F	-	13,542
Marketable securities	2G, 5	1,600	14,045
Accounts receivable:
Trade, net	2H	23,453	24,936
Other	6	9,487	4,964
Related parties		364	-
Inventories	7	42,369	36,491

Total current assets		104,081	110,447

Marketable securities	2G, 5	45,612	46,542

Assets held for employees' severance benefits	11	1,517	1,640

Deferred tax assets	15G	894	1,798

Property, plant and equipment, net	8	3,670	3,574

Intangible assets, net	9	966	1,718

Operating leases right-of-use, net	10	-	3,783

Goodwill		25,561	25,561

Total assets		182,301	195,063

Avi Eizenman	Shaike Orbach	Eran Gilad
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Kfar-Saba, Israel
March 16, 2020

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Balance Sheets as of December 31 (Continued)

		2018	2019
	Note	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable		15,389	16,419
Other accounts payable and accrued expenses		6,133	8,823
Operating lease liabilities	10	-	1,090
Related parties		18	-

Total current liabilities		21,540	26,332

Long-term liabilities
Operating lease liabilities	10	-	2,693
Liability for employees' severance benefits	11	2,612	2,910
Deferred tax liabilities	15G	-	205

Total liabilities		24,152	32,140

Shareholders' equity	12
Ordinary shares, ILS 0.01 par value; 10,000,000 shares
authorized; 7,574,176 and 7,618,676 issued as at
December 31, 2018 and 2019, respectively;
7,559,205 and 7,351,317 outstanding as at
December 31, 2018 and 2019, respectively		22	22
Additional paid-in capital		54,621	57,130
Treasury shares (at cost) - 14,971 and 267,359 ordinary shares as at
December 31, 2018 and 2019, respectively		(38)	(8,009)
Retained earnings		103,544	113,780

Total shareholders' equity		158,149	162,923

Total liabilities and shareholders’ equity		182,301	195,063

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Operations for the Year Ended December 31

		2017	2018	2019
		US$ thousands
	Note	Except for share and per share data

Sales*	2O, 13	125,690	133,753	105,240
Cost of sales		79,762	91,697	69,146

Gross profit		45,928	42,056	36,094

Operating expenses
Research and development**		13,915	14,820	15,075
Sales and marketing		6,722	6,642	6,647
General and administrative		4,507	3,943	4,159
Contingent consideration	3	(4,642)	-	-

Total operating expenses		20,502	25,405	25,881

Operating income		25,426	16,651	10,213
Financial income, net	14	156	923	1,646

Income before income taxes		25,582	17,574	11,859

Income taxes	15	3,868	2,937	1,623

Net income		21,714	14,637	10,236

Income per share:
Basic income per ordinary share (US$)	2U	2.912	1.938	1.361

Diluted income per ordinary share (US$)		2.856	1.912	1.352

Weighted average number of ordinary
shares used to compute basic income
per share (in thousands)		7,456	7,552	7,520

Weighted average number of ordinary
shares used to compute diluted income
per share (in thousands)		7,602	7,657	7,573

* Including sales to related parties in the amount of US$ 1,275 thousand, US$ 1,063 thousand and US$ 0 in 2017, 2018 and 2019, respectively.

** Including services from related parties in the amount of US$ 170 thousand, US$ 311 thousand and US$ 0 in 2017, 2018 and 2019, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

	Ordinary shares		Additional paid-in capital	Treasury shares	Retained earnings	Total shareholders’ equity
	Number of shares(1)	US$ thousands

Balance at
January 1, 2017	7,381,613	22	46,833	(38)	74,575	121,392

Exercise of options and RSUs(2)	167,918	*-	2,651	-	-	2,651
Share-based compensation	-	-	2,425	-	-	2,425
Dividend (US $1.00 per share)	-	-	-	-	(7,382)	(7,382)
Net income	-	-	-	-	21,714	21,714

Balance at
December 31, 2017	7,549,531	22	51,909	(38)	88,907	140,800

Exercise of options and RSUs(2)	9,674	*-	288	-	-	288
Share-based compensation	-	-	2,424	-	-	2,424
Net income	-	-	-	-	14,637	14,637

Balance at
December 31, 2018	7,559,205	22	54,621	(38)	103,544	158,149

Exercise of options and RSUs(2)	44,500	*-	154	-	-	154
Purchase of treasury shares	(252,388)	-	-	(7,971)	-	(7,971)
Share-based compensation	-	-	2,355	-	-	2,355
Net income	-	-	-	-	10,236	10,236

Balance at
December 31, 2019	7,351,317	22	57,130	(8,009)	113,780	162,923

(1)	Net of shares held by Silicom Inc. and Silicom Ltd.
(2)	Restricted share units (hereinafter - "RSUs")
*	Less than 1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows for the Year Ended December 31

	2017	2018	2019
	US$ thousands
Cash flows from operating activities
Net income	21,714	14,637	10,236

Adjustments required to reconcile net income to
net cash provided by (used in) operating activities:
Depreciation and amortization	3,799	3,293	1,997
Write-down of obsolete inventory	2,918	6,211	2,106
Discount on marketable securities, net	217	32	144
Share-based compensation expense	2,425	2,424	2,355
Deferred taxes, net	453	5	(699)
Changes in assets and liabilities:
Accounts receivable - trade	(13,237)	16,985	(1,441)
Accounts receivable - other	(2,475)	(3,384)	4,385
Accounts receivable - related parties	(208)	261	364
Change in liability for employees' severance benefits, net	171	(79)	175
Inventories	(10,287)	2,540	3,529
Trade accounts payable	1,698	3,059	769
Other accounts payable and accrued expenses	(1,144)	(314)	2,824
Contingent consideration benefit	(4,642)	-	-
Accounts payable - related parties	6	8	(18)
Net cash provided by operating activities	1,408	45,678	26,726

Cash flows from investing activities
Investment in short-term bank deposits, net	-	-	(13,542)
Purchase of property, plant and equipment	(1,690)	(1,345)	(1,441)
Investment in intangible assets	(11)	(1,022)	(1,018)
Proceeds from maturity of marketable securities	16,175	7,750	1,997
Purchases of marketable securities	(5,961)	(41,670)	(15,604)
Net cash provided by (used in) investing activities	8,513	(36,287)	(29,608)

Cash flows from financing activities
Exercise of options	2,651	288	154
Dividend	(7,382)	-	-
Purchase of treasury shares	-	-	(7,971)
Net cash provided by (used in) financing activities	(4,731)	288	(7,817)

Effect of exchange rate changes on cash balances held	(86)	108	360

Increase (decrease) in cash and cash equivalents	5,104	9,787	(10,339)

Cash and cash equivalents at beginning of year	11,917	17,021	26,808
Cash and cash equivalents at end of year	17,021	26,808	16,469

Supplementary cash flow information
A. Non-cash transactions:
Investments in property, plant and equipment	119	146	97
B. Cash paid during the year for:
Income taxes	4,584	3,260	1,103

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

Substantially all sales of the Company are made outside of Israel (see Note 13A regarding geographical distribution), in US dollars ("dollars"). Most purchases of materials and components, and a significant part of the marketing costs are made or incurred, primarily in dollars. Therefore, the dollar is the currency that represents the principal economic environment in which the Company operates and is thus its functional currency.

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
As of December 31, 2019, the Company's short-term bank deposits consist of bank deposits in US dollars carrying a weighted average interest rate of 2.58%. These short-term bank deposits are held with a major Israeli bank, and their use and withdrawal are not subject to any restrictions.

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

As of December 31, 2018 and 2019, the provision for doubtful accounts receivable amounted to US$ 20 thousand.

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

*  Over the shorter term of the lease or the useful life of the asset

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

Goodwill is reviewed for impairment at least annually in accordance with ASC 350, Intangibles—Goodwill and Other. ASC 350 provides an entity the option to perform a qualitative assessment to determine whether it is more likely than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more likely than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed. During the year ended December 31, 2019, no impairments were found and therefore no impairment losses were recorded.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

L.             Goodwill and other intangible assets (cont’d)

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in amortization of such intangible assets in the straight-line method.

M.	Impairment of Long-Lived Assets

In accordance with Impairment or Disposal of Long-Lived Assets Subsections of FASB ASC Subtopic 360-10, Property, Plant, and Equipment – Overall. Long-lived assets, such as property, plant, equipment and purchased intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or an asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

N.	Leases

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02. The guidance establishes a right-of-use model ("ROU") that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. The Company determines if an arrangement is or contains a lease at contract inception.

A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. The Company adopted the new accounting standard ASC 842 "Leases" and all the related amendments on January 1, 2019 and used the effective date as the Company’s date of initial application. Consequently, financial information was not updated and the disclosures required under the new standard are not provided for dates and periods before January 1, 2019.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease.
Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.
As of December 31, 2019, all of the company's leases are operating leases.

The new standard provides a number of optional practical expedients in transition. The Company chose to apply the following permitted practical expedients:
•	Not to reassess its prior conclusions regarding lease identification, lease classification and initial direct costs under the new standard.
•	Applying the practical expedient pertaining to the use-of hindsight.
•
Short-term lease recognition exemption for all leases with a term shorter than 12 months. This means, that for those leases, the Company does not recognize ROU assets or lease liabilities but recognizes lease expenses over the lease term on a straight-line basis.

•	Applying the practical expedient to not separate lease and non-lease components for all of the Company’s leases, other than leases of real estate.
The company did not separate lease and non-lease components for all contracts entered into before January 1, 2019 and identified as leases in accordance with Topic 840.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

N.           Leases (cont’d)

On the commencement date, the lease payments shall include variable lease payments that depend on an index (such as the Consumer Price Index), initially measured using the index at the commencement date. The Company does not remeasure the lease liability for changes in future lease payments arising from changes in an index unless the lease liability is remeasured for another reason. Therefore, after initial recognition, such variable lease payments are recognized in profit or loss as they are incurred.
Variable payments that depends on use of the underlying asset are not included in the lease payments. Such variable payments are recognized in profit or loss in the period in which the event or condition that triggers the payment occurs.

Upon initial recognition, the Company recognizes a liability at the present value of the lease payments to be made over the lease term, and concurrently recognizes a ROU asset at the same amount of the liability, adjusted for any prepaid lease payments.
The Company’s incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments, the lease term and the effect on that rate of designating specific collateral with a value equal to the unpaid lease payments for that lease.

After lease commencement, the Company measures the lease liability at the present value of the remaining lease payments using the discount rate determined at lease commencement (as long as the discount rate hasn’t been updated as a result of a reassessment event). The Company subsequently measures the ROU asset at the present value of the remaining lease payments, adjusted for the remaining balance of any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term.

The Company’s lease agreements have remaining lease terms up to 7.5 years. Some of these agreements include options to extend the leases for up to 5 years and some include options to terminate the leases immediately. Some of our vehicle lease agreements include rental payments based on the actual usage of the vehicles and other lease agreements include rental payments adjusted periodically for inflation. The agreements related to leases in Israel are in Israeli Shekel ("ILS") or in ILS, linked to the Israeli Consumer Price Index or to the US Dollars. The agreements related to leases in the USA are in US Dollars and the agreements related to leases in Denmark are in Danish Krone ("DKK"). The Company’s lease agreements do not contain any residual value guarantees. See Note 10.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

N.            Leases (cont’d)

Prior to the adoption of the new lease standard, the Company leases consisted of real estate and cars for use in its operations, which have been classified as operating leases.

Effects of the initial application of the new standard on the Company's consolidated balance sheet as of January 1, 2019:

	According to the previous accounting policy	The change	As presented according to Topic 842
		US$ thousands
Operating leases right-of-use	-	3,424	3,424
Prepaid expenses	90	(90)	-
Operating lease liabilities	-	(3,334)	(3,334)

O.            Revenue recognition

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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

O.	Revenue recognition (cont’d)

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

P.	Research and development costs

Capitalization of software development costs related to programmable components incorporated into the Company's products, are charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all software costs are capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. The company has determined that technological feasibility for its software components of hardware products is reached after all high-risk development issues have been resolved through coding and testing. Amortization begins once the software is ready for its intended use, generally based on the pattern in which the economic benefits will be consumed. The amortization of these costs is included in cost of revenue over the estimated life of the products. The Company started to capitalize internal software development costs during 2018. The Company did not capitalize any internal software development costs for the year ended December 31, 2017, because the cost incurred and the time between technological feasibility and product release was insignificant. Other costs incurred in the research and development of the Company’s products are expensed as incurred.

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

The following table summarizes information related to the computation of basic and diluted income per ordinary share for the years indicated.

	Year ended December 31
	2017	2018	2019
Net income attributable to ordinary shares
(US$ thousands)	21,714	14,637	10,236

Weighted average number of ordinary shares outstanding
used in basic income per ordinary share calculation	7,455,528	7,552,094	7,520,389

Add assumed exercise of outstanding dilutive potential
ordinary shares	146,443	105,236	52,228

Weighted average number of ordinary shares outstanding
used in diluted income per ordinary share calculation	7,601,971	7,657,330	7,572,617

Basic income per ordinary shares (US$)	2.912	1.938	1.361

Diluted income per ordinary shares (US$)	2.856	1.912	1.352

Weighted average number of shares related to options
and RSUs excluded from the diluted earnings per share
calculation because of anti-dilutive effect	-	171,086	351,610

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

V.             Comprehensive Income

For the years ended December 31, 2017, 2018 and 2019, comprehensive income equals net income.

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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

X.           Concentrations of risks

(1)           Credit risk
Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and assets held for employees’ severance benefits. Cash and cash equivalents balances of the Company, which are subject to credit risk, consist of cash accounts held with major financial institutions. Short-term bank deposits balances of the Company, which are subject to credit risk, consist of short-term bank deposits held with a major Israeli Bank. Marketable securities consist of held to maturity marketable securities issued by highly rated corporations. As of December 31, 2018 and 2019, the ratings of the securities in the Company's portfolio was at least A-. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations). The Company closely monitors extensions of credit and has never experienced significant credit losses.

 (2)          Significant customers
The Company's top three customers accounted for approximately 35% of its revenues in 2019. The Company expects that a small number of customers will continue to account for a significant portion of its revenues for the foreseeable future. See note 13.

Y.           Liabilities for loss contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Z.           Recent Accounting Pronouncements

(1)
In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. This ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2019. Early adoption is permitted for annual and interim periods in fiscal years beginning after December 15, 2018. In November 2019, the FASB issued ASU 2019-11, which includes several amendments to the credit losses standard (ASU 2016-13), including amendments to the reporting of expected recoveries. The Company is currently evaluating the impact of the provisions of ASU 2016-13 on its financial position, results of operations and cash flows.

(2)
In December 2019, the FASB issued ASU 2019-12, which removes certain exceptions for: recognizing deferred taxes for investments, performing intraperiod allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This ASU is effective for annual periods in fiscal years beginning after December 15, 2021, and interim periods in fiscal years beginning after December 15, 2022. The Company does not expect the adoption of ASU 2019-12 to have a material impact on its consolidated balance sheets, results of operations, cash flows or presentation thereof.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

Z.           Recent Accounting Pronouncements (cont’d)

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

On October 28, 2015 (hereinafter – "closing date") the Company acquired certain assets from ADI Engineering, Inc. (hereinafter – "ADI"), a privately-held, US-based provider of custom embedded communications and networking products, for an aggregate purchase price of US$ 10,000 thousand in cash and estimated contingent consideration of US$ 7,802 thousand in cash and in options to ordinary shares, payable in three yearly payments, after the closing, subject to the attainment of certain performance milestones until December 31, 2017. The fair value measurement of the contingent consideration was classified at level 2 and level 3 of the fair value hierarchy (see Note 2W). Of the total purchase price of US$ 17,802 thousand, US$ 222 thousand was attributed to tangible assets, US$ 4,261 thousand was attributed to intangible assets and US$ 13,319 thousand was attributed to goodwill. The goodwill is primarily attributable to the synergies expected to arise after the acquisition. The recognized goodwill is deductible for income tax purposes for 10 years.

In connection with the contingent consideration, during 2016 the Company paid ADI an amount of US$ 3,000 thousand. Any amount not paid was charged to the statement of operations as an income.

B.	Silicom Denmark

On December 10, 2014 (hereinafter – "closing date"), the Company completed the acquisition of all of the outstanding shares and voting interests of Silicom Denmark, a provider of high performance application acceleration solutions, for an aggregate purchase price of US$ 10,161 thousand in cash and estimated contingent consideration of US$ 4,683 thousand in cash and in options to ordinary shares, subject to the attainment of certain performance milestones until August 31, 2015. The fair value measurement of the contingent consideration was classified at level 3 of the fair value hierarchy (see Note 2W). Of the total estimated purchase price of US$ 14,844 thousand, US$ 2,022 thousand was attributed to tangible assets, US$ 1,996 thousand was attributed to intangible assets, US$ 12,242 thousand was attributed to goodwill and US$ 1,416 was attributed to liabilities assumed. The goodwill is primarily attributable to the synergies expected to arise after the acquisition. None of the recognized goodwill is expected to be deductible for income tax purposes.

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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 4 - Cash and Cash Equivalents

	December 31
	2018	2019
	US$ thousands

Cash	16,147	13,382
Cash equivalents *	10,661	3,087
	26,808	16,469

*	Comprised mainly of deposits in banks as at December 31, 2018 and 2019 carrying a weighted average interest rate of 2.79% and 1.04%, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Marketable Securities

The Company's investment in marketable securities as of December 31, 2018 and 2019 are classified as ''held-to-maturity'' and consist of the following:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding	Aggregate
	cost basis**	gains	(losses)	fair value*
	US$ thousands
At December 31, 2019
Held to maturity:
Corporate debt securities and government debt securities
Current	14,170	24	(97)	14,097
Non-Current	46,955	408	(112)	47,251

	61,125	432	(209)	61,348

At December 31, 2018
Held to maturity:
Corporate debt securities and government debt securities
Current	1,610	-	(22)	1,588
Non-Current	46,052	-	(778)	45,274

	47,662	-	(800)	46,862

*	Fair value is being determined using quoted market prices in active markets (Level 2).
**
Including accrued interest in the amount of US$ 450 thousand and US$ 538 thousand as of December 31, 2018 and 2019 respectively.
The accrued interest is presented as part of other account receivable on the balance sheet.

Activity in marketable securities in 2019	US$ thousands

Balance at January 1, 2019	47,662

Purchases of marketable securities	15,604
Discount on marketable securities, net	(144)
Proceeds from maturity of marketable securities	(1,997)
Balance at December 31, 2019	61,125

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Marketable Securities (Cont’d)

The following table summarizes the gross unrealized losses on investment securities for which other-than-temporary impairments have not been recognized and the fair value of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2019:

	Less than 12 months		12 months or more		Total
	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value
Held to maturity:

Corporate debt securities and government debt securities	(38)	4,968	(171)	20,100	(209)	25,068

The unrealized losses on the investments were caused by changes in interest rate. The Company has the ability and intent to hold these investments until maturity and it is more likely than not that the Company will not be required to sell any of the securities before recovery; therefore these investments are not considered other than temporarily impaired.

Note 6 - Other Receivables

	December 31
	2018	2019
	US$ thousands

Advances to suppliers	5,260	805
Government authorities	2,916	2,758
Prepaid expense	884	553
Other receivables	427	848
	9,487	4,964

Note 7 - Inventories

	December 31
	2018	2019
	US$ thousands

Raw materials and components	19,088	20,986
Products in process	10,883	7,137
Finished products	12,398	8,368
	42,369	36,491

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 8 - Property, Plant and Equipment, Net

	December 31
	2018	2019
	US$ thousands

Machinery and equipment	12,150	13,374
Office furniture and equipment	725	924
Leasehold improvements	2,375	2,528

Property, plant and equipment	15,250	16,826

Accumulated depreciation	(11,580)	(13,252)

Property, Plant and equipment, net	3,670	3,574

Depreciation expense for the years ended December 31, 2017, 2018 and 2019 were US$ 1,911 thousand, US$ 2,190 thousand and US$ 1,731 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 9 - Intangible Assets

		December 31
		2018	2019
	Useful life	US$ thousands
Original cost:
Capitalization of software development costs	3	928	1,946
Licenses	3	106	106
		1,034	2,052
Accumulated amortization:
Capitalization of software development costs		37	274
Licenses		31	60
		68	334

Intangible assets, Net:
Capitalization of software development costs		891	1,672
Licenses		75	46
		966	1,718

Amortization expense for the years ended December 31, 2017, 2018 and 2019 were US$ 1,888 thousand, US$ 1,103 thousand and US$ 266 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 – Leases

A.	The components of operating lease cost for the year ended December 31, 2019 were as follows:

		Year ended December 31
		2019
		US$ thousands
	Operating lease cost	1,494
	Variable lease payments not included in the lease liability	2
	Short-term lease cost	287
	Total operating lease cost	1,783

B.	Supplemental cash flow information related to operating leases was as follows:

		Year ended December 31
		2019
		US$ thousands
	Cash paid for amounts included in the measurement of lease liabilities:
	Operating cash flows from operating leases	1,541
	Right-of-use assets obtained in exchange for lease obligations (non-cash):
	Operating leases	1,524

C.	Supplemental balance sheet information related to operating leases was as follows:

		December 31, 2019
		US$ thousands
	Operating leases:
	Operating leases right-of-use	3,783

	Current operating lease liabilities	1,090
	Non-current operating lease liabilities	2,693
	Total operating lease liabilities	3,783

		December 31, 2019
		US$ thousands
	Weighted average remaining lease term
	Operating leases	4.8 years
	Weighted average discount rate
	Operating leases	3.3%

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 – Leases (cont’d)

D.	Future minimum lease payments under non-cancellable leases as of December 31, 2019 were as follows:

		December 31, 2019
		US$ thousands

	2020	1,209
	2021	831
	2022	641
	2023	576
	After 2024	709
	Total operating lease payments	3,966
	Less: imputed interest	(183)
	Present value of lease liabilities	3,783

E.	Future minimum lease payments under non-cancellable leases as of December 31, 2018, under ASC 840, Leases were as follows:

		December 31, 2018
		US$ thousands

	2019	1,394
	2020	643
	2021	449
	2022	363
	2023	363
	After 2024	643
	Total operating lease payments	3,855

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 - Assets Held and Liability for Employees' Severance Benefits

A.	Under Israeli law and labor agreements, Silicom is required to make severance payments to retired or dismissed employees and to employees leaving employment in certain other circumstances.

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

D.	Expenses recorded with respect to employees' severance payments for the years ended December 31, 2017, 2018 and 2019 were US$ 830 thousand, US$ 605 thousand and US$ 929 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity

Capital and reserves

On May 2, 2019, the Company's Board of Directors authorized and began implementation of a one-year share repurchase plan to repurchase up to $15 million of the Company's ordinary shares. Repurchases may be made in the open market and will be in accordance with applicable securities laws and regulations. The timing and amount of each repurchase transaction may depend on a variety of factors. The share repurchase plan does not obligate the Company to acquire any specific number of ordinary shares and may be suspended or terminated at any time at management’s discretion.

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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

C.	During 2014, 2015 and 2017, the Company granted 74,000, 8,000 and 78,000 RSUs respectively to certain of its directors, employees and consultants under the 2013 Plan. In relation to those grants:

1.	The vesting period of the RSUs ranges between 2 to 3 years from the date of grant.

2.	The fair value of RSUs is estimated based on the market value of the Company’s stock on the date of grant, less an estimate of dividends that will not accrue to RSUs holders prior to vesting.

3.	The Company recognizes compensation expenses on these RSUs based on estimated grant date fair value, with the following assumptions:

	2014	2015	2017
Expected dividend yield	2.06%	3.22%	2.68%
Termination rate	4.35%	0%	1.74%

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

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	1.58%
Expected dividend yield	2.42%
Average expected volatility (b)	47.90%
Termination rate	9%
Suboptimal factor (c)	3.32

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

H.	On January 31, 2019, the Company granted, in the aggregate, 141,928 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:

1.
The exercise price for the options (per ordinary share) was US$ 33.83 and the Option expiration date was the earlier to occur of: (a) January 31, 2027; and (b) the closing price of the shares falling below US$ 16.92 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	2.55%
Expected dividend yield	0.0%
Average expected volatility (b)	44.62%
Termination rate	9%
Suboptimal factor (c)	3.18

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

I.	The following table summarizes information regarding stock options as at December 31, 2019:

	Options outstanding		Options exercisable
		Weighted average		Weighted average
		remaining		remaining
Exercise price	Number	contractual life	Number	contractual life
US$	of options	(in years)	of options	(in years)

15.28	6,575	0.7	6,575	0.7

26.91	19,332	3.6	19,332	3.6

33.27	19,706	6.3	19,706	6.3

28.38	72,198	4.4	72,198	4.4

39.62	101,838	5.1	101,838	5.1

36.11	116,257	6.3	-	-

33.83	129,341	7.1	-	-

	465,247		219,649

The aggregate intrinsic value of options outstanding as of December 31, 2018 and 2019 is US$ 835 thousand and US$ 593 thousand, respectively.
The aggregate intrinsic value of options exercisable as of December 31, 2018 and 2019 is US$ 835 thousand and US$ 593 thousand, respectively.
The total intrinsic value of options exercised during the year ended December 31, 2018 and 2019, is US$ 67 thousand and US$ 28 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

J.	The stock option activity under the abovementioned plans is as follows:

			Weighted
		Weighted	average
	Number	average	grant date
	of options	exercise price	fair value
		US$	US$

Balance at January 1, 2017	266,005

Granted	119,925	39.62	11.89
Exercised	(124,918)	21.46	8.46
Forfeited	(11,101)	33.18	10.87

Balance at December 31, 2017	249,911

Granted	137,010	36.11	14.71
Exercised	(9,674)	28.02	9.94
Forfeited	(11,752)	36.73	13.05

Balance at December 31, 2018	365,495

Granted	141,928	33.83	13.35
Exercised	(5,500)	28.09	10.03
Forfeited	(36,676)	35.88	13.50

Balance at December 31, 2019	465,247
Exercisable at December 31, 2019	219,649

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

K.	The Restricted Share Units activity under the abovementioned plans is as follows:

		Weighted
	Number of	average
	Restricted	grant date
	Share Units	fair value
		US$

Balance at January 1, 2017	43,000

Granted	78,000	34.90
Vested	(43,000)	42.52

Balance at December 31, 2017 and December 31, 2018	78,000

Vested	(39,000)	35.36

Balance at December 31, 2019	39,000

The aggregate intrinsic value of RSUs outstanding as of December 31, 2018 and December 31, 2019 is US$ 2,725 thousand and US$ 1,297 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

L.	During 2017, 2018 and 2019, the Company recorded share-based compensation expenses. The following summarizes the allocation of the stock-based compensation expenses:

	Year ended December 31
	2017	2018	2019
	US$ thousands

Cost of sales	320	372	437
Research and development costs	832	953	900
Selling and marketing expenses	537	569	493
General and administrative expenses	736	530	525

	2,425	2,424	2,355

As of December 31, 2019, there were US$ 1,313 thousand of unrecognized compensation costs related to outstanding stock options and RSUs to be recognized over a weighted average period of 0.88 years.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Geographic areas and major customers

A.	Information on sales by geographic distribution:

The Company has one operating segment.

Sales are attributed to geographic distribution based on the location of the customer.

	Year ended December 31
	2017	2018	2019
	US$ thousands

North America	100,434	108,024	77,161
Europe	20,156	21,038	20,956
Asia-Pacific	5,100	4,691	7,123

	125,690	133,753	105,240

B.	Sales to single customers exceeding 10% of sales (US$ thousands):

	Year ended December 31
	2017	2018	2019
	US$ thousands

Customer "A"	16,915	18,855	17,107
Customer "B"	*	14,506	11,030
Customer "C"	*	14,220	*
Customer "D"	25,888	*	*

*	Less than 10% of sales.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Geographic areas and major customers (cont'd)

C.	Information on Long-Lived Assets - Property, Plant and Equipment and ROU assets by geographic areas:

The following table presents the locations of the Company’s long-lived assets as of December 31, 2018 and 2019:

	Year ended December 31
	2018	*2019
	US$ thousands

North America	46	1,189
Europe	235	198
Israel	3,389	5,970

	3,670	7,357

* The company adopted ASC 842 "Leases" as of January 1, 2019. Therefore, the ROU asset is to be included in the long-lived assets as of December 31, 2019.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 14 - Financial Income (Expenses), Net

	Year ended December 31
	2017	2018	2019
	US$ thousands

Interest income	527	840	2,295
Discount on marketable securities, net	(217)	(32)	(144)
Exchange rate differences, net	(45)	208	(357)
Bank charges	(109)	(93)	(148)

	156	923	1,646

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

Taxable income of Israeli companies was subject to tax at a rate of 24% in 2017 and at a rate of 23% from 2018 onwards.

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

Under the Amendment to the Law, upon an irrevocable election made by a company, a uniform corporate tax rate will apply to all preferred income of such company. The Company elected to apply the uniform corporate tax rate as of 2014.  From 2017 onwards, the uniform tax rate is to be 7.5% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel. The company has two facilities in Israel of which one of them is located in Development Zone A. The profits of these Preferred Companies will be freely distributable as dividends, subject to a withholding tax of 20% (or a lower rate under an applicable tax treaty).

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

Out of the Company’s retained earnings as of December 31, 2018 and 2019, approximately US$ 46,581 thousand and US$ 50,516 thousand respectively are tax-exempt, under the previous "Approved Enterprise" and "Benefited Enterprise" status. If such tax-exempt income is distributed as a dividend (including a liquidation dividend), it would be taxed at the reduced corporate tax rate applicable to such profits (up to 25%) and an income tax liability of up to approximately US$ 11,645 thousand and US$ 12,629 thousand would be incurred as of December 31, 2018 and 2019, respectively. The Company anticipates that any future dividends distributed pursuant to its dividend policy, will be distributed from income sources which will not impose additional tax liabilities on the Company. The Company intends to reinvest the amount of its tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s "Approved Enterprise" or "Benefited Enterprise". If the Company was to declare a dividend from its tax-exempt income, an income tax expense would be recognized in the period a dividend is declared.

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
3.
The Company has not provided for Israeli income and foreign withholding taxes on US$ 7,221 thousand of its non-Israeli subsidiaries' undistributed earnings as of December 31, 2019. The earnings could become subject to tax if earnings are remitted or deemed remitted as dividends or upon sale of a subsidiary.

The Company currently has no plans to repatriate those funds and intends to indefinitely reinvest them in its non-Israeli operations. The unrecognized deferred tax liability associated with these temporary differences was approximately US$ 1,030 thousand at December 31, 2019.
4.
As of December 31, 2019, the net operating loss carry-forwards of the Companys’ subsidiaries for tax purposes amounted to approximately US$ 900 thousand. These losses are available to offset any future taxable income.

E.             Tax assessments

1.	For the Israeli jurisdiction the Company has final tax assessments for all years up to and including the tax year ended December 31, 2014.

2.
For the US Federal jurisdiction, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2015. For the New Jersey and California state jurisdictions, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2014. For the Virginia state jurisdiction, Silicom Inc. has open tax assessments for the years 2016 through 2019.  For the Tennessee state jurisdiction, Silicom Inc. has open tax assessments for the years 2016 through 2019.  For the New Mexico and New York state jurisdictions, Silicom Inc. has open tax assessments for the years 2017 through 2019. For the Texas state jurisdiction, Silicom Inc. has open tax assessments for the years 2018 and 2019.

3.	For the Danish jurisdiction, Silicom Denmark has final tax assessments for all years up to and including the tax year ended August 31, 2014.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont'd)

F.	Income before income taxes and income taxes expense (benefit) included in the consolidated statements of operations

	Year ended December 31
	2017	2018	2019
	US$ thousands

Income before income taxes:
Israel	23,226	14,703	9,339
Foreign jurisdiction	2,356	2,871	2,520
	25,582	17,574	11,859

Current taxes:
Israel	2,379	2,400	1,732
Foreign jurisdiction	1,095	831	611
	3,474	3,231	2,343

Current tax (benefits) expenses relating
to prior years:
Israel	12	(73)	(17)
Foreign jurisdiction	(71)	(226)	(4)
	(59)	(299)	(21)

Deferred taxes:
Israel	549	(106)	(904)
Foreign jurisdiction	(96)	111	205
	453	5	(699)

Income tax expense	3,868	2,937	1,623

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont’d)

G.             Deferred tax assets and liabilities

 The tax effects of significant items comprising the Company’s deferred tax assets and liabilities are as follows:

	December 31	December 31
	2018	2019
	US$ thousands	US$ thousands

Deferred tax assets:
Accrued employee benefits	281	327
Research and development costs	842	1,597
Tax loss carryforwards	169	196
Property, plant and equipment	48	31
Share based compensation	348	374
Intangible assets	202	347
Other	23	-
Total gross deferred tax assets	1,913	2,872

Deferred tax liabilities:
Intangible assets	(212)	(397)
Goodwill	(807)	(879)
Other	-	(3)
Total gross deferred tax liabilities	(1,019)	(1,279)

Net deferred tax assets	894	1,593

In Israel	894	1,798
Foreign jurisdictions	-	(205)
Net deferred tax assets	894	1,593

Non-current deferred tax assets	894	1,798
Non-current deferred tax liabilities	-	(205)

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont'd)

H.	Reconciliation of the statutory tax expense to actual tax expense

	Year ended December 31
	2017	2018	2019
	US$ thousands

Income before income taxes	25,582	17,574	11,859
Statutory tax rate in Israel	24.0%	23.0%	23.0%
	6,140	4,042	2,728

Increase (decrease) in taxes resulting from:
Non-deductible operating expenses, net	364	295	417
Non-taxable income	(1,114)	-	-
Prior years adjustments	(59)	(299)	(21)
Tax effect due to
"Preferred Enterprise" status*	(2,361)	(1,398)	(1,099)
Taxes related to foreign jurisdictions	632	176	18
Changes in tax rate	162	-	7
Creation of deferred taxes for tax losses and
benefits from previous years for which deferred
taxes were not created in the past	-	-	(476)
Other	104	121	49

Income tax expense	3,868	2,937	1,623

* The effect of the benefit resulting from the "Preferred Enterprise" status on net earnings per ordinary share is as follows:

	Year ended December 31
	2017	2018	2019

Basic	0.32	0.19	0.15

Diluted	0.31	0.18	0.15

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

 During 2017, 2018 and 2019 the Company and its subsidiaries did not have any significant unrecognized tax benefits and thus, no related interest and penalties were accrued.

In addition, the Company and its subsidiaries do not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Subsequent Events

(1)
In January 2020, the Company’s compensation committee and board of directors, respectively, have approved the grant of a total of 148,426 options and 86,000 RSUs under the Global Share Incentive Plan (2013), of which options and RSUs granted to directors and office holders are subject to the approval of the Annual General Meeting, which is currently scheduled to convene no later than June 2020, as prescribed under the Israeli Companies Law, 1999 and the Company's Amended and Restated Articles of Association.

(2)
Pursuant to the share repurchase plan approved on May 2, 2019, the Company has purchased 97,577 shares of the Company's ordinary shares subsequent to December 31, 2019 and through March 6, 2020 for a total cost of US$ 3,326 thousand inclusive of transaction costs, bringing the total shares repurchased under the plan to 349,965.

(3)
In late December 2019, the World Health Organization was informed of a cluster of cases of pneumonia of unknown cause discovered in Wuhan, Hubei province, in China. A novel coronavirus (COVID-19) was identified, with cases confirmed in multiple provinces in China as well as in other countries. The outbreak of such communicable diseases could result in a widespread health crisis that could adversely affect the general commercial activity and the economies and financial markets of many countries. Although, to date, the Company did not experience any material adverse effects as a result of the ongoing novel coronavirus, if it continues to spread, the Company’s operations could experience a slowdown or temporary suspension in production. In the event that the slowdown or suspension carries for a long period of time, the Company’s business could be materially and adversely affected. Countries affected may adopt certain hygiene measures, including quarantining visitors from places where any of the contagious diseases were rampant. Any prolonged restrictive measures taken by the governments of countries affected in order to control the contagious disease or other adverse public health developments may have a material and adverse effect on the Company’s business, financial condition or results of operations.