Form 20-F
period 2020-12-31
SILICOM LTD.
filed 2021-04-28
CIK 916793

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

Or

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.………………

For the transition period from    to

Commission File number: 000-23288

SILICOM LTD.

(Exact name of Registrant as specified in its charter and as translated into English)

ISRAEL

(Jurisdiction of incorporation

or organization)

14 Atir Yeda Street,

Kfar Sava  4464323, Israel

(Address of principal executive offices)

Mr. Eran Gilad, CFO and Company Secretary

Telephone: +972-9-764-4555

E-mail: erang@silicom.co.il

14 Atir Yeda Street,

Kfar Sava 4464323, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None Title of each class	None Name of each exchange on which registered
Ordinary Shares, NIS 0.01 nominal value per share	NASDAQ GLOBAL SELECT MARKET

Trading Symbol(s)
SILC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

6,899,515

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

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Date File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files):

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☒  No ☐

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

U.S. GAAP ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board ☐    Other ☐

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

Yes ☐  No ☐

This annual report on Form 20-F includes certain "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934. The use of the words "projects", "expects", "may", "plans", or "intends", or words of similar import, identifies a statement as "forward-looking." There can be no assurance, however, that actual results will not differ materially from our expectations or projections. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this report at Item 3 titled "Risk Factors."

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

Table of Contents

PART I.	7
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS	7
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	7
ITEM 3. KEY INFORMATION	7
A. Selected Financial Data	7
B. Capitalization and Indebtedness	10
C. Reason for the offer and use of proceeds	10
D. Risk Factors	10
ITEM 4. INFORMATION ON THE COMPANY	32
A. History and Development of the Company	32
B. Business Overview	34
Principal Markets	37
Manufacturing and Suppliers	37
Marketing Channels	39
Patents and Licenses	41
Competition	41
Governmental Regulation Affecting the Company	42
C. Organizational Structure	43
ITEM 4A. UNRESOLVED STAFF COMMENTS	45
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	45
A. Operating Results	47
B. Liquidity and Capital Resources	51
C. Research and development, patents and licenses, etc.	52
D. Trend Information	54
E. Off-Balance Sheet Arrangements	55
F. Tabular disclosure of contractual obligations	57
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	58
A. Directors and Senior Management	58
B. Compensation	60
Board of Directors	64
External Directors	65
Audit Committee	69
Compensation Committee	70
D. Employees	75
E. Share Ownership	77

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	78
A. Major Shareholders	78
B. Related Party Transactions	79
ITEM 8. FINANCIAL INFORMATION	81
A. Consolidated Statements and Other Financial Information	81
B. Significant Changes	81
ITEM 9. THE OFFER AND LISTING	81
A. Offer and Listing Details	81
Markets and Share Price History	81
ITEM 10. ADDITIONAL INFORMATION	83
A. Share Capital	83
B. Memorandum and Articles of Association	83
C. Material Contracts	92
D. Exchange Controls	93
E. Taxation	93
F. Dividends and Paying Agents	102
G. Statement by Experts	102
H. Documents on Display	102
I. Subsidiary Information	103
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	103
Interest Rate Risk	103
Foreign Currency Exchange Risk	104
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	105
PART II.	106
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	106
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	106
ITEM 15. CONTROLS AND PROCEDURES	106
Disclosure Controls and Procedures	106
Management's Annual Report on Internal Control over Financial Reporting	106
Inherent Limitations on Effectiveness of Controls	106
Changes in Internal Control over Financial Reporting	107
ITEM 15A. CONTROLS AND PROCEDURES	107
ITEM 16. RESERVED	107
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	107
ITEM 16B. CODE OF ETHICS	107
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	107
Audit committee's pre-approval policies and procedures	108

Part I.

Item 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

Not Applicable.

Item 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.KEY INFORMATION

A.Selected Financial Data

The selected data presented below under the captions "Consolidated Statements of Operations Data" and "Consolidated Balance Sheets Data" for and as of the end of each of the years in the five-year period ended December 31, 2020, are derived from our audited consolidated financial statements. The consolidated financial statements as of December 31, 2020, and for each of the years in the three-year period ended December 31, 2020, and the report thereon, are included elsewhere in this annual report. The selected data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto, which are set forth in "Item 18 – Financial Statements" and the other financial information appearing elsewhere in this annual report.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

	2016	2017	2018	2019	2020
	(in thousands of U.S. dollars, except share and per share data)
Sales	100,347	125,690	133,753	105,240	107,398
Cost of sales	61,796	79,762	91,697	69,146	73,632
Gross profit	38,551	45,928	42,056	36,094	33,766
Research and development expenses	12,663	13,915	14,820	15,075	17,244
Sales and marketing expenses	6,423	6,722	6,642	6,647	6,209
General and administrative expenses	3,969	4,507	3,943	4,159	4,065
Contingent consideration expense (benefit)	(334)	(4,642)	-	-	-
Total operating expenses	22,721	20,502	25,405	25,881	27,518
Operating income	15,830	25,426	16,651	10,213	6,248
Financial income, net	35	156	923	1,646	1,034
Income before income taxes	15,865	25,582	17,574	11,859	7,282
Income tax expenses	2,728	3,868	2,937	1,623	1,557
Net income(1)	13,137	21,714	14,637	10,236	5,725
Net income per share
Basic income per ordinary share	$1.789	$2.912	$1.938	$1.361	$0.804
Diluted income per ordinary share	$1.767	$2.856	$1.912	$1.352	$0.800
Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,344	7,456	7,552	7,520	7,118
Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,435	7,602	7,657	7,573	7,157

(1) The net income is presented after deduction of taxes on income, which have been reduced by virtue of tax benefits to which the Company is entitled in its capacity "Preferred Enterprise" under the Investment Law following its election to be taxed in its capacity as such commencing 2014, and as applicable with respect to each of the years indicated above. See Note 15C to the Financial Statements and "Item 10 – Additional Information – Taxation."

CONSOLIDATED BALANCE SHEET DATA

(in thousands of US dollars)

	2016	2017	2018	2019	2020
Total assets	$146,437	$162,614	$182,301	$195,063	$195,887
Total current liabilities	$17,964	$19,049	$21,540	$26,332	$29,376
Long-term liability	$7,081	$2,765	$2,612	$5,808	$11,674
Shareholders' equity	$121,392	$140,800	$158,149	$162,923	$154,837
Capital stock	$22	$22	$22	$22	$22
Number of ordinary shares issued(1)	7,396,584	7,564,502	7,574,176	7,618,676	7,670,033

(1) Including 14,971 held by one of our subsidiaries - Silicom Connectivity Solutions, Inc. and including 755,547 treasury shares held by us as of December 31, 2020. Under the Israeli Companies Law 5759-1999 (the "Companies Law") these shares held by such subsidiary and by us, are considered dormant shares and do not entail any voting rights.

The following table sets forth information regarding the exchange rates of U.S. Dollars per NIS for the periods indicated. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

	NIS per U.S. $
Year Ended December 31,	High	Low	Average	Period End
2020	3.862	3.210	3.442	3.215
2019	3.746	3.455	3.565	3.456
2018	3.781	3.388	3.597	3.748
2017	3.860	3.467	3.600	3.467
2016	3.983	3.746	3.841	3.845

The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months.

	NIS per U.S. $
Month	High	Low	Average	Period End
March 2021	3.342	3.287	3.311	3.334
February 2021	3.300	3.237	3.270	3.280
January 2021	3.294	3.116	3.222	3.291
December 2020	3.304	3.210	3.248	3.215
November 2020	3.416	3.308	3.359	3.308
October 2020	3.431	3.378	3.395	3.422

The NIS to U.S. Dollar exchange rate on March 31, 2021, as published by the Bank of Israel, was NIS 3.334.

Dividends

On January 14, 2013, we announced that our Board of Directors has adopted a policy for distributing dividends, subject to, among other things, all applicable laws, according to which we may distribute a dividend of up to 50% of our annual "distributable profits" (as such term is defined in the Companies Law) to our shareholders. On March 15, 2018, our Board of Directors adopted a resolution to suspend the said dividend policy until further notice.

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

B.Capitalization and Indebtedness

Not Applicable.

C.Reason for the Offer and Use of Proceeds

Not Applicable.

D.Risk Factors

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

Risks Relating to Our Business

Our business may be adversely impacted by risks arising from a widespread outbreak of an illness or any other communicable disease, or any public perception of the risks, related to a pandemic or other health crisis, such as the COVID-19 pandemic, which may impact our business.

The significant outbreak of a contagious disease, Covid-19, which was declared a pandemic by the World Health Organization in March 2020, has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many countries, resulting in a global economic downturn. As a response to the spread of Covid-19 many countries, including Israel, USA and Denmark where most of our workforce is located, have been taking measures designated to limit the continued spread of Covid-19, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Additionally, the Israeli Government has announced a mandatory 10-day quarantine period for any individual who is not fully vaccinated, who may have come in contract with a carrier of Covid-19, and any person who is not fully vaccinated and who has returned from travel abroad to certain countries which have been designated as ‘red’ countries due to high levels of Covid-19 cases. Many Governments around the globe introduced temporary emergency regulations requiring all residents to remain in their homes along with limitations on which business are allowed to remain open and the number of workers allowed at each site – these emergency regulations are still current, at various levels, in many countries, including Israel.

While Israel began vaccinating its population in December 2020, it is still unclear to what extent the vaccines will be able to stop the spread of the pandemic, especially because it is still unknown whether the vaccine is effective in neutralizing all variants of the virus and also since the vaccine is still unavailable to children under 16. Furthermore, the pace of vaccination around the world is not consistent and delays in one country could affect the speed at which the pandemic and its effects will be brought under control.

While the full impact of the Covid-19 pandemic is still unknown at this time, we are closely monitoring the developments and continually assessing the potential impact on our business. Our business may be adversely affected by the Covid-19 pandemic due to the following risks, any of which may lead to an adverse effect on our financial performance, revenue, financial position and results:

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

•

We rely on third-party suppliers and manufacturers for many of our products. This pandemic has resulted in the extended shutdown of certain businesses globally, which may in turn result in disruptions or delays to our supply chain. These may include disruptions from the temporary closure of third-party supplier and manufacturer facilities, interruptions in product supply or restrictions on the export or shipment of our products. Any disruption of our suppliers and their contract manufacturers will likely impact our sales and operating results and Design Win related activities;

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

•

Due to the pandemic, from time to time significant numbers of our employees are required to work from their homes and remotely access our IT networks. Such remote working mode creates the risk of attacking the end-point user stations, connection channels and gateways. These potential breaches of our security measures may harm our business;

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

The markets for our products are characterized by rapidly changing technology and evolving industry standards. For example, the migration to higher line rate Ethernet solutions, the adaptation of new bus interfaces and increased use of emerging technologies such as Cloud, Virtualization, NFV, SD-WAN, 5G and O-RAN, cause some of our customers to demand such new products and technologies. In the event that such customers decide to begin using new technologies, we may not be able to develop products for the new technologies in a timely manner. Such customers may also select competing products despite our ability to develop products incorporating new technologies. For example, with the shift towards running applications in the Cloud we anticipate that the demand will grow for add-on adapters and products which address the challenges presented by the Cloud, such as a switch in every server, hardware acceleration, power, heat and space limitations in such environments, which increase the need for essential building blocks in generic servers, which can potentially be served by our products. Another example is related to the NFV, SD-WAN, O-RAN and 5G market sectors, in which our CPE/EDGE (as defined below), as well as our networking, offloading and acceleration related FPGA solutions may have significant demand. While we have announced the securing of several Design Wins relating to such aforementioned solutions, there is no assurance that our customers will continue to buy such solutions from us or that we will be able to generate significant sales in these areas in the long run. If we do not generate significant sales in these areas we may accumulate unusable inventory which can be used only with older technologies. We intend to continue investing in product and technology development. Although we expect growing sales in our new market segments, there can be no assurance that we will continue to be successful in the marketing of our current products and in developing, manufacturing and marketing enhanced and new products in a timely manner. Any decrease in the price of, or demand for, any of our products or solutions could have a material adverse effect on our business, results of operations and financial condition.

The market for Cloud-based and Cloud-focused solutions is rapidly developing, and if it develops in ways that are different from what we anticipate or expect, our business could be harmed.

In recent years, the Cloud-based market has rapidly developed, and the demand for Cloud-based data centers utilizing virtualization and SDN has increased. We expect that this increase in demand will lead to increased demand for our CPE/EDGE products as well as for our networking, offloading and acceleration related Field Programmable Gate Arrays, or FPGAs. We also expect the Cloud-based data centers to be increasingly based on generic server platforms. These platforms will require offload capabilities in order to address the performance challenges resulting from enormous volume of traffic, the high volume of data, the need to encrypt such data, the need to run in virtualized environment, which by itself is a challenge for the server CPU, and the need to include switching within the server for high efficiency SDN. We anticipate the demand for add-on adapters which address these challenges will grow. Power, heat and space limitations in such environments increase the need for hardware accelerators. Such systems will require essential building blocks in their own generic severs, which can be served by our products.

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

While we believe that we address the above needs with a comprehensive suite of products, many factors may affect the market acceptance of such solutions and our ability to secure Design Wins and/or awards in this market. Some of these factors include our relatively limited experience in transacting with such Telcos and service providers, the possible offering of a wider selection of products by some of our competitors, or the possible offering by our competitors of products which include wider, better suited or more advanced features than the ones included in our products, development of technologies with which our current products may not be compatible, and the price expectations of such Telcos and service providers which may require us to offer our products for lower prices in order to better position ourselves in the market, or remain competitive, thus leading to lower gross profit, which in turn may have an adverse effect on our financial results.

We believe that the market's demand for our products and solutions in the NFV and SD-WAN era demonstrate that the Telcos' and service providers' related industry is transitioning into CPEs which represent a fast growing opportunity for us. Nonetheless, if such Telcos and service providers do not perceive the benefits of our Edge Networking CPEs, or if our competitors or new market entrants are able to develop solutions for this market that are better suited to the market demand, offer their solutions at lower prices, or offer features that are, or are perceived to be, more effective than ours, this would have a material adverse effect on our business, results of operations and financial condition.

The market for Infrastructure Deployment of 4G/5G Distributed Units and UPF acceleration with the Telcos and Mobile operators is rapidly developing, and if it develops in ways that are different from what we anticipate or expect, our business could be harmed.

Recently, with the evolution of O-RAN, most Telcos have begun seeking solutions that are compliant with the Disaggregation and Decoupling trends, especially in the Distributed Units market and with respect to UPF acceleration, where, in both cases, solutions are required which are stand alone and not a part of a comprehensive solution.

While we believe that we address the above needs with a comprehensive suite of products, many factors may affect the market acceptance of such solutions and our ability to secure Design Wins and/or awards in this market. Some of these factors include our limited experience in transacting with such mobile operators, the possible offering of a wider selection of products by some of our competitors, or the possible offering by our competitors of products which include wider, better suited or more advanced features than those included in our products, development of technologies with which our current products may not be compatible, and the price expectations of such Telcos and Mobile operators which may require us to offer our products at lower prices in order to better position ourselves in the market, or remain competitive, thus leading to lower gross profit, which in turn may have an adverse effect on our financial results.

We believe that the market's demand for our products and solutions in the infrastructure deployment for 4G/5G Distributed Units and UPF acceleration demonstrates a transition by the Telcos and related industry into O-RAN, which represents a fast-growing opportunity for us. Nonetheless, if such Telcos do not perceive the benefits of our offering to the market, or if our competitors or new market entrants are able to develop solutions for this market that are better suited to the market demand, offer their solutions at lower prices, or offer features that are, or are perceived to be, more effective than ours, this would have a material adverse effect on our business, including the results of operations and our financial condition.

Rapid development of our business in the Cloud-based, Telco and service providers' markets may require us to offer our potential customers with longer payment terms in order to better position ourselves in these markets, to hold higher inventory levels and to increase our need for working capital significantly.

Rapid development of our business in the Cloud-based, Telco, and service providers' markets, which we consider major sources of growth in the future, may require us to offer longer payment terms to our targeted customers in the Cloud, Telco and service providers markets as customary in these markets, in order to establish and maintain relationships with such targeted customers and strengthen our competitive position in such markets. In addition, we may be required by such customers to hold higher inventory levels in order to meet their expectations for on-demand deliveries, making the higher available inventory pivotal to our ability to position ourselves and compete in such markets. These factors may significantly increase our need for working capital in order to support our activities in these markets.

Our networking and data infrastructure solution products which are targeted by us mainly to customers in the OEM, Cloud, Telco, Mobile and related service providers' markets, are characterized by long sales cycles.

We target and sell our networking and data infrastructure solution products to customers mainly in the original equipment manufacturing ("OEMs"), Cloud, Telco, Mobile and related service providers' markets. We usually sell our products to such customers after achieving Design Wins, which are secured after a process which ends with the implementation of our products in our customers' systems or their deployment within the relevant customer's network. Securing Design Wins is a lengthy, time-consuming process, which involves the decision making process of our customers, which usually includes several time consuming processes as well, resulting from the critical importance of our products in our customers' systems or networks. Our customers usually need to define the required configuration of their server system, appliance or network, define the needed solution and the type of products that will address their need, evaluate our products, test and qualify our products for their use and then (or in parallel) negotiate the terms for a purchase. This process is lengthy and may result in investing twelve months or more from the time we first contact a prospective customer before such customer implements our products in its system, appliance or network, constituting what is known as a Design Win. Additionally, once a Design Win for one of our products is secured, our sales of these products typically involve significant capital investment decisions by the customer or its prospective end customers, as well as a significant amount of time to educate such end customers as to the benefits of systems and appliances that include our products. As a result, before initiating the deployment of our products within their infrastructure, and before purchasing systems and appliances, which include our products (and consequently facilitating sales of our products), our potential customers usually invest a substantial amount of time performing internal reviews and obtaining capital expenditure approvals, thereby lengthening the period of time required for a Design Win to mature into consistent sales. These long sale cycles make it difficult to predict when and to what extent, discussions with potential customers will materialize into sales and could cause our revenue and operating results to fluctuate widely from period to period. These long sale cycles may be especially exacerbated due to the spread of Covid-19, as detailed above. In addition, once a Design Win has been secured, the ramp-up of sales under the Design Win is dependent on various factors which are not under our control. This introduces uncertainty as to our ability to accurately predict the ramp-up of sales of our products, may result in significant quarterly, or even annual, fluctuations in the sale rates of our products and may have an adverse effect on our backlog, actual sales and results of operation.

Furthermore, we are required to allocate significant resources in order to compete for the achievement of Design Wins. Since there is no guarantee that we will be successful in achieving such Design Wins or that secured Design Wins will materialize into consistent sales in the competitive and rapidly evolving market in which we operate, unsuccessful efforts to secure or materialize Design Wins may lead to substantial increases in our expenditures, divert the attention of our sales force and management from other business opportunities, and could ultimately have a material adverse effect on our business, results of operations and financial condition.

The loss of Design Wins from customers in the Cloud, Telco, Mobile and related service providers' markets may result in significant quarterly and even annual fluctuations in our revenues.

The Cloud, Telco, Mobile and related service providers' markets constitute major sources of growth. We anticipate that Design Wins secured from customers in these markets would be significantly larger in size than our Design Wins from other customers. In light of the risk factors related to our operations in the Cloud, Telco, Mobile and related service providers' markets as detailed elsewhere in this Annual Report, we may experience losses of Design Wins in such markets, for which we may not be able to compensate in a timely manner. The losses of such Design Wins may result in significant quarterly or even annual fluctuations in our revenues and results of operations.

Rapid development of our business in the Cloud, Telco, Mobile and related service providers' markets may lead to a decrease in our gross margins which may result in a decrease in our profitability.

Rapid development of our business in the Cloud, Telco, Mobile and related service providers' markets, and our increasing operations and efforts in these markets, require us to adopt a lower gross margin strategy relative to our gross margins in past years in order to take advantage of increased revenue potential and opportunities in these markets. While in the past we were able to increase our profitability while operating under such lower gross margins, there can be no assurance that we will be able to maintain or increase our profitability and/or earnings per share in the future and we may not be successful in maintaining or increasing our profitability and/or earnings per share while operating under such lower gross margins in the future.

The rapid development of the Cloud, Telco, Mobile and related service providers' markets may lead certain of our customers to explore various technologies at different points in time during their development process, which are not necessarily compatible with our solutions, or for which our solutions are not designed, for their own internal reasons, even after we secured Design Wins with such customers, and may ultimately decide to pursue different solutions than ours, which may impact our ability to fully consummate our sales under such secured Design Wins and impair our financial results.

The rapid development of the Cloud, Telco, Mobile and related service providers' markets may lead some of the players in these markets to explore different technologies in the course of their internal development process. Even if we secure Design Wins with some of these players, there is no guarantee that such players will ultimately decide to develop or commercialize their products for which our solutions were selected, for reasons which are not related to us and which are not under our control. If such players decide to pursue other paths than the ones for which we secured Design Wins, we may be unable to consummate such Design Wins, which may lead to excess inventory levels and write-offs, that may increase our costs. These factors may increase our operational efforts and expenses. We may also be required to find alternative use for any unused inventory relating to such Design Wins, and if we are unable to find such alternative use or sell such inventory to other customers, we may experience write-offs. All of these factors may have a material adverse effect on our financial condition and results of operation. While we focus our efforts on securing Design Wins in these markets, our share price may decline as a result of cancellation of such Design Wins in these markets, if they occur.

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

Certain customers may become significant to us. In some cases, a customer will place orders for our products under several Design Wins for the purpose of integrating our products into other systems. In other cases, a customer, especially, but not limited to, those active in the Cloud, Telco, Mobile and related markets, will place very significant orders for a single Design Win with us. Difficulties in the fulfillment of such customers' financial obligations towards us may expose us to credit risks, may have a material adverse effect on our business, including on our ability to consummate the collection of consideration payable by, or invoiced to, such customer in connection with the Design Wins under which such customer placed orders, may lead to financial losses, may increase our collection expenses, may lead to excess inventory levels, may lead to significant write-offs, may cause legal disputes, may delay the consummation of the relevant Design Win and may ultimately lead to the reduction in the volume of orders placed under such Design Win, or even lead to the cancellation thereof. This may have a material adverse effect on our business, financial condition, and results.

The market for our products is highly competitive and some of our competitors may be better positioned than us.

The market for our products is highly competitive. We face competition from numerous companies, some of whom are more established, benefit from greater market recognition and have greater financial, production and marketing resources than we do. For example, as further detailed in "Item 4.B – Business Overview – Competition", with respect to Server Adapters, our main competitors are Mellanox (recently acquired by Nvidia), Intel®, and Broadcom. However, these companies do not generally operate in our target markets of smaller Cloud accounts and major Cloud accounts which seek solutions not competing with the standard cards offered by these large corporations, in which markets, our main competitors are Interface Masters, Portwell, Caswell, Lanner and Adlink, who compete with us on customized solutions including bypass cards.

In the Smart Cards products sector, our competition is fragmented and differs with respect to the specific solution being offered by us. In this sector, Cavium (now a part of Marvel), Mellanox, Netronome, Napatech, Myricom (a subsidiary of CSP), Bittware and Nallatech (both now a part of Molex), Lanner and Caswell compete with certain of our Smart Cards. In some cases of FPGA based cards, Intel and Xilinx (recently acquired by AMD) also compete with our Smart Cards, however, similarly to the Server Adapters space, they target mostly the biggest accounts and only with mainstream products, while for other accounts they cooperate with us.

In the Smart Platforms products sector, our competition is fragmented, and differs with respect to the specific solution offered by us. With respect to our uCPE products, to our knowledge our main competitors are Caswell, Lanner, Advantech and Nexcom.

With respect to the Integrated Distributed Units ("DU"s), there is significant competition for the platform of a DU only (by all server manufacturers) and competition for the Smart Cards which go inside (as mentioned above).

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

We may not be successful in achieving and consummating Design Wins for our products for the Cloud, Telco, Mobile and the service providers markets, which constitute a main source of growth.

Our ability to achieve Design Wins for our products for the Cloud, Telco, Mobile and related service providers' markets, and to consummate the sales of our products under Design Wins achieved, is dependent on a large number of factors, many of which are out of our control. These factors include the highly competitive nature of the markets in which we operate, including the Cloud, Telco, Mobile and service providers' markets, the long sale cycles of our products to our OEMs, Cloud, Telco and Mobile customers, as well as other factors detailed in this Item 3.D. In addition, the loss, ineffectiveness or inability to maintain our customer relationships or our inability to develop new customer relationships, especially due to limitations on travel and meetings and the general disruption of our business due to Covid-19, as detailed above, may have an adverse effect on our ability to achieve, secure or consummate Design Wins for our Cloud, Telco, Mobile and service providers' related products.

We may need to invest significantly in research and development and business development in order to diversify our product offering and enter new markets.

Most of our revenues are generated from the sale of our networking and data infrastructure solution products. The technology industry in which we operate is characterized by rapid technological changes, frequent new product introductions, changes in customer requirements and evolving industry standards. While these changes could lead to a reduction in the demand for our existing products, they could also create an opportunity for us to expand our product offering to our existing customers and to new customers. Accordingly, our future success may depend on our ability to diversify our product offering and enter new markets, which could involve numerous risks, including:

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

We conduct extensive research, development and engineering activities. Our efforts emphasize our view of the importance of and the need for the development of new products, cost reduction of current products, and enhancement of existing products in response to rapidly changing customer preferences, technologies, and industry standards. We cannot guarantee the continued success of our efforts, or that our products will continue to be widely accepted by the marketplace or that any of our ongoing development efforts will result in other commercially successful products, that such products will be released in a timely manner or at a competitive price, or that we will be able to respond effectively to technological changes or new product announcements by others. Additionally, this may be exacerbated due to the spread of Covid-19, as detailed above, due to some of our employees being infected or quarantined along with government mandated lockdowns and travel limitations. Such difficulties along with a material delay in our ability to release new products, may have a material adverse effect on our business, results of operations and financial condition.

Significant growth in markets demanding functionality similar to the functionality offered by certain of our products may cause manufacturers to integrate such characteristics into server motherboards or increase the market share of servers and appliances that already have such functionality in-built, eliminating the need for our products.

A significant portion of our products are add-on adapters that are added to existing servers in order to improve their functionality. If demand for improved functionality similar to that of our add-on adapters increases significantly, server manufacturers may begin incorporating such functionality as a part of the basic design of their servers, thereby eliminating the need to achieve such functionality through add-on adapters. Furthermore, the market-share of special purpose servers and appliances that already have such functionality built-in may increase, consequently reducing the market share of solutions based on servers with add-on adapters. We cannot provide assurance that such a trend will not occur in connection with our add-on adapters or any of our other products. Such a trend would have a material adverse effect on our business, results of operations and financial condition.

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

The market for networking and data infrastructure includes servers and appliances that make use of proprietary interfaces. These servers and appliances are offered to our potential customers in addition to the customary servers and appliances which use standard interfaces. Our potential customers may decide to use servers and appliances with such proprietary interfaces instead of the customary standard interfaces for which several manufacturers may provide add-on cards. There can be no assurance that we would be able to develop non-standard add-on cards for servers and appliances with proprietary interfaces or, if we are successful in developing such cards, that manufacturers of the proprietary interfaces or the customers electing to use these interfaces will make use of our cards in such non-standard environments.

Our short lead time of customer orders introduces uncertainty into our revenues and severely limits our ability to accurately forecast future sales.

Our sales are made on the basis of purchase orders, which may be placed pursuant to Design Wins, rather than long-term purchase commitments. In addition, our customers may defer purchase orders. The short lead time for firm purchase orders introduces uncertainty into our revenue and production forecasts and business planning, and leads to our inability to accurately forecast future revenues from product sales. As a result, even dramatic fluctuation in revenue (whether an increase or decrease) might not be detected until the very end of a financial quarter, which may not enable us to monitor and mitigate costs in a timely manner in order to compensate for such fluctuation.

The short lead time of customer orders combined with the long lead time of our suppliers when ordering certain components for our products could result in either a surplus or lack of sufficient supplies, and may negatively impact on our financial results.

While we are generally required to fill orders for our products within one or two weeks following the receipt of a firm purchase order, we are usually required to place orders of certain components for our products within sixteen to twenty weeks prior to delivery, and in some cases on even earlier dates prior to delivery. As a result, we must have a significant amount of components in our inventory to be able to meet our best forecasts of projected purchase orders as opposed to on the basis of firm purchase orders. In the event that firm purchase orders are significantly lower than such forecasts, a significant part of our inventory will not be used and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls and in the event that firm purchase orders exceed such forecasts, we will not be able to fulfill such purchase orders which may lead to the loss of business from a customer.

The fluctuations in components' lead time and price may adversely affect our business.

In recent years, the market for electronic components, which we typically use in our products, has been demonstrating fluctuations in lead time and prices. Such fluctuations are led by some of the world’s leading vendors for such components and there is a risk that such fluctuations will impact our ability to deliver products to our customers or to maintain our margins on such products, should they affect components for which we cannot find a replacement in a timely manner or at a competitive price, and this may have an adverse effect on our business. Delays in lead time and fluctuations in price, may be further exacerbated by the effects of Covid-19.

The decrease in demand for basic/standard server adapters may adversely affect our business.

Over the past few years, we have seen a gradual decrease in demand for our basic server adapters. There is a risk that the actual decrease in demand would be faster than that projected by us. In addition, in the case of a decrease in sales, we may accumulate unusable inventory. Any such decrease in the demand for our basic server adapters could have a material adverse effect on our business, results of operations and financial condition.

The possible cancellation and write-off of capitalized development projects may adversely affect our business.

Capitalized development projects may be cancelled and written-off due to a change in our strategy (such as that which occurred in 2020 where we aborted some efforts which did not match our focus strategy), or due to our being unsuccessful in the market, or to other related triggers. Such cancellations may result in a significant one-time adverse effect on our results of operation.

The loss of a significant customer may have a material adverse effect on us.

We depend on a small number of customers for our products. Our top 3 customers in 2020 accounted for approximately 36% of our revenues in 2020 (out of which our top customer accounted for approximately 13% of our revenues in 2020). We expect that a small number of customers will continue to account for a significant portion of our revenues for the foreseeable future. Loss or cancellation of business from, significant changes in deliveries to, or decreases in the prices of products sold to, one or more of our key customers has, in the past, significantly reduced our revenues for a reporting period and could, in the future, harm our business, margins, results of operations, and financial condition.

The loss or ineffectiveness of any of our key customer relationships or a reduction of purchase orders by such customers may have a material adverse effect on our operations and financial results.

Our sales and marketing strategy includes development and maintenance of strategic relationships with leading OEMs in the servers industry and server-based systems industry, as well as with leading Cloud, Telco and service provider customers, which integrate our products into their own systems, or deploy our products in their network. These customers are not within our control, are not obligated to purchase our products, and may select other products that may compete with our lines of products. A reduction in sales efforts or discontinuance of sales of our products by our OEM customers, and/or the reduction in or discontinuance of deployments by our Cloud, Telco, or service provider customers, could lead to reduced sales and could materially adversely affect our operating results. In addition, there is the risk that our customers would build up inventories in anticipation of a growth in sales or deployments. If such growth does not occur as anticipated, such customers may substantially decrease the amount of products ordered in subsequent quarters or discontinue product orders. The termination or loss of either one or more of our key customer relationships at approximately the same time, without being able to compensate this loss with sales to other customers, may have a material adverse effect on our operations and financial results.

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

Our products are based on silicon which is mostly manufactured by Intel® and a few other leading components manufacturers. In order to design our products, we need to receive information that enables us to design products with the use of such silicon. There can be no assurance that we will continue to receive all the information required for designing products with the use of new silicons continuously released by such manufacturers. The reduction in the level of cooperation with our manufacturers, including as a result of such manufacturers' decision to compete with our products, or our inability to obtain information from our manufacturers relating to their products used by us, may adversely affect our ability to develop new products required by customers and by the industry in which we operate.

We may make acquisitions or pursue mergers that could disrupt our business and harm our financial condition.

As part of our business strategy, we have sought and may continue to seek to invest in or acquire other businesses, technologies, or assets, and we may enter into joint ventures or other strategic relationships with third parties.

We may assume liabilities, incur amortization expenses related to intangible assets, or realize large and immediate write-offs in connection with future acquisitions. In addition, the future valuation of these acquisitions may decrease from the market price paid by us, which may result in the writing-off or impairing, of the relevant assets. In addition, our operation of any acquired or merged businesses, technologies, or assets could involve numerous risks, including:

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

Our business, results of operations and financial condition could be adversely affected if new laws, regulations, or standards relating to our business and products, us or our employees (including labor laws and regulations) are implemented or existing laws, regulations or standards changed. Such laws and regulations include requirements in the United States, Europe, Israel and other territories, in relation to data privacy and protection, anti-bribery and anti-corruption, import and export, labor, tax and environmental and social issues. From time to time, we may also operate pursuant to specific authorizations of, and commitments towards, U.S., Israeli, E.U., or other governmental authorities and agencies. While we make every effort to comply with such requirements, we cannot assure you that we will be fully successful in our efforts, and that our business will not be harmed. Failure to comply with such laws, regulations, authorizations and commitments could result in fines, damages, civil liability and criminal sanctions against us, our officers and our employees, prohibitions on the conduct of our business and damage to our reputation.

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

The Dodd-Frank Wall Street Reform and Consumer Protection Act includes disclosure requirements regarding the use of "conflict" minerals mined from the Democratic Republic of Congo and adjoining countries ("DRC") and procedures regarding a manufacturer's efforts to prevent the sourcing of such "conflict" minerals. These requirements require companies to undertake due diligence, disclose and report whether or not such "conflict" minerals originate from the DRC. Because our supply chain is complex, we may face reputational challenges with our customers, shareholders and other stakeholders if we are unable to sufficiently verify the origins for the minerals used in our products. In such event, we may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict mineral free. For additional information see "Item 4 – Information on the Company – Business Overview."

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

A significant invasion, interruption, destruction, or breakdown of our information technology systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We are subject to laws and regulations governing the collection, use and transmission of personal information. As the legislative and regulatory landscape for data privacy and protection continues to evolve around the world, there has been an increasing focus on privacy and data protection issues that may affect our business, including the GDPR, and other laws and regulations governing the collection, use, disclosure and transmission of data. We could also experience business interruption, information theft, legal claims and liability, regulatory penalties and/or reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage either internally or at our third party providers. Our systems may be the target of malware and other cyber-attacks. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing the compromise and/or disruption of our information technology systems and related data. Additionally, this may be exacerbated due to the spread of Covid-19, when our employees are required to work from home and remotely access our IT networks.

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

We received grants from the Government of Israel through programs with the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry (now known as the Israel Innovation Authority, or the "IIA"), as it was known prior to Amendment No. 7 (the "R&D Amendment") to the Israeli Law for the Encouragement of Industrial Research, Development and Technological Innovation, 1984, and related regulations (the "R&D Law").

On July 29, 2015, the Israeli Parliament, the Knesset, enacted the R&D Amendment, which, effective as of January 1, 2016, amends material provisions of the R&D Law, including royalty rates, changes to royalty rates upon transfer of manufacturing rights abroad, etc., and leaves substantial discretion with the IIA.

In addition, the R&D Law and the IIA impose certain limitations with respect to transfer of manufacturing rights and know-how, as well as to change of control in companies which receive government funding from the IIA. Companies which received governmental funding from the IIA are also subject to increased payment obligations with respect to outsourcing or transferring development or manufacturing activities with respect to any product or technology developed using IIA funding outside of Israel, which may impair our ability to sell such technology assets outside of Israel or to outsource, transfer development, or manufacturing activities with respect to any such product or technology outside of Israel, or impose difficulties in consummation of a change of control in the Company.

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

Civil unrest and political turbulence has occurred in many other countries in the region, including those which share a common border with Israel, and is affecting the political stability of those countries. This instability and any intervention may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries, and may have the potential for additional conflicts in the region. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, and Hezbollah in Lebanon. Iran is known to support the government of Syria in its battles against various rebel militia groups in Syria.

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

Furthermore, several countries still restrict trade with Israeli companies and additional countries may impose such restrictions as a result of changes in the military and/or political conditions in Israel and/or the surrounding countries, which may limit our ability to make sales in, or purchase components from, those countries. In addition, such boycott, restrictive laws, policies, or practices may change over time in unpredictable ways, and could, individually or in the aggregate, have a material adverse effect on our business in the future. Should the BDS Movement, the movement for boycotting, divesting and sanctioning Israel and Israeli institutions (including universities) and products become increasingly influential in the United States, Europe and around the world, this may also adversely affect our business and financial condition.

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

The volatility in the securities markets and its effect on high-technology companies may have a ripple effect on our performance. For example, we were affected by the downturn in the economic markets which began in 2008, posing a risk to industries based on technology as well as the overall economy. There can be no assurance that our results will not be affected on a going forward basis by any economic downturns, including the current downturn to the global economy relating to the spread of Covid-19.

General economic conditions may adversely affect the Company's results.

Uncertainty in global economic conditions, including any disruption in financial and credit markets, such as the current disruption to the global economy relating to the spread of Covid-19, pose a risk to the overall economy that could impact demand for our and our customers' products, as well as our ability to manage commercial relationships with our customers and suppliers. If the global economic situation worsens, our business could be negatively impacted, including such areas as reduced demand for our products and services, or supplier or customer disruptions, which could reduce our revenues or our ability to collect our accounts receivable and could have a material adverse effect on our financial condition and results of operations.

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

On January 14, 2013, we announced a dividend policy for distributing up to 50% of our annual distributable profits as a dividend. As part of the stated dividend policy the Company's Board of Directors reserved the right to declare additional dividend distributions, to change the rate of dividend distributions (either as a policy or on a one-time basis), to cancel a specific distribution or to cancel the policy as a whole at any time, at its sole discretion. On March 15, 2018, our Board of Directors adopted a resolution to suspend until further notice the said dividend policy.

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

Our investment portfolio currently consists of corporate debt securities which the Company classified at December 31, 2020 as "held-to-maturity." As of December 31, 2020, we hold approximately US$ 50.4 million in corporate debt securities and government debt securities.

Due to possible significant disruptions in the financial and credit markets, the corporate debt securities in our portfolio are subject to a possible increased risk of default due to bankruptcy, lack of liquidity, operational failure, or other factors affecting the issuers of those securities. In addition, securities in our portfolio are subject to other risks, such as credit, liquidity, market and interest rate risks, which may be exacerbated by market disruptions, and which may impair the assets. We may be required to adjust the carrying value of our investment securities due to a default, lack of liquidity or other event, if the event constitutes an impairment which is considered to be other-than-temporary. As of December 31, 2020, we were not required to adjust the carrying value of our investment securities since there were no other-than-temporary impairments. If we will experience such a loss, it will be recorded in our consolidated statement of operations which could materially adversely impact our consolidated results of operations and financial condition.

Item 4.INFORMATION ON THE COMPANY.

A.History and Development of the Company

Our legal and commercial name is Silicom Ltd. We were incorporated under the laws of the State of Israel in 1987, and we operate under Israeli law and legislation. Our registered and principal executive offices are located in Israel at 14 Atir Yeda Street, Kfar Sava, Israel 4464323, and our telephone number is +972-(0)9-764-4555.

Our shares have been listed on the NASDAQ Global Select Market since January 2, 2014 under the ticker symbol "SILC." Prior thereto our shares were listed on the NASDAQ Global Market (previously known as the NASDAQ National Market) under the ticker symbol "SILC" (and previously "SILCF") from February 11, 2008. Prior thereto, our shares were listed on the NASDAQ Capital Market (previously known as the NASDAQ Small-Cap). On December 20, 2005, we obtained the approval of the Tel Aviv Stock Exchange, or TASE, for the listing of our shares on TASE. Trading of our shares on TASE commenced on December 27, 2005. On October 26, 2015, our Board of Directors resolved to act to delist the Company's shares from trading on the TASE. Consequently, we applied to the TASE and requested that TASE initiate the delisting process. On October 29, 2015, the TASE announced to the TASE members on the TASE electronic filing site, the MAYA, and on the ISA electronic filing site, the MAGNA, that the last trading day in the Company's shares on the TASE shall be January 26, 2016 and that on January 28, 2016, the Company's shares shall be delisted from trading on the TASE. Accordingly, the last trading day in our shares on the TASE was January 26, 2016, and on January 28, 2016, our shares were delisted from trading on the TASE. Our shares are currently listed only on the NASDAQ Global Select Market. See "Item 9 – The Offer and Listing – Markets and Share Price History."

In March 2014, we filed a "shelf" registration statement with the Securities and Exchange Commission (the "SEC") effective until April 4, 2017, under which we were authorized to sell up to US$ 80,000,000 of our ordinary shares in one or more offerings. On April 3, 2017, we filed a replacement "shelf" registration statement with the SEC (the "April 2017 Shelf Registration Statement"), designated to replace our March 2014 "shelf" registration statement, which was declared effective on June 2, 2017, under which we have not offered any securities for sale to date. Under the April 2017 Shelf Registration Statement, we were authorized to sell up to US$ 80,000,000 of our ordinary shares in one or more offerings. The April 2017 Shelf Registration Statement expired on May 31, 2020.

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

Principal capital expenditures and divestitures

From January 1, 2020, to December 31, 2020, our capital expenditures totaled to approximately US$ 2,543 thousand (compared to US$ 1,635 thousand during 2019 and US$ 1,740 thousand during 2018), of which approximately US$ 2,092 thousand (compared to US$ 1,234 thousand during 2019 and US$ 1,590 thousand during 2018) can be attributed to machinery and equipment, and approximately US$ 451 thousand (compared to US$ 401 thousand during 2019 and US$ 150 thousand during 2018) can be attributed to office furniture and equipment and leasehold improvements. We have financed our capital expenditures from our available internal resources, and expect to continue to finance our capital expenditures in a similar manner in 2021.

B.Business Overview

We are an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Telco and Mobile Deployments Infrastructure, Cloud and Data Center environments, our solutions increase throughput, decrease latency and boost the performance of compute and networking nodes within the network, including the Edge (Distributed Units) and core network (Central Unit) within the mobile infrastructure as well as the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out mobile and cloud infrastructures.

Our products target major Telcos and Mobile operators, Telcos and Mobile Equipment vendors, Cloud players, Networking appliances vendors, service providers and OEMs as components of their infrastructure offerings.

Products

Our products are comprised of:

(i)

Server network interface cards (Server Adapters) - These adapters are used mostly in networking appliances which are used both in the Cloud (including public cloud and On Premise cloud) and in the Edge.

(ii)

Smart Cards - Intelligent and/or programmable cards, with features such as encryption, Time Synchronization, acceleration, data compression, redirection and switching, packet processing, time stamping, packet capture solutions, ultra-low latency solutions, and other offloading features. These products are used mostly inside servers which are a part of Cloud and Enterprise Data centers or inside Distributed Units and Central Units which are a part of mobile infrastructures.

(iii)

Smart Platforms - Customer-Premises Equipment, including virtualized Customer-Premises Equipment (vCPE) and universal Customer-Premises Equipment (uCPE) (together, "CPE"), Edge devices for SD-WAN and NFV deployments and Distributed Units (which may or may not include some of the above-mentioned Smart Cards) for the 5G mobile infrastructure market.

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

Smart Cards

Our Smart Card products include smart server adapters such as: (a) redirector and switching cards, (b) encryption and data compression hardware acceleration cards, (c) FEC (Forward Error Correction) acceleration and offloading cards, (d) Time Synchronization cards, and (e) FPGA based cards.

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

Our product line of high-performance encryption cards is designed to improve the throughput of servers with respect to which the traffic into and from them requires encryption or decryption. The products improve the performance of such servers by independently executing encryption tasks, thereby accelerating the encryption process and freeing the CPUs of such servers for other activities. This product line can off-load not only encryption functionality, but compression functionality as well. The market need for compression off-load was previously limited to some content delivery and WAN optimization networking applications; however, such compression off-load is now becoming increasingly important in the storage market especially within the Big-Data area, which is the market sector that is the primary target of this functionality.

Our FEC card is the result of our cooperation with Intel. Intel used its intellectual property, or IP, for FEC within an eASIC process resulting in a fast time to market for ASIC, for which we built the first card. The purpose of the card is to offload some of those tasks that are supposed to be carried out by the CPU of the Distributed Unit within 4G/5G mobile deployments, in order to allow for better performance. Such performance is more necessary in the 5G space, due to the higher bandwidth, and additional calculations and processing that need to occur at the edge, while at the same time more Radio Units are required to be attached to each DU. Therefore, it is essential to offload the FEC task from the main CPU onto a card. We believe that our FEC acceleration card provides such offload for the best performance to price ratio.

Our Time Synchronization card provides a solution for the 4G/5G deployment time synchronization requirements. In 4G, when the quantity of edge compute units was relatively small and most of the computation was done in the core or back haul, the solution for time synchronization was based on external switching units which included the time synchronization mechanisms. Such solutions were very expensive. In 5G, where both the quantity of Distributed Units is increasing and the requirements for time synchronization are becoming more complex, there is a need for a different solution and our solution incorporates the full features required for time synchronization on a card which is also a NIC. The card integrates NIC technologies with time synchronization technologies, while the software handling the entire process is ported to run on the host DU processor and as such we believe, provides the best performance to price ratio. We have built a number of variants of our Time Synchronization cards, which address various numbers of ports (up to 12) as well as various speeds.

Our FPGA based cards are divided between two families of cards, based on the world’s largest providers of such FPGA components: Xilinx (recently acquired by AMD) and Intel (which acquired Altera a few years ago). Our Xilinx based cards are sold mostly in the Packet Capturing market and towards the High Frequency Trading market, or HFT market. For the Packet Capture market, we sell cards which include our IP for Packet Capturing. For the HFT market we sell mostly “naked” cards which do not include any software code other than the code which is required by our customers in order to add their own code to the cards. For some of our Xilinx based cards, we provide a framework which we call Packet Mover. Such framework allows the customer to add to the FPGA its own application, while the various interfaces are already a part of the framework, providing optimized solutions for low latency, throughput and speed. Our Intel based FPGA cards are a result of a close relationship with Intel over the past 2 years, during which we have engaged in co-development and co-marketing activities with Intel which has significantly contributed to our market penetration. As a result of such cooperation, we now have a variety of Intel based FPGA Smart Cards addressing mostly the mobile infrastructure market and the cloud. Such cards include a variety of mechanisms making them suitable for these markets, beginning with Inline Standard NIC on top of the FPGA facilitating immediate integration with virtual operating systems, FEC and Compression offloading, time synchronization, 5G DU shells, and UPF (User Plan Functionality) shell.

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

On October 13, 2020, we issued a Press Release on Form 6-K announcing that a Tier-1 Mobile Operator has selected our 4G/5G Next Generation Integrated Distribution Unit (DU) for Field Trials. Such DU included our Smart Cards.

On January 11, 2021, we issued a Press Release on Form 6-K announcing that a Top-5 Global Telco has selected our Accelerator Cards for its 5G Networks.

Smart Platforms

Our Smart Platform products are divided between a family of CPEs (including also uCPEs and vCPEs) which are used by Telcos, Cloud Players, service providers and Application vendors (OEMs) to provide a variety of services to their customers, and a family of Distributed Units and other compute nodes which are used by Telcos and Mobile operators for their 4G/5G deployments at the Edge or within their mini Clouds. Both families are full computing platforms in a networking intensive environment and many of the technologies incorporated into both families are the same, which facilitates the use of almost identical solutions in both families.

Our products in the "CPE" family include an entry level of very low end IoT devices, going through typical branch/CPE units and up to rack mounted devices targeting large scale branches.

The main application for which the CPE devices are used is SD-WAN, for which most of our systems have been deployed. The devices are also frequently used by NFV which uses SD-WAN as its leading application running on the device and may be used for additional applications also running on the device. Our capabilities within the CPE world include modular approach and secured management features, as well as customized designs, to help the customer achieve its required challenging performance, data volume and infrastructure-scale-up goals. Our CPE products offer reliability and robust performance, addressing challenges of SD-WAN and NFV integration and deployment.

Our 4G/5G related Smart Platforms are typically based on high end units originally developed as CPEs. Incorporating the advantages of the CPEs on the one hand and integrating our Smart Cards into the device – a must have feature set within the mobile infrastructure Distributed Units – on the other hand provides us with a significant advantage when proposing such devices, which include time synchronization and FEC accelerator (or an FPGA accelerator) as a Distributed Unit for 4G/5G deployment.

We also sell Smart Platforms which consist of a combination of all product families in a single product. An example of such integration is our IBS (Intelligent Bypass Switches), which combine functionalities as well as design elements from each of our Server Adapters, our Smart Cards and our Smart Platforms.

On April 29, 2019, we issued a Press Release on Form 6-K announcing that we have been selected by a Tier-1 Service provider to deliver Edge devices for one of its services.

On January 9, 2020, we issued a Press Release on Form 6-K announcing that one of the U.S.'s largest healthcare chains has selected our latest generation CPEs as a high-performance platform for its new organization-wide SD-WAN-based network.

On April 8, 2020, we issued a Press Release on Form 6-K announcing that a major systems integrator has selected our 10G, 40G and 100G Intelligent Bypass Units for a massive infrastructure project.

On October 5, 2020, we issued a Press Release on Form 6-K announcing that we achieved three new Telco uCPE wins related to SD-WAN.

On October 13 2020, we issued a Press Release on Form 6-K announcing that a Tier-1 Mobile Operator selected our 4G/5G Next Generation Integrated Distributed Unit (DU) (incorporating our FEC and Time Synchronization Smart Cards) for Field Trials.

Principal Markets

The principal markets in which we compete are set forth more particularly in, and are incorporated by reference to Note 13A to the consolidated financial statements set forth in Item 18 of this annual report. In 2018, 2019 and 2020 approximately 80%, 73% and 61% of our sales, respectively, were in North America, 16%, 20% and 33% of our sales, respectively, were in Europe, and 4%, 7% and 6% of our sales, respectively, were in Asia-Pacific. Our main business is not seasonal, and we believe that there are sufficient sources and raw materials available to sustain it.

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

Although we generally use standard parts and components for our products, certain key components used in our products are currently available from only one source, and others are available from a limited number of sources, on which we are dependent. For example, some key components in many of our products are manufactured by Intel® and Broadcom. We believe that during regular supply periods we maintain a sufficient inventory of these components to protect against delays in deliveries. For additional information see the risk factor entitled "Loss of our sources for certain key components could harm our operations" under Item 3.D – "Risk Factors."

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

Marketing Channels

The principal market sectors for our products are:

(i)

Providers of applications on Network appliances, including mostly SD-WAN, Cyber Security and Application Delivery applications;

(ii)

Telcos / Carriers / service providers deploying CPEs for SD-WAN and NFV;

(iii)

Mobile Operators/Telcos/Carriers deploying 4G/5G infrastructure DUs and CUs;

(iv)

The "Cloud".

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

Once all phases mentioned above are successfully concluded, the customer will purchase products from us by placing purchase orders (under which our products are to be sold to such customer) in order to either (i) incorporate such products within its systems, and thereafter sell or deploy such systems with our cards embedded in them, or, (ii) deploy our Smart Platform products within a network. The sale or deployment of our products within such systems or network, as applicable, is the objective of our Design Win Model. In most cases, once we secure a Design Win, our customer will continue to buy our products for as long as it (i) continues to sell or deploy its system in which our products are incorporated, or (ii) continues to deploy our Smart Platform as part of its network.

For all of our Server Adapters and for some of our Smart Cards and Smart Platforms, our sales and marketing have been mostly carried out through a network of strategic relationships with leading OEMs that sell our products, generally as a part of their systems and sometimes under their own private labels. Our current OEM customers are mostly active in the SD-WAN market, Cyber Security market, Data Storage market, Application Delivery market, Traffic Management market, Network Monitoring market, WAN Optimization market and other server based applications markets. Our OEM customers sell their products to Telcos, Governments, Enterprises (headquarter and branch) and to Data Centers (regular and virtualized, including to the Cloud). Our strategy of carrying out strategic relationships with OEM customers continues to be a significant part of our strategy. We believe that these relationships enable us to take advantage of the superior financial resources and market presence of these companies to increase our sales and establish, maintain and strengthen our position and reputation in the market. In addition, we believe that relationships with OEMs improve access to new technologies developed by such OEMs, thereby ensuring smooth integration of our products and technology with those of the OEMs.

In addition, due to the trends that we see in our industry, including primarily the shift to the Cloud and the trend of Disaggregation (non-proprietary standards that allow separate parts of the network to be purchased separately) and Decoupling of Hardware and Software, we are now implementing an additional marketing strategy which involves our direct sales to major Telcos, Mobile operators, Cloud players, and service providers. In some cases, such sales involve a relationship with an independent software vendor, which is the case in most of our SD-WAN sales and also 4G/5G DUs and Smart NICs.

The main aspects of the OEM business model, by which in most cases our customer will continue to buy our cards for as long as it continues to sell or deploy its system, are similar in our business model when we sell directly to Telcos or other service providers.

Our cooperation with Intel has resulted in material benefits to our selling process. Due to our close relationship with Intel, we mostly use their components in our products, and as such they provide us with assistance in the sales process, mostly with Smart Cards and Smart Platforms.

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

With respect to Server Adapters, our main competitors are Mellanox (acquired by Nvidia in 2020), Intel®, and Broadcom. However, as these companies seem to be targeting mostly major Cloud accounts and we target smaller accounts in this market and pursue major Cloud accounts only with solutions not competing with these companies' standard cards, we are actually only overlapping with these companies' offerings in a small part of our target markets where our main competitors are Interface Masters, Portwell, Caswell, Lanner and Adlink, who compete with us on customized solutions including bypass cards. Although the situation may change in the future, we believe that our competition in areas which are not being pursued by the large companies, is less significant.

In the Smart Cards products sector, our competition is fragmented, and differs with respect to the specific solution being offered by us. In this sector, Cavium (now a part of Marvel), Mellanox, Netronome, Napatech, Myricom (a subsidiary of CSP), Bittware and Nallatech (both now a part of Molex), Lanner and Caswell compete with certain of our Smart Cards. In some cases of FPGA based cards, Intel and Xilinx (acquired by AMD in 2020) also compete with our Smart Cards, however, as with the Server Adapters space, they target mostly the biggest accounts and only with mainstream products while for other accounts they cooperate with us.

In the Smart Platforms products sector, our competition is fragmented, and differs with respect to the specific solution offered by us. With respect to our uCPE products, to our knowledge our main competitors are Caswell, Lanner, Advantech and Nexcom. With respect to the Integrated Distributed Units, while we face significant competition for the platform of a Distributed Unit only (by all server manufacturers) and competition for the Smart Cards which go inside (as mentioned above), there is only limited competition with respect to the integrated solution we provide, which includes both the compute node and the Smart Cards which go inside, and we believe this approach provides us with an advantage over our main competitors in this area.

Governmental Regulation Affecting the Company

We are affected by the terms of research and development grants we have received from the IIA.

Under the R&D Law, research and development programs approved by the Research Committee of the IIA (the "Research Committee") are eligible for "Benefits" which include grants, loans, exemptions, discounts, guarantees and additional means of assistance, but with the exclusion of purchase of shares, provided under various tracks promulgated by the Council body (the "Tracks"). Most Tracks require the repayment of the Benefits in the form of the payment of royalties from the sale of the product developed in accordance with the published Track guidelines and subject to other restrictions. Once a project is approved, the IIA awards grants of up to 50% of the project's expenditures in return for royalties, usually at the rate of 3% of sales of products developed with such grants. For projects approved after January 1, 1999, the amount of royalties payable was up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR.

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

In addition, we receive certain tax benefits and reduced tax rates from the Israeli government due to our status as a "Preferred Enterprise" under the Law for the Encouragement of Capital Investments-1959, as amended. See "Item 10.E. – Additional Information – Taxation." The entitlement to these benefits is conditional upon our fulfillment of the conditions stipulated by the law and the regulations promulgated thereunder. In the event of failure to comply with these conditions, the benefits could be canceled, and we would be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences and interest.

C.Organizational Structure

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

D.Property, Plant and Equipment

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

Our executive offices in Kfar Sava are approximately 1,500 square meters in size, and we are currently leasing it for a five-year term ending February 28, 2025. Our monthly rental payments for this office space (which include various maintenance services) are equal to approximately US$ 39,100. We are leasing additional office space in the same premise in Kfar Sava of approximately 258 square meters for a six-year term ending February 28, 2025, for which the monthly rental payments (which include various maintenance services) are equal to approximately US$ 6,700.

We have conducted our manufacturing in Yokne'am, Israel since 2000.

In March 2020, we entered into a lease agreement for the lease of an approximately 4,000 square meter manufacturing facility in Yokne'am, Israel for a period of up to 120 months. The monthly rental payments (which include various payments including maintenance services) will vary during the lease period from between approximately US$ 70,900 per month to approximately US$ 87,600 per month.

In September 2016, we entered into a lease agreement with Naji Ezekiel & Sons - Management and Maintenance Ltd., for the lease of 450 square meters of storage space in Yokne'am Illit and the monthly payments are approximately US$ 7,300 (which include participation in maintenance and insurance). While the term of this lease agreement ended in September 2020, we are continuing to lease this space on a monthly basis on the same terms. We expect to terminate the lease by end of June 2021. We are currently in process of looking for alternative storage space.

On October 29, 2019, we entered into a commercial lease agreement to lease office space in Charlottesville, Virginia, in the United States for a 37-month period commencing on December 1, 2019. The facility is approximately 606 square meters in size and the monthly payments are approximately US$ 8,600 from January 1, 2021, through December 31, 2021, and US$ 8,760 from January 1, 2022, through December 31, 2022.

As of April 2017, we lease office space of approximately 2,500 square feet in Paramus, New Jersey. Our current lease is until March 2022, and we have an option to renew it for an additional five-year term. Currently, the monthly rental payments (including utilities) for this space are approximately US$ 4,190.

In addition, we lease office space of approximately 1,800 square meters in Søborg, Denmark. The term of the lease agreement expires on November 1, 2025. The lease can be terminated by a six-month advanced notice to the landlord. The monthly rental payment (including maintenance services) for this space is approximately US$ 21,200.

We believe that our facilities in Israel, the United States and Denmark are suitable and adequate for our operations as currently conducted. In the event that additional facilities are required or we need to seek alternative rental properties, we believe that we could obtain such additional or alternative facilities at commercially reasonable prices.

Item 4A.UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments.

Item 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

Silicom was incorporated in Israel and commenced operations in 1987. We are currently engaged in the design, manufacture, marketing and support of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, our solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our products are used by major Cloud players, service providers, Telcos and Mobile operators and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge. In 2018, 2019, and 2020, we recorded sales from all of our networking and data infrastructure solutions of approximately US$ 133.8 million, US$ 105.2 million and US$ 107.4 million respectively. We primarily sell our products to major Cloud players, service providers, Telcos and Mobile operators and OEMs and, to a lesser extent, through independent distributors (on a non-exclusive basis).

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

We recognize revenue upon transfer of control of the promised goods in a contract with a customer in an amount that reflects the consideration we expect to receive in exchange for those products. Transfer of control occurs once the customer has the contractual right to use the product, generally upon shipment or once delivery and risk of loss has transferred to the customer. We account for a contract with customer when it has approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. We identify separated contractual performance obligations and evaluate each distinct performance obligation within a contract, whether it is satisfied at a point in time or over time. Revenue is recognized over time for sales of goods manufactured to unique customer specifications, in which our performance does not create an asset with an alternative use to us and we have an enforceable right to payment for performance completed to date if the customer were to terminate the contract. Revenue recognized over time is measured by the costs incurred to date relative to the estimated total direct costs to fulfill each contract. Incurred costs represent work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Contract costs include labor, materials and overhead.

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

Recent Accounting Pronouncements.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which removes certain exceptions for recognizing deferred taxes for investments, performing intra-period tax allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This ASU is effective for annual periods in fiscal years beginning after December 15, 2020. We do not expect the adoption of ASU 2019-12 to have a material impact on our consolidated balance sheets, results of operations, cash flows or presentation thereof.

A.Operating Results

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

Year Ended December 31,	2018	2019	2020
Sales	100%	100%	100%
Cost of sales	68.6	65.7	68.6
Gross profit	31.4	34.3	31.4
Research and development expenses	11.1	14.3	16.1
Sales and marketing expenses	5.0	6.3	5.8
General and administrative expenses	2.9	4.0	3.7
Operating Income	12.4	9.7	5.8
Financial income, net	0.7	1.6	1.0
Income before income taxes	13.1	11.3	6.8
Income tax expenses	2.2	1.6	1.4
Net Income	10.9	9.7	5.4

Sales in 2020 were US$ 107,398 thousand compared to US$ 105,240 thousand in 2019, reflecting the significant challenges presented in 2020 by Covid-19 and the continuous impact of the main market trends on our business - the move to the Cloud and Disaggregation & Decoupling.

Sales in 2019 decreased by 21.3% to US$ 105,240 thousand compared to US$ 133,753 thousand in 2018. This decrease was mainly attributed to the lack of revenues from our largest-ever Cloud related Design Win we lost in March 2018. During 2019 we had no revenues from this Design Win.

Gross profit in 2020 was US$ 33,766 thousand compared to US$ 36,094 thousand in 2019. Gross profit as a percentage of sales in 2020 was 31.4%, compared to 34.3% in 2019. The lower gross profit percentage in 2020 compared to 2019 was mainly attributed to: (i) a one-time US$ 1.7 million impairment of intangible assets, (ii) changes to the mix of products that we sold in 2020, on which our gross profit is largely dependent. Gross profit was also affected by, among other factors, write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use; the inventory write-downs as a percentage of sales in 2020 decreased to 1.5%, compared to 2.0% in 2019.

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

Research and development expenses in 2020 increased by 14.4% to US$ 17,244 thousand compared to US$ 15,075 thousand in 2019. This increase was mainly attributed to an increase in our research and development employees' related costs, required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately US$ 1,479 thousand to such increase, combined with the following factors: (i) capitalization of internal software development costs in the amount of US$ 822 thousand in 2020, compared to US$ 1,018 thousand in 2019, (ii) an increase in the share-based compensation which amounted to approximately US$ 959 thousand in 2020, compared to US$ 900 thousand in 2019, as well as to (iii) a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which amounted to approximately US$ 435 thousand.

Research and development expenses in 2019 increased moderately by 1.7% to US$ 15,075 thousand compared to US$ 14,820 thousand in 2018. This increase was mainly attributed to an increase in our research and development employees' related costs, required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately US$ 1,169 thousand to such increase, offset by the following factors: (i) a decrease in amortization of acquired intangible assets, which amounted to US$ 0 in 2019, compared to US$ 655 thousand in 2018, (ii) capitalization of internal software development costs in the amount of US$ 1,018 thousand in 2019, compared to US$ 928 thousand in 2018, (iii) a decrease in the share-based compensation which amounted to approximately US$ 900 thousand in 2019, compared to US$ 953 thousand in 2018, and to (iv) the net effect of the strengthening of the US Dollar against the Danish Krone, on the one hand, offset by a weakening of the US Dollar against the New Israeli Shekel on the other hand, (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which amounted to approximately US$ 116 thousand.

Sales and marketing expenses in 2020 decreased by 6.6% to US$ 6,209 thousand compared to US$ 6,647 thousand in 2019. This decrease was mainly attributed to a decrease in the travel expenses in 2020 compared to 2019 as a result of the Covid-19 pandemic, which contributed approximately US$ 642 thousand, offset by an increase in the share-based compensation which amounted to approximately US$ 602 thousand in 2020, compared to US$ 493 thousand in 2019, and by a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our sales and marketing expenses are incurred in New Israeli Shekels and Danish Krone) which amounted to approximately US$ 95 thousand.

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

General and administrative expenses in 2020 decreased slightly by 2.3% to US$ 4,065 thousand compared to US$ 4,159 thousand in 2019. This decrease was mainly attributed to a decrease in payroll related expenses attributed to general and administrative activity which amounted to approximately US$ 203 thousand, offset by a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels and Danish Krone) which amounted to approximately US$ 109 thousand.

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

Financial income, net in 2020 decreased by 37.2% to US$ 1,034 thousand compared to US$ 1,646 thousand in 2019. The decrease resulted mainly from the net effect of the following factors: (i) a decrease in income from investment in marketable securities and bank deposits, which was attributed to a decrease in funds available for investment, which amounted to US$ 1,953 thousand in 2020 compared to US$ 2,151 thousand in 2019, and (ii) a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone, which created net financial expenses in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as Danish Krone) of US$ 748 thousand in 2020 compared to net financial expenses of US$ 357 thousand in 2019.

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

In 2020 we recorded current income tax expenses of US$ 1,766 thousand and deferred income tax benefit of US$ 61 thousand compared to current income tax expenses of US$ 2,343 thousand and deferred income tax benefit of US$ 699 thousand in 2019. The decrease in our current income tax expenses was mainly attributed to a decrease in our income and the resulting taxable income. The decrease in the deferred income tax benefit was mainly attributed to the following factors: (i) a deferred income tax benefit relating to research and development costs, which amounted to US$ 262 thousand in 2020 compared to deferred income tax benefit in the amount of US$ 755 thousand in 2019, and (ii) deferred income tax expenses in relation to acquired goodwill, which amounted to US$ 210 thousand in 2020 compared to US$ 72 thousand in 2019. In addition, in 2020 we recorded an income tax benefit relating to prior years in the amount of US$ 148 thousand, compared to an income tax benefit relating to prior years in the amount of US$ 21 thousand in 2019.

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

In 2020 we recorded net income of US$ 5,725 thousand compared to net income of US$ 10,236 thousand in 2019, a decrease of 44.1%. The decrease was mainly attributed to our lower gross profit in 2020 compared to 2019, as mentioned above, combined with higher operating expenses we incurred in 2020 relative to operating expenses we incurred in 2019.

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

B.Liquidity and Capital Resources

As of December 31, 2020, we had working capital of US$ 106,853 thousand and our current ratio (current assets to current liabilities) was 4.64. Cash and cash equivalents as of December 31, 2020 increased by US$ 4,207 thousand to US$ 20,676 thousand, compared to US$ 16,469 thousand as of December 31, 2019. Short-term bank deposits as of December 31, 2020 decreased by US$ 8,542 thousand to US$ 5,000 thousand, compared to US$ 13,542 thousand as of December 31, 2019. Short-term marketable securities increased by US$ 21,072 thousand to US$ 35,117 thousand, compared to US$ 14,045 thousand as of December 31, 2019, and long-term marketable securities decreased by US$ 31,261 thousand to US$ 15,281 thousand, compared to US$ 46,542 thousand as of December 31, 2019. The net decrease of US$ 14,524 thousand in these four balance sheet items in 2020 was mainly attributed to the following factors: (i) purchase of treasury shares in the amount of approximately US$ 16,798 thousand, (ii) payments in relation to purchase of property, plant and equipment which amounted to US$ 1,694 thousand, and (iii) to investment in intangible assets which amounted to US$ 1,487 thousand, offset by (iv) a positive cash provided by operating activities in the amount of US$ 4,956 thousand, and (v) consideration received in connection with exercise of options to purchase our ordinary shares in the amount of approximately US$ 276 thousand.

Trade receivables decreased to US$ 21,660 thousand as of December 31, 2020, compared to US$ 24,936 thousand as of December 31, 2019. This decrease was mainly affected by a decrease in the average payment terms of our customers compared to the terms that were in 2019. Other receivables increased to US$ 6,126 thousand as of December 31, 2020, compared to US$ 4,964 thousand as of December 31, 2019.

Trade payables decreased to US$ 14,610 thousand as of December 31, 2020, compared to US$ 16,419 thousand as of December 31, 2019. This decrease was mainly attributed to a change of average payment terms with our suppliers. Other payables and accrued liabilities increased to US$ 12,953 thousand as of December 31, 2020, compared to US$ 8,823 thousand as of December 31, 2019. This increase was mainly attributed to an increase in advance payments relating to customers.

Inventories increased to US$ 47,650 thousand as of December 31, 2020, compared to US$ 36,491 thousand as of December 31, 2019. This increase was primarily the result of an increase in our inventory purchasing, in order to secure continuous production to support our customers' expectations of a swift delivery, making the readily available inventory pivotal to our business.

Cash provided by operating activities in 2020 amounted to US$ 4,956 thousand compared to cash provided by operating activities in the amount of US$ 26,726 thousand in 2019. The cash provided by operating activities in 2020 was mainly the result of our net income, combined with changes in our inventory.

Capital expenditures on property and equipment for the year ended December 31, 2020 were US$ 2,543 thousand, compared to US$ 1,635 thousand as of December 31, 2019. This increase was mainly attributed to an increase in investment in equipment used for production and research and development.

We have cash and cash equivalents that we believe are sufficient for our present requirements. Furthermore, our cash resources are sufficient to fund our operating needs for at least the next twelve months.

C.Research and development, patents and licenses, etc.

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

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. In each of the three fiscal years from 1999 to 2001, we received grants from the IIA, recently replaced by the IIA, for the development of systems and products. We have received from the IIA up to 30% of certain research and development expenditures for particular projects. Under the terms of Israeli Government participation, as in effect prior to the R&D Amendment, a royalty of 2% or up to 5% of the net sales of products developed from a project funded by the IIA must be paid, beginning with the commencement of sales of products developed with grant funds and ending when a dollar-linked amount equal to 100% of such grants without interest, for projects approved prior to December 2000, and plus interest at LIBOR, for amounts received after that date, is repaid. The terms of Israeli Government participation, as in effect prior to the R&D Amendment, also place restrictions on the location of the manufacturing of products developed with government grants, which, in general, must be performed in Israel, and on the transfer to third parties of technologies developed through projects in which the government participates. The R&D Amendment amended the core terms of the Israeli Government participation and placed substantial discretion in a new authority established to replace the IIA and provided only guidelines regarding material terms such as royalty rates and transfer of know-how developed with government grants. The IIA has previously provided funding in relation to our research and development efforts. As of the date hereof, we have received funding from the IIA in the aggregate amount of approximately US$ 4,388,000, and have paid the IIA an aggregate amount of approximately US$ 1,428,000 in royalties in relation thereto. See "Item 4.B. – Information on the Company – Business Overview – Governmental Regulation Affecting the Company."

In August 2005, we received approval for a US$ 54 thousand dollar grant from the Korea-Israel Industrial Research and Development Foundation, or Koril-RDF, in connection with the joint development of a certain product with a Korean company. Under the terms of this grant we are required to repay the amounts received at a rate of 2.5% per year of our gross sales of the product developed with the grant in each such year, until 100% of the grant (and any other sums received from Koril-RDF) are repaid. We received approximately 20%-30% of certain research and development expenditures for two projects in 2003 and 2004. As of January 2006, and to date, our research and development activities have been sponsored and funded by us, and we did not participate in any new encouragement programs or received any additional grants from the IIA, IIA or Koril-RDF. We have closed all of our IIA funded programs, and do not anticipate having any sales of products funded by IIA grants or be required to pay any royalties to the IIA with respect thereto.

We expect that we will continue to commit resources to research and development in the future. As of March 31, 2021, we had 127 employees engaged primarily in research and development and design activities of which 76 employees in Israel, 36 in Denmark and 15 in the U.S. In 2018, 2019 and 2020, our research and development expenses were US$ 14,820, US$ 15,075 and US$ 17,244 respectively, constituting approximately 11.08%, 14.32% and 16.06%, respectively, of our sales. The increase in our research and development expenses in 2020 compared to 2019 was mainly attributed to an increase in our research and development employees related costs, required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately US$ 1,479 thousand to such increase, combined with the following factors: (i) capitalization of internal software development costs in the amount of US$ 822 thousand in 2020, compared to US$ 1,018 thousand in 2019, (ii) an increase in the share-based compensation which amounted to approximately US$ 959 thousand in 2020, compared to US$ 900 thousand in 2019, as well as to (iii) a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which amounted to approximately US$ 435 thousand.

The increase in our research and development expenses in 2019, compared to 2018 was mainly attributed to an increase in our research and development employees related costs, required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately US$ 1,169 thousand to such increase, offset by the following factors: (i) a decrease in amortization of acquired intangible assets, which amounted to US$ 0 in 2019, compared to US$ 655 thousand in 2018, (ii) capitalization of internal software development costs in the amount of US$ 1,018 thousand in 2019, compared to US$ 928 thousand in 2018, (iii) a decrease in the share-based compensation which amounted to approximately US$ 900 thousand in 2019, compared to US$ 953 thousand in 2018, and to (iv) the net effect of the strengthening of the US Dollar against the Danish Krone, on the one hand, offset by a weakening of the US Dollar against the New Israeli Shekel on the other hand, (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which amounted to approximately US$ 116 thousand.

D.Trend Information

In today's network-based environment, the rate at which traffic is generated is continuously growing and as such there is a continuous demand for scalability of the networks. This demand is behind some of the trends that have a significant impact on us.

The first and obvious trend is the shift to the Cloud, whether it is a public cloud or a private cloud. One of the main messages of the Cloud shift is the call for standardization, which is key for scalability. Standardization has created two important trends, which are Disaggregation and Decoupling. Disaggregation calls for disconnecting the proprietary interfaces between the various parts of the network and allowing various parts to be procured separately from different vendors. Decoupling is the decoupling of the Hardware from the Software also allowing for separate procurement efforts for the Software and the Hardware and also resulting in the ability to purchase from different vendors.

The Disaggregation and Decoupling trends, which started at the Cloud level, continued into the Mobile operators' and Telcos' worlds, where Mobile operators and Telcos have also moved towards buying Hardware platforms separately from the Software running on such Hardware platforms, each of which came from a different vendor. This process started with SD-WAN applications, then moved into additional applications through NFV, both of which increasingly utilize Hardware platforms for deployment. Mobile operators and Telcos have applied the same trends of Disaggregation and Decoupling to their 4G/5G infrastructure deployment. A significant indication in that direction was the adoption of O-RAN (Open RAN or Open Radio Access Networks), a process standardizing the interfaces in the mobile network, and as such, allowing both Disaggregation (not everything from one vendor) and Decoupling (obtaining the Hardware and the Software separately).

These trends are having a significant impact on us.

The basic Cloud trend is creating a gradual decrease in demand for our Server Adapters as these are sold mostly through appliances vendors which have less need for our products. Such vendors are now forced to sell to the Cloud players, rather than to their traditional end customers, and such Cloud players are now buying from them Software only, rather than a full system comprised of Hardware and Software. Even when the Cloud is a private or On Premise, it is based on standard components with decreasing demand for specialized and customized Server Adapters.

On the other hand, having such standardization increases the demand for Smart Cards as the standard servers, which constitute the Cloud, need acceleration and offloading in order to increase their performance.

Furthermore, the Disaggregation and Decoupling trends have created significant demand by the Mobile operators and Telcos for CPE devices used in connection with SD-WAN and NFV, and we are currently seeing the increasing demand for our CPE devices due to that trend.

As with the basic trends, the impact of Disaggregation and Decoupling is impacting the mobile 4G/5G infrastructure market through O-RAN, as Mobile operators and Telcos are not currently limited to buying all of their necessary parts from the same suppliers (for example, as sold by Nokia and Ericsson), but rather can split their networks into different components and as such, they may buy Distributed Units for their network from us. Also, the fact that the Software is decoupled from the Hardware means that even within the DU, they can buy from us (and from companies like us) the Hardware only (including the Software which is related to the Hardware, rather than the full solution). Since the Hardware that is required under O-RAN needs acceleration, and we have such acceleration with our time synchronization products, FEC accelerators and FPGA cards, we expect to be well placed to provide solutions to the market. Together with the DU itself, the integration of our Smart Cards within the DU provides a significant advantage to us and, therefore, we expect this Disaggregation and Decoupling trend to have a positive impact on us not only in the SD-WAN/NFV space, but also in the 4G/5G O-RAN deployments with both our Smart Platforms and Smart Cards.

The sales cycles in the markets for our products are long. Continuous achievement of Design Wins according to the process described above and obtaining new customers is time consuming. However, each Design Win we have achieved and will continue to achieve, may represent an opportunity for sustained long-term revenues once we establish a relationship with a customer.

Although we expect our business and products to further develop in the coming years through these trends, there is no assurance that we will continue to generate significant sales in the areas in which we operate and specifically the new areas as described above.

E.Off-Balance Sheet Arrangements

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

An amendment in 2011 to the Israeli Securities Law, 5728-1968 (the "Israeli Securities Law"), and a corresponding amendment to the Companies Law, authorized the Israel Securities Authority (the "ISA") to impose administrative sanctions against Israeli public companies and their office holders for certain violations of the Israeli Securities Law or the Companies Law. These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The Israeli Securities Law and the Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and certain compensation payable to injured parties for damages suffered by them are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by the company's articles of association, and receive the requisite corporate approvals. In January 2012 each of our audit committee and Board of Directors approved a new form of Indemnification Agreement with our directors and officers serving in such capacities from time to time so as to reflect this amendment, and at the Annual General Meeting of the Shareholders held on April 11, 2012 our shareholders approved these amendments to the Company's Articles of Association (the "Articles of Association") and a revised form of Indemnification Agreement for directors serving in such capacity from time to time.

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

F.Tabular disclosure of contractual obligations

The following table shows our outstanding contractual obligations by category and by payments due as of December 31, 2020:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of U.S. dollars)
Operating Leases	8,120	2,181	3,545	2,323	71
Purchase Obligations	32,670	23,429	9,241
Total	40,790	25,610	12,786	2,323	71

Our total outstanding contingencies in respect of IIA or IIA royalty-bearing participations received or accrued, net of royalties paid or accrued before interest, amounted to approximately US$ 2,960 thousand as of December 31, 2020, which are attributable to sales of certain discontinued products. As of the date of this annual report, all of our IIA programs have been closed per our request. We are not anticipating any sales of our products developed with IIA funding and accordingly don't expect to be required to pay any royalties to the IIA. In the unlikely event we do sell products developed using IIA funding, we will be required to pay royalties to the IIA as set forth in the R&D Law.

Other Long-Term Liabilities Reflected on the Company's Balance Sheet:

The liability for employees' severance benefits amounted to approximately US$ 3,256 thousand as of December 31, 2020.

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

Item 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table and notes thereto set forth information regarding our directors and senior management as of March 31, 2021:

Name	Age	Position with Company
Avi Eizenman(1)	63	Active Chairman of the Board
Shaike Orbach(2)	69	President, Chief Executive Officer, Director
Ayelet Aya Hayak(3)	51	Director
Ilan Erez(3)	53	Director
Eli Doron(4)	68	Director
Eran Gilad	53	Chief Financial Officer and Company Secretary

(1)Was re-elected for an additional three-year term, commencing as of June 5, 2019.

(2)Was re-elected for an additional three-year term, commencing as of June 8, 2020.

(3)Was re-elected for an additional three-year term, commencing as of July 1, 2019.

(4)Was re-elected for an additional three-year term, commencing as of June 12, 2018.

Avi Eizenman co-founded the Company in 1987 and has served as a Director since its inception. Mr. Eizenman also served as our President and Chief Executive Officer from the Company's inception until April 1, 2001, and on such date, he resigned from his positions as President and Chief Executive Officer and was appointed Active Chairman of the Board of Directors. Before the incorporation of Silicom, Mr. Eizenman held various engineering and management positions at Scitex Ltd. and at the Electronic Research & Development Department of the Israeli Ministry of Defense. Mr. Eizenman holds a B.Sc. degree, with honors, in Electrical Engineering from the Technion, and an M.B.A. from Tel Aviv University.

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

Ayelet Aya Hayak has served as a director since July 1, 2013. Ms. Hayak provides financial consulting services to corporations. Hayak Ayelet was the CEO of an Automation company, and also serves as a director in several companies. Ms. Hayek holds a BA degree in accounting and business administration from the Tel Aviv College of Management and is also a Certified Public Accountant.

Ilan Erez has served as a director since July 2010. Mr. Erez has been CFO and General Manager of AlgoSec Inc. since October 2019. AlgoSec is a leading provider of business-driven security management software. Prior to that, Mr. Erez had been General Manager of 3D Systems Corporation's (NYSE: DDD) Software Business Unit from September 2016 to March 2019 and co-managed that business unit from May 2015 to September 2016. 3D Systems provides comprehensive 3D products and services, including 3D printers, print materials, on-demand manufacturing services and digital design and manufacturing tools. From 2005 to 2015, Mr. Erez served as Chief Financial Officer of Cimatron Ltd. (NASDAQ: CIMT) engaged in the design and sale of CAD/CAM software for the tool-making and discrete manufacturing industries. From 1998 to 2005 Mr. Erez served as the Chief Financial Officer of the Company. He also served as VP Operations of the Company from May 2001 to 2005. From 1996 to 1998 Mr. Erez served as Controller and Assistant to the Chief Executive Officer of Bio-Dar Ltd. From 1994 to 1996 Mr. Erez served as an auditor at Kesselman & Kesselman, a PWC member firm. Mr. Erez is a Certified Public Accountant in Israel and holds a B.A in Accounting and Economics from the Hebrew University and an LL.M. in Business Law from Bar-Ilan University.

Eli Doron is the Co-founder and CTO of Carteav, that develops and manufactures an autonomous low speed vehicle. Eli Doron is also the founder of Connesta Ltd. ("Connesta"), an Israeli high-tech company engaged in developing and providing SaaS virtual control room solutions, founded in 2011. From inception, Mr. Doron serves as the Chief Executive Officer of Connesta. Prior thereto and during 2010, Mr. Doron was the Chief Executive Officer of Computerized Electricity Systems ("CES"). Prior to joining CES, Mr. Doron was the co-founder of Radvision Ltd. (formerly NASDAQ: RVSN. Acquired by Avaya Ltd. in 2011; "Radvision"). From 1992 and until 2009 Mr. Doron served as the Chief Technology Officer of Radvision, and from 2006 and until 2009 he served as President of Radvision. Prior to founding Radvision and from 1983, Mr. Doron served at SIMTECH Advanced Training and Simulation Systems Ltd., initially as hardware manager and from 1988 as Chief Technology Officer. Prior thereto and from 1977, Mr. Doron served as an electronic engineer at MBT Israel Aircraft Industries Ltd. Mr. Doron holds a B.Sc degree in electronics and computer science from Ben-Gurion University and an M.B.A. degree from the University of Bradford in the United Kingdom.

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

B.Compensation

In accordance with the Companies Law, the following table presents information regarding compensation actually received by our five most highly paid office holders during the year ended December 31, 2020. All amounts are in USD.

Name and Position	Salary and Benefits(1)	Cash Bonus(2)	Equity-based Compensation(3)	Total
Avi Eizenman – Active Chairman	546,598	224,669	478,287	1,249,554
Yeshayahu ('Shaike') Orbach – CEO and President	375,239	224,669	478,287	1,078,195
Elad Blatt – Chief Strategy and Business Development Officer	280,817	82,944	99,848	463,608
Eran Gilad – CFO and Company Secretary	246,285	27,102	99,848	373,235
David Castiel – VP Engineering	239,223	29,049	99,848	368,120

(1)

"Salary and Benefits" include annual salary or service fees paid, payments to the National Insurance Institute, manager's insurance and pension funds, severance, advanced education funds, basic health insurance, vacation pay, recuperation pay, tax gross-up payments, automobile-related expenses, telephone expenses and benefits and perquisites as mandated by Israeli or applicable law.

(2)

"Cash Bonus" includes bonus payments as recorded in our financial statements for the year ended December 31, 2020.

(3)

"Equity-based Compensation" includes the expense recorded in our financial statements for the year ended December 31, 2020 with respect to equity-based compensation granted to the executive officers detailed above.

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or office holder during the year ended December 31, 2020, was 2,769 thousand. The aggregate amount accrued to provide for severance payments to all persons as a group who served in the capacity of director or executive officer as of the year ended December 31, 2020, was US$ 1,479 thousand. The severance terms of our Chief Executive Officer and Chairman of the Board, as previously approved by the audit committee, board of directors and shareholders of the Company, and in accordance with the Amended Executive Compensation Policy of the Company which was approved and re-approved by the shareholders, may entitle them, in certain circumstances, to additional payments. We pay cash compensation to Avi Eizenman who is an active Chairman of the Board, and to Shaike Orbach, who is the President and Chief Executive Officer.

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

All our office holders other than Mr. Eli Doron and our independent directors are employed by us. We do not currently grant any variable bonus or equity-based compensation, nor any separation payments to our non-employee directors. Certain of the compensation previously paid to our directors was paid in the form of options which were granted under share option plans which have expired (including under the Share Option Plan (2004)), or options and RSU's which were and may be granted under the Silicom Ltd. - Global Share Incentive Plan (2013), as described below.

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

In January 2019, our compensation committee and board of directors, respectively, approved the grant under the Global Share Incentive Plan (2013) of a total of 141,928 options under the Global Share Incentive Plan (2013), of which 29,999 options were granted to directors and office holders. The exercise price for the options (per ordinary share) is US$ 33.83. Such options shall expire, by their terms, on the earlier to occur of: (a) January 31, 2027, or (b) the closing price of the shares falling below US$ 16.92 at any time after the date of grant. The annual general meeting of our shareholders gave effect to such grants of options granted to directors in their meeting on June 5, 2019.

In January 2020, our compensation committee and board of directors, respectively, approved the grant of a total of 148,426 options and a total of 86,000 RSUs under the Global Share Incentive Plan (2013), of which 29,999 options and 54,000 RSUs were granted to directors and office holders. The exercise price for the options (per ordinary share) is US$ 32.54. Such options shall expire, by their terms, on the earlier to occur of: (a) June 8, 2028, or (b) the closing price of the shares falling below US$ 16.27 at any time after the date of grant. The annual general meeting of our shareholders gave effect to such grants of options and of RSUs granted to directors in their meeting on June 8, 2020.

In January 2021, our compensation committee and board of directors, respectively, approved the grant of a total of 137,759 options under the Global Share Incentive Plan (2013), of which 29,999 options will be granted to directors and office holders, subject to the approval of our 2021 Annual General Meeting, which is likely to convene in June 2021.

As of March 31, 2021, a total of 83,116 of the options granted under the Global Share Incentive Plan (2013) were returned to the company after not being exercised following the cessation of employment of certain employees, as set forth in the terms of grant of such options.

C.Board Practices

Avi Eizenman was re-elected to the Board of Directors most recently on June 5, 2019, to serve until the Annual General Meeting to be held in the year 2022, and until his successor has been duly elected, subject to the Companies Law and our Articles. Avi Eizenman is a founder of the Company and has served as a Director since our inception in 1987. Shaike Orbach was re-elected to hold office as a director most recently on June 8, 2020, to serve until the Annual General Meeting which will take place in 2023. Eli Doron was re-elected to the board of directors most recently on June 12, 2018, to serve until the Annual General Meeting to be held in 2021. On July 1, 2010, Mr. Ilan Erez was elected as an External Director for an initial term of three years in accordance with Section 245(a) of the Companies Law, with such term ending as of July 1, 2013. At the Annual General Meeting of our shareholders held on April 14, 2013, the shareholders re-elected Mr. Ilan Erez as an External Director for a second three-year term, and elected Ms. Ayelet Aya Hayak as an External Director for an initial three-year term, with such terms of office for the external directors commencing as of July 1, 2013. Mr. Ilan Erez and Ms. Ayelet Aya Hayak were re-elected as External Directors for a fourth three-year term and third three-year term, respectively, at the Annual General Meeting of our shareholders, which took place on June 5, 2019.

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

Board of Directors

Our Articles provide for a Board of Directors of not less than two and not more than eight members. At the Annual General Meeting of the Shareholders on June 8, 2016, it was decided to adopt a new Directors Voting Mechanism, and to amend the Articles accordingly. Under the new Directors Voting Mechanism, Directors are divided into three groups, Group A, Group B and Group C. Each group is brought for re-election once every three years, on a rotating basis, such that at each Annual General Meeting of the shareholders a given group of Directors is brought for election, to serve on a continuous basis for a three-year term, until the Annual General Meeting in three years' time and until their respective successors are duly elected, at which point their term in office shall expire. At each Annual General Meeting, the Annual General Meeting shall be entitled to elect Directors to replace the Directors whose three-year term in office has expired, and so on ad infinitum, so that each year, the term in office of one group of directors shall expire. Other office holders serve at the discretion of the Board of Directors. The amended and restated Articles of Association of the Company provide that any director may, subject to the provisions of the Companies Law and the approval by the Board of Directors, appoint another person to serve as an Alternate Director and may cancel such appointment. Under the Companies Law, a person who is already serving as a Director will not be permitted to act as an Alternate Director. Additionally, the Companies Law prohibits a person from serving as an Alternate Director for more than one Director. Appointment of an Alternate Director for a member of a board committee is only permitted if the alternate is a member of the Board of Directors and does not already serve as a member of such committee. If the committee member being substituted is an External Director, the alternate may only be another External Director who possesses the same expertise as the External Director being substituted. The term of appointment of an Alternate Director may be for one meeting of the Board of Directors or for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no Director currently intends to appoint any other person as an Alternate Director, except if the Director is unable to attend a meeting of the Board of Directors.

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

A person shall be qualified to serve as an external director only if he or she possesses "expertise in finance and accounting" or "professional qualifications." At least one external director must possess "expertise in finance and accounting."

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

Further to these regulations, an amendment to the Companies Regulations (Relief for Companies Whose Shares are Registered for Trading Outside of Israel) – 2000, (the "Amendment to the Relief Regulations"), provides additional exemptions for such companies whose shares are listed for trading on specified exchanges outside of Israel, including the NASDAQ Global Select, Global and Capital Markets, provided that: (i) such company does not have a "controlling shareholder"; and (ii) the company complies with the requirements of the foreign securities laws and stock exchange regulations applicable to companies which are incorporated under the laws of such foreign countries with regard to appointing independent directors and composition of the compensation and audit committees. Any company that satisfies the above criteria and elects to comply with the applicable foreign securities laws and stock exchange regulations, shall be exempt from the following rules under the Companies Law: (i) to have at least 2 external directors appointed to serve in a public company; (ii) at least one of the external directors is required to have financial and accounting expertise and the rest are required to have professional expertise; (iii) the external directors shall be appointed by the general meeting and subject to certain voting thresholds; (iv) if all of the board members who are not controlling shareholders are of one sex, the appointed external director shall be of the other sex; (v) all of the board committees which are empowered and authorized to exercise any of the board's authorities must consist of at least one external director. The exemption from these rules under Amendment 1 requires that the board be composed of both male and female directors.

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

In accordance with the Amendment to the Relief Regulations and in compliance with the terms described above in connection therewith, in July 2020, the Company elected to take advantage of the aforementioned exception and has chosen to opt out of the requirement to appoint external directors and regarding the composition of the audit committee and compensation committee, subject to the following conditions: (i) none of the Company's shareholders is a controlling shareholder; (ii) the Company complies with NASDAQ rules and regulations with respect to the composition of the Company's audit and compensation committees; (iii) the Company complies with NASDAQ rules and regulations with respect to the requirements of independent directors. For so long as the Company meets the requisite requirements, the Company intends to apply the exemption from appointing at least two external directors under the Companies Law. Accordingly, Mr. Ilan Erez and Ms. Ayelet Aya Hayak who were originally elected by our shareholders as external directors under the Companies Law, are no longer classified as external directors, but have continued to serve on the Company's board of directors as independent directors under the NASDAQ rules.

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

•

A "controlling shareholder"; or

•

Any relative of a "controlling shareholder."

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

•

A "controlling shareholder"; or

•

Any relative of a "controlling shareholder."

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

Our recoupment policy relating to office holder compensation allows for the recovery of all or a portion of any compensation paid to our office holders during the previous three years on the basis of financial data included in our financial statements in any fiscal year that were found to be inaccurate and were subsequently restated. In such event, we will seek reimbursement from the office holders to the extent such office holders would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements. Our compensation committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time. Notwithstanding the aforesaid, the recoupment policy will not be triggered in the event of a financial restatement due to changes in the applicable reporting or accounting standards. The above noted recoupment policy does not derogate from any relevant recoupment or claw-back provisions under any applicable law or regulatory rules which apply to us.

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

Our compensation committee will periodically review the Policy and monitor its implementation, and recommend to our board of directors and shareholders to amend the Policy as it deems necessary from time to time. The term of the Policy shall be three years as of the date of its re-adoption on June 5, 2019, during which, the Board of Directors is required to examine the Policy and revise it from time to time, if the circumstances under which it had been adopted have materially changed.

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

D.Employees

The number of employees over the last three financial years is set forth in the table below.

As of December 31,	2018	2019	2020
Total Employees	270	260	289
Marketing, Sales, Customer Services	24	25	24
Research & Development	106	106	123
Manufacturing	125	110	124
Corporate Operations and Administration	15	19	18

As of March 31, 2021, we had 292 employees, including 24 in marketing, sales and customer services, 127 in research and development, 123 in manufacturing, and 18 in corporate operations and administration. All such employees, except for 22 employees of our subsidiaries in the United States and 46 employees of our subsidiary in Denmark, are based in Israel. We consider our relations with our employees excellent and have never experienced a labor dispute, strike or work stoppage. None of our employees are represented by a labor union. We do not employ a significant number of temporary employees, but we do use temporary employees from time to time, as necessary.

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

E.Share Ownership

The following table sets forth, as of March 31, 2021, the number of shares owned by our office holders, directors and senior management. The percentages shown are based on 6,909,804 ordinary shares outstanding as of March 31, 2021:

Name	Number of Shares and Options Owned[1]	Percent of Outstanding Shares
Avi Eizenmann	319,083	4.51%
Shaike Orbach	*	*
Eli Doron	*	*
Ayelet Aya Hayak	*	*
Ilan Erez	*	*
Eran Gilad	*	*
All directors and office holders as a group	372,415	5.26%

*	Denotes ownership of less than 1% of the outstanding shares.

(1)

The table above includes the number of shares and options that are exercisable within 60 days of March 31, 2021. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws, based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

See also "Item 6 – Directors and Senior Management – Compensation."

Item 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The shareholders of the Company who beneficially own 5% or more of each class of shares, as well as the number of shares owned and the percentage of outstanding shares owned by each, and additional information, is set forth below. The percentages shown are based on 6,909,804 ordinary shares outstanding as of March 31, 2021. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares. All of the information with respect to beneficial ownership of the Ordinary Shares is given to the best of our knowledge.

Name of Shareholder	Number of Shares and Options Owned(1)	Percentage of Outstanding Shares
Wellington Management Group LLP(2)	749,560	10.85%
Ibex Investors LLC/ Justin B. Borus, Ibex Israel Fund LLLP/Ibex GP LLC/Ibex Investment Holdings LLC/Ibex Investment Holdings II LLC(3)	594,528	8.60%
First Wilshire Securities Management, Inc.(4)	388,994	5.63%

(1)

The table above includes the number of shares and options that are exercisable within 60 days of March 31, 2021. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws, based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them. All the information detailed in this table is as set forth in major shareholders' public filings, unless stated otherwise.

(2)

As reported on Schedule 13G/A filed by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP with the SEC on February 3, 2021. The securities as to which the Schedule was filed are owned of record by clients of one or more investment advisers, which are directly or indirectly owned by Wellington Management Group LLP.

Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than 5% of this class of securities, except for: Wellington Trust Company, NA (“Wellington”).

As reported on Schedule 13G filed by Wellington with the SEC on February 3, 2021, those securities as to which the Schedule was filed by Wellington , in its capacity as investment adviser, are owned of record by its clients. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.

(3)

As reported on Schedule 13G filed by Ibex Investors LLC (the "Investment Manager"), Justin B. Borus, Ibex Israel Fund LLLP (the "Fund"), Ibex GP LLC (the "General Partner"), Ibex Investment Holdings LLC ("IM Holdings") and Ibex Investment Holdings II LLC ("GP Holdings") with the SEC on January 15, 2021, the Fund is a private investment vehicle. The Fund directly beneficially owns the Company's ordinary shares detailed in the Schedule. The Investment Manager is the investment manager of the Fund. IM Holdings is the sole member of the Investment Manager. The General Partner is the general partner of the Fund. GP Holdings is the sole member of the General Partner. Justin B. Borus is the manager of the Investment Manager, IM Holdings, the General Partner and GP Holdings. Justin B. Borus, the Investment Manager, IM Holdings, the General Partner and GP Holdings may be deemed to beneficially own the Company's ordinary shares reported in the Schedule, directly beneficially owned by the Fund. Each of the reporting persons detailed in the Schedule disclaimed beneficial ownership with respect to any shares other than the shares directly beneficially owned by such reporting person.

(4)	As reported on Schedules 13G filed by First Wilshire Securities Management, Inc. with the SEC on February 17, 2021.

The Company's major shareholders do not have different voting rights.

As of March 31, 2021, there were approximately 5 record holders of ordinary shares, including approximately 2 record holders in the United States. Collectively, these 2 record holders in the United States held less than 1% of the outstanding ordinary shares.

B.Related Party Transactions

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

The Indemnification Agreement provides that our directors and office holders will be exempt from liability in certain circumstances. The Indemnification Agreement also provides for the indemnification by the Company for certain obligations and expenses imposed on the office holder in connection with acts performed in his or her capacity as an office holder of the Company. This right to indemnification is limited, and does not cover, among other things, a breach of an office holder's duty of loyalty, a willful breach of an office holder's duty of care, or a reckless disregard for the circumstances or consequences of a breach of a duty of care. The right to indemnification also does not cover acts that are taken intentionally to unlawfully realize personal gain. The maximum amount of our liability under these Indemnification Agreements for any monetary obligation imposed on an office holder or a director in favor of another person by a judgment is currently US$ 3,000,000 for each instance of a covered scenario. In addition, we would be liable to indemnify the office holder or director for all reasonable litigation expenses with respect to certain proceedings. We have maintained liability insurance for our directors and office holders. On September 23, 2007, our shareholders approved the procurement of a policy, which provides for total coverage of up to US$ 4,000,000. All of our directors are parties to our Indemnification Agreements and are covered by our directors and office holders' insurance policy.

As per Amendment 20, it was decided on July 31, 2013, at the Extraordinary General Meeting of the Shareholders to adopt the Executive Compensation Policy of the Company, which was recommended by our Compensation Committee and approved by our Board of Directors, and was re-approved by our Compensation Committee, Board of Directors and Shareholders on June 8, 2016. Our approved Executive Compensation Policy includes the above referenced form of Indemnification Agreement to be entered into by the Company with our directors and office holders serving in such capacities from time to time, as well as the above referenced directors and office holders liability insurance policy. Under the Executive Compensation Policy, any change to the Indemnification Agreement or the insurance policy, including the cost and/or any changes which materially depart from the key terms of the current agreement and/or insurance policy (provided that such changes apply equally to all executives of the Company, including directors) will be submitted to the Company's compensation committee and the Board of Directors for their approval but shall not, unless required by law or the Company's Articles of Association, be presented at a General Meeting of the Shareholders.

See also "Item 6 – Directors and Senior Management – Compensation."

Item 8.FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are included herein on pages F-1 through F-54.

A1.See Item 18 for our consolidated financial statements.

A2.See Item 18 for our consolidated financial statements, which cover the last three financial years.

A3.See page F-3 for the audit report of our accountants, entitled "Report of Independent Registered Public Accounting Firm."

A4.Not applicable.

A5.Not applicable.

A6.See Note 13A to our audited consolidated financial statements included in Item 18 of this annual report for the geographic distribution of our sales based on the location of the customer.

A7.Litigation

As of the date of this Annual Report, we are not a party to any material litigation and we are not aware of any pending or threatened litigation that would have a material adverse effect on us or our business.

A8.Dividend Policy

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

B.Significant Changes

Since the date of the annual financial statements included in this Annual Report, no significant changes have occurred.

Item 9.THE OFFER AND LISTING

A.Offer and Listing Details

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

The table below sets forth the high and low reported sales prices in Dollars of our ordinary shares, as reported by NASDAQ during the indicated periods:

PERIOD	LOW	HIGH
LAST 6 CALENDAR MONTHS
March 2021	43.10	52.00
February 2021	42.36	59.27
January 2021	41.03	48.01
December 2020	38.27	42.55
November 2020	35.90	39.17
October 2020	31.00	37.90
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
First Quarter 2021	41.03	59.27
Fourth Quarter 2020	31.00	42.55
Third Quarter 2020	29.24	39.52
Second Quarter 2020	25.09	36.88
First Quarter 2020	20.93	37.60
Fourth Quarter 2019	29.30	35.02
Third Quarter 2019	28.58	34.03
Second Quarter 2019	28.63	39.70
FIVE MOST RECENT FULL FINANCIAL YEARS
2020	20.93	42.55
2019	28.59	40.36
2018	32.00	77.95
2017	34.86	77.05
2016	25.48	44.00

On December 27, 2005, our shares commenced trading on the TASE in Israel under the symbol "SILC." On October 26, 2015, our Board of Directors resolved to act to delist the Company's shares from trading on the TASE. The last trading day in our shares on the TASE was January 26, 2016, and on January 28, 2016, our shares were delisted from trading on the TASE.

Item 10.ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

Articles of Association

Our shareholders approved our amended and restated Articles of Association on January 24, 2008, as well as certain additional amendments to the Articles of Association on April 11, 2012 and June 8, 2016. Our objective as stated in the Articles of Association is to carry on any business and perform any act which is not prohibited by law.

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

Our Articles of Association require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place, either within or without the State of Israel, determined by the board of directors, upon 21 days' prior notice to our shareholders or 35 days' prior notice to the extent required with respect to certain matters as required under the regulations to the Companies Law. In general, no business may be commenced at a general meeting until a quorum of two or more shareholders holding at least 33 1/3% of the voting rights is present in person or by proxy. Shareholders may vote in person or by proxy.

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

•

Amendments to our Articles of Association; and

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

1.A private placement that meets all of the following conditions:

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

2.A private placement which results in anyone becoming a "controlling shareholder" of the public company.

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

C.Material Contracts

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

Information regarding our real property leases is provided in "Item 4 – Information on the Company – Property, Plant and Equipment" and "Item 19 – Exhibits."

D.Exchange Controls

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

E.Taxation

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

"Preferred Income" is defined as income from the sale of products of the "Preferred Enterprise" (including components that were produced by other enterprises); income from the sale of semiconductors by other non-related enterprises which use the Preferred Enterprise's self-developed know-how; income for providing a right to use the Preferred Enterprise's know-how or software; royalties from the use of the know-how or software which was confirmed by the chief of the appointed authority to be related to the production activity of the "Preferred Enterprise" and services with respect to the aforementioned sales. In addition, the definition of "Preferred Income" also includes income from the provision of industrial R&D services to foreign residents to the extent that the services were approved by the Head of Research for the Industrial Development and Administration, and subject to the conditions under the Investment Law.

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

Chapter B2 of the Investment Law determines the conditions and limitations applying to the tax benefits offered to a "Special Preferred Enterprise." Chapter B2 determines that a "Special Preferred Enterprise" is entitled to benefited corporate income tax rate: of 5% if located in a preferred zone and 8% if not.

"Special Preferred Enterprise" is defined as a "Preferred Enterprise" which meets all of the following conditions: (a) its Preferred Income is equal to or exceeds NIS 1 billion; (b) the total income of the company which owns the "Preferred Enterprise" or which operates in the same field of the "Preferred Enterprise" and which consolidates in its financial reports the company that owns the "Preferred Enterprise" equals or exceeds NIS 10 billion; and (c) its business plan was approved by the authorities as significantly benefitting the Israeli economy, either by an investment of at least NIS 400 - 800 million in assets; Annual growth of 100 - 150 million NIS in R&D (or half of this amount if the average annual R&D is above NIS 500 million) compared to the average R&D in the three tax years prior to the year of approval; or the employment of at least 250 to 500 new employees, for preferred zones and regular zones, respectively.

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

On December 29, 2016 the Israeli Parliament (the "Knesset") enacted the "Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016" in which the Investment Law was also amended (hereinafter: “the Amendment”). The Amendment added new tax benefit tracks for a “preferred technological enterprise” and a “special preferred technological enterprise” which award reduced tax rates to a technological industrial enterprise for the purpose of encouraging activity relating to the development of qualifying intangible assets.

The benefits will be awarded to a “preferred company” that has a “preferred technological enterprise” or a “special preferred technological enterprise” with respect to taxable “preferred technological income” per its definition in the Investment Law.

Preferred technological income that meets the conditions required in the law, will be subject to a reduced corporate tax rate of 12%, and if the preferred technological enterprise is located in "Development Area A" in Israel - to a reduced tax rate of 7.5%. A company that owns a special preferred technological enterprise will be subject to a reduced corporate tax rate of 6% regardless of the development area in which the enterprise is located. The Amendment is effective as from January 1, 2017.

On June 14, 2017 the Knesset Finance Committee approved "Encouragement of Capital Investment Regulations (Preferred Technological Income and Capital Gain of Technological Enterprise) – 2017" (hereinafter: “the Regulations”), which provides rules for applying the “preferred technological enterprise” and “special preferred technological enterprise” tax benefit tracks, including the Nexus formula that provides the mechanism for allocating the technological income eligible for the benefits.

Should the Company derive income from sources other than the “preferred technological enterprise”, such income will be taxable at the "Preferred Company" tax rate (for manufacturing activity in Israel) or regular corporate tax rates for the applicable year.

As a result of the aforesaid legislation, starting 2021 the Company is expected to implement the “preferred technological enterprise” tax benefit track; however, the transition to this tax benefit track is not expected to significantly change the Company's effective tax rate and the deferred tax liabilities and deferred tax assets that were recognized.

Law for the Encouragement of Research, Development and Technological Innovation in Industry, 1984

Under the terms of the pre-R&D Amendment regime, research and development programs approved by the Research Committee (the "Research Committee") of the IIA were eligible for grants or loans if they met certain criteria, in return for the payment of royalties from the sale of the product developed in accordance with the program and subject to other restrictions. Once a project was approved, the IIA would award grants of up to 50% of the project's expenditures in return for royalties, usually at the rate of 3% of sales of products developed with such grants. For projects approved after January 1, 1999, the amount of royalties payable is up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR.

The terms of these grants prohibited the manufacture outside of Israel of the product developed in accordance with the program without the prior consent of the Research Committee of the IIA. Such approval, if granted, was generally subject to an increase in the total amount to be repaid to the IIA to between 120% and 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel.

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

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Under the Industry Encouragement Law, an "Industrial Company" is defined as a company which is an Israeli resident and incorporated in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production activity.

We believe that we currently qualify as an "Industrial Company" within the definition of the Industry Encouragement Law. No assurance can be given that we will continue to qualify as an "Industrial Company" or that the benefits described above will be available in the future.

Calculation of Results for Tax Purposes

The Israeli Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Investors' Companies and Certain Partnerships and Determining Their Taxable Income), 1986, provide that as a "Foreign Investors' Company" (as defined in the Investment Law described above) is eligible to calculate its taxable income in accordance with these regulations, and therefore, if we elect to follow such regulations, our taxable income or loss is to be calculated in US Dollars. We have elected to apply these regulations and accordingly our taxable income or loss is calculated in US Dollars in the manner set forth in such regulations.

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

A "substantial shareholder" will be subject to a withholding tax rate of 30% in respect of real capital gains derived from the sale of shares issued by a company in which he or she is a "substantial shareholder." The determination of whether the individual is a "substantial shareholder" will be made on the date on which the securities are sold. In addition, the individual will be deemed to be a "substantial shareholder" if at any time during the 12 months preceding the date of sale, he or she was a "substantial shareholder."

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends.

Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our shares at the rate of 25% or 30%, if such person (including a non-Israeli corporation) is a "substantial shareholder" at the time of recipient of the dividend or on any date in the 12 months preceding such date, which tax will be withheld at the source, unless a different rate is provided in a tax treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25% or 15% for a US corporation in the case of dividends paid out of the profits of an "Approved Enterprise" (as such term is defined in the Investment Law), subject to certain conditions. However, generally, the maximum rate of withholding tax on dividends that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year and the dividend is not paid from the profits of an "Approved Enterprise", the Israeli tax withheld may not exceed 12.5%, subject to certain conditions. A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

In case of dividends paid out of the profits of a "Preferred Enterprise", the applicable tax rate is 20% for individuals and 15% for a US corporations holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, subject to certain conditions.

Residents of the United States will generally have taxes in Israel withheld at source.

Excess Tax.

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% in 2017 and thereafter (2% in 2013-2016) on annual income exceeding a certain threshold (NIS 647,640 as of 2021, NIS 651,600 as of 2020, NIS 649,560 as of 2019, NIS 641,880 as of 2018, and NIS 640,000 as of 2017), including, but not limited to, dividends, interest and capital gains.

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

If a corporation is a passive foreign investment company, a U.S. shareholder will be subject to one of three alternative taxing regimes:

The simplest is the "QEF" regime. If the shareholder elects to treat the PFIC as a QEF, then each year the shareholder includes in its gross income a proportionate share of the PFIC's ordinary income and net capital gain. We do not currently intend to prepare or provide the information that would enable you to make a Qualified Election Fund election. A second regime may be elected if the PFIC stock is "marketable." The U.S. shareholder may elect to "mark the stock to market" each year. At the end of each taxable year, the shareholder recognizes gain equal to the excess of the fair market value of the PFIC stock over the shareholder's tax basis in the stock. Losses may also be recognized to the extent of previously recognized gains.

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

Backup Withholding Tax and Information Reporting Requirements

Generally, information reporting requirements will apply to distributions with respect to our shares or proceeds on the disposition of our shares paid within the United States (and, in certain cases, outside the United States) to U.S. investors other than certain exempt recipients, such as corporations. Furthermore, backup withholding (currently at 24%) may apply to such amounts if the U.S. investor fails to (i) provide a correct taxpayer identification number, (ii) report interest and dividends required to be shown on its U.S. federal income tax return, or (iii) make other appropriate certifications in the required manner. U.S. investors who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

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

The Israeli tax returns of the Company are open for examination by the Israeli Tax Authority for tax years beginning in 2016.

The Federal tax returns of our U.S. subsidiary are open for examination by the Federal Tax Authorities for tax years beginning in 2017. The New Jersey state tax returns of the U.S. subsidiary are open for examination by the New Jersey State Tax Authority for the tax years beginning in 2016. The California State Tax returns of the U.S. subsidiary are open for examination by the California State Tax Authority for tax years beginning in 2016. The Virginia State Tax returns of the U.S. subsidiary are open for examination by the Virginia State Tax Authority for tax periods beginning in 2018. The Tennessee State Tax returns of the U.S. subsidiary are open for examination by the Tennessee State Tax Authority for tax years beginning in 2018. The New Mexico and New York State Tax returns of the U.S. subsidiary are open for examination by the respective jurisdiction tax authorities for tax years beginning in 2018. The Texas State Tax returns of the U.S. subsidiary are open for examination by the Texas State tax authorities for tax years beginning in 2018. The Illinois State Tax returns of the U.S. subsidiary are open for examination by the by the Illinois State tax authorities for tax years beginning in 2020.

The Danish tax returns of our Danish subsidiary are open for examination by the Danish Tax Authority for tax years beginning on January 1, 2016.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by experts

Not applicable.

H.Documents on Display

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

I.Subsidiary information

Not applicable.

Item 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Interest Rate Risk

As of December 31, 2020, our investment portfolio consisted of approximately US$ 50.4 million invested in corporate and government debt securities. These securities are classified as "held to maturity." All of the Company's investments are in fixed-rate instruments. In addition, since the securities are "held to maturity", any changes in fair value of the Company's instruments due to fluctuations in the interest rates that are not classified as other-than-temporary impairment (OTTI), do not affect the Company's profit or loss.

For quantitative information on the Company's marketable securities, please see Note 5 to our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2020, we did not have any short or long term interest bearing loans or debts, hence with respect to the Company's business operations, we do not have any exposure to interest rate risk.

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

As of December 31, 2020, we had accounts receivable in NIS or in funds linked thereto in the amount of US$ 4,210 thousand. Market risk was estimated as the potential decrease in balance resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the balance of our accounts receivable would decrease by US$ 383 thousand. As of December 31, 2020, we had accounts payable in NIS or linked thereto in the amount of US$ 10,522 thousand. Market risk was estimated as the potential increase in balance resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such decrease in the Dollar exchange rate, the balance of our accounts payable would increase by US$ 1,175 thousand.

As of December 31, 2020, we had accounts receivable in EURO and DKK, or in funds linked thereto, in the amount of US$ 591 thousand. Market risk was estimated as the potential decrease in balance resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the balance of our accounts receivable would decrease by US$ 54 thousand. As of December 31, 2020, we had accounts payable in EURO and DKK, or linked thereto, in the amount of US$ 1,363 thousand. Market risk was estimated as the potential increase in balance resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such decrease in the Dollar exchange rate, the balance of our accounts payable would increase by US$ 151 thousand.

In 2020, there was a decrease of 6.97% in the Dollar exchange rate to the NIS which resulted in an aggregate increase in the fair value of our assets of US$ 469 thousand and an aggregate increase in the fair value of our liabilities of US$ 983 thousand.

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

Our operating expenses may be affected by fluctuations in the value of the U.S. dollar as it relates to the NIS. By way of example, a hypothetical 10% weakening in the value of the U.S. Dollar relative to the NIS in 2020 would have resulted in an increase in operating expenses of approximately US$ 1,101 thousand for the year ended December 31, 2020. In addition, our operating expenses may be affected by fluctuations in the value of the U.S. Dollar as it relates to the DKK. By way of example, a hypothetical 10% weakening in the value of the U.S. dollar relative to the DKK in 2020, would have resulted in an increase in operating expenses of approximately US$ 610 thousand for the year ended December 31, 2020.

As of December 31, 2020, all of our investments, other than a portion of our cash and cash equivalents comprising a small portion of our overall investment portfolio, consisted of investments denominated in U.S. Dollars, and our portfolio is therefore not subject to significant exposure to foreign currency exchange risk.

As of December 31, 2020, we were not engaged in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations.

Credit Risk

Our investment portfolio includes "held to maturity" marketable securities. These securities include investments issued by highly rated corporations. As of December 31, 2020, the rating of the securities in our portfolio was at least BBB+ . Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations), which were exacerbated by the recent turmoil that has affected the financial markets and the global economy and caused credit issues for a number of reputable financial institutions. Any changes in fair value of our investment securities due to credit risk do not affect our profit or loss unless there is other than temporary impairment (see Note 2G to our financial statements for the year ended December 31, 2020). For additional information see "Item 3.D. Key Information – Risk Factors."

As of December 31, 2020, we were not required to adjust the carrying value of our investment securities since there were no other-than-temporary impairments.

Our top three customers accounted for approximately 36% of our revenues in 2020. We expect that a small number of customers will continue to account for a significant portion of our revenues for the foreseeable future. Difficulties in the fulfillment of the financial obligations of one or more of such customers may expose us to credit risk and may have a material adverse effect on our business and our financial condition and results. For additional information see "Item 3.D. Key Information – Risk Factors." Difficulties in the fulfillment of financial obligations of one or more of our customers may have an adverse effect on our ability to consummate the collection of consideration payable under purchase orders placed by, or invoiced to, such customers under one or more Design Wins in relation to which such customers operate" and Note 13B to our financial statements for the year ended December 31, 2020.

Item 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II.

Item 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15.CONTROLS AND PROCEDURES

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

Management assessed our internal control over financial reporting as of December 31, 2020, the end of our fiscal year. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control — Integrated Framework (2013)."

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2020, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. We reviewed the results of management's assessment with the audit committee of our Board of Directors.

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

Item 15A.CONTROLS AND PROCEDURES

Not Applicable.

Item 16.Reserved

Item 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors had determined that both Ms. Ayelet Aya Hayak and Mr. Ilan Erez were our audit committee financial experts.

Item 16B.CODE OF ETHICS

Our company has adopted a code of ethics, which applies to all our employees, office holders and directors, including our Chief Executive Officer, our Chief Financial Officer, our VP Finance, Director of Finance and our Corporate Controller.

Item 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services for the audit of the Company's consolidated annual financial statements for the years ended December 31, 2020 and 2019, audit-related services and tax services rendered by Somekh Chaikin, a member firm of KPMG International.

	2020	2019
Audit Fees(1)	$120,000	$120,000
Audit-Related Fees(2)	$5,900	-
Tax Fees(3)	$77,522	$9,234

(1)

Audit Fees consist of fees for professional services rendered for the audit of the Company's annual consolidated financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)

Audit-Related Fees consist of accounting consultation and consultation on financial accounting standards, not arising as part of the audit, as well as procedures performed over registration statements.

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

Item 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

Item 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased	Average Price Paid per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Plan	Approximate Dollar Value that May Yet Be Purchased Under the Plan (US$)
January 1, 2020 - January 31, 2020(1)	40,164	35.631	292,552	5,616,603
February 1, 2020 - February 28, 2020(1)	43,176	33.619	335,728	4,165,059
March 1, 2020 - March 31, 2020(1)	75,070	26.235	410,798	2,195,622
April 1, 2020 - April 30, 2020(1)	70,602	28.666	481,400	171,768
May 1, 2020 - May 1, 2020(1)	4,542	31.308	485,942	29,567
May 6, 2020 - May 31, 2020(2)	24,276	32.837	510,218	14,202,848
May 1, 2020 - May 31, 2020(1)(2)	28,818	32.596	510,218	14,202,848
June 1, 2020 - June 30, 2020(2)	33,589	34.919	543,807	13,029,951
July 1, 2020 - July 31, 2020(2)	29,311	37.636	573,118	11,926,800
August 1, 2020 - August 31, 2020(2)	31,408	37.415	604,526	10,751,657
September 1, 2020 - September 30, 2020(2)	39,687	32.757	644,213	9,451,632
October 1, 2020 - October 31, 2020(2)	32,586	34.316	676,799	8,333,409
November 1, 2020 - November 30, 2020(2)	40,166	37.540	716,965	6,825,592
December 1, 2020 - December 31, 2020(2)	38,582	40.774	755,547	5,252,446

(1)   On May 2, 2019, our Board of Directors authorized and began implementation of a one-year share repurchase plan of Ordinary Shares from the Company's shareholders, for a total amount which shall not exceed $15,000,000. Repurchases may be made through May 1, 2020, in the open market and will be in accordance with applicable securities laws and regulations. The timing and amount of each repurchase transaction was subject to a variety of factors and did not obligate the Company to acquire any specific number of ordinary shares and authorized management to determine at its discretion, at any time, whether to continue, suspend, or terminate the plan. An aggregate of 485,942 of our ordinary shares were repurchased between May 22, 2019 and May 1, 2020.

(2)   On April 30, 2020, our Board of Directors determined that it is in the Company's best interest to pursue a new repurchase plan of Ordinary Shares from the Company's shareholders, for a total amount which shall not exceed $15,000,000, upon similar terms to the prior plan, and which shall be in effect for a one-year period commencing on May 4, 2020, unless otherwise determined by the Board of Directors.

Item 16F.CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not Applicable.

Item 16G.CORPORATE GOVERNANCE

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

•

A majority of our Board of Directors may not necessarily be comprised of independent directors as defined in the NASDAQ Listing Rules, however, a majority of our audit committee are independent directors in accordance with NASDAQ Listing Rule 5605(a)(2). Our directors are elected to our Board of Directors in accordance with the new directors voting mechanism approved by our shareholders on the Annual General Meeting which took place on June 8, 2016. According to said directors voting mechanism, directors are divided into three groups, Group A, Group B and Group C. Each group is brought for re-election once every three years, on a rotating basis, such that at each annual general meeting of the shareholders a given group of directors is brought for election, to serve on a continuous basis for a three-year term, until the third annual general meeting following the meeting on which such group was elected for service and until their respective successors are duly elected, at which point their term in office shall expire. At each annual general meeting, the annual general meeting shall be entitled to elect directors to replace the directors whose three-year term in office has expired, and so on ad infinitum, so that each year, the term in office of one group of directors shall expire. The nominations for director which are presented to our shareholders are generally made by our board of directors. Pursuant to the Companies Law, one or more shareholders of a company holding at least one percent of the voting power of the company may nominate a currently serving external director for an additional three-year term. Israeli law does not require the adoption of, and our board has not adopted, a formal written charter or board resolution addressing the nomination process and related matters. Compensation of our directors and other office holders of the Company is determined in accordance with Israeli law;

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

•

As opposed to NASDAQ Listing Rule 5620(c)(3), which sets forth a minimum quorum for a shareholders meeting, under Israeli law a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our current Articles of Association provide that a quorum of two or more shareholders, present in person or by proxy, holding shares conferring in the aggregate more than thirty-three and a third (33 1/3%) percent of the voting power of the Company is required;

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

•

Our Board of Directors determined that the Company meets all of the requirements of the Israeli Companies Regulations (Relief for Companies Whose Shares Are Registered for Trading Outside of Israel), 2000 (the "Regulations"), pursuant to which Israeli companies which meet all of the following conditions may opt-out of certain Israeli regulations governing the appointment of external directors and the composition of the audit and compensation committees (the "Israeli Dahatz Rules"): (1) the Company's shares are listed on a foreign stock exchange which is referenced in Section 5A(c) of the Regulations, which includes, among others, the New York Stock Exchange (NYSE); NASDAQ Global Select Market; and NASDAQ Global Market; (2) the Company does not have a controlling shareholder; and (3) the Company complies with the requirements of the foreign securities laws and stock exchange regulations relating to appointment of independent directors and composition of the audit and compensation committees as applicable to companies which are incorporated under the laws of such foreign countries. The Board of Directors approved the opt-out of the Israeli Dahatz Rules and follow the requirements of the NASDAQ Listing Rules and the rules under the Securities Act relating to appointment of independent directors and composition of the audit and compensation committees which are applicable to companies which are incorporated under the laws of the United States, effective July 29, 2020.

Item 16H.MINE SAFETY DISCLOSURE

Not Applicable.

PART III.

Item 17.FINANCIAL STATEMENTS

Not Applicable.

Item 18.FINANCIAL STATEMENTS

See pages F-1 to F-54.

Item 19.EXHIBITS

1.1

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

4.1

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

4.3

Amendment to the lease agreement between the Company and Naji Ezekiel & Sons - Management and Maintenance Ltd., dated January 22, 2019, as filed with the Securities and Exchange Commission on April 25, 2019, and incorporated herein by reference. As this sublease agreement and the amendment are written in Hebrew, a summary was included in the Exhibit.

4.4

Lease agreement between Silicom Connectivity Solutions, Inc. and York Property, LLC for space in Charlottesville, Virginia, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2019, as filed with the Securities and Exchange Commission on April 27, 2020, and incorporated herein by reference.

4.5

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

4.6

Lease agreement between Silicom Ltd. and the Lessor (as defined therein) for space in Yokne'am, Israel dated March 22, 2020, as this sublease agreement and the amendment are written in Hebrew, a summary was included in Exhibit 4.9 to our annual report on Form 20-F for the fiscal year ended December 31, 2019, as filed with the Securities and Exchange Commission on March 24, 2015, and incorporated herein by reference.

4.7

The Amended Executive Compensation Policy of the Company approved by the Shareholders on June 5, 2019, filed by us as Annex A to Exhibit 2 to the Form 6-K as filed with the Securities and Exchange Commission on April 30, 2019, and incorporated herein by reference.

8.1	List of subsidiaries. (*)

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
Shaike Orbach
Chief Executive Officer
April 28, 2021

Silicom Ltd.

and its Subsidiaries

Consolidated

Financial Statements

As of and for the year ended

December 31, 2020

Silicom Ltd. and its Subsidiaries

Consolidated Financial Statements as of December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Silicom Ltd.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Silicom Ltd. and subsidiaries (the Company) as of December 31, 2019 and 2020, the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Determination of the pattern of revenue recognition for customer contracts

As described in Note 2O to the consolidated financial statements, the Company derives revenues primarily from the sale of networking and data infrastructure solutions. Revenue is recognized over time for sales of goods manufactured to unique customer specifications, in which the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date if the customer were to terminate the contract. Revenue recognized over time is measured by the costs incurred to date relative to the estimated total direct costs to fulfill each contract.

We identified the assessment of the determination of the pattern of revenue recognition for customer contracts as a critical audit matter. Evaluating whether the Company transfers control of products over time requires the application of subjective auditor judgment. This judgment includes the determination of whether the promised goods have no alternative use to the Company and whether the Company has an enforceable right to payment, inclusive of a reasonable margin, for performance completed to date if the customer were to terminate the contract. The determination of whether control is transferred over time significantly influences the amount and timing of revenue recognized.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s revenue recognition process. This included a control related to the determination of whether the Company transfers control of certain products over time as they are manufactured. We evaluated the Company’s assessment of the revenue recognition patterns for a selection of customer contracts, including contracts for sales of products manufactured to unique customer specifications. For selected contracts, we inquired of the Company’s product and engineering department to understand whether the Company would incur practical limitations on its ability to readily direct the goods for another use, such as selling it to a different customer. We compared the facts and circumstances of the selected customer contracts per the Company’s assessment to significant terms and specifications per customer contracts, results of inquiries, and other relevant documents.

Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 1997.

Tel Aviv, Israel

March 15, 2021

Silicom Ltd. and its Subsidiaries

Consolidated Balance Sheets as of December 31

		2019	2020
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	4	16,469	20,676
Short-term bank deposits	2F	13,542	5,000
Marketable securities	2G, 5	14,045	35,117
Accounts receivable:
Trade, net	2H	24,936	21,660
Other	6	4,964	6,126
Inventories	7	36,491	47,650

Total current assets		110,447	136,229

Marketable securities	2G, 5	46,542	15,281

Assets held for employees' severance benefits	11	1,640	1,833

Deferred tax assets	15G	1,798	1,790

Property, plant and equipment, net	8	3,574	4,110

Intangible assets, net	9	1,718	1,170

Operating leases right-of-use, net	10	3,783	9,913

Goodwill		25,561	25,561

Total assets		195,063	195,887

Avi Eizenman Chairman of the Board of Directors	Shaike Orbach Chief Executive Officer	Eran Gilad Chief Financial Officer

Kfar-Saba, Israel

March 15, 2020

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Balance Sheets as of December 31 (Continued)

		2019	2020
	Note	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable		16,419	14,610
Other accounts payable and accrued expenses		8,823	12,953
Operating lease liabilities	10	1,090	1,813

Total current liabilities		26,332	29,376

Long-term liabilities
Operating lease liabilities	10	2,693	8,282
Liability for employees' severance benefits	11	2,910	3,256
Deferred tax liabilities	15G	205	136

Total liabilities		32,140	41,050

Shareholders' equity	12
Ordinary shares, ILS 0.01 par value; 10,000,000 shares authorized; 7,618,676 and 7,670,033 issued as at December 31, 2019 and 2020, respectively; 7,351,317 and 6,899,515 outstanding as at December 31, 2019 and 2020, respectively		22	22
Additional paid-in capital		57,130	60,117
Treasury shares (at cost) 267,359 and 770,518 ordinary shares as at December 31, 2019 and 2020, respectively		(8,009)	(24,807)
Retained earnings		113,780	119,505

Total shareholders' equity		162,923	154,837

Total liabilities and shareholders’ equity		195,063	195,887

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Operations for the Year Ended December 31

		2018	2019	2020
		US$ thousands
	Note	Except for share and per share data

Sales*	2O, 13	133,753	105,240	107,398
Cost of sales		91,697	69,146	73,632

Gross profit		42,056	36,094	33,766

Operating expenses
Research and development**		14,820	15,075	17,244
Sales and marketing		6,642	6,647	6,209
General and administrative		3,943	4,159	4,065

Total operating expenses		25,405	25,881	27,518

Operating income		16,651	10,213	6,248
Financial income, net	14	923	1,646	1,034

Income before income taxes		17,574	11,859	7,282

Income taxes	15	2,937	1,623	1,557

Net income		14,637	10,236	5,725

Income per share:
Basic income per ordinary share (US$)	2U	1.938	1.361	0.804

Diluted income per ordinary share (US$)		1.912	1.352	0.800

Weighted average number of ordinary shares used to compute basic income per share (in thousands)		7,552	7,520	7,118

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)		7,657	7,573	7,157

* Including sales to related parties in the amount of US$ 1,063 thousand, US$ 0 thousand and US$ 0 thousand in 2018, 2019 and 2020, respectively.

** Including services from related parties in the amount of US$ 311 thousand, US$ 0 thousand and US$ 0 thousand in 2018, 2019 and 2020, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

	Ordinary shares		Additional paid-in capital	Treasury shares	Retained earnings	Total shareholders’ equity
	Number of shares(1)	US$ thousands

Balance at January 1, 2018	7,549,531	22	51,909	(38)	88,907	140,800

Exercise of options and RSUs(2)	9,674	*-	288	-	-	288
Share-based compensation	-	-	2,424	-	-	2,424
Net income	-	-	-	-	14,637	14,637

Balance at December 31, 2018	7,559,205	22	54,621	(38)	103,544	158,149

Exercise of options and RSUs(2)	44,500	*-	154	-	-	154
Purchase of treasury shares	(252,388)	-	-	(7,971)	-	(7,971)
Share-based compensation	-	-	2,355	-	-	2,355
Net income	-	-	-	-	10,236	10,236

Balance at December 31, 2019	7,351,317	22	57,130	(8,009)	113,780	162,923

Exercise of options and RSUs(2)	51,357	*-	276	-	-	276
Purchase of treasury shares	(503,159)	-	-	(16,798)	-	(16,798)
Share-based compensation	-	-	2,711	-	-	2,711
Net income	-	-	-	-	5,725	5,725

Balance at December 31, 2020	6,899,515	22	60,117	(24,807)	119,505	154,837

(1)	Net of shares held by Silicom Inc. and Silicom Ltd.
(2)	Restricted share units (hereinafter - "RSUs")
*	Less than 1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows for the Year Ended December 31

	2018	2019	2020
	US$ thousands
Cash flows from operating activities
Net income	14,637	10,236	5,725

Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,293	1,997	2,384
Impairment of intangible assets	-	-	1,657
Write-down of obsolete inventory	6,211	2,106	1,578
Discount on marketable securities, net	32	144	244
Share-based compensation expense	2,424	2,355	2,711
Deferred taxes, net	5	(699)	(61)
Changes in assets and liabilities:
Accounts receivable - trade	16,985	(1,441)	3,467
Accounts receivable - other	(3,384)	4,385	(1,362)
Accounts receivable - related parties	261	364	-
Change in liability for employees' severance benefits, net	(79)	175	153
Inventories	2,540	3,529	(13,336)
Trade accounts payable	3,059	769	(2,076)
Other accounts payable and accrued expenses	(314)	2,824	3,872
Accounts payable - related parties	8	(18)	-
Net cash provided by operating activities	45,678	26,726	4,956

Cash flows from investing activities
Investment in short-term bank deposits, net	-	(13,542)	8,542
Purchase of property, plant and equipment	(1,345)	(1,441)	(1,694)
Investment in intangible assets	(1,022)	(1,018)	(1,487)
Proceeds from maturity of marketable securities	7,750	1,997	16,629
Purchases of marketable securities	(41,670)	(15,604)	(6,558)
Net cash provided by (used in) investing activities	(36,287)	(29,608)	15,432

Cash flows from financing activities
Exercise of options	288	154	276
Purchase of treasury shares	-	(7,971)	(16,798)
Net cash provided by (used in) financing activities	288	(7,817)	(16,522)

Effect of exchange rate changes on cash balances held	108	360	341

Increase (decrease) in cash and cash equivalents	9,787	(10,339)	4,207

Cash and cash equivalents at beginning of year	17,021	26,808	16,469
Cash and cash equivalents at end of year	26,808	16,469	20,676

Supplementary cash flow information
A. Non-cash transactions:
Investments in property, plant and equipment	146	97	347
B. Cash paid during the year for:
Income taxes	3,260	1,103	1,284

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

A.Financial statements in US dollars

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

B.Basis of presentation

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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

C.Estimates and assumptions

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include revenue recognition over time, income taxes, inventories, marketable securities, goodwill, intangible assets and share-based compensation.

D.Business combinations

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

E.Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less from the date of deposit to be cash equivalents.

F.Short-term bank deposits

Short term bank deposits consist of bank deposits with original maturities of more than three months and up to twelve months. As of December 31, 2020, the Company's short-term bank deposits consist of bank deposits in US dollars carrying a weighted average interest rate of 2.05%.

These short-term bank deposits are held with a major Israeli bank, and their use and withdrawal are not subject to any restrictions.

G.Marketable securities

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

G.Marketable securities (cont’d)

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

H.Trade accounts receivable, net

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

As of December 31, 2019 and 2020, the provision for doubtful accounts receivable amounted to US$ 20 thousand.

I.Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the "weighted average-cost" method.

The Company writes down obsolete or slow moving inventory to its net realizable value.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

J.Assets held for employees’ severance benefits

Assets held for employees’ severance benefits represent contributions to severance pay funds and cash surrender value of insurance policies. The assets are recorded at their current cash redemption value.

K.Property, plant and equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful life of the assets at the following annual rates:

%
Machinery and equipment	15 - 33
Office furniture and equipment	6 - 33
Leasehold improvements	*

*	Over the shorter term of the lease or the useful life of the asset

L.Goodwill and other intangible assets

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

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed. During the year ended December 31, 2020, no impairments were found and therefore no impairment losses were recorded.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

L.Goodwill and other intangible assets (cont’d)

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in amortization of such intangible assets in the straight-line method.

M.Impairment of long-lived assets

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

N.Leases

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02. The guidance establishes a right-of-use model ("ROU") that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. The Company determines if an arrangement is or contains a lease at contract inception.

The Company adopted the new accounting standard ASC 842 "Leases" and all the related amendments on January 1, 2019.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease.

Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

As of December 31, 2020, all of the company's leases are operating leases.

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

The Company's lease agreements have remaining lease terms up to 10 years. Some of these agreements include options to extend the leases for up to 5 years and some include options to terminate the leases immediately. Some of our vehicle lease agreements include rental payments based on the actual usage of the vehicles and other lease agreements include rental payments adjusted periodically for inflation. The agreements related to leases in Israel are in Israeli Shekel ("ILS") or in ILS, linked to the Israeli Consumer Price Index or to the US Dollars. The agreements related to leases in the USA are in US Dollars and the agreements related to leases in Denmark are in Danish Krone ("DKK"). The Company's lease agreements do not contain any residual value guarantees. See Note 10.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

O.Revenue recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers, a new accounting standard related to revenue recognition. ASC 606 supersedes nearly all U.S. GAAP on revenue recognition and eliminated industry-specific guidance. The underlying principle of ASC 606 is to recognize revenue when a customer obtains control of the promised goods at an amount that reflects the consideration that is expected to be received in exchange for those goods. It also requires increased disclosures including the nature, amount, timing, and uncertainty of revenues and cash flows related to contracts with customers. The Company adopted ASC 606 at the beginning of the first quarter of fiscal year 2018 and implemented new accounting policies and internal controls necessary to support the requirements of ASC 606.

The Company derives revenues primarily from the sale of networking and data infrastructure solutions.

The Company recognizes revenue upon transfer of control of the promised goods in a contract with a customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. Transfer of control occurs once the customer has the contractual right to use the product, generally upon shipment or once delivery and risk of loss has transferred to the customer. The Company accounts for a contract with customer when it has approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The Company identifies separated contractual performance obligations and evaluates each distinct performance obligation within a contract, whether it is satisfied at a point in time or over time. Revenue is recognized over time for sales of goods manufactured to unique customer specifications, in which the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date if the customer were to terminate the contract. Revenue recognized over time is measured by the costs incurred to date relative to the estimated total direct costs to fulfill each contract. Incurred costs represent work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Contract costs include labor, materials and overhead.

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

P.Research and development costs

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

Q.Allowance for product warranty

The Company grants service warranties related to certain products to end-users. The Company estimates its obligation for such warranties to be immaterial on the basis of historical experience. Accordingly, these financial statements do not include an accrual for warranty obligations.

R.Treasury shares

Treasury shares are recorded at cost and presented as a reduction of shareholders' equity.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

S.Income taxes

Deferred taxes are accounted for under the asset and liability method based on the estimated future tax effects of temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are presented as non-current assets and liabilities and measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured as the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

T.Share-based compensation

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

U.Basic and diluted earnings per share

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

The following table summarizes information related to the computation of basic and diluted income per ordinary share for the years indicated.

	Year ended December 31
	2018	2019	2020
Net income attributable to ordinary shares (US$ thousands)	14,637	10,236	5,725

Weighted average number of ordinary shares outstanding used in basic income per ordinary share calculation	7,552,094	7,520,389	7,118,244

Add assumed exercise of outstanding dilutive potential ordinary shares	105,236	52,228	38,519

Weighted average number of ordinary shares outstanding used in diluted income per ordinary share calculation	7,657,330	7,572,617	7,156,763

Basic income per ordinary shares (US$)	1.938	1.361	0.804

Diluted income per ordinary shares (US$)	1.912	1.352	0.800

Weighted average number of shares related to options and RSUs excluded from the diluted earnings per share calculation because of anti-dilutive effect	171,086	351,610	180,916

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

V.Comprehensive Income

For the years ended December 31, 2018, 2019 and 2020, comprehensive income equals net income.

W.Fair Value Measurements

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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

X.Concentrations of risks

(1)Credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and assets held for employees’ severance benefits. Cash and cash equivalents balances of the Company, which are subject to credit risk, consist of cash accounts held with major financial institutions. Short-term bank deposits balances of the Company, which are subject to credit risk, consist of short-term bank deposits held with a major Israeli Bank. Marketable securities consist of held to maturity marketable securities issued by highly rated corporations. As of December 31, 2019 and 2020, the ratings of the securities in the Company's portfolio was at least A- and BBB+ respectively. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations). The Company closely monitors extensions of credit and has never experienced significant credit losses.

On January 1, 2020, the Company adopted ASU 2016-13 (Topic 326) Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, as further clarified by the Financial Accounting Standards Board (the "FASB") through the issuance of additional related ASUs, which requires the measurement and recognition of current expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss model, which requires the use of forward-looking information to calculate credit loss estimates. The Company adopted the standard under the modified retrospective approach. Upon adoption, the standard did not have a material impact on the Consolidated Financial Statements. We continue to monitor the financial implications of the COVID-19 pandemic on expected credit losses.

(2)Significant customers

The Company's top three customers accounted for approximately 36% of its revenues in 2020. The Company expects that a small number of customers will continue to account for a significant portion of its revenues for the foreseeable future. See Note 13.

Y.Liabilities for loss contingencies

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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

Z.Recent Accounting Pronouncements

(1)In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which removes certain exceptions for: recognizing deferred taxes for investments, performing intraperiod tax allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. This ASU is effective for annual periods in fiscal years beginning after December 15, 2020. The Company does not expect the adoption of ASU 2019-12 to have a material impact on its consolidated balance sheets, results of operations, cash flows or presentation thereof.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Acquisitions

A.ADI Engineering, Inc.

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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 4 - Cash and Cash Equivalents

	December 31
	2019	2020
	US$ thousands

Cash	13,382	19,477
Cash equivalents *	3,087	1,199
	16,469	20,676

*	Comprised mainly of deposits in banks as at December 31, 2019 and 2020 carrying a weighted average interest rate of 1.04% and 0.84%, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Marketable Securities

The Company's investment in marketable securities as of December 31, 2019 and 2020 are classified as ''held-to-maturity'' and consist of the following:

	Amortized cost basis**	Gross unrealized holding gains	Gross unrealized holding (losses)	Aggregate fair value*
	US$ thousands
At December 31, 2020
Held to maturity:
Corporate debt securities and government debt securities
Current	35,445	265	(102)	35,608
Non-Current	15,365	339	-	15,704

	50,810	604	(102)	51,312

At December 31, 2019
Held to maturity:
Corporate debt securities and government debt securities
Current	14,170	24	(97)	14,097
Non-Current	46,955	408	(112)	47,251

	61,125	432	(209)	61,348

*	Fair value is being determined using quoted market prices in active markets (Level 2).
**	Including accrued interest in the amount of US$ 538 thousand and US$ 412 thousand as of December 31, 2019 and 2020, respectively.
The accrued interest is presented as part of other receivables on the balance sheet.

Activity in marketable securities in 2020	US$ thousands

Balance at January 1, 2020	61,125

Purchases of marketable securities	6,558
Discount on marketable securities, net	(244)
Proceeds from maturity of marketable securities	(16,629)
Balance at December 31, 2020	50,810

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Marketable Securities (Cont’d)

The following table summarizes the gross unrealized losses on investment securities for which other-than-temporary impairments have not been recognized and the fair value of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2020:

	Less than 12 months		12 months or more		Total
Held to maturity:	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value

Corporate debt securities and government debt securities	(2)	1,105	(100)	6,770	(102)	7,875

The unrealized losses on the investments were caused by changes in interest rate. The Company has the ability and intent to hold these investments until maturity and it is more likely than not that the Company will not be required to sell any of the securities before recovery; therefore these investments are not considered other than temporarily impaired.

Note 6 - Other Receivables

	December 31
	2019	2020
	US$ thousands

Advances to suppliers	805	618
Government authorities	2,758	3,668
Prepaid expense	553	477
Other receivables	848	1,363
	4,964	6,126

Note 7 - Inventories

	December 31
	2019	2020
	US$ thousands

Raw materials and components	20,986	29,362
Products in process	7,137	10,041
Finished products	8,368	8,247
	36,491	47,650

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 8 - Property, Plant and Equipment, Net

	December 31
	2019	2020
	US$ thousands

Machinery and equipment	13,374	15,494
Office furniture and equipment	924	991
Leasehold improvements	2,528	2,884

Property, plant and equipment	16,826	19,369

Accumulated depreciation	(13,252)	(15,259)

Property, Plant and equipment, net	3,574	4,110

Depreciation expense for the years ended December 31, 2018, 2019 and 2020 were US$ 2,190 thousand, US$ 1,731 thousand and US$ 2,000 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 9 - Intangible Assets

		December 31
		2019	2020
	Useful life	US$ thousands
Original cost:
Capitalization of software development costs	3	1,946	2,983
Licenses	3	106	556
		2,052	3,539
Accumulated amortization:
Capitalization of software development costs		274	2,163
Licenses		60	206
		334	2,369

Intangible assets, net:
Capitalization of software development costs		1,672	820
Licenses		46	350
		1,718	1,170

Amortization expense for the years ended December 31, 2018, 2019 and 2020 were US$ 1,103 thousand, US$ 266 thousand and US$ 378 thousand, respectively. The company recorded an impairment charge of US$ 1,657 thousand in the year ended December 31, 2020, for software that will no longer be utilized by the company and the asset value and accumulated amortization were written off. The impairment was recorded in cost of sales.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 - Leases

A.The components of operating lease cost for the year ended December 31, 2020 and 2019 were as follows:

	Year ended December 31
	2019	2020
	US$ thousands

Operating lease costs	1,494	1,623
Variable lease payments not included in the lease liability	2	3
Short-term lease cost	287	285
Total operating lease cost	1,783	1,911

B.Supplemental cash flow information related to operating leases was as follows:

	Year ended December 31
	2019	2020
	US$ thousands

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	1,541	1,601
Right-of-use assets obtained in exchange for lease obligations (non-cash):
Operating leases	1,524	7,201

C.Supplemental balance sheet information related to operating leases was as follows:

	December 31
	2019	2020
	US$ thousands

Operating leases:
Operating leases right-of-use	3,783	9,913

Current operating lease liabilities	1,090	1,813
Non-current operating lease liabilities	2,693	8,282
Total operating lease liabilities	3,783	10,095

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 - Leases (cont’d)

C.Supplemental balance sheet information related to operating leases was as follows (cont’d):

	December 31
	2019	2020
	US$ thousands

Weighted average remaining lease term (years)	4.8	8.2

Weighted average discount rate	3.3%	2.4%

D.Future minimum lease payments under non-cancellable leases as of December 31, 2020 were as follows:

December 31, 2020
US$ thousands

2021	1,743
2022	1,575
2023	1,426
2024	1,161
After 2025	4,934
Total operating lease payments	10,839
Less: imputed interest	(744)
Present value of lease liabilities	10,095

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 - Assets Held and Liability for Employees' Severance Benefits

A.Under Israeli law and labor agreements, Silicom is required to make severance payments to retired or dismissed employees and to employees leaving employment in certain other circumstances.

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

B.According to Section 14 to the Severance Pay Law ("Section 14") the payment of monthly deposits by a company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to the employees that have entered into agreements with the company pursuant to such Section 14. Commencing July 1, 2008, the Company has entered into agreements with a majority of its employees in order to implement Section 14. Therefore, as of that date, the payment of monthly deposits by the Company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to those employees that have entered into such agreements and therefore the Company incurs no additional liability since that date with respect to such employees. Amounts accumulated in the pension funds or insurance policies pursuant to Section 14 are not supervised or administrated by the Company and therefore neither such amounts nor the corresponding accrual are reflected in the balance sheet.

C.Consequently, the assets held for employees' severance benefits reported on the balance sheet, in respect of deposits for those employees who have signed agreements pursuant to Section 14, represent the redemption value of deposits made through June 30, 2008. The liability for employee severance benefits, with respect to those employees, represents the liability of the Company for employees' severance benefits as of June 30, 2008.

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

D.Expenses recorded with respect to employees' severance payments for the years ended December 31, 2018, 2019 and 2020 were US$ 605 thousand, US$ 929 thousand and US$ 986 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity

Capital and reserves

On May 2, 2019, the Company's Board of Directors authorized and began implementation of a one-year share repurchase plan to repurchase up to $15 million of the Company's ordinary shares. On April 30, 2020 the Company's Board of Directors authorized another one-year share repurchase plan allowing the Company to invest up to $15 million to repurchase its ordinary shares. This plan has began as the previously announced $15 million one-year share repurchase plan was completed. Repurchases may be made in the open market and will be in accordance with applicable securities laws and regulations. The timing and amount of each repurchase transaction may depend on a variety of factors. The share repurchase plan does not obligate the Company to acquire any specific number of ordinary shares and may be suspended or terminated at any time at management’s discretion.

Share based compensation

A.On October 21, 2013 the Board resolved to adopt the Global Share Incentive Plan (2013) (the "2013 Plan") and to reserve up to 500,000 ordinary shares for issuance under the 2013 Plan to employees, directors, officers and consultants of the Company or of any subsidiary or affiliate of the Company. In January 2018, our Board approved the increase of the number of ordinary shares reserved for issuance under the 2013 Plan by 600,000 additional ordinary shares. Grants under the 2013 Plan, whether as options, restricted stock units, restricted stock or other equity based awards, including their terms, are subject to the Board of Directors' approval. Grants to directors and certain other officers are generally subject to the approvals of the Compensation Committee as well as Board of Directors, and grants to directors or a CEO (and under certain circumstances certain other officers) will also have to be approved by the Shareholders.

B.Options or RSUs granted to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the awards of options, or the ordinary shares issued upon their exercise, must be deposited with a trustee for at least two years following the date of grant. Under Section 102, any tax payable by an employee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares by the trustee to the employee or upon the sale of the awards or ordinary shares.

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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

C.During 2017 and 2020, the Company granted 78,000 and 86,000 RSUs respectively to certain of its directors, employees and consultants under the 2013 Plan. In relation to those grants:

1.The vesting period of the RSUs ranges between 2 to 3 years from the date of grant.

2.The fair value of RSUs is estimated based on the market value of the Company’s stock on the date of grant, less an estimate of dividends that will not accrue to RSUs holders prior to vesting.

3.The Company recognizes compensation expenses on these RSUs based on estimated grant date fair value, with the following assumptions:

	2017	2020
Expected dividend yield	2.68%	0%
Termination rate	1.74%	1.58%

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

D.On June 8, 2016, the Company granted, in the aggregate, 93,660 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:

1.The exercise price for the options (per ordinary share) was US$ 28.38 and the Option expiration date was the earlier to occur of: (a) June 8, 2024; and (b) the closing price of the shares falling below US$ 14.19 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant.

2.The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

E.On January 30, 2017, the Company granted, in the aggregate, 119,925 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:

1.The exercise price for the options (per ordinary share) was US$ 39.62 and the Option expiration date was the earlier to occur of: (a) January 30, 2025; and (b) the closing price of the shares falling below US$ 19.81 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant.

2.The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

F.On April 30, 2018, the Company granted, in the aggregate, 137,010 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:

1.The exercise price for the options (per ordinary share) was US$ 36.11 and the Option expiration date was the earlier to occur of: (a) April 30, 2026; and (b) the closing price of the shares falling below US$ 18.06 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant.

2.The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

G.On January 31, 2019, the Company granted, in the aggregate, 141,928 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:

1.The exercise price for the options (per ordinary share) was US$ 33.83 and the Option expiration date was the earlier to occur of: (a) January 31, 2027; and (b) the closing price of the shares falling below US$ 16.92 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant.

2.The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

H.On June 8, 2020, the Company granted, in the aggregate, 148,426 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:

3.The exercise price for the options (per ordinary share) was US$ 32.54 and the Option expiration date was the earlier to occur of: (a) June 8, 2028; and (b) the closing price of the shares falling below US$ 16.27 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant.

4.The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	0.75%
Expected dividend yield	0.0%
Average expected volatility (b)	45.29%
Termination rate	9%
Suboptimal factor (c)	3.16

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)

Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

I.The following table summarizes information regarding stock options as at December 31, 2020:

	Options outstanding		Options exercisable
		Weighted average		Weighted average
		remaining		remaining
Exercise price	Number	contractual life	Number	contractual life
US$	of options	(in years)	of options	(in years)

26.91	19,332	2.6	19,332	2.6

33.27	19,706	5.3	19,706	5.3

28.38	68,649	3.4	68,649	3.4

39.62	101,004	4.1	101,004	4.1

36.11	114,090	5.3	114,090	5.3

33.83	125,674	6.1	-	-

32.54	141,592	7.4	-	-

	590,047		322,781

The aggregate intrinsic value of options outstanding as of December 31, 2019 and 2020 is US$ 593 thousand and US$ 4,589 thousand, respectively.
The aggregate intrinsic value of options exercisable as of December 31, 2019 and 2020 is US$ 593 thousand and US$ 2,263 thousand, respectively.
The total intrinsic value of options exercised during the year ended December 31, 2019 and 2020, is US$ 28 thousand and US$ 240 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

J.The stock option activity under the abovementioned plans is as follows:

	Number of options	Weighted average exercise price	Weighted average grant date fair value
		US$	US$

Balance at January 1, 2018	249,911

Granted	137,010	36.11	14.71
Exercised	(9,674)	28.02	9.94
Forfeited	(11,752)	36.73	13.05

Balance at December 31, 2018	365,495

Granted	141,928	33.83	13.35
Exercised	(5,500)	28.09	10.03
Forfeited	(36,676)	35.88	13.50

Balance at December 31, 2019	465,247

Granted	148,426	32.54	14.82
Exercised	(12,357)	22.38	8.63
Forfeited	(11,269)	33.93	14.56

Balance at December 31, 2020	590,047
Exercisable at December 31, 2020	322,781

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

K.The Restricted Share Units activity under the abovementioned plans is as follows:

	Number of Restricted Share Units	Weighted average grant date fair value
		US$

Balance at January 1, 2018 and December 31, 2018	78,000

Vested	(39,000)	35.36

Balance at December 31, 2019	39,000

Granted	86,000	35.33
Vested	(39,000)	34.43

Balance at December 31, 2020	86,000

The aggregate intrinsic value of RSUs outstanding as of December 31, 2019 and December 31, 2020 is US$ 1,297 thousand and US$ 3,599 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

L.During 2018, 2019 and 2020, the Company recorded share-based compensation expenses. The following summarizes the allocation of the stock-based compensation expenses:

	Year ended December 31
	2018	2019	2020
	US$ thousands

Cost of sales	372	437	535
Research and development costs	953	900	959
Selling and marketing expenses	569	493	602
General and administrative expenses	530	525	615

	2,424	2,355	2,711

As of December 31, 2020, there were US$ 3,616 thousand of unrecognized compensation costs related to outstanding stock options and RSUs to be recognized over a weighted average period of 1.73 years.

The total tax benefit recognized in the consolidated statements of operations related to share based compensation expenses amounted to US$ 67 thousand for the year ended December 31, 2020.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Geographic areas and major customers

A.Information on sales by geographic distribution:

The Company has one operating segment.

Sales are attributed to geographic distribution based on the location of the customer.

	Year ended December 31
	2018	2019	2020
	US$ thousands

North America	108,024	77,161	65,142
Europe	21,038	20,956	35,570
Asia-Pacific	4,691	7,123	6,686

	133,753	105,240	107,398

B.Sales to single customers exceeding 10% of sales (US$ thousands):

	Year ended December 31
	2018	2019	2020
	US$ thousands

Customer "A"	305	2,428	13,468
Customer "B"	-	-	13,328
Customer "C"	18,855	17,107	12,278
Customer "D"	14,506	11,030	4,225
Customer "E"	14,220	121	44

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Geographic areas and major customers (cont'd)

C.Information on Long-Lived Assets - Property, Plant and Equipment and ROU assets by geographic areas:

The following table presents the locations of the Company’s long-lived assets as of December 31, 2019 and 2020:

	Year ended December 31
	2019	2020
	US$ thousands

North America	1,189	1,081
Europe	198	189
Israel	5,970	12,753

	7,357	14,023

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 14 - Financial Income (Expenses), Net

	Year ended December 31
	2018	2019	2020
	US$ thousands

Interest income	840	2,295	2,197
Discount on marketable securities, net	(32)	(144)	(244)
Exchange rate differences, net	208	(357)	(748)
Bank charges	(93)	(148)	(171)

	923	1,646	1,034

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income

A.Measurement of results for tax purposes under the Israeli Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) - 1986

As a "foreign invested company" (as defined in the Israeli Law for the Encouragement of Capital Investments-1959), the taxable income or loss and the tax basis of assets and liabilities of the Company’s Israeli operations are denominated in US Dollars.

B.Corporate tax rate in Israel

The regular corporate tax rate applied to taxable income of Israeli companies is 23% (as from 2018 onwards).

C.Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the "Law")

1.On December 29, 2010 the Knesset approved the Economic Policy Law for 2011-2012, which includes an amendment to the Law for the Encouragement of Capital Investments – 1959 (hereinafter – "the Amendment to the Law"). The Amendment to the Law is effective from January 1, 2011 and its provisions will apply to preferred income derived or accrued in 2011 and thereafter by a Preferred Company, per the definition of these terms in the Amendment to the Law.

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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont’d)

C.Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the "Law") (cont'd)

On December 29, 2016 the Israeli Parliament (the "Knesset") enacted the "Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016" in which the Law was also amended (hereinafter: “the Amendment”). The Amendment added new tax benefit tracks for a “preferred technological enterprise” and a “special preferred technological enterprise” which award reduced tax rates to a technological industrial enterprise for the purpose of encouraging activity relating to the development of qualifying intangible assets.

The benefits will be awarded to a “preferred company” that has a “preferred technological enterprise” or a “special preferred technological enterprise” with respect to taxable “preferred technological income” per its definition in the Law.

Preferred technological income that meets the conditions required in the law, will be subject to a reduced corporate tax rate of 12%, and if the preferred technological enterprise is located in "Development Area A" in Israel - to a reduced tax rate of 7.5%. A company that owns a special preferred technological enterprise will be subject to a reduced corporate tax rate of 6% regardless of the development area in which the enterprise is located. The Amendment is effective as from January 1, 2017.

On June 14, 2017 the Knesset Finance Committee approved "Encouragement of Capital Investment Regulations (Preferred Technological Income and Capital Gain of Technological Enterprise) – 2017" (hereinafter: “the Regulations”), which provides rules for applying the “preferred technological enterprise” and “special preferred technological enterprise” tax benefit tracks, including the Nexus formula that provides the mechanism for allocating the technological income eligible for the benefits.

Should the Company derive income from sources other than the “preferred technological enterprise”, such income will be taxable at the "Preferred Company" tax rate (for manufacturing activity in Israel) or regular corporate tax rates for the applicable year.

As a result of the aforesaid legislation, starting 2021 the Company is expected to implement the “preferred technological enterprise” tax benefit track; however, the transition to this tax benefit track is not expected to significantly change the Company's effective tax rate and the deferred tax liabilities and deferred tax assets that were recognized.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont’d)

C.Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the "Law") (cont'd)

2.In the event of distribution by the Company of dividends out of its retained earnings that were generated prior to the 2014 tax year and were tax exempt under the "Approved Enterprise" or "Benefited Enterprise" status, the Company would be subjected to a maximum of 25% corporate tax on the amount distributed, and a further 15% withholding tax would be deducted from the amounts distributed to the shareholders.

Out of the Company’s retained earnings as of December 31, 2020, approximately US$ 54,303 thousand are tax-exempt, under our previous "Approved Enterprise" and "Benefited Enterprise" status. If such tax-exempt income is distributed as a dividend (including a liquidation dividend), it would be taxed at the regular corporate tax rate applicable to such profits (subject to a maximum rate of 25%) and an income tax liability of up to approximately US$ 13,576 thousand would be incurred as of December 31, 2020. The Company anticipates that any future dividends distributed pursuant to its dividend policy, will be distributed from income sources which will not impose additional tax liabilities on the Company. The Company intends to reinvest its tax-exempt income. Accordingly, no deferred tax liability has been recognized for income attributable to the Company’s previous "Approved Enterprise" or "Benefited Enterprise" status. If the Company was to declare a dividend from its tax-exempt income, an income tax expense would be recognized in the period a dividend is declared.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont’d)

D.Taxation of the subsidiaries

1.The subsidiary Silicom Inc. files tax returns with US federal tax authorities and with state tax authorities in the states of New Jersey, California, Virginia, New York, New Mexico, Tennessee, Texas and Illinois.

The federal corporate income tax rate is 21%.

2.The subsidiary Silicom Denmark is taxed according to the tax laws in Denmark.

3.The Company has not provided for Israeli income and foreign withholding taxes on US$ 8,702 thousand of its non-Israeli subsidiaries' undistributed earnings as of December 31, 2020. The earnings could become subject to tax if earnings are remitted or deemed remitted as dividends or upon sale of a subsidiary.

The Company currently has no plans to repatriate those funds and intends to indefinitely reinvest them in its non-Israeli operations. The unrecognized deferred tax liability associated with these temporary differences was approximately US$ 1,188 thousand at December 31, 2020.

4.As of December 31, 2020, the net operating loss carry-forwards of the Companys’ subsidiaries for tax purposes amounted to approximately US$ 300 thousand. These losses are available to offset any future taxable income.

E.Tax assessments

1.For the Israeli jurisdiction the Company has final tax assessments for all years up to and including the tax year ended December 31, 2015.

2.For the US federal jurisdiction, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2016. For the New Jersey and California state jurisdictions, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2015. For the Virginia, Tennessee, New York and New Mexico state jurisdictions, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2017. For the Texas state jurisdiction, Silicom Inc. has open tax assessments for the years 2018 through 2020. For the Illinois state jurisdiction, Silicom Inc. has open tax assessment for the year 2020.

3.For the Danish jurisdiction, Silicom Denmark has final tax assessments for all years up to and including the tax year ended December 31, 2015.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont’d)

F.Income before income taxes and income taxes expense (benefit) included in the consolidated statements of operations

	Year ended December 31
	2018	2019	2020
	US$ thousands

Income before income taxes:
Israel	14,703	9,339	5,565
Foreign jurisdictions	2,871	2,520	1,717
	17,574	11,859	7,282

Current taxes:
Israel	2,400	1,732	1,260
Foreign jurisdictions	831	611	506
	3,231	2,343	1,766

Current tax (benefits) expenses relating to prior years:
Israel	(73)	(17)	50
Foreign jurisdictions	(226)	(4)	(198)
	(299)	(21)	(148)

Deferred taxes:
Israel	(106)	(904)	8
Foreign jurisdictions	111	205	(69)
	5	(699)	(61)

Income tax expense	2,937	1,623	1,557

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont’d)

G.Deferred tax assets and liabilities

The tax effects of significant items comprising the Company’s deferred tax assets and liabilities are as follows:

	December 31	December 31
	2019	2020
	US$ thousands	US$ thousands

Deferred tax assets:
Accrued employee benefits	327	368
Research and development costs	1,597	1,859
Operating loss carryforwards	196	66
Property, plant and equipment	31	-
Share based compensation	374	365
Intangible assets	347	287
Operating lease liabilities	-	1,121
Other	-	1
Total deferred tax assets	2,872	4,067

Deferred tax liabilities:
Intangible assets	(397)	(203)
Goodwill	(879)	(1,089)
Operating leases right-of-use, net	-	(1,100)
Other	(3)	(21)
Total deferred tax liabilities	(1,279)	(2,413)

Net deferred tax assets	1,593	1,654

In Israel	1,798	1,790
Foreign jurisdictions	(205)	(136)
Net deferred tax assets	1,593	1,654

Non-current deferred tax assets	1,798	1,790
Non-current deferred tax liabilities	(205)	(136)

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont’d)

H.Reconciliation of the statutory tax expense to actual tax expense

	Year ended December 31
	2018	2019	2020
	US$ thousands

Income before income taxes	17,574	11,859	7,282
Statutory tax rate in Israel	23.0%	23.0%	23.0%
	4,042	2,728	1,675

Increase (decrease) in taxes resulting from:
Non-deductible operating expenses	295	417	508
Prior years adjustments	(299)	(21)	(148)
Tax effect due to

"Preferred Enterprise" status*	(1,398)	(1,099)	(714)
Statutory rate differential	176	18	105
Changes in tax rate	-	7	181
Creation of deferred taxes for tax losses and benefits from previous years for which deferred taxes were not created in the past	-	(476)	-
Other	121	49	(50)

Income tax expense	2,937	1,623	1,557

*	The effect of the benefit resulting from the "Preferred Enterprise" status on net earnings per ordinary share is as follows:

	Year ended December 31
	2018	2019	2020

Basic	0.19	0.15	0.10

Diluted	0.18	0.15	0.10

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont’d)

I.Accounting for uncertainty in income taxes

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

During 2018, 2019 and 2020 the Company and its subsidiaries did not have any significant unrecognized tax benefits and thus, no related interest and penalties were accrued.

In addition, the Company and its subsidiaries do not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Subsequent Events

(1)In January 2021, the Company’s compensation committee and board of directors, respectively, have approved the grant of a total of 137,759 options under the Global Share Incentive Plan (2013), of which options granted to directors and office holders are subject to the approval of the Annual General Meeting, which is currently scheduled to convene no later than June 2021, as prescribed under the Israeli Companies Law, 1999 and the Company's Amended and Restated Articles of Association.

(2)Pursuant to the share repurchase plan approved on April 30, 2020, the Company has purchased 49,555 shares of the Company's ordinary shares subsequent to December 31, 2020 and through March 5, 2021 for a total cost of US$ 2,257 thousand inclusive of transaction costs.