Form 20-F
period 2021-12-31
SILICOM LTD.
filed 2022-04-27
CIK 916793

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

Or

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.........................

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

6,709,528

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

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

Table of Contents

PART I.	6

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS	6

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	6

ITEM 3. KEY INFORMATION	6
A. Selected Financial Data	6
B. Capitalization and indebtedness	8
C. Reason for the offer and use of proceeds	8
D. Risk Factors	8

ITEM 4. INFORMATION ON THE COMPANY.	29
A. History and Development of the Company	29
B. Business Overview	30
Principal Markets	34
Manufacturing and Suppliers	34
Marketing Channels	36
Patents and Licenses	38
Competition	39
Governmental Regulation Affecting the Company	39
C. Organizational Structure	40

ITEM 4A. UNRESOLVED STAFF COMMENTS	41

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	42
A. Operating Results	43
B. Liquidity and Capital Resource	47
C. Research and development, patents and licenses, etc.	48
D. Trend Information	50
E. Off-Balance Sheet Arrangements	52
F. Disclosure of contractual obligations	53

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	54
A. Directors and Senior Management	54
B. Compensation	56
Board of Directors	60
External Directors	61
Audit Committee	65
Compensation Committee	67
D. Employees	72
E. Share Ownership	73

Part I.

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

Not Applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.	KEY INFORMATION

A.          Selected Financial Data

The selected data presented below under the captions "Consolidated Statements of Operations Data" and "Consolidated Balance Sheets Data" for and as of the end of each of the years in the five-year period ended December 31, 2021, are derived from our audited consolidated financial statements. The consolidated financial statements as of December 31, 2021, and for each of the years in the three-year period ended December 31, 2021, and the report thereon, are included elsewhere in this annual report. The selected data set forth below should be read in conjunction with our consolidated financial statements and the notes thereto, which are set forth in "Item 18 – Financial Statements" and the other financial information appearing elsewhere in this annual report.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

	2017	2018	2019	2020	2021
	(in thousands of U.S. dollars, except share and per share data)
Sales	125,690	133,753	105,240	107,398	128,460
Cost of sales	79,762	91,697	69,146	73,632	84,072
Gross profit	45,928	42,056	36,094	33,766	44,388
Research and development expenses	13,915	14,820	15,075	17,244	20,091
Sales and marketing expenses	6,722	6,642	6,647	6,209	6,599
General and administrative expenses	4,507	3,943	4,159	4,065	4,641
Contingent consideration expense (benefit)	(4,642)	-	-	-	-
Total operating expenses	20,502	25,405	25,881	27,518	31,331
Operating income	25,426	16,651	10,213	6,248	13,057
Financial income (expenses), net	156	923	1,646	1,034	(152)
Income before income taxes	25,582	17,574	11,859	7,282	12,905
Income tax expenses	3,868	2,937	1,623	1,557	2,364
Net income(1)	21,714	14,637	10,236	5,725	10,541
Net income per share
Basic income per ordinary share	$2.912	$1.938	$1.361	$0.804	$1.544
Diluted income per ordinary share	$2.856	$1.912	$1.352	$0.800	$1.513
Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,456	7,552	7,520	7,118	6,826
Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,602	7,657	7,573	7,157	6,969

(1) The net income is presented after deduction of taxes on income, which have been reduced by virtue of tax benefits to which the Company is entitled in its capacity "Preferred Enterprise" and "Preferred Technological Enterprise" under the Investment Law following its election to be taxed in its capacity as such commencing 2014, and as applicable with respect to each of the years indicated above. See Note 16C to the Financial Statements and "Item 10 – Additional Information – Taxation."

CONSOLIDATED BALANCE SHEET DATA

(in thousands of US dollars)

	2017	2018	2019	2020	2021
Total assets	$162,614	$182,301	$195,063	195,887	$219,604
Total current liabilities	$19,049	$21,540	$26,332	29,376	$50,311
Long-term liability	$2,765	$2,612	$5,808	11,674	$10,830
Shareholders' equity	$140,800	$158,149	$162,923	154,837	$158,463
Capital stock	$22	$22	$22	22	$22
Number of ordinary shares issued(1)	7,564,502	7,574,176	7,618,676	7,670,033	7,670,033

(1) Including 14,971 held by one of our subsidiaries - Silicom Connectivity Solutions, Inc. and including 945,534 treasury shares held by us as of December 31, 2021. Under the Israeli Companies Law 5759-1999 (the "Companies Law") these shares held by such subsidiary and by us, are considered dormant shares and do not entail any voting rights.

The following table sets forth information regarding the exchange rates of U.S. Dollars per NIS for the periods indicated. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

	NIS per U.S. $
Year Ended December 31,	High	Low	Average	Period End
2021	3.342	3.074	3.230	3.105
2020	3.862	3.210	3.442	3.215
2019	3.746	3.455	3.565	3.456
2018	3.781	3.388	3.597	3.748
2017	3.860	3.467	3.600	3.467

The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months.

Month	High	Low	Average	Period End
March 2022	3.300	3.176	3.243	3.176
February 2022	3.271	3.160	3.214	3.238
January 2022	3.196	3.092	3.134	3.195
December 2021	3.168	3.101	3.132	3.105
November 2021	3.181	3.074	3.121	3.162
October 2021	3.245	3.158	3.216	3.158

The NIS to U.S. Dollar exchange rate on March 31, 2022, as published by the Bank of Israel, was NIS 3.176.

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

B.          Capitalization and Indebtedness

Not Applicable.

C.          Reason for the Offer and Use of Proceeds

Not Applicable.

D.          Risk Factors

This annual report and statements that we may make from time to time may contain forward-looking information. There can be no assurance that actual results will not differ materially from our expectations, statements or projections. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below

Risks Relating to Our Business

Our business may be adversely impacted by risks arising from a widespread outbreak of an illness or any other communicable disease, or any public perception of the risks, related to a pandemic or other health crisis, such as the COVID-19 pandemic, which may impact our business.

The ongoing COVID-19 pandemic and the extent to which it may have a material and adverse effect on our business operations is still uncertain and difficult to predict with any degree of confidence. The pandemic and any preventative or protective measures that governments, other third parties or we took previously or may take in the future in response to the pandemic could result in economic, financial and business disruptions and reduced operations. These measures could continue to include disruptions or restrictions on our ability to travel, temporary closures of the facilities of our suppliers, supply chain disruption, customer related disruptions, negative effects on the health of our management and employees and uncertainty, and volatility in the global financial markets. Countries around the world, including those jurisdictions in which we operate, have imposed quarantines, business shutdowns and travel and other restrictions.

Any significant disruption of our business, or that of our suppliers, supply chain, customers could cause significant delays until we, our suppliers, supply chain, or customers are able to resume normal business operations, and would likely negatively impact our sales and profitability, including among other things with regard to the timely and successful performance and implementation of transactions that contribute materially to our anticipated revenues. While we have re-opened our offices where most of our workforce is located, namely, Israel, the United States and Denmark, we may have to close those offices once again if an outbreak recurs in the geographic locations of those offices. Although we are monitoring the situation, we cannot predict whether, for how long, or the extent to which the pandemic and pandemic containment efforts may disrupt our supply chain and/or operations. The ultimate geographic spread and severity of the disease; the duration of the outbreak or future outbreaks; the effectiveness of vaccinations to prevent the contraction and spread of the virus; the travel restrictions and the implementation of social distancing and ultimately the resulting impact on the global economy and our results of operations will depend on future developments, which are highly uncertain and cannot be predicted.

Unfavorable or unstable economic conditions in the markets in which we operate could have a material adverse effect on our business, financial condition or operating results.

In recent years, economies worldwide have demonstrated instability, and COVID-19 has served to markedly increase instability and volatility in the global markets. Negative economic conditions in the global economy or certain regions could cause a decrease in spending on the types of products that we offer. Additionally, if the worldwide economy remains unstable or further deteriorates, our customers in affected markets and/or regions may significantly reduce or postpone capital investments, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition in such markets and/or regions. Such circumstances would have a material adverse effect on our results of operations and cash flows.

Further, because a substantial portion of our operating expenses consists of salaries, we may not be able to reduce our operating expenses in line with any reduction in revenues and, therefore, may not be able to continue to generate increased revenues and manage our costs to achieve profitability.

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

Once we secure a Design Win, we may not be able to properly capitalize on such Design Win. For example, we may not receive revenues from a Design Win due to the customer deciding to hold the introduction of its product or service, of which our Design Win product is a component, to the market. Alternatively, we may experience delays in receiving revenues from a Design Win due to circumstances unrelated to us, such delays may stem from delays in the deployment of the customer's product/service in the market. Delays may also lead to a request by the customer to change the specifications of our product due to changes in industry standards and/or market requirements. There is no assurance that we will be able to secure a Design Win for the product with the new specifications. A customer may also experience a lower demand than forecasted by the customer at the time of securing the Design Win for its product/service, which will accordingly affect its demand for our Design Win product. Additionally, the Design Win client may decide to abandon the use of our product and use an alternate source. The adoption of new restrictions relating to the spread of Covid-19, which may occur in various geographies globally, as well as other factors which may affect our supply chain, such as the war in Ukraine and related business disruptions and sanctions, as well as U.S. restrictions on certain trade with China, may result in us experiencing extended delays in materialization of revenue from Design Wins, as mentioned above.

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

Recently, with the evolution of the NFV and SD-WAN, most Telcos and service providers have begun seeking for solutions which utilize CPEs for the deployment of SD-WAN or other applications within an NFV architecture. We believe that our CPE products address the requirements of such Telcos and service providers' needs and requirements, and in recent years we secured several Design Wins for such products.

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

Rapid development of our business in the Cloud, Telco, Mobile and related service providers' markets, and our increasing operations and efforts in these markets, require us to adopt a lower gross margin strategy relative to our gross margins in past years, in order to take advantage of increased revenue potential and opportunities in these markets. While in the past we were able to increase our profitability while operating under such lower gross margins, there can be no assurance that we will be able to maintain or increase our profitability and/or earnings per share in the future and we may not be successful in maintaining or increasing our profitability and/or earnings per share while operating under such lower gross margins in the future.

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

Our ability to achieve Design Wins for our products for the Cloud, Telco, Mobile and related service providers' markets, and to consummate the sales of our products under Design Wins achieved, is dependent on a large number of factors, many of which are out of our control. These factors include the highly competitive nature of the markets in which we operate, including the Cloud, Telco, Mobile and service providers' markets, the long sale cycles of our products to our OEMs, Cloud, Telco and Mobile customers, as well as other factors detailed in this Item 3.D. In addition, the loss, ineffectiveness or inability to maintain our customer relationships or our inability to develop new customer relationships, especially due to limitations on travel and meetings, which are still imposed from time to time, and the general disruption of our business due to Covid-19, as detailed above, may have an adverse effect on our ability to achieve, secure or consummate Design Wins for our Cloud, Telco, Mobile and service providers' related products.

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

We conduct extensive research, development and engineering activities. Our efforts emphasize our view of the importance of and the need for the development of new products, cost reduction of current products, and enhancement of existing products in response to rapidly changing customer preferences, technologies, and industry standards. We cannot guarantee the continued success of our efforts, or that our products will continue to be widely accepted by the marketplace or that any of our ongoing development efforts will result in other commercially successful products, that such products will be released in a timely manner or at a competitive price, or that we will be able to respond effectively to technological changes or new product announcements by others. Additionally, this may be exacerbated due to the spread of Covid-19, as detailed above, due to some of our employees being infected or quarantined along with any periodically imposed lockdowns and travel limitations. Such difficulties along with a material delay in our ability to release new products, may have a material adverse effect on our business, results of operations and financial condition.

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

While we are generally required to fill orders for our products within one or two weeks following the receipt of a firm purchase order, we are usually required to place orders of certain components for our products within sixteen to twenty weeks prior to delivery, and more recently, in many cases, even earlier prior to delivery, due to disruptions to global supply chains caused by Covid-19, as detailed above. As a result, we must have a significant amount of components in our inventory to be able to meet our best forecasts of projected purchase orders as opposed to on the basis of firm purchase orders. In the event that firm purchase orders are significantly lower than such forecasts, a significant part of our inventory will not be used and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls and in the event that firm purchase orders exceed such forecasts, we will not be able to fulfill such purchase orders which may lead to the loss of business from a customer.

The fluctuations in components' lead time and price may adversely affect our business.

In recent years, the market for electronic components, which we typically use in our products, has been demonstrating fluctuations in lead time and prices. Such fluctuations are led by some of the world’s leading vendors for such components and there is a risk that such fluctuations will impact our ability to deliver products to our customers or to maintain our margins on such products, should they affect components for which we cannot find a replacement in a timely manner or at a competitive price, and this may have an adverse effect on our business. Delays in lead time and fluctuations in price, may be further exacerbated by the periodic effects of Covid-19.

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

We depend on a small number of customers for our products. Our top 4 ultimate customers in 2021 accounted for approximately 35% of our revenues in 2021 (out of which our top ultimate customer accounted for approximately 15% of our revenues in 2021). We expect that a small number of customers will continue to account for a significant portion of our revenues for the foreseeable future. Loss or cancellation of business from, significant changes in deliveries to, or decreases in the prices of products sold to, one or more of our key customers has, in the past, significantly reduced our revenues for a reporting period and could, in the future, harm our business, margins, results of operations, and financial condition.

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

We may be subject to risks associated with laws, regulations, economic sanctions and customer initiatives, including such that relate to the environment, conflict minerals, privacy or other issues, which may force us to incur additional expenses, may make our supply chain and operations more complex and may result in damage to our reputation with customers.

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

The impact of the current war in Ukraine and sanctions on Russia and Belarus is unknown at this time. However, we may incur additional expenses, adverse effects on sales, or experience delays in our supply chain and operations as a result.

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

A significant invasion, interruption, destruction, or breakdown of our information technology systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We are subject to laws and regulations governing the collection, use and transmission of personal information. As the legislative and regulatory landscape for data privacy and protection continues to evolve around the world, there has been an increasing focus on privacy and data protection issues that may affect our business, including the GDPR, and other laws and regulations governing the collection, use, disclosure and transmission of data. We could also experience business interruption, information theft, legal claims and liability, regulatory penalties and/or reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage either internally or at our third party providers. Our systems may be the target of malware and other cyber-attacks. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing the compromise and/or disruption of our information technology systems and related data. Additionally, this may be exacerbated due to any new waves of Covid-19, where our employees are required to work from home and remotely access our IT networks.

Risks Relating to Operations in Israel and Internationally

The tax benefits available to us under Israeli law require us to meet several conditions and may be terminated or reduced in the future, which would increase our taxes.

Our production facilities have been granted "Approved Enterprise" or "Benefited Enterprise" or  "Preferred Enterprise" status in past years and we currently report as a "Preferred Technological Enterprise", under the Encouragement of Capital Investments Law, and as such, we are entitled to certain tax benefits. In order to be eligible for these tax benefits, we must meet certain conditions. If we fail to meet these conditions in the future, the tax benefits could be reduced or canceled. These tax benefits may not be continued in the future at their current levels, or at any level. The termination or reduction of these benefits may increase our income tax expense in the future. To the best of our knowledge, to date we have met the conditions for benefits under our "Preferred Technological Enterprise" status in all material respects. There can be no assurance, however, that we will continue to meet such conditions in the future. If these tax benefits are reduced, cancelled, or discontinued, our Israeli taxable income would be subject to "regular" Israeli corporate tax rate. In December 2016, the regular tax rate in Israel was reduced to 24% in 2017 and to 23% as from 2018 and thereafter. See "Item 10 – Additional Information – Taxation – the Encouragement of Capital Investments Law, 1959" for more information about our "Preferred Technological Enterprise" status.

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

Our investment portfolio currently consists of corporate debt securities which the Company classified at December 31, 2021 as "held-to-maturity." As of December 31, 2021, we hold approximately US$ 32.0 million in corporate debt securities and government debt securities.

Due to possible significant disruptions in the financial and credit markets, the corporate debt securities in our portfolio are subject to a possible increased risk of default due to bankruptcy, lack of liquidity, operational failure, or other factors affecting the issuers of those securities. In addition, securities in our portfolio are subject to other risks, such as credit, liquidity, market and interest rate risks, which may be exacerbated by market disruptions, and which may impair the assets. We may be required to adjust the carrying value of our investment securities due to a default, lack of liquidity or other event. For that matter we are required to use of forward-looking information to calculate credit loss estimates

 As of December 31, 2021, we were not required to adjust the carrying value of our investment securities. If we will experience such a loss, it will be recorded in our consolidated statement of operations which could materially adversely impact our consolidated results of operations and financial condition.

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

In December 2014, we purchased all of the share capital of Fiberblaze A/S (now Silicom Denmark (Fiberblaze A/S)), a provider of high performance application acceleration solutions for the mobile, telecommunication, network monitoring, cyber security, financial and related industries ("Fiberblaze"). For additional information regarding the Fiberblaze, see Note 3B to our financial statements included elsewhere in this annual report

In September 2015, we, together with our wholly owned subsidiary, Silicom Connectivity Solutions, Inc., purchased the assets of ADI Engineering, Inc. ("ADI"), a US company which provides Intel®-based products targeted at SDN, NFV, IoT ('Internet of Things'), Cloud computing and Virtualization. For additional information regarding the ADI APA, see Note 3A to our financial statements included elsewhere in this annual report.

Principal capital expenditures and divestitures

From January 1, 2021, to December 31, 2021, our capital expenditures totaled to approximately US$ 2,475 thousand (compared to US$ 2,543 thousand during 2020 and US$ 1,635 thousand during 2019), of which approximately US$ 1,811 thousand (compared to US$ 2,092 thousand during 2020 and US$ 1,234 thousand during 2019) can be attributed to machinery and equipment, and approximately US$ 664 thousand (compared to US$ 451 thousand during 2020 and US$ 401 thousand during 2019) can be attributed to office furniture and equipment and leasehold improvements. We have financed our capital expenditures from our available internal resources, and expect to continue to finance our capital expenditures in a similar manner in 2022.

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

Smart Cards

Our Smart Card products include smart server adapters such as: (a) redirector and switching cards, with and without x86 CPU (b) encryption and data compression hardware acceleration cards, (c) FEC (Forward Error Correction) acceleration and offloading cards, (d) Time Synchronization cards, and (e) FPGA based cards.

Our redirector and switching cards improve performance by: (a) enabling switching fabric on a network interface card ("NIC") while (in some cases) providing separate data path and management path for the switching fabric and sometimes eliminating the need for a Top Of Rack switch within the Cloud, (b) enabling traffic filtering in order to reduce the amount of traffic received by the server, limiting it to only essential traffic for the server CPU, and consequently improving server performance, (c) load-balancing between external servers and/or CPUs and/or CPU cores increasing the efficiency of the server, and (d) offloading some of the CPU tasks to the CPU and/or the switch on the NIC.

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

Our FEC cards are the result of our cooperation with Intel. Intel used its intellectual property, or IP, for FEC within an eASIC process resulting in a fast time to market for ASIC, for which we built the first card. The purpose of the card is to offload some of those tasks that are supposed to be carried out by the CPU of the Distributed Unit within 4G/5G mobile deployments, in order to allow for better performance. Such performance is more necessary in the 5G space, due to the higher bandwidth, and additional calculations and processing that need to occur at the edge, while at the same time more Radio Units are required to be attached to each DU. Therefore, it is essential to offload the FEC task from the main CPU onto a card. We believe that our FEC acceleration cards provides such offload for the best performance to price ratio.

Our Time Synchronization cards provide a solution for the 4G/5G deployment time synchronization requirements. In 4G, when the quantity of edge compute units was relatively small and most of the computation was done in the core or back haul, the solution for time synchronization was based on external switching units which included the time synchronization mechanisms. Such solutions were very expensive. In 5G, where both the quantity of Distributed Units is increasing and the requirements for time synchronization are becoming more complex, there is a need for a different solution and our solution incorporates the full features required for time synchronization on a card which is also a NIC. The card integrates NIC technologies with time synchronization technologies, while the software handling the entire process is ported to run on the host DU processor and as such we believe, provides the best performance to price ratio. We have built a number of variants of our Time Synchronization cards, which address various numbers of ports (up to 12) as well as various speeds.

Our FPGA based cards are divided between two families of cards, based on the world’s largest providers of such FPGA components: Xilinx (recently acquired by AMD) and Intel (which acquired Altera a few years ago). Our Xilinx based cards are sold mostly in the Packet Capturing market and towards the High Frequency Trading market, or HFT market. For the Packet Capture market, we sell cards which include our IP for Packet Capturing. For the HFT market we sell mostly “naked” cards which do not include any software code other than the code which is required by our customers in order to add their own code to the cards. For some of our Xilinx based cards, we provide a framework which we call Packet Mover. Such framework allows the customer to add to the FPGA its own application, while the various interfaces are already a part of the framework, providing optimized solutions for low latency, throughput and speed. Our Intel based FPGA cards are a result of a close relationship with Intel over the past 3 years, during which we have engaged in co-development and co-marketing activities with Intel which has significantly contributed to our market penetration. As a result of such cooperation, we now have a variety of Intel based FPGA Smart Cards addressing mostly the mobile infrastructure market and the cloud. Such cards include a variety of mechanisms making them suitable for these markets, beginning with Inline Standard NIC on top of the FPGA facilitating immediate integration with virtual operating systems, FEC and Compression offloading, time synchronization, 5G DU shells, and UPF (User Plan Functionality) shell.

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

On March 16, 2022, we issued a press release on form 6-K announcing that we have secured a major Design Win from an existing client, a US communication service provider, for customized high-runner edge networking products to be deployed in a network-wide infrastructure upgrade project that it is carrying out for one of its customers.

On February 9, 2022, we issued a press release on form 6-K announcing that a Tier-1 European telco, a new customer for us, has selected a customized version of our Edge Networking platform to deploy in the next-generation SD-WAN networks that it will begin rolling out during the second half of 2022.

On November 2, 2021, we issued a press release on form 6-K announcing that that one of our existing customers, a leading North American telecommunications service provider, has awarded us a major new Design Win for a customized version of our Edge Smart Platform.

On October 12, 2021we issued a press release on form 6-K announcing that one of the world’s largest networking equipment providers has selected our SD-WAN Smart Platform for its advanced next-generation branded solution.

On May 13, 2021 we issued a press release on form 6-K announcing that Telefónica Tech has selected our flagship SD-Branch Smart Platform as one of its global SD-WAN solutions for the SME segment.

On May 6, 2021 we issued a press release on form 6-K announcing that one of the world’s largest mobile infrastructure equipment providers has awarded us a Design Win for a customized version of one of its Smart 5G acceleration cards.

On March 8, 2021 we issued a press release on form 6-K announcing the launch of our O-RAN compliant Evenstar Distributed Unit (DU) in collaboration with Facebook Connectivity and other Evenstar partners.

On February 24, 2021 we issued a press release on form 6-K announcing that we have been awarded another new Design Win for our vRAN (Virtual Radio Access Network) FEC Accelerator cards. The customer, a leading US service provider that is pioneering a standalone 5G network based on disaggregated OpenRAN architecture, plans to use our innovative card in the network’s Distributed Units (DUs).

On January 11, 2021 we issued a press release on form 6-K announcing that one of the world’s largest telcos has awarded us a Design Win for its recently announced vRAN (Virtual Radio Access Network) FEC Accelerator card, which will be deployed in the Telco’s new 5G network Distributed Units (DUs).

Principal Markets

The principal markets in which we compete are set forth more particularly in, and are incorporated by reference to Note 14A to the consolidated financial statements set forth in Item 18 of this annual report. In 2019, 2020 and 2021 approximately 73%, 61% and 70% of our sales, respectively, were in North America, 20%, 33% and 23% of our sales, respectively, were in Europe, and 7%, 6% and 7% of our sales, respectively, were in Asia-Pacific. Our main business is not seasonal, and we believe that there are sufficient sources and raw materials available to sustain it.

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

In addition, we receive certain tax benefits and reduced tax rates from the Israeli government due to our status as a "Preferred Technological Enterprise" under the Law for the Encouragement of Capital Investments-1959, as amended. See "Item 10.E. – Additional Information – Taxation." The entitlement to these benefits is conditional upon our fulfillment of the conditions stipulated by the law and the regulations promulgated thereunder. In the event of failure to comply with these conditions, the benefits could be canceled, and we would be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences and interest.

C.          Organizational Structure

We have the following two wholly owned subsidiaries:

•	Silicom Connectivity Solutions, Inc. – a private company incorporated in the United States; and

•	Silicom Denmark (Fiberblaze A/S) – a private company incorporated in Denmark.

D.          Property, Plant and Equipment

We do not own any real property, but we lease property at seven locations. Our manufacturing plant and additional storage space are located in three locations in Yokne'am, Israel, our executive offices are located in Kfar Sava, Israel, our marketing and sales offices are located in our Kfar Sava, Israel offices and in Paramus, New Jersey, the United States, and our research and development facilities are located in Kfar Sava, Israel, in Søborg, Denmark, and in Charlottesville, Virginia, the United States.

Our executive offices in Kfar Sava are approximately 2,300 square meters in size. The remaining lease period is approximately three years, ending February 28, 2025. Our monthly rental payments for this office space (which include various maintenance services) are equal to approximately US$ 64,300.

We have conducted our manufacturing in Yokne'am, Israel since 2000.

In March 2020, we entered into a lease agreement for the lease of an approximately 4,000 square meter manufacturing facility, as well as an approximately 360 square meters of storage space, in Yokne'am, Israel, for a period of up to 120 months. The monthly rental payments (which include various payments including maintenance services) will vary during the remaining lease period from between approximately US$ 79,600 per month to approximately US$ 90,700 per month.

In March 2022, we entered into a lease agreement for the lease of approximately 380 square meters of storage space in Yokne'am Illit for a period of 18 months. The monthly rental payments (including maintenance services) for this space are approximately US$ 6,350.

On October 29, 2019, we entered into a commercial lease agreement to lease office space in Charlottesville, Virginia, in the United States for a 37-month period commencing on December 1, 2019. The facility is approximately 606 square meters in size and the monthly payments are approximately US$ 8,800.

As of April 2017, we lease office space of approximately 2,500 square feet in Paramus, New Jersey. Our current lease is until May 2027. Currently, the monthly rental payments (including utilities) for this space are approximately US$ 4,190.

In addition, we lease office space of approximately 1,800 square meters in Søborg, Denmark. The term of the lease agreement expires on November 1, 2025. The lease can be terminated by a six-month advanced notice to the landlord. The monthly rental payment (including maintenance services) for this space is approximately US$ 19,800.

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

General

Silicom was incorporated in Israel and commenced operations in 1987. We are currently engaged in the design, manufacture, marketing and support of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, our solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our products are used by major Cloud players, service providers, Telcos and Mobile operators and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge. In, 2019, 2020 and 2021 we recorded sales from all of our networking and data infrastructure solutions of approximately, US$ 105.2 million, US$ 107.4 million and US$ 128.5 million respectively. We primarily sell our products to major Cloud players, service providers, Telcos and Mobile operators and OEMs and, to a lesser extent, through independent distributors (on a non-exclusive basis).

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

Revenue recognition – We recognize revenue upon transfer of control of the promised goods in a contract with a customer in an amount that reflects the consideration we expect to receive in exchange for those products. Transfer of control occurs once the customer has the contractual right to use the product, generally upon shipment or once delivery and risk of loss has transferred to the customer. We account for a contract with customer when it has approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Each of our contracts includes one type of performance obligation. We evaluate each distinct performance obligation within a contract, whether it is satisfied at a point in time or over time. Most of our revenues are recognized at a point in time. Revenue is recognized over time for sales of goods manufactured to unique customer specifications, in which our performance does not create an asset with an alternative use to us and we have an enforceable right to payment for performance completed to date if the customer were to terminate the contract. Revenue recognized over time is measured by the costs incurred to date relative to the estimated total direct costs to fulfill each contract. Incurred costs represent work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Contract costs include labor, materials and overhead.

Capitalization of software development costs (mainly salary) related to programmable components incorporated into our products, are charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all software costs are capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. We have determined that technological feasibility for our software components of hardware products is reached after all high-risk development issues have been resolved through coding and testing. Amortization begins once the software is ready for its intended use, generally based on the pattern in which the economic benefits will be consumed. The amortization of these costs is included in cost of revenue over the estimated life of the products. Other costs incurred in the research and development of our products are expensed as incurred.

Recent Accounting Pronouncements.

Not applicable.

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

Year Ended December 31,	2019	2020	2021
Sales	100%	100%	100%
Cost of sales	65.7	68.6	65.4
Gross profit	34.3	31.4	34.6
Research and development expenses	14.3	16.1	15.6
Sales and marketing expenses	6.3	5.8	5.1
General and administrative expenses	4.0	3.7	3.6
Operating Income	9.7	5.8	10.2
Financial income, net	1.6	1.0	(0.1)
Income before income taxes	11.3	6.8	10
Income tax expenses	1.6	1.4	1.8
Net Income	9.7	5.4	8.2

Sales in 2021 increased by 19.6% to $128,460 thousand compared to $107,398 thousand in 2020, reflecting the combined impact of two opposite vectors: the significant increased demand for our products on one hand, and the growing global component shortages crisis on the other hand. The increase in demand and sales was mainly attributed to the continuous success of our Smart Edge products, especially in the SD-WAN market, and to our initial penetration to the 5G/O-RAN market. Both, SD-WAN and O-RAN, are part of the significant Disaggregation and Decoupling industry trends.

Sales in 2020 were US$ 107,398 thousand compared to US$ 105,240 thousand in 2019, reflecting the significant challenges presented in 2020 by Covid-19 and the continuous impact of the main market trends on our business - the move to the Cloud and Disaggregation & Decoupling.

Gross profit in 2021 was US$ 44,388 thousand compared to US$ 33,766 thousand in 2020. Gross profit as a percentage of sales in 2021 was 34.6%, compared to 31.4% in 2020. The higher gross profit percentage in 2021 compared to 2020 was mainly attributed to: (i) a one-time US$ 1.7 million impairment of intangible assets in 2020, (ii) changes to the mix of products that we sold in 2021, on which our gross profit is largely dependent. Gross profit was also affected by, among other factors, write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use; the inventory write-downs as a percentage of sales in 2021 increased to 4.1%, compared to 1.5% in 2020.

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

Research and development expenses in 2021 increased by 16.5% to US$ 20,091 thousand compared to US$ 17,244 thousand in 2020. This increase was mainly attributed to an increase in our research and development employees' and subcontractors' related costs, required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately US$ 4,540 thousand to such increase, combined with the following factors: (i) capitalization of internal software development costs in the amount of US$ 3,562 thousand in 2021, compared to US$ 822 thousand in 2020, (ii) an increase in the share-based compensation which amounted to approximately US$ 1,011 thousand in 2021, compared to US$ 959 thousand in 2020, as well as to (iii) a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which amounted to approximately US$ 995 thousand.

 Research and development expenses in 2020 increased by 14.4% to US$ 17,244 thousand compared to US$ 15,075 thousand in 2019. This increase was mainly attributed to an increase in our research and development employees’ related costs, required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately US$ 1,479 thousand to such increase, combined with the following factors: (i) capitalization of internal software development costs in the amount of US$ 822 thousand in 2020, compared to US$ 1,018 thousand in 2019, (ii) an increase in the share-based compensation which amounted to approximately US$ 959 thousand in 2020, compared to US$ 900 thousand in 2019, as well as to (iii) a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which amounted to approximately US$ 435 thousand.

Sales and marketing expenses in 2021 increased by 6.3% to US$ 6,599 thousand compared to US$ 6,209 thousand in 2020. This increase was mainly attributed to our continued investment in the promotion of our networking and data infrastructure solutions, expanding our customer base and product offering, which contributed approximately US$ 110 thousand, as well as to an increase in the share-based compensation which amounted to approximately US$ 697 thousand in 2021, compared to US$ 602 thousand in 2020, as well as to a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our sales and marketing expenses are incurred in New Israeli Shekels and Danish Krone) which amounted to approximately US$ 185 thousand.

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

General and administrative expenses in 2021 increased by 14.2% to US$ 4,641 thousand compared to US$ 4,065 thousand in 2020. This increase was mainly attributed to (i) an increase in payroll related expenses attributed to general and administrative activity which amounted to approximately US$ 313 thousand, (ii) to an increase in the share-based compensation, which amounted to approximately US$ 674 thousand in 2021, compared to US$ 615 thousand in 2020, as well as to (iii) a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels and Danish Krone) which amounted to approximately US$ 204 thousand.

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

Financial expenses, net in 2021 amounted to US$ 152 thousand compared to financial income, net of US$ 1,034 thousand in 2020. The change is mainly attributed to the following factors: (i) a decrease in income from investment in marketable securities and bank deposits, which was attributed to a decrease in funds available for investment, which amounted to US$ 927 thousand in 2021 compared to US$ 1,953 thousand in 2020, and (ii) a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone, which created net financial expenses in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as in Danish Krone) of US$ 1,032 thousand in 2021 compared to net financial expenses of US$ 748 thousand in 2020.

Financial income, net in 2020 decreased by 37.2% to US$ 1,034 thousand compared to US$ 1,646 thousand in 2019. The decrease resulted mainly from the net effect of the following factors: (i) a decrease in income from investment in marketable securities and bank deposits, which was attributed to a decrease in funds available for investment, which amounted to US$ 1,953 thousand in 2020 compared to US$ 2,151 thousand in 2019, and (ii) a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone, which created net financial expenses in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as in Danish Krone) of US$ 748 thousand in 2020 compared to net financial expenses of US$ 357 thousand in 2019.

In 2021 we recorded current income tax expenses of US$ 2,473 thousand and deferred income tax expenses of US$ 48 thousand compared to current income tax expenses of US$ 1,766 thousand and deferred income tax benefit of US$ 61 thousand in 2020. The increase in our current income tax expenses was mainly attributed to an increase in our income and the resulting taxable income. The change in the deferred income tax expenses was mainly attributed to the following factors: (i) a deferred income tax benefit relating to research and development costs, which amounted to US$ 141 thousand in 2021, compared to a deferred income tax benefit in the amount of US$ 262 thousand in 2020, (ii) deferred income tax expenses relating to intangible assets, which amounted to US$ 25 thousand in 2021, compared to a deferred income tax benefit in the amount of US$ 134 thousand in 2020, offset by (iii) a decrease in income tax expenses relating to tax loss carryforwards, which amounted to US$ 66 thousand in 2021, compared to deferred income tax expenses which amounted to US$130 thousand in 2020. (iv) a deferred income tax benefit relating to share-based compensation provided by us to our employees and directors, which amounted to US$ 62 thousand in 2021, compared to deferred income tax expenses in the amount of US$ 9 thousand in 2020. In addition, in 2021 we recorded an income tax benefit relating to prior years in the amount of US$ 157 thousand, compared to an income tax benefit relating to prior years in the amount of US$ 148 thousand in 2020.

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

In 2021 we recorded net income of US$ 10,541 thousand compared to net income of US$ 5,725 thousand in 2020, an increase of 84.1%. This increase was mainly attributed to the increase in our activity and sales.

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

B.          Liquidity and Capital Resources

As of December 31, 2021, we had working capital of US$ 98,806 thousand and our current ratio (current assets to current liabilities) was 2.96. Cash and cash equivalents as of December 31, 2021 increased by US$ 8,609 thousand to US$ 29,285 thousand, compared to US$ 20,676 thousand as of December 31, 2020. Short-term bank deposits as of December 31, 2021 decreased by US$ 5,000 thousand to US$ 0 thousand, compared to US$ 5,000 thousand as of December 31, 2020. Short-term marketable securities decreased by US$ 26,851 thousand to US$ 8,266 thousand, compared to US$ 35,117 thousand as of December 31, 2020, and long-term marketable securities increased by US$ 8,492 thousand to US$ 23,773 thousand, compared to US$ 15,281 thousand as of December 31, 2020. The net decrease of US$ 14,750 thousand in these four balance sheet items in 2021 was mainly attributed to the following factors: (i) purchase of treasury shares in the amount of approximately US$ 14,291 thousand, (ii) payments in relation to purchase of property, plant and equipment which amounted to US$ 2,586 thousand, and (iii) to investment in intangible assets which amounted to US$ 3,572 thousand, offset by (iv) consideration received from repayment of short-term bank deposits in the amount of US$ 5,000 thousand, and (v) net cash provided by operating activities in the amount of US$ 1,079 thousand.

Trade receivables increased to US$ 31,120 thousand as of December 31, 2021, compared to US$ 21,660 thousand as of December 31, 2020. This increase was mainly attributed to the increase in our sales. Other receivables decreased to US$ 4,693 thousand as of December 31, 2021, compared to US$ 6,126 thousand as of December 31, 2020.

Trade payables increased to US$ 29,918 thousand as of December 31, 2021, compared to US$ 14,610 thousand as of December 31, 2020. This increase was mainly attributed to the increase in our activity. Other payables and accrued liabilities increased to US$ 18,582 thousand as of December 31, 2021, compared to US$ 12,953 thousand as of December 31, 2020. This increase was mainly attributed to an increase in our accrued expenses.

Inventories increased to US$ 75,753 thousand as of December 31, 2021, compared to US$ 47,650 thousand as of December 31, 2020. This increase was primarily the result of an increase in our inventory purchasing, in order to secure continuous production to support our customers' expectations of a swift delivery, making the readily available inventory pivotal to our business.

Cash provided by operating activities in 2021 amounted to US$ 1,079 thousand compared to cash provided by operating activities in the amount of US$ 4,956 thousand in 2020. This decrease was mainly attributed to an increase in our inventory offset by an increase in our trade accounts payable.

Capital expenditures on property and equipment for the year ended December 31, 2021 were US$ 2,475 thousand, compared to US$ 2,543 thousand as of December 31, 2020.

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

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. In each of the three fiscal years from 1999 to 2001, we received grants from the Office of the Chief Scientist, recently replaced by the IIA, for the development of systems and products. We have received from the IIA up to 30% of certain research and development expenditures for particular projects. Under the terms of Israeli Government participation, as in effect prior to the R&D Amendment, a royalty of 2% or up to 5% of the net sales of products developed from a project funded by the IIA must be paid, beginning with the commencement of sales of products developed with grant funds and ending when a dollar-linked amount equal to 100% of such grants without interest, for projects approved prior to December 2000, and plus interest at LIBOR, for amounts received after that date, is repaid. The terms of Israeli Government participation, as in effect prior to the R&D Amendment, also place restrictions on the location of the manufacturing of products developed with government grants, which, in general, must be performed in Israel, and on the transfer to third parties of technologies developed through projects in which the government participates. The R&D Amendment amended the core terms of the Israeli Government participation and placed substantial discretion in a new authority established to replace the IIA and provided only guidelines regarding material terms such as royalty rates and transfer of know-how developed with government grants. The IIA has previously provided funding in relation to our research and development efforts. As of the date hereof, we have received funding from the IIA in the aggregate amount of approximately US$ 4,388,000, and have paid the IIA an aggregate amount of approximately US$ 1,428,000 in royalties in relation thereto. See "Item 4.B. – Information on the Company – Business Overview – Governmental Regulation Affecting the Company."

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

We expect that we will continue to commit resources to research and development in the future. As of March 31, 2022, we had 133 employees engaged primarily in research and development and design activities of which 79 employees in Israel, 37 in Denmark and 17 in the U.S. In 2019, 2020 and 2021 our research and development expenses were, US$ 15,075 thousand, US$ 17,244 thousand, and US$ 20,091 thousand respectively, constituting approximately 14.32%, 16.06% and 15.64% respectively, of our sales. The increase in our research and development expenses in 2021 compared to 2020 was mainly attributed to an increase in our research and development employees' and subcontractors' related costs, required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately US$ 4,540 thousand to such increase, combined with the following factors: (i) capitalization of internal software development costs in the amount of US$ 3,562 thousand in 2021, compared to US$ 822 thousand in 2020, (ii) an increase in the share-based compensation which amounted to approximately US$ 1,011 thousand in 2021, compared to US$ 959 thousand in 2020, as well as to (iii) a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which amounted to approximately US$ 995 thousand.

The increase in our research and development expenses in 2020, compared to 2019 was mainly attributed to an increase in our research and development employees related costs, required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately US$ 1,479 thousand to such increase, combined with the following factors: (i) capitalization of internal software development costs in the amount of US$ 822 thousand in 2020, compared to US$ 1,018 thousand in 2019, (ii) an increase in the share-based compensation which amounted to approximately US$ 959 thousand in 2020, compared to US$ 900 thousand in 2019, as well as to (iii) a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which amounted to approximately US$ 435 thousand.

D.          Trend Information

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

F.           Disclosure of contractual obligations

Our total outstanding contingencies in respect of IIA or IIA royalty-bearing participations received or accrued, net of royalties paid or accrued before interest, amounted to approximately US$ 2,960 thousand as of December 31, 2021, which are attributable to sales of certain discontinued products. As of the date of this annual report, all of our IIA programs have been closed per our request. We are not anticipating any sales of our products developed with IIA funding and accordingly don't expect to be required to pay any royalties to the IIA. In the unlikely event we do sell products developed using IIA funding, we will be required to pay royalties to the IIA as set forth in the R&D Law.

Other Long-Term Liabilities Reflected on the Company's Balance Sheet:

The liability for employees' severance benefits amounted to approximately US$ 3,443 thousand as of December 31, 2021.

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

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table and notes thereto set forth information regarding our directors and senior management as of March 31, 2021:

Name	Age	Position with Company
Avi Eizenman(1)	64	Active Chairman of the Board
Shaike Orbach(2)	70	President, Chief Executive Officer, Director
Ayelet Aya Hayak(3)	52	Director
Ilan Erez(3)	54	Director
Eli Doron(4)	69	Director
Eran Gilad	54	Chief Financial Officer and Company Secretary

(1)	Was re-elected for an additional three-year term, commencing as of June 5, 2019.

(2)	Was re-elected for an additional three-year term, commencing as of June 8, 2020.

(3)	Was re-elected for an additional three-year term, commencing as of July 1, 2019.

(4)	Was re-elected for an additional three-year term, commencing as of June 3, 2021.

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

B.          Compensation

In accordance with the Companies Law, the following table presents information regarding compensation actually received by our five most highly paid office holders during the year ended December 31, 2021. All amounts are in USD.

Name and Position	Salary and Benefits(1)	Cash Bonus(2)	Equity-based Compensation(3)	Total
Avi Eizenman – Active Chairman	584,877	270,000	537,895	1,392,772
Yeshayahu ('Shaike') Orbach – CEO and President	432,190	270,000	537,895	1,240,085
Elad Blatt –Chief Strategy and Business Development Officer	283,400	152,303	101,439	537,142
Oren Benisti – EVP Sales	224,351	127,800	101,439	453,669
Eran Gilad – CFO and Company Secretary	267,530	34,673	101,439	403,643

(1)
"Salary and Benefits" include annual salary or service fees paid, payments to the National Insurance Institute, manager's insurance and pension funds, severance, advanced education funds, basic health insurance, vacation pay, recuperation pay, tax gross-up payments, automobile-related expenses, telephone expenses and benefits and perquisites as mandated by Israeli or applicable law.

(2)	"Cash Bonus" includes bonus payments as recorded in our financial statements for the year ended December 31, 2021.

(3)
"Equity-based Compensation" includes the expense recorded in our financial statements for the year ended December 31, 2021 with respect to equity-based compensation granted to the executive officers detailed above.

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or office holder during the year ended December 31, 2021, was US$ 3,114 thousand. The aggregate amount accrued to provide for severance payments to all persons as a group who served in the capacity of director or executive officer as of the year ended December 31, 2021, was US$ 1,629 thousand. The severance terms of our Chief Executive Officer and Chairman of the Board, as previously approved by the audit committee, board of directors and shareholders of the Company, and in accordance with the Amended Executive Compensation Policy of the Company which was approved and re-approved by the shareholders, may entitle them, in certain circumstances, to additional payments. We pay cash compensation to Avi Eizenman who is an active Chairman of the Board, and to Shaike Orbach, who is the President and Chief Executive Officer.

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

In January 2017, our compensation committee and board of directors, respectively, approved a grant under the Global Share Incentive Plan (2013) of a total of (a) 119,925 options of which a total of 29,999 options were granted to directors and office holders with an exercise price of US$ 39.62, and an expiration date upon the earlier to occur of: (i) January 30, 2025, or (ii) the closing price of the shares falling below US$ 19.81 at any time after the date of grant, and (b) 78,000 RSUs were granted, of which 54,000 RSUs were granted to directors and office holders. The annual general meeting of our shareholders approved such grants of options and of RSUs granted to directors in their meeting on June 5, 2017.

In April, 2018, our compensation committee and board of directors, respectively, approved the grant under the Global Share Incentive Plan (2013) of a total of 137,010 options under the Global Share Incentive Plan (2013), of which 29,999 options were granted to directors and office holders. The exercise price for the options (per ordinary share) is US$ 36.11. Such options shall expire, by their terms, on the earlier to occur of: (a) April 30, 2026, and (b) the closing price of the shares falling below US$ 18.06 at any time after the date of grant. The annual general meeting of our shareholders approved such grants of options to directors in their meeting on June 12, 2018.

In January 2019, our compensation committee and board of directors, respectively, approved the grant under the Global Share Incentive Plan (2013) of a total of 141,928 options under the Global Share Incentive Plan (2013), of which 29,999 options were granted to directors and office holders. The exercise price for the options (per ordinary share) is US$ 33.83. Such options shall expire, by their terms, on the earlier to occur of: (a) January 31, 2027, and (b) the closing price of the shares falling below US$ 16.92 at any time after the date of grant. The annual general meeting of our shareholders approved such grants of options granted to directors in their meeting on June 5, 2019.

In January 2020, our compensation committee and board of directors, respectively, approved the grant of a total of 148,426 options and a total of 86,000 RSUs under the Global Share Incentive Plan (2013), of which 29,999 options and 54,000 RSUs were granted to directors and office holders. The exercise price for the options (per ordinary share) is US$ 32.54. Such options shall expire, by their terms, on the earlier to occur of: (a) June 8, 2028, and (b) the closing price of the shares falling below US$ 16.27 at any time after the date of grant. The annual general meeting of our shareholders approved such grants of options and of RSUs granted to directors in their meeting on June 8, 2020.

In January 2021, our compensation committee and board of directors, respectively, approved the grant of a total of 137,759 options under the Global Share Incentive Plan (2013), of which 29,999 options were granted to directors and office holders. The exercise price for the options (per ordinary share) is US$ 41.84. Such options shall expire, by their terms, on the earlier to occur of: (a) June 3, 2029, and (b) the closing price of the shares falling below US$ 20.92 at any time after the date of grant. The annual general meeting of our shareholders approved such grants of options granted to directors in their meeting on June 3, 2021.

In January 2022, our compensation committee and board of directors, respectively, approved the grant of a total of 121,508 options and a total of 16,000 RSUs under the Global Share Incentive Plan (2013). In March 2022, our compensation committee and board of directors, respectively, approved the grant of a total of 26,666 to directors and office holders, subject to the approval of our 2022 Annual General Meeting, which is expected to convene in June 2022.

As of March 31, 2022, a total of 102,365 of the options granted under the Global Share Incentive Plan (2013) were returned to the company after not being exercised following the cessation of employment of certain employees, as set forth in the terms of grant of such options.

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

D.          Employees

The number of employees over the last three financial years is set forth in the table below.

As of December 31,	2019	2020	2021
Total Employees	260	289	315
Marketing, Sales, Customer Services	25	24	25
Research & Development	106	123	135
Manufacturing	110	124	138
Corporate Operations and Administration	19	18	17

As of March 31, 2022, we had 311 employees, including 24 in marketing, sales and customer services, 133 in research and development, 137 in manufacturing, and 17 in corporate operations and administration. All such employees, except for 23 employees of our subsidiaries in the United States and 47 employees of our subsidiary in Denmark, are based in Israel. We consider our relations with our employees excellent and have never experienced a labor dispute, strike or work stoppage. None of our employees are represented by a labor union. We do not employ a significant number of temporary employees, but we do use temporary employees from time to time, as necessary.

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

As required by applicable law, we contribute to either a fund known as managers' insurance or to a pension fund, or to a combination of both. Such practice was further reinforced in July 1, 2008, when we entered into agreements with a majority of our employees in order to implement Section 14 to the Severance Pay Law ("Section 14"), according to which the payment of monthly deposits by us into managers' insurance and/or pension fund are in respect of severance obligation to such employees. See Note 12 of our consolidated financial statements. These funds provide a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay or part of it, if legally entitled, upon termination of employment. Each employee contributes an aggregate amount equal to 6% of his or her base salary to such funds, and we contribute, in the aggregate, an additional 14.83% to 15.83% of the employee's base salary, with such amount including the 8.33% which is contributed as severance pay as noted above. The monthly contributions as mentioned above constitute a majority of the required payment for severance pay. For employees without a Section 14 arrangement as of their commencement date, the Company designates a separate portion of its funds and attributes them to its severance payment obligations. Additionally, the Company makes provisions in its books concerning any additional severance payments liability.

E.          Share Ownership

The following table sets forth, as of April 15, 2022, the number of shares owned by our office holders, directors and senior management. The percentages shown are based on 6,650,824 ordinary shares outstanding as of April 15, 2022:

Name	Number of Shares and Options Owned[1]	Percent of Outstanding Shares
Avi Eizenman	319,083	4.68%
Shaike Orbach	*	*
Eli Doron	*	*
Ayelet Aya Hayak	*	*
Ilan Erez	*	*
Eran Gilad	*	*
All directors and office holders as a group	376,915	5.52%

*	Denotes ownership of less than 1% of the outstanding shares.

(1)
The table above includes the number of shares and options that are exercisable within 60 days of April 15, 2022. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws, based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

See also "Item 6 – Directors and Senior Management – Compensation."

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

The following table sets forth, as of April 15, 2022, the number of Ordinary Shares, including options and warrants to purchase Ordinary Shares exercisable within 60 days, owned by (i) all shareholders known to the Company to own more than five percent (5%) of the Company's Ordinary Shares and (ii) all directors and officers as a group (based on 6,650,824 Ordinary Shares outstanding on that date). Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the Ordinary Shares is given to the best of our knowledge. Except where otherwise indicated, and subject to applicable community property laws, we believe, based on information furnished to us by such owners or otherwise disclosed in any public filings, that the beneficial owners of the Ordinary Shares listed below have sole dispositive and voting power with respect to such Ordinary Shares.

Name of Shareholder	Number of Shares and Options Owned(1)	Percentage of Outstanding Shares
Wellington Management Group LLP(2)	677,200	10.2%
Systemic Financial Management, LP(3)	528,838	8.0%
First Wilshire Securities Management, Inc. (4)	488,428	7.3%

(1)
The table above includes the number of shares and options that are exercisable within 60 days of April 15, 2022. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws, based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them. All the information detailed in this table is as set forth in major shareholders' public filings, unless stated otherwise.

(2)
As reported on Schedule 13G/A filed by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP with the SEC on April 11, 2022. The securities as to which the Schedule was filed are owned of record by clients of one or more investment advisers, which are directly or indirectly owned by Wellington Management Group LLP.

Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than 5% of this class of securities, except for: Wellington Trust Company, NA (“Wellington”).

As reported on Schedule 13G filed by Wellington with the SEC on February 4, 2022, those securities as to which the Schedule was filed by Wellington, in its capacity as investment adviser, are owned of record by its clients. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.

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

(3)	As reported on Schedule 13G/A filed by Systemic Financial Management, LP with the SEC on February 10, 2022.

(4)	As reported on Schedules 13G filed by First Wilshire Securities Management, Inc. with the SEC on February 14, 2022.

The Company's major shareholders do not have different voting rights.

As of March 31, 2022, there were approximately 5 record holders of ordinary shares, including approximately 3 record holders in the United States. Collectively, these 3 record holders in the United States held less than 1% of the outstanding ordinary shares.

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

A4.          Not applicable.

A5.          Not applicable.

A6.          See Note 14A to our audited consolidated financial statements included in Item 18 of this annual report for the geographic distribution of our sales based on the location of the customer.

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

The table below sets forth the high and low reported sales prices in Dollars of our ordinary shares, as reported by NASDAQ during the indicated periods:

PERIOD	LOW	HIGH
LAST 6 CALENDAR MONTHS
March 2022	35.79	42.05
February 2022	40.00	45.69
January 2022	41.84	51.66
December 2021	43.20	52.75
November 2021	41.27	48.51
October 2021	36.02	43.84
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
First Quarter 2022	35.79	51.66
Fourth Quarter 2021	36.02	52.75
Third Quarter 2021	40.25	46.11
Second Quarter 2021	38.97	47.51
First Quarter 2021	41.03	59.27
Fourth Quarter 2020	31.00	42.55
Third Quarter 2020	29.24	39.52
Second Quarter 2020	25.09	36.88
FIVE MOST RECENT FULL FINANCIAL YEARS
2021	36.02	59.27
2020	20.93	42.55
2019	28.59	40.36
2018	32.00	77.95
2017	34.86	77.05

On December 27, 2005, our shares commenced trading on the TASE in Israel under the symbol "SILC." On October 26, 2015, our Board of Directors resolved to act to delist the Company's shares from trading on the TASE. The last trading day in our shares on the TASE was January 26, 2016, and on January 28, 2016, our shares were delisted from trading on the TASE.

Item 10.	ADDITIONAL INFORMATION

A.          Share Capital

Not applicable.

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

General Corporate Tax

Israeli companies are subject to corporate tax at the rate of 25% as of 2016, 24% as of 2017, and 23% as from 2018. However, the effective tax rate payable by a company which derives income from a "Benefited Enterprise", or from a "Preferred Enterprise" or from "Preferred Technological Enterprise" (as further discussed below) may be considerably less.

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

The Encouragement of Capital Investments Law, 1959 (the "Investment Law")

Pursuant to the Investment Law, a "Preferred Enterprise" is entitled to a reduced corporate flat tax rate of 15% with respect to income that qualifies as “Preferred Technological Income” as defined in the Investment Law, unless the "Preferred Enterprise" is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rates are 16% and 7.5% with respect to Preferred Technological Income derived in 2017 and thereafter. Income derived by a "Special Preferred Enterprise" (as such term is defined in the Investment Law) are entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the "Special Preferred Enterprise" is located in a certain development zone. Under the Investment Law, most of the tax incentives offered are not dependent on minimum qualified investments or on foreign ownership. Companies may be able to enjoy both government grants and tax benefits concurrently.

"Preferred Enterprise" is defined as an Industrial Enterprise (including, inter alia, an enterprise which develops software, an enterprise which provides approved R&D services to foreign residents and an enterprise which the IIA confirmed is carrying out R&D in the field of alternative energy), which inter-alia, generally more than 25% of its business income is from export to market consisting more than 14 million residents.

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

On January 6, 2011 the Israeli Parliament (the "Knesset") enacted the Economic Policy Law for 2011 and 2012 (legislative amendments), 2011 in which the Investment Law was also amended (the “2011 Amendment”). The 2011 Amendment introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011.

The definition of a “Preferred Company” includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, a “Preferred Enterprise” and is controlled and managed from Israel. Pursuant to the 2011 Amendment, beginning in 2014 and in each year thereafter until 2016, a Preferred Company may only be entitled to a reduced corporate tax rate of 16% with respect to its preferred income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 7.5%.

On December 29, 2016 the Knesset enacted the "Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016" in which the Investment Law was amended again (hereinafter: “the 2017 Amendment”). The 2017 Amendment added new tax benefit tracks for a “preferred technological enterprise” and a “special preferred technological enterprise” which award reduced tax rates to a technological industrial enterprise for the purpose of encouraging activity relating to the development of qualifying intangible assets.

The benefits will be awarded to a “preferred company” that has a “preferred technological enterprise” or a “special preferred technological enterprise” with respect to taxable “preferred technological income” per its definition in the Investment Law.

Preferred technological income that meets the conditions required in the law, will be subject to a reduced corporate tax rate of 12%, and if the preferred technological enterprise is located in "Development Area A" in Israel - to a reduced tax rate of 7.5%. A company that owns a special preferred technological enterprise will be subject to a reduced corporate tax rate of 6% regardless of the development area in which the enterprise is located. The 2017 Amendment is effective as from January 1, 2017.

Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefit period of ten years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

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

On November 15, 2021, the Knesset Finance approved Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2021 and 2022) – 2021 (“the 2021 Amendment”). The 2021 Amendment stipulated rules with respect to “Accumulated income” which was generated by a company until December 31, 2020.

“Accumulated Income” is defined as an income including capitalized income that was exempt from corporation tax on the year in which it was generated, according to the Investment Law provisions, and the company did not pay any corporation tax except for tax payments made regarding a distribution made to a subsidiary or which was attributed to the subsidiary directly or indirectly.

The tax rate that will be imposed on the Selected Accumulated Income shall be at the corporation tax rate which would have applied to that income under section 47 provisions, in the year it was generated, multiplied by the tax coefficient (according to the definition of this term under the Investment Law provisions), and not less than 6%. The company shall pay the tax within 30 days and will not be able to regret it. The rest of the Accumulated Income which is not the Selected Accumulated Income will be taxed according to the provisions of the Investment Law.

The company shall be entitled to pay tax regarding its Accumulated Income, in whole or in part, in accordance with its choice by written notice to the ITA (“Selected Accumulated Income” and “Selection Date” respectively). After paying the corporate tax, the Investment Law provisions stipulate that the company shall invest in its Industrial Enterprise, during the 5 years starting on the Selection Date for at least one of the following: (1) purchase of productive assets according to the definition of this term and excluding buildings; (2) investment in research and development in Israel; or (3) payment of salaries to new employees in the company compared to the employees employed by the company at the end of the tax year 2020, and excluding salaries to company’s officers (as defined under the Investment Law). The investment amount will be calculated according to the Investment Law Provisions. Subject to additional conditions stipulated by the Investment Law provisions, the company will be able to distribute Its Selected Accumulated income as a dividend, after withholding 15% tax from the distributed amount. The 2021 Amendment is effective as from January 1, 2022.

As a result of the aforesaid legislation, starting 2021 the Company has implemented the “preferred technological enterprise” tax benefit track.

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

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Under the Industry Encouragement Law, an "Industrial Company" is defined as a company which is an Israeli resident and incorporated in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, is derived from an "Industrial Enterprise" owned by it and located in Israel or in the “Area” as defined in the Israeli Tax Ordinance. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production activity.

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

In case of dividends paid out of the profits of a "Preferred Enterprise" or "Preferred Technological Enterprise", the applicable tax rate is 20% for an individual and 0% for a corporation.

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

In case of dividends paid out of the profits of a "Preferred Enterprise" or "Preferred Technological Enterprise", the applicable tax rate is 20% for individuals and 15% for a US corporations holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, subject to certain conditions.

Residents of the United States will generally have taxes in Israel withheld at source.

Excess Tax.

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% in 2017 and thereafter (2% in 2013-2016) on annual income exceeding a certain threshold (NIS 663,240 as of 2022, NIS 647,640 as of 2021, NIS 651,600 as of 2020, NIS 649,560 as of 2019, NIS 641,880 as of 2018, and NIS 640,000 as of 2017), including, but not limited to, dividends, interest and capital gains.

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

Not applicable.

G.          Statement by experts

Not applicable.

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

Not applicable.

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

Interest Rate Risk

As of December 31, 2021, our investment portfolio consisted of approximately US$ 32.0 million invested in corporate and government debt securities. These securities are classified as "held to maturity." All of the Company's investments are in fixed-rate instruments.

We may be required to adjust the carrying value of our investment securities due to a default, lack of liquidity or other event. For that matter we are required to use of forward-looking information to calculate credit loss estimates

 As of December 31, 2021, we were not required to adjust the carrying value of our investment securities.

For quantitative information on the Company's marketable securities, please see Note 5 to our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2021, we did not have any short or long term interest bearing loans or debts, hence with respect to the Company's business operations, we do not have any exposure to interest rate risk.

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

As of December 31, 2021, we had accounts receivable in NIS or in funds linked thereto in the amount of US$ 13,046 thousand. Market risk was estimated as the potential decrease in balance resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the balance of our accounts receivable would decrease by US$1,186 thousand. As of December 31, 2021, we had accounts payable in NIS or linked thereto in the amount of US$ 16,889 thousand. Market risk was estimated as the potential increase in balance resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such decrease in the Dollar exchange rate, the balance of our accounts payable would increase by US$ 1,877 thousand.

In 2021, there was a decrease of 3.27% in the Dollar exchange rate to the NIS which resulted in an aggregate increase in the fair value of our assets of US$ 410 thousand and an aggregate increase in the fair value of our liabilities of US$ 566 thousand.

Inflation in Israel and the Israeli currency as well as U.S. Dollar exchange rate fluctuations may have only a limited effect on our accounts payable as well as on our accounts receivable, as described above.

Inflation in Denmark and the Danish currency as well as U.S. Dollar exchange rate fluctuations do not have a significant effect on our accounts receivable as well as on our accounts payable.

Our operating expenses may be affected by fluctuations in the value of the U.S. dollar as it relates to the NIS. By way of example, a hypothetical 10% weakening in the value of the U.S. Dollar relative to the NIS in 2021 would have resulted in an increase in operating expenses of approximately US$ 1,534 thousand for the year ended December 31, 2021. In addition, our operating expenses may be affected by fluctuations in the value of the U.S. Dollar as it relates to the DKK. By way of example, a hypothetical 10% weakening in the value of the U.S. dollar relative to the DKK in 2021, would have resulted in an increase in operating expenses of approximately US$ 1,116 thousand for the year ended December 31, 2021.

As of December 31, 2021, all of our investments, other than a portion of our cash and cash equivalents comprising a small portion of our overall investment portfolio, consisted of investments denominated in U.S. Dollars, and our portfolio is therefore not subject to significant exposure to foreign currency exchange risk.

As of December 31, 2021, we were not engaged in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations.

Credit Risk

Our investment portfolio includes "held to maturity" marketable securities. These securities include investments issued by highly rated corporations. As of December 31, 2021, the rating of the securities in our portfolio was at least BBB+. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations), which were exacerbated by the recent turmoil that has affected the financial markets and the global economy and caused credit issues for a number of reputable financial institutions. Any changes in fair value of our investment securities due to credit risk do not affect our profit or loss unless there is other than temporary impairment (see Note 2G to our financial statements for the year ended December 31, 2021). For additional information see "Item 3.D. Key Information – Risk Factors."

As of December 31, 2021, we were not required to adjust the carrying value of our investment securities.

Our top four ultimate customers accounted for approximately 35% of our revenues in 2021. We expect that a small number of customers will continue to account for a significant portion of our revenues for the foreseeable future. Difficulties in the fulfillment of the financial obligations of one or more of such customers may expose us to credit risk and may have a material adverse effect on our business and our financial condition and results. For additional information see "Item 3.D. Key Information – Risk Factors." Difficulties in the fulfillment of financial obligations of one or more of our customers may have an adverse effect on our ability to consummate the collection of consideration payable under purchase orders placed by, or invoiced to, such customers under one or more Design Wins in relation to which such customers operate" and Note 14B to our financial statements for the year ended December 31, 2021.

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

Management assessed our internal control over financial reporting as of December 31, 2021, the end of our fiscal year. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control — Integrated Framework (2013)."

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2021, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. We reviewed the results of management's assessment with the audit committee of our Board of Directors.

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

Item 15A.	CONTROLS AND PROCEDURES

Not Applicable.

Item 16.	Reserved.

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors had determined that both Ms. Ayelet Aya Hayak and Mr. Ilan Erez were our audit committee financial experts.

Item 16B.	CODE OF ETHICS

Our company has adopted a code of ethics, which applies to all our employees, office holders and directors, including our Chief Executive Officer, our Chief Financial Officer, our VP Finance, Director of Finance and our Corporate Controller.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services for the audit of the Company's consolidated annual financial statements for the years ended December 31, 2021 and 2020, audit-related services and tax services rendered by Somekh Chaikin, a member firm of KPMG International, and Kesselman & Kesselman Certified Public Accountants (Isr.) PwC Israel.

	2021		2020
	PWC	KPMG	PWC	KPMG
Audit Fees(1)	$120,000	$20,000	-	$120,000
Audit-Related Fees(2)	-	-	-	$5,900
Tax Fees(3)	$2,800	$56,744	-	$77,522

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

Audit committee's pre-approval policies and procedures

We are required to obtain the approval of our audit committee (and subsequently the consent of the Board of Directors and shareholders) before engaging our independent auditors, Kesselman & Kesselman Certified Public Accountants (Isr.) PwC Israel, to audit our consolidated financial statements, as well as to provide other audit or permitted non-audit services to us. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval from the audit committee on an annual basis for the various audit and non-audit services that may be performed by our auditors. Our audit committee is not permitted to approve the engagement of our auditors for any services that would be inconsistent with maintaining the auditor's independence or that are not permitted by applicable law.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased	Average Price Paid per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Plan	Approximate Dollar Value that May Yet Be Purchased Under the Plan (US$)
January 1, 2021 - January 31, 2021(1)	19,594	44.036	775,141	4,389,599
February 1, 2021 - February 28, 2021(1)	25,050	46.239	800,191	3,231,313
March 1, 2021 - March 31, 2021(1)	41,450	47.121	841,641	1,278,130
April 1 2021 - April 26, 2021 (1)	28,175	45.307	869,816	1,599
April 1 2021 - April 30, 2021 (1)	28,175	45.307	869,816	1,599
May 04, 2021 - May 31, 2021 (2)	26,261	40.888	896,077	13,926,228
May 1, 2021 - May 31, 2021 (2)	26,261	40.888	896,077	13,926,228
June 1, 2021 - June 30, 2021(2)	28,370	43.986	924,447	12,678,351
July 1, 2021 - July 31, 2021 (2)	25,130	42.686	949,577	11,605,662
August 1, 2021 - August 31, 2021(2)	21,966	44.056	971,543	10,637,936
September 1, 2021 - September 30, 2021(2)	25,914	43.172	997,457	9,519,188
October 1, 2021 - October 31, 2021(2)	29,068	40.506	1,026,525	8,341,753
November 1, 2021 - November 30, 2021(2)	27,831	45.536	1,054,356	7,074,432
December 1, 2021 - December 31, 2021(2)	23,880	46.674	1,078,236	5,959,861

(1)
On April 30, 2020, our Board of Directors determined that it was in the Company's best interest to pursue a repurchase plan of Ordinary Shares from the Company's shareholders, for a total amount not exceeding $15,000,000. The plan was in effect for a one-year period commencing on May 4, 2020. According to the plan, repurchases could be made in the open market subject to applicable securities laws and regulations. The timing and amount of each repurchase transaction was subject to a variety of factors and did not obligate the Company to acquire any specific number of ordinary shares and authorized management to determine at its discretion, at any time, whether to continue, suspend, or terminate the plan.

(2)
On April 29, 2021, our Board of Directors determined that it was in the Company's best interest to pursue a new repurchase plan of Ordinary Shares from the Company's shareholders, for a total amount not exceeding $15,000,000, upon similar terms to the prior plan, and which shall be in effect for a one-year period commencing on May 3, 2021, unless otherwise determined by the Board of Directors.

Item 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Following a resolution of our Board of Directors on March 15, 2021,  Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International (“KPMG”), declined to be reelected as our independent accountant.

KPMG audited our financial statements as of and for the fiscal years ended December 31, 2020 and 2019. The reports of KPMG on the financial statements of the Company for the fiscal years ended December 31, 2020 and 2019, did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During our fiscal years ended December 31, 2020 and 2019, and through the interim period ended March 15, 2021, there were no disagreements between us and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreements in connection with its audit reports on our financial statements.

During our two most recent fiscal years ended December 31, 2020 and 2019, and the interim period ended March 15, 2021, KPMG did not advise the Company of any reportable events specified in Item 304(a)(1)(v) of Regulation S-K with respect to us.

Kesselman & Kesselman Certified Public Accountants (Isr.) PwC Israel (“PwC”) was appointed as our new independent registered public accounting firm following the Company’s Annual General Meeting on June 3, 2021.

During the fiscal year ended December 31, 2020, and the subsequent interim period prior to the engagement of PwC, we did not consult KPMG regarding (i) the application of accounting principles to any specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on our financial statements, and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or (iii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) and the related instructions to this Item) or a reportable event (as defined in Item 16F(a)(1)(v)).

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

Item 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

Item 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III.

Item 17.	FINANCIAL STATEMENTS

Not Applicable.

Item 18.	FINANCIAL STATEMENTS

See pages F-1 to F-55.

Item 19.	EXHIBITS

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

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (*)

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (*)

13.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (*)

13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (*)

15.1	Consent of Kesselman & Kesselman Certified Public Accountants (Isr.), PwC Israel. (*)

15.2	Consent of Somekh Chaikin, Independent Registered Public Accounting Firm, a member firm of KPMG International. (*)

16.1	Letter from Somekh Chaikin, Independent Registered Public Accounting Firm, a member firm of KPMG International., regarding change in auditor. (*)

(*)	Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICOM LIMITED By: /s/ Shaike Orbach Shaike Orbach Chief Executive Officer

April 27, 2022

Silicom Ltd.
and its Subsidiaries
Consolidated
Financial Statements
As of and for the year ended
December 31, 2021

Silicom Ltd. and its Subsidiaries
Consolidated Financial Statements as of December 31, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Silicom Ltd.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Silicom Ltd. and subsidiaries (the “Company”) as of December 31, 2021, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Form 6-K. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates

Capitalized internally developed software costs

As described in Note 2P to the consolidated financial statements, the Company capitalized internally developed software costs of $6.5 million as of December 31, 2021. Management applied significant judgment in determining which software projects and activities within those projects qualify for capitalization, and the timing of establishing technological feasibility. In addition, management applied judgment in determining when to cease the capitalization of costs related to internal developed software that will be placed in service.

The principal considerations for our determination that performing procedures relating to capitalized internally developed software costs is a critical audit matter are (i) there was a high degree of auditor judgment and subjectivity in applying procedures relating to capitalized internally developed software costs due to the significant amount of judgment by management when developing the estimates; (ii) significant audit effort was required in evaluating the significant assumptions relating to the estimates, such as the software projects qualification for capitalization, timing of establishing technological feasibility and time to cease capitalization;

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to capitalized internally developed software costs, including controls over the software projects qualification for capitalization, timing of establishing technological feasibility and time to cease capitalization. These procedures also included, among others, (i) inspection of the products documentation; (ii) testing management’s process for estimating the capitalized internally developed software costs; and (iii) testing management’s identification of accumulated time and costs, both internal and external, associated with internal software development activities and the Company's controls over when internal developed software is placed in service and amortization started.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
March 16, 2022

We have served as the Company’s auditor since 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Silicom Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Silicom Ltd. and subsidiaries (the Company) as of December 31, 2020, the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinions

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Somekh Chaikin
Somekh Chaikin

Member Firm of KPMG International
We have served as the Company’s auditor since 1997 to 2021.
Tel Aviv, Israel
March 15, 2021

Silicom Ltd. and its Subsidiaries

Consolidated Balance Sheets as of December 31

		2020	2021
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	4	20,676	29,285
Short-term bank deposits	2F	5,000	-
Marketable securities	2G, 5	35,117	8,266
Accounts receivable:
Trade, net	2H	21,660	31,120
Other	6	6,126	4,693
Inventories	7	47,650	75,753

Total current assets		136,229	149,117

Marketable securities	2G, 5	15,281	23,773

Assets held for employees' severance benefits	12	1,833	1,882

Deferred tax assets	16G	1,790	1,616

Property, plant and equipment, net	8	4,110	4,576

Intangible assets, net	9	1,170	4,314

Operating leases right-of-use, net	11	9,913	8,765

Goodwill		25,561	25,561

Total assets		195,887	219,604

Avi Eizenman	Shaike Orbach	Eran Gilad
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Kfar-Saba, Israel
March 16, 2022

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Balance Sheets as of December 31 (Continued)

		2020	2021
	Note	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable		14,610	29,918
Other accounts payable and accrued expenses	10	12,953	18,582
Operating lease liabilities	11	1,813	1,811

Total current liabilities		29,376	50,311

Long-term liabilities
Operating lease liabilities	11	8,282	7,377
Liability for employees' severance benefits	12	3,256	3,443
Deferred tax liabilities	16G	136	10

Total liabilities		41,050	61,141

Shareholders' equity	13
Ordinary shares, ILS 0.01 par value; 10,000,000 shares
authorized; 7,670,033 and 7,670,033 issued as at
December 31, 2020 and 2021, respectively;
6,899,515 and 6,709,528 outstanding as at
December 31, 2020 and 2021, respectively		22	22
Additional paid-in capital		60,117	63,390
Treasury shares (at cost) 770,518 and 960,505 ordinary shares as at
December 31, 2020 and 2021, respectively		(24,807)	(34,995)
Retained earnings		119,505	130,046

Total shareholders' equity		154,837	158,463

Total liabilities and shareholders’ equity		195,887	219,604

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Operations for the Year Ended December 31

		2019	2020	2021
		US$ thousands
	Note	Except for share and per share data

Sales	2O, 14	105,240	107,398	128,460
Cost of sales		69,146	73,632	84,072

Gross profit		36,094	33,766	44,388

Operating expenses
Research and development		15,075	17,244	20,091
Sales and marketing		6,647	6,209	6,599
General and administrative		4,159	4,065	4,641

Total operating expenses		25,881	27,518	31,331

Operating income		10,213	6,248	13,057
Financial income, net	15	1,646	1,034	(152)

Income before income taxes		11,859	7,282	12,905

Income taxes	16	1,623	1,557	2,364

Net income		10,236	5,725	10,541

Income per share:
Basic income per ordinary share (US$)	2U	1.361	0.804	1.544

Diluted income per ordinary share (US$)		1.352	0.800	1.513

Weighted average number of ordinary shares used to compute basic income per share (in thousands)		7,520	7,118	6,826

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)		7,573	7,157	6,969

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity

	Ordinary shares		Additional paid-in capital	Treasury shares(3)	Retained earnings	Total shareholders’ equity
	Number of shares(1)	US$ thousands

Balance at January 1, 2019	7,559,205	22	54,621	(38)	103,544	158,149

Exercise of options and RSUs(2)	44,500	*-	154	-	-	154
Purchase of treasury shares	(252,388)	-	-	(7,971)	-	(7,971)
Share-based compensation	-	-	2,355	-	-	2,355
Net income	-	-	-	-	10,236	10,236

Balance at December 31, 2019	7,351,317	22	57,130	(8,009)	113,780	162,923

Exercise of options and RSUs(2)	51,357	*-	276	-	-	276
Purchase of treasury shares	(503,159)	-	-	(16,798)	-	(16,798)
Share-based compensation	-	-	2,711	-	-	2,711
Net income	-	-	-	-	5,725	5,725

Balance at December 31, 2020	6,899,515	22	60,117	(24,807)	119,505	154,837

Purchase of treasury shares	(322,689)	-	-	(14,291)	-	(14,291)
Reissuance of treasury shares under share-based compensation plan	132,702	*-	411	4,103	-	4,514
Share-based compensation	-	-	2,862	-	-	2,862
Net income	-	-	-	-	10,541	10,541

Balance at December 31, 2021	6,709,528	22	63,390	(34,995)	130,046	158,463
(1)	Net of shares held by Silicom Inc. and Silicom Ltd.
(2)	Restricted share units (hereinafter - "RSUs")
(3)	Company shares held by the Company. Presented as a reduction of equity at their cost to the Company.
The treasury shares have no rights.
*	Less than 1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows for the Year Ended December 31

	2019	2020	2021
	US$ thousands

Cash flows from operating activities
Net income	10,236	5,725	10,541

Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,997	2,384	2,437
Impairment of intangible assets	-	1,657	-
Write-down of obsolete inventory	2,106	1,578	5,246
Discount on marketable securities, net	144	244	621
Share-based compensation expense	2,355	2,711	2,862
Deferred taxes, net	(699)	(61)	48
Changes in assets and liabilities:
Accounts receivable - trade	(1,441)	3,467	(9,472)
Accounts receivable - other	4,385	(1,362)	1,217
Accounts receivable - related parties	364	-	-
Change in liability for employees' severance benefits, net	175	153	138
Inventories	3,529	(13,336)	(33,526)
Trade accounts payable	769	(2,076)	15,031
Other accounts payable and accrued expenses	2,824	3,872	5,936
Accounts payable - related parties	(18)	-	-
Net cash provided by operating activities	26,726	4,956	1,079

Cash flows from investing activities
Investment in short-term bank deposits, net	(13,542)	8,542	5,000
Purchase of property, plant and equipment	(1,441)	(1,694)	(2,586)
Investment in intangible assets	(1,018)	(1,487)	(3,572)
Proceeds from maturity of marketable securities	1,997	16,629	37,850
Purchases of marketable securities	(15,604)	(6,558)	(19,927)
Net cash provided by (used in) investing activities	(29,608)	15,432	16,765

Cash flows from financing activities
Exercise of options	154	276	-
Purchase of treasury shares	(7,971)	(16,798)	(14,291)
Proceeds from reissuance of treasury shares upon exercise of options	-	-	4,514
Net cash used in financing activities	(7,817)	(16,522)	(9,777)

Effect of exchange rate changes on cash balances held	360	341	542

Increase (decrease) in cash and cash equivalents	(10,339)	4,207	8,609

Cash and cash equivalents at beginning of year	26,808	16,469	20,676
Cash and cash equivalents at end of year	16,469	20,676	29,285

Supplementary cash flow information
A. Non-cash transactions:
Investments in property, plant and equipment and ROU	1,621	7,548	510
B. Cash paid during the year for:
Income taxes	1,103	1,284	2,371

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

The significant outbreak of a contagious disease, Covid-19, which was declared a pandemic by the World Health Organization in March 2020, has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many countries, resulting in a global economic downturn. As a response to the spread of Covid-19 many countries, including Israel, USA and Denmark where most of the Company's workforce is located, have been taking measures designated to limit the continued spread of Covid-19, including the closure of workplaces, restricting travel, prohibiting assembling, closing international borders and quarantining populated areas. Many Governments around the globe introduced temporary emergency regulations requiring all residents to remain in their homes along with limitations on which business are allowed to remain open and the number of workers allowed at each site. While Israel, USA and Denmark began vaccinating their population in 2020 and 2021, it is still unclear to what extent the vaccines will be able to stop the spread of the pandemic, especially because it is still unknown whether the vaccine is effective in neutralizing all variants of the virus. While the full impact of the Covid-19 pandemic is still unknown at this time, the Company is closely monitoring the developments and continually assessing the potential impact on its business. The Company's business may be adversely affected by the Covid-19 pandemic related risks, which may lead to an adverse effect on the Company's financial performance, revenue, financial position and results.
Note 2 - Summary of Significant Accounting Policies

The significant accounting policies, which are applied consistently throughout the periods presented, are as follows:

A.	Financial statements in US dollars

Substantially all sales of the Company are made outside of Israel (see Note 14A regarding geographical distribution), in US dollars ("dollars"). Most purchases of materials and components, and a significant part of the marketing costs are made or incurred, primarily in dollars. Therefore, the dollar is the currency that represents the principal economic environment in which the Company operates and is thus its functional currency.

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

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include revenue recognition over time, credit loss, income taxes, inventories, marketable securities, goodwill, intangible assets and share-based compensation.
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
The Company’s impairment policy until December 31, 2019, prior to the adoption of the new CECL standard

When other-than-temporary impairment has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether the Company intends to sell the security or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss.
A decline in the market value of HTM security below cost that is deemed to be other than temporary results in an impairment to reduce the carrying amount to fair value. To determine whether an impairment is other than temporary, the Company considers all available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.
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

The Company’s impairment policy from January 1, 2020, following the adoption of the new CECL standard

On January 1, 2020, the Company adopted ASU 2016-13 (Topic 326) Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, as further clarified by the Financial Accounting Standards Board (the "FASB") through the issuance of additional related ASUs, which requires the measurement and recognition of current expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the previous incurred loss impairment model with an expected loss model, which requires the use of forward-looking information to calculate credit loss estimates. The Company adopted the standard under the modified retrospective approach.
H.	Trade accounts receivable, net
The Company’s accounts receivables accounting policy until December 31, 2019, prior to the adoption of the new CECL standard

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

The Company’s accounts receivables accounting policy from January 1, 2020, following the adoption of the new CECL standard

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows.

The Company presents accounts receivable in the consolidated balance sheets net of allowance for credit losses for potential uncollectible amounts. The Company estimates the collectability of accounts receivable balances and adjust the allowance for credit losses based on the Company's assessment of collectability by reviewing accounts receivable on an aggregated basis where similar characteristics exist and on an individual basis when it identifies specific customers with known disputes or collectability issues. The Company also considers a number of factors to assess collectability, including the past due status, creditworthiness of the specific customer, payment history and reasonable and supportable forecasts of future economic conditions.

As of December 31, 2020 and 2021, the allowance for credit losses amounted to US$ 20 thousand.

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
The Company’s goodwill impairment policy until December 31, 2019, prior to the adoption of ASU 2017-04
Goodwill is reviewed for impairment at least annually in accordance with ASC 350, Intangibles—Goodwill and Other. ASC 350 provides an entity the option to perform a qualitative assessment to determine whether it is more likely than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more likely than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.
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
The Company’s goodwill impairment policy from January 1, 2020, following the adoption of ASU 2017-04

The Company may first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company performs a qualitative assessment and concludes that it is more likely than not that the fair value of a reporting unit exceeds its carrying value, goodwill is not considered impaired and the impairment test is not required. However, if the Company concludes otherwise, it is then required to perform a quantitative assessment for goodwill impairment.

The Company performs its quantitative goodwill impairment test by comparing the fair value of its reporting unit with its carrying value. If the reporting unit’s carrying value is determined to be greater than its fair value, an impairment charge is recognized for the amount by which the carrying value exceeds the reporting unit’s fair value. If the fair value of the reporting unit is determined to be greater than its carrying amount, the applicable goodwill is not impaired.

During the years ended December 31, 2019, 2020 and 2021, no impairments were found and therefore no impairment losses were recorded.
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
The Company adopted the new accounting standard ASC 842 "Leases" and all the related amendments on January 1, 2019. The standard also provides practical expedients for an entity’s ongoing accounting. The Company elected the short-term lease recognition exemption for all leases with a term shorter than 12 months. This means that for those leases, the Company does not recognize right-of-use ("ROU") assets or lease liabilities, including not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition, but recognizes lease expenses over the lease term on a straight-line basis.
ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. As of December 31, 2021, all of the company's leases are operating leases.
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

The Company’s lease agreements have remaining lease terms of 2 to 9 years. Some of these agreements include options to terminate the leases immediately. Some of our vehicle lease agreements include rental payments based on the actual usage of the vehicles and other lease agreements include rental payments adjusted periodically for inflation. The agreements related to leases in Israel are in Israeli Shekel ("ILS") or in ILS linked to the Israeli Consumer Price Index or to the US Dollars. The agreements related to leases in the USA are in US Dollars and the agreements related to leases in Denmark are in Danish Krone ("DKK"). The Company’s lease agreements do not contain any residual value guarantees. See Note 11.
O.	Revenue recognition
The Company derives revenues primarily from the sale of networking and data infrastructure solutions.
The Company recognizes revenue upon transfer of control of the promised goods in a contract with a customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. Transfer of control occurs once the customer has the contractual right to use the product, generally upon shipment or once delivery and risk of loss has transferred to the customer.  The Company accounts for a contract with customer when it has approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Each of the Company's contracts includes one type of performance obligation. The Company evaluates each distinct performance obligation within a contract, whether it is satisfied at a point in time or over time. Most of the Company's revenues are recognized at a point in time. Revenue is recognized over time for sales of goods manufactured to unique customer specifications, in which the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date if the customer were to terminate the contract. Revenue recognized over time is measured by the costs incurred to date relative to the estimated total direct costs to fulfill each contract. Incurred costs represent work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Contract costs include labor, materials and overhead.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)
P.	Research and development costs
Capitalization of software development costs (mainly salary) related to programmable components incorporated into the Company's products, are charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all software costs are capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. The company has determined that technological feasibility for its software components of hardware products is reached after all high-risk development issues have been resolved through coding and testing. Amortization begins once the software is ready for its intended use, generally based on the pattern in which the economic benefits will be consumed. The amortization of these costs is included in cost of revenue over the estimated life of the products. Other costs incurred in the research and development of the Company’s products are expensed as incurred.
Q.	Allowance for product warranty
The Company grants assurance-type warranties related to certain products to end-users. The Company estimates its obligation for such warranties to be immaterial on the basis of historical experience. Accordingly, these financial statements do not include an accrual for warranty obligations.
R.	Treasury shares
Treasury shares are recorded at cost and presented as a reduction of shareholders' equity. The Company reissues treasury shares under the Global Share Incentive Plan (2013), upon exercise of options and upon vesting of restricted stock units ("RSU"). Reissuance of treasury shares is accounted for in accordance with ASC 505-30 whereby gains are credited to additional paid-in capital and losses are charged to additional paid-in capital to the extent that previous net gains are included therein and otherwise to retained earnings.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)
S.	Income taxes
Deferred taxes are accounted for under the asset and liability method based on the estimated future tax effects of temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are presented as non-current assets and liabilities and measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured as the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Taxes which would apply in the event of disposal of investments in foreign subsidiaries have not been taken into account in computing the deferred taxes, as the Company's intention is to hold, and not to realize the investments.
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
Basic income per ordinary share is calculated by dividing the net income attributable to ordinary shares, by the weighted average number of ordinary shares outstanding. Diluted income per ordinary share calculation is similar to basic income per ordinary share except that the weighted average of ordinary shares outstanding is increased to include outstanding potential ordinary shares during the period if dilutive. Potential ordinary shares arise from stock options and RSUs, and the dilutive effect is reflected by the application of the treasury stock method.
The following table summarizes information related to the computation of basic and diluted income per ordinary share for the years indicated.

	Year ended December 31
	2019	2020	2021
Net income attributable to ordinary shares (US$ thousands)	10,236	5,725	10,541

Weighted average number of ordinary shares outstanding used in basic income per ordinary share calculation	7,520,389	7,118,244	6,825,630

Add assumed exercise of outstanding dilutive potential ordinary shares	52,228	38,519	143,172

Weighted average number of ordinary shares outstanding used in diluted income per ordinary share calculation	7,572,617	7,156,763	6,968,802

Basic income per ordinary shares (US$)	1.361	0.804	1.544

Diluted income per ordinary shares (US$)	1.352	0.800	1.513

Weighted average number of shares related to options excluded from the diluted earnings per share calculation because of anti-dilutive effect	351,610	180,916	65,534

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)
V.	Comprehensive Income
   For the years ended December 31, 2019, 2020 and 2021, comprehensive income equals net income.
W.	Fair Value Measurements
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
(1)          Credit risk
Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and assets held for employees’ severance benefits. Cash and cash equivalents balances of the Company, which are subject to credit risk, consist of cash accounts held with major financial institutions. Short-term bank deposits balances of the Company, which are subject to credit risk, consist of short-term bank deposits held with a major Israeli Bank. Marketable securities consist of held to maturity marketable securities issued by highly rated corporations. As of December 31, 2020 and 2021, the ratings of the securities in the Company's portfolio was at least A- and BBB+ respectively. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations). The Company closely monitors extensions of credit and has never experienced significant credit losses.
(2)          Significant customers
The Company's top four ultimate customers accounted for approximately 35% of its revenues in 2021. The Company expects that a small number of customers will continue to account for a significant portion of its revenues for the foreseeable future. See Note 14.
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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 4 - Cash and Cash Equivalents

	December 31
	2020	2021
	US$ thousands

Cash	19,477	25,368
Cash equivalents *	1,199	3,917
	20,676	29,285

*	Comprised mainly of bank deposits in ILS as at December 31, 2020 and 2021 carrying a weighted average interest rate of 0.84% and 0.03%, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Marketable Securities
The Company's investment in marketable securities as of December 31, 2020 and 2021 are classified as ''held-to-maturity'' and consist of the following:
	Amortized cost basis**	Gross unrealized holding gains	Gross unrealized holding (losses)	Aggregate fair value*
	US$ thousands
At December 31, 2021
Held to maturity:
Corporate debt securities and government debt securities
Current	8,300	43	(19)	8,324
Non-Current (1 to 4 years)	23,966	10	(512)	23,464

	32,266	53	(531)	31,788

At December 31, 2020
Held to maturity:
Corporate debt securities and government debt securities
Current	35,445	265	(102)	35,608
Non-Current (1 to 5 years)	15,365	339	-	15,704

	50,810	604	(102)	51,312
*	Fair value is being determined using Level 2 inputs.
**	Including accrued interest in the amount of US$ 412 thousand and US$ 227 thousand as of December 31, 2020 and 2021, respectively.

The accrued interest is presented as part of other receivables on the balance sheet.
Activity in marketable securities in 2021	US$ thousands

Balance at January 1, 2020	61,125

Purchases of marketable securities	6,558
Discount on marketable securities, net	(244)
Proceeds from maturity of marketable securities	(16,629)

Balance at January 1, 2021	50,810

Purchases of marketable securities	19,927
Discount on marketable securities, net	(621)
Proceeds from maturity of marketable securities	(37,850)

Balance at December 31, 2021	32,266

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Marketable Securities (Cont’d)
The following table summarizes the gross unrealized losses or gains on investment securities and the fair value of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss or gain position, at December 31, 2021:

	Less than 12 months		12 months or more		Total
Held to maturity:	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value

Corporate debt securities and government debt securities	(531)	25,814	—	—	(531)	25,814

	Less than 12 months		12 months or more		Total
Held to maturity:	Unrealized Gains	Fair value	Unrealized Gains	Fair value	Unrealized Gains	Fair value

Corporate debt securities and government debt securities	—	—	53	5,974	53	5,974
The unrealized losses or gains on the investments were caused by changes in interest rate. The Company has the ability and intent to hold these investments until maturity and it is more likely than not that the Company will not be required to sell any of the securities before recovery.

Note 6 - Other Receivables

	December 31
	2020	2021
	US$ thousands

Advances to suppliers	618	333
Government authorities	3,668	2,184
Prepaid expense	477	768
Other receivables	1,363	1,408
	6,126	4,693

Note 7 - Inventories

	December 31
	2020	2021
	US$ thousands

Raw materials and components	29,362	57,156
Products in process	10,041	11,186
Finished products	8,247	7,411
	47,650	75,753

In the years ended December 31, 2019, 2020 and 2021, the Company recorded inventory write-downs in the amount of US$ 2,106 thousand, US$ 1,578 thousand and US$ 5,246 thousand respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 8 - Property, Plant and Equipment, Net

	December 31
	2020	2021
	US$ thousands

Machinery and equipment	15,494	17,305
Office furniture and equipment	991	1,129
Leasehold improvements	2,884	3,406

Property, plant and equipment	19,369	21,840

Accumulated depreciation	(15,259)	(17,264)

Property, Plant and equipment, net	4,110	4,576

Depreciation expense for the years ended December 31, 2019, 2020 and 2021 were US$ 1,731 thousand, US$ 2,000 thousand and US$ 2,009 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 9 - Intangible Assets

		December 31
		2020	2021
	Useful	US$ thousands
Original cost:
Capitalization of software development costs	3	2,983	6,546
Licenses	3	556	565
		3,539	7,111
Accumulated amortization:
Capitalization of software development costs		2,163	2,366
Licenses		206	431
		2,369	2,797

Intangible assets, net:
Capitalization of software development costs		820	4,180
Licenses		350	134
		1,170	4,314
Amortization expense for the years ended December 31, 2019, 2020 and 2021 were US$ 266 thousand, US$ 378 thousand and US$ 428 thousand, respectively. The company recorded an impairment charge of US$ 1,657 thousand in the year ended December 31, 2020, for software that will no longer be utilized by the company and the asset value and accumulated amortization were written off. The impairment was recorded in cost of sales.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 – Other accounts payable and accrued expenses

	December 31
	2020	2021
	US$ thousands

Accrued expenses	2,739	8,664
Employee benefits	6,154	6,562
Government authorities	632	577
Other payables	3,428	2,779
	12,953	18,582

Note 11 – Leases

A.	The components of operating lease cost for the year ended December 31, 2021 and 2020 were as follows:
	Year ended December 31
	2019	2020	2021
	US$ thousands
Operating lease costs (mainly plant and offices)	1,494	1,623	1,921
Variable lease payments not included in the lease liability	2	3	8
Short-term lease cost	287	285	278
Total operating lease cost	1,783	1,911	2,207
B.	Supplemental cash flow information related to operating leases was as follows:
	Year ended December 31
	2019	2020	2021
	US$ thousands
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	1,541	1,601	1,887
Right-of-use assets obtained in exchange for lease liabilities (non-cash):
Operating leases	1,524	7,201	451

C.        Supplemental balance sheet information related to operating leases was as follows:

	December 31
	2020	2021
	US$ thousands

Operating leases:
Operating leases right-of-use	9,913	8,765

Current operating lease liabilities	1,813	1,811
Non-current operating lease liabilities	8,282	7,377
Total operating lease liabilities	10,095	9,188

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 - Leases (cont’d):
C.        Supplemental balance sheet information related to operating leases was as follows (cont’d):
	December 31
	2020	2021
	US$ thousands

Weighted average remaining lease term (years)	8.2	7.3

Weighted average discount rate	2.4%	2.3%
D.       Future minimum lease payments under non-cancellable leases as of December 31, 2021 were as follows:
December 31, 2021
US$ thousands

2022	1,813
2023	1,597
2024	1,235
2025	1,011
After 2026	4,090
Total operating lease payments	9,746
Less: imputed interest	(558)
Present value of lease liabilities	9,188

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Assets Held and Liability for Employees' Severance Benefits
A.	Under Israeli law and labor agreements, Silicom is required to make severance payments to retired or dismissed employees and to employees leaving employment in certain other circumstances.
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

D.	Expenses recorded with respect to employees' severance payments for the years ended December 31, 2019, 2020 and 2021 were US$ 929 thousand, US$ 986 thousand and US$ 1,104 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity
Capital and reserves
On May 2, 2019, the Company's Board of Directors authorized and began implementation of a one-year share repurchase plan to repurchase up to $15 million of the Company's ordinary shares. On April 30, 2020 the Company's Board of Directors authorized another one-year share repurchase plan allowing the Company to invest up to $15 million to repurchase its ordinary shares. This plan has began as the previously announced $15 million one-year share repurchase plan was completed. On April 29, 2021 the Company's Board of Directors authorized another one-year share repurchase plan allowing the Company to invest up to $15 million to repurchase its ordinary shares. This plan has begun as the previously announced $15 million one-year share repurchase plan was completed. Repurchases may be made in the open market and will be in accordance with applicable securities laws and regulations. The timing and amount of each repurchase transaction may depend on a variety of factors. The share repurchase plan does not obligate the Company to acquire any specific number of ordinary shares and may be suspended or terminated at any time at management’s discretion.
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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)
C.	During 2017 and 2020, the Company granted 78,000 and 86,000 RSUs respectively to certain of its directors, employees and consultants under the 2013 Plan. In relation to those grants:
1.	The vesting period of the RSUs ranges between 2 to 3 years from the date of grant.

2.	The fair value of RSUs is estimated based on the market value of the Company’s stock on the date of grant, less an estimate of dividends that will not accrue to RSUs holders prior to vesting.

3.	The Company recognizes compensation expenses on these RSUs based on estimated grant date fair value, with the following assumptions:

	2017	2020
Expected dividend yield	2.68%	0%

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)
D.	On June 8, 2016, the Company granted, in the aggregate, 93,660 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:
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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)
E.	On January 30, 2017, the Company granted, in the aggregate, 119,925 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:
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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)
F.	On April 30, 2018, the Company granted, in the aggregate, 137,010 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:
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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)
G.	On January 31, 2019, the Company granted, in the aggregate, 141,928 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:
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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)
H.	On June 8, 2020, the Company granted, in the aggregate, 148,426 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:
1.
The exercise price for the options (per ordinary share) was US$ 32.54 and the Option expiration date was the earlier to occur of: (a) June 8, 2028; and (b) the closing price of the shares falling below US$ 16.27 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant.

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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)
I.	On June 3, 2021, the Company granted, in the aggregate, 133,925 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:
1.

The exercise price for the options (per ordinary share) was US$ 41.84 and the Option expiration date was the earlier to occur of: (a) June 3, 2029; and (b) the closing price of the shares falling below US$ 20.92 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	1.41%
Expected dividend yield	0.0%
Average expected volatility (b)	45.28%
Termination rate	9%
Suboptimal factor (c)	3.14

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)
J.	The following table summarizes information regarding stock options as at December 31, 2021:
	Options outstanding		Options exercisable
		Weighted average		Weighted average
		remaining		remaining
Exercise price	Number	contractual life	Number	contractual life
US$	of options	(in years)	of options	(in years)

26.91	18,329	1.6	18,329	1.6

33.27	14,865	4.3	14,865	4.3

28.38	35,533	2.4	35,533	2.4

39.62	76,176	3.1	76,176	3.1

36.11	83,016	4.3	83,016	4.3

33.83	87,334	5.1	87,334	5.1

32.54	134,343	6.4	-	-

41.84	129,925	7.4	-	-

	579,521		315,253

The aggregate intrinsic value of options outstanding as of December 31, 2020 and 2021 is US$ 4,589 thousand and US$ 9,129 thousand, respectively.

The aggregate intrinsic value of options exercisable as of December 31, 2020 and 2021 is US$ 2,263 thousand and US$ 5,300 thousand, respectively.

The total intrinsic value of options exercised during the year ended December 31, 2020 and 2021, is US$ 240 thousand and US$ 2,334 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)
K.	The stock option activity under the abovementioned plans is as follows:
	Number of options	Weighted average exercise price	Weighted average grant date fair value
		US$	US$

Balance at January 1, 2019	365,495

Granted	141,928	33.83	13.35
Exercised	(5,500)	28.09	10.03
Forfeited	(36,676)	35.88	13.50

Balance at December 31, 2019	465,247

Granted	148,426	32.54	14.82
Exercised	(12,357)	22.38	8.63
Forfeited	(11,269)	33.93	14.56

Balance at December 31, 2020	590,047

Granted	133,925	41.84	16.62
Exercised	(132,702)	34.01	12.85
Forfeited	(11,749)	35.79	15.39

Balance at December 31, 2021	579,521
Exercisable at December 31, 2021	315,253

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)
L.	The Restricted Share Units activity under the abovementioned plans is as follows:
	Number of Restricted Share Units	Weighted average grant date fair value
		US$

Balance at January 1, 2019	78,000

Vested	(39,000)	35.36

Balance at December 31, 2019	39,000

Granted	86,000	35.33
Vested	(39,000)	34.43

Balance at December 31, 2020 and December 31, 2021	86,000
The aggregate intrinsic value of RSUs outstanding as of December 31, 2020 and December 31, 2021 is US$ 3,599 thousand and US$ 4,438 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)
M.	During 2019, 2020 and 2021, the Company recorded share-based compensation expenses. The following summarizes the allocation of the stock-based compensation expenses:
	Year ended December 31
	2019	2020	2021
	US$ thousands

Cost of sales	437	535	480
Research and development costs	900	959	1,011
Selling and marketing expenses	493	602	697
General and administrative expenses	525	615	674

	2,355	2,711	2,862
As of December 31, 2021, there were US$ 2,721 thousand of unrecognized compensation costs related to outstanding stock options and RSUs to be recognized over a weighted average period of 1.17 years.
The total tax benefit recognized in the consolidated statements of operations related to share based compensation expenses amounted to US$ 42 thousand for the year ended December 31, 2021.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 14 - Geographic areas and major customers
A.	Information on sales by geographic distribution:

The Company has one operating segment.

Sales are attributed to geographic distribution based on the location of the ultimate customer.

	Year ended December 31
	2019	2020	2021
	US$ thousands

USA	76,081	64,503	88,556
North America - other	1,080	639	964
Israel	11,983	12,362	9,936
Europe	8,973	23,208	19,383
Asia-Pacific	7,123	6,686	9,621

	105,240	107,398	128,460

B.    Sales to single ultimate customers exceeding 10% of sales (US$ thousands):

	Year ended December 31
	2019	2020	2021
	US$ thousands

Customer "A"	17,107	12,278	19,184
Customer "B"	11,030	4,225	10,145
Customer "C"	2,428	13,468	7,788
Customer "D"	-	13,328	7,689

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 14 - Geographic areas and major customers (cont'd)

C.       Information on Long-Lived Assets - Property, Plant and Equipment and ROU assets by geographic areas:

The following table presents the locations of the Company’s long-lived assets as of December 31, 2020 and 2021:

	Year ended December 31
	2020	2021
	US$ thousands

North America	1,081	1,014
Europe	189	340
Israel	12,753	11,987

	14,023	13,341

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Financial Income (Expenses), Net
	Year ended December 31
	2019	2020	2021
	US$ thousands

Interest income	2,295	2,197	1,548
Discount on marketable securities, net	(144)	(244)	(621)
Exchange rate differences, net	(357)	(748)	(1,031)
Bank charges	(148)	(171)	(48)

	1,646	1,034	(152)

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income
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

B.	Corporate tax rate in Israel
The regular corporate tax rate applied to taxable income of Israeli companies is 23% (as from 2018 onwards).
C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the "Law")
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

Note 16 - Taxes on Income (cont’d)

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

As a result of the aforesaid legislation, starting 2021 the Company implement the “preferred technological enterprise” tax benefit track.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)

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

Out of the Company’s retained earnings as of December 31, 2021, approximately US$ 56,136 thousand are tax-exempt, under our previous "Approved Enterprise" and "Benefited Enterprise" status. If such tax-exempt income is distributed as a dividend (including a liquidation dividend), it would be taxed at the regular corporate tax rate applicable to such profits (subject to a maximum rate of 25%) and an income tax liability of up to approximately US$ US$ 14,034 thousand would be incurred as of December 31, 2021. Based on the 2021 Budget Law, the Company anticipates that any future dividends distributed pursuant to its dividend policy, will impose additional tax liabilities on the Company. The Company intends to reinvest its tax-exempt income. Accordingly, no deferred tax liability has been recognized for income attributable to the Company’s previous "Approved Enterprise" or "Benefited Enterprise" status. If the Company was to declare a dividend from its tax-exempt income, an income tax expense would be recognized in the period a dividend is declared.

On November 15, 2021, the Israeli Parliament released its 2021-2022 Budget Law (“2021 Budget Law”). The 2021 Budget Law introduces a new dividend ordering rule that apportions every dividend between previously tax-exempt and previously taxed income. Consequently, distributions (including deemed distributions as per Section 51(h)/51B of the Investment Law) may entail additional corporate tax liability to the distributing company. Effective August 15, 2021, dividend distributions will be treated as if made on a pro-rata basis from all types of earnings, including Exempt Profits. If such tax-exempt income is distributed, it would be taxed at the reduced corporate tax rate applicable to such income.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)
D.	Taxation of the subsidiaries
1.
The subsidiary Silicom Inc. files tax returns with US federal tax authorities and with state tax authorities in the states of New Jersey, California, Virginia, New York, New Mexico, Tennessee, Texas and Illinois.

The federal corporate income tax rate is 21%.

2.	The subsidiary Silicom Denmark is taxed according to the tax laws in Denmark, subject to corporate tax of 22%.

3.
The Company has not provided for Israeli income tax and foreign withholding taxes on US$ 8,702 thousand of its non-Israeli subsidiaries' undistributed earnings as of December 31, 2021. The earnings could become subject to tax if earnings are remitted or deemed remitted as dividends or upon sale of a subsidiary.

The Company currently has no plans to repatriate those funds and intends to indefinitely reinvest them in its non-Israeli operations. The unrecognized deferred tax liability associated with these temporary differences was approximately US$ 1,537 thousand at December 31, 2021.

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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)

F.	Income before income taxes and income taxes expense (benefit) included in the consolidated statements of operations

	Year ended December 31
	2019	2020	2021
	US$ thousands

Income before income taxes:
Israel	9,339	5,565	7,486
Foreign jurisdictions	2,520	1,717	5,419
	11,859	7,282	12,905

Current taxes:
Israel	1,732	1,260	1,281
Foreign jurisdictions	611	506	1,192
	2,343	1,766	2,473

Current tax (benefits) expenses relating to prior years:
Israel	(17)	50	(10)
Foreign jurisdictions	(4)	(198)	(147)
	(21)	(148)	(157)

Deferred taxes:
Israel	(904)	8	174
Foreign jurisdictions	205	(69)	(126)
	(699)	(61)	48

Income tax expense	1,623	1,557	2,364

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)
G.	Deferred tax assets and liabilities
The tax effects of significant items comprising the Company’s deferred tax assets and liabilities are as follows:
	December 31	December 31
	2020	2021
	US$ thousands	US$ thousands

Deferred tax assets:
Accrued employee benefits	368	420
Research and development costs	1,859	2,000
Operating loss carryforwards	66	-
Share based compensation	365	427
Intangible assets	287	228
Operating lease liabilities	1,121	1,048
Other	1	-
Total deferred tax assets	4,067	4,123

Deferred tax liabilities:
Intangible assets	(203)	(169)
Goodwill	(1,089)	(1,300)
Operating leases right-of-use, net	(1,100)	(1,000)
Other	(21)	(48)
Total deferred tax liabilities	(2,413)	(2,517)

Net deferred tax assets	1,654	1,606

In Israel	1,790	1,616
Foreign jurisdictions	(136)	(10)
Net deferred tax assets	1,654	1,606

Non-current deferred tax assets	1,790	1,616
Non-current deferred tax liabilities	(136)	(10)

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)
H.	Reconciliation of the statutory tax expense to actual tax expense

	Year ended December 31
	2019	2020	2021
	US$ thousands

Income before income taxes	11,859	7,282	12,905
Statutory tax rate in Israel	23.0%	23.0%	23.0%
	2,728	1,675	2,968

Increase (decrease) in taxes resulting from:
Non-deductible operating expenses	417	508	395
Prior years adjustments	(21)	(148)	(157)
Tax effect due to
"Preferred Enterprise" status*	(1,099)	(714)	(800)
Statutory rate differential	18	105	(86)
Changes in tax rate	7	181	223
Creation of deferred taxes for tax losses and benefits from previous years for which deferred taxes were not created in the past	(476)	-	-
Other	49	(50)	(179)

Income tax expense	1,623	1,557	2,364

*	The effect of the benefit resulting from the "Preferred Enterprise" status on net earnings per ordinary share is as follows:

	Year ended December 31
	2019	2020	2021

Basic	0.15	0.10	0.12

Diluted	0.15	0.10	0.11

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)
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

During 2019, 2020 and 2021 the Company and its subsidiaries did not have any significant unrecognized tax benefits and thus, no related interest and penalties were accrued.

In addition, the Company and its subsidiaries do not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Subsequent Events

A.
In January 2022, the Company’s compensation committee and board of directors, respectively, have approved the grant of a total of 121,508 options and 16,000 RSUs under the Global Share Incentive Plan (2013).

B.
In March 2022, the Company’s compensation committee and board of directors, respectively, have approved the grant of a total of 26,666 options under the Global Share Incentive Plan (2013) of which options granted to directors and office holders are subject to the approval of the Annual General Meeting, which is currently scheduled to convene no later than June 2022, as prescribed under the Israeli Companies Law, 1999 and the Company's Amended and Restated Articles of Association.

C.
Pursuant to the share repurchase plan approved on April 29, 2021, the Company has purchased 57,568 shares of the Company's ordinary shares subsequent to December 31, 2021 and through March 9, 2022 for a total cost of US$ 2,552 thousand inclusive of transaction costs.

D.
In February 2022, Russia launched a military invasion into Ukraine. The outcome of the ongoing conflict is uncertain. At this time the Company is unable to estimate any specific impact to its business, financial condition or results of operations.