Form 20-F
period 2022-12-31
SILICOM LTD.
filed 2023-04-27
CIK 916793

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report.................... For the transition period from to

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

 6,738,706

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

Table of Contents

Part I.		6
Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS	6
Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6
Item 3.	KEY INFORMATION	6
A.	[Reserved]	6
B.	Capitalization and indebtedness	6
C.	Reason for the offer and use of proceeds	6
D.	Risk Factors	6
Item 4.	INFORMATION ON THE COMPANY.	32
A.	History and Development of the Company	32
B.	Business Overview	33
Principal Markets		36
Manufacturing and Suppliers		36
Marketing Channels		38
Patents and Licenses		40
Competition		41
Governmental Regulation Affecting the Company		42
C.	Organizational Structure	43
D.	Property, Plant and Equipment	43
Item 4A.	UNRESOLVED STAFF COMMENTS	44
Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	44
A.	Operating Results	45
B.	Liquidity and Capital Resources	49
C.	Research and development, patents and licenses, etc.	51
D.	Trend Information	53
E.	Critical Accounting Estimates	54
Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	56
A.	Directors and Senior Management	56
B.	Compensation	58
Board of Directors		63
External Directors		64
Audit Committee		68
Compensation Committee		70
D.	Employees	75
E.	Share Ownership	77
Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	78
A.	Major Shareholders	78
B.	Related Party Transactions	79
ITEM 8.	FINANCIAL INFORMATION	81
A.	Consolidated Statements and Other Financial Information	81
B.	Significant Changes	81
Item 9.	THE OFFER AND LISTING	82
A.	Offer and Listing Details	82
Markets and Share Price History		82

ITEM 10.	ADDITIONAL INFORMATION	83
A.	Share Capital	83
B.	Memorandum and Articles of Association	83
C.	Material Contracts	93
D.	Exchange Controls	93
E.	Taxation	94
F.	Dividends and Paying Agents	104
G.	Statement by Experts	104
H.	Documents on Display	104
I.	Subsidiary Information	105

Part I.

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS

Not Applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.	KEY INFORMATION

A.          [Reserved]

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

Summary of Risk Factors

An investment in our ordinary shares is subject to a number of risks. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information—D. Risk Factors” in this annual report for a more thorough description of these and other risks.

Risks Related to Our Business and Industry

•	The dollar cost of our operations in Israel may increase to the extent the results of inflation in Israel are not offset by a devaluation of the NIS against the dollar.

•	We may not be able to capitalize, as planned, on our Design Wins.

•	The market for Cloud-based and Cloud-focused solutions is rapidly developing, and if it develops in ways that differ from our expectations, our business could be harmed.

•
The market for Edge Networking Devices to Telcos and service providers for NFV or SD-WAN deployments is rapidly developing, and if it develops in ways that differ from our expectations, our business could be harmed.

•
Should the market for Infrastructure Deployment of 4G/5G Distributed Units and User Plan Functionality, or UPF acceleration with the Telcos and Mobile operators develops in ways that differ from our expectations, our business could be harmed.

•
Rapid development of our business in the Cloud-based, Telco and service providers' markets may require us to offer our potential customers with longer payment terms to better position ourselves in these markets, to hold higher inventory levels and to significantly increase our need for working capital.

•
Our networking and data infrastructure solution products which are targeted by us mainly to customers in the OEM, Cloud, Telco, Mobile and related service providers' markets, are characterized by long sales cycles.

•	The loss of Design Wins from customers in the Cloud, Telco, Mobile and related service providers' markets may result in significant quarterly and even annual fluctuations in our revenues.

•	Rapid development of our business in the Cloud, Telco, Mobile and related service providers' markets may lead to a decrease in our gross margins which may result in a decrease in our profitability.

•
Should some of our customers explore various technologies during their development process in ways which are not compatible with our solutions, this may result in them deciding to pursue different solutions even after we secured Design Wins with such customers, which may impair our financial results.

•	A loss of a material Design Win may lead to a decrease in the volume of orders placed in relation to such Design Win, which would impair our financial results.

•
Difficulties in the fulfillment of financial obligations of one or more of our customers may have an adverse effect on our ability to collect consideration payable under purchase orders placed by such customers.

•	We may not be successful in achieving and consummating Design Wins for our products for the Cloud, Telco, Mobile and the service providers markets, which constitute a main source of growth.

•
Significant growth in markets demanding functionality similar to the functionality offered by certain of our products may cause manufacturers to integrate such characteristics into server motherboards or increase the market share of servers and appliances that already have such functionality in-built, eliminating the need for our products.

•	Our customers may replace the servers and appliances they currently use, use or sell servers and appliances that do not require our cards, and/or incorporate cards other than ours.

•	We may experience difficulty in developing solutions for servers and appliances with proprietary interfaces, which may be used by some of our potential customers.

•	The short lead time of customer orders versus the long lead time of our component suppliers could result in either a surplus or lack of sufficient supplies.

Risks Related to Operations in Israel and Internationally

•	The tax benefits available to us under Israeli law require us to meet several conditions and may be terminated or reduced in the future, which would increase our taxes.

•
The government programs and benefits, which we previously received, require us to meet several conditions in order to transfer intellectual property and know-how developed using government funding abroad, or in order to consummate a change of control.

•	The political environment and hostilities in Israel could harm our business.

Risks Related to our Ordinary Shares

•	We may experience a decline in our share price, including during periods of uncertainty in global economic conditions, and there is no guarantee that our share price will remain stable or not decline.

•	If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences.

General Risk Factors

•	Our business may be adversely impacted by risks arising from a widespread outbreak of an illness or any other communicable disease.

•	Unfavorable or unstable economic conditions in the markets in which we operate could have a material adverse effect on our business, financial condition, or operating results.

•	Loss of our sources for certain key components could harm our operations.

•	The markets for our products change rapidly and demand for new products is difficult to predict.

•	We may need to invest significantly in research and development and business development in order to diversify our product offering and enter new markets.

•	Our short lead time of customer orders introduces uncertainty into our revenues and severely limits our ability to accurately forecast future sales.

•	The fluctuations in components' lead time and price may adversely affect our business.

•	The decrease in demand for basic/standard server adapters may adversely affect our business.

•	The loss or ineffectiveness of any of our key customer relationships or a reduction of purchase orders by such customers may have a material adverse effect on our operations and financial results.

•	We are dependent on key personnel.

•	We may not be able to protect our intellectual proprietary rights.

•	Inability to cooperate with and receive information from our key component manufacturers could affect our ability to develop new products.

•	We may make acquisitions or pursue mergers that could disrupt our business and harm our financial condition.

•
We may be subject to risks associated with laws, regulations, economic sanctions and customer initiatives, which may force us to incur additional expenses and add complexities to our supply chain and operations.

•	We depend on governmental licenses for our exports.

•	Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

Risks Related to Our Business and Industry

The dollar cost of our operations in Israel may increase to the extent any continued increases in the rate of inflation in Israel are not offset by a devaluation of the NIS in relation to the dollar.

Inflation in Israel increased significantly during 2022 and was 5.3% on an annualized basis. Any continued increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the dollar, may increase labor and other costs, such as our property lease agreements, which will increase the dollar cost of our operations in Israel and may harm our results of operations.

We may not be able to capitalize, as planned, on our Design Wins.

Once we secure a Design Win, we may not be able to properly capitalize on such Design Win. For example, we may not receive revenues from a Design Win due to the customer deciding to hold back the introduction of its product or service, of which our Design Win product is a component, to the market. Alternatively, we may experience delays in receiving revenues from a Design Win due to circumstances unrelated to us, such delays may stem from delays in the deployment of the customer's product/service in the market. Delays may also lead to a request by the customer to change the specifications of our product due to changes in industry standards and/or market requirements. There is no assurance that we will be able to secure a Design Win for the product with the new specifications. A customer may also experience a lower demand than forecasted by the customer at the time of securing the Design Win for its product/service, which will accordingly affect its demand for our Design Win product. Additionally, the Design Win client may decide to abandon the use of our product and use an alternate source. The adoption of new restrictions relating to the spread of Covid-19, which may occur in various geographies globally, as well as other factors which may affect our supply chain, such as the war in Ukraine and related business disruptions and sanctions, as well as U.S. restrictions on certain trade with China, may result in us experiencing extended delays in materialization of revenue from Design Wins, as mentioned above.

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

In addition, we believe that market's demand for our products and solutions in the Cloud demonstrates that the ongoing industry transition to the Cloud continues to represent a fast-growing opportunity for us. Nonetheless, if significant organizations providing Cloud based solutions or other virtualized networks do not perceive the benefits of our cloud-focused and/or virtualized network based solutions, or if our competitors or new market entrants are able to develop solutions for this market that do not require products such as ours, or offer features that are, or are perceived to be, more effective than our solutions, this would have a material adverse effect on our ability to achieve and/or consummate Design Wins, on our business, and on our results of operations and financial condition.

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

Our ability to achieve Design Wins for our products for the Cloud, Telco, Mobile and related service providers' markets, and to consummate the sales of our products under Design Wins achieved, is dependent on a large number of factors, many of which are out of our control. These factors include the highly competitive nature of the markets in which we operate, including the Cloud, Telco, Mobile and service providers' markets, the long sale cycles of our products to our OEMs, Cloud, Telco and Mobile customers, as well as other factors detailed in this Item 3.D. In addition, the loss, ineffectiveness or inability to maintain our customer relationships or our inability to develop new customer relationships, especially due to limitations on travel and meetings, which are still imposed from time to time, and the general disruption of our business by external factors such as the Covid virus, may have an adverse effect on our ability to achieve, secure or consummate Design Wins for our Cloud, Telco, Mobile and service providers' related products.

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

The short lead time of customer orders combined with the long lead time of our suppliers when ordering certain components for our products could result in either a surplus or lack of sufficient supplies and may negatively impact on our financial results.

While we are generally required to fill orders for our products within one or two weeks following the receipt of a firm purchase order, we are usually required to place orders of certain components for our products within sixteen to twenty weeks prior to delivery, and more recently, in many cases, even earlier, where the global supply chains are affected by the external disruptions detailed above. As a result, we must have a significant amount of components in our inventory to be able to meet our best forecasts of projected purchase orders as opposed to on the basis of firm purchase orders. In the event that firm purchase orders are significantly lower than such forecasts, a significant part of our inventory will not be used and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls and in the event that firm purchase orders exceed such forecasts, we will not be able to fulfill such purchase orders which may lead to the loss of business from a customer.

Risks Related to Operations in Israel and Internationally

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

The government programs and benefits, which we previously received, require us to meet several conditions in order to transfer intellectual property and know-how developed using government funding abroad, or in order to consummate a change of control.

We received grants from the Government of Israel through programs with the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry (known as the Israel Innovation Authority, or the "IIA")to the Israeli Law for the Encouragement of Industrial Research, Development and Technological Innovation, 1984, and related regulations (the "R&D Law").

The R&D Law and the IIA impose certain limitations with respect to transfer of manufacturing rights and know-how, as well as to change of control in companies which receive government funding from the IIA. Under the IIA rules, the IIA needs to be notified of any offering and the IIA grants and attendant restrictions need to be disclosed in any applicable prospectus. Companies which received governmental funding from the IIA are also subject to increased payment obligations with respect to outsourcing or transferring development or manufacturing activities with respect to any product or technology developed using IIA funding outside of Israel, which may impair our ability to sell such technology assets outside of Israel or to outsource, transfer development, or manufacturing activities with respect to any such product or technology outside of Israel, or impose difficulties in consummation of a change of control in the Company.

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

Also, Israel has been engaged, from time to time, in armed conflicts with Hamas. These conflicts involve missile strikes against civilian targets in the southern and northern parts of Israel and have also involved such missile strikes against central parts of Israel, most recently in April 2023. All of the above raise a concern as to the stability in the region, which may affect the political and security situation in Israel and therefore could adversely affect our business, financial condition and results of operations.

Civil unrest and political turbulence have occurred in many other countries in the region, including those which share a common border with Israel, and is affecting the political stability of those countries. This instability and any intervention may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries, and may have the potential for additional conflicts in the region. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, and Hezbollah in Lebanon. Iran is known to support the government of Syria in its battles against various rebel militia groups in Syria.

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

Since early 2023, the current Israeli government has pursued radical reform to Israel’s judicial system. In response to such developments, Israel has seen mass civilian protests and individuals, organizations, and financial institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel. Such proposed changes may also adversely affect the labor market in Israel or lead to political instability, or civil unrest. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors, and to attract or retain qualified and skilled “talents” and personnel. We can give no assurance that the political, economic and security situation in Israel will not have a material adverse impact on our business in the future.

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

In the past, our share price has declined, including during periods of uncertainty in global economic conditions, and we may be affected by, among others, the current downturn in economic conditions. We cannot assure you that our share price will remain stable or not decline in the future.

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

General Risk Factors

Our business may be adversely impacted by risks arising from a widespread outbreak of an illness or any other communicable disease, or any public perception of the risks, related to a pandemic or other health crisis, similar to the COVID-19 pandemic.

Over three years after the World Health Organization declared COVID-19 a pandemic, COVID-19 and its variants have caused and may continue to cause waves of increased infections which may adversely impact economic activity. The extent to which a pandemic may ultimately impact our business will depend on future developments, which are highly uncertain and cannot be predicted, such as the geographical spread, duration of the outbreak, and the effectiveness of actions taken in Israel, the United States and other countries, to contain and treat the disease and address its impact. We, our suppliers and other business partners may experience significant impairment of business activities due to operational shutdowns or suspensions that may be requested or mandated by national or local governmental authorities or self-imposed by us, our suppliers or other business partners. We cannot predict whether, for how long, or the extent to which a pandemic and pandemic containment efforts may disrupt our supply chain and/or operations.

We may be affected by global economic trends such as recession, rising inflation, rising interest rates, economic slowdown, etc.

       Recent inflation, geopolitical issues, increase in energy costs, increases in interest rates, unstable global conditions and changes in currency exchange rates have led to global economic instability. Such changes, and their impact on the global macro-economic environment, may adversely affect our business, operating results, and financial condition.

The recent increase in inflation rates in the markets in which we operate may lead us to experience higher operating costs, as well as a decrease in demand. Our suppliers may raise their prices and, in the competitive markets in which we operate, we may not be able to make corresponding price increases to preserve our gross margins and profitability due to market conditions and competitive dynamics. Additionally, should we attempt to increase the price of any of our products, such increase may not be accepted by our customers. Further, recent increases in interest rates, and any additional increases in interest rates, may lead us, and our customers, to experience higher financing costs, which may, in turn, negatively affect our business, financial condition and results of operations. In the event of a global recession or certain other economic conditions we may be forced to materially reduce our expenses. As a result, we may have difficulty achieving continued profitability during a protracted slowdown.

Despite our record backlog for 2023, it is difficult to make accurate forecasts regarding our revenues for the near term. This is due to a challenging mixed-signal environment that is impacted both by the global economic slowdown and the expected continuation of the loosening of the supply chain (following the long period of global component shortages). As a result, our customers may want to cancel or postpone open purchase orders, which could negatively affect our revenues. In addition, such negative trends could be exacerbated by, for example, leaving us with inventories which we cannot sell, and/or in the event that component market prices fall below book value of inventories we hold, resulting in losses, due to devaluation of such held inventories. This could have an adverse effect on our costs and results of operations.

Environmental, social and governance matters may impact our business and reputation.

Customers and potential customers are increasingly using ESG screening criteria in making their business decisions, to provide information relating to our environmental, social and governance, or ESG, practices. Our failure, or perceived failure, to pursue or fulfill ESG goals, targets and objectives, or to satisfy various ESG reporting standards, may harm our reputation, impact our relationships with our customers and could adversely affect our business.

Additionally, as ESG best practices, reporting standards and disclosure requirements continue to develop, we may incur increasing costs related to ESG monitoring and reporting.

Loss of our sources for certain key components could harm our operations.

Although we generally use standard parts and components for our products, certain key components used in our products are currently available from only one source, and others are available from a limited number of sources, on which we depend. Nevertheless, we believe that we maintain a sufficient inventory of these components to protect against delays in deliveries. However, we cannot guarantee that we will not experience delays in the supply of critical components in the future or that we will have a sufficient inventory of critical components at such time to produce products at full capacity, especially due to disruptions to global supply chains, including those related to certain critical components relating to the production of our products, as detailed above. For example, a key component in many of our cards is manufactured by Intel. While we have not encountered difficulties in purchasing such components from Intel's distributors, we cannot guarantee that we will continue to be able to purchase such components without delays or at reasonable prices. In the event that we are not able to purchase key components from our limited sources, or can only purchase these key components under unreasonable terms, we may need to redesign certain products. We cannot guarantee that we will have adequate resources for such a redesign or that such a redesign will be successful. Such inability to obtain alternative resources or to successfully redesign our products could have a material adverse effect on our business, results of operations, and financial condition.

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

The market for our products is highly competitive. We face competition from numerous companies, some of whom are more established, benefit from greater market recognition and have greater financial, production and marketing resources than we do. For example, as further detailed in "Item 4.B – Business Overview – Competition", with respect to Server Adapters, our main competitors are Nvidia, Intel, and Broadcom. However, we believe these companies are targeting mostly major accounts and we believe rarely offer customized solutions, while we target accounts of all sizes, with a broader product offering and with various interfaces and form factors. Consequently, we believe that we only overlap with these companies' offerings in a small part of our target markets.

In the Smart Cards products sector, our competition is fragmented and differs with respect to the specific solution being offered by us. In this sector, Marvel, Nvidia, Netronome, Napatech, Molex, Lanner and Caswell compete with certain of our Smart Cards. In some cases of FPGA based cards, Intel and AMD also compete with our Smart Cards, however, similarly to the Server Adapters space, they target mostly the biggest accounts and only with mainstream products, while for other accounts they cooperate with us.

In the Smart Platforms products sector, our main competitors are Caswell, Lanner, Advantech and Nexcom.

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

In recent years, the market for electronic components, which we typically use in our products, has been demonstrating fluctuations in lead time and prices. Such fluctuations are led by some of the world’s leading vendors for such components and there is a risk that such fluctuations will impact our ability to deliver products to our customers or to maintain our margins on such products, should they affect components for which we cannot find a replacement in a timely manner or at a competitive price, and this may have an adverse effect on our business. Delays in lead time and fluctuations in price, may be further exacerbated by the periodic effects of the Covid virus or other pandemics.

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

We depend on a small number of customers for our products. Our top 4 ultimate customers in 2022 accounted for approximately 33% of our revenues in 2022 (out of which our top ultimate customer accounted for approximately 15% of our revenues in 2022). We expect that a small number of customers will continue to account for a significant portion of our revenues for the foreseeable future. Loss or cancellation of business from, significant changes in deliveries to, or decreases in the prices of products sold to, one or more of our key customers has, in the past, significantly reduced our revenues for a reporting period and could, in the future, harm our business, margins, results of operations, and financial condition.

The loss or ineffectiveness of any of our key customer relationships or a reduction of purchase orders by such customers may have a material adverse effect on our operations and financial results.

Our sales and marketing strategy includes development and maintenance of strategic relationships with leading OEMs in the servers industry and server-based systems industry, as well as with leading Cloud, Telco and service provider customers, which integrate our products into their own systems, or deploy our products in their network. These customers are not within our control, are not obligated to purchase our products, and may select other products that may compete with our lines of products. A reduction in sales efforts or discontinuance of sales of our products by our OEM customers, and/or the reduction in or discontinuance of deployments by our Cloud, Telco, or service provider customers, could lead to reduced sales and could materially adversely affect our operating results. In addition, there is the risk that our customers would build up inventories in anticipation of a growth in sales or deployments. If such growth does not occur as anticipated, such customers may substantially decrease the number of products ordered in subsequent quarters or discontinue product orders. The termination or loss of either one or more of our key customer relationships at approximately the same time, without being able to compensate this loss with sales to other customers, may have a material adverse effect on our operations and financial results.

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

Our products are based on silicon which is mostly manufactured by Intel and a few other leading components manufacturers. In order to design our products, we need to receive information that enables us to design products with the use of such silicon. There can be no assurance that we will continue to receive all the information required for designing products with the use of new silicons continuously released by such manufacturers. The reduction in the level of cooperation with our manufacturers, including as a result of such manufacturers' decision to compete with our products, or our inability to obtain information from our manufacturers relating to their products used by us, may adversely affect our ability to develop new products required by customers and by the industry in which we operate.

Our investment portfolio may be impaired by disruptions in the financial and credit markets.

Our investment portfolio currently consists of corporate debt securities which the Company classified on December 31, 2022, as "held-to-maturity." As of December 31, 2022, we hold approximately US$ 19.2 million in corporate debt securities and government debt securities.

Due to possible significant disruptions in the financial and credit markets, the corporate debt securities in our portfolio are subject to a possible increased risk of default due to bankruptcy, lack of liquidity, operational failure, or other factors affecting the issuers of those securities. In addition, securities in our portfolio are subject to other risks, such as credit, liquidity, market and interest rate risks, which may be exacerbated by market disruptions, and which may impair the assets. We may be required to adjust the carrying value of our investment securities due to a default, lack of liquidity or other event. For that matter we are required to use of forward-looking information to calculate credit loss estimates

As of December 31, 2022, we were not required to adjust the carrying value of our investment securities. If we will experience such a loss, it will be recorded in our consolidated statement of operations which could materially adversely impact our consolidated results of operations and financial condition.

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

Although we have not, to date, been the victim of any cybersecurity incidents, a significant invasion, interruption, destruction, or breakdown of our information technology systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We are subject to laws and regulations governing the collection, use and transmission of personal information. As the legislative and regulatory landscape for data privacy and protection continues to evolve around the world, there has been an increasing focus on privacy and data protection issues that may affect our business, including the GDPR, and other laws and regulations governing the collection, use, disclosure and transmission of data. We could also experience business interruption, information theft, legal claims and liability, regulatory penalties and/or reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage either internally or at our third party providers. Our systems may be the target of malware and other cyber-attacks. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing the compromise and/or disruption of our information technology systems and related data. Additionally, this may be exacerbated due to any new waves of Covid-19, where our employees are required to work from home and remotely access our IT networks.

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

On July 1st, 2022, Mr. Shiake Orbach, the Company's President and Chief Executive Officer for the past 21 years, became Executive Vice Chairman of the Board of Directors, and Liron Eizenman, who served as the Company's Chief Operating Officer, took over as the Company's new President and Chief Executive Officer.

Principal capital expenditures and divestitures

From January 1, 2022, to December 31, 2022, our capital expenditures totaled to approximately US$ 2,120 thousand (compared to US$ 2,475 thousand during 2021 and US$ 2,543 thousand during 2020), of which approximately US$ 1,993 thousand (compared to US$ 1,811 thousand during 2021 and US$ 2,092 thousand during 2020) can be attributed to machinery and equipment, and approximately US$ 127 thousand (compared to US$ 664 thousand during 2021 and US$ 451 thousand during 2020) can be attributed to office furniture and equipment and leasehold improvements. We have financed our capital expenditures from our available internal resources, and expect to continue to finance our capital expenditures in a similar manner in 2023.

B.          Business Overview

We are an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Telco and Mobile Deployments Infrastructure, Cloud and Data Center environments, our solutions increase throughput, decrease latency and boost the performance of compute and networking nodes within the mobile infrastructure as well as the infrastructure backbone that enables advanced Cloud architectures and leading technologies like SD-WAN, Telco dedicated routers, SASE, NFV, 5G, Cloud Data Centers and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out mobile and cloud infrastructures.

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

(iii)
Smart Platforms - (Edge Products) - including virtualized Customer-Premises Equipment (vCPE) and universal Customer-Premises Equipment (uCPE) (together, "CPE"), Edge devices for SD-WAN, SASE, Telco dedicated routers and NFV deployments.

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

Our redirector and switching cards improve performance by: (a) enabling switching fabric on a network interface card ("NIC") while (in some cases) providing separate data path and management path for the switching fabric and sometimes eliminating the need for a Top Of Rack switch within the Cloud, (b) enabling traffic filtering in order to reduce the amount of traffic received by the server, limiting it to only essential traffic for the server CPU, and consequently improving server performance, (c) load-balancing between external servers and/or CPUs and/or CPU cores increasing the efficiency of the server, and (d) offloading some of the server CPU tasks to the CPU and/or the switch on the NIC.

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

Our FEC cards offload the Forward Error Correction tasks that are supposed to be carried out by the CPU of the Distributed Unit within 4G/5G mobile deployments, in order to allow for better performance. Such performance is more necessary in the 5G space, due to the higher bandwidth, and additional calculations and processing that need to occur at the edge, while at the same time more Radio Units are required to be attached to each DU. Therefore, it is essential to offload the FEC task from the main CPU onto a card.

Our Time Synchronization cards provide a solution for the 4G/5G deployment time synchronization requirements. In 4G, when the quantity of edge compute units was relatively small and most of the computation was done in the core or back haul, the solution for time synchronization was based on external switching units which included the time synchronization mechanisms. Such solutions are very expensive. In 5G, where both the quantity of Distributed Units is increasing and the requirements for time synchronization are becoming more complex, there is a need for a different solution and our solution incorporates the full features required for time synchronization on a card which is also a NIC. The card integrates NIC technologies with time synchronization technologies, while the software handling the entire process is ported to run on the host DU processor and as such we believe, provides the best performance to price ratio. We have built a number of variants of our Time Synchronization cards, which address various numbers of ports (up to 12) as well as various speeds.

Our FPGA based cards are divided between two families of cards, based on the world’s largest providers of such FPGA components: AMD and Intel. Our Xilinx based cards are sold mostly in the Packet Capturing market and towards the High Frequency Trading market, or HFT market. For the Packet Capture market, we sell cards which include our IP for Packet Capturing. For the HFT market we sell mostly “naked” cards which do not include any software code other than the code which is required by our customers in order to add their own code to the cards. For some of our Xilinx based cards, we provide a framework which we call Packet Mover. Such framework allows the customer to add to the FPGA its own application, while the various interfaces are already a part of the framework, providing optimized solutions for low latency, throughput and speed. Our Intel based FPGA cards are a result of a close relationship with Intel over the past few years, during which we have engaged in co-development and co-marketing activities with Intel. As a result of such cooperation, we now have a variety of Intel based FPGA Smart Cards addressing mostly the mobile infrastructure market and the cloud. Such cards include a variety of mechanisms making them suitable for these markets, beginning with Inline Standard NIC on top of the FPGA facilitating immediate integration with virtual operating systems, FEC and Compression offloading, time synchronization, 5G DU shells, and UPF (User Plan Functionality) shell.

Smart Platforms

Our Smart Platform products are used at the Edge as CPEs (including also uCPEs and vCPEs) which are used by Telcos, Cloud Players, service providers and Application vendors (OEMs) to provide a variety of services to their customers. These are full computing platforms in a networking intensive environment and many of the technologies incorporated into these platforms are similar to those incorporated into our Server adapters and Smart cards products.

Our products include an entry level of very low end IoT devices, going through typical branch/CPE units and up to rack mounted devices targeting large scale branches.

The main application for which our CPE/Edge devices are used is SD-WAN, for which most of our systems have been deployed. The devices are also frequently used to provide SASE, NFV, Telco dedicated routers and other such services. Our capabilities within the Edge world include modular approach and secured management features, as well as customized designs, to help the customer achieve its required challenging performance, data volume and infrastructure-scale-up goals. Our Smart Platforms products offer reliability and robust performance, addressing challenges of SD-WAN and other network functions integration and deployment.

We also sell Smart Platforms which consist of a combination of all product families in a single product. An example of such integration is our IBS (Intelligent Bypass Switches), which combine functionalities as well as design elements from each of our Server Adapters, our Smart Cards and our Smart Platforms.

On April 24, 2023, we issued a press release on form 6-K announcing that we secured two NIC Design Wins, one for an advanced encryption offload acceleration card, and the other for an FPGA-based SmartNIC, from a Tier 1, US-based cybersecurity vendor. Both Design Wins will be ramping up during the second half of 2023, and mass deployment will begin in 2024.

On February 27, 2023, we issued a press release on form 6-K announcing that we secured an additional Design Win for one of our Edge Networking products, from a leading Secure Access Service Edge (SASE) vendor. Delivery of an initial deployment order in connection with this Design Win, is scheduled for the first half of 2023.

On February 6, 2023, we issued a press release on form 6-K announcing that we secured a new Design Win from a leading provider of enterprise voice solutions.

On January 4, 2023, we issued a press release on form 6-K announcing that we secured a new Design Win from a leading SD-WAN vendor with SD-WAN-related customers in the Americas, APAC and EMEA. The win is for a customized version of one of our 5G-intergrated High-Runner Edge Networking products. Orders based on this Design Win are expected throughout 2023, with deployment levels reaching a steady state in 2024.

On November 7, 2022, we issued a press release on form 6-K announcing that we secured a new Design Win and an initial order from an existing customer for our new Edge product, with delivery requested during the second quarter of 2023.

On August 3, 2022, we issued a press release on form 6-K announcing that we secured an initial order of an Edge product from a US-based provider of cloud-based SASE (Secure Access Service Edge) solutions.

On May 3, 2022, we issued a press release on form 6-K announcing that one of our existing customers, one of the SD-WAN market's largest vendors, has placed purchase orders for our SD-WAN Smart Platforms with delivery requested during 2022.

Principal Markets

The principal markets in which we compete are set forth more particularly in, and are incorporated by reference to Note 13A to the consolidated financial statements set forth in Item 18 of this annual report. In 2020, 2021 and 2022 approximately, 61%, 70% and 72% of our sales, respectively, were in North America, 33%, 23% and 23% of our sales, respectively, were in Europe, and 6%, 7% and 5% of our sales, respectively, were in Asia-Pacific. Our main business is not seasonal, and we believe that there are sufficient sources and raw materials available to sustain it.

Manufacturing and Suppliers

Our manufacturing operations consist primarily of producing finished goods on our own, with assistance from sub-contractors, from (i) components purchased from third parties, and (ii) sub-assemblies manufactured by sub-contractors. In addition, we perform testing and quality assurance procedures with respect to the components and sub-assemblies which are incorporated into our final products and to the final products themselves.

We seek to monitor quality with respect to each stage of the production process including, but not limited to, the selection of component suppliers, warehouse procedures and final testing, packaging, and shipping. We have been certified as complying with "ISO-28001:2007", "ISO 9001:2015", and "ISO 14001:2015", which are the quality control standard used in our industry. We believe that our quality assurance procedures have been instrumental in achieving a high degree of reliability for our products. We intend to continue to maintain and improve the efficiency of such procedures.

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

Marketing Channels

The principal market sectors for our products are:

(i)	Providers of applications on Network appliances, including mostly SD-WAN, Cyber Security and Application Delivery applications;

(ii)	Telcos / Carriers / service providers deploying CPEs/Edge for SD-WAN, SASE and NFV;

(iii)	Mobile Operators/Telcos/Carriers deploying 4G/5G infrastructure;

(iv)	The "Cloud".

Our main business model for our line of products is called the Design Win Model. The following are the main aspects of this model:

•	We approach a potential customer or are approached by such customer.

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

•	During the qualification process the potential customer usually purchases a larger amount of our products for more specific testing, which may include certain adaptations of our products to its needs.

•	If the qualification process is successful, we enter into negotiations regarding the terms of a business relationship.

•	In some cases, typically with the larger customers and with respect to Smart Cards and Smart Platforms, the evaluation and qualification process may take 12 months or more.

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

In addition, due to the trends that we see in our industry, including primarily the shift to the Cloud and the trend of Disaggregation (non-proprietary standards that allow separate parts of the network to be purchased separately) and Decoupling of Hardware and Software, we are now implementing an additional marketing strategy which involves our direct sales to major Telcos, Mobile operators, Cloud players, and service providers. In some cases, such sales involve a relationship with an independent software vendor, which is the case in most of our SD-WAN Edge Platforms sales and also 4G/5G Smart NICs sales.

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

The loss of some of our customers, or any single key customer, may have a material adverse effect on our operations and financial results and we cannot assure you that we will be able to enter into strategic relationships with any such customer in the future. Payment terms of our customers are, on average, approximately 70 days net. Approximately 95% of our international sales are denominated in U.S. Dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions and changes in tariffs and freight rates. We have experienced no material difficulties to date as a result of these factors.

Our arrangements with our customers (and distributors and resellers when applicable) are generally non-exclusive. We have generally experienced good relations with our customers and are not aware of any pending material terminations other than with respect to products that newer technologies have eliminated the need for.

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

We believe that our expanded feature set coupled with our customization capabilities and the general wide spectrum of solutions we offer give us a competitive edge.

With respect to Server Adapters, our main competitors are Nvidia, Intel, and Broadcom. However, these companies seem to be targeting mostly major accounts with their somewhat limited offering of standard cards and rarely offer customized solutions. We target accounts of all sizes with a broader product offering with various interfaces and form factors while providing very fast and efficient path to customized solutions required by customers, we are actually only overlapping with these companies' offerings in a small part of our target markets. Although the situation may change in the future, we believe that our competition in areas which are not being pursued by the large companies, is less significant.

In the Smart Cards products sector, our competition is fragmented, and differs with respect to the specific solution being offered by us. In this sector, Marvel, Nvidia, Netronome, Napatech, Molex, Lanner and Caswell compete with certain of our Smart Cards. In some cases of FPGA based cards, Intel and AMD also compete with our Smart Cards, however, as with the Server Adapters space, they target mostly the biggest accounts and only with mainstream products while for other accounts they cooperate with us.

In the Smart Platforms products sector, our main competitors are Caswell, Lanner, Advantech and Nexcom. We believe that we provide a fast and efficient path to customized Smart Platforms frequently required by customers, which coupled with our well established technical and business relationships with Intel (the major supplier of the main building block of these Smart Platforms' X86-based CPUs), provides us with an advantage over our main competitors in this area.

Governmental Regulation Affecting the Company

We are affected by the terms of research and development grants we have received from the IIA.

Under the R&D Law, research and development programs approved by the Research Committee of the IIA (the "Research Committee") are eligible for "Benefits" which include grants, loans, exemptions, discounts, guarantees and additional means of assistance, but with the exclusion of purchase of shares, provided under various tracks promulgated by the Council body (the "Tracks"). Most Tracks require the repayment of the Benefits in the form of the payment of royalties from the sale of the product developed in accordance with the published Track guidelines and subject to other restrictions. Once a project is approved, the IIA awards grants of up to 50% of the project's expenditures in return for royalties, usually at the rate of 3% of sales of products developed with such grants. For projects approved after January 1, 1999, the amount of royalties payable was up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR or other applicable interest rate.

The terms of these grants prohibit the manufacture outside of Israel of the product developed in accordance with the program without the prior consent of the Research Committee. Such approval is generally subject to an increase in royalty rates, as well as in the total amount to be repaid to the IIA to between 120% and 300% of the amount granted, depending on the extent of the manufacturing that is conducted outside of Israel.

The R&D Law, also provides that know-how from the research and development and any derivatives thereof, cannot be transferred or licensed to Israeli third parties without the approval of the Research Committee. The R&D Law stresses that it is not just transfer of know-how that was prohibited, but also transfer of any rights in such know-how. Approval of the transfer and/or license could be granted only if the Israeli transferee undertook to abide by all of the provisions of the R&D Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties, if applicable. Generally, royalty payments by the transferor are required in connection with the transfer to an Israeli third party.

The know-how from the research and development and any derivatives thereof cannot be transferred to non-Israeli third parties without the approval of the Research Committee, whose approval is generally contingent on payment of a significant penalty of up to six times the dollar-linked grant amount plus LIBOR or other applicable interest rate and minus any royalties paid. Such restriction does not apply to exports from Israel of final products developed with such technologies.

The approval of out-licensing arrangements and other arrangements for granting of an authorization to an entity outside of Israel to use know-how developed under research and development programs funded by the IIA and any derivatives thereof is generally subject to payment of a "License Fee" to the IIA, at a rate that will be determined by the IIA in accordance with the IIA’s Licensing its rules, of up to six times the dollar-linked amount plus LIBOR or other applicable interest rate and minus any royalties paid.

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

Our total outstanding contingencies in respect of IIA or IIA royalty-bearing participations received or accrued, net of royalties paid or accrued before interest, amounted to approximately US$ 2,960 thousand as of December 31, 2022, which are attributable to sales of certain discontinued products. As of the date of this annual report, all of our IIA programs have been closed per our request. We are not anticipating any sales of our products developed with IIA funding and accordingly do not expect to be required to pay any royalties to the IIA. In the unlikely event we do sell products developed using IIA funding, we will be required to pay royalties to the IIA as set forth in the R&D Law and directives published by the IIA.

C.          Organizational Structure

We have the following two wholly owned subsidiaries:

•	Silicom Connectivity Solutions, Inc. – a private company incorporated in the United States; and

•	Silicom Denmark (Fiberblaze A/S) – a private company incorporated in Denmark.

D.          Property, Plant and Equipment

We do not own any real property, but we lease property at seven locations. Our manufacturing plant and additional storage space are located in  two locations in Yokne'am, Israel, as well as one storage space located in Migdal Ha’emek, Israel, our executive offices are located in Kfar Sava, Israel, our marketing and sales offices are located in our Kfar Sava, Israel offices, in Søborg, Denmark, and in Paramus, New Jersey, the United States, and our research and development facilities are located in Kfar Sava, Israel, in Søborg, Denmark, and in Charlottesville, Virginia, the United States.

Our executive offices in Kfar Sava are approximately 2,350 square meters in size. The remaining lease period is approximately two years, ending February 28, 2025. Our monthly rental payments for this office space (which include various maintenance services) are equal to approximately US$ 58,300.

We have conducted our manufacturing in Yokne'am, Israel since 2000.

In March 2020, we entered into a lease agreement for the lease of an approximately 4,000 square meter manufacturing facility, as well as an approximately 360 square meters of storage space, in Yokne'am, Israel, for a period of up to 120 months. The monthly rental payments (which include various payments including maintenance services) will vary during the remaining lease period from between approximately US$ 72,300 to approximately US$ 80,800

In September 2022, we entered into a lease agreement for the lease of approximately 670 square meters of storage space in Migdal Ha’emek, Israel, for a period of 60 months, for monthly rental payments of approximately US$ 13,600. The agreement also includes two options for the extension of the lease: the first, for a period of 36 months commencing on October 1, 2027, which will include a 7% percent increase in the monthly rent, and the second, for a period of 24 months commencing on October 1, 2030, which will not include an additional rent increase.

In October 2019, we entered into a commercial lease agreement to lease office space in Charlottesville, Virginia, in the United States for a 37-month period commencing on December 1, 2019. The lease agreement includes two options for the extension of the lease for 24-months each. In July 2022, we exercised the first option to extend the lease agreement for a period of 24 months, commencing on January 1, 2023. The facility is approximately 606 square meters in size and the monthly payments are approximately US$ 8,900 per month in the first 12 months and approximately US$ 9,100 per month in the following 12 months.

Since April 2017, we have leased office space of approximately 2,500 square feet in Paramus, New Jersey. Our current lease is until June 2027. Currently, the monthly rental payments (including utilities) for this space are US$ 4,820.

In addition, we lease office space of approximately 1,800 square meters in Søborg, Denmark. The term of the lease agreement expires on November 1, 2025. The lease can be terminated by a six-month advanced notice to the landlord. The monthly rental payment (including maintenance services) for this space is approximately US$ 20,100.

We believe that our facilities in Israel, the United States and Denmark are suitable and adequate for our operations as currently conducted. In the event that additional facilities are required, or we need to seek alternative rental properties, we believe that we could obtain such additional or alternative facilities at commercially reasonable prices.

Item 4A.	UNRESOLVED STAFF COMMENTS

There are no unresolved staff comments.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

Overview

Silicom was incorporated in Israel and commenced operations in 1987. We are currently engaged in the design, manufacture, marketing and support of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, our solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our products are used by major Cloud players, service providers, Telcos and Mobile operators and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge. In 2020, 2021 and 2022 we recorded sales from all of our networking and data infrastructure solutions of approximately, US$ 107.4 million, US$ 128.5 million and US$ 150.6 million respectively. We primarily sell our products to major Cloud players, service providers, Telcos and Mobile operators and OEMs and, to a lesser extent, through independent distributors (on a non-exclusive basis).

Recent Accounting Pronouncements

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

Year Ended December 31,	2020	2021	2022
Sales	100%	100%	100%
Cost of sales	68.6	65.4	65.5
Gross profit	31.4	34.6	34.5
Research and development expenses	16.1	15.6	13.7
Sales and marketing expenses	5.8	5.1	4.6
General and administrative expenses	3.7	3.6	3.0
Operating Income	5.8	10.2	13.2
Financial income, net	1.0	(0.1)	1.6
Income before income taxes	6.8	10	14.9
Income tax expenses	1.4	1.8	2.7
Net Income	5.4	8.2	12.2

Sales in 2022 increased by 17.2% to US$ 150,582 thousand compared to US$ 128,460 thousand in 2021, reflecting the continued high demand for our products and our success in mitigating the impacts of the global component shortage crisis. The increase in sales was mainly attributed to the success of our Smart Edge products, expanding our total addressable market for these products beyond SD-WAN to markets such as SASE, Dedicated Internet, as well as other markets.

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

Gross profit in 2022 was US$ 51,956 thousand compared to US$ 44,388 thousand in 2021. Gross profit as a percentage of sales in 2022 was 34.5%, compared to 34.6% in 2021. The change in the gross profit percentage in 2022 compared to 2021 was mainly attributed to the mix of products that we sold in 2022, on which our gross profit is largely dependent. Gross profit was also affected by, among other factors, write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use; the inventory write-downs as a percentage of sales in 2022 decreased to 2.0%, compared to 4.1% in 2021.

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

Research and development expenses in 2022 increased by 2.3% to US$ 20,563 thousand compared to US$ 20,091 thousand in 2021. This increase was mainly attributed to a decrease in capitalization of internal software development costs in the amount of US$ 2,547 thousand in 2022, compared to US$ 3,562 thousand in 2021, as well as an increase in the share-based compensation which amounted to approximately US$ 1,454 thousand in 2022, compared to US$ 1,011 thousand in 2021, offset by a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which amounted to approximately US$ 1,018 thousand.

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

Sales and marketing expenses in 2022 increased by 5.9% to US$ 6,990 thousand compared to US$ 6,599 thousand in 2021. This increase was mainly attributed to our continued investment in the promotion of our networking and data infrastructure solutions, expanding our customer base and product offering, which contributed approximately US$ 484 thousand, as well as to an increase in the share-based compensation which amounted to approximately US$ 774 thousand in 2022, compared to US$ 697 thousand in 2021, offset by a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our sales and marketing expenses are incurred in New Israeli Shekels and Danish Krone) which amounted to approximately US$ 170 thousand.

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

General and administrative expenses in 2022 decreased by 3.5% to US$ 4,477 thousand compared to US$ 4,641 thousand in 2021. This decrease was mainly attributed to a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels and Danish Krone) which amounted to approximately US$ 228 thousand, offset by an increase in payroll related expenses attributed to general and administrative activity which amounted to approximately US$ 28 thousand,  as well as to an increase in the share-based compensation, which amounted to approximately US$ 710 thousand in 2022, compared to US$ 674 thousand in 2021.

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

Financial income, net in 2022 amounted to US$ 2,464 thousand compared to financial expenses, net of US$ 152 thousand in 2021. The change is mainly attributed to a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone, which created net financial income in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as Danish Krone) of US$ 2,308 thousand in 2022 compared to financial expenses of US$ 1,031 thousand in 2021, offset by a decrease in income from investment in marketable securities and bank deposits, which was attributed to a decrease in funds available for investment, which amounted to US$ 230 thousand in 2022 compared to US$ 927 thousand in 2021.

Financial expenses, net in 2021 amounted to US$ 152 thousand compared to financial income, net of US$ 1,034 thousand in 2020. The change is mainly attributed to the following factors: (i) a decrease in income from investment in marketable securities and bank deposits, which was attributed to a decrease in funds available for investment, which amounted to US$ 927 thousand in 2021 compared to US$ 1,953 thousand in 2020, and (ii) a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone, which created net financial expenses in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as in Danish Krone) of US$ 1,031 thousand in 2021 compared to net financial expenses of US$ 748 thousand in 2020.

In 2022 we recorded current income tax expenses of US$ 2,963 thousand and deferred income tax expenses of US$ 1,178 thousand compared to current income tax expenses of US$ 2,473 thousand and deferred income tax expenses of US$ 48 thousand in 2021. The increase in our current income tax expenses was mainly attributed to an increase in our income and the resulting taxable income. The increase in the deferred income tax expenses was mainly attributed to the following factors: (i) deferred income tax expenses relating to research and development costs, which amounted to US$ 620 thousand in 2022 compared to deferred income tax benefit in the amount of US$ 141 thousand in 2021, (ii)  deferred tax expenses relating to intangible assets, which amounted to US$ 253 thousand in 2022 compared to deferred income tax expenses in the amount of US$ 25 thousand in 2021, (iii)  deferred income tax expenses relating to share-based compensation provided to our employees and directors, which amounted to US$ 36 thousand in 2022 compared to deferred income tax benefit in the amount of US$ 62 thousand in 2021, offset by (iv) a decrease in income tax expenses relating to tax loss carryforwards, which amounted to US$ 0 thousand in 2022 compared to income tax expenses which amounted to US$ 66 thousand in 2021. In addition, in 2022 we recorded an income tax benefit relating to prior years in the amount of US$ 57 thousand, compared to an income tax benefit relating to prior years In the amount of US$ 157 thousand in 2021.

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

In 2022 we recorded net income of US$ 18,306 thousand compared to net income of US$ 10,541 thousand in 2021, an increase of 73.7%. The increase was mainly attributed to the increase in our activity and sales.

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

B.           Liquidity and Capital Resources

As of December 31, 2022, we had working capital of US$ 126,505 thousand and our current ratio (current assets to current liabilities) was 5.67. Cash and cash equivalents as of December 31, 2022 increased by US$ 1,449 thousand to US$ 30,734 thousand, compared to US$ 29,285 thousand as of December 31, 2021. Short-term marketable securities decreased by US$ 4,246 thousand to US$ 4,020 thousand, compared to US$ 8,266 thousand as of December 31, 2021, and long-term marketable securities decreased by US$ 8,610 thousand to US$ 15,163 thousand, compared to US$ 23,773 thousand as of December 31, 2021. The net decrease of US$ 11,407 thousand in these three balance sheet items in 2022 was mainly attributed to the following factors: (i) purchase of treasury shares in the amount of approximately US$ 3,428 thousand, (ii) payments in relation to purchase of property, plant and equipment which amounted to US$ 2,089 thousand, and (iii) to investment in intangible assets which amounted to US$ 2,603 thousand, as well as negative cash used in operating activities in the amount of US$ 4,090 thousand.

Trade receivables decreased to US$ 27,258 thousand as of December 31, 2022, compared to US$ 31,120 thousand as of December 31, 2021. This decrease was mainly attributed to shorter customer payment cycles, as averaged out. Other receivables decreased to US$ 3,620 thousand as of December 31, 2022, compared to US$ 4,693 thousand as of December 31, 2021.

Trade payables decreased to US$ 15,922 thousand as of December 31, 2022, compared to US$ 29,918 thousand as of December 31, 2021. This decrease was mainly attributed to the reduction in purchasing of materials in the second half of 2022. Other payables and accrued liabilities decreased to US$ 9,641 thousand as of December 31, 2022, compared to US$ 18,582 thousand as of December 31, 2021. This decrease was mainly attributed to a decrease in our accrued expenses.

Inventories increased to US$ 87,985 thousand as of December 31, 2022, compared to US$ 75,753 thousand as of December 31, 2021. This increase was primarily the result of an increase in our inventory purchasing, in order to secure continuous production to support our customers' expectations of a swift delivery, making the readily available inventory pivotal to our business.

Cash used in operating activities in 2022 amounted to US$ 4,090 thousand compared to cash provided by operating activities in the amount of US$ 1,079 thousand in 2021. This was mainly attributed to an increase in our inventory, as well as a decrease of trade accounts payable and other accounts payable and accrued expenses, offset by an increase in our net income.

Capital expenditures on property and equipment for the year ended December 31, 2022 were US$ 2,121 thousand, compared to US$ 2,475 thousand as of December 31, 2021.

We have cash and cash equivalents that we believe are sufficient for our present requirements. Furthermore, our cash resources are sufficient to fund our operating needs for at least the next twelve months.

Other Long-Term Liabilities Reflected on the Company's Balance Sheet:

The liability for employees' severance benefits amounted to approximately US$ 3,425 thousand as of December 31, 2022.

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

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. In each of the three fiscal years from 1999 to 2001, we received grants from the Office of the Chief Scientist, replaced by the IIA, for the development of systems and products. We have received from the IIA up to 30% of certain research and development expenditures for particular projects. Under the terms of Israeli Government participation, a royalty usually at the rate of 3% of sales of products developed from a project funded by the IIA must be paid, beginning with the commencement of sales of products developed with grant funds and ending when a dollar-linked amount equal to 100% of such grants without interest, for projects approved prior to December 2000, and plus interest at LIBOR or other applicable interest rate, for amounts received after that date, is repaid. The terms of Israeli Government participation also place restrictions on the location of the manufacturing of products developed with government grants, which, in general, must be performed in Israel, and on the transfer to third parties of technologies developed through projects in which the government participates. The IIA has previously provided funding in relation to our research and development efforts. As of the date hereof, we have received funding from the IIA in the aggregate amount of approximately US$ 4,388,000 and have paid the IIA an aggregate amount of approximately US$ 1,428,000 in royalties in relation thereto. See "Item 4.B. – Information on the Company – Business Overview – Governmental Regulation Affecting the Company."

In August 2005, we received approval for a US$54 thousand-dollar grant from the Korea-Israel Industrial Research and Development Foundation, or Koril-RDF, in connection with the joint development of a certain product with a Korean company. Under the terms of this grant we are required to repay the amounts received at a rate of 2.5% per year of our gross sales of the product developed with the grant in each such year, until 100% of the grant (and any other sums received from Koril-RDF) are repaid. We received approximately 20%-30% of certain research and development expenditures for two projects in 2003 and 2004. As of January 2006, and to date, our research and development activities have been sponsored and funded by us, and we did not participate in any new encouragement programs or received any additional grants from the IIA or Koril-RDF. We have closed all our IIA funded programs, and do not anticipate having any sales of products funded by IIA grants or be required to pay any royalties to the IIA with respect thereto.

We expect that we will continue to commit resources to research and development in the future. As of March 31, 2023, we had 136 employees engaged primarily in research and development and design activities of which 90 employees in Israel, 19 in Denmark and 27 in the U.S. In 2020, 2021 and 2022 our research and development expenses were, US$ 17,244 thousand, US$ 20,091 thousand, and US$ 20,563 thousand respectively, constituting approximately 16.06%,15.64% and 13.66% respectively, of our sales.

The increase in our research and development expenses in 2022 compared to 2021 was mainly attributed to a decrease in capitalization of internal software development costs in the amount of US$ 2,547 thousand in 2022, compared to US$ 3,562 thousand in 2021, as well as an increase in the share-based compensation which amounted to approximately US$ 1,454 thousand in 2022, compared to US$ 1,011 thousand in 2021, offset by a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which amounted to approximately US$ 1,018 thousand.

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

On the other hand, having such standardization increases the demand for our Smart Cards as the standard servers, which constitute the Cloud, need acceleration and offloading in order to increase their performance.

Furthermore, the Disaggregation and Decoupling trends have created significant demand by the Mobile Operators, Service Providers and Telcos for CPE devices used in connection with SD-WAN, SASE, Telco dedicated Routers and NFV, and we are currently seeing the increasing demand for our CPE devices due to that trend.

As with the basic trends, the impact of Disaggregation and Decoupling is impacting the mobile 4G/5G infrastructure market through O-RAN, as Mobile operators and Telcos are not currently limited to buying all of their necessary parts from the same suppliers (for example, as sold by Nokia and Ericsson), but rather can split their networks into different components and as such, they may buy parts of their network from us. Also, the fact that the Software is decoupled from the Hardware means that they can buy from us (and from companies like us) the Hardware only (including the Software which is related to the Hardware, rather than the full solution). Since the Hardware that is required under O-RAN needs acceleration, and we have such acceleration with our time synchronization products, FEC accelerators and FPGA cards, we are well placed to provide solutions to this market.

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

E.            Critical Accounting Estimates

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

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and could potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below.

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

As per Amendment 20 to the Companies Law ("Amendment 20"), it was decided on July 31, 2013, at the Extraordinary General Meeting of the Shareholders to adopt the Executive Compensation Policy of the Company, which was recommended by our Compensation Committee and approved by our Board of Directors. The Executive Compensation Policy included the above referenced form of Indemnification Agreement to be entered into by the Company with our directors and officers serving in such capacities from time to time. The Executive Compensation Policy also noted that going forward, any change to the Indemnification Agreement, including any changes which materially depart from the key terms of the current agreement (provided that such changes apply equally to all executives of the Company, including directors) will be submitted to the Company's Compensation Committee and the Board of Directors for their approval but shall not, unless required by law or the Company's Articles, be presented at a General Meeting of the shareholders. As set forth in the Companies Law, an Executive Compensation Policy for a period exceeding three years has to be re-approved once every three years. Accordingly, our Amended Executive Compensation Policy was brought for shareholders' re-approval at the annual general meeting of our shareholders in 2019. At the Annual General Meeting, held on June 7, 2022, an Amended Executive Compensation Policy was rejected by our shareholders but following the Meeting it was approved by our compensation committee and the Board of Directors on June 12, 2022, in accordance with the Companies Law in Israel and after determining that the approval of the Amended Compensation Policy was for the benefit of the Company.

We are not a party to any other material off-balance sheet arrangements or contingent obligations.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table and notes thereto set forth information regarding our directors and senior management as of March 31, 2022:

Name	Age	Position with Company

Avi Eizenman(1)	65	Active Chairman of the Board

Shaike Orbach(2)	71	Executive Vice Chairman of the Board

Ayelet Aya Hayak(3)	53	Director

Ilan Erez(3)	55	Director

Eli Doron(4)	70	Director

Liron Eizenman(5)	37	President, Chief Executive Officer

Eran Gilad	55	Chief Financial Officer and Company Secretary

(1)	Serving an additional two-year term, commencing as of June 7, 2022.

(2)	Serving an additional three-year term, commencing as of June 8, 2020.

(3)	Serving an additional three-year term, commencing as of June 7, 2022.

(4)	Serving an additional three-year term, commencing as of June 3, 2021.

(5)	Liron Eizenman, who is the son of the active chairman of our board, Avi Eizenman, commenced serving as our President and Chief Executive Officer, on July 1, 2022.

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

Shaike Orbach was our President and Chief Executive Officer from April 2001 until June 30, 2022, and has been a director on our Board since December 2001. On July 1, 2022, Mr. Orbach was appointed Executive Vice Chairman of the Board. Prior to joining our Company, Mr. Orbach was President and CEO of Opgal Ltd., a high-tech subsidiary of Israel's Rafael and El-Op corporations, for a period of four and a half years. Previously, he was General Manager of Edusoft, an Israeli company the shares of which were traded on the NASDAQ National Market (now, the NASDAQ Global Market), and Managing Director of Tecsys Ltd. He holds a B.Sc degree in Mechanical Engineering from the Technion.

Ayelet Aya Hayak has served as a director since July 1, 2013. Ms. Hayak provides financial consulting services to corporations. Hayak Ayelet was the CEO of an Automation company, and also serves as a director in several companies. Ms. Hayek holds a BA degree in accounting and business administration from the Tel Aviv College of Management and is also a Certified Public Accountant.

Ilan Erez has served as a director since July 2010. Mr. Erez has been CFO and General Manager of AlgoSec Inc. since October 2019. Algosec is a global leader in securing application connectivity anywhere. Its software platform enables the world's most complex organizations to gain visibility, reduce risk and process changes at zero-touch across the hybrid network. Prior to that, Mr. Erez had been General Manager of 3D Systems Corporation's (NYSE: DDD) Software Business Unit from September 2016 to March 2019 and co-managed that business unit from May 2015 to September 2016. 3D Systems provides comprehensive 3D products and services, including 3D printers, print materials, on-demand manufacturing services and digital design and manufacturing tools. From 2005 to 2015, Mr. Erez served as Chief Financial Officer of Cimatron Ltd. (NASDAQ: CIMT) engaged in the design and sale of CAD/CAM software for the tool-making and discrete manufacturing industries. From 1998 to 2005 Mr. Erez served as the Chief Financial Officer of the Company. He also served as VP Operations of the Company from May 2001 to 2005. From 1996 to 1998 Mr. Erez served as Controller and Assistant to the Chief Executive Officer of Bio-Dar Ltd. From 1994 to 1996 Mr. Erez served as an auditor at Kesselman & Kesselman, a PWC member firm. Mr. Erez is a Certified Public Accountant in Israel and holds a B.A in Accounting and Economics from the Hebrew University and an LL.M. in Business Law from Bar-Ilan University.

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

Liron Eizenman joined the company in 2015 as Chief Executive Officer of Silicom’s North American subsidiary and led the Edge Networking Solutions strategy to its leadership position in the SD-WAN/Edge platforms market. In July 2022, Mr. Eizenman was named President and Chief Executive Officer, after spending two and a half years as the Company's Chief Operating Officer. Prior to joining Silicom, Mr. Eizenman held engineering and management roles at Microsoft and two early-stage startups. Mr. Eizenman holds a B.Sc. degree in Computer Science from the Academic College of Tel Aviv.

Eran Gilad has served as our Chief Financial Officer from May 2005 and the Secretary of the Company from 2012. From 1995 to 2005, Mr. Gilad held senior financial and operational positions in various public and private companies operating in the high-tech field. He is a Certified Public Accountant in Israel and holds an M.A in Economics from Tel-Aviv University and a B.A in Accounting and Economics from Tel-Aviv University.

B.          Compensation

In accordance with the Companies Law, the following table presents information regarding compensation actually received by our five most highly paid office holders during the year ended December 31, 2022. All amounts are in USD, based on the following components:

“Salary and Benefits” include annual salary or service fees paid, payments to the National Insurance Institute, manager’s insurance and pension funds, severance, advanced education funds, basic health insurance, vacation pay, recuperation pay, tax gross-up payments, automobile-related expenses, telephone expenses and benefits and perquisites as mandated by Israeli or applicable law.

“Cash Bonus” includes bonus payments as recorded in our financial statements for the year ended December 31, 2022.

“Equity-based Compensation” includes the expense recorded in our financial statements for the year ended December 31, 2022, with respect to equity-based compensation granted to the executive officers detailed above.

Avi Eizenman – Active Chairman. Salary and Benefits $518,856; Cash Bonus $308,115; Equity-based Compensation $457,933.

Yeshayahu (‘Shaike’) Orbach – Executive Vice Chairman (*). Salary and Benefits $528,465; Cash Bonus $154,058; Equity-based Compensation $457,933.

Liron Eizenman – President and CEO (*). Salary and Benefits $322,932; Cash Bonus $174,775; Equity-based Compensation $287,699.

Eran Gilad – CFO and Company Secretary. Salary and Benefits $270,172; Cash Bonus $35,123; Equity-based Compensation $103,360.

David Castiel – VP Engineering. Salary and Benefits $270,020; Cash Bonus $35,123; Equity-based Compensation $103,360.

(*)	Yeshayahu ('Shaike') Orbach served as CEO and President until June 30, 2022, and Liron Eizenman has served as our CEO and President since July 1, 2022.

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or office holder during the year ended December 31, 2022, was US$ 3,693 thousand. The aggregate amount accrued to provide for severance payments to all persons as a group who served in the capacity of director or executive officer as of the year ended December 31, 2022, was US$ 1,785 thousand. The severance terms of our Chief Executive Officer and Chairman of the Board, as previously approved by the audit committee, board of directors and shareholders of the Company, and in accordance with the Amended Executive Compensation Policy of the Company,  may entitle them, in certain circumstances, to additional payments. of the

Mr. Liron Eizenman, Mr. Avi Eizenman and Mr. Shaike Orbach may also be entitled to cash bonuses by meeting some pre-determined thresholds, and as calculated based on a pre-determined formula set by our Board of Directors, as approved by the annual general meeting of our shareholders for the years commencing in 2017 on June 8, 2016. Mr. Liron Eizenman, Mr. Avi Eizenman and Mr. Orbach’s annual cash bonuses may not exceed the value of 18 times their monthly salaries, respectively. Mr. Liron Eizenman, Mr. Avi Eizenman and Mr. Orbach’s annual cash bonus formulas were based on achieving one or more of the following thresholds: (i) the Company’s actual annual revenue for each applicable year is 80% or more of the pre-determined budget target for the relevant year; and (ii) the Company’s actual annual operating profit for each applicable year is 65% or more of the pre-determined budget target for the relevant year. The Compensation Committee may, in its sole discretion, raise or lower such annual cash bonuses by up to 30%. Furthermore, in accordance with the Company’s recoupment policy, Mr. Liron Eizenman, Mr. Avi Eizenman and Mr. Orbach may be required to reimburse the Company for the cash bonuses (or any part thereof) paid in the previous 3 years, in the event such cash bonuses were based on financial data included in the Company’s financial statements that were found to be inaccurate and were subsequently restated.

Non-employee directors, including External Directors within the meaning of the Companies Law, are entitled to be paid cash compensation for board and any committee member services, as applicable, in accordance with the amounts which are permitted under the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors) – 2000 enacted pursuant to the Companies Law. Office holders, including External Directors or Independent Directors, may waive their entitlement to their compensation, subject to applicable law.All our office holders other than Mr. Eli Doron and our independent directors are employed by us. We do not currently grant any variable bonus or equity-based compensation, nor any separation payments to our non-employee directors. Certain of the compensation previously paid to our directors was paid in the form of options which were granted under share option plans which have expired (including under the Share Option Plan (2004)), or options and RSU’s which were and may be granted under the Silicom Ltd. – Global Share Incentive Plan (2013), as described below.

On December 30, 2004, our shareholders adopted our Share Option Plan (2004), which expired at the end of 2014. As of March 31, 2019, there were no outstanding options under the Share Option Plan (2004) which were granted to directors and office holders.

On October 21, 2013, our board of directors adopted our Global Share Incentive Plan (2013). On April 30, 2014, the annual general meeting of our shareholders approved the Global Share Incentive Plan (2013) to qualify for incentive stock options for U.S. tax purposes. The Global Share Incentive Plan (2013) is administered by the board of directors, which determines the number of our ordinary shares available for issuance under the plan, designates the award recipients and types of awards, dates of grant, vesting periods and the exercise price of awards. Under the Global Share Incentive Plan (2013) the Company may grant awards of options, restricted shares, restricted share units (“RSUs”) or other equity-based awards. The board of directors has determined that initially up to a maximum of 500,000 of our ordinary shares are reserved for issuance, subject to certain adjustments, upon the exercise of equity-based awards granted to employees, directors, office holders, consultants and service providers. On January 29, 2018, our board of directors increased the number of our ordinary shares available for issuance under the Global Share Incentive Plan (2013) by 600,000 Ordinary Shares, and on January 27, 2022, our board of directors increased the number of our ordinary shares available for issuance by an additional 750,000 Ordinary. The awards are non-assignable except by the laws of descent. Certain tax advantages apply to certain of our directors, office holders and employees with respect to equity-based awards granted to them under Global Share Incentive Plan (2013).

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

In January 2022, our compensation committee and board of directors, respectively, approved the grant of a total of 121,508 options and 16,000 RSUs under the Global Share Incentive Plan (2013), of which 3,333 options were granted to an office holder. The exercise price for the options (per ordinary share) is US$ 47.98. Such options shall expire, by their terms, on the earlier to occur of: (a) January 27, 2030, and (b) the closing price of the shares falling below US$ 23.99 at any time after the date of grant and remains at such price or at a lower price for a period of at least 30 days.

In March 2022, our compensation committee and board of directors, respectively, approved the grant of a total of 26,666 options under the Global Share Incentive Plan (2013), of which 26,666 options were granted to directors and office holders. The exercise price for the options (per ordinary share) is US$ 35.69. Such options shall expire, by their terms, on the earlier to occur of: (a) June 7, 2030, and (b) the closing price of the shares falling below US$ 17.85 at any time after the date of grant and remains in such price or at a lower price for a period of at least 30 days. The Annual General Meeting of our shareholders approved such grants of options granted to directors in their meeting on June 7, 2022.

In April 2022, our compensation committee and board of directors, respectively, approved the grant of a total of 50,000 options under the Global Share Incentive Plan (2013), of which 50,000 options were granted to an office holder. The exercise price for the options (per ordinary share) is US$ 34.90. Such options shall expire, by their terms, on the earlier to occur of: (a) July 1, 2030, and (b) the closing price of the shares falling below US$ 17.45 at any time after the date of grant and remains at such price or at a lower price for a period of at least 30 days. The Annual General Meeting of our shareholders approved such grant of options in their meeting on June 7, 2022.

In March 2023, our compensation committee and board of directors, respectively, approved the grant of a total of 137,911 options and 86,000 RSUs under the Global Share Incentive Plan (2013), of which 29,999 options and 54,000 RSUs will be granted to directors and office holders. The grants are subject to the approval of our 2023 Annual General Meeting, which will convene on June 14, 2023.

As of March 31, 2023, a total of 143,699 of the options granted under the Global Share Incentive Plan (2013) were returned to the company after not being exercised following the cessation of employment of certain employees, as set forth in the terms of grant of such options.

C.           Board Practices

Avi Eizenman was re-elected to the Board of Directors on June 7, 2022, to serve until the Annual General Meeting to be held in the year 2024, and until his successor has been duly elected, subject to the Companies Law and our Articles. Avi Eizenman is a founder of the Company and has served as a director since our inception in 1987. Shaike Orbach was re-elected to hold office as a director most recently on June 8, 2020, to serve until the Annual General Meeting which will take place in 2023. Eli Doron was re-elected to the board of directors most recently in June 3, 2021, to serve until the Annual General Meeting to be held in 2024. On July 1, 2010, Mr. Ilan Erez was elected as an External Director for an initial term of three years in accordance with Section 245(a) of the Companies Law, with such term ending as of July 1, 2013. At the Annual General Meeting of our shareholders held on April 14, 2013, the shareholders re-elected Mr. Ilan Erez as an External Director for a second three-year term, and elected Ms. Ayelet Aya Hayak as an External Director for an initial three-year term, with such terms of office for the external directors commencing as of July 1, 2013. Mr. Ilan Erez and Ms. Ayelet Aya Hayak were re-elected as External Directors for a fourth three-year term and third three-year term, respectively, at the Annual General Meeting of our shareholders, which took place on June 5, 2019. Mr. Ilan Erez and Ms. Ayelet Aya Hayak were elected as directors to the board of directors on June 7, 2022, to serve until the Annual General Meeting to be held in 2025.

None of the members of the Board of Directors is entitled to receive any severance or similar benefits upon termination of his or her service with the Board of Directors, except for Avi Eizenman, who also serves as the active Chairman of the Board, Shaike Orbach, who until the last Annual General Meeting held on June 7, 2022 served as President and Chief Executive Officer (and currently serves as the Executive Vice Chairman of our Board), and Liron Eizenman, who serves as our President and Chief Executive Officer (See “Item 6.B. – Directors and Senior Management – Compensation” above).

Notice of Termination

In December 2007, our audit committee and Board of Directors approved severance arrangements for each of Mr. Avi Eizenman and Mr. Yeshayahu ('Shaike') Orbach, which provide for extended notice provisions and severance payments in the event of termination. The arrangements were approved by our shareholders in January 2008. On April 28, 2022, Our Compensation Committee and Board of Directors approved severance arrangements for Mr. Liron Eizenman. Mr. Liron Eizenman's severance arrangements were then approved by our shareholders at the most recent Annual General Meeting, held on June 7, 2022. The severance arrangements include the following main terms and conditions (identical with respect to each of Mr. Avi Eizenman, Mr. Shaike Orbach and Mr. Liron Eizenman):

The termination of employment of Mr. Avi Eizenman, Mr. Shaike Orbach or Mr. Liron Eizenman by him or by us, for any reason other than cause (which is generally defined as willful conduct or omission materially injurious to the company), death or disability, shall require 12 months advance written notice. If, however, following a change of control transaction, either: (i) he shall give notice of termination of his employment for good reason (which is generally defined as an adverse change to the status, responsibilities, salary or other material terms of his employment); or (ii) we shall give notice of termination of his employment for any reason other than cause or disability, 18 months advance written notice shall be required. A change of control transaction includes transactions such as sale of all or substantially all of the company’s shares or assets, or a merger, acquisition, or other reorganization in which control of our company changes following such transaction.

Severance Payments

If the employment of Mr. Avi Eizenman, Mr. Shaike Orbach or Mr. Liron Eizenman shall be terminated for any reason other than cause, he shall be entitled to receive his last full monthly salary multiplied by the number of years (or portions thereof) that he was employed by us (i.e. the severance amount he would be entitled to receive under the Israeli law, had we terminated his employment for any reason other than cause) (the “Severance Law Amount”). If, however, his employment shall be terminated: (i) by the company for any reason other than cause or disability; or (ii) by him for a good reason following a change of control, he shall be entitled to receive one and half times the Severance Law Amount. If his employment under the arrangement is terminated by reason of death or disability, then, in addition to the above, he shall be entitled to receive a lump sum severance payment equal to his last full monthly salary multiplied by twelve 12 months.

As per Amendment 20, it was decided at the Extraordinary General Meeting of the Shareholders on July 31, 2013, to adopt the Executive Compensation Policy of the Company, which included the above referenced extended notice provisions, and severance payments in the event of termination, with respect to each of Mr. Avi Eizenman and Mr. Shaike Orbach. The Amended Executive Compensation Policy was approved by our Annual General Meeting convened in June 2019. At the Annual General Meeting, held on June 7, 2022, an Amended Executive Compensation Policy was rejected by our shareholders but following the Meeting it was approved by our compensation committee and the Board of Directors on June 12, 2022, in accordance with the Companies Law in Israel and after determining that the approval of the Amended Compensation Policy was for the benefit of the Company.

Board of Directors

Our Articles provide for a Board of Directors of not less than two and not more than eight members. At the Annual General Meeting of the Shareholders on June 8, 2016, it was decided to adopt a new Directors Voting Mechanism, and to amend the Articles accordingly. Under the new Directors Voting Mechanism, Directors are divided into three groups, Group A, Group B and Group C. Each group is brought for re-election once every three years, on a rotating basis, such that at each Annual General Meeting of the shareholders a given group of Directors is brought for election, to serve on a continuous basis for a three-year term, until the Annual General Meeting in three years’ time and until their respective successors are duly elected, at which point their term in office shall expire. At each Annual General Meeting, the Annual General Meeting shall be entitled to elect Directors to replace the Directors whose three-year term in office has expired, and so on ad infinitum, so that each year, the term in office of one group of directors shall expire. Other office holders serve at the discretion of the Board of Directors. The amended and restated Articles of Association of the Company provide that any director may, subject to the provisions of the Companies Law and the approval by the Board of Directors, appoint another person to serve as an Alternate Director and may cancel such appointment. Under the Companies Law, a person who is already serving as a director will not be permitted to act as an Alternate Director. Additionally, the Companies Law prohibits a person from serving as an Alternate Director for more than one Director. Appointment of an Alternate Director for a member of a board committee is only permitted if the alternate is a member of the Board of Directors and does not already serve as a member of such committee. If the committee member being substituted is an External Director, the alternate may only be another External Director who possesses the same expertise as the External Director being substituted. The term of appointment of an Alternate Director may be for one meeting of the Board of Directors or for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no Director currently intends to appoint any other person as an Alternate Director, except if the Director is unable to attend a meeting of the Board of Directors.

External Directors

Under the Companies Law, companies registered under the laws of Israel, the shares of which have been offered to the public in or outside of Israel, are required to appoint no less than two external directors. No person may be appointed as an external director if such person is a relative (as defined in the Companies Law) of a “controlling shareholder” or if such person, or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as External Director, any affiliation with any of either the company, any entity or person controlling, controlled by or under common control with the company” or relatives of such person. The term “affiliation” includes:

•	An employment relationship;

•	A business or professional relationship maintained on a regular basis;

•	Control; and

•	Service as an office holder.

The Israeli Minister of Justice, in consultation with the ISA, may determine that certain matters will not constitute an affiliation, and has issued certain regulations with respect thereof.

If the company does not have a “controlling shareholder” or a shareholder who holds company shares entitling him to vote at least 25% of the votes in a shareholders meeting, then the company may not appoint as an external director any person or such person’s relative, partner, employer or any entity under the person’s control, who has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the Chairman of the Board, Chief Executive Officer, a substantial shareholder who holds at least 5% of the issued and outstanding shares of the company or voting rights which entitle him to vote at least 5% of the votes in a shareholders meeting, or the Chief Financial Officer.

A person shall be qualified to serve as an external director only if he or she possesses “expertise in finance and accounting” or “professional qualifications.” At least one external director must possess “expertise in finance and accounting.”

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

A public company’s board of directors must evaluate the proposed external director’s “expertise in finance and accounting”, by considering, among other things, such candidate’s education, experience and knowledge in the following: (i) accounting and auditing issues typical to the field in which the company operates and to companies of a size and complexity similar to such company; (ii) the company’s independent public accountant’s duties and obligations; (iii) preparation of the company’s consolidated financial statements and their approval in accordance with the Companies Law and the Israeli Securities Law.

A director is deemed to be ”professionally qualified” if he or she meets any of the following criteria: (i) has an academic degree in any of the following professions: economics, business administration, accounting, law or public administration; (ii) has a different academic degree or has completed higher education in a field that is the company’s main field of operations, or a field relevant to his or her position; or (iii) has at least five years’ experience in any of the following, or has at least a cumulative total of at least five years’ experience in any two of the following: (A) a senior position in the business management of a corporation with a significant extent of business, (B) a senior public position or a senior position in public service, or (C) a senior position in the company’s main field of operations. As with a candidate’s “expertise in finance and accounting”, the board of directors here too must evaluate the proposed external director’s “professional qualification” in accordance with the criteria set forth above.

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

No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Additionally, no person may serve as an external director if the person, the person’s relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, excepting negligible relationships, or if such person received from the company any compensation as an external director in excess of what is permitted by the Companies Law. Pursuant to the recently enacted amendment to the Companies Regulations (Matters Which do not Constitute Affiliation), 2006, effective as of April 3, 2016 (the “Amendment to the Affiliation Regulations”), business or professional relationship maintained on a regular basis between the company and the external director will not constitute affiliation if the relationship commenced after the appointment of the external director for office, the company and the external director consider the relationship to be negligible and the audit committee approved, based on information presented to it, that the relationship is negligible, and the external director declared that he or she did not know and could not have reasonably know about the formation of the relationship and has no control over its existence or termination. If, at the time external directors are to be appointed, all current members of the board of directors who are not controlling shareholders or relatives of such shareholders are of the same gender, then at least one external director must be of the other gender.

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

External directors may be re-elected for two additional terms of three years each, provided that with respect to the appointment for each such additional three-year term, one of the following has occurred: (i) the reappointment of the external director has been proposed by one or more shareholders holding together 1% or more of the aggregate voting rights in the company and the appointment was approved at the general meeting of the shareholders by the requisite majority, provided that: (1) in calculating the majority, votes of controlling shareholders or shareholders having a personal interest in the appointment as a result of an affiliation with a controlling shareholder and abstentions are disregarded, (2) the total number of shares of shareholders who do not have a personal interest in the appointment as a result of an affiliation with a controlling shareholder and/or who are not controlling shareholders, present and voting in favor of the appointment exceed 2% of the aggregate voting rights in the company, and the external director who has been nominated in such fashion is not a “linked or competing shareholder”, and does not have or has not had, on or within the two years preceding the date of such person’s appointment to serve for another term as external director, any affiliation with a linked or competing shareholder. The term “linked or competing shareholder” means the shareholder(s) who nominated the external director for reappointment or a material shareholder of the company holding more than 5% of the shares in the company, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or are competitors of the company; the Israeli Minister of Justice, in consultation with the ISA, may determine that certain matters will not constitute a business relationship or competition with the company; (ii) the reappointment of the external director has been proposed by the board of directors and the appointment was approved by the majority of shareholders required for the initial appointment of an external director; or (iii) the external director has proposed himself for reappointment and the reappointment was approved in accordance with Sub-section (i) above.

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

Further to these regulations, an amendment to the Companies Regulations (Relief for Companies Whose Shares are Registered for Trading Outside of Israel) – 2000, (the “Amendment to the Relief Regulations”), provides additional exemptions for such companies whose shares are listed for trading on specified exchanges outside of Israel, including the NASDAQ Global Select, Global and Capital Markets, provided that: (i) such company does not have a controlling shareholder; and (ii) the company complies with the requirements of the foreign securities laws and stock exchange regulations applicable to companies which are incorporated under the laws of such foreign countries with regard to appointing independent directors and composition of the compensation and audit committees. Any company that satisfies the above criteria and elects to comply with the applicable foreign securities laws and stock exchange regulations, shall be exempt from the following rules under the Companies Law: (i) to have at least 2 external directors appointed to serve in a public company; (ii) at least one of the external directors is required to have financial and accounting expertise and the rest are required to have professional expertise; (iii) the external directors shall be appointed by the general meeting and subject to certain voting thresholds; (iv) if all of the board members who are not controlling shareholders are of one sex, the appointed external director shall be of the other sex; (v) all of the board committees which are empowered and authorized to exercise any of the board’s authorities must consist of at least one external director. The exemption from these rules under Amendment 1 requires that the board be composed of both male and female directors.

External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment, violate their duty of loyalty to the company or are found by a court to be unable to perform their duties on a full-time basis. External directors may also be removed by an Israeli court if they are found guilty of bribery, fraud, administrative offenses in a company or use of inside information. Each committee of a company’s board of directors which has been granted any authority normally reserved for the board of directors must include at least one external director; provided, however, that the audit committee and compensation committee must each include all external directors then serving on the board of directors.

Following termination of service as an external director, a public company, a controlling shareholder thereof and any entity controlled by a controlling shareholder, may not grant any benefit, directly or indirectly, to any person who served as an external director of such public company, or to his or her spouse or child, including, not appointing such person, or his or her spouse or child, as an office holder of such public company or of any entity controlled by a controlling shareholder of such public company, not employing such person or his or her spouse or child and not receiving professional services for pay from such person, either directly or indirectly, including through a corporation controlled by such person, all until the lapse of two years from termination of office with respect to the external director, his or her spouse or child; and with respect to other relatives of the former external director – until the lapse of one year from termination of office.

An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

In accordance with the Amendment to the Relief Regulations and in compliance with the terms described above in connection therewith, in July 2020, the Company elected to take advantage of the aforementioned exception and has chosen to opt out of the requirement to appoint external directors and regarding the composition of the audit committee and compensation committee, subject to the following conditions: (i) none of the Company's shareholders is a controlling shareholder; (ii) the Company complies with NASDAQ rules and regulations with respect to the composition of the Company’s audit and compensation committees; (iii) the Company complies with NASDAQ rules and regulations with respect to the requirements of independent directors. For so long as the Company meets the requisite requirements, the Company intends to apply the exemption from appointing at least two external directors under the Companies Law. Accordingly, Mr. Ilan Erez and Ms. Ayelet Aya Hayak who were originally elected by our shareholders as external directors under the Companies Law, are no longer classified as external directors, but have continued to serve on the Company’s board of directors as independent directors under the NASDAQ rules.

Audit Committee

The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee pursuant to the Companies Law include identifying irregularities in the management of our business and approving related party transactions as required by law, classifying company transactions as extraordinary transactions or non-extraordinary transactions and as material or non-material transactions in which an office holder has an interest (which will have the effect of determining the kind of corporate approvals required for such transaction), assessing the proper function of the company’s internal audit regime and determining whether its internal auditor has the requisite tools and resources required to perform his or her role and to regulate the company’s rules on employee complaints, reviewing the scope of work of the company’s independent accountants and their fees, and implementing a whistleblower protection plan with respect to employee complaints of business irregularities. In addition, the responsibilities of the audit committee under the Companies Law also include the following matters: (i) to establish procedures to be followed in respect of related party transactions with a controlling shareholder (where such are not extraordinary transactions), which may include, where applicable, the establishment of a competitive process for such transaction, under the supervision of the audit committee, or individual, or other committee or body selected by the audit committee, in accordance with criteria determined by the audit committee; and (ii) to determine procedures for approving certain related party transactions with a controlling shareholder, which were determined by the audit committee not to be extraordinary transactions, but which were also determined by the audit committee not to be negligible transactions.

Under the Companies Law, an audit committee must consist of at least three directors, including all the external directors of the company, and a majority of the members of the audit committee must be independent or external directors. The Companies Law defines independent directors as either external directors or directors who: (1) meet the requirements of an external director, other than the requirement to possess accounting and financial expertise or “professional qualifications”, with audit committee confirmation of such; (2) have been directors in the company for an uninterrupted duration of less than 9 years (and any interim period during which such person was not a director which is less than 2 years shall not be deemed to interrupt the duration); and, (3) were classified as such by the company.

The following persons may not be a member of the audit committee:

•	The chairman of the board of directors;

•	Any director employed by or otherwise providing services to the company or to the controlling shareholder or entity under such controlling shareholder’s control;

•	Any director who derives his salary primarily from a controlling shareholder;

•	A controlling shareholder; or

•	Any relative of a controlling shareholder.

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

Pursuant to the Amendment to the Relief Regulations, companies whose shares are listed for trading on specified exchanges outside of Israel, including the NASDAQ Global Select, Global and Capital Markets, and which satisfy the criteria detailed above, are exempt from the following rules regarding the audit committee under the Companies Law: (i) the committee shall be comprised of at least 3 members, who shall include all of the external directors, and the majority of the members shall be independent; (ii) the audit committee may not include the chairman of the board, or any director employed by the Company, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose income is primarily dependent on a controlling shareholder, and may not include a controlling shareholder or any relatives of a controlling shareholder; (iii) the controlling shareholder or his relatives shall not be members of the audit committee; (iv) the chairman of the audit committee shall be an external director; (v) a person who is prohibited from being a member of the audit committee shall not be present at the committee’s meetings; (vi) if the committee also serves as a financials committee, the rules applicable to the financials committee shall apply; (vii) the legal quorum shall be the majority of the committee members, provided that the majority of directors present are independent, at least one of whom is an external director.

Currently, Ms. Ayelet Aya Hayak, Mr. Ilan Erez and Mr. Eli Doron serve as members of our audit committee, and Mr. Ilan Erez serves as the chairperson.

Compensation Committee

Pursuant to the Companies Law, the Board of Directors of Israeli publicly traded companies are required to appoint a compensation committee comprised of at least three members, including all external directors, who must also comprise a majority of the members of the compensation committee. In addition, the chairman of the compensation committee must be an external director. Following the compensation committee’s recommendations, the Board of Directors is required to establish a compensation policy, which includes a framework for establishing the terms of office and employment of the office holders and guidelines with respect to the structure of the variable pay of office holders. Such guidelines are the basis for adequate balance between the components of compensation, which exists when a linkage is maintained between compensation and performance and the creation of value for shareholders in the Company, while maintaining the Company’s ability to recruit and maintain talented officeholders and incentivizing them to pursue the Company’s objectives. In particular, an appropriate balance between the fixed component (base salary and additional benefits) and the variable component and capital compensation avoids placing an exaggerated emphasis on one component.

The following persons may not be a member of the compensation committee:

•	The chairman of the board of directors;

•	Any director employed by or otherwise providing services to the company or to the controlling shareholder or entity under such controlling shareholder’s control;

•	Any director who derives his salary primarily from a controlling shareholder;

•	A controlling shareholder; or

•	Any relative of a controlling shareholder.

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

Pursuant to Amendment 27 to the Companies Law, effective as of April 3, 2016 (“Amendment 27”), the audit committee may serve as the company’s compensation committee, provided that it meets the composition requirements of the compensation committee.

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

In addition, the compensation policy must set forth standards and rules on the following issues: (a) with respect to variable components of compensation – basing the compensation on long term performance and measurable criteria (though a non-material portion of the variable components can be discretionary awards taking into account the contribution of the office holder to the company. Pursuant to Amendment 27, variable components in the amount of up to a three month salary of the relevant office holder, on an annual basis, shall be considered a non-material portion of the variable components); (b) establishing the appropriate ratio between variable components and fixed components and placing a cap on such variable components (including a cap on the grant date value of convertible securities components that are not paid out in cash); (c) setting forth a rule requiring an office holder to return amounts paid, in the event that it is later revealed that such amounts were paid on the basis of data which prove to be erroneous and resulted in an amendment and restatement of the company‘s financial statements; (d) determining minimum holding or vesting periods for equity based variable components of compensation, while taking into consideration appropriate long term incentives; and (e) setting a cap on grants or benefits paid upon termination.

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

Executive Compensation Policy

On July 31, 2013, an Extraordinary General Meeting of the Shareholders of the Company took place, approving the Executive Compensation Policy as later amended at the Annual General Meeting of the Shareholders held on June 5, 2019 (the “Policy”), which had been recommended by the Compensation Committee and approved by the Board of Directors, for the Company's directors and office holders, in accordance with the requirements of the Companies Law. The Policy was approved by our shareholders at the Annual General Meeting of our shareholders, which took place on June 5, 2019. At the Annual General Meeting, held on June 7, 2022, an Amended Executive Compensation Policy was rejected by our shareholders but following the Meeting it was approved by our compensation committee and the Board of Directors on June 12, 2022, in accordance with the Companies Law in Israel and after determining that the approval of the Amended Compensation Policy was for the benefit of the Company.

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

Our compensation committee will periodically review the Policy and monitor its implementation, and recommend to our board of directors and shareholders to amend the Policy as it deems necessary from time to time. The term of the Policy shall be three years as of the date of its re-adoption on June 12, 2022, during which, the Board of Directors is required to examine the Policy and revise it from time to time, if the circumstances under which it had been adopted have materially changed.

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

D.            Employees

The number of employees over the last three financial years is set forth in the table below.

As of December 31,	2020	2021	2022
Total Employees	289	315	306
Marketing, Sales, Customer Services	24	25	27
Research & Development	123	135	134
Manufacturing	124	138	127
Corporate Operations and Administration	18	17	18

As of March 31, 2023, we had 309 employees, including 27 in marketing, sales and customer services, 136 in research and development, 129 in manufacturing, and 17 in corporate operations and administration. All such employees, except for 25 employees of our subsidiary in the United States and 38 employees of our subsidiary in Denmark, are based in Israel. We consider our relations with our employees excellent and have never experienced a labor dispute, strike or work stoppage. None of our employees are represented by a labor union. We do not employ a significant number of temporary employees, but we do use temporary employees from time to time, as necessary.

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

E.          Share Ownership

The following table sets forth, as of April 15, 2023, the number of shares owned by our office holders, directors and senior management. The percentages shown are based on  6,756,289 ordinary shares outstanding as of March 31, 2023:

Name	Number of Shares and Options Owned[1]	Percent of Outstanding Shares
Avi Eizenman	344,916	4.96%
Shaike Orbach	*	*
Eli Doron	*	*
Ayelet Aya Hayak	*	*
Ilan Erez	*	*
Liron Eizenman	*	*
Eran Gilad	*	*
All directors and office holders as a group	376,915	5.42%

*	Denotes ownership of less than 1% of the outstanding shares.

(1)
The table above includes the number of shares and options that are exercisable within 60 days of April 15, 2023. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws, based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

See also "Item 6 – Directors and Senior Management – Compensation."

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth, as of March 31, 2023, the number of Ordinary Shares, including options and warrants to purchase Ordinary Shares exercisable within 60 days, owned by (i) all shareholders known to the Company to own more than five percent (5%) of the Company's Ordinary Shares and (ii) all directors and officers as a group (based on 6,756,289 Ordinary Shares outstanding on that date). Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the Ordinary Shares is given to the best of our knowledge. Except where otherwise indicated, and subject to applicable community property laws, we believe, based on information furnished to us by such owners or otherwise disclosed in any public filings, that the beneficial owners of the Ordinary Shares listed below have sole dispositive and voting power with respect to such Ordinary Shares.

Name of Shareholder	Number of Shares and Options Owned(1)	Percentage of Outstanding Shares
Wellington Management Group LLP(2)	618,848	9.16%
Systemic Financial Management, LP(3)	591,091	8.75%
First Wilshire Securities Management, Inc. (4)	558,510	8.28%

(1)
The table above includes the number of shares and options that are exercisable within 60 days of March 31, 2023. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws, based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them. All the information detailed in this table is as set forth in major shareholders' public filings, unless stated otherwise.

(2)
As reported on Schedule 13G/A filed by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP with the SEC on February 6, 2023. The securities as to which the Schedule was filed are owned of record by clients of one or more investment advisers, which are directly or indirectly owned by Wellington Management Group LLP, the identities of which are set forth in Exhibit A of such Schedule 13G/A.

Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than 5% of this class of securities, except for: Wellington Trust Company, NA (“Wellington”).

As reported on Schedule 13G filed by Wellington with the SEC on February 6, 2023, those securities as to which the Schedule was filed by Wellington, in its capacity as investment adviser, are owned of record by its clients. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.

(3)	As reported on Schedule 13G filed by Systemic Financial Management, LP with the SEC on February 13, 2023.

(4)	As reported on Schedules 13G/A filed by First Wilshire Securities Management, Inc. with the SEC on February 15, 2023.

The Company's major shareholders do not have different voting rights.

As of March 31, 2023, there were five record holders of ordinary shares, including three record holders in the United States. Collectively, these three record holders in the United States held less than 1% of the outstanding ordinary shares.

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

As per Amendment 20, it was decided on July 31, 2013, at the Extraordinary General Meeting of the Shareholders to adopt the Executive Compensation Policy of the Company, which was recommended by our Compensation Committee and approved by our Board of Directors, and was re-approved by our Compensation Committee, Board of Directors and Shareholders. Most recently on June 7, 2022 our shareholders failed to approve our amended Executive Compensation Policy, but thereafter, it was approved by our Board of Directors on June 12, 2022 in accordance with the Companies Law and after determining that approval of the policy was for the benefit of the Company. Our approved Executive Compensation Policy includes the above referenced form of Indemnification Agreement to be entered into by the Company with our directors and office holders serving in such capacities from time to time, as well as the above referenced directors and office holders liability insurance policy. Under the Executive Compensation Policy, any change to the Indemnification Agreement or the insurance policy, including the cost and/or any changes which materially depart from the key terms of the current agreement and/or insurance policy (provided that such changes apply equally to all executives of the Company, including directors) will be submitted to the Company's compensation committee and the Board of Directors for their approval but shall not, unless required by law or the Company's Articles of Association, be presented at a General Meeting of the Shareholders.

Compensation Package for Liron Eizenman, the Company's President and Chief Executive Officer

In June 2022, following the approval of the Company's Compensation Committee and Board of Directors, the Company's shareholders approved a compensation package for Liron Eizenman. The approved Compensation Package consists of (i) an amendment to Liron Eizenman's compensation structure and (ii) a severance agreement, identical to the previous CEO severance agreement. The principal terms of the compensation package, which commenced on July 1, 2022, are as follows:

•	Gross monthly base salary of NIS 70,000.

•
Entitlement to the Chief Executive Officer annual bonus upon the terms and in accordance with the formula approved by the Company’s shareholders at the Annual General Meeting held on June 8, 2016 (the “CEO Bonus”), provided only that Mr. Liron Eizenman will only be entitled to 50% of the applicable CEO Bonus for 2022, as and when determined by the Company's Compensation Committee and Board of Directors (with the remaining portion being payable to Mr. Shaike Orbach).

•	Standard social benefits package applicable to all full-time employees of the Company.

•	Severance/Termination provisions.

In addition, at the June 2022 General Meeting, our shareholders approved a grant to Liron Eizenman of 50,000 Plan Options to purchase Ordinary Shares of the Company, pursuant to the Plan.

See also "Item 6 – Directors and Senior Management – Compensation."

Item 8.	FINANCIAL INFORMATION

A.          Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are included herein on pages F-1 through F-44 [To confirm].

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

The table below sets forth the high and low reported sales prices in Dollars of our ordinary shares, as reported by NASDAQ during the indicated periods:

PERIOD	LOW	HIGH
March 2023	35.25	39.25
February 2023	37.55	42.53
January 2023	40.81	50.00
December 2022	40.75	46.94
November 2022	41.91	46.00
October 2022	34.36	45.78
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
First Quarter 2023	35.25	50.00
Fourth Quarter 2022	34.36	46.94
Third Quarter 2022	32.30	44.47
Second Quarter 2022	31.30	39.57
First Quarter 2022	35.79	51.66
Fourth Quarter 2021	36.02	52.75
Third Quarter 2021	40.25	46.11
Second Quarter 2021	38.97	47.51
FIVE MOST RECENT FULL FINANCIAL YEARS
2022	31.30	51.66
2021	36.02	59.27
2020	20.93	42.55
2019	28.59	40.36
2018	32.00	77.95

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

B.           Memorandum and Articles of Association

Articles of Association

Our shareholders approved our amended and restated Articles of Association on January 24, 2008, as well as certain additional amendments to the Articles of Association on April 11, 2012, June 8, 2016 and June 7, 2022. Our objective as stated in the Articles of Association is to carry on any business and perform any act which is not prohibited by law.

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

C.            Material Contracts

All of our commercial contracts over the past two years have been entered into in the ordinary course of business.

Information regarding our real property leases is provided in "Item 4.D. – Information on the Company – Property, Plant and Equipment" and "Item 19 – Exhibits."

For information on the engagement terms of our new President and CEO, see Item 7B “Related Party Transactions.”

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

The Encouragement of Capital Investments Law, 1959 (the "Investment Law")

Pursuant to the Investment Law, a "Preferred Enterprise" is entitled to a reduced corporate flat tax rate of 16% with respect to income that qualifies as “Preferred Technological Income” as defined in the Investment Law, unless the "Preferred Enterprise" is located in a certain development zone, in which case the rate will be 7.5%. Such corporate tax rates are 12% and 7.5% with respect to Preferred Technological Income. Income derived by a "Special Preferred Enterprise" (as such term is defined in the Investment Law) are entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the "Special Preferred Enterprise" is located in a certain development zone. Under the Investment Law, most of the tax incentives offered are not dependent on minimum qualified investments or on foreign ownership. Companies may be able to enjoy both government grants and tax benefits concurrently.

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

The definition of a “Preferred Company” includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, a “Preferred Enterprise” and is controlled and managed from Israel. Pursuant to the 2011 Amendment, beginning in 2014 and in each year thereafter until 2016, a Preferred Company may only be entitled to a reduced corporate tax rate of 16% with respect to its preferred income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 9%.

On December 29, 2016 the Knesset enacted the "Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016" in which the Investment Law was amended again (hereinafter: “the 2017 Amendment”). The 2017 Amendment added new tax benefit tracks for a “preferred technological enterprise” and a “special preferred technological enterprise” which award reduced tax rates to a technological industrial enterprise for the purpose of encouraging activity relating to the development of qualifying intangible assets. In addition, the corporate tax rate for Preferred Enterprise which is located in a specified development zone will be 7.5%.

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

Law for the Encouragement of Research, Development and Technological Innovation in Industry, 1984

Programs approved by the Research Committee of the IIA are eligible for grants or loans if they meet certain criteria, generally in return for the payment of royalties from the sale of the product or services developed in accordance with the program and subject to other restrictions. Once a project is approved, the IIA award grants generally of up to 50% of the project's expenditures in return for royalties, usually at the rate of 3% of sales of products developed with such grants. For projects approved after January 1, 1999, the amount of royalties payable is up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR or other applicable interest rate.

The terms of these grants prohibited the manufacture outside of Israel of the product developed in accordance with the program without the prior consent of the Research Committee of the IIA. Such approval, if granted, was generally subject to an increase in royalty rates, as well as in the total amount to be repaid to the IIA to between 120% and 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel.

The R&D Law also provides that know-how from the research and development, which is used to develop or produce produce the product, may not be transferred to Israeli third parties without the approval of the Research Committee. The R&D Law stresses that it is not just transfer of know-how that is prohibited, but also transfer of any rights in such know-how. Such restriction does not apply to exports from Israel of final products developed with such technologies. It is possible to receive approval of the transfer only if the transferee undertakes to abide by all of the provisions of the R&D Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties. Generally, royalty payments by the transferor are required in connection with the transfer to an Israeli third party. There is no assurance that such consent, if requested, would be granted. For additional information regarding the R&D Law, see "Item 4.B. – Information on the Company – Business Overview – Governmental Regulation Affecting the Company."

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

In addition, under the U.S.-Israel Income Tax Treaty, 1995, or the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition; or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel; or (iii) the shareholder, being an individual, was present in Israel for a period of time or several periods of time, which aggregate to a total of 183 days or more, during a single taxable year. In either case, the sale, exchange, or disposition of the shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, the U.S. resident would be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

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

In case of dividends paid out of the profits of a "Preferred Enterprise" or "Preferred Technological Enterprise", the applicable tax rate is 20% for an individual and 0% for an Israeli corporation.

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

Excess Tax.

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 698,281, including, but not limited to, dividends, interest and capital gains.

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

If a corporation is a passive foreign investment company, a U.S. shareholder will be subject to one of three alternative taxing regimes:

"QEF" regime -  If the shareholder elects to treat the PFIC as a QEF, then each year the shareholder includes in its gross income a proportionate share of the PFIC's ordinary income and net capital gain. We do not currently intend to prepare or provide the information that would enable you to make a Qualified Election Fund election. A second regime may be elected if the PFIC stock is "marketable." The U.S. shareholder may elect to "mark the stock to market" each year. At the end of each taxable year, the shareholder recognizes gain equal to the excess of the fair market value of the PFIC stock over the shareholder's tax basis in the stock. Losses may also be recognized to the extent of previously recognized gains.

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

In addition, legislation imposes reporting requirements for the holder of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain thresholds. Our shares are expected to be subject to these new reporting requirements unless the shares are held in an account at a domestic financial institution. Penalties may apply to any failure to comply with such reporting requirements. U.S. investors should consult their own tax advisors regarding the application of this legislation.

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

The Israeli tax returns of the Company are open for examination by the Israeli Tax Authority for tax years beginning in 2018.

The Federal tax returns of our U.S. subsidiary are open for examination by the Federal Tax Authorities for tax years beginning in 2019. The New Jersey state tax returns of the U.S. subsidiary are open for examination by the New Jersey State Tax Authority for the tax years beginning in 2018. The California State Tax returns of the U.S. subsidiary are open for examination by the California State Tax Authority for tax years beginning in 2018. The Virginia State Tax returns of the U.S. subsidiary are open for examination by the Virginia State Tax Authority for tax periods beginning in 2020. The Tennessee, New Mexico and New York State Tax returns of the U.S. subsidiary are open for examination by the respective jurisdiction tax authorities for tax years beginning in 2020. The Texas State Tax returns of the U.S. subsidiary are open for examination by the Texas State tax authorities for tax years beginning in 2018. The Illinois State Tax returns of the U.S. subsidiary are open for examination by the by the Illinois State tax authorities for tax years beginning in 2020.

The Danish tax returns of our Danish subsidiary are open for examination by the Danish Tax Authority for tax years beginning on January 1, 2017.

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

Interest Rate Risk

As of December 31, 2022, our investment portfolio consisted of approximately US$ 19.2 million invested in corporate and government debt securities. These securities are classified as "held to maturity." All of the Company's investments are in fixed-rate instruments.

We may be required to adjust the carrying value of our investment securities due to a default, lack of liquidity or other event. For that matter we are required to use of forward-looking information to calculate credit loss estimates

 As of December 31, 2022, we were not required to adjust the carrying value of our investment securities.

For quantitative information on the Company's marketable securities, please see Note 4 to our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2022, we did not have any short or long term interest bearing loans or debts, hence with respect to the Company's business operations, we do not have any exposure to interest rate risk.

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

As of December 31, 2022, we had accounts receivable in NIS or in funds linked thereto in the amount of US$ 6,047 thousand. Market risk was estimated as the potential decrease in balance resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the balance of our accounts receivable would decrease by US$550 thousand. As of December 31, 2022, we had accounts payable in NIS or linked thereto in the amount of US$ 13,885 thousand. Market risk was estimated as the potential increase in balance resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such decrease in the Dollar exchange rate, the balance of our accounts payable would increase by US$ 1,543 thousand.

In 2022, there was an increase of 13.15% in the Dollar exchange rate to the NIS which resulted in an aggregate decrease in the fair value of our assets of US$ 1,671 thousand and an aggregate decrease in the fair value of our liabilities of US$ 2,320 thousand.

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

Our operating expenses may be affected by fluctuations in the value of the U.S. dollar as it relates to the NIS. By way of example, a hypothetical 10% weakening in the value of the U.S. Dollar relative to the NIS in 2022 would have resulted in an increase in operating expenses of approximately US$ 2,166 thousand for the year ended December 31, 2022. In addition, our operating expenses may be affected by fluctuations in the value of the U.S. Dollar as it relates to the DKK. By way of example, a hypothetical 10% weakening in the value of the U.S. dollar relative to the DKK in 2022, would have resulted in an increase in operating expenses of approximately US$ 589 thousand for the year ended December 31, 2022.

As of December 31, 2022, all of our investments, other than a portion of our cash and cash equivalents comprising a small portion of our overall investment portfolio, consisted of investments denominated in U.S. Dollars, and our portfolio is therefore not subject to significant exposure to foreign currency exchange risk.

As of December 31, 2022, we were not engaged in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations.

Credit Risk

Our investment portfolio includes "held to maturity" marketable securities. These securities include investments issued by highly rated corporations. As of December 31, 2022, the rating of the securities in our portfolio was at least A-. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations), which were exacerbated by the recent turmoil that has affected the financial markets and the global economy and caused credit issues for a number of reputable financial institutions. Any changes in fair value of our investment securities due to credit risk do not affect our profit or loss unless there is other than temporary impairment (see Note 2X to our financial statements for the year ended December 31, 2022). For additional information see "Item 3.D. Key Information – Risk Factors."

As of December 31, 2022, we were not required to adjust the carrying value of our investment securities.

Our top four ultimate customers accounted for approximately 33% of our revenues in 2022. We expect that a small number of customers will continue to account for a significant portion of our revenues for the foreseeable future. Difficulties in the fulfillment of the financial obligations of one or more of such customers may expose us to credit risk and may have a material adverse effect on our business and our financial condition and results. For additional information see "Item 3.D. Key Information – Risk Factors". Difficulties in the fulfillment of financial obligations of one or more of our customers may have an adverse effect on our ability to consummate the collection of consideration payable under purchase orders placed by, or invoiced to, such customers under one or more Design Wins in relation to which such customers operate. See Note 2.X (2) of our consolidated financial statements.

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

Management assessed our internal control over financial reporting as of December 31, 2022, the end of our fiscal year. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control — Integrated Framework (2013)."

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2022, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. We reviewed the results of management's assessment with the audit committee of our Board of Directors.

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

The following table presents fees for professional services for the audit of the Company's consolidated annual financial statements for the years ended December 31, 2022 and 2021, audit-related services and tax services rendered by Somekh Chaikin, a member firm of KPMG International, and Kesselman & Kesselman Certified Public Accountants (Isr.) PwC Israel.

	2022		2021
	PWC	KPMG	PWC	KPMG
Audit Fees(1)	$120,000	$20,000	$120,000	$20,000
Audit-Related Fees(2)	$7,500	$5,757	-	-
Tax Fees(3)	$50,128	$27,534	$2,800	$56,744

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

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

Item 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased	Average Price Paid per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Plan	Approximate Dollar Value that May Yet Be Purchased Under the Plan (US$)
January 1, 2022 - January 31, 2022(1)	25,767	46.797	1,104,003	4,754,032
February 1, 2022 - February 28, 2022	21,554	43.280	1,125,557	3,821,184
March 1, 2022 - March 31, 2022	30,499	39.330	1,156,056	2,621,661
April 1 2022 - April 30, 2022	2,300	39.154	1,158,356	2,531,605

(1) On April 29, 2021, our Board of Directors determined that it was in the Company's best interest to pursue a new repurchase plan of Ordinary Shares from the Company's shareholders, for a total amount not exceeding $15,000,000, upon similar terms to the prior plan, and which shall be in effect for a one-year period commencing on May 3, 2021, unless otherwise determined by the Board of Directors.

Item 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Following a resolution of our Board of Directors on March 15, 2021, Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International (“KPMG”), declined to be reelected as our independent accountant.

KPMG audited our financial statements as of and for the fiscal years ended December 31, 2020 and 2019. The reports of KPMG on the financial statements of the Company for the fiscal years ended December 31, 2020 and 2019, did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles

During the period between January 1, 2020 and the cessation of their engagement on March 15, 2021, there were no disagreements between us and KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreements in connection with its audit reports on our financial statements.

During the period between January 1, 2020 to March 15, 2021, KPMG did not advise the Company of any reportable events specified in Item 304(a)(1)(v) of Regulation S-K with respect to us.

Kesselman & Kesselman Certified Public Accountants (Isr.) PwC Israel (“PwC”) was initially appointed as our independent registered public accounting firm following the Company’s Annual General Meeting on June 3, 2021, and were reappointed at the Company’s Annual General Meeting on June 7, 2022.

Through the period prior to the engagement of PwC, we did not consult KPMG regarding (i) the application of accounting principles to any specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on our financial statements, and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or (iii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) and the related instructions to this Item) or a reportable event (as defined in Item 16F(a)(1)(v)).

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

Item 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

Item 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III.

Item 17.	FINANCIAL STATEMENTS

Not Applicable.

Item 18.	FINANCIAL STATEMENTS

See pages F-1 to F-49

Item 19.	EXHIBITS

1.1
Amended and Restated Articles of Association, filed by us as an Exhibit to our current report on Form 6K/A, as furnished with the Securities and Exchange Commission on May 12, 2022, and incorporated herein by reference.

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

4.3
Lease between the Company and Techhouse Holdings Ltd., for additional space in our premises in Kfar Sava, Israel, dated September 30, 2021, incorporated herein by reference. As this lease is written in Hebrew, a summary is included in the Exhibit. (*)

4.4
Lease agreement between Silicom Connectivity Solutions, Inc. and York Property, LLC for space in Charlottesville, Virginia, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2019, as filed with the Securities and Exchange Commission on April 27, 2020, and incorporated herein by reference.

4.5	Addendum to lease agreement between Silicom Connectivity Solutions, Inc. and York Property, LLC for space in Charlottesville, Virginia, dated July 18, 2022. (*)

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

4.8
Lease agreement between the Company and Elad Drori Holdings Ltd. for space in Migdal Ha'Emek, Israel, dated September 22, 2022. As this lease agreement is written in Hebrew, a summary is included in the Exhibit. (*).

4.9
Lease agreement between Silicom Denmark A/S and Svanestraede ApS, for space in Søborg, Denmark, dated November 1, 2020. As this lease agreement is written in Danish, a summary is included in the Exhibit. (*)

4.10
Amended Executive Compensation Policy of the Company, which was rejected by our shareholders at the Annual General Meeting held on June 7, 2022, but was approved and filed by us on Form 6-K with the Securities and Exchange Commission on June 13, 2022, and incorporated herein by reference.

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

SILICOM LIMITED

By:	/s/ Liron Eizenman
Liron Eizenman
Chief Executive Officer

April 27, 2023

Silicom Ltd.

and its Subsidiaries

Consolidated
Financial Statements

As of and for the year ended
December 31, 2022

Silicom Ltd. and its Subsidiaries

Consolidated Financial Statements as of December 31, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Silicom Ltd.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Silicom Ltd. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Capitalized internally developed software costs

As described in Note 2P to the consolidated financial statements, the Company has internally developed software costs of $9.1 million as of December 31, 2022. Management applied significant judgment in determining which software projects and activities within those projects qualify for capitalization, and the timing of establishing technological feasibility. In addition, management applied judgment in determining when to cease the capitalization of costs related to internal use software that will be placed in service.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to capitalized internally developed software costs, including controls over the software projects qualification for capitalization, timing of establishing technological feasibility and time to cease capitalization. These procedures also included, among others, (i) inspection of the products documentation; (ii) testing management’s process for estimating the capitalized internally developed software costs; and (iii) testing management’s identification of accumulated time and costs, both internal and external, associated with internal software development activities and the Company's controls over when internal use software is placed in service and amortization started.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel
March 20, 2023

We have served as the Company’s auditor since 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Silicom Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of operations, changes in shareholders’ equity, and cash flows of Silicom Ltd. and subsidiaries (the Company) for the year ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2020 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

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
Tel Aviv, Israel
March 15, 2021

Silicom Ltd. and its Subsidiaries

Consolidated Balance Sheets as of December 31

		2021	2022
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	3	29,285	30,734
Marketable securities	2F, 4	8,266	4,020
Accounts receivable:
Trade, net	2G	31,120	27,258
Other	5	4,693	3,620
Inventories	6	75,753	87,985

Total current assets		149,117	153,617

Marketable securities	2F, 4	23,773	15,163

Assets held for employees' severance benefits	11	1,882	1,715

Deferred tax assets	15G	1,616	502

Property, plant and equipment, net	7	4,576	4,488

Intangible assets, net	8	4,314	6,710

Operating leases right-of-use, net	10	8,765	8,441

Goodwill		25,561	25,561

Total assets		219,604	216,197

Avi Eizenman	Liron Eizenman	Eran Gilad
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Kfar-Saba, Israel
March 20, 2023

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Balance Sheets as of December 31 (Continued)

		2021	2022
	Note	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable		29,918	15,922
Other accounts payable and accrued expenses	9	18,582	9,641
Operating lease liabilities	10	1,811	1,549

Total current liabilities		50,311	27,112

Long-term liabilities
Operating lease liabilities	10	7,377	6,291
Liability for employees' severance benefits	11	3,443	3,425
Deferred tax liabilities	15G	10	74

Total liabilities		61,141	36,902

Shareholders' equity	12

Ordinary shares, ILS 0.01 par value; 10,000,000 shares authorized; 7,670,033 and 7,670,033 issued as at December 31, 2021 and 2022, respectively;
6,709,528 and 6,738,706 outstanding as at December 31, 2021 and 2022, respectively		22	22
Additional paid-in capital		63,390	66,556

Treasury shares (at cost) 960,505 and 933,933 ordinary shares as at December 31, 2021 and 2022, respectively		(34,995)	(34,896)
Retained earnings		130,046	147,613

Total shareholders' equity		158,463	179,295

Total liabilities and shareholders’ equity		219,604	216,197

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Operations for the Year Ended December 31

		2020	2021	2022
		US$ thousands
	Note	Except for share and per share data

Sales	2N, 13	107,398	128,460	150,582
Cost of sales		73,632	84,072	98,626

Gross profit		33,766	44,388	51,956

Operating expenses
Research and development		17,244	20,091	20,563
Sales and marketing		6,209	6,599	6,990
General and administrative		4,065	4,641	4,477

Total operating expenses		27,518	31,331	32,030

Operating income		6,248	13,057	19,926
Financial income, net	14	1,034	(152)	2,464

Income before income taxes		7,282	12,905	22,390

Income taxes	15	1,557	2,364	4,084

Net income		5,725	10,541	18,306

Income per share:
Basic income per ordinary share (US$)	2U	0.804	1.544	2.733

Diluted income per ordinary share (US$)		0.800	1.513	2.694

Weighted average number of ordinary shares used to compute basic income per share (in thousands)		7,118	6,826	6,697

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)		7,157	6,969	6,796

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

	Ordinary shares		Additional paid-in capital	Treasury shares(3)	Retained earnings	Total shareholders’ equity
	Number of shares(1)	US$ thousands

Balance at January 1, 2020	7,351,317	22	57,130	(8,009)	113,780	162,923

Exercise of options and RSUs(2)	51,357	*-	276	-	-	276
Purchase of treasury shares	(503,159)	-	-	(16,798)	-	(16,798)
Share-based compensation	-	-	2,711	-	-	2,711
Net income	-	-	-	-	5,725	5,725

Balance at December 31, 2020	6,899,515	22	60,117	(24,807)	119,505	154,837

Purchase of treasury shares	(322,689)	-	-	(14,291)	-	(14,291)
Reissuance of treasury shares under share-based compensation plan	132,702	*-	411	4,103	-	4,514
Share-based compensation	-	-	2,862	-	-	2,862
Net income	-	-	-	-	10,541	10,541

Balance at December 31, 2021	6,709,528	22	63,390	(34,995)	130,046	158,463

Purchase of treasury shares	(80,120)	-	-	(3,428)	-	(3,428)
Reissuance of treasury shares under share-based compensation plan	109,298	-	(411)	3,527	(739)	2,377
Share-based compensation	-	-	3,577	-	-	3,577
Net income	-	-	-	-	18,306	18,306

Balance at December 31, 2022	6,738,706	22	66,556	(34,896)	147,613	179,295

(1)	Net of shares held by Silicom Inc. and Silicom Ltd.

(2)	Restricted share units (hereinafter - "RSUs")

(3)	Company shares held by the Company. Presented as a reduction of equity at their cost to the Company. The treasury shares have no rights.

*	Less than 1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows for the Year Ended December 31

	2020	2021	2022
	US$ thousands
Cash flows from operating activities
Net income	5,725	10,541	18,306

Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,384	2,437	2,415
Impairment of intangible assets	1,657	-	-
Write-down of obsolete inventory	1,578	5,246	3,002
Changes in marketable securities	244	621	(20)
Share-based compensation expense	2,711	2,862	3,577
Deferred taxes, net	(61)	48	1,178
Changes in assets and liabilities:
Accounts receivable - trade	3,467	(9,472)	3,695
Accounts receivable - other	(1,362)	1,217	396
Change in liability for employees' severance benefits, net	153	138	149
Inventories	(13,336)	(33,526)	(15,289)
Trade accounts payable	(2,076)	15,031	(12,410)
Other accounts payable and accrued expenses	3,872	5,936	(9,089)
Net cash provided by (used in) operating activities	4,956	1,079	(4,090)

Cash flows from investing activities
Proceeds from short term bank deposits, net	8,542	5,000	-
Purchase of property, plant and equipment	(1,694)	(2,586)	(2,089)
Investment in intangible assets	(1,487)	(3,572)	(2,603)
Proceeds from maturity of marketable securities	16,629	37,850	16,029
Purchases of marketable securities	(6,558)	(19,927)	(3,998)
Other	-	-	934
Net cash provided by investing activities	15,432	16,765	8,273

Cash flows from financing activities
Exercise of options	276	-	-
Purchase of treasury shares	(16,798)	(14,291)	(3,428)
Proceeds from reissuance of treasury shares upon exercise of options	-	4,514	2,377
Net cash used in financing activities	(16,522)	(9,777)	(1,051)

Effect of exchange rate changes on cash balances held	341	542	(1,683)

Increase in cash and cash equivalents	4,207	8,609	1,449

Cash and cash equivalents at beginning of year	16,469	20,676	29,285
Cash and cash equivalents at end of year	20,676	29,285	30,734

Supplementary cash flow information
A. Non-cash transactions:
Recognition of right of use assets and lease liabilities	7,201	451	1,433
Investments in property, plant and equipment	347	59	37
	7,548	510	1,470
B. Cash paid (received) during the year for:
Income taxes	1,284	2,371	(411)

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

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. In February 2022, Russia launched a full-scale military invasion of Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets. Any of the abovementioned factors could affect our business, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict.

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

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions reflected in the statement of income (loss), the transaction date exchange rates are used. Depreciation, amortization and other changes deriving from non-monetary items are based on historical exchange rates. The resulting transaction gains or losses are recorded as net financial income or expenses.
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

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include revenue recognition over time, credit loss, income taxes, impairment of inventories, marketable securities, impairment of goodwill, intangible assets and the assumptions used to estimate the fair value of share-based compensation.
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

The Company recognizes current expected credit losses for financial assets held at amortized cost. The Company uses forward-looking information to calculate credit loss estimates.

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

The Company presents accounts receivable in the consolidated balance sheets net of allowance for expected credit losses for potential uncollectible amounts. The Company estimates the collectability of accounts receivable balances and adjust the allowance for expected credit losses based on the Company's assessment of collectability by reviewing accounts receivable on an aggregated basis where similar characteristics exist and on an individual basis when it identifies specific customers with known disputes or collectability issues. The Company also considers a number of factors to assess collectability, including the past due status, creditworthiness of the specific customer, payment history and reasonable and supportable forecasts of future economic conditions.

As of December 31, 2021 and 2022, allowance for credit losses amounted to US$ 20 thousand.

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
Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets at the following annual rates:

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

For the years ended December 31, 2020, 2021 and 2022, no impairment losses were recorded.
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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)
M.	Leases
The Company elected the short-term lease recognition exemption for all leases with a term shorter than 12 months. This means that for those leases, the Company does not recognize right-of-use ("ROU") assets or lease liabilities, but recognizes lease expenses over the lease term on a straight-line basis.
ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease.
Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.
As of December 31, 2022, all of the company's leases are operating leases.
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
The Company’s incremental borrowing rate for a lease is the rate of interest that it would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.

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

The Company’s lease agreements have remaining lease terms of 2 to 10 years. Some of these agreements include options to terminate the leases immediately. Some of our vehicle lease agreements include rental payments based on the actual usage of the vehicles and other lease agreements include rental payments adjusted periodically for inflation. The agreements related to leases in Israel are in Israeli Shekel ("ILS") or in ILS linked to the Israeli Consumer Price Index or to the US Dollars. The agreements related to leases in the USA are in US Dollars and the agreements related to leases in Denmark are in Danish Krone ("DKK"). The Company’s lease agreements do not contain any residual value guarantees. See Note 10.

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

O.	Cost of sales

Cost of sales consist primarily of production costs of finished goods manufactured by the company, with assistance of sub-contractors, from (i) components purchased from third parties, and (ii) sub-assemblies manufactured by sub-contractors under the Company’s directions and supervision as well as employee-related expenses and overhead expenses of the Company’s production lines.

P.	Research and development costs and capitalized software development costs

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
Treasury shares are recorded at cost and presented as a reduction of shareholders' equity. The Company reissues treasury shares under the Global Share Incentive Plan (2013), upon exercise of options and upon vesting of restricted stock units ("RSU"). Reissuance of treasury shares, based on the Company's policy of first-in, first-out (FIFO), is accounted for in accordance with ASC 505-30 whereby gains are credited to additional paid-in capital and losses are charged to additional paid-in capital to the extent that previous net gains are included therein and otherwise to retained earnings.
S.	Income taxes
Deferred taxes are accounted for under the asset and liability method based on the estimated future tax effects of temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are presented as non-current assets and liabilities and measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date. The Company recognizes the effect of uncertain tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured as the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Taxes which would apply in the event of disposal of investments in foreign subsidiaries have not been taken into account in computing the deferred taxes, as the Company's intention is to hold, and not to realize the investments. As of December 31, 2022, the cumulative amount of earnings of foreign subsidiaries upon which deferred taxes have not been provided is approximately US$ 16.3 million. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.
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
Equity awards granted to employees are accounted for using the grant date fair value method. The grant date fair value is determined as follows: for stock options using the Binomial option-pricing model and for restricted stock units (“RSUs”) based on the market value of the Company’s stock on the date of grant, less an estimate of dividends that will not accrue to RSUs holders prior to vesting. The fair value of share based payment awards is recognized as an expense over the vesting period. The expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market. For awards with only market conditions, compensation expense is not reversed if the market conditions are not satisfied.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)
U.	Basic and diluted earnings per share
Basic income per ordinary share is calculated by dividing the net income attributable to ordinary shares, by the weighted average number of ordinary shares outstanding (net of treasury shares). Diluted income per ordinary share calculation is similar to basic income per ordinary share except that the weighted average of ordinary shares outstanding is increased to include outstanding potential ordinary shares during the period if dilutive. Potential ordinary shares arise from stock options and RSUs, and the dilutive effect is reflected by the application of the treasury stock method.

The following table summarizes information related to the computation of basic and diluted income per ordinary share for the years indicated.

	Year ended December 31
	2020	2021	2022

Net income attributable to ordinary shares (US$ thousands)	5,725	10,541	18,306

Weighted average number of ordinary shares outstanding used in basic income per ordinary share calculation	7,118,244	6,825,630	6,696,671

Add of outstanding dilutive potential ordinary shares	38,519	143,172	99,748

Weighted average number of ordinary shares outstanding used in diluted income per ordinary share calculation	7,156,763	6,968,802	6,796,419

Basic income per ordinary shares (US$)	0.804	1.544	2.733

Diluted income per ordinary shares (US$)	0.800	1.513	2.694

Weighted average number of shares related to options and RSUs excluded from the diluted earnings per share calculation because of anti-dilutive effect	180,916	65,534	251,868

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)
V.	Comprehensive Income
For the years ended December 31, 2020, 2021 and 2022, comprehensive income equals net income.
W.	Fair Value Measurements
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
(1)          Credit risk
Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, marketable securities, trade receivables and assets held for employees’ severance benefits. Cash and cash equivalents balances of the Company, which are subject to credit risk, consist of cash accounts held with major financial institutions. Marketable securities consist of held to maturity marketable securities issued by highly rated corporations. As of December 31, 2021 and 2022, the ratings of the securities in the Company's portfolio was at least A-. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations). The Company closely monitors extensions of credit and has never experienced significant credit losses.
(2)          Significant customers
The Company's top four ultimate customers accounted for approximately 33% of its revenues in 2022. The Company expects that a small number of customers will continue to account for a significant portion of its revenues for the foreseeable future. See Note 13.
Y.	Liabilities for loss contingencies
Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Note 3 - Cash and Cash Equivalents

	December 31
	2021	2022
	US$ thousands

Cash	25,368	24,016
Cash equivalents *	3,917	6,718
	29,285	30,734

*	Comprised mainly of bank deposits in ILS as at December 31, 2021 and 2022 carrying a weighted average interest rate of 0.03% and 3.10%, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 4 - Marketable Securities
The Company's investment in marketable securities as of December 31, 2021 and 2022 are classified as ''held-to-maturity'' and consist of the following:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding	Aggregate
	cost basis**	gains	(losses)	fair value*
	US$ thousands
At December 31, 2022
Held to maturity:
Corporate debt securities and government debt securities
Current	4,038	-	(111)	3,927
Non-Current (1 to 3 years)	15,283	-	(1,214)	14,069

	19,321	-	(1,325)	17,996

At December 31, 2021
Held to maturity:
Corporate debt securities and government debt securities
Current	8,300	43	(19)	8,324
Non-Current (1 to 4 years)	23,966	10	(512)	23,464

	32,266	53	(531)	31,788
*	Fair value is being determined using Level 2 inputs.
**	Including accrued interest in the amount of US$ 227 thousand and US$ 138 thousand as of December 31, 2021 and 2022, respectively.

The accrued interest is presented as part of other receivables on the balance sheet.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 4 - Marketable Securities (Cont’d)

Activity in marketable securities in 2022	US$ thousands

Balance at January 1, 2021	50,810

Purchases of marketable securities	19,927
Changes in marketable securities, net	(621)
Proceeds from maturity of marketable securities	(37,850)

Balance at January 1, 2022	32,266

Purchases of marketable securities	3,998
Changes in marketable securities, net	(914)
Proceeds from maturity of marketable securities	(16,029)

Balance at December 31, 2022	19,321
The following table summarizes the gross unrealized losses or gains on investment securities and the fair value of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss or gain position, at December 31, 2022:

	Less than 12 months		12 months or more		Total
	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value
Held to maturity:

Corporate debt securities and government debt securities	(301)	4,595	(1,024)	13,401	(1,325)	17,996
The unrealized losses or gains on the investments were caused by changes in interest rate. The Company has the ability and intent to hold these investments until maturity and it is more likely than not that the Company will not be required to sell any of the securities before recovery.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Other Receivables

	December 31
	2021	2022
	US$ thousands

Advances to suppliers	333	421
Government authorities	2,184	1,437
Prepaid expense	768	936
Other receivables	1,408	826
	4,693	3,620

Note 6 - Inventories

	December 31
	2021	2022
	US$ thousands

Raw materials and components	57,156	71,861
Products in process	11,186	12,417
Finished products	7,411	3,707
	75,753	87,985

In the years ended December 31, 2020, 2021 and 2022, the Company recorded inventory write-downs in the amount of US$ 1,578 thousand, US$ 5,246 thousand and US$ 3,002 thousand, respectively.
Note 7 - Property, Plant and Equipment, Net

	December 31
	2021	2022
	US$ thousands

Machinery and equipment	17,305	19,298
Office furniture and equipment	1,129	1,190
Leasehold improvements	3,406	3,472

Property, plant and equipment	21,840	23,960

Accumulated depreciation	(17,264)	(19,472)

Property, Plant and equipment, net	4,576	4,488

Depreciation expense for the years ended December 31, 2020, 2021 and 2022 were US$ 2,000 thousand, US$ 2,009 thousand and US$ 2,208 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 8 - Intangible Assets

		December 31
		2021	2022
	Useful life	US$ thousands
Original cost:
Capitalization of software development costs	8	6,546	9,081
Licenses	3	565	633
		7,111	9,714
Accumulated amortization:
Capitalization of software development costs		2,366	2,431
Licenses		431	573
		2,797	3,004

Intangible assets, net:
Capitalization of software development costs		4,180	6,650
Licenses		134	60
		4,314	6,710
Amortization expense for the years ended December 31, 2020, 2021 and 2022 were US$ 378 thousand, US$ 428 thousand and US$ 207 thousand, respectively. The estimates amortization of capitalized software development costs in relation to developments that were available for general release to customers, as of December 31, 2022, are US$ 260 thousand in 2023 and US$ 247 thousand in each of the years 2024 through 2027.

Note 9 - Other accounts payable and accrued expenses

	December 31
	2021	2022
	US$ thousands

Accrued expenses	8,664	2,338
Employee benefits	6,562	5,958
Government authorities	577	663
Other payables	2,779	682
	18,582	9,641

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 - Leases

A.	The components of operating lease cost for the year ended December 31, 2020, 2021 and 2022 were as follows:
	Year ended December 31
	2020	2021	2022
	US$ thousands
Operating lease costs (mainly plant and offices)	1,623	1,921	1,872
Variable lease payments not included in the lease liability	3	8	62
Short-term lease cost	285	278	273
Total operating lease cost	1,911	2,207	2,207
B.	Supplemental cash flow information related to operating leases was as follows:
	Year ended December 31
	2020	2021	2022
	US$ thousands
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	1,601	1,887	1,847
Right-of-use assets obtained in exchange for lease liabilities (non-cash):
Operating leases	7,201	451	1,269

C.          Supplemental balance sheet information related to operating leases was as follows:

	December 31
	2021	2022
	US$ thousands
Operating leases:
Operating leases right-of-use	8,765	8,441

Current operating lease liabilities	1,811	1,549
Non-current operating lease liabilities	7,377	6,291
Total operating lease liabilities	9,188	7,840

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 - Leases (cont’d)
D.         Supplemental balance sheet information related to operating leases was as follows (cont’d):

	December 31
	2021	2022
	US$ thousands

Weighted average remaining lease term (years)	7.3	7.7

Weighted average discount rate	2.3%	2.9%
E.          Future lease payments under non-cancellable leases as of December 31, 2022 were as follows:
December 31, 2022
US$ thousands

2023	1,793
2024	1,477
2025	1,057
2026	1,006
After 2026	3,416
Total operating lease payments	8,749
Less: imputed interest	(909)
Present value of lease liabilities	7,840

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 - Assets Held and Liability for Employees' Severance Benefits

A.	Under Israeli law and labor agreements, Silicom is required to make severance payments to retired or dismissed employees and to employees leaving employment in certain other circumstances.

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

D.
Expenses recorded with respect to employees' severance payments for the years ended December 31, 2020, 2021 and 2022, mainly attributed to Section 14, were US$ 986 thousand, US$ 1,104 thousand and US$ 1,194 thousand, respectively.

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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

C.	During 2017, 2020 and 2022, the Company granted 78,000, 86,000 and 16,000 RSUs respectively to certain of its directors, employees and consultants under the 2013 Plan. In relation to those grants:
1.	The vesting period of the RSUs ranges between 2 to 3 years from the date of grant.

2.	The fair value of RSUs is estimated based on the market value of the Company’s stock on the date of grant, less an estimate of dividends that will not accrue to RSUs holders prior to vesting.

3.	The Company recognizes compensation expenses on these RSUs based on estimated grant date fair value, with the following assumptions:

	2017	2020	2022
Expected dividend yield	2.68%	0%	0%

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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

G.	On January 27, 2022, the Company granted, in the aggregate, 121,508 options to certain of its employees under the 2013 Plan. In relation to this grant:
1.
The exercise price for the options (per ordinary share) was US$ 47.98 and the Option expiration date was the earlier to occur of: (a) January 27, 2030; and (b) the closing price of the shares falling below US$ 23.99 at any time after the date of grant and remains in such price or in a lower price for a period of at least 30 days. The options vest and become exercisable on the second anniversary of the date of grant.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Monte Carlo option-pricing model with the following assumptions:
Average Risk-free interest rate (a)	1.79%
Expected dividend yield	0.0%
Average expected volatility (b)	44.38%
Termination rate	9%
Suboptimal factor (c)	3.16

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.

(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.

(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

H.	On June 7, 2022, the Company granted, in the aggregate, 26,666 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:
1.
The exercise price for the options (per ordinary share) was US$ 35.69 and the Option expiration date was the earlier to occur of: (a) June 7, 2030; and (b) the closing price of the shares falling below US$ 17.85 at any time after the date of grant and remains in such price or in a lower price for a period of at least 30 days. The options vest and become exercisable on the second anniversary of the date of grant.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Monte Carlo option-pricing model with the following assumptions:
Average Risk-free interest rate (a)	3.01%
Expected dividend yield	0.0%
Average expected volatility (b)	43.93%
Termination rate	9%
Suboptimal factor (c)	3.14

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.

(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.

(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

I.	On July 1, 2022, the Company granted, in the aggregate, 50,000 options to certain of its employee under the 2013 Plan. In relation to this grant:
1.

The exercise price for the options (per ordinary share) was US$ 34.90 and the Option expiration date was the earlier to occur of: (a) July 1, 2030; and (b) the closing price of the shares falling below US$ 17.45 at any time after the date of grant and remains in such price or in a lower price for a period of at least 30 days. The options vest and become exercisable on the second anniversary of the date of grant.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Monte Carlo option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	2.91%
Expected dividend yield	0.0%
Average expected volatility (b)	44.02%
Termination rate	9%
Suboptimal factor (c)	3.14

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.

(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.

(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)
J.	The following table summarizes information regarding stock options as at December 31, 2022:
	Options outstanding		Options exercisable
		Weighted average		Weighted average
		remaining		remaining
Exercise price	Number	contractual life	Number	contractual life
US$	of options	(in years)	of options	(in years)

26.91	18,141	0.6	18,141	0.6

33.27	14,865	3.3	14,865	3.3

28.38	23,699	1.4	23,699	1.4

39.62	66,343	2.1	66,343	2.1

36.11	72,212	3.3	72,212	3.3

33.83	62,418	4.1	62,418	4.1

32.54	107,037	5.4	107,037	5.4

41.84	115,758	6.4	-	-

47.98	103,923	7.1	-	-

35.69	26,666	7.4	-	-

34.90	50,000	7.5	-	-

	661,062		364,715

The aggregate intrinsic value of options outstanding as of December 31, 2021 and 2022 is US$ 9,129 thousand and US$ 3,457 thousand, respectively.

The aggregate intrinsic value of options exercisable as of December 31, 2021 and 2022 is US$ 5,300 thousand and US$ 2,887 thousand, respectively.

The total intrinsic value of options exercised during the year ended December 31, 2021 and 2022, is US$ 2,334 thousand and US$ 600 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

K.	The stock option activity under the abovementioned plans is as follows:
			Weighted
		Weighted	average
	Number	average	grant date
	of options	exercise price	fair value
		US$	US$

Balance at January 1, 2020	465,247

Granted	148,426	32.54	14.82
Exercised	(12,357)	22.38	8.63
Forfeited	(11,269)	33.93	14.56

Balance at December 31, 2020	590,047

Granted	133,925	41.84	16.62
Exercised	(132,702)	34.01	12.85
Forfeited	(11,749)	35.79	15.39

Balance at December 31, 2021	579,521

Granted	198,174	40.82	15.13
Exercised	(66,298)	33.09	13.21
Forfeited	(50,335)	41.67	15.75

Balance at December 31, 2022	661,062
Exercisable at December 31, 2022	364,715

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

L.	The Restricted Share Units activity under the abovementioned plans is as follows:
		Weighted
	Number of	average
	Restricted	grant date
	Share Units	fair value
		US$

Balance at January 1, 2020	39,000

Granted	86,000	35.33
Vested	(39,000)	34.43

Balance at December 31, 2020	86,000

Granted	-	-
Vested	-	-

Balance at December 31, 2021	86,000

Granted	16,000	43.02
Forfeited	(2,000)	35.33
Vested	(43,000)	35.33

Balance at December 31, 2022	57,000
The aggregate intrinsic value of RSUs outstanding as of December 31, 2021 and December 31, 2022 is US$ 4,438 thousand and US$ 2,403 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

M.	During 2020, 2021 and 2022, the Company recorded share-based compensation expenses. The following summarizes the allocation of the stock-based compensation expenses:
	Year ended December 31
	2020	2021	2022
	US$ thousands

Cost of sales	535	480	638
Research and development costs	959	1,011	1,454
Selling and marketing expenses	602	697	774
General and administrative expenses	615	674	711

	2,711	2,862	3,577
As of December 31, 2022, there were US$ 3,994 thousand of unrecognized compensation costs related to outstanding stock options and RSUs to be recognized over a weighted average period of 1.2 years.
The total tax benefit recognized in the consolidated statements of operations related to share based compensation expenses amounted to US$ 42 thousand and US$ 40 thousand for the year ended December 31, 2021 and December 31, 2022.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Geographic areas and major customers
A.	Information on sales by geographic distribution:

The Company has one operating segment.

Sales are attributed to geographic distribution based on the location of the ultimate customer:

	Year ended December 31
	2020	2021	2022
	US$ thousands

USA	64,503	88,556	107,908
North America - other	639	964	836
Israel	12,362	9,936	13,586
Europe	23,208	19,383	20,715
Asia-Pacific	6,686	9,621	7,537

	107,398	128,460	150,582

B.   Sales to single ultimate customers exceeding 10% of sales (US$ thousands):

	Year ended December 31
	2020	2021	2022
	US$ thousands

Customer "A"	12,278	19,184	22,926
Customer "B"	13,468	7,788	8,519
Customer "C"	13,328	7,689	5,965

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Geographic areas and major customers (cont'd)

C.   Information on Long-Lived Assets - Property, Plant and Equipment and ROU assets by geographic areas:

The following table presents the locations of the Company’s long-lived assets as of December 31, 2021 and 2022:

	Year ended December 31
	2021	2022
	US$ thousands

North America	1,014	827
Europe	340	224
Israel	11,987	11,878

	13,341	12,929

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 14 - Financial Income (Expenses), Net

	Year ended December 31
	2020	2021	2022
	US$ thousands

Interest income	2,197	1,548	1,144
Changes in marketable securities, net	(244)	(621)	(914)
Exchange rate differences, net	(748)	(1,031)	2,308
Bank charges	(171)	(48)	(74)

	1,034	(152)	2,464

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

Out of the Company’s retained earnings as of December 31, 2022, approximately US$ 49,612 thousand are tax-exempt, under our previous "Approved Enterprise" and "Benefited Enterprise" status. If such tax-exempt income is distributed as a dividend (including a liquidation dividend), it would be taxed at the regular corporate tax rate applicable to such profits (subject to a maximum rate of 25%) and an income tax liability of up to approximately US$ 12,403 thousand would be incurred as of December 31, 2022. The Company anticipates that any future dividends distributed pursuant to its dividend policy, will be distributed from income sources which will not impose additional tax liabilities on the Company. The Company intends to reinvest its tax-exempt income. Accordingly, no deferred tax liability has been recognized for income attributable to the Company’s previous "Approved Enterprise" or "Benefited Enterprise" status. If the Company was to declare a dividend from its tax-exempt income, an income tax expense would be recognized in the period a dividend is declared.

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

The federal corporate income tax rate is 21% and the state corporate tax is approximately 9% in average.

2.	The subsidiary Silicom Denmark is taxed according to the tax laws in Denmark, subject to corporate tax of 22%.

3.
The Company has not provided for Israeli income tax and foreign withholding taxes on US$ 8,702 thousand of its non-Israeli subsidiaries' undistributed earnings as of December 31, 2022. The earnings could become subject to tax if earnings are remitted or deemed remitted as dividends or upon sale of a subsidiary.

The Company currently has no plans to repatriate those funds and intends to indefinitely reinvest them in its non-Israeli operations. The unrecognized deferred tax liability associated with these temporary differences was approximately US$ 1,822 thousand at December 31, 2022.

E.	Tax assessments
1.	For the Israeli jurisdiction the Company has final tax assessments for all years up to and including the tax year ended December 31, 2017.

2.
For the US federal jurisdiction, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2018. For the New Jersey and California state jurisdictions, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2017. For the Virginia, Tennessee, New York and New Mexico state jurisdictions, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2019. For the Texas state jurisdiction, Silicom Inc. has open tax assessments for the years 2018 through 2022. For the Illinois state jurisdiction, Silicom Inc. has open tax assessments for the years 2020 through 2022.

3.	For the Danish jurisdiction, Silicom Denmark has final tax assessments for all years up to and including the tax year ended December 31, 2016.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont’d)

F.	Income before income taxes and income taxes expense (benefit) included in the consolidated statements of operations

	Year ended December 31
	2020	2021	2022
	US$ thousands

Income before income taxes:
Israel	5,565	7,486	17,915
Foreign jurisdictions	1,717	5,419	4,475
	7,282	12,905	22,390

Current taxes:
Israel	1,260	1,281	1,765
Foreign jurisdictions	506	1,192	1,198
	1,766	2,473	2,963
Current tax (benefits) expenses relating to prior years:
Israel	50	(10)	(215)
Foreign jurisdictions	(198)	(147)	158
	(148)	(157)	(57)

Deferred taxes:
Israel	8	174	1,114
Foreign jurisdictions	(69)	(126)	64
	(61)	48	1,178

Income tax expense	1,557	2,364	4,084

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont’d)

G.	Deferred tax assets and liabilities
The tax effects of significant items comprising the Company’s deferred tax assets and liabilities are as follows:
	December 31	December 31
	2021	2022
	US$ thousands	US$ thousands

Deferred tax assets:
Accrued employee benefits	420	362
Research and development costs	2,000	1,380
Share based compensation	427	391
Intangible assets	228	163
Operating lease liabilities	1,048	693
Other	-	54
Total deferred tax assets	4,123	3,043

Deferred tax liabilities:
Intangible assets	(169)	(357)
Goodwill*	(1,300)	(1,511)
Operating leases right-of-use, net	(1,000)	(747)
Other	(48)	-
Total deferred tax liabilities	(2,517)	(2,615)

Net deferred tax assets	1,606	428

In Israel	1,616	502
Foreign jurisdictions	(10)	(74)
Net deferred tax assets	1,606	428

Non-current deferred tax assets	1,616	502
Non-current deferred tax liabilities	(10)	(74)

* The recognized goodwill is deductible for income tax purposes for 10 years.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont’d)
H.	Reconciliation of the statutory tax expense to actual tax expense

	Year ended December 31
	2020	2021	2022
	US$ thousands

Income before income taxes	7,282	12,905	22,390
Statutory tax rate in Israel	23.0%	23.0%	23.0%
	1,675	2,968	5,150

Increase (decrease) in taxes resulting from:
Non-deductible operating expenses	508	395	566
Prior years adjustments	(148)	(157)	(57)
Tax effect due to "Preferred Enterprise" status	(533)	(577)	(1,949)
Statutory rate differential	105	(86)	168
Other	(50)	(179)	206

Income tax expense	1,557	2,364	4,084

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

During 2020, 2021 and 2022 the Company and its subsidiaries did not have any significant unrecognized tax benefits and thus, no related interest and penalties were accrued.

In addition, the Company and its subsidiaries do not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

Note 16 - Subsequent Events

In March 2023, the Company’s compensation committee and board of directors, respectively, has approved the grant of a total of 137,911 options and 86,000 RSUs under the Global Share Incentive Plan (2013), of which options and RSUs granted to directors and office holders are subject to the approval of the Annual General Meeting, which is currently scheduled to convene no later than June 2023, as prescribed under the Israeli Companies Law, 1999 and the Company's Amended and Restated Articles of Association.