Form 20-F
period 2023-12-31
SILICOM LTD.
filed 2024-04-30
CIK 916793

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report.................... For the transition period from to

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

6,405,523

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Table of Contents

Part I.		6
Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS	6
Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6
Item 3.	KEY INFORMATION	6
A.	[Reserved]	6
B.	Capitalization and indebtedness	6
C.	Reason for the offer and use of proceeds	6
D.	Risk Factors	6
Item 4.	INFORMATION ON THE COMPANY.	33
A.	History and Development of the Company	33
B.	Business Overview	34
Principal Markets		37
Manufacturing and Suppliers		38
Marketing Channels		39
Patents and Licenses		41
Competition		42
Governmental Regulation Affecting the Company		43
C.	Organizational Structure	44
Item 4A.	UNRESOLVED STAFF COMMENTS	45
Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	45
Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets		50
C.	Research and development, patents and licenses, etc.	52
E.	Critical Accounting Estimates	54
Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	56
A.	Directors and Senior Management	56
B.	Compensation	59
Board of Directors		65
External Directors		65
Audit Committee		70
Compensation Committee		71
D.	Employees	77
E.	Share Ownership	79
Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	80
A.	Major Shareholders	80
B.	Related Party Transactions	81
ITEM 8.	FINANCIAL INFORMATION	83
A.	Consolidated Statements and Other Financial Information	83
B.	Significant Changes	83
Item 9.	THE OFFER AND LISTING	84
A.	Offer and Listing Details	84
Markets and Share Price History		84

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

•	The political environment and hostilities in Israel could harm our business.

•	Many of our employees in Israel are required to perform military reserve duty.

Risks Related to our Ordinary Shares

•	We may experience a decline in our share price, including during periods of uncertainty in global economic conditions, and there is no guarantee that our share price will remain stable or not decline.

•	If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences.

General Risk Factors

•	Unfavorable or unstable economic conditions in the markets in which we operate could have a material adverse effect on our business, financial condition, or operating results.

•	Loss of our sources for certain key components could harm our operations.

•	The markets for our products change rapidly and demand for new products is difficult to predict.

•	We may need to invest significantly in research and development and business development in order to diversify our product offering and enter new markets.

•	Our short lead time of customer orders introduces uncertainty into our revenues and severely limits our ability to accurately forecast future sales.

•	The fluctuations in components' lead time and price may adversely affect our business.

•	The decrease in demand for basic/standard server adapters may adversely affect our business.

•	The loss or ineffectiveness of any of our key customer relationships or a reduction of purchase orders by such customers may have a material adverse effect on our operations and financial results.

•	We are dependent on key personnel.

•	We may not be able to protect our intellectual proprietary rights.

•	Inability to cooperate with and receive information from our key component manufacturers could affect our ability to develop new products.

•	We may make acquisitions or pursue mergers that could disrupt our business and harm our financial condition.

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

Once we secure a Design Win, we may not be able to properly capitalize on such Design Win. For example, we may not receive revenues from a Design Win due to the customer deciding to hold back the introduction of its product or service, of which our Design Win product is a component, to the market. Additionally, the Design Win client may decide to abandon the use of our product or use an alternate source. For instance, a client may alter their operations processes, so that even after we have achieved a Design Win with that client, it will outsource certain parts of its purchasing decision-making to third-parties. Such changes in operations processes would require us to seek an additional Design Win with the third-party provider in addition to the Design Win we already achieved in the past with that client, rather than continue selling the products per the initial Design Win, and if we are unsuccessful in achieving such additional Design Win, our sales would be negatively affected. Additionally, the Design Win client could shift its business focus away from the solutions that we had previously sold towards solutions in areas in which we do not operate. Alternatively, we may experience delays in receiving revenues from a Design Win due to circumstances unrelated to us, such delays may stem from delays in the deployment of the customer's product/service in the market. Delays may also lead to a request by the customer to change the specifications of our product due to changes in industry standards and/or market requirements. There is no assurance that we will be able to secure a Design Win for the product with the new specifications. A customer may also experience a lower demand than forecasted by the customer at the time of securing the Design Win for its product/service, which will accordingly affect its demand for our Design Win product. The conflict in the Middle East, including the war between Israel and Hamas and potential conflict between Israel and Iran, and the wider consequences, such as extensive cancellation and disruption of flights to and from Israel, as well as other factors, such as any hostilities which could break out between China and Taiwan in the future, which may affect our supply chain, such as new restrictions relating to the spread of pandemics, similar to Covid-19, in various geographies globally, the war in Ukraine and related business disruptions and sanctions, as well as U.S. restrictions on certain trade with China, may result in us experiencing extended delays in materialization of revenue from Design Wins, as mentioned above.

The market for Cloud-based and Cloud-focused solutions is rapidly developing, and if it develops in ways that are different from what we anticipate or expect, our business could be harmed.

In recent years, the Cloud-based market has rapidly developed, and the demand for Cloud-based data centers utilizing virtualization and SDN has increased. We expect that this increase in demand will lead to increased demand for our CPE/EDGE products as well as for our networking, offloading and acceleration related Field Programmable Gate Array (or FPGA) products. We also expect the Cloud-based data centers to be increasingly based on generic server platforms. These platforms will require offload capabilities in order to address the performance challenges resulting from enormous volume of traffic, the high volume of data, the need to encrypt such data, the need to run in virtualized environment, which by itself is a challenge for the server CPU, and the need to include switching within the server for high efficiency SDN. We anticipate the demand for add-on adapters which address these challenges will grow. Power, heat and space limitations in such environments increase the need for hardware accelerators. Such systems will require essential building blocks in their own generic severs, which can be served by our products.

While we believe that we address the above needs with a comprehensive suite of products, many factors may affect the market acceptance of cloud-based and cloud-focused solutions, the achievement of Design Wins relating to such solutions, the consummation of Design Wins achieved by us and/or the acceptance of products incorporated into such solutions. Some of these factors include the possibility of seeing a reduction in the number of physical servers and appliances required by the providers of cloud based or virtualized solutions, or the evolving of different architecture designs which provide for functionality which our products offer without the need for our products or the failure of the market to adopt technologies which had previously been expected to be widely adopted by the market. While we have recently announced a 5-year plan under which we have, among other things, ceased certain non-core product lines, and are  expanding into a more diversified scale of accounts, there is no guarantee that we have accurately predicted, or will continue to accurately predict, anticipated revenues which may be generated, our growth potential, our operations, including our inventory levels, and our financial results as a result of the factors mentioned above.

In addition, we believe that the market’s demand for our products and solutions in the Cloud demonstrates that the ongoing industry transition to the Cloud continues to represent a growth opportunity for us. Nonetheless, if significant organizations providing Cloud based solutions or other virtualized networks do not perceive the benefits of our cloud-focused and/or virtualized network based solutions, or if our competitors or new market entrants are able to develop solutions for this market that do not require products such as ours, or offer features that are, or are perceived to be, more effective than our solutions, this would have a material adverse effect on our ability to achieve and/or consummate Design Wins, on our business, and on our results of operations and financial condition.

The market for Edge Networking Devices to Telcos and service providers for NFV or SD-WAN deployments is rapidly developing, and if it develops in ways that are different from what we anticipate or expect, our business could be harmed.

With the evolution of the NFV and SD-WAN, most Telcos and service providers have begun seeking for solutions which utilize CPEs for the deployment of SD-WAN or other applications within an NFV architecture. We believe that our CPE products address the requirements of such Telcos and service providers’ needs and requirements, and in recent years we secured several Design Wins for such products.

While we believe that we address the above needs with a comprehensive suite of products, many factors may affect the market acceptance of such solutions and our ability to secure Design Wins and/or awards in this market. Some of these factors include our relatively limited experience in transacting with such Telcos and service providers, the possible offering of a wider selection of products by some of our competitors, or the possible offering by our competitors of products which include wider, better suited or more advanced features than the ones included in our products. Additional factors may also include the development of technologies with which our current products may not be compatible, and the price expectations of such Telcos and service providers which may require us to offer our products for lower prices in order to better position ourselves in the market, or remain competitive, thus leading to lower gross profit, which in turn may have an adverse effect on our financial results. Additionally, we cannot provide any assurance that our 5-year plan will successfully address these, or other changes in the market.

We believe that the market’s demand for our products and solutions in the NFV and SD-WAN era demonstrate that the Telcos’ and service providers’ related industry is transitioning into CPEs which represent a growth opportunity for us. Nonetheless, if such Telcos and service providers do not perceive the benefits of our Edge Networking CPEs, or if our competitors or new market entrants are able to develop solutions for this market that are better suited to the market demand, offer their solutions at lower prices, or offer features that are, or are perceived to be, more effective than ours, this would have a material adverse effect on our business, results of operations and financial condition.

Rapid development of our business in the Cloud-based, Telco and service providers’ markets may require us to offer our potential customers with longer payment terms in order to better position ourselves in these markets, to hold higher inventory levels and to increase our need for working capital significantly.

Rapid development of our business in the Cloud-based, Telco, and service providers’ markets, which we consider major sources of growth in the future, may require us to offer longer payment terms to our targeted customers in the Cloud, Telco and service providers markets as customary in these markets, in order to establish and maintain relationships with such targeted customers and strengthen our competitive position in such markets. In addition, we may be required by such customers to hold higher inventory levels in order to meet their expectations for on-demand deliveries, making the higher available inventory pivotal to our ability to position ourselves and compete in such markets. These factors may significantly increase our need for working capital in order to support our activities in these markets.

Our networking and data infrastructure solution products which are targeted by us mainly at customers in the OEM, Cloud, Telco, Mobile and related service providers’ markets, are characterized by long sales cycles.

We target and sell our networking and data infrastructure solution products to customers mainly in the original equipment manufacturing (“OEMs”), Cloud, Telco Mobile and related service providers markets. We usually sell our products to such customers after achieving Design Wins, which are secured after a process which ends with the implementation of our products in our customers’ systems or their deployment within the relevant customer’s network. Securing Design Wins is a lengthy, time-consuming process, which involves the decision-making process of our customers, which usually includes several time-consuming processes as well, resulting from the critical importance of our products in our customers’ systems or networks. Our customers usually need to define the required configuration of their server system, appliance or network, define the needed solution and the type of products that will address their need, evaluate our products, test and qualify our products for their use and then (or in parallel) negotiate the terms for a purchase. This process is lengthy and may result in investing twelve months or more from the time we first contact a prospective customer before such customer implements our products in its system, appliance or network, constituting what is known as a Design Win. The decision-making process has been further impacted by macro-economic factors such as high interest rates and the global economic slowdown, which have put pressure on companies seeking to make significant investments in infrastructure. Additionally, once a Design Win for one of our products is secured, our sales of these products typically involve significant capital investment decisions by the customer or its prospective end customers, as well as a significant amount of time to educate such end customers as to the benefits of systems and appliances that include our products. As a result, before initiating the deployment of our products within their infrastructure, and before purchasing systems and appliances, which include our products (and consequently facilitating sales of our products), our potential customers usually invest a substantial amount of time performing internal reviews and obtaining capital expenditure approvals, thereby lengthening the period of time required for a Design Win to mature into consistent sales. These long sale cycles make it difficult to predict when and to what extent, discussions with potential customers will materialize into sales and could cause our revenue and operating results to fluctuate widely from period to period. Furthermore, once a Design Win has been secured, the ramp-up of sales under the Design Win is dependent on various factors which are not under our control and which may result in significant quarterly, or even annual, fluctuations in the sale rates of our products. These, together with the macro-economic factors described earlier, may have an adverse impact on our ability to accurately predict the ramp-up of sales of our products, which may have an adverse effect on our backlog estimates, actual sales and results of operations.

In addition, we are required to allocate significant resources in order to compete for the achievement of Design Wins. Since there is no guarantee that we will be successful in achieving such Design Wins or that secured Design Wins will materialize into consistent sales in the competitive and rapidly evolving market in which we operate, unsuccessful efforts to secure or materialize Design Wins may lead to substantial increases in our expenditures, cause impairment of intangible assets and related write-offs, divert the attention of our sales force and management from other business opportunities, and could ultimately have a material adverse effect on our business, results of operations and financial condition.

The loss of Design Wins from customers in the Cloud, Telco, Mobile and related service providers’ markets may result in significant quarterly and even annual fluctuations in our revenues.

The Cloud, Telco, Mobile and related service providers’ markets constitute major sources of potential growth. We anticipate that Design Wins secured from customers in these markets would be significantly larger in size than our Design Wins from other customers. In light of the risk factors related to our operations in the Cloud, Telco, Mobile and related service providers’ markets as detailed elsewhere in this Annual Report, we may experience losses of Design Wins in such markets, for which we may not be able to compensate in a timely manner. The losses of such Design Wins may result in significant quarterly or even annual fluctuations in our revenues and results of operations.

Rapid development of our business in the Cloud, Telco, Mobile and related service providers’ markets may lead to a decrease in our gross margins which may result in a decrease in our profitability.

Rapid development of our business in the Cloud, Telco, Mobile and related service providers’ markets, and our increasing operations and efforts in these markets, require us to adopt a lower gross margin strategy relative to our gross margins in past years, in order to take advantage of increased revenue potential and opportunities in these markets. While in the past we were able to increase our profitability while operating under such lower gross margins, there can be no assurance that we will be able to maintain or increase our profitability and/or earnings per share in the future and we may not be successful in maintaining or increasing our profitability and/or earnings per share while operating under such lower gross margins in the future.

The rapid development of the Cloud, Telco, Mobile and related service providers’ markets may lead certain of our customers to explore various technologies at different points in time during their development process, which are not necessarily compatible with our solutions, or for which our solutions are not designed, for their own internal reasons, even after we secured Design Wins with such customers, and may ultimately decide to pursue different solutions than ours, which may impact our ability to fully consummate our sales under such secured Design Wins and impair our financial results.

The rapid development of the Cloud, Telco, Mobile and related service providers’ markets may lead some of the players in these markets to explore different technologies in the course of their internal development process. Even if we secure Design Wins with some of these players, there is no guarantee that such players will ultimately decide to develop or commercialize their products for which our solutions were selected, for reasons which are not related to us and which are not under our control. If such players decide to pursue other paths than the ones for which we secured Design Wins, we may be unable to consummate such Design Wins, which may lead to excess inventory levels and write-offs, that may increase our costs. These factors may increase our operational efforts and expenses. We may also be required to find alternative use for any unused inventory relating to such Design Wins, and if we are unable to find such alternative use or sell such inventory to other customers, we may experience write-offs. All of these factors may have a material adverse effect on our financial condition and results of operation. While we focus our efforts on securing Design Wins in these markets, our share price may decline as a result of cancellation of such Design Wins in these markets, if they occur.

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

Certain customers may become significant to us. In some cases, a customer will place orders for our products under several Design Wins for the purpose of integrating our products into other systems. In other cases, a customer, especially, but not limited to, those active in the Cloud, Telco, Mobile and related markets, will place very significant orders for a single Design Win with us. Difficulties in the fulfillment of such customers’ financial obligations towards us may expose us to credit risks, may have a material adverse effect on our business, including on our ability to consummate the collection of consideration payable by, or invoiced to, such customer in connection with the Design Wins under which such customer placed orders, may lead to financial losses, may increase our collection expenses, may lead to excess inventory levels, may lead to significant write-offs, may cause legal disputes, may delay the consummation of the relevant Design Win and may ultimately lead to the reduction in the volume of orders placed under such Design Win, or even lead to the cancellation thereof. This may have a material adverse effect on our business, financial condition, and results.

We may not be successful in achieving and consummating Design Wins for our products for the Cloud, Telco, Mobile and the service providers markets, which have constituted a main source of growth

Our ability to achieve Design Wins for our products for the Cloud, Telco, Mobile and related service providers’ markets, and to consummate the sales of our products under Design Wins achieved, is dependent on a large number of factors, many of which are out of our control. These factors include the highly competitive nature of the markets in which we operate, including the Cloud, Telco, Mobile and service providers’ markets, the long sale cycles of our products to our OEMs, Cloud, Telco and Mobile customers, as well as other factors detailed in this Item 3.D. In addition, the loss, ineffectiveness or inability to maintain our customer relationships or our inability to develop new customer relationships, may have an adverse effect on our ability to achieve, secure or consummate Design Wins for our Cloud, Telco, Mobile and service providers’ related products.

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

While we are generally required to fill orders for our products within one or two weeks following the receipt of a firm purchase order, we are usually required to place orders of certain components for our products within sixteen to twenty weeks prior to delivery, and more recently, in many cases, even earlier, where the global supply chains are affected by the external disruptions, such as the recent attacks by the Houthi militia on Red Sea shipping lanes, and this could be further exacerbated should hostilities break out in the future, between China and Taiwan. As a result, we must have a significant amount of components in our inventory to be able to meet our best forecasts of projected purchase orders as opposed to on the basis of firm purchase orders. In the event that firm purchase orders are significantly lower than such forecasts, a significant part of our inventory will not be used and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls and in the event that firm purchase orders exceed such forecasts, we will not be able to fulfill such purchase orders which may lead to the loss of business from a customer.

Risks Related to Operations in Israel and Internationally

The dollar cost of our operations in Israel may increase to the extent any increases in the rate of inflation in Israel are not offset by a devaluation of the NIS in relation to the dollar.

Inflation in Israel decreased steadily during 2023 and was 3% on an annualized basis. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the dollar, may increase labor and other costs, such as our property lease agreements, which will increase the dollar cost of our operations in Israel and may harm our results of operations.

The tax benefits available to us under Israeli law require us to meet several conditions and may be terminated or reduced in the future, which would increase our taxes.

Our production facilities have been granted “Approved Enterprise” or “Benefited Enterprise” or “Preferred Enterprise” status in past years and we currently report as a “Preferred Technological Enterprise”, under the Encouragement of Capital Investments Law, 5719-1959 (the “Law”), and as such, we are entitled to certain tax benefits. In order to be eligible for these tax benefits, we must meet certain conditions. If we fail to meet these conditions in the future, the tax benefits could be reduced or canceled. These tax benefits may not be continued in the future at their current levels, or at any level. The termination or reduction of these benefits may increase our income tax expense in the future. To the best of our knowledge, to date we have met the conditions for benefits under our “Preferred Technological Enterprise” status in all material respects. There can be no assurance, however, that we will continue to meet such conditions in the future. If these tax benefits are reduced, cancelled, or discontinued, our Israeli taxable income would be subject to “regular” Israeli corporate tax rate of 23%. See “Item 10 – Additional Information – Taxation – the Encouragement of Capital Investments Law, 1959” for more information about our “Preferred Technological Enterprise” status.

The government programs and benefits, which we previously received, require us to meet several conditions in order to transfer intellectual property and know-how developed using government funding abroad, or in order to consummate a change of control.

We received grants from the Government of Israel through programs with the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry (known as the Israel Innovation Authority, or the “IIA”) under the Israeli Law for the Encouragement of Industrial Research, Development and Technological Innovation, 1984, and related regulations (the “R&D Law”).

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

Also, Israel has been engaged, from time to time, in armed conflicts with terror groups Hamas and Hezbollah, as well as Iranian-backed militias in Syria and Yemen. These conflicts involve missile strikes against civilian targets in the southern and northern parts of Israel in particular and have also involved such missile strikes against central parts of Israel.

On 7 October 2023, Hamas terrorists infiltrated into Israel from Gaza and carried out a terrorist attack on Israeli communities leading to more than 1200 Israeli deaths. Israeli forces subsequently cleared Israel of Hamas forces and began a concerted counter-attack in Gaza, the stated aim of which was to destroy Hamas. The Israeli government has declared that Israel is at war. There have also been frequent missile attacks from Hezbollah in Lebanon towards the north of Israel with Israeli military responses, missile attacks towards the south of Israel from the Houthis in Yemen.

In April 2024, Iran launched a missile and drone attack on Israel, which was largely intercepted by Israeli air defenses, and Israel responded with a limited strike on an Iranian military facility. While no additional direct military action between Israel and Iran is anticipated over the near term, it is possible that hostilities will escalate into a war between the countries.

The war between Israel and Hamas, the potential for a further conflagration on Israel’s norther border with Hezbollah and with Iran-backed Syrian militias, and with Iran itself, and the other factors mentioned above, raise a concern as to the stability in the region, which may affect the political and security situation in Israel and therefore could adversely affect our business, financial condition and results of operations.

Civil unrest and political turbulence have occurred in many other countries in the region, including those which share a common border with Israel, and is affecting the political stability of those countries. This instability and any intervention may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries, and may have the potential for additional conflicts in the region. In addition, Iran is widely believed to be developing nuclear weapons. and to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthis in Yemen and various militias in Syria. Iran is known to support the government of Syria in its battles against various rebel militia groups in Syria.

Any further escalation of the armed conflict, especially with Hezbollah in Israel’s north or with Iran directly, political instability, continued violence in the region or restrictions could have a material adverse effect on our business, operating results and financial condition. While such hostilities did not in the past have a material adverse impact on our business, we cannot guarantee that hostilities will not have an adverse effect on our business in the future. The political and security situation in Israel may result in parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions.

Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital or obtain components used in our products. Since many of our facilities are located in Israel, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Any insurance coverage we may have may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. Any future escalation of the armed conflict or political instability in the region could negatively affect business conditions and harm our results of operations.

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

In 2023, the current Israeli government pursued radical reform to Israel’s judicial system. In response to such developments, Israel saw mass civilian protests and individuals, organizations, and financial institutions, both within and outside of Israel, voiced concerns that the proposed changes may negatively impact the business environment in Israel. One such proposed change, the curtailment of the judiciary’s use of the 'reasonableness doctrine', was passed into law in July 2023, before being subsequently struck down by Israel’s Supreme Court. Since October 2023, the Israeli government has agreed not to pursue the proposed reforms while the current war in Gaza and unrest in the north of Israel continues. However, should the reforms be reinstated, civil unrest and mass protest may resume, and the prospect of a constitutional crisis in light of the Supreme Court ruling, may materialize. To the extent that the war in Gaza continues, the conflict in the north of Israel escalates, or any of these negative developments occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors, and to attract or retain qualified and skilled “talents” and personnel. We can give no assurance that the political, economic and security situation in Israel will not have a material adverse impact on our business in the future.

Many of our employees in Israel are required to perform military reserve duty.

All non-exempt male adult citizens and permanent residents of Israel under the age of 40, or older for reserves officers or citizens with certain occupations, as well as certain female adult citizens and permanent residents of Israel, are obligated to perform military reserve duty and may be called to active duty under emergency circumstances. In recent years, there have been significant call-ups of military reservists, and it is possible that there will be additional call-ups in the future. In the first few weeks of the war with Hamas in October 2023, Israel called up approximately 360,000 military reservists, Israel’s largest call up of reservists in recent history. While many reservists have since been released, a significant number remain mobilized and more may be called up should hostilities escalate. While we have operated effectively to-date, we cannot assess what impact any deterioration of these conditions may have in the future, particularly if emergency circumstances arise. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

Exchange rate fluctuations and international risks could increase the cost of our operations.

Approximately 95% of our international sales are denominated in U.S. Dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, armed conflict, political instability, trade restrictions, and changes in tariffs and freight rates. Our U.S. dollar costs in Israel and Denmark will increase further to the extent that inflation in Israel and/or Denmark exceeds the devaluation of the NIS and/or Danish Krone ("DKK"), respectively, against the dollar, if the timing of such devaluation lags behind inflation in Israel and/or Denmark, or if the dollar devalues against the NIS and/or DKK.

Israeli courts might not enforce judgments rendered outside of Israel.

We are incorporated in Israel. All our executive officers and directors are non-residents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any such persons. It may also be difficult to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel. However, subject to certain time limitations, Israeli courts may enforce U.S. final executory judgments for liquidated amounts in civil matters obtained after due trial before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) which enforces similar Israeli judgments, provided that the requisite procedural and legal requirements are adhered to.

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

In the past, our share price has declined, including during periods of uncertainty in global economic conditions, and we may be affected by, among others, downturn in economic conditions. We cannot assure you that our share price will remain stable or not decline in the future.

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

We will be a passive foreign investment company, or PFIC, if 75% or more of our gross income in a taxable year, including our pro-rata share of the gross income of any company, U.S. or foreign, in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is passive income. Alternatively, we will be considered a PFIC if at least 50% of the value of our assets in a taxable year, quarterly averaged over the year and determined either based on fair market value or adjusted bases  and including our pro-rata share of the assets of any company in which we are considered to own, directly or indirectly, 25% or more of the shares by value, is attributable to assets that produce or are held for the production of passive income. If we were to be a PFIC, and a U.S. Holder does not make an election to treat us as a "qualified electing fund", or QEF, or a "mark-to-market" election, "excess distributions" to a U.S. Holder, and any gain recognized by a U.S. Holder on a disposition or our ordinary shares, would be taxed in an unfavorable way. Among other consequences, gains recognized by the U.S. Holder on the sale of our shares would be allocated pro-rata over the U.S. Holder’s holding period for the shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or the highest rate in effect for corporations, as appropriate for that taxable year, and certain "interest" charges may apply. In addition, our dividends, to the extent that they constitute "excess distributions", would be taxed in the same manner as gain on the sale or other disposition of our shares, rather than the 20% maximum rate applicable to certain dividends received by an individual from a "qualified foreign corporation". The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to the determination of PFIC status. In addition, under the applicable statutory and regulatory provisions, it is unclear whether we would be permitted to use a gross loss from sales (sales less cost of goods sold) to offset our passive income in the calculation of gross income.

As a result of our substantial cash position, there is a substantial risk that we will be classified as a PFIC under the asset test described above. There can be no assurance that we will not be classified as a PFIC by the U.S. Internal Revenue Service. In light of the uncertainties described above, no assurance can be given that we will not be a PFIC in any year. A U.S. Holder who makes a QEF election is taxed currently on such holder's proportionate share of our earnings, including both ordinary income and net capital gain. If the IRS determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, however, it might be too late for a U.S. Holder to make a timely QEF election, unless the U.S. Holder qualifies under the applicable Treasury regulations to make a retroactive (late) election. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to exceptions for U.S. Holders who made a timely QEF or mark-to-market election, or certain other elections. We do not currently intend to prepare or provide the information that would enable you to make a Qualified Electing Fund election. Accordingly, our shareholders are urged to consult their tax advisors regarding the application of PFIC rules.

General Risk Factors

We may be affected by global economic trends such as recession, rising inflation, rising interest rates, economic slowdown, etc.

       Recent inflation, geopolitical issues, including hostilities which could break out between China and Taiwan in the future, the war in Gaza and threats from Hezbollah in Lebanon and the Houthis in Yemen, increases in energy costs, high interest rates, unstable global conditions and changes in currency exchange rates have led to global economic instability. Such changes, and their impact on the global macro-economic environment, may adversely affect our business, operating results, and financial condition.

Despite the recent steady decrease, inflation rates remain high relative to previous years in the markets in which we operate which may lead us to experience higher operating costs, as well as a decrease in demand. Our suppliers may raise their prices and, in the competitive markets in which we operate, we may not be able to make corresponding price increases to preserve our gross margins and profitability due to market conditions and competitive dynamics. Additionally, should we attempt to increase the price of any of our products, such increase may not be accepted by our customers. Further, high interest rates, and any additional increases in interest rates, may lead our customers, to experience higher financing costs, which may, in turn, negatively impact on investment decisions relating to networking infrastructures, thereby adversely affecting our business, financial condition and results of operations. In the event of a global recession or certain other economic conditions we may be forced to materially reduce our expenses. As a result, we may have difficulty achieving continued profitability during a protracted slowdown.

It is difficult to make accurate forecasts regarding our revenues for the near term. This is due to a challenging mixed-signal environment that is impacted both by the global economic slowdown and the continuing effects of the loosening of the supply chain (which has followed a long period of global component shortages, which resulted in customers building up significant inventories). The reversal of supply chain tightness, has resulted on occasion and may continue to result in customers drawing on their existing inventory stock and cancelling or postponing open purchase orders, which could negatively affect our revenues. In addition, the negative effects of such trends could be exacerbated, for example, if we are unable to sell parts of our inventory, and/or in the event that component market prices fall below book value of inventories we hold, resulting in losses, due to devaluation of such held inventories. This could have an adverse effect on our costs and results of operations.

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

The markets for our products are characterized by rapidly changing technology and evolving industry standards. For example, the migration to higher line rate Ethernet solutions, the adaptation of new bus interfaces and increased use of emerging technologies such as Cloud, Virtualization, NFV, SD-WAN and 5G , may cause some of our customers to demand such new products and technologies. In the event that such customers decide to begin using new technologies, we may not be able to develop products for the new technologies in a timely manner. Such customers may also select competing products despite our ability to develop products incorporating new technologies. For example, with the shift towards running applications in the Cloud we anticipate that the demand will grow for add-on adapters and products which address the challenges presented by the Cloud, such as a switch in every server, hardware acceleration, power, heat and space limitations in such environments, which increase the need for essential building blocks in generic servers, which can potentially be served by our products. Another example is related to the NFV, SD-WAN, and 5G market sectors, in which our CPE/EDGE (as defined below), as well as our networking, offloading and acceleration related FPGA solutions may have significant demand. While we have announced the securing of several Design Wins relating to such aforementioned solutions, there is no assurance that our customers will continue to buy such solutions from us or that we will be able to generate significant sales in these areas in the long run. If we do not generate significant sales in these areas we may accumulate unusable inventory which can be used only with older technologies. We intend to continue investing in product and technology development. Although we expect growing sales in our new market segments, there can be no assurance that we will continue to be successful in the marketing of our current products and in developing, manufacturing and marketing enhanced and new products in a timely manner. Any decrease in the price of, or demand for, any of our products or solutions could have a material adverse effect on our business, results of operations and financial condition.

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

In the Smart Cards products sector, our competition is fragmented and differs with respect to the specific solution being offered by us. In this sector, Marvel, Nvidia, Netronome, Napatech, Molex, Lanner and Caswell compete with certain of our Smart Cards. In some cases of FPGA based cards, Intel and AMD also compete with our Smart Cards, however, similarly to the Server Adapters space, they target mostly the larger accounts and only with mainstream products, while for other accounts they cooperate with us.

In the Smart Platforms products sector, our main competitors are Caswell, Lanner, Advantech and Nexcom.

There may be other solutions which might also compete with our products. We cannot guarantee that our present or contemplated products will continue to be distinguishable from those of our competitors or that the marketplace will find our products preferable to those of our competitors. Furthermore, there can be no assurance that competitive pressures will not result in price reductions that could materially adversely affect our business, results of our operations and financial condition.

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

We conduct extensive research, development and engineering activities. Our efforts emphasize our view of the importance of and the need for the development of new products, cost reduction of current products, and enhancement of existing products in response to rapidly changing customer preferences, technologies, and industry standards. We cannot guarantee the continued success of our efforts, or that our products will continue to be widely accepted by the marketplace or that any of our ongoing development efforts will result in other commercially successful products, that such products will be released in a timely manner or at a competitive price, or that we will be able to respond effectively to technological changes or new product announcements by others. Additionally, this may be exacerbated due to the spread of global pandemics, as detailed above, due to some of our employees being infected or quarantined along with any periodically imposed lockdowns and travel limitations or by a call-up of some of our employees to reservist military duty. Such difficulties along with a material delay in our ability to release new products, may have a material adverse effect on our business, results of operations and financial condition.

Our short lead time of customer orders introduces uncertainty into our revenues and severely limits our ability to accurately forecast future sales.

Our sales are made on the basis of purchase orders placed from time-to-time pursuant to Design Wins which create long-term pressures on us to prepare sufficient inventory to meet purchase orders for which our customers typically require a short lead time. The unpredictability of whether customers will place the expected volume of purchase orders, or whether they will defer previously made purchase orders, creates uncertainty. The tension between the long lead time required for us to prepare our inventory and production facilities and the short lead time typically required in firm purchase orders introduces uncertainty into our revenue and production forecasts and business planning, and leads to our inability to accurately forecast future revenues from product sales. As a result, even dramatic fluctuation in revenue (whether an increase or decrease) might not be detected until the very end of a financial quarter, which may not enable us to monitor and mitigate costs in a timely manner in order to compensate for such fluctuation.

The fluctuations in components' lead time and price may adversely affect our business.

In recent years, the market for electronic components, which we typically use in our products, has been demonstrating fluctuations in lead time and prices. Such fluctuations are led by some of the world’s leading vendors for such components and there is a risk that such fluctuations will impact our ability to deliver products to our customers or to maintain our margins on such products, should they affect components for which we cannot find a replacement in a timely manner or at a competitive price, and this may have an adverse effect on our business. Delays in lead time and fluctuations in price, may be further exacerbated by the periodic effects of other events over which we have no control, such as any hostilities which could break out between China and Taiwan in the future, or the war in Gaza.

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

Capitalized development projects may be cancelled and written-off due to a change in our strategy (such as that which occurred in 2023 where we discontinued two non-core programs as part of our new 5-year strategic plan), or due to our being unsuccessful in the market, or to other related triggers. Such cancellations may result in a significant one-time adverse effect on our results of operation.

The loss of a significant customer may have a material adverse effect on us.

We depend on a small number of customers for our products. Our top 3 ultimate customers in 2023 accounted for approximately 38% of our revenues in 2023 (out of which our top ultimate customer accounted for approximately 22% of our revenues in 2023). We expect that a small number of customers will continue to account for a significant portion of our revenues for the foreseeable future. Loss or cancellation of business from, significant changes in deliveries to, or decreases in the prices of products sold to, one or more of our key customers has, in the past, significantly reduced our revenues for a reporting period and could, in the future, harm our business, margins, results of operations, and financial condition.

The loss or ineffectiveness of any of our key customer relationships or a reduction of purchase orders by such customers may have a material adverse effect on our operations and financial results.

Our sales and marketing strategy includes development and maintenance of strategic relationships with leading OEMs in the server industry and server-based systems industry, as well as with leading Cloud, Telco and service provider customers, which integrate our products into their own systems, or deploy our products in their network. These customers are not within our control, are not obligated to purchase our products, and may select other products that may compete with our lines of products or shift their focus towards other product lines altogether. A reduction in sales efforts or discontinuance of sales of our products by our OEM customers, and/or the reduction in or discontinuance of deployments by our Cloud, Telco, or service provider customers, could lead to reduced sales and could materially adversely affect our operating results. In addition, there is the risk that our customers would build up inventories in anticipation of a growth in sales or deployments. If such growth does not occur as anticipated, such customers may draw down heavily on such built-up inventories, rather than continuing to purchase from us at previous rates, resulting in a substantial decrease in the number of products ordered in subsequent quarters or potentially the discontinuance of product orders altogether. The termination or loss of either one or more of our key customer relationships at approximately the same time, without being able to compensate this loss with sales to other customers, may have a material adverse effect on our operations and financial results.

Our business may be adversely impacted by risks arising from a widespread outbreak of an illness or any other communicable disease, or any public perception of the risks, related to a pandemic or other health crisis, similar to the COVID-19 pandemic.

Over four years after the World Health Organization declared COVID-19 a pandemic, COVID-19 and its variants have caused and may continue to cause waves of increased infections which may adversely impact economic activity. The extent to which a pandemic may ultimately impact our business will depend on future developments, which are highly uncertain and cannot be predicted, such as the geographical spread, duration of the outbreak, and the effectiveness of actions taken in Israel, the United States and other countries, to contain and treat the disease and address its impact. We, our suppliers and other business partners may experience significant impairment of business activities due to operational shutdowns or suspensions that may be requested or mandated by national or local governmental authorities or self-imposed by us, our suppliers or other business partners. We cannot predict whether, for how long, or the extent to which a pandemic and pandemic containment efforts may disrupt our supply chain and/or operations.

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

Our investment portfolio currently consists of debt securities which the Company classified on December 31, 2023, as "held-to-maturity." As of December 31, 2023, we hold approximately US$ 24.6 million in corporate debt securities and government debt securities.

Due to possible significant disruptions in the financial and credit markets, the debt securities in our portfolio are subject to a possible increased risk of default due to bankruptcy, lack of liquidity, operational failure, or other factors affecting the issuers of those securities. In addition, securities in our portfolio are subject to other risks, such as credit, liquidity, market and interest rate risks, which may be exacerbated by market disruptions, and which may impair the assets. We may be required to adjust the carrying value of our investment securities due to a default, lack of liquidity or other event. For that matter we are required to use of forward-looking information to calculate credit loss estimates.

 As of December 31, 2023, we were not required to adjust the carrying value of our investment securities. If we do experience such a loss, it will be recorded in our consolidated statement of operations, which could materially adversely impact our consolidated results of operations and financial condition.

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

The long-term consequences of the war between Israel and Hamas are currently unknown but may also impact our supply chain and expenses due to, for example, the possibility of certain countries severing diplomatic relations or imposing trade boycotts on Israel. We may incur additional expenses, adverse effects on sales, or experience delays in our supply chain and operations, as a result.

The impact of the current war in Ukraine and sanctions on Russia and Belarus is that we have ceased to do business with such sanctioned countries.

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

Although we have not, to date, been the victim of any cybersecurity incidents, a significant invasion, interruption, destruction, or breakdown of our information technology systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We are subject to laws and regulations governing the collection, use and transmission of personal information. As the legislative and regulatory landscape for data privacy and protection continues to evolve around the world, there has been an increasing focus on privacy and data protection issues that may affect our business, including the GDPR, and other laws and regulations governing the collection, use, disclosure and transmission of data. We could also experience business interruption, information theft, legal claims and liability, regulatory penalties and/or reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage either internally or at our third-party providers. Our systems may be the target of malware and other cyber-attacks. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing the compromise and/or disruption of our information technology systems and related data. Additionally, this may be exacerbated due to any new circumstances where our employees are required to work from home and remotely access our IT networks.

We are affected by worldwide downturns in industries based on technology.

The volatility in the securities markets and its effect on high-technology companies may have a ripple effect on our performance. For example, we were affected by the downturn in the economic markets which began in 2008, posing a risk to industries based on technology as well as the overall economy. There can be no assurance that our results will not be affected on a going forward basis by any economic downturns, including any  downturn to the global economy resulting from the current geopolitical volatility.

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

\In December 2014, we purchased all of the share capital of Fiberblaze A/S (now Silicom Denmark (Fiberblaze A/S)), a provider of high-performance application acceleration solutions for the mobile, telecommunication, network monitoring, cyber security, financial and related industries ("Fiberblaze").

In September 2015, we, together with our wholly owned subsidiary, Silicom Connectivity Solutions, Inc., purchased the assets of ADI Engineering, Inc. ("ADI"), a US company which provides Intel®-based products targeted at SDN, NFV, IoT ('Internet of Things'), Cloud computing and Virtualization.

On July 1st, 2022, Mr. Shaike Orbach, the Company's President and Chief Executive Officer for the past 21 years, became Executive Vice Chairman of the Board of Directors, and Liron Eizenman, who served as the Company's Chief Operating Officer, took over as the Company's new President and Chief Executive Officer.

Principal capital expenditures and divestitures

From January 1, 2023, to December 31, 2023, our capital expenditures totaled to approximately US$ 1,276  thousand (compared to US$ 2,120 thousand during 2022 and US$ 2,475 thousand during 2021), of which approximately US$ 1,162  thousand (compared to US$ 1,993 thousand during 2022 and US$ 1,811 thousand during 2021) can be attributed to machinery and equipment, and approximately US$ 114 thousand (compared to US$ 127 thousand during 2022 and US$ 664 thousand during 2021) can be attributed to office furniture and equipment and leasehold improvements. We have financed our capital expenditures from our available internal resources and expect to continue to finance our capital expenditures in a similar manner in 2024.

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

Our products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Products

Our products are comprised of:

(i)
Server network interface cards (Server Adapters) - These adapters are used mostly in networking appliances which are used both in the Cloud (including public cloud and On Premise cloud) and in the Edge.

(ii)
Smart Cards - Intelligent and/or programmable cards, with features such as encryption, acceleration, data compression, redirection and switching, packet processing, time stamping, packet capture solutions, ultra-low latency solutions, and other offloading features. These products are used mostly inside servers which are a part of Cloud, Telco and Enterprise Data centers or at the Edge.

(iii)
Smart Platforms - (Edge Products) - including virtualized Customer-Premises Equipment (vCPE) and universal Customer-Premises Equipment (uCPE) (together, "CPE"), Edge devices for SD-WAN, SASE, Telco dedicated routers and NFV deployments.

Server Adapters

We have developed a line of products for the server networking industry, which facilitates interaction between servers and switches, allowing them to communicate with each other through a larger number of ports and with higher performance than their original manufacturer designed capabilities. Our designs have resulted in powerful products that allow server-based systems to fully exploit the high-speed potential of 1/10/25/40/100/200/400 Gigabit Ethernet. The products have either one, two, four, six, or eight ports, which plug into servers which need to have such capabilities. Some of these products include bypass functionality which allows continuation of traffic even when the server carrying the card is failing.

Smart Cards

Our Smart Card products include smart server adapters such as: (a) redirector and switching cards, with and without x86 CPU (b) encryption and data compression hardware acceleration cards, (c) FEC (Forward Error Correction) acceleration and offloading cards, and (d) FPGA based cards.

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

Our FPGA based cards are divided between two families of cards, based on the world’s largest providers of such FPGA components: AMD and Intel. Our AMD based cards are sold mostly in the Packet Capturing market and towards the High Frequency Trading market, or HFT market. For the Packet Capture market, we sell cards which include our IP for Packet Capturing. For the HFT market we sell mostly “naked” cards which do not include any software code other than the code which is required by our customers in order to add their own code to the cards. For some of our AMD based cards, we provide a framework which we call Packet Mover. Such framework allows the customer to add to the FPGA its own application, while the various interfaces are already a part of the framework, providing optimized solutions for low latency, throughput and speed. Our Intel based FPGA cards are a result of a close relationship with Intel over the past few years, during which we have engaged in co-development and co-marketing activities with Intel. As a result of such cooperation, we now have a variety of Intel based FPGA Smart Cards addressing mostly the cloud and data center infrastructure market. Such cards include Standard NIC on top of the FPGA making them especially suitable for these markets.

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

On February 1, 2024, we issued a press release on form 6-K announcing our 2023 results and that the Board had approved a strategic 5-year plan.

On August 16, 2023, we issued a press release on form 6-K announcing that we launched a new line of advanced high-end Edge platforms together with a major design win and initial US$ 3.5 million order.

On July 6, 2023, we issued a press release on form 6-K announcing that we launched a new product line of Edge AI products in partnership with Hailo, a leading artificial intelligence chipmaker.

On May 15, 2023, we issued a press release on form 6-K announcing that we were selected to develop an innovative Edge Networking product by a leading US-based provider of enterprise telecommunications services and that the customer has already placed initial orders totaling approximately US$ 5 million.

On April 24, 2023, we issued a press release on form 6-K announcing that we secured two NIC Design Wins, one for an advanced encryption offload acceleration card, and the other for an FPGA-based SmartNIC, from a Tier 1, US-based cybersecurity vendor. Both Design Wins will be ramping up during the second half of 2023, and mass deployment will begin in 2024.

Principal Markets

The principal markets in which we compete are set forth more particularly in, and are incorporated by reference to Note 13A to the consolidated financial statements set forth in Item 18 of this annual report. In 2021, 2022 and 2023 approximately, 70%, 72% and 85%  of our sales, respectively, were in North America, 23%, 23% and 13% of our sales, respectively, were in Europe, and 7%, 5% and 2% of our sales, respectively, were in Asia-Pacific. Our main business is not seasonal, and we believe that there are sufficient sources and raw materials available to sustain it.

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

We seek to monitor quality with respect to each stage of the production process including, but not limited to, the selection of component suppliers, warehouse procedures and final testing, packaging, and shipping. We have been certified as complying with "ISO-28001:2022", "ISO 9001:2015", "ISO 27001:2013", and "ISO 14001:2015", which are the standards used in our industry. We believe that our quality assurance procedures have been instrumental in achieving a high degree of reliability for our products. We intend to continue to maintain and improve the efficiency of such procedures.

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

Marketing Channels

The principal market sectors for our products are:

(i)	Providers of applications on Network appliances, including mostly SD-WAN, Cyber Security and Application Delivery applications;

(ii)	Telcos / Carriers / service providers deploying CPEs/Edge for SD-WAN, SASE and NFV;

(iii)	Mobile Operators/Telcos/Carriers deploying Telco routers and 4G/5G infrastructure;

(iv)	The "Cloud".

Our main business model for our line of products is called the Design Win Model. The following are the main aspects of this model:

•	We approach a potential customer or are approached by such customer.

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

For all of our Server Adapters and for some of our Smart Cards and Smart Platforms, our sales and marketing have been mostly carried out through a network of strategic relationships with leading OEMs that sell our products, generally as a part of their systems and sometimes under their own private labels. Our current OEM customers are mostly active in the SD-WAN market, Cyber Security market, Data Storage market, Application Delivery market, Traffic Management market, Network Monitoring market, WAN Optimization market and other server-based applications markets. Our OEM customers sell their products to Telcos, Governments, Enterprises (headquarter and branch) and to Data Centers (regular and virtualized, including to the Cloud). Our strategy of carrying out strategic relationships with OEM customers continues to be a significant part of our strategy. We believe that these relationships enable us to take advantage of the superior financial resources and market presence of these companies to increase our sales and establish, maintain and strengthen our position and reputation in the market. In addition, we believe that relationships with OEMs improve access to new technologies developed by such OEMs, thereby ensuring smooth integration of our products and technology with those of the OEMs.

In addition, due to the trends that we see in our industry, including primarily the shift to the Cloud and the trend of Disaggregation (non-proprietary standards that allow separate parts of the network to be purchased separately) and Decoupling of Hardware and Software, we are now implementing an additional marketing strategy which involves our direct sales to major Telcos, Cloud players, and service providers. In some cases, such sales involve a relationship with an independent software vendor, which is the case in most of our SD-WAN Edge Platforms sales.

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

The loss of some of our customers, or any single key customer, may have a material adverse effect on our operations and financial results and we cannot assure you that we will be able to enter into strategic relationships with any such customer in the future. Payment terms of our customers are, on average, approximately 90 days net. Approximately 95% of our international sales are denominated in U.S. Dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions and changes in tariffs and freight rates. We have experienced no material difficulties to date as a result of these factors.

Our arrangements with our customers (and distributors and resellers when applicable) are generally non-exclusive. We have generally experienced good relations with our customers and are not aware of any pending material terminations other than with respect to products that newer technologies have eliminated the need for.

Our customers, distributors and resellers are not under our control. They are not obligated to purchase products from us and may use or represent other lines of products. A reduction in sales effort or discontinuance of sales of our products by our customers could lead to reduced sales and could materially adversely affect our operating results. In addition, our business model also entails the risk that our customers will build up inventories, either in anticipation of a growth in deployments or sales, or as a result of a tighter global supply chain incentivizing customers to build up significant inventories. If such growth does not occur as anticipated, or if customers have built up significant inventories, these customers may substantially decrease the number of products ordered from us in subsequent quarters, as they draw down on accrued inventories, discontinue product orders, or even attempt to return unused or unsold products. The loss of a major or key customer or group of customers, a loss or ineffectiveness of some of our relationships at approximately the same time, or a customer’s shift of its business focus away from the solutions that we had previously sold towards solutions in areas in which we do not operate, may have a material adverse effect on us.

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

For additional information regarding the risks to the Company with respect to patents and other intellectual property rights see the risk factor entitled “We may not be able to protect our intellectual proprietary rights” under Item 3.D. – “Risk Factors.”

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

With respect to Server Adapters, our main competitors are Nvidia, Intel, and Broadcom. However, these companies seem to be targeting mostly major accounts with their somewhat limited offering of standard cards and rarely offer customized solutions. We target accounts of all sizes with a broader product offering with various interfaces and form factors while providing very fast and efficient path to customized solutions required by customers. Although the situation may change in the future, we believe that our competition in areas which are not being pursued by the large companies, is less significant.

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

In the Smart Platforms products sector, our main competitors are Caswell, Lanner, Advantech and Nexcom. We believe that we provide a fast and efficient path to customized Smart Platforms frequently required by customers, which coupled with our well established technical and business relationships with Intel (the major supplier of the main building block of these Smart Platforms’ X86-based CPUs), provides us with an advantage over our main competitors in this area.

Governmental Regulation Affecting the Company

We are affected by the terms of research and development grants we have received from the IIA.

Under the R&D Law, research and development programs approved by the Research Committee of the IIA (the “Research Committee”) are eligible for “Benefits” which include grants, loans, exemptions, discounts, guarantees and additional means of assistance, but with the exclusion of purchase of shares, provided under various tracks promulgated by the Council body (the “Tracks”). Most Tracks require the repayment of the Benefits in the form of the payment of royalties from the sale of the product developed or provision of related services, in accordance with the published Track guidelines and subject to other restrictions. Once a project is approved, the IIA awards grants generally of up to 50% of the project’s expenditures in return for royalties, usually at the rate of 3% of sales of products developed with such grants. For projects approved after January 1, 1999, the amount of royalties payable was up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR or other applicable interest rate, such as the 12 month Secured Overnight Financing Rate (SOFR) rates, as published on the first trading day of the year by the CME Group (or any other institution authorized by the Federal Reserve).

The terms of these grants prohibit the manufacture outside of Israel of the product developed in accordance with the program without the prior consent of the Research Committee. Such approval is generally subject to an increase in royalty rates, as well as in the total amount to be repaid to the IIA to between 120% and 150% of the amount granted, depending on the extent of the manufacturing that is conducted outside of Israel.

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

The know-how from the research and development and any derivatives thereof cannot be transferred to non-Israeli third parties without the approval of the Research Committee, whose approval is generally contingent on payment of a significant penalty of up to six times the dollar-linked grant amount plus LIBOR or other applicable interest rate (such as the SOFR) and minus any royalties paid, subject to depreciation in accordance with the published rules. Such restriction does not apply to exports from Israel of final products developed with such technologies.

The approval of out-licensing arrangements and other arrangements for granting of an authorization to an entity outside of Israel to use know-how developed under research and development programs funded by the IIA and any derivatives thereof is generally subject to payment of a “License Fee” to the IIA, at a rate that will be determined by the IIA in accordance with the IIA’s Licensing its rules, of up to six times the dollar-linked amount plus LIBOR or other applicable interest rate (such as the SOFR) and minus any royalties paid, subject to depreciation.

In addition, we receive certain tax benefits and reduced tax rates from the Israeli government due to our status as a “Preferred Technological Enterprise” under the Law for the Encouragement of Capital Investments-1959, as amended. See “Item 10.E. – Additional Information – Taxation.” The entitlement to these benefits is conditional upon our fulfillment of the conditions stipulated by the law and the regulations promulgated thereunder. In the event of failure to comply with these conditions, the benefits could be canceled, and we would be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences and interest.

Our total outstanding contingencies in respect of IIA or IIA royalty-bearing participations received or accrued, net of royalties paid or accrued before interest, amounted to approximately US$ 2,960 thousand as of December 31, 2023, which are attributable to sales of certain discontinued products. As of the date of this annual report, all of our IIA programs have been closed per our request. We are not anticipating any sales of our products developed with IIA funding and accordingly do not expect to be required to pay any royalties to the IIA. In the unlikely event we do sell products developed using IIA funding, we will be required to pay royalties to the IIA as set forth in the R&D Law and directives published by the IIA.

C.          Organizational Structure

We have the following two wholly owned subsidiaries:

•	Silicom Connectivity Solutions, Inc. – a private company incorporated in the United States; and

•	Silicom Denmark (Fiberblaze A/S) – a private company incorporated in Denmark.

D.          Property, Plant and Equipment

We do not own any real property, but we lease property at six locations. Our manufacturing plant and additional storage space are located in two locations in Yokne’am, Israel, , our executive offices are located in Kfar Sava, Israel, our marketing and sales offices are located in our Kfar Sava, Israel, in Søborg, Denmark, and in Paramus, New Jersey, the United States, and our research and development facilities are located in Kfar Sava, Israel, in Søborg, Denmark, and in Charlottesville, Virginia, the United States.

Our executive offices in Kfar Sava are approximately 2,000 square meters in size. The remaining lease period is approximately one year, ending February 28, 2025. Our monthly rental payments for this office space (which include various maintenance services) are equal to approximately US$ 51,100.

We have conducted our manufacturing in Yokne’am, Israel since 2000.

In March 2020, we entered into a lease agreement for the lease of an approximately 4,000 square meter manufacturing facility, as well as an approximately 360 square meters of storage space, in Yokne’am, Israel, for a period of up to 120 months. The monthly rental payments (which include various payments including maintenance services) will vary during the remaining lease period from between approximately US$ 71,300 to approximately US$ 79,400

In September 2022, we entered into a lease agreement for the lease of approximately 670 square meters of storage space in Migdal Ha’emek, Israel, for a period of 60 months. This agreement was terminated effective as of February 29, 2024.

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

In addition, we lease office space of approximately 1,800 square meters in Søborg, Denmark. The term of the lease agreement expires on November 1, 2025. The lease can be terminated by a six-month advanced notice to the landlord. The monthly rental payment (including maintenance services) for this space is approximately US$ 20,000.

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

Item 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

Overview

Silicom was incorporated in Israel and commenced operations in 1987. We are currently engaged in the design, manufacture, marketing and support of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, our solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge. In 2021,2022 and 2023 we recorded sales from all of our networking and data infrastructure solutions of approximately,  US$ 128.5 million, US$ 150.6 million and US$ 124.1 million respectively. We primarily sell our products to major Cloud players, service providers, telcos and OEMs and, to a lesser extent, through independent distributors (on a non-exclusive basis).

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

Year Ended December 31,	2021	2022	2023
Sales	100%	100%	100%
Cost of sales	65.4	65.5	76.9
Gross profit	34.6	34.5	23.1
Research and development expenses	15.6	13.7	16.6
Sales and marketing expenses	5.1	4.6	5.6
General and administrative expenses	3.6	3.0	3.4
Impairment of goodwill	-	-	20.6
Operating Income	10.2	13.2	(23.1)
Financial income, net	(0.1)	1.6	1.1
Income (loss) before income taxes	10.0	14.9	(22.0)
Income tax expenses (benefit)	1.8	2.8	(0.7)
Net Income (loss)	8.2	12.2	(21.3)

Sales in 2023 decreased by 17.6% to US$ 124,131 thousand compared to US$ 150,582 thousand in 2022, reflecting mainly two major headwinds that impacted our business during the second half of the year. The first one is a result of customers’ excess inventories built up during a period of supply chain uncertainty that started with Covid and continued with a long period of electronic component shortages. The second one is the global economic slowdown and high interest rates leading to longer decision-making processes on new projects and slower investment and implementation of existing infrastructure projects.

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

Gross profit in 2023 was US$ 28,689 thousand compared to US$ 51,956 thousand in 2022. Gross profit as a percentage of sales in 2023 was 23.1%, compared to 34.5% in 2022. The lower gross profit percentage in 2023 compared to 2022 was mainly attributed to: (i) a US$ 5.3 million impairment of intangible assets, (ii) changes in the mix of products that we sold in 2023, on which our gross profit is largely dependent. Gross profit was also affected by, among other factors, write-downs of inventory made with respect to any slow moving or obsolete inventory that we can no longer use; the inventory write-downs as a percentage of sales in 2023 increased to 5.2% (of which 3.5% (US$ 4.3 million) is attributed to a one-time write-down of inventory related to an impairment of intangible assets), compared to 2.0% in 2022.

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

Research and development expenses in 2023 increased by 0.4% to US$ 20,638 thousand compared to US$ 20,563 thousand in 2022. This increase was mainly attributed to a decrease in the capitalization of internal software development costs which amounted to US$ 1,092 thousand in 2023, compared to US$ 2,547 thousand in 2022, as offset by a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which amounted to approximately US$ 1,118 thousand.

Research and development expenses in 2022 increased by 2.3% to US$ 20,563 thousand compared to US$ 20,091 thousand in 2021. This increase was mainly attributed to a decrease in capitalization of internal software development costs in the amount of US$ 2,547 thousand in 2022, compared to US$ 3,562 thousand in 2021, as well as an increase in the share-based compensation which amounted to approximately US$ 1,454 thousand in 2022, compared to US$ 1,011 thousand in 2021, as offset by a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which amounted to approximately US$ 1,018 thousand.

Sales and marketing expenses in 2023 decreased by 0.8% to US$ 6,935 thousand compared to US$ 6,990 thousand in 2022. This decrease was mainly attributed to a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our sales and marketing expenses are incurred in New Israeli Shekels and Danish Krone) which amounted to approximately US$ 329 thousand, as offset by our continued investment in the promotion of our networking and data infrastructure solutions, expanding our customer base and product offering, which contributed approximately US$ 301 thousand.

Sales and marketing expenses in 2022 increased by 5.9% to US$ 6,990 thousand compared to US$ 6,599 thousand in 2021. This increase was mainly attributed to our continued investment in the promotion of our networking and data infrastructure solutions, expanding our customer base and product offering, which contributed approximately US$ 484 thousand, as well as to an increase in the share-based compensation which amounted to approximately US$ 774 thousand in 2022, compared to US$ 697 thousand in 2021, as offset by a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our sales and marketing expenses are incurred in New Israeli Shekels and Danish Krone), which amounted to approximately US$ 170 thousand.

General and administrative expenses in 2023 decreased by 5.5% to US$ 4,229 thousand compared to US$ 4,477 thousand in 2022. This decrease was mainly attributed to a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels and Danish Krone) which amounted to approximately US$ 652 thousand, as offset by an increase in payroll related expenses attributed to general and administrative activity, which amounted to approximately US$ 359 thousand.

General and administrative expenses in 2022 decreased by 3.5% to US$ 4,477 thousand compared to US$ 4,641 thousand in 2021. This decrease was mainly attributed to a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels and Danish Krone) which amounted to approximately US$ 228 thousand, as offset by an increase in payroll related expenses attributed to general and administrative activity which amounted to approximately US$ 28 thousand,  as well as to an increase in the share-based compensation, which amounted to approximately US$ 710 thousand in 2022, compared to US$ 674 thousand in 2021.

Impairment of goodwill - as of the end of 2023 we deemed our entire goodwill in the amount of US$ 25,561 thousand impaired, and recorded an impairment charge of US$ 25,561 thousand, compared to no impairment of goodwill in 2022.

Financial income, net in 2023 amounted to US$ 1,372 thousand compared to financial income, net of US$ 2,464 thousand in 2022. The change is mainly attributed to a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone, which created net financial income in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as Danish Krone) of US$ 163 thousand in 2023 compared to financial income of  US$ 2,308 thousand in 2022, as offset by an increase in income from investment in marketable securities and bank deposits, which was attributed to an increase in funds available for investment, and which amounted to US$ 1,254 thousand in 2023 compared to US$ 230 thousand in 2022.

Financial income, net in 2022 amounted to US$ 2,464 thousand compared to financial expenses, net of US$ 152 thousand in 2021. The change is mainly attributed to a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone, which created net financial income in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as Danish Krone) of US$ 2,308 thousand in 2022 compared to financial expenses of US$ 1,031 thousand in 2021, as offset by a decrease in income from investment in marketable securities and bank deposits, which was attributed to a decrease in funds available for investment, and which amounted to US$ 230 thousand in 2022 compared to US$ 927 thousand in 2021.

In 2023 we recorded current income tax expenses of US$ 1,122 thousand and deferred income tax benefit of US$ 1,885 thousand compared to current income tax expenses of US$ 2,963 thousand and deferred income tax expenses of US$ 1,178 thousand in 2022. The decrease in our current income tax expenses was mainly attributed to a decrease in our income and the resulting taxable income. The change in the deferred income taxes was mainly attributed to the following factors:  (i) deferred income tax benefit related to acquired goodwill, which amounted to US$ 382 thousand in 2023 compared to deferred income tax expenses in the amount of  US$ 1,511 thousand in 2022, (ii) deferred income tax benefit relating to intangible assets, which amounted to US$ 150 thousand in 2023 compared to deferred income tax expenses in the amount of US$ 253 thousand in 2022, (iii) an increase in income tax benefit relating to tax loss carryforwards, which amounted to US$ 306 thousand in 2023 compared to 0 thousand in 2022, (iv) deferred income tax expenses relating to research and development costs, which amounted to US$ 315 thousand in 2023 compared to deferred income tax expenses in the amount of US$ 620 thousand in 2022, offset by (v) deferred income tax expenses relating to share-based compensation provided by us to our employees and directors, which amounted to US$ 53 thousand in 2023 compared to deferred income tax expenses in the amount of US$ 36 thousand in 2022. In addition, in 2023 we recorded an income tax benefit relating to prior years in the amount of US$ 126 thousand, compared to an income tax benefit relating to prior years in the amount of US$ 57 thousand in 2022.

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

In 2023 we recorded net loss of US$ 26,413 thousand compared to net income of US$ 18,306 thousand in 2022. The loss was mainly attributed to: (i) US$ 25.6 million impairment of goodwill, (ii) US$ 5.3 million impairment of intangible assets, (iii) a one-time US$ 4.3 million inventory write-off related to impairment of intangible assets, and (iv) a decrease in our activity and sales.

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

As of December 31, 2023, we had working capital of US$ 122,251 thousand and our current ratio (current assets to current liabilities) was 10.49. Cash and cash equivalents as of December 31, 2023 increased by US$ 16,238 thousand to US$ 46,972 thousand, compared to US$ 30,734 thousand as of December 31, 2022. Short-term marketable securities increased by US$ 3,937 thousand to US$ 7,957 thousand, compared to US$ 4,020 thousand as of December 31, 2022, and long-term marketable securities increased by US$ 1,456 thousand to US$ 16,619 thousand, compared to US$ 15,163 thousand as of December 31, 2022. The net increase of US$ 21,631 thousand in these three balance sheet items in 2023 was mainly attributed to the following: positive net cash provided by operating activities in the amount of US$ 31,924 thousand,  as offset by (i) purchase of treasury shares in the amount of approximately US$ 9,320 thousand, (ii) payments in relation to purchase of property, plant and equipment which amounted to US$ 1,122 thousand, and (iii) investment in intangible assets which amounted to US$ 1,092 thousand.

Trade receivables decreased to US$ 25,004 thousand as of December 31, 2023, compared to US$ 27,258 thousand as of December 31, 2022. This decrease was mainly attributed to the decrease in our sales. Other receivables increased to US$ 3,688 thousand as of December 31, 2023, compared to US$ 3,620 thousand as of December 31, 2022.

Trade payables decreased to US$ 4,139 thousand as of December 31, 2023, compared to US$ 15,922 thousand as of December 31, 2022. This decrease was mainly attributed to the decrease in our purchasing of inventory. Other payables and accrued liabilities decreased to US$ 6,668 thousand as of December 31, 2023, compared to US$ 9,641 thousand as of December 31, 2022. This decrease was mainly attributed to a decrease in our employee-related payable benefits.

Inventories decreased to US$ 51,507 thousand as of December 31, 2023, compared to US$ 87,985 thousand as of December 31, 2022. This decrease was primarily the result of a decrease in our inventory purchasing, and a decrease in our inventory level needed to support our customers' orders.

Cash provided by operating activities in 2023 amounted to US$ 31,924 thousand compared to cash used in operating activities in the amount of US$ 4,090 thousand in 2022. The cash provided by operating activities in 2023 was mainly attributed to a decrease in our inventory.

Capital expenditures on property and equipment for the year ended December 31, 2023 were US$ 1,275 thousand, compared to US$ 2,121 thousand as of December 31, 2022.

We have cash and cash equivalents that we believe are sufficient for our present requirements. Furthermore, our cash resources are sufficient to fund our operating needs for at least the next twelve months.

Other Long-Term Liabilities Reflected on the Company's Balance Sheet:

The liability for employee’' severance benefits amounted to approximately US$ 2,672  thousand as of December 31, 2023.

The liability for employee’' severance benefits is calculated on the basis of the latest monthly salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited by us into employee’' manager’' insurance and/or pension fund accounts in respect of severance obligations to such employees, including accumulated income thereon as well as by the unfunded provision reflected on the balance sheet.

While the timing of such obligations cannot be pre-determined, such liability will be removed, either by termination of employment or retirement.

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

As of December 2014, we own or have licenses or similar rights with respect to Silicom Denmark (Fiberblaze A/S), including Silicom Denmark (Fiberblaze A/S’'s high performance OEM hardware platform for Ethernet and network interface product family, registered names and domain name.

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

For additional information regarding the risks to the Company with respect to patents and other intellectual property rights see the risk factor entitled “We may not be able to protect our intellectual proprietary right” under Item 3.D. –“Risk Factors”

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. In each of the three fiscal years from 1999 to 2001, we received grants from the Office of the Chief Scientist, replaced by the IIA, for the development of systems and products. We have received from the IIA up to 30% of certain research and development expenditures for particular projects. Under the terms of Israeli Government participation, a royalty usually at the rate of 3% of sales of products developed from a project funded by the IIA must be paid, beginning with the commencement of sales of products developed with grant funds and ending when a dollar-linked amount equal to 100% of such grants without interest, for projects approved prior to December 2000, and plus interest at LIBOR or other applicable interest rate, for amounts received after that date, is repaid. The terms of Israeli Government participation also place restrictions on the location of the manufacturing of products developed with government grants, which, in general, must be performed in Israel, and on the transfer to third parties of technologies developed through projects in which the government participates. The IIA has previously provided funding in relation to our research and development efforts. As of the date hereof, we have received funding from the IIA in the aggregate amount of approximately US$ 4,388,000 and have paid the IIA an aggregate amount of approximately US$ 1,428,000 in royalties in relation thereto. See “Item 4.B. – Information on the Company – Business Overview – Governmental Regulation Affecting the Company”

In August 2005, we received approval for a US$54 thousand-dollar grant from the Korea-Israel Industrial Research and Development Foundation, or Koril-RDF, in connection with the joint development of a certain product with a Korean company. Under the terms of this grant we are required to repay the amounts received at a rate of 2.5% per year of our gross sales of the product developed with the grant in each such year, until 100% of the grant (and any other sums received from Koril-RDF) are repaid. We received approximately 20%-30% of certain research and development expenditures for two projects in 2003 and 2004. As of January 2006, and to date, our research and development activities have been sponsored and funded by us, and we did not participate in any new encouragement programs or received any additional grants from the IIA or Koril-RDF. We have closed all our IIA funded programs, and do not anticipate having any sales of products funded by IIA grants or be required to pay any royalties to the IIA with respect thereto.

We expect that we will continue to commit resources to research and development in the future. As of March 31, 2024, we had 120 employees engaged primarily in research and development and design activities of which 71 employees were based in Israel, 27 in Denmark and 22 in the U.S. In 2021, 2022 and 2023 our research and development expenses were US$ 20,091 thousand, US$ 20,563 thousand and US$ 20,638 thousand respectively, constituting approximately 15.64%, 13.66% and 16.63% respectively, of our sales.

The increase in our research and development expenses in 2023 compared to 2022 was mainly attributed to a decrease in capitalization of internal software development costs, and amounted to US$ 1,092 thousand in 2023, compared to US$ 2,547 thousand in 2022, offset by a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which amounted to approximately US$ 1,118 thousand.

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

The Disaggregation and Decoupling trends, which started at the Cloud level, continued into the service provider and Telco worlds, where service providers and Telcos have moved towards buying Hardware platforms separately from the Software running on such Hardware platforms, each of which came from a different vendor. This process started with SD-WAN applications, then moved into additional applications through NFV, both of which increasingly utilize Hardware platforms for deployment.

These trends are having a significant impact on us.

The basic Cloud trend is creating a gradual decrease in demand for our Server Adapters as these are sold mostly through appliance vendors which have less need for our products. Such vendors are now forced to sell to the Cloud players, rather than to their traditional end customers, and such Cloud players are now buying from them Software only, rather than a full system comprised of Hardware and Software. Even when the Cloud is a private or On Premise, it is based on standard components with decreasing demand for specialized and customized Server Adapters.

On the other hand, having such standardization increases the demand for our Smart Cards as the standard servers, which constitute the Cloud, need acceleration and offloading in order to increase their performance.

Furthermore, the Disaggregation and Decoupling trends have created significant demand by Service Providers and Telcos for CPE devices used in connection with SD-WAN, SASE, Telco dedicated Routers and NFV, and we are currently seeing the increasing demand for our CPE devices due to that trend.

The sales cycles in the markets for our products are long. Continuous achievement of Design Wins according to the process described above and obtaining new customers is time consuming. However, each Design Win we have achieved and will continue to achieve, may represent an opportunity for sustained long-term revenues once we establish a relationship with a customer.

While we expect our business and products to further develop in the coming years in light of these trends, we are also experiencing other trends which are creating significant headwinds for our business: After several years of supply chain tightness, where demand for our products increased as customers built up inventories, the current loosening of the supply chain has resulted in customers drawing down on accumulated inventory thereby decreasing the level of their purchases from previous years. This inventory depletion process by many of our customers started in 2023 and there is no assurance as to how long it will continue to impact our revenues. Additionally, high global interest rates have disincentivized customers and potential customers from investing in new infrastructure solutions, and as a result, we experience longer than usual sales cycles and slower crystallization of existing Design Wins into hard orders and sales.

As part of our efforts to address these challenges and to take advantage of the cloud, disaggregation and decoupling trends, we have recently announced a 5-year plan in which we have, among other things, ceased certain non-core product lines and are now focusing on our Server Adapter and Edge solution portfolios, along with expanding our sales efforts into a more diversified scale of accounts.

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

Item 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table and notes thereto set forth information regarding our directors and senior management as of March 31, 2024:

Name	Age	Position with Company

Avi Eizenman(1)	66	Active Chairman of the Board
Shaike Orbach(2)	72	Executive Vice Chairman of the Board
Ayelet Aya Hayak(3)	54	Director
Ilan Erez(3)	56	Director
Eli Doron(4)	71	Director
Liron Eizenman(5)	38	President, Chief Executive Officer
Eran Gilad	56	Chief Financial Officer and Company Secretary

(1)	Serving an additional two-year term, commencing as of June 7, 2022.

(2)	Serving an additional three-year term, commencing as of June 14, 2023.

(3)	Serving an additional three-year term, commencing as of June 7, 2022.

(4)	Serving an additional three-year term, commencing as of June 3, 2021.

(5)	Liron Eizenman, who is the son of the active chairman of our board, Avi Eizenman, commenced serving as our President and Chief Executive Officer, on July 1, 2022.

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

Shaike Orbach was our President and Chief Executive Officer from April 2001 until June 30, 2022 and has been a director on our Board since December 2001. On July 1, 2022, Mr. Orbach was appointed Executive Vice Chairman of the Board. Prior to joining our Company, Mr. Orbach was President and CEO of Opgal Ltd., a high-tech subsidiary of Israel's Rafael and El-Op corporations, for a period of four and a half years. Previously, he was General Manager of Edusoft, an Israeli company the shares of which were traded on the NASDAQ National Market (now, the NASDAQ Global Market), and Managing Director of Tecsys Ltd. He holds a B.Sc degree in Mechanical Engineering from the Technion.

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

B.          Compensation

In accordance with the Companies Law, the following table presents information regarding compensation actually received by our five most highly paid office holders during the year ended December 31, 2023. All amounts are in USD, based on the following components:

“Salary and Benefits” include annual salary or service fees paid, payments to the National Insurance Institute, manager’s insurance and pension funds, severance, advanced education funds, basic health insurance, vacation pay, recuperation pay, tax gross-up payments, automobile-related expenses, telephone expenses and benefits and perquisites as mandated by Israeli or applicable law.

“Cash Bonus” includes bonus payments as recorded in our financial statements for the year ended December 31, 2023.

“Equity-based Compensation” includes the expense recorded in our financial statements for the year ended December 31, 2023, with respect to equity-based compensation granted to the executive officers detailed above.

Liron Eizenman – President and CEO. Salary and Benefits $312,308; Equity-based Compensation $764,912.

Avi Eizenman – Active Chairman. Salary and Benefits $579,534; Equity-based Compensation $484,062.

Yotam Levy   – Vice President, Sales & Business Development North America. Salary and Benefits $147,892; Cash Bonus $162,914; Equity-based Compensation $22,826.

Eran Gilad – CFO and Company Secretary. Salary and Benefits $235,605; Equity-based Compensation $97,591.

David Castiel – VP Engineering. Salary and Benefits $234,897; Equity-based Compensation $97,591.

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or office holder during the year ended December 31, 2023, was US$ 2,871 thousand. The aggregate amount accrued to provide for severance payments to all persons as a group who served in the capacity of director or executive officer as of the year ended December 31, 2023, was US$ 1,040 thousand. The severance terms of our Chief Executive Officer and Chairman of the Board, as previously approved by the audit committee, board of directors and shareholders of the Company, and in accordance with the Amended Executive Compensation Policy of the Company, may entitle them, in certain circumstances, to additional payments. of the

Mr. Liron Eizenman and Mr. Avi Eizenman may also be entitled to cash bonuses by meeting some pre-determined thresholds, and as calculated based on a pre-determined formula set by our Board of Directors, as approved by the annual general meeting of our shareholders for the years commencing in 2017 on June 8, 2016. Mr. Liron Eizenman, Mr. Avi Eizenman annual cash bonuses may not exceed the value of 18 times their monthly salaries, respectively. Mr. Liron Eizenman's and Mr. Avi Eizenman's annual cash bonus formulas were based on achieving one or more of the following thresholds: (i) the Company’s actual annual revenue for each applicable year is 80% or more of the pre-determined budget target for the relevant year; and (ii) the Company’s actual annual operating profit for each applicable year is 65% or more of the pre-determined budget target for the relevant year. The Board of Directors may, in its sole discretion, lower such annual cash bonuses or not pay them in their entirety, if it determines that such a decision is in the best interests of the Company. Furthermore, in accordance with the Company’s recoupment policy, Mr. Liron Eizenman, Mr. Avi Eizenman and Mr. Orbach (in relation to compensation received for his service as the CEO of the company) may be required to reimburse the Company for the cash bonuses (or any part thereof) paid in the previous 3 years, in the event such cash bonuses were based on financial data included in the Company’s financial statements that were found to be inaccurate and were subsequently restated.

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

On October 21, 2013, our board of directors adopted our Global Share Incentive Plan (2013) (the “Plan”). On April 30, 2014, the annual general meeting of our shareholders approved the Plan to qualify for incentive stock options for U.S. tax purposes. The Plan is administered by the board of directors, which determines the number of our ordinary shares available for issuance under the plan, designates the award recipients and types of awards, dates of grant, vesting periods and the exercise price of awards. Under the Global Share Incentive Plan (2013) the Company may grant awards of options, restricted shares, restricted share units (“RSUs”) or other equity-based awards. The board of directors has determined that initially up to a maximum of 500,000 of our ordinary shares are reserved for issuance, subject to certain adjustments, upon the exercise of equity-based awards granted to employees, directors, office holders, consultants and service providers. On January 29, 2018, our board of directors increased the number of our ordinary shares available for issuance under the Plan by 600,000 Ordinary Shares, and on January 27, 2022, our board of directors increased the number of our ordinary shares available for issuance by an additional 750,000 Ordinary. In October 2023, our board of directors approved the extension of our Plan by a further ten years, and increased the number of our ordinary shares available for issuance by additional 375,000 ordinary shares. The awards are non-assignable except by the laws of descent. Certain tax advantages apply to certain of our directors, office holders and employees with respect to equity-based awards granted to them under Plan .

As of December 31, 2016, our compensation committee and board of directors, respectively, have approved the grant of a total of 82,000 RSUs and 209,963 options under the Plan, of which the following were granted to directors and office holders: (a) in 2014 a total of 54,000 RSUs were granted, (b) in 2015 a total of 29,999 options were granted with an exercise price of US$ 26.91, and with an expiration date upon the earlier to occur of: (i) July 28, 2023; and (ii) the closing price of the shares falling below US$ 13.46 at any time after the date of grant (and accordingly all of the unexercised options granted, have expired), (c) in 2016 a total of 29,999 options were granted with an exercise price of US$ 28.38, and with an expiration date upon the earlier to occur of: (i) June 8, 2024, or (ii) the closing price of the shares falling below US$ 14.19 at any time after the date of grant.

In January 2017, our compensation committee and board of directors, respectively, approved a grant under the Plan of a total of (a) 119,925 options and (b) 78,000 RSUs, of which a total of 29,999 options and  54,000 RSUs, were granted to directors and office holders. The options were granted with an exercise price of US$ 39.62, and an expiration date upon the earlier to occur of: (i) January 30, 2025, or (ii) the closing price of the shares falling below US$ 19.81 at any time after the date of grant. Accordingly all of the unexercised options granted, have expired). annual general meeting of our shareholders approved such grants of options and of RSUs granted to directors in their meeting on June 5, 2017.

In April, 2018, our compensation committee and board of directors, respectively, approved the grant under the Plan of a total of 137,010 options under the Global Share Incentive Plan (2013), of which 29,999 options were granted to directors and office holders, with an exercise price of US$ 36.11. Such options were to expire, by their terms, on the earlier to occur of: (a) April 30, 2026, and (b) the closing price of the shares falling below US$ 18.06 at any time after the date of grant. Accordingly all of the unexercised options granted, have expired.

In January 2019, our compensation committee and board of directors, respectively, approved the grant under the Plan of a total of 141,928 options under the Plan, of which 29,999 options were granted to directors and office holders with an exercise price of US$ 33.83. Such options were to expire, by their terms, on the earlier to occur of: (a) January 31, 2027, and (b) the closing price of the shares falling below US$ 16.92 at any time after the date of grant. Accordingly all of the unexercised options granted, have expired.

In January 2020, our compensation committee and board of directors, respectively, approved the grant of a total of 148,426 options and a total of 86,000 RSUs under the Plan, of which 29,999 options and 54,000 RSUs were granted to directors and office holders. The exercise price for the options (per ordinary share) was US$ 32.54. Such options were to expire, by their terms, on the earlier to occur of: (a) June 8, 2028, and (b) the closing price of the shares falling below US$ 16.27 at any time after the date of grant. Accordingly all of the unexercised options granted, have expired. The annual general meeting of our shareholders approved such grants of options and of RSUs granted to directors in their meeting on June 8, 2020.

In January 2021, our compensation committee and board of directors, respectively, approved the grant of a total of 137,759 options under the Plan, of which 29,999 options were granted to directors and office holders. The exercise price for the options (per ordinary share) was US$ 41.84. Such options were to expire, by their terms, on the earlier to occur of: (a) June 3, 2029, and (b) the closing price of the shares falling below US$ 20.92 at any time after the date of grant. Accordingly, all of the unexercised options granted, have expired.

In January 2022, our compensation committee and board of directors, respectively, approved the grant of a total of 121,508 options and 16,000 RSUs under the Plan, of which 3,333 options were granted to an office holder. The exercise price for the options (per ordinary share) was US$ 47.98. Such options were to expire, by their terms, on the earlier to occur of: (a) January 27, 2030, and (b) the closing price of the shares falling below US$ 23.99 at any time after the date of grant and remains at such price or at a lower price for a period of at least 30 days. Accordingly all of the unexercised options granted, have expired.

In March 2022, our compensation committee and board of directors, respectively, approved the grant of a total of 26,666 options under the Plan, of which 26,666 options were granted to directors and office holders. The exercise price for the options (per ordinary share) was US$ 35.69. Such options were to expire, by their terms, on the earlier to occur of: (a) June 7, 2030, and (b) the closing price of the shares falling below US$ 17.85 at any time after the date of grant and remains in such price or at a lower price for a period of at least 30 days. Accordingly all of the unexercised options granted, have expired).

In April 2022, our compensation committee and board of directors, respectively, approved the grant of a total of 50,000 options under the Plan, of which 50,000 options were granted to an office holder. The exercise price for the options (per ordinary share) was US$ 34.90. Such options were to expire, by their terms, on the earlier to occur of: (a) July 1, 2030, and (b) the closing price of the shares falling below US$ 17.45 at any time after the date of grant and remains at such price or at a lower price for a period of at least 30 days. Accordingly all of the unexercised options granted, have expired).

In March 2023, our compensation committee and board of directors, respectively, approved the grant of a total of 137,911 options and 86,000 RSUs under the Plan, of which 29,999 options and 54,000 RSUs were granted to directors and office holders. The exercise price for the options was  US$ 35.12. Such options were to expire, by their terms, on the earlier to occur of: (a) June 14, 2031, and (b) the closing price of the shares falling below US$ 17.56 at any time after the date of grant and remains at such price or at a lower price for a period of at least 30 days. Accordingly, all of the unexercised options granted, have expired. The Annual General Meeting of our shareholders approved such grant of options in their meeting on June 14, 2023.

In March 2024, our compensation committee and board of directors, respectively, approved the grant of a total of 410,714 options and 2,969 RSUs under the Plan as extended, of which 170,000 options and 2,969 RSUs were granted to directors and office holders, and of which 160,000 options and 2,969 RSUs grants to directors and office holders are subject to the approval of our 2024 Annual General Meeting, which is expected to convene in June 2024.

As of March 31, 2024, a total of 157,706 of the options granted under the Plan were returned to the company after not being exercised, and 10,000 of the RSUs granted under the Plan were returned to the company after not being vested following the cessation of employment of certain employees, as set forth in the terms of grant of such options or RSUs.

C.          Board Practices

Avi Eizenman was re-elected to the Board of Directors on June 7, 2022, to serve until the Annual General Meeting to be held in the year 2024, and until his successor has been duly elected, subject to the Companies Law and our Articles. Avi Eizenman is a founder of the Company and has served as a director since our inception in 1987. Shaike Orbach was re-elected to hold office as a director most recently on June 14, 2023, to serve until the Annual General Meeting which will take place in 2026. Eli Doron was re-elected to the board of directors most recently in June 3, 2021, to serve until the Annual General Meeting to be held in 2024. On July 1, 2010, Mr. Ilan Erez was elected as an External Director for an initial term of three years in accordance with Section 245(a) of the Companies Law, with such term ending as of July 1, 2013. At the Annual General Meeting of our shareholders held on April 14, 2013, the shareholders re-elected Mr. Ilan Erez as an External Director for a second three-year term, and elected Ms. Ayelet Aya Hayak as an External Director for an initial three-year term, with such terms of office for the external directors commencing as of July 1, 2013. Mr. Ilan Erez and Ms. Ayelet Aya Hayak were re-elected as External Directors for a fourth three-year term and third three-year term, respectively, at the Annual General Meeting of our shareholders, which took place on June 5, 2019. Mr. Ilan Erez and Ms. Ayelet Aya Hayak were elected as directors to the board of directors on June 7, 2022, to serve until the Annual General Meeting to be held in 2025.

None of the members of the Board of Directors is entitled to receive any severance or similar benefits upon termination of his or her service with the Board of Directors, except for Avi Eizenman, who also serves as the active Chairman of the Board, Shaike Orbach, who until the Annual General Meeting held on June 7, 2022 served as President and Chief Executive Officer (and currently serves as the Executive Vice Chairman of our Board), and Liron Eizenman, who serves as our President and Chief Executive Officer (See “Item 6.B. – Directors and Senior Management – Compensation” above).

Notice of Termination

In December 2007, our audit committee and Board of Directors approved severance arrangements for Mr. Avi Eizenman  which provide for extended notice provisions and severance payments in the event of termination. The arrangements were approved by our shareholders in January 2008. On April 28, 2022, Our Compensation Committee and Board of Directors approved severance arrangements for Mr. Liron Eizenman. Mr. Liron Eizenman's severance arrangements were then approved by our shareholders at the most recent Annual General Meeting, held on June 7, 2022. The severance arrangements include the following main terms and conditions (identical with respect to each of Mr. Avi Eizenman, and Mr. Liron Eizenman):

The termination of employment of Mr. Avi Eizenman or Mr. Liron Eizenman by him or by us, for any reason other than cause (which is generally defined as willful conduct or omission materially injurious to the company), death or disability, shall require 12 months advance written notice. If, however, following a change of control transaction, either: (i) he shall give notice of termination of his employment for good reason (which is generally defined as an adverse change to the status, responsibilities, salary or other material terms of his employment); or (ii) we shall give notice of termination of his employment for any reason other than cause or disability, 18 months advance written notice shall be required. A change of control transaction includes transactions such as sale of all or substantially all of the company’s shares or assets, or a merger, acquisition, or other reorganization in which control of our company changes following such transaction.

Severance Payments

If the employment of Mr. Avi Eizenman, or Mr. Liron Eizenman shall be terminated for any reason other than cause, he shall be entitled to receive his last full monthly salary multiplied by the number of years (or portions thereof) that he was employed by us (i.e. the severance amount he would be entitled to receive under the Israeli law, had we terminated his employment for any reason other than cause) (the “Severance Law Amount”). If, however, his employment shall be terminated: (i) by the company for any reason other than cause or disability; or (ii) by him for a good reason following a change of control, he shall be entitled to receive one and half times the Severance Law Amount. If his employment under the arrangement is terminated by reason of death or disability, then, in addition to the above, he shall be entitled to receive a lump sum severance payment equal to his last full monthly salary multiplied by twelve 12 months.

The Extraordinary General Meeting of the Shareholders on July 31, 2013, approved the adoption of the Executive Compensation Policy of the Company, which included the above referenced extended notice provisions, and severance payments in the event of termination, with respect to each of Mr. Avi Eizenman and Mr. Liron Eizenman. The Amended Executive Compensation Policy was approved by our Annual General Meeting convened in June 2019. At the Annual General Meeting, held on June 7, 2022, an Amended Executive Compensation Policy was rejected by our shareholders but following the Meeting it was approved by our compensation committee and the Board of Directors on June 12, 2022, in accordance with the Companies Law in Israel and after determining that the approval of the Amended Compensation Policy was for the benefit of the Company.

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

Executive Compensation Policy

On July 31, 2013, an Extraordinary General Meeting of the Shareholders of the Company took place, approving the Executive Compensation Policy as later amended at the Annual General Meeting of the Shareholders held on June 5, 2019 (the “Policy”), which had been recommended by the Compensation Committee and approved by the Board of Directors, for the Company's directors and office holders, in accordance with the requirements of the Companies Law. The Policy was approved by our shareholders at the Annual General Meeting of our shareholders which took place on June 5, 2019. At the Annual General Meeting, held on June 7, 2022, an Amended Executive Compensation Policy was rejected by our shareholders but following the Meeting it was approved by our compensation committee and the Board of Directors on June 12, 2022, in accordance with the Companies Law in Israel and after determining that the approval of the Amended Compensation Policy was for the benefit of the Company.

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

All of our office holders (other than non-employee directors) may be incentivized through cash bonuses and long-term equity-based incentives to provide the office holder with a stake in our success – thus linking the office holder's long-term financial interests with the interests of our shareholders. In accordance with the Policy, the incentives are developed through a program that sets performance targets based on each office holder's role and scope. Actual payments are driven by the business and individual performance vis-à-vis the performance targets set at the beginning of the year. The formula for the performance targets and the maximum variable components payable to each office holder (other than directors) shall be presented and recommended by our Chief Executive Officer and reviewed and approved by our compensation committee and our board of directors. The formula for the performance targets and the maximum variable components payable to any employee office holders who are also directors shall be presented and recommended by our compensation committee and reviewed and approved by our board of directors and our shareholders. Our Board of Directors may reduce or resolve not to award any officeholder’s performance based cash bonuses, even where performance targets have been met, provided such reduction or cancellation is in the best interests of the Company. The maximum value of the variable compensation components for an office holder at the Company shall not exceed eighty eight percent of such office holder's total compensation package on an annual basis. Equity based compensation may be granted in any form permitted under our equity incentive plans, as in effect from time to time (collectively, the "Equity Incentive Plans"), including stock options, restricted share units and restricted stock. Equity grants to office holders shall be made in accordance with the terms of the Equity Incentive Plans. All equity-based incentives granted to our office holders shall be subject to vesting periods in order to promote long-term retention of the awarded office holders. Unless determined otherwise in a specific award agreement approved by the compensation committee and the board of directors, grants to our office holders other than directors shall vest gradually over a period of between two to four years. We do not have any equity ownership guidelines that require any of our office holders to hold a stated number or fixed percentage of our ordinary shares, nor do they have to continue to hold for any period of time shares in the Company which they acquired as a result of the exercise of fully vested equity grants. The value of the equity-based compensation shall be calculated on the grant date, according to acceptable valuation practices at the time of grant. The board of directors shall not have discretion to limit the value of the equity-based compensation at the time of exercise. The board of directors may, following approval by our compensation committee, extend the period of time for which an award to an office holder is to remain exercisable, or make provisions with respect to the acceleration of the vesting period of any office holder's awards, including, without limitation, in connection with a corporate transaction involving a change of control.

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

Following such three-year term, the Policy, including any revisions recommended by our compensation committee and approved by our board of directors, as applicable, shall be brought once again to the shareholders for approval.

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

Board Diversity

Board Diversity Matrix (as of December 31, 2023)

Nasdaq’s recently adopted Board Diversity Rule is a disclosure standard designed to encourage a minimum board diversity objective for companies and provide stakeholders with consistent, comparable disclosures concerning a listed company’s current board composition. A company that has five or fewer directors is required to have, or explain why it does not have, at least one director who self-identifies as female, an underrepresented minority, or LGBTQ+. Our current board composition is in compliance with these requirements. Each term used above and in the matrix below has the meaning given to it in Nasdaq Listing Rule 5605(f). The matrix below provides certain highlights of the composition of our Board members based on self-identification.

Country of Principal Executive Office - Israel

Foreign Private Issuer - Yes

Disclosure Prohibited under Home Country Law - No

Total Number of Directors – 5

Part I: Gender Identity

	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	4	0	0

Part II: Demographic Background

Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D.          Employees

The number of employees over the last three financial years is set forth in the table below.

As of December 31,	2021	2022	2023
Total Employees	315	306	246
Marketing, Sales, Customer Services	25	27	25
Research & Development	135	134	125
Manufacturing	138	127	80
Corporate Operations and Administration	17	18	16

As of March 31, 2024, we had 233 employees, including 24 in marketing, sales and customer services, 120 in research and development, 74 in manufacturing, and 15 in corporate operations and administration. All such employees, except for 28 employees of our subsidiary in the United States and 38 employees of our subsidiary in Denmark, are based in Israel. We consider our relations with our employees excellent and have never experienced a labor dispute, strike or work stoppage. None of our employees are represented by a labor union. We do not employ a significant number of temporary employees, but we do use temporary employees from time to time, as necessary.

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

As required by applicable law, we contribute to either a fund known as managers' insurance or to a pension fund, or to a combination of both. Such practice was further reinforced in July 1, 2008, when we entered into agreements with a majority of our employees in order to implement Section 14 to the Severance Pay Law ("Section 14"), according to which the payment of monthly deposits by us into managers' insurance and/or pension fund are in respect of severance obligation to such employees. See Note 11 of our consolidated financial statements. These funds provide a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing the severance pay or part of it, if legally entitled, upon termination of employment. For employees based in Israel without a Section 14 arrangement as of their commencement date, the Company designates a separate portion of its funds and attributes them to its severance payment obligations. Additionally, the Company makes provisions in its books concerning any additional severance payments liability.

E.          Share Ownership

The following table sets forth, as of March 31, 2024, the number of shares owned by our office holders, directors and senior management. The percentages shown are based on 6,163,655 ordinary shares outstanding as of March 31, 2024:

Name	Number of Shares and Options Owned[1]	Percent of Outstanding Shares
Avi Eizenman	277,418	4.44%
Shaike Orbach	*	*
Eli Doron	*	*
Ayelet Aya Hayak	*	*
Ilan Erez	*	*
Liron Eizenman	*	*
Eran Gilad	*	*
All directors and office holders as a group	289,818	4.64%

*	Denotes ownership of less than 1% of the outstanding shares.

(1)
The table above includes the number of shares and options that are exercisable within 60 days of March 31, 2024. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws, based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

See also "Item 6 – Directors and Senior Management – Compensation."

Item 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

The following table sets forth, as of March 31, 2024, the number of Ordinary Shares, including options and warrants to purchase Ordinary Shares exercisable within 60 days, owned by (i) all shareholders known to the Company to own more than five percent (5%) of the Company's Ordinary Shares and (ii) all directors and officers as a group (based on 6,163,655 Ordinary Shares outstanding on that date). Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the Ordinary Shares is given to the best of our knowledge. Except where otherwise indicated, and subject to applicable community property laws, we believe, based on information furnished to us by such owners or otherwise disclosed in any public filings, that the beneficial owners of the Ordinary Shares listed below have sole dispositive and voting power with respect to such Ordinary Shares.

Name of Shareholder	Number of Shares and Options Owned(1)	Percentage of Outstanding Shares
Systematic Financial Management, LP (2)	619,912	10.06%
Wellington Management Group LLP (3)	507,178	8.23%
First Wilshire Securities Management, Inc. (4)	499,563	8.10%

(1)
The table above includes the number of shares and options that are exercisable within 60 days of March 31, 2024. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws, based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them. All the information detailed in this table is as set forth in major shareholders' public filings, unless stated otherwise.

(2)	As reported on Schedule 13G filed by Systemic Financial Management, LP with the SEC on February 13, 2024.

(3)
As reported on Schedule 13G/A filed by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP with the SEC on February 8, 2024. The securities as to which the Schedule was filed are owned of record by clients of one or more investment advisers, which are directly or indirectly owned by Wellington Management Group LLP, the identities of which are set forth in Exhibit A of such Schedule 13G/A.

Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than 5% of this class of securities, except for: Wellington Trust Company, NA (“Wellington”).

As reported on Schedule 13G filed by Wellington with the SEC on February 8, 2024, those securities as to which the Schedule was filed by Wellington, in its capacity as investment adviser, are owned of record by its clients. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.

(4)	As reported on Schedules 13G/A filed by First Wilshire Securities Management, Inc. with the SEC on February 12, 2024.

The Company's major shareholders do not have different voting rights.

As of March 31, 2024, there were five record holders of ordinary shares, including three record holders in the United States. Collectively, these three record holders in the United States held less than 1% of the outstanding ordinary shares.

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

In January 2004, Our shareholders approved an Indemnification Agreement with our directors and office holders, which has since been amended on a number of occasions.

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

Under our Executive Compensation Policy, any change to the Indemnification Agreement or the insurance policy, including the cost and/or any changes which materially depart from the key terms of the current agreement and/or insurance policy (provided that such changes apply equally to all executives of the Company, including directors) will be submitted to the Company's compensation committee and the Board of Directors for their approval but shall not, unless required by law or the Company's Articles of Association, be presented at a General Meeting of the Shareholders.

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

In addition, at the June 2022 General Meeting, our shareholders approved a grant to Liron Eizenman of 50,000 options to purchase Ordinary Shares of the Company, pursuant to the Plan. Pursuant to the terms of their grant, all of these options expired following the closing price of our shares falling below US$ 17.45 and remaining at or below such price for a period of at least 30 days.

In light of the automatic expiration of all of the options granted to Mr. Liron Eizenman, in March 2024, our Compensation Committee and Board of Directors approved the grant of 100,000 options under the Plan as extended, to purchase our Ordinary Shares at an exercise price equal to the average closing price of our Ordinary Shares on the thirty (30) trading days preceding the date of the approval of such grant by our shareholders. 50% of the options will vest on the second anniversary of the date of shareholder approval (the “Grant Date”), and 50% will vest on the third anniversary of the Grant Date, and which Plan Options (vested and unvested) shall expire, by their terms, upon the eighth anniversary of the Grant Date.

Grant of Options to Avi Eizenman

In light of the automatic expiration of all of the options granted to Mr. Avi Eizenman, in March 2024, our Compensation Committee and Board of Directors approved the grant of 60,000 options under the Plan, as extended to purchase our Ordinary Shares at an exercise price equal to the average closing price of our Ordinary Shares on the thirty (30) trading days preceding the date of the approval of such grant by our shareholders. 50% of the options will vest on the second anniversary of the date of shareholder approval (the “Grant Date”), and 50% will vest on the third anniversary of the Grant Date, and which Plan Options (vested and unvested) shall expire, by their terms, upon the eighth anniversary of the Grant Date.

Compensation for Shaike Orbach

Mr Shaike Orbach has served as the Executive Vice Chairman of the Board since July 1, 2022 following him stepping down as the Company’s President, CEO and head of sales and marketing. In March 2024, our Compensation Committee and Board of Directors approved, subject to shareholder approval, a framework for granting RSUs to Mr. Orbach under the Plan, as extended in consideration for his agreeing to spend 25% of his time assisting the company with its sales activities. Pursuant to this framework, if approved by the shareholders, Mr. Orbach may be granted from time to time (i) an aggregate of up to 5,000 RSUs under the Plan (the “Year 1 Framework”), upon terms to be determined by the Compensation Committee and Board of Directors, in consideration for his assisting the company with its sales activities, during the period commencing November 1, 2023 and ending October 31, 2024, and (ii) an aggregate of up to a further 5,000 RSUs under the Plan, upon terms to be determined by the Compensation Committee and Board of Directors, in consideration for his providing such services during the period commencing November 1, 2024 and ending October 31, 2025 (the “Year 2 Framework” and together with the Year 1 Framework, the “RSU Framework”). Subject to the approval of the RSU Framework by the Company’s shareholders, the Board and Committee have resolved that Mr. Orbach will be granted 2,969 RSU’s, on account of the Year 1 Framework, which will fully vest on November 1, 2025, subject to his continuing to provide services on such date.

See also "Item 6 – Directors and Senior Management – Compensation."

Item 8.          FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are included herein on pages F-1 through F-55.

A1.          See Item 18 for our consolidated financial statements.

A2.          See Item 18 for our consolidated financial statements, which cover the last three financial years.

A3.          See page F-3 for the audit report of our accountants, entitled "Report of Independent Registered Public Accounting Firm."

A4.          Not applicable.

A5.          Not applicable.

A6.          See Note 13 to our audited consolidated financial statements included in Item 18 of this annual report for the geographic distribution of our sales based on the location of the customer.

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

The table below sets forth the high and low reported sales prices in Dollars of our ordinary shares, as reported by NASDAQ during the indicated periods:

PERIOD	LOW	HIGH
March 2024	14.80	15.90
February 2024	14.98	17.26
January 2024	16.74	19.04
December 2023	16.24	18.83
November 2023	14.00	17.01
October 2023	13.75	26.10
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
First Quarter 2024	14.80	19.04
Fourth Quarter 2023	13.75	26.10
Third Quarter 2023	24.07	40.70
Second Quarter 2023	33.25	37.79
First Quarter 2023	35.25	50.00
Fourth Quarter 2022	34.36	46.94
Third Quarter 2022	32.30	44.47
Second Quarter 2022	31.30	39.57
FIVE MOST RECENT FULL FINANCIAL YEARS
2023	13.75	50.00
2022	31.30	51.66
2021	36.02	59.27
2020	20.93	42.55
2019	28.59	40.36

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

\
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

In 2006, Income Tax Regulations (Market Value Determination), 5676-2006 came into force, following the introduction of Section 85A of the Israeli Income Tax Ordinance (New Version), 5721-1961, referred to herein as the Israeli Tax Ordinance, under Amendment 132. In principal, the transfer pricing rules require that cross-border transactions between related parties be carried out implementing an arms' length principle and reported and taxed accordingly.

In 2008, the Income Tax Law (Inflationary Adjustments), (20th Amendment) 5768-2008 (the “Amendment”)  was enacted, amending the provisions of the Income Tax Law (Inflationary Adjustments) 5745-1985. The Amendment’s provisions limit the scope of the law starting in 2008 and thereafter. Starting in 2008, the revenues for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, among other provisions, the elimination of the inflationary additions and deductions and the additional deduction for depreciation for the period starting in 2008.

The Encouragement of Capital Investments Law, 5719-1959 (the "Investment Law")

Pursuant to the Investment Law, a "Preferred Enterprise" is entitled to a reduced corporate flat tax rate of 16% with respect to income that qualifies as “Preferred Income” as defined in the Investment Law, unless the "Preferred Enterprise" is located in a certain development zone, in which case the tax rate will be 7.5%. Such corporate tax rates are 12% and 7.5% with respect to Preferred Technological Income. Income derived by a "Special Preferred Enterprise" (as such term is defined in the Investment Law) are entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the "Special Preferred Enterprise" is located in a certain development zone. Under the Investment Law, most of the tax incentives offered are not dependent on minimum qualified investments or on foreign ownership. Companies may be able to enjoy both government grants and tax benefits concurrently.

"Preferred Enterprise" is defined as an Industrial Enterprise (including, inter alia, an enterprise which develops software, an enterprise which provides approved R&D services to foreign residents and an enterprise which the IIA confirmed is carrying out R&D in the field of alternative energy), which inter-alia, generally more than 25% of its business income is generated from export to market consisting more than 14 million residents.

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

Law for the Encouragement of Research, Development and Technological Innovation in Industry, 5744-1984 (the “R&D Law”)

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

The R&D Law also provides that know-how from the research and development, which is used to develop or produce the product, may not be transferred to Israeli third parties without the approval of the Research Committee. The R&D Law stresses that it is not just transfer of know-how that is prohibited, but also transfer of any rights in such know-how. Such restriction does not apply to exports from Israel of final products developed with such technologies. It is possible to receive approval of the transfer only if the transferee undertakes to abide by all of the provisions of the R&D Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties. Generally, royalty payments by the transferor are required in connection with the transfer to an Israeli third party. There is no assurance that such consent, if requested, would be granted. For additional information regarding the R&D Law, see "Item 4.B. – Information on the Company – Business Overview – Governmental Regulation Affecting the Company."

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

Law for the Encouragement of Industry (Taxes), 5729-1969

Under the Law for the Encouragement of Industry (Taxes), 5729-1969 (the "Industry Encouragement Law"), Industrial Companies (as defined below) are entitled to the following tax benefits:

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

Taxation of our Shareholders

Capital Gains Taxes Applicable to Israeli Resident Shareholders.

In general, an individual is subject to a 25% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a "substantial shareholder" in the company issuing the shares. A "substantial shareholder" is generally a person who alone, or together with his relative or another person who collaborates with him on a permanent basis, holds, directly or indirectly, at least 10% of any of the "Means of control" of the corporation. "Means of control" generally include the right to vote at the company’s general meeting or equivalent, receive profits, nominate a director, general manager or office holder, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right.

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

In addition, under the Convention Between the Government Of The United States Of America And The Government Of Israel With Respect To Taxes On Income(the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of our shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition; or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel; or (iii) the shareholder, being an individual, was present in Israel for a period of time or several periods of time, which aggregate to a total of 183 days or more, during a single taxable year. In either case, the sale, exchange, or disposition of the shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, the U.S. resident would be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

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

In case of dividends paid out of the profits of a "Preferred Enterprise" or "Preferred Technological Enterprise", the applicable tax rate is 20% for individuals and 15% for US corporations holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, subject to certain conditions.

Residents of the United States will generally have taxes in Israel withheld at source.

Excess Tax.

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 721,560 (for 2024), including, but not limited to, dividends, interest and capital gains.

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

Although a determination as to a corporation's PFIC status is made annually, an initial determination that a corporation is a PFIC for any taxable year generally will cause the above-described consequences to apply for all future years as to U.S. shareholders who held shares in the corporation at any time during the PFIC taxable year and who made neither a valid QEF election with respect to such shares nor a valid election to mark such shares to market. This will be true even if the corporation loses its PFIC status in later years, unless certain elections are made. However, with respect to a PFIC that does not make any distributions or deemed distributions, the above tax treatment would apply only to gains realized on the disposition of such shares by a U.S. shareholder.

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

The Federal tax returns of our U.S. subsidiary are open for examination by the Federal Tax Authorities for tax years beginning in 2020. The New Jersey state tax returns of our U.S. subsidiary are open for examination by the New Jersey State Tax Authority for the tax years beginning in 2019. The California State Tax returns of our U.S. subsidiary are open for examination by the California State Tax Authority for tax years beginning in 2019. The New York, Texas and Illinois State Tax returns of our U.S. subsidiary are open for examination by the respective jurisdiction tax authorities for tax periods beginning in 2020. The Virginia, Tennessee, and New Mexico State Tax returns of our U.S. subsidiary are open for examination by the respective jurisdiction State Tax Authorities for tax periods beginning in 2021..

The Danish tax returns of our Danish subsidiary are open for examination by the Danish Tax Authority for tax years beginning in January 1, 2020.

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

Interest Rate Risk

As of December 31, 2023, our investment portfolio consisted of approximately US$ 24.6 million invested in corporate and government debt securities. These securities are classified as "held to maturity." All of the Company's investments are in fixed-rate instruments.

We may be required to adjust the carrying value of our investment securities due to a default, lack of liquidity or other event. For that matter we are required to use of forward-looking information to calculate credit loss estimates

As of December 31, 2023, we were not required to adjust the carrying value of our investment securities.

For quantitative information on the Company's marketable securities, please see Note 4 to our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2023, we did not have any short or long term interest bearing loans or debts, hence with respect to the Company's business operations, we do not have any exposure to interest rate risk.

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

As of December 31, 2023, we had accounts receivable in NIS or in funds linked thereto in the amount of US$ 6,264  thousand. Market risk was estimated as the potential decrease in balance resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the balance of our accounts receivable would decrease by US$ 569  thousand. As of December 31, 2023, we had accounts payable in NIS or linked thereto in the amount of US$ 5,241  thousand. Market risk was estimated as the potential increase in balance resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such decrease in the Dollar exchange rate, the balance of our accounts payable would increase by US$ 582  thousand.

In 2023, there was an increase of 3.07% in the Dollar exchange rate to the NIS which resulted in an aggregate decrease in the fair value of our assets of US$ 289 thousand and an aggregate decrease in the fair value of our liabilities of US$ 380 thousand.

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

Our operating expenses may be affected by fluctuations in the value of the U.S. dollar as it relates to the NIS. By way of example, a hypothetical 10% weakening in the value of the U.S. Dollar relative to the NIS in 2023 would have resulted in an increase in operating expenses of approximately US$ 1,876  thousand for the year ended December 31, 2023. In addition, our operating expenses may be affected by fluctuations in the value of the U.S. Dollar as it relates to the DKK. By way of example, a hypothetical 10% weakening in the value of the U.S. dollar relative to the DKK in 2023, would have resulted in an increase in operating expenses of approximately US$ 213  thousand for the year ended December 31, 2023.

As of December 31, 2023, all of our investments, other than a portion of our cash and cash equivalents comprising a small portion of our overall investment portfolio, consisted of investments denominated in U.S. Dollars, and our portfolio is therefore not subject to significant exposure to foreign currency exchange risk.

As of December 31, 2023, we were not engaged in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations.

Credit Risk

Our investment portfolio includes "held to maturity" marketable securities. These securities include investments issued by highly rated corporations. As of December 31, 2023, the rating of the securities in our portfolio was at least A-. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations), which were exacerbated by the recent turmoil that has affected the financial markets and the global economy and caused credit issues for a number of reputable financial institutions. Any changes in fair value of our investment securities due to credit risk do not affect our profit or loss unless there is other than temporary impairment (see Note 2W to our financial statements for the year ended December 31, 2023). For additional information see "Item 3.D. Key Information – Risk Factors."

As of December 31, 2023, we were not required to adjust the carrying value of our investment securities.

Our top three ultimate customers accounted for approximately 38% of our revenues in 2023. We expect that a small number of customers will continue to account for a significant portion of our revenues for the foreseeable future. Difficulties in the fulfillment of the financial obligations of one or more of such customers may expose us to credit risk and may have a material adverse effect on our business and our financial condition and results. For additional information see "Item 3.D. Key Information – Risk Factors". Difficulties in the fulfillment of financial obligations of one or more of our customers may have an adverse effect on our ability to consummate the collection of consideration payable under purchase orders placed by, or invoiced to, such customers under one or more Design Wins in relation to which such customers operate. See Note 2 W. (2) of our consolidated financial statements.

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

Management assessed our internal control over financial reporting as of December 31, 2023, the end of our fiscal year. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control — Integrated Framework (2013)."

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2023, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. We reviewed the results of management's assessment with the audit committee of our Board of Directors.

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

Item 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services for the audit of the Company's consolidated annual financial statements for the years ended December 31, 2023 and 2022, audit-related services and tax services rendered by Kesselman & Kesselman Certified Public Accountants (Isr.) PwC Israel.

	2023	2022
Audit Fees(1)	$120,000	$120,000
Audit-Related Fees(2)	-	$7,500
Tax Fees(3)	$22,454	$50,128

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

Item 16D.       EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

Item 16E.       PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Plan	Approximate Dollar Value that May Yet Be Purchased Under the Plan (US$)
May 8, 2023 - May 31, 2023	11,900	34.721	11,900	14,586,818
June 1, 2023 - June 30, 2023	13,825	36.187	25,725	14,086,530
July 1, 2023 - July 31, 2023	13,361	37.441	39,086	13,586,285
August 1 2023 - August 31, 2023	69,960	26.729	109,046	11,716,329
September 1 2023 - September 30, 2023	61,035	25.875	170,081	10,137,053
October 1, 2023 - October 31, 2023	62,725	21.991	232,806	8,757,695
November 1, 2023 - November 30, 2023	100,770	15.393	333,576	7,206,570
December 1, 2023 - December 31, 2023	86,081	17.616	419,657	5,690,145

 (1) On May 1, 2023, our Board of Directors determined that it was in the Company's best interest to pursue a new repurchase plan of Ordinary Shares from the Company's shareholders, for a total amount not exceeding $15,000,000. which shall be in effect for a one-year period commencing on May 8, 2023, unless otherwise determined by the Board of Directors.

Item 16F.        CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable

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

Item 16H.       MINE SAFETY DISCLOSURE

Not Applicable.

Item 16I.         DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

Item 16K.       DISCLOSURE REGARDING ANNUAL REPORTING: RISK MANAGEMENT, STRATEGY, AND GOVERNANCE DISCLOSURE.

Risk Management and Strategy

The Company has established policies and procedures for all key aspects of its cybersecurity program to combat threats and risks affecting its business, including steps such as: implementing  an EDR (Endpoint Detection and Response) security tool that combines real-time continuous monitoring, endpoint data collection, and advanced correlation to detect and respond to suspicious activities at host and endpoint connections; implementing a network communication security tool; implementing VPN’s (virtual private networks) and 2FA (two-factor authentication); conducting employee cyber-awareness training and phishing practice; ensuring full backup for all servers; conducting internal and external penetration testing by an external cyber security expert; implementing a mail relay spam and antivirus filtering service for email servers; and applying USB blocking for personal computers.

The Company considers general cybersecurity risk management as part of its overall enterprise risk management system.

As part of the Company’s cybersecurity strategy, it continues to expand its investments in IT security, including the identification and protection of critical assets, strengthening, monitoring and alerting its information security management system and engaging with cybersecurity experts.

The Company has engaged third-party consultants with cybersecurity expertise to help integrate its information security management system to protect the Company’s operations and reduce its risk and vulnerability. Assessments are conducted to identify cybersecurity weaknesses and to recommend enhancements.

The Company leverages several third-party tools and technologies as part of its efforts to enhance its cybersecurity functions. As part of the Company’s established cybersecurity governance framework, the Company also assesses potential cybersecurity threats related to the third-party providers and counterparties and ensures that such providers use appropriate protection measures, such as virtual private networks and two-factor authentication.

Cybersecurity Threats

For the year ended December 31, 2023, through to the date of this annual report, there were no security incidents or breaches leading to material risks from cybersecurity threats, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition.

Governance

The Board of Directors considers cybersecurity risk as part of its risk oversight function and oversees the Company’s cybersecurity risk exposures.

In 2021, our Audit Committee held a meeting and reviewed a presentation regarding our cybersecurity processes. In January 2024, in light of the rapid changes in cybersecurity and the emergence of new cybersecurity threats, our Board of Directors determined that the Company should take steps to ensure that the Company is able to meet the new challenges in this area, and commissioned a new internal audit for 2024 relating to the Company’s cybersecurity measures.

PART III.

Item 17.          FINANCIAL STATEMENTS

Not Applicable.

Item 18.          FINANCIAL STATEMENTS

See pages F-1 to F-55

Item 19.          EXHIBITS

1.1
Amended and Restated Articles of Association, filed by us as an Exhibit to our current report on Form 6K/A, as furnished with the Securities and Exchange Commission on May 12, 2022, and incorporated herein by reference.

4.1
Lease between the Company, C.P.M Medical Equipment Ltd. and Klimotech Ltd., for premises in Kfar Sava, Israel, dated December 3, 2014, filed by us as an exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2014, as filed with the Securities and Exchange Commission on March 24, 2015, and incorporated herein by reference.

4.2
Lease between the Company and C.P.M Medical Equipment Ltd., for additional space in our premises in Kfar Sava, Israel, dated December 23, 2018, as filed by us as an exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2018,  as filed with the Securities and Exchange Commission on April 25, 2019, and incorporated herein by reference.

4.3
Lease between the Company and Techhouse Holdings Ltd., for additional space in our premises in Kfar Sava, Israel, dated September 30, 2021, incorporated herein by reference filed by us as Exhibit 4.3 to our annual report on Form 20-F for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission on April 27, 2022, and incorporated herein by reference.

4.4	English summary of a Hebrew language addendum to the lease included in exhibit 4.3, between the Company and Techhouse Holdings Ltd, dated December 4, 2023.

4.5
Lease agreement between Silicom Connectivity Solutions, Inc. and York Property, LLC for space in Charlottesville, Virginia, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2019, as filed with the Securities and Exchange Commission on April 27, 2020, and incorporated herein by reference.

4.6
Addendum to lease agreement between Silicom Connectivity Solutions, Inc. and York Property, LLC for space in Charlottesville, Virginia, dated July 18, 2022, filed by us as an exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission on April 27, 2022, and incorporated herein by reference.

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

4.8
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

4.9
Lease agreement between Silicom Denmark A/S and Svanestraede ApS, for space in Søborg, Denmark, dated November 1, 2020, as filed by us as an exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission on April 27, 2022, and incorporated herein by reference.

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

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (*)

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (*)

13.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (*)

13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (*)

15.1	Consent of Kesselman & Kesselman Certified Public Accountants (Isr.), PwC Israel. (*)

97.1	Executive Clawback Policy, contained in Amended Executive Compensation Policy exhibited herein in Exhibit 4.10.

(*)	Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICOM LIMITED

By:/s/ Liron Eizenman Liron Eizenman Chief Executive Officer

April 30, 2024

Silicom Ltd.

and its Subsidiaries

Consolidated
Financial Statements

As of and for the year ended
December 31, 2023

Silicom Ltd. and its Subsidiaries
Consolidated Financial Statements as of December 31, 2023

 Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Silicom Ltd.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Silicom Ltd. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Capitalized internally developed software costs

As described in Note 2O and Note 8 to the consolidated financial statements, the Company has internally developed software costs of $4.9 million as of December 31, 2023. Management applied significant judgment in determining which software projects and activities within those projects qualify for capitalization, and the timing of establishing technological feasibility. In addition, management applied judgment in determining when to cease the capitalization of costs related to internal use software that will be placed in service.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to capitalized internally developed software costs, including controls over the software projects qualification for capitalization, timing of establishing technological feasibility and time to cease capitalization. These procedures also included, among others, (i) inspection of the products documentation; (ii) testing management’s process for determining the capitalized internally developed software costs; and (iii) testing management’s identification of accumulated time and costs, both internal and external, associated with internal software development activities and the Company's controls over when internal use software is placed in service and amortization started.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Haifa, Israel
March 18, 2024

Silicom Ltd. and its Subsidiaries
Consolidated Balance Sheets as of December 31

		2022	2023
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	3	30,734	46,972
Marketable securities	2F, 4	4,020	7,957
Accounts receivable:
Trade, net	2G	27,258	25,004
Other	5	3,620	3,688
Inventories	6	87,985	51,507

Total current assets		153,617	135,128

Marketable securities	2F, 4	15,163	16,619

Assets held for employees' severance benefits	11	1,715	1,357

Deferred tax assets	15G	502	2,359

Property, plant and equipment, net	7	4,488	3,552

Intangible assets, net	8	6,710	2,253

Operating leases right-of-use, net	10	8,441	6,466

Goodwill	16	25,561	-

Total assets		216,197	167,734

Avi Eizenman	Liron Eizenman	Eran Gilad
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Kfar-Saba, Israel
March 18, 2024

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries
Consolidated Balance Sheets as of December 31 (Continued)

		2022	2023
	Note	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable		15,922	4,139
Other accounts payable and accrued expenses	9	9,641	6,668
Operating lease liabilities	10	1,549	2,070

Total current liabilities		27,112	12,877

Long-term liabilities
Operating lease liabilities	10	6,291	3,877
Liability for employees' severance benefits	11	3,425	2,672
Deferred tax liabilities	15G	74	46

Total liabilities		36,902	19,472

Shareholders' equity	12
Ordinary shares, ILS 0.01 par value; 10,000,000 shares
authorized; 7,670,033 and 7,739,274 issued as at
December 31, 2022 and 2023, respectively;
6,738,706 and 6,405,523 outstanding as at
December 31, 2022 and 2023, respectively		22	22
Additional paid-in capital		66,556	70,671
Treasury shares (at cost) 933,933 and 1,333,751 ordinary shares as at
December 31, 2022 and 2023, respectively		(34,896)	(43,631)
Retained earnings		147,613	121,200

Total shareholders' equity		179,295	148,262

Total liabilities and shareholders’ equity		216,197	167,734

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries
Consolidated Statements of Operations for the Year Ended December 31

		2021	2022	2023
		US$ thousands
	Note	Except for share and per share data

Sales	2N, 13	128,460	150,582	124,131
Cost of sales		84,072	98,626	95,442

Gross profit		44,388	51,956	28,689

Operating expenses
Research and development		20,091	20,563	20,638
Sales and marketing		6,599	6,990	6,935
General and administrative		4,641	4,477	4,229
Impairment of goodwill		-	-	25,561

Total operating expenses		31,331	32,030	57,363

Operating income (loss)		13,057	19,926	(28,674)
Financial income (expenses), net	14	(152)	2,464	1,372

Income (loss) before income taxes		12,905	22,390	(27,302)

Income taxes	15	2,364	4,084	(889)

Net income (loss)		10,541	18,306	(26,413)

Income per share:
Basic income (loss) per ordinary share (US$)	2U	1.544	2.733	(3.942)

Diluted income (loss) per ordinary share (US$)		1.513	2.694	(3.942)

Weighted average number of ordinary
shares used to compute basic income (loss)
per share (in thousands)		6,826	6,697	6,700

Weighted average number of ordinary
shares used to compute diluted income (loss)
per share (in thousands)		6,969	6,796	6,700

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity

	Ordinary shares		Additional paid-in capital	Treasury shares(3)	Retained earnings	Total shareholders’ equity
	Number of shares(1)	US$ thousands

Balance at January 1, 2021	6,899,515	22	60,117	(24,807)	119,505	154,837

Purchase of treasury shares	(322,689)	-	-	(14,291)	-	(14,291)
Reissuance of treasury shares under share-based compensation plan	132,702	*-	411	4,103	-	4,514
Share-based compensation	-	-	2,862	-	-	2,862
Net income	-	-	-	-	10,541	10,541

Balance at December 31, 2021	6,709,528	22	63,390	(34,995)	130,046	158,463

Purchase of treasury shares	(80,120)	-	-	(3,428)	-	(3,428)
Reissuance of treasury shares under share-based compensation plan	109,298	-	(411)	3,527	(739)	2,377
Share-based compensation	-	-	3,577	-	-	3,577
Net income	-	-	-	-	18,306	18,306

Balance at December 31, 2022	6,738,706	22	66,556	(34,896)	147,613	179,295

Exercise of options and RSUs(2)	69,241	-	762	-	-	762

Purchase of treasury shares	(419,657)	-	-	(9,320)	-	(9,320)
Reissuance of treasury shares under share-based compensation plan	17,233	*-	-	585	-	585
Share-based compensation	-	-	3,353	-	-	3,353
Net income (loss)	-	-	-	-	(26,413)	(26,413)

Balance at December 31, 2023	6,405,523	22	70,671	(43,631)	121,200	148,262

(1)	Net of shares held by Silicom Inc. and Silicom Ltd.
(2)	Restricted share units (hereinafter - "RSUs").
(3)	Company shares held by the Company. Presented as a reduction of equity at their cost to the Company. The treasury shares have no rights.

*	Less than 1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows for the Year Ended December 31

	2021	2022	2023
	US$ thousands
Cash flows from operating activities
Net income (loss)	10,541	18,306	(26,413)

Adjustments required to reconcile net income to
net cash provided by (used in) operating activities:
Depreciation and amortization	2,437	2,415	2,497
Impairment of intangible assets	-	-	5,264
Impairment of goodwill	-	-	25,561
Write-down of obsolete inventory	5,246	3,002	6,433
Changes in marketable securities	621	(20)	(140)
Share-based compensation expense	2,862	3,577	3,353
Deferred taxes, net	48	1,178	(1,885)
Changes in assets and liabilities:
Accounts receivable - trade	(9,472)	3,695	2,239
Accounts receivable - other	1,217	396	(138)
Change in liability for employees' severance benefits, net	138	149	(395)
Inventories	(33,526)	(15,289)	29,909
Trade accounts payable	15,031	(12,410)	(11,508)
Other accounts payable and accrued expenses	5,936	(9,089)	(2,852)
Net cash provided by (used in) operating activities	1,079	(4,090)	31,925

Cash flows from investing activities
Proceeds from short term bank deposits	5,000	-	-
Purchase of property, plant and equipment	(2,586)	(2,089)	(1,122)
Investment in intangible assets	(3,572)	(2,603)	(1,092)
Proceeds from maturity of marketable securities	37,850	16,029	4,000
Purchases of marketable securities	(19,927)	(3,998)	(9,623)
Other	-	934	320
Net cash provided by (used in) investing activities	16,765	8,273	(7,517)

Cash flows from financing activities
Exercise of options and RSUs	-	-	762
Purchase of treasury shares	(14,291)	(3,428)	(9,320)
Proceeds from reissuance of treasury shares upon exercise of options	4,514	2,377	585
Net cash used in financing activities	(9,777)	(1,051)	(7,973)

Effect of exchange rate changes on cash balances held	542	(1,683)	(197)

Increase in cash and cash equivalents	8,609	1,449	16,238

Cash and cash equivalents at beginning of year	20,676	29,285	30,734
Cash and cash equivalents at end of year	29,285	30,734	46,972

Supplementary cash flow information
A. Non-cash transactions:
Additions of right of use assets and lease liabilities	451	1,433	388
Termination of lease agreements	-	-	(620)
Investments in property, plant and equipment	59	37	54
	510	1,470	(178)
B. Cash paid (received) during the year for:
Income taxes	2,371	(411)	601

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

On 7 October 2023, Hamas terrorists infiltrated into Israel from Gaza and carried out a terrorist attack on Israeli communities. Israeli forces subsequently began a counter-attack in Gaza, and the Israeli government has declared that Israel is at war. The war between Israel and Hamas may affect the security situation in Israel and therefore could adversely affect the Company's business, financial condition and results of operations. As of December 31, 2023, the war did not have a material effect of the Company's business, financial condition and results of operations.

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

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions reflected in the statements of operations, the transaction date exchange rates are used. Depreciation, amortization and other changes deriving from non-monetary items are based on historical exchange rates. The resulting transaction gains or losses are recorded as net financial income or expenses.

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

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include credit loss, income taxes, impairment of inventories, impairment of goodwill, capitalized software costs and the assumptions used to estimate the fair value of share-based compensation.

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

As of December 31, 2022 and 2023, allowance for credit losses amounted to US$ 20 thousand.

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

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in the amortization of such intangible assets in the straight-line method.

For the years ended December 31, 2021 and 2022, no impairment losses were recorded.

The Company recorded an impairment loss of US$ 5,264 thousand in the year ended December 31, 2023, for two capitalization of software development costs projects, that will no longer be utilized by the Company. See note 8.

The Company recorded a goodwill impairment loss of US$ 25,561 thousand in the year ended December 31, 2023. See note 16.

K.	Impairment of long-lived assets

In accordance with Impairment or Disposal of long-lived assets Subsections of FASB ASC Subtopic 360-10, Property, Plant, and Equipment – Overall. Long-lived assets, such as property, plant, equipment and definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or an asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary.

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

As of December 31, 2023, all of the Company's leases are operating leases.

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

The Company’s lease agreements have remaining lease terms of 1 to 7 years. Some of these agreements include options to terminate the leases immediately. During the year ended December 31, 2023, the Company reached agreements with the lessors to terminate two leases, and accordingly the Company derecognized right of use assets and lease liabilities in the amount of US$ 620 thousand.

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

N.	Cost of sales

Cost of sales consist primarily of production costs of finished goods manufactured by the Company, with assistance of sub-contractors, from (i) components purchased from third parties, and (ii) sub-assemblies manufactured by sub-contractors under the Company’s directions and supervision as well as employee-related expenses and overhead expenses of the Company’s production lines.

O.	Research and development costs and capitalized software development costs

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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

S.	Share-based compensation (cont’d)

Equity awards granted to employees are accounted for using the grant date fair value method. The grant date fair value is determined as follows: for stock options using the Binomial option-pricing model and for restricted stock units (“RSUs”) based on the market value of the Company’s stock on the date of grant, less an estimate of dividends that will not accrue to RSUs holders prior to vesting. The fair value of share based payment awards is recognized as an expense over the vesting period. The expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market. For awards with market conditions, compensation expense is not reversed if the market conditions are not satisfied.

T.	Basic earnings (loss) and diluted earnings (loss) per share

Basic earnings (loss) per ordinary share is calculated by dividing the net income attributable to ordinary shares, by the weighted average number of ordinary shares outstanding (net of treasury shares). Diluted earnings (loss) per ordinary share calculation is similar to basic earnings (loss) per ordinary share except that the weighted average of ordinary shares outstanding is increased to include outstanding potential ordinary shares during the period if dilutive. Potential ordinary shares arise from stock options and RSUs, and the dilutive effect is reflected by the application of the treasury stock method.

The following table summarizes information related to the computation of basic and diluted earnings (loss) per ordinary share for the years indicated.

	Year ended December 31
	2021	2022	2023
Net earnings (loss) attributable to ordinary shares
(US$ thousands)	10,541	18,306	(26,413)

Weighted average number of ordinary shares outstanding
used in basic earnings (loss) per ordinary share calculation	6,825,630	6,696,671	6,699,813

Add of outstanding dilutive potential ordinary shares	143,172	99,748	-

Weighted average number of ordinary shares outstanding
used in diluted earnings (loss) per ordinary share calculation	6,968,802	6,796,419	6,699,813

Basic earnings (loss) per ordinary shares (US$)	1.544	2.733	(3.942)

Diluted earnings (loss) per ordinary shares (US$)	1.513	2.694	(3.942)

Weighted average number of shares related to options
and RSUs excluded from the diluted earnings per share
calculation because of anti-dilutive effect	65,534	251,868	69,005

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

U.	Comprehensive Income

For the years ended December 31, 2021, 2022 and 2023, comprehensive income equals net income.

V.	Fair Value Measurements

The Company's financial instruments consist mainly of cash and cash equivalents, marketable securities, trade and other receivables and trade accounts payable and other payable. The carrying amounts of these financial instruments, except for marketable securities, approximate their fair value because of the short maturity of these instruments. The fair value of marketable securities is presented in Note 4 to these consolidated financial statements. Assets held for severance benefits are recorded at their current cash redemption value.

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

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, marketable securities, trade receivables and assets held for employees’ severance benefits. Cash and cash equivalents balances of the Company, which are subject to credit risk, consist of cash accounts held with major financial institutions. Marketable securities consist of held to maturity marketable securities issued by highly rated corporations. As of December 31, 2022 and 2023, the ratings of the securities in the Company's portfolio was at least A-. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations). The Company closely monitors extensions of credit and has never experienced significant credit losses.

(2)	Significant customers

The Company's top two ultimate customers accounted for approximately 30% of its revenues in 2023. In addition, out of the trade receivable as of December 31, 2023, an amount of US$ 14,265 thousand is due to one customer. The Company expects that a small number of customers will continue to account for a significant portion of its revenues for the foreseeable future. See Note 13.

X.	Liabilities for loss contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Y.	New accounting pronouncements

Recently issued accounting pronouncements, not yet adopted.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This guidance is intended to enhance the transparency and decision-usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to disclosure regarding rate reconciliation and income taxes paid both in the U.S. and in foreign jurisdictions. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements disclosures.

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting: Improvements to Reportable Segment Disclosures”. This guidance expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets.

Public entities with a single reportable segment are required to provide the new disclosures and all the disclosures required under ASC 280. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments are required to be applied retrospectively to all prior periods presented in an entity’s financial statements. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements related disclosures.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Cash and Cash Equivalents
	December 31
	2022	2023
	US$ thousands

Cash	24,016	42,009
Cash equivalents *	6,718	4,963
	30,734	46,972

*	Comprised mainly of bank deposits in USD as at December 31, 2022 and 2023 carrying a weighted average interest rate of 3.10% and 4.57%, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 4 - Marketable Securities

The Company's investment in marketable securities as of December 31, 2022 and 2023 are classified as ''held-to-maturity'' and consist of the following:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding	Aggregate
	cost basis**	gains	(losses)	fair value*
	US$ thousands
At December 31, 2023
Held to maturity:
Corporate debt securities and government debt securities
Current	8,022	-	(121)	7,901
Non-Current (1 to 3 years)	16,742	-	(558)	16,184
	24,764	-	(679)	24,085

At December 31, 2022
Held to maturity:
Corporate debt securities and government debt securities
Current	4,038	-	(111)	3,927
Non-Current (1 to 4 years)	15,283	-	(1,214)	14,069

	19,321	-	(1,325)	17,996

*	Fair value is being determined using Level 2 inputs.
**	Including accrued interest in the amount of US$ 138 thousand and US$ 188 thousand as of December 31, 2022 and 2023, respectively.
The accrued interest is presented as part of other receivables on the balance sheet.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 4 - Marketable Securities (Cont’d)
Activity in marketable securities in 2023 and 2022	US$ thousands

Balance at January 1, 2022	32,266

Purchases of marketable securities	3,998
Changes in marketable securities, net	(914)
Proceeds from maturity of marketable securities	(16,029)

Balance at January 1, 2023	19,321

Purchases of marketable securities	9,623
Changes in marketable securities, net	(180)
Proceeds from maturity of marketable securities	(4,000)

Balance at December 31, 2023	24,764

The following table summarizes the gross unrealized losses or gains on investment securities and the fair value of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss or gain position, at December 31, 2023:

	Less than 12 months		12 months or more		Total
Held to maturity:	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value

Corporate debt securities and government debt securities	(99)	8,690	(580)	15,395	(679)	24,085

The unrealized losses or gains on the investments were caused by changes in interest rate. The Company has the ability and intent to hold these investments until maturity and it is more likely than not that the Company will not be required to sell any of the securities before recovery.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Other Receivables

	December 31
	2022	2023
	US$ thousands

Advances to suppliers	421	136
Government authorities	1,437	2,030
Prepaid expense	936	829
Other receivables	826	693
	3,620	3,688

Note 6 - Inventories

	December 31
	2022	2023
	US$ thousands

Raw materials and components	71,861	36,979
Products in process	12,417	9,189
Finished products	3,707	5,339
	87,985	51,507

In the years ended December 31, 2021, 2022 and 2023, the Company recorded inventory write-downs in the amount of US$ 5,246 thousand, US$ 3,002 thousand and US$ 6,433 thousand, respectively.

Note 7 - Property, Plant and Equipment, Net

	December 31
	2022	2023
	US$ thousands

Machinery and equipment	19,298	20,460
Office furniture and equipment	1,190	1,229
Leasehold improvements	3,472	3,547

Property, plant and equipment	23,960	25,236

Accumulated depreciation	(19,472)	(21,684)

Property, Plant and equipment, net	4,488	3,552

Depreciation expense for the years ended December 31, 2021, 2022 and 2023 were US$ 2,009 thousand, US$ 2,208 thousand and US$ 2,212 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 8 - Intangible Assets

		December 31
		2022	2023
	Useful life	US$ thousands
Original cost:
Capitalization of software development costs	8	9,081	4,909
Licenses	3	633	633
		9,714	5,542
Accumulated amortization:
Capitalization of software development costs		2,431	2,695
Licenses		573	594
		3,004	3,289

Intangible assets, net:
Capitalization of software development costs		6,650	2,214
Licenses		60	39
		6,710	2,253

Amortization expense for the years ended December 31, 2021, 2022 and 2023 were US$ 428 thousand, US$ 207 thousand and US$ 285 thousand, respectively. The estimates amortization of capitalized software development costs in relation to developments that were available for general release to customers, as of December 31, 2023, are US$ 303 thousand in 2024, US$ 451 thousand in 2025 and US$ 501 thousand in each of the years 2026 through 2028. The Company recorded an impairment loss of US$ 5,264 thousand in the year ended December 31, 2023, for two capitalization of software development costs projects, that will no longer be utilized by the Company. The impairment was recorded in cost of sales.

Note 9 - Other accounts payable and accrued expenses

	December 31
	2022	2023
	US$ thousands

Accrued expenses	2,338	2,008
Employee benefits	5,958	3,675
Government authorities	663	520
Other payables	682	465
	9,641	6,668

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 - Leases

A.	The components of operating lease cost for the year ended December 31, 2021, 2022 and 2023 were as follows:

	Year ended December 31
	2021	2022	2023
	US$ thousands
Operating lease costs (mainly plant and offices)	1,921	1,872	1,799
Variable lease payments not included in the lease liability	8	62	103
Short-term lease cost	278	273	248
Total operating lease cost	2,207	2,207	2,150

B.	Supplemental cash flow information related to operating leases was as follows:

	Year ended December 31
	2021	2022	2023
	US$ thousands
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	1,887	1,847	1,662
Right-of-use assets obtained in exchange for lease liabilities (non-cash):
Additions of operating leases	451	1,269	388
Termination of operating leases	-	-	(620)

C.	Supplemental balance sheet information related to operating leases was as follows:

	December 31
	2022	2023
	US$ thousands
Operating leases:
Operating leases right-of-use	8,441	6,466

Current operating lease liabilities	1,549	2,070
Non-current operating lease liabilities	6,291	3,877
Total operating lease liabilities	7,840	5,947

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 - Leases (cont’d)
D.	Supplemental balance sheet information related to operating leases was as follows (cont’d):

	December 31
	2022	2023
	US$ thousands

Weighted average remaining lease term (years)	7.7	5.8

Weighted average discount rate	2.9%	2.3%

E.	Future lease payments under non-cancellable leases as of December 31, 2023 were as follows:

December 31, 2023
US$ thousands

2024	1,346
2025	1,100
2026	981
2027	797
2028	771
After 2028	1,413
Total operating lease payments	6,408
Less: imputed interest	(461)
Present value of lease liabilities	5,947

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 - Assets Held and Liability for Employees' Severance Benefits

A.	Under Israeli law and labor agreements, Silicom is required to make severance payments to retired or dismissed employees and to employees leaving employment in certain other circumstances.

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

D.
Expenses recorded with respect to employees' severance payments for the years ended December 31, 2021, 2022 and 2023, mainly attributed to Section 14, were US$ 1,104 thousand, US$ 1,194 thousand and US$ 878 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity

Capital and reserves

On May 2, 2019, the Company's Board of Directors authorized and began implementation of a one-year share repurchase plan to repurchase up to $15 million of the Company's ordinary shares. On April 30, 2020 the Company's Board of Directors authorized another one-year share repurchase plan allowing the Company to invest up to $15 million to repurchase its ordinary shares. This plan has begun as the previously announced $15 million one-year share repurchase plan was completed. On April 29, 2021 the Company's Board of Directors authorized another one-year share repurchase plan allowing the Company to invest up to $15 million to repurchase its ordinary shares. This plan has begun as the previously announced $15 million one-year share repurchase plan was completed. On May 1, 2023, the Company's Board of Directors authorized another one-year share repurchase plan allowing the Company to invest up to $15 million to repurchase its ordinary shares. This plan began on May 8, 2023. Repurchases may be made in the open market and will be in accordance with applicable securities laws and regulations. The timing and amount of each repurchase transaction may depend on a variety of factors. The share repurchase plan does not obligate the Company to acquire any specific number of ordinary shares and may be suspended or terminated at any time at management’s discretion.

Share based compensation

A.
On October 21, 2013, the Board resolved to adopt the Global Share Incentive Plan (2013) (the "2013 Plan") and to reserve up to 500,000 ordinary shares for issuance under the 2013 Plan to employees, directors, officers and consultants of the Company or of any subsidiary or affiliate of the Company. In January 2018, our Board approved the increase of the number of ordinary shares reserved for issuance under the 2013 Plan by 600,000 additional ordinary shares, and on January 27, 2022, the Board increased the number of our ordinary shares available for issuance by an additional 750,000 Ordinary. In October 2023, the Board approved the extension of our Global Share Incentive Plan (2013) by an additional ten years. Grants under the 2013 Plan, whether as options, restricted stock units, restricted stock or other equity based awards, including their terms, are subject to the Board of Directors' approval. Grants to directors and certain other officers are generally subject to the approvals of the Compensation Committee as well as Board of Directors, and grants to directors or a CEO (and under certain circumstances certain other officers) will also have to be approved by the Shareholders.

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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

C.	During 2020, 2022 and 2023, the Company granted 86,000, 16,000 and 86,000 RSUs respectively to certain of its directors, employees and consultants under the 2013 Plan. In relation to those grants:

1.	The vesting period of the RSUs ranges between 2 to 3 years from the date of grant.

2.	The fair value of RSUs is estimated based on the market value of the Company’s stock on the date of grant, less an estimate of dividends that will not accrue to RSUs holders prior to vesting.

3.	The Company recognizes compensation expenses on these RSUs based on estimated grant date fair value, assuming that no dividend yield is expected in any of the years.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

D.	On January 31, 2019, the Company granted, in the aggregate, 141,928 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:

1.
The exercise price for the options (per ordinary share) was US$ 33.83 and the Option expiration date was the earlier to occur of: (a) January 31, 2027; and (b) the closing price of the shares falling below US$ 16.92 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant. As of December 31, 2023, all such outstanding options have expired by their terms.

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

1.
The exercise price for the options (per ordinary share) was US$ 32.54 and the Option expiration date was the earlier to occur of: (a) June 8, 2028; and (b) the closing price of the shares falling below US$ 16.27 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant. As of December 31, 2023, all such outstanding options have expired by their terms.

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

1.
The exercise price for the options (per ordinary share) was US$ 41.84 and the Option expiration date was the earlier to occur of: (a) June 3, 2029; and (b) the closing price of the shares falling below US$ 20.92 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant. As of December 31, 2023, all such outstanding options have expired by their terms.

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

1.
The exercise price for the options (per ordinary share) was US$ 47.98 and the Option expiration date was the earlier to occur of: (a) January 27, 2030; and (b) the closing price of the shares falling below US$ 23.99 at any time after the date of grant and remains at such price or at a lower price for a period of at least 30 days. The options vest and become exercisable on the second anniversary of the date of grant. As of December 31, 2023, all such outstanding options have expired by their terms.

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

1.
The exercise price for the options (per ordinary share) was US$ 35.69 and the Option expiration date was the earlier to occur of: (a) June 7, 2030; and (b) the closing price of the shares falling below US$ 17.85 at any time after the date of grant and remains at such price or at a lower price for a period of at least 30 days. The options vest and become exercisable on the second anniversary of the date of grant. As of December 31, 2023, all such outstanding options have expired by their terms.

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

1.
The exercise price for the options (per ordinary share) was US$ 34.90 and the Option expiration date was the earlier to occur of: (a) July 1, 2030; and (b) the closing price of the shares falling below US$ 17.45 at any time after the date of grant and remains at such price or at a lower price for a period of at least 30 days. The options vest and become exercisable on the second anniversary of the date of grant. As of December 31, 2023, all such outstanding options have expired by their terms.

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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

J.	On June 14, 2023, the Company granted, in the aggregate, 137,911 options to certain of its employee under the 2013 Plan. In relation to this grant:

1.
The exercise price for the options (per ordinary share) was US$ 35.12 and the Option expiration date was the earlier to occur of: (a) July 1, 2031; and (b) the closing price of the shares falling below US$ 17.56 at any time after the date of grant and remains at such price or at a lower price for a period of at least 30 days. The options vest and become exercisable on the second anniversary of the date of grant. As of December 31, 2023, all such outstanding options have expired by their terms.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Monte Carlo option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	3.91%
Expected dividend yield	0.0%
Average expected volatility (b)	41.78%
Termination rate	7%
Suboptimal factor (c)	2.76

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.

(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.

(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

K.	The following table summarizes information regarding stock options as at December 31, 2023:

	Options outstanding		Options exercisable
		Weighted average		Weighted average
		remaining		remaining
Exercise price	Number	contractual life	Number	contractual life
US$	of options	(in years)	of options	(in years)
33.27	10,148	2.3	10,148	2.3

The aggregate intrinsic value of options outstanding as of December 31, 2022 and 2023 is US$ 3,457 thousand and US$ 0 thousand, respectively.

The aggregate intrinsic value of options exercisable as of December 31, 2022 and 2023 is US$ 2,887 thousand and US$ 0 thousand, respectively.

The total intrinsic value of options exercised during the year ended December 31, 2022 and 2023, is US$ 600 thousand and US$ 401 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

L.	The stock option activity under the abovementioned plans is as follows:

		Weighted	Weighted
	Number	average exercise	average grant date
	of options	price	fair value
		US$	US$

Balance at January 1, 2021	590,047

Granted	133,925	41.84	16.62
Exercised	(132,702)	34.01	12.85
Forfeited	(11,749)	35.79	15.39

Balance at December 31, 2021	579,521

Granted	198,174	40.82	15.13
Exercised	(66,298)	33.09	13.21
Forfeited	(50,335)	41.67	15.75

Balance at December 31, 2022	661,062

Granted	137,911	35.12	15.84
Exercised	(45,474)	29.91	12.33
Forfeited	(14,256)	40.40	15.90
Expired	(729,095)	37.80	15.05

Balance at December 31, 2023	10,148
Exercisable at December 31, 2023	10,148

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

M.	The Restricted Share Units activity under the abovementioned plans is as follows:

		Weighted
	Number of	average
	Restricted	grant date
	Share Units	fair value
		US$

Balance at January 1, 2021	86,000

Granted	-
Vested	-

Balance at December 31, 2021	86,000

Granted	16,000	43.02
Forfeited	(2,000)	35.33
Vested	(43,000)	35.33

Balance at December 31, 2022	57,000

Granted	86,000	36.24
Forfeited	(8,000)	36.24
Vested	(41,000)	35.33

Balance at December 31, 2023	94,000

The aggregate intrinsic value of RSUs outstanding as of December 31, 2022 and December 31, 2023 is US$ 2,403 thousand and US$ 1,701 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

N.	During 2021, 2022 and 2023, the Company recorded share-based compensation expenses. The following summarizes the allocation of the stock-based compensation expenses:

	Year ended December 31
	2021	2022	2023
	US$ thousands

Cost of sales	480	638	428
Research and development costs	1,011	1,454	1,423
Selling and marketing expenses	697	774	747
General and administrative expenses	674	711	755

	2,862	3,577	3,353

As of December 31, 2023, there were US$ 4,234 thousand of unrecognized compensation costs related to stock options and RSUs to be recognized over a weighted average period of 1.42 years.

The total tax benefit recognized in the consolidated statements of operations related to share based compensation expenses amounted to US$ 40 thousand and US$ 81 thousand for the year ended December 31, 2022 and December 31, 2023.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Geographic areas and major customers

A.	Information on sales by geographic distribution:

The Company has one operating segment.

Sales are attributed to geographic distribution based on the location of the ultimate customer:

	Year ended December 31
	2021	2022	2023
	US$ thousands

USA	88,556	107,908	103,985
North America - other	964	836	1,442
Israel	9,936	13,586	7,560
Europe	19,383	20,715	8,048
Asia-Pacific	9,621	7,537	3,096

	128,460	150,582	124,131

B.	Sales to single ultimate customers exceeding 10% of sales (US$ thousands):

	Year ended December 31
	2021	2022	2023
	US$ thousands

Customer "A"	3,439	3,733	26,808
Customer "B"	19,184	22,926	11,018

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Geographic areas and major customers (cont'd)
C.	Information on Long-Lived Assets - Property, Plant and Equipment and ROU assets by geographic areas:

The following table presents the locations of the Company’s long-lived assets as of December 31, 2022 and 2023:

	Year ended December 31
	2022	2023
	US$ thousands

North America	827	626
Europe	224	153
Israel	11,878	9,239

	12,929	10,018

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 14 - Financial Income (Expenses), Net

	Year ended December 31
	2021	2022	2023
	US$ thousands

Interest income	927	230	1,254
Exchange rate differences, net	(1,031)	2,308	163
Bank charges	(48)	(74)	(45)

	(152)	2,464	1,372

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

1.
On December 29, 2010, the Knesset approved the Economic Policy Law for 2011-2012, which includes an amendment to the Law for the Encouragement of Capital Investments – 1959 (hereinafter – "the Amendment to the Law"). The Amendment to the Law is effective from January 1, 2011, and its provisions will apply to preferred income derived or accrued in 2011 and thereafter by a Preferred Company, per the definition of these terms in the Amendment to the Law.

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
On December 29, 2016, the Israeli Parliament (the "Knesset") enacted the "Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016" in which the Law was also amended (hereinafter: “the Amendment”). The Amendment added new tax benefit tracks for a “preferred technological enterprise” and a “special preferred technological enterprise” which award reduced tax rates to a technological industrial enterprise for the purpose of encouraging activity relating to the development of qualifying intangible assets.

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

On June 14, 2017, the Knesset Finance Committee approved "Encouragement of Capital Investment Regulations (Preferred Technological Income and Capital Gain of Technological Enterprise) – 2017" (hereinafter: “the Regulations”), which provides rules for applying the “preferred technological enterprise” and “special preferred technological enterprise” tax benefit tracks, including the Nexus formula that provides the mechanism for allocating the technological income eligible for the benefits.

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

Out of the Company’s retained earnings as of December 31, 2023, approximately US$ 48,135 thousand are tax-exempt, under our previous "Approved Enterprise" and "Benefited Enterprise" status. If such tax-exempt income is distributed as a dividend (including a liquidation dividend), it would be taxed at the regular corporate tax rate applicable to such profits (subject to a maximum rate of 25%) and an income tax liability of up to approximately US$ 12,034 thousand would be incurred as of December 31, 2023. The Company anticipates that any future dividends distributed pursuant to its dividend policy, will be distributed from income sources which will not impose additional tax liabilities on the Company. The Company intends to reinvest its tax-exempt income. Accordingly, no deferred tax liability has been recognized for income attributable to the Company’s previous "Approved Enterprise" or "Benefited Enterprise" status. If the Company was to declare a dividend from its tax-exempt income, an income tax expense would be recognized in the period a dividend is declared.

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

The federal corporate income tax rate is 21% and the state corporate tax is approximately 8% in average.

2.	The subsidiary Silicom Denmark is taxed according to the tax laws in Denmark, subject to corporate tax of 22%.

3.
The Company has not provided for Israeli income tax and foreign withholding taxes on US$ 18,317 thousand of its non-Israeli subsidiaries' undistributed earnings as of December 31, 2023. The earnings could become subject to tax if earnings are remitted or deemed remitted as dividends or upon sale of a subsidiary.

The Company currently has no plans to repatriate those funds and intends to indefinitely reinvest them in its non-Israeli operations. The unrecognized deferred tax liability associated with these temporary differences was approximately US$ 2,083 thousand at December 31, 2023.

E.	Tax assessments

1.	For the Israeli jurisdiction the Company has final tax assessments for all years up to and including the tax year ended December 31, 2017.

2.
For the US federal jurisdiction, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2019. For the New Jersey and California state jurisdictions, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2018. For the New York and Texas state jurisdictions, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2019. For the Virginia, Tennessee, and New Mexico state jurisdictions, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2020. For the Illinois state jurisdiction, Silicom Inc. has open tax assessments for the years 2020 through 2023.

3.	For the Danish jurisdiction, Silicom Denmark has final tax assessments for all years up to and including the tax year ended December 31, 2019.

4.	The balance of the operating loss carryforwards as of December 31, 2023, is US$ 3,466 thousand.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont'd)
F.	Income (loss) before income taxes and income taxes expense (benefit) included in the consolidated statements of operations

	Year ended December 31
	2021	2022	2023
	US$ thousands

Income (loss) before income taxes:
Israel	7,486	17,915	(30,101)
Foreign jurisdictions	5,419	4,475	2,799
	12,905	22,390	(27,302)

Current taxes:
Israel	1,281	1,765	201
Foreign jurisdictions	1,192	1,198	921
	2,473	2,963	1,122

Current tax (benefits) expenses relating
to prior years:
Israel	(10)	(215)	(10)
Foreign jurisdictions	(147)	158	(116)
	(157)	(57)	(126)

Deferred taxes:
Israel	174	1,114	(1,857)
Foreign jurisdictions	(126)	64	(28)
	48	1,178	(1,885)

Income tax expense (benefit)	2,364	4,084	(889)

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont’d)

G.	Deferred tax assets and liabilities

The tax effects of significant items comprising the Company’s deferred tax assets and liabilities are as follows:

	December 31	December 31
	2022	2023
	US$ thousands	US$ thousands

Deferred tax assets:
Accrued employee benefits	362	266
Research and development costs	1,380	1,065
Operating loss carryforwards	-	306
Share based compensation	391	338
Intangible assets	163	117
Operating lease liabilities	693	446
Goodwill*	-	382
Other	54	39
Total deferred tax assets	3,043	2,959

Deferred tax liabilities:
Intangible assets	(357)	(161)
Goodwill*	(1,511)	-
Operating leases right-of-use, net	(747)	(485)
Total deferred tax liabilities	(2,615)	(646)

Net deferred tax assets	428	2,313

In Israel	502	2,359
Foreign jurisdictions	(74)	(46)
Net deferred tax assets	428	2,313

Non-current deferred tax assets	502	2,359
Non-current deferred tax liabilities	(74)	(46)

* The recognized goodwill is deductible for income tax purposes for 10 years.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont'd)
H.	Reconciliation of the statutory tax expense to actual tax expense

	Year ended December 31
	2021	2022	2023
	US$ thousands

Income (loss) before income taxes	12,905	22,390	(27,302)
Statutory tax rate in Israel	23.0%	23.0%	23.0%
	2,968	5,150	(6,279)

Increase (decrease) in taxes resulting from:
Non-deductible operating expenses	395	566	4,308
Prior years adjustments	(157)	(57)	(126)
Tax effect due to "Preferred Enterprise" status	(577)	1,949	784
Statutory rate differential	(86)	168	221
Other	(179)	206	203

Income tax expense (benefit)	2,364	4,084	(889)

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

During 2021, 2022 and 2023 the Company and its subsidiaries did not have any significant unrecognized tax benefits and thus, no related interest and penalties were accrued.

In addition, the Company and its subsidiaries do not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Goodwill

The Company operates as one reporting unit. Goodwill assigned to the Company's reporting unit is tested for impairment at least annually, and whenever there are triggering events that create a situation where goodwill is more likely than not impaired.

As of December 31, 2023, the annual impairment test indicated that the carrying amount of the Company's reporting unit exceeded the Company's market capitalization, which was primarily due to the significant decline in the Company's stock price during the fourth quarter of 2023. The assessment of goodwill impairment is based on the market capitalization of the Company, using quoted market prices of the Company’s stock.

Consequently, for the year ended December 31, 2023, the Company deemed its entire goodwill of US$ 25,561 thousand impaired and recorded an impairment charge of US$ 25,561 thousand. For the years ended December 31, 2021 and 2022, the Company did not record any impairment charge of goodwill.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Subsequent Events

In March 2024, the Company’s compensation committee and board of directors, respectively, has approved the grant of a total of 410,714 options and 2,969 RSUs under the Global Share Incentive Plan (2013) (as extended on October 26, 2023), of which options and RSUs granted to directors and office holders are subject to the approval of the Annual General Meeting, which is currently scheduled to convene no later than June 2024, as prescribed under the Israeli Companies Law, 1999 and the Company's Amended and Restated Articles of Association.