Form 20-F
period 2024-12-31
SILICOM LTD.
filed 2025-04-29
CIK 916793

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

 5,766,286

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

Table of Contents

PART I.		3
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS	3
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	3
ITEM 3.	KEY INFORMATION	3
A.	[Reserved]	3
B.	Capitalization and indebtedness	3
C.	Reason for the offer and use of proceeds	3
D.	Risk Factors	3
ITEM 4.	INFORMATION ON THE COMPANY.	31
A.	History and Development of the Company	31
B.	Business Overview	32
Principal Markets		34
Manufacturing and Suppliers		35
Marketing Channels		36
Patents and Licenses		38
Competition		39
Governmental Regulation Affecting the Company		40
C.	Organizational Structure	41
ITEM 4A.	UNRESOLVED STAFF COMMENTS	42
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	43
Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets		47
C.	Research and development, patents and licenses, etc.	49
E.	Critical Accounting Estimates	52
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	54
A.	Directors and Senior Management	54
B.	Compensation	56
Board of Directors		61
External Directors		61
Audit Committee		66
Compensation Committee		68
D.	Employees	74
E.	Share Ownership	75
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	76
A.	Major Shareholders	76
B.	Related Party Transactions	77
ITEM 8.	FINANCIAL INFORMATION	79
A.	Consolidated Statements and Other Financial Information	79
B.	Significant Changes	79

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

•	The political environment and hostilities in Israel could harm our business.

•	Many of our employees in Israel are required to perform military reserve duty.

•	The U.S. trade tariffs implemented by President Trump may increase the costs of importing our products into the U.S, which could potentially reduce profit margins and affect our competitive position.

Risks Related to our Ordinary Shares

•	We may experience a decline in our share price, including during periods of uncertainty in global economic conditions, and there is no guarantee that our share price will remain stable or not decline.

•	If we are characterized as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may suffer adverse tax consequences.

General Risk Factors

•	Unfavorable or unstable economic conditions in the markets in which we operate could have a material adverse effect on our business, financial condition, or operating results.

•	Loss of our sources for certain key components could harm our operations.

•	The markets for our products change rapidly and demand for new products is difficult to predict.

•	We may need to invest significantly in research and development and business development in order to diversify our product offering and enter new markets.

•	Our short lead time of customer orders introduces uncertainty into our revenues and severely limits our ability to accurately forecast future sales.

•	The fluctuations in components' lead time and price may adversely affect our business.

•	The decrease in demand for basic/standard server adapters may adversely affect our business.

•	The loss or ineffectiveness of any of our key customer relationships or a reduction of purchase orders by such customers may have a material adverse effect on our operations and financial results.

•	We are dependent on key personnel.

•	We may not be able to protect our intellectual proprietary rights.

•	Inability to cooperate with and receive information from our key component manufacturers could affect our ability to develop new products.

•	We may make acquisitions or pursue mergers that could disrupt our business and harm our financial condition.

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

Once we secure a Design Win, we may not be able to properly capitalize on such Design Win. For example, we may not receive revenues from a Design Win due to the customer deciding to hold back the introduction of its product or service, of which our Design Win product is a component, to the market. Additionally, the Design Win client may decide to abandon the use of our product or use an alternate source. For instance, a client may alter their operations processes, so that even after we have achieved a Design Win with that client, it will outsource certain parts of its purchasing decision-making to third-parties. Such changes in operations processes would require us to seek an additional Design Win with the third-party provider in addition to the Design Win we already achieved in the past with that client, rather than continue selling the products per the initial Design Win, and if we are unsuccessful in achieving such additional Design Win, our sales would be negatively affected. Additionally, the Design Win client could shift its business focus away from the solutions that we had previously sold towards solutions in areas in which we do not operate. Alternatively, we may experience delays in receiving revenues from a Design Win due to circumstances unrelated to us, such delays may stem from delays in the deployment of the customer's product/service in the market. Delays may also lead to a request by the customer to change the specifications of our product due to changes in industry standards and/or market requirements. There is no assurance that we will be able to secure a Design Win for the product with the new specifications. A customer may also experience a lower demand than forecasted by the customer at the time of securing the Design Win for its product/service, which will accordingly affect its demand for our Design Win product. Our supply chain might be affected by the current conflicts in the Middle East, including the wars between Israel and Hamas, Hezbollah in Lebanon and additional potential rounds of conflict between Israel and Iran, and the wider consequences, such as extensive cancellation and disruption of flights and shipments to and from Israel. Our Supply chain might also be affected by other factors, such as any hostilities which could break out between China and Taiwan in the future, or new restrictions relating to the spread of pandemics in various geographies globally. Extended delays in materialization of revenue from Design Wins, as mentioned above, might be caused by the war in Ukraine and related business disruptions and sanctions, as well as U.S. restrictions on certain trade with China.

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

While we believe that we address the above needs with a comprehensive suite of products, many factors may affect the market acceptance of cloud-based and cloud-focused solutions, the achievement of Design Wins relating to such solutions, the consummation of Design Wins achieved by us and/or the acceptance of products incorporated into such solutions. Some of these factors include the possibility of seeing a reduction in the number of physical servers and appliances required by the providers of cloud based or virtualized solutions, or the evolving of different architecture designs which provide for functionality which our products offer without the need for our products or the failure of the market to adopt technologies which had previously been expected to be widely adopted by the market. While we have recently announced a 6-year plan under which we have, among other things, ceased certain non-core product lines, and are  expanding into a more diversified scale of accounts, there is no guarantee that we have accurately predicted, or will continue to accurately predict, anticipated revenues which may be generated, our growth potential, our operations, including our inventory levels, and our financial results as a result of the factors mentioned above.

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

With the evolution of the NFV and SD-WAN, most Telcos and service providers have begun seeking solutions which utilize CPEs for the deployment of SD-WAN or other applications within an NFV architecture. We believe that our CPE products address the requirements of such Telcos and service providers’ needs and requirements, and in recent years we secured several Design Wins for such products.

While we believe that we address the above needs with a comprehensive suite of products, many factors may affect the market acceptance of such solutions and our ability to secure Design Wins and/or awards in this market. Some of these factors include our relatively limited experience in transacting with such Telcos and service providers, the possible offering of a wider selection of products by some of our competitors, or the possible offering by our competitors of products which include wider, better suited or more advanced features than the ones included in our products. Additional factors may also include the development of technologies with which our current products may not be compatible, and the price expectations of such Telcos and service providers which may require us to offer our products for lower prices in order to better position ourselves in the market, or remain competitive, thus leading to lower gross profit, which in turn may have an adverse effect on our financial results. Additionally, we cannot provide any assurance that our 6-year plan will successfully address these, or other changes in the market.

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

We target and sell our networking and data infrastructure solution products to customers mainly in the original equipment manufacturing (“OEMs”), Cloud, Telco Mobile and related service providers markets. We usually sell our products to such customers after achieving Design Wins, which are secured after a process which ends with the implementation of our products in our customers’ systems or their deployment within the relevant customer’s network. Securing Design Wins is a lengthy, time-consuming process, which involves the decision-making process of our customers, which usually includes several time-consuming processes as well, resulting from the critical importance of our products in our customers’ systems or networks. Our customers usually need to define the required configuration of their server system, appliance or network, define the needed solution and the type of products that will address their need, evaluate our products, test and qualify our products for their use and then (or in parallel) negotiate the terms for a purchase. This process is lengthy and may result in investing twelve months or more from the time we first contact a prospective customer before such customer implements our products in its system, appliance or network, constituting what is known as a Design Win. The decision-making process may further be impacted by macro-economic factors such as high interest rates and the global economic slowdown, which may put pressure on companies seeking to make significant investments in infrastructure. Additionally, once a Design Win for one of our products is secured, our sales of these products typically involve significant capital investment decisions by the customer or its prospective end customers, as well as a significant amount of time to educate such end customers as to the benefits of systems and appliances that include our products. As a result, before initiating the deployment of our products within their infrastructure, and before purchasing systems and appliances, which include our products (and consequently facilitating sales of our products), our potential customers usually invest a substantial amount of time performing internal reviews and obtaining capital expenditure approvals, thereby lengthening the period of time required for a Design Win to mature into consistent sales. These long sale cycles make it difficult to predict when and to what extent, discussions with potential customers will materialize into sales and could cause our revenue and operating results to fluctuate widely from period to period. Furthermore, once a Design Win has been secured, the ramp-up of sales under the Design Win is dependent on various factors which are not under our control and which may result in significant quarterly, or even annual, fluctuations in the sale rates of our products. These, together with the macro-economic factors described earlier, may have an adverse impact on our ability to accurately predict the ramp-up of sales of our products, which may have an adverse effect on our backlog estimates, actual sales and results of operations.

In addition, we are required to allocate significant resources in order to compete for the achievement of Design Wins. Since there is no guarantee that we will be successful in achieving such Design Wins or that secured Design Wins will materialize into consistent sales in the competitive and rapidly evolving market in which we operate. Unsuccessful efforts to secure or materialize Design Wins may lead to substantial increases in our expenditures, cause impairment of intangible assets and related write-offs, divert the attention of our sales force and management from other business opportunities, and could ultimately have a material adverse effect on our business, results of operations and financial condition.

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

Certain customers may become significant to us. In some cases, a customer will place orders for our products under several Design Wins for the purpose of integrating our products into other systems. In other cases, a customer, especially, but not limited to, those active in the Cloud, Telco, Mobile and related markets, will place very significant orders for a single Design Win with us. Difficulties in the fulfillment of such customers’ financial obligations towards us may expose us to credit risks, may have a material adverse effect on our business, including on our ability to consummate the collection of consideration payable by, or invoiced to, such customer in connection with the Design Wins under which such customer placed orders, may lead to financial losses, may increase our collection expenses, may lead to excess inventory levels, may lead to significant write-offs, may cause legal disputes, may delay the consummation of the relevant Design Win and may ultimately lead to the reduction in the volume of orders placed under such Design Win, or even lead to the cancellation thereof. This may have a material adverse effect on our business, financial condition, and results of operations.

We may not be successful in achieving and consummating Design Wins for our products for the Cloud, Telco, Mobile and the service providers markets, which have constituted a main source of growth.

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

While we are generally required to fill orders for our products within one or two weeks following the receipt of a firm purchase order, we are usually required to place orders of certain components for our products within sixteen to twenty weeks prior to delivery, and more recently, in many cases, even earlier, where the global supply chains are affected by the external disruptions, such as the recent attacks by the Houthi militia on Red Sea shipping lanes, and this could be further exacerbated should hostilities break out in the future, between China and Taiwan. As a result, we must have a significant amount of components in our inventory to be able to meet our best forecasts of projected purchase orders as opposed to on the basis of firm purchase orders. In the event that firm purchase orders are significantly lower than such forecasts, a significant part of our inventory will not be used and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls and in the event that firm purchase orders exceed such forecasts, we will not be able to fulfill such purchase orders which may lead to the loss of business.

Risks Related to Operations in Israel and Internationally

The dollar cost of our operations in Israel may increase to the extent any increases in the rate of inflation in Israel are not offset by a devaluation of the NIS in relation to the dollar.

Inflation in Israel increased during 2024 and was 3.2% on an annualized basis. Any increase in the rate of inflation in Israel, unless the increase is offset on a timely basis by a devaluation of the NIS in relation to the dollar, may increase labor and other costs, such as our property lease agreements, which will increase the dollar cost of our operations in Israel and may harm our results of operations.

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

We received grants from the Government of Israel through programs with the former Office of the Chief Scientist of the Israeli Ministry of Economy and Industry (currently known as the Israel Innovation Authority, or the “IIA”) under the Israeli Law for the Encouragement of Industrial Research, Development and Technological Innovation, 1984, and related regulations (the “R&D Law”).

The R&D Law and the IIA impose certain limitations with respect to transfer of manufacturing rights and know-how, as well as to change of control in companies which receive government funding from the IIA. Under the IIA rules, the IIA needs to be notified of any offering and the IIA grants and attendant restrictions need to be disclosed in any applicable prospectus. Companies which received governmental funding from the IIA are also subject to obligations to receive approval and in certain situations to increased payment obligations with respect to outsourcing or transferring development or manufacturing activities with respect to any product or technology developed using IIA funding outside of Israel, which may impair our ability to sell such technology assets outside of Israel or to outsource, transfer development, or manufacturing activities with respect to any such product or technology outside of Israel, or impose difficulties in consummation of a change of control in the Company.

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

On October 7, 2023, an unprecedented attack was launched against Israel by terrorists from the Hamas terrorist organization that infiltrated Israel’s southern border from the Gaza Strip and in other areas within the state of Israel attacking civilians and military targets while simultaneously launching extensive rocket attacks on the Israeli population. In response, the Security Cabinet of the State of Israel declared war against Hamas. To date, the State of Israel continues to be at war with Hamas.

Following the attack by Hamas on Israel’s southern border, Hezbollah, a terrorist organization in Lebanon also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon and in October 2024, the Israeli military initiated a ground operation in Lebanon, primarily near the Israel-Lebanon border. As of the end of November 2024, Israel entered into a ceasefire agreement with Hezbollah, but there are no guarantees as to whether the agreement will hold or whether further hostilities will resume.

In April and October 2024, Iran launched missile and unmanned aerial vehicle, or UAV, attacks on Israel. Most of the missiles and UAVs were intercepted by Israel’s defense systems, with support from the United States, United Kingdom and other countries, including regional allies, preventing significant damage and resulting in no casualties. Despite the successful interceptions, the attacks posed an elevated threat to Israel’s security.

In December 2024, Ba’athist Syria, led by President Bashar al-Assad, collapsed during a major offensive by opposition forces made up of several competing rebel groups. In response, the Israeli Defense Forces took control over a United Nations-designated buffer zone over Mount Hermon that separates Israel and Syria. Simultaneously, Israel conducted targeted military strikes against military assets in Syria, aiming to eliminate any chemical weapons storage sites that could be used by rebel groups and further weaken Iran’s operational capabilities in the region. While the transitional government of Syria has indicated that it is interested in reconstruction and stability rather than a continuation of conflicts with Israel, there are no guarantees that there will be no future escalation of hostilities or that Syria will not permit other neighboring countries to launch attacks at Israel from its territory.

It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank, as well as other hostile countries, such as Iran, will join the hostilities. Such hostilities may include terror and missile attacks. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

Our insurance policies do not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover its potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

Prior to the Hamas attack in October 2023, the Israeli government pursued extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel, including due to reluctance of foreign investors to invest or conduct business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. The risk of such negative developments has increased, and in some cases has been realized, in light of the recent Hamas attacks and the war against Hamas declared by Israel, regardless of the proposed changes to the judicial system and the related debate. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

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

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. To date, a small number of our  employees have been called for extended periods of active military duty. In addition, we rely on service providers located in Israel and has entered into certain agreements with Israeli counterparties. Employees of such service providers or contractual counterparties may be called for service in the current or future wars or other armed conflicts with Hamas and such persons may be absent from their positions for a period of time. To date, we have not been significantly impacted by any absences of our personnel or by absences of personnel of any of our service providers or counterparties located in Israel. However, military service call ups that result in absences of a significant number of our personnel or of those of our service providers or contractual counterparties in Israel, may disrupt our operations, and absences for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

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

The U.S. trade tariffs implemented by President Trump may increase the costs of importing our products into the U.S, which could potentially reduce profit margins and affect our competitive position.

The U.S. trade tariffs implemented by President Trump may challenge us, particularly concerning the increased costs associated with importing our finished products into the U.S. Initially set at 17%, these tariffs have been temporarily reduced to 10% during a 90-day pause announced on April 9, 2025.

Nevertheless, on April 11, 2025 a Presidential Memorandum “Clarification of Exceptions Under Executive Order 14257 of April 2, 2025, as amended”, or the Memorandum, was issued, in which products properly classified in the headings and subheadings of the Harmonized Tariff Schedule of the United States, or HTSUS listed in the Memorandum, were stated as being excluded from the tariffs. According to the HTSUS, we believe certain of our products such as NICs, Edge devices, acceleration cards, FPGA cards and others are covered by one of the classifications as products exempted from tariffs. Additionally, we are currently seeking advice regarding third party products we sell such as cables and transceivers.

However, to the extent the tariffs apply to some or all of our products, the additional cost on goods imported to the US, may affect our profit margins, and would effectively lead to a higher purchase price for our customers. Such an increase could drive our customers to seek local alternatives that do not carry the tariff burden, potentially decreasing the demand for our products and affecting our market share. Furthermore, the uncertainty and volatility introduced by these tariffs complicate decision making, planning and forecasting for our customers as well as for us, making it difficult to predict future costs and financial outcomes accurately.

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

Despite the recent steady decrease, inflation rates remain high relative to previous years in the markets in which we operate which may lead us to experience higher operating costs, as well as a decrease in demand. Our suppliers may raise their prices and, in the competitive markets in which we operate, we may not be able to make corresponding price increases to preserve our gross margins and profitability due to market conditions and competitive dynamics. Additionally, should we attempt to increase the price of any of our products, such increase may not be accepted by our customers. Further, high interest rates, and any increases in interest rates, may lead our customers, to experience higher financing costs, which may, in turn, negatively impact on investment decisions relating to networking infrastructures, thereby adversely affecting our business, financial condition and results of operations. In the event of a global recession or certain other economic conditions we may be forced to materially reduce our expenses. As a result, we may have difficulty achieving continued profitability during a protracted slowdown.

It is difficult to make accurate forecasts regarding our revenues for the near term. This is due to a challenging mixed-signal environment that is impacted both by the global economic slowdown and the continuing effects of the loosening of the supply chain (which has followed a long period of global component shortages, which resulted in customers building up significant inventories). The reversal of supply chain tightness, has resulted on occasion and may continue to result in customers drawing on their existing inventory stock and cancelling or postponing purchase orders, which could negatively affect our revenues. In addition, the negative effects of such trends could be exacerbated, for example, if we are unable to sell parts of our inventory, and/or in the event that component market prices fall below book value of inventories we hold, resulting in losses, due to devaluation of such held inventories. This could have an adverse effect on our costs and results of operations.

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

The markets for our products are characterized by rapidly changing technology and evolving industry standards. For example, the migration to higher line rate Ethernet solutions, the adaptation of new bus interfaces and increased use of emerging technologies such as Cloud, Virtualization, NFV, SD-WAN and 5G , may cause some of our customers to demand such new products and technologies. In the event that such customers decide to begin using new technologies, we may not be able to develop products for the new technologies in a timely manner. Such customers may also select competing products despite our ability to develop products incorporating new technologies.  For example, while we have in the past announced the securing of several Design Wins for our solutions, there is no assurance that our customers will continue to buy such solutions from us or that we will be able to generate significant sales in these areas in the long run. If we do not generate significant sales in these areas we may accumulate unusable inventory which can be used only with older technologies. We intend to continue investing in product and technology development, however there can be no assurance that we will be successful in the marketing of our current products and in developing, manufacturing and marketing enhanced and new products in a timely manner. Additionally, any decrease in the price of, or demand for, any of our products or solutions could have a material adverse effect on our business, results of operations and financial condition.

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

We conduct extensive research, development and engineering activities. Our efforts emphasize our view of the importance of and the need for the development of new products, cost reduction of current products, and enhancement of existing products in response to rapidly changing customer preferences, technologies, and industry standards. We cannot guarantee (i) the continued success of our efforts, (ii) that our products will continue to be widely accepted by the marketplace, (iii) that any of our ongoing development efforts will result in other commercially successful products, (iv) that such products will be released in a timely manner or at a competitive price, (v) that we will be able to respond effectively to technological changes or new product announcements by others, or (vi) that we will not be adversely affected by other external factors over which we have no control. Such difficulties may have a material adverse effect on our business, results of operations and financial condition.

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

In recent years, the market for electronic components, which we typically use in our products, has been demonstrating fluctuations in lead time and prices. Such fluctuations are led by some of the world’s leading vendors for such components and there is a risk that such fluctuations will impact our ability to deliver products to our customers or to maintain our margins on such products, should they affect components for which we cannot find a replacement in a timely manner or at a competitive price, and this may have an adverse effect on our business. Delays in lead time and fluctuations in price, may be further exacerbated by the periodic effects of other events over which we have no control, such as any hostilities which could break out between China and Taiwan in the future, or military conflicts involving or in proximity to, Israel.

The decrease in demand for basic/standard server adapters may adversely affect our business.

Over the past few years, we have seen a gradual decrease in demand for our basic server adapters. There is a risk that the actual decrease in demand would be faster than that projected by us. In addition, in case of a decrease in sales, we may accumulate unusable inventory. Any such decrease in the demand for our basic server adapters could have a material adverse effect on our business, results of operations and financial condition.

The possible cancellation and write-off of capitalized development projects may adversely affect our business.

Capitalized development projects may be cancelled and written-off due to a change in our strategy (such as that which occurred in 2023 where we discontinued two non-core programs as part of our new 6-year strategic plan), or due to our being unsuccessful in the market, or to other related triggers. Such cancellations may result in a significant one-time adverse effect on our results of operation.

The loss of a significant customer may have a material adverse effect on us.

We depend on a small number of customers for our products. Our top 3 ultimate customers in 2024 accounted for approximately 34% of our revenues in 2024 (out of which our top ultimate customer accounted for approximately 13% of our revenues in 2024). We expect that a small number of customers will continue to account for a significant portion of our revenues for the foreseeable future. Loss or cancellation of business from, significant changes in deliveries to, or decreases in the prices of products sold to, one or more of our key customers has, in the past, significantly reduced our revenues for a reporting period and could, in the future, harm our business, margins, results of operations, and financial condition.

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

Over five years after the World Health Organization declared COVID-19 a pandemic, COVID-19 and its variants have caused and may continue to cause waves of increased infections which may adversely impact economic activity. The extent to which a pandemic may ultimately impact our business will depend on future developments, which are highly uncertain and cannot be predicted, such as the geographical spread, duration of the outbreak, and the effectiveness of actions taken in Israel, the United States and other countries, to contain and treat the disease and address its impact. We, our suppliers and other business partners may experience significant impairment of business activities due to operational shutdowns or suspensions that may be requested or mandated by national or local governmental authorities or self-imposed by us, our suppliers or other business partners. We cannot predict whether, for how long, or the extent to which a pandemic and pandemic containment efforts may disrupt our supply chain and/or operations.

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

Our investment portfolio currently consists of debt securities which the Company classified on December 31, 2024, as "held-to-maturity." As of December 31, 2024, we hold approximately US$ 27.7 million in corporate debt securities and government debt securities.

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

 As of December 31, 2024, we were not required to adjust the carrying value of our investment securities. If we do experience such a loss, it will be recorded in our consolidated statement of operations, which could materially adversely impact our consolidated results of operations and financial condition.

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

The long-term consequences of the war between Israel and Hamas and the war between Israel and Hezbollah are currently unknown but may also impact our supply chain and expenses due to, for example, the possibility of certain countries severing diplomatic relations or imposing trade boycotts on Israel. We may incur additional expenses, adverse effects on sales, or experience delays in our supply chain and operations, as a result.

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

In November 2024, we were the subject of  a cyberattack originating from Iran. We took immediate action and activated the Company’s IT professionals and a third-party incident response team to evaluate and monitor the situation. We took all appropriate measures to ensure and successfully maintain the continued smooth operation of the company and its systems. While we do not currently believe that any damage to our systems or operations was caused by this attack, a significant invasion, interruption, destruction, or breakdown of our information technology systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. Our systems may be the target of cyber-attacks in the future, a risk that may be exacerbated to the extent our employees work from home and remotely access our IT networks. Future cyberattacks may result in business interruption, information theft, legal claims and liability, regulatory penalties and/or reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage either internally or at our third-party providers.  To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, including under data privacy laws such as the GDPR. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing the compromise and/or disruption of our information technology systems and related data.

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

Principal capital expenditures and divestitures

From January 1, 2024, to December 31, 2024, our capital expenditures totaled to approximately US$ 1,395  thousand (compared to US$ 1,276 thousand during 2023 and US$ 2,120 thousand during 2022), of which approximately US$ 1,379  thousand (compared to US$ 1,162 thousand during 2023 and US$ 1,993 thousand during 2022) can be attributed to machinery and equipment, and approximately US$ 16 thousand (compared to US$ 114 thousand during 2023 and US$ 127 thousand during 2022) can be attributed to office furniture and equipment and leasehold improvements. We have financed our capital expenditures from our available internal resources and expect to continue to finance our capital expenditures in a similar manner in 2025.

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

Smart Cards

Our Smart Card products include smart server adapters such as: (a) redirector and switching cards, with and without x86 CPU (b) encryption, data compression and other hardware acceleration and offloading cards, and (c) FPGA based cards.

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

On March 11, 2025, we issued a press release on form 6-K regarding a US-based cyber security leader selecting our latest Altera-based 400G FPGA Smart Card for its new network monitoring offering.

On January 7, 2025, we issued a press release on form 6-K regarding an existing customer, a major US-based cyber security company, expanding its business with us, awarding us a Design Win for an advanced Edge system.

On December 11, 2024, we issued a press release on form 6-K regarding a global networking and security-as-a-service leader awarding us a first Design Win and standardized on our Edge devices for all of its Edge deployment scenarios.

Principal Markets

The principal markets in which we compete are set forth more particularly in, and are incorporated by reference to Note 13A to the consolidated financial statements set forth in Item 18 of this annual report. In 2022, 2023 and 2024 approximately, 72%, 85% and 76%  of our sales, respectively, were in North America, 23%, 13% and 16% of our sales, respectively, were in Europe, and 5%, 2% and 8% of our sales, respectively, were in Asia-Pacific. Our main business is not seasonal, and we believe that there are sufficient sources and raw materials available to sustain it.

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

Marketing Channels

The principal market sectors for our products are:

(i)	Providers of applications on Network appliances, including mostly SD-WAN, Cyber Security and Application Delivery applications;

(ii)	Telcos / Carriers / service providers deploying CPEs/Edge for SD-WAN, SASE and NFV;

(iii)	The "Cloud".

Our main business model for our line of products is called the Design Win Model. The following are the main aspects of this model:

•	We approach a potential customer or are approached by such customer.

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

Our cooperation with Intel has resulted in material benefits to our selling process. Due to our close relationship with Intel, they provide us with assistance in the sales process, mostly with Smart Cards and Smart Platforms.

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

Under the R&D Law, research and development programs approved by the Research Committee of the IIA (the “Research Committee”) are eligible for “Benefits” which include grants, loans, exemptions, discounts, guarantees and additional means of assistance, but with the exclusion of purchase of shares, provided under various tracks promulgated by the Council body (the “Tracks”). Most Tracks require the repayment of the Benefits in the form of the payment of royalties from the sale of the product developed or provision of related services, in accordance with the published Track guidelines and subject to other restrictions. Once a project is approved, the IIA awards grants generally of up to 50% of the project’s expenditures in return for royalties, usually at the rate of 3% of sales of products developed with such grants. For projects approved after January 1, 1999, the amount of royalties payable was up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR or other applicable interest rate, such as the 12 month Secured Overnight Financing Rate (SOFR) rates, as published on the first trading day of the year by the CME Group (or any other institution authorized by the Federal Reserve), or in alternative publication by the Bank of Israel, with certain adjustments.

The terms of these grants prohibit the manufacture outside of Israel of the product developed in accordance with the program without the prior consent of the Research Committee. Such approval is generally subject to an increase in royalty rates, as well as in the total amount to be repaid to the IIA to between 120% and 150% (and in some cases 300%) of the amount granted, depending on the extent of the manufacturing that is conducted outside of Israel.

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

The know-how from the research and development and any derivatives thereof cannot be transferred to non-Israeli third parties without the approval of the Research Committee, whose approval is generally contingent on payment of a significant penalty of up to six times the dollar-linked grant amount plus LIBOR or other applicable interest rate (such as the SOFR with certain adjustments) and minus any royalties paid, subject to depreciation in accordance with the published rules. Such restriction does not apply to exports from Israel of final products developed with such technologies.

The approval of out-licensing arrangements and other arrangements for granting of an authorization to an entity outside of Israel to use know-how developed under research and development programs funded by the IIA and any derivatives thereof is generally subject to payment of a “License Fee” to the IIA, at a rate that will be determined by the IIA in accordance with the IIA’s Licensing its rules, of up to six times the dollar-linked amount plus LIBOR or other applicable interest rate (such as the SOFR with certain adjustments) and minus any royalties paid, subject to depreciation.

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

Our total outstanding contingencies in respect of IIA or IIA royalty-bearing participations received or accrued, net of royalties paid or accrued before interest, amounted to approximately US$ 2,960 thousand as of December 31, 2024, which are attributable to sales of certain discontinued products. As of the date of this annual report, all of our IIA programs have been closed per our request. We are not anticipating any sales of our products developed with IIA funding and accordingly do not expect to be required to pay any royalties to the IIA. In the unlikely event we do sell products developed using IIA funding, we will be required to pay royalties to the IIA as set forth in the R&D Law and directives published by the IIA.

C.          Organizational Structure

We have the following two wholly owned subsidiaries:

•	Silicom Connectivity Solutions, Inc. – a private company incorporated in the United States; and

•	Silicom Denmark (Fiberblaze A/S) – a private company incorporated in Denmark.

D.          Property, Plant and Equipment

We do not own any real property, but we lease property at five locations. Our manufacturing plant and additional storage space are located in in Yokne’am, Israel, our executive offices are located in Kfar Sava, Israel, our marketing and sales offices are located in our Kfar Sava, Israel, in Søborg, Denmark, and in Paramus, New Jersey, the United States, and our research and development facilities are located in Kfar Sava, Israel, in Søborg, Denmark, and in Charlottesville, Virginia, the United States.

Our executive offices in Kfar Sava are approximately 2,000 square meters in size. The remaining lease period is approximately five years, ending February 28, 2030. Our monthly rental payments for this office space (which include various maintenance services) are equal to approximately US$ 53,700.

We have conducted our manufacturing in Yokne’am, Israel since 2000.

In March 2020, we entered into a lease agreement for the lease of an approximately 4,000 square meter manufacturing facility, as well as an approximately 360 square meters of storage space, in Yokne’am, Israel, for a period of up to 120 months. The monthly rental payments (which include various payments including maintenance services) will vary during the remaining lease period from between approximately US$ 72,400 to approximately US$ 78,600.

In September 2022, we entered into a lease agreement for the lease of approximately 670 square meters of storage space in Migdal Ha’emek, Israel, for a period of 60 months. This agreement was terminated effective as of February 29, 2024.

In October 2019, we entered into a commercial lease agreement to lease office space in Charlottesville, Virginia, in the United States for a 37-month period commencing on December 1, 2019. The lease agreement includes two options for the extension of the lease for 24-months each. In July 2022, we exercised the first option to extend the lease agreement for a period of 24 months, commencing on January 1, 2023. In May 2024, we exercised the second option to extend the lease agreement for a period of 24 months, commencing on January 1, 2025. The facility is approximately 606 square meters in size and the monthly payments are approximately US$ 9,300 per month in the first 12 months and approximately US$ 9,500 per month in the following 12 months.

Since April 2017, we have leased office space of approximately 2,500 square feet in Paramus, New Jersey. Our current lease is until June 2027. Currently, the monthly rental payments (including utilities) for this space are US$ 4,820.

In addition, we lease office space of approximately 1,800 square meters in Søborg, Denmark. The term of the lease agreement expires on November 1, 2025. The lease can be terminated by a six-month advanced notice to the landlord. The monthly rental payment (including maintenance services) for this space is approximately US$ 20,900.

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

Item 5.              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

Overview

Silicom was incorporated in Israel and commenced operations in 1987. We are currently engaged in the design, manufacture, marketing and support of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, our solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge. In 2022 ,2023 and 2024 we recorded sales from all of our networking and data infrastructure solutions of approximately,  US$ 150.6 million, US$ 124.1 million and US$ 58.1 million respectively. We primarily sell our products to major Cloud players, service providers, telcos and OEMs and, to a lesser extent, through independent distributors (on a non-exclusive basis).

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The standard requires entities to disclose specific categories in the rate reconciliation and to provide additional information for reconciling items that meet a quantitative threshold. It also requires entities to disclose certain information about income taxes paid and other disclosures related to income and income tax expense from continuing operations. The standard is effective for fiscal years beginning after December 15, 2024 for public business entities. We are currently evaluating this guidance to determine the impact it may have on our consolidated financial statements disclosures.

In November 2024, the FASB issued ASU 2024-03 “Income Statement: Reporting Comprehensive Income - Expense Disaggregation Disclosures,” The standard requires more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation, amortization, and depletion) included in certain expense captions presented on the face of the income statement, as well as disclosures about selling expenses. The standard is effective for fiscal years beginning after December 15, 2026. We are currently evaluating the impact of ASU 2024-03 on our consolidated financial statements.

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

Year Ended December 31,	2022	2023	2024
Sales	100%	100%	100%
Cost of sales	65.5	76.9	71.4
Gross profit	34.5	23.1	28.6
Research and development expenses	13.7	16.6	33.6
Sales and marketing expenses	4.6	5.6	10.3
General and administrative expenses	3.0	3.4	7.5
Impairment of goodwill	-	20.6	-
Operating Income	13.2	(23.1)	(22.8)
Financial income, net	1.6	1.1	3.4
Income (loss) before income taxes	14.9	(22.0)	(19.5)
Income tax expenses (benefit)	2.8	(0.7)	4.1
Net Income (loss)	12.2	(21.3)	(23.6)

Sales in 2024 decreased by 53.2% to US$ 58,114 thousand compared to US$ 124,131 thousand in 2023, reflecting mainly the -continued negative impact of the excess inventories built by many of our customers in previous years - whether in reaction to supply chain disruptions only or in combination with slower-than-expected sales of their new products and services.

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

Gross profit in 2024 was US$ 16,598 thousand compared to US$ 28,689 thousand in 2023. Gross profit as a percentage of sales in 2024 was 28.6%, compared to 23.1% in 2023. The change in the gross profit percentage in 2024 compared to 2023, when neutralizing the one-time effect of impairment of intangible assets as well as the related write-down of inventory in 2023, was mainly attributed to the mix of products that we sold in 2024, on which our gross profit is largely dependent. Gross profit was also affected by, among other factors, write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use. The inventory write-downs as a percentage of sales in 2024 increased to 6.3%, compared to 5.2% (of which 3.5% is attributed to a one-time write-down of inventory related to an impairment of intangible assets) in 2023.

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

Research and development expenses in 2024 decreased by 5.5% to US$ 19,508 thousand compared to US$ 20,638 thousand in 2023. This decrease was mainly attributed to (i) a decrease in payroll and related expenses due to a reduction in the number of employees which amounted to approximately US$ 925 thousand, (ii) a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which reduced expenses by approximately US$ 209 thousand, (iii) a decrease in the use of subcontracted work of approximately US$ 444 thousand, as well as a decrease in various research and development costs of approximately US$ 276 thousand, offset by a decrease of capitalization of internal software development costs of approximately US$ 365 thousand in 2024, compared to US$ 1,092 thousand in 2023.

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

Sales and marketing expenses in 2024 decreased by 13.3% to US$ 6,014 thousand compared to US$ 6,935 thousand in 2023. This decrease was mainly attributed to a decrease in payroll and related expenses due to a reduction in the number of employees of approximately US$ 651 thousand, as well as a decrease of approximately US$ 270 thousand, attributed to various sales and marketing costs.

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

General and administrative expenses in 2024 increased by 3% to US$ 4,354 thousand compared to US$ 4,229 thousand in 2023. This increase was mainly attributed to various general and administrative costs of approximately US$ 190 thousand, offset by a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which reduced expenses by approximately US$ 65 thousand.

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

Financial income, net in 2024 amounted to US$ 1,961 thousand compared to financial income, net in 2023 of US$ 1,372 thousand. The change is mainly attributed to an increase in income from investment in marketable securities and bank deposits, which was attributed to an increase in funds available for investment, and which amounted to US$ 2,597 thousand in 2024 compared to US$ 1,254 thousand in 2023, offset by financial expense in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as Danish Krone) of US$ 625 thousand in 2024 compared to financial income of  US$ 163 thousand in 2023.

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

In 2024 we recorded current income tax expenses of US$ 692 thousand and deferred income tax expenses of US$ 2,345 thousand compared to current income tax expenses of US$ 1,122 thousand and deferred income tax benefit of US$ 1,885 thousand in 2023. The decrease in our current income tax expenses was mainly attributed to a decrease in our income and the resulting taxable income. The change in the deferred income taxes was mainly attributed to a deferred income tax benefit relating to tax loss carryforwards, which amounted to US$ 1,064 thousand in 2024 compared to deferred income tax benefit which amounted to US$ 306 thousand in 2023, offset by: (i) a valuation allowance which amounted to US$ 2,918 thousand compared to US$ 0 in 2023, (ii) deferred income tax expenses related to acquired goodwill, which amounted to US$ 327 thousand in 2024 compared to deferred income tax benefit in the amount of US$ 1,893 thousand in 2023. In addition, in 2024 we recorded an income tax benefit relating to prior years in the amount of US$ 646 thousand, compared to an income tax benefit relating to prior years in the amount of US$ 126 thousand in 2023.

In 2023 we recorded current income tax expenses of US$ 1,122 thousand and deferred income tax benefit of US$ 1,885 thousand compared to current income tax expenses of US$ 2,963 thousand and deferred income tax expenses of US$ 1,178 thousand in 2022. The decrease in our current income tax expenses was mainly attributed to a decrease in our income and the resulting taxable income. The change in the deferred income taxes was mainly attributed to the following factors:  (i) deferred income tax benefit related to acquired goodwill, which amounted to US$ 1,893 thousand in 2023 compared to deferred income tax expenses in the amount of  US$ 212 thousand in 2022, (ii) deferred income tax benefit relating to intangible assets, which amounted to US$ 150 thousand in 2023 compared to deferred income tax expenses in the amount of US$ 253 thousand in 2022, (iii) an increase in income tax benefit relating to tax loss carryforwards, which amounted to US$ 306 thousand in 2023 compared to 0 thousand in 2022, (iv) deferred income tax expenses relating to research and development costs, which amounted to US$ 315 thousand in 2023 compared to deferred income tax expenses in the amount of US$ 620 thousand in 2022, offset by (v) deferred income tax expenses relating to share-based compensation provided by us to our employees and directors, which amounted to US$ 53 thousand in 2023 compared to deferred income tax expenses in the amount of US$ 36 thousand in 2022. In addition, in 2023 we recorded an income tax benefit relating to prior years in the amount of US$ 126 thousand, compared to an income tax benefit relating to prior years in the amount of US$ 57 thousand in 2022.

In 2024 we recorded net loss of US$ 13,708 thousand compared to net loss of US$ 26,413 thousand in 2023. The loss in 2024 was mainly attributed to a decrease in our activity.

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

B.            Liquidity and Capital Resources

As of December 31, 2024, we had working capital of US$ 114,698 thousand and our current ratio (current assets to current liabilities) was 8.6. Cash and cash equivalents as of December 31, 2024 increased by US$ 4,311 thousand to US$ 51,283 thousand, compared to US$ 46,972 thousand as of December 31, 2023. Short-term marketable securities increased by US$ 12,903 thousand to US$ 20,860 thousand, compared to US$ 7,957 thousand as of December 31, 2023, and long-term marketable securities decreased by US$ 9,780 thousand to US$ 6,839 thousand, compared to US$ 16,619 thousand as of December 31, 2023. The net increase of US$ 7,434 thousand in these three balance sheet items in 2024 was mainly attributed to positive net cash provided by operating activities in the amount of US$ 18,288 thousand, offset by purchase of treasury shares in the amount of approximately US$ 9,881 thousand as well as by payments in relation to purchase of property, plant and equipment which amounted to US$ 932 thousand.

Trade receivables decreased to US$ 11,748 thousand as of December 31, 2024, compared to US$ 25,004 thousand as of December 31, 2023. This decrease was mainly attributed to the decrease in our sales. Other receivables increased to US$ 4,839 thousand as of December 31, 2024, compared to US$ 3,688 thousand as of December 31, 2023.

Trade payables increased to US$ 6,477 thousand as of December 31, 2024, compared to US$ 4,139 thousand as of December 31, 2023. This increase was mainly attributed to the timing of payments to our suppliers. Other payables and accrued liabilities increased to US$ 6,945 thousand as of December 31, 2024, compared to US$ 6,668 thousand as of December 31, 2023. This increase was mainly attributed to an increase in our accrued expenses.

Inventories decreased to US$ 41,060 thousand as of December 31, 2024, compared to US$ 51,507 thousand as of December 31, 2023. This decrease was mainly attributed to a decrease in our inventory purchasing, and a decrease in our inventory level needed to support our customers' orders.

Cash provided by operating activities in 2024 amounted to US$ 18,288 thousand compared to cash used in operating activities in the amount of US$ 31,925 thousand in 2023. The cash provided by operating activities in 2024 was mainly attributed to a decrease in trade accounts receivable and to a decrease in our inventory.

Capital expenditures on property and equipment for the year ended December 31, 2024 were US$ 1,395 thousand, compared to US$ 1,275 thousand as of December 31, 2023.

 We have cash and cash equivalents that we believe are sufficient for our present requirements. Furthermore, our cash resources are sufficient to fund our operating needs for at least the next twelve months.

Other Long-Term Liabilities Reflected on the Company's Balance Sheet:

The liability for employee’s severance benefits amounted to approximately US$ 2,649 thousand as of December 31, 2024.

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

For additional information regarding the risks to the Company with respect to patents and other intellectual property rights see the risk factor entitled “We may not be able to protect our intellectual proprietary right” under Item 3.D. –“Risk Factors”

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. In each of the three fiscal years from 1999 to 2001, we received grants from the Office of the Chief Scientist, replaced by the IIA, for the development of systems and products. We have received from the IIA up to 30% of certain research and development expenditures for particular projects. Under the terms of Israeli Government participation, a royalty usually at the rate of 3% of sales of products developed from a project funded by the IIA must be paid, beginning with the commencement of sales of products developed with grant funds and ending when a dollar-linked amount generally equal to 100% of such grants without interest, for projects approved prior to January 1999, and plus interest at LIBOR or other applicable interest rate, for amounts received after that date, is repaid. The terms of Israeli Government participation also place restrictions on the location of the manufacturing of products developed with government grants, which, in general, must be performed in Israel, and on the transfer to third parties of technologies developed through projects in which the government participates. The IIA has previously provided funding in relation to our research and development efforts. As of the date hereof, we have received funding from the IIA in the aggregate amount of approximately US$ 4,388,000 and have paid the IIA an aggregate amount of approximately US$ 1,428,000 in royalties in relation thereto. See “Item 4.B. – Information on the Company – Business Overview – Governmental Regulation Affecting the Company”

In August 2005, we received approval for a US$54 thousand-dollar grant from the Korea-Israel Industrial Research and Development Foundation, or Koril-RDF, in connection with the joint development of a certain product with a Korean company. Under the terms of this grant we are required to repay the amounts received at a rate of 2.5% per year of our gross sales of the product developed with the grant in each such year, until 100% of the grant (and any other sums received from Koril-RDF) are repaid. We received approximately 20%-30% of certain research and development expenditures for two projects in 2003 and 2004. As of January 2006, and to date, our research and development activities have been sponsored and funded by us, and we did not participate in any new encouragement programs or received any additional grants from the IIA or Koril-RDF. We have closed all our IIA funded programs, and do not anticipate having any sales of products funded by IIA grants or be required to pay any royalties to the IIA with respect thereto.

We expect that we will continue to commit resources to research and development in the future. As of March 31, 2025, we had 119 employees engaged primarily in research and development and design activities of which 69 employees were based in Israel, 26 in Denmark and 24 in the U.S. In 2022, 2023 and 2024 our research and development expenses were US$ 20,563 thousand, US$ 20,638 thousand and US$ 19,508 thousand respectively, constituting approximately 13.66%, 16.63% and 33.57% respectively, of our sales.

The decrease in our research and development expenses in 2024 compared to 2023 was mainly attributed to (i) a decrease in payroll and related expenses due to a reduction in the number of employees which amounted to approximately US$ 925 thousand, (ii) a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which reduced expenses by approximately US$ 209 thousand, (iii) a decrease in the use of subcontracted work of approximately US$ 444 thousand, as well as a decrease in various research and development costs of approximately US$ 276 thousand, offset by a decrease of capitalization of internal software development costs of approximately US$ 365 thousand in 2024, compared to US$ 1,092 thousand in 2023.

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

As part of our efforts to address these challenges and to take advantage of the cloud, disaggregation and decoupling trends, in February, 2024 we announced the initiation of a 6-year plan in which we have, among other things, ceased certain non-core product lines and are now focusing on our Server Adapter and Edge solution portfolios, along with expanding our sales efforts into a more diversified scale of accounts.

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

Item 6.              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table and notes thereto set forth information regarding our directors and senior management as of March 31, 2025:

Name	Age	Position with Company

Avi Eizenman(1)	67	Active Chairman of the Board
Shaike Orbach(2)	73	Executive Vice Chairman of the Board
Ayelet Aya Hayak(3)	55	Director
Ilan Erez(3)	57	Director
Eli Doron(4)	72	Director
Liron Eizenman(5)	39	President, Chief Executive Officer
Eran Gilad	57	Chief Financial Officer and Company Secretary

(1)	Serving an additional three-year term, commencing as of June 26, 2024.

(2)	Serving an additional three-year term, commencing as of June 14, 2023.

(3)	Serving an additional three-year term, commencing as of June 7, 2022.

(4)	Serving an additional three-year term, commencing as of June 26, 2024.

(5)	Liron Eizenman, who is the son of the active chairman of our board, Avi Eizenman, commenced serving as our President and Chief Executive Officer, on July 1, 2022.

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

Ilan Erez has served as a director since July 2010. Mr. Erez has been CFO and General Manager of AlgoSec Inc. since October 2019. Algosec is a global leader in securing application connectivity across the hybrid environment. Its Horizon software platform is the industry's first application-centric security management platform for the hybrid network environment, enabling the world's most complex organizations to gain deep visibility, automate security changes and ensure continuous compliance in their datacenters and multi-cloud networks. Prior to that, Mr. Erez had been General Manager of 3D Systems Corporation's (NYSE: DDD) Software Business Unit from September 2016 to March 2019 and co-managed that business unit from May 2015 to September 2016. 3D Systems provides comprehensive 3D products and services, including 3D printers, print materials, on-demand manufacturing services and digital design and manufacturing tools. From 2005 to 2015, Mr. Erez served as Chief Financial Officer of Cimatron Ltd. (NASDAQ: CIMT) engaged in the design and sale of CAD/CAM software for the tool-making and discrete manufacturing industries. From 1998 to 2005 Mr. Erez served as the Chief Financial Officer of the Company. He also served as VP Operations of the Company from May 2001 to 2005. From 1996 to 1998 Mr. Erez served as Controller and Assistant to the Chief Executive Officer of Bio-Dar Ltd. From 1994 to 1996 Mr. Erez served as an auditor at Kesselman & Kesselman, a PWC member firm. Mr. Erez is a Certified Public Accountant in Israel and holds a B.A in Accounting and Economics from the Hebrew University and an LL.M. in Business Law from Bar-Ilan University.

Eli Doron has served as a director since July 2015. Mr. Doron is the Co-founder and CTO of Carteav, that develops and manufactures an autonomous low speed vehicle. Eli Doron is also the founder of Connesta Ltd. ("Connesta"), an Israeli high-tech company engaged in developing and providing SaaS virtual control room solutions, founded in 2011. From inception, Mr. Doron serves as the Chief Executive Officer of Connesta. Prior thereto and during 2010, Mr. Doron was the Chief Executive Officer of Computerized Electricity Systems ("CES"). Prior to joining CES, Mr. Doron was the co-founder of Radvision Ltd. (formerly NASDAQ: RVSN. Acquired by Avaya Ltd. in 2011; "Radvision"). From 1992 and until 2009 Mr. Doron served as the Chief Technology Officer of Radvision, and from 2006 and until 2009 he served as President of Radvision. Prior to founding Radvision and from 1983, Mr. Doron served at SIMTECH Advanced Training and Simulation Systems Ltd., initially as hardware manager and from 1988 as Chief Technology Officer. Prior thereto and from 1977, Mr. Doron served as an electronic engineer at MBT Israel Aircraft Industries Ltd. Mr. Doron holds a B.Sc degree in electronics and computer science from Ben-Gurion University and an M.B.A. degree from the University of Bradford in the United Kingdom.

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

B.          Compensation

In accordance with the Companies Law, the following table presents information regarding compensation actually received by our five most highly paid office holders during the year ended December 31, 2024. All amounts are in USD, based on the following components:

“Salary and Benefits” include annual salary or service fees paid, payments to the National Insurance Institute, manager’s insurance and pension funds, severance, advanced education funds, basic health insurance, vacation pay, recuperation pay, tax gross-up payments, automobile-related expenses, telephone expenses and benefits and perquisites as mandated by Israeli or applicable law.

“Cash Bonus” includes bonus payments as recorded in our financial statements for the year ended December 31, 2024.

“Equity-based Compensation” includes the expense recorded in our financial statements for the year ended December 31, 2024, with respect to equity-based compensation granted to the executive officers detailed above.

Liron Eizenman – President and CEO. Salary and Benefits $318,743; Equity-based Compensation $896,433.

Avi Eizenman – Active Chairman. Salary and Benefits $499,674; Equity-based Compensation $624,708.

Eran Gilad – CFO and Company Secretary. Salary and Benefits $243,670; Equity-based Compensation $104,490.

David Castiel – VP Engineering. Salary and Benefits $218,508; Equity-based Compensation $104,490.

David Hendel - VP R&D. Salary and Benefits $203,115; Equity-based Compensation $104,490.

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or office holder during the year ended December 31, 2024, was US$ 2,847  thousand. The aggregate amount accrued to provide for severance payments to all persons as a group who served in the capacity of director or executive officer as of the year ended December 31, 2024, was US$ 1,062 thousand. The severance terms of our Chief Executive Officer and Chairman of the Board, as previously approved by the audit committee, board of directors and shareholders of the Company, and in accordance with the Amended Executive Compensation Policy of the Company, may entitle them, in certain circumstances, to additional payments. of the

Mr. Liron Eizenman and Mr. Avi Eizenman may also be entitled to cash bonuses by meeting some pre-determined thresholds, and as calculated based on a pre-determined formula set by our Board of Directors, as approved by the annual general meeting of our shareholders for the years commencing in 2017 on June 8, 2016. Mr. Liron Eizenman, Mr. Avi Eizenman annual cash bonuses may not exceed the value of 18 times their monthly salaries, respectively. Mr. Liron Eizenman's and Mr. Avi Eizenman's annual cash bonus formulas were based on achieving one or more of the following thresholds: (i) the Company’s actual annual revenue for each applicable year is 80% or more of the pre-determined budget target for the relevant year; and (ii) the Company’s actual annual operating profit for each applicable year is 65% or more of the pre-determined budget target for the relevant year. The Board of Directors may, in its sole discretion, lower such annual cash bonuses or not pay them in their entirety, if it determines that such a decision is in the best interests of the Company. Furthermore, in accordance with the Company’s recoupment policy, Mr. Liron Eizenman, Mr. Avi Eizenman and Mr. Orbach (in relation to compensation received for his service as the CEO of the company) may be required to reimburse the Company for the cash bonuses (or any part thereof) paid in the previous 3 years, in the event such cash bonuses were based on financial data included in the Company’s financial statements that were found to be inaccurate and were subsequently restated.

Non-employee directors, including External Directors within the meaning of the Companies Law, are entitled to be paid cash compensation for board and any committee member services, as applicable, in accordance with the amounts which are permitted under the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors) – 2000 enacted pursuant to the Companies Law. Office holders, including External Directors or Independent Directors, may waive their entitlement to their compensation, subject to applicable law. All our office holders other than Mr. Eli Doron and our independent directors are employed or otherwise engaged by us. We do not currently grant any variable bonus or equity-based compensation, nor any separation payments to such of our directors who are not employed or do not provide additional services to the Company. We have and may continue to grant options and RSU’s under the Silicom Ltd. – Global Share Incentive Plan (2013), to those of our directors who are employed or provide us with other services as described below.

On October 21, 2013, our board of directors adopted our Global Share Incentive Plan (2013) (the “Plan”). On April 30, 2014, the annual general meeting of our shareholders approved the Plan to qualify for incentive stock options for U.S. tax purposes. The Plan is administered by the board of directors, which determines the number of our ordinary shares available for issuance under the plan, designates the award recipients and types of awards, dates of grant, vesting periods and the exercise price of awards. Under the Global Share Incentive Plan (2013) the Company may grant awards of options, restricted shares, restricted share units (“RSUs”) or other equity-based awards. The board of directors has determined that initially up to a maximum of 500,000 of our ordinary shares are reserved for issuance, subject to certain adjustments, upon the exercise of equity-based awards granted to employees, directors, office holders, consultants and service providers. On January 29, 2018, our board of directors increased the number of our ordinary shares available for issuance under the Plan by 600,000 Ordinary Shares, and on January 27, 2022, our board of directors increased the number of our ordinary shares available for issuance by an additional 750,000 Ordinary. In October 2023, our board of directors approved the extension of our Plan by a further ten years, and increased the number of our Ordinary Shares available for issuance by additional 375,000 ordinary shares. The awards are non-assignable except by the laws of descent. Certain tax advantages apply to certain of our directors, office holders and employees with respect to equity-based awards granted to them under Plan.

As of December 31, 2016, our compensation committee and board of directors, respectively, approved the grant of a total of 82,000 RSUs and 209,963 options under the Plan, of which the following were granted to directors and office holders: (a) in 2014 a total of 54,000 RSUs were granted, (b) in 2015 a total of 29,999 options were granted with an exercise price of US$ 26.91, and with an expiration date upon the earlier to occur of: (i) July 28, 2023; and (ii) the closing price of the shares falling below US$ 13.46 at any time after the date of grant (and accordingly all of the unexercised options granted, have expired), (c) in 2016 a total of 29,999 options were granted with an exercise price of US$ 28.38, and with an expiration date upon the earlier to occur of: (i) June 8, 2024, or (ii) the closing price of the shares falling below US$ 14.19 at any time after the date of grant.

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

In March 2024, our compensation committee and board of directors, respectively, approved the grant of a total of 410,714 options and 2,969 RSUs under the Plan as extended. Of these, 170,000 options and 2,969 RSUs were granted to directors and office holders, with a per option exercise price of US$ 16.42 and an expiry date of June 18, 2032, of which 160,000 options and 2,969 RSUs were subject to the approval of our 2024 Annual General Meeting, which convened in June 2024. All of the grants were approved at the Annual General Meeting, other than the grant of 100,000 options to our President and CEO, Liron Eizenman. At meetings of our compensation committee and board of directors held on June 26, 2024, each of our compensation committee and board overrode the rejection of our shareholders and approved the grant, in accordance with the “override” provisions of the Companies Law.

In March 2025, our compensation committee and board of directors, respectively, approved the grant of a total of 311,001 options and 29,642 RSUs under the Plan as extended, (of which 83,333 options are subject to the approval of our 2025 Annual General Meeting, which is expected to be convened in June 2025).

As of March 31, 2025, a total of 903,343 of the options granted under the Plan were returned to the company after having expired or not being exercised, and 10,500 of the RSUs granted under the Plan, were returned to the company after not being vested following the cessation of employment of certain employees, as set forth in the terms of grant of such options or RSUs.

C.          Board Practices

Avi Eizenman was re-elected to the Board of Directors on June 26, 2024, to serve until the Annual General Meeting to be held in the year 2027, and until his successor has been duly elected, subject to the Companies Law and our Articles. Avi Eizenman is a founder of the Company and has served as a director since our inception in 1987. Shaike Orbach was re-elected to hold office as a director most recently on June 14, 2023, to serve until the Annual General Meeting which will take place in 2026. Eli Doron was re-elected to the board of directors most recently in June 26, 2024, to serve until the Annual General Meeting to be held in 2027. Mr. Ilan Erez and Ms. Ayelet Aya Hayak were elected as directors to the board of directors on June 7, 2022, to serve until the Annual General Meeting to be held in 2025.

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

In December 2012, our Board of Directors changed the composition of the members of our compensation committee by appointing Mr. Ilan Erez as chairman of our compensation committee. On July 1, 2013, following the election of Ms. Ayelet Aya Hayak as an external director, Ms. Ayelet Hayak replaced was appointed to our compensation committee. Following the election of Mr. Eli Doron as a member of our board of directors in July 2015, Mr. Eli Doron was appointed to our compensation committee. Our compensation committee has been nominated and empowered by the Board of Directors to act in accordance with the powers and prerogatives delegated to it by the Companies Law and take any decisions and make any recommendations to the Board all as set forth in the Companies Law.

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

Board Diversity

Board Diversity Matrix (as of December 31, 2024)

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

Country of Principal Executive Office - Israel

Foreign Private Issuer - Yes

Disclosure Prohibited under Home Country Law - No

Total Number of Directors – 5

Part I: Gender Identity

	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	4	0	0

Part II: Demographic Background

Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D.           Employees

The number of employees over the last three financial years is set forth in the table below.

As of December 31,	2022	2023	2024
Total Employees	306	246	229
Marketing, Sales, Customer Services	27	25	21
Research & Development	134	125	118
Manufacturing	127	80	76
Corporate Operations and Administration	18	16	14

As of March 31, 2025, we had 230 employees, including 21 in marketing, sales and customer services, 119 in research and development, 76 in manufacturing, and 14 in corporate operations and administration. All such employees, except for 30 employees of our subsidiary in the United States and 35 employees of our subsidiary in Denmark, are based in Israel. We consider our relations with our employees excellent and have never experienced a labor dispute, strike or work stoppage. None of our employees are represented by a labor union. We do not employ a significant number of temporary employees, but we do use temporary employees from time to time, as necessary.

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

E.            Share Ownership

The following table sets forth, as of March 31, 2025, the number of shares owned by our office holders, directors and senior management. The percentages shown are based on 5,696,565 ordinary shares outstanding as of March 31, 2025:

Name	Number of Shares and Options Owned[1]	Percent of Outstanding Shares
Avi Eizenman	277,418	4.79%
Shaike Orbach	*	*
Eli Doron	*	*
Ayelet Aya Hayak	*	*
Ilan Erez	*	*
Liron Eizenman	*	*
Eran Gilad	*	*
All directors and office holders as a group	293,318	5.07%

*	Denotes ownership of less than 1% of the outstanding shares.

(1)
The table above includes the number of shares and options that are exercisable within 60 days of March 31, 2025. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws, based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

See also "Item 6 – Directors and Senior Management – Compensation."

Item 7.              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

The following table sets forth, as of March 31, 2025, the number of Ordinary Shares, including options and warrants to purchase Ordinary Shares exercisable within 60 days, owned by (i) all shareholders known to the Company to own more than five percent (5%) of the Company's Ordinary Shares and (ii) all directors and officers as a group (based on  5,696,565 Ordinary Shares outstanding on that date). Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the Ordinary Shares is given to the best of our knowledge. Except where otherwise indicated, and subject to applicable community property laws, we believe, based on information furnished to us by such owners or otherwise disclosed in any public filings, that the beneficial owners of the Ordinary Shares listed below have sole dispositive and voting power with respect to such Ordinary Shares.

Name of Shareholder	Number of Shares and Options Owned(1)	Percentage of Outstanding Shares
Systematic Financial Management, LP (2)	510,358	8.96%
First Wilshire Securities Management, Inc. (3)	390,700	6.86%
Forsakringsatiebolaget Avanza Pension(4)	334,087	5.86%

(1)
The table above includes the number of shares and options that are exercisable within 60 days of March 31, 2025. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws, based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them. All the information detailed in this table is as set forth in major shareholders' public filings, unless stated otherwise.

(2)	As reported on Schedule 13G/A filed by Systemic Financial Management, LP with the SEC on February 13, 2025.

(3)	As reported on Schedules 13G/A filed by First Wilshire Securities Management, Inc. with the SEC on February 13, 2025.

(4)	As reported on Schedules 13G filed by Forsakringsaktiebolaget Avanza Pension, Inc. with the SEC on October 3, 2024.

The Company's major shareholders do not have different voting rights.

As of March 31, 2025, there were five record holders of ordinary shares, including three record holders in the United States. Collectively, these three record holders in the United States held less than 1% of the outstanding ordinary shares.

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

In light of the automatic expiration of all of the options granted to Mr. Liron Eizenman, in March 2024, our Compensation Committee and Board of Directors approved the grant of 100,000 options under the Plan as extended, to purchase our Ordinary Shares at an exercise price equal to the average closing price of our Ordinary Shares on the thirty (30) trading days preceding the date of the approval of such grant by our shareholders. 50% of the options will vest on the second anniversary of the date of shareholder approval (the “Grant Date”), and 50% will vest on the third anniversary of the Grant Date, and which Plan Options (vested and unvested) shall expire, by their terms, upon the eighth anniversary of the Grant Date. Following the rejection by our shareholders of the option grant at their meeting in June 2024, our compensation committee and board of directors reconsidered the grant, and pursuant to Israeli law, based on detailed reasoning overrode the rejection and approved the grant.

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

Compensation for Shaike Orbach

Mr Shaike Orbach has served as the Executive Vice Chairman of the Board since July 1, 2022 following him stepping down as the Company’s President, CEO and head of sales and marketing. In March 2024, our Compensation Committee and Board of Directors approved, subject to shareholder approval, a framework for granting RSUs to Mr. Orbach under the Plan, as extended in consideration for his agreeing to spend 25% of his time assisting the company with its sales activities, or Services. Pursuant to this framework, as approved by our shareholders at our annual general meeting in June 2024, Mr. Orbach was granted from time to time (i) an aggregate of up to 5,000 RSUs under the Plan (the “Year 1 Framework”), in consideration for his assisting the company with its sales activities, during the period commencing November 1, 2023 and ending October 31, 2024, and (ii) an aggregate of up to a further 5,000 RSUs under the Plan, in consideration for his providing such services during the period commencing November 1, 2024 and ending October 31, 2025 (the “Year 2 Framework” and together with the Year 1 Framework, the “RSU Framework”). Pursuant to the approval of the shareholders, our Compensation Committee and Board of Directors approved the grant to Mr. Orbach of 2,969 RSUs, all of which shall vest on June 18, 2026, and a further 5,642 RSUs where the exact number of RSUs which shall vest, shall be pro-rated to correspond with the number of months Mr. Orbach will have provided the Services over the period between July 1, 2024 and October 31, 2025.

At their meetings in March 2025, our Compensation Committee and Board of Directors, approved subject to the approval of our shareholders, to extend the RSU Framework for an additional two years, such that the Compensation Committee and the Board of Directors shall be authorized to grant Mr. Orbach from time to time (i) an aggregate of up to 5,000 RSUs, upon terms to be determined by the Compensation Committee and the Board of Directors, in consideration for his providing Services during the period from November 1, 2025 until October 31, 2026, and (ii) an aggregate of up to a further 5,000 RSUs, upon terms to be determined by the Compensation Committee and the Board of Directors, in consideration for his providing Services during the period from November 1, 2026 until October 31, 2027.

See also "Item 6 – Directors and Senior Management – Compensation."

Item 8.               FINANCIAL INFORMATION

A.        Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are included herein on pages F-1 through F-__.

A1.	See Item 18 for our consolidated financial statements.

A2.	See Item 18 for our consolidated financial statements, which cover the last three financial years.

A3.	See page F-3 for the audit report of our accountants, entitled "Report of Independent Registered Public Accounting Firm."

A4.	Not applicable.

A5.	Not applicable.

A6.	See Note __ to our audited consolidated financial statements included in Item 18 of this annual report for the geographic distribution of our sales based on the location of the customer.

A7.	Litigation

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

The table below sets forth the high and low reported sales prices in Dollars of our ordinary shares, as reported by NASDAQ during the indicated periods:

PERIOD	LOW	HIGH
March 2025	14.27	16.13
February 2025	15.90	18.15
January 2025	15.36	18.24
December 2024	12.66	17.30
November 2024	12.29	15.14
October 2024	12.72	14.00
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
First Quarter 2025	14.27	18.24
Fourth Quarter 2024	12.29	17.30
Third Quarter 2024	11.35	16.41
Second Quarter 2024	14.4	18.00
First Quarter 2024	14.80	19.04
Fourth Quarter 2023	13.75	26.10
Third Quarter 2023	24.07	40.07
Second Quarter 2023	33.25	37.79
FIVE MOST RECENT FULL FINANCIAL YEARS
2024	11.35	19.04
2023	13.75	50.00
2022	31.30	51.66
2021	36.02	59.27
2020	20.93	42.55

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

The Israeli tax returns of the Company are open for examination by the Israeli Tax Authority for tax years beginning in 2020.

The Federal tax returns of our U.S. subsidiary are open for examination by the Federal Tax Authorities for tax years beginning in 2021. The New Jersey state tax returns of our U.S. subsidiary are open for examination by the New Jersey State Tax Authority for the tax years beginning in 2020. The California State Tax returns of our U.S. subsidiary are open for examination by the California State Tax Authority for tax years beginning in 2020. The New York, Texas and Illinois State Tax returns of our U.S. subsidiary are open for examination by the respective jurisdiction tax authorities for tax periods beginning in 2021. The Virginia, Tennessee, and New Mexico State Tax returns of our U.S. subsidiary are open for examination by the respective jurisdiction State Tax Authorities for tax periods beginning in 2022.

The Danish tax returns of our Danish subsidiary are open for examination by the Danish Tax Authority for tax years beginning in January 1, 2021.

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

Interest Rate Risk

As of December 31, 2024, our investment portfolio consisted of approximately US$ 27.7 million invested in corporate and government debt securities. These securities are classified as "held to maturity." All of the Company's investments are in fixed-rate instruments.

We may be required to adjust the carrying value of our investment securities due to a default, lack of liquidity or other event. For that matter we are required to use of forward-looking information to calculate credit loss estimates

 As of December 31, 2024, we were not required to adjust the carrying value of our investment securities.

For quantitative information on the Company's marketable securities, please see Note 4 to our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2024, we did not have any short or long term interest bearing loans or debts, hence with respect to the Company's business operations, we do not have any exposure to interest rate risk.

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

As of December 31, 2024, we had accounts receivable in NIS or in funds linked thereto in the amount of US$ 5,250 thousand. Market risk was estimated as the potential decrease in balance resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the balance of our accounts receivable would decrease by US$ 477 thousand. As of December 31, 2024, we had accounts payable in NIS or linked thereto in the amount of US$ 6,675 thousand. Market risk was estimated as the potential increase in balance resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such decrease in the Dollar exchange rate, the balance of our accounts payable would increase by US$ 742 thousand.

In 2024, there was an increase of 0.55% in the Dollar exchange rate to the NIS which resulted in an aggregate decrease in the fair value of our assets of US$ 45 thousand and an aggregate decrease in the fair value of our liabilities of US$ 47  thousand.

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

Our operating expenses may be affected by fluctuations in the value of the U.S. dollar as it relates to the NIS. By way of example, a hypothetical 10% weakening in the value of the U.S. Dollar relative to the NIS in 2024 would have resulted in an increase in operating expenses of approximately US$ 1,721 thousand for the year ended December 31, 2024. In addition, our operating expenses may be affected by fluctuations in the value of the U.S. Dollar as it relates to the DKK. By way of example, a hypothetical 10% weakening in the value of the U.S. dollar relative to the DKK in 2024, would have resulted in an increase in operating expenses of approximately US$ 547 thousand for the year ended December 31, 2024.

As of December 31, 2024, all of our investments, other than a portion of our cash and cash equivalents comprising a small portion of our overall investment portfolio, consisted of investments denominated in U.S. Dollars, and our portfolio is therefore not subject to significant exposure to foreign currency exchange risk.

As of December 31, 2024, we were not engaged in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations.

Credit Risk

Our investment portfolio includes "held to maturity" marketable securities. These securities include investments issued by highly rated corporations. As of December 31, 2024, the rating of the securities in our portfolio was at least BBB. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations), which were exacerbated by the recent turmoil that has affected the financial markets and the global economy and caused credit issues for a number of reputable financial institutions. Any changes in fair value of our investment securities due to credit risk do not affect our profit or loss unless there is other than temporary impairment (see Note 2W to our financial statements for the year ended December 31, 2024). For additional information see "Item 3.D. Key Information – Risk Factors."

As of December 31, 2024, we were not required to adjust the carrying value of our investment securities.

Our top three ultimate customers accounted for approximately 34% of our revenues in 2024. We expect that a small number of customers will continue to account for a significant portion of our revenues for the foreseeable future. Difficulties in the fulfillment of the financial obligations of one or more of such customers may expose us to credit risk and may have a material adverse effect on our business and our financial condition and results. For additional information see "Item 3.D. Key Information – Risk Factors". Difficulties in the fulfillment of financial obligations of one or more of our customers may have an adverse effect on our ability to consummate the collection of consideration payable under purchase orders placed by, or invoiced to, such customers under one or more Design Wins in relation to which such customers operate. See Note 2 W. (2) of our consolidated financial statements.

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

Management assessed our internal control over financial reporting as of December 31, 2024, the end of our fiscal year. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control — Integrated Framework (2013)."

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2024, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. We reviewed the results of management's assessment with the audit committee of our Board of Directors.

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

Item 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services for the audit of the Company's consolidated annual financial statements for the years ended December 31, 2024 and 2023, audit-related services and tax services rendered by Kesselman & Kesselman Certified Public Accountants (Isr.) PwC Israel.

	2024	2023
Audit Fees(1)	$120,000	$120,000
Audit-Related Fees(2)	$7,630	-
Tax Fees(3)	$36,000	$22,454

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

Item 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

Item 16E.          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Plan	Approximate Dollar Value that May Yet Be Purchased Under the Plan (US$)
January 1, 2024 - January 31, 2024	90,000	17.816	509,657	4,086,712
February 1, 2024 - February 28, 2024	94,816	15.84	604,473	2,584,780
March 1, 2024 - March 31, 2024	65,087	15.251	669,560	1,592,168
April 1, 2024 - April 30, 2024	64,729	15.37	734,289	597,275
May 1, 2024 - May 7, 2024	22,728	16.404	757,017	224,435
May 8, 2024 - May 31, 2024	22,725	16.505	22,725	14,624,926
May 1, 2024 - May 31, 2024	45,453	16.455	45,453	14,624,926
June 1, 2024 - June 30, 2024	49,940	15.418	72,665	13,854,952
July 1, 2024 - July 31, 2024	51,623	15.255	124,288	13,067,429
August 1, 2024 - August 31, 2024	72,505	12.456	196,793	12,164,338
September 1, 2024 - September 30, 2024	23,592	13.306	220,385	11,850,424
October 1, 2024 - October 31, 2024	30,084	13.567	250,469	11,442,277
November 1, 2024 - November 30, 2024	22,937	14.103	273,406	11,118,804
December 1, 2024 - December 31, 2024	34,471	14.787	307,877	10,609,074

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

Item 16H.          MINE SAFETY DISCLOSURE

Not Applicable.

Item 16I.          DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

Item 16J.          INSIDER TRADING POLICIES

We have adopted an insider trading policy, or the Policy, governing the purchase, sale and other transactions in our securities that applies to our directors, officers, employees, consultants and other covered persons, including immediate family members and entities controlled by any of the foregoing persons.

The Policy prohibits, among other things, insider trading and certain speculative transactions in our securities (including short sales, buying put and selling call options and other hedging or derivative transactions in our securities) and establishes a regular blackout period schedule during which directors, officers, employees, consultants and other covered persons may not trade in the Company’s securities, as well as certain pre-clearance procedures that directors and officers must observe prior to effecting any transaction in our securities.

The Company believes that the Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Policy is filed as Exhibit 11.2 to this Form 20-F.

Item 16K.          DISCLOSURE REGARDING ANNUAL REPORTING: RISK MANAGEMENT, STRATEGY, AND GOVERNANCE DISCLOSURE.

Risk Management and Strategy

The Company considers general cybersecurity risk management as part of its overall enterprise risk management system.

The Company has established policies and procedures for all key aspects of its cybersecurity program to combat threats and risks affecting its business, including steps such as; (i) implementing  an XDR (Advanced Endpoint Detection and Response) system, including peripherals blocking tools, (ii)  implementing SIEM SOC and 24x7 monitoring, (iii) implementing  network segmentation and security tools, (iv) implementing VPN’s (Virtual Private Networks) and MFA ((Multi-Factor Authentication) for secured access, (v) conducting employee cyber-awareness training, and  (vi) ensuring full backup for all servers as part of our BCP (Business Continuity Plan);

In addition, as part of the Company’s cybersecurity governance framework, the Company also assesses potential cybersecurity threats related to third-party providers and counterparties and ensures that such providers use appropriate protection measures, such as virtual private networks and two-factor authentication.

To enhance our cybersecurity capabilities, we're actively investing in IT security measures. This includes identifying and safeguarding critical assets, fortifying our security infrastructure, and implementing robust monitoring and alert systems. We're collaborating with cybersecurity experts and external consultants to assess our information security landscape, identify vulnerabilities, and adopt industry-best practices. This involves leveraging a range of third-party tools and technologies to improve our overall cybersecurity.

Cybersecurity Threats

For the year ended December 31, 2024, through to the date of this annual report, there were no security incidents or breaches leading to material risks from cybersecurity threats, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. Nevertheless, in November 2024, we were the subject of a cyberattack originating in Iran. See "Item 3.D. – Risk Factors", under the caption "Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business" for additional information regarding the November 2024 cyberattack.

Governance

The Board of Directors considers cybersecurity risk as part of its risk oversight function and oversees the Company’s cybersecurity risk exposures.

In 2021, our Audit Committee held a meeting and reviewed a presentation regarding our cybersecurity processes. In January 2024, considering the rapid changes in cybersecurity and the emergence of new cybersecurity threats, our Board of Directors determined that the Company should take steps to ensure that the Company is able to meet the new challenges in this area, and commissioned a new internal audit for 2024 relating to the Company’s cybersecurity measures.

The Audit concerning cyber security measures was conducted throughout 2024. In October 2024 the members of the Board were provided with the Audit Report. The Board of Directors held a discussion concerning the Report and its evaluation. The Board resolved to adopt the measures recommended by management, including with respect to the appointment of a Steering Committee for Implementing Data Protection Measures.

In Addition, the company's cybersecurity procedures were revised to include additional requirements for board involvement. These revisions outline, among other things, specific circumstances where the board's acknowledgement, or actual involvement, is necessary on cybersecurity matters.

PART III.

Item 17.          FINANCIAL STATEMENTS

Not Applicable.

Item 18.          FINANCIAL STATEMENTS

See pages F-1 to F-56

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

4.4	English summary of a Hebrew language addendum to the lease included in exhibit 4.2, between the Company and C.P.M Medical Equipment Ltd., dated August 24, 2024. (*)

4.5	English summary of a Hebrew language addendum to the lease included in exhibit 4.3, between the Company and Techhouse Holdings Ltd, dated August 24, 2024. (*)

4.6
Lease agreement between Silicom Connectivity Solutions, Inc. and York Property, LLC for space in Charlottesville, Virginia, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2019, as filed with the Securities and Exchange Commission on April 27, 2020, and incorporated herein by reference.

4.7
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

4.10
Lease agreement between Silicom Denmark A/S and Svanestraede ApS, for space in Søborg, Denmark, dated November 1, 2020, as filed by us as an exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission on April 27, 2022, and incorporated herein by reference.

4.11
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

11.2	Amended Insider Trading Policy (*)

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (*)

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (*)

13.1	Certification by Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (*)

13.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (*)

15.1	Consent of Kesselman & Kesselman Certified Public Accountants (Isr.), PwC Israel. (*)

97.1	Executive Officer Clawback Policy.(*)

(*)	Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICOM LIMITED

By:/s/ Liron Eizenman Liron Eizenman Chief Executive Officer

April 29, 2025

Silicom Ltd.

and its Subsidiaries

Consolidated
Financial Statements

As of and for the year ended
December 31, 2024

Silicom Ltd. and its Subsidiaries

Consolidated Financial Statements as of December 31, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Silicom Ltd.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Silicom Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and, 2023, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2024], including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024], based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Capitalized internally developed software costs

As described in Note 2O to the consolidated financial statements, the Company has internally developed software costs of $2.3 million as of December 31, 2024. Management applied significant judgment in determining which software projects and activities within those projects qualify for capitalization, and the timing of establishing technological feasibility. In addition, management applied judgment in determining when to cease the capitalization of costs.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included testing the effectiveness of controls relating to capitalized internally developed software costs, including controls over the software projects qualification for capitalization, timing of establishing technological feasibility and time to cease capitalization. These procedures also included, among others, (i) inspection of the products documentation; (ii) testing management’s process for estimating the capitalized internally developed software costs; and (iii) testing management’s identification of accumulated time and costs, both internal and external, associated with internal software development activities and the Company's controls over when amortization started.

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Haifa, Israel
March 17, 2025

We have served as the Company’s auditor since 2021.

Silicom Ltd. and its Subsidiaries

Consolidated Balance Sheets as of December 31

		2023	2024
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	3	46,972	51,283
Marketable securities	2E, 4	7,957	20,860
Accounts receivable:
Trade, net	2F	25,004	11,748
Other	5	3,688	4,839
Inventories	6	51,507	41,060

Total current assets		135,128	129,790

Marketable securities	2E, 4	16,619	6,839

Assets held for employees' severance benefits	11	1,357	1,483

Deferred tax assets	15G	2,359	-

Property, plant and equipment, net	7	3,552	3,055

Intangible assets, net	8	2,253	2,300

Operating leases right-of-use, net	10	6,466	6,942

Total assets		167,734	150,409

Avi Eizenman	Liron Eizenman	Eran Gilad

Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Kfar-Saba, Israel
March 17, 2025

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Balance Sheets as of December 31 (Continued)

		2023	2024
	Note	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable		4,139	6,477
Other accounts payable and accrued expenses	9	6,668	6,945
Operating lease liabilities	10	2,070	1,670

Total current liabilities		12,877	15,092

Long-term liabilities
Operating lease liabilities	10	3,877	4,797
Liability for employees' severance benefits	11	2,672	2,649
Deferred tax liabilities	15G	46	32

Total liabilities		19,472	22,570

Shareholders' equity	12
Ordinary shares, ILS 0.01 par value; 10,000,000 shares authorized; 7,739,274 and 7,747,274 issued as at December 31, 2023 and 2024, respectively;
6,405,523 and 5,766,286 outstanding as at December 31, 2023 and 2024, respectively

		22	22
Additional paid-in capital		70,671	73,837

Treasury shares (at cost) 1,333,751 and 1,980,988 ordinary shares as at December 31, 2023 and 2024, respectively		(43,631)	(53,512)
Retained earnings		121,200	107,492

Total shareholders' equity		148,262	127,839

Total liabilities and shareholders’ equity		167,734	150,409

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Operations for the Year Ended December 31

		2022	2023	2024
		US$ thousands
	Note	Except for share and per share data

Sales	2M, 13	150,582	124,131	58,114
Cost of sales		98,626	95,442	41,516

Gross profit		51,956	28,689	16,598

Operating expenses
Research and development		20,563	20,638	19,508
Sales and marketing		6,990	6,935	6,014
General and administrative		4,477	4,229	4,354
Impairment of goodwill		-	25,561	-

Total operating expenses		32,030	57,363	29,876

Operating income (loss)		19,926	(28,674)	(13,278)
Financial income (expenses), net	14	2,464	1,372	1,961

Income (loss) before income taxes		22,390	(27,302)	(11,317)

Income taxes	15	4,084	(889)	2,391

Net income (loss)		18,306	(26,413)	(13,708)

Income per share:
Basic income (loss) per ordinary share (US$)	2T	2.733	(3.942)	(2.277)

Diluted income (loss) per ordinary share (US$)		2.694	(3.942)	(2.277)

Weighted average number of ordinary
shares used to compute basic income (loss)
per share (in thousands)		6,697	6,700	6,020

Weighted average number of ordinary
shares used to compute diluted income (loss)
per share (in thousands)		6,796	6,700	6,020

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

	Ordinary shares		Additional paid-in capital	Treasury shares(3)	Retained earnings	Total shareholders’ equity
	Number of shares(1)	US$ thousands

Balance at
January 1, 2022	6,709,528	22	63,390	(34,995)	130,046	158,463

Purchase of treasury shares	(80,120)	-	-	(3,428)	-	(3,428)
Reissuance of treasury shares under share-based compensation plan	109,298	-	(411)	3,527	(739)	2,377
Share-based compensation	-	-	3,577	-	-	3,577
Net income	-	-	-	-	18,306	18,306

Balance at
December 31, 2022	6,738,706	22	66,556	(34,896)	147,613	179,295

Exercise of options and RSUs(2)	69,241	-	762	-	-	762
Purchase of treasury shares	(419,657)	-	-	(9,320)	-	(9,320)
Reissuance of treasury shares under share-based compensation plan	17,233	*-	-	585	-	585
Share-based compensation	-	-	3,353	-	-	3,353
Net income (loss)	-	-	-	-	(26,413)	(26,413)

Balance at
December 31, 2023	6,405,523	22	70,671	(43,631)	121,200	148,262

Exercise of RSUs(2)	8,000	*-	-	-	-	-
Purchase of treasury shares	(647,237)	-	-	(9,881)	-	(9,881)
Share-based compensation	-	-	3,166	-	-	3,166
Net income (loss)	-	-	-	-	(13,708)	(13,708)

Balance at
December 31, 2024	5,766,286	22	73,837	(53,512)	107,492	127,839

(1)	Net of shares held by Silicom Inc. and Silicom Ltd.
(2)	Restricted share units (hereinafter - "RSUs").
(3)	Company shares held by the Company - presented as a reduction of equity at their cost to the Company. The treasury shares have no rights.

*	Less than 1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows for the Year Ended December 31

	2022	2023	2024
	US$ thousands
Cash flows from operating activities
Net income (loss)	18,306	(26,413)	(13,708)

Adjustments required to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,415	2,497	2,209
Impairment of intangible assets	-	5,264	-
Impairment of goodwill	-	25,561	-
Write-down of obsolete inventory	3,002	6,433	3,682
Changes in marketable securities and exchange rate differences	(20)	(140)	(318)
Share-based compensation expense	3,577	3,353	3,166
Deferred taxes, net	1,178	(1,885)	2,345
Changes in assets and liabilities:
Accounts receivable - trade	3,695	2,239	13,257
Accounts receivable - other	396	(138)	(1,104)
Change in liability for employees' severance benefits, net	149	(395)	(149)
Inventories	(15,289)	29,909	6,580
Trade accounts payable	(12,410)	(11,508)	2,147
Other accounts payable and accrued expenses	(9,089)	(2,852)	181
Net cash provided by (used in) operating activities	(4,090)	31,925	18,288

Cash flows from investing activities
Purchase of property, plant and equipment	(2,089)	(1,122)	(932)
Investment in intangible assets	(2,603)	(1,092)	(365)
Proceeds from maturity of marketable securities	16,029	4,000	7,950
Purchases of marketable securities	(3,998)	(9,623)	(11,100)
Amortization premium on marketable securities	934	320	167
Net cash provided by (used in) investing activities	8,273	(7,517)	(4,280)

Cash flows from financing activities
Exercise of options and RSUs	-	762	-
Purchase of treasury shares	(3,428)	(9,320)	(9,881)
Proceeds from reissuance of treasury shares upon exercise of options	2,377	585	-
Net cash used in financing activities	(1,051)	(7,973)	(9,881)

Effect of exchange rate changes on cash balances held	(1,683)	(197)	184

Increase in cash and cash equivalents	1,449	16,238	4,311

Cash and cash equivalents at beginning of year	29,285	30,734	46,972
Cash and cash equivalents at end of year	30,734	46,972	51,283

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows for the Year Ended December 31

	2022	2023	2024
	US$ thousands
Supplementary cash flow information
A. Non-cash transactions:
Additions of right of use assets and lease liabilities	1,433	388	2,148
Termination of lease agreements	-	(620)	-
Investments in property, plant and equipment	37	54	332
	1,470	(178)	2,480
B. Cash paid (received) during the year for:
Income taxes, net	(411)	601	917

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

On 7 October 2023, Hamas terrorists infiltrated into Israel from Gaza and carried out a terrorist attack on Israeli communities. Israeli forces subsequently began a counter-attack in Gaza, and the Israeli government has declared that Israel is at war. The war between Israel and Hamas may affect the security situation in Israel and therefore could adversely affect the Company's business, financial condition and results of operations. As of December 31, 2024, the war did not have a material effect of the Company's business, financial condition and results of operations. However, since this is an event beyond the Company’s control, its continuation or cessation may affect our expectations. The Company continues to monitor its ongoing activities and will make any needed adjustments to ensure continuity of its business, while supporting the safety and well-being of its employees. However, since this is an event beyond the Company’s control, its continuation or cessation may affect our expectations. The Company continues to monitor its ongoing activities and will make any needed adjustments to ensure continuity of its business, while supporting the safety and well-being of its employees.

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

Transactions and balances originally denominated in dollars are presented at their original amounts. Balances in non-dollar currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. For non-dollar transactions reflected in the statements of operations, the transaction date exchange rates are used. Depreciation, amortization and other changes derived from non-monetary items are based on historical exchange rates. The resulting transaction gains or losses are recorded as net financial income or expenses.

B.	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company. All intercompany balances and transactions have been eliminated in consolidation.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont’d)

C.	Estimates and assumptions

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include credit loss, income taxes, impairment of inventories, impairment of goodwill, capitalized software costs and the assumptions used to estimate the fair value of share-based compensation.

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

The Company recognizes current expected credit losses for financial assets held at amortized cost. The Company uses forward-looking information to calculate credit loss estimates. As of December 2023 and 2024 the allowance for credit losses is immaterial.

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

The Company presents accounts receivable in the consolidated balance sheets net of allowance for expected credit losses for potential uncollectible amounts. The Company estimates the collectability of accounts receivable balances and adjusts the allowance for expected credit losses based on the Company's assessment of collectability by reviewing accounts receivable on an aggregated basis where similar characteristics exist and on an individual basis when it identifies specific customers with known disputes or collectability issues. The Company also considers a number of factors to assess collectability, including the past due status, creditworthiness of the specific customer, payment history and reasonable and supportable forecasts of future economic conditions.

As of December 31, 2023 and 2024, allowance for credit losses amounted to US$ 20 thousand.

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

Goodwill reflected the excess of the purchase price of a business acquired over the fair value of net assets acquired. Goodwill has been tested for impairment at least annually.

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

The Company performed its quantitative goodwill impairment test by comparing the fair value of its reporting unit with its carrying value. When the reporting unit’s carrying value was determined to be greater than its fair value, an impairment charge was recognized for the amount by which the carrying value exceeded the reporting unit’s fair value.

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

The Company elected the short-term lease recognition exemption for all leases with a term shorter than 12 months. This means that for those leases, the Company does not recognize right-of-use ("ROU") assets or lease liabilities but recognizes lease expenses over the lease term on a straight-line basis.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease.

Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

As of December 31, 2024, all of the Company's leases are operating leases.

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

Variable payments that depend on the use of the underlying asset are not included in the lease payments. Such variable payments are recognized in profit or loss in the period in which the event or condition that triggers the payment occurs.

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

The Company’s lease agreements have remaining lease terms of 1 to 6 years. Some of these agreements include options to terminate the leases immediately. During the year ended December 31, 2023, the Company reached agreements with the lessors to terminate two leases, and accordingly the Company derecognized right of use assets and lease liabilities in the amount of US$ 620 thousand.

In August 2024 the company entered into a new lease agreement for its existing executive offices in Kfar Sava. Accordingly, the Company recognized a right of use asset and a lease liability in the amount of US$ 1,651 thousand.

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

The Company recognizes revenue upon transfer of control of the promised goods in a contract with a customer in an amount that reflects the consideration the Company expects to receive in exchange for those products. Transfer of control occurs once the customer has the contractual right to use the product, generally upon shipment or once delivery and risk of loss are transferred to the customer.  The Company accounts for a contract with a customer when it has approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Each of the Company's contracts includes one type of performance obligation. The Company evaluates each distinct performance obligation within a contract, whether it is satisfied at a point in time or over time. Most of the Company's revenues are recognized at a point in time. Revenue is recognized over time for sales of goods manufactured to unique customer specifications, in which the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date if the customer were to terminate the contract. Revenue recognized over time is measured by the costs incurred to date relative to the estimated total direct costs to fulfill each contract. Incurred costs represent work performed, which corresponds with, and thereby best depicts, the transfer of control to the customer. Contract costs include labor, materials and overhead.

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

O.	Research and development costs and capitalized software development costs

Software development costs (mainly salary) related to programmable components incorporated into the Company's products, are charged to expense until technological feasibility has been established for the product. Once technological feasibility is established, all software costs are capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. The Company has determined that technological feasibility for its software components of hardware products is reached after all high-risk development issues have been resolved through coding and testing. In addition, management applied judgment in determining when to cease the capitalization of costs.

Amortization begins when the product is available for general release to customers, generally based on the pattern in which the economic benefits will be consumed. The amortization of these costs is included in cost of revenue over the estimated life of the products. Other costs incurred in the research and development of the Company’s products are expensed as incurred.

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

Deferred taxes are accounted for under the asset and liability method based on the estimated future tax effects of temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are presented as non-current assets and liabilities and measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date. A valuation allowance is provided if, based upon the weight of available evidence, the Company cannot assume that it is more likely than not that a portion of the deferred income tax assets will be realized. Deferred income tax liabilities and assets are classified as non-current. The Company recognizes the effect of uncertain tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured as the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Taxes which would apply in the event of disposal of investments in foreign subsidiaries have not been taken into account in computing the deferred taxes, as the Company's intention is to hold, and not to realize the investments.

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

Equity awards granted to employees are accounted for using the grant date fair value method. The grant date fair value is determined as follows: for stock options using the Binomial option-pricing model and for restricted stock units (“RSUs”) based on the market value of the Company’s stock on the date of grant, less an estimate of dividends that will not accrue to RSUs holders prior to vesting. The fair value of share based payment awards is recognized as an expense over the vesting period. The expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market. For awards with market conditions, compensation expense is not reversed if the market conditions are not satisfied. The Company accounts for forfeitures of share-based awards at the time they occur. If an employee forfeits an award due to not completing the required service period, the Company reverses any previously recognized compensation expense in the same period the forfeiture takes place.

T.	Basic earnings (loss) and diluted earnings (loss) per share

Basic earnings (loss) per ordinary share is calculated by dividing the net income attributable to ordinary shares, by the weighted average number of ordinary shares outstanding (net of treasury shares). Diluted earnings (loss) per ordinary share calculation is similar to basic earnings (loss) per ordinary share except that the weighted average of ordinary shares outstanding is increased to include outstanding potential ordinary shares during the period if dilutive. Potential ordinary shares arise from stock options and unvested RSUs, and the dilutive effect is reflected by the application of the treasury stock method.

The following table summarizes information related to the computation of basic and diluted earnings (loss) per ordinary share for the years indicated.

	Year ended December 31
	2022	2023	2024

Net earnings (loss) attributable to ordinary shares (US$ thousands)	18,306	(26,413)	(13,708)

Weighted average number of ordinary shares outstanding used in basic earnings (loss) per ordinary share calculation	6,696,671	6,699,813	6,019,661

Add of outstanding dilutive potential ordinary shares	99,748	-	-

Weighted average number of ordinary shares outstanding
used in diluted earnings (loss) per ordinary share calculation	6,796,419	6,699,813	6,019,661

Basic earnings (loss) per ordinary shares (US$)	2.733	(3.942)	(2.277)

Diluted earnings (loss) per ordinary shares (US$)	2.694	(3.942)	(2.277)

Weighted average number of shares related to options and RSUs excluded from the diluted earnings per share
calculation because of anti-dilutive effect	251,868	69,005	230,696

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

U.	Comprehensive Income

For the years ended December 31, 2022, 2023 and 2024, comprehensive income equals net income.

V.	Fair Value Measurements

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

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, marketable securities, trade receivables and assets held for employees’ severance benefits. Cash and cash equivalents balances of the Company, which are subject to credit risk, consist of cash accounts held with major financial institutions. Marketable securities consist of held to maturity marketable securities issued by highly rated corporations. As of December 31, 2023 and 2024, the ratings of the securities in the Company's portfolio was at least BBB. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations). The Company closely monitors extensions of credit and has never experienced significant credit losses.

(2)	Significant customers

The Company's top three ultimate customers accounted for approximately 34% of its revenues in 2024. The Company expects that a small number of customers will continue to account for a significant portion of its revenues for the foreseeable future. See Note 13.

X.	Liabilities for loss contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Y.	New accounting pronouncements

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting: Improvements to Reportable Segment Disclosures”. This guidance expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The amendments are required to be applied retrospectively to all prior periods presented in an entity’s financial statements. The Company adopted the new accounting standard for the fiscal year 2024. See note 13.

Recently issued accounting pronouncements, not yet adopted.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

Y.	New accounting pronouncements (cont’d)

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The standard requires entities to disclose specific categories in the rate reconciliation and to provide additional information for reconciling items that meet a quantitative threshold. It also requires entities to disclose certain information about income taxes paid and other disclosures related to income and income tax expense from continuing operations. The standard is effective for fiscal years beginning after December 15, 2024 for public business entities. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements disclosures.

In November 2024, the FASB issued ASU 2024-03 “Income Statement: Reporting Comprehensive Income— Expense Disaggregation Disclosures,” The standard requires more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation, amortization, and depletion) included in certain expense captions presented on the face of the income statement, as well as disclosures about selling expenses. The standard is effective for fiscal years beginning after December 15, 2026. The Company is currently evaluating the impact of ASU 2024-03 on its consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Cash and Cash Equivalents

	December 31
	2023	2024
	US$ thousands

Cash	42,009	47,727
Cash equivalents *	4,963	3,556
	46,972	51,283

*	Comprised mainly of bank deposits in USD as at December 31, 2023 and 2024 carrying a weighted average interest rate of 4.57% and 3.46%, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 4 - Marketable Securities

The Company's investments in marketable securities as of December 31, 2023 and 2024 are classified as ''held-to-maturity'' and consist of the following:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding	Aggregate
	cost basis**	gains	(losses)	fair value*
	US$ thousands
At December 31, 2024
Held to maturity:
Corporate debt securities and government debt securities
Current	20,990	-	(171)	20,819
Non-Current (1 to 3 years)	6,891	10	(61)	6,840

	27,881	10	(232)	27,659

At December 31, 2023
Held to maturity:
Corporate debt securities and government debt securities
Current	8,022	-	(121)	7,901
Non-Current (1 to 4 years)	16,742	-	(558)	16,184
	24,764	-	(679)	24,085

*	Fair value is being determined using Level 2 inputs.
**	Including accrued interest in the amount of US$ 188 thousand and US$ 182 thousand as of December 31, 2023 and 2024, respectively.
The accrued interest is presented as part of other receivables on the balance sheet.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 4 - Marketable Securities (Cont’d)

Activity in marketable securities in 2023 and 2024	US$ thousands

Balance at January 1, 2023	19,321

Purchases of marketable securities	9,623
Changes in marketable securities, net	(180)
Proceeds from maturity of marketable securities	(4,000)

Balance at January 1, 2024	24,764

Purchases of marketable securities	11,100
Changes in marketable securities, net	(33)
Proceeds from maturity of marketable securities	(7,950)

Balance at December 31, 2024	27,881

The following table summarizes the gross unrealized losses or gains on investment securities and the fair value of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss or gain position, at December 31, 2024:

	Less than 12 months		12 months or more		Total
Held to maturity:	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value

Corporate debt securities and government debt securities	(38)	11,102	(194)	14,585	(232)	25,687

	Less than 12 months		12 months or more		Total
Held to maturity:	Unrealized Gains	Fair value	Unrealized Gains	Fair value	Unrealized Gains	Fair value

Corporate debt securities and government debt securities	7	990	3	982	10	1,972

The unrealized losses or gains on the investments were caused by changes in interest rate. The Company has the ability and intent to hold these investments until maturity and it is more likely than not that the Company will not be required to sell any of the securities before recovery.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Other Receivables

	December 31
	2023	2024
	US$ thousands

Advances to suppliers	136	184
Government authorities	2,030	3,183
Prepaid expense	829	1,130
Other receivables	693	342
	3,688	4,839

Note 6 - Inventories

	December 31
	2023	2024
	US$ thousands

Raw materials and components	36,979	23,130
Products in process	9,189	12,494
Finished products	5,339	5,436
	51,507	41,060

In the years ended December 31, 2022, 2023 and 2024, the Company recorded inventory write-downs in the amount of US$ 3,002 thousand, US$ 6,433 thousand and US$ 3,682 thousand, respectively.

Note 7 - Property, Plant and Equipment, Net

	December 31
	2023	2024
	US$ thousands

Machinery and equipment	20,460	11,257
Office furniture and equipment	1,229	680
Leasehold improvements	3,547	2,742

Property, plant and equipment	25,236	14,679

Accumulated depreciation	(21,684)	(11,624)

Property, Plant and equipment, net	3,552	3,055

Depreciation expenses for the years ended December 31, 2022, 2023 and 2024 were US$ 2,208 thousand, US$ 2,212 thousand and US$ 1,891 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 8 - Intangible Assets

		December 31
		2023	2024
	Useful life	US$ thousands
Original cost:
Capitalization of software development costs	8	4,909	5,274
Licenses	3	633	633
		5,542	5,907
Accumulated amortization:
Capitalization of software development costs		2,695	2,993
Licenses		594	614
		3,289	3,607

Intangible assets, net:
Capitalization of software development costs		2,214	2,281
Licenses		39	19
		2,253	2,300

Amortization expenses for the years ended December 31, 2022, 2023 and 2024 were US$ 207 thousand, US$ 285 thousand and US$ 318 thousand, respectively. The estimates amortization of capitalized software development costs in relation to developments that were available for general release to customers, as of December 31, 2024, are US$ 305 thousand in each of the years 2025 through 2029. The Company recorded an impairment loss of US$ 5,264 thousand in the year ended December 31, 2023, for two capitalization of software development costs projects, that will no longer be utilized by the Company. The impairment was recorded in cost of sales.

Note 9 - Other accounts payable and accrued expenses

	December 31
	2023	2024
	US$ thousands

Accrued expenses	2,008	1,566
Employee benefits	3,675	4,184
Government authorities	520	242
Other payables	465	953
	6,668	6,945

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 - Leases

A.	The components of operating lease cost for the year ended December 31, 2022, 2023 and 2024 were as follows:

	Year ended December 31
	2022	2023	2024
	US$ thousands
Operating lease costs (mainly plant and offices)	1,872	1,799	1,755
Variable lease payments not included in the lease liability	62	103	127
Short-term lease cost	273	248	239
Total operating lease cost	2,207	2,150	2,121

B.	Supplemental cash flow information related to operating leases was as follows:

	Year ended December 31
	2022	2023	2024
	US$ thousands
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	1,847	1,662	1,566
Right-of-use assets obtained in exchange for lease liabilities (non-cash):
Additions of operating leases	1,269	388	2,148
Termination of operating leases	-	(620)	-

C.	Supplemental balance sheet information related to operating leases was as follows:

	December 31
	2023	2024
	US$ thousands
Operating leases:
Operating leases right-of-use	6,466	6,942

Current operating lease liabilities	2,070	1,670
Non-current operating lease liabilities	3,877	4,797
Total operating lease liabilities	5,947	6,467

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 - Leases (cont’d)

D.	Supplemental balance sheet information related to operating leases was as follows (cont’d):

	December 31
	2023	2024
	US$ thousands

Weighted average remaining lease term (years)	5.8	5.1

Weighted average discount rate	2.3%	3.3%

E.	Future lease payments under non-cancellable leases as of December 31, 2024 were as follows:

December 31, 2024
US$ thousands

2025	1,635
2026	1,551
2027	1,283
2028	1,219
2029	879
After 2029	318
Total operating lease payments	6,885
Less: imputed interest	(418)
Present value of lease liabilities	6,467

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 - Assets Held and Liability for Employees' Severance Benefits

A.	Under Israeli law and labor agreements, Silicom is required to make severance payments to retired or dismissed employees and to employees leaving employment in certain other circumstances.

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

D.
Expenses recorded with respect to employees' severance payments for the years ended December 31, 2022, 2023 and 2024, mainly attributed to Section 14, were US$ 1,194 thousand, US$ 878 thousand and US$ 556 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity

Capital and reserves

On May 2, 2019, the Company's Board of Directors authorized and began implementation of a one-year share repurchase plan to repurchase up to $15 million of the Company's ordinary shares. On April 30, 2020 the Company's Board of Directors authorized another one-year share repurchase plan allowing the Company to invest up to $15 million to repurchase its ordinary shares. This plan has begun as the previously announced $15 million one-year share repurchase plan was completed. On April 29, 2021 the Company's Board of Directors authorized another one-year share repurchase plan allowing the Company to invest up to $15 million to repurchase its ordinary shares. This plan has begun as the previously announced $15 million one-year share repurchase plan was completed. On May 1, 2023, the Company's Board of Directors authorized another one-year share repurchase plan allowing the Company to invest up to $15 million to repurchase its ordinary shares. This plan began on May 8, 2023. On May 2, 2024, the Company's Board of Directors authorized another one-year share repurchase plan allowing the Company to invest up to $15 million to repurchase its ordinary shares. This plan began on May 8, 2024. Repurchases may be made in the open market and will be in accordance with applicable securities laws and regulations. The timing and amount of each repurchase transaction may depend on a variety of factors. The share repurchase plan does not obligate the Company to acquire any specific number of ordinary shares and may be suspended or terminated at any time at management’s discretion.

Share based compensation

A.
On October 21, 2013, the Board resolved to adopt the Global Share Incentive Plan (2013) (the "2013 Plan") and to reserve up to 500,000 ordinary shares for issuance under the 2013 Plan to employees, directors, officers and consultants of the Company or of any subsidiary or affiliate of the Company. In January 2018, the Board approved the increase of the number of ordinary shares reserved for issuance under the 2013 Plan by 600,000 additional ordinary shares, and on January 27, 2022, the Board increased the number of the ordinary shares available for issuance by an additional 750,000 Ordinary shares. In October 2023, the Board approved the extension of the Global Share Incentive Plan (2013) by an additional ten years and increased the number of the ordinary shares available for issuance by an additional 375,000 ordinary shares. Grants under the 2013 Plan, whether as options, restricted stock units, restricted stock or other equity based awards, including their terms, are subject to the Board of Directors' approval. Grants to directors and certain other officers are generally subject to the approvals of the Compensation Committee as well as Board of Directors, and grants to directors or a CEO (and under certain circumstances certain other officers) will also have to be approved by the Shareholders.

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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

C.	During 2022, 2023 and 2024, the Company granted 16,000, 86,000 and 2,969 RSUs respectively to certain of its directors, employees and consultants under the 2013 Plan. In relation to those grants:

1.	The vesting period of the RSUs ranges between 2 to 3 years from the date of grant.

2.	The fair value of RSUs is estimated based on the market value of the Company’s stock on the date of grant, less an estimate of dividends that will not accrue to RSUs holders prior to vesting.

3.	The Company recognizes compensation expenses on these RSUs based on estimated grant date fair value, assuming that no dividend yield is expected in any of the years.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

D.	On January 27, 2022, the Company granted, in the aggregate, 121,508 options to certain of its employees under the 2013 Plan. In relation to this grant:

1.
The exercise price for the options (per ordinary share) was US$ 47.98 and the Option expiration date was the earlier to occur of: (a) January 27, 2030; and (b) the closing price of the shares falling below US$ 23.99 at any time after the date of grant and remains at such price or at a lower price for a period of at least 30 days. The options vest and become exercisable on the second anniversary of the date of grant. All such outstanding options have expired by their terms in 2023.

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

1.
The exercise price for the options (per ordinary share) was US$ 35.69 and the Option expiration date was the earlier to occur of: (a) June 7, 2030; and (b) the closing price of the shares falling below US$ 17.85 at any time after the date of grant and remains at such price or at a lower price for a period of at least 30 days. The options vest and become exercisable on the second anniversary of the date of grant. All such outstanding options have expired by their terms in 2023.

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

1.
The exercise price for the options (per ordinary share) was US$ 34.90 and the Option expiration date was the earlier to occur of: (a) July 1, 2030; and (b) the closing price of the shares falling below US$ 17.45 at any time after the date of grant and remains at such price or at a lower price for a period of at least 30 days. The options vest and become exercisable on the second anniversary of the date of grant. All such outstanding options have expired by their terms in 2023.

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

1.
The exercise price for the options (per ordinary share) was US$ 35.12 and the Option expiration date was the earlier to occur of: (a) July 1, 2031; and (b) the closing price of the shares falling below US$ 17.56 at any time after the date of grant and remains at such price or at a lower price for a period of at least 30 days. The options vest and become exercisable on the second anniversary of the date of grant. All such outstanding options have expired by their terms in 2023.

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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

H.	On June 18, 2024, the Company granted, in the aggregate, 410,714 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:

1.
The exercise price for the options (per ordinary share) was US$ 16.42 and the Option expiration date is June 18, 2032. The options vest and become exercisable in two equal portions: 50% on the second anniversary of the date of grant, and 50% on the third anniversary of the date of grant.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	4.22%
Expected dividend yield	0.0%
Average expected volatility (b)	42.84%
Post-vesting termination rate	7%
Suboptimal factor (c)	2.76

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

I.	The following table summarizes information regarding stock options as at December 31, 2024:

	Options outstanding		Options exercisable
		Weighted average		Weighted average
		remaining		remaining
Exercise price	Number	contractual life	Number	contractual life
US$	of options	(in years)	of options	(in years)
33.27	10,148	1.3	10,148	1.3

16.42	395,422	7.5	-	-

The aggregate intrinsic value of options outstanding as of December 31, 2023 and 2024 is US$ 0 thousand and US$ 0 thousand, respectively.

The aggregate intrinsic value of options exercisable as of December 31, 2023 and 2024 is US$ 0 thousand and US$ 0 thousand, respectively.

The total intrinsic value of options exercised during the year ended December 31, 2023 and 2024, is US$ 401 thousand and US$ 0 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

J.	The stock option activity under the abovementioned plans is as follows:

			Weighted
		Weighted	average
	Number	average	grant date
	of options	exercise price	fair value
		US$	US$

Balance at January 1, 2022	579,521

Granted	198,174	40.82	15.13
Exercised	(66,298)	33.09	13.21
Forfeited	(50,335)	41.67	15.75

Balance at December 31, 2022	661,062

Granted	137,911	35.12	15.84
Exercised	(45,474)	29.91	12.33
Forfeited	(14,256)	40.40	15.90
Expired	(729,095)	37.80	15.05

Balance at December 31, 2023	10,148

Granted	410,714	16.42	7.08
Forfeited	(15,292)	16.42	7.08

Balance at December 31, 2024	405,570
Exercisable at December 31, 2024	10,148

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

K.	The Restricted Share Units activity under the abovementioned plans is as follows:

		Weighted
	Number of	average
	Restricted	grant date
	Share Units	fair value
		US$

Balance at January 1, 2022	86,000

Granted	16,000	43.02
Forfeited	(2,000)	35.33
Vested	(43,000)	35.33

Balance at December 31, 2022	57,000

Granted	86,000	36.24
Forfeited	(8,000)	36.24
Vested	(41,000)	35.33

Balance at December 31, 2023	94,000

Granted	2,969	15.42
Forfeited	(500)	43.02
Vested	(8,000)	36.24

Balance at December 31, 2024	88,469

The aggregate intrinsic value of RSUs outstanding as of December 31, 2023 and December 31, 2024 is US$ 1,701 thousand and US$ 1,443 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

L.	During 2022, 2023 and 2024, the Company recorded share-based compensation expenses. The following summarizes the allocation of the stock-based compensation expenses:

	Year ended December 31
	2022	2023	2024
	US$ thousands

Cost of sales	638	428	276
Research and development costs	1,454	1,423	1,373
Selling and marketing expenses	774	747	728
General and administrative expenses	711	755	789

	3,577	3,353	3,166

As of December 31, 2024, there were US$ 3,475 thousand of unrecognized compensation costs related to stock options and RSUs to be recognized over a weighted average period of 1.51 years.

The total tax benefit recognized in the consolidated statements of operations related to share based compensation expenses amounted to US$ 81 thousand and US$ 2 thousand for the year ended December 31, 2023 and December 31, 2024.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Segment Reporting

A.	Information on sales by geographic distribution:

The Company has one operating segment. Sales are attributed to geographic distribution based on the location of the ultimate customer:

	Year ended December 31
	2022	2023	2024
	US$ thousands

USA	107,908	103,985	43,698
North America - other	836	1,442	280
Israel	13,586	7,560	3,365
Europe	20,715	8,048	6,221
Asia-Pacific	7,537	3,096	4,550

	150,582	124,131	58,114

B.	Sales to single ultimate customers exceeding 10% of sales (US$ thousands):

	Year ended December 31
	2022	2023	2024
	US$ thousands

Customer "A"	22,926	11,018	7,611
Customer "B"	7,821	5,889	7,302
Customer "C"	3,733	26,808	2,904

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Segment Reporting (cont'd)

C.	Information on Long-Lived Assets - Property, Plant and Equipment and ROU assets by geographic areas:

The following table presents the locations of the Company’s long-lived assets as of December 31, 2023 and 2024:

	Year ended December 31
	2023	2024
	US$ thousands

North America	626	420
Europe	153	71
Israel	9,239	9,506

	10,018	9,997

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Segment Reporting (cont’d)

D.	Segment information:

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”).

The Company’s operations are managed and reported to its Chief Executive Officer (“CEO”), the Company’s chief operating decision maker ("CODM").

Our chief operating decision maker (“CODM”), manages the Company’s business activities as a single operating and reportable segment at the consolidated level. Accordingly, our CODM uses consolidated net income to measure segment profit or loss, allocate resources and assess performance.

The following table provides the significant expense (income) categories and amounts align with the segment-level information that is regularly provided to the CODM:

	Year ended December 31
	2022	2023	2024
	US$ thousands

Sales	150,582	124,131	58,114
Raw material and subcontracted manufacturing costs	(85,190)	(81,947)	(35,364)
Payroll & related expenses	(25,017)	(21,465)	(19,481)
Share-based compensation expenses	(3,577)	(3,353)	(3,166)
Subcontractor work	(2,329)	(2,681)	(3,747)
Depreciation costs	(2,208)	(2,212)	(1,891)
Rent	(2,207)	(2,150)	(2,121)
Impairment of goodwill	-	(25,561)	-
Other segment items *	(9,921)	(13,151)	(5,304)
Amortization expense	(207)	(285)	(318)
Financial income, net	2,464	1,372	1,961
Income taxes	(4,084)	889	(2,391)
Segment net income (loss)	18,306	(26,413)	(13,708)

*	Other segment items included in Segment net loss includes professional services, consulting and other outside services expenses, travel expenses, insurance, facilities, and other overhead items.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 14 - Financial Income (Expenses), Net

	Year ended December 31
	2022	2023	2024
	US$ thousands

Interest income	230	1,254	2,597
Exchange rate differences, net	2,308	163	(625)
Bank charges	(74)	(45)	(11)

	2,464	1,372	1,961

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

Out of the Company’s retained earnings as of December 31, 2024, approximately US$ 47,871 thousand are tax-exempt, under our previous "Approved Enterprise" and "Benefited Enterprise" status. If such tax-exempt income is distributed as a dividend (including a liquidation dividend), it would be taxed at the regular corporate tax rate applicable to such profits (subject to a maximum rate of 25%) and an income tax liability of up to approximately US$ 11,968 thousand would be incurred as of December 31, 2024. The Company intends to reinvest its tax-exempt income. Accordingly, no deferred tax liability has been recognized for income attributable to the Company’s previous "Approved Enterprise" or "Benefited Enterprise" status. If the Company was to declare a dividend from its tax-exempt income, an income tax expense would be recognized in the period a dividend is declared.

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

3.
The Company has not provided for Israeli income tax and foreign withholding taxes on US$ 18,676 thousand of its non-Israeli subsidiaries' undistributed earnings as of December 31, 2024. The earnings could become subject to tax if earnings are remitted or deemed remitted as dividends or upon sale of a subsidiary.

The Company currently has no plans to repatriate those funds and intends to indefinitely reinvest them in its non-Israeli operations. The unrecognized deferred tax liability associated with these temporary differences was approximately US$ 2,159 thousand at December 31, 2024.

E.	Tax assessments

1.	For the Israeli jurisdiction the Company has final tax assessments for all years up to and including the tax year ended December 31, 2019.

2.
For the US federal jurisdiction, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2020. For the New Jersey and California state jurisdictions, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2019. For the New York, Texas and Illinois state jurisdictions, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2020. For the Virginia, Tennessee, and New Mexico state jurisdictions, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2021.

3.	For the Danish jurisdiction, Silicom Denmark has final tax assessments for all years up to and including the tax year ended December 31, 2020.

4.	The balance of the operating loss carryforwards as of December 31, 2024, is US$ 16,892 thousand.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont'd)

F.	Income (loss) before income taxes and income taxes expense (benefit) included in the consolidated statements of operations

	Year ended December 31
	2022	2023	2024
	US$ thousands
Income (loss) before income taxes:
Israel	17,915	(30,101)	(12,287)
Foreign jurisdictions	4,475	2,799	970
	22,390	(27,302)	(11,317)

Current taxes:
Israel	1,765	201	235
Foreign jurisdictions	1,198	921	457
	2,963	1,122	692

Current tax (benefits) expenses relating to prior years:
Israel	(215)	(10)	(814)
Foreign jurisdictions	158	(116)	168
	(57)	(126)	(646)

Deferred taxes:
Israel	1,114	(1,857)	2,359
Foreign jurisdictions	64	(28)	(14)
	1,178	(1,885)	2,345

Income tax expense (benefit)	4,084	(889)	2,391

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont’d)

G.	Deferred tax assets and liabilities

The tax effects of significant items comprising the Company’s deferred tax assets and liabilities are as follows:

	December 31	December 31
	2023	2024
	US$ thousands	US$ thousands

Deferred tax assets:
Accrued employee benefits	266	258
Research and development costs	1,065	1,029
Operating loss carryforwards	306	1,370
Property, plant and equipment	-	10
Share based compensation	338	438
Intangible assets	117	16
Operating lease liabilities	446	485
Goodwill*	382	55
Other	39	36
Gross deferred tax assets, before valuation allowances	2,959	3,697
Less: valuation allowance	-	(2,918)
Total deferred tax assets:	2,959	779

Deferred tax liabilities:
Intangible assets	(161)	(290)
Operating leases right-of-use, net	(485)	(521)
Total deferred tax liabilities	(646)	(811)

Net deferred tax assets	2,313	(32)

In Israel	2,359	-
Foreign jurisdictions	(46)	(32)
Net deferred tax assets	2,313	(32)

Non-current deferred tax assets	2,359	-
Non-current deferred tax liabilities	(46)	(32)

* The recognized goodwill is deductible for income tax purposes for 10 years.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Taxes on Income (cont'd)

H.	Reconciliation of the statutory tax expense to actual tax expense

	Year ended December 31
	2022	2023	2024
	US$ thousands

Income (loss) before income taxes	22,390	(27,302)	(11,317)
Statutory tax rate in Israel	23.0%	23.0%	23.0%
	5,150	(6,279)	(2,603)

Increase (decrease) in taxes resulting from:
Non-deductible operating expenses	566	4,308	485
Non-taxable income	-	-	(61)
Prior years adjustments	(57)	(126)	(646)
Tax effect due to "Preferred Enterprise" status	(1,949)	784	2,121
Statutory rate differential	168	221	177
Valuation Allowance	-	-	2,918
Other	206	203	-

Income tax expense (benefit)	4,084	(889)	2,391

The realization of tax benefits of net deferred tax assets is dependent upon future levels of taxable income, of an appropriate character, in the periods the items are expected to be deductible or taxable. Based on the available objective evidence during the year ended December 31, 2024, we cannot assume that it is more likely than not that the tax benefits relating to carry forward losses and deductible temporary differences will be realized. Accordingly, we have maintained a valuation allowance against the deferred tax assets and intend to maintain the applicable valuation allowance until sufficient positive evidence exists to support a reversal of, or decrease in, the valuation allowance.

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

During 2022, 2023 and 2024 the Company and its subsidiaries did not have any significant unrecognized tax benefits and thus, no related interest and penalties were accrued.

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

Consequently, in the year ended December 31, 2023, the Company deemed its entire goodwill of US$ 25,561 thousand impaired and recorded an impairment charge of US$ 25,561 thousand.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Subsequent Events

In March 2025, the Company’s compensation committee and board of directors, respectively, has approved the grant of a total of 311,001 options and 29,642 RSUs under the Global Share Incentive Plan (2013) (as extended on October 26, 2023), of which options and RSUs granted to directors and CEO are subject to the approval of the Annual General Meeting, which is currently scheduled to convene no later than June 2025, as prescribed under the Israeli Companies Law, 1999 and the Company's Amended and Restated Articles of Association.