Form 20-F
period 2025-12-31
SILICOM LTD.
filed 2026-04-28
CIK 916793

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

5,706,142

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

Table of Contents

Part I.		3
Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS	3
Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	3
Item 3.	KEY INFORMATION	3
A.	[Reserved]	3
B.	Capitalization and Indebtedness	3
C.	Reason for the Offer and Use of Proceeds	3
D.	Risk Factors	3
Item 4.	INFORMATION ON THE COMPANY.	32
A.	History and Development of the Company	32
B.	Business Overview	33
Principal Markets		35
Manufacturing and Suppliers		35
Marketing Channels		37
Patents and Licenses		39
Competition		40
Governmental Regulation Affecting the Company		42
C.	Organizational Structure	44
Item 4A.	UNRESOLVED STAFF COMMENTS	45
Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	45
Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets		50
C.	Research and Development, Patents and Licenses, etc.	51
E.	Critical Accounting Estimates	55
Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	56
A.	Directors and Senior Management	56
B.	Compensation	58
Board of Directors		63
External Directors		64
Audit Committee		68
Compensation Committee		70
D.	Employees	76
E.	Share Ownership	78
Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	78
A.	Major Shareholders	78
B.	Related Party Transactions	80

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

Once we secure a Design Win, we may not be able to properly capitalize on such Design Win. For example, we may not receive revenues from a Design Win due to the customer deciding to hold back the introduction of its product or service, of which our Design Win product is a component, to the market. Additionally, the Design Win client may decide to abandon the use of our product or use an alternate source. For instance, a client may alter their operations processes, so that even after we have achieved a Design Win with that client, it will outsource certain parts of its purchasing decision-making to third-parties. Such changes in operations processes would require us to seek an additional Design Win with the third-party provider in addition to the Design Win we already achieved in the past with that client, rather than continue selling the products per the initial Design Win, and if we are unsuccessful in achieving such additional Design Win, our sales would be negatively affected. Additionally, the Design Win client could shift its business focus away from the solutions that we had previously sold towards solutions in areas in which we do not operate. Alternatively, we may experience delays in receiving revenues from a Design Win due to circumstances unrelated to us, such delays may stem from delays in the deployment of the customer's product/service in the market. Delays may also lead to a request by the customer to change the specifications of our product due to changes in industry standards and/or market requirements. There is no assurance that we will be able to secure a Design Win for the product with the new specifications. A customer may also experience a lower demand than forecasted by the customer at the time of securing the Design Win for its product/service, which will accordingly affect its demand for our Design Win product. In addition, capitalization of Design Wins might be affected by supply chain disruptions. Our supply chain might be affected by the current conflicts in the Middle East, including the wars between Israel and Hamas in Gaza, Hezbollah in Lebanon and Iran, and the wider consequences, such as extensive cancellation and disruption of flights and shipments to and from Israel. Our Supply chain might also be affected by other factors, such as any hostilities which could break out between China and Taiwan in the future, or new restrictions relating to the spread of pandemics in various geographies globally. Extended delays in materialization of revenue from Design Wins, as mentioned above, might be caused by the war in Ukraine and related business disruptions and sanctions, as well as U.S. restrictions on certain trade with China.

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

We target and sell our networking and data infrastructure solution products to customers mainly in the original equipment manufacturing (“OEMs”), Cloud, Telco Mobile and related service providers markets. We usually sell our products to such customers after achieving Design Wins, which are secured after a process which ends with the implementation of our products in our customers’ systems or their deployment within the relevant customer’s network. Securing Design Wins is a lengthy, time-consuming process, which involves the decision-making process of our customers, which usually includes several time-consuming processes as well, resulting from the critical importance of our products in our customers’ systems or networks. Our customers usually need to define the required configuration of their server system, appliance or network, define the needed solution and the type of products that will address their need, evaluate our products, test and qualify our products for their use and then (or in parallel) negotiate the terms for a purchase. This process is lengthy and may result in investing twelve months or more from the time we first contact a prospective customer before such customer implements our products in its system, appliance or network, constituting what is known as a Design Win. The decision-making process may further be impacted by macro-economic factors such as high interest rates and global economic slowdown, which may put pressure on companies seeking to make significant investments in infrastructure. Additionally, once a Design Win for one of our products is secured, our sales of these products typically involve significant capital investment decisions by the customer or its prospective end customers, as well as a significant amount of time to educate such end customers as to the benefits of systems and appliances that include our products. As a result, before initiating the deployment of our products within their infrastructure, and before purchasing systems and appliances, which include our products (and consequently facilitating sales of our products), our potential customers usually invest a substantial amount of time performing internal reviews and obtaining capital expenditure approvals, thereby lengthening the period of time required for a Design Win to mature into consistent sales. These long sale cycles make it difficult to predict when and to what extent, discussions with potential customers will materialize into sales and could cause our revenue and operating results to fluctuate widely from period to period. Furthermore, once a Design Win has been secured, the ramp-up of sales under the Design Win is dependent on various factors which are not under our control and which may result in significant quarterly, or even annual, fluctuations in the sale rates of our products. These, together with the macro-economic factors described earlier, may have an adverse impact on our ability to accurately predict the ramp-up of sales of our products, and may have an adverse effect on our backlog estimates, actual sales and results of operations.

In addition, we are required to allocate significant resources in order to compete for the achievement of Design Wins, since there is no guarantee that we will be successful in achieving such Design Wins or that secured Design Wins will materialize into consistent sales in the competitive and rapidly evolving market in which we operate. Unsuccessful efforts to secure or materialize Design Wins may lead to substantial increases in our expenditures, cause impairment of intangible assets and related write-offs, divert the attention of our sales force and management from other business opportunities, and could ultimately have a material adverse effect on our business, results of operations and financial condition.

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

Many of our customers that use and/or sell servers and appliances which include our cards do so for a few years, and then consider migration to a newer generation. We cannot guarantee that our cards will be needed or selected for such new generation or be compatible with it. A decision by a current customer to select a new server and/or appliance without including our cards in such new server and/or appliance may have a significant adverse effect on our results of operations and financial condition.

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

While we are generally required to fill orders for our products within one or two weeks following the receipt of a firm purchase order, we are usually required to place orders of certain components for our products within sixteen to twenty weeks prior to delivery, and more recently, in many cases, even earlier, where the global supply chains are affected by external disruptions, such as global shortage of certain components essential for our products, or by the recent attacks by the Houthi militia on Red Sea shipping lanes, other global supply routes disruptions affected by the recent war with Iran and the blockade of the Straits of Hormuz, and this could be further exacerbated should hostilities break out in the future, between China and Taiwan. As a result, we must have a significant amount of components in our inventory to be able to meet our best forecasts of projected purchase orders as opposed to on the basis of firm purchase orders. In the event that firm purchase orders are significantly lower than such forecasts, a significant part of our inventory will not be used and we may be unable to adjust costs in a timely manner to compensate for revenue shortfalls and in the event that firm purchase orders exceed such forecasts, we will not be able to fulfill such purchase orders which may lead to the loss of business.

Risks Related to Operations in Israel and Internationally

The dollar cost of our operations in Israel may increase to the extent the rate of inflation in Israel is not offset by a devaluation of the NIS in relation to the dollar.

Inflation in Israel during 2025 was 2.6 % on an annualized basis. Inflation in Israel, unless offset on a timely basis by a devaluation of the NIS in relation to the dollar, may increase labor and other costs, such as our property lease agreements, which will increase the dollar cost of our operations in Israel and may harm our results of operations.

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

The R&D Law and the IIA impose certain limitations with respect to transfer of manufacturing rights and license or transfer of IIA funded know-how, as well as to change of control in companies which receive government funding from the IIA. Under the IIA rules, the IIA needs to be notified of any offering and the IIA grants and attendant restrictions need to be disclosed in any applicable prospectus. Companies which received governmental funding from the IIA are also subject to obligations to receive approval and in certain situations to increased payment obligations with respect to outsourcing or transferring development or manufacturing activities with respect to any product or technology developed using IIA funding outside of Israel, or with respect to transferring or licensing IIA funded know-how, which may impair our ability to sell or license such technology assets outside or inside of Israel or to outsource, transfer development, or manufacturing activities with respect to any such product or technology outside of Israel, or impose difficulties in consummation of a change of control in the Company.

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

On June 13, 2025, Israel launched a preemptive strike targeting military and nuclear infrastructure within Iran, aiming to disrupt Iran’s ability to coordinate or initiate further hostilities against Israel and to impede its nuclear program. Over the following 12 days, both countries exchanged attacks, with Iran specifically targeting civilian infrastructure. In response to the escalation, Israel temporarily closed its airspace and suspended all commercial port activities. On June 22, 2025, the U.S. military joined Israel in conducting strikes against Iran's nuclear infrastructure. On June 24, 2025, Israel and Iran entered into a ceasefire agreement.

As of October 9, 2025, a ceasefire agreement was reached between Israel and Hamas, which remains in effect to date, aiming for a permanent cessation of the conflict. However, tensions persist and isolated incidents have occurred.

On February 28, 2026, Israel, together with the United States, conducted a major joint military campaign of air and missile strikes against targets in Iran, which triggered a broad Iranian response, including retaliatory missile and drone attacks toward Israel. In early March 2026, hostilities also intensified on Israel’s northern border, including attacks launched by Hezbollah from Lebanon and responsive Israeli strikes. On April 8, 2026, a two-week ceasefire between Iran and Israel and the United States began, which has since been extended. In addition, on April 16, 2026, a separate ten-day ceasefire in Lebanon began which has since been extended. However, the security situation remains highly fluid, and there can be no assurance that hostilities will not resume or further escalate.

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

In connection with the Israeli security cabinet’s declaration of war against Hamas, in October 2023, the war with Hezbollah in Lebanon, the wars with Iran, and possible hostilities with other organizations, several hundred thousand Israeli military reservists have been drafted to perform immediate and extended periods of military service. To date, a small number of our  employees have been called for extended periods of active military duty. In addition, we rely on service providers located in Israel and has entered into certain agreements with Israeli counterparties. Employees of such service providers or contractual counterparties may be called for service in the current or future wars or other armed conflicts with Hamas with Hezbollah, with Iran, and with possible other organizations and such persons may be absent from their positions for a period of time. To date, we have not been significantly impacted by any absences of our personnel or by absences of personnel of any of our service providers or counterparties located in Israel. However, military service call ups that result in absences of a significant number of our personnel or of those of our service providers or contractual counterparties in Israel, may disrupt our operations, and absences for an extended period of time, may materially and adversely affect our business, prospects, financial condition and results of operations.

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

The U.S. trade tariffs implemented by President Trump may challenge us, particularly concerning the increased costs associated with importing our finished products into the U.S. Initially set at 17%, these tariffs have been temporarily reduced to 10% during a 90-day pause announced on April 9, 2025. However, effective as of August 8, 2025, the U.S. announced the imposition of 15% tariffs on Israel, and tariffs, in excess of the blanket 10% tariff threshold previously announced, on numerous countries and specific goods. We believe certain of our products such as NICs, Edge devices, acceleration cards, FPGA cards and others are covered by one of the classifications as products exempted from tariffs.

On February 20, 2026, the U.S. Supreme Court held that the International Emergency Economic Powers Act (IEEPA) does not authorize the President to impose tariffs, and affirmed  a judgment invalidating tariffs imposed under that statute. As a result, the legal status and ongoing applicability of certain tariffs reportedly imposed under IEEPA are subject to significant uncertainty, including with respect to potential suspension, modification, or refunds of amounts previously paid. At the same time, the U.S. government may seek to impose or maintain tariffs under other statutory authorities, and we cannot predict the scope, timing, or outcome of these developments.

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

       Recent inflation, geopolitical issues, including hostilities which could break out between China and Taiwan in the future, the war in Gaza, with Hezbollah in Lebanon, the wars with Iran, and possible hostilities with other organizations such as the Houthis in Yemen, increases in energy costs, high interest rates, unstable global conditions and changes in currency exchange rates have led to global economic instability. Such changes, and their impact on the global macro-economic environment, may adversely affect our business, operating results, and financial condition.

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

It is difficult to make accurate forecasts regarding our revenues for the near term. This is due to a challenging mixed-signal environment that is impacted by global geopolitical instability, global economic slowdown and the continuing effects of the loosening and tightening of the supply chains (which followed long periods of global component shortages, and which resulted in customers building up significant inventories to cope with such constraints). Such tightening may result in increased ordered volumes that may not materialize if and when such tightening is loosened. Whereas, the reversal of supply chain tightness, has on occasion and may continue to result in customers drawing on their existing inventory stock and cancelling or postponing purchase orders, which could negatively affect our revenues. In addition, the negative effects of such trends could be exacerbated, for example, if we are unable to sell parts of our inventory, and/or in the event that component market prices fall below book value of inventories we hold, resulting in losses, due to devaluation of such held inventories. This could have an adverse effect on our costs and results of operations.

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

The markets for our products are characterized by rapidly changing technology and evolving industry standards. For example, the migration to higher line rate Ethernet solutions, the adaptation of new bus interfaces and increased use of emerging technologies such as Cloud, Virtualization, NFV, SD-WAN, 5G and others, may cause some of our customers to demand such new products and technologies. In the event that such customers decide to begin using new technologies, we may not be able to develop products for the new technologies in a timely manner. Such customers may also select competing products despite our ability to develop products incorporating new technologies.  For example, while we have in the past announced the securing of several Design Wins for our solutions, there is no assurance that our customers will continue to buy such solutions from us or that we will be able to generate significant sales in these areas in the long run. If we do not generate significant sales in these areas we may accumulate unusable inventory which can be used only with older technologies. We intend to continue investing in product and technology development, however there can be no assurance that we will be successful in the marketing of our current products and in developing, manufacturing and marketing enhanced and new products in a timely manner. Additionally, any decrease in the price of, or demand for, any of our products or solutions could have a material adverse effect on our business, results of operations and financial condition.

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

In the Smart Cards products sector, our competition is fragmented and differs with respect to the specific solution being offered by us. In this sector, Marvell, Nvidia, Netronome, Napatech, BittWare, Lanner and Caswell compete with certain of our Smart Cards. In some cases of FPGA based cards, AMD also compete with our Smart Cards, however, similarly to the Server Adapters space, they target mostly the larger accounts and only with mainstream products, while for other accounts they cooperate with us.

In the Smart Platforms products sector, our main competitors are Caswell, Lanner, Advantech and Nexcom.

As we expand into additional growth markets, we face distinct competitive landscapes. In the AI Inference market, we compete with specialized hardware platform vendors such as Napatech and BittWare, as well as with the internal engineering teams of our potential customers who may opt for in-house designs. In the emerging Post-Quantum Cryptography (PQC) market, we face competition from established hardware security vendors and from alternative software-based acceleration methods utilizing high-performance CPUs. In the White-Label Switching market, we compete with established Original Design Manufacturers (ODMs) such as Edgecore and Quanta, as well as facing indirect competition from traditional proprietary networking incumbents.

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

We depend on a small number of customers for our products. Our top 3 ultimate customers in 2025 accounted for approximately 28% of our revenues in 2025 (out of which our top ultimate customer accounted for approximately 14% of our revenues in 2025). We expect that a small number of customers will continue to account for a significant portion of our revenues for the foreseeable future. Loss or cancellation of business from, significant changes in deliveries to, or decreases in the prices of products sold to, one or more of our key customers has, in the past, significantly reduced our revenues for a reporting period and could, in the future, harm our business, margins, results of operations, and financial condition.

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

The extent to which a pandemic, similar to COVID-19 and its variants, may ultimately impact our business will depend on future developments, which are highly uncertain and cannot be predicted, such as the geographical spread, duration of the outbreak, and the effectiveness of actions taken in Israel, the United States and other countries, to contain and treat the disease and address its impact. We, our suppliers and other business partners may experience significant impairment of business activities due to operational shutdowns or suspensions that may be requested or mandated by national or local governmental authorities or self-imposed by us, our suppliers or other business partners. We cannot predict whether, for how long, or the extent to which a pandemic and pandemic containment efforts may disrupt our supply chain and/or operations.

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

Our investment portfolio currently consists of debt securities which the Company classified on December 31, 2025, as "held-to-maturity." As of December 31, 2025, we hold approximately US$ 32.5 million in corporate debt securities and government debt securities.

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

 As of December 31, 2025, we were not required to adjust the carrying value of our investment securities. If we do experience such a loss, it will be recorded in our consolidated statement of operations, which could materially adversely impact our consolidated results of operations and financial condition.

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

The long-term consequences of the war between Israel and Hamas in Gaza, Hezbollah in Lebanon, wars with Iran, and possible hostilities with other organizations, are currently unknown but may also impact our supply chain and expenses due to, for example, the possibility of certain countries severing diplomatic relations or imposing trade boycotts on Israel. We may incur additional expenses, adverse effects on sales, or experience delays in our supply chain and operations, as a result.

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

Principal capital expenditures and divestitures

From January 1, 2025, to December 31, 2025, our capital expenditures totaled to approximately US$ 1,334  thousand (compared to US$ 1,395 thousand during 2024 and US$ 1,276 thousand during 2023), of which approximately US$ 1,325  thousand (compared to US$ 1,379 thousand during 2024 and US$ 1,162 thousand during 2023) can be attributed to machinery and equipment, and approximately US$ 26 thousand (compared to US$ 16 thousand during 2024 and US$ 114 thousand during 2023) can be attributed to office furniture and equipment and leasehold improvements. We have financed our capital expenditures from our available internal resources and expect to continue to finance our capital expenditures in a similar manner in 2025.

B.          Business Overview

Overview

We are an industry-leading provider of high-performance networking and data infrastructure solutions.  Designed to optimize performance and efficiency in Cloud, Data Center and Edge environments, our solutions increase throughput and minimize latency, serving as the infrastructure backbone for today’s most critical technologies. Our innovations empower high-demand workloads across Artificial Intelligence (AI) inference, SD-WAN, SASE, cyber security, fabric switching, NFV, and more.

Our comprehensive portfolio, including high-speed server adapters, advanced hardware offloading and acceleration engines, AI NICs, FPGA-based smart cards, Post Quantum Cryptography (PQC) hardware accelerators, white label switches and Edge CPEs, is used by Tier-1 customers throughout the world, including cloud players, service providers and OEMs, to enable their networks to scale efficiently. With engineering excellence, a strong financial position and a legacy of over 400 active Design Wins, we serve as the "go-to" connectivity and performance partner for technology leaders around the globe, and drive the next generation of infrastructure.

Strategic Growth Initiatives

We have identified three structural shifts in technology infrastructure that we believe serve as incremental growth engines for the Company.

1. AI Inference Solutions We are actively addressing the shift in AI economics from training-centric to inference-driven models. As the market focus moves to deployment, we believe that fragmented inference deployments create a critical demand for specialized solutions to resolve latency bottlenecks between chipsets, cards, and servers, and to overcome the "hardware lottery" imposed by rigid compute architectures. We offer inference-optimized FPGA-based solutions that provide reconfigurable hardware adaptability, and are currently designing inference-specific Network Interface Cards (NICs) based on a leading high-performance networking chip. Our approach leverages deep IP and know-how to deliver the ultra-low latency and architectural flexibility required for efficient inference infrastructure.

2. Post-Quantum Cryptography (PQC) Cybersecurity We view the transition to PQC as a mandatory global upgrade driven by the security risks quantum computing poses to existing public-key cryptography. We believe governments and enterprises will be required to transition to quantum-resistant standards to mitigate potential threats. We provide hardware-based accelerator solutions for PQC. Building on our legacy as an established supplier of hardware accelerators for encryption, our FPGA-based solutions are designed to allow for flexible updates as cryptographic standards evolve, offering backward compatibility and what we believe to be clear economic advantages over alternative approaches.

3. White-Label Switching (WLS) The networking market is experiencing a structural shift toward disaggregation, where we see network operators transitioning from proprietary hardware to flexible, white-label solutions. This trend is expanding beyond hyperscalers to enterprise and service providers driven by demand for flexibility and cost efficiency. Leveraging our established expertise in Edge servers, SD-WAN, and SASE platforms, we are delivering White-Label Switching platforms designed for modularity and cost-efficiency.

Core Business Portfolio

Our growth initiatives are supported by our core business operations. Our products are used by major Cloud players, service providers, telecommunications companies ("Telcos"), and Original Equipment Manufacturers (OEMs) as components of their infrastructure offerings.

Server Network Interface Cards (Server Adapters): We have developed a comprehensive line of Server Adapters that facilitate interaction between servers and switches, enabling communication with high performance. These products allow server-based systems to exploit the potential of high speed, high throughput, high bandwidth Ethernet networking. Some of these products  include bypass functionality to ensure traffic continuity during server failure.

Smart Cards: Our Smart Cards are intelligent, programmable adapters designed to offload tasks from the server CPU.

•	Offload & Acceleration: We offer high-performance cards that independently execute encryption and data compression tasks, which are increasingly important in the cyber security and storage markets.

•
FPGA-Based Solutions: Utilizing components from the leading FPGA providers Altera and AMD, our FPGA-based solutions address specialized markets including Packet Capturing, AI Inference, and High Frequency Trading (HFT). For HFT, we provide super low latency networking products, and allow our customers to embed proprietary code, while our "Packet Mover" framework enables customers to integrate applications with optimized interfaces.

Smart Platforms (Edge Products): Our Smart Platforms function as full computing platforms within networking-intensive environments, primarily serving as Customer-Premises Equipment (CPE) and Edge devices. These devices are deployed for SD-WAN, SASE, NFV, and Telco-dedicated routers. The portfolio ranges from entry-level devices to rack-mounted units for large-scale branches, offering modular designs and secured management features.

Integrated Solutions: We also market hybrid platforms that combine functionalities from our Server Adapters, Smart Cards, and Smart Platforms, such as our Intelligent Bypass Switches (IBS).

On May 28, 2025, we issued a press release on Form 6-K regarding a new Fortune 500 cloud-based service provider awarding us a Design Win for an FPGA Smart NIC.

On July 7, 2025, we issued a press release on Form 6-K regarding our first Design Win with a new U.S.-based provider of Edge-based networking solutions for multi-site businesses, for an advanced Edge device.

On September 4, 2025, we issued a press release on Form 6-K regarding a long-term network optimization customer selecting our Edge systems as its next-generation platforms.

On September 29, 2025, we issued a press release on Form 6-K regarding an application delivery market leader awarding us a Design Win for an advanced FPGA Smart Card for cryptography hardware acceleration.

On October 28, 2025, we issued a press release on Form 6-K regarding a leading provider of Secure Access Service Edge (SASE) solutions awarding us a Design Win for our Edge Networking system combined with a Silicom Network Interface Card (NIC).

On January 5, 2026, we issued a press release on Form 6-K regarding global networking and security-as-a-service leader expanding its deployment of our Edge systems across multiple additional use cases.

On February 9, 2026, we issued a press release on Form 6-K regarding an existing customer, a Tier-1 cyber security leader, selecting one of our Edge systems as the platform for its next generation of a high-end product line.

On March 12, 2026, we issued a press release on Form 6-K regarding one of the world’s largest streaming service providers selecting a high-speed Silicom network adapter for deployment in its proprietary streaming infrastructure.

On April 15, 2026, we issued a press release on Form 6-K regarding securing a Design Win with a European provider of advanced encryption and secure communication solutions for organizations requiring the highest level of protection for sensitive information.

Principal Markets

The principal markets in which we compete are set forth more particularly in, and are incorporated by reference to Note 14A to the consolidated financial statements set forth in Item 18 of this annual report. In 2023, 2024 and 2025 approximately, 85%, 76% and 74% of our sales, respectively, were in North America, 13%, 16% and 18% of our sales, respectively, were in Europe, and 2%, 8% and 8% of our sales, respectively, were in Asia-Pacific. Our main business is not seasonal, and we believe that there are sufficient sources and raw materials available to sustain it.

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

Marketing Channels

The principal market sectors for our products are:

(i)	Providers of applications on Network appliances, including mostly SD-WAN, SASE, Cyber Security (including Post-Quantum Cryptography), and Application Delivery applications;

(ii)	Service providers and Telcos deploying CPEs/Edge for SD-WAN, SASE and NFV, as well as disaggregated networking solutions such as White-Label Switches;

(iii)	"Cloud"service providers; and

(iv)	Emerging AI chip companies and infrastructure providers requiring specialized hardware acceleration for AI Inference.

Our main business model for our line of products is called the Design Win Model. The following are the main aspects of this model:

•	We approach a potential customer or are approached by such customer.

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

Our current OEM customers are mostly active in the SD-WAN market, Cyber Security market (including addressing the Post-Quantum Cryptography transition), AI Inference infrastructure market, Data Storage market, Application Delivery market, Traffic Management market, Network Monitoring market, WAN Optimization market and other server-based applications markets.

Our OEM customers sell their products to Service providers, Telcos, Governments, Enterprises (headquarter and branch) and to Data Centers (regular and virtualized, including to the Cloud).

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

In addition, due to the trends that we see in our industry, including primarily the shift to the Cloud and the trend of Disaggregation (non-proprietary standards that allow separate parts of the network to be purchased separately) and Decoupling of Hardware and Software, we are also implementing an additional marketing strategy which involves our direct sales to major Service providers,  Telcos, and Cloud players. This direct sales channel is becoming increasingly relevant for our strategic growth engines, specifically for White-Label Switching opportunities and large-scale deployments of AI Inference and PQC solutions, where direct engagement with the infrastructure operator is often required.

In some cases, such sales involve a relationship with an independent software vendor, which is the case in some of our SD-WAN Edge Platforms and PQC related sales.

The main aspects of the OEM business model, by which in most cases our customer will continue to buy our cards for as long as it continues to sell or deploy its system, are similar in our business model when we sell directly to Telcos or other service providers.

Our cooperation with Intel and Altera has resulted in material benefits to our selling process. Due to these close relationships, they provide us with assistance in the sales process, mostly with Smart Cards and Smart Platforms, and FPGA-based solutions for AI and PQC.

The loss of some of our customers, or any single key customer, may have a material adverse effect on our operations and financial results and we cannot assure you that we will be able to enter into strategic relationships with any such customer in the future.

Payment terms of our customers are, on average, approximately 60 days net. Approximately 95% of our international sales are denominated in U.S. Dollars and may be subject to government controls and other risks, including, in some cases, export licenses, federal restrictions on export, currency fluctuations, political instability, trade restrictions and changes in tariffs and freight rates. We have experienced no material difficulties to date as a result of these factors.

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

Competition

The networking and data infrastructure solutions industry is highly competitive. We face competition from numerous companies, some of which are more established, benefit from greater market recognition, and have greater financial, production, and marketing resources than we do. We cannot guarantee that our present or any contemplated products will continue to be distinguishable from those of our competitors or that the marketplace will find our products preferable to those of our competitors. Furthermore, there can be no assurance that competitive pressures will not result in price reductions that could materially adversely affect our business and financial condition and the results of our operations.

We believe that our expanded feature set, coupled with our customization capabilities and the general wide spectrum of solutions we offer, give us a competitive edge.

Core Business Competition

Server Adapters: Our main competitors are Nvidia, Intel, and Broadcom. However, these companies seem to be targeting mostly major accounts with their somewhat limited offering of standard cards and rarely offer customized solutions. We target accounts of all sizes with a broader product offering with various interfaces and form factors while providing a very fast and efficient path to customized solutions required by customers. Although the situation may change in the future, we believe that our competition in areas which are not being pursued by the large companies is less significant.

Smart Cards: In the Smart Cards products sector, our competition is fragmented and differs with respect to the specific solution being offered by us. In this sector, Marvell, Nvidia, Netronome, Napatech, BittWare, Lanner, and Caswell compete with certain of our Smart Cards. In some cases of FPGA-based cards, AMD also compete with our Smart Cards; however, as with the Server Adapters space, they target mostly the biggest accounts and only with mainstream products, while for other accounts they cooperate with us.

Smart Platforms: In the Smart Platforms products sector, our main competitors are Caswell, Lanner, Advantech, and Nexcom. We believe that we provide a fast and efficient path to customized Smart Platforms frequently required by customers, which, coupled with our well-established technical and business relationships with Intel (the major supplier of the main building block of these Smart Platforms’ x86-based CPUs), provides us with an advantage over our main competitors in this area.

Strategic Growth Markets Competition

As we expand into additional strategic markets, namely AI Inference, Post-Quantum Cryptography (PQC), and White-Label Switching markets, we face distinct competitive landscapes populated by both established incumbents and specialized emerging players.

AI Inference Solutions: In the AI inference market, we do not primarily compete against AI chip makers; rather, we position ourselves as a key infrastructure partner to them. We primarily offer our products to emerging AI chip companies who require specialized hardware to deploy their proprietary acceleration technologies. For some customers, we provide the FPGA platform necessary to load and execute their hardware code, enabling them to circumvent the "hardware lottery" by adapting their physical computing infrastructure to novel machine learning algorithms in near real-time; for others, we provide high-speed, high-bandwidth, and low-latency networking solutions to resolve critical connectivity bottlenecks. In this specific capacity, our main competitors are specialized hardware platform vendors and SmartNIC providers such as Napatech and BittWare. We also compete with the internal hardware engineering teams of our potential customers (the AI chip startups), who may decide to design and build their own network interface cards or acceleration platforms in-house rather than outsourcing to a specialized partner like Silicom. While the broader AI market is dominated by giants like Nvidia and AMD, our strategy is to enable the ecosystem of challengers emerging to compete with these incumbents.

We believe our ability to provide a "production-ready" platform that solves both the "latency wall" and the "hardware lottery"—specifically tailored for the high-bandwidth and reconfigurable needs of inference clusters—allows our customers to focus on their core silicon differentiation rather than networking and hardware complexity.

Post-Quantum Cryptography (PQC): In the emerging market for Post-Quantum Cryptography, we face competition from two primary sources.

Hardware Competitors: We compete with other hardware vendors who offer hardware-based acceleration cards, Hardware Security Modules (HSMs), and cryptographic offload solutions. Key competitors in this space include large security and semiconductor vendors that may design and offer PQC hardware accelerators, as well as specialized FPGA-based accelerator providers like BittWare and Napatech.

Software/CPU Alternatives: We also face competition from an alternative architectural approach: the use of higher-power Central Processing Units (CPUs) with significantly increased core counts to perform PQC acceleration entirely in software.

While the software-only alternative eliminates the need for specialized add-on hardware, it places a heavy computational load on the server. We believe our hardware-based FPGA solutions offer a distinct cost and efficiency advantage over the high-core-count CPU alternative. By offloading these intensive mathematical operations from the host CPU, our solutions free up expensive core resources for primary applications and offer superior performance-per-watt efficiency, resulting in a lower Total Cost of Ownership (TCO). Furthermore, our FPGA-based approach allows for "crypto-agility" -the ability to update cryptographic algorithms in hardware as standards evolve - which differentiates us from fixed-function hardware competitors.

White-Label Switching (WLS): In the White-Label Switching market, we compete against established Original Design Manufacturers (ODMs) such as Edgecore Networks, Quanta Cloud Technology (QCT), Celestica, and Delta Electronics. We also face indirect competition from traditional proprietary networking incumbents like Cisco, Juniper, and Arista, who are increasingly challenged by the disaggregation trend.

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

The R&D Law also provides that know-how from the research and development and any derivatives thereof, cannot be transferred or licensed to Israeli third parties without the approval of the Research Committee. The R&D Law stresses that it is not just transfer of know-how that is prohibited, but also transfer of any rights in such know-how. Approval of the transfer and/or license could be granted only if the Israeli transferee or licensee undertook to abide by all of the provisions of the R&D Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties, if applicable. Generally, royalty payments by the transferor are required in connection with the transfer to an Israeli third party.

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

The approval of out-licensing arrangements and other arrangements for granting of an authorization to an entity outside of Israel to use know-how developed under research and development programs funded by the IIA and any derivatives thereof is generally subject to payment of a “License Fee” to the IIA, at a rate that will be determined by the IIA in accordance with the IIA’s licensing rules, of up to six times the dollar-linked amount plus LIBOR or other applicable interest rate (such as the SOFR with certain adjustments) and minus any royalties paid, subject to depreciation.

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

Our total outstanding contingencies in respect of IIA or IIA royalty-bearing participations received or accrued, net of royalties paid or accrued before interest, amounted to approximately US$ 2,960 thousand as of December 31, 2025, which are attributable to sales of certain discontinued products. As of the date of this annual report, all of our IIA programs have been closed per our request. We are not anticipating any sales of our products developed with IIA funding and accordingly do not expect to be required to pay any royalties to the IIA. In the unlikely event we do sell products developed using IIA funding, we will be required to pay royalties to the IIA as set forth in the R&D Law and directives published by the IIA.

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

Our executive offices in Kfar Sava are approximately 2,000 square meters in size. The remaining lease period is approximately four years, ending February 28, 2030. Our monthly rental payments for this office space (which include various maintenance services) are equal to approximately US$ 62,150.

We have conducted our manufacturing in Yokne’am, Israel since 2000.

In March 2020, we entered into a lease agreement for the lease of an approximately 4,000 square meter manufacturing facility, as well as an approximately 360 square meters of storage space, in Yokne’am, Israel, for a period of up to 120 months. The monthly rental payments (which include various payments including maintenance services) will vary during the remaining lease period from between approximately US$ 91,000 to approximately US$ 92,300.

In October 2019, we entered into a commercial lease agreement to lease office space in Charlottesville, Virginia, in the United States for a 37-month period commencing on December 1, 2019. The lease agreement includes two options for the extension of the lease for 24-months each. In July 2022, we exercised the first option to extend the lease agreement for a period of 24 months, commencing on January 1, 2023. In May 2024, we exercised the second option to extend the lease agreement for a period of 24 months, commencing on January 1, 2025. The facility is approximately 606 square meters in size and the monthly payments are approximately US$ 9,300 per month in the first 12 months and approximately US$ 9,500 per month in the following 12 months. In February 2026, we entered into an addendum to the lease agreement to further extend the lease for an additional period of 24 months, commencing on January 1, 2027 and ending on December 31, 2028. The monthly lease payments under this extension are approximately US$ 9,675 for the first 12 months and approximately US$ 9,868 for the following 12 months. The lease agreement also includes additional renewal options beyond this period, subject to certain conditions.

Since April 2017, we have leased office space of approximately 2,500 square feet in Paramus, New Jersey. Our current lease is until June 2027. Currently, the monthly rental payments (including utilities) for this space are US$ 4,820.

In addition, we lease office space in Søborg, Denmark. In February 2025, we entered into an amendment to the lease agreement, pursuant to which the leased premises were reduced in size from approximately 1,800 square meters to approximately 1,400 square meters, including the vacation of one floor. While the term of the initial lease period expired on November 1, 2025, the lease continues in effect, subject to standard termination provisions, including a six-month prior notice period. The monthly rental payment (including maintenance services) for this space is approximately US$ 20,600.

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

Item 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

Overview

Silicom was incorporated in Israel and commenced operations in 1987. We are currently engaged in the design, manufacture, marketing and support of high-performance networking and data infrastructure solutions.  Designed to optimize performance and efficiency in Cloud, Data Center and Edge environments, our solutions increase throughput and minimize latency, serving as the infrastructure backbone for today’s most critical technologies. Our innovations empower high-demand workloads across Artificial Intelligence (AI) inference, SD-WAN, SASE, cyber security, fabric switching, NFV, and more. Our comprehensive portfolio, including high-speed server adapters, advanced hardware offloading and acceleration engines, AI NICs, FPGA-based smart cards, Post Quantum Cryptography (PQC) hardware accelerators, white label switches and Edge CPEs, is used by Tier-1 customers throughout the world, including cloud players, service providers and OEMs, to enable their networks to scale efficiently.

We primarily sell our products to major Cloud players, service providers, telcos and OEMs and, to a lesser extent, through independent distributors (on a non-exclusive basis). In 2023, 2024 and 2025 we recorded sales from all of our networking and data infrastructure solutions of approximately, US$ 124.1million, US$ 58.1 million and US$ 61.9 million respectively.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The standard requires entities to disclose specific categories in the rate reconciliation and to provide additional information for reconciling items that meet a quantitative threshold. It also requires entities to disclose certain information about income taxes paid and other disclosures related to income and income tax expense from continuing operations. The standard is effective for fiscal years beginning after December 15, 2024 for public business entities. We adopted this ASU on a prospective basis effective January 1, 2025.

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

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient when estimating credit losses on accounts receivable and contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable and current contract assets remain unchanged for the remaining life of those assets. The ASU is effective for annual periods beginning after December 15, 2025, and interim periods within those annual reporting periods. Effective January 1, 2025, we early adopted ASU 2025-05 on a prospective basis. The adoption of this guidance did not have a material impact on our consolidated financial statements and related disclosures.

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

Year Ended December 31,	2023	2024	2025
Sales	100%	100%	100%
Cost of sales	76.9	71.4	69.4
Gross profit	23.1	28.6	30.6
Research and development expenses	16.6	33.6	32.4
Sales and marketing expenses	5.6	10.3	10.5
General and administrative expenses	3.4	7.5	7.4
Impairment of goodwill	20.6	-	-
Operating Loss	(23.1)	(22.8)	(19.8)
Financial income, net	1.1	3.4	2.7
Loss before income taxes	(22.0)	(19.5)	(17.1)
Income tax expenses (benefit)	(0.7)	4.1	1.4
Net Loss	(21.3)	(23.6)	(18.5)

Sales in 2025 increased by 6.6% to US$ 61,926 thousand compared to US$ 58,114 thousand in 2024, reflecting mainly resilient core business demand and the initial ramp-up of a few of the design wins achieved during 2025. Sales in 2024 decreased by 53.2% to US$ 58,114 thousand compared to US$ 124,131 thousand in 2023, reflecting mainly the continued negative impact of the excess inventories built by many of our customers in previous years, whether in reaction to supply chain disruptions only, or in combination with slower-than-expected sales of their new products and services.

Gross profit in 2025 was US$ 18,926 thousand compared to US$ 16,598 thousand in 2024. Gross profit as a percentage of sales in 2025 was 30.6%, compared to 28.6% in 2024. The increase in the gross profit percentage in 2025 compared to 2024 was mainly attributed to changes in the mix of products that we sold in 2025, on which our gross profit is largely dependent. Gross profit was also affected by write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use. Inventory write-downs as a percentage of sales in 2025 decreased to 4.5%, compared to 6.3% in 2024.

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

Research and development expenses in 2025 increased by 2.8% to US$ 20,054 thousand compared to US$ 19,508 thousand in 2024. This increase was mainly attributed to an increase of approximately US$ 1,621 thousand in payroll and related expenses resulting from the depreciation of the U.S. Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development payroll expenses are incurred in New Israeli Shekels and Danish Krone), offset by (i) a decrease in the use of subcontracted work of approximately US$ 520 thousand, (ii) a decrease in depreciation expenses of approximately US$ 465 thousand and (iii) a decrease in various research and development costs accumulating to approximately US$ 90 thousand.

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

Sales and marketing expenses in 2025 increased by 8.5% to US$ 6,528 thousand compared to US$ 6,014 thousand in 2024. This increase was mainly attributed to an increase of approximately US$ 379 thousand in payroll and related expenses resulting from the depreciation of the U.S. Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our sales and marketing payroll expenses are incurred in New Israeli Shekels and Danish Krone), as well as an increase of approximately US$ 135 thousand, attributed to various sales and marketing costs.

Sales and marketing expenses in 2024 decreased by 13.3% to US$ 6,014 thousand compared to US$ 6,935 thousand in 2023. This decrease was mainly attributed to a decrease in payroll and related expenses due to a reduction in the number of employees of approximately US$ 651 thousand, as well as a decrease of approximately US$ 270 thousand, attributed to various sales and marketing costs.

General and administrative expenses in 2025 increased by 5.8% to US$ 4,605 thousand compared to US$ 4,354 thousand in 2024. This increase was mainly attributed to an increase of approximately US$ 357 thousand in payroll and related expenses resulting from the depreciation of the U.S. Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our general and administrative payroll expenses are incurred in New Israeli Shekels and Danish Krone), offset by a decrease of approximately US$ 96 in share-based compensation expenses.

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

Financial income, net in 2025 amounted to US$ 1,653 thousand compared to financial income, net of US$ 1,961 thousand in 2024. The change is mainly attributed to a depreciation of the U.S. Dollar against the New Israeli Shekel and the Danish Krone, which created net financial expenses in U.S. Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as Danish Kroner) of US$ 918 thousand in 2025 compared to financial expenses from exchange rate differences of US$ 625 thousand in 2024.

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

In 2025 we recorded current income tax expenses of US$ 772 thousand and deferred income tax expenses of US$ 82 thousand compared to current income tax expenses of US$ 692 thousand and deferred income tax benefit of US$ 2,345 thousand in 2024. The increase in our current income tax expenses was mainly attributed to an increase in our taxable income. The change in the deferred income taxes was mainly attributed to valuation allowance in relation to loss carry forwards in the amount of US$ 2,918 thousand in 2024, compared to an increase in loss carry forwards in the amount of US$ 896 thousand in 2025.

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

In 2025 we recorded net loss of US$ 11,479 thousand compared to net loss of US$ 13,708 thousand in 2024. The decrease in net loss was mainly attributed to a decrease in our operating loss as well as to a decrease in our tax expenses.

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

B.          Liquidity and Capital Resources

As of December 31, 2025, we had working capital of US$ 85,862 thousand and our current ratio (current assets to current liabilities) was 4.15. Cash and cash equivalents as of December 31, 2025 decreased by US$ 16,127 thousand to US$ 35,156 thousand, compared to US$ 51,283 thousand as of December 31, 2024. Short-term bank deposits increased by US$ 6,000 thousand to US$ 6,000 as of December 31, 2025, compared to US$ 0 as of December 31, 2024. Short-term marketable securities decreased by US$ 13,902 thousand to US$ 6,958 thousand, compared to US$ 20,860 thousand as of December 31, 2024, and long-term marketable securities increased by US$ 18,679 thousand to US$ 25,518 thousand, compared to US$ 6,839 thousand as of December 31, 2024. The net decrease of US$ 5,350 thousand in these four balance sheet items in 2025 was mainly attributed to the following factors: (i) negative cash used in operating activities in the amount of US$ 2,160 thousand, (ii) payments in relation to purchase of property, plant and equipment which amounted to US$ 1,189 thousand, and (iii) purchase of treasury shares in the amount of approximately US$ 1,659 thousand.

Trade receivables decreased to US$ 9,194 thousand as of December 31, 2025, compared to US$ 11,748 thousand as of December 31, 2024. This decrease was mainly attributed to shorter customer payment cycles, as averaged out. Other receivables decreased to US$ 3,155 thousand as of December 31, 2025, compared to US$ 4,839 thousand as of December 31, 2024.

Trade payables increased to US$ 11,116 thousand as of December 31, 2025, compared to US$ 6,477 thousand as of December 31, 2024. This increase was mainly attributed to the increase in our purchasing of inventory. Other payables and accrued liabilities increased to US$ 14,116 thousand as of December 31, 2025, compared to US$ 6,945 thousand as of December 31, 2024. This increase was mainly attributed to an increase in our accrued expenses as well as to an increase in our Advances from customers.

Inventories increased to US$ 52,650 thousand as of December 31, 2025, compared to US$ 41,060 thousand as of December 31, 2024. This increase was mainly attributed to an increase in our inventory level needed to support our customers' orders.

Cash used in operating activities in 2025 amounted to US$ 2,160 thousand compared to cash provided by operating activities in the amount of US$ 18,288 thousand in 2024. The cash used in operating activities was mainly attributed to an increase in our inventory, offset by an increase in our trade accounts payable and other accounts payable.

Capital expenditures on property and equipment for the year ended December 31, 2025 were US$ 1,334 thousand, compared to US$ 1,395 thousand as of December 31, 2024.

We have cash and cash equivalents that we believe are sufficient for our present requirements. Furthermore, our cash resources are sufficient to fund our operating needs for at least the next twelve months.

Other Long-Term Liabilities Reflected on the Company's Balance Sheet:

The liability for employee’s severance benefits amounted to approximately US$ 3,049 thousand as of December 31, 2025.

The liability for employees’ severance benefits is calculated on the basis of the latest monthly salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited by us into employee ’'manager’' insurance and/or pension fund accounts in respect of severance obligations to such employees, including accumulated income thereon as well as by the unfunded provision reflected on the balance sheet.

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

For additional information regarding the risks to the Company with respect to patents and other intellectual property rights see the risk factor entitled “We may not be able to protect our intellectual proprietary right” under Item 3.D. –“Risk Factors”

The Government of Israel encourages research and development projects oriented towards products for export or projects which will otherwise benefit the Israeli economy. In each of the three fiscal years from 1999 to 2001, we received grants from the Office of the Chief Scientist, replaced by the IIA, for the development of systems and products. We have received from the IIA up to 30% of certain research and development expenditures for particular projects. Under the terms of Israeli Government participation, a royalty usually at the rate of 3% of sales of products developed from a project funded by the IIA must be paid, beginning with the commencement of sales of products developed with grant funds and ending when a dollar-linked amount generally equal to 100% of such grants without interest, for projects approved prior to January 1999, and plus interest at LIBOR or other applicable interest rate, for amounts received after that date, is repaid. The terms of Israeli Government participation also place restrictions on the location of the manufacturing of products developed with government grants, which, in general, must be performed in Israel, and on the transfer or license to third parties of technologies developed through projects in which the government participates. The IIA has previously provided funding in relation to our research and development efforts. As of the date hereof, we have received funding from the IIA in the aggregate amount of approximately US$ 4,388,000 and have paid the IIA an aggregate amount of approximately US$ 1,428,000 in royalties in relation thereto. See “Item 4.B. – Information on the Company – Business Overview – Governmental Regulation Affecting the Company”

In August 2005, we received approval for a US$54 thousand-dollar grant from the Korea-Israel Industrial Research and Development Foundation, or Koril-RDF, in connection with the joint development of a certain product with a Korean company. Under the terms of this grant we are required to repay the amounts received at a rate of 2.5% per year of our gross sales of the product developed with the grant in each such year, until 100% of the grant (and any other sums received from Koril-RDF) are repaid. We received approximately 20%-30% of certain research and development expenditures for two projects in 2003 and 2004. As of January 2006, and to date, our research and development activities have been sponsored and funded by us, and we did not participate in any new encouragement programs or received any additional grants from the IIA or Koril-RDF. We have closed all our IIA funded programs, and do not anticipate having any sales of products funded by IIA grants or be required to pay any royalties to the IIA with respect thereto.

We expect that we will continue to commit resources to research and development in the future. As of March 31, 2026, we had 123 employees engaged primarily in research and development and design activities of which 69 employees were based in Israel, 28 in Denmark and 26 in the U.S. In 2023, 2024 and 2025 our research and development expenses were US$ 20,638 thousand, US$ 19,508 thousand and US$ 20,054 thousand respectively, constituting approximately 16.63%, 33.57% and 32.38% respectively, of our sales.

The increase in our research and development expenses in 2025 compared to 2024 was mainly attributed to an increase of approximately US$ 1,621 thousand in payroll and related expenses resulting from the depreciation of the U.S. Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development payroll expenses are incurred in New Israeli Shekels and Danish Krone), offset by (i) a decrease in the use of subcontracted work of approximately US$ 520 thousand, (ii) a decrease in depreciation expenses of approximately US$ 465 thousand and (iii) a decrease in various research and development costs accumulating to  approximately US$ 90 thousand.

D.          Trend Information

Overview of Industry Trends

In today's network-based environment, the rate at which traffic is generated is continuously growing, creating a continuous demand for network scalability. This demand drives several trends that have a significant impact on our business.

Trends Impacting Core Business: Cloud Shift, Disaggregation, and Decoupling

The primary trend reshaping our industry is the shift to the Cloud, encompassing both public and private cloud infrastructures. A key driver of this shift is the requirement for standardization, which is essential for achieving scalability. Standardization has catalyzed two critical structural changes: Disaggregation and Decoupling.

•	Disaggregation involves disconnecting proprietary interfaces between various network components, allowing them to be procured separately from different vendors.

•	Decoupling refers to the separation of Hardware from Software, enabling distinct procurement efforts for each and fostering a multi-vendor ecosystem.

These trends have expanded beyond the Cloud into the Service Provider and Telecommunications ("Telco") sectors, where operators increasingly purchase Hardware platforms separately from the Software. This transition began with SD-WAN applications and has extended to Network Function Virtualization (NFV), both of which increasingly utilize standard Hardware platforms for deployment.

These trends impact our product lines differently:

•
Server Adapters: The Cloud trend has created a gradual shift in demand for our Server Adapters, as traditional appliance vendors—our historical channel—face pressure to sell to Cloud players who often prefer purchasing Software-only solutions. Even in private or On-Premise Cloud environments, the reliance on standard components creates headwinds for specialized Server Adapters.

•
Smart Cards: Conversely, standardization increases demand for our Smart Cards. Standard servers, which constitute the Cloud infrastructure, require acceleration and offloading capabilities to enhance performance, driving the need for our intelligent adapter solutions.

•
Edge Devices: The Disaggregation and Decoupling trends have generated significant demand from Service Providers and Telcos for Customer Premises Equipment (CPE) devices used in SD-WAN, SASE, Telco-dedicated Routers, and NFV deployments. During the last few years we witness increasing demand for our CPE devices resulting from these market shifts.

Emerging Structural Trends: Strategic Growth Markets

Beyond our core business, we see three specific technological shifts that we believe represent significant emerging opportunities: Artificial Intelligence (AI), Post-Quantum Cryptography (PQC), and White-Label Switching.

1. The Shift to AI Inference, the "Latency Wall", and the “Hardware Lottery”: We observe a fundamental structural shift in the Artificial Intelligence market as the industry transitions from an initial focus on model training toward an "inference-first" economy, where the deployment and day-to-day operation of AI models generate the majority of computing demand. This transition to inference at scale exposes two critical, parallel infrastructure challenges: the "latency wall" and the "hardware lottery." Unlike centralized training, inference is highly distributed and sensitive to latency, causing standard networking infrastructure to hit a latency wall that creates bottlenecks between chipsets, accelerator cards, and servers. Simultaneously, the rapid evolution of AI algorithms is increasingly constrained by the “hardware lottery”, a phenomenon where the success of novel machine learning models is limited by rigid, standard computing architectures. We believe these dual dynamics drive a critical and growing need for our specialized solutions—specifically ultra-low-latency Network Interface Cards (NICs) and FPGA-based acceleration. By utilizing our FPGAs as a reconfigurable extension of software rather than a fixed hardware constraint, we allow our customers to bypass the “hardware lottery”, enabling them to co-design their software stack, implement novel ML optimizations, and adapt the underlying computing hardware in near real-time. We view the combined mitigation of the latency wall and the circumvention of the “hardware lottery” as a durable, long-term trend that significantly expands the addressable market for our high-performance connectivity solutions.

2. The Transition to Post-Quantum Cryptography (PQC): The cybersecurity landscape is undergoing a mandatory evolution driven by the advent of quantum computing. The potential for quantum computers to break existing public-key encryption standards has catalyzed a global regulatory push toward Post-Quantum Cryptography (PQC).

We are witnessing governments and regulatory bodies planning the process towards  mandating the migration to quantum-resistant standards to mitigate "harvest now, decrypt later" threats. This regulatory pressure is forcing enterprises and public sector entities to initiate long-term infrastructure upgrade cycles. We believe this trend necessitates hardware-based cryptographic accelerators that offer not only performance but also the flexibility to adapt to evolving cryptographic standards - a requirement that favors programmable FPGA-based solutions over fixed-function hardware.

3. The Extension of Disaggregation to Switching: The trend of Disaggregation, which has already reshaped the server and edge markets, is now extending into the switching layer. We see a growing trend of "White-Label Switching," where network operators seek to replace proprietary, closed switching systems with open, disaggregated hardware platforms. This shift is driven by the same economic and operational factors, namely cost efficiency, vendor independence, and flexibility, that drove the commoditization of servers, providing an opportunity for hardware-neutral vendors to capture market share from incumbent proprietary providers.

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

Item 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table and notes thereto set forth information regarding our directors and senior management as of March 31, 2026:

Name	Age	Position with Company
Avi Eizenman(1)	68	Active Chairman of the Board
Shaike Orbach(2)	74	Executive Vice Chairman of the Board
Ayelet Aya Hayak(3)	56	Director
Ilan Erez(3)	58	Director
Eli Doron(4)	73	Director
Liron Eizenman(5)	40	President, Chief Executive Officer
Eran Gilad	58	Chief Financial Officer and Company Secretary

(1)	Serving an additional three-year term, commencing as of June 26, 2024.

(2)	Serving an additional three-year term, commencing as of June 14, 2023.

(3)	Serving an additional three-year term, commencing as of June 18, 2025.

(4)	Serving an additional three-year term, commencing as of June 26, 2024.

(5)	Liron Eizenman, who is the son of the active chairman of our board, Avi Eizenman, commenced serving as our President and Chief Executive Officer, on July 1, 2022.

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

B.          Compensation

In accordance with the Companies Law, the following table presents information regarding compensation actually received by our five most highly paid office holders during the year ended December 31, 2025. All amounts are in USD, based on the following components:

“Salary and Benefits” include annual salary or service fees paid, payments to the National Insurance Institute, manager’s insurance and pension funds, severance, advanced education funds, basic health insurance, vacation pay, recuperation pay, tax gross-up payments, automobile-related expenses, telephone expenses and benefits and perquisites as mandated by Israeli or applicable law.

“Cash Bonus” includes bonus payments as recorded in our financial statements for the year ended December 31, 2025.

“Equity-based Compensation” includes the expense recorded in our financial statements for the year ended December 31, 2025, with respect to equity-based compensation granted to the executive officers detailed above.

Liron Eizenman – President and CEO. Salary and Benefits $507,622; Equity-based Compensation $686,523.

Avi Eizenman – Active Chairman. Salary and Benefits $764,790; Equity-based Compensation $578,123.

Eran Gilad – CFO and Company Secretary. Salary and Benefits $286,116; Equity-based Compensation $91,600.

David Castiel – VP Engineering. Salary and Benefits $274,322; Equity-based Compensation $96,662.

David Hendel - VP R&D. Salary and Benefits $259,298; Equity-based Compensation $96,662.

The aggregate direct remuneration paid to all persons as a group who served in the capacity of director or office holder during the year ended December 31, 2025, was US$ 3,075 thousand. The aggregate amount accrued to provide for severance payments to all persons as a group who served in the capacity of director or executive officer as of the year ended December 31, 2025, was US$ 1,209 thousand. The severance terms of our Chief Executive Officer and Chairman of the Board, as previously approved by the audit committee, board of directors and shareholders of the Company, and in accordance with the Amended Executive Compensation Policy of the Company, may entitle them, in certain circumstances, to additional payments.

Mr. Liron Eizenman and Mr. Avi Eizenman may also be entitled to cash bonuses by meeting some pre-determined thresholds, and as calculated based on a pre-determined formula set by our Board of Directors, as approved by the annual general meeting of our shareholders for the years commencing in 2017 on June 8, 2016. Mr. Liron Eizenman, Mr. Avi Eizenman annual cash bonuses may not exceed the value of 18 times their monthly salaries, respectively. Mr. Liron Eizenman's and Mr. Avi Eizenman's annual cash bonus formulas were based on achieving one or more of the following thresholds: (i) the Company’s actual annual revenue for each applicable year is 80% or more of the pre-determined budget target for the relevant year; and (ii) the Company’s actual annual operating profit for each applicable year is 65% or more of the pre-determined budget target for the relevant year. The Board of Directors may, in its sole discretion, lower such annual cash bonuses or not pay them in their entirety, if it determines that such a decision is in the best interests of the Company. Furthermore, in accordance with the Company’s recoupment policy, Mr. Liron Eizenman and Mr. Avi Eizenman may be required to reimburse the Company for the cash bonuses (or any part thereof) paid in the previous 3 years, in the event such cash bonuses were based on financial data included in the Company’s financial statements that were found to be inaccurate and were subsequently restated.

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

In March 2024, our compensation committee and board of directors, respectively, approved the grant of a total of 410,714 options and 2,969 RSUs under the Plan as extended. Of these, 2,969 RSUs and 170,000 options with a per option exercise price of US$ 16.42 and an expiry date of June 18, 2032, were granted to directors and office holders, of which 160,000 options and 2,969 RSUs were subject to the approval of our 2024 Annual General Meeting, which convened in June 2024. All of the grants were approved at the Annual General Meeting, other than the grant of 100,000 options to our President and CEO, Liron Eizenman. At meetings of our compensation committee and board of directors held on June 26, 2024, each of our compensation committee and board overrode the rejection of our shareholders and approved the grant, in accordance with the “override” provisions of the Companies Law.

In March 2025, our compensation committee and board of directors, respectively, approved the grant of a total of 311,001 options and 29,642 RSUs under the Plan as extended. Of these, 5,642 RSUs as well as 83,333 options with a per option exercise price of US$ 15.01 and an expiry date of June 18, 2033, were granted to directors and office holders, of which 73,333 options were also approved at our 2025 Annual General Meeting convened in June 2025.

In January 2026, our compensation committee and board of directors, respectively, approved the grant of a total of 232,934 RSUs under the Plan as extended, of which 91,321 RSUs were granted to directors and office holders, and of which 80,333 RSUs are subject to the approval of our 2026 Annual General Meeting, which is expected to convene in June 2026.

As of March 31, 2026, a total of 928,308 of the options granted under the Plan were returned to the company after having expired or not being exercised, and 11,500 of the RSUs granted under the Plan, were returned to the company after not being vested following the cessation of employment of certain employees, as set forth in the terms of grant of such options or RSUs.

C.          Board Practices

Avi Eizenman was re-elected to the Board of Directors on June 26, 2024, to serve until the Annual General Meeting to be held in the year 2027, and until his successor has been duly elected, subject to the Companies Law and our Articles. Avi Eizenman is a founder of the Company and has served as a director since our inception in 1987. Shaike Orbach was re-elected to hold office as a director most recently on June 14, 2023, to serve until the Annual General Meeting which will take place in 2026. Eli Doron was re-elected to the board of directors most recently in June 26, 2024, to serve until the Annual General Meeting to be held in 2027. Mr. Ilan Erez and Ms. Ayelet Aya Hayak were elected as directors to the board of directors on June 18, 2025, to serve until the Annual General Meeting held in 2028.

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

Executive Compensation Policy

On July 31, 2013, an Extraordinary General Meeting of the Shareholders of the Company took place, approving the Executive Compensation Policy as later amended at the Annual General Meeting of the Shareholders held on June 5, 2019 (the “Policy”), which had been recommended by the Compensation Committee and approved by the Board of Directors, for the Company's directors and office holders, in accordance with the requirements of the Companies Law. The Policy was approved by our shareholders at the Annual General Meeting of our shareholders which took place on June 5, 2019 and was amended in June 2022. At the Annual General Meeting, held on June 18, 2025, our shareholders approved a new Amended Executive Compensation Policy (the “Amended Policy”).

The Amended Policy includes, among other issues prescribed by the Companies Law, a framework for establishing the terms of office and employment of the office holders, a recoupment policy, and guidelines with respect to the structure of the variable pay of office holders. Each of our compensation committee and board of directors may engage compensation advisors and other professionals to assist in formulating compensation packages in line with the Policy, including, without limitation, to assist in collecting relevant data, framing the appropriate factors to be considered and evaluating the different factors being considered.

All compensation arrangements of office holders are to be approved in the manner prescribed by applicable law. Our office holders, including External Directors or Independent Directors, may waive their entitlement to their compensation, subject to applicable law.

The Amended Policy also includes a refence to our newly adopted Clawback Policy, adopted in accordance with applicable SEC and Nasdaq requirements, which allows for the recovery of all or a portion of any compensation paid to our office holders during the previous three fiscal years, in accordance with its terms. The compensation committee is responsible for approving the amounts to be recovered and for setting the terms of such recovery. The Clawback Policy prevails over any conflicting provision in the Policy and does not derogate from any applicable legal or regulatory clawback requirements.

All of our office holders may be incentivized through cash bonuses and long-term equity-based incentives to provide the office holder with a stake in our success – thus linking the office holder's long-term financial interests with the interests of our shareholders. In accordance with the Amended Policy, the incentives are developed through a program that sets performance targets based on each office holder's role and scope. Actual payments are driven by the business and individual performance vis-à-vis the performance targets set at the beginning of the year. The formula for the performance targets and the maximum variable components payable to each office holder (other than directors) shall be presented and recommended by our Chief Executive Officer and reviewed and approved by our compensation committee and our board of directors. The formula for the performance targets and the maximum variable components payable to any employee office holders who are also directors shall be presented and recommended by our compensation committee and reviewed and approved by our board of directors and our shareholders. Our Board of Directors may reduce or resolve not to award any officeholder’s performance based cash bonuses, even where performance targets have been met, provided such reduction or cancellation is in the best interests of the Company. The maximum value of the variable compensation components for an office holder at the Company shall not exceed eighty eight percent of such office holder's total compensation package on an annual basis. Equity based compensation may be granted in any form permitted under our equity incentive plans, as in effect from time to time (collectively, the "Equity Incentive Plans"), including stock options, restricted share units and restricted stock. Equity grants to office holders shall be made in accordance with the terms of the Equity Incentive Plans. All equity-based incentives granted to our office holders shall be subject to vesting periods in order to promote long-term retention of the awarded office holders. Unless determined otherwise in a specific award agreement approved by the compensation committee and the board of directors, grants to our office holders other than directors shall vest gradually over a period of between two to four years. We do not have any equity ownership guidelines that require any of our office holders to hold a stated number or fixed percentage of our ordinary shares, nor do they have to continue to hold for any period of time shares in the Company which they acquired as a result of the exercise of fully vested equity grants. The value of the equity-based compensation shall be calculated on the grant date, according to acceptable valuation practices at the time of grant. The board of directors shall not have discretion to limit the value of the equity-based compensation at the time of exercise. The board of directors may, following approval by our compensation committee, extend the period of time for which an award to an office holder is to remain exercisable, or make provisions with respect to the acceleration of the vesting period of any office holder's awards, including, without limitation, in connection with a corporate transaction involving a change of control.

Under the Amended Policy, non-employee directors may also be compensated for non-board or committee services in cash or equity, subject to the limitations set forth in the Amended Policy.

Our compensation committee will periodically review the Amended Policy and monitor its implementation, and recommend to our board of directors and shareholders to amend it  as the committee deems necessary from time to time. The term of the Amended Policy shall be three years as of the date of its re-adoption on June 18, 2025, during which, the Board of Directors is required to examine it and revise it from time to time, if the circumstances under which it had been adopted have materially changed.

Following such three-year term, the Amended Policy, including any revisions recommended by our compensation committee and approved by our board of directors, as applicable, shall be brought once again to the shareholders for approval.

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

Board Diversity

Board Diversity Matrix (as of December 31, 2025)

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

Country of Principal Executive Office - Israel

Foreign Private Issuer - Yes

Disclosure Prohibited under Home Country Law - No

Total Number of Directors – 5

Part I: Gender Identity

	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	4	0	0

Part II: Demographic Background

Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D.          Employees

The number of employees over the last three financial years is set forth in the table below.

As of December 31,	2023	2024	2025
Total Employees	246	229	236
Marketing, Sales, Customer Services	25	21	22
Research & Development	125	118	123
Manufacturing	80	76	77
Corporate Operations and Administration	16	14	14

As of March 31, 2026, we had 234 employees, including 22 in marketing, sales and customer services, 123 in research and development, 75 in manufacturing, and 14 in corporate operations and administration. All such employees, except for 32 employees of our subsidiary in the United States and 38 employees of our subsidiary in Denmark, are based in Israel. We consider our relations with our employees excellent and have never experienced a labor dispute, strike or work stoppage. None of our employees are represented by a labor union. We do not employ a significant number of temporary employees, but we do use temporary employees from time to time, as necessary.

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

E.          Share Ownership

The following table sets forth, as of March 31, 2026, the number of shares owned by our office holders, directors and senior management. The percentages shown are based on 5,706,142 ordinary shares outstanding as of March 31, 2026:

Name	Number of Shares and Options Owned[1]	Percent of Outstanding Shares
Avi Eizenman	285,059	4.89%
Shaike Orbach	*	*
Eli Doron	*	*
Ayelet Aya Hayak	*	*
Ilan Erez	*	*
Liron Eizenman	*	*
Eran Gilad	*	*
All directors and office holders as a group	315,459	5.42%

*	Denotes ownership of less than 1% of the outstanding shares.

(1)
The table above includes the number of shares and options that are exercisable within 60 days of March 31, 2026. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws, based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

See also "Item 6 – Directors and Senior Management – Compensation."

Item 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

The following table sets forth, as of March 31, 2026, the number of Ordinary Shares, including options and warrants to purchase Ordinary Shares exercisable within 60 days, owned by all shareholders known to the Company to own more than five percent (5%) of the Company's Ordinary Shares (based on 5,706,142 Ordinary Shares outstanding on that date). Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the Ordinary Shares is given to the best of our knowledge. Except where otherwise indicated, and subject to applicable community property laws, we believe, based on information furnished to us by such owners or otherwise disclosed in any public filings, that the beneficial owners of the Ordinary Shares listed below have sole dispositive and voting power with respect to such Ordinary Shares.

Name of Shareholder	Number of Shares and Options Owned(1)	Percentage of Outstanding Shares
Systematic Financial Management, LP (2)	553,619	9.70%
First Wilshire Securities Management, Inc. (3)	304,808	5.34%

(1)
The table above includes the number of shares and options that are exercisable within 60 days of March 31, 2026. Ordinary shares subject to these options are deemed beneficially owned for the purpose of computing the ownership percentage of the person or group holding these options, but are not deemed outstanding for purposes of computing the ownership percentage of any other person. Except where otherwise indicated, and subject to applicable community property laws, based on information furnished to us by such owners or otherwise disclosed in any public filings, to our knowledge, the persons and entities named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them. All the information detailed in this table is as set forth in major shareholders' public filings, unless stated otherwise.

(2)	As reported on Schedule 13G/A filed by Systematic Financial Management, LP with the SEC on February 10, 2026.

(3)	As reported on Schedules 13G/A filed by First Wilshire Securities Management, Inc. with the SEC on February 11, 2026.

The Company's major shareholders do not have different voting rights.

As of March 31, 2026, there were five record holders of ordinary shares, including three record holders in the United States. Collectively, these three record holders in the United States held less than 1% of the outstanding ordinary shares.

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

Compensation Package for Liron Eizenman, the Company's President and Chief Executive Officer

In June 2022, following the approval of the Company's Compensation Committee and Board of Directors, the Company's shareholders approved a compensation package for Liron Eizenman. The approved Compensation Package consists of (i) an amendment to Liron Eizenman's compensation structure and (ii) a severance agreement, identical to the previous CEO severance agreement. The principal terms of the compensation package, which commenced on July 1, 2022, are as follows:

•
Gross monthly base salary of NIS 70,000. In January 2026, our compensation committee and board of directors, respectively, approved an increase in Liron Eizenman’s monthly base salary to NIS 73,850, effective January 1, 2026. This increase is subject to the approval of annual general meeting, which is expected to be held in June 2026.

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

At the Annual General Meeting held on June 18, 2025, our shareholders approved an additional grant to Liron Eizenman of 13,333 options to purchase Ordinary Shares of the Company, pursuant to the Plan. The exercise price of the options equals the average closing price of our Ordinary Shares on the 30 trading days preceding the date of the meeting, with 50% vesting on the second anniversary of the grant date and 50% vesting on the third anniversary of the grant date. The options (vested and unvested) will expire on the eighth anniversary of the grant date.

Additionally, on January 26, 2026 the Compensation Committee and Board of Directors approved the grant of 38,333 RSUs to Liron Eizenman. One third of which will vest on the first anniversary following the date of approval by the Board of Directors, or the Grant Date, one third will vest on the second anniversary of the Grant Date, and one third will vest on the third anniversary of the Grant Date. The grant is subject to the approval of our annual general meeting, which is expected to be held in June 2026.

Grants of Options and RSUs to Avi Eizenman

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

At the Annual General Meeting held on June 18, 2025, our shareholders approved a new grant to Avi Eizenman of 60,000 options to purchase Ordinary Shares of the Company pursuant to the Plan. The exercise price of the options equals the average closing price of our Ordinary Shares on the 30 trading days preceding the date of the meeting, with 50% vesting on the second anniversary of the grant date and 50% vesting on the third anniversary of the grant date. The options (vested and unvested) will expire on the eighth anniversary of the grant date.

Additionally, on January 26, 2026 the Compensation Committee and Board of Directors approved the grant of 42,000 RSUs to Avi Eizenman. One third of the RSUs will vest on the first anniversary following the date of approval by the Board of Directors, or the Grant Date, one third will vest on the second anniversary of the Grant Date, and one third will vest on the third anniversary of the Grant Date. The grant is subject to the approval of our annual general meeting, which is expected to be held in June 2026.

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

At their meetings in March 2025, our Compensation Committee and Board of Directors, approved and at our annual general meeting of our shareholders in June 2025, our shareholders approved extending the RSU Framework for an additional two years, such that the Compensation Committee and the Board of Directors shall be authorized to grant Mr. Orbach from time to time (i) an aggregate of up to 5,000 RSUs, upon terms to be determined by the Compensation Committee and the Board of Directors, in consideration for his providing Services during the period from November 1, 2025 until October 31, 2026, and (ii) an aggregate of up to a further 5,000 RSUs, upon terms to be determined by the Compensation Committee and the Board of Directors, in consideration for his providing Services during the period from November 1, 2026 until October 31, 2027.

Additionally, at their meetings in January 2026, our Compensation Committee and the Board of Directors determined that Mr. Orbach should be entitled to annual bonuses in line with bonuses paid to the Company’s C-Level officers, and approved a framework for awarding annual bonuses to Mr. Orbach. Pursuant to that framework, our Compensation Committee and the Board of Directors shall be authorized to award Mr. Orbach an annual bonus, commencing for the year 2025, equal to a multiple of his monthly fee, corresponding to the average monthly-salary multiple paid as a bonus for that year to the Company's C-Level officers. The bonus shall be paid in RSUs up to a maximum of 1,500 RSUs per year; with the value of such RSUs equal to the average closing price of the Company’s ordinary shares over the thirty (30) trading-day period immediately preceding the award of bonuses to the C-Level officers for that year.

The framework is subject to the approval of our annual general meeting, which is expected to be held in June 2026.

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

The table below sets forth the high and low reported sales prices in Dollars of our ordinary shares, as reported by NASDAQ during the indicated periods:

PERIOD	LOW	HIGH
March 2026	17.82	23.1
February 2026	17.91	21.7
January 2026	14.21	23
December 2025	13.34	15.57
November 2025	13.46	16.80
October 2025	15.19	18.9
FINANCIAL QUARTERS DURING THE PAST TWO YEARS
First Quarter 2026	14.21	23.1
Fourth Quarter 2025	13.34	18.9
Third Quarter 2025	14.93	19.36
Second Quarter 2025	12.44	16
First Quarter 2025	14.27	18.24
Fourth Quarter 2024	12.29	17.30
Third Quarter 2024	11.35	16.41
Second Quarter 2024	14.4	18.00
First Quarter 2024	14.80	19.04
FIVE MOST RECENT FULL FINANCIAL YEARS
2025	12.44	19.36
2024	11.35	19.04
2023	13.75	50.00
2022	31.30	51.66
2021	36.02	59.27

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

Law for the Encouragement of Research, Development and Technological Innovation in Industry, 5744-1984 (the “R&D Law”)

Programs approved by the Research Committee of the IIA are eligible for grants or loans if they meet certain criteria, generally in return for the payment of royalties from the sale of the product or services developed in accordance with the program and subject to other restrictions. Once a project is approved, the IIA awards grants generally of up to 50% of the project's expenditures in return for royalties, usually at the rate of 3% of sales of products developed with such grants. For projects approved after January 1, 1999, the amount of royalties payable is up to a dollar-linked amount equal to 100% of such grants plus interest at LIBOR or other applicable interest rate.

The terms of these grants prohibit the manufacture outside of Israel of the product developed in accordance with the program without the prior consent of the Research Committee of the IIA. Such approval, if granted, is generally subject to an increase in royalty rates, as well as in the total amount to be repaid to the IIA to between 120% and 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel.

The R&D Law also provides that know-how from the research and development, which is used to develop or produce the product, may not be transferred or licensed to Israeli third parties without the approval of the Research Committee. The R&D Law stresses that it is not just transfer of know-how that is prohibited, but also transfer of any rights in such know-how. Such restriction does not apply to exports from Israel of final products developed with such technologies. It is possible to receive approval of the transfer or license only if the transferee or licensee undertakes to abide by all of the provisions of the R&D Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties. Generally, royalty payments by the transferor are required in connection with the transfer to an Israeli third party. There is no assurance that such consent, if requested, would be granted. For additional information regarding the R&D Law, see "Item 4.B. – Information on the Company – Business Overview – Governmental Regulation Affecting the Company."

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

Surtax.

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 721,560 (for 2025), including, but not limited to, dividends, interest and capital gains.

In addition to the existing surtax at a rate of 3%, effective as of January 1, 2025, an additional surtax at a rate of 2% will be imposed specifically on capital-source income in excess of the threshold amount (the threshold has been frozen and will remain unchanged for the years 2025–2027). The surtax will apply to all income not classified as “business/employment income.” Such income includes capital gains from the sale of securities, dividends, interest, and similar income.

The surtax applies only to taxable income, after deductions, offsets, and exemptions permitted by law, and not to the taxpayer’s total gross receipts.

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

Update Regarding Recent U.S. Tax Legislation

In July 2025, the United States enacted the One Big Beautiful Bill Act (“OBBBA”), a broad tax and budget law that focuses primarily on U.S. corporate tax measures, international tax rules, and adjustments to various incentives and deductions. OBBBA does not have a material effect on our tax expenses or net income.

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

The Israeli tax returns of the Company are open for examination by the Israeli Tax Authority for tax years beginning in 2021.

The Federal tax returns of our U.S. subsidiary are open for examination by the Federal Tax Authorities for tax years beginning in 2022. The New Jersey state tax returns of our U.S. subsidiary are open for examination by the New Jersey State Tax Authority for the tax years beginning in 2021. The California State Tax returns of our U.S. subsidiary are open for examination by the California State Tax Authority for tax years beginning in 2021. The New York, Texas and Illinois State Tax returns of our U.S. subsidiary are open for examination by the respective jurisdiction tax authorities for tax periods beginning in 2022. The Virginia, Tennessee, and New Mexico State Tax returns of our U.S. subsidiary are open for examination by the respective jurisdiction State Tax Authorities for tax periods beginning in 2023.

The Danish tax returns of our Danish subsidiary are open for examination by the Danish Tax Authority for tax years beginning on January 1, 2022.

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

Interest Rate Risk

As of December 31, 2025, our investment portfolio consisted of approximately US$ 32.5 million invested in corporate and government debt securities. These securities are classified as "held to maturity." All of the Company's investments are in fixed-rate instruments.

We may be required to adjust the carrying value of our investment securities due to a default, lack of liquidity or other event. For that matter we are required to use of forward-looking information to calculate credit loss estimates

As of December 31, 2025, we were not required to adjust the carrying value of our investment securities.

For quantitative information on the Company's marketable securities, please see Note 5 to our consolidated financial statements included elsewhere in this annual report.

As of December 31, 2025, we did not have any short or long term interest bearing loans or debts, hence with respect to the Company's business operations, we do not have any exposure to interest rate risk.

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

As of December 31, 2025, we had accounts receivable in NIS or in funds linked thereto in the amount of US$ 2,573  thousand. Market risk was estimated as the potential decrease in balance resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the balance of our accounts receivable would decrease by US$ 234 thousand. As of December 31, 2025, we had accounts payable in NIS or linked thereto in the amount of US$ 9,246  thousand. Market risk was estimated as the potential increase in balance resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such decrease in the Dollar exchange rate, the balance of our accounts payable would increase by US$ 1,027 thousand.

In 2025, there was a decrease of 12.53% in the Dollar exchange rate to the NIS which resulted in an aggregate increase in the fair value of our assets of US$ 841 thousand and an aggregate increase in the fair value of our liabilities of US$ 1,422 thousand.

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

Our operating expenses may be affected by fluctuations in the value of the U.S. dollar as it relates to the NIS. By way of example, a hypothetical 10% weakening in the value of the U.S. Dollar relative to the NIS in 2025 would have resulted in an increase in operating expenses of approximately US$ 1,378  thousand for the year ended December 31, 2025. In addition, our operating expenses may be affected by fluctuations in the value of the U.S. Dollar as it relates to the DKK. By way of example, a hypothetical 10% weakening in the value of the U.S. dollar relative to the DKK in 2025, would have resulted in an increase in operating expenses of approximately US$ 604 thousand for the year ended December 31, 2025.

As of December 31, 2025, all of our investments, other than a portion of our cash and cash equivalents comprising a small portion of our overall investment portfolio, consisted of investments denominated in U.S. Dollars, and our portfolio is therefore not subject to significant exposure to foreign currency exchange risk.

As of December 31, 2025, we were not engaged in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations.

Credit Risk

Our investment portfolio includes "held to maturity" marketable securities. These securities include investments issued by highly rated issuers. As of December 31, 2025, the rating of the securities in our portfolio was at least BBB. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations), which may be exacerbated by economic turmoil that may affect the financial markets and the global economy and cause credit issues, including for reputable financial institutions. Any changes in fair value of our investment securities due to credit risk do not affect our profit or loss unless there is other than temporary impairment (see Note 2W to our financial statements for the year ended December 31, 2025). For additional information see "Item 3.D. Key Information – Risk Factors."

As of December 31, 2025, we were not required to adjust the carrying value of our investment securities.

Our top three ultimate customers accounted for approximately 28% of our revenues in 2025. We expect that a small number of customers will continue to account for a significant portion of our revenues for the foreseeable future. Difficulties in the fulfillment of the financial obligations of one or more of such customers may expose us to credit risk and may have a material adverse effect on our business and our financial condition and results. For additional information see "Item 3.D. Key Information – Risk Factors". Difficulties in the fulfillment of financial obligations of one or more of our customers may have an adverse effect on our ability to consummate the collection of consideration payable under purchase orders placed by, or invoiced to, such customers under one or more Design Wins in relation to which such customers operate. See Note 2 W. (2) of our consolidated financial statements.

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

Management assessed our internal control over financial reporting as of December 31, 2025, the end of our fiscal year. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control — Integrated Framework (2013)."

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2025, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. We reviewed the results of management's assessment with the audit committee of our Board of Directors.

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

Item 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services for the audit of the Company's consolidated annual financial statements for the years ended December 31, 2025 and 2024, audit-related services and tax services rendered by Kesselman & Kesselman Certified Public Accountants (Isr.) PwC Israel.

	2025	2024
Audit Fees(1)	$120,000	$120,000
Audit-Related Fees(2)	$-	$7,630
Tax Fees(3)	$49,806	$44,500

(1)
Audit Fees consist of fees for professional services rendered for the audit of the Company's annual consolidated financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

(2)
Audit-Related Fees consist of accounting consultation and consultation on financial accounting standards, not arising as part of the audit, audit related expenses, as well as procedures performed over registration statements.

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

Item 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

Item 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share (US$)	Total Number of Shares Purchased as Part of Publicly Announced Plan	Approximate Dollar Value that May Yet Be Purchased Under the Plan (US$)
January 1, 2025 - January 31, 2025	25,940	17.098	379,270	9,417,629
February 1, 2025 - February 28, 2025	20,253	16.870	399,523	9,075,969
March 1, 2025 - March 31, 2025	31,028	15.115	430,551	8,606,988
April 1, 2025 - April 30, 2025	22,768	13.691	453,319	8,295,278
May 1, 2025 - May 7, 2025	6,155	15.110	459,474	8,202,278
May 1, 2025 - May 31, 2025	6,155	15.110	459,474	8,202,278

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

Cybersecurity Threats

For the year ended December 31, 2025, through to the date of this annual report, there were no security incidents or breaches leading to material risks from cybersecurity threats, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition.

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

The Audit concerning cyber security measures was conducted throughout 2024. In October 2024 the members of the Board were provided with the Audit Report. The Board of Directors held a discussion concerning the Report and its evaluation. The Board resolved to adopt the measures recommended by management, including with respect to the appointment of a Steering Committee for Implementing Data Protection Measures. The committee has convened periodically since its inception.

In addition, the company's cybersecurity procedures were revised to include additional requirements for board involvement. These revisions outline, among other things, specific circumstances where the board's acknowledgement, or actual involvement, is necessary on cybersecurity matters.

PART III.

Item 17.          FINANCIAL STATEMENTS

Not Applicable.

Item 18.          FINANCIAL STATEMENTS

See pages F-1 to F-54

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

4.4
English summary of a Hebrew language addendum to the lease included in exhibit 4.2, between the Company and C.P.M Medical Equipment Ltd., dated August 24, 2024, as filed by us as an exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2024, as filed with the Securities and Exchange Commission on April 29, 2025, and incorporated herein by reference.

4.5
English summary of a Hebrew language addendum to the lease included in exhibit 4.3, between the Company and Techhouse Holdings Ltd, dated August 24, 2024, as filed by us as an exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2024, as filed with the Securities and Exchange Commission on April 29, 2025, and incorporated herein by reference.

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

4.8	Addendum to lease agreement between Silicom Connectivity Solutions, Inc. and York Property, LLC for space in Charlottesville, Virginia, dated February 26, 2026. (*)

4.9
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

4.10
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

4.12	English summary of Danish language addendum to Lease agreement between Silicom Denmark A/S and Svanestraede ApS, for space in Søborg, Denmark, dated February 3, 2025. (*),

4.13
Amended Executive Compensation Policy of the Company, which was approved by our shareholders at the Annual General Meeting held on June 18, 2025, but was approved and filed by us on Form 6-K with the Securities and Exchange Commission on May 6, 2025, and incorporated herein by reference.

8.1	List of subsidiaries. (*)

11.1
Code of Ethics, filed by us as an Exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission on March 26, 2008, and incorporated herein by reference.

11.2
Amended Insider Trading Policy, as filed by us as an exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2024, as filed with the Securities and Exchange Commission on April 29, 2025, and incorporated herein by reference.

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

97.1
Executive Officer Clawback Policy, as filed by us as an exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2024, as filed with the Securities and Exchange Commission on April 29, 2025, and incorporated herein by reference.

(*)	Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SILICOM LIMITED By: /s/ Liron Eizenman Liron Eizenman Chief Executive Officer

April 28, 2026

Silicom Ltd.

and its Subsidiaries

Consolidated
Financial Statements

As of and for the year ended
December 31, 2025

Silicom Ltd. and its Subsidiaries

Consolidated Financial Statements as of December 31, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Silicom Ltd.:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Silicom Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Capitalized internally developed software costs

As described in Note 2O to the consolidated financial statements, the Company has internally developed software costs of $2.6 million as of December 31, 2025. Management applied significant judgment in determining which software projects and activities within those projects qualify for capitalization, and the timing of establishing technological feasibility. In addition, management applied judgment in determining when to cease the capitalization of costs.

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

/s/ Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Haifa, Israel
March 16, 2026

We have served as the Company’s auditor since 2021.

Silicom Ltd. and its Subsidiaries

Consolidated Balance Sheets as of December 31

		2024	2025
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	3	51,283	35,156
Short-term bank deposits	4	-	6,000
Marketable securities	2E, 5	20,860	6,958
Accounts receivable:
Trade, net	2F	11,748	9,194
Other	6	4,839	3,155
Inventories	7	41,060	52,650

Total current assets		129,790	113,113

Marketable securities	2E, 5	6,839	25,518

Assets held for employees' severance benefits	12	1,483	1,670

Property, plant and equipment, net	8	3,055	3,140

Intangible assets, net	9	2,300	2,569

Operating leases right-of-use, net	10	6,942	6,147

Total assets		150,409	152,157

Avi Eizenman	Liron Eizenman	Eran Gilad
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Kfar-Saba, Israel
March 16, 2026

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Balance Sheets as of December 31

		2024	2025
	Note	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable		6,477	11,116
Other accounts payable and accrued expenses	11	6,945	14,116
Operating lease liabilities	10	1,670	2,019

Total current liabilities		15,092	27,251

Long-term liabilities
Operating lease liabilities	10	4,797	4,252
Liability for employees' severance benefits	12	2,649	3,049
Deferred tax liabilities	16G	32	116

Total liabilities		22,570	34,668

Shareholders' equity	13
Ordinary shares, ILS 0.01 par value; 10,000,000 shares authorized; 7,747,274 and 7,793,274 issued as at December 31, 2024 and 2025, respectively;
5,766,286 and 5,706,142 outstanding as at December 31, 2024 and 2025, respectively		22	22
Additional paid-in capital		73,837	76,625
Treasury shares (at cost) 1,980,988 and 2,087,132 ordinary
shares as at December 31, 2024 and 2025, respectively		(53,512)	(55,171)
Retained earnings		107,492	96,013

Total shareholders' equity		127,839	117,489

Total liabilities and shareholders’ equity		150,409	152,157

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Operations for the Year Ended December 31

		2023	2024	2025
		US$ thousands
	Note	Except for share and per share data

Sales	2M, 14	124,131	58,114	61,926
Cost of sales		95,442	41,516	43,000

Gross profit		28,689	16,598	18,926

Operating expenses
Research and development		20,638	19,508	20,054
Sales and marketing		6,935	6,014	6,528
General and administrative		4,229	4,354	4,605
Impairment of goodwill		25,561	-	-

Total operating expenses		57,363	29,876	31,187

Operating loss		(28,674)	(13,278)	(12,261)
Financial income ,net	15	1,372	1,961	1,653

Loss before income taxes		(27,302)	(11,317)	(10,608)

Income taxes	16	(889)	2,391	871

Net loss		(26,413)	(13,708)	(11,479)

Loss per share:
Basic and diluted loss per ordinary share (US$)	2T	(3.942)	(2.277)	(2.011)

Weighted average number of ordinary
shares used to compute basic and diluted loss
per share (in thousands)		6,700	6,020	5,707

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

	Ordinary shares		Additional paid-in capital	Treasury shares(3)	Retained earnings	Total shareholders’ equity
	Number of shares(1)	US$ thousands

Balance at
January 1, 2023	6,738,706	22	66,556	(34,896)	147,613	179,295

Exercise of options and RSUs(2)	69,241	-	762	-	-	762
Purchase of treasury shares	(419,657)	-	-	(9,320)	-	(9,320)
Reissuance of treasury shares under share-based compensation plan	17,233	* -	-	585	-	585
Share-based compensation	-	-	3,353	-	-	3,353
Net loss	-	-	-	-	(26,413)	(26,413)

Balance at
December 31, 2023	6,405,523	22	70,671	(43,631)	121,200	148,262

Exercise of RSUs(2)	8,000	* -	-	-	-	-
Purchase of treasury shares	(647,237)	-	-	(9,881)	-	(9,881)
Share-based compensation	-	-	3,166	-	-	3,166
Net loss	-	-	-	-	(13,708)	(13,708)
Balance at
December 31, 2024	5,766,286	22	73,837	(53,512)	107,492	127,839

Exercise of RSUs(2)	46,000	* -	-	-	-	-
Purchase of treasury shares	(106,144)	-	-	(1,659)	-	(1,659)
Share-based compensation	-	-	2,788	-	-	2,788
Net loss	-	-	-	-	(11,479)	(11,479)

Balance at
December 31, 2025	5,706,142	22	76,625	(55,171)	96,013	117,489

*	Less than 1 thousand.

[1]	Net of shares held by Silicom Inc. and Silicom Ltd.
[2]	Restricted share units (hereinafter - "RSUs").
[3]	Company shares held by the Company - presented as a reduction of equity at their cost to the Company.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows for the Year Ended December 31

	2023	2024	2025
	US$ thousands
Cash flows from operating activities
Net loss	(26,413)	(13,708)	(11,479)

Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,497	2,209	1,587
Impairment of intangible assets	5,264	-	-
Impairment of goodwill	25,561	-	-
Write-down of obsolete inventory	6,433	3,682	2,817
Changes in marketable securities and exchange rate differences	(140)	(318)	(415)
Share-based compensation expense	3,353	3,166	2,788
Deferred taxes, net	(1,885)	2,345	84
Changes in assets and liabilities:
Accounts receivable - trade	2,239	13,257	2,554
Accounts receivable - other	(138)	(1,104)	1,722
Change in liability for employees' severance benefits, net	(395)	(149)	213
Inventories	29,909	6,580	(14,553)
Trade accounts payable	(11,508)	2,147	5,287
Other accounts payable and accrued expenses	(2,852)	181	7,235
Net cash provided by (used in) operating activities	31,925	18,288	(2,160)

Cash flows from investing activities
Investment in short-term bank deposits	-	-	(6,000)
Investment in property, plant and equipment	(1,122)	(932)	(1,189)
Investment in intangible assets	(1,092)	(365)	(607)
Proceeds from maturity of marketable securities	4,320	8,117	44,952
Purchases of marketable securities	(9,623)	(11,100)	(49,578)
Net cash used in investing activities	(7,517)	(4,280)	(12,422)

Cash flows from financing activities
Exercise of options and RSUs	762	-	-
Purchase of treasury shares	(9,320)	(9,881)	(1,659)
Proceeds from reissuance of treasury shares upon exercise of options	585	-	-
Net cash used in financing activities	(7,973)	(9,881)	(1,659)

Effect of exchange rate changes on cash balances held	(197)	184	114

Increase (decrease) in cash and cash equivalents	16,238	4,311	(16,127)

Cash and cash equivalents at beginning of year	30,734	46,972	51,283
Cash and cash equivalents at end of year	46,972	51,283	35,156

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows for the Year Ended December 31

	2023	2024	2025
	US$ thousands
Supplementary cash flow information
Non-cash transactions:
Additions of right of use assets and lease liabilities	388	2,148	639
Termination of lease agreements	(620)	-	(44)
Investments in property, plant and equipment	54	332	44
	(178)	2,480	639

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

The Company recognizes current expected credit losses for financial assets held at amortized cost. The Company uses forward-looking information to calculate credit loss estimates. As of December 2024 and 2025 the allowance for credit losses is immaterial.

F.	Trade accounts receivable, net

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company presents accounts receivable in the consolidated balance sheets net of allowance for expected credit losses for potential uncollectible amounts. The allowance represents the current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable based on current conditions as of the balance sheet date in accordance with ASC 326-20-30-10C and ASC 326-20-30-10D. The estimate is a result of the Company’s ongoing evaluation of collectability, including factors such as past due status, creditworthiness of the specific customer and payment history. The Company elected to apply the practical expedient provided in ASU 2025-05.

As of December 31, 2024 and 2025, allowance for credit losses amounted to US$ 20 thousand.

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

The Company recorded a goodwill impairment loss of US$ 25,561 thousand in the year ended December 31, 2023. See note 17.

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in the amortization of such intangible assets in the straight-line method.

The Company recorded an impairment loss of US$ 5,264 thousand in the year ended December 31, 2023, for two capitalization of software development costs projects, that will no longer be utilized by the Company. See note 9.

K.	Impairment of long-lived assets

In accordance with Impairment or Disposal of long-lived assets Subsections of FASB ASC Subtopic 360-10, Property, Plant, and Equipment – Overall, Long-lived assets, such as property, plant, equipment and definite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or an asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary.

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

As of December 31, 2025, all of the Company's leases are operating leases.

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

The Company recognizes compensation expense based on estimated grant date fair value in accordance with ASC Topic 718, Compensation -Stock Compensation as follows:

When portions of an award granted to employees vest in increments during the requisite service period (graded-vesting award), the Company’s accounting policy is to recognize compensation cost for the award over the requisite service period for each separately vesting portion of the award.

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

T.	Basic earnings (loss) and diluted earnings (loss) per share

Basic earnings (loss) per ordinary share is calculated by dividing the net income attributable to ordinary shares, by the weighted average number of ordinary shares outstanding and vested RSU’s (net of treasury shares). Diluted earnings (loss) per ordinary share calculation is similar to basic earnings (loss) per ordinary share except that the weighted average of ordinary shares outstanding is increased to include outstanding potential ordinary shares during the period if dilutive. Potential ordinary shares arise from stock options and unvested RSUs, and the dilutive effect is reflected by the application of the treasury stock method.

The following table summarizes information related to the computation of basic and diluted earnings (loss) per ordinary share for the years indicated.

	Year ended December 31
	2023	2024	2025
Net loss attributable to ordinary shares
(US$ thousands)	(26,413)	(13,708)	(11,479)

Weighted average number of ordinary shares outstanding
used in basic and diluted loss per ordinary share calculation	6,699,813	6,019,661	5,706,670

Basic and diluted loss per ordinary shares (US$)	(3.942)	(2.277)	(2.011)

Weighted average number of shares related to options
and RSUs excluded from the diluted loss per share
calculation because of anti-dilutive effect	69,005	230,696	766,398

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

U.	Comprehensive Income

For the years ended December 31, 2023, 2024 and 2025, comprehensive income equals net income.

V.	Fair Value Measurements

The Company's financial instruments consist mainly of cash and cash equivalents, bank deposit, marketable securities, trade and other receivables and trade accounts payable and other payable. The carrying amounts of these financial instruments, except for marketable securities, approximate their fair value because of the short maturity of these instruments. The fair value of marketable securities is presented in Note 5 to these consolidated financial statements. Assets held for severance benefits are recorded at their current cash redemption value.

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

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, marketable securities, trade receivables and assets held for employees’ severance benefits. Cash and cash equivalents balances of the Company, which are subject to credit risk, consist of cash accounts held with major financial institutions. Marketable securities consist of held to maturity marketable securities issued by highly rated corporations. As of December 31, 2024 and 2025, the ratings of the securities in the Company's portfolio was at least BBB. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations). The Company closely monitors extensions of credit and has never experienced significant credit losses.

(2)	Significant customers

The Company's top three ultimate customers accounted for approximately 28% of its revenues in 2025. The Company expects that a small number of customers will continue to account for a significant portion of its revenues for the foreseeable future. See Note 14.

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

Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The standard requires entities to disclose specific categories in the rate reconciliation and to provide additional information for reconciling items that meet a quantitative threshold. It also requires entities to disclose certain information about income taxes paid and other disclosures related to income and income tax expense from continuing operations. The standard is effective for fiscal years beginning after December 15, 2024 for public business entities. The Company adopted this ASU on a prospective basis effective January 1, 2025.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient when estimating credit losses on accounts receivable and contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable and current contract assets remain unchanged for the remaining life of those assets. The ASU is effective for annual periods beginning after December 15, 2025, and interim periods within those annual reporting periods. Effective January 1, 2025, the company early adopted ASU 2025-05 on a prospective basis. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements and related disclosures.

Recently issued accounting pronouncements, not yet adopted.

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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 3 - Cash and Cash Equivalents

	December 31
	2024	2025
	US$ thousands

Cash	47,727	16,856
Cash equivalents *	3,556	18,300
	51,283	35,156

*
Comprised mainly of bank deposits in USD as at December 31, 2024 carrying a weighted average interest rate of 3.46% and mainly of money market in USD as at December 31, 2025 carrying a weighted average interest rate of 4.20%.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 4 - Short-term bank deposits

	December 31
	2024	2025
	US$ thousands

Short-term bank deposits	-	6,000
Annual interest rate	-	4.6%

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Marketable Securities

The Company's investments in marketable securities as of December 31, 2024 and 2025 are classified as ''held-to-maturity'' and consist of the following:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding	Aggregate
	cost basis**	gains	(losses)	fair value*
	US$ thousands
At December 31, 2025
Held to maturity:
Corporate debt securities and government debt securities
Current	7,010	11	(35)	6,986
Non-Current (1 to 4 years)	25,797	70	(189)	25,678

	32,807	81	(224)	32,664

At December 31, 2024
Held to maturity:
Corporate debt securities and government debt securities
Current	20,990	-	(171)	20,819
Non-Current (1 to 3 years)	6,891	10	(61)	6,840

	27,881	10	(232)	27,659

*	Fair value is being determined using Level 2 inputs.

**	Including accrued interest in the amount of US$ 182 thousand and US$ 331 thousand as of December 31, 2024 and 2025, respectively.

The accrued interest is presented as part of other receivables on the balance sheet.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Marketable Securities (Cont’d)

Activity in marketable securities in 2024 and 2025:	US$ thousands

Balance at January 1, 2024	24,764

Purchases of marketable securities	11,100
Amortization of discount on marketable securities	134
Proceeds from maturity of marketable securities	(8,117)

Balance at January 1, 2025	27,881

Purchases of marketable securities	49,578
Amortization of discount on marketable securities	300
Proceeds from maturity of marketable securities	(44,952)

Balance at December 31, 2025	32,807

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Marketable Securities (Cont’d)

The following table summarizes the gross unrealized losses or gains on investment securities and the fair value of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss or gain position, at December 31, 2025:

	Less than 12 months		12 months or more		Total
Held to maturity:	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value

Corporate debt securities and government debt securities	(192)	17,451	(32)	3,980	(224)	21,431

	Less than 12 months		12 months or more		Total
Held to maturity:	Unrealized Gains	Fair value	Unrealized Gains	Fair value	Unrealized Gains	Fair value

Corporate debt securities and government debt securities	74	9,961	7	1,272	81	11,233

The unrealized losses or gains on the investments were caused by changes in interest rate. The Company has the ability and intent to hold these investments until maturity and it is more likely than not that the Company will not be required to sell any of the securities before recovery.

Note 6 - Other Receivables

	December 31
	2024	2025
	US$ thousands

Advances to suppliers	184	412
Government authorities	3,183	825
Prepaid expense	1,130	912
Other receivables	342	1,006
	4,839	3,155

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 7 - Inventories

	December 31
	2024	2025
	US$ thousands

Raw materials and components	23,130	36,281
Products in process	12,494	9,122
Finished products	5,436	7,247
	41,060	52,650

In the years ended December 31, 2023, 2024 and 2025, the Company recorded inventory write-downs in the amount of US$ 6,433 thousand, US$ 3,682 thousand and US$ 2,817 thousand, respectively.

Note 8 - Property, Plant and Equipment, Net

	December 31
	2024	2025
	US$ thousands

Machinery and equipment	11,257	11,467
Office furniture and equipment	680	688
Leasehold improvements	2,742	2,732

Property, plant and equipment	14,679	14,887

Accumulated depreciation	(11,624)	(11,747)

Property, Plant and equipment, net	3,055	3,140

Depreciation expenses for the years ended December 31, 2023, 2024 and 2025 were US$ 2,212 thousand, US$ 1,891 thousand and US$ 1,249 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 9 - Intangible Assets

		December 31
		2024	2025
	Useful life	US$ thousands
Original cost:
Capitalization of software development costs	8	5,274	4,184
Licenses	3	633	-
		5,907	4,184
Accumulated amortization:
Capitalization of software development costs		2,993	1,615
Licenses		614	-
		3,607	1,615

Intangible assets, net:
Capitalization of software development costs		2,281	2,569
Licenses		19	-
		2,300	2,569

Amortization expense for the years ended December 31, 2023, 2024 and 2025 were US$ 285 thousand, US$ 318 thousand and US$ 338 thousand, respectively. The estimates amortization of capitalized software development costs in relation to developments that were available for general release to customers, as of December 31, 2025, are US$ 305 thousand in each of the years 2026 through 2029, US$ 239 thousand in 2030, US$ 58 thousand in 2031, US$ 39 thousand in 2032. The Company recorded an impairment loss of US$ 5,264 thousand in the year ended December 31, 2023, for two capitalization of software development costs projects, that will no longer be utilized by the Company. The impairment was recorded in cost of sales.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 - Leases

A.	The components of operating lease cost for the year ended December 31, 2023, 2024 and 2025 were as follows:

	Year ended December 31
	2023	2024	2025
	US$ thousands
Operating lease costs (mainly plant and offices)	1,799	1,755	1,717
Variable lease payments not included in the lease liability	103	127	135
Short-term lease cost	248	239	184
Total operating lease cost	2,150	2,121	2,036

B.	Supplemental cash flow information related to operating leases was as follows:

	Year ended December 31
	2023	2024	2025
	US$ thousands
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	1,662	1,566	1,760
Right-of-use assets obtained in exchange for lease liabilities (non-cash):
Additions of operating leases	388	2,148	639
Termination of operating leases	(620)	-	(44)

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 10 - Leases (cont’d)

C.	Supplemental balance sheet information related to operating leases was as follows:

	December 31
	2024	2025
	US$ thousands
Operating leases:
Operating leases right-of-use	6,942	6,147

Current operating lease liabilities	1,670	2,019
Non-current operating lease liabilities	4,797	4,252
Total operating lease liabilities	6,467	6,271

D.	Supplemental balance sheet information related to operating leases was as follows:

	December 31
	2024	2025
	US$ thousands
Weighted average remaining lease term (years)	5.1	4.3

Weighted average discount rate	3.3%	3.4%

E.	Future lease payments under non-cancellable leases as of December 31, 2025 were as follows:

December 31, 2025
US$ thousands
2026	2,055
2027	1,684
2028	1,532
2029	1,023
2030	337
After 2030	4
Total operating lease payments	6,635
Less: imputed interest	(364)
Present value of lease liabilities	6,271

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 11 - Other accounts payable and accrued expenses

	December 31
	2024	2025
	US$ thousands
Accrued expenses	1,566	3,797
Employee benefits	4,184	5,862
Government authorities	242	266
Advances from customers	693	4,097
Other payables	260	94
	6,945	14,116

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 12 - Assets Held and Liability for Employees' Severance Benefits

A.	Under Israeli law and labor agreements, Silicom is required to make severance payments to retired or dismissed employees and to employees leaving employment in certain other circumstances.

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

D.
Expenses recorded with respect to employees' severance payments for the years ended December 31, 2023, 2024 and 2025, mainly attributed to Section 14, were US$  878 thousand, US$ 556 thousand and US$ 991 thousand, respectively.

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

C.	During 2023, 2024 and 2025, the Company granted 86,000, 2,969 and 29,642 RSUs respectively to certain of its directors, employees and consultants under the 2013 Plan. In relation to those grants:

1.	The vesting period of the RSUs ranges between 2 to 3 years from the date of grant.

2.	The fair value of RSUs is estimated based on the market value of the Company’s stock on the date of grant, less an estimate of dividends that will not accrue to RSUs holders prior to vesting.

3.	The Company recognizes compensation expenses on these RSUs based on estimated grant date fair value, assuming that no dividend yield is expected in any of the years.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

D.	On June 14, 2023, the Company granted, in aggregate, 137,911 options to certain of its CEO and employee under the 2013 Plan. In relation to this grant:

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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

E.	On June 18, 2024, the Company granted, in aggregate, 410,714 options to certain of its directors, CEO and employees under the 2013 Plan. In relation to this grant:

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

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

F.	On June 18, 2025, the Company granted, in aggregate, 311,001 options to certain of its directors, CEO and employees under the 2013 Plan. In relation to this grant:

3.
The exercise price for the options (per ordinary share) was US$ 15.01 and the Option expiration date is June 18, 2033. The options vest and become exercisable in two equal portions: 50% on the second anniversary of the date of grant, and 50% on the third anniversary of the date of grant.

4.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate (a)	4.24%
Expected dividend yield	0.0%
Average expected volatility (b)	43.25%
Post-vesting termination rate	7%
Suboptimal factor (c)	2.76

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company’s ordinary shares on the NASDAQ National Market.
(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

G.	The following table summarizes information regarding stock options as at December 31, 2025:

	Options outstanding		Options exercisable
		Weighted average		Weighted average
		remaining		remaining
Exercise price	Number	contractual life	Number	contractual life
US$	of options	(in years)	of options	(in years)

33.27	10,148	0.3	10,148	0.3

16.42	385,213	6.5	-	6.5

15.01	303,581	7.5	-	7.5

	698,942		10,148

The aggregate intrinsic value of options outstanding as of December 31, 2024 and 2025 is US$ 0 thousand and US$ 0 thousand, respectively.
The aggregate intrinsic value of options exercisable as of December 31, 2024 and 2025 is US$ 0 thousand and US$ 0 thousand, respectively.
The total intrinsic value of options exercised during the year ended December 31, 2024 and 2025, is US$ 0 thousand and US$ 0 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

H.	The stock option activity under the abovementioned plans is as follows:

			Weighted
		Weighted	average
	Number	average	grant date
	of options	exercise price	fair value
		US$	US$

Balance at January 1, 2023	661,062

Granted	137,911	35.12	15.84
Exercised	(45,474)	29.91	12.33
Forfeited	(14,256)	40.40	15.90
Expired	(729,095)	37.80	15.05

Balance at December 31, 2023	10,148

Granted	410,714	16.42	7.08
Forfeited	(15,292)	16.42	7.08

Balance at December 31, 2024	405,570

Granted	311,001	15.01	7.39
Forfeited	(17,629)	15.83	7.34

Balance at December 31, 2025	698,942
Exercisable at December 31, 2025	10,148

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

I.	The Restricted Share Units activity under the abovementioned plans is as follows:

		Weighted
	Number of	average
	Restricted	grant date
	Share Units	fair value
		US$

Balance at January 1, 2023	57,000

Granted	86,000	36.24
Forfeited	(8,000)	36.24
Vested	(41,000)	35.33

Balance at January 1, 2024	94,000

Granted	2,969	15.42
Forfeited	(500)	43.02
Vested	(8,000)	36.24

Balance at December 31, 2024	88,469

Granted	29,642	15.59
Forfeited	(1,000)	36.24
Vested	(46,000)	37.35

Balance at December 31, 2025	71,111

The aggregate intrinsic value of RSUs outstanding as of December 31, 2024 and December 31, 2025 is US$ 1,443 thousand and US$ 1,045 thousand, respectively.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 13 - Shareholders' Equity (cont'd)

Share based compensation (cont'd)

J.	During 2023, 2024 and 2025, the Company recorded share-based compensation expenses. The following summarizes the allocation of the stock-based compensation expenses:

	Year ended December 31
	2023	2024	2025
	US$ thousands

Cost of sales	428	276	285
Research and development costs	1,423	1,373	1,127
Selling and marketing expenses	747	728	683
General and administrative expenses	755	789	693

	3,353	3,166	2,788

As of December 31, 2025, there were US$ 2,906 thousand of unrecognized compensation costs related to stock options and RSUs to be recognized over a weighted average period of 1.62 years.

The total tax benefit recognized (before consideration of valuation allowances) in the consolidated statements of operations related to share based compensation expenses amounted to US$ 2 thousand and US$ 1 thousand for the year ended December 31, 2024 and December 31, 2025.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 14 - Segment Reporting

A.	Information on sales by geographic distribution:

Sales are attributed to geographic distribution based on the location of the ultimate customer:

	Year ended December 31
	2023	2024	2025
	US$ thousands

USA	103,985	43,698	45,656
North America - other	1,442	280	331
Israel	7,560	3,365	3,831
Europe	8,048	6,221	6,992
Asia-Pacific	3,096	4,550	5,116

	124,131	58,114	61,926

B.	Sales to single ultimate customers exceeding 10% of sales (US$ thousands):

	Year ended December 31
	2023	2024	2025
	US$ thousands

Customer "A"	5,889	7,302	8,454
Customer "B"	11,018	7,611	3,591
Customer "C"	26,808	2,904	2,560

C.	Information on Long-Lived Assets - Property, Plant and Equipment and ROU assets by geographic areas:

The following table presents the locations of the Company’s long-lived assets as of December 31, 2024 and 2025:

	Year ended December 31
	2024	2025
	US$ thousands

North America	420	257
Europe	71	86
Israel	9,506	8,944

	9,997	9,287

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 14 - Segment Reporting (cont’d)

D.	Segment information:

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (“CODM”). The Company has one operating segment.

The Company’s operations are managed and reported to its Chief Executive Officer (“CEO”), the Company’s chief operating decision maker ("CODM").

The CODM uses operating and net income to allocate resources during the Company’s annual planning process and throughout the year, as well as to assess the performance of the Company’s operations. Operating income serves as a key financial metric used by the CODM to evaluate operating results and support strategic and operational decision making.

The following table provides the significant expense (income) categories and amounts align with the segment-level information that is regularly provided to the CODM:

	Year ended December 31
	2023	2024	2025
	US$ thousands

Sales	124,131	58,114	61,926
Raw material and subcontracted manufacturing costs	(81,947)	(35,364)	(36,112)
Write-down of obsolete inventory	(6,433)	(3,682)	(2,817)
Payroll & related expenses	(21,465)	(19,481)	(22,189)
Share-based compensation expenses	(3,353)	(3,166)	(2,788)
Subcontractor work	(2,681)	(3,747)	(3,228)
Depreciation costs	(2,212)	(1,891)	(1,249)
Rent	(2,150)	(2,121)	(2,036)
Impairment of goodwill	(25,561)	-	-
Other segment items *	(6,718)	(1,622)	(3,430)
Amortization expense	(285)	(318)	(338)
Operating loss	(28,674)	(13,278)	(12,261)
Financial income, net	1,372	1,961	1,653
Income taxes	889	(2,391)	(871)
Segment net loss	(26,413)	(13,708)	(11,479)

*	Other segment items included in Segment net loss includes professional services, consulting and other outside services expenses, travel expenses, insurance, facilities, and other overhead items.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 15 - Financial Income , Net

	Year ended December 31
	2023	2024	2025
	US$ thousands

Interest income	1,254	2,597	2,620
Exchange rate differences, net	163	(625)	(918)
Bank charges	(45)	(11)	(49)

	1,372	1,961	1,653

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

Out of the Company’s retained earnings as of December 31, 2025, approximately US$ 54,729 thousand are tax-exempt, under our previous "Approved Enterprise" and "Benefited Enterprise" status. If such tax-exempt income is distributed as a dividend (including a liquidation dividend), it would be taxed at the regular corporate tax rate applicable to such profits (subject to a maximum rate of 25%) and an income tax liability of up to approximately US$ 11,968 thousand would be incurred as of December 31, 2025. The Company intends to reinvest its tax-exempt income. Accordingly, no deferred tax liability has been recognized for income attributable to the Company’s previous "Approved Enterprise" or "Benefited Enterprise" status. If the Company was to declare a dividend from its tax-exempt income, an income tax expense would be recognized in the period a dividend is declared.

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

3.
The Company has not provided for Israeli income tax and foreign withholding taxes on US$ 21,118 thousand of its non-Israeli subsidiaries' undistributed earnings as of December 31, 2025. The earnings could become subject to tax if earnings are remitted or deemed remitted as dividends or upon sale of a subsidiary.

The Company currently has no plans to repatriate those funds and intends to indefinitely reinvest them in its non-Israeli operations. The unrecognized deferred tax liability associated with these temporary differences was approximately US$ 2,398 thousand at December 31, 2025.

E.	Tax assessments

1.	For the Israeli jurisdiction the Company has final tax assessments for all years up to and including the tax year ended December 31, 2020.

2.
For the US federal jurisdiction, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2021. For the New Jersey and California state jurisdictions, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2020. For the New York, Texas and Illinois state jurisdictions, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2021. For the Virginia, Tennessee, and New Mexico state jurisdictions, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2022.

3.	For the Danish jurisdiction, Silicom Denmark has final tax assessments for all years up to and including the tax year ended December 31, 2021.

4.	The balance of the operating loss carryforwards in the Israeli tax jurisdiction as of December 31, 2025, is US$ 28,474 which can be carried forward indefinitely.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont'd)

F.	Income (loss) before income taxes and income taxes expense (benefit) included in the consolidated statements of operations

	Year ended December 31
	2023	2024	2025
	US$ thousands

Loss before income taxes:
Israel	(30,101)	(12,287)	(13,124)
Foreign jurisdictions	2,799	970	2,516
	(27,302)	(11,317)	(10,608)

Current taxes:
Israel	201	235	261
Foreign jurisdictions	921	457	511
	1,122	692	772

Current tax (benefits) expenses relating to prior years:
Israel	(10)	(814)	10
Foreign jurisdictions	(116)	168	5
	(126)	(646)	15

Deferred taxes:
Israel	(1,857)	2,359	-
Foreign jurisdictions	(28)	(14)	84
	(1,885)	2,345	84

Income tax expense (benefit)	(889)	2,391	871

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont'd)

G.	Deferred tax assets and liabilities

The tax effects of significant items comprising the Company’s deferred tax assets and liabilities are as follows:

	December 31	December 31
	2024	2025
	US$ thousands	US$ thousands

Deferred tax assets:
Accrued employee benefits	258	307
Research and development costs	1,029	1,057
Operating loss carryforwards	1,370	2,268
Property, plant and equipment	10	4
Share based compensation	438	490
Intangible assets	16	10
Operating lease liabilities	485	470
Goodwill*	55	4
Other	36	2
Gross deferred tax assets, before valuation allowances	3,697	4,612
Less: valuation allowance	(2,918)	(3,814)
Total deferred tax assets:	779	798

Deferred tax liabilities:
Intangible assets	(290)	(425)
Property, plant and equipment		(20)
Operating leases right-of-use, net	(521)	(461)
Other	-	(8)
Total deferred tax liabilities	(811)	(914)

Net deferred tax liabilities	(32)	(116)

Foreign jurisdictions	(32)	(116)
	(32)	(116)

Non-current deferred tax liabilities	(32)	(116)
	(32)	(116)

* The recognized goodwill is deductible for income tax purposes for 10 years.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)

H.	Reconciliation of the statutory tax expense to actual tax expense

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2Y, the reconciliation of the statutory tax expense to actual tax expense for the year ended December 31, 2025 was as follows:

	Year ended December 31, 2025
	US$ thousands	Percent

Loss before income taxes	(10,608)
Statutory tax rate in Israel	23.0%
	(2,440)
Foreign tax effects
US federal jurisdiction
Statutory rate differential	(34)	0%
State and local tax	119	(1)%
Other	5	(0)%
Other foreign jurisdiction	(57)	1%
Non-taxable or Non-deductible items
Shared based compensation	433	(4)%
Other	48	0%
Tax effect due to "Preferred Enterprise" status	1,911	(18)%
Changes in valuation allowance	896	(8)%
Other	(10)	0%
Income tax expense	871	(8)%

The realization of tax benefits of net deferred tax assets is dependent upon future levels of taxable income, of an appropriate character, in the periods the items are expected to be deductible or taxable. Based on the available objective evidence during the year ended December 31, 2025, we cannot assume that it is more likely than not that the tax benefits relating to carry forward losses and deductible temporary differences for the Israeli jurisdiction will be realized. Accordingly, we have maintained a valuation allowance against the deferred tax assets and intend to maintain the applicable valuation allowance until sufficient positive evidence exists to support a reversal of, or decrease in, the valuation allowance.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)

H.	Reconciliation of the statutory tax expense to actual tax expense (cont’d)

The reconciliation of the statutory tax expense to actual tax expense for the years ended December 31, 2024 and 2023 in accordance with the guidance prior to the adoption of ASU 2023-09 was as follows:

	Year ended December 31
	2023	2024
	US$ thousands

Income (loss) before income taxes	(27,302)	(11,317)
Statutory tax rate in Israel	23.0%	23.0%
	(6,279)	(2,603)

Increase (decrease) in taxes resulting from:
Non-deductible operating expenses	4,308	485
Non-taxable income	-	(61)
Prior years adjustments	(126)	(646)
Tax effect due to "Preferred Enterprise" status	784	2,121
Statutory rate differential	221	177
Valuation Allowance	-	2,918
Other	203	-

Income tax expense (benefit)	(889)	2,391

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 16 - Taxes on Income (cont’d)

I.	Cash paid for income taxes, net of refunds, during the year ended December 31, 2025 was

December 31,
2025
US$ thousands

Israel	250
Foreign
U.S. Federal	372
U.S. State
New Jersey	84
Virginia	43
Other states	53
Other foreign	59
861

Cash paid for income taxes, net of refunds, during the years ended December 31, 2024. and 2023. was US$917 thousand and US$301 thousand, respectively.

J.	Accounting for uncertainty in income taxes

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

During 2023, 2024 and 2025 the Company and its subsidiaries did not have any significant unrecognized tax benefits and thus, no related interest and penalties were accrued.

In addition, the Company and its subsidiaries do not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 17 - Goodwill

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

Note 18 - Subsequent Events

In January 2026, the Company’s compensation committee and board of directors, has approved the grant of a total of 232,934 RSUs under the Global Share Incentive Plan (2013) (as extended on October 26, 2023), of which RSUs granted to directors and CEO are subject to the approval of the Annual General Meeting, which is currently scheduled to convene no later than June 2026, as prescribed under the Israeli Companies Law, 1999 and the Company's Amended and Restated Articles of Association.